Form 20-F
period 2005-12-31
EMPRESA BRASILEIRA DE AERONAUTICA S.A.
filed 2006-06-30
CIK 1355444

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________

FORM 20-F
__________________________________

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report [  ]

For the transition period from [   ] to [   ]

Commission file number 333-132289

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
(Exact name of Registrant as specified in its charter)

EMBRAER – Brazilian Aviation Company Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation)

     Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)
___________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary	New York Stock Exchange
Receipts), each representing four common shares
____________
*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
___________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.
___________________________

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

242,544,448 common shares, without par value
479,287,609 preferred shares, without par value

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ x ]      No [ ]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [ ]      No [ x ]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]      No [ ]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ x ]       Accelerated Filer [ ]       Non-accelerated filer [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]      Item 18 [ x ]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]      No [ x ]

Page

PART I

(i)

(ii)

INTRODUCTION

     In this annual report, “Embraer,” “we,” “us” or “our” refer to Embraer-Empresa Brasileira de Aeronáutica S.A., formerly known as Rio Han Empreendimentos e Participações S.A. (as successor in interest to Embraer-Empresa Brasileira de Aeronáutica S.A., or Former Embraer, as a result of the merger of Former Embraer with and into Embraer), and its consolidated subsidiaries (unless the context otherwise requires). All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Corporate Reorganization

     On March 31, 2006, the merger of Former Embraer with and into Embraer was approved by their respective shareholders. The purpose of the merger was to, among other things, create a basis for the sustainability, growth and continuity of Former Embraer’s businesses and activities by simplifying the capital structure of Former Embraer and thereby improving its access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the merger, Former Embraer ceased to exist and (1) Embraer succeeded to all rights and obligations of Former Embraer and changed its legal name to Former Embraer’s name, (2) each common share of Former Embraer was exchanged for one common share of Embraer, (3) each preferred share of Former Embraer was exchanged for one common share of Embraer, (4) each American Depositary Share, or ADS, of Former Embraer, each of which represented four preferred shares of Former Embraer was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and (5) the golden share, a special class of common share of Former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common share of Embraer. For further information on the merger, see “Item 4A. History and Development of the Company—Corporate Reorganization.”

Presentation of Financial and Other Data

Financial Data

     Our audited financial statements at December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are included in this annual report and have been audited by Deloitte Touche Tohmatsu.

     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars. As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52. Our financial statements and financial data presented herein and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

     Pursuant to SFAS 52 as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

     In our 2003, 2004 and 2005 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

(iii)

     For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

     We have restated our consolidated financial statements for the year ended December 31, 2004 with respect to the accounting of certain financial instruments, as a result of the reclassification of securities held by private fixed income funds with maturity of more than 90 days in our consolidated balance sheet and in our consolidated statement of cash flows.

     We have reclassified certain amounts in our consolidated balance sheet for the year ended December 31, 2004 previously accounted as “cash and cash equivalents” to “temporary cash investments,” in the total amount of US$243.5 million, in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and, consequently, have reclassified amounts in our consolidated statement of cash flows from investing activities to operating activities which had generated a net cash used in operating activities of US$398.8 and also a net cash used by investing activities of US$59.1 in accordance with SFAS No. 95 Statement of Cash Flow. The results of the restatement had no effect on our consolidated statements of income and comprehensive income. See Note 2 to our consolidated financial statements.

     As a result of the listing of our common shares on the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), beginning in June 2008 we will be required to either translate into English our quarterly financial statements, including cash flow statements, prepared in accordance with the Brazilian Corporate Law, or prepare such quarterly financial statements in accordance with, or reconciled to, U.S.GAAP or International Financial Reporting Standards, or IFRS.

     As a result of the remeasurement of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and accounting principles generally accepted in Brazil, or Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

Other Data

     Some of the financial data contained in this annual report reflects the effect of rounding. Aircraft ranges are indicated in nautical miles. One nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers. Aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound. The term “regional jets” refers to narrow body jet aircraft with 30-60 passenger seats. The term “mid-capacity jets” refers to jet aircraft with 70-120 passenger seats. All of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment. As used in this annual report, the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets. The terms “very light jet” and “light jet” refer to executive jets that carry from 6 to 8 passengers and up to 9 passengers, respectively, that are designed for short take-off distances. The term “ultra-large” refers to executive jets that have longer range and over-sized cabin space that on average carry 19 passengers. As used in this annual report, the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

     We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract, customarily accompanied by a down payment, where we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude one EMB 145 and two EMB 135s delivered to the Belgian government in 2001, one EMB 145 delivered to the Belgian government in 2002, one EMB 135 aircraft delivered to the Greek government in 2000, and two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2003 and 2004. These aircraft have been included in our defense and government data. In

(iv)

July 2005, we started to include the number of aircraft sold by the defense and government segment to state-owned airlines such as TAME and Satena in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

     This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  general economic, political and business conditions, both in Brazil and in our markets;
  changes in competitive conditions and in the general level of demand for our products;
  our future financial performance, financing plans and programs, and the effects of competition;
  continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the new executive jets, the Phenom 100, Phenom 300 and Lineage 1000), and our defense aircraft;
  our level of debt;
  the continuation of anticipated trends in our industry and of our short- and long-term outlook for the 30-120 seat commercial airline market;
  our expenditure plans;
  adverse impacts of commercial airline bankruptcies on our revenues or operating results;
  inflation and fluctuations in exchange rates;
  our ability to develop and deliver our products on a timely basis;
  availability of sales financing for our existing and potential customers;
  existing and future governmental regulation; and
  other risk factors as set forth under “Item 3D. Risk Factors.”

     The words “believe,” “may,” “will,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

(v)

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

     The following table presents our selected financial and other data at and for each of the periods indicated. The selected financial data at December 31, 2004 and 2005 and for the three years ended December 31, 2005 are derived from our consolidated U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu. See “Introduction—Presentation of Financial and Other Data—Financial Data.”

	At and for the year ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except per share/ADS data)
Income Statement Data
Net sales	US$2,926,995	US$2,525,800	US$2,143,460	US$3,440,533	US$3,829,907
Cost of sales and services	(1,769,234)	(1,531,720)	(1,335,032)	(2,267,330)	(2,671,816)
Gross profit	1,157,761	994,080	808,428	1,173,203	1,158,091
Operating expenses
Selling expenses	US$(212,057)	US$(211,015)	US$(206,246)	US$(342,883)	US$(269,747)
Research and development	(99,566)	(158,499)	(173,216)	(44,506)	(93,166)
General and administrative expenses	(120,787)	(109,673)	(114,743)	(139,357)	(205,202)
Employee profit sharing	(43,746)	(25,222)	(20,399)	(61,199)	(56,051)
Other operating expense, net	(30,537)	(20,498)	(29,060)	(41,272)	(26,079)

Total operating expenses	US$(506,693)	US$(524,907)	US$(543,664)	US$(629,217)	US$(650,245)

Income from operations	US$651,068	US$469,173	US$264,764	US$543,986	US$507,846
Non-operating income (expense)
Interest income (expenses), net	US$47,502	US$80,456	US$(140,755)	US$(38,000)	US$(1,672)
Exchange loss, net	(148,637)	(135,647)	(16,500)	(12,218)	(15,218)
Other non-operating income (expenses), net	(8,426)	(1,394)	711	(117)	9,050

Total non-operating income (expense)	US$(109,561)	US$(56,585)	US$(156,544)	US$(50,335)	US$(7,840)

Income before income taxes	US$541,507	US$412,588	US$108,220	US$493,651	US$500,006
Income tax benefit (expenses)	US$(218,394)	US$(188,502)	US$27,990	US$(112,139)	US$(41,569)
Income before minority interest and equity in income (loss) from affiliates	US$323,113	US$224,086	US$136,210	US$381,512	US$ 458,437
Minority interest	(423)	(1,883)	(217)	(1,306)	(9,622)
Equity in income (loss) from affiliates	310	389	51	—	(3,096)
Income before cumulative effect of
accounting change	US$323,000	US$222,592	US$136,044	US$380,206	US$ 445,719
Cumulative effect of accounting change,
net of tax	5,440	—	—	—	—

Net income	US$328,440	US$222,592	US$136,044	US$380,206	US$ 445,719

Earnings per share
Common share – basic (1) (3) (6) (7)	US$0.48	US$0.30	US$0.18	US$0.50	US$ 0.58
Preferred share – basic (1) (3) (6) (7)	0.53	0.33	0.20	0.55	0.64
ADS – basic (1) (3) (6) (7)	2.11	1.32	0.79	2.18	2.55
Common share – diluted (2) (3) (6) (7)	0.46	0.30	0.18	0.49	0.58
Preferred share – diluted (2) (3) (6) (7)	0.50	0.33	0.20	0.54	0.63
ADS – diluted (2) (3) (6) (7)	2.01	1.31	0.78	2.17	2.54
Dividends per share
Common share (3) (4) (5) (7)	US$0.235248	US$0.173256	US$0.088174	US$0.239678	US$0.260803
Preferred share (3) (4) (5) (7)	0.258763	0.190578	0.096991	0.263645	0.286880
ADS (3) (4) (5) (7)	1.035052	0.762312	0.387964	1.054580	1.147520
Weighted averaged number of shares
outstanding
Common share – basic (3) (7)	242,544	242,544	242,544	242,544	242,544
Preferred share – basic (3) (7)	402,035	454,414	471,228	474,994	479,288
Common share – diluted (3) (7)	242,544	242,544	242,544	242,544	242,544
Preferred share – diluted (3) (7)	433,386	459,415	474,840	479,217	482,739

Balance Sheet Data				(Restated)
Cash and cash equivalents	US$749,302	US$656,822	US$1,265,820	US$963,818	US$ 1,339,159
Temporary cash investments	—	—	4,320	396,958	574,395
Other current assets	1,816,046	1,856,301	2,076,726	2,514,733	2,701,968
Property, plant and equipment, net	366,481	436,715	402,663	381,265	388,362
Other long-term assets	628,958	1,335,626	2,331,006	1,825,625	1,928,561

Total assets	US$3,560,787	US$4,285,464	US$6,080,535	US$6,082,399	US$ 6,932,445

Short-term loans and financing	526,550	244,526	517,014	513,281	475,305
Other current liabilities	1,161,313	1,397,407	1,929,181	1,802,820	2,179,131
Long-term loans and financing	245,186	308,110	526,728	825,448	1,078,117
Other long-term liabilities	599,212	1,237,015	1,925,776	1,565,539	1,532,863
Minority interest	8,170	8,226	12,611	21,443	46,775
Shareholders’ equity	1,020,356	1,090,180	1,169,225	1,353,868	1,620,254

Total liabilities and shareholders’ equity	US$3,560,787	US$4,285,464	US$6,080,535	US$6,082,399	US$6,932,445

	At and for the year ended December 31,

	2001	2002	2003	2004	2005

	(in thousands, except per share /ADS data)
Other Financial Data

Net cash provided by (used in) operating				(Restated)
activities	US$(207,388)	US$575,653	US$239,634	US$(398,846)	US$346,909
Net cash used in investing activities	(162,760)	(104,216)	(72,667)	(59,104)	(50,496)
Net cash provided by (used in) financing
activities	134,379	(352,435)	403,791	105,220	24,916
Depreciation and amortization	46,417	55,602	58,877	59,685	61,491
_____________________
(1)	Based on weighted average number of shares outstanding. See Note 25 to our consolidated financial statements.
(2)	Based on weighted average number of shares outstanding and the effects of potentially dilutive securities. See Note 25 to our consolidated financial statements.
(3)	Restated to give effect to the issuance on March 1, 2002, in the form of a share dividend, of 0.142106 new shared for each existing share.
(4)	Includes interest on shareholders’ equity.
(5)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which distributions were approved during the period. The dividends to the ADSs were adjusted from the total amount paid to the preferred shares multiplied by four.
(6)	In 2001, we adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended. As a result, we recognized a gain of US$5.4 million, net of related taxes, as a cumulative effect of a change in accounting. The following summarizes the earnings per share impact related to the adoption of SFAS No. 133:

2001

Effect of tax adjustments	—
Effect of cumulative effect of change
in accounting	5,440

Total	5,440

Basic earnings per common share	0.01
Basic earnings per preferred share	0.01
Basic earnings per ADS	0.04
Diluted earnings per common share	0.01
Diluted earnings per preferred share	0.01
Diluted earnings per ADS	0.04

(7)	As a result of the merger of Former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of Former Embraer was exchanged for one common share of Embraer and each ADS of Former Embraer was exchanged for one ADS of Embraer.

	2001	2002	2003	2004	2005

Other Data:
Aircraft delivered during period (1):
To the Commercial Aviation Market
EMB 120 Brasília	2	—	—	—	—
ERJ 145	104	82	57	87 (5)	46
ERJ 135	27	3	14	1 (1)	2
ERJ 140	22	36	16	—	—
EMBRAER 170	—	—	—	46	46(1)
EMBRAER 175	—	—	—	—	14
EMBRAER 190	—	—	—	—	12
To the Defense and Government Market
EMB 120 Brasília	—	—	—	—	—
Legacy	—	1	—	—	6
EMB 135	2	—	—	—	—
EMB 145	1	1	1	1	1
EMB 145 AEW&C/RS/MP	—	5	3	6	1
EMB 312 Tucano / AL-X	—	—	—	7	24
AM-X	—	—	—	—	—
To the Executive Aviation Market
Legacy 600	—	8	11 (2)	13	14
EMB 135	5	—	2	—	—
To the General Aviation Market
Light Propeller Aircraft	11	25	46	70	31

Total delivered	174	161	150	231	197

Aircraft in backlog at the end of period:
In the Commercial Aviation Market (2)
EMB 120 Brasília	—	—	—	—	—
ERJ 145	159	109	144	66	10
ERJ 135	53	31	17	17	15
ERJ 140	152	116	20	20	20
EMBRAER 170	82	88	120	112	104
EMBRAER 175	—	—	—	15	8
EMBRAER 190	—	—	110	155	178
EMBRAER 195	30	30	15	15	29
In the Defense and Government Market
EMB 145 AEW&C/RS/MP	15	10	7	1	-
EMB 312 Tucano/EMB 314
Super Tucano	86	86	76	69	93
EMB 145	1	—	1	—	—
EMB 135	1	—	—	—	—
Legacy 600	—	—	5	5	—
EMBRAER 170/ EMBRAER 190	—	—	-	-	3
In the Executive Aviation Market
Legacy 600	66	58	27	4	15
In the General Aviation Market
Light Propeller Aircraft	—	—	11	25	6

Total backlog (in aircraft)	645	528	553	504	481

Total backlog (in millions)	US$10,693	US$9,034	US$10,591	US$ 10,097	US$ 10,383
_____________________
(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Since December 31, 2005, we have received five additional firm orders for our ERJ 145 regional jet family and nine additional firm orders for our EMBRAER 170/190 jet family. Three options for the EMBRAER 190 aircraft were converted into firm orders, 57 firm orders for the EMBRAER 170 aircraft were converted into 57 firm orders for the EMBRAER 190 aircraft, and three firm orders for the EMBRAER 190 aircraft were converted into three firm orders for the EMBRAER 195 aircraft.

Exchange Rates

     Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market, and
  the floating rate exchange market.

     Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank of Brazil, or Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At June 27, 2006, the commercial selling rate for U.S. dollars was R$2.2315 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00

	Low	High	Average (1)	Period-end

Year ended December 31,
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8500	2.3532	2.3204
2002	2.2709	3.9552	2.9982	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407

	Exchange Rate of Reais
	to US$1.00

	Low	High

Month ended
December 31, 2005	2.1800	2.3735
January 31, 2006	2.2116	2.3460
February 28, 2006	2.1177	2.2217
March 31, 2006	2.1067	2.2228
April 30, 2006	2.0892	2.1542
May 31, 2006	2.0586	2.3711
June 30, 2006 (through June 27)	2.2259	2.3018
_____________________
Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant periods.

     We will pay any cash dividends and make any other cash distributions with respect to the common shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the common shares on the São Paulo Stock Exchange.

3B. Capitalization and Indebtedness

     Not applicable.

3C. Reasons for the Offer and Use of Proceeds

      Not applicable.

3D. Risk Factors

Risks Relating to Embraer

     A downturn in commercial aviation may reduce our sales and revenue, and consequently our profitability, in any given year.

     We expect that a substantial portion of our sales in the near future will be derived from sales of commercial aircraft, particularly the ERJ 145 regional jet family and the EMBRAER 170/190 jet family. Historically, the market for commercial aircraft has been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions.

     The commercial airline industry has been negatively impacted by a number of factors since 2001. First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment. Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide commercial airline industry. In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection. As a result, over the past four years, we have agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial aircraft, executive jet and government transportation aircraft deliveries. In 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. See also Note 8 to our consolidated financial statements for additional information on the bankruptcy of US Airways and its effect on us. In 2003 and 2004, we also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$40.6 million and US$16.0 million, respectively. Although the U.S. and world economies have shown some signs of recovery starting in 2004, many airlines continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs. A further downturn in general economic conditions could result in further reduction in commercial aviation and decreased orders for our commercial aircraft.

     We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the commercial airline industry as a whole and on our business in particular. If one of our customers experiences a business downturn, cannot obtain financing or otherwise seeks to limit its capital expenditures, that customer could defer or cancel its purchase of our commercial aircraft or change its operating requirements. Because our commercial aircraft represent the majority of our net sales, sales of our other products would not be able to offset a reduction in sales of our commercial aircraft. Future delays or decreases in the number of commercial aircraft delivered in any year would likely reduce our sales and revenue, and consequently our profitability, for that year.

     We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.

     Commercial aircraft. As of March 31, 2006, 58% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to South Africa Airlink. In addition, at the same date, 57% of our firm orders in backlog for the EMBRAER 170/190 jet family were attributable to JetBlue Airways, US Airways, and Air Canada. US Airways filed for bankruptcy in September 2004 and in September 2005 it concluded a merger with America West Airlines. As a result, US Airways converted 57 firm orders for the EMBRAER 170 aircraft into 25 firm orders for the EMBRAER 190 aircraft and 32 additional firm orders for the EMBRAER 190 aircraft that are subject to reconfirmation by US Airways. We believe that we will continue to depend on a limited number of large customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

     Increasingly, the commercial airline industry is experiencing consolidation and alliances through mergers and acquisitions and code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of our customers and, possibly, the number of purchases of our aircraft through cost reduction programs or otherwise.

     Defense aircraft. The Brazilian Air Force is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for 54.3% of our defense and government sales for the year ended December 31, 2005. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and government sales and defense research and development funding. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

     Executive jets. Customers in the executive aviation market are generally companies, including fractional-ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Companies and individuals usually place single order for executive jets, while factional-ownership companies, and charter and air-taxi companies tend to be fleet operators that place orders for a larger amount of aircraft. On May 3, 2006, when we announced the sale of 50 firms orders and 50 options of the Phenom 100 to JetBird, such customer accounted for approximately 33.0% of our firm orders in backlog for our executive jets.

     Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, wings, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delays and expense. This dependence makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

     We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. Although we work closely with and monitor the production process of our risk-sharing partners and suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules could affect our ability to deliver new aircraft to customers in a timely manner.

     Our aircraft sales are subject to cancellation provisions that may reduce our cash flows.

     A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

  extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

  failure of a customer to receive financing, when required, with respect to any aircraft at the scheduled delivery date, in which case the customer can cancel the order for the particular aircraft to be delivered or terminate the contract with respect to all undelivered aircraft; or
  production rate shortfalls.

     Our customers may also reschedule deliveries, particularly during an economic downturn. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow.

     Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.

     In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. In 2005, we were required to accept three aircraft for trade-in and at December 31, 2005, three additional commercial aircraft were subject to trade-in options. Other aircraft may become subject to trade-in upon delivery. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-in Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the then market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

     We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

     Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a "cap") and, therefore, in average our residual value guarantee exposure is limited to 21% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

     Assuming all customers that are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,176.8 million as of December 31, 2005. For further discussion of these off-balance sheet arrangements, see Note 34 to our consolidated financial statements. We have deposited US$249.7 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2005) and from other offsetting collections, such as cash deposits, would be US$2,127.2 million as of December 31, 2005. As a result, we would be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if the future value of the relevant aircraft is significantly lower than the guaranteed amount or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

     We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. In 2004, we recorded a charge against income in an amount of US$16.0 million, based on our risk assessment, on an individual aircraft basis, for the issued guarantees. We were not required to record any charge against income in 2005. Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

     Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.

     Historically, when purchasing our aircraft, our customers have benefited from export financing incentives provided by Brazilian government-sponsored export programs. The most important of these government programs is a system of interest rate adjustments called the Programa de Financiamento às Exportações, or Export Financing Program, known as the ProEx program.

     As a result of past disputes between the Canadian and Brazilian governments at the World Trade Organization, or WTO, regarding the granting of export subsidies relating to sales of aircraft, the Brazilian government ultimately amended the ProEx program so that any ProEx payments would not decrease the effective interest rate below the interest rate permitted by the WTO and the Canadian government has also made changes to their financing arrangements for sales of aircraft by Bombardier, a Canadian aircraft manufacturer.

     Although the ProEx program is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If the ProEx program or another similar program is not available in the future, or if its terms are substantially reduced, our customers’ financing costs could be higher and our cost-competitiveness in the regional jet market could decrease.

     The Brazilian Government was recently invited to participate, as a full negotiating party, in the Aircraft Sector Understanding of the OECD Arrangement on Guidelines for Officially Supported Export Credits. In case an  agreement is reached, these guidelines will define the terms and conditions for official support in the area of export credits, including sales financing and loan guarantees, with the objective to establish a "level playing field" among all commercial aircraft manufacturers. As this is an on-going negotiating process among all OECD countries and Brazil, we cannot assure you, at this time, that any agreement will be reached.

     Any future government subsidies supporting Bombardier or any of our other major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

     Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.

     In addition to the ProEx program, we rely on the BNDES-exim program, also a government-sponsored financing program, to assist customers with financing. This program provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2005, approximately 38% of the total value of our export sales was subject to financing by the BNDES-exim program. As government-sponsored programs, the ProEx program and the BNDES-exim program rely on funds allocated from the Brazilian national budget. Therefore, the funds available to our customers under these programs will be affected by currency fluctuations and other political and economic developments in Brazil and the international capital markets. See “—Risks Relating to Brazil.” For example, the decrease in the amounts available under the ProEx program in 2001 caused us to make other financing arrangements for affected customers. In addition, from time to time, government-sponsored financing programs such as BNDES-exim can be subject to challenge. We cannot assure you that the Brazilian government will continue to sponsor and/or fund these programs or that funds under these or other similar programs will be available to our customers. The loss or significant reduction of funds available under one or either of these programs, without an adequate substitute, could lead to fewer sales and has caused and may continue to cause us to compensate our customers for their additional financing costs, resulting in lower profitability for Embraer.

     We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

     As we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could impede our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

     We may pursue strategic growth opportunities, including joint ventures, acquisitions or other transactions, to expand our business or enhance our products and technology. We may face a number of challenges, including difficulties in identifying appropriate candidates, assimilating their operations and personnel and maintaining internal standards and controls, as well as the diversion of our management’s focus from our ongoing business. We cannot assure you that we will be able to meet these challenges or that our business will not face disruptions.

     We may have to refund cash contributions after the development of the EMBRAER 170/190 jet family, of the Phenom 100, and of the Phenom 300, if certification for each of these aircraft is not obtained.

     We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$261.2 million as of December 31, 2005 and we expect to receive an additional US$112.4 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2005, US$174.6 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$86.6 million of the total cash contributions already received. We expect conclusion of the certification of the EMBRAER 195 by mid-2006, and the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively.

     If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market the remaining aircraft in our EMBRAER 170/190 jet family, or our Phenom 100 and Phenom 300 aircraft.

     We face significant international competition, which may adversely affect our market share.

     The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus Industrie and Bombardier Inc., all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we do. Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancements to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities, financial and marketing resources and benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus Industrie, produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family competes, thereby increasing the competitive pressures in that segment. These companies also have significant technological capabilities and greater financial and marketing resources.

     Some of our competitors may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. For example, in 2001, Bombardier commenced delivery of its 70-seat regional jet prior to the initial deliveries of the EMBRAER 170. As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. We cannot assure you that we will be able to compete successfully in our markets in the future.

     We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

     We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of December 31, 2005, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$534.2 million, which is included as a liability (taxes and payroll charges) on our balance sheet. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 17 to our consolidated financial statements.

Risks Relating to the Commercial Airline Industry

     Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

     A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 40-59 and 60-80 seat segments may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

     We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

     Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries in which our customers are located, including the Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority would prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

     Changes in government regulations and certification procedures could also delay our start of production as well as entry into the market with a new product. We cannot predict how future laws or changes in the interpretation, administration or enforcement of laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

     Any catastrophic events involving our aircraft could adversely affect our reputation and future sales of our aircraft, as well as the market price of the common shares and the ADSs.

     We believe that our reputation and the safety record of our aircraft are important selling points for our products. We design our aircraft with backup systems for major functions and appropriate safety margins for structural components. However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill. The occurrence of one or more catastrophic events involving one of our aircraft could adversely affect our reputation and future sales, as well as the market price of our common shares and the ADSs.

Risks Relating to Brazil

     Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and the ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

  interest rates;
  exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);
  currency fluctuations;
  inflation;
  liquidity of domestic capital and lending markets;
  tax policies; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

     In addition, in October 2006, elections will be held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee the possible outcome of the elections, or how new policies that may be adopted by the newly-elected president or state governors would affect the Brazilian economy or our business.

     Historically, the political scenario has influenced the performance of the Brazilian economy. In the past, political crises have affected the confidence of investors and the public in general, which adversely affected the development of the Brazilian economy. Several politicians have been accused of making payments to congress members in exchange for political support. As a result certain congress members and government ministries have resigned or have been facing administrative investigations. These accusations may weaken the federal administration and affect the country’s ability to be governed effectively, the economic, social and political reforms to be implemented and/or generate political and economic instability. We cannot foresee the consequences of such accusations or their effects on the economy and on our results of operations.

     These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

     Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of the common shares and the ADSs.

     Brazil has in the past experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, and 1.2% in 2005 (as measured by ¥ndice Geral de Preços – Mercado or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

     Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of the common shares and ADSs may fall.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and the ADSs.

     Although most of our net sales and debt are U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the real appreciated 18.2%, 8.1%, 11.8% and 1.7% against the U.S. dollar in 2003, 2004, 2005 and the first five months of 2006, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again.

     Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the common shares and the ADSs.

     Developments and perceptions of risk in other countries, especially emerging market countries, may adversely affect the trading price of Brazilian securities, including the common shares and the ADSs.

     The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs and our common shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to the Common Shares and the ADSs

     If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition will not be imposed in the future.

     The Brazilian government has veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

     The Brazilian government holds one special class of our common stock called a “golden share,” which carries veto power over, among other things, change of control, change of corporate purpose and creation and alteration of defense programs (whether or not the Brazilian government participates in such programs). The Brazilian government may have an interest in vetoing transactions that may be in the interests of the holders of our common shares or ADSs.

     Our bylaws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.

     Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (i) 35% or more of the total shares issued by us or (ii) other rights over shares issued by us that represent more than 35% of our capital, to make a public tender offer to purchase all of our shares on the terms specified in our bylaws, or to sell all of such shareholders’ shares that exceed the 35% limit, in either case, as required by the Brazilian government. If the request is approved, such shareholder or group of shareholders must commence the public tender offer within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell such number of common shares within 30 days so that the holding of such shareholder or group of shareholders is less than 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares.

     The absence of a single, controlling shareholder or group of controlling shareholders may render us susceptible to shareholder disputes or other unanticipated developments.

     The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our new shareholders to approve certain transactions, because the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management team, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

     Our bylaws contain provisions that limit the voting rights of certain shareholders including non-Brazilian shareholders.

     Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 7A. Major Shareholders—Voting Rights—Voting Rights of the Common Shares—Limitation on the Voting Rights of Certain Holders of Common Shares.”

     Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “Item 7A. Major Shareholders—Voting Rights—Voting Rights of the Common Shares—Limitation on the Voting Rights of Non-Brazilian Shareholders.”

     Holders of ADSs may not be able to exercise their voting rights.

     Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. Upon receipt of the voting instructions of the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. If we ask for voting instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver the proxy card. We cannot assure that ADS holders will receive the proxy card in time to ensure that they can instruct the depositary to vote the shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, holders of ADSs may not be able to exercise their voting rights.

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the price and time they desire.

     Investing in securities, such as the common shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares underlying the ADSs at the price and time desired.

     There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. Markets—Trading on the São Paulo Stock Exchange.”

     The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of the common shares and the ADSs; holders of our common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

     Sales of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and our ADSs. As a consequence of the listing of our common shares on the Novo Mercado segment of the São Paulo Stock Exchange and in connection with the merger of Former Embraer with and into us that was approved on March 31, 2006, our controlling shareholders before the merger, Cia. Bozano, Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI and Fundação Sistel de Seguridade Social, or SISTEL, have agreed that they will not issue or transfer, our common shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, our common shares for a six-month period beginning March 31, 2006. After this lock-up expires, common shares that they own will, subject to applicable law, be eligible for sale. As a consequence of the issuance of common shares or sales by existing shareholders, the market price of the common shares and, by extension, the ADSs may decrease significantly. As a result, the holders of our ADSs and/or common shares may not be able to sell their securities at or above the price they paid for them.

     Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.

     Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

     Embraer-Empresa Brasileira de Aeronáutica S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly held corporation and we operate under the Brazilian Corporate Law. As a result of the merger of Former Embraer with and into Embraer approved on March 31, 2006, we succeeded to all rights and obligations of Former Embraer. See “—Corporate Reorganization” for more information on the merger. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is 55-12-3927-1216. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

     We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial airline, executive jet and defense and government purposes. Through our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

     Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190 were certified in December 2004 and August 2005, respectively. We expect certification of the EMBRAER 195 to be granted by mid-2006. We are also marketing and selling the Legacy 600, a line of executive jets in the super-midsize category based on our ERJ 135 platform, and the recently launched Phenom 100, Phenom 300 and Lineage 1000 which are products in the very light jet, light jet, and ultra-large jet categories, respectively. For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

Corporate Reorganization

     On March 31, 2006, the merger of Former Embraer with and into Embraer was approved by their respective shareholders. The purpose of the merger was to, among other things, create a basis for the sustainability, growth and continuity of Former Embraer’s businesses and activities by simplifying the capital structure of Former Embraer and thereby improving its access to the capital markets and increasing financing resources for the development of new products and for expansion programs. As a result of the merger, Former Embraer ceased to exist and:

  Embraer succeeded to all rights and obligations of Former Embraer and changed its legal name to Former Embraer’s name;
  all of the assets and liabilities (including shareholders’ equity) of Former Embraer were combined with the assets and liabilities (including shareholders’ equity) of Embraer, and all of Former Embraer’s subsidiaries became Embraer’s subsidiaries;
  each common share of Former Embraer was exchanged for one common share of Embraer;
  each preferred share of Former Embraer was exchanged for one common share of Embraer;
  each ADS of Former Embraer, each of which represented four preferred shares of Former Embraer was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer; and
  the golden share, a special class of common share of Former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common share of Embraer.

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

     On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name ThalesTM, and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, which we refer to collectively as the European Aerospace and Defense Group, purchased as a group 20% of the outstanding common stock of Embraer from our existing common shareholders at that time, a majority of which was from our former controlling shareholders.

     Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders in connection with our corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be strategic shareholders of Embraer. As of June 27, 2006, each of EADS, Dassault and ThalesTM individually held shares representing 2.1% of our total capital stock, while Safran held shares representing 1.1% of our total capital stock.

     Our alliance with the European Aerospace and Defense Group led us with EADS to acquire a 65% interest in OGMA- Indústria Aeronáutica de Portugal S.A., or OGMA, and also resulted in the integration by us of ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business. See also Note 12 to our consolidated financial statements for additional information on our acquisition of OGMA.

     We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry, including any of the members of the European Aerospace and Defense Group.

Joint Ventures and Acquisitions

     In 2000, we entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world. In connection with this joint venture, we formed a subsidiary, ELEB - Embraer Liebherr Equipamentos do Brasil S.A.

     In March 2002, we acquired the operating assets of Celsius Aerotech Inc. in Nashville, Tennessee, from Reliance Aerotech Inc. in order to provide full service maintenance and repair services for our commercial and business aircraft in the United States.

     In December 2002, we formed a joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafai Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the assembly, sale and after-sale support of the ERJ 145 regional jet family in China. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd.

     In March 2005, a consortium formed by Embraer and EADS acquired 65% of OGMA’s shares through a newly created holding company, AIRHOLDING, SGPS, S.A. At that time Embraer held 99% of the equity in the holding company and EADS held the remaining 1%. Further, in March 2006, EADS exercised its option to increase its interest and currently holds 30% of the equity in the holding company. OGMA is a major representative of the aviation industry in Europe, offering services that include the maintenance and repair of civil and military aircraft, engines and parts, assembly of structural components and engineering support. See also Note 12 to our consolidated financial statements for additional information on our acquisition of OGMA.

Research and Development Costs and Capital Expenditures

     Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$173.2 million in 2003, US$44.5 million in 2004, and US$93.2 million in 2005 – net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 8.1% in 2003, 1.3% in 2004, and 2.4% in 2005. The decrease in research and development costs as a percentage of our net sales in 2004 reflects principally the contributions from our risk-sharing partners in the amount of US$108.6 million. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also because of the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 85% of our research and development costs are real-denominated. Most of our research and development expenses are associated with a particular program, whether commercial or executive aviation. We do not record an expense for research and development of defense programs as these expenses are funded by the Brazilian government and other government customers.

     In May 2005, we announced our plans to expand our executive jet product portfolio with jets for the very light and light categories, the Phenom 100 and Phenom 300, respectively. Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million. We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation. The Phenom 100 is expected to enter service in mid-2008 and the Phenom 300 is expected to enter service in mid-2009.

     In May 2006, we launched another executive jet, the Lineage 1000, in the ultra-large category. The Lineage 1000 will be based on the platform of the EMBRAER 190 aircraft and is expected to enter service in mid-2008. Total research and development and capital expenditures relating to the Lineage 1000 is expected to be approximately US$60.0 million.

     In 2006, we expect research and developments costs to total approximately US$200.0 million, excluding contributions from risk-sharing partners, but including costs related to the development of our new executive jets, for which we expect to spend US$88.0 million. The increase in research and development costs in 2006 are mainly related to the development of our new executive jets.

     Our investments in property, plant and equipment totaled US$64.7 million in 2003, US$50.1 million in 2004 and US$51.8 million in 2005. These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models. In 2006 and 2007, we expect investments in property, plant and equipment to total approximately US$72.0 million and US$62.0 million, respectively, which will primarily be related to construction of facilities, improvements to our plant and production facilities for the production of the EMBRAER 170/190 jet family, as well as our defense aircraft and executive jets.

4B. Business Overview

     We are one of the leading manufacturers of commercial aircraft in the world, based on 2005 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets. Our commercial aviation business accounted for 70.6% of our net sales in 2005. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe, Asia and Latin America. Our defense and government business accounted for 11.1% of our net sales in 2005. We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the very light, light, and ultra-large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Our executive jet business accounted for 7.3% of our net sales in 2005. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. Other related businesses, which includes customer services, accounted for

11.0% our net sales in 2005. For the year ended December 31, 2005, we generated net sales of US$3,829.9 million, of which more than 90% was U.S. dollar-denominated. On March 31, 2006, we had a total firm backlog in orders of US$10.4 billion, including 341 commercial aircraft.

Our Strengths

     We believe that our primary strengths are:

     Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-to 120-seat jets with a strong global customer base. We have sold our regional and mid-capacity jets to 46 customers in the five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines in the world.

     Aircraft Design; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts among jets within a family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

     Strategic Risk-Sharing Partners. With respect to our commercial and executive aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to research and develop these systems and components, thereby reducing our development costs. These risk-sharing partners also fund a portion of our development costs through direct contributions of cash or materials. We believe that these strategic relationships enable us to lower our development costs and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

     Benefits of Funded Development of Defense Products. Research and development costs related to defense aircraft historically have been funded in large part by Brazilian government contracts and have had an important role in our engineering and industrial development. For instance, the AM-X program developed for the Brazilian Air Force in the 1980’s established the basic knowledge for the ERJ 145 jet family developed a decade later. In addition, we sell proven defense products developed for the Brazilian Air Force to other military forces.

     Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships that are designed to minimize costs, allow us to increase or decrease our production in response to market demand without significantly impacting our margins.

     Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. Approximately 20% of our workforce is comprised of engineers. Due to the high level of knowledge and skill possessed by our employees, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

     Looking to continue to grow our business and to increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

     Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity platform, the EMBRAER 170/190 jet family. As of March 31, 2006, we had almost 900 units of the ERJ 145 jet family in operation. We are currently evidencing increased demand for the ERJ 145 jet family in the secondary market due to its reliability and strong operating benefits. We believe that airlines can continue to benefit from this regional jet family, which we believe has helped our customers over the last ten years to pursue their goal of achieving profitable operations. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, and also with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2006, we were leaders in the 70- to 120-passenger seat segment. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30- to 120-passenger seat category.

     Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the “very light” to the “ultra large” categories. We have developed the Legacy 600, a “super mid-size” jet and are developing executive jets in the “very light,” “light” and “ultra large” segments, the Phenom 100, Phenom 300 and Lineage 1000. We have endeavored to understand and respond to market and customer needs, continually improving the product and customer support for our executive jets. In this sense, we plan to further expand our customer support worldwide, through the expansion of our own operations and also through agreements with authorized service centers.

     Continue to Pursue Market Niche Opportunities in the Defense and Government Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in counterfacing present threats that are a current world concern, such as terrorism, drug dealing and weapon smugglering.

     Continuing Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by the expansion of our Nashville, Tennessee, maintenance, repair and overhaul (MRO) facility, and the acquisition of OGMA, an MRO facility in Portugal, which we began operating in March 2005. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and agreements with authorized service centers.

     Pursuing Strategic Growth Opportunities and Enhancing Relationships with Significant World Players in the Aerospace Industry. We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry. For example, we recently increased our customer service capabilities with the acquisition of OGMA through a consortium led by us with EADS’ participation.

Commercial Aviation Business

     We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 70.6% of our net sales for the year ended December 31, 2005.

Products

     We developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-passenger regional jet based on the ERJ 145, was introduced in July 1999. In addition, we developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which we began delivering in the second half of 2001. We believe that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. We are continuing to develop our 70-108 seat platform, the EMBRAER 170/190 jet family, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

     ERJ 145 Regional Jet Family

     The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop. The ERJ 145 was certified by the Brazilian aviation authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Chinese aviation authority in December 2000. We began delivering the ERJ 145 in December 1996.

     The development of the ERJ 145 aircraft was partially based on the EMB 120 Brasília and has approximately 30% commonality in terms of parts and components with that aircraft, including the nose section and cabin. The ERJ 145 has a maximum cruising speed of Mach .78, or 450 knots, and a maximum fully loaded range of 1,060 nautical miles in its standard version. The ERJ 145 is equipped with engines built by Rolls-Royce Allison. These engines are designed to operate 10,000 flight hours between major overhauls and operate at a low fuel cost. In addition, the ERJ 145 is equipped with sophisticated flight instruments, such as engine-indication instruments, crew-alert systems and digital flight control systems, produced by Honeywell.

     The ERJ 145 is also available in a long-range, or LR, version, and, in response to customer requests, we have developed an extra-long-range, or XR, version of the aircraft. The ERJ 145 LR features a larger fuel tank, more powerful engines and greater range than the standard version. The ERJ 145 LR, which was certified by the Brazilian aviation authority, the FAA and the European aviation authority in 1998, and by the Chinese aviation authority in November 2000, uses engines that deliver 15% more thrust, allowing the fully loaded aircraft to operate on routes of up to 1,550 nautical miles. The ERJ 145 XR features a new and updated turbofan engine, increased capacity fuel tanks and winglets. The ERJ 145 XR, which was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002, offers reduced fuel consumption, a maximum fully loaded range of 2,000 nautical miles and enhanced operational capabilities for hot weather and at high altitudes. Deliveries of the ERJ 145 LR began in February 1998, and deliveries of the ERJ 145 XR began in October 2002.

     The ERJ 135 is a 37-seat regional jet based on the same design as the ERJ 145 and is manufactured on the same production line. The ERJ 135 has approximately 96% commonality in terms of parts and components with the ERJ 145, resulting in reduced spare parts requirements and permitting the utilization of the same ground support equipment for customers that use both aircraft. The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. Deliveries of the ERJ 135 began in July 1999.

     The ERJ 135 has a maximum operating speed of Mach .78, or 450 knots, and a maximum fully loaded range of 1,330 nautical miles in its standard version. The ERJ 135 uses the same engines, sophisticated flight instruments, digital flight control systems and body design as the ERJ 145. The ERJ 135’s fuselage is 11.6 feet shorter than the ERJ 145’s. The ERJ 135 is also available in a long-range, or LR, version, which features a larger fuel tank, more powerful engines and significantly greater maximum fully loaded range (l,700 nautical miles) than the standard version. The LR version received certification simultaneously with the standard version and began deliveries in August 1999.

     We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and is manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The ERJ 140 has a maximum fully loaded range of 1,230 nautical miles in its standard version. The ERJ 140 is available in a long-range, or LR, version, which features a larger fuel tank, more powerful engines and significantly greater maximum fully loaded range (1,630 nautical miles) than the standard version. We began delivering the ERJ 140 in July 2001.

     The ERJ 145 regional jet family allows for standardized pilot certification and maintenance procedures.

     EMBRAER 170/190 Jet Family

     The EMBRAER 170/190 jet family provides our customers with a choice of four aircraft in the mid-capacity passenger range. The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-86 seat jet, while the EMBRAER 190 is a 98-106 seat jet and the EMBRAER 195 is a 108-118 seat jet.

     The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004 , by EASA in January 2005 and by TCCA, the Canadian certification authority, in July 2005. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005 and by the FAA in September 2005, and the EMBRAER 195 made its maiden flight in December 2004. We are currently conducting the flight test campaigns for the EMBRAER 195 and expect to receive certification by mid-2006.

     We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality. Aircraft in the family share approximately 89% of the same components. The high level of commonality in this new jet family lowered our development costs and shortened our development period. We anticipate that this commonality will lead to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family will not share the same wing design. This new mid-capacity jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric and contain state-of-the-art avionics manufactured by Honeywell.

     The EMBRAER 170/190 jet family’s principal features are:

  Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,700 and 1,600 nautical miles, respectively, and each is available in long-range, or LR, versions, with maximum fully loaded ranges of 2,000 and 1,800 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,700 and 1,500 nautical miles, respectively, and will be available in LR versions with maximum fully loaded ranges of 2,300 and 2,100 nautical miles, respectively.
  Ground servicing. The under-wing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.
  Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the existing mid-capacity jets of our competitors, including those mid-capacity jets that are in the development stage.

     EMB 120 Brasília

     The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985. Since its introduction in 1985 and through December 31, 2005, we have delivered 352 EMB 120 Brasília for the regional market and five EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

     While we have focused our efforts on the U.S. and European markets to date, we also have customers in the Middle East and Asia, including China. We have achieved a diverse, global customer base for our aircraft, principally in the commercial airline market. Our major customers for commercial aircraft include some of the largest regional and low-cost airlines in the world. As of March 31, 2006, our largest customers were JetBlue Airways, US Airways, Air Canada and Republic Airlines. For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our consolidated financial statements for additional information on our largest customers.

     We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. These contracts generally include an option for our customers to purchase additional aircraft for a fixed option price, subject to adjustment based on the same escalation formula. In addition, our contracts provide for after-sales spare parts and services, as well as warranties of our aircraft and spare parts. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

Sales and Marketing

     Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia. Our success depends to a significant extent on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France, Ft. Lauderdale, Florida, Beijing, China and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which has secured 16 firm orders for aircraft of this family from Chinese airlines since the beginning of 2004, nine of which were delivered as of March 31, 2006.

Production, New Orders and Options

     Prior to starting production or development of a new project, we secure letters of intent representing future orders for a significant number of aircraft. We typically begin taking orders and building backlog two years before we begin producing a new aircraft model, aiming to receive a significant number of orders before we deliver the initial aircraft. Once an order is taken, we reserve a place for that order on the production line, ensuring that we will maintain production sufficient to meet demand. Once a place is reserved on the production line, we are able to give customers delivery dates for their orders.

     We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog excludes options and letters of intent for which definitive contracts have not been executed. For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, another 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery of the aircraft. The deposits and the progress payments are generally non-refundable if orders are cancelled.

     Our options generally provide our customers the right to purchase an aircraft in the future at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase contract. Once a customer decides to exercise an option, we account for it as a firm order. On occasion, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders. On occasion, we have also allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial aircraft family.

Competition

     We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

     30- to 60-seat category

     The main competitors of the ERJ 145 regional jet family are:

  the ATR-42, manufactured by ATR G.I.E., a joint project of Italy’s Alenia Aerospaziale and EADS; and
  the DHC-8-200 and the DHC-8-300, manufactured by De Havilland, Bombardier.

     In October 2005, Bombardier announced its plans to stop manufacturing the CRJ-100/200/440 aircraft. In addition, in 2005, Avcraft Aviation LLC, that was manufacturing the 328 Jet after Fairchild Dornier filed for bankruptcy protection, announced its plans to stop manufacturing the 328 Jet.

     Given the success of our regional jet family and the significant barriers to entry into the market, due mainly to the high development costs of a new model and the extensive and time-consuming development cycle of a new jet, we believe that we are well-positioned to maintain our market share for the ERJ 145 regional jet family.

     61- to 90-seat and 91- to 120-seat categories

     We currently face our strongest competition in the 61- to 90- and 91- to 120-seat categories.

     Current Commercial Aircraft Manufacturers:

  De Havilland’s DHC-8-400, a 72-seat turboprop, produced by Bombardier;
  ATR’s ATR72, a 72-seat turboprop;
  Bombardier’s CRJ-700, a 70-seat regional jet, which was first delivered in January 2001, and its CRJ-900 aircraft, which seats 85 passengers and began deliveries in January 2003;
  Bombardier is studying alternatives for the 100-seat category by stretching their current regional aircraft platforms;
  Airbus’ A318, a 100-plus-seat jet, which was certified by the EASA in December 2005; and
  Boeing’s 737-600, a 100-plus-seat jet.

     New Commercial Aircraft Manufacturers:

  Sukhoi’s RRJ, a 65-, 75- and 95-seat regional jet, which is scheduled to enter into service at the end of 2008; and
  AVIC I’s ARJ21, a 90- to 110-seat regional jet, which is scheduled to enter into service in 2009.

     The key competitive factors in the markets in which we participate include design and technological strength, aircraft operational costs, price of aircraft, including financing costs, customer service and manufacturing efficiency. We believe that we will be able to compete favorably on the basis of our aircraft performance, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price.

Defense and Government Business

     We design, develop, integrate and manufacture a wide range of defense and government products, principally transport, training, light attack and surveillance aircraft. We are the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. We also have sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico. At December 31, 2005, we had sold 529 defense aircraft to the Brazilian government and 561 defense aircraft to other military forces. Our defense and government business accounted for 11.1% of our net sales for the year ended December 31, 2005.

Products

     Tucano Family; AL-X

     The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions. Although no longer manufactured, over 650 EMB 312 Tucanos are in operation in 15 air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

     We have also developed the Super Tucano, which has a light attack version, known as the AL-X (Aeronave Leve de Ataque, or Light Attack Aircraft). The Super Tucano and the AL-X offer an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an on-board oxygen-generating system and enhanced range and external loads capability. The AL-X was developed under a contract with the Brazilian Air Force, with FINEP (Financiadora de Estudos e Projetos) providing US$21.7 million in research and development debt financing that was fully repaid in 2005. The AL-X has sophisticated navigation and attack systems, night operations capability and the ability to operate under severe weather conditions. We have received firm orders for 99 AL-X aircraft from the Brazilian Air Force. The first delivery of the AL-X was made to the Brazilian Air Force in December 2003, an additional seven aircraft were delivered in 2004 and 24 more were delivered in 2005. These aircraft are expected to be used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s SIVAM (Sistema de Vigilância da Amazônia, or System for the Surveillance of the Amazon) program. In December 2005, we received firm orders for 25 Super Tucanos from the Colombian government.

     EMB 145 AEW&C; EMB 145 RS; EMB 145 MP

     We have configured a special version of the ERJ 145 with an advanced early warning and control system – the EMB 145 AEW&C, with ground remote sensing capability – the EMB 145 RS, and with marine remote sensing capability – the EMB 145 MP. The EMB 145 AEW&C’s advanced phased-array radar and mission system, developed by Ericsson, is capable of conducting surveillance and providing air traffic control in support of aviation authorities. The EMB 145 RS is designed to carry out ground surveillance and environmental protection activities using advanced synthetic aperture radar, capable of providing day/night and all weather images of the ground over large areas, with multi-spectral sensors developed by subcontractors in the United

States. The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions, using maritime and ground surveillance radar, electro-optical sensors, and communications and other surveillance equipment developed by Ericsson and ThalesTM. We, Ericsson and ThalesTM are jointly marketing these aircraft worldwide. In February 2001, the Mexican government ordered one EMB 145 AEW&C aircraft and two EMB 145 MP aircraft, which were delivered in 2004. At December 31, 2003, the Brazilian government had ordered a total of eight EMB 145 AEW&C/RS aircraft to conduct surveillance and monitor ground activities in the Amazon region, all of which were delivered as of such date. The Greek government, through the Hellenic Air Force, ordered four EMB 145 AEW&C aircraft in October 1999 for use in the Greek government’s aerospace early warning and control system, two of which were delivered in 2004 and two of which were delivered in 2005.

     AM-X; AMX-T

     The AM-X is a subsonic ground attack and close air support aircraft developed under an international cooperation agreement with Alenia Un Azienda Finmecanica S.p.A. and Aermacchi Aeronautica Macchi S.p.A. and sponsored by the Brazilian and Italian governments. Under the agreement, each of the parties is responsible for key systems of the aircraft. The AM-X is assembled in both Brazil and Italy. Embraer and the Italian partners supply each other with different key components and systems of the aircraft. In addition, Embraer and the Italian partners are each free to market the aircraft independently, and each receives 100% of the proceeds of its sales. Approximately 170 AM-X aircraft are currently in operation in the air forces of Brazil and Italy, 55 of which were sold by us.

     We have also developed, with the participation of Alenia and Aermacchi, the AMX-T, an enhanced version of the AM-X, currently being offered internationally. The AMX-T program operates under the same principles as the AM-X program, with the exception that Alenia’s role is greater than Aermacchi’s, which participates only as a subcontractor. In September 1999, we won the bid for a US$70.0 million contract for the sale of AMX-Ts to the Venezuelan government. However, as of December 31, 2005, the contract had not been signed.

     Government Transport Aircraft

     We are marketing our executive jets, modified to meet added security needs, to the Brazilian and other governments. We entered into a contract with the Belgian Air Force for two EMB 135s and two EMB 145s modified to transport government officials. Two EMB 135s and one EMB 145 were delivered in 2001 and one EMB 145 was delivered in 2002. In 1999, we entered into a contract with the Greek government through the Hellenic Air Force for one EMB 135 aircraft for special transportation and support needs, which was delivered in 2000, and one Legacy 600, which was delivered in 2002. In addition, in 2003, Satena Airline, the state-owned Colombian airline, ordered two EMB 145s, which were delivered in December 2003 and January 2004. In June 2005, Satena exercised an option and took delivery of an additional EMB 145. We also signed a contract with authorities from Nigeria for one Legacy 600, which was delivered in the first half of 2005 and with the Indian government for the sale of five Legacy 600 aircraft in a special configuration that were delivered in the second half of 2005.

Other Projects and Activities

     In December 2000, we were selected by the Brazilian government to perform a structural and electronics upgrade of the Brazilian Air Force’s F-5 fighter jets. As the prime contractor, we are integrating multi-mode radar, advanced navigation and attack systems and enhanced self-protection systems into the existing aircraft under a program known as “F-5BR.” The first upgraded aircraft was presented to the Brazilian Air Force in 2003.

     In March 2002, we formed a consortium with Dassault, ThalesTM and Safran and submitted a bid on the development and manufacture of new fighter jets for the Brazilian Air Force. In January 2005, the Brazilian government cancelled the bidding process.

     In August 2004, we were selected as part of a team led by Lockheed Martin to supply the U.S. Army with a next-generation battlefield surveillance system known as Aerial Common Sensor (ACS). Under the original selection, we were selected to supply the platform, which was expected to be based on the ERJ/EMB 145 regional jet. During 2005, the decision not to use the ERJ/EMB 145 platform for the U.S. Army Aerial Common Sensor (ACS) program was made because of system issues identified during the development of the program that pointed to the need for a larger platform. In January 2006, the U.S Army announced the cancellation of the ACS program.

Competition

     Our defense aircraft face competition from various manufacturers, many of which have greater financial, marketing and other resources than we do. The Super Tucano and the AL-X compete with the Pilatus PC-9M and PC-21 and the Raytheon T-6A and T-6B. The EMB 145 AEW&C competes against the Northrop-Grumman E-2C II Hawkeye 2000. In addition, Boeing is developing the B737 AEW&C aircraft, with advanced warning and remote sensor capabilities, for the Australian and Turkish Air Forces. The AM-X/AMX-T competes with the British Aerospace Hawk-100, the Aermacchi MB-339FD and the Aero Vodochody L-159.

Executive Aviation Business

     We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments, the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Our executive aviation segment accounted for 7.3% of our net sales for the year ended December 31, 2005, resulting from the delivery of 20 Legacy 600 jets.

     The Legacy 600 was designed to provide customers with a cost-effective alternative to airline travel. We offer the Legacy 600 in two versions: executive and corporate shuttle. The executive version features a highly customized interior based on the customer’s specific requirements. The corporate shuttle version is partially customized and is generally intended to have business class-type seating and in-flight office design features. Both versions have a maximum cruising speed of Mach .8, or 470 knots.

     We developed the Legacy 600 by building upon our regional jet design and manufacturing experience. For example, with the exception of the interior of the aircraft, the fuel tank, controller and indication system and the winglets, the Legacy 600 has the same components as the ERJ 135 and is capable of being manufactured on the same production line. Furthermore, the corporate shuttle version of the Legacy 600 does not require separate FAA, European aviation authority or Brazilian aviation authority approval. The executive version of the Legacy 600 was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.

     In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the very light and light jet categories. Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million. We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation. Embraer’s Phenom 100 jet will carry from six to eight people and be powered by Pratt & Whitney Canada’s PW617F engine and is expected to enter service in mid-2008. The Phenom 300 will carry up to nine people and have a larger fuselage and wingspan and longer range than the Phenom 100. It will be powered by Pratt & Whitney Canada’s PW535E engine and is expected to enter service in mid-2009. Pratt & Whitney Canada, Garmin, and Eaton are our risk-sharing partners for this program.

     In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 will be configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters), and will be powered by GE CF34-10E7 engines. The Lineage 1000 is expected to enter service in mid-2008. Total research and development and capital expenditures relating to the Lineage 1000 is expected to be approximately US$60.0 million.

     We face significant competition from companies with longer operating histories and established reputations in the mature executive jet industry. Many of these manufacturers have greater financial, marketing and other resources than we do. Legacy 600 competitors include aircraft produced by Dassault Aviation, Bombardier Inc., General Dynamics and Raytheon. Phenom 100 and Phenom 300 competitors in the very light and light jet categories include Cessna Aircraft Co., Raytheon and Eclipse. Boeing and Airbus are the main competitors of the Lineage 1000 ultra-large jet.

     We include an executive jet order in backlog once we have received a firm commitment, represented by a signed contract. We customarily receive a deposit at the time of order, progress payments totaling 15% to 30% of the aircraft price, and the full payment of the balance due upon delivery. We generally receive between US$10,000 and US$200,000 for each option to purchase an executive jet.

Other Related Businesses

     We also provide after-sales customer support services and manufacture and market spare parts for the aircraft we produce. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services, as well as revenues related to aircraft leased to customers primarily through our leasing subsidiary. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive jets and crop dusters, also known as light aircraft. Our other related businesses accounted for 11.0% of our net sales for the year ended December 31, 2005.

After-Sales Customer Support; Spare Parts Business

     We also provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, executive and defense and government customers. Our after-sales customer support and spare parts business falls into several categories:

  field support;
  material support, which includes spare parts sales and distribution;
  product warranty and repair administration;
  technical support, which includes engineering support, maintenance engineering and technical publications; and
  training.

     This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of 10 years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We recently established a pooling program that allows customers to exchange used parts for new or refurbished parts.

Subcontracting

     We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. The contracts expire in 2015.

General Aviation Aircraft

     We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. At December 31, 2004, we had delivered a total of 2,326 of these aircraft. The last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2005, we had delivered a total of 1,009 of these aircraft, including 31 in 2005. We had four crop duster aircraft in backlog at December 31, 2005.

Aircraft Operating Lease Activities

     We established a subsidiary in 2002, ECC Leasing Co. Ltd., or ECC, responsible for managing and remarketing certain aircraft, such as pre-series aircraft that are not otherwise sold after the completion of the certification process for such aircraft type, aircraft that we may accept as a result of the exercise by customers of trade-in options, and aircraft that we may reacquire in connection with our financial guarantees. As of December 31, 2005, ECC and two other subsidiaries had a total portfolio of 43 aircraft, 23 of which were under operating leases.

Markets

     The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,

	2003	2004	2005

	(in millions of dollars)
Commercial Aviation
Americas (excluding Brazil)	US$1,457.8	US$2,189.4	US$2,250.2
Europe	68.6	296.9	247.9
Brazil	—	—	—
Other	—	93.2	207.7

Total	US$1,526.4	US$2,579.5	US$2,705.8

Executive Aviation
Americas (excluding Brazil)	139.2	204.9	155.8
Europe	36.2	—	100.3
Other	—	40.8	22.0
Total	US$175.4	US$245.7	US$278.1

Defense and Government
Americas (excluding Brazil)	106.6	92.1	33.9
Europe	52.6	20.9	8.3
Brazil	102.5	2 46.1	230.3
Other	0.7	6.6	151.2

Total	US$262.4	US$365.7	US$423.7

Other Related Businesses
Americas (excluding Brazil)	94.7	130.1	145.9
Europe	65.3	54.4	202.9
Brazil	18.5	51.3	72.8
Other	0.8	13.8	0.7

Total	US$179.3	US$249.6	US$422.3

Joint Ventures

     We entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world. In connection with this joint venture, we formed a subsidiary, ELEB, to which we transferred all of our landing gear manufacturing activities, the employees and some liabilities related to those activities. On May 22, 2000, Liebherr International AG, acting in coordination with its subsidiary, Liebherr Aerospace Lindenberg GmbH, and through its Brazilian affiliate, purchased 40% of the capital stock of ELEB. Liebherr-Aerospace SAS is our risk-sharing partner responsible for designing, developing and manufacturing the landing gear assemblies for the EMBRAER 170/190 jet family.

     In addition, we formed a joint venture company in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafai Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd. We have licensed to the joint venture the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out for the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft to China Southern Airlines in February 2004. As of March 31, 2006, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with three Chinese airlines for a total of 16 ERJ 145 aircraft, nine of which were delivered as of March 31, 2006.

Suppliers and Components; Risk-Sharing Arrangements

     We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our ERJ 145 regional jet family, EMBRAER 170/190 family and Legacy 600 executive jet, depending on aircraft model, consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design and production of commercial aircraft. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in research and development and share the risk and success of our products with us.

     In our commercial and executive aviation businesses, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, wings, sections of the fuselage and portions of the tail. Once we select our risk-sharing partners and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners. See “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.”

ERJ 145 Regional Jet Family

     Risk-sharing partners. We entered into risk-sharing arrangements with the following four suppliers in connection with the development and production of the ERJ 145 regional jet family:

  Grupo Auxiliar Metalúrgico S.A., or Gamesa, a Spanish company owned by Iberdrola S.A., a European power utility, and Banco Bilbao Vizcaya, a large Spanish financial institution, supplies the wings, engine nacelles and main landing-gear doors;
  Sonaca S.A.—Société Nationale de Constructions Aerospatiales, a Belgian company, supplies portions of the central and rear fuselages, the service, main and baggage doors and engine pylons;
  ENAER—Empresa Nacional de Aeronáutica, a Chilean company, supplies the vertical fin, horizontal stabilizers and elevators; and

  C&D Aerospace, Inc., a U.S. company, supplies the cabin and cargo compartment interiors.

     Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us. The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family. In addition, our line of executive jets benefits from the risk-sharing arrangements with Gamesa, Sonaca and ENAER. The interior of the Legacy 600 executive jet is provided by The Nordam Group, Inc., Duncan Aviation, Inc and Embraer.

     Other major suppliers. We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family. These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems. Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., BF Goodrich Co., United Technologies Corp. - Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

     We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975. We have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing.

EMBRAER 170/190 Jet Family

     We are continuing to develop the EMBRAER 170/190 jet family together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are the following:

  General Electric, which supplies CF34-8E/l0E turbofan engines and designs, develops and manufactures the engine nacelles;
  Honeywell, which supplies the avionics systems;
  Liebherr, which is responsible for designing, developing and manufacturing the landing gear assemblies;
  Kawasaki, a Japanese company, which develops and manufactures the aircraft wing stub, engine pylon, fixed landing and trailing edge assemblies, flaps, spoilers and the wing’s flight control surfaces;
  Hamilton Sundstrand, a U.S. company and a wholly owned subsidiary of United Technologies Corp., which develops and produces the aircraft’s tail core, auxiliary power unit, electrical systems and the air management system;
  Sonaca, which is responsible for the aircraft’s wing slats;
  Gamesa, which is responsible for the rear fuselage and the vertical and horizontal tail surfaces;

  Latecoere, a French company, which manufactures two of the three fuselage sections;
  C&D Aerospace, which designs, develops and manufactures the aircraft interior; and
  Grimes Aerospace Company, a U.S. company and a wholly owned subsidiary of AlliedSignal Inc., which develops and manufactures the exterior and cockpit lighting.

     In addition, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

     To better prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we announced the execution of a Letter of Agreement with Kawasaki Heavy Industries Ltd., or KHI, regarding the transfer to us by KHI and Kawasaki Aeronáutica do Brasil Ltda., or KAB, of the assets required for the production of metallic parts for the wings of the EMBRAER 190 and EMBRAER 195 aircraft. As a result, we will begin assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors of these aircraft. The production of parts for the EMBRAER 170 and EMBRAER 175 aircraft will not be affected by this Letter of Agreement. The final agreement with KHI and KAB is being negotiated.

Executive Jets

     The risk-sharing partners for our Legacy 600 and the Lineage 1000 are the same as those for our ERJ 145 jet family and EMBRAER 170/190 jet family, respectively. The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the supplier of the engines, Garmin, the supplier of the avionic systems, and Eaton, the supplier of hydraulic systems.

Cash Contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

     We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$261.2 million as of December 31, 2005 and we expect to receive an additional US$112.4 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2005, US$174.6 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$86.6 million of the total cash contributions already received. We expect conclusion of the certification of the EMBRAER 195 by mid-2006, and the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Service and Product Support

     Customer satisfaction and service is critical to our success. Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales. We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements. We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements. To maintain and increase our responsiveness, we have established five support centers worldwide. We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos. In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation (CASC). We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture. In addition, we operate a maintenance, repair and overhaul facility in Nashville, Tennessee, and a maintenance, repair and overhaul facility in Alverca, Portugal. We provide full service maintenance and repair services for our commercial and executive aircraft at these service centers, enhancing our level of service to our customers in the United States and Europe.

     We have dedicated teams in the United States, Europe and Brazil to focus exclusively on enhancing customer support. In addition, for each of our key customers, we have assigned senior relationship managers that are responsible for enhancing our relationships with these customers. We also provide direct field support with on-site technical representatives at several of our major customers’ facilities. These on-site representatives are assigned to major customers prior to the first delivery of their aircraft and provide advice on maintenance and operation. They also monitor our customers’ spare parts needs and maintain customers’ inventories.

     We operate support centers that are available 24 hours a day, seven days per week, in our São José dos Campos facility, as well as in Ft. Lauderdale, Florida, and Le Bourget, France. We train pilots, co-pilots, flight attendants and mechanics at these locations. We operate advanced flight simulators for our ERJ 145 regional jet family and for the Legacy 600 at our Florida facility under an agreement with FlightSafety International, Inc., a business specializing in flight simulation. We have entered into an agreement with GE Capital Aviation Training Limited, or GECAT, a joint venture between General Electric Company and Thales™, whereby GECAT provides training for the EMBRAER 170/190 jet family on a non-exclusive basis. We also provide field service and on-the-job training for airline personnel. For example, we routinely dispatch one of our pilots to fly with an operator’s crew during the introduction of an aircraft into a customer’s regular routes. We also provide technical publications with up-to-date technical information on our aircraft.

Aircraft Financing Arrangements

     We generally do not provide long-term financing directly to our customers. We assist our customers in obtaining financing arrangements through different sources such as leasing arrangements and the BNDES-exim program. In addition, we help our customers qualify for the ProEx program. On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding in time for delivery. We have also provided guarantees for a portion of the financing of aircraft for certain of our customers. See Notes 8, 9 and 34 to our consolidated financial statements.

     The BNDES-exim program, a Brazilian government-sponsored program, provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2005, approximately 42% of the total value of our export sales was financed by the BNDES-exim program.

     In addition to the BNDES-exim program, we also assist customers in their aircraft financing through other arrangements, including leasing arrangements, principally through leasing companies, U.S. leveraged leases, U.K. tax leases and French tax leases. These arrangements accounted for approximately 58% of the total value of our export sales from 1996 through 2005. Leasing arrangements through leasing companies generally involve the purchase by a leasing company of our aircraft under a customer’s purchase contract and the lease of that aircraft to that customer. In leveraged leasing transactions, an investor will borrow a portion of the aircraft purchase price from a third party lender, which can also be BNDES-exim, purchase our aircraft and lease it to our customer. See Note 9 to our consolidated financial statements.

     Our customers also benefit from the ProEx program, a Brazilian government-sponsored program of interest rate adjustments. Under the ProEx program, which is intended to offset Brazil’s country risk, foreign customers that buy selected products made in Brazil, such as our aircraft, receive the benefits of interest rate discounts. A substantial percentage of our customers benefit from the ProEx program. See “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.”

Intellectual Property

     Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol, and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2005, we had 47 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from 10 years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

Government Regulation and Aircraft Certification

     We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the certification of aircraft and aircraft manufacturers. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Departamento de Aviação Civil, or DAC (Civil Aviation Department), through the Centro Técnico Aeroespacial, or CTA (Aerospace Technical Center) under the Ministry of Defense. In 2005, a new regulatory agency was created, the Agência Nacional de Aviação Civil, or ANAC (National Civil Aviation Agency), becoming the main Brazilian authority for the regulation, supervision and certification of aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, the recently created EASA for European Union, or EU, countries and the JAA for the other European countries. Some countries simply validate and complement the Brazilian aviation authority’s original certification, in accordance with their own rules. The Brazilian aviation authority has a bilateral certification agreement with the FAA under which the FAA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

     The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, in Europe in the second quarter of 1997, in Australia in June 1998 and, for the LR version, in China in November 2000. The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002. The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The Legacy 600 executive jet was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002. The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, EASA, the JAA and the authority of Poland in February 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004 , by EASA in January 2005, and by TCCA in July 2005. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005 and by the FAA in September 2005. We expect to receive certification of the EMBRAER 195 by mid-2006.

     Once an aircraft is certified by the CTA and FAA, some authorities, such as those in Australia and Mexico, ratify the certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for EU countries, including Germany, Italy, France, the United Kingdom, Spain and The Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather is an advisory organization that makes recommendations to the non-EU national authorities. A recommendation by the JAA is a requirement for certification of an aircraft by most of these authorities. Before the creation of EASA, 27 national authorities were JAA members. As EASA is a new organization, it is currently using the JAA technical structure and following the JAA’s recommendations for issuance of EASA type certificates for aircraft.

     Aircraft certification is an ongoing process. Any change in the design of any of our aircraft must be approved by the DAC. Significant changes may require a separate certification by other authorities. Changes in the aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may be imposed by the authorities through operational rules or airworthiness directives.

4C. Organizational Structure

     Our operations are conducted by Embraer-Empresa Brasileira de Aeronáutica S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which are considered significant. A complete list of our subsidiaries has been filed as Exhibit 8.1 to this annual report.

4D. Property, Plants and Equipment

     We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC - International Finance Corporation. We lease, own or have the right to use the following properties:

		Approximate
		square	Owned/	Lease
Location	Purpose	footage	Leased	Expiration

São José dos Campos, SP, Brazil	Headquarters, principal	5,902,102	Owned	—
	manufacturing facility
	and support center
São José dos Campos, SP, Brazil
(Eugênio de Mello)	Manufacturing facility	3,658,884	Owned	—
Botucatu, SP, Brazil	Manufacturing	222,000	Owned	—
	facility
Harbin, China	Manufacturing facility	258,067	Owned[1]	—
Gavião Peixoto, SP, Brazil	Testing and	191,648,512	2	—
	manufacturing facilities
São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2007
Ft. Lauderdale, Florida, U.S.A	Support center	91,500	Leased	2020
Nashville, Tennessee, U.S.A	Aircraft maintenance	316,128	Leased	2018
	and support center			2028
Alverca, Portugal[3]	Aircraft maintenance	417,000	Leased	2035
	and support center
Le Bourget, France	Support center	33,500	Leased	2008
Villepinte, France	Representative offices	70,202	Leased	2014
Beijing, China	Representative offices	3,444	Leased	2007
Singapore	Representative offices	2,303	Leased	2006
_____________________
1	The land is owned pursuant to a land use rights certificate.
2	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.
3	We acquired this facility as of March 2005.

     See also Note 13 to our consolidated financial statements for additional information on our property, plants and equipment.

Production

     The actual manufacture of an aircraft consists of three principal stages: fabrication of primary parts, assembly of major components and final assembly. Primary parts include metal sheets and plates (produced from die-cast molds, stretch forming or various chemical treatments), parts produced using computerized and non-computerized machines, and pre-fabricated parts. The primary parts are then joined, or mated, with one another to produce the aircraft’s major components, which are in turn joined to create the aircraft’s basic structure. In the final assembly stage, the aircraft’s various operating systems (such as wiring and electronics) are installed into the structure and tested.

     Production facilities for our commercial, executive and defense aircraft are located in São José dos Campos in the State of São Paulo, Brazil. We reduced the aircraft production time of aircraft in the ERJ 145 family from eight months in 1996 to 3.1 months in 2004. From December 31, 1999 to December 31, 2000, we increased our production from 12 to 16 ERJ 145 family aircraft per month. At March 31, 2001, our production rate was 16 aircraft per month. In response to decreased market demand after the September 11, 2001 terrorist attacks and the related global economic slowdown, we decreased our production to 11 aircraft per month and, in 2005, decreased it further to nine aircraft per month. Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately 4.1 months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand.

     To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of our executive jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs. We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight testing capabilities and provide a final assembly line for our defense aircraft and of our executive jets. As of December 31, 2005, we had invested US$54.8 million in the construction of this new facility. This facility has been operational since November 2002 and consists of a runway and other features to handle our development of supersonic aircraft technology. We are also conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational executive jet interior factory at Gavião Peixoto. In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft. Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

     Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and we are in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2003, 2004 and 2005, we invested US$1.7 million, US$2.6 million, and US$3.8 million respectively, in environmental matters and we expect to spend approximately US$4.8 million on environmental matters in 2006 for expenditures relating to the portion of construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

OGMA

     During the process of due diligence prior to the acquisition of OGMA, we identified some industrial processes that did not meet environmental and occupational safety standards. As part of the negotiations, it was agreed with EMPORDEF, the seller, that (i) Embraer would spend €1.9 million - the amount estimated by the parties to be the amount necessary to bring the industrial processes into environmental and occupational safety compliance over a three-year period, (ii) the seller would indemnify OGMA for any losses due to environmental claims over the same three-year period, (iii) Embraer’s liability for pre-acquisition environmental claims would be limited to €4.1 million, and (iv) any liability for other pre-acquisition environmental and occupational safety claims in excess of €4.1 million would be paid by the seller. See also Note 12 to our consolidated financial statements for additional information on our acquisition of OGMA.

Insurance

     We insure all of our plants and equipment for loss and replacement. We also carry insurance to cover all potential damages to our own fleet of aircraft, including those occurring during commercial and demonstration flights. In addition, we maintain a comprehensive aviation products liability policy, which covers damages arising out of the manufacture, distribution, sale and servicing of our aircraft and parts. We also carry natural disaster and business interruption insurance covering property damage and the related loss of gross income, as defined in the policy, and additional expenses, such as those incurred by us to offset the loss of production and delivery of aircraft due to partial or total interruption of our business because of material losses caused by an accident. We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet all foreseeable risks associated with our operations.

     We also maintain officers’ and directors’ liability insurance in the total amount of US$50 million. This insurance covers our officers and directors for liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely by reason of his or her serving in such capacity.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     We have no unresolved staff comments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     This discussion should be read in conjunction with our consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. Risk Factors” and the matters set forth in this annual report generally.

     Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law. See “Introduction—Presentation of Financial and Other Data.”

5A. Operating Results

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

Commercial Aircraft

     The commercial airline industry has been negatively impacted by a number of factors since 2001. First, the U.S. and world economies experienced an economic downturn that began in 2001 and was characterized by rapid declines in securities markets, a decline in productivity and an increase in unemployment. Second, the terrorist attacks of September 11, 2001 caused an immediate decline in airline travel and a high level of financial uncertainty among the worldwide commercial airline industry. In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection. As a result, over the past three years we have agreed to modify certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial aircraft, executive jet and government transportation aircraft deliveries. Most recently, in 2004, we reduced scheduled deliveries from 160 to 145 aircraft as a result of the second US Airways Chapter 11 filing in September 2004. Many airlines faced and continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs. A further downturn in general economic conditions could result in further reduction in the passenger aircraft market and decreased orders for our commercial aircraft. See “Item 3D. Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenues, and consequently our profitability, in any given year.”

     The U.S. and world economies have shown some signs of recovery starting in 2004 and through 2005. Air travel demand is growing in all regions as a result of economic development, globalization, international trade, declining passenger fares and improved airline services. According to the International Civil Aviation Organization, or ICAO, despite world economy downturn experienced from 2001 through 2003, world airlines experienced average traffic growth around 5% per year in the last 10 years. We believe that world air traffic demand will grow an average of 5.1% per year in the next 20 years and future demand will be supported by an average yearly growth of 3% in the world economy and stimulated by continued reductions in average ticket prices. We also believe that mature air travel markets, like the USA and Europe, will grow more slowly than the average world rate, decreasing their share of world traffic. We expect that China, assuring continued strong economic growth, and Asia Pacific, by liberalization, will represent one third of world traffic in 2025.

     Despite increased passenger demand, the commercial airline industry is not experiencing increased fare prices because of the increased competition. There is a fundamental change in the industry’s revenue structure due to the introduction and expansion of low-fare airlines in all regions. Expansion of low-fare airlines and real-time availability of Internet fare information has led to a dramatic shift in consumer purchasing habits. In the USA, these airlines increased their market share from 19% in 2000 to 27% in 2005 and in Europe, from 11% in 2000 to 19% in 2005. Regional airlines are not facing the same level of competition from low-fare airlines because of their operations in low to medium density markets. However, competition is expected to increase as low-fare airlines move into markets revived by regional airlines. We believe that the mid-capacity jets will be an important tool for these low-fare airlines in their expansion efforts.

     We believe that the volatility in demand for air travel experienced between 2001 and 2003 has demonstrated that commercial airlines need to more accurately match aircraft capacity to market demand. Similarly, we believe there is the need for aircraft that can be deployed strategically across a full range of seat capacities. As airlines act to right-size their fleets to serve these needs, equipment distribution in fleets around the world will change. We expect this equipment distribution to take advantage of new and existing products in the 30-120 seat category. We believe that the 30-60, 61-90 and 91-120 seat segments will play important but different roles in the commercial airline industry. We also currently believe:

  the 30-60 seat segment has grown significantly in the last few years and is reaching maturity with an established customer base. This segment will continue to play an important role in the air transport system, by exploring new market opportunities, increasing frequencies on existing services and developing secondary markets in countries such as China, Mexico and Russia. In 2005, nearly 3,000 routes were operated by 30-60 seats regional jets in the USA. About 60% of those were served with fewer than two daily flights, indicating a potential for frequency increases in order to preserve market presence and reinforce competitive position.
  the 61-90 seat segment will allow commercial airlines to adjust aircraft capacity on high demand regional jet routes in order to sustain revenue growth and market share. In the USA, nearly 10% of regional jet flights have more than five daily frequencies. The loosening of Scope clauses — clauses in airline labor contracts which restrict use of regional jets — will enable regional airlines to operate higher capacity aircraft. In addition, aircraft in this seat segment will also help airlines to right-size their mainline fleets by diminishing the need to operate larger jets with excess capacity.
  the 91-120 seat segment will benefit those markets currently being served by old, over-sized or inefficient jet fleets and will relieve higher-capacity aircraft to serve large-market, high-volume city to city markets over longer routes.

     We also believe that aircraft retirement will impact future fleet composition. We estimate that only 40% (1,598 jets) of the current fleet will still be operating in 2025. We expect that approximately 800 aircraft in the 60-120 seats segment (38% of the total fleet) are more than 20 years old and will need to be replaced in the coming years. Similarly, we estimate that there are several middle-aged aircraft in this segment that are not in serial production and will face early retirement.

     We also expect that the world jet fleet in the 30-120 seats segment will increase from approximately 5,000 aircraft in 2005 to approximately 9,500 in 2025. We believe that during the next 20 years, 70% of projected new deliveries (approximately 5,500 units) will be added to sustain air transport growth and 30% (approximately 2,400) to replace aging equipment, with the greatest share of projected deliveries being for airlines operating in North America (mainly the USA) and Europe, which markets are expected to represent 71% of total deliveries in the next 20 years.

     We forecast that around 80% of projected deliveries in the next 20 years will be in the 61-120 seats segment as a result of the growth of regional airlines, replacement of aging aircraft, right-sizing requirements from network airlines and low-fare airlines expansion to mid-sized markets.

     We also believe that the 30-60 seats segment has reached maturity and will require fewer new deliveries in the next ten years. We believe that demand for new 50-seat aircraft will increase in the 2016 - 2025 period mainly due to the replacement cycle of current regional jets in service. The availability of used aircraft in this segment is restricting deliveries of new aircraft in the short and medium term.

Executive Jets

     We believe the executive jet market has been positively impacted by the worldwide economic recovery experienced since 2004. According to the General Aviation Manufacturers Association (GAMA), deliveries in the executive jet market increased by 26.9%, from 591 units in 2004 to 750 units in 2005. In addition, according to GAMA, over the past five years, 962 jets in the smallest aircraft categories (very light, entry and light) were delivered, representing 29% of the total deliveries in the executive jet market. The increasing demand for smaller planes that can be acquired at lower costs while still providing high levels of comfort and performance lead to creation of the very light jet segment. We believe that demand for executive jets will continue to increase as economic conditions continue to improve.

Brazilian Economic Environment

     Events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

  increased volatility in the market price of securities;
  significant decline in corporate earnings estimates;
  substantial losses in important industries, including the air transport and insurance industries; and
  significant erosion of consumer confidence.

     As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could in turn lead to the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates, which could adversely affect our operations.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

     Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

     Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

     Presidential elections were held in Brazil in 2002. The country experienced a period of market turmoil in the second half of 2002 as investors feared that the Labor Party would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9% .

     The current government has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility and the Brazilian economy has witnessed increased stability. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7% . Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central Bank sought to combat inflationary pressures.

     In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4% . Interest rates continued to be maintained at high levels, with the CDI averaging 17.8% in 2004.

     Given the positive 2004 results, investor’s confidence continued to be strong in 2005. The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

     In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2% . Interest rates continued to be maintained at high levels, with the CDI averaging 19.0% in 2005.

Effects of Inflation and Currency Exchange Fluctuations

     Until the adoption of the Real plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index and published annually by Fundação Getúlio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each year:

	2001	2002	2003	2004	2005

Inflation (General Market
Price Index)	10.4%	25.3%	8.7%	12.4%	1.2%
Devaluation (appreciation)
(R$ vs. US$)	18.7%	52.3%	(18.2)%	(8.1)%	(11.8)%

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Critical Accounting Estimates

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

     We generally recognize sales of our commercial and executive aircraft as deliveries are made. In our defense and government segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method. Revenue recognized under this method is based on actual costs incurred and an estimate of the total remaining costs to be incurred prior to completion of the contract. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Anticipated losses, if any, under these contracts are accrued when known and are recorded based on management’s estimate of such losses.

Product Warranties

     Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners. We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred, which are typically expressed as a percentage of the sales price of the aircraft. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

Guarantees and Trade-In Rights

     We have provided sales incentives in the form of financial and residual value guarantees and trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third party credit ratings and estimated obligors’ borrowing costs.

     In accordance with FASB of Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses under financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results. During 2004 and 2005, the fair value of guarantees recorded was US$11.9 million and US$4.5 million, respectively.

     See also Note 4 to our consolidated financial statements for a summary of certain recently issued accounting pronouncements, which, as of December 31, 2005, had not yet been adopted.

Overview

Basis of Presentation

     The consolidated financial statements have been prepared in accordance with U.S. GAAP. See “Introduction—Presentation of Financial and Other Data—Financial Data” for a discussion of factors affecting our financial data.

Operating Data

     The following chart sets forth statistical data concerning our deliveries and backlog for our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5D. Trend Information” for certain information on our firm orders and options.

	2003	2004	2005

Commercial Aviation
Deliveries (1)
ERJ 145	57	87 (5)	46
ERJ 135	14	1 (1)	2
ERJ 140	16	—	—
EMBRAER 170	—	46	46 (1)
EMBRAER 175	—	—	14
EMBRAER 190	—	—	12
Defense and Government (2)
Deliveries	4	1	7
Executive Aviation
Deliveries (1)	13 (2)	13	14
Other Operating Information
Total backlog (in millions)(3)	US$10,591	US$10,097	US$10,383
____________________
(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation.
(3)	Since December 31, 2005, we have received five additional firm orders for our ERJ 145 regional jet family and nine additional firm orders for our EMBRAER 170/190 jet family. Three options for the EMBRAER 190 aircraft were converted into firm orders, 57 firm orders for the EMBRAER 170 aircraft were converted into 57 firm orders for the EMBRAER 190 aircraft, and three firm orders for the EMBRAER 190 aircraft were converted into three firm orders for the EMBRAER 195 aircraft.

Net Sales

     We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. Of defense and government net sales, approximately 84% are denominated in U.S. dollars and 16% are denominated in Brazilian Reais, but indexed to the U.S. dollar through price adjustment indexes. Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

     We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial and executive aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded as net sales.

     As a result of a decrease in the amounts available under the ProEx program in 1999, we assisted some of our affected customers in restructuring their financing arrangements. In cases in which we were not able to restructure these arrangements, we provided special price adjustments to these customers to maintain the effective interest rates in their original financing arrangements.

     Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which reflects, in part, inflation in the United States. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

     We recognize revenue from the sale of our defense aircraft, including the funding of the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense and government customers continue to provide customer advances, which are converted into revenue as we achieve pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are generally non-refundable.

Cost of Sales and Services

     Our cost of sales and services consists primarily of:

  Material—These costs are primarily U.S. dollar-denominated. Substantially all of our materials costs are covered by contracts with our suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.
  Labor—These costs are primarily real-denominated.
  Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, our property, plant and equipment is depreciated over 16 years.

Recent Developments

     On May 12, 2006, we announced our unaudited financial results for the first quarter of 2006. We delivered 27 aircraft during the first quarter of 2006, compared to 30 aircraft delivered in the first quarter of 2005.

     Our net sales for the quarter were US$808.3 million, an increase of 5.9% compared to the same period in 2005. Due to a lower number of aircraft delivered, net sales to the commercial aviation market totaled US$504.2 million in the first quarter of 2006 compared to US$578.2 million in the same period in 2005. Deliveries to the executive jet market doubled in the first quarter of 2006, resulting in a higher level of net sales of US$86.1 million, compared to US$33.1 million in the same period in 2005.

     Compared to the first quarter of 2005, net sales for the defense and government segment remained stable at US$78.5 million in the first quarter of 2006. Net sales for the customer services and others segment increased 90.6% from US$73.2 million in the first quarter of 2005 to US$139.5 million in the first quarter of 2006, mostly due to the revenue recognition of US$32.3 million from OGMA (a maintenance, repair and overhaul facility acquired in March 2005) and to the delivery of two used ERJ 145 aircraft to the Brazilian Air Force.

     Costs of sales and services for the first quarter of 2006 totaled US$576.3 million, compared to US$495.3 million in the first quarter of 2005, resulting in a gross margin of 28.7%, compared to 35.1% in the first quarter of 2005. The decrease in gross margin is related to the executive jets learning curve and the 17.7% average appreciation of the real against the U.S. dollar during the period.

     Operating expenses for the first quarter of 2006 were US$195.4 million, compared to US$143.5 million in the first quarter of 2005. Operating expenses were impacted by the appreciation of the real against the U.S. dollar and an increase in selling expenses associated with additional support provided to EMBRAER 190 customers and the implementation of a sales force and marketing strategy to promote the Phenom 100 and Phenom 300.

     As a result, our net income for the first quarter of 2006 was US$65.3 million, compared to US$96.5 million in the first quarter of 2005. Net income as a percentage of net sales was 8.1%, compared to 12.6% in the first quarter of 2005.

Results of Operations

     The following table presents income statement data by business segment for the periods indicated.

Summary Financial Data by Business

	Operating Income

	Year ended December 31,

	2003	2004	2005

	(in millions of dollars)
Net sales:
Commercial Aviation	US$1,526.4	US$2,579.4	US$2,705.8
Defense and Government	262.4	365.8	423.8
Executive Aviation	175.4	245.7	278.0
Other related businesses	179.3	249.6	422.3

	2,143.5	3,440.5	3,829.9
Cost of sales and services:
Commercial Aviation	(924.9)	(1,613.0)	(1,867.4)
Defense and Government	(205.8)	(291.4)	(319.4)
Executive Aviation	(124.4)	(181.5)	(188.4)
Other related businesses	(79.9)	(181.4)	(296.6)

	(1,335.0)	(2,267.3)	(2,671.8)
Gross profit:
Commercial Aviation	601.5	966.4	838.4
Defense and Government	56.6	74.4	104.4
Executive Aviation	51.0	64.2	89.6
Other related businesses	99.4	68.2	125.7

	808.5	1,173.2	1,158.1
Operating expenses:
Commercial Aviation	(345.7)	(348.1)	(425.6)
Defense and Government	(15.7)	(59.8)	(50.3)
Executive Aviation	(38.6)	(28.6)	(44.5)
Other related businesses	(34.1)	(36.4)	(32.3)
Unallocated corporate expenses	(109.6)	(156.3)	(97.5)

	(543.7)	(629.2)	(650.2)

Income from operations	US$264.8	US$544.0	US$507.9

     The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,

	2003		2004		2005

	(in millions of dollars, except percentages)

Net sales	US$2,143.4	100.0%	US$3,440.5	100.0%	US$3,829.9	100.0%
Cost of sales and services	(1,335.0)	62.3	(2,267.3)	65.9	(2,671.8)	69.8

Gross profit	808.4	37.7	1,173.2	34.1	1,158.1	30.2
Operating expense
Selling expenses	(206.2)	9.6	(342.9)	10.0	(269.7)	7.0
Research and development	(173.2)	8.1	(44.5)	1.3	(93.2)	2.4
General and administrative expenses	(114.7)	5.3	(139.4)	4.1	(205.2)	5.4
Employee profit sharing	(20.4)	1.0	(61.2)	1.8	(56.1)	1.5
Other operating expenses, net	(29.1)	1.4	(41.3)	1.2	(26.1)	0.7

Income from operations	264.8	12.3	544.0	15.8	507.8	13.3

Non-operating income (expense)
Interest income (expenses), net	(140.8)	6.6	(38.0)	1.1	(1.7)	—
Exchange loss, net	(16.5)	0.8	(12.2)	0.4	(15.2)	0.4
Other non-operating income (expenses),
net	0.7	—	(0.1)	—	9.1	0.2

Income before income taxes	108.2	5.0	493.7	14.3	500.0	13.1
Income tax benefit (expenses)	28.0	1.3	(112.1)	3.3	(41.6)	1.1

Income before minority interest and equity in income (loss) from affiliates	136.2	6.3	381.5	11.1	458.4	12.0
Minority interest	(0.2)	—	(1.3)	—	(9.6)	0.3
Equity in income (loss) from affiliates	—	—	—	—	(3.1)	0.1

Net income	US$136.0	6.3%	US$380.2	11.1%	US$445.7	11.6%

2005 Compared with 2004

     Net sales. Net sales increased 11.3% from US$3,440.5 million in 2004 to US$3,829.9 million in 2005. Net sales in the commercial aviation segment increased 4.9% from US$2,579.4 million in 2004 to US$2,705.8 million in 2005. Net sales in the executive aviation segment increased 13.1% from US$245.7 million in 2004 to US$278.0 million in 2005. Defense and government net sales increased 15.8% from US$365.8 million in 2004 to US$423.8 million in 2005. Net sales from other related businesses increased 69.1% from US$249.6 million in 2004 to US$422.3 million in 2005.

     The increase in commercial aviation net sales is primarily due to a product mix with a higher aggregated value due to the commencement of deliveries of the EMBRAER 175 and EMBRAER 190 aircraft. The increase in executive aviation net sales resulted from a product mix with a higher aggregate value due to the larger volume of deliveries of the Legacy 600 executive jet in 2005. The increase in defense and government net sales is primarily due to the commencement of the serial production of the ALX and the advancements made in the F-5 program for the Brazilian Air Force in 2005. The increase in net sales from other related businesses is mainly due to the US$125.2 million in net sales recorded by OGMA, a maintenance, repair and overhaul facility acquired in March 2005, and to the sale of two used ERJ 145 aircraft.

     Cost of sales and services. Cost of sales and services increased 17.8% from US$2,267.3 million in 2004 to US$2,671.8 million in 2005, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with the initial deliveries of the EMBRAER 175 and EMBRAER 190, which are also aircraft of higher aggregate value. For the same reasons, cost of sales and services as a percentage of net sales increased to 69.7% in 2005, compared to 65.9% in 2004.

     Gross profit. Our gross profit decreased 1.3% from US$1,173.2 million in 2004 to US$1,158.1 million in 2005, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with the initial deliveries of the EMBRAER 175 and EMBRAER 190 and to benefits provided to the launch customers of those aircraft. As a result, our gross margin decreased from 34.1% in 2004 to 30.2% in 2005.

     Operating expenses. Operating expenses increased 3.3% from US$629.3 million in 2004 to US$650.2 million in 2005, as compared to an increase in net sales of 11.3% in the same period.

     Research and development expenses in 2005 were US$93.1 million, compared to US$44.5 million in 2004. This increase is due to the lower amounts received from our risk-sharing partners related to certification of the EMBRAER 190 and the fulfillment of certain contractual milestones, which offset our research and development costs and totaled US$55.1 million in 2005 compared to US$108.6 million in 2004.

     Selling expenses decreased 21.3% from US$342.9 million in 2004 to US$269.7million in 2005. The decrease in selling expenses resulted partially from the recovery of amounts related to guarantees on certain aircraft delivered upon the implementation of the financing structures for those aircraft.

     General and administrative expenses increased 47.2% from US$139.4 million in 2004 to US$205.2 million in 2005, due to the effects on the real-denominated administrative expenses resulting from the appreciation of the real during 2005 (approximately 80% of our administrative expenses are denominated in reais), due to employee salary adjustments of approximately 8% in 2005 and also because of expenses related to the implementation of the SAP 4.7 Aerospace & Defense version.

     Other operating expenses, net decreased 36.8% from US$41.3 million in 2004 to US$26.1 million in 2005, of which US$21.6 million was related to a tax fine provision related to taxes and payroll charges under legal dispute.

     As a result of the foregoing factors, operating expenses as a percentage of net sales decreased from 18.3% in 2004 to 17.0% in 2005.

     Interest income (expenses), net. Interest income (expenses), net, decreased from an expense of US$38.0 million in 2004 to an expense of US$1.7 million in 2005, primarily related to the gains on prepayment of loans in the total amount of US$36.4 million (2004¯US$ 8.2 million). See Note 21 to our consolidated financial statements.

     Exchange loss, net. Exchange loss, net, increased from US$12.2 million in 2004 to US$15.2 million in 2005, mainly due to the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars.

     Income tax benefit (expenses). Income tax expenses decreased from US$112.1 million in 2004 to US$41.6 million in 2005, as a result of the recognition of interest on shareholders’ equity of US$186.5 million distributed in 2005 compared to US$204.0 million distributed in 2004, which distributions are deductible for tax purposes.

     Net income. As a result of the foregoing factors, our net income increased 17.2% from US$380.2 million in 2004 to US$445.7 million in 2005. In 2004, net income was 11.1% of net sales as compared to 11.6% in 2005.

2004 Compared with 2003

     Net sales. Net sales increased 60.5% from US$2,143.4 million in 2003 to US$3,440.5 million in 2004. Net sales in the commercial aviation segment increased 69.0% from US$1,526.4 million in 2003 to US$2,579.4 million in 2004. Executive aviation net sales increased 40.1% from US$175.4 million in 2003 to US$245.7 million in 2004. Defense and government net sales increased 39.4% from US$262.4 million in 2003 to US$365.8 million in 2004. Net sales from other related businesses increased 39.2% from US$179.3 million in 2003 to US$249.6 million in 2004.

     The increase in commercial aviation net sales is primarily due to a larger volume of aircraft deliveries to the commercial airline market in 2004 and a product mix with a higher value as a consequence of the commencement of the EMBRAER 170 deliveries. The increase in executive aviation net sales resulted from a product mix with a higher value as a consequence of the larger volume of deliveries of the executive version of the Legacy in 2004. The increase in defense and government net sales is primarily due to the commencement of the serial production of the ALX and the advancements made in the F-5 program for the Brazilian Air Force in 2004. The increase in net sales from other related businesses is mainly due to an increase in sales of spare parts, as a result of an increase in the number of aircraft in service.

     Cost of sales and services. Cost of sales and services increased 69.8% from US$1,335.0 million in 2003 to US$2,267.3 million in 2004, primarily due to the increase in number of aircraft delivered to the commercial airline market during 2004. Cost of sales and services as a percentage of net sales increased to 65.9% in 2004, compared to 62.3% in 2003.

     Gross profit. Our gross profit increased 45.1% from US$808.4 million in 2003 to US$1,173.2 million in 2004, primarily as a result of the increase in deliveries in the commercial airline market. Our gross margin decreased from 37.7% in 2003 to 34.1% in 2004 primarily due to the production learning curve associated with the initial deliveries of the EMBRAER 170 and to benefits provided to the launch customers of this aircraft.

     Operating expenses. Operating expenses increased by 15.7% from US$543.6 million in 2003 to US$629.3 million in 2004, as compared to an increase in net sales of 60.5% in the same period.

     Research and development expenses in 2004 were US$44.5 million, compared to US$173.2 million in 2003. This decrease in research and development expenses was attributable to US$108.6 million in payments previously received from the Company’s risk sharing partners related to certification of the EMBRAER 170 and EMBRAER 175 and the fulfillment of certain contractual milestones, which occurred in 2004.

     Selling expenses increased 66.2% from US$206.2 million in 2003 to US$342.9 million in 2004. Selling expenses are directly related to aircraft deliveries.

     General and administrative expenses increased 21.5% from US$114.7 million in 2003 to US$139.4 million in 2004, due to the effects on the real-denominated administrative expenses resulting from the appreciation of the real during 2004 (approximately 80% of our administrative expenses are denominated in reais) and due to employee salary adjustments of approximately 9% in 2004.

     Other operating expense, net increased 42.0% from US$29.1 million in 2003 to US$41.3 million in 2004, of which US$21.6 million was related to a tax fine provision related to taxes and payroll charges under legal dispute.

     As a result of the foregoing factors, operating expenses as a percentage of net sales decreased from 25.4% in 2003 to 18.3% in 2004.

     Interest income (expenses), net. Interest income (expenses), net, decreased from an expense of US$140.8 million in 2003 to an expense of US$38.0 million in 2004, primarily related to losses of US$99.5 million on derivative financial transactions in 2003 compared to gains on derivative financial transactions of

US$36.8 million in 2004, partially offset by a US$12.0 million expense related to allowance for debentures investments and mark-to-market investments. See Note 21 to our consolidated financial statements.

     Exchange loss, net. Exchange loss, net, decreased from US$16.5 million in 2003 to US$12.2 million in 2004. These amounts reflect the remeasurement of non-U.S. dollar-denominated assets and liabilities into U.S. dollars.

     Income tax benefit (expenses). Income tax increased from a benefit of US$28.0 million in 2003 to a provision of US$112.1 million in 2004 as a result of recognition of interest on shareholders’ equity of US$204.0 million distributed in 2004 compared to US$67.5 million distributed in 2003, which distributions are deductible for tax purposes.

     Net income. As a result of the foregoing factors, our net income increased 179.6% from US$136.0 million in 2003 to US$380.2 million in 2004. Net income increased as a percentage of net sales. In 2004, net income was 11.1% of net sales as compared to 6.3% in 2003.

5B. Liquidity and Capital Resources

     Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, and make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Working Capital and Net Cash Provided by Operating Activities

     We had a working capital surplus of US$1,559.4 million at December 31, 2004 and of US$1,961.1 at December 31, 2005. Working capital increased mainly due to an increase in cash and cash equivalents and temporary cash investments and to an increase in inventories for the production of the EMBRAER 170/190 jet family, partially offset by a decrease in accounts receivable related to aircraft delivered for which sales financing arrangements are under a structuring process.

     We have restated our consolidated financial statements for the year ended December 31, 2004 with respect to the accounting of certain financial instruments, as a result of the reclassification of securities held by private fixed income funds with maturity of more than 90 days in our consolidated balance sheet and in our consolidated statement of cash flows.

     We have reclassified certain amounts in our consolidated balance sheet for the year ended December 31, 2004 previously accounted as “cash and cash equivalents” to “temporary cash investments,” in the total amount of US$243.5 million, in accordance with SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities and, consequently, have reclassified amounts in our consolidated statement of cash flows from investing activities to operating activities which had generated a net cash used in operating activities of US$398.8 million and also a net cash used by investing activities of US$59.1 million in accordance with SFAS No. 95 Statement of Cash Flow. The results of the restatement had no effect on our consolidated statements of income and comprehensive income. See Note 2 to our consolidated financial statements.

     We generated net cash provided by operating activities of US$346.9 million in 2005, compared to net cash used in operating activities of US$398.8 million, and US$239.6 million, respectively, in 2004 and 2003. Net cash provided by operating activities increased in 2005 primarily as a result of a decrease in our accounts receivable, partially offset by an increase in our trade accounts payable.

Net Cash Used in Investing Activities

     Temporary cash investments held for trading and certain cash and cash equivalents, consisting of securities held by private fixed income funds with maturity of more than 90 days, were reclassified in 2004 from cash flow from investing activities to cash flow from operating activities. Therefore, in 2005 our net cash used in investing activities was US$50.5 in 2005, compared to US$59.1 million in 2004 and US$72.7 million in 2003. The decrease in 2005 was mainly due to a US$15.4 million escrow deposit made in 2004 for the acquisition of OGMA.

Capital Expenditures

     We recorded additions to property, plant and equipment of US$51.8 million in 2005, US$50.1 million in 2004, and US$64.8 million in 2003. These expenditures related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

     We currently expect investments in property, plant and equipment to total approximately US$72.0 million in 2006 and an additional US$62.0 million in 2007, primarily related to the production of the EMBRAER 170/190 jet family, as well as our executive jets and defense aircraft.

Cash Provided by (Used in) Financing Activities and Total Debt

     Temporary cash investments held for trading and certain cash and cash equivalents, consisting of securities held by private fixed income funds with maturity of more than 90 days, were reclassified in 2004 from cash flow from investing activities to cash flow from operating activities. Therefore, our net cash provided by (used in) financing activities decreased from net cash provided by financing activities of US$105.2 million in 2004 to net cash provided by financing activities of US$24.9 million in 2005. The decrease was primarily due to an increase in repayments of loans and an increase in payments of dividends and interest on shareholders’ equity, partially offset by an increase in proceeds from borrowings. Our net cash provided by (used in) financing activities decreased from net cash used in financing activities of US$403.8 million in 2003 to net cash provided by financing activities of US$105.2 million in 2004, mainly due to an increase in repayments of loans and an increase in payments of dividends and interest on shareholders’ equity.

     At December 31, 2005, we had total debt of US$1,553.4 million under our financing arrangements described below, 69.4% of which consisted of long-term debt and 30.6% of which consisted of short-term debt. In comparison, we had total debt of US$1,338.7 million at December 31, 2004 and US$1,043.7 million at December 31, 2003, consisting of 61.7% and 50.5% of long-term debt, respectively. Our total debt increased from 2004 to 2005 largely due to new borrowings.

     Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process. According to FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of ARB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain SPEs owned by third parties where we are the primary beneficiary. See Note 9 to our consolidated financial statements.

     The effect of consolidating these SPEs resulted in non-recourse and recourse debt at December 31, 2005, reflected as a separate line item on our balance sheet, of US$819.3 million, and collateralized accounts receivable of US$854.2 million. US$558.4 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potentially under existing financial guarantees for the financed aircraft. The remaining US$260.8 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same. See Notes 8, 9 and 31 to our consolidated financial statements.

Credit Facilities and Lines of Credit

Long-term facilities

     We maintained credit facilities with the Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the Brazilian National and Social Development Bank, also known as BNDES, and FINEP, primarily to fund the development costs of the ERJ 145 and AL-X, that were fully paid in May and July 2005, respectively. Our subsidiaries maintain credit facilities with BNDES in the total amount of US$9.6 million outstanding at December 31, 2005, of which US$3.3 million is currently in short-term. We also maintain a credit facility with FINEP in a total amount of US$7.7 million outstanding at December 31, 2005. The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively. The interest rates on these facilities range from TJLP plus 3.0% to TJLP plus 5.0% per annum. For BNDES borrowings, our subsidiary ELEB also pays fees at the rate of 0.40% of the sales price of the landing gear of 450 EMBRAER 170 and EMBRAER 175 aircraft.

     We have a credit facility with the Tokyo Branch of The Chase Manhattan Bank under which we borrowed the Japanese yen equivalent of US$150.0 million, principally to fund our purchase of aircraft component parts, of which the Japanese yen equivalent of US$31.4 million remained outstanding as of December 31, 2005. This loan matures in December 2006 and bears an interest rate equal to the twelve-month Japanese interbank deposit rate, or JIBOR, plus 1.1% per annum.

     In September 2002, we secured a US$100.0 million credit facility with Mitsui & Co., Ltd. and borrowed the full amount available thereunder, of which US$81.4 million remained outstanding as of December 31, 2005. This loan matures in September 2009 and bears interest at an interest rate of LIBOR plus 2.15% . The facility is guaranteed by Unibanco – União de Bancos Brasileiros S.A. and provides that, if we fail to maintain a minimum of 100 firm orders during the duration of the facility, Mitsui & Co. Ltd. has the right to declare all amounts outstanding under this facility due and payable.

     We also have a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed to fund our purchases of wings and other equipment from Gamesa. As of December 31, 2005, US$57.1 million was outstanding under this facility, which bears interest at a fixed rate of 4.49% per annum with a final maturity in February 2009.

     In July 2003, we signed a credit agreement with Sumitomo Mitsui Banking Corp. and other lenders providing for a term loan of US$200.0 million, at a rate of LIBOR plus 2.97% per annum with a final maturity in June 2010, to purchase materials for the manufacture of the EMBRAER 170/190 jet family. We borrowed the full amount under this facility in July 2003, of which US$201.2 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million, at a fixed rate of 5.63% per annum with final maturity in April 2007. We have borrowed the full amount of the facility, of which US$54 million remained outstanding as of December 31, 2005, including principal and accrued interest. In addition, in May and October 2005, we entered into two additional credit agreements with Banco do Brasil S.A. for import financing facilities, in the aggregate amount of US$40.7 million, at a fixed rate of 7% per annum with final maturities in April and September 2011, of which US$42 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     In May 2004, we entered into a credit agreement with ABN Amro Bank for a working capital and import financing facility of US$71.0 million, at a fixed rate of 7.19% per annum with final maturity in May 2009.

We have borrowed the full amount of the facility, of which US$73.6 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     In March 2005, Embraer entered into a credit agreement with Bladex – Banco Latinoamericano de Exportaciones S.A., for an import financing facility of US$51.0 million, at a cost of LIBOR plus 1.88% per annum with final maturity in September 2010, of which US$53.3 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million, at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$50.8 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and a B2 loan for up to US$85.0 million. The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at a average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement an amount equivalent to 12 months interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility will have covenants related to compliance with IFC general environmental, health and safety guidelines. We have also agreed to a mandatory pre-payment provision which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of December 31, 2005, US$181.7 million remained outstanding under this facility, including principal and accrued interest.

     In June 2006, we mandated Banco BNP Paribas Brasil S.A. to structure a Senior Syndicated Facility for a total amount of US$400.0 million. This facility will include (i) a US$200.0 million multi-tranche syndicated trade finance facility comprised of an export financing and/or an import financing facility, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$200.0 million, which facility will be available for multiple drawdowns on a non-revolving basis during a period of three years, with each drawdown being repayable in a single installment in two years as of the borrowing date. This tranche will be subject to a commitment fee of 25 basis points over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points, respectively, for export or import finance disbursements, and (ii) a US$200.0 million syndicated revolving facility, with a five-year availability period. Disbursements under the revolving credit facility will be repayable from one month to five years as of the borrowing date, as determined by us on the disbursement date. This tranche will be subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. The facility will include customary covenants and restrictions, including but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios and, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the export finance tranche will be available. We will be required to grant security only for the export finance tranche, by means of a first priority pledge to certain of our export receivables, as determined by us at the disbursement date. We expect this facility to be concluded in July 2006.

     We have various other loans and credit agreements with aggregate outstanding borrowings of US$305.0 million at December 31, 2005, of which US$123.8 million was allocated to our subsidiaries.

     Each of our long-term financing arrangements includes customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at December 31, 2005 and none of which are expected to have a material effect on our business. See Note 19 to our consolidated financial statements for further information on these financing arrangements.

Short-term facilities

     We obtain short-term financing primarily from Brazilian banks in the form of advances against exchange contracts that we enter into with those banks relating to payments we are entitled to receive within a period of not more than 360 days prior to delivery of aircraft. At December 31, 2005, we had US$96.8 million outstanding under these arrangements. In December 2005, we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$200.0 million, of which US$201.3 million remained outstanding as of December 31, 2005, including principal and accrued interest.

     We have various other short-term loans with aggregate outstanding borrowings of US$177.2 million at December 31, 2005, of which US$15.5 million was allocated to our subsidiaries to finance working capital requirements. See Note 19 to our consolidated financial statements for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

     During 2005, we received capital contributions in the aggregate amount of US$12.1 million, representing the issuance of common shares upon the exercise of options. During 2005, we issued 3,490,189 common shares at a weighted average exercise price of R$8.29 per share. In addition, through June 27, 2006, 87,387 common shares were issued upon the exercise of options at an average exercise price of R$10.88 per share.

Recently Issued Accounting Pronouncements

     In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43.” This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges. Additionally, it requires that allocation of fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility. The provisions of this Standard apply prospectively and are effective for us for inventory costs incurred after January 1, 2006. While we believe this Standard will not have a material effect on our financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement was issued. Retroactive application is not permitted. Management has adopted this statement as of January 1, 2006 and will apply its standards in the event exchanges of non-monetary assets occur after such date.

     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that the term conditional asset retirement obligation as used in FASB No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability’s fair value can be reasonably estimated. The Interpretation became effective on December 31, 2005. We previously evaluated the application of FASB Statement No. 143 to our operations and concluded that no material effects would be expected.

     In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This Statement became effective on January 1, 2006. The company will apply this statement as of January 1, 2006 as such changes in accounting principles occur, if any.

     In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence,” which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings.The company will start applying this Statement in the fiscal period beginning January 1, 2006 as the need arises.

     In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than-temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The company will begin applying this guidance as of January 1, 2006 as circumstances arise.

5C. Research and Development

     We incur research and development costs related to our aircraft and aircraft components. We also incur research and development costs that are not associated with the development of any particular aircraft. Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards. The research and development costs incurred by us are divided into two categories, research and development expense and additions to fixed assets. The research and development expense is the cost actually associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones. Under U.S. GAAP, these costs are expensed in the year in which they are incurred. Additions to fixed assets relate solely to specialized equipment built by us and required for the project. These costs are treated as additions to property, plant and equipment.

     We invest significantly in the development of new projects. Total research and development expenses for 2003, 2004, and 2005 including expenses related to the development of the EMBRAER 170/190 jet family, were US$173.2 million, US$44.5 million and US$93.2 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 8.1% in 2003, 1.3% in 2004, and 2.4% in 2005. The decrease in the percentage in 2004 reflects principally the contributions from our risk-sharing partners in the amount of US$108.6 million. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also due to the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 85% of our research and development costs are real-denominated. In 2006, we expect our research and development costs to total approximately US$200.0 million, excluding contributions from risk-sharing partners, but including costs related to the development of our new executive jets, for which we expect to spend US$88.0 million. We do not record an expense for research and development of defense programs as they are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with a particular program, whether commercial or executive aviation.

     We receive additional funds from risk-sharing partners to fund our cash costs for our commercial aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

5D. Trend Information

     The following table summarizes our order book for the commercial aviation segment at March 31, 2006 (also includes orders for the defense and government segment placed by state-owned airlines such as Satena and Tame). Our total firm order backlog at that date, including executive jets and defense aircraft, was US$10.4 billion (US$10.4 billion at December 31, 2005).

	Firm			Firm Order
Commercial Aviation	Orders	Options	Deliveries	Backlog

EMB 120 Brasília	352	—	352	—
ERJ 135	123	2	108	15
ERJ 140	74	—	74	—
ERJ 145	682	157	671	11
EMBRAER 170	141	116	102	39
EMBRAER 175	22	—	15	7
EMBRAER 190	253	286	20	233
EMBRAER 195	36	40	—	36

     The following tables set forth our commercial aviation order book at March 31, 2006 by aircraft type, customer and country.

ERJ 135:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	20	5	15

TOTAL	123	108	15

ERJ 140:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

TOTAL	74	74	—

ERJ 145:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	3	2
China Eastern Wuhan (China)	5	—	5
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	241	4
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

TOTAL	682	671	11

EMBRAER 170:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

Alitalia (Italy)	6	6	—
Cirrus (Germany)	1	1	—
Finnair (Finland)	10	5	5
Gecas (USA)	8	7	1
Lot Polish (Poland)	6	6	—
Paramount (India)	2	2	—
Republic Airline (USA)	48	39	9
Saudi Arabian Airlines (Saudi Arabia)	15	6	9
Swiss (Switzerland)	15	—	15
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—

TOTAL	141	102	39

EMBRAER 175:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

Air Canada (Canada)	15	15	—
Lot Polish (Poland)	4	—	4
Gecas (USA)	3	—	3

TOTAL	22	15	7

EMBRAER 190:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

Air Canada (Canada)	45	7	38
AeroRepublica (Colombia)	5	—	5
Copa (Panama)	15	2	13
Finnair (Finland)	6	—	6
Gecas (USA)	17	—	17
Jet Blue (USA)	101	11	90
Regional (France)	6	—	6
US Airways (USA)	57	—	57
TAME (Ecuador)	1	—	1

TOTAL	253	20	233

EMBRAER 195:

			Firm Order
Customer	Firm Orders	Delivered	Backlog

Gecas (USA)	3	—	3
Flybe (UK)	14	—	14
Royal Jordanian (Jordan)	4	—	4
Swiss (Switzerland)	15	—	15

TOTAL	36	—	36

     For additional information regarding trends in our business, see “Item 4B. Business Overview—Business Strategies” and “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Risk Factors.”

5E. Off-Balance Sheet Arrangements

     We participate in a number of off-balance sheet arrangements, principally relating to trade-in obligations and financial and residual value guarantees. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     In addition to the off-balance sheet arrangements discussed below, we were also contingently liable for repurchasing a number of aircraft sold under sales contracts that provided the customer with the right to sell the aircraft back to us in the future, according to defined price rules. These repurchase commitments were cancelled in 2004 pursuant to formal amendments entered into with the holders of such options.

     See also Note 35 to our consolidated financial statements for additional information on our off-balance sheet arrangements.

Trade-in Obligations

     In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft. At December 31, 2005, three commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-in Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. In 2005, we were required to accept three aircraft for trade-in.

Financial and Residual Value Guarantees

     We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

     Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,176.8 million as of December 31, 2005. For further discussion of these off-balance sheet arrangements, see Note 34 of our consolidated financial statements.

     At December 31, 2005, we had US$249.7 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2005) and from other offsetting collections, such as cash deposits, would be US$2,127.2 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

     The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2005, we had invested part of the US$249.7 million deposited in escrow accounts in fourteen-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$6.9 million in 2005 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income. At December 31, 2004 the amount invested in these structured notes was US$42.2 million. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. See Note 11 to our consolidated financial statements.

     Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a "cap") and, therefore, in average our residual value guarantee exposure is limited to 21% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

     For a discussion of the risks related to our trade-in obligations and our financial and residual value guarantee obligations, see “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.”

     We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers. See Note 35 to our consolidated financial statements for a further discussion of these off-balance sheet arrangements.

5F. Tabular Disclosure of Contractual Obligations

     The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2005.

		Less than 1			More than 5
Contractual Obligations	Total	year	1 – 3 years	3 – 5 years	years

Loans	US$1,553.4	US$475.3	US$823.7	US$254.4	—
Capital lease obligations	5.6	3.1	2.5	—	—
Operating leases	13.4	2.4	4.2	0.6	6.2
Purchase obligations	736.7	733.3	3.4	—	—
Other long-term liabilities	1,660.4	172.3	726.4	450.5	311.2

Total	US$3,969.5	US$1,386.5	US$1,560.0	US$705.5	US$317.4

     The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above. See “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.”

     Purchase obligations consist of trade accounts payable and insurance payables.

     Other long-term liabilities include recourse and non-recourse debt in the total amount of US$498.1 million that relates to obligations of our consolidated SPEs at December 31, 2005. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

     We are managed by our Conselho de Administração, or Board of Directors, composed of 11 members, and our Diretoria, or committee of officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal, or audit board, which is composed of five members and an equal number of alternates.

     There are no family relationships among the members of our Board of Directors and/or our executive officers.

Board of Directors

     Our Board of Directors ordinarily meets four times a year and extraordinarily when called by the chairman or by the majority of members of the board. It has responsibility, among other things, for establishing our general business policies and for electing our executive officers and supervising their management.

     Our bylaws contain a temporary provision, specifying that our Board of Directors appointed at the general meeting of our shareholders held on March 31, 2006 will hold office for three years, expiring at the annual general meeting of our shareholders in 2009 to approve our financial statements for the fiscal year ended December 31, 2008. We refer to this Board as the transition Board of Directors.

     The transition Board of Directors is composed of 11 members, including (i) Mr. Maurício Novis Botelho, our current president and Chief Executive Officer, or CEO, who is Chairman; (ii) one member appointed by the Brazilian Government; (iii) two members appointed by our employees; and (iv) one member appointed by each of Cia. Bozano, PREVI and SISTEL, our former controlling shareholders.

     Beginning after the annual general shareholders’ meeting in 2009 to approve our financial statements for the fiscal year ended December 31, 2008, our Board of Directors will be appointed for two-year terms by our shareholders and there will be only three permanent members on our Board of Directors: (i) one to be appointed by the Brazilian Government, as holder of the “golden share,” and (ii) two to be appointed by the company’s employees. The remaining eight directors will be elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Memorandum and Articles of Association—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our board members. The Brazilian Corporate Law requires each director to hold at least one of our shares. There is no mandatory retirement age for our directors.

     Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

     Set forth below are the names, ages, positions and brief biographical descriptions of the members of the transition Board of Directors at June 27, 2006.

			Year First
Name	Age	Position	Elected

Maurício Novis Botelho	63	President and Chief Executive Officer and	2000
		Chairman of the Board of Directors
Vitor Sarquis Hallack	53	Member of the Board of Directors	1995
José Reinaldo Magalhães	50	Member of the Board of Directors	2006
Wilson Carlos Duarte Delfino	59	Member of the Board of Directors	2004
Neimar Dieguez Barreiro	61	Member of the Board of Directors	2004
Boris Tabacof	77	Member of the Board of Directors	2006
Eduardo Salomão Neto	43	Member of the Board of Directors	2006
Hermann Wever	69	Member of the Board of Directors	2006
Samir Zraick	65	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	46	Member of the Board of Directors	1999
Claudemir Marques de Almeida	53	Member of the Board of Directors	2004

     Maurício Novis Botelho. Mr. Botelho has been our President and Chief Executive Officer since September 1995, and since March 2006 has also been elected chairman of the board of directors. Mr. Botelho served as CEO of OTL – Odebrecht Automação & Telecomunicações Ltda., also known as OTL and later named Stelar Telecom, a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., or CMW, an industrial automation company, from 1985 to 1995. He was also the CEO of STL – Engenharia de Sistemas Ltda., also known as STL, a project engineering company, from 1985 to 1995, a partner in Soluções Integradas PROLAN Ltda., also known as PROLAN, a corporate network company, from 1994 to 1995, and executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., or TENENGE, a construction company, during 1992. During 1995, Mr. Botelho was an executive officer of Cia. Bozano. His business address is the address of our principal executive offices.

     Vitor Sarquis Hallack. Mr. Hallack has been with the Bozano Group since 1993. He is an executive officer of Cia. Bozano and a board member and an executive officer of Bozano Holdings Ltd. From April 1998 to May 2000, he was an executive officer of Banco Bozano Simonsen S.A. Prior to joining Cia. Bozano, Mr. Hallack was the officer in charge of new business development and the chief financial officer of Companhia Vale do Rio Doce – CVRD, a mining company, from December 1990 to March 1993. Mr. Hallack is the representative of Cia. Bozano, and his business address is Rua Visconde de Ouro Preto, 5, 10th floor, 22250-180 Rio de Janeiro, RJ, Brazil.

     José Reinaldo Magalhães. Mr. Magalhães has been the Investments officer of PREVI, since January 2006. Mr. Magalhães was manager of the New York branch of Banco do Brasil from July 2004 to December 2005 and from 1995 to 1998 he was a manager of the international division of the same bank. He was a member and vice chairman of the board of directors of Companhia Energética do Rio Grande do Norte from 1998 to 2002 and chairman of the board of directors of Companhia Energética de Pernambuco from 2000 to 2002. Mr. Magalhães is the representative of PREVI and his business address is Praia de Botafogo, 501, 4th floor, 22250-040 Rio de Janeiro, RJ, Brazil.

     Wilson Carlos Duarte Delfino. Mr. Delfino has been the acting President and CEO of SISTEL since January 2004, and has also served as Executive Officer of Planning, Controlling, and Administrative Offices of SISTEL since March 2000. Previously, Mr. Delfino served as Assistant to the Executive Officer responsible for the Coordination of the Committee of Investments of SISTEL from September 1993 to September 1994 and as Manager of the Investment Analysis Department of SISTEL from October 1994 to March 2000. He has also been a member of the board of directors of Paranapanema, a mining company, since April 1998. Mr. Delfino is the representative of SISTEL, and his business address is SEP Sul, Quadra 702/902 – Conj. B, Bloco A, Ed. Gal. Alencastro, 2nd floor, 70390-025 Brasília, DF, Brazil.

     Neimar Dieguez Barreiro. Mr. Barreiro has been a Brigadier Major in the Brazilian Air Force since July 2001 and the Secretary of Economy and Financing of the Brazilian Air Force since August 2001. He is also the representative of the Air Force in the Interministerial Follow-up Group of the Strengthening Program of Control of the Brazilian Air Space. He has served in the Brazilian Air Force since 1963. He is the representative of the Brazilian government, through the government’s ownership of the “golden share,” and his business address is Esplanada dos Ministérios, Bloco M, 3rd floor, room 05, 70045-900 Brasília, DF, Brazil.

     Boris Tabacof. Mr. Tabacof has been Vice Chairman of the Board of Directors of Suzano Holding since 2004. From 2001 to 2004 he was president of Suzano and its subsidiaries. From 1993 to 2001, Mr. Tabacof was a member of the Board of Directors of Holding Nemofeffer, of Companhia Suzano and of Bahia Sul. Prior to that he occupied the position of director of Bahia Sul Papel e Celulose and director of the Safra Finance Group. He was also the finance secretary of the state of Bahia, responsible for the implementation of a tax reform in the state. He was the president of the economic board of the Federação das Indústrias do Estado de São Paulo, or Fiesp and is currently director of the economics department of the Centro das Indústrias do Estado de São Paulo, or CIESP. Mr. Tabacof’s business address is Rua Angelina Maffei Vita, 344, 9th floor, 01455-070 São Paulo, SP, Brazil.

     Eduardo Salomão Neto. Mr. Salomão is a partner of the law firm Levy & Salomão- Advogados. He has also been the general counsel of the Museum of Modern Art of São Paulo since 1992 and a member of the board of this institution. Since 1995, Mr. Salomão has been a board member of Special Olympics, an institution that promotes championships among physically challenged athletes. Mr. Salomão’s business address is Av. Brigadeiro Faria Lima, 2601, 12th floor, 01452-924, São Paulo, SP, Brazil.

     Hermann Wever. Mr. Wever has been the president of the Consulting Board of Siemens VDO Automotive Ltda. since 2001. From 1997 to 2001 he was president of Siemens Brasil. He was also Officer of Energy and Installations at Siemens do Brasil from 1980 to 1996. Prior to that, Mr. Wever held several positions at General Electric, including Industrial Officer of the department of lamps and illumination from 1968 to 1974, and Vice President of Domestic Appliances from 1974 to 1978. Mr. Wever’s business address is Rua Desembargador Sylos Cintra, 90, 04646-150 São Paulo, SP, Brazil.

     Samir Zraick. Mr. Zraick was a member of the strategic committee and the board of directors of Cia. Vale do Rio Doce from 1971 to 1986. From July 1990 to December 1999, he was a member of the board of directors and chairman of the marketing committee of Quebec Marketing Committee in Quebec, Canada. He was also development and finance officer of Caemi Mineração e Metalurgia S.A. Mr. Zraick’s business address is 3 Lincoln Center, apt. 38H, New York, NY 10023, U.S.A.

     Paulo Cesar de Souza Lucas. Mr. Lucas has participated in our strategic planning division since 1998 and was the coordinator of Embraer’s implementation of the modernization and cost-reduction strategy from 1990 to 1996. Mr. Lucas has been working at Embraer for more than 16 years and is a representative of our shareholder employees. Mr. Lucas’ business address is the address of our principal executive offices.

     Claudemir Marques de Almeida. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Aeronautic Supervisor I. He previously served as a member the Board of Directors from January 1995 to April 2001. Mr. Almeida is the representative of our non-shareholder employees, and his business address is the address of our principal executive offices.

Executive Officers

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the Board of Directors. The business address of each of our executive officers is the address of our principal executive offices.

     Our current executive officers were elected by the Board of Directors on March 31, 2006 with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in 2009 to approve our financial statements for the fiscal year ended December 31, 2008. After the 2009 annual general meeting of our shareholders, the terms of office for members of our Board of Directors and for our executive officers will be two years, with each director or executive officer eligible for reelection.

     Until the annual general meeting of our shareholders to be held in 2009, a majority vote of the members of our Board of Directors will be necessary to remove an officer. After the annual general meeting of our shareholders, a vote of at least seven members of our Board of Directors will be necessary to remove an officer.

     As a transition measure, our current President and CEO concurrently holds the office of Chairman of our Board of Directors until April 2007, when he will resign from his position as CEO. At that time, a new CEO will be elected by our Board of Directors. Our bylaws expressly forbid any executive officer from also serving at the same time as our director. Our bylaws contain a provision that our CEO will participate in meetings of the Board of Directors, but shall not vote on resolutions of the Board of Directors.

     Under the rules of the Novo Mercado, our executive officers have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

     Set forth below are the names, ages, positions and brief biographical descriptions of our executive officers at June 27, 2006:

			Year First
Name	Age	Position	Elected

Maurício Novis Botelho	63	President and Chief Executive Officer	1995
Antonio Luiz Pizarro Manso	61	Executive Vice-President Corporate and Chief Financial Officer	1995
Satoshi Yokota	65	Executive Vice-President—Development and Industry	1997
Luis Carlos Affonso	46	Executive Vice-President—Executive Aviation	2006
Frederico Pinheiro Fleury Curado	44	Executive Vice-President—Airline Market	1995
Luiz Carlos Siqueira Aguiar	43	Executive Vice-President—Defense Market and Governments	2005
Horácio Aragonés Forjaz	54	Executive Vice-President—Corporate Communications	1998
Artur Aparecido V. Coutinho	57	Executive Vice-President—Procurement and Industrial Operations	2005

     Mauricio Novis Botelho. For a biographical description of Mr. Botelho, please see “—Board of Directors.”

     Antonio Luiz Pizarro Manso. Mr. Manso has been Executive Vice-President Corporate since 2001, and Chief Financial Officer of Embraer since 1995. Mr. Manso is also a director and/or president of several of Embraer’s subsidiaries. Mr. Manso was the administrative and financial officer of STL from 1986 to 1995 and of CMW from 1986 to 1995 and served as a member of the board of directors of CMW during 1995. He was also the chief financial officer of OTL from 1989 to 1995, the financial officer of TENENGE during 1992 and the chief financial officer of PROLAN from 1994 to 1995.

     Satoshi Yokota. Prior to becoming Executive Vice-President—Development and Industry of Embraer in 1997, Mr. Yokota held several other positions at Embraer, including Programs and Commercial Contracts Officer during 1995 and 1996 and Programs Officer from 1992 to 1995. Mr. Yokota is also the chairman of the board of directors of ELEB, one of Embraer’s subsidiaries.

     Luis Carlos Affonso. Mr. Affonso became Embraer’s Executive Vice-President – Executive Aviation in June 2006. In 2005 he was our Vice-President – Executive Aviation. Prior to that he held several positions at Embraer, including Vice-President of Engineering and Development from 2004 to 2005 and Director of the EMBRAER 170/190 Program from 1999 to 2004.

     Frederico Pinheiro Fleury Curado. Prior to becoming Executive Vice-President—Airline Market of Embraer in 1998, Mr. Curado was our Executive Vice-President—Planning and Organizational Development from 1997 to August 1998. Prior to that, he held several different positions at Embraer in the areas of manufacturing, procurement, information technology, contracts and sales. Mr. Curado is also a director and/or secretary of several of Embraer’s subsidiaries.

     Luiz Carlos Siqueira Aguiar. Mr. Aguiar has been our Executive Vice President for Defense Market and Governments since December 2005. He was elected as a board member and chairman of the board in April 2004, as a representative of PREVI, and was an executive officer of PREVI since February 2003. From August 2000 to February 2003, he was an officer of Banco do Brasil. He also served as Deputy Manager of Banco do Brasil in New York from February 1997 to August 2000. He was previously a member of the board of directors of Seguradora Brasileira de Crédito a Exportação, a Brazilian trade finance insurance company, from May 2001 to February 2003. Since April 2003 and July 2003, respectively, he has served as Deputy Chairman of the board of directors of Companhia Paulista de Força e Luz - CPFL, a utility company, and as member of the Financing Committee of Companhia Vale do Rio Doce - CVRD, a mining company.

     Horácio Aragonés Forjaz. Prior to becoming Executive Vice-President—Corporate Communications of Embraer in 2001, Mr. Forjaz was Executive Vice-President—Planning and Organizational Development of Embraer from 1998 to 2001, and prior to 1998, he was our engineering officer. From 1995 to 1997, Mr. Forjaz was the operational director of Compsis—Computadores e Sistemas Ltda., a systems engineering and software company, and from 1975 to 1995, he held several different positions at Embraer in the areas of engineering and systems design.

     Artur Aparecido V. Coutinho. Prior to becoming Executive Vice-President—Procurement and Industrial Operations in 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America from January 2003 to March 2005. From February 2000 to December 2002, he was Vice-President—Customer Service. Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

6B. Compensation

     For the fiscal year ended December 31, 2005, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$8.8 million. In addition, in 2005, we set aside approximately US$0.1 million for the payment of pension benefits to our executive officers. The members of our Board of Directors and Conselho Fiscal do not receive any such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2005, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving Embraer which was not in the ordinary course of our business.

     In addition, at June 27, 2006, the board members and executive officers owned an aggregate of 2,678,396 common shares.

Stock Option Plan

     At a special shareholders’ meeting held on April 17, 1998, we approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

     Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2005, 16,039,015 of the total options granted had been exercised, and an additional 87,387 options had been exercised as of June 27, 2006. Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 6,170,000 were exercised during the period from June 1, 2001 through June 27, 2006.

Profit Sharing Plan

     We implemented a profit sharing plan in 1998 that ties employee profit sharing to dividend payments. Every time we pay dividends to our shareholders, we also pay a profit sharing participation of 25% of the amount of the dividend payment to employees who have achieved goals established at the beginning of the year.

     Under the plan, we may pay additional amounts of up to an additional 5% of such dividend payment to employees who have performed exceptionally, on a discretionary basis. We believe that this policy encourages individual employees to meet our production goals. In April 2005, our Board of Directors approved certain changes to our profit sharing plan related to the additional 5% distribution to exceptionally performing employees. These changes were based on recommendations made by an Advisory Committee of the Board of

Directors, which was formed in April 2004 for the purpose of reviewing the company’s policies with regard to compensation and profit sharing.

     The new policy provides that the additional distribution of up 5% to exceptionally performing employees will be limited to an amount equal to 50% of our net income for the fiscal year, adjusted for certain cash flow events, to be distributed in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees, two-thirds of the distribution will be distributed in cash on the same date and the remaining one-third will allocated as “virtual common shares” and payments related thereto will be made over a three-year period, using a weighted average price formula. As a result, the value of these payments will be tied to the future market performance of our common shares.

     For the 2003, 2004 and 2005 fiscal years, we distributed to employees US$20.4 million, US$61.2 million, and US$56.0 million, respectively.

6C. Board Practices

     All members of our transition Board of Directors serve three-year terms and the terms of all current members expire at the annual general meeting of our shareholders in 2009 to approve our financial statements for the fiscal year ended December 31, 2008. Beginning after the annual general meeting of our shareholders in 2009, our Board of Directors will be appointed for two-year terms. See “Item 6A. Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

     The executive officers are elected by the Board of Directors. Our current executive officers were elected on March 31, 2006, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in 2009 to approve our financial statements for the fiscal year ended December 31, 2008. After the 2009 annual general meeting of our shareholders, the terms of office for members of our Board of Directors and for our executive officers will be made a unified two years, reelection being allowed.

     Until the annual general meeting of our shareholders to be held in 2009, a majority vote of the members of our Board of Directors will be necessary to remove an officer. After the annual general meeting of our shareholders, a vote of at least seven members of our Board of Directors will be necessary to remove an officer. See “Item 6.A. Directors and Senior Management—Executive Officers” for the year each of our executive officers was first elected.

     None of our directors is party to an employment contract providing for benefits upon termination of employment. All our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid.

Conselho Fiscal

     Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. A Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the new rules of the Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

  be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);
  be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
  have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and
  receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

     As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements. Our Board of Directors has delegated to the Conselho Fiscal certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter delegating to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law. Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

     Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are employees of Embraer or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates. Under the rules of the Novo Mercado, the members of the Conselho Fiscal have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of the Conselho Fiscal (Termo de Anuência do Conselho Fiscal).

     Our Conselho Fiscal is composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 28, 2006, the date of the last annual shareholders’ meeting.

Name	Age	Position	Year First Elected

Jorge Khalil Miski	46	Effective member	2004
Maria da Salete Medeiros	55	Alternate	2005
Geraldo Humberto de Araujo (1)	54	Effective member	2004
Tarcísio Luiz Silva Fontenele(1)	43	Alternate	2001
José Mauro Laxe Vilela(2)	58	Effective member	2003
Alberto Carlos Monteiro dos Anjos(2)	43	Alternate	2003
Taiki Hirashima	65	Effective member	2004
Guillermo Oscar Braunbeck	33	Alternate	2005
Rolf Von Paraski (3)	54	Effective member	2006
José Roberto Gerbasi de Andrade	56	Alternate	2006
_____________________
(1)	Employed by SISTEL.
(2)	Employed by Cia. Bozano.
(3)	Employed by PREVI.

Advisory and Executive Committee

     In April 2004, our Board of Directors established an Advisory Committee with a term of 18 months with the task of reviewing the company’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies. The three-member Committee was composed of two members of our Board of Directors and one alternate member of our Board of Directors. The members of the Advisory Committee and their alternates were as follows: Vitor Sarquis Hallack (alternate: Carlyle Wilson), Wilson Carlos Duarte Delfino (alternate: Carlos Alberto Cardoso Moreira) and Maysa Oliveira da Volta (alternate: Luiz Carlos Siqueira Aguiar). The term of the Committee was shortened to twelve months and terminated by the Board of Directors on April 20, 2005, as the Committee accomplished the purpose for which it had been created.

     On the same date, the Board of Directors established a Special Committee, composed of the same members as the Advisory Committee, with the purpose of assisting in the performance of the functions of our Board of Directors, specifically with respect to our executive compensation policy. As a result of the merger of Former Embraer with and into Embraer approved on March 31, 2006 and the change to Embraer’s bylaws, the Special Committee was terminated on such date.

     Pursuant to our bylaws, our Board of Directors must appoint an Executive Committee that may be composed of up to four members. The members of the Executive Committee appointed on March 31, 2006 are Herman Wever, Vitor Sarquis Hallack, Boris Tabacov and Maysa Oliveira da Volta.

6D. Employees

     The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,

	2003	2004	2005

Production Process	6,109	7,857	8,058
Research and Development	3.054	3,179	3,279
Customer Support	1,009	1,074	2,697
Administrative – Production Support	996	879	1,045
Administrative – Corporate	1,773	1,669	1,874

Total	12,941	14,658	16,953

     Approximately 85.7% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of two different labor unions, the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) or the Sindicato dos Engenheiros do

Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were non-union, compared to 84.7% at December 31, 2005. We believe that relations with our employees are good.

     We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E. Share Ownership

     At June 27, 2006, the board members and executive officers owned an aggregate of 2,678,396 common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of June 27, 2006, our executive officers also owned options to purchase an aggregate of 1,629,470 common shares at per-share purchase prices ranging from R$8.11 to R$23.00. As of the same date, none of our directors owned any options to purchase shares of common stock.

     See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

     We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 738,699,207 common shares including one special “golden share” held by the Brazilian government issued and outstanding as of June 27, 2006. The following table sets forth share ownership information for each of our significant shareholders that beneficially own our equity securities and for our executive officers and board members at June 27, 2006, including 3,426,043 common shares underlying the options exercisable until May 2008.

	Common Shares

	Shares	(%)

PREVI(1)	121,274,001	16.6
SISTEL(2)	54,257,857	7.3
Bozano Group (3)	81,786,009	11.1
BNDESPAR(4)	46,712,579	6.3
EADS (5)	15,697,318	2.1
Dassault Aviation (5)	15,697,318	2.1
ThalesTM (5)	15,697,318	2.1
Safran (5)	8,310,342	1.1
União Federal/Brazilian Government(6)	2,349,911	0.3
Officers and directors as a group (7)	4,307,866	0.3
Others (São Paulo Stock Exchange) (8)	76,426,691	10.3
Others (NYSE)	299,608,040	40.4

Total	742,125,250	100.0

_____________________
(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.
(2)	SISTEL Social Security Foundation, also known as SISTEL, was founded in 1977 as part of the Telebrás system, which, prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies.
(3)	Bozano Group includes Cia. Bozano and Bozano Holdings Ltd., which are owned and controlled by Julio Bozano. All shares owned by Cia. Bozano and Bozano Holdings Ltd. have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.
(4)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the government-owned national development bank of Brazil.
(5)	Members of the former European Aerospace and Defense Group.
(6)	The Brazilian government also holds the “golden share.”
(7)	Includes 1,629,470 shares underlying options which are exercisable until May 2008.

(8)	Includes 1,796,573 shares underlying options which are exercisable until May 2008.

     Other than as discussed in “Item 4A. History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

     On June 27, 2006, we had 22,254 holders, either directly or through ADSs, of common shares. On June 27, 2006, an aggregate of 299,608,040 common shares were held, either directly or through ADSs, by 168 record holders, including DTC, in the United States.

Voting Rights

Voting Rights of the Common Shares

     Each share of common stock is generally empowered with one vote at general meetings of our shareholders. Pursuant to our bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

Limitations on the Voting Rights of Certain Holders of Common Shares

     Our bylaws provide that, at any general meeting of our shareholders, no shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be counted.

     For purposes of our bylaws, two or more of our shareholders are considered to be a “group of shareholders” if:

  they are parties in a voting agreement;
  one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;
  they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or
  they are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (a) with the same administrators or managers, or further (b) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.

     In the case of investment funds having a common administrator, only funds with policies of investment and of exercise of voting rights at shareholders’ meetings that fall under the responsibility of the administrator on a discretionary basis will be considered to be a group of shareholders.

     In addition, shareholders represented by the same proxy, administrator or representative on any account at any general meeting of our shareholders will be considered to be a group of shareholders, except for holders of our ADSs when represented by the relevant depositary. All signatories to a shareholders’ agreement that addresses the exercise of voting rights will also be considered to be a group of shareholders for purposes of the foregoing limitation.

     This limitation on the voting rights of certain holders of common shares is illustrated in the following table:

Equity Interest of Shareholder or Group of Shareholders	Voting Rights as a Percentage of our Capital Stock
1%	1%
2%	2%
3%	3%
4%	4%
5%	5%
> 5%	5%

Limitation on the Voting Rights of Non-Brazilian Shareholders

     In accordance with the edital (invitation to bid) issued by the Brazilian Government in connection with the privatization of Embraer in 1994, voting participation of non-Brazilian holders of Embraer common shares was limited to 40% of Embraer common shares.

     Our bylaws provide that, at any general meeting of our shareholders, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than of the total votes of all of the Brazilian shareholders present at such meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described in “—Limitation on the Rights of Certain Holders of Common Shares” above. Votes of non-Brazilian shareholders that exceed this threshold will not be counted. If the total vote of non-Brazilian shareholders at any general meeting of our shareholders exceeds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed of the total votes that can be exercised by Brazilian shareholders present at such shareholders’ meeting.

     The fraction of effectively limits the voting rights of non-Brazilian shareholders and groups of non-Brazilian shareholders to 40% of our total share capital. The objective of this limitation is to ensure that Brazilian shareholders constitute a majority of the total votes cast at any general meeting of our shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us.

     For purposes of our bylaws, the following are considered to be “Brazilian shareholders”:

  Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;
  legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (a) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (b) of this item, and (b) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and
  investment funds or clubs organized under the laws of Brazil that have their administrative head office in Brazil and whose managers and/or quotaholders holding the majority of their quotas are persons/entities referred to above.

     A Brazilian shareholder will be required to provide evidence to us and the depositary for the book-entry registry that such shareholder satisfies the foregoing requirements and only after such evidence is given will such shareholder be included in the records of Brazilian shareholders.

     For purposes of our bylaws, “non-Brazilian shareholders” are considered to be persons or legal entities, investment funds or clubs and any other entities not comprised of Brazilian shareholders and that cannot evidence that they satisfy the requirements to be considered Brazilian shareholders.

     A “group of shareholders” as defined above will be considered to be non-Brazilian whenever one or more of its members is a non-Brazilian shareholder.

     The effect of this limitation on the voting rights of non-Brazilian shareholders (i.e., their participation) is illustrated in the following table, where the column “Non-Brazilian Shareholder Participation” indicates the maximum percentage of votes a non-Brazilian shareholder may cast:

Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholde Participation(1)
90%	10%	10%
80%	20%	20%
70%	30%	30%
60%	40%	40%
59%	41%	39.33%
50%	50%	33.33%
40%	60%	26.67%
30%	70%	20%
20%	80%	13.33%
10%	90%	6.67%

_____________________
(1) Number of votes calculated based on 2/3 of the Brazilian shareholders’ votes.

     The tables below illustrate, in different situations, the voting system that will apply at our shareholders’ meetings.

     Example 1

     All Brazilian shareholders hold less than 5% and non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%. This example shows a situation where the general restriction for non-Brazilian shareholders does not affect the voting ratio.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio
Brazilian A	5	5	5	5%	1.00
Brazilian B	5	5	5	5%	1.00
Brazilian C	5	5	5	5%	1.00
Brazilian D	5	5	5	5%	1.00
Brazilian E	5	5	5	5%	1.00
Brazilian F	5	5	5	5%	1.00
Brazilian G	5	5	5	5%	1.00
Brazilian H	5	5	5	5%	1.00
Brazilian I	5	5	5	5%	1.00
Brazilian J	5	5	5	5%	1.00
Brazilian K	5	5	5	5%	1.00
Brazilian L	5	5	5	5%	1.00
Total Brazilians	60	60	60	60%	1.00
Non-Brazilians[1]	40	40	40[2]	40%	1.00
Total	100	100	100	100%	1.00

_____________________
(1) Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2) 2/3 of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

     One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5	8.57%	0.25
Brazilian B	5	5	5	8.57%	1.00
Brazilian C	5	5	5	8.57%	1.00
Brazilian D	5	5	5	8.57%	1.00
Brazilian E	5	5	5	8.57%	1.00
Brazilian F	5	5	5	8.57%	1.00
Brazilian G	5	5	5	8.57%	1.00
Total Brazilians	50	35	35	60%	1.00
Non-Brazilians[1]	50	50	23.3[2]	40%	0.47
Total	100	85	58.3	100%	0.58

_____________________
(1) Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2) 2/3 of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

     No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5	10%	1.00
Brazilian B	5	5	5	10%	1.00
Brazilian C	5	5	5	10%	1.00
Brazilian D	5	5	5	10%	1.00
Brazilian E	5	5	5	10%	1.00
Brazilian F	5	5	5	10%	1.00
Total Brazilians	30	30	30	60%	1.00
Non-Brazilian A	30	5	2.2[2]	4.4%	0.07
Non-Brazilians[1]	40	40	17.8[2]	35.6%	0.44
Total	100	75	50	100%	0.50

_____________________
(1) Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2) 2/3 of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

     Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5	12%	0.17
Brazilian B	25	5	5	12%	0.20
Brazilian C	5	5	5	12%	1.00
Brazilian D	5	5	5	12%	1.00
Brazilian E	5	5	5	12%	1.00
Total Brazilians	70	25	25	60%	1.00
Non-Brazilians[1]	30	30	16.7[2]	40%	0.56
Total	100	55	41.7	100%	0.42

_____________________
(1) Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2) 2/3 of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

Shareholders’ Agreement

     In connection with the merger of Former Embraer with and into Embraer approved on March 31, 2006, Cia. Bozano, PREVI and SISTEL, the former controlling shareholders of Former Embraer, terminated the shareholders’ agreement governing matters relating to their equity ownership of Former Embraer, and relinquished voting control over Former Embraer in favor of all Embraer shareholders. As of the implementation of the merger, Cia. Bozano, PREVI and SISTEL no longer have the ability to control the outcome of matters submitted to a vote of Embraer shareholders. Our bylaws prohibit any shareholder or group of shareholders from exercising voting control over us.

Golden Share

     The golden share is held by the Federative Republic of Brazil. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

  change of our name and corporate purpose;
  amendment and/or application of our logo;
  creation and/or alteration of military programs (whether or not involving Brazil);
  development of third party skills’ in technology for military programs;
  discontinuance of the supply of spare parts and replacement parts for military aircraft;
  transfer of our control;
  any amendments to the list of corporate actions over which the Golden Share carries veto rights, including the right of the Brazilian Government to appoint one member and alternate to our Board of Directors and the right of our employees to appoint two members and their respective alternates to our Board of Directors, and to the rights conferred to the Golden Share; and

  changes to certain provisions of our bylaws pertaining to voting restrictions, rights of the Golden Share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.

     The matters listed above are subject to prior approval by our Board of Directors and the approval within 30 days of the Brazilian Government, as holder of the Golden Share. Such matters are also subject to prior notice to the Brazilian Ministry of Finance. In the absence of the approval of the Brazilian Government within the 30-day period, the matter will be deemed to have been approved by our Board of Directors.

7B. Related Party Transactions

     We have engaged in a number of transactions with our subsidiaries and the Brazilian government, as described below.

Brazilian Government

     The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2003, 2004 and 2005, the Brazilian government accounted for approximately 4.4%, 7.1% and 6.2% of our net sales, respectively. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense and Government Business.”

          The Brazilian government plays a key role as:

  a source for research and development debt financing through technology development institutions such as FINEP and BNDES; and
  an export support agency through BNDES.

     See “Item 4B. Business Overview—Aircraft Financing Arrangements,” “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft” and “Item 3D. Risk Factors—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.”

     We maintained credit facilities with BNDES and FINEP, primarily to fund development costs of the ERJ 145 and AL-X, that were fully repaid in 2005. Our subsidiaries maintain credit facilities with BNDES in the total amount of US$9.6 million outstanding at December 31, 2005, of which US$3.3 million is currently in short-term. We also maintain a credit facility with FINEP in the total amount of US$7.7 million outstanding at December 31, 2005. The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively. In addition to the long-term facilities our subsidiaries maintain with BNDES, in December 2005 we negotiated with BNDES a short-term pre-export credit financing for an amount up to US$200 million, of which US$201.3 million was outstanding as of December 31, 2005, including principal and interest accrued.

     The Brazilian government has been an important source of export financing for our customers through the BNDES-exim program, administered by BNDES.

     Banco do Brasil S.A., which is owned by the Brazilian government, administers the ProEx program, which enables some of our customers to receive the benefit of interest equalization. We have also entered into numerous financing transactions with Banco do Brasil S.A. and its affiliates. At December 31, 2003, 2004 and 2005, we maintained cash investments of US$534.0 million, US$688.0 million and US$464.3 million, respectively, with Banco do Brasil S.A. and several of its affiliates. We also had outstanding borrowings from

Banco do Brasil S.A. and several of its affiliates, which at December 31, 2003, 2004 and 2005 equaled US$375.2 million, US$382.1 million and US$380.6 million, respectively.

European Aerospace and Defense Group

     We have also entered into commercial transactions with the European Aerospace and Defense Group for the purchase of certain equipment and services in the ordinary course of our business in the total amount of US$14.5 million in 2003, US$3.7 million in 2004 and US$2.2 million in 2005.

     As a result of the merger of Former Embraer with and into Embraer approved on March 31, 2006, and the consequent termination of the shareholders’ agreement among our former controlling shareholders, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors and is no longer recognized as a group for voting purposes. See “Item 4A. History and Development of the Company—Strategic Alliance and Growth Opportunities—Strategic Alliance with European Aerospace and Defense Group.”

     See Note 30 to our consolidated financial statements for more information regarding related party transactions.

7C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

     See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     We have some individual labor lawsuits, several of which have already been settled, but we are awaiting the decision of the Brazilian labor courts on others. We do not believe that any liabilities related to these individual lawsuits would have a material adverse effect on our financial condition or results of operations.

     We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges in order to obtain writs of mandamus or injunctions to avoid payments or recover past payments. Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of December 31, 2005, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$534.2 million, which is included as a liability (taxes and payroll charges) on our balance sheet. See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 18 to our consolidated financial statements for a further discussion of these challenges.

     In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business. Our management does not believe that any of these other proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 18 to our consolidated financial statements for a further discussion of our legal proceedings.

Dividends and Dividend Policy

Amounts Available for Distribution

     At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

  the legal reserve;
  a contingency reserve for anticipated losses; and
  an unrealized revenue reserve.

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2005, the balance of our legal reserve was US$126.7 million, which was equal to 10.7% of our paid-in capital at December 31, 2005.

     The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

  the legal reserve;
  the investment and working capital reserve;
  retained earnings; and
  the contingency reserve for anticipated losses,

such excess may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

  price-level restatement of balance sheet accounts;
  the share of equity earnings of affiliated companies; and
  profits from installment sales to be received after the end of the next succeeding fiscal year.

     According to our bylaws and subject to shareholder approval, our Board of Directors may allocate up to 75% of our adjusted net income to an investment and working capital reserve. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

  in the deduction of accumulated losses, whenever necessary;
  in the distribution of dividends, at any time;
  in the redemption, withdrawal, purchase or open market repurchase of shares, as authorized by law; and
  to increase our capital, including by means of an issuance of new shares.

      The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law method.

Mandatory Distribution

     The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our bylaws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company, such as Embraer, to suspend the mandatory distribution of dividends if the Board of Directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the Board of Directors shall file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

     We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

     The Brazilian Corporate Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our bylaws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided the mandatory dividend has already been distributed to the shareholders. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our Board of Directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, such dividends cannot exceed the amount of capital reserves.

     In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs will be held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our shares. Our current registrar is Banco Itaú. The depositary electronically registered the common shares underlying our ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10E. Taxation—Material Brazilian Tax Consequences.”

History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity

     We did not pay dividends from 1988 through 1997 because we did not have net profits for any year during that period. On January 16, 1998, we reduced our capital in order to offset our accumulated deficit. As a result, we were then able to distribute profits achieved in 1998.

     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on net worth to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP and cannot exceed the greater of:

  50% of net income (after taking into account the provisions for the Contribuição Social Sobre o Lucro Líquido, or Social Contribution on Net Profits, or CSLL, but before taking into account such distribution and any deductions for income taxes) for the period in respect of which the payment is made; or
  50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

     Distribution of interest on net worth may also be accounted for as a tax-deductible expense. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven. See “Item 10E. Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on net worth, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on net worth, is at least equal to the mandatory distributable amount. When we distribute interest on net worth, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

     The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders.

Date of approval	Period in which profits were generated	Total amount of Distribution

		(R$ in millions)	(US$ in millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004 (2)	Second quarter of 2004	160.0	51.5
September 20, 2004 (2)	Third quarter of 2004	160.0	55.9
December 17, 2004 (2)	Fourth quarter of 2004	164.1	61.8
March 11, 2005 (2)	First quarter of 2005	106.5	39.9
June 3, 2005 (2)	Second quarter of 2005	110.8	47.1
September 16, 2005 (2)	Third quarter of 2005	113.5	51.0
December 19, 2005 (2)	Fourth quarter of 2005	112.9	48.2
_____________________
(1)	Represents dividend payments.
(2)	Represents interest on shareholders’ equity.
(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which the dividends were approved.

     Further, on June 12, 2006, our Board of Directors approved the payment of interest on shareholders’ equity for the first half of 2006, in the total amount of R$114.4 million, which translated using the exchange rate on June 12, 2006, is equivalent to US$50.4 million.

     We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our bylaws. Our Board of Directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is to our benefit to distribute interest on shareholders’ equity.

8B. Significant Changes

     No significant changes or events have occurred after the close of the balance sheet date at December 31, 2005, other than the events already described in this annual report.

     For a summary of our announced unaudited financial results for the first quarter of 2006, see “Item 5A. Operating Results—Recent Developments.”

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

     Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.” In addition, our common shares are traded on the São Paulo Stock Exchange under the symbol “EMBR3.” Each ADS represents four common shares.

     The reported high and low closing sale prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table. Trading prices for the ADSs until June 2, 2006 are for the Former Embraer ADSs, each of which represented four preferred shares of Former Embraer. Our ADSs began trading on the NYSE on June 5, 2006, with each ADS representing four common shares issued by us.

	Price in U.S. dollars
	per ADS

	High	Low

2001:
Year end	45.50	11.45
2002:
Year end	25.01	12.85
2003:
Year end	35.45	9.15
2004:
First quarter	36.81	28.11
Second quarter	32.57	23.28
Third quarter	29.62	25.33
Fourth quarter	33.66	24.18
Year end	36.81	23.28
2005:
First quarter	35.00	29.70
Second quarter	33.95	28.71
Third quarter	39.00	30.37
Fourth quarter	41.78	36.20
Year end	41.78	28.71
2006:
First quarter	41.63	37.00
Second quarter (through June 27)	39.05	31.99
Month ended:
January 31, 2006	41.63	38.74
February 28, 2006	40.40	37.00
March 31, 2006	40.88	36.85
April 30, 2006	39.05	36.03
May 31, 2006	38.69	31.99
June 30, 2006 (through June 27)	35.30	32.75

     The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for the Former Embraer preferred shares on the São Paulo Stock Exchange. The Former Embraer preferred shares were cancelled on June 5, 2006, date on which the Embraer common shares began trading on the São Paulo Stock Exchange.

	Nominal reais per
	preferred share

	High	Low

2001:
Year end	25.45	7.65
2002:
Year end	15.30	11.20
2003:
Year end	25.70	8.10
2004:
First quarter	26.43	20.30
Second quarter	23.50	18.30
Third quarter	22.20	18.20
Fourth quarter	22.50	17.10
Year end	26.43	17.10
2005:
First quarter	23.30	19.80
Second quarter	20.75	17.90
Third quarter	22.19	18.50
Fourth quarter	23.73	20.12
Year end	23.73	17.90
2006:
First quarter	23.68	19.86
Second quarter (through June 2)	20.50	18.55
Month ended:
January 31, 2006	23.68	21.55
February 28, 2006	22.51	19.90
March 31, 2006	21.86	19.86
April 30, 2006	20.50	19.20
May 31, 2006	20.17	18.55
June 30, 2006 (through June 2)	19.70	19.55

     The table below set forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the Former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per
	common share

	High	Low

2001:
Year end	16.90	5.81
2002:
Year end	14.00	9.82
2003:
Year end	19.30	7.00
2004:
First quarter	20.30	16.10
Second quarter	18.69	13.00
Third quarter	16.60	13.30
Fourth quarter	16.13	12.31
Year end	20.30	12.31

	Nominal reais per
	common share

	High	Low

2005:
First quarter	17.90	14.40
Second quarter	16.00	13.50
Third quarter	16.50	14.18
Fourth quarter	18.50	14.90
Year end	18.50	13.50
2006:
First quarter	22.90	17.41
Second quarter (through June 27)	20.54	18.38
Month ended:
January 31, 2006	22.90	17.41
February 28, 2006	21.70	19.08
March 31, 2006	21.75	19.52
April 30, 2006	20.54	19.12
May 31, 2006	19.90	19.10
June 30 (through June 27)	19.70	18.38

     On June 27, 2006, we had 22,254 holders, either directly or through ADSs, of common shares. On June 27, 2006, an aggregate of 299,608,040 common shares were held, either directly or through ADSs, by 168 record holders, including DTC, in the United States.

     On June 27, 2006, the closing sale price for our common shares on the São Paulo Stock Exchange was R$19.00 which is equivalent to US$8.51 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$34.06. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

9B. Plan of Distribution

     Not applicable.

9C. Markets

Trading on the São Paulo Stock Exchange

     In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     The common shares are listed and traded on the Novo Mercado segment of the São Paulo Stock Exchange. Trades in our common shares on the São Paulo Stock Exchange settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of the CBLC—Companhia Brasileira de Liquidação e Custódia, the clearinghouse for the São Paulo Stock Exchange, which maintains accounts for member brokerage firms.

     In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

     The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$1.1 trillion, equivalent to US$482.1 billion at December 31, 2005. In comparison, the NYSE had a market capitalization of approximately US$21.4 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At June 27, 2006, we accounted for approximately 1.4% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

     There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2005, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51.5% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 10.4% of the total market capitalization of all listed companies.

     Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.

Novo Mercado Corporate Governance Practices

     In 2000, the São Paulo Stock Exchange introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and the New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the São Paulo Stock Exchange, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies, including regarding contracts with related parties, material contracts and transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (e) submit any existing shareholders’ agreements and stock option plans to the São Paulo Stock Exchange, and (f) make a schedule of corporate events available to shareholders.

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share of controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which 20% must be independent directors, with a term limited to two years, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the São Paulo Stock Exchange Arbitration Chamber for resolution of disputes between the company and its investors.

     To be listed on the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares. Our shares are listed on the Novo Mercado segment.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

     Under the Brazilian Corporate Law, a corporation is either public (companhia aberta), like us, or closely held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are listed and traded on the Novo Mercado segment of the São Paulo Stock Exchange and may be traded privately subject to limitations.

     We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange.

     Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs have obtained an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common shares, or distributions relating to the common shares, unless the holder obtains a new electronic certificate of registration or registers its investment in the common shares under Resolution No. 2,689.

Disclosure Requirements

     Pursuant to CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies.

     These requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;
  specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

  oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
  require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;
  require the acquiror of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
  establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and
  restrict the use of insider information.

9D. Selling Shareholders

     Not applicable.

9E. Dilution

     Not applicable.

9F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. Share Capital

     Not applicable.

10B. Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock, and a brief summary of certain significant provisions of our bylaws, the Brazilian Corporate Law, the relevant rules and regulations of the CVM, and the relevant rules of the Novo Mercado applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law.

Corporate Purposes

     We are a joint stock company with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and the Brazilian Corporate Law. Our corporate purpose, as stated in our bylaws, is to (1) design, manufacture and market aircraft and aerospace materials and their respective accessories, components and equipment in accordance with the highest technology and quality standards, (2) promote and carry out technical activities related to the production and maintenance of aerospace materials, (3) contribute towards the education of technical personnel required for the aerospace industry and (4) conduct technological, industrial and commercial activities and services related to the aerospace industry.

Description of Capital Stock

General

     At December 31, 2005, our capital stock consisted of a total of 721,832,057 outstanding shares, without par value, of which 242,544,448 were common shares, including one special class of common share known as the

“golden share,” held by the Brazilian government, and 479,287,609 were preferred shares. As a result of the merger of Former Embraer with and into Embraer approved on March 31, 2006 and the consequent share exchange and after considering the subsequent issuance of common shares upon the exercise of stock options granted, as of June 27, 2006, our capital stock consisted of a total of 738,699,207 outstanding common shares, without par value, including one special class of common share known as the “golden share,” held by the Brazilian government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts.

Common Shares

     Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Pursuant to our bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights For a discussion of the limitations on voting rights of certain shareholders, see “Item 7A. Major Shareholders—Voting Rights—Voting Rights of the Common Share —Limitations on the Voting Rights of Certain Holders of Common Shares” and “Item 7A. Major Shareholders—Voting Rights—Voting Rights of the Common Share——Limitation on the Voting Rights of Non-Brazilian Shareholders.”

     The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo, the official government publication of the State of São Paulo, and in a newspaper of general circulation in the city in which our principal place of business is located, currently the ValeParaibano in São José dos Campos, at least 30 days prior to the meeting , and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Gazeta Mercantil. The quorum to hold general meetings of our shareholders at first call is the presence of shareholders representing 35% of the common shares; at second call the meetings can be held with the presence of shareholders representing 25% of the common shares; and at third call the meeting can be held with the presence of any number of shareholders.

     According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. See “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends on our shares. In addition, upon any liquidation of the company, the common shares are entitled to return of capital in proportion to their share of our net worth.

     According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

  the right to participate in the distribution of profits;
  the right to participate equally and proportionally in any remaining residual assets in the event of liquidation of the company;
  preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “Item 10D. Exchange Controls— Preemptive Rights”;
  the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and
  the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “Item 10D. Exchange Controls—Redemption and Right of Withdrawal.”

Golden Share

     The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “Item 7A. Major Shareholders—Voting Rights—Golden Share.”

Disclosure of Significant Interest

     Brazilian Requirements

     Brazilian law and our bylaws provide that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the acquisition of shares that, together with those already held by them, exceed 5% of our capital stock. A violation of this disclosure obligation could result in the suspension of rights, including voting rights, by a resolution of shareholders at a shareholders’ meeting.

     Certain U.S. Legal Requirements

     In addition, the U.S. Exchange Act imposes reporting requirements on shareholders or groups of shareholders who acquire beneficial ownership (as such term is defined under Rule 13d-3 of the U.S. Exchange Act) of more than 5% of our common shares. In general, such shareholders must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under the U.S. Exchange Act. This information is also required to be sent to us and to each U.S. securities exchange on which our common shares are traded. Shareholders should consult with their own legal advisor regarding their reporting obligations under the U. S. Exchange Act.

Form and Transfer

     As our shares are in registered book-entry form, the transfer of shares is governed by the rules of Article 35 of the Brazilian Corporate Law. This Article provides that a transfer of shares is effected by an entry made by Banco Itaú S.A., also known as the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú also performs all the services of safe-keeping and transfer of shares and related services for us.

     Transfers of shares by a non-Brazilian shareholder are made in the same way and executed by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

     The São Paulo Stock Exchange operates as a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the São Paulo Stock Exchange (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the São Paulo Stock Exchange). The fact that those shares are held in the custody of the São Paulo Stock Exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the São Paulo Stock Exchange and will be treated in the same way as registered shareholders.

Board of Directors

     Under the Brazilian Corporate Law, the members of a company’s board of directors must be shareholders of the company. There is no requirement as to the number of shares an individual must own in order to act as a member of the Board of Directors.

     According to the Brazilian Corporate Law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

     Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies. Our Board of Directors is responsible for dividing such remuneration among the members of management. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

     With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds, either in the form of bonds, notes, commercial papers or other instruments of regular use in the market. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers, (ii) one officer and one attorney-in-fact, or (iii) two attorneys-in-fact.

     There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

     For a discussion of our Board of Directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices.”

Election of Board of Directors

     The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

     Any shareholder has a right to propose and submit other slates of members for election to the Board of Directors, other than the slate of members provided according to our bylaws. Our bylaws also contain a provision whereby a shareholder that intends to appoint one or more members of the Board of Directors, other than the current members of the Board of Directors, must notify the company in writing at least ten days prior to the general meeting at which the members of the Board of Directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose receipt and the contents of such notification (i) immediately, electronically, to the CVM and the São Paulo Stock Exchange and (ii) through a press release to our shareholders that must also be available on our website, within at least eight days before the date of the general meeting.

     Alternatively, the election of members of the Board of Directors may be conducted under a system of cumulative voting. According to the regulations of the CVM and to our bylaws, adoption of a resolution for cumulative voting depends on a written request by shareholders representing at least 5% of our capital stock, submitted at least 48 hours in advance of the time for which the general shareholders’ meeting has been called. Under the cumulative voting system, each share is entitled to the same number of votes as the number of board members to be elected (subject to the restriction on shareholders holding greater than 5% of the common shares and restrictions on non-Brazilian shareholders), and each shareholder is entitled to concentrate votes in just one member or to distribute the votes among more than one or all of the members. Any vacant offices not filled due to a tie in the voting will be subject to a new vote, under the same process.

Mechanism to Promote Dispersed Ownership of Our Shares

     Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, such Shareholder must submit a request to the Brazilian Government, through the Ministry of Finance, to make a public tender offer to acquire all of our capital stock. The Brazilian

Government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian Government provides its opinion on the public offer. If the request is accepted by the Brazilian Government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the São Paulo Stock Exchange regulations and the provisions of our bylaws. If the request is denied by the Brazilian Government the Acquiring Shareholder must sell all shares such Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares held by it, if a resolution to such effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our bylaws as, for example, cancellation of our common shares held in treasury.

     The public tender offer must be (i) directed to all of our shareholders, (ii) made through an auction to take place on the São Paulo Stock Exchange, (iii) launched at a set price calculated in accordance with the procedure set forth below, (iv) paid upfront, in Brazilian currency, (v) made so as to assure equal treatment to all shareholders, (vi) irrevocable and not subject to any changes after publication of the bidding offer, and (vii) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.

     The price to be offered for the shares in such public tender offer shall be calculated as follows:

  Tender Offer Price = Value of the Share + Premium,

     where:

  “Tender Offer Price” corresponds to the acquisition price for each share issued by us in the public offering of shares provided hereunder.
  “Value of the Share” corresponds to the greater of:
(i)	the highest unit quotation obtained for the shares issued by us during the 12- month period prior to the tender offer among values recorded on any stock exchange on which the shares were traded;

(ii)	the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by us;

(iii)	the amount equivalent to 14.5 times our Consolidated Average EBITDA, as defined below, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us; or

(iv)	the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by the latter, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

  Premium” corresponds to 50% of the Value of the Share.

                    “Consolidated EBITDA” is our consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the audited restated statements for our most recent complete fiscal year.

                    “Average Consolidated EBITDA” is the arithmetic average of our consolidated EBITDAs for the two most recent complete fiscal years.

     The launch of a public tender offer does not preclude us or any of our shareholders from launching a competing public tender offer, in accordance with applicable regulations.

Arbitration

     Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to the member of the Board of Directors elected by the Brazilian Government or to a dispute or controversy deriving from the Golden Share.

Going Private Process

     We may become a private company only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares subject to prior approval of the public offer by the Brazilian Government, as holder of the Golden Share, and in accordance with the rules and regulations of the Brazilian Corporate Law and the CVM regulations and rules of the Novo Mercado, if applicable. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

     The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our Board of Directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.

     Shareholders holding at least 10% of our outstanding shares may require our management to call a special meeting of our shareholders to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price. If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total capital stock or by a shareholder that is not a member of a group of shareholders (as defined in its bylaws), we must conduct the public tender offer, within the limits imposed by law. In this case, we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

Delisting from the Novo Mercado

     At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that at least 30 days’ written notice is given to the São Paulo Stock Exchange. The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

     If we delist from the Novo Mercado, by decision taken at a shareholders’ meeting, any controlling shareholder or group of controlling shareholders at the time, if any, must conduct a public offering for the acquisition of our outstanding shares, within a period of 90 days if we delist in order for its shares to be tradable outside the Novo Mercado, or within a period of 120 days if we delist as a result of a corporate reorganization in which the surviving company is not listed on the Novo Mercado. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our Board of Directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder or group of shareholders at the time, if any, its partners and dependents included in our income tax statement, should the controlling shareholder be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder.

     If we are subject to widespread control at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such deliberation must conduct a public tender offer for the acquisition of our shares.

     Pursuant to our bylaws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado Regulations. In this case, the Chairman of the Board of Directors must call a shareholders’ meeting, within two days of the determination by the São Paulo Stock Exchange, in order to replace all members of our Board of Directors. If the Chairman of the Board of Directors does not call the shareholders’ meeting, any shareholder may do so. The new Board of Directors will be responsible for the compliance with the requirements that resulted in the delisting.

     Additionally, if we are delisted from the Novo Mercado (i) because a decision taken at a general meeting of our shareholders resulted in non-compliance with the Novo Mercado Regulations, the public tender offer must be conducted by the shareholders that voted in favor of the deliberation, or (ii) as a result of our non-compliance with the Novo Mercado Regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

     According to the Novo Mercado Regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

     If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after our delisting from the Novo Mercado.

     According to the Novo Mercado Regulations, the São Paulo Stock Exchange may issue complementary rules to regulate the public offering in the event of delisting in case a company has dispersed ownership.

Changes to the Brazilian Corporate Law

     The Brazilian Congress enacted Law No. 10,303 on October 31, 2001, which modified several provisions of the Brazilian Corporate Law and became effective with respect to us in March 2002. According to this law, preferred shareholders who own at least 10% of the total share capital of a company and common shareholders who own at least 15% of the total common shares of a company are each are entitled to elect, in a separate election, a representative to the Board of Directors. If preferred shareholders and common shareholders cannot separately achieve the 10% and 15% levels, respectively, preferred shareholders and common shareholders who together own at least 10% of the total share capital of a company will be entitled to elect, in a separate election, a representative to the Board of Directors. However, according to our bylaws, this provision does not apply to us as long as we are subject to widespread control. Law 10,303 also modified the minimum rights attributed to preferred shares, appraisal rights, share redemption procedures and requirements for the disclosure of trades by insiders.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our CEO of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company, which independence must be affirmatively determined by the board of directors. Likewise, the Novo Mercado Regulations requires that at least 20% of the members of the board of directors of a company listed on the Novo Mercado segment of the São Paulo Stock Exchange be independent. Independence of board members in accordance with the Novo Mercado Regulations is defined by criteria similar to those set forth in the NYSE rules. However, under the Novo Mercado Regulations and Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board.

     With the exception of Mr. Mauricio Novis Botelho (our CEO), Mr. Neimar Dieguez Barreiro (the representative of the Brazilian government, through the government’s ownership of the “golden share”) and Messrs. Paulo Cesar de Souza Lucas and Claudemir Marques de Almeida (both representatives of our employees), all the current members of our Board of Directors elected at the shareholders’ meeting held on March 31, 2006 have declared that they are independent for purposes of the Novo Mercado Regulations. While our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Regulations, our Board of Directors has not determined whether our directors are considered independent under the NYSE test for director independence.

     The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Our transition Board of Directors is composed of 11 members, including (i) one member appointed by each of our former controlling shareholders, (ii) one member appointed by the Brazilian government, as holder of the “golden share,” (iii) our CEO, and (iv) two members appointed by our employees.

     Beginning after the annual general meeting of our shareholder in 2009 to approve our financial statements for the fiscal year ended December 31, 2008, our Board of Directors will be appointed for two-year terms by our shareholders and there will only be three permanent members on the Board of Directors: (i) one to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two to be appointed by our employees. The remaining eight directors will be elected in accordance with the slate voting and cumulative voting rules contained in our bylaws. See “Item 7A. Major Shareholders—Board of Directors” and “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Election of Board of Directors.”

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Maurício Novis Botelho, our president and CEO, is a member of our transition Board of Directors. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. Pursuant to our bylaws, the members of our transition Board of Directors were appointed by our former controlling shareholders, the Brazilian government and our employees, as described above in “—Majority of Independent Directors.” The directors are then elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

Compensation Committee

     NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The Board of Directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our CEO. Maurício Novis Botelho, our CEO and member of our transition Board of Directors, typically excuses himself from discussions regarding his performance and compensation.

     In April 2004, our Board of Directors established an Advisory Committee with a term of 18 months with the task of reviewing the company’s policies regarding the compensation and profit sharing for our executive officers and making recommendations for the revision of such policies. The Committee completed its review by April 2005. As it was a temporary committee, it did not operate pursuant to a written charter. For a further discussion of our Advisory Committee, see “Item 6C. Board Practices—Advisory and Executive Committee.”

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent Conselho Fiscal that consists of five members and five alternates and which has ordinary meetings at least every two months. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under

Brazilian Corporate Law. For a further discussion of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. In addition to being subject to the Novo Mercado Regulations that include rules on corporate governance, we have not adopted any formal corporate governance guidelines. We have adopted and observe a disclosure policy, our Policy on Publicizing Acts or Relevant Facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, our Policy on Securities Transactions, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in April 2004, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16B. Code of Ethics.”

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit function is the responsibility of our risk and internal controls office, under the supervision of the Chief Financial Officer, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

10C. Material Contracts

Merger Agreement related to Merger of Former Embraer with and into Embraer

     On January 19, 2006, Embraer entered into a Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., or Merger Agreement, with Former Embraer in connection with the merger of Former Embraer with and into Embraer. The Merger Agreement was approved by the shareholders of both Embraer and Former Embraer at their respective shareholders’ meetings held on March 31, 2006 and the merger of Former Embraer with and into Embraer was effective as of April 1, 2006. The Merger Agreement provided for, among other things, the conditions for the merger, the valuation and exchange ratio for the exchange of Former Embraer shares and ADSs for Embraer shares and ADSs, the capital increase of Embraer as a result of the merger, the renaming of Embraer and the changes made to Embraer’s bylaws as a result of the merger.

Joint Venture with Liebherr International AG

     We entered into a joint venture with Liebherr International AG to develop and manufacture landing gear and high precision hydraulic equipment and provide related services for Embraer and other clients around the world. In connection with this joint venture, we formed a subsidiary, ELEB, to which we transferred all of our landing gear manufacturing activities, the employees and some liabilities related to those activities on December 1, 1999. On May 22, 2000, Liebherr International AG, acting in coordination with its subsidiary, Liebherr Aerospace Lindenberg GmbH, and through its Brazilian affiliate, purchased 40% of the capital stock of ELEB. Liebherr-Aerospace SAS is our risk-sharing partner responsible for designing, developing and manufacturing the landing gear assemblies for the new EMBRAER 170/190 jet family.

10D. Exchange Controls

     There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

     Pursuant to Brazilian law, investors may invest in the common shares under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

     Pursuant to the rules, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the CVM; and (4) register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

     Under Resolution No. 2,689, foreign investors registered with the CVM may buy and sell shares on the São Paulo Stock Exchange without obtaining a separate certificate of registration for each transaction. Investors under these regulations are also generally entitled to favorable tax treatment.

     Annex V to Resolution No. 1,289, as amended, of the National Monetary Council, also known as the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

     In connection with the equity offerings of our common shares, an electronic registration was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Central Bank Information System-SISBACEN. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of common shares who applies for and obtains a new certificate of registration, that holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the common shares. In addition, if the foreign investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

     See “Item 3D. Risk Factors—Risks Relating to the Common Shares and the ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Taxation—Material Brazilian Tax Consequences.”

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares in the event of any capital increase, or securities convertible into shares, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to the Brazilian Corporate Law and our bylaws, the Board of Directors may, in its discretion, eliminate the preemptive rights of the shareholders in the event that we issue shares, debentures convertible into shares, or subscription warrants that will be offered either through a stock exchange or in a public offering, or through an exchange of shares in a public offering, the purpose of which is to acquire control of another company, as established by law.

     In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. See “Item 3D. Risk Factors—Risks Relating to the Common Shares and the ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.” We are not obligated to file such registration statement.

Redemption and Right of Withdrawal

     According to our bylaws, our common shares will not be redeemable.

     The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us to:

  reduce the mandatory distribution of dividends;
  change our corporate purpose;
  merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;
  transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such other company, known as incorporação de ações;
  acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;
  participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or

  conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

     In addition, in the event that the entity resulting from a merger, incorporação de ações, as described above, or a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting shareholders may also exercise their right of withdrawal.

     The Brazilian Corporate Law contains provisions that restrict withdrawal rights and allow companies to redeem their shares at their economic value, subject to certain requirements. As our bylaws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

     According to the Brazilian Corporate Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

10E. Taxation

     The following discussion, subject to the limitations set forth below, describes material Brazilian and United States tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.

     Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Material Brazilian Tax Consequences

     General. The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not considered domiciled in Brazil, (“non-Brazilian holder”), for purposes of Brazilian taxation.

     Taxation of Dividends. Dividends, including stock dividends and other dividends paid in property, paid by us to the depositary in respect of the ADSs, or to a non-Brazilian holder in respect of the common shares, are currently not subject to income withholding tax, provided that they are paid out of profits generated as of January 1, 1996 (or out of reserves derived therefrom). We do not have retained earnings generated prior to January 1, 1996 (or reserves out of such earnings).

     Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil, by a non-Brazilian holder, whether to another non-Brazilian holder or to a Brazilian holder, may be subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding ADSs, although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/03, considering the general and unclear scope of this law and the lack of any judicial court rulings in respect thereto, we are unable to predict whether our belief will ultimately prevail in the courts of Brazil. Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident in Brazil (or even to non-Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable.

     As a general rule, gains assessed are the positive difference between the amount in reais realized on the sale or exchange of a security and its acquisition cost measured in reais (without correction for inflation).

     The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above and the corresponding acquisition cost, will be considered a capital gain. Such taxation is not applicable in case of non-Brazilian holders registered under Resolution No. 2,689 (“2,689 holder”) that are located in a tax haven country or jurisdiction, which is defined as the jurisdiction that does not impose any income tax or which imposes such tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholders’ composition or the ownership of the investment (“tax haven holder”) . The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

     Gains assessed on the disposition of the common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

  are exempt from income tax when assessed by a non-Brazilian holder that is a 2,689 holder and is not a tax haven holder ; or
  are subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder; or (ii) is a 2,689 holder but a tax haven holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the common shares that are not carried out on Brazilian stock exchanges are subject to income tax at a rate of 15%, except for tax haven holders, which, in this case, are subject to income tax at a rate of 25%. In case the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset with the eventual income tax due on the capital gain.

     In the case of redemption of or capital reduction with payment in common shares or ADSs, the positive difference in reais between the amount effectively received by the non-Brazilian holder and the acquisition cost of the securities redeemed or returned, is treated as capital gain derived from sale or exchange of common shares not carried out in a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

     Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

     Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to non-Brazilian holders of ADSs or common shares, is subject to Brazilian withholding tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of non-Brazilian residents that are tax haven holders, the applicable rate for income tax is 25%. The Brazilian Corporation Law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In the event that the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the minimum mandatory dividend. The distribution of interest attributed to shareholders’ equity would be proposed by our Board of Directors and subject to subsequent declaration by the shareholders at a general meeting.

     Taxation on Foreign Exchange Transactions (“IOF/Câmbio”). Pursuant to Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in common shares or the ADSs and those under Resolution No. 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to IOF/Câmbio, the rate of which is currently 0% for most cases. However, the Minister of Finance has the power to increase the IOF/Câmbio rate at any time to a maximum of 25%, but only in relation to future exchange transactions.

     Taxation on Bonds and Securities Transactions (“IOF/Títulos”). IOF/Títulos may be imposed on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently 0% for transactions involving common shares and ADSs, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

     Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil within such state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

     Transactions on Bank Accounts. As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to bank accounts at a rate of 0.38% . Therefore, transactions by the depositary or by holders of common shares that involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. Currently, the funds transferred to Brazil to acquire shares on Brazilian stock exchanges and the remittance abroad of the proceeds earned on the disposition of common shares in Brazil are exempted from the CPMF. In addition, according to Article 4 of Provisory Measure No. 281, of February 15, 2006, which is currently in effect, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on a Brazilian stock exchange. In order for the effects of this Provisory Measure to become permanent it must converted into law, with due observance of the legal procedures applicable thereto. As of the date of this annual report, the sanction by the president of Brazil is pending to convert the Provisory Measure into law.

Material U.S. Federal Income Tax Consequences

     The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) in owning and disposing of Embraer common shares and ADSs. The discussion is only applicable to U.S. Holders that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law (including, but not limited to, banks, tax-exempt organizations, insurance companies and dealers in securities or foreign currency, partnerships or other pass-through entities, holders who have a functional currency other than the U.S. dollar, holders that hold Embraer common shares or ADSs as part of a hedge, straddle or conversion transaction, holders that own directly, indirectly, or constructively, 10% of more of the total combined voting power of the stock in Embraer and holders who acquired shares pursuant to the exercise of an employee stock option or otherwise as compensation).

     In addition, except as otherwise specifically provided above, there is no discussion of state, local, or non-U.S. tax consequences of the ownership of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

     Shareholders are urged to consult their own independent tax advisors concerning the U.S. federal income tax consequences of the ownership of Embraer common shares and ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     If a partnership holds Embraer common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding such common shares or ADSs is urged to consult its tax advisors regarding the consequences of the ownership of Embraer common shares or ADSs.

     In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of the underlying Embraer common shares that are represented by such ADS. Deposits or withdrawals of underlying shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

Distributions on Embraer Common Shares or ADSs

     Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend under Section 301 of the Code, to the extent paid out of current or accumulated earnings and profits of Embraer and its predecessor as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain.

     As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes under Section 316 of the Code.

     Dividends paid by Embraer will not be eligible for the dividends received deduction allowed to corporations under the Code.

     The amount of any dividend paid in reais will equal the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

     Pursuant to Section 901 of the Code, a U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including those discussed in Section 904 of the Code), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

     Distributions of additional Embraer common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all shareholders of Embraer generally will not be subject to U.S. federal income tax.

     Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to the Embraer common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (i) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (ii) neither Embraer nor its predecessor was in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company or “PFIC”. Under current guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the Embraer ADSs will be or remain readily tradable under future guidance. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own tax advisors.

     Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that neither it nor its predecessor was a PFIC for United States federal income tax purposes with respect to its 2005 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2006 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

     The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether Embraer will be able to comply with them. U.S. Holders of Embraer common shares and ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Sale, Exchange or Other Taxable Disposition of Embraer Common Shares or ADSs

     Subject to the discussion below under “—Passive Foreign Investment Company Rules” for U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Embraer common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in United States dollars) in the Embraer common shares or ADSs. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Embraer common shares or ADSs have a holding period of more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, U.S. Holders who do not have significant foreign source income might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. You are urged to consult your own tax advisor regarding the application of the foreign tax credit rules to your particular circumstances.

Passive Foreign Investment Company Rules

     If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for its 2006 taxable year.

     Any U.S. Holder who owns Embraer common shares or ADSs during any taxable year that Embraer is a PFIC would be required to file IRS Form 8621. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

     In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS.

10F. Dividends and Paying Agents

     Not applicable.

10G. Statements by Experts

     Not applicable.

10H. Documents on Display

     We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at their website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Av. Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil.

10I. Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, primarily related to potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include the monitoring of our levels of exposure to each market risk, including an analysis based on forecast of future cash flows, the funding of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. We may also use derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk. The following sections address the significant market risks associated with our financial activities.

Interest Rate Risk

     Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

     Our short- and long-term debt obligations totaled US$1,553.4 million at December 31, 2005 and were denominated in U.S. dollars, Brazilian reais, Japanese yen and Euro. Of the total amount of debt denominated in U.S. dollars, US$ 1,272.9 million, approximately US$611.7 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of the US$223.8 of our Brazilian reais-denominated debt at December 31, 2005, US$218.0 million, bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 9.75% per annum at December 31, 2005. We also maintain subsidiary lines of credit in an amount of US$5.8 million which bears interest at a variable rate of 115% of the CDI, the interbank deposit rate in Brazil. The US$31.4 million Japanese yen-denominated debt was indexed to the Japanese interbank deposit rate, or JIBOR. In addition, all of our Euro-denominated debt, totaling US$25.6 million, was fixed rate.

     The table below provides information about our short- and long-term debt obligations as of December 31, 2005 that are sensitive to changes in interest rates and foreign currency exchange rates.

			Outstanding Amount By Year of Maturity

	Weighted
	Average	Total
	Interest	Outstanding								Total Fair
	Rate 2005	Amount	2006	2007	2008	2009	2010	2011	Thereafter	Value

					(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	7.12%	US$76,689	US$76,689	-	-	-	-	-	-	US$73,658
U.S. dollars (fixed rate)	5.91%	160,804	160,804	-	-	-	-	-	-	164,064
Reais (TJLP indexed)	12.02%	204,398	204,398	-	-	-	-	-	-	217,483
Reais (CDI indexed)	22.19%	30	30	-	-	-	-	-	-	36
Euro (fixed rate)	3.67%	1,939	1,939	-	-	-	-	-	-	1,920
Yen (Jibor indexed)	1.17%	31,443	31,443	-	-	-	-	-	-	30,667
Total short-term debt		US$475,305	US$475,305	-	-	-	-	-	-	US$ 487,828

Long Term Debt
U.S. dollars (LIBOR indexed)	7.12%	US$584,245	-	US$142,660	US$134,637	US$128,505	US$59,056	US$72,722	US$46,665	US$562,587
U.S. dollars (fixed rate)	5.91%	450,922	-	160,171	164,517	65,906	60,328	-	-	464,739
Reais (TJLP indexed)	12.02%	13,546	-	3,711	3,711	2,296	2,296	1,532	-	10,855
Reais (CDI indexed)	22.19%	5,745	-	5,745	-	-	-	-	-	6,817
Euro (fixed rate)	3.67%	23,659	-	2,366	4,732	4,732	4,732	4,732	2,365	22,079

Total long-term debt		1,078,117	-	314,653	307,597	201,439	126,412	78,986	49,030	1,067,077

Total debt		US$1,553,422	US$475,305	US$314,653	US$307,597	US$201,439	US$126,412	US$ 78,986	US$49,030	US$1,554,905

     In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$622.3 million of our floating interest rate U.S. dollar-denominated debt  into U.S. dollar fixed interest rate denominated obligations.  In addition,  as of December 31, 2005, we had effectively converted US$33.2 million of our U.S. dollar fixed interest rate debt into CDI-based reais denominated obligations. Through these swaps, we have also effectively converted the yen equivalent of US$31.4 million of our Japanese yen-denominated floating interest rate debt to an equivalent amount of U.S. dollar obligations with a fixed interest rate of 4.35% per annum.  These swaps did not affect the maturity or amortization schedule of our existing debt.

     These swaps are not accounted for as hedging transactions under U.S. GAAP. Nevertheless, these swaps are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$18.1 million as of December 31, 2005 as part of interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 31 to our consolidated financial statements.

     We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that our total exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

     The table below provides information about our short- and long-term debt obligations as of December 31, 2005, after considering the effects of the above mentioned derivative transactions.

		Outstanding Amount By Year of Maturity
	Weighted
	Average	Total
	Interest	Outstanding								Total Fair
	Rate 2005	Amount	2006	2007	2008	2009	2010	2011	Thereafter	Value

	(in thousands, except percentages)
Short Term Debt
U.S. dollars (LIBOR indexed)	6.99%	US$6,354	US$6,354	-	-	-	-	-	-	US$2,069
U.S. dollars (fixed rate)	6.41%	248,771	248,771	-	-	-	-	-	-	253,002
Reais (CDI indexed)	13.40%	13,843	13,843	-	-	-	-	-	-	13,353
Reais (TJLP indexed)	12.02%	204,398	204,398	-	-	-	-	-	-	217,484
Euro (fixed rate)	3.67%	1,939	1,939	-	-	-	-	-	-	1,920
Total short-term debt		US$475,305	US$475,305	-	-	-	-	-	-	US$487,828

Long Term Debt
U.S. dollars (LIBOR indexed)	6.99%	US$ 32,230	-	20,133	8,133	3,964	-	-	-	41,002
U.S. dollars (fixed rate)	6.41%	983,585	-	268,886	285,482	190,447	119,383	72,722	46,665	967,666
Reais (CDI indexed)	13.40%	25,096	-	19,557	5,539	-	-	-	-	25,475
Reais (TJLP indexed)	12.02%	13,546	-	3,711	3,711	2,296	2,296	1,532	-	10,855
Euro (fixed rate)	3.67%	23,660	-	2,366	4,732	4,732	4,732	4,732	2,366	22,079

Total long-term debt		1,078,117	-	314,653	307,597	201,439	126,411	78,986	49,031	1,067,077

Total debt		US$1,553,422	US$475,305	US$314,653	US$307,597	US$201,439	US$126,411	US$78,986	US$49,031	US$1,554,905

Foreign Currency Risk

     In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized on our income statement as interest income (expense), net.

     The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2005 as well as the derivative transactions outstanding at the same date:

	Total	Outstanding Amount by Year of Maturity

	Outstanding							Total Fair
	Amount	2006	2007	2008	2009	2010	Thereafter	Value

ASSETS
Cash and cash equivalents
In Reais	US$210,739	US$210,739	-	-	-	-	-	US$210,739
In Euro	28,360	28,360	-	-	-	-	-	28,360
In Chinese Yuan	15,317	15,317	-	-	-	-	-	15,317
Investments and temporary cash
investments
In Reais	569,769	569,769	-	-	-	-	-	569,769
Trade accounts receivable
In Reais	37,590	37,590	-	-	-	-	-	37,590
In Euro	93,709	93,709	-	-	-	-	-	93,709
Deferred income tax assets
In Reais	224,650	88,998	70,590	37,062	9,509	7,384	11,107	224,650
In Euro	8,149	8,149	-	-	-	-	-	8,149
Other assets
In Reais	77,120	47,175	29,945	-	-	-	-	77,120
In Euro	11,239	11,279	-	-	-	-	-	11,239

Total Assets in Reais	US$1,119,869	US$954,272	US$100,535	US$37,062	US$9,509	US$7,384	US$11,107	US$1,119,869
Total Assets in Euro	US$141,457	US$141,457	-	-	-	-	-	US$141,457
Total Assets in Chinese Yuan	US$15,317	US$15,317	-	-	-	-	-	US$15,317
								-
LIABILITIES
Loans
In Reais	US$223,719	US$204,428	US$9,456	US$3,711	US$2,296	US$2,296	US$1,532	US$235,191
In Euro	25,598	1,939	2,366	4,732	4,732	4,732	7,097	23,999
In Japanese Yen	31,443	31,443	-	-	-			30,667
Accounts payable to suppliers								-
In Reais	29,887	29,887						29,887
In Euro	42,326	42,326						42,326
Customer advances								-
In Reais	16,559	16,559						16,559
Other accounts payable & accrued
liabilities								-
In Reais	120,752	115,478	5,274					120,752
In Euro	16,893	16,893						16,893
Taxes and payroll charges payable								-
In Reais	622,611	41,811	86,780	91,613	88,665	89,716	224,025	622,611
In Euro	2,254	2,254						2,254
In Chinese Yuan	-	-						-
Accrued taxes on income								-
In Reais	32,429	32,429						32,429
In Euro	3,431	3,431						3,431
Deferred income tax liabilities								-
In Reais	170,331	20,367	23,741	25,063	24,257	24,544	52,359	170,331
In Euro	6,162	2,221	3,941					6,162
Accrued dividends								-
In Reais	42,811	42,811						42,811
Contingencies								-
In Reais	39,943	6,251	5,567	5,877	5,688	5,756	10,803	39,943
In Euro	13,574	3,394	4,072	3,394	2,715	-	-	13,574
								-

Total liabilities in Reais	US$1,299,042	US$510,022	US$130,818	US$126,265	US$120,907	US$122,312	US$288,720	US$1,310,515
Total liabilities in Euro	US$110,237	US$72,457	US$10,379	US$8,126	US$7,447	US$4,732	US$7,097	US$108,638
Total liabilities in Japanese Yen	US$31,443	US$31,443	-	-	-	-	-	US$30,667
Total liabilities in Chinese Yuan	-	-	-	-	-	-	-	-

Total exposure in Reais	US$(179,174)	US$444,249	US$(30,284)	US$(89,203)	US$(111,398)	US$(114,928)	US$(277,613)	US$(190,646)
Total exposure in Euro	US$31,220	US$69,000	US$(10,379)	US$(8,126)	US$(7,447)	US$(4,732)	US$(7,097)	US$32,819
Total exposure in Japanese Yen	US$(31,443)	US$(31,443)	-	-	-	-	-	US$(30,667)
Total exposure in Chinese Yuan	US$15,317	US$15,317	-	-	-	-	-	US$15,317

	Total	Outstanding Amount by Year of Maturity

	Outstanding							Total Fair
	Amount	2006	2007	2008	2009	2010	Thereafter	Value

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap
contracts (US$ Floating v. US$ Fixed)

Notional amount	US$605,901	US$85,078	US$130,894	US$128,505	US$134,432	US$70,909	US$56,082	US$3,050
Average interest paid in US$	8.05%	-	-	-	-	-	-	-
Average interest received in US$	Libor + 2.87%	-	-	-	-	-	-	-
Cross-currency interest rate swap
contracts (US$ v. R$)

Notional amount	US$37,904	US$18,901	US$19,003	-	-	-	-	US$(19,629)
Average interest paid in Reais	59.82% of CDI	-	-	-	-	-	-	-
Average interest received in US$	5.14%	-	-	-	-	-	-	-
Cross-currency interest rate swap
contracts (Yen v. US$)
Notional amount	US$33,541	US$33,541	-	-	-	-	-	US$(3,314)
Average interest paid in US$	4.35%	-	-	-	-	-	-	-

Average interest received in JPY	Jibor+1.05%	-	-	-	-	-	-	-

Net exposure of assets/liabilities

- In Reais	US$(217,078)	US$425,349	US$(49,287)	US$(89,203)	US$(111,398)	US$(114,928)	US$(277,613)	-
- In Euro	US$31,220	US$69,000	US$(10,379)	US$(8,126)	US$(7,447)	US$(4,732)	US$(7,097)	-
- In Japanese Yen	US$(2,098)	US$(2,098)	-	-	-	-	-	-
- In Chinese Yuan	US$ 15,317	US$15,317	-	-	-	-	-	-

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

     Set forth below is a summary of the modifications of the rights of the holders of Former Embraer common and preferred shares as a result of the share exchange resulting from the merger of Former Embraer with and into Embraer approved on March 31, 2006. As a result of the merger, Former Embraer ceased to exist and (1) each common share of Former Embraer was exchanged for one common share of Embraer, (2) each preferred share of Former Embraer was exchanged for one common share of Embraer, (3) each ADS of Former Embraer, each of which represented four preferred shares of Former Embraer was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and (4) the golden share, a special class of common share of Former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common share of Embraer.

     This summary lists certain of the material differences but is not meant to be relied upon as an exhaustive list of the differences between the Former Embraer common and preferred shares, and our common shares or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the Former Embraer bylaws, our bylaws, the Brazilian Corporate Law, the rules and regulations of the CVM, and the Novo Mercado Regulations.

Comparison of Rights of Holders of Former Embraer Common Shares and Embraer Common Shares

	Rights of Holders of Former Embraer	Rights of Holders of Embraer
	Common Shares	Common Shares

Voting	Each Former Embraer common share entitled its holder to one vote in the resolutions of a general meeting.	Each of our common shares entitles its holder to one vote in the resolutions of a general meeting.

	Certain resolutions and acts of the shareholders and management of Former Embraer were subject to the veto of the Brazilian Government, as holder of the Golden Share.	In the resolutions of the general meeting: (1) no shareholder or group of shareholders, whether Brazilian or non-Brazilian, including brokers acting on behalf of one or more holders of ADSs, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and (2) non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than of the total of the votes conferred on the entirety of Brazilian shareholders present.

Certain resolutions and acts of our shareholders and management will be subject to the veto of the Brazilian Government, as holder of the Golden Share.

Maximum Shareholder Votes	None.	No shareholder or group of shareholders, whether Brazilian or non-Brazilian, may exercise voting rights representing more than 5% of our total capital stock.

Non-Brazilian	Ownership of Former Embraer common shares by non-Brazilians was limited to 40% of all Former Embraer common shares. Non-Brazilian shareholders holding Former Embraer common shares, within the 40% limitation, had full voting rights.	Non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than of the total of the votes conferred on the entirety of Brazilian shareholders present at the general meeting of our shareholders.
Shareholder Voting

Dividends	Shareholders were entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.	Shareholders are entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.

Number of Directors; Qualifications	The Board of Directors consisted of at least nine and no more than 18 directors and their respective alternates, all of whom had to be shareholders.	The Board of Directors consists of 11 members and their respective alternates, all of whom must be shareholders.

Term of Directors	The directors were elected at a general meeting for a term of three years, reelection being permitted.	The transition Board of Directors has a term of office of three years, until the annual general meeting in 2009 that approves the financial statements for the fiscal year ended December 31, 2008. After such meeting, the term of office of the Board of Directors will be for two years, reelection being allowed.

Removal of Directors and Filling of Vacancies	In the event of impairment or a vacancy in the office of a member of the Board of Directors, his alternate assumed office until such impairment ceased or, in the event of a vacancy, until the first general meeting subsequent thereto was held, which general meeting established a definitive alternate for the remaining term of office. In case of simultaneous or successive vacancies in the offices of an effective director and his respective alternate, the Board of Directors convened a general meeting to fill such offices.	As already provided by the Brazilian Corporate Law and, therefore, applicable to holders of our common shares, whenever the election is conducted under the cumulative voting process, the dismissal of any member of the Board of Directors at a general meeting will immediately result in the dismissal of all the other members, thus requiring a new election; in other cases of vacancy, if there is no alternate, the entire Board of Directors will stand for election at the next general meeting.

Any vacant offices that have not been filled, due to a tie, will be subject to a new voting, under the same process, after adjustment is made to the number of votes entitled to each shareholder based on the number of seats to be filled.

	Rights of Holders of Former Embraer	Rights of Holders of Embraer
	Common Shares	Common Shares

Election of Directors	In the election of the directors, the general meeting first established, by a majority vote, the number of directors to be elected that were not otherwise allocated as representatives of a certain person or group. If the process of cumulative voting had not been requested, the general meeting voted by means of a candidates roll previously registered with the presiding board, which candidates roll assured the shareholders that held, whether individually or in block, 20% or more of the Former Embraer common shares had the right to appoint two effective directors and their respective alternates.	Unless a 5% shareholder invokes the cumulative voting provision, the election of directors will be conducted under a system of slate voting, whereby voting on individual candidates will not be allowed; provided, however, that any shareholder who wishes to do so must appoint candidates at least ten days prior to the general meeting of shareholders at which the members of the Board of Directors will be elected.

As already provided by the Brazilian Corporate Law and, therefore, applicable to holders of our common shares, shareholders representing at least 5% of the corporate capital may request the election of directors by cumulative voting if notice is given to the company no later than 48 hours prior to the date for which the general meeting has been called.

Each shareholder will have the right to cumulate their votes for one candidate and the respective alternate, or to distribute them among several candidates. The candidate(s) and respective alternate(s) that receive the higher number of votes will be declared elected.

Quorum of Shareholders for a General Meeting	The quorum for convening a general meeting on first call was the presence of shareholders representing at least 25% of the voting capital; on second call, it was convened with the presence of any number of shares.	The quorum for convening a general meeting on first call is the presence of shareholders representing at least 35% of the capital stock, except if the law requires a higher quorum; and on second call is the presence of shareholders representing at least 25% of the capital stock; and, on third call, the presence of any number of shareholders.

Notice of Shareholders’ Meetings	The first call of a general meeting was made 15 days in advance, and the second call was eight days in advance of the general meeting.	A general meeting is called by the Board of Directors or, as provided by law, by shareholders or by the Conselho Fiscal, the first call being published at least 30 days in advance of the general meeting counting from the date of the first publication of the notice; if the meeting is not held because of a lack of quorum, a notice of second call will be published at least 15 days in advance of the general meeting; and, if again the meeting is not held, the third call will be published at least eight days in advance of the general meeting.

Compulsory Acquisition of a Majority Shareholder	None.	Any shareholder or group of shareholders that acquires or becomes the holder, for any reason of: (i) 35% or more or the total shares issued by us; or (ii) of other rights, including beneficial ownership and trust, over shares issued by us that represent more than 35% of our capital, or an Acquiring Shareholder, will submit to the Brazilian Government, as holder of the Golden Share, through the Brazilian Ministry of Finance, a request to make a public tender offer for acquisition of all shares issued by us. If the request is denied, the Acquiring Shareholder, within a period of 30 days as of communication of the denial, must sell all of the shares that exceed the 35% limit. During the period between the request to make the public tender offer and the reply from the Brazilian Government, the Acquiring Shareholder may not acquire or sell any shares or convertible securities issued by us.

The price to be paid for each of our common shares in the public tender offer must be equal to or greater than the amount obtained by the following formula:

“Acquisition Price” = Value of the Share + 50% Premium

“Value of the Share” = the greater value between: (i) the highest unit quotation of the shares issued by us during

Rights of Holders of Former Embraer	Rights of Holders of Embraer
Common Shares	Common Shares

the 12-month period prior to conducting the public tender offer recorded on any stock exchange in which the shares were traded; (ii) the highest price paid by the Acquiring Shareholder during the 36-month period prior to the public tender offer for a share or tranche of shares issued by us; (iii) the amount equivalent to 14.5 times our consolidated average EBITDA (determined in accordance with the bylaws), reduced by our net consolidated indebtedness, divided by the total number of shares issued; and (iv) the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by us, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

Comparison of Rights of Holders of Former Embraer Preferred Shares and Embraer Common Shares

     Below is a summary comparison of the material changes in the rights that resulted from holders of Former Embraer preferred shares becoming holders of Embraer common shares.

	Rights of Holders of Former Embraer	Rights of Holders of Embraer
	Common Shares	Common Shares

Voting	Preferred shares were not entitled to vote at a general meeting. Preferred shareholders could attend a general meeting and take part in the discussion of matters presented at the meeting.	Each of our common shares entitles its holder to one vote in the resolutions of a general meeting.

In the resolutions of the general meeting: (1) no shareholder or group of shareholders, whether Brazilian or non- Brazilian, including brokers acting on behalf of one or more holders of ADSs, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and (2) the set of non-Brazilian shareholders and groups of shareholders may not exercise voting rights representing more than 2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present.

Certain resolutions and acts of our shareholders and management are subject to the veto of the Brazilian Government, as holder of the Golden Share.

Dividends	Preferred shares were entitled to the receipt of dividends per share at least 10% higher than those conferred to each common share. Shareholders were entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.	There is no dividend preference among shareholders. The shareholders will be entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.

Priority in Capital Stock	Preferred shares were entitled to at least a 10% premium over that received by common shares in the event of a reimbursement of capital.	There is no preference among shareholders in the event of a reimbursement of capital.
Reimbursements

Use of Proceeds

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Our president and CEO, Maurício Novis Botelho, and our executive vice-president corporate and chief financial officer, Antonio Luiz Pizarro Manso, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within our company and our consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

     There were no changes in our company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Taiki Hirashima, a member of our Conselho Fiscal, is an “audit committee financial expert” as defined by current SEC rules. Furthermore, Mr. Hirashima is an independent member of our Conselho Fiscal as required by the NYSE rules and regulations. For a discussion of the role of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16B. CODE OF ETHICS

     Our Board of Directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu during the fiscal years ended December 31, 2004 and December 31, 2005:

	2004	2005

	(in thousands)
Audit Fees	US$1,238	US$1,093
Audit-Related Fees	—	621
Tax Fees	693	508
All Other Fees	147	68

Total	US$2,078	US$2,290

Audit Fees

     Audit fees in 2005 and 2004 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the audit of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and for the review of our financial information included in our annual report on Form 20-F, reviews of quarterly financial statements, which are submitted on Form 6-K, and statutory audits of our subsidiaries.

Audit-Related Fees

     Audit-related fees in 2005 and 2004 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the review of our internal control system and assistance in complying with the requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

     Tax fees in 2005 and 2004 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with services for tax compliance and tax advice, mainly comprised of the review of income tax returns in the several jurisdictions in which we operate and assistance with other tax filings in foreign jurisdictions, as well as assistance to our tax committee to ensure compliance with Brazilian tax requirements.

All Other Fees

     We did not pay any other fees to Deloitte Touche Tohmatsu in 2005 other than those described above.

     Other fees paid to Deloitte Touche Tohmatsu in 2004 consisted of the aggregate fees billed primarily in connection with human resources related consulting services.

Pre-Approval Policies and Procedures

     Our Board of Directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu. Any services provided by Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2004 and 2005, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In 2005, neither we nor any affiliated purchaser purchased or repurchased any of our equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     Our consolidated financial statements, together with the Independent Auditors’ Report thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Bylaws of Embraer (English translation) incorporated herein by reference from Exhibit 3.2 to
Embraer’s Registration Statement No. 333-132289.

2.1	Form of Amended and Restated Deposit Agreement among Embraer, Morgan Guaranty Trust
Company of New York, as depositary, and the Holders from time to time of American
Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference to Exhibit 99(a) to Embraer’s Registration Statement
No. 333-133162.

2.2	The registrant hereby agrees to furnish to the Commission, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item
2(b)(i) of the Instructions as to Exhibits in Form 20-F.

4.1*	Shareholders’ Agreement executed by Embraer and Liebherr International AG on May 22,
2000, incorporated herein by reference from Exhibit 10.5 to Embraer’s Registration Statement
No. 333-12220.

4.2	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.3	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s
Registration Statement No. 333-12220.

4.4	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1,
1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

____________________
*	Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the Commission.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER – EMPRESA BRASILEIRA DE
AERONÁUTICA S.A.

Date: June 30, 2006	By:	/S/ MAURICIO NOVIS BOTELHO

Name: Maurício Novis Botelho
Title: President and Chief Executive Officer

Date: June 30, 2006	By:	/S/ ANTONIO LUIZ PIZARRO MANSO

Name: Antonio Luiz Pizarro Manso
Title: Executive Vice-President Corporate and Chief
Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Bylaws of Embraer (English translation) incorporated herein by reference from Exhibit 3.2 to Embraer’s Registration Statement No. 333-132289.

2.1	Form of Amended and Restated Deposit Agreement among Embraer, Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference to Exhibit 99(a) to Embraer’s Registration Statement No. 333-133162.

2.3	The registrant hereby agrees to furnish to the Commission, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item 2(b)(i) of the Instructions as to Exhibits in Form 20-F.

4.1*	Shareholders’ Agreement executed by Embraer and Liebherr International AG on May 22, 2000, incorporated herein by reference from Exhibit 10.5 to Embraer’s Registration Statement No. 333-12220.

4.2	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.3	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.4	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.
____________________
*	Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
EMBRAER - Empresa Brasileira de Aeronáutica S.A.
São Paulo – SP

1. We have audited the accompanying consolidated balance sheets of EMBRAER - Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMBRAER - Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

4. As discussed in Note 2 to the consolidated financial statements, the accompanying balance sheet at December 31, 2004 and the statement of cash flows for the year ended December 31, 2004 have been restated.

Deloitte Touche Tohmatsu Auditores Independentes
São Paulo, Brazil

June 20, 2006

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005
(In thousands of U.S. dollars – US$)

ASSETS	Notes	2004	2005

		Restated
		(see note 2(vi))
CURRENT ASSETS
Cash and cash equivalents	5	963,818	1,339,159
Temporary cash investments	6	396,958	574,395
Trade accounts receivable, net	7	566,127	445,520
Collateralized accounts receivable	9	70,599	65,440
Customer and commercial financing	8	12,130	147,118
Inventories	10	1,408,608	1,477,559
Deferred income taxes	27	104,417	121,376
Other assets	11	352,852	444,955

Total current assets		3,875,509	4,615,522

LONG TERM ASSETS
Trade accounts receivable	7	119,678	5,304
Customer and commercial financing	8	319,587	460,044
Collateralized accounts receivable	9	769,441	788,780
Property, plant and equipment, net	13	381,265	388,362
Investments	12	48,267	31,433
Deferred income taxes	27	262,403	302,304
Other assets	11	306,249	340,696

Total long-term assets		2,206,890	2,316,923

TOTAL ASSETS		6,082,399	6,932,445

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2005
(In thousands of U.S. dollars – US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2004	2005

CURRENT LIABILITIES
Loans and financing	19	513,281	475,305
Non-recourse and recourse debt	9	351,405	321,172
Capital lease obligations	20	2,437	2,753
Trade accounts payable		556,492	728,011
Advances from customers	16	375,548	485,958
Other payables and accrued liabilities	15	310,269	405,965
Taxes and payroll charges payable	17	118,078	113,360
Contingencies	18	5,866	19,826
Deferred income taxes	27	14,997	22,153
Accrued taxes on income		12,769	37,122
Dividends payable		54,959	42,811

Total current liabilities		2,316,101	2,654,436

LONG-TERM LIABILITIES
Loans and financing	19	825,448	1,078,117
Non-recourse and recourse debt	9	654,291	498,081
Capital lease obligations	20	1,464	2,216
Advances from customers	16	103,615	97,024
Contribution from suppliers	14	140,037	97,852
Taxes and payroll charges payable	17	384,269	513,743
Other payables and accrued liabilities	15	108,071	125,006
Deferred income taxes	27	157,817	165,250
Contingencies	18	15,975	33,691

Total long-term liabilities		2,390,987	2,610,980

MINORITY INTEREST		21,443	46,775

SHAREHOLDERS’ EQUITY	23
Statutory capital-
Preferred (without par value, 1,000,000,000 shares authorized;
475,797,420 shares issued and outstanding at December 31, 2004;
2005 – 479,287,609 shares)		756,138	882,627
Common (without par value, 500,000,000 shares authorized;
242,544,447 shares issued and outstanding at December 31, 2004 and
2005)		240,201	298,397
Special common share (R$ 1 par value, 1 share authorized, issued and
outstanding at December 31, 2004 and 2005)		-	-
Additional paid-up capital		8,353	8,353
Legal reserve		111,443	126,711
Retained earnings (restricted)		234,849	305,914
Accumulated other comprehensive income (loss)		2,884	(1,748)

Total shareholders’ equity		1,353,868	1,620,254

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,082,399	6,932,445

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In thousands of U.S. dollars – US$, except earnings per share )

	Notes	2003	2004	2005

GROSS SALES
Foreign market		2,052,828	3,170,832	3,526,848
Domestic market		105,825	282,287	312,507
Sales deductions		(15,193)	(12,586)	(9,448)

NET SALES		2,143,460	3,440,533	3,829,907

Cost of sales and services		(1,335,032)	(2,267,330)	(2,671,816)

GROSS PROFIT		808,428	1,173,203	1,158,091

OPERATING INCOME (EXPENSES)
Selling expenses		(206,246)	(342,883)	(269,747)
Research and development		(173,216)	(44,506)	(93,166)
General and administrative expenses		(114,743)	(139,357)	(205,202)
Employee profit sharing		(20,399)	(61,199)	(56,051)
Other operating expenses, net	28	(29,060)	(41,272)	(26,079)

INCOME FROM OPERATIONS		264,764	543,986	507,846

Interest income (expenses), net	21	(140,755)	(38,000)	(1,672)
Exchange loss, net	29	(16,500)	(12,218)	(15,218)
Other non-operating income (expenses), net		711	(117)	9,050

INCOME BEFORE INCOME TAXES		108,220	493,651	500,006
Income tax benefit (expenses)	27	27,990	(112,139)	(41,569)

INCOME BEFORE MINORITY INTEREST AND EQUITY IN INCOME (LOSS) FROM AFFILIATES		136,210	381,512	458,437
Minority interest		(217)	(1,306)	(9,622)
Equity in income (loss) from affiliates		51	-	(3,096)

NET INCOME		136,044	380,206	445,719

OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment		6,546	5,174	(2,040)

COMPREHENSIVE INCOME		142,590	385,380	443,679

EARNINGS PER SHARE	25
Basic-
Common		0.1788	0.4970	0.5790
Preferred		0.1967	0.5467	0.6369

Diluted-
Common		0.1779	0.4940	0.5762
Preferred		0.1957	0.5434	0.6338

WEIGHTED AVERAGE SHARES (in thousands )
Basic-
Common		242,544	242,544	242,544
Preferred		471,228	474,994	479,288

Diluted-
Common		242,544	242,544	242,544
Preferred		474,840	479,217	482,739

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In thousands of U.S. dollars – US$)

	2003	2004	2005

		Restated
		(see note 2(vi))
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	136,044	380,206	445,719
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	58,877	59,685	61,491
Allowance for doubtful accounts	4,531	908	2,109
Write down for inventory obsolescence	(21,409)	28,827	21,851
Loss on property, plant and equipment disposals	1,113	178	750
Deferred income taxes	(35,676)	4,511	(42,270)
Accrued interest in excess of interest paid (paid in excess of accrued)	15,504	(30,276)	5,123
Equity in income (loss from affiliates)	(51)	-	3,096
Minority interest	217	1,306	9,622
Exchange loss, net	16,500	12,218	15,218
Other	10,624	(3,508)	(154)
Changes in assets and liabilities:
Temporary Cash Investments	-	(402,147)	(179,676)
Trade accounts receivable and customer and commercial financing, net	300,836	(266,652)	(241,606)
Inventories	(231,815)	(340,608)	(90,802)
Other assets	(245,588)	(21,259)	(120,079)
Trade accounts payable	35,737	136,554	172,591
Other payables and accrued liabilities	54,221	45,791	41,555
Accrued taxes on income	(47,857)	10,497	24,305
Contribution from suppliers	(487)	(94,921)	(42,185)
Advances from customers	54,304	(80,024)	103,819
Taxes and payroll charges payable	117,703	167,096	124,756
Contingencies	16,306	(7,228)	31,676

Net cash provided by (used in) operating activities	239,634	(398,846)	346,909

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	2,395	163	557
Escrow deposits for pending business acquisition	-	(15,417)	(164)
Additions to property, plant and equipment	(64,765)	(50,075)	(51,766)
Additions to investments, net	(10,297)	6,225	877

Net cash used in investing activities	(72,667)	(59,104)	(50,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(427,246)	(1,295,315)	(1,308,817)
Proceeds from borrowings	902,955	1,587,504	1,523,261
Dividends and/or interest on capital paid	(67,483)	(185,537)	(198,945)
Proceeds from issuance of shares	3,960	3,250	12,104
Payments of capital lease obligations	(8,395)	(4,682)	(2,687)

Net cash provided by financing activities	403,791	105,220	24,916

Effect of exchange rate changes on cash and cash equivalents	38,240	50,728	54,012

Net increase (decrease) in cash and cash equivalents	608,998	(302,002)	375,341

Cash and cash equivalents, at beginning of year	656,822	1,265,820	963,818

Cash and cash equivalents, at end of year	1,265,820	963,818	1,339,159

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Please see note 36.

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In thousands of U.S. dollars – US$)

						Legal reserve	Retained earnings (restricted)	Accumulated other comprehensive (loss) income
	Capital				Additional

	Common		Preferred		paid-up capital

	Shares	Amount	Shares	Amount	Stock option				Total

BALANCE AT DECEMBER 31, 2002	242,544,448	207,014	470,429,907	684,078	8,353	76,172	123,399	(8,836)	1,090,180

Capital increase	-	-	3,071,228	3,961	-	-	-	-	3,961
Net income	-	-	-	-	-	-	136,044	-	136,044
Legal reserve	-	-	-	-	-	11,196	(11,196)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(67,517)	-	(67,517)
Expired dividends	-	-	-	-	-	-	11	-	11
Currency translation adjustment	-	-	-	-	-	-	-	6,546	6,546

BALANCE AT DECEMBER 31, 2003	242,544,448	207,014	473,501,135	688,039	8,353	87,368	180,741	(2,290)	1,169,225

Capital increase	-	-	2,296,285	3,250	-	-	-	-	3,250
Capitalization of reserves	-	33,187	-	64,849	-	-	(98,036)	-	-
Net income	-	-	-	-	-	-	380,206	-	380,206
Legal reserve	-	-	-	-	-	24,075	(24,075)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(203,998)	-	(203,998)
Expired dividends	-	-	-	-	-	-	11	-	11
Currency translation adjustment	-	-	-	-	-	-	-	5,174	5,174

BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase	-	-	3,490,189	12,104	-	-	-	-	12,104
Capitalization of reserves	-	58,196	-	114,385	-	-	(172,581)	-	-
Net income	-	-	-	-	-	-	445,719	-	445,719
Legal reserve	-	-	-	-	-	15,268	(15,268)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(186,837)	-	(186,837)
Expired dividends	-	-	-	-	-	-	32	-	32
Currency translation adjustment	-	-	-	-	-	-	-	(4,632)	(4,632)

BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254

The accompanying notes are an integral part of these consolidated financial statements

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

1. THE COMPANY AND ITS OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Originally formed in 1969 by the Brazilian government, the Company was privatized in 1994.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, business jet and defense purposes. Through its evolution, the Company has obtained, developed and enhanced its engineering and technological capabilities through its own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. The Company has applied these capabilities that it gained from its defense business to develop its commercial aircraft business.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices located in Brazil, the United States, France, Spain, the United Kingdom, China and Singapore, mainly engaged in sales marketing and post sales/maintenance services.

In December 2004, a consortium formed by the Company and the European Aeronautic Defense and Space Company (“EADS”) was declared the winner in the privatization of OGMA – Indústria Aeronáutica de Portugal S.A. (“OGMA”). For this purpose, Embraer and EADS formed a holding company, AIRHOLDING, SGPS, S.A., controlled by Embraer, owning 99%, and EADS owning 1%. In the future, EADS has the option to increase its interest in this company up to 30%. Conclusion of this acquisition was subject to final approval from the relevant European antitrust authorities, which occurred in March, 9 2005. Therefore, the entity was not consolidated with the Company as of December 31, 2004. The stake acquired through AIRHOLDING SGPS, S.A., represents 65% of OGMA´s total capital and the total consideration amounted to € 11.4 million, equivalent to $15,417, which was deposited and accounted for as a business combination according to SFAS 141 as of December 31, 2005(Note 12).

2. PRESENTATION AND CONSOLIDATION OF FINANCIAL STATEMENTS

(i) The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with Brazilian accounting practices (“BR GAAP”).

(ii) The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control and (ii) the special purpose entities – SPEs for which the Company was considered to be the primary beneficiary according to FIN 46-R – “Consolidation of Variable Interest

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

(iii) A substantial portion of the Company's sales is destined for export and a substantial level of financing is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 - "Foreign Currency Translation". The Company's Board of Directors and management have historically considered the U.S. dollar as its functional currency as the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company's management has concluded that the functional currency is currently the U.S. dollar.

(iv) For US GAAP purposes, the Company has elected the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers.

(v) For subsidiaries for which the particular functional currency is other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, as a cumulative translation adjustment - CTA.

(vi) Subsequent to filing its 2004 annual report on Form 20-F with the Securities and Exchange Commission on June 30, 2005, the Company discovered its previously issued consolidated financial statements for the year ended December 31, 2004 included certain errors in accounting for cash and cash equivalents and temporary cash investments. Cash and cash equivalents reported in the Company's consolidated balance sheet at December 31, 2004 was restated to correct an error in classifying certain financial instruments with original maturities over 90 days as cash equivalents instead of temporary cash investments and the Company's consolidated statement of cash flows for the year ended December 31, 2004 was restated to correct an error in classifying investments in temporary cash investments held for trading as cash flows from investing activities instead of operating activities. These restatements did not affect the Company's consolidated financial position at December 31, 2004 or consolidate d net income for the year ended December 31, 2004. Based on management's review it has been determined that the errors were inadvertent and unintentional.

The following table sets forth the previously reported and restated amounts of selected items within the consolidated balance sheet at December 31, 2004 and within the consolidated statement of cash flows for the year ended December 31, 2004.

	At December 31, 2004
	As previously
Selected Balance Sheet Data:	reported	As restated

Current Assets
Cash and cash equivalents	1,207,288	963,818
Temporary cash investments	153,488	396,958

	For the Year Ended December 31, 2004
	As previously
Selected Cash Flows Data:	reported	As restated

Cash flows from operating activities
Temporary cash investments	-	(402,147)
Net cash provided by (used in) operating activities	3,301	(398,846)

Cash flows from investing activities
Temporary cash investments held for trading	(158,677)	-
Net cash used in investing activities	(217,781)	(59,104)
Cash and cash equivalents at end of year	1,207,288	963,818

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, in banks and highly liquid investments, such as certificates of deposit, time deposits, treasury notes and other money market investments.

b) Temporary cash investments

As part of its analysis of variable interest entities under FIN 46-R, the Company concluded that the private investment funds used by the Company to invest in underlying investments include certain debt securities that should be included in temporary cash investments. All other underlying investments are classified as cash equivalents.

c) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on an analysis of accounts receivable in an amount considered sufficient to cover probable losses on uncollectible accounts receivable.

d) Inventories

Inventories are stated at the lower of average production or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. The Company writes down inventory when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management’s estimate of net realizable values.

e) Exchange Pool

Spare Parts are segregated and placed into the Exchange Pool for exclusive use by customers who participate in the program. Costs to refurbish parts are expensed as incurred. The Exchange Pool is depreciated using the straight-line method over an estimated useful life of 7 to 10 years and an estimated residual value of 20% to 50%, which the Company believes approximates the usage and change in value of the Exchange Pool each year. The Exchange Pool is classified as other long-term assets in the consolidated balance sheets.

f) Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease and/or sale.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company considering the customer credit rating and related collateral attached to the respective notes receivable, if any.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation, which is calculated from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. Income from operating leases is recognized ratably over the lease term and recorded as net sales in customer services and others segment.

The Company reviews aircraft under operating leases for impairment when events or circumstances indicate that the carrying amount of these assets may not be recoverable. An asset under operating lease is considered impaired when the expected undiscounted cash flow over the remaining useful life is less than the book value. Various assumptions are used when determining the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected life of the asset. The determination of expected lease rates is generally based on outside publications and observing similar aircraft in the secondary market. The Company uses historical information and current economic trends to determine the remaining assumptions. When impairment is indicated for an asset, the amount of impairment loss is the excess of carrying value over fair value.

Used aircraft available for lease are stated at their acquisition cost. The Company performs a comparison between the individual aircraft cost and its estimated market value, based on appraisal estimates for each aircraft, recording any deficiencies as other operating expenses.

g) Property, plant and equipment

Property, plant and equipment are stated at cost including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is a reduction of interest expense. Interest costs capitalized in 2003, 2004 and 2005 were $144, $393 and $733 respectively.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS No. 13 – “Accounting for Leases”.

The costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as described in Note 13. Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

As of January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Long-lived assets deemed held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the fair value of the asset. No impairment on fixed assets was recorded in 2003, 2004 or 2005.

h) Marketing and advertising expenses

The Company expenses the costs of marketing and advertising as incurred and such expenses amounted to $6,577, $7,350 and $7,074 for 2003, 2004 and 2005, respectively. These amounts are reported in the consolidated statements of income and comprehensive income as selling expenses.

i) Investments

The Company uses the equity method of accounting for its long-term investments for which it owns more than 20% but less than 50% of the investee’s voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

Certain investments are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities classified as held-to-maturity are those securities which the Company has the ability and intent to hold until maturity and are reported at amortized cost. Other Investments are mainly trading debt securities that are marked to market with the effects of change in fair value recorded on the income statements. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are reflected on the income statements. The Company’s held-to-maturity securities represent investments in Brazilian government securities (“NTNs”) and the Company has not experienced, nor does it expect to have, any other-than-temporary impairment on such securities.

j) Product warranties

Warranty expense related to aircraft and parts is recognized as a selling expense at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, historical warranty claims and cost experience, warranty

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provision for warranties is included in “other payable and accrued liabilities” (Note 15).

k) Contingencies

Losses for contingencies related to labor, tax, civil and commercial litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on legal advice and management’s estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet date.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies”, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition for a portion of the revenue for product sales that are accompanied by certain third-party guarantees. The financial statement recognition provisions became effective prospectively beginning January 1, 2003. During 2004 and 2005, the fair value of guarantees recorded by the Company was $11,865 and $4,469 respectively.

l) Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Certain wholly-owned subsidiaries in the United States of America sponsor defined benefit pension and medical care plans. The Company accounts for those benefits according to SFAS No. 87 - “Employers’ Accounting for Pensions” and SFAS No. 106 – “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, respectively. The net periodic cost of the Company’s defined benefit pension and other post-retirement plans is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return, and medical trend (rate of growth for medical costs).

m) Employee profit sharing plan

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company maintains a profit sharing plan linked to dividend payments to shareholders and to action plans and specific goals, established and agreed upon yearly, that provides employees of the Company and its subsidiaries the right to share in the Company’s profits. The amounts recorded for profit sharing expense are accrued in accordance with the variable compensation policy approved by the Board of Directors in November 2005.

n) Revenue recognition

The Company recognizes revenues from the commercial aviation and executive aviation segments when the aircraft is delivered to customers.

In the defense and government segment, operations consist principally of performing work under long-term development contracts for the Brazilian and foreign governments; the Company recognizes revenues in accordance with the percentage of completion (“POC”) method. Certain contracts contain provisions for the re-determination of price based upon future economic conditions. Anticipated losses on contracted sales in the defense and government segment are recognized when they become known and are recorded based on management’s estimate of such losses.

The Company maintains a pool of spare parts for exclusive use by customers (the “Exchange Pool”). Customers may withdraw for use an equivalent functioning part, as defined, from the Exchange Pool in exchange for an unserviceable part, as needed. Revenues under the Exchange Pool program are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee, directly related to actual flight hours of the covered aircraft. During 2003, 2004 and 2005, the Company recognized $10,990, $13,626 and $26,022, respectively, in revenue related to the Exchange Pool, which is included in net sales in the accompanying consolidated statements of income and comprehensive income (customer services and other).

o) Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contribution from suppliers and recognized as revenue only when the Company has met its obligations under the provisions of the related supply agreements. Net research and development expense was $173,216, $44,506 and $93,166 for 2003, 2004 and 2005, respectively. In 2004 and 2005, Embraer recognized an operating income of $108,640 and $55,085 respectively in payments previously received from the Company´s risk-sharing partners related to the certification of the EMBRAER 170, EMBRAER 175 and EMBRAER 190 and the fulfillment of certain contractual milestones.

p) Stock compensation

SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages, but does not require, companies to record compensation cost for stock-based employee compensation

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. Accordingly, the Company records an expense in an amount equal to the excess of the quoted market price over the option exercise price on the grant date.

q) Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax, as recorded in the Company's statutory accounting records. There is no state or local income tax in Brazil. The income tax statutory rates applicable for the years ended December 31, 2003, 2004 and 2005 are presented as follows:

Federal income tax rate	25%
Social contribution tax rate	9%

Combined tax rate	34%

For the purposes of these financial statements, the Company has applied SFAS No. 109, "Accounting for Income Taxes", for all years presented. The effects of adjustments made to reflect the US GAAP requirements, as well as the differences between the tax basis and the amounts included in the BR GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to US$ at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes.

r) Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in either income or shareholders' equity (as a component of accumulated other comprehensive income), depending on their use and designation. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS No. 133. Changes in the fair value of these derivative financial instruments are recorded in income and are classified as a component of interest income (expenses), net in the consolidated statements of income and comprehensive income (Note 21).

s) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in financial statements. It

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income of the Company consists of net income and the effects of foreign currency translation adjustments.

t) Compensated absences

The liability for future compensation for employee vacations earned is fully accrued as benefits are earned.

u) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43.” This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges. Additionally, it requires that allocation of fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility. The provisions of this Standard apply prospectively and are effective for us for inventory costs incurred after January 1, 2006. While we believe this Standard will not have a material effect on our financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement was issued. Retroactive application is not permitted. Management will adopt this statement as of January 1, 2006 and will apply its standards in the event exchanges of non-monetary assets occur after such date.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This interpretation clarifies that the term conditional asset retirement obligations as used in FASB No. 143 “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability ´s fair value can be reasonably estimated. The Interpretation is effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur, if any.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other–Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

5. CASH AND CASH EQUIVALENTS

	2004	2005

Cash and bank accounts
In Brazilian reais – R$	3,392	21,925
In U.S. dollar - US$	66,459	14,359
In other currencies	9,715	37,979
Cash equivalents
Denominated in US$ (i)	653,282	1,064,935
Denominated in R$ (ii)	230,328	188,814
Denominated in other currencies	642	11,147

	963,818	1,339,159

(i)	Represents time deposits and overnight funds deposited overseas by consolidated subsidiaries; the average annualized interest rate for the year ended December 31, 2005 was 3.27% (2004 - 1.85%).

(ii)
Mainly represented by money market funds at several financial institutions, primarily comprised of debt instruments classified as trading under SFAS 115. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The funds are comprised of investments that have daily

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

liquidity, and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (The Brazil Interbank Deposit Rate). In 2005, the weighted average annualized interest income rate was 19.15% (2004 - 14.41%)compared to 18.99% of the CDI in the same period (2004 - 16.17%).

6. TEMPORARY CASH INVESTMENTS

	At December 31,

	2004	2005

Temporary cash investments	396,958	574,395

	396,958	574,395

At December 31, 2005 and 2004, the Company held investments in private investment funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these investments as securities held for trading, with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

7. TRADE ACCOUNTS RECEIVABLE

	2004	2005

Commercial Aviation	528,691	99,515
Defense and Government
- Brazilian Air Force	43,216	120,910
- Other	26,792	49,673
Customer Service and others	110,603	227,983

	709,302	498,081
Less allowance for doubtful accounts receivable	(23,497)	(47,257)

	685,805	450,824

Less - current portion	566,127	445,520
Long-term portion	119,678	5,304

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Unbilled accounts receivable totaled $76,759 (2004 - $20,740) referring to revenues from long-term defense contracts recognized under the percentage of completion method.

The allowance for doubtful accounts is summarized as follows:

	2003	2004	2005

Beginning balance	24,490	24,259	23,497
Effect of OGMA’s acquisition	-	-	22,011
Write-offs	(4,762)	(6,033)	(360)
Additions	4,531	5,271	2,109

Ending balance	24,259	23,497	47,257

Major customers

In 2003, 2004 and 2005, the Company had sales to customers that individually accounted for more than 10% of the Company’s sales for the respective year. Shown below is the percentage of total net sales and accounts receivable for each customer.

	Net Sales (%)			Accounts receivable (%)

	2003	2004	2005	2004	2005

Commercial Aviation
Continental/ExpressJet	32.9	12.4	11.7	7.6	14.2
American Eagle	17.2	19.8	10.3	-	-
Republic/Chautauqua	12.6	14.3	17.5	40.7	7.9
US Airways	-	13.6	1.7	18.3	-
Air Canada	-	-	11.4	-	-

8. CUSTOMER AND COMMERCIAL FINANCING

Customer and commercial financing at December 31 consisted of the following:

	2004	2005

Notes receivable (i)	15,068	287,926
Operating lease equipment, at cost, less accumulated depreciation of
$18,967 and $29,127 as of December 31, (ii)	316,649	319,236

	331,717	607,162
Current portion	12,130	147,118

Long-term portion	319,587	460,044

(i) Notes receivable represent sales financing, indexed at average interest rates of 5.6% per year with maturities through 2013. The maturity schedule is as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Year	2005

2007	6,100
2008	6,167
2009	6,470
2010	6,793
2011	7,137
Thereafter	108,141

Total	140,808

As part of the recovery plan for US Airways, resulting from the filing for Chapter 11 in 2004, the United States Bankruptcy Court authorized Us Airways to use advances previously made to the Company, amounting to US$ 20,850, to settle its liabilities. These advances were used during the year.

Up to December 31, 2004, 22 EMBRAER 170 aircraft had been delivered to US Airways, 15 of which had been financed by GE Capital. The remaining 7 aircraft are stated in noncurrent trade accounts receivable.

In 2005, the balance receivable from USAirways in the total amount of $168,666 and the respective aircraft were transferred to Republic Airlines and financial structuring is currently in progress. Accordingly, they were reclassified from accounts receivable to customer financing in current assets, considering the expectation of the Company to sale these receivable during 2006.

(ii) Operating lease equipment includes used turboprop and jet aircraft which are either under operating lease agreements or available for re-lease. Upon the termination of a lease transaction structured through an SPE during 2004, a Latin American operator returned 15 ERJ 145s, which resulted in a classification of $105,542 from collateralized accounts receivable to customer and commercial financing. From those 15 ERJ 145’s, 9 were available for re-lease in the amount of $ 72,969 as of December 31, 2005. Rental income for leased aircraft amounted to $5,569, $16,006 and $26,202 for 2003, 2004 and 2005, respectively.

Minimum future rentals on noncancelable operating leases for each of the five succeeding years are as follows:

Year	2005

2006	22,969
2007	20,171
2008	19,937
2009	16,351
2010	11,535

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

9. COLLATERALIZED ACCOUNTS RECEIVABLE AND NON-RECOURSE AND RECOURSE DEBT

Some of the Company’s sales transactions are structured financing through which an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft purchase through a SPE, and a portion of the credit risk remains with the third party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

Prior to 2004, the Company had been consolidating certain SPEs owned by third parties that lacked the minimum amount of equity capital investment (“capital at risk”) as defined in EITF Topic D-14 and EITF 90-15. Under FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of ARB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Therefore, the Company has continued consolidating certain SPEs owned by third parties where the Company is the primary beneficiary.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in an amount of investments in minimum lease payments receivable and residual value, gross of unearned income, of $1,348,581 and $1,413,040, and a net amount of $840,040 and $854,220 as of December 31, 2004 and 2005, respectively, which are being presented as collateralized accounts receivable.

Such consolidation has also resulted in an amount of non-recourse debt of $779,304 and $558,409 and an amount of recourse debt of $226,392 and $260,844, as of December 31, 2004 and 2005, respectively.

The components of investment in sales-type leases at December 31 were as follows:

	2004	2005

Minimum lease payments receivable	892,824	842,222
Estimated residual value of leased assets	455,757	570,818
Unearned income	(508,541)	(558,820)

Investments in sales-type lease	840,040	854,220
Less - current portion	70,599	65,440

Long-term portion	769,441	788,780

Maturities of minimum lease payments receivable are summarized as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	At December 31,

Year	2004	2005

2005	65,114	-
2006	65,439	63,369
2007	72,651	71,353
2008	69,016	69,016
2009	58,457	58,457
2010	58,129	58,129
After 2010	504,018	521,898

	892,824	842,222

10. INVENTORIES

	2004	2005

Finished goods	91,180	86,635
Work-in-process (i)	626,111	677,174
Raw materials	552,282	599,667
Inventory in transit	110,198	103,425
Advances to suppliers	28,837	10,658

	1,408,608	1,477,559

(i)
Including $206,438 related to 12 pre-series aircraft ($ 199,655 in 2004 - 14 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

11. OTHER ASSETS

	At December 31,

	2004	2005

Guarantee deposits (i)	479,839	520,794
Restricted cash from consolidated sales type lease	10,238	10,851
Credits with suppliers (ii)	11,491	8,530
Prepaid expenses (iii)	12,909	14,664
Recoverable taxes (v)	35,223	45,981
Advances to employees	6,428	7,156
Compulsory loans, guarantee and other deposits	10,796	26,012
Commission advances	2,853	2,853
Escrow deposits	17,166	20,316
Insurance premium paid	18,204	16,544
Exchange pool	19,674	33,746
Unrealized gains on derivatives (Note 31)	6,272	330
Accounts Receivable-National Bank for Economic and Social
Development - BNDES (iv)	-	63,725
Other	28,008	14,149

	659,101	785,651
Less- Current portion	352,852	444,955

Long-term portion	306,249	340,696

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

(i) Guarantee deposits are mainly represented by:

     (a) $249,673 refers to amounts deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold (see note 34) (2004 - $231,051). If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company. In order to earn a better interest rate on such guarantee deposits, in 2005, the Company structured notes in the amount of $123,400 (2004 - $42,200) with the depositary bank which generated interest in the amount of $6,940 in 2005 (2004 - $731), which was added to the principal amount and recognized in the consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.

     (b) $260,764 (2004 -$226,174) relates to amounts deposited with a third party financial institution as a pledge under a specific sale financing structure.

(ii) Credits with suppliers represent price discounts, rebates and free aircraft parts to be received from suppliers in connection with purchases made.

(iii) Prepaid expenses represent credits for parts and the training of pilots, mechanics and flight attendants granted to customers in connection with the sale of aircraft. Such credits are stated in the sales contract in terms of number of aircraft sold and are included in the overall sales price of the aircraft. The actual delivery of such parts and services may be different from that of the aircraft. The amounts reflect the cost of such concessions provided in advance of the aircraft delivery. These amounts will be recognized as selling expense over the related period of the sales contract as aircraft deliveries are made with the corresponding revenue.

(iv) Refers to pending credits derived from financing already in the process of negotiating receipt from the BNDES.

(v) Refers mainly to taxes credits on materials acquisition such as PIS/COFINS and ICMS.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

12. INVESTMENTS

	At December 31,

	2004	2005

Held-to-maturity securities - NTNs (i)	28,054	31,269
OGMA (ii)	15,417	-
Investment accounted for under the equity method
Expressprop LLC (iii)	4,796	-
Other	-	164

	48,267	31,433

(i) Refers to debt securities, represented by National Treasury Notes, acquired by the Company from customers, related to the equalization of interest rates to be paid by the Export Financing Program - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at its present value. The interest earned is added to the balance and recorded as interest income, as the Company has the intent to hold these securities until maturity.

(ii) On March 9, 2005, the Company acquired 65% of the voting capital of OGMA (Note 1). The results of the acquisition have been accounted for as a business combination under SFAS 141 and therefore included in the consolidated financial statements since that date. OGMA is a Portuguese aeronautical maintenance and production company. The pro forma effects of OGMA acquisition on the Company´s consolidated financial statements were not material.

The aggregate purchase price was $15,417 (or €$ 11,388), which generated a negative goodwill of $ 18,854, and as per SFAS 141 was allocated through provisions generated in the due diligence process; as a result of this process it was generated an excess of fair value of $ 3,393.

The following table summarizes the allocations made to reflect negative goodwill.

As of
March 9,
2005

Net Assets	52,724
Percentage acquired	65%

Historical net assets acquired	34,271
Purchase Price	15,417

Net Value to be allocated	18,854

Allocation
Fiscal and Legal Contingencies	(3,129)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Warranties	(411)
Dismissal	(6,960)
Environmental Investments	(2,556)
Account payable to Seller	(2,405)

Total Allocation	(15,461)

Excess of fair value	(3,393)

(iii)	Embraer owned 25% of the Expressprop LLC capital stock. This affiliate ended its activities during 2005.

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Estimated	2004			2005

	useful life		Accumulated			Accumulated
	(years)	Cost	depreciation	Net	Cost	depreciation	Net

Land	-	2,504	-	2,504	2,512	-	2,512
Buildings and land
improvements	10 to 48	183,303	56,526	126,777	222,925	68,938	153,987
Installations	10 to 31	84,905	58,403	26,502	84,963	59,545	25,418
Machinery and equipment	5 to 17	182,109	124,012	58,097	266,437	203,902	62,535
Tooling	10	121,542	38,770	82,772	124,229	52,912	71,317
Furniture and fixtures	5 to 10	20,108	12,285	7,823	25,574	18,072	7,502
Vehicles	5 to 14	5,050	3,656	1,394	9,613	7,471	2,142
Aircraft (*)	5 to 20	28,951	17,297	11,654	14,191	7,683	6,508
Computers and peripherals	5	87,382	69,829	17,553	102,776	83,721	19,055
Software	5	60,898	36,222	24,676	78,157	60,962	17,195
Others	5	11,473	1,999	9,474	21,813	14,988	6,825
Construction in progress	-	12,039	-	12,039	13,366	-	13,366

		800,264	418,999	381,265	966,556	578,194	388,362

(*) These aircraft are used for external demonstration and for internal use purposes.

14. CONTRIBUTION FROM SUPPLIERS

The Company has agreements with certain key suppliers for the participation in research and development activities. Certain supply agreements require that such suppliers provide cash contributions to the Company as compensation for their participation as suppliers in such programs. As part of the related supply agreements, these contributions are subject to the Company meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as income when contractual milestones are achieved.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

15. OTHER PAYABLES AND ACCRUED LIABILITIES

	2004	2005

Due to Brazilian Air Force (i)	2,109	524
Product warranties (ii)	76,088	90,904
Product improvement liabilities (ii)	38,392	40,350
Commercial incentives (iii)	12,815	23,599
Customer credits (iii)	6,596	-
Technical assistance and training (iii)	27,044	37,641
Accrued payroll and related charges	55,903	79,701
Accrued employee profit sharing	32,248	33,662
Post-retirement benefits (Note 22)	2,608	3,637
Unrealized losses on derivatives (Note 31)	19,362	18,450
Reserve for losses under contractual obligations	103	-
Insurance	5,591	5,313
Provision related to financial guarantees (Note 34)	24,103	54,011
Deferred income (iv)	61,867	56,377
Accounts payable (v)	15,343	38,293
Trade accounts payable ( long-term )	3,450	3,373
Other	34,718	45,136

	418,340	530,971
Less-Current portion	310,269	405,965

Long-term portion	108,071	125,006

(i)	Amounts payable to the Brazilian Air Force represent materials related to the delivery of AMX aircraft.

(ii)	Represent accruals for product liability programs including warranty and contractual obligations to implement improvements in aircraft sold to meet contractual performance indices.

(iii)	Amounts represent accruals for customer sales concessions and allowances including spare parts, commercial rebates and services related to technical assistance and training of mechanics and crews.

(iv)	Refers to certain aircraft sales that, due to contractual contingent obligations, are accounted for as operating leases.

(v)	Mainly represents expenses incurred in December for which the payments will be paid in the following period.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

16. ADVANCES FROM CUSTOMERS

	At December 31,

	2004	2005

Denominated in:
US$	465,129	566,422
Brazilian reais	14,034	16,560

	479,163	582,982
Less-Current portion	375,548	485,958

Long-term portion	103,615	97,024

The advances denominated in Brazilian reais are presented in US$ in the above table at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17. TAXES AND PAYROLL CHARGES PAYABLE

	At December 31,

	2004	2005

Refinanced INSS / FUNRURAL (social security contribution on rural
worker’s)	16,099	56,415
Current taxes (other than on income)	27,918	27,939
Contingent tax and social charges (i)	458,330	542,749

	502,347	627,103

Less-current portion	118,078	113,360

Long-term portion	384,269	513,743

(i) The Company is challenging in Court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payments of such taxes. While awaiting a final decision on each of those cases, the Company is recognizing as expense the total amount of the obligation and accruing interest calculated at the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do if the Company is unsuccessful in these lawsuits. Considering the actual stage of the lawsuits, the Company and its tax consultants and legal counsel reassessed the timeframe of each lawsuit, classifying part of such liabilities in long-term. SELIC represented a nominal variation of 19.05 % in 2005 (2004 - 16.25%) . The principal taxes under discussion in court are as follows:

  The Company is contesting in court certain changes in the rates and rules for the calculation of the PIS (tax on revenue) and COFINS (tax on revenue), determined by Law 9.718/98 from January 1, 1999 (PIS and COFINS) and Law 10.637 from December 30, 2002 (PIS). The Company has accrued since then the total amount of $178,838 (2004 - $129,622).
  The Company is required to pay the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued in the amount of $45,280 (2004 - $26,670).
  In April 1999, the Company obtained a writ of mandamus to offset tax payments (INSS - social security contribution), which were made in August, September and October 1989, against future payments due to a rate increase from 10% to 20%, which was considered unconstitutional. The amount of $21,585 (2004 - $59,014) was accrued as of December 31, 2005. In 2004 included $38,207 of FUNRURAL, it was refinanced January 2005.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

  IPI (federal VAT) - The Company is claiming the right to offset IPI credit on the acquisition of non-taxable or zero-rate raw materials against income and social contribution taxes. The amount of such taxes accrued as of December 31, 2005 is $147,522 (2004 - $114,404).
  The Company is challenging the payment of social contribution tax on export sales. While awaiting a final and definitive decision from higher Brazilian courts, the Company is accruing the total contingency, amounting to $140,977 as of December 31, 2005 (2004 - $102,800).

18. CONTINGENCIES

Based on a case by case analysis of each issue and consultation with its outside legal counsel, the Company has recognized provisions for probable losses for its legal proceedings involving tax, labor and civil matters, as shown below:

	At December 31,

	2004	2005

Labor contingencies (i)	15,738	24,561
Tax contingencies (ii)	4,203	26,682
Civil	1,900	2,274

	21,841	53,517
Less-Current portion	5,866	19,826

Long-term portion	15,975	33,691

(i) The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company until November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2005, approximately 97% of current and former employees have agreed to settlements. Another claim relates to monetary restatements of “Plano Collor” and “Plano Verão”(Brazilian economic plans) of the FGTS (severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990.

(ii) This provision relates to tax and social contributions contingencies resulted from notice of assessments received from the Federal Revenue Department. The company is challenging the applicability of these assessments and waits for a final decision.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

19. LOANS AND FINANCING

Summary

Description	Final Maturity	Currency	Annual interest rate - %	2004	2005

Foreign Currency
Materials acquisition	2011	U.S. dollar	4.12 to 8.05;
			LIBOR plus 1.75 to 2.70	372,418	526,224

	2006	Japanese yen	JIBOR plus 1.05	72,513	31,443

Export financing	2010	U.S. dollar	7.81	-	50,846

Advances on foreign exchange	2006	U.S. dollar	4.50 to 4.80	48,035	96,763
contracts			5.24

Project development	2016	U.S. dollar	LIBOR + 2.50 to 3.50	4,165	182,360

Working capital	2011	Euro	Euribor 6M + 1.5
			3.25 to 3.50	6,094	25.324

	2010	U.S. dollar	3.87 to 7.08;
			LIBOR plus 2.15 to 2.97	496,277	416,677

Property and equipment additions	2005	U.S. dollar	10.15	2,485	-

Subtotal				1,001,987	1,329,637

Local Currency
Project development	2011		TJLP plus 1.00 to 6.00	19,545	13,891

Export financing	2006		TJLP plus 2.20	310,702	201,277

Working capital	2007		115% of the CDI	5,085	5,775

Property and equipment additions	2010		TJLP plus 3.00 to 4.35	1,410	2,842

Subtotal				336,742	223,785

Total debt				1,338,729	1,553,422
Less-Current portion				513,281	475,305

Long-term portion				825,448	1,078,117

LIBOR means London Interbank Offered Rate

The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 9.75% at December 31, 2005 and 2004.

JIBOR means Japanese Interbank Offered Rate

The foreign currency exchange rates (expressed in units per US$1.00) related to the above debt instruments were as follows:

	2004	2005

Brazilian reais	2.6544	2.3407
Euro	1.3612	1.1830
Japanese yen	102.5510	118.0205

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Maturities of long-term debt, including accrued interest, are as follows:

Year	2005

2007	314,653
2008	307,597
2009	201,439
2010	126,412
2011	78,986
2012 and thereafter	49,030

1,078,117

The table below provides the weighted average interest rates on loans by currency as of December 31, 2005:

	2004	2005

U.S. dollars	5.75%	6.53%
Brazilian reais	12.35%	12.28%
Japanese yen	1.14%	1.17%
Euro	2.80%	3.67%

Of the total $1,553,422 indebtedness of the Company as of December 31 2005, $389,015 is collateralized. Of this collateralized amount, $104,702 is related to mortgages on real estate, $120,361 is related to mortgages on machinery, equipment and inventories, $81,399 is guaranteed with bank guarantees and $82,553 is related to Subsidiaries’ financings guaranteed by the Parent Company.

Restrictive covenants

Loan agreements with certain financial institutions, representing $891,025 at December 31, 2005 (2004 - $639,832), $799,457 of which was classified as long-term (2004 - $563,790), contain certain restrictive covenants, in connection with usual market practices, which require that the ratio between net debt and EBITDA (earnings before interest, taxes, depreciation and amortization - measured using BR GAAP figures for all institutions except for IFC which uses US GAAP) ratio cannot be higher than 3:1, the debt service coverage based on the ratio between EBITDA and net financial expenses ratio must be higher than 3:1 and EMBRAER shareholder’s equity must be higher than R$2.3 billion. Especially for IFC, the second covenant mentioned above is calculated utilizing the financial expenses instead of net financial expense.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

In addition, there are other general restrictions related to financial leverage levels, subsidiaries’ level of indebtedness, new pledges of assets, significant changes in ownership control of the Company, sale of assets, dividend payments in case of financing defaults and transactions with affiliates. Under a specific financing contract, there is also a requirement that the Company must have at least 100 firm orders of new aircraft in its backlog.

As of December 31, 2005, the Company was in compliance with all the restrictive covenants.

20. OPERATING AND CAPITAL LEASE OBLIGATIONS

The Company and its subsidiaries lease certain land, equipment, computers and peripherals under non-cancelable agreements classified as operating leases. Rental expense for leased properties under operating leases was $2,558, $2,698 and $2,183 for 2003, 2004 and 2005, respectively.

Future minimum operating lease payments under non-cancelable lease agreements are as follows:

Year	2005

2006	2,416
2007	2,012
2008	1,545
2009	591
2010	588
Thereafter	6,246

13,398

The installations of Embraer Aircraft Customer Services Inc. (“EACS”) are located on land leased under a lease extending through the year 2020. The lease includes a clause which requires EACS to make investments totaling $10 million. This requirement has been fully satisfied and the investment, recorded as property plant and equipment, is being depreciated over the lease term.

Obligations under capital leases mainly relate to the lease of software and equipment with terms ranging from 2005 to 2009 and implicit interest rates which range from 5.7% to 10.1% per annum. The related software and equipment is being depreciated over 5 years. Future minimum lease payments under this lease agreement, including implicit interest, are as follows:

Year	2005

2006	3,133
2007	2,104
2008	355
2009	-
2010	-

Total	5,592
Less-Implicit interest	(623)

Capital lease obligations	4,969
Less-Current portion	(2,753)

Long-term portion	2,216

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

21. INTEREST INCOME (EXPENSES), NET

Interest income and expenses are comprised of:

	2003	2004	2005

Interest expenses:
Interest and commissions on loans	(44,659)	(56,234)	(73,145)
Interest on taxes and payroll charges under litigation
(Notes 17 and 18)	(57,215)	(32,420)	(56,936)
CPMF (tax on bank account transactions)	(12,227)	(13,919)	(17,197)
Interest on refinanced taxes	(450)	(425)	(6,238)
Amortization of deferred credit insurance	(4,655)	(25,584)	(3,002)
Writedown for losses on investments	-	(18,251)	-
Structured financing costs	(4,767)	(3,385)	(9,479)
Tax on interest on foreign loan	(1,961)	(2,794)	(1,654)
Other	(3,761)	(12,158)	(5,279)

	(129,695)	(165,170)	(172,930)

Interest income:
Temporary cash investments	94,562	104,002	109,659
Gain on early extinguishment of loans	-	8,128	36,417
Interest on NTN, trade accounts receivable,
collateralized accounts receivable and guarantee
deposits (Notes 9, 11 and 12)	11,652	44,333	38,422
Discount on advance payments	3,841	1,581	95
Other	4,271	3,055	8,697

	114,326	161,099	193,290

Monetary and exchange variations, net of
gain (loss) on derivatives	(125,386)	(33,929)	(22,032)

Interest income (expenses), net	(140,755)	(38,000)	(1,672)

22. POST-RETIREMENT BENEFITS

Defined Contribution Pension Plan

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees. The plan is a private, defined contribution plan where participation is optional. The plan is administered by a Brazilian pension fund controlled by Banco do Brasil, which is a Company related party. The Company’s and its subsidiaries’ contributions to the plan in 2003, 2004 and 2005 were $5,737, $ 7,500 and $ 9,986, respectively.

Defined Benefit Plans

Embraer Aircraft Holding Inc. - EAH, and some of its subsidiaries, sponsor a defined benefit plan for their employees, which includes a pension plan and a post-retirement health care plan. The pension plan (“Plan”) was amended and restated, effective January 1, 2002, for changes effected by the Economic Growth and Tax Relief Reconciliation Act of 2001 - (“EGTRRA”). The amended and restated plan provides that an employee is not eligible to participate in the Plan if the employee was not first employed by the Company prior to October 1, 2001. In addition, the name of the Plan was changed to the Embraer Aircraft Holding, Inc. Defined Benefit Pension Plan (formerly named the Embraer Aircraft Corporation Defined Benefit Pension Plan). All employees currently enrolled in these plans will be eligible to receive benefits as defined in the respective plans. Retirement benefits are based on compensation levels and the number of years of covered service. The Company makes contributions to the plans as required to meet Internal Revenue Service funding standards.

On September 12, 2003 the pension plan was amended to freeze all accrued benefits and cease all accruals effective December 31, 2003 (the “Curtailment”), as a result there exists a curtailment ratio of 100%. The Curtailment reduced the projected benefit obligation by $7,728 down to the accumulated benefit obligation as of December 31, 2003. This reduction was applied to eliminate the unrecognized transition obligation, the unrecognized service cost and the unrecognized new actuarial loss. The remaining balance was applied to reduce the net periodic benefit cost, which resulted in a positive accrued benefit cost of $608 for the year ended December 31, 2003.

Subsequent to the year ended December 31, 2004, the Company approved the termination of the Embraer Aircraft Holding Defined Benefit Plan. Upon termination, the Plan’s participants will become 100% vested in their accounts and the Plan’s net assets will be distributed to the Plan participants. A termination date will be determined upon regulatory approval.

The expected costs of providing post-retirement medical benefits to an employee and the employee’s beneficiaries and covered dependents are accrued during the years that employees render the necessary service.

The change in benefit obligation for the years ended December 31, 2004 and 2005 is as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	Pension benefits		Other post-retirement benefits

	2004	2005	2004	2005

Benefit obligation - beginning of year	7,965	7,716	4,913	7,120
Service cost	-	-	691	836
Interest cost	479	435	362	436
Plan amendments	-	-	-	-
Effect of curtailment	-	-	-	-
Actuarial (gain) loss	115	749	1,295	577
Participant contributions	-	-	8	14
Benefits paid to participants	(843)	(293)	(149)	(115)

Benefit obligations - end of year	7,716	8,607	7,120	8,868

The change in plan assets for the years ended December 31, 2004 and 2005 is as follows:

	Pension benefits		Other post-retirement benefits

	2004	2005	2004	2005

Fair value of plan assets - beginning
of year	8,573	9,217	1,928	1,968
Employer contributions	654	-	-	44
Actual return on plan assets	833	(149)	181	54
Participant contributions	-	-	8	14
Benefits paid to participants	(843)	(293)	(149)	(115)

Fair value of plan assets - end of year	9,217	8,775	1,968	1,965

The components of accrued benefit cost as of December 31, 2004 and 2005 are as follows:

	Pension benefits		Other post-retirement benefits

	2004	2005	2004	2005

Funded status	1,501	167	(5,152)	(6,903)
Unamortized prior service cost	-	-	(623)	(577)
Unrecognized net (gain) loss	(62)	1,377	1,728	2,299

Prepaid(accrued) benefit cost	1,439	1,544	(4,047)	(5,181)

The prepaid (accrued) benefit cost as of December 31, 2004 and 2005 is included in the caption “other payables and accrued liabilities” in the accompanying balance sheets.

The weighted average assumptions at December 31, 2004 and 2005 are as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	Pension benefits (%)		Other post-retirement benefits (%)

	2004	2005	2004	2005

Average discount rate	6.00	4.89	6.00	5.75
Expected return on plan assets	7.75	6.00	7.75	7.75
Rate of compensation increase	N/A	N/A	N/A	N/A

In the determination of the expected return on plan assets, the long-term rate of return on plan assets for was assumed to be 6.00% for pension benefits and 7.75% for other post-retirement benefits. The Company developed this assumption by calculating an asset-weighted average capital market assumption for each asset class represented in the investment policy and adjusting for investment-related expenses.

The actual allocations for the plan assets by asset category as of December 31, 2005 and 2004 are as follows:

	Pension benefits		Other post-retirement benefits

Asset category	2004	2005	2004	2005

Mutual funds invested primarily in Equity	50%	0%	50%	51%
Mutual funds invested primarily in Debt	50%	0%	50%	49%
Other - Cash	0%	100%	0%	0%

Total	100%	100%	100%	100%

As from January 1, 2005 the Company's investment policy was to invest no more than 50% of the total in diversified mutual funds which are invested primarily in equities and no less than 50% in diversified mutual funds which are invested primarily in fixed income securities. This investment policy has now been revised to invest in all cash considering the pending plan liquidation.

The Company does not expect any employer contribution to be made during 2006 either to the pension or the medical post-retirement health care plans. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to participants:

		Other post-
	Pension	retirement
	benefits	benefits

2006	219	241
2007	231	259
2008	162	274
2009	860	292
2010	233	333
2011 - 2015	2,338	2,601

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The components of net periodic benefit cost as of December 31, 2003, 2004 and 2005 are as follows:

	Pension benefits			Other post-retirement benefits

	2003	2004	2005	2003	2004	2005

Service cost	2,020	-	-	575	691	836
Interest cost	955	479	435	336	362	436
Expected return on plan assets	(671)	(655)	(541)	(134)	(144)	(149)
Amortization of transition obligation	38	-	-	-	-	-
Amortization of prior service cost	44	-	-	(46)	(46)	(45)
Amortization of loss	309	-	-	41	69	100
Effect of curtailment	(2,856)	-	-	-	-	-

Net periodic benefit cost(benefit)	(161)	(176)	(106)	772	932	1,178

The net benefit cost (benefit) is included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 10%, 10% and 9% was assumed for 2003, 2004 and 2005, respectively. The rate is expected to decrease gradually to 5% up to 2009.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point

	Increase	Decrease

Effect on total of service and interest cost components	382	(256)
Effect on the post-retirement benefit obligation	2,179	(1,038)

23. SHAREHOLDERS’ EQUITY

The Company’s preferred shares do not have voting rights but have priority in capital redemption and, in accordance with prevailing corporate law, are entitled to dividends in an amount 10% greater than those payable to the common shares. In connection with the 4th Series Debenture, as stipulated in the debenture indenture, $28,090 of the statutory preferred share capital is legally designated as a capital reserve due to the conversion of such Debentures.

Special common share - golden share

One special common share (golden share) is held by the Brazilian government. As holder of the golden share, the Brazilian government is entitled to the same voting rights as the other

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

holders of common shares. In addition, the golden share carries veto power over the following actions:

  Change of the Company name and corporate purpose.
  Amendment to and/or extension of the Company logo.
  Creation or alteration of military programs, whether or not involving the Federative Republic of Brazil.
  Third-party training in technology for military programs.
  Discontinuance of supply of military airplane maintenance and replacement parts.
  Transfer of share control.
  Any change to the list of corporate actions over which the golden share carries veto power, to the structure and composition of the Board of Directors, and to the rights attributed to the golden share.

Legal reserve

Brazilian corporations are required to allocate 5% of annual net income to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses.

Retained earnings (restricted)

Retained earnings are statutorily restricted by a reserve for discretionary appropriations (“Reserve for Investments and Working Capital”), which was ratified by the Company’s shareholders for plant expansion and other capital projects. The amount restricted is based on an approved capital budget presented by management. After completion of such projects, the Company may elect to retain the amounts in this reserve until the shareholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

At their annual meeting, the Company’s shareholders approved the appropriation of 100% of net income for the year, after allocation to the legal reserve and for dividend distribution, as a reserve for investments and working capital, mainly designated for:

  Research and development - Development of the EMBRAER 170/190 family and a new family of executive jets.
  New technologies, processes and management models in order to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

24. DIVIDENDS

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves entered in the Company's statutory accounting records. As of December 31, 2005, the earnings and reserves available for distribution as dividends, upon approval by the Company's shareholders, were US$305,914 (US$234,849 – 2004). The dividends are calculated using the Brazilian GAAP figures and are paid in Brazilian reais.

In conformity with the Company’s bylaws, shareholders are entitled to minimum dividends equivalent to 25% of annual net income computed in accordance with the BR GAAP. The Company’s preferred shares do not have voting rights but have priority in capital redemption and, in accordance with prevailing corporate law, are entitled to dividends in an amount 10% greater than those payable to the common shares.

The Company has elected to pay interest on shareholders’ equity, calculated on a quarterly basis in accordance with Article 9 of Law No. 9249/95 based on the TJLP (Brazilian long-term interest rate), for deductibility purposes in computing income and social contribution taxes, and charged directly to shareholders’ equity for reporting purposes, in compliance with CVM Instruction No. 207/96. The amount paid to shareholders as interest on shareholders´ equity, net of any withholding tax, may be included as part of any mandatory distributable dividend amount.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Dividends paid are as follows:

	Amounts
	(in thousands)			Dividends per share

Approval date	US$ (*)	R$	Common		Preferred

			US$	R$	US$	R$

2003:
June 16, 2003 - interest on capital	26,503	76,700	0.0349	0.1009	0.0386	0.1103
December 12, 2003 - interest on capital	41,014	118,500	0.0537	0.1552	0.0591	0.1707

Total dividends in 2003	67,517	195,200

2004:
March 12, 2004 - interest on capital	34,723	100,998	0.0455	0.1322	0.0500	0.1454
June 25, 2004 - interest on capital	51,489	160,002	0.0673	0.2092	0.0741	0.2301
September 20, 2004 - interest on
capital	55,959	160,058	0.0731	0.2091	0.0805	0.2300
December 17, 2004 - interest on
capital	61,827	164,115	0.0807	0.2143	0.0888	0.2357

Total dividends in 2004	203,998	585,173

2005:
March 11, 2005 - interest on capital	39,959	106,542	0.0521	0.1389	0.0573	0.1528
June 3, 2005 - interest on capital	47,156	110,836	0.0615	0.1445	0.0676	0.1590
September 16, 2005 - interest on
capital	51,097	113,551	0.0665	0.1478	0.0731	0.1625
December 19, 2005 - interest on
capital	48,247	112,932	0.0627	0.1469	0.0690	0.1616

Total dividends in 2005	186,459	443,861

(*)	Dividends are calculated and paid in Brazilian reais. Amounts in US$ were converted using the exchange rate in effect at each approval date.

25. EARNINGS PER SHARE

Because the preferred and common shareholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders is computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Net income available to preferred shareholders is the sum of the preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, utilizing the treasury stock method.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The computation of basic and diluted earnings per share is as follows:

	In thousands, except per share data and percentages

	At December 31, 2003			At December 31, 2004			At December 31, 2005

	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total

Basic numerator:
Actual dividends declared/paid	21,522	45,995	67,517	64,675	139,323	203,998	58,870	127,965	186,835
Basic allocated undistributed earnings (a)	21,844	46,683	68,527	55,864	120,344	176,208	81,572	177,312	258,884

Allocated net income available for common and preferred shareholders	43,366	92,678	136,044	120,539	259,667	380,206	140,442	305,277	445,719

Basic denominator:
Weighted average shares	242,544	471,228		242,544	474,994		242,544	479,288

Basic earnings per share	0.1788	0.1967		0.4970	0.5467		0.5790	0.6369

Diluted numerator:
Actual dividends declared/paid	21,522	45,995	67,517	64,284	139,714	203,998	58,581	128,254	186,835
Diluted allocated undistributed earnings (a)	21,730	46,797	68,527	55,527	120,681	176,208	81,172	177,712	258,884

	43,252	92,792	136,044	119,811	260,395	380,206	139,753	305,966	445,719

Allocated net income available for common and preferred shareholders	43,252	92,792	136,044	119,811	260,395	380,206	139,753	305,966	445,719

Allocated diluted net income available for common and preferred shareholders	43,252	92,792	136,044	119,811	260,395	380,206	139,753	305,966	445,719

Diluted denominator:
Weighted average shares outstanding	242,544	471,228		242,544	474,994		242,544	479,288
Dilutive effects of stock options (b)	-	3,612		-	4,223		-	3,451

Diluted weighted average shares (c)	242,544	474,840		242,544	479,217		242,544	482,739

Diluted earnings per share	0.1779	0.1957		0.4940	0.5434		0.5762	0.6338

(a)
The Company calculates earnings per share on common and preferred shares under the two-class method. Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, from January 1, 1997 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purposes, allocated undistributed earnings differ for such calculations.

(b)	For purposes of computing diluted earnings per share, outstanding stock options are assumed to be converted into common and preferred shares using the treasury stock method.

(c)	The effect of the preferred stock dividend is reflected retroactively for all of the periods presented for purpose of computing basic and diluted Earnings per Share “EPS”.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

26. STOCK COMPENSATION

On April 17, 1998, the Company’s shareholders approved a stock option plan for management and employees, including those of the Company’s subsidiaries, subject to restrictions based on continuous employment with the Company for at least two years. The Administration Committee, which was appointed by the Board of Directors on the same date, is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares were authorized to be granted up to May 2003. Options were granted with an exercise price equal to the weighted average price of the Company’s preferred shares traded on the BOVESPA (São Paulo Stock Exchange) in the 60 trading days prior to the grant date, increased or decreased by 30%, as defined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day-period. These options generally vest 30% after three years, 30% after four years, and 40% after five years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

As of December 31, 2005, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 19,185,000 preferred shares, net of 815,000 shares which were forfeited, as the grantees are no longer employees of the Company.

During 2003, 2004 and 2005, 3,071,228, 2,296,285 and 3,490,189 options were exercised, in the total amount of $3,961, $3,250 and $12,104 respectively.

In connection with the 14.2106% stock dividend approved at the Extraordinary Shareholders’ Meeting on March 1, 2002, the Administration Committee granted additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. In addition, all non-vested option holders were offered an additional grant of 14.2106% of the options held. The total number of additional options granted was 637,318, with an exercise price of R$14.99 (which was higher than the market price of the preferred stock on the date of grant).

Information regarding options granted to management and employees is shown in the following table (options in thousands):

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	2003		2004		2005

		Weighted
		average		Weighted		Weighted
		exercise		average		average
	Thousands	price	Thousands	exercise	Thousands	exercise
	of options	(R$)	of options	price (R$)	of options	price (R$)

Outstanding at beginning of year	13,132	8.98	9,985	10.55	7,639	12.37
Exercised	(3,056)	3.77	(2,296)	4.15	(3,490)	8.29
Canceled or expired	(91)	13.51	(50)	23.00	(388)	22.00

Outstanding at end of year	9,985	10.55	7,639	12.37	3,761	15.14

Exercisable at end of year	2,032	6.78	3,946	10.22	3,167	13.85

The weighted average grant date fair value of options granted in 2001, the last year in which options were granted, was $5.83. The estimated fair values of the options were computed using the Black-Scholes option pricing model based on the U.S. dollar to Brazilian real exchange rates in effect on the date of grant and using the following weighted average assumptions: 5 years of expected option life; 60% of expected volatility; 3% of dividend yield and 13.4% of risk-free interest rate.

The following table summarizes information about stock options outstanding at December 31, 2005 (options in thousands):

			Weighted
	Number of		average
	outstanding		remaining
Exercise	stock	Options	contractual
price (R$)	options	exercisable	life (years)

1.65	13	13	0.4
5.22	209	209	0.9
8.11	1,155	1,155	1.4
13.70	595	595	1.9
14.99	354	280	2.1
23.00	1,435	915	2.5

The following table summarizes information about outstanding stock options by anticipated vesting date and at December 31, 2005 (options in thousands):

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

			Weighted	Number of
			average	outstanding
			exercise	stock options
Grant dates	Vesting date	Expiration date	price (R$)	(thousands)

November 1999	November 2002	November 2006	5.49	77
May 1999 and 2000	May 2003	May 2006 and 2007	8.30	257
November 1999 and 2000	November 2003	November 2006 and 2007	12.48	186
May 1999, 2000 and 2001	May 2004	May 2006, 2007 and 2008	17.35	784
November 1999 and 2000	November 2004	November 2006 and 2007	10.97	311
May 2000 and 2001	May 2005	May 2007 and 2008	14.24	1,232
November 2000	November 2005	November 2007	13.86	320
May 2001	May 2006	May 2008	22.00	594

Total				3,761

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Since there were no options granted in 2003, 2004 and 2005, there would be no impact if the Company had applied the provisions of SFAS No. 123 “Accounting for Stock-based Compensation”.

27. INCOME TAXES

The following is an analysis of the income tax expense:

	2003	2004	2005

Current	(7,686)	(107,628)	(82,620)
Deferred-
Temporary differences-
Additions	28,653	1,505	39,625
Tax loss carryforwards
Additions ( reversions)	7,023	(6,016)	1,426

Total deferred	35,676	(4,511)	41,051

Income tax (expense) benefit	27,990	(112,139)	(41,569)

The following is a reconciliation of the reported income tax expense (benefit) and the amount calculated by applying the combined statutory tax rate:

	2003	2004	2005

Income before taxes as reported in the accompanying
consolidated financial statements	108,271	493,651	496,910
Combined statutory income tax rate	34%	34%	34%

Tax expense at statutory income tax rate	36,812	167,841	168,949

Permanent differences:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Nondeductible expenses	4,130	1,548	1,882
Translation effects	(49,730)	10,238	(45,587)
Dividends paid as interest on capital	(22,956)	(69,359)	(63,524)
Change in valuation allowance for deferred tax assets	2,238	366	(9,292)
Reversal of tax incentives	(180)	(1,029)	(1,221)
Other	1,696	2,534	(9,638)

Income tax expense (benefit) as reported in the income
statement	(27,990)	112,139	41,569

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	2004	2005

Deferred tax assets on:
Tax loss carryforwards (i)	15,167	7,300
Temporary differences:
Accrual for product warranties and improvements	38,619	44,192
Accrued taxes other than taxes on income	70,802	86,596
Deferred charges, except research and development	123,865	144,591
Other accrued expenses not deductible for tax purposes	73,439	70,661
Difference in bases of property, plant and equipment	8,646	9,346
Difference Inventory basis	21,803	31,999
Post-retirement benefits accrual	883	1,255
Other	26,122	30,975
Valuation allowance (ii)	(12,526)	(3,235)

Total deferred tax assets	366,820	423,680

Deferred tax liabilities on:
Temporary differences:
Difference in bases of property, plant and equipment	(20,319)	(18,175)
Research and development	(131,534)	(157,392)
Other	(20,961)	(11,836)

Total deferred tax liabilities	(172,814)	(187,403)

Net deferred tax asset	194,006	236,276

(i) Tax loss carryforwards are derived from:

	At December 31,

	2004	2005

Brazilian entities	2,641	2,972
Foreign subsidiaries	12,526	4,328

Total	15,167	7,300

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period.

(ii) Valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

Management believes that the recorded valuation allowance reduces deferred tax assets to an amount that is more likely than not to be realized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

28. OTHER OPERATING EXPENSES, NET

Other operating expenses, net are composed of the following income (expense) items:

	For the year ended
	December 31,

	2003	2004	2005

Production process improvements	(13,647)	-	-
Product modifications	(99)	(50)	(253)
Gavião Peixoto	(858)	(31)	(255)
Education, training and professional development (i)	(13,316)	(3,536)	(4,064)
Provision for contingencies	(4,368)	(22,342)	(17,183)
Market value adjustments on used aircraft	(10,434)	(529)	(1,532)
Contractual fines	17,237	1,258	(249)
Expense reimbursement	2,249	2,422	7,589
Other operating expenses from consolidated sales-type	-	(20,766)	(9,938)
leases, net (ii)
Net gain (loss) on sale of investments in sales-type lease
investments	-	3,645	(294)
Insurance recoveries	666	2,210	1,036
Other	(6,490)	(3,553)	(935)

	(29,060)	(41,272)	(26,078)

(i)	Refers to training and professional development of the Company’s employees.

(ii)	Represents a loss from recognized valuation allowance on sales-type lease investments.

29. EXCHANGE GAIN (LOSS), NET

Exchange gains and losses result from the remeasurement of the balance sheet accounts from the local currency to the functional currency as follows:

	2003	2004	2005

Assets:
Cash and cash equivalents	38,240	50,728	54,715
Trade accounts receivable	3,394	136	(1,704)
Other assets	3,550	(354)	7,237

Exchange gain on assets	45,184	50,510	60,248

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Liabilities:
Trade accounts payable	(45,208)	(51,304)	(63,352)
Income taxes	(363)	(548)	(58)
Dividends	(161)	52	(2)
Provisions	(11,026)	(6,798)	(11,018)
Other liabilities	(4,926)	(4,130)	(1,036)

Exchange loss on liabilities	(61,684)	(62,728)	(75,466)

Exchange loss, net	(16,500)	(12,218)	(15,218)

30. RELATED-PARTY TRANSACTIONS

Brazilian Government

PREVI, one of the Company’s controlling shareholders, is controlled by Banco do Brasil, which is controlled by the Brazilian government. As a result, the Company considers Banco do Brasil to be a related party, as well as the Brazilian Air Force and BNDES (National Bank for Economic and Social Development), which are also controlled by the Brazilian government.

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2003, 2004 and 2005, the Brazilian Air Force accounted for approximately 4.4%, 7.1% and 6.2% of the Company’s net sales, respectively. The Company expects to continue to be the primary source of new aircraft and spare parts and services for the Brazilian Air Force.

BNDES and Banco do Brasil have several transactions with the Company, mainly represented by support in debt financing and other ordinary bank transactions, such as being the depositary for part of the Company’s cash equivalents and a provider of certain credit line facilities.

Transactions with such related parties are summarized as follows:

	December 31, 2005

	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	203,587	-	203,587
Trade accounts receivable	120,910	-	-	120,910
Other assets	-	260,764	63,725	324,489

Liabilities

Loans and financing		119,783	209,293	329,076
Recourse and non-recourse debt	-	260,844	558,409	819,253
Advances from customers	18,881	-	-	18,881
Other payables and accrued liabilities	524	-	-	524

Results of operations (for the year ended
December 31, 2005)
Net sales	237,342	-	-	237,342
Interest income	-	27,364	-	27,364
Interest expenses	-	16,503	3,431	19,934

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2004

	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	687,979	55,297	743,276
Trade accounts receivable	43,216	-	-	43,216
Other assets	-	226,174	2,700	228,874

Liabilities

Loans and financing		155,730	327,080	482,810
Recourse and non-recourse debt (i)	-	226,392	779,304	1,005,696
Advances from customers	37,404	-	-	37,404
Other payables and accrued liabilities	2,109	-	-	2,109

Results of operations (for the year ended
December 31, 2004)
Net sales	246,104	-	-	246,104
Interest income	-	23,186	-	23,186
Interest expenses	-	10,264	6,213	16,477

	December 31, 2003

	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	534,061	-	534,061
Trade accounts receivable	25,287	-	-	25,287
Other assets	-	258,451	-	258,451

Liabilities
Loans and financing	-	116,671	66,714	183,385
Recourse and non-recourse debt	-	258,535	1,492,424	1,750,959
Advances from customers	95,588	-	-	95,588
Trade accounts payable	2,028	-	-	2,028

Results of operations (for the year ended
December 31, 2003)
Net sales	106,967	-	-	106,967
Interest income	-	27,786	-	27,786
Interest expenses	-	6,921	4,018	10,939

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

European Aerospace and Defense Group

We also entered into commercial transactions with other shareholders, Thales™, Dassault Aviation, EADS and SNECMA, which together form the European Aerospace and Defense Group (“EADG”). EADG holds approximately 20% of our outstanding voting shares and the right to appoint two members to our Board of Directors. Such transactions represented the purchase of certain equipment and services in the ordinary course of our business and amounted to $14,474, $3,672 and $2,175 for 2003, 2004 and 2005, respectively.

31. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Overview

The Company is primarily engaged in the assembly and sale of aircraft to various markets throughout the world. More than 90% of the Company’s sales are exported and are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local overheads are Brazilian real-denominated. Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by recoverable and payable taxes, cash equivalents and loans in Brazilian reais, targeting to balance its non-U.S. dollar-denominated assets against its non- U.S. dollar-denominated liabilities plus shareholders’ equity in relation to its forecasts of future cash flows.

The Company’s primary market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on a forecast of future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments the Company exposes itself to credit risk, as further discussed in Note 32.

Interest rate risk management

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and Japanese yen. The Brazilian real-denominated debt bears interest at a variable rate based on TJLP, the long-term interest rate in Brazil, and the Japanese yen-denominated debt bears interest at fixed rates or variable rates based on JIBOR.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and Japanese yen/U.S. dollar exchange rates. As previously discussed in the overview section of this Note, the Company aims to hedge its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward and swap contracts to implement this strategy.

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

2005

					Gain/
				Agreed	(loss)
		Notional	Maturity	average	Fair
Purpose	Type	amount	date	rate	value

Import financing	Swap ( interest +	37,904	2006 to	59.82% of	(19,629)
	US$ into R$ + CDI		2008	CDI
	+Fixed interest rate)

Working capital /	Swap (variable	605,901	2007 to	8.05%	3,050
Import financing	interest into fixed		2016
	interest – US$)

Import financing	Swap (JIBOR + JPY	33,541	2006	4.35%	(1,541)
	into US$ + fixed
	interest rate)

Total					(18,120)

2004

					Gain/
				Agreed	(loss)
		Notional	Maturity	average	Fair
Purpose	Type	amount	date	rate	value

Import financing	Swap ( interest +	52,486	2005 to	66.21% of	(14,585)
	US$ into R$ + CDI		2008	CDI
	+Fixed interest rate)

Working capital /	Swap (variable	363,706	2007 to	7.78%	(4,120)
Import financing	interest into fixed		2010
	interest – US$)

Import financing	Swap (JIBOR + JPY	67,083	2006	4.31%	5,615
	into US$ + fixed
	interest rate)

Total					(13,090)

32. CONCENTRATION OF CREDIT RISK

Credit risk is the risk that the Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales discussed in Notes 9 and 34.

Financial instruments which may potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents, (ii) trade and other accounts receivable, (iii) advances to suppliers and (iv) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivative to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to help facilitate customer financing.

33. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar characteristics and remaining maturities.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The estimated fair values of financial instruments are as follows:

	2004		2005

	Carrying	Fair	Carrying	Fair
	amounts	value	amounts	value

Financial assets:
Cash and cash equivalents	963,818	963,818	1,339,159	1,339,159
Temporary cash investments	396,958	396,958	574,395	574,395
Trade accounts receivable, net	685,805	685,805	450,824	450,824
Guarantee deposits (Note 11)	490,077	490,077	546,806	546,806
Held-to-maturity securities	28,054	26,481	31,269	30,311
Derivatives	6,272	6,272	330	330

Financial liabilities:
Loans and financing	1,338,729	1,298,751	1,553,422	1,554,905
Trade accounts payable	559,942	559,942	731,384	731,384
Derivatives	19,362	19,362	18,450	18,450

34. OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company participates in certain off-balance sheet arrangements, including guarantees, repurchase obligations, trade-in and product warranty commitments, as discussed below:

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to serve the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual Value Guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company shall bear the difference between the specific guaranteed amount and the actual fair market value. The Company’s exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The following table provides quantitative data regarding the Company’s guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

Description	2004	2005

Maximum financial guarantees	1,710,251	1,768,030
Maximum residual value guarantees	835,760	878,249
Mutually exclusive exposure (*)	(418,094)	(415,460)
Provisions and liabilities recorded	(97,718)	(54,011)

Off-balance sheet exposure	2,030,199	2,176,808
Estimated proceeds from performance guarantees and underlying
assets	2,038,344	2,127,208

(*)
In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered, and therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 11, as of December 31, 2004 and 2005, the Company maintained escrow deposits in the total amount of $231,051 and $249,673, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Repurchase Options

The Company was contingently liable for repurchasing a number of aircraft sold under sales contracts that provided the customer with the right to sell the aircraft back to the Company in the future, according to defined price rules. These repurchase commitments were canceled in 2004 pursuant to formal amendments entered into with the holders of such options.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. As of December 31, 2005, three commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options upon delivery. The trade-in price is based on third-party appraisals related to the forecasted fair value to each specific aircraft. In 2005, we were required to accept three aircrafts for trade-in.

Product Warranties

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts, and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred, typically expressed as a percentage of revenue. These estimates are based on factors that include, among other things, historical warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

The following table summarizes changes in product and performance provisions during 2005, which are included in other payables and accrued liabilities:

	At		Reductions for	At
	December		payments	December
(US$ million)	31, 2004	Additions	made/reversals	31, 2005

Product warranties	76,088	32,391	(17,575)	90,904
Product improvement
liabilities	38,392	9,533	(7,575)	40,350

35. SEGMENT INFORMATION

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, defense and government, executive aviation and customer services and others.

Commercial aviation segment

The commercial aviation segment includes the development, production and marketing of commercial jets and provision of related support services, principally to the airline industry worldwide. The Company’s products in the commercial aviation segment are organized around product families, including the ERJ 145 family, the EMBRAER 170/190 family and the EMB 120 Brasília.

The ERJ 145 family is composed of the ERJ 135, ERJ 140 and ERJ 145 aircraft, certified to operate with 37, 44 and 50 seats, respectively. These aircraft share approximately 96% of common parts and components.

The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005 and in July 2005 by TCCA, the Canadian certification authority. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005 and by the FAA in September 2005, and the EMBRAER 195 made its

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

maiden flight in December 2004. We are currently conducting the flight test campaigns for the EMBRAER 195 and expect to receive certification by mid-2006.

The EMB 120 Brasília is a 30-seat turboprop aircraft that has been operating since 1985. Since its introduction in 1985 and through December 31, 2005, we have delivered 352 EMB 120 Brasília for the regional market and five EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

The commercial aviation segment is subject to both operational and external risks. Operational risks that can seriously disrupt the Company’s ability to make timely delivery of its commercial aviation aircraft and meet its contractual commitments include execution of internal performance plans, regulatory certifications of the Company's commercial aviation aircraft by the U.S. Government and foreign governments, collective bargaining labor disputes and performance issues with key suppliers and subcontractors.

The Company’s principal operations are in Brazil, with some key suppliers and subcontractors located in the United States, Europe and South America. External risks include adverse governmental export and import policies, factors that result in significant and prolonged disruption to air travel worldwide, and other factors that affect the economic viability of the airline industry. Examples of external risks include the volatility of aircraft fuel prices, global trade policies, worldwide political stability and economic growth, acts of aggression that impact the perceived safety of commercial flight and a competitive industry environment.

Defense and government segment

Operations in the defense and government segment involve research, development, production, modification and support of military aircraft, products and related systems. Although some military aircraft are contracted in the commercial environment, the Company’s primary customer is the Brazilian Air Force. In the defense and government segment, the Company has the following products:

  The Super Tucano - a light attack and training aircraft also know as AL-X,
  The AMX, an advanced ground attack jet, developed and manufactured through an industrial cooperation agreement between Brazil and Italy.
  Intelligence surveillance, and reconnaissance special mission aircraft based on the platform of the ERJ 145. These aircraft include the EMB 145 AEW&C - Airborne Early Warning and Control, the EMB 145 RS - Remote Sensing, and the EMB 145 MP - Marine Remote Sensing.

The Brazilian Air Force is the major customer of the Company’s defense products. A decrease in defense spending by the Brazilian government due to defense spending cuts and general budgetary constraints or other factors could adversely affect the Company’s defense sales and defense research and development.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Executive jet segment

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments – the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, and high net-worth individuals.

Customer services and others

The customer services and others segment relates mainly to (i) after-sales customer support services, including maintenance and training, (ii) aircraft operating leases and (iii) the manufacture and marketing of spare parts for the Company’s aircraft. In addition, the Company sells structural parts and mechanical and hydraulic systems to certain specified customers. The Company also manufactures, on a limited basis and upon customer request, general aviation propeller aircraft and crop dusters.

Other unallocated costs include corporate costs not allocated to the operating segments and include costs attributable to stock-based compensation. Unallocated capital expenditures and depreciation relate primarily to shared services assets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Net sales by geographic area	2003	2004	2005

The Americas without Brazil-
Commercial Aviation	1,457,814	2,189,405	2,250,169
Defense and Government	106,643	92,135	33,927
Executive Aviation	139,203	204,914	155,764
Customer Services and Others	94,715	130,054	145,921

	1,798,375	2,616,508	2,585,781
Brazil-
Commercial Aviation	-	-	-
Defense and Government	102,494	246,104	230,286
Customer Services and Others	18,475	51,332	72,773

	120,969	297,436	303,059
Europe-
Commercial Aviation	68,597	296,885	247,976
Defense and Government	52,560	20,906	8,347
Executive Aviation	36,152	-	100,253
Customer Services and Others	65,260	54,372	202,862

	222,569	372,163	559,438
Others-
Commercial Aviation	-	93,159	207,652
Defense and Government	718	6,622	151,237
Executive Aviation	-	40,800	22,036
Customer Services and Others	829	13,845	703

	1,547	154,427	381,628

Total	2,143,460	3,440,533	3,829,907

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

The following table presents income statement information by operating segment:

Operating income	2003	2004	2005

Net sales-
Commercial Aviation	1,526,373	2,579,449	2,705,797
Defense and Government	262,411	365,767	423,796
Executive Aviation	175,355	245,714	278,054
Customer Services and Others	179,321	249,603	422,260

	2,143,460	3,440,533	3,829,907
Cost of sales and services-
Commercial Aviation	(924,938)	(1,613,028)	(1,867,357)
Defense and Government	(205,793)	(291,400)	(319,428)
Executive Aviation	(124,377)	(181,457)	(188,437)
Customer Services and Others	(79,924)	(181,445)	(296,594)

	(1,335,032)	(2,267,330)	(2,671,816)
Gross profit-
Commercial Aviation	601,435	966,421	838,440
Defense and Government	56,618	74,367	104,368
Executive Aviation	50,978	64,257	89,617
Customer Services and Others	99,397	68,158	125,666

	808,428	1,173,203	1,158,091

Operating expenses-
Commercial Aviation	(345,704)	(348,115)	(425,659)
Defense and Government	(15,719)	(59,782)	(50,267)
Executive Aviation	(38,568)	(28,556)	(44,474)
Customer Services and Others	(34,116)	(36,455)	(32,339)
Unallocated corporate expenses	(109,557)	(156,309)	(97,505)

	(543,664)	(629,217)	(650,244)

Income from operations	264,764	543,986	507,847

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2004	2005

Commercial Aviation	59,471	59,456
Defense and Government	65,220	51,326
Customer Services and Others	11,956	17,148
Unallocated	244,618	260,432

Total	381,265	388,362

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Trade accounts receivable, net	2004	2005

Commercial Aviation	528,691	99,515
Defense and Government	70,008	170,583
Customer Services and Others	87,106	180,726

Total	685,805	450,824

Advances from customers	2004	2005

Commercial Aviation	346,737	440,157
Defense and Government	87,731	85,562
Executive Aviation	17,180	29,540
Customer Services and Others	27,515	27,723

Total	479,163	582,982

36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION.

The following are the supplemental disclosure of cash flow information:

	2003	2004	2005

Cash paid during the year for:
Income taxes	52,821	11,032	21,698
Interest	29,920	53,488	65,964

Non-cash financing and investing transactions:
Assets acquired as capital lease	3,606	427	3,754
Dividends payable	36,561	54,959	42,811
Property, plant and equipment, net (OGMA´s acquisition)			10,286
Loans and Financing (OGMA´s acquisition)			31,730

37. SUBSEQUENT EVENTS

The Extraordinary General Meeting of the shareholders held on March 31, 2006 approved the proposal for corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the Company by its parent Company, Rio

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(Amounts in thousands of U.S. dollars, unless otherwise stated)

Han Empreendimentos e Participações SA. The parent company, which had no operations up to the date of the merger, took on the corporate name of the Company.

The objective of this restructuring is admission into the special share market segment of the São Paulo Stock Exchange called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined Controlling Group, and the capital now comprises only common shares, assuring voting rights for all the shareholders. The relevant fact providing details of this operation was published on January 20, 2006.

* * *