Form 20-F
period 2006-12-31
Embraer - Empresa Brasileira de Aeronautica S.A.
filed 2007-04-23
CIK 1355444

As filed with the Securities and Exchange Commission on April 23, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report [      ]

For the transition period from [      ] to [      ]

Commission file number 333-132289

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
(Exact name of Registrant as specified in its charter)

EMBRAER - Brazilian Aviation Company Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of Incorporation)

Avenida Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing four common shares	New York Stock Exchange

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:

739,903,914 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒    Accelerated Filer ☐  Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

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

Corporate Reorganization

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, former Embraer, ceased to exist and:

•	Embraer (formerly known as Rio Han Empreendimentos e Participações S.A. and renamed Embraer-Empresa Brasileira de Aeronáutica S.A.) succeeded to all rights and obligations of former Embraer,

•	each common share of former Embraer was exchanged for one common share of Embraer,

•	each preferred share of former Embraer was exchanged for one common share of Embraer,

•
each American Depositary Share, or ADS, of former Embraer, each of which represented four preferred shares of former Embraer, was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and

•	the golden share, a special class of common shares of former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common shares of Embraer.

For further information on our corporate reorganization, see “Item 4A. History and Development of the Company—Corporate Reorganization.”

Former Embraer was incorporated as a publicly held company with private participation by the Brazilian government in 1969 and was privatized in 1994. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes. Throughout our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Presentation of Financial and Other Data

Financial Data

Our audited financial statements at December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 are included in this annual report and have been audited by Deloitte Touche Tohmatsu.

Our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have not been included in this annual report.

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

Pursuant to SFAS 52 as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

In our 2004, 2005 and 2006 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

As a result of the reconciliation of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and accounting principles generally accepted in Brazil, or Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

As a result of the listing of our common shares on the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), beginning in June 2008 we will be required to either translate into English our quarterly financial statements, including cash flow statements, prepared in accordance with the Brazilian Corporate Law, or prepare such quarterly financial statements in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards, or IFRS.

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jets” refers to narrow body jet aircraft with 30-60 passenger seats;

•	the term “mid-capacity jets” refers to jet aircraft with 70-120 passenger seats. All of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets;

•	the terms “very light jet” and “light jet” refer to executive jets that carry from six to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “ultra-large” refers to executive jets that have longer range and over-sized cabin space and carry, on average, 19 passengers; and

•
the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude one EMB 145 delivered to the Belgian government in 2002 and two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2003 and 2004. These aircraft have been included in our defense and government data. In July 2005, we started to include the number of aircraft sold by the defense and government segment to state-owned airlines, such as TAME and Satena, in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•
continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including our new executive jets, the Phenom 100, Phenom 300 and Lineage 1000), and our defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and of our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation; and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors such as those risks described in “Item 3D. Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following table presents our selected financial and other data at and for each of the periods indicated. The selected financial data at December 31, 2005 and 2006 and for the three years ended December 31, 2006, 2005 and 2004 are derived from our consolidated U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our U.S. GAAP financial statements audited by Deloitte Touche Tohmatsu. See “Introduction—Presentation of Financial and Other Data—Financial Data.”

	At and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share/ADS data)
Income Statement Data
Net sales	US$2,525,800	US$2,143,460	US$3,440,533	US$3,829,907	US$3,807,403
Cost of sales and services	(1,531,720)	(1,335,032)	(2,267,330)	(2,671,816)	(2,736,234)
Gross profit	994,080	808,428	1,173,203	1,158,091	1,071,169
Operating expenses
Selling expenses	US$(211,015)	US$(206,246)	US$(342,883)	US$(269,747)	US$(374,140)
Research and development	(158,499)	(173,216)	(44,506)	(93,166)	(112,743)
General and administrative expenses	(109,673)	(114,743)	(139,357)	(205,202)	(235,505)
Employee profit sharing	(25,222)	(20,399)	(61,199)	(56,051)	(42,719)
Other operating expense, net	(20,498)	(29,060)	(41,272)	(26,079)	1,677
Total operating expenses	US$(524,907)	US$(543,664)	US$(629,217)	US$(650,245)	US$(763,430)

Income from operations	US$469,173	US$264,764	US$543,986	US$507,846	US$307,739
Non-operating income (expense)
Interest income (expenses), net	US$80,456	US$(140,755)	US$(38,000)	US$(1,672)	US$140,525
Exchange loss, net	(135,647)	(16,500)	(12,218)	(15,218)	(4,098)
Other non-operating income (expenses), net	(1,394)	711	(117)	9,050	–
Total non-operating income (expense)	US$(56,585)	US$(156,544)	US$(50,335)	US$(7,840)	US$136,427

Income before income taxes	US$412,588	US$108,220	US$493,651	US$500,006	US$444,166
Income tax benefit (expenses)	US$(188,502)	US$27,990	US$(112,139)	US$(41,569)	US$(44,412)
Income before minority interest and equity in income (loss) from affiliates	US$224,086	US$136,210	US$381,512	US$458,437	US$399,754
Minority interest	(1,883)	(217)	(1,306)	(9,622)	(9,580)
Equity in income (loss) from affiliates	389	51	—	(3,096)	(34)
Net income	US$222,592	US$136,044	US$380,206	US$445,719	US$390,140

Earnings per share
Common share - basic (1) (3) (6)	US$0.30	US$0.18	US$0.50	US$0.58	US$0.53
Preferred share - basic (1) (3) (6)	0.33	0.20	0.55	0.64	–
ADS - basic (1) (3) (6)	1.32	0.79	2.18	2.55	2.11
Common share - diluted (2) (3) (6)	0.30	0.18	0.49	0.58	0.53
Preferred share - diluted (2) (3) (6)	0.33	0.20	0.54	0.63	–
ADS - diluted (2) (3) (6)	1.31	0.78	2.17	2.54	2.10
Dividends per share
Common share (3) (4) (5) (6)	US$0.173256	US$0.088174	US$0.239678	US$0.260803	US$0.212420
Preferred share (3) (4) (5) (6)	0.190578	0.096991	0.263645	0.286880	–
ADS (3) (4) (5) (6)	0.762312	0.387964	1.054580	1.147520	0.849680
Weighted averaged number of shares outstanding
Common share - basic (3) (6)	242,544	242,544	242,544	242,544	739,904
Preferred share - basic (3) (6)	454,414	471,228	474,994	479,288	–
Common share - diluted (3) (6)	242,544	242,544	242,544	242,544	742,903
Preferred share - diluted (3) (6)	459,415	474,840	479,217	482,739	–

Balance Sheet Data
Cash and cash equivalents	US$656,822	US$1,265,820	US$963,818	US$1,339,159	US$1,209,396
Temporary cash investments	—	4,320	396,958	574,395	555,795
Other current assets	1,856,301	2,076,726	2,514,733	2,701,968	2,994,530
Property, plant and equipment, net	436,715	402,663	381,265	388,362	412,244
Other long-term assets	1,335,626	2,331,006	1,825,625	1,928,561	2,143,736
Total assets	US$4,285,464	US$6,080,535	US$6,082,399	US$6,932,445	US$7,315,701
Short-term loans and financing	244,526	517,014	513,281	475,305	503,047
Other current liabilities	1,397,407	1,929,181	1,802,820	2,179,131	2,515,751
Long-term loans and financing	308,110	526,728	825,448	1,078,117	846,104
Other long-term liabilities	1,237,015	1,925,776	1,565,539	1,532,863	1,512,604
Minority interest	8,226	12,611	21,443	46,775	63,914
Shareholders’ equity	1,090,180	1,169,225	1,353,868	1,620,254	1,874,281
Total liabilities and shareholders’ equity	US$4,285,464	US$6,080,535	US$6,082,399	US$6,932,445	US$7,315,701

	At and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share /ADS data)
Other Financial Data

Net cash provided by (used in) operating activities	US$575,653	US$239,634	US$(398,846)	US$346,909	US$386,933
Net cash used in investing activities	(104,216)	(72,667)	(59,104)	(50,496)	(179,518)
Net cash provided by (used in) financing activities	(352,435)	403,791	105,220	24,916	(395,103)
Depreciation and amortization	55,602	58,877	59,685	61,491	63,859

(1)	Based on weighted average number of shares outstanding. See Note 25 to our consolidated financial statements.

(2)	Based on weighted average number of shares outstanding and the effects of potentially dilutive securities. See Note 25 to our consolidated financial statements.

(3)	Restated to give effect to the issuance on March 1, 2002, in the form of a share dividend, of 0.142106 new shares for each existing share.

(4)	Includes interest on shareholders’ equity.

(5)
Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which distributions were approved during the period. The dividends to the ADSs were adjusted from the total amount paid to the shares multiplied by four.

(6)
As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of former Embraer was exchanged for one common share of Embraer and each ADS of former Embraer was exchanged for one ADS of Embraer.

	2002	2003	2004	2005	2006
Other Data:
Aircraft delivered during period (1):
To the Commercial Aviation Market
EMB 120 Brasília	—	—	—	—	—
ERJ 145	82	57	87 (5)	46	12
ERJ 135	3	14	1 (1)	2	—
ERJ 140	36	16	—	—	—
EMBRAER 170	—	—	46	46(1)	32(2)
EMBRAER 175	—	—	—	14	11(1)
EMBRAER 190	—	—	—	12	40
EMBRAER 195	—	—	—	—	3
To the Defense and Government Market
EMB 120 Brasília	—	—	—	—	—
Legacy	1	—	—	6	—
EMB 135	—	—	—	—	—
EMB 145	1	1	1	1	—
EMBRAER 170	—	—	—	—	4(1)
EMBRAER 190	—	—	—	—	1
EMB 145 AEW&C/RS/MP	5	3	6	1	—
EMB 312 Tucano / AL-X/ Super Tucano	—	—	7	24	14
AM-X	—	—	—	—	—
To the Executive Aviation Market
Legacy 600	8	11 (2)	13	14	27
EMB 135	—	2	—	—	—
To the General Aviation Market
Light Propeller Aircraft	25	46	70	31	10
Total delivered	161	150	231	197	154
Aircraft in backlog at the end of period:
In the Commercial Aviation Market (2)
EMB 120 Brasília	—	—	—	—	1
ERJ 145	109	144	66	10	53
ERJ 135	31	17	17	15	1
ERJ 140	116	20	20	20	-
EMBRAER 170	88	120	112	104	29
EMBRAER 175	—	—	15	8	74
EMBRAER 190	—	110	155	178	264
EMBRAER 195	30	15	15	29	43
In the Defense and Government Market
EMB 145 AEW&C/RS/MP	10	7	1	—	—
EMB 312 Tucano/EMB 314/EP Super Tucano	86	76	69	93	80
EMB 145	—	1	—	—	—
EMB 135 .	—	—	—	—	—
Legacy 600 .	—	5	5	—	1
EMBRAER 170/ EMBRAER 190.	—	—	—	3	—
In the Executive Aviation Market
Legacy 600/Phenom/Lineage	58	27	4	15	384
In the General Aviation Market
Light Propeller Aircraft	—	11	25	6	0
Total backlog (in aircraft)	528	553	504	481	930
Total backlog (in millions)	US$9,034	US$10,591	US$10,097	US$10,383	US$14,806

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.

(2)	Since December 31, 2006, we have received five additional firm orders for our EMBRAER 170/190 jet family and six options for the EMBRAER 190 aircraft were converted into firm orders for that aircraft.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At April 18, 2007, the commercial selling rate for U.S. dollars was R$2.0365 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average (1)	Period-end
Year ended December 31,
2002	2.2709	3.9552	2.9982	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007 (through April 18)	2.0231	2.1556	2.0886	2.0365

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Month ended
October 31, 2006	2.1331	2.1676	2.1504	2.1430
November 30, 2006	2.1353	2.1870	2.1612	2.1668
December 31, 2006	2.1380	2.1693	2.1537	2.1380
January 31, 2007	2.1247	2.1556	2.1402	2.1247
February 28, 2007	2.0766	2.1182	2.0974	2.1182
March 31, 2007	2.0504	2.1388	2.0813	2.0504
April 30, 2007 (through April 18)	2.0231	2.0478	2.0355	2.0365

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.

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

In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers, reduced their flight schedules for the long-term and announced significant lay-offs, and a number of airlines filed for bankruptcy protection. As a result, we agreed to modify, between 2001 and 2004, certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial aircraft, executive jet and government transportation aircraft deliveries. In 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. See also Note 8 to our consolidated financial statements for additional information on the bankruptcy of US Airways and its effect on us. In 2003 and 2004, we also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$40.6 million and US$16.0 million, respectively.

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

We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the commercial airline industry as a whole and on our business in particular. If one of our customers experiences a business downturn, cannot obtain financing or otherwise seeks to limit its capital expenditures, that customer could defer or cancel its purchase of our commercial aircraft or change its operating requirements. Because our commercial aircraft represent the majority of our net sales, sales of our other products would not be able to offset a reduction in sales of our commercial aircraft. Future delays or decreases in the number of commercial aircraft delivered in any year would likely reduce our sales and revenue, and, consequently, our profitability, for that year.

We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of March 31, 2007, 100% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to Chinese costumers including the HNA Group. The aircraft will be assembled by our joint venture Harbin Embraer Aircraft Industry Company Ltd., formed with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II.

In addition, at the same date, 53.9% of our firm orders in backlog for the EMBRAER 170/190 jet family were attributable to JetBlue Airways, US Airways, and Northwest Airlines, in North America, as well as the HNA Group, in China. We believe that we will continue to depend on a limited number of large customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

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

Defense aircraft. The Brazilian Air Force is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for 31.4% of our defense and government sales for the year ended December 31, 2006. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and government sales and defense research and development funding. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, wings, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delays and expenses. This dependence makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large number of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. We recently learned that one of our suppliers could face delays in the delivery of equipment for one of our defense products due to export control requirements. We are closely monitoring this situation. Although we work closely with and monitor the production process of our risk-sharing partners and suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules could affect our ability to deliver new aircraft to customers in a timely manner.

Our aircraft sales are subject to cancellation provisions that may reduce our cash flows.

A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•
failure of a customer to receive financing, when required, with respect to any aircraft at the scheduled delivery date, in which case the customer can cancel the order for the particular aircraft to be delivered or terminate the contract with respect to all undelivered aircraft; or

•	production rate shortfalls.

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

In connection with the signing of a purchase agreement for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. In 2006, we were required to accept two aircraft for trade-in and at December 31, 2006, thirteen additional commercial aircraft were subject to trade-in options. Other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We have in the past guaranteed, and may in the future guarantee, the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 21% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers that are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,122.0 million as of December 31, 2006. For further discussion of these off-balance sheet arrangements, see Note 34 to our consolidated financial statements. We have deposited US$272.7 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2006) and from other offsetting collections, such as cash deposits, would be US$2,177.4 million as of December 31, 2006. As a result, we would be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if the future value of the relevant aircraft is significantly lower than the guaranteed amount or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. For example, in 2004, we recorded a charge against income in an amount of US$16.0 million, based on our risk assessment, on an individual aircraft basis, for the issued guarantees. Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow that year.

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

The Brazilian government was invited to participate, as a full negotiating party, in the Aircraft Sector Understanding of the OECD Arrangement on Guidelines for Officially Supported Export Credits. In case an agreement is reached, these guidelines will define the terms and conditions for official support in the area of export credits, including sales financing and loan guarantees, with the objective to establish a “level playing field” among all commercial aircraft manufacturers. As this is an on-going negotiating process among all OECD countries and Brazil, we cannot assure you, at this time that any agreement will be reached.

Any future government subsidies supporting Bombardier or any of our other major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.

In addition to the ProEx program, we rely on the BNDES-exim program, also a government-sponsored financing program, to assist customers with financing. This program provides our customers with direct financing for Brazilian exports of goods and services. From 1996 through 2006, approximately 32% of the total value of our export sales was subject to financing by the BNDES-exim program. As government-sponsored programs, the ProEx program and the BNDES-exim program rely on funds allocated from the Brazilian national budget. Therefore, the funds available to our customers under these programs will be affected by currency fluctuations and other political and economic developments in Brazil and the international capital markets. See “—Risks Relating to Brazil.” For example, the decrease in the amounts available under the ProEx program in 2001 caused us to make other financing arrangements for affected customers. In addition, from time to time, government-sponsored financing programs such as BNDES-exim can be subject to challenges. We cannot assure you that the Brazilian government will continue to sponsor and/or fund these programs or that funds under these or other similar programs will be available to our customers. The loss or significant reduction of funds available under one or either of these programs, without an adequate substitute, could lead to fewer sales and has caused and may continue to cause us to compensate our customers for their additional financing costs, resulting in lower profitability for us.

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

We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$298.8 million as of December 31, 2006 and we expect to receive an additional US$74.9 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2006, US$209.6 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$89.3 million of the total cash contributions already received. We expect the EMBRAER 195 to receive certification from the FAA by mid-2007, and the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively.

If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market the remaining aircraft in our EMBRAER 170/190 jet family or our Phenom 100 and Phenom 300 aircraft.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus S.A.S. and Bombardier Inc., all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we do. Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus S.A.S., produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family competes, thereby increasing the competitive pressures in that segment. These companies also have significant technological capabilities and greater financial and marketing resources.

Some of our competitors may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. For example, in 2001, Bombardier began delivery of its 70-seat regional jet prior to the initial deliveries of the EMBRAER 170. As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. We cannot assure you that we will be able to compete successfully in our markets in the future.

We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of December 31, 2006, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$523.6 million, which is included as a liability (taxes and payroll charges) on our balance sheet. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 17 to our consolidated financial statements.

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

Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries, in which our customers are located, including the Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority would prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. It is impossible to foresee how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy in the past; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil.

These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of the common shares and ADSs.

Brazil has experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, and 3.8% in 2006 (as measured by Índice Geral de Preços - Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and ADSs.

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

The real depreciated against the U.S. dollar by 9.3% in 2000 and 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the real appreciated 8.1%, 11.8%, 8.7% and 4.1% against the U.S. dollar in 2004, 2005, 2006 and the first three months of 2007, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again.

Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

Developments and perceptions of risk in other countries, especially emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our common shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to our Common Shares and ADSs

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

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (i) 35% or more of the total shares issued by us or (ii) other rights over shares issued by us that represent more than 35% of our capital, to make a public tender offer to purchase all of our shares on the terms specified in our bylaws, or to sell all of such shareholders’ shares that exceed the 35% limit, in either case, as required by the Brazilian government. If the request is approved, such shareholder or group of shareholders must commence the public tender offer within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell such number of common shares within 30 days so that the holding of such shareholder or group of shareholders is less than 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our board of directors and our shareholders in a shareholders’ meeting convened for this purpose, and with the consent of the Brazilian government, as holder of the golden share.

The absence of a single, controlling shareholder or group of controlling shareholders may render us susceptible to shareholder disputes or other unanticipated developments.

The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management team, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Our bylaws contain provisions that limit the voting rights of certain shareholders including non-Brazilian shareholders.

Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Voting Right of Shares— Common Shares—Limitation on the Voting Rights of Certain Holders of Common Shares.”

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares— Common Shares —Limitation on the Voting Rights of Non-Brazilian Shareholders.”

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

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired.

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

Sales of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of our common shares and ADSs. In connection with the secondary offering of our shares by certain of our shareholders in February 2007, Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, Fundação Sistel de Seguridade Social, or SISTEL and BNDES Participações S.A.—BNDESPAR, have agreed, subject to certain exceptions, not to, for 90 days as of February 6, 2007, without the prior consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated on behalf of the international underwriters (1) offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock, including in the form of ADSs or any securities convertible into, exercisable or exchangeable for such shares or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any share of our capital stock. Our directors and officers have agreed to substantially similar lock-up provisions, subject to certain exceptions. After the expiration of the lock-up period, common shares owned by these shareholders become, subject to applicable law, eligible for sale. As a consequence of sales by existing shareholders, the market price of the common shares and, by extension, the ADSs may decrease significantly. As a result, the holders of the ADSs and/or common shares may not be able to sell their securities at or above the price they paid for them.

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

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

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

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes. Through our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190 were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 600, a line of executive jets in the super-midsize category based on our ERJ 135 platform, and the Phenom 100, Phenom 300 and Lineage 1000 which are products in the very light jet, light jet, and utra-large jet categories, respectively. For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

Corporate Reorganization

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, former Embraer, ceased to exist and:

•	Embraer (formerly known as Rio Han Empreendimentos e Participações S.A. and renamed Embraer-Empresa Brasileira de Aeronáutica S.A.) succeeded to all rights and obligations of former Embraer,

•	each common share of former Embraer was exchanged for one common share of Embraer,

•	each preferred share of former Embraer was exchanged for one common share of Embraer,

•
each American Depositary Share, or ADS, of former Embraer, each of which represented four preferred shares of former Embraer, was exchanged for one ADS of Embraer, each of which represents four common shares of Embraer, and

•	the golden share, a special class of common shares of former Embraer held by the Federative Republic of Brazil, was exchanged for a special class of common shares of Embraer.

Former Embraer was incorporated as a publicly held company with private participation by the Brazilian government in 1969 and was privatized in 1994. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial aviation, executive jet and defense and government purposes. Throughout our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name ThalesTM, and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, which we refer to collectively as the European Aerospace and Defense Group, purchased 20% of the outstanding common stock of Embraer from our existing common shareholders at that time. Most of the common stock purchased was owned by our former controlling shareholders.

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our board of directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders in connection with our corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our board of directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be strategic shareholders of Embraer. As of March 31, 2007, each of Dassault and Safran individually held shares representing 0.9% and 1.1% of our total capital stock, respectively. Thales sold all of its shares in October 2006 and EADS sold all of its shares at a secondary offering in February 2007.

The relationship that developed as a result of the alliance between the European Aerospace and Defense Group and us, allowed us to develop several business opportunities. For example, our alliance with the European Aerospace and Defense Group led us with EADS to acquire a 65% interest in OGMA- Indústria Aeronáutica de Portugal S.A., or OGMA, and also resulted in the integration by us of ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business. See also Note 12 to our consolidated financial statements for additional information on our acquisition of OGMA.

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry, including any of the members of the European Aerospace and Defense Group.

Joint Ventures and Acquisitions

In December 2002, we formed a joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the assembly, sale and after-sale support of the ERJ 145 regional jet family in China. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd.

In March 2005, a consortium formed by Embraer and EADS acquired 65% of OGMA’s shares through a newly created holding company, AIRHOLDING, SGPS, S.A. At that time Embraer held 99% of the equity in the holding company and EADS held the remaining 1%. Further, in March 2006, EADS exercised its option to increase its interest and currently holds 30% of the equity in the holding company. OGMA is a major representative of the aviation industry in Europe, offering services that include the maintenance repair and overhaul of civil and military aircraft, engines and parts, assembly of structural components and engineering support. See also Note 12 to our consolidated financial statements for additional information on our acquisition of OGMA.

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, beginning when the Phenom 100 enters into service, which is expected to occur in 2008. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

Research and Development Costs and Capital Expenditures

Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$44.5 million in 2004, US$93.2 million in 2005 and US$112.7 million in 2006 - net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 1.3% in 2004, 2.4% in 2005 and 2.9% in 2006. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also because of the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 87% of our research and development costs are real-denominated The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 8.7% appreciation of the real against the U.S. dollar during the period and was partially offset by revenues of US$57.0 million, received under an agreement with Kawasaki Heavy Industries Ltd., or KHI, and Kawasaki Aeronáutica do Brasil Ltda., or KAB, in 2006 (pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft) as well as by cash contributions from our risk-sharing partners in the amount of US$36 million as a result of the fulfillment of certain contractual milestones. See “—Products—EMBRAER 170/190 Jet Family.” Most of our research and development expenses are associated with a particular program, whether commercial or executive aviation. We do not record an expense for research and development of defense programs as these expenses are funded by the Brazilian government and other government customers.

In May 2005, we announced our plans to expand our executive jet product portfolio with jets for the very light and light categories, the Phenom 100 and Phenom 300, respectively. Total research and development and capital expenditures relating to the new jets are expected to be approximately US$235.0 million. This program has been funded by risk-sharing partners, financial institutions and our own cash generation. The Phenom 100 is expected to enter service in mid-2008 and the Phenom 300 is expected to enter service in mid-2009.

In May 2006, we launched another executive jet, the Lineage 1000, in the ultra-large category. The Lineage 1000 will be based on the platform of the EMBRAER 190 aircraft and is expected to enter service in mid-2008. Total research and development and capital expenditures relating to the Lineage 1000 are expected to be approximately US$60.0 million.

In 2007, we expect research and development costs to total approximately US$237.0 million, excluding contributions from risk-sharing partners, but including US$127 million in costs related to the development of our new executive jets, US$51 million in costs related to our commercial aviation programs and US$59 million in costs related to the development of technology. The increase in research and development costs in 2007 is mainly related to the development of our new executive jets.

Our investments in property, plant and equipment totaled US$50.1 million in 2004, US$51.8 million in 2005 and U$$90.8 million in 2006. These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models. In 2007 and 2008, we expect investments in property, plant and equipment to total approximately US$194.0 million and US$117.0 million, respectively, which will primarily be related to construction of facilities, improvements to our plant and production facilities for the production of the EMBRAER 170/190 jet family, our defense aircraft, our executive jets and expansion of our customer services operations.

4B.  Business Overview

We are one of the leading manufacturers of commercial aircraft in the world, based on 2006 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets. Our commercial aviation business accounted for 64.4% of our net sales in 2006. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have also sold aircraft to military forces in Europe, Asia and Latin America. Our defense and government business accounted for 6.0% of our net sales in 2006. We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the very light, light, and ultra-large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Our executive jet business accounted for 15.3% of our net sales in 2006. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. Other related businesses, which include customer services, accounted for 14.3% of our net sales in 2006. For the year ended December 31, 2006, we generated net sales of US$3,807.4 million, of which more than 90% was U.S. dollar-denominated. On March 31, 2007, we had a total firm backlog in orders of US$15.0 billion, including 454 aircraft sold by the commercial aviation segment.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-120 seat jets with a strong global customer base. We have sold our regional and mid-capacity jets to 57 customers in the five continents of the world. Our customers include some of the largest and most significant regional, low-cost airlines and commercial carriers in the world.

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

Benefits of Funded Development of Defense Products. Historically, research and development costs related to defense aircraft have been funded in large part by Brazilian government contracts and have had an important role in our engineering and industrial development. For instance, the AM-X program developed for the Brazilian Air Force in the 1980’s established the basic knowledge for the ERJ 145 jet family developed a decade later. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell proven defense products developed for the Brazilian Air Force to other military forces.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships that are designed to minimize costs, allow us to increase or decrease our production in response to market demand without significantly impacting our margins.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. 20.5% of our workforce is comprised of engineers. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

Looking to continue to grow our business and to increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of March 31, 2007, we had almost 1,000 units of the ERJ 145 jet family in operation. We are currently evidencing increased demand for the ERJ 145 jet family in the secondary market due to its reliability and strong operating benefits. We believe that airlines can continue to benefit from this regional jet family, which we believe has helped our customers over the last ten years to pursue their goal of achieving profitable operations. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, as well as with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2007, we were leaders in the 70-120 seat segment. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the “very light” to the “ultra large” categories. We have developed the Legacy 600, a “super mid-size” jet and are developing executive jets in the “very light,” “light” and “ultra large” segments, respectively, the Phenom 100, Phenom 300 and Lineage 1000. We have endeavored to understand and respond to market and customer needs, continually improving the product and customer support for our executive jets. In this sense, we plan to further expand our customer support worldwide, through the expansion of our own operations and also through agreements with authorized service centers.

Continue to Pursue Market Niche Opportunities in the Defense and Government Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in countering present threats which are a global concern, such as terrorism, drug dealing and weapon smuggling.

Continuing Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by the expansion of our Nashville, Tennessee, maintenance, repair and overhaul, or MRO, facility, and the acquisition of OGMA, an MRO facility in Portugal, which we began operating in March 2005. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and agreements with authorized service centers.

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 64.4% of our net sales for the year ended December 31, 2006.

Products

We developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, we developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which we began delivering in the second half of 2001. We believe that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. We are continuing to develop our 70-122 seat platform, the EMBRAER 170/190 jet family, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

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

The ERJ 145 is also available in a long-range, or LR, version, and, in response to customer requests, we have developed an extra-long-range, or XR, version of the aircraft. The ERJ 145 LR features a larger fuel tank, more powerful engines and greater range than the standard version. The ERJ 145 LR, which was certified by the Brazilian aviation authority, the FAA and the European aviation authority in 1998, and by the Chinese aviation authority in November 2000, uses engines that deliver 15% more thrust, allowing the fully loaded aircraft to operate on routes of up to 1,550 nautical miles. The ERJ 145 XR features a new and updated turbofan engine, increased capacity fuel tanks and winglets. The ERJ 145 XR, which was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002, offers reduced fuel consumption, a maximum, fully loaded range of 2,000 nautical miles and enhanced operational capabilities for hot weather and high altitudes. Deliveries of the ERJ 145 LR began in February 1998, and deliveries of the ERJ 145 XR began in October 2002.

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

The ERJ 135 has a maximum operating speed of Mach .78, or 450 knots, and a maximum fully loaded range of 1,330 nautical miles in its standard version. The ERJ 135 uses the same engines, sophisticated flight instruments, digital flight control systems and body design as the ERJ 145. The ERJ 135’s fuselage is 11.6 feet shorter than the ERJ 145’s. The ERJ 135 is also available in a LR version, with maximum fully loaded range of l,700 nautical miles. The LR version received certification simultaneously with the standard version and began deliveries in August 1999.

We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and is manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The ERJ 140 has a maximum fully loaded range of 1,230 nautical miles in its standard version. The ERJ 140 is available in a LR version, with maximum fully loaded range of 1,630 nautical miles. We began delivering the ERJ 140 in July 2001.

The ERJ 145 regional jet family allows for standardized pilot certification and maintenance procedures.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers with a choice of four aircraft in the mid-capacity passenger range. The EMBRAER 170 is a 70-80 seat jet and the EMBRAER 175 is a 78-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 108-122 seat jet.

The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, by the FAA in September 2005 and by EASA in June 2006. The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006 and by EASA in July 2006. We expect this aircraft to receive certification from the FAA by mid-2007.

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

The EMBRAER 170/190 jet family’s principal features are:

•
Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,700 and 1,600 nautical miles, respectively, and each is available in LR versions, with maximum fully loaded ranges of 2,000 and 1,800 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,700 and 1,500 nautical miles, respectively, and will be available in LR versions with maximum fully loaded ranges of 2,300 and 2,100 nautical miles, respectively.

•	Ground servicing. The under-wing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•
Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the existing mid-capacity jets of our competitors, including those mid-capacity jets that are in the development stage.

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985. Since its introduction in 1985 and through December 31, 2006, we have delivered 352 EMB 120 Brasília for the regional market and five EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

While we have focused our efforts on the U.S. and European markets to date, we also have customers in the Middle East and Asia, including China. We have achieved a diverse, global customer base for our aircraft, principally in the commercial airline market. Our major customers for commercial aircraft include some of the largest regional and low-cost airlines in the world. As of March 31, 2007, our largest customers were JetBlue Airways, US Airways, the HNA Group and Northwest Airlines. For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on a small number of key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our consolidated financial statements for additional information on our largest customers.

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

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France, Ft. Lauderdale, Florida, Beijing, China and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which has secured 66 firm orders for aircraft of this family from Chinese airlines since the beginning of 2004, 13 of which were delivered as of March 31, 2007.

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

Our options generally provide our customers the right to purchase an aircraft in the future at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase agreement. Once a customer decides to exercise an option, we account for it as a firm order. On occasion, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders. On occasion, we have also allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial aircraft family.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

30-60-seat category

The main competitors of the ERJ 145 regional jet family are:

•	the ATR-42, manufactured by ATR G.I.E., a joint project of Italy’s Alenia Aerospaziale and EADS; and

•	the DHC-8-200 and the DHC-8-300, manufactured by De Havilland, Bombardier.

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

61-90-seat and 91-120-seat categories

We currently face our strongest competition in the 61-90- and 91-120-seat categories.

We currently compete with the following aircraft in these categories:

•	De Havilland’s DHC-8-400, a 72-seat turboprop, produced by Bombardier;

•	ATR’s ATR72, a 72-seat turboprop;

•	Bombardier’s CRJ-700, a 70-seat regional jet, which was first delivered in January 2001, and its CRJ-900 aircraft, which seats 85 passengers and began deliveries in January 2003;

•	Bombardier’s CR-1000, an 100-seat regional jet launched in February 2007, with first deliveries scheduled to take place in the second half of 2009;

•	Airbus’ A318, a 100-plus-seat jet, which was certified by the EASA in December 2005; and

•	Boeing’s 737-600, a 100-plus-seat jet.

We expect to compete with the following aircraft in these categories:

•	Sukhoi’s RRJ, a 65-, 75- and 95-seat regional jet, which is scheduled to enter into service at the end of 2008; and

•	AVIC I’s ARJ21, a 90- to 110-seat regional jet, which is scheduled to enter into service in 2009.

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

Defense and Government Business

We design, develop, integrate and manufacture a wide range of defense and government products, principally transport, training, light attack and surveillance aircraft. We are the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. We also have sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico. At December 31, 2006, we had sold 538 defense aircraft to the Brazilian government and 566 defense aircraft to other military forces. Our defense and government business accounted for 6.0% of our net sales for the year ended December 31, 2006.

Products

Tucano Family; AL-X

The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions. Although no longer manufactured, over 650 EMB 312 Tucanos are in operation in 15 air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

We have also developed the Super Tucano, which has a light attack version, known as the AL-X (Aeronave Leve de Ataque, or Light Attack Aircraft). The Super Tucano and the AL-X offer an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an on-board oxygen-generating system and enhanced range and external loads capability. The AL-X was developed under an agreement with the Brazilian Air Force, with FINEP (Financiadora de Estudos e Projetos), which provides US$21.7 million in research and development debt financing that was fully repaid in 2005. The AL-X has sophisticated navigation and attack systems, night operations capability and the ability to operate under severe weather conditions. We have received firm orders for 99 AL-X aircraft from the Brazilian Air Force. The first delivery of the AL-X was made to the Brazilian Air Force in December 2003, an additional seven aircraft were delivered in 2004, 24 were delivered in 2005 and four were delivered in 2006. These aircraft are expected to be used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s SIVAM (Sistema de Vigilância da Amazônia, or System for the Surveillance of the Amazon) program. In December 2005, we received firm orders for 25 Super Tucano aircraft from the Colombian government and in 2006 five aircraft were delivered to that customer.

EMB 145 AEW&C; EMB 145 RS; EMB 145 MP

We have configured a special version of the ERJ 145 with an advanced early warning and control system - the EMB 145 AEW&C, with ground remote sensing capability - the EMB 145 RS, and with marine remote sensing capability - the EMB 145 MP. The EMB 145 AEW&C’s advanced phased-array radar and mission system, developed by Ericsson, is capable of conducting surveillance and providing air traffic control in support of aviation authorities. The EMB 145 RS is designed to carry out ground surveillance and environmental protection activities using advanced synthetic aperture radar, capable of providing day/night and all weather images of the ground over large areas, with multi-spectral sensors developed by subcontractors in the United States. The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions, using maritime and ground surveillance radar, electro-optical sensors, and communications and other surveillance equipment developed by Ericsson and ThalesTM. We, Ericsson and ThalesTM are jointly marketing these aircraft worldwide. In February 2001, the Mexican government ordered one EMB 145 AEW&C aircraft and two EMB 145 MP aircraft, which were delivered in 2004. At December 31, 2003, the Brazilian government had ordered a total of eight EMB 145 AEW&C/RS aircraft to conduct surveillance and monitor ground activities in the Amazon region, all of which were delivered as of such date. The Greek government, through the Hellenic Air Force, ordered four EMB 145 AEW&C aircraft in October 1999 for use in the Greek government’s aerospace early warning and control system, two of which were delivered in 2004 and two of which were delivered in 2005.

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

Government Transport Aircraft

We are marketing our executive jets, modified to meet added security needs, to the Brazilian and other governments. We entered into an agreement with the Belgian Air Force for two EMB 135 aircraft and two EMB 145 aircraft modified to transport government officials. Two EMB 135 aircraft and one EMB 145 were delivered in 2001 and one EMB 145 was delivered in 2002. In 1999, we entered into an agreement with the Greek government through the Hellenic Air Force for one EMB 135 aircraft for special transportation and support needs, which was delivered in 2000, and one Legacy 600, which was delivered in 2002. In addition, in 2003, Satena Airline, the state-owned Colombian airline, ordered two EMB 145 aircraft, which were delivered in December 2003 and January 2004. In June 2005, Satena exercised an option and took delivery of an additional EMB 145. We also signed an agreement with authorities from Nigeria for one Legacy 600, which was delivered in the first half of 2005 and with the Indian government for the sale of five Legacy 600 aircraft in a special configuration that were delivered in the second half of 2005.

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

Executive Aviation Business

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments, the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Our executive aviation segment accounted for 15.3% of our net sales for the year ended December 31, 2006, resulting from the delivery of 27 Legacy 600 jets. On March 31, 2007, we announced that our firm orders in backlog for our executive jets totaled US$2.1 billion from more than 210 customers.

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

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the very light and light jet categories, respectively. Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million. We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation. Embraer’s Phenom 100 jet will carry from six to eight people and be powered by Pratt & Whitney Canada’s PW617F engine and is expected to enter into service in mid-2008. The Phenom 300 will carry up to nine people and have a larger fuselage and wingspan and longer range than the Phenom 100. It will be powered by Pratt & Whitney Canada’s PW535E engine and is expected to enter into service in mid-2009. Pratt & Whitney Canada, Garmin, and Eaton are our risk-sharing partners for this program.

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

Other Related Businesses

We also provide after-sales customer support services and manufacture and market spare parts for the aircraft we produce. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services, as well as revenues related to aircraft leased to customers primarily through our leasing subsidiary. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive jets and crop dusters, also known as light aircraft. Our other related businesses accounted for 14.3% of our net sales for the year ended December 31, 2006.

After-Sales Customer Support; Spare Parts Business

We also provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, executive and defense and government customers. Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	technical support, which includes engineering support, maintenance engineering and technical publications; and

•	training.

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

We expect to enhance customer support and services offered to the executive aviation segment. We intend to add four wholly-owned service centers in the next three years, and are revamping the authorized service center network for executive jets. By 2008, we project that 45 service centers will support our executive jet fleet. In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, beginning with the Phenom 100 entry into service in 2008. Plans for the joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We entered into an agreement with CAE to form a global training joint venture, that will provide comprehensive training to customers of the Phenom jets. We also plan to invest in parts inventory and logistics, as well as in the improvement of our special maintenance programs.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. The contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. At December 31, 2006, we had delivered a total of 2,326 of these aircraft. The last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2006, we had delivered a total of 1,019 of these aircraft, including 10 in 2006.  We had no crop duster aircraft in backlog at December 31, 2006.

Aircraft Operating Lease Activities

In order to offer better financial support in the sales process, as well as reduce financial risks related to the re-marketing of aircraft, Embraer created, in 2002, two subsidiary companies, ECC Leasing Co. Ltd. and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing Co. Ltd is to manage and remarket the aircraft portfolio that, as a result of contractual obligations, may be acquired by Embraer as trade-in and/or re-purchase transactions. The company also provides remarketing services to third parties involved in sales campaigns.

The consolidated pre-owned aircraft business, since 2002, through ECC Leasing in Ireland, has contributed positively to the results of the company, reaching accumulated profits of US$8.5 million since its inception. Since then, sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment were conceded, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving Embraer170 and Embraer175 pre-series aircraft, all contributed to the current results. As of December 31, 2006, ECC Leasing and two other Embraer subsidiaries had a total portfolio of 38 aircraft, of which 30 were under operating lease.

All sale and leasing transactions were executed practicing market rates, helping to preserve the value of Embraer’s products.

The continued improvement in financial performance is directly related to ECC Leasing’s ability to renew lease agreements with similar conditions as those currently in place, as well as sell aircraft to operators, leasing companies and/or financial institutions, practicing values close to market rates without providing any type of Embraer guarantee.

Furthermore, the upcoming results will be largely dependent on market conditions, aircraft availability levels, and the demand for regional jets in the 37-50 seat category. In this regard, new markets such as Russia and Latin America are important, however, risks related to operator credit and asset repossession must be adequately evaluated.

Markets

The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2004	2005	2006
	(in millions of dollars)
Commercial Aviation
Americas (excluding Brazil)	US$2,189.4	US$2,250.2	US$1,506.9
Europe	296.9	247.9	430.1
Brazil	—	—	—
Other	93.2	207.7	516.1
Total	US$2,579.5	US$2,705.8	US$2,453.1

Executive Aviation
Americas (excluding Brazil)	204.9	155.8	304.8
Europe	—	100.3	161.3
Other	40.8	22.0	116.0
Total	US$245.7	US$278.1	US$582.1

Defense and Government
Americas (excluding Brazil)	92.1	33.9	142.1
Europe	20.9	8.3	13.4
Brazil	2 46.1	230.3	71.2
Other	6.6	151.2	—
Total	US$365.7	US$423.7	US$226.7

Other Related Businesses
Americas (excluding Brazil)	130.1	145.9	220.9
Europe	54.4	202.9	237.0
Brazil	51.3	72.8	75.2
Other	13.8	0.7	12.4
Total	US$249.6	US$422.3	US$545.5

Joint Ventures

We formed a joint venture company in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd. We have licensed to the joint venture the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out for the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft to China Southern Airlines in February 2004. As of March 31, 2007, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with four Chinese airlines for a total of 66 ERJ 145 aircraft, 13 of which were delivered as of March 31, 2007.

In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, beginning when the Phenom 100 enters into service, which is expected to occur in 2008. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

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

•
Grupo Auxiliar Metalúrgico S.A., or Gamesa, a Spanish company owned by Iberdrola S.A., a European power utility, and Banco Bilbao Vizcaya, a large Spanish financial institution, supplies the wings, engine nacelles and main landing-gear doors;

•	Sonaca S.A.—Société Nationale de Constructions Aerospatiales, a Belgian company, supplies portions of the central and rear fuselages, the service, main and baggage doors and engine pylons;

•	ENAER—Empresa Nacional de Aeronáutica, a Chilean company, supplies the vertical fin, horizontal stabilizers and elevators; and

•	C&D Aerospace, Inc., a U.S. company, supplies the cabin and cargo compartment interiors.

Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us. The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family. In addition, our line of executive jets benefits from the risk-sharing arrangements with Gamesa, Sonaca and ENAER. The interior of the Legacy 600 executive jet is provided by The Nordam Group, Inc., Duncan Aviation, Inc and us.

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

EMBRAER 170/190 Jet Family

We are continuing to develop the EMBRAER 170/190 jet family together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are the following:

•	General Electric, which supplies CF34-8E/l0E turbofan engines and designs, develops and manufactures the engine nacelles;

•	Honeywell, which supplies the avionics systems;

•	Liebherr, which is responsible for designing, developing and manufacturing the landing gear assemblies;

•	Kawasaki, a Japanese company, which develops and manufactures the aircraft wing stub, engine pylon, fixed landing and trailing edge assemblies, flaps, spoilers and the wing’s flight control surfaces;

•
Hamilton Sundstrand, a U.S. company and a wholly owned subsidiary of United Technologies Corp., which develops and produces the aircraft’s tail core, auxiliary power unit, electrical systems and the air management system;

•	Sonaca, which is responsible for the aircraft’s wing slats;

•	Gamesa, which is responsible for the rear fuselage and the vertical and horizontal tail surfaces;

•	Latecoere, a French company, which manufactures two of the three fuselage sections;

•	C&D Aerospace, which designs, develops and manufactures the aircraft interior; and

•	Grimes Aerospace Company, a U.S. company and a wholly owned subsidiary of AlliedSignal Inc., which develops and manufactures the exterior and cockpit lighting.

In addition, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the production of metallic parts for the wings of the EMBRAER 190 and EMBRAER 195 aircraft. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. The production of parts for the EMBRAER 170 and EMBRAER 175 aircraft will not be affected by this agreement.

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

Cash Contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$298.8 million as of December 31, 2006 and we expect to receive an additional US$74.9 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2006, US$209.6 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$89.3 million of the total cash contributions already received. We expect the EMBRAER 195 to receive certification from the FAA by mid-2007 and the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Service and Product Support

Customer satisfaction and service is critical to our success. Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales. We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements. We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements. To maintain and increase our responsiveness, we have established five support centers worldwide. We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos. In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation, or CASC. We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture. In addition, we operate an MRO facility in Nashville, Tennessee, and an MRO facility in Alverca, Portugal. We provide full service maintenance and repair services for our commercial and executive aircraft at these service centers, enhancing our level of service to our customers in the United States and Europe.

We have dedicated teams in the United States, Europe and Brazil to focus exclusively on enhancing customer support. In addition, for each of our key customers, we have assigned senior relationship managers that are responsible for enhancing our relationships with these customers. We also provide direct field support with on-site technical representatives at several of our major customers’ facilities. These on-site representatives are assigned to major customers prior to the first delivery of their aircraft and provide advice on maintenance and operation. They also monitor our customers’ spare part needs and maintain customers’ inventories.

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

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. We assist our customers in obtaining financing arrangements from different sources, including capital providers such as leasing companies, commercial banks, capital markets and the BNDES.

Airlines sometimes require short-term bridge financing prior to arranging long-term debt financing because at the delivery of the aircraft to the airlines, timing may not be the best to access the market or funding may not be available. On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding by the time of the aircraft delivery. See Notes 8, 9 and 34 to our consolidated financial statements.

The BNDES-exim sponsored program, a Brazilian government program, provides our customers with direct financing for Brazilian exports of goods and services. From 1995 through 2006, approximately 32% of the total value of our export sales was financed by the BNDES-exim program.

Leasing arrangements generally involve the purchase of our aircraft by a leasing company under a customer’s purchase contract and the lease of that aircraft to that customer. In leveraged leasing transactions, an investor will borrow a portion of the aircraft purchase price from a third party lender, purchase our aircraft and lease it to our customer. In some jurisdictions, the investor may obtain tax benefits and may pass on a share of them onto an airline lessee. These lease arrangements accounted for approximately 51% of the total aircraft we delivered from 1995 trough 2006.

Another very important financing arrangement is the straight financing. Between 1995 and 2006, Embraer has financed 37% of the total aircraft delivered through this arrangement, with funds provided by commercial banks, capital markets and BNDES.

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol, and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2006, we had 60 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from 10 years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. We also have access to the intellectual property necessary for our business from our suppliers and risk-sharing partners, in accordance with agreements.

We aim to protect our intellectual property rights resulting from investments in technical research and development and in the form of invention, industrial design, brands or computer programs.

Recently, we have applied for the registration of certain patents relating to our production processes. Currently, we do not hold any registered patents, but have requested patents for products that are under development in the appropriate registry in Brazil, the United States and the European Union. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties. We believe that we have the intellectual property rights necessary for our business and operations.

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

The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, in Europe in the second quarter of 1997, in Australia in June 1998 and, for the LR version, in China in November 2000. The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002. The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The Legacy 600 executive jet was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002. The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, by the FAA in September 2005 and by EASA in June 2006. The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006 and by EASA in July 2006. We expect this aircraft to receive certification from the FAA by mid-2007.

Once an aircraft is certified by the CTA and FAA, some authorities, such as those in Australia and Mexico, ratify the certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for EU countries, including Germany, Italy, France, the United Kingdom, Spain and The Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather is an advisory organization that makes recommendations to the non-EU national authorities. A recommendation by the JAA is a requirement for certification of an aircraft by most of these authorities. Before the creation of EASA, 27 national authorities were JAA members. As EASA is a new organization, it is currently using the JAA technical structure and following the JAA’s recommendations for issuance of EASA certificates for aircraft.

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

4D. Property, Plants and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC - International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate square footage	Owned/ Leased		Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned		—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned		—
Botucatu, SP, Brazil	Manufacturing facility	222,000	Owned		—
Harbin, China	Manufacturing facility	258,067	Owned	[1]	—
Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	[2]		—
São Paulo, SP, Brazil	Administrative offices	5,245	Leased		2007
Ft. Lauderdale, Florida, U.S.A.	Support center	91,500	Leased		2020
Nashville, Tennessee, U.S.A.	Aircraft maintenance and support center	316,128	Leased		2018 2028
Alverca, Portugal[3]	Aircraft maintenance and support center	417,000	Leased		2035
Le Bourget, France	Support center	33,500	Leased		2008
Villepinte, France	Representative offices	70,202	Leased		2014
Beijing, China	Representative offices	3,444	Leased		2007
Singapore	Representative offices	2,303	Leased		2009

1	The land is owned pursuant to a land use rights certificate.

2
We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

3	We acquired this facility in March 2005.

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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately 4.1 months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand. We expect to increase our EMBRAER 170/190 jet family production to 11 aircraft per month in 2007 and 14 aircraft per month in 2008. In addition, on June 1, 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “—Products—EMBRAER 170/190 Jet Family.”

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

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and we are in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2004, 2005 and 2006, we invested US$2.6 million, US$3.8 million, and US$4.6 million respectively, in environmental matters and we expect to spend approximately US$6.1 million on environmental matters in 2007 with expenditures relating to the portion of construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

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

Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law. See “Introduction—Presentation of Financial and Other Data.”

5A. Operating Results

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

The following discussion is based largely upon our current expectations about future events and trends affecting our business, actual results for our industry and performance could differ substantially. See “Introduction—Special Note Regarding Forward-Looking Statements.”

Commercial Aircraft

The world’s air transportation market is still recovering from the 2001 crisis and is currently reaching break-even point, after five consecutive years of losses. This recovery is characterized by a growth in passenger demand in all regions, stimulated by reduced air fares, by a positive economic scenario due to the expansion of international trade and by greater flexibility of air transportation. Airlines are improving their efficiency and reducing operating costs, in order to survive in a more competitive environment with rising fuel prices. The increase in passenger demand and the right-sizing of airlines fleets have resulted in record load factors in 2006.

In the North American market, network airlines are facing increased competition from low-cost carriers, forcing them to reduce costs and to increase operating efficiency. The scope clauses relaxation from 50 to 75 seats has allowed network airlines to implement, through their regional partners, adjustments in the routes operated by narrow-body aircraft with excess capacity and to explore new medium-density markets. According to the International Air Transport Association, or IATA, this market should be profitable, once again, in 2007, after the negative results shown since 2001.

As per main European network airlines financial reports, they have recorded positive results, showing better adjustments to the growing competition from low cost airlines. We believe that regional airlines are developing secondary markets with a focus on business travelers and helped network airlines to improve their system efficiency. We also believe environmental regulations regarding noise and emissions should influence the development of new technologies and equipment for air travel. We also believe the inclusion of the aviation industry in the Emission Trading Scheme, or ETS, by 2011, will generate additional costs for European airlines and will result in a demand for more efficient aircraft with less environmental impact.

The Commonwealth of Independent States, or CIS has a diversified environment where the industry consolidation is progressing with airlines aiming to improve competitiveness to benefit from the strong economic growth and increased demand for air transportation in the region.

In the Middle East, we believe there is an increased demand for air transportation, mainly in the Gulf region, because of the expansion of long-distance international flights and the development of intra-regional aviation to explore lower-density markets and feed international routes.

The air transportation system in Africa is still tightly regulated and needs investments in infrastructure and fleet renovation. Air transport liberalization is being implemented in some countries with opportunities for regional aviation development.

Some Asia-Pacific regions are going through the process of liberalizing air transportation, which are stimulating passenger demand through the creation of new airlines with more competitive prices. We believe that more deregulation, with greater regional integration, will stimulate the air services between secondary cities, creating opportunities for regional aviation.

The continuous economic growth and recent government policies for regional aviation development in China are stimulating the evolution of the air transportation industry in that country. We believe the growth rates of 7% per year, with high investment levels in new airports and infrastructure will benefit cities in the western and northeastern regions of China. We also believe the Chinese fleet is highly concentrated on large capacity jets for domestic and international flights and regional aviation is being developed to provide adequate levels of services to medium-sized cities.

In Latin America, the air transportation industry has shown significant growth, with the rise of low cost carriers, especially in Brazil and Mexico. Intra-regional aviation is growing considerably from some countries, like Mexico and Panama. We believe greater regional integration and more liberalization of air transport tend to increase the demand for regional airplanes to operate into secondary and medium-density markets.

We project that world air traffic demand will increase by 4.9% per year over the next 20 years, with China generating the highest growth rate in the world. The Asia Pacific and the Middle East regions will grow above world rates and mature markets, such as the USA and Europe, will grow around 4%, which corresponds to a decrease in their share of world traffic from 61% in 2006 to 53% by 2026.

We forecast a global demand for 7,500 jets in the 30-120 seat segment over the next 20 years and our estimates show that nearly 3,000 aircraft will be delivered between 2007 and 2016, with the remaining units to be delivered between 2017 and 2026 resulting in a total market value estimated at US$220 billion we expect that:

•
the 30-60 seat segment has reached maturity, but will continue to play an important role in the North American and European air transportation systems and will develop in markets such as China, Mexico and Russia that have strong needs for regional aviation;

•
the 61-90 seat segment will continue to explore the natural growth opportunities of regional airlines on high demand 50-seat regional jet routes, in order to sustain revenue growth and market share. In addition, it will help airlines to replace aging aircraft and will right-size aircraft capacity to market demand with improved service levels; and

•
the 91-120 seat segment will expand with more airlines matching aircraft capacity to market demand, through the replacement of aging aircraft, right-sizing of narrow body routes with excess capacity and low-cost carrier expansion into mid-size markets.

We expect that more than 5,000 jets will be delivered to airlines in North America (the majority of which will be in the USA) and Europe, representing nearly 70% of total deliveries. We estimate that the 30-120 seat commercial jet fleet will double over the next 20 years, reaching more than 9,000 in 2026. We forecast that only 35% of the current fleet in service will be in operation by 2026 and over the next 20 years, nearly 3,000 units will be delivered to replace old and inefficient aircraft and the remaining 4,500 aircraft will be required to sustain air transport industry growth.

We believe the future world fleet profile indicates a clear trend towards higher-capacity aircraft. According to our estimates, the 61-120 seat jet fleet will increase from 2,500 to around 7,300, reaching 80% of the worldwide 30-120-seat commercial jet fleet by 2026, and the 30-60 seat jet fleet will decrease from 2,000 units in 2006 to 1,750 aircraft by 2026.

Executive Jets

Expected Market Trends

We believe the executive aviation market reached its all time record in terms of volume of deliveries in 2006. During last year, industry deliveries were 35 units higher than our prediction, totaling 885 jets. As a result, the market growth rate for 2006 increased to 18% in 2006.

We believe this strong momentum will continue in the short- to medium-term, despite the imminent risks of a deceleration in North American economic growth and the resulting slowdown in new aircraft demand over the next couple of years.

Some of the factors which we expect will sustain delivery rates in the following years are the expansion of industry’s backlogs, the healthy used-aircraft market, the increasing demand for very light jets and new air taxi per-seat operators. We believe the increasing deterioration of premium commercial air services due to the terrorist concerns and the restrictive security procedures in the main airports worldwide also support a “soft landing” of executive aviation demand and supports the trend of sustainable future growth.

Since the beginning of 2005, the executive aviation market has registered an increase in sales outside the U.S.A., mainly in the Middle East, Russia and Asia. We believe the demand in these non-traditional markets has been leveraged mainly by the economic growth and the U.S. dollar depreciation in those regions. Some product lines are experiencing 35% to 55% in deliveries to non-U.S. markets.

We expect the air taxi per-seat business model to be tested in 2007. The strategy for this market segment is to create an affordable alternative to those customers who desire point-to-point travel in the 500 nautical mile range by using technology-driven very light jets. We believe that the majority of the expected customers for air taxi per-seat models are likely to be those travelers that are not satisfied with the current conditions of commercial air travel. The lower number of destinations, the delays of commercial flights, the restrictive security procedures and the reduction of premium services are the main fundamentals that we expect will support these trends. If successful, we believe the air taxi model may generate a demand for hundreds of very light jets and may modify the competitive dynamics of the executive aviation and even the commercial aviation offerings.

The industry investments are expected to focus on the introduction of new products and current product enhancements. As a result, manufacturers are also enhancing their sales and customer-support structures in fast growing regions such as Asia, the Middle East and Eastern Europe.

We believe the growth rate of executive aviation market revenues is expected to increase 2.2% per year over the next ten years, for a total of US$169 billion. Deliveries are expected to reach 3.7% of approximately 11,100 aircraft in the same period. We believe the new air taxi market may add another 2.500 to 3.000 aircraft to the very light jet segment.

Our Executive Jets

We entered the very light and light jet segments in May 2005, with the launch of the Phenom jets, and introduced the Lineage 1000, an ultra-large jet based on the EMBRAER 190 commercial jet platform, in May 2006.

We expect to enhance our executive jets customer support and services offering. We intend to add four wholly-owned service centers in the next three years, and are revamping the authorized service center network for executive jets. By 2008, we project that 45 service centers will support our executive jets fleet. For instance, in October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. We also plan to invest in parts’ inventory and logistics, as well as in the enhancement of our special maintenance programs.

We believe our commitment to executive aviation has produced significant results in 2006. As of December 31, 2006, the executive jets division added approximately US$2.1 billion of new contracts to our firm backlog. Firm orders for the recently launched Phenom 100 and Phenom 300 very light and light jets stood at over 350 aircraft, as of December 31, 2006.

As of December 2006, there were 94 Legacy 600 executive jets operating in 19 countries. We expect to deliver 25 to 30 per year in 2007 and 2008, up from 20 units delivered in 2005 and 13 in 2004. In 2006, 27 Legacy 600 aircraft were delivered.

We expect deliveries of the Phenom 100 to commence in mid-2008, totaling 15-20 units in the second half of that year. With deliveries of the Phenom 300, expected to begin in the second half of 2009, the production rate of the Phenom 100 and Phenom 300 is projected to reach 120-150 units combined during 2009.

Delivery of up to two Lineage 1000 aircraft is expected for the second semester of 2008, in its first production year. We also plan to deliver three to four Lineage 1000 aircraft in 2009.

Brazilian Economic Environment

Events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

•       increased volatility in the market price of securities;

•       significant decline in corporate earnings estimates;

•       substantial losses in important industries, including the air transport and insurance industries; and

•       significant erosion of consumer confidence.

As discussed below, the uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates, which could adversely affect our operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business.

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

Presidential elections were held in Brazil in 2002. The country experienced a period of market turmoil in the second half of 2002 as investors feared that the victorious Labor Party would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.533 to US$1.00 on December 31, 2002. Inflation for the year 2002, as measured by the IGP-M, a measure of Brazilian inflation, was 25.3% and real GDP grew by 1.9%.

The government elected in 2002 has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility and the Brazilian economy has witnessed increased stability. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7%. Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central Bank sought to combat inflationary pressures. President Luiz Inácio Lula da Silva was reelected in October 2006. See “Item 3D. Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and ADSs.”

In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4%. Interest rates continued to be maintained at high levels, with the rates for interbank certificates of deposit (Certificados de Depósito Interbancário), or CDI, averaging 17.8% in 2004.

Given the positive 2004 results, investor confidence continued to be strong in 2005. The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI averaging 19.0% in 2005.

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real appreciated 8.7% against the U.S. dollar, reaching 2.138 per US$1.00 at December 31, 2006.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index and published annually by Fundação Getulio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2002	2003	2004	2005	2006
Inflation (General Market Price Index)	25.3%	8.7%	12.4%	1.2%	3.8
Devaluation (appreciation) (R$ vs. US$)	52.3%	(18.2)%	(8.1)%	(11.8)%	(8.7)%

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

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Therefore, in connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We recognize sales of our commercial and executive aircraft when title and risk of loss is transferred to customers, which is generally when deliveries are made. In our defense and government segment, we perform work under long-term development contracts for the Brazilian government and other governments, and we recognize revenue in accordance with the percentage of completion method, which assumptions we frequently evaluate. From time to time, they may result in recognition of additional costs not previously recorded. These contracts contain provisions for price escalation based on various indices related to the cost of raw material and labor. Certain contracts contain provisions for the redetermination of price based upon future economic conditions.

Revenue under exchange pool programs are recognized monthly over the contract term and consist in part of a fixed fee and in part of a variable fee, directly related to actual flight hours of the covered aircraft. During 2004, 2005 and 2006, we recognized revenues of US$13.6 million, US$26.0 million and US$39.3 million, respectively, from those exchange pool arrangements, which are reported as net sales in the accompanying consolidated financial statements. Revenue is recognized net of indirect sales taxes.

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners. We recognize warranty expense, as a component of selling expenses, at the time of sale based on the estimated amounts of warranty costs expected to be incurred. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from our past experience, mainly when a new family of aircraft begins its revenue services, which could require us to increase the product warranty reserve. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

Guarantees and Trade-In Rights

We have provided financial and residual value guarantees and trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third party credit ratings and estimated obligors’ borrowing costs.

In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses derived from financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results. During 2005 and 2006, the fair impact of guarantees recorded was an expense of US$4.5 million and an income of US$1.6 million, respectively.

See also Note 4 to our consolidated financial statements for a summary of certain recently issued accounting pronouncements, which, as of December 31, 2006, had not yet been adopted.

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

	2004	2005	2006
Commercial Aviation
Deliveries (1)
ERJ 145	87 (5)	46	12
ERJ 135	1 (1)	2	—
ERJ 140	—	—	—
EMBRAER 170	46	46 (1)	32 (2)
EMBRAER 175	—	14	11 (1)
EMBRAER 190	—	12	40
EMBRAER 195	—	—	3
Defense and Government (2)
Deliveries	1	7	5(1)
Executive Aviation
Deliveries (1)	13	14	27
Other Operating Information
Total backlog (in millions)(3)	US$10,097	US$10,383	US$14,806

(1)	Deliveries identified by parentheses are aircraft delivered under operating leases.

(2)	Includes only aircraft delivered to state-owned airlines and for government transportation.

(3)	Since December 31, 2006, we have received five additional firm orders for our EMBRAER 170/190 jet family and six options for the EMBRAER 190 aircraft were converted into firm orders.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. Of defense and government net sales, approximately 79% are denominated in U.S. dollars and 21% are denominated in Brazilian reais, but indexed to the U.S. dollar through price adjustment indexes. Finally, we generate revenue from our other related businesses, which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services), operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial and executive aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft.

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indexes related to raw material and labor costs. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

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

•
Material—These costs are primarily U.S. dollar-denominated. Substantially all of our materials costs are covered by contracts with our suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•
Depreciation—We depreciate our property, plant and equipment over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, our property, plant and equipment is depreciated over 16 years.

Recent Developments

On April 16, 2007 we announced that our firm order backlog increased from US$14.8 billion at December 31, 2006 to US$15.0 billion at March 31, 2007. During the first three months of 2007 we delivered a total of 25 aircraft. The delivery forecast for 2007 is expected to be at 165-170 aircraft, of which 40% is expected to be delivered in the first half of the year.

On April 17, 2007, we announced that we reached a preliminary agreement with Deutsche Lufthansa AG for the purchase of 30 EMBRAER 190 aircraft, with deliveries scheduled to begin in 2009. The execution of a final agreement is expected within the next few weeks. When executed, this agreement will supersede the existing agreement between Swiss International Air Lines and us for 15 EMBRAER 170 aircraft and 15 EMBRAER 195 aircraft. As a result, it will not substantially alter our existing firm backlog.

On April 19, 2007, we announced, during a press conference at the Latin America Aero & Defense air show, in Rio de Janeiro, that we have been studying the possible development of a military transport aircraft. If it is actually launched, the EMBRAER C-390, as it is called, will be the heaviest airplane ever produced by us and will be able to transport up to 19 tons (41,888 pounds) of cargo. The new project will incorporate a number of technological solutions developed for the EMBRAER 190 commercial aircraft.

Results of Operations

The following table presents income statement data by business segment for the periods indicated.

Summary Financial Data by Business

	Operating Income
	Year ended December 31,
	2004	2005	2006
	(in millions of dollars)
Net sales:
Commercial Aviation	US$2,579.4	US$2,705.8	US$2,453.0
Defense and Government	365.8	423.8	226.7
Executive Aviation	245.7	278.0	582.1
Other related businesses	249.6	422.3	545.6
	3,440.5	3,829.9	3,807.4
Cost of sales and services:
Commercial Aviation	(1,613.0)	(1,867.4)	(1,765.5)
Defense and Government	(291.4)	(319.4)	(174.1)
Executive Aviation	(181.5)	(188.4)	(396.2)
Other related businesses	(181.4)	(296.6)	(400.4)
	(2,267.3)	(2,671.8)	(2,736.2)
Gross profit:
Commercial Aviation	966.4	838.4	687.6
Defense and Government	74.4	104.4	52.6
Executive Aviation	64.2	89.6	185.9
Other related businesses	68.2	125.7	145.1
	1,173.2	1,158.1	1,071.2
Operating expenses:
Commercial Aviation	(348.1)	(425.6)	(456.9)
Defense and Government	(59.8)	(50.3)	(37.9)
Executive Aviation	(28.6)	(44.5)	(130.4)
Other related businesses	(36.4)	(32.3)	(25.6)
Unallocated corporate expenses	(156.3)	(97.5)	(112.5)
	(629.2)	(650.2)	(763.4)

Income from operations	US$544.0	US$507.9	US$307.7

The following table sets forth income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2004		2005		2006
	(in millions of dollars, except percentages)
Net sales	US$3,440.5	100.0%	US$3,829.9	100.0%	US$3,807.4	100.0%
Cost of sales and services	(2,267.3)	65.9	(2,671.8)	69.8	(2,736.2)	71.9
Gross profit	1,173.2	34.1	1,158.1	30.2	1,071.2	28.1
Operating expense
Selling expenses	(342.9)	10.0	(269.7)	7.0	(374.1)	9.8
Research and development	(44.5)	1.3	(93.2)	2.4	(112.7)	2.9
General and administrative expenses	(139.4)	4.1	(205.2)	5.4	(235.5)	6.2
Employee profit sharing	(61.2)	1.8	(56.1)	1.5	(42.7)	1.1
Other operating expenses, net	(41.3)	1.2	(26.1)	0.7	1.7	—
Income from operations	544.0	15.8	507.8	13.3	307.7	8.1

Non-operating income (expense)
Interest income (expenses), net	(38.0)	1.1	(1.7)	—	140.5	3.7
Exchange loss, net	(12.2)	0.4	(15.2)	0.4	(4.1)	0.1
Other non-operating income (expenses), net	(0.1)	—	9.1	0.2	—	—
Income before income taxes	493.7	14.3	500.0	13.1	444.2	11.7
Income tax benefit (expenses)	(112.1)	3.3	(41.6)	1.1	(44.4)	1.2
Income before minority interest and equity in income (loss) from affiliates	381.5	11.1	458.4	12.0	399.8	10.5
Minority interest	(1.3)	—	(9.6)	0.3	(9.6)	0.3
Equity in income (loss) from affiliates	—	—	(3.1)	0.1	—	—
Net income	US$380.2	11.1%	US$445.7	11.6%	US$390.1	10.2

2006 Compared with 2005

Net sales. Net sales decreased 0.6% from US$3,829.9 million in 2005 to US$3.807.4 million in 2006. Net sales in the commercial aviation segment decreased 9.3% from US$2,705.8 million in 2005 to US$2,453.0 million in 2006. Net sales in the executive aviation segment increased 109.4% from US$278.0 million in 2005 to US$582.1 million in 2006. Defense and government net sales decreased 46.5% from US$423.8 million in 2005 to US$226.7 million in 2006. Net sales from customer services and other related businesses increased 29.2% from US$422.3 million in 2005 to US$545.6 million in 2006.

The decrease in commercial aviation net sales is primarily due to a lower number of deliveries during the period. We delivered 98 aircraft in 2006, compared to 120 aircraft in 2005 for that segment, partially offset by a more diverse product mix. This decrease in the number of deliveries is due to delays in the supply chain and difficulties related to the wing assembly of the EMBRAER 190 and the EMBRAER 195 jets. The increase in executive aviation net sales resulted from the delivery of 27 Legacy 600 executive jets in 2006 compared to 14 aircraft of the same model delivered in 2005. The decrease in defense and government net sales is due to lower revenue during 2006 compared to 2005 as recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program. The decrease is also due to a lower number of aircraft delivered for the transportation government officials and state-owned airlines. In 2006 we delivered five aircraft for that segment compared to seven deliveries in 2005. The increase in net sales from customer services and other related businesses is mostly due to an increase in revenues from spare parts sales and services rendered, and to the remarketing of used ERJ 145 aircraft.

Cost of sales and services. Cost of sales and services increased 2.4% from US$2,671.8 million in 2005 to US$2,736.2 million in 2006, primarily due to the 8.7% appreciation of the real against the U.S. dollar during the period, and the difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 jets, especially those related to the wing assembly. Approximately 13% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 71.9% in 2006, compared to 69.8% in 2005.

Gross profit. Our gross profit decreased 7.5% from US$1,158.1 million in 2005 to US$1,071.2 million in 2006, primarily due to the appreciation of the real against the U.S. dollar during the period and costs associated with the production learning curve associated with deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 30.2% in 2005 to 28.1% in 2006

Operating expenses. Operating expenses increased 17.4% from US$650.2 million in 2005 to US$763.4 million in 2006.

Research and development expenses in 2006 were US$112.7 million, compared to US$93.2 million in 2005. This increase is mainly attributed to the development of new products for the executive aviation segment and the research for improvements to all our products. During 2006, we also recognized revenues of approximately US$57.0 million as a reduction of research and development expenses due to an agreement between KHI and us, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, totaled US$36.0 million in 2006 compared to US$55.1 million in 2005.

Selling expenses showed an increase of 38.7% in 2006 compared to 2005 due to expenses associated with the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and efforts to support the commencement of the EMBRAER 190 model operations.

General and administrative expenses increased 14.8% from US$205.2 million in 2005 to US$235.5 million in 2006, mainly due to the effects on real-denominated administrative expenses resulting from the 8.7% appreciation of the real during the period (approximately 80% of our administrative expenses are denominated in reais) and to increases in employee salaries from a new collective bargaining agreement of approximately 6.0% in 2006.

Other operating expenses, net represented an expense of US$26.1 million in 2005 and an income of US$1.7 million in 2006, primarily due to the reversal of accrued tax penalties resulting from the favorable settlement of certain tax disputes in 2006.

As a result of the foregoing factors, operating expenses as a percentage of net sales increased from 17.0% in 2005 to 20.0% in 2006.

Financial income (expense), net. Financial income (expense), net, represented an expense of US$1.7 million in 2005 and an income of US$140.5 million in 2006, primarily as a result of an increase in net interest income derived from higher net cash availability in 2006 and the reversal of accrued interest charges resulting from a new legislation passed by the Brazilian government which allowed companies to pay taxes on the dispute of a reduction in interest and penalties accrued from certain tax disputes in 2006.

Foreign exchange income (loss), net. Foreign exchange income (loss), net, decreased from a loss of US$15.2 million in 2005 to a loss of US$4.1 million in 2006, reflecting the exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars.

Income tax benefit (expense). The effective tax rate in 2006 was 10.0%, compared with 8.3% in 2005.  Income tax expenses presented a 6.8% increase from US$41.6 million in 2005 to US$44.4 million in 2006, mainly due to earnings provided by currency variations reported in our financial statements prepared in accordance with Brazilian GAAP.

Net income. As a result of the foregoing factors, our net income decreased 12.5% from US$445.7 million in 2005 to US$390.1 million in 2006. In 2005, net income was 11.6% of net sales compared to 10.2% in 2006.

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

Selling expenses decreased 21.3% from US$342.9 million in 2004 to US$269.7 million in 2005. The decrease in selling expenses resulted partially from the recovery of amounts related to guarantees on certain aircraft delivered upon the implementation of the financing structures for those aircraft.

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

Interest income (expenses), net. Interest income (expenses), net, decreased from an expense of US$38.0 million in 2004 to an expense of US$1.7 million in 2005, primarily related to the gains on prepayment of loans in the total amount of US$36.4 million (2004—US$8.2 million). See Note 21 to our consolidated financial statements.

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

5B. Liquidity and Capital Resources

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. For further information, see “Item 4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Business Overview—Production Aviation Business—Production, New Orders and Options.” We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop and finalize the certification process of the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, and make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Working Capital and Net Cash Provided by Operating Activities

We had a working capital surplus of US$1,961.1 million at December 31, 2005 and of US$1,740.9 million at December 31, 2006. Working capital decreased mainly, due to a decrease in trade accounts receivable related to aircraft delivered for which sales financing arrangements are under a structuring process, increased trade accounts payable and advances from customers, partially offset by an increase in inventory levels as a result of the ramp-up in the production of aircraft in the EMBRAER 170/190 family.

We generated net cash provided by operating activities of US$386.9 million in 2006, compared to net cash provided by operating activities of US$346.9 million in 2005, and a net cash used in operating activities of US$398.8 million in 2004. Net cash provided by operating activities increased in 2006 primarily as a result of a decrease in our accounts receivable and customer and commercial financing.

Net Cash Used in Investing Activities

In 2006, our net cash used in investing activities was US$179.5 million compared to US$50.5 million in 2005 and US$59.1 million in 2004. The increase in 2006 was mainly due to additions to property, plant and equipment related to the production ramp-up of aircraft in the EMBRAER 170/190 family, as well as investments related to the production of the Phenom 100 and Phenom 300 aircraft. In addition, in 2006 we made escrow deposits to allow us to continue discussing labor and tax disputes in court.

Capital Expenditures

We recorded additions to property, plant and equipment of US$90.8 million in 2006, US$51.8 million in 2005, and US$50.1 million in 2004. These expenditures related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

We currently expect investments in property, plant and equipment to total approximately US$194.0 million in 2007 and an additional US$117.0 million in 2008, primarily related to the production of the EMBRAER 170/190 jet family, as well as our executive jets and defense aircraft.

Cash Provided by (Used in) Financing Activities and Total Debt

Net cash provided by financing activities was US$105.2 million in 2004 compared to net cash provided by financing activities of US$24.9 million in 2005 and a net cash used in financing activities of US$395.1 million in 2006. In addition, during 2006 we contracted new borrowings in the total amount of US$1,258.2 million, compared to new borrowings in the total amount of US$1,523.3 million and US$1,587.5 million during 2005 and 2004, respectively. Furthermore, we also repaid a total amount of US$1,497.8 million of our indebtedness in 2006, compared to repayment in the aggregate amount of US$1,308.8 million and US$1,295.3 million in 2005 and 2004, respectively. In 2006, we distributed US$157.7 million as interest on shareholders’ equity compared to US$198.9 million and US$185.5 million distributed in 2005 and 2004, respectively.

At December 31, 2006, we had total debt of US$1,349.2 million under our financing arrangements described below, 62.7% of which consisted of long-term debt and 37.3% of which consisted of short-term debt. In comparison, we had total debt of US$1,553.4 million at December 31, 2005 and US$1,338.7 million at December 31, 2004, consisting of 69.4% and 61.7% of long-term debt, respectively. Our total debt decreased from 2005 to 2006 largely due to repayments of loans.

Total debt consists of amounts recorded as loans and financing on our balance sheet and excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft purchased through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process. According to FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of ARB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain SPEs owned by third parties where we are the primary beneficiary. See Note 9 to our consolidated financial statements.

The effect of consolidating these SPEs resulted in non-recourse and recourse debt at December 31, 2006, on our balance sheet as a short- and long-term liability, of US$829.8 million, and collateralized accounts receivable of US$819.7 million. US$511.2 million of this debt is non-recourse and we have no actual obligation for such debt as debtor or guarantor, other than potentially under existing financial guarantees for the financed aircraft. The remaining US$318.6 million of debt is recourse to us as a result of pending equity contributions and is secured by a pledge of a deposit with a financial institution. The non-recourse and recourse debt is collateralized by the collateralized accounts receivable and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same. See Notes 9 and 30 to our consolidated financial statements.

Credit Facilities and Lines of Credit

Our debt profile changed significantly during 2006. We prepaid US$529.8 million of outstanding credit facilities, and we renegotiatiated the spreads on US$234.0 million in credit lines. We entered into two separate syndicated standby facilities with Banco BNP Paribas Brasil S.A. in the total amount of US$500 million, as of December 31, 2006 no disbursements had been made under this facility. In addition, we issued US$400 million of 6.375% guaranteed notes due 2017 through our subsidiary, Embraer Overseas Limited.

Long-term facilities

In December 2002, we entered into a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed, to fund our purchases of wings and other equipment from Gamesa. As of December 31, 2006, US$35.6 million was outstanding under this facility (US$21.6 million is currently short-term), which bears interest at a fixed rate of 4.79% per annum with final maturity in February 2009.

In April 2004, we entered into a credit agreement with Banco do Brasil S.A. for an import financing facility for US$50.0 million, at a fixed rate of 4.60% per annum with final maturity in April 2007. We have borrowed the full amount of the facility, of which US$56.3 million remained outstanding as of December 31, 2006 including principal and accrued interest, fully classified as short-term.

In May 2004, we entered into a credit agreement with ABN Amro Bank for working capital in the amount of US$50.0 million, at a fixed rate of 7.11% per annum with final maturity in April 2009. We have borrowed the full amount of the facility and US$52.4 million remained outstanding as of December 31, 2006 (US$22.4 million in the short-term, including principal and accrued interest).

In March 2005, we entered into a credit agreement with Bladex - Banco Latino Americano de Exportaciones S.A., for an import financing facility of US$51.0 million, at a cost of LIBOR plus 1.88% per annum with final maturity in September 2010, of which US$52.0 million remained outstanding as of December 31, 2006 (US$4.8 million in the short-term including principal and accrued interest). The spread over LIBOR was renegotiated and, beginning March 2007, the spread will be 1.10% per annum.

In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million, at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$50.8 million remained outstanding as of December 31, 2006 (US$0.8 million is currently short-term) including principal and accrued interest.

In June 2005, we entered into an IFC - International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and the B2 loan for up to US$85.0 million. The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at an average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement in an amount equivalent to 12 months interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility has covenants related to compliance with IFC general environmental, health and safety guidelines. We also agreed to a mandatory pre-payment provision, which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of December 31, 2006, US$181.9 million remained outstanding under this facility (US$23.6 million in the short-term) including principal and accrued interest. In September 2006, we obtained from the IFC - International Finance Corporation, a consent to maintain a debt liquidity ratio above the contracted limit for the periods ending September 30, and December 31, 2006. We also renegotiated the spread over LIBOR and, beginning May, 2007 the spread will be 1.21% per annum.

In August 2006, we entered into two separate syndicated credit agreements with Banco BNP Paribas Brasil S.A., in each case as administrative agent for the lenders under each facility in the total amount of US$500.0 million. The trade finance credit facility provides for US$250.0 million in loans to be made to finance certain of our exports and imports, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, and is available for multiple drawdowns on a non-revolving basis until August 25, 2009, unless fully disbursed prior thereto. Each drawdown is repayable in full in two years from the borrowing date. The trade financing facility is subject to a commitment fee of 25 basis points over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points, respectively, for export or import finance disbursements thereof. The other agreement is a US$250.0 million syndicated revolving credit facility, with a five-year availability period. Disbursements under the revolving credit facility will be repayable on August 25, 2011. This revolving credit facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. Both facilities contain customary covenants and restrictions, including but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. In addition, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the trade finance facility will be available to us. If we make any disbursements under the trade finance facility, we will be required to grant a first priority pledge on certain of our export receivables, as determined by us at the disbursement date. As of December 31, 2006, no disbursement had been made under these facilities.

In October 2006, through our subsidiary Embraer Overseas Limited, we issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2006, US$404.7 million was outstanding (US$4.7 million is currently short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the U.S. Securities and Exchange Commission, or SEC. The exchange offer will expire on May 18, 2007. If the exchange offer is not completed on or before the date that is 270 days after the closing date, the annual interest rate will be increased by 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, with a maximum limit of 0.5% per annum increase, until the exchange offer is completed). The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

In November 2006, we entered into a credit facility in the amount of US$37.0 million with FINEP - Financiadora de Estudos e Projetos to support the development costs of Phenom 100 and Phenom 300 aircraft, of which US$19.8 million were disbursed in 2006. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a first priority mortgage of our Eugênio de Melo facility and a chattel mortgage of certain machines and equipment. The credit facility is repayable from December 2008 to December 2013. We expect the remaining amount to be disbursed during 2007, in accordance with the achievement of project milestones.

In addition, some of our subsidiaries maintain credit facilities with BNDES in the total amount of US$3.6 million outstanding at December 31, 2006, of which US$2.2 million is currently in short-term. Some of our subsidiaries also maintain a credit facility with FINEP in a total amount of US$8.1 million outstanding at December 31, 2006. The total amounts borrowed under the BNDES and FINEP credit facilities are due November and December 2011, respectively. The interest rates on these facilities range from TJLP plus 3.0% to TJLP plus 5.0% per annum. For BNDES borrowings, our subsidiary ELEB also pays fees at the rate of 0.40% of the sales price of the landing gear of 450 EMBRAER 170 and EMBRAER 175 aircraft.

We have various other loans and credit agreements with aggregate outstanding borrowings of US$122.0 million at December 31, 2006, of which US$44.5 million was allocated to our subsidiaries.

Some of our long-term financing arrangements include customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at December 31, 2006 and none of which are expected to have a material effect on our business. See “Item5F. Tabular Disclosure of Contractual Obligations” and Note 19 to our consolidated financial statements for further information on these financing arrangements.

Short-term facilities

In 2006, we entered into various credit agreements with BNDES for short-term pre-export credit financing. At December 31, 2006, we had US$257.4 million outstanding under these arrangements, at a cost of TJLP plus 2.16% per annum, with maturities from February 2007 to March 2008.

We have various other short-term loans and credit agreements with aggregate outstanding borrowings of US$104.4 million at December 31, 2006, of which US$83.8 million was allocated to our subsidiaries to finance working capital requirements. See Note 19 to our consolidated financial statements for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

During 2006, we received capital contributions in the aggregate amount of US$5.1 million, representing the issuance of common shares upon the exercise of options. During 2006, we issued 1,292,094 common shares at a weighted average exercise price of R$8.61 per share. In addition, through April 18, 2007, 194,157 common shares were issued upon the exercise of options at an average exercise price of R$9.25 per share.

Recently Issued Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that is reflected in measuring current and deferred tax assets. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this interpretation is adopted. We are currently evaluating the potential impact of this interpretation on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We do not expect that this will have any significant impact on the accounting we currently follow for measuring fair value and are currently evaluating the expanded disclosure requirements about fair value measurements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position, annual results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company's consolidated financial position, annual results of operations or cash flows has not been finalized.

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

We invest significantly in the development of new projects. Total research and development expenses for 2004, 2005 and 2006, including expenses related to the development of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$44.5 million, US$93.2 million and US$112.7 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 1.3% in 2004, 2.4% in 2005 and 2.9% in 2006. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also due to the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 85% of our research and development costs are real dominated. The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 8.7% appreciation of the real against the U.S. dollar during the period, partially offset revenues of US$57.0 million, related to an agreement we reached with KHI and KAB in 2006, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for those aircraft as well as cash contributions from our risk-sharing partners in the amount of US$36.0 million as a result of the fulfillment of certain contractual milestones.

We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs, whether commercial or executive aviation.

In 2007, we expect our research and development costs to total approximately US$237.0 million, excluding contributions from risk-sharing partners, but including estimated costs of US$127.0 million related to development of our new executive jets, US$51.0 million related to improvements in our commercial aviation segment products, and US$59.0 million related to development of technology.

We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

5D. Trend Information

The following table summarizes our order book for the commercial aviation segment at March 31, 2007 (also includes orders for the defense and government segment placed by state-owned airlines such as Satena and Tame). Our total firm order backlog at that date, including executive jets and defense aircraft, was US$15.0 billion (US$14.8 billion at December 31, 2006).

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	732	132	679	53
EMBRAER 170	160	130	130	30
EMBRAER 175	99	136	29	70
EMBRAER 190	327	241	65	262
EMBRAER 195	44	51	5	39

The following tables set forth our commercial aviation order book at March 31, 2007 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—
TOTAL	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—
TOTAL	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	2	3
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
NHA Group (China)	50	—	50
KLM EXEL (Holand)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—
TOTAL	732	679	53

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
Cirrus (Germany)	2	2	—
Egypt Air	6	—	6
Finnair (Finland)	10	10	—
Gecas (USA)	9	8	1
Lot Polish (Poland)	6	6	—
Paramount (India)	2	2	—
Republic Airline (USA)	48	48	—
Satena (Colombia)	2	2	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South Africa Airlink (South Africa)	2	—	2
Swiss (Switzerland)	15	—	15
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	—	6
TOTAL	160	130	30

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Caraibes (Guadeloupe)	1	1	—
Gecas (USA)	5	5	—
Lot Polish (Poland)	4	4	—
Northwest Airlines (USA)	36	—	36
Republic Airlines (USA)	30	4	26
Undisclosed	8	—	8
TOTAL	99	29	70

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	45	22	23
Air Caraibes (Guadeloupe)	1	—	1
AeroRepublica (Colombia)	5	4	1
Copa (Panama)	15	6	9
Finnair (Finland)	10	2	8
Gecas (USA)	17	—	17
Hainan (China)	50	—	50
JetBlue (USA)	101	25	76
M1 Travel (Switzerland)	5	—	5
Regional (France)	6	2	4
TAME (Ecuador)	1	1	—
US Airways (USA)	57	3	54
Virgin Blue (Australia)	14	—	14
TOTAL	327	65	262

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alpi Eagles (Italy)	5	—	5
Gecas (USA)	6	2	4
Flybe (UK)	14	3	11
Royal Jordanian (Jordan)	4	—	4
Swiss (Switzerland)	15	—	15
TOTAL	44	5	39

For additional information regarding trends in our business, see “Item 4B. Business Overview—Business Strategies” and “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Risk Factors.”

5E. Off-Balance Sheet Arrangements

In the normal course of business, we participate in certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments that are discussed below. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

See also Note 34 to our consolidated financial statements for additional information on our off-balance sheet arrangements.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, we are usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. We may be entitled to a fee for such remarketing services. Typically a claim under the guarantee shall be made only upon surrender of the underlying asset for remarketing.

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet tight specific return conditions.

The following table provides quantitative data regarding guarantees we render to third parties. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

Description	At December 31, 2005	At December 31, 2006
	(in thousands of US$)
Maximum financial guarantees	1,768,030	1,741,559
Maximum residual value guarantees	878,249	930,002
Mutually exclusive exposure (1)	(415,460)	(433,112)
Provisions and liabilities recorded	(54,011)	(116,402)

Off-balance sheet exposure	2,176,808	2,122,047
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,177,379

(1)
In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 34 of our consolidated financial statements included, as of December, 2005 and December 2006, we maintained escrow deposits in the total amount of US$249.7 million and US$272.7 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Trade-in Obligations

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft. At December 31, 2006, thirteen commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options due to new sales contracts. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. In 2006, we were required to accept two aircraft for trade-in.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,122.0 million as of December 31, 2006. For further discussion of these off-balance sheet arrangements, see Note 34 of our consolidated financial statements.

At December 31, 2006, we had US$272.7 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2006) and from other offsetting collections, such as cash deposits, would be US$2,177.4 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2006, we had invested part of the US$272.7 million deposited in escrow accounts in fourteen-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$7.6 million in 2005 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income. At December 31, 2004 the amount invested in these structured notes was US$42.2 million. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. See Note 11 to our consolidated financial statements.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, in average our guaranteed residual value is 21% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

For a discussion of the risks related to our trade-in obligations and our financial and residual value guarantee obligations, see “Item 3D. Risk Factors—Risk Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.”

We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers. See Note 34 to our consolidated financial statements for a further discussion of these off-balance sheet arrangements.

5F. Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2006.

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Loans and Interest	US$1,759.3	US$448.6	US$439.6	US$206.4	US$664.7
Pension Fund	107.6	15.3	20.5	20.5	51.3
Capital lease obligations	7.1	2.8	2.5	1.0	0.8
Operating leases	18.1	3.2	3.6	1.6	9.6
Purchase obligations	917.6	917.6	-	-	-
Other long-term liabilities	1,696.0	348.9	706.2	246.6	389.4
Total	US$4,505.7	US$1,741.4	US$1,172.5	US$476.1	US$1,115.8

The above table shows the sum of the loan’s principal and forecast interests until its maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m - 12m), dated on December 30, 2006. This floating rate exposure is managed through derivatives operations mentioned in Item11.

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

Other long-term liabilities include recourse and non-recourse debt in the total amount of US$441.4 million that relates to obligations of our consolidated SPEs at December 31, 2006. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Set forth below are the names, ages, positions and brief biographical descriptions of the members of the transition Board of Directors at April 18 , 2007.

Name	Age	Position	Year First Elected
Maurício Novis Botelho	64	President and Chief Executive Officer and Chairman of the Board of Directors	2000
Vitor Sarquis Hallack	54	Member of the Board of Directors	1995
José Reinaldo Magalhães	51	Member of the Board of Directors	2006
Wilson Carlos Duarte Delfino	60	Member of the Board of Directors	2004
Neimar Dieguez Barreiro	62	Member of the Board of Directors	2004
Boris Tabacof	78	Member of the Board of Directors	2006
Eduardo Salomão Neto	43	Member of the Board of Directors	2006
Hermann Wever	70	Member of the Board of Directors	2006
Samir Zraick	66	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	47	Member of the Board of Directors	1999
Claudemir Marques de Almeida	54	Member of the Board of Directors	2004

Maurício Novis Botelho. Mr. Botelho has been our President and Chief Executive Officer since September 1995, and since March 2006 has also been chairman of the board of directors. Mr. Botelho served as CEO of OTL - Odebrecht Automação & Telecomunicações Ltda., also known as OTL and later named Stelar Telecom, a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., or CMW, an industrial automation company, from 1985 to 1995. He was also the CEO of STL - Engenharia de Sistemas Ltda., also known as STL, a project engineering company, from 1985 to 1995, a partner in Soluções Integradas PROLAN Ltda., also known as PROLAN, a corporate network company, from 1994 to 1995, and executive vice-president of TENENGE - Técnica Nacional de Engenharia Ltda., or TENENGE, a construction company, during 1992. During 1995, Mr. Botelho was an executive officer of Cia. Bozano. His business address is the address of our principal executive offices.

Vitor Sarquis Hallack. Mr. Hallack is our Vice-Chairman. He is the Chairman of the board of directors of Camargo Corrêa S.A. (“CCSA”), and board member of several other companies of CCSA, since September 2006. Previously he worked for the Bozano Group, an investment holding Company based in Rio de Janeiro, Brazil, from 1993 to 2006, as an Executive Director, with responsibility for overseeing the portfolio companies. Mr. Hallack also worked for CVRD, a mining and natural resources company for 17 years where he served as chief financial officer and executive director of Business Development from 1990 to 1993. During his time at CVRD, he sat on the board of several affiliated companies. Mr. Hallack has a law degree from the UFJF- Federal University of Juiz de Fora, Brazil and an MBA from Pace University, USA.

José Reinaldo Magalhães. Mr. Magalhães has been the Investments officer of PREVI, since January 2006. He was the deputy general manager of the New York branch of Banco do Brasil between July 2004 and December 2005 and representative at the Chicago Office between December 2002 and June 2004. From 1995 to 1998 he was a manager of the international division of Banco do Brasil. He was a member and vice chairman of the board of directors of Companhia Energética do Rio Grande do Norte from 1998 to 2002 and chairman of the board of directors of Companhia Energética de Pernambuco from 2000 to 2002. Mr. Magalhães’ business address is Praia de Botafogo, 501, 4th floor, 22250-040 Rio de Janeiro, RJ, Brazil.

Wilson Carlos Duarte Delfino. Mr. Delfino has been the acting President and CEO of SISTEL since January 2004, and has served as Executive Officer of Planning, Controlling, and Administrative Offices of SISTEL since March 2000. Previously, Mr. Delfino served as Assistant to the Executive Officer responsible for the Coordination of the Committee of Investments of SISTEL from September 1993 to September 1994 and as Manager of the Investment Analysis Department of SISTEL from October 1994 to March 2000. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006, and a member of the board of directors of Perdigão, a company in the food sector, from April 2004 to April 2006. Mr. Delfino’s business address is SEP Sul, Quadra 702/902 - Conj. B, Bloco A, Ed. Gal. Alencastro, 2nd floor, 70390-025 Brasília, DF, Brazil

Neimar Dieguez Barreiro. Mr. Barreiro has been a Brigadier Major in the Brazilian Air Force since July 2001 and the Secretary of Economy and Financing of the Brazilian Air Force since August 2001. He is also the representative of the Air Force in the Interministerial Follow-up Group of the Strengthening Program of Control of the Brazilian Air Space. He has served in the Brazilian Air Force since 1963. He is the representative of the Brazilian government, through the government’s ownership of the “golden share,” and his business address is Esplanada dos Ministérios, Bloco M, 3rd floor, room 05, 70045-900 Brasília, DF, Brazil.

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

Eduardo Salomão Neto. Mr. Salomão is a partner of the law firm Levy & Salomão- Advogados. He has also been the general counsel of the Museum of Modern Art of São Paulo since 1992 and a member of the board of directors of the institution. Mr. Salomão holds an LLM from the University of London and Ph.D. and post doctorate degrees in Business Law from the University of São Paulo. Mr. Salomão’s business address is Av. Brigadeiro Faria Lima, 2601, 12th floor, 01452-924, São Paulo, SP, Brazil.

Hermann Wever. Mr. Wever has been the president of the Consulting Board of Siemens Ltda. since 2001. From 1987 to 2001 he was president of Siemens Brasil. He was also Officer of Energy and Installations at Siemens do Brasil from 1980 to 1987. Prior to that, Mr. Wever held several positions at General Electric, including Industrial Officer of the department of lamps and illumination from 1968 to 1974, and Vice President of Domestic Appliances from 1974 to 1978. Mr. Wever’s business address is Rua Desembargador Sylos Cintra, 90, 04646-150 São Paulo, SP, Brazil.

Samir Zraick. Mr. Zraick was chief financial officer of Cia. Vale do Rio Doce-CVRD and Head of its US Affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP Business Development of Caemi Mineração e Metalurgia S. A. from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia from July 2004 to March 2006, Mr. Zraick’s business address is 3 Lincoln Center, apt. 38H, New York, NY 10023, U.S.A.

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

As a transition measure, our current President and CEO concurrently holds the office of Chairman of our Board of Directors until April 23, 2007, when he will resign from his position as CEO. On such date, Frederico Fleury Curado is expected to be elected by our Board of Directors as our new CEO. Our bylaws expressly forbid any executive officer from also serving at the same time as our director. Our bylaws contain a provision that our CEO will participate in meetings of the Board of Directors, but shall not vote on resolutions of the Board of Directors.

Under the rules of the Novo Mercado, our executive officers have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions and brief biographical descriptions of our executive officers at April 18, 2007:

Name	Age	Position	Year First Elected

Maurício Novis Botelho	64	President and Chief Executive Officer	1995
Antonio Luiz Pizarro Manso	62	Executive Vice-President Corporate and Chief Financial Officer	1995
Satoshi Yokota	66	Executive Vice-President—Technology Development and Advanced Design	1997
Luis Carlos Affonso	46	Executive Vice-President—Executive Aviation	2006
Frederico Pinheiro Fleury Curado	45	Executive Vice-President—Airline Market	1995
Luiz Carlos Siqueira Aguiar	44	Executive Vice-President—Defense Market and Governments	2005
Horácio Aragonés Forjaz	55	Executive Vice-President—Corporate Communications	1998
Artur Aparecido V. Coutinho	58	Executive Vice-President—Procurement and Industrial Operations	2005

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

Satoshi Yokota. Prior to becoming Executive Vice-President—Technology Development and Advanced Design of Embraer in 1997, Mr. Yokota held several other positions at Embraer, including Programs and Commercial Contracts Officer during 1995 and 1996 and Programs Officer from 1992 to 1995. Mr. Yokota is also the chairman of the board of directors of ELEB, one of Embraer’s subsidiaries.

Luis Carlos Affonso. Mr. Affonso became Embraer’s Executive Vice-President - Executive Aviation in June 2006. In 2005 he was our Vice-President - Executive Aviation. Prior to that he held several positions at Embraer, including Vice-President of Engineering and Development from 2004 to 2005 and Director of the EMBRAER 170/190 Program from 1999 to 2004.

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

6B. Compensation

For the fiscal year ended December 31, 2006, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$9.1 million. In addition, in 2006, we set aside approximately US$0.1 million for the payment of pension benefits to our executive officers. The members of our Board of Directors and Conselho Fiscal do not receive any such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2006, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving Embraer which was not in the ordinary course of our business.

In addition, at April 18, 2007, the board members and executive officers owned an aggregate of 3,043,916 common shares.

Stock Option Plan

At a special shareholders’ meeting held on April 17, 1998, we approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2006, 17,331,109 of the total options granted had been exercised, and an additional 194,157 options had been exercised as of April 13, 2007. Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 6,940,000 were exercised during the period from June 1, 2001 through April 18 , 2007.

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

The new policy provides that the additional distribution of up 5% to exceptionally performing employees will be limited to an amount equal to 50% of our net income for the fiscal year, adjusted for certain cash flow events, to be distributed in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees, two-thirds of the distribution will be distributed in cash on the same date and the remaining one-third will be allocated as “virtual common shares” and payments related thereto will be made over a three-year period, using a weighted average price formula. As a result, the value of these payments will be tied to the future market performance of our common shares.

For the 2004, 2005 and 2006 fiscal years, we distributed to employees, US$61.2 million, US$56.1 million and US$42.7 million, respectively.

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

None of our directors is party to an employment contract providing for benefits upon termination of employment. All our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid. Maurício Botelho has agreed to a three-year non-compete agreement, effective after he steps down as chief executive officer.

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. A Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the new rules of the SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

•
be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

•
be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

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

Name	Age	Position	Year First Elected

Jorge Khalil Miski	47	Effective member	2004
Maria da Salete Medeiros	56	Alternate	2005
Geraldo Humberto de Araujo (1)	55	Effective member	2004
Tarcísio Luiz Silva Fontenele(1)	44	Alternate	2001
José Mauro Laxe Vilela(2)	59	Effective member	2003
Alberto Carlos Monteiro dos Anjos(2)	44	Alternate	2003
Taiki Hirashima	66	Effective member	2004
Guillermo Oscar Braunbeck	34	Alternate	2005
Rolf Von Paraski (3)	55	Effective member	2006
José Roberto Gerbasi de Andrade	57	Alternate	2006

(1) Employed by SISTEL.

(2) Employed by Cia. Bozano.

(3) Employed by Banco do Brasil.

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

6D. Employees

The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,
	2004	2005	2006
Production Process	7,857	8,058	9,157
Research and Development	3,179	3,279	3,627
Customer Support	1,074	2,697	2,808
Administrative - Production Support	879	1,045	1,472
Administrative - Corporate	1,669	1,874	2,201
Total	14,658	16,953	19,265

Approximately 87% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of two different labor unions, the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) or the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were non-union, compared to 87.8% at December 31, 2006. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E. Share Ownership

At April 18, 2007, the board members and executive officers owned an aggregate of 3,043,916 common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of April 18 2007, our executive officers also owned options to purchase an aggregate of 859,470common shares at per-share purchase prices ranging from R$8.11 to R$23.00. As of the same date, none of our directors owned any options to purchase shares of common stock.

See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,098,071 common shares including one special “golden share” held by the Brazilian government issued and outstanding as of April 18, 2007. In February 2007, PREVI, SISTEL, BNDESPAR, EADS and Dassault Aviation sold a portion of the shares held by them at a secondary offering. The following table sets forth share ownership information for each of our significant shareholders that beneficially own our equity securities and for our executive officers and board members at April 18, 2007, including 2,030,889 common shares underlying the options exercisable until May 2008.

	Common Shares
	Shares	(%)
PREVI(1)	103,082,901	13.9
SISTEL(2)	22,612,297	3.0
Bozano Group (3)	71,565,809	9.7
BNDESPAR(4)	37,412,579	5.0
Dassault Aviation (5)	6,671,360	0.9
Safran (5)	8,310,342	1.1
União Federal/Brazilian Government(6)	2,349,911	0.3
Officers and directors as a group (7)	3,903,386	0.5
Others (São Paulo Stock Exchange) (8)	85,318,375	11.5
Others (NYSE)	400,902,000	54.1
Total	742,128,960	100.0

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.

(2)
SISTEL Social Security Foundation, also known as SISTEL, was founded in 1977 as part of the Telebrás system, which, prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies.

(3)
Shares belongiong to the Bozano Group belong to both Cia. Bozano and Bozano Holdings Ltd., which are owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.

(4)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the government-owned national development bank of Brazil.

(5)	The Brazilian government also holds the “golden share.”

(6)	Includes 859,470 shares underlying options which are exercisable until May 2008.

(7)	Includes 1,171,419 shares underlying options which are exercisable until May 2008.

Other than as discussed in “Item 4A. History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2007, we had 23,633 holders, either directly or through ADSs, of common shares. On March 31, 2007, an aggregate of 400,902,000 common shares were held, either directly or through ADSs, by 166 record holders, including DTC, in the United States.

7B. Related Party Transactions

We have engaged in a number of transactions with our subsidiaries and the Brazilian government, as described below:

Brazilian Government

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2004 and 2005, 2006, the Brazilian government accounted for approximately 7.1%, 6.2% and 1.9% of our net sales, respectively. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense and Government Business.”

The Brazilian government plays a key role as:

•	a source for research and development debt financing through technology development institutions such FINEP and BNDES; and

•	an export support agency through BNDES.

See “Item 4B. Business Overview—Aircraft Financing Arrangements.” “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government sponsored customer financing, or increase in government sponsored financing that benefits our competitor, may decrease the cost competitiveness of our aircraft.” and “Item 3D. Risk Factor—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government sponsored financing programs.” We maintain credit facilities with BNDES and FINEP (total outstanding of US$23.2 million at December 31, 2006), primarily to fund development costs of the Phenom 100 and 300 aircraft. Our subsidiaries maintain credit facilities with BNDES and FINEP in the total amount of US$11.7 million outstanding at December 31, 2006, of which US$3.8 million is currently in short-term. The total amounts borrowed under the BNDES and FINEP credit facilities are due August 2008 and December 2013, respectively. In addition to the long-term facilities we maintain with BNDES, in 2006 we negotiated with BNDES various short-term pre-export credit financings, of which US$257.4 million was outstanding as of December 31, 2006, including principal and interest accrued.

The Brazilian government has been an important source of export financing for our customers through the BNDES-exim program, administered by BNDES.

Banco do Brasil S.A., which is owned by the Brazilian government, administers the ProEx program, which enables some of our customers to receive the benefit of interest equalization. We have also entered into numerous financing transactions with Banco do Brasil S.A. and its affiliates. At December 31, 2004, 2005 and 2006, we maintained cash investments of , US$688.0 million, US$203.6 million and US$78.7 million, respectively, with Banco do Brasil S.A. and several of its affiliates. We also had outstanding borrowings from Banco do Brasil S.A. and several of its affiliates, which at December 31, 2004, 2005 and 2006 equaled US$382.1 million, US$380.6 million and US$385.3 million, respectively.

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

We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges in order to obtain writs of mandamus or injunctions to avoid payments or recover past payments. Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of December 31, 2006, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$523.6 million, which is included as a liability (taxes and payroll charges) on our balance sheet. See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 18 to our consolidated financial statements for a further discussion of these challenges.

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

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

•	the legal reserve;

•	a contingency reserve for anticipated losses; and

•	an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2006, the balance of our legal reserve was US$13.8 million, which was equal to 0.7% of our paid-in capital at December 31, 2006.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

•	the legal reserve;

•	the investment and working capital reserve;

•	retained earnings; and

•	the contingency reserve for anticipated losses,

such excess may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

•	price-level restatement of balance sheet accounts;

•	the share of equity earnings of affiliated companies; and

•	profits from installment sales to be received after the end of the next succeeding fiscal year.

According to our bylaws and subject to shareholder approval, our Board of Directors may allocate up to 75% of our adjusted net income to an investment and working capital reserve. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

•	in the deduction of accumulated losses, whenever necessary;

•	in the distribution of dividends, at any time;

•	in the redemption, withdrawal, purchase or open market repurchase of shares, as authorized by law; and

•	to increase our capital, including by means of an issuance of new shares.

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

•
50% of net income (after taking into account the provisions for the Contribuição Social Sobre o Lucro Líquido, or Social Contribution on Net Profits, or CSLL, but before taking into account such distribution and any deductions for income taxes) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made.

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

Date of approval	Period in which profits were generated	Total amount of Distribution
		(R$ in millions)	(US$ in millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004(2)	Second quarter of 2004	160.0	51.5
September 20, 2004(2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 200 (2)	First quarter of 2005	106.5	39.9
June 3, 2005(2)	Second quarter of 2005	110.8	47.1
September 16, 2005(2)	Third quarter of 2005	113.5	51.0
December 19, 2005(2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006(2)	First two quarters of 2006	114.4	52.9
June 12, 2006(1)	First two quarters of 2006	35.6	16.4
September 15, 2006(2)	Third quarter of 2006	92.3	42.5
December 8,2006(2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007(2)	First quarter of 2007	43.4	21.2

(1)  Represents dividend payments.

(2) Represents interest on shareholders’ equity.

(3) Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which the dividends were approved.

Further, on March 9, 2007, our Board of Directors approved the payment of interest on shareholders’ equity for the first quarter of 2007, in the total amount of R$43.4 million, which translated using the exchange rate on June 12, 2006, is equivalent to US$21.2 million.

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

8B. Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2006, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.” In addition, our common shares are traded on the São Paulo Stock Exchange under the symbol “EMBR3.” Each ADS represents four common shares.

The reported high and low closing prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table. Trading prices for the ADSs until June 2, 2006 are for the former Embraer ADSs, each of which represented four preferred shares of former Embraer. Our ADSs began trading on the NYSE on June 5, 2006, with each ADS representing four common shares issued by us.

	Price in U.S. dollars per ADS
	High	Low
2002:
Year end	25.01	12.85
2003:
Year end	35.45	9.15
2004:
Year end	36.81	23.28
2005:
First quarter	35.00	29.70
Second quarter	33.95	28.71
Third quarter	39.00	30.37
Fourth quarter	41.78	36.20
Year end	41.78	28.71
2006:
First quarter	41.63	37.00
Second quarter	39.04	31.99
Third quarter	41.78	33.53
Fourth quarter	43.50	39.59
Year end	43.50	31.99
2007
First quarter	46.23	39.01
Second quarter (through April 18)	47.83	45.85
Month ended:
October 31, 2006	43.50	39.59
November 30, 2006	42.87	40.49
December 31, 2006	43.46	40.27
January 31, 2007	41.36	39.01
February 28, 2007	46.23	41.04
March 31, 2007	45.86	44.10
April 30, 2007 (through April 18)	47.83	45.85

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

The table below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2002:
Year end	14.00	9.82
2003:
Year end	19.30	7.00
2004:
Year end	20.30	12.31
2005:
First quarter	17.90	14.40
Second quarter	16.00	13.50
Third quarter	16.50	14.18
Fourth quarter	18.50	14.90
Year end	18.50	13.50
2006:
First quarter	22.90	17.41
Second quarter	20.54	18.38
Third quarter	22.51	18.08
Fourth quarter	23.50	21.31
Year end	23.50	17.41
2007:
First quarter	24.00	20.86
Second quarter (through April 18)	24.10	23.40
Month ended:
October 31, 2006	23.12	21.31
November 30, 2006	23.08	21.72
December 31, 2006	23.50	21.55
January 31, 2007	22.08	20.86
February 28, 2007	24.00	21.42
March 31, 2007	23.99	22.65
April 30, 2007 (through April 18)	24.10	23.40

On April 18, 2007, we had 23,633 holders, either directly or through ADSs, of common shares. On April 18, 2007, an aggregate of 400,902,000 common shares were held, either directly or through ADSs, by 166 record holders, including DTC, in the United States.

On April 18, 2007, the closing sale price for our common shares on the São Paulo Stock Exchange was R$24.10 which is equivalent to US$46.71 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$47.80. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$1.5 trillion, equivalent to US$722.6 billion at December 31, 2006. In comparison, the NYSE had a market capitalization of approximately US$25 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At April 18, 2007, we accounted for approximately 1% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2006, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 54% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 8% of the total market capitalization of all listed companies.

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

•
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

•
specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	restrict the use of insider information.

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

Description of Capital Stock

General

At December 31, 2006, our capital stock consisted of a total of 739,903,914 outstanding common shares, including one special class of common share known as the “golden share,” held by the Brazilian government.

As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006 and the consequent share exchange and after considering the subsequent issuance of common shares upon the exercise of stock options granted, as of April 18, 2007, our capital stock consisted of a total of 742,128,960 outstanding common shares, without par value, including one special class of common share known as the “golden share,” held by the Brazilian government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts.

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

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and proportionally in any remaining residual assets in the event of liquidation of the company;

•
preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “Item 10D. Exchange Controls—Preemptive Rights”;

•	the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

•	the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “Item 10D. Exchange Controls—Redemption and Right of Withdrawal.”

Golden Share

The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “—Voting Rights of Shares —Golden Share.”

Voting Rights of Shares

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

For purposes of our bylaws, two or more of our shareholders are considered to be a “group of shareholders” if:

•	they are parties in a voting agreement;

•	one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;

•	they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or

•
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

Our bylaws provide that, at any general meeting of our shareholders, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at such meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described in “—Limitation on the Rights of Certain Holders of Common Shares” above. Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be counted. If the total vote of non-Brazilian shareholders at any general meeting of our shareholders exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at such shareholders’ meeting.

The fraction of two-thirds effectively limits the voting rights of non-Brazilian shareholders and groups of non-Brazilian shareholders to 40% of our total share capital. The objective of this limitation is to ensure that Brazilian shareholders constitute a majority of the total votes cast at any general meeting of our shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us.

For purposes of our bylaws, the following are considered to be “Brazilian shareholders”:

•	Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

•
legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (a) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (b) of this item, and (b) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and

•
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

The effect of this limitation on the voting rights of non-Brazilian shareholders (i.e., their participation) is illustrated in the following table, where the column “Non-Brazilian Shareholder Participation” indicates the maximum percentage of votes a non-Brazilian shareholder may cast:

Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholder Participation (% of capital stock)	Non-Brazilian Shareholder Participation(1)
90%	10%	10%
80%	20%	20%
70%	30%	30%
60%	40%	40%
59%	41%	39.33%
50%	50%	33.33%
40%	60%	26.67%
30%	70%	20%
20%	80%	13.33%
10%	90%	6.67%

(1) Number of votes calculated based on two-thirds of the Brazilian shareholders’ votes.

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

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5		5%	1.00
Brazilian B	5	5	5		5%	1.00
Brazilian C	5	5	5		5%	1.00
Brazilian D	5	5	5		5%	1.00
Brazilian E	5	5	5		5%	1.00
Brazilian F	5	5	5		5%	1.00
Brazilian G	5	5	5		5%	1.00
Brazilian H	5	5	5		5%	1.00
Brazilian I	5	5	5		5%	1.00
Brazilian J	5	5	5		5%	1.00
Brazilian K	5	5	5		5%	1.00
Brazilian L	5	5	5		5%	1.00
Total Brazilians	60	60	60		60%	1.00
Non-Brazilians[1]	40	40	40	[2]	40%	1.00
Total	100	100	100		100%	1.00

(1)  Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.

(2) Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5		8.57%	0.25
Brazilian B	5	5	5		8.57%	1.00
Brazilian C	5	5	5		8.57%	1.00
Brazilian D	5	5	5		8.57%	1.00
Brazilian E	5	5	5		8.57%	1.00
Brazilian F	5	5	5		8.57%	1.00
Brazilian G	5	5	5		8.57%	1.00
Total Brazilians	50	35	35		60%	1.00
Non-Brazilians[1]	50	50	23.3	[2]	40%	0.47
Total	100	85	58.3		100%	0.58

(1)  Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.

(2) Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5		10%	1.00
Brazilian B	5	5	5		10%	1.00
Brazilian C	5	5	5		10%	1.00
Brazilian D	5	5	5		10%	1.00
Brazilian E	5	5	5		10%	1.00
Brazilian F	5	5	5		10%	1.00
Total Brazilians	30	30	30		60%	1.00
Non-Brazilian A	30	5	2.2	[2]	4.4%	0.07
Non-Brazilians[1]	40	40	17.8	[2]	35.6%	0.44
Total	100	75	50		100%	0.50

(1) Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.

(2)  Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective Votes After 5% Vote Restriction	Effective Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5		12%	0.17
Brazilian B	25	5	5		12%	0.20
Brazilian C	5	5	5		12%	1.00
Brazilian D	5	5	5		12%	1.00
Brazilian E	5	5	5		12%	1.00
Total Brazilians	70	25	25		60%	1.00
Non-Brazilians[1]	30	30	16.7	[2]	40%	0.56
Total	100	55	41.7		100%	0.42

(1)  Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.

(2)  Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

•	change of our name and corporate purpose;

•	amendment and/or application of our logo;

•	creation and/or alteration of military programs (whether or not involving Brazil);

•	development of third party skills’ in technology for military programs;

•	discontinuance of the supply of spare parts and replacement parts for military aircraft;

•	transfer of our control;

•
any amendments to the list of corporate actions over which the Golden Share carries veto rights, including the right of the Brazilian Government to appoint one member and alternate to our Board of Directors and the right of our employees to appoint two members and their respective alternates to our Board of Directors, and to the rights conferred to the Golden Share; and

•
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

The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•
transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such other company, known as incorporação de ações;

•	acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;

•	participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or

•
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

The price to be offered for the shares in such public tender offer shall be calculated as follows:

•	Tender Offer Price = Value of the Share + Premium,

where:

•	“Tender Offer Price” corresponds to the acquisition price for each share issued by us in the public offering of shares provided hereunder.

•	“Value of the Share” corresponds to the greater of:

(i)	the highest unit quotation obtained for the shares issued by us during the 12-month period prior to the tender offer among values recorded on any stock exchange on which the shares were traded;

(ii)	the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by us;

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

•	“Premium” corresponds to 50% of the Value of the Share.

•
“Consolidated EBITDA” is our consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the audited restated statements for our most recent complete fiscal year.

•	“Average Consolidated EBITDA” is the arithmetic average of our consolidated EBITDA for the two most recent complete fiscal years.

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

Sarbanes Oxley Act of 2002

We maintain control and procedures designed to ensure that we are able to collect the information required to disclose in the report we file with the SEC, and to process, summarize and disclose the information within the periods specified in the rules of the SEC. We have filed the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting as Exhibits 12.1 and 12.2 to this annual report.

10C. Material Contracts

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, through our subsidiary Embraer Overseas Limited, we issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2006, US$404.7 million was outstanding, US$4.7 million of which is currently short-term, including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us on March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for now notes duly registered with the Commission. The exchange offer will expire on May 18, 2007. If the exchange offer is not completed on or before the date that is 270 days after the closing date, the annual interest rate will be increased by 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, with a maximum limit of 0.5% per annum increase, until the exchange offer is completed). The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

For more information on additional financing agreements, see “Item 5B. Liquidity and Capital Resources — Credit Facilities and Lines of Credit — Long-term Facilities.”

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

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above and the corresponding acquisition cost, will be considered a capital gain. There are arguments to support that such taxation is not applicable in case of non-Brazilian holders registered under Resolution No. 2,689 (“2,689 holder”) that are not located in a tax haven country or jurisdiction, which is defined as the jurisdiction that does not impose any income tax or which imposes such tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholders’ composition or the ownership of the investment (“tax haven holder”) . The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

Gains assessed on the disposition of the common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a non-Brazilian holder that is a 2,689 holder and is not a tax haven holder ; or

•
are subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that (i) is not a 2,689 holder; or (ii) is a 2,689 holder but a tax haven holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the common shares that are not carried out on Brazilian stock exchanges are subject to income tax at a rate of 15%, except for tax haven holders, which, in this case, are subject to income tax at a rate of 25%. In case the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

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

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by non-Brazilian holder to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

Transactions on Bank Accounts. As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to bank accounts at a rate of 0.38%. Therefore, transactions by the depositary or by holders of common shares that involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. Currently, the funds transferred to Brazil to acquire shares on Brazilian stock exchanges and the remittance abroad of the proceeds earned on the disposition of common shares in Brazil are exempted from the CPMF. In addition, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on a Brazilian stock exchange.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Embraer common shares and ADSs. The discussion is only applicable to U.S. Holders that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (or an entity treated as a partnership for U.S. Federal income tax purposes) holds Embraer common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding such common shares or ADSs is urged to consult its tax advisors regarding the consequences of the ownership of Embraer common shares or ADSs.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that neither it nor its predecessor was a PFIC for United States federal income tax purposes with respect to its 2006 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2007 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for its 2007 taxable year.

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

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Av. Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil.

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

Our short- and long-term debt obligations totaled US$1,349.2 million at December 31, 2006 and were denominated in U.S. dollars, Brazilian reais and Euro. Of the total amount of debt denominated in U.S. dollars, US$1,017.1 million, approximately US$762.0 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of the US$298.2 of our Brazilian reais-denominated debt at December 31, 2006, US$291.9 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 6.85% per annum at December 31, 2006. We also maintain subsidiary lines of credit in an amount of US$6.3 million, which bear interest at a variable rate of 115% of the CDI, the interbank deposit rate in Brazil. Our Euro-denominated debt, totaling US$33.9 million, of which US$20.6 million was fixed rate and US$13.3 million was indexed to a variable rate based on the Euribor.

The table below provides information about our short- and long-term debt obligations as of December 31, 2006 that are sensitive to changes in interest rates and foreign currency exchange rates.

			Outstanding Amount By Year of Maturity
	Weighted Average Interest Rate 2006	Total Outstanding Amount	2007	2008	2009	20010	2011	2012	Thereafter	Total Fair Value
Short Term Debt			(in thousands, except percentages)
U.S. dollars (LIBOR indexed)	8.10%	US$49,491	US$49,491	-	-	-	-	-	-	US$67,984
U.S. dollars (fixed rate)	6.25%	164,396	164,396	-	-	-	-	-	-	185,113
Reais (TJLP indexed)	8.89%	262,088	262,088	-	-	-	-	-	-	304,921
Reais (CDI indexed)	12.61%	6,327	6,327	-	-	-	-	-	-	6,514
Euro (fixed rate)	3.97%	20,593	20,593	-	-	-	-	-	-	20,511
Euro (EURIBOR indexed)	4.63%	152	152	-	-	-	-	-	-	2,186
Total short-term debt		US$503,047	US$503,047	-	-	-	-	-	-	US$587,229

Long Term Debt
U.S. dollars (LIBOR indexed)	8.10%	US$205,624	-	US$47,362	US$42,544	US$34,049	US$25,555	US$25,555	US$30,559	US$204,648
U.S. dollars (fixed rate)	6.25%	597,512	-	97,041	20,352	50,000	119	-	430,000	584,944
Reais (TJLP indexed)	8.89%	29,798	-	4,495	6,468	5,811	5,287	3,891	3,846	29,037
Reais (CDI indexed)	12.61%	-	-	-	-	-	-	-	-	-
Euro (fixed rate)	3.97%	-	-	-	-	-	-	-	-	-
Euro (EURIBOR indexed)	4.63%	13,170	-	5,670	2,500	2,500	2,500	-	-	10,974
Total long-term debt		US$846,104	-	154,568	71,864	92,360	33,461	29,446	464,405	US$829,603

Total debt		US$1,349,151	US$503,047	US$154,568	US$71,864	US$92,360	US$33,461	US$29,446	US$464,405	US$1,416,832

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$242.7 million of our floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of December 31, 2006, we had effectively converted US$19.6 million of our U.S. dollar fixed interest rate debt into CDI-based reais denominated obligations. These swaps did not affect the maturity or amortization schedule of our existing debt.

These swaps are not accounted for as hedging transactions under U.S. GAAP. Nevertheless, these swaps are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$11.3 million as of December 31, 2006 as part of interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 31 to our consolidated financial statements.

We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that our total exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

The table below provides information about our short- and long-term debt obligations as of December 31, 2006, after considering the effects of the above mentioned derivative transactions.

			Outstanding Amount By Year of Maturity
	Weighted Average Interest Rate 2006	Total Outstanding Amount	2007	2008	2009	2010	2011	2012	Thereafter	Total Fair Value
Short Term Debt			(in thousands, except percentages)
U.S. dollars (LIBOR indexed)	8.03%	US$12,396	US$12,396	-	-	-	-	-	-	US$12,370
U.S. dollars (fixed rate)	6.53%	186,537	186,537	-	-	-	-	-	-	226,915
Reais (TJLP indexed)	8.89%	262,089	262,089	-	-	-	-	-	-	304,921
Reais (CDI indexed)	10.87%	21,280	21,280	-	-	-	-	-	-	20,326
Euro (fixed rate)	3.97%	20,593	20,593	-	-	-	-	-	-	20,511
Euro (EURIBOR indexed)	4.63%	152	152	-	-	-	-	-	-	2,186
Total short-term debt		US$503,047	US$503,047	-	-	-	-	-	-	US$587,229

Long Term Debt
U.S. dollars (LIBOR indexed)	8.03%	US$50	-	US$50	-	-	-	-	-	US$175
U.S. dollars (fixed rate)	6.53%	798,486	-	139,753	62,895	84,049	25,674	25,555	460,560	783,835
Reais (TJLP indexed)	8.89%	29,798	-	4,495	6,469	5,811	5,287	3,891	3,845	29,037
Reais (CDI indexed)	10.87%	4,600	-	4,600	-	-	-	-	-	5,582
Euro (fixed rate)	3.97%	-	-	-	-	-	-	-	-	-
Euro (EURIBOR indexed)	4.63%	13,170	-	5,670	2,500	2,500	2,500	-	-	10,974
Total long-term debt		US$846,104	-	154,568	71,864	92,360	33,461	29,446	464,405	US$829,603

Total debt		US$1,349,151	US$503,047	US$154,568	US$71,864	US$92,360	US$33,461	US$29,446	US$464,405	US$1,416,832

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

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2006 as well as the derivative transactions outstanding at the same date:

	Total	Outstanding Amount by Year of Maturity
	Outstanding Amount	2007	2008	2009	2010	2011	Thereafter	Total Fair Value

ASSETS
Cash and cash equivalents
In reais	US$343,442	US$343,442	-	-	-	-	-	US$343,442
In Euro	19,136	19,136	-	-	-	-	-	19,136
In Chinese Yuan	33,590	33,590	-	-	-	-	-	33,590
Investments and temporary cash investments
In reais	555,795	555,795	-	-	-	-	-	555,795
Trade accounts receivable
In Rreais	33,267	33,267	-	-	-	-	-	33,267
In Euro	65,927	65,927	-	-	-	-	-	65,927
Deferred income tax assets
In reais	252,857	107,304	89,343	24,756	10,117	8,469	12,869	252,857
In Euro	11,932	11,932	-	-	-	-	-	11,932
Other assets
In reais	56,765	42,611	14,154	-	-	-	-	56,765
In Euro	23,596	8,430	15,166	-	-	-	-	23,596
In CNY	8,734	8,734	-	-	-	-	-	8,734

Total Assets in reais	US$1,242,126	US$1,082,419	US$103,496	US$24,756	US$10,117	US$8,469	US$12,869	US$1,242,126
Total Assets in Euro	US$120,590	US$105,424	15,166	-	-	-	-	US$120,590
Total Assets in Chinese Yuan	US$42,323	US$42,323	-	-	-	-	-	US$42,323

LIABILITIES
Loans
In reais	US$298,213	US$268,415	US$4,495	US$6,468	US$5,811	US$5,287	US$7,735	US$340,472
In Euro	33,915	20,745	5,670	2,500	2,500	2,500	-	33,671
In Japanese Yen	-	-	-	-	-	-	-	-
Accounts payable to suppliers								-
In reais	57,637	57,637						57,637
In Euro	37,812	37,812						37,812
Customer advances								-
In reais	22,171	22,171						22,171
Other accounts payable & accrued liabilities								-
In reais	129,965	129,077	888	-	-	-	-	129,965
In Euro	35,263	27,575	7,688	-	-	-	-	35,263
In CNY	5,789	5,789	-	-	-	-	-	5,789
Taxes and payroll charges payable								-
In reais	575,975	244,424	203,511	56,392	23,045	19,290	29,313	575,975
In Euro	5,238	5,238	-	-	-	-	-	5,238
In Chinese Yuan	8,442	8,442	-	-	-	-	-	8,442
Accrued taxes on income								-
In reais	192	192	-	-	-	-	-	192
In Euro	3,341	3,341	-	-	-	-	-	3,341
Deferred income tax liabilities
In reais	208,517	24,079	29,381	31,084	30,081	30,438	63,454	208,517
In Euro
Accrued dividends
In reais	35,555	35,555	-	-	-	-	-	35,555
Contingencies
In reais	48,955	20,775	17,297	4,793	1,959	1,640	2,491	48,955
In Euro	15,589	15,024	565	-	-	-	-	15,589
-
Total liabilities in reais	US$1,377,180	US$802,326	US$255,572	US$98,736	US$60,896	US$56,655	US$102,994	US$1,419,439
Total liabilities in Euro	US$131,158	US$109,735	US$13,923	US$2,500	US$2,500	US$2,500	-	US$130,914
Total liabilities in Japanese Yen	-	-	-	-	-	-	-	-
Total liabilities in Chinese Yuan	US$14,231	US$14,231	-	-	-	-	-	US$14,231

Total exposure in reais	US$(135,055)	US$280,093	US$(152,075)	US$(73,980)	US$(50,779)	US$(48,187)	US$(90,125)	US$(177,314)
Total exposure in Euro	US$(10,568)	US$(4,311)	US$1,243	US$(2,500)	US$(2,500)	US$(2,500)	-	US$(10,324)
Total exposure in Japanese Yen	-	-	-	-	-	-	-	-
Total exposure in Chinese Yuan	US$28,092	US$28,092	-	-	-	-	-	US$28,092

	Total	Outstanding Amount by Year of Maturity
	Outstanding Amount	2007	2008	2009	2010	2011	Thereafter	Total Fair Value

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)
Notional amount	US$239,371	US$38,566	US$42,544	US$42,544	US$34,049	US$25,555	US$56,114	US$2,937
Average interest paid in US$	7.36%	-	-	-	-	-	-	-
Average interest received in US$	Libor + 2.68%	-	-	-	-	-	-	-
Cross-currency interest rate swap contracts (US$v. R$)
Notional amount	US$16,434	US$11,646	US$4,788	-	-	-	-	US$(15,236)
Average interest paid in eais	58.61% of CDI	-	-	-	-	-	-	-
Average interest received in US$	5.14%	-	-	-	-	-	-	-
Dual-currency interest rate swap contracts CDI v. the greater than exchange variation or CDI)
Notional amount	US$6,289	US$6,289	-	-	-	-	-	US$7
Average interest paid in US$	9.88%	-	-	-	-	-	-	-
Average interest received in JPY	15.29%	-	-	-	-	-	-	-

Net exposure of assets/liabilities
- In reais	US$(157,778)	US$262,158	US$(156,863)	US$(73,980)	US$(50,779)	US$(48,187)	US$(90,125)	-
- In Euro	US$(10,568)	US$(4,311)	US$1,243	US$(2,500)	US$(2,500)	US$(2,500)	-	-
- In Japanese Yen	-	-	-	-	-	-	-	-
- In Chinese Yuan	US$28,092	US$28,092	-	-	-	-	-	-

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

Comparison of Rights of Holders of Former Embraer Common Shares and Embraer Common Shares

	Rights of Holders of Former Embraer Common Shares	Rights of Holders of Embraer Common Shares
Voting
Each former Embraer common share entitled its holder to one vote in the resolutions of a general meeting.

Certain resolutions and acts of the shareholders and management of former Embraer were subject to the veto of the Brazilian Government, as holder of the Golden Share.

Each of our common shares entitles its holder to one vote in the resolutions of a general meeting.

In the resolutions of the general meeting: (1) no shareholder or group of shareholders, whether Brazilian or non-Brazilian, including brokers acting on behalf of one or more holders of ADSs, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and (2) non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than ⅔ of the total of the votes conferred on the entirety of Brazilian shareholders present.

Certain resolutions and acts of our shareholders and management will be subject to the veto of the Brazilian Government, as holder of the Golden Share.

Maximum Shareholder Votes	None.	No shareholder or group of shareholders, whether Brazilian or non-Brazilian, may exercise voting rights representing more than 5% of our total capital stock.

Non-Brazilian Shareholder Voting
Ownership of former Embraer common shares by non-Brazilians was limited to 40% of all former Embraer common shares. Non-Brazilian shareholders holding former Embraer common shares, within the 40% limitation, had full voting rights.

Non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than ⅔ of the total of the votes conferred on the entirety of Brazilian shareholders present at the general meeting of our shareholders.

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

Rights of Holders of Former Embraer Common Shares	Rights of Holders of Embraer Common Shares
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

The price to be paid for each of our common shares in the public tender offer must be equal to or greater than the amount obtained by the following formula:

“Acquisition Price” = Value of the Share + 50% Premium

“Value of the Share” = the greater value between: (i) the highest unit quotation of the shares issued by us during the 12-month period prior to conducting the public tender offer recorded on any stock exchange in which the shares were traded; (ii) the highest price paid by the Acquiring Shareholder during the 36-month period prior to the public tender offer for a share or tranche of shares issued by us; (iii) the amount equivalent to 14.5 times our consolidated average EBITDA (determined in accordance with the bylaws), reduced by our net consolidated indebtedness, divided by the total number of shares issued; and (iv) the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by us, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

Comparison of Rights of Holders of Former Embraer Preferred Shares and Embraer Common Shares

Below is a summary comparison of the material changes in the rights that resulted from holders of former Embraer preferred shares becoming holders of Embraer common shares.

	Rights of Holders of Former Embraer Preferred Shares	Rights of Holders of Embraer Common Shares
Voting	Preferred shares were not entitled to vote at a general meeting. Preferred shareholders could attend a general meeting and take part in the discussion of matters presented at the meeting.
Each of our common shares entitles its holder to one vote in the resolutions of a general meeting.

In the resolutions of the general meeting: (1) no shareholder or group of shareholders, whether Brazilian or non-Brazilian, including brokers acting on behalf of one or more holders of ADSs, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and (2) the set of non-Brazilian shareholders and groups of shareholders may not exercise voting rights representing more than two-thirds of the total of the votes conferred on the entirety of Brazilian shareholders present.

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

Priority in Capital Stock Reimbursements	Preferred shares were entitled to at least a 10% premium over that received by common shares in the event of a reimbursement of capital.	There is no preference among shareholders in the event of a reimbursement of capital.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our president and CEO, Maurício Novis Botelho, and our executive vice-president corporate and chief financial officer, Antonio Luiz Pizarro Manso, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that material information relating to us and our consolidated subsidiaries was be made known to them by others within our company and our consolidated subsidiaries during the period in which this annual period applies.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte Touche Tohmatsu attestation report on management’s assessment of the our internal controls over financial reporting is included herein.

Changes in Internal Controls

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu during the fiscal years ended December 31, 2005 and December 31, 2006:

	2005	2006
	(in thousands)
Audit Fees	US$1,093	US$1,886
Audit-Related Fees	621	434
Tax Fees	508	807
All Other Fees	68	148
Total	US$2,290	US$3,275

Audit Fees

Audit fees in 2006 and 2005 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the audit of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and for the review of our financial information included in our annual report on Form 20-F, reviews of quarterly financial statements, which are submitted on Form 6-K, and statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees in 2006 and 2005 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with the review of our internal control system and assistance in complying with the requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees in 2006 and 2005 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with services for tax compliance and tax advice, mainly comprised of the review of income tax returns in the several jurisdictions in which we operate and assistance with other tax filings in foreign jurisdictions, as well as assistance to our tax committee to ensure compliance with Brazilian tax requirements.

All Other Fees

We did not pay any other fees to Deloitte Touche Tohmatsu in 2006 other than those described above.

Other fees paid to Deloitte Touche Tohmatsu in 2005 consisted of the aggregate fees billed primarily in connection with human resources related consulting services.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu. Any services provided by Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2005 and 2006, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2006, neither we nor any affiliated purchaser purchased or repurchased any of our equity securities.

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

2.2
Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3
The registrant hereby agrees to furnish to the SEC, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item 2(b)(i) of the Instructions as to Exhibits in Form 20-F.

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

* Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: April 23, 2007	By:	/s/ MAURICIO NOVIS BOTELHO
Name: Maurício Novis Botelho
Title: President and Chief Executive Officer

Date: April 23, 2007	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
Name: Antonio Luiz Pizarro Manso
Title: Executive Vice-President Corporate and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
EMBRAER - Empresa Brasileira de Aeronáutica S.A.
São Paulo - SP

1.  We have audited the accompanying consolidated balance sheets of EMBRAER - Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, change in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

3. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMBRAER - Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil
April 18, 2007

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006
(In thousands of U.S. dollars - US$)

ASSETS	Notes	2005	2006

CURRENT ASSETS
Cash and cash equivalents	5	1,339,159	1,209,396
Temporary cash investments	6	574,395	555,795
Trade accounts receivable, net	7	445,520	272,153
Customer and commercial financing	8	147,118	16,215
Collateralized accounts receivable	9	65,440	70,980
Inventories	10	1,477,559	2,047,244
Deferred income taxes	27	121,376	116,510
Guarantee deposits	11	247,613	301,670
Other assets	11	197,342	169,758
Total current assets		4,615,522	4,759,721

LONG TERM ASSETS
Trade accounts receivable	7	5,304	22,109
Customer and commercial financing	8	460,044	552,751
Collateralized accounts receivable	9	788,780	748,742
Property, plant and equipment, net	13	388,362	412,244
Investments	12	31,433	33,844
Deferred income taxes	27	302,304	340,659
Guarantee deposits	11	273,181	289,050
Other assets	11	67,515	156,581
Total long-term assets		2,316,923	2,555,980

TOTAL ASSETS		6,932,445	7,315,701

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006
(In thousands of U.S. dollars - US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2005	2006

CURRENT LIABILITIES
Loans and financing	19	475,305	503,047
Non-recourse and recourse debt	9	321,172	388,380
Capital lease obligations	20	2,753	2,388
Trade accounts payable		728,011	912,753
Advances from customers	16	485,958	544,802
Other payables and accrued liabilities	15	405,965	433,291
Taxes and payroll charges payable	17	113,360	136,950
Contingencies	18	19,826	31,175
Deferred income taxes	27	22,153	23,609
Accrued taxes on income		37,122	6,848
Dividends payable		42,811	35,555
Total current liabilities		2,654,436	3,018,798

LONG-TERM LIABILITIES
Loans and financing	19	1,078,117	846,104
Non-recourse and recourse debt	9	498,081	441,378
Capital lease obligations	20	2,216	3,453
Advances from customers	16	97,024	183,639
Contribution from suppliers	14	97,852	92,217
Taxes and payroll charges payable	17	513,743	455,048
Other payables and accrued liabilities	15	125,006	107,512
Deferred income taxes	27	165,250	195,988
Contingencies	18	33,691	33,369
Total long-term liabilities		2,610,980	2,358,708

MINORITY INTEREST		46,775	63,914

SHAREHOLDERS’ EQUITY
Statutory capital-
Preferred (without par value, 1,000,000,000 shares authorized; 479,287,609 shares issued and outstanding at December 31, 2005)		882,627	-
Common (at December 31, 2005, 500,000,000 shares authorized and 242,544,447 shares issued and outstanding; without par value, 1,000,000,000 shares authorized and 739,903,913 shares issued and outstanding as of December 31, 2006)		298,397	1,434,406
Special common share (R$ 1 par value, 1 share authorized, issued and outstanding at December 31, 2006 and 2005)		-	-
Additional paid-up capital		8,353	-
Legal reserve		126,711	13,797
Appropriate retained earnings		305,914	422,334
Accumulated other comprehensive income (loss)		(1,748)	3,744
Total shareholders’ equity		1,620,254	1,874,281

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		6,932,445	7,315,701

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$, except earnings per share )

	Notes	2004	2005	2006

GROSS SALES
Foreign market		3,170,832	3,526,848	3,669,148
Domestic market		282,287	312,507	146,063
Sales deductions		(12,586)	(9,448)	(7,808)

NET SALES		3,440,533	3,829,907	3,807,403

Cost of sales and services		(2,267,330)	(2,671,816)	(2,736,234)

GROSS PROFIT		1,173,203	1,158,091	1,071,169

OPERATING INCOME (EXPENSES)
Selling expenses		(342,883)	(269,747)	(374,140)
Research and development		(44,506)	(93,166)	(112,743)
General and Administrative expenses		(139,357)	(205,202)	(235,505)
Employee profit sharing		(61,199)	(56,051)	(42,719)
Other operating income (expenses), net	28	(41,272)	(26,079)	1,677
INCOME FROM OPERATIONS		543,986	507,846	307,739

Interest income (expenses), net	21	(38,000)	(1,672)	140,525
Exchange loss, net	29	(12,218)	(15,218)	(4,098)
Other non-operating income (expenses), net		(117)	9,050	-

INCOME BEFORE INCOME TAXES		493,651	500,006	444,166
Income tax (expense)	27	(112,139)	(41,569)	(44,412)

INCOME BEFORE MINORITY INTEREST AND EQUITY LOSS FROM AFFILIATES		381,512	458,437	399,754
Minority interest		(1,306)	(9,622)	(9,580)
Equity in loss from affiliates		-	(3,096)	(34)

NET INCOME		380,206	445,719	390,140

OTHER COMPREHENSIVE INCOME		5,174	(4,632)	9,287

COMPREHENSIVE INCOME		385,380	441,087	399,427

EARNINGS PER SHARE	25
Basic-
Common		0.4970	0.5790	0.5273
Preferred		0.5467	0.6369

Diluted-
Common		0.4940	0.5762	0.5252
Preferred		0.5434	0.6338

WEIGHTED AVERAGE SHARES (in thousands )
Basic-
Common		242,544	242,544	739,904
Preferred		474,994	479,288

Diluted-
Common		242,544	242,544	742,903
Preferred		479,217	482,739

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$)

	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	380,206	445,719	390,140
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	59,685	61,491	63,859
Allowance for doubtful accounts	908	2,109	8,231
Write down for inventory obsolescence	28,827	21,851	16,569
Loss on property, plant and equipment disposals	178	750	885
Deferred income taxes	4,511	(42,270)	(1,295)
Accrued interest in excess of interest paid (paid in excess of accrued)	(30,276)	5,123	551
Equity in loss from affiliates	-	3,096	34
Minority interest	1,306	9,622	9,580
Exchange loss, net	12,218	15,218	4,098
Other	(3,508)	(154)	(1,546)
Changes in assets and liabilities:
Temporary cash investments	(402,147)	(179,676)	18,600
Trade accounts receivable and customer and commercial financing , net	(266,652)	(241,606)	186,612
Inventories	(340,608)	(90,802)	(583,269)
Other assets	(21,259)	(120,079)	33,482
Trade accounts payable	136,554	172,591	181,639
Other payables and accrued liabilities	45,791	41,555	(24,663)
Accrued taxes on income	10,497	24,305	(32,321)
Contribution from suppliers	(94,921)	(42,185)	(5,635)
Advances from customers	(80,024)	103,819	145,460
Taxes and payroll charges payable	167,096	124,756	(35,105)
Contingencies	(7,228)	31,676	11,027
Net cash provided by (used in) operating activities	(398,846)	346,909	386,933

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	163	557	697
Escrow deposits	(15,417)	(164)	(88,554)
Additions to property, plant and equipment	(50,075)	(51,766)	(90,761)
Other	6,225	877	(900)
Net cash used in investing activities	(59,104)	(50,496)	(179,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(1,295,315)	(1,308,817)	(1,497,751)
Proceeds from borrowings	1,587,504	1,523,261	1,258,249
Dividends and/or interest on capital paid	(185,537)	(198,945)	(157,771)
Proceeds from issuance of shares	3,250	12,104	5,116
Payments of capital lease obligations	(4,682)	(2,687)	(2,946)
Net cash provided by financing activities	105,220	24,916	(395,103)

Effect of exchange rate changes on cash and cash equivalents	50,728	54,012	57,924

Net increase (decrease) in cash and cash equivalents	(302,002)	375,341	(129,763)

Cash and cash equivalents, at beginning of year	1,265,820	963,818	1,339,159

Cash and cash equivalents, at end of year	963,818	1,339,159	1,209,396

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Please see note 36.

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$)

					Additional			Accumulated
	Capital				paid-up		Appropriated	other
	Common		Preferred		capital	Legal	Retained	comprehensive
	Shares	Amount	Shares	Amount	earnings	reserve	Earnings	(loss) income	Total

BALANCE AT DECEMBER 31, 2003	242,544,448	207,014	473,501,135	688,039	8,353	87,368	180,741	(2,290)	1,169,225

Capital increase	-	-	2,296,285	3,250	-	-	-	-	3,250
Capitalization of reserves	-	33,187	-	64,849	-	-	(98,036)	-	-
Net income	-	-	-	-	-	-	380,206	-	380,206
Legal reserve	-	-	-	-	-	24,075	(24,075)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(203,998)	-	(203,998)
Expired dividends	-	-	-	-	-	-	11	-	11
Currency translation adjustment	-	-	-	-	-	-	-	5,174	5,174

BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase	-	-	3,490,189	12,104	-	-	-	-	12,104
Capitalization of reserves	-	58,196	-	114,385	-	-	(172,581)	-	-
Net income	-	-	-	-	-	-	445,719	-	445,719
Legal reserve	-	-	-	-	-	15,268	(15,268)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(186,837)	-	(186,837)
Expired dividends	-	-	-	-	-	-	32	-	32
Currency translation adjustment	-	-	-	-	-	-	-	(4,632)	(4,632)

BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254

Capital increase	1,292,094	5,116	-	-	-	-	-		5,116
Restructuring of the company	16,779,763	248,266	-	-	(8,353)	(126,711)	(109,407)	(3,795)	-
Conversion preferred shares into common shares	479,287,609	882,627	(479,287,609)	(882,627)	-	-	-	-	-
Net income	-	-	-	-	-	-	390,140	-	390,140
Legal Reserve	-	-	-	-	-	13,797	(13,797)	-	-
Dividends / Interest on equity	-	-	-	-	-	-	(150,516)	-	(150,516)
Currency translation adjustment	-	-	-	-	-	-	-	8,533	8,533
Post-retirement benefits - Adoption SFAS 158 (net of tax of $476)	-	-	-	-	-	-	-	754	754

BALANCE AT DECEMBER 31, 2006	739,903,914	1,434,406	-	-	-	13,797	422,334	3,744	1,874,281

The accompanying notes are an integral part of these consolidated financial statements

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.	THE COMPANY AND ITS OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), previously Rio Han Empreendimentos e Participações S.A. (see below), is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Originally formed in 1969 by the Brazilian government, the Company was privatized in 1994. The corporate purpose of the Company is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, business jet and defense purposes. Through its evolution, the Company has obtained, developed and enhanced its engineering and technological capabilities through its own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. The Company has applied these capabilities that it gained from its defense business to develop its commercial and executive aviation aircraft businesses.

At the Extraordinary General Meeting of the shareholders held on March 31, 2006, shareholders approved the proposal for corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the former Embraer into its Parent Company, Rio Han Empreendimentos e Participações S.A. The Parent Company, which had no operations up to the date of the merger, adopted the corporate name of Embraer - Empresa Brasileira de Aeronáutica S.A.

As established in the merger protocol, the equity variations of the former Embraer from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded by the Company directly in retained earnings. The Company recorded the equity variations from January 1 to March 31, 2006 in results of operations. The December 31, 2006 financial statements are being compared to those of former Embraer.

The objective of this restructuring was to provide improved access to the capital markets, to sustain the growth of Embraer’s businesses. This restructuring permitted the Company’s registration in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights for all the shareholders. The notice of relevant fact providing details of this transaction was published on January 20, 2006.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices located in Brazil, the United States, France, Spain, China and Singapore, mainly engaged in sales marketing and post sales/maintenance services.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

In December 2004, a consortium formed by the Company and the European Aeronautic Defense and Space Company (“EADS”) was declared the winner in the privatization of OGMA - Indústria Aeronáutica de Portugal S.A. (“OGMA”). For this purpose, Embraer and EADS formed a holding company, AIRHOLDING, SGPS, S.A. (AIRHOLDING), controlled by Embraer, owning 99%, and EADS owning 1%. In March 2006 EADS exercised its option to increase its interest in AIRHOLDING to 30%. Conclusion of this acquisition was subject to final approval from the relevant European antitrust authorities, which occurred in March 9, 2005. Therefore, the entity was consolidated by the Company as of December 31, 2005. The stake acquired through AIRHOLDING SGPS, S.A., represents 65% of OGMA’s total capital and the total consideration paid amounted to €11.4 million, equivalent to $15,417. The acquisition was accounted for as a business combination according to SFAS 141 as of December 31, 2005 (Note 12).

2.	PRESENTATION AND CONSOLIDATION OF FINANCIAL STATEMENTS

(i)
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its financial statements prepared in accordance with Brazilian accounting practices (“BR GAAP”).

(ii)
The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities - SPEs for which the Company was considered to be the primary beneficiary according to FIN 46-R - “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

(iii)
A substantial portion of the Company's sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 - "Foreign Currency Translation". The Company's Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company's management has concluded that its functional currency is currently the U.S. dollar.

(iv)	For US GAAP purposes, the Company has elected the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers.

(v)
For subsidiaries whose particular functional currency is other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, as a cumulative translation adjustment - CTA.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand in banks and highly liquid investments, such as certificates of deposit, time deposits, treasury notes and other money market investments with original maturity of 90 days or less.

b)	Temporary cash investments

Debt securities with original maturities greater than 90 days, which are held through exclusive investment funds required to be consolidated in accordance with FIN 46-R are classified as temporary cash investments.

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

On January 1, 2006 the Company adopted Statement Financial Accounting Standards No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4”. The adoption of SFAS 151 did not have a material impact on the company’s financial statements for 2006.

e)	Spare part exchange pools

Based on formal contractual arrangements with customers, certain spare parts are segregated and placed in exchange pools for the exclusive use of customers participating in such programs, which may withdraw for use an equivalent functioning part, as defined, from an exchange pool in exchange for an unserviceable part, as needed. Parts placed in exchange pools are depreciated using the straight-line method over estimated useful lives of 7 to 10 years and considering estimated residual values of 20% to 50% of original cost, which management believes approximate the usage and change in value of the items. Costs to refurbish parts placed in exchange pools are expensed as incurred. Items in exchange pools are classified as other long-term assets on the consolidated balance.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

Aircraft under operating leases are recorded at cost, net of accumulated depreciation, which is calculated from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. Income from operating leases is recognized ratably over the lease term and recorded as net sales in the customer services and others segment.

The Company reviews aircraft under operating leases for impairment when events or circumstances indicate that the carrying amount of the assets may not be recoverable. An asset under an operating lease is considered to be impaired when the expected undiscounted cash flows over its remaining useful life is less than its carrying value. Various assumptions are used to determine the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods in which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected useful life of the asset. The determination of expected lease rates is generally based on independent reference values obtained from publications and similar aircraft sales in the secondary market. The Company uses historical information and current economic trends to develop the remaining assumptions. When there is an indication that an asset is impaired, the impairment loss recorded represents the excess of the carrying value over the estimated fair value.

Used aircraft available for lease are stated at their acquisition cost. The Company performs a comparison between the individual aircraft cost and its estimated market value, based on third party appraisal estimates for each aircraft. Any resulting deficiencies are recorded as a reduction of the carrying value of the aircraft and charged to other operating expenses.

g)	Property, plant and equipment

Property, plant and equipment are stated at cost including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. Interest costs capitalized in 2004, 2005 and 2006 were $393, $733 and $871, respectively.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS No. 13 - “Accounting for Leases”.

Costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets disclosed in Note 13. Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

Long-lived assets held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the estimated fair value of the asset. No impairment losses on fixed assets were recorded in 2004, 2005 or 2006.

h)	Marketing and advertising expenses

The Company expenses the costs of marketing and advertising as incurred and such expenses amounted to $7,350, $7,074 and $13,309 for 2004, 2005 and 2006, respectively. These amounts are reported in the consolidated statements of income and comprehensive income as selling expenses.

In addition to the marketing and advertising expenses above, the Company has participated in some air show fairs to promote its products and improve its relationship with current and prospective customers. The amounts expensed in such fairs totaled $6,649, $9,437 and $13,812 for 2004, 2005 and 2006 respectively.

i)	Investments

The Company uses the equity method of accounting for its long-term investments in which it owns more than 20% but less than 50% of the investee’s voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. Under the equity method, the Company records its proportionate share in the investee’s earnings, reduced by dividends received.

Marketable debt and equity securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities which the Company has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at amortized cost, while securities that are purchased for trading purposes are classified as trading securities and marked to market with the effects of changes in fair value recorded on statement of income and comprehensive income. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are recorded as permanent write-downs with a charge to interest income (expense), net the statement of income and comprehensive income.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

j)	Product warranties

Warranty costs related to sales of aircraft and parts are recognized as a selling expense at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that consider, among other factors, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provisions for warranties are included in “other payable and accrued liabilities” (Note 15).

k)	Contingencies and guarantees

Losses for contingencies related to labor, tax, civil and commercial litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on the opinion of legal counsel and management’s estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet dates.

In accordance with FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During 2004, 2005 and 2006, the fair value of guarantees recorded by the Company was expenses of $11,865, $4,469 and a income of $1,603, in 2006.

l)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Certain wholly-owned subsidiaries in the United States of America sponsored a defined benefit pension plan, which was terminated and liquidated during 2006, and a post-retirement medical benefit plan. The Company accounted for such benefits in accordance with SFAS No. 87 - “Employers’ Accounting for Pensions” and SFAS No. 106 - “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, respectively.

The funded status of the defined benefit pension and post-retirement medical benefit plans is recorded by the Company based on the funded status of each plan as of the balance sheet dates. The net periodic cost of the Company’s post-retirement medical benefit plan and the terminated defined benefit pension is (was) determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate (rate of growth of medical costs).

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The Company adopted the aforementioned provisions of SFAS 158 on December 31, 2006. The impact of adopting SFAS 158 on the Company's consolidated financial position is discussed further in Note 22. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations at their year-end balance sheet date. This requirement, which is effective for fiscal years ending after December 15, 2008, will have no effect on the Company since its post-retirement medical plan assets and liabilities are measured as of December 31. The Company adopted this standard at December 31, 2006, which resulted in a decrease in long-term liabilities of $754 and an adjustment to accumulated other comprehensive income of $754.

m)	Employee profit sharing plan

The Company maintains a profit sharing plan linked to dividend payments to shareholders and to action plans and specific goals, established and agreed upon yearly, that provides employees of the Company and some subsidiaries the right to share in the Company’s profits. The amounts recorded for profit sharing expense are accrued in accordance with the variable compensation policy renewed by the Board of Directors in November 2005.

n)	Revenue recognition

The Company recognizes revenues of the commercial aviation and executive aviation segments when title and risk of loss is transferred to customers, which is generally when the aircraft are delivered to customers.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated.

In the defense and government segments, a significant portion of revenues is derived from long-term development contracts for the Brazilian and foreign governments, for which the Company recognizes revenues under the percentage of completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indexes related of raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting their revenue recognition based upon costs and project completion forecast.

Revenues under exchange pool programs are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee, directly related to actual flight hours of the covered aircraft. During 2004, 2005 and 2006, the Company recognized revenues of $13,626, $26,022 and $39,311, respectively, from exchange pool arrangements, which are reported as net sales in the accompanying consolidated statements of income and comprehensive income (customer services and other).

Revenue is recognized net of indirect sales taxes.

o)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contributions from suppliers and recognized as revenue only when the Company has met its obligations under the provisions of the related supply agreements. Net research and development expense was $44,506, $93,166 and $112,743 for 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, Embraer recognized income of $108,640, $55,085 and $36,003, respectively, related to payments previously received from risk-sharing partners related to the certification of the EMBRAER 170, EMBRAER 175 and EMBRAER 190 and the fulfillment of other contractual milestones.

p)	Stock compensation

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. This statement revised SFAS No. 123, “Accounting for Stock-Based Compensation”, amended SFAS No. 95, “Statement of Cash Flows”, and superseded APB No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123R is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. The Company has a share-based compensation plan as described in Note 26. On January 1, 2006, the Company adopted statement of Financial Accounting Standards No. 123R, "Shared-Based Payment," ("SFAS No. 123R”) using the modified prospective application transition method. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS No. 123R and for all awards granted to employees prior to the adoption of SFAS No. 123R that were unvested on the adoption date. The adoption of SFAS 123R did not have a material impact on the Company’s financial statements for 2006 because no new share-based payments have been granted by the Company after the adoption of SFAS No. 123R and the awards granted to employees prior to the adoption of SFAS No. 123R that were unvested were not significant. In accordance with the modified prospective application transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Prior to the adoption of SFAS 123R, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock compensation plan. Under such standard, the Company recorded an expense for stock-based compensation in an amount equal to the excess of the quoted market price over the option exercise price on the grant dates, if any.
Since there were no options granted in 2004 and 2005, there would be no impact if the Company had applied the provisions of SFAS 123 “Accounting for Stock based Compensations.”

q)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2004, 2005 and 2006 are as follows:

Federal income tax rate	25%
Social contribution tax rate	9%
Combined tax rate	34%

The Company records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". The effects of adjustments made to reflect the US GAAP requirements, as well as the differences between the tax basis and the amounts included in the BR GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to US$ at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes.

r)	Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS No. 133. Accordingly, changes in the fair value of these derivative financial instruments are recorded in income and classified as a component of interest income (expense), net in the consolidated statements of income and comprehensive income (Note 21).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

s)	Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income of the Company consists of net income, the effects of foreign currency translation adjustments and commenting in 2006, the effects of recording the funded status of post-employment benefit plans in accordance with SFAS No. 158.

t)	Compensated absences

The liability for future compensation of employee vacations earned is fully accrued as benefits are earned.

u)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

v)
Adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 108. In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position, annual results of operations or cash flows.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Management is evaluating the potential impact of this interpretation on the Company’s financial statements but does not anticipate any material impact on it.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, the Company expects to adopt SFAS 157 at the beginning of fiscal 2008. This standard clarifies the definition of fair value, establishes a framework for using fair value to measure assets and liabilities, and expands the disclosures on fair value measurements. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company's consolidated financial position, annual results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company's consolidated financial position, annual results of operations or cash flows has not been finalized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

5. CASH AND CASH EQUIVALENTS

	At December 31,
	2005	2006
Cash and bank balances
In Brazilian reais - R$	21,925	10,231
In U.S. dollar - US$	14,359	24,441
In other currencies	37,979	79,737
Cash equivalents
Denominated in US$ (i)	1,064,935	751,331
Denominated in R$ (ii)	188,814	333,211
Denominated in other currencies	11,147	10,445
	1,339,159	1,209,396

(i)	Represents time deposits and overnight funds deposited overseas by consolidated subsidiaries; the average annualized interest rate for the year ended December 31, 2006 was 5.29% (2005 - 3.27%).

(ii)
Mainly represented by money market funds at several financial institutions, primarily comprised of debt instruments classified as held for trading purposes under SFAS 115. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate). In 2006, the weighted average annualized interest income rate was 15.38% (2005 - 19.15%) compared to 15.04% of the CDI in the same period (2005 - 18.99%).

6. TEMPORARY CASH INVESTMENTS

	At December 31,
	2005	2006

Temporary cash investments	574,395	555,795
	574,395	555,795

At December 31, 2006 and 2005, the Company held investments in private investment money market funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian federal government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these investments as securities held for trading purposes, with changes in the fair value reflected in results of operations.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

7. TRADE ACCOUNTS RECEIVABLE

	At December 31,
	2005	2006

Commercial Aviation	99,515	-
Defense and Government
- Brazilian Air Force	120,910	87,268
- Other	49,673	26,103
Customer Services and others	205,972	212,865
	476,070	326,236
Less allowance for doubtful accounts receivable	(25,246)	(31,974)
	450,824	294,262

Less - current portion	445,520	272,153
Long-term portion	5,304	22,109

Unbilled accounts receivable totaled $14,786 at December 31, 2006 (2005 - $76,759) referring to revenues from long-term defense contracts recognized under the percentage of completion method.

The allowance for doubtful accounts is summarized as follows:

	Year ended at December 31,
	2004	2005	2006

Beginning balance	24,259	23,497	25,246
Write-offs	(6,033)	(360)	(1,503)
Additions	5,271	2,109	8,231
Ending balance	23,497	25,246	31,974

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Major customers

In 2004, 2005 and 2006, the Company had sales to customers that individually accounted for more than 10% of the Company’s sales for the respective year. Shown below is the percentage of total net sales and accounts receivable for each customer.

	Net Sales (%)
	2004	2005	2006
Commercial Aviation
Continental/ExpressJet	12.4	11.7	4.6
American Eagle	19.8	10.3	-
Republic/Chautauqua	14.3	17.5	6.7
US Airways	13.6	1.7	1.5
Air Canada	-	11.4	11.5
Jet Blue	-	-	11.1

8. CUSTOMER AND COMMERCIAL FINANCING

	At December 31,
	2005	2006

Notes receivable (i)	287,926	217,393
Operating lease equipment, at cost, less accumulated depreciation of $29,127 and $36,081 as of December 31, (ii)	319,236	351,573
	607,162	568,966
Current portion	147,118	16,215
Long-term portion	460,044	552,751

(i) Notes receivable represent sales financing, indexed at average interest rates of 5.9% per year with maturities through 2021. The maturity schedule is as follows at December 31, 2006:

Year	2006

2007	16,215
2008	14,883
2009	9,362
2010	9,887
2011	10,445
2012	11,038
Thereafter	145,563
Total	217,393

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(ii) Operating lease equipment includes used turboprop and jet aircraft which are either under operating lease agreements or available for remarketing. In 2005, there were 9 available for remarketing in the amount of $72,969, which 2 were sold, 5 were leased and there are still 2 available for sale. Rental income for leased aircraft amounted to $16,006, $26,202 and $ 34,785 for 2004, 2005 and 2006, respectively.

Minimum future rentals on non-cancelable operating leases for each of the five succeeding years are as follows at December 31, 2006:

Year	2006

2007	42,660
2008	41,247
2009	31,424
2010	21,000
2011	9,347

9.	COLLATERALIZED ACCOUNTS RECEIVABLE AND NON-RECOURSE AND RECOURSE DEBT

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

As from 2004, the Company adopted FIN 46-R, “Consolidation of Variable Interest Entities an interpretation of ARB 51”, and began to consolidate variable interest entities in which it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated on the Company´s financial statements.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in an amount of investments in minimum lease payments receivable and residual value, gross of unearned income in the amount of $1,413,040 and $1,360,253, and a net amount of $854,220 and $819,722 as of December 31, 2005 and 2006, respectively, which are being presented as collateralized accounts receivable.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Such consolidation has also resulted in an amount of non-recourse debt of $558,409 and $511,181, and an amount of recourse debt of $260,844 and $318,577, as of December 31, 2005 and 2006, respectively.

The components of investment in sales-type leases at December 31 were as follows:

	2005	2006

Minimum lease payments receivable	842,222	773,015
Estimated residual value of leased assets	570,818	587,238
Unearned income	(558,820)	(540,531)
Investments in sales-type lease	854,220	819,722
Less - current portion	65,440	70,980
Long-term portion	788,780	748,742

The Residual Value of the sales-type lease assets is estimated at the lease inception based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market. The Company quarterly reassess the sales-type lease investment amount for impairment based on third party appraisals and credit rating for customers.

Maturities of minimum lease payments receivable are summarized as follows:

Year	At December 31, 2006
2007	70,980
2008	68,923
2009	57,977
2010	56,929
2011	54,020
2012	57,753
After 2012	406,433
773,015

10.	INVENTORIES

	At December 31,
	2005	2006
Finished goods	86,635	289,212
Work-in-process (i)	677,174	744,284
Raw materials	599,667	825,235
Inventory in transit	103,425	171,289
Advances to suppliers	10,658	17,224
	1,477,559	2,047,244

The amounts presented above are net of obsolescence provision.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(i)
Includes $141,743 related to 8 pre-series aircraft (2005 - $206,438 related to 12 aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

11.	OTHER ASSETS

	At December 31,
	2005	2006

Guarantee deposits (i)	520,794	590,720
Restricted cash from consolidated sales type lease	10,851	9,717
Credits with suppliers (ii)	8,530	17,492
Prepaid expenses (iii)	14,664	21,120
Taxes recoverable (v)	45,981	54,283
Advances to employees	7,156	9,321
Compulsory loans and bank guarantee deposits	17,317	16,322
Commission advances	2,853	5,361
Escrow deposits	20,316	108,870
Prepaid insurance	16,544	14,479
Exchange pools	33,746	29,889
Unrealized gains on derivatives (Note 31)	330	4,122
Accounts Receivable-National Bank for Economic and Social Development - BNDES (iv)	63,725	1,809
Other	22,844	33,554
	785,651	917,059
Less- Current portion	444,955	471,428
Long-term portion	340,696	445,631

(i)	Guarantee deposits are mainly represented by:

(a)
$272,661 refers to amounts deposited in guaranteed deposits as collateral for financing and residual value guarantees of certain aircraft sold (see note 34) (2005 - $249,673). If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company. In order to earn a better interest rate on such guarantee deposits, in 2004, the Company structured notes in the face amount of $123,400 with the depositary bank which generated interest in the amount of $7,581 in 2006 (2005 - $6,940), which was added to the principal amount and recognized in the consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(b)	$318,059 (2005 -$260,764) relates to amounts deposited with a third party financial institution as a pledge under a specific sale financing structure.

(ii)	Credits with suppliers represent price discounts, rebates and free aircraft parts to be received from suppliers in connection with purchases made.

(iii)
Prepaid expenses represent credits for parts and the training of pilots, mechanics and flight attendants granted to customers in connection with the sale of aircraft. Such credits are stated in the sales contract in terms of number of aircraft sold and are included in the overall sales price of the aircraft. The actual delivery of such parts and services may be different from that of the aircraft. The amounts reflect the cost of such concessions provided in advance of the aircraft delivery. These amounts will be recognized as selling expense in the periods aircraft deliveries are made and the corresponding revenues are recognized.

(iv)	Refers to credits derived from financing pending receipt from the BNDES.

(v)	Refers mainly to PIS/COFINS and ICMS tax credits recoverable on purchases of production inputs.

12.	INVESTMENTS

	At December 31,
	2005	2006

Held-to-maturity securities - NTNs (i)	31,269	32,840
Other	164	1,004
	31,433	33,844

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

On March 9, 2005, the Company acquired 65% of the voting capital of OGMA, a Portuguese aeronautical maintenance and production company (Note 1).  The acquisition has been accounted for as a business combination under SFAS 141, “Business Combinations” and OGMA’s financial statements included on the Company’s consolidated financial statements as from that date.  The pro forma effects of the OGMA acquisition on the Company’s historical consolidated financial statements are not material.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The aggregate purchase price was $15,417 (or €11,388), which generated negative goodwill of $ 18,854. The following table summarizes the purchase price allocation made to determine the negative goodwill on this acquisition:

As of March 9,
2005

Net Assets	52,724
Percentage acquired	65%
Historical net assets acquired	34,271
Purchase Price	15,417
Net Value to be allocated	18,854

Allocation
Fiscal and Legal Contingencies	(3,129)
Warranties	(411)
Dismissal	(6,960)
Commitment Investments	(2,556)
Accounts payable to seller	(2,405)
Total Allocation	(15,461)

Excess of fair value	(3,393)

The excess of fair value of acquired net assets over cost generated based on the purchase price allocation above was recorded in other non-operating income (expenses), net for the year ended December 31, 2005.

13.	PROPERTY, PLANT AND EQUIPMENT, NET

	Estimated	At December 31,
	useful	2005			2006
	life		Accumulated			Accumulated
	(years)	Cost	depreciation	Net	Cost	depreciation	Net

Land	-	2,512	-	2,512	2,483	-	2,483
Buildings and land improvements	10 to 48	222,925	68,938	153,987	234,407	71,312	163,095
Installations	10 to 31	84,963	59,545	25,418	84,552	62,552	22,000
Machinery and equipment	5 to 17	266,437	203,902	62,535	290,377	223,713	66,664
Tooling	10	124,229	52,912	71,317	148,781	66,699	82,083
Furniture and fixtures	5 to 10	25,574	18,072	7,502	28,233	19,435	8,798
Vehicles	5 to 14	9,613	7,471	2,142	10,556	8,234	2,322
Aircraft (i)	5 to 20	14,191	7,683	6,508	18,650	10,799	7,851
Computers and peripherals	5	102,776	83,721	19,055	94,978	83,728	11,250
Software	5	78,157	60,962	17,195	84,355	67,580	16,775
Other	5	21,813	14,988	6,825	16,703	7,911	8,791
Construction in progress	-	13,366	-	13,366	20,132	-	20,132
		966,556	578,194	388,362	1,034,207	621,963	412,244

(i) These aircraft are used for external demonstration and for internal use purposes.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

14.	CONTRIBUTION FROM SUPPLIERS

The Company has agreements with certain key suppliers for the participation in research and development activities. Certain supply agreements require that such suppliers provide cash contributions to the Company as compensation for their participation as suppliers in such programs. As part of the related supply agreements, these contributions are subject to the Company meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as reduction to research and development when contractual milestones are achieved.

15.	OTHER PAYABLES AND ACCRUED LIABILITIES

	At December 31,
	2005	2006

Accounts payable	41,666	68,663
Deferred income (i)	56,377	51,060
Product warranties (ii)	90,904	97,354
Product improvement liabilities (ii)	40,350	43,509
Commercial incentives (iii)	23,599	38,072
Technical assistance and training (iii)	37,641	48,254
Accrued payroll and related charges	79,701	90,335
Accrued employee profit sharing	33,662	29,097
Post-retirement benefits (Note 22)	3,637	4,963
Insurance	5,313	4,857
Provision related to financial guarantees (Note 34)	54,011	32,402
Unrealized losses on derivatives (Note 31)	18,450	15,236
Other	45,660	17,001
	530,971	540,803
Less-Current portion	405,965	433,291
Long-term portion	125,006	107,512

(i)	Refers to certain aircraft sales that, due to contractual contingent obligations, are accounted for as operating leases.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(ii)	Represent accruals for product liability programs including warranty and contractual obligations to implement improvements in aircraft sold to meet contractual performance indices.

(iii)	Amounts represent accruals for customer sales concessions and allowances including spare parts, commercial rebates and services related to technical assistance and training of mechanics and crews.

16.	ADVANCES FROM CUSTOMERS

	At December 31,
	2005	2006

Denominated in:
US$	566,422	706,270
Brazilian reais	16,560	22,171
	582,982	728,441
Less-Current portion	485,958	544,802
Long-term portion	97,024	183,639

The advances denominated in Brazilian reais are presented in US$ in the above table at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17.	TAXES AND PAYROLL CHARGES PAYABLE

	At December 31,
	2005	2006

Refinanced INSS / FUNRURAL (social security contribution on rural worker’s compensation)	56,415	16,014
Current taxes (other than taxes on income)	27,939	43,464
Disputed taxes and social charges (i)	542,749	532,520
	627,103	591,998
Less-current portion	113,360	136,950
Long-term portion	513,743	455,048

(i) The Company is challenging in Court the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and accruing interest calculated based on the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do if the Company is unsuccessful in these lawsuits. SELIC represented a nominal variation of 15.08 % for the year ended December 31, 2006 (2005 - 14.12%). The principal taxes being challenged in court are as follows:

•
The Company is questioning in Court certain changes in rates and tax basis of PIS (Social Contribution on Gross Revenue) and COFINS (Social Contribution on Billing), determined by Law nº 9.718/98 from January 1, 1999 (PIS and COFINS) and Law 10.637/02 from December 30, 2002 (PIS). Total amount accrued amounts to $214,160 as of December 31, 2006 ($178,838 as of December 31, 2005).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

•
The Company is required to pay to the government a tax called SAT (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1%, and the difference has been accrued and amounts to $61,648 at December 31, 2006 ($45,280 as of December 31, 2005).

•
In April 1999, the Company obtained a Writ of Mandamus that authorized the offset of tax payments (INSS - social security contribution), which were made in August, September and October 1989, against future payments, due to a rate increase from 10% to 20%, which the Company believes was unconstitutional. The amount of $25,587 was accrued as of December 31, 2006 ($21,585 as of December 31, 2005).

•
IPI (Federal VAT) - The Company is claiming the right to offset IPI credits on the acquisition of non-taxable or zero-rate raw materials against income and social contribution taxes. The amount of taxes accrued but not paid related to this claim as of December 31, 2006 was $43,992 ($147,522 as of December 31, 2005). Such reduction was originated by the partial payment of the IPI tax under dispute, which was benefited with a reduction in the interest and fines amounts, based on Provisional Measure 303, of June 29, 2006, resulting in reversals of provisions shown in the consolidated statements of income and comprehensive income in the Financial Expense and Other Operating Income respectively.

•
The Company is challenging the payment of the social contribution incurred on export sales revenues. The amount of taxes accrued but not paid related to this claim was $178,179 as of December 31, 2006 ($140,977 as of December 31, 2005).

18.	CONTINGENCIES

Based on an analysis of each claim and on consultation with its outside legal counsel, the Company has recognized provisions for probable losses arising from its legal proceedings involving tax, labor and civil matters, as shown below:

	At December 31,
	2005	2006

Labor contingencies (i)	24,561	32,244
Tax contingencies (ii)	26,682	21,667
Civil disputes	2,274	2,582
Other contingencies	-	8,051
	53,517	64,544
Less-current portion	19,826	31,175
Long-term portion	33,691	33,369

(i)
The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company which worked at November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2006, approximately 97% of current and former employees have agreed to settlements. Another on going claim relates to monetary restatements associated with the “Plano Collor” and “Plano Verão” (Brazilian economic recovery plans) on the FGTS (employee severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990. In the opinion of the legal advisors, the chances of success in this suit are remote.

(ii)
This provision relates to income tax and social contributions contingencies resulted from notices of assessment received from Brazilian Federal Revenue Department. The company is challenging de applicability of these assessments and waits for a final decision.

19.	LOANS AND FINANCING

Summary

	Final		At December 31,
Description	Maturity	Currency	Annual interest rate - %	2005	2006

Foreign Currency
Materials acquisition	2011	U.S. dollar	4.12 to 8.05;	526,224	229,049
			LIBOR plus 1.75 to 2.70(1)

	2006	Japanese yen	JIBOR plus 1.05(2)	31,443	-

Export financing	2010	U.S. dollar	7.81	50,846	50,824

Advances on foreign exchange contracts	2007	U.S. dollar	5.42 to 5.98	96,763	7,265

Project development	2016	U.S. dollar	LIBOR plus 2.50 to 3.50	182,360	182,353

Working capital	2011	Euro	Euribor plus 1.5(3)	25,324	33,915
			3.65% a 6.00%

	2017	U.S. dollar	LIBOR plus 2,70%	416,677	536,906
			3.65 to 7.7;

Property and Equipment Additions	2008	U.S. dollar	Libor plus 3.40	-	10,626
			2.39 to 3.27

Subtotal				1,329,637	1,050,938

Local Currency
Project development	2013		TJLP plus 1.00 to 6.00(4)	13,891	34,526

Export financing	2008		TJLP plus 2.20	201,277	257,360

Working capital	2007		115% of the CDI(5)	5,775	6,327

Property and equipment additions	2006		TJLP plus 3.00 to 4.35	2,842	-
Subtotal				223,785	298,213
Total debt				1,553,422	1,349,151
Less-Current portion				475,305	503,047
Long-term portion				1,078,117	846,104

(1)  LIBOR means London Interbank Offered Rate.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(2)  JIBOR means Japanese Interbank Offered Rate.

(3)  Euribor means Euro Interbank Offered Rate.

(4)  The annualized TJLP (Government nominal long-term interest rate), fixed quarterly, was 6.85 at December 31, 2006 (2005 - 9.75%).

(5)  CDI means Brazilian Interbank Offered Rate.

As of December 31, 2006 the Company maintains availability to disburse up to US$ 500 million under a Standby Facility. The cost to maintain the availability of the line was accounted as financial expense and no disbursement has been made under this facility in 2006.

In October 2006, Embraer’s subsidiary Embraer Overseas Limited issued Guaranteed Notes due 2017 with an aggregate principal amount of US$400 million, bearing a 6.375% coupon rate, in an offering that were registered at in the US Securities and Exchange Commission within 180 days from its issuance. The notes are unconditionally guaranteed by Embraer.

The foreign currency exchange rates (expressed in units per US$1.00) related to the Company’s main debt instruments were as follows:

	At December 31,
	2005	2006

Brazilian reais	2.3407	2.1380
Euro	1.1830	1.3191
Japanese yen	118.0205	119.110

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Maturities of long-term debt, including accrued interest, are as follows:

Year	2006

2008	154,568
2009	71,864
2010	92,360
2011	33,461
2012	29,446
2013 and thereafter	464,405
846,104

The table below provides the weighted average interest rates on loans by currency as of December 31:

	2005	2006

U.S. dollars	6.53%	6.63%
Brazilian reais	12.28%	9.12%
Japanese yen	1.17%	-
Euro	3.67%	3.84%

Of the total $1,349,151 indebtedness of the Company as of December 31, 2006, $214,728 is secured by a combination of mortgages on real estate, mortgages on pre-series aircraft , mortgages on machinery, equipment and inventories and by an escrow account.

Restrictive covenants

Loan agreements with certain financial institutions, representing $337,535 at December 31, 2006 (2005 - $891,025), $255,587 of which was classified as long-term (2005 - $799,457), contain certain restrictive covenants, as per usual market practices, which require that the Company maintain a maximum leverage ratio of 3.5 : 1 (debt to EBITDA - earnings before interest, taxes, depreciation and amortization);, minimum debt service coverage ratio of 3.0 : 1 (EBITDA to financial expenses) and Company’s shareholders’ equity must be higher than R$2.3 billion. In addition, there are other general restrictions related to new pledges of assets, significant changes in ownership control of the Company, disposition of assets, dividend payments during an event of default and transactions with affiliates.

As of September 30, 2006 , the Company has obtained from IFC - International Finance Corporation, the consent to maintain the total debt to EBITDA ratio above 3.5 : 1 for the periods ending September 30 and December, 31, 2006.

As a result, as of December 31, 2006, the Company was compliant with all restrictive covenants.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

20.	OPERATING AND CAPITAL LEASE OBLIGATIONS

The Company and its subsidiaries lease certain land, equipment, computers and peripherals under non-cancelable agreements classified as operating leases. Rental expense for leased properties under operating leases was $2,698, $2,183 and $5,367 for 2004, 2005 and 2006, respectively.

Future minimum operating lease payments under non-cancelable lease agreements are as follows:

Year	2006

2007	3,240
2008	2,420
2009	1,252
2010	862
2011	744
Thereafter	9,606
18,124

Obligations under capital leases mainly relate to the lease of software and equipment with terms ranging from 2007 to 2013 and implicit interest rates which range from 5.7% to 10.3% per annum. The related software and equipment are being depreciated over 5 years. Future minimum lease payments under this lease agreement, including implicit interest, are as follows:

Year	2006

2007	2,765
2008	1,694
2009	805
2010	512
2011	473
Thereafter	829
Total	7,078
Less-Implicit interest	(1,237)
Capital lease obligations	5,841
Less-Current portion	2,388
Long-term portion	3,453

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

21.	INTEREST INCOME (EXPENSE), NET

Interest income (expense), net is comprised of:

	Year ended at December 31,
	2004	2005	2006

Interest expenses:
Interest and commissions on loans	(56,234)	(73,145)	(87,623)
Interest on taxes and payroll charges under litigation (Notes 17 and 18) and Interest on refinanced taxes	(32,845)	(63,174)	(40,921)
CPMF (tax on bank account transactions)	(13,919)	(17,197)	(23,625)
Structured financing costs	(47,220)	(12,481)	(4,707)
Other	(14,952)	(6,933)	(4,770)
	(165,170)	(172,930)	(161,647)

Interest income:
Temporary cash investments	104,002	109,659	161,956
Gain on early repayment of loans	8,128	36,417	46,970
Interest on NTN, trade accounts receivable, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	44,333	38,422	93,431
Other	4,636	8,792	2,470
	161,099	193,290	304,827

Gain (loss) on derivatives	(10,083)	(6,434)	7,634
Monetary and exchange variations of long term debt	(23,846)	(15,598)	(10,289)
Interest income (expenses), net	(38,000)	(1,672)	140,525

22.	POST-RETIREMENT BENEFITS

Defined Contribution Pension Plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan is managed by a Brazilian pension fund controlled by Banco do Brasil, a related party. The contributions of the Company and its subsidiaries to the plan in 2004, 2005 and 2006 were $ 7,500, $ 9,986 and $12,904, respectively.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Defined Benefit Plan

Embraer Aircraft Holding Inc. - EAH, and some of its subsidiaries, sponsor a defined benefit plan for their employees, which included a pension plan and a post-retirement medical care plan. The pension plan (“Pension Plan”) was amended and restated, effective January 1, 2002, for changes effected by the Economic Growth and Tax Relief Reconciliation Act of 2001 - (“EGTRRA”). The amended and restated plan provided that an employee is not eligible to participate in the Plan if the employee was not first employed by the Company prior to October 1, 2001.

In September 2005, the Company approved termination of the defined benefit pension plan. Regulatory approval for termination of the pension plan was obtained in March 2006, upon which the termination became effective. As a result, the Plan’s participants became fully vested in their accounts and the Plan’s net assets were distributed to the Plan participants during the second quarter of 2006.

Effective December 31, 2006, the Company adopted SFAS No. 158, which requires that the Consolidated Statements of Financial Position reflect the funded status of the pension and postretirement plans. The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the underfunded status of the post-retirement medical care plan in Accrued post-retirement benefits liability included in long-term liabilities.

At December 31, 2006, previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive income in our consolidated statements of financial position as required by SFAS No. 158. In future reporting periods, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The adoption of SFAS No. 158 resulted in a net decrease in long-term liabilities of $754, consisting of an increase in deferred income tax liabilities of $476 and a decrease in accrued post-retirement benefits of $1,230. The offsetting amount of $754 was included as an adjustment to accumulated other comprehensive income as of December 31, 2006.

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the necessary service. The change in the benefit obligations for the years ended December 31, 2005 and 2006 is summarized as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006
Benefit obligation - beginning of year	7,716	8,607	7,120	8,868
Amendments	-	-	-	(2,628)
Service cost	-	-	836	801
Interest cost	435	103	436	420
Actuarial (gain) loss	749	835	577	(367)
Participant contributions	-	-	14	18
Benefits paid to participants	(293)	(5)	(115)	(155)
Settlement	-	(9,540)	-	-
Benefit obligations - end of year	8,607	-	8,868	6,957

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The change in plan assets for the years ended December 31, 2005 and 2006 is as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006

Fair value of plan assets - beginning of year	9,217	8,775	1,968	1,965
Employer contributions	-	598	44	-
Actual return on plan assets	(149)	173	54	166
Participant contributions	-	-	14	18
Benefits paid to participants	(293)	(5)	(115)	(155)
Settlements	-	(9,540)	-	-
401(h) receivable	-	(1)	-	-
Fair value of plan assets - end of year	8,775	-	1,965	1,994

The net prepaid (accrued) benefit cost as of December 31, 2005 and 2006 is included in the caption “other payables and accrued liabilities” in the accompanying balance sheets and its components are summarized as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006

Funded status	167	-	(6,903)	(4,963)
Unamortized prior service cost	-	-	(577)	-
Unrecognized net (gain) loss	1,377	-	2,299	-
Prepaid (accrued) benefit cost	1,544	-	(5,181)	(4,963)

The principal actuarial assumptions utilized at December 31, 2005 and 2006 are as follows:

	Pension benefits (%)		Other post-retirement benefits (%)
	2005	2006	2005	2006

Average discount rate	4.89	4.73	5.75	5.75
Expected return on plan assets	6.00	6.00	7.75	7.75

The Company does not expect any employer contribution to be made during 2007 to the post-retirement medical care plan. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to participants under the post-retirement medical plan:

Other post-
retirement benefits
2007	224
2008	235
2009	238
2010	272
2011	306
2012 - 2015	2,209

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Regarding the cash flow of Pension Benefits, with the termination and liquidation of the Pension Plan in 2006, there will be no future contributions or benefit payments in 2007 or beyond.

The components of net periodic benefit cost as of December 31, 2004, 2005 and 2006 are as follows:

	Pension benefits			Other post-retirement benefits
	2004	2005	2006	2004	2005	2006

Service cost	-	-	-	691	836	801
Interest cost	479	435	103	362	436	420
Expected return on plan assets	(655)	(541)	(129)	(144)	(149)	(144)
Amortization of transition obligation	-	-	-	-	-	-
Amortization of prior service cost	-	-	-	(46)	(45)	(169)
Amortization of loss	-	-	36	69	100	103
Effect of curtailment	-	-	-	-	-	-
Net periodic benefit cost (benefit)	(176)	(106)	10	932	1,178	1,011

The net benefit cost (benefit) is included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 10%, 9% and 8%, was assumed for 2004, 2005 and 2006, respectively. The rate is expected to decrease gradually to 5% by 2009. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease

Effect on total of service and interest cost components	250	(198)
Effect on the post-retirement benefit obligation	1,195	(972)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

23.  SHAREHOLDERS’ EQUITY

Each of our common shares is generally empowered with one vote at general and special meetings of our shareholders, subject to certain limitations, according to the bylaw of the Company. Pursuant to our bylaws and São Paulo Stock Exchange listing agreement in connection with the listing of the Company shares on the Novo Mercado, the Company cannot issue shares without voting rights or with other restrictions voting rights.

Special common share - golden share

The Brazilian Government holds one special common share, with the same voting rights as other holders of common shares; however, the Brazilian Government has certain special rights as established in article 9 of the Company´s bylaws.

The special class share grants the Brazilian Government the power of veto on the following matters:

i)	Change of the Company’s name or its corporate objective.

ii)	Alteration and/or application of the Company’s logo;

iii)	Creation and/or alteration of military programs, whether or not the Federal Republic of Brazil is involved.

iv)	Training third parties in technology for military programs.

v)	Interruption of the supply of maintenance and spare parts for military aircraft;

vi)	Transfer of the Company's stock control;

vii)
Any changes in (1) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII; or (2) the rights attributed by the bylaws to the special class share.

Legal reserve

Brazilian corporations are required to allocate 5% of annual net income to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses.

Appropriated retained earnings

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s Board of Directors decided to submit for approval at its Ordinary Shareholders’ Meeting the appropriation of 100% of net income for the year, after allocation to the legal reserve and for dividend distribution, as a reserve for investments and working capital, mainly designated for:

•	Research and development - Development of the EMBRAER 170/190 family and a new family of executive jets.

•	New technologies, processes and management models in order to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

24. DIVIDENDS

Brazilian legislation permits the payment of cash dividends only from retained earnings and certain reserves determined as per the Company's statutory accounting records in BR GAAP. As of December 31, 2006, the earnings and reserves available for distribution as dividends, upon approval by the Company's shareholders, were $436,131 (2005 - $305,914). The dividends are calculated using the BR GAAP figures and are paid in Brazilian reais.

In conformity with the Company’s bylaws, shareholders are entitled to minimum dividends equivalent to 25% of annual net income computed in accordance with BR GAAP. The Company’s preferred shares did not have voting rights but had priority in capital redemption and, in accordance with prevailing corporate legislation, were entitled to dividends in an amount 10% greater than those payable to the common shares. As a result of the corporate restructuring completed in March 2006, the Company no longer has preferred shares in its capital structure.

The Company has elected to pay interest on shareholders’ equity, calculated on a quarterly basis in accordance with Article 9 of Law No. 9249/95 based on the TJLP (Brazilian long-term interest rate), for deductibility purposes in computing income and social contribution taxes, and charged directly to shareholders’ equity for reporting purposes, in compliance with CVM Instruction No. 207/96. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable dividend amount.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Dividends paid are as follows:

			Dividends per share
	Amounts
Approval date	(in thousands)		Common		Preferred
	US$	R$	US$	R$	US$	R$

2004:
March 12, 2004 - interest on capital	34,723	100,998	0.0455	0.1322	0.0500	0.1454
June 25, 2004 - interest on capital	51,489	160,002	0.0673	0.2092	0.0741	0.2301
September 20, 2004 - interest on capital	55,959	160,058	0.0731	0.2091	0.0805	0.2300
December 17, 200 - interest on capital	61,827	164,115	0.0807	0.2143	0.0888	0.2357
Total dividends in 2004	203,998	585,173

2005:
March 11, 2005 - interest on capital	39,959	106,542	0.0521	0.1389	0.0573	0.1528
June 3, 2005 - interest on capital	47,156	110,836	0.0615	0.1445	0.0676	0.1590
September 16, 2005 - interest on capital	51,097	113,551	0.0665	0.1478	0.0731	0.1625
December 19, 2005 - interest on capital	48,247	112,932	0.0627	0.1469	0.0690	0.1616
Total dividends in 2005	186,459	443,861

2006:
June 12, 2006 - interest on capital	51,868	114,440	0.0702	0.1549	-	-
September 15, 2006 - interest on capital	42,370	92,337	0.0574	0.1250	-	-
September 15, 2006 - dividends	16,318	35,561	0.0221	0.0481	-	-
December 15, 2006 - interest on capital	39,960	84,993	0.0537	0.1149	-	-
Total dividends in 2006	150,516	327,331

25.  EARNINGS PER SHARE

Up to 2005, the Company’s capital stock was comprised of preferred and common shares. Preferred shares were entitled to receive dividends 10% greater than dividends allocated to common shares. Accordingly, basic and diluted earnings per share presented below for the years ended December 31, 2005 and 2004 were computed based on the two class method, considering an allocation of undistributed earning to common an preferred shares on a 100 to 110 basis, respectively, based on the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders was computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Basic earnings per preferred share was computed by dividing net income available to preferred shareholders by the weighted average number of preferred shares outstanding. Net income available to preferred shareholders corresponds to the sum of preferred stock dividends and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

In 2006, as a result of the Company’s restructuring in March 2006, the capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Years Ended December 31 (in thousands, except per share data)
	2004			2005			2006
	Common	Preferred	Total	Common	Preferred	Total	Common
Basic numerator:
Actual dividends declared/paid	64,675	139,323	203,998	58,870	127,965	186,835	150,516
Basic allocated undistributed earnings	55,864	120,344	176,208	81,572	177,312	258,884	239,624
Allocated net income available for common and preferred shareholders	120,539	259,667	380,206	140,442	305,277	445,719	390,140
Basic denominator:
Weighted average shares	242,544	474,994		242,544	479,288		739,904

Basic earnings per share	0.4970	0.5467		0.5790	0.6369		0,5273

Diluted numerator:
Actual dividends declared/paid	64,284	139,714	203,998	58,581	128,254	186,835	150,516
Diluted allocated undistributed earnings	55,527	120,681	176,208	81,172	177,712	258,884	239,624
	119,811	260,395	380,206	139,753	305,966	445,719	390,140

Allocated net income available for common and preferred shareholders	119,811	260,395	380,206	139,753	305,966	445,719	390,140
Allocated diluted net income available for common and preferred shareholders	119,811	260,395	380,206	139,753	305,966	445,719	390,140
Diluted denominator:
Weighted average shares outstanding	242,544	474,994		242,544	479,288		739,904
Dilutive effects of stock options	-	4,223		-	3,451		2,999
Diluted weighted average shares	242,544	479,217		242,544	482,739		742,903
Diluted earnings per share	0.4940	0.5434		0.5762	0.6338		0,5250

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

As of December 31, 2006, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 18,941,578 preferred shares, net of 1,058,422 shares which were forfeited, as the grantees are no longer employees of the Company.

After the corporate restructuring, all the preferred shares were converted into common shares.

During 2004, 2005 and 2006, 2,296,285, 3,490,189 and 1,292,094 options were exercised, in the total amount of $3,250, $12,104 and $5,116 respectively.

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

Information regarding options granted to management and employees is shown on the following table (options in thousands):

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	2004		2005		2006
	Thousands of options	Weighted average exercise price R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)

Outstanding at beginning of year	9,985	10.55	7,639	12.37	3,761	15.14
Exercised	(2,296)	4.15	(3,490)	8.29	(1,292)	8.61
Canceled or expired	(50)	23.00	(388)	22.00	(243)	20.87
Outstanding at end of year	7,639	12.37	3,761	15.14	2,225	18.30
Exercisable at end of year	3,946	10.22	3,167	13.85	2,225	18.30

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

The following table summarizes information about stock options outstanding at December 31, 2006 (options in thousands):

Exercise price (R$)	Number of outstanding stock options	Options exercisable	Weighted average remaining contractual life (years)

8.11	280	280	0.3
13.70	450	450	0.8
14.99	260	260	1.1
23.00	1.235	1.235	1.4

The following table summarizes information about outstanding stock options by anticipated vesting date and at December 31, 2006 (options in thousands):

Grant dates	Vesting date	Expiration date	Weighted average exercise price (R$)	Number of outstanding stock options (thousands)

May 2000	May 2003	May 2007	9.15	71
November 2000	November 2003	November 2007	13.86	120
May 2000 and 2001	May 2004	May 2007 and 2008	20.97	448
November 2000	November 2004	November 2007	13.85	142
May 2000 and 2001	May 2005	May 2007 and 2008	17.69	628
November 2000	November 2005	November 2007	13.86	251
May 2001	May 2006	May 2008	22.07	565
Total				2,225

Since there were no options granted or modifications of existing options in 2004, 2005 and 2006, no stock option compensation expense was recorded for such years. The effects of the adoption of SFAS No. 123R in 2006 were no material and no stock option compensation expense was recorded on outstanding stock options that were unvested as of January 1, 2006.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

27. INCOME TAXES

Income tax expense is comprised of the following:

	For the year ended December 31,
	2004	2005	2006

Current	(107,628)	(83,839)	(45,707)
Deferred-
Temporary differences-
Additions	1,505	40,844	189
Tax loss carryforwards
Additions (reversions)	(6,016)	1,426	1,106
Total deferred	(4,511)	42,270	1,295
Income tax expense	(112,139)	(41,569)	(44,412)

The reconciliation of reported income tax expense to the amount calculated based on the combined statutory tax rate is summarized as follows:

	For the year ended December 31,
	2004	2005	2006

Income before taxes as reported in the accompanying consolidated financial statements	493,651	500,006	444,166
Combined statutory income tax rate	34%	34%	34%
Tax expense at statutory income tax rate	167,841	170,002	151,016

Permanent differences:
Nondeductible expenses	1,548	1,882	6,397
Translation effects	10,238	(45,587)	(48,077)
Dividends paid as interest on capital	(69,359)	(63,524)	(45,627)
Change in valuation allowance for deferred tax assets	366	(9,292)	491
Reversal of tax incentives	(1,029)	(1,221)	-
Research and Development	-	-	(16,943)
Equity in loss from affiliates	-	(1,053)	(12)
Other	2,534	(9,638)	(2,833)

Income tax expense as reported in the income statement	112,139	41,569	44,412

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s deferred tax assets and liabilities are comprised of tax loss carryforwards and effects resulted from temporary differences as follows:

	At December 31,
	2005	2006
Deferred tax assets on:
Tax loss carryforwards (i)	7,300	8,897
Temporary differences:
Accrual for product warranties and improvements	44,192	46,538
Accrued taxes other than taxes on income	86,596	95,450
Deferred charges, except research and development	144,591	162,587
Other accrued expenses not deductible for tax purposes	70,661	65,630
Differences in bases of property, plant and equipment	9,346	9,634
Differences in inventory basis	31,999	35,637
Post-retirement benefits accrual	1,255	1,943
Other	30,975	34,579
Valuation allowance (ii)	(3,235)	(3,726)
Total deferred tax assets	423,680	457,169

Deferred tax liabilities on:
Temporary differences:
Differences in bases of property, plant and equipment	(18,175)	(14,390)
Research and development	(157,392)	(195,878)
Other	(11,836)	(9,329)
Total deferred tax liabilities	(187,403)	(219,597)
Net deferred tax asset	236,276	237,572

(i) Tax loss carryforwards are derived from:

	At December 31,
	2005	2006

Brazilian entities	2,972	3,371
Foreign subsidiaries	4,328	5,526
Total	7,300	8,897

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses in foreign subsidiaries are also not subject to any statute of limitation.

(ii)
The recorded valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil. The recorded valuation allowance reduces deferred tax assets to the amount that is more likely than not to be realized.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

28. OTHER OPERATING INCOME (EXPENSES), NET

Other operating expenses, net are composed of the following income (expense) items:

	For the year ended December 31,
	2004	2005	2006

Product modifications	(50)	(253)	(1,622)
Employee education, training and professional development	(3,536)	(4,064)	(6,771)
Provision for contingencies and disputed taxes	(22,342)	(17,183)	3,775
Contractual fines	3,680	7,340	12,709
Other operating expenses from consolidated sales-type leases, net (i)	(20,766)	(9,938)	(11,666)
Net Gain (loss) on sale of investments in sale-type lease investments	3,645	(294)	(924)
Sale of pre-series aircraft	-	-	9,891
Other	(1,903)	(1,686)	(3,715)
	(41,272)	(26,078)	1,677

(i) Represents a loss from recognized valuation allowance on sales-type lease investments.

29. EXCHANGE GAIN (LOSS), NET

Exchange gains and losses result from the remeasurement of the balance sheet accounts from the local currency to the functional currency as follows:

	For the year ended December 31,
	2004	2005	2006

Assets:
Cash and cash equivalents	50,728	54,715	23,812
Trade accounts receivable	136	(1,704)	(700)
Other assets	(354)	7,237	11,078
Exchange gain on assets	50,510	60,248	34,190

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Liabilities:
Trade accounts payable	(51,304)	(63,352)	(8,086)
Income taxes	(548)	(58)	(12,274)
Provisions	(6,798)	(11,018)	(3,887)
Other liabilities	(4,078)	(1,038)	(14,041)
Exchange loss on liabilities	(62,728)	(75,466)	(38,288)
Exchange loss, net	(12,218)	(15,218)	(4,098)

30. RELATED-PARTY TRANSACTIONS

Brazilian Government

PREVI, one of the Company’s shareholders, is controlled by Banco do Brasil, which is controlled by the Brazilian government. As a result, the Company considers Banco do Brasil to be a related party, as well as the Brazilian Air Force and BNDES (National Bank for Economic and Social Development), which are also controlled by the Brazilian government.

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2004, 2005 and 2006, the Brazilian Air Force accounted for approximately 7.1%, 6.2% and 1.9% of the Company’s net sales, respectively. The Company expects to continue to be the primary source of new aircraft and spare parts and services for the Brazilian Air Force.

BNDES and Banco do Brasil have several transactions with the Company, mainly represented by support in debt financing and other ordinary bank transactions, such as being the depositary for part of the Company’s cash equivalents and a provider of certain credit line facilities.

Transactions with such related parties are summarized as follows:

	December 31, 2006
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	78,747	-	78,747
Trade accounts receivable	87,268	-	-	87,268
Other assets	-	327,776	1,809	329,585

Liabilities
Loans and financing	-	66,745	292,318	359,063
Recourse and non-recourse debt	-	318,577	511,181	829,758
Advances from customers	17,450	-	-	17,450
Other payables and accrued liabilities	-	-	-	-

Results of operations (for the year ended December 31, 2006)
Net sales	70,806	-	-	70,806
Interest income	-
Interest expenses	-	19,954	18,075	38,029

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	December 31, 2005
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	203,587	-	203,587
Trade accounts receivable	120,910	-	-	120,910
Other assets	-	260,764	63,725	324,489

Liabilities
Loans and financing		119,783	209,293	329,076
Recourse and non-recourse debt	-	260,844	558,409	819,253
Advances from customers	18,881	-	-	18,881
Other payables and accrued liabilities	524	-	-	524

Results of operations (for the year ended December 31, 2005)
Net sales	237,342	-	-	237,342
Interest income	-	27,364	-	27,364
Interest expenses	-	16,503	3,431	19,934

	December 31, 2004
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Results of operations (for the year ended December 31, 2004)
Net sales	246,104	-	-	246,104
Interest income	-	23,186	-	23,186
Interest expenses	-	10,264	6,213	16,477

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

European Aerospace and Defense Group

As a result of share capital organization of the Company, such group has no longer the right to appoint two members of the Board of Directors of the Company and is no longer recognized as a group for voting purposes.

Despite of this the Company entered into commercial transactions with such shareholders, Dassault Aviation, EADS and SAFRAN, which together form the European Aerospace and Defense Group (“EADG”). EADG holds approximately 5,36% of our outstanding voting shares. Such transactions represented the purchase of certain equipment and services in the ordinary course of its business and amounted to $3,672, $2,175 and $2,831 for 2004, 2005 and 2006, respectively.

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

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and European Union euro. The Brazilian real-denominated debt bears interest at a variable rate based on TJLP, the long-term interest rate in Brazil, and the European Union euro-denominated debt bears interest at fixed rates.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The Company’s interest rate risk management strategy may use derivative instruments to reduce fluctuations attributable to interest rate volatility.

Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and Euro/U.S. dollar exchange rates. As previously discussed in the overview section of this Note, the Company aims to hedge its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward and swap contracts to implement this strategy.

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

2006
				Agreed	Gain/ (loss)
		Notional	Maturity	average	Fair
Underline Transactions	Type	amount	date	rate	value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	16,434	2007 to 2008	58,61% of CDI	(15,236)

Working capital / Import financing	Swap (variable interest into fixed interest - US$)	239,371	2007 to 2016	7,36%	2,937

Working capital	Swap (CDI into dual currency - the greater than exchange variation or CDI)	6,289	2007	100% exchange variation (US$-R$) or 75% CDI	7

Total					(12,292)

2006
		Original	Negotiated	National	Gain / (loss)
Underline Transactions	Type	Currency	Currency	Amount	Fair value

Suppliers	NDF	GBP	BRL	7,402	409
Accounts Receivable	NDF	USD	BRL	100,000	769

TOTAL					1,178

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

2005
					Gain/
				Agreed	(loss)
		Notional	Maturity	average	Fair
Underline Transactions	Type	amount	date	rate	value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	37,904	2006 to 2008	59.82% of CDI	(19,629)

Working capital / Import financing	Swap (variable interest into fixed interest - US$)	605,901	2007 to 2016	8.05%	3,050

Import financing	Swap (JIBOR + JPY into US$ + fixed interest rate)	33,541	2006	4.35%	(1,541)

Total					(18,120)

32. CONCENTRATION OF CREDIT RISK

Credit risk is the risk that the Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales discussed in Notes 9 and 31.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The estimated fair values of financial instruments are as follows:

	2005		2006
	Carrying	Fair	Carrying	Fair
	amounts	value	amounts	value

Financial assets:
Cash and cash equivalents	1,339,159	1,339,159	1,209,396	1,209,396
Temporary cash investments	574,395	574,395	555,795	555,795
Trade accounts receivable, net	450,824	450,824	294,262	294,262
Guarantee deposits (Note 11)	546,806	546,806	607,109	607,109
Held-to-maturity securities	31,269	30,311	32,932	31,785
Derivatives	330	330	4,122	4,122

Financial liabilities:
Loans and financing	1,553,422	1,554,905	1,349,151	1,416,832
Trade accounts payable	731,384	731,384	912,753	912,753
Derivatives	18,450	18,450	15,236	15,236

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

Description	2005	2006

Maximum financial guarantees	1,768,030	1,741,559
Maximum residual value guarantees	878,249	930,002
Mutually exclusive exposure (*)	(415,460)	(433,112)
Provisions and liabilities recorded	(54,011)	(116,402)

Off-balance sheet exposure	2,176,807	2,122,047
Estimated proceeds from performance guarantees and underlying assets	2,127,208	2,177,379

(*) In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, their distinct effects have not been combined to calculate the maximum exposure.

As discussed in Note 11, as of December 31, 2005 and 2006, the Company maintained escrow deposits in the total amount of $249,673 and $272,661, respectively, in favor of third parties for whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. As of December 31, 2006, 13 commercial aircrafts were subject to trade-in options, and additional aircraft may become subject to trade-in options due to new trade-in contracts. The trade-in price is based on third-party appraisals related to the forecasted fair value of each specific aircraft. In 2006, we were required to accept 02 aircrafts for trade-in.

Product Warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two to five years.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Product and performance provisions are included in other payables and accrued liabilities and had the following activity ended December 31, 2006:

(US$ million)	At December 31, 2005	Additions	Reductions for payments made/reversals	At December 31, 2006

Product warranties	90,904	34,431	(27,981)	97,354
Product improvement liabilities	40,350	13,330	(10,172)	43,509

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

The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005 and in July 2005 by TCCA, the Canadian certification authority. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005 and by the FAA in September 2005, and the EMBRAER 195 made its maiden flight in December 2004. We have concluded the flight tests for the EMBRAER 195 and expect to receive FAA certification during 2007.

The EMB 120 Brasília is a 30-seat turboprop aircraft that has been operating since 1985. Since its introduction in 1985 and through December 31, 2006, we have delivered 352 EMB 120 Brasília for the regional market and five EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

Defense and government segment

Operations in the defense and government segment involve research, development, production, modification and support of military aircraft, products and related systems. Although some military aircraft are contracted in the commercial environment, the Company’s primary customer is the Brazilian Air Force. In the defense and government segment, the Company has the following products:

•	The Super Tucano - a light attack and training aircraft also know as AL-X,

•	The AMX, an advanced ground attack jet, developed and manufactured through an industrial cooperation agreement between Brazil and Italy.

•
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

Executive jet segment

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments - the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, and high net-worth individuals.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

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

Net sales by geographic area	2004	2005	2006

The Americas without Brazil-
Commercial Aviation	2,189,405	2,250,169	1,506,868
Defense and Government	92,135	33,927	142,099
Executive Aviation	204,914	155,764	304,756
Customer Services and Others	130,054	145,921	220,965
	2,616,508	2,585,781	2,174,688
Brazil-
Defense and Government	246,104	230,286	71,203
Customer Services and Others	51,332	72,773	75,191
	297,436	303,059	146,394
Europe-
Commercial Aviation	296,885	247,976	430,080
Defense and Government	20,906	8,347	13,405
Executive Aviation	-	100,253	161,314
Customer Services and Others	54,372	202,862	237,002
	372,163	559,438	841,801
Others-
Commercial Aviation	93,159	207,652	516,098
Defense and Government	6,622	151,237	-
Executive Aviation	40,800	22,036	116,010
Customer Services and Others	13,845	703	12,412
	154,427	381,628	644,520
Total	3,440,533	3,829,907	3,807,403

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents income statement information by operating segment:

Operating income	2004	2005	2006

Net sales-
Commercial Aviation	2,579,449	2,705,797	2,453,046
Defense and Government	365,767	423,796	226,707
Executive Aviation	245,714	278,054	582,080
Customer Services and Others	249,603	422,260	545,570
	3,440,533	3,829,907	3,807,403
Cost of sales and services-
Commercial Aviation	(1,613,028)	(1,867,357)	(1,765,467)
Defense and Government	(291,400)	(319,428)	(174,131)
Executive Aviation	(181,457)	(188,437)	(396,199)
Customer Services and Others	(181,445)	(296,594)	(400,437)
	(2,267,330)	(2,671,816)	(2,736,234)
Gross profit-
Commercial Aviation	966,421	838,440	687,579
Defense and Government	74,367	104,368	52,576
Executive Aviation	64,257	89,617	185,881
Customer Services and Others	68,158	125,666	145,133
	1,173,203	1,158,091	1,071,169

Operating expenses-
Commercial Aviation	(348,115)	(425,659)	(456,948)
Defense and Government	(59,782)	(50,267)	(37,988)
Executive Aviation	(28,556)	(44,474)	(130,390)
Customer Services and Others	(36,455)	(32,339)	(25,602)
Unallocated corporate expenses	(156,309)	(97,505)	(112,502)
	(629,217)	(650,244)	(763,430)

Income from operations	543,986	507,847	307,739

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2005	2006

Commercial Aviation	59,456	117,655
Defense and Government	51,326	50,791
Customer Services and Others	17,148	42,625
Unallocated	260,432	201,173
Total	388,362	412,244

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Trade accounts receivable, net	2005	2006

Commercial Aviation	99,515	-
Defense and Government	170,583	113,371
Customer Services and Others	180,726	180,891
Total	450,824	294,262

Advances from customers	2005	2006

Commercial Aviation	440,157	403,706
Defense and Government	85,562	92,548
Executive Aviation	29,540	195,746
Customer Services and Others	27,723	36,441
Total	582,982	728,441

36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION.

The following are the supplemental disclosure of cash flow information:

	2004	2005	2006
Cash paid during the year for:
Income taxes	11,032	21,698	89,899
Interest	53,488	65,964	99,611

Non-cash financing and investing transactions:
Assets acquired as capital lease	427	3,754	3,918
Dividends payable	54,959	42,811	35,555
Property, plant and equipment, net (OGMA acquisition)	-	10,286	-
Loans and financing (OGMA acquisition)	-	31,730	-

* * *