Form 20-F/A
period 2006-12-31
Embraer - Empresa Brasileira de Aeronautica S.A.
filed 2007-11-26
CIK 1355444

As filed with the Securities and Exchange Commission on November 26, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A

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
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ☐

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

Yes ☐ No ☒

i

EXPLANATORY NOTE

This Form 20-F/A is being filed to amend our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on April 23, 2007 (the “2006 Annual Report”) and reflect the effects of a reassessment of our previously adopted U.S. GAAP accounting practices for our complex sales transactions involving product warranties, multiple deliverables and contractual concessions to our customers. As a result of the reassessment, we decided to restate our financial statements for the years ended December 31, 2004, 2005, and 2006, previously filed in our 2006 Annual Report. The restatement adjustments did not result in any impact on reported net income, income per share, or shareholders’ equity for any of the years reported but did require adjustments to certain line items of our consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows, to recognize or derecognize certain current assets and liabilities as a result of deferring a portion of our annual revenue and also to correct certain line items in our statement of cash flow, giving consideration to the modification of the balances of the affected current assets and liabilities. The computed impact of all restatement adjustments is set forth in “Introduction—Presentation of Financial and Other Data—Presentation of our Financial Statements” and “Item 5A. Operating Results—Overview—Restatement of our Financial Statements.” We have also reflected such modifications in our accounting practices in our report on Form 6-K submitted to the SEC on August 15, 2007 containing our results for the six-month period ended June 30, 2007.

In connection with this restatement, we have revisited our disclosure controls and procedures to assess whether the above-referenced restatement would affect our CEO’s and CFO’s conclusions regarding our disclosure controls and procedures and internal control over financial reporting. We concluded that no material weakness of our disclosure controls and procedures has occurred, since the reassessment of previouly-adopted accounting practices discussed above is a nonrecurring event and was previously and properly identified by our financial reporting procedures. Accordingly, our CEO’s and CFO’s conclusions regarding our disclosure controls and procedures, as stated in our 2006 Annual Report filed on April 23, 2007, remain unchanged. However, after a comprehensive reassessment of our accounting practices for complex sales transactions, we concluded that, as of December 31, 2006, our controls for properly and timely identifying US GAAP departures in accounting for complex sales transactions did not operate effectively to identify a misapplication of the guidance on how to account for consideration given by us to our customers and for revenue arrangements with multiple deliverables. As a result, we concluded that as of December 31, 2006, a material weakness existed in our internal controls over financial reporting with respect to the proper application of US GAAP for complex sales transactions. We have already taken actions to remediate this material weakness. See “Item 15. Controls and Procedures.”

Other than information relating to the restatement, no attempt has been made in this Form 20-F/A to amend or update other disclosures originally presented in the 2006 Annual Report. Except as stated herein, this Form 20-F/A does not reflect events occurring after the filing of the 2006 Annual Report or amend or update those disclosures. Accordingly, this Form 20-F/A should be read in conjunction with our submissions with the SEC subsequent to the filing of the 2006 Annual Report.

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

Restatement of our Financial Statements

The following narrative explains the restatement adjustments that have been presented in this Form 20-F/A.

Subsequent to the filing of our 2006 Annual Report, we reassessed our accounting policies related to complex sales transactions involving classification of product warranty expenses, revenue arrangements with multiple deliverables and accounting for sales concessions given by us to our customers, which resulted in the restatement of our financial statements for the years ended December 31, 2004, 2005 and 2006 previously filed in our 2006 Annual Report. The restatement adjustments did not result in any impact on reported net income for any of the years reported but did require adjustments to certain line items of our consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows, to recognize or derecognize certain current assets and liabilities as a result of deferring a portion of our annual revenue and also to correct certain line items in our statement of cash flow, giving consideration to the modification of the balances of the affected current assets and liabilities.

The adjustments we have made in these financial statements are summarized below:

•
Product warranty expenses: In accordance with SFAS 5, “Accounting for Contingencies,” we accrue a liability for the obligations associated with product warranties, which is recorded on the aircraft delivery date and estimated based on historical experience. We had previously recorded our expenses related to product warranties in the consolidated statements of income under “Selling Expenses” because we understood that the product warranties were associated with our sales efforts. As a result of the reassessment and modification discussed above, we have concluded that expenses related to product warranties should be recorded in the consolidated statement of income under “Cost of Sales and Services.”

•
Revenue arrangements with multiple deliverables: We previously recognized revenue for all deliverables when the “risks and rewards” of the aircraft were transferred to the buyer (at delivery). Upon delivery of the aircraft, we also accrued a liability for the other services and products sold together with the aircraft (i.e., other deliverables) that would be delivered after the aircraft delivery date and we included the costs associated with such deliverables in “Selling Expenses,” because we considered such deliverables to be important elements of our sales efforts.

v

As a result of the reassessment described above, we have concluded that our sales activities for aircraft consist of four distinct deliverables:

(a) The aircraft.

(b) Training services - We provide initial training services for our customers for the operation of purchased aircraft. The training is part of the aircraft purchase price but is provided by a third party and, as such, can be separated from the aircraft delivered. Additionally the fair value of all other deliverable can be objectively determined. Accordingly the revenue should be recognized when the service is provided.

(c) Spare parts concession - We regularly sell spare parts to our customers for the maintenance of their aircraft. In accordance with industry practices, we provide our customers with spare parts credits for a specified period for the aircraft that was sold. Such credits are included in the aircraft purchase price and specifically negotiated with our customers. The individual price of each spare part is referred in our list price. Therefore, we knows the fair value of each spare part at the time an aircraft is delivered.

(d) Technical representative assistance - We provide our customers with technical representative assistance services for operational support and include such services in the aircraft purchase price. These services can be sold separately and, therefore, we know the fair value of such service at the time an aircraft is delivered.

Considering that each deliverable has a stand-alone value to the customer and its fair value is known, we have concluded that each such deliverable should have been accounted for separately in accordance with EITF 00-21, “Revenue arrangements with multiple deliverables.”

As a result, we deferred revenue recognition of the separate deliverables discussed in items (b) and (c) above. However, the respective provisions previously recorded were reversed. Considering these was no material difference between the provisions reversed and the revenues deferred, there was no impact in net income. We also restated (i) the balances of our trade accounts receivable, net, (ii) other assets, (iii) other payables and accrued liabilities, (iv) unearned income. These restatements also resulted in the restatement of certain line items of our statement of cash flows to reflect the corresponding changes in the variation of the balances of affected operating assets and liabilities.

We will recognize the deferred revenue of the separate deliverables when the service or product is provided to the customer.

• Commercial concessions - We offer contractual concessions that provide our customers with a reduction in the amount paid for the aircraft. The contractual concessions granted by us to our customers may be partially or fully recovered through an export incentive program of the Brazilian Government. We previously recorded these contractual concessions as “Selling Expenses,” because we believed that the contractual concessions were part of the sales efforts for our aircraft. The amount of contractual concessions recovered by us through the export incentive program was previously recorded as financial income, because we received the incentive through the issuance of Brazilian treasury bonds under the program. However, the Brazilian Government is not one of our supplier and does not participate in the sale process of the aircraft, and accordingly, EITF 02-16, “Accounting by a Customer (including a reseller) for Certain Consideration Received from vendors as revenue,” does not apply.

In our reassessment of our accounting practices, we have concluded that such concessions should have been recorded as “Sales Deduction” in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” because the concessions represented a reduction of sales price. In addition, the recovery of the concessions through the export incentive program should be recognized as revenue associated with the sale and export of the aircraft, and, therefore, should be recorded as Net Sales (“Revenue”).

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

The following table presents our selected financial and other data at and for each of the periods indicated. The selected financial data at December 31, 2005 and 2006 and for the three years ended December 31, 2004, 2005 and 2006 are derived from our consolidated US GAAP financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, which have been restated and are included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our US GAAP financial statements audited by Deloitte Touche Tohmatsu. For a discussion of the restatement of our consolidated financial statements, see “Introduction—Presentation of Financial and Other Data—Restatement of our Financial Statements”and “Item 5. Operating and Financial Review and Projects - Operating Results - Restatement of our Financial Statements.”

	At and for the year ended December 31,
	2002	2003	2004	2005	2006
			Restated(1)
	(in thousands, except per share/ADS data)
Income Statement Data
Net sales	US$2,522,750	US$2,155,938	US$3,352,143	US$3,789,495	US$3,759,519
Cost of sales and services	(1,586,274)	(1,374,637)	(2,336,737)	(2,738,907)	(2,806,802)
Gross profit	936,476	781,301	1,015,406	1,050,588	952,717
Operating expenses
Selling expenses	US$(153,411)	US$(179,119)	US$(185,086)	US$(159,799)	US$(220,596)
Research and development	(158,499)	(173,216)	(44,506)	(93,166)	(112,743)
General and administrative expenses	(109,673)	(114,743)	(139,357)	(205,202)	(235,505)
Employee profit sharing	(25,222)	(20,399)	(61,199)	(56,051)	(42,719)
Other operating expense, net	(20,498)	(29,060)	(41,272)	(26,079)	1,677
Total operating expenses	US$(467,303)	US$(516,537)	US$(471,420)	US$(540,297)	US$(609,886)

Income from operations	US$469,173	US$264,764	US$543,986	US$510,291	US$342,831
Non-operating income (expense)
Interest income (expenses), net	US$80,456	US$(140,755)	US$(38,000)	US$(4,117)	US$105,433
Exchange loss, net	(135,647)	(16,500)	(12,218)	(15,218)	(4,098)
Other non-operating income (expenses), net	(1,394)	711	(117)	9,050	—
Total non-operating income (expense)	US$(56,585)	US$(156,544)	US$(50,335)	US$(10,285)	US$101,335

Income before income taxes	US$412,588	US$108,220	US$493,651	US$500,006	US$444,166
Income tax benefit (expenses)	US$(188,502)	US$27,990	US$(112,139)	US$(41,569)	US$(44,412)
Income before minority interest and equity in income (loss) from affiliates	US$224,086	US$136,210	US$381,512	US$458,437	US$399,754
Minority interest	(1,883)	(217)	(1,306)	(9,622)	(9,580)
Equity in income (loss) from affiliates	389	51	—	(3,096)	(34)
Net income	US$222,592	US$136,044	US$380,206	US$445,719	US$390,140

Earnings per share
Common share - basic (1) (3) (6)	US$0.30	US$0.18	US$0.50	US$0.58	US$0.53
Preferred share - basic (1) (3) (6)	0.33	0.20	0.55	0.64	—
ADS - basic (1) (3) (6)	1.32	0.79	2.18	2.55	2.11
Common share - diluted (2) (3) (6)	0.30	0.18	0.49	0.58	0.53
Preferred share - diluted (2) (3) (6)	0.33	0.20	0.54	0.63	—
ADS - diluted (2) (3) (6)	1.31	0.78	2.17	2.54	2.10
Dividends per share
Common share (3) (4) (5) (6)	US$0.173256	US$0.088174	US$0.239678	US$0.260803	US$0.212420
Preferred share (3) (4) (5) (6)	0.190578	0.096991	0.263645	0.286880	—
ADS (3) (4) (5) (6)	0.762312	0.387964	1.054580	1.147520	0.849680
Weighted averaged number of shares outstanding
Common share - basic (3) (6)	242,544	242,544	242,544	242,544	739,904
Preferred share - basic (3) (6)	454,414	471,228	474,994	479,288	—
Common share - diluted (3) (6)	242,544	242,544	242,544	242,544	742,903
Preferred share - diluted (3) (6)	459,415	474,840	479,217	482,739	—

Balance Sheet Data
Cash and cash equivalents	US$656,822	US$1,265,820	US$963,818	US$1,339,159	US$1,209,396
Temporary cash investments	—	4,320	396,958	574,395	555,795
Other current assets	1,856,301	2,076,726	2,514,733	2,701,968	2,994,530
Property, plant and equipment, net	436,715	402,663	381,265	388,362	412,244
Other long-term assets	1,335,626	2,331,006	1,825,625	1,928,561	2,143,736
Total assets	US$4,285,464	US$6,080,535	US$6,082,399	US$6,932,445	US$7,315,701
Short-term loans and financing	244,526	517,014	513,281	475,305	503,047
Other current liabilities	1,397,407	1,929,181	1,802,820	2,179,131	2,515,751
Long-term loans and financing	308,110	526,728	825,448	1,078,117	846,104
Other long-term liabilities	1,237,015	1,925,776	1,565,539	1,532,863	1,512,604
Minority interest	8,226	12,611	21,443	46,775	63,914
Shareholders’ equity	1,090,180	1,169,225	1,353,868	1,620,254	1,874,281
Total liabilities and shareholders’ equity	US$4,285,464	US$6,080,535	US$6,082,399	US$6,932,445	US$7,315,701

(1) See Note 2(b) to the consolidated financial statements included elsewhere in this annual report on Form 20-F/A for information related to the restatement of our consolidated financial statements.

	At and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share /ADS data)
Other Financial Data			Restated(7)

Net cash provided by (used in) operating activities	US$575,653	US$239,634	US$(398,846)	US$346,909	US$386,933
Net cash used in investing activities	(104,216)	(72,667)	(59,104)	(50,496)	(179,518)
Net cash provided by (used in) financing activities	(352,435)	403,791	105,220	24,916	(395,103)
Depreciation and amortization	55,602	58,877	59,685	61,491	63,859

(1)	Based on weighted average number of shares outstanding. See Note 25 to our restated consolidated financial statements.

(2)	Based on weighted average number of shares outstanding and the effects of potentially dilutive securities. See Note 25 to our consolidated financial statements.

(3)	Restated to give effect to the issuance on March 1, 2002, in the form of a share dividend, of 0.142106 new shares for each existing share.

(4)	Includes interest on shareholders’ equity.

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

(7)	See Note 2(b) to the consolidated financial statements included elsewhere in this annual report on Form 20-F/A for information related to the restatement of our consolidated financial statements.

	2002	2003	2004	2005	2006
Other Data:
Aircraft delivered during period (1):
To the Commercial Aviation Market
EMB 120 Brasília	—	—	—	—	—
ERJ 145	82	57	87 (5)	46	12
ERJ 135	3	14	1 (1)	2	—
ERJ 140	36	16	—	—	—
EMBRAER 170	—	—	46	46(1)	32(2)
EMBRAER 175	—	—	—	14	11(1)
EMBRAER 190	—	—	—	12	40
EMBRAER 195	—	—	—	12	3
To the Defense and Government Market
EMB 120 Brasília	—	—	—	—	—
Legacy	1	—	—	6	—
EMB 135	—	—	—	—	—
EMB 145	1	1	1	1	—
EMBRAER 170	—	—	—	—	4(1)
EMBRAER 190	—	—	—	—	1
EMB 145 AEW&C/RS/MP	5	3	6	1	—
EMB 312 Tucano / AL-X/ Super Tucano	—	—	7	24	14
AM-X	—	—	—	—	—
To the Executive Aviation Market
Legacy 600	8	11 (2)	13	14	27
EMB 135	—	2	—	—	—
To the General Aviation Market
Light Propeller Aircraft	25	46	70	31	10
Total delivered	161	150	231	197	154
Aircraft in backlog at the end of period:
In the Commercial Aviation Market (2)
EMB 120 Brasília	—	—	—	—	1
ERJ 145	109	144	66	10	53
ERJ 135	31	17	17	15	1
ERJ 140	116	20	20	20	—
EMBRAER 170	88	120	112	104	29
EMBRAER 175	—	—	15	8	74
EMBRAER 190	—	110	155	178	264
EMBRAER 195	30	15	15	29	43
In the Defense and Government Market
EMB 145 AEW&C/RS/MP	10	7	1	—	—
EMB 312 Tucano/EMB 314/EP Super Tucano	86	76	69	93	80
EMB 145	—	1	—	—	—
EMB 135 .	—	—	—	—	—
Legacy 600 .	—	5	5	—	1
EMBRAER 170/ EMBRAER 190.	—	—	—	3	—
In the Executive Aviation Market
Legacy 600/Phenom/Lineage	58	27	4	15	384
In the General Aviation Market
Light Propeller Aircraft	—	11	25	6	0
Total backlog (in aircraft)	528	553	504	481	930
Total backlog (in millions)	US$9,034	US$10,591	US$10,097	US$10,383	US$14,806

(1)	Deliveries identified by parentheses were aircraft delivered under operating leases.

(2)	Since December 31, 2006, we have received five additional firm orders for our EMBRAER 170/190 jet family and six options for the EMBRAER 190 aircraft were converted into firm orders for that aircraft.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average (1)	Period-end
Year ended December 31,
2002	2.2709	3.9552	2.9982	3.5333
2003	2.8219	3.6623	3.0600	2.8892
2004 .	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007 (through April 18)	2.0231	2.1556	2.0886	2.0365

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Month ended
October 31, 2006	2.1331	2.1676	2.1504	2.1430
November 30, 2006	2.1353	2.1870	2.1612	2.1668
December 31, 2006	2.1380	2.1693	2.1537	2.1380
January 31, 2007	2.1247	2.1556	2.1402	2.1247
February 28, 2007	2.0766	2.1182	2.0974	2.1182
March 31, 2007	2.0504	2.1388	2.0813	2.0504
April 30, 2007 (through April 18)	2.0231	2.0478	2.0355	2.0365

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

Commercial aircraft. As of March 31, 2007, 100% of our firm orders in backlog for the ERJ 145 regional jet family were attributable to Chinese customers including the HNA Group. The aircraft will be assembled by our joint venture Harbin Embraer Aircraft Industry Company Ltd., formed with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II.

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

Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10B. Memorandum and Articles of Association
—Description of Capital Stock—Voting Right of Shares— Common Shares—Limitation on the Voting Rights of Certain Holders of Common Shares.”

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares
— Common Shares —Limitation on the Voting Rights of Non-Brazilian Shareholders.”

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

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of our common shares or the ADSs to sell the common shares underlying ADSs at the price and time they desire.

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

Research and Development Costs and Capital Expenditures

Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$44.5 million in 2004, US$93.2 million in 2005 and US$112.7 million in 2006 - net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 1.3% in 2004, 2.4% in 2005 and 2.9% in 2006. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also because of the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 87% of our research and development costs are real-denominated. The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 8.7% appreciation of the real against the U.S. dollar during the period and was partially offset by revenues of US$57.0 million, received under an agreement with Kawasaki Heavy Industries Ltd., or KHI, and Kawasaki Aeronáutica do Brasil Ltda., or KAB, in 2006 (pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft) as well as by cash contributions from our risk-sharing partners in the amount of US$36 million as a result of the fulfillment of certain contractual milestones. See “—Products—EMBRAER 170/190 Jet Family.” Most of our research and development expenses are associated with a particular program, whether commercial or executive aviation. We do not record an expense for research and development of defense programs as these expenses are funded by the Brazilian government and other government customers.

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

We are one of the leading manufacturers of commercial aircraft in the world, based on 2006 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products addressing the commercial airline, defense and executive jet markets. Our commercial aviation business accounted for 62.6% of our net sales in 2006. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have sold aircraft to military forces in Europe, Asia and Latin America. Our defense and government business accounted for 6.0% of our net sales in 2006. We have developed a line of executive jets based on one of our regional jet platforms and recently launched new executive jets in the very light, light, and ultra-large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Our executive jet business accounted for 15.5% of our net sales in 2006. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. Other related businesses, which include customer services, accounted for 15.9% of our net sales in 2006. For the year ended December 31, 2006, we generated net sales of US$3,759.5 million, of which more than 90% was U.S. dollar-denominated. On March 31, 2007, we had a total firm backlog in orders of US$15.0 billion, including 454 aircraft sold by the commercial aviation segment.

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 62.6% of our net sales for the year ended December 31, 2006.

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

We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and is manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001. The ERJ 140 has a maximum fully loaded range of 1,230 nautical miles in its standard version. The ERJ 140 is available in LR version, with maximum fully loaded range of 1,630 nautical miles. We began delivering the ERJ 140 in July 2001.

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

Government Transport Aircraft

We are marketing our executive jets, modified to meet added security needs, to the Brazilian and other governments. We entered into an agreement with the Belgian Air Force for two EMB 135 aircraft and two EMB 145 aircraft modified to transport government officials. Two EMB 135 aircraft and one EMB 145 aircraft were delivered in 2001 and one EMB 145 was delivered in 2002. In 1999, we entered into an agreement with the Greek government through the Hellenic Air Force for one EMB 135 aircraft for special transportation and support needs, which was delivered in 2000, and one Legacy 600, which was delivered in 2002. In addition, in 2003, Satena Airline, the state-owned Colombian airline, ordered two EMB 145s, which were delivered in December 2003 and January 2004. In June 2005, Satena exercised an option and took delivery of an additional EMB 145. We also signed an agreement with authorities from Nigeria for one Legacy 600, which was delivered in the first half of 2005 and with the Indian government for the sale of five Legacy 600 aircraft in a special configuration that were delivered in the second half of 2005.

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

Executive Aviation Business

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments, the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Our executive aviation segment accounted for 15.5% of our net sales for the year ended December 31, 2006, resulting from the delivery of 27 Legacy 600 jets. On March 31, 2007, we announced that our firm orders in backlog for our executive jets totaled US$2.1 billion from more than 210 customers.

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

Other Related Businesses

We also provide after-sales customer support services and manufacture and market spare parts for the aircraft we produce. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services, as well as revenues related to aircraft leased to customers primarily through our leasing subsidiary. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive jets and crop dusters, also known as light aircraft. Our other related businesses accounted for 15.9% of our net sales for the year ended December 31, 2006.

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

We expect to enhance customer support and services offered to the executive aviation segment. We intend to add four wholly-owned service centers in the next three years, and are revamping the authorized service center network for executive jets. By 2008, we project that 45 service centers will support our executive jet fleet. In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, beginning with the Phenom 100 entry into service in 2008. Plans for the joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We entered into an agreement with CAE to for a global training joint venture, that will provide comprehensive training to customers of the Phenom jets. We also plan to invest in parts inventory and logistics, as well as in the improvement of our special maintenance programs.

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

The consolidated pre-owned aircraft business, since 2002, through ECC Leasing in Ireland, has contributed positively to the results of the company, reaching accumulated profits of US$8.5 million since its inception. Since then, sales campaigns of new aircraft, where the acceptance of trade-in aircraft as part of payment were conceded, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving Embraer170 and Embraer175 pre-series aircraft, all contributed to the current results. As of December 31, 2006, ECC Leasing and two other Embraer subsidiaries had a total portfolio of 38 aircraft, of which 30 were under operating lease.

All sale and leasing transactions were executed practicing market rates, helping to preserve the values of Embraer’s products.

The continued improvement in financial performance is directly related to ECC Leasing’s ability to renew lease contracts with similar conditions as those currently in place, as well as sell aircraft to operators, leasing companies and/or financial institutions, practicing values close to market rates without providing any type of Embraer guarantee.

Furthermore, the upcoming results will be largely dependent on market conditions, aircraft availability levels, and the demand for regional jets in the 37 to 50 seat category. In this regard, new markets such as Russia and Latin America are important, however, risks related to operator credit and asset repossession must be adequately evaluated.

Markets

The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

		Year ended December 31,
		2004		2005		2006
		(in millions of dollars)
		Restated(1)
Commercial Aviation
Americas (excluding Brazil)	US$	2,073.7	US$	2,176.4	US$	1,407.0
Europe		296.9		247.9		430.1
Brazil		—		—		—
Other		93.2		207.7		516.1
Total	US$	2,463.8	US$	2,632.0	US$	2,353.2

Executive Aviation
Americas (excluding Brazil)		204.9		155.8		304.8
Europe		—		100.3		161.3
Other		40.8		22.0		116.0
Total	US$	245.7	US$	278.1	US$	582.1

Defense and Government
Americas (excluding Brazil)		92.1		33.9		142.1
Europe		20.9		8.3		13.4
Brazil		246.1		230.3		71.2
Other		6.6		151.2		—
Total	US$	365.7	US$	423.7	US$	226.7

Other Related Businesses
Americas (excluding Brazil)		157.4		179.3		272.9
Europe		54.4		202.9		237.0
Brazil		51.3		72.8		75.2
Other		13.8		0.7		12.4
Total	US$	276.9	US$	455.7	US$	597.5

(1) See Note 2(b) to the consolidated financial statements included elsewhere in this annual report on Form 20-F/A for information related to the restatement of our consolidated financial statements.

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

Cash Contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$298.8 million as of December 31, 2006 and we expect to receive an additional US$74.9 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2006, US$209.5 million of these cash contributions had become non-refundable. If we cancel the development and production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$89.3 million of the total cash contributions already received. We expect the EMBRAER 195 to receive certification from the FAA by mid-2007 and the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

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

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC - International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate square footage	Owned/ Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned	—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned	—
Botucatu, SP, Brazil	Manufacturing facility	222,000	Owned	—
Harbin, China	Manufacturing facility	258,067	Owned(1)	—
Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	(2)	—
São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2007
Ft. Lauderdale, Florida, U.S.A.	Support center	91,500	Leased	2020
Nashville, Tennessee, U.S.A.	Aircraft maintenance and support center	316,128	Leased	2018 2028
Alverca, Portugal(3)	Aircraft maintenance and support center	417,000	Leased	2035
Le Bourget, France	Support center	33,500	Leased	2008
Villepinte, France	Representative offices	70,202	Leased	2014
Beijing, China	Representative offices	3,444	Leased	2007
Singapore	Representative offices	2,303	Leased	2009

(1)	The land is owned pursuant to a land use rights certificate.

(2)
We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

(3)	We acquired this facility in March 2005.

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

This discussion should be read in conjunction with our restated consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. Risk Factors” and the matters set forth in this annual report generally.

Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian Corporate Law. See “Introduction—Presentation of Financial and Other Data.” For a discussion of the restatement of our financial statements, see “Introduction—Presentation of Financial and Other Data—Restatement of our Financial Statements” and “Overview—Restatement of our Financial Statements”.

5A.	Operating Results

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

The following discussion is based largely upon our current expectations about future events and trends affecting our business, actual results for our industry and performance could differ substantially. See “Introduction —Special Note Regarding Forward-Looking Statements.”

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

Our Executive Jets

We entered the very light and light jet segments in May 2005, with the launch of the Phenom jets, and introduced the Lineage 1000, an ultra large jet based on the EMBRAER 190 commercial jet platform, in May 2006.

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

	2002	2003	2004	2005	2006
Inflation (General Market Price Index)	25.3%	8.7%	12.4%	1.2%	3.8
Devaluation (appreciation) (R$ vs.US$)	52.3%	(18.2)%	(8.1)%	(11.8)%	(8.7)%

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

Sales and Other Operating Revenues

We recognize revenues on commercial, and executive aircraft, and defense and government customer services segments, when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when the delivery is made, in the case of customer services, occurs when the services are provided to the customer.

In our defense and government segments, a significant portion of revenues is also derived from long-term development contracts for the Brazilian and foreign governments, for which we recognize revenues under the percentage of completion method. Such contracts contain provisions for price escalation based on a mix of indexes related of raw material and labor cost. From time to time, we reassess our expected margins of certain long-term contracts, adjusting their revenue recognition based upon costs and project completion forecast.

Revenues under exchange pool programs are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee, directly related to actual flight hours of the covered aircraft. During 2004, 2005 and 2006, we recognized revenues of $13,626, $26,022 and $39,311, respectively, from exchange pool arrangements, which are reported as net sales in our accompanying consolidated statements of income and comprehensive income (customer services and other).

We entes into transactions that represent multiple-element arrangements, such as training, technical representative assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met:

(i)	the delivered item(s) has value to the client on a stand-alone basis;
(ii)	there is objective and reliable evidence of the fair value of the undelivered item(s); and
(iii)	if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

If these criteria are not met, the arrangement is accounted for as one unit of accounting, which would result in revenue being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Net Revenue includes sales deductions composed by indirect sales taxes and commercial concessions.

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners. We recognize warranty expense, as cost of sales and services, at the time of sale based on the estimated amounts of warranty costs anticipated to be incurred. These estimates are based on a number of factors, including our historical warranty claim and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from our past experience, mainly when a new family of aircraft begins its revenue services, which could require us to increase the product warranty reserve. The warranty period ranges from two years for spare parts to five years for components that are a part of the aircraft when sold.

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

Overview

Restatement of our Financial Statements

The following narrative explains the restatement adjustments that have been presented in this Form 20-F/A.

Subsequent to the filing of our 2006 Annual Report, we reassessed our accounting policies related to complex sales transactions involving classification of product warranty expenses, revenue arrangements with multiple deliverables and accounting for sales concessions given by us to our customers, which resulted in the restatement of our financial statements for the years ended December 31, 2004, 2005 and 2006 previously filed in our 2006 Annual Report. The restatement adjustments did not result in any impact on reported net income for any of the years reported but did require adjustments to certain line items of our consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows, to recognize or derecognize certain current assets and liabilities as a result of deferring a portion of our annual revenue and also to correct certain line items in our statement of cash flow, giving consideration to the modification of the balances of the affected current assets and liabilities.

The adjustments we have made in these financial statements are summarized below:

•
Product warranty expenses: In accordance with SFAS 5, “Accounting for Contingencies,” we accrue a liability for the obligations associated with product warranties, which is recorded on the aircraft delivery date and estimated based on historical experience. We had previously recorded our expenses related to product warranties in the consolidated statements of income under “Selling Expenses” because we understood that the product warranties were associated with our sales efforts. As a result of the reassessment and modification discussed above, we have concluded that expenses related to product warranties should be recorded in the consolidated statement of income under “Cost of Sales and Services.”

•
Revenue arrangements with multiple deliverables: We previously recognized revenue for all deliverables when the “risks and rewards” of the aircraft were transferred to the buyer (at delivery). Upon delivery of the aircraft, we also accrued a liability for the other services and products sold together with the aircraft (i.e., other deliverables) that would be delivered after the aircraft delivery date and we included the costs associated with such deliverables in “Selling Expenses,” because we considered such deliverables to be important elements of our sales efforts.

As a result of the reassessment described above, we have concluded that our sales activities for aircraft consist of four distinct deliverables:

(a) The aircraft.

(b) Training services - We provide initial training services for our customers for the operation of purchased aircraft. The training is part of the aircraft purchase price but is provided by a third party and, as such, can be separated from the aircraft delivered. Additionally the fair value of all other deliverable can be objectively determined. Accordingly the revenue should be recognized when the service is provided.

(c) Spare parts concession - We regularly sell spare parts to our customers for the maintenance of their aircraft. In accordance with industry practices, we provide our customers with spare parts credits for a specified period for the aircraft that was sold. Such credits are included in the aircraft purchase price and specifically negotiated with our customers. The individual price of each spare part is referred in our list price. Therefore, we knows the fair value of each spare part at the time an aircraft is delivered.

(d) Technical representative assistance - We provide our customers with technical representative assistance services for operational support and include such services in the aircraft purchase price. These services can be sold separately and, therefore, we know the fair value of such service at the time an aircraft is delivered.

Considering that each deliverable has a stand-alone value to the customer and its fair value is known, we have concluded that each such deliverable should have been accounted for separately in accordance with EITF 00-21, “Revenue arrangements with multiple deliverables.”

As a result, we deferred revenue recognition of the separate deliverables discussed in items (b) and (c) above. However, the respective provisions previously recorded were reversed. Considering these was no material difference between the provisions reversed and the revenues deferred, there was no impact in net income. We also restated (i) the balances of our trade accounts receivable, net, (ii) other assets, (iii) other payables and accrued liabilities, (iv) unearned income. These restatements also resulted in the restatement of certain line items of our statement of cash flows to reflect the corresponding changes in the variation of the balances of affected operating assets and liabilities.

We will recognize the deferred revenue of the separate deliverables when the service or product is provided to the customer.

• Commercial concessions - We offer contractual concessions that provide our customers with a reduction in the amount paid for the aircraft. The contractual concessions granted by us to our customers may be partially or fully recovered through an export incentive program of the Brazilian Government. We previously recorded these contractual concessions as “Selling Expenses,” because we believed that the contractual concessions were part of the sales efforts for our aircraft. The amount of contractual concessions recovered by us through the export incentive program was previously recorded as financial income, because we received the incentive through the issuance of Brazilian treasury bonds under the program. However, the Brazilian Government is not one of our supplier and does not participate in the sale process of the aircraft, and accordingly, EITF 02-16, “Accounting by a Customer (including a reseller) for Certain Consideration Received from vendors as revenue,” does not apply.

In our reassessment of our accounting practices, we have concluded that such concessions should have been recorded as “Sales Deduction” in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” because the concessions represented a reduction of sales price. In addition, the recovery of the concessions through the export incentive program should be recognized as revenue associated with the sale and export of the aircraft, and, therefore, should be recorded as Net Sales (“Revenue”).

The resulting restatement adjustments in the consolidated statements of income are summarized below:

	Year ended December 31,2004
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Income Statement Data

Net Sales	3,440,533	(88,390)	3,352,143
Cost of Sales and Services	(2,267,330)	(69,407)	(2,336,737)

Gross Profit	1,173,203	(157,797)	1,015,406

Selling Expenses	(342,883)	157,797	(185,086)
R&D, G&A, Employee PS and Other	(286,334)	-	(286,334)

Income from Operations	543,986	-	543,986

Interest Income ( Expenses), net	(38,000)	-	(38,000)
Others	(12,335)	-	(12,335)

Income before Income Taxes	493,651	-	493,651

Income Tax (Expense)	(112,139)	-	(112,139)

Income Before Minority Interest and Equity	381,512	-	381,512
Loss from Affiliates

Equity in loss from affiliates and Minority	(1,306)	-	(1,306)
Interest

Net Income	380,206	-	380,206

	Year ended December 31,2005
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Income Statement Data
Net Sales	3,829,907	(40,412)	3,789,495
Cost of Sales and Services	(2,671,816)	(67,091)	(2,738,907)

Gross Profit	1,158,091	(107,503)	1,050,588

Selling Expenses	(269,747)	109,948	(159,799)
R&D, G&A, Employee PS and Other	(380,498)	-	(380,498)

Income from Operations	507,846	2,445	510,291

Interest Income ( Expenses), net	(1,672)	(2,445)	(4,117)
Others	(6,168)	-	(6,168)

Income before Income Taxes	500,006	-	500,006

Income Tax (expense)	(41,569)	-	(41,569)

Income Before Minority Interest and Equity	458,437	-	458,437
Loss from Affiliates

Equity in loss from affiliates and Minority	(12,718)	-	(12,718)
Interest

Net Income	445,719	-	445,719

	Year ended December 31,2006
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Income Statement Data
Net Sales	3,807,403	(47,884)	3,759,519
Cost of Sales and Services	(2,736,234)	(70,568)	(2,806,802)

Gross Profit	1,071,169	(118,452)	952,717

Selling Expenses	(374,140)	153,544	(220,596)
R&D, G&A, Employee PS and O ther	(389,290)	-	(389,290)

Income from O perations	307,739	35,092	342,831

Interest Income ( Expenses), net	140,525	(35,092)	105,433
Others	(4,098)	-	(4,098)

Income before Income Taxes	444,166	-	444,166

Income Tax (expense)	(44,412)	-	(44,412)

Income Before Minority Interest and Equity	399,754	-	399,754
Loss from Affiliates

Equity in loss from affiliates and Minority	(9,614)	-	(9,614)
Interest

Net Income	390,140	-	390,140

	Year ended December 31,2004
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Cash Flow Data

Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	(266,652)	(657)	(267,309)
Other assets	(21,259)	657	(20,602)

	Year ended December 31,2005
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Cash Flow Data

Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	(241,606)	(883)	(242,489)
Other assets	(120,079)	883	(119,196)

	Year ended December 31,2006
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Cash Flow Data
Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	186,612	(890)	185,722
Other assets	33,482	890	34,372

	Year ended December 31,2004
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Balance Sheet Data

CURRENT ASSETS
Trade accounts receivable, net	566,127	3,952	570,079
Other assets	108,459	(3,952)	104,507

CURRENT LIABILITIES
Other payables, accrued liabilities	310,269	-	310,269

	Year ended December 31,2005
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Balance Sheet Data

CURRENT ASSETS
Trade accounts receivable, net	445,520	4,835	450,355
Other assets	175,433	(4,835)	170,598

CURRENT LIABILITIES
Other payables, accrued liabilities	405,965	-	405,965

	Year ended December 31,2006
	As Previously Reported	Effect of Adjustments	As Restated
	(US$ thousands)
Balance Sheet Data

CURRENT ASSETS
Trade accounts receivable, net	272,153	5,725	277,878
Other assets	153,369	(5,725)	147,644

CURRENT LIABILITIES
Other payables, accrued liabilities	433,291	-	433,291

Other than information relating to the restatement, no attempt has been made in this annual report on Form 20-F/A to amend or update other disclosures originally presented in the 2006 Annual Report. Except as stated herein, this Form 20-F/A does not reflect events occurring after the filing of our 2006 Annual Report or amend or update those disclosures. Accordingly, this Form 20-F/A should be read in conjunction with our submissions with the SEC subsequent to the filing of our 2006 Annual Report.

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

	2004		2005		2006
Commercial Aviation
Deliveries (1)
ERJ 145		87 (5)		46		12
ERJ 135		1 (1)		2		—
ERJ 140		—		—		—
EMBRAER 170		46		46 (1)		32 (2)
EMBRAER 175		—		14		11
EMBRAER 190		—		12		40
EMBRAER 195		—		—		3
Defense and Government (2)
Deliveries		1		7		5(1)
Executive Aviation
Deliveries (1)		13		14		27
Other Operating Information
Total backlog (in millions) (3)	US$	10,097	US$	10,383	US$	14,806

(1)	Deliveries identified by parentheses are aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation.
(3)	Since December 31, 2006, we have received five additional firm orders for our EMBRAER 170/190 jet family and six options for the EMBRAER 190 aircraft were converted into firm orders.

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

Following the modifications in our accounting practices, warranties are recorded as cost of sales and services on the aircraft delivery date and estimated based on historical experience.

Recent Developments

On April 16, 2007 we announced that our firm order backlog increased from US$14.8 billion at December 31, 2006 to US$15.0 billion at March 31, 2007. During the first three months of 2007 we delivered a total of 25 aircraft. The delivery forecast for 2007 is expected to be at 165-170 aircraft, of which 40% is expected to be delivered in the first half of the year.

On April 17, 2007 we announced that we reached a preliminary agreement with Deutsche Lufthansa AG for the purchase of 30 EMBRAER 190 jets, with deliveries scheduled to begin in 2009. The execution of a final agreement is expected within the next few weeks. When executed, this agreement will supersede the existing agreement between Swiss International Air Lines and us for 15 EMBRAER 170s and 15 EMBRAER 195 aircraft. A result, it will not substantially alter our existing firm backlog.

On April 19, 2007, we announced, during Latin America Aero & Defense air show, in Rio de Janeiro, that we have been studying the possible development of a military transport aircraft. If it is actually launched, the EMBRAER C-390, as it is called, will be the heaviest airplane ever produced by us and will be able to transport up to 19 tons (41,888 pounds) of cargo. The new project will incorporate a number of technological solutions developed for the successful EMBRAER 190 commercial aircraft.

Results of Operations

The following table presents restated income statement data by business segment for the periods indicated.

Summary Financial Data by Business

	Operating Income
	Year ended December 31,
	2004		2005		2006
	(in millions of dollars)
Net sales:			Restated(1)
Commercial Aviation	US$	2,463.7	US$	2,631.9	US$	2,353.2
Defense and Government		365.8		423.8		226.7
Executive Aviation		245.7		278.0		582.1
Other related businesses		276.9		455.6		597.5
		3,352.1		3,789.5		3,759.5
Cost of sales and services:
Commercial Aviation		(1,647.8)		(1,892.4)		(1,780.5)
Defense and Government		(293.3)		(322.0)		(174.5)
Executive Aviation		(186.4)		(194.0)		(398.9)
Other related businesses		(209.2)		(330.5)		(452.8)
		(2,336.7)		(2,738.9)		(2,806.8)
				Restated
Gross profit:
Commercial Aviation		815.9		739.6		572.7
Defense and Government		72.4		101.8		52.2
Executive Aviation		59.3		84.0		183.1
Other related businesses		67.7		125.2		144.7
		1,015.4		1,050.6		952.7
Operating expenses:
Commercial Aviation		(190.3)		(315.7)		(303.4)
Defense and Government		(59.8)		(50.3)		(38.0)
Executive Aviation		(28.6)		(44.5)		(130.4)
Other related businesses		(36.5)		(32.3)		(25.6)
Unallocated corporate expenses		(156.3)		(97.5)		(112.5)
		(471.4)		(540.3)		(609.9)

Income from operations	US$	544.0	US$	510.3	US$	342.8

(1) See Note 2(b) to the consolidated financial statements included elsewhere in this annual report on Form 20-F/A for information related to the restatement of our consolidated financial statements.

The following table sets forth restated income statement information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2004			2005			2006
		(in millions of dollars, except percentages)
		Restated(1)

Net sales	US$	3,352.1	100.0%	US$	3,789.5	100.0%	US$	3,759.5	100.0%
Cost of sales and services		(2,336.7)	69.7		(2,738.9)	72.3		(2,806.8)	74.7
Gross profit		1,015.4	30.3		1,050.6	27.7		952.7	25.3
Operating expense
Selling expenses		(185.1)	5.6		(159.8)	4.2		(220.6)	5.9
Research and development		(44.5)	1.3		(93.2)	2.5		(112.7)	3.0
General and administrative expenses		(139.4)	4.2		(205.2)	5.4		(235.5)	6.3
Employee profit sharing		(61.2)	1.8		(56.1)	1.5		(42.7)	1.1
Other operating expenses, net		(41.3)	1.2		(26.1)	0.7		1.7	—
Income from operations		544.0	16.2		510.3	13.5		342.8	9.1

Non-operating income (expense)
Interest income (expenses), net		(38.0)	1.1		(4.1)	0.1		105.4	2.8
Exchange loss, net		(12.2)	0.4		(15.2)	0.4		(4.1)	0.1
Other non-operating income (expenses), net		(0.1)	—		9.1	0.2		—	—
Income before income taxes		493.7	14.7		500.0	13.2		444.2	11.8
Income tax benefit (expenses)		(112.1)	3.3		(41.6)	1.1		(44.4)	1.2
Income before minority interest and equity in income (loss) from affiliates		381.5	11.4		458.4	12.1		399.8	10.6
Minority interest		(1.3)	—		(9.6)	0.3		(9.6)	0.3
Equity in income (loss) from affiliates		—	—		(3.1)	0.1		—	—
Net income	US$	380.2	11.3%	US$	445.7	11.8%	US$	390.1	10.4%

(1) See Note 2(b) to the consolidated financial statements included elsewhere in this annual report on Form 20-F/A for information related to the restatement of our consolidated financial statements.

2006 Compared with 2005

Net sales. Net sales decreased 0.8% from US$3,789.5 million in 2005 to US$3,759.5 million in 2006. Net sales in the commercial aviation segment decreased 10.6% from US$2,631.9 million in 2005 to US$2,353.2 million in 2006. Net sales in the executive aviation segment increased 109.4% from US$278.0 million in 2005 to US$582.1 million in 2006. Defense and government net sales decreased 46.5% from US$423.8 million in 2005 to US$226.7 million in 2006. Net sales from customer services and other related businesses increased 31.1% from US$455.6 million in 2005 to US$597.5 million in 2006.

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

Cost of sales and services. Cost of sales and services increased 2.5% from US$2,738.9 million in 2005 to US$2,806.8 million in 2006, primarily due to the 8.7% appreciation of the real against the U.S. dollar during the period, and the difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 jets, especially those related to the wing assembly. Approximately 13% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 74.7% in 2006, compared to 72.3% in 2005.

Gross profit. Our gross profit decreased 9.3% from US$1,050.6 million in 2005 to US$952.7 million in 2006, primarily due to the appreciation of the real against the U.S. dollar during the period and costs associated with the production learning curve associated with deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 27.7% in 2005 to 25.3% in 2006.

Operating expenses. Operating expenses increased 12.9% from US$540.3 million in 2005 to US$609.9 million in 2006.

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

Selling expenses showed an increase of 38.0% in 2006 compared to 2005 due to expenses associated with the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and efforts to support the commencement of the EMBRAER 190 model operations.

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

As a result of the foregoing factors, operating expenses as a percentage of net sales increased from 14.3% in 2005 to 16.2% in 2006.

Financial income (expense), net. Financial income (expense), net, represented an expense of US$4.1 million in 2005 and an income of US$105.4 million in 2006, primarily as a result of an increase in net interest income derived from higher net cash availability in 2006 and the reversal of accrued interest charges resulting from a new legislation passed by the Brazilian government which allowed companies to pay taxes on the dispute of a reduction in interest and penalties accrued from certain tax disputes in 2006.

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

Net income. As a result of the foregoing factors, our net income decreased 12.5% from US$445.7 million in 2005 to US$390.1 million in 2006. In 2005, net income was 11.8% of net sales compared to 10.4% in 2006.

2005 Compared with 2004

Net sales. Net sales increased 13.0% from US$3,352.1 million in 2004 to US$3,789.5 million in 2005. Net sales in the commercial aviation segment increased 6.8% from US$2,463.7 million in 2004 to US$2,632.0 million in 2005. Net sales in the executive aviation segment increased 13.1% from US$245.7 million in 2004 to US$278.0 million in 2005. Defense and government net sales increased 15.8% from US$365.8 million in 2004 to US$423.8 million in 2005. Net sales from other related businesses increased 64.5% from US$277.0 million in 2004 to US$455.6 million in 2005.

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

Cost of sales and services. Cost of sales and services increased 17.2% from US$2,336.7 million in 2004 to US$2,738.9 million in 2005, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with the initial deliveries of the EMBRAER 175 and EMBRAER 190, which are also aircraft of higher aggregate value. For the same reasons, cost of sales and services as a percentage of net sales increased to 72.3% in 2005, compared to 69.7% in 2004.

Gross profit. Our gross profit increased 3.5% from US$1,015.4 million in 2004 to US$1,050.6 million in 2005, primarily due to the appreciation of the real against the U.S. dollar during the period and the production learning curve associated with the initial deliveries of the EMBRAER 175 and EMBRAER 190 and to benefits provided to the launch customers of those aircraft. As a result, our gross margin decreased from 30.3% in 2004 to 27.7% in 2005.

Operating expenses. Operating expenses increased 14.6% from US$471.4 million in 2004 to US$540.3 million in 2005, as compared to an increase in net sales of 13.0% in the same period.

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

Selling expenses decreased 13.7% from US$185.1 million in 2004 to US$159.8 million in 2005. The decrease in selling expenses resulted partially from the recovery of amounts related to guarantees on certain aircraft delivered upon the implementation of the financing structures for those aircraft.

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

As a result of the foregoing factors, operating expenses as a percentage of net sales decreased from 14.1% in 2004 to 14.3% in 2005.

Interest income (expenses), net. Interest income (expenses), net, decreased from an expense of US$38.0 million in 2004 to an expense of US$4.1 million in 2005, primarily related to the gains on prepayment of loans in the total amount of US$36.4 million (2004—US$8.2 million). See Note 21 to our consolidated financial statements.

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

Net income. As a result of the foregoing factors, our net income increased 17.2% from US$380.2 million in 2004 to US$445.7 million in 2005. In 2004, net income was 11.3% of net sales as compared to 11.8% in 2005.

5B.	Liquidity and Capital Resources

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. For further information, see “Item 4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Business Overview—Production, New Orders and Options.” We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop and finalize the certification process of the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, and make other planned capital expenditures and pay dividends. However, our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

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

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company’s consolidated financial position, annual results of operations or cash flows has not been finalized.

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

We invest significantly in the development of new projects. Total research and development expenses for 2004, 2005 and 2006, including expenses related to the development of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$44.5 million, US$93.2 million and US$112.7 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 1.3% in 2004, 2.4% in 2005 and 3.0% in 2006. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also due to the 16.8% appreciation of the real against the U.S. dollar during the period, as approximately 85% of our research and development costs are real dominated. The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 8.7% appreciation of the real against the U.S. dollar during the period, partially offset revenues of US$57.0 million, related to an agreement we reached with KHI and KAB in 2006, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for those aircraft as well as cash contributions from our risk-sharing partners in the amount of US$36 million as a result of the fulfillment of certain contractual milestones.

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

Contractual Obligations	Total		Less than 1 year		1 - 3 years		3 - 5 years		More than 5 years
Loans and Interest	US$	1,759.3	US$	448.6	US$	575.4	US$	165.8	US$	569.5
Pension Fund		107.6		15.3		20.5		20.5		56.3
Capital lease obligations		7.1		2.8		2.5		1.0		0.8
Operating leases		17.5		3.0		3.3		1.6		9.6
Purchase obligations		917.6		917.6		-		-		-
Other long-term liabilities		1,696.0		348.9		706.2		246.6		389.4
Total	US$	4,505.1	US$	1,741.1	US$	1,307.9	US$	435.5	US$	1,020.6

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

Name	Age	Position	Year First Elected
Jorge Khalil Miski	47	Effective member	2004
Maria da Salete Medeiros	56	Alternate	2005
Geraldo Humberto de Araujo (1)	55	Effective member	2004
Tarcísio Luiz Silva Fontenele (1)	44	Alternate	2001
José Mauro Laxe Vilela (2)	59	Effective member	2003
Alberto Carlos Monteiro dos Anjos (2)	44	Alternate	2003
Taiki Hirashima	66	Effective member	2004
Guillermo Oscar Braunbeck	34	Alternate	2005
Rolf Von Paraski (3)	55	Effective member	2006
José Roberto Gerbasi de Andrade	57	Alternate	2006

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

At April 18, 2007, the board members and executive officers owned an aggregate of 3,043,916 common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of April 18 2007, our executive officers also owned options to purchase an aggregate of 859,470 common shares at per-share purchase prices ranging from R$8.11 to R$23.00. As of the same date, none of our directors owned any options to purchase shares of common stock.

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

	Common Shares
	Shares	(%)
PREVI (1)	103,082,901	13.9
SISTEL (2)	22,612,297	3.0
Bozano Group (3)	71,565,809	9.7
BNDESPAR (4)	37,412,579	5.0
Dassault Aviation (5)	6,671,360	0.9
Safran (5)	8,310,342	1.1
União Federal/Brazilian Government (6)	2,349,911	0.3
Officers and directors as a group (7)	3,903,386	0.5
Others (São Paulo Stock Exchange) (8)	85,318,375	11.5
Others (NYSE)	400,902,000	54.1
Total	742,128,960	100.0

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.

(2)
SISTEL Social Security Foundation, also known as SISTEL, was founded in 1977 as part of the Telebrás system, which, prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies.

(3)
Shares belonging to the Bozano Group belong to both Cia. Bozano and Bozano Holdings Ltd., which ware owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquistion from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.

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

We have engaged in a number of transactions with our subsidiaries and the Brazilian government, as described below:

Brazilian Government

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2004, 2005 and 2006, the Brazilian government accounted for approximately 7.1%, 6.2% and 1.9% of our net sales, respectively. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense and Government Business.”

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

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements.” For information on the restatement of our financial statements, see “Presentation of Financial and Other Data - Restatement of our Financial Statements”.

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

Date of approval	Period in which profits were generated	Total amount of Distribution
		(R$ in millions)	(US$in millions) (3)
September 18, 1998 (1)	First two quarters of 1998	21.3	17.9
March 30, 1999 (1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999 (1)	First two quarters of 1999	36.8	19.1
January 31, 2000 (1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000 (2)	First quarter of 2000	19.6	11.2
June 16, 2000 (2)	Second quarter of 2000	19.9	11.0
July 6, 2000 (1)	First two quarters of 2000	79.6	44.8
September 22, 2000 (2)	Third quarter of 2000	27.7	15.0
December 15, 2000 (2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001 (1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001 (2)	First quarter of 2001	33.8	15.7
June 13, 2001 (2)	Second quarter of 2001	41.4	18.0
September 14, 2001 (1)	First two quarters of 2001	123.1	46.1
September 14, 2001 (2)	Third quarter of 2001	48.4	18.1
December 15, 2001 (2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002 (1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002 (2)	First quarter of 2002	58.9	25.4
June 14, 2002 (2)	Second quarter of 2002	59.5	20.9
September 13, 2002 (2)	Third quarter of 2002	66.3	17.0
December 13, 2002 (2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002 (2)	1998 and 1999	72.5	20.5
June 16, 2003 (2)	First two quarters of 2003	76.7	26.7
December 12, 2003 (2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004 (2)	First quarter of 2004	101.0	34.7
June 25, 2004 (2)	Second quarter of 2004	160.0	51.5
September 20, 2004 (2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 200 (2)	First quarter of 2005	106.5	39.9
June 3, 2005 (2)	Second quarter of 2005	110.8	47.1
September 16, 2005 (2)	Third quarter of 2005	113.5	51.0
December 19, 2005 (2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006 (2)	First two quarters of 2006	114.4	52.9
June 12, 2006 (1)	First two quarters of 2006	35.6	16.4
September 15, 2006 (2)	Third quarter of 2006	92.3	42.5
December 8,2006 (2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007 (2)	First quarter of 2007	43.4	21.2

(1)	Represents dividend payments.

(2)	Represents interest on shareholders’ equity.

(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which the dividends were approved.

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

	Nominal reais per preferred share
	High	Low
2001:
Year end	25.45	7.65
2002:
Year end	15.30	11.20
2003:
Year end	25.70	8.10
2004:
First quarter	26.43	20.30
Second quarter	23.50	18.30
Third quarter	22.20	18.20
Fourth quarter	22.50	17.10
Year end	26.43	17.10
2005:
First quarter	23.30	19.80
Second quarter	20.75	17.90
Third quarter	22.19	18.50
Fourth quarter	23.73	20.12
Year end …	23.73	17.90
2006:
First quarter	23.68	19.86
Second quarter (through June 2)	20.50	18.55
Month ended:
January 31, 2006	23.68	21.55
February 28, 2006	22.51	19.90
March 31, 2006	21.86	19.86
April 30, 2006	20.50	19.20
May 31, 2006	20.17	18.55
June 30, 2006 (through June 2)	19.70	19.55

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

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2006, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 54% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 3% of the total market capitalization of all listed companies.

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

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder hols 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, through our subsidiary Embraer Overseas Limited, we issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2006, US$404.7 million was outstanding, US$4.7 million of which is currently short-term, including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us on March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for now notes duly registered with the SEC. The exchange offer will expire on May 18, 2007. If the exchange offer is not completed on or before the date that is 270 days after the closing date, the annual interest rate will be increased by 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, with a maximum limit of 0.5% per annum increase, until the exchange offer is completed). The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

For more information on additional financing arrangements, see “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

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

Material Brazilian Tax Consequences

General. The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not considered domiciled in Brazil, (“non-Brazilian holder”), for purposes of Brazilian taxation.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil, by a non-Brazilian holder, or to a Brazilian holder, may be subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the non-Brazilian holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding ADS, although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/03, considering the general and unclear scope of this law and the lack of any judicial court rulings in respect thereto, we are unable to predict whether our belief will ultimately prevail in the courts of Brazil. Thus, the gain on disposition of ADSs by a non-Brazilian holder to a resident Brazil (or even to non-Brazilian resident in case the argument above does not prevail) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable.

As a general rule, gains assessed are the positive difference between the amount in reais realized on the sale of exchange of the security and its acquisition cost measured in reais (without correction for inflation).

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a non-Brazilian holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above and the corresponding acquisition cost, will be considered a capital gain. There are arguments to support that such taxation is not applicable in case of non-Brazilian holders registered under Resolution No. 2,689 (“2,689 holder”) that are not located in a tax haven country or jurisdiction, which is defined as the jurisdiction that does not impose any income tax or which imposes such tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholders’ composition or the ownership of the investment (“tax haven holder”). The withdrawal of ADSs in exchange in common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a non-Brazilian holder is 2,689 holder and is not a tax haven holder; or

•
are subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder than (i) is not a 2,689 holder; or (ii) is a 2,689 holder but a tax haven holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on Brazilian stock exchanges are subject to income tax at a rate of 15%, except for tax haven holders, which, in this case, are subject to income tax at a rate of 25%. In case the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the case of a redemption of or capital reduction with payment in common shares or ADSs, the positive difference in reais between the amount effectively received by the non-Brazilian holder and the acquisition cost of the securities redeemed or returned, is treated as capital gain derived from sale or exchange of common shares carried out in a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to non-Brazilian holders of ADSs or common shares, is subject to Brazilian withholding tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment ahs been made at that time. In the case of non-Brazilian residents that are tax haven holders, the applicable rate for income tax is 25%. The Brazilian Corporation Law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In the event that the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the minimum mandatory dividend. The distribution of interest attributed to shareholders’ equity would be proposed by our Board of Directors and subject to subsequent declaration by the shareholders at a general meeting.

Taxation on Foreign Exchange Transactions (“IOF/Câmbio”). Pursuant to Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in common shares or the ADSs and those under Resolution No. 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to IOF/Câmbio rate at any time to a maximum of 25%, but only in relation to future exchange transactions.

Taxation on Bonds and Securities Transactions (“IOF/Titulos”). IOF/Titulos may be imposed on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently 0% for transactions involving common shares and ADSs, although the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by non-Brazilian holder to individuals or entities resident or domiciled or residing within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Transaction on Bank Accounts. As a general rule, the Contribuição Provisória sobre Movimentação Financeira, the tax on transactions on bank accounts, or CPMF, is imposed on any debit to bank accounts at a rate of 0.38%. Therefore, transactions by the depositary or by holders of common shares that involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. Currently, the funds transferred to Brazil to acquire shares on Brazilian stock exchanges and the remittance abroad of the proceeds earned on the disposition of common shares in Brazil are exempted from CPMF. In addition, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on a Brazilian stock exchange.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the Securities and Exchange Commission, or the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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

Our short- and long-term debt obligations totaled US$1,349.2 million at December 31, 2006 and were denominated in U.S. dollars, Brazilian reais and Euro. Of the total amount of debt denominated in U.S. dollars, US$1,017.1 million, approximately US$762.0 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of the US$298.2 of our Brazilian reais-denominated debt at December 31, 2006, US$291.9 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 6.85% per annum at December 31, 2006. We also maintain subsidiary lines of credit in an amount of US$6.3 million, which bear interest at a variable rate of 115% of the CDI, the interbank deposit rate in Brazil. Our Euro-denominated debt, totaling US$33.8 million, of which US$20.6 million was fixed rate and US$13.3 million was indexed to a variable rate based on the Euribor.

The table below provides information about our short- and long-term debt obligations as of December 31, 2006 that are sensitive to changes in interest rates and foreign currency exchange rates.

				Outstanding Amount By Year of Maturity
	Weighted Average Interest Rate 2006	Total Outstanding Amount	2007	2008	2009	2010	2011	2012	Thereafter	Total Fair Value
			(in thousands, except percentages)
Short Term Debt
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

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2006 as well as the derivative transactions outstanding at the same date:

	Total	Outstanding Amount by Year of Maturity
	Outstanding Amount	2007	2008	2009	2010	2011	Thereafter	Total Fair Value

ASSETS
Cash and cash equivalents
In reais	US$343,442	US$343,442	-	-	-	-	-	US$343,442
In Euro	19,136	19,136	-	-	-	-	-	19,136
In Chinese Yuan	33,590	33,590	-	-	-	-	-	33,590
Investments and temporary cash investments
In reais	555,795	555,795	-	-	-	-	-	555,795
Trade accounts receivable
In Rreais	33,267	33,267	-	-	-	-	-	33,267
In Euro	65,927	65,927	-	-	-	-	-	65,927
Deferred income tax assets
In reais	252,857	107,304	89,343	24,756	10,117	8,469	12,869	252,857
In Euro	11,932	11,932	-	-	-	-	-	11,932
Other assets
In reais	56,765	42,611	14,154	-	-	-	-	56,765
In Euro	23,596	8,430	15,166	-	-	-	-	23,596
In CNY	8,734	8,734	-	-	-	-	-	8,734

Total Assets in reais	US$1,242,126	US$1,082,419	US$103,496	US$24,756	US$10,117	US$8,469	US$12,869	US$1,242,126
-
Total Assets in Euro	US$120,590	US$105,424	15,166	-	-	-	-	US$120,590
-
Total Assets in Chinese Yuan	US$42,323	US$42,323	-	-	-	-	-	US$42,323
-
LIABILITIES
Loans
In reais	US$298,213	US$268,415	US$4,495	US$6,468	US$5,811	US$5,287	US$7,735	US$340,472
In Euro	33,915	20,745	5,670	2,500	2,500	2,500	-	33,671
In Japanese Yen	-	-	-	-	-	-	-	-
Accounts payable to suppliers								-
In reais	57,637	57,637						57,637
In Euro	37,812	37,812						37,812
Customer advances								-
In reais	22,171	22,171						22,171
Other accounts payable & accrued liabilities								-
In reais	129,965	129,077	888	-	-	-	-	129,965
In Euro	35,263	27,575	7,688	-	-	-	-	35,263
In CNY	5,789	5,789	-	-	-	-	-	5,789
Taxes and payroll charges payable								-
In reais	575,795	244,424	203,511	56,392	23,045	19,290	29,313	575,975
In Euro	5,238	5,238	-	-	-	-	-	5,238
In Chinese Yuan	8,442	8,442	-	-	-	-	-	8,442
Accrued taxes on income								-
In reais	192	192	-	-	-	-	-	192
In Euro	3,341	3,341	-	-	-	-	-	3,341
Deferred income tax liabilities
In reais	208,517	24,079	29,381	31,084	30,081	30,438	63,454	208,517
In Euro
Accrued dividends
In reais	35,555	35,555	-	-	-	-	-	35,555
Contingencies
In reais	48,955	20,775	17,297	4,793	1,959	1,640	2,491	48,955
In Euro	15,589	15,024	565	-	-	-	-	15,589
								-
Total liabilities in reais	US$1,377,180	US$802,326	US$255,572	US$98,736	US$60,896	US$56,655	US$102,994	US$1,419,439
								-
Total liabilities in Euro	US$131,158	US$109,735	US$13,923	US$2,500	US$2,500	US$2,500	-	US$130,914
								-
Total liabilities in Japanese Yen	-	-	-	-	-	-	-	-
								-
Total liabilities in Chinese Yuan	US$14,231	US$14,231	-	-	-	-	-	US$14,231

Total exposure in reais	US$(135,055)	US$280,093	US$(152,075)	US$(73,980)	US$(50,779)	US$(48,187)	US$(90,125)	US$(177,314)
								-
Total exposure in Euro	US$(10,568)	US$(4,311)	US$1,243	US$(2,500)	US$(2,500)	US$(2,500)	-	US$(10,324)
								-
Total exposure in Japanese Yen	-	-	-	-	-	-	-	-
								-
Total exposure in Chinese Yuan	US$28,092	US$28,092	-	-	-	-	-	US$28,092

	Total	Outstanding Amount by Year of Maturity
	Outstanding Amount	2007	2008	2009	2010	2011	Thereafter	Total Fair Value

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)
Notional amount	US$239,371	US$38,566	US$42,544	US$42,544	US$34,049	US$25,555	US$56,114	US$2,937
Average interest paid in US$	7.36%	-	-	-	-	-	-	-
Average interest received in US$	Libor + 2.68%	-	-	-	-	-	-	-
Cross-currency interest rate swap contracts (US$v. R$)
Notional amount	US$16,434	US$11,646	US$4,788	-	-	-	-	US$(15,236)
Average interest paid in eais	58.61% of CDI	-	-	-	-	-	-	-
Average interest received in US$	5.14%	-	-	-	-	-	-	-
Dual-currency interest rate swap contracts CDI v. the greater than exchange variation or CDI)
Notional amount	US$6,289	US$6,289	-	-	-	-	-	US$7
Average interest paid in US$	9.88%	-	-	-	-	-	-	-
Average interest received in JPY	15.29%	-	-	-	-	-	-	-

Net exposure of assets/liabilities
- In reais	US$(157,778)	US$262,158	US$(156,863)	US$(73,980)	US$(50,779)	US$(48,187)	US$(90,125)	-
- In Euro	US$(10568)	US$(4,311)	US$1,243	US$(2,500)	US$(2,500)	US$(2,500)	-	-
- In Japanese Yen	-	-	-	-	-	-	-	-
- In Chinese Yuan	US$28,092	US$28,092	-	-	-	-	-	-

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

The price to be paid for each of our common shares in the public tender offer must be equal to or greater than the amount obtained by the following formula:

“Acquisition Price” = Value of the Share + 50% Premium
Value of the Share” = the greater value between: (i) the highest unit quotation of the shares issued by us during the 12-month period prior to conducting the public tender offer recorded on any stock exchange in which the shares were traded; (ii) the highest price paid by the Acquiring Shareholder during the 36-month period prior to the public tender offer for a share or tranche of shares issued by us; (iii) the amount equivalent to 14.5 times our consolidated average EBITDA (determined in accordance with the bylaws), reduced by our net consolidated indebtedness, divided by the total number of shares issued; and (iv) the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by us, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

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

Disclosure Controls and Procedures

After evaluating the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, the end of the period covered by this report, we have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that material information relating to us and our consolidated subsidiaries would be made known to them by others within our company and our consolidated subsidiaries during the period in which this annual period applies. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm.

After filing our 2006 Annual Report, we performed a periodic, comprehensive review of our previously adopted accounting practices and re-assessed such practices in connection with, and as applied to, our complex sales transactions. This reassessment culminated a restatement of the financial statements in our 2006 Annual Report, for the years ended December 31, 2004, 2005 and 2006, as more fully described in Note 2(b) to our consolidated financial statements.

As a result of this reassessment and restatement referred to above, we re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures and our internal controls over financial reporting as of December 31, 2006 and concluded that a material weakness existed in our internal control over financial reporting with respect to the proper application of generally accepted accounting principles for certain complex sales transactions at December 31, 2006.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management reassessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this reassessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2006, our controls for properly and timely identifying US GAAP departures in accounting for complex sales transactions did not operate effectively to identify a misapplication of the guidance on how to account for considerations given by us to our customers and for revenue arrangements with multiple deliverables.

Our management’s reassessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the independent registered public accounting firm who also audited our consolidated financial statements as of December 31, 2006. Deloitte Touche Tohmatsu’s attestation report on management’s assessment of our internal controls over financial reporting is included herein.

Changes in Internal Controls

Our management has taken actions to remediate the material weakness in our internal controls over financial reporting through: (i) a complete review of our accounting practices involving our independent registered public accounting firm, as well as our Audit Committee, and (ii) the institution of a panel composed of our management and Audit Committee to discuss and formalize the proper accounting practices to be applied to each new complex transaction before the end of each closing date.

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

8.1**	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

* Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the SEC.

** Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: November 26, 2007	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
Name: Frederico Pinheiro Fleury Curado
Title: President and Chief Executive Officer

Date: November 26, 2007	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
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

2.4
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

8.1**	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

* Embraer has been granted confidential treatment for portions of this Exhibit. Accordingly, portions thereof have been omitted and were filed separately with the SEC.

** Previously filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Management of
EMBRAER - Empresa Brasileira de Aeronáutica S.A.
São Paulo - SP

1.   We have audited the accompanying consolidated balance sheets of EMBRAER - Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, change in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting (as revised), that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the material weakness identified in management’s assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

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

5. A material weakness is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

• Controls maintained by management did not ensure the proper application of generally accepted accounting principles to certain complex sales transactions involving certain consideration given to customers and revenue arrangements with multiple deliverables..

Subsequent to the filing of its Annual Report on Form 20-F on April 23, 2007, the Company  performed a periodic, comprehensive review of its previously adopted accounting practices and re-assessed such practices in connection with, and as applied to complex sales transactions. resulting in a restatement of its consolidated financial statements for fiscal years 2004 through 2006. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in the audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and does not affect our report on such financial statements.

6. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMBRAER - Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Furthermore, in our opinion, because of the effect of the material weakness described above, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

7. As discussed in Note 2.b, the financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 have been restated.

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil
April 18, 2007 (October 5, 2007 as to the effects of the restatement discussed in Note 2.b)

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006
(In thousands of U.S. dollars - US$)

ASSETS	Notes	2005	2006
		(As Restated)	(As Restated)
CURRENT ASSETS
Cash and cash equivalents	5	1,339,159	1,209,396
Temporary cash investments	6	574,395	555,795
Trade accounts receivable, net	7	450,355	277,878
Customer and commercial financing	8	147,118	16,215
Collateralized accounts receivable	9	65,440	70,980
Inventories	10	1,477,559	2,047,244
Deferred income taxes	27	121,376	116,510
Guarantee deposits	11	269,522	318,059
Other assets	11	170,598	147,644
Total current assets		4,615,522	4,759,721

LONG TERM ASSETS
Trade accounts receivable	7	5,304	22,109
Customer and commercial financing	8	460,044	552,751
Collateralized accounts receivable	9	788,780	748,742
Property, plant and equipment, net	13	388,362	412,244
Investments	12	31,433	33,844
Deferred income taxes	27	302,304	340,659
Guarantee deposits	11	273,181	289,050
Other assets	11	67,515	156,581
Total long-term assets		2,316,923	2,555,980

TOTAL ASSETS		6,932,445	7,315,701

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006
(In thousands of U.S. dollars - US$)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2005	2006
		(As Restated)	(As Restated)
CURRENT LIABILITIES
Loans and financing	19	475,305	503,047
Non-recourse and recourse debt	9	321,172	388,380
Capital lease obligations	20	2,753	2,388
Trade accounts payable		728,011	912,753
Advances from customers	16	485,958	544,802
Other payables, accrued liabilities	15	405,965	433,291
Taxes and payroll charges payable	17	113,360	136,950
Contingencies	18	19,826	31,175
Deferred income taxes	27	22,153	23,609
Accrued taxes on income		37,122	6,848
Dividends payable		42,811	35,555
Total current liabilities		2,654,436	3,018,798

LONG-TERM LIABILITIES
Loans and financing	19	1,078,117	846,104
Non-recourse and recourse debt	9	498,081	441,378
Capital lease obligations	20	2,216	3,453
Advances from customers	16	97,024	183,639
Contribution from suppliers	14	97,852	92,217
Taxes and payroll charges payable	17	513,743	455,048
Other payables and accrued liabilities	15	125,006	107,512
Deferred income taxes	27	165,250	195,988
Contingencies	18	33,691	33,369
Total long-term liabilities		2,610,980	2,358,708

MINORITY INTEREST		46,775	63,914

SHAREHOLDERS’ EQUITY
Statutory capital-
Preferred (without par value, 1,000,000,000 shares authorized; 479,287,609 shares issued and outstanding at December 31, 2005)		882,627	—
Common (at December 31, 2005, 500,000,000 shares authorized and 242,544,447 shares issued and outstanding ; without par value, 1,000,000,000 shares authorized and 739,903,913 shares issued and outstanding as of December 31, 2006;)		298,397	1,434,406
Special common share (R$ 1 par value, 1 share authorized, issued and outstanding at December 31, 2006 and 2005)		—	—
Additional paid-up capital		8,353	—
Legal reserve		126,711	13,797
Appropriate retained earnings		305,914	422,334
Accumulated other comprehensive income (loss)		(1,748)	3,744
Total shareholders’ equity		1,620,254	1,874,281

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,932,445	7,315,701

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$, except earnings per share )

	Notes	2004	2005	2006
		(As Restated)	(As Restated)	(As Restated)
GROSS SALES
Foreign market		3,152,010	3,508,796	3,682,830
Domestic market		282,287	312,507	146,063
Sales deductions		(82,154)	(31,808)	(69,374)

NET SALES		3,352,143	3,789,495	3,759,519

Cost of sales and services		(2,336,737)	(2,738,907)	(2,806,802)

GROSS PROFIT		1,015,406	1,050,588	952,717

OPERATING INCOME (EXPENSES)
Selling expenses		(185,086)	(159,799)	(220,596)
Research and development		(44,506)	(93,166)	(112,743)
General and Administrative expenses		(139,357)	(205,202)	(235,505)
Employee profit sharing		(61,199)	(56,051)	(42,719)
Other operating income (expenses), net	28	(41,272)	(26,079)	1,677
INCOME FROM OPERATIONS		543,986	510,291	342,831

Interest income (expenses), net	21	(38,000)	(4,117)	105,433
Exchange loss, net	29	(12,218)	(15,218)	(4,098)
Other non-operating income (expenses), net		(117)	9,050	—

INCOME BEFORE INCOME TAXES		493,651	500,006	444,166
Income tax (expense)	27	(112,139)	(41,569)	(44,412)

INCOME BEFORE MINORITY INTEREST AND EQUITY LOSS FROM AFFILIATES		381,512	458,437	399,754
Minority interest		(1,306)	(9,622)	(9,580)
Equity in loss from affiliates		—	(3,096)	(34)

NET INCOME		380,206	445,719	390,140

OTHER COMPREHENSIVE INCOME		5,174	(4,632)	9,287

COMPREHENSIVE INCOME		385,380	441,087	399,427

EARNINGS PER SHARE	25
Basic-
Common		0.4970	0.5790	0.5273
Preferred		0.5467	0.6369

Diluted-
Common		0.4940	0.5762	0.5252
Preferred		0.5434	0.6338

WEIGHTED AVERAGE SHARES (in thousands )
Basic-
Common		242,544	242,544	739,904
Preferred		474,994	479,288

Diluted-
Common		242,544	242,544	742,903
Preferred		479,217	482,739

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$)

	2004	2005	2006
	(As Restated)	(As Restated)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	380,206	445,719	390,140
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	59,685	61,491	63,859
Allowance for doubtful accounts	908	2,109	8,231
Write down for inventory obsolescence	28,827	21,851	16,569
Loss on property, plant and equipment disposals	178	750	885
Deferred income taxes	4,511	(42,270)	(1,295)
Accrued interest in excess of interest paid (paid in excess of accrued)	(30,276)	5,123	551
Equity in loss from affiliates	—	3,096	34
Minority interest	1,306	9,622	9,580
Exchange loss, net	12,218	15,218	4,098
Other	(3,508)	(154)	(1,546)
Changes in assets and liabilities:
Temporary cash investments	(402,147)	(179,676)	18,600
Trade accounts receivable and customer and commercial financing , net	(267,309)	(242,489)	185,722
Inventories	(340,608)	(90,802)	(583,269)
Other assets	(20,602)	(119,196)	34,372
Trade accounts payable	136,554	172,591	181,639
Other payables and accrued liabilities	45,791	41,555	(24,663)
Accrued taxes on income	10,497	24,305	(32,321)
Contribution from suppliers	(94,921)	(42,185)	(5,635)
Advances from customers	(80,024)	103,819	145,460
Taxes and payroll charges payable	167,096	124,756	(35,105)
Contingencies	(7,228)	31,676	11,027
Net cash provided by (used in) operating activities	(398,846)	346,910	386,933

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property, plant and equipment	163	557	697
Escrow deposits	(15,417)	(164)	(88,554)
Additions to property, plant and equipment	(50,075)	(51,766)	(90,761)
Additions to investments	—	—	(808)
Write Down of investments	6,225	1,699	-
Other	—	(822)	(92)

Net cash used in investing activities	(59,104)	(50,496)	(179,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	(1,295,315)	(1,308,817)	(1,497,751)
Proceeds from borrowings	1,587,504	1,523,261	1,258,249
Dividends and/or interest on capital paid	(185,537)	(198,945)	(157,771)
Proceeds from issuance of shares	3,250	12,104	5,116
Payments of capital lease obligations	(4,682)	(2,687)	(2,946)
Net cash provided by financing activities	105,220	24,916	(395,103)

Effect of exchange rate changes on cash and cash equivalents	50,728	54,012	57,924

Net increase (decrease) in cash and cash equivalents	(302,002)	375,341	(129,763)

Cash and cash equivalents, at beginning of year	1,265,820	963,818	1,339,159

Cash and cash equivalents, at end of year	963,818	1,339,159	1,209,396

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Please see note 36.

The accompanying notes are an integral part of these consolidated financial statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars - US$)

								Accumulated
	Capital				Additional		Appropriated	other
	Common		Preferred		paid-up capital	Legal	Retained	comprehensive
	Shares	Amount	Shares	Amount	earnings	reserve	Earnings	(loss) income	Total

BALANCE AT DECEMBER 31, 2003	242,544,448	207,014	473,501,135	688,039	8,353	87,368	180,741	(2,290)	1,169,225

Capital increase	—	—	2,296,285	3,250	—	—	—	—	3,250
Capitalization of reserves	—	33,187	—	64,849	—	—	(98,036)	—	—
Net income	—	—	—	—	—	—	380,206	—	380,206
Legal reserve	—	—	—	—	—	24,075	(24,075)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(203,998)	—	(203,998)
Expired dividends	—	—	—	—	—	—	11	—	11
Currency translation adjustment	—	—	—	—	—	—	—	5,174	5,174

BALANCE AT DECEMBER 31, 2004	242,544,448	240,201	475,797,420	756,138	8,353	111,443	234,849	2,884	1,353,868

Capital increase	—	—	3,490,189	12,104	—	—	—	—	12,104
Capitalization of reserves	—	58,196	—	114,385	—	—	(172,581)	—	—
Net income	—	—	—	—	—	—	445,719	—	445,719
Legal reserve	—	—	—	—	—	15,268	(15,268)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(186,837)	—	(186,837)
Expired dividends	—	—	—	—	—	—	32	—	32
Currency translation adjustment	—	—	—	—	—	—	—	(4,632)	(4,632)

BALANCE AT DECEMBER 31, 2005	242,544,448	298,397	479,287,609	882,627	8,353	126,711	305,914	(1,748)	1,620,254

Capital increase	1,292,094	5,116	—	—	—	—	—		5,116
Restructuring of the company	16,779,763	248,266	—	—	(8,353)	(126,711)	(109,407)	(3,795)	—
Conversion preferred shares into common shares	479,287,609	882,627	(479,287,609)	(882,627)	—	—	—	—	—
Net income	—	—	—	—	—	—	390,140	—	390,140
Legal Reserve	—	—	—	—	—	13,797	(13,797)	—	—
Dividends / Interest on equity	—	—	—	—	—	—	(150,516)	—	(150,516)
Currency translation adjustment	—	—	—	—	—	—	—	8,533	8,533
Post-retirement benefits - Adoption SFAS 158 (net of tax of $476)	—	—	—	—	—	—	—	754	754

BALANCE AT DECEMBER 31, 2006	739,903,914	1,434,406	—	—	—	13,797	422,334	3,744	1,874,281

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

2.	PRESENTATION AND CONSOLIDATION OF RESTATED FINANCIAL STATEMENTS;

a)	Presentation and Consolidation

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

(iii)
A substantial portion of the Company’s sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 - “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that its functional currency is currently the U.S. dollar.

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

b)	Restatement

Subsequent to the filing with the United States Securities and Exchange Commission (the “Commission”) by the Company on April 23, 2007 of its annual report on Form 20-F for the year ended December 31, 2006, the Company reassessed its accounting policies related to complex sales transactions involving classification of product warranty expenses, revenue arrangements with multiple deliverables and accounting for sales concessions given by the Company to its customers, which resulted in the restatement of its financial statements for the years ended December 31, 2004, 2005 and 2006 contained in such Form 20-F. The restatement adjustments did not result in any impact on reported net income for any of the years reported but did require adjustments to certain line items of its consolidated balance sheets, consolidated statements of income and comprehensive income, and consolidated statements of cash flows, to recognize or derecognize certain current assets and liabilities as a result of deferring a portion of its annual revenue and also to correct certain line items in its statement of cash flow, giving consideration to the modification of the balances of the affected current assets and liabilities.

The adjustments the Company has made in these financial statements are summarized below:

•
Product warranty expenses: In accordance with SFAS 5, “Accounting for Contingencies,” the Company accrues a liability for the obligations associated with product warranties, which is recorded on the aircraft delivery date and estimated based on historical experience. The Company had previously recorded its expenses related to product warranties in the consolidated statements of income under “Selling Expenses” because the Company understood that the product warranties were associated with its sales efforts. As a result of the reassessment and modification discussed above, the Company has concluded that expenses related to product warranties should be recorded in the consolidated statement of income under “Cost of Sales and Services.”

•
Revenue arrangements with multiple deliverables: The Company previously recognized revenue for all deliverables when the “risks and rewards” of the aircraft were transferred to the buyer (at delivery). Upon delivery of the aircraft, the Company also accrued a liability for the other services and products sold together with the aircraft (i.e., other deliverables) that would be delivered after the aircraft delivery date and the Company included the costs associated with such deliverables in “Selling Expenses,” because it considered such deliverables to be important elements of its sales efforts.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

As a result of the reassessment described above, the Company has concluded that its sales activities for aircraft consist of four distinct deliverables:

(a) The aircraft.

(b) Training services - The Company provides initial training services for its customers for the operation of purchased aircraft. The training is part of the aircraft purchase price but is provided by a third party and as such can be separated from the aircraft delivered. Additionally the fair value of all other deliverable can be objectively determined. Accordingly the revenue should be recognized when the service is provided.

(c) Spare parts concession - The Company regularly sells spare parts to its customers for the maintenance of their aircraft. In accordance with industry practices, the Company provides its customers with spare parts credits for a specified period for the aircraft that was sold. Such credits are included in the aircraft purchase price and specifically negotiated with its customers. The individual price of each spare part is referred in its list price. Therefore, the Company knows the fair value of each spare part at the time an aircraft is delivered.

(d) Technical representative assistance - The Company provides its customers with technical representative assistance services for operational support and include such services in the aircraft purchase price. These services can be sold separately and, therefore, the Company knows the fair value of such service at the time an aircraft is delivered.

Considering that each deliverable has a stand-alone value to the customer and its fair value is known, the Company has concluded, that each such deliverable should have been accounted for separately in accordance with EITF 00-21, “Revenue arrangements with multiple deliverables.”

As a result, the Company deferred revenue recognition of the separate deliverables discussed in the items (b) and (c) above. However, the respective provisions previously recorded were reversed. Considering the was no material difference between the provisions reversed and the revenues deferred, there was no impact in net income. The Company also restated (i) the balances of its trade accounts receivable, net, (ii) other assets (iii) other payables and accrued liabilities (iv) unearned income. These restatements also resulted in the restatement of certain line items of its statement of cash flows to reflect the corresponding changes in the variation of the balances of affected operating assets and liabilities.

The Company will recognize the deferred revenue of the separate deliverables when the service or product is provided to the customer.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

•
Commercial concessions - The Company offers contractual concessions that provide its customers with a reduction in the amount paid its aircraft. The contractual concessions granted by the Company to its customers may be partially or fully recovered through an export incentive program of the Brazilian Government. The Company previously recorded these contractual concessions as “Selling Expenses” because the Company believed that the contractual concessions were part of the sales efforts for its aircraft. The amount of contractual concessions recovered by the Company through the export incentive program was previously recorded as financial income, because the Company received the incentive through the issuance of Brazilian treasury bonds under the program. However, the Brazilian Government is not one of its supplier and does not participate in the sale process of the aircraft, and accordingly, EITF 02-16, “Accounting by a Customer (including a reseller) for Certain Consideration Received from vendors as revenue,” does not apply.

In its reassessment of its accounting practices, the Company has concluded that such concessions should have been recorded as “Sales Deduction” in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” because the concessions represented a reduction of sales price. In addition, the recovery of the concessions through the export incentive program should be recognized as revenue associated with the sale and export of the aircraft, and, therefore, should be recorded as Net Sales (“Revenue”).  The Company reflected these modifications in its restated financial statements for the years 2004, 2005 and 2006.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The following tables summarize the effects of the restatement of the consolidated financial statements.

	Year ended December 31,2004
	As	Effect of	As
	Previously	Adjustments	Restated
Income Statement Data	Reported
		(US$ thousands)
Net Sales	3,440,533	(88,390)	3,352,143
Cost of Sales and Services	(2,267,330)	(69,407)	(2,336,737)
Gross Profit	1,173,203	(157,797)	1,015,406
Selling Expenses	(342,883)	157,797	(185,086)
R&D, G&A, Employee PS and Other	(286,334)	—	(286,334)
Income from Operations	543,986	—	543,986
Interest Income ( Expenses), net	(38,000)	—	(38,000)
Others	(12,335)	—	(12,335)
Income before Income Taxes	493,651	—	493,651
Income Tax (Expense)	(112,139)	—	(112,139)
Income Before Minority Interest and Equity	381,512	—	381,512
Loss from Affiliates
Equity in loss from affiliates and Minority	(1,306)	—	(1,306)
Interest
Net Income	380,206	—	380,206

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31,2005
	As	Effect of	As
	Previously	Adjustments	Restated
Income Statement Data	Reported
		(US$ thousands)
Net Sales	3,829,907	(40,412)	3,789,495
Cost of Sales and Services	(2,671,816)	(67,091)	(2,738,907)
Gross Profit	1,158,091	(107,503)	1,050,588
Selling Expenses	(269,747)	109,948	(159,799)
R&D, G&A, Employee PS and Other	(380,498)	—	(380,498)
Income from Operations	507,846	2,445	510,291
Interest Income ( Expenses), net	(1,672)	(2,445)	(4,117)
Others	(6,168)	—	(6,168)
Income before Income Taxes	500,006	—	500,006
Income Tax (expense)	(41,569)	—	(41,569)
Income Before Minority Interest and Equity	458,437	—	458,437
Loss from Affiliates
Equity in loss from affiliates and Minority	(12,718)	—	(12,718)
Interest
Net Income	445,719	—	445,719

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31,2006
	As	Effect of	As
	Previously	Adjustments	Restated
Income Statement Data	Reported
		(US$ thousands)
Net Sales	3,807,403	(47,884)	3,759,519
Cost of Sales and Services	(2,736,234)	(70,568)	(2,806,802)
Gross Profit	1,071,169	(118,452)	952,717
Selling Expenses	(374,140)	153,544	(220,596)
R&D, G&A, Employee PS and O ther	(389,290)	—	(389,290)
Income from O perations	307,739	35,092	342,831
Interest Income ( Expenses), net	140,525	(35,092)	105,433
O thers	(4,098)	—	(4,098)
Income before Income Taxes	444,166	—	444,166
Income Tax (expense)	(44,412)	—	(44,412)
Income Before Minority Interest and Equity	399,754	—	399,754
Loss from Affiliates
Equity in loss from affiliates and Minority	(9,614)	—	(9,614)
Interest
Net Income	390,140	—	390,140

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31,2004
	As	Effect of	As
	Previously	Adjustments	Restated
Cash Flow Data	Reported
		(US$ thousands)
Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	(266,652)	(657)	(267,309)
Other assets	(21,259)	657	(20,602)

	Year ended December 31,2005
	As	Effect of	As
	Previously	Adjustments	Restated
Cash Flow Data	Reported
		(US$ thousands)
Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	(241,606)	(883)	(242,489)
Other assets	(120,079)	883	(119,196)

	Year ended December 31,2006
	As	Effect of	As
	Previously	Adjustments	Restated
	Reported
Cash Flow Data		(US$ thousands)

Net cash provided by (used in) operating activities
Trade accounts receivable and customer and commercial financing , net	186,612	(890)	185,722
Other assets	33,482	890	34,372

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31,2004
	As	Effect of	As
	Previously	Adjustments	Restated
Balance Sheet Data	Reported
		(US$ thousands)
CURRENT ASSETS
Trade accounts receivable, net	566,127	3,952	570,079
Other assets	108,459	(3,952)	104,507

CURRENT LIABILITIES
Other payables, accrued liabilities	310,269	—	310,269

	Year ended December 31,2005
	As	Effect of	As
	Previously	Adjustments	Restated
Balance Sheet Data	Reported
		(US$ thousands)
CURRENT ASSETS
Trade accounts receivable, net	445,520	4,835	450,355
Other assets	175,433	(4,835)	170,598

CURRENT LIABILITIES
Other payables, accrued liabilities	405,965	—	405,965

	Year ended December 31,2006
	As	Effect of	As
	Previously	Adjustments	Restated
Balance Sheet Data	Reported
		(US$ thousands)
CURRENT ASSETS
Trade accounts receivable, net	272,153	5,725	277,878
Other assets	153,369	(5,725)	147,644

CURRENT LIABILITIES
Other payables, accrued liabilities	433,291	—	433,291

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand in banks and highly liquid investments, such as certificates of deposit, time deposits, treasury notes and other money market investments with original maturity is 90 days or less.

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

Warranty costs related to sales of aircraft and parts are recognized as a cost of sales and services at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that consider, among other factors, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an entity to recognize in its statement of financial position the overfunded or underfunded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The Company adopted the aforementioned provisions of SFAS 158 on December 31, 2006. The impact of adopting SFAS 158 on the Company’s consolidated financial position is discussed further in Note 22. Additionally, SFAS 158 requires companies to measure plan assets and benefit obligations at their year-end balance sheet date. This requirement, which is effective for fiscal years ending after December 15, 2008, will have no effect on the Company since its post-retirement medical plan assets and liabilities are measured as of December 31. The Company adopted this standard at December 31, 2006, which resulted in a decrease in long-term liabilities of $754 and an adjustment to accumulated other comprehensive income of $754.

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

The Company recognizes revenues of the commercial, executive aircraft, defense and government and customer services segments when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when the delivery is made, and in the case of customer services, when the service is provided to the customer.

In the defense and government segments, a significant portion of revenues is also derived from long-term development contracts for the Brazilian and foreign governments, for which the Company recognizes revenues under the percentage of completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indexes related of raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting their revenue recognition based upon costs and project completion forecast.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The Company enters into transactions that represent multiple-element arrangements, such as training, technical representative assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met:
(i)  the delivered item(s) has value to the client on a stand-alone basis.
(ii) there is objective and reliable evidence of the fair value of the undelivered item(s).
(iii)  if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.
If these criteria are not met, the arrangement is accounted for as one unit of accounting, which would result in revenue being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

Net Revenue includes sales deductions composed by indirect sales taxes and commercial concessions.

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

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. This statement revised SFAS No. 123, “Accounting for Stock-Based Compensation”, amended SFAS No. 95, “Statement of Cash Flows”, and superseded APB No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123R is effective for annual periods beginning after June 15, 2005, which is the Company’s fiscal 2006. The Company has a share-based compensation plan as described in Note 26. On January 1, 2006, the Company adopted statement of Financial Accounting Standards No. 123R, “Shared-Based Payment,” (“SFAS No. 123R”) using the modified prospective application transition method. Under the modified prospective method, compensation cost is recognized for all share-based payments granted after the adoption of SFAS No. 123R and for all awards granted to employees prior to the adoption of SFAS No. 123R that were unvested on the adoption date. The adoption of SFAS 123R did not have a material impact on the Company’s financial statements for 2006 because no new share-based payments have been granted by the Company after the adoption of SFAS No. 123R and the awards granted to employees prior to the adoption of SFAS No. 123R that were unvested were not significant. In accordance with the modified prospective application transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Prior to the adoption of SFAS 123R, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock compensation plan. Under such standard, the Company recorded an expense for stock-based compensation in an amount equal to the excess of the quoted market price over the option exercise price on the grant dates, if any. Since there were no options granted in 2004 and 2005, there would be no impact if the Company had applied the provisions of SFAS No.123 “Accounting for Stock-based Compensation”.

q)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2004, 2005 and 2006 are as follows:

Federal income tax rate	25%
Social contribution tax rate	9%
Combined tax rate	34%

The Company records income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The effects of adjustments made to reflect the US GAAP requirements, as well as the differences between the tax basis and the amounts included in the BR GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to US$ at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes.

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

v)
Adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 108. In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, annual results of operations or cash flows.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109” which clarifies the accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to tax positions with uncertainty. FIN 48 requires that a tax position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will adopt the provisions of FIN 48 effective January 1, 2007. Management is evaluating the potential impact of this interpretation on the Company’s financial statements but does not anticipate any material impact on it.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, the Company expects to adopt SFAS 157 at the beginning of fiscal 2008. This standard clarifies the definition of fair value, establishes a framework for using fair value to measure assets and liabilities, and expands the disclosures on fair value measurements. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The Company does not expect the adoption of SFAS 157 to have a material impact on the Company’s consolidated financial position, annual results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company’s consolidated financial position, annual results of operations or cash flows has not been finalized.

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

7. TRADE ACCOUNTS RECEIVABLE

	At December 31,
	2005	2006

Commercial Aviation	99,515	—
Defense and Government
- Brazilian Air Force	120,910	87,268
- Other	49,673	26,103
Customer Services and others	210,807	218,590
	480,905	331,961
Less allowance for doubtful accounts receivable	(25,246)	(31,974)
	455,659	299,987

Less - current portion	450,355	277,878
Long-term portion	5,304	22,109

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

	Net Sales (%)
	2004	2005	2006
Commercial Aviation
Continental/ExpressJet	12.4	11.7	4.6
American Eagle	19.8	10.3	—
Republic/Chautauqua	14.3	17.5	6.7
US Airways	13.6	1.7	1.5
Air Canada	—	11.4	11.5
Jet Blue	—	—	11.1

8. CUSTOMER AND COMMERCIAL FINANCING

	At December 31,
	2005	2006

Notes receivable (i)	287,926	217,393
Operating lease equipment, at cost, less accumulated depreciation of $29,127 and $36,081 as of December 31, (ii)	319,236	351,573
	607,162	568,966
Current portion	147,118	16,215
Long-term portion	460,044	552,751

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

As from 2004, the Company adopted FIN 46-R, “Consolidation of Variable Interest Entities an interpretation of ARB 51”, and began to consolidate variable interest entities in which it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated on the Company´s financial statements.

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

11. OTHER ASSETS

	At December 31,
	2005	2006

Guarantee deposits (i)	520,794	590,720
Restricted cash from consolidated sales type lease	10,851	9,717
Credits with suppliers (ii)	8,530	17,492
Prepaid expenses	9,829	15,395
Taxes recoverable (iv)	45,981	54,283
Advances to employees	7,156	9,321
Compulsory loans and bank guarantee deposits	17,317	16,322
Commission advances	2,853	5,361
Escrow deposits	20,316	108,870
Prepaid insurance	16,544	14,479
Exchange pools	33,746	29,889
Unrealized gains on derivatives (Note 31)	330	4,122
Accounts Receivable-National Bank for Economic and Social Development - BNDES (iii)	63,725	1,809
Other	22,844	33,554
	780,816	911,334
Less- Current portion	440,120	465,703
Long-term portion	340,696	445,631

(i)	Guarantee deposits are mainly represented by:

(a)
$272,661 refers to amounts deposited in guarantee deposits as collateral for financing and residual value guarantees of certain aircraft sold (see note 34) (2005 - $249,673). If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company. In order to earn a better interest rate on such guarantee deposits, in 2004, the Company structured notes in the face amount of $123,400 with the depositary bank which generated interest in the amount of $7,581 in 2006 (2005 - $6,940), which was added to the principal amount and recognized in the consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction which provides to the note holder the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

(b)	$318,059 (2005 -$260,764) relates to amounts deposited with a third party financial institution as a pledge under a specific sale financing structure.

(ii)	Credits with suppliers represent price discounts, rebates and free aircraft parts to be received from suppliers in connection with purchases made.

(iii)	Refers to credits derived from financing pending receipt from the BNDES.

(iv)	Refers mainly to PIS/COFINS and ICMS tax credits recoverable on purchases of production inputs.

12. INVESTMENTS

	At December 31,
	2005	2006

Held-to-maturity securities - NTNs (i)	31,269	32,840
Other	164	1,004
	31,433	33,844

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT, NET

		At December 31,
		2005			2006
	Estimated useful life (years)	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	—	2,512	—	2,512	2,483	—	2,483
Buildings and land improvements	10 to 48	222,925	68,938	153,987	234,407	71,312	163,095
Installations	10 to 31	84,963	59,545	25,418	84,552	62,552	22,000
Machinery and equipment	5 to 17	266,437	203,902	62,535	290,377	223,713	66,664
Tooling	10	124,229	52,912	71,317	148,781	66,699	82,083
Furniture and fixtures	5 to 10	25,574	18,072	7,502	28,233	19,435	8,798
Vehicles	5 to 14	9,613	7,471	2,142	10,556	8,234	2,322
Aircraft (i)	5 to 20	14,191	7,683	6,508	18,650	10,799	7,851
Computers and peripherals	5	102,776	83,721	19,055	94,978	83,728	11,250
Software	5	78,157	60,962	17,195	84,355	67,580	16,775
Other	5	21,813	14,988	6,825	16,703	7,911	8,791
Construction in progress	—	13,366	—	13,366	20,132	—	20,132
		966,556	578,194	388,362	1,034,207	621,963	412,244

(i)	These aircraft are used for external demonstration and for internal use purposes.

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

15. OTHER PAYABLES AND ACCRUED LIABILITIES

	At December 31,
	2005	2006

Accounts payable	41,666	68,663
Deferred income (i)	56,377	51,060
Product warranties (ii)	90,904	97,354
Product improvement liabilities (ii)	40,350	43,509
Unearned income (iii)	61,240	83,541
Accrued payroll and related charges	79,701	90,335
Accrued employee profit sharing	33,662	29,097
Post-retirement benefits (Note 22)	3,637	4,963
Insurance	5,313	4,857
Provision related to financial guarantees (Note 34)	54,011	32,402
Unrealized losses on derivatives (Note 31)	18,450	15,236
Other	45,660	19,786
	530,971	540,803
Less-Current portion	405,965	433,291
Long-term portion	125,006	107,512

(i)	Refers to certain aircraft sales that, due to contractual contingent obligations, are accounted for as operating leases.

(ii)	Represent accruals for product liability programs including warranty and contractual obligations to implement improvements in aircraft sold to meet contractual performance indices.

(iii)
Amounts represent unearned income for spare parts, services related to technical assistance and training of mechanics and crews. This amount will be recognized when the product or service is provided to the customer.

EMBRAER — EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

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

18. CONTINGENCIES

Based on an analysis of each claim and on consultation with its outside legal counsel, the Company has recognized provisions for probable losses arising from its legal proceedings involving tax, labor and civil matters, as shown below:

	At December 31,
	2005	2006

Labor contingencies (i)	24,561	32,244
Tax contingencies (ii)	26,682	21,667
Civil disputes	2,274	2,582
Other contingencies	—	8,051
	53,517	64,544
Less-current portion	19,826	31,175
Long-term portion	33,691	33,369

(i)
The labor lawsuits relate to claims brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company which worked at November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees’ union. As of December 31, 2006, approximately 97% of current and former employees have agreed to settlements. Another on going claim relates to monetary restatements associated with the “Plano Collor” and“Plano Verão” (Brazilian economic recovery plans) on the FGTS (employee severance pay fund) penalty paid by the Company for employees dismissed between December 1988 and April 1990. In the opinion of the legal advisors, the chances of success in this suit are remote.

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

19. LOANS AND FINANCING

Summary

			At December 31,
Description	Final Maturity	Currency	Annual interest rate - %	2005	2006

Foreign Currency
Materials acquisition	2011	U.S. dollar	4.12 to 8.05;
			LIBOR plus 1.75 to 2.70(1)	526,224	229,049

	2006	Japanese yen	JIBOR plus 1.05(2)	31,443	—

Export financing	2010	U.S. dollar	7.81	50,846	50,824

Advances on foreign exchange contracts	2007	U.S. dollar	5.42 to 5.98	96,763	7,265

Project development	2016	U.S. dollar	LIBOR plus 2.50 to 3.50	182,360	182,353

Working capital	2011	Euro	Euribor plus 1.5(3)	25,324	33,915
			3.65% a 6.00%
	2017	U.S. dollar	LIBOR plus 2,70%	416,677	536,906
			3.65 to 7.7;

Property and Equipment Additions	2008	U.S. dollar	Libor plus 3.40	—	10,626
			2.39 to 3.27

Subtotal				1,329,637	1,050,938

Local Currency
Project development	2013		TJLP plus 1.00 to 6.00(4)	13,891	34,526

Export financing	2008		TJLP plus 2.20	201,277	257,360

Working capital	2007		115% of the CDI(5)	5,775	6,327

Property and equipment additions	2006		TJLP plus 3.00 to 4.35	2,842	—
Subtotal				223,785	298,213
Total debt				1,553,422	1,349,151
Less-Current portion				475,305	503,047
Long-term portion				1,078,117	846,104

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

The foreign currency exchange rates (expressed in units per US$1.00) related to the Company’s main debt instruments were as follows:

	At December 31,
	2005	2006

Brazilian reais	2.3407	2.1380
Euro	1.1830	1.3191
Japanese yen	118.0205	119.110

Maturities of long-term debt, including accrued interest, are as follows:

Year	2006

2008	154,568
2009	71,864
2010	92,360
2011	33,461
2012	29,446
2013 and thereafter	464,405
846,104

The table below provides the weighted average interest rates on loans by currency as of December 31:

	2005	2006

U.S. dollars	6.53%	6.63%
Brazilian reais	12.28%	9.12%
Japanese yen	1.17%	—
Euro	3.67%	3.84%

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

21. INTEREST INCOME (EXPENSE), NET

Interest income (expense), net is comprised of:

	Year ended at December 31,
	2004	2005	2006
		(Restated)	(Restated)
Interest expenses:
Interest and commissions on loans	(56,234)	(73,145)	(87,623)
Interest on taxes and payroll charges under litigation (Notes 17 and 18) and Interest on refinanced taxes	(32,845)	(63,174)	(40,921)
CPMF (tax on bank account transactions)	(13,919)	(17,197)	(23,625)
Structured financing costs	(47,220)	(12,481)	(4,707)
Other	(14,952)	(6,933)	(4,770)
	(165,170)	(172,930)	(161,647)

Interest income:
Temporary cash investments	104,002	109,659	161,956
Gain on early repayment of loans	8,128	36,417	46,970
Interest on NTN, trade accounts receivable, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	44,333	35,977	58,339
Other	4,636	8,792	2,470
	161,099	190,845	269,735

Gain (loss) on derivatives	(10,083)	(6,434)	7,634
Monetary and exchange variations of long-term debt	(23,846)	(15,598)	(10,289)
Interest income (expenses), net	(38,000)	(4,117)	105,433

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

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the necessary service. The change in the benefit obligations for the years ended December 31, 2005 and 2006 is summarized as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006
Benefit obligation - beginning of year	7,716	8,607	7,120	8,868
Amendments	—	—	—	(2,628)
Service cost	—	—	836	801
Interest cost	435	103	436	420
Actuarial (gain) loss	749	835	577	(367)
Participant contributions	—	—	14	18
Benefits paid to participants	(293)	(5)	(115)	(155)
Settlement	—	(9,540)	—	—
Benefit obligations - end of year	8,607	—	8,868	6,957

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The change in plan assets for the years ended December 31, 2005 and 2006 is as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006

Fair value of plan assets - beginning of year	9,217	8,775	1,968	1,965
Employer contributions	—	598	44	—
Actual return on plan assets	(149)	173	54	166
Participant contributions	—	—	14	18
Benefits paid to participants	(293)	(5)	(115)	(155)
Settlements	—	(9,540)	—	—
401(h) receivable	—	(1)	—	—
Fair value of plan assets - end of year	8,775	—	1,965	1,994

The net prepaid (accrued) benefit cost as of December 31, 2005 and 2006 is included in the caption “other payables and accrued liabilities” in the accompanying balance sheets and its components are summarized as follows:

	Pension benefits		Other post-retirement benefits
	2005	2006	2005	2006

Funded status	167	—	(6,903)	(4,963)
Unamortized prior service cost	—	—	(577)	—
Unrecognized net (gain) loss	1,377	—	2,299	—
Prepaid (accrued) benefit cost	1,544	—	(5,181)	(4,963)

The principal actuarial assumptions utilized at December 31, 2005 and 2006 are as follows:

	Pension benefits (%)		Other post-retirement benefits (%)
	2005	2006	2005	2006

Average discount rate	4.89	4.73	5.75	5.75
Expected return on plan assets	6.00	6.00	7.75	7.75

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

The components of net periodic benefit cost as of December 31, 2004, 2005 and 2006 are as follows:

	Pension benefits			Other post-retirement benefits
	2004	2005	2006	2004	2005	2006

Service cost	—	—	—	691	836	801
Interest cost	479	435	103	362	436	420
Expected return on plan assets	(655)	(541)	(129)	(144)	(149)	(144)
Amortization of transition obligation	—	—	—	—	—	—
Amortization of prior service cost	—	—	—	(46)	(45)	(169)
Amortization of loss	—	—	36	69	100	103
Effect of curtailment	—	—	—	—	—	—
Net periodic benefit cost (benefit)	(176)	(106)	10	932	1,178	1,011

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

The special class share grants the Brazilian Government the power of veto on the following matters:

i)	Change of the Company’s name or its corporate objective.

ii)	Alteration and/or application of the Company’s logo;

iii)	Creation and/or alteration of military programs, whether or not the Federal Republic of Brazil is involved.

iv)	Training third parties in technology for military programs.

v)	Interruption of the supply of maintenance and spare parts for military aircraft;

vi)	Transfer of the Company’s stock control;

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

24. DIVIDENDS

Brazilian legislation permits the payment of cash dividends only from retained earnings and certain reserves determined as per the Company’s statutory accounting records in BR GAAP. As of December 31, 2006, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders, were $436,131 (2005 - $305,914). The dividends are calculated using the BR GAAP figures and are paid in Brazilian reais.

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

Dividends paid are as follows:

			Dividends per share
	Amounts
Approval date	(in thousands)		Common		Preferred
	US$	R$	US$	R$	US$	R$

2004:
March 12, 2004 - interest on capital	34,723	100,998	0.0455	0.1322	0.0500	0.1454
June 25, 2004 - interest on capital	51,489	160,002	0.0673	0.2092	0.0741	0.2301
September 20, 2004 - interest on capital	55,959	160,058	0.0731	0.2091	0.0805	0.2300
December 17, 200 - interest on capital	61,827	164,115	0.0807	0.2143	0.0888	0.2357
Total dividends in 2004	203,998	585,173

2005:
March 11, 2005 - interest on capital	39,959	106,542	0.0521	0.1389	0.0573	0.1528
June 3, 2005 - interest on capital	47,156	110,836	0.0615	0.1445	0.0676	0.1590
September 16, 2005 - interest on capital	51,097	113,551	0.0665	0.1478	0.0731	0.1625
December 19, 2005 - interest on capital	48,247	112,932	0.0627	0.1469	0.0690	0.1616
Total dividends in 2005	186,459	443,861

2006:
June 12, 2006 - interest on capital	51,868	114,440	0.0702	0.1549	—	—
September 15, 2006 - interest on capital	42,370	92,337	0.0574	0.1250	—	—
September 15, 2006 - dividends	16,318	35,561	0.0221	0.0481	—	—
December 15, 2006 - interest on capital	39,960	84,993	0.0537	0.1149	—	—
Total dividends in 2006	150,516	327,331

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Years Ended December 31 (in thousands, except per share data)
	2004			2005			2006
	Common	Preferred	Total	Common	Preferred	Total	Common
Basic numerator:
Actual dividends declared/paid	64,675	139,323	203,998	58,870	127,965	186,835	150,516
Basic allocated undistributed earnings	55,864	120,344	176,208	81,572	177,312	258,884	239,624
Allocated net income available for common and preferred shareholders	120,539	259,667	380,206	140,442	305,277	445,719	390,140
Basic denominator:
Weighted average shares	242,544	474,994		242,544	479,288		739,904

Basic earnings per share	0.4970	0.5467		0.5790	0.6369		0,5273

Diluted numerator:
Actual dividends declared/paid	64,284	139,714	203,998	58,581	128,254	186,835	150,516
Diluted allocated undistributed earnings	55,527	120,681	176,208	81,172	177,712	258,884	239,624
	119,811	260,395	380,206	139,753	305,966	445,719	390,140

Allocated net income available for common and preferred shareholders	119,811	260,395	380,206	139,753	305,966	445,719	390,140
Allocated diluted net income available for common and preferred shareholders	119,811	260,395	380,206	139,753	305,966	445,719	390,140
Diluted denominator:
Weighted average shares outstanding	242,544	474,994		242,544	479,288		739,904
Dilutive effects of stock options	-	4,223		—	3,451		2,999
Diluted weighted average shares	242,544	479,217		242,544	482,739		742,903
Diluted earnings per share	0.4940	0.5434		0.5762	0.6338		0,5250

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

Since there were no options granted or modifications of existing options in 2004 and 2005, no stock options compensation expense was recorded for such years. The effects of the adoption of SFAS No. 123R in 2006 were no material and no stock option compensation expense was recorded on outstanding stock options that were unvested as of January 1, 2006.

27. INCOME TAXES

Income tax expense is comprised of the following:

	For the year ended December 31,
	2004	2005	2006

Current	(107,628)	(83,839)	(45,707)
Deferred-
Temporary differences-
Additions	1,505	40,844	189
Tax loss carryforwards
Additions (reversions)	(6,016)	1,426	1,106
Total deferred	(4,511)	42,270	1,295
Income tax expense	(112,139)	(41,569)	(44,412)

The reconciliation of reported income tax expense to the amount calculated based on the combined statutory tax rate is summarized as follows:

	For the year ended December 31,
	2004	2005	2006

Income before taxes as reported in the accompanying consolidated financial statements	493,651	500,006	444,166
Combined statutory income tax rate	34%	34%	34%
Tax expense at statutory income tax rate	167,841	170,002	151,016

Permanent differences:
Nondeductible expenses	1,548	1,882	6,397
Translation effects	10,238	(45,587)	(48,077)
Dividends paid as interest on capital	(69,359)	(63,524)	(45,627)
Change in valuation allowance for deferred tax assets	366	(9,292)	491
Reversal of tax incentives	(1,029)	(1,221)	—
Research and Development	—	—	(16,943)
Equity in loss from affiliates	—	(1,053)	(12)
Other	2,534	(9,638)	(2,833)

Income tax expense as reported in the income statement	112,139	41,569	44,412

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

28. OTHER OPERATING INCOME (EXPENSES), NET

Other operating expenses, net are composed of the following income (expense) items:

	For the year ended December 31,
	2004	2005	2006

Product modifications	(50)	(253)	(1,622)
Employee education, training and professional development	(3,536)	(4,064)	(6,771)
Provision for contingencies and disputed taxes	(22,342)	(17,183)	3,775
Contractual fines	3,680	7,340	12,709
Other operating expenses from consolidated sales-type leases, net (i)	(20,766)	(9,938)	(11,666)
Net Gain (loss) on sale of investments in sale-type lease investments	3,645	(294)	(924)
Sale of pre-series aircraft	—	—	9,891
Other	(1,903)	(1,686)	(3,715)
	(41,272)	(26,078)	1,677

(i)	Represents a loss from recognized valuation allowance on sales-type lease investments.

29. EXCHANGE GAIN (LOSS), NET

Exchange gains and losses result from the remeasurement of the balance sheet accounts from the local currency to the functional currency as follows:

	For the year ended December 31,
	2004	2005	2006

Assets:
Cash and cash equivalents	50,728	54,715	23,812
Trade accounts receivable	136	(1,704)	(700)
Other assets	(354)	7,237	11,078
Exchange gain on assets	50,510	60,248	34,190

Liabilities:
Trade accounts payable	(51,304)	(63,352)	(8,086)
Income taxes	(548)	(58)	(12,274)
Provisions	(6,798)	(11,018)	(3,887)
Other liabilities	(4,078)	(1,038)	(14,041)
Exchange loss on liabilities	(62,728)	(75,466)	(38,288)
Exchange loss, net	(12,218)	(15,218)	(4,098)

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

Transactions with such related parties are summarized as follows:

	December 31, 2006
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	—	78,747	—	78,747
Trade accounts receivable	87,268	—	—	87,268
Other assets	—	327,776	1,809	329,585

Liabilities
Loans and financing	—	66,745	292,318	359,063
Recourse and non-recourse debt	—	318,577	511,181	829,758
Advances from customers	17,450	—	—	17,450
Other payables and accrued liabilities	—	—	—	—

Results of operations (for the year ended December 31, 2006)
Net sales	70,806	—	—	70,806
Interest income	—
Interest expenses	—	19,954	18,075	38,029

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

	December 31, 2005
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	—	203,587	—	203,587
Trade accounts receivable	120,910	—	—	120,910
Other assets	—	260,764	63,725	324,489

Liabilities
Loans and financing		119,783	209,293	329,076
Recourse and non-recourse debt	—	260,844	558,409	819,253
Advances from customers	18,881	—	—	18,881
Other payables and accrued liabilities	524	—	—	524

Results of operations (for the year ended December 31, 2005)
Net sales	237,342	—	—	237,342
Interest income	—	27,364	—	27,364
Interest expenses	—	16,503	3,431	19,934

	December 31, 2004
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total
Results of operations (for the year ended December 31, 2004)
Net sales	246,104	—	—	246,104
Interest income	—	23,186	—	23,186
Interest expenses	—	10,264	6,213	16,477

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

31.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

2006
Underline Transactions	Type	Notional amount	Maturity date	Agreed average rate	Gain/ (loss) Fair value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	16,434	2007 to 2008	58,61% of CDI	(15,236)

Working capital / Import financing	Swap (variable interest into fixed interest - US$)	239,371	2007 to 2016	7,36%	2,937

Working capital	Swap (CDI into dual currency - the greater than exchange variation or CDI)	6,289	2007	100% exchange variation (US$-R$) or 75% CDI	7

Total					(12,292)

2006
Underline Transactions	Type	Original Currency	Negotiated Currency	National Amount	Gain/ (loss) Fair value

Suppliers	NDF	GBP	BRL	7,402	409

Accounts Receivable	NDF	USD	BRL	100,000	769

Total					1,178

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

2005
Underline Transactions	Type	Notional amount	Maturity date	Agreed average rate	Gain/ (loss) Fair value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	37,904	2006 to 2008	59.82% of CDI	(19,629)

Working capital / Import financing	Swap (variable interest into fixed interest - US$)	605,901	2007 to 2016	8.05%	3,050

Import financing	Swap (JIBOR + JPY into US$ + fixed interest rate)	33,541	2006	4.35%	(1,541)

Total					(18,120)

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

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The commercial aviation segment is subject to both operational and external risks. Operational risks that can seriously disrupt the Company’s ability to make timely delivery of its commercial aviation aircraft and meet its contractual commitments include execution of internal performance plans, regulatory certifications of the Company’s commercial aviation aircraft by the U.S. Government and foreign governments, collective bargaining labor disputes and performance issues with key suppliers and subcontractors.

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

Net sales by geographic area	2004	2005	2006

The Americas without Brazil-
Commercial Aviation	2,073,660	2,176,369	1,407,041
Defense and Government	92,135	33,927	142,099
Executive Aviation	204,914	155,764	304,756
Customer Services and Others	157,409	179,310	272,908
	2,528,118	2,545,370	2,126,804
Brazil-
Defense and Government	246,104	230,286	71,203
Customer Services and Others	51,332	72,773	75,191
	297,436	303,059	146,394
Europe-
Commercial Aviation	296,885	247,976	430,080
Defense and Government	20,906	8,347	13,405
Executive Aviation	—	100,253	161,314
Customer Services and Others	54,372	202,862	237,002
	372,163	559,438	841,801
Others-
Commercial Aviation	93,159	207,652	516,098
Defense and Government	6,622	151,237	-
Executive Aviation	40,800	22,036	116,010
Customer Services and Others	13,845	703	12,412
	154,426	381,628	644,520
Total	3,352,143	3,789,495	3,759,519

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The following table presents income statement information by operating segment:

Operating income	2004	2005	2006

Net sales-
Commercial Aviation	2,463,704	2,631,997	2,353,219
Defense and Government	365,767	423,796	226,707
Executive Aviation	245,714	278,054	582,080
Customer Services and Others	276,958	455,648	597,513
	3,352,143	3,789,495	3,759,519
Cost of sales and services-
Commercial Aviation	(1,647,814)	(1,892,401)	(1,780,509)
Defense and Government	(293,324)	(322,013)	(174,479)
Executive Aviation	(186,416)	(193,995)	(398,964)
Customer Services and Others	(209,183)	(330,498)	(452,850)
	(2,336,737)	(2,738,907)	(2,806,802)
Gross profit-
Commercial Aviation	815,890	739,596	572,710
Defense and Government	72,443	101,784	52,228
Executive Aviation	59,298	84,058	183,116
Customer Services and Others	67,775	125,150	144,663
	1,015,406	1,050,588	952,717

Operating expenses-
Commercial Aviation	(190,318)	(315,711)	(303,404)
Defense and Government	(59,782)	(50,267)	(37,988)
Executive Aviation	(28,556)	(44,474)	(130,390)
Customer Services and Others	(36,455)	(32,339)	(25,602)
Unallocated corporate expenses	(156,309)	(97,505)	(112,502)
	(471,420)	(540,297)	(609,886)

Income from operations	543,986	510,291	342,831

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In thousands of U.S. dollars, unless otherwise stated)

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2005	2006

Commercial Aviation	59,456	117,655
Defense and Government	51,326	50,791
Customer Services and Others	17,148	42,625
Unallocated	260,432	201,173
Total	388,362	412,244

Trade accounts receivable, net	2005	2006

Commercial Aviation	99,515	-
Defense and Government	170,583	113,371
Customer Services and Others	185,561	186,616
Total	455,659	299,987

Advances from customers	2005	2006

Commercial Aviation	440,157	403,706
Defense and Government	85,562	92,548
Executive Aviation	29,540	195,746
Customer Services and Others	27,723	36,441
Total	582,982	728,441

36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION.

The following are the supplemental disclosure of cash flow information:

	2004	2005	2006
Cash paid during the year for:
Income taxes	11,032	21,698	89,899
Interest	53,488	65,964	99,611

Non-cash financing and investing transactions:
Assets acquired as capital lease	427	3,754	3,918
Dividends payable	54,959	42,811	35,555
Property, plant and equipment, net (OGMA acquisition)	—	10,286	—
Loans and financing (OGMA acquisition)	—	31,730	—

* * *