Form 20-F
period 2007-12-31
Embraer - Empresa Brasileira de Aeronautica S.A.
filed 2008-05-19
CIK 1355444

As filed with the Securities and Exchange Commission on May 19, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________________________________

FORM 20-F
__________________________________

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007

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
______________
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
6.375% Guaranteed Notes due 2017

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

740,465,044 common shares, without par value

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

Yes ☐ No ☒

i

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us” or “our” refer to Embraer-Empresa Brasileira de Aeronáutica S.A., formerly known as Rio Han Empreendimentos e Participações S.A. (as successor in interest to Embraer-Empresa Brasileira de Aeronáutica S.A., or former Embraer, as predecessor company, as a result of the merger of former Embraer with and into Embraer pursuant to the corporate reorganization described below), and its consolidated subsidiaries (unless the context otherwise requires). All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

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

Presentation of Financial and Other Data

Financial Data

Our audited financial statements at December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 are included in this annual report.

Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have not been included in this annual report.

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

Pursuant to SFAS 52 as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income. Translation gains and losses are recorded under foreign exchange loss, net in our statement of income.

In our 2005, 2006 and 2007 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

In our Form 20-F/A filed with the U.S. Securities and Exchange Commission, or the SEC, on November, 26-2007, we restated our financial statements for the years ended December 31, 2004, 2005 and 2006. For further information, see “Item 15. Controls and Procedures” and Note 2(d) to our consolidated financial statements.

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

As a result of the reconciliation of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and accounting practices adopted in Brazil, or Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our consolidated financial statements presented herein differ from those included in our statutory accounting records.

As a result of the listing of our common shares on the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), beginning in January 2009 we will be required to either translate into English our quarterly financial statements, including cash flow statements, prepared in accordance with the Brazilian Corporate Law, or prepare such quarterly financial statements in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards, or IFRS.

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

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2003 and 2004. These aircraft have been included in our defense and government data. In July 2005, we started to include the number of aircraft sold by the defense and government segment to state-owned airlines, such as TAME and Satena, in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effect of changing priorities or reductions in the Brazilians government or international government defense budgets on our revenues;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300 and Lineage 1000), and our defense aircraft;

•	our level of debt;

•	anticipated trends in our industry and of our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation; and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

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

The following table presents our selected financial and other data at and for each of the periods indicated. Selected financial data as of and for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited US GAAP financial statements and are included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our audited US GAAP financial statements not included herein.

	At and for the year ended December 31,
	2003	2004	2005	2006	2007

	(in US$ thousands, except per share/ADS data)
Statement of Income Data
Net sales	2,155,938	3,352,143	3,789,495	3,759,519	5,245,172
Cost of sales and services	(1,374,637)	(2,336,737)	(2,738,907)	(2,806,802)	(4,093,504)
Gross profit	781,301	1,015,406	1,050,588	952,717	1,151,668
Operating expenses
Selling expenses	(179,119)	(185,086)	(159,799)	(220,596)	(361,306)
Research and development	(173,216)	(44,506)	(93,166)	(112,743)	(259,726)
General and administrative	(114,743)	(139,357)	(205,202)	(235,505)	(234,792)
Employee profit sharing	(20,399)	(61,199)	(56,051)	(42,719)	—
Other operating income (expenses), net	(29,060)	(41,272)	(26,079)	1,677	78,361
Total operating expenses	(516,537)	(471,420)	(540,297)	(609,886)	(777,463)

Income from operations	264,764	543,986	510,291	342,831	374,205
Non-operating income (expense)
Interest income (expenses), net	(140,755)	(38,000)	(4,117)	105,433	163,378
Foreign exchange loss, net	(16,500)	(12,218)	(15,218)	(4,098)	(37,669)
Other non-operating income (expenses), net	711	(117)	9,050	—	—
Total non-operating income (expense)	(156,544)	(50,335)	(10,285)	101,335	125,709

Income before income taxes	108,220	493,651	500,006	444,166	499,914
Income tax benefit (expenses)	27,990	(112,139)	(41,569)	(44,412)	(2,745)
Income before minority interest and results of affiliates	136,210	381,512	458,437	399,754	497,169
Minority interest	(217)	(1,306)	(9,622)	(9,580)	(8,180)
Equity in results of affiliates	51	—	(3,096)	(34)	316
Net income	136,044	380,206	445,719	390,140	489,305

Earnings per share
Common share – basic (3)	0.18	0.50	0.58	0.53	0.66
Preferred share – basic (3)	0.20	0.55	0.64	—	—
ADS – basic (3)	0.79	2.18	2.55	2.11	2.64
Common share – diluted (3)	0.18	0.49	0.58	0.53	0.66
Preferred share – diluted (3)	0.20	0.54	0.63	—	—
ADS – diluted (3)	0.78	2.17	2.54	2.10	2.64
Dividends per share
Common share (1) (2) (3)	0.088174	0.239678	0.260803	0.212420	0.17361
Preferred share (1) (2) (3)	0.096991	0.263645	0.286880	—	—
ADS (1) (2) (3)	0.387964	1.054580	1.147520	0.849680	0.69443

	At and for the year ended December 31,
	2003	2004	2005	2006	2007

	(in US$ thousands, except per share/ADS data)
Weighted averaged number of shares outstanding (in thousands)
Common share – basic (3)	242,544	242,544	242,544	739,904	740,142
Preferred share – basic (3)	471,228	474,994	479,288	—	—
Common share – diluted (3)	242,544	242,544	242,544	742,903	741,047
Preferred share – diluted (3)	474,840	479,217	482,739	—	—

Balance Sheet Data
Cash and cash equivalents	1,265,820	963,818	1,339,159	1,209,396	1,307,366
Temporary cash investments	4,320	396,958	574,395	555,795	1,185,745
Other current assets	2,076,726	2,514,733	2,701,968	3,026,295	3,156,630
Property, plant and equipment, net	402,663	381,265	388,362	412,244	565,979
Other long-term assets	2,331,006	1,825,625	1,928,561	1,894,011	1,850,134
Total assets	6,080,535	6,082,399	6,932,445	7,097,741	8,065,854
Short-term loans and financing(4)	517,014	513,281	475,305	503,047	932,669
Other current liabilities	1,929,181	1,802,820	2,179,131	2,492,142	2,406,724
Long-term loans and financing(5)	526,728	825,448	1,078,117	846,104	820,320
Other long-term liabilities	1,925,776	1,565,539	1,532,863	1,318,253	1,587,992
Minority interest	12,611	21,443	46,775	63,914	68,709
Shareholders’ equity	1,169,225	1,353,868	1,620,254	1,874,281	2,249,440
Total liabilities and shareholders’ equity	6,080,535	6,082,399	6,932,445	7,097,741	8,065,854

	At and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in US$ thousands, except per share /ADS data)
Other Financial Data

Net cash provided by (used in) operating activities	239,634	(398,846)	346,909	386,933	52,034
Net cash used in investing activities	(72,667)	(59,104)	(50,496)	(179,518)	(255,915)
Net cash provided by (used in) financing activities	403,791	105,220	24,916	(395,103)	136,995
Depreciation and amortization	58,877	59,685	61,491	63,859	58,798
______________________
(1)	Includes interest on capital.
(2)
Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which distributions were approved. As of April 1, 2006, each ADS represents four common shares and before such date each ADS represented four preferred shares. The dividends per ADSs reflect the underlying dividends per share multiplied by four.

(3)
As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of former Embraer was exchanged for one common share of Embraer and each ADS of former Embraer was exchanged for one ADS of Embraer.

(4)	Excludes non-recourse and recourse debt. Includes current portion of long-term debt.
(5)	Excludes non-recourse and recourse debt.

	2003		2004		2005		2006		2007
Other Data:
Aircraft delivered during period (1):
To the Commercial Aviation Market
ERJ 145		57		87 (5)		46		12		7
ERJ 135		14		1 (1)		2		—		—
ERJ 140		16		—		—		—		—
EMBRAER 170		—		46		46(1)		32(2)		11
EMBRAER 175		—		—		14		11(1)		34
EMBRAER 190		—		—		12		40		68
EMBRAER 195		—		—		12		3		10
To the Defense and Government Market
EMB 120 Brasília		—		—		—		—		1
Legacy		—		—		6		—		1
EMB 145		1		1		1		—		1
EMBRAER 170		—		—		—		4(1)		—
EMBRAER 190		—		—		—		1		2
EMB 145 AEW&C/RS/MP		3		6		1		—		—
EMB 312 Tucano / AL-X/ Super Tucano		—		7		24		14		28
To the Executive Aviation Market
Legacy 600		11 (2)		13		14		27		35
EMB 135		2		—		—		—		—
To the General Aviation Market
Light Propeller Aircraft		46		70		31		10		20
Total delivered		150		231		197		154		218
Aircraft in backlog at the end of period:
In the Commercial Aviation Market (2)
EMB 120 Brasília		—		—		—		1		—
ERJ 145		144		66		10		53		46
ERJ 135		17		17		15		1		—
ERJ 140		20		20		20		—		—
EMBRAER 170		120		112		104		29		31
EMBRAER 175		—		15		8		74		70
EMBRAER 190		110		155		178		264		282
EMBRAER 195		15		15		29		43		47
In the Defense and Government Market
EMB 145 AEW&C/RS/MP		7		1		—		—		—
EMB 312 Tucano/EMB 314/EP Super Tucano		76		69		93		80		104
EMB 145		1		—		—		—		1
EMB 135		—		—		—		—		2
Legacy 600 / Phenom		5		5		—		1		3
EMBRAER 170/ EMBRAER 190		—		—		3		—		—
In the Executive Aviation Market
Legacy 600/Phenom/Lineage		27		4		15		384		766
In the General Aviation Market
Light Propeller Aircraft		11		25		6		—		—
Total backlog (in aircraft)		553		504		481		930		1,352
Total backlog (in millions)	US$	10,591	US$	10,097	US$	10,383	US$	14,806	US$	18,827
___________
(1) Deliveries identified by parentheses were aircraft delivered under operating leases.
(2) Since December 31, 2007, we have received 50 additional firm orders for our EMBRAER 170/190 jet family and 11 options for the EMBRAER 170/190 jet family were converted into firm orders.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At April 30, 2008, the commercial selling rate for U.S. dollars was R$1,6872 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average (1)	Period-end
Year ended December 31,
2003	2.8219	3.6623	3.0600	2.8892
2004 .	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9500	1.7713
2008 (though April 30)	1.6575	1.8301	1.7246	1.6872

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Month ended
November 30, 2007	1.7325	1.8501	1.7966	1.7837
December 31, 2007	1.7616	1.8233	1.7860	1.7713
January 31, 2008	1.7414	1.8301	1.7743	1.7603
February 29, 2008	1.6715	1.7681	1.7277	1.6830
March 31, 2008	1.6700	1.7491	1.7076	1.7491
April 30, 2008	1.6575	1.7534	1.6889	1.6872
________________
Source: Central Bank.
(1) Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2) Represents the average of the exchange rates during the relevant periods.

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

Risks Relating to Embraer

A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year.

We expect that a substantial portion of our sales in the near future will be derived from sales of commercial aircraft, particularly the EMBRAER 170/190 jet family. Historically, the market for commercial aircraft has been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions.

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

Although the U.S. and world economies have shown some signs of recovery starting in 2004, many airlines continue to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and sharply higher fuel costs. Further downturn in general economic conditions could result in further reduction in commercial aviation and decreased orders for our commercial aircraft. In the second half of 2007, the U.S and many of the world’s economies experienced downturns that continue and have been characterized by, among other effects, significant volatility in capital markets, and contractions of credit availability.

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

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of March 31, 2008, all of our firm orders in backlog for the ERJ 145 regional jet family were attributable to a Chinese company, the HNA Group. The aircraft will be assembled by our joint venture Harbin Embraer Aircraft Industry Company Ltd., formed with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II.

In addition, at March 31, 2008, 42.3% of our firm orders in backlog for the EMBRAER 170/190 jet family were for JetBlue Airways and US Airways, in North America, HNA Group in China and the new Brazilian airline recently founded by David Neeleman. Furthermore, in 2007 we signed firm orders with the following new clients: Suzuyo and Japan Airlines (JAL) from Japan, TACA from Equador, NAS Air from Saudi Arabia, Flybaboo from Switzerland, and Lufthansa, and Air France/ KLM from Europe. In addition, in the Commercial Aviation segment, Air Canada and Republic/Chautauqua accounted for 13.1% and 12.6% of our total net sales in 2007. We believe that we will continue to depend on a number of key customers, and the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

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

Defense aircraft. The Brazilian Air Force is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for approximately 28% of our defense and government sales for the year ended December 31, 2007. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and government sales and defense research and development funding. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large number of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. In 2007, deliveries of equipment for one of our defense products were temporarily suspended due to export control requirements. Although we work closely with and monitor the production process of our risk-sharing partners and suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules or to comply with regulatory requirements (including export control requirements) could affect our ability to deliver new aircraft to customers in a timely manner.

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

In connection with the signing of a purchase agreement for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. In 2007, we were not required to accept aircraft for trade-in and at December 31, 2007, 18 additional commercial aircraft were subject to trade-in options to be exercised until 2010. Other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

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

Assuming all customers that are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,208.0 million as of December 31, 2007. For further discussion of these off-balance sheet arrangements, see Note 35 to our consolidated financial statements. We have deposited US$287.5 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2007) and from other offsetting collections, such as cash deposits, would be US$2,352.7 million as of December 31, 2007. As a result, we would be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if in the future, we were not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. For example, in 2004, we recorded a charge against income in an amount of US$16.0 million, based on our risk assessment, on an individual aircraft basis, for the issued guarantees. Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

Any future government subsidies supporting any of our major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

In July 2007, Brazil and the OECD (Organization for Economic Co-operation and Development) countries entered into an agreement to establish a “level -playing field” for official export financing support of aircraft. Export Credit Agencies , or ECAs, from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the agreement financing support by the Brazilian Government to the potential purchasers of our aircraft will contain similar terms and conditions offered by Boeing, Airbus and Bombardier to such purchasers. By the end of 2007, BNDES started to offer financing to our customers under terms and conditions required by the agreement. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Brazilian Government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.

From 1996 through 2007, approximately 32% of the total value of our exports sales was subject to financing by BNDES. As a government agency BNDES relies on funds allocated by the Brazilian national budget. We can not assure you that the Brazilian government will continue to provide sufficient funding in the national budget for the financing of our aircraft or that other sources of funding will be available to our customers in the market. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to fewer sales and result in lower profitability for us.

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

We may have to refund cash contributions after the development of the EMBRAER 170/190 jet family, of the Phenom 100, and of the Phenom 300, if certain milestones for each of these aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, a total of US$350.1 million as of December 31, 2007 and we expect to receive an additional US$30.9 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions do not have to be returned by us to the risk-sharing partners upon the achievement of certain milestones. As of December 31, 2007, US$237.9 million of these cash contributions had become non-refundable. If we cancel the production of any aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be required to refund US$112.2 million of the total cash contributions already received. We expect the certification of the Phenom 100 and Phenom 300 to be granted in the second half of 2008 and 2009, respectively.

If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market our Phenom 100 and Phenom 300 aircraft.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus S.A.S. and Bombardier Inc., all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we do. Although we have achieved a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus S.A.S., produce or are developing aircraft at the high end of the 70-120 seat segment, in which our EMBRAER 170/190 jet family competes thereby increasing the competitive pressures in that segment. These companies also have significant technological capabilities and greater financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are developing mid-capacity jets and already have firm orders in backlog.

As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. Some of our competitors in the business jet market may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. We cannot assure you that we will be able to compete successfully in our markets in the future.

We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item in our statements of income. As of December 31, 2007, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$565.0 million, which is included as a liability (taxes and payroll charges) on our balance sheet. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 17 to our consolidated financial statements.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 30-60 and 60-90 seat segments may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries, in which our customers are located, including the Brazilian aviation authority, or ANAC (Agência Nacional de Aviação Civil), the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

In addition, in October 2006, elections were held in all states of Brazil and at the federal level, to elect state governors and the president. While the re-elected president has, to date, largely continued the policies of his previous administration, it is impossible to predict how new policies that may be adopted by the re-elected president or by the state governors would affect the Brazilian economy or our business.

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

Brazil experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.7% in 2007 (as measured by Índice Geral de Preços – Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

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

The exchange rate (R$/US$) increased by 9.3% in 2000 and 18.7% in 2001. In 2002, the exchange rate (R$/US$) also increased 52.3%, due in part to political uncertainty surrounding the Brazilian political elections and the global economic slowdown. Although the exchange rate (R$/US$) decreased 18.2%, 8.1%, 11.8%, 8.7%, 17.2% and 1.3% in 2003, 2004, 2005, 2006, 2007 and the first three months of 2008, respectively, no assurance can be given that the real will not further appreciate or depreciate against the U.S. dollar.

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

Appreciation of the real against the U.S. dollar may also have an adverse impact on the competitiveness of our products as approximately 13% of our production inputs, including labor costs, are incurred and denominated in reais. Therefore, appreciations of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S dollars, and may result in a decrease in our margins.

Economic developments and investor perceptions of risk in other countries, including emerging market countries, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the recent uncertainty in the economies of U.S. and other OECD countries has caused a retraction of credit on a worldwide basis, significant volatility in the international capital markets (including Brazil) and diminished investor interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our common shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian government has veto power over change of control, change of name, trademark or corporate purpose and over the creation or alteration of our defense programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

The Brazilian government holds one share of a special class of our common stock called a “golden share,” which carries veto power over change of control, change of our name, trademark or corporate purpose and over the creation or alteration of our defense programs (whether or not the Brazilian government participates in such programs). The Brazilian government may have an interest in vetoing transactions that may be in the interests of the holders of our common shares or ADSs.

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

General

Embraer-Empresa Brasileira de Aeronáutica S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly held corporation and we operate under the Brazilian Corporate Law. As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, we succeeded to all rights and obligations of former Embraer. See “—Corporate Reorganization” for more information on the merger. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

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

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name ThalesTM, and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, which we refer to collectively as the European Aerospace and Defense Group, purchased 20% of our outstanding common stock from our existing common shareholders at that time. Most of the common stock purchased was owned by our former controlling shareholders.

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders in connection with our corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be strategic shareholders of Embraer. As of March 31, 2008, each of Dassault and Safran, individually, held shares representing 0.9% and 1.1% of our total capital stock, respectively. ThalesTM sold all of its shares in October 2006 and EADS sold all of its shares in a secondary offering in February 2007.

The relationship that developed as a result of our alliance between the European Aerospace and Defense Group allowed us to develop several business opportunities. For example, our alliance with the European Aerospace and Defense Group led us with EADS to acquire a 65% interest in OGMA- Indústria Aeronáutica de Portugal S.A., or OGMA, and also resulted in the integration by us of ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business.

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry, including any of the members of the European Aerospace and Defense Group.

Joint Ventures and Acquisitions

Formed in 1999, ELEB – Embraer Liebherr Equipamentos do Brasil S.A. is a joint venture owned 60% by us and 40% by Liebherr Aerospace SAS. ELEB is an aerospace system and component manufacturer and its main products include: landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

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

In March 2005, a consortium formed by us and EADS acquired 65% of OGMA’s shares through a newly created holding company, AIRHOLDING, SGPS, S.A. At that time we held 99% of the equity in the holding company and EADS held the remaining 1%. Further, in March 2006, EADS exercised its option to increase its interest and currently holds 30% of the equity in the holding company. OGMA is a major representative of the aviation industry in Europe, offering services that include the maintenance repair and overhaul of civil and military aircraft, engines and parts, assembly of structural components and engineering support.

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

Research and Development Costs and Capital Expenditures

Research and development costs, including the development of the EMBRAER 170/190 jet family, were US$93.2 million in 2005, US$112.7 million in 2006 and US$259.7 million in 2007 – net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 2.5% in 2005, 3.0% in 2006 and 5.0% in 2007. The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 9.5% appreciation of the real against the U.S. dollar during the period and was partially offset by revenues of US$57.0 million, received under an agreement with Kawasaki Heavy Industries Ltd., or KHI, and Kawasaki Aeronáutica do Brasil Ltda., or KAB, in 2006 (pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft) as well as by cash contributions from our risk-sharing partners in the amount of US$36.0 million as a result of the fulfillment of certain contractual milestones. See “—Products—EMBRAER 170/190 Jet Family.” In 2007 our Board of Directors approved investments of US$320 million for the next five years for studies regarding new technologies of materials, fuel options and product development. After their first flights in the second half of 2007, both the Lineage 1000 and Phenom 100 jets entered their testing phases, which demanded higher research and development investments. In 2007, the exchange rate (R$/US$) decreased 17.2% from R$2.1380 to R$1.7713 per US$1.00 against the dollar, also impacting our research and development costs. Most of our research and development expenses are associated with a particular commercial or executive aviation. program We do not record an expense for research and development of defense programs as these expenses are funded by the Brazilian government and other government customers.

In May 2005, we announced our plans to expand our executive jet product portfolio with jets for the very light and light categories, the Phenom 100 and Phenom 300, respectively. Total research and development and capital expenditures relating to these new jets are expected to be approximately US$235.0 million. This program has been funded by risk-sharing partners, financial institutions and our own cash generation. The Phenom 100 is expected to enter service in mid-2008 and the Phenom 300 is expected to enter service in mid-2009. In July 2007 the Phenom 100 flew for the first time, completing an important milestone in its certification process. As of December 2007, we had three pre-serial aircraft working on the flight test phase and certification process.

In May 2006, we launched another executive jet, the Lineage 1000, in the ultra-large category. The Lineage 1000 is based on the platform of the EMBRAER 190 aircraft and is expected to enter service in mid-2008. Total research and development and capital expenditures relating to the Lineage 1000 are expected to be approximately US$60.0 million.

In 2008, we expect research and development costs to total approximately US$243.0 million, excluding contributions from risk-sharing partners, but including US$123 million in costs related to the development of our Phenom jets, US$48 million in costs related to our commercial aviation programs and US$72 million in costs related to the development of technology.

Our total disbursements in property, plant and equipment were of US$51.8 million in 2005, US$90.8 million in 2006 and US$208.9 million in 2007. These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models. In 2008 and 2009, we expect disbursements in property, plant and equipment to total approximately US$330.0 million and US$270.0 million, respectively, which will primarily be related to construction of facilities, improvements to our plant and production facilities for the production of the EMBRAER 170/190 jet family, our defense aircraft, our executive jets and expansion of our aviation services operations.

4B.	Business Overview

We are one of the leading manufacturers of commercial aircraft in the world, based on 2007 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense markets and aviation services. Our commercial aviation business accounted for 64.4% of our net sales in 2007. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have sold aircraft to military forces in Europe, Asia and Latin America. Our defense and government business accounted for 6.6% of our net sales in 2007. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the very light, light, and ultra-large categories, the Phenom 100, Phenom 300 and Lineage 1000, respectively. Our executive jet business accounted for 16.0% of our net sales in 2007. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. Our aviation services business accounted for 10.1% of our net sales in 2007. Other related businesses, accounted for 3.0% of our net sales in 2007. For the year ended December 31, 2007, we generated net sales of US$5,245.2 million, of which more than 90% was U.S. dollar-denominated. On March 31, 2008, we had a total firm order backlog of US$20.3 billion, including 509 aircraft sold by the commercial aviation segment.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-120 seat jets with a strong global customer base. We have sold our regional and mid-capacity jets to 64 customers in the five continents of the world. Our customers include some of the largest and most significant regional, low-cost airlines and commercial carriers in the world.

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

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, which allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. 17.4% of our workforce is comprised of engineers. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

Looking to continue to grow our business and to increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of March 31, 2008, we had more than 850 units of the ERJ 145 jet in commercial operation. We are currently evidencing increased demand for the ERJ 145 jet family in the secondary market due to its reliability and strong operating benefits. We believe that airlines can continue to benefit from this regional jet family, which we believe has helped our customers over the last ten years to pursue their goal of achieving profitable operations. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, as well as with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2008, we were leaders in the 70-120 seat segment. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the “very light” to the “ultra large” categories. We have developed the Legacy 600, a “super midsize” jet, and are developing the Phenom 100, Phenom 300 and Lineage 1000, executive jets in the “very light,” “light” and “ultra large” segments, respectively. We have endeavored to understand and respond to market and customer needs, continually improving the product and customer support for our executive jets.

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

Continuing Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by the expansion of our Nashville, Tennessee, maintenance, repair and overhaul, or MRO, facility, and the acquisition of OGMA, an MRO facility in Portugal, which we began operating in March 2005. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and agreements with authorized service centers. In 2007 we created a new business area called Aviation Services. We also started the construction of a service center at Williams Gateway Airport in Mesa, Arizona and another service center at Bradley International Airport in Windsor Locks , Connecticut.

Pursuing Strategic Growth Opportunities and Enhancing Relationships with Significant World Players in the Aerospace Industry. We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry. For example, we increased our customer service capabilities with the acquisition of OGMA in 2004 through a consortium led by us with EADS’ participation.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 64.4% of our net sales for the year ended December 31, 2007.

Products

We developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, we developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which we began delivering in the second half of 2001. We believe that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. We are continuing to develop the EMBRAER 170/190 jet family, our 70-122 seat platform, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop. The ERJ 145 was certified by the Brazilian aviation authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Chinese aviation authority in December 2000. We began delivering the ERJ 145 in December 1996. In October 2007, we delivered our 1000th ERJ 145 aircraft, manufactured at Harbin Embraer Aircraft Industry Co. Ltd. to the HNA Group.

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

The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, by the FAA in September 2005 and by EASA in June 2006. The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006, by EASA in July 2006 and by the FAA in August 2007.

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

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985. Since its introduction in 1985 and through December 31, 2007, we have delivered 352 EMB 120 Brasília for the regional market and six EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

While we have focused our efforts on the U.S. and European markets to date, we also have customers in the Americas, Middle East and Asia, including China. We have achieved a diverse, global customer base for our aircraft, principally in the commercial airline market. Our major customers for commercial aircraft include some of the largest regional and low-cost airlines in the world. As of March 31, 2008, our largest customers were JetBlue Airways, US Airways, HNA Group, and the new Brazilian airline recently founded by David Neeleman. For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our consolidated financial statements for additional information on our largest customers.

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

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France, Ft. Lauderdale, Florida, Beijing, China and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which has secured 66 firm orders for aircraft of this family from Chinese airlines since the beginning of 2004, 22 of which were delivered as of March 31, 2008.

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

61-90-seat and 91-120-seat categories

We currently face our strongest competition in the 61-90- and 91-120-seat categories.

We currently compete against the following aircraft in these categories:

•	De Havilland’s DHC-8-400, a 72-seat turboprop, produced by Bombardier;

•	ATR’s ATR72, a 72-seat turboprop;

•	Bombardier’s CRJ-700, a 70-seat regional jet, which was first delivered in January 2001, and its CRJ-900 aircraft, which seats 85 passengers and began deliveries in January 2003;

•	Bombardier’s CR-1000, an 100-seat regional jet launched in February 2007, with first deliveries scheduled to take place in the second half of 2009;

•	Airbus’ A318, a 100-plus-seat jet, which was certified by the EASA in December 2005; and

•	Boeing’s 737-600, a 100-plus-seat jet.

We expect new developments in this market segment from current and new competitors:

•	Sukhoi’s RRJ, a 75- and 95-seat regional jet, which is officially scheduled to enter into service at the end of 2008;

•	AVIC I’s ARJ21, a 90- to 105-seat regional jet, which is officially scheduled to enter into service in 2009;

•
Bombardier’s CSeries jet, which seats 110 to 130 passengers, is expected to be launched in 2008 and to enter into service by 2013 - the target market for the CSeries jet is traditionally dominated by Boeing and Airbus; and

•	Mitsubishi Heavy Industries‘ 75 and 96 seat regional jet, which was launched in March 2008, and is expected to enter into service by 2013.

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

Defense and Government Business

We design, develop, integrate and manufacture a wide range of defense and government products, principally transport, training, light attack and surveillance aircraft. We are the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. We also have sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico. At December 31, 2007, we had sold 566 defense aircraft to the Brazilian government and 576 defense aircraft to other military forces. Our defense and government business accounted for 6.6% of our net sales for the year ended December 31, 2007.

Products

Tucano Family; AL-X

The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions. Although no longer manufactured, over 650 EMB 312 Tucanos are in operation in 15 air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

We have also developed the Super Tucano, which has a light attack version, known as the AL-X (Aeronave Leve de Ataque, or Light Attack Aircraft). The Super Tucano and the AL-X offer an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an on-board oxygen-generating system and enhanced range and external loads capability. The AL-X was developed under an agreement with the Brazilian Air Force, with FINEP (Financiadora de Estudos e Projetos), which provided US$21.7 million in research and development debt financing that was fully repaid in 2005. The AL-X has sophisticated navigation and attack systems, night operations capability and the ability to operate under severe weather conditions. We have received firm orders for 99 AL-X aircraft from the Brazilian Air Force. The first delivery of the AL-X was made to the Brazilian Air Force in December 2003, seven aircraft were delivered in 2004, 24 were delivered in 2005, four were delivered in 2006 and an additional 18 aircraft were delivered in 2007. These aircraft are used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s SIVAM (Sistema de Vigilância da Amazônia, or System for the Surveillance of the Amazon) program. In December 2005, we received firm orders for 25 Super Tucano aircraft from the Colombian government and up to 2007 15 aircraft were delivered to that customer.

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

Government Transport Aircraft

We are marketing our aircraft, modified to meet added security needs, to the Brazilian and other governments. Prior to 2005 we delivered modified EMB 135 and 145 aircraft to the Belgian, Greek, and Colombian Air Forces. In June 2005, Satena the state-owned Colombian airline, exercised an option and took delivery of an additional EMB 145. We also signed an agreement with authorities from Nigeria for one Legacy 600, which was delivered in the first half of 2005 and with the Indian government for the sale of five Legacy 600 aircraft in a special configuration that were delivered in the second half of 2005. In 2007 we delivered one Legacy 600 to the Angolan Government, and one ERJ 145 to the Nigerian Government.

Other Projects and Activities

In December 2000, we were selected by the Brazilian government to perform a structural and electronics upgrade of the Brazilian Air Force’s F-5 fighter jets. As the prime contractor, we are integrating multi-mode radar, advanced navigation and attack systems and enhanced self-protection systems into the existing aircraft under a program known as “F-5BR.” The first upgraded aircraft was presented to the Brazilian Air Force in 2003. In August 2007, we received the first AMX jet from the Brazilian Air Force (Força Aérea Brasileira – FAB) to have its systems and technology updated. The goal of the modernization project for the AMX jets, called A-1 by the FAB, is to keep the fleet of 53 on active duty for another 20 years.

Competition

Our defense systems aircraft faces a stiff competition from various manufacturers, from different countries in each market segment, and many of which have greater resources than we do.

The Super Tucano competes in the basic/advanced training market with the Pilatus PC-9M (basic) and PC-21 (advanced) aircraft, the Beechcraft T-6A / B (basic/advanced) and the Korea Aerospace Industries KT-1 (basic). In the Light Attack market the Super Tucano competes with Beechcraft AT-6 and Korea Aerospace Industries KO-1.

In the special mission aircraft market, that includes Airborne Early Warning & Control, Remote Sensing, Airborne Ground Surveillance, Maritime Patrol, Anti-Surface Warfare and Multi-mission Aircraft, there are several platforms with a wide range of sensors combination that may compete with our products: Bombardier Global Express, Boeing 737, Northrop Grumman E-2C/D Hawkeye, Gulfstream G550, SAAB 2000, Alenia ATR 42 / 72, EADS CASA CN-235 / C-295, Bombardier Dash 8, among others.

Executive Aviation Business

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the very light, light and ultra-large segments, the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high net-worth individuals. Our executive aviation segment accounted for 16.0% of our net sales for the year ended December 31, 2007, resulting from the delivery of 35 Legacy 600 jets. On March 31, 2008, our firm orders in backlog for our executive jets totaled US$5.2 billion from more than 210 customers.

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

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the very light and light jet categories, respectively. Total research and development and capital expenditures relating to the new jets is expected to be approximately US$235.0 million. We expect this program will be funded by risk-sharing partners, financial institutions and our own cash generation. The Phenom 100 jet will carry from six to eight people and be powered by Pratt & Whitney Canada’s PW617F engine and is expected to enter into service in mid-2008. The Phenom 300 will carry up to nine people and have a larger fuselage and wingspan and longer range than the Phenom 100. It will be powered by Pratt & Whitney Canada’s PW535E engine and is expected to enter into service in mid-2009. Pratt & Whitney Canada, Garmin, and Eaton are our risk-sharing partners for this program. The Phenom 100 maiden flight took place in June 2007, the first flight was preceded by several weeks of ground tests. The results confirmed the Phenom 100’s operations throughout ground vibration, flight control, low and high-speed taxiing, and systems functionality and integration tests.

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

Aviation Services

We provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services. Revenues for the aviation services segment accounted for 10.1% of our net sales for the year ended December 31, 2007. Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	technical support, which includes engineering support, maintenance engineering and technical publications; and

•	training.

This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We recently established a pooling program that allows customers to exchange used parts for new or refurbished parts.

We expect to enhance customer support and services offered to the executive aviation segment. We intend to add four wholly-owned service centers in the next three years, and are revamping the authorized service center network for executive jets. By the end of 2008, we project that 45 service centers will support our executive jet fleet. In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, beginning with the Phenom 100 entry into service in 2008. Plans for the joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We entered into an agreement with CAE to for a global training joint venture, that will provide comprehensive training to customers of the Phenom jets. We also plan to invest in parts inventory and logistics, as well as in the improvement of our special maintenance programs.

Other Related Businesses

We recognize revenues related to selling of used aircraft or leasing to customers primarily through our leasing subsidiary, ECC Leasing Co. Ltd. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our other related businesses accounted for 3.0% of our net sales for the year ended December 31, 2007.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. The contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. At December 31, 2007, we had delivered a total of 2,326 of these aircraft. The last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2007, we had delivered a total of 1,042 of these aircraft, including 23 in 2007. We had no crop duster aircraft in backlog at December 31, 2007.

Aircraft Operating Lease Activities

In order to offer better financial support in the sales process, as well as reduce financial risks related to the re-marketing of aircraft, We created, in 2002, two subsidiary companies, ECC Leasing Co. Ltd. and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing Co. Ltd is to manage and remarket the aircraft portfolio that, as a result of contractual obligations, may be acquired by us as trade-in and/or re-purchase transactions. We also provide remarketing services to third parties involved in sales campaigns.

The consolidated pre-owned aircraft business, since 2002, through ECC Leasing in Ireland, has contributed positively to our results, reaching accumulated net income of US$26.4 million up to December 31, 2007, since its inception. Since then, sales campaigns of new aircraft, where the acceptance of trade-in aircraft as part of payment were conceded, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving EMBRAER170 and EMBRAER175 pre-series aircraft, all contributed to the current results. During this period up to December 31, 2007, ECC Leasing and two other Embraer subsidiaries managed a total portfolio of 57 aircraft, of which 29 aircraft were under operating lease and 28 aircraft were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

All sale and leasing transactions were executed based on market rates, thereby sustaining the present and future values of our products.

The continued improvement in financial performance is directly related to ECC Leasing’s ability to renew lease contracts with similar conditions as those currently in place, as well as to sell aircraft to operators, leasing companies and/or financial institutions, at values close to market rates and without providing any type of Embraer guarantee.

Furthermore, the results of ECC Leasing Co. Ltd and ECC-Insurance & Financial Co. Ltd will be largely dependent on market conditions, aircraft availability levels, and the demand for regional jets in the 37 to 50 seat category. Although new markets such as Russia and Latin America are important, the higher risks related to operator credit and asset repossession demand that these risks be adequately evaluated.

Markets

The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in US$ millions)

Commercial Aviation
Americas (excluding Brazil)	2,176.4	1,407.0	2,277.9
Europe	247.9	430.1	485.8
Brazil	—	—	—

	Year ended December 31,
	2005	2006	2007
	(in US$ millions)
Other	207.7	516.1	612.9
Total	2,632.0	2,353.2	3,376.6

Executive Aviation
Americas (excluding Brazil)	155.8	304.8	302.2
Europe	100.3	161.3	484.2
Brazil	—	—	27.7
Other	22.0	116.0	23.9
Total	278.1	582.1	838.0

Defense and Government
Americas (excluding Brazil)	33.9	142.1	156.7
Europe	8.3	13.4	29.2
Brazil	230.3	71.2	96.9
Other	151.2	—	63.6
Total	423.7	226.7	346.4

Aviation Services
Americas (excluding Brazil)	174.2	180.2	213.9
Europe	196.9	237.0	227.6
Brazil	15.5	50.2	46.4
Other	0.7	12.4	40.3
Total	387.3	479.8	528.2

Other Related Businesses
Americas (excluding Brazil)	5.1	92.7	69.3
Europe	5.9	-	6.4
Brazil	57.4	25.0	78.0
Other	-	-	2.3
Total	68.4	117.7	156.0

Joint Ventures

We formed a joint venture company in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the joint venture company, Harbin Embraer Aircraft Industry Company Ltd. We have granted the joint venture a license for the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft to China Southern Airlines in February 2004. As of March 31, 2008, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with four Chinese airlines for a total of 66 ERJ 145 aircraft, 22 of which were delivered as of March 31, 2008. In October 2007, the 1000th jet of the ERJ 145 family was delivered at Harbin Embraer Aircraft Industry Co. Ltd.

In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 very light jet and Phenom 300 light jet aircraft. The initial training program will be offered at CAE SimuFlite, Dallas, Texas, and will begin when the Phenom 100 enters into service, which is expected to occur in 2008. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

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

In our commercial and executive aviation businesses, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, wings, sections of the fuselage and portions of the tail. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975. We have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. Once we select our risk-sharing partners and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners. See “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.”

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

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the final assembly of the wings of the EMBRAER 190 and EMBRAER 195 aircraft and paid us compensation of US$57 million. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. The production of parts for the EMBRAER 170 and EMBRAER 175 aircraft will not be affected by this agreement.

Executive Jets

The risk-sharing partners for our Legacy 600 and the Lineage 1000 are the same as those for our ERJ 145 jet family and EMBRAER 170/190 jet family, respectively. The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the supplier of the engines, Garmin, the supplier of the avionic systems, and Eaton Corporation, the supplier of hydraulic systems.

Cash Contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed in cash to us a total of US$350.1 million as of December 31, 2007 and we expect to receive an additional US$30.9 million in future years for the development of the EMBRAER 170/190 jet family and of the Phenom 100 and Phenom 300. Cash contributions become non-refundable upon the achievement of certain developmental milestones. As of December 31, 2007, US$237.9 million of these cash contributions had become non-refundable. If we cancel the production of any of the remaining aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 100 and Phenom 300 because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$112.2 million of the total cash contributions already received. We expect the certification of the Phenom 100 and Phenom 300 to be granted in 2008 and 2009, respectively. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Service and Product Support

Customer satisfaction and service is critical to our success. Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales. We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements. We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements. To maintain and increase our responsiveness, we have established five support centers worldwide. We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos. In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation, or CASC. We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture. In addition, we operate an MRO facility in Nashville, Tennessee, and an MRO facility in Alverca, Portugal. We provide full service maintenance and repair services for our commercial and executive aircraft at these service centers, enhancing our level of service to our customers in the United States and Europe. We have started the construction of a service center at Williams Gateway Airport in Mesa, Arizona and another service center at Bradley International Airport in Windsor Locks, Connecticut.

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

Airlines sometimes require short-term bridge financing prior to arranging long-term debt financing because at time of the delivery of the aircraft to the airlines, timing may optimal to access the market or funding may not be available. On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding at the time of the aircraft delivery.

The BNDES-exim sponsored program, a Brazilian government program, provides our customers with direct financing. From 1995 through 2007, approximately 28% of the total value of our export sales was financed by the BNDES-exim Program.

Because of the high acceptance of the EMBRAER 170/190 family (“E-Jets”) by the aircraft finance community and the value of these assets as collateral (including in terms of residual values), as of December 31 2007, we have been able to deliver, for the commercial aviation segment, 334 E-jets with no government or official financing. Currently, the market offers many different structures to finance the E-jets, although the most common ones are debt and lease financing. Debt financing represents 39% of the total aircraft delivered between 1995 and 2007 with funds provided to our customers by commercial banks, capital markets and BNDES. Leasing arrangements generally involve the purchase of our aircraft by a leasing company under a customer’s purchase contract and the lease of that aircraft to that customer.

In July 2007, Brazil and the OECD countries entered into an agreement to establish a “level -playing field” for official export financing support of aircraft. ECAs from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the agreement financing support by the Brazilian Government to the potential purchasers of our aircraft will contain similar terms and conditions offered by Boeing, Airbus and Bombardier to such purchasers. By the end of 2007, BNDES started to offer financing to our customers under terms and conditions required by the agreement.

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol, and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2007, we had 60 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the certification of aircraft and aircraft manufacturers. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Departamento de Aviação Civil, or DAC (Civil Aviation Department), through the Centro Técnico Aeroespacial, or CTA (Aerospace Technical Center) under the Ministry of Defense. In 2005, a new regulatory agency was created, the Agência Nacional de Aviação Civil, or ANAC (National Civil Aviation Agency), becoming the main Brazilian authority for the regulation, supervision and certification of aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, the recently created EASA for European Union, or EU, and the JAA for the other European countries. Some countries simply validate and complement the Brazilian aviation authority’s original certification, in accordance with their own rules. The Brazilian aviation authority has a bilateral certification agreement with the FAA under which the FAA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

Once an aircraft is certified by the ANAC and FAA, some authorities, such as those in Australia and Mexico, ratify the certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for EU countries, including Germany, Italy, France, the United Kingdom, Spain and The Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather is an advisory organization that makes recommendations to the non-EU national authorities. A recommendation by the JAA is a requirement for certification of an aircraft by most of these authorities. Before the creation of EASA, 27 national authorities were JAA members. As EASA is a new organization, it is currently using the JAA technical structure and following the JAA’s recommendations for issuance of EASA certificates for aircraft.

Aircraft certification is an ongoing process. Any change in the design of any of our aircraft must be approved by the ANAC. Significant changes may require a separate certification by other authorities. Changes in the aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may be imposed by the authorities through operational rules or airworthiness directives.

The certification history of our aircraft is as follows:

•
The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, in Europe in the second quarter of 1997, in Australia in June 1998 and, for the LR version, in China in November 2000.

•	The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and by the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999.

•	The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and by the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.

•	The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, by the FAA in September 2005 and by EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006, by EASA in July 2006 and by the FAA in August 2007.

The certification of the Phenom 100 and the Lineage 1000 is expected to occur in the second half of 2008 and the certification of the Phenom 300 is expected to occur in the second half of 2009.

4C.	Organizational Structure

Our operations are conducted by Embraer-Empresa Brasileira de Aeronáutica S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which are considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report.

4D.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC - International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate square footage	Owned/ Leased	Lease Expiration

São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned	—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned	—
Botucatu, SP, Brazil	Manufacturing Facility	222,000	Owned	—
Harbin, China	Manufacturing facility	258,067	Owned(1)	—
Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	(2)	—
São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2010
Ft. Lauderdale, Florida, U.S.A.	Support center	91,500	Leased	2020
Nashville, Tennessee, U.S.A.	Aircraft maintenance and support center	316,128	Leased	2018 2028
Alverca, Portugal(3)	Aircraft maintenance and support center	417,000	Leased	2035
Le Bourget, France	Support center	33,500	Leased	2008
Villepinte, France	Representative offices	70,202	Leased	2014
Beijing, China	Representative offices	3,444	Leased	2010
Singapore	Representative offices	2,303	Leased	2009
________________
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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately 4.5 months at the end of 2007. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2007 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “—Products—EMBRAER 170/190 Jet Family.”

To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of our executive jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs. We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight testing capabilities and provide a final assembly line for our defense aircraft and of our executive jets. This facility has been operational since November 2002 and consists of a test runway and other features to handle the assemble of our defense and government programs, an MRO facility, and the Phenom´s production hangar in Gavião Peixoto.We are also conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational executive jet interior factory at Gavião Peixoto. In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft. Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and we are in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2005, 2006 and 2007, we invested US$3.8 million, US$4.6 million and US$5.1 million respectively, in environmental matters and we expect to spend approximately US$11.6 million on environmental matters in 2008 with expenditures relating to the portion of construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

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

We also maintain officers’ and directors’ liability insurance in the total amount of US$100 million. This insurance covers our officers and directors for liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely by reason of his or her serving in such capacity.”

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

Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian GAAP.

5A. Operating Results

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

The following discussion is based largely upon our current expectations about future events and trends affecting our business, actual results for our industry and performance could differ substantially. See “Introduction—Special Note Regarding Forward-Looking Statements.” For factors which could affect our industry in the future and our own future performance, see “Item 3. Risk Factors.”

Commercial Aircraft

According to the International Civil Aviation Organization, or ICAO, the world air transport demand increased 6.6% from 2006 to 2007 and will continue to increase 4.6% yearly until 2025 supported by positive economic environment and additional regional liberalization. Airlines are registering record load factors- currently around 80%- due to improved capacity management, and are offsetting high fuel prices with better operational efficiency and reductions in controllable expenses. According to a Financial Forecast from the International Air Transport Association, or IATA the industry was expected to register a net profit of US$5.6 billion in 2007 and US$5.0 billion in 2008.

In North America, despite weak revenue environment on US domestic services and high fuel expenses, traditional network carriers continued to report positive financial results, since 2006. Main strategies have been focused on cost reductions, increased productivity and improved efficiency through better match of market demand with aircraft capacity, replacement of ageing aircraft and expansion into high yield international markets. Regional airlines, with 50-75 seat jet operation, have provided essential hub feeder and capacity adjustment to network carriers. The low cost carriers are increasing their share in the domestic market, although there are some signs of a smooth reduction on capacity growth. According to IATA, North American airlines are expected to present a net result of approximately US$2.7 billion in 2007 and US$2.2 billion in 2008.

European network airlines are presenting consistently positive results, despite the widespread low cost carrier competition. Regional carriers are supporting network airlines operations by servicing secondary markets for business travelers. Environment, noise and greenhouse gas emissions issues are expected to dominate the regulatory agenda and will shape the development of new technologies in European air transportation. Aviation industry will be subject to the Emissions Trade System, or ETS and to the imposition of potential “green taxes” which are being implemented under more stringent regulatory measures. Airlines are expected to be replace aging aircraft to avoid green taxes.

Passenger demand in the Latin American air transport industry remains strong, led mainly by Brazil and Mexico. Airlines are introducing more fuel efficient and right-sized aircraft in order to expand the intra-regional aviation system. More regional integration is increasing the demand for smaller capacity aircraft to operate on medium and low density markets.

The liberalization process in some Asia Pacific sub-regions is encouraging the expansion of low cost carrier and the launching of start-up carriers, resulting in strong air transport growth. However, Asian fleets are still highly concentrated in high capacity, narrow-body aircraft, hindering adequate air transport services on secondary medium-and low-density routes. The continuous integration of secondary cities, which has followed the liberalization process, has combined with new public policies to encourage regional air transport development to generate major opportunities for regional aviation in the coming years.

The positive economic environment in China is stimulating the air transport industry growth and high aviation infra-structure investments. With the liberalization process, new start-ups and private owned airlines are being created resulting on increased competition. The air transport is mainly concentrated on high capacity aircraft, which does not have the adequate capacity to serve properly most of medium and low density markets. The Chinese government is implementing new policies to promote the regional aviation development that tend to generate increased opportunities for regional aircraft.

In the Middle East, particularly in the Persian Gulf region, increased air transport demand is mainly due to the expansion of long-haul international services. The intra-regional aviation system is being developed in order to support regional integration and feed international flights.

Air transportation in Africa is characterized by a regulated environment, ageing fleet, lack of infra-structure and financial resources, resulting on poor connectivity in the intra-regional system and immediate need for aircraft replacement. Regional liberalization is starting in some countries, bringing opportunities for regional aviation development.

The Commonwealth of Independent States, or CIS air transport industry is diverse. At CIS, there are several small, state-owned airlines searching for narrow-body aircraft for fleet renewal. In Russia, import taxes higher than 40% impose a significant harm for airlines that intend to renew their fleet with western aircraft. The airline consolidation process is developing in order to improve efficiency and explore opportunities resulted from positive economic environment and increased demand for air transportation. Clear opportunities for regional aviation rely on the replacement of the huge, old and inefficient soviet fleet.

We foresee a global market demand for 7,450 jets in the 30 to 120-seat capacity segment over the next 20 years, resulting in a total market value estimated at US$235 billion. We expect that 3,150 aircraft will be delivered to the market between 2008 and 2017, with the remaining 4,300 units to be delivered between 2018 and 2027, as presented below:

Market Segment (Seats)	2008-2017	2018-2027	2008-2027
30-60	275	825	1,100
61-90	1,075	1,525	2,600
91-120	1,800	1,950	3,750
30-120	3,150	4,300	7,450 Jets

The forecast indicates that the 30 to 60-seat capacity segment has reached maturity, but will remain the backbone of the USA and Europe hub feeding system and will support the regional aviation development in some other world regions, such as China and Russia/CIS.

The 61 to 120-seat capacity segment will continue to help airlines match aircraft capacity to market demand with improved service levels, through the right-sizing of low load factor narrow-body flights, the natural growth of regional airlines on high demand 50-seat markets and the expansion into mid-sized markets.

We believe that emission is becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. Around 30% of current 61 to 120-seat jets in service has more than 20 years of age and will be replaced in the next years, resulting in substantial environmental and operational benefits.

Executive Jets

Market Overview

In 2007, the Executive Aviation Market reported more than 1,100 executive jet deliveries, the largest volume in its history and a 25% increase from 2006.

We estimate that the global Executive Aviation market between 2008 and 2017 will be valued at approximately US$201 billion – a 17% increase over last year’s projections – with deliveries of approximately 13,150 business jets.

Since 2005, the Executive Aviation industry has witnessed a shift in demand towards new markets. Russian, Middle Eastern and Asian demands have been fueled by strong economic growth rates in these regions and the continued depreciation of the U.S. dollar. As a result, U.S. participation in deliveries is already decreasing to an average of 50% of current orders.

Over the next ten years, Latin America, Asia-Pacific, Eastern Europe and the Middle East are expected to report a major increase in the number of executive jet deliveries. This is particularly true for Latin America, where lighter jets were always well-accepted and are well-suited to local needs. Therefore, the introduction of light and very light jets will be a key factor in sustaining higher deliveries to the region.

Since the introduction of the very light jet concept, very light jets have transitioned from an industry novelty to a sure-sale item and are poised to leverage the industry deliveries to new record levels. These small jets are a perfect fit for more traditional segments such as charter airlines and personal/leisure operators as well as emerging ones, as is the case of branded charter airlines and per-seat air taxi operators.

Whereas the Latin American growth stems mainly from turbo-prop fleet substitution, Asian and Eastern European growth rates are sustained by stronger economic performances and by the perspective of diminishing regulatory and fiscal barriers, which dampened the demand until now. Among other factors, including cultural, the deliveries forecast profile in those regions are likely to privilege aircraft with larger cabins and longer ranges.

Lastly, China is expected to demonstrate strong growth rates over the next years in both business jet delivery units and revenues. However, despite recent demand, growth and the excellent economic performance, the governmental development model, the cultural barriers, the government control over air space and the lack of civilian airport infrastructure are still major hurdles that will continue to prevent an even stronger Chinese growth rate forecast.

The non-traditional markets of Executive Aviation are likely to be even more relevant in the decade ahead, which will certainly claim more investments oriented towards strengthening local presence of OEMs.

Despite strong economic growth foreseen for emerging markets, the U.S. market is likely to continue to be the largest and the most mature, in absolute numbers. Notwithstanding, the US participation has been reduced by 18%, when compared to 2006 forecast figures, representing 54% of expected deliveries in the next ten years.

Our Executive Jets

We continued to make solid progress throughout 2007, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, the Phenom 300 and the Lineage 1000, we continue to evaluate opportunities in the Executive Aviation market. In September, at this year’s edition of the National Business Aviation Association (NBAA), we presented two new executive jet concepts that were approved by our Board of Directors in March, 2008, the MidSize Jet (MSJ) and the MidLight Jet (MLJ), positioned between the Legacy 600 and Phenom 300.

The first Phenom 100 completed final assembly in June 2007 and concluded its first flight in July 2007. The second Phenom 100 first flew in September 2007 and the third Phenom 100 first flew in December 2007. The Phenom 100 jets have since completed close to 280 hours of the Flight Test campaign.

In December 2007, the Phenom production hangar at our Gavião Peixoto facility was inaugurated. Final assembly and interior completion of all Phenom jets will take place at this facility. The third Phenom 100 final assembly occurred at the new facility.

The Phenom 300 cabin was expanded by 15 cubic feet of additional space for greater passenger comfort and layout flexibility. The first metal cut occurred in March 2007, sub-assembly began in mid-August 2007, and the fuselage assembly was completed in December 2007. The wing-fuselage mating of the Phenom 300 will take place at our Gavião Peixoto facility.

The Legacy 600 continues to be enhanced to further strengthen its competitiveness in the market, offering even more space and comfort to passengers. The cabin height now measures 6 feet (1.82 meter). The taller cabin, a slimmer valance and redesigned seats enhance comfort and space throughout three distinct zones, a unique feature in the super midsize category. The new Legacy 600 seats and divan feature a seamless berthing for sleep or relaxation. In addition, the jet has a new galley, forward lavatory external service, Bose cockpit headsets, and an auxiliary audio input that will allow cabin sound integration.

In October 2007, the first Lineage 1000 concluded its first flight. The ultra-large jet Lineage 1000 arrived on November 16, 2007 at PATS completion center, one of the companies in the DeCrane group, located in Georgetown, Delaware, United States. The aircraft is being outfitted with a customer-selected interior, designed by Priestman Goode, from the United Kingdom. The first delivery will take place in the second semester of 2008.

We concentrated significant investments in our customer support organization and network, which will total over US$100 million in 2008. We broke ground for two new service centers in Arizona and Connecticut. A third service center to be built in Florida was also announced as well as the commencement of the construction of our new Service Center in Le Bourget, France. In May 2007, ABS Jets, based in Prague, Czech Republic and Hawker-Pacific, based in Singapore, joined the Authorized Service Center network, which by the end of 2008 will comprise seven wholly-owned and 38 authorized service centers.

Our CAE Training Services was established in November 2007, based on a joint-venture between the two companies for the training of pilots and maintenance crew of Phenom jets. The initial training centers were announced, the first in Dallas, TX in 2008 and the second in Burgess Hill, U.K. in 2009.

The Legacy 600 maintenance program was further enhanced reducing associated labor by an additional 18%. The program methodology, based on the highest standards of commercial aviation is also the foundation for the maintenance programs being developed for the Phenom 100, Phenom 300 and Lineage 1000.

In partnership with Flightdocs, we have developed the Maintenance Tracking & Planning Service to supply customers’ needs on the aircraft maintenance control. In one year at service, the MTPS received very positive inputs and is already used by 64% of the Legacy fleet.

Finally, in 2007, three Operators Meetings of the EEOC - Embraer Executive Operators Conference, were held in different countries: France, United States and Russia. The purpose of the meetings was to build relationships and update services and solutions for operation support.

Substantial promotional investments were made to strengthen our Executive Jets brand in the market. We displayed the Legacy 600 and mock-ups of the Phenom 100, Phenom 300, MSJ/MLJ concept and a cross-section of the Lineage 1000 at the most important events around the globe, including NBAA in the U.S, EBACE in Europe, LABACE in Latin America, ABACE in Asia, and Dubai Air Show in the Middle East.

The mounting success of the Legacy 600 is a direct result of its broad market acceptance and continued product enhancements that has raised deliveries to 35 in 2007 up from 27 units in 2006, to executive aviation customers. With a fleet of 130 jets in 23 countries, the Legacy 600 holds a 14.5% market share in the super mid-size category.

Since the unveiling of their interiors at NBAA 2005, the Phenom 100 and Phenom 300 have met with high customer approval and market acceptance, forming a firm order backlog of more than 700 units.

Our unyielding commitment to business aviation has strengthened our presence in the Executive Aviation market and generated significant results in 2007. On December 31, 2007, our Executive Jets business unit had sales orders approaching US$5 billion.

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

As discussed below, any uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates, which could adversely affect our operations.

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

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the recent uncertainty in the economies of U.S. and other OECD countries has caused a retraction of credit on a worldwide basis, significant volatility in the international capital markets (including Brazil) and diminished investor interest in securities of Brazilian issuers, including ours. Crises in other emerging market countries also have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.889 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7%. Brazil’s real GDP increased 0.5% in 2003, despite the constraints on economic growth caused by high interest rates that prevailed at the beginning of 2003 as the Central Bank sought to combat inflationary pressures. See “Item 3D. Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and ADSs.” In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4%. Interest rates continued to be maintained at high levels, with the rates for interbank certificates of deposit (Certificados de Depósito Interbancário), or CDI, averaging 16.2% in 2004.

Given the positive 2004 results, investor confidence continued to be strong in 2005. The real appreciated by 8.1% and 11.8% against the U.S. dollar in 2004 and 2005, respectively, to R$2.3407 per US$1.00 at December 31, 2005.

In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI averaging 19.1% in 2005.

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real appreciated 8.7% against the U.S. dollar, reaching 2.138 per US$1.00 at December 31, 2006.

In 2007, Brazil’s GDP increased 5.4%, and the real appreciated 17.2% against the U.S. dollar, to R$1.7713 per US$1.00 at December 31, 2007. Inflation in 2007, as measured by the IGP-M, was 7.7%, and the CDI average was 11.9% in the same period.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the General Market Price Index (IGP-M) and published annually by Fundação Getulio Vargas, and the devaluation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2003	2004	2005	2006	2007
Inflation (General Market Price Index)	8.7%	12.4%	1.2%	3.8%	7.7%
Exchange Rate Variation (R$/US$)	18.2%	8.1%	11.8%	8.7%	17.2%

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

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Therefore, in connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We recognize revenues from sales by the commercial, executive aircraft, aviation services and defense and government segments when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and in the case of aviation services, when the service is provided to the customer.

We also recognize rental revenue for lease aircraft as operating leases, ratably over the lease term and recorded as net sales in the other segments.

In the defense and government segment, a significant portion of revenues is derived from long-term development contracts with the Brazilian and foreign governments, for which we recognize revenues under the percentage of completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

Revenues under exchange pool programs are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee directly related to actual flight hours of the covered aircraft.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met:

(i)	the delivered item has value to the client on a stand-alone basis;

(ii)	there is objective and reliable evidence of the fair value of the undelivered item; and

(iii)	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control.

If these criteria are not met, the arrangement is accounted for as one unit of accounting, which results in revenue being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value.

Sales deductions comprise indirect sales taxes and contractual concessions.

We offer contractual concessions that provide its customers with a reduction in the amount paid for the aircraft. The concessions are recorded as sales deductions in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, because the concessions represents a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft and recorded as net sales.

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

In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses derived from financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results. During 2006 and 2007, the fair value of guarantees recorded generated a sales deduction of US$1.6 million and income of US$2.5 million, respectively.

Sale of Residual Interests in Aircraft

In structured financings, an entity purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft, and a portion of the credit risk remains with that third party. We may provide financial guarantees in favor of the financial institution, and may also act as the equity participant in such financial structuring process. According to FIN 46-R (“Consolidation of Variable Interest Entities an interpretation of ARB 51”), an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain entity’s transaction through the third parties where we are the primary beneficiary.

We also effect transactions with third parties through which we transfers the risks and rewards in leased aircraft. When we determine that we are no longer the primary beneficiary, based on management’s evaluation of expected loss variability, we deconsolidate the related collateralized accounts receivables and corresponding recourse and non-recourse debt.

Overview

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

	2005			2006			2007
Commercial Aviation
Deliveries (1)
ERJ 145		46			12			7
ERJ 135		2			—			—
ERJ 140		—			—			—
EMBRAER 170		46	(1)		32	(2)		11
EMBRAER 175		14			11			34
EMBRAER 190		12			40			68
EMBRAER 195		—			3			10
Defense and Government (2)
Deliveries		7			5	(1)		4
Executive Aviation
Deliveries (1)		14			27			35
Other Operating Information
Total backlog (in millions) (3)	US$	10,383		US$	14,806		US$	18,827
(1)	Deliveries identified by parentheses are aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation.
(3)	Since December 31, 2007, we have received 50 additional firm orders for our EMBRAER 170/190 jet family and 11 options for the EMBRAER 170/190 jet family were converted into firm orders.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. Total defense and government net sales include approximately 82% of net sales denominated in U.S. dollars and 18% denominated in Brazilian reais, but indexed to the U.S. dollar through price adjustment indices. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). Total aviation services net sales include approximately 78.7% of net sales denominated in U.S. dollars and other foreign currencies and 21.3% in Brazilian reais, but indexed to the U.S. dollar through price adjustment indices. Finally, we generate revenue from our other related businesses, which include operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

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

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indices related to raw material and labor costs. The deposits, progress payments and option payments are generally non-refundable. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense and government customers continue to provide customer advances, which are converted into revenue as we achieve pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are generally non-refundable.

Cost of Sales and Services

Cost of sales and services consist of the cost of the aircraft and of services rendered, comprising:

•
Material— Substantially all of materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor—These costs are primarily real-denominated.

•
Depreciation—Property, plant and equipment is depreciated over useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in Cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

In accordance with SFAS 5, “Accounting for Contingencies,” we accrue a liability for the obligations associated with product warranties, which is recorded on the aircraft delivery date and estimated based on historical experience which are recorded in the consolidated statement of income under Cost of sales and services.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs will be recognized when the product or service is provided to the customer.

Recent Developments

Backlog

Our firm order backlog for the Commercial Aviation, Executive Aviation, and Defense and Government segments increased by US$1.5 billion during the first quarter in 2008, totaling a record of US$20.3 billion. During the first quarter of 2008, we delivered 45 aircraft in total, comprising 38 jets to the Airline Market and seven jets to the Executive Aviation segment. After delivering a record number of aircraft in 2007, we continue to implement improvements on our industrial processes, affirming the commitment assumed with our shareholders, customers and suppliers. As our production rate has been maintained at the 14 E-jets per month level, we confirm our estimates to deliver between 195 and 200 jets, plus 10 to 15 Phenom 100 executive jets, in 2008.

New Brazilian Airline

In March 2008, we entered into an agreement with the newest Brazilian airline, being formed by a group of investors lead by David Neeleman, the founder of JetBlue, for the sale of 36 EMBRAER 195 jets. The agreement includes options for an additional 20 aircraft and purchase rights for an additional 20 aircraft. The total value of the order, at list price, is US$1.4 billion, and could reach US$3 billion, if all of options and purchase rights are confirmed.

Embraer MSJ & Embraer MLJ Executive Jets

In April 2008, we formally introduced, our new Embraer MSJ and Embraer MLJ executive jet programs, which were recently approved by our Board of Directors. The midsize Embraer MSJ, with a 3,000 nautical miles range, and the midlight Embraer MLJ, with a 2,300 nautical miles range, will be positioned between the Legacy 600 and the Phenom 300 in our executive jets portfolio. An estimated US$ 750 million will be invested in research and development for the new models, which are expected to enter into service in the second semester of 2012 and 2013, respectively.

Results of Quarter ended March 31, 2008

On May 6, 2008, we announced our unaudited financial results for the first quarter of 2008. For further information, see our report on Form 6-K filed with the SEC on May 7, 2008.

Results of Operations

The following table presents Statement of Income data by business segment for the periods indicated.

Summary Financial Data by Business

	Operating Income
	Year ended December 31,
	2005	2006	2007
	(in US$ millions of dollars)
Net sales:
Commercial Aviation	2,632.0	2,353.2	3,376.6
Executive Aviation	278.1	582.1	838.0
Aviation Services	387.3	479.8	528.2
Defense and Government	423.7	226.7	346.4
Other related businesses	68.4	117.7	156.0
	3,789.5	3,759.5	5,245.2
Cost of sales and services:
Commercial Aviation	(1,892.4)	(1,780.5)	(2,737.3)
Executive Aviation	(194.0)	(399.0)	(602.5)
Aviation Services	(272.5)	(349.6)	(393.1)
Defense and Government	(322.0)	(174.5)	(236.8)
Other related businesses	(58.0)	(103.2)	(123.8)
	(2,738.9)	(2,806.8)	(4,093.5)

Gross profit:
Commercial Aviation	739.6	572.7	639.3
Executive Aviation	84.1	183.1	235.5
Aviation Services	114.8	130.2	135.1
Defense and Government	101.7	52.2	109.6
Other related businesses	10.4	14.5	32.2
	1,050.6	952.7	1,151.7
Operating expenses:
Commercial Aviation	(315.7)	(303.4)	(299.3)
Executive Aviation	(44.5)	(130.4)	(237.6)
Aviation Services	(32.3)	(25.6)	(80.1)
Defense and Government	(50.3)	(38.0)	(60.5)
Other related businesses	-	-	(6.0)
Unallocated corporate expenses	(97.5)	(112.5)	(94.0)
	(540.3)	(609.9)	(777.5)

Income from operations	510.3	342.8	374.2

The following table sets forth Statement of Income information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2005			2006			2007
	(in US$ millions of dollars, except percentages)

Net sales		3,789.5	100.0%		3,759.5	100.0%		5,245.2	100.0%
Cost of sales and services		(2,738.9)	72.3		(2,806.8)	74.7		(4,093.5)	78.0
Gross profit		1,050.6	27.7		952.7	25.3		1,151.7	22.0
Operating expense
Selling expenses		(159.8)	4.2		(220.6)	5.9		(361.3)	6.9
Research and development		(93.2)	2.5		(112.7)	3.0		(259.7)	5.0
General and administrative		(205.2)	5.4		(235.5)	6.3		(234.7)	4.5
Employee profit sharing		(56.1)	1.5		(42.7)	1.1		-	-
Other operating income (expenses), net		(26.1)	0.7		1.7	—		78.4	1.5
Income from operations		510.3	13.5		342.8	9.1		374.2	7.1

Non-operating income (expense)
Interest income (expenses), net		(4.1)	0.1		105.4	2.8		163.4	3.1
Foreign exchange gain (loss), net		(15.2)	0.4		(4.1)	0.1		(37.7)	0.7
Other non-operating income, net		9.1	0.2		—	—		—	—
Income before income taxes		500.0	13.2		444.2	11.8		499.9	9.5
Income tax expenses		(41.6)	1.1		(44.4)	1.2		(2.7)	0.0
Income before minority interest and results of affiliates		458.4	12.1		399.8	10.6		497.2	9.5
Minority interest		(9.6)	0.3		(9.6)	0.3		(8.2)	0.2
Equity in results of affiliates		(3.1)	0.1		—	—		0.3	0.0
Net income	US$	445.7	11.8%	US$	390.1	10.4%	US$	489.3	9.3%

2007 Compared with 2006

Net sales. Net sales increased 39.5% from US$3,759.5 million in 2006 to US$5,245.2 million in 2007. Net sales in the commercial aviation segment increased 43.5% from US$2,353.2 million in 2006 to US$3,376.6 million in 2007. Net sales in the executive aviation segment increased 44.0% from US$582.1 million in 2006 to US$838.0 million in 2007. Net sales from aviation services increased 10.1% from US$479.8 million in 2006 to US$528.2 million in 2007. Defense and government net sales increased 52.8% from US$226.7 million in 2006 to US$346.4 million in 2007. Other related businesses net sales increased 32.5% from US$117.7 million in 2006 to US$156.0 million in 2007.

The increase in commercial aviation net sales is primarily due to a higher number of deliveries during the period. We delivered 130 aircraft in 2007, compared to 98 aircraft in 2006 for that segment, with a more favorably priced product mix. This increase in the number of deliveries for all segments is due to positive measures we undertook during 2007 to adjust our industrial processes to meet the deliveries scheduled for the period. These measures included the hiring of new employees, implementing a third shift for some production processes and introducing the lean manufacturing system . The increase in executive aviation net sales resulted from the delivery of 35 Legacy 600 executive jets in 2007 compared to 27 aircraft of the same model delivered in 2006. The increase in net sales from aviation services is mostly due to an increase in revenues from spare parts sales and services rendered, since the fleet of our jets is increasing. The increase in defense and government net sales is due to higher revenue during 2007 compared to 2006 as recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program, when we delivered 28 aircraft in 2007, compared with 14 deliveries of the same model in 2006.

Cost of sales and services. Cost of sales and services increased 45.8% from US$2,806.8 million in 2006 to US$4,093.5 million in 2007, primarily due to the 30.0% increase in deliveries during the period, the costs related to hiring and training approximately 4,500 new employees, and overtime costs. Approximately 13% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 78.0% in 2007, compared to 74.7% in 2006.

Gross profit. Our gross profit increased 20.9% from US$952.7 million in 2006 to US$1,151.7 million in 2007, primarily due to the 17.2% appreciation of the real against the U.S. dollar during the period and costs associated with the hiring and training of new employees, and overtime work. As a result, our gross margin decreased from 25.3% in 2006 to 22.0% in 2007.

Operating expenses. Operating expenses increased 27.5% from US$609.8 million in 2006 to US$777.5 million in 2007.

Research and development expenses in 2007 were US$259.7 million, compared to US$112.7 million in 2006. This increase is mainly attributed to the development of new products for the executive aviation segment and the research for improvements to all our products. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, totaled US$23.7 million in 2007 compared to US$36.0 million in 2006.

Selling expenses increased 63.8% in 2007 compared to 2006 due to higher marketing campaign expenses related to our Executive Aviation products and variable sales expenses in the period because of the higher number of deliveries.

General and administrative expenses decreased 1% from US$235.5 million in 2006 to US$234.7 million in 2007, mainly due to the savings from the implementation of a process optimization program, the P3E (Embraer Entrepreneurial Excellence Program), an internal plan focused on costs and expense control and gains in productivity.

Other operating income (expenses), net represented income of US$78.4 million in 2007, compared to an income of US$1.7 million in 2006, mainly due to the reversal of a provision in the amount of US$104.8 million as a result of a Supreme Court decision not subject to appeal that was granted in our favor in which we had challenged the broader basis for calculating the PIS/COFINS tax. See “Item 8A. Legal Proceedings~~.~~” and Note 17 to our consolidated financial statements.

As a result of the foregoing factors, total operating expenses as a percentage of net sales decreased from 16.2% in 2006 to 14.8% in 2007.

Financial income (expense), net. Financial income (expense), net, increased to an income of US$163.4 million in 2007 from an income of US$105.4 million in 2006, primarily as a result of a US$89.4 million reversal of interest on the PIS/COFINS contingency provisions, based on a favorable Supreme Court decision not subject to appeal that was granted in our favor, in which we had challenged the broader basis for calculating PIS/COFINS tax. See “Item 8A. Legal Proceedings.”

Foreign exchange gain (loss), net. Foreign exchange gain (loss), net, increased from a loss of US$4.1 million in 2006 to a loss of US$37.7 million in 2007, reflecting the exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars.

Income tax expense. The effective tax rate in 2006 was 10.0%, compared to 0.5% in 2007. Income tax expenses decreased from US$44.4 million in 2006 to US$2.7 million in 2007, mainly due to higher benefits from having made tax-deductible distributions in the form of interest on capital, from higher research and development tax incentives and from differences in foreign jurisdiction tax rates.

Net income. As a result of the foregoing factors, our net income increased 25.4% from US$390.1 million in 2006 to US$489.3 million in 2007. In 2007, net income was 9.3% of net sales compared to 10.4% in 2006.

2006 Compared with 2005

Net sales. Net sales decreased 0.8% from US$3,789.5 million in 2005 to US$3,759.5 million in 2006. Net sales in the commercial aviation segment decreased 10.6% from US$2,632.0 million in 2005 to US$2,353.2 million in 2006. Net sales in the executive aviation segment increased 109.4% from US$278.1 million in 2005 to US$582.1 million in 2006. Net sales from aviation services increased 23.9% from US$387.3 million in 2005 to US$479.8 million in 2006. Defense and government net sales decreased 46.5% from US$423.7 million in 2005 to US$226.7 million in 2006. Net sales from other related businesses increased 72.1% from US$68.4 million in 2005 to US$117.7 million in 2006.

The decrease in commercial aviation net sales is primarily due to a lower number of deliveries during the period. We delivered 98 aircraft in 2006, compared to 120 aircraft in 2005 for that segment, partially offset by a more diverse product mix. This decrease in the number of deliveries is due to delays in the supply chain and difficulties related to the wing assembly of the EMBRAER 190 and the EMBRAER 195 jets. The increase in executive aviation net sales resulted from the delivery of 27 Legacy 600 executive jets in 2006 compared to 14 aircraft of the same model delivered in 2005. The increase in net sales from aviation services is mostly due to an increase in revenues from spare parts sales and services rendered, since the fleet of our jets in increasing. The decrease in defense and government net sales is due to lower revenue during 2006 compared to 2005 as recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program. The decrease is also due to a lower number of aircraft delivered for the transportation government officials and state-owned airlines. In 2006 we delivered five aircraft for that segment compared to seven deliveries in 2005. The increase in net sales from other related businesses is mostly due to an increase in revenues from spare parts sales and services rendered, and to the remarketing of used ERJ 145 aircraft.

Cost of sales and services. Cost of sales and services increased 2.4% from US$2,738.9 million in 2005 to US$2,806.8 million in 2006, primarily due to the 8.7% exchange rate (R$/US$) decrease during the period, and the difficulties with the production ramp-up of the EMBRAER 190 and EMBRAER 195 jets, especially those related to the wing assembly. Approximately 13% of our cost of sales and services is denominated in reais. Cost of sales and services as a percentage of net sales increased to 74.7% in 2006, compared to 72.3% in 2005.

Gross profit. Our gross profit decreased 9.3% from US$1,050.6 million in 2005 to US$952.7 million in 2006, primarily due to the exchange rate (R$/US$) decrease during the period and costs associated with the production learning curve associated with deliveries of the EMBRAER 170/190 family. As a result, our gross margin decreased from 27.7% in 2005 to 25.3% in 2006.

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

Selling expenses presented an increase of 38.0% in 2006 compared to 2005 due to expenses associated with the implementation of a dedicated sales force and a marketing strategy to promote the new Phenom 100 and Phenom 300 executive jets, and efforts to support the commencement of the EMBRAER 190 model operations.

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

Other operating income (expenses), net represented an expense of US$26.1 million in 2005 and an income of US$1.7 million in 2006, primarily due to the reversal of accrued tax penalties resulting from the favorable settlement of certain tax disputes in 2006.

As a result of the foregoing factors, operating expenses as a percentage of net sales increased from 14.3% in 2005 to 16.2% in 2006.

Financial income (expense), net. Financial income (expense), net, represented an expense of US$4.1 million in 2005 and an income of US$105.4 million in 2006, primarily as a result of an increase in net interest income derived from higher net cash availability in 2006 and the reversal of accrued interest charges resulting from new tax regulations which allowed companies to refinance tax payables and reduce interest and penalties.

Foreign exchange loss net. Foreign exchange loss net, decreased from a loss of US$15.2 million in 2005 to a loss of US$4.1 million in 2006, reflecting the exchange variations on monetary assets and liabilities denominated in other currencies which are translated to U.S. dollars.

Income tax expense. The effective tax rate in 2006 was 10.0%, compared with 8.3% in 2005. Income tax expenses presented a 6.8% increase from US$41.6 million in 2005 to US$44.4 million in 2006, mainly due to foreign exchange and translation effects in our financial statements.

Net income. As a result of the foregoing factors, our net income decreased 12.5% from US$445.7 million in 2005 to US$390.1 million in 2006. In 2005, net income was 11.8% of net sales compared to 10.4% in 2006.

5B.	Liquidity and Capital Resources

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. For further information, see “Item 4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Business Overview—Production, New Orders and Options.” We believe that these sources of funds will be sufficient to fund our future liquidity needs, continue to develop the EMBRAER 170/190 jet family, develop our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, and make other planned capital expenditures and pay dividends and interest on capital. Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Working Capital and Net Cash Provided by Operating Activities

We had a working capital surplus of US$1,796.3 million at December 31, 2006 and US$2,310.3 million at December 31, 2007. Working capital increased mainly, due to an increase in our inventories as a result of an increase in our aircraft production and in our spare parts to support the greater number of aircraft in service.

In 2007, our net cash used in operating activities was US$52.0 million, compared to net cash provided by operating activities of US$386.9 million in 2006, and net cash used in operating activities of US$346.9 million in 2005.

Net Cash Used in Investing Activities

In 2007, our net cash used in investing activities was US$255.9 million compared to US$179.5 million in 2006 and US$50.5 million in 2005. The increase in 2007 was mainly due to an increased of disbursements for acquisition of property, plant and equipment as the production ramp-up of aircraft in the EMBRAER 170/190 family has reached its final stage. In addition, in 2007 escrow deposits were released to us following favorable final decisions with respect to tax claims we were pursuing.

Capital Expenditures

We disbursed cash for acquisitions of property, plant and equipment of US$208.9 million in 2007, US$90.8 million in 2006, and US$51.8 million in 2005. These expenditures related to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models.

We currently expect investments in property, plant and equipment to total approximately US$330.0 million in 2008 and an additional US$270.0 million in 2009, primarily related to the production of the EMBRAER 170/190 jet family, as well as our executive jets and defense aircraft.

Cash Provided by (Used in) Financing Activities and Total Debt

Net cash provided by financing activities was US$24.9 million in 2005 compared to net cash used by financing activities of US$395.1 million in 2006 and net cash provided in financing activities of US$137.0 million in 2007. In addition, during 2007 we raised new borrowings of US$1,772.0 million, compared to new borrowings of US$1,258.2 million and US$1,523.3 million during 2006 and 2005, respectively. Furthermore, we also repaid US$1,472.0 million of our indebtedness in 2007, compared to repayment in the aggregate amount of US$1,497.8 million and US$1,308.8 million in 2006 and 2005, respectively. In 2007, we distributed US$163.5 million in the form of interest on capital compared to US$157.8 million and US$198.9 million distributed in 2006 and 2005, respectively.

At December 31, 2007, we had total debt of US$1,753.0 million under our financing arrangements described below, 46.8% of which was long-term debt and 53.2% of which consisted of short-term debt. In comparison, we had total debt of US$1,349.2 million at December 31, 2006 and US$1,553.4 million at December 31, 2005, consisting of 62.7% and 69.4% of long-term debt, respectively. Our total debt decreased from 2006 to 2007 largely due to repayments of loans.

Credit Facilities and Lines of Credit

Long-term facilities

In December 2002, we entered into a US$100.0 million credit facility with Santander Central Hispano Benelux S.A., fully disbursed, to fund our purchases of wings and other equipment from Gamesa. As of December 31, 2007, US$14.1 million was outstanding under this facility (US$13.8 million is currently short-term), which bears interest at a fixed rate of 4.79% per annum with final maturity in February 2009.

In March 2005, we entered into a credit agreement with Bladex – Banco Latino Americano de Exportaciones S.A., for an import financing facility of US$51.0 million, at a cost of LIBOR plus 1.88% per annum with final maturity in September 2010, of which US$43.3 million remained outstanding as of December 31, 2007 (US$17.9 million in the short-term including principal and accrued interest). The spread over LIBOR was renegotiated and, from March 2007 the spread is 1.10% per annum.

In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million, at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$50.8 million remained outstanding as of December 31, 2007 (US$0.8 million is currently short-term) including principal and accrued interest.

In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and the B2 loan for up to US$85.0 million. The terms of the loans are 12, 10 and eight years, respectively, and the loans bear interest at an average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement in an amount equivalent to 12 months interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility has covenants related to compliance with IFC general environmental, health and safety guidelines. We also agreed to a mandatory pre-payment provision, which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of December 31, 2007, US$159.5 million remained outstanding under this facility (US$26.8 million in the short-term) including principal and accrued interest. We renegotiated the spread over LIBOR and since May, 2007 the spread is 1.21% per annum, In addition, as of December 17, 2007 we have negotiated the release of the mortgage over three EMBRAER 170/190 pre-series aircraft.

In August 2006, we entered into two separate syndicated credit agreements with Banco BNP Paribas Brasil S.A., in each case as administrative agent for the lenders under each facility in the total amount of US$500.0 million. The trade finance credit facility provides for US$250.0 million in loans to be made to finance certain of our exports and imports, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million, and is available for multiple drawdowns on a non-revolving basis until August 25, 2009, unless fully disbursed prior thereto. Each drawdown is repayable in full in two years from the borrowing date. The trade financing facility is subject to a commitment fee of 25 basis points over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points, respectively, for export or import finance disbursements thereof. The other agreement is a US$250.0 million syndicated revolving credit facility, with a five-year availability period. Disbursements under the revolving credit facility will be repayable on August 25, 2011. This revolving credit facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. Both facilities contain customary covenants and restrictions, including but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. In addition, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the trade finance facility will be available to us. If we make any disbursements under the trade finance facility, we will be required to grant a first priority pledge on certain of our export receivables, as determined by us at the disbursement date. As of December 31, 2007, no disbursement had been made under these facilities.

In October 2006, our wholly-owned finance subsidiary, Embraer Overseas Limited, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2007, US$411.2 million was outstanding (US$11.2 million is currently short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376,3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

In November 2006, we entered into a credit facility in the amount equivalent of US$37.0 million (R$79.1 million) with FINEP – Financiadora de Estudos e Projetos to support the development costs of Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2007. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a first priority mortgage of our Eugênio de Melo facility and a chattel mortgage of certain machines and equipment. The credit facility is repayable from December 2008 to December 2013. As of December 31, 2007, the equivalent of US$44.8 million (R$79.3 million) remained outstanding under this facility, US$0.8 million (R$1.3 million) in the short-term including principal and accrued interest. In addition, our subsidiaries maintain credit facilities with FINEP. As of December 31, 2007, the outstanding balance was equivalent to US$7.8 million (R$13.8 million), of which US$2.1 million (R$3.6 million) is currently in short-term.

We have various other loans and credit agreements with aggregate outstanding borrowings of US$230.8 million at December 31, 2007, of which US$164.5 million was allocated to our subsidiaries.

Some of our long-term financing arrangements include customary covenants and restrictions, including those that require us to maintain defined debt liquidity and interest expense coverage ratios, with which we were in compliance at December 31, 2007 and none of which are expected to have a material effect on our business. See “Item5F. Tabular Disclosure of Contractual Obligations” and Note 20 to our consolidated financial statements for further information on these financing arrangements.

Short-term facilities

In 2006 and 2007, we entered into various credit agreements with BNDES for short-term pre-export credit financing. At December 31, 2007, we had US$712.5 million outstanding under these arrangements, at a cost of TJLP plus 2.16% per annum, with maturities from January 2008 to December 2008.

We have various other short-term loans and credit agreements with aggregate outstanding borrowings of US$80.5 million at December 31, 2007, which where totally allocated to our subsidiaries to finance working capital requirements. See Note 20 to our consolidated financial statements for further information on our short-term financing arrangements.

Capital Contributions and Issuances of Capital Stock

During 2007, we received capital contributions in the aggregate amount of US$3.6 million, representing the issuance of common shares upon the exercise of options. During 2007, we issued 561,130 common shares at a weighted average exercise price of R$12.07 per share.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, we expect to adopt SFAS 157 at the beginning of 2008. This standard clarifies the definition of fair value, establishes a framework for using fair value to measure assets and liabilities, and expands the disclosures on fair value measurements. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The effect, if any, of the adoption of SFAS 157 on our consolidated financial position, annual results of operations or cash flows has not yet been finalized.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115.” SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of 2008. We have chosen not to adopt the fair value option for financial assets and financial liabilities.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination,” which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)'s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires measuring the non-controlling interest in the acquiree at fair value, which results in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in our case, January 1, 2009).

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51,” which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 will be effective for us as of January 1, 2009. Although earlier adoption is prohibited, the presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are currently evaluating the impact of such new pronouncement in our consolidated financial statements but believe that it will not generate a material impact on our consolidated results of operations or financial position.

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

We invest significantly in the development of new projects. Total research and development expenses for 2005, 2006 and 2007, including expenses related to the development of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300 and Lineage 1000 executive jets, were US$93.2 million, US$112.7 million and US$259.7 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 2.5% in 2005, 3.0% in 2006 and 5.0% in 2007. Research and development costs increased as a percentage of our net sales in 2005 mainly because we only recognized US$55.1 million in contributions from our risk-sharing partners and also due to the 13.4% appreciation of the real against the U.S. dollar during the period, as approximately 85% of our research and development costs are real dominated. The increase in our research and development costs in 2006 was mainly due to the development of our new executive jets and the 9.5% appreciation of the real against the U.S. dollar during the period, partially offset revenues of US$57.0 million, related to an agreement we reached with KHI and KAB in 2006, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for those aircraft as well as cash contributions from our risk-sharing partners in the amount of US$36 million as a result of the fulfillment of certain contractual milestones. In 2007 our Board of Directors approved investments of US$320 million for the next five years for studies regarding new technologies of materials, fuel options and product development. After the first flight in the second half of 2007, both Lineage 1000 and Phenom 100 entered on its testing phase, demanding higher research and development investments. In 2007, the real appreciated by 17.2% against the dollar, also impacting research and development costs for us.

We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs, whether commercial or executive aviation.

In 2008, we expect our research and development costs to total approximately US$243.0 million, excluding contributions from risk-sharing partners, but including estimated costs of US$123.0 million related to development of our new executive jets, US$48.0 million related to improvements in our commercial aviation segment products, and US$72.0 million related to development of technology.

We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

5D.	Trend Information

The following table summarizes our order book for the commercial aviation segment at March 31, 2008 Our total firm order backlog at that date, including executive jets and defense aircraft, was US$20.3 billion (US$18.8 billion at December 31, 2007).

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	733	75	690	43
EMBRAER 170	179	114	139	40
EMBRAER 175	129	148	74	55
EMBRAER 190	431	479	140	291
EMBRAER 195	96	99	16	80

The following tables set forth our commercial aviation order book at March 31, 2008 by aircraft type, customer and country.

ERJ 135:
Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—
TOTAL	108	108	—

ERJ 140:
Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—
TOTAL	74	74	—

ERJ 145:
Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
NHA Group (China)	50	7	43
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—
TOTAL	733	690	43

EMBRAER 170:
Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland) (1)	4	4	—
Egypt Air	12	6	6
Finnair (Finland)	10	10	—
Gecas (USA)	9	8	1
JAL (Japan)	10	—	10
Lot Polish (Poland)	6	6	—
Regional (France)	7	—	7
Republic Airline (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South Africa Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	—	2
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	3	3
Virgin Nigeria (Nigeria)	7	—	7
Undisclosed	2	—	2
TOTAL	179	139	40
(1) ECC Leasing: one aircraft delivered to Cirrus, two to Paramount and one to Satena.

EMBRAER 175:
Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland) (2)	1	1	—
Gecas (USA)	5	5	—
Lot Polish (Poland)	16	4	12
Northwest Airlines (USA)	36	17	19
Republic Airlines (USA)	54	32	22
Royal Jordanian (Jordan)	2	—	2
TOTAL	129	74	55
(2) ECC Leasing: one aircraft delivered to Air Caraibes (Guadalupe)

EMBRAER 190:
Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Moldova (Moldova)	1	—	1
Copa (Panama)	15	11	4
Finnair (Finland)	13	8	5
Gecas (USA)	23	11	12
Hainan (China)	50	—	50
JetBlue (USA)	104	33	71
ECC (Ireland) (3)	1	1	—
Jetscape (USA)	10	—	10
KLM (Holland)	10	—	10
Lufthansa (Germany)	30	—	30
M1 Travel (Lebanon)	8	—	8
NAS Air (Saudi Arabia)	5	—	5
Regional (France)	11	6	5
Taca (El Salvador)	11	—	11
TAME (Ecuador)	3	3	—
US Airways (USA)	47	14	33
Virgin Blue (Australia)	18	2	16
Virgin Nigeria (Nigeria)	3	—	3
Undisclosed	17	—	17
TOTAL	431	140	291
(3) ECC Leasing: one aircraft delivered to Jet Blue (USA)

EMBRAER 195:
Customer	Firm Orders	Delivered	Firm Order Backlog
Alpi Eagles (Italy)	10	—	10
BRA (Brazil)	20	—	20
Flybe (UK)	14	10	4
Gecas (USA)	8	4	4
Royal Jordanian (Jordan)	2	2	—
Universal Airlines (Spain)	6	—	6
Undisclosed	36	—	36
TOTAL	96	16	80

For additional information regarding trends in our business, see “Item 4B. Business Overview—Business Strategies” and “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we participate in certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments that are discussed below. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Description	At December 31, 2006	At December 31, 2007
	(in US$ thousands)
Maximum financial guarantees	1,741,559	1,701,626
Maximum residual value guarantees	930,002	946,366
Mutually exclusive exposure (*)	(433,112)	(415,460)
Provisions and liabilities recorded	(116,402)	(24,459)

Off-balance sheet exposure	2,122,047	2,208,072
Estimated proceeds from performance guarantees and underlying assets	2,177,379	2,352,682

(*)
In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, the residual value and financial guarantees have not been combined to calculate the maximum exposure.

As discussed in Note 35 of our consolidated financial statements included, as of December 2006 and December 2007, we maintained escrow deposits in the total amount of US$272.7 million and US$287.5 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Trade-in Obligations

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase of a new aircraft. At December 31, 2007, 18 commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options due to new sales contracts. See “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. In 2007, we were not required to accept aircraft for trade-in.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and we were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$2,208.1 million as of December 31, 2007. For further discussion of these off-balance sheet arrangements, see Note 35 of our consolidated financial statements.

At December 31, 2007, we had US$287.5 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2007) and from other offsetting collections, such as cash deposits, would be US$2,352.7 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2007, we had invested part of the US$287.5 million deposited in escrow accounts in 14-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$7.6 million in 2007 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. See Note 11 to our consolidated financial statements.

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

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2007.

Contractual Obligations	Total		Less than 1 year		1 – 3 years		3 – 5 years		More than 5 years
Loans and interest	US$	2,098.5	US$	996.2	US$	293.7	US$	224.5	US$	584.1
Pension fund		135.9		18.0		26.2		26.2		65.5
Capital lease obligations		17.6		4.6		6.3		4.2		2.5
Operating leases		24.5		6.3		7.6		1.7		8.9
Purchase obligations		5.7		5.3		0.4		-		-
Non recourse and recourse debt		485.7		114.0		25.3		197.3		149.1
Customer advances		1,169.5		801.6		302.6		60.6		4.7
Contribution from supliers		112.2		-		110.7		1.5		-
Other long-term liabilities		816.4		264.8		337.9		133.4		80.3
Total	US$	4,866.0	US$	2,210.8	US$	1,110.7	US$	649.4	US$	895.1

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2007. This floating rate exposure is managed through derivatives operations. See “Item11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other long-term liabilities include taxes and social charges payable in the total amount of US$565,0 million at December 31, 2007. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of 11 members, and our Diretoria, or executive officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal or Fiscal Council, which is composed of five members and an equal number of alternates.

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

The transition Board of Directors is composed of 11 members, including (i) Mr. Maurício Novis Botelho, who is Chairman; (ii) one member appointed by the Brazilian Government; (iii) two members appointed by our employees; and (iv) one member appointed by each of Cia. Bozano, PREVI and SISTEL, our former controlling shareholders.

Beginning after the annual general shareholders’ meeting in 2009 to approve our financial statements for the fiscal year ended December 31, 2008, our Board of Directors will be appointed for two-year terms by our shareholders and there will be only three permanent members on our Board of Directors: (i) one to be appointed by the Brazilian Government, as holder of the “golden share,” and (ii) two to be appointed by our employees. The remaining eight directors will be elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Memorandum and Articles of Association—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our board members. The Brazilian Corporate Law requires each director to hold at least one of our shares. There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions and brief biographical descriptions of the members of the transition Board of Directors at April 18, 2007.

Name	Age	Position	Year First Elected
Maurício Novis Botelho	65	Chairman of the Board of Directors	2000
Vitor Sarquis Hallack	55	Member of the Board of Directors	1995
José Reinaldo Magalhães	52	Member of the Board of Directors	2006
Wilson Carlos Duarte Delfino	61	Member of the Board of Directors	2004
Neimar Dieguez Barreiro	63	Member of the Board of Directors	2004
Boris Tabacof	79	Member of the Board of Directors	2006
Eduardo Salomão Neto	44	Member of the Board of Directors	2006
Hermann Wever	71	Member of the Board of Directors	2006
Samir Zraick	67	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	48	Member of the Board of Directors	1999
Claudemir Marques de Almeida	55	Member of the Board of Directors	2004

Maurício Novis Botelho. Mr. Botelho is the Chairman of the Board of Directors since March 2006 and served as President and Chief executive officer since September 1995. In September 1995 he was appointed as President and CEO of Embraer, and has led the company after its privatization instituting a new entrepreneurial corporate culture focused on customer satisfaction, resulting in a successful turnaround and positioning Embraer as one of the world leaders in the aeronautical market. Mr. Botelho served as CEO of OTL – Odebrecht Automação & Telecomunicações Ltda., also known as OTL and later named Stelar Telecom, a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., or CMW, an industrial automation company, from 1985 to 1995. He was also the CEO of STL – Engenharia de Sistemas Ltda., also known as STL, a project engineering company, from 1985 to 1995, a partner in Soluções Integradas PROLAN Ltda., also known as PROLAN, a corporate network company, from 1994 to 1995, and executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., or TENENGE, a construction company, during 1992. During 1995, Mr. Botelho was an executive officer of Cia. Bozano. His business address is the address of our principal executive offices. Presently, in addition to his position as Chairman of our Board of Directors, Mr. Botelho is President of Mogno Consultoria de Negócios Ltda, a Board member of Perdigão S.A. and CDES, a strategic advisory board to the Presidency of Brazil. Mr. Botelho has been awarded, among others, the Ordem do Rio Branco (the highest condecoration from the Brazilian Government), Commander, and the Legion d'Honneur, Chevalier, from France.

Vitor Sarquis Hallack. Mr. Hallack is our Vice-Chairman. He is the Chairman of the board of directors of Camargo Corrêa S.A. (“CCSA”), and board member of several other companies of CCSA, since September 2006. Previously he worked for the Bozano Group, an investment holding Company based in Rio de Janeiro, Brazil, from 1993 to 2006, as an Executive Director, with responsibility for overseeing the portfolio companies. Mr. Hallack also worked for VALE, a mining and natural resources company for 17 years where he served as chief financial officer and executive director of Business Development from 1990 to 1993. During his time at VALE, he sat on the board of several affiliated companies. Mr. Hallack has a law degree from the UFJF- Federal University of Juiz de Fora, Brazil and an MBA from Pace University, USA.

José Reinaldo Magalhães. Mr. Magalhães has been the Chief Investment Officer of PREVI, since January 2006. He was the deputy general manager of the New York branch of Banco do Brasil between July 2004 and December 2005 and representative at the Chicago Office between December 2002 and June 2004. From 1995 to 1998 he was a manager of the international division of Banco do Brasil. He was a member and vice chairman of the board of directors of Companhia Energética do Rio Grande do Norte from 1998 to 2002 and chairman of the board of directors of Companhia Energética de Pernambuco from 2000 to 2002.

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

Neimar Dieguez Barreiro. Mr. Barreiro has been a Lieutenant Brigadier in the Brazilian Air Force since November 2005 and the Secretary of Economy and Financing of the Brazilian Air Force since August 2001. He is also the representative of the Air Force in the Interministerial Follow-up Group of the Strengthening Program of Control of the Brazilian Air Space. He has served in the Brazilian Air Force since 1963. He is the representative of the Brazilian government, through the government’s ownership of the “golden share”.

Boris Tabacof. Mr. Tabacof has been Vice Chairman of the Board of Directors of Suzano Holding since 2004. From 2001 to 2004 he was president of Suzano and its subsidiaries. From 1993 to 2001, Mr. Tabacof was a member of the Board of Directors of Holding Nemofeffer, of Companhia Suzano and of Bahia Sul. Prior to that he occupied the position of director of Bahia Sul Papel e Celulose and director of the Safra Finance Group. He was also the finance secretary of the state of Bahia, responsible for the implementation of a tax reform in the state. He was the president of the economic board of the Federação das Indústrias do Estado de São Paulo, or Fiesp and is currently its vice president of the economics department of the Centro das Indústrias do Estado de São Paulo, or CIESP.

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

Samir Zraick. Mr. Zraick was chief financial officer of Cia. Vale do Rio Doce-CVRD and Head of its US Affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP Business Development of Caemi Mineração e Metalurgia S. A. from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia from July 2004 to March 2006. At the moment Mr. Zraick also seats on the Boards of Mineração e Metálicos S.A. - MMX, MPX Energia S.A. and LLX Logística S.A.

Paulo Cesar de Souza Lucas. Mr. Lucas has participated in our strategic planning division since 1998 and was the coordinator of Embraer’s implementation of the modernization and cost-reduction strategy from 1990 to 1996. Mr. Lucas has been working at Embraer for more than 16 years and is a representative of our shareholder employees.

Claudemir Marques de Almeida. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Quality Controller I. He previously served as a member the Board of Directors from January 1995 to April 2001. Mr. Almeida is the representative of our non-shareholder employees.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•
Executive Committee: which may have up to four members, but has no executive power. The primary purpose of the Executive Committee is to assist the Board of Directors in its functions. Members of our Board of Directors, their alternates, or our executive officers may be nominated for the committee. The Executive Committee’s responsibilities are to: (i) establish a general direction for our businesses; (ii) approve and follow-up on our action plan proposed by the executive officers, including annual and multi-annual budgets, strategic plans, expansion projects, as well as investment and acquisition programs; (iii) set, follow-up on and evaluate the achievement of planned results to be established for the President and CEO in accordance with the approved action plan, which will guide his participation in our results based on current policy; and (iv) assist the Board of Directors in specific matters as requested. The current members of the Executive Committee are Maurício Novis Botelho, Vitor Sarquis Hallack, Hermann H. Wever and Maysa Oliveira da Volta.

•
Human Resources Committee: which has four members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors, their alternates, or our executive officers. One of the members will be the Chairman of the Board of Directors, who will be responsible for coordinating the activities of the committee. The Human Resources Committee will operate until the end of the tenure of out current Board of Directors or before if so decided by the Board of Directors. Its purpose is to assist the Board of Directors in the following duties, according to our bylaws: (i) appoint and remove executive officers from office and designate their duties as provided by the bylaws; (ii) subject to the duties of the executive officers, establish the functions and responsibilities of our executive officers and select the Investor Relations Officer in accordance with CVM regulations; (iii) approve our compensation and human relations policy, including compensation criteria, rights and benefits, as well as executive officers’ individual compensation; and (iv) authorize the transfer of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Maurício Novis Botelho, Boris Tabacof, Wilson Carlos Duarte Delfino and Eduardo Salomão Neto.

•	Conselho Fiscal: See “—Conselho Fiscal” below.

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

In April 2007, the Board of Directors elected Mr. Frederico Pinheiro Fleury Curado as our President and CEO to succeed Mr. Maurício Novis Botelho, who continues as Chairman of the Board of Directors Our bylaws expressly forbid any executive officer from also serving at the same time as a member of our Board of Directors. Our bylaws contain a provision that our CEO will participate in meetings of the Board of Directors, but shall not vote on resolutions of the Board of Directors.

Under the rules of the Novo Mercado, our executive officers have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions and brief biographical descriptions of our executive officers at April 30, 2008:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	46	President and Chief Executive Officer	2007
Mauro Kern Junior	47	Executive Vice- President—Airline Market	2007
Luis Carlos Affonso	47	Executive Vice-President—Executive Aviation	2006
Luiz Carlos Siqueira Aguiar	45	Executive Vice-President—Defense Market and Governments	2005
Satoshi Yokota	67	Executive Vice-President—Strategic Planning and Technology Development	1997
Artur Aparecido V. Coutinho	59	Executive Vice-President—Procurement and Industrial Operations	2005
Antonio Luiz Pizarro Manso	64	Executive Vice- President—Finance and Chief Financial Officer	1995
Flávio Rímoli	49	Executive Vice- President—Legal Counsel	2007
Horácio Aragonés Forjaz	56	Executive Vice- President—Administration and Communication	1998
Antonio Júlio Franco	59	Executive Vice- President—Organizational Development and Personnel	2007

Frederico Pinheiro Fleury Curado. On April 23, 2007, Mr. Curado was appointed President and CEO of Embraer by the Board of Directors . Mr. Curado was our Executive Vice-President—Airline Market of Embraer from 1998 to April 2007, Executive Vice-President—Planning and Organizational Development from 1997 to August 1998. Prior to that, he held several different positions at Embraer in the areas of manufacturing, procurement, information technology, contracts and sales.

Mauro Kern Junior. On April 2007, Mr. Kern was appointed as Executive Vice-President Airline Market. Prior to that, he joined Embraer in 1982 as System Engineer and he worked on the landing gear project of the military aircraft AMX. In 1984 he joined EDE – Embraer Equipments Division, a company specialized in landing gear and hydraulic equipments, (today this company calls ELEB – Embraer Liebherr Equipamentos do Brasil as “joint venture” with a Germany company Liebherr), Mauro worked for 11 years in different departments as engineering, marketing, sales and customer support. After four years away from Embraer, he returned in 1999 to coordinate the EMBRAER 170/ 190, he successively executed the position of Program Manager. In April 2004, Mauro Kern was appointed as Director of EMBRAER 170/ 190 Program. In July 2005, Mauro was appointed as Program Director of Commercial Aviation.

Luis Carlos Affonso. Mr. Affonso became Embraer’s Executive Vice-President Executive Aviation in June 2006. In 2005 he was our Vice-President – Executive Aviation. Prior to that he held several positions at Embraer, including Vice-President of Engineering and Development from 2004 to 2005 and Director of the EMBRAER 170/190 Program from 1999 to 2004.

Luiz Carlos Siqueira Aguiar. Mr. Aguiar has been our Executive Vice-President Defense Market and Governments since December 2005. He was elected as a board member and chairman of the board in April 2004, as a representative of PREVI, and was an executive officer of PREVI since February 2003. From August 2000 to February 2003, he was an officer of Banco do Brasil. He also served as Deputy Manager of Banco do Brasil in New York from February 1997 to August 2000. He was previously a member of the board of directors of Seguradora Brasileira de Crédito a Exportação, a Brazilian trade finance insurance company, from May 2001 to February 2003. Since April 2003 and July 2003, respectively, he has served as Deputy Chairman of the board of directors of Companhia Paulista de Força e Luz - CPFL, a utility company, and as member of the Financing Committee of Vale do Rio Doce - VALE, a mining company.

Satoshi Yokota. Prior to becoming Executive Vice-President Strategic Planning and Technology Development in 2007, Executive Vice-President—Technology Development and Advanced Design of Embraer from 1997 to 2007, Mr. Yokota held several other positions at Embraer, including Programs and Commercial Contracts Officer during 1995 and 1996 and Programs Officer from 1992 to 1995. Mr. Yokota is also the chairman of the board of directors of ELEB, one of Embraer’s subsidiaries.

Artur Aparecido V. Coutinho. Prior to becoming Executive Vice-President Procurement and Industrial Operations in 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America from January 2003 to March 2005. From February 2000 to December 2002, he was Vice-President—Customer Service. Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

Antonio Luiz Pizarro Manso. Prior to becoming Executive Vice-President Finance and Chief Financial Officer, Mr. Manso has been Executive Vice-President Corporate from January 2001, and Chief Financial Officer of Embraer since 1995. Mr. Manso is also a director and/or president of several of Embraer’s subsidiaries. Mr. Manso was the administrative and financial officer of STL from 1986 to 1995 and of CMW from 1986 to 1995 and served as a member of the board of directors of CMW during 1995. He was also the chief financial officer of OTL from 1989 to 1995, the financial officer of TENENGE during 1992 and the chief financial officer of PROLAN from 1994 to 1995.

Flávio Rímoli. April 2007, Mr. Rímoli is currently Executive Vice-President Legal Counsel of Embraer’s Group, and since May 2005 Secretary of Embraer’s Board, Vice- President General Counsel from 2005 to April 2007. Mr. Rímoli has been working at Embraer for more than twenty-six years, having performed several jobs in different positions, especially at the Industrial and Commercial Areas. Has acted as Director of Contracts for the Commercial Aviation Market for many years and as Vice-President of the Commercial Aviation Market from 2002 until May 2005.

Horácio Aragonés Forjaz. Prior to becoming Executive Vice–President Administration and Communication, Mr. Forjaz was Executive Vice-President—Corporate Communications of Embraer from 2001 to January 2008, Executive Vice-President—Planning and Organizational Development of Embraer from 1998 to 2001, and prior to 1998, he was our engineering officer. From 1995 to 1997, Mr. Forjaz was the operational director of Compsis—Computadores e Sistemas Ltda., a systems engineering and software company, and from 1975 to 1995, he held several different positions at Embraer in the areas of engineering and systems design.

Antonio Júlio Franco. He is currently Executive Vice-President Organizational Development and Personnel of Embraer and is responsible for Human Resources, Organizational Development, Corporate Quality and Management Support.

6B.	Compensation

For the fiscal year ended December 31, 2007, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$11.5 million. In addition, in 2007, we set aside approximately US$0.2 million for the payment of pension benefits to our executive officers. The members of our Board of Directors and Conselho Fiscal do not receive any such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2007, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In addition, at April 30, 2008, the board members and executive officers owned an aggregate of 2,641,472 common shares.

Stock Option Plan

At a special shareholders’ meeting held on April 17, 1998, our controlling shareholders approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2007, 17,892,239 of the total options granted had been exercised, Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 7,057,105 were exercised during the period from June 1, 2001 through December 31, 2007.

Profit Sharing Plan

We implemented a profit sharing plan in 1998 that ties employee profit sharing to dividend payments. Every time we pay dividends to our shareholders, we also pay a profit sharing participation of 25% of the amount of the dividend payment to employees who have achieved goals established at the beginning of the year.

Under the plan, we may pay additional amounts of up to an additional 5% of such dividend payment to employees who have performed exceptionally, on a discretionary basis. We believe that this policy encourages individual employees to meet our production goals. In April 2005, our Board of Directors approved certain changes to our profit sharing plan related to the additional 5% distribution to exceptionally performing employees. These changes were based on recommendations made by an Advisory Committee of the Board of Directors, which was formed in April 2004 for the purpose of reviewing our policies with regard to compensation and profit sharing.

The policy provides that the additional distribution of up 5% to exceptionally performing employees will be limited to an amount equal to 50% of our net income for the fiscal year, adjusted for certain cash flow events, to be distributed in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees, two-thirds of the distribution will be distributed in cash on the same date and the remaining one-third will be allocated as “virtual common shares” and payments related thereto will be made over a three-year period, using a weighted average price formula. As a result, the value of these payments will be tied to the future market performance of our common shares.

For the 2005, 2006 and 2007 fiscal years, we distributed to employees, US$56.1 million, US$42.7 million and US$71.0 million, respectively.

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

The executive officers are elected by the Board of Directors. Our current executive officers were elected on March 31, 2006, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in 2009 to approve our financial statements for the fiscal year ended December 31, 2008. After the 2009 annual general meeting of our shareholders, the members of our Board of Directors and for our executive officers will have a uniform two year term, and will be eligible for reelection.

Until the annual general meeting of our shareholders to be held in 2009, a majority vote of the members of our Board of Directors will be necessary to remove an officer. After the 2009 annual general meeting of our shareholders, a vote of at least seven members of our Board of Directors will be necessary to remove an officer. See “Item 6.A. Directors and Senior Management—executive officers” for the year each of our executive officers was first elected.

None of our directors is party to an employment contract providing for benefits upon termination of employment. All our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid. Maurício Botelho has agreed to a three-year non-compete agreement, which became effective when he stepped down as chief executive officer.

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. The Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the rules of the SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new rules of the SEC, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

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

Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates. Under the rules of the Novo Mercado, the members of the Conselho Fiscal have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of the Conselho Fiscal.

Our Conselho Fiscal is composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, elected in our annual shareholders’ meeting held in April 14, 2008.

Name	Age	Position	Year First Elected
Rolf Von Paraski (1)	56	Effective member	2006
Maria de Jesus Tapia Rodriguez Migliorin	51	Alternate	2008
Ivan Mendes do Carmo (2)	45	Effective member	2008
Tarcísio Luiz Silva Fontenele	45	Alternate	2001
Taiki Hirashima (3)	67	Effective member	2004
Guillermo Oscar Braunbeck	35	Alternate	2005
Eduardo Coutinho Guerra	41	Effective member	2007
Leandro Giacomazzo	48	Alternate	2007
Alberto Carlos Monteiro dos Anjos	45	Effective member	2003
Carla Alessandra Trematore	32	Alternate	2007

(1) President of the Conselho Fiscal
(2) Vice- President of the Conselho Fiscal
(3) Finance and accounting specialist

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated.

	At December 31,
	2005	2006	2007
Production Process	8,058	9,157	12,392
Research and Development	3,279	3,627	3,838
Customer Support	2,697	2,808	3,099
Administrative – Production Support	1,045	1,472	2,067
Administrative – Corporate	1,874	2,201	2,338
Total	16,953	19,265	23,734

Approximately 88% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of two different labor unions, the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) or the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were non-union, compared to 88.0% at December 31, 2007. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2007, our board members and executive officers owned an aggregate of 2,639,972 common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of December 31 2007, our executive officers also owned options to purchase an aggregate of 742,365 common shares at a weighted average exercise price of R$22.00 per share As of the same date, none of our directors owned any options to purchase shares of common stock.

See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares including one special “golden share” held by the Brazilian government issued and outstanding as of December 31, 2007. In February 2007, PREVI, SISTEL, BNDESPAR, EADS and Dassault Aviation sold a portion of the shares held by them at a secondary offering. The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities for our executive officers and board members and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31,2007, including 1,353,391 common shares underlying the options exercisable until May 2008.

	Common Shares
	Shares	(%)
PREVI (1)	103,082,901	13.90
Bozano Group (2)	71,086,764	9.58
Janus Capital Management(3)	59,319,140	8.00
BNDESPAR (4)	37,412,579	5.04
SISTEL (5)	22,584,824	3.04
União Federal/Brazilian Government (6)	2,349,911	0.32
Officers and directors as a group (7)	3,382,337	0.46
Others (São Paulo Stock Exchange) (8)	98,359,183	13.26
Others (NYSE)	344,240,796	46.40
Total	741,818,435	100.0

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A, which is controlled by the Brazilian government.
(2)
Shares belonging to the Bozano Group belong to both Cia. Bozano and Bozano Holdings Ltd., which ware owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.

(3)
Janus Capital Management is a public company headquartered in Denver, CO, US. It was founded in 1969 by Thomas H. Bailey. It provides growth and risk-managed investment strategies. As of December 31, 2007, Janus managed $206.7 billion in assets for more than four million shareholders, clients and institutions around the globe. Outside the U.S., Janus has offices in London, Milan, Tokyo and Hong Kong, Melbourne and Singapore. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Capital Group Partners, Inc. (doing business as Rapid Solutions Group). In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

(4)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES, the government-owned national development bank of Brazil.
(5)
SISTEL Social Security Foundation, also known as SISTEL, was founded in 1977 as part of the Telebrás system, which, prior to its recent privatization, consisted of the Brazilian government-owned telecommunications companies.

(6)	The Brazilian government also holds the “golden share.”.
(7)	Includes 742.365 shares underlying options which are exercisable until May 2008.
(8)	Includes 611.026 shares underlying options which are exercisable until May 2008.

Other than as discussed in “Item 4A. History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2008, we had 29,115 holders, either directly or through ADSs, of common shares. On March 31, 2008, an aggregate of 394,880,460 common shares were held, either directly or through ADSs, by 171 record holders, including DTC, in the United States.

7B.	Related Party Transactions

Brazilian Government

We have engaged in a number of transactions with our subsidiaries and the Brazilian government, as described below:

The Brazilian government, principally through the Brazilian Air Force, has participated in the development of Embraer since its inception. For the years ended December 31, 2005, 2006 and 2007, the Brazilian government accounted for 6.2%, 1.9% and 1.8% of our total net sales, respectively. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense and Government Business.”

The Brazilian government plays a key role as:

•	a source for research and development debt financing through technology development institutions such FINEP and BNDES; and

•	an export credit agency (through BNDES).

See “Item 4B. Business Overview—Aircraft Financing Arrangements.” “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government sponsored customer financing, or increase in government sponsored financing that benefits our competitor, may decrease the cost competitiveness of our aircraft.” and “Item 3D. Risk Factor—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government sponsored financing programs.” We maintain credit facilities with BNDES and FINEP (total outstanding of US$45.8 million at December 31, 2007), primarily to fund development costs of the Phenom 100 and 300 aircraft. Our subsidiaries maintain credit facilities with BNDES and FINEP in the total amount of US$19.3 million outstanding at December 31, 2007, of which US$3.9 million is currently in short-term. The total amounts borrowed under the BNDES and FINEP credit facilities are due August 2008 and December 2015, respectively. In addition to the long-term facilities we maintain with BNDES, in 2007 various short-term pre-export credit financings, of which US$715.8 million was outstanding as of December 31, 2007, including principal and interest accrued.

The Brazilian government has been an important source of export financing for our customers through the BNDES-exim program, administered by BNDES. Beginning in 2007, BNDES begin providing financing to our customers on financial terms and conditions which complied with the OECD agreement. See “Item 4B. Business Overview – Aircraft Financing Arrangements.”

Banco do Brasil S.A., which is owned by the Brazilian government, administers the ProEx program, which enables some of our customers to receive the benefit of interest equalization. We have also entered into numerous financing transactions with Banco do Brasil S.A. and its affiliates. At December 31, 2005, 2006 and 2007, we maintained cash investments of, US$203.6 million, US$78.7 million, US$174.4 million, respectively, with Banco do Brasil S.A. and several of its affiliates. We also had outstanding borrowings from Banco do Brasil S.A. and several of its affiliates, which at December 31, 2005, 2006 and 2007 equaled, US$380.6 million, US$385.3 million, US$283.5 million respectively.

See Note 31 to our consolidated financial statements for more information regarding related party transactions.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data.”

Legal Proceedings

We have some individual labor lawsuits, several of which have already been settled, but we are awaiting the decision of the Brazilian labor courts on others. We do not believe that any liabilities related to these individual lawsuits would have a material adverse effect on our financial condition or results of operations.

We have challenged the constitutionality of the nature of and modifications in rates and the increase in the calculation base of certain Brazilian taxes and payroll charges in order to obtain writs of mandamus or injunctions to avoid payments or recover past payments. Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item of our statements of income. As of December 31, 2007, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$565.0 million, which is included as a liability (taxes and payroll charges) on our balance sheet. See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 17 to our consolidated financial statements for a further discussion of these challenges.

In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business. Our management does not believe that any of these other proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 17 to our consolidated financial statements for a further discussion of our legal proceedings.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under Brazilian GAAP. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts determined under Brazilian GAAP equal to our net profits less any amounts allocated from such net profits to:

•	the legal reserve;

•	a contingency reserve for anticipated losses; and

•	an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$16.7 million, which was equal to 0.6% of our paid-in capital at December 31, 2007.

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

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law method. We have no such contingency reserve.

At December 31, 2007, unappropriated retained earnings of R$ 464.6 million (2006 - R$ 257.8 million) were recorded in the statutory books. At December 31, 2007, such amounts were net of dividends payable and interest on capital payable in the amount of US$ 117.2 million, which had been approved by the Board of Directors but, as they were still subject to approval and declaration by the shareholders, no liability or reduction in shareholders' equity was recorded for U.S. GAAP purposes.

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

The Brazilian Corporate Law permits a company to pay interim dividends out of preexisting and accumulated profits determined under Brazilian GAAP for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our bylaws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided the mandatory dividend has already been distributed to the shareholders. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our Board of Directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, such dividends cannot exceed the amount of capital reserves.

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

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. Such interest is limited to the daily pro rata variation of the TJLP and cannot exceed the greater of:

•
50% of net income (after the deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profit reserves as of the beginning of the period in respect of which the payment is made.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven jurisdiction, that is, a country or location that does not impose any income tax or which imposes such tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment (“Tax Haven Holder”). See “Item 10E. Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, plus the amount of declared dividends, is at least equal to the mandatory distributable amount. When we distribute interest on net worth, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the historical payments of dividends and historical payments of interest on capital we have made to our shareholders.

Date of approval	Period in which profits were generated	Total amount of Distribution
		(R$ in millions)	(US$ in millions) (3)
September 18, 1998 (1)	First two quarters of 1998	21.3	17.9
March 30, 1999 (1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999 (1)	First two quarters of 1999	36.8	19.1
January 31, 2000 (1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000 (2)	First quarter of 2000	19.6	11.2
June 16, 2000 (2)	Second quarter of 2000	19.9	11.0
July 6, 2000 (1)	First two quarters of 2000	79.6	44.8
September 22, 2000 (2)	Third quarter of 2000	27.7	15.0
December 15, 2000 (2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001 (1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001 (2)	First quarter of 2001	33.8	15.7
June 13, 2001 (2)	Second quarter of 2001	41.4	18.0
September 14, 2001 (1)	First two quarters of 2001	123.1	46.1
September 14, 2001 (2)	Third quarter of 2001	48.4	18.1
December 15, 2001 (2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002 (1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002 (2)	First quarter of 2002	58.9	25.4
June 14, 2002 (2)	Second quarter of 2002	59.5	20.9
September 13, 2002 (2)	Third quarter of 2002	66.3	17.0
December 13, 2002 (2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002 (2)	1998 and 1999	72.5	20.5
June 16, 2003 (2)	First two quarters of 2003	76.7	26.7
December 12, 2003 (2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004 (2)	First quarter of 2004	101.0	34.7
June 25, 2004 (2)	Second quarter of 2004	160.0	51.5
September 20, 2004 (2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 200 (2)	First quarter of 2005	106.5	39.9
June 3, 2005 (2)	Second quarter of 2005	110.8	47.1
September 16, 2005 (2)	Third quarter of 2005	113.5	51.0
December 19, 2005 (2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006 (2)	First two quarters of 2006	114.4	52.9
June 12, 2006 (1)	First two quarters of 2006	35.6	16.4
September 15, 2006 (2)	Third quarter of 2006	92.3	42.5
December 8,2006 (2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007 (2)	First quarter of 2007	43.4	21.2
June 11, 2007 (2)	Second quarter of 2007	50.0	26.0
September 14, 2007 (2)	Third quarter of 2007	149.6	81.4
December 7, 2007 (2) (4)	Fourth quarter of 2007	82.8	46.7
March 7, 2008 (1) (4)	Full year of 2007	123.0	70.3
March 7, 2008 (2) (4)	First quarter of 2008	65.9	37.6

(1)	Represents dividend payments.
(2)	Represents interest on capital.
(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which the dividends were approved.
(4)	Under U.S. GAAP dividends are only declared when approved by the shareholders. Our shareholders approved the payment of these dividends and interest on capital on April 14, 2008.

On March 7, 2008, our Board of Directors approved the payment of dividends for 2007, in the total amount of R$123.0 million, which was equivalent to US$70.3 million based upon the commercial selling rate in effect on the last date of the month in which the dividends were approved by our Board of Directors.

On March 7, 2008, our Board of Directors also approved the payment of interest on capital for the first quarter of 2008, in the total amount of R$65.9 million, which is equivalent to US$37.6 million based upon the commercial selling rate in effect on the last date of the month in which the dividends were approved by our Board of Directors.

We intend to declare and pay dividends and/or interest on capital, as required by the Brazilian Corporate Law and our bylaws. Our Board of Directors may approve the distribution of dividends and/or interest on capital, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is to our benefit to distribute interest on capital.

8B.	Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2007, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2003:
Year-end	35.45	9.15
2004:
Year-end	36.81	23.28
2005:
Year-end	41.78	28.71
2006:
First quarter	41.63	37.00
Second quarter	39.04	31.99
Third quarter	41.78	33.53
Fourth quarter	43.50	39.59
Year-end	43.50	31.99
2007
First quarter	46.23	39.01
Second quarter	51.43	45.85
Third quarter	51.18	40.32
Fourth quarter	50.31	42.76
Year-end	51.43	39.01
2008
First quarter	48.01	39.27
Second quarter (through April 30)	43.95	39.98
Month ended:
November 30, 2007	48.99	42.76
December 31, 2007	48.51	43.80
January 31, 2008	48.01	40.98
February 28, 2008	47.40	42.16
March 31, 2008	43.97	39.27
April 30, 2008	43.95	39.98

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for the former Embraer preferred shares on the São Paulo Stock Exchange. The former Embraer preferred shares were cancelled on June 5, 2006, date on which the Embraer common shares began trading on the São Paulo Stock Exchange:

	Nominal reais per preferred share
	High	Low
2002:
Year-end	15.30	11.20
2003:
Year-end	25.70	8.10
2004:
First quarter	26.43	20.30
Second quarter	23.50	18.30
Third quarter	22.20	18.20
Fourth quarter	22.50	17.10
Year-end	26.43	17.10
2005:
First quarter	23.30	19.80
Second quarter	20.75	17.90
Third quarter	22.19	18.50
Fourth quarter	23.73	20.12
Year-end	23.73	17.90
2006:
First quarter	23.68	19.86
Second quarter (through June 2)	20.50	18.55
Month ended:
January 31, 2006	23.68	21.55
February 28, 2006	22.51	19.90
March 31, 2006	21.86	19.86
April 30, 2006	20.50	19.20
May 31, 2006	20.17	18.55
June 30, 2006 (through June 2)	19.70	19.55

The table below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2003:
Year-end	19.30	7.00
2004:
Year-end	20.30	12.31
2005:
Year-end	18.50	13.50
2006:
First quarter	22.90	17.41
Second quarter	20.54	18.38
Third quarter	22.51	18.08
Fourth quarter	23.50	21.31
Year-end	23.50	17.41

	Nominal reais per common share
	High	Low

2007:
First quarter	24.00	20.86
Second quarter	24.60	23.40
Third quarter	23.90	19.90
Fourth quarter	22.74	19.33
Year-end	24.60	19.33
2008
First quarter	21.03	16.85
Second quarter (through April 30)	18.50	17.25
Month ended:
November 30, 2007	21.49	19.33
December 31, 2007	21.40	19.83
January 31, 2008	21.03	18.03
February 28, 2008	20.00	18.55
March 31, 2008	18.40	16.85
April 30, 2008	18.50	17.25

On April 30, 2008, we had 28,974 holders, either directly or through ADSs, of common shares. On April 30, 2008, an aggregate of 391,638,260 common shares were held, either directly or through ADSs, by 171 record holders, including DTC, in the United States.

On April 30, 2008, the closing sale price for our common shares on the São Paulo Stock Exchange was R$17,35 which is equivalent to US$41.26 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$41.68. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.0 trillion, equivalent to US$1.1 trillion at December 31, 2007. In comparison, the NYSE had a market capitalization of approximately US$18 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At April 30, 2008, we accounted for approximately 0.7% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2007, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 43.3% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 17% of the total market capitalization of all listed companies.

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

Corporate Purpose

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

Description of Capital Stock

General

At December 31, 2007, our capital stock consisted of a total of 740,465,044 outstanding common shares, including 70,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian government.

As of April 30, 2008, our capital stock consisted of a total of 740,465,044 outstanding common shares, without par value, including 16,800,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts.

Share Buy-back

Pursuant to our Bylaws, our Board of Directors approved on December 7, 2007 a share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The acquisition of the shares was made on the São Paulo Stock Exchange and the common shares bought back will be kept in treasury form, and the treasury shares would not have any political or economic rights. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

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

•
“Consolidated EBITDA” is our consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the audited statements for our most recent complete fiscal year.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly-owned finance subsidiary, Embraer Overseas Limited, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2007, US$411.2 million was outstanding, US$11.2 million of which is currently short-term, including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for now notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

The following discussion, subject to the limitations set forth below, describes material Brazilian and United States tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the sale or disposition of assets located in Brazil, by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, are subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident.. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable.

As a general rule, gains assessed are the positive difference between the amount in reais realized on the sale of exchange of the security and its acquisition cost measured in reais (without correction for inflation).

Under Brazilian law, income tax rules on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a Non-Brazilian Holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above and the corresponding acquisition cost, will be considered a capital gain. There are arguments to support that such taxation is not applicable in case of Non-Brazilian Holders registered under Resolution No. 2,689/00 (“2,689 Holder”) that are not Tax Haven Holders. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Brazilian Central Bank are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a Non-Brazilian Holder that is a 2,689 Holder and is not a Tax Haven Holder; or

•
are subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 2,689 Holder; or (ii) is a 2,689 Holder but a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be later offset with the eventual income tax due on the capital gain.

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

In the case of a redemption of common shares or a capital reduction , the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed or returned, is treated as capital gain derived from sale or exchange of common shares carried out in a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, in case of Tax Haven Holders.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the depositary on behalf of holders of our ADSs or to Non-Brazilian Holders of common shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of these shares.

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to Non-Brazilian Holders of ADSs or common shares is subject to Brazilian withholding income tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of Tax Haven Holders, the applicable rate of withholding income tax is 25%. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•
50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

The Brazilian Corporation Law establishes that interest attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In the event that the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, plus the amount of declared dividends, is at least equal to the minimum mandatory dividend. The distribution of interest attributed to shareholders’ equity would be proposed by our Board of Directors and subject to subsequent declaration by the shareholders at a general meeting.

Taxation on Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange”), due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

However, on the inflow of resources into Brazil for investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets, IOF/Exchange is assessed at a 1.5% rate, except for the rate of zero percent applicable to investments related to (a) variable yield instruments carried out in the stock, commodities and future exchanges; and (b) the acquisition of shares in a public offering registered with the CVM, or for the underwriting of shares, provided, in both cases, that the issuer is authorized to trade its shares at the Brazilian stock exchange. The outflow of funds related to investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets, as well as the remittance of dividends and interest on shareholders’ equity, are subject to IOF/Exchange at a zero percent rate.

In any case, the Brazilian government may increase the rate at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Taxation on Bonds and Securities Transactions. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (“IOF/Bonds”) on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a rule, the rate of this tax is currently 0% for transactions involving common shares or ADSs, although the Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by Non-Brazilian Holders to individuals or entities resident or domiciled or residing within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Transaction on Bank Accounts. Until December 31, 2007, generally, fund transfers in connection with financial transactions in Brazil were subject to the temporary contribution on financial transactions (“CPMF”), which was levied at a rate of 0.38% on any bank account withdrawals.

However, as of January 1, 2008, the CPMF tax is no longer in force, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF Tax by submitting a new proposal to the Brazilian Congress. In the event CPMF is reestablished, it will apply only after a period of 90 days have elapsed after enactment of the respective introductory legislation (vacatio legis) and only in regard with prospective triggering events.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax considerations of purchasing holding and disposing of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder subject to special treatment under U.S. federal income tax law.

In addition, except as otherwise specifically provided above, there is no discussion of state, local, or non-U.S. tax consequences of the ownership of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

This discussion is also based in part on the representations of the depository and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Shareholders are urged to consult their own independent tax advisors concerning the U.S. federal income tax consequences of the ownership of Embraer common shares and ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

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

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend under Section 301 of the Code, to the extent paid out of current or accumulated earnings and profits of Embraer and its predecessor as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain.

Because we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will be treated as a dividend for U.S. federal income tax purposes. As used herein, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes under Section 316 of the Code.

Dividends paid by Embraer will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any cash distribution paid in reais will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, in the case of Embraer common shares, and by the depository, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

Pursuant to Section 901 of the Code, a U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including those discussed in Section 904 of the Code), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes (in accordance with Sections 164 and 275 of the Code). Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases,subject to various limitations. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

Distributions of additional Embraer common shares to U.S. Holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all shareholders of Embraer generally will not be subject to U.S. federal income tax.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2011 with respect to the Embraer common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (i) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (ii) neither Embraer nor its predecessor was in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company or “PFIC.” Under current guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE, but no assurances can be given that the Embraer ADSs will be or remain readily tradable under future guidance. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that neither it nor its predecessor was a PFIC for U.S. federal income tax purposes with respect to its 2007 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2008 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because detailed rules are yet to be promulgated. U.S. Holders of Embraer common shares and ADSs should consult their own independent tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Sale, Exchange or Other Taxable Disposition of Embraer Common Shares or ADSs

A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Embraer common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Embraer common shares or ADSs. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Embraer common shares or ADSs have a holding period of more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, U.S. Holders who do not have significant foreign source income might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are extremely complex and subject to limitations. U.S. Holders are urged to consult their independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

Deposits and withdrawals of Embraer common shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for its 2008 taxable year.

Any U.S. Holder who owns Embraer common shares or ADSs during any taxable year that Embraer is a PFIC would be required to file IRS Form 8621. U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withhold under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statements by Experts

Not applicable.

10H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

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

Our short- and long-term debt obligations totaled US$1,753.0 million at December 31, 2007 and were denominated in U.S. dollars, Brazilian reais, Euro and others. Of the total amount of debt denominated in U.S. dollars, US$924.0 million, approximately US$679.4 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of the US$780.8 of our Brazilian reais-denominated debt at December 31, 2007, US$779.7 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 6.25% per annum at December 31, 2007. We also maintain subsidiary lines of credit in an amount of US$1,0 million, which bear interest at a variable rate of the CDI plus spread of 0,10%, the interbank deposit rate in Brazil. Our Euro-denominated debt, totaling US$42.8 million, of which US$21.5 million was fixed rate and US$21.3 million was indexed to a variable rate based on the Euribor. We also maintain US$5.4 million in other currencies, of which, US$1.3 million is denominated in Sterling Pounds and US$4.1 million is denominated in Chinese Yuan.

The table below provides information about our short- and long-term debt obligations as of December 31, 2007 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2007	Total Outstanding Amount		2008		2009		2010		2011		2012		2013		2014 and Thereafter		Total Fair Value
Short Term Debt

U.S. dollars (LIBOR indexed)	6.20%	US$	45,424	US$	45,424		-		-		-		-		-		-	US$	55,021
U.S. dollars (fixed rate)	6.25%		129,718		129,718		-		-		-		-		-		-		144,198
Reais (TJLP indexed)	7.98%		717,518		717,518		-		-		-		-		-		-		717,518
Reais (CDI indexed)	13.84%		1,021		1,021		-		-		-		-		-		-		1,021
Euro (fixed rate)	4.07%		21,513		21,513		-		-		-		-		-		-		21,513
Euro (EURIBOR indexed)	5.59%		12,060		12,060		-		-		-		-		-		-		12,437
Others	6,44%		5.413		5.413										-				5.413

Total short-term debt		US$	932,668		932,668		-		-		-		-		-		-	US$	957,121

Long Term Debt

U.S. dollars (LIBOR indexed)	6.20%	US$	199,223		-	US$	42,544	US$	49,143	US$	25,744	US$	50,747	US$	11,578	US$	19,467	US$	199,688
U.S. dollars (fixed rate)	6.25%		549,681		-		15,352		50,000		-		60,000		-		424,329		599,225
Reais (TJLP indexed)	7.98%		62,216		-		14,050		12,379		12,238		10,543		10,543		2,465		62,216
Reais (CDI indexed)	13.84%		-		-		-		-		-		-		-		-		-
Euro (fixed rate)	4.07%		-		-		-		-		-		-		-		-		-
Euro (EURIBOR indexed)	5.59%		9,201		-		3,680		3,680		1,840		-		-		-		9,094
Others	6,44%		-		-		-		-		-		-		-		-		-
Total long-term debt		US$	820,320		-	US$	75,625	US$	115,202	US$	39,822	US$	121,290	US$	22,120	US$	446,261	US$	870,223

Total debt		US$	1,752,988	US$	932,668	US$	75,625	US$	115,202	US$	39,822	US$	121,290	US$	22,120	US$	446,261	US$	1,827,344

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$202.9 million of our floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of December 31, 2007, we had effectively converted US$5.9 million of our U.S. dollar fixed interest rate debt into CDI-based reais denominated obligations. These swaps did not affect the maturity or amortization schedule of our existing debt.

These swaps are not accounted for as hedging transactions under U.S. GAAP. Nevertheless, these swaps are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$10.9 million as of December 31, 2007 as part of interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Note 32 to our consolidated financial statements.

 As of December 31, 2007, we have entered into non-deliverable forwards (NDFs), in the notional amount of US$250.3 million and we recognized an unrealized gain of US$8.1 million as part of interest income net.

We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that the short term natures on this exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

The table below provides information about our short- and long-term debt obligations as of December 31, 2007, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2007	Total Outstanding Amount		2008		2009		2010		2011		2012		2013		2014 and Thereafter		Total Fair Value
Short Term Debt

U.S. dollars (LIBOR indexed)	5.61%	US$	808	US$	808		-		-		-		-				-	US$	2,274
U.S. dollars (fixed rate)	6.28%		168,892		168,892		-		-		-		-				-		188,489
Reais (TJLP indexed)	7.98%		717,518		717,518		-		-		-		-				-		717,518
Reais (CDI indexed)	11.86%		9,464		9,464		-		-		-		-				-		9,477
Euro (fixed rate)	4.07%		21,513		21,513		-		-		-		-				-		21,513
Euro (EURIBOR indexed)	5.59%		12,060		12,060		-		-		-		-				-		12,437
Others	6.44%		5,413		5,413		-		-		-		-				-		5,413

Total short-term debt		US$	932,668		932,668		-		-		-		-				-	US$	957,121

Long Term Debt

U.S. dollars (LIBOR indexed)	5.61%	US$	40,960		-		-	US$	15,094	US$	189	US$	25,189	US$	189	US$	299	US$	39,916
U.S. dollars (fixed rate)	6.28%		707,944		-		57,895		84,049		25,555		85,558		11,389		443,497		758,998
Reais (TJLP indexed)	7.98%		62,216		-		14,050		12,379		12,238		10,543		10,543		2,465		62,216
Reais (CDI indexed)	11.86%		-		-		-		-		-		-				-		-
Euro (fixed rate)	4.07%		-		-		-		-		-		-				-		-
Euro (EURIBOR indexed)	5.59%		9,201		-		3,680		3,680		1,840		-				-		9,094

Total long-term debt		US$	820,320		-		75,625		115,202		39,822		121,290		22,120		446,261	US$	870,223

Total debt		US$	1,752,988	US$	932,668	US$	75,625	US$	115,202	US$	39,822	US$	121,290	US$	22,120	US$	446,261	US$	1,827,344

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to US dollars are recognized on our Statement of Income as foreign exchange gain (loss), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2007 as well as the derivative transactions outstanding at the same date:

	Total		Outstanding Amount by Year of Maturity
	Outstanding Amount		2008		2009		2010		2011		2012		Thereafter		Total Fair Value

ASSETS
Cash and cash equivalents
In reais	US$	70,993	US$	70,993		-		-		-		-		-	US$	70,993
In Euro		38,419		38,419		-		-		-		-		-		38,419
In Chinese Yuan		44,921		44,921		-		-		-		-		-		44,921
Investments and temporary cash investments
In reais		1,006,488		1,006,488		-		-		-		-		-		1,006,488
Trade accounts receivable
In reais		72,623		72,623		-		-		-		-		-		72,623
In Euro		50,676		50,676		-		-		-		-		-		50,676
Deferred income tax assets
In reais		223,564		57,118		64,727		27,635		19,397		18,770		35,917		223,564
In Euro		384		384		-		-		-		-		-		384
In Chinese Yuan		1,357		1,357		-		-		-		-		-
Other assets
In reais		152,720		138,419		14,301		-		-		-		-		152,720
In Euro		15,529		403		15,126		-		-		-		-		15,529
In Chinese Yuan		169		169		-		-		-		-		-		169

Total Assets in reais	US$	1,526,388	US$	1,345,641	US$	79,028	US$	27,635	US$	19,397	US$	18,770	US$	35,917	US$	1,526,388

Total Assets in Euro	US$	105,008	US$	89,882	US$	15,126		-		-		-		-	US$	105,008

Total Assets in Chinese Yuan	US$	46,447	US$	46,447		-		-		-		-		-	US$	46,447

LIABILITIES
Loans
In reais	US$	780,755	US$	718,540	US$	14,050	US$	12,379	US$	12,238	US$	10,543	US$	13,005	US$	780,755
In Euro		42,774		33,573		3,680		3,680		1,841		-		-		43,044
Accounts payable to suppliers																-
In reais		63,304		63,304												63,304
In Euro		41,879		41,879												41,879
Customer advances																-
In reais		32,208		32,208												32,208
Other accounts payable & accrued liabilities																-
In reais		214,195		209,433		4,762		-		-		-		-		214,195
In Euro		38,684		29,329		9,355		-		-		-		-		38,684
Taxes and payroll charges payable																-
In reais		549,882		211,091		232,111		54,672		18,583		14,791		18,634		549,882
In Euro		5,845		5,845		-		-		-		-		-		5,845
In Chinese Yuan		1,247		1,247		-		-		-		-		-		1,247
Accrued taxes on income																-
In reais		4		4		-		-		-		-		-		4
In Euro		2,134		2,134		-		-		-		-		-		2,134
In Chinese Yuan		768		768												768
Deferred income tax liabilities
In reais		1,731		195		246		261		252		255		522		1,731
Accrued dividends
In reais		540		540		-		-		-		-		-		540
Contingencies
In reais		58,228		22,353		24,579		5,789		1,968		1,566		1,973		58,228
In Euro		636		106		530		-		-		-		-		636

Total liabilities in reais	US$	1,700,847	US$	1,257,668	US$	275,748	US$	73,101	US$	33,041	US$	27,155	US$	34,134	US$	1,700,847

Total liabilities in Euro	US$	131,952	US$	112,866	US$	13,565	US$	3,680	US$	1,841		-		-	US$	131,952

Total liabilities in Chinese Yuan	US$	2,015	US$	2,015		-		-		-		-		-	US$	2,015

Total exposure in reais	US$	(174,459)	US$	87,973	US$	(196,720)	US$	(45,466)	US$	(13,644)	US$	(8,385)	US$	1,783	US$	(174,459)

Total exposure in Euro	US$	(26,944)	US$	(22,984)	US$	1,561	US$	(3,680)	US$	(1,841)		-		-	US$	(27,214)

Total exposure in Japanese Yen		-		-		-		-		-		-		-		-

Total exposure in Chinese Yuan	US$	44,342	US$	44,342		-		-		-		-		-	US$	44,342

	Total		Outstanding Amount by Year of Maturity
	Outstanding Amount		2008		2009		2010		2011		2012		Thereafter		Total Fair Value

DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)

Notional amount	US$	200,802	US$	40,599	US$	42,544	US$	34,049	US$	25,555	US$	25,555	US$	32,500	US$	(2,910)
Average interest paid in US$		6.01%		-		-		-		-		-		-		-
Average interest received in US$		Libor + 1.2515%		-		-		-		-		-		-		-
Cross-currency interest rate swap contracts (US$v. R$)

Notional amount	US$	4,788	US$	4,788				-		-		-		-	US$	(7,974)
Average interest paid in reais		64.95% of CDI		-		-		-		-		-		-		-
Average interest received in US$		5.14%		-		-		-		-		-		-		-
Dual-currency interest rate swap contracts CDI v. the greater than exchange variation or CDI)

Notional amount	US$	2,500	US$	2,500		-		-		-		-		-	US$	(34)
Average interest paid in US$		100% exchange variation (US$-R$) or 75.0% of CDI		-		-		-		-		-		-		-
Average interest received in Japanese Yen		6.30%		-		-		-		-		-		-		-

Not Deliverable Forward
Suppliers	US$	295		295		-		-		-		-		-	US$	23
Accounts Receivable	US$	250,000		250,000		-		-		-		-		-	US$	8,046

Net exposure of assets/liabilities

- In reais	US$	(181,747)	US$	80,685	US$	(196,720)	US$	(45,466)	US$	(13,644)	US$	(8,385)	US$	1,783		-
- In Euro	US$	(26,944)	US$	(22,984)	US$	1,561	US$	(3,680)	US$	(1,841)		-		-		-
- In Chinese Yuan	US$	44,432	US$	44,432		-		-		-		-		-		-

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

Disclosure Controls and Procedures

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president finance and chief financial officer, Antonio Luiz Pizarro Manso, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007, the end of the period covered by this report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Effective internal control over financial reporting cannot, and does not, provide absolute assurance of achieving the Company’s control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2007, our internal controls over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls

After we filed our 2006 Form 20-F on April 23, 2007, we reevaluated our accounting policies related to certain complex sales transactions involving the classification of product warranties, sales arrangements with “multiple deliverables” and the recording of sales concessions granted by us to our customers, which resulted in the restatement of our financial statements for the years ended December 31, 2004, 2005 and 2006, included in the 2006 Form 20-F.The restated financial statements for such years were included in our Form 20-F/A filed on November 26, 2007.

We implemented the following new controls to eliminate the material weakness which was the cause of the restatement:

(i) panel to discuss U.S. GAAP matters: We instituted a panel which meets on a regular basis, made up of the members of management and of the Conselho Fiscal (Accumulating the Audit Committee functions), to discuss and formalize the appropriate accounting policies to be applied to each new complex transaction prior to the end of the accounting period, and

(ii) U.S. GAAP knowledge: We have enhanced our access to U.S. GAAP standards and improved the monitoring of new standards issued by the FASB and reinforced our technical knowledge of U.S. GAAP by instituting a training program for accounting staff. We have also subscribed to a U.S. GAAP reference service.

After a comprehensive analysis of actions taken to remediate the accounting policies related to complex sales transactions involving the classification of product warranties, sales arrangements with “multiple deliverables” and the recording of sales concessions granted by us to our customers, which resulted in the restatement of the financial statements for the years ended December 31, 2004, 2005 and 2006, management and the Conselho Fiscal concluded that the material weakness which was the cause of the above restatement, has been fully remediated.

The above control implementations have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by this report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2006 and first quarter in 2007, and PricewaterhouseCoopers Auditores Independentes during the fiscal year ended December 31, 2007:

	2006	2007 - Deloitte Touche Tohmatsu Auditores Independentes*	2007 - PricewaterhouseCoopers Auditores Independentes	2007 - TOTAL
	(in US$ thousands)
Audit Fees	1,886	169	2,172	2,341
Audit-Related Fees	434	-	231	231
Tax Fees	807	-	-	-
All Other Fees	148	-	16	16
Total	3,275	169	2,419	2,588

* value regarding the first quarter 2007.

Audit Fees

Audit fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for second, third and fourth quarter in 2007 and Deloitte Touche Tohmatsu Auditores Independentes for first quarter in 2007 and full year 2006 in connection with the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and for the review of our financial information included in our annual report on Form 20-F, and statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees in 2007 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with additional analysis of our compliance with Sarbanes-Oxley provisions.

Audit-related fees in 2006 and 2005 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the review of our internal control system and assistance in complying with the requirements of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees in 2006 consisted of the aggregate fees billed by Deloitte Touche Tohmatsu in connection with services for tax compliance and tax advice, mainly comprised of the review of income tax returns in the several jurisdictions in which we operate and assistance with other tax filings in foreign jurisdictions, as well as assistance to our tax committee to ensure compliance with Brazilian tax requirements.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by Deloitte Touche Tohmatsu Auditores Independentes in 2006 and PricewaterhouseCoopers Auditores Independentes in 2007.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu. Any services provided by PricewaterhouseCoopers or Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2005, 2006 and 2007, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception. In 2007, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows the results of the share buy back program which was completed on March 31, 2008 for a total purchase price of US$183.7 million.

	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)		Total Number of Shares Purchased as Part of Publicly Announced Program (3)	Maximum Number of Shares that May Yet Be Purchased Under the Program
December 19-20, 2007	70,000	U$	11.21	70,000	16,730,000
January 2-31, 2008	7,602,100	U$	9.93	7,602,100	9,127,900
February 1-29, 2008	5,604,500	U$	11.98	5,604,500	3,523,400
March 3-31, 2008	3,523,400	U$	11.44	3,523,400	-

(1) All shares were purchased through a publicly announced program, in open-market transactions on the São Paulo Stock Exchange.
(2) Translated from nominal reais into U.S. dollars at the commercial selling rate in effect on each date on which purchases were made.
(3) The share buyback program was approved by our Board of Directors on December 7, 2007, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of U$10.93 per share.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements, together with the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1	Bylaws of Embraer (English translation).

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

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: May 19, 2008	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
		Name:	Frederico Pinheiro Fleury Curado
		Title:	President and Chief Executive Officer

Date: May 19, 2008	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
		Name:	Antonio Luiz Pizarro Manso
		Title:	Executive Vice-President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Bylaws of Embraer (English translation) .

2.1
Form of Amended and Restated Deposit Agreement among Embraer, Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference to Exhibit 99(a) to Embraer’s Registration Statement No. 333-133162.

2.4
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

2.5
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

Embraer - Empresa
Brasileira de Aeronáutica S.A.
Consolidated Financial Statements at
December 31, 2006 and 2007
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Embraer - Empresa Brasileira de Aeronáutica S.A.

1
In our opinion the accompanying consolidated balance sheet and the related consolidated statement of income and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Embraer - Empresa Brasileira de Aeronáutica S.A. and its subsidiaries at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control over Financial Reporting” appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit.

2
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Embraer - Empresa Brasileira de Aeronáutica S.A.

3
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, May 14, 2008

PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Embraer – Empresa Brasileira de Aeronáutica S.A.

We have audited the accompanying consolidated balance sheets of Embraer – Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2006, and the related consolidated statements of income, change in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Embraer – Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Embraer - Empresa Brasileira de Aeronáutica S.A.

As discussed in Note 2.d, the financial statements as of December 31 2006 and for each of the two year in the period ended December 31, 2006 have been restated We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 18, 2007 (October 5, 2007 as to the effects of the restatement discussed in note 2.d) expressed a qualified opinion on the Company’s internal control over financial reporting for the material weaknesses that gave raise to the restatement of the Company’s financial statements as discussed in Note 2.d.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes
April 18, 2007 (October 5, 2007 for the effects of the restatements discussed in Note 2.d. and
May 5, 2008 for the new presentation of segment information discussed in Note 36)
São Paulo, Brazil

Embraer - Empresa Brasileira de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31, 2006 and 2007
In thousands of U.S. dollars

ASSETS	Notes	2006	2007

CURRENT ASSETS
Cash and cash equivalents	5	1,209,396	1,307,366
Temporary cash investments	6	555,795	1,185,745
Trade accounts receivable, net	7	277,878	354,650
Customer and commercial financing	8	16,215	4,292
Collateralized accounts receivable	9	70,980	12,416
Inventories	10	2,047,244	2,481,065
Deferred income taxes	28	148,275	87,050
Guarantee deposits	11	318,059	-
Other assets	11	147,644	217,157
Total current assets		4,791,486	5,649,741

NONCURRENT ASSETS
Inventories	10	-	10,108
Trade accounts receivable	7	22,109	39,661
Customer and commercial financing	8	552,751	410,382
Collateralized accounts receivable	9	748,742	465,273
Guarantee deposits	11	289,050	469,554
Property, plant and equipment, net	13	412,244	565,979
Investments	12	33,844	42,458
Deferred income taxes	28	90,934	175,925
Other assets	11	156,581	236,773
Total noncurrent assets		2,306,255	2,416,113

TOTAL ASSETS		7,097,741	8,065,854

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31, 2006 and 2007
In thousands of U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2006	2007

CURRENT LIABILITIES
Loans and financing	20	503,047	932,668
Non-recourse and recourse debt	9	388,380	113,965
Capital lease obligations	21	2,388	4,413
Trade accounts payable		912,753	912,546
Advances from customers	16	544,802	801,619
Taxes and payroll charges payable	17	136,950	98,165
Accrued taxes on income		6,848	1,875
Contingencies	19	31,175	7,008
Interest on capital and dividends	25	35,555	540
Other payables and accrued liabilities	15	433,291	466,593
Total current liabilities		2,995,189	3,339,392

NONCURRENT LIABILITIES
Loans and financing	20	846,104	820,320
Non-recourse and recourse debt	9	441,378	371,732
Capital lease obligations	21	3,453	12,021
Trade accounts payable		-	339
Advances from customers	16	183,639	367,957
Contribution from suppliers	14	92,217	112,201
Taxes and payroll charges payable	17	455,048	466,794
Deferred income tax	28	1,637	5,547
Contingencies	19	33,369	52,415
Other payables and accrued liabilities	15	107,512	198,987
Total noncurrent liabilities		2,164,357	2,408,313

MINORITY INTEREST		63,914	68,709

SHAREHOLDERS' EQUITY	24
Statutory capital-
Common (at December 31, 2006, 1,000,000,000 shares authorized and 739,903,913 shares issued and outstanding; at December 31, 2007,1,000,000,000 shares authorized and 740,465,043 shares issued and outstanding)		1,434,406	1,438,007
Special common share (R$1 par value, 1 share authorized, issued and outstanding at December 31, 2006 and 2007)		-	-
Treasury shares, at cost - 70,000 shares		-	(784)
Appropriated retained earnings		13,797	53,571
Unappropriated retained earnings		422,334	743,696
Accumulated other comprehensive income		3,744	14,950
Total shareholders' equity		1,874,281	2,249,440

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		7,097,741	8,065,854

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive Income
For the Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, except earnings per share

	Notes		2005	2006	2007

GROSS SALES
Foreign market			3,508,796	3,682,830	5,176,131
Domestic market			312,507	146,063	209,203
Sales deductions	3(a	)	(31,808)	(69,374)	(140,162)
NET SALES			3,789,495	3,759,519	5,245,172
Cost of sales and services			(2,738,907)	(2,806,802)	(4,093,504)
GROSS PROFIT			1,050,588	952,717	1,151,668

OPERATING INCOME (EXPENSES)
Selling			(159,799)	(220,596)	(361,306)
Research and development			(93,166)	(112,743)	(259,726)
General and administrative			(205,202)	(235,505)	(234,792)
Employee profit sharing	3(p	)	(56,051)	(42,719)	-
Other operating income (expenses), net	29		(26,079)	1,677	78,361
INCOME FROM OPERATIONS			510,291	342,831	374,205

Interest income (expenses), net	22		(4,117)	105,433	163,378
Foreign exchange loss, net	30		(15,218)	(4,098)	(37,669)
Other non-operating income (expenses), net			9,050	-	-
INCOME BEFORE INCOME TAXES			500,006	444,166	499,914
Income tax expense	28		(41,569)	(44,412)	(2,745)

INCOME BEFORE MINORITY INTEREST AND RESULTS OF AFFILIATES			458,437	399,754	497,169
Minority interest			(9,622)	(9,580)	(8,180)
Equity in earnings (losses) of affiliates			(3,096)	(34)	316
NET INCOME			445,719	390,140	489,305

Other comprehensive income (loss)			(4,632)	9,287	11,206
COMPREHENSIVE INCOME			441,087	399,427	500,511

EARNINGS PER SHARE	26
Basic-
Preferred			0.6369
Common			0.5790	0.5273	0.6611
Diluted-
Preferred			0.6338
Common			0.5762	0.5252	0.6603

WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)
Basic-
Preferred			479,288
Common			242,544	739,904	740,142
Diluted-
Preferred			482,739
Common			242,544	742,903	741,047

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars

	2005	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	445,719	390,140	489,305
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	61,491	63,859	58,798
Allowance for doubtful accounts	1,749	4,171	1,491
Allowance (reversal) for inventory obsolescence	10,880	10,584	(9,944)
Loss on property, plant and equipment disposals	750	885	670
Accrued interest	5,123	551	4,491
Minority interest	9,622	9,580	8,180
Foreign exchange loss, net	15,218	4,098	37,669
Deferred income taxes	(42,270)	(1,295)	(30,798)
Equity in earnings (losses) of affiliates	3,096	34	(316)
Other	(154)	(1,546)	1,595
Changes in assets and liabilities:
Temporary cash investments	(179,676)	18,600	(629,546)
Trade accounts receivable and customer and commercial financing, net	(227,949)	155,284	(274,921)
Collateralized accounts receivable	(14,180)	34,498	342,033
Inventories	(79,832)	(577,285)	(433,985)
Other assets	(119,194)	34,373	91,880
Trade accounts payable	172,591	181,639	(6,296)
Other payables and accrued liabilities	41,555	(24,663)	(22,258)
Accrued taxes on income	24,305	(32,321)	(4,973)
Contribution from suppliers	(42,185)	(5,635)	19,984
Taxes and payroll charges payable	124,756	(35,105)	(27,039)
Advances from customers	103,819	145,460	441,135
Contingencies	31,676	11,027	(5,121)
Net cash provided by operating activities	346,910	386,933	52,034

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	557	697	4,087
Court-mandated escrow deposits, net of withdrawals	(164)	(88,554)	(37,108)
Additions to property, plant and equipment	(51,766)	(90,761)	(208,947)
Acquisition of investments	-	(808)	-
Write down of investments	1,699	-	-
Other	(822)	(92)	(13,947)
Net cash used in investing activities	(50,496)	(179,518)	(255,915)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,523,261	1,258,249	1,771,987
Repayment of borrowings	(1,308,817)	(1,497,751)	(1,471,971)
Payments of capital lease obligations	(2,687)	(2,946)	(2,363)
Proceeds from issuance of shares	12,104	5,116	3,601
Dividends and/or interest on capital paid	(198,945)	(157,771)	(163,475)
Acquisition of own shares for treasury	-	-	(784)
Net cash provided by (used in) financing activities	24,916	(395,103)	136,995

Effect of exchange rate changes on cash and cash equivalents	54,012	57,924	164,856

Increase (decrease) in cash and cash equivalents	375,341	(129,763)	97,970

Cash and cash equivalents, at beginning of year	963,818	1,339,159	1,209,396

Cash and cash equivalents, at end of year	1,339,159	1,209,396	1,307,366

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Note 37)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Consolidated Statements of Shareholders' Equity for the
Years ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars

	Capital								Accumulated
	Preferred		Common		Additional		Appropriated	Unappropriated	other
	Number of		Number of		paid-in capital	Treasury	retained	retained	comprehensive
	shares	Amount	shares	Amount	earnings	shares	earnings	earnings	(loss) income	Total

BALANCE AT DECEMBER 31, 2004	475,797,420	756,138	242,544,448	240,201	8,353	-	111,443	234,849	2,884	1,353,868

Capital increase	3,490,189	12,104	-	-	-	-	-	-	-	12,104
Capitalization of reserves	-	114,385	-	58,196	-	-	-	(172,581)	-	-
Net income	-	-	-	-	-	-	-	445,719	-	445,719
Legal reserve	-	-	-	-	-	-	15,268	(15,268)	-	-
Dividends / interest on capital	-	-	-	-	-	-	-	(186,837)	-	(186,837)
Expired dividends	-	-	-	-	-	-	-	32	-	32
Cumulative translation adjustment	-	-	-	-	-	-	-	-	(4,632)	(4,632)

BALANCE AT DECEMBER 31, 2005	479,287,609	882,627	242,544,448	298,397	8,353	-	126,711	305,914	(1,748)	1,620,254

Capital increase	-	-	1,292,094	5,116	-	-	-	-	-	5,116
Restructuring adjustments	-	-	16,779,763	248,266	(8,353)	-	(126,711)	(109,407)	(3,795)	-
Conversion of preferred shares into common shares	(479,287,609)	(882,627)	479,287,609	882,627	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	390,140	-	390,140
Legal reserve	-	-	-	-	-	-	13,797	(13,797)	-	-
Dividends / interest on capital	-	-	-	-	-	-	-	(150,516)	-	(150,516)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	8,533	8,533
Post-retirement benefits – Adoption SFAS 158 (net of tax of $476)	-	-	-	-	-	-	-	-	754	754

BALANCE AT DECEMBER 31, 2006	-	-	739,903,914	1,434,406	-	-	13,797	422,334	3,744	1,874,281

Capital increase – stock options exercised	-	-	561,130	3,601	-	-	-	-	-	3,601
Net income	-	-	-	-	-	-	-	489,305	-	489,305
Legal reserve	-	-	-	-	-	-	16,741	(16,741)	-	-
Treasury shares acquired	-	-	-	-	-	(784)	-	-	-	(784)
Dividends / interest on capital	-	-	-	-	-	-	-	(128,496)	-	(128,496)
Expired dividends	-	-	-	-	-	-	-	36	-	36
Cumulative translation adjustment	-	-	-	-	-	-	-	291	10,472	10,763
Transfer between reserves	-		-	-	-	-	23,033	(23,033)		-
Post-retirement benefits (net of tax of $455)	-	-	-	-	-	-	-	-	734	734

BALANCE AT DECEMBER 31, 2007	-	-	740,465,044	1,438,007	-	(784)	53,571	743,696	14,950	2,249,440

The accompanying notes are an integral part of these consolidated financial statements.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

1	The Company and its Operations

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

The Company has grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, executive aviation and defense purposes. The Company has developed and enhanced its engineering and technological capabilities through its development of products for the Brazilian Air Force and through joint development projects with foreign partners. The Company has applied the capabilities it has gained from its defense business to develop its commercial and executive aviation aircraft businesses.

At the Extraordinary General Shareholders’ Meeting held on March 31, 2006, the shareholders approved the proposal for a corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the Company formerly know as Embraer – Empresa Brasileira de Aeronáutica S.A. into its Parent Company, Rio Han Empreendimentos e Participações S.A. The Parent Company, which had no operations up to the date of the merger, changed its corporate name to Embraer - Empresa Brasileira de Aeronáutica S.A.

As established in the merger protocol, the equity variations of the predecessor Embraer from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded by the Company directly in retained earnings. The Company recorded the equity variations from January 1 to March 31, 2006 in results of operations. The December 31, 2006 financial statements are being compared to those of the predecessor Embraer.

The objective of this restructuring was to improve access to the capital markets to sustain the growth of the Company's businesses. This restructuring enabled the Company to register in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights to all shareholders. The Company notified the market of this transaction on January 20, 2006.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices located in Brazil, the United States, France, Spain, China and Singapore, mainly engaged in sales marketing and post sales/maintenance services.

2	Presentation and Consolidation of Financial Statements

(a)	Presentation

(i)
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”).

(ii)
A substantial portion of the Company's sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) 52 - “Foreign Currency Translation” (“SFAS 52”). The Company's Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company's management has concluded that its functional currency is currently the U.S. dollar.

(iii)
For US GAAP purposes, the Company has elected the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. Translation gains and losses are recorded in Foreign exchange loss, net in the statement of income.

(iv)
For subsidiaries whose functional currency is a currency other than the U.S. dollar, asset and liability accounts are translated into the Company's reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders' equity, in Cumulative Translation Adjustment.

(b)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company directly or indirectly has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities - SPEs – for which the Company was considered to be the primary beneficiary according to FASB Interpretation 46-R (“FIN 46-R”), FIN 46-R - “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(c)	Acquisition

In December 2004, a consortium formed by the Company and the European Aeronautic Defense and Space Company (“EADS”) successfully bid to acquire OGMA - Indústria Aeronáutica de Portugal S.A. (“OGMA”), an aeronautical maintenance and production company, in a privatization auction by the Portuguese government. The Company held a controlling interest of 99%, and EADS held 1% in the consortium, Airholdings, SGPS, S.A. (“Airholdings”). In March 2006, EADS exercised its option to increase its interest in Airholdings to 30%. Approval of the transaction was granted by the European antitrust authorities on March 9, 2005 and the entity was consolidated by the Company as of December 31, 2005. The stake acquired through Airholdings, represents 65% of OGMA's total capital and the total consideration paid amounted to €11.4 million, equivalent to US$15,417. The acquisition was accounted for as a business combination according to SFAS 141 “Business Combinations” as of December 31, 2005.

(d)	Restatement of prior years financial statements

On November 26, 2007 the Company filed its restated financial statements, as at December 31, 2006 and 2005 and for the three years in the period ended December 31, 2006 on Form 20F-A.

The restatements arose from the effects of a reassessment of previously adopted U.S. GAAP accounting practices for complex sales transactions involving product warranties, multiple deliverables and contractual concessions to our customers. The restatement adjustments did not result in an impact on reported net income, income per share, or shareholders’ equity for any of the years reported but did require adjustments to recognize or derecognize certain current assets and liabilities as a result of deferring revenue and also to correct certain line items in the statement of income and of cash flow. The more significant adjustments affecting the presentation of gross profit and operating income were as follows:

Gross profit – Year ended	As Reported	Adjustments	As Restated
December 31, 2005	1,158,091	(107,503)	1,050,588
December 31, 2006	1,071,169	(118,452)	952,717

Income from operations – Year ended	As Reported	Adjustments	As Restated
December 31, 2005	507,846	2,445	510,291
December 31, 2006	307,739	35,092	342,831

For further details on this restatement please refer to our restated financial statements filed at November 26, 2007.

3	Summary of Significant Accounting Policies

(a)	Revenue recognition

The Company recognizes revenues from sales by the commercial, executive aircraft, aviation services and defense and government segments when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and in the case of aviation services, when the service is provided to the customer.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The Company also recognizes rental revenue for lease aircraft as operating leases, ratably over the lease term and recorded as net sales in the others segment.

In the defense and government segments, a significant portion of revenues is derived from long-term development contracts with the Brazilian and foreign governments, for which the Company recognizes revenues under the percentage of completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

Revenues under exchange pool programs are recognized monthly over the contract term and consist partly of a fixed fee and partly of a variable fee directly related to actual flight hours of the covered aircraft.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met: (i)  the delivered item has value to the client on a stand-alone basis; (ii) there is objective and reliable evidence of the fair value of the undelivered item; and (iii)  if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.

If these criteria are not met, the arrangement is accounted for as one unit of accounting, which results in revenue being deferred until the earlier of when such criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value.

Sales deductions comprise indirect sales taxes and contractual concessions.

The Company offers contractual concessions that provide its customers with a reduction in the amount paid for its aircraft. The concessions are recorded as Sales deductions in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, because the concessions represents a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft, and, therefore, is recorded as Net sales.

(b)	Cost of sales and services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

Material - Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Labor -These costs are primarily Real-denominated.

Depreciation -Property, plant and equipment is depreciated over the useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in Cost of sales and services, from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

In accordance with SFAS 5, “Accounting for Contingencies,” the Company accrues a liability for the obligations associated with product warranties at the aircraft delivery date which is estimated based on historical experience and recorded in Cost of sales and services.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand in banks and highly liquid investments, such as certificates of deposit, time deposits and other money market investments with original maturities of 90 days or less.

(d)	Temporary cash investments

Securities with original maturities greater than 90 days, which are held through exclusive investment funds, are classified as temporary cash investments.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(e)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on an analysis of accounts receivable in an amount considered sufficient to cover expected losses on uncollectible accounts receivable.

(f)	Inventories

Inventories are stated at the lower of average production or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management's estimate of net realizable values. Allowances are reversed if inventories are sold or written-off.

(g)	Spare part exchange pools

Based on formal contractual arrangements with customers, certain spare parts are segregated and placed in exchange pools for the exclusive use of customers participating in such programs, from which they may withdraw for their use an equivalent functioning part, as defined, for an unserviceable part, as needed. Parts placed in exchange pools, recorded as Other assets, are depreciated using the straight-line method over estimated useful lives of seven to ten years and considering estimated residual values of 20% to 50% of original cost, which management believes approximate the usage and change in value of the items. Costs to refurbish parts placed in exchange pools are expensed as incurred. Items in exchange pools are classified as Other long-term assets on the consolidated balance.

During 2005, 2006 and 2007, the Company recognized revenues of US$26,022, US$39,311 and US$49,757, respectively, under exchange pool arrangements, which are reported as net sales in the consolidated statements of income and comprehensive income in the aviation services segment.

(h)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease and/or sale.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company considering the customer credit rating and related collateral if any attached to the respective notes receivable.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation (Note 8). The Company reviews aircraft under operating leases for impairment when events or circumstances indicate that the carrying amount of the assets may not be recoverable. An asset under an operating lease is considered to be impaired when the expected undiscounted cash flows over its remaining useful life is less than its carrying value. Various assumptions are used to determine the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods over which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected useful life of the asset. The determination of expected lease rates is generally based on independent reference values obtained from publications and similar aircraft sales in the secondary market. The Company uses historical information and current economic trends to develop the remaining assumptions. When there is an indication that an asset is impaired, the impairment loss recorded represents the excess of the carrying value over the estimated fair value.

Used aircraft available for lease or sale are stated at their acquisition cost. The Company performs a comparison between the individual aircraft cost and its estimated market value, based on third-party appraisal estimates for each aircraft. Any resulting deficiencies are recorded as a reduction of the carrying value of the aircraft and charged to Other operating expenses.

(i)	Collateralized accounts receivable and non-recourse and recourse debt

Some of the Company's sales transactions are structured financings through which an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft purchase through an SPE, and a portion of the credit risk remains with the third-party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

The Company applies FIN 46-R and consolidates variable interest entities in which it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated. When the Company is no longer the primary beneficiary, the assets and liabilities related to the aircraft are deconsolidated from the balance sheet.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in recording investments in minimum lease payments receivable and residual value, gross of unearned income and corresponding non-recourse debt (Note 9).

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The residual value of the sales-type lease assets is estimated at the lease inception based on a number of factors, including the estimated future market value of the aircraft on the basis of third party appraisals, including information developed from similar aircraft remarketing in the secondary market. The Company reassess quarterly the sales-type lease investment amount for impairment based on third-party appraisals and credit rating for customers.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with SFAS 13, “Accounting for Leases”.

Costs incurred for the development of computer software for internal use are capitalized in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (Note 13). Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

Long-lived assets held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the estimated fair value of the asset. No impairment losses on fixed assets were recorded in 2005, 2006 or 2007.

(k)	Marketing and advertising expenses

The Company records marketing and advertising expenses as incurred which totaled US$7,074, US$13,309 and US$13,418 for 2005, 2006 and 2007, respectively, included in Selling expenses. The Company participates in air shows to promote its products and develop customer relationships. The amounts expensed in relation to such fairs totaled US$9,437, US$13,812 and US$14,344 for 2005, 2006 and 2007 respectively.

(l)	Investments

Marketable debt and equity securities are accounted for in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities which the Company has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at amortized cost, while securities that are purchased for trading purposes are classified as trading securities and marked to market with the effects of changes in fair value recorded in the statement of income and comprehensive income. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are recorded as permanent write-downs with a charge to Interest income (expense), net.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The Company uses the equity method to account for its investees in which it holds less than 50% and more than 20% of the investee's voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. Under the equity method, the Company records its proportionate share in the investee's earnings, reduced by dividends received.

(m)	Product warranties

Warranty costs related to sales of aircraft and parts are recognized as a Cost of sales and services at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that consider, among others, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provisions for warranties are included in Other payable and accrued liabilities (Note 15).

(n)	Contingencies and guarantees

Losses for contingencies related to labor, tax and civil litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on the opinion of legal counsel and management's estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet dates.

In accordance with FIN 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During 2005, 2006 and 2007, the fair value of guarantees recorded by the Company generated a sales deduction of US$4,469 and US$1,603 and income of US$2,510, respectively.

(o)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees. Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Certain wholly-owned subsidiaries in the United States sponsored a defined benefit pension plan, which was terminated and liquidated during 2006, and a post-retirement medical benefit plan. The Company accounted for such benefits in accordance with SFAS 87, “Employers' Accounting for Pensions” and SFAS 106, “Employers' Accounting for Postretirement Benefits Other Than Pensions”, respectively.

The funded status of the defined benefit pension and post-retirement medical benefit plans is recorded by the Company based on the funded status of each plan as of the balance sheet dates. The net periodic cost of the Company's post-retirement medical benefit plan and the terminated defined benefit pension was determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate.

In September 2006, SFAS 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements 87, 88, 106 and 132(R)” was issued which requires an entity to recognize in its balance sheet the over or underfunded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of defined benefit postretirement plans within other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost (Note 23).

(p)	Employee profit sharing plan

The Company maintains an employee profit sharing plan linked in part to dividend distributions and to annual pre-agreed action plans and performance goals. For 2007, the Company allocated the total profit sharing expense of US$71,039 as follows:

.	Production employees - US$28,694 (40.4%), to Cost of sales and services;

.	Sales employees - US$14,217 (20.0%), to Selling expenses;

.	Administrative employees - US$7,215 (10.2%), to General and administrative expenses; and

.	Research and development employees - US$20,913 (29.4%), to Research and development expenses.

For 2005 and 2006 the full amount was presented as Employee profit sharing.

(q)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contributions from suppliers and recognized as research and development only when the Company has met its obligations under the provisions of the related supply agreements. Net research and development expenses were US$93,166, US$112,743 and US$259,726 for 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, the Company recognized as a reduction of R&D expenditures of US$55,085, US$36,003 and US$23,749, respectively, for to payments previously received from risk-sharing partners related to the certification of the EMBRAER 170, EMBRAER 175 and EMBRAER 190 family of aircraft and the fulfillment of other contractual milestones.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(r)	Stock compensation

The Company has a share-based compensation plan (Note 27).

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payment”. SFAS 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all share awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, companies are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. On January 1, 2006, the Company adopted SFAS 123R using the modified prospective application transition method without material impact to the financial statements.

Prior to the adoption of SFAS 123R, the Company applied Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock compensation plan. Under such standard, the Company recorded an expense for stock-based compensation in an amount equal to the excess of the quoted market price over the option exercise price on the grant dates, if any. Since there were no options granted in 2005 and given the low number of previously granted options that vested during these years, there would have been no material impact had the Company applied the provisions of SFAS123 “Accounting for Stock-based Compensation” in that year.

(s)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2005, 2006 and 2007 are as follows:

Federal income tax rate	25%
Social contribution tax rate	9%
Combined tax rate	34%

The Company records income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS 109, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian Reais to US Dollars at historical exchange rates and that result from changes in exchange rates or inflation indexation adjustments in local currency for tax purposes.

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes”, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The effects of adoption had an insignificant impact on the financial statements.

The Company records interest and penalties on uncertain tax positions under Interest expense.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(t)	Derivative financial instruments

The Company accounts for derivative financial instruments pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The Company's derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS133.

Accordingly, changes in the fair value of these derivative financial instruments are recorded in income and classified as a component of Interest income (expense) (Note 22).

(u)	Comprehensive income

SFAS 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income of the Company consists of net income, the effects of foreign currency translation adjustments on subsidiaries and commencing in 2006, the effects of recording the funded status of post-employment benefit plans in accordance with SFAS 158.

(v)	Compensated absences

The liability for future compensation of employee vacations earned is fully accrued as benefits are earned.

(x)	Use of estimates

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

4	Recently Issued Accounting Pronouncements – Not Yet Adopted

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which is effective for financial statements issued for fiscal years beginning after November 15, 2007. Therefore, the Company expects to adopt SFAS 157 in 2008. This standard clarifies the definition of fair value, establishes a framework for using fair value to measure assets and liabilities, and expands the disclosures on fair value measurements. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The effect, if any, of adopting SFAS 157 on the Company's consolidated financial position, annual results of operations or cash flows has not yet been finalized.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements 115”. SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective from 2008. The Company has chosen not to adopt the fair value option for financial assets and financial liabilities.

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combinations”, which replaces SFAS 141, “Business Combinations”. SFAS 141(R) retains the fundamental requirement in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)'s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires measurement of the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies, in the case of the Company, from January 1, 2009.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective, in the case of the Company, from January 1, 2009). Although earlier adoption is prohibited, the presentation and disclosure requirements will be applied retrospectively for all periods presented. The Company is currently evaluating the impact of SFAS 160 but believes that it will not generate a material impact on the Company's consolidated results of operations or financial position.

5	Cash and Cash Equivalents

	2006	2007

Cash equivalents
Denominated in US$ (i)	751,331	1,122,927
Denominated in R$ (ii)	333,211	59,021
Denominated in other currencies	10,445	12,807
Cash and bank balances
Denominated in other currencies	79,737	72,770
Denominated in US$	24,441	27,869
Denominated in R$	10,231	11,972
	1,209,396	1,307,366

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(i)	Represents time deposits, money market funds and overnight funds deposited overseas by consolidated subsidiaries.

(ii)
Mainly represented by money market funds with several financial institutions. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate).

6	Temporary Cash Investments

	2006	2007

Temporary cash investments	555,795	1,185,745

At December 31, 2007 and 2006, the Company held investments in private investment money market funds primarily comprised of debentures issued by private companies and notes issued by the Brazilian Federal Government. The securities included in the portfolio of the private investment funds have daily liquidity and are marked-to-market on a daily basis. The Company considers these investments as securities held for trading purposes, with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. No assets of the Company are offered as collateral for these obligations and the creditors of the funds have no recourse against the general credit of the Company.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable

	2006	2007

Aviation Services	159,939	206,049
Defense and Government
- Brazilian Air Force	87,268	68,910
- Other	26,103	23,526
Commercial Aviation	-	34,717
Others	56,094	92,017
	329,404	425,219
Less - allowance for doubtful accounts	(29,417)	(30,908)
	299,987	394,311

Less - current portion	277,878	354,650
Long-term portion	22,109	39,661

Unbilled accounts receivables relating to revenues from long-term defense contracts recognized under the POC method totaled US$2,784 at December 31, 2007 (2006 - US$14,786).

The changes to the allowance for doubtful accounts are summarized as follows:

	2005	2006	2007

Beginning balance	23,497	25,246	29,417
Additions	2,109	5,674	6,433
Write-offs	(360)	(1,503)	(4,942)
Ending balance	25,246	29,417	30,908

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Sales to customers when such sales exceeded 10% of the Company´s net sales were as follows:

	Net Sales (%)
	2005	2006	2007
Commercial Aviation
Air Canada	11.4	11.5	13.1
Republic/ Chautauqua	17.5	-	12.6
Jet Blue	-	11.1	-
Continental/ ExpressJet	11.7	-	-
American Eagle	10.3	-	-

8	Customer and Commercial Financing

	2006	2007

Operating lease equipment, at cost, less accumulated depreciation of US$48,268 (2006- US$36,081), (i)	351,573	377,838
Notes receivable (ii)	217,393	36,836
	568,966	414,674
Less – Current portion	16,215	4,292
Long-term portion	552,751	410,382

(i)
Rental income for leased aircraft amounted to US$26,202, US$34,785 and US$44,172 for 2005, 2006 and 2007, respectively.  Minimum future rentals on non-cancelable operating leases for each of the five succeeding years are as follows at December 31, 2007:

2008	37,357
2009	31,957
2010	21,533
2011	9,480
2012	2,444

(ii)
Notes receivable represent sales financing, indexed at average interest rates of 4.6% per annum with maturities through 2021. In December 2007, the Company consummated an agreement to securitize receivables with a book value of US$193,882 Pursuant to SFAS 140 “Accounting for transfer and servicing of financial assets and extinguishments of liabilities, a replacement of FASB Statement 125” the receivables were not derecognized from the balance sheet. The receivables were reclassified to Collateralized accounts receivables.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The maturity schedule for notes receivables is as follows at December 31, 2007:

2008	4,292
2009	2,711
2010	2,837
2011	2,970
2012	3,109
2013	3,254
Thereafter	17,663
Total	36,836

9	Collateralized Accounts Receivable and Non-Recourse and Recourse Debt

Underlying lease transactions which qualify as sales-type leases result in the consolidation of the corresponding SPEs and recording of investments in minimum payments receivable and residual value, gross of unearned income which totaled US$1,360,253 and US$938,180, (net amount of US$819,722 and US$477,689) as of December 31, 2006 and 2007, respectively, and are presented as Collateralized accounts receivable.

These transactions also resulted in the recording of non-recourse debt of US$511,181 and US$44,521, and an amount of recourse debt of US$318,577 and US$441,176, as of December 31, 2006 and 2007, respectively.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The components of investment in sales-type leases at December 31 were as follows:

	2006	2007

Estimated residual value of leased assets	587,238	473,115
Minimum payments receivable	773,015	465,064
Unearned income	(540,531)	(460,490)
Investments in sales-type lease	819,722	477,689
Less - current portion	70,980	12,416
Long-term portion	748,742	465,273

Maturities of minimum payments receivable at December 31, 2007 are summarized as follows:

2008	23,305
2009	23,315
2010	23,316
2011	23,794
2012	26,181
2013	22,986
Thereafter	322,167
465,064

During 2007, the Company effected a transaction with a third party through which it transferred its interest in a structured sales financing arrangement. As it is no longer the primary beneficiary, based on management´s evaluation of its expected loss variability, the Company deconsolidated US$317,297 of receivables and the corresponding balances of recourse and non-recourse debt from the balance sheet.

10	Inventories

	2006	2007

Finished goods	289,212	354,296
Work-in-process (i)	744,284	965,326
Raw materials	825,235	897,681
Inventory in transit	171,289	240,217
Advances to suppliers	17,224	33,653
	2,047,244	2,491,173

(i)
Includes US$73,939 related to six pre-production series aircraft (2006 - US$141,743 related to eight aircraft) of the EMBRAER 170/190 family and one Legacy, which were in construction or in use under the certification campaign.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The amounts presented above are net of an obsolescence allowance. Changes to the valuation allowance were as follows:

	2005	2006	2007

Beginning balance	104,843	112,048	123,766
Additions	25,122	16,659	6,974
Write-off	(14,242)	(6,075)	(16,919)
Foreign exchange (gain) loss	(3,675)	1,134	2,834
Ending balance	112,048	123,766	116,655

11	Guarantee Deposits and Other Assets

	2006	2007

Guarantee deposits (i)	590,720	457,239
Court-mandated escrow deposits (ii)	108,870	145,978
Taxes recoverable (iii)	54,283	99,997
Spare part exchange pools (Note 3(g))	29,889	60,558
Credits with suppliers (iv)	17,492	28,585
Restricted cash from sales-type leases	9,717	23,942
Prepaid insurance	14,479	12,714
Advances to employees	9,321	12,393
Compulsory loans and bank guarantee deposits	16,322	12,229
Commission advances	5,361	10,489
Prepaid expenses	15,395	9,762
Unrealized gains on derivatives (Note 32)	4,122	8,069
Other	35,363	41,529
	911,334	923,484
Less- Current portion	465,703	217,157
Long-term portion	445,631	706,327

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(i)	Guarantee deposits comprise, principally,:

(a)
US$287,509 refers to collateral for financing arrangements and residual value guarantees of certain aircraft sold (Note 35) (2006 - US$272,661). In the event the guarantor of the debt (an unrelated third party) is required to pay the creditors under such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw the escrow account. The deposited amounts will be released when the financing contracts mature (between 2013 and 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as Interest income by the Company. In order to enhance returns on such guarantee deposits, in 2004, the Company bought structured notes in the face amount of US$123,400 with the depositary bank which generated interest of US$7,581 in 2007 (2006 - US$7,581), which was added to the principal amount. This yield enhancement was obtained through a credit default swap transaction which provides the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, notes may be redeemed by the holder at the greater of the note's market value or its original face amount, which would result in the loss of all interest accrued on such note to date. The interest accrued as of December 31, 2007 totals US$22,835.

(b)	US$169,730 (2006 – US$318,059) remunerated deposited with third party financial institutions as a pledge under a specific sale financing structure.

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, primarily taxes and contributions which are being contested through the courts (Notes 17 and 19).

(iii)	Taxes recoverable refer mainly to PIS (Social Integration Program), COFINS (Contribution for Social Security) and ICMS (Value-added State Tax) credits recoverable on purchases of production inputs.

(iv)	Credits with suppliers represent rework performed by the Company, reimbursable by the suppliers.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

12	Investments

	2006	2007

Held-to-maturity securities - NTNs (i)	32,840	40,847
Other	1,004	1,611
	33,844	42,458

(i)
NTNs refers to Brazilian Federal Government National Treasury Notes acquired by the Company from customers, related to the equalization of interest rates to be paid under the Export Financing Program - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at present value. The interest earned is added to the balance and recorded as interest income, as the Company has the intent to hold these securities until maturity.

13	Property, Plant and Equipment, Net

	Estimated	2006			2007
	useful life		Accumulated			Accumulated
	(years)	Cost	depreciation	Net	Cost	depreciation	Net

Land	-	2,483	-	2,483	3,372	-	3,372
Buildings and improvements	10 to 48	234,407	71,312	163,095	268,696	82,168	186,528
Machinery and equipment	5 to 17	290,377	223,713	66,664	364,049	244,147	119,902
Tooling	10	148,781	66,699	82,083	224,475	81,406	143,069
Installations	10 to 31	84,552	62,552	22,000	93,027	67,237	25,790
Software	5	84,355	67,580	16,775	98,969	78,517	20,452
Computers and peripherals	5	49,418	41,178	8,240	55,517	44,291	11,226
Furniture and fixtures	5 to 10	28,233	19,435	8,798	33,234	21,133	12,101
Aircraft (i)	5 to 20	18,650	10,799	7,851	15,753	11,579	4,174
Vehicles	5 to 14	10,556	8,234	2,322	12,236	9,084	3,152
Construction in progress	-	20,132	-	20,132	30,212	-	30,212
Capital Lease	5	45,560	42,550	3,010	47,094	44,215	2,879
Other	5	16,703	7,911	8,791	4,118	996	3,122
		1,034,207	621,963	412,244	1,250,752	684,773	565,979

(i)	These aircraft are used for demonstration and internal purposes.

Interest charges capitalized in 2005, 2006 and 2007 were US$733, US$871 and US$1,646, respectively.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

14	Contribution from Suppliers

The Company has agreements with key suppliers to assure their participation in research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company's right to such contributions to its meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as reduction to research and development when contractual milestones are achieved.

15	Other Payables and Accrued Liabilities

	2006	2007

Accrued payroll and related charges	90,335	140,079
Unearned income (i)	83,541	113,723
Product warranties (ii)	97,354	104,923
Other creditors	54,357	79,523
Accrued employee profit sharing (Note 3p)	29,097	61,943
Deferred income (iii)	51,060	47,561
Provision related to financial guarantee (Note 35)	32,402	24,459
Product improvement accruals (ii)	43,509	21,440
Accrued materials	8,739	15,136
Unrealized losses on derivatives (Note 32)	15,236	10,918
Security deposit	5,730	5,618
Insurance	4,857	4,408
Financial credits	4,828	4,019
Post-retirement benefits (Note 23)	4,963	2,022
Other	14,795	29,808
	540,803	665,580
Less-current portion	433,291	466,593
Long-term portion	107,512	198,987

(i)
Represent unearned income from sales of spare parts, services related to technical assistance and training of mechanics and crews. This amount will be recognized when the product or service is provided to the customer.

(ii)	Includes warranty and contractual obligations to implement improvements to aircraft sold (Note 35).

(iii)	Refers to certain aircraft sales that, due to contractual obligations are accounted for as operating leases.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

16	Advances from Customers

	2006	2007

Denominated in US$	706,270	1,137,368
Denominated in R$	22,171	32,208
	728,441	1,169,576
Less - current portion	544,802	801,619
Long-term portion	183,639	367,957

The advances denominated in Brazilian Reais are translated to US Dollars in the above table at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17	Taxes and Payroll Charges Payable

	2006	2007

Disputed taxes and social charges (i)	532,520	485,243
Current taxes (other than taxes on income)	43,464	56,980
Refinanced INSS (social security contribution on rural worker's compensation)	16,014	22,736
	591,998	564,959
Less-current portion	136,950	98,165
Long-term portion	455,048	466,794

(i)
The Company is challenging through legal proceedings the merit and constitutionality of several taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company records its obligation and accrues interest based on the SELIC rate (Central Bank overnight rate). The SELIC rate was 11.25 % as at December 31, 2007 (2006 – 14.13%).

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

A brief description of the Company's legal challenges is set forth below:

.
The Company is challenging changes in the method of calculating PIS and COFINS taxes and the application of such changes to certain periods. As a result of favorable unappealable decisions of the Supreme Court of Justice on September 6, 2007 and October 5, 2007, respectively, the Company reversed US$194,681 of which US$163,592 related to the COFINS tax and US$31,089 to the PIS tax. The reversal is recorded as follows: (i) US$104,777 in Other operating income (expenses), net (Note 29) and (ii) US$89,904 in Interest income (expenses), net. The remaining balance relates to PIS and COFINS taxes of US$47,491 for which the Company has a corresponding escrow deposit which is being challenged in the lower courts.

.
The Company is required to pay to the government an SAT levy (Workers Compensation Insurance) at a rate of 3% of wages. In December 1998, the Company obtained a preliminary injunction to reduce the tax rate from 3% to 1% and the difference has been accrued. The amount accrued was US$84,758 as of December 31, 2007 (2006 - US$61,648).

.
In April 1999, the Company obtained a writ of mandamus that authorized the offset of INSS (Social Security Contribution) due against future payments of INSS, following a rate increase from 10% to 20%, which the Company challenged as being unconstitutional. The amount of US$32,418 was accrued as of December 31, 2007 (2006 - US$25,587).

.
The Company is claiming the right to offset IPI (Federal Excise Tax) credits on the acquisition of non-taxable or zero-rated raw material inputs against income and social contribution taxes. The amount of taxes accrued but not paid related to this claim as of December 31, 2007 was US$49,724 (2006 - US$43,992).

.
The Company is challenging the payment of the Social Contribution tax on export sales revenue and has obtained a favorable decision from the Supreme Court to avoid the payments until a final decision. The amount of taxes accrued but not paid related to this claim was US$236,614 as of December 31, 2007 (2006 - US$178,179).

Court–mandated escrow deposits are made as required (Note 11).

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

18	Liabilities Associated With Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48 on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that has greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, reversing and measurement of tax positions are based on management's best judgment given the facts, circumstance and information available at the reporting date. As of December 31, 2007, the Company recorded an insignificant amount for any uncertainty in income taxes. The Company and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

19	Contingencies

The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions when management believes that it can reasonably estimate probable losses. In connection with some of these proceedings, court-mandated escrow deposits, recorded in Other assets, are made which will only be released to the Company upon a final judgment in its favor. The provisions for tax contingencies and other litigation and the corresponding deposits are as follows:

	2006		2007
	Court- mandated escrow deposits	Provisions	Court- mandated escrow deposits	Provisions
	(Note 11)		(Note 11)
Labor related (i)	-	32,244	-	27,273
Tax related (ii)	5,593	21,667	7,064	25,689
Civil related	-	2,582	-	6,461
Other	-	8,051	-	-
	5,593	64,544	7,064	59,423
Less-current portion	-	31,175	-	7,008
Long-term portion	5,593	33,369	7,064	52,415

(i)
The labor lawsuits relate to claims brought by trade unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the labor union in June 1991 in the name of all employees of the Company employed in November 1990. The objective of the claim is to make the salary increase granted by the Company in January and February 1991 retroactive to November and December 1990, through an agreement with the employees' union. As of December 31, 2006, approximately 97% of current and former employees have agreed to settlements. Another on-going claim relates to salary inflation adjustments effects from the “Plano Collor” and“Plano Verão” (Brazilian economic recovery plans) on the FGTS (Employee Severance Pay Fund) penalty paid by the Company for employees dismissed between December 1989 and June 2003. Based on the position of outside legal counsel the likelihood of loss is probable.

(ii)	This provision relates primarily to income tax and social contribution contingencies arising from tax assessments which are being challenged and for which a final decision is pending.

The activity in the provision account was as follows:

	Labor contingencies	Tax contingencies	Civil disputes	Other

At December 31, 2005	24,561	26,681	2,274	-
Additions	6,201	-	92	-
Interest	610	1,160	-	-
Transfer	-	(8,051)	-	8,051
Payments /reversals	(2,063)	(614)	-	-
Translation adjustments	2,935	2,491	216	-
At December 31, 2006	32,244	21,667	2,582	8,051
Additions	3,955	2,883	3,297	-
Interest	3,977	1,267	47	-
Payments /reversals	(17,971)	(4,640)	-	(8,051)
Translation adjustments	5,068	4,512	535	-
At December 31, 2007	27,273	25,689	6,461	-

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

In addition to the lawsuits and administrative proceedings discussed above, management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on the Company’s business or expect such proceedings to materially impact cash flows of the Company, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss. These other situations involving possible loss contingencies were not significant at the balance sheet dates.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

20	Loans and Financing

	Final
Description	Maturity	Currency	Annual interest rate - %	2006	2007

Foreign Currency
Working capital	2017	U.S. dollar	5.08% to 6.37%	536,906	543,043
	2012	Euro	Euribor plus 0.45% to 1.12%
			4.70% a 5.90%	33,915	42,774
	2008	Sterling	6.30%	-	1,306
	2008	Chinese Yuan	6.48%	-	4,107

Project development	2016	U.S. dollar	LIBOR plus 0.87% to 1.75%	182,353	160,693

Materials acquisition	2010	U.S. dollar	4.12% to 6.84%;
			LIBOR plus 1.10%	229,049	123,790

Export financing	2010	U.S. dollar	7.81%	50,824	55,852

Property and equipment	2035	U.S. dollar	3.53% to 5.75%	10,626	26,874
Advances on foreign exchange contracts	2008	U.S. dollar	5.44% to 6.03%	7,265	13,794

Subtotal				1,050,938	972,233

Brazilian Reais
Export financing	2010	Reais	TJLP plus 2.09% to 2.15%	257,360	715,797

Project development	2015	Reais	TJLP plus 5.00%	34,526	63,937

Working capital	2008	Reais	13.84%	6,327	1,021

Subtotal				298,213	780,755
Total debt				1,349,151	1,752,988
Less-current portion				503,047	932,668
Long-term portion				846,104	820,320

Definitions:
.
LIBOR means London Interbank Offered Rate, fixed semiannually or annually, varying in accordance whith the Loan Agreement, and was 4.60% to 4.22% p.a. at December 31, 2007 (2006 – 5.36% to 5.29% p.a.).

.	Euribor means Euro Interbank Offered Rate fixed semiannually, was 4.71% p.a. at December 31, 2007 (2006 – 3.83% p.a.).
.	The annualized TJLP (Government nominal Long-term Interest Rate), fixed quarterly, was 6.25% p.a. at December 31, 2007 (2006 - 6.85% p.a.).
.	CDI means the Brazilian Interbank Deposit Rate, compounded daily, was 11.12% p.a. at December 31, 2007 (2006 – 13.17% p.a.).

As of December 31, 2007 the Company had a banking standby facility of US$500,000, the maintenance cost for which is recorded as an expense. No draw-downs were made in 2007 or 2006.

In October, 2006, the Company’s wholly-owned subsidiary Embraer Overseas Limited issued US$400,000 6.375% Guaranteed Notes due 2017 in an offering. A portion of the Notes was subsequently registered with the US Securities and Exchange Commission. The notes are fully and unconditionally guaranteed by the Company.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The foreign currency exchange rates (expressed in units per US$1.00) related to the Company's main debt instruments were, at December 31, as follows:

	2006	2007

Brazilian Reais	2.1380	1.7713
Euro	0.7581	0.6790
Chinese Yuan	-	7.3041

Maturities of long-term debt as of December 31, 2007, including accrued interest, are as follows:

2009	75,625
2010	115,202
2011	39,822
2012	121,290
2013	22,120
Thereafter	446,261
820,320

The table below provides an analysis of the weighted average interest rates on loans by currency as of December 31:

	2006	2007

U.S. dollars	6.63%	6.24%
Brazilian Reais	9.12%	7.99%
Chinese Yuan		6.48%
Euro	3.84%	5.13%
Sterling		6.30%

At December 31, 2007, US$169,685 of debt is secured by a combination of mortgages on real estate, mortgages on machinery and equipment and by an escrow account.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Restrictive covenants

Loan agreements with certain financial institutions, representing US$318,420 at December 31, 2007 (2006 - US$337,535), US$213,212 of which is classified as long-term (2006 - US$255,587), contain certain restrictive covenants, as per usual market practices. These require that the Company maintain a maximum leverage ratio of 3.5 : 1 (debt to EBITDA - earnings before interest, taxes, depreciation and amortization); a minimum debt service coverage ratio of 3.0 : 1 (EBITDA to financial expenses) and that the Company's shareholders' equity be higher than R$2.3 billion. In addition, there are other general restrictions related to new pledges of assets, significant changes in control, disposition of assets, dividend payments during an event of default and transactions with affiliates. As of December 31, 2007, the Company was in compliance with all restrictive covenants.

21	Operating and Capital Lease Obligations

The Company leases land, equipment, computers and peripherals under non-cancelable agreements which are classified as operating leases. Rental expense for leased properties under operating leases was US$2,183, US$5,367 and US$6,096 for 2005, 2006 and 2007, respectively.

Future minimum operating lease payments as at December 31, 2007 under non-cancelable lease agreements are as follows:

2008	6,310
2009	4,652
2010	2,952
2011	847
2012	832
Thereafter	8,874
24,467

Obligations under capital leases mainly relate to the lease of software and equipment with terms through 2014 with implicit interest rates which range from 5.7% to 8.3% per annum. The software and equipment are being depreciated over five years.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Future minimum lease payments as at December 31, 2007, including implicit interest, are as follows:

2008	4,556
2009	3,525
2010	2,743
2011	2,263
2012	1,984
Thereafter	2,510
Total	17,581
Less-Implicit interest	(1,147)
Capital lease obligations	16,434
Less-current portion	4,413
Long-term portion	12,021

22	Interest Income (Expense), Net

	Year ended at December 31,
	2005	2006	2007

Interest expense:
Interest and commissions on loans	(73,145)	(87,623)	(112,648)
Interest on taxes and payroll charges under litigation (Notes 17 and 19) and on refinanced taxes	(63,174)	(40,921)	46,771
CPMF (Tax on Bank Account Transactions)	(17,197)	(23,625)	(23,658)
Structured financing costs	(12,481)	(4,707)	(6,390)
Other	(6,933)	(4,770)	(10,108)
	(172,930)	(161,647)	(106,033)

Interest income:
Temporary cash investments and cash and cash equivalents	109,659	161,956	165,735
Interest on NTN, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	35,977	58,339	47,909
Gain on early repayment of loans	36,417	46,970	-
Other	8,792	2,470	15,314
	190,845	269,735	228,958

Gain (loss) on derivatives	(6,434)	7,634	38,533
Indexation charges and foreign exchange gains (losses), net	(15,598)	(10,289)	1,920
Interest income (expenses), net	(4,117)	105,433	163,378

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

23	Post-Retirement Benefits

Defined Contribution Pension Plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan is managed by a Brazilian pension fund controlled by Banco do Brasil, a related party. Contributions by the Company to the plan in 2005, 2006 and 2007 were US$9,986, US$12,904 and US$15,898, respectively.

Defined Benefit Plan

Embraer Aircraft Holding Inc., a wholly-owned subsidiary, sponsored a defined benefit pension plan and a post-retirement medical care plan. In September 2005, termination of the defined benefit pension plan was approved for which regulatory consent was obtained in March 2006. As a result, the participants became fully vested and the plan's net assets were distributed to participants during 2006.

Effective December 31, 2006, the Company adopted SFAS 158, which requires that its balance sheet reflect the funded status of the pension and postretirement plans by measuring the difference between the plan assets at fair value and the projected benefit obligation. The Company recognized the underfunded status of the post-retirement medical care plan in Accrued post-retirement benefits liability (Note 15). Previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in Accumulated other comprehensive income. Since adoption of SFAS 158, the difference between actual amounts and estimates based on actuarial assumptions is recognized in Other comprehensive income in the period in which they occur. The adoption of SFAS 158 resulted in a net decrease in long-term liabilities of US$754, consisting of an increase in Deferred income tax liabilities of US$476 and a decrease in Accrued post-retirement benefits of US$1,230. The offsetting amount of US$754 was included as an adjustment to Accumulated other comprehensive income as of December 31, 2006. As of December 31, 2007 the impact resulted in a net decrease in long-term liabilities of US$734, consisting of an increase in Deferred income tax liabilities of US$455 and a decrease in Accrued post-retirement benefits of US$1,188. The offsetting amount of US$734 was included as an adjustment to Other comprehensive income.

During 2007, the Company made changes to the postretirement medical plan. Certain employees were terminated from the postretirement medical plan and enrolled in a non-qualified deferred compensation plan. This resulted in the reduction of the projected benefit obligation as of December 31, 2007, of US$2,510, which was recognized as a curtailment gain. Certain employees and existing retirees currently receiving benefits under the current plan, remain in the postretirement medical plan at December 31, 2007. The projected benefit obligation under the new non-qualified deferred compensation plan is included in other noncurrent liabilities as of December 31, 2007.

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the service. The change in the benefit obligations for the years ended December 31, 2006 and 2007 is summarized as follows:

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

	Pension benefits		Other post-retirement benefits
	2006	2007	2006	2007

Benefit obligation - beginning of year	8,607	-	8,868	6,957
Amendments	-	-	(2,628)	(3,701)
Service cost	-	-	801	700
Interest cost	103	-	420	383
Actuarial (gain) loss	835	-	(367)	(178)
Participant contributions	-	-	18	-
Benefits paid to participants	(5)	-	(155)	(239)
Settlement	(9,540)	-	-	-
Benefit obligations - end of year	-	-	6,957	3,922

The changes in plan assets for the years ended December 31, 2006 and 2007 are as follows:

	Pension benefits		Other post-retirement benefits
	2006	2007	2006	2007

Fair value of plan assets - beginning of year	8,775	-	1,965	1,994
Employer contributions	598	-	-	-
Actual return on plan assets	173	-	166	145
Participant contributions	-	-	18	-
Benefits paid to participants	(5)	-	(155)	(240)
Settlements	(9,540)	-	-	-
Other	(1)	-	-	-
Fair value of plan assets - end of year	-	-	1,994	1,899

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The net prepaid (accrued) benefit cost as of December 31, 2006 and 2007 is included in Other payables and accrued liabilities (Note 15) and its components are summarized as follows:

	Pension benefits		Other post-retirement benefits
	2006	2007	2006	2007

Funded status	-	-	(4,963)	(2,022)
Accrued cost	-	-	(4,963)	(2,022)

The principal actuarial assumptions utilized at December 31, 2006 and 2007 are as follows:

	Pension benefits (%)		Other post-retirement benefits (%)
	2006	2007	2006	2007

Average discount rate	4.73	-	5.75	5.75
Expected return on plan assets	6.00	-	7.75	7.75
Rate of compensation increase	-	-	5.50	5.50

The Company does not expect to make any contribution during 2008 to the post-retirement medical care plan. The following benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan:

Other post-
retirement benefits
2008	240
2009	230
2010	244
2011	253
2012	252
Through 2017	1,381
2,600

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The components of net periodic benefit cost as of December 31, 2005, 2006 and 2007 are as follows:

	Pension benefits			Other post-retirement benefits
	2005	2006	2007	2005	2006	2007

Service cost	-	-	-	836	801	700
Interest cost	435	103	-	436	420	383
Expected return on plan assets	(541)	(129)	-	(149)	(144)	(145)
Amortization of prior service cost	-	-	-	(45)	(169)	(257)
Amortization of loss	-	36	-	100	103	78
Net periodic benefit cost (benefit)	(106)	10	-	1,178	1,011	759
Curtailment credit	-	-	-	-	-	(2,510)
Net cost (benefit)	(106)	10	-	1,178	1,011	(1,751)

The net benefit cost (benefit) is included in Selling expenses and General and administrative expenses.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 9%, 8% and 8%, was assumed for 2005, 2006 and 2007, respectively. The rate is expected to decrease gradually to 5% by 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Increase	Decrease

Effect on total of service and interest cost components	70	(56)
Effect on the post-retirement benefit obligation	500	(424)

24	Shareholders' Equity

Each common share is entitled to one vote at General and Special Shareholders’ Meetings, subject to certain limitations specified in the bylaws. Preferred shares, which were in issue through March 2006, were non-voting. Pursuant to the Company's bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of the Company's shares on the BOVESPA Novo Mercado, the Company can no longer issue shares without voting rights or with restricted voting rights.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Brazilian Government Golden share

The Brazilian Government holds one special common share, with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company's bylaws, including veto rights over decisions pertaining to the following matters:

(i)	change of the Company's name or its corporate objective;

(ii)	alteration and/or application of the Company's logo;

(iii)	creation and/or modification of any military programs whether or not the Federal Republic of Brazil is involved;

(iv)	training third parties in technology for military programs;

(v)	interruption of the supply of maintenance and spare parts for military aircraft;

(vi)	transfer of the Company´s stock control, and

(vii)
any changes in (1) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII, or (2) the rights attributed by the bylaws to the special class share.

Purchase of shares for treasury

On December 7, 2007, the Board of Directors approved a share buyback program of up to 16,800,000 shares to be effected within 120 days on the BOVESPA exchange. At December 31, 2007, 70,000 shares had been acquired for US$784.

As of March 31, 2008, the Company had concluded its share buyback program, upon the purchase of 16,800,000 shares.

2006 Corporate Restructuring

On March 31, 2006, the Extraordinary General Shareholders´ Meeting approved a corporate restructuring which resulted in the merger of the Predecessor company formerly known as Embraer - Empresa Brasileira de Aeronáutica S.A. into its parent company, Rio Han Empreendimentos e Participações S.A. the latter of which had no other operations at the date of the merger. The surviving company changed its name to Embraer - Empresa Brasileira de Aeronáutica S.A.

As established in the merger protocol, the changes to equity of the Predecessor company from September 30, 2005 (base date for the merger) to December 31, 2005 were recorded directly in retained earnings. The Company recorded the changes to equity from January 1 to March 31, 2006 in results of operations. The financial statements as at and for the year ended December 31, 2006 are those of the Predecessor company, Embraer - Empresa Brasileira de Aeronáutica S.A.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The restructuring also resulted in all existing preferred shares being converted to an equal number of common shares and the listing of the Company on the BOVESPA Novo Mercado.

Appropriated retained earnings

In accordance with the Brazilian Corporate Law and the Company's by-laws, the Company is required to make appropriations to certain reserves (“Appropriated retained earnings”). These comprise (a) an allocation of 5% of annual net income determined under BR GAAP to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses; and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to the shareholders.

Unappropriated retained earnings

Retained earnings under BR GAAP are statutorily restricted by a reserve for discretionary appropriations (“Reserve for Investments and Working Capital”), which allocation to such reserve was ratified by the Company's shareholders for plant expansion and other capital projects. The amount restricted is based on an approved capital budget presented by management. After completion of such projects, the Company may elect to retain the amounts in this reserve until the shareholders vote to transfer all or a portion of the reserve to capital or to distributable retained earnings.

The Company's Board of Directors will submit for approval at the 2008 General Shareholders´ Meeting the appropriation of 100% of net income for 2007, after allocation to the legal reserve appropriations for dividend distributions, and after a reserve for investments and working capital, the latter to be mainly designated for:

.	Research and development for the EMBRAER 170/190 family of aircraft and a new family of executive jets; and
.	New technologies, processes and management models to improve the Company's results, competencies and productivity, and investments in subsidiaries.

25	Dividends

Brazilian legislation permits the payment of cash dividends only from BR GAAP unappropriated retained earnings and certain reserves determined as per the Company's statutory accounting records. At December 31, 2007, unappropriated retained earnings of R$464,604 million (2006 - R$257,764 million) were recorded in the statutory books. At December 31, 2007, such amounts are net of dividends payable and interest on capital payable of US$117,184 which had been approved by the Board of Directors but, as they were still subject to approval and declaration by the shareholders, no liability or reduction in shareholders' equity was recorded for US GAAP purposes.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

In conformity with the Company's bylaws, shareholders are entitled to minimum mandatory dividends equivalent to 25% of annual net income determined in accordance with BR GAAP. The Company's preferred shares did not have voting rights but had priority in the return of capital and were entitled to dividends in an amount 10% greater than those paid to the common shares. As a result of the corporate restructuring completed in March 2006, the Company no longer has preferred shares in its capital structure.

Brazilian companies are permitted to pay interest on capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A withholding tax is due and paid upon payments to shareholders. Interest on capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

Dividends and interest on capital distributions were paid are as follows:

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

			Dividends per share
			(in US dollars and Reais)
			Common		Preferred
Date of declaration	US$	R$	US$	R$	US$	R$

2005:
March 11, 2005 - interest on capital	39,959	106,542	0.0521	0.1389	0.0573	0.1528
June 3, 2005 - interest on capital	47,156	110,836	0.0615	0.1445	0.0676	0.1590
September 16, 2005 - interest on capital	51,097	113,551	0.0665	0.1478	0.0731	0.1625
December 19, 2005 - interest on capital	48,247	112,932	0.0627	0.1469	0.0690	0.1616
Total distribution in 2005	186,459	443,861

2006:
June 12, 2006 - interest on capital	51,868	114,440	0.0702	0.1549	-	-
September 15, 2006 - interest on capital	42,370	92,337	0.0574	0.1250	-	-
September 15, 2006 – dividends	16,318	35,561	0.0221	0.0481	-	-
December 15, 2006 - interest on capital	39,960	84,993	0.0537	0.1149	-	-
Total distribution in 2006	150,516	327,331

2007:
March 09, 2007 - interest on capital	21,168	43,403	0.0286	0.0587	-	-
June 11, 2007 - interest on capital	25,958	50,000	0.0351	0.0676	-	-
September 14, 2007 - interest on capital	81,370	149,632	0.1099	0.2022	-	-
					-	-
Total distribution in 2007	128,496	243,035
Interest on capital proposed by management on December 7, 2007 of US$46,720 was paid on January 11, 2008. Dividend distributions proposed by management on December 7, 2007 of US$70,464 were approved and declared by the shareholders at the General Shareholders´ Meeting on April 14, 2008.

26	Earnings per Share

Up to March 2006 the Company's capital stock was comprised of preferred and common shares. Preferred shares were entitled to receive dividends 10% greater than dividends paid to common shares. Accordingly, basic and diluted earnings per share presented below for the year ended December 31, 2005 were computed based on the two class method, considering an allocation of undistributed earning to common and an allocation of preferred shares on a 100 to 110 basis, based on the weighted average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share, allocated undistributed earnings differ for each calculation.

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders was computed by deducting distributed and undistributed net income available to preferred shareholders from net income. Basic earnings per preferred share was computed by dividing net income available to preferred shareholders by the weighted average number of preferred shares outstanding. Net income available to preferred shareholders corresponds to the sum of preferred stock dividends and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

As a result of the Company's restructuring in March 2006, its capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

The computation of basic and diluted earnings per share for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005			2006	2007
	Common	Preferred	Total	Common	Common

Basic numerator:
Actual dividends declared/paid	58,870	127,965	186,835	150,516	128,496
Basic allocated undistributed earnings	81,572	177,312	258,884	239,624	360,809
Net income available to common and preferred shareholders	140,442	305,277	445,719	390,140	489,305
Basic denominator:
Weighted average number of shares (thousands)	242,544	479,288		739,904	740,142

Basic earnings per share – US$	0.5790	0.6369		0.5273	0.6611

Diluted numerator:
Actual dividends declared/paid	58,581	128,254	186,835	150,516	128,496
Diluted allocated undistributed earnings	81,172	177,712	258,884	239,624	360,809
	139,753	305,966	445,719	390,140	489,305

Allocated net income available for common and preferred shareholders	139,753	305,966	445,719	390,140	489,305
Diluted net income available to common and preferred shareholders	139,753	305,966	445,719	390,140	489,305
Diluted denominator:
Weighted average number of shares outstanding (thousands)	242,544	479,288		739,904	740,142
Dilutive effects of stock options	-	3,451		2,999	905
Diluted weighted average shares	242,544	482,739		742,903	741,047

Diluted earnings per share – US$	0.5762	0.6338		0.5250	0.6603

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

27	Stock Compensation

In 1998 the Company's shareholders approved a stock option plan for management and employees, under continuous employment for at least two years. The Administration Committee is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares were authorized to be granted through May 2003. Options were granted with an exercise price in Reais equal to the weighted average price of the Company's preferred shares traded on the BOVESPA in the 60 trading days prior to the grant date, increased or decreased by 30%, as determined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day-period. These options generally vest as follows: 30% after three years, 30% after four years, and 40% after five years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

As of December 31, 2007, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 18,666,578 preferred shares, net of 1,333,422 shares which were forfeited, as the grantees are no longer employees of the Company (2006- 400 lots of 50,000 shares each, totaling 18,941,578 preferred shares, net of 1,058,422 shares which were forfeited).

Following the Corporate Restructuring, all the preferred shares were converted into common shares.

During 2005, 2006 and 2007, 3,490,189, 1,292,094 and 561,130 options were exercised, in the total amount of US$12,104, US$5,116 and US$3,601 respectively. No compensation expense was recorded for the years. In connection with the 14.2106% stock dividend approved at the Extraordinary General Shareholders' Meeting on March 1, 2002, the Administration Committee granted an additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. In addition, all non-vested option holders were offered an additional grant of 14.2106% of the options held. The total number of additional options granted was 637,318, with an exercise price of R$14.99 (which was higher than the market price of the preferred shares on the date of grant).

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Information regarding options granted to management and employees is presented below (options in thousands):

	2005		2006		2007
	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)

Outstanding at beginning of year	7,639	12.37	3,761	15.14	2,225	18.30
Exercised	(3,490)	8.29	(1,292)	8.61	(561)	12.07
Canceled or expired	(388)	22.00	(243)	20.87	(311)	13.84
Outstanding at end of year	3,761	15.14	2,225	18.30	1,353	22.00
Exercisable at end of year	3,167	13.85	2,225	18.30	1,353	22.00

The weighted average grant date fair value of options granted in 2001, the last year in which options were granted, was US$5.83. The estimated fair values of the options were computed using the Black-Scholes option pricing model based on the U.S. dollar to Brazilian Real exchange rates in effect on the date of grant and using the following weighted average assumptions: 5 years of expected option life; 60% of expected volatility; 3% of dividend yield and 13.4% of risk-free interest rate.

The following table summarizes data on stock options outstanding at December 31, 2007 (options in thousands):

Exercise price (R$)	Number of outstanding stock options	Options exercisable	Weighted average remaining contractual life (years)

14.99	168	168	0.1
23.00	1,185	1,185	0.3
	1,353	1,353

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The following table summarizes data about outstanding stock options by December 31, 2007 (options in thousands):

Grant dates	Vesting date	Expiration date	Weighted average exercise price (R$)	Number of outstanding stock options (thousands)

May 2001	May 2004	May 2008	22.00	394
May 2001	May 2005	May 2008	22.00	411
May 2001	May 2006	May 2008	22.00	548
Total				1,353

Since there were no options granted or modifications of existing options in 2005, 2006 and 2007, no stock options compensation expense was recorded for such year. The effects of the adoption of SFAS 123R in 2006 were not material and no stock option compensation expense was recorded on outstanding stock options that were unvested.

28	Income Taxes

Income tax expense is comprised of the following:

	For the year ended December 31,
	2005	2006	2007

Current -	(83,839)	(45,707)	(33,543)
Deferred-
Temporary differences	40,844	189	14,504
Tax loss carryforwards	1,426	1,106	16,294
Total deferred	42,270	1,295	30,798
Income tax expense	(41,569)	(44,412)	(2,745)

The reconciliation of reported income tax expense to the amount calculated based on the Brazilian combined nominal statutory tax rate is summarized as follows:

	For the year ended December 31,
	2005	2006	2007

Income before taxes as reported	500,006	444,166	499,914
Combined statutory income tax rate	34%	34%	34%
Tax expense at statutory income tax rate	170,002	151,016	169,971

Translation effects (including SFAS 109 paragraph 9(f))	(40,591)	(36,880)	(57,130)
Benefit from distribution of interest on capital	(63,524)	(45,627)	(59,573)
Research and development tax incentives	-	(16,943)	(31,159)
Tax incentives	(1,221)	-	(1,406)
Change in deferred tax valuation allowance	(9,292)	491	(231)
Equity in earnings (loss) of affiliates	(1,053)	(12)	107
Nondeductible expenses, net	1,882	6,397	3,293
Differences in foreign jurisdiction tax rates	(4,996)	(11,197)	(19,224)
Other	(9,638)	(2,833)	(1,903)

Income tax expense as reported	41,569	44,412	2,745

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Deferred tax assets and liabilities are comprised of the following:

	2006	2007
Deferred tax assets
Temporary differences:
Deferred deductibility of research and development and other charges	162,587	245,650
Accrued expenses temporarily not tax deductible	65,630	94,824
Accrued taxes other than taxes on income	95,450	82,840
Accrual for product warranties and improvements	46,538	43,840
Differences in tax basis of inventory	35,637	35,166
Differences in tax basis of property, plant and equipment	9,634	11,035
Accrued post-retirement benefits	1,943	932
Other	34,579	29,281
Tax loss carryforwards (i)	8,897	24,960
Valuation allowance (ii)	(3,726)	(3,495)
Total deferred tax assets	457,169	565,033

Deferred tax liabilities
Temporary differences:
Deferred deductibility of research and development and other charges	(195,878)	(270,317)
Differences in tax basis of property, plant and equipment	(14,390)	(17,227)
Other	(9,329)	(20,061)
Total deferred tax liabilities	(219,597)	(307,605)
Net deferred tax asset	237,572	257,428

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

(i)	Tax loss carryforwards are derived from:

	2006	2007

Brazilian entities	3,371	21,526
Foreign jurisdictions	5,526	3,434
Total	8,897	24,960

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses from foreign subsidiaries are not subject to any statute of limitation.

(ii)	The valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

(iii)	Changes in the valuation allowances are as follows:

	2005	2006	2007

Beginning balance	7,420	3,234	3,726
Additions	1,765	681	881
Reversals	(5,951)	(189)	-
Write off	-	-	(1,112)
Ending balance	3,234	3,726	3,495

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

29	Other Operating Income (Expenses), Net

	For the year ended December 31,
	2005	2006	2007

Provision for contingencies and disputed taxes (i)	(17,183)	3,775	94,535
Employee education, training and professional development	(4,064)	(6,771)	(11,845)
Contractual fines	7,340	12,709	(9,689)
Product modifications	(253)	(1,622)	(3,406)
Sales-type lease gain (loss), net	(10,232)	(12,590)	1,408
Other	(1,687)	6,176	7,358
	(26,079)	1,677	78,361

(i)	In 2007 mainly includes the reversal of US$104,777 of PIS/COFINS provisions following a favorable judicial decision (Note 17).

30	Foreign Exchange Gain (Loss), Net

Foreign exchange gains and losses result from the remeasurement to US dollars, as follows:

	For the year ended December 31,
	2005	2006	2007

Assets
Cash and cash equivalents	54,715	23,812	163,503
Tax recoverable and deferred	4,024	3,149	70,725
Trade accounts receivable	(1,704)	(700)	15,199
Other assets	3,213	7,929	27,595
Exchange gain on assets	60,248	34,190	277,022

Liabilities
Taxes	(30,739)	(12,274)	(156,443)
Loans	-	(7,101)	(93,809)
Provisions	(11,018)	(3,887)	(22,857)
Trade accounts payable	(32,671)	(8,086)	(8,345)
Other liabilities	(1,038)	(6,940)	(33,237)
Foreign exchange loss on liabilities	(75,466)	(38,288)	(314,691)
Foreign exchange loss, net	(15,218)	(4,098)	(37,669)

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

31	Related-Party Transactions

Brazilian Government

The Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, is one of the Company's shareholders, which is controlled by Banco do Brasil, which, in turn, is controlled by the Brazilian Federal Government. As a result, the Company considers Banco do Brasil to be a related party, in addition to the Brazilian Air Force and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, which are also controlled by the Brazilian Federal Government.

The Brazilian Government, principally through the Brazilian Air Force, has participated in the development of the Company since its inception. For the years ended December 31, 2005, 2006 and 2007, the Brazilian Air Force accounted for 6.2%, 1.9% and 1.8% of the Company's net sales, respectively.

BNDES and Banco do Brasil S.A have several transactions with the Company, mainly debt financing and other bank transactions, such as depositary services for cash equivalents and a provider of certain line of credit facilities.

Transactions with such related parties are summarized as follows:

	December 31, 2007
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	174,394	-	174,394
Trade accounts receivable	68,910	-	-	68,910
Other assets	-	179,079	1,312	180,391

Liabilities
Loans and financing	-	12,134	728,231	740,365
Recourse and non-recourse debt	-	271,363	20,144	291,507
Advances from customers	63,208	-	-	63,208

Results of operations
Net sales	96,912	-	-	96,912
Interest income	-	32,137	-	32,137
Interest expense	-	18,229	44,968	63,197

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

	December 31, 2006
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	78,747	-	78,747
Trade accounts receivable	87,268	-	-	87,268
Other assets	-	327,776	1,809	329,585

Liabilities
Loans and financing	-	66,745	292,318	359,063
Recourse and non-recourse debt	-	318,577	511,181	829,758
Advances from customers	17,450	-	-	17,450

Results of operations
Net sales	70,806	-	-	70,806
Interest income	-	-	-	-
Interest expense	-	19,954	18,075	38,029

	December 31, 2005
	Brazilian	Banco do
	Air Force	Brasil S.A.	BNDES	Total

Assets
Cash and cash equivalents	-	203,587	-	203,587
Trade accounts receivable	120,910	-	-	120,910
Other assets	-	260,764	63,725	324,489

Liabilities
Loans and financing	-	119,783	209,293	329,076
Recourse and non-recourse debt	-	260,844	558,409	819,253
Advances from customers	18,881	-	-	18,881
Other payables and accrued liabilities	524	-	-	524

Results of operations
Net sales	237,342	-	-	237,342
Interest income	-	27,364	-	27,364
Interest expense	-	16,503	3,431	19,934

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

32	Financial Instruments and Risk Management

The Company is primarily engaged in the assembly and sale of aircraft to various markets. More than 95% of the Company's sales are exported and sales prices are U.S. dollar-denominated, which is the Company's functional currency. Nevertheless, a significant portion of the Company's labor costs and other local overheads are Brazilian Real-denominated. Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by taxes recoverable and payable, cash equivalents and loans, in Brazilian Reais, to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities plus shareholders' equity in relation to its projected future cash flows.

The Company's market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company's level of exposure to each market risk, including the analysis of the amounts based on projected future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments the Company exposes itself to credit risk (Note 33).

Interest rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company's loans.

The Company's U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company's foreign currency debt is primarily denominated in Brazilian Reais and in Euros. The Brazilian Real-denominated debt bears interest at a variable rate based on the TJLP and the Euro-denominated debt bears interest at fixed rates.

The Company's interest rate risk management strategy may use derivative instruments to mitigate interest rate volatility.

Foreign exchange rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in foreign exchange rates. The Company's primary exposures to foreign currency exchange fluctuations are the Brazilian Real/U.S. dollar and Euro/U.S. dollar exchange rates. The Company aims to mitigate its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward cross-currency interest rate swap contracts and non-deliverable forwards (“NDF”) to implement this strategy.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Derivative financial instruments

Derivative instruments outstanding as of December 31 are as follows:

2007
				Agreed	Gain/ (loss)
		Notional	Maturity	average	Fair
Underlying transactions	Type	amount	date	rate	value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	4,788	2008	64.95% of CDI	(7,974)
Project development	Swap (variable interest into fixed interest - US$)	200,802	2008 to 2016	6.01%	(2,910)
Export financing	Swap (CDI into dual currency - the greater than exchange variation or CDI)	2,500	2008	100% exchange variation (US$ - R$) or 75.0% of CDI	(34)
Total					(10,918)

2007

					Gain / (loss)
Underlying transactions	Type	Original Currency	Negotiated currency	National amount	Fair value

Suppliers	NDF	Sterling	Reais	295	23
Accounts receivable	NDF	US Dollar	Reais	250,000	8,046
TOTAL					8,069

2006
				Agreed	Gain/ (loss)
		Notional	Maturity	average	Fair
Underlying transactions	Type	amount	date	rate	value

Import financing	Swap ( interest + US$ into R$ + CDI +Fixed interest rate)	16,434	2007 to 2008	58.61% of CDI	(15,236)
Working capital / Import financing	Swap (variable interest into fixed interest - US$)	239,371	2007 to 2016	7.36%	2,937
Working capital	Swap (CDI into dual currency - the greater than exchange variation or CDI)	6,289	2007	100% exchange variation (US$-R$) or 75% CDI	7
Total					(12,292)

2006

					Gain / (loss)
Underlying transactions	Type	Original Currency	Negotiated currency	National amount	Fair value

Suppliers	NDF	Sterling	Reais	7,402	409
Accounts receivable	NDF	US Dollar	Reais	100,000	769
TOTAL					1,178

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

33	Concentration of Credit Risk

The Company may incur losses if counterparties to the Company's contracts do not pay amounts owed to the Company. The Company's primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales (Notes 9 and 35).

Financial instruments which may potentially subject the Company to concentrations of credit risk include (i) cash and cash equivalents, (ii) trade and other accounts receivable, (iii) customer commercial financing (iv) advances to suppliers and (vi) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to facilitate customer financing.

34	Fair Value of Financial Instruments

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

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

The estimated fair values of financial instruments are as follows:

	2006		2007
	Carrying	Fair	Carrying	Fair
	amounts	Value	amounts	value

Financial assets
Cash and cash equivalents	1,209,396	1,209,396	1,307,366	1,307,366
Temporary cash investments	555,795	555,795	1,185,745	1,185,745
Trade accounts receivable, net	299,987	299,987	394,311	394,311
Guarantee deposits (Note 11)	607,109	607,109	469,554	469,554
Held-to-maturity securities	32,840	31,785	40,847	40,571
Derivatives	4,122	4,122	8,069	8,069

Financial liabilities
Loans and financing	1,349,151	1,416,832	1,752,988	1,827,344
Trade accounts payable	912,753	912,753	912,885	912,885
Derivatives	15,236	15,236	10,918	10,918

35	Off-Balance Sheet Arrangements

The Company participates in certain off-balance sheet arrangements, in the normal course of business, including by providing guarantees, repurchase obligations, trade-in and product warranty commitments.

Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. Upon an event of default, the Company usually is the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee is made only upon surrender of the underlying asset for remarketing.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, the Company bears the difference between the specific guaranteed amount and the actual fair market value. The Company's exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying asset meet tight specific return conditions.

The following table provides quantitative data regarding the Company's guarantees to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	2006	2007

Maximum financial guarantees	1,741,559	1,701,626
Maximum residual value guarantees	930,002	946,366
Mutually exclusive exposure (*)	(433,112)	(415,460)
Provisions and liabilities recorded	(116,402)	(24,459)

Off-balance sheet exposure	2,122,047	2,208,072
Estimated proceeds from performance guarantees and underlying assets	2,177,379	2,352,682

(*)
In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, the residual value and financial guarantees have not been combined to calculate the maximum exposure.

As of December 31, 2006 and 2007, the Company had escrow deposits of US$272,661 and US$287,509, respectively, in favor of third parties to whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures (Note 11).

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Aircraft Trade-In Options

In connection with the signing of a purchase contract for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. As of December 31, 2007, 18 commercial aircraft were subject to trade-in options as agreed by the Company based on new aircraft sales contracts to be delivered in the next coming years, and additional aircraft may become subject to trade-in options due to new trade-in contracts. The trade-in price is based on third-party appraisals related to the forecasted fair value of each specific aircraft. In 2007, the Company was not required to accept aircraft for trade-ins.

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

Product and performance provisions are included in other payables and accrued liabilities and presented the following activity:

	Product warranties	Product improvement accruals	FIN-45 guarantee liability
	(Note 15)	(Note 15)	(Note 15)
At December 31, 2005	90,904	40,350	28,573
Additions	34,431	13,330	459
Payments /reversals	(27,981)	(10,171)	(2,063)
At December 31, 2006	97,354	43,509	26,969
Additions	49,304	16,861	300
Payments /reversals	(41,735)	(38,930)	(2,810)
At December 31, 2007	104,923	21,440	24,459

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

36	Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, executive aviation, aviation services, defense and government and others.

Commercial aviation segment

The Company developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, The Company developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which the Company began delivering in the second half of 2001. The Company believes that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. The Company is continuing to develop the EMBRAER 170/190 jet family with its 70-122 seat platform to serve the trend in the commercial airline market towards larger, faster and longer range jets and to further diversify its strength in the jet market.

Executive aviation

The Company has developed a line of executive jets, the Legacy 600, and is developing additional executive jets in the very light, light and ultra-large segments, namely, the Phenom 100, Phenom 300 and Lineage 1000, respectively. The Company markets its executive jets to customers, including fractional ownership companies, charter companies and air-taxi companies, and high net-worth individuals.

Aviation Services

The Company provides after-sales customer support services and manufactures and markets spare parts for the fleets of its commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services. This segment is being presented separately for the first time in 2007 and the Company has represented information for prior years.

Defense and government segment

The Company designs, develops, integrates and manufactures a wide range of defense and government products, principally for transport, training, light attack and surveillance aircraft. The Company is the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its current fleet. The Company has also sold defense aircraft to military forces of 16 other countries in Europe and Latin America, including the United Kingdom, France, Greece and Mexico.

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

Others

The Company recognizes revenues related to sales of used aircraft or leases to customers primarily through its leasing subsidiary, ECC Leasing Co. Ltd.. In addition, the Company provides structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. The Company also manufactures, on a limited basis, and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft.

Other unallocated costs include corporate costs not allocated to the operating segments. Unallocated capital expenditures and depreciation related primarily to shared service assets.

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Net sales by geographic area	2005	2006	2007

Americas (excluding Brazil)-
Commercial Aviation	2,176,369	1,407,041	2,277,933
Executive Aviation	155,764	304,756	302,181
Aviation Services	174,212	180,217	213,939
Defense and Government	33,927	142,099	156,662
Others	5,099	92,691	69,343
	2,545,370	2,126,804	3,020,058

Brazil-
Executive Aviation	-	-	27,700
Aviation Services	15,491	50,203	46,432
Defense and Government	230,286	71,203	96,912
Others	57,282	24,988	77,960
	303,059	146,394	249,004
Europe-
Commercial Aviation	247,976	430,080	485,844
Executive Aviation	100,253	161,314	484,198
Aviation Services	196,949	237,002	227,569
Defense and Government	8,347	13,405	29,228
Others	5,913	-	6,380
	559,438	841,801	1,233,219
Others-
Commercial Aviation	207,652	516,098	612,858
Executive Aviation	22,036	116,010	23,877
Aviation Services	703	12,412	40,312
Defense and Government	151,237	-	63,635
Others	-	-	2,209
	381,628	644,520	742,891
Total	3,789,495	3,759,519	5,245,172

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The following table presents statement of income information by operating segment:

Operating income	2005	2006	2007

Net sales-
Commercial Aviation	2,631,997	2,353,219	3,376,635
Executive Aviation	278,054	582,080	837,955
Aviation Services	387,355	479,834	528,252
Defense and Government	423,796	226,707	346,437
Others	68,293	117,679	155,893
	3,789,495	3,759,519	5,245,172
Cost of sales and services-
Commercial Aviation	(1,892,401)	(1,780,509)	(2,737,260)
Executive Aviation	(193,995)	(398,964)	(602,516)
Aviation Services	(272,509)	(349,638)	(393,078)
Defense and Government	(322,013)	(174,479)	(236,835)
Others	(57,989)	(103,212)	(123,815)
	(2,738,907)	(2,806,802)	(4,093,504)
Gross profit-
Commercial Aviation	739,596	572,710	639,375
Executive Aviation	84,058	183,116	235,439
Aviation Services	114,845	130,196	135,174
Defense and Government	101,784	52,228	109,602
Others	10,305	14,467	32,078
	1,050,588	952,717	1,151,668

Operating expenses-
Commercial Aviation	(315,711)	(303,404)	(299,281)
Executive Aviation	(44,474)	(130,390)	(237,614)
Aviation Services	(32,339)	(25,602)	(80,068)
Defense and Government	(50,267)	(37,988)	(60,492)
Others	-	-	(5,998)
Unallocated corporate expenses	(97,505)	(112,502)	(94,010)
	(540,297)	(609,886)	(777,463)

Income from operations	510,291	342,831	374,205

Embraer - Empresa Brasileira de Aeronáutica S.A.

Notes to Consolidated Financial Statements
Years Ended December 31, 2005, 2006 and 2007
In thousands of U.S. dollars, unless otherwise stated

The following tables present other information about the Company's operating segments:

Property, plant and equipment, net	2006	2007

Commercial Aviation	117,655	165,781
Executive Aviation	18,726	48,816
Aviation Services	42,733	56,520
Defense and Government	50,791	14,442
Others	23,899	38,515
Unallocated	158,440	241,905
Total	412,244	565,979

Trade accounts receivable, net	2006	2007

Commercial Aviation	-	34,717
Aviation Services	145,935	190,947
Defense and Government	113,371	92,437
Others	40,681	76,210
Total	299,987	394,311

Advances from customers	2006	2007

Commercial Aviation	403,706	608,082
Executive Aviation	195,746	439,495
Aviation Services	12,239	35,684
Defense and Government	106,021	66,342
Others	10,729	19,973
Total	728,441	1,169,576

37	Supplemental Disclosure of Cash Flow Information

	2005	2006	2007
Cash paid during the year for
Interest	65,964	99,611	78,297
Income taxes	21,698	89,899	14,278

Non-cash financing and investing transactions
Dividends payable	42,811	35,555	-
Loans and financing (OGMA acquisition)	31,730	-	-
Property, plant and equipment, net (OGMA acquisition)	10,286	-	-
Assets acquired under capital leases	3,754	3,918	11,265