Form 20-F
period 2008-12-31
Embraer - Empresa Brasileira de Aeronautica S.A.
filed 2009-05-01
CIK 1355444

As filed with the Securities and Exchange Commission on May 1, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

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

6.375% Guaranteed Notes due 2017

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:

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

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

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

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. For further information on our corporate reorganization, see “Item 4. Information on the Company—History and Development of the Company—Corporate Reorganization.”

Presentation of Financial and Other Data

Financial Data

Our audited financial statements at December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 are included in this annual report.

Our financial statements as of and for the years ended December 31, 2004 and 2005 have not been included in this annual report.

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

Pursuant to SFAS 52 as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income. Translation gains and losses are recorded under foreign exchange (gain) loss, net in our statement of income.

In our 2006, 2007 and 2008 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

In our Form 20-F/A filed with the U.S. Securities and Exchange Commission, or SEC, on November 26, 2007, we restated our financial statements for the years ended December 31, 2004, 2005 and 2006. For further information, see “Item 15. Controls and Procedures.”

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. Further changes were introduced in 2008 to accounting practices adopted in Brazil, or Brazilian GAAP, by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board). These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect to our financial statements prepared in accordance with U.S. GAAP that are included in this annual report. Our financial statements prepared in accordance with the Brazilian Corporate Law, which are not included in this annual report, are not adjusted to account for the effects of inflation.

As a result of the reconciliation of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our audited consolidated financial statements presented herein differ from those included in our statutory accounting records.

As a result of the listing of our common shares on the Novo Mercado segment of the Bolsa de Valores de São Paulo, or São Paulo Stock Exchange, since January 2009 we are required to either translate into English our quarterly financial statements, including cash flow statements, prepared in accordance with the Brazilian Corporate Law, or prepare such quarterly financial statements in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards, or IFRS.

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jets” refers to narrow body jet aircraft with 30-60 passenger seats;

•	the term “mid-capacity jets” refers to jet aircraft with 70-120 passenger seats. All of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that carry from six to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “ultra-large” refers to executive jets that have longer range and over-sized cabin space and carry, on average, 19 passengers; and

•

the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2004. These aircraft have been included in our defense and government data. In July 2005, we started to include the number of aircraft sold by the defense and government segment to state-owned airlines, such as TAME and Satena, in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	the effects of the current world economic crisis on global and Brazilian economic and market conditions;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers cancelling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian government or international government defense budgets on our revenues;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors as set forth under “Item 3D. Risk Factors.”

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

The following table presents our selected financial and other data at and for each of the periods indicated. Selected financial data as of and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited U.S. GAAP financial statements and are included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our audited U.S. GAAP financial statements not included herein.

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Statement of Income Data
Net sales	6,335.2	5,245.2	3,759.5	3,789.5	3,352.1
Cost of sales and services	(4,991.7)	(4,093.5)	(2,806.8)	(2,738.9)	(2,336.7)

Gross profit	1,343.5	1,151.7	952.7	1,050.6	1,015.4
Operating expenses
Selling expenses	(393.1)	(361.3)	(220.6)	(159.8)	(185.1)
Research and development	(197.0)	(259.7)	(112.7)	(93.2)	(44.5)
General and administrative	(232.4)	(234.8)	(235.5)	(205.2)	(139.4)
Employee profit sharing	—	—	(42.7)	(56.1)	(61.2)
Other operating income (expenses), net	16.0	78.3	1.6	(26.1)	(41.3)

Total operating expenses	(806.5)	(777.5)	(609.9)	(540.4)	(471.5)

Income from operations	537.0	374.2	342.8	510.2	543.9
Non-operating income (expense)
Interest income (expenses), net	(171.4)	163.4	105.4	(4.1)	(38.0)
Foreign exchange gain (loss), net	71.7	(37.7)	(4.0)	(15.2)	(12.2)
Other non-operating income (expenses), net	—	—	—	9.1	(0.1)

Total non-operating income (expense)	(99.7)	125.7	101.4	(10.2)	(50.3)

Income before income taxes	437.3	499.9	444.2	500.0	493.6
Income tax expenses	(41.1)	(2.7)	(44.4)	(41.6)	(112.1)

Income before minority interest and results of affiliates	396.2	497.2	399.8	458.4	381.5
Minority interest	(7.5)	(8.2)	(9.6)	(9.6)	(1.3)
Equity in results of affiliates	—	0.3	(0.1)	(3.1)	—

Net income	388.7	489.3	390.1	445.7	380.2

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Earnings per share
Common share – basic(3)	0.54	0.66	0.53	0.58	0.50
Preferred share – basic(3)	—	—	—	0.64	0.55
ADS – basic(3)	2.16	2.64	2.11	2.55	2.18
Common share – diluted(3)	0.54	0.66	0.53	0.58	0.49
Preferred share – diluted(3)	—	—	—	0.63	0.54
ADS – diluted(3)	2.16	2.64	2.10	2.54	2.17
Dividends per share
Common share(1)(2)(3)	0.32837	0.17361	0.212420	0.260803	0.239678
Preferred share(1)(2)(3)	—	—	—	0.286880	0.263645
ADS(1)(2)(3)	1.31348	0.69443	0.849680	1.147520	1.054580

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Weighted averaged number of shares outstanding (in thousands)
Common share – basic(3)	726,084	740,142	739,904	242,544	242,544
Preferred share – basic(3)	—	—	—	479,288	474,994
Common share – diluted(3)	726,084	741,047	742,903	242,544	242,544
Preferred share – diluted(3)	—	—	—	482,739	479,217

Balance Sheet Data
Cash and cash equivalents	1,391.4	1,307.4	1,209.4	1,339.2	963.8
Temporary cash investments	810.1	1,185.7	555.8	574.4	397.0
Other current assets	3,715.0	3,156.6	3,026.3	2,702.0	2,514.7
Property, plant and equipment, net	737.9	566.0	412.2	388.4	381.3
Other long-term assets	1,989.5	1,850.2	1,894.0	1,928.4	1,825.6

Total assets	8,643.9	8,065.9	7,097.7	6,932.4	6,082.4

Short-term loans and financing(4)	529.3	932.7	503.0	475.3	513.3
Other current liabilities	3,016.0	2,406.7	2,492.1	2,179.1	1,802.8
Long-term loans and financing(5)	1,296.1	820.3	846.1	1,078.1	825.4
Other long-term liabilities	1,523.2	1,588.0	1,318.3	1,532.8	1,565.6
Minority interest	70.0	68.7	63.9	46.8	21.4
Shareholders’ equity	2,209.3	2,249.5	1,874.3	1,620.3	1,353.9

Total liabilities and shareholders’ equity	8,643.9	8,065.9	7,097.7	6,932.4	6,082.4

Other Financial Data
Net cash provided by (used in) operating activities	321.8	580.4	386.9	346.9	(398.8)
Net cash used in investing activities	168.9	(784.3)	(179.5)	(50.5)	(59.1)
Net cash provided by (used in) financing activities	(314.5)	137.0	(395.1)	24.9	105.2
Depreciation and amortization	70.5	58.8	63.9	61.5	59.7

(1)	Includes interest on shareholders’ equity.
(2)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which distributions were approved. As of April 1, 2006, each ADS represents four common shares and before such date each ADS represented four preferred shares. The dividends per ADSs reflect the underlying dividends per share multiplied by four.
(3)	As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of former Embraer was exchanged for one common share of Embraer and each ADS of former Embraer was exchanged for one ADS of Embraer.
(4)	Excludes non-recourse and recourse debt. Includes current portion of long-term debt.
(5)	Excludes non-recourse and recourse debt.

	At and for the year ended December 31,
	2008		2007		2006		2005		2004
Other Data:
Aircraft delivered during period(1):
To the Commercial Aviation Market
ERJ 145		6		7		12		46		87 / 5
ERJ 135		—		—		—		2		1 / 1
ERJ 140		—		—		—		—		—
EMBRAER 170		9		11		32 / 2		46 / 1		46
EMBRAER 175		55		34		11 / 1		14		—
EMBRAER 190		78 / 2		68		40		12		—
EMBRAER 195		14		10		3		—		—
To the Defense and Government Market
EMB 120 Brasília		—		1		—		—		—
Legacy 600		3		1		—		6		—
EMB 145		1		1		—		1		1
EMB 135		2		—		—		—		—
EMBRAER 170		—		—		4 / 1		—		—
EMBRAER 190		—		2		1		—		—
EMB 145 AEW&C/RS/MP		—		—		—		1		6
EMB 312 Tucano / AL-X/ Super Tucano		—		28		14		24		7
To the Executive Aviation Market
Legacy 600		33		35		27		14		13
EMBRAER 175 Shuttle		1		—		—		—		—
Phenom 100		2		—		—		—		—
To the General Aviation Market
Light Propeller Aircraft		26		20		10		31		70

Total delivered		230		218		154		197		231

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
EMB 120 Brasília		—		—		1		—		—
ERJ 145		40		46		53		10		66
ERJ 135		—		—		1		15		17
ERJ 140		—		—		—		20		20
EMBRAER 170		45		31		29		104		112
EMBRAER 175		20		70		74		8		15
EMBRAER 190		237		282		264		178		155
EMBRAER 195		84		47		43		29		15
In the Defense and Government Market
EMB 145 AEW&C/RS/MP		3		—		—		—		1
EMB 312 Tucano/EMB 314/EP Super Tucano		123		104		80		93		69
EMB 145		—		1		—		—		—
EMB 135		1		2		—		—		—
Legacy 600 / Phenom 100		4		3		1		—		5
EMBRAER 170/ EMBRAER 190		2		—		—		3		—
In the Executive Aviation Market
Legacy 450/500/600/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		978		766		384		15		4
In the General Aviation Market
Light Propeller Aircraft		—		—		—		6		25

Total backlog (in aircraft)		1,537		1,352		930		481		504

Total backlog (in millions)	US$	20,935.0	US$	18,827.0	US$	14,806.0	US$	10,383.0	US$	10,097.0

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

Resolution No. 3,265 by the Conselho Monetário Nacional (National Monetary Council), or CMN, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank of Brazil, or Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At April 20, 2009, the commercial selling rate for U.S. dollars was R$2.2350 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average (1)	Period-end
Year ended December 31,
2004	2.6544	3.2051	2.9171	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9500	1.7713
2008	1.5593	2.5004	1.8346	2.3370

	Exchange Rate of Reais to US$1.00
	Low	High	Average(2)	Period-end
Month/period ended
November 30, 2008	2.1210	2.4277	2.2663	2.3331
December 31, 2008	2.3370	2.5004	2.3944	2.3370
January 31, 2009	2.1889	2.3803	2.3074	2.3162
February 28, 2009	2.2446	2.3916	2.3127	2.3784
March 31, 2009	2.2375	2.4218	2.3138	2.3152
April 2009 (through April 20)	2.1699	2.2899	2.2090	2.2350

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

We will pay any cash dividends and make any other cash distributions with respect to the common shares in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of American Depositary Shares, or ADSs, upon the conversion into U.S. dollars by the depositary of our ADS program of such distributions for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange.

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

Although the U.S. and world economies showed some signs of recovery starting in 2004, many airlines continued to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and later sharply higher fuel costs.

In the second half of 2007, the economies of the U.S. and many other countries began to experience downturns which were characterized by, among other factors, instability in securities’ value and capital markets, instability of currencies, a widespread reduction in demand, sharp reductions in the availability of credit, inflationary pressure.

By the second half of 2008, the additional effects of the severe economic downturns in our markets included significant reductions in air travel and contractions in corporate and personal spending which, as a result, have negatively impacted our product lines. Additional impacts of such downturns on the air transport industry have been a dramatic decrease in orders of executive jets and the lack of financing available to our customers for aircraft purchases, particularly in the commercial and executive aviation segments (see “Item 4B Business Overview—Aircraft Financing Arrangements”). A continuation of a downturn in general economic conditions could result in further reductions in air travel and decreased orders from our customers for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the air transport industry as a whole and on our business in particular.

During the three-month period ended March 31, 2009, we reduced our personnel by 20% to reflect the new demand for commercial and executive jets in the current economic crisis. In addition, we also experienced some cancellations of aircraft orders by our customers, including the HNA Group, a Chinese airline, that reduced its firm orders for 50 ERJ 145 regional aircraft, of which 11 had already been delivered, to 25. Although these cancellations have occurred only in our executive aviation business, we cannot guarantee that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability for that year.

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of March 31, 2009, all of our firm orders in backlog for the ERJ 145 regional jet family were attributable to a Chinese company, the HNA Group. The aircraft will be assembled by our joint venture Harbin Embraer Aircraft Industry Company Ltd., formed with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II.

In addition, at March 31, 2009, 57.8% of our firm orders in backlog for the EMBRAER 170/190 jet family were for JetBlue Airways and US Airways from North America, HNA Group from China, Lufthansa from Germany, JAL from Japan, LOT Polish from Poland and Azul, the new Brazilian airline founded by David Neeleman. Furthermore, in 2008 we signed firm orders with the following new clients: Air Moldova from Moldavia, the aircraft leasing company Jetscape, Inc., from the U.S., Regional, a subsidiary of Air France, EgyptAir Holding Company from Egypt, Finnair from Finland, M1 Travel Ltd. from Lebanon, ETA Star Group from Dubai, TRIP Linhas Aéreas from Brazil, Kun Peng Airlines from China, Aeroméxico from Mexico, Nasair Aviation from Saudi Arabia, and NIKI from Austria. We believe that we will continue to depend on a number of key customers, and the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

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

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for approximately 42% of our defense and government sales for the year ended December 31, 2008. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and government sales and defense research and development funding. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delays and expenses. This dependence makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

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

Our customers may also reschedule deliveries, particularly during an economic downturn. During the three-month period ended March 31, 2009, we experienced some cancellations of aircraft orders by our customers, including the HNA Group, a Chinese airline, that reduced its firm orders for 50 ERJ 145 regional aircraft, of which 11 had already been delivered, to 25. Although these cancellations have occurred only in our executive aviation business, we cannot guarantee that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow.

Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.

In connection with the signing of a purchase agreement for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase of a new aircraft. In 2008, we were required to accept four aircraft for trade-in and at December 31, 2008, eight additional commercial aircraft were subject to trade-in options to be exercised until 2010. Other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

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

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 18% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers that are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,870.1 million as of December 31, 2008. For further discussion of these off-balance sheet arrangements, see Note 35 to our audited consolidated financial statements. We have deposited US$299.7 million in escrow accounts to secure a portion of our financial guarantees. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2008) and from other offsetting collections, such as cash deposits, would be US$2,013.5 million as of December 31, 2008. As a result, we would be obligated to make substantial payments that are not recoverable through proceeds from aircraft sales or leases, particularly if in the future, we were not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns.

We continually re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. For example, the last time we recorded a charge against income in connection with financial guarantees was in 2004, when we recorded an amount of US$16.0 million based on our risk assessment, on an individual aircraft basis, for the corresponding issued guarantees. Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our trade-in or financial guarantee obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.

Historically, when purchasing our aircraft, our customers have benefited from export financing incentives provided by Brazilian government-sponsored export programs. The most important of these government programs is a system of interest rate adjustments called the Programa de Financiamento às Exportações (the Export Financing Program), or ProEx program.

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

In July 2007, Brazil and the Organization for Economic Co-operation and Development, or OECD, countries entered into an agreement to establish a “level -playing field” for official export financing support of aircraft. Export Credit Agencies, or ECAs, from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the agreement financing support by the Brazilian government to the potential purchasers of our aircraft will contain similar terms and conditions offered by Boeing, Airbus and Bombardier to such purchasers. By the end of 2007, the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, started to offer financing to our customers under terms and conditions required by the agreement. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.

From 1996 through 2008, approximately 28% of the total value of our exports sales was subject to financing by BNDES. As a government agency BNDES relies on funds allocated by the Brazilian national budget. We can not assure you that the Brazilian government will continue to provide sufficient funding in the national budget for the financing of our aircraft or that other sources of funding will be available to our customers in the market. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to fewer sales and result in lower profitability for us.

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

We may have to refund cash contributions in connection with the production or development of the EMBRAER 170/190 jet family, the Phenom 100/300 family and the Legacy 450/500 family if certain milestones for each of these aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, a total of US$397.9 million in 2008 and we expect to receive an additional US$303.7 million in future years for the development of the Phenom 300 and Legacy 450/500 family. Cash contributions do not have to be returned by us to the risk-sharing partners if we fulfill certain milestones agreed with our risk-sharing partners. In 2008, US$353.6 million of these cash contributions had become nonrefundable. If we cancel the production of any aircraft in the EMBRAER 170/190 jet family or of the Phenom 100, or the development of the Phenom 300 or of the Legacy 450/500 family because we are unable to obtain certification or for other nonmarket related reasons, we may be required to refund US$44.3 million of the total cash contributions already received. We expect the certification of the Phenom 300 to be granted in the second half of 2009. The Legacy 450/500 executive jets are expected to enter into service in 2013 and 2012, respectively.

If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market our Phenom 300 and Legacy 450/500 aircraft family.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with The Boeing Company, Airbus S.A.S. and Bombardier Inc., all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we do. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and benefits from government-sponsored export subsidies. In addition, other international aircraft manufacturers, including The Boeing Company and Airbus S.A.S., produce or are developing aircraft at the high end of the 70-120 seat category, in which our EMBRAER 170/190 jet family competes thereby increasing the competitive pressures in that category. These companies also have significant technological capabilities and greater financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are developing mid-capacity jets and already have firm orders in backlog.

As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. Some of our competitors in the business jet market may also reach the market before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. We cannot assure you that we will be able to compete successfully in the business jet markets in the future.

We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and increases in the rates and basis of calculation of such taxes and charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item in our statements of income. As of December 31, 2008, we had obtained preliminary injunctions permitting us not to pay certain taxes, in the total amount, including interest, of US$332.1 million, which is included as a liability (taxes and payroll charges) on our balance sheet. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 17 to our audited consolidated financial statements.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 50-70 seat commercial aircraft in an airline’s fleet. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 30-60 and 60-90 seat categories may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries, in which our customers are located, including the Agência Nacional de Aviação Civil, or Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, the Joint Aviation Authority of Europe, or JAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	monetary policies;

•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

In addition, in October 2006 elections were held in all states of Brazil and at the federal level to elect state governors and the president. The re-elected president has, to date, largely continued the policies of his previous administration; however, it is impossible to predict how new policies that may be adopted by the president or by the state governors would affect the Brazilian economy or our business.

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

Brazil experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008 as measured by the Índice Geral de Preços – Mercado (General Market Price Index), or IGP-M. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

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

The exchange rate (R$/US$) increased by 9.3% in 2000 and 18.7% in 2001. In 2002, the exchange rate (R$/US$) also increased 52.3%, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the exchange rate (R$/US$) decreased 18.2%, 8.1%, 11.8%, 8.7% and 17.2% in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008 it increased 31.9%. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future.

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

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the occurrence in 2008 of the global economic crisis has had a global impact on the world economy and capital markets. Such crisis is evidenced by instability in securities’ value and capital markets, instability of most currencies, a widespread reduction in demand, a credit crunch, inflationary pressure, and other factors that could adversely affect our financial condition and diminish investor’s interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our common shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (1) 35% or more of the total shares issued by us or (2) other rights over shares issued by us that represent more than 35% of our capital, to make a public tender offer to purchase all of our shares on the terms specified in our bylaws, or to sell all of such shareholders’ shares that exceed the 35% limit, in either case, as required by the Brazilian government. If the request is approved, such shareholder or group of shareholders must commence the public tender offer within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell such number of common shares within 30 days so that the holding of such shareholder or group of shareholders is less than 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our Board of Directors and our shareholders in a shareholders’ meeting convened for this purpose, and with the consent of the Brazilian government, as holder of the golden share.

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

Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Limitations on the Voting Rights of Certain Holders of Common Shares.”

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Limitations on the Voting Rights of Non-Brazilian Shareholders.”

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

General

Embraer-Empresa Brasileira de Aeronáutica S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we operate under the Brazilian Corporate Law. As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, we succeeded to all rights and obligations of former Embraer. See “—Corporate Reorganization” for more information on the merger. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial aviation, executive jet and defense and government purposes.

Through our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense and government business to develop our commercial aviation business.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190 were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super midsize categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are products in the entry-level, light and ultra-large categories, respectively. For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

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

Strategic Alliance and Growth Opportunities

Strategic Alliance with European Aerospace and Defense Group

On November 5, 1999, a group consisting of Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, Dassault Aviation, Thomson-CSF, currently referred to by its trade name Thales TM , and Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, which we refer to collectively as the European Aerospace and Defense Group, purchased 20% of our outstanding common stock from our existing common shareholders at that time. Most of the common stock purchased was owned by our former controlling shareholders.

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders in connection with our corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be strategic shareholders of Embraer. As of March 31, 2009, each of Dassault and Safran, individually, held shares representing 0.9% and 1.1% of our total capital stock, respectively. Thales TM sold all of its shares in October 2006 and EADS sold all of its shares in a secondary offering in February 2007.

The relationship that developed as a result of our alliance between the European Aerospace and Defense Group allowed us to develop several business opportunities. For example, our alliance with the European Aerospace and Defense Group led us with EADS to acquire a 65% interest in OGMA- Indústria Aeronáutica de Portugal S.A., or OGMA, and also resulted in the integration by us of Thales TM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business.

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions and enhance our existing relationship with significant world players in the aerospace industry, including any of the members of the European Aerospace and Defense Group.

Joint Ventures and Acquisitions

In July, 2008, we acquired for US$20.0 million a 40% interest owned by Liebherr Aerospace SAS, or Liebherr , in ELEB–Equipamentos Ltda., or ELEB, a 60%/40% joint venture that we formed with Liebherr in 1999. ELEB is an aerospace system and component manufacturer and its main products include: landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

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

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite, Dallas, Texas, as the Phenom 100 started to operate in 2008. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

Capital Expenditures: Research and Development

We include as part of our capital expenditures our investments in both research and development and property, plant and equipment.

Capital expenditures relating only to research and development, which includes the development of products for the commercial airline, executive aviation and defense and government segments, were US$112.7 million in 2006, US$259.7 million in 2007 and US$197.0 million in 2008, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 3.0% in 2006, 5.0% in 2007 and 3.1% in 2008. In 2006, 2007 and 2008, we recorded US$36.0 million, US$23.7 million and US$134.8 million, respectively, as reductions to our research and development costs in connection with payments previously received by us from our risk-sharing partners, as our EMBRAER 170/190 aircraft family and Phenom 100 received their certifications and we fulfilled other contractual milestones under our risk-sharing arrangements. See “Item 5C. Research and Development.”

In 2007, the real appreciated by 17.2% against the dollar, which, together with increased research and development investments in connection with the testing stages of the Lineage 1000 and Phenom 100 following their first flights in the second half of 2007, also impacted our research and development costs in that year. Our research and development costs for 2008 decreased mainly because of US$134.8 million received from risk-sharing partners in connection with the certification of the Phenom 100 and the fulfillment of other contractual milestones under our risk-sharing arrangements. We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs either in the commercial or executive aviation segments.

Our two main ongoing projects are the development of the Phenom 300 and the Legacy 450/500 executive jets. As the Phenom 300 uses many of the same parts and components, as well as the basic technology, of the Phenom 100, which was certified in 2008, the main milestones for the Phenom aircraft program have been fulfilled. As a result, and because the Phenom 300 is expected to be certified in the second half of 2009, the majority of the expected research and developments costs for the Phenom aircraft family have already been invested. On the other hand, an estimated US$750 million is expected to be invested overall in fixed assets, research and development for the Legacy 450/500 programs, which were launched by us in April 2008 and are expected to have their respective aircraft enter into service in 2013 and 2012, respectively.

In 2009, we expect to invest approximately US$350 million in capital expenditures for research and development and property, plant and equipment. Of this amount approximately US$200 million is expected to be invested in our research and development activities. This US$200 million amount is exclusive of contributions from risk-sharing partners, but includes estimated costs of approximately US$150 million related to the development of our new products, and approximately US$50 million related to the development of technology. We also expect to receive an additional US$303.7 million from our risk-sharing partners in future years for the development of the Phenom 300 and Legacy 450/500 family.

We expect to invest in Brazil approximately 82% of our budgeted US$350 million of total capital expenditure, which includes our investments in both research and development and property, plant and equipment.

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “Item 5B. Liquidity and Capital Resources—Overview.”

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 4D. Property, Plant and Equipment.”

4B.	Business Overview

We are one of the leading manufacturers of commercial aircraft in the world, based on 2008 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense markets and aviation services. Our commercial aviation business accounted for 66.9% of our net sales in 2008. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have sold aircraft to military forces in Europe, Asia and Latin America. Our defense and government business accounted for 8.0% of our net sales in 2008. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our executive jet business accounted for 13.8% of our net sales in 2008. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. Our aviation services business accounted for 9.5% of our net sales in 2008. Other related businesses, accounted for 1.8% of our net sales in 2008. For the year ended December 31, 2008, we generated net sales of US$6,335.2 million, of which more than 90% was U.S. dollar-denominated. On March 31, 2009, we had a total firm order backlog of US$19.7 billion, including 393 aircraft sold by the commercial aviation segment.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-120 seat jets, based on the number of aircraft sold, with a strong global customer base. We have sold our regional and mid-capacity jets to more than 70 customers in the five continents of the world. Our customers include some of the largest and most significant regional, low-cost airlines and commercial carriers in the world.

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

Benefits of Funded Development of Defense Products. Historically, research and development costs related to defense aircraft have been funded in large part by certain of our customers, which in this business segment includes the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell to other military forces the proven defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, which allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of March 31, 2009, approximately 23% of our workforce is comprised of engineers. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

Looking to continue to grow our business and to increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of March 31, 2009, we had more than 870 units of the ERJ 145 jet in commercial operation. We are currently evidencing increased demand for the ERJ 145 jet family in the secondary market due to its reliability and strong operating benefits. We believe that airlines can continue to benefit from this regional jet family, which we believe has helped our customers over the last ten years to pursue their goal of achieving profitable operations. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are expanding their fleet, increasing their penetration into higher density markets and adding longer routes, as well as with major and low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2009, we were leaders in the 70-120 seat category in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra large categories. We have developed the Legacy 600, a super midsize, the Phenom 100, an entry-level jet, and the Lineage 1000, an ultra large jet, and are developing the Phenom 300, the Legacy 450 and the Legacy 500, executive jets in the light, mid-light and mid-size categories, respectively. We have endeavored to understand and respond to market and customer needs, continually improving the product and customer support for our executive jets.

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

Continuing Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts, as demonstrated by the expansion of our Nashville, Tennessee, maintenance, repair and overhaul, or MRO, facility, and the acquisition of OGMA, an MRO facility in Portugal, which we began operating in March 2005. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and agreements with authorized service centers. In 2007 we created a new business area called Aviation Services. We also started the construction of a service center at Williams Gateway Airport in Mesa, Arizona.

Continue to motivate our employees and improve our production processes and managerial practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve that, we must, on a daily basis, continuously try to implement the most efficient production processes and best managerial practices. Because the success of our products and services are ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Entrepreneurial Excellence Program (P3E), that are designed to strengthen our internal culture of excellence and improve the efficiency of our operations.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 66.9% of our net sales for the year ended December 31, 2008.

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

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop. The ERJ 145 was certified by the Brazilian aviation authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Chinese aviation authority in December 2000. We began delivering the ERJ 145 in December 1996. In October 2007, we delivered our 1,000th ERJ 145 aircraft, manufactured at Harbin Embraer Aircraft Industry Co. Ltd. to the HNA Group.

The development of the ERJ 145 aircraft was partially based on the EMB 120 Brasília and has approximately 30% commonality in terms of parts and components with that aircraft, including the nose section and cabin. The ERJ 145 has a maximum cruising speed of Mach.78, or 450 knots, and a maximum fully loaded range of 1,060 nautical miles in its standard version. The ERJ 145 is equipped with engines built by Rolls-Royce Allison. These engines are designed to operate 10,000 flight hours between major overhauls and operate at a low fuel cost. In addition, the ERJ 145 is equipped with sophisticated flight instruments, such as engine-indication instruments, crew-alert systems and digital flight control systems, produced by Honeywell.

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

The ERJ 135 is a 37-seat regional jet based on the same design as the ERJ 145 and is manufactured on the same production line. The ERJ 135 has approximately 96% commonality in terms of parts and components with the ERJ 145, resulting in reduced spare-parts requirements and permitting the utilization of the same ground support equipment for customers that use both aircraft. The ERJ 135 was certified by the Brazilian aviation authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. Deliveries of the ERJ 135 began in July 1999.

The ERJ 135 has a maximum operating speed of Mach.78, or 450 knots, and a maximum fully loaded range of 1,330 nautical miles in its standard version. The ERJ 135 uses the same engines, sophisticated flight instruments, digital flight control systems and body design as the ERJ 145. The ERJ 135’s fuselage is 11.6 feet shorter than the ERJ 145’s. The ERJ 135 is also available in a LR version, with maximum fully loaded range of l,700 nautical miles. The LR version received certification simultaneously with the standard version and began deliveries in August 1999.

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

EMBRAER 170/ 190 Jet Family

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

The EMBRAER 170/190 jet family’s principal features are:

•

Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach.82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,700 and 1,600 nautical miles, respectively, and each is available in LR versions, with maximum fully loaded ranges of 2,000 and 1,800 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,700 and 1,500 nautical miles, respectively, and will be available in LR versions with maximum fully loaded ranges of 2,300 and 2,100 nautical miles, respectively.

•	Ground servicing. The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•

Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the existing mid-capacity jets of our competitors, including those mid-capacity jets that are in the development stage.

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian aviation authority in July 1985. Since its introduction in 1985 and through December 31, 2008, we have delivered 352 EMB 120 Brasília for the regional market and six EMB 120 Brasília for the defense market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

We believe we have a diverse, global customer base, principally in the commercial airline market in Europe, the Middle East, Africa, Asia and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2008, our largest customers, by firm orders, were JetBlue Airways, US Airways, HNA Group, Regional, a subsidiary of Air France, Lufthansa, and Azul, the new Brazilian airline founded by David Neeleman.

For a discussion of these significant customer relationships, see “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our audited consolidated financial statements for additional information on our largest customers.

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

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to airlines and regional affiliates of major airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France; Ft. Lauderdale, Florida; Beijing, China and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which had 66 firm orders from Chinese airlines since the beginning of 2004, 22 of which had been delivered as of March 31, 2009.

Production, New Orders and Options

Prior to starting production or development of a new project, we secure letters of intent representing future orders for a significant number of aircraft. We typically begin taking orders and building a backlog two years before we begin producing a new aircraft model, aiming to receive a significant number of orders before we deliver the initial aircraft. Once an order is taken, we reserve a place for that order on the production line, ensuring that we will maintain production sufficient to meet demand. Once a place is reserved on the production line, we are able to give customers delivery dates for their orders.

We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog excludes options and letters of intent for which definitive contracts have not been executed. For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, another 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery of the aircraft. The deposits and the progress payments are nonrefundable for the most part if orders are cancelled.

Our options generally provide our customers the right to purchase an aircraft in the future at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase agreement. Once a customer decides to exercise an option, we account for it as a firm order. Occasionally, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders, as well as allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial aircraft family.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

30-60–seat category

The main competitors of the ERJ 145 regional jet family are:

•	the DHC-8-200 and the DHC-8-300, manufactured by De Havilland, Bombardier;

•	the CRJ-100/200/440 (in October 2005, Bombardier announced its plans to stop manufacturing the CRJ-100/200/440 aircraft);

•	the ATR-42, a 50-seat turboprop manufactured by ATR, a joint project of Italy’s Alenia Aeronautica and EADS; and

•	the Q-200 and Q-300, 37-seat and 50-seat turboprops manufactured by Bombardier, respectively, which Bombardier plans to discontinue production starting in May 2009.

Given the success of our regional jet family and the significant barriers to entry into the market, due mainly to the high development costs of a new model and the extensive and time-consuming development cycle of a new jet, we believe that we are well-positioned to maintain our market share for the ERJ 145 regional jet family.

61-90–seat and 91-120–seat categories

We currently face our strongest competition in the 61-90– and 91-120–seat categories. We currently compete against the following aircraft in these categories:

•	ATR-72, a 72-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700 and CRJ-900, 70-seat and 85-seat regional jets produced by Bombardier, respectively;

•	A318, a 100-plus-seat jet produced by Airbus; and

•	737-600, a 100-plus–seat jet produced by Boeing.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CRJ-1000, a 100-seat regional jet launched in February 2007, with first deliveries scheduled to take place in the first quarter of 2010;

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2013;

•	Sukhoi’s SSJ100, a 75- to 95-seat regional jet, with the 95-seat version officially scheduled to enter into service in the second half of 2009;

•	COMAC’s ARJ21, a 90- to 105-seat regional jet, with the 90-seat version officially scheduled to enter into service in the first half of 2010; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 96-seat regional jet launched in March 2008, which is expected to enter into service by 2013.

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

Defense and Government Business

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and government market. Our products include training/light attack aircraft, C4ISR (Command and Control, Intelligence, Surveillance and Reconnaissance) systems, aerial surveillance platforms and transport airplanes. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs. As of December 31, 2008, we had sold more than 680 defense aircraft to 20 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. At December 31, 2008, we had orders for more than 255 defense aircraft for the Brazilian government. Our defense and government business accounted for approximately 8.0% of our net sales for the year ended December 31, 2008.

Products

C4ISR Systems

Embraer has developed three cost-effective, reliable and flexible special-mission aircraft based on the ERJ 145 regional aircraft platform: the EMB 145 Airborne Early Warning and Control (AEW&C), the EMB 145 Multi Intel and the EMB 145 MP (Maritime Patrol). Since its first delivery, a total of 14 such aircraft have been manufactured for the Brazilian Air Force, the Mexican Air Force and the Hellenic Air Force.

We believe EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful command and control system and a comprehensive set of support systems such as self-protection and communications, including data-links. The EMB 145 AEW&C is operational in the Brazilian, Mexican and Hellenic Air Forces. In addition, in 2008 we signed a contract with the Indian Air Force to sell them four units of our AEW&C aircraft.

The EMB 145 Multi Intel, also known as the EMB 145 RS/AGS (Remote Sensing/Airborne Ground Surveillance) aircraft, is designed to accomplish the electronic and reconnaissance missions. It features state of the art sensors for IMINT (Image Intelligence), SIGINT (Signal Intelligence) and MASINT (Measurement and Signature Intelligence), and is capable of providing real-time imagery and signals intelligence over ground objectives. It is equipped with extensive sensor suites ranging from high-performance synthetic aperture radar to electro-optical sensors, and includes communications and electronic exploitation systems capable of gathering complete intelligence information. The EMB 145 Multi Intel is currently operational in the Brazilian Air Force.

The EMB 145 MP aircraft is designed to address coastal and blue-water threats. The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions using maritime and ground surveillance radar, electro-optical sensors, as well as dedicated communications and surveillance equipment. The EMB 145 MP is operational in the Mexican Air Force.

Embraer also develops and integrates state-of-the-art Command and Control, Intelligence, Surveillance and Reconnaissance (C4ISR) systems for defense and government customers that require accurate information on a real-time basis. Our C4ISR systems operate in all three of our EMB aircraft. The information provided by C4ISR systems seeks to give top defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively. We believe that the entry of Embraer in the C4ISR systems sector is made possible by Embraer’s technical understanding of several key topics such as knowledge management, visualization technologies, decision-making tools and concept-development methodologies. One recent practical example of Embraer’s participation in the C4ISR field is the definition and development of a new datalink protocol, the Link BR2, for the Brazilian Air Force.

Tucano Family; Super Tucano

The Tucano is a single engine turboprop aircraft used for pilot training and armed reconnaissance missions. Although no longer manufactured, over 317 EMB 312 Tucanos were manufactured to ten air forces worldwide, including those of Brazil, the United Kingdom, France, Argentina, Egypt, Colombia, Paraguay, Peru and Venezuela.

We have also developed the Super Tucano. The Super Tucano, designated as A-29 by the Brazilian Air Force, is a single-engine, multipurpose, military turboprop that combines effective training and operational capabilities with low acquisition and operating costs. It offers solutions for basic to advanced weapons training, such as in-flight virtual training. It also offers operational capabilities required for successful internal security, operation support and counterinsurgency (COIN) missions. It offers an engine with twice the power of the Tucano’s standard engine, fighter standard avionics, ejection seats, an onboard oxygen-generating system and enhanced range and external load capability. The Super Tucano was originally developed under an agreement with the Brazilian Air Force and with the Financiadora de Estudos e Projetos (the Brazilian Financier for Studies and Projects), or FINEP, which provided the initial research and development funding in 2005. The Super Tucano has sophisticated navigation and attack systems, night-operations capability and the ability to operate under severe weather conditions. These aircraft are also used for advanced pilot training and for defense operations in the Amazon region of Brazil in connection with the Brazilian government’s Sistema de Vigilância da Amazônia – SIVAM (System for the Surveillance of the Amazon) program. Since its first delivery until December 31, 2008, 63 Super Tucano aircraft were manufactured to the Brazilian Air Force. As of March 31, 2009, we had a backlog of 32 firm orders for Super Tucano aircraft from the Brazilian Air Force. In December 2005, we received firm orders for 25 Super Tucano aircraft from the Colombian government and by the end of 2008 all aircraft had been delivered to that customer.

The Super Tucano has so far been manufactured for the Brazilian and Colombian Air Forces, and has been recently ordered by the Chilean, Ecuadorian and Dominican Air Forces.

KC 390

In April 2009, Embraer began the development of the KC 390, a new military cargo aircraft based on the EMB 190 platform. The KC 390 is being designed to transport a wide variety of cargo, including small armored cars. This aircraft will be designed so that it can be built in different configurations, including versions that will allow it to conduct medical evacuation (MEDEVAC) missions. The KC 390 will be equipped with some of the most modern technology available, including systems for handling and launching cargos, and a fly-by-wire technology that reduces pilots’ workload and allows the aircraft to operate on short and unpaved runways.

Government Transport Aircraft

We are marketing our aircraft modified to meet added security needs to the Brazilian and other governments. In 2007, we delivered one Legacy 600 to the Angolan government, and one ERJ 145 to the Nigerian government. In 2008, we signed a contract with the Brazilian Air Force to develop and deliver a modified version of the EMBRAER 190 commercial aircraft for presidential air transportation. In 2008, we delivered one Legacy 600 to the Ecuadorian government. In addition, our EMB aircraft family has in the past been sold to the air forces of Belgium, Greece and Colombia. Our Legacy 600 aircraft has been sold in the past to the governments of Nigeria and India.

Brazilian Navy Aircraft Modernization Program

In April 2009, Embraer entered into an agreement with the Brazilian navy to modernize 12 of its A-4 Skyhawk aircraft. This upgrade will incorporate new technology to those aircraft, including new avionics, radar, power production and autonomous oxygen generating systems.

Other Projects and Activities

We offer military aircraft modernization services and we currently have two ongoing programs contracted with the Brazilian Air Force. The first one, known as F-5BR, is focused on performing structural and electronics upgrades on 46 F-5 fighter jets. As the prime contractor we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. The second ongoing contract, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of the modernization project for the AMX jets is to keep the fleet of 43 on active duty for another 20 years.

Competition

Our defense systems aircraft face stiff competition from various manufacturers, from different countries in each market segment, many of which have greater resources than we do.

The Super Tucano competes in the basic/advanced training market with the Pilatus PC-9M (basic) and PC-21 (advanced) aircraft from Switzerland, the Beechcraft T-6A/B (basic/advanced) from the U.S., and the Korea Aerospace Industries KT-1 (basic). In the Light Attack market, the Super Tucano competes with Beechcraft AT-6 and Korea Aerospace Industries KO-1.

In the special mission aircraft market, which includes Airborne Early Warning & Control, Remote Sensing, Airborne Ground Surveillance, Maritime Patrol, Anti-Surface Warfare and Multi-mission Aircraft, there are several platforms with a wide range of sensor combinations that compete with our products, namely, the Bombardier Global Express, Boeing 737, Northrop Grumman E-2C/D Hawkeye, Gulfstream G550, SAAB 2000, Alenia ATR 42 and 72, EADS CASA CN-235 and C-295, and the Bombardier Dash 8, among others.

Executive Aviation Business

We have developed a line of executive jets, the Legacy 600, and are developing additional executive jets in the entry-level, light and ultra-large categories: the Phenom 100, Phenom 300 and Lineage 1000, respectively. We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high-net-worth individuals. Our executive aviation segment accounted for 13.8% of our net sales for the year ended December 31, 2008, resulting from the delivery of 35 Legacy 600 jets. On March 31, 2009, our firm orders in backlog for our executive jets totaled US$6.8 billion from more than 210 customers.

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

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 300 will carry up to nine people and have a larger fuselage and wingspan and longer range than the Phenom 100. It will be powered by Pratt & Whitney Canada’s PW535E engine and is expected to enter into service in the second half of 2009. Pratt & Whitney Canada, Garmin and Eaton are our risk-sharing partners for this program. The Phenom 100 jet carries from six to eight people and is powered by Pratt & Whitney Canada’s PW617F engine. In the second half of 2008, the Phenom 100 entered into service.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 will be configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters), and will be powered by GE CF34-10E7 engines. The Lineage 1000 is expected to enter into service in mid-2009.

In April 2008, we formally launched two new programs in the medium jet categories, namely the mid-light Legacy 450 jet, with a 2,300 nautical miles range, and the mid-size Legacy 500 jet, with a 3,000 nautical miles range. Both programs were approved by our Board of Directors in March 2008. The Legacy 450/500 jets are expected to enter into service in 2013 and 2012, respectively, and will be positioned in our executive jets portfolio between the Legacy 600 and the Phenom 300. We believe that these two aircraft programs will help strengthen our position in the market and establish our portfolio as one of the most comprehensive of the executive aviation industry.

We face significant competition from companies with longer operating histories and established reputations in the mature executive jet industry. Many of these manufacturers have greater financial, marketing and other resources than we do. Legacy 600 competitors include aircraft produced by Dassault Aviation, Bombardier Inc., General Dynamics and Raytheon. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna Aircraft Co. and Raytheon. Boeing and Airbus are the main competitors of the Lineage 1000 ultra-large jet.

We include an executive jet order in backlog once we have received a firm commitment, represented by a signed contract. We customarily receive a deposit at the time of order, progress payments totaling 15% to 30% of the aircraft price, and the full payment of the balance is due upon delivery. We generally receive between US$10,000 and US$200,000 for each option to purchase an executive jet.

Aviation Services

We provide after-sales customer support services and manufacture and market spare parts for the fleets of our commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services. Revenues for the aviation services segment accounted for 9.5% of our net sales for the year ended December 31, 2008. Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	technical support, which includes engineering support, maintenance engineering and technical publications; and

•	training.

This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We established a pooling program that allows customers to exchange used parts for new or refurbished parts.

We expect to enhance customer support and services offered to the executive aviation segment. We intend to add four wholly owned service centers in the next three years, and are revamping the authorized service center network for executive jets. By the end of 2009, we estimate that we will have 35 service centers to support our executive jet fleet. In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite, Dallas, Texas, as the Phenom 100 started to operate in 2008. Plans for the joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We entered into an agreement with CAE to for a global training joint venture, which will provide comprehensive training to customers of the Phenom jets. We also plan to invest in parts inventory and logistics, as well as in the improvement of our special maintenance programs.

Other Related Businesses

We recognize revenues related to the selling or leasing of used aircraft to customers primarily through our leasing subsidiary, ECC Leasing Co. Ltd. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our other related businesses accounted for 1.8% of our net sales for the year ended December 31, 2008.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. At December 31, 2008, we had delivered a total of 2,326 of these aircraft. The last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2008, we had delivered a total of 1,042 of these aircraft, including 23 in 2008. We had no crop duster aircraft in backlog at December 31, 2008.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created, in September 2002, two wholly owned subsidiaries: ECC Leasing Co. Ltd. and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing Co. Ltd is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us as trade-in and/or repurchase transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

The consolidated pre-owned aircraft business, through ECC Leasing Co. Ltd. in Ireland, has contributed accumulated net income of US$43.4 million since its inception through December 31, 2008. Sales campaigns of new aircraft, where the acceptance of trade-in aircraft as part of payment were accepted, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving EMBRAER170, EMBRAER175 and EMBRAER 190 pre-series aircraft, contributed to the current results. During this period, ECC Leasing and two other Embraer wholly owned subsidiaries managed a portfolio comprised of 71 aircraft, of which 24 are under operating leases, seven are available or under lease/sale negotiations, nine are performing flight tests at Embraer, and 31 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

All sale and leasing transactions were executed based on market rates, thereby helping to sustain the present and future values of our products. In addition, we continue to actively work with third parties to facilitate the placement of their aircraft.

The continued improvement in financial performance is directly related to ECC Leasing’s ability to re-market aircraft in its existing portfolio with similar conditions as those currently in place, as well as to sell aircraft to operators, leasing companies and/or financial institutions, at values close to market rates and without any guarantee from Embraer.

Furthermore, we believe the results of ECC Leasing Co. Ltd and ECC-Insurance & Financial Co. Ltd will be largely dependent on market conditions, aircraft availability levels and the demand for regional jets in the 37- to 50-seat category. Although new markets such as Eastern Europe and Latin America are important, the risks related to operator’s credit and asset repossession require an adequate evaluation by Embraer.

As more pre-owned aircraft begin to trade in the market, Embraer and ECC Leasing Co. Ltd. have created the “Embraer Lifetime Program” to better support our customers. The program will allow customers to select from a wide array of services, including training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage, among others. Customers who opt into this program will pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among others. The program will allow us to improve continuously the level of support we offer to our pre-owned aircraft customers. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package.

Markets

The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2008		2007	2006
	(in US$ millions)
Commercial Aviation
Americas (excluding Brazil)	2,401.9	(1)	2,277.9	1,407.0
Europe	645.2		485.8	430.1
Other	1,190.4		612.9	516.1

Total	4,237.5		3,376.6	2,353.2

Executive Aviation
Americas (excluding Brazil)	446.6		302.2	304.8
Europe	225.1		484.2	161.3
Brazil	—		27.7	—
Other	202.3		23.9	116.0

Total	874.0		838.0	582.1

Defense and Government
Americas (excluding Brazil)	214.5		156.7	142.1
Europe	16.2		29.2	13.4
Brazil	214.1		96.9	71.2
Other	59.7		63.6	—

Total	504.5		346.4	226.7

Aviation Services
Americas (excluding Brazil)	241.8		213.9	180.2
Europe	252.1		227.6	237.0
Brazil	14.6		46.4	50.2
Other	93.9		40.4	12.4

Total	602.4		528.3	479.8

Other Related Businesses
Americas (excluding Brazil)	51.8		69.3	92.7
Europe	7.6		6.4	—
Brazil	53.4		78.0	25.0
Other	4.0		2.2	—

Total	116.8		155.9	117.7

(1)	Includes deliveries to Azul.

Joint Ventures

We formed a joint venture company in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp. II, or AVIC II, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the joint venture company Harbin Embraer Aircraft Industry Company Ltd. We have granted the joint venture a license for the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. As of March 31, 2009, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with five Chinese airlines for a total of 71 ERJ 145 aircraft, 32 of which were delivered as of March 31, 2009. In October 2007, the 1,000th jet of the ERJ 145 family was delivered at Harbin Embraer Aircraft Industry Co. Ltd.

In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite, Dallas, Texas. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

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

In our commercial and executive aviation businesses, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, interior and parts of the fuselage and portions of the tail. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

In addition, we have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers, and help us mitigate the effects of price volatility, which in some cases can be significant, of the materials, parts and components that are required for our operating activities. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. Once we select our risk-sharing partners, and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners. See “Item 3D. Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.”

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

Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us. The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family. In addition, our line of executive jets benefits from the risk-sharing arrangements with Gamesa, Sonaca and ENAER. The interior of the Legacy 600 executive jet is provided by The Nordam Group, Inc., Duncan Aviation Inc. and us.

Other major suppliers. We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family. These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems. Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., BF Goodrich Co., United Technologies Corp. – Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

EMBRAER 170/190 Jet Family

We are continuing to improve the EMBRAER 170/190 jet family together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are the following:

•	General Electric, which supplies CF34-8E/l0E turbofan engines, and designs, develops and manufactures the engine nacelles;

•	Honeywell, which supplies the avionics systems;

•	Liebherr, which is responsible for designing, developing and manufacturing the landing gear assemblies;

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

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the final assembly of the wings of the EMBRAER 190 and EMBRAER 195 aircraft and paid us compensation of US$57 million. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. However, the referred agreement referred to above does not cover the production of parts for the EMBRAER 170 and EMBRAER 175 aircraft.

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

Cash contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$397.9 million in 2008 and we expect to receive an additional US$303.7 million in future years for the development of the Phenom 300 and Legacy 450/500 family. Cash contributions become nonrefundable upon the fulfillment of certain developmental milestones. In 2008, US$353.6 million of these cash contributions had become nonrefundable. If we cancel the production of the Phenom 100 or any aircraft in the EMBRAER 170/190 jet family or the development of the Phenom 300 or the Legacy 450/500 jet family because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$44.3 million of the total cash contributions already received. We expect the certification of the Phenom 300 to be granted in the second half of 2009. The Phenom 100 was certified in 2008. The Legacy 450/500 jets are expected to enter into service in 2013 and 2012, respectively. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Service and Product Support

Customer satisfaction and service is critical to our success. Through our customer focus, we aim to enhance customer loyalty and, ultimately, increase sales. We will continue to focus on the development of closer, long-term relationships with our customers by meeting their aircraft requirements, providing after-sale support and spare parts and meeting maintenance requirements. We identify at the time of purchase the appropriate level of after-sale regional or on-site customer support and coordinate regional inventory levels to address expected spare parts and maintenance requirements. To maintain and increase our responsiveness, we have established five support centers worldwide. We provide technical assistance, support and distribution to our Brazilian and other Latin American customers through our facility in São José dos Campos and Gavião Peixoto. In March 2002, we established a distribution center in Beijing, China, together with China Aviation Supplies Import and Export Corporation, or CASC. We also intend to provide support services through our joint venture in China for aircraft sold by the joint venture. In addition, we operate an MRO facility in Nashville, Tennessee, and an MRO facility in Alverca, Portugal. We provide full-service maintenance and repair services for our commercial and executive aircraft at these service centers, enhancing our level of service to our customers in the United States and Europe. In addition, we have concluded the construction of a service center at Williams Gateway Airport in Mesa, Arizona.

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

We operate support centers that are available 24 hours a day, seven days per week, in our São José dos Campos facility, as well as in Ft. Lauderdale, Florida, and Le Bourget, France. We train pilots, copilots, flight attendants and mechanics at these locations. We operate advanced flight simulators for our ERJ 145 regional jet family and for the Legacy 600 at our Florida facility under an agreement with FlightSafety International, Inc., which specializes in flight simulation. We have entered into an agreement with GE Capital Aviation Training Limited, or GECAT, a joint venture between General Electric Company and Thales™, whereby GECAT provides training for the EMBRAER 170/190 jet family on a non-exclusive basis. We also provide field service and on-the-job training for airline personnel. For example, we routinely dispatch one of our pilots to fly with an operator’s crew during the introduction of an aircraft into a customer’s regular routes. We also provide technical publications with up-to-date technical information on our aircraft.

Aircraft Financing Arrangements

In the past, we generally did not provide long-term financing directly to our customers. Instead, we assisted our customers in obtaining financing arrangements from different sources, including capital providers such as leasing companies, commercial banks, capital markets and the BNDES. In that regard, until 2008 customers could generally obtain financing for their aircraft purchases. However, the current economic downturn is requiring a higher level of involvement from manufacturers, since most of the financing sources have dried up. As a response to the current credit shortage due to the global economic crisis, we are working together with customers to develop new sources of funds, especially from nontraditional financiers. We are also looking for long-term relationships and expect to broaden the alternatives available to support our clients’ financing needs, therefore contributing to reduce the funding gap caused by the current tight credit markets.

Airlines sometimes require short-term bridge financing prior to arranging long-term debt financing because, for the airlines, the quickest delivery of the aircraft may be crucial to access the markets and long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, at market rates, to customers who have completed or are negotiating other financing arrangements and have not received funding at the time of the aircraft delivery.

In July 2007, Brazil and the OECD countries entered into an agreement to establish a “level playing field” for official export financing support of aircraft. ECAs from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to focus customers on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the agreement, financing support by the Brazilian government to the potential purchasers of our aircraft contain similar terms and conditions offered by Boeing, Airbus and Bombardier to such purchasers.

The BNDES-exim sponsored Program, a Brazilian government program, provides our customers with direct financing. From 1996 through 2008, approximately 28% of the total value of our export sales was financed by the BNDES-exim Program. In 2008 approximately 11% of commercial aviation revenues were supported by the BNDES, which also provided support to the EMBRAER 170/190 jet family for the first time.

Because of the high acceptance of the EMBRAER 170/190 family by the aircraft finance community and the value of these assets as collateral (including in terms of residual values), as of December 31, 2008, we had been able to deliver, for the commercial aviation segment, 95% of the jets of the EMBRAER 170/190 family with no government or official financing. The market used to offer many different structures to finance those jets, although the most common ones were debt and lease financing. Debt financing represented approximately 40% of the total aircraft delivered between 1995 and 2008 with funds provided to our customers by commercial banks, capital markets and the BNDES. Since the recent global crisis began, commercial banks have reduced new financing offers, and fewer financial institutions remain active in the market. Banks were responsible for financing approximately 50% of our commercial aircraft deliveries in 2008 and we believe they may reduce new funding for our commercial aircraft in 2009 by approximately another 50%.

Leasing arrangements generally involve the purchase of our aircraft by a leasing company under a customer’s purchase contract and the lease of that aircraft to that customer. Leasing companies are also facing liquidity issues and the sector is undergoing a consolidation. In 2008, approximately 40% of our commercial aircraft were delivered through leasing arrangements. However, due to the effects of the global economic crisis, a reduction of deliveries financed by this type of structure is also expected.

We believe the decline in funding from traditional sources will be partially offset by financing from BNDES to the airlines.

See “Item 3D. Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year” and “Item 3D. Risk Factors—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government-sponsored financing programs.”

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2008, we had 387 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. Under the agreements we have with some of our suppliers and risk-sharing partners, they grant us access to information and technology necessary to better develop, manufacture and market our products.

We aim to protect our intellectual property rights resulting from investments in technical research and development and in the form of invention, industrial design, brands or computer programs.

We hold patents relating to our manufacturing technology. Currently, we hold registered patents from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan and China in connection with aircraft interior design, including the patent for the seat leaning system used in the Legacy 450/500 jet family. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the intellectual property rights necessary for our business and operations.

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the certification of aircraft and aircraft manufacturers. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Departamento de Aviação Civil (Civil Aviation Department), through the Centro Técnico Aeroespacial (Aerospace Technical Center), under the Ministry of Defense. In 2005, a new regulatory agency was created, the Brazilian aviation authority, becoming the main Brazilian authority for the regulation, supervision and certification of aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, the recently created EASA for the European Union, or EU, and the JAA for the other European countries. Some countries simply validate and complement the Brazilian aviation authority’s original certification, in accordance with their own rules. The Brazilian aviation authority has a bilateral certification agreement with the FAA under which the FAA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

Once an aircraft is certified by the Brazilian aviation authority and FAA, some authorities, such as those in Australia and Mexico, ratify the certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for EU countries, including Germany, Italy, France, the United Kingdom, Spain and The Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather an advisory organization that makes recommendations to the non-EU national authorities. A recommendation by the JAA is a requirement for certification of an aircraft by most of these authorities. Before the creation of EASA, 27 national authorities were JAA members. As EASA is a new organization, it is currently using the JAA technical structure and following the JAA’s recommendations for issuance of EASA certificates for aircraft.

Aircraft certification is an ongoing process. Any change in the design of any of our aircraft must be approved by the Brazilian aviation authority. Significant changes may require a separate certification by other authorities. Changes in the aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may be imposed by the authorities through operational rules or airworthiness directives.

The certification history of our aircraft is as follows:

•

The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, Europe in the second quarter of 1997, Australia in June 1998 and, for the LR version, China in November 2000.

•	The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian aviation authority in June 1999, the FAA in July 1999 and the European aviation authority in October 1999.

•	The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian aviation authority in December 2001, the JAA in July 2002 and the FAA in August 2002.

•	The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, EASA in January 2005, TCCA, the Canadian certification authority, in July 2005 and the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, the FAA in September 2005 and EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006, EASA in July 2006 and the FAA in August 2007.

•	The Phenom 100 executive jet was certified by the Brazilian aviation authority and the FAA in December 2008.

•	The Lineage 1000 executive jet was certified by the Brazilian aviation authority and the FAA in December 2008.

The certification of the Phenom 300 is expected to occur in the second half of 2009.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4C.	Organizational Structure

Our operations are conducted by Embraer-Empresa Brasileira de Aeronáutica S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which are considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report.

4D.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC – International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate square footage	Owned/ Leased		Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal manufacturing facility and support center	5,902,102	Owned		—

São José dos Campos, SP, Brazil (Eugênio de Mello)	Manufacturing facility	3,658,884	Owned		—

Botucatu, SP, Brazil	Manufacturing Facility	222,000	Owned		—

Harbin, China	Manufacturing facility	258,067	Owned	(1)	—

Gavião Peixoto, SP, Brazil	Testing and manufacturing facilities	191,648,512	N/A	(2)	—

Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased		2035

São Paulo, SP, Brazil	Administrative offices	5,245	Leased		2010

Ft. Lauderdale, Florida, U.S.	Support center	91,500	Leased		2020

Nashville, Tennessee, U.S.	Aircraft maintenance and support center	316,128	Leased		2018 2028

Le Bourget, France	Aircraft maintenance and support center	33,500	Leased		2010

Villepinte, France	Representative offices	70,202	Leased		2014

Beijing, China	Representative offices	3,444	Leased		2010

Singapore	Representative offices	2,303	Leased		2010

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

Our total disbursements in capital expenditures related to property, plant and equipment were equal to US$90.8 million in 2006, US$208.9 million in 2007 and US$235.0 million in 2008. These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models. In 2009, we expect disbursements in capital expenditures related to property, plant and equipment to total approximately US$150 million, which will be primarily related to (1) improvements for our existing facilities, including to the Phenom 100 and Phenom 300 assembly lines, (2) the construction of the Melbourne, Florida plant, which was started in May 2008 and (3) the construction of two plants in Alverca, Portugal, which was started in July 2008. Due to the recent start dates of the construction of these plants, no material disbursements have yet been made in connection with them.

In the first quarter of 2009, we reduced our expected investments in property, plant and equipment which we had originally estimated at US$240.0, in light of the impact of the current global economic downturn.

Under U.S. GAAP, our capital expenditures related to property, plant and equipment are recorded as a non-current asset in our balance sheet.

Production

The actual manufacture of an aircraft consists of three principal stages: fabrication of primary parts, assembly of major components and final assembly. Primary parts include metal sheets and plates (produced from die-cast molds, stretch forming or various chemical treatments), parts produced using computerized and non-computerized machines, and prefabricated parts. The primary parts are then joined, or mated, with one another to produce the aircraft’s major components, which are in turn joined to create the aircraft’s basic structure. In the final assembly stage, the aircraft’s various operating systems (such as wiring and electronics) are installed into the structure and tested.

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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately four months at the end of 2008. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2008 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “—Commercial Aviation Business—Products—EMBRAER 170/190 Jet Family.”

To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of our executive jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs. We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight-testing capabilities and provide a final assembly line for our defense aircraft and of our executive jets. This facility has been operational since November 2002 and consists of a test runway and other features to handle the assembly of our defense and government programs, an MRO facility, and the Phenom’s production hangar in Gavião Peixoto. We are also conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational executive jet interior factory at Gavião Peixoto. In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft. Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of March 31, 2009, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2006, 2007 and 2008, we invested US$4.6 million, US$5.1 million and US$5.6 million, respectively, in environmental matters and we expect to spend approximately US$5.3 million on environmental matters in 2009 for the construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

OGMA

During the process of due diligence prior to the acquisition of OGMA, we identified some industrial processes that did not meet environmental and occupational safety standards. As part of the negotiations, it was agreed with Empresa Portuguesa de Defesa–EMPORDEF (Portuguese Defense Company), the seller, that (1) Embraer would spend €1.9 million, the amount estimated by the parties to be the amount necessary to bring the industrial processes into environmental and occupational safety compliance over a three-year period, (2) the seller would indemnify OGMA for any losses due to environmental claims over the same three-year period, (3) Embraer’s liability for pre-acquisition environmental claims would be limited to €4.1 million, and (4) any liability for other pre-acquisition environmental and occupational safety claims in excess of €4.1 million would be paid by the seller.

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

This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. Risk Factors” and the matters set forth in this annual report generally.

Except as otherwise indicated, all financial information in this annual report has been prepared in accordance with U.S. GAAP and presented in U.S. dollars. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the Brazilian GAAP.

5A.	Operating Results

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

The following discussion is based largely upon our current expectations about future events, and trends affecting our business, actual results for our industry and performance could differ substantially. See “Introduction—Special Note Regarding Forward-Looking Statements.” For factors which could affect our industry in the future and our own future performance, see “Item 3. Risk Factors.”

Commercial Aircraft

The fundamental drivers of air travel growth are a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Despite the current market uncertainties, we believe that from 2009 to 2028 world air travel demand should grow an average of 5% per year in terms of passengers flown. We believe that the air transportation industry will recover after the end of the current economic crisis, and that the long-term growth trend will be restored. However, the current global economic downturn may cause a decrease in global demand for air travel in the short-term. This, in turn, may cause financial difficulties for some major commercial airlines, including certain of our customers in the commercial aviation business, causing a reduction in the demand for commercial aircraft, including those manufactured by Embraer. In addition, the current global economic downturn resulted in a credit shortage that might impair the ability of commercial airlines, including certain of our customers in the commercial aviation business, to finance their aircraft acquisition (see “Item 4B. Business Overview—Aircraft Financing Arrangements”).

We expect China to lead growth in air travel in the next 20 years in terms of passengers flown, with an average annual rate of more than 7.5%, followed by Latin America, Russia and the Commonwealth of Independent States. We expect that the rate of passengers flown in Asia and Africa will grow approximately 5%, and the European and North American markets approximately 4%.

In North America, it is expected that in 2009 a number of airlines will operate in an environment of tighter margins. Main strategies have been focused on cost reductions, increased productivity and improved efficiency through better match of market demand with more adequate aircraft capacity. We believe that airlines are cautiously optimistic, even though industry revenue is expected to decline, mainly due to the reduction in demand. Regional airlines continue to provide essential hub feeder and capacity adjustments to network carriers. Low-cost airlines are no longer increasing their share in the domestic market as fast as in the past, mainly because of weaker economic and market demand scenarios.

In Europe, revenue environment will remain under pressure as a result of the economic scenario. Regional carriers are supporting network airlines’ adjustment of capacity and frequency of services by replacing larger aircraft. Environment, noise and greenhouse gas emissions issues are expected to dominate the regulatory agenda and will shape the development of new technologies in European air transportation. Aviation industry will be subject to the Emissions Trade System, or ETS, and to the imposition of potential “green taxes” which tend to be implemented under more stringent regulatory measures. Airlines are expected to be replace aging aircraft to avoid green taxes.

Despite current uncertainties concerning the short-term outlook of the commercial aviation industry, we believe that passenger demand in the Latin American air transport industry remains positive, led mainly by Brazil and Mexico. Airlines have introduced more fuel-efficient and right-sized aircraft in order to expand the intra-regional aviation system. More regional integration is increasing the demand for smaller-capacity aircraft to operate on medium- and low-density markets.

In the Asia-Pacific region, airlines are suffering with the decrease in international passenger and cargo demand caused by the economic crisis. The Asia-Pacific fleet is still comprised mainly of high-capacity narrow-body aircraft, which restricts adequate deployment to medium- and low-density markets. Liberalization initiatives in some sub-regions, combined with public policies, tend to encourage the development of regional air transport and to generate major opportunities for regional aviation in the coming years.

The reduction of China’s economic growth is affecting the demand in the air transport industry. The Chinese air transport industry is mainly concentrated in high-capacity aircraft, which do not have the adequate capacity to serve properly most of the medium- and low-density markets. Nevertheless, the Chinese government is implementing new policies to promote regional aviation development.

In the Middle East increased air transport demand is mainly due to the expansion of long-haul international services. The intra-regional aviation system is being developed in order to support regional integration and feed international flights.

Air transportation in Africa is characterized by a regulated environment, aging fleet, lack of infrastructure and financial resources, resulting in poor connectivity in the intra-regional system. Nonetheless, as a result of liberalization in some countries, some airlines are introducing new aircraft and expanding their intra-regional system, which helps support the regional aviation development.

The Commonwealth of Independent States, or CIS, air transport industry is diverse. At CIS, there are several small, state-owned airlines searching for narrow-body aircraft for fleet renewal. In Russia, import taxes higher than 40% represent a significant setback for airlines that intend to renew their fleet with western aircraft. Airline consolidation is in progress in the region, focusing on the improvement of air transport system efficiency. Opportunities for regional aviation rely on the replacement of the huge, old and inefficient Soviet fleet.

We estimate a global demand for 6,750 jets in the 30- to 120-seat-capacity category over the next 20 years, which may generate global sales of new aircraft totaling US$220 billion. Of this total, we expect that 2,950 jets should be delivered between 2009 and 2018, and the remaining 3,800 jets should be delivered between 2019 and 2028, as detailed below:

Jet Category By Seats	2009-2018 (Number of Jets)	2009-2028 (Number of Jets)	2009-2028 (Number of Jets)
30-60	75	575	650
61-90	1,150	1,300	2,450
91-120	1,725	1,925	3,650
30-120	2,950	3,800	6,750

Estimates indicate that the 30- to 60-seat-capacity category has reached maturity, but will remain the backbone of the U.S. and Europe hub-feeding system and will support the regional aviation development in some other world regions, such as Russia/CIS, Mexico, Africa and South America.

The 61- to 120-seat capacity category will continue to help airlines match aircraft capacity to market demand with improved service levels, through the right-sizing of low load factor narrow-body flights. Furthermore, the jets in this category also tend to be used to substitute older fleets, expand into new markets and aid the natural growth of regional airlines on high-demand routes operated by smaller jets.

We believe that emission is becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. We estimate that more than 700 units of the 30- to 120-seat fleet currently operating are over 20 years old. Such aircraft should soon be replaced, which should result in significant environmental benefits. The Embraer executive jets family provides a reduction of as much as 50% in carbon dioxide emissions and may be well positioned in this scenario.

Executive Aircraft

Market Overview

The global economic crisis has rapidly and severely affected the executive aviation market, especially in the last quarter of 2008. As a result, we believe 2009 will mark a reversal of the growth cycle that began four years ago.

In the short-term, we believe issues such as the decreasing buying power of companies and individuals, the surging inventory of pre-owned jets for sale, the shrinking number of financing sources and the restricted financing conditions will be key to determine the behavior of demand for executive jets. In addition, we believe that in the current economic downturn public opinion is beginning to view executive jet travel as superfluous or excessive.

Charters and fractional ownership providers, which have grown considerably in the last couple of years, are now suffering the effects of the global economic crisis. In addition, corporations are reducing the travel costs associated with corporate jets. Data published by the FAA and Eurocontrol in December 2008 showed that in 2008 business aviation traffic in the U.S. and Europe, measured in terms of number of executive jet flights, decreased 21.3% and 16%, respectively.

According to the General Aviation Manufacturers Association, in 2008 the executive aviation market reported approximately 1,154 executive jet deliveries, and a 11% increase from 2007. However, we believe it will be difficult for the industry to sustain the same level of deliveries in 2009. A high number of order cancellations may continue to occur, which should lead to a significant reduction of deliveries in 2010 and 2011. We believe a recovery in the executive jet segment will begin in 2011-2012, and, as a result, executive jets manufacturers will have to adjust production capacity and product pricing throughout 2009 and 2010.

We estimate that the global executive aviation market between 2009 and 2018 will be valued at approximately US$188 billion (an 8% decrease over Embraer’s 2008 projections).

According to our post-crisis market perspective, compound annual revenue growth for the executive jet segment from 2009 to 2018 is expected to be stagnant. In terms of units delivered, growth expectancy will narrow to 0.9%, which is lower than our last year’s 3.1% forecast.

Since 2005, the industry has witnessed an increase in the participation of nontraditional markets (i.e., outside the U.S. and Western Europe) in overall sales levels. Recently, some manufacturers have registered 70% of orders coming from outside the U.S. market. However, due to impairment of the emerging economies caused by the global economic crisis, we anticipate that the steep reduction in sales of executive aviation in the U.S. will not be offset by the growth of demand in nontraditional markets. Revenue from non-U.S. orders are believed to account for 55% of total industry revenue during the next ten years, representing an increase of ten percentage points from our last year’s estimate.

Despite overall forecast reduction, Latin America, Asia-Pacific and China are expected to show growth in revenues for this segment, mainly in the medium-to-long terms. Lighter jets’ categories have generally been well accepted, particularly in Latin America, as they are more suitable to local needs. Thus, we believe that sales of light and entry-level jets will be key to sustaining the expected growth in Latin America. While the Latin American growth stems mainly from substitution of the turboprop fleet, we believe that Asian growth rates will be sustained by the region’s economic performance and by the prospect of diminishing regulatory and fiscal barriers, which, until now, have dampened demand. These factors should favor demand for aircraft with larger cabins and longer ranges within the region.

Although China has experienced a recent growth in demand based on overall strong economic performance in the region, the tight government control over air space and the lack of a sufficient civilian airport infrastructure are still major hurdles that we believe will continue to hamper the Chinese executive aviation market in the short-and medium-terms.

Our Executive Aircraft

General

We continued to make solid progress throughout 2008, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, Phenom 300 and Lineage 1000, we have continued to evaluate and explore opportunities in the executive aviation market.

New sales of the Phenom executive jets family increased the number of firm contracts to over 800 aircraft during 2008. In addition, over 20 Lineage 1000 jets have been sold around the world and Legacy 600 sales performed well throughout the three first quarters, registering a slowdown towards the last quarter of 2008.

We also had one Embraer 175 sold as a corporate shuttle and delivered to an executive aviation customer in North America, although it is not a typical sales target.

Legacy 450 and Legacy 500

In April 2008, we formally launched two new programs in the medium jet categories: the mid-light Legacy 450 jet and the mid-size Legacy 500 jet. Both programs were approved by our Board of Directors in March 2008. The Legacy 450/500 jets will be positioned in our executive jets portfolio between the Legacy 600 and the Phenom 300.

An estimated US$750 million is expected to be invested overall in fixed assets, research and development for the new Legacy 500 and Legacy 450 models, which are expected to enter into service in 2012 and 2013, respectively. We believe that these two aircraft programs will help strengthen our position in the market and set our portfolio as one of the most comprehensive of the executive aviation industry. During 2008, we started the development of the Legacy 500 by conducting wind-tunnel tests, and by initiating the program’s joint definition phase and program design review with our suppliers.

Phenom 100

The Phenom 100 was awarded the type certification by the Brazilian aviation authority on December 9, 2008 and by the U.S. Federal Aviation Administration two days later. Both certificates were issued without restrictions. EASA certification of Phenom 100 is expected for the second quarter of 2009. The first two Phenom 100 units were delivered in December 2008 to U.S. customers.

The take-off field length requirement, the hot and high capabilities, speed and landing distance targets of the Phenom 100 have been improved, which leads us to believe that this product will be better positioned to meet our customers’ expectations.

In 2008, the editors of Robb Report magazine, in the U.S., voted the Phenom 100 the “Best of the Best” Business Jet.

Lineage 1000

The Lineage 1000 executive jet has also been awarded type certification by the Brazilian aviation authority and by EASA. The interior supplemental type certification was awarded in early 2009, completing the development cycle.

The Lineage 1000 has also exceeded development targets. Tests conducted with the Lineage 100 demonstrated that its initially projected range has been surpassed by approximately 5%, which will result in lower operating costs and, as a consequence, will allow a better market penetration for the Embraer’s ultra-large model.

Phenom 300

In the first half of 2008, Phenom 300 successfully made its maiden flight and started its flight test campaign. Several tests were performed throughout 2008 and the Phenom 300 is expected to enter into service in the second half of 2009, with European deliveries starting in 2010.

Legacy 600

The Legacy 600 has entered its seventh year of production and still has broad market acceptance, principally among customers in Europe. The aircraft has also a good acceptance in the Middle East, with a fleet of 14 aircraft spread within the region. Legacy 600 deliveries declined from 35 units in 2007 to 33 units in 2008 for executive aviation customers only. With a fleet of more than 150 jets in 24 countries, the Legacy 600 holds a 15.2% market share in the super midsize category.

We have further refined the Legacy 600 design in 2008, with improvements in its capability, interior acoustic and overall structure.

We believe that Embraer’s executive jet fleet may help expand our market share in this segment as a result of the expansion of our product portfolio with the entry into service of these new executive jets in 2008 and 2009.

Customer Support

From 2007 to 2009, we plan to have invested more than US$100 million in infrastructure and organization to support our business jet customers throughout the world. We have opened two new company-owned service centers during 2008. The first is located in Mesa, Arizona, at Phoenix–Mesa Gateway Airport and the second is located in Fort Lauderdale, Florida, at Fort Lauderdale–Hollywood International Airport. These new facilities are capable of providing our customers with full service for our executive jets.

In 2008, our new Executive Jets Center at Le Bourget Airport, in France, received the European Aviation Safety Agency’s Part 145 Approval Certificate to operate in Europe. The facility is dedicated exclusively to our executive jets fleet, and joins the existing service center network that includes OGMA in Portugal, and another four Embraer authorized service centers in the region. Embraer also named Falcon Aviation Services in Abu Dhabi, United Arab Emirates, an authorized service center dedicated to support its Phenom, Legacy and Lineage customers in the Middle East. Field support representatives have also been assigned to both Abu Dhabi and Dubai, and an inventory of parts will be in place in Dubai by the end of the first quarter of 2009.

In addition, we have entered into a contract with one of the world’s largest logistics company, UPS Supply Chain Solutions, located in Louisville, KY, USA, to optimize the service cycles for parts, from the warehouse to the service centers and to customers.

During 2008, we have reinforced our sales force for the Latin American market by adding three new sales managers, all of them based in São Paulo, Brazil. The number of Authorized Sales Representatives, or ASRs, in the region was also increased with the nomination of three new ASRs in Guatemala, Venezuela and Mexico. Our sales team in Asia-Pacific was also strengthened with a new Vice-President of Sales.

Brazilian Economic Environment

The current economic crisis, including the events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

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

Brazilian economic conditions may also be negatively affected by economic and political conditions elsewhere, particularly in other Latin American and emerging-market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in such countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the recent uncertainty in the economies of U.S. and other OECD countries has caused a retraction of credit on a worldwide basis, significant volatility in the international capital markets (including Brazil) and diminished investor interest in securities of Brazilian issuers, including ours. Crises in other emerging-market countries also have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

In 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion. Inflation in 2004, as measured by the IGP-M, was 12.4%. Interest rates continued to be maintained at high levels, with the rates for Certificados de Depósito Interbancário (Interbank Certificates of Deposit), or CDI, averaging 16.2% in 2004.

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

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real appreciated 8.7% against the U.S. dollar, reaching R$2.138 per US$1.00 at December 31, 2006.

In 2007, Brazil’s GDP increased 5.4%, and the real appreciated 17.2% against the U.S. dollar, to R$1.7713 per US$1.00 at December 31, 2007. Inflation in 2007, as measured by the IGP-M, was 7.7%, and the CDI average was 11.9% in the same period.

In 2008, Brazil’s GDP increased 4.8% and the real depreciated 31.9% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IGP-M, was 9.8% and the average CDI interest rate was 12.0% in the same period.

The global economic crisis has reduced expectations for growth of the Brazilian economy for 2009. These reduced expectations triggered the depreciation of the real, particularly since October 2008, as well as tighter availability of credit to consumers and companies, a sharp devaluation of securities of Brazilian companies and a reduction in industrial output.

According to the Focus report published by the Brazilian Central Bank, or BACEN, in April 9, 2009, negative growth of 0.30% is estimated for Brazilian GDP in 2009 and an inflation rate of 4.25% for the same period.

According to the BACEN, Brazilian international reserves continue above R$200.0 billion (R$201.6 billion at April 20, 2009), slightly lower than 2008 year-end levels. In response to the global economic crisis, the Brazilian government has implemented macroeconomic measures, particularly reductions of the Brazilian base interest rate, tax reductions and social programs to foster investment and consumption by both individuals and companies.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the IGP-M and published annually by Fundação Getulio Vargas , and the fluctuation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2008	2007	2006	2005	2004
Inflation (General Market Price Index)	9.8%	7.7%	3.8%	1.2%	12.4%
Exchange Rate Variation (R$/US$)	(31.9)%	17.2%	8.7%	11.8%	8.1%

Inflation and exchange-rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange-rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets and (b) a remeasurement gain on real-denominated monetary liabilities.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Therefore, in connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our audited consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We recognize revenues from sales by the commercial, executive aircraft and aviation services segments when title and risk of loss is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and in the case of aviation services, when the service is provided to the customer.

We also recognize rental revenue for lease aircraft as operating leases, ratably over the lease term and recorded as net sales in the other segments.

In the defense and government segment, a significant portion of revenues is derived from long-term development contracts with the Brazilian and foreign governments, for which we recognize revenues under the percentage of completion, or POC, method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

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

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met:

•	the delivered item has value to the client on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered to be probable and substantially under our control.

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

We offer contractual concessions that provide its customers with a reduction in the amount paid for the aircraft. The concessions are recorded as sales deductions in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” because the concessions represents a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft and recorded as net sales.

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

In accordance with FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” we record third-party guarantees on our balance sheet at their fair value. FIN 45 has the general effect of delaying the recognition of the portion of our revenue sales that are accompanied by certain third-party guarantees. These estimates of fair value are based on certain assumptions, including the probability of default by the ultimate obligor and the market value of the mortgaged assets. As a result, actual losses derived from financial guarantees may differ from the amounts recognized on our balance sheet, and, consequently, could negatively affect future operating results. During 2007 and 2008, the fair value of guarantees recorded generated a sales income of US$2.5 million and a sales deduction of US$2.9 million, respectively.

Sale of Residual Interests in Aircraft

In structured financings, an entity purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft, and a portion of the credit risk remains with that third party. We may provide financial guarantees in favor of the financial institution, and may also act as the equity participant in such financial structuring process. According to FIN 46-R “Consolidation of Variable Interest Entities” an interpretation of ARB 51, an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Therefore, we have been consolidating certain entity’s transaction through the third parties where we are the primary beneficiary.

We also effect transactions with third parties through which we transfer the risks and rewards in leased aircraft. When we determine that we are no longer the primary beneficiary, based on management’s evaluation of expected loss variability, we deconsolidate the related collateralized accounts receivables and corresponding recourse and non-recourse debt.

Recoverability of Long-lived Assets

We review our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows, as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” These reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Assets are grouped based on our various aircraft families. We use various assumptions when determining the expected undiscounted cash flow including the forecasts of future cash flows, which are based on our best estimate of future sales and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

Fair value of Financial Instruments and Hedge

For financial instruments, we make assumptions as to future foreign exchange and interest rates to recognize the fair value of each instrument. See Notes 32 and 34 to our audited consolidated financial statements. For further information related to the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Allowance for doubtful accounts

We have to periodically assess the amounts and probabilities of losses we may experience as a result of customer default. The balance represents an estimate of probable but unconfirmed losses in the receivables portfolio. The estimate is based on various qualitative and quantitative factors, including results of individual credit and collectibility reviews. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any expected losses on realization of our accounts receivable from our customers and is included under selling expenses. No adjustment is made to net operating revenues.

Principal Operating Data and Components of our Income Statement

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

	At and for the year ended December 31,
	2008			2007		2006
Commercial Aviation
Deliveries(1)
ERJ 145		6			7		12
EMBRAER 170		9			11		32	/ 2
EMBRAER 175		55			34		11	/ 1
EMBRAER 190		78	/ 2		68		40
EMBRAER 195		14			10		3
Defense and Government(2)
Deliveries(1)		6			4		5	/ 1
Executive Aviation
Deliveries		36			35		27
Other Operating Information

Total Backlog (in millions)	US$	20,935.0		US$	18,827.0	US$	14,806.0

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 and Phenom 100 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. In 2008, total defense and government net sales included approximately 75.6% of net sales denominated in foreign currency, predominantly in U.S. dollars, and 24.4% denominated in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). In 2008, total aviation services net sales included approximately 97.6% of net sales denominated in U.S. dollars and other foreign currencies and 2.4% in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. Finally, we generate revenue from our other related businesses, which include operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. We receive a 5% deposit upon signing of a purchase agreement for our executive aircraft and an additional deposit of 30% to 50% of the purchase price prior to delivery, depending on the specific terms of the purchase agreement and the aircraft sold. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “—Critical Accounting Estimates—Sales and Other Operating Revenues.”

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indices related to raw material and labor costs. The deposits, progress payments and option payments are nonrefundable for the most part. Once a customer decides to exercise an option, we account for it as a firm order and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense and government customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consist of the cost of the aircraft and of services rendered, comprising:

•

Raw Materials. Substantially all of our raw materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs are primarily real-denominated.

•

Depreciation. Property, plant and equipment is depreciated over useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

In accordance with SFAS 5, “Accounting for Contingencies”, we accrue a liability for the obligations associated with product warranties, which is recorded on the aircraft delivery date and estimated based on historical experience which are recorded in the consolidated statement of income under cost of sales and services.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs will be recognized when the product or service is provided to the customer.

Recent Developments

Backlog

Our firm order backlog for the commercial aviation, executive aviation, and defense and government segments decreased by US$1.2 billion during the first quarter in 2009, totaling US$19.7 billion. During the first quarter of 2009, we delivered 40 aircraft in total, comprising 32 jets to the Airline Market and eight jets to the executive aviation segment. After delivering a record number of aircraft in 2008, we continue to implement improvements to our industrial processes, affirming the commitment assumed with our shareholders, customers and suppliers. As our production rate has been maintained at the 14 E-jets per month level, we currently maintain our estimates to deliver 242 aircraft in 2009 within our commercial and executive aviation businesses.

New Brazilian Airline

In March 2008, we entered into an agreement with Azul, the new Brazilian airline formed by a group of investors led by David Neeleman, the founder of JetBlue, for the sale of 36 EMBRAER 195 jets. The agreement includes options for an additional 20 aircraft and purchase rights for an additional 20 aircraft. The total value of the order, at list price, is US$1.4 billion, and could reach US$3 billion, if all of options and purchase rights are confirmed. By March 31, 2009, we had already delivered four aircraft to Azul.

Legacy 450 and Legacy 500 Executive Jets

In April 2008, we formally introduced our new Legacy 450/500 executive jet programs. The mid-size Legacy 500, with a 3,000 nautical miles range, and the mid-light Legacy 450, with a 2,300 nautical miles range, will be positioned between the Legacy 600 and the Phenom 300 in our executive jets portfolio. An estimated US$750 million is expected be invested in research and development for the new Legacy 450/500 models, which are expected to enter into service in 2013 and 2012, respectively.

KC 390

In April 2009, Embraer started to develop the KC 390, a new military cargo aircraft based on the EMB 190 platform. The KC 390 is being designed to transport a wide variety of cargo, including small armored cars. This aircraft will be designed so that it can be built in different configurations, including versions that will allow it to conduct medical evacuation (MEDEVAC) missions. The KC 390 will be equipped with some of the most modern technology available, including systems for handling and launching cargos, and a fly-by-wire technology that reduces pilots’ workload and allows the aircraft to operate in short and unpaved runways.

Brazilian Navy Aircraft Modernization Program

In April 2009, Embraer entered into an agreement with the Brazilian navy to modernize 12 of its A-4 Skyhawk aircraft. The modernization will incorporate new technology in those aircraft, including new avionics, radar, power production and autonomous oxygen-generating systems.

Results of Quarter ended March 31, 2009

On April 29, 2009, we announced our unaudited financial results for the first quarter of 2009. For further information, see our report on Form 6-K filed with the SEC on April 30, 2009.

Cancellation of Orders for ERJ 145 Regional Aircraft

In April 2009, we entered into an agreement with the HNA Group, a Chinese airline, to reduce its firm orders for 50 ERJ 145 regional aircraft, of which 11 had already been delivered, to 25. See “Item 3D. Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year.”

Results of Operations

The following table presents statement of income data by business segment for the periods indicated.

	Year ended December 31,
	2008	2007	2006
	(in US$ millions)
Net sales:
Commercial Aviation	4,237.5	3,376.6	2,353.2
Executive Aviation	874.0	838.0	582.1
Aviation Services	602.4	528.3	479.8
Defense and Government	504.5	346.4	226.7
Other related businesses	116.8	155.9	117.7
	6,335.2	5,245.2	3,759.5
Cost of sales and services:
Commercial Aviation	(3,534.0)	(2,737.3)	(1,780.5)
Executive Aviation	(616.3)	(602.5)	(399.0)
Aviation Services	(387.5)	(393.1)	(349.6)
Defense and Government	(365.6)	(236.8)	(174.5)
Other related businesses	(88.3)	(123.8)	(103.2)
	(4,991.7)	(4,093.5)	(2,806.8)
Gross profit:
Commercial Aviation	703.5	639.3	572.7
Executive Aviation	257.7	235.5	183.1
Aviation Services	214.9	135.2	130.2
Defense and Government	138.9	109.6	52.2
Other related businesses	28.5	32.1	14.5
	1,343.5	1,151.7	952.7

	Year ended December 31,
	2008	2007	2006
	(in US$ millions)
Operating expenses:
Commercial Aviation	(331.7)	(299.3)	(303.4)
Executive Aviation	(176.8)	(237.6)	(130.4)
Aviation Services	(88.5)	(80.1)	(25.6)
Defense and Government	(66.0)	(60.5)	(38.0)
Other related businesses	(3.0)	(6.0)	—
Unallocated corporate expenses	(140.5)	(94.0)	(112.5)

	(806.5)	(777.5)	(609.9)
Income from operations	537.0	374.2	342.8

The following table sets forth statement of income information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2008		2007		2006
	(in US$ millions, except percentages)
Net sales	6,335.2	100.0%	5,245.2	100.0%	3,759.5	100.0%
Cost of sales and services	(4,991.7)	78.8	(4,093.5)	78.0	(2,806.8)	74.7

Gross profit	1,343.5	21.2	1,151.7	22.0	952.7	25.3
Operating expenses
Selling expenses	(393.1)	6.2	(361.3)	6.9	(220.6)	5.9
Research and development	(197.0)	3.1	(259.7)	5.0	(112.7)	3.0
General and administrative	(232.4)	3.6	(234.8)	4.5	(235.5)	6.3
Employee profit sharing	—	—	—	—	(42.7)	1.1
Other operating income (expenses), net	16.0	0.2	78.3	1.5	1.6	0.0

Total operating expenses	(806.5)	12.7	(777.5)	14.8	(609.9)	16.2

Income from operations	537.0	8.5	374.2	7.1	342.8	9.1
Non-operating income (expense)
Interest income (expenses), net	(171.4)	2.7	163.4	3.1	105.4	2.8
Foreign exchange gain (loss), net	71.7	1.1	(37.7)	0.7	(4.0)	0.1

Total non-operating income (expense)	(99.7)	(1.6)	125.7	2.4	101.4	2.7

Income before income taxes	437.3	6.9	499.9	9.5	444.2	11.8
Income tax expenses	(41.1)	0.6	(2.7)	0.0	(44.4)	1.2

Income before minority interest and results of affiliates	396.2	6.3	497.2	9.5	399.8	10.6
Minority interest	(7.5)	0.1	(8.2)	0.2	(9.6)	0.3
Equity in results of affiliates	—	—	0.3	0.0	(0.1)	0.0

Net income	388.7	6.1%	489.3	9.3%	390.1	10.4%

2008 Compared with 2007

Net sales. Net sales increased 20.8% from US$5,245.2 million in 2007 to US$6,335.2 million in 2008. Net sales in the commercial aviation segment increased 25.5% from US$3,376.6 million in 2007 to US$4,237.5 million in 2008. Net sales in the executive aviation segment increased 4.3% from US$838.0 million in 2007 to US$874.0 million in 2008. Net sales from aviation services increased 14.0% from US$528.3 million in 2007 to US$602.4 million in 2008. Defense and government net sales increased 45.6% from US$346.4 million in 2007 to US$504.5 million in 2008. Other related businesses net sales decreased 25.1% from US$155.9 million in 2007 to US$116.8 million in 2008.

The increase in commercial aviation net sales is primarily due to a higher number of deliveries during the period. We delivered 162 aircraft in 2008, compared to 130 aircraft in 2007 for that segment, with a more favorably priced product mix. This increase in the number of deliveries for all segments is due to positive results obtained by us from measures implemented in 2007, which continued to be perfected in 2008, with a view to adjusting our industrial processes in order to meet our delivery schedule. The increase in executive aviation net sales resulted from the delivery of 36 executive jets in 2008, including 33 Legacy 600, two Phenom 100 and one Embraer 175, compared to 35 Legacy 600 delivered in 2007. In addition, the product mix of the executive aircraft that we delivered in 2008 was more favorably priced than the product mix of executive aircraft delivered in 2007. The increase in net sales from aviation services is mostly a result of the fact that the aircraft fleet that we serviced in 2008 was larger than the fleet serviced in 2007. The increase in defense and government net sales is due to increased sales in South America, including sales of Super Tucano aircraft to Chile, Ecuador and the Dominican Republic, and of the sale of an airborne early warning and control (AEW&C) system to India. Defense and government net sales increased in 2008 as a result of further progress made by us in certain projects, allowing us to increase the revenue we record under the corresponding long-term development contracts we have with our customers, which revenues are recognized pursuant to the percentage of completion method.

Cost of sales and services. Cost of sales and services increased 21.9% from US$4,093.5 million in 2007 to US$4,991.7 million in 2008, primarily due to the 30% increase in deliveries during 2008. As most of our costs are variable, a significant increase in deliveries will tend to cause a corresponding increase in our cost of sales and services. In addition, the fixed component of our cost of sales and services experienced an increase as a result of a 10.1% across-the-border salary increase approved for our workforce in September 2008. Cost of sales and services as a percentage of net sales increased from 78.0% in 2007 to 78.8% in 2008.

Gross profit. As a result of the foregoing, our gross profit increased 16.7% from US$1,151.7 million in 2007 to US$1,343.5 million in 2008. Our gross margin decreased from 22.0% in 2007 to 21.2% in 2008.

Operating expenses. As further explained below, operating expenses increased 3.7% from US$777.5 million in 2007 to US$806.5 million in 2008. Operating expenses as a percentage of net sales decreased from 14.8% in 2007 to 12.7% in 2008.

Research and Development. Research and development expenses decreased 24.1% from US$259.7 million in 2007 to US$197.0 million in 2008. This decrease relates mainly to the reduced spending for the development of new products for the executive aviation segment and for the research for improvements to all our products. Amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, increased 468.8% from US$23.7 million in 2007 to US$134.8 million in 2008.

Selling expenses. Selling expenses increased 8.8% from US$361.3 million in 2007 to US$393.1 million in 2007 due to higher marketing campaign expenses related to our executive aviation products, as well as an increase in variable sales expenses in 2008 because of the higher number of deliveries.

General and administrative expenses. General and administrative expenses decreased 1.0% from US$234.8 million in 2007 to US$232.4 million in 2008, mainly due to savings obtained from the implementation of a process optimization program, known as the P3E (Embraer Entrepreneurial Excellence Program), focused on cost and expense control and gains in productivity, which program started to be implemented in 2007 and continued to be perfected in 2008. This decrease in general and administrative expenses was partially offset by the 10.1% salary increase, which was also applicable to our administrative personnel.

Other operating income (expenses), net. Other operating income, net decreased 79.6% from US$78.3 million in 2007 to US$16.0 million in 2008, mainly due to the reversal in 2007 of a contingency provision in the amount of US$104.8 million, as a result of a final Supreme Court that was granted in our favor in a lawsuit in which we challenged the broader taxable basis for calculating PIS/COFINS taxes. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 17 to our audited consolidated financial statements.

Income from operations. As a result of the foregoing factors, operating income increased 43.5% from US$374.2 million in 2007 to US$537.0 million in 2008. Our operating margin increased from 7.1% in 2007 to 8.5% in 2008.

Financial income (expense), net. Financial income (expense), net, decreased from a net financial income of US$163.4 million in 2007 to a net financial expense of US$171.4 million in 2008, primarily as a result of:

•	US$148.3 million in losses with derivatives;

•

US$89.4 million reversal of interest expenses and penalties in 2007, related to our PIS/COFINS contingency provision, as a result of a final Supreme Court decision that was granted in our favor in 2007 in a lawsuit in which we challenged the broader taxable basis for calculating the PIS/COFINS taxes (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings”); and

•

a 64% decrease in our income from temporary cash investments from US$165.7 million in 2007 to US$58.8 million in 2008, mainly as a result of (A) a decrease in the average stock of temporary cash investments, starting at US$1,185.7 million as of December 31, 2007 and ending at US$810.1 million as of December 31, 2008 and (B) a general reduction in interest rates in Brazil and abroad.

Foreign exchange gain (loss), net. Foreign exchange gain (loss), net increased from a net foreign exchange loss of US$37.7 million in 2007 to a net foreign exchange gain of US$71.7 million in 2008, reflecting net foreign exchange rate variations on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Income tax expense. Income tax expenses increased from US$2.7 million in 2007 to US$41.1 million in 2008, mainly as a result of:

•	the effects of foreign exchange movements on our nonmonetary assets;

•	a decrease in tax benefits that resulted from our reduced distributions of interest on shareholders’ equity in 2008; and

•	lower research and development tax incentives.

The effective tax rate increased from 0.5% in 2007 to 9.4% in 2008.

Net income. As a result of the foregoing factors, our net income decreased 20.6% from US$489.3 million in 2007 to US$388.7 million in 2008. As a percent of net sales, net income decreased from 9.3% in 2007 to 6.1% in 2008.

2007 Compared with 2006

Net sales. Net sales increased 39.5% from US$3,759.5 million in 2006 to US$5,245.2 million in 2007. Net sales in the commercial aviation segment increased 43.5% from US$2,353.2 million in 2006 to US$3,376.6 million in 2007. Net sales in the executive aviation segment increased 44.0% from US$582.1 million in 2006 to US$838.0 million in 2007. Net sales from aviation services increased 10.1% from US$479.8 million in 2006 to US$528.3 million in 2007. Defense and government net sales increased 52.8% from US$226.7 million in 2006 to US$346.4 million in 2007. Other related businesses net sales increased 32.5% from US$117.7 million in 2006 to US$155.9 million in 2007.

The increase in commercial aviation net sales is primarily due to a higher number of deliveries during the period. We delivered 130 aircraft in 2007, compared to 98 aircraft in 2006 for that segment, with a more favorably priced product mix. This increase in the number of deliveries for all segments is due to positive measures we undertook during 2007 to adjust our industrial processes to meet the deliveries scheduled for the period. These measures included the hiring of new employees, implementing a third shift for some production processes and introducing the lean manufacturing system. The increase in executive aviation net sales resulted from the delivery of 35 Legacy 600 executive jets in 2007 compared to 27 aircraft of the same model delivered in 2006. The increase in net sales from aviation services is mostly due to an increase in revenues from spare parts sales and services rendered, since the fleet of our jets is increasing. The increase in defense and government net sales is due to higher revenue during 2007 compared to 2006 as recognized from programs subject to the percentage of completion method of revenue recognition, principally the ALX program, when we delivered 28 aircraft in 2007, compared with 14 deliveries of the same model in 2006.

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

Gross profit. As a result of the foregoing, our gross profit increased 20.9% from US$952.7 million in 2006 to US$1,151.7 million in 2007. Our gross margin decreased from 25.3% in 2006 to 22.0% in 2007.

Operating expenses. As further explained below, operating expenses increased 27.5% from US$609.9 million in 2006 to US$777.5 million in 2007. Operating expenses as a percentage of net sales decreased from 16.2% in 2006 to 14.8% in 2007.

Research and development. Research and development expenses increased 130.4% from US$112.7 million in 2006 to US$259.7 million in 2007. This increase is mainly attributable to the development of new products for the executive aviation segment and the research for improvements to all our products. The amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which offset our research and development expenses, totaled US$23.7 million in 2007 compared to US$36.0 million in 2006.

Selling expenses. Selling expenses increased 63.8% from US$220.6 million in 2006 to US$361.3 million in 2007 mainly due to higher marketing campaign expenses related to our executive aviation products and variable sales expenses in the period because of the higher number of deliveries.

General and administrative expenses. General and administrative expenses decreased 0.3% from US$235.5 million in 2006 to US$234.8 million in 2007, mainly due to the savings from the implementation of a process optimization program, the P3E (Embraer Entrepreneurial Excellence Program), an internal plan focused on costs and expense control and gains in productivity.

Other operating income (expense), net. Other operating income, net represented increased from US$1.6 million in 2006 to US$78.3 million in 2007, mainly due to the reversal of a contingency provision in the amount of US$104.8 million, as a result of a final Supreme Court decision that was granted in our favor in a lawsuit in which we challenged the broader taxable basis for calculating the PIS/COFINS taxes. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 17 to our audited consolidated financial statements.

Income from operations. As a result of the foregoing factors, operating income increased 9.2% from US$342.8 million in 2006 to US$374.2 million in 2007. Our operating margin decreased from 9.1% in 2006 to 7.1% in 2007.

Financial income (expense), net. Financial income, net, increased 55.0% from US$105.4 million in 2006 in US$163.4 million in 2007, primarily as a result of a US$89.4 million reversal of interest expenses and penalties related to our PIS/COFINS contingency provision, as a result of a final Supreme Court decision that was granted in our favor in 2007 in a lawsuit in which we challenged the broader taxable basis for calculating the PIS/COFINS taxes. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Foreign exchange gain (loss), net. Foreign exchange loss, net, increased from US$4.0 million in 2006 to US$37.7 million in 2007, reflecting the net foreign exchange variations on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollars.

Income tax expense. Income tax expenses decreased 93.9% from US$44.4 million in 2006 to US$2.7 million in 2007, mainly due to higher benefits from having made tax-deductible distributions in the form of interest on shareholders’ equity, from higher research and development tax incentives and from differences in foreign jurisdiction tax rates. The effective tax rate decreased from 10.0% in 2006 to 0.5% in 2007.

Net income. As a result of the foregoing factors, our net income increased 25.4% from US$390.1 million in 2006 to US$489.3 million in 2007. As a percent of net sales, net income decreased from 10.4% in 2006 to 9.3% in 2007.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. For further information, see “Item 4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Business Overview—Commercial Aviation Business—Production, New Orders and Options.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100 and the Lineage 100 executive jets, (2) develop our new Phenom 300 executive jets, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of the economic downturn and the financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Provided by Operating Activities and Working Capital

In 2008, net cash provided by operating activities was US$321.8 million, compared to net cash provided by operating activities of US$580.4 million in 2007, and net cash provided by operating activities of US$386.9 million in 2006. The decrease in the inflow of cash from operating activities in 2008 is mainly a result of a 350 basis point decrease in our gross profit margin in that year.

We had a working capital surplus of US$2,310.3 million at December 31, 2007 and US$2,371.2 million at December 31, 2008. Working capital increased mainly due to an increase in our inventories in line with the increase in our aircraft production and in our spare parts to support the greater number of aircraft in service.

Net Cash Provided by (Used in) Investing Activities

In 2008, net cash provided by investing activities was US$168.9 million compared to net cash used in investing activities of US$784.3 million in 2007 and US$179.5 million in 2006.

Despite our investments in research and development and property, plant and equipment in 2008, we experienced an inflow of cash from investing activities mainly as a result of increased net sales and redemptions of temporary cash investments in that year. In that connection, our average stock of temporary cash investments decreased, starting at US$1,185.7 million as of December 31, 2007 and ending at US$810.1 million as of December 31, 2008, as a result of sales and redemptions of those instruments, which, in turn, contributed to the net inflow of cash from investing activities in 2008.

Net Cash Provided by (Used in) Financing Activities and Total Debt

Net cash used in financing activities was US$395.1 million in 2006 compared to net cash provided by financing activities of US$137.0 million in 2007 and net cash used in financing activities of US$314.5 million in 2008. In addition, during 2008 we raised new borrowings of US$1,886.2 million, compared to new borrowings of US$1,772.0 million and US$1,258.2 million during 2007 and 2006, respectively. Furthermore, we also repaid US$1,770.4 million of our indebtedness in 2008, compared to repayment in the aggregate amount of US$1,471.9 million and US$1,497.7 million in 2007 and 2006, respectively. In 2008, we distributed US$242.7 million in the form of interest on shareholders’ equity and dividends compared to US$163.5 million and US$157.8 million distributed in 2007 and 2006, respectively. Also in 2008, we spent US$183.0 million in connection with our share buyback program compared to a negligible amount spent in 2007. In 2006 we did not spend any amounts in connection with the share buyback programs.

At December 31, 2008, we had total debt of US$1,825.4 million under our financing arrangements described below, 71.0% of which was long-term debt and 29.0% of which consisted of short-term debt. In comparison, we had total debt of US$1,753.0 million at December 31, 2007 and US$1,349.1 million at December 31, 2006, consisting of 46.8% and 62.7% of long-term debt, respectively. Our total debt increased from 2007 to 2008 largely due to new long-term borrowings.

Credit Facilities and Lines of Credit

Long-term Facilities

In December 2002, we entered into a US$100.0 million credit facility with Santander Central Hispano Benelux S.A. that has been fully disbursed to fund our purchases of wings and other equipment from Gamesa. As of December 31, 2008, US$0.4 million was outstanding under this facility, all of which is due in the short-term, which bears interest at a fixed rate of 4.79% per annum with final maturity in February 2009.

In March 2005, we entered into a credit agreement with Bladex – Banco Latino Americano de Exportaciones S.A. for an import financing facility of US$51.0 million at a cost of LIBOR plus 1.88% per annum with final maturity in March 2010, of which US$25.8 million remained outstanding as of December 31, 2008 (US$17.3 million in the short-term including principal and accrued interest). The spread over LIBOR was renegotiated and from March 2007 the spread is 1.10% per annum.

In April 2005, we entered into an Export Credit Note with Banco Votorantim S.A. of US$50.0 million, at a fixed rate of 7.81% per annum with final maturity in April 2010, of which US$50.8 million remained outstanding as of December 31, 2008 (US$0.8 million is currently short-term) including principal and accrued interest.

In June 2005, we entered into an IFC – International Finance Corporation A/B Loan Secured Facility for a total amount of US$180.0 million, which includes the A loan for up to US$35.0 million, the B1 loan for up to US$60.0 million and the B2 loan for up to US$85.0 million. The terms of the loans are 12, ten and eight years, respectively, and the loans bear interest at an average rate of six-month LIBOR plus 2.9% per annum. The facility is secured by a combination of mortgages on our main industrial facility in Brazil, three EMBRAER 170/190 pre-series aircraft and a bank account pledge agreement in an amount equivalent to 12 months interest coverage. In addition to the customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios, the facility has covenants related to compliance with IFC general environmental, health and safety guidelines. We also agreed to a mandatory pre-payment provision, which limits our net revenues generated by selling and supporting offensive attack aircraft to 12.5% of our total net revenues. As of December 31, 2008, US$133.6 million remained outstanding under this facility (US$26.4 million in the short-term) including principal and accrued interest. We renegotiated the spread over LIBOR and since May 2007 the spread is 1.21% per annum. In addition, as of December 17, 2007 we have negotiated the release of the mortgage over three EMBRAER 170/190 pre-series aircraft.

In August 2006, we entered into two separate syndicated credit agreements with Banco BNP Paribas Brasil S.A., in each case as administrative agent for the lenders under each facility in an aggregate amount of US$500.0 million. The trade finance credit facility provides for US$250.0 million in loans to finance certain of our exports and imports, to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million. This amount is available for multiple drawdowns on a non-revolving basis until August 25, 2009, unless fully disbursed prior to that date. Each drawdown is repayable in full in two years from the borrowing date. The trade finance credit facility is subject to a commitment fee of 25 basis points over the unused portion and, if disbursed, will bear interest at six-month LIBOR plus 40 and 45 basis points, respectively, for export or import finance disbursements thereof. The other agreement is a US$250.0 million syndicated revolving credit facility, with a five-year availability period. Disbursements under the revolving credit facility will be repayable on August 25, 2011. This revolving credit facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. We record the commitment fees for these credit facilities as an expense. Both facilities contain customary covenants and restrictions, including, but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. In addition, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the trade finance credit facility will be available to us. If we make any disbursements under another export finance transaction, we will be required to grant a first priority pledge on certain of our export receivables, as determined by us at the disbursement date. As of December 31, 2008, no disbursements had been made under either of these facilities. However, we borrowed US$96.8 million under the trade finance credit facility in March 2009 and another US$153.2 million under that facility in April 2009, totaling US$250.0 million.

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2008, US$408.9 million was outstanding (US$11.1 million is currently short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. On March 31, 2009, Embraer repurchased and canceled 19,908 (4.97%) bonds, totaling US$15.2 million (face value of US$19.9 million). These bonds were purchased by Embraer Overseas through open market transactions. We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes, through cash purchases and/or exchange for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

In November 2006, we entered into a credit facility in the amount equivalent of US$37.0 million with the FINEP to support the development costs of Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2007. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a first priority mortgage of our Eugênio de Melo facility and a chattel mortgage of certain machines and equipment. The credit facility is repayable from December 2008 to December 2013. As of December 31, 2008, we had outstanding US$59.7 million under our credit facilities with the FINEP, of which US$9.9 million is due in the short-term including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

In December 2008, we entered into various credit agreements with BNDES for a long-term pre-export credit financing. At December 31, 2008, we had US$534.4 million outstanding under these arrangements, bearing an average spread of 2.433% per annum over TJLP, with maturities from February 15, 2010 to June 15, 2010. BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

We have various other loans and credit agreements with aggregate outstanding borrowings of US$182.7 million at December 31, 2008. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1; (2) a minimum debt service coverage ratio, calculated as EBITDA to financial expenses, of 3:1; and (3) minimum shareholders’ equity of R$2.3 billion. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates.

As of December 31, 2008, we were in compliance with all restrictive covenants contained in our financing agreements. The only exception related to a financing instrument in the amount of US$8.8 million, which was entered into by OGMA, one of our subsidiaries. As of December 31, 2008, OGMA had a financial debt to EBITDA ratio of 2.74:1, which exceeded the 1.8:1 ratio required under the financing instrument. In February 26, 2009, OGMA’s creditor under this facility granted OGMA a waiver of compliance with this covenant valid until December 31, 2009. The non-compliance by OGMA with the 1.8:1 financial debt to EBITDA ratio, as waived, did not trigger any cross-default clauses in any of our other agreements.

Short-term Facilities

As of December 31, 2008 we have US$332.9 million in short-term pre-export financing loans from Banco do Brasil S.A., or Banco do Brasil, and Banco Bradesco S.A. These loans bear an average fixed interest rate of 5.71% per annum and are denominated in reais. They have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

We have various other short-term loans and credit agreements with aggregate outstanding borrowings of US$96.6 million at December 31, 2008. See Note 20 to our audited consolidated financial statements for further information on our short-term financing arrangements.

Recently Issued Accounting Pronouncements

Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard clarifies the definition of fair value, establishes a framework for using fair value to measure assets and liabilities, and expands the disclosures on fair value measurements. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. We adopted SFAS 157 in 2008 without any material impact to our financial position.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS no. 115.” SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on our financial position, as we did not elect to adopt the fair value option for any of our financial assets or liabilities at January 1, 2008. In connection with this amendment to SFAS 115 contained in SFAS 159, we changed our statement of cash flows classification policy for trading securities and classified purchases and sales of trading securities under investing activities.

In September 2008, the FASB issued an FASB Staff Position, or FSP, that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. We adopted this FSP in 2008 without any material impact to our financial disclosures.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination”, which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires measuring the non-controlling interest in the acquiree at fair value, which results in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in our case, January 1, 2009). Therefore, we will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51, which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 has become effective for us in January 1, 2009. Although its earlier adoption is prohibited, the presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

5C.	Research and Development

We incur research and development costs related to our aircraft and aircraft components. We also incur research and development costs that are not associated with the development of any particular aircraft. Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards. Research and development expense is the cost associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones. Under U.S. GAAP, these costs are recorded as an operating expense in our income statement and are expensed in the year in which they are incurred.

We invest significantly in the development of new projects. Total research and development expenses for 2006, 2007 and 2008, including expenses related to the improvement of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500 executive jets, were US$112.7 million, US$259.7 million and US$197.0 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development costs as a percentage of net sales were 3.0% in 2006, 5.0% in 2007 and 3.1% in 2008. In 2006, 2007 and 2008, we recorded US$36.0 million, US$23.7 and US$134.8 million, respectively, as reductions to our research and development costs in connection with payments previously received by us from our risk-sharing partners, as our EMBRAER 170/190 aircraft family and Phenom 100 received their certifications and we fulfilled other contractual milestones under our risk-sharing arrangements.

In 2007, the real appreciated by 17.2% against the dollar, which, together with increased research and development investments in connection with the testing stages of the Lineage 1000 and Phenom 100 following their first flights in the second half of 2007, also impacted our research and development costs in that year. Our research and development costs for 2008 decreased mainly because of US$134.8 million received from risk-sharing partners in connection with the certification of the Phenom 100 and the fulfillment of other contractual milestones under our risk-sharing agreements. We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs either in the commercial or executive aviation segments (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures: Research and Development”).

In 2009, we expect our research and development costs to total approximately US$200 million, excluding contributions from risk-sharing partners, but including estimated costs of approximately US$150 million related to development of our new products, and approximately US$50 million related to development of technology. We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. We expect to receive US$303.7 million from our risk-sharing partners in future years for the development of the Phenom 300 and Legacy 450/500 family. In addition, the Brazilian and other governments fund substantially all of our defense and government research and development costs under long-term development contracts.

5D.	Trend Information

The following table summarizes our order book for the commercial aviation segment at March 31, 2009. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$19.7 billion (US$20.9 billion at December 31, 2008).

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	733	50	694	39
EMBRAER 170	193	84	153	40
EMBRAER 175	135	173	117	18
EMBRAER 190	436	459	218	218
EMBRAER 195	111	76	33	78

The following tables set forth our commercial aviation order book at March 31, 2009 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA Group (China)	50	11	39
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	733	694	39

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
BA CityFlyer (England)	6	—	6
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	4	4	—
Egypt Air (Egypt)	12	10	2
ETA Star Aviation (India)	7	—	7
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	10	2	8
Jetscape (USA)	1	—	1
Lot Polish (Poland)	6	6	—
Regional (France)	9	3	6
Republic Airline (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South Africa Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	1	1
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—
Virgin Nigeria (Nigeria)	7	—	7

Total	193	153	40

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Paramount and one to Satena.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland)(2)	1	1	—
Gecas (USA)	5	5	—
Lot Polish (Poland)	16	4	12
Northwest Airlines (USA)	36	36	—
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	—	5
Suzuyo (Japan)	1	—	1

Total	135	117	18

(2)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes (Guadalupe).

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Moldova (Moldova)	1	—	1
Azul (Brazil)	5	—	5
BA CityFlyer (England)	5	—	5
Copa (Panama)	15	15	—
Finnair (Finland)	13	10	3
Gecas (USA)	24	23	1
HNA Group (China)	50	10	40
JetBlue (USA)	104	40	64
ECC (Ireland) (3)	1	1	—
Jetscape (USA)	9	1	8
KLM (Holland)	10	3	7
Kunpeng (China)	5	4	1
LAM (Republic of Mozambique)	2	—	2
Lufthansa (Germany)	16	—	16
M1 Travel (Lebanon)	8	3	5
NAS Air (Saudi Arabia)	10	1	9
NIKI (Austria)	5	—	5
Regional (France)	11	8	3
Taca (El Salvador)	11	5	6
TAME (Ecuador)	3	3	—
US Airways (USA)	42	25	17
Virgin Blue (Australia)	18	12	6
Virgin Nigeria (Nigeria)	3	1	2
Undisclosed	2	—	2

Total	436	218	218

(3)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alpi Eagles (Italy)	10	—	10
Azul (Brazil)	31	4	27
BRA (Brazil)	20	—	20
Flybe (UK)	14	14	—
Gecas (USA)	7	6	1
Globalia (Spain)	12	3	9
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	14	4	10
Montenegro (Montenegro)	1	—	1

Total	111	33	78

For additional information regarding trends in our business, see “Item 4B. Business Overview—Business Strategies” and “Item 5A. Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Despite the current global economic crisis, we have not yet experienced any material effects to our financial condition or results of operations, as a result of the exercise of trade-in option or guarantees that we have extended to third parties. However, there can be no assurance that we would not be materially impacted by the exercise of these trade-in options or guarantees if the current global economic downturn became more severe. See also Note 35 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to trade-in options and financial and residual value guarantees that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of a purchase contract for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. In 2008, we entered into a total of 15 trade-in aircraft options. Of these 15 trade-in options, 12 rights had been exercised through December 31, 2008. Of these 12 aircraft, four were received in fiscal year ending 2008 and the remaining eight will be received in 2009. Our obligation to receive the remaining three aircraft as trade-ins are directly tied to contractual obligations with our customer of them actually taking delivery of certain new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have in our financial condition. Based on our current evaluation and on third parties’ appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses.

At December 31, 2008, three commercial aircraft were subject to trade-in options, and additional aircraft may become subject to trade-in options due to new sales contracts. See “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. However, there can be no assurance that we would not experience material losses in these cases, particularly if the current global economic downturn were to exert material downward pressures to the pre-owned aircraft market.

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

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to make the underlying assets meet stringent specific return conditions.

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

Description	At December 31, 2008	At December 31, 2007
	(in US$ millions)
Maximum financial guarantees	1,537.4	1,701.6
Maximum residual value guarantees	754.0	946.4
Mutually exclusive exposure(*)	(393.9)	(415.4)
Provisions and liabilities recorded	(27.4)	(24.5)

Off-balance sheet exposure	1,870.1	2,208.1
Estimated proceeds from performance guarantees and underlying assets	2,013.5	2,352.7

(*)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

As discussed in Note 35 of our audited consolidated financial statements included, as of December 2007 and December 2008, we maintained escrow deposits in the total amount of US$287.5 million and US$299.7 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Financial and Residual Value Guarantees

We have guaranteed the financial performance of a portion of the financing for, and the residual value of, some of our aircraft which have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,870.1 million as of December 31, 2008. For further discussion of these off-balance sheet arrangements, see Note 35 to our audited consolidated financial statements.

At December 31, 2008, we had US$299.7 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2008) and from other offsetting collections, such as cash deposits, would be US$2,013.5 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2008, we had invested part of the US$299.7 million deposited in escrow accounts in 14-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$7.6 million in 2008 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. See Note 11 to our audited consolidated financial statements.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, in average our guaranteed residual value is 18% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

We continually re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2008.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,155.3	590.8	791.4	226.5	546.6
Pension fund	116.1	16.0	22.2	22.2	55.6
Capital lease obligations	19.6	4.9	7.4	4.9	2.4
Operating leases	24.5	6.3	7.6	1.7	8.9
Purchase obligations	1,082.3	1,082.3	—	—	—
Non recourse and recourse debt	504.6	137.7	17.1	212.9	136.9
Customer advances	1,573.2	1,151.5	316.4	86.2	19.1
Contribution from suppliers	44.3	31.3	3.0	—	10.0
Other long-term liabilities	716.7	256.6	250.2	119.2	90.7

Total	6,236.5	3,277.4	1,415.3	673.6	870.2

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2008. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other long-term liabilities include taxes and social charges payable in the total amount of US$401.4 million at December 31, 2008. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of 11 members, and our Diretoria, or executive officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal, which is composed of five members and an equal number of alternates.

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

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one to be appointed by the Brazilian government, as holder of the “golden share,” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. The Brazilian Corporate Law requires that each director to hold at least one of our shares. There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and with the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office, and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 29, 2009.

Name	Age	Position	Year First Elected
Maurício Novis Botelho	66	Chairman of the Board of Directors	2000
Sérgio Eraldo de Salles Pinto	44	Member of the Board of Directors	2009
Cecília Mendes Garcez Siqueira	51	Member of the Board of Directors	2009
Wilson Carlos Duarte Delfino	62	Member of the Board of Directors	2004
Neimar Dieguez Barreiro	64	Member of the Board of Directors	2004
Israel Vainboim	64	Member of the Board of Directors	2009
Wilson Nélio Brumer	60	Member of the Board of Directors	2009
Hermann Wever	72	Member of the Board of Directors	2006
Samir Zraick	68	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	49	Member of the Board of Directors	1999
Claudemir Marques de Almeida	56	Member of the Board of Directors	2004

Maurício Novis Botelho. Mr. Botelho has been the Chairman of the Board of Directors of Embraer since March 2006. He has served as our President and Chief Executive Officer since September 1995 and has led the company after its privatization, instituting a new entrepreneurial corporate culture focused on customer satisfaction, which resulted in a successful turnaround and positioning of Embraer as one of the world leaders in the aeronautical market. Mr. Botelho served as CEO of Stelar Telecom, former OTL – Odebrecht Automação & Telecomunicações Ltda., a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., an industrial automation company, from 1985 to 1995, STL – Engenharia de Sistemas Ltda., a project engineering company, from 1985 to 1995, and Soluções Integradas PROLAN Ltda., a corporate network company, from 1994 to 1995. Mr. Botelho was the executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., a construction company, during 1992 and an executive officer of Cia. Bozano during 1995. In addition to his position as Chairman of our Board of Directors, he is the President of Mogno Consultoria de Negócios Ltda., a business consulting company, and is a board member of various companies and organizations, such as Perdigão S.A., one of the largest meat and milk processing companies in Brazil, CBMM - Companhia Brasileira de Metalurgia e Mineração, the largest world producer of niobium, Deutsche Bank, and CDES, a strategic advisory board to the Presidency of Brazil. Mr. Botelho has been awarded, among others, the Ordem do Rio Branco (the highest condecoration from the Brazilian government), Commander, and the Legion d’Honneur, Chevalier from France.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been a member of the Board of Directors of Embraer since April 2009. Mr. Salles Pinto has been the Executive Manager of Cia. Bozano and of Bozano Holdings since 2000, being responsible for the administration of the companies’ funds through several financial instruments. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master degree in Economics from Fundação Getúlio Vargas - Rio de Janeiro (EPGE) and a Master degree in Administration from the Catholic University of Rio de Janeiro (PUC).

Cecília Mendes Garcez Siqueira. Mrs. Siqueira has been a member of the Board of Directors of Embraer since April 2009. Mrs. Siqueira is the Vice Chairman of the Board of Directors of CPFL Energia, or CPFL, a major Brazilian energy company, and Executive Officer of Business Planning of the Caixa de Assistência dos Funcionários do Banco do Brasil (Pension Fund of Banco do Brasil’s Employees), or PREVI. She was a board member of PREVI from 2002 to 2004 and of Neoenergia, a Brazilian renewable energy company, from 2002 to 2005. Mrs. Siqueira earned an undergraduate degree in Education from the University of Brasília - DF and in Psychology at the Foundation of Higher Education of São João del Rei (FUNREI) - MG. She holds a postgraduate degree in Business and Pension Fund Management, both from the Fundação Getúlio Vargas - DF. She is also a specialist in Pension Fund Management at Wharton School of Business and a Master’s in Administration from IBMEC - RJ.

Wilson Carlos Duarte Delfino. Mr. Delfino has been a member of the Board of Directors of Embraer since 2004. Mr. Delfino has been President and CEO of Fundação Sistel de Seguridade Social (Pension Fund of Brazilian Telecomunication Companies’ Employees), or SISTEL, a pension fund, since January 2004, and has served as executive officer of Planning, Controlling and Administrative Offices of SISTEL since March 2000. From September 1993 to September 1994 Mr. Delfino served as assistant to the executive officer and was responsible for the Coordination of the Committee of Investments of SISTEL. From October 1994 to March 2000 he was Manager of the Investment Analysis Department of SISTEL. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006 and a member of the board of directors of Perdigão S.A from April 2004 to April 2006.

Neimar Dieguez Barreiro. Mr. Barreiro has been a member of the Board of Directors of Embraer since 2004. Mr. Barreiro has been a Lieutenant Brigadier in the Brazilian Air Force since November 2005 and Secretary of Economy and Financing of the Brazilian Air Force since August 2001. He is also the representative of the Air Force in the Interministerial Follow-up Group of the Strengthening Program of Control of the Brazilian Air Space. He has served in the Brazilian Air Force since 1963. He is the representative of the Brazilian government in our Board of Directors, as a result of the government’s ownership of our “golden share.”

Israel Vainboim. Mr. Vainboim has been a member of the Board of Directors of Embraer since April 2009. Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., Souza Cruz S.A., Cia. Iochpe-Maxion, the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars, the Museu de Arte Moderna de São Paulo (Museum of Modern Art of São Paulo), the alumni association of the Federal University of Rio de Janeiro, and the Albert Einstein Hospital in São Paulo. He is also Vice President of the Board of the House of Culture of Israel in São Paulo and a member of the International Advisory Council of the General Atlantic Partners, located in New York, New York. Mr. Vainboim was also the President of Unibanco – União de Banco Brasileiros S.A. from 1988 to 1992, President of Unibanco Holdings S.A. from 1994 to 2007, Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

Wilson Nélio Brumer. Mr. Bruner has been a member of the Board of Directors of Embraer since April 2009. Mr. Brumer is the co-founder and has been partner of Winbros Participações, Gestão e Empreendimentos Ltda. since April 2007. He is co-founder and Chairman of the Board of Directors of Omega Energia Renovável, an energy company, since March 2008. He is also Chairman of the Board of Directors of Usiminas S.A., and member of the Board of Directors of Localiza S.A, a car rental company. He was CEO of CVRD – Companhia Vale do Rio Doce, or CVRD, from 1990 to 1992 and Acesita – Companhia Aços Especiais Itabira from November 1992 to October 1998. He participated in the administration of the Government of the State of Minas Gerais as Secretary of Economic Development. Mr. Brumer earned an undergraduate degree in Business from the School of Administrative and Accounting Economical Sciences of FUMEC – MG.

Hermann Wever. Mr. Wever has been a member of Embraer’s Board of Directors of Embraer since 2006. He was also the president of the Consulting Board of Siemens Ltda. since 2001. From 1987 to 2001, Mr. Wever was president of Siemens do Brasil. He was also Officer of Energy and Installations at Siemens do Brasil from 1980 to 1987. Prior to that, Mr. Wever held several positions at General Electric, including Industrial Officer of the department of light bulbs and lighting from 1968 to 1974, and Vice President of Domestic Appliances from 1974 to 1978.

Samir Zraick. Mr. Zraick has been a member of the Board of Directors of Embraer since 2006. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP Business Development of Caemi Mineração e Metalurgia S.A., a Brazilian mining company, from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is also member of the Board of Directors of Mineração e Metálicos S.A. - MMX, a Brazilian mining company, MPX Energia S.A., a Brazilian energy company, and LLX Logística S.A., a Brazilian logistics company.

Paulo Cesar de Souza Lucas. Mr. Lucas has been a member of the Board of Directors of Embraer since 1999. Mr. Lucas has participated in our strategic planning division since 1998 and was implementation coordinator of Embraer’s modernization and cost-reduction strategy from 1990 to 1996. Mr. Lucas has been working at Embraer for more than 17 years and is a representative of our shareholder employees.

Claudemir Marques de Almeida. Mr. Almeida has been a member of the Board of Directors of Embraer since 2004. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Quality Controller I at Embraer. He previously served as a member of our Board of Directors from January 1995 to April 2001. Mr. Almeida is the representative of our non-shareholder employees.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•

Executive Committee: which may have up to four members, but has no executive power. The primary purpose of the Executive Committee is to assist the Board of Directors in its functions. Members of our Board of Directors, their alternates, or our executive officers may be nominated for the committee. The Executive Committee’s responsibilities are to: (1) establish a general direction for our businesses; (2) approve and follow-up on our action plan proposed by the executive officers, including annual and multi-annual budgets, strategic plans, expansion projects, as well as investment and acquisition programs; (3) set, follow-up on and evaluate the achievement of planned results to be established for the President and CEO in accordance with the approved action plan, which will guide his participation in our results based on current policy; and (4) assist the Board of Directors in specific matters as requested. The current members of the Executive Committee are Maurício Novis Botelho, Hermann Wever, Israel Vainboim and Cecília Mendes Garcez Siqueira.

•

Human Resources Committee: which has four members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors, their alternates, or our executive officers. One of the members will be the Chairman of the Board of Directors, who will be responsible for coordinating the activities of the committee. The Human Resources Committee will operate until the end of the tenure of our current Board of Directors or before if so decided by the Board of Directors. Its purpose is to assist the Board of Directors in the following duties, according to our bylaws: (1) appoint and remove executive officers from office and designate their duties as provided by the bylaws; (2) subject to the duties of the executive officers, establish the functions and responsibilities of our executive officers and select the Investor Relations Officer in accordance with CVM regulations; (3) approve our compensation and human relations policy, including compensation criteria, rights and benefits, as well as executive officers’ individual compensation; and (4) authorize the transfer of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Maurício Novis Botelho, Wilson Nélio Brumer, Wilson Carlos Duarte Delfino and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “—Board Practices—Conselho Fiscal” below.

Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the Board of Directors.

The terms of office for members of our Board of Directors and for our executive officers is two years, with each executive officer eligible for reelection.

Until the annual general meeting of our shareholders to be held in 2009, a majority vote of the members of our Board of Directors will be necessary to remove an officer. After the annual general meeting of our shareholders, a vote of at least seven members of our Board of Directors will be necessary to remove an officer.

Our bylaws forbid any executive officer from also serving at the same time as a member of our Board of Directors. Our bylaws contain a provision that our CEO will participate in meetings of the Board of Directors, but shall not vote on resolutions of the Board of Directors.

Under the rules of the Novo Mercado, our executive officers have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our executive officers elected at our Board of Directors meeting held on April 29, 2009:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	47	President and Chief Executive Officer	1995
Mauro Kern Junior	48	Executive Vice-President – Airline Market	2007
Luis Carlos Affonso	49	Executive Vice-President – Executive Aviation	2006
Orlando José Ferreira Neto	49	Executive Vice-President – Defense Market and Governments	2009
Emílio Kazunoli Matsuo	56	Executive Vice-President – Strategic Planning and Technology Development	2009
Artur Aparecido V. Coutinho	60	Executive Vice-President – Procurement and Industrial Operations	2005
Luiz Carlos Siqueira Aguiar	46	Executive Vice-President – Finance and Chief Financial Officer	2006
Flávio Rímoli	50	Executive Vice-President – Legal Counsel	2007
Horácio Aragonés Forjaz	57	Executive Vice-President – Administration and Communication	1998
Antônio Júlio Franco	60	Executive Vice-President – Organizational Development and Personnel	2007

Frederico Pinheiro Fleury Curado. On April 23, 2007, Mr. Curado was appointed Embraer’s President and CEO. Mr. Curado was our Executive Vice-President for the Airline Market from 1998 to April, 2007, and Executive Vice-President for Planning and Organizational Development from 1995 to August, 1998. Prior to that, he held several different positions at Embraer in the areas of manufacturing, procurement, information technology, contracts and sales. Mr. Curado holds a Bachelor’s degree in Mechanical and Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica (Technological Aeronautics Institute), or ITA, and an MBA from the University of São Paulo. Mr. Curado has been awarded the Medal of Aeronautical Merit by the Brazilian government and the Medal of Merit by the Brazilian Association of Military Engineering.

Mauro Kern Junior. In April 2007, Mr. Kern Junior was appointed Embraer’s Executive Vice-President for the Airline Market. He joined Embraer in 1982 as a System Engineer and he worked on the landing gear project of the military aircraft AMX. In 1984, he joined Embraer’s Equipment Division (EDE), a company specialized in landing gear and hydraulic equipment. Mr. Kern Junior worked for 11 years in different departments of Embraer, including engineering, marketing, sales and customer support. In 1999, Mr. Kern Junior joined the Program Management Office of the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2004, Mr. Kern Junior was appointed the Senior General Manager of the EMBRAER 170/190 program. In July 2005, Mr. Kern Junior was appointed Embraer’s Vice-President of Airline Market Programs. Mr. Kern Junior holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Luis Carlos Affonso. In June, 2006, Mr. Affonso was appointed Embraer’s Executive Vice-President for Executive Aviation. Prior to that he held several positions at Embraer, including Vice-President for Executive Aviation from 2005 to 2006, Vice-President of Engineering and Development from 2004 to 2005 and manager of the EMBRAER 170/190 program from 1999 to 2004.

Orlando José Ferreira Neto. In January 2009, Mr. Ferreira Neto was appointed Embraer’s Executive Vice President for Defense Market and Governments. At the end of 2006, he was appointed CEO of Embraer’s integral subsidiary in Pacific Asia (EAP Pte. Ltd.). From 2004 to 2006, Mr. Ferreira Neto was the Officer for Marketing and Sales of Commercial Aviation for Latin America. In November 1998 he was appointed Embraer’s Market Intelligence Officer for Commercial Aviation, remaining in this position until mid-2004. Before that, he was the Corporate Planning Manager, General Planning and IT Manager, and Programs Planning Manager of Embraer. Mr. Ferreira Neto has also worked as an Industrial Systems Manager for Multitel/GTE and as a Materials Engineer for Pratt & Whitney Canada. In 1983, he earned an undergraduate degree in Engineering at ITA. He graduated in Management of Projects and Programs at ITA, and earned an Executive MBA in 1998 from FIA/USP.

Emilio Kazunoli Matsuo. In April 2009, Mr. Matsuo was appointed Embraer’s Executive Vice-President of Strategic Planning and Technology Development. Mr. Matsuo earned an undergraduate degree in Aeronautical Engineering from ITA in 1977. Mr. Matsuo began his career at Embraer in 1978 as a Systems Engineer, working in the environment and flight control system areas. Mr. Matsuo also worked for three years in Italy on the AMX Military Program and the fly-by-wire Electronic Control project.

During the 80s and 90s, Mr. Matsuo lead significant new projects for Embraer. In late 1990, he became Embraer’s executive officer of the ERJ 145 family program and in 2002 he was appointed Embraer’s Engineering Development officer. Mr. Matsuo also played an important role in the development and certification of the EMBRAER 170/190 jet family as the program’s Chief Engineer. In January 2007, he was appointed our Vice President of Engineering responsible for the development of product support engineering, flight testing and roduct integrity certification. In October 2008, he was appointed Embraer’s Executive Vice President of Engineering.

Artur Aparecido V. Coutinho. In 2005, Mr. Coutinho was appointed Embraer’s Executive Vice-President for Procurement and Industrial Operations. From January 2003 to March 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America. From February 2000 to December 2002, he was our Vice-President for Customer Service. Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

Luiz Carlos Siqueira Aguiar. In January 2009, Mr. Aguiar was appointed Embraer’s Chief Financial Officer. Mr. Aguiar is an economist with a master’s degree in Business Administration from the Rio Grande do Sul Federal University. From 2003 to 2005, Mr. Aguiar was PREVI’s Chief Investment Officer responsible for US$28 billion in assets and a member of the International Corporate Governance Network (ICGN). From 2003 to 2005, he was appointed to represent PREVI on the board of directors of various companies, including Embraer. During this period, he also represented Banco do Brasil on the Finance Committee of CVRD, the Board of Directors of CPFL and the Board of Directors of SBCE–Seguradora Brasileira de Crédito à Exportação S.A, a Brazilian insurance company. During most of his career he worked at Banco do Brasil, where he had the opportunity to plan and introduce major international operations. He worked at the Banco do Brasil’s New York branch and later in its international division in São Paulo in charge of Trade Finance Portfolio Management. At the end of 2005, Mr. Aguiar was appointed Executive Vice-President of Embraer responsible for worldwide Defense Market and Governmental Aviation products and systems’ marketing, sales and contract administration, product development and product support engineering, as well as the management of serial and phased-out programs.

Flávio Rímoli. In April 2007, Mr. Rímoli was appointed Embraer’s Executive Vice-President and General Counsel. Since May 2005, he has been Secretary of Embraer’s Board of Directors. Mr. Rímoli has been working at Embraer for more than 28 years, having occupied different positions, particularly in the industrial and commercial areas. He was our Senior General Manager of Contracts for the commercial aviation market for many years and our Vice-President for Commercial Aviation Market from 2002 until May 2005. Mr. Rímoli holds a Bachelor’s degree in Mechanical Engineering from the Escola de Engenharia Industrial de São José dos Campos, a Law degree from Universidade Vale do Paraíba, and specialization degrees in Operational Research and Corporate Law from ITA and Fundação Getúlio Vargas, respectively.

Horácio Aragonés Forjaz. In 2008, Mr. Forjaz was appointed Embraer’s Executive Vice-President for Administration and Communication. Prior to that, Mr. Forjaz was our Executive Vice-President for Corporate Communications from 2001 to January 2008, and Executive Vice-President for Planning and Organizational Development from 1998 to 2001. From 1991 to 1994 and from 1997 to 1998, he was Embraer’s Chief Engineer. From 1995 to 1997, Mr. Forjaz was the operational director of Compsis Computadores e Sistemas Ltda., a Brazilian systems engineering and software company. From 1975 to 1995, he held several different positions at Embraer in the areas of engineering and systems’ design. Mr. Forjaz holds a Bachelor’s degree in Electronic Engineering from ITA and a MSc degree in Applied Computer Science from the Instituto Nacional de Pesquisas Espaciais (Brazilian Institute of Aerospace Research).

Antonio Júlio Franco. In 2007, Mr. Franco was appointed Embraer’s Executive Vice-President for Organizational Development and Personnel. He is responsible for Human Resources, Organizational Development, Corporate Quality and Management Support. Before joining Embraer, Mr. Franco worked at the Odebrecht Group for 25 years. From 1999 to 2002 Mr. Franco worked as a business consultant for various Brazilian and international companies, focusing on human resources matters. Mr. Franco joined Embraer in 2002, having worked in different positions within the Human Resources department. Mr. Franco holds a Law degree and a Bachelor’s degree in Business Administration.

6B.	Compensation

For the fiscal year ended December 31, 2008, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$16.3 million. In addition, in 2008, we set aside approximately US$0.4 million for the payment of pension benefits to our executive officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2008, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

At our annual shareholders meeting held on April 29, 2009, a maximum amount of R$45.0 million was approved to be paid as aggregate compensation to our directors, executive officers and members of our Conselho Fiscal.

In addition, at May 1, 2009, the board members and executive officers owned an aggregate of 2,196,324 common shares.

Stock Option Plan

At a special shareholders’ meeting held on April 17, 1998, our controlling shareholders approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2008, 17,892,239 of the total options granted had been exercised. Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 7,057,105 were exercised during the period from June 1, 2001 through December 31, 2008.

Profit Sharing Plan

We first implemented a profit sharing plan in 1998 that by linked employee profit sharing to dividend payments. In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit sharing. The new program, as amended in 2008 by our Board of Directors, is now tied to our net income, calculated in accordance with U.S. GAAP, and to individual and business unit performance targets. Of the total amount reserved to the profit sharing program, 30% is distributed in equal parts to all employees, while 70% is distributed proportionally to the employee’s salary.

Under the new plan, we may pay, on a discretionary basis, additional amounts of up to 2.5% of our net income, calculated in accordance with U.S. GAAP, to employees who have performed exceptionally. We believe that this policy encourages individual employees to meet our production goals.

The policy provides that this additional distribution of up to 2.5% to exceptionally performing employees, is subject to, and must be adjusted in accordance with, certain cash flow events. Such distribution, if applicable, is made in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees two-thirds of the distribution is distributed in cash on the same date and the remaining one-third is allocated as “virtual common shares” and payments related thereto is made over a three-year period, using a weighted average price formula. As a result, the value of these payments is tied to the future market performance of our common shares.

For the 2006, 2007 and 2008 fiscal years, we distributed US$42.7 million, US$71.0 million and US$50.1 million, respectively, to our employees under our profit sharing plan.

6C.	Board Practices

Our Board of Directors is appointed for two-year terms. See “Item 6A. Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

The executive officers are elected by the Board of Directors. Our current executive officers were elected on April 29, 2009, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in 2011 to approve our financial statements for the fiscal year ended December 31, 2010.

The members of our Board of Directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our Board of Directors is necessary to remove an officer. See “Item 6.A. Directors and Senior Management—Executive Officers” for the year each of our executive officers was first elected.

None of our Directors is party to an employment contract providing for benefits upon termination of employment. All our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid. Maurício Botelho has agreed to a three-year non-compete agreement, which became effective in 2007.

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. The Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions that expressly require or permit such a board and if such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under the Brazilian Corporate Law. To comply with the rules of the SEC, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

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

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and for ordinary administrative expenses.

As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements. Our Board of Directors has delegated to the Conselho Fiscal certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter delegating to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under the Brazilian Corporate Law. Because the Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the Board of Directors or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors. With regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to the executive officers and the Board of Directors.

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

Our Conselho Fiscal is composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 29, 2009.

Name	Age	Position	Year First Elected
Rolf Von Paraski (1)	57	Effective member	2006
Maria de Jesus Tapia Rodriguez Migliorin	51	Alternate	2008
Ivan Mendes do Carmo (2)	46	Effective member	2008
Tarcísio Luiz Silva Fontenele	43	Alternate	2001
Taiki Hirashima (3)	68	Effective member	2004
Guillermo Oscar Braunbeck	36	Alternate	2005
Eduardo Coutinho Guerra	42	Effective member	2007
Leandro Giacomazzo	49	Alternate	2007
Alberto Carlos Monteiro dos Anjos	46	Effective member	2003
Celso Clemente Giacometti	65	Alternate	2009

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.
(3)	Finance and accounting specialist.

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

	At December 31,
	2008	2007	2006
Production Process	12,294	12,392	9,157
Research and Development	3,764	3,838	3,627
Customer Support	2,957	3,099	2,808
Administrative – Production Support	2,245	2,067	1,472
Administrative – Corporate	2,249	2,338	2,201

Total	23,509	23,734	19,265

Approximately 88% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of three labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers), the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo) or the Sindicato dos Trabalhadores nas Indústrias de Construção de Aeronaves, Equipamentos Gerais Aeroespacial, Aeropeças, Montagem e Reparação de Aeronaves e Instrumentos Aeroespacial do Estado de São Paulo–SINDIAEROSPACIAL-SP (Union of Employees of the Areospace Industry of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 90% at December 31, 2008. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

In the first quarter of 2009, we had to lay off approximately 20% of our labor force as part of our efforts to reposition Embraer in face of the current global economic crisis. The cost of these layoffs was approximately US$53.5 million.

As of March 31, 2009, Embraer had a workforce of 19,283 employees, which includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

6E.	Share Ownership

At December 31, 2008, our board members and executive officers owned an aggregate of 2,748,974 common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of December 31, 2008, none of our directors or executive officers owned any options to purchase shares of our common stock.

See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of March 31, 2009. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Memorandum and Articles of Association—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at March 31, 2009.

	Common Shares
	Shares	(%)
PREVI (1)	103,082,901	13.92
Bozano Group (2)	75,133,589	10.15
Janus Capital Management (3)	46,571,080	6.29
Oppenheimer Funds (4)	41,964,436	5.67
Thornburg Investment Management (5)	37,726,280	5.09
BNDESPAR (6)	37,412,579	5.05
Barclays Plc (7)	37,107,858	5.01
União Federal/Brazilian Federal Government (8)	2,349,911	0.32
Shares in company treasury	16,800,000	2.27
Officers and directors as a group	2,196,324	0.30
Others (São Paulo Stock Exchange)	144,889,272	19.56
Others (NYSE)	195,230,814	26.37

Total	740,465,044	100.00

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian government.
(2)	Shares belonging to the Bozano Group belong to both Cia. Bozano and Bozano Holdings Ltd., which are owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.
(3)	Janus Capital Management is a public company headquartered in Denver, CO, US. It pursues growth and risk-managed investment strategies. As of December 31, 2007, Janus managed $206.7 billion in assets for more than four million shareholders, clients and institutions around the globe. Outside the U.S., Janus has offices in London, Milan, Tokyo, Hong Kong, Melbourne and Singapore. Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH) and Capital Group Partners, Inc. (doing business as Rapid Solutions Group). In addition, Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.
(4)	Oppenheimer Funds, Inc. has been helping investors achieve their financial goals since 1960. Oppenheimer Funds is one of the U.S.’s largest asset management companies, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(5)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico with assets under management of over $31 billion (as of March 31, 2009). The firm manages six equity funds, nine bond funds and separate portfolios for select institutions and individuals.
(6)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(7)	Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the Americas, Africa and Asia.
(8)	The Brazilian federal government also holds the “golden share.”

Other than as discussed in “Item 4. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2009, we had 31,910 holders of common shares, including common shares in form of ADSs. On March 31, 2009, an aggregate of 358,600,468 common shares, including common shares in form of ADSs, were held by 166 record holders, including DTC in the United States.

7B.	Related Party Transactions

Overview: Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. As of March 31, 2009, the Brazilian federal government owned a direct 0.32% of our capital stock, including our golden share. In addition, as of that date, the Brazilian federal government owned an indirect 5.05% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in our business activities, including as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of money management and commercial banking services (through Banco do Brasil).

See “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Business Overview—Aircraft Financing Arrangements” and “Item 3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government sponsored customer financing, or increase in government sponsored financing that benefits our competitor, may decrease the cost competitiveness of our aircraft” and “—Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government sponsored financing programs.” For more information regarding our related party transactions, see Note 31 to our audited consolidated financial statements.

Significant Customer: Brazilian Air Force

The Brazilian government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2008, the Brazilian government accounted for 3.4%, or R$214.1 million, of our total net sales. In addition, as of December 31, 2008, the Brazilian Air Force owed us R$95.4 million in trade account receivables and had a credit against us of R$43.8 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Business Overview—Defense and Government Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities extended to us by the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian federal government. As of December 31, 2008, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$558.4 million. In 2008, we paid US$40.4 million in interest expenses to the BNDES. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2008 had total outstanding balance of US$59.7 million at December 31, 2008. These loans were extended to us primarily to fund development costs of the Phenom 100 and Phenom 300 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2008, we maintained outstanding short-term and long-term credit facilities with Banco do Brasil and its affiliates in the total amount of US$241.2 million. In addition, as of December 31, 2008 we had non-recourse and recourse debt with Banco do Brasil in the total amount of US$286.7 million, which is recorded as a non-current liability in our balance sheet. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5C. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Customer Financing by BNDES

The Brazilian government has been an important source of export financing for our customers through the BNDES-exim program, administered by the BNDES. Beginning in the second half of 2007, the BNDES started providing financing to our customers on financial terms and conditions which complied with the OECD agreement (see “Item 4B. Business Overview—Aircraft Financing Arrangements”).

Service Provider: Banco do Brasil

At December 31, 2008, we maintained cash and cash equivalents of US$252.9 with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$185.4 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data.”

Legal Proceedings

We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. We do not believe that any liabilities related to these individual lawsuits would have a material adverse effect on our financial condition or results of operations.

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of such taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2008, we had obtained preliminary injunctions permitting us not to pay certain taxes in the total amount, including interest. Nevertheless, we have recorded a US$332.1 million provision as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we view as representing probable losses to us. See “Item 3D. Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 17 to our audited consolidated financial statements for a further discussion of these challenges.

In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 17 to our audited consolidated financial statements for a further discussion of our legal proceedings.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$80.4 million, which was equal to 5.6% of our paid-in capital at December 31, 2008.

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

Such excess amount may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

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

At December 31, 2008, unappropriated retained earnings of R$1,173.3 million were recorded in the statutory books. At December 31, 2008, such amounts were net of dividends payable and interest on shareholders’ equity payable in the amount of US$243.0 million, which had been approved by the Board of Directors but, as they were still subject to approval and declaration by the shareholders, no liability or reduction in shareholders’ equity was recorded for U.S. GAAP purposes.

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs will be held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our shares. Our current registrar is Banco Itaú S.A. The depositary electronically registers the common shares underlying our ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.

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

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. Such interest is limited to the daily pro rata variation of the TJLP and cannot exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on shareholders’ equity) for the period in respect of which the payment is made; or

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

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004(2)	Second quarter of 2004	160.0	51.5
September 20, 2004(2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 2005(2)	First quarter of 2005	106.5	39.9
June 3, 2005(2)	Second quarter of 2005	110.8	47.1
September 16, 2005(2)	Third quarter of 2005	113.5	51.0
December 19, 2005(2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006(2)	First two quarters of 2006	114.4	52.9
June 12, 2006(1)	First two quarters of 2006	35.6	16.4
September 15, 2006(2)	Third quarter of 2006	92.3	42.5
December 8, 2006(2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)(4)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)(4)	Full year of 2007	123.0	69.4
March 7, 2008(2)(4)	First quarter of 2008	65.9	37.7
June 13, 2008(2)(4)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)(4)	Third quarter of 2008	92.9	48.5

(1)	Represents dividend payments.

(2)	Represents interest on shareholders’ equity.
(3)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which the dividends were approved.
(4)	Under U.S. GAAP dividends are only declared when approved by the shareholders. Our shareholders approved the payment of these dividends and interest on shareholders’ equity on April 14, 2008.

No payment of dividends or interest on shareholders’ equity in connection with the fourth quarter of 2008 and first quarter of 2009 has been proposed by our Board of Directors or demanded by our shareholders at the annual shareholders’ meeting held on April 29, 2009.

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

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2008, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2004:
Year-end	36.81	23.28
2005:
Year-end	41.78	28.71
2006:
Year-end	43.50	31.99
2007
First quarter	46.23	39.01
Second quarter	51.43	45.85
Third quarter	51.18	40.32
Fourth quarter	50.31	42.76
Year-end	51.43	39.01
2008
First quarter	48.01	39.27
Second quarter	43.95	26.50
Third quarter	34.65	24.42
Fourth quarter	26.62	12.30
Year-end	48.01	12.30

	Price in U.S. dollars per ADS
	High	Low
Month ended:
October 31, 2008	26.62	15.71
November 30, 2008	21.65	12.30
December 31, 2008	17.24	14.40
January 31, 2009	19.09	15.07
February 28, 2009	16.64	10.81
March 31, 2009	14.67	9.75

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

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2004:
Year-end	20.30	12.31
2005:
Year-end	18.50	13.50
2006:
Year-end	23.50	17.41

	Nominal reais per common share
	High	Low
2007:
First quarter	24.00	20.86
Second quarter	24.60	23.40
Third quarter	23.90	19.90
Fourth quarter	22.74	19.33
Year-end	24.60	19.33
2008
First quarter	21.03	16.85
Second quarter	18.50	17.25
Third quarter	14.45	9.60
Fourth quarter	13.06	7.85
Year-end	21.00	7.85
Month ended:
October 31, 2008	13.06	8.97
November 30, 2008	11.21	7.85
December 31, 2008	10.24	8.75
January 31, 2009	10.45	8.69
February 28, 2009	9.33	6.59
March 31, 2009	8.12	5.80

On March 31, 2009, we had 28,974 holders, either directly or through ADSs, of common shares. On March 31, 2009, an aggregate of 391,683,260 common shares were held, either directly or through ADSs, by 171 record holders, including DTC, in the United States.

On March 31, 2009, the closing sale price for our common shares on the São Paulo Stock Exchange was R$7.77 which is equivalent to US$13.42 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$13.27. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The common shares are listed and traded on the Novo Mercado segment of the São Paulo Stock Exchange. Trades in our common shares on the São Paulo Stock Exchange settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of the CBLC—Companhia Brasileira de Liquidação e Custódia (clearinghouse for the São Paulo Stock Exchange), which maintains accounts for member brokerage firms.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$1.4 trillion, equivalent to US$588 billion at December 31, 2008. In comparison, the NYSE had a market capitalization of approximately US$14.3 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At April 20, 2009, we accounted for approximately 0.41% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2008, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 52% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 15% of the total market capitalization of all listed companies.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.

Novo Mercado Corporate Governance Practices

In 2000, the São Paulo Stock Exchange introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the São Paulo Stock Exchange, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies, with regards to contracts with related parties, material contracts and transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (e) submit any existing shareholders’ agreements and stock option plans to the São Paulo Stock Exchange, and (f) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share of controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (1) any transformation of the company into another corporate form, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (6) any changes to these voting rights, (d) have a Board of Directors comprised of at least five members, of which 20% must be independent directors, with a term limited to two years, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the São Paulo Stock Exchange Arbitration Chamber for resolution of disputes between the company and its investors.

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

Description of Capital Stock

General

As of March 31, 2009, our capital stock consisted of a total of 740,465,044 outstanding common shares, without par value, including 16,800,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

Share Buyback

Pursuant to our bylaws, our Board of Directors approved on December 7, 2007 a share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The acquisition of the shares was made on the São Paulo Stock Exchange and the common shares bought back will be kept in treasury form, and the treasury shares would not have any political or economic rights. The program was terminated on March 31, 2008 and no new share buyback programs were approved after that. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Common Shares

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Pursuant to our bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo (official government publication of the State of São Paulo), and in a newspaper of general circulation in the city in which our principal place of business is located, currently the ValeParaibano in São José dos Campos, at least 30 days prior to the meeting, and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Valor Econômico. The quorum to hold general meetings of our shareholders at first call is the presence of shareholders representing 35% of the common shares; at second call the meetings can be held with the presence of shareholders representing 25% of the common shares; and at third call the meeting can be held with the presence of any number of shareholders.

According to our by-laws, in order to attend a shareholders’ meeting, a shareholder must show the ownership of the shares it intends to vote by showing an identification document and a proof of share ownership. Our shareholders may be represented at shareholders’ meetings by (1) a proxy, issued within a one-year period prior to the meeting, (2) one of our directors or officers, (3) a lawyer or (4) a financial institution. Investment funds must be represented by their administrator.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “—Voting Rights of Shares—Golden Share.”

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

A “group of shareholders,” as defined above, will be considered to be non-Brazilian whenever one or more of its members is a non-Brazilian shareholder.

The effect of this limitation on the voting rights of non-Brazilian shareholders (i.e., their participation) is illustrated in the following table, where the column “Non-Brazilian Shareholder Participation” indicates the maximum percentage of votes a non-Brazilian shareholder may cast:

Brazilian Shareholder Participation	Non-Brazilian Shareholder Participation	Non-Brazilian Shareholder Participation(1)
(% of capital stock)	(% of capital stock)	(%)
90	10	10.00
80	20	20.00
70	30	30.00
60	40	40.00
59	41	39.33
50	50	33.33
40	60	26.67
30	70	20.00
20	80	13.33
10	90	6.67

(1)	Number of votes calculated based on two-thirds of the Brazilian shareholders’ votes.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction	% of Valid Votes		Vote Ratio (Votes/Share)
Brazilian A	5	5	5	5		1.00
Brazilian B	5	5	5	5		1.00
Brazilian C	5	5	5	5		1.00
Brazilian D	5	5	5	5		1.00
Brazilian E	5	5	5	5		1.00
Brazilian F	5	5	5	5		1.00
Brazilian G	5	5	5	5		1.00
Brazilian H	5	5	5	5		1.00
Brazilian I	5	5	5	5		1.00
Brazilian J	5	5	5	5		1.00
Brazilian K	5	5	5	5		1.00
Brazilian L	5	5	5	5		1.00

Total Brazilians	60	60	60	60		1.00
Non-Brazilians(1)	40	40	40	40	(2)	1.00

Total	100	100	100	100		1.00

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5.0		8.57	0.25
Brazilian B	5	5	5.0		8.57	1.00
Brazilian C	5	5	5.0		8.57	1.00
Brazilian D	5	5	5.0		8.57	1.00
Brazilian E	5	5	5.0		8.57	1.00
Brazilian F	5	5	5.0		8.57	1.00
Brazilian G	5	5	5.0		8.57	1.00

Total Brazilians	50	35	35.0		59.99	1.00
Non-Brazilians(1)	50	50	23.3	(2)	40.00	0.47

Total	100	85	58.3	(2)	100.00	0.58

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5.0		10.0	1.00
Brazilian B	5	5	5.0		10.0	1.00
Brazilian C	5	5	5.0		10.0	1.00
Brazilian D	5	5	5.0		10.0	1.00
Brazilian E	5	5	5.0		10.0	1.00
Brazilian F	5	5	5.0		10.0	1.00

Total Brazilians	30	30	30.0		60.0	1.00
Non-Brazilians A	30	5	2.2	(2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8	(2)	35.6	0.44

Total	100	75	50.0		100.0	0.50

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5.0		12	0.17
Brazilian B	25	5	5.0		12	0.20
Brazilian C	5	5	5.0		12	1.00
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00

Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100%	0.42

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

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

The matters listed above are subject to prior approval by our Board of Directors and the approval within 30 days of the Brazilian federal government, as holder of the golden share. Such matters are also subject to prior notice to the Brazilian Ministry of Finance. In the absence of the approval of the Brazilian government within the 30-day period, the matter will be deemed to have been approved by our Board of Directors.

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

Certain U.S. Legal Requirements

In addition, the U.S. Exchange Act imposes reporting requirements on shareholders or groups of shareholders who acquire beneficial ownership (as such term is defined under Rule 13d-3 of the U.S. Exchange Act) of more than 5% of our common shares. In general, such shareholders must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under the U.S. Exchange Act. This information is also required to be sent to us and to each U.S. securities exchange on which our common shares are traded. Shareholders should consult with their own legal advisor regarding their reporting obligations under the U.S. Exchange Act.

Form and Transfer

As our shares are in registered book-entry form, the transfer of shares is governed by the rules of Article 35 of the Brazilian Corporate Law. This Article provides that a transfer of shares is effected by an entry made by Banco Itaú S.A., also known as the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. also performs all the services of safe-keeping and transfer of shares and related services for us.

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

With respect to the borrowing powers of the Board of Directors, the Board of Directors has the power to authorize the borrowing of funds, either in the form of bonds, notes, commercial papers or other instruments of regular use in the market. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (1) two executive officers, (2) one officer and one attorney-in-fact, or (3) two attorneys-in-fact.

There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

For a discussion of our Board of Directors, see “Item 6A. Directors and Senior Management—Board of Directors” and “Item 6C. Board Practices.”

Election of Board of Directors

The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

Any shareholder has a right to propose and submit other slates of members for election to the Board of Directors, other than the slate of members provided according to our bylaws. Our bylaws also contain a provision whereby a shareholder that intends to appoint one or more members of the Board of Directors, other than the current members of the Board of Directors, must notify the company in writing at least ten days prior to the general meeting at which the members of the Board of Directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose receipt and the contents of such notification (1) immediately, electronically, to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders that must also be available on our website, within at least eight days before the date of the general meeting.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. See “Item 3D. Risk Factors—Risks Relating to our Common Shares and ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.” We are not obligated to file such registration statement.

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

Mechanism to Promote Dispersed Ownership of Our Shares

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, such shareholder must submit a request to the Brazilian government, through the Ministry of Finance, to make a public tender offer to acquire all of our capital stock. The Brazilian government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian government provides its opinion on the public offer. If the request is accepted by the Brazilian government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the São Paulo Stock Exchange regulations and the provisions of our bylaws. If the request is denied by the Brazilian government, the Acquiring Shareholder must sell all shares such Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares held by it, if a resolution to such effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our bylaws as, for example, cancellation of our common shares held in treasury.

The public tender offer must be (1) directed to all of our shareholders, (2) made through an auction to take place on the São Paulo Stock Exchange, (3) launched at a set price calculated in accordance with the procedure set forth below, (4) paid upfront, in Brazilian currency, (5) made so as to assure equal treatment to all shareholders, (6) irrevocable and not subject to any changes after publication of the bidding offer, and (6) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.

The price to be offered for the shares in such public tender offer shall be calculated as follows:

•	Tender Offer Price = Value of the Share + Premium,

where:

•	“Tender Offer Price” corresponds to the acquisition price for each share issued by us in the public offering of shares provided hereunder.

•	“Value of the Share” corresponds to the greater of:

(1)	the highest unit quotation obtained for the shares issued by us during the 12-month period prior to the tender offer among values recorded on any stock exchange on which the shares were traded;

(2)	the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by us;

(3)	the amount equivalent to 14.5 times our Consolidated Average EBITDA, as defined below, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us; or

(4)	the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by the latter, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

•	“Premium” corresponds to 50% of the Value of the Share.

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

Arbitration

Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the São Paulo Stock Exchange Arbitration Chamber. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to the member of the Board of Directors elected by the Brazilian government or to a dispute or controversy deriving from the golden share.

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

Additionally, if we are delisted from the Novo Mercado (1) because a decision taken at a general meeting of our shareholders resulted in non-compliance with the Novo Mercado Regulations, the public tender offer must be conducted by the shareholders that voted in favor of the deliberation, or (2) as a result of our non-compliance with the Novo Mercado Regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2008, US$408.9 million was outstanding, US$11.1 million of which is currently short-term, including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for now notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

Pursuant to Brazilian law, investors may invest in the common shares under Resolution No. 2,689, of January 26, 2000, of the CMN. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

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

Annex V to Resolution No. 1,289, as amended, of the CMN, also known as the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

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

See “Item 3D. Risk Factors—Risks Relating our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Taxation—Material Brazilian Tax Consequences.”

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

Material Brazilian Tax Consequences

General. The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not considered domiciled in Brazil (“Non-Brazilian Holder”), for purposes of Brazilian taxation.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the sale or disposition of assets located in Brazil, by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, are subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable.

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

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a Non-Brazilian Holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, will be considered a capital gain. There are arguments to support that such taxation is not applicable in case of Non-Brazilian Holders registered under Resolution No. 2,689/00 (“2,689 Holder”) that are not Tax Haven Holders. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the BACEN are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a Non-Brazilian Holder that is a 2,689 Holder and is not a Tax Haven Holder; or

•

are subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that (1) is not a 2,689 Holder; or (2) is a 2,689 Holder but a Tax Haven Holder. In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be later offset with the eventual income tax due on the capital gain.

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

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the securities redeemed or returned, is treated as capital gain derived from sale or exchange of common shares carried out in a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, in case of Tax Haven Holders.

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

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to Non-Brazilian Holders of ADSs or common shares is subject to Brazilian withholding income tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of Tax Haven Holders, the applicable rate of withholding income tax is 25%. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on shareholders’ equity) related to the period in respect of which the payment is made; and

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

Taxation on Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange, due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

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

Taxation on Bonds and Securities Transactions. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds, on any transactions involving bonds and securities, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a rule, the rate of this tax is currently 0% for transactions involving common shares or ADSs, although the Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

•	partnerships and other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	certain financial institutions;

•

persons who own Embraer common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Embraer common shares or ADSs and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of Embraer’s voting stock;

•	persons who acquired Embraer common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons holding Embraer common shares or ADSs in connection with a trade or business conducted outside the United States.

In addition, there is no discussion of state, local, or non-U.S. tax consequences of the purchase, ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or Code, its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions as of the date hereof. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Embraer common shares or ADSs, the tax treatment of such partnership and each partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships that hold Embraer common shares or ADSs, and partners of a partnership holding such common shares or ADSs, are urged to consult their own tax advisors regarding the consequences of the purchase, ownership and disposition of Embraer common shares or ADSs.

In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of the underlying Embraer common shares that are represented by such ADS. Deposits or withdrawals of underlying shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend, to the extent paid out of current or accumulated earnings and profits of Embraer and its predecessor as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain. Because we do not expect to maintain earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will be treated as a dividend for U.S. federal income tax purposes.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes. Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) prior to January 1, 2011 with respect to the Embraer common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (1) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (2) neither Embraer nor its predecessor was in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2009 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, U.S. Holders who do not have significant foreign source income might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are extremely complex and subject to limitations. U.S. Holders are urged to consult their own independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

Deposits and withdrawals of Embraer common shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for subsequent taxable years.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Av. Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil.

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

Our short- and long-term debt obligations totaled US$1,825.4 million at December 31, 2008 and were denominated in U.S. dollars, Brazilian reais, Euro and Chinese Yuan. Of the total amount of debt denominated in U.S. dollars, US$1,140.4 million, approximately US$923.4 million was fixed rate. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. All of our US$616.4 million Brazilian real-denominated debt at December 31, 2008 bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil. The TJLP was 6.25% per annum at December 31, 2008. Our Euro-denominated debt totals US$46.5 million, of which US$24.0 million was fixed rate and US$22.8 million was indexed to a variable rate based on the Euribor. We also maintain US$22.0 million in debt denominated in Chinese Yuan, which bears interest at 4.32%.

The table below provides information about our short term debt obligations as of December 31, 2008 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2008	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (LIBOR indexed)	3.93	44.4	62.4
U.S. dollars (fixed rate)	6.13	407.4	387.5
Reais (TJLP indexed)	7.91	13.9	13.9
Euro (fixed rate)	2.25	24.0	24.0
Euro (EURIBOR indexed)	5.51	17.6	17.9
Chinese Yuan	4.32	22.0	22.1

Total short-term debt		529.3	527.8

The table below provides information about our long term debt obligations as of December 31, 2008 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2008	Total Amount Outstanding	2010	2011	2012	2013	2014 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long Term Debt

U.S. dollars (LIBOR indexed)	3.93	172.3	64.1	25.9	50.9	11.7	19.7	134.6
U.S. dollars (fixed rate)	6.13	516.1	83.7	8.3	—	—	424.1	418.6
Reais (TJLP indexed)	7.91	602.5	554.3	13.8	12.5	12.5	9.4	602.5
Euro (EURIBOR indexed)	5.51	5.2	3.5	1.7	—	—	—	5.2

Total long-term debt		1,296.1	705.6	49.7	63.4	24.2	453.2	1,160.9

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$130.2 million of our floating interest rate U.S. dollar-denominated debt into U.S. dollar fixed interest rate denominated obligations. In addition, as of December 31, 2008, we had effectively converted US$130.0 million of our U.S. dollar fixed interest rate debt into CDI-based reais denominated obligations. These swaps did not affect the maturity or amortization schedule of our existing debt.

These cross-currency interest rate swaps are not accounted for as hedging transactions under U.S. GAAP. Nevertheless, these swaps are recorded at fair value on our balance sheet, and we recognized an unrealized loss of US$9.2 million as of December 31, 2008 as part of interest income (expense), net. For further information about the terms of these swap transactions, including notional amount, maturity date and fair value gains and losses, see Notes 32 and 34 to our audited consolidated financial statements.

We do not currently have any derivative instruments that limit our exposure to changes in the TJLP because we believe that the short term natures on this exposure, combined with the relatively low volatility of the TJLP, is unlikely to have a material effect on our company.

The table below provides information about our short term debt obligations as of December 31, 2008, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2008	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (LIBOR indexed)	4.07	18.0	34.1
U.S. dollars (fixed rate)	6.23	303.2	284.4
Reais (TJLP indexed)	7.91	13.9	13.9
Reais (CDI indexed)	13.34	130.6	131.5
Euro (fixed rate)	2.25	24.0	24.0
Euro (EURIBOR indexed)	5.51	17.6	17.9
Chinese Yuan	4.32	22.0	22.0

Total short-term debt		529.3	527.8

The table below provides information about our long term debt obligations as of December 31, 2008, after considering the effects of the above mentioned derivative transactions

	Weighted Average Interest Rate 2008	Total Outstanding Amount	2010	2011	2012	2013	2014 and there-after	Total Fair Value
	(%)	(in US$ millions)
Long Term Debt
U.S. dollars (LIBOR indexed)	4.07	65.0	38.6	0.3	25.3	0.3	0.5	48.7
U.S. dollars (fixed rate)	6.23	623.4	109.2	33.9	25.6	11.4	443.3	504.5
Reais (TJLP indexed)	7.91	602.5	554.3	13.8	12.5	12.5	9.4	602.5
Euro (EURIBOR indexed)	5.51	5.2	3.5	1.7	—	—	—	5.2

Total long-term debt		1,296.1	705.6	49.7	63.4	24.2	453.2	1,160.9

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our Statement of Income as foreign exchange gain (loss), net.

As of December 31, 2008, we have entered into non deliverable forwards, or NDFs, in the notional amount of US$575.0 million to protect our future cash flow against an appreciation of the Brazilian real. These NDFs are not accounted for as hedging transactions under U.S. GAAP. Nevertheless, these NDFs are recorded at fair value on our balance sheet, and we have recognized an unrealized loss of US$156.1 million as of December 31, 2008, as part of interest income (expense), net. For further information about the terms of these NDFs transactions, see Notes 32 and 34 to our audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2008, as well as the derivative transactions outstanding at the same date:

	Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2009	2010	2011	2012	2013	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents
In reais	100.1	100.1	—	—	—	—	—	100.1
In Euro	0.3	0.3	—	—	—	—	—	0.3
In Chinese Yuan	4.4	4.4	—	—	—	—	—	4.4
Investments and temporary cash investments
In reais	654.2	654.2	—	—	—	—	—	654.2
Trade accounts receivable
In reais	181.1	181.1	—	—	—	—	—	181.1
In Euro	169.8	169.8	—	—	—	—	—	169.8
Deferred income tax assets
In reais	268.9	131.2	110.9	17.3	4.7	2.2	2.6	268.5
In Euro	1.1	1.1	—	—	—	—	—	1.1
In Chinese Yuan	2.2	2.2	—	—	—	—	—	2.2
Other assets
In reais	409.1	269.9	139.2	—	—	—	—	409.1
In Euro	15.2	9.2	6.0	—	—	—	—	15.2
In Chinese Yuan	11.9	11.9	—	—	—	—	—	11.9
Total Assets in reais	1,613.4	1,336.5	250.1	17.3	4.7	2.2	2.6	1,613.4
Total Assets in Euro	186.4	180.4	6.0	—	—	—	—	186.4
Total Assets in Chinese Yuan	18.5	18.5	—	—	—	—	—	18.5
LIABILITIES
Loans
In reais	616.4	13.9	554.3	13.8	12.5	12.5	9.4	616.4
In Euro	46.8	41.6	3.5	1.7	—	—	—	46.9
In Chinese Yuan	2.2	2.2	—	—	—	—	—	2.2
Accounts payable to suppliers
In reais	31.5	31.5	—	—	—	—	—	31.5
In Euro	39.1	39.1	—	—	—	—	—	39.1
Customer advances
In reais	17.6	17.6	—	—	—	—	—	17.6
Other accounts payable & accrued liabilities
In reais	305.7	293.9	11.8	—	—	—	—	305.7
In Euro	40.0	31.4	8.6	—	—	—	—	40.0
In Chinese Yuan	10.8	10.8	—	—	—	—	—	10.8
Taxes and payroll charges payable
In reais	380.2	185.5	156.8	24.4	6.6	3.1	3.8	380.2
In Euro	6.5	6.5	—	—	—	—	—	6.5
In Chinese Yuan	7.9	7.9	—	—	—	—	—	7.9
Accrued taxes on income
In reais	0.0	—	—	—	—	—	—	—
In Euro	0.0	0.0	—	—	—	—	—	0.0
In Chinese Yuan	—	—	—	—	—	—	—	—
Deferred income tax liabilities
In reais	85.5	9.5	13.0	13.7	13.7	11.8	23.8	85.5
In Euro	4.1	4.1	—	—	—	—	—	4.1
Accrued dividends
In reais	0.9	0.9	—	—	—	—	—	0.9
Contingencies
In reais	48.1	23.5	19.8	3.1	0.8	0.4	0.5	48.1
In Euro	0.6	0.6	—	—	—	—	—	0.6
Total liabilities in reais	1,485.9	576.3	755.7	55.0	33.6	27.8	37.5	1,485.9
Total liabilities in Euro	136.5	122.7	12.1	1.7	1.8	—	—	136.5
Total liabilities in Chinese Yuan	40.7	40.7	—	—	—	—	—	40.7
Total exposure in reais	127.5	760.2	505.6	(37.7)	(28.9)	(25.6)	(34.9)	127.5
Total exposure in Euro	49.9	57.7	(6.1)	(1.7)	—	—	—	49.8
Total exposure in Chinese Yuan	(22.2)	(22.2)	—	—	—	—	—	(22.2)

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2009	2010	2011	2012	2013	Thereafter	Total Fair Value
	(in US$ millions)
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)
Notional amount	130.2	25.6	25.6	25.6	25.6	11.4	16.6	(10.3)
Average interest paid in US$	6.01%	—	—	—	—	—	—	—
Average interest received in US$	Libor + 1.2515%	—	—	—	—	—	—	—
Cross-currency swap (US$ to R$ adjusted by the CDI)
Notional amount	130.0	130.0	—	—	—	—	—	1.1
Average interest paid in reais	99% of CDI	—	—	—	—	—	—	—
Average interest received in US$	5.26%	—	—	—	—	—	—	—
Swap (fixed interest into variable interest – US$)
Notional amount	185.9	8.3	8.7	9.3	9.8	10.4	139.4	28.8
Average interest paid in US$	6.0%	—	—	—	—	—	—	—
Not Deliverable Forward		575.0	575.0	—	—	—	—	—
Accounts Receivable	—	—	—	—	—	—	—	—
Net exposure in assets/liabilities
- In reais	(188.4)	621.9	(514.3)	(47.0)	(38.7)	(36.0)	(174.3)	—
- In Euro	49.9	57.7	(6.1)	(1.7)	—	—	—	—
- In Chinese Yuan	(22.2)	(22.2)	—	—	—	—	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

In the resolutions of the general meeting:

(1) no shareholder or group of shareholders, whether Brazilian or non-Brazilian, including brokers acting on behalf of one or more holders of ADSs, may exercise voting rights representing more than 5% of the number of shares into which the capital stock is divided; and (2) non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than  2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present.

Certain resolutions and acts of our shareholders and management will be subject to the veto of the Brazilian government, as holder of the golden share.

Maximum Shareholder Votes	None.	No shareholder or group of shareholders, whether Brazilian or non-Brazilian, may exercise voting rights representing more than 5% of our total capital stock.

	Rights of Holders of Former Embraer Common Shares	Rights of Holders of Embraer Common Shares
Non-Brazilian Shareholder Voting	Ownership of former Embraer common shares by non-Brazilians was limited to 40% of all former Embraer common shares. Non-Brazilian shareholders holding former Embraer common shares, within the 40% limitation, had full voting rights.	Non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than 2/3 of the total of the votes conferred on the entirety of Brazilian shareholders present at the general meeting of our shareholders.

Dividends	Shareholders were entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.	Shareholders are entitled to receive, in each fiscal year, a mandatory dividend corresponding to a percentage equivalent to 25% of the net income for the fiscal year, subject to certain adjustments.

Number of Directors; Qualifications	The Board of Directors consisted of at least nine and no more than 18 directors and their respective alternates, all of whom had to be shareholders.	The Board of Directors consists of 11 members and their respective alternates, all of whom must be shareholders.

Term of Directors	The directors were elected at a general meeting for a term of three years, reelection being permitted.	The Board of Directors has a term of office of two years, reelection being allowed.

Removal of Directors and Filling of Vacancies	In the event of impairment or a vacancy in the office of a member of the Board of Directors, his alternate assumed office until such impairment ceased or, in the event of a vacancy, until the first general meeting subsequent thereto was held, which general meeting established a definitive alternate for the remaining term of office. In case of simultaneous or successive vacancies in the offices of an effective director and his respective alternate, the Board of Directors convened a general meeting to fill such offices.

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

Quorum of Shareholders for a General Meeting	The quorum for convening a general meeting on first call was the presence of shareholders representing at least 25% of the voting capital; on second call, it was convened with the presence of any number of shares.	The quorum for convening a general meeting on first call is the presence of shareholders representing at least 35% of the capital stock, except if the law requires a higher quorum; on second call is the presence of shareholders representing at least 25% of the capital stock; and, on third call, the presence of any number of shareholders.

Notice of Shareholders’ Meetings	The first call of a general meeting was made 15 days in advance, and the second call was eight days in advance of the general meeting.	A general meeting is called by the Board of Directors or, as provided by law, by shareholders or by the Conselho Fiscal, the first call being published at least 30 days in advance of the general meeting counting from the date of the first publication of the notice; if the meeting is not held because of a lack of quorum, a notice of second call will be published at least 15 days in advance of the general meeting; and, if again the meeting is not held, the third call will be published at least eight days in advance of the general meeting.

Compulsory Acquisition of a Majority Shareholder	None.	Any shareholder or group of shareholders that acquires or becomes the holder, for any reason of: (1) 35% or more or the total shares issued by us; or (2) other rights, including beneficial ownership and trust, over shares issued by us that represent more than 35% of our capital, or an Acquiring Shareholder, will submit to the Brazilian government, as holder of the Golden share, through the Brazilian Ministry of Finance, a request to make a public tender offer for acquisition of all shares issued by us. If the request is denied, the Acquiring Shareholder, within a period of 30 days as of communication of the denial, must sell all of the shares

Rights of Holders of Former Embraer Common Shares	Rights of Holders of Embraer Common Shares

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

The price to be paid for each of our common shares in the public tender offer must be equal to or greater than the amount obtained by the following formula:

“Acquisition Price” = Value of the Share + 50% Premium.

“Value of the Share” = the greater value between: (1) the highest unit quotation of the shares issued by us during the 12-month period prior to conducting the public tender offer recorded on any stock exchange in which the shares were traded; (2) the highest price paid by the Acquiring Shareholder during the 36-month period prior to the public tender offer for a share or tranche of shares issued by us; (3) the amount equivalent to 14.5 times our consolidated average EBITDA (determined in accordance with the bylaws), reduced by our net consolidated indebtedness, divided by the total number of shares issued; and (4) the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by us, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.

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

Disclosure Controls and Procedures

Disclosure controls and procedures refers to the controls and other procedures adopted by us that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president for finance and chief financial officer, Luiz Carlos Siqueira Aguiar, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Effective internal control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein on page F-2.

Changes in Internal Control over Financial Reporting

Our internal audit department periodically evaluates our internal controls for the main cycles, documenting by flow charts the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth by category of service the total fees for services performed by Deloitte Touche Tohmatsu Auditores Independentes during the first quarter of 2007, and PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2007 and 2008:

	2008 Pricewaterhouse Coopers Auditores Independentes	2007 Pricewaterhouse Coopers Auditores Independentes	2007 Deloitte Touche Tohmatsu Auditores Independentes*	2007 Total
	(in US$ thousands)
Audit Fees	2,086	2,172	169	2,341
Audit-Related Fees	120	231	—	231
All Other Fees	7	16	—	16

Total	2,213	2,419	169	2,588

*	Amounts in connection with the first quarter of 2007.

Audit Fees

Audit fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for 2008 and the second, third and fourth quarter of 2007 and Deloitte Touche Tohmatsu Auditores Independentes for the first quarter of 2007 in connection with the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees in 2007 and 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with additional analysis of our compliance with provisions of the Sarbanes-Oxley Act.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by Deloitte Touche Tohmatsu and PricewaterhouseCoopers Auditores Independentes in 2007 and 2008.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu. Any services provided by PricewaterhouseCoopers or Deloitte Touche Tohmatsu that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2005, 2006 and 2007, none of the fees paid to Deloitte Touche Tohmatsu were approved pursuant to the de minimis exception. In 2007 and 2008, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows the results of our last share buyback program which was completed on March 31, 2008 for a total purchase price of US$183.7 million.

	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Program (3)	Maximum Number of Shares that May Yet Be Purchased Under the Program
	(in R$)
December 19-20, 2007	70,000	11.21	70,000	16,730,000
January 2-31, 2008	7,602,100	9.93	7,602,100	9,127,900
February 1-29, 2008	5,604,500	11.98	5,604,500	3,523,400
March 3-31, 2008	3,523,400	11.44	3,523,400	—

(1)	All shares were purchased through a publicly announced program, in open-market transactions on the São Paulo Stock Exchange.
(2)	Translated from nominal reais into U.S. dollars at the commercial selling rate in effect on each date on which purchases were made.
(3)	The share buyback program was approved by our Board of Directors on December 7, 2007, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of U$10.93 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are subject to NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (1) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (2) provide prompt certification by our CEO of any material non-compliance with any corporate governance rules and (3) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

With the exception of Mr. Neimar Dieguez Barreiro (the representative of the Brazilian government, through the government’s ownership of the “golden share”), Messrs. Paulo Cesar de Souza Lucas and Claudemir Marques de Almeida (both representatives of our employees) and Mr. Maurício Novis Botelho, all the current members of our Board of Directors elected at the shareholders’ meeting held on April 29, 2009 have declared that they are independent for purposes of the Novo Mercado Regulations. While our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Regulations, our Board of Directors has not determined whether our directors are considered independent under the NYSE test for director independence.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. The directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (1) is composed of a minimum of three independent directors who are all financially literate, (2) meets the SEC rules regarding audit committees for listed companies, (3) has at least one member who has accounting or financial management expertise and (4) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

We have a permanent Conselho Fiscal that consists of five members and five alternates and which has ordinary meetings at least every two months. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under the Brazilian Corporate Law. For a further discussion of our Conselho Fiscal , see “Item 6C. Board Practices—Conselho Fiscal.”

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

Our audited consolidated financial statements, together with the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Bylaws of Embraer (English translation), incorporated herein by reference to Exhibit 1.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

2.1	Form of Amended and Restated Deposit Agreement among Embraer, Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference to Exhibit 99(a) to Embraer’s Registration Statement No. 333-133162.

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	The registrant hereby agrees to furnish to the SEC, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item 2(b)(i) of the Instructions as to Exhibits in Form 20-F.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: May 1, 2009	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: May 1, 2009	By:	/s/ LUIZ CARLOS SIQUEIRA AGUIAR
	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Executive Vice - President Finance and Chief Financial Officer

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Financial Statements at

December 31, 2008 and 2007

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Embraer - Empresa Brasileira de

Aeronáutica S.A.

1	In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Embraer—Empresa Brasileira de Aeronáutica S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15 of the Company’s Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Embraer—Empresa Brasileira de

Aeronáutica S.A.

3	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São José dos Campos - Brazil
April 30, 2009

/s/ PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Embraer—Empresa Brasileira

de Aeronáutica S.A.

1	We have audited the accompanying consolidated balance sheets of Embraer—Empresa Brasileira de Aeronáutica S.A. (a Brazilian Corporation) and subsidiaries as of December 31, 2006, and the related consolidated statements of income, change in shareholders’ equity and cash flows for the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Embraer—Empresa Brasileira de Aeronáutica S.A. and subsidiaries as of December 31, 2006, and the consolidated results of their operations, change in shareholders’ equity and their cash flows, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, April 18, 2007 (October 5, 2007 as restated)

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars

	Note	2008	2007
Assets

Current assets
Cash and cash equivalents	5	1,391.4	1,307.4
Temporary cash investments	6	810.1	1,185.7
Trade accounts receivable, net	7	438.1	354.7
Customer and commercial financing	8	8.6	4.3
Collateralized accounts receivable	9	11.5	12.4
Inventories	10	2,829.0	2,481.1
Deferred income taxes	28	154.3	87.1
Other assets	11	273.5	217.0

		5,916.5	5,649.7

Non-current assets
Inventories	10	8.0	10.1
Trade accounts receivable	7	5.9	39.7
Customer and commercial financing	8	510.4	410.4
Collateralized accounts receivable	9	467.1	465.3
Guarantee deposits	11	493.2	469.6
Property, plant and equipment, net	13	737.9	566.0
Goodwill		14.5	—
Investments	12	68.7	42.5
Deferred income taxes	28	173.2	175.9
Other assets	11	248.5	236.7

		2,727.4	2,416.2

Total assets		8,643.9	8,065.9

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars (continued)

	Note	2008	2007
Liabilities and shareholders’ equity

Current liabilities
Loans and financing	20	529.3	932.7
Non-recourse and recourse debt	9	137.7	114.0
Capital lease obligation	21	5.5	4.4
Trade accounts payable		1,078.1	912.5
Advances from customers	16	1,151.5	801.6
Taxes and payroll charges payable	17	57.5	98.2
Deferred income taxes	28	4.1	—
Accrued taxes on income		5.8	1.9
Contingencies	19	9.5	7.0
Interest on capital and dividends	25	0.9	0.5
Other payables and accrued liabilities	15	565.4	466.6

		3,545.3	3,339.4

Non-current liabilities
Loans and financing	20	1,296.1	820.3
Non-recourse and recourse debt	9	366.9	371.7
Capital lease obligation	21	13.9	12.0
Trade accounts payable		—	0.3
Advances from customers	16	449.2	368.0
Contribution from suppliers	14	44.3	112.2
Taxes and payroll charges payable	17	343.9	466.8
Deferred income taxes	28	95.5	5.6
Contingencies	19	39.6	52.4
Other payables and accrued liabilities	15	169.9	199.0

		2,819.3	2,408.3

Minority interest		70.0	68.7

Shareholders’ equity	24
Statutory capital
Common shares (1,000,000,000 shares authorized and 740,465,043 shares issued and outstanding)		1,438.0	1,438.0
Special common share (R$1 par value, 1 share authorized, issued and outstanding at December 31, 2008 and 2007)		—	—
Treasury shares, at cost—16,800,000 shares (2007 -70,000)		(183.8)	(0.8)
Appropriated retained earnings		80.4	53.6
Unappropriated retained earnings		862.6	743.7
Accumulated other comprehensive income		12.1	15.0

		2,209.3	2,249.5

Total liabilities and shareholders’ equity		8,643.9	8,065.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive

Income For the Years Ended December 31

In millions of U.S. dollars, except earnings per share

	Note	2008	2007	2006
Gross sales
Foreign market		6,130.1	5,176.1	3,682.8
Domestic market		282.1	209.2	146.1
Sales deductions	3(a)	(77.0)	(140.1)	(69.4)

Net sales		6,335.2	5,245.2	3,759.5
Cost of sales and services		(4,991.7)	(4,093.5)	(2,806.8)

Gross profit		1,343.5	1,151.7	952.7

Operating income (expenses)
Selling		(393.1)	(361.3)	(220.6)
Research and development		(197.0)	(259.7)	(112.7)
General and administrative		(232.4)	(234.8)	(235.5)
Employee profit sharing	3(p)	—	—	(42.7)
Other operating income, net	29	16.0	78.3	1.6

Income from operations		537.0	374.2	342.8

Interest (expenses) income, net	22	(171.4)	163.4	105.4
Foreign exchange gain (loss ), net	30	71.7	(37.7)	(4.0)

Income before income taxes		437.3	499.9	444.2
Income tax expense	28	(41.1)	(2.7)	(44.4)

Income before minority interest and results of affiliates		396.2	497.2	399.8
Minority interest		(7.5)	(8.2)	(9.6)
Equity in earnings (losses) of affiliates		0.0	0.3	(0.1)

Net income		388.7	489.3	390.1
Other comprehensive (loss) income		(2.9)	11.2	9.3

Comprehensive income		385.8	500.5	399.4

Earnings per share	26

Basic		0.5354	0.6611	0.5273
Diluted		0.5354	0.6603	0.5250

Weighted average number of shares (in thousands)

Basic		726,084	740,142	739,904
Diluted		726,084	741,047	742,903

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	2008	2007	2006
Cash flows from operating activities
Net income	388.7	489.3	390.1

Adjustments to reconcile net income to net cash from operating activities
Depreciation	70.5	58.8	63.9
Allowance for doubtful accounts	2.1	1.5	4.2
Allowance (reversal) for inventory obsolescence	12.7	(9.9)	10.6
Loss on property, plant and equipment disposals	0.5	0.7	0.9
Accrued interest	(19.8)	4.5	0.6
Minority interest	7.5	8.2	9.6
Foreign exchange gain (loss), net	(71.7)	37.7	4.0
Deferred income taxes	29.5	(30.8)	(1.3)
Unrealized losses (gains) on trading securities, net	(62.8)	(101.2)	—
Other	(1.8)	1.2	(1.5)
Changes in assets and liabilities
Temporary cash investments	—	—	18.6
Trade accounts receivable and customer and commercial financing, net	(156.3)	(274.9)	155.3
Collateralized accounts receivable	(1.0)	342.0	34.5
Inventories	(357.1)	(434.0)	(577.3)
Other assets	(116.9)	91.9	34.3
Trade accounts payable	179.9	(6.3)	181.6
Other payables and accrued liabilities	106.5	(22.3)	(24.7)
Accrued taxes on income	122.0	(5.0)	(32.3)
Contribution from suppliers	(67.9)	20.0	(5.6)
Taxes and payroll charges payable	(163.5)	(27.0)	(35.1)
Advances from customers	431.1	441.1	145.5
Contingencies	(10.4)	(5.1)	11.0

Net cash provided by operating activities	321.8	580.4	386.9

Cash flows from investing activities
Additions to property, plant and equipment	(235.1)	(208.9)	(90.8)
Proceeds from sale of property, plant and equipment	2.0	4.1	0.7
Court-mandated escrow deposits, net of withdrawals	(3.3)	(37.1)	(88.5)
Purchases and sales of temporary cash investments, net	410.7	(528.4)	—
Acquisition of investments	—	—	(0.8)
Restricted cash	12.1	(14.6)	—
Acquisition of non-controlling interest	(20.0)	—	—
Others	2.5	0.6	(0.1)

Net cash provided by (used in) investing activities	168.9	(784.3)	(179.5)

Cash flows from financing activities
Proceeds from borrowings	1,886.2	1,772.0	1,258.2
Repayment of borrowings	(1,770.4)	(1,471.9)	(1,497.7)
Payments of capital lease obligations	(4.6)	(2.4)	(2.9)
Proceeds from issuance of shares	—	3.6	5.1
Dividends and/or interest on capital paid	(242.7)	(163.5)	(157.8)
Acquisition of own shares for treasury	(183.0)	(0.8)	—

Net cash provided by (used in) financing activities	(314.5)	137.0	(395.1)

Effect of exchange rate changes on cash and cash equivalents	(92.2)	164.9	57.9

Increase (decrease) in cash and cash equivalents	84.0	98.0	(129.8)
Cash and cash equivalents, at beginning of year	1,307.4	1,209.4	1,339.2

Cash and cash equivalents, at end of year	1,391.4	1,307.4	1,209.4

Supplemental disclosure of cash flow information (Note 37)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Shareholders’ Equity

In millions of U.S. dollars, except number of shares (in thousands)

	Capital
	Preferred		Common
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Treasury shares	Appropriated retained earnings	Unappropriated retained earnings	Accumulated other comprehensive (loss) income	Total
At December 31, 2005	479,288	882.6	242,544	298.4	8.4	—	126.7	305.9	(1.7)	1,620.3
Capital increase	—	—	1,292	5.1	—	—	—	—	—	5.1
Restructuring adjustments	—	—	16,780	248.3	(8.4)	—	(126.7)	(109.4)	(3.8)	—
Conversion of preferred shares into common shares	(479,288)	(882.6)	479,288	882.6	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	390.1	—	390.1
Legal reserve	—	—	—	—	—	—	13.8	(13.8)	—	—
Dividends/interest on capital	—	—	—	—	—	—	—	(150.5)	—	(150.5)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	8.5	8.5
Post-retirement benefits—adoption SFAS 158 (net of tax of US$ 0.5)	—	—	—	—	—	—	—	—	0.8	0.8

At December 31, 2006	—	—	739,904	1,434.4	—	—	13.8	422.3	3.8	1,874.3
Capital increase—stock options exercised	—	—	561	3.6	—	—	—	—	—	3.6
Net income	—	—	—	—	—	—	—	489.3	—	489.3
Legal reserve	—	—	—	—	—	—	16.8	(16.8)	—	—
Treasury shares acquired	—	—	—	—	—	(0.8)	—	—	—	(0.8)
Dividends/interest on capital	—	—	—	—	—	—	—	(128.5)	—	(128.5)
Dividends forfeited	—	—	—	—	—	—	—	0.1	—	0.1
Cumulative translation adjustment	—	—	—	—	—	—	—	0.3	10.5	10.8
Transfer between reserves	—	—	—	—	—	—	23.0	(23.0)	—	—
Post-retirement benefits (net of tax of US $ 0.5)	—	—	—	—	—	—	—	—	0.7	0.7

At December 31, 2007	—	—	740,465	1,438.0	—	(0.8)	53.6	743.7	15.0	2,249.5
Net income	—	—	—	—	—	—	—	388.7	—	388.7
Legal reserve	—	—	—	—	—	—	26.8	(26.8)	—	—
Treasury shares acquired	—	—	—	—	—	(183.0)	—	—	—	(183.0)
Dividends/interest on capital	—	—	—	—	—	—	—	(243.0)	—	(243.0)
Dividends forfeited	—	—	—	—	—	—	—	0.0	—	0.0
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(2.4)	(2.4)
Post-retirement benefits (net of tax of US$ 0.3)	—	—	—	—	—	—	—	—	(0.5)	(0.5)

At December 31, 2008	—	—	740,465	1,438.0	—	(183.8)	80.4	862.6	12.1	2,209.3

The accompanying notes are an integral part of these consolidated financial statements.

1	The Company and its Operations

Embraer—Empresa Brasileira de Aeronáutica S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Formed in 1969 by the Brazilian government, the Company was privatized in 1994. The corporate purpose of the Company is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

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

At the Extraordinary General Shareholders’ Meeting held on March 31, 2006, the shareholders approved the proposal for a corporate restructuring of the Company presented by the Board of Directors on January 19, 2006, resulting in the merger of the Company formerly know as Embraer—Empresa Brasileira de Aeronáutica S.A. into its parent company, Rio Han Empreendimentos e Participações S.A. (the “Parent Company”), which had no operations up to the date of the merger, changed its corporate name to Embraer—Empresa Brasileira de Aeronáutica S.A.

The objective of this restructuring was to improve access to the capital markets to sustain the growth of the Company’s businesses. This restructuring enabled the Company to register in a special listing segment of the São Paulo Stock Exchange (BOVESPA), called the New Market (“Novo Mercado”). Furthermore, the Company no longer has a defined controlling group, and the capital now comprises only common stock, assuring voting rights to all shareholders. The Company notified the market of this transaction on January 20, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices, which are located in Brazil, the United States, France, Spain, China, Portugal and Singapore and are mainly engaged in sales marketing and post sales/maintenance services.

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

(ii)

A substantial portion of the Company’s sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (US$). The Company presents its financial statements in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards no (“SFAS”) 52, “Foreign Currency Translation”. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that its functional currency is the U.S. dollar.

(iii)	For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. Translation gains and losses are recorded in Foreign exchange (gain) loss, net in the statement of income.

(iv)	For subsidiaries whose functional currency is a currency other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using weighted average exchange rates. Resulting translation adjustments are reported in a separate component of shareholders’ equity, in Cumulative Translation Adjustment. The official exchange rate reported by the Brazilian Central Bank at the balance sheet date were December 31, 2008 - US$ 1.00 : R$ 2.3370; December 31, 2007 - US$ 1.00 : R$ 1.7713 ; December 31, 2006 - US$ 1.00 : R$ 2.1380.

(v)

SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements 115”, effective as of the beginning of the first fiscal year that begins after November 15, 2007. This statements standard amends, among other things, SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, relating to the cash flows for purchases, sales and maturities of trading securities. The Company retroactively applied the provisions of SFAS 159 to the

The accompanying notes are an integral part of these consolidated financial statements.

presentation of the cash flow statements for the year ended December 31, 2007. Consequently, the balances of “net cash provided by operating activities” and “net cash from investing activities” were reclassified for the year ended December 31, 2007, to increase the former and decrease the latter by US$ 528.4. The corresponding reclassification was not considered to be significant in 2006.

(b)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities - SPEs - for which the Company was considered to be the primary beneficiary according to FASB Interpretation 46-R (“FIN 46-R”), “Consolidation of Variable Interest Entities”. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

(c)	Acquisition of non-controlling interest

In July 2008, Embraer acquired a 40% interest in ELEB - Embraer Liebherr Equipamentos do Brasil S.A. from Liebherr Aerospace S.A.S., concluding the transaction announced on December 21, 2007. Embraer now holds 99.99% of ELEB’s equity interest, and the company name was changed to ELEB - Equipamentos Ltda. (“ELEB”).The acquisition was accounted for as a business combination according to SFAS 141, “Business Combinations”.

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

The Company also recognizes rental revenue for lease aircrafts under operating lease ratably over the lease term and records such revenue as Net sales - others when presenting income information by operating segment.

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

The accompanying notes are an integral part of these consolidated financial statements.

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

The Company offers contractual concessions that provide its customers with a reduction in the amount paid for its aircraft. The concessions are recorded as Sales deductions in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer”, because the concessions represent a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft, and, therefore, is recorded as “Net sales”.

(b)	Cost of sales and services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

(i)	Material - substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

(ii)	Labor - these costs are primarily real-denominated.

(iii)	Depreciation - property, plant and equipment is depreciated over the useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in cost of sales and services, from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

The accompanying notes are an integral part of these consolidated financial statements.

In accordance with SFAS 5, “Accounting for Contingencies”, the Company accrues a liability for the obligations associated with product warranties at the aircraft delivery date which is estimated based on historical experience and recorded in “Cost of sales and services”.

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

(e)	Allowance for doubtful accounts

The allowance for doubtful accounts is based on an analysis of accounts receivable and is recorded in an amount considered sufficient to cover expected losses on uncollectible accounts receivable.

(f)	Inventories

Inventories are stated at the lower of average production cost or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses. The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on management’s estimate of net realizable values. Allowances are utilized if inventories are sold or written-off.

(g)	Spare part exchange pools

Based on formal contractual arrangements with customers, certain spare parts are segregated and placed in exchange pools for the exclusive use of customers participating in such programs, from which they may withdraw for their use an equivalent functioning part, as defined, for an unserviceable part, as needed. Parts placed in exchange pools are recorded as other assets and are depreciated using the straight-line method over estimated useful lives of seven to ten years and considering estimated residual values of 20% to 50% of original cost, which management believes approximate the usage and change in value of the items. Costs to refurbish parts placed in exchange pools are expensed as incurred. Items in exchange pools are classified as other long-term assets on the consolidated balance.

The accompanying notes are an integral part of these consolidated financial statements.

During 2008, 2007 and 2006, the Company recognized revenues of US$ 60.8, US$ 49.8 and US$ 39.3 respectively, under exchange pool arrangements, which are reported as Net sales in the statements of income and comprehensive income in the aviation services segment.

(h)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales, and used aircraft assets either under operating leases or available for lease and/or sale.

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company upon considering the customer credit rating and related collateral, if any, attached to the respective notes receivable.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation (Note 8).

The Company reviews aircraft under operating leases for impairment when events or changes in circumstances indicate that the expected undiscounted cash flows from the asset may be less than its carrying value. An asset under an operating lease is considered to be impaired when events or chances in circumstances indicated that the expected undiscounted cash flows from the asset may be less than its carrying value. Various assumptions are used to determine the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods over which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected useful life of the asset. The determination of expected lease rates is generally based on independent reference values obtained from publications and similar aircraft sales in the secondary market. The Company uses historical information and current economic trends to develop the remaining assumptions. When there is an indication that an asset is impaired, the impairment loss recorded represents the excess of the carrying value over the estimated fair value.

Used aircraft available for lease or sale are stated at their acquisition cost. The Company compares the cost of the individual aircraft with is estimated market value, based on third-party appraisal estimates for the cost of each aircraft. Any resulting deficiencies are recorded as a reduction of the carrying value of the aircraft and charged to cost of sales and services. Losses recorded totaled US$ 28.1, US$ 6.8 for the years ended December 31, 2008, 2007, respectively. No impairments losses were recorded in 2006.

(i)	Collateralized accounts receivable and non-recourse and recourse debt

Some of the Company’s sales transactions are structured financings through which an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing arrangement, and then leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of the aircraft purchase through an SPE, and a portion of the credit risk remains with the third party.

The accompanying notes are an integral part of these consolidated financial statements.

The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

The Company applies FIN 46-R - “Consolidation of Variable Interest Entities” and consolidates variable interest entities in which it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated. When the Company is no longer the primary beneficiary, the assets and liabilities related to the aircraft are deconsolidated from the balance sheet.

The Company primarily determines whether it is the primary beneficiary or a significant interest holder based on a qualitative assessment of the VIE. This includes a review of the VIE’s capital structure, contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and the Company´s interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity was designed to expose the variable interest holders to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability weighted expected losses and probability weighted expected residual returns using the cash flow and statistical risk measurement modeling.

As of December 31, 2008 total assets and total liabilities amounted US$318.9 (2007 – US$ 294.2) and US$317.5 (2007 – US$292.7), respectively, associated with its significant variable interests in consolidated VIEs.

Generally, the underlying lease transactions qualify as sales-type leases and, as a result, the consolidation of these SPEs results in recording investments in minimum lease payments receivable and residual value, gross of unearned income and corresponding non-recourse debt (Note 9).

The residual value of the sales-type lease assets is estimated at the lease inception based on a number of factors, including the estimated future market value of the aircraft on the basis of third party appraisals, including information developed from similar aircraft remarketing in the secondary market. The Company reassess annually the sales-type lease investment amount for impairment based on third-party appraisals and credit rating for customers.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the provisions of SFAS 34, “Capitalization of Interest Costs”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress.

The accompanying notes are an integral part of these consolidated financial statements.

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

Long-lived assets held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the estimated fair value of the asset. No impairment losses on fixed assets were recorded in 2008, 2007 or 2006.

(k)	Marketing and advertising expenses

The Company records marketing and advertising expenses as incurred which totaled US$ 18.2, US$ 13.4 and US$ 13.3 for 2008, 2007 and 2006, respectively, included in Selling expenses. The Company participates in air shows to promote its products and develop customer relationships. The amounts expensed in relation to such show fairs totaled US$ 10.7, US$ 14.3 and US$ 13.8 for 2008, 2007 and 2006, respectively.

(l)	Investments

Marketable debt and equity securities are accounted for in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Investments in marketable securities which the Company has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at amortized cost, while securities that are purchased for trading purposes are classified as trading securities and marked-to-market with the effects of changes in fair value recorded in the statement of income and comprehensive income in interest income (expense) net. Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are recorded as permanent write-downs with a charge to Interest income (expense), net.

The Company uses the equity method to account for its investees in which it holds less than 50% and more than 20% of the investee’s voting stock and has the ability to exercise significant influence over the operating and financial policies of the investee. Under the equity method, the Company records its proportionate share in the investee’s earnings, reduced by dividends received.

(m)	Product warranties

Warranty costs related to sales of aircraft and parts are recognized as a cost of sales and services at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that consider, among

The accompanying notes are an integral part of these consolidated financial statements.

others, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

Provisions for warranties are included in Other payables and accrued liabilities (Note 15).

(n)	Contingencies and guarantees

Losses for contingencies related to labor, tax and civil litigation are recorded when they are determined to be probable and can be reasonably estimated. These estimates are based on the positions of legal counsel and management’s estimate as to the likely outcome of the outstanding matters and the estimated amount of loss at the balance sheet dates.

In accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. FIN 45 has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During 2008, 2007 and 2006, the fair value of guarantees recorded by the Company generated Sales deductions of US$ 2.9 and US$ 2.5 and credit in Sales deductions of US$ 1.6, respectively.

(o)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees (Note 23). Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

Certain wholly-owned subsidiaries in the United States sponsored a defined benefit pension plan, which was terminated and liquidated during 2006, and a post-retirement medical benefit plan. The Company accounted for such benefits in accordance with SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements 87, 88, 106 and 132(R)” which requires an entity to recognize in its balance sheet the over or underfunded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS 158 also requires an entity to recognize changes in the funded status of defined benefit post-retirement plans within other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

The funded status of the defined benefit pension and post-retirement medical benefit plans is recorded by the Company based on the funded status of each plan as of the balance sheet dates. The net periodic cost of the Company’s post-retirement medical benefit plan and the terminated defined benefit pension was determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate.

The accompanying notes are an integral part of these consolidated financial statements.

(p)	Employee profit sharing plan

In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit-sharing program which is now linked to the Company’s net income, calculated in accordance with US GAAP and to individual and business unit performance targets. Of the total, 30% is distributed equally to all employees and 70% proportionally to salary. The Company recorded an expense of US$ 50.1 in 2008 and US$ 71.0 in 2007.

For 2008, the total profit sharing expense of US$ 50.1 (2007 - US$ 71.0), was allocated to Cost of sales and services - US$ 28.8 (2007 - US$ 28.7), Selling expenses - US$ 5.7 (2007 - US$ 14.2), Research and development expenses - US$ 13.6 (2007 - US$ 20.9), General and administrative expenses - US$ 2.1 (2007 - US$ 7.2). For 2006, the full amount was presented in operating expenses as employee profit sharing.

(q)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contributions from suppliers and recognized as research and development only when the Company has met its obligations under the provisions of the related supply agreements (Note 14). Net research and development expenses were US$ 197.0, US$ 259.7 and US$ 112.7, for 2008, 2007 and 2006, respectively. In 2008, 2007 and 2006, the Company recognized as a reductions of research and development expenditures of US$ 134.8, US$ 23.7 and US$ 36.0, respectively, for payments previously received from risk-sharing suppliers related to the certification of the EMBRAER 170/190 family and Executive family of aircraft and the fulfillment of other contractual milestones.

(r)	Stock compensation

On January 1, 2006, the Company adopted SFAS 123R “Share-Based Payment”, using the modified prospective application transition method without material impact to the financial statements. Prior to the adoption of SFAS 123R “Share-Based Payment, the Company applied Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock compensation plan.

(s)	Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2008, 2007 and 2006 are as follows:

Percentage
Federal income tax rate	25
Social contribution tax rate	9

Combined tax rate	34

The accompanying notes are an integral part of these consolidated financial statements.

The Company records income taxes in accordance with SFAS 109 - “Accounting for Income Taxes”. The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with paragraph 9(f) of SFAS 109 -”Accounting for Income Taxes”., deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates or inflation indexation adjustments in local currency for tax purposes.

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

The Company accounts for derivative financial instruments pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of SFAS133 - “Accounting for Derivative Instruments and Hedging Activities”.

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

The accompanying notes are an integral part of these consolidated financial statements.

(v)	Compensated absences

The liability for future compensation of employee vacations is fully accrued as benefits are earned.

(w)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed. Actual results may differ from such estimates.

(x)	Goodwill

Goodwill is not amortized, but tested for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that impairment may exist.

Goodwill is tested for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations, and is compared to its carrying value.

The acquisition of a 40% interest in ELEB for US$ 20.0, generated goodwill of US$ 14.5. The amount of US$ 5.5 was allocated as fair value adjustment of the assets acquired and liabilities assumed. Fair value of assets acquired and liabilities assumed were based on management’s studies. The excess purchase price was fully allocated to goodwill which was tested for impairment.

The accompanying notes are an integral part of these consolidated financial statements.

4	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157, “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The adoption of SFAS 157 did not generate a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements (Note 34).

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company’s financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008. In connection with the amendment in SFAS 159 to SFAS 115, the Company changed its statement of cash flows classification policy for trading securities and classified purchase (sales) of trading securities under investing activities (Note 2 (a) (v)).

On September 12, 2008, the FASB issued a FASB Staff Position (“FSP”) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years (and interim periods within those fiscal years) ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company’s financial disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination”, which replaces SFAS 141, (issued 2001) “Business Combinations”. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R).

This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

In March 2008, the FASB issued SFAS161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and early application is encouraged.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

5	Cash and Cash Equivalents

	2008	2007
Cash equivalents
Denominated in U.S. dollars (i)	1,005.1	1,122.9
Denominated in reais (ii)	100.1	59.0
Denominated in other currencies	4.7	12.8
Cash and bank balances
Denominated in U.S. dollars	14.3	27.9
Denominated in reais	217.7	12.0
Denominated in other currencies	49.4	72.8

	1,391.4	1,307.4

(i)	Represents time deposits, money market funds and overnight funds deposited overseas by consolidated subsidiaries.
(ii)	Mainly represented by money market funds with several financial institutions. These funds are exclusively for the benefit of the Company and managed by third parties and accrue monthly commission fees. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate).

The accompanying notes are an integral part of these consolidated financial statements.

6	Temporary Cash Investments

	2008	2007
Trading securities	800.4	1,183.0
Held-to-maturity	9.7	2.7

	810.1	1,185.7

At December 31, 2008 and 2007, the Company held investments in private investment money market funds, the assets of which primarily comprise of notes issued by the Brazilian Federal Government, banks certificates of deposits and debentures issued by public companies in Brazil. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission fee. The investments have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The Company considers these investments as securities held for trading purposes, with changes in the fair value reflected in results of operations.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. No assets of the Company are offered as collateral for these obligations and the creditors of the funds have no recourse against the general credit of the Company.

7	Trade Accounts Receivable

	2008	2007
Aviation services	315.5	206.0
Defense and government
Brazilian Air Force	95.4	68.9
Other	3.3	23.5
Commercial aviation	0.1	34.7
Others	61.6	92.2

	475.9	425.3
Less - allowance for doubtful accounts	(31.9)	(30.9)

	444.0	394.4
Less - current portion	438.1	354.7

Long-term portion	5.9	39.7

The accompanying notes are an integral part of these consolidated financial statements.

Unbilled accounts receivables relating to revenues from long-term defense contracts recognized under the POC method totaled US$ 10.8 at December 31, 2008 (2007 - US$ 2.8). The changes to the allowance for doubtful accounts are summarized as follows:

	2008	2007	2006
Beginning balance	30.9	29.4	25.2
Additions	5.3	6.4	5.7
Write-offs	(4.3)	(4.9)	(1.5)

Ending balance	31.9	30.9	29.4

Sales to customers in excess of 10% of the Company’s net sales were as follows:

	Net sales - %
	2008	2007	2006
Commercial Aviation
Northwest Airlines	10.5	—	—
Air Canada	—	13.1	11.5
Republic/Chautauqua	—	12.6	—
Jet Blue	—	—	11.1

8	Customer and Commercial Financing

	2008	2007
Operating lease equipment, at cost, less accumulated depreciation of US$ 63.2 (2007 - US$ 48.3) (i)	430.2	377.8
Notes receivable (ii)	88.8	36.9

	519.0	414.7
Less - current portion	8.6	4.3

Long-term portion	510.4	410.4

(i)	Rental income for leased aircraft amounted to US$ 39.9, US$ 44.2 and US$ 34.8 for 2008, 2007 and 2006, respectively. Minimum future rentals on non-cancelable operating leases for each of the five succeeding years are as follows at December 31, 2008:

Year
2009	31.9
2010	27.7
2011	13.7
2012	6.7
2013	7.1
Threafter	18.3

The accompanying notes are an integral part of these consolidated financial statements.

(ii)	Notes receivable represent sales financing, indexed at average interest rates of 4.6% per annum, with maturities through 2021.

The maturity schedule for notes receivables is as follows at December 31, 2008:

Year
2009	8.6
2010	8.6
2011	9.1
2012	8.3
2013	8.8
2014	8.3
Thereafter	37.1

88.8

9	Collateralized Accounts Receivable and Non-Recourse and Recourse Debt

Underlying lease transactions which, qualify as sales-type leases, result in the consolidation of the corresponding SPEs and in the recording of investments in minimum payments receivable and in the residual value, gross of unearned income which totaled US$ 893.5 and US$ 938.2, (net amount of US$ 478.7 and US$ 477.7) as of December 31, 2008 and 2007, respectively, and are presented as collateralized accounts receivable.

These transactions also resulted in the recording of non-recourse debt of US$ 58.5 and US$ 44.5, and recourse debt of US$ 446.1 and US$ 441.2 as of December 31, 2008 and 2007, respectively.

The components of investment in sales-type leases at December 31, 2008 and 2007, were as follows:

	2008	2007
Minimum lease payments receivable	430.3	465.1
Unearned income	(414.8)	(460.5)
Estimated residual value of leased assets	463.1	473.1

Investments in sales-type lease	478.6	477.7
Less - current portion	11.5	12.4

Long-term portion	467.1	465.3

The Company reassessed the residual value of the aircraft and did not have any “other than temporary” differences between carrying values and fair value.

The accompanying notes are an integral part of these consolidated financial statements.

Maturities of minimum payments receivable at December 31, 2008 are summarized as follows:

Year
2009	19.3
2010	20.6
2011	21.1
2012	24.8
2013	22.9
2014	19.9
Thereafter	301.7

430.3

10	Inventories

	2008	2007
Finished goods (i)	472.1	281.9
Work-in-process (ii)	1,070.6	965.3
Raw materials	894.2	970.0
Inventory in transit	364.7	240.2
Advances to suppliers	35.4	33.8

	2,837.0	2,491.2

Less - current portion	2,829.0	2,481.1

Long-term portion	8.0	10.1

(i)	Including one Legacy 600, two EMBRAER 170s, four EMBRAER 190s and one EMBRAER 195. Of these, the two EMBRAER 170s, the three EMBRAER 190s and the one EMBRAER 195 were delivered in 2009.

(ii)	Includes US$ 13.6 related to four pre-production series Phenom 100 and 300 aircraft (2007 - US$ 73.9 related to eight aircraft), which were in construction or in use under the certification campaign.

The amounts presented above are net of an obsolescence allowance. Changes to the valuation allowance were as follows:

	2008	2007	2006
Beginning balance	116.7	123.8	112.0
Additions	31.9	7.0	16.7
Write-off	(19.3)	(16.9)	(6.1)
Foreign exchange (gain) loss	(1.6)	2.8	1.2

Ending balance	127.7	116.7	123.8

The accompanying notes are an integral part of these consolidated financial statements.

11	Guarantee Deposits and Other Assets

	2008	2007
Guarantee deposits (i)	493.2	469.6
Court-mandated escrow deposits (ii)	123.4	146.0
Taxes recoverable (iii)	138.0	100.0
Spare part exchange pools (Note 3(g))	75.4	60.6
Unrealized gains on derivatives (Note 32)	29.9	8.1
Restricted cash from sales-type leases	27.7	23.9
Contribution from suppliers credit	20.0	—
Prepaid expenses	22.9	9.8
Credits with suppliers (iv)	15.6	32.2
Prepaid insurance	11.9	12.7
Advances to employees	10.9	12.4
Commission advances	10.1	10.5
Compulsory loans and bank guarantee deposits	8.0	12.2
Other	28.2	25.3

	1,015.2	923.3

Less - current portion	273.5	217.0

Long-term portion	741.7	706.3

(i)	Guarantee deposits comprise, principally:

(a)	US$ 299.7 relates to collateral for financing arrangements and residual value guarantees of certain aircraft sold (Note 35) (2007 - US$ 287.5). In the event the guarantor of the debt (an unrelated third party) is required to pay the creditors under such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw the escrow account. The deposited amounts will be released when the financing contracts mature (between 2013 and 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as Interest income by the Company under interest income (expenses) net. In order to enhance returns on such guarantee deposits the Company bought in 2004 structured notes in the face amount of US$ 123.4 with the depositary bank which generated interest of US$ 7.6 in 2008 (2007 - US$ 7.6), which interest was added to the principal amount. This yield enhancement was obtained through a credit default swap transaction which provides the right of early redemption of the note in case of a credit event by the Company. Upon such credit event, notes may be redeemed by the holder at the greater of the note's market value or its original face amount, which would result in the loss of all interest accrued on such note to date. The interest accrued as of December 31, 2008 was US$ 30.4.

(b)	US$ 185.4 (2007 - US$ 169.7) remunerated deposits with third party financial institutions as a pledge under a specific sale financing structure.

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, primarily taxes and contributions which are being contested through the courts (Notes 17 and 19).

The accompanying notes are an integral part of these consolidated financial statements.

(iii)	Taxes recoverable refer mainly to PIS (Social Integration Program), COFINS (Contribution for Social Security) and ICMS (Value-added State Tax) credits recoverable on purchases of production inputs.

(iv)	Credits with suppliers represent rework performed by the Company, reimbursable by the suppliers.

12	Investments

	2008	2007
Held-to-maturity securities (i)	32.6	40.8
Trading securities (ii)	34.9	—
Other	1.2	1.7

	68.7	42.5

(i)	Held to maturity securities refer to Brazilian Federal Government National Treasury Notes (“NTNs”) acquired by the Company from customers, related to the equalization of interest rates to be paid under the Export Financing Program—PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at present value. The interest earned is added to the balance and recorded as Interest income, as the Company intents to hold these securities until maturity.

(ii)	Brazilian government bonds, denominated in U.S. dollar, recorded at fair value with changes in fair value recorded in Interest income.

13	Property, Plant and Equipment, Net

	2008			2007
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net	Useful life - years
Buildings and improvements	338.6	94.1	244.5	268.7	82.2	186.5	10 to 48
Machinery and equipment	411.7	257.6	154.1	364.0	244.1	119.9	5 to 17
Tooling	255.0	94.0	161.0	224.5	81.4	143.1	10
Construction in progress	74.4	0.0	74.4	30.2	0.0	30.2	—
Software	107.5	85.7	21.8	99.0	78.5	20.5	5
Installations	103.0	72.8	30.2	93.0	67.2	25.8	10 to 31
Furniture and fixtures	40.5	22.4	18.1	33.2	21.1	12.1	5 to 10
Computers and peripherals	57.3	43.9	13.4	55.5	44.3	11.2	5
Land	9.2	0.0	9.2	3.4	0.0	3.4	—
Vehicles	12.6	9.2	3.4	12.2	9.1	3.1	5 to 14
Capital lease	47.9	44.3	3.6	47.1	44.2	2.9	5
Aircraft (*)	23.3	21.9	1.4	15.8	11.6	4.2	5 to 20
Other	3.3	0.5	2.8	4.2	1.1	3.1	5

	1,484.3	746.4	737.9	1,250.8	684.8	566.0

(*)	These aircraft are used for demonstration and internal purposes.

Interest charges capitalized in 2008, 2007 and 2006 were US$ 3.0, US$ 1.6 and US$ 0.9, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

14	Contribution from Suppliers

The Company has agreements with key suppliers to assure their participation in Research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company's right to such contributions to its meeting certain performance milestones, including successful certification of the aircraft, first delivery and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as a reduction to Research and development expenses when contractual milestones are achieved, and no ongoing obligation by the Company exists.

15	Other Payables and Accrued Liabilities

	2008	2007
Unrealized losses on derivatives (Note 32)	166.5	10.9
Unearned income (i)	116.5	113.7
Accrued payroll and related charges	111.2	140.1
Product warranties (ii)	96.1	104.9
Sundry creditors	56.3	79.5
Accrued employee profit sharing (Note 3(p))	44.4	61.9
Deferred income (iii)	44.1	47.6
Provision related to financial guarantee (Note 35)	27.4	24.5
Product improvement accruals (ii)	21.5	21.4
Accrued materials	3.8	15.1
Security deposit	4.9	5.6
Insurance	4.2	4.4
Financial credits	3.3	4.0
Post-retirement benefits (Note 23)	2.8	2.0
Other	32.3	30.0

	735.3	665.6

Less - current portion	565.4	466.6

Long-term portion	169.9	199.0

(i)	Represent unearned income from sales of spare parts, services related to technical assistance and training of mechanics and crews which will be recognized when the product or service is provided to the customer.

(ii)	Includes warranty and contractual obligations to implement improvements to aircraft sold (Note 35).

(iii)	Refers to certain aircraft sales that, due to contractual obligations are accounted for as operating leases.

The accompanying notes are an integral part of these consolidated financial statements.

16	Advances from Customers

	2008	2007
Denominated in U.S. dollars	1,583.1	1,137.1
Denominated in reais	17.6	32.5

	1,600.7	1,169.6

Less - current portion	1,151.5	801.6

Long-term portion	449.2	368.0

The advances denominated in Brazilian reais are translated to U.S. dollars at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and long-term portions is based on the contractual terms for delivery of the related aircraft.

17	Taxes and Payroll Charges Payable

	2008	2007
Disputed taxes and social charges (*)	332.1	485.2
Current taxes (other than taxes on income)	54.4	57.0

Refinanced INSS (social security contribution on rural worker’s compensation)	14.9	22.8

	401.4	565.0

Less - current portion	57.5	98.2

Long-term portion	343.9	466.8

(*)	As described more fully below, the Company is challenging through legal proceedings the merit and constitutionality of certain taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision on such cases, the Company is recognizing as expenses the total amount of the legal obligations and accruing interest calculated based on the SELIC (Central Bank overnight rate) on those liabilities, as it would be required to do were the Company’s position in these lawsuits not prevail. The SELIC rate was 13.66% as at December 31, 2008 (2007 - 11.18%).

A brief description of the Company’s legal challenges is set forth below:

(i)

The Company is challenging the basis for calculating COFINS and PIS and the incidence of this tax in certain periods. As a result of favorable unappealable decisions of the Supreme Court of Justice on September 6, 2007 and October 5, 2007, respectively, the Company reversed US$ 194.7 in 2007 of which US$ 163.6 related to the COFINS tax and US$ 31.1 to

The accompanying notes are an integral part of these consolidated financial statements.

the PIS tax. The reversal was recorded as follows: (i) US$ 104.8 in other operating income (expenses), net (Note 29) and (ii) US$ 89.9 in Interest income (expenses), net. The remaining balance relates to PIS and COFINS taxes of US$ 57.6 for which the Company has a corresponding escrow deposit which is being challenged in the lower courts.

(ii)	The Company is challenging the payment of the Social Contribution tax on export sales revenue and is claiming the right to offset part of these credits against IPI (Tax on Industrialized Products) credits on the acquisition of non-taxable or zero-rated raw material inputs. Since 2007, the Company obtained a favorable decision from the Supreme Court of Justice to avoid the payments until a final decision. The administrative proceeding of IPI (Tax on Industrialized Products) resulted in partial final decision against the Company’s interests and was paid. Only the penalties were deposited judicially. The amounts of taxes accrued but not paid related to this claim was US$ 192.4 as of December 31, 2008 (2007 – US$236.6.

The Company is challenging the right to offset IPI (Federal Excise Tax) credits on the acquisition of non-taxable or zero-rated raw material inputs against income and Social Contribution taxes. The amount of taxes accrued but not paid related to this claim as of December 31, 2008 was US$11.8 (2007 – US$49.7).

(iii)	The Company is required to pay to the government an SAT levy (Workers Compensation Insurance) at a rate of 3% of wages. In June 2008, the Company obtained a court order to reduce the tax rate to 1% and the difference has been accrued. In 2008 the Company reversed US$ 4.1, relating to the differences in rates. Additionally, the Company reversed US$ 31.0 related to “INSS Trimestralidade” due to the decadence (lapsing of the right of action) of the Government’s right to constitute credits on social security claimed judicially.

Court-mandated escrow deposits are made as required (Note 11).

18	Liabilities Associated With Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48 from 2007, recording the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, reversing and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date. As of December 31, 2008 and 2007, the Company has recorded an insignificant amount for any uncertainty in income taxes. The Company and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

The accompanying notes are an integral part of these consolidated financial statements.

19	Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and has made provisions when management believes that it can reasonably estimate probable losses. In connection with some of these proceedings, court-mandated escrow deposits, recorded in other assets, are made which will only be released to the Company upon a final judgment in its favor. The provisions for tax contingencies and other litigation and the corresponding deposits are as follows:

	2008		2007
	Court-mandated escrow deposits (Note 11)	Provisions	Court-mandated escrow deposits (Note 11)	Provisions
Labor related (i)	—	22.6	—	27.3
Tax related (ii)	5.6	20.3	7.1	25.7
Civil related	—	6.2	—	6.4

	5.6	49.1	7.1	59.4

Less - current portion	—	9.5	—	7.0

Long-term portion	5.6	39.6	7.1	52.4

(i)	The labor lawsuits relate to claims brought by trade unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.
(ii)	This provision relates primarily to income tax and social contribution contingencies arising from tax assessments which are being challenged and for which a final decision is pending.

The activity in the provision account was as follows:

	Labor contingencies	Tax contingencies	Civil disputes	Other
At December 31, 2006	32.2	21.7	2.6	8.1
Additions	4.0	2.9	3.3	—
Interest	4.0	1.3	—	—
Payments/reversals	(18.0)	(4.7)	—	(8.1)
Translation adjustments	5.1	4.5	0.6	—

At December 31, 2007	27.3	25.7	6.5	—

Additions	1.0	—	0.8	—
Interest	2.7	0.7	0.5	—
Payments/reversals	(1.9)	—	—	—
Translation adjustments	(6.5)	(6.1)	(1.6)	—

At December 31, 2008	22.6	20.3	6.2	—

The accompanying notes are an integral part of these consolidated financial statements.

In addition, management does not believe that the lawsuits and administrative proceedings discussed above will, individually or in the aggregate, have a material adverse effect on the Company’s business nor does management expect such lawsuits or proceedings to materially impact cash flows of the Company, results of operations or financial condition. Other matters involving possible loss contingencies were not significant at the balance sheet dates.

The accompanying notes are an integral part of these consolidated financial statements.

20	Loans and Financing

Description	Final maturity	Currency	Annual interest rate - %	2008	2007
Foreign currency
Working capital	2017	U.S. dollar	2.55 to 8.69	545.7	543.0
			LIBOR 6M and 12M + 0.55

	2011	Euro	EURIBOR plus 0.45 to 1.12
			4.48	46.5	42.8

	2009	Sterling	6.20	0.1	1.3
	2009	Chinese yuan	2.53	22.0	4.1
Advances on foreign exchange contracts	2009	U.S. dollar	4,20% à 8,50%	341.2	13.8

Project development	2016	U.S. dollar	LIBOR plus 0.875 to 1.75	135.0	160.7

Export financing	2010	U.S. dollar	6.30 to 7.81	55.9	55.9

Acquisition of materials	2012	U.S. dollar	4.12 to 5.95; LIBOR plus 1.10	36.9	123.8

Property and equipment	2035	U.S. dollar	3.53 to 5.35	25.7	26.8

				1,209.0	972.2

Brazilian reais
Export financing	2010	Reais	TJLP plus 2.09 to 2.10	545.2	715.8

Project development	2015	Reais	TJLP plus 5.0	71.2	64.0

Working capital	2008	Reais	13.84	—	1.0

				616.4	780.8

Total debt				1,825.4	1,753.0

Less - current portion				529.3	932.7

Long-term portion				1,296.1	820.3

Definitions:

•

LIBOR means London Interbank Offered Rate, fixed semiannually or annually, varying in accordance with the related loan agreement, and was 1.75% to 2.00% p.a. at December 31, 2008 (2007- 4.60% to 4.22% p.a.).

•	Euribor means Euro Interbank Offered Rate fixed semiannually, and was 2.97% p.a. at December 31, 2008 (2007 - 4.71% p.a.).

•	TJLP means the Brazilian Federal Government nominal Long-term Interest Rate, fixed quarterly and was 6.25% p.a. at December 31, 2008 (2007 - 6.25% p.a.).

•	CDI means the Brazilian Interbank Deposit Rate, compounded daily and was 13.62% p.a. at December 31, 2008 (2007 - 11.12% p.a.).

The accompanying notes are an integral part of these consolidated financial statements.

As of December 31, 2008 the Company had a banking standby facility of US$ 500.0, the maintenance cost for which is recorded as an expense. No draw-downs were made in 2008 or 2007. From March, 6 to April, 3, 2009 the Company had drew-down the total amount of US$ 182.6 under the banking standby facility and the remaining US$317.4 is available for the Company’s usage.

The foreign currency exchange rates (expressed in units per US$ 1.00) related to the Company's main debt instruments were as follows at December 31, 2008:

	2008	2007
Brazilian reais	2.337	1.771
Euro	0.722	0.679
Chinese yuan	6.823	7.304
Libra sterling	0.684	0.497

Maturities of long-term debt as of December 31, 2008, including accrued interest, are as follows:

Year
2010	705.7
2011	49.6
2012	63.4
2013	24.2
2014	17.5
Thereafter	435.7

1,296.1

The table below shows of the weighted average interest rates on loans by currency as of December 31, 2008:

	Percentage
	2008	2007
U.S. dollars	6.02	6.24
Brazilian reais	8.94	7.99
Chinese yuan	4.32	6.48
Euro	3.83	5.13
Sterling	6.20	6.30

At December 31, 2007, US$ 169.7 of debt is secured by a combination of mortgages on real estate, mortgages on machinery and equipment and by an escrow account.

Restrictive covenants

Loan agreements with certain financial institutions, representing US$ 201.4 at December 31, 2008 (2007 - US$ 318.4), US$ 139.1 of which is classified as long-term (2007 - US$ 213.2), contain certain restrictive covenants. These require that the Company maintain a maximum leverage ratio of 3.5:1 (debt to EBITDA - earnings before interest, taxes, depreciation and

The accompanying notes are an integral part of these consolidated financial statements.

amortization (based on U.S. GAAP figures) and a minimum debt service coverage ratio of 3.0:1 (EBITDA to financial expenses based on U.S. GAAP figures) and that the Company's shareholders' equity be higher than R$ 2.3 billion. In addition, there are other general restrictions related to new pledges of assets, significant changes in control, disposition of assets, dividend payments during an event of default and transactions with affiliates. As of December 31, 2008, the Company was in compliance with all restrictive covenants, except for its subsidiary OGMA, whose financial debt to EBITDA ratio was in excess of contractually agreed levels (2.74:1 versus 1.80:1). The subsidiary obtained a waiver from the creditor after December 31, 2008, and, as a result, there was no cross-default that was triggered under clauses of any of our other contracts.

21	Operating and Capital Lease Obligations

The Company leases land, equipment, computers and peripherals under non-cancelable agreements which are classified as operating leases. Rental expense for leased properties under operating leases was US$ 7.9, US$ 6.1 and US$ 5.4 for 2008, 2007 and 2006, respectively.

Future minimum operating lease payments as at December 31, 2008 under non-cancelable lease agreements are as follows:

Year
2009	6.5
2010	4.5
2011	1.8
2012	0.8
2013	0.8
Thereafter	12.8

27.2

Obligations under capital leases mainly relate to the lease of software and equipment with terms through 2014 with implicit interest rates which range from 5.7% to 8.3% per annum. The software and equipment are being depreciated over five years.

The accompanying notes are an integral part of these consolidated financial statements.

Future minimum lease payments as at December 31, 2008, including implicit interest, are as follows:

Year
2009	5.4
2010	4.0
2011	3.4
2012	2.6
2013	2.3
Thereafter	1.8

19.5
Less - implicit interest	(0.1)

Capital lease obligations	19.4

Less - current portion	5.5

Long-term portion	13.9

22	Interest Income (Expense), Net

	2008	2007	2006
Interest income
Temporary cash investments and cash and cash equivalents	72.8	165.7	162.0
Interest on NTN, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	35.7	47.9	58.3
Gain on early repayment of loans	—	—	47.0
Other	1.9	15.4	2.4

	110.4	229.0	269.7

Interest expense
Interest and commissions on loans	(101.8)	(112.6)	(87.6)
Interest on taxes and payroll charges under litigation (Notes 17 and 19) and on refinanced taxes	(9.7)	46.8	(40.9)
CPMF (Tax on Bank Account Trans actions )	—	(23.7)	(23.6)
Structured financing costs	(1.7)	(6.4)	(4.7)
Other	(11.8)	(10.1)	(4.8)

	(125.0)	(106.0)	(161.6)

Gain (loss ) on derivatives (*)	(148.3)	38.5	7.6

Indexation charges and foreign exchange gains (losses), net	(8.5)	1.9	(10.3)

Interest (expenses ) income , net	(171.4)	163.4	105.4

(*)	In 2008 Embraer holds derivative positions, mostly Non-Deliverable Forward (“NDF”), to mitigate the effects of foreign currency volatility from its exposure to the Brazilian currency (Note 32).

23	Post-Retirement Benefits

(a)	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan is managed by a Brazilian pension fund controlled by Banco do Brasil, a related party. Contributions by the Company to the plan in 2008, 2007 and 2006 were US$ 18.2, US$ 15.9 and US$ 12.9, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

(b)	Defined benefit plan

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

During 2007, the Company made changes to the postretirement medical plan. Certain employees were terminated from the postretirement medical plan and enrolled in a non-qualified deferred compensation plan. This resulted in the reduction of the projected benefit obligation as of December 31, 2007, of US$ 2.5, which was recognized as a curtailment gain. Certain employees and existing retirees currently receiving benefits under the current plan, remain in the postretirement medical plan at December 31, 2007. The projected benefit obligation under the new non-qualified deferred compensation plan is included in other noncurrent liabilities as of December 31, 2008.

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the service. The change in the benefit obligations for the years ended December 31, 2008 and 2007 is summarized as follows:

	Other post- retirement benefits
	2008	2007
Benefit obligation - beginning of year	3.9	7.0
Amendments	—	(3.7)
Service cost	—	0.7
Interest cost	0.2	0.4
Actuarial (gain) loss	0.1	(0.2)
Benefits paid to participants	(0.1)	(0.3)

Benefit obligations - end of year	4.1	3.9

The accompanying notes are an integral part of these consolidated financial statements.

The changes in plan assets for the years ended December 31, 2008 and 2007 are as follows:

	Other post-retirement
	2008	2007
Fair value of plan assets - beginning of the year	1.9	2.0
Actual return on plan assets	(0.4)	0.1
Benefits paid to participants	(0.2)	(0.2)

Fair value of plan assets - end of the year	1.3	1.9

The net prepaid (accrued) benefit cost as of December 31, 2008 and 2007 is included in Other payables and accrued liabilities (Note 15) and its components are summarized as follows:

	Other post-retirement benefits
	2008	2007
Accrued cost - Funded status	(2.8)	(2.0)

The principal actuarial assumptions utilized at December 31, 2008 and 2007 are as follows:

	Other post-retirement benefits - %
	2008	2007
Average discount rate	5.75	5.75
Net periodic benefit cost	6.25	5.75
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

The Company does not expect to make any contribution during 2009 to the post-retirement medical care plan. The following benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan:

Year	Other post-retirement benefits
2009	0.3
2010	0.3
2011	0.3
2012	0.3
2013	0.3
2014 - 2018	1.3

2.8

The accompanying notes are an integral part of these consolidated financial statements.

The components of net periodic benefit cost as of December 31, 2008, 2007 and 2006 are as follows:

	Pension benefits	Other post-retirement
	2006	2008	2007	2006
Service cost	—	—	0.7	0.8
Interest cost	0.1	0.2	0.4	0.4
Expected return on plan assets	(0.1)	(0.1)	(0.1)	(0.1)
Amortization of prior service cost	—	(0.2)	(0.3)	(0.2)
Amortization of loss	—	0.1	0.1	0.1

Net periodic benefit cost (benefit)	—	—	0.8	1.0

Curtailment credit	—	—	(2.6)	—

Net cost (benefit)	—	—	(1.8)	1.0

The net benefit cost (benefit) is included in Selling expenses and General and administrative expenses.

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7%, 8% and 8%, was assumed for 2008, 2007 and 2006, respectively. The rate is expected to decrease gradually to 5% by 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Decrease	One percentage point Increase
Effect on total of service and interest cost components	—	—
Effect on the post-retirement benefit obligation	(0.4)	0.5

24	Shareholders’ Equity

Each common share is entitled to one vote at General and Special Shareholders’ Meetings, subject to certain limitations specified in the bylaws. Preferred shares, which were in issue through March 2006, were non-voting. Pursuant to the Company’s bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of the Company’s shares on the Novo Mercado of the BOVESPA, the Company can no longer issue shares without voting rights or with restricted voting rights.

(a)	Brazilian Government Golden share

The Brazilian Government holds one special common share, with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

(i)	Change of the Company’s name or its corporate objective.

The accompanying notes are an integral part of these consolidated financial statements.

(ii)	Alteration and/or application of the Company’s logo.

(iii)	Creation and/or modification of any military programs (whether or not the Federal Republic of Brazil is involved).

(iv)	Training third parties in technology for military programs.

(v)	Interruption of the supply of maintenance and spare parts for military aircraft.

(vi)	Transfer of the Company’s stock control.

(vii)	Any changes in (i) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII of the Company´s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

(b)	Purchase of shares for treasury

On December 7, 2007, the Board of Directors approved a share buyback program of up to 16,800,000 shares to be effected within 120 days on the BOVESPA stock exchange.

At December 31, 2008, 16,800,000 shares had been acquired and were held in treasury totaling US$ 183.7 (2007 – 70,000 shares for US$ 0.8).

(c)	Appropriated retained earnings

In accordance with the Brazilian Corporate Law and the Company’s by laws, the Company is required to make appropriations to certain reserves (“Appropriated retained earnings”). These comprise (i) an allocation of 5% of annual net income determined under BR GAAP to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses; and (ii) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to research and development. The legal and investment incentives reserves cannot be used to distribute dividends to the shareholders.

(d)	Unappropriated retained earnings

Retained earnings under BR GAAP are statutorily restricted by a reserve for discretionary appropriations (“Reserve for Investments and Working Capital”), which allocation to such reserve was ratified by the Company’s shareholders for plant

The accompanying notes are an integral part of these consolidated financial statements.

expansion and other capital projects. The amount restricted is based on an approved capital budget presented by management. After completion of such projects, the Company may elect to retain the amounts in this reserve until the shareholders vote to transfer all or a portion of the reserve to capital or to distributable retained earnings.

The Company’s Board of Directors will submit for approval at the 2009 General Shareholders’ Meeting the appropriation of 100% of net income for 2008, after allocation to the legal reserve appropriations for dividend distributions and after a reserve for investments and working capital, the latter to be mainly designated for:

(i)	Research and development for the EMBRAER 170/190 family of aircraft and a new family of executive jets;

(ii)	New technologies, processes and management models to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

25	Dividends

Brazilian legislation permits the payment of cash dividends only from BR GAAP unappropriated retained earnings and certain reserves determined as per the Company’s statutory accounting records. At December 31, 2008, unappropriated retained earnings of R$ 1,173.3 (2007 - R$ 464.6 as previously reported), 2007 – R$ 1,283.1 after law 11.638/07 adjustments, were recorded in the statutory books. In conformity with the Company’s bylaws, shareholders are entitled to minimum mandatory dividends equivalent to 25% of annual net income determined in accordance with BR GAAP.

Brazilian companies are permitted to pay interest on capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments of interest on capital to shareholders. Interest on capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

The accompanying notes are an integral part of these consolidated financial statements.

Dividends and interest on capital distributions were paid are as follows:

			Dividends per share
Date of declaration	U.S. dollars	Reais	U.S. dollars	Reais
June 12, 2006 - interest on capital	51.8	114.4	0.0702	0.1549
September 15, 2006 - interest on capital	42.4	92.3	0.0574	0.1250
September 15, 2006 - dividends	16.3	35.6	0.0221	0.0481
December 15, 2006 - interest on capital	40.0	85.0	0.0537	0.1149

Total distribution in 2006	150.5	327.3

March 9, 2007 - interest on capital	21.1	43.4	0.0286	0.0587
June 11, 2007 - interest on capital	26.0	50.0	0.0351	0.0676
September 14, 2007 - interest on capital	81.4	149.6	0.1099	0.2022

Total distribution in 2007	128.5	243.0

December 7, 2007 - interest on capital	46.7	82.8	0.0631	0.1118
March 7, 2008 - dividends	69.4	123.0	0.0958	0.1696
March 7, 2008 - interest on capital	37.7	65.9	0.0520	0.0909
June 13, 2008 interest on capital	40.7	65.4	0.0562	0.0903
September 12, 2008 - interest on capital	48.5	92.9	0.0671	0.1284

Total distribution in 2008	243.0	430.0

26	Earnings per Share

Basic earnings per common share was computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.

Undistributed net income is computed by deducting total dividends from net income.

As a result of the Company’s restructuring in March 2006, its capital stock is composed of common shares only. Accordingly, all undistributed earnings are allocated to common shares.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

The accompanying notes are an integral part of these consolidated financial statements.

The computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Common
	2008	2007	2006
Basic numerator
Actual dividends declared/paid	243.0	128.5	150.5
Basic allocated undistributed earnings	145.7	360.8	239.6

Net income available to common shareholders	388.7	489.3	390.1

Basic denominator
Weighted average number of shares (thousands)	726,084	740,142	739,904

Basic earnings per share - U.S. dollars	0.5354	0.6611	0.5273

Diluted numerator
Actual dividends declared/paid	243.0	128.5	150.5
Diluted allocated undistributed earnings	145.7	360.8	239.6

	388.7	489.3	390.1

Diluted net income available to common shareholders	388.7	489.3	390.1

Diluted denominator
Weighted average number of shares outstanding (thousands)	726,084	740,142	739,904
Dilutive effects of stock options	—	0,905	2,999

Diluted weighted average shares	726,084	741,047	742,903

Diluted earnings per share - U.S. dollars	0.5354	0.6603	0.5250

27	Stock Compensation

In 1998 the Company’s shareholders approved a stock option plan for management and employees, under continuous employment for at least two years. The Administration Committee is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 common shares were authorized to be granted through May 2003. Options were granted with an exercise price in real equal to the weighted average price of the Company’s preferred shares traded on the BOVESPA in the 60 trading days prior to the grant date, increased or decreased by 30%, as determined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day-period. These options generally vest as follows: 30% after three years, 30% after four years, and 40% after five years, if the employee is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

The accompanying notes are an integral part of these consolidated financial statements.

As of December 31, 2007, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 18,666,578 preferred shares, net of 1,333,422 shares which were forfeited, as the grantees are no longer employees of the Company (2006 - 400 lots of 50,000 shares each, totaling 18,941,578 preferred shares, net of 1,058,422 shares which were forfeited).

Following the Corporate Restructuring, all the preferred shares were converted into common shares.

During 2006 and 2007, 1,292,094 and 561,130 options were exercised, in the total amount of US$ 5.1 and US$ 3.6 respectively. During 2008 no options were exercised and the sock option plan was closed. No compensation expense was recorded for the years presented. On March 1, 2002, the Administration Committee granted an additional 25,576 options to purchase preferred shares to holders of vested options as of the record date. The total number of additional options granted was 637,318, with an exercise price of R$ 14.99 (which was higher than the market price of the preferred shares on the date of grant).

Information regarding options granted to management and employees is presented below (options in thousands):

	2008		2007		2006
	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)
Outstanding at beginning of year	1,353	22.00	2,225	18.30	3,761	15.14
Exercised	—	—	(561)	12.07	(1,292)	8.61
Canceled or expired	(1,353)	(22.00)	(311)	13.84	(244)	20.87

Exercisable at end of year	—	—	1,353	22.00	2,225	18.30

28	Income Taxes

Income tax expense is comprised of the following:

	2008	2007	2006
Current	(11.6)	(33.5)	(45.7)
Deferred	—	—	—
Temporary differences	(27.6)	14.5	0.2
Tax loss carryforwards	(1.9)	16.3	1.1

Total deferred	(29.5)	30.8	1.3

Income tax expense	(41.1)	(2.7)	(44.4)

The accompanying notes are an integral part of these consolidated financial statements.

The reconciliation of reported income tax expense to the amount calculated based on the Brazilian combined nominal statutory tax rate is summarized as follows:

	2008	2007	2006
Income before taxes as reported	437.3	499.9	444.2
Combined Brazilian statutory income tax rate - %	34	34	34

Tax expense at statutory income tax rate	148.7	170.0	151.0

Translation effects (including SFAS 109 paragraph 9(f))	(22.5)	(57.1)	(36.9)
Benefit from distribution of interest on capital	(43.3)	(59.6)	(45.6)
Research and development tax incentives	(37.6)	(31.2)	(16.9)
Other tax incentives	(1.8)	(1.4)	—
Change in deferred tax valuation allowance	(1.3)	(0.2)	0.5
Non-deductible expenses, net	4.8	3.3	6.4
Differences in foreign jurisdiction tax rates	(13.6)	(19.2)	(11.2)
Equity in earnings (loss) of affiliates	0.0	0.1	(0.0)
Other	7.7	(2.0)	(2.9)

Income tax expense as reported	41.1	2.7	44.4

Deferred tax assets and liabilities are comprised of the following:

	2008	2007
Deferred tax assets
Temporary differences
Deferred deductibility of research and development and other charges	162.3	245.7
Accrued expenses temporarily not tax deductible	146.2	94.8
Accrued taxes other than taxes on income	76.7	82.8
Accrual for product warranties and improvements	39.5	43.8
Differences in tax basis of inventory	30.0	35.2
Differences in tax basis of property, plant and equipment	7.9	11.0
Accrued post-retirement benefits	0.9	0.9
Other	23.0	29.3
Tax loss carryforwards (i)	21.8	25.0
Valuation allowance (ii)	(2.3)	(3.5)

Total deferred tax assets	506.0	565.0

Deferred tax liabilities
Temporary differences
Deferred deductibility of research and development and other charges	(234.5)	(270.3)
Differences in tax basis of property, plant and equipment	(14.1)	(17.2)
Other	(29.5)	(20.1)

Total deferred tax liabilities	(278.1)	(307.6)

Net deferred tax asset	227.9	257.4

The accompanying notes are an integral part of these consolidated financial statements.

(i)	Tax loss carryforwards are derived from:

	2008	2007
Brazilian entities	19.6	21.5
Foreign jurisdictions	2.2	3.5

	21.8	25.0

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses from foreign subsidiaries are not subject to any statute of limitations.

(ii)	The valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

(iii)	Changes in the valuation allowances are as follows:

	2008	2007	2006
Beginning balance	3.5	3.7	3.2
Additions	2.1	0.9	0.7
Reversals	—	—	(0.2)
Write-off	(3.4)	(1.1)	—

Ending balance	2.2	3.5	3.7

29	Other Operating Income (Expenses), Net

	2008	2007	2006
Product modifications	(11.2)	(3.4)	(1.6)
Contractual fines	8.2	(9.7)	12.7
Provision for contingencies and	—	—	—
disputed taxes (*)	(2.1)	94.5	3.8
Sales-type lease gain (loss), net	—	1.4	(12.6)
Royalties	10.1	(1.4)	1.8
Other	11.0	(3.1)	(2.5)

	16.0	78.3	1.6

(*)	In 2007 mainly includes the reversal of US$ 104.8 of PIS/COFINS provisions following a favorable judicial decision (Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

30	Foreign Exchange Gain (Loss), Net

Foreign exchange gains and losses result from the remeasurement to US dollars, as follows:

	2008	2007	2006
Assets
Cash and cash equivalents	(92.4)	163.5	23.8
Trade accounts receivable	(18.7)	15.2	(0.7)
Tax recoverable and deferred	(10.0)	70.7	3.1
Other assets	(15.8)	27.6	8.0

Exchange (loss) gain on assets	(136.9)	277.0	34.2

Liabilities
Taxes	100.1	(156.4)	(12.2)
Loans	47.9	(93.8)	(7.1)
Provisions	21.2	(22.9)	(3.9)
Trade accounts payable	14.7	(8.3)	(8.1)
Other liabilities	24.7	(33.3)	(6.9)

Foreign exchange gain (loss) on liabilities	208.6	(314.7)	(38.2)

Foreign exchange gain (loss), net	71.7	(37.7)	(4.0)

31	Related-Party Transactions

Brazilian Government

The Company considers Banco do Brasil S.A., which is controlled by the Brazilian Federal Government and is one of the Company`s shareholders, to be a related party. In addition, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, the Brazilian Air Force and Banco Nacional de Desenvolvimento Econômico e Social - BNDES are also controlled by the Brazilian Federal Government and, therefore, are considered by the Company to be related parties.

The Brazilian Government, principally through the Brazilian Air Force, has participated in the development of the Company since its inception. For the years ended December 31, 2008, 2007 and 2006, the Brazilian Air Force accounted for 3.4%, 1.8% and 1.9% of the Company’s net sales, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

BNDES and Banco do Brasil S.A have several transactions with the Company, mainly debt financing and other bank transactions, such as depositary services for cash equivalents and a provider of certain line of credit facilities.

Transactions with such related parties are summarized as follows:

	2008
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	252.9	—	252.9
Trade accounts receivable	95.4	—	—	95.4
Other assets	—	187.1	—	187.1

Liabilities	—	—	—	—
Loans and financing	—	241.2	558.4	799.6
Recourse and non-recourse debt	—	286.7	30.1	316.8
Advances from customers	43.8	—	—	43.8

Results of operations	—	—	—	—
Net sales	214.1	—	—	214.1
Interest income	—	10.6	—	10.6
Interest expense	—	18.3	40.4	58.7

	2007
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	174.4	—	174.4
Trade accounts receivable	68.9	—	—	68.9
Other assets	—	179.1	1.3	180.4

Liabilities
Loans and financing	—	12.1	728.2	740.3
Recourse and non-recourse debt	—	271.4	20.1	291.5
Advances from customers	63.2	—	—	63.2

Results of operations
Net sales	96.9	—	—	96.9
Interest income	—	32.1	—	32.1
Interest expense	—	18.2	45.0	63.2

The accompanying notes are an integral part of these consolidated financial statements.

	2006
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	78.7	—	78.7
Trade accounts receivable	87.3	—	—	87.3
Other assets	—	327.8	1.8	329.6

Liabilities
Loans and financing	—	66.7	292.3	359.0
Recourse and non-recourse debt	—	318.6	511.2	829.8
Advances from customers	17.5	—	—	17.5

Results of operations
Net sales	70.8	—	—	70.8
Interest income	—	—	—	—
Interest expense	—	20.0	18.1	38.1

32	Financial Instruments and Risk Management

The Company is primarily engaged in the assembly and sale of aircraft to various markets. More than 95% of the Company’s sales are exports and sales prices are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local cost overheads are Brazilian real-denominated.

Therefore, the Company maintains certain monetary assets and liabilities, mainly represented by taxes recoverable and payable, cash equivalents and loans, in Brazilian reais, to balance its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to its projected future cash flows.

The Company’s market risks include fluctuations in interest rates and foreign currency exchange rates. The Company has established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on projected future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments, the Company exposes itself to credit risk (Note 33).

The accompanying notes are an integral part of these consolidated financial statements.

(a)	Interest rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar-denominated debt bears interest at fixed or variable interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian reais and in euros. The Brazilian real-denominated debt bears interest at a variable rate based on the TJLP and the euro-denominated debt bears interest at fixed rates.

The Company’s interest rate risk management strategy may use derivative instruments to mitigate interest rate volatility.

(b)	Foreign exchange rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in foreign exchange rates. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian real/U.S. dollar and euro/U.S. dollar exchange rates. The Company aims to mitigate its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward cross-currency interest rate swap contracts and “NDF’s” to implement this strategy.

(c)	Derivative financial instruments

Derivative instruments outstanding as of December 31, 2008, are as follows:

2008
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/(loss) fair value
Project development	Swap (variable interest into fixed interest - US$)	2009 to 2016	130.2	5,910	(10.3)
Export financing	Cross currency swap (US$ fix to a percentage of CDI)	2009	130.0	Asset 5,26 p.a. +	—
				FX variation (US$ - R$) liability 99 of CDI	1.1
No-recourse and recourse debt	Swap (fixed interest into variable interest US$)				—
		2019	185.9	5,958	28.8

					19.6

2008
Underlying transactions	Type	Original currency	Negotiated currency	National amount	Gain/(loss) fair value
Future exports	NDF	U. S. dollars	Reais	575.0	(156.1)

					(156.1)

The accompanying notes are an integral part of these consolidated financial statements.

2007
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate - %	Gain/(loss) fair value
Import financing	Swap (interest + US$ into R$ + CDI + fixed interest rate)				0.0
		2008	4.8	64.95 of CDI	(8.0)
Project development	Swap (variable interest into fixed interest - US$)				0.0
		2008 to 2016	200.8	6,010	(2.9)
Export financing	Swap (CDI into dual currency - the greater than exchange variation or CDI)			100 exchange variation (US$ - R$) or 75 of CDI	0.0
		2008	2.50		0.0

					(10.9)

2007
Underlying transactions	Type	Original currency	Negotiated currency	National amount	Gain/(loss) fair value
Suppliers	NDF	GBP	U.S. dollars	0.3	0.0
Accounts receivable	NDF	U.S. dollars	Reais	250.0	8.1

					8.1

33	Concentration of Credit Risk

The Company may incur losses if counterparties to the Company’s contracts do not pay amounts owed to the Company. The Company’s primary credit risk derives from the sales of aircraft, spare parts and related services to its customers, including the financial obligations related to these sales (Notes 9 and 35).

Financial instruments which may potentially subject the Company to concentrations of credit risk include (a) cash and cash equivalents, (b) trade and other accounts receivable, (c) customer commercial financing (d) advances to suppliers and (e) financial derivative contracts. The Company limits its credit risk associated with cash and cash equivalents by placing its investments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, the Company limits its credit risk by performing ongoing credit evaluations. All such customers are meeting current commitments, are operating within established credit limits and are considered by management to represent an acceptable credit risk level. The Company believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade accounts receivable. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Company addresses credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

The Company may also have credit risk related to the sale of aircraft while its customers are finalizing the financing structures for their purchases from the Company. To minimize these risks, customer credit analyses are continuously monitored and the Company works closely with the financial institutions to facilitate customer financing.

The accompanying notes are an integral part of these consolidated financial statements.

34	Fair Value of Financial Instruments

(a)	SFAS 157 adoption

The Company adopted SFAS 157, effective January 1, 2008, as discussed in Note 4(a), which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS 157, “fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be

The accompanying notes are an integral part of these consolidated financial statements.

used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS 157 and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2008
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Trading securities	633.2	92.4	109.7	835.3
Derivatives	—	29.9	—	29.9

Liabilities
Derivatives	—	166.5	—	166.5

The table below presents a reconciliation for the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2008 to December 31, 2008.

Fair value measurements using significant unobservable inputs (level 3) at December 31, 2008
Beginning balance
Purchases	120.0
Losses (unrealized)	(10.3)

Ending balance	109.7

Level 3 investment securities primarily relate to certain investment positions in a exclusive fund which invests in 9 different hedge funds in the total amount of US$ 109.7, that are accounted for as trading securities under SFAS No. 115. Due to the market turmoil, a portion of the assets held by the funds may not have an active market price and, as a consequence, considerable assumptions were made by each of the managers of the funds in the determination of the market value of those assets, including third party appraisal valuations.

Gains and losses included in the income statement for the year ended December 31, 2008 are recorded under interest income (expense).

The accompanying notes are an integral part of these consolidated financial statements.

(b)	Fair value measurements

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

The estimated fair values of financial instruments are as follows:

	2008		2007
	Carrying Amounts	Fair value	Carrying amounts	Fair Value
Financial assets
Cash and cash equivalents	1,391.4	1,391.4	1,307.4	1,307.4
Trading securities	836.5	836.5	1,183.0	1,183.0
Trade accounts receivable, net	444.0	444.0	394.3	394.3
Guarantee deposits (Note 11)	493.2	493.2	469.6	469.6
Held-to-maturity securities	42.2	40.3	43.5	40.6
Derivatives	29.9	29.9	8.1	8.1

Financial liabilities
Loans and financing	1,825.4	1,688.7	1,753.0	1,827.3
Trade accounts payable	1,078.1	1,078.1	912.9	912.9
Derivatives	166.5	166.5	10.9	10.9

35	Off-Balance Sheet Arrangements

The Company participates in certain off-balance sheet arrangements, in the normal course of business, including by providing guarantees, repurchase obligations, trade-in and product warranty commitments.

(a)	Guarantees

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

The accompanying notes are an integral part of these consolidated financial statements.

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

	2008	2007
Maximum financial guarantees	1,537.4	1,701.6
Maximum residual value guarantees	754.0	946.4
Mutually exclusive exposure (*)	(393.9)	(415.4)
Provisions and liabilities recorded	(27.4)	(24.5)

Off-balance sheet exposure	1,870.1	2,208.1

Estimated proceeds from performance guarantees and underlying assets	2,013.5	2,352.7

(*)	In the event both guarantees were issued for the same underlying asset, the residual value guarantees can only be exercised if the financial guarantees have expired without having been triggered and, therefore, the residual value and financial guarantees have not been combined to calculate the maximum exposure.

As of December 31, 2008 and 2007, the Company had escrow deposits of US$ 299.7 and US$ 287.5, respectively, in favor of third parties to whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures (Note 11).

(b)	Aircraft Trade-In Options

In connection with the signing of a purchase agreement for new aircraft, the Company may provide trade-in options to its customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Currently, the Company has entered into a total of 15 trade-in aircraft options. From these 15 trade-in options, 12 rights were exercised through December 31, 2008. Of these 12 aircraft, 4 were received until fiscal year end 2008 and the remaining 8 will be received during 2009. The Company’s obligation to receive the remaining 3 aircraft as trade-ins are directly

The accompanying notes are an integral part of these consolidated financial statements.

tied to contractual obligations with our customer of them actually taking delivery of certain new aircraft. The Company continues to monitor all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and based on third parties appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without losses.

(c)	Product Warranties

The Company provides product warranties in conjunction with certain product sales.

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company. Warranty expense related to aircraft and parts is recognized at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates are based on factors that include, among other things, warranty claim and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage and the volume and mix of aircraft sold and in service. The warranty period typically ranges from 2 to 5 years.

Product and performance provisions are included in other payables and accrued liabilities and presented the following activity:

	Product warranties (Note 15)	Product improvement accruals (Note 15)	FIN-45 guarantee liability (Note 15)
At December 31, 2006	97.4	43.5	27.0

Additions	49.3	16.9	0.3
Payments/reversals	(41.8)	(39.0)	(2.8)

At December 31, 2007	104.9	21.4	24.5

Additions	73.8	18.4	5.4
Payments/reversals	(82.6)	(18.3)	(2.5)

At December 31, 2008	96.1	21.5	27.4

36	Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, executive aviation, aviation services, defense and government and others.

(a)	Commercial aviation segment

The Company developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development,

The accompanying notes are an integral part of these consolidated financial statements.

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

(b)	Executive aviation

The Company has developed a line of executive jets, the Legacy 600 and is developing additional executive jets in the very light, light and ultra-large segments - namely - the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500, respectively. The Company markets its executive jets to customers, including fractional ownership companies, charter companies, air-taxi companies and high net-worth individuals.

(c)	Aviation services

The Company provides after-sales customer support services and manufactures and markets spare parts for the fleets of its commercial, executive and defense and government customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services. This segment was presented separately for the first time in 2007 and the Company has represented information for 2006.

(d)	Defense and government segment

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

(e)	Others

The Company recognizes revenues related to sales of used aircraft or leases to customers primarily through its leasing subsidiary, ECC Leasing Co. Ltd. In addition, the Company provides structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. The Company also manufactures landing gear, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft.

The accompanying notes are an integral part of these consolidated financial statements.

Other unallocated costs include corporate costs not allocated to the operating segments. Unallocated capital expenditures and depreciation related primarily to shared service assets.

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Net sales by geographic area	2008	2007	2006
Americas (excluding Brazil)
Commercial Aviation	2,401.9	2,277.9	1,407.0
Executive Aviation	446.6	302.2	304.8
Aviation Services	241.8	213.9	180.2
Defense and Government	214.5	156.7	142.1
Others	51.8	69.4	92.7

	3,356.6	3,020.1	2,126.8

Brazil
Executive Aviation	(0.0)	27.7	—
Aviation Services	14.6	46.4	50.2
Defense and Government	214.1	96.9	71.2
Others	53.4	78.0	25.0

	282.1	249.0	146.4

Europe
Commercial Aviation	645.2	485.8	430.1
Executive Aviation	225.1	484.2	161.3
Aviation Services	252.1	227.6	237.0
Defense and Government	16.2	29.2	13.4
Others	7.6	6.4	—

	1,146.2	1,233.2	841.8

Others
Commercial Aviation	1,190.4	612.9	516.1
Executive Aviation	202.3	23.9	116.0
Aviation Services	93.9	40.3	12.4
Defense and Government	59.7	63.6	—
Others	3.9	2.2	—

	1,550.3	742.9	644.5

	6,335.2	5,245.2	3,759.5

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents statement of income information by operating segment:

Operating income	2008	2007	2006
Net sales
Commercial Aviation	4,237.5	3,376.6	2,353.2
Executive Aviation	874.0	838.0	582.1
Aviation Services	602.4	528.3	479.8
Defense and Government	504.5	346.4	226.7
Others	116.8	155.9	117.7

	6,335.2	5,245.2	3,759.5

Cost of sales and services
Commercial Aviation	(3,534.0)	(2,737.3)	(1,780.5)
Executive Aviation	(616.3)	(602.5)	(399.0)
Aviation Services	(387.5)	(393.1)	(349.6)
Defense and Government	(365.6)	(236.8)	(174.5)
Others	(88.3)	(123.8)	(103.2)

	(4,991.7)	(4,093.5)	(2,806.8)

Gross profit
Commercial Aviation	703.5	639.3	572.7
Executive Aviation	257.7	235.5	183.1
Aviation Services	214.9	135.2	130.2
Defense and Government	138.9	109.6	52.2
Others	28.5	32.1	14.5

	1,343.5	1,151.7	952.7

Operating expenses
Commercial Aviation	(331.7)	(299.3)	(303.4)
Executive Aviation	(176.8)	(237.6)	(130.4)
Aviation Services	(88.5)	(80.1)	(25.6)
Defense and Government	(66.0)	(60.5)	(38.0)
Others	(3.0)	(6.0)	—
Unallocated corporate expenses	(140.5)	(94.0)	(112.5)

	(806.5)	(777.5)	(609.9)

Income from operations	537.0	374.2	342.8

The accompanying notes are an integral part of these consolidated financial statements.

The following tables present other information about the Company’s operating segments:

Property, plant and equipment, net	2008	2007
Commercial aviation	230.0	165.8
Executive aviation	48.7	48.8
Aviation services	110.0	56.5
Defense and government	19.0	14.4
Others	4.6	38.6
Unallocated	325.6	241.9

	737.9	566.0

Trade accounts receivable, net	2008	2007
Commercial aviation	0.1	34.7
Aviation services	299.0	190.9
Defense and government	98.7	92.4
Others	46.2	76.4

	444.0	394.4

Advances from customers	2008	2007
Commercial aviation	741.7	608.1
Executive aviation	525.8	439.5
Aviation services	80.3	35.7
Defense and government	250.1	66.3
Others	2.8	20.0

	1,600.7	1,169.6

37	Supplemental Disclosure of Cash Flow Information

Operating income	2008	2007	2006
Cash paid during the year for
Interest	103.5	78.3	99.6
Income taxes	19.2	14.3	89.9

Operating income	2008	2007	2006
Non-cash financing and investing transactions
Dividends payable	—	—	35.6
Assets acquired under capital leases	9.4	11.3	3.9

The accompanying notes are an integral part of these consolidated financial statements.

38	Subsequent Events

(a)	Reduction in personnel

As a consequence of the unprecedented crisis affecting the global economy, particularly the air transportation industry, the Company announced, on February 19, 2009, a revision to its cost structure and a reduction in its workforce in order to adjust its cost and workforce to the new demand for commercial and executive aircraft.

The reduction in personnel represents approximately 20 percent of its 21,362 employees, excluding Harbin Embraer Aircraft Industry Company Ltd. and Ogma - Indústria Aeronáutica de Portugal S.A., concentrating in the production and administrative areas, including the elimination of one layer in the management structure.

(b)	Embraer Overseas Bond repurchase

On March 31, 2009 Embraer repurchased and cancelled US$19.9 (4,97%) bonds of its issuance, totaling US$15.2 (face value of US$19.9), issued by Embraer Overseas. These bonds were repurchased by Embraer Overseas through open market transactions.

*    *    *

The accompanying notes are an integral part of these consolidated financial statements.