Form 20-F
period 2009-12-31
Embraer - Empresa Brasileira de Aeronautica S.A.
filed 2010-04-30
CIK 1355444

As filed with the Securities and Exchange Commission on April 29, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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

Common shares, without par value (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing four common shares)

New York Stock Exchange

US$500,000,000 6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd. Guaranteed by Embraer- Empresa Brasileira de Aeronáutica S.A.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class:

US$500,000,000 6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd.

Guaranteed by Embraer- Empresa Brasileira de Aeronáutica S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009:

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

Presentation of Financial and Other Data

Financial Data

Our audited financial statements at December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 are included in this annual report.

Our financial statements as of and for the years ended December 31, 2005 and 2006 have not been included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export more than 90% of our production and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is our functional currency and the most appropriate currency in which to present our financial statements. As a result, amounts for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards guidance on foreign currency translations. Our financial statements and financial data presented herein and prepared in accordance with U.S. GAAP do not reflect the effects of inflation.

Pursuant to the accounting standard guidance on foreign currency translations as it applies to us, non-monetary assets and liabilities, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity, are remeasured at historical rates of exchange, while monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales and services, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets and other non-U.S. dollar statement of income accounts are remeasured at the rate prevailing on the date of the charge or credit to income. Translation gains and losses are recorded under foreign exchange (gain) loss, net in our statement of income.

In our 2007, 2008 and 2009 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

In our Form 20-F/A filed with the U.S. Securities and Exchange Commission, or SEC, on November 26, 2007, we restated our financial statements for the years ended December 31, 2004, 2005 and 2006.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, changes to accounting principles were introduced in 2008 and other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board) will become effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect to our financial statements prepared in accordance with U.S. GAAP that are included in this annual report. Our financial statements as of and for the years ended December 31, 2007, 2008 and 2009, prepared in accordance with the Brazilian Corporate Law, which are not included in this annual report, are not adjusted to account for the effects of inflation.

As a result of the reconciliation of amounts to the functional currency and other adjustments related to the differences in accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our audited consolidated financial statements presented herein differ from those included in our statutory accounting records.

As a result of the listing of our common shares on the Novo Mercado segment of the BM&FBOVESPA S.A.-Bolsa de Valores, Mercadorias e Futuros de São Paulo, or São Paulo Stock Exchange, since January 2009 we are required to either translate into English our quarterly financial statements, including cash flow statements, prepared in accordance with the Brazilian Corporate Law, or prepare such quarterly financial statements in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards, or IFRS.

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

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2004. These aircraft have been included in our defense data. In July 2005, we started to include the number of aircraft sold by the defense segment to state-owned airlines, such as TAME and Satena, in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	the effects of the current world economic crisis on global and Brazilian economic and market conditions;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian government or international government defense budgets on our revenues;

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

The following table presents our selected financial and other data at and for each of the periods indicated. Selected financial data as of and for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited U.S. GAAP financial statements and are included elsewhere in this annual report. The selected financial data presented for all other periods have been derived from our audited U.S. GAAP financial statements not included herein.

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in US$ millions)
Statement of Income Data
Net sales	5,466.3	6,335.2	5,245.2	3,759.5	3,789.5
Cost of sales and services	(4,352.2)	(4,991.7)	(4,093.5)	(2,806.8)	(2,738.9)

Gross profit	1,114.1	1,343.5	1,151.7	952.7	1,050.6
Operating income (expenses)
Selling expenses	(305.1)	(393.1)	(361.3)	(220.6)	(159.8)
Research and development	(144.0)	(197.0)	(259.7)	(112.7)	(93.2)
General and administrative	(191.5)	(232.4)	(234.8)	(235.5)	(205.2)
Employee profit sharing	—	—	—	(42.7)	(56.1)
Other operating income (expenses), net	(137.9)	16.0	78.3	1.6	(26.1)

Total operating expenses	(778.5)	(806.5)	(777.5)	(609.9)	(540.4)

Income from operations	335.6	537.0	374.2	342.8	510.2
Non-operating income (expense)
Interest income (expenses), net	35.3	(171.4)	163.4	105.4	(4.1)
Foreign exchange gain (loss), net	(94.1)	71.7	(37.7)	(4.0)	(15.2)
Other non-operating income (expenses), net	—	—	—	—	9.1

Total non-operating income (expense)	(58.8)	(99.7)	125.7	101.4	(10.2)

Income before income taxes	276.8	437.3	499.9	444.2	500.0
Income tax (expenses) benefit	(14.5)	(41.1)	(2.7)	(44.4)	(41.6)

Income before equity	262.3	396.2	497.2	399.8	458.4
Equity in earnings (losses) of affiliates	—	—	0.3	(0.1)	(3.1)

Net income	262.3	396.2	497.5	399.7	455.3
Less: Net income attributable to the noncontrolling interests	13.8	7.5	8.2	9.6	9.6

Net income attributable to Embraer	248.5	388.7	489.3	390.1	445.7

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in US$)
Earnings per Share
Common share – basic(3)	0.34	0.54	0.66	0.53	0.58
Preferred share – basic(3)	—	—	—	—	0.64
ADS – basic(3)	1.36	2.16	2.64	2.11	2.55
Common share – diluted(3)	0.34	0.54	0.66	0.53	0.58
Preferred share – diluted(3)	—	—	—	—	0.63

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in US$)
Earnings per Share
ADS – diluted(3)	1.36	2.16	2.64	2.10	2.54
Dividends per Share
Common share(1)(2)(3)	0.18164	0.32837	0.17361	0.21242	0.26080
Preferred share(1)(2)(3)	—	—	—	—	0.28688
ADS(1)(2)(3)	0.72656	1.31348	0.69443	0.84968	1.14752

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Weighted Average Number of Shares Outstanding
Common share – basic(3)	723,665	726,084	740,142	739,904	242,544
Preferred share – basic(3)	—	—	—	—	479,288
Common share – diluted(3)	723,665	726,084	741,047	742,903	242,544
Preferred share – diluted(3)	—	—	—	—	482,739

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in US$ millions)
Balance Sheet Data
Cash and cash equivalents(4)	1,592.4	1,820.7	1,733.8	1,253.1	1,349.8
Temporary cash investments	953.8	380.8	759.3	512.1	563.8
Other current assets	3,093.6	3,715.0	3,156.6	3,026.3	2,702.0
Property, plant and equipment, net	756.8	737.9	566.0	412.2	388.4
Other long-term assets	2,054.9	1,989.5	1,850.2	1,894.0	1,928.4

Total assets	8,451.5	8,643.9	8,065.9	7,097.7	6,932.4

Short-term loans and financing(5)	587.7	529.3	932.7	503.0	475.3
Other current liabilities	2,180.0	3,016.0	2,406.7	2,492.1	2,179.1
Long-term loans and financing(6)	1,455.2	1,296.1	820.3	846.1	1,078.1
Other long-term liabilities	1,800.0	1,523.2	1,588.0	1,318.3	1,532.8
Company shareholder’s equity	2,338.3	2,209.3	2,249.5	1,874.3	1,620.3
Noncontrolling interest	90.3	70.0	68.7	63.9	46.8
Total shareholders’ equity	2,428.6	2,279.3	2,318.2	1,938.2	1,667.1

Total liabilities and shareholders’ equity	8,451.5	8,643.9	8,065.9	7,097.7	6,932.4

Other Financial Data
Net cash provided by operating activities	135.0	381.6	617.0	386.9	346.9
Net cash provided by (used in) investing activities	(506.3)	112.0	(438.2)	(146.4)	(39.9)
Net cash provided by (used in) financing activities	(27.1)	(314.5)	137.0	(395.1)	24.9
Depreciation and amortization	86.7	70.5	58.8	63.9	61.5

(1)	Includes interest on shareholders’ equity.
(2)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which distributions were approved. As of April 1, 2006, each ADS represents four common shares and before such date each ADS represented four preferred shares. The dividends per ADSs reflect the underlying dividends per share multiplied by four.
(3)	As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of former Embraer was exchanged for one common share of Embraer and each ADS of former Embraer was exchanged for one ADS of Embraer.
(4)

As discussed in Note 3(d) to our audited consolidated financial statements, through December 31, 2008, we classified short-term repurchase transactions collateralized by Brazilian government notes and bonds in accordance with the tenor of the underlying asset rather than the tenor of the repurchase transaction itself. As a consequence, short-term repurchase transactions and bank certificates of deposits were classified as temporary cash investments. Starting on January 1, 2009, we changed our classification of this class of securities and, as a consequence, short-term repurchase transactions and bank certificates of deposits with high liquidity are now classified as cash equivalents, thereby causing us to reclassify those transactions as of December 31, 2007 and 2008 in order to provide for a same-basis comparison with transactions existing on December 31, 2009. See Note 3(d) to our audited consolidated financial statements.
(5)	Excludes non-recourse and recourse debt. Includes current portion of long-term debt.
(6)	Excludes non-recourse and recourse debt.

	At and for the year ended December 31,
	2009	2008	2007	2006	2005
Other Data:
Aircraft delivered during period(1):
To the Commercial Aviation Market
ERJ 145	7	6	7	12	46
ERJ 135	—	—	—	—	2
EMBRAER 170	22	9	11	32 / 2	46 / 1
EMBRAER 175	11	55	34	11 / 1	14
EMBRAER 190	62	78 / 1	68	40	12
EMBRAER 195	20	14	10	3	—
To the Defense Market
EMB 120 Brasília	—	—	1	—	—
Legacy 600	—	3	1	—	6
Phenom 100	4
EMB 145	—	1	1	—	1
EMB 135	1	2	—	—	—
EMBRAER 170	—	—	—	4 / 1	—
EMBRAER 190	2	—	2	1	—
EMB 145 AEW&C/RS/MP	—	—	—	—	1
EMB 312 Tucano / AL-X/ Super Tucano	26	15	28	14	24
To the Executive Aviation Market
Legacy 600	18	33	35	27	14
EMBRAER 175 Shuttle	3	1	—	—	—
Phenom 100	93	2	—	—	—
Phenom 300	1	—	—	—	—
To the General Aviation Market
Light Propeller Aircraft	34	26	20	10	31

Total delivered	304	245	218	154	197

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
EMB 120 Brasília	—	—	—	1	—
ERJ 145	8	40	46	53	10
ERJ 135	—	—	—	1	15
ERJ 140	—	—	—	—	20
EMBRAER 170	17	45	31	29	104
EMBRAER 175	15	20	70	74	8
EMBRAER 190	185	237	282	264	178
EMBRAER 195	40	84	47	43	29
In the Defense Market
EMB 145 AEW&C/RS/MP	3	3	—	—	—
EMB 312 Tucano/EMB 314/EP Super Tucano	57	80	51	80	93
EMB 145	—	—	1	—	—
EMB 135	1	1	2	—	—
Legacy 600 / Phenom 100	—	4	3	1	—
EMBRAER 170/ EMBRAER 190	—	2	—	—	3

	At and for the year ended December 31,
	2009		2008		2007		2006		2005
Other Data:
In the Executive Aviation Market
Legacy 450/500/600/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		737		978		766		384		15
In the General Aviation Market
Light Propeller Aircraft		—		—		—		—		6

Total backlog (in aircraft)		1,063		1,494		1,299		930		481

Total backlog (in millions)	US$	16,634.8	US$	20,935.0	US$	18,827.0	US$	14,806.0	US$	10,383.0

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. At April 23, 2010, the selling exchange rate for U.S. dollars was R$1.7624 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. —Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Year ended December 31,
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9500	1.7713
2008	1.5593	2.5004	1.8346	2.3370
2009	1.7024	2.4218	1.9957	1.7412

	Exchange Rate of Reais to US$1.00
	Low	High	Average(2)	Period-end
Month/period ended
November 30, 2009	1.7024	1.7588	1.7262	1.7505
December 31, 2009	1.7096	1.7879	1.7503	1.7412
January 31, 2010	1.7227	1.8748	1.7798	1.8748
February 28, 2010	1.8046	1.8773	1.8416	1.8110
March 31, 2010	1.7637	1.8231	1.7858	1.7810
April 2010 (through April 23)	1.7446	1.7806	1.7605	1.7624

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

In addition, airline travel decreased significantly in 2003 as a result of both the commencement of military action by the United States and other countries in Iraq and the concerns over outbreaks of severe acute respiratory syndrome (SARS) in Asia and Canada. In response to these events, beginning in the fourth quarter of 2001, many airlines, including our largest customers at the time, reduced their flight schedules for the long-term and announced significant lay offs, and a number of airlines filed for bankruptcy protection. As a result, we agreed to modify, between 2001 and 2004, certain delivery schedules to adjust to the changes in our customers’ businesses and reduced scheduled commercial aircraft, executive jet and government transportation aircraft deliveries. In 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. In 2003 and 2004, we also re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$40.6 million and US$16.0 million, respectively.

Although the U.S. and world economies showed some signs of recovery starting in 2004, many airlines continued to face increased competition, escalating insurance costs, increased security costs, credit downgrades, liquidity concerns and bankruptcy, and later sharply higher fuel costs. For example, on January 5, 2010, Mesa Air Group, Inc., or Mesa, one of our important customers, filed for Chapter 11 protection from creditors. From 2000 to

2003, we have delivered 36 ERJ 145 aircraft to Mesa. As a result of our aircraft sales to Mesa and based on our risk assessment of this airline’s Chapter 11 filing, on December 31, 2009 we recorded a US$103.0 million charge against income, of which US$74.4 million are represented by collateral in the form of cash deposited in escrow, in recognition of estimated losses that we classify as probable with respect to financial guarantees extended by us in connection with sales of our aircraft to Mesa.

In the second half of 2007, the economies of the U.S. and many other countries began to experience downturns which were characterized by, among other factors, instability in securities’ value and capital markets, instability of currencies, a widespread reduction in demand, sharp reductions in the availability of credit and inflationary pressure.

By the second half of 2008, the additional effects of the severe economic downturns in our markets included significant reductions in air travel and contractions in corporate and personal spending which, as a result, have negatively impacted our product lines. Additional impacts of such downturns on the air transport industry have included a decrease in orders of executive jets and a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the commercial and executive aviation segments (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”). A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders from our customers for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the air transport industry as a whole and on our business in particular.

In February 2009, we had to lay off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the current global economic crisis. The cost of these layoffs was approximately US$60.4 million. In addition, we also experienced some cancellations of aircraft orders by our customers, including the HNA Group, a Chinese airline, which reduced its firm orders for the ERJ 145 regional aircraft from 50 to 25, of which 18 had been delivered by March 31, 2010 (for more information on aircraft cancellations, see “Item 3D. —Our aircraft sales are subject to cancellation provisions that may reduce our cash flows”). We cannot guarantee that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our revenue and backlog.

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of March 31, 2010, all of our firm orders in backlog for the ERJ 145 regional jet family were attributable to a Chinese company, the HNA Group. The aircraft will be assembled by our joint venture Harbin Embraer Aircraft Industry Company Ltd., formed with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp., or AVIC. In addition, as of March 31, 2010, approximately 52.4% of our firm orders in backlog for the EMBRAER 190 jet aircraft were for the HNA Group from China and JetBlue Airways from the U.S. Furthermore, as of March 31, 2010, approximately 68.4% of our firm orders in backlog for the EMBRAER 195 jet aircraft were for Azul, the new Brazilian airline founded by David Neeleman. We believe that we will continue to depend on a number of key customers, and the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, due to the current global economic crisis, the commercial airline industry is seeking to reduce costs and increase efficiency, and experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of purchases of our aircraft.

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Sales to the Brazilian government accounted for approximately 28% of our defense sales for the year ended December 31, 2009. A decrease in defense spending by the Brazilian government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense sales. We cannot assure you that the Brazilian government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

•

failure of a customer to receive financing, when required, with respect to any aircraft at the scheduled delivery date, in which case, subject to certain conditions (including payment of contractual break-up fees), the customer may cancel the order for the particular aircraft to be delivered or terminate the contract with respect to all undelivered aircraft; or

•	production rate shortfalls.

Our customers may also reschedule deliveries, particularly during an economic downturn. During 2009, we experienced some cancellations of aircraft orders by our customers, including the HNA Group, a Chinese airline, which reduced its firm orders for the ERJ 145 regional aircraft from 50 to 25, of which 18 had been delivered by March 31, 2010. In addition, for a variety of reasons, in 2009 we experienced another 35 cancellations in our commercial aircraft orders, which may have an impact on our results of operations starting in 2011 assuming our backlog remains at current levels until then. This compares to no cancellations in 2008 and 30 cancellations in 2007. Although these cancellations occurred in our commercial aviation business, we cannot guarantee that in the future we will not experience material cancellations in our other aircraft segments. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow and backlog.

Certain of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.

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

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a

“cap”) and, therefore, on average, our residual value guarantee exposure is limited to 18% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,600.2 million as of December 31, 2009. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if in the future we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion of these off-balance sheet arrangements, see Note 35 to our audited consolidated financial statements.

In addition, in connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing Embraer aircraft upon the purchase and acceptance of a new aircraft. In 2008, we were required to accept four aircraft for trade-in, and by April 2009 we were required to accept eight additional commercial aircraft that were subject to trade-in options. Currently, we are subject to trade-in options relating to five aircraft, including two options entered into in 2010 as a result of new sales. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We continuously re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. In this regard, based on our risk assessment of Mesa’s Chapter 11 filing, on December 31, 2009 we recorded a US$103.0 million charge against income, of which US$74.4 million are represented by collateral in the form of cash deposited in escrow, in recognition of estimated losses that we classify as probable with respect to financial guarantees extended by us in connection with sales of our aircraft to Mesa.

Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recoup the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

As a result of past disputes between the Canadian and Brazilian governments at the World Trade Organization, or WTO, regarding the granting of export subsidies relating to sales of aircraft, the Brazilian government ultimately amended the ProEx program so that any ProEx payments would not decrease the effective interest rate below the interest rate permitted by the WTO and the Canadian government has also made changes to their financing arrangements for sales of aircraft by Bombardier, Inc., or Bombardier, a Canadian aircraft manufacturer.

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

In July 2007, Brazil and the Organization for Economic Co-operation and Development, or OECD, countries entered into an agreement to establish a “level-playing field” for official export financing support of aircraft. Export Credit Agencies, or ECAs, from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the agreement financing support by the Brazilian government to the potential purchasers of our aircraft will contain similar terms and conditions offered by The Boeing Company, or Boeing, Airbus S.A.S., or Airbus, and Bombardier to such purchasers. By the end of 2007, the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, started to offer financing to our customers under terms and conditions required by the agreement. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Budgetary constraints of the Brazilian government could reduce funds available to our customers under government-sponsored financing programs.

From 1996 through 2009, approximately 28% of the total value of our export deliveries was subject to financing support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação). As a government agency, the BNDES relies on funds allocated by the Brazilian national budget. We cannot ensure that the Brazilian government will continue to provide sufficient funding in the national budget for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to customers, without an adequate substitute, could lead to fewer deliveries and result in lower profitability for us.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

As we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

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

We may have to refund cash contributions in connection with the production or development of the EMBRAER 170/190 jet family, the Phenom 100/300 jet family and the Legacy 450/500 jet family if certain milestones for each of these aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, a total of US$534.0 million through 2009. Cash contributions do not have to be returned by us to the risk-sharing partners if we fulfill certain milestones agreed with our risk-sharing partners. An amount of US$466.3 million of these cash contributions had become nonrefundable through 2009. If we cancel the production of the Phenoms 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$67.7 million of the total cash contributions already received. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500.

If we require additional financing and we are unable to obtain it, we will not be able to continue to develop and market our Legacy 450/500 aircraft family.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with Boeing, Airbus and Bombardier, all of which are large international companies. Certain of these competitors have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain this market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and, in some instances, benefits from government-sponsored export subsidies. These companies also have significant technological capabilities and greater financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are developing mid-capacity jets and already have firm orders in backlog.

As a relatively new entrant to the business jet market, we also face significant competition from companies with longer operating histories and established reputations in this industry. Also, some of our competitors in the business jet market may reach the market with their product before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. We cannot assure you that we will continue to increase our market share in the business jet market segment as we have been able to do in the past, or that we will not experience a reduction in our current market share in this segment.

We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges.

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and increases in the rates and basis of calculation of such taxes and charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the interest income (expenses), net item in our statements of income. As of December 31, 2009, there was a US$414.7 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian government in the future as payment for these liabilities. For an additional discussion of these liabilities, see Note 17 to our audited consolidated financial statements.

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

Our products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authorities in Brazil and in other countries in which our customers are located, including the Agência Nacional de Aviação Civil, or Brazilian aviation authority, the U.S. Federal Aviation Authority, or FAA, and the European Aviation Safety Agency, or EASA, must certify our aircraft before we can deliver them. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

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

Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy. In particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil. In addition, 2010 is an election year in Brazil and a new president, along with state governors and congressmen, will be elected. Although the transition of power in the last decade has been less disruptive to the overall Brazilian economic scenario than in prior periods, we cannot ensure that a new administration would not implement new government policies that would not be disruptive to Brazil’s relative economic stability that has prevailed in recent years.

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

Brazil experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008 as measured by the Índice Geral de Preços ao Mercado (General Market Price Index), or IGP-M Although Brazil experienced deflation of 1.7% in 2009, as measured by the IGP-M, inflation rates in Brazil were on the rise in early 2010. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

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

For example, in 2002, the real to U.S. dollar exchange rate increased 52.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the R$ to US$ exchange rate decreased 18.2%, 8.1%, 11.8%, 8.7%, and 17.2% in 2003, 2004, 2005, 2006, and 2007,

respectively, in 2008 it increased 31.9% mainly as a result of the global economic crisis. In 2009, the real to U.S. dollar exchange rate decreased 25.5% mainly as the effects of the global economic crisis on the Brazilian economy appeared to be less severe than in other parts of the world. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future.

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

Economic developments and investor perceptions of risk in other countries, including both in developed or emerging market economies, may adversely affect the trading price of Brazilian securities, including our common shares and ADSs.

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the 2008 global economic crisis has had an impact on many economies and capital markets around the world. Such crisis was evidenced by instability in the value of securities and capital markets, stock and credit market volatility, instability of most currencies, unavailability of credit, higher interest rates, a widespread reduction in demand, a general economic slowdown and other factors that could adversely affect our financial condition and diminish investors’ interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our common shares and ADSs, diminish investor interest in securities of Brazilian issuers, including our common shares and ADSs, and make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all.

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

Our bylaws contain provisions that limit the right of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Limitations on the Voting Rights of Certain Holders of Common Shares.”

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. See “ Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Limitations on the Voting Rights of Non-Brazilian Shareholders.”

Holders of ADSs may not be able to exercise their voting rights.

Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADS. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver a proxy card to such holders. We cannot ensure that ADS holders will receive the proxy card in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

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

There is also significantly greater concentration in the Brazilian securities markets than in major securities markets in the United States. See “Item 9C. The Offer and Listing—Markets—Trading on the São Paulo Stock Exchange.”

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

Overview

Embraer-Empresa Brasileira de Aeronáutica S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we operate under the Brazilian Corporate Law. As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, we succeeded to all rights and obligations of former Embraer. See “Item 4A. —Corporate Reorganization” for more information on the merger. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial aviation, executive jet and defense purposes.

As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to develop our commercial aviation business.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190 were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super midsize categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are products in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. For the defense market, we also offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

Corporate Reorganization

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, former Embraer ceased to exist and:

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

Strategic Alliance and Growth Opportunities

Strategic Alliance with the European Aerospace and Defense Group

On November 5, 1999, a group consisting of (1) Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, (2) Dassault Aviation, (3) Thomson-CSF, currently referred to by its trade name ThalesTM, and (4) Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, which we refer to collectively as the European Aerospace and Defense Group, purchased 20% of our outstanding common stock from our existing common shareholders at that time. Most of the common stock purchased by the European Aerospace and Defense Group was owned by our former controlling shareholders.

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders as part of our 2006 corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be a strategic shareholder of Embraer. As of March 31, 2010, each of Dassault Aviation and Safran, individually, held shares representing 0.9% and 1.1% of our total capital stock, respectively. ThalesTM sold all of its shares in October 2006 and EADS sold all of its shares in a secondary offering in February 2007.

Our alliance with the European Aerospace and Defense Group allowed us to develop several business opportunities. For example, our alliance with the European Aerospace and Defense Group led us, together with EADS, to acquire a 65% interest in OGMA-Indústria Aeronáutica de Portugal S.A., or OGMA, and also resulted in the integration by us of the ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business.

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions, as well as enhance our existing relationship with significant world players in the aerospace industry, including any of the members of the European Aerospace and Defense Group.

Joint Ventures and Acquisitions

In July 2008, we acquired for US$20.0 million a 40% interest owned by Liebherr Aerospace SAS, or Liebherr, in ELEB–Equipamentos Ltda., or ELEB, a 60%/40% joint venture that we formed with Liebherr in 1999. ELEB is an aerospace system and component manufacturer and its main products include landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

In December 2002, we formed a joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for the assembly, sale and after-sale support of the ERJ 145 regional jet family in China. We own 51% of the equity of the above-mentioned joint venture company, named Harbin Embraer Aircraft Industry Company Ltd.

In March 2005, a consortium formed by us and EADS acquired 65% of OGMA’s shares through a newly created holding company, named AIRHOLDING, SGPS, S.A. At that time we held 99% of the equity in the referred holding company and EADS held the remaining 1%. Further, in March 2006, EADS exercised its option to increase its interest, and currently holds 30% of the equity in the referred holding company. OGMA is a major representative of the aviation industry in Europe, offering services that include the maintenance repair and overhaul of civil and military aircraft, engines and parts, assembly of structural components and engineering support.

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE, to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. This training program has already started to be offered at CAE SimuFlite in Dallas, Texas, following the commencement of operation of the Phenom 100 in 2008, and has expanded to Burgess Hill in the U.K. in 2009. This joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

Capital Expenditures: Research and Development

We include as part of our capital expenditures our investments both in research and development and in property, plant and equipment.

Capital expenditures relating solely to research and development, which includes the development of products for the commercial airline and executive aviation segments were US$259.7 million in 2007, US$197.0 million in 2008 and US$144.0 million in 2009, net of cash contributions provided by risk-sharing partners. Research and development expenses as a percentage of net sales were 5.0% in 2007, 3.1% in 2008 and 2.6% in 2009. In 2007, 2008 and 2009, we recorded US$23.7 million, US$134.8 million and US$102.2 million, respectively, as deductions to our research and development expenses in connection with payments previously received by us from our risk-sharing partners, given that our EMBRAER 170/190 aircraft family and Phenom 100 received their certifications and we fulfilled other contractual milestones under our risk-sharing arrangements. See “Item 5C. Operating and Financial Review and Prospects—Research and Development.”

In 2007, the real exchange rate increased by 17.2% against the U.S. dollar, which, together with increased research and development investments in connection with the testing stages of the Lineage 1000 and Phenom 100 following their first flights in the second half of 2007, impacted our research and development expenses in that year. Our research and development expenses for 2008 decreased mainly because of US$134.8 million received from risk-sharing partners in connection with the certification of the Phenom 100 and the fulfillment of other contractual milestones under our risk-sharing arrangements. In 2009, our research and development expenses decreased by US$53.0 million because our expenses in this area remained focused on making continued improvements to our existing aircraft and aircraft components, including making follow-up investments on our Embraer Entrepreneurial Excellence Program, or P3E. In addition, our research and development expenses decreased in 2009 as a result of the certification of the Phenom 100 in 2008, the platform of which served as a basis for the platform of the Phenom 300, thereby reducing our need for additional product development expenses for the Phenom aircraft family in 2009.

Our main ongoing project is the development of the Legacy 450/500 executive jets. An estimated US$750 million is expected to be invested overall in fixed assets, research and development for the Legacy 450/500 programs, which were launched by us in April 2008. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500.

In 2010, we expect to invest approximately US$300 million in capital expenditures for research and development and property, plant and equipment. Of this amount approximately US$160 million is expected to be invested in our research and development activities. This US$160 million amount is exclusive of contributions from risk-sharing partners, but includes estimated costs of approximately US$100 million related to the development of our new products, and approximately US$60 million related to the development of technology.

We expect to invest in Brazil approximately 70% of our budgeted US$300 million of total capital expenditure, which includes our investments both in research and development and property, plant and equipment.

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “Item 5C. Operating and Financial Review and Prospects—Research and Development.”

We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs either in the commercial or executive aviation segments.

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 4D. —Property, Plant and Equipment.”

4B.	Business Overview

We are one of the leading manufacturers of commercial aircraft in the world, based on 2009 net sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense markets and aviation services. Our commercial aviation business accounted for 61.6% of our net sales in 2009. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have sold aircraft to military forces in Europe, Asia and Latin America. Our defense business accounted for 9.1% of our net sales in 2009. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our executive jet business accounted for 16.4% of our net sales in 2009. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with them. Our aviation services business accounted for 10.8% of our net sales in 2009. Other related businesses, accounted for 2.1% of our net sales in 2009. For the year ended December 31, 2009, we generated net sales of US$5,466.3 million, of which more than 89.2% was U.S. dollar-denominated. On March 31, 2010, we had a total firm order backlog of US$16.0 billion, which includes 243 firm orders for commercial aircraft.

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

Aircraft Design; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

Strategic Risk-Sharing Partners. With respect to our commercial and executive aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to research and develop these systems and components, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our development expenses through direct contributions of cash or materials. We believe that these strategic relationships enable us to lower our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

Benefits of Funded Development of Defense Products. Historically, research and development expenses related to defense aircraft have been funded in large part by certain of our customers, which in this business segment includes the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell to other military forces the proven defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of March 31, 2010, approximately 23.5% of our workforce was comprised of engineers. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of March 31, 2010, we had more than 880 units of the ERJ 145 jet in commercial operation. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will be popular with major low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of March 31, 2010, we were leaders in the 70-120 seat category in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra large categories. We have developed the Legacy 600, a super midsize jet, the Phenom 100, an entry-level jet, and the Lineage 1000, an ultra large jet, and are developing the Phenom 300, the Legacy 450 and the Legacy 500, executive jets in the light, mid-light and mid-size categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

Continue to Pursue Market Niche Opportunities in the Defense Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in countering present threats which are a global concern, such as terrorism, drug dealing and weapon smuggling.

Continued Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with our customers. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, pilot and maintenance training and spare parts. This is evidenced, for example, by the expansion of our customer support and service base. With respect to maintenance, repair and overhaul, or MRO, we have acquired and implemented several new facilities worldwide including (1) the Nashville, Tennessee MRO facility (2) OGMA, an MRO facility in Portugal, which we began to operate in March 2005 and (3) four new Embraer owned service centers for executive aircraft implemented in 2008 and 2009. We intend to continue to focus on providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and agreements with authorized service centers.

Continue to motivate our employees and improve our production processes and managerial practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve this goal, we must, on a daily basis, continuously seek to implement the most efficient production processes and best managerial practices. Because the success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Entrepreneurial Excellence Program, that are designed to strengthen our internal culture of excellence and improve the efficiency of our operations.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 61.6% of our net sales for the year ended December 31, 2009.

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

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop. The ERJ 145 was certified by the Brazilian aviation authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Chinese aviation authority in December 2000. We began delivering the ERJ 145 in December 1996. In October 2007, we delivered our 1,000th ERJ 145 aircraft, manufactured by Harbin Embraer Aircraft Industry Co. Ltd. to the HNA Group.

The development of the ERJ 145 aircraft was partially based on the EMB 120 Brasília and has approximately 30% commonality in terms of parts and components with that aircraft, including the nose section and cabin. The ERJ 145 has a maximum cruising speed of Mach.78, or 450 knots, and a maximum fully loaded range of 1,060 nautical miles in its standard version. The ERJ 145 is equipped with engines built by Rolls-Royce Allison. These engines are designed to operate 10,000 flight hours between major overhauls and operate at a low fuel cost. In addition, the ERJ 145 is equipped with sophisticated flight instruments, such as engine-indication instruments, crew-alert systems and digital flight control systems produced by Honeywell.

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

The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the Joint Aviation Authority of Europe (the former advisory organization that made certification recommendations to non-EU national authorities), or JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, by EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, by the FAA in September 2005 and by EASA in June 2006. The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006, by EASA in July 2006 and by the FAA in August 2007.

We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality. Aircraft in the family share approximately 89% of the same components. The high level of commonality in this new jet family lowered our development expenses and shortened our development period. We anticipate that this commonality will lead to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family will not share the same wing design. This new mid-capacity jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric and contain state-of-the-art avionics manufactured by Honeywell.

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

Customers

We believe we have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2009, our largest customers, by firm orders, were JetBlue Airways, US Airways, Northwest Airlines, Air Canada, Republic Airlines, Express Jet, American Eagle, HNA Group, Regional (a subsidiary of Air France), Lufthansa, and Azul, the new Brazilian airline founded by David Neeleman in 2008.

For a discussion of these significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our audited consolidated financial statements for additional information on our largest customers.

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. These contracts generally include an option for our customers to purchase additional aircraft for a fixed option price, subject to adjustment based on the same escalation formula. In addition, our contracts provide for after-sales spare parts and services, as well as warranties of our aircraft and spare parts. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France; Fort Lauderdale, Florida; Beijing, China; and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which had 46 firm orders from Chinese airlines since the beginning of 2004, 39 of which had been delivered by March 31, 2010.

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

We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog excludes options and letters of intent for which definitive contracts have not been executed. For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, another 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery of the aircraft. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled.

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

30-60–seat category

The main competitors of the ERJ 145 regional jet family are:

•	the CRJ-100/200/440 (in October 2005, Bombardier announced its plans to stop manufacturing the CRJ-100/200/440 aircraft);

•	the ATR-42, a 50-seat turboprop manufactured by ATR, a joint project of Italy’s Alenia Aeronautica and EADS; and

•	the Q-300, a 50-seat turboprop manufactured by Bombardier, the production of which Bombardier discontinued in May 2009.

Given the success of our regional jet family, the maturity of this market segment and the significant entry barriers in this segment, due mainly to the high development expenses of a new model and the extensive and time-consuming development cycle of a new jet, we believe that we are well-positioned to maintain our market share in the 30-60–seat category with our ERJ 145 regional jet family.

61-90–seat and 91-120–seat categories

We currently face our strongest competition in the 61-90– and 91-120–seat categories. We currently compete against the following aircraft in these categories:

•	ATR-72, a 72-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700 and CRJ-900, 70-seat and 85-seat regional jets produced by Bombardier, respectively;

•	A318, a 100-plus-seat jet produced by Airbus; and

•	737-600, a 100-plus–seat jet produced by Boeing.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CRJ-1000, a 100-seat regional jet launched in February 2007, with first deliveries scheduled for 2010;

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2014;

•	Sukhoi’s SSJ100, a 75- to 95-seat regional jet, with the 95-seat version officially scheduled to enter into service in 2010;

•	COMAC’s ARJ21, a 90- to 105-seat regional jet, with the 90-seat version officially scheduled to enter into service in 2010; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 96-seat regional jet launched in March 2008, which is expected to enter into service by 2015.

The key competitive factors in the markets in which we participate include design and technological strength, aircraft operational costs, price of aircraft, including financing costs, customer service and manufacturing efficiency. We believe that we will be able to compete favorably on the basis of our aircraft performance, efficiency, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price.

Defense Business

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense market. Our products include training/light attack aircraft, C4ISR (Command and Control, Intelligence, Surveillance and Reconnaissance) systems, aerial surveillance platforms, military transport aircraft and government transport aircraft. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs. As of December 31, 2009, we had sold more than 680 defense aircraft to 20 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense business accounted for approximately 9.1% of our net sales for the year ended December 31, 2009.

Products

C4ISR Systems

Embraer has developed three cost-effective, reliable and flexible special-mission aircraft based on the ERJ 145 regional aircraft platform: the EMB 145 Airborne Early Warning and Control (AEW&C), the EMB 145 Multi Intel and the EMB 145 MP (Maritime Patrol). Since its first delivery, a total of 14 such aircraft have been manufactured for the Brazilian Air Force, the Mexican Air Force and the Greek Air Force.

We believe EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful command and control system and a comprehensive set of support systems such as self-protection and communications, including data-links. The EMB 145 AEW&C is operational in the Brazilian, Mexican and Greek Air Forces. In addition, in 2008 we signed a contract with the Indian Air Force to sell them four units of our AEW&C aircraft, which we are currently assembling in compliance with the delivery schedule for this contract.

The EMB 145 Multi Intel, also known as the EMB 145 RS/AGS (Remote Sensing/Airborne Ground Surveillance) aircraft is designed to accomplish the electronic and reconnaissance missions. It features state-of-the-art sensors for IMINT (Image Intelligence), SIGINT (Signal Intelligence) and MASINT (Measurement and Signature Intelligence), and is capable of providing real-time imagery and signals intelligence over ground objectives. It is equipped with extensive sensor suites ranging from high-performance synthetic aperture radar to electro-optical sensors, and includes communications and electronic exploitation systems capable of gathering complete intelligence information. The EMB 145 Multi Intel is currently operational in the Brazilian Air Force.

The EMB 145 MP aircraft is designed to address coastal and blue-water threats. The EMB 145 MP is designed to carry out maritime patrol and anti-submarine warfare missions using maritime and ground surveillance radar and electro-optical sensors, as well as dedicated communications and surveillance equipment. The EMB 145 MP is operational in the Mexican Air Force.

Embraer also develops and integrates state-of-the-art Command and Control, Intelligence, Surveillance and Reconnaissance (C4ISR) systems for defense customers that require accurate information on a real-time basis. Our C4ISR systems operate in all three of our EMB aircraft. The information provided by C4ISR systems seeks to give top defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively. We believe that the entry of Embraer in the C4ISR systems sector is made possible by Embraer’s technical understanding of several key topics such as knowledge management, visualization technologies, decision-making tools and concept-development methodologies. One recent practical example of Embraer’s participation in the C4ISR field is the definition and development of a new datalink protocol, the Link BR2, delivered to the Brazilian Air Force early in 2009.

Training and Light Attack – Super Tucano

The Super Tucano, designated as A-29 by the Brazilian Air Force, is a single-engine, multipurpose, military turboprop that combines effective training and operational capabilities with low acquisition and operating costs. It is an evolution of the EMB-312 Tucano, a prior trainer aircraft with a proven track record, of which more than 650 units were sold to 15 air forces around the world.

It offers solutions for basic to advanced weapons training, such as in-flight virtual training. It also offers operational capabilities required for border surveillance, close air support operations and counterinsurgency (COIN) missions. It offers avionics comparable to those of fourth generation fighter jets, ejection seats, an onboard oxygen-generating system and outstanding external load capability.

The Super Tucano is used for advanced pilot training and for surveillance operations in the Amazon region of Brazil in connection with the Brazilian government’s Sistema de Vigilância da Amazônia – SIVAM (System for the Surveillance of the Amazon) program. Since its first delivery in 2004 until December 31, 2009, 83 Super Tucano aircraft were delivered to the Brazilian Air Force.

In December 2005, we received firm orders for 25 Super Tucano aircraft from the Colombian government and by the end of 2008 all aircraft had been delivered. In 2009, we delivered the first four Super Tucanos purchased by the Chilean Air Force under a contract for a total of 12 aircraft, and the first two Super Tucanos purchased by the Dominican Republic Air Force under a contract for a total of eight aircraft. The first Super Tucano deliveries to the Ecuadorian Air Force, which has ordered 24 aircraft in 2008, are scheduled for January 2010.

Military Transport – KC 390

In April 2009, Embraer signed the KC-390 development contract with the Brazilian Air Force. This new jet will meet the needs of the Brazilian Air Force, and will be in compliance with the new National Defense Strategy. The aircraft is expected to enter service in 2015. Research and development expenses associated with the KC-390 will be borne by the Brazilian Air Force.

This jet will have a cargo bay equipped with an aft ramp to transport a wide variety of cargo, including armored vehicles, and will be equipped with the most modern systems for handling and launching cargos.

The KC-390 can be refueled in flight and can be used for in-flight or on-ground refueling of other aircraft. The cargo bay will allow configurations for Medical Evacuation (MEDEVAC) missions. The technical advances of the KC-390 include fly-by-wire technology, which lessens pilots’ work load by optimizing mission results and increasing safety and the capability for operating on short and rustic runways.

Government Transport Aircraft

We are marketing our wide line of commercial and executive jets, as well as derivatives of these airplanes to defense customers. For example, in 2007, we delivered one Legacy 600 to the Angolan government, and one ERJ 145 to the Nigerian government. In 2008, we delivered one Legacy 600 to the Ecuadorian government.

Another important example of our sales of commercial jets to defense customers includes our delivery in 2009 of two modified versions of the EMBRAER 190 commercial aircraft to the Brazilian Air Force to serve as the presidential aircraft. These aircraft have a spacious and comfortable cabin, including space for meetings and a private area for the Brazilian president. These jets also have special safe communications systems, and can carry up to 54 passengers and crew members. The nonstop range of these jets from Brazil’s capital city, Brasília, reaches any destination in South America, thereby offering great operating flexibility. In addition, in 2009 we delivered two ERJ 135s to the Thai Armed Forces for VIP transport and two Phenom 100s to the Pakistani Air Force.

In addition to Brazil, our other government customers operating Embraer jets for the transportation of government authorities include Belgium, Greece, Colombia, Ecuador, India, Thailand, Nigeria and Angola.

Other Projects and Activities

We offer military aircraft modernization services and we currently have two ongoing programs contracted with the Brazilian Air Force. The first one, known as F-5BR, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. The second ongoing contract, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years.

Brazilian Navy Aircraft Modernization Program

In April 2009, Embraer entered into an agreement with the Brazilian navy to modernize 12 of its A-4 Skyhawk aircraft. This is the first contract with the Brazilian Navy, and the upgrade will incorporate new technology to those aircraft, including new avionics, radar, power production and autonomous oxygen generating systems.

Competition

Our defense systems aircraft face rigorous competition from various manufacturers from different countries in each market segment.

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

In the military transport segment, our competitors include Lockheed Martin C-130, Alenia C-27J and CASA C-295.

Executive Aviation Business

We developed a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we have launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high-net-worth individuals. Our executive aviation segment accounted for 16.3% of our net sales for the year ended December 31, 2009, resulting from the delivery of 18 Legacy 600 jets, 93 Phenom 100 jets, one Phenom 300 jet and three Lineage 1000 jets. On March 31, 2010, our firm orders in backlog for our executive jets totaled US$5.5 billion.

The Legacy 600 shares important qualities with our regional jet platform. However, although the Legacy 600 has some of the same components of our airliners, such as the ERJ 135, the Legacy 600’s interior, fuel tank, controller and indication systems and its winglets differ from those of our airliners. The executive version of the Legacy 600 was certified by the Brazilian aviation authority in December 2001, by the JAA in July 2002 and by the FAA in August 2002.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 300 carries up to nine people and has a larger fuselage and wingspan and longer range than the Phenom 100. It is powered by Pratt & Whitney Canada’s PW535E engine and has entered into service in the second half of 2009. Pratt & Whitney Canada, Garmin and Eaton were our risk-sharing partners for this program. The Phenom 100 jet carries from six to eight people and is powered by Pratt & Whitney Canada’s PW617F engine. In the second half of 2008, the Phenom 100 entered into service.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters), and is powered by GE CF34-10E7 engines. The Lineage 1000 has entered into service in the first half of 2009.

In April 2008, we formally launched two new programs in the medium jet categories, namely the mid-light Legacy 450 jet, with a 2,300 nautical mile range, and the mid-size Legacy 500 jet, with a 3,000 nautical mile range. Both programs were approved by our Board of Directors in March 2008. The Legacy 450/500 jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600.

In October 2009, we presented the new Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association, in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super midsize Legacy 600 and will have a longer range for up to 14 passengers. The Legacy 650 will fly up to 3,900 nautical miles nonstop with four passengers or 3,800 nautical miles with eight passengers, that is approximately 500 nautical miles more than the Legacy 600’s range.

The competitors of the Legacy 600 and the Legacy 650 include aircraft produced by Dassault Aviation, Bombardier, Gulfstream and Hawker Beechcraft. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna Aircraft Co. and Raytheon. Boeing and Airbus are the main competitors for the Lineage 1000 ultra-large jet.

We include an executive jet order in backlog once we have received a firm commitment, represented by a signed contract. We customarily receive a deposit at the time of order, progress payments totaling 15% to 30% of the aircraft price, and the full payment of the balance is due upon delivery. We generally receive between US$10,000 and US$200,000 for each option to purchase an executive jet.

Aviation Services Business

We provide after-sales customer support services for the fleets of our commercial, executive and defense customers. Activities in this segment include the sale of spare parts, maintenance and repair, customer training and other product support services. Revenues for the aviation services segment accounted for 10.8% of our net sales for the year ended December 31, 2009. Our after-sales customer support and spare parts business falls into several categories:

•	field support;

•	technical support, which includes engineering support, maintenance engineering and technical publications;

•	material support, which includes spare parts sales and distribution;

•	product warranty and repair administration;

•	total care programs; and

•	customer training.

This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We also established a pooling program that allows customers to exchange used parts for new or refurbished parts.

We expect to enhance customer support and services offered to the executive aviation segment. We have added four wholly-owned service centers since 2007, and are revamping the authorized service center network for executive jets. By the end of 2010, we estimate that we will have 38 service centers to support our executive jet fleet. We also offer our executive aviation customers a total care program, known as “EEC – Embraer Executive Care,” which provides a comprehensive package of services. In 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and has expanded to Burgess Hill in the U.K. in 2009. This joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to invest in parts inventory and logistics, as well as in the improvement of our special maintenance programs for the Phenom 300 and the Legacy 650 and also plan to offer it in new regions, particularly Asia.

Other Related Businesses

We recognize revenues related to the selling or leasing of used aircraft to customers primarily through our leasing subsidiary, ECC Leasing Co. Ltd. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our other related businesses accounted for 2.1% of our net sales for the year ended December 31, 2009.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2009, we had delivered a total of 1,075 of these aircraft, including 34 in 2009. We had no crop duster aircraft in backlog at December 31, 2009.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created, in September 2002, two wholly-owned subsidiaries: ECC Leasing Co. Ltd. and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing Co. Ltd is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us as trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

The consolidated pre-owned aircraft business, through ECC Leasing Co. Ltd. in Ireland, has contributed accumulated net income of US$37.2 million since its inception through December 31, 2009. Sales campaigns of new aircraft, where the acceptance of trade-in aircraft as part of payment were accepted, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving EMBRAER170, EMBRAER175 and EMBRAER 190 pre-series aircraft, contributed to the current results. During this period, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio comprised of 79 aircraft, of which 25 are under operating leases, 11 are available or under lease/sale negotiations, nine are performing flight tests at Embraer, and 34 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

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

As more pre-owned aircraft begin to trade in the market, Embraer and ECC Leasing Co. Ltd. have created the “Embraer Lifetime Programme” to better support our customers. The program will allow customers to select from a wide array of services, including, among other things, training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage. Customers who opt into this program will pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among other things. The program will allow us to continuously improve the level of support we offer to our pre-owned aircraft customers. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package.

Markets

The following table sets forth our net sales by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2009		2008		2007
	(in US$ millions)
Commercial Aviation
North America	580.9		2,140.3		1,942.2
Latin America (excluding Brazil)	149.6	(1)	261.6	(1)	335.7
Pacific Asia	782.8		1,101.4		410.6
Brazil	245.8		—		—
Europe	1,387.0		645.2		485.8
Others	221.6		89.0		202.3

Total	3,367.7		4,237.5		3,376.6

Executive Aviation
North America	309.7		345.8		278.1
Latin America (excluding Brazil)	46.5		100.8		24.1
Pacific Asia	234.4		202.3		23.9
Brazil	77.7		—		27.7
Europe	173.4		225.1		484.2
Others	54.6		—		—

Total	896.3		874.0		838.0

Defense
North America	8.6		28.8		0.3
Latin America (excluding Brazil)	184.7		185.7		156.4
Pacific Asia	75.3		53.8		2.6
Brazil	215.3		214.1		96.9
Europe	10.1		16.2		29.2
Others	4.8		5.9		61.0

Total	498.8		504.5		346.4

Aviation Services
North America	248.5		231.2		206.2
Latin America (excluding Brazil)	5.6		10.6		7.8
Pacific Asia	51.1		56.7		33.4
Brazil	17.0		14.6		46.4
Europe	231.8		252.1		227.6
Others	33.6		37.2		6.9

Total	587.6		602.4		528.3

Other Related Businesses
North America	26.7		51.5		58.7
Latin America (excluding Brazil)	3.7		0.3		10.6
Pacific Asia	1.7		4.0		2.2
Brazil	31.9		53.4		78.0
Europe	16.3		7.6		6.4
Others	35.6		—		—

Total	115.9		116.8		155.9

(1)	Includes deliveries to Azul.

Joint Ventures

We formed a joint venture company in December 2002 with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of the above-mentioned joint venture company named Harbin Embraer Aircraft Industry Company Ltd. We have granted the joint venture a license for the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. As of March 31, 2010, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with five Chinese airlines for a total of 46 ERJ 145 aircraft, 39 of which had been delivered by March 31, 2010. In October 2007, the 1,000th jet of the ERJ 145 family was delivered by Harbin Embraer Aircraft Industry Co. Ltd.

In October 2006, we entered into an agreement with CAE to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. This training program has already started to be offered at CAE SimuFlite in Dallas, Texas. The joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

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

In addition, we have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers, and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. Once we select our risk-sharing partners, and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.”

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

•

Hamilton Sundstrand, a U.S. company and a wholly-owned subsidiary of United Technologies Corp., which develops and produces the aircraft’s tail core, auxiliary power unit, electrical systems and the air management system;

•	Sonaca, which is responsible for the aircraft’s wing slats;

•	Gamesa, which is responsible for the rear fuselage and the vertical and horizontal tail surfaces;

•	Latecoere, a French company, which manufactures two of the three fuselage sections;

•	C&D Aerospace, which designs, develops and manufactures the aircraft interior; and

•	Grimes Aerospace Company, a U.S. company and a wholly-owned subsidiary of AlliedSignal Inc., which develops and manufactures the exterior and cockpit lighting.

In addition, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the final assembly of the wings of the EMBRAER 190 and EMBRAER 195 aircraft and paid us compensation of US$57 million. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. However, the referred agreement does not cover the production of parts for the EMBRAER 170 and EMBRAER 175 aircraft.

Executive Jets

The risk-sharing partners for our Legacy 600 and the Lineage 1000 are the same as those for our ERJ 145 jet family and EMBRAER 170/190 jet family, respectively. The main risk-sharing partners for the Legacy 450/500 jet family are BMW Group, Honeywell, Rockwell Collins, Héroux-Devtek, Goodrich, B/E Aerospace and Parker and the main risk-sharing partners for the Legacy 650 include Rolls-Royce and Honeywell. The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the supplier of the engines, Garmin, the supplier of the avionic systems, and Eaton Corporation, the supplier of hydraulic systems.

Cash contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$534.0 million through 2009. Cash contributions become nonrefundable upon the fulfillment of certain developmental milestones. The amount of US$466.3 million of these cash contributions had become nonrefundable through 2009. If we cancel the production of the Phenoms 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$67.7 million of the total cash contributions already received. The Phenom 100 and the Phenom 300 were certified in 2008 and 2009, respectively. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Support and Services

Customer satisfaction is a critical to our success. Our goal is to best serve our customers and, with this goal in mind, we are constantly seeking to support our customers and develop services for the enhancement of airline operations, the optimization of operating costs and the maximization of aircraft availability.

We have a worldwide presence with five regional units strategically positioned around the globe in order to provide us with greater agility in the understandings of the needs and desires of our customers respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, which supports our customers in North America;

•	Villepinte, France, which supports our customers in Europe, Africa and the Middle East;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	sales services managers.

Our headquarters in São José dos Campos also offer the following services:

•	a customer support contact center available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support, know as the Embraer Fleet Technical Center;

•	flight operations support;

•	maintenance support engineering;

•	business development;

•	technical publications development; and

•	customer training.

We train our customers’ pilots, flight attendants and mechanics, thereby guaranteeing the initial qualification needed in order to operate and maintain our executive jets. We also provide maintenance training at our units and/or at our customers’ facilities using our own qualified instructors and certified training program. While providing flight operations training, we use our preferred training provider, Flight Safety International, who provides training solutions on a global basis, with training centers located in North America, Europe and Asia-Pacific.

We established a spare parts pooling program that allows customers to exchange used parts for new or refurbished parts, in which 45 customers in 36 countries participate, covering a fleet of nearly 300 aircraft. In addition to this spare parts pooling program, our customer service programs cover from expendables vendor-managed inventory to tooling and ground support equipment rental, and exchange programs for rotables. We also offer total support programs, such as the Life Time Program, a comprehensive coverage designed for pre-owned aircraft operators.

We also own and operate facilities for maintenance, repair and overhaul, or MRO, at (1) Nashville, Tennessee, (2) Alverca, Portugal (called OGMA) and (3) Gavião Peixoto, Brazil.

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we make use of the following tools and forums:

•	a customer satisfaction assessment performed monthly, which aims to develop action plans to allow us to provide effective responses to our clients;

•	a customer support satisfaction survey performed yearly in order to identify the competitive position of EMBRAER (in 2009 this survey was conducted with the participation of 70 airlines);

•	specific action plans and commitments with each customer known as Customer Integrated Action Plan;

•	teamwork and systematic identification of problems affecting us and our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	the Embraer Operators’ Conferences that takes place yearly in the various regions where we have clients;

•	a maintenance cost workshop that occurs yearly where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference; and

•	forums for discussions in the web portal FlyEmbraer to foster the exchange of experiences among customers.

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. Instead, we assist our customers in obtaining financing arrangements from different sources, including capital providers such as leasing companies, commercial banks, capital markets and the BNDES. In addition, the current economic downturn, which has dried up many financing sources for aircraft purchases, has required a higher level of involvement from manufacturers to help customers obtain financing for their aircraft purchases. As a response to the current credit shortage, we have been working together with customers to develop new sources of funds, especially from nontraditional financiers. We are also looking for long-term relationships and expect to broaden the alternatives available to support our clients’ financing needs, therefore contributing to reduce the funding gap caused by the current tight credit markets. For example, we have signed a memorandum of understanding with the Chinese leasing company, CDB Leasing Co., to support aircraft financing and leasing for our clients in a total amount of up to US$2.2 billion dollars.

Airlines may sometimes require short-term bridge financing prior to arranging long-term debt financing because, for the airlines, a quick delivery of the aircraft may be crucial to access the markets and long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, at market rates, to customers who already have their financing arrangement structured or who are in the process of negotiating such arrangements.

The BNDES-exim sponsored Program, a Brazilian government program, provides Embraer’s customers with direct financing under terms that are usually more attractive than those associated with customer financings from traditional commercial sources. In 2009, approximately 32% of our commercial aviation deliveries were supported by the BNDES, as compared to 14% in 2008 and no such support in 2007. Embraer’s expectation is that the decline of funding availability from traditional sources (i.e., debt and lease financing) may be partially offset by financing from the BNDES to the airlines.

See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Budgetary constraints of the Brazilian government could reduce amounts available to our customers under government-sponsored financing programs.”

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2009, we had 433 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the certification of aircraft and aircraft manufacturers. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), or ANAC, created in 2005 under the Ministry of Defense to regulate, supervise and certify aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, and the EASA for the European Union. Some countries simply validate and complement original certification of the Brazilian aviation authority or of the FAA or the EASA, in accordance with their own rules. The Brazilian aviation authority has a bilateral certification agreement with the FAA under which the FAA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

Once an aircraft is certified by the Brazilian aviation authority and FAA, some authorities, such as those in Australia and Mexico, may ratify the product certification. Other countries, such as Canada, require compliance with their own specific national requirements before certification. In Europe, since September 2003, EASA has become the regulatory authority for the EASA member countries, including Germany, Italy, France, the United Kingdom, Spain and the Netherlands. Most of the remaining non-EU countries, such as Switzerland, still operate under the rules of the JAA. The JAA is not a certification authority, but rather an advisory aviation organization that makes recommendations to the EASA.

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

•	The ERJ 145 XR version was certified by the Brazilian aviation authority in August 2002 and the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian aviation authority in June 1999, the FAA in July 1999 and the European aviation authority in October 1999.

•	The ERJ 140 was certified by the Brazilian aviation authority in June 2001 and the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian aviation authority in December 2001, the JAA in July 2002 and the FAA in August 2002.

•	The EMBRAER 170 was certified by the Brazilian aviation authority, the FAA, the JAA, EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	The EMBRAER 175 was certified by the Brazilian aviation authority in December 2004, EASA in January 2005, TCCA, the Canadian certification authority, in July 2005 and the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian aviation authority in August 2005, the FAA in September 2005 and EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian aviation authority in June 2006, EASA in July 2006 and the FAA in August 2007.

•	The Phenom 100 executive jet was certified by the Brazilian aviation authority and the FAA in December 2008.

•	The Lineage 1000 executive jet was certified by the Brazilian aviation authority, the FAA and EASA in December 2008.

•	The Phenom 300 was certified by the Brazilian aviation authority in December 2009.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4C.	Organizational Structure

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

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC – International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate Square Footage	Owned/ Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center	5,902,102	Owned	—

São José dos Campos, SP, Brazil (Eugênio de Mello)	Assembly facility	3,658,884	Owned	—

Botucatu, SP, Brazil	Assembly facility	222,000	Owned	—

Harbin, China	Assembly facility	258,067	Owned(1)	—

Gavião Peixoto, SP, Brazil	Testing and assembly facilities	191,648,512	N/A(2)	—

Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased	2035

São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2012

Fort Lauderdale, Florida	Support center	91,500	Leased	2030

Nashville, Tennessee	Aircraft maintenance and support center	316,128	Leased	2018 (revewable 2028)

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
Le Bourget, France	Aircraft maintenance and support center	33,500	Leased	2010(3)

Villepinte, France	Representative offices and support center	70,202	Leased	2014

Beijing, China	Representative offices	3,444	Leased	2013

Singapore	Representative offices	2,303	Leased	2013

Mesa, Arizona	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable 2036)

Windsor-Locks, Connecticut	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable 2036)

Fort Lauderdale, Florida	Aircraft maintenance and support center	54,00	Land is leased. Buildings are leasehold improvements owned by Embraer	2030 (renewable 2035)

Melbourne, Florida	Assembly facility (under construction)	181,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2038 (renewable 2058)

Dallas, Texas	Training center for pilots and aircraft maintenance personnel	8,564	Leased	2022

Burgess Hill, UK	Training center for pilots and aircraft maintenance personnel	8,500	Leased	Contract being finalized.

Evora, Portugal	Manufacturing facility for metallic aeronautical structures (under construction)	964,511	Owned	—

Evora, Portugal	Manufacturing facility for aeronautical structures in composite (under construction)	1,519,832	Owned	—

Dublin, Ireland	Administrative offices	220	Leased	Renegotiation of lease being finalized.

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.
(3)	Expires in December 2010.

Our total disbursements in capital expenditures related to property, plant and equipment were equal to US$208.9 million in 2007, US$235.0 million in 2008 and US$103.8 million in 2009. These investments are related mainly to construction of facilities, improvements to our plant and production facilities and modifications for the production of new aircraft models. In 2010, we expect disbursements in capital expenditures related to property, plant and equipment to total approximately US$140 million, which will be primarily related to (1) improvements for our existing facilities, including to the Phenom 100 and Phenom 300 assembly lines, (2) the construction of the Melbourne, Florida plant, which was started in May 2008, (3) the construction of two plants in Evora, Portugal, which was started in July 2008, and (4) investments related to the development of technology, particularly in the robotics infrastructure of our Botucatu plant.

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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately four months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2008 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “Item 4B. Information on the Company—Business Overview—Commercial Aviation Business—Products—EMBRAER 170/190 Jet Family.”

To accommodate our production of the ERJ 145 regional jet family and our EMBRAER 170/190 jet family, as well as any production of our executive jets, we have expanded our production facilities and acquired new facilities and will continue to coordinate with our risk-sharing partners to accommodate any future production needs. We built a new facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight-testing capabilities and provide a final assembly line for our defense aircraft and of our executive jets. This facility has been operational since November 2002 and consists of a test runway and other features to handle the assembly of our defense programs, an MRO facility, and the Phenom’s production hangar in Gavião Peixoto. We are also conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational executive jet interior factory at Gavião Peixoto. In September 2000, we purchased a new facility in São José dos Campos in the State of São Paulo, Brazil, where we currently manufacture small parts and components for our aircraft. Our China joint venture has constructed a production facility for the ERJ 145 jet family in Harbin, China.

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of March 31, 2010, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2007, 2008 and 2009, we invested US$5.1 million, US$5.6 million and US$4.5 million, respectively, in environmental matters and we expect to spend approximately US$4.0 million on environmental matters in 2010 for the construction of new facilities and modification of existing facilities relating to environmental compliance and improvements.

For information on how climate change may affect our commercial aircraft segment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Commercial Aircraft.”

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

ITEM 4.A	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market

The following discussion is based largely upon our current expectations about future events, and trends affecting our business, actual results for our industry and performance could differ substantially. See “Introduction—Special Note Regarding Forward-Looking Statements.” For factors which could affect our industry in the future and our own future performance, see “Item 3D. Key Information—Risk Factors.”

Commercial Aircraft

The fundamental drivers of air travel growth are a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. Despite the current market uncertainties, we believe that from 2009 to 2028 world air travel demand should grow an average of 4.5% to 5% per year in terms of passenger kilometers flown. We believe that the air transportation industry will tend to recover gradually after the end of the current economic crisis, and that the long-term growth trend may be restored. However, the current global economic downturn reduced the global demand for air travel, causing financial difficulties for some major commercial airlines, including certain of our customers. In turn, this caused a reduction in the demand for commercial aircraft, including those manufactured by Embraer. In addition, the current global economic downturn resulted in a credit shortage that might impair the ability of commercial airlines, including certain of our customers, to finance their aircraft acquisition (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

We expect China to lead growth in air travel in the next 20 years in terms of passenger kilometers flown, with an average annual rate of around 7%, followed by Latin America, Russia and the Commonwealth of Independent States. We expect that demand in Asia and Africa will grow around 5%, and that growth in the European and North American markets will stay below 4%, in all cases in terms of passenger kilometers flown.

In North America, airlines have operated in a difficult environment of reduced demand and lower yields, generating negative financial results. Main strategies have been focused on cost reductions, increased productivity and improved efficiency through better match of market demand with more adequate aircraft capacity. We believe that airlines are cautiously optimistic, even though industry revenue is expected to decline, mainly due to the reduction in demand. Regional airlines continue to provide essential hub feeder and capacity adjustments to network carriers. Low-cost airlines are no longer increasing their share in the domestic market as fast as in the past, mainly because of weaker economic and market demand scenarios.

In Europe, revenue environment will remain under pressure as a result of the economic scenario. Regional carriers are supporting network airlines’ adjustments of capacity and frequency of services by replacing larger aircraft. Environment, noise and greenhouse gas emissions issues are expected to dominate the regulatory agenda and will shape the development of new technologies in European air transportation. Aviation industry will be subject to the Emissions Trade System, or ETS, and to the imposition of potential “green taxes” which tend to be implemented under more stringent regulatory measures. Airlines are expected to replace aging aircraft to avoid green taxes.

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

In the Asia-Pacific region, airlines are suffering with the decrease in international passenger and cargo demand due to the economic crisis. The Asia-Pacific fleet is still comprised mainly of high-capacity narrow-body aircraft, which restricts adequate deployment to medium- and low-density markets. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate major opportunities for regional aviation in the coming years.

In China, airlines have been affected by the economic growth slowdown, which reduced market demand in the air transport industry. The Chinese air transport industry is mainly concentrated in high-capacity aircraft, which do not have the adequate capacity to serve most of the medium- and low-density markets properly. Nevertheless, the Chinese government is implementing new policies to promote a greater regional aviation development.

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

The Commonwealth of Independent States air transport industry is diverse, consisting of aged fleets belonging to several small, state-owned airlines. In Russia, import taxes represent a significant barrier for airlines that intend to renew their fleet with Western aircraft. Airline consolidation is in progress in the region and is focused on the improvement of air transport system efficiency. Opportunities for regional aviation rely on the replacement of the huge, old and inefficient Soviet fleet.

We estimate a global demand for around 6,000 jets in the 30- to 120-seat-capacity category over the next 20 years, which may generate global sales of new aircraft of around US$200 billion. We believe 30- to 60-seat-capacity category has reached maturity, but will remain the backbone of the North American hub-feeding system and will support the regional aviation development in some other world regions, such as Russia, the Commonwealth of Independent States, Mexico, Africa and South America.

The 61- to 120-seat capacity category will continue to help airlines match aircraft capacity to market demand with improved service levels, through the right-sizing of low load factor narrow-body flights. In addition, the jets in this category tend to replace older jets, expand into new markets and support the natural growth of regional airlines on high-demand routes operated by smaller jets.

We believe that fuel emission is becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. We estimate that more than 700 units of the current 30- to 120-seat fleet in service are over 20 years old, and should soon be replaced by new jets, such as Embraer’s commercial aircraft, with a view to reducing the impact of such emissions on the environment.

Executive Aircraft

Market Overview

The global economic crisis has rapidly and severely affected the executive aviation market since the last quarter of 2008. The decreasing buying power of companies and individuals, the large inventory of pre-owned jets for sale, the shrinking number of financing sources and the restricted financing conditions were the facts that marked 2009 as representing a reversal of the growth cycle that began in the five prior years.

Charters and fractional ownership providers, which have grown considerably in 2006 to 2007, are now suffering the effects of the global economic crisis. The FAA data regarding fractional utilization in the U.S. shows that total operations were down more than 30% in the first half of 2009 on a year-over-year basis. Honeywell estimates the fractional segment took only 21 new jets through the third quarter of 2009, down 76% from 2008 levels.

In October 2009, the U.S. government reported gross domestic product, or GDP, to have risen close to 3% in the third quarter of 2009, suggesting that the recession was starting to slow down in the third quarter of that year (or shortly before that) following four negative quarterly growth rates for GDP. Nevertheless, there is risk of a new downward spiral following a period of short-lived recovery, once the government cuts back on its fiscal stimulus programs.

In February 2009, the General Aviation Manufacturers Association reported that the industry delivered 870 business jets in 2009 (25% less than the previous year’s output), equivalent to US$17.2 billion in 2009. This figure is 23% lower than in 2008. We believe that this current downturn will persist in 2010. A high number of order cancellations may continue to occur, which should lead to further reduction of deliveries in 2010 and 2011. We believe a recovery in the executive jet segment will begin in 2011/2012, and, as a result, executive jets manufacturers will continue to adjust production capacity and product pricing throughout 2010.

We estimate that the global executive aviation market between 2010 and 2019 will be valued at approximately US$190 billion (similar to Embraer’s 2009 projections, though more conservative in the short-term).

According to our post-crisis market perspective, compound annual revenue growth for the executive jet segment from 2010 to 2019 is expected to reach 4.2%. In terms of units delivered, growth expectancy will reach 4.8%, which is higher than our last year’s 0.9% forecast, due in part to the fact that in comparison to an unusually low year (2009) for deliveries, growth in 2010 delivery levels will seem substantial.

Since 2005, the industry has witnessed an increase in the participation of nontraditional markets (i.e., outside the U.S. and Western Europe) in overall sales levels. Recently, some manufacturers have registered 70% of orders coming from outside the U.S. market. However, due to the overall downturn in emerging economies caused by the global economic crisis, we anticipate that the steep reduction in sales of executive aviation in the U.S. will not be offset by the growth of demand in nontraditional markets. Revenue from non-U.S. orders is believed to account for 52% of total industry revenue during the next ten years, representing an increase of three percentage points from our last year’s estimate.

Latin America, Asia-Pacific and China are expected to show the highest growth-rates in deliveries in the medium-to-long terms. Lighter jets categories have generally been well accepted, particularly in Latin America, as they are more suitable to local needs. Thus, we believe that sales of light and entry-level jets will be key to sustaining the expected growth in Latin America. While the Latin American growth stems mainly from substitution of the turboprop fleet, we believe that Asian growth rates will be sustained by the region’s economic performance and by the prospect of diminishing regulatory and fiscal barriers, which, until now, have dampened demand. These factors should favor demand for aircraft with larger cabins and longer ranges within the region.

Although China has experienced a recent growth in demand based on overall strong economic performance in the region, the tight government control over air space and the lack of a sufficient civilian airport infrastructure are still major hurdles that we believe will continue to hamper the Chinese executive aviation market in the short-and medium-terms.

Our Executive Aircraft

Overview

We continued to make solid progress throughout 2009, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, Phenom 300 and Lineage 1000, we have continued to evaluate and explore opportunities in the executive aviation market. In April 2008, we formally launched the mid-light Legacy 450 jet and the mid-size Legacy 500 jet. The Legacy 450/500 jets will be positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

Although industry sales activity has suffered a notable freeze since the fourth quarter of 2008 and several cancellations were experienced, the Phenom executive jets family maintained the number of firm contracts to over 750 aircraft during 2009. In addition, since the beginning of its program, we have sold over 20 Lineage 1000 jets around the world and in 2009 delivered 18 Legacy 600 jets. As Embraer continues to introduce new products in the executive jet market, the total number deliveries in this segment is expected to continue to increase in upcoming years.

Legacy 600 and Legacy 650

In October 2009, we presented the new Legacy 650 jet, during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association, in Orlando, Florida. The large executive jet category Legacy 650 is based on the successful platform of the super midsize Legacy 600, and will have a longer range for up to 14 passengers. The Legacy 650 will fly up to 3,900 nautical miles nonstop with four passengers, or 3,800 nautical miles with eight passengers, meaning approximately 500 nautical miles farther than the Legacy 600.

This significant increase in range was accomplished through extensive airframe modifications, such as reinforced wings and landing gear, larger fuel capacity, and new highly efficient and more powerful Rolls-Royce AE 3007A2 engines. Honeywell’s new Primus EliteTM avionics suite will equip the Legacy 650 and future Legacy 600s. The Legacy 650 achieved these results while maintaining the same comfortable and functional interior of the Legacy 600, with its three distinct cabin zones and spacious galley, as well as the largest in-flight accessible baggage compartment of any executive jet. Cabin noise levels were reduced with a state-of-the-art sound insulation package and the high-speed Internet data link has been upgraded to Inmarsat’s SwiftBroadband System. Important city pairings now possible for this large business jet are London to New York; Dubai to London or Singapore; Miami to São Paulo; Singapore to Sydney; or Mumbai to central Europe. Two efficient Rolls-Royce AE 3007A2 engines power the Legacy 650. In addition to its longer range, the Legacy 650 has outstanding performance capabilities in hot and/or high destinations, such as Dubai, Aspen, Telluride and Toluca (Mexico). La Paz (Bolivia) also becomes a viable destination for the Legacy 650, due to the High Altitude Landing and Takeoff capability that allows the aircraft to operate out of airports at elevations of up to 13,800 feet. The Honeywell Primus Elite™ avionics system has the powerful graphics that only liquid crystal displays (LCD) can deliver.

The successful first flight of the Legacy 650 took place on September 23, 2009, at Embraer’s flight test facility in the Gavião Peixoto facility located in the state of São Paulo, Brazil. The second Legacy 650 first flew on September 24, 2009 in São José dos Campos, Brazil. Both aircraft have begun their flight test campaigns, and certification is expected for the second half of 2010.

The Legacy 600 has entered its eighth year of production and still has broad market acceptance, mainly among customers in Europe. The aircraft also has a good acceptance in the Middle East with a fleet of 23 aircraft spread within the region.

In June 2009, we delivered in São José dos Campos, Brazil, the 1,100th aircraft derived from the ERJ 145 jet family. The airplane in question was a Legacy 600 executive jet, a model which has reached over 180 deliveries to 25 countries since entering service in 2002. Based on the bestselling platform of the ERJ 145 regional jet, with nearly 900 jets delivered to airlines worldwide since 1996, the Legacy 600 has become increasingly popular with private owners, charter operators, corporations and governments. The Legacy 600 shares important qualities with our regional jet platform, including low fuel consumption, reduced operating costs, ease of maintenance and outstanding reliability. It is customized for the needs of the executive aviation market with a range of 3,400 nautical miles, top quality interior finishing, three distinct cabin zones, excellent comfort and global assistance at dedicated executive jet service centers.

Legacy 600 deliveries declined from 33 units in 2008 to 18 units in 2009 due to the global economic downturn. With a fleet of more than 180 jets in 24 countries, the Legacy 600 holds a 15% market share in the super midsize category.

Legacy 450 and Legacy 500

An estimated US$750 million is expected to be invested overall in fixed assets, research and development for the new Legacy 500 and Legacy 450 models. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We believe that these two aircraft programs will help strengthen our position in the market and set our portfolio as one of the most comprehensive of the executive aviation industry.

In May 2009, Embraer selected Honeywell to be the supplier of the Audio/Video and Cabin Management System for the Company’s midlight Legacy 450 and midsize Legacy 500 executive jets. Honeywell’s Ovation®Select™ Cabin Connection Suite provides a vivid high-definition audio/video experience and a fully digital cabin management solution with intuitive controls and state-of-the-art features.

Also in May 2009, we announced, during a press conference at the ninth European Business Aviation Conference and Exhibition, that the midlight Legacy 450 and midsize Legacy 500 executive jet programs have completed the Joint Definition Phase, which began in July 2008 and involved over 100 engineers from key system suppliers, as well as Embraer’s own staff.

Phenom 100 and Phenom 300

In July 2009, Phenom 100 received the type certificate from Australia’s Civil Aviation Safety Authority. This certification is in addition to the Phenom 100’s approvals from the ANAC and the FAA in December 2008 and the EASA, in April 2009.

The first two Phenom 100 units were delivered in December 2008 to U.S. customers and an additional 97 of these aircraft were delivered during 2009, of which 93 were delivered to executive aviation customers and four to defense aviation customers.

In March 2009, we signed our first Phenom 100 individual owner Embraer Executive Care contract in the United States. Embraer began deliveries of the first units of the entry level Phenom 100 executive jet in Brazil at the end of June 2009. The first customers to receive the aircraft were Algar Aviation from Uberlândia, Minas Gerais, to be used for its charter operations; Wellborn Participações from Londrina in the state of Paraná; and Locar Guindastes e Transportes Intermodais from São Paulo in the state of São Paulo.

In December 2009, Embraer received the type and production certificates for its Phenom 300 executive jet from the ANAC in a ceremony held at Embraer’s headquarters, in São José dos Campos. The FAA type certificate for the Phenom 300 was also issued in December 2009. The Phenom 300’s maximum range, originally designed to be of 1,800 nautical miles, has been extended to 1,971 nautical miles with six occupants, all in compliance with minimum remaining fuel reserves requirements set forth by the Instrument Flight Rules of the National Business Aviation Association. Runway performance also significantly improved over the initial targets. Takeoff field length at maximum takeoff weight is now 3,138 feet, considerably better than the original expected 3,700 feet, while landing distance at maximum landing weight improved to 2,621 feet, or 329 feet shorter than the targeted 2,950 feet.

The first Phenom 300 was delivered at the Company’s headquarters on December 29, 2009 to Executive Flight Services, a wholly-owned aircraft management subsidiary of Executive AirShare, which received the aircraft on behalf of an undisclosed customer. Embraer has begun delivering its Phenom 300 executive jet just one year after the first Phenom 100 customers received their aircraft.

Lineage 1000

In January 2009, the Lineage 1000 received the Type Certificate and the Supplemental Type Certificate from the FAA. This ultra-large jet was also awarded type certification from the ANAC and the EASA in December 2008. The Lineage 1000 has exceeded development targets. Tests conducted with the Lineage 100 demonstrated that its initially projected range has been surpassed by approximately 5%, which will result in lower operating costs and, as a consequence, should allow a better market penetration for the Embraer’s ultra-large model.

Launched in May 2006, the Lineage 1000 is the largest and most refined executive jet in Embraer’s portfolio. The aircraft is based on the EMBRAER 190 commercial jet, which was certified in August 2005. The Lineage 1000 represents the fourth family of our executive jets, and currently operates in 35 countries and has flown more than 2.2 million hours. In 2009, we delivered five Lineage 1000 aircraft: three to our executive aviation customers and two to our defense customers.

Customer Service Centers Network for the Executive Aviation

We have developed our customer support and services structure in the latest years to enhance our customers’ satisfaction in operating our executive jets. In 2009, we completed several achievements, including our certification of three new authorized service centers in India, the United Arab Emirates and Canada.

We have also celebrated the first anniversary of our Executive Jets Service Center at Le Bourget Airport in France, which received in July 2009 the EASA certification to perform maintenance services on the Phenom 100 jet. We have also celebrated the first year of operations of our two newest U.S. executive jets maintenance, repair and overhaul centers in Mesa, Arizona, and Fort Lauderdale, Florida.

We have reinforced our partnership with Falcon Aviation Services, of Abu Dhabi by signing an agreement to extend its maintenance capabilities to the ultra-large Lineage 1000 executive jet.

In August 2009, we announced our new Customer Support Contact Center dedicated to executive jets and offering complete and timely assistance for their operational, technical and maintenance needs. The initiative had already been operating for North American Phenom 100 customers since December 2008, and was expanded to offer worldwide support for all Embraer executive jet models. This Customer Support Contact Center is based at Embraer’s headquarters, in São José dos Campos. Its priority is to minimize downtime, from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

Embraer’s executive jets customer support and services structure is ready for the Phenom 300’s entry into service and to support operations of the Phenom 100, the Legacy 600, the Legacy 650 and the Lineage 1000 operations. The Embraer executive jets service centers network currently consists of six owned centers and more than 30 authorized service centers worldwide.

Brazilian Economic Environment

The current economic crisis, including the events negatively affecting the commercial airline industry and the ensuing negative effects on the U.S. economy, have adversely affected the global and Brazilian economies and securities markets, and have resulted in:

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

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

In 2008, Brazil’s GDP increased 4.8% and the real exchange rate decreased by 31.9% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IGP-M, was 9.8% and the average CDI interest rate was 12.0% in the same period.

In 2009, the Brazilian economy demonstrated resilience to the economic crisis in comparison with certain other countries. Several macroeconomic indicators improved during the year, and despite the anticipated deceleration of GDP growth for 2009, the Central Bank reported in its Focus Report published on January 8, 2010 its expectation of only a small decrease in Brazilian GDP of 0.3% in 2009. In addition, solid macroeconomic conditions and greater economic stability allowed the Central Bank to return to the strategy of reducing interest rates, with the effective cumulative SELIC rate reaching 8.75% by the end of July 2009, its lowest historical level.

Similarly, the real appreciated by 25.5% against the U.S. dollar during 2009. According to the Central Bank, international reserves remained above US$200 billion throughout the year (US$238.52 as of December 31, 2009), which represented a significant increase relative to the end of 2008.

According to the Focus report published by the Central Bank on April 12, 2010, positive growth of 5.31% is estimated for Brazilian GDP in 2010 and an inflation rate of 5.21% is expected for the same period.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the IGP-M and published annually by Fundação Getulio Vargas, and the fluctuation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2009	2008	2007	2006	2005
Inflation (General Market Price Index)	(1.7)%	9.8%	7.7%	3.8%	1.2%
Exchange Rate Variation (R$/US$)	25.5%	(31.9)%	17.2%	8.7%	11.8%

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

Sales and Other Operating Revenues

We recognize revenues from sales made by the commercial, executive, aviation services and defense segments when title and risk of ownership is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is provided to the customer.

We also recognize rental revenue for leased aircraft under operating leases ratably over the lease term and record such revenue as net sales other related businesses when presenting information by operating segment.

In the defense segment, a significant portion of revenues is derived from long-term development contracts with Brazilian and foreign governments, for which we recognize revenues under the percentage of completion, or POC, method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

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

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting if all of the following criteria are met:

•	the delivered item has value to the client on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially under our control.

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

We offer contractual concessions that provide our customers with a reduction in the amount paid for the aircraft. The concessions are recorded as sales deductions in accordance with the accounting standard which discusses accounting for consideration given by a vendor to a customer, because the concessions represent a reduction of the sales price. In addition, the recovery of the concessions through the export incentive programs is recognized as revenue associated with the sale and exportation of the aircraft and recorded as net sales.

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

Guarantees and Trade-In Rights

We have provided financial and residual value guarantees and trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we have provided credit guarantees by analyzing a number of factors, including third-party credit ratings and estimated obligors’ borrowing costs.

Certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. The accounting standard for guarantees has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During the years ended December 31, 2009, 2008 and 2007, the fair value of guarantees recorded by us generated a credit to sales deductions of US$2.6 million and sales deductions of US$2.9 million and US$2.5 million, respectively.

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

We apply the accounting guidance for consolidation of variable interest entities, or VIEs, and consolidate special purpose entities, or SPEs, in which we have a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where we are the primary beneficiary are consolidated. When we are no longer the primary beneficiary, the assets and liabilities related to the aircraft are deconsolidated from our balance sheet.

We determine whether we are the primary beneficiary or a significant interest holder principally based on a qualitative assessment of the VIE. This includes a review of the VIE’s capital structure, contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and our interests in the entity which either create or absorb variability. We evaluate the design of the VIE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if we are the primary beneficiary, we use a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

Recoverability of Long-lived Assets

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

Principal Operating Data and Components of our Statement of Income

Operating Data

The following chart sets forth statistical data concerning our deliveries and backlog for our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5D. —Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,
	2009		2008			2007
Commercial Aviation
Deliveries		122		162			130
ERJ 145		7		6			7
EMBRAER 170		22		9			11
EMBRAER 175		11		55			34
EMBRAER 190(1)		62		78 /	1		68
EMBRAER 195		20		14			10
Defense(2)
Deliveries		7		6			4
Executive Aviation
Deliveries		115		36			35
Other Operating Information
Total Backlog (in millions)	US$	16,634.8	US$	20,935.0		US$	18,827.0

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Net Sales

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 and Phenom 100 executive jets. Net sales of commercial and executive aircraft are denominated in U.S. dollars. In 2009, total defense net sales included approximately 56.8% of net sales denominated in foreign currency, predominantly in U.S. dollars, and 43.2% denominated in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). In 2009, total aviation services net sales included approximately 97.1% of net sales denominated in U.S. dollars and other foreign currencies and 2.9% in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. Finally, we generate revenue from our other related businesses, which include operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. We receive a 5% deposit upon signing of a purchase agreement for our executive aircraft and an additional deposit of 30% to 50% of the purchase price prior to delivery, depending on the specific terms of the purchase agreement and the aircraft sold. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “Item 5A. —Critical Accounting Estimates—Sales and Other Operating Revenues.”

Our sales contracts with our customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indices related to raw material and labor costs. The deposits, progress payments and option payments are nonrefundable for the most part. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

We recognize revenue from the sale of our defense aircraft, including the research and development for specific programs, in accordance with the percentage of completion method. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

•

Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs are primarily real-denominated.

•

Depreciation. Property, plant and equipment is depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment is depreciated over 16 years.

Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

In accordance with the accounting standard for contingencies, we accrue a liability for the obligations associated with product warranties at the aircraft delivery date, which is estimated based on historical experience and recorded in cost of sales and services.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

Recent Developments

Backlog

As compared to our firm order back-log at December 31, 2009, our backlog for the commercial aviation, executive aviation and defense segments decreased by US$0.6 billion during the first quarter of 2010, totaling US$16.0 billion. During the first quarter of 2010, we delivered 41 aircraft in total, comprising 21 jets to the commercial airline market, 19 jets to the executive aviation segment and one to the government and defense segment.

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. As our production rate has been maintained at the 23 commercial and executive jets per month level, we currently maintain our estimates to deliver 227 aircraft in 2010 within our commercial and executive aviation businesses.

Unaudited Results for the Quarter ended March 31, 2010

On April 29, 2010, we announced our unaudited financial results for the first quarter of 2010. For further information, see our report on Form 6-K furnished to the SEC on April 29, 2010, which is not incorporated by reference into this annual report.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated.

	Year ended December 31,
	2009	2008	2007
	(in US$ millions)
Net sales:
Commercial aviation	3,367.7	4,237.5	3,376.6
Executive aviation	896.3	874.0	838.0
Aviation services	587.6	602.4	528.3
Defense	498.8	504.5	346.4
Other related businesses	115.9	116.8	155.9

Total	5,466.3	6,335.2	5,245.2
Cost of sales and services:
Commercial aviation	(2,775.9)	(3,534.0)	(2,737.3)
Executive aviation	(721.5)	(616.3)	(602.5)
Aviation services	(400.9)	(387.5)	(393.1)
Defense	(381.1)	(365.6)	(236.8)
Other related businesses	(72.8)	(88.3)	(123.8)

Total	(4,352.2)	(4,991.7)	(4,093.5)
Gross profit:
Commercial aviation	591.8	703.5	639.3
Executive aviation	174.8	257.7	235.5
Aviation services	186.7	214.9	135.2
Defense	117.7	138.9	109.6
Other related businesses	43.1	28.5	32.1

Total	1,114.1	1,343.5	1,151.7
Operating expenses:
Commercial aviation	(458.2)	(425.7)	(359.8)
Executive aviation	(145.2)	(196.2)	(252.6)
Aviation services	(83.5)	(101.9)	(89.5)
Defense	(57.8)	(77.1)	(66.7)
Other related businesses	(33.6)	(5.6)	(8.8)

Total	(778.5)	(806.5)	(777.5)

Income from operations	335.6	537.0	374.2

The following table sets forth statement of income information, and such information as a percentage of our net sales, for the periods indicated.

	Year ended December 31,
	2009		2008		2007
	(in US$ millions, except percentages)
Net sales	5,466.3	100.0%	6,335.2	100.0%	5,245.2	100.0%
Cost of sales and services	(4,352.2)	79.6	(4,991.7)	78.8	(4,093.5)	78.0

Gross profit	1,114.1	20.4	1,343.5	21.2	1,151.7	22.0
Operating (income) expenses
Selling expenses	(305.1)	5.6	(393.1)	6.2	(361.3)	6.9
Research and development	(144.0)	2.6	(197.0)	3.1	(259.7)	5.0
General and administrative	(191.5)	3.5	(232.4)	3.6	(234.8)	4.5
Employee profit sharing	—	—	—	—	—	—
Other operating income (expenses), net	(137.9)	2.5	16.0	0.2	78.3	1.5

Total operating expenses	(778.5)	14.2	(806.5)	12.7	(777.5)	14.8

Income from operations	335.6	6.1	537.0	8.5	374.2	7.1
Non-operating income (expense)
Interest income (expenses), net	35.3	0.6	(171.4)	2.7	163.4	3.1
Foreign exchange gain (loss), net	(94.1)	1.7	71.7	1.1	(37.7)	0.7

Total non-operating income (expense)	(58.8)	1.1	(99.7)	1.6	125.7	2.4

Income before income taxes	276.8	5.1	437.3	6.9	499.9	9.5

	Year ended December 31,
	2009		2008		2007
	(in US$ millions, except percentages)
Income tax (expenses) benefit	(14.5)	0.3	(41.1)	0.6	(2.7)	—

Income before equity	262.3	4.8	396.2	6.3	497.2	9.5
Equity in earnings of affiliates	—	—	—	—	0.3	—

Net income	262.3	4.8	396.2	6.3	497.5	9.5
Less: Net income attributable to noncontrolling interests	13.8	0.3	7.5	0.1	8.2	0.2

Net income	248.5	4.5%	388.7	6.1%	489.3	9.3%

2009 Compared with 2008

Net Sales

Net sales decreased 13.7% from US$6,335.2 million in 2008 to US$5,466.3 million in 2009. Net sales in the commercial aviation segment decreased 20.5% from US$4,237.5 million in 2008 to US$3,367.7 million in 2009. Net sales in the executive aviation segment increased 2.6% from US$874.0 million in 2008 to US$896.3 million in 2009. Net sales from aviation services decreased 2.5% from US$602.4 million in 2008 to US$587.6 million in 2009. Defense net sales decreased 1.1% from US$504.5 million in 2008 to US$498.8 million in 2009. Other related businesses net sales decreased 0.7% from US$116.8 million in 2008 to US$115.9 million in 2009.

The decrease in commercial aviation net sales is primarily a consequence of reduced deliveries in this segment in 2009 We delivered 122 commercial aircraft in 2009, as compared to 162 aircraft in that segment in 2008, a decrease of 40 commercial aircraft, or 24.7%. The decrease in the number of deliveries in the commercial aviation segment in 2009 reflects the effects of the current financial crisis effects and its impacts on the global airline business, which in turn affected demand for commercial aircraft. The increase in executive aviation net sales resulted from a 219.4% increase in deliveries of executive jets in 2009, or 79 jets, from 36 executive jets in 2008 (including 33 Legacy 600, two Phenom 100 and one Embraer 175) to 115 in 2009 (including 18 Legacy 600, 93 Phenom 100, one Phenom 300 and three Lineage 1000). Although the Embraer aircraft fleet around the world increased in 2009, revenues in aviation services decreased because fleet utilization was reduced, which in turn more than offset the positive effects of the fleet increase. The decrease in defense net sales is mainly a result of a higher R$/US$ average exchange rate in 2009 as compared to 2008, which reduced the total U.S. dollar amount of the real-denominated revenues in this segment in 2009, given that our functional currency is the U.S. dollar.

Cost of Sales and Services

Cost of sales and services decreased 12.8%, from US$4,991.7 million in 2008 to US$4,352.2 million in 2009, in line with the 13.7% decrease in net sales during 2009. As most of our costs are variable, a significant change in net sales will tend to cause a corresponding change in our cost of sales and services. In addition, the fixed component of our cost of sales and services experienced an increase as a result of a 4.5% across-the-border salary increase approved for our workforce in September 2009. Cost of sales and services as a percentage of net sales increased from 78.8% in 2008 to 79.6% in 2009.

Cost of sales and services in the commercial aviation segment decreased 21.5% from US$3,534.0 million in 2008 to US$2,775.9 million in 2009. Cost of sales and services in the executive aviation segment increased 17.1%, from US$616.3 million in 2008 to US$721.5 million in 2009. This increase in cost of sales and services at a higher rate than the increase in net revenues in the executive aviation segment is mainly a result of the addition of new aircraft (particularly the Phenom 100) to our executive aviation assembly line, which is associated with an inherent assembly learning curve that is overcome with time, as the production process of this aircraft becomes more efficient. Cost of sales and services from aviation services increased 3.5% from US$387.5 million in 2008 to US$400.9 million in 2009. Cost of sales and services in the defense segment increased 4.2% from US$365.6 million in 2008 to US$381.1 million in 2009. Cost of sales and services in other related businesses decreased 17.7% from US$88.3 million in 2008 to US$72.7 million in 2009.

Gross Profit

As a result of the foregoing, our gross profit decreased 17.1% from US$1,343.5 million in 2008 to US$1,114.1 million in 2009. Our gross margin decreased from 21.2% in 2008 to 20.4% in 2009.

Operating Income (Expenses)

As further explained below, operating expenses decreased 3.6% from US$806.5 million in 2008 to US$778.5 million in 2009. Operating expenses as a percentage of net sales increased from 12.7% in 2008 to 14.2% in 2009.

Research and development. Research and development expenses decreased 26.9% from US$197.0 million in 2008 to US$144.0 million in 2009. This decrease is explained mainly by the fact that our expenses in this area remained focused on making continued improvements to our existing aircraft and aircraft components, including making follow-up investments on our Embraer Entrepreneurial Excellence Program (P3E). In addition, our research and development expenses decreased in 2009 as a result of the certification of the Phenom 100 in 2008, the platform of which served as a basis for the platform of the Phenom 300, thereby reducing our need for additional product development expenses for the Phenom aircraft family in 2009. Amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which serves to offset our research and development expenses, decreased 24.2% from US$134.8 million in 2008 to US$102.2 million in 2009.

Selling expenses. Selling expenses decreased 22.4% from US$393.1 million in 2008 to US$305.1 million in 2009 due to a smaller number of aircraft delivered in 2009 and the lower level of the global economic activity in 2009, which negatively impacted the demand for new aircraft and caused a reduction in our commercial activities and the expenses we incur in connection with those activities.

General and administrative expenses. General and administrative expenses decreased 17.6% from US$232.4 million in 2008 to US$191.5 million in 2009, mainly due to savings obtained from the implementation and continued improvement of a process optimization program, known as the P3E (Embraer Entrepreneurial Excellence Program), focused on cost and expense control and gains in productivity. This program started to be implemented in 2007 and continued to be improved during 2008 and 2009. Two other factors contributing to the decrease in general and administrative expenses are (1) cost reduction measures implemented in the first quarter of 2009, which included an approximate 20% reduction in our workforce in February 2009, and (2) the appreciation of the R$/US$ average exchange rate in 2009, which more than compensated for the impact of the 4.5% salary increase in September 2009 that was also applicable to our administrative personnel.

Other operating income (expenses), net. Other operating income, net decreased from a net other operating income of US$16.0 million in 2008 to a net other operating expense of US$137.9 million in 2009, mainly due to a US$103 million provision made by us in connection with the MESA Air Group bankruptcy Chapter 11 filling in January 2010. See Note 29 to our audited consolidated financial statements.

Income from Operations

As a result of the foregoing factors, operating income decrease 37.5% from US$537.0 million in 2008 to US$335.6 million in 2009. Our operating margin decreased from 8.5% in 2008 to 6.1% in 2009.

Interest Income (Expense), Net

Interest income (expense), net, increased from a net interest expense of US$171.4 million in 2008 to a net interest income of US$35.3 million in 2009, primarily as a result of (1) an 11.2% increase in the weighted average amount of our real-denominated cash and cash equivalents and temporary cash investments, from US$762.9 million in 2008 to US$848.6 million in 2009, which earned more interest income than our U.S. dollar-denominated investments, and (2) the appreciation of the R$/US$ average exchange rate in 2009.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net decreased from a net foreign exchange gain of US$71.7 million in 2008 to a net foreign exchange loss of US$94.1 million in 2009, reflecting net foreign exchange rate variations on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Income Tax Expense

Income tax expenses decreased from US$41.1 million in 2008 to US$14.5 million in 2009, mainly as a result of:

•	the effects of foreign exchange movements on our nonmonetary assets; and

•	higher research and development tax incentives.

Our effective tax rate decreased from 9.4% in 2008 to 5.3% in 2009.

Net Income

As a result of the foregoing factors, our net income decreased 36.1% from US$388.7 million in 2008 to US$248.5 million in 2009. As a percent of net sales, net income decreased from 6.1% in 2008 to 4.5% in 2009.

2008 Compared with 2007

Net Sales

Net sales increased 20.8% from US$5,245.2 million in 2007 to US$6,335.2 million in 2008. Net sales in the commercial aviation segment increased 25.5% from US$3,376.6 million in 2007 to US$4,237.5 million in 2008. Net sales in the executive aviation segment increased 4.3% from US$838.0 million in 2007 to US$874.0 million in 2008. Net sales from aviation services increased 14.0% from US$528.3 million in 2007 to US$602.4 million in 2008. Defense net sales increased 45.6% from US$346.4 million in 2007 to US$504.5 million in 2008. Other related businesses net sales decreased 25.1% from US$155.9 million in 2007 to US$116.8 million in 2008.

The increase in commercial aviation net sales is primarily due to a higher number of deliveries during the period. We delivered 162 aircraft in 2008, compared to 130 aircraft in 2007 for that segment, with a more favorably priced product mix. This increase in the number of deliveries for all segments is due to positive results obtained by us from measures implemented in 2007, which continued to be improved in 2008, with a view to adjusting our industrial processes in order to meet our delivery schedule. The increase in executive aviation net sales resulted from the delivery of 36 executive jets in 2008, including 33 Legacy 600, two Phenom 100 and one Embraer 175, compared to 35 Legacy 600 delivered in 2007. In addition, the product mix of the executive aircraft that we delivered in 2008 was more favorably priced than the product mix of executive aircraft delivered in 2007. The increase in net sales from aviation services is mostly a result of the fact that the aircraft fleet that we serviced in 2008 was larger than the fleet serviced in 2007. The increase in defense net sales is due to increased sales in South America, including sales of Super Tucano aircraft to Chile, Ecuador and the Dominican Republic, and of the sale of an airborne early warning and control (AEW&C) system to India. Defense net sales increased in 2008 as a result of further progress made by us in certain projects, allowing us to increase the revenue we record under the corresponding long-term development contracts we have with our customers, which revenues are recognized pursuant to the percentage of completion method.

Cost of Sales and Services

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

Cost of sales and services in the commercial aviation segment increased 29.4% from US$2,737.3 million in 2007 to US$3,534.0 million in 2008. Cost of sales and services in the executive aviation segment increased 2.2% from US$602.5 million in 2007 to US$616.3 million in 2008. Cost of sales and services from aviation services decreased 1.4% from US$393.1 million in 2007 to US$387.5 million in 2008. Cost of sales and services in the defense segment increased 54.4% from US$236.8 million in 2007 to US$365.6 million in 2008. Cost of sales and services in other related businesses net sales decreased 28.7% from US$123.8 million in 2007 to US$88.3 million in 2008.

Gross Profit

As a result of the foregoing, our gross profit increased 16.7% from US$1,151.7 million in 2007 to US$1,343.5 million in 2008. Our gross margin decreased from 22.0% in 2007 to 21.2% in 2008.

Operating Income (Expenses)

As further explained below, operating expenses increased 3.7% from US$777.5 million in 2007 to US$806.5 million in 2008. Operating expenses as a percentage of net sales decreased from 14.8% in 2007 to 12.7% in 2008.

Research and development. Research and development expenses decreased 24.1% from US$259.7 million in 2007 to US$197.0 million in 2008. This decrease relates mainly to the reduced spending for the development of new products for the executive aviation segment and for the research for improvements to all our products. Amounts received from our risk-sharing partners related to the fulfillment of certain contractual milestones, which serves to offset our research and development expenses, increased 468.8% from US$23.7 million in 2007 to US$134.8 million in 2008.

Selling expenses. Selling expenses increased 8.8% from US$361.3 million in 2007 to US$393.1 million in 2008 due to higher marketing campaign expenses related to our executive aviation products, as well as an increase in variable sales expenses in 2008 because of the higher number of deliveries.

General and administrative expenses. General and administrative expenses decreased 1.0% from US$234.8 million in 2007 to US$232.4 million in 2008, mainly due to savings obtained from the implementation of a process optimization program, known as the P3E (Embraer Entrepreneurial Excellence Program), focused on cost and expense control and gains in productivity, which program started to be implemented in 2007 and continued to be improved in 2008. This decrease in general and administrative expenses was partially offset by the 10.1% salary increase, which was also applicable to our administrative personnel.

Other operating income (expenses), net. Other operating income, net decreased 79.6% from US$78.3 million in 2007 to US$16.0 million in 2008, mainly due to the reversal in 2007 of a contingency provision in the amount of US$104.8 million, as a result of a final Supreme Court decision that was granted in our favor in a lawsuit in which we challenged the broader taxable basis for calculating PIS/COFINS taxes. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 17 to our audited consolidated financial statements.

Income from Operations

As a result of the foregoing factors, operating income increased 43.5% from US$374.2 million in 2007 to US$537.0 million in 2008. Our operating margin increased from 7.1% in 2007 to 8.5% in 2008.

Interest Income (Expense), Net

Interest income (expense), net decreased from a net interest income of US$163.4 million in 2007 to a net interest expense of US$171.4 million in 2008, primarily as a result of:

•	US$148.3 million in losses with derivatives;

•

US$89.9 million reversal of interest expenses and penalties in 2007, related to our PIS/COFINS contingency provision, as a result of a final Supreme Court decision that was granted in our favor in 2007 in a lawsuit in which we challenged the broader taxable basis for calculating the PIS/COFINS taxes (see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”); and

•

a 56% decrease in our income from temporary cash investments from US$165.7 million in 2007 to US$72.8 million in 2008, mainly as a result of (A) a decrease in the average stock of temporary cash investments and cash and cash equivalents, starting at US$1,185.7 million as of December 31, 2007 and ending at US$810.1 million as of December 31, 2008, and (B) a general reduction in interest rates in Brazil and abroad.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased from a net foreign exchange loss of US$37.7 million in 2007 to a net foreign exchange gain of US$71.7 million in 2008, reflecting net foreign exchange rate variations on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Income Tax Expense

Income tax expenses increased from US$2.7 million in 2007 to US$41.1 million in 2008, mainly as a result of:

•	the effects of foreign exchange movements on our nonmonetary assets;

•	a decrease in tax benefits that resulted from our reduced distributions of interest on shareholders’ equity in 2008; and

•	lower research and development tax incentives.

Our effective tax rate increased from 0.5% in 2007 to 9.4% in 2008.

Net Income

As a result of the foregoing factors, our net income decreased 20.6% from US$489.3 million in 2007 to US$388.7 million in 2008. As a percent of net sales, net income decreased from 9.3% in 2007 to 6.1% in 2008.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from research and development, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4B. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300 and the Lineage 1000 executive jets, (2) develop our new Legacy 450/500/650 executive jets, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

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

Net Cash Provided by Operating Activities and Working Capital

In 2009, net cash provided by operating activities was US$135.0 million, compared to net cash provided by operating activities of US$381.6 million in 2008, and net cash provided by operating activities of US$617.0 million in 2007. The decrease in the inflow of cash from operating activities in 2009 is primarily a result of reduced sales and an abrupt reduction in our production rate, which causes advances from customers and trade accounts payable to reduce at a faster rate than inventories, trade accounts receivables and customer and commercial financings.

We had a working capital surplus of US$2,371.2 million at December 31, 2008 and US$2,872.1 million at December 31, 2009. Our working capital needs increased in 2009 for the same reasons that explain the decrease in inflow of cash from operating activities in 2009, as previously explained.

Net Cash Provided by (Used in) Investing Activities

In 2009, net cash used in investing activities was US$506.3 million, compared to net cash provided by investing activities of US$112.0 million in 2008 and net cash used in investing activities of US$438.2 million in 2007.

Despite a reduction in our research and development expenses, we experienced an outflow of cash from investing activities in 2009 mainly as a result of an increase in our average stock of temporary cash investments due to our purchases of temporary cash investment instruments in that year, which started at US$380.8 million as of December 31, 2008 and ended at US$953.8 million as of December 31, 2009.

Net Cash Provided by (Used in) Financing Activities and Total Debt

In 2009, net cash used in financing activities was US$27.1 million, compared to net cash used in financing activities of US$314.5 million in 2008 and net cash provided by financing activities of US$137.0 million in 2007. During 2009, we raised new borrowings of US$1,461.8 million, compared to new borrowings of US$1,886.2 million and US$1,772.0 million during 2008 and 2007, respectively. Furthermore, we also repaid US$1,483.0 million of our indebtedness in 2009, compared to repayment in the aggregate amount of US$1,770.4 million and US$1,471.9 million in 2008 and 2007, respectively. In 2009, we did not distribute interest on shareholders’ equity or dividends compared to US$242.7 million and US$163.5 million distributed in 2008 and 2007, respectively. In 2009, we did not spend any amounts in connection with share buyback programs as compared to US$183.0 million spent in 2008 and a negligible amount spent in connection with such programs in 2007.

At December 31, 2009, we had total debt of US$2,042.9 million under our financing arrangements described below, 71.2% of which was long-term debt and 28.8% of which consisted of short-term debt. In comparison, we had total debt of US$1,825.4 million at December 31, 2008 and US$1,753.0 million at December 31, 2007, consisting of 71.0% and 46.8% of long-term debt, respectively. Our total debt increased from 2008 to 2009 largely due to our issuance, in October 2009, of US$500 million 6.375% guaranteed notes due 2020.

Credit Facilities and Lines of Credit

Long-term Facilities

In August 2006, we entered into two separate syndicated credit agreements with Banco BNP Paribas Brasil S.A., in each case as administrative agent for the lenders under each facility in an aggregate amount of US$500.0 million. Each drawdown is repayable in full in two years from the borrowing date. The first agreement, a trade finance credit facility with a three-year availability period, has already been fully disbursed and provides for US$250.0 million in loans to finance certain of our exports and imports to be allocated at our discretion, provided that the aggregate amount does not exceed the US$250.0 million. The unused portion of this trade finance credit facility was subject to a commitment fee of 25 basis points, and amounts disbursed for export or import finance bear interest at six-month LIBOR plus 40 and 45 basis points, respectively. Disbursements under this trade finance credit facility will be repayable on August 25, 2011. The other agreement, a US$250.0 million syndicated revolving credit facility with a five-year availability period, has not yet been disbursed. This revolving credit facility is subject to a commitment fee of 30 basis points per annum and, if disbursed, will bear interest at one-, two-, three- or six-month LIBOR plus 60 basis points per annum, as specified by us on each drawdown notice. We record the commitment fees for these credit facilities as an expense. Both facilities contain customary covenants and restrictions, including, but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. In addition, in the event the Brazilian government imposes restrictions on foreign exchange transactions, only disbursements under the trade finance credit facility will be available to us. If we make any disbursements under the export finance facility, we will be required to grant the lenders a first priority pledge on certain of our export receivables, as determined by us at the disbursement date. As of December 31, 2009, we had disbursed US$250 million from these facilities, and US$252.3 million, which includes interest, was outstanding as of that date (US$2.3 million in the short-term).

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2009, US$388.7 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By March 31, 2010, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million (face value of US$19.9 million). These bonds were purchased by Embraer Overseas through open market transactions.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2007. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to December 2013. As of December 31, 2009, we had outstanding US$63.2 million under our credit facilities with the FINEP, of which US$13.7 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

In December 2008, we entered into various credit agreements with BNDES for a long-term pre-export credit financing. At December 31, 2009, we had US$438.7 million outstanding under these arrangements, bearing a spread of 2.25% per annum over the TJLP interest rate, with maturities starting in 2010 and ending on June 15, 2010. BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

In August and September 2009, we entered into various credit agreements with the BNDES for a long-term pre-export credit financing. At December 31, 2009, we have US$173.2 million outstanding under these arrangements, bearing a fixed interest rate of 4.5% per annum with final maturity in August 15, 2012. These BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our U.S. GAAP financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2009, US$502.8 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2017 and 2020, through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$163.6 million at December 31, 2009. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1; (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1; and (3) minimum shareholders’ equity of R$2.3 billion. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2009, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2009, US$107.0 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by an escrow account.

The credit ratings on our long-term debt currently are Baa3 by Moody’s Investors Services, Inc. and BBB- by Standard & Poor’s Ratings Services. A security rating is not a recommendation to buy, sell or hold securities. A security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$60.4 million at December 31, 2009. See Note 20 to our audited consolidated financial statements for further information on our short-term financing arrangements.

Recently Issued Accounting Pronouncements

Adopted Accounting Pronouncements

In June 2009, the U.S. Financial Accounting Standards Board, or FASB, approved the “FASB Accounting Standards Codification,” or ASC, as the single source of authoritative nongovernmental U.S. GAAP which was launched on July 1, 2009. The ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the ASC will be considered non-authoritative. ASC also includes all relevant SEC guidance organized using the same topical structure in separate sections within the ASC. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issue Task Force Abstracts, but instead will issue Accounting Standard Updates, or ASUs. ASUs will not be considered “authoritative” in their own right as they serve only to update the ASC by providing the basis for conclusions on the changes in the ASC. The ASC is effective for interim and annual periods ending after September 15, 2009, and the principle impact on our financial statements is limited to disclosures, as all references to authoritative accounting literature will now be referenced in accordance with the ASC Codification.

In March 2008, the FASB issued a new standard on disclosures about derivative instruments and hedging activities. This new standard expands the current disclosure requirements for derivative instruments and hedging activities, such that entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under the standard and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 32 to our audited consolidated financial statements. By 2009, we had fully adopted this accounting standard.

Accounting Pronouncements Not Yet Adopted

In January 2010, the FASB issued a new accounting standard for fair value measurements and disclosures. This accounting standard will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity on a gross basis which is effective for annual periods beginning after December 15, 2010 and for interim periods within those fiscal years. We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

In June 2009, the FASB issued a new accounting standard on the accounting and disclosure requirements for the consolidation of VIEs. Subsequently, in December 2009, the FASB issued a new accounting standard which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This new accounting standard is effective for annual and interim periods beginning after November 15, 2009. We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the FASB issued a new accounting standard for transfer of financial assets which will improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This new accounting standard is effective for annual and interim periods beginning after November 15, 2009. We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

In October 2009, the FASB issued a new accounting standard for revenue recognition under multiple-deliverable arrangements. This standard modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

5C.	Research and Development

We incur research and development expenses related to our aircraft and aircraft components. We also incur research and development expenses that are not associated with the development of any particular aircraft. Such costs include the implementation of quality assurance initiatives, production line productivity improvements and studies to determine the latest developments in technology and quality standards. Research and development expense is the cost associated with the design and development of the aircraft less amounts earned from cash contribution from risk-sharing partners based on meeting performance milestones. Under U.S. GAAP, these costs are recorded as an operating expense in our statement of income and are expensed in the year in which they are incurred.

We invest significantly in the development of new projects. Total research and development expenses for 2007, 2008 and 2009, including expenses related to the improvement of the EMBRAER 170/190 jet family and to the development of our new Phenom 100, Phenom 300, Lineage 1000, Legacy 450, Legacy 500 and Legacy 650 executive jets, were US$259.7 million, US$197.0 million and US$144.0 million, respectively, net of cash contributions provided by risk-sharing partners. Research and development expenses as a percentage of net sales were 5.0% in 2007, 3.1% in 2008 and 2.6% in 2009. In 2007, 2008 and 2009, we recorded US$23.7 million, US$134.8 million and US$102.2 million, respectively, as reductions to our research and development expenses in connection with payments previously received by us from our risk-sharing partners, in light of the fact that our EMBRAER 170/190 and Phenom 100/300 jet families received their certifications and we fulfilled other contractual milestones under our risk-sharing arrangements.

In 2007, the real exchange rate increased by 17.2% against the U.S. dollar, which, together with increased research and development investments in connection with the testing stages of the Lineage 1000 and Phenom 100 following their first flights in the second half of 2007, impacted our research and development expenses in that year. Our research and development expenses for 2008 decreased mainly because of US$134.8 million received from risk-sharing partners in connection with the certification of the Phenom 100 and the fulfillment of other contractual milestones under our risk-sharing agreements. In 2009, our research and development expenses decreased by US$53.0 million because our expenses in this area remained focused on making continued improvements to our existing aircraft and aircraft components, including making follow-up investments on our Embraer Entrepreneurial Excellence Program (P3E). In addition, our research and development expenses decreased in 2009 as a result of the certification of the Phenom 100 in 2008, the platform of which served as a basis for the platform of the Phenom 300, thereby reducing our need for additional product development expenses for the Phenom aircraft family in 2009.

We do not incur research and development expenses for defense programs as those are funded by the Brazilian government and other government customers. Most of our research and development expenses are associated with particular programs either in the commercial or executive aviation segments. See “Item 4A. Information on the Company—History and Development of the Company—Capital Expenditures: Research and Development.”

In 2010, we expect our research and development expenses to total approximately US$160 million, excluding contributions from risk-sharing partners, but including estimated costs of approximately US$100 million related to development of our new products, and approximately US$60 million related to development of technology. We receive additional funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft research and development. In addition, the Brazilian and other governments fund substantially all of our defense research and development expenses under long-term development contracts.

5D.	Trend Information

The following table summarizes our order book for the commercial aviation segment at March 31, 2010. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$16.0 billion at March 31, 2010 (US$16.6 billion at December 31, 2009).

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	701	7
EMBRAER 170	191	48	175	16
EMBRAER 175	140	178	126	14
EMBRAER 190	443	383	275	168
EMBRAER 195	87	70	49	38

The following tables set forth our commercial aviation order book at March 31, 2010 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA Group (China)	25	18	7
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	708	701	7

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
BA CityFlyer (England)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	7	—	7
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	10	6	4
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	7	3
Republic Airline (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South Africa Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Total	191	175	16

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland)(1)	1	1	—
Gecas (USA)	5	5	—
Lot Polish (Poland)	16	8	8
Northwest Airlines (USA)	36	36	—
Oman Airlines	5	—	5
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	4	1
Suzuyo (Japan)	1	1	—

Total	140	126	14

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Moldova (Moldova)	1	—	1
Augsburg (Germany)	2	1	1
Azul (Brazil)	5	5	—
BA CityFlyer (England)	5	1	4
Copa (Panama)	15	15	—
Finnair (Finland)	13	10	3
Gecas (USA)	24	24	—
HNA Group (China)	50	22	28
JetBlue (USA)	104	44	60
ECC (Ireland) (1)	1	1	—
Jetscape (USA)	9	2	7
KLM (Holland)	17	13	4
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	2	2	—
Lufthansa (Germany)	15	5	10
M1 Travel (Lebanon)	8	7	1
NAS Air (Saudi Arabia)	10	1	9
NIKI (Austria)	7	2	5
Regional (France)	10	10	—
Taca (El Salvador)	11	7	4
TAME (Ecuador)	3	3	—
US Airways (USA)	32	25	7
Virgin Blue (Australia)	18	15	3
Virgin Nigeria (Nigeria)	10	2	8
Undisclosed	3	—	3

Total	443	275	168

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	31	5	26
Flybe (UK)	14	14	—
Gecas (USA)	7	7	—
Globalia (Spain)	12	7	5
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	15	14	1
Montenegro (Montenegro)	1	—	1
Undisclosed	5	—	5

Total	87	49	38

For additional information regarding trends in our business, see “Item 4B. Information on the Company—Business Overview—Business Strategies” and “Item 5A. — Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

On December 31, 2009, we recorded a US$103.0 million charge against income in connection with financial guarantees based on our risk assessment of the Mesa Airlines Chapter 11 filing. There can be no assurance that we would not be impacted again (including in a material way) by the exercise of these trade-in options or guarantees, particularly if the current global economic downturn continues for an extended period of time. See also Note 35 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade in existing aircraft upon the purchase and acceptance of a new aircraft. In 2008, we were required to accept four aircraft for trade-in, and by April 2009 we were required to accept eight additional commercial aircraft that were subject to trade-in options. In 2009, we did not enter into any new trade-in aircraft options. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have in our financial condition. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses.

We were subject to trade-in options relating to three aircraft at December 31, 2009, and in 2010 we became subject to trade-in options for two additional aircraft as a result of new sales contracts. See “Item 5A. —Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current estimates and third-party appraisals, we believe that any aircraft accepted for trade-in could be sold without any material gain or loss. However, there can be no assurance that we would not experience material losses in these cases, particularly if the current global economic downturn were to exert material downward pressures to the pre-owned aircraft market.

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

	At December 31,
Description	2009	2008
	(in US$ millions)
Maximum financial guarantees	1,248.4	1,537.4
Maximum residual value guarantees	770.8	754.0
Mutually exclusive exposure(1)	(393.9)	(393.9)
Provisions and liabilities recorded	(25.1)	(27.4)

Off-balance sheet exposure(2)	1,600.2	1,870.1
Estimated proceeds from performance guarantees and underlying assets(2)	1,811.3	2,013.5

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	As of December 31,2009, financial guarantees provided in connection Mesa’s purchase of Embraer aircraft were fully accrued on our income statement (see Notes 15 and 29 to our audited consolidated financial statements) and, therefore, are not included as an off-balance sheet item.

As discussed in Note 35 of our audited consolidated financial statements, as of December 31, 2008 and December 31, 2009, we maintained escrow deposits in the total amount of US$299.7 million and US$308.9 million (including US$74.4 million of cash deposited in escrow as collateral for Mesa’s purchases of Embraer aircraft), respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,600.2 million as of December 31, 2009. For further discussion of these off-balance sheet arrangements, see Note 35 to our audited consolidated financial statements.

At December 31, 2009, we had US$308.9 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold by us, including US$74.4 million of cash deposited in escrow as collateral for Mesa’s purchases of Embraer aircraft. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2009) and from other offsetting collections, such as cash deposits, would be US$1,811.3 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2009, we had part of the US$308.9 million deposited in escrow accounts invested in 14-year structured notes in a total amount of US$123.4 million with the depositary bank, which generated interest in the amount of US$7.6 million in 2009 that was added to the principal amount and recognized in our consolidated statements of income and comprehensive income. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. See Note 11 to our audited consolidated financial statements.

Residual value guarantees typically ensure that, in the 15th year after delivery, the relevant aircraft will have a residual market value of a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, in average our guaranteed residual value is 18% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2009.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,575.0	619.5	676.2	140.0	1,139.3
Pension fund	163.0	20.8	31.6	31.6	79.0
Capital lease obligations	20.0	5.2	8.1	5.8	0.9
Operating leases	29.9	5.7	3.3	2.0	18.9
Purchase obligations	596.3	596.3	—	—	—
Non recourse and recourse debt	507.5	135.9	21.8	222.7	127.1
Customer advances	1,166.6	768.5	366.1	26.3	5.7
Contribution from suppliers	67.7	—	67.7	—	—
Other liabilities	1,031.7	276.5	327.2	195.8	232.2

Total	6,157.7	2,428.4	1,502.0	624.2	1,603.1

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2009. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Purchase obligations consist of trade accounts payable and insurance payables.

Other long-term liabilities include taxes and payroll charges payable in the total amount of US$491.9 million at December 31, 2009. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one to be appointed by the Brazilian government, as holder of the “golden share,” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. The Brazilian Corporate Law requires that each director hold at least one of our shares. There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and with the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office, and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 19, 2010.

Name	Age	Position	Year First Elected
Maurício Novis Botelho	67	Chairman of the Board of Directors	2000
Sérgio Eraldo de Salles Pinto	45	Member of the Board of Directors	2009
Cecília Mendes Garcez Siqueira	52	Member of the Board of Directors	2009
Wilson Carlos Duarte Delfino	63	Member of the Board of Directors	2004
Aprígio Eduardo de Moura Azevedo	59	Member of the Board of Directors	2010
Israel Vainboim	65	Member of the Board of Directors	2009
Wilson Nélio Brumer	61	Member of the Board of Directors	2009
Hermann Wever	73	Member of the Board of Directors	2006
Samir Zraick	69	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	50	Member of the Board of Directors	1999
Claudemir Marques de Almeida	57	Member of the Board of Directors	2004

Maurício Novis Botelho. Mr. Botelho has been the Chairman of the Board of Directors of Embraer since March 2006. He has served as our President and Chief Executive Officer since September 1995 and has led the company after its privatization, instituting a new entrepreneurial corporate culture focused on customer satisfaction, which resulted in a successful turnaround and positioning of Embraer as one of the world leaders in the aeronautical market. Mr. Botelho served as CEO of Stelar Telecom, former OTL – Odebrecht Automação & Telecomunicações Ltda., a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., an industrial automation company, from 1985 to 1995, STL – Engenharia de Sistemas Ltda., a project engineering company, from 1985 to 1995, and Soluções Integradas PROLAN Ltda., a corporate network company, from 1994 to 1995. Mr. Botelho was the executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., a construction company, during 1992 and an executive officer of Cia. Bozano during 1995. Until April 2009 he was a board member of Perdigão S.A., one of the largest meat and milk processing companies in Brazil. In addition to his position as Chairman of our Board of Directors, he is the President of Mogno Consultoria de Negócios Ltda., a business consulting company, and is a board member of various companies and organizations, such as CBMM - Companhia Brasileira de Metalurgia e Mineração, the largest world producer of niobium, the Latin America Advisory Board, and CDES, a strategic advisory board to the Presidency of Brazil. Mr. Botelho has been awarded, among others, the Ordem do Rio Branco (the highest honor from the Brazilian government), Commander, and the Legion d’Honneur, Chevalier from France.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been a member of the Board of Directors of Embraer since April 2009. Mr. Salles Pinto has been the Executive Manager of Cia. Bozano and of Bozano Holdings since 2000, being responsible for the administration of the companies’ funds through several financial instruments. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master degree in Economics from Fundação Getulio Vargas—Rio de Janeiro (EPGE) and a Master degree in Administration from the Catholic University of Rio de Janeiro (PUC).

Cecília Mendes Garcez Siqueira. Mrs. Siqueira has been a member of the Board of Directors of Embraer since April 2009. Mrs. Siqueira is the Vice Chairman of the Board of Directors of CPFL Energia, or CPFL, a major Brazilian energy company, and Executive Officer of Business Planning of the Caixa de Assistência dos Funcionários do Banco do Brasil (Pension Fund of Banco do Brasil’s Employees), or PREVI. She was a board member of PREVI from 2002 to 2004 and of Neoenergia, a Brazilian renewable energy company, from 2002 to 2005. Mrs. Siqueira earned an undergraduate degree in Education from the University of Brasília—DF and in Psychology at the Foundation of Higher Education of São João del Rei (FUNREI) - MG. She holds a postgraduate degree in Business and Pension Fund Management, both from the Fundação Getúlio Vargas - DF. She is also a specialist in Pension Fund Management at Wharton School of Business and a Master’s in Administration from IBMEC - RJ. In 2009, she earned the Advanced Management Program (AMP 177) Certificate from Harvard Business School.

Wilson Carlos Duarte Delfino. Mr. Delfino has been a member of the Board of Directors of Embraer since 2004. Mr. Delfino has been President and CEO of Fundação Sistel de Seguridade Social (Pension Fund of Brazilian Telecommunications Companies’ Employees), or SISTEL, a pension fund, since January 2004, and has served as executive officer of the Planning and Office of SISTEL from April 2000 to December 2003. From September 1993 to September 1994, Mr. Delfino served as assistant to the chief executive officer and was responsible for the Coordination of the Committee of Investments of SISTEL. From October 1994 to March 2000, he was Manager of the Investment Analysis Department of SISTEL. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006, and a member of the board of directors of Perdigão S.A from April 2004 to April 2007.

Aprígio Eduardo de Moura Azevedo. Mr. Azevedo was elected to the Board of Directors of Embraer in April 2010. Mr. Azevedo participated in the Instructor Academic Course (MAXWELL A.FB.), the Improvement of Officers Course (EAOAR), the Course of Command and State (ECEMAR) and the Course of High Studies of Politics and Strategy (ESG) and completed a post-graduate program in Management of Human Resources at Catholic University of Rio de Janeiro (PUC). He was Chief of Sections of Doctrine and Education of Air Unities, Assistant to the Commander of the School of Officers Specialists of the Brazilian Air Force, Assistant of the Section of Operations of the Transport Air Command and Official of the Office of the Ministry of the Brazilian Air Force, where he was the Chief Officer of Ceremony, Chief Officer of the Section of Public Relations, Chief Officer of the Secretary of the Minister and Commander of the Group of Special Transport. He was also Chief of the Commission of Introduction of the Protection System of the Amazon region in the General Office of Strategic Subjects and Finances of the Brazilian Air Force, Chief of the Brazilian Air Force Commission in Washington, Chief of the Section Logistics Protection of the State of the Brazilian Air Force and President of the Coordinating Commission of the Aircraft Combat Program.

Israel Vainboim. Mr. Vainboim has been a member of the Board of Directors of Embraer since April 2009. Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., Souza Cruz S.A., Cia. Iochpe-Maxion, the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars, the Museu de Arte Moderna de São Paulo (Museum of Modern Art of São Paulo), the alumni association of the Federal University of Rio de Janeiro, and the Albert Einstein Hospital in São Paulo. He is also Vice President of the Board of the House of Culture of Israel in São Paulo and a member of the International Advisory Council of General Atlantic Partners, located in New York, New York. Mr. Vainboim was also the President of Unibanco – União de Banco Brasileiros S.A. from 1988 to 1992, President of Unibanco Holdings S.A. from 1994 to 2007, and Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

Wilson Nélio Brumer. Mr. Bruner has been a member of the Board of Directors of Embraer since April 2009. Mr. Brumer is the co-founder and has been partner of Winbros Participações, Gestão e Empreendimentos Ltda. since April 2007. He is co-founder and Chairman of the Board of Directors of Omega Energia Renovável, an energy company, since March 2008. He is also Chairman of the Board of Directors of Usiminas S.A., and member of the Board of Directors of Localiza S.A, a car rental company. He was CEO of CVRD – Companhia Vale do Rio Doce, or CVRD, from 1990 to 1992, and Acesita – Companhia Aços Especiais Itabira from November 1992 to October 1998. He participated in the administration of the Government of the State of Minas Gerais as Secretary of Economic Development. Mr. Brumer earned an undergraduate degree in Business from the School of Administrative and Accounting Economical Sciences of FUMEC – MG.

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

Samir Zraick. Mr. Zraick has been a member of the Board of Directors of Embraer since 2006. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP for Business Development of Caemi Mineração e Metalurgia S.A., a Brazilian mining company, from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is also member of the Board of Directors of Mineração e Metálicos S.A. - MMX, a Brazilian mining company, MPX Energia S.A., a Brazilian energy company, and LLX Logística S.A., a Brazilian logistics company.

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

•	Conselho Fiscal: See “Item 6C. —Board Practices—Conselho Fiscal” below.

Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the Board of Directors.

The terms of office for members of our Board of Directors and for our executive officers is two years, with each executive officer eligible for reelection.

Until the annual general meeting of our shareholders to be held in 2010, a majority vote of the members of our Board of Directors will be necessary to remove an officer. After the annual general meeting of our shareholders, a vote of at least seven members of our Board of Directors will be necessary to remove an officer.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our executive officers elected at our Board of Directors meeting held on April 29, 2010:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	48	President and Chief Executive Officer	1995
Mauro Kern Junior	49	Executive Vice-President – New Programs, Airline Market	2007
Luis Carlos Affonso	50	Executive Vice-President – Executive Aviation	2006
Orlando José Ferreira Neto	50	Executive Vice-President – Defense Market and Governments	2009
Emílio Kazunoli Matsuo	57	Executive Vice-President – Strategic Planning and Technology Development	2009
Artur Aparecido V. Coutinho	61	Executive Vice-President – Chief Operating Officer	2005
Luiz Carlos Siqueira Aguiar	47	Executive Vice-President – Finance and Chief Financial Officer	2006
Flávio Rímoli	51	Executive Vice-President – Legal Counsel	2007
Horácio Aragonés Forjaz	58	Executive Vice-President – Administration and Communication	1998
Antônio Júlio Franco	61	Executive Vice-President – Personnel Planning and Development	2007

Frederico Pinheiro Fleury Curado. On April 23, 2007, Mr. Curado was appointed Embraer’s President and CEO. Mr. Curado was our Executive Vice-President for the Airline Market from 1998 to April 2007, and Executive Vice-President for Planning and Organizational Development from 1995 to August 1998. Prior to that, he held several different positions at Embraer in the areas of manufacturing, production, information technology and subcontracts. Mr. Curado holds a Bachelor’s degree in Mechanical and Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica (Technological Aeronautics Institute), or ITA, and an MBA from the University of São Paulo, or USP. Mr. Curado has been awarded the Medal of Aeronautical Merit by the Brazilian government and the Medal of Merit by the Brazilian Association of Military Engineering.

Mauro Kern Junior. In April 2010, Mr. Kern was appointed Embraer’s Executive Vice-President for New Programs, Airline Market and, prior to this position, Mr. Kern had served as Embraer’s Executive Vice-President for the Airline Market since April 2007. He joined Embraer in 1982 as a System Engineer and he worked on the landing gear project of the military aircraft AMX. In 1984, he joined Embraer’s Equipment Division (EDE), a company specialized in landing gear and hydraulic equipment. Mr. Kern worked for 11 years in different departments of Embraer, including engineering, marketing, sales and customer support. In 1999, Mr. Kern joined the Program Management Office of the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2004, Mr. Kern was appointed the Senior General Manager of the EMBRAER 170/190 program. In July 2005, Mr. Kern was appointed Embraer’s Vice-President of Airline Market Programs. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Luis Carlos Affonso. In 2005, Mr. Affonso was appointed Embraer’s Executive Vice-President for Executive Aviation. Prior to that, he held several positions at Embraer, including Senior Vice-President of

Engineering and New Product Development from 2004 to 2005 and led the EMBRAER 170/190 program since its inception. Previously, Mr. Affonso was Chief Engineer for the successful ERJ 145 program. Mr. Affonso holds a Bachelor’s degree in Aeronautical Engineering from ITA and an MBA from USP. He is a member of the Board of Directors of the Brazilian General Aviation Association, or ABAG, and the General Aviation Manufacturers Association (GAMA).

Orlando José Ferreira Neto. Mr. Ferreira Neto is currently our Executive Vice President for Defense Aviation. In January 2009, he was appointed as our Asia & Pacific Marketing & Sales Vice-President and was based in Singapore. From 2004 to 2006, Mr. Ferreira Neto was the Officer for Marketing and Sales of Commercial Aviation for Latin America. In November 1998 he was appointed Embraer’s Market Intelligence Officer for Commercial Aviation, remaining in this position until mid-2004. Before that, he was the Senior Corporate Planning Manager and Programs Planning consultant engineer of Embraer. Mr. Ferreira Neto has also worked as an Industrial Systems Senior Manager for Multitel/GTE and as an Engineer for Pratt & Whitney Canada. In 1983, he earned an undergraduate degree in Mechanical Aeronautical Engineering from ITA. He earned a post-graduate degree in Research & Technology Management from ITA in 1989, and an Executive MBA from USP in 1998.

Emilio Kazunoli Matsuo. In January 2009, Mr. Matsuo was appointed Embraer’s Executive Vice-President for Technology. Mr. Matsuo earned an undergraduate degree in Aeronautical Engineering from ITA in 1977. Mr. Matsuo began his career at Embraer in 1978 as a systems engineer, working in the environment and flight control systems areas. Mr. Matsuo also worked for three years in Italy on the AMX Military Program, being responsible for the fly-by-wire electronic control and flight control systems. During the ‘80s and ‘90s, Mr. Matsuo lead significant new projects for Embraer. In the late 1990s, he became Embraer’s Programs Director, after playing a key role in the ERJ 145 family program, and in 2002 he was appointed as Embraer’s Product Development Engineering officer. Mr. Matsuo also played an important role in the development and certification of the EMBRAER 170/190 jet family as the program’s Chief Engineer. In January 2007, he was appointed our Senior Vice President for Engineering responsible for product development and support engineering, ground and flight testing and product integrity, as well as for the certification office for all Embraer products.

Artur Aparecido V. Coutinho. In 2010, Mr. Coutinho was appointed Embraer’s Executive Vice-President and Chief Operating Officer. In 2005, he was appointed our appointed Executive Vice-President for Procurement and Industrial Operations and had been acting in that capacity until being elected as our Chief Operating Officer. From January 2003 to March 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America. From February 2000 to December 2002, he was our Vice-President for Customer Service. Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

Luiz Carlos Siqueira Aguiar. In January 2009, Mr. Aguiar was appointed Embraer’s Chief Financial Officer. Mr. Aguiar is an economist with a master’s degree in Business Administration from the Rio Grande do Sul Federal University. Starting in 2003, Mr. Aguiar was PREVI’s Chief Investment Officer responsible for US$28 billion in assets and a member of the International Corporate Governance Network (ICGN). From 2003 to 2005, he was appointed to represent PREVI on the board of directors of various companies, including Embraer. During this period, he also represented Banco do Brasil on the Finance Committee of CVRD, the Board of Directors of CPFL and the Board of Directors of SBCE–Seguradora Brasileira de Crédito à Exportação S.A, a Brazilian insurance company. During most of his career he worked at Banco do Brasil, where he had the opportunity to plan and introduce major international operations. He worked at Banco do Brasil’s New York branch and later in its international division in São Paulo, in charge of Trade Finance Portfolio Management. In the end of 2005, Mr. Aguiar was appointed Executive Vice-President of Embraer responsible for worldwide Defense Market and Governmental Aviation products and systems’ marketing, sales and contract administration, product development and product support engineering, as well as the management of serial and phased-out programs.

Flávio Rímoli. Mr. Rímoli is currently Embraer’s Executive Vice-President and General Counsel. Since May 2005, he has been Secretary of Embraer’s Board of Directors. Mr. Rímoli has been working at Embraer for more than 29 years, having occupied different positions, particularly in the industrial and commercial areas. He was our Senior General Manager for Contracts for the commercial aviation market for many years and our Senior Vice-President for Commercial Aviation Market from 2002 to 2005. Mr. Rímoli holds a Bachelor’s degree in Mechanical Engineering from the Escola de Engenharia Industrial de São José dos Campos, a Law degree from Universidade do Vale do Paraíba, and specialization degrees in Operational Research and Corporate Law from ITA and Fundação Getúlio Vargas, respectively.

Horácio Aragonés Forjaz. Mr. Forjaz is currently Embraer’s Executive Vice-President for Corporate Affairs. In the past, Mr. Forjaz was our Executive Vice-President for Corporate Communications from 2001 to January 2008, and Executive Vice-President for Planning and Organizational Development from 1998 to 2001. From 1991 to 1994 and from 1997 to 1998, he was Embraer’s Chief Engineer. From 1995 to 1997, Mr. Forjaz was the operational director of Compsis Computadores e Sistemas Ltda., a Brazilian systems engineering and software company. From 1975 to 1995, he held several different positions at Embraer in the areas of systems’ engineering and design. Mr. Forjaz holds a Bachelor’s degree in Electronic Engineering from ITA and a MSc degree in Applied Computer Science from the Instituto Nacional de Pesquisas Espaciais (Brazilian Institute of Aerospace Research). Mr. Forjaz is also a member of the Board of Directors of SAE BRASIL, a mobility engineering society, and of the Advisory Board of CPqD, Brazil’s Telecommunications Center of Research and Development.

Antonio Júlio Franco. In April 2010, Mr. Franco was appointed Embraer’s Executive Vice-President for Personnel Planning and Development and, prior to this position, Mr. Franco had served as Embraer’s Executive Vice-President for Organizational Development and Personnel since 2007. He is responsible for Human Resources, Organizational Development, Corporate Quality, IT and Management Support. Before joining Embraer, Mr. Franco worked at the Odebrecht Group for 25 years. From 1999 to 2002 Mr. Franco worked as a business consultant for various Brazilian and international companies, focusing on human resources matters. Mr. Franco joined Embraer in 2002, having worked in different positions within the Human Resources department. Mr. Franco holds a Law degree and a Bachelor’s degree in Business Administration.

6B.	Compensation

Overview

For the fiscal year ended December 31, 2009, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was approximately US$12.7 million. In addition, in 2009, we set aside approximately US$0.4 million for the payment of pension benefits to our executive officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2009, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

At our annual shareholders meeting held on April 19, 2010, a maximum amount of R$45 million was approved to be paid as aggregate compensation to our directors, executive officers and members of our Conselho Fiscal.

In addition, at April 19, 2010, our board members and executive officers owned an aggregate of 1,942,761 common shares.

Stock Option Plan

At a special shareholders’ meeting held on April 17, 1998, our controlling shareholders approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2008, 17,892,239 of the total options granted had been exercised. Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 7,057,105 were exercised during the period from June 1, 2001 through December 31, 2008. No options under this plan were granted or exercised in 2009.

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. Our Board of Directors is empowered to choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors is also empowered to determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares. As of the date of this annual report, no options had been granded or exercised under our second stock option plan.

Profit Sharing Plan

We first implemented a profit sharing plan in 1998 that linked employee profit sharing to dividend payments. In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit sharing. The new program, as amended in 2008 by our Board of Directors, is now tied to our net income, calculated in accordance with U.S. GAAP, and to individual and business unit performance targets. Of the total amount reserved for the profit sharing program, 30% is distributed in equal parts to all employees, while 70% is distributed proportionally to the employee’s salary.

Under the new plan, we may pay, on a discretionary basis, additional amounts of up to 2.5% of our net income, calculated in accordance with U.S. GAAP, to employees who have performed exceptionally. We believe that this policy encourages individual employees to meet our production goals.

The policy provides that this additional distribution of up to 2.5% to exceptionally performing employees, is subject to, and must be adjusted in accordance with, certain cash flow events. Such distribution, if applicable, is made in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees, two-thirds of the distribution is distributed in cash on the same date and the remaining one-third is allocated as “virtual common shares” and payments related thereto are made over a three-year period, using a weighted average price formula. As a result, the value of these payments is tied to the future market performance of our common shares.

For the 2007, 2008 and 2009 fiscal years, we distributed US$71.0 million, US$50.1 million and US$33.7 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2007, 2008 and 2009 were US$15.9 million, US$18.2 million and US$16.0 million, respectively. For more information on our post-retirement benefits, see Note 23 to our audited consolidated financial statements.

6C.	Board Practices

Our Board of Directors is appointed for two-year terms. See “Item 6A. —Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

The executive officers are elected by the Board of Directors. Our current executive officers were elected on April 29, 2009, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in 2011 to approve our financial statements for the fiscal year ended December 31, 2010.

The members of our Board of Directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our Board of Directors is necessary to remove an officer. See “Item 6A. —Directors and Senior Management—Executive Officers” for the year each of our executive officers was first elected.

None of our Directors is party to an employment contract providing for benefits upon termination of employment. All of our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid. Maurício Botelho has agreed to a three-year non-compete agreement, which became effective in 2007.

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

As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements. Our Board of Directors has delegated to the Conselho Fiscal certain additional responsibilities, and the Conselho Fiscal and the Board of Directors adopted an additional charter delegating to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under the Brazilian Corporate Law. Because the Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the Board of Directors or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors. With regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to the executive officers and the Board of Directors.

Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration of at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates. Under the rules of the Novo Mercado, the members of the Conselho Fiscal have agreed to comply with the Novo Mercado Regulations and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Term of Agreement of the Conselho Fiscal.

Our Conselho Fiscal is composed of five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 19, 2010.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	47	Effective member	2008
Tarcísio Luiz Silva Fontenele	47	Alternate	2001
Alberto Carlos Monteiro dos Anjos(2)	47	Effective member	2007
Carlos Alexandre Miyahira	34	Alternate	2010
Taiki Hirashima(3)	69	Effective member	2004
Clemir Carlos Magro	62	Alternate	2010
Adolpho Gonçalves Nogueira	74	Effective member	2010
Maria de Jesus Tapia Rodriguez Migliorin	52	Alternate	2008
Eduardo Coutinho Guerra	43	Effective member	2007
Leandro Giacomazzo	50	Alternate	2007

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.
(3)	Audit committee financial expert

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

	At December 31,
	2009	2008	2007
Production Process	8,704	12,294	12,392
Research and Development	2,401	3,764	3,838
Customer Support	2,928	2,957	3,099
Administrative – Production Support	2,088	2,245	2,067
Administrative – Corporate	2,507	2,249	2,338

Total	18,628	23,509	23,734

Approximately 85% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including the Instituto Tecnológico Aeronáutico, known as the ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union

of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 93% at December 31, 2009. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

In February 2009, we had to lay off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the current global economic crisis. The cost of these layoffs was approximately US$60.4 million.

As of December 31, 2009, Embraer had a workforce of approximately 18,628 employees, which includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

6E.	Share Ownership

At December 31, 2009, our board members and executive officers owned an aggregate of 1,942,761 of our common shares. None of the officers or directors individually own more than 1% of the outstanding common shares. As of December 31, 2009, none of our directors or executive officers owned any options to purchase shares of our common stock.

See “Item 6B. —Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of March 31, 2010. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at March 31, 2010.

	Common Shares
	Shares	(%)
PREVI (1)	100,090,901	13.52
Bozano Group (2)	52,061,789	7.03
BlackRock (3)	47,274,156	6.38
Franklin Resources (4)	47,198,572	6.37
Oppenheimer Funds (5)	44,550,716	6.02
Thornburg Investment Management (6)	43,363,368	5.86
BNDESPAR (7)	39,762,489	5.37
União Federal/Brazilian Federal Government (8)	1	—
Shares in company treasury	16,800,000	2.27
Officers and directors as a group	1,942,761	0.26
Others (São Paulo Stock Exchange)	198,967,067	26.87
Others (NYSE)	156,553,224	21.14
Total	740,465,044	100.00

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian government.
(2)	Shares belonging to the Bozano Group belong to Cia. Bozano and Bozano Holdings Ltd., both of which are owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.
(3)	BlackRock is an asset management firm and provider of global investment management, risk management and advisory services to institutional, intermediary and individual investors around the world. As of December 31, 2009, BlackRock’s assets under management totaled US$3.35 trillion across equity, fixed income, cash management, alternative investment, real estate and advisory strategies.
(4)	Franklin Resources is a global investment management organization based in San Mateo, California that operates as Franklin Templeton Investments with offices in over 30 countries and offering investment solutions and services in more than 150. Franklin Resources manages a family of more than 300 mutual funds that invest in international and domestic stocks; taxable and tax-exempt money market instruments; and corporate, municipal, and US government bonds. The company has more than US$520 billion in assets under management and 21 million shareholder accounts.
(5)	Oppenheimer Funds is one of the U.S.’s largest asset management companies, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(6)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico, with assets under management of over US$57 billion (as of March 31, 2010). The firm manages six equity funds, nine bond funds and separate portfolios for select institutions and individuals.
(7)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(8)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2010, we had 31,791 holders of common shares, including common shares in the form of ADSs. On March 31, 2010, an aggregate of 338,940,036 common shares, including common shares in the form of ADSs, were held by 163 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. As of March 31, 2010, the Brazilian federal government owned our golden share, as well as an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in our business activities, including as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government sponsored customer financing, or increase in government sponsored financing that benefits our competitor, may decrease the cost competitiveness of our aircraft” and “Item 3D. Key Information—Risk Factors——Risks Relating to Embraer—Brazilian government budgetary constraints could reduce amounts available to our customers under government sponsored financing programs.” For more information regarding our related party transactions, see Note 31 to our audited consolidated financial statements.

A Significant Customer: Brazilian Air Force

The Brazilian government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2009, the Brazilian government accounted for 3.9%, or US$215.3 million, of our total net sales. In addition, as of December 31, 2009, the Brazilian Air Force owed us US$124.5 million in trade account receivables and had a credit against us of US$133.6 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Information on the Company—Business Overview—Defense Business.”

A Significant Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian federal government. As of December 31, 2009, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$638.7 million. In 2009, we paid US$47.0 million in interest expenses to the BNDES. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2009 had a total outstanding balance of US$63.2 million at December 31, 2009. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and Phenom 300 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2009, we maintained outstanding short-term and long-term credit facilities with Banco do Brasil and its affiliates in the total amount of US$7.2 million. In addition, as of December 31, 2009 we had non-recourse and recourse debt with Banco do Brasil in the total amount of US$303.5 million, which is recorded as a non-current liability on our balance sheet. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Customer Financing by the BNDES

The Brazilian government has been an important source of export financing for our customers through the BNDES-exim program, managed by the BNDES. Beginning in the second half of 2007, the BNDES started providing financing to our customers on financial terms and conditions which complied with the Aircraft Sector of Understanding of the OECD. Brazil has been joined by Canada, the United States and the European Union, among others, at the OECD, as a participant in the “Sector Understanding on Export Credits for Civil Aircraft” that aims to assure a “level-playing field” among the airframers, encouraging manufacturers and airlines to focus on price and quality rather than on financial packages provided under government support (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

A Service Provider: Banco do Brasil

At December 31, 2009, we maintained cash and cash equivalents of US$404.8 with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$196.9 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

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

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2009, there was a US$414.7 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. Included in this provision is a tax litigation in which we are challenging the constitutionality of the application of the social contribution tax on export sales revenue. The major lawsuit of this litigation is currently under review by the Supreme Court, and we are now awaiting a final decision from this Court. The amount of related tax accrued but not paid in connection with this particular lawsuit as of December 31, 2009 was equal to US$294.7 million. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 17 to our audited consolidated financial statements for a further discussion of these challenges.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$110.1 million, which was equal to 7.7% of our paid-in capital at December 31, 2009.

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

At December 31, 2009, unappropriated retained earnings of R$1,682.2 million were recorded in the statutory books. At December 31, 2009, such amounts were net of dividends payable and interest on shareholders’ equity payable in the amount of US$949.9 million, which had been approved by the Board of Directors but, as they were still subject to approval and declaration by the shareholders, no liability or reduction in shareholders’ equity was recorded for U.S. GAAP purposes.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. See “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.”

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven jurisdiction, that is, a country or location that does not impose any income tax or which imposes such tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment (“Tax Haven Holder”). See “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.

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

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004(2)	Second quarter of 2004	160.0	51.5
September 20, 2004(2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 2005(2)	First quarter of 2005	106.5	39.9
June 3, 2005(2)	Second quarter of 2005	110.8	47.1
September 16, 2005(2)	Third quarter of 2005	113.5	51.0
December 19, 2005(2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006(2)	First two quarters of 2006	114.4	52.9
June 12, 2006(1)	First two quarters of 2006	35.6	16.4
September 15, 2006(2)	Third quarter of 2006	92.3	42.5
December 8, 2006(2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)	Full year of 2007	123.0	69.4
March 7, 2008(2)	First quarter of 2008	65.9	37.7
June 13, 2008(2)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)	Third quarter of 2008	92.9	48.5
December 11, 2009(2)	Fourth quarter of 2009	173.7	99.8
April 19, 2009(1)	Full year of 2009	55.2	31.7

(1)	Represents dividend payments.
(2)	Represents interest on shareholders’ equity.
(3)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.

No payment of dividends or interest on shareholders’ equity in connection with profits generated in the years ended December 31, 2008 and 2009 were paid in 2009. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated in the fourth quarter of 2009. In addition, at our annual shareholders’ meeting held on April 19, 2010, our shareholders approved an additional dividend distribution with respect to profits generated in the entire fiscal year ended December 31, 2009 in order to provide for a shareholder distribution that was equal to the mandatory distribution of no less than 25% of our annual adjusted net income as provided under our bylaws (see “Item 8A. —Mandatory Distribution”). All distributions with respect to profits generated in 2009 will be paid in 2010.

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

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2009, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2005:
Year-end	41.78	28.71
2006:
Year-end	43.50	31.99
2007
Year-end	51.43	39.01
2008
First quarter	48.01	39.27
Second quarter	43.95	26.50
Third quarter	34.65	24.42
Fourth quarter	26.62	12.30
Year-end	48.01	12.30

	Price in U.S. dollars per ADS
	High	Low
2009
First quarter	19.09	9.75
Second quarter	20.31	14.32
Third quarter	24.65	15.16
Fourth quarter	24.13	20.11
Year-end	24.65	9.75
Month ended:
October 31, 2009	24.13	20.25
November 30, 2009	21.27	20.11
December 31, 2009	22.45	20.35
January 31, 2010	23.23	21.23
February 28, 2010	22.48	20.38
March 31, 2010	24.66	22.20

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

	Nominal reais per common share
	High	Low
2005:
Year-end	18.50	13.50
2006:
Year-end	23.50	17.41
2007:
Year-end	24.60	19.33
2008:
First quarter	21.03	16.85
Second quarter	18.50	17.25
Third quarter	14.45	9.60
Fourth quarter	13.06	7.85
Year-end	21.00	7.85
2009:
First quarter	10.45	5.80
Second quarter	10.50	8.00
Third quarter	11.07	7.58
Fourth quarter	10.27	8.61
Year-end	11.07	5.80
Month ended:
October 31, 2009	10.27	8.94
November 30, 2009	9.04	8.67
December 31, 2009	9.70	8.61
January 31, 2010	10.07	9.45
February 28, 2010	10.06	9.45
March 31, 2010	10.85	9.84

On March 31, 2010, we had 31,791 holders of common shares, including common shares in the form of ADSs. On March 31, 2010, an aggregate of 338,940,036 common shares, including common shares in the form of ADSs, were held by 163 record holders, including DTC in the United States.

On March 31, 2010, the closing sale price for our common shares on the São Paulo Stock Exchange was R$10.52 which is equivalent to US$5.9 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$23.96. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.3 trillion, equivalent to US$1.3 trillion at December 31, 2009. In comparison, the NYSE had a market capitalization of approximately US$14.7 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At March 31, 2010, we accounted for approximately 10% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2009, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 45% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 13% of the total market capitalization of all listed companies.

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

Description of Capital Stock

General

As of March 31, 2010, our capital stock consisted of a total of 740,465,044 outstanding common shares, without par value, including 16,800,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends on our shares. In addition, upon any liquidation of the company, the common shares are entitled to return of capital in proportion to their share of our net worth.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “Item 10B—Voting Rights of Shares—Golden Share.”

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

Our bylaws provide that, at any general meeting of our shareholders, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at such meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described above in “Item 10B—Limitation on the Rights of Certain Holders of Common Shares” above. Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be counted. If the total vote of non-Brazilian shareholders at any general meeting of our shareholders exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at such shareholders’ meeting.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5.0		12	0.17
Brazilian B	25	5	5.0		12	0.20
Brazilian C	5	5	5.0		12	1.00
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00

Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100	0.42

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

•	change of our name and corporate purpose;

•	amendment and/or application of our logo;

•	creation and/or alteration of military programs (whether or not involving Brazil);

•	development of third party skills in technology for military programs;

•	discontinuance of the supply of spare parts and replacement parts for military aircraft;

•	transfer of our control;

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

For a discussion of our Board of Directors, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors” and “Item 6C. Directors, Senior Management and Employees—Board Practices.”

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. See “Item 3D. Key Information—Risk Factors—Risks Relating to our Common Shares and ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.” We are not obligated to file such registration statement.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2009, US$388.7 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for now notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

Issuance of US$500 million 6.375% Guaranteed Notes due 2020

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2009, US$502.8 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

For more information on additional financing arrangements, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

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

See “Item 3D. Key Information—Risk Factors—Risks Relating our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. —Taxation—Material Brazilian Tax Consequences.”

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

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a Non-Brazilian Holder located in a tax haven jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, will be considered a capital gain. There are arguments to support that such taxation is not applicable in case of Non-Brazilian Holders registered under Resolution No. 2,689/00 (“2,689 Holder”) that are not Tax Haven Holders. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

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

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend Payments and Dividend Policy and Additional Payments on Shareholders’ Equity”) to Non-Brazilian Holders of ADSs or common shares is subject to Brazilian withholding income tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of Tax Haven Holders, the applicable rate of withholding income tax is 25%. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2010 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short- and long-term debt obligations totaled US$2,042.9 million at December 31, 2009 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,301.7 million), approximately US$985.3 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$703.9 million Brazilian real-denominated debt at December 31, 2009, US$530.7 bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, and US$173.2 bears interest at a fixed rate of 4.5% per annum. The TJLP was 6.00% per annum at December 31, 2009. Our Euro-denominated debt totaled US$37.3 million at December 31, 2009, of which US$19.1 million was subject to fixed rates and US$18.2 million was indexed to a variable interest rate based on the Euribor.

The table below provides information about our short term debt obligations as of December 31, 2009 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2009	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (fixed rate)	6.25%	51.3	31.3
U.S. dollars (LIBOR indexed)	1.82%	41.3	43.3
Euro (fixed rate)	1.00%	19.1	19.1
Euro (EURIBOR indexed)	2.03%	9.2	9.5
Reais (TJLP indexed)	7.48%	465.8	465.9
Reais (fixed rate)	4.50%	1.0	1.0

Total short-term debt		587.7	570.0

The table below provides information about our long-term debt obligations as of December 31, 2009 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2009	Total Amount Outstanding	2011	2012	2013	2014	2015 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long Term Debt

U.S. dollars (fixed rate)	6.25%	934.1	22.5	5.7	0.7	0.6	904.6	877.3
U.S. dollars (LIBOR indexed)	1.82%	275.0	250.0	25.0	—	—	—	272.3
Euro (EURIBOR indexed)	2.03%	9.0	9.0	—	—	—	—	8.8
Reais (TJLP indexed)	7.48%	64.8	18.5	16.8	16.8	7.8	4.9	64.8
Reais (fixed rate)	4.50%	172.3	—	172.3	—	—	—	172.3

Total long-term debt		1,455.2	300.0	219.8	17.5	8.4	909.5	1,395.5

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert (1) US$59.7 million of our fixed interest rate, reais-denominated debt into CDI-based, reais-denominated obligations, (2) US$63.1 million of our variable TJLP-indexed debt into fixed U.S. dollar-denominated obligations , and (iii) US$54.9 million of our fixed interest rate, reais-denominated debt into fixed U.S. dollar denominated obligations.

The table below provides information about our short term debt obligations as of December 31, 2009, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2009	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (fixed rate)	5.34%	65.4	45.1
U.S. dollars (LIBOR indexed)	1.82%	41.3	43.6
Reais (TJLP indexed)	8.34%	452.1	452.1
Reais (CDI indexed)	3.56%	0.3	0.3
Reais (fixed rate)	4.50%	0.3	0.3
Euro (fixed rate)	1.00%	19.1	19.1
Euro (EURIBOR indexed)	2.03%	9.2	9.5

Total short-term debt		587.7	570.0

The table below provides information about our long term debt obligations as of December 31, 2009, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2009	Total Amount Outstanding	2011	2012	2013	2014	2015 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long Term Debt
U.S. dollars (fixed rate)	5.34%	1,031.9	36.2	74.3	14.4	5.3	901.7	976.5
U.S. dollars (LIBOR indexed)	1.82%	281.6	250.0	25.1	—	—	6.5	277.4
Reais (TJLP indexed)	8.34%	15.4	4.8	3.1	3.1	3.1	1.3	15.4
Reais (CDI indexed)	3.56%	59.9	—	59.9	—	—	—	59.9
Reais (fixed rate)	4.50%	57.4	—	57.4	—	—	—	57.4
Euro (fixed rate)	1.00%	—	—	—	—	—	—	—
Euro (EURIBOR indexed)	2.03%	9.0	9.0	—	—	—	—	8.8

Total long-term debt		1,455.2	300.0	219.8	17.5	8.4	909.5	1,395.5

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, temporary cash investments, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our Statement of Income as foreign exchange gain (loss), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2009, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2010	2011	2012	2013	2014	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents
In reais	877.1	877.1	—	—	—	—	—	877.1
In Euro	37.2	37.2	—	—	—	—	—	37.2
In Chinese Yuan	9.5	9.5	—	—	—	—	—	9.5
Investments and temporary cash investments
In reais	353.3	353.3	—	—	—	—	—	353.3
Trade accounts receivable
In reais	111.4	111.4	—	—	—	—	—	111.4
In Euro	83.4	83.4	—	—	—	—	—	83.4
Deferred income tax assets
In reais	334.4	136.4	95.4	66.3	25.8	7.7	2.8	334.4
In Euro	7.9	7.9	—	—	—	—	—	7.9
In Chinese Yuan	1.7	1.7	—	—	—	—	—	1.7
Other assets
In reais	324.3	255.1	69.2	—	—	—	—	324.3
In Euro	17.5	4.7	12.8	—	—	—	—	17.5
In Chinese Yuan	2.3	2.3	—	—	—	—	—	2.3
Total Assets in reais	2,000.5	1,733.3	164.6	66.3	25.8	7.7	2.8	2,000.5
Total Assets in Euro	146.0	133.2	12.8	—	—	—	—	146.0
Total Assets in Chinese Yuan	13.5	13.5	—	—	—	—	—	13.5
LIABILITIES
Loans
In reais	703.9	466.8	18.5	189.1	16.8	7.8	4.9	703.9
In Euro	37.3	28.3	9.0	—	—	—	—	37.4
Accounts payable to suppliers
In reais	24.8	24.8	—	—	—	—	—	24.8
In Euro	29.0	29.0	—	—	—	—	—	29.0
Customer advances
In reais	95.9	95.9	—	—	—	—	—	95.9

			Outstanding Amount by Year of Maturity
	Total Outstanding Amount		2010	2011	2012	2013	2014	Thereafter	Total Fair Value
			(in US$ millions)
Other accounts payable & accrued liabilities
In reais	282.3		281.1	1.2	—	—	—	—	282.3
In Euro	49.8		39.5	10.3	—	—	—	—	49.8
In Chinese Yuan	14.0		14.0	—	—	—	—	—	14.0
Taxes and payroll charges payable
In reais	479.6		195.6	136.8	95.1	37.0	11.0	4.1	479.6
In Euro	5.8		5.8	—	—	—	—	—	5.8
In Chinese Yuan	0.5		0.5	—	—	—	—	—	0.5
Accrued taxes on income
In reais	3.5		3.5	—	—	—	—	—	3.5
In Euro	10.3		10.3	—	—	—	—	—	10.3
In Chinese Yuan	0.8		0.8	—	—	—	—	—	0.8
Deferred income tax liabilities
In reais	131.6		10.6	12.9	13.7	13.3	13.4	67.7	131.6
In Euro	12.0		12.0	—	—	—	—	—	12.0
Accrued dividends
In reais	119.6		119.6	—	—	—	—	—	119.6
Contingencies
In reais	60.0		24.5	17.1	11.9	4.6	1.4	0.5	60.0
In Euro	0.6		0.6	—	—	—	—	—	0.6
Total liabilities in reais	1,901.2		1,222.4	186.5	309.8	71.7	33.6	77.2	1,901.2
Total liabilities in Euro	144.8		125.5	19.3	—	—	—	—	144.9
Total liabilities in Chinese Yuan	15.3		15.3	—	—	—	—	—	15.3
Total exposure in reais	99.3		510.9	(21.9)	(243.5)	(45.9)	(25.9)	(74.4)	99.3
Total exposure in Euro	1.2		7.7	(6.5)	—	—	—	—	1.1
Total exposure in Chinese Yuan	(1.8)		(1.8)	—	—	—	—	—	(1.8)
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (Swap URTJP X USD Fixed)
Notional amount	63.1		13.7	13.7	13.7	13.7	4.7	3.6	3.1
Average interest paid in US$	US$ -2.25%		—	—	—	—	—	—	—
Average interest received in R$	URTJLP + 5%	p.a.	—	—	—	—	—	—	—
Cross-currency interest rate swap contracts (R$ Fixed X USD Floating)
Notional amount	54.9		—	—	—	54.9	—	—	2.8
Average interest paid in US$	US$ -1.85%		—	—	—	—	—	—	—
Average interest received in R$	R$ + 4.5%	p.a.	—	—	—	—	—	—	—
Swap (variable interest into fixed interest R$)
Notional amount	59.7		—	—	—	59.7	—	—	(0.5)
Average interest paid in R$	42.33%	CDI	—	—	—	—	—	—	—
Average interest rate received in R$	R$ + 4.5	% p.a.	—	—	—	—	—	—	—
Swap (fixed interest into variable interest US$)
Notional amount	177.6		8.7	9.3	9.8	10.4	10.8	128.6	14.6
Average interest paid in US$	0.1		—	—	—	—	—	—	—
Net exposure in assets/liabilities
In reais	217.3		524.6	(8.2)	(229.8)	22.7	(21.2)	(70.8)	105.2
In Euro	1.2		7.7	(6.5)	—	—	—	—	1.2
In Chinese Yuan	(1.8)		(1.8)	—	—	—	—	—	(1.8)

Customer and Counterparty Credit Risk

We may incur losses if counterparties to our various contracts do not pay amounts that are owed to us. In that regard, our primary credit risk derives from the sales of aircraft, spare parts and related services to customers, including the financial obligations related to those sales in the cases where we provide guarantees for the benefit of the providers of finance to the aircraft purchases of our customers. We are also exposed to the credit risk of the counterparties to our financial derivative contracts.

Financial instruments which may potentially subject us to credit risk concentration include (1) cash and cash equivalents, (2) trade and other accounts receivable, (3) customer commercial financing, (d) advances to suppliers and (3) financial derivative contracts. We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All such customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. The financial condition of those suppliers is analyzed on an ongoing basis with a view to limiting credit risk. We address credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

We may also have credit risk related to the sale of aircraft during the period in which their purchasers are finalizing the financing arrangements for their aircraft purchases from us. In order to try to minimize these risks, customer credit analyses are continuously monitored and we work closely with financial institutions to facilitate customer aircraft financing.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depositary Shares

Depositary Fees and Charges

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement governing our ADSs;

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our common shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of ADR holders;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the Brazilian custodian of our common shares) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Only in the case of fees owed to the depositary in connection with cash distributions payable to ADS holders is JPMorgan Chase Bank, the depositary for our ADR program, entitled to collect those fees by offsetting them against the referred cash distributions payable to holders of our ADRs. In all other cases, JPMorgan Chase Bank will not offset fees owed to it against distributions payable to ADR holders.

Depositary Payments for the Year December 31, 2009

In 2009, JPMorgan Chase Bank paid approximately US$1.1 million in connection with investor relations related expenses of Embraer incurred in 2008 and 2009 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president for finance and chief financial officer, Luiz Carlos Siqueira Aguiar, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein on page F-2.

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

ITEM 16.A	FINANCIAL EXPERT

Our Board of Directors has determined that Taiki Hirashima, an effective member of our Conselho Fiscal is an “audit committee financial expert” as defined by current SEC rules. Furthermore, Mr. Hirashima is an independent member of our Conselho Fiscal as required by the NYSE rules and regulations. For a discussion of the role of our Conselho Fiscal, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Conselho Fiscal.”

ITEM 16.B	CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2008 and 2009:

	Year ended December 31,
	2009	2008
	(in US$ thousands)
Audit Fees	2,539	2,086
Audit-Related Fees	284	120
All Other Fees	8	7

Total	2,831	2,213

Audit Fees

Audit fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for 2008 and 2009 in connection with (1) the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and statutory audits of our subsidiaries and (2) the issuance of a comfort letter in connection with our 2009 offering of guaranteed notes due 2020.

Audit-Related Fees

Audit-related fees in 2008 and 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with (1) additional analysis of our compliance with provisions of the Sarbanes-Oxley Act and (2) the process of converting our method of reporting to IFRS.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by PricewaterhouseCoopers Auditores Independentes in 2008 and 2009.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2007, 2008 and 2009, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16.D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Conselho Fiscal.”

ITEM 16.E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows the results of our last share buyback program which was completed on March 31, 2008 for a total purchase price of US$183.7 million.

	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Program (3)	Maximum Number of Shares that May Yet Be Purchased Under the Program
	(in R$)
December 19-20, 2007	70,000	11.21	70,000	16,730,000
January 2-31, 2008	7,602,100	9.93	7,602,100	9,127,900
February 1-29, 2008	5,604,500	11.98	5,604,500	3,523,400
March 3-31, 2008	3,523,400	11.44	3,523,400	—

(1)	All shares were purchased through a publicly announced program, in open-market transactions on the São Paulo Stock Exchange.
(2)	Translated from nominal reais into U.S. dollars at the selling exchange rate in effect on each date on which purchases were made.
(3)	The share buyback program was approved by our Board of Directors on December 7, 2007, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of U$10.93 per share.

ITEM 16.F  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G  CORPORATE GOVERNANCE

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

With the exception of Mr. Aprígio Eduardo de Moura Azevedo (the representative of the Brazilian government, through the government’s ownership of the “golden share”), Messrs. Paulo Cesar de Souza Lucas and Claudemir Marques de Almeida (both representatives of our employees) and Mr. Maurício Novis Botelho, all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Regulations. While our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Regulations, our Board of Directors has not determined whether our directors are considered independent under the NYSE test for director independence.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

We have a permanent Conselho Fiscal that consists of five members and five alternates and which has ordinary meetings at least every two months. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under the Brazilian Corporate Law. For a further discussion of our Conselho Fiscal, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Conselho Fiscal.”

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, in April 2004, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B Code of Ethics.”

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer (English translation), incorporated herein by reference to Exhibit 1.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

2.1	Form of Amended and Restated Deposit Agreement among Embraer-Empresa Brasileira de Aeronáutica S.A., Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 99(a) to Embraer’s Registration Statement No. 333-133162.

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	Form of Indenture, dated October 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.4	Form of First Supplemental Indenture, dated October 8, 2009, among Embraer Overseas Limited,

Exhibit Number	Description

Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

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

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Date: April 29, 2010	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: April 29, 2010	By:	/s/ LUIZ CARLOS SIQUEIRA AGUIAR
	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Executive Vice - President Finance and Chief Financial Officer

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Consolidated Financial Statements at

December 31, 2009 and 2008

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Embraer - Empresa Brasileira de Aeronáutica S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Embraer – Empresa Brasileira de Aeronáutica S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15 of the Company’s Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3(d) to the consolidated financial statements, the Company changed its accounting policy on the definition of cash and cash equivalents and temporary cash investments in 2009.

Embraer—Empresa Brasileira de

Aeronáutica S.A.

As discussed in Note 2 (ii) to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in 2009.

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

São José dos Campos, Brazil

April 29, 2010

/s/ PricewaterhouseCoopers

Auditores Independentes

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars

	Note	2009	2008
Assets

Current assets
Cash and cash equivalents	5	1,592.4	1,820.7
Temporary cash investments	6	953.8	380.8
Trade accounts receivable, net	7	396.9	438.1
Customer and commercial financing	8	11.2	8.6
Collateralized accounts receivable	9	12.0	11.5
Inventories	10	2,333.9	2,829.0
Deferred income taxes	28	106.6	154.3
Other assets	11	233.0	273.5

		5,639.8	5,916.5

Non-current assets
Inventories	10	6.5	8.0
Trade accounts receivable	7	0.5	5.9
Customer and commercial financing	8	456.4	510.4
Collateralized accounts receivable	9	474.0	467.1
Guarantee deposits	11	505.3	493.2
Property, plant and equipment, net	13	756.8	737.9
Goodwill		14.5	14.5
Investments	12	25.3	68.7
Deferred income taxes	28	289.0	173.2
Other assets	11	283.4	248.5

		2,811.7	2,727.4

Total assets		8,451.5	8,643.9

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Balance Sheets as of December 31

In millions of U.S. dollars

	Note	2009	2008
Liabilities and shareholders’ equity

Current liabilities
Loans and financing	20	587.7	529.3
Non-recourse and recourse debt	9	135.9	137.7
Capital lease obligation	21	4.8	5.5
Trade accounts payable		595.8	1,078.1
Advances from customers	16	768.5	1,151.5
Taxes and payroll charges payable	17	64.9	57.5
Deferred income taxes	28	12.0	4.1
Accrued taxes on income		13.6	5.8
Contingencies	19	10.5	9.5
Interest own capital and dividends	25	119.6	0.9
Other payables and accrued liabilities	15	454.4	565.4

		2,767.7	3,545.3

Non-current liabilities
Loans and financing	20	1,455.2	1,296.1
Non-recourse and recourse debt	9	371.6	366.9
Capital lease obligation	21	14.2	13.9
Advances from customers	16	398.1	449.2
Contribution from suppliers	14	67.7	44.3
Taxes and payroll charges payable	17	427.0	343.9
Deferred income taxes	28	146.4	95.5
Contingencies	19	50.4	39.6
Other payables and accrued liabilities	15	324.6	169.9

		3,255.2	2,819.3

Shareholders’ equity	24
Statutory capital
Common shares (1,000,000,000 shares authorized and 740,465,043 shares issued and outstanding)		1,438.0	1,438.0
Special common share (R$1 par value, 1 share authorized, issued and outstanding at
December 31, 2009 and 2008)		—	—
Treasury shares, at cost - 16,800,000 shares		(183.8)	(183.8)
Appropriated retained earnings		110.1	80.4
Unappropriated retained earnings		949.9	862.6
Accumulated other comprehensive income		24.1	12.1

Total Company shareholders’ equity		2,338.3	2,209.3
Noncontrolling interest		90.3	70.0

		2,428.6	2,279.3

Total liabilities and shareholders’ equity		8,451.5	8,643.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive

Income For the Years Ended December 31

In millions of U.S. dollars, except earnings per share

	Note	2009	2008	2007
Gross sales
Foreign market		4,943.8	6,130.1	5,176.1
Domestic market		587.7	282.1	209.2
Sales deductions	3(a)	(65.2)	(77.0)	(140.1)

Net sales		5,466.3	6,335.2	5,245.2
Cost of sales and services		(4,352.2)	(4,991.7)	(4,093.5)

Gross profit		1,114.1	1,343.5	1,151.7

Operating (expenses) income , net
Selling		(305.1)	(393.1)	(361.3)
Research and development		(144.0)	(197.0)	(259.7)
General and administrative		(191.5)	(232.4)	(234.8)
Other operating (expense) income, net	29	(137.9)	16.0	78.3

Income from operations		335.6	537.0	374.2

Interest income (expense) , net	22	35.3	(171.4)	163.4
Foreign exchange (loss) gain , net	30	(94.1)	71.7	(37.7)

Income before income taxes		276.8	437.3	499.9
Income tax expense	28	(14.5)	(41.1)	(2.7)

Income before equity		262.3	396.2	497.2
Equity in earnings of affiliates		—	—	0.3

Net income		262.3	396.2	497.5
Less: Net income attributable to the noncontrolling interests		13.8	7.5	8.2

Net income attributable to Embraer		248.5	388.7	489.3

Earnings per share	26
Basic		0.3434	0.5354	0.6611
Diluted		0.3434	0.5354	0.6603

Weighted average number of shares (in thousands)
Basic		723,665	726,084	740,142
Diluted		723,665	726,084	741,047

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Income and Comprehensive

Income For the Years Ended December 31

	2009	2008	2007
Net income	262.3	396.2	497.5
Other comprehensive income (loss)	13.4	(3.1)	11.9

Comprehensive income	275.7	393.1	509.4
Less: Comprehensive income attributable to the noncontrolling interests	15.2	7.3	8.9

Comprehensive income attributable to Embraer	260.5	385.8	500.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	2009	2008	2007
Cash flows from operating activities
Net income	262.3	396.2	497.5

Adjustments to reconcile net income to net cash from operating activities
Depreciation	86.7	70.5	58.8
Allowance for doubtful accounts	1.2	2.1	1.5
Allowance (reversal) for inventory obsolescence	30.9	12.7	(9.9)
Loss on property, plant and equipment disposals	0.9	0.5	0.7
Accrued interest	21.2	(19.8)	4.5
Foreign exchange gain (loss), net	94.1	(71.7)	37.7
Deferred income tax expense (benefit), net	(9.2)	29.5	(30.8)
Unrealized/realized (gains) on trading securities, net	(57.6)	(3.0)	(64.6)
Other	6.5	(1.8)	1.2
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	122.8	(156.3)	(274.9)
Collateralized accounts receivable	(4.4)	(1.0)	342.0
Inventories	465.8	(357.1)	(434.0)
Other assets	5.5	(116.9)	91.9
Trade accounts payable	(487.5)	179.9	(6.3)
Other payables and accrued liabilities	10.3	106.5	(22.3)
Accrued taxes on income	7.8	122.0	(5.0)
Taxes and payroll charges payable	6.4	(163.5)	(27.0)
Contribution from suppliers	23.5	(67.9)	20.0
Advances from customers	(464.0)	431.1	441.1
Contingencies	11.8	(10.4)	(5.1)

Net cash provided by operating activities	135.0	381.6	617.0

Cash flows from investing activities
Additions to property, plant and equipment	(103.8)	(235.0)	(208.9)
Proceeds from sale of property, plant and equipment	1.0	2.0	4.1
Court-mandated escrow deposits, net of withdrawals	—	(3.3)	(37.1)
Purchase and sales of temporary cash investments, net	(401.0)	353.7	(182.3)
Restricted cash	(2.5)	12.1	(14.6)
Acquisition of noncontrolling interest	—	(20.0)	—
Others	—	2.5	0.6

Net cash (used in) provided by investing activities	(506.3)	112.0	(438.2)

Cash flows from financing activities
Proceeds from borrowings	1,461.8	1,886.2	1,772.0
Repayment of borrowings	(1,483.0)	(1,770.4)	(1,471.9)
Payments of capital lease obligations	(5.9)	(4.6)	(2.4)
Proceeds from issuance of shares	—	—	3.6
Dividends and/or interest on own capital paid	—	(242.7)	(163.5)
Acquisition of own shares for treasury	—	(183.0)	(0.8)

Net cash (used in) provided by financing activities	(27.1)	(314.5)	137.0

Effect of exchange rate changes on cash	170.1	(92.2)	164.9

(Decrease) increase in cash and cash equivalents	(228.3)	86.9	480.7
Cash and cash equivalents, at beginning of year	1,820.7	1,733.8	1,253.1

Cash and cash equivalents, at end of year	1,592.4	1,820.7	1,733.8

Supplemental disclosure of cash flow information (Note 37)

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Consolidated Statements of Shareholders’ Equity

In millions of U.S. dollars, except number of shares (in thousands)

	Capital
	Common
	Number of shares	Amount	Additional paid-in capital	Treasury shares	Appropriated retained earnings	Unappropriated retained earnings	Accumulated other comprehensive (loss) income	Total Company shareholders’ equity	Noncontrolling interest	Total
At December 31, 2006	739,904	1,434.4	—	—	13.8	422.3	3.8	1,874.3	63.9	1,938.2
Capital increase - stock options exercised	561	3.6	—	—	—	—	—	3.6	—	3.6
Net income attriabutable to Embraer	—	—	—	—	—	489.3	—	489.3	8.2	497.5
Legal reserve	—	—	—	—	16.8	(16.8)	—	—	—	—
Treasury shares acquired	—	—	—	(0.8)	—	—	—	(0.8)	—	(0.8)
Dividends/interest on own capital	—	—	—	—	—	(128.5)	—	(128.5)	—	(128.5)
Dividends forfeited	—	—	—	—	—	0.1	—	0.1	—	0.1
Cumulative translation adjustment	—	—	—	—	—	0.3	10.5	10.8	0.7	11.5
Transfer between reserves	—	—	—	—	23.0	(23.0)	—	—	—	—
Noncontrolling interest	—	—	—	—	—	—	—	—	(4.1)	(4.1)
Post-retirement benefits (net of tax of US$ 0.5)	—	—	—	—	—	—	0.7	0.7	—	0.7

At December 31, 2007	740,465	1,438.0	—	(0.8)	53.6	743.7	15.0	2,249.5	68.7	2,318.2
Net income attriabutable to Embraer	—	—	—	—	—	388.7	—	388.7	7.5	396.2
Legal reserve	—	—	—	—	26.8	(26.8)	—	—	—	—
Treasury shares acquired	—	—	—	(183.0)	—	—	—	(183.0)	—	(183.0)
Dividends/interest on own capital	—	—	—	—	—	(243.0)	—	(243.0)	—	(243.0)
Cumulative translation adjustment	—	—	—	—	—	—	(2.4)	(2.4)	(0.2)	(2.6)
Noncontrolling interest	—	—	—	—	—	—	—	—	(6.0)	(6.0)
Post-retirement benefits (net of tax of US$ 0.3)	—	—	—	—	—	—	(0.5)	(0.5)	—	(0.5)

At December 31, 2008	740,465	1,438.0	—	(183.8)	80.4	862.6	12.1	2,209.3	70.0	2,279.3
Net income attriabutable to Embraer	—	—	—	—	—	248.5	—	248.5	13.8	262.3
Legal reserve	—	—	—	—	29.7	(29.7)	—	—	—	—
Dividends/interest on own capital	—	—	—	—	—	(131.5)	—	(131.5)	—	(131.5)
Cumulative translation adjustment	—	—	—	—	—	—	12.0	12.0	1.4	13.4
Noncontrolling interest	—	—	—	—	—	—	—	—	5.1	5.1

At December 31, 2009	740,465	1,438.0	—	(183.8)	110.1	949.9	24.1	2,338.3	90.3	2,428.6

The accompanying notes are an integral part of these consolidated financial statements.

Embraer—Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

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

The Company has evolved from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a public company that produces aircraft for commercial, executive aviation and defense purposes. The Company has enhanced its engineering and technological capabilities through its development of products for the Brazilian Air Force and through joint development projects with foreign partners. The Company has applied the capabilities it has gained from its defense business to develop its commercial and executive aviation aircraft businesses.

The Company’s shares are registered on the enhanced corporate governance segment of the São Paulo Stock Exchange (Bolsa de Valores, Mercadorias e Futuros or the BM&FBOVESPA), called the New Market (“Novo Mercado”). The Company does not have a defined controlling group and the capital comprises only common voting stock.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices, which are located in Brazil, the United States, France, Spain, China, Portugal and Singapore and are mainly engaged in sales marketing and post sales/maintenance services.

2	Presentation and Consolidation of Financial Statements

(a)	Presentation

(i)	The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	These financial statements reflect the retrospective adoption of the new accounting standard for noncontrolling interests. This standard clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as shown in the consolidated statements of shareholders´equity.

(iii)	A significant portion of the Company’s sales is destined to export markets and a substantial level of financing, manufacturing and other costs is denominated in U.S. dollars (“US$”).The Company presents its financial statements in accordance with the accounting standard which provides guidance on foreign currency translations. The Company’s Board of Directors and management have historically considered that the U.S. dollar has been, and remains, in their opinion, the currency in which the Company principally operates. Accordingly, the Company’s management has concluded that its functional currency is the U.S. dollar.

(iv)	For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. Translation gains and losses are recorded in Foreign exchange (loss) gain, net in the statement of income.

(v)	For subsidiaries whose functional currency is a currency other than the U.S. dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using average exchange rates. The resulting translation adjustments are reported in a separate component of shareholders’ equity, in Cumulative Translation Adjustment. The official exchange rate reported by the Brazilian Central Bank at the balance sheet date were December 31, 2009 - US$ 1.00 : R$ 1.7412; December 31, 2008 - US$ 1.00 : R$ 2.3370 ; December 31, 2007 - US$ 1.00 : R$ 1.7713.

(b)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has either a majority of the equity of the subsidiary or otherwise has management control and (ii) special purpose entities (“SPEs”) for which the Company was considered to be the primary beneficiary according to the accounting standard for consolidation of variable interest entities. All intercompany accounts and transactions arising from consolidated entities have been eliminated.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(c)	Acquisition of non-controlling interest

In July 2008, Embraer acquired a 40% interest in ELEB - Embraer Liebherr Equipamentos do Brasil S.A. from Liebherr Aerospace S.A.S., concluding the transaction announced on December 21, 2007. Embraer now holds 99.99% of ELEB’s equity interest, and the Company name was changed to ELEB - Equipamentos Ltda. (“ELEB”). The acquisition was accounted according to the standard for business combinations.

3	Summary of Significant Accounting Policies

(a)	Revenue recognition

The Company recognizes revenues from sales made by the commercial, executive aircraft, aviation services and defense segments when title and risk of ownership is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is provided to the customer.

The Company also recognizes rental revenue for leased aircrafts under operating leases ratably over the lease term and records such revenue as Net sales - others when presenting information by operating segment.

In the defense segments, a significant portion of revenues is derived from long-term development contracts with Brazilian and foreign governments, for which the Company recognizes revenues under the Percentage of Completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

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

In millions of U.S. dollars, unless otherwise stated

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

The Company offers contractual concessions that provide its customers with a reduction in the amount paid for its aircraft. The concessions are recorded as sales deductions in accordance with the accounting standard which discusses accounting for consideration given by a vendor to a customer, because the concessions represent a reduction of the sales price. In addition, the recovery of the concessions through the export incentive program is recognized as revenue associated with the sale and exportation of the aircraft and recorded as “Net sales”.

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

In accordance with the accounting standard for contingencies, the Company accrues a liability for the obligations associated with product warranties at the aircraft delivery date which is estimated based on historical experience and recorded in Cost of sales and services.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, in banks and highly liquid investments, such as certificates of deposit, time deposits and other money market investments with maturities of up to 90 days which are readily convertible into cash with a minimal risk of change in the redemption amount. Included in the category are short- term repurchase transactions (“REPO”) collateralized by Brazilian Government Notes and Bonds and Certificates of Deposits of Brazilian Banks with daily liquidity issued in the Brazilian market.

(d)	Temporary cash investments

Temporary cash investments consist of securities with original maturities greater than 90 days, which are classified as Trading securities including assets held through exclusive investments funds.

Change in accounting practices:

Through December 31, 2008, the Company classified short- term repurchase transactions collateralized by Brazilian Government notes and bonds – in accordance to the tenor of the Government notes and bonds rather than the tenor of the REPO transaction itself. As a consequence, short-term REPO transactions and bank certificates of deposits were classified as temporary cash investments. From January 1, 2009 the Company changed its classification of this class of securities and, as a consequence, highly liquid short-term REPO transactions and banks Certificates of Deposits are now being classified as cash equivalents.

For comparison purposes, the consolidated balance sheet, as at December 31, 2008 and the statement of cash flows for the year ended of December 31, 2008 and 2007, were reclassified to reflect this change in accounting practices as below

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	2008
	As originally reported	Reclassifications	Adjusted
Consolidated Balance sheet
Cash and cash equivalents	1,391.4	429.3	1,820.7
Temporary cash investments	810.1	(429.3)	380.8

Consolidated Statement of Cash Flows
Unrealized/realized (gain) on trading securities, net	(62.8)	59.8	(3.0)
Cash flow from operating activities	321.8	59.8	381.6

Purchases and sales of temporary cash investments, net	410.7	(56.9)	353.7
Cash flow from investing activities	168.9	(56.9)	112.0

	2007
	As originally reported	Reclassifications	Adjusted
Consolidated Statement of Cash Flows
Unrealized/realized (gain) on trading securities, net	(101.2)	36.6	(64.6)
Cash flow from operating activities	580.4	36.6	617

Purchases and sales of temporary cash investments, net	(528.4)	346.1	(182.3)
Cash flow from investing activities	(784.3)	346.1	(438.2)

(e)	Allowance for doubtful accounts

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

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(g)	Spare part exchange pools

Based on formal contractual arrangements with customers, certain spare parts are segregated and placed in exchange pools for the exclusive use of customers participating in such programs, from which they may withdraw for their use an equivalent functioning part, as defined, for an unserviceable part, as needed. Parts placed in exchange pools are recorded as Other Assets and are depreciated using the straight-line method over estimated useful lives of seven to ten years and considering estimated residual values of 20% to 50% of original cost, which management believes approximate the usage and change in value of the items. Costs to refurbish parts placed in exchange pools are expensed as incurred. Items in exchange pools are classified as Other Long-term Assets on the consolidated balance sheets.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized revenues of US$ 67.0, US$ 60.8 and US$ 49.8, respectively, under exchange pool arrangements, which are reported as Net sales in the statement of income and comprehensive income in the aviation services segment.

(h)	Customer and commercial financing

Customer and commercial financing consists of notes receivable originated from financed aircraft sales and used aircraft assets either under operating leases or available for lease and/or sale.

Notes receivable are stated at cost plus accrued interest and reduced by valuation allowances, when necessary, which are determined by the Company upon considering the customer credit rating and related collateral, if any, attached to the respective notes receivable.

Aircraft under operating leases are recorded at cost, net of accumulated depreciation (Note 8).

The Company reviews aircraft under operating leases for impairment when events or changes in circumstances indicate that the expected undiscounted cash flows from the asset may be less than its carrying value. An asset under an operating lease is considered to be impaired when events or changes in circumstances indicated that the expected undiscounted cash flows from the asset may be less than its carrying value. Various assumptions are used to determine the expected undiscounted cash flow. These assumptions include lease rates, lease terms, periods over which the asset may be held in preparation for a follow-on lease, maintenance costs, remarketing costs and the expected useful life of the asset. The determination of expected lease rates is generally based on independent reference values obtained from publications and similar aircraft sales in the secondary market. The Company uses historical information and current

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

economic trends to develop the remaining assumptions. When there is an indication that an asset is impaired, the impairment loss recorded represents the excess of the carrying value over the estimated fair value.

Used aircraft available for lease or sale are stated at their acquisition cost. The Company compares the cost of the individual aircraft with its estimated market value, based on third-party appraisal estimates for the cost of each aircraft. Any resulting deficiencies are recorded as a reduction of the carrying value of the aircraft and charged to Cost of sales and services. Losses recorded totaled US$ 8.3, US$ 28.1 and US$ 6.8 for the years ended December 31, 2009, 2008 and 2007, respectively.

(i)	Collateralized accounts receivable and non-recourse and recourse debt

Some of the Company’s sales transactions are structured financings through which an Special Purpose Entity (“SPE”) purchases the aircraft, pays the Company the purchase price on delivery or at the conclusion of the sales financing arrangement, and then leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of the aircraft purchase through an SPE, and a portion of the credit risk remains with the third party. The Company may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

The Company applies the accounting guidance for consolidation of variable interest entities (“VIE”) and consolidates SPEs in which it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Accordingly, SPEs owned by third parties where the Company is the primary beneficiary are consolidated. When the Company is no longer the primary beneficiary, the assets and liabilities related to the aircraft are deconsolidated from the balance sheet.

The Company determines whether it is the primary beneficiary or a significant interest holder principally based on a qualitative assessment of the variable interest entity (“VIE”). This includes a review of the VIE’s capital structure, contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued, and the Company’s interests in the entity which either create or absorb variability. The Company evaluates the design of the VIE and the related risks the entity and the variable interest holders are exposes to in evaluating consolidation. In limited cases, when it may be unclear from a qualitative standpoint if the Company is the primary beneficiary, the Company uses a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using the cash flow and statistical risk measurement modeling.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

As of December 31, 2009, total assets and total liabilities amounted US$329.9 (2008 – US$ 318.9) and US$328.5 (2008 – US$317.5), respectively, associated with its significant variable interests in consolidated VIEs.

Generally, the underlying lease transactions qualify as sales-type leases and, as a consequence, the consolidation of these SPEs results in recording investments in minimum lease payments receivable and residual value, gross of unearned income and corresponding non-recourse debt (Note 9).

The residual value of the sales-type lease assets is estimated at the date of lease inception taking into account a number of factors, based on the estimated future market value of the aircraft through third party appraisals, including information developed from similar aircraft remarketing in the secondary market. The Company reassesses annually the sales-type lease investment amount for impairment based on third-party appraisals and credit rating for customers.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, including applicable construction-period interest. Materials allocated to specific projects are added to construction in progress and, in accordance with the accounting standard for capitalization of interest costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress.

Assets acquired through capital lease arrangements are capitalized and depreciated over the expected useful lives of the assets, in accordance with the accounting standard for leases.

Costs incurred for the development of computer software for internal use are capitalized in accordance with the accounting standard for the costs of computer software developed or obtained for internal use.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (Note 13). Improvements to existing property that significantly extend the useful life or the utility of the asset are capitalized, while maintenance and repair costs are charged to expense as incurred.

Long-lived assets held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset. The amount of the impairment is the difference between the carrying amount and the estimated fair value of the asset. No impairment losses on fixed assets were recorded in 2009, 2008 or 2007.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(k)	Marketing and advertising expenses

The Company records marketing and advertising expenses as incurred which totaled US$ 6.9, US$ 18.2 and US$ 13.4 for 2009, 2008 and 2007, respectively, included in Selling expenses. The Company participates in air shows to promote its products and develop customer relationships. The amounts expensed in relation to such air shows totaled US$ 6.4, US$ 10.7 and US$ 14.3 for 2009, 2008 and 2007, respectively.

(l)	Investments

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

Warranty costs related to sales of aircraft and parts are recognized as Cost of sales and services at the time of sale based on estimated amounts of warranty costs anticipated to be incurred. These estimates include, among others, historical warranty claims and cost experience, warranty coverage available from suppliers, type and duration of warranty coverage, and the volume and mix of aircraft sold and in service. The warranty period typically ranges from two years for spare parts up to five years for aircraft components.

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

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Certain guarantees that are issued or modified after December 31, 2002, including third-party guarantees, are initially recorded on the balance sheet at fair value. Liabilities for guarantees issued on or before December 31, 2002 are recorded when and if payments become probable and estimable. The accounting standard for guarantees has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During the years ended December 31, 2009, 2008 and 2007, the fair value of guarantees recorded by the Company generated a credit to Sales deductions of US$ 2.6 , and Sales deduction of US$ 2.9 and US$ 2.5, respectively.

(o)	Post-retirement benefits

The Company participates in a defined contribution pension plan that provides pension benefits for its employees (Note 23). Expense is recognized as the amount of the required contribution for the period and is recorded on the accrual basis.

The Company accounts for such benefits in accordance with the standard for nonretirement postemployment benefits which requires an entity to recognize in its balance sheet the over or underfunded status of its defined benefit post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. This accounting standard also requires an entity to recognize changes in the funded status of defined benefit post-retirement plans within other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

The funded status of the defined benefit pension and post-retirement medical benefit plans are recorded by the Company based on the funded status of each plan as of the balance sheet dates. The net periodic cost of the Company’s post-retirement medical benefit plan and the terminated defined benefit pension was determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate.

(p)	Employee profit-sharing plan

In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit-sharing program which is now linked to the Company’s net income calculated in accordance with US GAAP and to individual and business unit performance targets. Of the total, 30% is distributed equally to all employees and 70% proportionally to salary. The Company recorded an expense of US$ 33.7, US$ 50.1, US$ 71.0 for the years ended December 31, 2009, 2008 and 2007, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(q)	Research and development

Research and development costs are expensed when incurred and are recorded net of amounts contributed by risk-sharing suppliers. Amounts received from risk-sharing suppliers as contributions for research and development activities are classified as contributions from suppliers and recognized as research and development only when the Company has met its obligations under the provisions of the related supply agreements (Note 14). Net research and development expenses were US$ 144.0, US$ 197.0 and US$ 259.7 for the years ended December 31, 2009, 2008 and 2007, respectively. In , for the years ended December 31, 2009, 2008 and 2007, the Company recognized as a reduction of research and development expenditures US$ 102.2, US$ 134.8 and US$ 23.7, respectively, for payments previously received from risk-sharing suppliers related to the certification of the EMBRAER 170/190 family and the Executive family of aircraft and the fulfillment of other contractual milestones.

(r)	Stock compensation

The Company adopted the guidance in the accounting standard for share-based payments.

(s)	Income taxes

Income taxes in Brazil are comprised of Federal income tax and social contribution tax. There are no state or local income taxes in Brazil. The enacted income tax rates applicable for the years ended December 31, 2009, 2008 and 2007 were as follows:

Percentage
Federal income tax rate	25
Social contribution tax rate	9

Combined tax rate	34

The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian Reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates or inflation indexation adjustments in local currency for tax purposes.

Effective January 1, 2007, the Company adopted the accounting standard for uncertainty in income taxes, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The effects of adoption had an insignificant impact on the financial statements.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company records interest and penalties on uncertain tax positions under Interest income (expense), net (Note 22).

(t)	Derivative financial instruments

All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them in accordance with the accounting standard for derivatives and hedging. The Company’s derivative financial instruments have not qualified for hedge accounting designation for purposes of this accounting standard accordingly, changes in the fair value of these derivative financial instruments are recorded in income and classified as a component of Interest income (expense), net (Note 22).

(u)	Comprehensive income

The accounting standard for presentation of comprehensive income establishes the basis for reporting and display of comprehensive income and its components in financial statements. Comprehensive income consists of net income, the effects of foreign currency translation adjustments on subsidiaries and the effects of recording the funded status of post-employment benefit plans in accordance with the accounting standard for non-retirement post-employment benefits.

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

Goodwill is tested for impairment by first comparing the carrying value of net assets to the fair value of the related operations. If the fair value is determined to be less than

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

carrying value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations and is compared to its carrying value.

The acquisition of a 40% interest in ELEB in 2008 for US$ 20.0 generated goodwill of US$ 14.5. An amount of US$ 5.5 was allocated as a fair value adjustment of the assets acquired and liabilities assumed, based on management’s studies. The excess purchase price was fully allocated to goodwill which was tested for impairment. No adjustment for impairment was recorded in 2009.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

4	Recently Issued Accounting Pronouncements

(a)	Accounting pronouncements adopted

In June 2009, the U.S. Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (“ASC”) as the single source of authoritative nongovernmental U.S. GAAP which was launched on July 1, 2009. ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. ASC also includes all relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issue Task Force Abstracts, but instead will issue Accounting Standard Updates (“ASUs”). ASUs will not be considered “authoritative” in their own right as they serve only to update the Codification by providing the basis for conclusions on the change(s) in the Codification. ASC is effective for interim and annual periods ending after September 15, 2009, and the principle impact on our financial statements is limited to disclosures.

In March 2008, the FASB issued a new standard on disclosures about derivative instruments and hedging activities. This new standard expands the current disclosure requirements for derivative instruments and hedging activities, such that entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under the standard and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 32.

(b)	Accounting pronouncements not yet adopted

In January 2010, the FASB issued a new accounting standard for fair value measurements and disclosures. This accounting standard will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. This accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity on a gross basis which is effective for annual periods beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

In June 2009, the FASB issued a new accounting standard on the accounting and disclosure requirements for the consolidation of VIEs. Subsequently, in December 2009, the FASB issued a new accounting standard which replaced the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. This new accounting standard is effective for annual and interim periods beginning after November 15, 2009. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. Subsequently, in December 2009, the FASB issued a new accounting standard for transfer of financial assets which will improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. This new accounting standard is effective for annual and interim periods beginning after November 15, 2009. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

In October 2009, the FASB issued new accounting standard for revenue recognition under multiple-deliverable arrangements. This standard modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

5	Cash and Cash Equivalents

	2009	2008
Cash and bank balances
Denominated in U.S. dollars	42.1	14.3
Denominated in Reais	11.4	217.7
Denominated in other currencies	55.7	49.4

	109.2	281.4
Cash equivalents
Denominated in U.S. dollars (i)	613.9	1,005.1
Denominated in Reais (ii)	865.7	529.5
Denominated in other currencies	3.6	4.7

	1,483.2	1,539.3

	1,592.4	1,820.7

(i)	Represents time deposits, money market funds and overnight funds deposited overseas by consolidated subsidiaries.

(ii)	Mainly represented by money market funds with several financial institutions. These funds are exclusively for the benefit of the Company and managed by third parties and accrue monthly commission fees. The funds are comprised of investments that have daily liquidity and are marked-to-market on a daily basis with changes in fair value reflected in results of operations. The target returns are specified with each financial institution based on a percentage of the CDI (Brazilian Interbank Deposit Rate). As discussed in Note 3(d) the Company changed its policy on the classification of cash and cash equivalents, refer to that note for further details.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

6	Temporary Cash Investments

	2009	2008
Trading Securities	934.0	371.0
Held-to-maturity	19.8	9.8

	953.8	380.8

At December 31, 2009 and 2008, the Company held investments in private investment money market funds, the assets of which primarily comprise of notes issued by the Brazilian Federal Government, banks certificates of deposits and debentures issued by public companies in Brazil. These funds are exclusively for the benefit of the Company and managed by third parties who charge a monthly commission. The investments are marked-to-market on a daily basis with changes in fair value reflected in results of operations as the Company considers these investments as securities held for trading purposes.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to asset management and custodial fees, audit fees and similar expenses. No assets of the Company are used as collateral for these obligations and the creditors of the funds have no recourse against the general credit of the Company.

7	Trade Accounts Receivable

	2009	2008
Aviation services	266.5	315.5
Defense
Brazilian Air Force	124.5	95.4
Other	1.7	3.3
Commercial aviation	3.5	0.1
Executive aviation	0.4	—
Others	34.8	61.6

	431.4	475.9
Less - allowance for doubtful accounts	(34.0)	(31.9)

	397.4	444.0
Less - current portion	396.9	438.1

Long-term portion	0.5	5.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Unbilled accounts receivables recognized under the POC method for Defense totaled US$ 118.8 at December 31, 2009 (2008 - US$ 83.1).

The changes to the allowance for doubtful accounts are summarized as follows:

	2009	2008	2007
Beginning balance	31.9	30.9	29.4
Additions	4.5	5.3	6.4
Write-offs	(2.4)	(4.3)	(4.9)

Ending balance	34.0	31.9	30.9

Sales to customers in excess of 10% of the Company's net sales were as follows:

	Net sales - %
	2009	2008	2007
Commercial Aviation
Northwest Airlines	—	10.5	—
Air Canada	—	—	13.1
Republic/Chautauqua	—	—	12.6

8	Customer and Commercial Financing

	2009	2008
Operating lease equipment, at cost, less accumulated depreciation of US$ 81.2 (2008 - US$ 63.2) (i)	445.8	430.2
Notes receivable (ii)	21.8	88.8

	467.6	519.0
Less - current portion	11.2	8.6

Long-term portion	456.4	510.4

(i)	Rental income for leased aircraft amounted to US$ 41.6, US$ 39.9 and US$ 44.2 in the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, minimum future rentals on non-cancelable operating leases for each of the five succeeding years were as follows:

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2010	30.5
2011	21.4
2012	15.9
2013	12.1
2014	9.6
Thereafter	13.5

(ii)	Notes receivable represent sales financing, indexed at average interest rates of 5.9% per annum, with maturities through 2021.

At December 31, 2009, the maturity schedule for notes receivables was as follows :

Year
2010	11.2
2011	5.8
2012	3.9
2013	0.9

21.8

9	Collateralized Accounts Receivable and Non-Recourse and Recourse Debt

Underlying lease transactions which, qualify as sales-type leases, result in the consolidation of the corresponding SPEs and in the recording of investments in minimum payments receivable and in the residual value, gross of unearned income which totaled US$ 872.8 and US$ 893.5, (net amount of US$ 486.0 and US$ 478.7) as of December 31, 2009 and 2008, respectively, and are presented as collateralized accounts receivable.

These transactions also resulted in the recording of non-recourse debt of US$ 51.8 and US$ 58.5, and recourse debt of US$ 455.7 and US$ 446.1 as of December 31, 2009 and 2008, respectively.

The components of investment in sales-type leases at December 31, 2009 and 2008, were as follows:

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The components of investment in sales-type leases at December 31, 2009 and 2008, were as follows:

	2009	2008
Minimum lease payments receivable	409.6	430.3
Unearned income	(386.8)	(414.8)
Estimated residual value of leased assets	463.2	463.1

Investments in sales-type lease	486.0	478.6
Less - current portion	12.0	11.5

Long-term portion	474.0	467.1

The Company reassessed the residual value of the aircraft and did not identify any "other than temporary" differences between carrying values and fair value.

Maturities of minimum payments receivable at December 31, 2009 are summarized as follows:

Year
2010	20.6
2011	21.1
2012	23.4
2013	22.9
2014	19.9
2015	18.2
Thereafter	283.5

409.6

10	Inventories

	2009	2008
Finished goods (i)	599.7	472.1
Work-in-process (ii)	707.8	1,070.6
Raw materials	762.7	894.2
Inventory in transit	216.6	364.7
Advances to suppliers	53.6	35.4

	2,340.4	2,837.0

Less - current portion	2,333.9	2,829.0

Long-term portion	6.5	8.0

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	Includes two Legacy 600s, five EMBRAER 170s, one EMBRAER 175s, two EMBRAER 190s, one EMBRAER 195s, 12 Phenom 100s(2008 - one Legacy 600, two EMBRAER 170s, four EMBRAER 190s and one EMBRAER 195). Of these, one Legacy 600, one EMBRAER 170, the one EMBRAER 175, the two EMBRAER 190s and three Phenom 100s were delivered in 2010.

(ii)	Includes US$ 26.8 related to four pre-production series Phenom 100 and 300 aircraft (2008—US$ 13.6 related to eight aircraft), which were in construction or in use under the certification campaign.

The amounts presented above are net of an obsolescence allowance. Changes to the valuation allowance were as follows:

	2009	2008	2007
Beginning balance	127.7	116.7	123.8
Additions	35.7	31.9	7.0
Write-off	(4.8)	(19.3)	(16.9)
Foreign exchange loss (gain)	1.0	(1.6)	2.8

Ending balance	159.6	127.7	116.7

11	Guarantee Deposits and Other Assets

	2009	2008
Guarantee deposits (i)	505.3	493.2
Taxes recoverable (ii)	148.4	138.0
Court-mandated escrow deposits (iii)	137.8	123.4
Spare part exchange pools (Note 3(g))	80.3	75.4
Unrealized gains on derivatives (Note 32)	24.6	29.9
Restricted cash from sales-type leases	20.6	27.7
Prepaid expenses	16.0	22.9
Advances to employees	15.2	10.9
Credits with suppliers (iv)	13.2	15.6
Prepaid insurance	10.9	11.9
Commission advances	8.7	10.1
Contribution from suppliers credit	—	20.0
Other	40.7	36.2

	1,021.7	1,015.2
Less - current portion	233.0	273.5

Long-term portion	788.7	741.7

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	Guarantee deposits comprise, principally:

(a)	US$ 308.9 relates to collateral for financing arrangements and residual value guarantees of certain aircraft sold (Note 35) (2008 - US$ 299.7). In the event the guarantor of the debt (an unrelated third party) is required to pay the creditors under such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. The deposited amounts will be released when the financing contracts mature (between 2013 and 2021) if no default by the buyers of the aircraft occurs or if the aircraft market price is above the residual value guarantee. The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by the Company under Interest income (expenses) net. In order to enhance returns on such guarantee deposits in 2004, the Company contracted structured Notes for the face value of US$ 123.4 with a the depositary bank which generated interest of US$ 7.6 in 2009 (2008 - US$ 7.6), which interest was added to the principal amount. This yield enhancement was obtained through a credit default swap transaction which provides the right of early redemption of the Note in case of a credit event by the Company. Upon such credit event, Notes may be redeemed by the holder at the greater of the note's market value or its original face amount, which would result in the loss of all interest accrued on such Note to date. The interest accrued as of December 31, 2009 was US$ 38.0.

(b)	US$ 194.6 (2008 - US$ 185.4) remunerated deposits with third party financial institutions as a pledge under a specific sale financing structure.

(ii)	Taxes recoverable refer mainly to PIS (Social Integration Program), COFINS (Contribution for Social Security) and ICMS (State Value-added Tax) credits recoverable on purchases of production inputs.

(iii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, primarily taxes and contributions which are being contested through the courts (Notes 17 and 19).

(iv)	Credits with suppliers represent rework performed by the Company, reimbursable by the suppliers.

12	Investments

	2009	2008
Held-to-maturity securities (i)	24.1	32.6
Trading securities (ii)	—	34.9
Other	1.2	1.2

	25.3	68.7

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	Held to maturity securities refer to Brazilian Federal Government National Treasury Notes (“NTNs”) acquired by the Company from customers, related to the equalization of interest rates to be paid under the Export Financing Program - PROEX between the 11th and 15th year after the sale of the related aircraft, recorded at present value. The interest earned is added to the balance and recorded as interest income, as the Company intends to hold these securities until maturity.

(ii)	Brazilian government bonds, denominated in US dollars, recorded at fair value with changes in fair value recorded in interest income.

13	Property, Plant and Equipment, Net

	2009			2008
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net	Useful life- years
Buildings and improvements	390.2	108.9	281.3	338.6	94.1	244.5	10 to 48
Machinery and equipment	459.6	281.4	178.2	411.7	257.6	154.1	5 to 17
Tooling	265.3	111.5	153.8	255.0	94.0	161.0	10
Construction in progress	16.2	0.0	16.2	74.4	0.0	74.4	—
Software	121.5	94.7	26.8	107.5	85.7	21.8	5
Installations	122.3	80.4	41.9	103.0	72.8	30.2	10 to 31
Furniture and fixtures	42.7	24.6	18.1	40.5	22.4	18.1	5 to 10
Computers and peripherals	61.7	46.9	14.8	57.3	43.9	13.4	5
Land	11.1	0.0	11.1	9.2	0.0	9.2	—
Vehicles	13.2	9.8	3.4	12.6	9.2	3.4	5 to 14
Capital lease	47.1	46.7	0.4	47.9	44.3	3.6	5
Aircraft (*)	29.7	22.7	7.0	23.3	21.9	1.4	5 to 20
Other	4.3	0.5	3.8	3.3	0.5	2.8	5

	1,584.9	828.1	756.8	1,484.3	746.4	737.9

(*)	These aircraft are used for demonstration and internal purposes.

Interest charges capitalized in the years ended December 31, 2009, 2008 and 2007 were US$ 1.0, US$ 3.0 and US$ 1.6, respectively.

14	Contribution from Suppliers

The Company has agreements with key suppliers to assure their participation in research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company's right to such contributions to its meeting certain performance milestones, including successful certification of the aircraft, first delivery deadlines and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as a reduction to research and development expenses when contractual milestones are achieved no ongoing obligation by the Company exists.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15	Other Payables and Accrued Liabilities

	2009	2008
Accrued payroll and related charges	131.7	111.2
Unearned income (i)	116.0	116.5
Product warranties (ii)	106.9	96.1
Provision related to financial guarantee - MESA(iii)	103.0	—
Deferred income (iv)	80.7	44.1
Sundry creditors	79.7	56.3
Accrued employee profit sharing (Note 3(p))	38.5	44.4
Provision related to financial guarantee (Note 35)	25.1	27.4
Product improvement accruals (ii)	15.3	21.5
Security deposit	5.8	4.9
Accrued materials	4.2	3.8
Financial credits	2.6	3.3
Post-retirement benefits (Note 23)	2.9	2.8
Unrealized losses on derivatives (Note 32)	4.6	166.5
Insurance	0.5	4.2
Other	61.5	32.3

	779.0	735.3

Less - current portion	454.4	565.4

Long-term portion	324.6	169.9

(i)	Represents unearned income from sales of spare parts, services related to technical assistance and training of mechanics and crews which will be recognized when the product or service is provided to the customer.

(ii)	Includes warranty and contractual obligations to implement improvements to aircraft sold (Note 35).

(iii)	In December 2009, the Company booked a provision of US$ 103.0 in recognition of probable losses to cover its obligations with respect to the guarantees it had offered in relation to the Mesa Air Group (“Mesa”) when the latter Mesa filed for Chapter 11 protection from creditors in January 2010 (Notes 29 and 38).

(iv)	Refers to certain aircraft sales that, because of contractual obligations, are accounted for as operating leases.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

16	Advances from Customers

	2009	2008
Denominated in U.S. dollars	1,070.7	1,583.1
Denominated in Reais	95.9	17.6

	1,166.6	1,600.7

Less - current portion	768.5	1,151.5

Long-term portion	398.1	449.2

The advances denominated in Brazilian Reais are translated to U.S. dollars at the exchange rates prevailing at the respective balance sheet dates. The allocation between current and non-current portions is based on the contractual terms for delivery of the related aircraft.

17	Taxes and Payroll Charges Payable

	2009	2008
Disputed taxes and payroll charges (i)	414.7	332.1
Current taxes (other than taxes on income)	61.7	54.4
Refinanced INSS (social security contribution on rural worker’s compensation)	11.5	14.9
Provision for income tax contingencies	4.0	—

	491.9	401.4

Less - current portion	64.9	57.5

Long-term portion	427.0	343.9

(i)	The Company is challenging through legal proceedings the merit and constitutionality of certain taxes and has obtained writs of mandamus or injunctions to avoid payment of such taxes. Pending a final decision in such cases, the Company recognizes as expenses the total amount of the legal obligations plus accrued interest based on the SELIC (Brazilian Central Bank overnight rate) on such liabilities. The SELIC rate was 8.65% at December 31, 2009 (2008—13.66%).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

A brief description of the Company's legal challenges is set forth below:

(i)	The Company is challenging the basis for calculating COFINS and PIS (taxes on revenues) and the incurrence of this tax in certain periods. In connection with one legal action, in which the Company disputed the basis for calculating PIS, the Company chose to participate in a federal government tax relief program under Law N.º 11.941/09, which benefited the Company. As a result, the Company reversed provisions of US$ 6.4 in 2009 to Interest income (expense), net.

(ii)	The Company is challenging the payment of Social Contribution tax on export sales revenue and is claiming the right to offset part of these credits against IPI (Excise Tax) credits on the acquisition of non-taxable or zero-rated raw material inputs.

The first legal action is under review by the Supreme Court of Justice is awaiting a final decision. The amount of related tax accrued but not paid as of December 31, 2009 was US$ 294.7.

The Company withdrew its second IPI legal suit, which was included in Federal Government tax relief program under Provisional Measure N.º 470/09 agreement and reversed US$ 12.8 in 2009, of which US$ 6.9 to Interest income (expense), net and US$ 5.9 to Other operating expenses (income) net.

Separately, ELEB, a whole owned subsidiary, entered into the federal government tax relief program under Provisional Measure Nº 470/09, ELEB liquidated its debts with deferred tax (credits) against tax expenses.

(iii)	The Company is required to pay an SAT levy (Workers Compensation Insurance) to the federal government at a rate of 3% on its payroll. In June 2008, the Company obtained a court order to reduce the rate to 1% and it reversed US$ 4.1 relating to the difference between the rates. In September, 2009, the Company obtained a favorable decision in a Writ of Mandamus to release its SAT judicial escrow deposits of US$ 6.4.

A favorable ruling to the Company has also authorized non-payment of the social contributions on termination notice indemnities. The amount accrued but not paid was US$ 5.2 as of December 31, 2009.

Court-mandated escrow deposits are made as required (Note 11).

18	Liabilities Associated With Unrecognized Tax Benefits

The Company adopted the standard on provisions for uncertain tax positions from 2007, recording the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, reversing and measurement of tax positions are based on management's best judgment given the facts, circumstance and information available at the reporting date. As of December 31, 2009, 2008 and 2007, the Company recorded an insignificant amount for any uncertainty in income taxes. The Company and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

19	Contingencies

The Company is party to certain legal proceedings arising in the normal course of business and has made provisions when management believes that it can reasonably estimate probable losses. In connection with some of these proceedings, court-mandated escrow deposits, recorded in Other assets, are made which will only be released to the Company upon a final judgment in its favor. The provisions for tax contingencies and other litigation and the corresponding deposits were as follows:

	2009		2008
	Court-mandated escrow deposits (Note 11)	Provisions	Court-mandated escrow deposits (Note 11)	Provisions
Labor related (i)	—	33.3	—	22.6
Tax related (ii)	7.0	27.6	5.6	20.3
Civil related	—	—	—	6.2

	7.0	60.9	5.6	49.1
Less - current portion	—	10.5	—	9.5

Long-term portion	7.0	50.4	5.6	39.6

(i)	The labor lawsuits relate to claims brought by trade unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances and retroactive salary increases and adjustments.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	This provision relates primarily to income tax and social contribution contingencies arising from tax assessments which are being challenged and for which a final decision is pending.

The activity in the provision account was as follows:

	Labor contingencies	Tax contingencies	Civil disputes	Other
At December 31, 2007	27.3	25.7	6.5	—
Additions	1.0	—	0.8	—
Interest	2.7	0.7	0.5	—
Payments/reversals	(1.9)	—	—	—
Translation adjustments	(6.5)	(6.1)	(1.6)	—

At December 31, 2008	22.6	20.3	6.2	—

Additions	7.8	—	—	—
Interest	3.3	0.7	—	—
Payments/reversals	(8.4)	(0.7)	(6.3)	—
Translation adjustments	8.0	7.3	0.1	—

At December 31, 2009	33.3	27.6	—	—

In addition, management does not believe that the lawsuits and administrative proceedings discussed above will, individually or in the aggregate, have a material adverse effect on the Company’s business, nor does management expect such lawsuits or proceedings to materially impact cash flows of the Company, its results of operations or its financial condition. Other matters involving possible loss contingencies were not significant at the balance sheet dates.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20	Loans and Financing

Description	Final maturity	Currency	Annual interest rate - %	2009	2008
Foreign currency
Working capital	2020	U.S. dollar	1.00 to 6.375	1,006.5	545.7
			LIBOR 12M plus 0.50 to 1.10

	2011	Euro	EURIBOR plus 1.10 to 1.70	37.3	46.5

	2009	Sterling	6.20	—	0.1
	2009	Chinese yuan	2.53	—	22.0
Advances on foreign exchange contracts	2009	U.S. dollar	4.20 to 8.50	—	341.2

Project development	2016	U.S. dollar	LIBOR plus 0.875 to 1.75	1.6	135.0

Exporting financing	2010	U.S. dollar	6.30 to 7.81	—	55.9

Acquisition of materials	2012	U.S. dollar	4.12 to 5.95 LIBOR plus 1.10	261.4	36.9

Property and equipment	2035	U.S. dollar	3.53 to 5.35	32.2	25.7

				1,339.0	1,209.0

Brazilian Reais
Export financing	2012	Reais	4.50 TJLP plus 2.25 to 2.80	621.4	545.2

Project development	2015	Reais	TJLP plus 5.00	82.5	71.2

				703.9	616.4

Total debt				2,042.9	1,825.4

Less - current portion				587.7	529.3

Long - term portion				1,455.2	1,296.1

Definitions:

•

LIBOR means London Interbank Offered Rate, fixed semiannually or annually, varying in accordance with the related loan agreement, and was 0.43% to 0.98% p.a. at December 31, 2009 (2008- 1.75% to 2.00% p.a.).

•	EURIBOR means Euro Interbank Offered Rate fixed semiannually, and was 0.99% p.a. at December 31, 2009 (2008 - 2.97% p.a.).

•	TJLP means the Brazilian Federal Government nominal Long-term Interest Rate, fixed quarterly and was 6.00% p.a. at December 31, 2009 (2008 - 6.25% p.a.).

•	CDI means the Brazilian Interbank Deposit Rate, compounded daily and was 8.55% p.a. at December 31, 2009 (2008 - 13.62% p.a.).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company maintains a syndicated line of credit of up to US$ 500, as a standby facility. The cost to maintain the facility was already included in the Interest income (expense), net. At December 31, 2009 the unused balance totals US$ 250.

In October, 2006, the Company’s wholly-owned subsidiary Embraer Overseas Limited issued US$400,000 6.375% Guaranteed Notes due 2017 in an offering subsequently partially registered with the US Securities and Exchange Commission and, as of December 31, 2009, US$388.7 was outstanding (US$10.6 in currently liability) including principal and accrued interest .The notes are fully and unconditionally guaranteed by the Company.

In October 2009, Embraer Overseas issued US$ 500, 6.375% guaranteed Notes due 2020 and, as of December 31, 2009, US$ 502.8 was outstanding (US$7.3 in currently liabilities), including principal and accrued interest. Interest will be paid semiannually. The Notes are unconditionally guaranteed by the Company and have been listed on the New York Stock Exchange. The indenture under which the Notes were issued contains customary covenants and restrictions such as limitations on liens, consolidation, merger and transfer of assets.

The foreign currency exchange rates (expressed in units per US$ 1.00) related to the Company’s main debt instruments were as follows:

	2009	2008
Brazilian reais	1.741	2.337
Euro	0.694	0.722
Chinese yuan	6.827	6.823

Maturities of long-term debt as of December 31, 2009, including accrued interest, were as follows:

Year
2011	300.0
2012	219.8
2013	17.5
2014	8.4
Thereafter	909.5

1,455.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The table below shows of the weighted average interest rates on loans by currency as of December 31, 2009:

	Percentage
	2009	2008
U.S. dollars	5.16	6.02
Brazilian reais	8.34	8.94
Euro	1.50	3.83
Chinese yuan	—	4.32

At December 31, 2009, US$ 107.0 of the total debt is secured by a combination of mortgages on real estate, mortgages on machinery and equipment and by an escrow account.

Restrictive covenants

Loan agreements with certain financial institutions, representing US$ 260.9 at December 31, 2009 (2008- US$ 201.4), US$ 250.0 of which is classified as long-term (2008- US$ 139.1), contain certain restrictive covenants. These require that the Company maintain a maximum leverage ratio of 3.5:1 (net debt to EBITDA - earnings before interest, taxes, depreciation and amortization, and a minimum net debt service coverage ratio of 2.25:1 (EBITDA to financial expenses) and that the Company’s shareholders’ equity be higher than R$ 2.300, all to be calculated in accordance to the Brazilian GAAP. In addition, there are other general restrictions related to new pledges of assets, significant changes in control, disposition of assets, dividend payments during an event of default and transactions with affiliates. As of December 31, 2009, the Company and the subsidiaries were in compliance with all restrictive covenants.

21	Operating and Capital Lease Obligations

The Company leases land, equipment, computers and peripherals under non-cancelable agreements which are classified as operating leases. Rental expense for leased properties under operating leases was US$ 7.6, US$ 7.9 and US$ 6.1 for 2009, 2008 and 2007, respectively.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Future minimum operating lease payments as at December 31, 2009 under non-cancelable lease agreements were as follows:

Year
2010	5.7
2011	2.2
2012	1.1
2013	1.0
2014	1.0
Thereafter	18.9

29.9

Obligations under capital leases mainly relate to the leases of software and equipment with terms through 2016 with implicit interest rates which range from 6.2% to 11.0% per annum. The software and equipment are being depreciated over five years.

Future minimum lease payments as at December 31, 2009, including implicit interest, were as follows:

Year
2010	5.2
2011	4.4
2012	3.7
2013	3.5
2014	2.3
Thereafter	0.9

20.0
Less - implicit interest	(1.0)

Capital lease obligations	19.0

Less - current portion	4.8

Long-term portion	14.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

22	Interest Income (Expense), Net

	2009	2008	2007
Interest income
Temporary cash investments and cash and cash equivalents	119.9	72.8	165.7
Interest on NTN, collateralized accounts receivable and guarantee deposits (Notes 9, 11 and 12)	25.6	35.7	47.9
Other	6.0	1.9	15.4

	151.5	110.4	229.0

Interest expense
Interest and commissions on loans	(114.2)	(101.8)	(112.6)
Interest on taxes and payroll charges under litigation (Notes 17 and 19) and on refinanced taxes	(9.8)	(9.7)	46.8
CPMF (Tax on Bank Account Transactions)	—	—	(23.7)
Structured financing costs	—	(1.7)	(6.4)
Other	(15.8)	(11.8)	(10.1)

	(139.8)	(125.0)	(106.0)

Gain (loss) on derivatives (*)	13.4	(148.3)	38.5

Indexation charges and foreign exchange gains (losses), net	10.2	(8.5)	1.9

Interest income (expenses) , net	35.3	(171.4)	163.4

(*)	During the year ended December 31, 2008 Embraer executed derivative transactions, mostly Non-Deliverable Forward (“NDF”), to mitigate the effects of foreign currency volatility from its exposure to the Brazilian Real (Note 32).

23	Post-Retirement Benefits

(a)	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan was managed by a Brazilian pension fund controlled by Banco do Brasil, a related party, and is currently managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions by the Company to the plan in the years ended December 31, 2009, 2008 and 2007 were US$ 16.0, US$ 18.2 and US$ 15.9, respectively.

(b)	Defined benefit plan

During 2007, certain employees were terminated from the post-retirement medical plan and enrolled in a non-qualified deferred compensation plan. This resulted in the reduction of the projected benefit obligation as of December 31, 2007, of US$ 2.5, which

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

was recognized as a curtailment gain. Certain employees and existing retirees currently receiving benefits under the current plan, remain in the post-retirement medical plan. The projected benefit obligation under the new non-qualified deferred compensation plan is included in Other payables and accrued liabilities as of December 31, 2009.

Expected costs of providing post-retirement medical benefits to employees and their beneficiaries and covered dependents are accrued during the years that employees render the service. The change in the post-retirement benefits for the years ended December 31, 2009 and 2008 is summarized as follows:

	Other post-retirement benefits
	2009	2008
Benefit obligation - beginning of year	4.1	3.9
Interest cost	0.2	0.2
Actuarial loss	0.1	0.1
Benefits paid to participants	(0.2)	(0.1)

Benefit obligations - end of year	4.2	4.1

The changes in plan assets for the years ended December 31, 2009 and 2008 were as follows:

	Other post-retirement benefits
	2009	2008
Fair value of plan assets - beginning of the year	1.4	1.9
Actual return on plan assets	0.2	(0.4)
Benefits paid to participants	(0.2)	(0.2)

Fair value of plan assets - end of the year	1.4	1.3

The fair value of plan assets is measured based on level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since prior year in the valuation techniques and level of inputs.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The net prepaid (accrued) benefit cost as of December 31, 2009 and 2008 is included in Other payables and accrued liabilities (Note 15) and its components are summarized as follows:

	Other post-retirement benefits
	2009	2008
Accrued cost - Funded status	(2.9)	(2.8)

The principal actuarial assumptions utilized at December 31, 2009 and 2008 were as follows:

	Other post-retirement benefits - %
	2009	2008
Average discount rate	6.25	5.75
Net periodic benefit cost	5.75	6.25
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

The components of net periodic benefit cost were as follows:

	Other post-retirement benefits
	2009	2008	2007
Service cost	0.0	—	0.7
Interest cost	0.2	0.2	0.4
Expected return on plan assets	(0.1)	(0.1)	(0.1)
Amortization of prior service cost	(0.2)	(0.2)	(0.3)
Amortization of loss	0.1	0.1	0.1

Net periodic benefit cost (benefit)	0.1	—	0.8

Curtailment credit	—	—	(2.6)

Net cost (benefit)	0.1	—	(1.8)

The net benefit cost (benefit) is included in Selling expenses and marketing and in General and administrative expenses.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The composition of plan assets at December 31, 2009 and 2008 was as follows:

	Other post-retirement benefits
	2009	2008
Mutual funds invested primarily in stocks	74%	59%
Mutual funds invested primarily in bonds	23%	38%
Other - cash	3%	3%

	100%	100%

The overall objective of our pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive, total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified. We use various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns.

In the determination of the expected return on plan assets component of the 2009 net periodic benefit cost, the long-term rate of return on plan assets was assumed to be 7.75%. The Company developed this assumption by calculating an asset-weighted average capital market assumption for each asset class represented in the investment policy and adjusting for investment related expenses.

The Company does not expect to make any contribution during 2010 to the post-retirement medical care plan. The following benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan:

Year	Other post-retirement benefits
2010	0.3
2011	0.3
2012	0.3
2013	0.3
2014	0.3
2015 - 2019	1.4

2.9

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7%, 7% and 8%, was assumed for the year ended December 31, 2009, 2008 and 2007, respectively. The rate is expected to decrease gradually to 5% by 2010. Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point
	Decrease	Increase
Effect on the post-retirement benefit obligation	0.5	0.5

24	Shareholders’ Equity

Each common share is entitled to one vote at Annual and Extraordinary General Meetings, subject to certain limitations specified in the bylaws. Pursuant to the Company’s bylaws.

(a)	Brazilian Government Golden share

The Brazilian Government holds one special common share, with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

(i)	Change of the Company’s name or its corporate objective.

(ii)	Alteration and/or application of the Company’s logo.

(iii)	Creation and/or modification of any military programs (whether or not the Federal Republic of Brazil is involved).

(iv)	Training third parties in technology for military programs.

(v)	Interruption of the supply of maintenance and spare parts for military aircraft.

(vi)	Transfer of the Company’s stock control; and

(vii)	Any changes in (i) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(b)	Purchase of shares for treasury

On December 7, 2007, the Board of Directors approved a share buyback program of up to 16,800,000 shares to be effected within 120 days on the BM&FBOVESPA stock exchange.

At December 31, 2008, 16,800,000 shares had been acquired and were held in treasury totaling US$ 183.8 (2007 – 70,000 shares for US$ 0.8).

(c)	Appropriated retained earnings

In accordance with the Brazilian Corporate Law and the Company’s by laws, the Company is required to make appropriations to certain reserves (Appropriated retained earnings). These comprise (i) an allocation of 5% of annual net income attributable to Embraer determined under Brazilian GAAP to a legal reserve until that reserve equals 20% of capital, or that reserve plus other capital reserve equals 30% of capital; thereafter, allocations to this reserve are not mandatory. This reserve can only be used to increase share capital or to offset accumulated losses; and (ii) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to research and development. The legal and investment incentives reserves cannot be used to distribute dividends to the shareholders.

(d)	Unappropriated retained earnings

Retained earnings under Brazilian GAAP are statutorily restricted by a reserve for discretionary appropriations (Reserve for Investments and Working Capital), which allocation to such reserve was ratified by the Company’s shareholders for plant expansion and other capital projects. The amount restricted is based on an approved capital budget presented by management. After completion of such projects, the Company may elect to retain the amounts in this reserve until the shareholders vote to transfer all or a portion of the reserve to capital or to distributable retained earnings.

The Company’s Board of Directors will submit for approval at the 2010 Annual General Shareholders’ Meeting the appropriation of 100% of net income attributable to Embraer for 2009, after allocation to the Legal Reserve appropriations for dividend distributions and a Reserve for investments and working capital, the latter to be mainly designated for:

(i)	Research and development for the EMBRAER 170/190 family of aircraft and a new family of executive jets;

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	New technologies, processes and management models to improve the Company’s results, competencies and productivity, and investments in subsidiaries.

25	Dividends

Brazilian legislation permits the payment of cash dividends only from Brazilian GAAP unappropriated retained earnings and certain reserves determined as per the Company’s statutory accounting records. At December 31, 2009, unappropriated retained earnings of R$ 1,682.2 (2008 - R$ 1,173.3), were recorded in the statutory books. In conformity with the Company’s bylaws, shareholders are entitled to minimum mandatory dividends equivalent to 25% of annual net income attributable to Embraer determined in accordance with Brazilian GAAP.

Brazilian companies are permitted to pay interest on capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments of interest on own capital to shareholders. Interest on own capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Dividends and interest on own capital were declared as follows:

			Dividends per share
Date of declaration	U.S. dollars	Reais	U.S. dollars	Reais
March 9, 2007 - interest on own capital	21.1	43.4	0.0286	0.0587
June 11, 2007 - interest on own capital	26.0	50.0	0.0351	0.0676
September 14, 2007 - interest on own capital	81.4	149.6	0.1099	0.2022

Total declarations in 2007	128.5	243.0

December 7, 2007 - interest on own capital	46.7	82.8	0.0631	0.1118
March 7, 2008 - dividends	69.4	123.0	0.0958	0.1696
March 7, 2008 - interest on own capital	37.7	65.9	0.0520	0.0909
June 13, 2008 interest on own capital	40.7	65.4	0.0562	0.0903
September 12, 2008 - interest on own capital	48.5	92.9	0.0671	0.1284

Total declarations in 2008	243.0	430.0

December 11, 2009 - interest on own capital	99.8	173.7	0.1378	0.2400
Complement to minimum mandatory dividends	31.7	55.2	0.0438	0.0763

Total declarations in 2009	131.5	228.9

26	Earnings per Share

Basic earnings per common share was computed by dividing net income attributable to Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Undistributed net income attributable to Embraer is computed by deducting total dividends from net income attributable to Embraer.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

As of December 31, 2008, the Company excluded 302,000 shares from the below EPS calculation because they would have had an antidilutive impact for the 2008 period presented.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The computation of basic and diluted earnings per share was as follows:

	Common
	2009	2008	2007
Basic numerator
Actual dividends declared/paid	131.5	243.0	128.5
Basic allocated undistributed earnings	117.0	145.7	360.8

Net income available to common shareholders	248.5	388.7	489.3

Basic denominator
Weighted average number of shares (thousands)	723,665	726,084	740,142

Basic earnings per share - U.S. dollars	0.3434	0.5354	0.6611

Diluted numerator
Actual dividends declared/paid	131.5	243.0	128.5
Diluted allocated undistributed earnings	117.0	145.7	360.8

	248.5	388.7	489.3

Diluted net income available to common shareholders	248.5	388.7	489.3

Diluted denominator
Weighted average number of shares outstanding (thousands)	723,665	726,084	740,142
Dilutive effects of stock options	—	—	0,905

Diluted weighted average shares	723,665	726,084	741,047

Diluted earnings per share - U.S. dollars	0.3434	0.5354	0.6603

27	Stock Compensation

In 1998 the Company’s shareholders approved a stock option plan for management and employees, under continuous employment for at least two years. The Administration Committee is responsible for managing the plan.

Under the terms of the plan, options for 25,000,000 common shares were authorized to be granted through May 2003. Options were granted with an exercise price in Reais equal to the weighted average price of the Company’s shares traded on the BM&FBOVESPA in the 60 trading days prior to the grant date, increased or decreased by 30%, as determined by the Administration Committee. Such percentage is deemed to

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

offset unusual fluctuations in the market price during this 60-day-period. These options generally vest as follows: 30% after three years, 30% after four years, and 40% after five years, if the professional is still employed by the Company on each date. The options expire seven years from the date of grant. The right to grant options under the plan terminated five years after the date of the first grant.

At December 31, 2007, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 18,666,578 preferred shares, net of 1,333,422 shares which were forfeited, as the grantees are no longer employees of the Company (2006 - 400 lots of 50,000 shares each, totaling 18,941,578 preferred shares, net of 1,058,422 shares which were forfeited). Following a corporate restructuring, all the preferred shares were converted into common shares.

During 2007, 561,130 options were exercised, in the total amount of US$ 3.6. During 2008, no options were exercised and the stock option plan was closed. No compensation expense was recorded for the years presented.

Information regarding options granted to management and employees is presented below (options in thousands):

	2009		2008		2007
	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)	Thousands of options	Weighted average exercise price (R$)
Outstanding at beginning of year	—	—	1,353	22.00	2,225	18.30
Exercised	—	—	—	—	(561)	12.07
Canceled or expired	—	—	(1,353)	(22.00)	(311)	13.84

Exercisable at end of year	—	—	—	—	1,353	22.00

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28	Income Taxes

Income tax expense is comprised of the following:

	2009	2008	2007
Current	(28.7)	(11.6)	(33.5)
Deferred
Temporary differences	23.4	(27.6)	14.5
Tax loss carryforwards	(9.2)	(1.9)	16.3

Total deferred	14.2	(29.5)	30.8

Income tax expense	(14.5)	(41.1)	(2.7)

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The effects of book adjustments in relation to the underlying tax basis, have been recognized as temporary differences for the purpose of recording deferred income taxes, except that, in accordance with the standard on income taxes, deferred taxes have not been recorded for differences relating to certain assets and liabilities that are remeasured from Brazilian reais to U.S. dollars at historical exchange rates and that result from changes in exchange rates in local currency for tax purposes. The change in the translation effects balance arises from differences between the tax basis expressed in Brazilian Reais of non-monetary assets, particularly during the period of formation of inventories, and the corresponding amounts recorded in the U.S. dollar financial statements. These differences arise as the Brazilian Real appreciates or depreciates against the U.S. dollar.

The reconciliation of reported income tax expense to the amount calculated based on the Brazilian combined nominal statutory tax rate is summarized as follows:

	2009	2008	2007
Income before income taxes as reported	276.8	437.3	499.9
Combined Brazilian statutory income tax rate - %	34	34	34

Tax expense at statutory income tax rate	94.1	148.7	170.0

Translation effects	4.4	(22.5)	(57.1)
Benefit from distribution of interest on capital	(33.9)	(43.3)	(59.6)
Research and development tax incentives	(59.7)	(37.6)	(31.2)
Other tax incentives	—	(1.8)	(1.4)
Change in deferred tax valuation allowance	2.2	(1.3)	(0.2)
Non-deductible expenses, net	7.0	4.8	3.3
Differences in foreign jurisdiction tax rates	10.0	(13.6)	(19.2)
Equity in loss of affiliates	—	—	0.1
Other	(9.6)	7.7	(2.0)

Income tax expense as reported	14.5	41.1	2.7

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Deferred tax assets and liabilities are comprised of the following:

	2009	2008
Deferred tax assets
Temporary differences
Deferred deductibility of research and development and other charges	263.9	162.3
Accrued expenses temporarily not tax deductible	105.5	146.2
Accrued taxes other than taxes on income	89.8	76.7
Accrual for product warranties and improvements	79.3	39.5
Differences in tax basis of inventory	46.7	30.0
Differences in tax basis of property, plant and equipment	10.1	7.9
Accrued post-retirement benefits	1.2	0.9
Other	36.1	23.0
Tax loss carryforwards (i)	15.8	21.8
Valuation allowance (ii)	(5.4)	(2.3)

Total deferred tax assets	643.0	506.0

Deferred tax liabilities
Temporary differences
Deferred deductibility of research and development and other charges	(353.4)	(234.5)
Differences in tax basis of property, plant and equipment	(16.0)	(14.1)
Other	(36.5)	(29.5)

Total deferred tax liabilities	(405.9)	(278.1)

Net deferred tax asset	237.1	227.9

(i)	Tax loss carryforwards are derived from:

	2009	2008
Brazilian entities	13.1	19.6
Foreign jurisdictions	2.7	2.2

	15.8	21.8

Tax losses originated from the Brazilian entities do not have expiration dates but utilization is limited to 30% of the taxable income for each period. Tax losses from foreign subsidiaries are not subject to any statute of limitations.

(ii)	The valuation allowance relates to tax loss carryforwards of foreign subsidiaries, which cannot be offset against taxable income in Brazil.

Changes in the valuation allowances are as follows:

	2009	2008	2007
Beginning balance	2.2	3.5	3.7
Additions	3.4	2.1	0.9
Write-off	(0.2)	(3.4)	(1.1)

Ending balance	5.4	2.2	3.5

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

29	Other Operating (Expenses) Income, net

	2009	2008	2007
Financial Guarantee-MESA(i)	(103.0)	—	—
Restructuring expenses(ii)	(60.4)	—	—
Product modifications	(4.9)	(11.2)	(3.4)
Contractual fines	60.4	8.2	(9.7)
Provision for contingencies and disputed taxes (iii)	(6.2)	(2.1)	94.5
Sales-type lease gain (loss), net	—	—	1.4
Royalties	5.7	10.1	(1.4)
Other Sales	3.9	10.0	14.9
Expenses recovery	8.0	11.2	9.3
Embraer’s Aircraft Maintenance	(26.2)	(8.6)	(7.8)
Flight Security Rules	(2.9)	(2.9)	(2.1)
Other	(12.3)	1.3	(17.4)

	(137.9)	16.0	78.3

(i)	In December 2009, the Company booked a provision of US$ 103.0 in recognition of probable losses to cover its obligations with respect to the guarantees it had offered in relation to the Mesa when Mesa filed for Chapter 11 protection from creditors in January 2010 (Notes 15 and 38).

(ii)	Termination costs totaling US$ 60.4 were accrued and paid in the year ended December 31, 2009. The Company reduced its staff in order to adapt the Company’s cost base and personnel structure to the reduced level of economic activity. Termination costs included government severance indemnity fund payments to employees, prior notice charges, termination fines, costs associated with extended medical assistance and other termination costs.

(iii)	In 2007, provision for contingences and disputed taxes mainly included the reversal of US$ 104.8 of PIS/COFINS provisions following a favorable judicial decision (Note 17).

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

30	Foreign Exchange (Loss) Gain, net

Foreign exchange gains and losses result from the remeasurement to US dollars, as follows:

	2009	2008	2007
Assets
Cash and cash equivalents	239.9	(92.4)	163.5
Trade accounts receivable	26.0	(18.7)	15.2
Tax recoverable and deferred	27.6	(10.0)	70.7
Other assets	15.7	(15.8)	27.6

Exchange gain (loss) on assets	309.2	(136.9)	277.0

Liabilities
Taxes	(104.6)	100.1	(156.4)
Loans	(217.9)	47.9	(93.8)
Provisions	(39.1)	21.2	(22.9)
Trade accounts payable	(5.2)	14.7	(8.3)
Other liabilities	(36.5)	24.7	(33.3)

Foreign exchange (loss) gain on liabilities	(403.3)	208.6	(314.7)

Foreign exchange (loss) gain, net	(94.1)	71.7	(37.7)

31	Related-Party Transactions

Brazilian Government

The Company considers Banco do Brasil S.A., which is controlled by the Brazilian Federal Government and is one of the Company’s shareholders, to be a related party. Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, the Brazilian Air Force and Banco Nacional de Desenvolvimento Econômico e Social - BNDES are also controlled by the Brazilian Federal Government and, therefore, considered to be related parties.

The Brazilian Government, principally through the Brazilian Air Force, has participated in the development of the Company since its inception. For the years ended December 31, 2009, 2008 and 2007, the Brazilian Air Force accounted for 3.9%, 3.4% and 1.8% of the Company’s net sales, respectively. BNDES and Banco do Brasil S.A have several transactions with the Company, mainly debt financing and other bank transactions, such as depositary services for cash equivalents and as a provider of certain line of credit facilities.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Transactions with related parties were as follows:

	2009
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	404.8	—	404.8
Trade accounts receivable	124.5	—	—	124.5
Other assets	—	196.9	0.4	197.3

Liabilities
Loans and financing	—	7.2	638.7	645.9
Recourse and non-recourse debt	—	303.5	24.5	328.0
Advances from customers	133.6	—	—	133.6

Results of operations
Net sales	215.3	—	—	215.3
Interest income	—	17.8	—	17.8
Interest expense	—	4.8	47.0	51.8

	2008
	Brazilian Air Force	Banco do Brasil S.A.	BNDES	Total
Assets
Cash and cash equivalents	—	252.9	—	252.9
Trade accounts receivable	95.4	—	—	95.4
Other assets	—	187.1	—	187.1

Liabilities
Loans and financing	—	241.2	558.4	799.6
Recourse and non-recourse debt	—	286.7	30.1	316.8
Advances from customers	43.8	—	—	43.8

Results of operations
Net sales	214.1	—	—	214.1
Interest income	—	10.6	—	10.6
Interest expense	—	18.3	40.4	58.7

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

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

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

32	Financial Instruments and Risk Management

The Company is primarily engaged in the assembly and sale of aircraft to various markets. More than 90% of the Company’s sales are exports and sales prices are U.S. dollar-denominated, which is the Company’s functional currency. Nevertheless, a significant portion of the Company’s labor costs and other local cost overheads are Brazilian Real-denominated.

The Company’s market risks include its exposure to interest rates and foreign currency exchange rate volatilities. The Company has established policies and procedures to manage its sensitivity to interest rate and foreign currency exchange rate risk. These procedures include monitoring the Company’s level of exposure to each market risk, including the analysis of the amounts based on projected future cash flows, the matching of variable rate assets with variable rate liabilities, and limiting the amount of fixed rate assets which may be funded with floating rate liabilities. These procedures may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. By using derivative instruments, the Company exposes itself to credit risk (Note 33).

(a)	Interest rate risk

The Company is exposed to risk that it will incur losses due to adverse changes in interest rates. This interest rate exposure principally relates to changes in the market interest rates affecting the Company’s loans.

The Company’s U.S. dollar-denominated debt bears interest at fixed (58%) or variable (42%) interest rates based on 6-month or 12-month LIBOR. The Company’s foreign currency debt is primarily denominated in Brazilian Reais and in Euros. The Brazilian Real-denominated debt bears interest at a variable rate based on the TJLP and the Euro-denominated debt bears interest at fixed or variable rates.

The Company’s interest rate risk management strategy may use derivative instruments to mitigate interest rate volatility.

(b)	Foreign exchange rate risk

The Company is exposed to risk that it will incur losses due to unfavorable changes in foreign exchange rates. The Company’s primary exposures to foreign currency exchange fluctuations are the Brazilian Real/U.S. dollar and Euro/U.S. dollar exchange rates. The Company aims to mitigate its exposure in foreign currencies through (i) balancing its non-U.S. dollar-denominated assets against its non-U.S. dollar-denominated liabilities and (ii) using derivative instruments. The Company typically uses derivatives such as foreign currency forward and cross-currency interest rate swap contracts to implement this strategy.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(c)	Derivative financial instruments

Derivative instruments outstanding as of December 31, 2009, were as follows:

2009
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate -%	Gain (Loss) Fair value
Project development	Cross Currency Swap (R$ fixed to a percentage of US$)	2.015	63,1	Asset: TJLP to 5,00 p.a. Liability: USD -2,25 p.a.	3,1
Export financing	Cross Currency Swap (R$ fixed to a percentage of CDI)	2.012	59,7	Asset: 4,5 p.a. Liability 42,33 of CDI	(0,5)

	Cross Currency Swap (R$ fixed to a percentage of US$)	2.012	54,9	Asset: 4,5 p.a. Liability: USD -1,85 p.a.	2,8
Non-recourse and Recourse Debt	Swap (fixed interest into variable interest - US$)	2.019	177,6	5,97 p.a. Libor + 1,21 p.a.	14,6

					20,0

2008
Underlying transactions	Type	Maturity date	Notional amount	Agreed average rate	Gain (Loss) Fair value
Project development	Swap (variable interest into fixed interest - US$)	2009 to 2016	130,2	5,91 p.a.	(10,3)
Export financing	Cross Currency Swap (US$ fixed to a percentage of CDI)	2.009	130,0	Asset: 5,26 p.a. + FX variation(US$ - R$) Liability: 99 of CDI	1,1
Non-recourse and Recourse Debt	Swap (fixed interest into variable interest - US$)	2.019	185,9	5,96 p.a.	28,8

Total					19,6

2008
Underlying transactions	Type	Original currency	Negotiated currency	Notional amount	Gain (Loss) Fair value
Future Exports	NDF	U.S. dollars	Reais	575,0	(156,1)

					(156,1)

33	Concentration of Credit Risk

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

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

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

34	Fair Value of Financial Instruments

(a)	Classification

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s Financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The table below presents a reconciliation for the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from January 1, 2009 to December 31, 2009.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Fair value measurements at December 31, 2009
	Quoted Prices in Active Markes for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Trading Securities	419.7	376.3	138.0	934.0
Derivatives	—	24.6	—	24.6

Liabilities
Derivatives	—	4.6	—	4.6

	Fair value measurements at December 31, 2008
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Trading securities	633.2	92.4	109.7	835.3
Derivatives	—	29.9	—	29.9

Liabilities
Derivatives	—	166.5	—	166.5

Fair value measurements using significant unobservable inputs (Level 3) at December 31, 2009
Beginning balance	109.7
Purchases (sales), net	25.5
Gains (unrealized)	2.8

Ending Balance	138.0

Fair value measurements using significant unobservable inputs (level 3) at December 31, 2008
Beginning balance	—
Purchases	120.0
Losses (unrealized)	(10.3)

Ending balance	109.7

Level 3 investment securities primarily relate to certain investment positions in an exclusive fund which invests in six different hedge funds in the total amount of

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

US$ 138.0, that are accounted for as trading securities. Due to the market turmoil, certain assets held by the funds do not have a readily available active market price and, as a consequence, considerable assumptions were made by each of the managers of the funds in the determination of the market value of those assets, including third party appraisal valuations.

Gains and losses included in the statement of income for the year ended December 31, 2009 are recorded under Interest income (expense), net

(b)	Fair value measurements

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate their value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of held-to-maturity securities is estimated using the discounted cash flows method. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on market forecasted yield curves for the future cash flows of each obligation.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The estimated fair values of financial instruments were as follows:

	2009		2008
	Carrying Amounts	Fair value	Carrying amounts	Fair Value
Financial assets
Cash and cash equivalents	1,592.4	1,592.4	1,820.7	1,820.7
Trading securities	934.0	934.0	371.0	371.0
Trade accounts receivable, net	397.4	397.4	444.0	444.0
Guarantee deposits (Note 11)	505.3	505.3	493.2	493.2
Held-to-matury securities	43.9	42.2	42.2	40.3
Derivatives	24.6	24.6	29.9	29.9

Financial liabilities
Loans and financing	2,042.9	1,965.5	1,825.4	1,688.7
Trade accounts payable	595.8	595.8	1,078.1	1,078.1
Derivatives	4.6	4.6	166.5	166.5

35	Off-Balance Sheet Arrangements

The Company participates in certain off-balance sheet arrangements, in the normal course of business, including by providing guarantees, repurchase obligations, trade-in and product warranty commitments.

(a)	Guarantees

Financial guarantees are triggered if customers do not perform their obligation to service the debt during the term of the financing under the relevant financing arrangements. Financial guarantees provide credit support to the guaranteed party to mitigate default-related losses. The underlying assets collateralize these guarantees. The value of the underlying assets may be adversely affected by an economic or industry downturn. In the case of an event of default, the Company is usually the agent for the guaranteed party for the refurbishment and remarketing of the underlying asset. The Company may be entitled to a fee for such remarketing services. Typically a claim under the guarantee is made only upon surrender of the underlying asset for remarketing.

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

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	2009	2008
Maximum financial guarantees	1,248.4	1,537.4
Maximum residual value guarantees	770.8	754.0
Mutually exclusive exposure (i)	(393.9)	(393.9)
Provisions and liabilities recorded	(25.1)	(27.4)

Off-balance sheet exposure (ii)	1,600.2	1,870.1

Estimated proceeds from performance guarantees and underlying assets (ii)	1,811.3	2,013.5

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

(ii)	As of December 31, 2009, financial guarantee provided in connection with Mesa were fully accrued in income statements and consolidated balance sheet (Note 15 and 29), and are not included as an off balance sheet item.

As of December 31, 2009 and 2008, the Company had escrow deposits of US$ 308.9 (including US$ 74.4 related to Mesa escrow deposits) and US$ 299.7, respectively, in favor of third parties to whom it has provided financial and residual value guarantees in connection with certain aircraft sales financing structures (Note 11).

(b)	Aircraft Trade-In Options

The Company at times provides trade-in options to its customers in connection with a purchase agreement for new aircraft. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of new aircraft. Currently, the Company has entered into a total of 15 trade-in aircraft options. From these 15 trade-in options, 12 rights were exercised through December 31, 2008. Of these 12 aircraft, four were received in the year ended December 31, 2008 and the remaining eight were received during the year ended December 31, 2009. The Company’s obligation to

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

receive the remaining three aircraft as trade-ins are directly tied to contractual obligations with customer and relate directly to the customer actually taking delivery of certain new aircraft. The Company continues to monitor all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and based on third party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses

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

Product and performance provisions are included in other payables and accrued liabilities and presented the following activity:

	Product warranties (Note 15)	Product improvement accruals (Note 15)	Financial guarantee liability (Note 15)
At December 31, 2007	104.9	21.4	24.5

Additions	73.8	18.4	5.4
Payments/reversals	(82.6)	(18.3)	(2.5)

At December 31, 2008	96.1	21.5	27.4

Additions	82.3	15.2	0.3
Payments/reversals	(71.5)	(21.4)	(2.6)

At December 31, 2009	106.9	15.3	25.1

36	Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following segments: commercial aviation, executive aviation, aviation services, defense and others.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(a)	Commercial aviation

The Company developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. The ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in 1999. In addition, the Company developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which the Company began delivering in the second half of 2001.

The Company continue to develop the EMBRAER 170/190 jet family with its 70-122 seat platform to serve the trend in the commercial airline market towards larger, faster and longer range jets and to further diversify its strength in the jet market.

(b)	Executive aviation

The Company develops a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we have launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

(c)	Aviation services

The Company provides after-sales customer support services and manufactures and markets spare parts for the fleets of its commercial, executive and defense customers. Activities in this segment include the sale of spare parts, maintenance and repair, training and other product support services

(d)	Defense

The Company designs, develops, integrates and manufactures a wide range of defense products, principally for transport, training, light attack and surveillance aircraft.

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

In millions of U.S. dollars, unless otherwise stated

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

In order to better present the financial statements, the Company revised the amounts previously presented as “unallocated” according to the percentage of sales of each segment.

The Company also included some changes in the geographic area, based on the new markets developed, to better administrate the business.

The following table provides geographic information regarding net sales. The geographic allocation is based on the location of the operator of the aircraft.

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Net sales by geographic area	2009	2008	2007
North America
Commercial Aviation	580.9	2,140.3	1,942.2
Executive Aviation	309.7	345.8	278.1
Aviation Services	248.5	231.2	206.2
Defense	8.6	28.8	0.3
Others	26.7	51.5	58.7

	1,174.4	2,797.6	2,485.5

Latin America
Commercial Aviation	149.6	261.6	335.7
Executive Aviation	46.5	100.8	24.1
Aviation Services	5.6	10.6	7.8
Defense	184.7	185.7	156.4
Others	3.7	0.3	10.6

	390.1	559.0	534.6

Asia Pacific
Commercial Aviation	782.8	1,101.4	410.6
Executive Aviation	234.4	202.3	23.9
Aviation Services	51.1	56.7	33.4
Defense	75.3	53.8	2.6
Others	1.7	4.0	2.2

	1,145.3	1,418.2	472.7

Brazil
Commercial Aviation	245.8	—	—
Executive Aviation	77.7	—	27.7
Aviation Services	17.0	14.6	46.4
Defense	215.3	214.1	96.9
Others	31.9	53.4	78.0

	587.7	282.1	249.0

Europe
Commercial Aviation	1,387.0	645.2	485.8
Executive Aviation	173.4	225.1	484.2
Aviation Services	231.8	252.1	227.6
Defense	10.1	16.2	29.2
Others	16.3	7.6	6.4

	1,818.6	1,146.2	1,233.2

Others
Commercial Aviation	221.6	89.0	202.3
Executive Aviation	54.6	—	—
Aviation Services	33.6	37.2	6.9
Defense	4.8	5.9	61.0
Others	35.6	—	—

	350.2	132.1	270.2

	5,466.3	6,335.2	5,245.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table presents statement of income information by operating segment:

Operating income	2009	2008	2007
Net sales
Commercial Aviation	3,367.7	4,237.5	3,376.6
Executive Aviation	896.3	874.0	838.0
Aviation Services	587.6	602.4	528.3
Defense	498.8	504.5	346.4
Others	115.9	116.8	155.9

	5,466.3	6,335.2	5,245.2

Cost of sales and services
Commercial Aviation	(2,775.9)	(3,534.0)	(2,737.3)
Executive Aviation	(721.5)	(616.3)	(602.5)
Aviation Services	(400.9)	(387.5)	(393.1)
Defense	(381.1)	(365.6)	(236.8)
Others	(72.8)	(88.3)	(123.8)

	(4,352.2)	(4,991.7)	(4,093.5)

Gross profit
Commercial Aviation	591.8	703.5	639.3
Executive Aviation	174.8	257.7	235.5
Aviation Services	186.7	214.9	135.2
Defense	117.7	138.9	109.6
Others	43.1	28.5	32.1

	1,114.1	1,343.5	1,151.7

Operating expenses
Commercial Aviation	(458.2)	(425.7)	(359.8)
Executive Aviation	(145.2)	(196.2)	(252.6)
Aviation Services	(83.5)	(101.9)	(89.5)
Defense	(57.8)	(77.1)	(66.7)
Others	(33.6)	(5.6)	(8.8)

	(778.5)	(806.5)	(777.5)

Income from operations	335.6	537.0	374.2

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following tables present other information about the Company's operating segments:

Property, plant and equipment, net	2009	2008
Commercial aviation	466.9	475.4
Executive aviation	111.0	99.3
Aviation services	140.6	126.2
Defense	27.9	19.2
Others	10.4	17.8

	756.8	737.9

Trade accounts receivable, net	2009	2008
Commercial aviation	3.5	0.1
Aviation services	266.5	299.0
Defense	126.2	98.7
Executive Aviation	0.4
Others	0.8	46.2

	397.4	444.0

Advances from customers	2009	2008
Commercial aviation	446.4	741.7
Executive aviation	380.6	525.8
Aviation services	25.5	80.3
Defense	309.4	250.1
Others	4.7	2.8

	1,166.6	1,600.7

37	Supplemental Disclosure of Cash Flow Information

Operating income	2009	2008	2007
Cash paid during the year for
Interest	86.7	103.5	78.3
Income taxes	22.4	19.2	14.3

Non-cash financing and investing transactions
Assets acquired under capital leases	1.1	9.4	11.3
Escrow Deposits	32.4	—	—

Embraer - Empresa Brasileira

de Aeronáutica S.A.

Notes to Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

38	Subsequent Events

(a)	Mesa

At January 5, 2010, Mesa filed for Chapter 11 bankruptcy protection in a district court of the city of New York. The Company, whose fleet includes 36 ERJ 145 aircraft, has announced that it will soon present an economic restructuring plan, and that it intends to continue its operations, as well as its operational agreements with other airline companies.

In December 2009, the Company booked a provision of US$ 103.0 in recognition of probable losses to cover its obligations with respect to the guarantees it had offered in relation to the Mesa when Mesa filed for Chapter 11 protection from creditors in January 2010 (Notes 15 and 29).

At December 31, 2009, the Company held US$ 74.4 as guarantee deposits related to The Mesa operations (Note 11).

(b)	Stock option plan

At an extraordinary shareholders’ meeting held on April 19, 2010, our shareholders approved a stock option plan for management and employees, including those of our subsidiaries. A continuous employment of at least two years with us would be necessary in order to be eligible to participate in this plan.

Under the terms of the plan, we were authorized to grant options up to 1.5% of common shares over an indefinite period. The options granted to each employee will vest as follows: 20% after one year from the date granted, an additional 30% after two years and the remaining 50% after three years; the options vested during the first two years can be exercised until the third year.

*    *    *