Form 20-F
period 2010-12-31
EMBRAER S.A.
filed 2011-04-19
CIK 1355444

As filed with the Securities and Exchange Commission on April 18, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

Commission file number 001-15102

EMBRAER S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER Inc.

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

New York Stock Exchange

US$500,000,000 6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class:

US$500,000,000 6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd.

Guaranteed by Embraer S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:

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

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us” or “our” refer to Embraer S.A., formerly known as Embraer-Empresa Brasileira de Aeronáutica S.A. (as successor in interest to the previously listed company having the same name – i.e., Embraer-Empresa Brasileira de Aeronáutica S.A., or former Embraer – a predecessor company, as a result of the merger of former Embraer with and into Embraer pursuant to the corporate reorganization described below), and its consolidated subsidiaries (unless the context otherwise requires). All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. For further information on our corporate reorganization, see “Item 4A. Information on the Company—History and Development of the Company—2006 Corporate Reorganization.”

Presentation of Financial and Other Data

Financial Data

Our audited financial statements at December 31, 2010 and 2009 and January 1, 2009 and for each of the years ended December 31, 2010 and 2009 are included in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements for the year ended December 31, 2010 are our first annual financial statements that comply with IFRS as issued by the IASB. As permitted by the applicable rules, when making the transition from U.S. GAAP to IFRS, we did not include in this annual report our financial statements as of and for the years ended December 31, 2008, 2007 and 2006, as they were prepared in accordance with U.S. GAAP and not IFRS.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21 – “Effects of Changes in Foreign Exchange Rates”, particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that mainly influences the sale prices of our goods and services, (2) the currency of the countries whose competitive forces mainly determine the sale prices of our goods and services, (3) the currency that mainly influences prices of raw materials and other costs involved in providing our goods and services, (4) the currency in which the funds for financial operations are principally obtained; and (5) the currency in which revenue from operations is usually received. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency. Our financial statements and financial data presented herein and prepared in accordance with IFRS do not reflect the effects of inflation.

In our 2010 and 2009 financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles, as well as other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and have become effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted our parent company financial statements as of and for the years ended December 31, 2010 and 2009 and the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect to our consolidated financial statements prepared in accordance with IFRS that are included elsewhere in this annual report. Our parent company financial statements as of and for the years ended December 31, 2010 and 2009 prepared in accordance with the Brazilian Corporate Law, and which are not included in this annual report, differ from those prepared in accordance with IFRS.

As a result of the listing of our common shares on the Novo Mercado segment of the BM&FBOVESPA S.A.-Bolsa de Valores, Mercadorias e Futuros de São Paulo, or São Paulo Stock Exchange, since January 2009 we are required to translate into English our quarterly financial statements.

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

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we only make reference to firm orders and not to options. When we refer in this annual report to the number or value of commercial aircraft, we exclude two EMB 145s delivered to Satena Airline, a state-owned Colombian airline, in 2004. These aircraft have been included in our defense and security data. In July 2005, we started to include the number of aircraft sold by our defense and security segment to state-owned airlines, such as TAME and Satena, in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our markets;

•	the effects of the recent world economic crisis on global and Brazilian economic and market conditions;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

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

The following table presents our selected financial and other data at and for each of the periods indicated. Selected financial data as of December 31, 2010 and 2009 and January 1, 2009 and for each of the years ended December 31, 2010 and 2009 have been derived from our audited consolidated IFRS financial statements which are included elsewhere in this annual report. We determined January 1, 2009 to be the transition date for our IFRS audited consolidated financial statement and presented our balance sheet as at that date. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2010	2009
	(in US$ millions)
Consolidated Statements of Income Data
Revenue	5,364.1	5,497.8
Cost of sales and services	(4,338.1)	(4,428.4)

Gross profit	1,026.0	1,069.4
Operating income (expense)
Administrative	(197.5)	(191.3)
Selling	(374.1)	(304.6)
Research	(72.1)	(55.6)
Other operating (expense) income, net	9.4	(138.5)

Operating profit before financial income (expense)	391.7	379.4
Financial income (expenses), net	17.5	10.2
Foreign exchange gain (loss), net	(1.1)	(68.8)

Profit before taxes on income	408.1	320.8
Income tax (expense) benefit	(62.7)	158.1

Net income	345.4	478.9

Attributable to:
Owners of Embraer	330.2	465.2
Noncontrolling interest	15.2	13.7

	Year ended December 31,
	2010	2009
	(in US$)
Earnings per Share – Basic
Net income attributable to owners of Embraer	330.2	465.2
Weighted average number of shares (in thousands)	723,665	723,665
Basic earnings per share – U.S. dollars	0.4563	0.6428

	Year ended December 31,
	2010	2009
	(in US$)
Earnings per Share – Diluted
Net income attributable to owners of Embraer	330.2	465.2
Weighted average number of shares (in thousands) – diluted	723,665	723,665
Dilution – issuance of stock options (in thousands)	354	—
Weighted average number of shares (in thousands)	724,019	723,665
Diluted earnings per share – U.S. dollars	0.4562	0.6428

	At December 31,		At January 1,
	2010	2009	2009
	(in US$ millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,393.1	1,592.4	1,820.7
Financial assets	733.5	953.8	380.8
Other current assets	2,856.2	3,096.5	3,669.0
Property, plant and equipment	1,201.0	1,101.3	1,059.6
Intangible assets	716.3	725.5	689.9
Other long-term assets	1,490.9	1,420.0	1,331.2

Total assets	8,391.0	8,889.5	8,951.2

Short-term loans and financing	72.6	592.4	539.0
Other current payables	2,316.1	2,158.2	2,986.9
Long-term loans and financing	1,362.2	1,465.9	1,300.8
Other long-term liabilities	1,508.6	1,790.0	1,598.9
Company shareholders’ equity	3,028.4	2,792.7	2,455.6
Noncontrolling interest	103.1	90.3	70.0

Total shareholders’ equity	3,131.5	2,883.0	2,525.6

Total liabilities and shareholders’ equity	8,391.0	8,889.5	8,951.2

	Year ended December 31,
	2010	2009
	(in US$ millions)
Other Consolidated Financial Data
Net cash provided by operating activities	873.8	3.6
Net cash (used in) investing activities	(288.3)	(378.0)
Net cash (used in) financing activities	(802.2)	(23.9)
Depreciation and amortization	219.2	229.3

	At and for the year ended December 31,
	2010	2009
Other Data:
Aircraft delivered during period(1):
To the Commercial Aviation Market
ERJ 145	6	7
EMBRAER 170	9 / 2	22
EMBRAER 175	8	11
EMBRAER 190	58	62
EMBRAER 195	17	20
To the Defense and Security Market
EMB 120 Brasília	—	—
Legacy 600	1	—
Phenom 100	—	4
EMB 145	—	—
EMB 135	1	1
EMBRAER 170	—	—
EMBRAER 190	—	2

	At and for the year ended December 31,
	2010		2009
Other Data:
EMB 145 AEW&C/RS/MP		—		—
EMB 312 Tucano/AL-X/ Super Tucano		—		26
To the Executive Aviation Market
Legacy 600/650		10		18
EMBRAER 175 Shuttle		—		3
Phenom 100		100		93
Phenom 300		26		1
Lineage 1000		8		3
To the General Aviation Market
Light Propeller Aircraft		—		34

Total delivered		246		304

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
EMB 120 Brasília		—		—
ERJ 145		2		8
ERJ 135		—		—
ERJ 140		—		—
EMBRAER 170		10		17
EMBRAER 175		40		15
EMBRAER 190		157		185
EMBRAER 195		41		40
In the Defense and Security Market
EMB 145 AEW&C/RS/MP		3		3
EMB 312 Tucano/EMB 314/EP Super Tucano		16		57
EMB 145		—		—
EMB 135		—		1
Legacy 600/Phenom 100		—		—
EMBRAER 170/ EMBRAER 190		—		—
In the Executive Aviation Market
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		551		737
In the General Aviation Market
Light Propeller Aircraft		—		—

Total backlog (in aircraft)		820		1,063

Total backlog (in millions)	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. —Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated.

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Year ended December 31,
2006	2.0586	2.3711	2.1761	2.1380
2007	1.7325	2.1556	1.9500	1.7713
2008	1.5593	2.5004	1.8346	2.3370
2009	1.7024	2.4218	1.9957	1.7412
2010	1.6554	1.8811	1.7601	1.6662

	Exchange Rate of Reais to US$1.00
	Low	High	Average(2)	Period-end
Month/period ended
November 30, 2010	1.6801	1.7336	1.7133	1.7161
December 31, 2010	1.6662	1.7240	1.6934	1.6662
January 31, 2011	1.6510	1.6912	1.6749	1.6734
February 28, 2011	1.6612	1.6776	1.6680	1.6612
March 31, 2011	1.6287	1.6757	1.6591	1.6287
April 2011 (through April 8, 2011)	1.5762	1.6194	1.6030	1.5762

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

The commercial airline industry has been negatively impacted by a number of factors. For example, in 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. Moreover, in 2004 we re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$16.0 million.

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

In February 2009, we had to lay off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the global economic downturn. The cost of these layoffs was US$61.3 million. In addition, we also experienced cancellations of 60 aircraft orders by several of our customers (for more information on aircraft cancellations, see “Item 3D. —Our aircraft sales are subject to cancellation provisions that may reduce our cash flows”).

On January 5, 2010, Mesa Air Group, Inc., or Mesa, one of our important customers to which we had delivered 36 ERJ 145 aircraft from 2000 to 2003, filed for Chapter 11 protection from creditors. As a result of our aircraft sales to Mesa and based on our risk assessment of this airline’s Chapter 11 filing, on December 31, 2009 we recorded a US$103.0 million charge against income.

We cannot guarantee that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our revenue and backlog.

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of December 31, 2010, all of our firm orders in backlog for the ERJ 145 regional jet family were attributable to a Chinese company, the HNA Group. The aircraft will be assembled by Harbin Embraer Aircraft Industry Company Ltd., or HEAI, our joint venture formed with Harbin Aircraft Industry (Group) Co., Ltd.

and Hafei Aviation Industry Co., Ltd., subsidiaries of China Aviation Industry Corp., or AVIC. In addition, as of December 31, 2010, 38.0% of our firm orders in backlog for the EMBRAER 170/190 jet family were for the HNA Group from China, JetBlue Airways from the U.S. and Azul, a new Brazilian airline founded in 2008. We believe that we will continue to depend on a number of key customers, and the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, due to the global economic slowdown, the commercial airline industry is seeking to reduce costs and increase efficiency, and experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of purchases of our aircraft.

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Revenue arising from sales to the Brazilian federal government accounted for 33.4% of our defense and security revenue for the year ended December 31, 2010. A decrease in defense spending by the Brazilian federal government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and security revenue. We cannot assure you that the Brazilian federal government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large number of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. In 2007, deliveries of equipment for one of our defense products were temporarily suspended due to export control requirements. Although we work closely with, and monitor the production process of our risk-sharing partners and suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules or to comply with regulatory requirements (including export control requirements) could affect our ability to deliver new aircraft to customers in a timely manner.

Our aircraft sales are subject to cancellation provisions that may reduce our cash flows.

A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•	failure of a customer to honor their aircraft purchases; or

•	production rate shortfalls.

Our customers may also reschedule deliveries, particularly during an economic downturn. Although we had no cancellations in 2008, during 2009 we experienced some 60 cancellations of aircraft orders by several of our customers. In 2010, we experienced another 12 cancellations in our commercial aircraft orders. Although these cancellations occurred in our commercial aviation business, we cannot guarantee that in the future we will not experience material cancellations in our other aircraft segments. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow and backlog.

Certain of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.

We have in the past guaranteed, and may in the future guarantee, the financial performance of a portion of the financing for, and/or the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Residual value guarantees typically guarantee to the aircraft purchaser that, at the maturity of the financing of the purchased aircraft, the relevant aircraft will have a residual market value of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 17% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers who are supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,340.0 million as of December 31, 2010. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if in the future we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion of these responsibilities and commitments, see Note 40 to our audited consolidated financial statements.

In addition, we may provide trade-in options to our customers upon their execution of an aircraft purchase agreement. These options provide a customer with the right to trade-in existing Embraer aircraft upon the purchase and acceptance of a new aircraft. In 2010, we accepted 29 aircraft for trade-in, of which 25 were Citation Ultras, acquired as result of the exercise of trade-in options under an agreement executed with NetJets Inc. Currently, we are subject to trade-in options relating to 18 aircraft, 15 of which result from new sales and the remaining three from trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial and executive aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We continuously re-evaluate our risk for the financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from similar aircraft remarketing in the secondary market, and the credit rating for the customers. In this regard, based on our risk assessment of Mesa’s Chapter 11 filing, in 2009 we reserved US$74.4 million of collateral in the form of cash deposited in escrow, in recognition of estimated losses that at the time we had classified as probable with respect to financial guarantees extended by us in connection with sales of our aircraft to Mesa.

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

Any decrease in Brazilian federal government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost-competitiveness of our aircraft.

Historically, when purchasing our aircraft, our customers have benefited from export financing incentives provided by Brazilian government-sponsored export programs. The most important of these government programs was a system of interest rate adjustments called the Programa de Financiamento às Exportações (the Export Financing Program), or ProEx.

As a result of past disputes between the Canadian and Brazilian governments at the World Trade Organization, or WTO, regarding the granting of export subsidies relating to sales of aircraft, the Brazilian federal government ultimately amended ProEx, so that any ProEx payments would not decrease the effective interest rate below the interest rate permitted by the WTO, and the Canadian government has also made changes to its financing arrangements for sales of aircraft by Bombardier, Inc., or Bombardier, a Canadian aircraft manufacturer.

Although ProEx is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If, in the future, ProEx or another similar Brazilian export financing program is not available, or if the terms of the ProEx are substantially changed such that our customers’ export financing costs become higher than those offered by other export credit agencies, or ECAs, that support our competitors exports, our competitiveness in the regional jet market could decrease.

In July 2007, Brazil and the Organization for Economic Co-operation and Development, or OECD, countries entered into an agreement known as the Aircraft Sector Understanding to establish a “level-playing field” for official financing support for aircraft exports. Export Credit Agencies, or ECAs, from signatory countries are required to offer the same financial terms and conditions when financing sales of competing aircraft. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the above agreement, financing support by the Brazilian federal government to the potential purchasers of our aircraft will contain similar terms and conditions offered to such purchasers by The Boeing Company, or Boeing, Airbus S.A.S., or Airbus, Bombardier or any other competitor from a signatory country to the Aircraft Sector Understanding of the OECD. By the end of 2007, the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, started to offer financing to our customers under terms and conditions required by the OECD’s Aircraft Sector Understanding. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Any future government subsidies supporting any of our major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

Budgetary constraints of the Brazilian federal government could reduce funds available to our customers under government-sponsored financing programs.

From 2004 through 2010, approximately 18.1% of the total value of our export deliveries was subject to financing support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação), or FGE, a special fund linked to the Ministry of Finance and managed by the BNDES to foster exports. As a government agency, the BNDES relies on funds allocated by the Brazilian national budget. We cannot ensure that the Brazilian federal government will continue to provide sufficient funding in the national budget for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to customers, without an adequate substitute, could lead to fewer deliveries and result in lower profitability for us.

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

We may have to refund cash contributions in connection with the production or development of the EMBRAER 170/190 jet family and the Legacy 450/500 jet family if certain milestones for each of these aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, a total of US$582.4 million through December 31, 2010. Cash contributions do not have to be refunded by us to the risk-sharing partners if we fulfill certain milestones agreed with our risk-sharing partners. An amount of US$565.6 million of these cash contributions had become nonrefundable through 2010. If we cancel the production of the Phenoms 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$16.8 million of the total cash contributions already received. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500.

If we are unable to meet certain milestones agreed with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft in the world, along with Boeing, Airbus and Bombardier, all of which are large international companies. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain this market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and, in some instances, benefits from government-sponsored product development subsidies. These companies also may have significant technological capabilities and greater financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are developing mid-capacity jets and already have firm orders in backlog.

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

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and increases in the rates and basis of calculation of such taxes and charges. Interest on the total amount of these unpaid taxes and payroll charges accrues monthly based on the Selic rate, the principal lending rate of the Central Bank, and we make an accrual as part of the financial expenses, net item in our statements of income.

As of December 31, 2010, there was a US$433.0 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian federal government in the future as payment for these liabilities.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 60-90 seat commercial aircraft in an airline’s fleet operated by regional carriers. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 60-90 seat categories may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

We are subject to stringent certification requirements and regulation, which may prevent or delay our obtaining certification in a timely manner.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil known as the Agência Nacional de Aviação Civil - ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as in other countries in which our customers are located, most notably the U.S. Federal aviation authority, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers in those regions. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification authorities can be both expensive and time-consuming.

Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all certifications and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	monetary policies;

•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy. In particular, political crises have affected the confidence of investors and the public in general, which adversely affected the economic development in Brazil. In addition, 2010 was an election year in Brazil and a new president, along with state governors and members of congress, were elected. Although the transition of power in the last decade has been less disruptive to the overall Brazilian economic scenario than in prior periods, we cannot ensure that a new administration would not implement new government policies that would not be disruptive to Brazil’s relative economic stability that has prevailed in recent years.

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

Brazil experienced extremely high rates of inflation in the past. More recently, Brazil’s annual rate of inflation was 7.7% in 2007, 9.8% in 2008 and, although Brazil experienced deflation of 1.7% in 2009, the 2010 annual inflation rate was 11.3%, as measured by the Índice Geral de Preços ao Mercado (General Market Price Index), or IGP-M. Inflation rates in Brazil were on the rise in early 2011. Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to combat inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets.

Future Brazilian federal government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the common shares and ADSs.

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us.

As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

For example, in 2002, the real to U.S. dollar exchange rate increased 52.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the R$ to US$ exchange rate decreased 18.2%, 8.1%, 11.8%, 8.7%, and 17.2% in 2003, 2004, 2005, 2006, and 2007, respectively, in 2008 it increased 31.9% mainly as a result of the global economic crisis. In 2009, the real to U.S. dollar exchange rate decreased 25.5% mainly as the effects of the global economic crisis on the Brazilian economy appeared to be less severe than in other parts of the world. In 2010, such rate decreased another 4.3%, a trend that persisted in the first months of 2011. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future.

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

Appreciation of the real against the U.S. dollar may also have an adverse impact on the competitiveness of our products as approximately 15% of our cost of sales and services are incurred and denominated in reais. Therefore, appreciations of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S dollars, and may result in a decrease in our margins.

In addition, because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our income statement, which has the U.S. dollar as our functional currency, is significantly impacted by appreciations of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (principally property, plant and equipment and intangible assets).

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

The Brazilian federal government has veto power over change of control, change of name, trademark or corporate purpose and over the creation or alteration of our defense and security programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

The Brazilian federal government holds one share of a special class of our common stock called a “golden share,” which carries veto power over change of control, change of our name, trademark or corporate purpose and over the creation or alteration of our defense and security programs (whether or not the Brazilian federal government participates in such programs). Moreover, the Brazilian federal government may have an interest in vetoing transactions that may be in the interests of the holders of our common shares or ADSs. For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market segments, which actions required the approval of the Brazilian federal government. We cannot assure you that we will be able to obtain approvals from the Brazilian federal government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required in the future.

Our bylaws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (1) 35% or more of the total shares issued by us or (2) other rights over shares issued by us that represent more than 35% of our capital, to make a public tender offer to purchase all of our shares on the terms specified in our bylaws, or to sell all of such shareholders’ shares that exceed the 35% limit, in either case, as required by the Brazilian federal government. If the request is approved, such shareholder or group of shareholders must commence the public tender offer within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell such number of common shares within 30 days so that the holding of such shareholder or group of shareholders is less than 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our Board of Directors and our shareholders in a shareholders’ meeting convened for this purpose, and, with the consent of the Brazilian federal government, as holder of the golden share.

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

Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADS. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to such holders. We cannot ensure that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

The relative illiquidity and volatility of the Brazilian securities markets may substantially limit the ability of holders of our common shares or the ADSs to sell the common shares underlying ADSs at the price and time they desire.

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

Overview

Embraer S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we operate under the Brazilian Corporate Law. As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, we succeeded to all rights and obligations of former Embraer. See “Item 4A. —2006 Corporate Reorganization” for more information on the merger. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York, 10001.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation and for defense and security purposes.

As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to develop our commercial aviation business.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the development of the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family is comprised of three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190 were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super midsize categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are products in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

2006 Corporate Reorganization

On March 31, 2006, our shareholders approved a reorganization of our corporate structure. The purpose of the reorganization was to, among other things, create a basis for the sustainability, growth and continuity of our businesses and activities by simplifying our capital structure and thereby improving our access to capital markets and increasing financing resources for the development of new products and expansion programs. As a result of the reorganization and merger, former Embraer ceased to exist and:

•

Embraer (which had been formed under the name of Rio Han Empreendimentos e Participações S.A. and was renamed Embraer-Empresa Brasileira de Aeronáutica S.A. as a part of our 2006 corporate reorganization) succeeded to all rights and obligations of former Embraer,

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

2010 Change of Embraer’s Legal Name and Change of Scope of the Defense Business Unit

On November 19, 2010, our shareholders approved a change to our corporate name from Embraer – Empresa Brasileira de Aeronáutica S.A. to Embraer S.A., as well as the addition of capabilities and the broadening of the scope of our defense business unit to allow such business unit to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes.

Strategic Alliances and Growth Opportunities

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions, as well as enhance our existing relationship with significant world players in the aerospace and defense and security industries, including any members of the groups or companies below.

Strategic Alliances

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

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders as part of our 2006 corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be a strategic shareholder of Embraer. As of March 31, 2011, each of Dassault Aviation and Safran, individually, held shares representing 0.9% and 1.1% of our total capital stock, respectively. ThalesTM sold all of its shares in October 2006 and EADS sold all of its shares in a secondary offering in February 2007.

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

AVIC

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, taking advantage of the infrastructure, financial resources and workforce of Harbin Embraer Aircraft Industry Company Ltd., or HEAI, our joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China and aims to serve the growing demand of the Chinese executive aviation market.

AEL Sistemas

In April 2011, we and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the signature of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the potential creation of a company to explore this segment with a majority participation of our defense and security business unit.

Joint Ventures

HEAI

In December 2002, we formed HEAI, a joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of HEAI. We have granted HEAI a license for the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. As of December 31, 2010, Harbin Embraer Aircraft Industry Company Ltd. had secured contracts with five Chinese airlines for a total of 46 ERJ 145 aircraft, 44 of which had been delivered by December 31, 2010. In October 2007, the 1,000th jet of the ERJ 145 family was delivered by Harbin Embraer Aircraft Industry Co. Ltd.

AIRHOLDINGS

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

CAE

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

Liebherr Aerospace

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

Orbisat

In March 2011, we executed a R$28.5 million contract to purchase a 64.7% stake in the capital stock of the radar business of OrbiSat da Amazônia S.A., or OrbiSat, a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. The contract must be submitted to the Administrative Board for Economic Defense of Brazil (Conselho Administrativo de Defesa Econômica), or CADE, for antitrust clearance. This is the first acquisition made by our recently created defense and security business unit.

Atech

In April 2011, we announced the acquisition for R$36 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, or C4I, systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets. The acquisition will be submitted to the CADE for antitrust clearance.

Capital Expenditures (Property, Plant and Equipment and Development)

We include our investments in both development and property, plant and equipment as part of our capital expenditures.

As part of our transition to IFRS, we have started to capitalize the expenditures incurred with product development as non-current intangible assets on our balance sheet when it is probable that the projects will generate future benefits, taking into account their commercial and technological feasibility, availability of technological and financial resources and only if their cost can be reliably measured. We will amortize such assets in the form of charges to cost of sales and services on our income statement, based on the total number of estimated aircraft to be delivered for each new product development project. We also capitalize expenditures with property, plant and equipment as non-current assets on our balance sheet and depreciate such assets in the form of charges to cost of sales and services on our income statement. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of our Statement of Income—Cost of Sales and Services.”

Most of our development expenditures are associated with the development of new products either for the commercial or executive aviation segments. Development expenditures totaled US$162.2 million in 2010 and US$205.3 million in 2009, inclusive of cash contributions from risk-sharing partners. This decrease in development expenditures is a result of fewer aircraft certifications in 2010, while additional development expenditures were required in 2009 in preparation of the certification of the Phenom 300 in that year.

We also receive funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft development programs. Cash contributions provided by risk-sharing partners totaled US$ 99.4 million in 2010 and US$ 102.2 million in 2009. This reduction in cash contributions from risk-sharing partners in 2010 is a result of fewer such contributions in that year due to the certification of the Phenom 300 and the fulfillment of other contractual milestones under our risk-sharing arrangements in 2009. This reduction in cash contributions from risk-sharing partners was partially offset by contributions to the Legacy 450/500 program in 2010. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the Legacy 450/500 executive jets. An estimated US$750 million is expected to be invested overall in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500.

Our total disbursements in capital expenditures related to property, plant and equipment were US$ 73.5 million in 2010 and US$97.1 million in 2009. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2011, we expect to invest approximately US$410.0 million in capital expenditures for development and property, plant and equipment. Of this amount, approximately US$210.0 million will be invested in our development activities, exclusive of contributions of risk-sharing partners, and US$200 million will be invested in property, plant and equipment. The US$200 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, (2) the construction of the Melbourne, Florida plant, which was started in May 2008, (3) the construction of two plants in Evora, Portugal, which was started in July 2008, and (4) investments related to the development of technology, particularly in the robotics infrastructure of our Botucatu plant.

We expect to invest in Brazil approximately 74% of our budgeted US$410.0 million capital expenditures for 2011, most of which will be invested in development activities. The remaining 26% of our capital expenditures will be invested abroad, mainly on property, plant and equipment at our new industrial facilities in the cities of

Melbourne, Florida and Evora, Portugal. We do not expect to receive relevant amounts of cash contributions from the risk-sharing partners in 2011.

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “Item 5C. Operating and Financial Review and Prospects—Research.”

We do not incur development expenditures for defense and security programs as those are funded by the Brazilian federal government and other government customers under long-term development contracts.

4B.	Business Overview

We are one of the leading manufacturers of commercial aircraft in the world, based on 2010 revenue arising from sales of commercial aircraft, with a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets and aviation services. Our commercial aviation business accounted for 53.9% of our revenue in 2010. We are the leading supplier of defense aircraft for the Brazilian Air Force based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia and Latin America. Our defense and security business accounted for 12.5% of our revenue in 2010. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our executive jet business accounted for 21.3% of our revenue in 2010. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term relationships with them. Our aviation services business accounted for 10.5% of our revenue in 2010. Other related businesses, accounted for 1.8% of our revenue in 2010. For the year ended December 31, 2010, we generated revenue of US$5,364.1 million, of which more than 87.3% was U.S. dollar-denominated. At December 31, 2010, we had a total firm order backlog of US$15.6 billion, which included 250 firm orders for commercial aircraft.

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

Strategic Risk-Sharing Partners. With respect to our commercial and executive aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to develop these systems and components, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our development expenses through direct contributions of cash or materials. We believe that these strategic relationships enable us to lower our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

Benefits of Funded Development of Defense Products. Historically, development expenditures related to defense aircraft have been funded in large part by certain of our customers, which in this business segment includes the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell to other military forces the proven defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2010, 24.3% of our workforce was comprised of engineers. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of December 31, 2010, we had more than 885 units of the ERJ 145 jet in commercial operation. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will be popular with major low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of December 31, 2010, we were leaders in the 70-120 seat category in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra large categories. We have developed the Legacy 600, a super midsize jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet and the Lineage 1000, an ultra large jet, and are developing the Legacy 450 and the Legacy 500, executive jets in the mid-light and mid-size categories, respectively. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

Continue to Pursue Market Niche Opportunities in the Defense and Security Market. We currently offer products for transportation, training, light-attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in countering present threats which are a global concern, such as terrorism, drug dealing and weapon smuggling.

Continued Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our executive aviation business expands, we have further increased our commitment in providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the expansion of our customer support and services base.

We offer our customers certain facilities for aircraft maintenance, repair and overhaul services, or MROs, around the world. We own and operate eight MROs, located in the U.S., Portugal, Brazil and France. In addition, our network of MROs is also comprised of four authorized third-party centers located in Brazil, the United Kingdom, China and South Africa. For further information on our support and services network, see “—Customer Support and Services.”

Continue to motivate our employees and improve our production processes and managerial practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve this goal, we must, on a daily basis, continuously seek to implement the most efficient production processes and best managerial practices. Because the success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Enterprise Excellence Program, that are designed to strengthen our internal culture of excellence and improve the efficiency of our operations.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 53.9% of our revenue for the year ended December 31, 2010.

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

The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint aviation authority of Europe (the former advisory organization that made certification recommendations to non-EU national authorities), or JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in August 2007.

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

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian Aviation Authority in July 1985. Since its introduction in 1985 and through December 31, 2008, we have delivered 352 EMB 120 Brasília for the regional market and six EMB 120 Brasília for the defense and security market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

We believe we have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2010, our largest customers, by firm orders, were Express Jet, American Eagle, Northwest Airlines, JetBlue Airways, Flybe, US Airways, Republic Airlines, Azul (the new Brazilian airline founded in 2008), HNA Group, Lufthansa, Air Canada and Regional (a subsidiary of Air France).

For a discussion of these significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.” See also Note 7 to our audited consolidated financial statements for additional information on our largest customers.

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. These contracts generally include an option for our customers to purchase additional aircraft for a fixed price option, subject to adjustment based on the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Certain of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Le Bourget, France; Fort

Lauderdale, Florida; Beijing, China; and Singapore. We sell our ERJ 145 regional jet family in the Chinese market exclusively through our joint venture in China, which had 46 firm orders from Chinese airlines since the beginning of 2004, 44 of which had been delivered by December 31, 2010.

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

61-90–seat and 91-120–seat categories

We currently face our strongest competition in the 61-90– and 91-120–seat categories. We currently compete against the following aircraft in these categories:

•	ATR-72, a 72-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700 and CRJ-900, 70-seat and 85-seat regional jets produced by Bombardier, respectively;

•	A318, a 100-plus-seat jet produced by Airbus; and

•	737-600, a 100-plus–seat jet produced by Boeing.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CRJ-1000, a 100-seat regional jet launched in February 2007, and delivered in December 2010;

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2014;

•	Sukhoi’s SSJ100, a 75- to 95-seat regional jet, with the 95-seat version officially scheduled to enter into service in 2011;

•	COMAC’s ARJ21, a 90- to 105-seat regional jet, with the 90-seat version officially scheduled to enter into service in 2012; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 96-seat regional jet launched in March 2008, which is expected to enter into service by 2015.

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

Defense and Security Business

Recently, Embraer added capabilities and broadened the scope of its corporate unit dedicated to the defense and security market. The creation of the new Embraer defense and security units is an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training/light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems, or C4ISR systems. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs. As of December 31, 2010, we had sold more than 1,150 defense aircraft, including government transport aircraft, to more than 25 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense and security business accounted for 12.5% of our revenue for the year ended December 31, 2010.

Products

C4ISR Systems

Embraer has developed three cost-effective, reliable and flexible special-mission aircraft based on the ERJ 145 regional aircraft platform: the EMB 145 Airborne Early Warning and Control, or AEW&C, the EMB 145 Multi

Intel and the EMB 145 Maritime Patrol, or MP. Since its first delivery, a total of 15 such aircraft have been manufactured for the Brazilian, Mexican and Greek Air Forces.

We believe EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful C4I system and a comprehensive set of support systems such as self-protection and communications, including data-links. The EMB 145 AEW&C is operational in the Brazilian, Mexican and Greek Air Forces. In addition, in 2008 we executed a contract with the Indian Air Force to sell them three units of our EMB 145 AEW&C aircraft, which we are currently assembling in compliance with the delivery schedule for this contract.

The EMB 145 Multi Intel, also known as the EMB 145 Remote Sensing/Airborne Ground Surveillance, or RS/AGS, aircraft is designed to accomplish electronic and reconnaissance missions. It features state-of-the-art sensors for Image Intelligence (IMINT), Signal Intelligence (SIGINT), and Measurement and Signature Intelligence (MASINT), and is capable of providing real-time imagery and signals intelligence over ground objectives. It is equipped with extensive sensor suites ranging from high-performance synthetic aperture radar to electro-optical sensors, and includes communications and electronic exploitation systems capable of gathering complete intelligence information. The EMB 145 Multi Intel is currently operational in the Brazilian Air Force.

The EMB 145 MP aircraft is designed to address coastal and blue-water threats. The EMB 145 MP is designed to carry out maritime patrol by using maritime and ground surveillance radar and electro-optical sensors, as well as dedicated communications and surveillance equipment. In the ASW configuration, the EMB 145 MP is designed to carry out anti-submarine warfare missions. The EMB 145 MP is operational in the Mexican Air Force.

Embraer also develops and integrates state-of-the-art C4ISR systems for defense customers that require accurate information on a real-time basis. Our C4ISR systems operate in all three of our EMB aircraft. The information provided by C4ISR systems seeks to give top defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively. We believe that the entry of Embraer in the C4ISR systems sector is made possible by Embraer’s technical understanding of several key topics such as knowledge management, visualization technologies, decision-making tools and concept-development methodologies. One practical example of Embraer’s contributions to the CS4ISR field is the definition and development of a datalink protocol delivered to the Brazilian Air Force in 2009.

Training and Light Attack – Super Tucano

The Super Tucano, designated as A-29 by the Brazilian Air Force, is a single-engine, multipurpose, military turboprop that combines effective training and operational capabilities with low acquisition and operating costs. It is an evolution of the EMB-312 Tucano, a prior trainer aircraft with a proven track record, of which 620 units were sold to 15 air forces around the world.

It offers solutions for basic to advanced weapons training, such as in-flight virtual training. It also offers operational capabilities required for border surveillance, close air support operations and counterinsurgency (COIN), missions. It offers avionics comparable to those of fourth generation fighter jets, ejection seats, an onboard oxygen-generating system and outstanding external load capability.

The Super Tucano is used for advanced pilot training and for surveillance operations in the Amazon region of Brazil in connection with the Brazilian federal government’s Sistema de Vigilância da Amazônia – SIVAM (System for the Surveillance of the Amazon) program.

The Super Tucano is still one of the highlights of our defense and security business unit due to its versatility, its excellent performance for training, operational missions and its competitive pricing together with its low operating and maintenance costs. The Super Tucano currently has a backlog of 180 aircraft, and 150 Super Tucanos have been delivered since this aircraft was launched.

Throughout 2010, 35 Super Tucanos were delivered, six of which to the Brazilian Air Force, six to the Dominican Republic Air Force, eight to the Chilean Air Force and 15 to the Ecuadorian Air Force. In 2010, we

delivered the 89th unit out of the 99 Super Tucano backlog with the Brazilian Air Force. We also completed deliveries of 12 units purchased by the Chilean Air Force and eight units purchased by the Dominican Republic Air Force. Recently, a contract was signed for the sale of eight Super Tucano aircraft to Indonesia, which represents the entry of the Super Tucano in the Asia Pacific market.

Military Transport – KC-390

In April 2009, Embraer signed the KC-390 development contract with the Brazilian Air Force. This new jet will meet the needs of the Brazilian Air Force, and will be in compliance with the new National Defense Strategy. The first flight of the KC-390 prototype is expected to occur in 2014, and the initial deliveries are expected for 2016. Development expenditures associated with the KC-390 will be borne by the Brazilian Air Force.

The KC-390 development program is ongoing and on schedule. The main industrial partners and suppliers for this project are expected to be selected by mid-2011, when the joint definition phase commences.

The KC-390 program already has 60 purchase intentions: 28 aircraft for the Brazilian Air Force, 12 for the Colombian air force, six for the Chilean air force, two for the Argentinean air force, two for the Portuguese air force and two for the air force of the Czech Republic.

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

Government Transport Aircraft

We are marketing our wide line of commercial and executive jets, as well as derivatives of these airplanes to defense customers. For example, in 2008, we delivered one Legacy 600 to the Ecuadorian government and in 2009 two modified versions of the EMBRAER 190 commercial aircraft to the Brazilian Air Force to serve as the presidential aircraft. These aircraft have a spacious and comfortable cabin, including space for meetings and a private area for the Brazilian president. In 2009, Embraer also delivered two ERJ 135s to the Thai Armed Forces for VIP transport and four Phenom 100s to the Pakistani air force. In 2010, two other aircraft for the transportation of authorities were delivered: an ERJ 135 to the Thai Navy and a Legacy 600 to the government of Panama.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and we currently have three ongoing programs contracted with the Brazilian Air Force and Brazilian Navy. The first one, known as F-5BR, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. In 2010, we completed the delivery of 39 upgraded F-5 aircraft. The second ongoing contract, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years.

The third modernization program is to upgrade 12 A-4 Skyhawk aircraft of the Brazilian Navy with a view to incorporating new technology for these aircrafts including new avionics, radars, power production and autonomous oxygen generating systems.

Customer Service

In 2010, we continued to develop the training and operation support system to support operators of Super Tucanos, such as the air forces of Chile, Ecuador and the Dominican Republic. These training programs may include flight simulators, computer-based training, or CBT, Mission Planning Station, or MPS, and Mission Debriefing Station, or MDS. We also provided basic, advanced and instructor training sessions. In addition, in 2010 we provided training services for Thailand (in connection with the ERJ 145 jet family), Panama (in connection with the Legacy 600) and the Brazilian federal government (in connection with the EMBRAER 190-PR). A new contract of training support was signed in 2010 to support the operation of eight Super Tucanos sold to the Indonesian Air Force.

Competition

Our defense systems aircraft face rigorous competition from various manufacturers from different countries in each market segment.

The Super Tucano competes in the basic/advanced training market with the Pilatus PC-9M (basic) and the PC-21 (advanced) aircraft from Switzerland, the Beechcraft T-6A/B (basic/advanced) from the U.S., and the Korea Aerospace Industries’ KT-1 (basic). In the Light Attack market, the Super Tucano competes with the Beechcraft AT-6 and Korea Aerospace Industries’ KO-1.

In the special mission aircraft market, which includes Airborne Early Warning & Control, Remote Sensing, Airborne Ground Surveillance, Maritime Patrol, Anti-Surface Warfare and Multi-mission Aircraft, there are several platforms with a wide range of sensor combinations that compete with our products: the Bombardier Global Express, Boeing 737, Northrop Grumman E-2C/D Hawkeye, Gulfstream G550, SAAB 2000, Alenia ATR 42 and 72, EADS CASA CN-235 and C-295, and the Bombardier Dash 8, among others.

In the military transport segment, our competitors include the Lockheed Martin C-130, the Airbus A400M, the Alenia C-27J and the CASA C-295.

Executive Aviation Business

We developed a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we have launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. The Legacy 450 and 500 development program continues on track, with more than 650 employees fully engaged in these projects, and the first flight of the Legacy 500 is planned for the second half of 2011. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In 2010, the Legacy 650 received its certification and began operating in November 2010.

We are marketing our executive jets to companies, including fractional ownership companies, charter companies and air-taxi companies, and high-net-worth individuals. Our executive aviation segment accounted for 21.3% of our revenue for the year ended December 31, 2010, resulting from the delivery of 10 Legacy 600/650 jets, 100 Phenom 100 jets, 26 Phenom 300 jets, five Lineage 1000 and three Embraer 190 Shuttle jets. On December 31, 2010, our firm orders in backlog for our executive jets totaled US$4.7 billion.

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

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 300 carries up to nine people and has a larger fuselage and wingspan and longer range than the Phenom 100. It is powered by Pratt & Whitney Canada’s PW535E engine and has entered into service in the second half of 2009. Pratt & Whitney Canada, Garmin and Eaton were our risk-

sharing partners for this program. The Phenom 100 jet carries from six to eight people and is powered by Pratt & Whitney Canada’s PW617F engine. In the second half of 2008, the Phenom 100 entered into service.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters), and is powered by GE CF34-10E7 engines. The Lineage 1000 entered into service in the first half of 2009.

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

In October 2009, we presented the new Legacy 650 jet at the 62nd Annual Meeting and Convention of the National Business Aviation Association, in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super midsize Legacy 600 and will have a longer range for up to 14 passengers. The Legacy 650 may fly up to 3,900 nautical miles nonstop with four passengers or 3,800 nautical miles with eight passengers, that is approximately 500 nautical miles more than the Legacy 600’s range.

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

Aviation Services Business

We provide after-sales customer support services for the fleet of our commercial, executive and defense customers. Activities in this segment include the sale and pool programs of spare parts, maintenance and repair, customer training and other product support services. Revenues for the aviation services segment accounted for 10.5% of our revenue for the year ended December 31, 2010.

This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We also established pooling programs that allows customers to exchange used parts for new or refurbished parts and total support programs like our EEC – Embraer Executive Care, a total care program that includes parts exchange and complete service and maintenance packages.

We expect to enhance customer support and services offered to the executive aviation segment. In this respect, we have added four wholly-owned service centers since 2007, and are revamping the authorized service center network for executive jets. At the end of 2010, we had 38 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training joint venture, to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and has expanded to Burgess Hill in the U.K. in 2009. This joint venture provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2010, we expanded our support and services package to the Phenom 300 and the new Legacy 650, and also plan to offer our services in new regions, particularly in Asia.

Other Related Businesses

We recognize revenues related to the selling or leasing of used aircraft to customers primarily through our leasing subsidiary, ECC Leasing Co. Ltd., or ECC Leasing. In addition, we provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our other related businesses accounted for 1.8% of our revenue for the year ended December 31, 2010.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2010, we had delivered a total of 1,115 of these aircraft, including 40 in 2010. We had no crop duster aircraft in backlog at December 31, 2010.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created, in September 2002, two wholly-owned subsidiaries: ECC Leasing and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing Co. Ltd is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us as trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

The consolidated pre-owned aircraft business, through ECC Leasing in Ireland, has contributed accumulated net income of US$19.2 million since its inception through December 31, 2010. Sales campaigns of new aircraft, where the acceptance of trade-in aircraft as part of payment were accepted, have been successfully completed. Additional revenues have also been generated through the sale and lease of aircraft received as trade-in. Furthermore, leasing operations, involving EMBRAER170, EMBRAER175 and EMBRAER 190 pre-series aircraft, contributed to the current results. Since its inception, ECC Leasing and one other Embraer wholly-owned subsidiary has managed 111 aircraft, of which 30 are currently under operating leases, 36 are currently available or under lease/sale negotiations, eight are currently performing flight tests at Embraer, and 37 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe. Of the 111 aircraft that have been managed by ECC Leasing and this other Embraer subsidiary, a total of 30 aircraft were acquired in 2010, a year in which ECC Leasing acquired 25 Citation Ultras as result of the exercise of trade-in options under an agreement executed with NetJets Inc., which were accounted as resale inventories, and another five aircraft from other customers.

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

Furthermore, we believe the results of ECC Leasing Co. Ltd and ECC-Insurance & Financial Co. Ltd will be largely dependent on market conditions, aircraft availability levels and the demand for regional jets in the 37- to 50-seat category. Although new markets such as Eastern Europe and Latin America are important, the risks related to operator’s credit and asset repossession will continue to require an adequate financial evaluation by Embraer.

As more pre-owned aircraft begin to trade in the market, Embraer and ECC Leasing have created the “Embraer Lifetime Programme” to better support our customers. The program will allow customers to select from a wide array of services, including, among other things, training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage. Customers who opt into this program will pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among other things. The program will allow us to continuously improve the level of support we offer to our pre-owned aircraft customers. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package.

Markets

The following table sets forth our revenue by line of business and geographic region of the end users of our aircraft for the periods indicated.

	Year ended December 31,
	2010	2009
	(in US$ millions)
Commercial Aviation
North America	150.9	595.4
Latin America (except Brazil)	417.3	149.6	(1)
Asia Pacific	738.1	782.8
Brazil	194.2	245.8
Europe	1,297.9	1,387.0
Others	90.2	221.7

Total	2,888.6	3,382.3

Executive Aviation
North America	269.7	309.7
Latin America (except Brazil)	121.3	46.5
Asia Pacific	287.0	234.4
Brazil	201.4	77.7
Europe	222.2	173.4
Others	43.6	54.6

Total	1,145.2	896.3

Defense and Security
North America	9.9	8.6
Latin America (except Brazil)	275.3	184.7
Asia Pacific	123.1	75.3
Brazil	223.6	215.3
Europe	1.6	10.1
Others	36.3	4.8

Total	669.8	498.8

Aviation Services
North America	246.8	248.5
Latin America (except Brazil)	6.3	5.5
Asia Pacific	36.6	51.1
Brazil	22.5	17.0
Europe	223.5	248.8

	Year ended December 31,
	2010	2009
	(in US$ millions)
Others	28.1	33.7

Total	563.8	604.6

Other Related Businesses
North America	36.6	26.6
Latin America (except Brazil)	5.6	3.7
Asia Pacific	9.5	1.8
Brazil	39.0	31.9
Europe	2.5	16.3
Others	3.5	35.5

Total	96.7	115.8

(1)	Includes deliveries to Azul.

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our ERJ 145 regional jet family, EMBRAER 170/190 family and Legacy 600 executive jet, depending on aircraft model, consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design and production of commercial aircraft. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

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

ERJ 145 Regional Jet Family

Risk-sharing partners. We entered into risk-sharing arrangements with the following four suppliers in connection with the development and production of the ERJ 145 regional jet family:

•

Aernnova Aerospace S.A., or Aernnova, a Spanish company owned by Iberdrola S.A., a European power utility, and Banco Bilbao Vizcaya, a large Spanish financial institution, supplies the wings, engine nacelles and main landing-gear doors;

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

Our risk-sharing partners generally receive payment for supplied components within three to five months after delivery of the components to us. The partnering relationship with these suppliers results in lower production costs and higher product quality for the ERJ 145 regional jet family. In addition, our line of executive jets benefits from the risk-sharing arrangements with Aernnova, Sonaca and ENAER. The interior of the Legacy 600 executive jet is provided by The Nordam Group, Inc., Duncan Aviation Inc. and us.

Other major suppliers. We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family. These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems. Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., or Parker, BF Goodrich Co., United Technologies Corp. – Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

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

•	Sonaca, which is responsible for the aircraft’s wing slats;

•	Aernnova, which is responsible for the rear fuselage and the vertical and horizontal tail surfaces;

•	Latecoere, a French company, which manufactures two of the three fuselage sections;

•	C&D Aerospace, which designs, develops and manufactures the aircraft interior; and

•	Grimes Aerospace Company, a U.S. company and a wholly-owned subsidiary of AlliedSignal Inc., which develops and manufactures the exterior and cockpit lighting.

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

Cash contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$582.4 million through December 31, 2010. Cash contributions become nonrefundable upon the fulfillment of certain developmental milestones. The amount of US$565.6 million of these cash contributions had become nonrefundable through December 31, 2010. If we cancel the production of the Phenoms 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$16.8 million of the total cash contributions already received. The Phenom 100 and the Phenom 300 were certified in 2008 and 2009, respectively. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Support and Services

Customer satisfaction is critical to our success. Our goal is to best serve our customers and, with this goal in mind, we are constantly seeking to support our customers and develop services for the enhancement of airline operations, the optimization of operating costs and the maximization of aircraft availability.

We have a worldwide presence with five regional units strategically positioned around the globe in order to provide us with greater agility in the understandings of the needs and desires of our customers respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, which supports our customers in North America;

•	Villepinte, France, which supports our customers in Europe, Africa and the Middle East;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

Our headquarters in São José dos Campos also offers the following services:

•	spare parts customer response center available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support, known as the Embraer Fleet Technical Center available 24 hours a day, seven days a week;

•	flight operations support;

•	maintenance support engineering;

•	business development;

•	technical publications development; and

•	other customer maintenance training (such as a mechanic training program offered through major training providers worldwide).

In addition, we also have spare parts distribution centers in Louisville, Kentucky and Dubai.

We have established spare parts pooling programs that allows customers to exchange used parts for new or refurbished parts. In addition to these spare parts pooling programs, our customer service programs cover from expendables vendor-managed inventory to tooling and ground support equipment rental, and exchange programs for rotables. We also offer total support programs, such as the Life Time Program, a comprehensive coverage designed for pre-owned aircraft operators, the EEC – Embraer Executive Care program for the executive jet customers and a customized Government Center Solution Program to fulfill logistic support requirements from defense and security customers.

We also own and operate facilities for maintenance, repair and overhaul, or MROs, around the world, including in:

•	Nashville, Tennessee;

•	Alverca, Portugal, that we refer to as OGMA, which we began to operate in March 2005;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers;

•	São José dos Campos, in the State of São Paulo, Brazil;

•	Fort Lauderdale, Florida;

•	Mesa, Arizona;

•	Le Bourget, France; and

•	Bradley, Connecticut.

The first three of the above MROs render services to various types of aircraft, including executive aircraft, while the last four of the above MROs serve only the executive aircraft fleet.

Our authorized service center network is also expanding. At December 31, 2010 we had 38 authorized service centers worldwide for our executive jet fleet in operation.

The Embraer network of MROs is expanding with our recent additions of third-party centers that have been authorized by us for the support of the commercial aviation aircraft fleet. These centers are located in (1) Porto Alegre, in the State of Rio Grande do Sul, Brazil, (2) Exeter, United Kingdom, (3) Tianjin, China (4) Johannesburg, South Africa, through National Airways Corporation, or NAC. There are another six third-party owned MRO centers around the world currently undergoing our qualification process. We intend to continue providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and through agreements with established and reputable authorized service centers.

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we make use of the following tools and forums:

•	a customer satisfaction assessment performed bi-monthly, which aims to develop action plans to allow us to provide effective responses to our clients;

•	a customer support satisfaction survey performed every other year in order to identify the competitive position of EMBRAER;

•	specific action plans and commitments with each customer known as Customer Integrated Action Plan;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	the Embraer Operators’ Conferences that takes place yearly in the various regions of the world where we have customer operators;

•	a maintenance cost workshop that occurs yearly where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference; and

•	interactive forums for discussions in the web portal FlyEmbraer to foster the exchange of experiences among customers and Embraer.

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. Instead, we assist our customers in obtaining financing arrangements from different sources, including capital providers such as leasing companies, commercial banks, capital markets and the FGE. In addition, we have been working together with customers to develop new sources of funds, especially from nontraditional financiers. We are also looking for long-term relationships and expect to broaden the alternatives available to support our clients’ financing needs.

Over the last two years, we have signed memoranda of understanding with two Chinese leasing companies (CDB Leasing Co. and AVIC Leasing Co.) to support aircraft financing and leasing arrangements for our clients worldwide for US$3.7 billion dollars. Airlines may sometimes require short-term bridge financing prior to arranging long-term debt financing because, for the airlines, a quick delivery of the aircraft may be crucial to access the markets and long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, at market rates, to customers who already have their financing arrangement structured or who are in the process of negotiating such arrangements.

The BNDES-exim sponsored Program, a Brazilian federal government program, provides Embraer’s customers with direct financing under terms that have been more attractive than those associated with customer financings from traditional commercial sources, especially in times of credit shortages. In 2010, 53% of our commercial aviation deliveries were supported by the BNDES, as compared to 32% in 2009.

Financial markets have improved over the last few months of 2010 and we expect that banks, leasing companies and capital markets-related sources will resume their important participation in aircraft financing in the coming years. Export credit agencies are expected to continue to play an important role in aircraft financing in 2011, helping fulfill the financing needs of the commercial aviation industry as a whole.

In 2010, Embraer concluded the first “Pure Cover” Brazilian Export Credit Line. With this custom-made structured transaction, the lender benefits from a 100% guarantee issued by the Secretary of Foreign Affairs (Secretaria de Assuntos Internacionais) of the Brazilian Ministry of Finance, through the Brazilian Export Credit Insurance Agency (Seguradora Brasileira de Crédito à Exportação S.A.), or SBCE, which manages the export credit guarantee system on behalf of the Brazilian federal government. This financing structure will further enhance the credit available to Embraer’s customers, since it increases access to international financing institutions, as well as to a broader range of capital markets investors.

See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Budgetary constraints of the Brazilian federal government could reduce amounts available to our customers under government-sponsored financing programs.”

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2010, we had 447 trademarks. Our registered trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

We hold patents relating to our manufacturing technology. Currently, we hold registered patents from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan and China in connection with aircraft interior design. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the intellectual property rights necessary for our business and operations.

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft and its manufacturing. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), created in 2005 under the Ministry of Defense to regulate, supervise and certify aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, and the EASA for the European Union. Some countries simply validate and complement original certification of the Brazilian Aviation Authority or of the FAA or the EASA, in accordance with their own rules. The Brazilian Aviation Authority has a bilateral certification agreement with the FAA and European Union under which the FAA and the EASA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

Once an aircraft is certified by the Brazilian Aviation Authority, and validated by the FAA and/or the EASA, some authorities, such as those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification.

Aircraft certification is a continuous process. The Brazilian Aviation Authority must approve any change in the type design of any of our aircraft. Significant changes may require a separate validation/certification by other authorities as specified in their regulations and bilateral agreements. Changes in the aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may be imposed by the authorities through operational rules or airworthiness directives.

The certification history of our aircraft is as follows:

•

the ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, Europe in the second quarter of 1997, Australia in June 1998 and, for the LR version, China in November 2000.

•	the ERJ 145 XR version was certified by the Brazilian Aviation Authority in August 2002 and the FAA in October 2002.

•	the ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, the FAA in July 1999 and the European aviation authority in October 1999.

•	the ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and the FAA in July 2001.

•	the Legacy 600 executive jet was certified by the Brazilian Aviation Authority in December 2001, the JAA in July 2002 and the FAA in August 2002.

•	the Legacy 650 executive jet was certified by the Brazilian Aviation Authority in September 2010, by the EASA in October 2010 and the FAA in February 2011.

•	the EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	the EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, the EASA in January 2005, TCCA, the Canadian certification authority, in July 2005 and the FAA in August 2006.

•	the EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, the FAA in September 2005 and the EASA in June 2006.

•	the EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, the EASA in July 2006 and the FAA in August 2007.

•	the Phenom 100 executive jet was certified by the Brazilian Aviation Authority and the FAA in December 2008 and the EASA in April 2009.

•	the Lineage 1000 executive jet was certified by the Brazilian Aviation Authority, the FAA and the EASA in December 2008.

•	the Brazilian Aviation Authority and the FAA certified the Phenom 300 in December 2009 and it was certified by the EASA in April 2010.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4C.	Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which are considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report.

4D.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC – International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate Square Footage	Owned/ Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center	5,902,102	Owned	—

São José dos Campos, SP, Brazil (Eugênio de Mello)	Assembly facility	3,658,884	Owned	—

Botucatu, SP, Brazil	Assembly facility	222,000	Owned	—

Harbin, China	Assembly facility	258,067	Owned(1)	—

Gavião Peixoto, SP, Brazil	Testing and assembly facilities	191,648,512	N/A(2)	—

Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased	2035

São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2012

Fort Lauderdale, Florida	Support center	91,500	Leased	2030

Nashville, Tennessee	Aircraft maintenance and support center	316,128	Leased	2018 (renewable through 2028)

Le Bourget, France	Aircraft maintenance and support center	33,500	Leased	2011

Villepinte, France	Representative offices and support center	70,202	Leased	2014

Beijing, China	Representative offices	3,444	Leased	2013

Singapore	Representative offices and support center	5,910	Leased	2013

Mesa, Arizona	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)

Location	Purpose	Approximate Square Footage	Owned/ Leased	Lease Expiration
Windsor-Locks, Connecticut	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)

Fort Lauderdale, Florida	Aircraft maintenance and support center	54,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2030 (renewable through 2035)

Melbourne, Florida	Assembly facility (under construction)	181,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2038 (renewable through 2058)

Dallas, Texas	Training center for pilots and aircraft maintenance personnel	8,564	Leased	2022

Burgess Hill, UK	Training center for pilots and aircraft maintenance personnel	8,500	Leased	2022

Evora, Portugal	Manufacturing facility for metallic aeronautical structures (under construction)	964,511	Owned	—

Evora, Portugal	Manufacturing facility for aeronautical structures in composite (under construction)	1,519,832	Owned	—

Dublin, Ireland	Administrative offices	220	Leased	2016

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

In 2008, we announced construction of a new 150,000 square foot state-of-the-art facility that will house a final assembly line – the first Embraer final assembly line in the U.S. – at the Melbourne International Airport in Melbourne, Florida. It will be capable of producing both the Phenom 100 and the Phenom 300 executive jet models, and includes a paint shop and a delivery and customer design center. This production facility was inaugurated in 2011, and the delivery and customer design center will commence operations in 2011.

In 2008, we also announced plans for implementing two new industrial units dedicated to manufacturing complex airframe structures, one focused on metallic assemblies and the other on composites, both of which are to be located in the city of Evora, Portugal. The units are scheduled to begin operations in 2012.

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 4A. History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

Production

The manufacture of an aircraft consists of three principal stages: production of primary parts, assembly of major components and final assembly. Primary parts include metal sheets and plates (produced from die-cast molds, stretch forming or various chemical treatments), parts produced using computerized and non-computerized machines, and prefabricated parts. The primary parts are then assembled, or mated, with one another to produce the aircraft’s major components, which are in turn joined to create the aircraft’s basic structure. In the final assembly stage, the aircraft’s various operating systems (such as wiring and electronics) are installed into the structure and tested.

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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately four months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2008 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “Item 4B. Business Overview—Commercial Aviation Business—Products—EMBRAER 170/190 Jet Family.”

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

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of December 31, 2010, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2010 and 2009 we invested US$4.1 million and US$4.5 million, respectively, in environmental projects and we expect to spend approximately US$2.0 million on environmental projects in 2011 for the modification of existing facilities relating to environmental compliance and improvements.

In addition, certain developments in current or proposed carbon emission reduction laws and regulations could in the future indirectly affect our business and results. Currently, aircraft manufacturers are not directly affected by existing environmental regulatory framework. However, the International Civil Aviation Organization, through its Environmental Protection Committee, recently began to develop carbon emission standards for airplanes. The study of these standards is being carried out concurrently with the implementation of local or regional regulations aimed at limiting carbon emissions, such as those adopted by the European Union, with its emissions market (EU ETS – European Union Emissions Trading System). This system establishes goals for emissions reduction by aviation companies. Depending on the compensatory payments and limits imposed, as well as on the cost of carbon equivalents, regulations of this nature may impact the growth potential of the air transportation industry as a whole, due to: (1) the internalization of carbon emission-related costs by air transportation companies, which would reduce their profit margins and, consequently, cut down the demand for new aircraft; or (2) higher price level of air tickets, charged by air transportation companies in an attempt to pass emission-related costs along to their passengers, who would in turn seek alternative means of transportation, reducing the demand for air travel and, as a consequence, causing aircraft sales to decline. The effects of either scenario would likely be a decrease in demand for new aircraft in the affected markets, thereby negatively affecting our results.

For information on how climate change may affect our commercial aircraft segment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Commercial Aircraft.”

OGMA

During the process of due diligence prior to the acquisition of OGMA, we identified certain industrial processes that did not fully meet environmental and occupational safety standards. As part of the negotiations, it was agreed with Empresa Portuguesa de Defesa–EMPORDEF (Portuguese Defense Company), the seller, that (1) Embraer would spend €1.9 million, the amount estimated by the parties to be the amount necessary to bring the industrial processes into environmental and occupational safety compliance over a three-year period, (2) the seller would indemnify OGMA for any losses due to environmental claims over the same three-year period, (3) Embraer’s liability for pre-acquisition environmental claims would be limited to €4.1 million, and (4) any liability for other pre-acquisition environmental and occupational safety claims in excess of €4.1 million would be paid by the seller.

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

Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS as issued by IASB and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with the Brazilian GAAP, presented in reais.

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

Commercial Aircraft

The fundamental drivers of air travel growth are a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services driven by liberalization of air traffic rights between countries. We believe that from 2010 to 2029 world air travel demand should grow an average of 4% to 5% per year in terms of passenger kilometers flown. Air transportation industry has already shown signs of recovery from the recent global financial crisis, and we believe that the long-term growth trend may be restored. However, the recent global economic downturn reduced the global demand for air travel in the short term, causing financial difficulties for some major commercial airlines, including certain of our customers. In turn, this caused a reduction in the demand for commercial aircraft, including those manufactured by Embraer. In addition, the recent global economic downturn resulted in a credit shortage that might impair the ability of commercial airlines, including certain of our customers, to finance their aircraft acquisition (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

We expect China to lead growth in air travel in the next 20 years in terms of passenger kilometers flown, with an average annual rate of around 7%, followed by Latin America, Russia and the Commonwealth of Independent States. We expect that demand in Asia and Africa will grow around 5%, and that growth in the North American and European markets will remain around 3% and 4%, respectively, in all cases in terms of passenger kilometers flown.

In North America, airlines have operated in a difficult environment of reduced demand and lower yields, generating negative financial results. Main strategies have been focused on cost reductions, increased productivity and improved efficiency through better match of market demand with more adequate aircraft capacity. We believe that airlines are cautiously optimistic, as the industry is better positioned in comparison to two years ago, after having undergone significant capacity rationalization and is experiencing a recent upside revenue trend. Regional airlines continue to provide essential hub feeder and capacity adjustments to network carriers. Low-cost airlines are no longer increasing their share in the domestic market as fast as in the past, mainly because of weaker economic and market demand scenarios.

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

In the Asia-Pacific region, airlines are beginning to see a recovery of international passenger and cargo demand. The Asia-Pacific fleet is still comprised mainly of high-capacity narrow-body aircraft, which restricts adequate deployment to medium- and low-density markets. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate major opportunities for regional aviation in the coming years.

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

We estimate a global demand for around 6,800 jets in the 30- to 120-seat-capacity category over the next 20 years, which may generate global sales of new aircraft of around US$200 billion. We believe 30- to 60-seat-capacity category has reached maturity, but will remain the backbone of the North American hub-feeding system and will support the regional aviation development in some other world regions, such as Russia, the Commonwealth of Independent States, Mexico, Africa and South America.

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

Executive Aircraft

Market Overview

Due to the global economic slowdown that has affected the executive aviation market since mid-2008, this segment has registered one of the most severe reductions in world sales of its history, surpassing the impacts caused by the recession of the 1980s and the September 2001 terrorist attacks. The lack of attractive financing alternatives, the high inventory of inexpensive and relatively new pre-owned aircraft, in addition to the uncertainties surrounding economies worldwide, makes it more difficult to foresee a demand upsurging in the short- to mid-term period. Despite higher than expected corporate profits accumulated in 2010, the North American market has not yet shown significant signals of substantive continued recovery. We understand that corporations will continue to be more reluctant to spend on travel alternatives, at least in the short term. On the other hand, large fractional operators have renewed their business plans and, in our view, may soon start a new buying season looking for new aircraft alternatives in order to expand the shrinking fractional market and creating opportunities for new models entering the market. The FAA data regarding fractional utilization in the U.S. shows that total operations increased more than 16% in the first half of 2010 on a year-over-year basis.

The wave of orders cancellations and postponing are expected to ease during 2011 as sales have already shown some momentum. Also, recovery of the industry’s output level is expected to resume in 2011, but market values are believed to remain flat until 2013 within the revenue range of US$15 billion to 17 billion per year. Over the next 10 years, market forecasts indicate that 10,000 aircraft will be sold, totaling US$209.7 billion in the period, well above the planning reference cautiously adopted during 2009. In our post-crisis market perspective, compound annual revenue growth for the executive jet segment from 2011 to 2020 is expected to reach 6.5%. In terms of units delivered, growth expectancy will reach 5.8%.

In December 2010, the U.S. government reported a 2.6% increase of its GDP in the third quarter of the same year, suggesting that the recession slowed down during that year, after four negative quarterly GDP growth rates for 2009.

In early 2011, the General Aviation Manufacturers Association reported that the industry delivered 763 business jets during 2010 (12% less than the previous year’s output), equivalent to US$18.1 billion, which nevertheless represents a 5.8% higher sales volume in US$ than in 2009, due to a different mix of delivered products having generally higher prices. The expectations for 2011 are that deliveries will be equivalent in terms of units but there will be a reduction in terms of sales volume in US$. We believe a recovery in the executive jet segment will begin in the second quarter of 2011 and, as a result, executive jets manufacturers will continue to adjust production capacity and product pricing.

Since 2005, the industry has witnessed an increase in the participation of nontraditional markets (i.e., outside the U.S. and Western Europe) in overall sales levels. In recent years, some aircraft manufacturers have registered 70% of orders coming from outside the U.S. market. However, due to the overall downturn in emerging economies caused by the global economic crisis, we anticipate that the steep reduction in sales of executive aviation in the U.S. will not be offset by the growth of demand in nontraditional markets. Revenue from non-U.S. orders is believed to account for 43% of total industry revenue during the next ten years, representing a decrease of five percentage points from our last year’s estimate.

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

Although China has experienced a recent growth in demand based on overall strong economic performance in the region, the tight government control over air space and the lack of a sufficient civilian airport infrastructure are still major hurdles that we believe will continue to hamper the Chinese executive aviation market in the short-terms. In the medium term, the Chinese market is poised to grow, fueled by the growing consumption levels of Chinese high net worth individuals and the globalization of Chinese conglomerates.

Our Executive Aircraft

Overview

We continued to make solid progress throughout 2010, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, Phenom 300 and Lineage 1000, we have continued to evaluate and explore opportunities in the executive aviation market. In April 2008, we formally launched the mid-light Legacy 450 jet and the mid-size Legacy 500 jet. The Legacy 450/500 jets will be positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600. In 2010, we delivered the first Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

Although industry sales activity has suffered a notable freeze since the fourth quarter of 2008 and several cancellations were experienced, the Phenom executive jets family maintained the number of firm contracts to over 450 aircraft during 2010. In addition, since the beginning of its program, we have sold over 20 Lineage 1000 jets around the world and in 2010 delivered 10 Legacy 600/ 650 jets. As Embraer continues to introduce new products in the executive jet market, the total number deliveries in this segment is expected to continue to increase in upcoming years.

Legacy 600 and Legacy 650

In October 2009, we presented the new Legacy 650 jet at the 62nd Annual Meeting and Convention of the National Business Aviation Association, in Orlando, Florida. The large executive jet category Legacy 650 is based on the successful platform of the super midsize Legacy 600, having a longer range for up to 14 passengers. The Legacy 650 can fly up to 3,900 nautical miles nonstop with four passengers, or 3,800 nautical miles with eight passengers, meaning approximately 500 nautical miles farther than the Legacy 600.

Embraer reinforced its presence in several markets by taking part in major aerospace fairs. In January 2010, the Legacy 600 was put on display at the Singapore Airshow, the largest aviation fair in Asia.

In April 2010, an important milestone for the development of the Legacy 650 jet was achieved: the certification, by the FAA, of the new highly efficient and more powerful Rolls-Royce AE 3007A2 engines. Cabin noise levels of the Legacy 650 jet were reduced with a state-of-the-art sound insulation package and the high speed Internet data link has been upgraded to Inmarsat’s SwiftBroadband System. Important city pairings now possible with this large business jet are London to New York; Dubai to London or Singapore; Miami to São Paulo; Singapore to Sydney; or Mumbai to central Europe.

In October 2010, both the Brazilian Aviation Authority and the EASA certified the Legacy 650.

In November 2010, the Legacy 650 successfully completed a nonstop flight from Dubai to London. The aircraft flew, in eight hours, the equivalent of 3,500 nautical miles, taking into account the usual head wind for this route. The flight was performed with 10 occupants (seven passengers and three crew members) on board of an aircraft with a standard configuration. In the same month, we also displayed the Legacy 650 in the China 2010 Airshow, held in Hula, a city in the Guangdong province. This was the first time this jet was introduced to the Chinese market.

By the end of November 2010, we delivered the first Legacy 650 to Amsair Aircraft Limited, owned by Lord Alan Sugar. The aircraft will be based at the London Stansted airport in the UK and will be operated by the Titan Airways Executive charter company. The repair and maintenance services will be performed by Inflite, an authorized Embraer service center in the UK.

In December 2010, we delivered the first Legacy 650 in the Middle East. The aircraft was delivered to a undisclosed customer in Jordan and will be managed, on behalf of the customer, by the charter company Arab Wings, which is also based in Jordan.

The Legacy 600 has entered its ninth year of production and still has broad market acceptance, mainly among customers in Europe. The aircraft also has a good acceptance in the Middle East with a fleet of 24 aircraft spread within the region.

Legacy 600 and Legacy 650 deliveries declined to 10 units in 2010 from 18 units in 2009 due to the global economic downturn. With a fleet of more than 185 jets in 35 countries, the Legacy 600 holds a 18% market share in the super midsize category.

Legacy 450 and Legacy 500

An estimated US$750 million is expected to be invested in property, plant and equipment and development expenditures for the new Legacy 500 and Legacy 450 models. The Legacy 500 executive jet is expected to enter into service between 2012 and 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We believe that these two aircraft programs will help strengthen our position in the market and set our portfolio as one of the most comprehensive of the executive aviation industry.

In August 2010, both the Legacy 450 and 500 received the Brazilian edition of the International Design Excellence Awards (IDEA), the main international award for excellence in product design, ecodesign, packaging, strategy, research and concepts.

In October 2010, we started to use an integrated platform known as Iron Bird to test flight controls of both the Legacy 450 and 500. The equipment integrates, in a single bench, equipment and components of the fly-by-wire electronic flight controls system, the avionics system, the hydraulic system and other interfaces for such aircraft. The Legacy 450/500 Iron Bird was developed by Embraer in a partnership with Parker, our flight controls supplier. The bench will not only permit to test the flight control system and its integration with other systems, but will also allow the connection to the engine digital control and to the electrical system. The Iron Bird also allows pilots to take part in the test through an aerodynamic model with an integrated visual system.

Phenom 100 and Phenom 300

In February 2010, we delivered the 100th Phenom 100. The aircraft was delivered to JetSuite, a U.S. charter company. In the same month, we presented the Phenom 100 for the first time in Australia. The aircraft was exhibited in the cities of Adelaide, Melbourne, Canberra, Sydney, Sunshine Coast, Brisbane, Cairns and Darwin.

In May 2010, the Phenom 300 was certified by the EASA. The ceremony was held at the European Business Aviation Convention and Exhibition (EBACE), in Geneva, Switzerland. In the same month, we delivered the first Phenom 300 to a Brazilian customer.

In July 2010, we delivered more than 150 Phenom 100s around the world, 20 months after the first unit entered into service. As of July 2010, this aircraft had already been certified by 18 civil aviation authorities, including the FAA, the EASA, the Transport Canada Civil Aviation, the Egyptian Civil aviation authority and the Dominican Institute of Civil Aviation.

In August 2010, the Brazilian Aviation Authority, the FAA and the EASA certified the Phenom 300 flight simulator. This latest generation simulator is based in Dallas, Texas.

In October 2010, NetJets, the largest fractional ownership operator in the world, and Embraer executed a sales contract for 50 firm orders of the Phenom 300, including an additional 75 options for this aircraft. The total value of this contract is likely to surpass US$1 billion. The first deliveries are scheduled to begin in 2013.

By the end of 2010, the Phenom 100 fleet consisted of 200 units distributed in 24 countries. In the same period, the Phenom 300 fleet was composed of 29 units distributed in eight countries.

Lineage 1000

Launched in May 2006, the Lineage 1000 is the largest and most refined executive jet in Embraer’s portfolio. The aircraft is based on the EMBRAER 190 commercial jet, which was certified in August 2005. The Lineage 1000 represents the fourth family of our executive jets, and currently operates in 35 countries. In 2010, we delivered five Lineage 1000 and three Embraer 190 Shuttle aircraft to our executive aviation customers.

In December 2009, we delivered the first Lineage 1000 to Al Jaber Aviation, from Abu Dhabi, a charter operator that already owns a Legacy 600. In addition, the contract accommodates another four units of the Lineage 1000.

In August 2010, the first Lineage 1000 started to operate in the American continent. The customer, Omnilife Group, a food supplements producer in Mexico, will operate the aircraft in charter flights under its services subsidiary company called Omniflys.

In September 2010, the Lineage 1000 successfully completed the longest flight of an Embraer jet. In its first nonstop flight from Mumbai to London, the aircraft flew 4,015 nautical miles in nine hours and fifteen minutes.

By the end of 2010, the Lineage 1000 fleet was composed of nine units distributed in four countries.

Customer Service Centers Network for the Executive Aviation

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. In 2010, we completed several achievements, including certification of five new authorized service centers in India, the United Arab Emirates, Australia, United States of America and Mexico.

We also celebrated the first anniversary of our Executive Jets Service Center in São José dos Campos, Brazil, and expanded its operation to a larger hangar.

We have reinforced our partnership with Inflite, in UK, by signing an agreement to extend its maintenance capabilities to the ultra-large Lineage 1000 executive jet.

Our owned service center in Fort Lauderdale and Mesa in the United States have both received for the second time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2009, we announced our new Customer Support Contact Center dedicated to executive jets and offering complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center is based at Embraer’s headquarters, in São José dos Campos. Its priority is to minimize downtime, from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

Embraer’s executive jets customer support and services structure is ready for the Phenom 300’s entry into service and to support operations of the Phenom 100, the Legacy 600, the Legacy 650 and the Lineage 1000 operations. The Embraer executive jets service centers network currently consists of five owned centers and more than 38 authorized service centers worldwide.

Brazilian Economic Environment

Despite recent signs of mild economic recovery, the global economic slowdown, including the events negatively affecting the commercial and executive airline industry and the U.S., has adversely affected the global and Brazilian economies and securities markets, and has resulted in:

•	increased volatility in the market price of securities;

•	significant decline in corporate earnings estimates;

•	substantial losses in important industries, including the air transport and insurance industries; and

•	significant erosion of consumer confidence.

As discussed below, any uncertainty surrounding the U.S., Brazilian and global economies could result in the Brazilian federal government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates, which could adversely affect our operations.

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. For example, the Brazilian federal government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of Brazilian currency into foreign currencies. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian federal government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur in the future will require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Future developments in Brazilian federal government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

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

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real strengthened and appreciated 8.7% against the U.S. dollar, reaching R$2.138 per US$1.00 at December 31, 2006.

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

In 2009, the Brazilian economy demonstrated resilience to the economic crisis in comparison with certain other countries. Several macroeconomic indicators improved during the year, and despite the deceleration of GDP growth for 2009, the Central Bank reported in its Focus Report published on January 8, 2010 its expectation of only a small decrease in Brazilian GDP of 0.3% in 2009. In addition, solid macroeconomic conditions and greater economic stability allowed the Central Bank to return to the strategy of reducing interest rates, with the effective cumulative SELIC rate reaching 8.75% by the end of July 2009, its lowest historical level. Similarly, the real strengthened and appreciated by 25.5% against the U.S. dollar during 2009. According to the Central Bank, international reserves remained above US$200 billion throughout the year (US$238 billion as of December 31, 2009), which represented a significant increase relative to the end of 2008.

In 2010, the Brazilian GDP increased 7.5%. The real continued its appreciation trend of 2009, having advanced 4.3% against the U.S. dollar. Brazilian international reserves were higher in 2010 than in 2009, having increased to US$288.6 billion as of December 31, 2010 from US$239.1 billion as of December 31, 2009.

According to the Focus report published by the Central Bank on February 11, 2011, positive growth of 4.5% is estimated for Brazilian GDP in 2011 and an inflation rate of 6.33% is expected for the same year.

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

	2010	2009	2008	2007	2006
Inflation (General Market Price Index)	11.3%	(1.7)%	9.8%	7.8%	3.8%
Exchange Rate Variation (R$/US$)	4.3%	25.5%	(31.9)%	17.2%	8.7%

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

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the fair value of financial instruments on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Significant estimates for which changes in the near term are considered reasonably possible and that may a material impact on the financial statements. Therefore, in connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires us to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our audited consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We recognize revenues from sales made by the commercial, executive, aviation services and defense and security business segments when benefits and risks of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is provided to the customer.

We also recognize rental revenue for leased aircraft, classified as operating leases on a straight-line basis over the lease term and, when presenting information by operating segment, we record such rental revenue under the “other related businesses” line item of our segment reporting.

In the defense and security segment, a significant portion of revenues is derived from long-term development contracts with Brazilian and foreign governments, for which we recognize revenues based on the percentage-of-completion, or POC, method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion. Use of the POC method requires us to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to fall by 10% from management’s estimates, the amount of revenue recognized in the year would be increased by US$77.4 million and if the total costs were to rise by 10%, the amount of revenue recognized in the year would be decreased by US$90.8 million.

Revenue under exchange pool programs is recognized monthly over the contract term and consists partly of a fixed fee and partly of a variable fee directly related to actual flight hours of the covered aircraft.

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

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners and suppliers. We recognize warranty expense, as cost of sales and services, at the time of sale based on the estimated amounts of warranty costs anticipated to be incurred. These estimates are based on a number of factors, including historical warranty claims and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from past experience, mainly when a new family of aircraft enters service, which could require us to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

Guarantees and Trade-in Rights

We may provide financial and residual value guarantees and trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we provide credit guarantees by analyzing a number of factors, including third-party credit ratings and the estimated obligors’ borrowing costs.

All guarantee financial contracts, including third-party guarantees, are recorded on Embraer’s balance sheet at fair value. The accounting policy for guarantees has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. During the years ended December 31, 2010 and 2009, the value of guarantees recorded by us generated a credit to sales of US$9.5 million and US$16.2 million, respectively. The remeasurement of residual value guarantee contracts generated an expense of US$2.7 million and an income of US$1.1 million in 2009, which were recorded under “financial income (expenses)” in our income statements.

Sale of Residual Interests in Aircraft

In structured financing arrangements, an entity purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft, and a portion of the credit risk remains with that third party.

We apply the accounting guidance for consolidation of variable interest entities, or VIEs, and consolidate special purpose entities, or SPEs, in which we have a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. Although we have no equity interests on the SPEs, we control their operations or take a majority interest position in their risks and rewards. Accordingly, the SPEs owned by third parties where we have control are consolidated. When we no longer hold control, the assets and liabilities related to the aircraft are deconsolidated from our balance sheet.

We evaluate control over the SPE principally based on a qualitative assessment of the SPE. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and their interests in the entity which either create or absorb variability. We evaluate the design of the SPE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In limited cases, when it is unclear from a qualitative standpoint if who has control over the SPE, we use a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

Impairment

Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the discounted future cash flows of the asset or its net realizable value. Assets are grouped based on families of aircraft, which are our cash-generating units. We use assumptions to determine the expected discounted cash flows, including the forecasts of future cash flows and the net realizable values, which are based on our best estimate of future sales and operating costs, which depends primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any. We register the net accounting value of the underlying assets if the sum of the expected future cash flows or the net realizable value is less than accounting value. These reviews to date have not indicated the need to recognize any impairment.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Income Taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Because the majority of the our tax basis is in reais and our functional currency is the U.S. dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates particularly from the comparative bases of its nonmonetary assets. As at December 31, 2010, if the real depreciated or appreciated by 10% against the U.S. dollar, the deferred income tax expense would have increased by approximately US$109.0 million or decreased by US$109.0 million, respectively.

Principal Operating Data and Components of our Statement of Income

Operating Data

The following chart sets forth statistical data for our deliveries and backlog of our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5D. —Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,
	2010		2009
Commercial Aviation
Deliveries		100		122
ERJ 145		6		7
EMBRAER 170		9 / 2		22
EMBRAER 175		8		11
EMBRAER 190(1)		58		62
EMBRAER 195		17		20
Defense and Security(2)
Deliveries		2		7
Executive Aviation
Deliveries		144		115
Other Operating Information
Total Backlog (in millions)	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Revenue

We generate revenue primarily from sales of commercial aircraft. We also generate revenue from the sale of defense aircraft, and from the sale of our Legacy 600 and Phenom 100 executive jets. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2010, total defense and security revenue included 66.6% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 34.4% denominated in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). In 2010, total aviation services revenue included 96.0% of revenue denominated in U.S. dollars and other foreign currencies and 4.0% in Brazilian reais but indexed to the U.S. dollar through price adjustment indices. Finally, we generate revenue from our other related businesses, which include operating leases and single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. We receive a 5% deposit upon signing of a purchase agreement for our executive aircraft and an additional deposit of 30% to 50% of the purchase price prior to delivery, depending on the specific terms of the purchase agreement and the aircraft sold. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “Item 5A. Critical Accounting Estimates—Sales and Other Operating Revenues.”

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

•

Amortization: Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

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

Recent Developments

Joint ventures, acquisitions and strategic alliances

Acquisition of 64.7% of the Capital Stock of Orbisat’s Radar Business

In March 2011, we executed a R$28.5 million contract to purchase a 64.7% stake in the capital stock of the radar business of OrbiSat. In 2002, Orbisat created a radar business to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. The contract must be submitted to the CADE for antitrust clearance. This is the first acquisition made by our recently created defense and security business unit.

Framework Agreement with AVIC

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, taking advantage of the infrastructure, financial resources and workforce of HEAI, our joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China and aims to serve the growing demand of the Chinese executive aviation market.

Strategic Agreement with AEL Sistemas

In April 2011, we and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the signature of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the potential creation of a company to explore this segment with a majority participation of our defense and security business unit.

Acquisition of 50% of the Capital Stock of Atech Negócios em Tecnologias S.A.

In April 2011, we announced the acquisition for R$36 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A. with the purpose of increasing our capacity for developing products and services in the area of C4I systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets. The acquisition will be submitted to the CADE for antitrust clearance.

Backlog

Overview

As compared to our firm order back-log at December 31, 2010, our backlog for the commercial aviation, executive aviation and defense and security segments increased by US$0.4 billion during the first quarter of 2011, totaling US$16.0 billion at March 31, 2011, which included 270 firm orders for commercial aircraft. In addition, during the first quarter of 2011 we received 44 new orders for commercial jets, delivered 20 commercial aircraft and experienced four cancellations in the commercial aviation segment. In the referred three-month period, we also delivered eight aircraft to the executive aviation market.

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. We currently maintain our estimates to deliver 102 commercial aircraft, 100 light executive jets and 18 large executive jets during 2011.

Sales of Embraer 190 jets to KLM Cityhopper

In April 2011, we entered into a contract with KLM Cityhopper, a regional subsidiary of KLM Royal Dutch Airlines, confirming the purchase of five Embraer 190 jets originally optioned in August 2007. The initial deliveries of this new order are scheduled to take place in the first half of 2012. With this new order, KLM Cityhopper’s fleet of Embraer 190 jets will expand to 22 aircraft. KLM Cityhopper still retains options to purchase another two Embraer 190 jets.

Sales of Embraer 190 jets to Hebei Airlines

In April 2011, we entered into a contract with Hebei Airlines Co., an affiliate of the state-owned Hebei Aviation Investment Group, for the sale of ten Embraer 190 jets, the first deliveries of which are scheduled for September 2012. In addition, Hebei Airlines Co. retains purchase options for an additional five Embraer 190 jets.

Sales of Embraer 190 jets to CDB Leasing Co., Ltd.

In April 2011, we entered into a contract with CDB Leasing Co., Ltd., or CDB, confirming the purchase of a second batch of ten Embraer 190 jets, as a follow-on order to an earlier agreement entered into in January 2011. In addition, a letter of intention was signed for a third batch of ten Embraer 190 jets which, if confirmed, will bring CDB’s total order of the Embraer 190 jets to 30 aircraft. The 30 Embraer 190 jets ordered by CDB will be operated by China Southern Airlines Co. Ltd. The initial deliveries of the Embraer 190 jets sold to CDB are scheduled to take place in the second half of 2011.

Modernization of 11 Additional F-5 Jet Fighters

In April 2011, our defense and security unit and the Brazilian Air Force signed a contract to modernize 11 additional F-5 jet fighters and to supply one more flight simulator for these fighters as a continuation of the contract signed in 2000. These additional aircraft, recently acquired by the Brazilian Air Force, will receive the same configuration as those from the initial 46 F-5 jets currently completing their upgrade process. The first delivery of this second batch of upgraded jets is scheduled for 2013.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated.

	Year ended December 31,
	2010	2009
	(in US$ millions)
Revenue
Commercial aviation	2,888.6	3,382.3
Executive aviation	1,145.2	896.3
Aviation services	563.8	604.6
Defense and security	669.8	498.8
Other related businesses	96.7	115.108

Total	5,364.1	5,497.8

	Year ended December 31,
	2010	2009
	(in US$ millions)
Cost of sales and services
Commercial aviation	(2,425.5)	(2,808.8)
Executive aviation	(966.4)	(737.4)
Aviation services	(403.5)	(427.4)
Defense and security	(483.9)	(383.2)
Other related businesses	(58.8)	(71.6)

Total	(4,338.1)	(4,428.4)
Gross profit
Commercial aviation	463.1	573.5
Executive aviation	178.8	158.9
Aviation services	160.3	177.2
Defense and security	185.9	115.6
Other related businesses	37.9	44.2

Total	1,026.0	1,069.4
Operating expenses
Commercial aviation	(222.5)	(455.4)
Executive aviation	(119.4)	(63.3)
Aviation services	(147.1)	(80.6)
Defense and security	(96.1)	(58.6)
Other related businesses	(49.2)	(32.1)

Total	(634.3)	(690.0)

Operating profit before financial income (expense)	391.7	379.4

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated.

	Year ended December 31,
	2010		2009
	(in US$ millions, except percentages)
Consolidated Statements of Income
Revenue	5,364.1	100.0%	5,497.8	100.0%
Cost of sales and services	(4,338.1)	80.9	(4,428.4)	80.5

Gross profit	1,026.0	19.1	1,069.4	19.5
Operating income (expense)
Administrative	(197.5)	3.7	(191.3)	3.5
Selling	(374.1)	7.0	(304.6)	5.5
Research	(72.1)	1.3	(55.6)	1.0
Other operating (expense) income, net	9.4	0.2	(138.5)	2.5

Operating profit before financial income (expense)	391.7	7.3	379.4	6.9
Financial expenses, net	17.5	0.3	10.2	0.2
Foreign exchange gain (loss), net	(1.1)	—	(68.8)	1.3

Profit before taxes on income	408.1	7.6	320.8	5.8
Income taxes expense (benefit)	(62.7)	1.2	158.1	2.9

Net income	345.4	6.4	478.9	8.7

Attributable to:
Owners of Embraer	330.2	6.2	465.2	8.5
Noncontrolling interest	15.2	0.2	13.7	0.2

2010 Compared with 2009

Revenue

Revenue decreased 2.4% to US$5,364.1 million in 2010 from US$5,497.8 million in 2009. Revenue in the commercial aviation segment decreased 14.6% to US$2,888.6 in 2010 from US$3,382.3 million in 2009. Revenue in the executive aviation segment increased 27.8% to US$1,145.2 in 2010 from US$896.3 million in 2009. Revenue from aviation services segment decreased 6.8% to US$ 563.8 in 2010 from US$604.6 million in 2009. Defense revenue increased 34.3% to US$669.8 in 2010 from US$498.8 million in 2009. Other related businesses revenue decreased 16.5% to US$96.7 in 2010 from US$115.8 million in 2009.

The decrease in revenue in the commercial aviation revenue is primarily a consequence of reduced deliveries in this segment in 2010. We delivered 100 commercial aircraft in 2010 as compared to 122 aircraft in that segment in 2009, a decrease of 22 commercial aircraft, or 18%. The decrease in the number of deliveries in the commercial aviation segment in 2010 reflects the effects of the recent financial crisis and its ongoing impacts on the global airline business, which in turn affected demand for commercial aircraft. The increase in executive aviation revenue resulted from a 25.2% increase in deliveries of executive jets in 2010, or 29 jets, to 144 executive jets in 2010 (including 10 Legacy 600/650, 100 Phenom 100, 26 Phenom 300 and five Lineage 1000 and three Embraer 190 Shuttle) from 115 in 2009 (including 18 Legacy 600, 93 Phenom 100, one Phenom 300 and three Lineage 1000). Although the Embraer aircraft fleet around the world increased in 2010, revenues in aviation services decreased due to an unusual reduction in demand for maintenance services provided by our OGMA centers and for training services. We believe this reduced demand for OGMA services in 2010 is an isolated event and we do not expect it to become a trend in the foreseeable future. The increase in defense revenue is mainly a result of an atypical delivery schedule for Super Tucanos in 2010, resulting in more Super Tucanos being delivered in that year than in previous years.

Cost of Sales and Services

Cost of sales decreased 2.0% to US$4,338.1 million in 2010 from US$4,428.4 million in 2009, in line with the 2.4% decrease in revenue during 2010. Cost of sales and services as a percentage of revenue increased slightly to 80.9% in 2010 from 80.4% in 2009.

Cost of sales and services in the commercial aviation segment decreased 13.6% to US$2,425.5 million in 2010 from US$2,808.8 million in 2009, in line with the reduction in sales for this segment, since most of our commercial aviation costs are variable. Cost of sales and services in the executive aviation segment increased 31.1% to US$966.4 million in 2010 from US$737.4 million in 2009. This increase in cost of sales and services at a higher rate than the increase in revenue in the executive aviation segment is mainly a result of the addition of new aircraft (particularly the Phenom 300) to our executive aviation assembly line, which is associated with an inherent assembly learning curve that is overcome with time, as the production process of this aircraft becomes more efficient. An increase in deliveries of the Lineage 1000 and Embraer 190 shuttle also contributed to the increase in cost of sales and services in the executive aviation segment. Cost of sales and services from aviation services decreased 5.6% to US$403.5 million in 2010 from US$427.4 million in 2009, almost in line with the decrease in revenue from in that business segment as a result of reduced utilization of our OGMA centers. Cost of sales and services in the defense segment increased 26.3% to US$483.9 million in 2010 from US$383.2 million in 2009, which is also a result of higher Super Tucano deliveries in 2010. Cost of sales and services in other related businesses decreased 17.9% to US$58.8 million in 2010 from US$71.6 million in 2009 in line with the decrease in revenue from that business segment.

Gross Profit

As a result of the foregoing, factors our gross profit decreased 4.1% to US$1,026.0 million in 2010 from US$1,069.4 million in 2009. Our gross margin slightly decreased to 19.1% in 2010 from 19.5% in 2009.

Operating Income (Expense)

As further explained below, operating expense decreased 8.1% to US$634.3 million in 2010 from US$690.0 million in 2009. Operating expenses as a percentage of revenue decreased to 11.8% in 2010 from 12.6% in 2009.

Administrative. Administrative expenses increased slightly, 3.2%, to US$197.5 million in 2010 from US$191.3 million in 2009. This increase is mainly caused by increased costs associated with the appreciation of the real against the U.S. dollar, which were partially offset by cost reduction attributable to more efficient administrative routines.

Research. Research expenses increased 29.7% to US$72.1 million in 2010 from US$55.6 million in 2009. This increase is explained mainly because research projects entered into experimental stages, which demand more resources.

Selling. Selling expenses increased 22.8% to US$374.1 million in 2010 from US$304.6 million in 2009. This increase is due mainly to Embraer’s efforts to take advantage of market improvements to generate sales, and as our worldwide fleet continued to grow through 2010, mainly in the executive aviation market, its customer support infrastructure was scaled upwards to support such fleet growth.

Other operating (expense) income, net. Other operating (expense) income, net increased to net other operating income of US$9.4 million in 2010 from net other operating expense of US$138.5 million in 2009, mainly due to the fact that in 2010 there was no similar charge against income as the US$103 million provision made by us in connection with the MESA Air Group bankruptcy Chapter 11 filling in January 2010 for which the impairment charge was recorded in 2009. See Note 32 to our audited consolidated financial statements.

Operating Profit before financial income (expense)

As a result of the foregoing factors, operating profit increased 3.2% to US$391.7 million in 2010 from US$379.4 million in 2009. Our operating margin increased to 7.3% in 2010 from 6.9% in 2009.

Financial Expense, Net

Financial expense, net, increased to net financial income of US$17.5 million in 2010 compared to net financial income of US$10.2 million in 2009, a 71.6% increase in net financial income, primarily as a result of (1) the effective management of our indebtedness, resulting in a 66.9% decrease in our short-term loans and financings to a weighted averaged of US$235.6 million in short-term loans and financings during 2010 from a weighted average of US$711.4 million during 2009, thereby further reducing our financial expenses in 2010, (2) the appreciation of the real relative to the U.S. dollar in 2010, which enhanced our financial income from our investment of real-denominated cash and cash equivalents in 2010 and (3) higher interest rates in Brazil in 2010 which provided additional financial income on our investments of our cash and cash equivalents.

Foreign Exchange Gain (Loss), Net

Foreign exchange loss, net decreased to US$1.1 million in 2010 from a net foreign exchange loss of US$68.8 million in 2009, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the foregoing factors, profit before taxes on income increased 27.2% to US$408.1 million in 2010 from US$320.8 million in 2009.

Income Taxes Benefit (Expense)

Income taxes represented an expense of US$62.7 million in 2010 compared to a tax credit of US$158.1 million in 2009, mainly as a result of the effects of foreign exchange changes on our nonmonetary assets.

Our effective tax rate increased to 15.4% in 2010 compared to an effective tax credit rate of 49.3% of our profit before taxes on income in 2009.

Net Income

As a result of the foregoing factors, our net income after taxes decreased 27.9% to US$345.4 million in 2010 from US$478.9 million in 2009. As a percent of revenue, net income after taxes decreased to 6.4% in 2010 from 8.7% in 2009.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4B. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300 and the Lineage 1000 executive jets, (2) further develop our new Legacy 450/500/650 executive jets, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

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

Net Cash Provided by Operating Activities and Working Capital

In 2010, net cash provided by operating activities was US$873.8 million compared to net cash provided by operating activities of US$3.6 million in 2009. The increase in the inflow of cash from operating activities in 2010 is primarily a result of a reduction in financial assets variations (especially U.S.-indexed investments), a reduction in inventory and an increase in trade accounts payable.

We had a working capital of US$2,594.1 million at December 31, 2010 and US$2,892.1 million at December 31, 2009. Our working capital needs decreased in 2010, for the same reasons that explain the increase in cash inflow from operating activities in 2010, as previously explained.

Net Cash Used in Investing Activities

In 2010, net cash used in investing activities was US$288.3 million compared to net cash used in investing activities of US$378.0 million in 2009.

We experienced an outflow of cash to investing activities in 2010 mainly as a result of a decrease in investments in intangible assets and property, plant and equipment.

Net Cash Used in Financing Activities and Total Debt

In 2010, net cash used in financing activities was US$802.2 million compared to net cash used in financing activities of US$23.9 million in 2009. During 2010, we raised new financings of US$942.8 million compared to new borrowings of US$1,474.6 million in 2009. Furthermore, we also repaid US$1,583.4 million of our indebtedness in 2010 compared to debt repayments in the aggregate amount of US$1,498.5 million in 2009. In 2010, we distributed 161.6 in interest on shareholders’ equity or dividends compared to no such distributions in 2009. In 2010, like in 2009, we did not spend any amounts in connection with share buyback programs.

At December 31, 2010, we had total debt of US$1,434.8 million under our financing arrangements described below, 94.9% of which was long-term debt and 5.1% of which consisted of short-term debt. In comparison, we had total debt of US$2,058.3 million at December 31, 2009, consisting of 71.2% of long-term debt. Our total debt decreased in 2010 in comparison with 2009 largely due to short term debts payments and the renegotiation, in September 2010, of the our standby syndicated credit line. The renegotiation involved the prepayment of US$250 million borrowed in March and April 2009, which was originally scheduled to expire in March and April 2011, respectively.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2010, US$385.7 million was outstanding (US$10.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2010, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2007. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to December 2015. As of December 31, 2010, we had outstanding US$51.7 million under our credit facilities with the FINEP, of which US$14.4 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August and September 2009 and August 2010, we entered into various credit agreements with the BNDES for a long-term pre-export credit financing. At December 31, 2010, we have US$331.4 million outstanding under these arrangements, bearing a fixed interest rate of 4.5% per annum with final maturity on June 17, 2013. These BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2010, US$503.2 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

In September 2010, we renegotiated a standby credit agreement that we had entered into in August 2006 with Banco BNP Paribas, as administrative agent for the lenders, in an aggregate amount of US$1.0 billion, divided into two tranches. Drawdowns from each tranche are repayable in full in two years from the borrowing date. The first tranche, a secured export finance with a two year availability period expiring in September 2012, has not yet been disbursed and provides for US$400.0 million in loans for our exports. This secured export finance will bear interest at a rate equal to LIBOR plus 1.65% per annum for each applicable interest period. The second tranche, a working capital credit facility with a two-year availability period expiring in September 2012, has also not yet been disbursed and provides for US$600.0 million in working capital loans. This working capital credit facility will bear interest at a rate equal to LIBOR plus 1.85% per annum for each applicable interest period. The unused portion of the export finance is subject to a commitment fee of 60 basis points and the unused portion of the working capital credit facility is subject to a commitment fee of 70 basis point, in both cases per annum for each applicable period in which we have unused funds. We record such commitment fees a financial expense. This standby credit agreement contains customary covenants and restrictions, including, but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. In addition, in the event the Brazilian federal government imposes restrictions on foreign exchange transactions, only disbursements under the export finance facility will be available to us. If we make any disbursements under the export finance facility, we will be required to grant the lenders a first priority pledge on certain of our export receivables, as determined by us at the disbursement date.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$7.6 million at December 31, 2010. See Note 19 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2010, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2010, US$111.8 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by an escrow account.

The credit ratings on our long-term debt currently are Baa3 by Moody’s Investors Services, Inc. and BBB- by Standard & Poor’s Ratings Services. A security rating is not a recommendation to buy, sell or hold securities. A security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$72.6 million at December 31, 2010. See Note 19 to our audited consolidated financial statements for further information on our short-term financing arrangements.

Accounting Pronouncements Not Yet Adopted

The following standards and amendments to the existing standards have been issued and are mandatory for accounting periods beginning on or after January 1, 2011 and for subsequent periods. These standards and amendments have not been early adopted by us.

In November 2009, the IASB issued a new accounting standard on “Financial Instruments”, or IFRS 9. This standard is the first step in the process of substitution of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classification and measurement of financial assets and will probably affect our accounting for our financial assets. This new accounting standard applies as from January 1,

2013, but may be adopted earlier. We are analyzing the impact of this accounting pronouncement on our financial statements.

In November 2009, the IASB issued a revised accounting standard on “Related Parties Disclosures”, or IAS 24 (revised), which replaces IAS 24, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Full or partial early adoption is permitted. The revised standard clarifies and simplifies the definition of related parties and eliminates the requirement for governmental entities to disclose details of all their transactions with the government and other government-related entities. We are analyzing the impact of this accounting pronouncement on our financial statements.

In October 2009, the IASB published an amendment to “Classification of Rights Issues”, or IAS 32 (amended). This amended accounting standard is applicable for annual periods beginning on or after February 1, 2010, but earlier application is permitted. The amendment addresses the accounting for rights issues denominated in a currency other than the functional currency of the issue. Provided certain conditions are complied with, these share rights are now classified as equity, irrespective of the currency in which the exercise price is denominated. Previously, the shares had to be accounted for as derivative liabilities. The amendment applies retroactively, pursuant to IAS 8 “Accounting Policies, Changes in Accounting. Estimates and Errors.” We do not expect the adoption of this amendment have a material impact on our consolidated financial position or results of operations.

The IFRS Interpretations Committee, or IFRIC, published an interpretation on “Extinguishing Financial Liabilities with Equity”, or IFRIC 19, that has been in force since July 10, 2010. The interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and this results in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability (i.e., conversion of the debt). This requires recognition of any gain or loss in profit or loss, which is measured as the difference between the book value of the financial liability and the fair value of the equity instruments issued. If the fair value of the financial instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. We will apply this interpretation from January 1, 2011. This interpretation is not expected to have any impact on our financial statements.

In May 2009, the IASB issued amendments to the accounting standards on “Prepayment of Minimum Funding Requirements”, or IFRIC 14. The amendments correct an unintended consequence of IFRIC 14: IAS 19— “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” Without the amendments, entities would not be permitted to recognize as an asset prepayments of minimum funding contributions. This was not the intention on issuing IFRIC 14, and the amendments correct this. The amendments come into effect for annual periods beginning January 10, 2011. Earlier application is permitted. The amendments should be applied retroactively to the first comparative period presented. We do not expect the adoption of these amendments to have a material impact on our consolidated financial position or results of operations.

5C.	Research

We incur research expenses related to the creation of new technologies that may be applied to our aircraft in the future. Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income.

Research expenses totaled US$72.1 million in 2010 and US$55.6 million in 2009. This increase in research expenses in 2010 is a result of a larger number of research projects that entered into their experimental stages in 2010, thereby demanding more research resources.

In 2011, we expect to invest approximately US$90.0 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4A. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

5D.	Trend Information

The following table summarizes our order book for the commercial aviation segment at December 31, 2010. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$15.6 billion (US$16.0 billion as of March 31, 2011).

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	706	2
EMBRAER 170	191	40	181	10
EMBRAER 175	173	276	133	40
EMBRAER 190	478	353	321	157
EMBRAER 195	105	51	64	41

The following tables set forth our commercial aviation order book at December 31, 2010 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:
Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:
Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—

Customer	Firm Orders	Delivered	Firm Order Backlog
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA Group (China)	25	23	2
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	708	706	2

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	7	—	7
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	10	9	1
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
South Africa Airlink (South Africa)	2	—	2
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—
Total	191	181	10

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland)(1)	1	1	—
Flybe (UK)	35	—	35
Gecas (USA)	5	5	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines	5	—	5
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	2	2	—

Total	173	133	40

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	2	10
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	10	—	10
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Latin América)	20	9	11
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	7	5	2
Copa (Panama)	15	15	—
Finnair (Finland)	13	10	3
Gecas (USA)	24	24	—
HNA Group (China)	50	31	19
JetBlue (USA)	102	48	54
ECC (Ireland) (1)	1	1	—
Jetscape (USA)	8	4	4
KLM (Holland)	17	17	—
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	2	8
NIKI (Austria)	7	5	2
Regional (France)	10	10	—
Republic (USA)	6	—	6
Taca (El Salvador)	11	10	1
TAME (Ecuador)	3	3	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Trip (Brazil)	2	—	2
US Airways (USA)	27	25	2
Virgin Blue (Australia)	18	15	3
Virgin Nigeria (Nigeria)	10	2	8
Undisclosed	11	—	11

Total	478	321	157

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	36	16	20
Flybe (UK)	14	14	—
Gecas (USA)	7	7	—
Globalia (Spain)	12	9	3
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	29	15	14
Montenegro (Montenegro)	1	1	—
Undisclosed	4	—	4

Total	105	64	41

For additional information regarding trends in our business, see “Item 4B. Information on the Company—Business Overview—Business Strategies” and “Item 5A. —Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

For example, on December 31, 2009, we recorded a US$103.0 million charge against income in connection with financial guarantees based on our risk assessment of the Mesa Airlines Chapter 11 filing. There can be no assurance that we would not be impacted again (including in a material way) by the exercise of these trade-in options or guarantees, particularly if the current global economic downturn continues for an extended period of time. See also Note 40 to our audited consolidated financial statements for additional information on our responsibilities and commitments. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Certain of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights”. In 2010, we were required to accept 29 aircraft for trade-in, of which 25 were Citation Ultra acquired as result of the exercise of trade-in options under an agreement executed with NetJets Inc. At December 31, 2010 we were subject to trade-in options relating to 18 aircraft as a result of new sales. In 2010, we entered into 15 new trade-in aircraft options. Our obligation to take back the three other aircraft which are subject to trade-in options is directly tied to contractual obligations with customers and subject to such customers actually taking delivery of certain new aircraft. See Note 40 to our audited consolidated financial statements for further information on our trade-in options.

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

	At December 31,
Description	2010	2009
	(in US$ millions)
Maximum financial guarantees	1,133.9	1,248.4
Maximum residual value guarantees	743.4	770.8
Mutually exclusive exposure(1)	(393.9)	(393.9)
Provisions and liabilities recorded	(143.4)	(154.1)

Off-balance sheet exposure	1,340.0	1,471.2
Estimated proceeds from performance guarantees and underlying assets	1,255.9	1,478.4

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

As discussed in Note 15 of our audited consolidated financial statements, as of December 31, 2010 and December 31, 2009, we maintained escrow deposits in the total amount of US$263.6 million and US$308.9 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$1,340.0 million as of December 31, 2010. For further discussion of these responsibilities and commitments, see Note 40 to our audited consolidated financial statements.

At December 31, 2010, we had US$263.6 million deposited in escrow accounts as collateral for financing and residual value guarantees of certain aircraft sold by us. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2010) and from other offsetting collections, such as cash deposits, would be US$1,255.9 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2010, we had US$97.0 millions of our US$236.6 million escrow accounts deposits invested in 14-year structured notes. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.

Residual value guarantees typically guaranteee to the aircraft purchaser that, at the maturity of the financing of the purchased aircraft, the relevant aircraft will have a residual market value of a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, in average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2010.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	1,947.7	131.8	546.7	136.1	1,133.1
Pension fund	188.7	24.6	36.5	36.5	91.1
Capital lease obligations	4.3	1.7	2.6	—	—
Operating leases	28.6	4.0	4.7	2.1	17.8
Purchase obligations	750.2	750.2	—	—	—
Non recourse and recourse debt	470.3	111.9	219.0	21.3	118.1
Customer advances	991.6	779.4	162.1	47.9	2.2
Contribution from suppliers	16.8	15.8	1.0	—	—
Financial guarantees	219.5	95.0	36.7	43.1	44.7
Other liabilities	786.4	353.2	318.6	85.4	29.2

Total	5,404.1	2,267.0	1,327.9	372.4	1,436.2

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2010. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other liabilities include taxes and payroll charges payable in the total amount of US$532.8 million at December 31, 2010. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of 11 members, and our Diretoria, or executive officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal, which is composed of three to five members and an equal number of alternates. Our administrative bodies must hold eight ordinarily scheduled meeting a year.

There are no family relationships among the members of our Board of Directors and/or our executive officers.

Board of Directors

Our Board of Directors ordinarily meets eight times a year and extraordinarily when called by the chairman or by the majority of members of the Board. It has responsibility, among other things, for establishing our general business policies and for electing our executive officers and supervising their management.

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share,” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. The

Brazilian Corporate Law requires that each director hold at least one of our shares. There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and with the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office, and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 26, 2011.

Name	Age	Position	Year First Elected
Maurício Novis Botelho	68	Chairman of the Board of Directors	2000
Sérgio Eraldo de Salles Pinto	46	Member of the Board of Directors	2009
Cecília Mendes Garcez Siqueira	53	Member of the Board of Directors	2009
Wilson Carlos Duarte Delfino	64	Member of the Board of Directors	2004
Aprígio Eduardo de Moura Azevedo	60	Member of the Board of Directors	2010
Israel Vainboim	66	Member of the Board of Directors	2009
Ingo Plöger	61	Member of the Board of Directors	2010
Hermann Wever	74	Vice-chairman of the Board of Directors	2006
Samir Zraick	70	Member of the Board of Directors	2006
Paulo Cesar de Souza Lucas	51	Member of the Board of Directors	1999
Claudemir Marques de Almeida	58	Member of the Board of Directors	2004

Maurício Novis Botelho. Mr. Botelho has been the Chairman of the Board of Directors of Embraer since March 2006. He has served as our President and Chief Executive Officer since September 1995 and has led Embraer after its privatization, instituting a new entrepreneurial corporate culture focused on customer satisfaction, which resulted in a successful turnaround and positioning of Embraer as one of the world leaders in the aeronautical market. Mr. Botelho served as CEO of Stelar Telecom, former OTL – Odebrecht Automação & Telecomunicações Ltda., a telecommunications company, from 1988 to 1995. He also served as CEO of CMW Equipamentos S.A., an industrial automation company, from 1985 to 1995, STL – Engenharia de Sistemas Ltda., a project engineering company, from 1985 to 1995, and Soluções Integradas PROLAN Ltda., a corporate network company, from 1994 to 1995. Mr. Botelho was the executive vice-president of TENENGE – Técnica Nacional de Engenharia Ltda., a construction company, during 1992 and an executive officer of Cia. Bozano during 1995. Until April 2009 he was a board member of Perdigão S.A., one of the largest meat and milk processing companies in Brazil. In addition to his position as Chairman of our Board of Directors, he is the President of Mogno Consultoria de Negócios Ltda., a business consulting company, and is a board member of various companies and organizations, such as CBMM - Companhia Brasileira de Metalurgia e Mineração, the largest world producer of niobium and CDES, a strategic advisory board to the Presidency of Brazil. Mr. Botelho has been awarded, among others, the Ordem do Rio Branco (the highest honor from the Brazilian government), Commander, and the Legion d’Honneur, Chevalier from France.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been a member of the Board of Directors of Embraer since April 2009. Mr. Salles Pinto has been the Executive Manager of Cia. Bozano and of Bozano Holdings since 2000, being responsible for the administration of the companies’ funds through several financial instruments. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master degree in Economics from Fundação Getulio Vargas - Rio de Janeiro (EPGE) and a Master degree in Administration from the Catholic University of Rio de Janeiro (PUC).

Cecília Mendes Garcez Siqueira. Mrs. Siqueira has been a member of the Board of Directors of Embraer since April 2009. Mrs. Siqueira is the Chairman of the decision-making council of the ANABBPREV pension fund, Vice-Chairman of the Board of Directors of CPFL Energia, a major Brazilian energy company, and also a teacher at the MBA program of IBMEC, in Rio de Janeiro. She was Executive Officer of Business Planning and a board member of the Caixa de Assistência dos Funcionários do Banco do Brasil (Banco do Brasil Employees Pension Fund), or PREVI, from 2002 to 2004. She was also a board member of Neoenergia, a Brazilian renewable energy company, from 2002 to 2005. Mrs. Siqueira earned an undergraduate degree in Education from the University of

Brasília - DF and in Psychology at the Foundation of Higher Education of São João del Rei (FUNREI) - MG. She holds a postgraduate degree in Business and Pension Fund Management, both from the Fundação Getúlio Vargas - DF. She is also a specialist in Pension Fund Management at Wharton School of Business and has a Master’s degree in Administration from IBMEC-RJ. In 2009, she earned an Advanced Management Program (AMP 177) Certificate from Harvard Business School.

Wilson Carlos Duarte Delfino. Mr. Delfino has been a member of the Board of Directors of Embraer since 2004. Mr. Delfino has been President and CEO of Fundação Sistel de Seguridade Social (Pension Fund of Brazilian Telecommunications Companies’ Employees), or SISTEL, a pension fund, since January 2004, and has served as executive officer of the Planning and Office of SISTEL from April 2000 to December 2003. Since 2009 he has been serving as the Chairman of the Board of Directors of Embraer Prev, the pension fund of Embrer’s employees. From September 1993 to September 1994, Mr. Delfino served as assistant to the chief executive officer and was responsible for the Coordination of the Committee of Investments of SISTEL. From October 1994 to March 2000, he was Manager of the Investment Analysis Department of SISTEL. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006, and a member of the board of directors of Perdigão S.A from April 2004 to April 2007. Mr. Delfino was also Adjunct and Full Professor of the Production Engineering program of the São Carlos School of Engineering of the University of São Paulo. He has an undergraduate degree in mechanical engineering from the Federal School of Engineering in Rio de Janeiro, Brazil, a masters degree in operational research from Cornell University, a master of science degree in system analysis from the National Institute for Space Research in São José dos Campos, Brazil and a PhD degree in operations research and statistics from Case Western Reserve University. He is a certified board member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC).

Aprígio Eduardo de Moura Azevedo. Mr. Azevedo was elected to the Board of Directors of Embraer in April 2010. Mr. Azevedo participated in the Instructor Academic Course (MAXWELL A.FB.), the Improvement of Officers Course (EAOAR), the Course of Command and State (ECEMAR), and the Course of High Studies of Politics and Strategy (ESG) and completed a post-graduate program in Management of Human Resources at Catholic University of Paraná (PUC). He was Chief of Sections of Doctrine and Education of Air Force Unities, Assistant to the Commander of the School of Officers Specialists of the Brazilian Air Force, Assistant of the Section of Operations of the Transport Air Command, Official of the Office of the Ministry of the Brazilian Air Force, where he was the Chief Officer of Ceremony, Chief Officer of the Section of Public Relations, Chief Officer of the Secretary of the Minister. He was also Commander of the Group of Special Transport, Chief of the Commission of Coordination of the Protection System of the Amazon region, General Office of Strategic Affairs and Finance of the Brazilian Air Force, Chief of the Brazilian Air Force Procurement Commission in Washington, Chief of the Section Logistics Protection of the General Staff of the Brazilian Air Force and President of the Coordinating Commission of the Aircraft Combat Program, Chief of the Parliamentary Advice of the Commander of the Brazilian Air Force, Commander of the Fourth Regional Air Command, Chief of Staff of the Commander of the Brazilian Air Force and today serves as Secretary of Finance and Economics of the Brazilian Air Force.

Israel Vainboim. Mr. Vainboim has been a member of the Board of Directors of Embraer since April 2009. Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., Cia. Iochpe-Maxion, the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars, the Museu de Arte Moderna de São Paulo (Museum of Modern Art of São Paulo), the alumni association of the Federal University of Rio de Janeiro, and a member of the Fiscal Council of the Albert Einstein Hospital in São Paulo. He is also a member of the Board of the House of Culture of Israel in São Paulo, a member of the International Advisory Council of General Atlantic Partners, located in New York, New York, Chairman of the Board of Usinas Siderurgicas de Minas Gerais S.A. (Usiminas), a leading flat steel manufacturer, since April 2010, a member of the Consulting Board of GVT S.A. and a member of the Consulting Board of Stanford Graduate School of Business. Mr. Vainboim was also the President of Unibanco – União de Banco Brasileiros S.A. from 1988 to 1992, President of Unibanco Holdings S.A. from 1994 to 2007, and Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

Ingo Plöger. Mr. Plöger is an independent member of the Board of Directors of Embraer. He is President of IP Desenvolvimento Empresarial e Institucional Ltda. and President of the Business Council of Latin America

(CEAL). He is also the General Coordinator of: (1) the German-Brazilian Economic Meeting (a position he has held for over 25 years), (2) the Bilateral Commission on Investments in Infrastructure, Logistics & Energy, and (3) the Bilateral Commission on Investments in Agribusiness, all of which are established by the German-Brazilian Chamber of Commerce. In addition, Mr. Plöger is the President of the Board of Directors of Robert Bosch Latin America, a Director of the Brazilian Agribusiness Association, a member of the Advisory Board of INVESTE SÃO PAULO (the São Paulo State Investment and Competitiveness Promotion Agency), a member of the Strategic Board of the Brazilian Association of Infrastructure and Basic Industries (ABDIB), a member of the International Advisory Board of Robert Bosch Industrietreuhand KG, a member of the Board of the shipping line Hamburg Süd and of the World Trade Center (WTC), and a Commander of the Order of Rio Branco. Mr. Plöger joined Kienbaum Consultores in 1978, where he became general manager and partner. In 1993, he assumed the position of CEO of Companhia Melhoramentos de São Paulo and was later appointed Chairman of the Board of Directors of Melpaper, a company in the Melhoramentos publishing group. He was President of the German-Brazilian Chamber of Commerce and Industry for two four-year terms, President of the Integrated Board of the German Chambers in Brazil and President of the Alliance of German Chambers in Mercosur. Since 2003, he has been the Co-Chairman of the Mercosur European Business Forum, succeeding Minister Luiz Fernando Furlan. He was part of the staff of the Ministry of Development, Industry and Foreign Trade from 2004 to 2005, acting as General Director for Investments of the Brazilian Trade and Investment Promotion Agency (Apex). He was also responsible for the coordination of the Investments Conferences of the Presidency of Brazil in 2005, a member of the Brazilian Business Coalition (CEB) and its Strategic Board, a member of the Council of Social Politics of Instituto Roberto Simonsen of FIESP and the Coordinator of the Inter-Chambers Carbon Credit Committee (CARBON TRADE).

Hermann Wever. Since 2006, Mr. Wever has been a independent member of Embraer’s Board of Director, of which he is the current Vice-President. Mr. Wever earned undergraduate degrees in civil and electrical engineering from Mackenzie University and a graduate business degree from Fundação Getulio Vargas. He started his career at the industrial division of General Electric, where he successively spearheaded the lighting, domestic appliances and heavy equipment divisions. In 1979, he implemented a joint venture between General Electric and Villares (Vigesa), which brought hydrogenation technology from GE Canada to Brazil. In 1980, he joined Siemens do Brasil as Vice-President of the Energy Division. In 1987, he was appointed Siemens’ CEO, a position he held until his retirement in 2001. Mr. Wever was President of the Consulting Board of Siemens Ltda. from 2001 to 2009. Currently, he is president of Wever Assessoria Empresarial. He has been awarded the Ordem do Rio Branco from the Brazilian Ministry of Foreign Affarirs and the Cross of the Order of Merit from the Federal Republic of Germany.

Samir Zraick. Mr. Zraick has been a member of the Board of Directors of Embraer since 2006. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP for Business Development of Caemi Mineração e Metalurgia S.A., a Brazilian mining company, from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is also member of the Board of Directors of Mineração e Metálicos S.A. - MMX, a Brazilian mining company, MPX Energia S.A., a Brazilian energy company, LLX Logística S.A., a Brazilian logistics company and OSX Brasil S.A., a Brazilian company engaged in the construction of a large shipyard in the state of Rio de Janeiro.

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

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•

Strategy Committee: which may have up to four members, but has no executive power. The primary purpose of the Strategic Committee is to assist the Board of Directors in its functions. The acting and the alternate members of our Board of Directors and Board of Executive officers may serve on this committee. The Strategic Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic planning. The current members of the Strategic Committee are Maurício Novis Botelho, Hermann Wever, Israel Vainboim and Cecília Mendes Garcez Siqueira.

•

Risk Committee: which may have up to four members, but has no executive power. The primary purpose of the Risk Committee is to assist the Board of Directors in its functions. The acting and the alternate members of our Board of Directors and Board of Executive officers may serve on committee. The Risk Committee’s responsibilities include validation and submission to the Board of Directors of guidelines for risk policy and verification of risk management policies compliance. The current members of the Risk Committee are Maurício Novis Botelho, Cecília Mendes Garcez Siqueira, Israel Vainboim and Sergio Eraldo de Salles Pinto.

•

Human Resources Committee: which has four members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors, their alternates, or our executive officers. One of the members will be the Chairman of the Board of Directors, who will be responsible for coordinating the activities of the committee. The Human Resources Committee will operate until the end of the tenure of our current Board of Directors or before if so decided by the Board of Directors. Its purpose is to assist the Board of Directors in the following duties, according to our bylaws: (1) appoint and remove executive officers from office and designate their duties as provided by the bylaws; (2) subject to the duties of the executive officers, establish the functions and responsibilities of our executive officers and select the Investor Relations Officer in accordance with CVM regulations; (3) approve our compensation and human relations policy, including compensation criteria, rights and benefits, as well as executive officers’ individual compensation; and (4) authorize the transfer of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Maurício Novis Botelho, Ingo Plöger, Wilson Carlos Duarte Delfino and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C. —Board Practices—Conselho Fiscal” below.

In the event an executive officer serves in more than one Committee, he will only be entitled to receive the compensation corresponding to the higher paying position.

Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the Board of Directors.

The terms of office for members of our Board of Directors and for our executive officers is two years, with each executive officer eligible for reelection.

The vote of at least seven members of our Board of Directors is necessary to remove an officer.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	49	President and Chief Executive Officer	1995
Mauro Kern Junior	50	Executive Vice-President – New Programs, Airline Market	2007
Luis Carlos Affonso	51	Executive Vice-President – Executive Aviation	2006
Emílio Kazunoli Matsuo	58	Executive Vice-President – Strategic Planning and Technology Development	2009
Artur Aparecido V. Coutinho	62	Executive Vice-President – Chief Operating Officer	2005
Luiz Carlos Siqueira Aguiar	48	Chief Executive Officer – Embraer Defense and Security	2006
Flávio Rímoli	52	Executive Vice-President – General Counsel	2007
Horácio Aragonés Forjaz	59	Executive Vice-President – Corporate Affairs	1998
Antônio Júlio Franco	62	Executive Vice-President – Personnel Planning and Development	2007
Cynthia Marcondes Ferreira Benedetto	45	Executive Vice-President and Chief Financial Officer	2010

Frederico Pinheiro Fleury Curado. On April 23, 2007, Mr. Curado was appointed Embraer’s President and CEO. Mr. Curado was our Executive Vice-President, Airline Market from September 1998 to April 2007, and Executive Vice-President for Planning and Organizational Development from 1995 to August 1998. Prior to that, he held several different management positions at Embraer in the areas of manufacturing, production, information technology and subcontracts. Mr. Curado holds a Bachelor’s degree in Mechanical Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica (Technological Aeronautics Institute), or ITA, and an MBA from the University of São Paulo, or USP. Mr. Curado has been awarded the Medal of Aeronautical Merit by the Brazilian government and the Medal of Merit by the Brazilian Association of Military Engineering.

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

Emilio Kazunoli Matsuo. In January 2009, Mr. Matsuo was appointed Embraer’s Executive Vice-President for Technology. Mr. Matsuo earned an undergraduate degree in Aeronautical Engineering from ITA in 1977. Mr. Matsuo began his career at Embraer in 1978 as a systems engineer, working in the environment and flight control systems areas. Mr. Matsuo also worked for three years in Italy on the AMX Military Program, being responsible for the fly-by-wire electronic control and flight control systems. During the ‘80s and ‘90s, Mr. Matsuo lead significant new projects for Embraer. In the late 1990s, he became Embraer’s Programs Director, after playing a key role in the ERJ 145 family program, and in 2002 he was appointed as Embraer’s Product Development Engineering officer. Mr. Matsuo also played an important role in the development and certification of the EMBRAER 170/190 jet family as the program’s technician in charge. In January 2007, he was appointed our Senior Vice President for Engineering responsible for product development and support engineering, ground and flight testing and product integrity, as well as for the certification office for all Embraer products.

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

Luiz Carlos Siqueira Aguiar. In January 2011, Mr. Aguiar was appointed Chief Executive Officer, Embraer Defense and Security. He was our Chief Financial Officer from January 2009 to December 2010. From January 2006 to December 2008, Mr. Aguiar was appointed Executive Vice-President of Embraer, responsible for worldwide defense market and governmental aviation products and systems’ marketing, sales and contract administration. From February 2003 to December 2005, he was appointed to represent Previ on the Board of Directors of various companies, including Embraer. From April 2004 to 2005, he was appointed to represent PREVI on the Board of Directors of Embraer. He was a member of Board of Directors of SBCE, a Brazilian insurance company, from May 2001 to February 2003, and since 2003 he is Vice-Chairman of the Board of CPFL and member of the Finance Committee of CVRD. He was Director of Banco do Brasil from August 2000 to February 2003, and Manager of Banco do Brasil in New York from February 1997 to August 2000.

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

Antonio Júlio Franco. In April 2010, Mr. Franco was appointed Embraer’s Executive Vice-President for Personnel Planning and Development and, prior to this position, Mr. Franco had served as Embraer’s Executive Vice-President for Organizational Development and Personnel since 2007. Since April 2010, Mr. Franco is responsible for supporting the Chief Executive Officer in his corporate action with respect to policies and guidelines associated with people, succession processes for all key positions, compensation strategy, executive compensation, and for supporting the Board of Directors and its Human Resources Committee on people related issues, and on Integration in Brazil and abroad with respect to Human resources. Before joining Embraer, Mr. Franco worked at the Odebrecht Group for 25 years. From 1999 to 2002 Mr. Franco worked as a business consultant for various Brazilian and international companies, focusing on human resources matters. Mr. Franco joined Embraer in 2002, having worked in different positions within the Human Resources department. Mr. Franco holds a Law degree and a Bachelor’s degree in Business Administration.

Cynthia Marcondes Ferreira Benedetto. Mr. Bennedetto was appointed in 2010 (effective January 1, 2011) to her current position as Executive Vice-President and Chief Financial Officer. She is an economist and holds a post-graduate degree in financial administration and auditing, and has MBA in Financial Management from Fundação Getulio Vargas. She has been working at Embraer since 1986 in the financial area. From 2000 to 2010, she was a Financial Officer, responsible for conducting Embraer’s financial strategy. She also was member of the Superior Board of BB Previdência from 2001 to 2003.

6B.	Compensation

Overview

Our executive officers, directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and the Company’s performance and is limited to 2% of our net income for the year.

For the fiscal year ended December 31, 2010, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Conselho Fiscal and the executive officers for services in all capacities was US$18.6 million: US$2.1 million to members of the Board of Directors, US$0.4 million to members of the Conselho Fiscal and US$16.1 million to the executive officers. More than half of the compensation paid to our executive officers in 2010 was paid as variable compensation.

In addition, in 2010, we contributed US$0.4 million for the payment of pension benefits to our executive officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2010, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

Our Board of Directors had made a proposal to be voted at our annual shareholders meeting to be held on April 26, 2011 for a maximum amount of R$48 million to be approved as the aggregate compensation for our directors and executive officers. Our Board of Directors has proposed to our annual shareholders meeting that the monthly compensation of our Conselho Fiscal members be R$10,000.00 per member, except that R$15,000.00 per month is payable to the member of the Conselho Fiscal who qualifies as an audit committee financial expert.

In addition, at March 31, 2011, our board members and executive officers owned an aggregate of 1,786,246 common shares.

Stock Option Plan

At a special shareholders’ meeting held on April 17, 1998, our controlling shareholders approved a stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. The five-year term for the granting of options under the plan expired on May 31, 2003.

Under the terms of the plan, we were authorized to grant options to purchase up to 25,000,000 common shares over the five-year period from the date of the first grant. As of the end of this five-year period, we had granted options for an aggregate of 20,237,894 common shares, including 662,894 options granted in connection with our share dividend in 2002, at a weighted average exercise price of R$6.17 per share. The options granted to each employee vest as follows: 30% after three years from the date granted, an additional 30% after four years and the remaining 40% after five years. Employees may exercise their options for up to seven years from the date they are granted. At December 31, 2008, 17,892,239 of the total options granted had been exercised. Of the total number of options granted, options to purchase an aggregate of 7,799,470 common shares have been granted to our executive officers at a weighted average exercise price of R$4.57 per share, of which 7,057,105 were exercised during the period from June 1, 2001 through December 31, 2008. No options under this plan were exercised in 2010.

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. Our Board of Directors is empowered to choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors is also empowered to determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares. As of December 31, 2010, our executive officers owned options to purchase an aggregate of 3,605,000 shares of our common stock at a weighted average exercise price of R$10.19 per share. None of such options owned by our executive officers had vested as of December 31, 2010, and shall, therefore, vest as follows: (1) 20% on April 30, 2011; (2) 30% on April 30, 2012; and (3) 50% on April 30, 2013. The latest exercise date for all options granted under this second stock option plan is April 30, 2015. Our directors are not eligible for this stock option plan.

Employee Profit Sharing Plan

We first implemented a profit sharing plan in 1998 that linked employee profit sharing to dividend payments. In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit sharing. The new program, as amended in 2008 by our Board of Directors, is now tied to our net income, calculated in accordance with IFRS, and to individual and business unit performance targets. Of the total amount reserved for the profit sharing program, 30% is distributed in equal parts to all employees, while 70% is distributed proportionally to the employee’s salary.

Under the new plan, we may pay, on a discretionary basis, additional amounts of up to 2.5% of our net income, calculated in accordance with IFRS, to employees who have performed exceptionally. We believe that this policy encourages individual employees to meet our production goals.

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

For the 2010 and 2009 fiscal years, we distributed US$41.3 million and US$33.7 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2010 and 2009 were US$22.8 million and US$16.0 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

6C.	Board Practices

Our Board of Directors is appointed for two-year terms. See “Item 6A. —Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

The executive officers are elected by the Board of Directors. Our current executive officers were elected on April 29, 2009, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders on April 26, 2011 to approve our financial statements for the fiscal year ended December 31, 2010.

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

•	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•	receive appropriate funding from the us for payment of compensation to the external auditors, for any advisors and for ordinary administrative expenses.

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

Our Conselho Fiscal is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 19, 2010.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	48	Effective member	2008
Tarcísio Luiz Silva Fontenele	48	Alternate	2001
Alberto Carlos Monteiro dos Anjos(2)	48	Effective member	2007
Carlos Alexandre Miyahira	35	Alternate	2010
Taiki Hirashima(3)	70	Effective member	2004
Clemir Carlos Magro	63	Alternate	2010
Adolpho Gonçalves Nogueira	75	Effective member	2010
Maria de Jesus Tapia Rodriguez Migliorin	53	Alternate	2008
Eduardo Coutinho Guerra	44	Effective member	2007
Leandro Giacomazzo	51	Alternate	2007

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.
(3)	Audit committee financial expert

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

	At December 31,
	2010	2009
Production Process	8,541	8,704
Research and Development	3,373	2,401
Customer Support	3,026	2,928
Administrative – Production Support	2,453	2,088
Administrative – Corporate	1,491	2,507

Total	18,884	18,628

Approximately 85.43% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 95.5% at December 31, 2010. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

In February 2009, we had to lay off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the current global economic crisis. The cost of these layoffs was US$61.3 million.

As of December 31, 2010, Embraer had a workforce of approximately 18,884 employees, which includes the employees of our consolidated joint ventures and subsidiaries OGMA and HEAI.

6E.	Share Ownership

At December 31, 2010, our board members and executive officers owned an aggregate of 1,786,246 of our common shares. None of the officers or directors individually own more than 1% of the outstanding common shares.

As of December 31, 2010, our executive officers owned options to purchase an aggregate of 3,605,000 shares of our common stock at a weighted average exercise price of R$10.19 per share.

See “Item 6B. —Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of March 31, 2011. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at March 31, 2011.

	Common Shares
	Shares	(%)
PREVI(1)	88,771,001	11.99
Oppenheimer Funds(2)	66,627,036	9.00
Thornburg Investment Management(3)	46,829,768	6.32
Bozano Group(4)	43,771,787	5.91
BNDESPAR(5)	39,762,489	5.37
União Federal/Brazilian Federal Government(6)	1	—
Shares in company treasury	16,800,000	2.27
Officers and directors as a group	1,786,246	0.24
Others (São Paulo Stock Exchange)	172,668,040	23.32
Others (NYSE)	263,448,676	35.58
Total	740,465,044	100.00

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian federal government.
(2)

Oppenheimer Funds is one of the U.S.’s largest asset management companies, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(3)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico, with assets under management of over US$52 billion (as of December 31, 2010). The firm manages six equity funds, nine bond funds and separate portfolios for select institutions and individuals.
(4)	Shares belonging to the Bozano Group belong to Cia. Bozano and Bozano Holdings Ltd., both of which are owned and controlled by Julio Bozano. 18,786,088 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.
(5)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(6)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2011, we had 27,616 holders of common shares, including common shares in the form of ADSs. On March 31, 2011, an aggregate of 376,905,480 common shares, including common shares in the form of ADSs, were held by 154 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. As of March 31, 2011, the Brazilian federal government owned our golden share, as well as an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian federal government plays a key role in our business activities, including as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian federal government sponsored customer financing, or increase in government sponsored financing that benefits our competitor, may decrease the cost competitiveness of our aircraft” and “ Item 3D. Key Information—Risk Factors——Risks Relating to Embraer—Brazilian federal government budgetary constraints could reduce amounts available to our customers under government sponsored financing programs.” For more information regarding our related party transactions, see Note 15 to our audited consolidated financial statements.

A Significant Customer (Brazilian Air Force)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2010, the Brazilian federal government accounted for 4.2%, or US$223.6 million, of our total revenue. In addition, as of December 31, 2010, the Brazilian Air Force owed us US$64.0 million in trade account receivables and had a credit against us of US$170.8 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4B. Information on the Company—Business Overview—Defense and Security Business.”

A Significant Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian federal government. As of December 31, 2010, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$347.0 million. In 2010, we paid US$22.6 million in interest expenses to the BNDES. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2010 had a total outstanding balance of US$53.4 million at December 31, 2010. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and Phenom 300 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2010, we maintained outstanding short-term and long-term credit facilities with Banco do Brasil and its affiliates in the total amount of US$1.7 million. In addition, as of December 31, 2010 we had non-recourse and recourse debt with Banco do Brasil in the total amount of US$198.9 million, which is recorded as a non-current liability on our balance sheet. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Customer Financing by the BNDES

The Brazilian federal government has been an important source of export financing for our customers through the BNDES-exim program, managed by the BNDES. Beginning in the second half of 2007, the BNDES started providing financing to our customers on financial terms and conditions which complied with the Aircraft Sector Understanding of the OECD. Brazil has been joined by Canada, the United States and the European Union, among others, at the OECD, as a participant in the “Sector Understanding on Export Credits for Civil Aircraft” that aims to assure a “level-playing field” among the airframers, encouraging manufacturers and airlines to focus on price and quality rather than on financial packages provided under government support (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

A Service Provider (Banco do Brasil)

At December 31, 2010, we maintained cash and cash equivalents of US$360.0 with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$198.9 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

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

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2010, there was a US$433.0 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. Included in this provision is a tax litigation in which we are challenging the constitutionality of the application of the social contribution tax on export sales revenue. The major lawsuit of this litigation is currently under review by the Supreme Court, and we are now awaiting a final and unappealable decision from this Court. The amount of related tax accrued but not paid in connection with this particular lawsuit as of December 31, 2010 was equal to US$300.2 million. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 24 to our audited consolidated financial statements for a further discussion of these challenges.

In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 24 and Note 26 to our audited consolidated financial statements for a further discussion of our legal proceedings.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under Brazilian GAAP. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts determined under Brazilian GAAP in our parent company financial statements. Such amount for distribution is equal to our net income after taxes less any amounts allocated from such net income after taxes to:

•	the legal reserve;

•	a contingency reserve for anticipated losses; and

•	an unrealized revenue reserve.

For further information on amounts available for distributions, see Note 28 to our audited consolidated financial statements.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$127.4 million, which was equal to 8.9% of our paid-in capital at December 31, 2010.

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

According to our bylaws and subject to shareholder approval, our Board of Directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes under Brazilian GAAP. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

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

At December 31, 2010, unappropriated retained earnings of R$2,046.0 million (equivalent to US$1,579.1 million) were recorded in our statutory parent company books under Brazilian GAAP. At December 31, 2010, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law. For further information, see Note 28 to our audited consolidated financial statements.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our bylaws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company, such as Embraer, to suspend the mandatory distribution of dividends if the Board of Directors and report of the fiscal council to the shareholders’ meeting that the distribution would be inadvisable in view of the Embraer’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the Board of Directors shall file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under Brazilian GAAP for the relevant fiscal year. Brazilian companies, like us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed in lieu of dividends as part of the mandatory distributable amount. Such payments of interest on shareholders’ equity are treated as a deductible tax expense for Brazilian income and social contribution tax purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

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

History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy

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

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (3)
September 18, 1998(1)	First two quarters of 1998	21.3	17.9
March 30, 1999(1)	Remaining two quarters of 1998	33.9	19.7
September 28, 1999(1)	First two quarters of 1999	36.8	19.1
January 31, 2000(1)	Remaining two quarters of 1999	86.7	48.1
March 24, 2000(2)	First quarter of 2000	19.6	11.2
June 16, 2000(2)	Second quarter of 2000	19.9	11.0
July 6, 2000(1)	First two quarters of 2000	79.6	44.8
September 22, 2000(2)	Third quarter of 2000	27.7	15.0
December 15, 2000(2)	Fourth quarter of 2000	33.5	17.1
March 16, 2001(1)	Remaining two quarters of 2000	107.5	49.7

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (3)
March 16, 2001(2)	First quarter of 2001	33.8	15.7
June 13, 2001(2)	Second quarter of 2001	41.4	18.0
September 14, 2001(1)	First two quarters of 2001	123.1	46.1
September 14, 2001(2)	Third quarter of 2001	48.4	18.1
December 15, 2001(2)	Fourth quarter of 2001	57.1	24.6
March 19, 2002(1)	Remaining two quarters of 2001	100.0	43.0
March 19, 2002(2)	First quarter of 2002	58.9	25.4
June 14, 2002(2)	Second quarter of 2002	59.5	20.9
September 13, 2002(2)	Third quarter of 2002	66.3	17.0
December 13, 2002(2)	Fourth quarter of 2002	70.0	19.8
December 13, 2002(2)	1998 and 1999	72.5	20.5
June 16, 2003(2)	First two quarters of 2003	76.7	26.7
December 12, 2003(2)	Remaining two quarters of 2003	118.5	41.0
March 12, 2004(2)	First quarter of 2004	101.0	34.7
June 25, 2004(2)	Second quarter of 2004	160.0	51.5
September 20, 2004(2)	Third quarter of 2004	160.0	55.9
December 17, 2004(2)	Fourth quarter of 2004	164.1	61.8
March 11, 2005(2)	First quarter of 2005	106.5	39.9
June 3, 2005(2)	Second quarter of 2005	110.8	47.1
September 16, 2005(2)	Third quarter of 2005	113.5	51.0
December 19, 2005(2)	Fourth quarter of 2005	112.9	48.2
June 12, 2006(2)	First two quarters of 2006	114.4	52.9
June 12, 2006(1)	First two quarters of 2006	35.6	16.4
September 15, 2006(2)	Third quarter of 2006	92.3	42.5
December 8, 2006(2)	Fourth quarter of 2006	85.0	39.8
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)	Full year of 2007	123.0	69.4
March 7, 2008(2)	First quarter of 2008	65.9	37.7
June 13, 2008(2)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)	Third quarter of 2008	92.9	48.5
December 11, 2009(2)	Fourth quarter of 2009	173.7	99.8
April 19, 2010(1)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9

(1)	Represents dividend payments.
(2)	Represents interest on shareholders’ equity.
(3)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(4)	Amount declared in 2010 but paid in 2011.

In 2010, we distributed US$150.6 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2010, of which US$86.9 million were paid in 2011. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated in June, September and December of 2010 (see “Item 8A. —Mandatory Distribution”).

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

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2010, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2006:
Year-end	43.50	31.99
2007
Year-end	51.43	39.01
2008
Year-end	48.01	12.30
2009
First quarter	19.09	9.75
Second quarter	20.31	14.32
Third quarter	24.65	15.16
Fourth quarter	24.13	20.11
Year-end	24.65	9.75
2010
First quarter	24.66	20.78
Second quarter	24.71	20.01
Third quarter	28.75	20.85
Fourth quarter	31.25	27.27
Year-end	31.25	20.01
2010
Month ended:
October 31, 2010	29.46	27.27
November 30, 2010	31.25	28.50
December 31, 2010	29.90	28.69
January 31, 2011	33.25	29.14
February 28, 2011	35.27	32.76
March 2011 (through March 31)	35.06	32.48

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

	Nominal reais per common share
	High	Low
2006:
Year-end	23.50	17.41
2007:
Year-end	24.60	19.33
2008:
Year-end	21.00	7.85
2009:
First quarter	10.45	5.80
Second quarter	10.50	8.00
Third quarter	11.07	7.58
Fourth quarter	10.27	8.61
Year-end	11.07	5.80

	Nominal reais per common share
	High	Low
2010:
First quarter	10.85	9.45
Second quarter	10.67	9.28
Third quarter	12.15	9.21
Fourth quarter	12.84	11.20
Year-end	12.84	9.21
Month ended:
October 31, 2010	12.11	11.20
November 30, 2010	12.84	12.13
December 31, 2010	12.46	11.80
January 31, 2011	13.66	11.90
February 28, 2011	14.30	13.35
March 2011 (through March 31)	14.10	13.20

On March 31, 2011, we had 27,616 holders of common shares, including common shares in the form of ADSs. On March 31, 2011, an aggregate of 376,905,480 common shares, including common shares in the form of ADSs, were held by 154 record holders, including DTC in the United States.

On March 31, 2011, the closing sale price for our common shares on the São Paulo Stock Exchange was R$13.50, which is equivalent to US$8.29 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$33.70. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.6 trillion, equivalent to US$1.5 trillion at December 31, 2010. In comparison, the NYSE had a market capitalization of approximately US$20.9 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At March 31, 2011, we accounted for approximately 0.39% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2010, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 43% of the total market capitalization of all listed companies and the 10 largest companies listed on the NYSE represented approximately 11% of the total market capitalization of all listed companies.

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

Corporate Purpose

We are a joint stock company with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and the Brazilian Corporate Law. Our corporate purpose, as stated in our bylaws, is to (1) design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality, (2) perform and carry out technical activities related to the manufacturing and servicing of aerospace materials, (3) contribute to the training of technical personnel as necessary for the aerospace industry, (4) engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefore, (5) design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality, and (6) perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.

Description of Capital Stock

General

As of March 31, 2011, our capital stock consisted of a total of 740,465,044 outstanding common shares, without par value, including 16,800,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

Limitation on the Voting Rights of Non-Brazilian Shareholders

In accordance with the edital (invitation to bid) issued by the Brazilian federal government in connection with the privatization of Embraer in 1994, voting participation of non-Brazilian holders of Embraer common shares was limited to 40% of Embraer common shares.

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

•

any amendments to the list of corporate actions over which the golden share carries veto rights, including the right of the Brazilian federal government to appoint one member and alternate to our Board of Directors and the right of our employees to appoint two members and their respective alternates to our Board of Directors, and to the rights conferred to the golden share; and

•

changes to certain provisions of our bylaws pertaining to voting restrictions, rights of the golden share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.

The matters listed above are subject to prior approval by our Board of Directors and the approval within 30 days of the Brazilian federal government, as holder of the golden share. Such matters are also subject to prior notice to the Brazilian Ministry of Finance. In the absence of the approval of the Brazilian federal government within the 30-day period, the matter will be deemed to have been approved by our Board of Directors.

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

Election of Board of Directors

The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

Any shareholder has a right to propose and submit other slates of members for election to the Board of Directors, other than the slate of members provided according to our bylaws. Our bylaws also contain a provision whereby a shareholder that intends to appoint one or more members of the Board of Directors, other than the current members of the Board of Directors, must notify Embraer in writing at least ten days prior to the general meeting at which the members of the Board of Directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose receipt and the contents of such notification (1) immediately, electronically, to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders that must also be available on our website, within at least eight days before the date of the general meeting.

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

Mechanism to Promote Dispersed Ownership of Our Shares

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, such shareholder must submit a request to the Brazilian federal government, through the Ministry of Finance, to make a public tender offer to acquire all of our capital stock. The Brazilian federal government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian federal government provides its opinion on the public offer. If the request is accepted by the Brazilian federal government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the São Paulo Stock Exchange regulations and the provisions of our bylaws. If the request is denied by the Brazilian federal government, the Acquiring Shareholder must sell all shares such Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares held by it, if a resolution to such effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our bylaws as, for example, cancellation of our common shares held in treasury.

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

Arbitration

Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the São Paulo Stock Exchange Arbitration Chamber. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to the member of the Board of Directors elected by the Brazilian federal government or to a dispute or controversy deriving from the golden share.

Going Private Process

We may become a private company only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares subject to prior approval of the public offer by the Brazilian federal government, as holder of the golden share, and in accordance with the rules and regulations of the Brazilian Corporate Law and the CVM regulations and rules of the Novo Mercado, if applicable. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2010, US$385.7 million was outstanding (US$10.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

Issuance of US$500 million 6.375% Guaranteed Notes due 2020

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2010, US$503.2 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy”) to Non-Brazilian Holders of ADSs or common shares is subject to Brazilian withholding income tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of Tax Haven Holders, the applicable rate of withholding income tax is 25%. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

In any case, the Brazilian federal government may increase the rate at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian federal government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

In addition, there is no discussion of state, local, or non-U.S. tax consequences of the purchase, ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or Code, its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions as of the date of this annual report. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) prior to January, 2013 with respect to the Embraer common shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (1) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (2) neither Embraer nor its predecessor was in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2011 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Our short- and long-term debt obligations totaled US$1,434.8 million at December 31, 2010 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,024.2 million), US$936.1 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$400.5 million Brazilian real-denominated debt at December 31, 2010, US$69.1 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, and US$331.4 million bears interest at a fixed rate of 4.5% per annum. The TJLP was 6.00% per annum at December 31, 2010. Our Euro-denominated debt totaled US$10.1 million at December 31, 2010, of which US$3.1 million was subject to fixed rates and US$7.0 million was indexed to a variable interest rate based on the Euribor.

The table below provides information about our short term debt obligations as of December 31, 2010 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2010	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (fixed rate)	6.31%	46.2	48.8
U.S. dollars (LIBOR indexed)	1.33%	0.4	0.3
Euro (fixed rate)	2.28%	3.1	3.0
Euro (EURIBOR indexed)	2.20%	1.7	1.7
Reais (TJLP indexed)	2.78%	19.8	19.8
Reais (fixed rate)	4.50%	1.4	1.4

Total short-term debt		72.6	75.0

The table below provides information about our long-term debt obligations as of December 31, 2010 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2010	Total Amount Outstanding	2012	2013	2014	2015	2016 and thereafter	Total Fair Value
	(%)
Long Term Debt

U.S. dollars (fixed rate)	6.31%	889.9	9.4	1.1	0.6	0.5	878.4	937.6
U.S. dollars (LIBOR indexed)	1.33%	87.6	25.3	1.8	1.8	1.9	56.7	87.6
Euro (EURIBOR indexed)	2.20%	5.3	—	5.3	—	—	—	5.2
Reais (TJLP indexed)	2.78%	49.3	17.7	17.9	8.5	5.3	—	49.4
Reais (fixed rate)	4.50%	330.1	180.1	150.0	—	—	—	330.1

Total long-term debt		1,362.2	232.5	176.1	10.9	7.7	935.1	1,409.9

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$6.2 million of our fixed interest rate, U.S. dollar-denominated debt into floating rate-based, U.S. dollar-denominated obligations.

The table below provides information about our short term debt obligations as of December 31, 2010, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2010	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short Term Debt

U.S. dollars (fixed rate)	6.30%	46.6	49.1
U.S. dollars (LIBOR indexed)	1.23%	0.1	0.1
Reais (TJLP indexed)	2.78%	19.4	19.4
Reais (CDI indexed)	11.89%	0.4	0.4
Reais (fixed rate)	4.50%	1.3	1.3
Euro (fixed rate)	2.28%	3.1	3.0
Euro (EURIBOR indexed)	2.20%	1.7	1.7

Total short-term debt		72.6	75.0

The table below provides information about our long term debt obligations as of December 31, 2010, after considering the effects of the above mentioned derivative transactions.

	Weighted Average Interest Rate 2010	Total Amount Outstanding	2012	2013	2014	2015	2016 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long Term Debt
U.S. dollars (fixed rate)	6.30%	895.8	9.7	1.4	1.0	0.9	882.9	943.5
U.S. dollars (LIBOR indexed)	1.23%	81.7	25.0	1.4	1.5	1.5	52.3	81.7
Reais (TJLP indexed)	2.78%	48.3	17.7	17.6	8.2	5.0	—	48.3
Reais (CDI indexed)	11.89%	1.0	0.2	0.3	0.3	0.3	—	1.1
Reais (fixed rate)	4.50%	330.1	180.1	150.0	—	—	—	330.1
Euro (EURIBOR indexed)	2.20%	5.3	—	—	—	—	—	5.2

Total long-term debt		1,362.2	232.7	170.7	11.0	7.7	935.2	1,409.9

Foreign Currency Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on such assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our Statement of Income as foreign exchange gain (loss), net.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2010, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2011	2012	2013	2014	2015	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,051.9	1,051.9	—	—	—	—	—	1,051.9
In Euro	20.6	20.6	—	—	—	—	—	20.6
In Other Currencies	67.1	67.1	—	—	—	—	—	67.1
Trade accounts receivable
In reais	44.7	44.7	—	—	—	—	—	44.7
In Euro	51.5	51.5	—	—	—	—	—	51.5
In Other Currencies	0.4	0.4	—	—	—	—	—	0.4
Deferred income tax assets
In reais	117.2	57.3	48.3	7.5	2.0	0.9	1.2	117.2
In Euro	11.1	11.1	—	—	—	—	—	11.1
In Other Currencies	2.1	2.1	—	—	—	—	—	2.1
Other assets
In reais	616.9	323.2	293.7	—	—	—	—	616.9
In Euro	11.0	8.0	3.0	—	—	—	—	11.0
In Other Currencies	2.6	2.5	0.1	—	—	—	—	2.6
Total Assets in reais	1,830.7	1,477.1	342.0	7.5	2.0	0.9	1.2	1,830.7
Total Assets in Euro	94.2	91.2	3.0	—	—	—	—	94.2
Total Assets in Other Currencies	72.2	72.1	0.1	—	—	—	—	72.2
LIABILITIES
Loans
In reais	400.5	21.2	197.8	167.8	8.4	5.3	—	400.7
In Euro	10.1	4.8	—	5.3	—	—	—	9.9
Accounts payable to suppliers
In reais	38.2	38.2	—	—	—	—	—	38.2
In Euro	41.4	41.4	—	—	—	—	—	41.4
In Other Currencies	2.6	2.6	—	—	—	—	—	2.6

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2011	2012	2013	2014	2015	Thereafter	Total Fair Value
	(in US$ millions)
Customer advances
In reais	137.2	137.2	—	—	—	—	—	137.2
Other accounts payable & accrued liabilities
In reais	269.4	262.8	6.6	—	—	—	—	269.4
In Euro	43.8	34.2	9.6	—	—	—	—	43.9
In Other Currencies	11.0	11.0	—	—	—	—	—	11.0
Taxes and payroll charges payable
In reais	518.9	253.1	214.1	33.3	9.0	4.2	5.2	519.9
In Euro	3.6	3.6	—	—	—	—	—	3.6
In Other Currencies	1.0	1.0	—	—	—	—	—	1.0
Accrued taxes on income
In reais	2.4	2.4	—	—	—	—	—	2.4
In Euro	8.5	8.5	—	—	—	—	—	8.5
In Other Currencies	0.8	0.8	—	—	—	—	—	0.8
Deferred income tax liabilities
In reais	(17.7)	(1.5)	(1.7)	(1.8)	(1.8)	(1.8)	(9.1)	(17.7)
In Euro	0.5	0.5	—	—	—	—	—	0.5
Accrued dividends
In reais	76.6	76.6	—	—	—	—	—	76.6
Contingencies
In reais	75.8	36.9	31.3	4.9	1.3	0.6	0.8	75.8
In Euro	0.6	0.6	—	—	—	—	—	0.6
Total liabilities in reais	1,501.3	826.9	448.1	204.2	16.9	8.3	(3.1)	1,502.5
Total liabilities in Euro	108.5	93.6	9.6	5.3	—	—	—	108.4
Total liabilities in Other Currencies	15.4	15.4						12.8
Total exposure in reais	329.4	650.2	(106.1)	(196.7)	(14.9)	(7.4)	4.3	328.2
Total exposure in Euro	(14.3)	(2.4)	(6.6)	(5.3)	—	—	—	(14.2)
Total exposure in Other Currencies	56.8	56.7	0.1	—	—	—	—	59.4
DERIVATIVE INSTRUMENTS
Swap (fixed interest into variable interest – US$)
Notional amount	6.2	0.3	0.3	0.3	0.4	0.4	4.5	(0.4)
Average interest paid in US$	1.95%	—	—	—	—	—	—	—
Swap (fixed interest into variable interest – US$)
Notional amount	168.8	9.1	9.8	10.4	10.8	10.6	118.1	20.8
Average interest paid in US$	5.98%	—	—	—	—	—	—	—
Net exposure in assets/liabilities
In reais	329.4	650.2	(106.1)	(196.7)	(14.9)	(7.4)	4.3	328.2
In Euro	(14.3)	(2.4)	(6.6)	(5.3)	—	—	—	(14.2)
In Other Currencies	56.8	56.7	0.1	—	—	—	—	59.4

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

Financial instruments which may potentially subject us to credit risk concentration include (1) cash and cash equivalents, (2) trade and other accounts receivable, (3) customer commercial financing, (4) advances to suppliers and (5) financial derivative contracts. We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment grade-rated institutions in short-term securities and mutual funds. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All such customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. The financial condition of those suppliers is analyzed on an ongoing basis with a view to limiting credit risk. We address credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

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

Depositary Payments for the Year December 31, 2010

In 2010, JPMorgan Chase Bank paid US$0.6 million in connection with investor relations related expenses of Embraer incurred in 2010 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial officer, Cynthia Marcondes Ferreira Benedetto, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

Our Board of Directors has determined that Mr. Taiki Hirashima, an effective member of our Conselho Fiscal is an “audit committee financial expert” as defined by current SEC rules. Furthermore, Mr. Hirashima is an independent member of our Conselho Fiscal as required by the NYSE rules and regulations. For a discussion of the role of our Conselho Fiscal, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Conselho Fiscal.”

ITEM 16.B	CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(in US$ thousands)
Audit Fees	2,500	2,539
Audit-Related Fees	136	284
All Other Fees	31	8

Total	2,667	2,831

Audit Fees

Audit fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for 2010 and 2009 in connection with (1) the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under IFRS and statutory audits of our subsidiaries and (2) the issuance of a comfort letter in connection with our 2009 offering of guaranteed notes due 2020.

Audit-Related Fees

Audit-related fees in 2010 and 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with (1) additional analysis of our compliance with provisions of the Sarbanes-Oxley Act and (2) the process of converting our method of reporting to IFRS.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by PricewaterhouseCoopers Auditores Independentes in 2010 and 2009.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2010 and 2009, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

With the exception of Mr. Aprígio Eduardo de Moura Azevedo (the representative of the Brazilian federal government, through the government’s ownership of the “golden share”), Messrs. Paulo Cesar de Souza Lucas and Claudemir Marques de Almeida (both representatives of our employees) and Mr. Maurício Novis Botelho, all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Regulations. While our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Regulations, our Board of Directors has not determined whether our directors are considered independent under the NYSE test for director independence.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on November 19, 2010 (English translation).

2.1	Form of Amended and Restated Deposit Agreement among Embraer-Empresa Brasileira de Aeronáutica S.A., Morgan Guaranty Trust Company of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 99(a) to Embraer’s Registration Statement No. 333-133162.

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	Form of Indenture, dated October 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.4	Form of First Supplemental Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.5	The registrant hereby agrees to furnish to the SEC, upon request, copies of certain instruments defining the rights of holders of long-term debt of the kind described in Item 2(b)(i) of the Instructions as to Exhibits in Form 20-F.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

Date: April 18, 2011	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: April 18, 2011	By:	/s/ CYNTHIA MARCONDES FERREIRA BENEDETTO
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice - President and Chief Financial Officer

Embraer S.A.

(Formerly Embraer - Empresa

Brasileira de Aeronáutica S.A.)

Consolidated Financial Statements at

December 31, 2010 and 2009 and January 1, 2009

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

(Formerly Embraer - Empresa Brasileira de Aeronáutica S.A.)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Embraer S.A. and its subsidiaries at December 31, 2010, 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” under Item 15 of the Company’s Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

São José dos Campos - Brazil
April 18, 2011

/s/ PricewaterhouseCoopers
Auditores Independentes

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Balance Sheet

In millions of U.S. dollars

	Note	12.31.2010	12.31.2009	01.01.2009
ASSETS

CURRENT
Cash and cash equivalents	7	1,393.1	1,592.4	1,820.7
Financial assets	8	733.5	953.8	380.8
Trade accounts receivable, net	9	348.6	406.9	448.8
Derivative financial instruments	39	6.8	12.7	29.9
Customer and commercial financing	10	20.4	11.2	8.6
Collateralized accounts receivable	11	11.6	12.0	11.5
Inventories	12	2,193.4	2,438.5	2,930.1
Other assets	13	275.4	215.2	240.1

		4,982.8	5,642.7	5,870.5

NON-CURRENT
Trade accounts receivable	9	0.7	0.5	5.9
Derivative financial instruments	39	15.5	11.9	—
Financial assets	8	52.1	24.9	68.3
Customer and commercial financing	10	50.1	41.5	113.2
Collateralized accounts receivable	11	526.6	474.0	467.1
Inventories	12	4.9	6.5	8.0
Other assets	13	237.1	183.4	164.6
Guarantee deposits	14	464.8	505.6	493.2
Deferred income tax	36	139.1	171.7	10.9
Property, plant and equipment	16	1,201.0	1,101.3	1,059.6
Intangible assets	17	716.3	725.5	689.9

		3,408.2	3,246.8	3,080.7

TOTAL ASSETS		8,391.0	8,889.5	8,951.2

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Balance Sheet

In millions of U.S. dollars

	Note	12.31.2010	12.31.2009	01.01.2009
LIABILITIES

CURRENT
Trade accounts payable	20	750.2	596.3	1,072.4
Loans and financing	19	72.6	592.4	539.0
Non-recourse and recourse debt	11	111.8	135.9	137.7
Other payables	21	84.4	108.1	70.0
Contribution from suppliers	22	0.9	0.9	2.5
Advances from customers	23	779.4	762.8	1,137.7
Derivative financial instruments	39	0.8	0.5	166.5
Taxes and payroll charges payable	24	79.5	64.9	57.5
Income tax and social contribution	24	10.0	13.6	5.8
Other provisions	25	309.6	233.5	213.3
Provisions for contingencies	26	7.5	10.5	9.5
Dividends	28	49.4	119.6	0.9
Unearned income		132.6	111.6	113.1

		2,388.7	2,750.6	3,525.9

NON-CURRENT
Loans and financing	19	1,362.2	1,465.9	1,300.8
Non-recourse and recourse debt	11	358.5	371.6	366.9
Other payables	21	27.6	25.0	22.1
Contribution from suppliers	22	16.8	67.7	44.3
Advances from customers	23	212.2	398.1	449.2
Derivative financial instruments	39	1.4	4.1	—
Taxes and payroll charges payable	24	453.3	427.0	343.6
Deferred income tax and social contribution	36	11.4	16.2	36.5
Financial guarantee	38	219.5	257.1	173.0
Other provisions	25	49.7	82.6	73.6
Provisions for contingencies	26	69.3	50.3	39.9
Unearned income		88.9	90.3	49.8

		2,870.8	3,255.9	2,899.7

TOTAL LIABILITIES		5,259.5	6,006.5	6,425.6

SHAREHOLDERS’ EQUITY	28
Capital		1,438.0	1,438.0	1,438.0
Treasury shares		(183.7)	(183.7)	(183.7)
Revenue reserves		1,759.8	1,607.4	1,287.8
Share-based remuneration		3.4	—	—
Cumulative translation adjustments		10.9	17.1	13.7
Retained earnings		—	(86.1)	(100.2)

		3,028.4	2,792.7	2,455.6

Noncontrolling interest		103.1	90.3	70.0

TOTAL SHAREHOLDERS’ EQUITY		3,131.5	2,883.0	2,525.6

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		8,391.0	8,889.5	8,951.2

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Statements of Income

Years Ended

In millions of U.S. dollars, except earnings per share

	Note	12.31.2010	12.31.2009
Revenue		5,364.1	5,497.8
Cost of sales and services		(4,338.1)	(4,428.4)

Gross Profit		1,026.0	1,069.4

Operating Income ( Expense )
Administrative		(197.5)	(191.3)
Selling		(374.1)	(304.6)
Research		(72.1)	(55.6)
Other operating (expense) income, net	32	9.4	(138.5)

Operating profit before financial income (expense)		391.7	379.4
Financial income (expense), net	34	17.5	10.2
Foreign exchange gain (loss), net	35	(1.1)	(68.8)

Profit before taxes on income		408.1	320.8
Income tax (expense) income	36	(62.7)	158.1

Net income		345.4	478.9

Atributable to :
Owners of Embraer		330.2	465.2
Noncontrolling interest		15.2	13.7

Weighted average number of shares (in thousands)
Basic		723.7	723.7
Diluted		724.0	723.7

Earnings per share basic in US$	30	0.4563	0.6428
Earnings per share diluted in US$		0.4562	0.6428

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Statements of Comprehensive Income

Years Ended

In millions of U.S. dollars

	12.31.2010	12.31.2009
Net income	345.4	478.9
Cumulative translation adjustments - subisidiaries	(8.3)	4.8
Other comprehensive income	(0.3)	—

Other comprehensive income , net of tax effects	(8.6)	4.8

Total of comprehensive income	336.8	483.7

Attributable to:
Owners of Embraer	324.0	468.6
Noncontrolling interest	12.8	15.1

	336.8	483.7

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Statements of Shareholders’ Equity

In millions of U.S. dollars

		Attributable to owners of Embraer
					Revenue reserves					Accumulated other comprehensive (loss) income
	Note	Capital	Treasury Shares	Share-based remuneration	Invesment Subsidy	Statutory Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Actuarial gain on post employment benefit obligations	Cumulative translation adjustment	Total	Noncontrolling interest	Total Shareholders’ Equity
At January 1, 2009	5	1,438.0	(183.7)	—	10.4	80.5	—	1,196.9	(100.2)	1.0	12.7	2,455.6	70.0	2,525.6
Net income for the year		—	—	—	—	—	—	—	465.2	—	—	465.2	13.7	478.9
Cumulative translation adjustments - subisidiaries		—	—	—	—	—	—	—	—	—	3.4	3.4	1.4	4.8

Total comprehensive income		—	—	—	—	—	—	—	465.2	—	3.4	468.6	15.1	483.7
Allocation of profits:
Investment subsidy		—	—	—	7.0	—	—	—	(7.0)	—	—	—	—	—
Noncontrolling interest		—	—	—	—	—	—	—	—	—	—	—	5.2	5.2
Legal reserve		—	—	—	—	29.7	—	—	(29.7)	—	—	—	—	—
Dividends(R$ 0,076 per share)		—	—	—	—	—	—	—	(31.7)	—	—	(31.7)	—	(31.7)
Interest on own capital (R$ 0.24 per share)		—	—	—	—	—	—	—	(99.8)	—	—	(99.8)	—	(99.8)
Reserve for investments and working capital		—	—	—	—	—	—	282.9	(282.9)	—	—	—	—	—

At December 31, 2009		1,438.0	(183.7)	—	17.4	110.2	—	1,479.8	(86.1)	1.0	16.1	2,792.7	90.3	2,883.0

Net income for the year		—	—	—	—	—	—	—	330.2	—	—	330.2	15.2	345.4
Cumulative translation adjustments - subisidiaries		—	—	—	—	—	—	—	—	—	(5.9)	(5.9)	(2.4)	(8.3)
Other comprehensive income		—	—	—	—	—	—	—	—	(0.3)	—	(0.3)	—	(0.3)

Total comprehensive income		—	—	—	—	—	—	—	330.2	(0.3)	(5.9)	324.0	12.8	336.8
Share-based remuneration		—	—	3.4	—	—	—	—	—	—	—	3.4	—	3.4
Allocation of profits:
Investment subsidy		—	—	—	8.7	—	—	—	(8.7)	—	—	—	—	—
Legal reserve		—	—	—	—	17.2	—	—	(17.2)	—	—	—	—	—
Interest on own capital (R$ 0.28 per share)		—	—	—	—	—	27.2	—	(118.9)	—	—	(91.7)	—	(91.7)
Reserve for investments and working capital (practice adjustment)		—	—	—	—	—	—	(86.1)	86.1	—	—	—	—	—
Reserve for investments and working capital (net income for the year)		—	—	—	—	—	—	185.4	(185.4)	—	—	—	—	—

At December 31, 2010		1,438.0	(183.7)	3.4	26.1	127.4	27.2	1,579.1	—	0.7	10.2	3,028.4	103.1	3,131.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Consolidated Statements of Cash Flow

Years Ended

In millions of U.S. dollars

	Note	12.31.2010	12.31.2009
Operating activities
Net income		345.4	478.9
Items not affecting cash and cash equivalents
Depreciation	16	103.0	115.2
Amortization	17	116.2	114.1
Allowance (reversal) for inventory obsolescence		(5.6)	29.4
Market value adjustment provision		62.3	6.1
Deferred income tax and social contribution	36	28.7	(186.9)
Accrued interest		(10.2)	21.9
Stock option		3.4	—
Foreign exchange gain (loss), net	35	7.5	82.2
Residual value guarantee	38	2.7	(1.1)
Other		10.9	15.9
Changes in assets and liabilities:
Financial assets		220.0	(458.7)
Collateralized accounts receivable		(1.7)	73.1
Customer and commercial financing		(17.7)	69.0
Inventories		118.5	473.9
Other assets		(49.3)	39.3
Non-recourse and recourse debt		(37.3)	3.0
Trade accounts payable		110.2	(458.1)
Contribution from suppliers		18.5	90.2
Advances from customers		(186.2)	(468.9)
Taxes and payroll charges payable		11.1	0.4
Financial guarantees		(40.3)	(15.5)
Provision and contingencies		44.3	(58.5)
Unearned income		19.4	38.7

Net cash generated by operating activities		873.8	3.6

Investing activities
Proceeds from sale of property, plant and equipment		29.3	28.6
Additions to property, plant and equipment	16	(149.6)	(184.7)
Additions to intangible assets	17	(178.7)	(219.4)
Investments in held to maturity securities		10.7	—
Restricted cash reserved for construction of assets		—	(2.5)

Net cash (used in) investing activities		(288.3)	(378.0)

Financing activities
Repayment of borrowings		(1,583.4)	(1,498.5)
Proceeds from borrowings		942.8	1,474.6
Dividends and interest on own capital		(161.6)	—

Net cash (used in) financing activities		(802.2)	(23.9)

Effects of exchange rate changes on cash		17.4	170.0

(Decrease) in cash and cash equivalents		(199.3)	(228.3)
Cash and cash equivalents at the beginning of the year		1,592.4	1,820.7

Cash and cash equivalents at the end of the year		1,393.1	1,592.4

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil. Formed in 1969 by the Brazilian Federal Government, the Company was privatized in 1994. The corporate purpose of the Company is the development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems and technical activities related to the production and maintenance of aerospace material.

On September 16, 2010, the Board of Directors approved a proposal to change Embraer’s corporate objective and name. The proposal was submitted to the Board member appointed by the Brazilian Federal Government and to the Brazilian Finance Ministry, who confirmed that they were in favor of the measure. The proposal was submitted to the General Meeting held on November 19, 2010 and was approved, and the corporate name was changed from Embraer - Empresa Brasileira de Aeronáutica S.A. to Embraer S.A. and the following activities included among its corporate objectives:

(i) to design, construct and sell equipment, materials, systems, software, accessories and components for the defense, security and energy industries and to promote or perform technical activities in relation to the respective production and maintenance, upholding the highest technical and quality standards; and

(ii) to execute other technical, industrial, commercial and service activities related to the defense, security and energy industries.

The Company’s shares are listed on the enhanced corporate governance segment of the São Paulo Stock Exchange (BM&FBOVESPA), the New Market (“Novo Mercado”). The Company also has American Depositary Shares (evidenced by American Depositary Receipts-ADRs) registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE). The Company has no controlling group and its capital comprises only ordinary shares.

The Company has wholly-owned consolidated subsidiaries and/or commercial representative offices, which are located in Brazil, the United States, France, Spain, China, Portugal and Singapore and are mainly engaged in sales marketing and post sales/maintenance services.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation of the financial statements

The financial statements presented were approved for issue by the Board of Directors at March 17, 2011.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These standards comprise (i) IFRS, (ii) the International Accounting Standard (IAS), and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor the Standing Interpretations Committee (SIC). For the purposes of these consolidated financial statements presented in accordance with IFRS there are no differences in relation to the current accounting practices adopted in Brazil (“Brazilian GAAP”) for the periods presented.

These are the first IFRS compliant financial statements prepared and presented by the Company. A summary of the main differences between the accounting practices previously adopted by the Company (“Prior Brazilian GAAP”) and IFRS and the reconciliations between these comprehensive bodies of GAAP for shareholders’ equity and comprehensive income, are presented in Note 5.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Note 3. The actual results may differ from these estimates.

These consolidated financial statements were prepared under the historical cost convention and adjusted to reflect financial assets and liabilities (including derivative instruments) measured at fair value through profit or loss.

2.2	Summary of significant accounting policies

(a)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has a majority of the equity of the subsidiary and has the power to direct the subsidiary’s finance and operating policies (ii) special purpose entities (“SPEs”) for which the Company has control and (iii) exclusive investment funds, as follows:

ELEB - Equipamentos Ltda. - “ELEB” - subsidiary with 99.9% of its capital is held by Embraer located in São José dos Campos – São Paulo, Brazil. ELEB produces and sells precision hydraulic and mechanical equipment for the aviation industry, mainly for Embraer aircraft. Its wholly-owned subsidiary, ELEB Aerospace, Inc., domiciled in Delaware, United States, with an operational base in the State of Kansas, United States, is currently closing down its operations.

Embraer Aircraft Holding Inc. - “EAH” - a wholly-owned subsidiary, located in Fort Lauderdale, United States, responsible for corporate and institutional activities. It has the following subsidiaries located in the United States:

•	Embraer Aircraft Customer Services, Inc. - “EACS” - sells spare parts, product support and customer training to customers in the United States, Canada and the Caribbean.

•	Embraer Aircraft Maintenance Services Inc. - “EAMS” - provides maintenance services for aircraft and components.

•

Embraer Training Services - “ETS” - located in Delaware, United States, responsible for corporate and institutional activities and has a 51% subsidiary, Embraer CAE Training Services - “ECTS”, also located in Delaware - United States, which provides training for pilots, mechanics and crew.

•	Embraer Executive Jet Services, LLC - “EEJS” - located in Delaware - United States. EEJS provides after sales support services and maintenance services for executive aircraft.

•	Embraer Services Inc. - “ESI” - provides support in the United States for the defense and commercial market programs.

•

Embraer Executive Aircraft, Inc. - created in 2008, is located in Delaware and has its operational base in Melbourne, Florida. Its objective is the final assembly and delivery of the Phenom executive jet.

Embraer Asia Pacific PTE. Ltd. - “EAP” - a wholly-owned subsidiary, located in Singapore, created in 2006 with the objective of providing after sales support services in Asia.

Embraer Australia PTY Ltd. - “EAL” - a wholly-owned subsidiary, located in Melbourne, Australia, with the objective of providing after sales support services to customers in the Australasian and Asian regions. The company is currently inactive.

Embraer Aviation Europe SAS - “EAE” - a wholly-owned subsidiary, located in Villepinte, France, responsible for corporate and institutional activities and has the following subsidiaries:

•	Embraer Aviation International SAS - “EAI” - located in Villepinte, France, sells parts and provides after sales support services in Europe, Africa and the Middle East.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Embraer Europe SARL - “EES” - located in Villepinte, France, provides sales representation for the Company in Europe, Africa and the Middle East.

Embraer Credit Ltd. - “ECL” - a wholly-owned subsidiary, located in Delaware, United States, provides support for sales operations.

Embraer GPX Ltda - “GPX” - subsidiary with 99.9% of its capital is held by Embraer, created in 2006 and located in Gavião Peixoto, State of São Paulo, Brazil to provide specialized aircraft maintenance services, started operations in October 2009.

Embraer Overseas Limited - “EOS” - a wholly-owned subsidiary, located in the Cayman Islands, B.W.I., created in September 2006 with the sole objective of carrying out financial transactions, including rising and investing funds, intercompany loans for Embraer companies.

Embraer Representation LLC - “ERL” - a wholly-owned subsidiary, located in Delaware, United States, provides commercial and institutional representation for the Company.

Embraer Spain Holding Co. SL - “ESH” - a wholly-owned subsidiary, located in Spain. Its objective is to coordinate investments in subsidiaries abroad, including those focused on activities that support the sale of aircraft and Management of assets derived from these operations. ESH’s operations are carried out by its subsidiaries, as follows:

•

Airholding SGPS, S.A. - is located in Portugal and 70% of its capital is held by ESH. Its main activity is its 65% participation in the voting capital of OGMA - Indústria Aeronáutica de Portugal S.A., a Portuguese aviation maintenance and production company. The remaining 35% of the voting capital is held by Empresa Portuguesa de Defesa - EMPORDEF.

•	ECC Investment Switzerland AG - located in Switzerland, holds 100% of the capital of the subsidiaries ECC Insurance & Financial Co. Ltd. and Embraer Finance Ltd. - EFL.

•

ECC Insurance & Financial Co. Ltd. - located in the Cayman Islands, is an in-house insurance company providing cover for the financial guarantees offered to customers and/or financing agents involved in structuring the sales of Embraer aircraft.

•

Embraer Finance Ltd. - “EFL” - located in the Cayman Islands, assists customers in obtaining third-party financing, as well as providing support for some of the Company’s purchase and sale transactions.

•	ECC Leasing Co. Ltd. - located in Ireland, its objective is the lease and sale of used aircraft.

•	Harbin Embraer Aircraft Industry Company Ltd. - “HEAI” - based in Harbin, in China, its purpose is to manufacture aircraft in order to meet the air transportation market demand in China.

•	EMBRAER CAE Training Services (UK) Ltd. - “ECUK” - created in 2009, is located in London, United Kingdom, and provides training for pilots, mechanics and crew. EMBRAER holds 51% of its capital.

•

EMBRAER Portugal - SGPS S.A. - a wholly-owned subsidiary created in 2008, is located in Ever, Portugal, and its objective is to coordinate investments and economic activity in its subsidiaries in Portugal.

•

EMBRAER-Portugal Estruturas Metálicas S.A - created in 2008 and located in Portugal, in the city of Évora, its objective is the manufacture, assembly, maintenance and sale of parts, components and metal sets and carrying out other technical, industrial, commercial and service activities related to the metal products industry.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•

Embraer-Portugal Estruturas em Compósitos S.A. - created in 2008, and located in Portugal, in the city of Évora, its objective is the manufacture, assembly and sale of structures based on parts and sets in composite materials and carrying out other technical, industrial, commercial and service activities related to the composite, non-metal products manufacturing industry.

•

Embraer (China) Aircraft Techinical Services Co., Ltd – “ECA” – based in Beijing, its objective is the provides after sales support services, maintenance services and sells parts to customers in the China.

ECC do Brasil Cia. de Seguros - “ECC” - a wholly-owned subsidiary, located in Rio de Janeiro, State of Rio de Janeiro, Brazil, was created in 2004 and approved by the Private Insurance Agency - SUSEP. Its objective is to operate solely with export credit insurance. On December 7, 2007, Embraer’s Board of Directors approved the proposal to sell all of its shares in ECC do Brasil Cia de Seguros, and on April 7, 2009, Embraer signed a contract to this effect, subject to approval by the Private Insurance Agency - SUSEP, which has not yet been granted.

Indústria Aeronáutica Neiva Ltda. - “Neiva” - subsidiary with 99.9% of its capital is held by Embraer, located in Botucatu, State of São Paulo, Brazil, which currently sells agricultural aircraft and parts and components for this model of aircraft.

Special Purpose Companies - “SPEs” - the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, the Company controls their operations or takes a majority share of their risks and rewards, and the SPEs are therefore consolidated in the financial statements of the parent company. The consolidated SPEs are: Table Inc., PM Limited, Refine Inc., RS Limited, River One Ltd. and Port One Ltd. Other SPEs in which Embraer has not control and has no continuous involvement were not consolidated, based on technical analyses made by Management.

Exclusive Investment Funds - in connection with its business strategies, the Company has investments in exclusive funds, which are consolidated in the financial statements. The balances of marketable securities and investments maintained through these Funds are recorded in the Cash and cash equivalents or Financial assets accounts, taking into consideration the original maturities of the securities and the fund investment strategies, which provide for negotiation of these securities in periods that reflect the immediate liquidity of the amounts (Note 7 and 8).

All intercompany accounts and transactions arising from consolidated entities have been eliminated.

(b)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operational policies may be directed by the Company and in which it normally holds more than half the voting shares. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The acquition-related costs are recognizes as expenses in the period which the costs are incurred and the services received. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(c)	Functional and presentation currency

After analyzing Embraer’s operations and businesses with regard to the applicability of IAS 21 - The Effects of Changes in Foreign Exchange Rates, particularly in relation to the factors involved in determining its functional currency, Management concluded that the Company’s functional currency is the U.S. dollar (“US$” or “dollar”). This conclusion was based on analysis of the following indicators, as set out in IAS 21:

•	Currency that mainly influences sales prices of goods and services;

•	Currency of the country whose competitive forces and regulations mainly determine the sales price of its goods and services;

•	Currency that mainly influences labor, materials and other costs of providing goods or services;

•	Currency in which the funds for financial operations are largely obtained; and

•	Currency in which revenue from operations is usually received.

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency.

(d)	Transactions in foreign currencies

Transactions in other currencies (different to the functional currency) are translated to the functional currency, using the exchange rates in effect on the date of the transactions or measurement, on which the items are re-measured. Foreign exchange gains and losses resulting from translation using the closing rate at the end of the year, relating to monetary assets and liabilities in foreign currencies, are recognized in the statement of income.

Foreign exchange gains and losses relating to monetary assets and liabilities are presented in the statement of income as Foreign exchange gain (loss), net.

(e)	Translation of subsidiary’s financial statements

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

(f)	Financial Instruments

Financial Assets - Classification and measurement

The Company classifies its financial assets among the following categories: (i) measured at fair value through profit or loss, (ii) available for sale, (iii) held to maturity and (iv) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management decides on the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the Company commits to purchase or sell the asset.

Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expensed in the statement of income.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(i)	Financial Assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss is those held for active and frequent trading. The assets in this category are classified as current assets. Gains and losses resulting from differences in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in financial income in the period in which they occur. In this case, the differences are recorded under the same heading as the income affected by the transaction.

The fair values of publicly quoted investments are based on the current purchase and sale prices. In the case of financial assets without an active market or not publicly quoted, the Company uses valuation techniques to calculate the fair value. These methods include comparison with recent transactions with third parties, reference to other substantially similar instruments, analysis of discounted cash flows and options pricing models that prioritize market information and minimize information generated by Management.

(ii)	Available for sale financial assets

Financial assets available for sale are non-derivatives classified in this category or that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value. The interest on securities available for sale, calculating by the effective interest rate method, is recorded in the statement of income as financial income. The portion corresponding to the change in fair value is posted directly to shareholders’ equity, in the Equity Adjustments Account, and realized through profit or loss on settlement when the loss is considered permanent (impairment).

(iii)	Held to maturity

The investments in derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured at amortized cost.

The Company evaluates if there is objective evidence that a financial asset or a group of financial assets are registered above their recovery value. When applicable, a provision for devaluation is recognized.

(iv)	Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

The Company’s loans and receivables comprise loans to subsidiaries, trade accounts receivable, other accounts receivable. Loans and receivables are recorded at the amortized cost, by the effective interest rate method.

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(g)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly liquid short-term investments, usually maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. This classification includes repurchase agreements and Bank Deposit Certificates - CDBs with a daily liquidity index in the Clearing House for the Custody and Financial Settlement of Securities - CETIP.

(h)	Financial assets measured at fair value through profit or loss

Financial instrument assets measured through profit or loss are financial assets acquired by the Company, principally for the purpose of selling or repurchasing in the short term. Usually, this classification includes securities with original maturities over 90 days from the date of application.

(i)	Derivatives and hedge operations

Derivatives are initially recognized at fair value on the date on which a derivatives contract is signed and are, subsequently, re-measured at fair value, the differences in fair value are recorded in the statement of income as Financial Expenses, except when the derivative is designated as a hedge instrument.

Although the Company uses derivatives for protection, no derivative instrument has been designated as hedge accounting.

(j)	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using the percentage-of-completion method. They are subsequently recorded at amortized cost using the effective interest rate method, less provision for impairment.

A provision for impairment of trade receivable is recorded when there is objective evidence that the Company will not be able to recover all the amounts owed by its customers. Significant financial difficulties of the debtor, probability of the debtor filing for bankruptcy or reorganization proceedings and failure to pay or default (overdue 180 days or more) are considered indicators that the trade receivables are impaired. The amount of the provision is the difference between the book value and the recoverable value. The book value of the asset is reduced by the amount of the provision, and the amount of the loss is recorded in the statement of income as Selling expenses. When a trade receivable is deemed totally unrecoverable, it is written off against a provision for trade receivables. Subsequent recovery of amounts previously written off is registered in Selling expenses.

(k)	Customer and commercial financing

These relate to financing granted on the sale of certain aircraft and are measured at the amortized cost, by the effective interest rate method.

The Company assesses at the end of each reporting period if there is objective evidence that the assets are recorded at an amount higher than their recoverable value (impairment). When applicable, a provision is recorded to reduce the value of this asset.

(l)	Collateralized accounts receivable and recourse and non-recourse debt

Certain of the Company’s sales are made under structured financing arrangements whereby a Special Purpose Entity - SPE purchases the aircraft, pays the Company the purchase price on delivery or at the end of the structured sales financing period, and transfers the purchased aircraft to the final customer. A financial institution finances the purchase of the aircraft from an SPE and bears part of the credit risk; the Company offers financial guarantees and/or residual value guarantees in favor of the institution.

The Company classifies the risks of this transaction as non-recourse when the financing institution bears the risk and as recourse when the Company bears the risk (Note 11).

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(m)	Inventories

Inventories are stated at the lower of average production cost or acquisition cost or market value. Inventories of work in process and finished goods are reduced, when applicable, to net realizable value after deduction for costs, taxes and selling expenses.

The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on Management’s estimate of net realizable values. Allowances are utilized if inventories are sold or written-off. Inventories in transit are stated at accumulated cost of each item.

(n)	Property, plant and equipment

Property, plant and equipment are recorded at purchase, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated on the straight-line method (except spare parts pool). Land is not depreciated (Note 16).

The Company determines residual value for certain aircraft and spare parts included in the Exchange Pool Program. Others items of property, plant and equipment does not have residual value attributed as the Company does not intend to sell or dispose of these assets, other than for scrap. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company reviewed useful lives of certain assest during 2010 (Note 16).

Subsequent costs are included in the book value of the asset or recorded as a separate asset, as appropriate, only when it is likely that the item will yield future economic benefits and the cost of the item can be reliably measured. The book value of replacement items or parts is written off. All other repairs and maintenance costs incurred are recorded in the statement of income.

Materials allocated to specific projects are capitalized in property, plant and equipment in progress and subsequently transferred to the final property, plant and equipment accounts.

The cost of charges on loans obtained to finance construction of property, plant and equipment are capitalized during the period required to build and prepare the asset for its intended use. The gains and losses on disposals are determined by comparing the amount received with the book value and are reported under Other operating income (expenses), net in the statement of income.

The items comprising property, plant and equipment are summarized below:

•	Land - mainly comprise areas on which the industrial, engineering and administrative buildings are located.

•	Buildings and land improvements - buildings are mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

•	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

•	Machinery and equipment - comprise the machinery and other equipment directly or indirectly used in the manufacturing process.

•	Furniture and fixtures - comprise furniture and fixtures used in the production, engineering and administrative departments.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Vehicles - comprise mainly industrial vehicles and automobiles.

•	Aircraft - comprise mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

•	Computers and peripherals - comprise technology equipment used mainly in the production process, engineering and administration.

•	Property, plant and equipment in progress - comprise construction works to expand the manufacturing plants and aircraft maintenance centers.

•

Spare parts pool - comprises a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program. This program allows these customers to exchange a damaged component for one in working condition, as defined in the Program. These items are depreciated based on estimated useful lives of seven to ten years and an average residual value of 35%, which the Company believes to be the approximate utilization time and realizable amount, respectively.

(o)	Intangible assets

(i)	Research and development

Research costs are recorded as expense when they are incurred. Cost on project development, mainly product development, including drawings, engineering designs and construction of prototypes, are recorded as intangible assets when it is probable that the projects will generate future benefits, taking into account their commercial and technological feasibility, availability of technological and financial resources and only if the cost can be reliably measured.

Capitalized development costs are amortized when the related asset is available for use, based on the number of estimated aircraft sales for each project, and the amortized amounts are appropriated to production cost. These estimates are reviewed as required.

In the case of inactive projects or those that are unlikely to be completed, the deferred costs are written off or reduced to the recoverable amount. Other development costs that do not meet these criteria are recorded as an expense as they are occurred. Development costs previously recorded as an expense are not subsequently capitalized as an asset.

(ii)	Computer software

Software licenses are capitalized and amortized over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to identifiable and unique software, controlled by the Company and that are expected to generate benefits greater that exceed costs for more than one year, are recorded in intangible assets.

(p)	Impairment

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In such cases, the recoverable value is determined. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment charge are reviewed for

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

possible reversal of the impairment charge at each reporting date. For intangible assets arising in the process of development, impairment tests are carried out irrespective of evidence of loss.

(q)	Others current and non-current assets

Other current and non-current assets are stated at cost or realizable value including, when applicable accrued income.

(r)	Loans and financing

Loans and financing are recognized initially at fair value. Loans and financing are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the contract using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing are registered as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability to 12 months after the date of the balance sheet, at least.

(s)	Leases

The classification of a lease depends on whether an agreement is or contains a lease, is based on the essence of the agreement and includes a determination as to if (i) the fulfillment of the agreement depends on the use of one or more specific assets and (ii) the agreement assigns the right to use the asset.

(i)	Aircraft leases

Aircraft classified as operating leases are reported in the Company’s balance sheet as property, plant and equipment, and depreciated over their estimated useful lives. The rental income (net of any subsidy granted to the lessee) is recorded by the straight-line method over the lease period. Aircraft classified as finance leases are not recorded in the Company’s assets after the lease commences; the income and respective cost of sales are recorded on the date of the leasing transaction.

(ii)	Other leases

Leases in which the Company holds substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a property, plant and equipment asset and a financial liability (lease). Property, plant and equipment assets purchased classified as finance leases are depreciated at the rates in Note 16.

Leases in which a significant part of the risks and benefits of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are appropriated to the statement of income on the straight-line method over the contract period.

(t)	Borrowing costs

Borrowing costs attributable to acquisitions, buildings, or production of qualifying assets that need a substantial period of time to be ready for use or sale are capitalized as part of the cost of the asset. The additional borrowing costs are recognized as expenses in the period when they occur. Borrowing costs include interest and other costs that the Company incurs in connection with funds raising.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(u)	Advances from customers

These refer basically to advances received from customers prior to the delivery of the aircraft.

(v)	Contingent assets and liabilities, legal obligations and court-mandated escrow deposits

Contingent assets - are not recognized except when the Company concludes that the gain is virtually certain or in the case of real guarantees or favorable legal decisions which no further appeals can be made.

Provision for contingencies- are recorded considering the advice of the Company’s legal counsel, the nature of the lawsuits, similarity with previous cases, complexity and court interpretations, whenever the loss is considered probable, would result in a probable outflow of resources to settle the obligations and also when the amounts involved can be measured with a reasonable degree of certainty. Contingent liabilities classified as possible losses are not recorded, but disclosed in the financial statements, and where the probability of loss is classified as remote, no provision or disclosure is made.

Court-mandated escrow deposits are recorded as other assets.

The amount recorded in the provisions is considered sufficient to cover the estimates of probable losses.

(w)	Employee benefits

(i)	Defined contribution

The Company and its subsidiaries provide defined contribution pension plans for their employees. For the companies headquartered in Brazil, the administration of the plan was transferred from Banco do Brasil S.A. - BB Previdência to EMBRAER PREV - Sociedade de Previdência Complementar in 2010.

(ii)	Post-retirement healthcare benefits

The Company provides healthcare benefits including medical treatment, reimbursement of costs of medications, dental treatment and other benefits for certain retirees who retired in the past and for certain retirees who will retire in the future.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment.

The Company accounts for such benefits recognizing in its balance sheet the over or underfunded status of its defined benefit post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. The Company also recognizes changes in the funded status of defined benefit post-retirement plans within other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

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

(x)	Earnings per share

Basic earnings per common share was computed by dividing net income attributable to owners of Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Undistributed net income attributable to owners of Embraer is computed by deducting total dividends from net income attributable to owners of Embraer.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

(y)	Share-based payment

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of revisions to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

(z)	Employee profit sharing plan

The employee profit-sharing program is linked to the Company’s net income and to performance targets. Provisions are recorded monthly for the amounts determined proportionally to the salaries payable. The policies established for company profit-sharing are set forth in Note 31.

(aa)	Dividends and interest on own capital

Proposed distribution of dividends to shareholders is recorded as a liability in the Company’s financial statements at the end of the tax year, based on the corporate bylaws. Any amount over and above the minimum mandatory dividends according to Brazilian Law is only provisioned when declared by the Shareholders’ meeting.

Interest on own capital, paid out or registered as a provision, is recorded in the accounts as a financial expense for tax purposes. However, for purposes of these financial statements, the amount is disclosed as a part of the net income for the year, and reclassified to shareholders’ equity; the tax benefits arising from the distributions are included the net income for the year.

(bb)	Income tax and social contribution

Tax expenses for the period comprise current and deferred income tax. Tax is recorded in the statement of income, except to the extent that it relates to items recognized in Other comprehensive income or directly in Shareholders’ equity. In this case, the tax is also recognized in Shareholders’ equity.

The current income tax charge is calculated at the nominal rates applicable in each country, which on a composite, in the case of the Brazilian operations, approximate 34%, comprising income tax of 25% and social contribution on net income of 9%.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their accounting values in the consolidated financial statements.

Deferred tax assets are recorded on income tax and social contribution losses, and on temporary differences between the book and tax bases of assets and liabilities, when it is probable that future taxable income will be sufficient to recover these tax credits. This assessment is based on projections of future results of operations prepared and supported by internal assumptions and on future economic scenarios and are, accordingly, subject to change.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

There is no prescriptive period of the tax losses carryforwards from the Brazilian operations; however, their compensation is limited in future years to 30% of the tax payable in each year.

(cc)	Product warranties

Warranty expenses relating to aircraft and spare parts are recognized at the time of delivery, based on the estimated amounts to be incurred. These estimates are based on historical factors that include warranty claims and the corresponding repair and replacement costs, the warranty given by the suppliers and the contractual coverage period. The warranty coverage period is usually between 36 and 60 months. In some cases, the Company might be required by the aviation certification authorities to modify the product after delivery, due to upgrades or performance improvements. A provision is recorded for the estimated costs of these modifications when the new requirements or improvements are demanded and known.

Certain sales contracts may contain clauses guaranteeing minimum aircraft performance levels subsequent to delivery, based on predetermined operating targets. If the aircraft which is subject to such guarantees does not achieve the minimum performance indices after delivery, the Company may be obliged to reimburse its customers for the increase in operating costs and services incurred, based on the criteria defined in the agreements. Losses relating to such performance guarantees are recognized when known or when, in Management’s opinion, circumstances indicate that the aircraft is unlikely to meet the minimum expected performance requirement.

(dd)	Financial guarantees and residual value guarantees

Based on its analysis of the market and economic scenario, the Company may, in some cases, grant financial or residual value guarantees as part of the structured financing at the time of delivery of its aircraft. The guaranteed amount is based on the expected future value of these aircraft at a certain moment in time during the period of effectiveness of the financing and is subject to a guarantee ceiling. If the guarantees are executed, the Company must bear the difference, if any, between the guaranteed amount and the fair market value of the respective aircraft.

The provision for guarantees is based on statistical information or appraisals by third parties that take into consideration, among other factors, the future value of the aircraft on the maturity and within the limits guaranteed by the Company. The Company records a provision to cover the risk of loss on these guarantees, and the estimates are reviewed upon the occurrence of events that justify such reviews, when an additional provision may be recorded based on the estimated losses (Note 38).

Residual value guarantees (RVG) are recorded as financial derivative instruments (Note 38).

In some cases, the Company holds guarantee deposits in favor of third parties to whom financial and residual value guarantees have been given related to aircraft financing structures (Note 14).

(ee)	Unearned income

This refers to commitments to supply spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered, the income from which will be appropriated when the service or product is delivered to the customer.

This account also includes the unearned income on certain aircraft sales that, because of contractual obligations, are accounted for as operating leases.

(ff)	Other current and non-current liabilities

These are stated at known or estimated amounts including, when applicable, accrued charges and foreign exchange differences.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(gg)	Revenue recognition

Revenue comprises the fair value of the remuneration received or to be received for the sale of products and services in the normal course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

(i)	Revenue from aircrafts and spare parts

Revenues from sales of commercial, executive and other aircraft, spare parts and services are generally recognized at the time of delivery or shipment, when the risks and benefits are transferred to the customer.

(ii)	Revenue from after sales support

Revenue from aircraft sales contracts involving the supply of spare parts, training and technical representation is recognized when effectively realized.

(iii)	Revenue from Exchange Pool Program

Revenue from the spare parts pool programs is recognized during the period of the contract and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft covered by this program.

(iv)	Revenue from construction contracts

In the Defense and security business, includes long term contracts the revenue from which is recognized according to the percentage-of-completion method, considering the percentage of costs incurred in relation to the estimated total costs. Some contracts contain clauses for price increases based on pre-established price indices which are recognized on an accrual basis. Adjustments of recognition of revenues from sales contracts in the Defense and security business sector are recorded when there is evidence that they will occur, based on Management’s best estimates.

(v)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period, and records such revenues as income under the “other related businesses” line item of our segment reporting.

(vi)	Sales deductions

Sales deductions comprise indirect sales taxes and contractual concessions. The Company may offer contractual concessions that provide customers with a reduction in the amount paid for the aircraft. The concessions are recorded as sales deductions, because the concessions represent a reduction of the sales price.

(hh)	Cost of sales and services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

(i)	Material - substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formula which reflect, in part, inflation in the United States.

(ii)	Labor - these costs are primarily Real-denominated.

(iii)	Depreciation - property, plant and equipment is depreciated over the useful lives, on a straight- line basis.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Depreciation of aircraft classified as operating leases and exchange pool programs is recorded in Cost of sales and services, from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

(iv)	Amortization - Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft and intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

The Company accrues a liability for obligations associated with product warranties at the aircraft delivery date estimated based on historical experience and recorded in Cost of sales and services, pursuant to the accounting standard for contingencies.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions. These costs are recognized when the product or service is provided to the customer.

(ii)	Operating expenses and other income

Operating expenses are basically made up of sales and marketing, administration, research and other operating expenses.

(jj)	Government grants

Refers to investment subsidies received from FINEP (Research and Projects Financing Agency) for joint development of technologically innovative projects, in accordance with Law 10,973/04, relating to subsidies for technological research and development. These amounts are recorded in the statement of income to the extent that the recourses are invested and the contractual milestones are met.

Government grants received for investments in research that is in accordance with pre determined conditions are recorded in the statement of income as a reduction of research expenses.

(kk)	Financial income and expenses

Financial income and expenses primarily comprise earnings on short-term investments, financial charges on loans, interest on contested taxes and contingencies (Note 34), as well as foreign exchange differences on assets and liabilities expressed in currencies other than the functional currency (U.S. dollars). Financial income and expenses exclude borrowing costs attributable to acquisitions, buildings or production of qualifying assets that need a substantial period of time to be ready for use or sale which are capitalized as part of the cost of the asset.

(ll)	Transitional tax regime

The transitional tax regime (Regime Tributário de Transição - RTT) will be in force until a law regulating the tax effects of the new accounting methods comes into effect, while seeking to maintain tax neutrality.

The regime was optional for tax-years 2008 and 2009 and is mandatory for 2010, as follows:

(i)	Application to the two-year period 2008-2009, and not only to a single year; and

(ii)	Declaration of the election in the corporate income tax return (DIPJ).

The Company decided to adopt the RTT in 2008. Accordingly, for purposes of determining income tax and social contribution for the years ended December 31, 2010 and 2009, the Company adopted the prerogatives set forth in the RTT.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(mm)	Statement of Cash Flows

The statement of cash flows was prepared on the indirect method in accordance with IAS 7 - Statement of Cash Flows.

(nn)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments and making strategic decisions, is the Chief Executive Officer.

3.	Critical Accounting Estimates

The preparation of the financial statements requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed. Actual results may differ from such estimates.

In order to provide an understanding about how Management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Sales and other operating revenues

The Company recognizes revenues from sales made by the commercial, executive, aviation services and Defense and security business when benefits and risk of ownership is transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is provided to the customer.

The Company also recognizes rental revenue for leased aircraft, classified as operating leases on a straight-line basis over the lease term and, when presenting information by operating segment, we record such rental revenue under the “other related businesses” line item of our segment reporting.

In the Defense and security segment, a significant portion of revenues is derived from long-term development contracts with Brazilian and foreign governments, for which the Company recognize revenues on the percentage-of-completion, or POC, method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion. Use of the percentage-of-completion method requires the Company to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to fall by 10% from management’s estimates, the amount of revenue recognized in the year would be increased by US$ 77.4 and if the total costs to rise by 10%, the amount of revenue recognized in the year would be decreased by US$ 90.8.

Revenue under exchange pool programs is recognized monthly over the contract term and consists partly of a fixed fee and partly of a variable fee directly related to actual flight hours of the covered aircraft.

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

•

if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially under the Company’s control.

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

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(b)	Product warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by the Company’s risk-sharing partners and supplies. The Company recognizes warranty expense, as cost of sales and services, at the time of sale based on the estimated amounts of warranty costs anticipated to be incurred. These estimates are based on a number of factors, including historical warranty claims and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from past experience, mainly when a new family of aircraft enters service, which could require us to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

(c)	Guarantees and trade-in rights

The Company may offer financial and residual value guarantees and trade-in rights related to its aircraft. The Company reviews the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. The estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. The Company evaluates the creditworthiness of obligors for which it provides credit guarantees by analyzing a number of factors, including third-party credit ratings and the estimated obligors’ borrowing costs.

(d)	Residual interests in aircraft

In structured financing arrangements, an entity purchases an aircraft from the Company, pays the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of an aircraft, and a portion of the credit risk remains with that third party.

Although it has no equity interests, the Company controls the SPEs operations or takes a majority share of their risks and rewards. Accordingly, the SPEs owned by third parties where the Company has control are consolidated. When the Company no longer holds control, the assets and liabilities related to the aircraft are deconsolidated from the Company’s balance sheet.

The Company evaluates control characteristics over the SPE principally based on a qualitative assessment. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and their interests in the entity which either create or absorb variability. The Company evaluated the design of the SPE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In limited cases, when it is unclear from a qualitative standpoint who has control over the SPE, the Company uses a qualitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

(e)	Impairment

Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the discounted future cash flows of the asset or its net realizable value. Assets are grouped based on families of aircraft, which are the Company’s cash-generating units (CGU). The Company uses assumptions to determine the expected discounted cash flows including the forecasts of future cash flows and the net realizable values, which are based on the Company’s best estimate of future sales and operating costs, primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any. The Company registered the net accounting value of the underlying assets if the sum of the expected future cash flows or the net

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

realizable value is less than accounting value. These reviews to date have not indicated the need to recognize any impairment.

(f)	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(g)	Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Because the majority of the Company’s tax basis is in Reais and its functional currency is the U.S. dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates particularly from the comparative bases of its non-monetary assets. As at December 31, 2010, if the Real to depreciate or appreciate by 10% against the U.S. dollar, the deferred income tax expense would have increased by approximately US$ 109.0 or decreased by US$ 109.0, respectively.

4.	Accounting pronouncements not yet adopted

The following standards and amendments to the existing standards have been issued and are mandatory for accounting periods beginning on or after January 1, 2011 and for subsequent periods. These standards and amendments have not been early adopted by the Company.

- IFRS 9, “Financial instruments”, issued in November 2009. This standard is the first step in the process of substitution of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classification and measurement of financial assets and will probably affect the Company’s accounting for its financial assets. The standard applies as from January 1, 2013, but may be adopted earlier. The Company is analyzing the impact on financial statements.

- IAS 24, Revised, “Related Parties Disclosures”, issued in November 2009. It replaces IAS 24, “Related Parties Disclosures”, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Full or partial early adoption is permitted. The revised standard clarifies and simplifies the definition of related parties and eliminates the requirement for entities related to the government to disclose details of all their transactions with the government and other government-related entities. The Company is analyzing the impact on financial statements.

- “Classification of rights issues” (amendment to IAS 32), published in October 2009. The amendment is applicable for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues denominated in a currency other than the functional currency of the issue. Provided certain conditions are complied with, these share rights are now classified as equity, irrespective of the currency in which the exercise price is denominated. Previously, the shares had to be accounted for as derivative liabilities. The amendment applies retroactively, pursuant to IAS 8 “Accounting Policies, Changes in Accounting. Estimates and Errors”. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

- IFRIC 19, “Extinguishing Financial Liabilities with Equity” has been in force since July 10, 2010. The interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability (conversion of the debt). This requires recognition of any gain or loss in profit or loss, this being measured as the difference between the book value of the financial liability and the fair value of the equity instruments issued. If the fair value of the financial instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Company will apply the interpretation from January 1, 2011. This is not expected to have any impact on the Company’s financial statements.

- “Prepayment of Minimum Funding Requirements” (amendment to IFRIC 14), issued in May 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19 - “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. Without the amendments, entities would not be permitted to recognize as an asset prepayments of minimum funding contributions. This was not the intention on issuing IFRIC 14, and the amendments correct this. The amendments come into effect for annual periods beginning January 10, 2011. Earlier application is permitted. The amendments should be applied retroactively to the first comparative period presented. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

5.	First-Time Adoption of IFRS

5.1	Basis of transition to IFRS

5.1.1	Application of IFRS 1

The Company’s financial statements for the year ended December 31, 2010 are the first annual financial statements that comply with IFRS as issued by the IASB. The Company applied IFRS 1, “First time adoption of IFRS”, in preparing these consolidated financial statements. The Company determined January 1, 2009 to be the transition date for IFRS.

The prior GAAP of the Company are the accounting practices adopted in Brazil (Prior Brazilian GAAP). Reconciliations from the previously issued financial statements prepared in accordance with the Prior Brazilian GAAP at January 1, 2009, at December 31, 2009 and for the year then ended, to the corresponding balances of shareholder’s equity and net income are presented herein (Note 5.2). Reconciliations to the corresponding balances of shareholders’ equity and net income balances in the consolidated financial statements filed with the U.S. Securities and Exchange Commission, as of January 1, 2009, as of and for the year ended December 31, 2009 prepared under U.S. generally accepted accounting principles (U.S. GAAP) are also presented (Note 5.3).

The accounting policies set out in Note 2 have been applied in preparing the financial statements as at and for the year ended December 31, 2010, the comparative information presented for the year ended December 31, 2009 and the opening IFRS balance sheet at January 1, 2009.

In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as set out in IFRS 1.

5.1.2	Exemptions to full retrospective application - elected by the Company

IFRS 1 allows first-time adopters certain exemptions from the general requirements contained in IFRSs. The Company opted to apply the following exceptions to retrospective application of IFRS:

•	Exemption for business combination

Business combinations through December 31, 2008 were accounted for under prior GAAP. As at

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

December 31, 2008, the Company did not present significant goodwill relating to these business combinations under the prior GAAP.

•	Exemption for leases

The Company adopted the lease exemption for contracts which may contain a lease based on the facts and circumstances as at the date of transition to IFRS. There was no impact on the financial statements.

The remaining voluntary exemptions do not apply to the Company:

•	Exemption for share-based payment transactions

This exemption is not applicable as options granted by the Company were already vested before the transition date.

•	Exemption for insurance contracts (IFRS 4 “Insurance Contracts”)

The Company does not issue insurance contracts; therefore this exemption is not applicable.

•	Exemption for fair value as deemed cost

The Company was in full compliance with the requirements of IAS 16 at the transition date.

•	Exemption for cumulative translation differences

The Company elected to record prior amounts from the cumulative translation adjustment through January 1, 2009, and therefore this exemption is not applicable.

•	Exemption for assets and liabilities of subsidiaries

This exemption is not applicable, as the use of the exemption is made at the level of the subsidiary, associate or joint venture that adopts IFRS when later than its parent company.

•	Exemption for compound financial instruments

The Company has not issued any compound financial instrument; this exemption is not applicable.

•	Designation of previously recognized financial instruments

This exemption is not applicable, as there were no financial instruments to be designated as available-for-sale.

•	Fair value measurements of financial assets or financial liabilities

Management has not applied the exemption offered by the revision of IAS 39 on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market; this exemption is not applicable.

•	Changes to existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment exemption.

The Company does not have any decommissioning liabilities relating to its property, plant and equipment; this exemption is not applicable.

•	Service concession arrangements

The Company does not have agreements under the scope of IFRIC 12, “Service concession

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

arrangements”; this exemption is not applicable.

•	Borrowing costs

This exemption is not applicable to the Company.

•	Transfer of assets from customers

The Company does not have agreements under the scope of IFRIC 18, “Transfers of Assets from Customers; this exemption is not applicable.

•	Extinguishing financial liabilities with equity instruments

The Company does not have agreements under the scope of IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”; this exemption is not applicable.

•	Exemption for employee benefits

The Company does not have significant employee defined benefit plans. Therefore, this exemption is not relevant.

5.1.3	Exceptions to full retrospective application

The Company applied the following compulsory exceptions to retrospective application:

•	Estimates

Estimates under IFRS at January 1, 2009 and December 31, 2009 are consistent with estimates made as at the same dates under Prior Brazilian GAAP. There is no evidence that those estimates were made in error.

•	Derecognition of financial assets and liabilities

Financial assets and liabilities derecognized before January 1, 2009 are not re-recognized under IFRS. The application of this exception had no significant impact on these financial statements.

•	Hedge accounting

Management has chosen not to apply hedge accounting. Accordingly, no adjustments were required.

•	Noncontrolling interest

Management applied prospectively from the date of transition to IFRS the requirement of IAS 27 in attributing total comprehensive income to the noncontrolling interest; and for accounting for changes in the parent’s ownership interest in a subsidiary.

5.2	Reconciliation between BR GAAP and IFRS

In preparing its opening balance sheet, the Company has adjusted amounts originally reported in its financial statements for the year ended December 31, 2008 prepared in accordance with Prior Brazilian GAAP.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

5.2.1	Explanation of the effect of the transition to IFRS

(a)	Financial guarantee

Prior Brazilian GAAP did not provide specific guidance on accounting for financial guarantee contracts. The Company determined its accounting policy based on the requirements of U.S. GAAP. Based on its prior GAAP, the Company recognized only financial guarantee contracts executed after December 31, 2002.

Under IFRS, IAS 39 - “Financial Instruments: Recognition and Measurement” defines financial guarantee contracts as a contract that requires the issuer to make payments to reimburse the holder for a loss it may incur because a debtor fails to make payments when due in accordance with the terms of a debt instrument. IAS 39 requires these contracts be initially recognized at fair value. Furthermore, IAS 39 has no exemption for retrospective application in accounting for financial guarantee contracts and, therefore, the Company recorded at the transition date all financial guarantee contracts.

All sales with a financial guarantee are treated as multiple element arrangements. The revenue related to such financial guarantees is deferred and recognized over the life of the contracts.

The Company recorded provisions for financial guarantee contracts of US$ 136.1 and US$ 120.6, as at January 1 and December 31, 2009, respectively, and recognized in 2009 US$ 15.5 in revenue.

(b)	Residual value guarantee

Prior Brazilian GAAP did not provide specific guidance on accounting for residual value guarantee contracts. The Company determined its accounting policy based on the requirements of U.S. GAAP. Based on its prior GAAP, the Company recognized only residual value guarantee contracts issued after December 31, 2002.

Under IFRS, IFRS 4 - “Insurance Contracts” defines a residual value guarantee contract as a guarantee by one party of the fair value at a future date of a non-financial asset held by a holder of the guarantee. As the contracts issued by the Company cover the beneficiary only for changes in market prices and not for changes in the condition of the beneficiary’s asset, the contract is not an insurance contract and is accounted for as a derivative within the scope of IAS 39. Under IAS 39 these contracts are initially and subsequently measured at fair value. IAS 39 does not provide for exemption from retrospective application in accounting for derivative financial instruments and, therefore, the Company recognized at the transition date all residual value guarantee contracts executed before 2002. Under IFRS, the balances of US$ 9.4 and US$ 8.3 were recorded, as at January 1 and December 31, 2009, a fair value remeasurement adjustment of US$ 1.1 was charged to financial expenses respectively.

(c)	Post-retirement benefits

The cumulative net actuarial gains totaling US$ 1.0, which had not been recognized under Prior Brazilian GAAP, were recognized in retained earnings as at January 1, 2009. The same adjustment was applied as at December 31, 2009.

(d)	Deferred income tax effects on IFRS adjustments

Deferred income tax adjustments have been recorded on the IFRS transition adjustments and total US$ 49.5 as at January 1, 2009 and US$ 43.9 as at December 31, 2009. As a result, US$ 5.6 has been recognized in the 2009 statement of income.

(e)	Retained earnings

With the exception of the reclassifications, all adjustments above were recognized against opening retained earnings as at January 1, 2009.

(f)	Earnings per share

Under Prior Brazilian GAAP, net income (loss) per share was only presented in the parent company financial statements and was calculated on the number of shares outstanding at the balance sheet date excluding shares held as treasury shares.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Under IFRS, basic earnings per share is presented based on the Company’s consolidated net income, considering the weighted average number of shares outstanding during the period excluding shares held as treasury shares. Diluted earnings per share are also presented, taking into account the potentially dilutive impact of outstanding share options.

(g)	Classification of line items

(i)	Under Prior Brazilian GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. Under IFRS, deferred tax assets and liabilities are netted where there is a legal right to offset as well as the Company’s intention and are classified as non-current.

(ii)	Under Prior Brazilian GAAP, noncontrolling interest is presented outside shareholders’ equity. Under IFRS, noncontrolling interest is presented within the shareholders’ equity section.

5.2.2	Reconciliations

(a)	Reconciliation of shareholders’ equity as at January 1, 2009 and December 31, 2009

	Note		As of December 31, 2009	At transition date - January 1, 2009
Shareholders’ equity as originally presented under Prior GAAP (Brazilian GAAP)			2,883.5	2,554.8

Financial guarantee	5.2.1	(a)	(120.6)	(136.1)
Residual value guarantees	5.2.1	(b)	(8.3)	(9.4)
Post-retirement benefits	5.2.1	(c)	1.0	1.0
Deferred income tax effects on IFRS adjustments	5.2.1	(d)	43.9	49.5
Presentation of non-controlling interest	5.2.1	(g)	90.3	70.0
Other differences			(6.8)	(4.2)

Shareholders’ equity as reported under IFRS			2,883.0	2,525.6

(b)	Reconciliation of comprehensive income for the year ended December 31, 2009

	Note		Year ended December 31, 2009
Net income as originally presented under Prior GAAP (Brazilian GAAP)			457.0

Financial guarantee	5.2.1	(a)	15.5
Residual value guarantee	5.2.1	(b)	1.1
Deferred income taxes effects on IFRS adjustments	5.2.1	(d)	(5.6)
Presentation of non-controlling interest	5.2.1	(g)	13.7
Other comprehensive income			4.7
Other differences			(2.7)

Comprehensive income as reported under IFRS			483.7

5.3	Additional reconciliation between U.S. GAAP and IFRS

Reconciliations between the U.S. GAAP balances presented in the financial statements included in the December 31, 2009 Form 20-F filed with the SEC as at January 1, 2009 and December 31, 2009 and for the year then ended and the IFRS balances.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

5.3.1	Summary of principal differences between U.S. GAAP and IFRS

(a)	Intangible assets

In the course of its activities, the Company incurs aircraft research and development costs. These costs include engineering, stress testing, prototyping and other related expenditures.

Under U.S. GAAP, research and development expenses were recognized as incurred.

IAS 38 “Intangible Assets” permits certain internally generated intangible assets to be capitalized. For capitalization purposes, the following criteria must be met:

-	The definition criteria:

•	The intangible asset must be identifiable to distinguish it from goodwill;

•	The company must control the asset; and

•	The future economic benefits from the intangible asset must flow to the company.

-	The recognition criteria:

•	It is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and

•	The cost of the asset can be measured reliably.

-	Development phase criteria:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale can be demonstrated;

•	The intention to complete the intangible asset and use it can be demonstrated;

•	The ability to use the intangible asset can be demonstrated;

•	The company can demonstrate how the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use the intangible asset can be demonstrated; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development can be demonstrated.

At the transition date, the Company had certain development projects which met the above criteria and, therefore, IAS 38 was applied retrospectively. As a result, capitalized assets totaling US$ 665.5 and US$ 695.2, as at January 1 and December 31, 2009, respectively.

In December 31, 2009, US$ 26.2 was recognized to expenses with amortization.

(b)	Acquisition of noncontrolling interest

Under U.S. GAAP, in 2008, the acquisition of the 40% noncontrolling interest in the subsidiary ELEB was recorded at fair value.

Under Prior Brazilian GAAP, the noncontrolling interest acquired was measured at book value and a negative goodwill balance was recorded. At transition date, the negative goodwill recorded was reversed to opening retained earnings. As permitted by IFRS 1, this transaction was not reprocessed.

Under IFRS, liabilities were reduced by US$ 17.0 and US$ 19.5 as at January 1 and December 31, 2009, respectively, and US$ 2.5 was recorded in income as a result of changes in assets or liabilities affected by

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

purchase price allocations.

(c)	Income tax effects - recognition criteria

Under U.S. GAAP, consistent with ASC 740-10, paragraph 25-3 (f), the Company did not recognize a deferred tax liability or asset for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

IAS 12 “Income Taxes” requires that deferred tax asset or liabilities be recognized for all deductible or taxable temporary differences, with the following exceptions:

-	Deferred tax liability - except to the extent that the deferred tax liability arises from:

•	the initial recognition of goodwill; or

•	the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither net income nor taxable profit.

-	Deferred tax asset - to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be offset, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:

•	is not a business combination; and

•	at the time of the transaction, affects neither net income nor taxable profit.

Accordingly, under IFRS, US$ 303.7 and US$ 127.7 was recorded as a liability, as at January 1 and December 31, 2009, respectively, and US$ 176.0 was recorded as deferred tax expenses in 2009.

Reconciliations

(a)	Reconciliation of shareholders’ equity at January 1, 2009 and December 31, 2009

	Note		As of December 31, 2009	At transition date - January 1, 2009
Shareholders’ equity as originally presented under US GAAP			2,428.6	2,279.3

Intangible assets - Capitalization of development cost	5.3.1	(a)	695.2	665.5
Financial guarantee	5.2.1	(a)	(120.6)	(136.1)
Recognition of deferred assets and liabilities	5.3.1	(d)	(127.7)	(303.7)
Acquisition of non-controlling interest	5.3.1	(c)	(19.5)	(17.0)
Residual value guarantees	5.2.1	(b)	(8.3)	(9.4)
Other differences			(8.6)	(2.5)
Deferred income taxes effects on IFRS adjustments	5.2.1	(d)	43.9	49.5

Shareholders’ equity as reported under IFRS			2,883.0	2,525.6

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(b)	Reconciliation of comprehensive income for the year ended December 31, 2009

	Note		Year ended December 31, 2009
Comprehensive income as originally presented under US GAAP			275.7

Recognition of deferred assets and liabilities	5.3.1	(d)	176.0
Intangible assets - Capitalization of development cost	5.3.1	(a)	26.2
Financial guarantee	5.2.1	(a)	15.5
Residual value guarantee	5.2.1	(b)	1.1
Measurement of financial instruments	5.3.1	(b)	5.3
Acquisition of non-controlling interest	5.3.1	(c)	(2.5)
Deferred income tax effects on IFRS adjustments	5.2.1	(d)	(5.6)
Other comprehensive income			(8.7)
Other differences			0.7

Comprehensive income as reported under IFRS			483.7

6.	Financial Instruments

a)	Financial instruments by category:

	12.31.2010
	Note	Cash and cash equivalents	Loans and receivables	Assets measured at fair value through profit or loss	Investments held to maturity	Total

Cash and cash equivalents	7	1,393.1	—	—	—	1,393.1
Financial assets	8	—	—	724.6	61.0	785.6
Trade accounts receivable	9	—	349.3	—	—	349.3
Customer and commercial financing	10	—	70.5	—	—	70.5
Collateralized accounts receivable	11	—	538.2	—	—	538.2
Derivative financial instruments	39	—	—	22.3	—	22.3

		1,393.1	958.0	746.9	61.0	3,159.0

	12.31.2009
	Note	Cash and cash equivalents	Loans and receivables	Assets measured at fair value through profit or loss	Investments held to maturity	Total
Cash and cash equivalents	7	1,592.4	—	—	—	1,592.4
Financial assets	8	—	—	935.3	43.4	978.7
Trade accounts receivable	9	—	407.4	—	—	407.4
Customer and commercial financing	10	—	52.7	—	—	52.7
Collateralized accounts receivable	11	—	486.0	—	—	486.0
Derivative financial instruments	39	—	—	24.6	—	24.6

		1,592.4	946.1	959.9	43.4	3,541.8

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	01.01.2009
	Note	Cash and cash equivalents	Loans and receivables	Assets measured at fair value through profit or loss	Investments held to maturity	Total
Cash and cash equivalents	7	1,820.7	—	—	—	1,820.7
Financial assets	8	—	—	407.0	42.1	449.1
Trade accounts receivable	9	—	454.7	—	—	454.7
Customer and commercial financing	10	—	121.8	—	—	121.8
Collateralized accounts receivable	11	—	478.6	—	—	478.6
Derivative financial instruments	39	—	—	29.9	—	29.9

		1,820.7	1,055.1	436.9	42.1	3,354.8

b)	Credit rating of financial instruments:

	12.31.2010	12.31.2009	01.01.2009
Cash and cash equivalents	1,393.1	1,592.4	1,820.7
Financial assets	785.6	978.7	449.1

Total	2,178.7	2,571.1	2,269.8

Based on external appraisal:
AAA	1,825.4	2,233.3	2,010.8
AA	233.1	220.0	155.7
A	120.2	102.8	102.2
BBB	—	15.0	1.1

Total	2,178.7	2,571.1	2,269.8

	12.31.2010	12.31.2009	01.01.2009
Trade accounts receivable, net	349.3	407.4	454.7
Customer and commercial financing	70.5	52.7	121.8
Collateralized accounts receivable	538.2	486.0	478.6

Total	958.0	946.1	1,055.1

Based on internal appraisal:
Group 1	2.0	36.0	6.4
Group 2	176.4	153.5	163.8
Group 3	779.6	756.6	884.9

Total	958.0	946.1	1,055.1

Group 1 : New customers (less than one year)

Group 2 : Customers (more than one year) impaired

Group 3 : Customers (more than one year) not impaired

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

7.	Cash and cash equivalents

	12.31.2010	12.31.2009	01.01.2009
Cash and banks:
U.S. dollar	41.2	41.1	13.3
Brazilian reais	1.4	4.8	110.7
Euro	20.6	37.2	38.0
Other	37.8	18.5	11.4
Cash in transit-US dollar	1.7	7.6	108.0

	102.7	109.2	281.4

Cash equivalents :
In Brazilian reais
Exclusive investment funds (EIF’s)
Government securities (i)	—	—	0.7
Repurchase agreements (ii)	506.3	777.1	509.2
Private (iii)	1.9	84.1	19.5
Securities Portfolio
Private (iii)	179.5	4.4	—

	687.7	865.6	529.4

In U.S. dollars
Fixed-term deposits (iv)	381.6	149.0	122.0
Investment funds (v)	191.8	464.4	859.3
“Overnight”	—	0.6	23.9
Other currencies
“Overnight”	29.3	3.6	4.7

	602.7	617.6	1,009.9

	1,393.1	1,592.4	1,820.7

The average annual interest rates as at December 31, 2010, for financial investments in Reais and in U.S. dollars were 10.05% e 1.58% (10.16% and 3.06% p.a. as at December 31, 2009), respectively.

As of December 31, 2010 and 2009 and January 1, 2009, the portfolios of the Exclusive Investment Funds (EIFs) were mainly comprised of highly-liquid securities with a maturity period of 90 days or less from the acquisition date for which there are no penalties or other restrictions for early redemption, recorded at realizable values. As of these dates, these funds had no significant obligations to third parties, these being limited to asset management fees and to other services inherent to the funds’ operations, which have already been deducted from the profit recorded. At December 31, 2010, December 31, 2009 and January 1, 2009, the cash equivalents denominated in Reais comprised:

(i)	Securities issued by the Brazilian Federal Government, mainly comprising National Treasury Bills – LTN, Financial Treasury Bills – LFT and National Treasury Notes – NTN with a maturity period of less than 90 days of the acquisition date.

(ii)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(iii)	These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

At December 31, 2010 and 2009 and January 1, 2009, the cash equivalents denominated in U.S. dollars comprised:

(iv)	Fixed-term deposits with highly-rated financial institutions with terms of less than 90 days; and;

(v)	Money Market Funds consisting of portfolios comprised of securities issued by institutions abroad with a low level of risk and daily liquidity.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

8.	Financial Assets

	12.31.2010			12.31.2009			01.01.2009
	Held for Trading	Held to maturity	Total	Held for Trading	Held to maturity	Total	Held for Trading	Held to maturity	Total
In Reais:
Exclusive investment funds (EIFs)
Private	339.7	—	339.7	5.1	—	5.1	13.0	—	13.0
Public securities(i)	20.3	—	20.3	348.3	—	348.3	128.5	—	128.5
Others	0.5	2.3	2.8	0.4	—	0.4	0.3	—	0.3

Total Reais	360.5	2.3	362.8	353.8	—	353.8	141.8	—	141.8

In U.S. dollars:
Money market funds	117.8	—	117.8	239.7	—	239.7	81.2	—	81.2
Investment funds	234.0	—	234.0	305.4	—	305.4	148.3	—	148.3
Public securities(i)	12.3	21.7	34.0	35.9	43.4	79.3	35.1	42.1	77.2
Others	—	37.0	37.0	0.5	—	0.5	0.6	—	0.6

Total U.S. dollars	364.1	58.7	422.8	581.5	43.4	624.9	265.2	42.1	307.3

Total	724.6	61.0	785.6	935.3	43.4	978.7	407.0	42.1	449.1

Current Assets	724.6	8.9	733.5	934.5	19.3	953.8	371.3	9.5	380.8

Non-current assets	—	52.1	52.1	0.8	24.1	24.9	35.7	32.6	68.3

(i)	Deposit facility agreements / Securities issued by the Brazilian federal government, classified as trading securities.

At December 31, 2010 and 2009 and January 1, 2009, the Company held investments in private money market funds. The assets essentially consisted of bonds issued by the Brazilian government, bank deposit certificates and debentures issued by publicly-held companies in Brazil. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly commission. The investments are marked to market daily at fair value through profit or loss, as the Company classifies these investments as held for trading.

These are bonds issued by the Brazilian federal government, comprising National Treasury Bills - LTN, denominated in U.S. dollars, acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (PROEX) between the 11th and 15th year after the sale of the respective aircraft, recorded at present value. These securities are classified as held to maturity, since the Company intends and has the ability to hold them in portfolio to maturity.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

9.	Trade Accounts Receivable, Net

	12.31.2010	12.31.2009	01.01.2009
Foreign customers	309.5	305.7	389.2
Brazilian Air Force (i)	64.0	124.6	95.4
Domestic customers	12.7	15.1	5.5

	386.2	445.4	490.1
Provision for doubtful accounts	(36.9)	(38.0)	(35.4)

	349.3	407.4	454.7
Less - current portion	348.6	406.9	448.8

Long - term portion	0.7	0.5	5.9

(i)	Brazilian Air Force is considered a third party to the Company.

Unbilled accounts receivables recognized under the POC (Percentage-of-Completion) for defense and security business totaled US$ 134.5 at December 31, 2010 and revenues recorded in 2010 was US$ 455.4.

At December, 31 2010, the accounts receivable of US$ 172.8 (US$ 253.8 December 31, 2009 and US$ 290.9 January 1, 2009) were fully performing.

At December 31, 2010, the accounts receivable of US$ 176.5 (December 31, 2009 US$ 153.6 - January 1, 2009 US$ 163.8) are overdue, but not impaired. These accounts relate to independent customers with no recent default history. The analysis of past due accounts receivable is presented below:

	12.31.2010	12.31.2009	01.01.2009
Up to 90 days	153.7	103.3	109.5
From 91 to 180 days	13.3	23.5	18.8
More than 181 days	9.5	26.8	35.5

	176.5	153.6	163.8

The accounts receivable are determined in the following currencies:

	12.31.2010	12.31.2009	01.01.2009
Reais	44.7	108.2	52.0
U.S. dollars	252.7	208.3	297.0
Euro	51.5	90.7	105.5
Other	0.4	0.2	0.2

	349.3	407.4	454.7

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2010	12.31.2009
Beginning balance	(38.0)	(35.4)
Foreign exchange variation	1.5	(0.9)
Additions	(14.4)	(5.1)
Reversal	1.3	2.2
Disposals	12.7	1.2

Ending balance	(36.9)	(38.0)

The maximum exposure to credit risk at the latest balance sheet date is the carrying value of each class of accounts receivable. The Company does not hold any collateral as security.

10.	Customer and Commercial Financing

Customer and commercial financing refer to the partial financing of certain sales of new aircraft by the Company, at average interest rates at December 31, 2010 of 6.31% p.a., (December 31, 2009 – 5.94% p.a. - January 1, 2009 – 5.46% p.a.), and secured by the

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

aircraft covered by the financing, at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2010	12.31.2009	01.01.2009

Less - current portion	20.4	11.2	8.6
Long - term portion	50.1	41.5	113.2

Total	70.5	52.7	121.8

At December 31, 2010, 2009 and January 1, 2009, the total value of customer and commercial financing were fully performing.

At December 31, 2010, the long-term maturities of the financing of accounts receivable are as follows:

Year
2012	11.8
2013	7.0
2014	6.3
2015	10.5
2016	14.5

50.1

11.	Collateralized Accounts Receivable and Recourse and Non-Recourse Debt

(a)	Collateralized accounts receivable

	12.31.2010	12.31.2009	01.01.2009

Minimum lease payments receivable	455.3	409.6	463.3
Estimated residual value of leased assets	458.4	463.2	463.2
Unearned income	(375.5)	(386.8)	(447.9)

Investment in sales-type lease	538.2	486.00	478.6
Less - current portion	11.6	12.0	11.5

Long - term portion	526.6	474.0	467.1

At December 31, 2010, the maturities of the amounts classified as non-current are as follows:

Year
2012	81.6
2013	14.0
2014	11.6
2015	10.6
2016	14.4
Thereafter 2016	394.4

526.6

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(b)	Recourse and Non-Recourse Debt

	12.31.2010	12.31.2009	01.01.2009

Recourse Debt	443.2	455.7	446.1
Non Recourse Debt	27.1	51.8	58.5

	470.3	507.5	504.6
Less - current portion	111.8	135.9	137.7

Long - term portion	358.5	371.6	366.9

At December 31, 2010, the maturities of the amounts classified as non-current are as follows:

Year
2012	208.7
2013	10.4
2014	10.8
2015	10.6
2016	14.4
Thereafter 2016	103.6

358.5

12.	Inventories

	12.31.2010	12.31.2009	01.01.2009

Finished goods (i)	253.6	274.3	171.4
Work-in-process (ii)	709.3	692.0	1,043.6
Raw materials	752.6	897.9	1,003.0
Spare parts	322.0	334.0	309.2
Aircraft available for sales (iii)	132.8	150.0	149.0
Consumption materials	19.8	20.4	18.7
Inventory in transit	209.1	216.6	364.7
Advances to suppliers	35.2	53.4	35.5
Provision for obsolescence (iv)	(152.9)	(159.4)	(128.9)
Provision for adjustment to market value (v)	(83.2)	(34.2)	(28.1)

	2,198.3	2,445.0	2,938.1
Less - current portion	2,193.4	2,438.5	2,930.1

Long - term portion	4.9	6.5	8.0

(i)	The following number of aircraft was in inventory at:

•	December, 31, 2010: 1 Legacy 600, 1 Legacy 650, 3 EMBRAER 190, 1 EMBRAER 195, 5 Phenom 100, 6 Phenom 300, 2 Lineage and 1 Ipanema;

•	December, 31, 2009: 2 Legacy 600, 5 EMBRAER 170, 1 EMBRAER 175, 2 EMBRAER 190, 1 EMBRAER 195 and 12 Phenom 100; and

•	January 1, 2009: 1 Legacy 600, 2 EMBRAER 170, 4 EMBRAER 190 e 1 EMBRAER 195.

Through to March 16, 2011, of the aircraft in inventory at December 31, 2010, the Company delivered one EMBRAER 190, one EMBRAER 195 and one Phenom 300.

(ii)	Includes Phenom 100 and 300 program pre-production series of US$ 23.6 (US$ 26.8 in December 31, 2009), operated under the certification campaign.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iii)	The used aircraft available for sale were as follows:

•	December, 31, 2010: 1 EMB 120, 1 Legacy 600, 2 EMBRAER 170, 1 EMBRAER 175, 3 EMBRAER 190 and 25 Citation Ultra; and

•	December, 31, 2009 and January, 1, 2009: 1 EMB 120, 1 Legacy 600, 2 EMBRAER 170, 1 EMBRAER 175 and 3 EMBRAER 190.

(iv)	A provision was recorded for items without movement for over two years and with no planned use in the production program, as well as to cover possible losses on inventories and excessive or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without movement for over six years.

Changes to the provision for obsolescence were as follows:

	12.31.2010	12.31.2009

Beginning balance	(159.4)	(128.9)
Additions	(16.0)	(35.8)
Disposals	20.2	1.0
Reversals	1.4	5.4
Foreign exchange loss(gain)	0.9	(1.1)

Ending balance	(152.9)	(159.4)
Less - current portion	(152.9)	(159.4)

Long - term portion	—	—

Disposal of US$ 1.3 refers to write-offs of scrap materials.

(v)	Refers to the provision recorded for adjustments to the realizable value of used aircraft. Changes to the adjustment to market value were as follows:

	12.31.2010	12.31.2009

Beginning balance	(34.2)	(28.1)
Additions (i)	(49.0)	(6.4)
Reversals	—	0.3

Ending balance	(83.2)	(34.2)
Less - current portion	(83.2)	(34.2)

Long - term portion	—	—

(i)	Refers mainly to adjustments to the realizable value of pre production series aircraft.

The inventory costs recognized as expenses and included in cost of sales totaled US$ 4,232.0 (2009 - US$ 4,298.6).

At December 31, 2010, US$ 13.4 in inventories had been pledged in guarantee of loans and financing.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.	Other assets

	12.31.2010	12.31.2009	01.01.2009

Court-mandated escrow deposits (i)	184.5	138.3	123.8
Credit with suppliers (ii)	26.8	20.3	17.9
Taxes recoverable (iii)	185.9	148.4	138.0
Prepaid expenses	28.4	23.4	33.0
Restricted cash	28.7	20.6	27.7
Advances to employees	15.7	13.9	10.0
Prepaid Insurance	9.4	8.5	9.4
Tax incentive - Amazon Investment Fund - FINAM (net)	5.8	5.5	4.1
Collateral pledge	5.5	—	—
Advances for services rendered	3.9	3.8	5.2
Contributions from suppliers credit	—	—	20.0
Other	17.9	15.9	15.6

	512.5	398.6	404.7
Less - current portion	275.4	215.2	240.1

Long - term portion	237.1	183.4	164.6

(i)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions for which there are no provisions as the loss is not considered probable.

(ii)	Refers to rework carried out on products supplied by third parties, which will be reimbursed in accordance with contractual agreements.

(iii)	Taxes recoverable:

	12.31.2010	12.31.2009	01.01.2009
ICMS (State Value-added Tax) and IPI (Excise Tax)	39.9	39.1	52.3

Income tax and contribution for social security on net income withheld	100.8	86.1	52.4
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	34.6	18.7	29.6
Others	10.6	4.5	3.7

	185.9	148.4	138.0
Less - Current portion	149.4	113.8	105.3

Long - term portion	36.5	34.6	32.7

14.	Guarantee deposits

	12.31.2010	12.31.2009	01.01.2009

Financing arrangements and residual value guarantees (i)	263.6	308.9	299.8
Sales financing structure guarantees (ii)	199.1	194.6	185.4
Others guarantees	2.1	2.1	8.0

	464.8	505.6	493.2
Less - current portion	—	—	—

Long - term portion	464.8	505.6	493.2

(i)	U.S. dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold if the guarantor of the debt (unrelated party) is required to pay the lender, the guarantor will be entitled to the amount in the escrow account. The amount deposited will be released at maturity of the financing contracts (between 2013 and 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Seeking to ensure profitability compatible with the term of the guarantee, in 2004 Embraer invested principal equivalent, to US$ 123.4 thousand in structured notes. In the event of default by Embraer, the maturity dates of these notes would be brought forward and they would be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount Events of default that could result in early maturity of the notes include: (a) insolvency of Embraer or filing for reorganization proceedings; and (b) default or restructuring of the Embraer debt in financing agreements. The interest received monthly is added to the principal and recorded as financial income for the period.

In 2010, US$ 35.3 (principal of US$ 26.4) was transferred to noncurrent investments, as the lien on that amount had been released.

(ii)	Financial investments denominated in U.S. dollars with third party financial institutions as a pledge under a specific sale financing structure. These investments earn interest at the annual LIBOR rate.

15.	Related Party Transactions

(a)	Related party transactions

	12.31.2010
	Current		Non current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Profit (Loss)
Banco do Brasil S.A.	360.0	98.8	198.9	198.9	11.1	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	0.2	4.8	—	342.2	(19.8)	—
Brazilian Air Force	64.0	160.0	—	9.9	—	205.1
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	7.8	—	—
Financiadora de Estudo e Projetos – FINEP	—	16.1	—	37.3	(0.5)	—

	424.2	279.7	198.9	596.1	(9.2)	205.1

	12.31.2009
	Current		Non current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Profit (Loss)
Banco do Brasil S.A.	406.1	130.6	194.6	204.6	13.0	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	0.4	451.4	—	187.4	(47.0)	—
Brazilian Air Force	124.6	133.1	—	—	—	215.3
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	8.4	—	—
Financiadora de Estudo e Projetos – FINEP	—	15.8	—	51.2	(0.9)	—

	531.1	730.9	194.6	451.6	(34.9)	215.3

	01.01.2009
	Current		Non current
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	440.0	368.7	—	189.3
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	4.1	—	554.2
Brazilian Air Force	95.4	43.8	—	—
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	8.1
Financiadora de Estudo e Projetos – FINEP	—	9.8	—	49.8

	535.4	426.4	—	801.4

Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. As of December 31, 2010, the Brazilian federal government owned our golden share, as well as an indirect 5.37% stake in us through the BNDESPAR, a

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian federal government plays a key role in our business activities, including as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

(b)	Remuneration of key Management personnel

Key management includes members of the statutory board and the board of directors. Compensation paid or payable to key management was as follows:

	12.31.2010	12.31.2009
Short-term benefits (i)	16.3	17.0
Stock option program	1.9	—
Total remuneration	18.2	17.0

(i)	Include salaries and social security contributions, profit sharing, bonus and severance pay.

During 2010 and 2009, no remuneration was paid in relation to post-employment, work contract rescission or other long-term benefits.

16.	Property, Plant and Equipment

(i)	Changes in estimates of the useful lives of property, plant and equipment

During 2010, the Company reviewed its estimate of the useful lives of property, plant and equipment, which resulted in a reduction in the depreciation rates and lengthening of the economic useful lives of the assets.

Estimates were based on internal specialists report and key assumptions made by those specialists which included: i) the Company’s operating plans, ii) past experience and iii) the maintenance and utilization plans of the assets. External elements were also taken into consideration for comparison, such as available technologies, manufacturers’ recommendations and manuals and durability rates of the assets. The Company determines residual value for certain aircraft and spare parts included in the Exchange Pool Program. Others items of property, plant and equipment does not have residual value attributed as the Company does not intend to sell or dispose of these assets, other than for scrap.

The new estimated useful lives were applied prospectively as from April 1, 2010, on the carrying balances of the assets. As a result of changes in estimated useful lives of the assets, the depreciation charges recognized in the consolidated statement of income at December 31, 2010 were US$ 19.2 less than the amount that would have been recorded based on the criteria used previously. The Company estimates that the effect of this change in accounting estimate in future years is approximately US$ 25.6.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

New average useful life applied since April 1, 2010:

Class of assets	Average useful life (years)
Buildings and improvements	29
Installations	20.5
Machinery and equipment	11
Furniture and fixtures	7.5
Vehicles	9.5
Aircraft	12.5
Computers and peripherals	5
Tooling	10
Other assets	5
Exchange pool program assets	11

(ii)	Non-use of deemed cost on initial adoption of the IFRS

Although recommended by the Brazilian Securities Commission - CVM, the Company did not attribute a new deemed cost to its assets. This decision was based on a detailed analysis, as follows:

•

The Company’s functional currency is the U.S. dollar. Accordingly, its assets were measured in U.S. dollars on acquisition, eliminating the impact of the inflationary effects generated over the years of high inflation;

•	The Company has a low level of incentives for acquisition of its assets which could result in lower values on recording these assets;

•	The majority of the Company’s assets are buildings or constructions connected to airport facilities and which the Company’ does not expect to sell;

•	The nature of the Company’s business is very specialized which creates barriers to sale; and

•	In the case of its aircraft, these are maintained at market value.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Changes in property, plant and equipment:

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2009	11.1	389.8	122.3	459.2	43.9	13.2	375.8	108.8	264.2	2.5	132.5	16.0	1,939.3
Additions	—	1.7	—	22.8	1.5	0.1	29.0	12.3	10.1	0.4	47.1	24.6	149.6
Disposals	—	—	—	(31.0)	(1.0)	(0.3)	(17.5)	(0.6)	—	(2.3)	—	—	(52.7)
Impairment	—	—	—	—	—	—	(13.3)	—	—	—	—	—	(13.3)
Reclassifications*	—	3.4	2.6	(5.0)	0.9	0.5	98.3	(4.8)	—	3.0	—	(0.6)	98.3
Translation adjustments	—	(0.5)	—	(7.3)	(0.4)	(0.3)	—	(0.6)	—	(0.4)	—	—	(9.5)

At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7

Accumulated depreciation
At December 31, 2009	—	(108.6)	(80.4)	(281.4)	(25.6)	(10.2)	(76.3)	(93.4)	(108.8)	(1.1)	(52.2)	—	(838.0)
Depreciation	—	(9.2)	(2.2)	(13.5)	(2.2)	(0.5)	(25.3)	(6.9)	(20.6)	—	(22.6)	—	(103.0)
Disposals	—	—	—	9.6	0.8	0.3	9.7	0.6	—	—	—	—	21.0
Reclassifications*	—	—	—	—	—	—	0.9	—	—	—	—	—	0.9
Translation adjustments	—	0.2	—	6.8	0.3	0.1	—	1.0	—	—	—	—	8.4

At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)

Net
At December 31, 2009	11.1	281.2	41.9	177.8	18.3	3.0	299.5	15.4	155.4	1.4	80.3	16.0	1,101.3
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At January 1, 2009	9.0	335.8	102.5	407.8	41.8	12.6	338.0	105.7	253.9	2.5	114.2	74.4	1,798.2
Additions	2.0	20.1	0.3	33.6	2.2	0.7	69.3	4.6	10.3	18.7	18.3	4.6	184.7
Disposals	—	—	—	(12.8)	(0.7)	(0.6)	(30.0)	(1.7)	—	(0.6)	—	(1.5)	(47.9)
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassifications*	0.1	32.7	19.1	28.7	0.4	0.4	(1.5)	(0.1)	—	(18.1)	—	(61.7)	—
Translation adjustments	—	1.2	0.4	1.9	0.2	0.1	—	0.3	—	—	—	0.2	4.3

At December 31, 2009	11.1	389.8	122.3	459.2	43.9	13.2	375.8	108.8	264.2	2.5	132.5	16.0	1,939.3

Accumulated depreciation
At January 1, 2009	—	(93.9)	(72.8)	(258.5)	(23.4)	(9.7)	(60.3)	(88.0)	(92.0)	(1.1)	(38.9)	—	(738.6)
Depreciation	—	(14.5)	(7.5)	(34.3)	(2.7)	(0.8)	(19.2)	(6.1)	(16.8)	—	(13.3)	—	(115.2)
Disposals	—	—	—	13.5	0.7	0.4	3.2	1.6	—	—	—	—	19.4
Reclassifications*	—	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	(0.2)	(0.1)	(2.1)	(0.2)	(0.1)	—	(0.9)	—	—	—	—	(3.6)

At December 31, 2009	—	(108.6)	(80.4)	(281.4)	(25.6)	(10.2)	(76.3)	(93.4)	(108.8)	(1.1)	(52.2)	—	(838.0)

Net
At January 1, 2009	9.0	241.9	29.7	149.3	18.4	2.9	277.7	17.7	161.9	1.4	75.3	74.4	1,059.6
At December 31, 2009	11.1	281.2	41.9	177.8	18.3	3.0	299.5	15.4	155.4	1.4	80.3	16.0	1,101.3

*	Non-cash transactions.

(i)	These aircraft are used for testing, shuttle and operational leasing and are adjusted to the fair value, when applicable. The following number of aircrafts are included:

•	December, 31, 2010: 5 EMB 120, 28 ERJ 145, 6 EMBRAER 170, 1 EMBRAER 175, 1 EMBRAER 190, 2 Phenom 100 and 2 other models.

•	December, 31, 2009: 5 EMB 120, 26 ERJ 145, 4 EMBRAER 170, 1 EMBRAER 190 and 2 de other models.

•	January, 1, 2009: 5 EMB 120, 21 ERJ 145, 4 EMBRAER 170, 1 EMBRAER 175, 1 EMBRAER 190 and 3 de other models.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Of the aircraft above, 29 aircraft were under operating lease, two are used for testing and one for Company use.

(ii)	Refers mainly to construction works to expand the manufacturing plants and aircraft maintenance centers.

At December 31, 2010, US$ 46.6 of property, plant and equipment were related to loans and financing guarantees and labor contingencies.

Depreciation expenses of US$ 77.3 (2009 - US$ 101.4) were charged to Cost of sales, US$ 9.2 (2009 - US$ 5.7) to Selling expenses and US$ 7.2 (2009 - US$ 8.1 to Administrative expenses.

Equipment lease cost total US$ 49.9 (2009 - US$ 65.1 and January 1, 2009 US$ 47.9) and depreciation of US$ 49.9 (2009 - US$ 50.7 and January 1, 2009 US$ 44.3).

Depreciation are related to leasing, respectively, are included in the statement of income.

In 2010, the finance expenses capitalized totaled US$ 0.1 (2009 - US$ 1.0 and January 1, 2009 - US$ 3.0), applying a weighted average capitalization rate of 4.1% (2009 - 5.3% and January 1, 2009 - 7.0%).

17.	Intangible Assets

Internally developed intangible assets refers to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of prototype aircraft or significant components.

	Internally developed			Acquired from third party
	Commercial	Executive	Defense and security	Other	Software	Total
Intangible cost
At December 31, 2009	945.4	505.2	24.6	4.6	122.3	1,602.1
Additions	16.8	144.9	0.5	—	16.5	178.7
Contributions from suppliers	(2.4)	(97.0)	—	—	—	(99.4)
Disposals	—	—	—	(1.1)	(8.2)	(9.3)

At December 31, 2010	959.8	553.1	25.1	3.5	130.6	1,672.1

Amortization accumulated
At December 31, 2009	(662.1)	(97.5)	(20.2)	(1.9)	(94.9)	(876.6)
Disposals	—	—	—	0.3	6.8	7.1
Amortization	(52.1)	(53.6)	(3.1)	(0.1)	(7.3)	(116.2)
Amortization of contribution from suppliers	20.1	9.8	—	—	—	29.9

At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	(95.4)	(955.8)

Intangible net
At December 31, 2009	283.3	407.7	4.4	2.7	27.4	725.5
At December 31, 2010	265.7	411.8	1.8	1.8	35.2	716.3

	Internally developed			Acquired from third party
	Commercial	Executive	Defense and security	Other	Software	Total
Intangible cost
At January 1, 2009	942.2	416.6	24.2	12.4	101.0	1,496.4
Additions	19.3	184.3	0.4	1.3	14.1	219.4
Contributions from suppliers	(6.8)	(95.4)	—	—	—	(102.2)
Disposals	(9.3)	(0.3)	—	(9.1)	7.2	(11.5)

At December 31, 2009	945.4	505.2	24.6	4.6	122.3	1,602.1

Amortization accumulated
At January 01, 2009	(624.8)	(78.4)	(19.7)	(4.2)	(79.4)	(806.5)
Disposals	9.2	—	—	6.1	(6.7)	8.6
Amortization	(73.4)	(27.6)	(0.5)	(3.8)	(8.8)	(114.1)
Amortization of contribution from suppliers	26.9	8.5	—	—	—	35.4

At December 31, 2009	(662.1)	(97.5)	(20.2)	(1.9)	(94.9)	(876.6)

Intangible net
At January 1, 2009	317.4	338.2	4.5	8.2	21.6	689.9
At December 31, 2009	283.3	407.7	4.4	2.7	27.4	725.5

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

18.	Financial Liabilities by Category

	12.31.2010
	Note	Liabilities measured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total

Loans and financing	19	—	1,431.1	1,431.1
Leasing	19	—	3.7	3.7
Derivative financial instruments	39	2.2	—	2.2
Financial guarantee of residual value	38	11.1	—	11.1
Financial guarantee	38	—	132.3	132.3
Trade accounts payable and others liabilities	20	—	1,332.5	1,332.5

		13.3	2,899.6	2,912.9

	12.31.2009
	Note	Liabilities measured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total

Loans and financing	19	—	2,039.3	2,039.3
Leasing	19	—	19.0	19.0
Derivative financial instruments	39	4.6	—	4.6
Financial guarantee of residual value	38	8.4	—	8.4
Financial guarantee	38	—	145.7	145.7
Trade accounts payable and others liabilities	20	—	1,236.9	1,236.9

		13.0	3,440.9	3,453.9

	01.01.2009
	Note	Liabilities measured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total

Loans and financing	19	—	1,820.8	1,820.8
Leasing	19	—	19.0	19.0
Derivative financial instruments	39	166.5	—	166.5
Financial guarantee of residual value	38	9.5	—	9.5
Financial guarantee	38	—	163.5	163.5
Trade accounts payable and others liabilities	20	—	1,669.1	1,669.1

		176.0	3,672.4	3,848.4

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

19.	Loans and Financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	12.31.2010	12.31.2009	01.01.2009

Other currencies:

Working Capital	US$	1.00% to 6.375% LIBOR 6M+ 0.50% to 1.10%	1.00% to 6.716% LIBOR 6M+ 0.50% to 1.10%		949.3	1,002.8	543.7

	Euro	Euribor + 0.12% to 1.70%	Euribor + 0.12% to 1.70%	2020	10.1	37.3	46.5

	Others	4.78%	4.78%		—	—	22.1

Project development	US$	6.87%	6.87%	2015	1.4	1.6	132.4

Acquisition of materials	US$	5.75% LIBOR 3M + 0.45% to 1.12%	5.75% LIBOR 3M + 0.45% to 1.12%	2013	—	261.4	36.9

Export Financing	US$	6.30%	6.30%	2010	—	—	55.9

Advances on foreign exchange contracts	US$	4.20% to 8.50%	4.20% to 8.50%	2009	—	—	341.2

Property, plant and equipment	US$	3.53% to 5.75% LIBOR 1M + 2.44%	3.53% to 5.75% LIBOR 1M + 2.44%	2035	71.3	32.2	25.7

Finance leasing	US$	6.16% to 7.95% LIBOR 12M+ 2.54% to 3.40%	6.16% to 7.95% LIBOR 12M+ 2.54% to 3.40%	2014	2.2	3.8	6.2

In local currency:					1,034.3	1,339.1	1,210.6

Export Financing	R$	4.50% TJLP + 2.09% to 2.80%	4.50% TJLP + 2.09% to 2.80%	2013	331.4	621.4	545.2

Project development	R$	TJLP + 2.41% to 5.0%	TJLP + 2.41% to 5.0%	2015	67.6	82.6	71.2
Finance leasing	R$	CDI + 0.49% to 2.46%	CDI + 0.49% to 2.46%	2015	1.5	15.2	12.8

					400.5	719.2	629.2

					1,434.8	2,058.3	1,839.8

Less - current portion					72.6	592.4	539.0

Long - term portion					1,362.2	1,465.9	1,300.8

In September 2010 the Company renegotiated the standby syndicated credit line. The renegotiation involved prepayment of US$ 250 million borrowed in March and April 2009, originally maturing in March and April 2011, and increasing the total amount of the line to US$ 1 billion, extending the period for disbursement to September 2012. The maintenance cost is included in the financial expense. As of December 31, 2010, the Company had not drawn down any funds from this facility.

The Company has the following undrawn borrowing facilities:

	12.31.2010	12.31.2009	01.01.2009
Floating :
- Maturing more than one year	1,000.0	261.3	671.1

	1,000.0	261.3	671.1

(a)	Long-term maturities:

Year
2012	232.5
2013	176.1
2014	10.9
2015	7.7
Thereafter 2015	935.0

1,362.2

(b)	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2010	12.31.2009	01.01.2009

Brazilian Real	400.5	719.1	629.1
US dollar	1,024.2	1,301.9	1,142.1
Euro	10.1	37.3	46.5
Other	—	—	22.1

	1,434.8	2,058.3	1,839.8

(c)	Capital lease obligations

The leasing operations are guaranteed by the leased assets.

	12.31.2010	12.31.2009	01.01.2009
Less than one year	1.7	5.2	5.8
More than one year and less than five years	2.6	13.9	12.9
More than five years	—	0.9	1.4

	4.3	20.0	20.1

Less-Implicit interest	(0.6)	(1.0)	(1.1)

Capital lease obligation	3.7	19.0	19.0

The present value of capital lease obligation, following:

Less than one year	1.6	4.7	5.3
More than one year and less than five years	2.1	13.4	12.3
More than five years	—	0.9	1.4

	3.7	19.0	19.0

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(d)	Interest and guarantees

The total debt in Reais is subject to interest based on the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI). In the year ended December 31, 2010 these rates were 4.24% p.a. (7.19% p.a. in December 31, 2009).

The U.S. dollar loans at December 31, 2010 are subject to annual weighted interest rates of 5.89% p.a. (4.52% p.a. at December 31, 2009) and the Euro loans are subject to annual weighted interest rates of 2.23% p.a. (1.5% at December 31, 2009).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR plus 3.13% p.a. at December 31, 2010 (LIBOR plus 1.65% p.a. in December 31, 2009).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 111.8 were pledged as collateral for loans.

•	Restrictive clauses

The long-term financing agreements contains restrictive clauses, in line with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as well as limits for debt service cover based on the EBITDA/net financial expense ratio. Agreements include a clause that establishes a minimum amount for the Company’s net equity and customary restrictions on the creation of new encumbrances on assets, change of control, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on financing and transactions with affiliated companies.

As of December 31, 2010, the parent company and subsidiaries were in compliance with all the restrictive clauses.

•	Bond issue

In October, 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited issued US$400.0 6.375% Guaranteed Notes due 2017 in an offering subsequently registered with the SEC for which the Company provides a full and unconditional guarantee.

In October 2009, Embraer Overseas Limited issued US$ 500.0 6.375% guaranteed Notes due 2020 and, as of December 31, 2010, US$ 502.8 was outstanding (US$7.3 in current liabilities), including principal and accrued interest. Interest is payable semiannually. The Notes are fully and unconditionally guaranteed by the Company and have been registered with the SEC and listed on the NYSE.

20.	Trade Accounts Payable

	12.31.2010	12.31.2009	01.01.2009

Foreign suppliers:
Risk partners (i)	300.9	214.2	478.1
Others	389.3	339.4	547.3
Domestic suppliers	60.0	42.7	47.0

	750.2	596.3	1,072.4
Less - current portion	750.2	596.3	1,072.4

Long - term portion	—	—	—

(i) The Company’s risk-sharing suppliers /partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail section, interior, parts of fuselage, among others. Certain contracts between the Company and these risk partners are long term and include deferral of payments for components and systems until a negotiated term after delivery.

Once the risk partners have been selected and the aircraft development and production program has commenced, changing supplier is more challenging , for examples, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk partners (Note 39(d)).

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

21.	Other Payables

	12.31.2010	12.31.2009	01.01.2009

Contractual obligations (i)	29.2	29.0	21.4
Commercial incentives	12.9	12.2	7.4
Brazilian Air Force (ii)	2.7	10.2	—
Related party (iii)	7.8	9.9	8.6
Insurance	6.4	7.8	4.2
Security deposit	10.1	5.7	3.9
Accrued materials (iv)	1.6	4.1	3.8
Financial credit (v)	2.0	2.6	3.3
Other accounts payable (vi)	39.3	51.6	39.5

	112.0	133.1	92.1
Less - current portion	84.4	108.1	70.0

Long - term portion	27.6	25.0	22.1

(i)	Represents maintenance obligation under lease agreements.

(ii)	The Brazilian Air Force is a related party.

(iii)	Refers mainly to the intercompany loan between OGMA and EMPORDEF, an OGMA shareholder.

(iv)	Accessories or components to be installed in aircraft already delivered, in accordance with the contracts.

(v)	Amounts provided to compensate customers for certain financing costs.

(vi)	Expenses incurred in December, for payment in the following month.

22.	Contribution from Suppliers

	12.31.2010	12.31.2009	01.01.2009

Less - current portion	0.9	0.9	2.5
Long - term portion	16.8	67.7	44.3

Total	17.7	68.6	46.8

The Company has agreements with key suppliers to assure their participation in research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company’s right to such contributions to its meeting certain performance milestones, including successful certification of the aircraft, first delivery deadlines and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as a reduction to intangible assets when contractual milestones are achieved as it has no ongoing obligation.

23.	Advances from Customers

	12.31.2010	12.31.2009	01.01.2009

Denominated in U.S. dollars	854.4	1,049.6	1,538.5
Denominated in Reais	137.2	111.3	48.4

	991.6	1,160.9	1,586.9
Less - current portion	779.4	762.8	1,137.7

Long - term portion	212.2	398.1	449.2

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

24.	Taxes and Payroll Charges Payable and Income Tax Social Contribution

	12.31.2010	12.31.2009	01.01.2009

Income tax and social contribution	10.0	13.6	5.8
Social contribution on net income (i)	308.5	280.1	211.3
INSS (social security contribution) (ii)	125.2	109.9	81.5
PIS e COFINS (iii)	29.4	48.5	57.8
Refinanced INSS (social security contribution on rural worker’s compensation)	19.6	11.5	14.9
IRRF (Income tax withheld at source)	27.7	26.1	12.4
FGTS (Government Employee Severance Indemnity Fund)	7.4	6.2	5.5
Other	15.0	9.6	17.7

	542.8	505.5	406.9
Less - current portion	89.5	78.5	63.3

Long - term portion	453.3	427.0	343.6

The Company is challenging, through both administrative and legal proceedings, the constitutionality of the institution, the basis for calculation and expansion thereof, as well as the increases in the rates of certain taxes, social contributions and charges, with the aim to ensure non-collectability or the recovery of amounts paid in previous years. By means of administrative and legal proceedings, the Company has obtained injunctions and similar measures to suspend collection or offset payment of taxes and social contributions and charges. Provisions have been recorded for the amount of taxes not collected based on preliminary legal decisions, and updated based on changes in the SELIC interest rate until a final and definitive decision is obtained on the main following issues:

(i)	The Company is claiming constitutional immunity from the social contribution tax on exports. The lawsuit in relation to social contribution on exports is in the Federal Supreme Court, awaiting judgment of an Extraordinary Appeal, in which a suspensive effect was awarded in the Company’s favor. From the amount involved of US$ 300.2 in 2010, the Company has court-mandated escrow deposits totaling US$ 103.5 (Note 13).

In relation to the IPI credits, the Company agreed to the financing terms introduced by Provisional Measure 470/09. The requirements for obtaining the financing were fulfilled within the legal timeframe, that is, by November 30, 2009.

(ii)	This refers to the increase in the work-related accident insurance (SAT) rate. The Company is challenging the legality and absence of technical criteria for such rates since 1995, the liability for which is suspended due to a lower court decision in a civil suit. The amount involved in this case is US$ 106.3 at December 31, 2010, parent company and consolidated.

On February 18, 2009, the Company filed a suit contesting the payment of social security on dismissal notices paid.

As a result of a lower court injunction in favor of the Company, the amounts relating to notices to be paid were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a definitive successful outcome of the court case. The case is awaiting filing with the Federal Regional Court, 3rd Region, for analysis of the voluntary appeal. The amount involved in this case at December 31, 2010 is US$ 6.9.

(iii)

Refer to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund) which the Company is contesting for certain periods. The 3rd District Federal Regional Court handed down a final decision recognizing the material rights, and the Company is awaiting a decision in the Higher Court of Justice to establish if the prescriptive period has expired for part of the credit.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

As a result of enrollment in the financing scheme introduced by Provisional Measure 470/09 and Law 11.941/09, in relation to the taxes mentioned in items (i) and (iii) above, provisions for charges of US$ 20.0 were reversed in 2009, US$ 13.9 in the item financial expense and US$ 6.1 in the item operating expense. The Company continues to dispute criteria for application of the benefits of the financing in the scope of the lawsuits.

Additionally, in accordance with Provisional Measure 470/09, the subsidiary ELEB settled tax debts with deferred income tax credits on tax losses of US$ 5.2.

In respect of the above questions, the other provisions will be maintained until the final unappealable decision.

25.	Other Provisions

	12.31.2010	12.31.2009	01.01.2009

Provisions related to payroll	154.6	133.4	125.0
Employee profit-sharing program	43.0	38.2	30.5
Product warranty (i)	128.7	122.2	117.6
Post-retirement benefits (Note 27)	12.9	2.9	2.8
Other	20.1	19.4	11.0

	359.3	316.1	286.9
Less - current portion	309.6	233.5	213.3

Long - term portion	49.7	82.6	73.6

(i)	Includes warranty and contractual obligations to implement improvements to aircraft sold.

The activity in the provision account was as follows:

	Accrued payroll and related charges	Accrued employee profit sharing	Product warranties	Post retirement benefits	Others	Total
At January 1, 2009	125.0	30.5	117.6	2.8	11.0	286.9
Additions	71.3	59.9	97.5	0.1	33.2	262.0
Used/payments	—	(33.1)	(36.1)	—	(16.8)	(86.0)
Reversals	(86.2)	(22.3)	(56.9)	—	(10.3)	(175.7)
Translation adjustments	23.3	3.2	0.1	—	2.3	28.9

At December 31, 2009	133.4	38.2	122.2	2.9	19.4	316.1

Additions	75.2	57.8	65.2	10.0	13.7	221.9
Used/payments	—	(50.4)	(8.6)	—	(0.6)	(59.6)
Reversals	(59.4)	(5.4)	(50.1)	—	(10.2)	(125.1)
Translation adjustments	5.4	2.8	—	—	(2.2)	6.0

At December 31, 2010	154.6	43.0	128.7	12.9	20.1	359.3

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.	Provisions for contingencies

The provisions for tax contingencies and other litigation and the corresponding deposits were as follows:

	12.31.2010	12.31.2009	01.01.2009

Labor related	46.1	32.9	23.0
Tax related	30.7	27.9	20.3
Civil related	—	—	6.1

	76.8	60.8	49.4
Less - current portion	7.5	10.5	9.5

Long - term portion	69.3	50.3	39.9

The activity in the provision account was as follows:

	Labor	Tax	Civil	Total
At January 1, 2009	23.0	20.3	6.1	49.4
Additions	7.8	—	—	7.8
Interest	3.3	0.8	—	4.1
Payments	(1.5)	(0.7)	(6.1)	(8.3)
Reversals	(6.9)	—	—	(6.9)
Translation adjustments	7.2	7.5	—	14.7

At December 31, 2009	32.9	27.9	—	60.8

Additions	6.4	0.6	—	7.0
Interest	4.7	0.4	—	5.1
Reclassifications	2.2	1.8	—	4.0
Payments	(0.6)	—	—	(0.6)
Translation adjustments	0.5	—	—	0.5

At December 31, 2010	46.1	30.7	—	76.8

The Company is party to labor and tax lawsuits, which are supported by judicial deposits, when applicable, and is contesting these cases at both the administrative and judicial levels, recorded in Other Assets (Note 13).

The provisions for probable loss in these lawsuits are estimated and updated by Management, based on the advice of its external legal counsel.

The nature of the obligations is summarized below:

(i)	Labor contingencies

The labor contingencies relate to claims brought by trade unions representing the employees or individual claims in which former employees claim overtime, productivity, reinstatement, allowances, backdating of salary increases and readjustments.

The principal claims pending were filed by the trade union in June 1991, seeking to backdate a salary increase given by the Company in January and February 1991 to November and December 1990. By September 30, 2009, approximately 97% of the employees and former employees had made settlements with the Company. Another lawsuit claims price-level restatement of the Verão and Collor 1 economic plans on the 40% FGTS penalty paid to employees employed by the Company between February 1989 and April 1990 and dismissed between 1989 and June 2003. In September 2007, the Company signed an agreement that provided for payments to begin in October 2007. By June 30, 2010, the Company had made payments to 80% of the former employees.

The total exposure in these lawsuits is estimated at approximately US$ 62.0. The proceedings are at various levels awaiting judgment. Based on the advice of the Company’s legal advisors and the success of certain judgments and negotiations that are expected to occur, the amount provided is considered adequate by Management to cover probable losses in these cases.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Tax

The principal tax lawsuits in progress are as follows:

•

Social security contributions - the Company was notified by the authorities for not withholding social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay additional allowances for work environment risks. This lawsuit is also at the 2nd court level. The amount involved in these lawsuits, for which a full provision has been recorded, is US$ 13.7.

•

FUNDAF - Special Fund for Development and Improvement of Inspection Activities (FUNDAF) - in March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of the contribution. As a result of this new notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which is pending judgment. The amount involved in this case at December 31, 2010 is US$ 6.4, for which a full provision has been recorded.

•

Import duty - Refers to an AIIM filed as a result of an alleged breach of the maximum period for complying with drawback and disputes concerning product tax classifications. These lawsuits are at the 2nd and 1st court levels, respectively. The amount involved in these lawsuits at December 31, 2010, for which a full provision has been recorded, is US$ 3.1. This amount is net of the judicial deposits of the same amount.

•

CIDE - Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without having altered the calculation base. After a first inspection of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Secretariat notified the Company to pay the difference on the calculation base charged in the above period. The Company filed a defense to the administrative lawsuit, which is currently at the Federal Revenue Judgment Office awaiting a hearing at the 1st level. The amount involved is US$ 2.9 at December 31, 2010

There are other tax lawsuits in progress which total US$ 4.6 at December 31, 2010.

Contingent liabilities

In response to a tax assessment notice filed by the Brazilian Federal Revenue Authorities in June 2010, the Company is contesting the basis of calculation and the rates of taxes charged on certain specific remittances abroad. The amount involved is US$120,141. The Company filed a defense challenging the notification within the legal timeframe and is awaiting the revenue office’s assessment and judgment of its defense. The likelihood of a negative outcome in this dispute is considered possible by the Company’s legal advisors and, for this reason, no provision has been recorded in the financial statements.

27.	Post-Retirement Benefits

(a)	Defined contribution

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The plan was managed by a Brazilian pension fund controlled by Banco do Brasil S.A., a related party, and is currently managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions by the Company’s to the plan the years ended December 31, 2010 and 2009 were US$22.8 and US$16.0, respectively.

(b)	Post-retirement healthcare benefits provided by the Parent company

The Company maintains a post employment healthcare plan for retired employees in accordance with established rules. The Company recorded a provision of US$ 9.6 million for this plan in profit or loss for the period, obtained by actuarial calculation taking the following main premises into account:

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

% Annual percentage (in nominal terms)
Financial discount rate	12%
Increase in medical expenses (reducing 0.5 % a year)	11% to 5.5%
Inflation	5.5%
General mortality table	AT 1983

(c)	Post-retirement healthcare benefits provided by subsidiaries

EAH (a wholly owned subsidiary of the Company) used to sponsor a pension and post-retirement medical care for the benefited employees and their dependents were accrued based on actuarial valuations.

The change in the post-retirement benefits for the years ended December 31, 2010 and 2009 is summarized as follows:

	12.31.2010	12.31.2009
Benefits Obligations - beginning of the year	4.2	4.1
Interest cost	0.3	0.2
Actuarial loss	0.3	0.1
Benefits paid to participants	(0.2)	(0.2)

Benefits Obligations - end of year	4.6	4.2

The changes in plan assets for the years ended, was as follows:

	12.31.2010	12.31.2009	01.01.2009
Fair value of plan assets - beginning of the year	1.4	1.4	1.9
Actual return on plan assets	0.1	0.2	(0.3)
Benefits paid to participants	(0.2)	(0.2)	(0.2)

Fair value of plan assets - end of year	1.3	1.4	1.4

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit cost as of December 31, 2010, 2009 and January 1, 2009 is included in other provisions and its components are summarized as follows:

	12.31.2010	12.31.2009	01.01.2009
Accrued cost - Funded status	(3.3)	(2.9)	(2.8)

	(3.3)	(2.9)	(2.8)

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The principal actuarial assumptions utilized at December 31, 2010, 2009 and January 1, 2009 was as follows:

	%
	12.31.2010	12.31.2009

Average discount rate	5.75	6.25
Net periodic benefit cost	5.25	5.75
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

The components of net periodic benefit cost were as follows:

	12.31.2010	12.31.2009
Service cost	(0.1)	—
Interest cost	(0.2)	(0.2)
Expected return on plan assets	0.1	0.1
Amortization of prior service cost	0.2	0.2
Amortization of loss	(0.1)	(0.1)

Net periodic benefit cost (benefit)	(0.1)	—

Curtailment credit	—	—

Net cost (benefit)	(0.1)	—

The net benefit cost (benefit) is included in selling expenses and in administrative expenses.

The composition of plan assets at December 31, 2010, 2009 and January 1, 2009 were as follows:

	12.31.2010	12.31.2009	01.01.2009
Mutual funds invested primarily in stocks	60%	74%	59%
Mutual funds invested primarily in bonds	37%	23%	38%
Other - cash	3%	3%	3%

	100%	100%	100%

The following benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan:

Year
2011	0.3
2012	0.3
2013	0.3
2014	0.3
2015	0.3
2016 - 2020	1.4

2.9

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7%, 7% and 8%, was assumed for the year ended December 31, 2010, 2009 and January 1, 2009, respectively. The rate is expected to decrease gradually to 5% by 2012. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one percentage point change in assumed health care cost trend rates would not have material effects on the post-retirement benefit.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.	Shareholders’ equity

(a)	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2010 is US$ 1,438.0 and comprises 740,465,044 common shares, without par value, of which 16,800,000 shares are held in Treasury.

Each common share is entitled to one vote at Annual and Extraordinary General Meetings, subject to certain limitations specified in the Company’s bylaws.

(b)	Brazilian Federal Government Golden share

The Brazilian federal government holds one special common share with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company’s name or its corporate objective;

II - Alteration and/or application of the Company’s logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of the Company’s stock control;

VII - Any changes in (i) the provisions of the above-mentioned article or of article 4, the main clause of art. 11, arts 12, 15 and 16, sub-item III of art. 19, paragraphs 1 and 2 of art. 28, sub-item X of art. 34, sub-item XII of art. 40 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

(c)	Interest on own capital

In meetings held in 2010, the Board of Directors approved the distribution of interest on own capital as follows:

•

On June 10, 2010, it approved the payment of interest on capital of R$ 34.5 (US$ 19.2) or R$ 0.04664 per share, for the first half-year of 2010, subject to withholding tax of 15%. Payment started on November 22, 2010, without interest;

•

On September 16, 2010, it approved the payment of interest on capital of R$ 21.7 (US$ 12.8), or R$ 0.0293 per share, for the third quarter of 2010, subject to withholding tax of 15%. Payment started on November 22, 2010, without interest;

•

On December 9, 2010, it approved the payment of interest on capital of R$ 144.7 (US$ 86.9), or R$ 0.1954 per share, for the fourth quarter of 2010, subject to withholding tax of 15%. Payment to start on January 14, 2011, without interest;

Brazilian companies are permitted to pay interest on own capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. Pursuant to the tax legislation, the interest on own capital of R$ 200,983 was recorded as financial expense. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments of interest on own capital to shareholders. Interest on own capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

The Company reclassified the amount of US$ 27.2 to shareholders’ equity in respect of interest on own capital in excess of the minimum mandatory dividends of 25% not yet approved by the Shareholders’ General Meeting.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(d)	Proposed dividends

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in Reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on Reais amounts in the legal books, is shown below:

In millions of Brazilian reais
	12.31.2010	12.31.2009
Net income for parent company in IFRS	573.6	912.1
IFRS adjustments	—	(21.7)

Net income for parent company under BR GAAP (Previous GAAP)	573.6	890.4

Investment subsidy	(15.3)	(13.5)
Legal reserve	(28.7)	(44.5)

	529.6	832.4

Minimum mandatory dividend (25%)	132.4	208.1

Interest on own capital, net of tax	176.9	152.9
Proposed dividends - complement	—	55.2
Interest on own capital - excedent minimum mandatory dividend (i)	(45.2)	—

Total shareholder remuneration	131.7	208.1

Payments of the year	(49.6)	—

Total shareholder remuneration of open period	82.1	208.1
	—	—

Total shareholders remuneration of previous period	0.2	0.2

Total shareholders remuneration - In millions of Brazilian reais	82.3	208.3

Total shareholders remuneration - In millions of US$	49.4	119.6

(i)	The excess amount is reclassified from current liabilities to the account additional dividends proposed in the revenue reserve in shareholder’s equity.

(e)	Statutory reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

(f)	Investment subsidy reserve

This reserve is determined in accordance with the terms of article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007), and corresponds to the appropriation of part of the retained earnings derived from government subsidies received for investments in research and development by the Company.

These subsidies are not included in the calculation of the minimum mandatory dividends.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(g)	Investment and working capital reserve

The purpose of this reserve is to: (i) shield funds for investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6.404/76; and (ii) shield funds for the Company’s working capital. The reserve may also be used to redeem, reimburse or purchase shares of the Company and to be distributed to the shareholders.

(h)	Treasury shares

Treasury shares are comprised of 16,800,000 common shares mainly acquired on April 4, 2008, amounting to US$183.7, charged to the Investment and working capital reserve. This transaction was carried out in accordance with the guidelines approved by the Board of Directors in a meeting held on December 7, 2007. The shares purchased will be held in Treasury during which time their voting and economic rights will be suspended.

At December 31, 2010, the fair value of the treasury shares was US$ 119.0 (2009 - US$ 91.8 and January 1, 2009 - US$ 63.3).

(i)	Other Comprehensive Income

•

Cumulative translation adjustment - refer to the foreign exchange differences resulting from translation of the financial statements of the foreign subsidiaries to the Parent Company’s presentation currency (U.S. dollar).

•	Actuarial gains (losses) - These refer to unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company.

29.	Stock Compensation

The Extraordinary General Meeting of April 19, 2010 approved the Stock option grant program offered to directors and employees of the Company and its subsidiaries, who have been employed for at least two years. These options generally vest as follows: 20% after the first year, 30% after the second year and the remaining 50% after the third year, if the professional is still employed with the Company on each vesting date.

The exercise price of each option is established on the grant date at the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any speculative trading. Participants will have a maximum of five years in which to exercise the option, as from the grant date. On April 30, 2010, call options were granted for 6,510,000 shares, with an exercise price of R$ 10.19 per share.

The fair value attributed to these options was based on the Black-Scholes pricing model, whereby the value of each option was calculated at R$ 1.77 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 2.74 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.44 (US$ 1.99) for the portion that may be exercised as from the end of the third year. This model takes into consideration the value of the underlying asset, the exercise price, time remaining before exercising, probability of the option being exercised historical volatility based on daily closing price of the shares over the last six month and the weighted interest rate for the period of each lots based on the DI rate published by BM&F. The vesting period was determined in accordance with a management decision and considers the end of the grace period as the basis for calculation. Accordingly, the options were calculated with specific exercise timeframes of one year, two years and three years as the options are expected to be exercised at the end of each grace period.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2010
	Thousands of Options	Weighted Average Exercise Price (R$)
Outstanding at beginning of year	—	—
Grants	6,510	10.19
Exercisable at the end of the year	6,510	10.19

30.	Earnings per Share

(a)	Basic

Basic earnings per common share was computed by dividing net income attributable to Embraer available to common shareholders by the weighted average number of common shares during the period.

	12.31.2010	12.31.2009

Net income attributable to owners of Embraer	330.2	465.2

Weighted average number of shares (in thousands)	723,665	723,665

Basic earnings per share - U.S. dollars	0.4563	0.6428

(b)	Diluted

Diluted earnings per share is computed in a manner similar to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, by applying the treasury stock method.

	12.31.2010	12.31.2009

Net income attributable to owners of Embraer	330.2	465.2

Weighted average number of shares (in thousands) - diluted	723,665	723,665
Dilution for the issuance of stock options (in thousands) (i)	354	—

Weighted average number of shares (in thousands) - diluted	724,019	723,665

Diluted earnings per share - U.S. dollars	0.4562	0.6428

(i)	Refers to the effect of potentially dilutive shares for the year ended December 31, 2010. There are no potentially dilutive shares for the year ended for December 31, 2009.

31.	Employee Profit Sharing-Plan

The Company provides an employee profit sharing plan which was approved by the Board of Directors in April 1996, as amended in December 2008, giving the employee profit sharing to their employees, which is linked to a plan of action, the object of evaluation results and the achievement of specific goals, which are established and agreed at the beginning of each year. Up to the year ended December 31, 2009, the profit sharing was equivalent to 12.5% of net income for the year, determined in accordance with U.S. GAAP. For the year ended December 31, 2010, with the IFRS adoption in Brazil, the net income determined in accordance with IFRS and presented in reais became the basis for the profit sharing.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Of this amount, 30% is distributed in equal parts to all employees and 70% proportional to salary. The Company recorded of US$ 41.3 and US$ 33.7 in 2010 and 2009.

32.	Other Operating (Expense) Income, Net

	12.31.2010	12.31.2009
Financial Guarantee (i)	—	(103.0)
Restructuring expenses (ii)	—	(61.3)
Contractual fines (iii)	21.9	60.4
Aircraft maintenance and flights costs - fleet	(22.9)	(26.2)
Recovery of expenses	8.0	8.0
Taxes on other revenues	0.5	(7.5)
Royalties	6.8	5.7
Product modifications	(4.8)	(4.9)
Other sales	6.3	3.9
Expenses system project	(7.3)	(3.6)
Flight safety standards	(3.5)	(2.9)
Others	4.4	(7.1)

	9.4	(138.5)

(i)	In December 2009, the Company booked a provision of US$ 103.0 in recognition of probable losses to cover its obligations with respect to the guarantees it had offered in relation to the Mesa when Mesa filed for Chapter 11 protection from creditors in January 2010.

(ii)	Termination costs totaling US$ 61.3 paid in the year ended December 31, 2009. The Company reduced its staff in order to adapt the Company’s cost base and personnel structure to the reduced level of economic activity. Termination costs included government severance indemnity fund payments to employees, prior notice charges, termination fines, costs associated with extended medical assistance and other termination costs.

(iii)	Largely comprises fines charged to customers for cancellation of sales agreements, in accordance with the contracts.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

33.	Revenue and (Expenses) by Nature

The Company opted to present the statements of income by function. The table shows the detailed costs and expenses by nature:

	12.31.2010	12.31.2009
Presented as statements of Income:
Revenue	5,364.1	5,497.8
Cost of sales and services	(4,338.1)	(4,428.4)
Administratives	(197.5)	(191.3)
Selling	(374.1)	(304.6)
Research	(72.1)	(55.6)
Other income (expenses), net	9.4	(138.5)

	391.7	379.4

Revenue (expenses) by nature:
Revenue from sales of goods	4,977.0	5,190.3
Revenue from sales of services	448.6	372.7
Sales deductions	(61.5)	(65.2)
Cost attributed to the product	(4,118.9)	(4,197.1)
Depreciation	(103.0)	(115.2)
Amortization	(116.2)	(114.1)
Personnel expenses	(282.8)	(251.7)
Selling expenses	(99.8)	(86.8)
Other operating (expense) income	(251.7)	(353.5)

	391.7	379.4

34.	Financial Income (Expense), Net

	12.31.2010	12.31.2009
Financial expenses:
Interest on loans and financing	(90.3)	(117.1)
Interest on taxes, social charges and contributions	(11.4)	(9.5)
Residual value guarantee	(2.7)	—
Financial restructuring costs	(8.4)	—
IOF tax on financial transactions	(1.6)	(2.9)
Other	(8.4)	(12.9)

Total financial expenses	(122.8)	(142.4)

Financial income:
Interest on cash and cash equivalents and financial assets	115.5	98.5
Interest on receivables	23.6	47.0
Residual value guarantee	—	1.1
Gains on financial transactions	0.7	0.8
Other	0.5	5.2

Total financial income	140.3	152.6

Financial income (expense), net	17.5	10.2

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

35.	Foreign Exchange Gains (Losses), Net

Foreign exchange gains and losses result from the remeasurement to U.S. dollars, as follows:

	12.31.2010	12.31.2009
Monetary and foreign exchange variations
Income:
Trade accounts receivable	11.3	35.3
Advances to suppliers	(0.9)	(0.3)
Cash and cash equivalents and financial assets	27.5	240.8
Tax credits	(7.5)	27.6
Other	30.0	18.0

	60.4	321.4

Expenses:
Advances from customers	(11.3)	(28.7)
Loans and financing	(7.4)	(220.1)
Suppliers	(0.8)	(5.5)
Accounts payable	(4.4)	(6.8)
Taxes and charges payable	(29.8)	(97.0)
Provisions	(8.9)	(36.5)
Provisions for Contingencies	(3.6)	(2.8)
Other	(1.7)	(6.2)

	(67.9)	(403.6)

Net monetary and foreign exchange variations	(7.5)	(82.2)

Derivative instruments	6.4	13.4

Foreign exchange gain (loss), net	(1.1)	(68.8)

36.	Income Taxes

a)	Deferred taxes

As the tax basis for the majority of the Company’s assets and liabilities is recorded in historical Reais and the accounting basis in U.S. dollars (functional currency), the fluctuation in the exchange rate significantly impact the tax basis and as a consequence the deferred income tax expenses that was recorded in financial statements. (item “c”).

Based on expectation of taxable income, the Company recorded a deferred tax assets represented by tax loss carryforwards.

As for credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

The net deferred tax assets are presented in the financial statements as follows:

	12.31.2010	12.31.2010	01.01.2009

Deferred tax assets	139.1	171.7	10.9
Deferred tax liabilities	(11.4)	(16.2)	(36.5)

Deferred tax assets (liabilities), net	127.7	155.5	(25.6)

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The components of deferred tax assets and liabilities at December 31, 2010 and 2009 and January 1, 2009 are as follows:

	12.31.2010	12.31.2009	01.01.2009

Tax loss carryforwards	19.4	14.2	20.4
Social contribution negative basis	1.3	1.6	1.4
Unrecognized credits	(15.0)	(5.4)	(2.2)
Temporarily non-deductible provisions	389.5	362.8	313.7
Difference from tax basis and accounting basis of non-monetary assets	168.3	170.8	(119.7)
Effect of IFRS adjustments	41.5	43.9	49.5
Research and development tax incentives	(382.4)	(353.4)	(234.5)
Property, plant and equipment revaluation	(7.8)	(7.8)	(6.1)
Monetary restatement reserve	(2.2)	(2.3)	(1.9)
Translation effects	(6.1)	(9.3)	(5.8)
Law 11,638/07 adjustments	(26.3)	(19.1)	(13.6)
Others	(52.5)	(40.5)	(26.8)

Deferred tax assets (liabilities), net	127.7	155.5	(25.6)

The change of deferred income tax that affected the financial statements was as follows:

	From the statement of income	Other comprehensive income	Total

At January 1, 2009	(19.6)	(6.0)	(25.6)

Tax loss carryforwards	(6.2)	—	(6.2)
Social contribution negative basis	0.2	—	0.2
Unrecognized credits	(3.2)	—	(3.2)
Temporarily non-deductible provisions	49.1	—	49.1
Difference from tax basis and accounting basis of non-monetary assets	290.4	—	290.4
Effect of IFRS adjustments	(5.6)	—	(5.6)
Research and development tax incentives	(118.9)	—	(118.9)
Property, plant and equipment revaluation	—	(2.2)	(2.2)
Price index restatement reserve	(0.4)	—	(0.4)
Translation effects	—	(3.5)	(3.5)
Law 11,638/07 adjustments	(5.5)	—	(5.5)
Others	(13.1)	—	(13.1)

At December 31, 2009	167.2	(11.7)	155.5

Tax loss carryforwards	5.2	—	5.2
Social contribution negative basis	(0.3)	—	(0.3)
Unrecognized credits	(9.6)	—	(9.6)
Temporarily non-deductible provisions	26.6	—	26.6
Difference from tax basis and accounting basis of non-monetary assets	(2.5)	—	(2.5)
Effect of IFRS adjustments	(2.4)	—	(2.4)
Research and development tax incentives	(29.0)	—	(29.0)
Property, plant and equipment revaluation	—	(2.3)	(2.3)
Price index restatement reserve	0.1	—	0.1
Translation effects	—	3.2	3.2
Law 11,638/07 adjustments	(7.2)	—	(7.2)
Others	(9.6)	—	(9.6)

At December 31, 2010	138.5	(10.8)	127.7

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Composition of current and deferred tax

Below is the composition of income (expense) of current and deferred taxes:

	12.31.2010	12.31.2009

Recording of tax losses	4.0	(6.0)
Increase (decrease) in unrecognized credits	(8.9)	(2.5)

Tax losses	(4.9)	(8.5)

Effect of increase (decrease) in temporary differences	(14.2)	206.4
Effect of differences from Law 6,404/76 to Law 11,638/07	(7.2)	(5.5)
Effect of differences from Law 11,638/07 to IFRS	(2.4)	(5.6)

Temporary differences	(23.8)	195.3

Deferred income (expense) tax benefit	(28.7)	186.8

Tax benefit (expense) for the year	(34.0)	(28.7)

Total income tax and social contribution income (expense)
	(62.7)	158.1

c)	Reconciliation of income tax expense

A reconciliation of the nominal tax expense based on the Brazilian composite statutory tax rate to the reported income tax expense to is as follows:

	12.31.2010	12.31.2009
Profit before taxation
	408.1	320.8

Income tax and social contribution expense at the standard rates - 34%	(138.8)	(109.1)

Non-deductible expenses:
Tax on profits of overseas subsidiaries	(0.8)	—
Other	(14.7)	(4.3)

	(15.5)	(4.3)

Income not taxable and/or tax incentives:
Research and development tax incentives	63.4	59.7
Interest on own capital	40.4	33.9
Difference from tax basis and accounting basis of non-monetary assets	(2.5)	290.4
Translation effects	0.2	(121.9)
Other	(9.9)	9.4

	91.6	271.5

Income tax and social contribution income (expense) benefit as reported	(62.7)	158.1

The effective tax rate was 15.36% and 49.28% in the year ended December 31, 2010 and 2009, respectively. The expense of deferred income tax and social contribution generated in 2010 in comparison with the income generated in 2009 is largely due to the impact of the exchange variation on the tax base of non-monetary assets (inventories, property, plant and equipment and intangible assets) unrealized at the year end. The effects of translation of the income derive mainly from the exchange variation on the tax base of non-monetary assets (inventories, property, plant and equipment and intangible assets) realized during the year.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

37.	Impairment test

On December 31, 2010 and 2009, the Company performed an evaluation of all its cash-generating units (CGUs). No evidence of indications of impairment was identified. For the impairment test, the CGUs included the intangible assets under development and property, plant and equipment.

The recoverable amount of the CGUs was determined based on calculations of the value in use. These calculations use cash flow projections before income tax, based on financial budgets approved by Management over a period of five years.

Key assumptions used for value in use calculations:

Gross margin - Management determined budgeted gross margin based on past performance and expectations for market development. These margins also consider the efficiencies for the planned production cycle.

Growth rates - growth rates were reflected in the budgeted revenue stream for the Company, consistent with the forecasts included in industry reports.

Discount rates - the discount rates used correspond to pre-tax rates and were based on market rates considering the period of budgeted cash flow used by the Company, being 2.17% p.a. at December 31, 2010 and 2.98% p.a. at December 31, 2009.

No impairment losses for intangible assets or property, plant and equipment were recognized in 2010 and 2009.

38.	Financial Guarantees

	Financial guarantee	Financial guarantee of residual value	Additional provision (i)	Total

At January 01, 2009	163.5	9.5	—	173.0
Additions	0.7	—	103.0	103.7
Market value	—	(1.1)	—	(1.1)
Guarantee recognition	(18.5)	—	—	(18.5)

At December 31, 2009	145.7	8.4	103.0	257.1

Additions	0.5	—	—	0.5
Market value	—	2.7	—	2.7
Guarantee recognition	(13.9)	—	—	(13.9)
Payments	—	—	(26.9)	(26.9)

At December 31, 2010	132.3	11.1	76.1	219.5

(i)	As of December 31, 2009, financial guarantee provided in connection with Mesa were fully accrued. In December 2009, due to the filing of MESA AirGroup Chapter 11, the Company recorded a provision for covering losses with their financial guarantees obligations offered to the lender in respect of 36 aircraft ERJ145 already sold by the Company in possession of Mesa. In 2010, guarantees were exercised by the lender and the Company made the required disbursements. The Company, based on their current best estimates, believes that the provision is sufficient to cover losses related to these financial guarantees.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

39.	Financial Instruments

a)	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the most adequate estimates of the fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, and commercial papers debt securities, accounts receivable and current liabilities are approximately the fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of noncurrent debts is based on the discounted value of their contractual cash flows. The discount rate used is based on the future market curve for the cash flow of each liability.

The fair value of financial instruments is as follows:

	12.31.2010		12.31.2009		01.01.2009
	Carrying Amounts	Fair value	Carrying amounts	Fair Value	Carrying amounts	Fair Value

Financial assets
Cash and cash equivalents	1,393.1	1,393.1	1,592.4	1,592.4	1,820.7	1,820.7
Financial assets	785.6	785.6	978.7	978.7	449.1	449.1
Trade accounts receivable, net	349.3	349.3	407.4	407.4	454.7	454.7
Customer and commercial financing	70.5	70.5	52.7	52.7	121.8	121.8
Collateralized accounts receivable	538.2	538.2	486.0	486.0	478.6	478.6
Derivative financial instruments	22.3	22.3	24.6	24.6	29.9	29.9

Financial liabilities
Loans and financing	1,434.8	1,485.2	2,058.3	2,332.9	1,839.8	1,697.1
Derivative financial instruments	2.2	2.2	4.6	4.6	166.5	166.5
Financial guarantee of residual value	11.1	11.1	8.4	8.4	9.5	9.5
Financial guarantee	132.3	132.3	145.7	145.7	163.5	163.5
Trade accounts payable and others liabilities	1,332.5	1,332.5	1,236.9	1,236.9	1,669.1	1,669.1

b)	Classification

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

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

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

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2010
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Held for trading	402.0	219.2	103.4	724.6
Derivative financial instruments	—	22.3	—	22.3

Liabilities
Derivative financial instruments	—	2.2	—	2.2

	Fair value measurements at December 31, 2009
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Held for trading	419.7	377.6	138.0	935.3
Derivative financial instruments	—	24.6	—	24.6

Liabilities
Derivative financial instruments	—	4.6	—	4.6

	Fair value measurements at January 1, 2009
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Held for trading	165.4	131.9	109.7	407.0
Derivative financial instruments	—	29.9	—	29.9

Liabilities
Derivative financial instruments	—	166.5	—	166.5

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The table below presents a reconciliation for the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Fair value measurements using significant unobservable inputs (level 3) at December 31, 2010

Beginning balance	138.0
Purchases (sales)	(37.3)
Profits (losses) unrealized	2.7

Ending balance	103.4

Fair value measurements using significant unobservable inputs (level 3) at December 31, 2009

Beginning balance	109.7
Purchases (sales)	25.5
Profits (losses) unrealized	2.8

Ending balance	138.0

Fair value measurements using significant unobservable inputs (level 3) at January 01, 2009

Beginning balance	—
Purchases (sales)	120.0
Profits (losses) unrealized	(10.3)

Ending balance	109.7

Financial risk management policy

The Company has and follows a risk management policy to direct transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy was established by the Executive Board and submitted to the Board of Directors, and provides for the existence of a Financial Management Committee. Under this policy, the market risks are protected when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy may also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(a)	Capital risk management

The Company uses capital management to maintain adequate liquidity levels to ensure the continuity of its investment program and offer a return to its shareholders, in line with the practices of the Aerospace sector, in which companies general have low levels of financial leverage.

The Company accordingly seeks to keep cash levels higher than the balance of financial indebtedness, and to maintain access to liquidity by establishing and maintaining a standby credit line, as described in Note 20.

In the period ended December 31, 2010, the consolidated position of cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 691.8 million (US$ 487.9 million in 2009) resulting, in liquid terms, in a leverage-free capital structure.

Of the total financial indebtedness at December 31, 2010, only 5.1% was short-term (28.8% in 2009) and the average weighted term was equivalent to 6.3 years at the same date ( 4.9 years in 2009). Own capital accounted for 37.3% and 32.4% of the total liabilities at the end of 2010 and 2009, respectively.

(b)	Credit risk

The Company may incur losses on amounts receivable for sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover possible losses on doubtful accounts, the Company has recorded a provision in an amount considered sufficient by management to cover losses on realization of the receivables.

The financial management policy establishes that assets in the investment portfolios in Brazil and overseas should have a minimum risk classification in proportion to the investment grade, and also establishes a maximum exposure level of 15% of the shareholders’ equity of the issuing financial. Institution and, in the case of a non-financial institution, a maximum of 5% of the total amount of the issue.

Counterparty risks in derivative transactions are managed by contracting transactions through premier financial institutions and registration with the Clearing House for the Custody and Financial Settlement of Securities (CETIP).

(c)	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Assumptions for future disbursements and receipts are determined in order to manage cash liquidity in Reais and U.S. dollars, and these are monitored daily by the Treasury department.

The following table provides additional information related to contractual obligation and commercial commitments.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Total	Less than one year	One to three years	Three to five years	More than five years

At December 31, 2010
Loans	1,947.7	131.8	546.7	136.1	1,133.1
Capital Lease	4.3	1.7	2.6	—	—
Suppliers	750.2	750.2	—	—	—
Recourse and Non Recourse Debt	470.2	111.8	219.0	21.3	118.1
Financial Guarantees	219.5	95.0	36.7	43.1	44.7
Other Liabilities	114.6	20.8	40.4	23.8	29.6

Total	3,506.5	1,111.3	845.4	224.3	1,325.5

At December 31, 2009
Loans	2,575.0	619.5	676.2	140.0	1,139.3
Capital Lease	20.0	5.2	8.1	5.8	0.9
Suppliers	596.3	596.3	—	—	—
Recourse and Non Recourse Debt	507.5	135.9	21.8	222.7	127.1
Financial Guarantees	257.1	120.5	35.0	42.0	59.6
Other Liabilities	1,031.7	276.5	327.2	195.8	232.2

Total	4,987.6	1,753.9	1,068.3	606.3	1,559.1

At January 01, 2009
Loans	2,155.4	590.8	791.4	226.5	546.6
Capital Lease	19.6	4.9	7.4	4.9	2.4
Suppliers	1,072.4	1,072.4	—	—	—
Recourse and Non Recourse Debt	504.6	137.7	17.1	212.9	136.9
Financial Guarantees	173.0	17.5	35.1	36.8	83.5
Other Liabilities	672.5	253.1	243.3	112.5	63.7

Total	4,597.4	2,076.4	1,094.3	593.7	833.1

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m - 12m), dated on December 31, 2010.

(d)	Market risk

(i)	Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of loans and financing rose in the market or reduce the return on financial investments.

Financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2010, the Company’s consolidated financial assets and loans and financing, without taking the effects of the current swap operations into account, are indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Financial assets	642.3	30.33%	1,475.4	69.67%	2,117.7	100.00%
. In reais	—	0.00%	1,049.5	49.55%	1,049.5	49.55%
. In US dollars	554.6	26.19%	425.9	20.11%	980.5	46.31%
. In other currencies	87.7	4.14%	—	0.00%	87.7	4.14%

Loans	1,270.5	88.55%	164.3	11.45%	1,434.8	100.00%
. In reais	331.2	23.09%	69.3	4.83%	400.5	27.91%
. In US dollars	936.2	62.25%	88.0	6.13%	1,024.2	71.38%
. In other currencies	3.1	0.22%	7.0	0.49%	10.1	0.71%

AFTER DERIVATIVES

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Financial investments	642.3	30.33%	1,475.4	69.67%	2,117.7	100.00%
. In reais	—	0.00%	1,049.5	49.55%	1,049.5	49.55%
. In US dollars	554.6	26.19%	425.9	20.11%	980.5	46.31%
. In other currencies	87.7	4.14%	—	0.00%	87.7	4.14%

Loans	1,276.7	88.99%	158.1	11.01%	1,434.8	100.00%
. In reais	331.2	23.09%	69.3	4.83%	400.5	27.91%
. In US dollars	942.4	65.68%	81.8	5.70%	1,024.2	71.38%
. In other currencies	3.1	0.22%	7.0	0.49%	10.1	0.71%

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Financial assets	1,475.4	100.00%	1,475.4	100.00%
. CDI	1,049.5	71.13%	1,049.5	71.13%
. LIBOR	425.9	28.87%	425.9	28.87%

Loans	164.3	100.00%	158.1	100.00%
. TJLP	67.8	41.26%	67.8	42.88%
. LIBOR	88.0	53.56%	81.8	51.73%
. CDI	1.5	0.91%	1.5	0.94%
. Euro	7.0	4.28%	7.0	4.44%

(ii)	Foreign exchange rate risk

The Company adopts the U.S. dollar as functional currency of its business.

Consequently, the Company’s operations most exposed to exchange variation risks are those denominated in Reais (labor costs, local expenses, financial investments and loans and financing denominated in Reais) as well as investments in subsidiaries in currencies other than the U.S. dollar.

Company policy for protection against foreign exchange risks is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily Management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will actually occur.

Rights and obligations denominated in currencies other than the functional currency may require derivative transactions, such as Non-Deliverable Forward (“NDF”) transactions, to balance the portion of the Company’s rights and obligations denominated in Reais.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2010 and December 31, 2009, the Company’s assets and liabilities, denominated by currency, were as follows:

	Without the effect of derivative transactions			With the effect of derivative transactions
	12.31.2010	12.31.2009	01.01.2009	12.31.2010	12.31.2009	01.01.2009
Loans
Brazilian reais	400.5	719.1	629.1	400.5	719.1	629.1
U.S. dollars	1,024.2	1,301.9	1,142.1	1,024.2	1,301.9	1,142.1
Euro	10.1	37.3	46.5	10.1	37.3	46.5
Other currencies	—	—	22.1	—	—	22.1

	1,434.8	2,058.3	1,839.8	1,434.8	2,058.3	1,839.8

Trade accounts payable
Brazilian reais	38.2	24.8	31.5	38.2	24.8	31.5
U.S. dollars	668.0	536.6	999.8	668.0	536.6	999.8
Euro	41.4	29.0	39.1	41.4	29.0	39.1
Other currencies	2.6	5.9	2.0	2.6	5.9	2.0

	750.2	596.3	1,072.4	750.2	596.3	1,072.4

Total (1)	2,185.0	2,654.6	2,912.2	2,185.0	2,654.6	2,912.2

Cash and cash equivalents and financial investments
Brazilian reais	1,051.9	1,224.4	782.1	1,051.9	1,224.4	782.1
U.S. dollars	1,039.1	1,287.4	1,433.6	1,039.1	1,287.4	1,433.6
Euro	20.6	37.2	38.0	20.6	37.2	38.0
Other currencies	67.1	22.1	16.1	67.1	22.1	16.1

	2,178.7	2,571.1	2,269.8	2,178.7	2,571.1	2,269.8

Trade accounts receivable:
Brazilian reais	44.7	108.2	52.0	44.7	108.2	52.0
U.S. dollars	252.7	208.3	297.0	252.7	208.3	297.0
Euro	51.5	90.7	105.5	51.5	90.7	105.5
Other currencies	0.4	0.2	0.2	0.4	0.2	0.2

	349.3	407.4	454.7	349.3	407.4	454.7

Total (2)	2,528.0	2,978.5	2,724.5	2,528.0	2,978.5	2,724.5

Net exposure (1 - 2):
Brazilian reais	(657.9)	(588.7)	(173.5)	(657.9)	(588.7)	(173.5)
U.S. dollars	400.4	342.8	411.3	400.4	342.8	411.3
Euro	(20.6)	(61.6)	(57.9)	(20.6)	(61.6)	(57.9)
Other currencies	(64.9)	(16.4)	7.8	(64.9)	(16.4)	7.8

The Company has other financial assets and liabilities that are also subject to exchange variation, not included in the previous note; however, they are used to minimize exposure in the currencies reported.

(iii)	Derivatives

The Company uses derivatives to protect its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded monthly in income, taking into account the realizable value of these instruments. The provision for unearned gains and losses is recorded in the balance sheet under Derivative Financial Instruments, and the contra item under foreing exchange gain (loss), net.

Swap contracts

These are contracted with the main objective of exchanging the debt at floating rates for fixed interest rates, and exchanging U.S. dollars for Reais or vice-versa, as applicable. At December 31, 2010, the Company had no contracts subject to margin calls.

At December 31, 2010, the Company had swap contracts by which it effectively converted liabilities of US$ 168.8 with and without recourse from a fixed interest rate of 5.98% p.a. to a floating rate of LIBOR plus 1.21% p.a., and through a subsidiary has hired a swap transaction in the amount of US$ 6.2 converting financing transactions subject to floating interest rate of LIBOR + 1 month plus 2.44% p.a. at fixed rates of 5.23% p.a., as shown below:

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table provides additional information related to the Swap contracts.

						Gain (loss)		Gain (loss)
Underlying transactions	Type	Original currency	Present currency	Notional amount (in thousands)	Average rate agreed - %	Book value 12.31.2010	Fair value 12.31.2010	Book value 12.31.2009	Fair value 12.31.2009
Recourse and non-recourse debt
Company asset	“Swap”	US$	US$	281.3	5.97% p.a.	20.9	20.9	14.5	14.5
Company liability	“Swap”			281.3	Libor + 1.21% p.a.
Counterparty
Natixis						20.9	20.9	14.5	14.5

Export financing
Company asset	“Swap”	R$	R$	104.0	4.50% p.a.	—	—	(0.5)	(0.5)
Company liability	“Swap”			104.0	42.33% CDI p.a.
Counterparty
ItauBBA						—	—	(0.5)	(0.5)

Acquisition property, plant and equipment
Company asset	“Swap”	US$	US$	10.3	Libor 1M + 2.44% p.a.	(0. 4)	(0. 4)	—	—
Company liability	“Swap”			10.3	5.23% p.a.
Counterparty
Compass Bank						(0.4)	(0.4)	—	—

					Total	20.5	20.5	14.0	14.0

Swaps – these are valued at present value, at the market rate on the base date, of the future flows determined by applying the contractual rates up to maturity and discounting to present value on the date of the financial statements at the current market rates.

Exchange swap contracts

At December 31, 2010, the Company had no foreign exchange swap contracts recorded in its financial statements

Others derivatives

At December 31, 2010, the Company has agreed swaps, equivalent to US$ 25.0 through which now has an asset linked to Exchange Coupon and a liability at a pre-fixed interest rate, as shown below:

						Gain (loss)		Gain (loss)
Underlying transactions	Type	Original currency	Present currency	Notional amount (in thousands)	Average rate agreed - %	Book value 12.31.2010	Book value 12.31.2010	Book value 12.31.2009	Book value 12.31.2009
Other
Company asset	“Swap”	US$	US$	25.0	5.97% p.a	(0.4)	(0.4)	—	—
Company liability	“Swap”			25.0	Libor + 1.21% p.a.
Counterparty								—	—
JP Morgan						(0.4)	(0.4)	—	—

					Total	(0.4)	(0.4)	—	—

These swap contracts are subject to Brazilian sovereign risk, and in case of an event that limits the convertibility of the Brazilian reais and or change the taxes, could result in the redemption of the operation in Brazil in the form of bonds issued by the Brazilian federal government (LTN’s – National Treasury Bills) with a swap transaction into dollar for such securities.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Sensitivity analysis

In order to present a positive and negative variation of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2010, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factor in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

Methodology:

Based on the balances shown in the tables in item (c) above, and assuming that these remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

In the evaluation of the amounts exposed to the interest rate risk, only the risks for the financial statements were considered, that is, the operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied on the rates in force at the date of the financial statements.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied on the market curve (BM&F) at the date of the financial statements.

Interest risk factor:

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2010	-50%	-25%	Probable scenario - %	25%	50%

Financial investments	CDI	1,049.1	(55.8)	(27.9)	6.4	27.9	55.8
Loans	CDI	1.5	0.1	—	—	—	(0.1)

Net impact	CDI	1,047.6	(55.7)	(27.9)	6.4	27.9	55.7

Financial investments	LIBOR	425.9	(0.7)	(0.4)	0.2	0.4	0.7
Loans	LIBOR	88.0	0.2	0.1	—	(0.1)	(0.2)

Net impact	LIBOR	337.9	(0.5)	(0.3)	0.2	0.3	0.5

Financial investments	TJLP	—	—	—	—	—	—
Loans	TJLP	67.8	2.0	1.0	—	(1.0)	(2.0)

Net impact	TJLP	(67.8)	2.0	1.0	—	(1.0)	(2.0)

Rates considered - %	CDI	10.64%	5.32%	7.98%	11.25%	13.30%	15.96%
Rates considered - %	LIBOR	0.34%	0.17%	0.26%	0.38%	0.43%	0.52%
Rates considered - %	TJLP	6.00%	3.00%	4.50%	6.00%	7.50%	9.00%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2010

Foreign exchange risk factor:

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2010	-50%	-25%	Probable scenario - %	25%	50%
Assets		1,484.2	742.0	371.1	(56.9)	(371.1)	(742.0)
Financial investments	BRL	1,049.1	524.5	262.3	(40.2)	(262.3)	(524.5)
Other assets	BRL	435.1	217.5	108.8	(16.7)	(108.8)	(217.5)

Liabilities		1,444.5	(722.2)	(361.1)	55.3	361.1	722.2
Loans and financing	BRL	400.5	(200.2)	(100.1)	15.3	100.1	200.2
Other liabilities	BRL	1,044.0	(522.0)	(261.0)	40.0	261.0	522.0
Net impact		39.7	19.8	10.0	(1.6)	(10.0)	(19.8)

Exchange rate considered		1.6662	0.8331	1.2497	1.7300	2.0826	2.4993

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2010

Derivative contracts:

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2010	-50%	-25%	Probable scenario - %	25%	50%

Interest swap	LIBOR	20.5	13.8	6.8	(3.0)	(6.2)	(12.2)
Others derivatives	Exchange coupon	(0.4)	0.4	0.2	—	(0.1)	(0.2)

Total		20.1	14.2	7.0	(3.0)	(6.3)	(12.4)

LIBOR rate considered - %		0.34%	0.17%	0.26%	0.38%	0.43%	0.52%
Exchange coupon rate considered - %		2.53%	1.26%	1.90%	2.83%	3.16%	3.79%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2010

Residual Value Guarantees

The residual value guarantees are reported in a similar manner as for financial derivative instruments (Note 2.2 i).

Methodology:

Based on residual value guarantee contracts in force, the Company ascertains any differences in values with those of third party evaluations. The probable scenario is based on the Company’s expectation to record the provisions in statistical bases, and the positive and negative variations of 25% and 50% have been applied to the evaluations of third parties on the date of the financial statements.

		Additional variations in book balances
	Amounts exposed at 12.31.2010	-50%	-25%	Probable scenario - %	25%	50%

Financial guarantee of residual value	11.1	(88.8)	(16.0)	(2.6)	1.9	5.3
Total	11.1	(88.8)	(16.0)	(2.6)	1.9	5.3

Investments Funds

The Company maintains a structure of exclusive funds, which are consolidated in the financial statements, as the Company controls these funds.

These funds were set up with the objective of outsourcing management of the Company’s short-term financial investments and the managers contracted have discretion, while respecting the restrictions established in the investment policy, to select the assets that will comprise the investment portfolio.

All the funds are classified as multimarket and may hold derivatives in their portfolio as a means of attaining the proposed profit objective. These derivatives relate exclusively to the positions taken by the funds themselves and are in no way connected with the derivatives contracted by the Company as a hedge against the cash and balance sheet risks of its operations.

The following tables show the derivatives held by the funds in the year ended December 31, 2010, and the sensitivity analysis of the main risk factor to which the instruments are exposed.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statistical simplifications were made in isolating the risk variables in question and consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

(a)	Description of the contract

Type	Nº of contracts	Due date	Unit market price	Reference value at 12.31.2010
Purchase - Forward DI	36	January-11	60.0	2.2
Purchase - Forward DI	1,438	July-11	56.8	81.7
Purchase - Forward DI	44	October-11	55.1	2.4
Purchase - Forward DI	196	January-12	53.6	10.5
Purchase - Forward DI	982	July-12	50.5	49.6
Sales - Forward DI	160	January-13	47.6	7.6
Purchase - Forward DI	98	January-14	42.5	4.2
Purchase - Forward DI	2	January-17	30.6	0.1
Purchase - Forward DI	324	January-21	19.6	6.3
Swap	1	January-11	439.0	—

Total				164.6

(b)	Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value 12.31.2010	-50%	-25%	Probable Scenario	25%	50%
CDI	164.6	(11.7)	(5.3)	—	35.0	39.3
Total	164.6	(11.7)	(5.3)	—	35.0	39.3

Rates used
CDI	10.64%	5.32%	7.98%	10.75%	13.30%	15.96%

40.	Responsibilities and Commitments

(a)	Aircraft trade-in options

The Company at times provides trade-in options to its customers in connection with a purchase agreement for new aircraft. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of new aircraft. Currently, the Company has entered into a total of 18 trade-in aircraft options. The Company’s obligation to receive the remaining three aircraft as trade-ins are directly tied to contractual obligations with customer and relate directly to the customer actually taking delivery of certain new aircraft. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The trade-in price is based on a percentage of the original purchase price of the aircraft. The Company continues to monitor all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and based on third party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(b)	Leases

The subsidiary EAH is responsible for non-cancelable operating leases of land and equipment. These leases expire at various dates to 2020.

The facilities of the subsidiary Embraer Aircraft Customer Services, Inc. - EACS are located on land leased under a contract that expires in 2020.

The Company has lease agreements for land, IT equipment and vehicles, with payments scheduled as follows:

Year
2011	4.0
2012	2.7
2013	2.0
2014	1.0
2015	1.1
After 2016	17.8

Total	28.6

(c)	Financial Guarantees

The following table provides quantitative data regarding the Company’s financial guarantees provided to third parties. The maximum potential payments represent the worst-case scenario, and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	12.31.2010	12.31.2009
Maximum financial guarantees	1,133.9	1,248.4
Maximum residual value guarantees	743.4	770.8
Mutually exclusive exposure (i)	(393.9)	(393.9)
Provisions and liabilities recorded (Note 38)	(143.4)	(154.1)

Off-balance sheet exposure	1,340.0	1,471.2

Estimated proceeds from financial guarantees and underlying assets	1,255.9	1,478.4

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that the exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure showed in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.

41.	Insurance (unaudited)

At December 31, 2010, the insurance coverage for property, plant and equipment and inventories was US$ 5,303.7 million, amounts considered to be sufficient to cover the risks involved. This amount does not include the insurance of vehicles, which are covered at market value.

In addition to the above coverage, the Company maintains civil liability policies for products, general civil liability, aeronautical risks and directors’ liability (D&O) at amounts that Management judge as adequate.

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

42.	Additional information of cash flow

	12.31.2010	12.31.2009
Cash paid during the year
Income tax and social contribution	26.8	22.4
Interest	81.5	86.7

Non-cash financing and investing transactions
Assets acquired under capital lease	0.1	1.1
Additions to property, plant and equipment, with transfer to inventory -aircraft	104.8	—
Disposals property, plant and equipment for providing for the sale of inventory	8.2	—
Restricted cash	28.7	—
Transfer from guarantee deposits to financial assets	14.4	—

43.	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker.

The chief operating decision-maker analyzed the business, dividing it geographically and in terms of markets for specific products. From a geographic perspective, Management considers the performance of the operations in Brazil, North America, Latin America, Pacific Asia, Europe and Others.

From a product perspective, the analysis considers the following market segments:

I - Commercial Aviation Market

The Commercial Aviation market operations mainly involve the development, production and sale of commercial jets and supplying support services, particularly in the regional aviation segment.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively

•

EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

II - Defense and security business

The Defense and security business operations mainly involve research, development, production, modification and support for military defense aircraft, and related products and systems. The Company’s principal customer is the Brazilian Defense Ministry and, in particular, the Brazilian Air Force.

•

Super Tucano - a light attack aircraft, specially developed to operate in severe climates, subject to extremes of temperature and humidity, and equipped with sophisticated navigation and attack, training and flight simulation systems.

•	AMX - an advanced ground attack jet, developed and produced through a cooperation agreement between Brazil and Italy. Embraer was contracted by the Brazilian Air Force to modernize these aircraft.

•	F-5BR Program - modernization of the F-5 jet fighters.

•	The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C - Airborne Early Warning and Control, EMB 145 AGS - Remote

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Sensing and Air to Ground Surveillance and P-99 - Maritime Patrol and Anti-submarine Warfare models. Originally developed for the SIVAM program, different versions were ordered by the Greek, Mexican governments and recently in India.

•	KC-390 - The scope of the KC-390 Program is to develop and produce two prototype aircraft for military transport and in-flight refueling.

•	190PR - Based on the EMBRAER 170/190 platform, this jet is developed for transportation of the President of the Republic of Brazil and members of his entourage.

III - Executive Aviation Market

The Executive Aviation market operations mainly involve the development, production and sale of executive jets and providing support services for this market segment.

•	Legacy 600 - executive jet in the Super Mid Size category using the ERJ 135 regional jet platform.

•	Legacy 500 and Legacy 450- executive jets in the Mid Size and Midlight categories, respectively, launched in April 2008.

•

Phenom - executive jets in the Very Light Jet, Entry and Light Jet categories, comprising the Phenom 100 model, the first deliveries of which were made in the third quarter of 2008, and the Phenom 300, deliveries of which started in 2009.

•	Lineage - An ultra-large executive jet based on the EMBRAER 190 commercial aircraft platform. Deliveries of this model started in 2009.

IV - Aviation Services

The Aviation Services segment, created in 2007, relates mainly to: (i) after sales support services to customers, including maintenance and training; (ii) sale of spare parts for the aircraft manufactured by the Company; and (iii) aircraft maintenance services and components.

V - Other

Operations in this segment relate to operating leases of aircraft, supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Unallocated assets consists in cash and cash equivalents, inventories, guarantee deposits and collateralized accounts receivable which are not directly attributable to any segment of the Company.

a)	Statements of income information by operating segment at December 31, 2010

	Commercial Aviation	Defense and security	Executive Aviation	Aviation Services	Other	Unallocated	Total
Revenue	2,888.6	669.8	1,145.2	563.8	96.7	—	5,364.1
Cost of sales and services	(2,425.5)	(483.9)	(966.4)	(403.5)	(58.8)	—	(4,338.1)
Gross Profit	463.1	185.9	178.8	160.3	37.9	—	1,026.0
Gross Profit %	16.0%	27.8%	15.6%	28.4%	39.2%		19.1%

Operating Income (Expense)	(222.5)	(96.1)	(119.4)	(147.1)	(49.2)	—	(634.3)
Operating profit before financial income (expense)	240.6	89.8	59.4	13.2	(11.3)	—	391.7

Financial income (expense), net						16.4	16.4
Profit before taxes on income						—	408.1

Income tax (expense) income						(62.7)	(62.7)

Net income							345.4

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Revenue by geographic area at December 31, 2010

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Total
North America	150.9	9.9	269.7	246.8	36.6	713.9
Europe	1,297.9	1.6	222.2	223.5	2.5	1,747.7
Asia Pacific	738.1	123.1	287.0	36.6	9.5	1,194.3
Latin America, except Brazil	417.3	275.3	121.3	6.3	5.6	825.8
Brazil	194.2	223.6	201.4	22.5	39.0	680.7
Other	90.2	36.3	43.6	28.1	3.5	201.7

Total	2,888.6	669.8	1,145.2	563.8	96.7	5,364.1

c)	Company’s assets at December 31, 2010

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Unallocated	Total
Accounts Receivable	—	134.5	—	189.3	25.5	—	349.3
Property, plant and equipment	440.8	42.8	133.0	229.7	354.7	—	1,201.0
Intangible assets	265.7	1.8	411.8	—	1.8	35.2	716.3

Total	706.5	179.1	544.8	419.0	382.0	35.2	2,266.6

d)	Company’s assets by geographic area at December 31, 2010

	North America	Europe	Asia Pacific	Brazil	Total
Accounts Receivable	29.1	162.5	9.0	148.7	349.3
Property, plant and equipment	180.1	415.8	43.3	561.8	1,201.0
Intangible assets	2.6	2.6	0.3	710.8	716.3

Total	211.8	580.9	52.6	1,421.3	2,266.6

e)	Statements of income information by operating segment at December 31, 2009

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Unallocated	Total
Revenue	3,382.3	498.8	896.3	604.6	115.8	—	5,497.8
Cost of sales and services	(2,808.8)	(383.2)	(737.4)	(427.4)	(71.6)	—	(4,428.4)
Gross Profit	573.5	115.6	158.9	177.2	44.2	—	1,069.4
Gross Profit %	17.0%	23.2%	17.7%	29.3%	38.2%		19.5%

Operating Income (Expense)	(455.4)	(58.6)	(63.3)	(80.6)	(32.1)	—	(690.0)
Operating profit before financial income (expense)	118.1	57.0	95.6	96.6	12.1	—	379.4

Financial income (expense), net						(58.6)	(58.6)
Profit before taxes on income							320.8

Income tax (expense) income						158.1	158.1

Net income							478.9

f)	Revenue by geographic area at December 31, 2009

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Total
North America	595.4	8.6	309.7	248.5	26.6	1,188.8
Europe	1,387.0	10.1	173.4	248.8	16.3	1,835.6
Asia Pacific	782.8	75.3	234.4	51.1	1.8	1,145.4
Latin America, except Brazil	149.6	184.7	46.5	5.5	3.7	390.0
Brazil	245.8	215.3	77.7	17.0	31.9	587.7
Other	221.7	4.8	54.6	33.7	35.5	350.3

Total	3,382.3	498.8	896.3	604.6	115.8	5,497.8

Embraer S.A.

(Formerly Embraer –

Empresa Brasileira de Aeronáutica S.A.)

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

g)	Company assets at December 31, 2009

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Unallocated	Total
Accounts Receivable	3.5	126.4	0.6	237.8	39.1	—	407.4
Property, plant and equipment	442.7	26.8	106.8	135.5	389.5	—	1,101.3
Intangible assets	283.3	4.4	407.7	—	2.7	27.4	725.5

Total	729.5	157.6	515.1	373.3	431.3	27.4	2,234.2

h)	Company’s assets by geographic area at December 31, 2009

	North America	Europe	Asia Pacific	Brazil	Total
Accounts Receivable	36.1	197.0	6.1	168.2	407.4
Property, plant and equipment	131.0	338.0	43.7	588.6	1,101.3
Intangible assets	2.1	2.9	0.8	719.7	725.5

Total	169.2	537.9	50.6	1,476.5	2,234.2

i)	Company assets at January 1, 2009

	Commercial Aviation	Defense and Security	Executive Aviation	Aviation Services	Other	Unallocated	Total
Accounts Receivable	—	98.9	—	291.8	64.0	—	454.7
Property, plant and equipment	454.0	18.6	96.1	127.4	363.5	—	1,059.6
Intangible assets	317.0	4.0	336.2	—	10.7	22.0	689.9

Total	771.0	121.5	432.3	419.2	438.2	22.0	2,204.2

j)	Company’s assets by geographic area at January 1, 2009

	North America	Europe	Asia Pacific	Brazil	Total
Accounts Receivable	63.6	198.9	16.2	176.0	454.7
Property, plant and equipment	96.1	327.2	48.9	587.4	1,059.6
Intangible assets	1.6	2.0	0.5	685.8	689.9

Total	161.3	528.1	65.6	1,449.2	2,204.2

44.	Events after the Balance Sheet date

In March 15, 2011, the Embraer defense and security business signed a contract to purchase 64.7% of the capital of the radar division of OrbiSat da Amazônia S.A. The deal, which is valued at R$ 28.5 million, is an important strategic step to increase the participation of Embraer defense and security business in the Brazilian security system.

In April 12, 2011, the Embraer defense and security business announced the acquisition for R$36 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A. with the purpose of increasing our capacity for developing products and services in the area of C4I systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets. The acquisition will be submitted to the CADE for antitrust clearance.

In April 12 2011, the Embraer defense and security business and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the signature of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the potential creation of a company to explore this segment with a majority participation of our defense and security business unit.

In April 12, 2011, the Company entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, taking advantage of the infrastructure, financial resources and workforce of the HEAI, our joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China and aims to serve the growing demand of the Chinese executive aviation market.

*         *         *