Form 20-F
period 2011-12-31
EMBRAER S.A.
filed 2012-04-16
CIK 1355444

As filed with the Securities and Exchange Commission on April 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 001-15102

EMBRAER S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

André Gaia

Head of Investor Relations

(55) 12 3927 4404

investor.relations@embraer.com

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered

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

Title of each class

US$500,000,000 6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd.

Guaranteed by Embraer S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011:

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

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us” or “our” refer to Embraer S.A. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements at December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010, and 2009 are included in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our financial statements for the year ended December 31, 2010 are our first annual financial statements that comply with IFRS as issued by the IASB. As permitted by the applicable rules, when making the transition from U.S. GAAP to IFRS, we did not include in this annual report our financial statements as of and for the years ended December 31, 2008 and 2007, as they were prepared in accordance with U.S. GAAP and not IFRS.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21 – “The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that mainly influences the sale prices of our goods and services, (2) the currency of the countries whose competitive forces mainly determine the sale prices of our goods and services, (3) the currency that mainly influences prices of raw materials and other costs involved in providing our goods and services, (4) the currency in which the funds for financial operations are principally obtained, and (5) the currency in which revenue from operations is usually received. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency. Our financial statements and financial data presented herein and prepared in accordance with IFRS do not reflect the effects of inflation.

In our 2011, 2010 and 2009 financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as single line items.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles, as well as other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and have become effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted our parent company financial statements as of and for the years ended December 31, 2011, 2010 and 2009 and the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect on our consolidated financial statements prepared in accordance with IFRS that are included elsewhere in this annual report. Our parent company financial statements as of and for the years ended December 31, 2011, 2010 and 2009 which are prepared in accordance with the Brazilian Corporate Law, which are not included in this annual report, differ from those prepared in accordance with IFRS.

As a result of the listing of our common shares on the Novo Mercado segment of the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros de São Paulo, or São Paulo Stock Exchange, since January 2009 we are required to translate into English our quarterly and annual financial statements.

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jet” refers to narrow body jet aircraft with 30-60 passenger seats;

•	the term “mid-capacity jet” refers to jet aircraft with 70-120 passenger seats. All of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that carry from six to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “ultra-large jet” refers to executive jets that have longer range and over-sized cabin space and carry, on average, 19 passengers; and

•

the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we make reference only to firm orders and not to options. We also include the number of aircraft sold by our defense and security segment to state-owned airlines in our commercial aircraft backlog.

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

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors as set forth under “Item 3D. Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors such as those risks described in “Item 3D. Key Information—Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected Financial Data

The following table presents our selected financial and other data at and for each of the periods indicated. Selected financial data as of December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated IFRS financial statements which are included elsewhere in this annual report. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2011	2010	2009
	(in US$ millions)
Consolidated Statements of Income Data
Revenue	5,803.0	5,364.1	5,497.8
Cost of sales and services	(4,495.9)	(4,338.1)	(4,428.4)

Gross profit	1,307.1	1,026.0	1,069.4
Operating income (expense)
Administrative	(262.5)	(197.5)	(191.3)
Selling	(419.3)	(374.1)	(304.6)
Research	(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	(221.5)	9.4	(138.5)
Equity	(0.3)	—	—

Operating profit before financial income (expense)	318.2	391.7	379.4
Financial income (expenses), net	(90.7)	17.5	10.2
Foreign exchange gain (loss), net	20.0	(1.1)	(68.8)

Profit before taxes on income	247.5	408.1	320.8
Income tax (expense) benefit	(127.1)	(62.7)	158.1

Net income	120.4	345.4	478.9

Attributable to:
Owners of Embraer	111.6	330.2	465.2
Noncontrolling interest	8.8	15.2	13.7

	Year ended December 31,
	2011	2010	2009
	(in US$)
Earnings per Share – Basic
Net income attributable to owners of Embraer	111.6	330.2	465.2
Weighted average number of shares (in thousands)	723,667	723,665	723,665
Basic earnings per share – U.S. dollars	0.1542	0.4563	0.6428

	Year ended December 31,
	2011	2010	2009
	(in US$)
Earnings per Share – Diluted
Net income attributable to owners of Embraer	111.6	330.2	465.2
Weighted average number of shares (in thousands) – diluted	723,667	723,665	723,665
Dilution – issuance of stock options (in thousands)	1,180	354	—
Weighted average number of shares (in thousands)	724,847	724,019	723,665
Diluted earnings per share	0.1540	0.4562	0.6428

	At December 31,		At January 1,
	2011	2010	2009	2009
	(in US$ millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,350.2	1,393.1	1,592.4	1,820.7
Financial assets	753.6	733.5	953.8	380.8
Other current assets	3,065.6	2,856.2	3,096.5	3,669.0
Property, plant and equipment	1,450.4	1,201.0	1,101.3	1,059.6
Intangible assets	808.3	716.3	725.5	689.9
Other long-term assets	1,430.2	1,490.9	1,420.0	1,331.2

Total assets	8,858.3	8,391.0	8,889.5	8,951.2

Short-term loans and financing	251.8	72.6	592.4	539.0
Other current payables	2,589.9	2,316.1	2,158.2	2,986.9
Long-term loans and financing	1,406.3	1,362.2	1,465.9	1,300.8
Other long-term liabilities	1,492.5	1,508.6	1,790.0	1,598.9
Company shareholders’ equity	3,007.3	3,028.4	2,792.7	2,455.6
Noncontrolling interest	110.5	103.1	90.3	70.0

Total shareholders’ equity	3,1117.8	3,131.5	2,883.0	2,525.6

Total liabilities and shareholders’ equity	8,858.3	8,391.0	8,889.5	8,951.2

	Year ended December 31,
	2011	2010	2009
	(in US$ millions)
Other Consolidated Financial Data
Net cash generated by operating activities	480.2	873.8	3.6
Net cash used in investing activities	(602.0)	(288.3)	(378.0)
Net cash generated by (used in) financing activities	96.4	(802.2)	(23.9)
Depreciation and amortization	238.8	219.2	229.3

	At and for the year ended December 31,
	2011	2010		2009
Other Data:
Aircraft delivered during period:
To the Commercial Aviation Market
ERJ 145	2	6		7
EMBRAER 170	1	9 / 2	(1)	22
EMBRAER 175	10	8		11
EMBRAER 190	68	58		62
EMBRAER 195	24	17		20
To the Defense and Security Market
EMB 120 Brasília	—	—		—
Legacy 600	—	1		—
Phenom 100	—	—		4
EMB 145	—	—		—
EMB 135	—	1		1
EMBRAER 170	—	—		—
EMBRAER 190	—	—		2

	At and for the year ended December 31,
	2011		2010		2009
Other Data:
EMB 145 AEW&C/RS/MP		—		—		—
EMB 312 Tucano/AL-X/ Super Tucano		—		—		26
To the Executive Aviation Market
Legacy 600/650		13		10		18
EMBRAER 175 Shuttle		—		—		3
Phenom 100		41		100		93
Phenom 300		42		26		1
Lineage 1000		3		8		3
To the General Aviation Market
Light Propeller Aircraft		54		—		34

Total delivered		258		246		304

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
EMB 120 Brasília		—		—		—
ERJ 145		—		2		8
ERJ 135		—		—		—
ERJ 140		—		—		—
EMBRAER 170		6		10		17
EMBRAER 175		46		40		15
EMBRAER 190		162		157		185
EMBRAER 195		35		41		40
In the Defense and Security Market
EMB 145 AEW&C/RS/MP		3		3		3
EMB 312 Tucano/EMB 314/EP Super Tucano		24		16		57
EMB 145		—		—		—
EMB 135		—		—		1
Legacy 600/Phenom 100		—		—		—
EMBRAER 170/ EMBRAER 190		—		—		—
In the Executive Aviation Market
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		421		551		737
In the General Aviation Market
Light Propeller Aircraft		—		—		—

Total backlog (in aircraft)		697		820		1,063

Total backlog (in millions)	US$	15,441.2	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could be purchased only in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Period-end
Year ended December 31,
2007	1.7325	2.1556	1.9500	1.7713
2008	1.5593	2.5004	1.8346	2.3370
2009	1.7024	2.4218	1.9957	1.7412
2010	1.6554	1.8811	1.7601	1.6662
2011	1.5345	1.9016	1.6709	1.8758

	Exchange Rate of Reais to US$1.00
	Low	High	Average(2)	Period-end
Month/period ended
November 30, 2011	1.7270	1.8937	1.7905	1.8109
December 31, 2011	1.7830	1.8758	1.8369	1.8758
January 31, 2012	1.7389	1.8683	1.7897	1.7391
February 29, 2012	1.7024	1.7376	1.7179	1.7012
March 31, 2012	1.7152	1.8334	1.8221	1.8221
April 2012 (through April 10, 2012)	1.8314	1.8317	1.7755	1.8317

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

The commercial airline industry has been negatively impacted by a number of factors. For example, in 2004, we reduced scheduled deliveries from 160 to 145 aircraft following US Airways’ second Chapter 11 filing in September 2004. Moreover, in 2004 we re-evaluated our risk exposure related to aircraft valuations and customer credit risk, which resulted in charges to income of US$16.0 million. In 2011, AMR Corporation, or AMR, the parent company of American Airlines, which currently operates a fleet of 216 ERJ 145 family aircraft through its wholly-owned subsidiary, American Eagle, filed for a Chapter 11 bankruptcy. As a result of the expected fleet adjustments that will take place at AMR, we have provisioned a total of US$317.5 million to account for expected expenses related to obligations from financial guarantees and residual value guarantees for these 216 aircraft. See “Item 5E. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements.”

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

Commercial aircraft. As of December 31, 2011, 41% of our firm orders in backlog for the EMBRAER 170/190 jet family were from Flybe, in the U.K., JetBlue Airways and Air Lease, in the U.S., and Azul, a Brazilian airline founded in 2008. We believe that we will continue to depend on a number of key customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, due to the global economic slowdown, the commercial airline industry is seeking to reduce costs and increase efficiency, and is experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of purchases of our aircraft.

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Revenue arising from sales to the Brazilian federal government accounted for 25.0% of our defense and security revenue for the year ended December 31, 2011. A decrease in defense spending by the Brazilian federal government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our defense and security revenue. We cannot assure you that the Brazilian federal government will continue to purchase aircraft or services from us in the future at the same rate or at all.

Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engine, which cannot be substituted by another manufacturer without significant delays and expense. This dependence makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large number of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. In 2007, deliveries of equipment for one of our defense products were temporarily suspended due to export control requirements. Although we work closely with, and monitor the production process of, our risk-sharing partners and major suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules or to comply with regulatory requirements (including export control requirements) could affect our ability to deliver new aircraft to customers in a timely manner.

Our aircraft sales are subject to cancellation provisions that may reduce our cash flow.

A portion of our aircraft firm orders is subject to significant contingencies, both before and after delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•	failure of a customer to honor its aircraft purchases; or

•	production rate shortfalls.

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2011 we had an unusually high liquidated damages revenue, of approximately US$67.1 million, compared to US$30.4 million in 2010, which were recognized in other operating (expenses) income, net, due to the termination of certain aircraft sales contracts. Although these cancellations occurred primarily in our executive aviation business, we cannot guarantee that in the future we will not experience material cancellations in our other aircraft segments. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow and backlog.

Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.

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

Residual value guarantees typically ensure that, at the 15th year as of the aircraft delivery date, the relevant aircraft will have a residual market value equal to a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 17% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$682.8 million as of December 31, 2011. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if in the future we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion of these off-balance sheet arrangements, see Note 40 to our audited consolidated financial statements.

In addition, in connection with the execution of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide customers with the right to trade in existing Embraer aircraft upon the purchase and acceptance of a new aircraft. From the 18 trade-in options we had in 2010, in 2011 we accepted five aircraft for trade-in and another 12 trade-in options were cancelled. Also, in 2011, we accepted two aircraft for trade-in pursuant to trade-in aircraft options signed in 2011. As a result, we are currently subject to trade-in options relating to one aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined in the manner discussed under “Item 5A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights” for commercial and executive aircraft. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, based on information on similar aircraft remarketing in the secondary market, and the credit rating of the customers. In this regard, based on our risk assessment of Mesa’s Chapter 11 filing, in 2009 we reserved US$74.4 million of collateral in the form of cash deposited in escrow, in recognition of estimated losses that at the time we had classified as probable with respect to financial guarantees extended by us in connection with sales of our aircraft to Mesa. As a result of the AMR Chapter 11 filing in 2011, and related exposure from financial guarantees and residual value guarantee obligations, we made a total net provision of US$360.7 million related to these obligations. Of this amount, US$107.4 million is accounted for under financial (expenses) income, net, and, therefore, does not impact our operating margin. The remaining US$253.3 million is accounted for under other operating income (expenses), net, and, therefore, impacted our operating margin for the year.

Considering the potential impacts to the regional aircraft secondary market and aircraft values that may come as a result of an increase in aircraft availability due to the AMR restructuring process, we also revised existing provisions, which also relate to our financial guarantee and residual value guarantee obligations, and the net effect of such revisions was negative US$43.2 million. It should be noted that, among other things (such as residual value guarantee related provisions), these revisions include an additional provision related to the Mesa Air Group bankruptcy process that occurred in 2010. This additional provision was as a result of the latest market developments in the 50-seat segment and the expectation that the Mesa aircraft will be remarketed in the coming months. It is important to note that with this additional provision for the Mesa Air Group obligations, we have now provisioned for the maximum potential expenses related to such obligations and, therefore, no additional provisions are expected for these guarantees. For further information, see Note 40 to our audited consolidated financial statements.

Any future decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

Although ProEx is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If, in the future, ProEx or another similar Brazilian export financing program is not available, or if the terms of the ProEx are substantially changed such that our customers’ export financing costs become higher than those offered by other export credit agencies, or ECAs, that support our competitors exports, our competitiveness in the commercial jet market could decrease.

In July 2007, Brazil and the Organization for Economic Co-operation and Development, or OECD, countries entered into an agreement known as the Aircraft Sector Understanding to establish a “level-playing field” for official financing support for aircraft exports. Export Credit Agencies, or ECAs, from signatory countries are required to offer the same basic financial terms and conditions when financing sales of aircraft that compete with those produced by the jet manufacturers of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the above agreement, financing support by the Brazilian federal government to the potential purchasers of our aircraft will contain similar terms and conditions offered to such purchasers by The Boeing Company, or Boeing, Airbus S.A.S., or Airbus, Bombardier or any other competitor from a signatory country to the Aircraft Sector Understanding of the OECD. By the end of 2007, the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, started to offer financing to our customers under terms and conditions required by the OECD’s Aircraft Sector Understanding. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Any future government subsidies supporting any of our major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.

From 2004 through 2011, approximately 18.0% of the total value of our export deliveries was subject to financing support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação), or FGE, a special fund linked to the Ministry of Finance and managed by the BNDES to foster exports. We cannot ensure that the Brazilian federal government will continue to provide sufficient funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to customers, without an adequate substitute, could lead to fewer deliveries and result in lower profitability for us.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

As we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would delay recognition of revenue.

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

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, a total of US$652.4 million through December 31, 2011. Cash contributions do not have to be refunded by us to the risk-sharing partners if we fulfill certain milestones agreed with our risk-sharing partners. An amount of US$650.5 million of these cash contributions had become nonrefundable through 2011. If we cancel the production of the Phenoms 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other nonmarket related reasons, we may be obligated to refund US$1.9 million of the total cash contributions already received. The Legacy 500 executive jet is expected to enter into service in late 2013, and the Legacy 450 is expected to enter service one year after the Legacy 500.

If we are unable to meet certain milestones agreed with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity aircraft) in the world, along with Boeing, Airbus and Bombardier, all of which are large international companies. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain this market share. Our ability to maintain this market share and remain competitive in the commercial aircraft manufacturing market over the long-term requires continued technological and performance enhancement to our products. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and, in some instances, benefits from government-sponsored product development subsidies. These companies also may have significant technological capabilities and greater financial and marketing resources than us. Additionally, Chinese, Russian and Japanese companies are developing mid-capacity jets and already have firm orders in backlog.

We also face significant competition from companies with longer operating histories and established reputations in this industry. Also, some of our competitors in the business jet market may reach the market with their product before we do, allowing them to establish a customer base and making our efforts to gain greater market share more difficult. Recently, some of the most traditional manufacturers have been engaging in aggressive sales and marketing strategies, such as lowering sales prices, offering additional service packages and targeting advertisement to specific consumers. In addition, we have also been facing significant competition from sales of slightly used or almost new pre-owned aircraft. We cannot assure you that we will continue to increase our market share in the business jet market segment as we have been able to do in the past, or that we will not experience a reduction in our current market share in this segment.

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

As of December 31, 2011, there was a US$386.5 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian federal government in the future as payment for these liabilities.

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

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil known as the Agência Nacional de Aviação Civil - ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as in other countries in which our customers are located, most notably the U.S. Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers in those regions. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. We also believe that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. In addition, complying with the requirements of the certification and other regulatory authorities can be both expensive and time-consuming.

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

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares and ADSs.

Brazil experienced extremely high rates of inflation during the decade of the 1980s and in the early part of the 1990s. Since 1994, Brazil’s inflation has been under control. More recently, Brazil’s annual rate of inflation was 4.5%, 5.9%, 4.3%, 5.9%, and 6.5%, from 2007 through 2011, respectively, as measured by the Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index), or IPCA. Although inflation rates in Brazil are under control to a certain extent, there continues to be some inflationary pressure as a result of the strong expansion of the Brazilian economy in recent years. Among the effects of such inflationary pressure, labor costs have risen in the past couple of years. More recently, the Brazilian government has taken certain fiscal actions in order to keep inflation under control.

Future Brazilian federal government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our common shares and ADSs.

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

For example, in 2002, the real to U.S. dollar exchange rate increased by 52.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the R$ to US$ exchange rate decreased by 18.2%, 8.1%, 11.8%, 8.7%, and 17.2% in 2003, 2004, 2005, 2006, and 2007, respectively, in 2008 it appreciated by 31.9%, mainly as a result of the global economic crisis. In 2009 and 2010, the real to U.S. dollar exchange rate decreased 25.5% and 4.3%, respectively, mainly as the effects of the global economic crisis on the Brazilian economy appeared to be less severe than in other parts of the world. In 2011, such rate increased another 12.6%, a trend that persisted in the first months of 2012. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future.

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

Appreciation of the real against the U.S. dollar may also have an adverse impact on the competitiveness of our products, as approximately 25% of our total costs are incurred and denominated in reais. Therefore, appreciations of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S dollars, and may result in a decrease in our margins.

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

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the 2008 global economic crisis has had an impact on many economies and capital markets around the world. This crisis was evidenced by instability in the value of securities and capital markets, stock and credit market volatility, instability of most currencies, unavailability of credit, higher interest rates, a widespread reduction in demand, a general economic slowdown and other factors that could adversely affect our financial condition and diminish investors’ interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our common shares and ADSs, diminish investor interest in securities of Brazilian issuers, including our common shares and ADSs, and make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all.

Risks Relating to Our Common Shares and ADSs

If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 2,689, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 2,689 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition, will not be imposed in the future.

The Brazilian federal government has veto power over change of control, change of name, trademark or corporate purpose and over the creation or alteration of our defense and security programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

The Brazilian federal government holds one share of a special class of our common stock called a “golden share,” which carries veto power over change of control, change of our name, trademark or corporate purpose and over the creation or alteration of our defense and security programs (whether or not the Brazilian federal government participates in such programs). Moreover, the Brazilian federal government may have an interest in vetoing transactions that may be in the interest of the holders of our common shares or ADSs. For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market segments, which actions required the approval of the Brazilian federal government. We cannot assure you that we will be able to obtain approvals from the Brazilian federal government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required in the future.

Our bylaws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (1) 35% or more of the total shares issued by us or (2) other rights over shares issued by us that represent more than 35% of our capital, to submit to the Brazilian federal government a request for making a public tender offer to purchase all of our shares on the terms specified in our bylaws. If the request is approved, such shareholder or group of shareholders must commence the public tender offer to purchase all of our shares within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell all of such shareholder’s shares that exceed the 35% limit within 30 days, so that the holding of such shareholder or group of shareholders falls below 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our Board of Directors and our shareholders in a shareholders’ meeting convened for this purpose and, with the consent of the Brazilian federal government, as holder of the golden share.

The absence of a single, controlling shareholder or group of controlling shareholders may render us susceptible to shareholder disputes or other unanticipated developments.

The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because, among other things, the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management team, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Our bylaws contain provisions that limit the voting rights of certain shareholders including non-Brazilian shareholders.

Our bylaws contain provisions that limit the rights of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Limitations on the Voting Rights of Certain Holders of Common Shares.”

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

Holder of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADSs. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least eight days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADS in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to such holders. We cannot ensure that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

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

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

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

Overview

Embraer S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation and we are subject to the provisions of the Brazilian Corporate Law. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004 and its derivatives, the EMBRAER 175, and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super midsize categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are products in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

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

Strategic Alliances and Growth Opportunities

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions, as well as enhance our existing relationships with significant world players in the aerospace and defense and security industries, including any members of the groups or companies below.

Strategic Alliances

European Aerospace and Defense Group

On November 5, 1999, a group consisting of (1) Aerospatiale Matra, currently known as European Aeronautic, Defense and Space Company N.V., or EADS, (2) Dassault Aviation, (3) Thomson-CSF, currently referred to by its trade name ThalesTM, and (4) Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, all of which we refer to collectively as the European Aerospace and Defense Group, purchased 20% of our outstanding common stock from our existing common shareholders at that time. Most of the common stock purchased by the European Aerospace and Defense Group was owned by our former controlling shareholders.

Because the members of the European Aerospace and Defense Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders as part of our 2006 corporate reorganization, the European Aerospace and Defense Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the European Aerospace and Defense Group is no longer recognized as a group for voting purposes nor considered to be a strategic shareholder of Embraer. ThalesTM sold all of its shares in October 2006, and EADS sold all of its shares in a secondary offering in February 2007.

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

AEL Sistemas

In April 2011, we and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the execution of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the potential creation of a company to explore this segment with a majority participation of our defense and security business unit.

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

Boeing

In April 2012, we entered into a cooperation agreement with Boeing, in which we agreed to pursue several areas of cooperation, including commercial aircraft features that enhance safety and efficiency, research and technology and sustainable aviation biofuels.

Joint Ventures

HEAI

In December 2002, we formed HEAI, a joint venture company with Harbin Aircraft Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for the manufacture, sale and after-sale support of the ERJ 145 regional jet family. We own 51% of the equity of HEAI. We have granted HEAI a license for the exclusive rights to produce, sell and provide support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China, and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. In October 2007, the 1,000th jet of the ERJ 145 family was delivered by Harbin Embraer Aircraft Industry Co. Ltd.

AIRHOLDINGS

In March 2005, a consortium formed by us and EADS acquired 65% of OGMA’s shares through a newly created holding company, named AIRHOLDING, SGPS, S.A., or AIRHOLDING. At that time we held 99% of the equity in the referred holding company and EADS held the remaining 1%. Further, in March 2006, EADS exercised its option to increase its interest to 30% of the equity in the referred holding company. We acquired 100% of EADS stake in OGMA pursuant to an agreement signed on January 27, 2012. With this new agreement, Embraer acquires control over AIRHOLDING’s 65% stake in OGMA, while the Portuguese government holds the remaining 35% through the Empresa Portuguesa de Defesa–EMPORDEF (Portuguese Defense Company). OGMA is a major representative of the aviation industry in Europe, offering services that include the maintenance, repair and overhaul of civil and military aircraft, engines and parts, assembly of structural components and engineering support.

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

OrbiSat

In May 2011, we executed a US$25.7 million contract to purchase a 90% stake in the capital stock of the radar business of OrbiSat da Amazônia S.A., or OrbiSat, a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. This is the first acquisition made by our recently created defense and security business unit.

Atech

In April 2011, we announced the acquisition for US$23.3 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, or C4I, systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets.

AEL & Harpia

In April 2011, Embraer Defense and Security and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the execution of a strategic agreement envisaging the evaluation of joint exploration of unmanned aerial systems, including the potential creation of a company with majority participation of Embraer’s defense and security department to work in the segment.

In September 2011, Embraer’s defense and security department and AEL Sistemas formalized this partnership and created a new company, Harpia Sistemas S.A., to focus on unmanned aerial systems market. We hold 51% of Harpia’s capital, and AEL holds the remaining 49%. Harpia’s activities will involve marketing, development, systems integration, manufacture, sales, and after-sale support for unmanned aerial systems, as well as simulators and the modernization of avionics systems. The company aims to provide broader solutions for complex systems, with a view to increasing the market share of Brazilian made products in the national defense and security market. As a part of this partnership, and for the purpose of participating in the process of transferring technology to Brazil, we acquired 25% of AEL’s capital for R$5.0 million.

Telebras

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, announced the signature of a memorandum of understanding for the purpose of forming a company, of which Embraer will hold a 51% stake and Telebras 49%, to work with the Brazilian federal government in order to meet the needs of Brazil’s plan for satellite development, including the National Broadband Program and strategic defense and governmental communications.

Capital Expenditures (Property, Plant and Equipment and Development)

We include our investments in both development and property, plant and equipment as part of our capital expenditures.

As part of our transition to IFRS, in 2010 we have started to capitalize our expenditures related to product development projects as non-current intangible assets on our balance sheet when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize such assets in the form of charges to cost of sales and services on our income statement, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our balance sheet and depreciate such assets in the form of charges to cost of sales and services on our income statement. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

Most of our development expenditures are associated with the development of new products either for the commercial or executive aviation segments. Development expenditures totaled US$207.1 million in 2011, US$162.2 million in 2010 and US$204.0 million in 2009, inclusive of cash contributions from risk-sharing partners. The increase in development expenditures in 2011 relative to 2010 is mainly a result of executive aviation. The decrease in development expenditures in 2010 relative to 2009 was mainly a result of fewer aircraft certifications in 2010, while additional development expenditures were required in 2009 in preparation of the certification of the Phenom 300 in that year.

We also receive funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft development programs. Cash contributions provided by risk-sharing partners totaled US$85.8 million in 2011, US$99.4 million in 2010 and US$102.2 million in 2009. The decrease in cash contributions from risk-sharing partners in 2011 relative to 2010 is explained mainly by the contribution schedule agreed with our risk sharing partners. The reduction in cash contributions from risk-sharing partners in 2010 relative to 2009 is mainly a result of fewer such contributions in 2010 due to the certification of the Phenom 300 and the fulfillment of other contractual milestones under our risk-sharing arrangements in 2009. This reduction in cash contributions from risk-sharing partners was partially offset by contributions to the Legacy 450/500 program in 2010. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the Legacy 450/500 executive jets. An estimated US$750.0 million is expected to be invested overall in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The Legacy 500 executive jet is expected to enter into service in late 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500.

Our total disbursements in capital expenditures related to property, plant and equipment were US$162.2 million in 2011, US$73.5 million in 2010 and US$97.1 million in 2009. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2012, we expect to invest approximately US$650.0 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$450.0 million will be invested in our research and product development activities, exclusive of contributions of risk-sharing partners, and US$200 million will be invested in property, plant and equipment. The US$200 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, (2) the construction of the Melbourne, Florida plant, which was started in May 2008, and (3) the construction of two plants in Evora, Portugal, which was started in July 2008.

We expect to invest approximately 77% of our budgeted US$650.0 million capital expenditures for 2012 in Brazil, most of which will be invested in research and development activities. The remaining 23% of our capital expenditures will be invested abroad, mainly on property, plant and equipment at our new industrial facilities in the cities of Melbourne, Florida and Evora, Portugal. We do not expect to receive relevant amounts of cash contributions from the risk-sharing partners in 2012.

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “Item 5C. Operating and Financial Review and Prospects—Research”.

We incur few development expenditures for defense and security programs, as those are primarily funded by the Brazilian federal government and other government customers under long-term development contracts.

4B.	Business Overview

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity jets) in the world, based on 2011 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. Our commercial aviation business, including aviation-related services, accounted for 64.0% of our revenue in 2011. We are the leading supplier of defense aircraft to the Brazilian Air Force, based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia and Latin America. Our defense and security business, including aviation related services, accounted for 14.7% of our revenue in 2011. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our executive jet business, including aviation related services, accounted for 19.2% of our revenue in 2011. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. Our aviation services business accounted for 11.3% of our revenue in 2011. Other related businesses accounted for 2.1% of our revenue in 2011. For the year ended December 31, 2011, we generated revenue of US$5,803.0 million, of which approximately 90% was U.S. dollar-denominated. At December 31, 2011, we had a total firm order backlog of US$15.4 billion, which included 249 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. We are a leading manufacturer of 30-120 seat jets, based on the number of aircraft sold, with a strong global customer base. We have sold our regional and mid-capacity jets to more than 70 customers on the five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines and commercial carriers in the world.

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

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2011, engineers comprised 25.1% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Continued Focus on Customer Satisfaction and Services. We strongly believe that a long-term relationship with our customer base is essential to our growth strategy. Providing an appropriate services portfolio for different market segments and fleet ages is a key element of our customer focus and an important tool for maintaining long-term relationships with our customers and product competitiveness.

As the number of our aircraft in operation continues to grow, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the worldwide expansion of our customer support facilities and our service centers network. See “Item 4B.—Customer Support and Services.”

We offer our customers several facilities for aircraft maintenance, repair and overhaul services, or MROs, around the world. We own and operate eight service centers, located in the U.S., Portugal, Brazil and France. In addition, our customers can rely on more than 50 authorized third-party centers located worldwide to meet their maintenance needs. For further information on our support and services network, see “—Customer Support and Services.”

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of December 31, 2011, we had approximately 890 units of the ERJ 145 jet in commercial operation. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will be popular with major low-cost airlines that are right-sizing their fleet in order to adjust capacity to meet demand in less dense routes. As of December 31, 2011, we were leaders in the 61-120 seat category in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra-large categories. We developed the Legacy 600, a super midsize jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, and the Lineage 1000, an ultra-large jet, and are developing the Legacy 450 and the Legacy 500, executive jets in the mid-light and mid-size categories, respectively. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

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

We offer our customers several MROs around the world. We own and operate eight service centers, located in the U.S., Portugal, Brazil and France. In addition, our customers can rely on more than 50 authorized third-party centers located around the world to comply with their maintenance needs. For further information on our support and services network, see “—Customer Support and Services.”

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our commercial aviation business is our primary business, accounting for 64.0% of our revenue for the year ended December 31, 2011.

Products

We developed the ERJ 145, a 50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. After less than two years of development, the ERJ 135, a 37-seat regional jet based on the ERJ 145, was introduced in July 1999. In addition, we developed the 44-seat ERJ 140 as part of the ERJ 145 regional jet family, which we began delivering in the second half of 2001. We believe that the ERJ 145 regional jet family provides the comfort, range and speed of a jet at costs comparable to turboprop aircraft. We are continuing to develop the EMBRAER 170/190 jet family, our 70-124 seat platform, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed, comfort and capacity than a turboprop. The ERJ 145 was certified by the Brazilian Aviation Authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Civil Aviation Administration of China, or CAAC, in December 2000. We began delivering the ERJ 145 in December 1996. In October 2007, we delivered our 1,000th ERJ 145 aircraft, manufactured by Harbin Embraer Aircraft Industry Co. Ltd. to the HNA Group.

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

The ERJ 145 is also available in a long-range, or LR, version, and, in response to customer requests, we have developed an extra-long-range, or XR, version of the aircraft. The ERJ 145 LR features a larger fuel tank, more powerful engines and greater range than the standard version. The ERJ 145 LR, which was certified by the Brazilian Aviation Authority, the FAA and the European aviation authority in 1998, and by the CAAC in November 2000, uses engines that deliver 15% more thrust, allowing the fully loaded aircraft to operate on routes of up to 1,550 nautical miles. The ERJ 145 XR features a new and updated turbofan engine, increased capacity fuel tanks and winglets. The ERJ 145 XR, which was certified by the Brazilian Aviation Authority in August 2002 and by the FAA in October 2002, offers reduced fuel consumption, a maximum, fully loaded range of 2,000 nautical miles and enhanced operational capabilities for hot weather and high altitudes. Deliveries of the ERJ 145 LR began in February 1998, and deliveries of the ERJ 145 XR began in October 2002.

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

We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and is manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and by the FAA in July 2001. The ERJ 140 has a maximum fully loaded range of 1,230 nautical miles in its standard version. The ERJ 140 is available in LR version, with maximum fully loaded range of 1,630 nautical miles. We began delivering the ERJ 140 in August 2001.

The ERJ 145 regional jet family allows for standardized pilot certification and maintenance procedures.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers with a choice of four aircraft in the mid-capacity passenger range. The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 108-124 seat jet.

The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint aviation authority of Europe (the former advisory organization that made certification recommendations to non-EU national authorities), or JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality. Aircraft in the family share approximately 86% of the same components. The high level of commonality in this jet family lowered our development expenses and shortened our development period. We believe that this commonality leads to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family does not share the same wing design. This new mid-capacity jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric and contain state-of-the-art avionics manufactured by Honeywell.

The EMBRAER 170/190 jet family’s principal features are:

•

Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach.82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,700 and 1,600 nautical miles, respectively, and each is available in the long-range version, with maximum fully loaded ranges of 2,100 and 2,000 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,700 and 1,500 nautical miles, respectively, and each is available in the long-range version with maximum fully loaded ranges of 2,400 and 2,200 nautical miles, respectively.

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

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian Aviation Authority in July 1985. Since its introduction in 1985 we have delivered 352 EMB 120 Brasílias for the regional market and six EMB 120 Brasílias for the defense and security market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

We believe we have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2011, our largest customers, by firm orders, were Express Jet, American Eagle, JetBlue Airways, Flybe, US Airways, Republic Airlines, Azul, HNA Group, Lufthansa, Air Canada, Air Lease, GECAS, KLM, Virgin Australia and Regional (a subsidiary of Air France).

For a discussion of these significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers and key suppliers, the loss of any of which could harm our business.”

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. These contracts generally include an option for our customers to purchase additional aircraft for a fixed price option, subject to adjustment based on the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future” for a more detailed discussion of these provisions.

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

61-90–seat and 91-120–seat categories

We currently face our strongest competition in the 61-90– and 91-120–seat categories. We currently compete against the following aircraft in these categories:

•	ATR-72, a 64-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 85-seat and 98-seat regional jets produced by Bombardier, respectively;

•	A318, a 100-plus-seat jet produced by Airbus;

•	737-600, a 100-plus-seat jet produced by Boeing; and

•	SSJ100, a 95-seat regional jet produced by Sukhoi.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2014;

•	COMAC’s ARJ21, a 90- to 105-seat regional jet, with the 90-seat version officially scheduled to enter into service in 2012; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 92-seat regional jet launched in March 2008, which is expected to enter into service by 2015.

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

Defense and Security Business

In 2011, Embraer added capabilities and broadened the scope of its corporate unit dedicated to the defense and security market. The creation of the new Embraer defense and security unit is an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training/light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems, or C4ISR systems. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs. As of December 31, 2011, we had sold more than 1,150 defense aircraft, including government transport aircraft, to more than 25 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense and security business accounted for 14.7% of our revenue for the year ended December 31, 2011.

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

We believe EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful C4I system and a comprehensive set of support systems such as self-protection and communications, including data links. The EMB 145 AEW&C is operational in the Brazilian, Mexican and Greek Air Forces. In addition, in 2008 we executed a contract with the Indian Air Force to sell them three units of our EMB 145 AEW&C aircraft. In December 2011, Embraer performed the maiden flight of the first of three EMB 145 AEW&C aircraft ordered by the Indian government. The other two such aircraft are currently being assembled in compliance with the delivery schedule for this contract.

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

The Super Tucano is still one of the highlights of our defense and security business unit due to its versatility, its excellent performance for training and operational missions and its competitive pricing, together with its low operating and maintenance costs. The Super Tucano currently has 182 firm orders, out of which 158 aircraft have already been delivered.

Throughout 2011, eight Super Tucanos were delivered, two to the Brazilian Air Force, three to the Ecuadorian Air Force and three to an undisclosed customer. In 2011, we delivered the 91st unit out of the 99 Super Tucano backlog to the Brazilian Air Force. We also completed deliveries of 18 units purchased by the Ecuadorian Air Force. In 2011, we had an outstanding contract with the Indonesian Air Force for eight Super Tucano aircraft. This sale represents the entry of the Super Tucano in the Asia Pacific market. Also in 2011, a contract to supply two Super Tucanos was signed with a new client. These aircraft are scheduled for delivery in 2012.

Military Transport – KC-390

In April 2009, Embraer signed the KC-390 development contract with the Brazilian Air Force. This new jet will meet the needs of the Brazilian Air Force, and will be in compliance with the new National Defense Strategy. The first flight of the KC-390 prototype is expected to occur in 2014, and initial deliveries are expected for 2016. Development expenditures associated with the KC-390 will be borne by the Brazilian Air Force.

The KC-390 development program is ongoing and on schedule. In 2011, the key suppliers and partners were selected to supply important systems, such as DRS training & control systems and the cargo handling & control system. These key suppliers and partners includes:

•	ELEB, an Embraer industrial unit, which will develop and manufacture the landing gear;

•	Aero Vodochody, which will supply the rear fuselage II section and crew and parachutist doors, among other parts;

•	FAdeA, which will manufacture aerostructure parts;

•	AEL, which will supply the mission computer, Head-Up Display and other systems;

•	Rockwell Collins, which will supply the avionics systems;

•	Liebherr Aerospace, which will supply the environmental and cabin pressure control systems;

•	the multinational consortium IAE, which will supply the engines; and

•	Esterline Control Systems, which will supply the autothrottle system, among others parts.

Following the selection of suppliers described above, the Brazilian company, AEL Sistemas, was selected to supply three more components to the KC-390 jet: the Self-Protection System (SPS); the Directed Infrared Countermeasures (DIRCM); and the Head-Up Display (HUD). Embraer Defense and Security signed a partnership contract with our subsidiary OGMA – Indústria Aeronáutica de Portugal and the Portuguese company EEA – Empresa de Engenharia Aeronáutica. According to this agreement EEA will develop the engineering project for the KC-390’s components, which will be manufactured by OGMA.

The KC-390 program already has 52 purchase intentions: 28 aircraft for the Brazilian Air Force, 12 for the Colombian Air Force, six for the Chilean Air Force, two for the Argentinean Air Force, two for the Portuguese Air Force and two for the Air Force of the Czech Republic.

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

Government Transport Aircraft

We are marketing our wide line of commercial and executive jets, as well as derivatives of these airplanes, to defense customers. For example, in 2008, we delivered one Legacy 600 to the Ecuadorian government and in 2009 we delivered two modified versions of the EMBRAER 190 commercial aircraft to the Brazilian Air Force to serve as the presidential aircraft. These aircraft have a spacious and comfortable cabin, including space for meetings and a private area for the Brazilian president. In 2009, Embraer also delivered two ERJ 135s to the Thai Armed Forces for VIP transport and four Phenom 100s to the Pakistani Air Force. In 2010, two other aircraft for the transportation of authorities were delivered: an ERJ 135 to the Thai Navy and a Legacy 600 to the government of Panama.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and we currently have three ongoing programs contracted with the Brazilian Air Force and Brazilian Navy. The first program, known as F-5BR and signed in 2000, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. In 2011, four modernized F-5 fighter jets were delivered, with three remaining aircraft to be delivered in 2012. In continuation of this contract, in the beginning of 2011 we signed a contract with the Brazilian Air Force to modernize 11 additional F-5 fighters jets and to supply one more flight simulator for these fighters. The first delivery of this second group of upgraded jets is scheduled for 2013.

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years. By the end of 2011, ten AMX jets were already at our facilities to start revitalization activities and subsequent modernization for this third program. The deliveries will begin in 2013.

The third modernization program is to upgrade 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation) aircraft of the Brazilian Navy with a view to incorporating new technology for these aircraft, including new avionics, radars, power production and autonomous oxygen generating systems. We reached an important milestone at the end of 2011 with the completion of the project configuration phase. The deliveries will begin in 2013.

Defense Customer Support and Services

Our defense and security customer service portfolio involves Material Support, Training, Field Support, Technical Support and MRO–Maintenance, Repair and Overhaul.

Our Customer Support and Services department provide the support and services required by our customers for aircraft operational success, ensuring readiness and sustained mission capability. The provision of world-class support and services to our customers is essential to our business strategy and the maintenance of enduring relationships with customers.

In 2011, our sales efforts resulted in new services contracts for the air forces of Brazil, Mexico, Colombia, Peru, Argentina, Thailand and other government operators from Ecuador, Panama, Colombia and Equatorial Guinea. These services included supplies, repairs, technical assistance, training, technical publications, aircraft upgrades and supply chain management.

Competition

Our military aircraft face rigorous competition from various manufacturers from different countries in each market segment.

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

Executive Aviation Business

We developed a line of executive jets: the Legacy 600, a super midsize jet, followed by the Phenom 100, an entry-level jet and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive in the executive aviation industry. The Legacy 450 and 500 development program continues on track, with more than 650 employees fully engaged in these projects, and in December, 2011, we performed the roll-out of the Legacy 500 from our production hangar at the São José dos Campos headquarters, in Brazil. This milestone allowed development and test engineers to perform important ground tests prior to the aircraft’s first flight, scheduled for the third quarter of 2012. In 2009, we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In 2010, the Legacy 650 received its certification and began operating in November 2010.

We are marketing our executive jets to companies, including fractional ownership companies, charter companies and high-net-worth individuals. Our executive aviation segment accounted for 19.2% of our revenue for the year ended December 31, 2011, resulting from the delivery of 13 Legacy 600/650 jets, 41 Phenom 100 jets, 42 Phenom 300 jets and 3 Lineage 1000. On December 31, 2011, our firm orders in backlog for our executive jets totaled US$4.47 billion.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 carries from six to eight people and is powered by Pratt & Whitney Canada’s PW617F engines. It has entered into service in the second half of 2008. The Phenom 300 carries up to nine people and has a larger fuselage and wingspan and longer range than the Phenom 100. It is powered by Pratt & Whitney Canada’s PW535E engines and has entered into service in the second half of 2009. Pratt & Whitney Canada, Garmin and Eaton were our risk-sharing partners for this program.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters), and is powered by GE CF34-10E7 engines. The Lineage 1000 entered into service in the first half of 2009.

In April 2008, we formally launched two new programs in the medium jet categories, namely the mid-light Legacy 450 jet, with a 2,300 nautical mile range, and the mid-size Legacy 500 jet, with a 3,000 nautical mile range. Both programs were approved by our Board of Directors in March 2008. The Legacy 450/500 jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600/650.

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

The competitors of the Legacy 600 and the Legacy 650 include aircraft produced by Dassault Aviation, Bombardier, Gulfstream and Hawker Beechcraft. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna Aircraft Co. and Hawker. Boeing and Airbus are the main competitors for the Lineage 1000 ultra-large jet.

We include an executive jet order in backlog once we have received a firm commitment, represented by a signed contract and the customer. We customarily receive a deposit at the time of order and progress payments totaling 15% to 30% of the aircraft price; the full payment of the balance is due upon delivery.

Aviation Services Business

We provide after-sales customer support and services for the fleet of our commercial, executive and defense customers. Activities in this segment include sales, inventory pooling programs, MRO services, customer training and other product support services. Revenues for the aviation services segment accounted for 11.3% of our revenue for the year ended December 31, 2011.

This business is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We also established pooling programs that allows customers to exchange used parts for new or refurbished parts, such as our POOL – Flight Hour Program (for commercial aviation customers), and total support programs like our EEC – Embraer Executive Care, a total care program that includes parts exchange and complete service and maintenance packages.

We expect to enhance customer support and services offered to the executive aviation segment. In this respect, we have added four wholly-owned service centers since 2007, and are revamping the authorized service center network for executive jets. At the end of 2011, we had 59 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training joint venture, to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and has expanded to Burgess Hill in the U.K. in 2009. This joint venture provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2010, we expanded our support and services package to the Phenom 300 and the new Legacy 650, and also plan to offer our services in new regions, particularly in Asia. In 2011, we expanded our support and services package to the Legacy 600/650 and Lineage into China.

Other Related Businesses

We provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our other related businesses accounted for 2.1% of our revenue for the year ended December 31, 2011.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2011, we had delivered a total of 1,169 of these aircraft, including 54 in 2011.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created, in September 2002, two wholly-owned subsidiaries: ECC Leasing and ECC-Insurance & Financial Co. Ltd.

The mission of ECC Leasing is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us as trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

The consolidated pre-owned aircraft business, through ECC Leasing in Ireland, has contributed accumulated net income of US$15.8 million from its inception, through December 31, 2011. We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment were accepted. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Furthermore, leasing operations involving EMBRAER170, EMBRAER175 and EMBRAER 190 pre-series aircraft, contributed to the current results. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio composed of 118 aircraft, of which 25 are under operating leases, 17 are available or under lease/sale negotiations, seven are performing flight tests at Embraer, and 69 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe. The 25 Citation Ultra acquired by ECC Leasing in 2010 as a result of trade-in options under an agreement executed with NetJets Inc. were sold in the second quarter of 2011.

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

Furthermore, we believe the results of ECC Leasing and ECC-Insurance & Financial Co. Ltd will be largely dependent on market conditions, aircraft availability levels and the demand for regional jets in the 37- to 50-seat category. Although new markets such as Eastern Europe and Latin America are important, the risks related to operator’s credit and asset repossession will continue to require an adequate financial evaluation by Embraer.

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

Markets

The following table sets forth our revenue by line of business and geographic region of the end users of our aircraft for the periods indicated:

	Year ended December 31,
	2011	2010 (reclassified)	2009 (reclassified)
	(in US$ millions)
Commercial Aviation
North America	705.5	347.3	796.8
Latin America (except Brazil)	540.2	426.7	157.9	(1)
Asia Pacific	1,049.9	773.4	815.8
Brazil	277.6	230.0	282.8
Europe	1,012.5	1,374.1	1,463.8
Others	128.4	106.4	268.6

Total	3,714.1	3,257.9	3,785.7

Executive Aviation
North America	359.6	293.6	326.0
Latin America (except Brazil)	83.9	123.5	47.7
Asia Pacific	155.0	294.7	240.7
Brazil	206.8	211.5	80.8
Europe	281.0	241.2	186.9
Others	27.4	45.0	54.8

Total	1,113.7	1,209.5	936.9

Defense and Security
North America	27.6	24.1	14.3
Latin America (except Brazil)	15.5	276.9	185.3
Asia Pacific	145.2	123.0	78.6
Brazil	458.2	221.9	216.2

	Year ended December 31,
	2011	2010 (reclassified)	2009 (reclassified)
	(in US$ millions)
Europe	175.9	129.7	158.2
Others	29.5	46.2	25.2

Total	851.9	821.8	677.8

Other Related Businesses
North America	93.5	52.9	43.9
Latin America (except Brazil)	0.1	0.3	0.6
Asia Pacific	0.6	2.5	17.2
Brazil	27.7	17.1	10.2
Europe	1.3	1.6	21.7
Others	0.1	0.5	3.8

Total	123.3	74.9	97.4

(1)	Includes deliveries to Azul.

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

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

EMBRAER 170/190 Jet Family

We are continuing to improve the EMBRAER 170/190 jet family, together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are the following:

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

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006 we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the final assembly of the wings of the EMBRAER 190 and EMBRAER 195 aircraft and paid us compensation of US$57 million. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. However, our agreement with KHI and KAB does not cover the production of parts for the EMBRAER 170 and EMBRAER 175 aircraft.

Executive Jets

The risk-sharing partners for the Legacy 600 and the Lineage 1000 are the same as those for our ERJ 145 jet family and EMBRAER 170/190 jet family, respectively. The main risk-sharing partners for the Legacy 450/500 jet family are the BMW Group, Honeywell, Rockwell Collins, Héroux-Devtek, Goodrich, B/E Aerospace and Parker, and the main risk-sharing partners for the Legacy 650 include Rolls-Royce and Honeywell. The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the supplier of the engines, Garmin, the supplier of the avionic systems, and Eaton Corporation, the supplier of hydraulic systems.

Cash contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$652.4 million through December 31, 2011. Cash contributions become nonrefundable upon the fulfillment of certain developmental milestones. The amount of US$651.4 million of these cash contributions had become nonrefundable through December 31, 2011. If we cancel the production of the Phenom 100/300 family or any aircraft in the EMBRAER 170/190 family, or if we cancel the development of the Legacy 450/500 family, because we are unable to obtain certification or for other non-market related reasons, we may be obligated to refund US$1.0 million of the total cash contributions already received. The Phenom 100 and the Phenom 300 were certified in 2008 and 2009, respectively. The Legacy 500 executive jet is expected to enter into service in late 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We generally do not need to refund these contributions as a result of insufficient market demand. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan.

Customer Support and Services

Customer satisfaction is critical to our success. Our goal is to best serve our customers and, with this goal in mind, we are constantly seeking to support our customers and develop services for the enhancement of airline operations, the optimization of operating costs and the maximization of aircraft availability.

We are working on further developing our portfolio of services for Commercial Aviation customers, which comprises the following areas:

•	Field Support, which provides conveniently accessible team assistance for all operational and technical issues in order to maximize customer performance;

•	Technical Support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	Flight Operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision, and training resources;

•	Aircraft Modification, which provides total execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	Materials, which ensures availability and economy in parts and materials management for both scheduled and unscheduled maintenance;

•	Maintenance, which provides optimized maintenance solutions based on best practices for efficiency, safety, and effectiveness;

•	Training, which prepares crew, maintenance technicians, and operations personnel for the highest levels of competence; and

•	eSolutions, which deploys the internet as the core communication channel for 24/7 collaboration and information exchange.

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers, respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, which supports our customers in North America;

•	Villepinte, France, which supports our customers in Europe, Africa and the Middle East;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

Our headquarters in São José dos Campos also offers the following services:

•	spare parts customer response center available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support, known as the Embraer Fleet Technical Center available 24 hours a day, seven days a week;

•	flight operations support;

•	maintenance support engineering;

•	business development;

•	technical publications development; and

•	other customer maintenance training (such as a mechanic training program offered through major training providers worldwide).

In addition, we also have spare parts distribution centers in Louisville, Kentucky and Dubai, UAE.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan (ECIP);

•	Embraer Parts Exchange Program (EPEP);

•	Customer Stock Optimization;

We also own and operate MRO facilities to support commercial aviation customers around the world, including in:

•	Nashville, Tennessee, where we have a Embraer Aircraft Maintenance Services (EAMS);

•	Alverca, Portugal, that we refer to as OGMA, which we began to operate in March 2005;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers;

•	São José dos Campos, in the State of São Paulo, Brazil;

•	Fort Lauderdale, Florida;

•	Mesa, Arizona;

•	Le Bourget, France; and

•	Bradley, Connecticut.

The first three of the above MROs render services to various types of aircraft, including executive aircraft, while the last four of the above MROs serve only the executive aircraft fleet.

Our authorized service center network is also expanding. At December 31, 2011 we had 59 authorized service centers worldwide for our executive jet fleet in operation.

The Embraer network of MROs is expanding with our recent additions of third-party centers that have been authorized by us for the support of the commercial aviation aircraft fleet. As of December 31, 2011, these centers are

•	TAP Maintenance & Engineering, in Porto Alegre, in the State of Rio Grande do Sul, Brazil;

•	FlyBe Aviation Services, in Exeter, United Kingdom;

•	Tianjin Airlines, in Tianjin, China;

•	National Airways Corporation, or NAC, in Johannesburg, South Africa;

•	REGIONAL – Compagnie Aérienne Européenne, in Clermont-Ferrand, France;

•	Atlantic Air Industries (AAI), in Toulouse, France, with a subsidiary in Casablanca, Morocco;

•	LOTAMS – LOT Aircraft Maintenance Services, in Warsaw, Poland;

•	Egyptair Maintenance & Engineering, in Cairo, Egypt.

As of December 31, 2011, there were three other third-party owned MRO centers around the world currently undergoing our qualification process. We intend to continue providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and through agreements with established and reputable authorized service centers.

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we make use of the following tools and forums:

•	a full customer experience survey performed yearly for the executive jet customers, aimed at the development of action plans that will allow us to provide effective responses to our clients;

•	a customer satisfaction assessment performed bi-monthly, which aims to develop action plans to allow us to provide effective responses to our clients;

•	a customer support satisfaction survey performed every other year in order to identify the competitive position of EMBRAER;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences that take place yearly in the various regions of the world where we have customer operators;

•	a maintenance cost workshop that occurs yearly, where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference;

•	interactive forums for discussions in the web portal FlyEmbraer, to foster the exchange of experiences among customers and Embraer; and

•

an internal program named ECE (Excellence in Customer Experience), aiming to address changes in the Services & Support area of Commercial Aviation division, in order to elevate Embraer’s commercial aviation business performance, covering contemporary and future market needs, with the purpose of obtaining the highest levels of customer experience in the commercial aviation industry.

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. Instead, we assist our customers in obtaining financing arrangements from different sources, including capital providers such as leasing companies, commercial banks, capital markets and the BNDES’s FGE. In addition, we have been working together with customers to develop new sources of funds, especially from nontraditional financing sources. We are also looking for long-term relationships and expect to broaden the alternatives available to support our clients’ financing needs.

Airlines may sometimes require short-term bridge financing prior to arranging long-term debt financing because, for the airlines, a quick delivery of the aircraft may be crucial to access the markets, and long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, at market rates, to customers who already have their financing arrangement structured or who are in the process of negotiating such arrangements.

Although we foresee leasing companies and capital markets-related sources increasing their already-significant participation in aircraft financing in the coming years, we expect that export credit agencies will continue to play an important role in aircraft financing in 2012, helping fulfill the financing needs of the commercial aviation industry as a whole. The BNDES-exim Program of financing, which is sponsored by the Brazilian federal government, provides Embraer’s customers with direct financing on financial terms and conditions which comply with the Aircraft Sector Understanding of the OECD. In 2011, approximately 37% of our commercial aviation deliveries were supported by the BNDES-exim Program. Brazilian official support only accounted for 18% of the total deliveries for the EJets program since its launch in 2004.

In 2011, Embraer delivered two additional aircraft through the “Pure Cover” Brazilian Export Credit Line. With this custom-made structured transaction, the lender benefits from a 100% guarantee issued by the Secretary of Foreign Affairs (Secretaria de Assuntos Internacionais) of the Brazilian Ministry of Finance, through the Brazilian Export Credit Insurance Agency (Seguradora Brasileira de Crédito à Exportação S.A.), or SBCE, which manages the export credit guarantee system on behalf of the Brazilian federal government. This financing structure will further enhance the credit available to Embraer’s customers, since it increases access to international financing institutions, as well as to a broader range of capital markets investors.

See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—The Brazilian federal government may reduce amounts available to our customers under government-sponsored financing programs.”

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2011, we had more than 450 trademarks. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. Under the agreements we have with some of our suppliers and risk-sharing partners, they grant us access to information and technology necessary to better develop, manufacture and market our products.

We aim to protect our intellectual property rights resulting from investments in technical research and development and in the form of inventions, industrial design, brands or computer programs.

We hold patents relating to our manufacturing technology. Currently, we hold registered patents from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan and China in connection with aircraft interior design. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the necessary intellectual property rights to conduct our business and operations.

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft and their manufacturing. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The competent authority for the certification of our aircraft in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), created in 2005 under the Ministry of Defense to regulate, supervise and certify aircraft, aircraft parts, manufacturers and operations. The aviation authorities in other countries include the FAA in the United States, and the EASA for the European Union. Some countries simply validate and complement original certification of the Brazilian Aviation

Authority or of the FAA or the EASA, in accordance with their own rules. The Brazilian Aviation Authority has a bilateral certification agreement with the FAA and European Union, under which the FAA and the EASA certification requirements are covered by the Brazilian certification process. This cooperation among regulatory authorities leads to faster certification.

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

•	The ERJ 145 XR version was certified by the Brazilian Aviation Authority in August 2002 and the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, the FAA in July 1999 and the European aviation authority in October 1999.

•	The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian Aviation Authority in December 2001, the JAA in July 2002 and the FAA in August 2002.

•	The Legacy 650 executive jet was certified by the Brazilian Aviation Authority in September 2010, by the EASA in October 2010, by the FAA in February 2011 and by the CAAC in December 2011.

•	The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, the EASA in January 2005, TCCA, the Canadian certification authority, in July 2005 and the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, the FAA in September 2005 and the EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, the EASA in July 2006 and the FAA in August 2007.

•	The Phenom 100 entry level executive jet was certified by the Brazilian Aviation Authority and the FAA in December 2008, the EASA in April 2009 and by the Ukraine in October 2011.

•	The Lineage 1000 executive jet was certified by the Brazilian Aviation Authority, the FAA and the EASA in December 2008, and by the IDGCA in April 2011.

•	The Brazilian Aviation Authority and the FAA certified the Phenom 300 light executive jet in December 2009 and it was certified by the EASA in April 2010 and by Mexico in October 2011.

•	The Legacy 650 large executive jet received certification from the CAAC in December 2011, from the FAA in February 2011, and from the EASA and the Brazilian Aviation Authority in October 2010.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4C.	Organizational Structure

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

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the IFC – International Finance Corporation. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate Square Footage	Owned/ Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center	5,902,102	Owned	—

São José dos Campos, SP, Brazil (Eugênio de Mello)	Assembly facility	3,658,884	Owned	—

Botucatu, SP, Brazil	Assembly facility	222,000	Owned	—

Harbin, China	Assembly facility	258,067	Owned(1)	—

Gavião Peixoto, SP, Brazil	Testing and assembly facilities	191,648,512	N/A(2)	—

Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased	2035

São Paulo, SP, Brazil	Administrative offices	5,963	Leased	2013

São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2012

Fort Lauderdale, Florida	Support center	91,500	Leased	2030

Nashville, Tennessee	Aircraft maintenance and support center	316,128	Leased	2018 (renewable through 2028)

Le Bourget, France	Aircraft maintenance and support center	33,500	Leased	2013

Villepinte, France	Representative offices and support center	70,202	Leased	2014

Beijing, China	Representative offices	3,444	Leased	2013

Singapore	Representative offices and support center	5,910	Leased	2013

Mesa, Arizona	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)

Location	Purpose	Approximate Square Footage	Owned/ Leased	Lease Expiration
Windsor-Locks, Connecticut	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)

Fort Lauderdale, Florida	Aircraft maintenance and support center	54,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2030 (renewable through 2035)

Melbourne, Florida	Assembly facility (under construction)	181,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2038 (renewable through 2058)

Dallas, Texas	Training center for pilots and aircraft maintenance personnel	8,564	Leased	2022

Burgess Hill, UK	Training center for pilots and aircraft maintenance personnel	8,500	Leased	2022

Evora, Portugal	Manufacturing facility for metallic aeronautical structures (under construction)	964,511	Owned	—

Evora, Portugal	Manufacturing facility for aeronautical structures in composite (under construction)	1,519,832	Owned	—

Dublin, Ireland	Administrative offices	220	Leased	2016

Amsterdam, Holland	Management of Embraer’s investment abroad	121	Leased	2014

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

In 2008, we announced construction of a new 150,000 square foot state-of-the-art facility that will house a final assembly line – the first Embraer final assembly line in the U.S. – at the Melbourne International Airport in Melbourne, Florida. It will be capable of producing both the Phenom 100 and the Phenom 300 executive jet models, and includes a paint shop and a delivery and customer design center. This production facility was inaugurated in 2011, and the delivery and customer design center commenced operations in 2011.

In 2008, we also announced plans for implementing two new industrial units dedicated to manufacturing complex airframe structures, one focused on metallic assemblies and the other on composites, both of which are to be located in the city of Evora, Portugal. The units are scheduled to begin operations in 2012.

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 4A.—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

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

Production facilities for our commercial, executive and defense aircraft are located in São José dos Campos in the State of São Paulo, Brazil. We reduced the production time of aircraft in the ERJ 145 family from eight months in 1996 to 3.1 months in 2004. From December 31, 1999 to December 31, 2000, we increased our production from 12 to 16 ERJ 145 family aircraft per month. At March 31, 2001, our production rate was 16 aircraft per month. In response to decreased market demand after the September 11, 2001 terrorist attacks and the related global economic slowdown, we decreased our production to 11 aircraft per month and, in 2005, decreased it further to nine aircraft per month.

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately four months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2008 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “Item 4B.—Business Overview—Commercial Aviation Business—Products—EMBRAER 170/190 Jet Family.”

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

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of December 31, 2011, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. In 2011, 2010 and 2009 we invested US$5 million, US$4.1 million and US$4.5 million, respectively, in environmental projects and we expect to spend approximately US$5.5 million on environmental projects in 2012 for the modification of existing facilities relating to environmental compliance and improvements.

In addition, certain developments in current or proposed carbon emission reduction laws and regulations could in the future indirectly affect our business and results. Currently, aircraft manufacturers are not directly affected by the existing environmental regulatory framework. However, in 2010 the International Civil Aviation Organization, through its Environmental Protection Committee, began to develop carbon emission standards for airplanes. The study of these standards is being carried out concurrently with the implementation of local or regional regulations aimed at limiting carbon emissions, such as those adopted by the European Union, with its emissions market (EU ETS – European Union Emissions Trading System). This system establishes goals for emissions reduction by aviation companies. Depending on the compensatory payments and limits imposed, as well as on the cost of carbon equivalents, regulations of this nature may impact the growth potential of the air transportation industry as a whole, due to: (1) the internalization of carbon emission-related costs by air transportation companies, which would reduce their profit margins and, consequently, cut down the demand for new aircraft; or (2) higher prices of air tickets, charged by air transportation companies in an attempt to pass emission-related costs along to their passengers, who would in turn seek alternative means of transportation, reducing the demand for air travel and, as a consequence, causing aircraft sales to decline. The effects of either scenario would likely be a decrease in demand for new aircraft in the affected markets, thereby negatively affecting our results.

For information on how climate change may affect our commercial aircraft segment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market—Commercial Aircraft.”

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

Insurance

We insure all of our plants and equipment for loss and replacement. We also carry insurance to cover all potential damages to our own fleet of aircraft, including those occurring during commercial and demonstration flights. In addition, we maintain a comprehensive aviation products liability policy, which covers damage arising out of the manufacture, distribution, sale and servicing of our aircraft and parts. We also carry natural disaster and business interruption insurance covering property damage and the related loss of gross income, as defined in the policy, and additional expenses, such as those incurred by us to offset the loss of production and delivery of aircraft due to partial or total interruption of our business because of material losses caused by an accident. We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet all foreseeable risks associated with our operations.

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

This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. Key Information—Risk Factors” and the matters set forth in this annual report generally.

Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS as issued by IASB and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with Brazilian GAAP, presented in reais.

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

Commercial Aircraft

The fundamental drivers of air travel growth are a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services, driven by liberalization of air traffic rights between countries. As the air transportation industry continues its recovery from the 2008 financial crisis, selected world regions lead the return to growth in the industry and appear likely to emerge as economic powerhouses. In 2011, according to data provided by the International Air Transport Association, or IATA, passenger demand increased 5.9%, despite weak economic conditions in western economies, while the airline industry achieved net profit of US$6.9 billion. International demand increased by 6.9%, with Europe achieving the second fastest growth rates, behind Latin America. Domestic markets increased on a global basis by 4.2%, with Brazil, India and China showing double-digit growth. For 2012, the industry should face some challenges, with profit forecast at US$3.5 billion, according to IATA. European airlines are likely to be hardest hit by the economic recession in their home markets and losses are expected. North American airlines show varying performance, as capacity cuts provide protection to profitability, as do airlines in Asia where, in particular, China’s expanding domestic market generated significant profits through high load factors. The trend to replace aging fleets and trim excess capacity that was evident in North America and Europe in the last few years is now spreading towards the south and east. All eyes are on airlines in Latin America, China, the Middle East and Asia, as they discover the potential of regional flying to build their networks, right-size their fleets with smaller-gauge equipment and achieve higher levels of efficiency. We believe that from 2011 to 2030, world air travel demand should grow an average of 5% per year in terms of passenger kilometers flown. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

The world’s economies have been recovering from the recession at differing paces. Emerging markets are driving economic growth, fueled by the impressive growth of China and other Asian countries. Developed countries are growing at a much slower rate. In the long-term, the key trend is the shift in global power from West to East and, to some extent, to the South. We expect China to lead growth in air travel in the next 20 years in terms of passenger kilometers flown, with an average annual rate of around 7%, followed by Latin America and the Middle East. We expect that demand in Asia, Africa and the Commonwealth of Independent States will grow around 6%, and that growth in the North American and European markets will remain around 3% and 4%, respectively, in all cases in terms of passenger kilometers flown.

In North America, airlines have operated in a difficult environment of a mature market with lower yields, generating negative financial results. Main strategies have been focused on cost reductions, increased productivity and consolidation aiming at higher efficiency through better match of market demand with more adequate aircraft capacity. We believe that airlines are cautiously optimistic, as the industry is better positioned in comparison to the period immediately after the 2008 world financial crisis, after having undergone significant capacity rationalization and is experiencing a recent upside revenue trend. Focusing on profitability share and not on capacity share will position airlines to sustain better financial results and stability through business cycles. Regional airlines continue to provide essential hub feeder and capacity adjustments to network carriers. Low-cost airlines are no longer increasing their share in the domestic market as quickly as in the past, mainly because of the maturity of the market and the current business model focused on use of single type of aircraft.

In Europe, the revenue environment will remain under pressure as a result of the economic scenario. Regional carriers are supporting network airlines’ adjustments of capacity and frequency of service by replacing larger aircraft. Environment, noise and greenhouse gas emissions issues are expected to dominate the regulatory agenda and will shape the development of new technologies in European air transportation. The aviation industry is now subject to the Emissions Trade System, or ETS, and to the imposition of other taxes such as the Airport Passenger Duty (APD). Airlines are expected to replace aging aircraft to reduce overall costs and avoid green taxes. Air transport growth will not be uniform across the European continent. In Eastern European countries, where markets are less mature, we expect there will be stronger demand since these economies should develop faster than countries in Western Europe. Airport capacity restrictions, competition from non-European hubs, introduction of the ETS, higher fuel prices and intermodal travel should promote more efficient use of resources by European airlines. Consolidation, improvement of intra-European connectivity and international expansion will be the key drivers of the European airline industry.

Latin America’s relevance is increasing in the global economy and geopolitics due to some fundamental macroeconomic reforms promoted over the past decade. We believe that passenger demand in the Latin American air transport industry remains positive, led mainly by economic growth and social policies that helped the region to achieve a robust level of business development, increased foreign investment and success in the gradual reduction of poverty. A growing middle class is demanding different services, such as discretionary expenditures in air travel. Airlines have introduced more fuel-efficient and right-sized aircraft in order to expand the intra-regional aviation system. As the region becomes more integrated through the development of an intra-regional network, there will be an opportunity for up to 120-seat jets to increase network connectivity and expand service to secondary airports.

Optimism for the Asia Pacific region is strongly correlated to the robust economic growth of China and India, but it also reflects other fast-growing markets such as Indonesia, Malaysia, Thailand, the Philippines and Vietnam. Increasing economic cooperation, leading to trade expansion within the region, is fostering not only accelerated development of local economies but also the need for intra-regional air transportation links. Overall, Asia Pacific economic prosperity, combined with robust population growth, economic decentralization and rapid rates of urbanization, will support strong local demand for air travel (especially by the middle class), which, together with air service liberalization, is expected to drive air transport demand growth. The role of regional aviation in Asia Pacific/China is not limited to matching capacity to demand, but also relates to national integration. Regional aviation provides access to smaller communities in countries like Australia, China and Indonesia. The Chinese government also understands the importance of this role and is implementing new policies to promote greater regional aviation development in the country. The regional fleet is still comprised mainly of high-capacity narrow-body aircraft, which restricts adequate deployment to medium- and low-density markets. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate major opportunities for regional aviation in the coming years.

Just a decade ago, the Middle East had a small share of world air traffic, with its airlines operating mostly in local markets. Today, Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Strong interest in business and tourism, together with a sizeable expatriate workforce, has promoted the development of intra-regional markets. Intra-Middle Eastern flights have increased significantly in the past years with the acquisition of new smaller aircraft to feed international hubs and cover underserved markets.

In Africa, regional integration and growing foreign direct investment are fostering regional aviation through new links among capitals and improved levels of service. Challenges in infrastructure, lack of financing and a highly regulated environment are being addressed, although at a slower pace than required, restricting the air transport development. As a result of liberalization in some countries, some airlines are introducing new aircraft and expanding their intra-regional system, which helps support the regional aviation development.

The air transport industry in the Commonwealth of Independent States is diverse, consisting of aged fleets belonging to several small, state-owned airlines. In Russia, import taxes represent a significant barrier for airlines that intend to renew their fleet with Western aircraft. Airline consolidation is in progress in the region and is focused on the improvement of air transport system efficiency. Opportunities for regional aviation rely on the replacement of the old and inefficient fleet of the former Soviet Union.

We estimate a global demand for around 7,200 jets in the 30- to 120-seat-capacity category over the next 20 years, which may generate global sales of new aircraft of around US$320 billion. The 30 to 120-seat segment plays an important role in aviation, providing flexibility to airlines to deal with the volatility of the market, complementing larger aircraft operation with appropriate capacity, as well as allowing airlines to open new low- to medium-density markets.

The 30- to 60-seat-capacity category has been impacted by high fuel prices and an environment of low yields. However, this category is still essential for the North American hub-feeding system and will support regional aviation development in some other world regions, such as the Commonwealth of Independent States, Africa and Latin America.

The 61- to 120-seat capacity category has been providing much needed flexibility and efficiency improvements to airlines by right-sizing larger jets, replacing aging aircraft, developing new markets, expanding from smaller regional jets and supporting the natural growth of regional airlines on high-demand routes operated by smaller jets.

We believe that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. We estimate that around 700 units of the current 30- to 120-seat fleet in service are over 20 years old, and should soon be replaced by new jets, such as Embraer’s commercial aircraft, with a view to reducing the impact of such emissions on the environment.

Executive Aircraft

Market Overview

2011 was marked by new signs of recession, mainly from Europe, where various countries experienced sovereign debt repayment issues. The global economic slowdown which has affected the executive aviation market since mid-2008 resulted in one of the most severe reductions in world sales of its history, surpassing the impacts caused by the recession of the 1980s and the September 2001 terrorist attacks. The recovery of new jet sales is being threatened by the combination of low economic activity, the lack of attractive financing alternatives, low consumer confidence and a large supply of slightly used or almost new pre-owned aircraft at very competitive prices. Currently, there are almost 700 executive jets aged up to ten years for sale, negotiated at an average discount of 30%, when compared to what we consider to be the fair market value for those aircraft. These factors, in addition to the uncertainties surrounding economies worldwide, make it more difficult to foresee a demand upsurging in the short- to mid-term period.

The North American market still does not show relevant signs of recovery, although corporate profits – one of the main recovery drivers for new executive jets sales – reached new historic levels in the second quarter of 2011. However, investors are still disappointed that other drivers, such as GDP and stock markets, have not yet shown clear signs of recovery. Thus, we understand that corporations will continue to be more reluctant to spend on travel alternatives, at least in the short-term.

We may not see many order cancellations and postponement during 2012, as sales have already shown some momentum. However, we expect that market sales will remain flat until 2014, within the revenue range of US$16 billion to US$17 billion per year. Over the next ten years, according to our internal research, market forecasts indicate that 8,000 aircraft will be delivered, totaling US$205 billion in the period.

We estimate compound annual revenue growth for the executive jet segment from 2012 to 2021 to reach 4.3%. In terms of units delivered, growth expectancy will reach 3.4%. The expectations for 2012 are that deliveries will be slightly greater than 2011 in terms of units and revenues, but there are considerable risks due to uncertainties regarding global economic recovery. We believe that a sales recovery in the executive jet market may begin only in the second quarter of 2012 and, as result, executive jet manufacturers will continue to adjust production capacity and product pricing.

Emerging markets are demonstrating counter-cyclical behavior in the executive jets market. While global demand cools, Brazil and China are increasing their share of business jet deliveries. Demand from those markets, though increasing, is still small when compared to that of the two main markets, the U.S. and Europe. In terms of units, it is expected that the U.S. will remain as the biggest market for the executive business aviation and will be responsible for 40% of the predicted total industry revenue for the next ten years, followed by Europe, Africa and the Middle East, which is expected to account for 33% of revenues.

Latin America, Asia-Pacific and China are expected to show the highest growth rates in deliveries in the medium-to-long terms. Lighter jet categories have generally been well accepted, particularly in Latin America, as they are more suitable to local needs. Thus, we believe that sales of light and entry-level jets will be key to sustaining the expected growth in Latin America. While the Latin American growth stems mainly from substitution of the turboprop fleet, we believe that Asian growth rates will be sustained by the region’s economic performance and by the prospect of diminishing regulatory and fiscal barriers, which, until now, have dampened demand. These factors should favor demand for aircraft with larger cabins and longer ranges within the region.

Although China has experienced a recent growth in demand based on overall strong economic performance in the region, the tight government control over air space and the lack of a sufficient civilian airport infrastructure are still major hurdles that we believe will continue to hamper the Chinese executive aviation market in the short-term. In the medium term, the Chinese market is poised to grow, fueled by the growing consumption levels of Chinese high net worth individuals and the globalization of Chinese conglomerates.

Our Executive Aircraft

Overview

We continued to make solid progress throughout 2011, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, Phenom 300 and Lineage 1000, we have continued to evaluate and explore opportunities in the executive aviation market. In April 2008, we formally launched the mid-light Legacy 450 jet and the mid-size Legacy 500 jet. The Legacy 450/500 jets will be positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600/650.

In February 2011, according to data released by GAMA, Embraer was the company that stood out in the executive aviation market in 2010. We delivered 145 executive jets during the year, an increase of 23 aircraft over 2009, the highest increase in absolute terms among all manufacturers. Embraer’s 2010 market share reached 19%, meaning that almost one in every five executive jets delivered worldwide was produced by Embraer.

In July 2011, Embraer and Minsheng Financial Leasing Co., Ltd., a subsidiary of China Minsheng Banking Co., Ltd., and one of the largest financial institutions providing executive jet leasing services in China, signed a Memorandum of Understanding in a ceremony held at Embraer’s headquarters in São José dos Campos. According to this memorandum of understanding, Minsheng Financial Leasing intends to purchase up to 20 of Embraer’s full line of executive jets. The deal is expected to be fully converted into firm orders in the next five years

Legacy 600/650

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

In February and December 2011, Embraer’s Legacy 650 large executive jet received certification from the FAA and CAAC, respectively. In October 2010, Brazilian Aviation Authority and the EASA had already granted their certifications.

In March 2011, Embraer’s Legacy 650 large executive jet demonstrated its range capability by completing a round trip between São Paulo and Fort Lauderdale/Hollywood International Airport.

In May 2011, Embraer and Comlux The Aviation Group announced a contract for the acquisition of three large Legacy 650 executive jets for the Fly Comlux Division in Kazakhstan. The agreement was announced at the 11th Annual European Business Aviation Convention & Exhibition, or EBACE 2011, in Geneva, Switzerland, and includes options for another four aircraft. The total value of the deal, at list price, comes to US$90.7 million, and could reach US$211.7 million if all options are confirmed.

In October 2011, Embraer signed a firm order for 13 Legacy 650 executive jets with China’s Minsheng Financial Leasing Co., Ltd., in a ceremony held at the 64th Annual NBAA Meeting & Convention, in Las Vegas, Nevada. The first aircraft was delivered by the end of 2011, with the remainder scheduled for delivery within the next four years.

In the same month, Embraer announced that movie star Jackie Chan would soon join the family of Legacy 650 customers and become a brand ambassador of Embraer’s executive jets.

In December 2011, Embraer’s large Legacy 650 executive jet was type certified by the CAAC with the revised Validation Type Certificate Data Sheet, which paved the way for customers to register and operate the Legacy 650 in China.

The Legacy 600/650 family has entered its tenth year of production and still has broad market acceptance, mainly among customers in Europe. Deliveries of the Legacy 600/650 increased to 16 units in 2011 from 10 units in 2010. With a fleet of 190 jets in 37 countries, the Legacy 600/650 is expected to capture a good portion of the super midsize and large jets market.

Legacy 450 and Legacy 500

An estimated US$750 million is expected to be invested in property, plant and equipment and development expenditures for the new Legacy 500 and Legacy 450 models. The Legacy 500 executive jet is expected to enter into service in late 2013 and the Legacy 450 is expected to enter service one year after the Legacy 500. We believe that these two aircraft programs will help strengthen our position in the market and set our portfolio as one of the most comprehensive of the executive aviation industry.

In June 2011, Embraer participated in the Cannes Airshow 2011, held in France. Embraer exhibited the newest full-scale mock-up of the midsize Legacy 500, alongside the entry level Phenom 100 and the Phenom 300 executive light jet.

In July 2011, Embraer achieved another milestone in its development of the new Legacy 500 midsize executive jet, with the joining of the aircraft’s three fuselage sections: cockpit, center fuselage and aft fuselage. The Legacy 500 final assembly will take place at Embraer’s facilities in São José dos Campos.

In August 2011, Embraer participated in the eighth Latin American Business Conference and Exhibition at Congonhas Airport (CGH) in the city of São Paulo, Brazil. We showed the midsize Legacy 500 mock-up with a near-production interior, along with the entry-level Phenom 100, the light Phenom 300, and the large Legacy 650 executive jets.

In December 2011, Embraer rolled out its Legacy 500 from the production hangar at the São José dos Campos headquarters. This milestone allowed development and test engineers to perform important ground tests, prior to the aircraft’s first flight, which is scheduled for the third quarter of 2012.

Phenom 100 and Phenom 300

The Phenom 100 executive jet, an entry-level jet, ranked first in the list of the most delivered aircraft in 2010. Together with other executive jets of Embraer’s portfolio, we believe that the Phenom 100’s qualities contributed to Embraer’s increased market share in this segment, one of the largest in terms of delivered units in the executive aviation industry according to GAMA.

In January 2011, the Phenom 300 was certified by the Brazilian Aviation Authority, the FAA and the EASA to use synthetic vision technology from Garmin (Synthetic Vision Technology ™ - SVT). This aircraft is the first in the entry-level jet category to offer this advanced functionality in the cockpit.

A series of accomplishments were made by the Phenom family in February 2011. The Phenom 300 light jet earned a reputation as a game changer in its first year of operation. The editors of Flying Magazine announced that the executive jet was granted their Choice Award as one of the year’s most remarkable accomplishments, in terms of vision, innovation and determination. At the end of each year, Flying Magazine editors traditionally review all aircraft, avionics, pilot services and equipment in search of a fully certified and outstanding operational-within-the-year product. The award is not presented to theoretical projects; it is intended to show the nominee’s value in the real world of flying.

In the same month, Embraer signed a contract for the sale of one Phenom 300 jet to Amil Assistência Médica, a major Brazilian health care plan operator. This was the first Medical Evacuation (MEDEVAC) version of the Phenom 300 executive jet, and it commenced operations in Brazil in May 2011.

Moreover, Embraer received certification from the Brazilian Aviation Authority and the EASA for the belted toilet of its entry level Phenom 100 executive jet. This feature further improves the jet’s flexibility, since customers who select this option will be able to carry up to seven occupants.

In March 2011, the Phenom jets received the Prodigy™ flight deck, powered by Garmin avionics, which can be used to provide two-way short message service (SMS) and e-mail texting on the Phenom 100 and Phenom 300 executive jets.

In May 2011, Embraer and Portugal’s Ricon Group announced a contract for the acquisition of one Phenom 300 executive jet for its newly created subsidiary Everjets. The agreement was announced at the EBACE 2011 event in Geneva, Switzerland. The deal also includes an option for a second unit of the same type.

In the same month, Embraer delivered its 200th Phenom 100 jet in a ceremony held at our headquarters in São José dos Campos. The aircraft was received by U.S.-based Swift Aviation Group, Inc., from Phoenix, Arizona, a private company that provides a wide array of aviation services such as aircraft charter and charter sales management, among others.

In July 2011, Embraer received type certification from Australia’s Civil Aviation Safety Authority, or CASA, for the Phenom 300 light jet to operate in that country.

In September 2011, Embraer received type acceptance for its Phenom 300 light executive jet from India’s Directorate General of Civil Aviation, or IDGCA. In addition, the model was also certified by the FAA for the optional belted lavatory seat, an option that has been widely requested by customers.

In October 2011, Embraer received certification for the Phenom 300 light executive jet to operate in Mexico and for the Phenom 100 entry-level jet to operate in the Ukraine.

In December 2011, Embraer delivered the first entry level Phenom 100 jet produced in its new U.S. assembly plant to longtime customer Executive AirShare during a ceremony held in Melbourne, Florida.

By the end of 2011, the Phenom 100 fleet consisted of 239 units distributed in 25 countries. In the same period, the Phenom 300 fleet was composed of 69 units distributed in 13 countries.

Lineage 1000

Launched in May 2006, the Lineage 1000 is the largest and most refined executive jet in Embraer’s portfolio. The aircraft is based on the EMBRAER 190 commercial jet, which was certified in August 2005. The Lineage 1000 represents the fourth family of our executive jets, and currently operates in seven countries. In 2011, we delivered three Lineage 1000 aircraft to our executive aviation customers.

In April 2011, Embraer received from the IDGCA the type certification for its ultra-large Lineage 1000 executive jet. This certification complements the type certifications already awarded to the aircraft by the Brazilian Aviation Authority and the EASA in December 2008, as well as by the FAA in January 2009.

In August 2011, Embraer’s ultra-large Lineage 1000 executive jet received the type certification from the CAAC, which paved the way to register and operate the Linage 1000 in China, and marked an important step for Embraer’s commitment to the Chinese executive aviation market.

By the end of 2011, the Lineage 1000 fleet was composed of 14 units distributed in seven countries.

Customer Service Centers Network for the Executive Aviation

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. In 2011, we completed the certification of approximately 20 new authorized service centers in Brazil, India, U.A.E., U.S., Australia, Russia and Indonesia.

We also celebrated the second anniversary of our Executive Jets Service Center in São José dos Campos, Brazil, and expanded its operation to a larger hangar.

In 2010, we reinforced our partnership with Inflite, in UK, by signing an agreement to extend its maintenance capabilities to the ultra-large Lineage 1000 executive jet.

Our owned service center in Fort Lauderdale and Mesa in the United States have both received for the third time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

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

Embraer’s executive jets customer support and services structure is ready for the Phenom 300’s entry into service and to support operations of the Phenom 100, the Legacy 600, the Legacy 650 and the Lineage 1000 operations. The Embraer executive jets service centers network currently consists of 59 authorized service centers, including five centers owned by us.

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

In 2007, Brazil’s GDP increased 5.4%, and the real appreciated 17.2% against the U.S. dollar, to R$1.7713 per US$1.00 at December 31, 2007. Inflation in 2007, as measured by the IPCA, was 4.46%, and the CDI average was 11.9% in the same period.

In 2008, Brazil’s GDP increased 4.8% and the real exchange rate decreased by 31.9% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IPCA, was 5.90% and the average CDI interest rate was 12.0% in the same period.

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

In 2011, Brazil’s GDP increased 2.7%. The real appreciated against the U.S. dollar in the first several months of 2011, but began to depreciate in August of 2011, reaching R$1.88 per US$1.00 on December 31, 2011, representing a 12.6% depreciation against the U.S. dollar. The Brazilian economy was characterized by continued inflation during the year 2011, but fears of a global economic slowdown prompted the Central Bank to begin reducing the SELIC rate near the end of the period. The SELIC rate was at 11.0% on December 31, 2011. Inflation in 2011, as measured by the IPCA was 6.50% and the CDI average was 9.3% in the same period.

According to the Focus report published by the Central Bank on April 5, 2012, positive growth of 3.2% is estimated for Brazilian GDP in 2012 and an inflation rate of 5.06% is expected for the same year.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the IPCA and published annually by the Instituto Brasileiro de Geografia e Estatística - IBGE, and the fluctuation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2011	2010	2009	2008	2007
Inflation (National Consumer Price Index)	6.5%	5.91%	4.31%	5.90%	4.46%
Exchange Rate Variation (R$/US$)	(12.6)%	4.3%	25.5%	(31.9)%	17.2%

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

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a discussion of our more significant accounting policies.

Sales and Other Operating Revenues

We recognize revenues from sales made by the commercial and executive business segments when benefits and risks of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of services, when the service is provided to the customer. Services revenues are included in their respective aviation business segment revenue, because provision of services related to each business unit is managed within each business unit.

We also recognize rental revenue for leased aircraft, classified as operating leases on a straight-line basis over the lease term and, when presenting information by operating segment, we record such rental revenue under the respective business unit (commercial or executive) as it relates to the used aircraft type.

In the defense and security segment, a significant portion of revenues is derived from long-term development contracts with Brazilian and foreign governments, for which we recognize revenues based on the percentage-of-completion, or POC, method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion. Use of the POC method requires us to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to fall by 10% from management’s estimates, the amount of revenue recognized in the year would be increased by US$72.7 million and if the total costs were to rise by 10%, the amount of revenue recognized in the year would be decreased by US$77.7 million.

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

Guarantees and Trade-in Rights

We may provide financial and residual value guarantees and trade-in rights related to our aircraft. We review the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. We estimate future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. We evaluate the creditworthiness of obligors for which we provide credit guarantees by analyzing a number of factors, including third-party credit ratings and the estimated obligors’ borrowing costs. All guarantee financial contracts, including third-party guarantees, are recorded on Embraer’s balance sheet at fair value. The accounting policy for guarantees has the general effect of delaying recognition of a portion of the revenue for product sales that are accompanied by certain third-party guarantees. See “Item 3D. Key Information–Risk Factors–Risks Relating to Embraer–Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

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

Because the majority of the our tax basis is in reais and our functional currency is the U.S. dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates particularly from the comparative bases of its nonmonetary assets. As at December 31, 2011, if the real depreciated or appreciated by 10% against the U.S. dollar, the deferred income tax expense would have increased by approximately US$112.0 million or decreased by US$112.0 million, respectively.

Principal Operating Data and Components of Our Statement of Income

Operating Data

The following chart sets forth statistical data for our deliveries and backlog of our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5D.—Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,
	2011		2010		2009
Commercial Aviation
Deliveries		105		100		122
ERJ 145		2		6		7
EMBRAER 170(1)		1		9/2		22
EMBRAER 175		10		8		11
EMBRAER 190		68		58		62
EMBRAER 195		24		17		20
Defense and Security(2)
Deliveries		—		2		7
Executive Aviation
Deliveries		99		144		115
Other Operating Information
Total Backlog (in millions)	US$	15,441.2	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Revenue

We generate revenue primarily from sales of commercial and executive aircraft products. We also generate revenue from the sale of defense aircraft and systems. Of total revenues, 85.4 % are generated through aircraft sales. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2011, total defense and security revenue included 46.2% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 53.2% denominated in Brazilian reais. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). In 2011, total aviation services revenue included 90.1% of revenue denominated in U.S. dollars and other foreign currencies and 9.9% in Brazilian reais. Finally, we generate revenue from our other related businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. We receive a 5% deposit upon signing of a purchase agreement for our executive aircraft and an additional deposit of 30% to 50% of the purchase price prior to delivery, depending on the specific terms of the purchase agreement and the aircraft sold. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our balance sheet and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues.”

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

Recent Developments

In January 27, 2012, we signed an agreement to acquire 30% of the shares representing the capital of AIRHOLDING, from EADS. AIRHOLDING is a consortium formed in 2005 by Embraer and EADS, incorporated in Portugal with the specific purpose of holding a 65% stake in OGMA. Under this new agreement, Embraer acquired control over AIRHOLDING, while the Portuguese government holds the remaining 35% of the shares of OGMA through EMPORDEF – Portuguese Defense Company.

In December, 2011, the U.S. Air Force, or USAF, announced that it had selected the Super Tucano for the Light Air Support (LAS) program. The aircraft would be supplied in partnership with Sierra Nevada Corporation (SNC) as the prime contractor. However, in February, 2012, the USAF set aside the awarded contract. We will await further clarification in connection with this issue in order to determine the next steps to be taken.

In April 2012, we entered into a cooperation agreement with Boeing, in which we agreed to pursue several areas of cooperation, including commercial aircraft features that enhance safety and efficiency, research and technology and sustainable aviation biofuels.

Backlog

Overview

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. We currently maintain our estimates to deliver 105 commercial aircraft, 75 light executive jets and 15 large executive jets during 2012.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	Year ended December 31,
	2011	2010 (reclassified)	2009 (reclassified)
	(in US$ millions)
Revenue
Commercial aviation	3,714.1	3,257.9	3,785.7
Executive aviation	1,113.7	1,209.5	936.9
Defense and security	851.9	821.8	677.8
Other related businesses	123.3	74.9	97.4

Total	5,803.0	5,364.1	5,497.8
Cost of sales and services
Commercial aviation	(2,895.8)	(2,680.8)	(3,072.2)
Executive aviation	(882.5)	(987.3)	(750.8)
Defense and security	(644.5)	(599.5)	(520.1)
Other related businesses	(73.1)	(70.5)	(85.3)

Total	(4,495.9)	(4,338.1)	(4,428.4)
Gross profit
Commercial aviation	818.3	577.1	713.5
Executive aviation	231.2	222.2	186.1
Defense and security	207.4	222.3	157.7
Other related businesses	50.2	4.4	12.1

Total	1,307.1	1,026.0	1,069.4
Operating expenses
Commercial aviation	(672.5)	(345.3)	(400.0)
Executive aviation	(174.8)	(142.3)	(172.9)
Defense and security	(125.5)	(115.6)	(89.6)
Other related businesses	(16.1)	(31.1)	(27.5)

Total	(988.9)	(634.3)	(690.0)

Operating profit before finance income (expense)	318.2	391.7	379.4

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

	Year ended December 31,
	2011		2010		2009
	(in US$ millions, except percentages)
Consolidated Statements of Income
Revenue	5,803.0	100.0%	5,364.1	100.0%	5,497.8	100.0%
Cost of sales and services	(4,495.9)	77.5	(4,338.1)	80.9	(4,428.4)	80.5

Gross profit	1,307.1	22.5	1,026.0	19.1	1,069.4	19.5
Operating income (expense)
Administrative	(262.5)	4.5	(197.5)	3.7	(191.3)	3.5
Selling	(419.3)	7.2	(374.1)	7.0	(304.6)	5.5
Research	(85.3)	1.5	(72.1)	1.3	(55.6)	1.0
Other operating (expense) income, net	(221.5)	3.8	9.4	0.2	(138.5)	2.5
Equity	(0.3)	—	—	—	—	—

Operating profit before financial income (expense)	318.2	5.5	391.7	7.3	379.4	6.9
Financial expenses, net	(90.7)	1.6	17.5	0.3	10.2	0.2
Foreign exchange gain (loss), net	20.0	0.3	(1.1)	—	(68.8)	1.3

Profit before taxes on income	247.5	4.3	408.1	7.6	320.8	5.8
Income taxes expense (benefit)	(127.1)	2.2	(62.7)	1.2	158.1	2.9

Net income	120.4	2.1	345.4	6.4	478.9	8.7

Attributable to:
Owners of Embraer	111.6	1.9	330.2	6.2	465.2	8.5
Noncontrolling interest	8.8	0.2	15.2	0.2	13.7	0.2

2011 Compared with 2010

Revenue

Revenue increased 8.2%, to US$5,803.0 million in 2011 from US$5,364.1 million in 2010. Revenue in the commercial aviation segment increased 14.0%, to US$3,714.1 million in 2011 from US$3,257.9 million in 2010. Executive aviation revenues decreased 7.9%, to US$1,113.7 million in 2011, from US$ 1,209.5 million in 2010. Defense and security revenues increased by 3.7%, to US$851.9 million in 2011 from US$821.8 million in 2010. Other related businesses revenue increased 64.6%, to US$123.3 million in 2011 from US$74.9 million in 2010. Total service revenues, included in our commercial aviation, executive aviation and defense and security segments, described above, reached US$657.4 million in 2011, compared to US$563.7 million in 2010.

The increase in revenue in the commercial aviation segment is primarily a consequence of increased deliveries in this segment in 2011, coupled with a better product mix. We delivered 105 commercial aircraft in 2011 as compared to 100 aircraft in that segment in 2010, an increase of 5 commercial aircraft, or 5%. We delivered a total of 92 EMBRAER 190/195 aircraft in 2011, compared to 75 aircraft of the same models in 2010. The increase in the number of deliveries in the commercial aviation segment in 2011 reflects the market recovery that continued to take place in this segment through 2011. On the other hand, the decrease in executive aviation revenues is a result of the continued pressures faced in this segment throughout 2011, which resulted in a reduction of 31.3% in deliveries of executive jets in 2011, or 45 jets, to 99 executive jets in 2011 (including 13 Legacy 600/650, 41 Phenom 100, 42 Phenom 300 and three Lineage 1000) from 144 in 2010 (including 10 Legacy 600/650, 100 Phenom 100, 26 Phenom 300, eight Lineage 1000 and Embraer 190 Shuttle). As a consequence of the aircraft deliveries that took place in 2011, coupled with the on-going utilization of the installed fleet, revenues from services increased 16.6% in 2011 when compared to 2010. Defense and security revenues remained stable, primarily as a result of the mix of revenues from the business. In 2010, we delivered an unusually high number of Super Tucano aircraft, which came down to a more normal level in 2011. However, this decrease was offset by an increase in revenues from other products in this segment, primarily the KC-390.

Cost of Sales and Services

Cost of sales and services increased 3.6%, to US$4,495.9 million in 2011 from US$4,338.1 million in 2010, below the 8.2% increase in revenue during 2011. Cost of sales and services as a percentage of revenue decreased to 77.5% in 2011, from 80.9% in 2010. These reductions in cost of sales and services are a result of a more favorable product and revenue mix in 2011, as well as our ongoing efforts to improve efficiency and productivity.

Cost of sales and services in the commercial aviation segment increased 8.0%, to US$2,895.8 million in 2011 from US$2680.8 million in 2010, in line with the increase of 14.0% in revenues in this segment, since most of our commercial aviation costs are variable. Cost of sales and services in the executive aviation segment was reduced by 10.6%, to US$882.5 million in 2011 from US$987.3 million in 2010, in line with the 7.9% decrease in revenues for this segment, since most of our executive aviation costs are variable. Cost of sales and services in the defense segment increased slightly by 7.5% to US$644.5 million in 2011 from US$599.5 million in 2010, while revenues in this segment increased by 3.7%. This increase comes primarily as a result of the different revenue and product mix delivered in this segment. Cost of sales and services in other related businesses increased 3.7%, to US$73.1 million in 2011 from US$70.5 million in 2010, while revenues for this segment increased 64.6%. Total cost of sales and services related to revenues from services, which are included in the revenue of our commercial aviation, executive aviation and defense and security segments, described above, totaled US$411.8 million in 2011, compared to US$403.5 million in 2010.

Gross Profit

As a result of the foregoing factors, our gross profit increased 27.4%, to US$1,307.1 million in 2011 from US$1,026.0 million in 2010. Our gross margin also increased to 22.5% in 2011 from 19.1% in 2010.

Operating Income (Expense)

As further discussed below, operating expense increased 55.9%, to US$988.9 million in 2011 from US$634.3 million in 2010. Operating expenses as a percentage of revenue increased to 17% in 2011 from 11.8% in 2010. This increase comes primarily as a result of non-recurring events, which totaled US$317.5 million in 2011, related to provisions of financial guarantees and residual value guarantee obligations and the effects from the American Airlines Chapter 11 filing in these obligations (see Note 38 to our audited consolidated financial statements for further information on these non-recurring events). Furthermore, we continued to make investments throughout 2011 to develop our customer support network, especially in the executive aviation segment, and have implemented changes in the defense and security organization, as well as intensified our efforts to define the product strategy in our commercial aviation segment, all of which impacted our Selling and Administrative expenses for the year.

In addition to the events mentioned above, this increase was also caused by the increase in real denominated expenses (primarily labor expenses), resulting from the appreciation of the real against the U.S. dollar of 12.6%, coupled with an increase of approximately 10% in wages at the end of 2010, as result of the annual settlement between the labor union and our company. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Brazilian Economic Environment.”

Administrative. Administrative expenses increased, by 32.9%, to US$262.5 million in 2011 from US$197.5 million in 2010, primarily as a result of the items mentioned above.

Research. Research expenses increased 18.3%, to US$85.3 million in 2011 from US$72.1 million in 2010. This increase is explained mainly by additional research efforts related to product strategy services, primarily in the commercial aviation segment as well as the impact explained under Operating Income (expense).

Selling. Selling expenses increased 12.1%, to US$419.3 million in 2011 from US$374.1 million in 2010. This increase is due mainly to Embraer’s efforts to take advantage of market improvements to generate sales, and as our worldwide fleet continued to grow through 2011, mainly in the executive aviation market, its customer support infrastructure was scaled upwards to support such fleet growth. Additionally, selling expenses were affected by the number of aircraft deliveries and product mix.

Other operating (expense) income, net. Other operating (expense) income, net decreased to net other operating expense of US$221.5 million in 2011 from net other operating income of US$9.4 million in 2010, primarily due to the effects of the non-recurring events in connection with the provisions of financial guarantees and residual value guarantee obligations and the effects from the American Airlines Chapter 11 bankruptcy filing in these obligations See Note 38 to our audited consolidated financial statements for further information on these non-recurring events.

Equity. In August of 2011, through our wholly-owned subsidiary in the United States of America, Embraer Aircraft Holding, Inc., we acquired a non-controlling stake in Aero Seating Technologies LLC (AST). Since we do not hold a controlling stake, under IFRS, we do not consolidate AST’s results and are required to show these results under equity method. Therefore, there are no comparative figures for equity in 2010 and 2009. In 2011, equity totaled negative US$0.3 million.

Operating Profit before financial income (expense)

As a result of the foregoing factors, our consolidated operating profit decreased 18.7%, to US$318.2 million in 2011 from US$391.7 million in 2010. Our operating margin decreased to 5.5% in 2011 from 7.3% in 2010.

Operating profit by segment for 2011 for the commercial aviation, executive aviation, defense and security and others segments was US$145.8 million, US$56.4 million and US$81.9 million and US$34.1 million, respectively. For 2010, the respective operating profit (loss) for these segments was US$231.8 million, US$79.9 million, US$106.7 million and negative US$26.7 million. See Note 42 to our audited consolidated financial statements for operating profit by segment. Total operating profit related to revenues from services, which are included in the revenue of our commercial aviation, executive aviation and defense and security segments described above, totaled US$245.6 million and US$160.3 million for 2011 and 2010, respectively.

Financial Income (Expense), Net

Financial income (expense), net, decreased to net financial expense of US$90.7 million in 2011 compared to net financial income of US$17.5 million in 2010, a 518.3% decrease in net financial income (expense), primarily as a result of the effects of the non-recurring events in connection with the provisions of residual value guarantee obligations mainly related to the American Airlines Chapter 11 bankruptcy filing. See Note 38 to our audited consolidated financial statements for further information on these non-recurring events.

If not for such non-recurring events, our 2011 financial income (expense), net, would have been a net financial income of US$16.7 million.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain, net increased to US$20.0 million in 2011 from a net foreign exchange loss of US$1.1 million in 2010, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the foregoing factors, profit before taxes on income decreased 39.3%, to US$247.7 million in 2011 from US$408.1 million in 2010.

Income Taxes Benefit (Expense)

Income taxes represented an expense of US$127.1 million in 2011, compared to an expense of US$62.7 million in 2010, mainly as a result of the effects of foreign exchange changes on our nonmonetary assets.

Our effective tax rate increased to 51.4% in 2011 compared to an effective tax credit rate of 15.4% of our profit before taxes on income in 2010, due to the impact of the exchange rate variation on the tax base of non-monetary assets (inventories, property, plant and equipment and intangible assets) unrealized at the year-end and the tax on profits of overseas subsidiaries.

Net Income

As a result of the foregoing factors, our net income after taxes decreased 65.1% to US$120.4 million in 2011 from US$345.4 million in 2010. As a percent of revenue, net income after taxes decreased to 2.1% in 2011 from 6.4% in 2010.

2010 Compared with 2009

In 2011, we changed our segment presentation to absorb our Aviation Services segment back into our business segments: Commercial aviation, Executive aviation and Defense and security.

The operating leases previously allocated to Others were also aggregated to the business units. This change was made to report the results of operations of the business segments in a manner consistent with the manner that we have managed them as from 2011. Prior year presentations have been restated to reflect these classifications. The amounts that are not directly recorded to the business segments are allocated based on the criteria deemed appropriate by our management. For further information, see Note 42 to our audited consolidated financial statements.

Revenue

Revenue decreased 2.4% to US$5,364.1 million in 2010 from US$5,497.8 million in 2009. Revenue in the commercial aviation segment decreased 13.9% to US$3,257.9 in 2010 from US$3,785.7 million in 2009. Revenue in the executive aviation segment increased 29.1% to US$1,209.5 in 2010 from US$936.9 million in 2009. Defense revenue increased 21.2% to US$821.8 in 2010 from US$677.8 million in 2009. Other related businesses revenue decreased 23.1% to US$74.9 in 2010 from US$97.4 million in 2009. Total service revenues, included in our commercial aviation, executive aviation and defense and security segments, described above, reached US$567.3 million, compared to US$604.6 million in 2009.

The decrease in revenue in the commercial aviation revenue is primarily a consequence of reduced deliveries in this segment in 2010. We delivered 100 commercial aircraft in 2010 as compared to 122 aircraft in that segment in 2009, a decrease of 22 commercial aircraft, or 18%. The decrease in the number of deliveries in the commercial aviation segment in 2010 reflects the effects of the recent financial crisis and its ongoing impacts on the global airline business, which in turn affected demand for commercial aircraft. The increase in executive aviation revenue resulted from a 25.2% increase in deliveries of executive jets in 2010, or 29 jets, to 144 executive jets in 2010 (including 10 Legacy 600/650, 100 Phenom 100, 26 Phenom 300 and five Lineage 1000 and three Embraer 190 Shuttle) from 115 in 2009 (including 18 Legacy 600, 93 Phenom 100, one Phenom 300 and three Lineage 1000). The increase in defense and security revenue is mainly a result of an atypical delivery schedule for Super Tucanos in 2010, resulting in more Super Tucanos being delivered in that year than in previous years.

Cost of Sales and Services

Cost of sales decreased 2.0% to US$4,338.1 million in 2010 from US$4,428.4 million in 2009, in line with the 2.4% decrease in revenue during 2010. Cost of sales and services as a percentage of revenue increased slightly to 80.9% in 2010 from 80.5% in 2009.

Cost of sales and services in the commercial aviation segment decreased 12.7% to US$2,680.8 million in 2010 from US$3,072.2 million in 2009, in line with the reduction in sales for this segment, since most of our commercial aviation costs are variable. Cost of sales and services in the executive aviation segment increased 31.5% to US$987.3 million in 2010 from US$750.8 million in 2009. This increase in cost of sales and services at a higher rate than the increase in revenue in the executive aviation segment is mainly a result of the addition of new aircraft (particularly the Phenom 300) to our executive aviation assembly line, which is associated with an inherent assembly learning curve that is overcome with time, as the production process of this aircraft becomes more efficient. An increase in deliveries of the Lineage 1000 and Embraer 190 shuttle also contributed to the increase in cost of sales and services in the executive aviation segment. Cost of sales and services in the defense segment increased 15.3% to US$599.5 million in 2010 from US$520.1 million in 2009, which is also a result of higher Super Tucano deliveries in 2010. Cost of sales and services in other related businesses decreased 17.4% to US$70.5 million in 2010 from US$85.3 million in 2009 in line with the decrease in revenue from that business segment. Total cost of sales and services related to revenues from services, which are included in the revenue of our commercial aviation, executive aviation and defense and security segments, described above, totaled US$403.5 million in 2010, compared to US$427.4 million in 2009.

Gross Profit

As a result of the foregoing, factors our gross profit decreased 4.1% to US$1,026.0 million in 2010 from US$1,069.4 million in 2009. Our gross margin slightly decreased to 19.1% in 2010 from 19.5% in 2009.

Operating Income (Expense)

As further explained below, operating expense decreased 8.1% to US$634.3 million in 2010 from US$690.0 million in 2009. Operating expenses as a percentage of revenue decreased to 11.8% in 2010 from 12.6% in 2009. See Note 42 to our audited consolidated financial statements for operating profit by segment. The operating profit for services decreased 9.5% to US$160.3 in 2010 from US$177.2 in 2009.

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

Other operating (expense) income, net. Other operating (expense) income, net increased to net other operating income of US$9.4 million in 2010 from net other operating expense of US$138.5 million in 2009, mainly due to the fact that in 2010 there was no similar charge against income as the US$103 million provision made by us in connection with the Mesa Air Group bankruptcy Chapter 11 filling in January 2010 for which the impairment charge was recorded in 2009. See Note 38 to our audited consolidated financial statements.

Operating Profit before financial income (expense)

As a result of the foregoing factors, operating profit increased 3.2% to US$391.7 million in 2010 from US$379.4 million in 2009. Our operating margin increased to 7.3% in 2010 from 6.9% in 2009.

Operating profit (loss) by segment for 2010 for the commercial aviation, executive aviation, defense and security and others segments was US$231.8 million, US$79.9 million and US$106.7 million and negative US$26.7 million, respectively. For 2009, the respective operating profit (loss) by segment was US$313.5 million, US$13.2 million, US$68.1 million and negative US$15.4 million. See Note 42 to our audited consolidated financial statements for operating profit by segment. Total operating profit related to revenues from services, which is included in the revenue of our commercial aviation, executive aviation and defense and security segments described above, totaled US$160.3 million and US$177.2 million for 2010 and 2009, respectively.

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

Overview

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4B. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

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

Net Cash Generated by Operating Activities and Working Capital

2011

In 2011, net cash generated by operating activities was US$480.2 million, compared to net cash generated by operating activities of US$873.8 million in 2010. The decrease in the inflow of cash generated by operating activities in 2011 is primarily a result of lower net income and changes in financial assets of US$124.3 million.

We had working capital of US$2,327.7 million at December 31, 2011 and US$2,594.1 million at December 31, 2010. Our working capital needs decreased in 2011, as a result of an increase in loans and financing coupled with an increase in non-recourse and recourse debt.

2010

In 2010, net cash generated by operating activities was US$873.8 million compared to net cash generated by operating activities of US$3.6 million in 2009. The increase in the inflow of cash generated by operating activities in 2010 is primarily a result of a reduction in financial assets variations (especially U.S.-indexed investments), a reduction in inventory and an increase in trade accounts payable.

We had working capital of US$2,594.1 million at December 31, 2010 and US$2,892.1 million at December 31, 2009. Our working capital needs decreased in 2010, for the same reasons that explain the increase in cash inflow from operating activities in 2010, as previously explained.

Net Cash Used in Investing Activities

2011

In 2011, net cash used in investing activities was US$602.0 million, compared to net cash used in investing activities of US$288.3 million in 2010.

We experienced an outflow of cash to investing activities in 2011, mainly as a result of a increase in investments in intangible assets and property, plant and equipment.

2010

In 2010, net cash used in investing activities was US$288.3 million compared to net cash used in investing activities of US$378.0 million in 2009.

We experienced an outflow of cash to investing activities in 2010 mainly as a result of a decrease in investments in intangible assets and property, plant and equipment.

Net Cash Generated by (Used in) Financing Activities and Total Debt

2011

In 2011, net cash generated by financing activities was US$96.4 million, compared to net cash used in financing activities of US$802.2 million in 2010. During 2011, we raised new financings of US$2,362.5 million compared to new borrowings of US$942.8 million in 2010. Furthermore, we also repaid US$2,082.7 million of our indebtedness in 2011 compared to debt repayments in the aggregate amount of US$1,583.4 million in 2010. In 2011, we distributed US$183.4 million in interest on shareholders’ equity or dividends compared to US$161.6 million in 2010. In 2011, like in 2010, we did not spend any amounts in connection with share buyback programs.

At December 31, 2011, we had total debt of US$1,658.1 million under our financing arrangements described below, 84.8% of which was long-term debt and 15.2% of which consisted of short-term debt. In comparison, we had total debt of US$1,434.8 million at December 31, 2010, consisting of 94.9% of long-term debt. Our total debt increase in 2011 in comparison with 2010, largely due to an increase in expenditures related to research and product development coupled with capital expenditures.

2010

In 2010, net cash used in financing activities was US$802.2 million compared to net cash used in financing activities of US$23.9 million in 2009. During 2010, we raised new financings of US$942.8 million compared to new borrowings of US$1,474.6 million in 2009. Furthermore, we also repaid US$1,583.4 million of our indebtedness in 2010 compared to debt repayments in the aggregate amount of US$1,498.5 million in 2009. In 2010, we distributed US$161.6 million in interest on shareholders’ equity or dividends compared to no such distributions in 2009. In 2010, like in 2009, we did not spend any amounts in connection with share buyback programs.

At December 31, 2010, we had total debt of US$1,434.8 million under our financing arrangements described below, 94.9% of which was long-term debt and 5.1% of which consisted of short-term debt. In comparison, we had total debt of US$2,058.3 million at December 31, 2009, consisting of 71.2% of long-term debt. Our total debt decreased in 2010 in comparison with 2009 largely due to short-term debts payments and the renegotiation, in September 2010, of the our standby syndicated credit line. The renegotiation involved the prepayment of US$250 million borrowed in March and April 2009, which was originally scheduled to expire in March and April 2011, respectively.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2011, US$386.5 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On April 5, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2011, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2007. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to December 2015. As of December 31, 2011, we had outstanding US$33.2 million under our credit facilities with the FINEP, of which US$12.7 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August and September 2009, August 2010 and June 2011, we entered into various credit agreements with the BNDES for a long-term pre-export credit financing. At December 31, 2011, we have US$405.1 million outstanding under these arrangements, of which US$165.2 million is due in the short-term, including principal and accrued interest, bearing a fixed interest rate of 4.5% to 9.0% per annum with final maturity on June 17, 2013. These BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2011, US$503.7 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

In September 2010, we renegotiated the stand by credit agreements that we had entered into in August 2006 with Banco BNP Paribas, in each case as administrative agent for the lenders, in an aggregate amount of US$1.0 billion. Each drawdown is fully repayable in two years from the borrowing date. The first loan, a secured export finance with two years availability period expiring in September 2012, has not yet been disbursed and provides for US$500.0 million in loans for export purposes. The loan shall bear interest on the outstanding principal amount thereof for each interest period at a rate per annum equal to LIBOR for such interest period plus 1.65% per annum. The other loan, a working capital facility credit agreement, segregated in two tranches with two-year availability periods expiring in September, 2012, provides US$500.0 million as working capital, and has also not yet been disbursed. This working capital credit facility will bear interest on the outstanding principal amount thereof for each interest period at a rate per annum equal to LIBOR for such interest period plus 1.85% per annum. We record the commitment fees for these credit facilities as a financial expense. Both loans contain customary covenants and restrictions, including, but not limited to, those that require us to maintain defined debt liquidity and interest expense coverage ratios. As at December 31, 2011, no disbursement had been made under these facilities.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$50.0 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2011, we had US$50.1 million outstanding under our credit facilities with the FINEP, of which US$0.1 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$247.9 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development, which were totally disbursed in 2013. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2011, we had US$121.4 million outstanding under our credit facilities with the BNDES, of which US$0.9 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In March 2012, we signed a contract for a non-reimbursable revolving credit line with four financial institutions of the Brazilian market in the total aggregate amount of R$1 billion, equivalent to US$533 million, with maturity on March 8, 2015. Each institution committed R$250 million, and we may disburse up to the total amount between March 9, 2012 and February 7, 2015. This working capital credit facility will bear interest on the disbursed outstanding principal amount at a rate per annum equal to the CDI (Brazilian Federal Government Rate) plus 1.30% per annum. The maintenance costs will be included in the financial result of Company.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$114.9 million at December 31, 2011. See Note 19 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2011, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2011, US$215.6 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by an escrow account.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$251.8 million at December 31, 2011. See Note 19 to our audited consolidated financial statements for further information on our short-term financing arrangements.

Accounting Pronouncements Not Yet Adopted

The following standards and amendments to the existing standards have been issued and are mandatory for accounting periods beginning on or after January 1, 2013 and for subsequent periods. These standards and amendments have not been early adopted by us.

In June 2011, the IASB issued a revised accounting standard on “Employee benefits”, or IAS 19. The main changes included in this standard are (i) elimination of the corridor approach, (ii) recognition of actuarial gains or losses in Other comprehensive income as they occur, (iii) immediate recognition of past services in the income statement and (iv) substitution of expected participation cost and return over the plan assets for a net participation amount. This new accounting standard applies as from January 1, 2013. We do not expect this change impact the financial statements.

In November 2009 and October 2010 the IASB issued a new accounting standard on “Financial Instruments” IFRS 9, This standard is the first step in the process of substitution of IAS 39 “Financial instruments : Recognition and Measurement.” IFRS 9 introduces new requirements for classification and measurement of financial assets. IFRS 9 requires the financial assets to be measured at fair value or amortized cost. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39. The main change in IAS 39 states that, in case the company opts to adopt the fair value model for financial liabilities, the portion of change in fair value due to credit risk should be posted in Other comprehensive results, instead being posted in the income statement, except when there is an accounting mismatch. We are analyzing the impacts of this standard on our financial statements. The standard will be effective as of January 1, 2015.

In May 2011 the IAS issued a new accounting standard on “Consolidated Financial Statements,” IFRS 10, reling on existing concepts, stating that “control” is the main indicator of whether an entity should or should not be consolidated in the consolidated financial statements of the parent company. The standard provides additional instructions to determine control. We do not expect this change to impact our financial statements. This standard will be effective as of January 1, 2013.

In May 2011 the IAS issued a new accounting standard on “Joint Arrangements,” IFRS 11. The standard provides considerations regarding joint arrangements, focusing more on contractual rights and obligations than on the contractual legal formats. There are two types of joint arrangements: (i) joint operations, a situation in which an operator has assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint control, a situation in which an operator has the right over the contractual net assets and as a consequence it recognizes the investment using the equity method. The proportional consolidation method will no longer be allowed for joint control operations. This standard will be effective as of January 1, 2013, as of which we will no longer consolidate the joint operation Atech Negócios em Tecnologia S.A. (Note 14). This change will not change our net result, but will affect the intermediate items of the income statement that will instead be presented in equity results.

In May 2011 the IAS issued a new accounting standard on “Disclosure of interest in other entities,” IFRS 12, which addresses the disclosure demands for all types of interests held in other entities, including joint arrangements, associates, interests with a specific intent and other interests not registered in the financial statements. We are analyzing the impacts of this standard in its financial statements. This standard will be effective as of January 1, 2013.

In May 2011 the IAS issued a new accounting standard on “Fair value measurement,” IFRS 13. The objective of this standard is to improve the consistency and decrease the level of complexity of fair value measurements, by providing a more accurate and single source of fair value measurement as well as additional disclosure requirements. The provision, largely aligned with US GAAP (United States Generally Accepted Accounting Principles), does not expand the applicability of fair value measurement, but provides orientation on their application when IFRS and US GAAP require it. We are analyzing the impacts of this standard on our financial statements. This standard will be effective as of January 1, 2013.

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

Research expenses totaled US$85.3 million in 2011 and US$72.1 million in 2010. This increase in research expenses in 2011 is a result of a larger number of research projects that entered into their experimental stages in 2011, thereby demanding more research resources.

In 2012, we expect to invest approximately US$100 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4A. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

5D.	Trend Information

The following table summarizes our order book for the commercial aviation segment at December 31, 2011. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$15.4 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	704	—	704	—
EMBRAER 170	184	22	178	6
EMBRAER 175	189	290	143	46
EMBRAER 190	548	355	386	162
EMBRAER 195	123	28	88	35

The following tables set forth our commercial aviation order book at December 31, 2011 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA Group (China)	25	25	—
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	708	708	—

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	10	10	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Air North	1	—	1
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Total	188	182	6

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC (Ireland)(1)	1	1	—
Flybe (UK)	35	4	31
Gecas (USA)	5	5	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines	5	3	2
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	3	3	—
Alitália	10	—	10
Air Lease	5	2	3
Undisclosed	1	—	—

Total	189	143	46

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	6	6
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	25	10	15
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Latin América)	20	20	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	7	7	—
Copa (Panama)	15	15	—
Finnair (Finland)	13	12	1
Gecas (USA)	32	24	8
HNA Group (China)	50	41	9

Customer	Firm Orders	Delivered	Firm Order Backlog
JetBlue (USA)	88	53	35
ECC (Ireland)(1)	1	1	—
Jetscape (USA)	7	7	—
KLM (Holland)	22	17	5
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	6	2	4
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
Trip (Brazil)	6	3	3
US Airways (USA)	25	25	—
Virgin Blue (Australia)	18	18	—
Virgin Nigeria (Nigeria)	10	2	8
China Southern (China)	20	7	13
BOC (Singapore)	15	—	15
Aerosvit (Ukraine)	10	—	10
Air Astana (Euro)	2	—	2
Kenya Airways (Africa)	10	—	10
CIT (USA)	10	—	10
Hebei (China)	2	2	—

Total	551	389	162

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	47	28	19
Flybe (UK)	14	14	—
Gecas (USA)	7	7	—
Globalia (Spain)	12	12	—
Royal Jordanian (Jordan)	2	2	—
Lufthansa (Germany)	34	21	13
Montenegro (Montenegro)	1	1	—
Jetscape (USA)	2	—	2
Lot Polish (Poland)	4	3	1

Total	123	88	35

For additional information regarding trends in our business, see “Item 4B. Information on the Company—Business Overview—Business Strategies” and “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees and product warranty commitments. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

As at December 31, 2011, we recorded a US$317.5 million charge against income in connection with financial guarantees based on our risk assessment of the AMR Corporation Chapter 11 filing. There can be no assurance that we would not be impacted again (including in a material way) by the exercise of these trade-in options or guarantees, particularly if the current global economic downturn continues for an extended period of time. See also Note 35 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” From the 18 trade-in options we had in 2010, in 2011 we accepted five aircraft for trade-in and another 12 trade-in options were cancelled. Also, in 2011, we accepted two aircraft for trade-in pursuant to trade-in aircraft options signed in 2011. As a result, we are currently subject to trade-in options relating to one aircraft directly tied to contractual obligations with one customer and subject to such customer actually taking delivery of certain new aircraft. See Note 40 to our audited consolidated financial statements for further information on our trade-in options.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have in our financial condition. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.”

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

	At December 31,
Description	2011	2010	2009
	(in US$ millions)
Maximum financial guarantees(2)	471.6	1,133.9	1,248.4
Maximum residual value guarantees(2)	542.2	743.4	770.8
Mutually exclusive exposure(1)	(209.8)	(393.9)	(393.9)
Provisions and liabilities recorded	(121.2)	(143.2)	(154.1)

Off-balance sheet exposure	682.8	1,340.2	1,471.2
Estimated proceeds from performance guarantees and underlying assets	896.5	1,255.9	1,478.4

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	As of December 31, 2011, financial guarantees provided in connection with AMR’s purchase of Embraer aircraft were fully accrued on our income statement (see Notes 15 and 29 to our audited consolidated financial statements) and, therefore, are not included as an off-balance sheet item.

As discussed in Note 13 to our audited consolidated financial statements, as of December 31, 2011, 2010 and 2009, we maintained escrow deposits in the total amount of US$268.4 million, US$263.6 million and US$308.9 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum exposure under these guarantees (less provisions and liabilities) would have been US$682.8 million as of December 31, 2011. For further discussion of these off-balance sheet arrangements, see Note 40 to our audited consolidated financial statements.

At December 31, 2011, we had US$268.4 million deposited in escrow accounts as collateral for financial and residual value guarantees of certain aircraft sold by us. If the guarantor of the debt (an unrelated third party) is required to pay the creditors of such financing arrangement or the residual value guarantee, the guarantor has the right to withdraw from the escrow account. Based on current estimates, we believe that the proceeds from the sale or lease of the covered aircraft (based on resale value as of December 31, 2011) and from other offsetting collections, such as cash deposits, would be US$896.5 million. The deposited amounts will be released when the financing contracts mature (from 2013 to 2021) if no default by the buyers of the aircraft occurs or the aircraft market price is above the residual value guarantee.

The interest earned on the escrow funds is added to the balance in escrow and is recorded as interest income by us. In order to earn a better interest rate on such guarantee deposits, at December 31, 2011 we had US$268.4 million deposited in escrow accounts and invested in 14-year structured notes with the depositary bank. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.

Residual value guarantees typically ensure that, at the 15th year as of the delivery date, the relevant aircraft will have a residual market value of a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 13 to our audited consolidated financial statements.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2011:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,113.9	313.7	464.9	213.3	1,122.0
Pension fund	207.5	21.7	41.3	41.3	103.2
Capital lease obligations	3.2	1.4	1.6	0.2	—
Operating leases	17.5	2.9	4.5	0.6	9.5
Purchase obligations	829.9	829.9	—	—	—
Non recourse and recourse debt	462.6	312.8	31.8	44.6	73.4
Customer advances	1,070.1	856.1	179.8	32.7	1.5
Contribution from suppliers	1.9	0.9	1.0	—	—
Financial guarantees	494.9	317.3	85.2	69.7	22.7
Other liabilities	161.4	5.9	37.5	70.9	47.1

Total	5,362.9	2,662.6	847.6	473.3	1,379.4

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2011. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E.—Off-Balance Sheet Arrangements” above. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer— Some of our aircraft sales are subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Purchase obligations consist of trade accounts payable and insurance payables.

Other liabilities include taxes and payroll charges payable in the total amount of US$476.0 million at December 31, 2011. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of 13 members, and our Diretoria, or executive officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal, which is composed of three to five members and an equal number of alternates. Our administrative bodies must hold eight ordinarily scheduled meeting a year.

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

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share,” and (2) two to be appointed by our employees. The remaining ten directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Regulations and with the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office, and for such purpose have executed a Term of Agreement of Management (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 26, 2011:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva(*)	67	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	47	Member of the Board of Directors	2009
Wilson Carlos Duarte Delfino	65	Member of the Board of Directors	2004
Aprígio Eduardo de Moura Azevedo	61	Member of the Board of Directors	2010
Israel Vainboim	67	Member of the Board of Directors	2009
Hermann Wever	75	Vice-chairman of the Board of Directors	2006
Samir Zraick	71	Member of the Board of Directors	2006
Arno Hugo Augustin Filho(*)	51	Member of the Board of Directors	2012
Claudemir Marques de Almeida	59	Member of the Board of Directors	2004
João Cox Neto	48	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	48	Member of the Board of Directors	2011
Satoshi Yokota	70	Member of the Board of Directors	2011
Vitor Paulo Camargo Gonçalves	55	Member of the Board of Directors	2011

(*)	Elected at our extraordinary shareholders’ meeting held on March 6, 2012.

Alexandre Gonçalves Silva. Mr. Silva was elected Chairman of the Board of Directors of Embraer in March, 2012. Previously, he has served as CEO in several top tier family, state or publicly held companies, including large multinationals. From 2001 to 2007, Mr. Silva was CEO of GE in Brazil. In addition, Mr Silva currently participates on boards of listed companies including PDG Realty S.A Empreendimentos e Participações, Equatorial Energy S.A, Fibria Celulose S.A and Alupar Investimento S.A. He also participates in the board of the Pro-Bono Advice AMCHAM Brazil and is a Board of Trustees Member of the Foundation of Maria Cecilia Souto Vidigal. Mr. Alexandre Silva holds a Bachelor of Science in Mechanical Engineering from PUC Rio de Janeiro, and is an independent member of the Board of Directors of Embraer as of April 26, 2011.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been a member of the Board of Directors of Embraer since April 2009. Mr. Salles Pinto has been the Executive Manager of Cia. Bozano and of Bozano Holdings since 2000, being responsible for the administration of the companies’ funds through several financial instruments. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the University Center of Brasília (UniCEUB) and the University of Brasília (UnB), respectively. He holds a Master degree in Economics from Fundação Getulio Vargas - Rio de Janeiro (EPGE) and a Master degree in Administration from the Catholic University of Rio de Janeiro (PUC). Mr. Salles is an independent member of the Board of Directors of Embraer.

Wilson Carlos Duarte Delfino. Mr. Delfino has been an independent member of the Board of Directors of Embraer since 2004. Mr. Delfino has been President and CEO of Fundação Sistel de Seguridade Social (Pension Fund of Brazilian Telecommunications Companies’ Employees), or SISTEL, a pension fund, since January 2004, and has served as executive officer of the Planning and Office of SISTEL from April 2000 to December 2003. From September 1993 to September 1994, Mr. Delfino served as assistant to the chief executive officer and was responsible for the Coordination of the Committee of Investments of SISTEL. From October 1994 to March 2000, he was Manager of the Investment Analysis Department of SISTEL. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006, and a member of the board of directors of Perdigão S.A from April 2004 to April 2007. Mr. Delfino was also Adjunct and Full Professor of the Production Engineering program of the São Carlos School of Engineering of the University of São Paulo. He has an undergraduate degree in mechanical engineering from the Federal School of Engineering in Rio de Janeiro, Brazil, a masters degree in operational research from Cornell University, a master of science degree in system analysis from the National Institute for Space Research in São José dos Campos, Brazil and a PhD degree in operations research and statistics from Case Western Reserve University. He is a certified board member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC).

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

Israel Vainboim. Mr. Vainboim has been a member of the Board of Directors of Embraer since April 2009. Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., Cia. Iochpe-Maxion, the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars, the Museu de Arte Moderna de São Paulo (Museum of Modern Art of São Paulo), the alumni association of the Federal University of Rio de Janeiro, and a member of the Fiscal Council of the Albert Einstein Hospital in São Paulo. He is also a member of the Board of the House of Culture of Israel in São Paulo, a member of the International Advisory

Council of General Atlantic Partners, located in New York, New York, Chairman of the Board of Usinas Siderurgicas de Minas Gerais S.A. (Usiminas), a leading flat steel manufacturer, since April 2010, a member of the Consulting Board of GVT S.A. and a member of the Consulting Board of Stanford Graduate School of Business. Mr. Vainboim was also the President of Unibanco – União de Banco Brasileiros S.A. from 1988 to 1992, President of Unibanco Holdings S.A. from 1994 to 2007, and Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University. Mr. Vainboim is an independent member of the Board of Directors of Embraer.

Hermann Wever. Since 2006, Mr. Wever has been an independent member of Embraer’s Board of Director, of which he is the current Vice-President. Mr. Wever earned undergraduate degrees in civil and electrical engineering from Mackenzie University and a graduate business degree from Fundação Getulio Vargas. He started his career at the industrial division of General Electric, where he successively spearheaded the lighting, domestic appliances and heavy equipment divisions. In 1979, he implemented a joint venture between General Electric and Villares (Vigesa), which brought hydrogenation technology from GE Canada to Brazil. In 1980, he joined Siemens do Brasil as Vice-President of the Energy Division. In 1987, he was appointed Siemens’ CEO, a position he held until his retirement in 2001. Mr. Wever was President of the Consulting Board of Siemens Ltda. from 2001 to 2009. Currently, he is president of Wever Assessoria Empresarial. He has been awarded the Ordem do Rio Branco from the Brazilian Ministry of Foreign Affairs and the Cross of the Order of Merit from the Federal Republic of Germany.

Samir Zraick. Mr. Zraick has been a member of the Board of Directors of Embraer since 2006. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP for Business Development of Caemi Mineração e Metalurgia S.A., a Brazilian mining company, from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is also member of the Board of Directors of Mineração e Metálicos S.A. - MMX, a Brazilian mining company, MPX Energia S.A., a Brazilian energy company and LLX Logística S.A., a Brazilian logistics company. Mr. Zraick is an independent member of the Board of Directors of Embraer.

Arno Hugo Augustin Filho. Since 2007, Mr. Augustin has served as Secretary for the Brazilian Federal Treasury, and before that he was the Secretary General of the Labor Party in the State of Rio Grande do Sul, from 2005 to 2007. During 2003 and 2004, Mr. Augustin occupied the positions of Executive Secretary Assistant for the Ministry of Finance, Chairman of the Boards of Directors of Caixa Econômica Federal and of the Banco da Amazônia S.A. – BASA. From 1999 to 2003, Mr. Augustin acted as Secretary of Finance for the State of Rio Grande do Sul, and Chairman of the Board of Directors of Banco do Estado do Rio Grande do Sul S.A, or Banrisul. From 1985 to 1998, Mr. Augustin held, among others, the following positions: Secretary of Finance for the Municipality of Porto Alegre, Economic Advisor to the Mayor, responsible for the budget of the Municipality of Porto Alegre, Advisor to the Labor Party Caucus, Advisor to the Finance Committee of the State Constitutional Convention, Technical Assistant and Assistant General to the Labor Party Caucus in the General Assembly of Rio Grande do Sul, and External Public Auditor for the Audit Court of the State of Rio Grande do Sul. Mr. Arno Augustin graduated in 1983 at the School of Economics of the Federal University of Rio Grande do Sul, and received a master’s degree in economics from the Catholic University of Rio Grande do Sul in 2007. Mr. Arno Augustin is an independent member of the Board of Directors of Embraer since January, 2012.

Claudemir Marques de Almeida. Mr. Almeida has been a member of the Board of Directors of Embraer since 2004. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Quality Controller I at Embraer. He previously served as a member of our Board of Directors from January 1995 to April 2001. Mr. Almeida is the representative of our non-shareholder employees.

João Cox Neto. Mr. Cox heads the Cox Investments & Advisory, an investment boutique with mandates for M&A, financing and consulting services as well as interests in private equity funds. In addition, he currently serves on the Boards of Directors of Even S.A. and Even Estácio de Sá S.A. Between 2006 and 2010, he served as president, CEO and vice chairman of Claro S.A., the second largest mobile operator in Brazil. In 2005 he served as Vice President of Cellcom, the largest cellular operator in Israel. From April, 1999, to August, 2004, Mr. Cox served as Finance Vice President and Investor Relations Officer at Telemig Celular Participações and Tele Norte Celular Participações, and shared the position of CEO of Telemig Celular and Amazonia Celular. He was also a member of the Board of Directors of several companies in different countries (Brazil, Argentina, Holland and Israel), and has acted as advisor to the Appeals Council of the National Financial System, or CRSFN, to the Board of the Brazilian Association of Listed Companies, or ABRASCA, and to the Brazilian Institute of Investor Relations, or IBRI. Mr. Cox earned a degree in economics at the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec à Montréal and the PSC’s Oxford University. Mr. Cox is an independent member of the Board of Directors of Embraer.

Josué Christiano Gomes da Silva. Mr. Silva is currently president of the Society of Northern Minas Fabrics, or Coteminas, the largest textile group in America that, through its subsidiary Springs Global, is a world leader in the bed and bath market segment. He was a member of the Institute for Studies in Industrial Development, or IEDI, having chaired the institute from 2005 to 2009, and of the Superior Industry Association Textile and Apparel, or ABIT, having chaired the organization from 2005 to 2007. In addition, Mr. Silva acted as 3rd Vice-President of the Federal State Industries of Sao Paulo, or FIESP, as Vice President of the International Textile Manufactures Federation, or ITMF, and as Vice President of the Latin America Business Council, or CEAL. Mr. Silva holds a degree in engineering from the Federal University of Minas Gerais, a Bachelor of Law degree from the Milton Campos Law School in Belo Horizonte, State of Minas Gerais. In addition, he also earned a Master of Business Administration (MBA) degree from Vanderbilt University - Owen Graduate School of Management. Mr. Silva is an independent member of the Board of Directors of Embraer.

Satoshi Yokota. Since 1970, Mr. Yokota has served in several positions at Embraer, including as Assistant Director of Programs and Commercial Contracts, Executive Vice President of Engineering and Development, Industrial Vice President, Executive Vice President of Strategic Planning and Technological Development and, finally, as a consultant. Mr. Yokota currently serves as director at TPI, Contec Fiesp and Parque Tecnologico Association SJC and as Chairman of the Institute for Research, Planning and Administration, or IPPLAN. He is also a member of the Board of Jacto Equipamentos Agrícolas. From 2000 to 2008 he acted as Chairman of the Board of Embraer Liebherr S.A. of Brazil, or ELEB. From 1965 to 1970 he was a researcher at the Aerospace Technology Center, a professor of Federal university of Pará and an engineer of Paraense Transportes Aereos. Mr. Yokota is an electrical engineer, having graduated at the Technological Institute of Aeronautics in 1964.

Vitor Paulo Camargo Gonçalves. Mr. Gonçalves is the Director of Planning at PREVI, elected to serve until May, 2014. He joined the Bank of Brazil in 1976, and has served as Director of the Previ Investments, Tax Advisor and Director Board. He is a member of the board of Embraer S.A., having served on the Boards of Paranapanema S.A., Petroflex S.A., Invepar S.A. and Kepler Weber S.A. He is also a member of the Board of ABRAPP, as representative of PREVI, and of the Board of the National Association of Employees of Banco do Brazil, or ANABB, as well as President of the ICSS. Mr. Gonçalves graduated in Business Administration at FGV-RJ. In addition, he holds post-graduate degrees in business management from the Dom Cabral Foundation (MG) and the IBMEC (RJ), and in corporate governance from the IBMEC (RJ) and the IBGC. He also has a specialization degree in pension fund management from the Wharton School in Philadelphia. Mr. Gonçalves is an independent member of the Board of Directors of Embraer.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•

Strategy Committee: which may have up to five members, but has no executive power. The primary purpose of the Strategic Committee is to assist the Board of Directors in its functions. The acting and the alternate members of our Board of Directors and Board of Executive officers may serve on this committee. The Strategy Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic planning. The current members of the Strategy Committee are Alexandre Gonçalves da Silva, Hermann H. Wever, Israel Vainboim, Josué Christiano Gomes da Silva and Joâo Cox Neto.

•	Audit and Risk Committee: See “Item 6C.—Board Practices—Audit and Risk Committee” below.

•

Human Resources Committee: which has up to five members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors, their alternates, or our executive officers. Its purpose is to assist the Board of Directors in connection with human resources issues which include appoint and remove executive officers from office and designate their duties as provided by the bylaws, compensation and human relations policy, transfer of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Wilson Carlos Duarte Delfino, Joâo Cox Neto, Alexandre Gonçalves da Silva, Vitor Paulo Camargo Gonçalves and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Conselho Fiscal” below.

In the event an executive officer serves on the Strategy Committee and the Human Resources Committee, he will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on such Committees and the Audit and Risks Committee may combine the compensation for each position so held.

Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our bylaws and by the Board of Directors.

The terms of office for members of our Board of Directors and for our executive officers is two years, with each executive officer eligible for reelection.

The vote of at least nine members of our Board of Directors is necessary to remove an officer.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	50	President and Chief Executive Officer	1995
Mauro Kern Junior	51	Executive Vice President – Engineering and Technology	2007
Paulo Cesar de Souza e Silva	57	Executive Vice President – Commercial Aviation	2010
Artur Aparecido V. Coutinho	63	Chief Operating Officer	2005
Luiz Carlos Siqueira Aguiar	49	Executive Vice President – Embraer Defense and Security	2006
Flávio Rímoli	53	Executive Vice-President and General Counsel	2007
Antônio Júlio Franco	63	Executive Vice President – Personnel	2007
Paulo Penido Pinto Marques	55	Executive Vice President – Chief Financial and Investor Relations Officer	2011

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

Mauro Kern Junior. In April 2011, Mr. Kern was appointed Embraer’s Executive Vice-President for Engineering and Technology. Prior to this position, Mr. Kern served as Embraer’s Executive Vice-President for New Programs, Airline Market between April, 2010, and April, 2011, and Embraer’s Executive Vice-President for the Airline Market since April 2007. He joined Embraer in 1982 as a System Engineer. In 1984, he joined Embraer’s Equipment Division (EDE), a company specialized in landing gear and hydraulic equipment. Mr. Kern worked for 11 years in different departments of Embraer, including engineering, marketing, sales and customer support. In 1999, Mr. Kern joined the Program Management Office of the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2004, Mr. Kern was appointed the Senior General Manager of the EMBRAER 170/190 program. In July 2005, Mr. Kern was appointed Embraer’s Vice-President of Airline Market Programs. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Paulo Cesar de Souza e Silva. Since April, 2010, Mr. Silva has been acting as President—Commercial Aviation. He joined Embraer in October, 1997, as Sales Financing Vice-President for both the civil and defense and security markets. Mr. Silva has over 24 years experience in the banking industry, serving in a number of executive positions in major international financial institutions. Prior to joining Embraer, Mr. Silva was a Vice President in the Latin American group at Westdeutsche Landesbank, New York. Mr. Silva is a graduate of the Mackenzie University, where he earned an Economics degree. He also holds an MBA in finance from the Université de Lausanne.

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

Flávio Rímoli. Mr. Rímoli is currently Embraer’s Executive Vice-President and General Counsel. Since May 2005, he has been Secretary of Embraer’s Board of Directors. Mr. Rímoli has been working at Embraer for more than 31 years, having occupied different positions, particularly in the industrial and commercial areas. He was our Senior General Manager for Contracts for the commercial aviation market for many years and our Senior Vice-President for Commercial Aviation Market from 2002 to 2005. Mr. Rímoli holds a Bachelor’s degree in Mechanical Engineering from the Escola de Engenharia Industrial de São José dos Campos, a Law degree from Universidade do Vale do Paraíba, and specialization degrees in Operational Research and Corporate Law from ITA and Fundação Getúlio Vargas, respectively.

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

Paulo Penido Pinto Marques. Mr. Marques was appointed CFO and Head of Investor Relations of Embraer in July 18, 2011. Prior to joining Embraer, he served as Executive Director of CSN between April 2009 and June 2011 as CFO and Investor Relations Officer. Between April 2000 and April 2009 he served as Vice President of Finance, Investor Relations and Information Technology in Usiminas. Mr. Marques was a member of the Board of Directors and Management Committee of several companies, including Transnordestina Logistica S.A., Ita Energetica S.A., MRS Logistica S.A., Nacional Minérios S.A., Usiparts, Rio Negro and Unigal. In addition to companies related to the steel industry, he also worked in financial institutions like J.P. Morgan, between 1995 and 2000, as Vice President and Director of Finance and Credit Bank in Boston, from 1993 to 1995, and, between 1981 and 1993, as Vice President and Director of several financial areas of Citibank. Paulo Penido graduated as Engineer at the Federal University of Minas Gerais in 1980. He also has completed post-graduate courses in the areas of risk management, capital markets, corporate finance, securitization, credit and mergers and acquisitions. On April 12, 2012, we announced that Mr. Marques would resign, effective April 13, 2012. As of that date, Mr. Frederico Pinheiro Fleury Curado has been assigned responsibility for the financial and investor relations area, in addition to his duties as President and CEO, until such time as a new Chief Financial and Investor Relations Officer is identified.

6B.	Compensation

Overview

Our executive officers, directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2011, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risk Committee, the Conselho Fiscal and the executive officers for services in all capacities was US$22.0 million: US$4.5 million to members of the Board of Directors, US$0.4 million to members of the Conselho Fiscal and US$17.1 million to the executive officers.

For the fiscal year ended December 31, 2011, members of our committees, including our Audit and Risk Committee, received an aggregate additional compensation of US$0.9 million, which is included in the US$22.0 million compensation mentioned above.

In addition, in 2011, we contributed US$0.4 million for the payment of pension benefits to our executive officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2011, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

Our Board of Directors had made a proposal to be voted at our annual shareholders meeting to be held on April 26, 2012 for a maximum amount of R$48 million to be approved as the aggregate compensation for our directors and executive officers. Our Board of Directors has proposed to our annual shareholders meeting that the monthly compensation of our Conselho Fiscal members be R$12,500.00 per member.

In addition, at March 31, 2012, our board members and executive officers owned an aggregate of 734,611 common shares.

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

At a special shareholders’ meeting held on January 18, 2011, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to restrictions based on continuous employment with us for at least two years. Our Board of Directors is empowered to choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors is also empowered to determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares. As of December 31, 2011, our executive officers owned options to purchase an aggregate of 5,675,000 shares of our common stock at a weighted average exercise price of R$11.11 per share. On April 30, 2011, 20% of the options owned by our executive officers vested. As of December 31, 2010, the remaining options will vest as follows: (1) 30% on April 30, 2012; and (2) 50% on April 30, 2013. The latest exercise date for all options granted under this second stock option plan is April 30, 2015. Our directors are not eligible for this stock option plan.

Employee Profit Sharing Plan

We first implemented a profit sharing plan in 1998 that linked employee profit sharing to dividend payments. In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit sharing. The new program, as amended in 2008 by our Board of Directors, is now tied to our net income, calculated in accordance with IFRS, and to individual and business unit performance targets. Of the total amount reserved for the profit sharing program, 30% is distributed in equal parts to all employees, while 70% is distributed proportionally to the employee’s salary. For 2011 only, the effects of the financial guarantee provisions were disregarded in calculating the employee profit sharing amount, as described in Note 38 to our audited consolidated financial statements.

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

For the 2011, 2010 and 2009 fiscal years, we distributed US$43.7 million, US$41.3 million and US$33.7 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2011, 2010 and 2009 were US$24.9 million, US$22.8 million and US$16.0 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

6C.	Board Practices

Our Board of Directors is appointed for two-year terms. See “Item 6A.—Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

The officers are elected by the Board of Directors. Our current executive officers were elected on April 26, 2011, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders on April, 2013 to approve our financial statements for the fiscal year ended December 31, 2012.

The members of our Board of Directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least nine members of our Board of Directors is necessary to remove an officer. See “Item 6A.—Directors and Senior Management—Executive Officers” for the year each of our executive officers was first elected.

None of our Executive Directors is party to an employment contract providing for benefits upon termination of employment. All of our executive officers are party to an employment agreement setting forth the rights and obligations of the executive officers. If we terminate an employment agreement with any of our executive officers, we will be required to pay a termination benefit to such executive officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid. Maurício Botelho has agreed to a three-year non-compete agreement, which became effective in 2007.

Audit and Risk Committee

Our Audit and Risk Committee may have up to five members and has no executive power. On January 10, 2012 our by-laws were amended to, among other, change the structure of our committees, resulting in the creation of the Audit and Risk Committee in replacement of the former Risk Committee and Audit Committee. The primary purpose of the newly created Risk Committee is to assist the Board of Directors in its functions. The acting members of our Board of Directors may serve on the committee. The Audit and Risk Committee’s responsibilities include validation and submission to the Board of Directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors, monitoring the quality and integrity of internal controls and financial statements. Our statutory “Audit and Risk Committee” complies with SOX requirements in terms of membership, as all of its members are directors. However, it does not fully comply with the functions of a typical U.S. audit committee, due to certain restrictions imposed by the Brazilian Corporate Law. For example, the committees of the board of directors may not make decisions in lieu of a vote of the full board of directors and may only make a recommendation for a decision required to be adopted by the full board, which is responsible for the ultimate vote and final decision. Our audit and risk committee complies with Brazilian legal requirements and all of its members are independent, as defined by Brazilian law.

Set forth below are the names, ages, the year first elected and positions of the members of our Audit and Risk Committee elected at our annual shareholders’ meeting held on April 26, 2011 and approved by the CADE on January 23, 2012.

Name	Age	Position	Year First Elected
Israel Vainboim	67	Effective member	2011
Samir Zraick	71	Effective member	2011
Vitor Paulo Comargo Gonçalves	55	Effective member	2011
Sergio Eraldo de Salles Pinto	47	Effective member	2011

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. The Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory Audit and Risk Committee, established in accordance with the Novo Mercado Regulations, will serve as our equivalent of a U.S. audit committee. See “Item 6A.—Directors and Senior Management— Committees.”

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

Our Conselho Fiscal is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 26, 2011.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	49	Effective member	2008
Tarcísio Luiz Silva Fontenele	49	Alternate	2001
José Mauro Laxe Vilela	64	Effective member	2011
Wanderley Fernandes da Silva	38	Alternate	2011
Taiki Hirashima	71	Effective member	2004
Carlos Alexandre Miyahira	36	Alternate	2010
Adolpho Gonçalves Nogueira	76	Effective member	2010
Maria de Jesus Tapia Rodriguez Migliorin	54	Alternate	2008
Eduardo Coutinho Guerra(2)	45	Effective member	2007
Leandro Giacomazzo	52	Alternate	2007

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA, HEAI, ECTS, ATECH, ORBISAT and HARPIA:

	At December 31,
	2011	2010	2009
Production Process	6,950	8,541	8,704
Research and Development	4,463	3,373	2,401
Customer Support	3,035	3,026	2,928
Administrative – Production Support	2,218	2,453	2,088
Administrative – Corporate	2,600	1,491	2,507

Total	19,266	18,884	18,628

Approximately 83.0% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 91.1% at December 31, 2011. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2011, our board members and executive officers owned an aggregate of 1,334,835 of our common shares. None of the officers or directors individually own more than 1% of the outstanding common shares.

As of December 31, 2011, our executive officers owned options to purchase an aggregate of 5,675,000 shares of our common stock at a weighted average exercise price of R$11.11 per share.

See “Item 6B.—Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of March 31, 2012. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at March 31, 2012.

	Common Shares
	Shares	(%)
PREVI(1)	77,498,901	10.47
Oppenheimer Funds(2)	62,465,424	8.44
Thornburg Investment Management(3)	51,844,148	7.00
Bozano Group(4)	28,083,989	3.79
BNDESPAR(5)	39,762,489	5.37
União Federal/Brazilian Federal Government(6)	1	—
Shares in company treasury	16,425,000	2.22
Others (São Paulo Stock Exchange)	197,143,532	26.62
Others (NYSE)	267,241,560	36.09

Total	740,465,044	100.00

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian federal government.
(2)	Oppenheimer Funds is one of the U.S.’s largest asset management companies, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(3)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico, with assets under management of over US$73 billion (as of December 31, 2011). The firm manages six equity funds, nine bond funds and separate portfolios for select institutions and individuals.
(4)	Shares belonging to the Bozano Group belong to Cia. Bozano and Kadon Empreendimentos., both of which are owned and controlled by Julio Bozano. 36,183,989 of the shares owned by Cia. Bozano have been pledged in favor of Banco Santander Central Hispano, S.A. in connection with its acquisition from Cia. Bozano of substantially all of the capital stock of Banco Meridional S.A.
(5)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(6)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4A. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On March 31, 2012, we had 25,962 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on March 31, 2012, an aggregate of 381,551,132 common shares in the form of ADSs were held by 154 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian federal government veto rights over certain military-related programs and corporate actions (such as transfers of control and changes in our name, logo and corporate purposes). See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of March 31, 2012, in addition to the “golden share,” the Brazilian federal government owned an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, for the purposes of this Form 20-F’s disclosure requirements, we consider transactions between Embraer and the Brazilian federal government or its agencies as falling within the definition of”related party transactions”.

Our transactions with the Brazilian federal government primarily involve the government’s role as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian federal government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3D. Key Information—Risk Factors——Risks Relating to Embraer—The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.” For more information regarding our related party transactions, see Note 15 to our audited consolidated financial statements.

A Major Customer (Brazilian Air Force)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2011, the Brazilian federal government accounted for 3.7%, or US$213 million, of our total revenue. In addition, as of December 31, 2011, the Brazilian Air Force owed us US$199.2 million in trade account receivables and had a credit against us of US$208.6 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4B. Information on the Company—Business Overview—Defense and Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian federal government. As of December 31, 2011, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$535.3 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2011 had a total outstanding balance of US$156.2 million at December 31, 2011. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2011, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$301.1 million, which is recorded as a non-current liability on our balance sheet. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Customer Financing by the BNDES

The Brazilian federal government has been an important source of export financing for our customers through the BNDES-exim program, managed by the BNDES. Beginning in the second half of 2007, the BNDES started providing financing to our customers on financial terms and conditions which complied with the Aircraft Sector Understanding of the OECD. Brazil has been joined by Canada, the United States and the European Union, among others, at the OECD, as a participant in the “Sector Understanding on Export Credits for Civil Aircraft” that aims to assure a “level-playing field” among the airframe manufacturers and encourages manufacturers and airlines to focus on price and quality rather than on financial packages provided under government support (see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

A Service Provider (Banco do Brasil)

At December 31, 2011, we maintained cash and cash equivalents of US$671.8 with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$200.6 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. We do not believe that any liabilities related to these individual lawsuits would have a material adverse effect on our financial condition or results of operations. See Note 26 to our audited consolidated financial statements for a further discussion of our labor lawsuits.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of such taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2011, there was a US$386.5 million provision recorded as a liability (taxes and payroll charges) on our balance sheet in connection with litigation contingencies that we classify as representing probable losses to us. Included in this provision is a tax litigation in which we are challenging the constitutionality of the application of the social contribution tax on export sales revenue. The major lawsuit of this litigation is currently under review by the Supreme Court, and we are now awaiting a final and unappealable decision from this Court. The amount of related tax accrued but not paid in connection with this particular lawsuit as of December 31, 2011 was equal to US$241.3 million. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 24 and Note 26 to our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ Investigation. We received a subpoena from the SEC, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

The investigation remains ongoing and we, through our outside counsel, continue to cooperate fully with the SEC and U.S. Department of Justice, which are the authorities responsible for reviewing the matter. Our management, with the support of our outside counsel, has concluded that, as of December 31, 2011, it is still not possible to estimate the duration, scope or results of the investigation. In the event that an illegal activity is identified or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions, as provided in the FCPA. Our management, based upon the opinion of our outside counsel, believes that, as of December 31, 2011, there is no basis for estimating reserves or quantifying any possible contingency.

Other Proceedings. In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition, or results of operations. See Note 24 and Note 26 to our audited financial statements.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$131.6 million, which was equal to 9.2% of our paid-in capital at December 31, 2011.

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

At December 31, 2011, unappropriated retained earnings of R$2,002.5 million (equivalent to US$1,573.1 million) were recorded in our statutory parent company books under Brazilian GAAP. At December 31, 2011, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law. For further information, see Note 28 to our audited consolidated financial statements.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)	Full year of 2007	123.0	69.4
March 7, 2008(2)	First quarter of 2008	65.9	37.7
June 13, 2008(2)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)	Third quarter of 2008	92.9	48.5
December 11, 2009(2)	Fourth quarter of 2009	173.7	99.8
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
April 19, 2011(3)	First quarter of 2011	43.4	26.7
July 22, 2011(3)	Second quarter of 2011	72.4	46.4
October 17, 2011(3)	Third quarter of 2011	65.1	35.1

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.

In 2011, we distributed and paid US$108.1 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2011. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated in April, July and October of 2011 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2011, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2007
Year-end	51.43	39.01
2008
Year-end	48.01	12.30
2009
Year-end	24.65	9.75
2010
First quarter	24.66	20.78
Second quarter	24.71	20.01
Third quarter	28.75	20.85
Fourth quarter	31.25	27.27
Year-end	31.25	20.01
2011
First quarter	35.27	29.14
Second quarter	34.38	29.94
Third quarter	31.23	21.40
Fourth quarter	29.19	22.97
Year-end	35.27	21.40
Month ended:
October 31, 2011	29.19	26.57
November 30, 2011	27.93	22.97
December 31, 2011	25.54	23.30
January 31, 2012	27.83	25.99
February 28, 2012	30.92	27.85
March 31, 2012	32.28	28.42

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2007:
Year-end	24.60	19.33
2008:
Year-end	21.00	7.85
2009:
Year-end	11.07	5.80
2010:
First quarter	10.85	9.45
Second quarter	10.67	9.28
Third quarter	12.15	9.21
Fourth quarter	12.84	11.20
Year-end	12.84	9.21
2011:
First quarter	14.30	11.90
Second quarter	13.13	11.75
Third quarter	12.05	8.54
Fourth quarter	12.49	10.53
Year-end	14.30	8.54
Month ended:
October 31, 2011	12.49	10.95
November 30, 2011	11.95	10.53
December 31, 2011	11.76	10.84
January 31, 2012	12.20	11.74
February 28, 2012	13.13	11.95
March 31, 2012	14.64	12.37

On March 31, 2012, we had 26,491 holders of common shares, including common shares in the form of ADSs. On March 31, 2012, an aggregate of 376,905,480 common shares, including common shares in the form of ADSs, were held by 154 record holders, including DTC in the United States.

On March 31, 2012, the closing sale price for our common shares on the São Paulo Stock Exchange was R$14.64, which is equivalent to US$26.84 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$31.98. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.3 trillion, equivalent to US$1.2 trillion at December 31, 2011. In comparison, the NYSE had a market capitalization of approximately US$11.2 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At March 31, 2012, we accounted for approximately 48.5% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2011, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 31.0% of the total market capitalization of all listed companies.

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

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share of controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (1) any transformation of the company into another corporate form, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (6) any changes to these voting rights, (d) have a Board of Directors composed of at least five members, of which 20% must be independent directors, with a term limited to two years, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the São Paulo Stock Exchange Arbitration Chamber for resolution of disputes between the company and its investors.

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

Description of Capital Stock

General

As of March 31, 2012, our capital stock consisted of a total of 724,040,044 outstanding common shares, without par value, including 16,425,000 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

In January 23, 2012, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of backing the second and third Purchase of Shares Option Program, to be launched in 2012 and 2013, respectively. We were authorized to buy back up to an aggregate of 1,065,000 common shares, representing approximately 0.15% of our outstanding capital, which totaled 740,465,044 common shares outstanding. No shares have been acquired by us under this program. The acquisition of the shares will be made on the São Paulo Stock Exchange, and may not be superior to 30% of the average daily volume of shares traded, and the common shares bought back will be kept in treasury, with no political or economic rights. The program will last for one year as of the date of approval.

Common Shares

Each common share entitles the holder thereof to one vote at our annual and special shareholders’ meetings. Pursuant to our bylaws and the São Paulo Stock Exchange listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo (official government publication of the State of São Paulo), and in a newspaper of general circulation in the city in which our principal place of business is located, currently the O Vale in São José dos Campos, at least 30 days prior to the meeting, and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Valor Econômico. The quorum to hold general meetings of our shareholders at first call is the presence of shareholders representing 35% of the common shares; at second call the meetings can be held with the presence of shareholders representing 25% of the common shares; and at third call the meeting can be held with the presence of any number of shareholders.

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

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and proportionally in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “Item 10D.—Preemptive Rights”;

•	the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

•	the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “Item 10D.—Redemption and Right of Withdrawal.”

Golden Share

The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “Item 10B.—Voting Rights of Shares—Golden Share.”

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

Our bylaws provide that, at any general meeting of our shareholders, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at such meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described above in “Item 10B.—Limitation on the Voting Rights of Certain Holders of Common Shares” above. Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be counted. If the total vote of non-Brazilian shareholders at any general meeting of our shareholders exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at such shareholders’ meeting.

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

For purposes of our bylaws, “non-Brazilian shareholders” are considered to be persons or legal entities, investment funds or clubs and any other entities not composed of Brazilian shareholders and that cannot evidence that they satisfy the requirements to be considered Brazilian shareholders.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

•	change of our name and corporate purpose;

•	modification and/or application of our logo;

•	creation and/or alteration of military programs (whether or not involving Brazil);

•	development of third party skills in technology for military programs;

•	discontinuance of the supply of spare parts and replacement parts for military aircraft;

•	transfer of our control;

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

Election of Board of Directors

The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining ten directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

Arbitration

Any disputes or controversies relating to the listing rules of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the São Paulo Stock Exchange Arbitration Chamber. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to a dispute or controversy deriving from the golden share.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2011, US$386.5 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

Issuance of US$500 million 6.375% Guaranteed Notes due 2020

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2011, US$503.7 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

See “Item 3D. Key Information—Risk Factors—Risks Relating our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.”

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

•

persons who own Embraer common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprising the Embraer common shares or ADSs and one or more other positions for tax purposes;

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2011 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2012 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, U.S. Holders who do not have sufficient foreign source income might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are extremely complex and subject to limitations. U.S. Holders are urged to consult their own independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

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

In addition, certain U.S. Holders are required to report to the IRS information relating to an interest in the shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the shares or ADSs. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of this information reporting requirement on their acquisition, ownership and disposition of the shares or ADSs.

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

Our short and long-term debt obligations totaled US$1,658.1 million at December 31, 2011 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,007.5 million), approximately US$919.7 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$621.0 million Brazilian real-denominated debt at December 31, 2011, US$93.8 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$1.1 million bears interest at a variable rate based on the CDI, and US$526.1 million bears interest at a fixed rate of 5.23% per annum. The TJLP was 6.00% per annum at December 31, 2011. Our Euro-denominated debt totaled US$29.6 million at fixed rate at December 31, 2011.

The table below provides information about our short-term debt obligations as of December 31, 2011 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2011	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt

U.S. dollars (fixed rate)	6.33	37.3	37.8
U.S. dollars (LIBOR indexed)	1.44	25.5	25.5
Euro (fixed rate)	0.76	6.5	6.5
Reais (fixed rate)	5.23	165.9	165.9
Reais (CDI indexed)	12.12	0.4	0.4
Reais (TJLP rate)	5.55	16.2	16.2
Total short-term debt		251.8	252.3

The table below provides information about our long-term debt obligations as of December 31, 2011 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2011	Total Amount Outstanding	2013	2014	2015	2016	2017 and thereafter	Total Fair Value
	(%)
Long-Term Debt

U.S. dollars (fixed rate)	6.33	882.4	1.8	0.7	0.5	0.3	879.1	956.9
U.S. dollars (LIBOR indexed)	1.44	62.3	1.8	1.8	1.9	1.9	54.9	62.3
Euro (fixed rate)	0.76	23.1	0.4	1.2	5.8	6.5	9.1	23.1
Reais (fixed rate)	5.23	360.2	256.1	24.0	24.0	24.0	32.1	360.2
Reais (CDI indexed)	12.12	0.7	0.3	0.3	0.1	—	—	0.7
Reais (TJLP indexed)	5.55	77.6	22.3	17.3	14.5	10.1	13.4	77.6

Total long-term debt		1,406.3	282.7	45.3	46.8	42.9	988.6	1,480.8

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$116.6 million of our fixed interest rate, U.S. dollar-denominated debt into floating rate-based, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2011, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2011	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt

U.S. dollars (fixed rate)	6.31	37.7	38.1
U.S. dollars (LIBOR indexed)	1.35	25.1	25.2
Euro (fixed rate)	0.76	6.5	6.5
Reais (fixed rate)	4.25	161.8	161.8
Reais (CDI indexed)	9.03	4.5	4.5
Reais (TJLP indexed)	5.55	16.2	16.2
Total short-term debt		251.8	252.3

The table below provides information about our long-term debt obligations as of December 31, 2011, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2011	Total Amount Outstanding	2013	2014	2015	2016	2017 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	6.31	887.9	2.2	1.1	0.9	0.8	882.9	962.6
U.S. dollars (LIBOR indexed)	1.35	56.8	1.5	1.5	1.5	1.5	50.8	56.8
Euro (fixed rate)	0.76	23.1	0.5	1.1	5.8	6.5	9.2	23.0
Reais (fixed rate)	4.25	253.6	149.3	24.0	24.0	24.0	32.3	253.5
Reais (CDI indexed)	9.03	107.3	106.9	0.3	0.1	—	—	107.3
Reais (TJLP indexed)	5.55	77.6	22.3	17.3	14.5	10.1	13.4	77.6
Total long-term debt		1,406.3	282.7	45.3	46.8	42.9	988.6	1,480.8

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

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2011, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2012	2013	2014	2015	2016	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	919.1	919.1	—	—	—		—	919.1
In Euro	20.2	20.2	—	—	—		—	20.2
In Other Currencies	81.5	81.5	—	—	—		—	81.5
Trade accounts receivable
In reais	55.0	55.0	—	—	—		—	55.0
In Euro	48.1	48.1	—	—	—		—	48.1
In Other Currencies	0.1	0.1	—	—	—		—	0.1
Deferred income tax assets
In reais	58.7	23.6	17.1	12.1	4.1	1.7	—	58.6
In Euro	10.5	10.5	—	—	—		—	10.5
In Other Currencies	2.5	2.5	—	—	—		—	2.5
Other assets
In reais	376.7	135.2	241.5	—	—		—	376.7
In Euro	24.0	22.7	1.3	—	—		—	24.0
In Other Currencies	0.1	0.1	—	—	—		—	0.1
Total Assets in reais	1,409.5	1,132.9	258.6	12.1	4.1	1.7	—	1,409.4
Total Assets in Euro	102.8	101.5	1.3	—	—		—	102.8
Total Assets in Other Currencies	85.5	85.1	0.1	—	—		—	85.2
LIABILITIES
Loans
In reais	620.9	182.5	278.5	41.6	38.7	34.1	45.5	620.9
In Euro	29.6	6.5	0.4	1.1	5.8	6.5	9.2	29.9
Accounts payable to suppliers
In reais	56.7	56.7	—	—	—	—	—	56.7
In Euro	65.7	65.7	—	—	—	—		65.7
In Other Currencies	0.7	0.7	—	—	—	—	—	0.7
Customer advances
In reais	147.3	147.3						147.3
Other accounts payable & accrued liabilities
In reais	208.2	187.9	20.3	—	—	—	—	208.2
In Euro	42.9	42.9	—	—	—	—	—	42.9
In Other Currencies	4.3	4.3	—	—	—	—	—	4.3
Taxes and payroll charges payable
In reais	465.5	187.6	135.8	96.1	32.3	13.8	—	465.6
In Euro	5.1	5.1	—	—	—		—	5.1
Accrued taxes on income
In reais	1.3	1.3	—	—	—	—	—	1.3
In Euro	8.5	8.5	—	—	—	—	—	8.5
In Other Currencies	1.4	1.4	—	—	—		—	1.4
Deferred income tax liabilities
In reais	8.7	3.5	2.5	1.8	0.6	0.3	—	8.7
In Euro	0.3	0.3	—	—	—	—	—	0.3
Contingencies
In reais	75.8	36.9	31.3	4.9	1.3	0.6	0.8	75.8
Total liabilities in reais	1,584.4	803.7	468.4	144.4	72.9	48.8	46.3	1,584.4
Total liabilities in Euro	152.1	129.0	0.4	1.1	5.8	6.5	9.2	152.4
Total liabilities in Other Currencies	6.4	6.4	—	—	—	—	—	5.7
Total exposure in reais	(174.9)	329.2	(209.8)	(132.3)	(68.8)	(47.1)	(46.3)	(175.1)
Total exposure in Euro	(49.2)	(27.5)	0.9	(1.1)	(5.8)	(6.5)	(9.2)	(49.6)
Total exposure in Other Currencies	78.7	78.6	0.1	—	—		—	79.5
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (Swap URTJLP X USD Fixed)
Notional amount	107.0	—	107.0	—	—	—	—	2.2
Average interest paid in US$	9%	—	—	—	—		—

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2012	2013	2014	2015	2016	Thereafter	Total Fair Value
	(in US$ millions)
Average interest paid in RS$	75.08 CDI %	—	—	—	—		—
Swap (fixed interest into variable interest – US$)
Notional amount	159.6	9.8	10.4	10.8	10.6	14.4	103.7	28.5
Average interest paid in US$	6%	—	—	—	—		—
Swap (fixed interest into variable interest – US$)
Notional amount	5.9	0.3	0.3	0.4	0.4	0.4	4.1	(0.7)
Average interest paid in US$	1.23%	—	—	—	—		—
Net exposure in assets/liabilities
In reais	(67.9)	329.2	(102.8)	(132.3)	(68.8)	(47.1)	(46.3)	(172.9)
In Euro	(49.2)	(27.5)	0.9	(1.1)	(5.8)	(6.5)	(9.2)	(49.6)
In Other Currencies	78.7	78.6	0.1	—	—		—	79.5

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

Depositary Payments for the Year December 31, 2011

In 2011, JPMorgan Chase Bank paid US$0.5 million in connection with investor relations related expenses of Embraer incurred in 2011 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial and investor relations officer, Paulo Penido Pinto Marques, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2011, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

Our Board of Directors has determined that Mr. Sergio Eraldo de Salles Pinto, an effective member of our statutory Audit and Risk Committee is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our Audit and Risk Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Audit and Risk Committee.”

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

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in US$ thousands)
Audit Fees	3,580	2,500	2,539
Audit-Related Fees	372	136	284
Tax Fees	11	—	8

All Other Fees	—	31	—

Total	3,963	2,667	2,831

Audit Fees

Audit fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for 2011, 2010 and 2009 in connection with (1) the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under IFRS and statutory audits of our subsidiaries and (2) the issuance of a comfort letter in connection with our 2009 offering of guaranteed notes due 2020.

Audit-Related Fees

Audit-related fees in 2011, 2010 and 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with (1) additional analysis of our compliance with provisions of the Sarbanes-Oxley Act and (2) the process of converting our method of reporting to IFRS.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by PricewaterhouseCoopers Auditores Independentes in 2011, 2010 and 2009.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2011, 2010 and 2009, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16.D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are in full compliance with the listing standards for audit committee pursuant to Exchange Act Rule 10A-3. For a further discussion of our Audit and Risk Committee and the audit committee exemption, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management—Committees.”

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

With the exception of Mr. Aprígio Eduardo de Moura Azevedo (the representative of the Brazilian federal government, through the government’s ownership of the “golden share”), Messrs. Satoshi Yokota and Claudemir Marques de Almeida (both representatives of our employees), all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Regulations. While our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Regulations, our Board of Directors has not determined whether our directors are considered independent under the NYSE test for director independence.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two to be appointed by our employees. The remaining ten directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

Embraer’s statutory “Audit and Risk Committee” complies with SOX requirements in terms of membership, as all of its members are directors. However, it does not fully comply with the functions of a typical U.S. audit committee, due to certain restrictions imposed by the Brazilian Corporate Law. For example, the committees of the board of directors may not make decisions in lieu of a vote of the full board of directors and may only make a recommendation for a decision required to be adopted by the full board, which is responsible for the ultimate vote and final decision. Our audit and risk committee complies with Brazilian legal requirements and all of its members are independent, as defined by Brazilian law.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on January 10, 2012, incorporated herein by reference from Form 6-K furnished on January 12, 2012. (English translation).

2.1	Form of Amended and Restated Deposit Agreement among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	Form of Indenture, dated October 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.4	Form of First Supplemental Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.5	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

Date: April 13, 2012	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: April 13, 2012	By:	/s/ PAULO PENIDO PINTO MARQUES
	Name:	Paulo Penido Pinto Marques
	Title:	Executive Vice - President and Chief Financial and Investor Relations Officer

Embraer S.A.

Consolidated Financial Statements

at December 31, 2011

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Embraer S.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” under Item 15 of the Company’s Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

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

São José dos Campos - Brazil
April 13, 2012

/s/ PricewaterhouseCoopers
Auditores Independentes

Embraer S.A.

Consolidated Balance Sheet

In millions of US dollars

	Note	12.31.2011	12.31.2010
ASSETS

CURRENT
Cash and cash equivalents	6	1,350.2	1,393.1
Financial assets	7	753.6	733.5
Trade accounts receivable, net	8	505.8	348.6
Derivative financial instruments	39	8.2	6.8
Customer and commercial financing	9	12.0	20.4
Collateralized accounts receivable	10	14.9	11.6
Inventories	11	2,283.4	2,193.4
Other assets	12	241.3	275.4

		5,169.4	4,982.8

NON-CURRENT
Trade accounts receivable	8	0.2	0.7
Financial assets	7	54.7	52.1
Customer and commercial financing	9	90.2	50.1
Collateralized accounts receivable	10	472.7	526.6
Inventories	11	4.2	4.9
Guarantee deposits	13	471.4	464.8
Deferred income tax	36	65.9	139.1
Derivative financial instruments	39	22.7	15.5
Other assets	12	245.4	237.1
Investments	14	2.8	—
Property, plant and equipment	16	1,450.4	1,201.0
Intangible assets	17	808.3	716.3

		3,688.9	3,408.2

TOTAL ASSETS		8,858.3	8,391.0

Embraer S.A.

Consolidated Balance Sheet

In millions of US dollars

	Note	12.31.2011	12.31.2010
LIABILITIES

CURRENT
Trade accounts payable	20	829.9	750.2
Loans and financing	19	251.8	72.6
Non-recourse and recourse debt	10	312.8	111.8
Other payables	21	81.2	84.4
Contribution from suppliers	22	0.9	0.9
Advances from customers	23	856.1	779.4
Taxes and payroll charges payable	24	89.2	79.5
Income tax and social contribution	24	11.2	10.0
Derivative financial instruments	39	1.0	0.8
Provisions for contingencies	26	5.3	7.5
Dividends	28	0.1	49.4
Unearned income		131.1	132.6
Other provisions	25	271.1	309.6

		2,841.7	2,388.7

NON-CURRENT
Loans and financing	19	1,406.3	1,362.2
Non-recourse and recourse debt	10	149.8	358.5
Other payables	21	14.0	27.6
Contribution from suppliers	22	1.0	16.8
Advances from customers	23	214.0	212.2
Derivative financial instruments	39	0.2	1.4
Taxes and payroll charges payable	24	386.8	453.3
Deferred income tax and social contribution	36	23.0	11.4
Financial guarantee and residual value	38	494.9	219.5
Provisions for contingencies	26	57.4	69.3
Unearned income		84.0	88.9
Other provisions	25	67.4	49.7

		2,898.8	2,870.8

TOTAL LIABILITIES		5,740.5	5,259.5

SHAREHOLDERS’ EQUITY	28
Capital		1,438.0	1,438.0
Treasury shares		(183.7)	(183.7)
Revenue reserves		1,740.7	1,759.8
Share-based remuneration		9.7	3.4
Accumulated other comprehensive		2.6	10.9

		3,007.3	3,028.4

Noncontrolling interest		110.5	103.1

TOTAL SHAREHOLDERS’ EQUITY		3,117.8	3,131.5

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		8,858.3	8,391.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income

Years Ended

In millions of US dollars, except earnings per share

	Note	12.31.2011	12.31.2010	12.31.2009
Revenue		5,803.0	5,364.1	5,497.8
Cost of sales and services		(4,495.9)	(4,338.1)	(4,428.4)

Gross Profit		1,307.1	1,026.0	1,069.4

Operating Income ( Expense )
Administrative		(262.5)	(197.5)	(191.3)
Selling		(419.3)	(374.1)	(304.6)
Research		(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	32	(221.5)	9.4	(138.5)
Equity		(0.3)	—	—

Operating profit before financial income (expense)		318.2	391.7	379.4
Financial income (expense), net	34	(90.7)	17.5	10.2
Foreign exchange gain (loss), net	35	20.0	(1.1)	(68.8)

Profit before taxes on income		247.5	408.1	320.8
Income tax (expense) income	36	(127.1)	(62.7)	158.1

Net income		120.4	345.4	478.9

Atributable to :
Owners of Embraer		111.6	330.2	465.2
Noncontrolling interest		8.8	15.2	13.7

Weighted average number of shares (in thousands)
Basic		723.667	723.665	723.665
Diluted		724.847	724.019	723.665

Earnings per share basic in US$	30	0.1542	0.4563	0.6428
Earnings per share diluted in US$		0.1540	0.4562	0.6428

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income

Years Ended

In millions of US dollars

	12.31.2011	12.31.2010	12.31.2009
Net income	120.4	345.4	478.9
Other comprehensive income (expense)	(8.8)	(8.3)	4.8
Actuarial loss on post employment benefit obligations	—	(0.3)	—
Financial instruments available for sale	(0.9)	—	—

Other comprehensive income (loss), net of tax effects (i)	(9.7)	(8.6)	4.8

Total of comprehensive income	110.7	336.8	483.7

Attributable to:
Owners of Embraer	103.3	324.0	468.6
Noncontrolling interest	7.4	12.8	15.1

	110.7	336.8	483.7

(i)	the presented amounts are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

In millions of US dollars

	Attributable to owners of Embraer
				Revenue reserves					Accumulated other comprehensive (loss) income
	Capital	Treasury Shares	Share-based remuneration	Investment Subsidy	Statutory Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Actuarial gain on post employment benefit obligations	Cumulative translation adjustment	Other comprehensive income	Total	Noncontrolling interest	Total Shareholders’ Equity
At January 1, 2009	1,438.0	(183.7)	—	10.4	80.5	—	1,196.9	(100.2)	1.0	12.7	—	2,455.6	70.0	2,525.6
Net income for the year	—	—	—	—	—	—	—	465.2	—	—	—	465.2	13.7	478.9
Cumulative translation adjustments - subisidiaries	—	—	—	—	—	—	—	—	—	3.4	—	3.4	1.4	4.8

Total comprehensive income	—	—	—	—	—	—	—	465.2	—	3.4	—	468.6	15.1	483.7
Allocation of profits:
Investment in subsidy	—	—	—	7.0	—	—	—	(7.0)	—	—	—	—	—	—
Noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	5.2	5.2
Legal reserve	—	—	—	—	29.7	—	—	(29.7)	—	—	—	—	—	—
Dividends(R$ 0,076 per share)	—	—	—	—	—	—	—	(31.7)	—	—	—	(31.7)	—	(31.7)
Interest on own capital (R$ 0.24 per share)	—	—	—	—	—	—	—	(99.8)	—	—	—	(99.8)	—	(99.8)
Reserve for investments and working capital	—	—	—	—	—	—	282.9	(282.9)	—	—	—	—	—	—

At December 31, 2009	1,438.0	(183.7)	—	17.4	110.2	—	1,479.8	(86.1)	1.0	16.1	—	2,792.7	90.3	2,883.0

Net income for the year	—	—	—	—	—	—	—	330.2	—	—	—	330.2	15.2	345.4
Cumulative translation adjustments - subisidiaries	—	—	—	—	—	—	—	—	—	(5.9)	—	(5.9)	(2.4)	(8.3)
Other comprehensive income	—	—	—	—	—	—	—	—	(0.3)	—	—	(0.3)	—	(0.3)

Total comprehensive income	—	—	—	—	—	—	—	330.2	(0.3)	(5.9)	—	324.0	12.8	336.8
Share-based remuneration	—	—	3.4	—	—	—	—	—	—	—	—	3.4	—	3.4
Allocation of profits:
Investment subsidy	—	—	—	8.7	—	—	—	(8.7)	—	—	—	—	—	—
Legal reserve	—	—	—	—	17.2	—	—	(17.2)	—	—	—	—	—	—
Interest on own capital (R$ 0.28 per share)	—	—	—	—	—	27.2	—	(118.9)	—	—	—	(91.7)	—	(91.7)
Reserve for investments and working capital (practice adjustment)	—	—	—	—	—	—	(86.1)	86.1	—	—	—	—	—	—
Reserve for investments and working capital (net income for the year)	—	—	—	—	—	—	185.4	(185.4)	—	—	—	—	—	—

At December 31, 2010	1,438.0	(183.7)	3.4	26.1	127.4	27.2	1,579.1	—	0.7	10.2	—	3,028.4	103.1	3,131.5

Net income for the year	—	—	—	—	—	—	—	111.6	—	—	—	111.6	8.8	120.4
Cumulative translation adjustments - subisidiaries	—	—	—	—	—	—	—	—	—	(7.4)	—	(7.4)	(1.4)	(8.8)
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	—	(0.9)

Total comprehensive income	—	—	—	—	—	—	—	111.6	—	(7.4)	(0.9)	103.3	7.4	110.7
Share-based remuneration	—	—	9.7	—	—	—	—	—	—	—	—	9.7	—	9.7
Stock options grants exercised
Allocation of profits:
Investment subsidy	—	—	—	6.5	—	—	—	(6.5)	—	—	—	—	—	—
Legal reserve	—	—	—	—	4.2	—	—	(4.2)	—	—	—	—	—	—
Interest on own capital (R$ 0.25 per share)	—	—	—	—	—	(27.2)	—	(106.9)	—	—	—	(134.1)	—	(134.1)
Reserve for investments and working capital	—	—	—	—	—	—	(6.0)	6.0	—	—	—	—	—	—

At December 31, 2011	1,438.0	(183.7)	13.1	32.6	131.6	—	1,573.1	—	0.7	2.8	(0.9)	3,007.3	110.5	3,117.8

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Cash Flow

Years Ended

In millions of US dollars

	Note	12.31.2011	12.31.2010	12.31.2009
Operating activities
Net income		120.4	345.4	478.9
Items not affecting cash and cash equivalents
Depreciation	16	109.3	103.0	115.2
Amortization	17	129.5	116.2	114.1
Allowance (reversal) for inventory obsolescence		(12.8)	(5.6)	29.4
Provision for market value		5.3	62.3	6.1
Deferred income tax and social contribution	36	85.0	28.7	(186.9)
Accrued interest		1.7	(10.2)	21.9
Equity in the earnings of associates		0.3	—	—
Stock option		9.7	3.4	—
Foreign exchange gain (loss), net	35	(13.0)	7.5	82.2
Residual value guarantee	38	34.4	2.7	(1.1)
Other		(5.9)	10.9	15.9
Changes in assets and liabilities:
Financial assets		(124.3)	220.0	(458.7)
Collateralized accounts receivable and accounts receivable		(126.3)	(1.7)	73.1
Customer and commercial financing		(31.8)	(17.7)	69.0
Inventories		(97.9)	118.5	473.9
Other assets		(8.8)	(45.9)	47.0
Trade accounts payable		83.8	153.3	(487.8)
Non-recourse and recourse debt		(7.7)	(37.3)	3.0
Other payables		(8.3)	(42.9)	29.7
Contribution from suppliers		40.2	18.5	90.2
Advances from customers		85.7	(186.2)	(468.8)
Taxes and payroll charges payable		(1.2)	7.5	(7.4)
Financial guarantees		241.0	(40.3)	(15.5)
Other provisions and provisions for contingencies		(21.8)	44.3	(58.5)
Unearned income		(6.3)	19.4	38.7

Net cash generated by operating activities		480.2	873.8	3.6

Investing activities
Proceeds from sale of property, plant and equipment		0.3	29.3	28.6
Additions to property, plant and equipment	16	(334.3)	(149.6)	(184.7)
Additions to intangible assets	17	(217.4)	(178.7)	(219.4)
Investments in associates		(3.0)	—	—
Business acquisitions, net of cash acquired	41	(51.4)	—	—
Investments in held to maturity securities		3.8	10.7	—
Restricted cash reserved for construction of assets		—	—	(2.5)

Net cash (used in) investing activities		(602.0)	(288.3)	(378.0)

Financing activities
Repayment of borrowings		(2,082.7)	(1,583.4)	(1,498.5)
Proceeds from borrowings		2,362.5	942.8	1,474.6
Dividends and interest on own capital		(183.4)	(161.6)	—

Net cash generated by (used in) financing activities		96.4	(802.2)	(23.9)

Effects of exchange rate changes on cash		(17.5)	17.4	169.9

(Decrease) in cash and cash equivalents		(42.9)	(199.3)	(228.4)
Cash and cash equivalents at the beginning of the year		1,393.1	1,592.4	1,820.7

Cash and cash equivalents at the end of the year		1,350.2	1,393.1	1,592.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Company” or “Embraer”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

•

The development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

•

The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, keeping the highest technological and quality standards;

•	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

•	Contribution to the formation of technical professionals necessary to the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). The Company also has American Depositary Shares (evidenced by American Depositary Receipts-ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital comprises only common shares.

The Company has consolidated wholly-owned and jointly controlled entities and/or commercial representation offices which are located in Brazil, the United States of America (“United States”), France, Spain, Portugal, China and Singapore. Their activities comprise sales, marketing, and after sales and maintenance services.

The presented Financial Statements were approved by the Board of Directors of the Company on March 15, 2012.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation of the financial statements

Basis of preparation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) which comprise (i) IFRS, (ii) the International Accounting Standard (“IAS”), and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor the Standing Interpretations Committee (“SIC”). For the purposes of these consolidated financial statements presented in accordance with IFRS there are no differences in relation to the current accounting practices adopted in Brazil (“Brazilian GAAP”) for the periods presented.

These consolidated financial statements were prepared under the historical cost convention and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management of the Company (“Management”) to exercise its judgment in the process of applying the Company’s accounting policies. The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the consolidated financial statements are disclosed in Note 3. The actual results may differ from these estimates and assumptions.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2	Summary of significant accounting policies

(a)	Consolidation

The consolidated financial statements include the accounts of (i) the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has a majority of the capital of the subsidiary or has the power to direct the subsidiary’s financial and operating policies (ii) special purpose entities (“SPEs”) for which the Company has control, (iii) exclusive investment funds and (iv) joint venture, as follows:

ELEB - Equipamentos Ltda. - “ELEB” - a wholly-owned subsidiary located in São José dos Campos, which produces and sells precision hydraulic and mechanical equipment for the aviation industry, mainly for Embraer aircraft.

Embraer Aircraft Holding Inc. - “EAH” - a wholly-owned subsidiary, located in Fort Lauderdale, United States, responsible for corporate and institutional activities. It has the following subsidiaries also located in the United States:

•	Embraer Aircraft Customer Services, Inc. - “EACS” - located in Florida, sells spare parts and product support to customers in the United States, Canada and the Caribbean.

•	Embraer Aircraft Maintenance Services Inc. - “EAMS” - located in Delaware, provides maintenance services for aircraft and components.

•

Embraer Training Services - “ETS” - located in Dallas, United States, is responsible for corporate and institutional activities and has a 51% subsidiary, Embraer CAE Training Services - “ECTS”, also located in Delaware, which provides training for pilots, mechanics and crew.

•	Embraer Executive Jet Services, LLC - “EEJS” - located in Delaware, provides after sales support services and maintenance services for executive aircraft.

•	Embraer Services Inc. - “ESI” - located in Delaware, provides support in the United States for the defense and commercial market programs.

•	Embraer Executive Aircraft, Inc. - “EEA” - located in Delaware, has its operational base in Melbourne, Florida, United States where it provides final assembly and delivery of the Phenom executive jet.

Embraer Australia PTY Ltd. - “EAL” - a wholly-owned subsidiary - located in Melbourne, Australia, provided after-sales support services to customers in the Australasian and Asian regions. The company is currently inactive.

Embraer Aviation Europe SAS - “EAE” - a wholly-owned subsidiary - located in Villepinte, France, is responsible for corporate and institutional activities and has the following subsidiaries:

•	Embraer Aviation International SAS - “EAI” - located in Villepinte - sells parts and provides after sales support services in Europe, Africa and the Middle East.

•	Embraer Europe SARL - “EES” - located in Villepinte - provides sales representation for the Company in Europe, Africa and the Middle East.

Embraer Credit Ltd. - “ECL” - a wholly-owned subsidiary - located in Delaware, provides support for sales operations.

Embraer GPX Ltda - “GPX” - a subsidiary with 99,9% of its capital is held by Embraer, located in Gavião Peixoto, State of São Paulo, provides specialized aircraft maintenance services.

Embraer Overseas Limited - “EOS” - a wholly-owned subsidiary - located in the Cayman Islands, B.W.I., with the sole objective of carrying out financial transactions, including rising and investing funds, and provides intercompany loans for Embraer companies.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Embraer Representation LLC - “ERL” - a wholly-owned subsidiary - located in Delaware - provides commercial and institutional representation for the Company.

Embraer Spain Holding Co. SL - “ESH” - a wholly-owned subsidiary - located in Spain - coordinates investments in subsidiaries abroad, including those focused on activities that support the sale of aircraft and management of assets derived from these operations. ESH’s operations are carried out by the following subsidiaries:

•	ECC Investment Switzerland AG, located in Switzerland, holds 100% of the capital of the following:

•

ECC Insurance & Financial Co. Ltd. - “ECC Insurance” - located in the Cayman Islands, is an in-house insurance company providing cover for the financial guarantees offered to customers and/or financing agents involved in structuring the sales of Embraer aircraft.

•

Embraer Finance Ltd. - “EFL” - located in the Cayman Islands, assists customers in obtaining third-party financing, as well as providing support for some of the Company’s purchase and sale transactions.

•	Harbin Embraer Aircraft Industry Company Ltd. - “HEAI” - located in Harbin, in China, manufactures aircraft in order to meet the air transportation market demand in China.

•

Embraer Cataluña Co. SL - “CAT” - a wholly-owned subsidiary, located in Spain, coordinates investments in subsidiaries abroad, including those focused on activities that support the sale of aircraft and management of assets derived from these operations. CAT’s operations are carried out by the following subsidiaries:

•

Airholding SGPS, S.A. - a subsidiary with 70% of its capital held by CAT, located in Portugal. Its main activity is its 65% participation in the voting capital of OGMA - Indústria Aeronáutica de Portugal S.A., a Portuguese aviation maintenance and production company. The remaining 35% of the voting capital is held by Empresa Portuguesa de Defesa - EMPORDEF.

•	ECC Leasing Co. Ltd. – “ECC Leasing” - located in Dublin, Ireland, leases and sells used aircraft.

•	EMBRAER CAE Training Services Ltd. - “ECUK” - located in Burges Hill, United Kingdom, provides training for pilots, mechanics and crew. CAT holds 51% of its capital.

•	EMBRAER Portugal - SGPS S.A. - a wholly-owned subsidiary located in Evora, Portugal, coordinates investments and economic activities in its subsidiaries in Portugal.

•

EMBRAER-Portugal Estruturas Metalicas S.A - located in Évora, Portugal, manufactures, assembles, maintains and sells parts, components and metal sets and carries out other technological, industrial, commercial and service activities related to the metal products industry.

•

Embraer-Portugal Estruturas em Compositos S.A. - located in Évora, Portugal manufactures, assembles and sells structures based on parts and sets in composite materials and carries out other technological, industrial, commercial and service activities related to the composite, non-metal products manufacturing industry.

•	Embraer (China) Aircraft Technical Services Co., Ltd – “ECA”, based in Beijing, China, provides after-sales support services, maintenance services and to sells parts to customers in the China.

ECC do Brasil Cia. de Seguros - “ECC” - a wholly-owned subsidiary, located in Rio de Janeiro, Brazil, registered in the Private Insurance Agency - SUSEP. Its objective is to deal solely with export credit insurance. In 2007, Embraer’s Board of Directors approved the proposal to sell all of its shares in ECC, and in 2009, Embraer signed a contract to this effect, subject to approval by the Private Insurance Agency – SUSEP, which has not yet been granted. On April, 2011, SUSEP denied the transfer request due

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

to the fact that certain requirements were not fulfilled by the purchaser. SUSEP advised the purchaser to request a previous approval through administrative proceedings after fulfilling all requirements. The proceedings are ongoing.

Indústria Aeronáutica Neiva Ltda. - “Neiva” - a wholly-owned subsidiary located in Botucatu, State of Sao Paulo, Brazil, sells agricultural aircraft and related parts and components.

Embraer Defesa e Segurança Participações S.A. – a wholly-owned subsidiary, incorporated in 2011 and located in São José dos Campos, coordinates the investments in the Defense and Security segment and holds interests in the following companies:

•

Orbisat Indústria e Aerolevantamento S.A. – 90% of its capital is held by Embraer Defesa e Segurança Participações S.A., located in São José dos Campos, develops technology for remote sensing and builds air, sea and land surveillance radars.

•

Atech Negócios em Tecnologia S.A. – a joint venture, located in São Paulo, develops strategic solutions for command, control, communications, computers and intelligence and provides specialized consulting service and technical and logistics support in all of the following phases of a project: conceptualization, specification, development, integration, implementation management, installation, testing, maintenance and training.

•

Harpia Sistemas S.A. “Harpia” - located in Brasilia, Distrito Federal, Brazil, established on September 5, 2011 through a partnership between Embraer Defesa e Segurança Participações S.A. and AEL Sistemas (a subsidiary of Elbit Systems Ltd. of Israel) each owning 51% and 49% respectively. Its main activity is the development, construction, sale, maintenance, modernization and after-sales services of unmanned aerial vehicles (“UAV’s”). Harpia Sistemas S.A will also focus on marketing, development, systems integration, manufacturing, sales and after-sales support of simulators and modernization of avionics systems. As of December 31, 2011, this company was under the process of registration by the Brazilian authorities.

Embraer Netherlands B.V. – “ENL” – a wholly-owned subsidiary incorporated in 2011, located in Holland, has as its main objective the coordination of the investments in the subsidiaries abroad. It wholly owns Embraer Asia Pacific PTE. Ltd.-“EAP” which was transferred from Embraer S.A. to Embraer Netherlands on September 26, 2011.

•	Embraer Asia Pacific PTE. Ltd. - “EAP” - a wholly-owned subsidiary, located in Singapore, created in 2006 with the objective of providing after-sales support services in Asia.

Special Purpose Companies - “SPEs” - the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, the Company controls all operations of the SPEs or takes a majority share of their risks and rewards, and the SPEs are therefore consolidated in the financial statements of the parent company. The consolidated SPEs, in which the Company has no control, are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control or continuous involvement were not consolidated, based on technical analyses made by Management.

Exclusive Investment Funds - in connection with its business strategies, the Company has investments in exclusive funds, which are consolidated in the financial statements. The balances of marketable securities and investments maintained through these Funds are recorded in the Cash and cash equivalents or Financial assets accounts, taking into consideration the original maturities of the securities and the fund investment strategies, which anticipate the negotiation of these securities in periods that reflect the immediate liquidity of the amounts (Note 6 and 7).

All intercompany accounts and transactions arising from consolidated entities have been eliminated.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(i)	Investments in associates

Investments in associates are not consolidated in the financial statements and are accounted for using the equity method. As of December 31, 2011 it was mainly represented by Aero Seating Technologies LLC - “AST”, located in San Gabriel, United States, an associate of EAH which owns 36.7% of its share capital and mainly produces and maintains aircraft seats.

(ii)	Interest in other entities

Interest in other entities is not consolidated in the financial statements and as of December 31, 2011 these are represented by AEL Systems SA - “AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. Its main activities are research, development, manufacture and sales of electronic components, electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore the investment is classified as a non current financial asset, measured at fair value and the changes in valuation are recognized in Comprehensive income in shareholders’ equity.

(b)	Subsidiaries

Subsidiaries are all entities (including SPEs) whose financial and operating policies can be directed by the Company and in which it normally holds more than half the voting shares. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Transactions with noncontrolling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to noncontrolling interests are also recorded in equity.

The acquisition method is used to account for purchase of new subsidiaries. The cost of an acquisition is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the acquisition date. The acquisition-related costs are recognized as expenses in the period in which the costs are incurred and the services received. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any noncontrolling interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

(c)	Joint venture

The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements.

The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(d)	Functional and presentation currency

After analyzing Embraer’s operations and businesses, particularly in relation to the factors involved in determining its functional currency, Management concluded that the Parent company’s functional currency is the US dollar (“US$” or “dollar”). This conclusion was based on an analysis of the following indicators:

•	Currency that most influences sales prices of goods and services;

•	Currency of the country whose competitive forces and regulations most determine the sales price of its goods and services;

•	Currency that most influences labor, materials and other costs of providing goods or services;

•	Currency in which the funds for financial operations are largely obtained; and

•	Currency in which revenue from operations is usually accumulated.

(e)	Transactions in foreign currencies

Transactions in currencies other than the functional currency are translated to the functional currency, using the exchange rates in effect on the date of the transactions or measurement, on which the items are re-measured. Foreign exchange gains and losses resulting from translation using the closing rate at the end of the year, relating to monetary assets and liabilities in foreign currencies, are recognized in the statement of income.

Foreign exchange gains and losses relating to monetary assets and liabilities are presented in the statement of income as Foreign exchange gain (loss), net.

(f)	Translation of subsidiary’s financial statements

For subsidiaries whose functional currency is a currency other than the US dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the balance sheet, and income and expense items are translated using average exchange rates. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as Cumulative Translation Adjustment.

(g)	Financial Instruments

Financial Assets

Financial instrument assets are Financial assets acquired by the Company, principally for the purpose of selling in the short-term. Usually, this classification includes securities with original maturities over 90 days from the date of application.

The Company classifies its Financial assets among the following categories: (i) measured at fair value through profit or loss, including assets held for trading (ii) available for sale, (iii) held to maturity (iv) loans and receivables and (v) hedge accounting. The classification depends on the purpose for which the financial assets were acquired. Management decides on the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company commits to purchase or sell the asset.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred. Derecognition occurs if the Company has transferred substantially all risks and rewards of the asset ownership.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Classification and measurement

(i)	Financial Assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are those held for active and frequent trading. The assets in this category are classified as current assets. Gains and losses resulting from differences in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in financial income in the period in which they occur. In this case, the differences are recorded under the same heading as the income affected by the transaction.

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

(ii)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments classified in this category or that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value. The interest on securities available for sale, calculated by the effective interest rate method, is recorded in the statement of income as financial income. The portion corresponding to the change in fair value is posted directly to shareholders’ equity, in the Other comprehensive income, and realized through profit or loss on settlement when the loss is considered permanent (impairment).

(iii)	Investments held to maturity

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured at amortized cost.

The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above their recovery value. When applicable, a provision for devaluation is recognized.

(iv)	Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are classified as current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

The Company’s loans and receivables comprise loans to associates, trade accounts receivable, customer financing and other accounts receivable.

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. When applicable, a loss allowance is recorded.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(h)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank deposits and highly liquid short-term investments, usually maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. This classification includes repurchase agreements and Bank Deposit Certificates - CDBs with a daily liquidity index in the Clearing House for the Custody and Financial Settlement of Securities - CETIP.

(i)	Financial assets

Financial instrument assets are financial assets acquired by the Company, principally for the purpose of selling or repurchasing in the short-term. Usually, this classification includes securities with original maturities over 90 days from the date of application.

(j)	Derivatives and hedge operations

Derivatives are initially recognized at fair value on the date on which a derivatives contract is signed and are, subsequently, re-measured at fair value. The differences in fair value are recorded in the statement of income as Foreign Exchange Gains (Losses), Net, except when the derivative is designated as a hedge instrument.

The Company holds instruments for fair value and cash flow accounting hedges:

(i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The Company only applies fair value hedge accounting to hedge fixed interest risk on borrowings. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the statement of income within Financial income (expense).

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(ii)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in Other comprehensive income. The gain or loss related to the ineffective portion is recognized immediately in the statement of income as Financial income (expense).

Amounts accumulated in equity are reclassified to the statement of income in the periods when the hedged item affects profit or loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is reclassified to profit or loss when the forecast transaction is ultimately in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within Financial income (expense).

(k)	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using the percentage-of-completion method, net of the respective customer advances. They are subsequently recorded at amortized cost using the effective interest rate method, less provision for doubtful accounts.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

A provision for doubtful accounts of trade receivable is recorded when there is objective evidence that the Company will not be able to recover all the amounts owed by its customers. Significant financial difficulties of the debtor, probability of the debtor filing for bankruptcy or reorganization proceedings and failure to pay or default (overdue 180 days or more) are considered indicators that the trade receivables are impaired. The amount of the provision is the difference between the book value and the recoverable value. The book value of the asset is reduced by the amount of the provision, and the amount of the loss is recorded in the statement of income as Selling expenses. When a trade receivable is deemed totally unrecoverable, it is written off against a provision for trade receivables. Subsequent recovery of amounts previously written off is registered in the statements of income, as Selling expenses.

The present value calculation, where applicable, is made on the date of the transaction based on an interest rate that reflects the timing and market conditions at the time. The Company does not record the adjustment to present value because they do not have a material effect on the financial statements.

(l)	Customer and commercial financing

These relate to financing granted on the sale of certain aircraft and are measured at the amortized cost, by the effective interest rate method.

The Company assesses at the end of each reporting period whether there is objective evidence that the assets are recorded at an amount higher than their recoverable value (impairment). When applicable, a provision is recorded to reduce the value of this asset.

(m)	Collateralized accounts receivable and recourse and non-recourse debt

Certain Company sales are made under structured financing arrangements whereby an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the end of the structured sales financing period, and transfers the purchased aircraft to the final customer. A financial institution finances the purchase of the aircraft by a SPE and bears part of the credit risk; the Company offers financial guarantees and/or residual value guarantees in favor of the institution.

The Company classifies the risks of this transaction as non-recourse when the financing institution bears the risk and as recourse when the Company bears the risk (Note 10).

(n)	Inventories

Inventories, including replacement parts and used aircraft, are stated at the lower of weighted average purchase or production cost or net realizable value. The cost is calculated using the weighted average cost.

Inventories of work in process and finished goods comprise raw materials, direct labor, and general production costs and, when applicable, are reduced to net realizable value after deduction for costs, taxes and selling expenses.

The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on Management’s estimate of net realizable values. Allowances are utilized if inventories are sold or written-off. Inventories in transit are stated at accumulated cost of each item.

(o)	Investments

Investments in associates are recorded and valued in the Consolidated financial statements on the equity method of accounting. The Company’s participation in the results of associates is recorded in the income statement of the period as operating income (expense). In the case of exchange variations on foreign investments in a different functional currency used by the Company, variations in the value of the investment caused solely by exchange variations are recorded in Cumulative translation adjustments, in shareholders’ equity and only transferred to income of the period at the time the investment is sold or written off as a loss.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

For purposes of calculating the equity adjustment, unrealized transactions between the Company and its investees are fully eliminated, as also for transactions between the subsidiaries. Unrealized losses are not eliminated since they are an indication of asset impairment.

When necessary, the accounting practices of the investees are adjusted to bring them in line with Company’s practices.

The investment in associates includes goodwill identified on acquisition.

(p)	Property, plant and equipment

Property, plant and equipment are recorded at purchase, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated on the straight-line method (except spare parts held in the Exchange Pool Program) based on their estimated useful lives. (Note 16) This considers the time over which the asset will provide a financial return for the Company, and is reviewed annually. Land is not depreciated.

The Company estimates the residual value for certain aircraft and spare parts included in the Exchange Pool Program. Other items of property, plant and equipment do not have residual value attributed by the Company since, due to the characteristics and use of these assets, it is unusual to dispose of large quantities of these assets and, when this occurs, they are realized at insignificant values.

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

The items comprising property, plant and equipment are summarized below:

•	Land - mainly comprises areas on which the industrial, engineering and administrative buildings are located.

•	Buildings and land improvements - buildings are mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

•	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

•	Machinery and equipment - comprise the machinery and other equipment directly or indirectly used in the manufacturing process.

•	Furniture and fixtures - comprise furniture and fixtures used in the production, engineering and administrative departments.

•	Vehicles - comprise mainly industrial vehicles and automobiles.

•	Aircraft - comprise mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•	Computers and peripherals - comprise technology equipment used mainly in the production process, engineering and administration.

•	Property, plant and equipment in progress - comprise construction works to expand the manufacturing plants and aircraft maintenance centers.

•

Spare parts pool - comprises a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program. This program allows these customers to exchange a damaged component for one in working condition, as defined in the contract. These items are depreciated based on estimated useful lives of seven to ten years and an average residual value of 35%, which the Company believes to be the approximate utilization time and realizable amount, respectively.

(q)	Intangible assets

(i)	Research and development

Research costs are recorded as expense when they are incurred. Cost on project development, mainly product development, including drawings, engineering designs and construction of prototypes, are recorded as intangible assets when it is probable that the projects will generate future benefits, taking into account their commercial and technological feasibility, availability of technological and financial resources and only if the cost can be reliably measured. Development costs that do not meet these criteria are recorded in the statements of income as research expenses, as they occur.

Capitalized development costs begin to be amortized when the related asset is available for use (aircraft available for delivery), based on the number of estimated aircraft sales for each project, and the amortized amounts are appropriated to production cost.

These estimates are reviewed on an annual basis or as required. In the case of inactive projects or those that are unlikely to be completed, the deferred costs are written off or reduced to the recoverable amount.

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

(iii)	Intangible assets acquired in business combinations

Identified intangible assets acquired under business combinations are recognized as fair value at the acquisition date.

•

Goodwill - recorded in the consolidated financial statements as an intangible asset is not subject to amortization, but each quarter, possible impairment is tested. If it is identified that goodwill will not be recovered in its entirety, an impairment charge is recorded in the statement of income. Recognized impairment losses on goodwill are not reversed.

•

Trademarks - acquired in business combinations are recognized at fair value at acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•

Product development - from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

•

Non-compete agreements - from business combinations as agreed with the sellers for a contractual period. These contracts are recorded at fair value at the acquisition date as an intangible asset and amortized over the term of the contract.

•

Firm orders - acquired in business combinations represent orders or production orders awaiting execution, are recorded at fair value and amortized over the period of delivery specified in the contracts.

(r)	Impairment

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

For intangible assets arising in the product development processes, the impairment tests are carried out irrespective of evidence of loss.

(s)	Others current and non-current assets

Other current and non-current assets are stated at cost or realizable value including, when applicable accrued income.

(t)	Loans and financing

Loans and financing are recognized initially at fair value. Loans and financing are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the contract using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the transaction costs are capitalized as a pre-payment for credit line availability services and amortized over the period of the facility to which it relates.

Loans and financing are registered as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability until at least 12 months after the date of the balance sheet, at least.

(u)	Leases

The classification of a lease depends on whether an agreement is or contains a lease, is based on the essence of the agreement and includes a determination as to whether (i) the fulfillment of the agreement depends on the use of one or more specific assets and (ii) the agreement assigns the right to use the asset.

(i)	Aircraft leases

Aircraft leases classified as operating leases are recorded on the balance sheet as property, plant and equipment, and depreciated over their estimated useful lives. The rental income (net of any subsidy granted to the lessee) is recorded by the straight-line method over the lease period. Aircraft leases classified as finance leases are derecognized as Company’s assets once the lease commences; the income and respective cost of sales are recorded at inception.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(ii)	Other leases

Other leases in which the Company holds substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a property, plant and equipment asset and a financial liability (lease). Property, plant and equipment assets purchased classified as finance leases are depreciated at the rates in Note 16.

Other leases in which a significant part of the risks and benefits of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are appropriated to the statement of income on the straight-line method over the contract period.

(v)	Borrowing costs

Borrowing costs attributable to acquisitions, buildings, production or development of qualifying assets that need a substantial period of time to be ready for use or sale are capitalized as part of the cost of the asset. The additional borrowing costs are recognized as expenses in the period when they occur. Borrowing costs include interest and other costs that the Company incurs in connection with funds raising.

(w)	Advances from customers

These refer basically to advances, mostly denominated in dollar, received from customers prior to the delivery of the aircraft.

(x)	Contingent assets and liabilities, legal obligations and court-mandated escrow deposits

Contingent assets are not recognized except when (i) the Company concludes that the gain is virtually certain or (ii) has the right to real guarantees or has received a favorable legal decision which cannot be appealed.

Provision for contingencies are recorded based on the advice of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and also when the amounts involved can be measured with a reasonable degree of certainty.

Contingent liabilities classified as possible losses are not recorded, but disclosed in the financial statements, and where the probability of loss is classified as remote, no provision or disclosure is made.

Legal obligations result from tax liabilities which are being challenged as to their legality or constitutionality. The related amounts are fully provided for.

Court-mandated escrow deposits are recorded as other assets.

The amount recorded in the provisions is considered sufficient to cover the estimated probable losses.

(y)	Employee benefits

(i)	Defined contribution

The Company provides defined contribution pension plans for its employees. Since 2010, for the companies incorporated in Brazil, the plan has been managed by EMBRAER PREV - Sociedade de Previdência Complementar.

(ii)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retirees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The Company accounts for such benefits recognizing in its balance sheet the over or under funded status of its defined benefit post-retirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. The Company also recognizes changes in the funded status of defined benefit post-retirement plans within Other comprehensive income, net of taxes, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

This provision is reviewed at each reporting date. The cost of the Company’s post-retirement healthcare plan is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of return on plan assets and the medical cost trend rate.

(z)	Earnings per share

The Company presents its basic earnings per share and diluted earnings per share in its Financial statements. Basic earnings per common share is computed by dividing net income attributable to owners of Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

(aa)	Share-based payment

The Company operates an equity-settled, share-based compensation plan for directors and employees. The objective is to retain and attract qualified personnel who effectively contribute to the Company’s performance. The Company in return compensates its directors and employees through equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Periodically, the Company revises its estimates of the number of options that are expected to vest. It recognizes the impact of revisions to original estimates prospectively.

(bb)	Employee profit sharing plan

The employee profit-sharing program is linked to the Company’s net income and to performance targets. Provisions are recorded monthly for the amounts determined proportionally to the salaries payable. The employee profit sharing plan policy is described in Note 31.

(cc)	Dividends and interest on own capital

Proposed distributions of dividends to shareholders are recorded as a liability pursuant to Brazilian Corporate Law and the bylaws. Any amount over and above the minimum mandatory dividends determined under Brazilian Corporate law is only provisioned when declared at the Shareholders’ meeting.

Brazilian companies are permitted to pay interest on own capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments to shareholders. Interest on own capital is treated as a dividend for purposes of the mandatory dividend payable if so approved by the shareholders.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(dd)	Income tax and social contribution

Tax expenses for the period comprise current and deferred income tax. Tax is recorded in the statements of income, except to the extent that it relates to items recognized in Other comprehensive income or directly in Shareholders’ equity. In this case, the tax is also recognized in Shareholders’ equity.

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

There is no expiration date for tax loss carryforwards from the Brazilian operations; however offset is limited to 30% annual taxable income.

(ee)	Product warranties

Warranty expenses relating to aircraft and spare parts are recognized at the moment of their delivery, based on the estimated amounts to be incurred. These estimates are based on historical factors that include warranty claims and the corresponding repair and replacement costs, the warranty given by the suppliers and the contractual coverage period. The warranty coverage period is usually between three and five years.

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

(ff)	Financial guarantees and residual value guarantees

In certain cases the Company grants financial or residual value guarantees (“RVG”) as part of the aircraft financing structure. The guaranteed amount is based on the expected future fair value of the aircraft at a certain point in time and is subject to a ceiling. In the event the guarantees are executed, the Company must bear the difference, if any, between the guaranteed amount (when higher) and the fair market value of the respective aircraft.

The provision for guarantees is based on statistical information and appraisals by third parties that take into consideration, among other factors, the future fair value of the aircraft on the maturity and within the limits guaranteed by the Company. The Company records a provision to cover the risk of loss on these guarantees. The estimates are reviewed when facts and circumstances indicate a need to review such reserves, at which time an additional provision may be recorded based on the new estimate of losses (Note 38).

As the Company’s exposure to the risk decreases, the respective amount of the provision is reversed to the statements of income as Revenues.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

In some cases, the Company holds guarantees in the form of deposits in favor of third parties to whom financial and RVGs have been provided as part of aircraft financing structures (Note 13).

(gg)	Unearned income

This refers to commitments to supply spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered, the income from which will be appropriated when the service or product is delivered to the customer.

This account also includes the unearned income on the sale of certain aircraft that, because of contractual obligations, are accounted for as operating leases.

(hh)	Other current and non-current liabilities

These are stated at known or estimated amounts including, when applicable, accrued charges and foreign exchange gains/losses.

(ii)	Revenue recognition

Revenue comprises the fair value of the remuneration received or to be received for the sale of products and services in the normal course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

(i)	Revenue from aircrafts, spare parts and services

Revenues from sales of commercial, executive and other aircraft, spare parts and services are generally recognized at the time of delivery or shipment, when the risks and benefits are transferred to the customer. When the sale of aircraft does not meet the contractual obligations at the time of the delivery related revenue is deferred and accounted for as Unearned income until the obligations are met.

(ii)	Revenue with multiple element

Revenue from aircraft sales contracts involving the supply of spare parts, training and technical representation is recognized when effectively realized.

(iii)	Revenue from Exchange Pool Program

Revenue from the Exchange Pool Program is recognized during the period of the contract and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft under the program.

(iv)	Revenue from construction contracts

In the defense and government segment, a significant portion of revenues is derived from long-term development contracts, for which the Company recognizes revenues under the percentage of completion (“POC”) method. Such contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion.

(v)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period, and records such revenues as income by segment. Revenues are allocated to their respective segments (commercial, executive and defense and security).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(jj)	Cost of sales and services

Cost of sales and services consist of the cost of the aircraft, spare parts and services rendered, comprising:

(i)	Material - substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formula which reflect, in part, inflation in the United States.

(ii)	Labor - comprises salaries and related charges, primarily in Brazilian Real.

(iii)	Depreciation - property, plant and equipment are depreciated over their useful lives, on a straight-line basis, from five to 48 years.

Depreciation of aircraft classified as operating leases is recorded in Cost of sales and services, from lease inception using the straight-line method over the estimated asset useful lives less a residual value at the end of the lease term.

(iv)	Amortization - Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

(v)	Product warranties - The Company estimates and records a liability for guarantees obligations related to its products on the date of delivery of the aircraft, based on historical experience.

(vi)	Multiple elements arrangements - The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

(kk)	Operating expenses and other income

Operating expenses are basically made up of sales and marketing, administration, research, share in profit/loss of associates and other operating income (expenses).

(ll)	Government grants

Refers to investment subsidies received from FINEP (Research and Projects Financing Agency) for joint development of technologically innovative projects, in accordance with Law 10,973/04, relating to subsidies for technological research and development. These amounts are recorded in the statement of income to the extent that the recourses are invested and the contractual milestones are met.

Government research grants received with pre determined conditions are recorded as a reduction of research expenses.

Subsidies are recorded the Reserve of subsidies for investment”, in shareholders’ equity, pursuant to Brazilian legislation.

(mm)	Financial income and expenses

Financial income and expenses primarily comprise earnings on short-term investments, financial charges on loans, interest on contested taxes and contingencies (Note 26), as well as foreign exchange gains/losses (Note 35) on assets and liabilities expressed in currencies other than the functional currency (dollar), on an accrual basis.

Financial income and expenses exclude borrowing costs attributable to acquisitions, buildings or the production of qualifying assets that require a substantial period of time to be ready for use or sale which are capitalized as part of the cost of the asset.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(nn)	Transitional tax regime

The Company adopted the Transitional tax regime (Regime Tributário de Transição - “RTT”) in 2008. Accordingly, for purposes of determining income tax e social contribution from this date onwards, the Company adopted the prerogatives set forth in RTT.

The RTT will be in force until a law regulating the tax effects arising from the adoption of the new Brazilian accounting principles come into effect.

(oo)	Statement of Cash Flows

The statement of cash flows was prepared on the indirect method.

(pp)	Segment reporting

Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the Chief Executive Officer.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

3.	Critical Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments and guarantees on the balance sheet dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

In order to provide an understanding about how Management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the estimates and assumptions that may cause a risk of material adjustment to the carrying amounts of assets and liabilities are addressed below:

a)	Sales and other operating revenues

The Company recognizes revenues from sales made by the commercial, executive, aviation services and Defense and security business when benefits and risk of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is rendered.

The Company also recognizes rental revenue for leased aircraft, classified as operating leases on a straight-line basis over the lease term and, when presenting information by operating segment, rental revenue is recorded in Other related businesses line of the segment reporting.

In the Defense and security segment, a significant portion of revenues is derived from long-term development contracts with the Brazilian and foreign governments accounted for on the POC method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion. Use of the POC method requires the Company to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to come in 10% below Management’s estimates, the amount of revenue recognized in the year of 2011 would increase by US$ 72.7 and if the total costs were to come in by 10% above the estimate, the amount of revenue recognized would decrease by US$ 77.7.

Revenue under Exchange Pool Programs is recognized monthly over the contract term and consists in part of a fixed fee and in part a variable fee directly related to aircraft flying hours.

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting when all of the following criteria are met:

•	the delivered item has value to the client on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item; and

•

if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially under the Company’s control.

If these criteria are not met, the arrangement is accounted for as a single unit of accounting, which results in revenue being deferred until the earlier of when such criteria are met or when the last completed element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value.

b)	Product warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company and/or by the Company’s risk-sharing partners and

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

supplies. The Company recognizes warranty expenses, as Cost of sales and services, at the time of sale based on the estimated warranty costs anticipated to be incurred. These estimates are based on a number of factors, including historical warranty claims and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from past experience, mainly when a new family of aircraft enters service, which could require the Company to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

c)	Guarantees and residual value

The Company may offer financial and residual value guarantees. The Company reviews the value of these commitments relative to the aircraft’s anticipated future fair value and, in the case of financial guarantees, the creditworthiness of the obligor. Provisions and losses are recorded when and if payments become probable and are reasonably estimable. The Company estimates future fair value using third-party appraisals of aircraft valuations, including information developed from the sale or lease of similar aircraft in the secondary market. The Company evaluates the creditworthiness of obligors for which it provides credit guarantees by analyzing a number of factors, including third-party credit ratings and the estimated obligors’ borrowing costs.

d)	Residual interests in aircraft

In structured financing arrangements, an entity purchases an aircraft from the Company, pays the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft and a portion of the credit risk remains with that third party.

Although it has no equity investee interests, the Company controls the SPEs operations or takes a majority share of their risks and rewards. When the Company no longer holds control, the assets and liabilities related to the aircraft are deconsolidated from the Company’s balance sheet.

The Company evaluates control characteristics over the SPE principally based on a qualitative assessment. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and the Company’s interests in the entity which either create or absorb variability. The Company evaluates the design of the SPE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In a few cases, when it is unclear from a qualitative standpoint if the Company has control over the SPE, it uses a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

e)	Impairment

Long-lived assets held for use are subject to an impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the discounted future cash flows of the asset or its net realizable value. Assets are grouped based on families of aircraft produced by the Company, which are the Company’s cash-generating units (“CGU”). Assumptions are used to determine the expected discounted cash flows including the forecasts of future cash flows and the net realizable values, which are based on the best estimates of future sales and operating costs, primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions. Changes in these forecasts could significantly change the amount of impairment recorded, if any. The Company registers the net accounting value of the underlying assets if the sum of the expected future cash flows or the net realizable value is less than accounting value.

f)	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

g)	Income taxes

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Because the majority of the Company’s tax basis is in Brazilian Real and its functional currency is the dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates particularly from changes in its non-monetary assets.

Had the Real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as at December 31, 2011, the Deferred income tax expense would have higher or lower by approximately US$ 112.0.

4.	Accounting pronouncements not yet adopted

The following standards and amendments to the existing standards have been issued and are mandatory for accounting periods beginning on or after January 1, 2013 and for subsequent periods. These standards and amendments have not been early adopted by the Company.

- IAS 19, “Employee benefits”, was revised in June 2011. The main changes are (i) elimination of the corridor approach, (ii) recognition of actuarial gains or losses in Other comprehensive income as they occur, (iii) immediate recognition of past services in the income statement and (iv) substitution of expected participation cost and return over the plan assets for a net participation amount. The Company does not expect this change to impact the financial statements. The standard will be effective as of January 1, 2013.

- IFRS 9, “Financial Instruments”, approaches the financial assets and liabilities’ classification, measurement and recognition. IFRS 9 was issued in November 2009 and October 2010 and replaces IAS 39 as it relates to classification and measurement of financial instruments. IFRS 9 requires the financial assets to be measured at fair value or amortized cost. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39. The main change in IAS 39 states that, in the event the company opts to adopt the fair value model for financial liabilities, the portion of change in fair value due to credit risk should be posted in Other comprehensive results, instead being posted in the income statement, except when there is an accounting mismatch. The Company is analyzing the impacts of this standard in its financial statements. The standard will be effective as of January 1, 2015.

- IFRS 10, “Consolidated Financial Statements” relies on existing concepts, stating that “control” is the main indicator of whether an entity should or should not be consolidated in the consolidated financial statements of the parent company. The standard provides additional instructions to determine control. The Company does not expect this change to impact its financial statements. This standard will be effective as of January 1, 2013.

- IFRS 11, “Joint Arrangements” was issued in May 2011. The standard provides more realistic considerations regarding joint arrangements focusing more on contractual rights and obligations than on the contractual legal formats. There are two types of joint arrangements: (i) joint operations which describe a situation when an operator has assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint control - situation when an operator has the right over the contractual net assets and as a consequence it recognizes the investment using the equity method. The proportional consolidation method will no longer be allowed for joint control operations. The standard will be effective as of January 1, 2013 from which time the

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Company will no longer consolidate its joint operation in Atech Negócios em Tecnologia S.A. (Note 14). This change will not affect the net income of the Company, but will affect the income statement classification as the interest in change in equity will be recorded in Equity in earnings of associates.

- IFRS 12, “Disclosure of interest in other entities” addresses the disclosure demands for all types of interests held in other entities, including joint arrangements, associates, interests with a specific intent and other interests not registered in the financial statements. The Company is analyzing the impacts of this standard in its financial statements. The standard will be effective as of January 1, 2013.

- IFRS 13, “Fair value measurement” was released in May 2011 and its objective is to improve the consistency and decrease the level of complexity of fair value measurements, by providing a more accurate and single source of fair value measurement as well as additional disclosure requirements. The demands, largely aligned with US GAAP (United States Generally Accepted Principles), do not expand the fair value measurement applicability, but provide orientations on how to apply it when IFRS and US GAAP demand it. The Company is analyzing the impacts of this standard in its financial statements. The standard will be effective as of January 1, 2013.

5.	Financial Instruments

a)	Financial instruments by category:

	12.31.2011
	Note	Loans and receivables	Assets measured at fair value through profit or loss	Available for sale	Investments held to maturity	Hedge accounting	Total

Cash and cash equivalents	6	—	1,350.2	—	—	—	1,350.2
Financial assets	7	—	748.1	8.3	51.9	—	808.3
Collateralized accounts receivable	10	487.6	—	—	—	—	487.6
Trade accounts receivable	8	506.0	—	—	—	—	506.0
Customer and commercial financing	9	102.2	—	—	—	—	102.2
Derivative financial instruments	39	—	28.8	—	—	—	28.8
Derivative Instrument - Designated as fair value hedge		—	—	—	—	2.1	2.1

		1,095.8	2,127.1	8.3	51.9	2.1	3,285.2

	12.31.2010
	Note	Loans and receivables	Assets measured at fair value through profit or loss	Investments held to maturity	Total
Cash and cash equivalents	6	—	1,393.1	—	1,393.1
Financial assets	7	—	724.6	61.0	785.6
Collateralized accounts receivable	10	538.2	—	—	538.2
Trade accounts receivable	8	349.3	—	—	349.3
Customer and commercial financing	9	70.5	—	—	70.5
Derivative financial instruments	39	—	22.3	—	22.3

		958.0	2,140.0	61.0	3,159.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b)	Credit rating of financial instruments:

	12.31.2011	12.31.2010
Cash and cash equivalents	1,350.2	1,393.1
Financial assets	808.3	785.6

Total	2,158.5	2,178.7

Based on external appraisal:
AAA	1,870.2	1,825.4
AA	126.0	233.1
A	156.6	120.2
BBB	5.7	—

Total	2,158.5	2,178.7

	12.31.2011	12.31.2010
Collateralized accounts receivable	487.6	538.2
Trade accounts receivable, net	506.0	349.3
Customer and commercial financing	102.2	70.5

Total	1,095.8	958.0

Based on internal appraisal:
Group 1	1.2	2.0
Group 2	103.6	176.4
Group 3	991.0	779.6

Total	1,095.8	958.0

Group 1 : New customers (less than one year)

Group 2 : Customers (more than one year) impaired

Group 3 : Customers (more than one year) not impaired

6.	Cash and cash equivalents

	12.31.2011	12.31.2010
Cash and banks	134.8	102.7

Cash equivalents
Repurchase agreements (i)	68.5	506.3
Private securities (ii)	320.1	181.4
Fixed deposits (iii)	752.9	381.6
Investment funds (iv)	73.9	221.1

	1,350.2	1,393.1

The average annual interest rates as at December 31, 2011, for financial investments in Real and in dollar were 11.84% and 1.37% (10.05% and 1.58% p.a. as at December 31, 2010), respectively.

At December 31, 2011 and 2010, the cash equivalents denominated in Real comprised:

(i)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term;

(ii)	These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(iii)	Fixed-term deposits with highly-rated financial institutions with terms of less than 90 days; and

(iv)	Money Market Funds comprising portfolios of securities issued by international institutions abroad with a low risk of change in value and with daily liquidity.

7.	Financial Assets

	12.31.2011				12.31.2010
	Held for Trading	Held to maturity	Available for sale	Total	Held for Trading	Held to maturity	Total
Financial instruments
Public securities	457.9	—	—	457.9	339.7	2.3	342.0
Private securities	52.2	—	—	52.2	20.3	—	20.3
Money market funds	30.0	—	—	30.0	117.8	—	117.8
Investment funds	207.6	—	—	207.6	234.0	—	234.0
Public securities(i)	—	13.4	—	13.4	12.3	21.7	34.0
Other	0.4	38.5	8.3	47.2	0.5	37.0	37.5

	748.1	51.9	8.3	808.3	724.6	61.0	785.6

Current Assets	748.1	5.5	—	753.6	724.6	8.9	733.5

Non-current assets	—	46.4	8.3	54.7	—	52.1	52.1

At December 31, 2011 and 2010, the financial assets were comprised of treasury securities and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil were mainly comprised of highly liquid Federal government securities and Brazilian financial institution securities, measured at their realizable values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly commission. The investments are marked to market daily at fair value through profit or loss, as the Company classifies these investments as held for trading.

At December 31, 2011 and 2010, the portfolios of the exclusive investment funds abroad was comprised of securities issued by institutions abroad with a low level risk of change in value and with daily liquidity, measured at their realizable values.

These private money market funds have no significant financial obligations. The financial obligations are restricted to asset management, custody fees, audit fees and similar expenses. No assets from the Company were used as guarantee of these obligations and the fund creditors have no right to recourse against the general credit of the Company.

(i)	Securities issued by the Brazilian Government, classified as trading securities.

Held to maturity securities are receivables that represent securities issued by the Brazilian Government, comprising National Treasury Bills - NTN, denominated in US dollars, acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (“PROEX”) between the 11th and 15th year after the sale of the respective aircraft, recorded at present value, since the Company intends and has the ability to hold them in portfolio to maturity.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

8.	Trade Accounts Receivable, Net

	12.31.2011	12.31.2010
Foreign customers	328.0	309.5
Brazilian Air Force (i)	199.2	64.0
Domestic customers	19.1	12.7

	546.3	386.2
Provision for doubtful accounts	(40.3)	(36.9)

	506.0	349.3
Less - current portion	505.8	348.6

Long - term portion	0.2	0.7

(i)	Brazilian Air Force is considered a related party to the Company.

Unbilled accounts receivables recognized under the POC method for Defense and security segment totaled US$ 106.5 at December 31, 2011 and revenues recorded in 2011 were US$ 368.1.

At December 31, 2010 the receivables and revenues were US$ 134.5 and US$ 455.4, respectively. The accounts receivable balances are net of the respective customer advances.

At December, 31 2011, the accounts receivable of US$ 402.4 (US$ 172.8 at December 31, 2010) were fully performing.

At December 31, 2011, the accounts receivable of US$ 103.6 (US$ 176.5 at December 31, 2010) are overdue, but not impaired. These accounts relate to independent customers with no recent default history. The analysis of past due accounts receivable is presented below:

	12.31.2011	12.31.2010
Up to 90 days	45.0	153.7
From 91 to 180 days	22.8	13.3
More than 180 days	35.8	9.5

	103.6	176.5

The accounts receivable denominated in the following currencies are:

	12.31.2011	12.31.2010
Reais	55.0	44.7
U.S. dollars	402.8	252.7
Euros	48.1	51.5
Other	0.1	0.4

	506.0	349.3

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2011	12.31.2010	12.31.2009
Beginning balance	(36.9)	(38.0)	(35.4)
Foreign exchange variation	1.0	1.5	(0.9)
Additions	(5.7)	(14.4)	(5.1)
Reversal	0.9	1.3	2.2
Disposals	0.4	12.7	1.2

Ending balance	(40.3)	(36.9)	(38.0)

The maximum exposure to credit risk at the latest balance sheet date is the carrying value of each class of accounts receivable. The Company does not hold any collateral as security.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

9.	Customer and Commercial Financing

Customer and commercial financing refer to the partial financing of certain sales of new aircraft by the Company, at average interest rates at December 31, 2011 of 5.16% p.a. (December 31, 2010 – 6.31% p.a.), secured by the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2011	12.31.2010

Current portion	12.0	20.4
Long - term portion	90.2	50.1

Total	102.2	70.5

At December 31, 2011 and 2010, the total value of customer and commercial financing were fully performing.

At December 31, 2011, the long-term maturities of the financing of accounts receivable are as follows:

Year
2013	13.2
2014	10.6
2015	15.0
2016	20.0
2017	4.1
Thereafter 2017	27.3

90.2

10.	Collateralized Accounts Receivable and Recourse and Non-Recourse Debt

(a)	Collateralized accounts receivable

	12.31.2011	12.31.2010

Minimum lease payments receivable	366.9	455.3
Estimated residual value of leased assets	458.4	458.4
Unearned income	(337.7)	(375.5)

Investment in sales-type lease	487.6	538.2
Less - current portion	14.9	11.6

Long - term portion	472.7	526.6

At December 31, 2011, the maturities of the amounts classified as non-current assets are as follows:

Year
2013	14.0
2014	11.6
2015	10.6
2016	14.4
2017	30.2
Thereafter 2017	391.9

472.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(b)	Recourse and Non-Recourse Debt

	12.31.2011	12.31.2010

Recourse Debt	437.2	443.2
Non Recourse Debt	25.4	27.1

	462.6	470.3
Less - current portion	312.8	111.8

Long - term portion	149.8	358.5

At December 31, 2011, the maturities of the amounts classified as non-current liabilities are as follows:

Year
2013	10.4
2014	10.8
2015	10.6
2016	14.4
2017	30.2
Thereafter 2017	73.4

149.8

11.	Inventories

	12.31.2011	12.31.2010

Finished goods (i)	257.6	253.6
Work-in-process	792.6	709.4
Raw materials	708.6	752.5
Spare parts	359.3	322.0
Aircraft available for sales (ii)	125.2	132.8
Consumption materials	24.3	19.8
Inventory in transit	167.7	209.1
Advances to suppliers	56.1	35.2
Provision for obsolescence (iii)	(140.1)	(152.9)
Provision for adjustment to market value (iv)	(63.7)	(83.2)

	2,287.6	2,198.3
Less - current portion	2,283.4	2,193.4

Long - term portion	4.2	4.9

(i)	The following aircraft were held in inventory at:

•	December, 31, 2011: 1 EMBRAER 175, 2 EMBRAER 190, 1 Legacy 600, 3 Legacy 650, 4 Phenom 100, 3 Phenom 300, 2 Lineage and 4 Ipanema; and

•	December, 31, 2010: 3 EMBRAER 190, 1 EMBRAER 195, 1 Legacy 600, 1 Legacy 650, 5 Phenom 100, 6 Phenom 300, 2 Lineage and 1 Ipanema.

Through to March 15, 2012, the Company delivered one EMBRAER 190, one EMBRAER 175, one Phenom 100 and one Phenom 300 of the aircraft in inventory at December 31, 2011,

(ii)	The used aircraft available for sale were as follows:

•	December, 31, 2011: 1 EMB 120, 2 ERJ 145, 2 Legacy 600, 2 EMBRAER 170, 1 EMBRAER 175, 3 EMBRAER 190 and 1 Phenom 300; and

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•	December, 31, 2010: 1 EMB 120, 1 Legacy 600, 2 EMBRAER 170, 1 EMBRAER 175, 3 EMBRAER 190 and 25 Citation Ultra.

(iii)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over six years.

Changes to the provision for obsolescence were as follows:

	12.31.2011	12.31.2010	12.31.2009

Beginning balance	(152.9)	(159.4)	(128.9)
Additions	(12.7)	(16.0)	(35.8)
Disposals	22.3	20.2	1.0
Reversals	3.0	1.4	5.4
Foreign exchange loss(gain)	0.2	0.9	(1.1)

Ending balance	(140.1)	(152.9)	(159.4)
Less - current portion	(140.1)	(152.9)	(159.4)

Long - term portion	—	—	—

Disposals refer to write-offs of scrap materials.

(iv)	Refers to the provision recorded for adjustments to the realizable value of used aircraft. Changes in market value were as follows:

	12.31.2011	12.31.2010	12.31.2009

Beginning balance	(83.2)	(34.2)	(28.1)
Additions (i)	(6.1)	(49.0)	(6.4)
Disposals (ii)	22.2	—	—
Reversals	3.4	—	0.3

Ending balance	(63.7)	(83.2)	(34.2)
Less - current portion	(63.7)	(83.2)	(34.2)

Long - term portion	—	—	—

(i)	Refers mainly to adjustments to the realizable value of pre production series aircraft.

(ii)	Refers to aircraft sales that occurred in 2011 and their disposals.

At December 31, 2011 and 2010, US$ 11.9 and US$ 13.4, respectively, of items in inventories had been pledged in guarantee of loans and financing.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

12.	Other assets

	12.31.2011	12.31.2010

Taxes recoverable (i)	171.2	185.9
Court-mandated escrow deposits (ii)	174.5	184.5
Credit with suppliers (iii)	39.0	26.8
Prepaid expenses	34.0	28.4
Advances to employees	14.2	15.7
Indemnity assets (iv)	15.4	—
Advances of commissions	6.2	1.2
Prepaid Insurance	2.8	9.4
Advances for services rendered	4.1	3.9
Restricted cash	1.8	28.7
Collateral pledge	0.8	5.5
Compulsory loan	0.8	0.8
Other	21.9	21.7

	486.7	512.5
Less - current portion	241.3	275.4

Long - term portion	245.4	237.1

(i)	Taxes recoverable:

	12.31.2011	12.31.2010
ICMS (State Value-added Tax) and IPI (Excise Tax)	59.4	39.9
Income tax and contribution for social security on net income withheld	72.1	100.8
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	34.0	34.6
Others	5.7	10.6

	171.2	185.9
Less - Current portion	124.5	149.4

Long - term portion	46.7	36.5

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially income tax and social contribution assessed on export revenues. There is a corresponding accrual in the Company’s liabilities (Note 24).

(iii)	Refers to rework carried out on products supplied by third parties, which will be reimbursed in accordance with contractual agreements.

(iv)	Assets recorded in a business combination, when the Company has negotiated the right of offset from the sellers, for possible future liabilities.

13.	Guarantee deposits

	12.31.2011	12.31.2010

Financing arrangements and residual value guarantees (i)	268.4	263.6
Sales financing structure guarantees (ii)	200.6	199.1
Others guarantees	2.4	2.1

	471.4	464.8

Long - term portion	471.4	464.8

(i)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold. If the guarantor of the debt (unrelated party) is required to pay the lender, the guarantor will be entitled to the amount in the escrow account. The amount deposited will be released at maturity of the financing contracts (between 2013 and 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as Financial income.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

In 2004, seeking to ensure profitability compatible with the term of the guarantee, the Company invested US$ 123.4 in structured notes. In the event of default by Embraer, the maturity dates of these notes will be accelerated and the notes would be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount. Events of default that could result in early maturity of the notes include, among other: (a) insolvency of Embraer or filing for reorganization proceedings; and (b) default or restructuring of the Embraer debt in financing agreements. In 2010 the amount of US$ 26.4 of principal was transferred to long-term deposits as such amount is no longer bound by the guarantee. Accrued interest is added to the principal and recognized by the Company as Financial income.

(ii)	Financial investments denominated in US dollars and held by third-party financial institutions as a pledge under a specific sale financing structure. These investments earn interest at the annual LIBOR rate.

14.	Business combination

(i)	Interest acquired in subsidiaries

On May 13, 2011, the Company, through Embraer Defesa e Segurança Participações S.A., acquired a 90% of interest in Orbisat interest for US$ 25.7, in cash. Orbisat owns technologies that complement the Company’s capacity to provide important solutions for development and manufacture of systems for monitoring and air defense, worldwide.

Orbisat	Assets and liabilities, net as of 05.13.11

Cash and cash equivalents	0.5
Trade accounts receivable	0.5
Inventories	0.2
Intangible assets from business combination	22.4
Property, plant and equipament	13.5
Other assets	11.2
Loans and financing	(14.9)
Suppliers	(0.9)
Advances from customers	(3.4)
Taxes and payroll charges payable	(2.0)
Deferred income tax and social contribuition	(2.0)
Other liabilities	(16.1)

Fair value of assets and liabilities, net	9.0

Noncontrolling interest	(0.9)
Amount paid for 90% of the interest	(25.7)

Goodwill	(17.6)

At the initial accounting measurement, concluded in December 31, 2011, the Company identified intangible assets related to technology developments and customer portfolio that amount to US$ 22.4, both supported by external consulting appraisals.

The goodwill of US$ 17.6 mainly reflects the expected synergy of with Embraer Defesa e Segurança Participações S.A. promoting the Company’s Defense and security sement through integrating management system technology and to diversifying its business as also other defense area sales to the Brazilian Government. The Company expects to optimize the tax opportunities available from the goodwill to the extent permitted by law.

Orbisat presented net revenues of US$ 36.3 and US$ 6.4 of loss during 2011 and US$ 21.9 of revenues and US$ 0.7 of loss for the period between the acquisition date and the year-end.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(ii)	Interest acquired in jointly controlled entities

On April 1, 2011, the Company, through Embraer Defesa e Segurança Participações S.A., acquired 50% of Atech for US$ 22.6. Contingent payments were agreed during the negotiations and are conditioned to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) performance from 2010 and 2012. In 2010 Atech exceeded the EBITDA target and, consequently, the Company made a contingent payment of US$ 4.7. For 2011, Atech did not attain the EBITDA target. Therefore the Company recognized an accounts receivable that when added to the expected 2012 EBITDA performance resulted in an amount of US$ 5.4.

The synergy arising from this alliance seeks to ensure greater customer satisfaction in the long run, through broader solutions for complex systems.

Atech	Assets and liabilities, net as of 04.01.11 (i)

Cash and cash equivalents	1.6
Trade accounts receivable	0.8
Intangible assets from business combination	2.1
Other assets	7.8
Suppliers	(0.5)
Advances from customers	(2.0)
Trade accounts payable	(0.6)
Deferred income tax and social contribuition	(0.6)
Other liabilities	(6.9)

Fair value of assets and liabilities, net	1.7

Amount paid for 50% of the interest	(23.3)
Contingent payments	0.7

Goodwill	(20.9)

(i)	The above amounts represent 50% (acquired interest) of Atech financial statements

At the initial accounting measurement, concluded in December 31, 2011, the Company identified intangible assets related to customer portfolio of US$ 2.1, both supported by external consulting appraisal.

The goodwill of US$ 20.9 mainly reflects Atech capacity to develop products and services in the area of command, control, computer, communications, and intelligence (C4I) systems. The Company expects to optimize the tax opportunities available from the goodwill to the extent permitted by law.

Atech presented net revenues and net income of US$ 18.7 and US$ 1.5, respectively, during 2011 and US$ 12.1 of revenues and US$ 0.6 of net income between the acquisition date and the year end.

The Company does not have any capital commitments to purchase or sell Atech interest and Atech did not have any capital commitments to purchase or sell interests in other entities.

(iii)	Interest acquisition in associates

On August 4, 2011, through Embraer Aircraft Holding Inc., the Company signed a contract to acquire 36.7% of the interest in AST – Aero Seating Technologies LLC, a company domiciled in the United States, for US$ 3.0.

(iv)	Interest acquisition in other entities

On August 19, 2011, through Embraer Defesa e Segurança Participações S.A., the Company acquired a 25% of the interest in AEL Sistemas S.A., a subsidiary of Elbit Systems Ltd., which is domiciled in Israel. Pursuant to the contract, the Company does not have influence over AEL management, and, therefore the investment is measured as a financial instrument.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

15.	Related Party Transactions

(a)	Related party transactions

	12.31.2011
	Current		Non current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Profit (Loss)
Aero Seating Technologies LLC (AST)	—	—	—	1.5	—	—
Banco do Brasil S.A.	671.8	301.1	200.6	—	16.8	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	0.1	167.2	—	368.1	(23.1)	—
Brazilian Air Force	199.2	208.6	—	—	—	213.0
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	—	—	—
Financiadora de Estudo e Projetos – FINEP	—	24.1	—	132.1	(1.0)	—

	871.1	701.0	200.6	501.7	(7.3)	213.0

	12.31.2010
	Current		Non current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Profit (Loss)
Banco do Brasil S.A.	360.0	98.8	198.9	198.9	11.1	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	0.2	4.8	—	342.2	(19.8)	—
Brazilian Air Force	64.0	160.0	—	9.9	—	205.1
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	7.8	—	—
Financiadora de Estudo e Projetos – FINEP	—	16.1	—	37.3	(0.5)	—

	424.2	279.7	198.9	596.1	(9.2)	205.1

	12.31.2009
	Financial Results	Profit (Loss)
Banco do Brasil S.A.	13.0	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(47.0)	—
Brazilian Air Force	—	215.3
Empresa Portuguesa de Defesa – EMPORDEF	—	—
Financiadora de Estudo e Projetos – FINEP	(0.9)	—

	(34.9)	215.3

(b)	Brazilian Federal Government

The Brazilian federal government, through its direct and indirect interests and holds a “golden share” of our capital stock, is a significant shareholder. At December 31, 2011, in addition to its “golden share”, the Brazilian federal government held an indirect 5.37% stake in the Company’s capital through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer of defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(c)	Remuneration of key Management personnel as of December 31:

	12.31.2011	12.31.2010
Short-term benefits (i)	16.6	16.3
Stock option program	4.6	1.9
Labor contract termination	0.4	—

Total remuneration	21.6	18.2

(i)	Include salaries and social security contributions, profit sharing, bonus and severance pay.

Key Management includes members of the statutory Board of Directors and Executive Directors.

In 2011 and 2010, no post-retirement or long-term benefits were paid.

16.	Property, Plant and Equipment

(i)	Review of useful lives of property, plant and equipment

In December 2011, the Company reviewed its estimate of the residual value and useful lives of property, plant and equipment and concluded there was no change, when comparing to the lives used in 2010. The useful lives of property, plant and equipment as of December 31, 2011 are as follows:

Class of assets	Average useful life (years)
Buldings and improvements	29
Installations	20.5
Machinery and equipment	11
Furniture and fixtures	7.5
Vehicles	9.5
Aircraft	12.5
Computers and peripherals	5
Tooling	10
Other assets	5
Exchange pool program assets	8.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2011
	Land	Buldings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7
Additions	—	0.1	0.2	21.1	4.4	0.7	66.7	18.0	10.3	10.3	105.4	97.1	334.3
Additions - business combination	—	—	—	23.3	0.2	—	3.3	1.3	—	0.1	—	0.4	28.6
Disposals	—	—	—	(4.2)	(1.0)	(0.3)	—	(1.9)	—	—	—	—	(7.4)
Impairment	—	—	—	—	—	—	(2.6)	—	—	—	—	—	(2.6)
Reclassifications*	—	34.4	0.6	3.9	0.7	0.4	(62.0)	(11.6)	21.0	(5.7)	77.1	(43.7)	15.1
Translation adjustments	—	(0.5)	(0.3)	(2.7)	(1.4)	—	(0.5)	(0.1)	—	(0.1)	(10.8)	(0.4)	(16.8)

At December 31, 2011	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9

Accumulated depreciation
At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)
Depreciation	—	(9.9)	(2.4)	(17.3)	(1.8)	(0.6)	(36.4)	(4.3)	(16.6)	(0.1)	(19.9)	—	(109.3)
Depreciation - business combination	—	—	—	(14.4)	—	—	—	(0.7)	—	—	—	—	(15.1)
Disposals	—	—	—	4.0	0.6	0.3	0.5	1.5	—	—	—	—	6.9
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassifications*	—	—	—	—	—	—	5.9	—	—	—	—	—	5.9
Translation adjustments	—	(0.1)	—	5.1	0.2	0.1	(0.1)	0.1	—	—	4.5	—	9.8

At December 31, 2011	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)

Net
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0
At December 31, 2011	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2010
	Land	Buldings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2009	11.1	389.8	122.3	459.2	43.9	13.2	375.8	108.8	264.2	2.5	132.5	16.0	1,939.3
Additions	—	1.7	—	22.8	1.5	0.1	29.0	12.3	10.1	0.4	47.1	24.6	149.6
Disposals	—	—	—	(31.0)	(1.0)	(0.3)	(17.5)	(0.6)	—	(2.3)	—	—	(52.7)
Impairment	—	—	—	—	—	—	(13.3)	—	—	—	—	—	(13.3)
Reclassifications*	—	3.4	2.6	(5.0)	0.9	0.5	98.3	(4.8)	—	3.0	—	(0.6)	98.3
Translation adjustments	—	(0.5)	—	(7.3)	(0.4)	(0.3)	—	(0.6)	—	(0.4)	—	—	(9.5)

At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7

Accumulated depreciation
At December 31, 2009	—	(108.6)	(80.4)	(281.4)	(25.6)	(10.2)	(76.3)	(93.4)	(108.8)	(1.1)	(52.2)	—	(838.0)
Depreciation	—	(9.2)	(2.2)	(13.5)	(2.2)	(0.5)	(25.3)	(6.9)	(20.6)	—	(22.6)	—	(103.0)
Disposals	—	—	—	9.6	0.8	0.3	9.7	0.6	—	—	—	—	21.0
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassifications*	—	—	—	—	—	—	0.9	—	—	—	—	—	0.9
Translation adjustments	—	0.2	—	6.8	0.3	0.1	—	1.0	—	—	—	—	8.4

At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)

Net
At December 31, 2009	11.1	281.2	41.9	177.8	18.3	3.0	299.5	15.4	155.4	1.4	80.3	16.0	1,101.3
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2009
	Land	Buldings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At January 1, 2009	9.0	335.8	102.5	407.8	41.8	12.6	338.0	105.7	253.9	2.5	114.2	74.4	1,798.2
Additions	2.0	20.1	0.3	33.6	2.2	0.7	69.3	4.6	10.3	18.7	18.3	4.6	184.7
Disposals	—	—	—	(12.8)	(0.7)	(0.6)	(30.0)	(1.7)	—	(0.6)	—	(1.5)	(47.9)
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassifications*	0.1	32.7	19.1	28.7	0.4	0.4	(1.5)	(0.1)	—	(18.1)	—	(61.7)	—
Translation adjustments	—	1.2	0.4	1.9	0.2	0.1	—	0.3	—	—	—	0.2	4.3

At December 31, 2009	11.1	389.8	122.3	459.2	43.9	13.2	375.8	108.8	264.2	2.5	132.5	16.0	1,939.3

Accumulated depreciation
At January 1, 2009	—	(93.9)	(72.8)	(258.5)	(23.4)	(9.7)	(60.3)	(88.0)	(92.0)	(1.1)	(38.9)	—	(738.6)
Depreciation	—	(14.5)	(7.5)	(34.3)	(2.7)	(0.8)	(19.2)	(6.1)	(16.8)	—	(13.3)	—	(115.2)
Disposals	—	—	—	13.5	0.7	0.4	3.2	1.6	—	—	—	—	19.4
Impairment	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassifications*	—	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	(0.2)	(0.1)	(2.1)	(0.2)	(0.1)	—	(0.9)	—	—	—	—	(3.6)

At December 31, 2009	—	(108.6)	(80.4)	(281.4)	(25.6)	(10.2)	(76.3)	(93.4)	(108.8)	(1.1)	(52.2)	—	(838.0)

Net
At January 1, 2009	9.0	241.9	29.7	149.3	18.4	2.9	277.7	17.7	161.9	1.4	75.3	74.4	1,059.6
At December 31, 2009	11.1	281.2	41.9	177.8	18.3	3.0	299.5	15.4	155.4	1.4	80.3	16.0	1,101.3

*	Non-cash transactions. In 2011 this amount relates to aircraft owned by Embraer’s subsidiary ECC Leasing. The balances relating to the aircraft were reclassified to inventory as they are available for sale.

(i)	The aircraft are used for testing, shuttle and operational leasing and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December, 31, 2011: 1 EMB 120, 24 ERJ 145, 7 EMBRAER 170, 2 EMBRAER 175, 2 EMBRAER 190, 1 Phenom 100 and 2 Phenon 300;

•	December, 31, 2010: 5 EMB 120, 28 ERJ 145, 6 EMBRAER 170, 1 EMBRAER 175, 1 EMBRAER 190, 2 Phenom 100 and 2 other models;

At 2011 year end, 35 aircraft were available for operational leasing, five for testing new aircrafts and one for corporate employee transportation.

(ii)	Refers mainly to construction works to expand the manufacturing plants and aircraft maintenance centers.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Depreciation expenses of US$ 77.4 (US$ 77.3 and US$ 101.4 in 2010 and 2009, respectively) were charged to Cost of sales, US$ 21.4 (US$ 9.2 and US$ 5.7 in 2010 and 2009, respectively) to Selling expenses and US$ 10.6 (US$ 7.2 and US$ 8.1 in 2010 and 2009, respectively) to Administrative expenses.

In 2011, there were no financial expenses capitalized. At December 31, 2010, these totaled US$ 0.1 at on a weighted average capitalization rate of 4.05% p.a.

At December 31, 2011, US$ 279.4 of property, plant and equipment were encumbered to loans and financing guarantees and labor contingencies.

17.	Intangible Assets

Internally developed intangible assets refers to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of prototype aircraft or significant components and also applications of advanced technologies that aim to make the aircraft lighter, quieter, more comfortable and efficient in consumption of energy and emissions, in addition to being projected and manufactured in less time and with better use of resources.

	12.31.2011
	Internally developed			Acquired from third party
	Commercial Aviation	Executive Aviation	Defense and Security	Other	Development	Software	Business combination	Total
Intangible cost
At December 31, 2010	959.8	553.1	25.1	3.5	—	130.6	—	1,672.1
Additions	15.3	190.9	0.9	(2.3)	—	12.6	—	217.4
Contributions from suppliers	(1.0)	(84.8)	—	—	—	—	—	(85.8)
Additions - business combination	—	—	—	5.0	23.0	0.5	38.5	67.0
Disposals	—	—	—	—				—
Impairment	—	—	—	—				—
Translation adjustments	—	—	—	—	(8.3)	—	—	(8.3)

At December 31, 2011	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4

Amortization accumulated
At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	—	(95.4)	—	(955.8)
Amortization	(71.9)	(47.9)	(0.2)	(0.1)	(1.7)	(7.7)	—	(129.5)
Amortization of contribution from suppliers	23.4	6.4	—	—	—	—	—	29.8
Disposals	0.1	0.6	—	—	—	—	—	0.7
Translation adjustments	—	—	—	0.9	0.2	(0.4)	—	0.7

At December 31, 2011	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)

Intangible net
At December 31, 2010	265.7	411.8	1.8	1.8	—	35.2	—	716.3
At December 31, 2011	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3

	12.31.2010
	Internally developed			Acquired from third party
	Commercial Aviation	Executive Aviation	Defense and Security	Other	Software	Total
Intangible cost
At December 31, 2009	945.4	505.2	24.6	4.6	122.3	1,602.1
Additions	16.8	144.9	0.5	—	16.5	178.7
Contributions from suppliers	(2.4)	(97.0)	—	—	—	(99.4)
Disposals	—	—	—	(1.1)	(8.2)	(9.3)
Impairment	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—

At December 31, 2010	959.8	553.1	25.1	3.5	130.6	1,672.1

Amortization accumulated
At December 31, 2009	(662.1)	(97.5)	(20.2)	(1.9)	(94.9)	(876.6)
Additions						—
Disposals	—	—	—	0.3	6.8	7.1
Amortization	(52.1)	(53.6)	(3.1)	(0.1)	(7.3)	(116.2)
Amortization of contribution from suppliers	20.1	9.8	—	—	—	29.9
Impairment	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—

At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	(95.4)	(955.8)

Intangible net
At December 31, 2009	283.3	407.7	4.4	2.7	27.4	725.5
At December 31, 2010	265.7	411.8	1.8	1.8	35.2	716.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2009
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Others	Software	Total
Intangible cost
At January 1, 2009	942.2	416.6	24.2	12.4	101.0	1,496.4
Additions	19.3	184.3	0.4	1.3	14.1	219.4
Contributions from suppliers	(6.8)	(95.4)	—	—	—	(102.2)
Disposals	(9.3)	(0.3)	—	(9.1)	7.2	(11.5)

At December 31, 2009	945.4	505.2	24.6	4.6	122.3	1,602.1

Amortization acumulated
At January 01, 2009	(624.8)	(78.4)	(19.7)	(4.2)	(79.4)	(806.5)
Disposals	9.2	—	—	6.1	(6.7)	8.6
Amortization	(73.4)	(27.6)	(0.5)	(3.8)	(8.8)	(114.1)
Amortization of contribution from suppliers	26.9	8.5	—	—	—	35.4

At December 31, 2009	(662.1)	(97.5)	(20.2)	(1.9)	(94.9)	(876.6)

Intangible net
At January 1, 2009	317.4	338.2	4.5	8.2	21.6	689.9
At December 31, 2009	283.3	407.7	4.4	2.7	27.4	725.5

18.	Financial Liabilities by Category

	12.31.2011
	Note	Liabilities mensured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total

Loans and financing	19	—	1,655.2	1,655.2
Trade accounts payable and others liabilities (i)		—	1,387.7	1,387.7
Financial guarantee and of residual value	38	119.6	375.3	494.9
Leasing	19	—	2.9	2.9
Derivative financial instruments	39	1.2	—	1.2

		120.8	3,421.1	3,541.9

	12.31.2010
	Note	Liabilities mensured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total

Loans and financing	19	—	1,431.1	1,431.1
Trade accounts payable and others liabilities (i)		—	1,332.5	1,332.5
Financial guarantee and of residual value	37	11.0	208.5	219.5
Leasing	19	—	3.7	3.7
Derivative financial instruments	39	2.2	—	2.2

		13.2	2,975.8	2,989.0

(i)	The amount refers to trade accounts payable, other accounts payable and non-recourse and recourse debt.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

19.	Loans and Financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	12.31.2011	12.31.2010

Other currencies:

Working Capital	US$	1.00% to 6.38% LIBOR 1M + 0.50% to 1.10%	1.00% to 6.72% LIBOR 1M + 0.50% to 1.10%		933.8	949.3

	Euro	Euribor 6M + 1.75%	Euribor 6M + 1.75%	2020	29.6	10.1

		1.5% to 2.68%	1.5% to 2.68%

Project development	US$	6.87%	6.87%	2015	1.1	1.4

Property, plant and equipment	US$	2.62% LIBOR 1M + 2.44%	2.62% LIBOR 1M + 2.44%	2035	70.8	71.3

Finance leasing	US$	6.16% to 7.95% LIBOR 12M + 2.54% to 3.40%	6.16% to 7.95% LIBOR 12M + 2.54% to 3.40%	2014	1.8	2.2

In local currency:					1,037.1	1,034.3

Export Financing	R$	4.5% to 9.0%	4.5% to 9.0%	2013	405.1	331.4

Project development	R$	TJLP + 1.92% to 5.0% 3.5% to 4.5%	TJLP + 1.92% to 5.0% 3.5% to 4.5%	2018	214.8	67.6

Finance leasing	R$	CDI + 0.49% to 2.46%	CDI + 0.49% to 2.46%	2015	1.1	1.5

					621.0	400.5

					1,658.1	1,434.8

Less - current portion					251.8	72.6

Long - term portion					1,406.3	1,362.2

In October 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Both Notes are fully and unconditionally guaranteed by the Company and, accordingly, are presented in the Company’s balance sheet as third party transactions.

The separate financial statements of Embraer Overseas Limited are not provided, in reliance on Rule 3-10 of Regulation S-X. The issuer Embraer Overseas Limited is a fully-owned finance subsidiary of the Company and the Company has fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

The Company has a standby syndicated credit line of US$ 1,000 for drawn down through September 2012. The maintenance cost is included in the Financial expense. As of December 31, 2011 and 2010, the Company had not drawn down any funds from this facility.

The Company has the following undrawn borrowing facilities:

	12.31.2011	12.31.2010
Floating :
- Maturing within one year	1,000.0	—
- Maturing more than one year	—	1,000.0

	1,000.0	1,000.0

On March 31, 2011, the Company signed financing agreements with BNDES and FINEP, both in Real, for development projects. The agreements will mature in April 2018. Disbursements of US$ 170.5 were made between August and December 2011.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

On March 8, 2012, the Company signed a contract for a non-reimbursable revolving credit line with four Brazilian prime financial institutions for R$ 1,000, equivalent to US$ 533 million, with the maturity date on March 8, 2015. Each institution provided in equals of R$ 250 million, allowing the Company to disburse the entire amount or in smaller amounts, between March 9, 2012 and February 7, 2015. The maintenance costs will be included in the financial result of Company.

At December 31, 2011, the long-term financing agreements will mature by year as follows:

Year
2013	282.7
2014	45.3
2015	46.8
2016	42.9
Thereafter 2016	988.6

1,406.3

(a)	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2011	12.31.2010
Loans
US dollar	1,007.5	1,024.2
Brazilian Real	621.0	400.5
Euro	29.6	10.1

	1,658.1	1,434.8

(b)	Capital lease obligations

The leasing operations are guaranteed by the assets under lease and their breakdown by maturity is shown below:

	12.31.2011	12.31.2010
Less than one year	1.4	1.7
More than one year and less than five years	1.8	2.6

	3.2	4.3

Less-Implicit interest	(0.3)	(0.6)

Capital lease obligation	2.9	3.7

The present value of capital lease obligations, following:

Less than one year	1.3	1.6
More than one year and less than five years	1.6	2.1

	2.9	3.7

(c)	Interest and guarantees

The Real loans (38.0% of the total at December 31, 2011) are subject to fixed interest or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2011 was 5.14% p.a. (4.24% p.a. at December 31, 2010).

The US dollar loans at December 31, 2011 (61.6% of the total at December 31, 2011) are mainly subject to fixed interest. The weighted average rate was 5.91% p.a. (5.89% p.a. at December 31, 2010). The Euro loans (0.4% from total at December 31, 2011) are subject to annual weighted interest rates of 0.74% p.a. (2.23% p.a. at December 31, 2010).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 4.41% p.a. at December 31, 2011 (LIBOR + 3.13% p.a. in December 31, 2010).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 385.8 (US$ 111.8 in 2010) were provided as collateral for loans.

(d)	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, in line with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As of December 31, 2011, the Company was in compliance with all the restrictive clauses.

20.	Trade Accounts Payable

	12.31.2011	12.31.2010

Foreign suppliers:	490.0	389.3
Risk partners (i)	258.9	300.9
Domestic suppliers	81.0	60.0

	829.9	750.2
Less - current portion	829.9	750.2

Long - term portion	—	—

(i) The Company’s risk-sharing suppliers /partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interiors, and parts of fuselage, among others. Certain contracts between the Company and these risk partners are long-term and include deferral of payments for components and systems until a negotiated term after delivery. Once the risk partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk partners.

The total amount by currency is presented in Financial Instruments (Note 39(d)).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

21.	Other Payables

	12.31.2011	12.31.2010

Other accounts payable (i)	45.5	39.3
Contractual obligations (ii)	29.6	29.2
Security deposit	6.9	10.1
Insurance	6.4	6.4
Commercial incentives	3.9	12.9
Accrued materials (iii)	1.5	1.6
Financial credit (iv)	1.4	2.0
Brazilian Air Force (v)	—	2.7
Related party (vi)	—	7.8

	95.2	112.0
Less - current portion	81.2	84.4

Long - term portion	14.0	27.6

(i)	Expenses incurred in December, for payment in the following month;

(ii)	Represents mainly amounts provided to cover maintenance costs of aircraft under operating under lease agreements;

(iii)	Accessories or components to be installed in aircraft already delivered, in accordance with the contracts;

(iv)	Amounts provided to compensate customers for certain financing costs;

(v)	The Brazilian Air Force is a related party; and

(vi)	Refers mainly to the intercompany loan between OGMA and EMPORDEF, an OGMA shareholder.

22.	Contribution from Suppliers

	12.31.2011	12.31.2010

Less - current portion	0.9	0.9
Long - term portion	1.0	16.8

Total	1.9	17.7

The Company has agreements with risk-sharing suppliers/partners to assure their participation in research and development activities in exchange for cash contributions payable to the Company. The related supply agreements condition the Company’s right to such contributions on its meeting certain performance milestones, including successful certification of the aircraft, first delivery deadlines and minimum number of aircraft deliveries. The Company records such contributions as a liability when received and as a reduction to intangible assets when contractual milestones are achieved as it has no ongoing obligation.

23.	Advances from Customers

	12.31.2011	12.31.2010

Denominated in U.S. dollars	922.8	854.4
Denominated in Reais	147.3	137.2

	1,070.1	991.6
Less - current portion	856.1	779.4

Long - term portion	214.0	212.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

24.	Taxes and Payroll Charges Payable and Income Tax Social Contribution

	12.31.2011	12.31.2010

Social contribution on net income (i)	250.1	308.5
INSS (social security contribution) (ii)	136.4	125.2
Refinanced taxes	45.5	19.6
IRRF (Income tax withholding income tax)	17.7	27.7
FGTS (Government Employee Severance Indemnity Fund)	7.2	7.4
PIS and COFINS (iii)	5.6	29.4
Others	13.5	15.0

	476.0	532.8
Income tax and social contribution	11.2	10.0

	487.2	542.8
Less - current portion	100.4	89.5

Long-term portion	386.8	453.3

The Company is challenging, through both administrative and judicial proceedings, the constitutionality, of the tax base for purposes of its calculation and expansion, as well as the rate increase on certain taxes, social contributions and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years. By means of administrative and judicial proceedings, the Company has obtained injunctions and similar measures to suspend collection or offset payment of taxes and social contributions and charges. Provisions have been recorded for the amount of taxes not collected (suspended) due to preliminary legal decisions, and updated based on changes in the SELIC interest rate until that the final and definitive decision is obtained and are comprised mainly of the following issues:

(i)	The Company is claiming constitutional immunity for the social contribution on exports and the right to recognize IPI credit on exempt purchases, which are taxed at a zero rate or non taxed. The social contribution on exports lawsuit is with the Federal Supreme Court, awaiting judgment of an Extraordinary Appeal, in which a suspensive effect was granted in the Company’s favor. Additionally the Company included part of the administrative processes of social contribution of 2001 in the Tax Amnesty and Refinancing program established by Provisional Measure No. 449, later converted into Law No. 11941/09 (“REFIS”). The application to the program resulted in the reversal of US$ 9.6 reflected in the Financial income (expense). From the amount involved of US$ 241.3 in the year ended in 2011, the Company has made court-mandated escrow deposits of US$ 97.1 (Note 12).

The payment in installments was claimed in May 2011 and includes income tax totaling US$ 33.9, the outstanding balance of which as of December 31, 2011 was US$ 20.0.

(ii)	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995, the liability for which is suspended following a lower court decision in a civil suit. The amount involved US$ 103.0 at December 31, 2011 (2010 – US$ 106.3).

On February 18, 2009, the Company filed a suit contesting the payment of social security on dismissal notices paid. As a result of a lower court injunction in favor of the Company, the amounts relating to notices to be paid were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a definitive successful outcome of the court case. The process was judged in favor of the Company by the Federal Court 3rd Region and is awaiting judgment on the Federal Union appeal. The amount involved at December 31, 2011 is US$ 8.2 (December 31, 2010 – US$ 6.9).

(iii)

This refers to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund) which the Company is contesting for certain periods. The dispute involving the calculation was based on the non-cumulative system, which was included under the terms of Law 11,941/09, and the suit was consequently discontinued. The

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Company continues to contest by lawsuit the criteria for the benefits application related to the payments installments. The other dispute relates to the addition of the exchange rate gains/losses in the PASEP basis for calculation. The amount involved in the suit is US$ 5.1.

The amount of US$ 23.7, related to the provision for COFINS, was included in the administrative process to pay certain tax debts in installments, established by the Law No. 11941/09, in May 2011. The remaining balance is US$ 18.4.

The provisions for the above cases will remain open until a final unappealable decision is received.

25.	Other Provisions

	12.31.2011	12.31.2010

Provisions related to payroll	171.9	154.6
Product warranty (i)	115.8	128.7
Employee profit-sharing program	33.4	43.0
Post-retirement benefits (Note 26)	4.4	12.9
Other	13.0	20.1

	338.5	359.3
Less - current portion	271.1	309.6

Long - term portion	67.4	49.7

(i)	Recorded to cover the expenditures related to products, including warranties and contractual obligations to implement improvements to aircraft delivered to meet performance targets.

In 2011, the Company reassessed its estimate of provisions for product warranty programs related to the Executive aviation programs. This reassessment occurred upon the Company reviewing the historical data from the Legacy program. As a result of this review, the Company reversed in 2011, US$ 13.4 of the total amount of the provision for product warranty. As a result of this review, for the aircraft delivered in 2011 the amount recorded was US$ 0.7 less than that would have been recognized under the former criteria.

The activity in the provision account was as follows:

	Accrued payroll and related charges	Accrued employee profit sharing	Product warranties	Post retirement benefits	Others	Total
At January 1, 2009	125.0	30.5	117.6	2.8	11.0	286.9
Additions	71.3	59.9	97.5	0.1	33.2	262.0
Used/payments	—	(33.1)	(36.1)	—	(16.8)	(86.0)
Reversals	(86.2)	(22.3)	(56.9)	—	(10.3)	(175.7)
Translation adjustments	23.3	3.2	0.1	—	2.3	28.9

At December 31, 2009	133.4	38.2	122.2	2.9	19.4	316.1

Additions	75.2	57.8	65.2	10.0	13.7	221.9
Used/payments	(59.4)	(5.4)	(50.1)	—	(10.2)	(125.1)
Reversals	—	(50.4)	(8.6)	—	(0.6)	(59.6)
Translation adjustments	5.4	2.8	—	—	(2.2)	6.0

At December 31, 2010	154.6	43.0	128.7	12.9	20.1	359.3

Additions	230.7	27.8	387.0	1.1	2.3	648.9
Used/payments	(191.0)	(3.0)	(75.5)	(9.6)	—	(279.1)
Reversals	—	(32.6)	(324.4)	—	(9.4)	(366.4)
Translation adjustments	(22.4)	(1.8)	—	—	—	(24.2)

At December 31, 2011	171.9	33.4	115.8	4.4	13.0	338.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

26.	Provisions for contingencies

The Company had the following provision for contingencies:

	12.31.2011	12.31.2010

Labor related	36.2	46.1
Tax related	25.8	30.7
Civil related	0.7	—

	62.7	76.8
Less - current portion	5.3	7.5

Long - term portion	57.4	69.3

The activity in the provision for contingencies account was as follows:

	Labor	Tax	Civil	Total
At January 1, 2009	23.0	20.3	6.1	49.4
Additions	7.8	—	—	7.8
Interest	3.3	0.8	—	4.1
Monetary adjustments	—	—	—	—
Payments	(1.5)	(0.7)	(6.1)	(8.3)
Reversals	(6.9)	—	—	(6.9)
Translation adjustments	7.2	7.5	—	14.7

At December 31, 2009	32.9	27.9	—	60.8

Additions	6.4	0.6	—	7.0
Interest	4.7	0.4	—	5.1
Payments	2.2	1.8	—	4.0
Reversals	(0.6)	—	—	(0.6)
Translation adjustments	0.5	—	—	0.5

At December 31, 2010	46.1	30.7	—	76.8

Additions	6.6	—	—	6.6
Interest	9.6	1.1	—	10.7
Reclassifications	(0.7)	(0.1)	0.8	—
Payments	(1.9)	(2.9)	—	(4.8)
Reversal	(18.9)	(2.9)	—	(21.8)
Translation adjustments	(4.6)	(0.1)	(0.1)	(4.8)

At December 31, 2011	36.2	25.8	0.7	62.7

The Company is party to labor and tax lawsuits and is contesting these cases at both the administrative and judicial levels. The lawsuits are supported by judicial deposits, when applicable and recorded in Other assets. The provisions for probable losses in these lawsuits are estimated and updated by Management, based on the advice of the Company’s external legal counsel.

The nature of the obligations is summarized below:

(i)	Labor contingencies

The labor contingencies relate to claims brought by trade unions representing the employees or individual claims in which former employees claim overtime, productivity, reinstatement, allowances, backdating of salary increases and readjustments.

The principal claims pending were filed by the trade union in 1991, seeking to backdate a salary increase given by the Company in January and February 1991 to November and December 1990. By September 30, 2009, approximately 97% of the employees and former employees had made settlements with the Company. Another lawsuit claims price-level restatement of the Verão and Collor 1 economic plans on the 40% FGTS penalty paid to employees employed by the Company between February 1989 and April 1990 and dismissed between 1989 and June 2003. In September 2007, the Company signed an agreement that provided for payments to begin in October 2007. By December 31, 2011, the Company had made payments to 85% of the former employees.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The total amount of these lawsuits awaiting judgment is estimated at approximately US$ 53.3, of which US$ 36.2 is provisioned as the losses are considered probable. The proceedings are at various levels. Based on the advice of the Company’s legal advisors and the success of certain judgments and negotiations that are expected to occur, the provisioned amount is considered adequate by Management to cover probable losses in these cases. The likelihood of a negative outcome related to the remaining amount of US$ 17.1 is considered possible by the Company’s legal advisors and, for this reason, no related provision has been recorded in the financial statements.

(ii)	Tax

The principal tax lawsuits in progress are as follows:

•

Social security contributions - the Company was notified by the authorities for not withholding social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay additional allowances for work environment risks. This lawsuit is at the 1st court level. The amount involved in these lawsuits, for which a full provision has been recorded, is US$ 12.7.

•

FUNDAF - Special Fund for Development and Improvement of Inspection Activities (FUNDAF) - in March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of the contribution. As a result of this new notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in Company’s favor. The lawsuit is at the 2nd court level. The amount involved in this case at December 31, 2011 is US$ 5.9, for which a full provision has been recorded.

•

Import duty - Refers to an AIIM filed as a result of an alleged breach of the maximum period for complying with drawback and disputes concerning product tax classifications. These lawsuits are at the 2nd and 1st court levels, respectively. The amount involved in these lawsuits at December 31, 2011, for which a full provision has been recorded, is US$ 2.9. This amount is net of the judicial deposits of the same amount.

•

CIDE - Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without having altered the calculation base. After a first inspection of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Secretariat notified the Company to pay the difference on the calculation base charged in the above period. The Company filed a defense to the administrative lawsuit, which is currently at the Federal Revenue Judgment Office awaiting a hearing at the 1st level. The amount involved is US$ 2.7 at December 31, 2011.

There are other tax lawsuits in progress which total US$ 1.6 at December 31, 2011.

Possible contingent liabilities

In response to a tax assessment notice filed by the Brazilian Federal Revenue Authorities in June 2010 and September 2011, the Company is contesting the basis of calculation, the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution. The amount involved at December 31, 2011 is US$ 181.5. The Company filed a defense challenging the notification within the legal timeframe and is awaiting the revenue office’s assessment and judgment of its defense. The likelihood of a negative outcome in this dispute is considered possible by the Company’s legal advisors and, for this reason, no provision has been recorded in the financial statements.

The Company received a subpoena from the SEC, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U. S. Foreign Corrupt Practices Act (“FCPA”), the Company retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The investigation remains ongoing and the Company, through its outside counsel, continues to cooperate fully with the authorities responsible for reviewing the matter (SEC and US Department of Justice). Management, with the support of the Company’s outside counsel, has concluded that, as of December 31, 2011, it is still not possible to estimate the duration, scope or results of the investigation. In the event that an illegal activity is identified or the parties enter into an agreement to bring finality to the matter, the Company may be required to pay substantial fines, as provided in the FCPA. Management, based upon the opinion of the Company’s outside counsel, understands that, as of December 31, 2011, there is no basis for estimating reserves or quantifying any possible contingency.

27.	Post-Retirement Benefits

(a)	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. Contributions by the Company’s to the plan for the years ended December 31, 2011 and 2010 were US$ 28.4 and US$ 22.8, respectively.

(b)	Post-retirement healthcare benefits provided by the Parent company

Until November 2011, the Company and its Brazilian subsidiaries maintained a healthcare plan for retired Brazilian employees, considered a post-employment benefit, for which it had made an accrual of US$ 9.6 on December 31, 2010, based on actuarial studies.

Beginning in December 2011, the Company amended the plan and changed the method of the plan benefits are charged to employees, now based on the employees’ age groups. This action has mitigated the Company’s exposure regarding this benefit and allowed the reversal of the provision made in 2010, as there is no actuarial obligation at the date of the amendment in the plan. This reversal was recorded in Selling expenses, Administrative expenses and Cost of sales and services.

(c)	Post-retirement healthcare benefits provided by subsidiaries

EAH sponsors post-retirement medical care which was modified in 2007. Employees hired since 2007 do not have the right to this benefit. The expected cost for the benefited employees and their dependents is accrued based on actuarial valuations.

The change in the post-retirement benefits for the years ended December 31, 2011 and 2010 is summarized as follows:

	Other Post retirement
	Benefits
	12.31.2011	12.31.2010
Benefits Obligations - beginning of the year	4.6	4.2
Interest cost	0.3	0.3
Actuarial loss	0.8	0.3
Benefits paid to participants	(0.2)	(0.2)

Benefits Obligations - end of year	5.5	4.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The changes in plan assets for the years ended were as follows:

	Other Post retirement Benefits
	12.31.2011	12.31.2010
Fair value of plan assets - beginning of the year	1.3	1.4
Actual return on plan assets	—	0.1
Benefits paid to participants	(0.2)	(0.2)

Fair value of plan assets - end of year	1.1	1.3

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit cost as of December 31, 2011 and 2010 is included in other provisions (Note 25) and its components are summarized as follows:

	Other Post retirement Benefits
	12.31.2011	12.31.2010
Accrued cost - Funded status	(4.4)	(3.3)

	(4.4)	(3.3)

The principal actuarial assumptions utilized at December 31, 2011 and 2010 were as follows:

	Other Post retirement
	Benefits (%)
	%	%
	12.31.2011	12.31.2010

Average discount rate	5.25	5.75
Net periodic benefit cost	4.50	5.25
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

The components of net periodic benefit cost were as follows:

	12.31.2011	12.31.2010
Service cost	(0.1)	(0.1)
Interest cost	(0.3)	(0.2)
Expected return on plan assets	0.1	0.1
Amortization of prior service cost	0.2	0.2
Amortization of loss	(0.1)	(0.1)

Net periodic (benefit)	(0.2)	(0.1)

Net (benefit)	(0.3)	(0.1)

The net benefit cost (benefit) is included in selling expenses and in administrative expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The composition of plan assets at December 31, 2011 and 2010 was as follows:

	12.31.2011	12.31.2010
Mutual funds invested primarily in stocks	68%	60%
Mutual funds invested primarily in bonds	31%	37%
Other - cash	1%	3%

	100%	100%

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement(%)
2012	0.3
2013	0.3
2014	0.3
2015	0.3
2016	0.3
2017 - 2021	1.6

3.1

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7% was assumed. The rate is expected to decrease to 5% in 2012. Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. A one percentage point change in assumed health care cost trend rates would not have material effects on the post-retirement benefit.

28.	Shareholders’ equity

(a)	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2011 is US$ 1,438.0 and comprises 740,465,044 common shares, without par value, of which 16,798,400 shares are held in Treasury.

(b)	Brazilian Government Golden share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company’s name or its corporate objective;

II - Alteration and/or application of the Company’s logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company’s stock control;

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(c)	Treasury Shares

Treasury shares comprised, as of December 31, 2011, 16,798,400 common shares purchased and held in Treasury during which time their voting and economic rights will be suspended. The activity of Treasury shares is shown below:

			Share value
	USD	Quantity	(USD)
In the beggining of the year (i)	183,743	16,800,000	10.94
Used for stock option plan (ii)	(18)	(1,600)	10.94
	—	—	—

At December 31, 2011	183,725	16,798,400	10.94

(i)	Relates to 16,800,000 common shares mainly acquired on April 4, 2008, amounting to US$ 183.7, charged to the Reserve for investment and working capital as approved by the Board of Directors on December 7, 2007.

(ii)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees (Note 29).

At December 31, 2011 the market value of the shares held in Treasury was US$ 105.3 (2010 - US$ 119.0).

(d)	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received for investments in research and development by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

(e)	Statutory reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

(f)	Interest on own capital

According to Brazilian fiscal legislation, interest on own capital, paid or registered as a provision, is recorded in the accounts as a financial expense for tax purposes. However, for purposes of these financial statements, the amount is disclosed as a part of the net income for the year, and reclassified to shareholders’ equity; the tax benefits arising from the distributions are included the net income for the year.

In meetings held in 2011, the Statutory Board of Directors approved the distribution of interest on own capital as follows:

•

On March 16, 2011, it approved the payment of interest on capital of US$ 26.7 or US$ 0.04 per share, for the first quarter of 2011, subject to withholding tax of 15%, respecting legal exemptions which was paid from April 19, 2011, without interest;

•

On June 9, 2011, it approved the payment of interest on capital of US$ 46.4 or US$ 0.06 per share, for the second quarter of 2011, subject to withholding tax of 15%, respecting legal exemptions which was paid from July 22, 2011, without interest;

•

On September 14, 2011, it approved the payment of interest on capital of US$ 35.1 or US$ 0.05 per share, for the third quarter of 2011, subject to withholding tax of 15%, respecting legal exemptions which was paid from October 17, 2011, without interest.

(g)	Proposed dividends

In conformity with the Company’s bylaws, the shareholders are entitled to minimum mandatory dividends or interest on own capital equivalent to 25% of annual net income, adjusted by law.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in Real as Brazilian Corporate Law establishes that all dividends are determined and paid based on Real amounts in the legal books, is shown below:

	12.31.2011	12.31.2010
Net income for the year	156.3	573.6
Investment Subsidy	(11.1)	(15.3)
Legal Reserve	(7.8)	(28.7)

	137.4	529.6

Minimum mandatory dividend (25%)	34.3	132.4

Dividends:
Interest on own capital, net of tax	158.6	176.9
Interest on own capital, above minimum mandatory (i)	—	(45.3)

Total stockholder remuneration	158.6	131.6

Payments of the year	(158.5)	(49.6)

Total shareholders remuneration of previous period	0.2	0.2

Total shareholders remuneration - In millions of Brazilian reais	0.2	82.3

Total shareholders remuneration - In millions of US$	0.1	49.4

(i)	The excess amount is reclassified from current liabilities to Additional dividends proposed in the Revenue reserve in shareholder’s equity and is distributed in the period following the shareholders’ approval.

(h)	Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company’s working capital. The reserve may also be used to (i) redeem, reimburse or purchase shares of the Company and (ii) be distributed to the shareholders.

(i)	Other Comprehensive Income

Comprises the following adjustments:

i)	Foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real);

ii)	Foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency;

iii)	Other comprehensive income - these refer to unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

29.	Stock Compensation

The Extraordinary General Meeting of April 19, 2010 approved the Stock option grant program offered to directors and employees of the Company and its subsidiaries who have been employed for at least two years. Vesting under the program’s policy occurs at three moments: term (i) from 20% after the first year, (ii) from 30% after the second year (iii) from 50% after the third year, always taking the date on which each stock option was granted.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The exercise price of each option is established on the grant date based on the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any speculative trading. Participants will have a maximum of five years to exercise the option, as from the grant date.

Stock options granted

•

On April 30, 2010, call options were granted for 6,510,000 shares, with an exercise price of R$ 10.19 (US$ 5.89) per share. The fair value attributed to these options was based on the Black-Scholes pricing model, whereby the value of each option was calculated at R$ 1.77 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 2.74 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.44 (US$ 1.99) for the portion that may be exercised as from the end of the third year. This model takes into consideration the value of the underlying asset, the exercise price, time remaining before exercising, probability of the option being exercised, historical volatility based on daily closing price of the shares over the last six months and the weighted interest rate for the period of each lot based on the DI interbank interest rate published by BM&FBOVESPA. The vesting period was determined in accordance with the Management decision and considers the end of the grace period as the basis for calculation. Accordingly, the options were calculated with defined exercise timeframes of one year, two years and three years as the options are expected to be exercised at the end of each grace period.

•

On January 18, 2011, call options were granted for 6,345,000 shares and on March 16, 2011 additional call options for 150,000 shares were granted, with an exercise price of R$ 12.05 (US$ 7.20) and R$ 12.89 (US$ 7.73) per share, respectively. The fair value attributed to the options was based on the Black-Scholes pricing model, whereby the value of each option granted on January 18, 2011 was calculated at R$ 1.89 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 2.88 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.62 (US$ 1.99) for the portion that may be exercised as from the end of the third year. For the option granted on March 16, 2011 the calculated fair values were R$ 2.11 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 3.22 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 4.08 (US$ 1.99) for the portion that may be exercised as from the end of the third year.

	12.31.2011
	Quantity of options
	Grants	Exercised (i)	Canceled (ii)	Outstanding	Exercisable	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on april 30, 2010	6,510,000	(1,600)	(333,000)	6,175,400	1,233,800	10.19	5.89
Grants on january 18, 2011	6,345,000	—	(420,000)	5,925,000	—	12.05	7.20
Grants on march 16, 2011	150,000	—	—	150,000	—	12.89	7.73

As of December 31, 2011	13,005,000	(1,600)	(753,000)	12,250,400	1,233,800

(i)	Call of 1,600 shares related to the first options granted by the Company.

(ii)	The cancellations refer to shares granted to member of the Statutory Board of Directors and employees who no longer work for the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

30.	Earnings per Share

(a)	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	12.31.2011	12.31.2010	12.31.2009

Net income attributable to owners of Embraer	111.6	330.2	465.2

Weighted average number of shares (in thousands)	723,667	723,665	723,665

Basic earnings per share - U.S. dollars	0.1542	0.4563	0.6428

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potential diluted shares. The Company has only one category of potential diluted shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	12.31.2011	12.31.2010	12.31.2009

Net income attributable to owners of Embraer	111.6	330.2	465.2

Weighted average number of shares (in thousands) - diluted	723,667	723,665	723,665
Dilution for the issuance of stock options (in thousands) (i)	1,181	354	—

Weighted average number of shares (in thousands) - diluted	724,847	724,019	723,665

Diluted earnings per share - U.S. dollars	0.1540	0.4562	0.6428

(i)	Refers to the effect of potentially dilutive shares for the year ended December 31. There was no dilutive effect for shares for 2009.

Potential anti-dilution effects of shares related to shares to be used in the stock compensation program, which were excluded from the calculation of diluted earnings per share, totaled 289,600 shares at December 31, 2011. At December 31, 2010 and 2009 there were no anti-dilutive effects.

The anti-dilution effect may change in the future based on changes in the share quotation.

31.	Employee Profit Sharing-Plan

The Company provides an employee profit sharing plan which was approved by the Statutory Board of Directors in April 1996, as amended in December 2008, which allows the employees to participate in the Company’s profit and is linked to a performance plan. A performance appraisal measures the results and the attainment of specific goals against those established and agreed upon at the beginning of each year. Through 2009, the profit sharing expense was equivalent to 12.5% of net income for the year, determined in accordance with the then US GAAP financial statements.

Upon adoption of IFRS, the net income determined in accordance with IFRS and presented in Real became the basis for the profit sharing. Of the distributable amount, 30% is distributed in equal parts to all employees and 70% proportional to salaries.

In 2011, exceptionally, the employee profit sharing amount was calculated disregarding the effects of the changes in the financial guarantee provisions (Note 38).

The Company recorded US$ 43.7, US$ 41.3 and US$ 33.7 in employee profit sharing in 2011, 2010 and 2009, respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

32.	Other Operating Income (Expense), Net

	12.31.2011	12.31.2010	12.31.2009
Financial Guarantee (i)	(278.0)	—	(103.0)
Taxes on other revenues	(24.0)	0.5	(7.5)
Expenses system project	(8.0)	(7.3)	(3.6)
Aircraft maintenance and flights costs - fleet	(6.2)	(22.9)	(26.2)
Flight safety standards	(4.1)	(3.5)	(2.9)
Product modifications	(4.0)	(4.8)	(4.9)
Contractual fines (ii)	63.7	21.9	60.4
Other sales	9.8	6.3	3.9
Recovery of expenses	8.9	8.0	8.0
Royalties	7.5	6.8	5.7
Provision for contingencies	6.5	—	—
Others	6.4	4.4	(7.1)
Restructuring expenses (iii)	—	—	(61.3)

	(221.5)	9.4	(138.5)

(i)	In 2011, financial guarantee provisions were complemented to meet the increased exposure to loss caused by the certain customers filing for Chapter 11 (Note 38);

(ii)	Largely comprises fines charged to customers for cancellation of sales agreements; and

(iii)	Incurred costs related to personnel based on demand for Commercial and Executive business units.

33.	Revenue and (Expenses) by Nature

The Company opted to present the statements of income by function. The table shows the detailed costs and expenses by nature:

	12.31.2011	12.31.2010	12.31.2009
As presented as statements of Income:
Revenue	5,803.0	5,364.1	5,497.8
Cost of sales and services	(4,483.2)	(4,338.1)	(4,428.4)
Administrative	(259.0)	(197.5)	(191.3)
Selling	(415.1)	(374.1)	(304.6)
Research	(85.3)	(72.1)	(55.6)
Other income (expenses), net	(337.5)	9.4	(138.5)
Equity	(0.3)	—	—

Operating profit before financial income (expense)	222.6	391.7	379.4

Revenue (expenses) by nature:
Revenue from sales of goods	5,193.0	4,977.0	5,190.3
Revenue from sales of services	688.0	448.6	372.7
Sales deductions and tax on revenue	(78.0)	(61.5)	(65.2)
Material cost	(4,244.4)	(4,118.9)	(4,197.1)
Depreciation	(109.3)	(103.0)	(115.2)
Amortization	(129.5)	(116.2)	(114.1)
Personnel expenses	(335.0)	(282.8)	(251.7)
Selling expenses	(97.0)	(99.8)	(86.8)
Other operating (expense) income	(665.2)	(251.7)	(353.5)

Operating profit before financial income (expense)	222.6	391.7	379.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

34.	Financial Income (Expense), Net

	12.31.2011	12.31.2010	12.31.2009
Financial income:
Interest on cash and cash equivalents and financial assets	133.8	115.5	98.5
Interest on receivables	25.9	23.6	47.0
Residual value guarantee			1.1
Gains on financial transactions	0.3	0.7	0.8
Other	0.6	0.5	5.2

Total financial income	160.6	140.3	152.6

Financial expenses:
Interest on loans and financing	(100.7)	(90.3)	(117.1)
Interest on taxes, social charges and contributions	(13.8)	(11.4)	(9.5)
Financial restructuring costs	(10.4)	(8.4)	—
IOF tax on financial transactions	(3.1)	(1.6)	(2.9)
Residual value guarantee (i)	(110.0)	(2.7)	—
Other	(13.3)	(8.4)	(12.9)

Total financial expenses	(251.3)	(122.8)	(142.4)

Financial income, net	(90.7)	17.5	10.2

(i)	In 2011, the residual value guarantee provision were complemented to meet the increased exposure to loss caused by the some certain customers filing for Chapter 11 (Note 38);

35.	Foreign Exchange Gains (Losses), Net

	12.31.2011	12.31.2010	12.31.2009
Monetary and foreign exchange variations
Assets :
Trade accounts receivable	(17.0)	11.3	35.3
Advances to suppliers	2.1	(0.9)	(0.3)
Cash and cash equivalents and financial assets	(120.6)	27.5	240.8
Tax credits	(14.6)	(7.5)	27.6
Other	(23.0)	30.0	18.0

	(173.1)	60.4	321.4

Liabilities :
Advances from customers	12.7	(11.3)	(28.7)
Loans and financing	76.5	(7.4)	(220.1)
Suppliers	5.5	(0.8)	(5.5)
Accounts payable	4.3	(4.4)	(6.8)
Taxes and charges payable	56.4	(29.8)	(97.0)
Deferred taxes	0.2	—	—
Provisions	25.0	(8.9)	(36.5)
Provisions for Contingencies	7.5	(3.6)	(2.8)
Other	(2.0)	(1.7)	(6.2)

	186.1	(67.9)	(403.6)

Net monetary and foreign exchange variations	13.0	(7.5)	(82.2)

Derivative instruments	7.0	6.4	13.4

Foreign exchange gain (loss), net	20.0	(1.1)	(68.8)

36.	Income Taxes

a)	Deferred taxes

As the tax basis for the majority of the Company’s assets and liabilities is recorded in Real and the accounting basis is measured in dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets represented by tax loss carryforwards.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

	12.31.2011	12.31.2010

Deferred tax assets	65.9	139.1
Deferred tax liabilities	(23.0)	(11.4)

Deferred tax assets (liabilities), net	42.9	127.7

The components of deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	12.31.2011	12.31.2010	12.31.2009

Tax loss carryforwards	5.1	5.7	10.4
Temporarily non-deductible provisions	436.8	389.5	362.8
Difference from tax basis and accounting basis of non-monetary assets (i)	26.1	168.3	170.8
Effect of IFRS adjustments (ii)	64.5	41.5	43.9
Research and development tax incentives	(338.1)	(382.4)	(353.4)
Property, plant and equipment revaluation 1990	(6.6)	(7.8)	(7.8)
Property, plant and equipment revaluation 1988	(1.8)	(2.2)	(2.3)
Translation effects	(0.4)	(6.1)	(9.3)
Law 11,638/07 adjustments	(75.3)	(26.3)	(19.1)
Others	(67.4)	(52.5)	(40.5)

Deferred tax assets (liabilities), net	42.9	127.7	155.5

(i)	The effects of translation of the income derive mainly from the exchange variation on the tax base of non-monetary assets (inventories, property, plant and equipment and intangible assets) realized during the year.

(ii)	Deferred income tax related to differences between tax basis and corporate accounting basis that is mainly comprised of residual value guarantees and unrealized profits.

The change in the deferred income tax is as follows:

	From the statement of income	Other comprehensive income	Total

At January 1, 2010	167.2	(11.7)	155.5

Tax loss carryforwards	5.2	—	5.2
Social contribution of negative basis	(9.9)	—	(9.9)
Temporarily non-deductible provisions	26.6	—	26.6
Differences from tax basis and accounting basis of non-monetary assets	(2.5)	—	(2.5)
Research and development tax incentives	(29.0)	—	(29.0)
Price index restatement reserve	—	(2.3)	(2.3)
Cumulative translation adjustments for investments	0.1	—	0.1
IFRS Effect	(9.6)	3.2	(6.4)
Others	(9.6)	—	(9.6)

At December 31, 2010	138.5	(10.8)	127.7

Tax loss carryforwards	(5.4)	—	(5.4)
Temporarily non-deductible provisions	96.3	—	96.3
Differences from tax basis and accounting basis of non-monetary assets	(123.4)	—	(123.4)
Differences from tax basis and accounting basis	11.3	—	11.3
Research and development tax incentives	1.6	—	1.6
Translation effects	—	(0.9)	(0.9)
Price index restatement reserve	0.2	—	0.2
Cumulative translation adjustments for investments	—	5.0	5.0
IFRS Effect	(52.0)	—	(52.0)
Others	(17.5)	—	(17.5)

At December 31, 2011	49.6	(6.7)	42.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b)	Composition of current and deferred tax

Below is the composition of income (expense) segregated between current and deferred taxes:

	12.31.2011	12.31.2010	12.31.2009

Recording of tax losses	(6.0)	(4.9)	(6.0)
Increase (decrease) in unrecognized credits	(1.3)	—	(2.5)

Tax losses	(7.3)	(4.9)	(8.5)

Effect of increase (decrease) in temporary differences	(30.1)	(14.2)	206.4
Effect of differences from Law 6,404/76 to Law 11,638/07	(58.2)	(7.2)	(5.5)
Effect of differences from Law 11,638/07 to IFRS	10.6	(2.4)	(5.5)

Temporary differences	(77.7)	(23.8)	195.4

Deferred (expense) tax benefit	(85.0)	(28.7)	186.9

Tax benefit (expense) for the year	(42.1)	(34.0)	(28.8)

Total income tax and social contribution income (expense)	(127.1)	(62.7)	158.1

c)	Reconciliation of income tax expense

	12.31.2011	12.31.2010	12.31.2009
Profit before taxation	247.5	408.1	320.8

Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(84.2)	(138.8)	(109.1)

Non-deductible expenses:
Tax on profits of overseas subsidiaries	(43.5)	(0.8)	—
Translation effects for investments	44.7	0.2	(121.9)
Research and development tax incentives	56.4	63.4	59.7
Interest on own capital	45.9	40.4	33.9
Differences between tax basis (Real) and functional currency measurement basis (US dollar)	(139.9)	(2.5)	290.4
Translation effects	20.8	—	—
Fiscal credits (recognized and non recognized) and tax rate	(18.6)	—	—
Other	(8.7)	(24.6)	5.1

	(42.9)	76.1	267.2

Income tax and social contribution income (expense) benefit as reported	(127.1)	(62.7)	158.1

The recognition of the above mentioned amounts resulted in an effective tax rate of 51.35%, 15.36% and 49.28% at December 31, 2011, 2010 and 2009, respectively.

37.	Impairment test

At December 31, 2011 and 2010, the Company performed an evaluation of all of its cash-generating units (“CGU’s”). No evidence of indications of impairment was identified. The Company performed impairment tests also for the CGUs which include intangible assets under development and property, plant and equipment.

The recoverable amount of the CGUs was determined based on calculations of the value in use. These calculations use cash flow projections of income before income tax, based on financial budgets approved by Management over a period of five years.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Discount rates - the discount rates used are based on market rates considering the period of budgeted cash flow used by the Company, being 1.83% p.a. at December 31, 2011 and 2.17% p.a. at December 31, 2010.

No impairment losses for intangible assets or property, plant and equipment were recognized in 2011 and 2010.

38.	Financial Guarantees and Residual Value Guarantees

Below is the activity of the financial guarantees:

	Financial guarantee	Financial guarantee of residual value	Additional provision (i)	Total

At January 01, 2009	163.5	9.5	—	173.0
Additions	0.7	—	103.0	103.7
Market value	—	(1.1)	—	(1.1)
Guarantee recognition	(18.5)	—	—	(18.5)

At December 31, 2009	145.7	8.4	103.0	257.1

Additions	0.5	—	—	0.5
Market value	—	2.7	—	2.7
Guarantee recognition	(13.9)	—	(26.9)	(40.8)

At December 31, 2010	132.3	11.1	76.1	219.5

Additions	—	—	362.8	362.8
Disposals	—	—	(23.2)	(23.2)
Reversals	(42.2)	—	(42.0)	(84.2)
Market value	—	34.4	—	34.4
Guarantee recognition	(14.4)	—	—	(14.4)

At December 31, 2011	75.7	45.5	373.7	494.9

(i)	Additional provisions:

•

MESA - In 2009, as a result of MESA AirGroup having filed for creditor protection under Chapter 11, in January 5, 2010, with the Southern District of the City in New York, US, the Company recorded a provision for covering losses in relation to the Company’s financial guarantee obligations offered to the lender and other equity investors in respect of 36 aircrafts ERJ 145 acquired by Mesa, using the Company’s best estimates at the time. In 2010 and 2011, the guarantees were exercised by the lender and the Company settled the obligations totaling US$ 50.1 and recorded the total rights acquired of US$ 74.5. The Company decided to complement the financial guarantee provisions by recording the amount of US$ 78.0 in Other operating (expense) income in 2011, as the negotiations for the aircraft sales did not develop and as the lender will likely dispose of the assets in short term. At December 31, 2011, the provision reflects the total liability to which the Company is exposed.

•

At the end of 2011, as a result of American Airlines (“AMR”) having filed for creditor protection under Chapter 11, the Company recorded a provision to cover the losses in relation to the Company’s financial guarantee obligations offered to the lender for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145) acquired from the Company and that can be returned to the lender in the next years. Management believes that the definitive arrangement on the return of the aircraft will be finalized after negotiation between AMR and the lender.

•

In order to recognize the liabilities and considering the Company’s best disbursement estimate, the Company recorded in 2011 a provision of US$ 317.5, recorded in Other operating (expense) income and Financial income (expense) by US$ 241.9 and US$ 75.6, respectively. Prospectively, the provision amounts will be updated to reflect the present value on the financial statements dates, using the US Treasury Note’s rate that best reflects the current market evaluations and terms, as well as, circumstantial changes that may affect the disbursement flows and contractual terms between AMR and the lender. As of December 31, 2011, the Company’s maximum exposure in the relation to the financial guarantees issued to the lender is US$ 510.7.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

As of December 31, 2011 the Company had a US$ 12.0 guarantee deposit related to this operation.

39.	Financial Instruments

a)	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, and commercial papers debt securities, accounts receivable and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of noncurrent loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The fair values of financial instruments at December 31 are as follows:

	12.31.2011		12.31.2010
	Carrying	Fair	Carrying	Fair
	Amounts	value	amounts	Value

Financial assets
Cash and cash equivalents	1,350.2	1,350.2	1,393.1	1,393.1
Financial assets	808.3	808.3	785.6	785.6
Collateralized accounts receivable	487.6	487.6	538.2	538.2
Trade accounts receivable, net	506.0	506.0	349.3	349.3
Customer and commercial financing	102.2	102.3	70.5	70.5
Derivative financial instruments	28.7	28.8	22.3	22.3
Hedge accounting - fair value	2.2	2.2	—	—

Financial liabilities
Loans and financing	1,658.1	1,733.1	1,434.8	1,485.2
Trade accounts payable and others liabilities	1,387.7	1,387.8	1,332.5	1,332.5
Financial guarantee and residual value	494.9	494.9	219.5	219.5
Derivative financial instruments	1.2	1.2	2.2	2.2

b)	Classification

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the balance sheet date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those instruments whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2011
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Held for trading	666.2	0.4	89.8	756.4
Derivative financial instruments	—	28.8	—	28.8
Fair value hedge	—	2.1	—	2.1

Liabilities
Derivative financial instruments	—	1.2	—	1.2

	Fair value measurements at December 31, 2010
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total

Assets
Held for trading	402.0	219.2	103.4	724.6
Derivative financial instruments	—	22.3	—	22.3

Liabilities
Derivative financial instruments	—	2.2	—	2.2

Fair value measurements using significant unobservable inputs (level 3) for the year ended December 31, 2011

Beginning balance	103.4
Purchases (sales)	(13.5)
Profits (losses) unreallized	(0.1)

Ending balance	89.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Fair value measurements using significant unobservable inputs (level 3) for the year ended December 31, 2010

Beginning balance	138.0
Purchases (sales)	(37.3)
Profits (losses) unreallized	2.7

Ending balance	103.4

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

The Company’s risk management policy was established by the Executive Directors and submitted to the Statutory Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

(a)	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

Accordingly, the Company has been able to maintain cash surpluses over the balance of financial indebtedness and to assure liquidity by establishing and maintaining a standby credit line (Note 19).

The capital management may be changed due to economy scenario alterations or to strategic repositioning of the Company.

At December 31, 2011, cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 445.7 (US$ 691.8 in 2010) resulting, on a net basis, in a leverage-free capital structure.

Of the total financial indebtedness at December 31, 2011, 15.2% was short-term (5.1% in 2010) and the average weighted term was equivalent to 4.8 years (6.3 years in 2010). Own capital accounted for 35.2% and 37.3% of the total liabilities at the end of 2011 and 2010, respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(b)	Credit risk

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

The financial management policy establishes that assets in the investment portfolios in Brazil and overseas should have a minimum risk classification as investment grade, and also establishes a maximum exposure level of 15% of the shareholders’ equity of the issuing financial institution and, in the case of a non-financial institution, a maximum of 5% of the total amount of the issue.

Counterparty risks in derivative transactions are managed by contracting transactions through highly-rated financial institutions and registration with the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”).

(c)	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in Dollar and Real, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored daily by the Company, aiming to detect possible mismatches well in advance allowing the Company to adopt mitigation measures in advance, always trying to reduce the risk and financial cost.

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities.

	Total	Less than one year	One to three years	Three to five years	More than five years

At December 31, 2011
Loans	2,113.9	313.7	464.9	213.3	1,122.0
Suppliers	829.9	829.9	—	—	—
Recourse and Non Recourse Debt	462.6	312.8	31.8	44.6	73.4
Financial Guarantees	494.9	317.3	85.2	69.7	22.7
Other Liabilities	161.4	5.9	37.5	70.9	47.1
Capital Lease	3.2	1.4	1.6	0.2	—

Total	4,065.9	1,781.0	621.0	398.7	1,265.2

At December 31, 2010
Loans	1,947.7	131.8	546.7	136.1	1,133.1
Capital Lease	4.3	1.7	2.6
Suppliers	750.2	750.2	—	—	—
Recourse and Non Recourse Debt	470.2	111.8	219.0	21.3	118.1
Financial Guarantees	219.5	95.0	36.7	43.1	44.7
Other Liabilities	114.6	20.8	40.4	23.8	29.6

Total	3,506.5	1,111.3	845.4	224.3	1,325.5

At December 31, 2009
Loans	2,575.0	619.5	676.2	140.0	1,139.3
Capital Lease	20.0	5.2	8.1	5.8	0.9
Suppliers	596.3	596.3	—	—	—
Recourse and Non Recourse Debt	507.5	135.9	21.8	222.7	127.1
Financial Guarantees	257.1	120.5	35.0	42.0	59.6
Other Liabilities	1,031.7	276.5	327.2	195.8	232.2

Total	4,987.6	1,753.9	1,068.3	606.3	1,559.1

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m) at December 31, 2011

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(d)	Market risk

(i)	Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the assets income subject to floating interest rates and / or when the fluctuation in the determination of fair value price of assets or liabilities that are marked to market by fixed rates.

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

At December 31, 2011, the Company’s consolidated financial investments and loans and financing are indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Financial assets	923.1	42.77%	1,235.4	57.23%	2,158.5	100.00%
. In reais	—	0.00%	919.1	42.58%	919.1	42.58%
. In US dollars	821.4	38.06%	316.3	14.65%	1,137.7	52.71%
. In other currencies	101.7	4.71%	—	0.00%	101.7	4.71%

Loans	1,475.5	88.99%	182.6	11.01%	1,658.1	100.00%
. In reais	526.2	31.73%	94.8	5.72%	621.0	37.45%
. In US dollars	919.7	55.48%	87.8	5.29%	1,007.5	60.77%
. In other currencies	29.6	1.78%	—	0.00%	29.6	1.78%

AFTER DERIVATIVES

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Financial investments	923.1	42.77%	1,235.4	57.23%	2,158.5	100.00%
. In reais	—	0.00%	919.1	42.58%	919.1	42.58%
. In US dollars	821.4	38.06%	316.3	14.65%	1,137.7	52.71%
. In other currencies	101.7	4.71%	—	0.00%	101.7	4.71%

Loans	1,370.7	82.66%	287.4	17.34%	1,658.1	100.00%
. In reais	415.3	25.05%	205.7	12.40%	621.0	37.45%
. In US dollars	925.8	55.83%	81.7	4.94%	1,007.5	60.77%
. In other currencies	29.6	1.78%	—	0.00%	29.6	1.78%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

On December 31, 2011, the financial assets and loans post-fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Financial assets	1,235.4	100.00%	1,235.4	100.00%
. CDI	919.1	74.40%	919.1	74.40%
. LIBOR	316.3	25.60%	316.3	25.60%

Loans	182.6	100.00%	287.5	100.00%
. TJLP	93.7	51.35%	93.8	32.62%
. LIBOR	87.8	48.06%	81.9	28.50%
. CDI	1.1	0.59%	111.8	38.88%

(ii)	Foreign exchange rate risk

The Company adopts the dollar as functional currency (Note 2.2.(c)).

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs when Real denominated.

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, mismatches seeking to minimize future exchange rate gains/losses effects in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transaction s with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) to balance the portion of the Company’s expenses and obligations denominated in Real.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

At December 31, the Company’s assets and liabilities, denominated by currency, were as follows:

	Without the effect of		With the effect of
	derivative transactions		derivative transactions
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Loans
Brazilian reais	621.0	400.5	621.0	400.5
U.S. dollars	1,007.5	1,024.2	1,007.5	1,024.2
Euro	29.6	10.1	29.6	10.1

	1,658.1	1,434.8	1,658.1	1,434.8

Trade accounts payable
Brazilian reais	56.7	38.2	56.7	38.2
U.S. dollars	706.8	668.0	706.8	668.0
Euro	65.7	41.4	65.7	41.4
Other currencies	0.7	2.6	0.7	2.6

	829.9	750.2	829.9	750.2

Total (1)	2,488.0	2,185.0	2,488.0	2,185.0

Cash and cash equivalents and financial assets
Brazilian reais	919.1	1,051.9	919.1	1,051.9
U.S. dollars	1,137.7	1,039.1	1,137.7	1,039.1
Euro	20.2	20.6	20.2	20.6
Other currencies	81.5	67.1	81.5	67.1

	2,158.5	2,178.7	2,158.5	2,178.7

Trade accounts receivable:
Brazilian reais	55.0	44.7	55.0	44.7
U.S. dollars	402.8	252.7	402.8	252.7
Euro	48.1	51.5	48.1	51.5
Other currencies	0.1	0.4	0.1	0.4

	506.0	349.3	506.0	349.3

Total (2)	2,664.5	2,528.0	2,664.5	2,528.0

Net exposure (1 - 2):
Brazilian reais	(296.4)	(657.9)	(296.4)	(657.9)
U.S. dollars	173.8	400.4	173.8	400.4
Euro	27.0	(20.6)	27.0	(20.6)
Other currencies	(80.9)	(64.9)	(80.9)	(64.9)

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

Gains and losses on derivative transactions are recorded monthly in income, taking into account the realizable value of these instruments. The provision for unearned gains and losses is recorded in the balance sheet under Derivative financial instruments, and the contra item under Foreign exchange gain (loss), net, except for the operations designed as hedge accounting.

Hedge accounting – Fair value

At the time of designation of the hedge, the Company formally documents the relationship between hedging instruments and items that are hedged, including the risk management objectives and strategy in the conduct of the transaction, together with the methods to be used for evaluating the effectiveness of the relationship. The Company makes a continual assessment of the contract to conclude whether the instrument is “highly effective” in offsetting changes in fair value of the respective items of the subject contract during the period for which the hedge is designated, and actual results of each hedge are within the range 80% to 125%.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

On December 31, 2011 the Company designated for hedge accounting the derivative financial instruments (swap) designed to convert financing operations subject to fixed interest rate of 9.00% p.a. into a floating rate equivalent to a CDI (Interbank Deposit Certificate) rate of 75.08% p.a. The amount of funding and the reference value of the derivative correspond to R$ 200.0 millions.

Hedge Accounting of Cash Flow

At the time of initial designation of the hedge, the Company formally documents the relationship between hedging instruments and hedged items, including risk management objectives and strategy in the conduct of the transaction, together with the methods to be used for evaluating the effectiveness of the relationship. The Company continually evaluates the hedging relationship to conclude whether this relationship will be “highly effective” in offsetting changes in fair value of its hedging instruments and hedge during the period for which the hedge is designated as high performers and actual results of each hedging relationship within the range 80 to 125%.

The objective of hedge accounting of cash flow is to protect more probable flow of salaries, besides medical plan expenses that are Real denominated against the exchange rate risk. The related cash flow is expected to be realized monthly, initiating on January 2012 and finishing on January 2013. The projected cash flow will impact the statement of income in the moment the expenses are recognized.

On December, 31 2011, the Company designated as hedge accounting cash flow derivative financial instruments in the zero-cost collar form. Those instruments consist of the purchase of puts with strike price of R$ 1.75 and the sale of calls with average strike price of R$ 2.3490; have been contracted with the same counterparty and with zero net premium. The reference value of contracted instruments totaled R$ 756.0 millions (equivalent to US$ 432.0 converted to the exchange rate of R$ 1.75). The fair value of hedge accounting instruments on December 31, 2011 is presented in the “exchange swap contracts” section.

The fair value of hedge accounting instruments is determined through the Garman– Kohlhagen model, which is commonly used by market participants to measure similar instruments.

Cross-currency interest rate swaps

These cross-currency interest rate swaps are contracted with the main objective of exchanging the debt at floating rates for fixed interest rates, and exchanging US dollars for Real or vice-versa, as applicable. At December 31, 2011, the Company had no contracts subject to margin calls.

On December 31, 2011, the Company had hired a swap designated as fair value hedge, by which the debt with the reference value at Real in the amount of R$ 200.0 million equivalent to US$ 106.6 of a fixed rate of 9.00% p.a. for a floating rate of 75.08% p.a. CDI (Interbank Deposit Certificate).

On December 31, 2011, the Company contracted swaps which effectively converted US$ 159.6 of obligations with and without recourse from a fixed interest rate of 5.98% p.a. to a floating interest rate of LIBOR + 1.21% p.a., and through a subsidiary hired a swap transaction in the amount of U$ 5.9 converting financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to fixed rates of 5.23% p.a.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The swap operations were as follows:

						Gain (loss)		Gain (loss)
Underlying transactions	Type	Original currency	Present currency	Notional amount (in thousands)	Average rate agreed - %	Book value 12.31.2011	Fair value 12.31.2011	Book value 12.31.2010	Fair value 12.31.2010
Recourse and non-recourse debt
Company asset	“Swap”	US$	US$	159.6	5.98%a.a.	28.6	28.6	20.9	20.9
Company liability	“Swap”			159.6	Libor + 1.21%a.a.
Counterparty
Natixis						28.6	28.6	20.9	20.9

Export financing - designated for Fair Value Hedging
Company asset	“Swap”	R$	R$	106.6	9.00% a.a.	2.2	2.2	—	—
Company liability	“Swap”			106.6	75.08% CDI a.a.
Counterparty
Bradesco						1.1	1.1
Goldman Sachs						1.1	1.1	—	—

Acquisition property, plant and equipment
Company asset	“Swap”	US$	US$	5.9	Libor 1M + 2.44% a.a.	(0.7)	(0.7)	(0.4)	(0.4)
Company liability	“Swap”			5.9	5.23% a.a.
Counterparty
Compass Bank						(0.7)	(0.7)	(0.4)	(0.4)

					Total	30.1	30.1	20.5	20.5

Swaps – these are valued at present value, at the market rate on the base date, of the future flows determined by applying the contractual rates up to maturity and discounting to present value on the date of the financial statements at the current market rates.

Exchange swap contracts

At December 31, 2011 the Company had contracted option operations that have been designated as a cash flow hedge in the amount of R$ 756.0 million equivalent to US$ 432.0 by purchasing a put option with the average exercise price of R$ 1.75 and selling a call option with average price of R$ 2.4390. At December 31, 2011 the closing rate between the put option and call option values generated no gain or loss.

Other derivatives

At December 31, 2011, the Company had swaps, equivalent to US$ 25.0 through which it has an asset linked to Exchange Coupon and a liability at a pre-fixed interest rate, as shown below:

						Gain (loss)		Gain (loss)
		Original	Present	Notional amount	Average rate	Book value	Book value	Book value	Book value
Underlying transactions	Type	currency	currency	(in thousands)	agreed - %	12.31.2011	12.31.2011	12.31.2010	12.31.2010
Other
Company asset	“Swap”	US$	US$	25.0	Coupon	(0.2)	(0.2)	(0.4)	(0.4)
Company liability	“Swap”			25.0	Fixed US dollar
Counterparty
JP Morgan						(0.2)	(0.2)	(0.4)	(0.4)

					Total	(0.2)	(0.2)	(0.4)	(0.4)

These swap contracts are subject to Brazilian sovereign risk, and in case of an event that limits the convertibility of the Brazilian Real and or change the in taxes, could result in the redemption of the operation in Brazil in the form of bonds issued by the Brazilian Government (“LTN’s” – National Treasury Bills) with a swap transaction into dollar for such securities.

Sensitivity analysis

In order to present a positive and negative variation of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2011, in the event of the occurrence of such variations in the risk component.

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

In the evaluating of the amounts exposed to the interest rate risk, only the financial statements risks were considered, that is, the operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force at the balance sheet dates.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) at the balance sheet dates.

a.	Interest risk factor

			Changes in book balances (*)
	Risk factor	Exposure at 12.31.2011	-50%	-25%	Probable scenario - %	25%	50%

Financial investments	CDI	919.1	(50.0)	(24.9)	(10.3)	24.9	50.0
Loans	CDI	1.1	0.1	—	—	—	(0.1)

Net impact	CDI	918.0	(49.9)	(24.9)	(10.3)	24.9	49.9

Financial investments	Libor	316.3	(0.4)	(0.2)	0.4	0.2	0.4
Loans	Libor	87.8	0.1	—	(0.1)	—	(0.1)

Net impact	Libor	228.5	(0.3)	(0.2)	0.3	0.2	0.3

Financial investments	TJLP	—	—	—	—	—	—
Loans	TJLP	93.7	2.8	1.4	—	(1.4)	(2.8)

Net impact	TJLP	(93.7)	2.8	1.4	—	(1.4)	(2.8)

Rates considered - %	CDI	10.87%	5.44%	8.15%	9.75%	13.59%	16.31%
Rates considered - %	Libor	0.22%	0.11%	0.17%	0.35%	0.28%	0.33%
Rates considered - %	TJLP	6.00%	3.00%	4.50%	6.00%	7.50%	9.00%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2011

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b.	Foreign exchange risk factor

			Changes in book balances (*)
	Risk factor	Exposure at 12.31.2011	-50%	-25%	Probable scenario - %	25%	50%
Assets		1,351.1	675.5	337.8	90.6	(337.8)	(675.5)
Financial assets	BRL	919.1	459.5	229.8	61.6	(229.8)	(459.5)
Other assets	BRL	432.0	216.0	108.0	29.0	(108.0)	(216.0)

Liabilities		1,513.7	(756.9)	(378.4)	(101.5)	378.4	756.9
Loans and financing	BRL	621.0	(310.5)	(155.2)	(41.6)	155.2	310.5
Other liabilities	BRL	892.7	(446.4)	(223.2)	(59.9)	223.2	446.4
Net impact		(162.6)	(81.4)	(40.6)	(10.9)	40.6	81.4

Exchange rate considered		1.8758	0.9379	1.4069	1.7500	2.3448	2.8137

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2011

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

c.	Derivative contracts

				Changes in book balances (*)
		Risk factor	Exposure at 12.31.2011	-50%	-25%	Probable scenario - %	25%	50%

Interest swap	Libor	LIBOR	27.8	6.7	3.3	(2.0)	(3.0)	(6.1)
Interest swap - fair value hedge	CDI	CDI	2.2	6.9	3.2	0.2	(3.0)	(5.8)
Cash flow hedge	US$	US$	—	—	—	—	(6.7)	(23.9)
Others derivatives	Cupom Cambial	Exchange coupon	(0.2)	0.1	—	(0.1)	(0.3)	(0.4)

Total			29.8	13.7	6.5	(1.9)	(13.0)	(36.2)

Rate considered	CDI	LIBOR	10.87%	5.44%	8.15%	9.75%	13.59%	16.31%
Rate considered	Libor	CDI	0.29%	0.15%	0.22%	0.35%	0.36%	0.44%
Rate considered	US$	US$	1.8758	0.9379	1.4069	1.7500	2.3448	2.8137
Rate considered	Cupom Cambial	Exchange coupon	2.65%	1.33%	1.99%	2.97%	3.31%	3.98%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2011

d.	Residual Value Guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments (Note 2.2 (ee)).

Methodology:

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals at the balance sheet date.

		Changes in book balances
	Exposure at 12.31.2011	-50%	-25%	Probable scenario - %	25%	50%

Financial guarantee of residual value	45.5	(374.4)	(75.1)	(0.1)	36.1	43.7

Total	45.5	(374.4)	(75.1)	(0.1)	36.1	43.7

Measurement of the current residual value guarantees is based on the market value of the aircrafts which is obtained on the reports of independent appraisers.

Based on these reports, the Company prepares simulations of hypothetical scenarios in order to measure the impact of variations on the residual values of the aircraft and compare these with the values provided.

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the balance sheet date.

e.	Derivative contracts that comprise exclusive Investment Funds

The Company maintains a structure of exclusive funds, which are consolidated in the financial statements, as the Company controls these funds.

These funds were set up with the objective of outsourcing management of the Company’s short-term financial investments. The managers contracted have discretion, within the restrictions established in the investment policy, to select the assets that will comprise the investment portfolio.

All the funds are classified as multimarket and they may hold derivatives in their portfolio as a means of attaining the proposed profitability objective. These derivatives relate exclusively to the positions taken by the funds themselves and are in no way connected with the Company’s own derivatives used as a hedge to mitigate its risks exposures.

The following tables show the derivatives held by the funds at December 31, 2011, and the sensitivity analysis of the main risk factors to which the instruments are exposed.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Certain statistical simplifications were made in to isolating the variability of the risk factors in question. Consequently, the actual results may differ from these estimates. The following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

(a)	Description of derivative instruments held by the funds

Type	Nº of contracts	Due date	Unit market price	Reference value at 12.31.2011
Purchase - Forward DI	331	July-12	50.8	(16.8)
Sales - Forward DI	5	October-12	49.6	0.2
Sales - Forward DI	178	January-13	48.4	8.6
Purchase - Forward DI	193	April-13	47.3	(9.1)
Purchase - Forward DI	117	July-13	46.1	(5.4)
Sales - Forward DI	44	January-14	43.7	1.9
Purchase - Forward DI	8	January-15	39.2	(0.3)
Purchase - Forward Dolar	169	January-12	1.0	(8.5)
Purchase - Forward Dolar	13	February-12	1.0	(0.7)
Purchase - Forward Euro	2	January-12	1.3	(0.1)
Sales - Forward Reais to Australian	2	January-12	1.0	0.1
Sales - Forward Reais to Australian	2	February-12	1.0	0.1
Sales - Forward Reais to Canadian	3	January-12	1.0	0.2
Sales - Forward Reais to Canadian	2	February-12	1.0	0.1
Sales - Liber	3	January-12	1.5	0.2
Purchase - Forward Reais to New Z	5	January-12	0.8	(0.3)
Purchase - Forward Reais to New Z	4	February-12	0.8	(0.2)

Total				(30.0)

(b)	Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value 12.31.2011	-50%	-25%	Probable Scenario	25%	50%
CDI	(20.9)	(0.8)	(0.4)	(0.1)	0.4	0.7
USD	(9.1)	4.6	2.3	(0.5)	(2.3)	(4.6)
Euro	(0.1)	0.2	0.2	0.3	0.3	0.3
Canadian Dolar	0.3	(0.1)	(0.1)	—	0.1	0.1
Pound Sterling	0.2	(0.1)	—	—	—	0.1
Australian Dolar	0.2	(0.1)	(0.1)	—	0.1	0.1
New Zealand Dolar	(0.5)	0.3	0.1	—	(0.1)	(0.3)
Total	(29.9)	4.0	2.0	(0.3)	(1.5)	(3.6)

Rates used
CDI	10.87%	5.44%	8.15%	9.75%	13.59%	16.31%
Dolar	1.8758	0.9379	1.4069	1.7500	2.3448	2.8137
Euro	2.4342	1.2171	1.8257	2.4800	3.0428	3.6513
Canadian Dolar	1.8401	0.9201	1.3801	1.8360	2.3001	2.7602
Pound Sterling	2.9148	1.4574	2.1861	2.9100	3.6435	4.3722
Australian Dolar	1.9116	0.9558	1.4337	1.9200	2.3895	2.8674
New Zealand Dolar	1.4537	0.7269	1.0903	1.4600	1.8171	2.1806

40.	Responsibilities and Commitments

(a)	Trade-in

The Company has offered one trade-in aircraft option agreement. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The trade-in is priced based on a percentage of the original purchase price of the aircraft. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

(b)	Leases

In the parent company’s statements the operating leases refer to telephone and computer equipment and in the subsidiary EAH they relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2020.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The Company has, at December 31, 2011, operating leases with payments scheduled as follows:

Year
2012	2.9
2013	2.0
2014	1.7
2015	0.8
2016	0.6
After 2016	9.5

Total	17.5

(c)	Financial Guarantees

The following table provides quantitative data for the Company’s financial guarantees provided to third parties. The maximum potential payments (0ff balance exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	12.31.2011	12.31.2010
Maximum financial guarantees (i)	471.6	1,133.9
Maximum residual value guarantees (i)	542.2	743.4
Mutually exclusive exposure (ii)	(209.8)	(393.9)
Provisions and liabilities recorded (Note 38)	(121.2)	(143.2)

Off-balance sheet exposure	682.8	1,340.2

Estimated proceeds from financial guarantees and underlying assets	896.5	1,255.9

(i)	In 2011 the maximum exposure was reduced due to the Chapter 11 filings of certain customers (Note 38)
(ii)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

41.	Supplemental cash flow information

a)	Payments made during the year and transactions not affecting cash and cash equivalents:

	12.31.2011	12.31.2010	12.31.2009
Payments made during the year :
Income tax and social contribution	36.5	26.8	22.4
Interest	2.5	81.5	86.7

Non-cash financing and investing transactions
Restricted cash	—	28.7	—
Disposals property, plant and equipment for providing for the sale of inventory	(62.0)	8.2	—
Additions to property, plant and equipment, with transfer to inventory-aircrafr	77.1	104.8	—
Assets acquired under capital lease	—	0.1	1.1
Transfer to guarantee deposits to financial assets	—	14.4	—

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b) Business combinations:

2011 (i)
Cash and cash equivalents	2.1
Trade accounts receivable	1.3
Inventories	0.2
Intangible assets	24.5
Property, plant and equipament	13.5
Other assets	19.0
Loans and financing	(14.9)
Suppliers	(1.4)
Deferred income tax and social contribuition	(2.6)
Other liabilities	(31.1)

Acquired assets and liabilities, net	10.6

Noncontrolling interest	(0.9)

Assets and liabilities, net	9.7

Acquired goodwill	38.4

48.1
Contingent payments	5.4

Amount paid for the interest	53.5
Cash and cash equivalents	(2.1)

Net effect interest acquisition on the cash flow	51.4

(i)	refers to acquisition of an interest in Orbisat (90% of capital) and jointly controlled Atech (50% of capital), the later presented on a proportional basis to the Company’s participation (Note 14);

42.	Segment information

In 2011, the Company decided to allocate the revenues and profits of the Aeronautic Services to the principal business segments: Commercial aviation, Executive aviation and Defense and Security.

The operating leases previously allocated to Other business were also aggregated to the business units. This change was made to report the results of operations of the business segments in accordance with the manner that the Company will manage them as from 2011. The amounts of the previous periods were reclassified for comparison purposes. The amounts that are not directly recorded to the business segments are allocated based on the criteria deemed appropriate by the Administration.

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

From a product perspective, the analysis considers the following market segments:

I - Commercial Aviation Market

The Commercial Aviation market operations mainly involve the development, production and sale of commercial jets and rendering of support services, particularly in the regional aviation segment and operating leasing of aircraft.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

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

•

The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C - Airborne Early Warning and Control, EMB 145 AGS - Remote Sensing and Air to Ground Surveillance and P-99 - Maritime Patrol and Anti-submarine Warfare models. Originally developed for the SIVAM program, different versions were ordered by the Greek, Mexican and, more recently, the Indian governments.

•	KC-390 - The scope of the KC-390 Program is to develop and produce two prototype aircraft for military transport and in-flight refueling.

•	190PR - Based on the EMBRAER 170/190 platform, this jet is developed for transportation of the President of the Republic of Brazil and members of his staff.

III - Executive Aviation Market

The Executive Aviation market operations mainly involve the development, production and sale of executive jets and providing support services for this market segment, as well as, operating leases of aircraft.

•	Legacy 600 and Legacy 650 - executive jets in the Super Mid Size and Large categories which started to be delivered in 2002 and 2010, respectively.

•	Legacy 500 and Legacy 450- executive jets in the Mid Size and Midlight categories, respectively, launched in April 2008.

•

Phenom - executive jets in the Entry Jet and Light Jet categories, comprising the Phenom 100 model, the first deliveries of which were made in 2008, and the Phenom 300, deliveries of which started in 2009.

•	Lineage 1000 - An ultra-large executive jet. Deliveries of this model started in 2009.

IV - Other

Operations in this segment relate to supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft and customer training.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

a) Statement of income data by operating segment – year ended December 31, 2011

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,714.1	851.9	1,113.7	123.3	—	5,803.0
Cost of sales and services	(2,895.8)	(644.5)	(882.5)	(73.1)	—	(4,495.9)
Gross Profit	818.3	207.4	231.2	50.2	—	1,307.1
Gross Profit %	22.0%	24.3%	20.8%	40.7%		22.5%

Operating Income ( Expense )	(672.5)	(125.5)	(174.8)	(16.1)	—	(988.9)
Operating profit before financial income (expense)	145.8	81.9	56.4	34.1	—	318.2

Financial income (expense), net					(70.7)	(70.7)
Profit before taxes on income						247.5

Income tax (expense) income					(127.1)	(127.1)

Net income						120.4

b)	Revenue by geographic area - at December 31, 2011

	Commercial	Defense and	Executive
	Aviation	Security	Aviation	Other	Total
North America	705.5	27.6	359.6	93.5	1,186.2
Europe	1,012.5	175.9	281.0	1.3	1,470.7
Asia Pacific	1,049.9	145.2	155.0	0.6	1,350.7
Latin America, except Brazil	540.2	15.5	83.9	0.1	639.7
Brazil	277.6	458.2	206.8	27.7	970.3
Other	128.4	29.5	27.4	0.1	185.4

Total	3,714.1	851.9	1,113.7	123.3	5,803.0

c)	Assets by operating segment - at December 31, 2011

	Commercial	Defense and	Executive
	Aviation	Security	Aviation	Other	Unallocated	Total
Accounts Receivable	172.9	307.6	19.1	6.4	—	506.0
Property, plant and equipment	964.9	120.0	359.0	—	6.5	1,450.4
Intangible assets	231.6	69.5	477.0	0.3	29.9	808.3

Total	1,369.4	497.1	855.1	6.7	36.4	2,764.7

d)	Assets by geographic area - at December 31, 2011

	North America	Europe	Asia Pacific	Brazil	Total
Accounts Receivable	33.3	275.8	5.8	191.1	506.0
Property, plant and equipment	160.3	647.7	46.9	595.5	1,450.4
Intangible assets	1.6	1.5	0.3	804.9	808.3

Total	195.2	925.0	53.0	1,591.5	2,764.7

e)	Statement of income data by operating segment - year ended December 31, 2010 (reclassified)

	Commercial	Defense and	Executive
	Aviation	security	Aviation	Other	Unallocated	Total
Revenue	3,257.9	821.8	1,209.5	74.9	—	5,364.1
Cost of sales and services	(2,680.8)	(599.5)	(987.3)	(70.5)	—	(4,338.1)
Gross Profit	577.1	222.3	222.2	4.4	—	1,026.0
Gross Profit %	17.7%	27.1%	18.4%	5.9%		19.1%

Operating Income (Expense)	(345.3)	(115.6)	(142.3)	(31.1)	—	(634.3)
Operating profit before financial income (expense)	231.8	106.7	79.9	(26.7)	—	391.7

Financial income (expense), net					16.4	16.4
Profit before taxes on income					—	408.1

Income tax (expense) income					(62.7)	(62.7)

Net income						345.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

f)	Revenue by geographic area - at December 31, 2010 (reclassified)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	347.3	24.1	293.6	52.9	717.9
Europe	1,374.1	129.7	241.2	1.6	1,746.6
Asia Pacific	773.4	123.0	294.7	2.5	1,193.6
Latin America, except Brazil	426.7	276.9	123.5	0.3	827.4
Brazil	230.0	221.9	211.5	17.1	680.5
Other	106.4	46.2	45.0	0.5	198.1

Total	3,257.9	821.8	1,209.5	74.9	5,364.1

g)	Assets by operating segment - at December 31, 2010 (reclassified)

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Accounts Receivable	170.4	134.5	18.9	25.5	—	349.3
Property, plant and equipment	598.0	62.5	183.6	2.6	354.3	1,201.0
Intangible assets	265.7	1.8	411.8	1.8	35.2	716.3

Total	1,034.1	198.8	614.3	29.9	389.5	2,266.6

h)	Assets by geographic area - at December 31, 2010 (reclassified)

	North America	Europe	Asia Pacific	Brazil	Total
Accounts Receivable	29.1	162.5	9.0	148.7	349.3
Property, plant and equipment	180.1	415.8	43.3	561.8	1,201.0
Intangible assets	2.6	2.6	0.3	710.8	716.3

Total	211.8	580.9	52.6	1,421.3	2,266.6

i)	Statement of income data by operating segment – year ended December 31, 2009 (reclassified)

	Commercial Aviation	Defense	Executive Aviation	Others	Unallocated	Total
Net Sales	3,785.7	677.8	936.9	97.4		5,497.8
Cost of sales and services	(3,072.2)	(520.1)	(750.8)	(85.3)		(4,428.4)
Gross Profit	713.5	157.7	186.1	12.1	—	1,069.4
Gross Profit %	18.8%	23.3%	19.9%	12.4%		19.5%

Operating expense	(400.0)	(89.6)	(172.9)	(27.5)		(690.0)
Income from Operation	313.5	68.1	13.2	(15.4)	—	379.4

Financial expense, net					(58.6)	(58.6)
Profit before taxation						320.8

Income tax and social contribution on net income					158.1	158.1

Net income after taxes						478.9

j)	Revenue by geographic area - at December 31, 2009 (reclassified)

	Commercial Aviation	Defense	Executive Aviation	Others	Total
North America	796.8	14.3	326.0	43.9	1,181.0
Europe	1,463.8	158.2	186.9	21.7	1,830.6
Asia Pacific	815.8	78.6	240.7	17.2	1,152.3
Latin America, except Brazil	157.9	185.3	47.7	0.6	391.5
Brazil	282.8	216.2	80.8	10.2	590.0
Other	268.6	25.2	54.8	3.8	352.4

Total	3,785.7	677.8	936.9	97.4	5,497.8

43.	Events after the Balance Sheet date

(i)	The Extraordinary General Meeting of January 10, 2012 approved changes in the stock compensation vesting policy: (i) from 20% after the first year to 33% after the third year, (ii) from 30% after the second year to 33% after the fourth year and (iii) from 50% after the third year to 34% after the fifth year, always considering the date each stock option was granted.

(ii)	On January 23, 2012, the Board of Directors approved the acquisition of 1,065,000 shares of the Company in order to be used for the third and fourth grants of the Stock option grant program. These grants are expected to occur in 2012 and 2013, respectively. These shares represent 0.15% of the total outstanding shares. The deadline for the transaction is 365 days from the approval of the matter, that is, until the day January 23, 2013.

(iii)	On March 13th, 2012, Embraer S.A. through its subsidiary Embraer Netherlands B.V. has concluded the acquisition of 30% of Airholding SGPS S.A. from EADS - European Aeronautic, Defence and Space by € 13 million. Airholding SGPS S.A. was founded in 2005 specifically to own stake in OGMA. Considering the acquisition, the Company now owns 100% of Airholding SGPS S.A. capital and through this company, 65% of OGMA, intensifying Embraer presence in the European aerostructures and services market.

*        *        *