Form 20-F
period 2012-12-31
EMBRAER S.A.
filed 2013-03-26
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15102

EMBRAER S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Luciano Rodrigues Fróes

Head of Investor Relations

(55) 12 3927 4404

investor.relations@embraer.com

Investor relations department, (55) 12 3927 4404, investor.relations@embraer.com.br

(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered
Common shares, without par value (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing four common shares)	New York Stock Exchange

US$500,000,000 6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.	New York Stock Exchange

US$500,000,000 5.150% Notes due 2022 of Embraer S.A.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Title of each class

US$400,000,000 6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd.

Guaranteed by Embraer S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012:

740,465,044 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements at December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 are included in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements for the year ended December 31, 2010 were our first annual consolidated financial statements that comply with IFRS as issued by the IASB. As permitted by the applicable rules, when making the transition from U.S. GAAP to IFRS, we did not include in this annual report our financial data as of and for the year ended December 31, 2008, as they were prepared in accordance with U.S. GAAP and not IFRS.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21—“The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that mainly influences the sale prices of our goods and services, (2) the currency of the countries whose competitive forces mainly determine the sale prices of our goods and services, (3) the currency that mainly influences prices of raw materials and other costs involved in providing our goods and services, (4) the currency in which the funds for financial operations are principally obtained, and (5) the currency in which revenue from operations is usually received. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency. Our financial statements and financial data presented herein and prepared in accordance with IFRS do not reflect the effects of inflation.

In our 2012, 2011 and 2010 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles in Brazil, as well as other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and have become effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted our parent company financial statements as of and for the years ended December 31, 2012, 2011, 2010 and 2009 and the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect on our consolidated financial statements prepared in accordance with IFRS that are included elsewhere in this annual report.

Because we list our common shares on the Novo Mercado segment of the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros de São Paulo, or São Paulo Stock Exchange, as of January 2009 we have been required to translate our quarterly and annual financial statements into English. Foreign private issuers are not subject to the quarterly reporting requirements of Exchange Act Rules 13a-13 and 15d-13. Accordingly, foreign private issuers that file annual reports on Form 20-F are only required to promptly furnish, in a Form 6-K, such as in a press release or a relevant fact, material information that is (1) distributed to stockholders or to a national exchange, if made public by that exchange, or (2) required by its domestic laws to be made public.

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

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•

continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short—and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors as set forth under “Item 3D. Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words herein are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors such as those risks described in “Item 3D. Key Information—Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected Financial Data

The following table presents our selected financial data which has been derived from our consolidated audited financial statements prepared in accordance with IFRS as issued by the IASB and other data as of and for the years ended December 31, 2012, 2011, 2010 and 2009. The data for the year ended December 31, 2012 is derived from our consolidated financial statements, where were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. For more details of our changing independent auditors, see “Item 16F. Change in Registrant’s Certifying Accountant.” You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statements of Income Data	2012	2011	2010	2009
	(in US$ millions)
Revenue	6,177.9	5,803.0	5,364.1	5,497.8
Cost of sales and services	(4,683.0)	(4,495.9)	(4,338.1)	(4,428.4)

Gross profit	1,494.9	1,307.1	1,026.0	1,069.4
Operating income (expense)
Administrative	(280.5)	(262.5)	(197.5)	(191.3)
Selling	(482.0)	(419.3)	(374.1)	(304.6)
Research	(77.3)	(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	(42.8)	(221.5)	9.4	(138.5)
Equity in losses of associates	(0.2)	(0.3)	—	—

Operating profit before financial income (expense)	612.1	318.2	391.7	379.4
Financial income (expense), net	(6.8)	(90.7)	17.5	10.2
Foreign exchange gain (loss), net	8.8	20.0	(1.1)	(68.8)

Profit before taxes on income	614.1	247.5	408.1	320.8
Income tax (expense) benefit	(265.5)	(127.1)	(62.7)	158.1

Net income	348.6	120.4	345.4	478.9

Attributable to:
Owners of Embraer	347.8	111.6	330.2	465.2
Noncontrolling interest	0.8	8.8	15.2	13.7

	Year ended December 31,
Earnings per Share – Basic	2012	2011	2010	2009
	(in US$, except for share data)
Net income attributable to owners of Embraer	347.8	111.6	330.2	465.2
Weighted average number of shares (in thousands)	725,023	723,667	723,665	723,665
Basic earnings per share – U.S. dollars	0.4797	0.1542	0.4563	0.6428

	Year ended December 31,
Earnings per Share – Diluted	2012	2011	2010	2009
	(in US$, except for share data)
Net income attributable to owners of Embraer	347.8	111.6	330.2	465.2
Weighted average number of shares (in thousands) – diluted	725,023	723,667	723,665	723,665
Dilution – issuance of stock options (in thousands)	2,708	1,180	354	—
Weighted average number of shares (in thousands)	727,731	724,847	724,019	723,665
Diluted earnings per share	0.4780	0.1540	0.4562	0.6428

	At December 31,				At January 1, 2009
Consolidated Statement of Financial Position Data	2012	2011	2010	2009
	(in US$ millions)
Cash and cash equivalents	1,801.2	1,350.2	1,393.1	1,592.4	1,820.7
Financial investments	578.2	753.6	733.5	953.8	380.8
Other current assets	2,986.5	3,065.6	2,856.2	3,096.5	3,669.0
Property, plant and equipment	1,738.5	1,450.4	1,201.0	1,101.3	1,059.6
Intangible assets	958.9	808.3	716.3	725.5	689.9
Other long-term assets	1,427.1	1,430.2	1,490.9	1,420.0	1,331.2

Total assets	9,490.4	8,858.3	8,391.0	8,889.5	8,951.2

Short-term loans and financing	336.3	251.8	72.6	592.4	539.0
Other current payables	2,456.1	2,589.9	2,316.1	2,158.2	2,986.9
Long-term loans and financing	1,730.2	1,406.3	1,362.2	1,465.9	1,300.8
Other long-term liabilities	1,617.5	1,492.5	1,508.6	1,790.0	1,598.9
Company shareholders’ equity	3,258.3	3,007.3	3,028.4	2,792.7	2,455.6
Noncontrolling interest	92.0	110.5	103.1	90.3	70.0

Total shareholders’ equity	3,350.3	3,117.8	3,131.5	2,883.0	2,525.6

Total liabilities and shareholders’ equity	9,490.4	8,858.3	8,391.0	8,889.5	8,951.2

	Year ended December 31,
Other Consolidated Financial Data	2012	2011	2010	2009
	(in US$ millions)
Net cash generated by operating activities	694.8	480.2	873.8	3.6
Net cash used in investing activities	(599.9)	(602.0)	(288.3)	(378.0)
Net cash generated by (used in) financing activities	404.9	96.4	(802.2)	(23.9)
Depreciation and amortization	278.8	238.8	219.2	229.3

	At and for the year ended December 31,
Other Data:	2012	2011	2010		2009
Aircraft delivered during period:
To the Commercial Aviation Market
ERJ 145	—	2	6		7
EMBRAER 170	1	1	9/2	(1)	22
EMBRAER 175	20	10	8		11
EMBRAER 190	62	68	58		62
EMBRAER 195	23	24	17		20
To the Defense and Security Market
Legacy 600	—	—	1		—
Phenom 100	—	—	—		4
EMB 135	—	—	1		1
EMBRAER 170	—	—	—		—

	At and for the year ended December 31,
Other Data:	2012		2011		2010		2009
EMBRAER 190		—		—		—		2
EMB 145 AEW&C/RS/MP		2		—		—		—
EMB 312 Tucano/AL-X/ Super Tucano		14		—		—		26
To the Executive Jets Market
Legacy 600/650		19		13		10		18
EMBRAER 145/170/190 Shuttle		1		—		3		3
Phenom 100		29		41		100		93
Phenom 300		48		42		26		1
Lineage 1000		2		3		5		3
To the General Aviation Market
Light Propeller Aircraft		62		54		40		34

Total delivered		283		258		286		304

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
ERJ 145		—		—		2		8
EMBRAER 170		10		6		10		17
EMBRAER 175		35		46		40		15
EMBRAER 190		109		162		157		185
EMBRAER 195		31		35		41		40
In the Defense and Security Market
EMB 145 AEW&C/RS/MP		1		3		3		3
EMB 312 Tucano/EMB 314/EP Super Tucano		18		24		16		57
EMB 135		—		—		—		1
Legacy 600/Phenom 100		—		—		—		—
EMBRAER 170/ EMBRAER 190		—		—		—		—
In the Executive Jets Market
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		272		421		551		737
In the General Aviation Market
Light Propeller Aircraft		—		—		—		—

Total backlog (in aircraft)		476		697		820		1,063

Total backlog (in millions)	US$	12,462.2	US$	15,441.2	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average(1)	Period-end
2008	1.5593	2.5004	1.8346	2.3370
2009	1.7024	2.4218	1.9957	1.7412
2010	1.6554	1.8811	1.7601	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435

	Exchange Rate of Reais to US$1.00
Month/period ended	Low	High	Average(2)	Period-end
October 31, 2012	2.0224	2.0382	2.0298	2.0313
November 30, 2012	2.0312	2.1074	2.0678	2.1074
December 31, 2012	2.0435	2.1121	2.0778	2.0435
January 31, 2013	1.9883	2.0471	2.0311	1.9883
February 28, 2013	1.9570	1.9893	1.9733	1.9754

Source:	Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

In 2011, AMR Corporation, or AMR, the parent company of American Airlines, which currently operates a fleet of 216 ERJ 145 family aircraft through its wholly-owned subsidiary, American Eagle, filed for a Chapter 11 bankruptcy. As a result of our customer American Airlines having filed for creditor protection under Chapter 11, we recorded a provision of US$317.5 million to cover losses estimated in relation to our financial guarantee obligations to the vendor for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145 models). During 2012, while the court was approving the proposed bankruptcy terms, we made payments of US$59.7 as a guarantee advance, which were presented as a reduction (disposals) of the provisions established in 2011. As of December 31, 2012, the remaining balance for the additional provision of guarantee obligations was US$211.8 million. The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, we recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$149.6 million. See “Item 5E. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements.”

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

By the second half of 2008, the additional effects of the severe economic downturns in our markets included significant reductions in air travel and contractions in corporate and personal spending which, as a result, have negatively impacted our product lines. Additional impacts of such downturns on the air transport industry have included a decrease in orders of executive jets and a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the Commercial Aviation and Executive Jets segments (see “Item 4C. Information on The Company—Business Overview—Aircraft Financing Arrangements”). A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders from our customers for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot, at this time, predict the magnitude or duration of the impact that the above events will have on the air transport industry as a whole and on our business in particular.

In February 2009, we laid off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the global economic downturn. The cost of these layoffs was US$61.3 million. In addition, we also experienced aggregate cancellations of 60 aircraft orders by several of our customers (for more information on aircraft cancellations, see “Item 3D. —Our aircraft sales are subject to cancellation provisions that may reduce our cash flow”).

We cannot assure you that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our revenue and backlog.

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of December 31, 2012, 49% of our firm orders in backlog for the EMBRAER 170/190 jet family were from JetBlue Airways in the U.S., Flybe in the U.K., Azul Linhas Aereas Brasileiras in Brazil and BOC Aviation in Singapore. We believe that we will continue to depend on a select number of key customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, due to the global economic slowdown of the past few years, the commercial airline industry is seeking to reduce costs and increase efficiency, and is experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of purchases of our aircraft.

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Revenue from sales to the Brazilian federal government accounted for more than 60% of our Defense and Security revenue for the year ended December 31, 2012. A decrease in defense spending by the Brazilian federal government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our Defense and Security revenue. We cannot assure you that the Brazilian federal government will continue to purchase aircraft or services from us in the future at the same rate or at all.

Key suppliers. Our risk-sharing partners develop and manufacture significant portions of our aircraft, including the engines, hydraulic components, avionics, interior and parts of the fuselage and tail. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engine, which cannot be substituted by another manufacturer without significant delays and expense. This dependence of ours on these key suppliers makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. A large amount of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses. Although we work closely with, and monitor the production process of, our risk-sharing partners and major suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules or to comply with regulatory requirements (including export control requirements) could affect our ability to deliver new aircraft to customers in a timely manner.

Our aircraft sales are subject to cancellation provisions that may reduce our cash flow.

A portion of our aircraft firm orders is subject to significant contingencies before delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including:

•	extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements;

•	failure of a customer to honor its aircraft purchases; or

•	production rate shortfalls.

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2012, we had revenue of US$41.7 million related to contractual fines charged from customers due to contract cancellations, compared to unusually high contractual fines charges of US$67.1 million in 2011. Although these cancellations occurred primarily in our Executive Jets business, we cannot guarantee that in the future we will not experience material cancellations in our other aircraft segments. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow and backlog.

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

Residual value guarantees typically ensure that, 15 years after the aircraft delivery date, the relevant aircraft will have a residual market value equal to a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value 10 years after the aircraft delivery date. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 16% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$631.9 million (or, subtracting provisions and liabilities already recorded in the amount of US$114.0 million as reflected in Note 25 to our audited consolidated financial statements, US$517.9 million) under these guarantees as of December 31, 2012. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if in the future we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 37 to our audited consolidated financial statements.

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in existing Embraer aircraft upon the purchase and acceptance of a new aircraft. We had one trade-in option outstanding in 2011, which was cancelled in 2012, before it was exercised. In 2012, we accepted 7 aircraft, with a total value of US$56.7 million, for trade-in pursuant to trade-in options signed in 2012 with respect to 14 aircraft. As a result, we are currently subject to trade-in options relating to 7 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers. In this respect, based on our risk assessment of Mesa’s Chapter 11 filing, in 2009 we reserved US$74.4 million of collateral in the form of cash deposited in escrow in recognition of estimated losses that at the time we had classified as probable with respect to financial guarantees extended by us in connection with sales of our aircraft to Mesa.

In 2011, we made a total net provision of US$362.8 million related to exposure from financial and residual value guarantee obligations from Mesa Airgroup (US$45.3 million) and AMR (US$317.5 million). Of this amount, US$107.4 million was accounted for under financial (expenses) income, net, and, therefore, does not impact our operating margin. The remaining US$255.4 million was accounted for under other operating income (expense), net, and, therefore, impacted our operating margin for the year. In 2012, we made an additional provision of US$6.0 million, which is accounted for under operating income (expense), net.

Any future unexpected decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

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

Although ProEx is currently in compliance with WTO rules, other export financing programs available to our customers may be subject to challenge in the future. If, in the future, ProEx or another similar Brazilian export financing program is not available, or if the terms of ProEx are substantially changed such that our customers’ export financing costs become higher than those offered by other export credit agencies, or ECAs, that support our competitors exports, our competitiveness in the commercial jet market could decrease.

In July 2007, Brazil and the Organization for Economic Co-operation and Development, or OECD, countries entered into an agreement known as the Aircraft Sector Understanding to establish a “level-playing field” for official financing support for aircraft exports. ECAs from signatory countries are required to offer the same basic financial terms and conditions when financing sales of aircraft that compete with those produced by the jet manufacturers of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by aircraft manufacturers rather than on the financial packages offered by their respective governments. As a result of the above agreement, financing support by the Brazilian federal government to the potential purchasers of our aircraft will contain similar terms and conditions offered to such purchasers by The Boeing Company, or Boeing, Airbus S.A.S., or Airbus, Bombardier or any other competitor from a signatory country to the Aircraft Sector Understanding of the OECD. By the end of 2007, the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, started to offer financing to our customers under terms and conditions required by the OECD’s Aircraft Sector Understanding. To the extent we do not continue to maintain the pricing advantage and quality of our aircraft, our future sales may be negatively affected. In addition, aircraft manufacturers from countries which are not signatories to the agreement may be able to offer financing packages which will negatively affect the cost competitiveness of our products.

Any future government subsidies supporting any of our major competitors may cause the cost-competitiveness of our aircraft to suffer and our sales to decline.

The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.

From 2004 through 2012, approximately 18.0% of the total value of our Commercial Aviation export deliveries was subject to financing support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação), or FGE, a special fund linked to the Ministry of Finance and managed by the BNDES to foster exports. We cannot ensure that the Brazilian federal government will continue to provide sufficient funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to fewer deliveries and result in lower profitability for us.

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

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$652.4 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 and Legacy 450/500 jet families through December 31, 2012. A portion of these cash contributions would have to be refunded by us to the risk-sharing partners if we had failed to fulfill certain agreed-upon milestones. The full amount of these cash contributions had become nonrefundable during 2012, as we had met all the required milestones.

Although, currently, no cash contributions from our risk-sharing partners are refundable, in the future we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect our market share.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with Boeing, Airbus and Bombardier, all large international companies, we are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity aircraft) in the world. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain our current market share. Our ability to maintain our market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued enhancement of our products’ technology and performance. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources and, in some instances, benefits from government-sponsored product development subsidies. Additionally, Chinese, Russian and Japanese companies are also developing mid-capacity jets and already have firm orders in backlog.

As a relatively new entrant to the business jet market, we face significant competition from companies with longer operating histories and established reputations in this industry. Also, some of our competitors in the business jet market may reach the market with their product before we do, allowing them to establish a customer base and frustrating our efforts to gain greater market share. We cannot assure you that we will continue to increase our market share in the business jet market segment, or that we will not experience a reduction in our current market share in this segment.

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

As of December 31, 2012, there was a US$364.7 million provision (equal to the sum of Social Contribution and INSS charges, as shown in Note 23 to our audited consolidated financial statements) recorded as a liability on our statement of financial position in connection with litigation contingencies that we classify as probable losses. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian federal government in the future as a result of these proceedings.

We may be required to pay substantial fines and/or to incur other sanctions as a result of an inquiry by the SEC and U.S. Department of Justice concerning the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act.

We received a subpoena from the SEC and associated inquiries from the U.S. Department of Justice into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in September 2010, which inquired about certain operations concerning sales of aircraft abroad. The investigation remains ongoing and we, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. See “Item 8A. – Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our business, financial condition and results of operations could suffer as a result of current or future litigation.

We are subject to risks relating to legal, governmental and regulatory proceedings and/or investigations to which we are currently a party or to which we may become a party in the future. Such proceedings and/or investigations involve, among other things, non-compliance with labor and tax regulations and/or alleged or suspected violations of applicable laws. For additional information with respect to specific proceedings see “Item 8A. – Consolidated Statements and Other Financial Information—Legal Proceedings.” Under certain circumstances we either record a provision for risks arising from legal disputes and proceedings or report possible contingent liabilities, as per Note 26 to our audited consolidated financial statements. There can be no assurance that the results of these or any other proceedings and/or investigations will not materially harm our business or reputation. In addition, each of these risks may have a material adverse effect on our financial condition or results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

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

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the Agência Nacional de Aviação Civil—ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the U.S. Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers in those regions. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of such laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

We and our customers are also subject to extensive Brazilian federal, state and local and foreign environmental protection laws and regulations concerning matters such as discharge and emission of substances into the environment, the disposal of hazardous wastes, the remediation and abatement of contaminants and other activities affecting the environment. We currently have several ongoing comprehensive programs to reduce the effects of our operations on the environment. For more information, see “Item 4E. Information on the Company—Property, Plant and Equipment.” Changes to current environmental regulations may demand that we spend additional amounts to enhance our environmental compliance programs. In addition, environmental regulations, such as those requiring the reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions, potentially causing our customers to change their purchasing plans or requiring us to make additional capital investments to adapt to new requirements.

The various products manufactured and sold by us must also comply with relevant health and safety and substances and preparations related laws and regulations in the jurisdictions in which we operate. Although we seek to ensure that our products meet the highest quality standards, increasingly stringent and complex laws and regulations, new scientific discoveries, delivery of defective products or the obligation to notify or provide regulatory authorities or others with required information (such as under the EU regulation known as “REACH,” which addresses the production and use of chemical substances) may force us to adapt, redesign, redevelop, recertify and/or eliminate products from the markets in which we operate. Seizures of non-compliant products may be required, and we may incur administrative, civil or criminal penalties. In the event of an accident or other serious incident involving a product, we may be required to conduct investigations and undertake remedial activities.

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and effect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

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

Brazil experienced extremely high rates of inflation during the decade of the 1980s and in the early part of the 1990s. Since 1994, Brazil’s inflation has been under control. More recently, Brazil’s annual rate of inflation was 5.9%, 4.3%, 5.9%, 6.5% and 5.8%, from 2008 through 2012, respectively, as measured by the Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index), or IPCA. Although inflation rates in Brazil are under control to a certain extent, there continues to be some inflationary pressure as a result of the strong expansion of the Brazilian economy in recent years. Among the effects of such inflationary pressure, labor costs have risen. More recently, the Brazilian government has taken certain fiscal actions in order to keep inflation under control.

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

For example, in 2002, the real to U.S. dollar exchange rate increased by 52.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the R$ to US$ exchange rate decreased by 18.2%, 8.1%, 11.8%, 8.7%, and 17.2% in 2003, 2004, 2005, 2006, and 2007, respectively, in 2008 it appreciated by 31.9%, mainly as a result of the global economic crisis. In 2009 and 2010, the real to U.S. dollar exchange rate decreased by 25.5% and 4.3%, respectively, mainly as the effects of the global economic crisis on the Brazilian economy appeared to be less severe than in other parts of the world. In 2012 and 2011, such rate increased by 8.9% and 12.6%, respectively. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future.

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

Appreciation of the real against the U.S. dollar may also have an adverse impact on the competitiveness of our products, as approximately 25% of our total costs are incurred and denominated in reais. Therefore, appreciations of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

In addition, because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciations of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (principally property, plant and equipment and intangible assets).

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

The Brazilian federal government has veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense and Security programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

The Brazilian federal government holds one share of a special class of our common stock called a “golden share,” which carries veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense and Security programs (whether or not the Brazilian federal government participates in such programs). Moreover, the Brazilian federal government may have an interest in vetoing transactions that may be in the interest of the holders of our common shares or ADSs. For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian federal government. We cannot assure you that we will be able to obtain approvals from the Brazilian federal government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required in the future.

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

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADSs. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least 8 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to such holders. We cannot ensure that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

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

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired.

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

ITEM 4.	INFORMATION ON THE COMPANY

4A.	Unresolved Staff Comments

We have no unresolved staff comments.

4B.	History and Development of the Company

Overview

Embraer S.A. is a joint stock company duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation, and we are subject to the provisions of the Brazilian Corporate Law. Our principal executive offices are located at Avenida Brigadeiro Faria Lima, 2170, 12227-901 São José dos Campos, São Paulo State, Brazil. Our telephone number is 55-12-3927-4404. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super mid-size categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are positioned in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform.

On November 19, 2010, our shareholders approved a change to our corporate name from Embraer—Empresa Brasileira de Aeronáutica S.A. to Embraer S.A., as well as the addition of capabilities and the broadening of the scope of our defense business unit to allow such business unit to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes.

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

Our alliance with the European Aerospace and Defense Group allowed us to develop several business opportunities. For example, our alliance with the European Aerospace and Defense Group led us, together with EADS, to acquire a 65% interest in OGMA-Indústria Aeronáutica de Portugal S.A., or OGMA, in 2005, through a newly created holding company, named AIRHOLDING, SGPS, S.A., or AIRHOLDING. It also resulted in the integration by us of the ThalesTM mission systems and electronic equipment in some of our EMB 145 AEW&C aircraft, as well as in commercial transactions for the purchase by us of certain equipment and services from the members of the European Aerospace and Defense Group in the ordinary course of our business. We acquired 100% of EADS’ stake in AIRHOLDING pursuant to an agreement signed on January 27, 2012. Under this new agreement, Embraer acquired control over AIRHOLDING’s 65% stake in OGMA, while the Portuguese government holds the remaining 35% through the Empresa Portuguesa de Defesa—EMPORDEF (Portuguese Defense Company).

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

In June 2012, we and Boeing announced the execution of a cooperation agreement with the purpose of joining our sales efforts on the KC-390 aircraft program. Under this agreement, Boeing and Embraer will share specific technical knowledge and evaluate markets for medium-lift military transport opportunities.

In July 2012, we and Boeing announced at the Farnborough Airshow the execution of another cooperation agreement that further enhances the collaboration between the two companies. This agreement also brings additional capabilities to Embraer’s A-29 Super Tucano through new weapons integration developments to meet future customer requirements.

In December 2012, we and Boeing announced the Runway Situation Awareness Tools, which will provide a shared set of tools to customers of both companies and reduce runway excursions. This new project strengthens the collaboration between two of the world’s largest aerospace companies.

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

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, using the infrastructure, financial resources and workforce of HEAI. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China, which is to replace the discontinued ERJ 145 family, and aims to serve the growing demand of the Chinese executive aviation market. Starting in 2013, we expect to initially produce six Legacy 600/650 jets per year, with plans to have the capacity to produce up to twenty Legacy 600/650 jets per year in the future.

AIRHOLDING

In March 2005, a consortium formed by us and EADS acquired 65% of the shares of OGMA through the newly created holding company, AIRHOLDING. At that time, we held 99% of the equity in AIRHOLDING, and EADS held the remaining 1%. In March 2006, EADS exercised its option to increase its interest to 30% of the equity in AIRHOLDING. We acquired 100% of EADS’ stake in AIRHOLDING pursuant to an agreement signed on January 27, 2012. Under this new agreement, Embraer acquired control over AIRHOLDING’s 65% stake in OGMA, while the Portuguese government holds the remaining 35% through the Empresa Portuguesa de Defesa—EMPORDEF (Portuguese Defense Company). OGMA is a major participant in the aviation industry in Europe, offering services that include the maintenance, repair and overhaul of civil and military aircraft, engines and parts, assembly of structural components and engineering support.

CAE

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE, to form a global training joint venture, which will provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. This training program was first offered at CAE SimuFlite in Dallas, Texas, following the commencement of operation of the Phenom 100 in 2008, and expanded to Burgess Hill in the U.K. in 2009. This joint venture is expected to provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel.

Liebherr Aerospace

In July 2008, we acquired a 40% interest owned by Liebherr Aerospace SAS, or Liebherr, in ELEB—Equipamentos Ltda., or ELEB, a 60%/40% joint venture that we formed with Liebherr in 1999, for US$20.0 million, making us the sole equity holder of ELEB. ELEB is an aerospace system and component manufacturer and its main products include landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

OrbiSat

In May 2011, we executed a US$25.7 million contract to purchase a 90% stake in the capital stock of the radar business of OrbiSat da Amazônia S.A., or OrbiSat, a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. This was the first acquisition made by the Defense and Security business unit.

Atech

In April 2011, we announced the acquisition of US$23.3 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, or C4I, systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets.

AEL & Harpia

In April 2011, Embraer’s Defense and Security business unit and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the execution of a strategic agreement envisaging the evaluation of joint exploration of unmanned aerial systems, including the potential creation of a company with majority participation of Embraer’s Defense and Security business unit to work in the segment.

In September 2011, Embraer’s Defense and Security department and AEL Sistemas formalized this partnership and created a new company, Harpia Sistemas S.A., to focus on the unmanned aerial systems market. We hold 51% of Harpia’s capital, and AEL holds the remaining 49%. Harpia’s activities will involve marketing, development, systems integration, manufacture, sales, and after-sale support for unmanned aerial systems, as well as simulators and the modernization of avionics systems. We aim to provide broader solutions for complex systems, with a view to increasing the market share of Brazilian-made products in the national defense and security market. As a part of this partnership, and for the purpose of participating in the process of transferring technology to Brazil, we acquired 25% of AEL’s capital for R$5.0 million.

Visiona Tecnologia Espacial S.A.

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, announced the signing of a memorandum of understanding for the purpose of forming a company, of which Embraer will hold a 51% stake and Telebras 49%, to work with the Brazilian federal government to meet the needs of Brazil’s plan for satellite development, including the National Broadband Program and strategic governmental communications.

In May 2012, we and Telebras signed the Shareholders’ Agreement and the Bylaws to form Visiona Tecnologia Espacial S.A., or Visiona, whose initial goal is to act in the first Brazilian geostationary satellite program, ensuring whole system integration, considering the space segment, the service launch and ground segments. This is a key step for our entry into the space segment, specifically the satellite sector.

Visiona’s head offices will be located in the Technological Park of the city of São José dos Campos, São Paulo, Brazil, where it also intends to establish a Space Technology Development Center, working in partnership with Brazil’s most relevant aerospace educational and research organizations, and accelerating the capabilities of the Brazilian space industry.

In November 2012, the operation and constitution of Visiona Tecnologia Espacial S.A. was approved by the Administrative Council of Economic Defense (CADE) without restrictions.

Savis Tecnologia e Sistemas S.A.

In November 2012, the Brazilian Army signed a contract for the implementation of Phase I of the Sisfron program with Tepro consortium, composed of the companies Savis Tecnologia e Sistemas S/A and OrbiSat Indústria e Aerolevantamento S/A, both controlled by Embraer Defense and Security. Sisfron (Sistema Integrado de Monitoramento de Fronteiras) is the Integrated Border Surveillance System the Brazilian Army is developing on the Western borders of Brazil. This contract is worth R$839 million (approximately US$404 million).

Sisfron’s first phase will include the monitoring of approximately 650 kilometers of land border, covering the border between the Brazilian State of Mato Grosso do Sul, an area that falls under the responsibility of the Brazilian Western Military Command (Comando Militar do Oeste). The subsystems to be developed during this first phase are under the responsibility of the Fourth Mechanized Cavalry Brigade, in Dourados, the Brazilian Western Military Command’s headquarters, in Campo Grande, and the Brazilian Army’s High Command, in Brasília (Federal District). Sisfron has as its main objective the surveillance and protection of Brazilian land borders stretching 16,886 kilometers dividing 10 Brazilian states and 11 neighboring countries, encompassing 27% of the nation’s territory.

Capital Expenditures (Property, Plant and Equipment and Development)

We include our investments in both development and property, plant and equipment as part of our capital expenditures.

As part of our transition to IFRS, in 2010 we have started to capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize such assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate such assets in the form of charges to cost of sales and services on our statements of income. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets segments. Development expenditures totaled US$210.3 million in 2012, US$207.1 million in 2011and US$162.2 million in 2010, inclusive of cash contributions from risk-sharing partners, which totaled US$1.0 million in 2012, US$85.8 million in 2011 and US$99.4 million in 2010. Development expenditures for 2012 remained stable in comparison to 2011, mainly due to consistent expenditures related to Executive Jets programs, and the increase in development expenditures in 2011 relative to 2010 is mainly attributable to the Executive Jets business as well.

We also receive funds from risk-sharing partners to fund our cash costs for our commercial and executive aircraft development programs. Cash contributions provided by risk-sharing partners totaled US$1.0 million in 2012, US$85.8 million in 2011 and US$99.4 million in 2010. The high decrease in cash contributions from risk-sharing partners in 2012 relative to 2011 is mainly due to the lack of contractual milestones that were set to take place in 2012. The decrease in cash contributions from risk-sharing partners in 2011 relative to 2010 is mainly due to the contribution schedule agreed with our risk sharing partners. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the Legacy 450/500 executive jets. An estimated US$750.0 million is expected to be invested overall in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The Legacy 500 executive jet is expected to enter into service in early 2014, and the Legacy 450 is expected to enter service one year after the Legacy 500.

Our total disbursements in capital expenditures related to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) were US$207.9 million in 2012, US$162.2 million in 2011 and US$73.5 million in 2010. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2013, we expect to invest approximately US$580 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$400 million will be invested in our research and product development activities, exclusive of contributions of risk-sharing partners, and US$180 million will be invested in property, plant and equipment. The US$180 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, (2) the construction of the Melbourne, Florida plant, which was started in May 2008, and (3) the construction of two plants in Evora, Portugal, which was started in July 2008.

We expect to invest approximately 80% of our budgeted US$580 million capital expenditures for 2013 in Brazil, most of which will be invested in research and development activities. The remaining 20% of our capital expenditures will be invested abroad, mainly on property, plant and equipment at our new industrial facilities in the cities of Melbourne, Florida, and Evora, Portugal.

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

4C.	Business Overview

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity jets) in the world, based on 2012 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. Our Commercial Aviation business, including aviation-related services, accounted for 60.8% of our revenue in 2012. We are the leading supplier of defense aircraft to the Brazilian Air Force, based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia and Latin America. Our Defense and Security business, including aviation related services, accounted for 17.1% of our revenue in 2012. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our Executive Jets business, including aviation related services, accounted for 20.9% of our revenue in 2012. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. Other related businesses accounted for 1.2% of our revenue in 2012. Our aviation services revenue, included in our Commercial Aviation, Executive Jets and Defense and Security segments, accounted for 12.0% of our revenue in 2012. For the year ended December 31, 2012, we generated revenue of US$6,177.9 million, of which approximately 89% was U.S. dollar-denominated. At December 31, 2012, we had a total firm order backlog of US$12.5 billion, which included 185 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft sold, we are a leading manufacturer of 30-120 seat jets, with a strong global customer base. We have sold our regional and mid-capacity jets to more than 80 customers on the five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines and commercial carriers in the world.

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

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2012, engineers comprised 25.7% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

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

We own and operate several service centers, located in various parts of the world. In addition, our customers can rely on dozens of authorized third-party centers located worldwide to meet their maintenance needs. For further information on our support and services network, see “—Services and Support.”

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to continuing to market our ERJ 145 regional jet family and to aggressively market our mid-capacity aircraft, the EMBRAER 170/190 jet family. As of December 31, 2012, we had approximately 800 units of the ERJ 145 jet family and 900 units of the EMBRAER 170/190 jet family in commercial operation. We believe a significant market opportunity exists for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will be popular with major low-cost airlines that are right-sizing their fleets in order to adjust capacity to meet demand in less dense routes. As of December 31, 2012, we were leaders in the 61-120 seat category in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering our customers a full range of jets in the 30-120 seat category.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all categories of the executive jet market, from the entry-level to the ultra large categories. We have developed the Legacy 600, a super mid-size jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, and the Lineage 1000, an ultra large jet, and are developing the Legacy 450 and the Legacy 500, executive jets in the mid-light and mid-size categories, respectively. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet, which is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

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

Continued Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our Executive Jets business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the expansion of our customer support and services base.

We own and operate several service centers, located in various parts of the world. In addition, our customers can rely on dozens of authorized third-party centers located around the world to comply with their maintenance needs. For further information on our support and services network, see “—Services and Support.”

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 60.8% of our revenue for the year ended December 31, 2012.

Products

We developed the ERJ 145 family, our 37-50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. We are continuing to develop the EMBRAER 170/190 jet family, our 70-124 seat platform, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to analyze new aircraft demand in the jet market to determine potentially successful modifications to aircraft we already produce.

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed and comfort than a turboprop. The ERJ 145 was certified by the Brazilian Aviation Authority in November 1996, the FAA in December 1996, the European aviation authority in May 1997, the Australian aviation authority in June 1998 and the Civil Aviation Administration of China, or CAAC, in December 2000. We began delivering the ERJ 145 in December 1996. In October 2007, we delivered our 1,000th ERJ 145 aircraft, manufactured by Harbin Embraer Aircraft Industry Co. Ltd., to the HNA Group.

The development of the ERJ 145 aircraft was partially based on the EMB 120 Brasilia and has approximately 30% commonality in terms of parts and components with that aircraft, including the nose section and cabin. The ERJ 145 has a maximum cruising speed of Mach.78, or 450 knots, and a maximum fully loaded range of 1,060 nautical miles in its standard version. The ERJ 145 is equipped with engines built by Rolls-Royce Allison.

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

The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint aviation authority of Europe (the former advisory organization that made certification recommendations to non-EU national authorities), or JAA, the EASA and the aviation authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005, by TCCA, the Canadian certification authority, in July 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

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

EMB 120 Brasília

The EMB 120 Brasília is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasília was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasília was certified by the FAA in May 1985 and by the Brazilian Aviation Authority in July 1985. Since its introduction in 1985, we have delivered 352 EMB 120 Brasílias for the regional market and six EMB 120 Brasílias for the defense and security market. We currently manufacture the EMB 120 Brasília only upon customer request.

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2012, our largest customers, by firm orders, were Express Jet, American Eagle, JetBlue Airways, Flybe, US Airways, Republic Airlines, Azul, HNA Group, Lufthansa, Air Canada, Air Lease, GECAS, KLM, Virgin Australia and Regional (a subsidiary of Air France).

In 2012, we welcomed several new operators: Ukranian Aviation Group Alliance (Dniproavia operation), Bulgaria Air, Estonian Air, Belavia, Conviasa (our 11th customer in the Latin American and Caribbean region) and Myanma Airways (leasing from GECAS). We also welcomed new airlines that will start E-Jets operation in 2013: FLYNONSTOP, TUI Travel for Jetairfly (leasing from BOC Aviation) and Azerbaijan Airlines.

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

Sales and Marketing

Our current marketing strategy is based upon our assessment of the worldwide commercial airline market and our assessment of the current and future needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. We have regional sales offices in Villepinte, France; Fort Lauderdale, Florida, U.S.A.; Beijing, China; and Singapore.

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

Services and Support – Commercial Aircraft

We are working on further developing our portfolio of services for our Commercial Aviation customers, which comprises the following areas:

•	Field Support, which provides conveniently accessible on-site or remote assistance for all operational and technical issues in order to maximize customer performance;

•	Technical Support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	Flight Operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision, and training resources;

•	Aircraft Modification, which provides total execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	Materials, which ensures availability and economy in parts and materials management for both scheduled and unscheduled maintenance;

•	Maintenance, which provides optimized maintenance solutions based on best practices for efficiency, safety, and effectiveness;

•	Training, which prepares crew, maintenance technicians, and operations personnel for the highest levels of competence; and

•	eSolutions, which deploys the internet as the core communication channel for 24/7 collaboration and information exchange.

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers, respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Villepinte, France, which supports our customers in Europe, Africa and the Middle East;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

Our headquarters in São José dos Campos also offers the following services:

•	Customer Care Center (CCC) providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	MRO Network strategy and policy;

•	business development;

•	technical publications development; and

•	other customer maintenance training (such as a mechanic training program offered through major training providers worldwide).

In addition, we also have spare parts distribution centers in Louisville, Kentucky and Dubai, UAE.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan (ECIP);

•	Embraer Parts Exchange Program (EPEP); and

•	Customer Stock Optimization.

We also own and operate MRO facilities to support commercial, executive and defense aircraft around the world, including in:

•	Nashville, Tennessee, where we have an Embraer Aircraft Maintenance Services (EAMS);

•	Alverca, Portugal, which we refer to as OGMA and began to operate in March 2005;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers; and

•	São José dos Campos, in the State of São Paulo, Brazil.

The Embraer network of authorized service centers that support our Commercial Aviation aircraft fleet is also expanding with our recent additions of third-party repair stations. As of December 31, 2012, these centers are:

•	TAP Maintenance & Engineering, in Porto Alegre, in the State of Rio Grande do Sul, Brazil;

•	FlyBe Aviation Services, in Exeter, United Kingdom;

•	Tianjin Airlines, in Tianjin, China;

•	National Airways Corporation, or NAC, in Johannesburg, South Africa;

•	REGIONAL—Compagnie Aérienne Européenne, in Clermont-Ferrand, France;

•	Atlantic Air Industries (AAI), in Toulouse, France, with a subsidiary in Casablanca, Morocco;

•	LOTAMS—LOT Aircraft Maintenance Services, in Warsaw, Poland;

•	John Holland Aviation Services, in Melbourne, Australia;

•	STAECO, in Ji’nan, China; and

•	Egyptair Maintenance & Engineering, in Cairo, Egypt.

It is Embraer’s intention to continue providing our customers with high quality customer support by expanding our presence worldwide, both through our own operations and through agreements with established and reputable authorized service centers.

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

•

an internal program named EECE (Embraer Excellence in Customer Experience), aiming to address changes in the Services & Support area of the Commercial Aviation division, in order to elevate the performance of the Commercial Aviation business, covering contemporary and future market needs, with the purpose of obtaining the highest levels of customer experience in the commercial aviation industry.

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

61-90–seat and 91-120–seat categories

We currently face our strongest competition in the 61-90- and 91-120-seat categories. We currently compete against the following aircraft in these categories:

•	ATR-72, a 64-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 85-seat and 98-seat regional jets produced by Bombardier, respectively;

•	A318, a 100-plus-seat jet produced by Airbus;

•	737-600, a 100-plus-seat jet produced by Boeing; and

•	SSJ100, a 95-seat regional jet produced by Sukhoi.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2014;

•	COMAC’s ARJ21, a 90- to 105-seat regional jet, with the 90-seat version officially scheduled to enter into service in 2013; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 92-seat regional jet launched in March 2008, which is expected to enter into service by 2015.

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

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training/light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems, or C4ISR systems. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs. We have positioned ourselves to play a major role in projects focused on border surveillance and security for the upcoming major sporting events in Brazil.

As of December 31, 2012, we had sold more than 1,350 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our Defense and Security business accounted for 17.1% of our revenue for the year ended December 31, 2012.

Products

C4ISR Systems

Embraer has developed three cost-effective, reliable and flexible special-mission aircraft based on the ERJ 145 regional aircraft platform: the EMB 145 Airborne Early Warning and Control, or AEW&C, the EMB 145 Multi Intel and the EMB 145 Maritime Patrol, or MP. Since its first delivery, a total of 18 such aircraft have been manufactured for the Brazilian, Mexican, Greek and Indian Air Forces.

We believe the EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful C4I system and a comprehensive set of support systems such as self-protection and communications, including data links. The EMB 145 AEW&C is operational in the Brazilian, Mexican, Greek and Indian Air Forces. In 2008 we executed a contract with the Indian Air Force to sell them three units of our EMB 145 AEW&C aircraft. In 2012, we delivered two of the three EMB 145 AEW&C aircraft ordered by the Indian government. These deliveries represent an important milestone in the program, which continues on track. The remaining aircraft is currently being assembled in accordance with the delivery schedule for this contract.

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

The Super Tucano is used for advanced pilot training and for surveillance operations in the Amazon region of Brazil in connection with the Brazilian federal government’s Sistema de Vigilância da Amazônia—SIVAM (System for the Surveillance of the Amazon) program.

The Super Tucano is still one of the highlights of our Defense and Security business unit due to its versatility, its excellent performance for training and operational missions and its competitive pricing, together with its low operating and maintenance costs. In 2012, we signed an agreement with Boeing that will add capabilities to the A-29 Super Tucano by the integration of weapons that meet the future demand of our customers. The Super Tucano currently has 190 firm orders, out of which 172 aircraft have already been delivered.

Throughout 2012, 14 Super Tucanos were delivered, 8 to the Brazilian Air Force, 4 to the Indonesian Air Force and 2 to an undisclosed customer. In 2012, we delivered the last unit out of the 99 in the Super Tucano backlog to the Brazilian Air Force. We also delivered 4 of the first batch of 8 aircraft purchased by the Indonesian Air Force in 2010. This sale represents the entry of the Super Tucano in the Asia Pacific market. In addition, the Indonesian Air Force also signed a contract for a second batch of 8 aircraft, including a flight simulator that will be used for instruction and training of Indonesian pilots. Deliveries of the second batch are expected for 2014.

In the second quarter of 2012, we and our partner Sierra Nevada Corporation submitted a proposal to the U.S. Air Force for inclusion of the A-29 in its Light Air Support (LAS) program. In July 2012, we exhibited the A-29 for the first time at the AirVenture Convention in Oshkosh, United States and at the Air Force Association Convention in Washington, D.C. In February 2013, Embraer Defense and Security’s A-29 Super Tucano was selected by the U.S. Air Force (USAF) for its Light Air Support (LAS) program.

Military Transport – KC-390

In April 2009, Embraer signed the KC-390 development contract with the Brazilian Air Force. This new jet will meet the needs of the Brazilian Air Force, and will be in compliance with the new National Defense Strategy. The first flight of the KC-390 prototype is expected to occur in 2014 and initial deliveries are expected for 2016. Development expenditures associated with the KC-390 will be borne by the Brazilian Air Force.

The KC-390 development program is ongoing and on schedule. In 2011, the selection of key suppliers and partners was completed and the joint definition phase, during which the specific configuration of the KC-390 was more clearly defined, began. Main suppliers include:

•	International Aero Engines (IAE), for the propulsion system;

•	Rockwell Collins International, which will supply the basic avionics systems;

•	DRS Defense Solutions, for the cargo handling and aerial delivery system (CHS/ADS);

•	ELEB, an Embraer industrial unit, which will develop and manufacture the landing gears and hydraulic reservoirs;

•	Aeroletronica (AEL), for the mission computers, head-up displays, self protection systems, enhanced vision system and the directed infrared countermeasures system (DIRCM);

•	Liebherr Aerospace, which will supply the environmental and cabin pressure control systems;

•	BAE Systems, for the flight controls electronics and the pilots sidesticks;

•	UTAS (formerly Goodrich Corp.), for the primary flight controls actuators, air data system and a number of other components; and

•	Esterline Control Systems, for the autothrottle system and other cockpit inceptors, except for the sidesticks.

Industrial partnerships on the KC-390 airframe include Aero Vodochody, in the Czech Republic, FAdeA, in Argentina, and Embraer’s subsidiary OGMA—Indústria Aeronáutica de Portugal and EEA—Empresa de Engenharia Aeronáutica, in Portugal.

In 2012, we signed a cooperation agreement with Boeing Defense and Security for the KC-390 program. The agreement provides for the sharing of expertise and joint evaluation of specific markets where sales strategies can be established for medium-sized military transport aircraft. This agreement allows the KC-390 to have penetration in markets not previously considered in the original business plan of the aircraft.

In August 2012, the preliminary design review (PDR) phase of the KC-390 with the Brazilian Air Force was successfully completed. This important event was followed one month later by the formal conclusion of the joint definition phase and the commencement of the detailed design phase.

This marked an important milestone in the cooperative program between Embraer and the Brazilian Air Force. The technical aspects and design solutions which have been adopted for the structure and the systems of the aircraft, along with its main components and interfaces, demonstrate that the project has achieved its goal for this phase.

The KC-390 program already has letters of intent for 60 aircraft orders: 28 aircraft for the Brazilian Air Force, 6 for the Argentinean Air Force, 12 for the Colombian Air Force, 6 for the Chilean Air Force, 2 for the Czech Republic Air Force and 6 for the Portuguese Air Force.

This twin jet transport will be equipped with an aft ramp to allow loading and unloading of a wide range of cargo, including armored vehicles, and it will be able to air launch paratroops and cargo.

The KC-390 can be refueled in flight and also be used for in-flight or on-ground refueling of other aircraft. The cargo bay will allow configurations for medical evacuation (MEDEVAC) missions, search and rescue (SAR) and forest firefighting missions. The technical advances of the KC-390 include full closed loop fly-by-wire technology, which lessens pilots’ work load, increases safety and helps to optimize mission performance.

Government Transport Aircraft

We are marketing our wide line of commercial and executive jets, as well as derivatives of these airplanes, to Defense and Security customers. For example, in 2008, we delivered one Legacy 600 to the Ecuadorian government, and in 2009 we delivered two modified versions of the EMBRAER 190 commercial aircraft to the Brazilian Air Force to serve as the presidential aircraft. These aircraft have a spacious and comfortable cabin, including space for meetings and a private area for the Brazilian president. In 2009, Embraer also delivered two ERJ 135s to the Thai Armed Forces for VIP transport and four Phenom 100s to the Pakistani Air Force. In 2010, two other aircraft for the transportation of authorities were delivered: an ERJ 135 to the Thai Navy and a Legacy 600 to the government of Panama.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and we currently have three ongoing programs under contract with the Brazilian Air Force and Brazilian Navy. The first program, known as F-5BR, which signed in 2000, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. In 2012, we delivered the two remaining modernized F-5 fighter jets under this program. In continuation of this contract, in the beginning of 2011 we signed a contract with the Brazilian Air Force to modernize 11 additional F-5 fighters’ jets and to supply 1 more flight simulator for these fighters. The first delivery of this second group of upgraded jets is scheduled for 2013.

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years. In June 2012, in a ceremony held in our Gavião Peixoto facility, the first A-1M made its first flight.

By the end of 2012, 14 aircraft were already in our facilities: 2 flight test prototypes and 12 serial production AMXs in different phases of the revitalization and modernization processes. The deliveries will begin in 2013.

The third modernization program is to upgrade 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation) aircraft of the Brazilian Navy with a view to incorporating new technology for these aircraft, including new avionics, radars, power production and autonomous oxygen generating systems. We reached an important milestone at the end of 2011 with the completion of the project configuration phase. This modernization program is on track, and in 2012 we tested the embedded software of the avionics RIG and material was made available for initiating the modernization of the first test prototype. The deliveries will begin in 2013.

Services and Support – Defense and Security

Our Defense and Security customer service portfolio involves Material Support, Training, Field Support, Technical Support and MRO—Maintenance, Repair and Overhaul.

Our Customer Support and Services department provides the support and services required by our customers for aircraft operational success, ensuring readiness and sustained mission capability. The provision of world-class support and services to our customers is essential to our business strategy and the maintenance of enduring relationships with customers.

In 2012, our sales efforts resulted in a contract for logistics support for the fleet of 24 ERJ 145 family aircraft operated by the Brazilian Air Force. The contract, which can reach US$130 million—including US$32 million of additional services, covers a wide range of services, aimed at increasing the availability of aircraft for required missions.

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

Executive Aviation Business

We refer to our executive aviation business segment as “Executive Jets.” We developed a line of executive jets: the Legacy 600, a super mid-size jet, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. The Legacy 500 and 450 development program continues on track, with more than 650 employees fully engaged in these projects, and the first delivery of the Legacy 500 is planned for the first half of 2014, while the first flight of the Legacy 450 is planned for one year later. In 2009, we presented the new Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, and high-net-worth individuals. Our Executive Jets segment accounted for 20.9% of our revenue for the year ended December 31, 2012, resulting from the delivery of 29 Phenom 100 jets, 48 Phenom 300 jets, 19 Legacy 600/650 jets and 2 Lineage 1000 jets. On December 31, 2012, our firm orders in backlog for our executive jets totaled US$3.22 billion.

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

In October 2009, we presented the new Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super mid-size Legacy 600 and will have a longer range for up to 14 passengers. The Legacy 650 may fly up to 3,900 nautical miles nonstop with four passengers or 3,800 nautical miles with eight passengers, which is approximately 500 nautical miles more than the Legacy 600’s range.

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

Services and Support – Executive Jets

We expect to enhance customer support and services offered to the Executive Jets segment. In this respect, we have added four wholly-owned service centers since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; and Bradley, Connecticut, and are revamping the authorized service center network for executive jets. At the end of 2012, we had 62 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training joint venture, to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and expanded to Burgess Hill in the U.K. in 2009. In 2012, a new training center was opened in Guarulhos, Brazil, in order to support the growing fleet of Phenom jets in the region. This joint venture provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2012, we implemented a mobile rescue support service in the United States and in Brazil, with fully equipped trucks and vans. We also implemented a spare parts distribution center in Las Vegas in order to better support the executive jet customers on the west coast of the United States.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets, and to measure this satisfaction, we take a yearly customer experience survey of the Executive Jet customers, aimed at the development of action plans that will allow us to provide effective responses to our clients.

In August 2012, according to two major surveys, our Executive Jets product support was ranked among the top three in the business aviation industry. Both Aviation International News and Professional Pilot magazines noted our rapid rise in positive responses from customers who recognize our work in providing excellent customer support and services.

Our service centers in Fort Lauderdale and Mesa in the United States have both received the FAA Diamond award, a certificate of excellence related to maintenance technician training, for the third time.

In 2012, we completed the certification of approximately 12 new authorized service centers worldwide.

In 2012, we also celebrated the third anniversary of our Executive Jets Service Center in São José dos Campos, Brazil, and expanded its operation to a larger hangar.

In 2009, we announced our new Customer Support Contact Center dedicated to our executive jets and offering complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center is based at Embraer’s headquarters, in São José dos Campos. Its priority is to minimize downtime, from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

Other Related Businesses

We provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture, on a limited basis and upon customer request, general aviation propeller aircraft, such as executive planes and crop dusters, also known as light aircraft. Our Other Related Businesses accounted for 1.2% of our revenue for the year ended December 31, 2012.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2012, we had delivered a total of 1,258 of these aircraft, including 62 in 2012.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created, in September 2002, ECC Leasing.

The mission of ECC Leasing is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us as trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Furthermore, leasing operations involving EMBRAER 170, EMBRAER 175 and EMBRAER 190 pre-series aircraft contributed to the current results. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio composed of 164 aircraft, of which 42 are under operating leases, 39 are available or under lease/sale negotiations, 4 are performing flight tests at Embraer, and 79 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

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

Furthermore, we believe the results of ECC Leasing will be largely dependent on market conditions, aircraft availability levels and the demand for regional jets in the 37 to 50 seat category. Although new markets such as Eastern Europe and Latin America are important, the risks related to operator’s credit and asset repossession will continue to require an adequate financial evaluation by Embraer.

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

Markets

The following table sets forth our revenue by line of business and geographic region of the end users of our aircraft for the periods indicated:

	Year ended December 31,
	2012	2011	2010	2009
	(in US$millions)
Commercial Aviation
North America	875.3	739.1	347.3	796.8
Latin America (except Brazil)	144.6	540.3	426.7	157.9
Asia Pacific	920.8	1,041.5	773.4	815.8
Brazil	46.0	294.9	230.0	282.8
Europe	1,510.6	1,013.8	1,374.1	1,463.8
Others	258.1	121.6	106.4	268.6

Total	3,755.4	3,751.2	3,257.9	3,785.7

	Year ended December 31,
	2012	2011	2010	2009
	(in US$millions)
Executive Jets
North America	505.8	360.8	293.6	326.0
Latin America (except Brazil)	43.3	83.9	123.5	47.7
Asia Pacific	327.4	155.0	294.7	240.7
Brazil	136.8	210.5	211.5	80.8
Europe	254.6	281.1	241.2	186.9
Others	24.1	27.5	45.0	54.8

Total	1,292.0	1,118.8	1,209.5	936.9

Defense and Security
North America	20.6	27.6	24.1	14.3
Latin America (except Brazil)	21.7	15.6	276.9	185.3
Asia Pacific	79.5	145.2	123.0	78.6
Brazil	658.8	458.3	221.9	216.2
Europe	178.4	175.9	129.7	158.2
Others	97.2	29.4	46.2	25.2

Total	1,056.2	852.0	821.8	677.8

Other Related Businesses
North America	47.4	55.5	52.9	43.9
Latin America (except Brazil)	0.4	—	0.3	0.6
Asia Pacific	—	—	2.5	17.2
Brazil	26.5	25.5	17.1	10.2
Europe	—	—	1.6	21.7
Others	—	—	0.5	3.8

Total	74.3	81.0	74.9	97.4

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Jets, and Defense and Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

In our Commercial Aviation and Executive Jets businesses, we rely on risk-sharing partners to supply vital components of our aircraft, such as the engines, hydraulic components, avionics, interior and parts of the fuselage and portions of the tail. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

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

Other major suppliers. We have also entered into other agreements with numerous European, American, Canadian and Brazilian suppliers to provide key components for a number of our products, including the ERJ 145 regional jet family. These supply arrangements cover systems and components such as engines, avionics, landing gear and flight control systems. Our major suppliers include, among other companies, Rolls-Royce Allison, Parker Hannifin Corp., or Parker, BF Goodrich Co., United Technologies Corp.—Hamilton Sundstrand Division, Honeywell, Rosemount Aerospace and Alcoa Inc.

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

To prepare for the expected production increase for the EMBRAER 190 and EMBRAER 195 aircraft, on June 1, 2006, we entered into an agreement with KHI and KAB, under which they transferred to us assets required for the final assembly of the wings of the EMBRAER 190 and EMBRAER 195 aircraft and paid us compensation of US$57 million. As a result, we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft. KHI will continue producing the wing control surfaces and the main landing gear doors for these aircraft. However, our agreement with KHI and KAB does not cover the production of parts for the EMBRAER 170 and EMBRAER 175 aircraft.

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

Cash contributions for the production of the EMBRAER 170/190 and Phenom 100/300 jet families and the development of the Legacy 450/500 jet family

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$652.4 million through December 31, 2012, for the production of the EMBRAER 170/190 and Phenom 100/300 jet families and the development of the Legacy 450/500 jet family. Such contributions are recorded as a reduction of intangible assets. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan. A portion of these cash contributions would have to be refunded by us to the risk-sharing partners if we had failed to fulfill certain agreed-upon milestones. We generally do not need to refund these contributions as a result of insufficient market demand. The amount of US$652.4 million of these cash contributions had become nonrefundable through December 31, 2012, as we had fulfilled all developmental milestones. The Phenom 100 and the Phenom 300 were certified in 2008 and 2009, respectively. The Legacy 500 executive jet is expected to enter into service in early 2014, and the Legacy 450 is expected to enter service one year after the Legacy 500.

Services and Support

In 2011, we decided to allocate the revenues and profits of the Aviation Services Business to the principal business segments: Commercial Aviation, Executive Jets and Defense and Security. The operating leases previously allocated to other business were also aggregated to the business units. This change was made to report the results of operations of the business segments in accordance with the manner in which we have managed them as of 2011. Amounts related to the Aviation Services Business from previous periods were reclassified for comparison purposes. The amounts that are not directly recorded to the principal business segments are allocated based on the criteria deemed appropriate by our management.

We provide after-sales customer support and services for the fleet of our commercial, executive and defense customers. Activities in this segment include sales, inventory pooling programs, MRO services, customer training and other product support services. Revenues from aviation services accounted for 12.0% of our revenue for the year ended December 31, 2012.

Aviation services revenue is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We also established pooling programs that allow customers to exchange used parts for new or refurbished parts, such as our POOL—Flight Hour Program (for Commercial Aviation and Defense and Security customers), and total support programs like our EEC—Embraer Executive Care, a total care program that includes parts exchange and complete service and maintenance packages.

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

Although we foresee leasing companies and capital markets-related sources increasing their already-significant participation in aircraft financing in the coming years, we expect that export credit agencies will continue to play an important role in aircraft financing in 2013, helping fulfill the financing needs of the commercial aviation industry as a whole. The BNDES-exim Program of financing, which is sponsored by the Brazilian federal government, provides Embraer’s customers with direct financing on financial terms and conditions which comply with the Aircraft Sector Understanding of the OECD. In 2012, approximately 20% of our Commercial Aviation deliveries were supported by the BNDES-exim Program. Brazilian official support only accounted for 18% of the total deliveries for the EJets program since its launch in 2004.

See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—A downturn in commercial aviation may reduce our sales and revenue, and, consequently, our profitability, in any given year” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.”

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft and their manufacturing. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The authority which certifies our aircraft in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), created in 2005 under the Ministry of Defense to regulate, supervise and certify aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States, and the EASA for the European Union. Once an aircraft is certified by the Brazilian Aviation Authority, and validated by the FAA and/or the EASA, some authorities, such as those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian Aviation Authority or of the FAA or the EASA, in accordance with their own rules. The Brazilian Aviation Authority has a bilateral certification agreement with the FAA. The European Union has ratified a similar agreement, which has not yet been ratified by the Brazilian Government. This cooperation among regulatory authorities leads to faster certification.

Aircraft certification is a continuous process. The Brazilian Aviation Authority must approve any change in the design of any of our aircraft. Significant changes to aircraft design may require a separate validation/certification by other authorities as specified in their regulations and bilateral agreements. Changes in aircraft certification requirements do not require recertification of an aircraft already certified, but significant safety improvements may otherwise be required by the authorities through operational rules or airworthiness directives.

The certification history of our aircraft is as follows:

•

The ERJ 145 was certified to operate in the United States and Brazil in the last quarter of 1996, Europe in the second quarter of 1997, Australia in June 1998 and, for the LR version, China in November 2000.

•	The ERJ 145 XR version was certified by the Brazilian Aviation Authority in August 2002 and the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, the FAA in July 1999 and the European aviation authority in October 1999.

•	The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian Aviation Authority in December 2001, the JAA in July 2002 and the FAA in August 2002.

•	The Legacy 650 executive jet was certified by the Brazilian Aviation Authority in September 2010, by the EASA in October 2010, by the FAA in February 2011 and by the CAAC in December 2011.

•	The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the JAA, the EASA and the authority of Poland in February 2004, and deliveries of the EMBRAER 170 began in March 2004.

•	The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, the EASA in January 2005, TCCA in July 2005 and the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, the FAA in September 2005 and the EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, the EASA in July 2006 and the FAA in August 2007.

•

The Phenom 100 entry level executive jet was certified by the Brazilian Aviation Authority and the FAA in December 2008, the EASA in April 2009, the Civil Aviation Authority of the Philippines, or CAAP, in October 2009 and by the Ukraine in October 2011.

•	The Lineage 1000 executive jet was certified by the Brazilian Aviation Authority, the FAA and the EASA in December 2008, and by the IDGCA in April 2011.

•

The Brazilian Aviation Authority and the FAA certified the Phenom 300 light executive jet in December 2009 and it was certified by the EASA in April 2010, by Mexico in October 2011, the TCCA in June 2012 and the CAAP in October 2012. The Phenom 300 is now certified in more than 40 countries.

•	The Legacy 650 large executive jet received certification from the CAAC in December 2011, from the FAA in February 2011, and from the EASA and the Brazilian Aviation Authority in October 2010.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4D.	Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which is considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report.

4E.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the BNDES—Banco Nacional de Desenvolvimento Econômico e Social. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center	5,902,102	Owned	—

São José dos Campos, SP, Brazil (Eugênio de Mello)	Assembly facility	3,658,884	Owned	—

Botucatu, SP, Brazil	Assembly facility	222,000	Owned	—

Harbin, China	Assembly facility	258,067	Owned(1)	—

Gavião Peixoto, SP, Brazil	Testing and assembly facilities	191,648,512	N/A(2)	—

Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased	2035

São Paulo, SP, Brazil	Administrative offices	5,963	Leased	2013

São Paulo, SP, Brazil	Administrative offices	5,245	Leased	2013

Fort Lauderdale, Florida	Support center	91,500	Leased	2030

Nashville, Tennessee	Aircraft maintenance and support center	316,128	Leased	2018 (renewable through 2028)

Le Bourget, France	Aircraft maintenance and support center	33,500	Leased	2013

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
Farnborough, UK	Representative office for EMEA executive aviation	2,225	Leased	2013

Villepinte, France	Representative offices and support center	70,202	Leased	2014

Beijing, China	Representative offices	3,444	Leased	2013

Singapore	Representative offices and support center	5,910	Leased	2013

Mesa, Arizona	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)

Windsor-Locks, Connecticut	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2038)

Fort Lauderdale, Florida	Aircraft maintenance and support center	54,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2030 (renewable through 2035)

Melbourne, Florida	Assembly facility (under construction)	181,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2038 (renewable through 2058)

Dallas, Texas	Training center for pilots and aircraft maintenance personnel	8,564	Leased	2022

Burgess Hill, UK	Training center for pilots and aircraft maintenance personnel	8,500	Leased	2022

Evora, Portugal	Manufacturing facility for metallic aeronautical structures (under construction)	964,511	Owned	—

Evora, Portugal	Manufacturing facility for aeronautical structures in composite (under construction)	1,519,832	Owned	—

Dublin, Ireland	Administrative offices	220	Leased	2016

Amsterdam, Holland	Management of Embraer’s investment abroad	121	Leased	2014

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.

In 2008, we announced construction of a new 150,000 square foot state-of-the-art facility that will house a final assembly line—the first Embraer final assembly line in the U.S.—at the Melbourne International Airport in Melbourne, Florida. It will be capable of producing both the Phenom 100 and the Phenom 300 executive jet models, and includes a paint shop and a delivery and customer design center. This production facility was inaugurated in 2011, and the delivery and customer design center commenced operations in 2011.

In 2008, we also announced plans for implementing two new industrial units dedicated to manufacturing complex airframe structures, one focused on metallic assemblies and the other on composites, both of which are to be located in the city of Evora, Portugal. On September 21, 2012, we launched the operations of these industrial units, and the first deliveries occurred in November of the same year.

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 4B.—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

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

Production time for our EMBRAER 170 aircraft has been reduced from approximately seven months at the beginning of its production in March 2004 to approximately four months at the end of 2005. We have the flexibility to increase production in the future in response to increased demand. We achieved the production rate of 14 aircraft per month at the end of 2008 for the EMBRAER 170/190 jet family, due to the reorganization of some industrial processes, and the implementation of a third shift in our workforce. In addition, in June 2006, we entered into an agreement with KHI and KAB, pursuant to which we began assembling the wings of the EMBRAER 190 and EMBRAER 195 aircraft in order to meet demand for these types of aircraft. See “Item 4C.—Business Overview—Commercial Aviation Business—Products—EMBRAER 170/190 Jet Family.”

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

In July 2009, in line with the initiatives of the Business Efficiency Front (Frente Eficiência Empresarial) linked to P3E, we inaugurated the final assembly line of EJets with an approximately 60% reduction in the final assembly cycle time. In addition to this initiative, we transferred the assembly line of Phenom 100 and Phenom 300 from the plant located in Gavião Peixoto to the plant located in São José dos Campos, São Paulo. In 2012, the 100th Phenom 300 aircraft was manufactured in the plant located in Gavião Peixoto.

As part of the international expansion of our manufacturing activities, we have opened three new units abroad in recent years. In June 2011, the newest assembly plant of the Phenom 100 and Phenom 300 executive aircraft was opened in Melbourne, Florida, being fully operational by the end of 2012. On September 21, 2012, we opened two plants in Évora, Portugal, one for the manufacture and assembly of metal components and one for the manufacture and assembly of components in composite material. The start-up of these plants occurred as planned, and they made their first deliveries in November of the same year.

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of December 31, 2012, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. Our Integrated Development of Environmentally Sustainable Products (DIPAS) and Design for Environment (DfE) programs aim to incorporate environmental requirements into product development throughout the various stages of production. In addition, Embraer continues to enhance its production processes through the efficient use of natural resources and minimization of waste in its plants. With the goal of taking these activities to a more strategic level, Embraer also launched the “Embraer ECOperations” program in 2012, which is focused on seeking eco-efficiency in production. In 2012, 2011, 2010 and 2009 we invested US$4.0 million, US$5.0 million, US$4.1 million and US$4.5 million, respectively, in environmental projects, and we expect to spend approximately US$4.7 million on environmental projects in 2013 for the modification of existing facilities relating to environmental compliance and improvements.

We seek to anticipate and address future environmental challenges as part of our commitment to reconciling environmental responsibility with economic success. For example, our Environmental and Safety System—SIG-MASSQ was established in 2002 to organize our processes based on ISO 14001.

ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. We encourage not only the environmental certification of our operations but also the development of a full life cycle orientation for products and services, as this remains the most cost-efficient and practical way to effectively reduce environmental impacts. Certified environmental management systems have been progressively implemented across our manufacturing sites, and over 95% of our employees operate under an ISO 14001. The site and product life cycle orientation of the environmental management system attempts to create economic value by reducing environmental costs and exposure at each stage of the product life, from design to operations to end of life.

The implementation of further innovative and eco-efficient technologies and processes is a key factor in ensuring our sustainability, increasing the attractiveness of our products and our overall competitiveness. We continuously pursue eco-efficiency by seeking “green” business opportunities, mitigating the environmental impact of our activities and products throughout their life cycle, developing breakthrough technologies, products and services and, more generally, integrating environment into our business. We also believe that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments.

The European REACH (Registration, Evaluation and Authorisation of Chemicals) regulation (EU No. 2007/1906) came into force on June 1, 2007. REACH aims at improving the protection of human health and the environment through closer regulation of chemical use by industry; it replaces the pre-existing EU regulatory framework on chemicals. REACH introduces a range of new obligations over a period of 11 years which are intended to reduce the risks of harm that the 30,000 most frequently used chemicals may cause. The regulation will also bring about the phased withdrawal from use of some of the substances that are considered to be of very high concern for human health and the environment.

The regulation requires that any company which produces, imports, uses or places substances, preparations or other items on the EU market be responsible for ensuring that the item complies with REACH. We are affected by the regulation because our products can be exported, not only to the countries of the EU, but also to all countries in which compliance with REACH is required. Embraer has not suffered any penalties in connection with REACH.

Over the past few years, we have been substituting substances used in our production processes with those which are less harmful to the environment and our employees. In this context, various materials have been replaced in accordance with the restrictions imposed by REACH. In addition, we are studying the feasibility of replacing more substances which are widely used in the aviation industry but which also have usage restrictions under REACH. We also participate in working groups, such as IAEG (International Aerospace Environmental Group) and AIA (Aerospace Industries Association), with other firms in the aviation industry to develop solutions for complying with REACH and other environmental laws, and we are working with our supply chain on several initiatives to avoid supply chain disruptions and provide support to customers, including the REACH questionnaire on the Risk Assessment of Suppliers. In summary, we are working to fulfill our responsibilities under REACH.

In addition, certain developments in current or proposed carbon emission reduction laws and regulations could in the future indirectly affect our business and results. In 2010, the International Civil Aviation Organization, through its Environmental Protection Committee, began to develop carbon emission standards for airplanes. The study of these standards is being carried out concurrently with the implementation of local or regional regulations aimed at limiting carbon emissions, such as those adopted by the European Union, with its emissions market (EU ETS—European Union Emissions Trading System). This system establishes goals for emissions reduction by aviation companies. Depending on the compensatory payments and limits imposed, as well as on the cost of carbon equivalents, regulations of this nature may impact the growth potential of the air transportation industry as a whole, due to: (1) the internalization of carbon emission-related costs by air transportation companies, which would reduce their profit margins and, consequently, cut down the demand for new aircraft; or (2) higher prices of air tickets, charged by air transportation companies in an attempt to pass emission-related costs along to their passengers, who would in turn seek alternative means of transportation, reducing the demand for air travel and, as a consequence, causing aircraft sales to decline. The effects of either scenario would likely be a decrease in demand for new aircraft in the affected markets, thereby negatively affecting our results.

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

Commercial Aircraft

The fundamental drivers of air travel growth are a combination of economic growth and the increasing propensity to travel due to increased trade, globalization and improved airline services, driven by liberalization of air traffic rights between countries. As the air transportation industry continues its recovery from the 2008 financial crisis, selected world regions lead the return to growth in the industry and appear likely to emerge as economic powerhouses. In the period from January 2012 to October 2012, according to data provided by the International Air Transport Association, or IATA, passenger demand, measured by revenue passenger kilometers, increased 5.3%, despite weak economic conditions in western economies, while the airline industry is projected to achieve net profit of US$6.7 billion. International global demand increased by 6.1%, and the Middle East presented the highest growth with 16%, followed by Latin America with 8.6% and Africa with 7.8%. Mature markets presented lower growth, such as Europe, with growth of 5.7% and North America, with growth of 1.2%, the lowest regional growth rate. Domestic flight markets increased on a global basis by 4.0%, and the highest growth countries were China with 9.4%, Brazil with 9.2% and Australia with 5%.

For 2013, IATA projects better performance than 2012, with net profits to rise to $8.4 billion. The improvement is expected to be driven by slightly higher economic growth and slightly lower fuel prices. U.S. airlines continue to improve their profitability, performance in Asia-Pacific is mixed but overall profitability has not deteriorated despite the weakness of cargo markets. Even in Europe, where home markets have been damaged by the Euro-zone crisis, performance has improved and IATA expects the region to break even. The trend to replace aging fleets and trim excess capacity that was evident in North America and Europe in the last few years is now spreading towards the south and east. All eyes are on airlines in Latin America, China, the Middle East and Asia, as they discover the potential of regional flying to build their networks, right-size their fleets with smaller-gauge equipment and achieve higher levels of efficiency. We believe that from 2012 to 2031, world air travel demand should grow an average of 5% per year in terms of passenger kilometers flown. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

The world’s economies have been recovering from the recession at differing paces. Emerging markets are driving economic growth, fueled by the impressive growth of China and other Asian countries. Developed countries are growing at a much slower rate. In the long-term, the key trend is the shift in global power from West to East and, to some extent, to the South. We expect the Middle East to lead growth in air travel in the next 20 years in terms of passenger kilometers flown, with an average annual rate of around 7.2%, followed by China and Latin America with 7%. We expect that demand in Asia, Africa and the Commonwealth of Independent States will grow around 5.5%, and that growth in the North American and European markets will remain around 3% and 4%, respectively, in all cases in terms of passenger kilometers flown.

In North America, the continued slow recovery of the U.S. economy is being driven by the ongoing after-effects of the global financial crisis and the recession. Although conditions in the labor market have improved, considerable slack remains, mainly as a consequence of continued weakness in demand for goods and services.

Economic growth in North America will be motivated by strong increases in productivity and business investment. Air transportation is intimately linked to the continent’s economy. Because of their size, the U.S. and Canada need an efficient way to move people and goods, and aviation is still the best alternative for handling increased productivity on the continent. The main airlines’ strategies have been focused on cost reductions, increased productivity and consolidation aiming at higher operational and financial efficiency. We believe that airlines are cautiously optimistic after having undergone significant capacity rationalization, consolidation and a current upside revenue trend. Focusing on profitability and not on capacity will position airlines to sustain better financial results and stability through business cycles. Regional airlines continue to provide essential hub feeder and capacity adjustments to network carriers.

In Europe, the revenue environment will remain under pressure due to regional economic conditions. Regional carriers are supporting network airlines’ adjustments of capacity and frequency of services as part of their structural cost reduction and improvement programs. Mobility is vital for the intra-European market as Europeans continue to enjoy the freedom to travel that came with air transport liberalization in 1987. European airlines are still adapting to a more dynamic competitive environment and facing many issues such as challenges with labor, increased charges and fees (regulatory, airport and environmental), and the restructuring of businesses to exploit emerging opportunities. Both operational and financial efficiency are prime objectives to ensure future survival and development. In Eastern European countries, where markets are less mature, we expect there will be stronger demand since these economies should develop faster than countries in Western Europe.

Latin America’s relevance is increasing in the global economy and geopolitics due to some fundamental macroeconomic reforms promoted over the past decade. We believe that passenger demand in the Latin American air transport industry remains positive, led mainly by economic growth and social policies that helped the region to achieve a robust level of business development, increased foreign investment and success in the gradual reduction of poverty. A growing middle class is demanding different services, such as discretionary expenditures in air travel. Airlines have introduced more fuel-efficient and right-sized aircraft in order to expand the intra-regional aviation system. As the region becomes more integrated through the development of an intra-regional network, there will be opportunities for up to 120-seat jets to increase network connectivity and expand service to secondary airports.

Optimism for the Asia Pacific region is strongly correlated to the robust economic growth of China and India, but it also reflects other fast-growing markets such as Indonesia, Malaysia, Thailand, the Philippines and Vietnam. Increasing economic cooperation, leading to trade expansion within the region, is fostering not only accelerated development of local economies but also the need for intra-regional air transportation links. Overall, Asia Pacific economic prosperity, combined with robust population growth, economic decentralization and rapid rates of urbanization, will support strong local demand for air travel (especially by the middle class), which, together with air service liberalization, is expected to drive air transport demand growth. The role of regional aviation in Asia Pacific/China is not limited to matching capacity to demand, but also relates to national integration. Regional aviation provides access to smaller communities in countries like Australia, China and Indonesia. The Chinese government also understands the importance of this role and is implementing new policies to promote greater regional aviation development in the country. The regional fleet is still comprised mainly of high-capacity narrow-body aircraft, which restricts adequate deployment to medium—and low-density markets. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate major opportunities for regional aviation in the coming years.

Previously, the Middle East had a small share of world air traffic, with its airlines operating mostly in local markets. Today, Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Strong interest in business and tourism, together with a sizeable expatriate workforce, has promoted the development of intra-regional markets. Intra-Middle Eastern flights have increased significantly in the past years with the acquisition of new smaller aircraft to feed international hubs and cover underserved markets.

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

We estimate a global demand for around 6,795 jets in the 30- to 120-seat-capacity category over the next 20 years, which may generate global sales of new aircraft of around US$315 billion. The 30 to 120-seat segment plays an important role in aviation, providing flexibility to airlines to deal with the volatility of the market, complementing larger aircraft operation with appropriate capacity, as well as allowing airlines to open new low—to medium-density markets.

The 30- to 60-seat-capacity category has been impacted by high fuel prices and an environment of low yields. However, this category is still essential for the North American hub-feeding system and will support the development of regional aviation in other world regions.

The 61- to 120-seat capacity category has been providing much needed flexibility and efficiency improvements to airlines by right-sizing larger jets, replacing aging aircraft, developing new markets, expanding from smaller regional jets and supporting the natural growth of regional airlines on high-demand routes operated by smaller jets.

Executive Aircraft

Market Overview

Due to the global economic weakness that has affected the executive aviation market since mid-2008, this segment has registered one of the most severe reductions in global sales in its history, surpassing the impacts caused by the recession of the 1980s and the September 2001 terrorist attacks. The lack of attractive financing alternatives, the high inventory of inexpensive and relatively new pre-owned aircraft and the uncertainties surrounding economies worldwide make it less likely that a demand surge will occur in the short-to-mid-term period.

Despite higher than expected corporate profits accumulated since 2010, the North American market has not yet shown significant signs of substantial continued recovery. We understand that corporations will continue to be more reluctant to spend on travel alternatives, at least in the short term. On the other hand, large fractional operators have renewed their business plans and, in our view, may soon start a new buying season looking for new aircraft alternatives in order to expand the shrinking fractional market and creating opportunities for new models entering the market.

The wave of orders eased during 2012, despite an increase in the number of indications of interest we received during the second quarter of 2012. Also, the industry’s output level for 2012 is expected to be at the same level of 2011, and the industry’s revenues are believed to remain flat until 2013, within the revenue range of US$19 to US$21 billion per year. Over the next 10 years, market forecasts indicate that 9,300 aircraft will be delivered, totaling US$246 billion in the period.

We estimate compound annual revenue growth for the executive jet segment from 2013 to 2022 of 5.2%. In terms of units delivered, we estimate compound annual growth of 5.0%.

In 2011, the U.S. government reported a 2.0% increase in its GDP in the fourth quarter of the same year, suggesting that the recession was being left behind, this being the eighth quarter of positive GDP growth.

In early 2012, the General Aviation Manufacturers Association reported that the industry delivered 703 business jets during 2011 (7.8% less than the previous year’s output), equivalent to US$18.1 billion. This figure is 4.6% higher than 2009’s due to a different mix of delivered products. The expectation for 2013 is that deliveries will be equivalent in terms of units, but there will be an slight increase in terms of revenues, since we expect that there will be an increase in the number of heavy jets sold. We believe a recovery in the executive jet segment will begin in the fourth quarter of 2013 and, as a result, executive jet manufacturers will continue to adjust production capacity and product pricing.

Since 2005, the industry has witnessed an increase in the participation of nontraditional markets (i.e., outside the U.S. and Western Europe) in overall sales levels. In recent years, some aircraft manufacturers have registered 70% of orders coming from outside the U.S. market. However, due to the overall downturn in emerging economies caused by the global economic crisis, we anticipate that the steep reduction in sales of executive aviation in the U.S. will not be offset by the growth of demand in nontraditional markets. Revenue from non-U.S. orders is expected to account for 57% of total industry revenue during the next ten years, representing an increase of one percentage point from our estimate for last year.

Latin America, Asia-Pacific and China are expected to show the highest growth rates in deliveries in the medium-to-long term. Lighter jet categories have generally been well accepted, particularly in Latin America, as they are more suitable to local needs. Thus, we believe that sales of light and entry-level jets will be key to sustaining the expected growth in Latin America. While the Latin American growth stems mainly from substitution of the turboprop fleet, we believe that Asian growth rates will be sustained by the region’s economic performance and by the prospect of diminishing regulatory and fiscal barriers, which, until now, have dampened demand. These factors should favor demand for aircraft with larger cabins and longer ranges within the region.

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

Our Executive Aircraft

Overview

We continued to make solid progress throughout 2012, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

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

Although industry sales activity has suffered a notable freeze since the fourth quarter of 2008 and several cancellations were experienced, the Phenom executive jets family maintained firm contracts for over 60 aircraft during 2012. In addition, since the beginning of its program, we have delivered over 13 Lineage 1000 jets around the world and, in 2012, we delivered 19 Legacy 600/650 jets. As Embraer continues to introduce new products in the executive jet market, we expect the total number of deliveries in this segment to continue to increase in upcoming years.

Legacy 600 and Legacy 650

In October 2009, we presented the new Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association, in Orlando, Florida. The large executive jet category Legacy 650 is based on the successful platform of the super mid-size Legacy 600, having a longer range for up to 14 passengers. The Legacy 650 can fly up to 3,900 nautical miles nonstop with four passengers, or 3,800 nautical miles with eight passengers, which is approximately 500 nautical miles farther than the Legacy 600.

Embraer reinforced its brand, choosing the Hollywood star Jackie Chan as its brand ambassador. In February 2012, Embraer delivered to Mr. Chan a Legacy 650 painted with a personalized paint scheme. This was also the first aircraft of this model delivered in China.

Also, in February 2012, Jackie Chan made his first public appearance with his Legacy 650, starring in the Singapore Air Show.

In March 2012, in a press conference at the Asian Business Aviation Conference & Exhibition (ABACE), Embraer and Minsheng Financial Leasing Co. (MSFL), from China, announced the delivery of the first of thirteen Legacy 650 jets ordered by MSFL.

In April 2012, Embraer began the global exhibition of the Legacy 650, with its new interior, at the Regional Forum of NBAA in Van Nuys, California.

In May 2012, Embraer announced at EBACE (European Business Aviation Convention & Exhibition) the sale and delivery of a Legacy 650 to FAL Aviation, a company based in Riad, Saudi Arabia. This company was one of the first operators of the super mid-size jet Legacy 600, and it is now the first company to acquire a Legacy 650 in Saudi Arabia.

In June 2012, the Legacy 650 jet debuted at the Canadian Business Aircraft Association in Toronto, Canada.

Also in June, ICBC Financial Leasing Co., Ltd. (ICBC Leasing), signed a deal for ten Legacy 650 large executive jets, including five firm orders and five options, with Harbin Embraer Aircraft Industry Co., Ltd. (HEAI), Embraer’s joint venture with Aviation Industry Corporation of China (AVIC). Deliveries are scheduled to begin at the end of 2013.

In August 2012, the Legacy 650 was certified for High Altitude Landing and Takeoff Operation (HALTO) by the Brazilian Aerospace Agency (ANAC), widening the operational envelope of this large-category jet.

In November 2012, Embraer delivered the 200th Legacy 600/650 jet, a remarkable milestone for this jet family. The aircraft was delivered to Minsheng Financial Leasing Co. (MSFL), from China, in a ceremony held at Embraer headquarters at São Jose dos Campos, Brazil.

The Legacy 600 has entered its tenth year of production and still has broad market acceptance, mainly among customers in Europe. The aircraft also has good acceptance in the Middle East, with a fleet of 24 aircraft spread within the region.

Legacy 600 and 650 deliveries increased from 13 units in 2011 to 19 units in 2012, due to the global economic downturn. With a fleet of more than 190 jets in 35 countries, the Legacy 600 holds 15% market share in the super mid-size category since its entry into service.

Legacy 450 and Legacy 500

An estimated US$750 million in fixed assets expenditure is expected to be invested overall in research for the new Legacy 500 and Legacy 450 models. The Legacy 500 executive jet is expected to enter into service in early 2014, and the Legacy 450 is expected to enter service one year after the Legacy 500. We believe that these two aircraft programs will help strengthen our position in the market and establish our portfolio as one of the most comprehensive of the executive aviation industry.

In February 2012, we performed the Legacy 500 first engine run, at our headquarters in São Jose dos Campos, Brazil.

In May 2012, Embraer’s development program for its mid-size, 3,000-nm-range Legacy 500 executive jet achieved several significant milestones, including taxi runs and the beginning of Ground Vibration Tests (GVT). Milestones also include development of the second and third prototypes. Concurrently, the joint definition phase has started for its sister aircraft, the mid-light, 2,300-nm-range Legacy 450 executive jet.

In August 2012, Embraer Executive Jets passed a major milestone in the mid-light Legacy 450 program, when the first part was milled for the business jet, ushering in the beginning of fabrication of the first prototype.

In October 2012, Embraer Executive Jets displayed a complete Legacy 450 cabin and cockpit for the first time at the National Business Aviation Association Convention in Orlando, Florida.

In November 2012, a new generation of business jets was ushered in when Embraer’s mid-size jet Legacy 500 made a successful first flight, marking the beginning of its flight test program.

Phenom 100 and Phenom 300

In February 2012, Embraer delivered the 300th Phenom jet, capping off the latest series of milestones which included the assembly and first flight of the initial aircraft from our year-old Melbourne facility in Florida, USA.

Also in February, we delivered the first Medevac version of the Phenom 300 jet to Amil Resgate Saúde. The aircraft, which was transformed into a veritable flying ICU, is the 100th Embraer executive jet to be delivered in Brazil.

In April 2012, Embraer Executive Jets made its first international delivery of a US-made Phenom 100 to Canadian businessman Tasso Kostelidis.

In May 2012, the Phenom 100 passed another program milestone when flight hours totaled 100,000, a little after three years since it entered service in December 2008.

Also in May 2012, Embraer started offering two new interior options on the Phenom 100, designed to increase the flexibility of the aircraft and the number of passengers. The interior options included a fifth seat, which would replace the wardrobe in the forward cabin. In addition, Embraer had certified a belted lavatory. The new seating options have the potential to bring the Phenom 100 total occupancy to eight passengers.

In June 2012, Robb Report magazine named Embraer’s Phenom 100 and Phenom 300 as best in the entry-level and light business aircraft categories, respectively, in the Best of the Best 2012 report.

Also in June 2012, Transport Canada Civil Aviation (TCCA) granted a type certificate to Embraer for its Phenom 300 light jet. The Phenom 300, which received its initial certification by U.S. and Brazilian aviation authorities in 2009, is now certificated in more than 40 countries.

In July 2012, Embraer Executive Jets unveiled its expanded design suite at its Customer Center, offering another best-in-class experience for customers designing the interiors of their Phenom, Legacy and Lineage aircraft.

In August 2012, on the eve of the Latin American Business Aviation Conference and Exhibition (LABACE), Embraer-CAE Training Services (ECTS), a joint venture between Embraer and CAE, inaugurated Phenom aircraft pilot and maintenance technician training in Brazil, at CAE’s training facility near Guarulhos International Airport (GRU) in São Paulo, Brazil.

In September 2012, Embraer’s entry-level Phenom 100 executive jet received the Validation of Type Certificate issued by Civil Aviation Administration of China (CAAC).

In the same month, with the arrival of the first wing and fuselage, Embraer Executive Jets’ assembly facility in Melbourne, Florida, has added the production of the Phenom 300 light aircraft to its two-shift assembly operation.

In October 2012, Embraer Executive Jets started offering an optional increase in Maximum Zero Fuel Weight (MZFW) for the Phenom 100 for those requiring a higher payload capacity. The move expands the flexibility of the entry-level jet, affording additional capacity for passengers and baggage.

In November 2012, Embraer Executive Jets announced that its Phenom 300 aircraft received the Validation of Type Certificate issued by CAAC at the 9th China International Aviation & Aerospace Exhibition (Airshow China 2012) in Zhuhai, Guangdong Province.

In December 2012, Embraer Executive Jets’ first made-in-the-USA Phenom 300 was rolled out and made its first flight.

By the end of 2012, the Phenom 100 fleet was composed of more than 250 aircraft distributed in 24 countries. In the same period, the Phenom 300 fleet was composed of more than 100 jets distributed in 20 countries.

Lineage 1000

In February 2012, Embraer announced an agreement for three Lineage 1000 ultra-large executive jets with China’s Minsheng Financial Leasing Co., Ltd., one of the largest financial institutions providing executive jet leasing services in China.

In March 2012, the Embraer Lineage 1000 added high-temperature and high-altitude capabilities to its impressive list of operational capabilities, having been certified for such missions in both Brazil and the United States.

In August 2012, Embraer’s Lineage 1000 ultra-large executive jet opened its wings for the first customer in mainland China, with the delivery to China’s Xinjiang Guanghui Industry Investment Group Co., Ltd., in a ceremony held at Embraer’s headquarters in São Jose dos Campos.

Also in August, the luxurious Lineage 1000 made its debut at the 9th Annual Latin American Business Aviation Conference and Exhibition (LABACE) at Congonhas Airport (CGH), in Sao Paulo.

In December 2012, the Lineage 1000 business jet received its Type Certificate from the Russian Interstate Aviation Committee (IAC), also known by its Russian acronym MAK. Certification paves the way for Russian customers to register and operate the aircraft in Russia.

By the end of 2012, the Lineage 1000 fleet was composed of more than 12 units distributed in 7 countries.

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

In 2012, Brazil’s GDP increased 0.9%. The real depreciated against the U.S. dollar, reaching R$2.04 per US$1.00 on December 31, 2012, representing an 8.5% depreciation against the U.S. dollar. The Central Bank further reduced the SELIC rate to 7.25% on December 31, 2012. Inflation in 2012, as measured by the IPCA was 5.8% and the CDI average was 8.4% in the same period.

According to the Focus report published by the Central Bank on January 18, 2013, positive growth of 3.2% is estimated for Brazilian GDP in 2013, and an inflation rate of 5.7% is expected for the same year.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the IPCA and published annually by the Instituto Brasileiro de Geografia e Estatística—IBGE, and the fluctuation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2012	2011	2010	2009	2008
Inflation (National Consumer Price Index)	5.8%	6.5%	5.91%	4.31%	5.90%
Exchange Rate Variation (R$/US$)	8.5%	(12.6)%	4.3%	25.5%	(31.9)%

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

Critical Accounting Estimates

The preparation of the financial statements in conformity with International Financial Reporting Standards requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments and guarantees on the statement of financial position dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the estimates and assumptions that may cause a risk of material adjustment to the carrying amounts of assets and liabilities are addressed below:

Sales and Other Operating Revenues

We recognize revenues from sales made by the Commercial Aviation, Executive Jets, and Defense and Security businesses when benefits and risk of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is rendered.

We also recognize rental revenue for leased aircraft, classified as operating leases, on a straight-line basis over the lease term and, when presenting information by operating segment, rental revenue is recorded in its respective operating segment.

In the Defense and Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the percentage of completion method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected remaining costs to completion. Use of the percentage of completion method requires us to estimate the total costs to be incurred in connection with the contracts. Were the total costs to be incurred to be 10% below management’s estimates, the amount of revenue recognized in the year of 2012 would increase by US$125.9 million, and if the total costs were to be 10% above the estimate, the amount of revenue recognized would decrease by US$111.8 million.

Revenue under exchange pool programs is recognized monthly over the contract term and consists partly of a fixed fee and partly of a variable fee directly related to aircraft flying hours.

We enter into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and other concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting when all of the following criteria are met:

•	the delivered item has value to the client on a stand-alone basis; and

•	there is objective and reliable evidence of the fair value of the undelivered item.

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

Product Warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by us and/or by our risk-sharing partners and suppliers. We recognize warranty expenses, as cost of sales and services, at the time of sale based on the estimated warranty costs anticipated to be incurred. These estimates are based on a number of factors, including historical warranty claims and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from past experience, mainly when a new family of aircraft enters service, which could require us to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

Financial Guarantees

We may offer financial guarantees related to aircraft sold. The guarantee is granted at fair value at the time of delivery of the aircraft when it is supported by a financing agreement. The guarantee is recorded as a reduction in sales and an increase in deferred revenue. The deferred revenue is amortized to the income statement over the period of the guarantee. We evaluate the creditworthiness of the obligor at aircraft delivery and disclose our maximum exposure under the guarantee as a contingent liability in Note 37. We monitor the obligor’s credit worthiness periodically. In the event of an official restructuring or default, a provision is recognized when it is more likely than not that payment will be made and the amount can be estimated reliably.

Residual Value Guarantees

We may offer residual value guarantees related to sold aircraft. At the time of the offering, the guarantees are evaluated based on the fair value of the aircraft and are reviewed and updated quarterly to reflect depreciation in value. The future fair value of aircraft is estimated using assessments of third parties, including information obtained from the sale or lease of similar aircraft in the secondary market.

Residual Interests in Aircraft

In structured financing arrangements, an entity purchases an aircraft from us, pays the full purchase price on delivery or at the conclusion of the sales financing structure and leases the aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft, and a portion of the credit risk remains with that third party.

Although we have no equity investee interests, we control special purpose entity, or SPE, operations or take a majority share of their risks and rewards. When we no longer hold control, the assets and liabilities related to the aircraft are deconsolidated from our statement of financial position.

We principally evaluate our control over an SPE based on a qualitative assessment. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and our interests in the entity which either creates or absorbs variability. We evaluate the design of the SPE and the related risks that the entity and the variable interest holders are exposed to in evaluating consolidation. In several cases, when it is unclear from a qualitative standpoint if we have control over an SPE, we use a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

Impairment

Non-current assets held for use are subject to impairment assessment if facts and circumstances indicate that their carrying value is no longer recoverable based upon the higher of their discounted future cash flows and their net realizable value. Our cash-generating units (CGUs) have been defined and are reviewed annually, in accordance with the aircraft families/platforms and other business conducted by us and our subsidiaries. The corporate assets and those that are included in more than one CGU are allocated in proportion to the income attributed to each such asset. The goodwill pertaining to an asset is allocated to the asset’s respective CGU or, if applicable, to a group of CGUs.

In this case, the goodwill is assessed for impairment on a corporate basis, i.e., for the consolidated financial statements, taking into account the synergies between the companies that comprise each CGU. However, any adjustments made are proportional and affect all the companies in a particular CGU. The net carrying value of the underlying assets is adjusted if the net realizable value is less than the net carrying value.

A number of assumptions are used to determine the expected discounted cash flows, including the forecasts of future cash flows, based on the best estimate of future sales and operating costs, which depends primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions.

Changes in these forecasts could significantly change the amount of an impairment loss, if any. If the discount rate used to discount the cash flows of all CGUs to present value were 10% lower or 10% higher compared to the rate used by management, adjustments for non-recovery of assets would still not need to have been made.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods using assumptions that are mainly based on market conditions existing at the end of each reporting period.

Income Taxes

We are subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Because the majority of our tax basis is in reais and its functional currency is the dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates, particularly from changes in non-monetary assets.

Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2012, the deferred income tax expense would have been higher or lower by approximately US$106.1 million.

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

	At and for the year ended December 31,
Commercial Aviation	2012		2011		2010		2009
Deliveries		106		105		100		122
ERJ 145		—		2		6		7
EMBRAER 170(1)		1		1		9/2		22
EMBRAER 175		20		10		8		11
EMBRAER 190		62		68		58		62
EMBRAER 195		23		24		17		20
Defense and Security(2)
Deliveries		—		—		2		7
Executive Jets
Deliveries		99		99		144		115
Other Operating Information
Total Backlog (in millions)	US$	12,462.2	US$	15,441.2	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Revenue

We generate revenue primarily from sales of commercial and executive aircraft products. We also generate revenue from the sale of defense aircraft and systems. Of total revenues, 84.8% are generated through aircraft sales. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2012, total Defense and Security revenue included 65% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 35% denominated in Brazilian reais. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). In 2012, total aviation services revenue included 91.3% of revenue denominated in U.S. dollars and other foreign currencies and 8.7% in Brazilian reais. Finally, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers.

We generally recognize revenue for the sale of our commercial and executive aircraft when the aircraft is delivered to the customer. We customarily receive a deposit upon signing of the purchase agreement for the sale of our commercial aircraft and progress payments in the amount of 5% of the sales price of the aircraft 18 months, 12 months and six months before scheduled delivery. We receive a 5% deposit upon signing of a purchase agreement for our executive aircraft and an additional deposit of 30% to 50% of the purchase price prior to delivery, depending on the specific terms of the purchase agreement and the aircraft sold. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. See “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues.”

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

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•

Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs are primarily real-denominated.

•

Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. On average, property, plant and equipment are depreciated over 16 years. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

•

Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

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

Recent Developments

Backlog

Overview

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. We currently maintain our estimates to deliver 90-95 commercial aircraft, 80-90 light executive jets and 25-30 large executive jets during 2013.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	Year ended December 31,
	2012	2011	2010	2009
	(in US$millions)
Revenue
Commercial aviation	3,755.4	3,751.2	3,257.9	3,785.7
Executive jets	1,292.0	1,118.8	1,209.5	936.9
Defense and security	1,056.2	852.0	821.8	677.8
Other related businesses	74.3	81.0	74.9	97.4

Total	6,177.9	5,803.0	5,364.1	5,497.8
Cost of sales and services
Commercial aviation	(2,809.2)	(2,921.8)	(2,680.8)	(3,072.2)
Executive jets	(1,035.8)	(888.8)	(987.3)	(750.8)
Defense and security	(791.9)	(644.6)	(599.5)	(520.1)
Other related businesses	(46.1)	(40.7)	(70.5)	(85.3)

Total	(4,683.0)	(4,495.9)	(4,338.1)	(4,428.4)

	Year ended December 31,
	2012	2011	2010	2009
	(in US$millions)
Gross profit
Commercial aviation	946.2	829.4	577.1	713.5
Executive jets	256.2	230.0	222.2	186.1
Defense and security	264.3	207.4	222.3	157.7
Other related businesses	28.2	40.3	4.4	12.1
Total	1,494.9	1,307.1	1,026.0	1,069.4

Operating expenses
Commercial aviation	(507.6)	(672.3)	(345.3)	(400.0)
Executive jets	(216.7)	(174.8)	(142.3)	(172.9)
Defense and security	(149.3)	(125.4)	(115.6)	(89.6)
Other related businesses	(9.2)	(16.4)	(31.1)	(27.5)

Total	(882.8)	(988.9)	(634.3)	(690.0)

Operating profit before finance income (expense)	612.1	318.2	391.7	379.4

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

	Year ended December 31,
Consolidated Statements of Income	2012		2011		2010		2009
	(in US$ millions, except percentages)
Revenue	6,177.9	100%	5,803.0	100.0%	5,364.1	100.0%	5,497.8	100.0%
Cost of sales and services	(4,683.0)	75.8	(4,495.9)	77.5	(4,338.1)	80.9	(4,428.4)	80.5
Gross profit	1,494.9	24.2	1,307.1	22.5	1,026.0	19.1	1,069.4	19.5
Operating income (expense)
Administrative	(280.5)	4.5	(262.5)	4.5	(197.5)	3.7	(191.3)	3.5
Selling	(482.0)	7.8	(419.3)	7.2	(374.1)	7.0	(304.6)	5.5
Research	(77.3)	1.3	(85.3)	1.5	(72.1)	1.3	(55.6)	1.0
Other operating income (expense), net	(42.8)	0.7	(221.5)	3.8	9.4	0.2	(138.5)	2.5
Equity in losses of associates	(0.2)	—	(0.3)	—	—	—	—	—

Operating profit before financial income (expense)	612.1	9.9	318.2	5.5	391.7	7.3	379.4	6.9
Financial expenses, net	(6.8)	0.1	(90.7)	1.6	17.5	0.3	10.2	0.2
Foreign exchange gain (loss), net	8.8	0.1	20.0	0.3	(1.1)	—	(68.8)	1.3

Profit before taxes on income	614.1	9.9	247.5	4.3	408.1	7.6	320.8	5.8
Income taxes expense (benefit)	(265.5)	4.3	(127.1)	2.2	(62.7)	1.2	158.1	2.9

Net income	348.6	5.6	120.4	2.1	345.4	6.4	478.9	8.7

Attributable to:
Owners of Embraer	347.8	5.6	111.6	1.9	330.2	6.2	465.2	8.5
Noncontrolling interest	0.8	—	8.8	0.2	15.2	0.2	13.7	0.2

2012 Compared with 2011

Revenue

Revenue increased 6.5%, to US$6,177.9 million in 2012, from US$5,803.0 million in 2011. Revenue in the Commercial Aviation segment increased slightly, by 0.1%, to US$3,755.4 million in 2012, from US$3,751.2 million in 2011. Executive Jets revenues increased 15.5%, to US$1,292.0 million in 2012, from US$1,118.8 million in 2011. Defense and Security revenues increased by 24.0%, to US$1,056.2 million in 2012, from US$851.9 million in 2011. Other Related Businesses revenues decreased 8.3%, to US$74.3 million in 2012, from US$81.0 million in 2011. Total service revenues, included in our Commercial Aviation, Executive Jets and Defense and Security segments, described above, reached US$740.9 million in 2012, compared to US$657.4 million in 2011.

The Commercial Aviation revenues remained stable primarily as a consequence of a similar number of aircraft deliveries, as well as a similar product and service mix in 2012. We delivered 106 commercial aircraft in 2012 as compared to 105 aircraft in 2011, an increase of one commercial aircraft, or 1.0%.

The increase in Executive Jets revenues is mainly driven by changes in product mix between small and large jets, which resulted in a reduction of 7.2% in deliveries of small executive jets and an increase of 31.3% in deliveries of large executive jets in 2012, totaling 99 executive jets in 2012 (including 19 Legacy 600/650, 29 Phenom 100, 48 Phenom 300 and 3 Lineage 1000) compared to 99 in 2011 (including 13 Legacy 600/650, 41 Phenom 100, 42 Phenom 300, 2 Lineage 1000 and 1 Embraer 190 Shuttle).

Defense and Security revenues are accounted for using the percentage-of-completion method and increased 24.0%, to US$1,056.2 million in 2012, from US$851.9 million in 2011, primarily as a result of growth in deliveries of the Super Tucano and the evolution of the development of the KC-390.

As a consequence of the aircraft deliveries that took place in 2012, coupled with the on-going utilization of the current Embraer fleet, revenues from services increased 12.7% in 2012 when compared to 2011.

Cost of Sales and Services

Cost of sales and services increased 4.2%, to US$4,683.0 million in 2012, from US$4,495.9 million in 2011. This increase in cost of sales of 4.2% was less than the 6.5% increase in revenue in 2012. Cost of sales and services as a percentage of revenue decreased to 75.8% in 2012, from 77.5% in 2011. This reduction in cost of sales and services is a result of a more favorable product and revenue mix in 2012, our ongoing efforts to improve efficiency and productivity, the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment decreased 3.0%, to US$2,809.2 million in 2012, from US$2,895.8 million in 2011, due to a more favorable product and revenue mix in 2012, our ongoing efforts to improve efficiency and productivity, the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil, compared to a slight increase of 1.1% in revenues for the Commercial Aviation segment.

Cost of sales and services in the Executive Jets segment increased by 17.4%, to US$1,035.8 million in 2012, from US$882.5 million in 2011, in line with the 16.0% increase in revenues for this segment. Most of our costs relating to sales and services in the Executive Jets segment are variable, considering that the majority of costs are related to aircraft parts and components, such as engines and avionics, the prices of which increased in 2012.

Cost of sales and services in the Defense and Security segment increased by 22.9% to US$791.9 million in 2012, from US$644.5 million in 2011, while revenues in this segment increased by 24.0%. This increase comes primarily as a result of the different revenue and product mix delivered in this segment during 2012.

Cost of sales and services in Other Related Businesses decreased 37.1%, to US$46.0 million in 2012, from US$73.1 million in 2011, while revenues for this segment decreased 39.7%.

Total cost of sales and services related to revenues from services, which are included in the revenue of our Commercial Aviation, Executive Jets and Defense and Security segments, described above, totaled US$530.8 million in 2012, compared to US$411.8 million in 2011.

Gross Profit

As a result of the foregoing factors, our gross profit increased 14.4%, to US$1,494.9 million in 2012, from US$1,307.1 million in 2011. Our gross margin also increased to 24.2% in 2012 from 22.5% in 2011.

Operating Income (Expense)

As further discussed below, operating expense decreased 10.7%, to US$882.8 million in 2012, from US$988.9 million in 2011. Operating expenses as a percentage of revenue decreased to 14.3% in 2012 from 17.0% in 2011.

Administrative. Administrative expenses increased 6.9%, to US$280.5 million in 2012, from US$262.5 million in 2011, primarily as a result of the increase of approximately 10% in Brazilian labor expenses, which were partially offset by the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Selling. Selling expenses increased 15%, to US$482.0 million in 2012, from US$419.3 million in 2011. This increase was mainly due to Embraer’s efforts to take advantage of market improvements to generate sales, and as our worldwide fleet continued to grow through 2012, particularly in the executive aviation market, our customer support infrastructure was increased to support such fleet growth. Additionally, selling expenses were affected by the increase in revenues and product mix in 2012.

Research. Research expenses decreased 9.4%, to US$77.3 million in 2012, from US$85.3 million in 2011. This decrease is mainly explained by the reduced level of research activity related to the development of the second generation of E-Jets aircraft.

Other operating (expense) income, net. Other operating expense, net decreased to net other operating expense of US$42.8 million in 2012 from net other operating expense of US$221.5 million in 2011. This expense in 2012 is mainly due to the expense of US$37.4 million in renegotiated financing arrangement expenses in connection with the restructuring of Chautauqua Airlines Inc., an airline operator controlled by Republic Airways Holdings. This expense for Chautauqua was lower than the provision of financial guarantees obligation made for AMR in 2011, which totaled US$241.9 million.

Equity in loss of associates. Equity in loss of associates remained relatively stable, at negative US$0.2 million in 2012, from negative US$0.3 million in 2011. See note 14 to our audited consolidated financial statements.

Operating Profit Before Financial Income (Expense)

As a result of the foregoing factors, our consolidated operating profit increased 92.4%, to US$612.1 million in 2012, from US$318.2 million in 2011. Our operating margin increased to 9.9% in 2012 from 5.5% in 2011.

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment for 2012 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related Businesses segments was US$438.6 million, US$39.5 million, US$115.0 million and US$19.0 million, respectively. In 2011, the operating profits for these segments was US$145.8 million, US$56.4 million, US$81.9 million and US$34.1 million, respectively. See Note 39 to our audited consolidated financial statements for operating profit by segment. Total operating profit related to revenues from services, which are included in the revenue from our Commercial Aviation, Executive Jets and Defense and Security segments described above, totaled US$98.1 million and US$119.4 million for 2012 and 2011, respectively.

Financial income (expense), net

Financial expense, net, decreased by 92.5% to a net financial expense of US$6.8 million in 2012, compared to net financial expense of US$90.7 million in 2011, primarily due to the absence of US$75.6 million of non-recurring expenses in connection with the provision of residual value guarantee obligations for the AMR Corporation, which was recorded in 2011, and a reversal of US$35.4 million in 2012 resulting from there being no observed impact on the value of regional aircraft in the secondary market, as we had predicted when we made the initial provision in 2011.

Foreign exchange gain (loss), net

Foreign exchange gain, net decreased to US$8.8 million in 2012 from a net foreign exchange gain of US$20.0 million in 2011, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the foregoing factors, profit before taxes on income increased 148.1%, to US$614.1 million in 2012, from US$247.5 million in 2011.

Income tax benefit (expense)

Income taxes represented an expense of US$265.5 million in 2012, compared to an expense of US$127.1 million in 2011, mainly as a result of the effects of foreign exchange changes on our nonmonetary assets.

Our effective tax rate decreased to 43.2% in 2012, compared to an effective tax rate of 51.4% of our profit before taxes on income in 2011, due to higher income before taxes in 2012 as well as the tax on profits of our overseas subsidiaries. In 2012, the impact of the exchange rate variation on the unrealized tax base of non-monetary assets (inventory, property, plant and equipment and intangible assets) at year-end was lower when compared to 2011.

Net Income

As a result of the foregoing factors, our net income after taxes increased 189.5% to US$348.6 million in 2012 from US$120.4 million in 2011. As a percent of revenue, net income after taxes increased to 5.6% in 2012 from 2.1% in 2011.

2011 Compared with 2010

Revenue

Revenue increased 8.2%, to US$5,803.0 million in 2011 from US$5,364.1 million in 2010. Revenue in the Commercial Aviation segment increased 15.1%, to US$3,751.2 million in 2011 from US$3,257.9 million in 2010. Executive Jets revenues decreased 7.5%, to US$1,118.8 million in 2011, from US$ 1,209.5 million in 2010. Defense and Security revenues increased by 3.7%, to US$851.9 million in 2011 from US$821.8 million in 2010. Other Related Businesses revenue increased 8.1%, to US$81.0 million in 2011 from US$74.9 million in 2010. Total service revenues, included in our Commercial Aviation, Executive Jets and Defense and Security segments, described above, reached US$657.4 million in 2011, compared to US$563.7 million in 2010.

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

On the other hand, the decrease in Executive Jets revenues is a result of the continued pressures faced in this segment throughout 2011, which resulted in a reduction of 31.3% in deliveries of executive jets in 2011, or 45 jets, to 99 executive jets in 2011 (including 13 Legacy 600/650, 41 Phenom 100, 42 Phenom 300 and three Lineage 1000) from 144 in 2010 (including 10 Legacy 600/650, 100 Phenom 100, 26 Phenom 300, eight Lineage 1000 and Embraer 190 Shuttle).

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

Cost of sales and services in the Commercial Aviation segment increased 8.0%, to US$2,895.8 million in 2011 from US$2,680.8 million in 2010, in line with the increase of 14.0% in revenues in this segment, since most of our Commercial Aviation costs are variable.

Cost of sales and services in the Executive Jets segment was reduced by 10.6%, to US$882.5 million in 2011 from US$987.3 million in 2010, in line with the 7.9% decrease in revenues for this segment, since most of our Executive Jets costs are variable.

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

Total cost of sales and services related to revenues from services, which are included in the revenue of our Commercial Aviation, Executive Jets and Defense and Security segments, described above, totaled US$411.8 million in 2011, compared to US$403.5 million in 2010.

Gross Profit

As a result of the foregoing factors, our gross profit increased 27.4%, to US$1,307.1 million in 2011 from US$1,026.0 million in 2010. Our gross margin also increased to 22.5% in 2011 from 19.1% in 2010.

Operating Income (Expense)

As further discussed below, operating expense increased 55.9%, to US$988.9 million in 2011 from US$634.3 million in 2010. Operating expenses as a percentage of revenue increased to 17% in 2011 from 11.8% in 2010. This increase comes primarily as a result of non-recurring events, which totaled US$317.5 million in 2011, related to provisions of financial guarantees and residual value guarantee obligations and the effects from the American Airlines Chapter 11 filing in these obligations (see Note 37 to our audited consolidated financial statements for further information on these non-recurring events). Furthermore, we continued to make investments throughout 2011 to develop our customer support network, especially in the Executive Jets segment, and have implemented changes in the Defense and Security segment, as well as intensified our efforts to define the product strategy in our Commercial Aviation segment, all of which impacted our Selling and Administrative expenses for the year.

In addition to the events mentioned above, this increase was also caused by the increase in real denominated expenses (primarily labor expenses), resulting from the appreciation of the real against the U.S. dollar of 12.6%, coupled with an increase of approximately 10% in wages at the end of 2010, as result of the annual settlement between the labor union and us. See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Brazilian Economic Environment.”

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

Other operating (expense) income, net. Other operating (expense) income, net decreased to net other operating expense of US$221.5 million in 2011 from net other operating income of US$9.4 million in 2010, primarily due to the expense of the non-recurring events in connection with the provisions of financial guarantees and residual value guarantee obligations and the effects from the American Airlines Chapter 11 bankruptcy filing in these obligations See Note 37 to our audited consolidated financial statements for further information on these non-recurring events.

Equity in loss of associates. In August of 2011, through our wholly-owned subsidiary in the United States of America, Embraer Aircraft Holding, Inc., we acquired a non-controlling stake in Aero Seating Technologies LLC (AST). Since we do not hold a controlling stake, under IFRS, we do not consolidate AST’s results and are required to show these results under the equity method. Therefore, there are no comparative figures for equity in 2010 and 2009. In 2011, equity in loss of associates totaled negative US$0.3 million.

Operating Profit Before Financial Income (Expense)

As a result of the foregoing factors, our consolidated operating profit decreased 18.7%, to US$318.2 million in 2011 from US$391.7 million in 2010. Our operating margin decreased to 5.5% in 2011 from 7.3% in 2010.

Operating profit by segment for 2011 for the Commercial Aviation, Executive Jets, Defense and Security and others segments was US$145.8 million, US$56.4 million and US$81.9 million and US$34.1 million, respectively. For 2010, the respective operating profit (loss) for these segments was US$231.8 million, US$79.9 million, US$106.7 million and negative US$26.7 million. See Note 39 to our audited consolidated financial statements for operating profit by segment. Total operating profit related to revenues from services, which are included in the revenue of our Commercial Aviation, Executive Jets and Defense and Security segments described above, totaled US$119.4 million and US$13.1 million for 2011 and 2010, respectively.

Financial income (expense), net

Financial income (expense), net, decreased to net financial expense of US$90.7 million in 2011 compared to net financial income of US$17.5 million in 2010, a 518.3% decrease in net financial income (expense), primarily as a result of the effects of the non-recurring events in connection with the provisions of residual value guarantee obligations mainly related to the American Airlines Chapter 11 bankruptcy filing. See Note 37 to our audited consolidated financial statements for further information on these non-recurring events.

If not for AMR, our 2011 financial income (expense), net, would have been a net financial income of US$16.7 million.

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

Income tax benefit (expense)

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

Accounting Pronouncements Not Yet Adopted

For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in “Item 18. Financial Statements.” We prepared our consolidated financial statements as of and for the year ended December 31, 2012 in accordance with IFRS, as issued by the IASB.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from research, capital expenditures, principal and interest payments on our debt, working capital requirements and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4C. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4C. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

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

Net Cash Generated by Operating Activities and Working Capital

2012

In 2012, net cash generated by operating activities was US$694.8 million, compared to net cash generated by operating activities of US$480.2 million in 2011. The increase in the inflow of cash generated by operating activities in 2012 is primarily a result of higher net income in 2012 and relatively consistent balances of current asset and current liability accounts in 2011 and 2012.

We had working capital of US$2,573.5 million at December 31, 2012 and US$2,327.7 million at December 31, 2011. Our working capital increased in 2012 as a result of an increase in cash flow from operating activities in 2012.

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

Net Cash Used in Investing Activities

2012

In 2012, net cash used in investing activities was US$599.9 million, compared to net cash used in investing activities of US$602.0 million in 2011.

Net cash used in investing activities remained fairly constant between 2011 and 2012, primarily as a result of consistent investment in capital expenditure and product development during the two years.

2011

In 2011, net cash used in investing activities was US$602.0 million, compared to net cash used in investing activities of US$288.3 million in 2010.

We experienced an outflow of cash to investing activities in 2011, mainly as a result of an increase in investments in intangible assets and property, plant and equipment.

2010

In 2010, net cash used in investing activities was US$288.3 million compared to net cash used in investing activities of US$378.0 million in 2009.

We experienced a decrease in outflow of cash to investing activities in 2010 mainly as a result of a decrease in investments in intangible assets and property, plant and equipment.

Net Cash Generated by (Used in) Financing Activities and Total Debt

2012

In 2012, net cash generated by financing activities was US$404.9 million, compared to net cash used in financing activities of US$96.4 million in 2011. During 2012, we raised new financings of US$1,692.6 million compared to new borrowings of US$2,362.5 million in 2011. Furthermore, we also repaid US$1,225.3 million of our indebtedness in 2012 compared to debt repayments in the aggregate amount of US$2,082.7 million in 2011. In 2012, we distributed US$59.5 million in interest on shareholders’ equity or dividends compared to US$183.4 million in 2011. In 2012, like in 2011, we did not spend any amounts in connection with share buyback programs. We spent US$17.4 million in the acquisition of a non-controlling interest in our subsidiary Airholding SGPS S.A. in Portugal. See Note 14.2 to our audited consolidated financial statements.

At December 31, 2012, we had total debt of US$2,066.5 million under our financing arrangements described below, 83.7% of which was long-term debt and 16.3% of which consisted of short-term debt. In comparison, we had total debt of US$1,658.1 million at December 31, 2011, consisting of 84.8% of long-term debt and 15.2% of which consisted of short-term debt. Our total debt increased in 2012 in comparison with 2011, largely due to the issuance of US$500 million of bonds in June 2012.

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

At December 31, 2011, we had total debt of US$1,658.1 million under our financing arrangements described below, 84.8% of which was long-term debt and 15.2% of which consisted of short-term debt. In comparison, we had total debt of US$1,434.8 million at December 31, 2010, consisting of 94.9% of long-term debt. Our total debt increased in 2011 in comparison with 2010, largely due to an increase in expenditures related to research and product development coupled with capital expenditures.

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

At December 31, 2010, we had total debt of US$1,434.8 million under our financing arrangements described below, 94.9% of which was long-term debt and 5.1% of which consisted of short-term debt. In comparison, we had total debt of US$2,058.3 million at December 31, 2009, consisting of 71.2% of long-term debt. Our total debt decreased in 2010 in comparison with 2009 largely due to short-term debts payments and the renegotiation, in September 2010, of our standby syndicated credit line. The renegotiation involved the prepayment of US$250 million borrowed in March and April 2009, which was originally scheduled to expire in March and April 2011, respectively.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2012, US$387.2 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2012, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2008. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to September 2015. As of December 31, 2012, we had outstanding US$18.7 million under our credit facilities with the FINEP, of which US$11.7 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In August 2010 and June 2011, we entered into various credit agreements with the BNDES for a long-term pre-export credit financing. At December 31, 2012, we have US$224.1 million outstanding under these arrangements, due in the short-term, including principal and accrued interest, bearing a fixed interest rate of 4.5% to 9.0% per annum with final maturity on June 17, 2013. These BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2012, US$504.1 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$58.1 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2012, we had US$45.9 million outstanding under our credit facilities with the FINEP, of which US$6.2 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$227.6 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development, which were partially disbursed in 2012. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2012, we had US$209.6 million outstanding under our credit facilities with the BNDES, of which US$29.8 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2012, we signed a contract for a non-reimbursable revolving credit line with four financial institutions of the Brazilian market in the total aggregate amount of R$1 billion, equivalent to US$489 million, with maturity on March 8, 2015. Each institution committed R$250 million, and we may disburse up to the total amount between March 9, 2012 and February 7, 2015. This working capital credit facility will bear interest on the disbursed outstanding principal amount at a rate per annum equal to the CDI (Brazilian federal government rate) plus 1.30% per annum. The maintenance costs will be included in our financial results.

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2012, US$498.9 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2017, 2020 and 2022, through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$138.8 million at December 31, 2012. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2012, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2012, US$274.3 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by a bank standby letter of credit.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$39.1 million at December 31, 2012. See Note 20 to our audited consolidated financial statements for further information on our short-term financing arrangements.

5C.	Research and Development, Patents and Licenses, etc.

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

Research expenses totaled US$77.3 million in 2012 and US$85.3 million in 2011. This decrease in research expenses in 2012 is a result of a smaller number of research projects that entered into their experimental stages in 2011, thereby demanding less research resources.

In 2013, we expect to invest approximately US$100 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4B. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

Intellectual Property

Our intellectual property, which includes designs, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our aircraft, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2012, we had more than 450 trademarks. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

We hold patents relating to our manufacturing technology. Currently, we hold registered patents from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan, India and China in connection with the various technologies of the aircraft. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the necessary intellectual property rights to conduct our business and operations.

5D.	Trend Information

The following table summarizes our order book for the Commercial Aviation segment at December 31, 2012. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$12.5 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	704	—	704	—
EMBRAER 170	189	29	179	10
EMBRAER 175	198	266	163	35
EMBRAER 190	557	265	448	109
EMBRAER 195	142	20	111	31

The following tables set forth our Commercial Aviation order book at December 31, 2012 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air – Thailand)	2	2	—
HNA Group (China)	25	25	—
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)(1)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)(1)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	708	708	—

(1)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	—	1
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	11	11	—
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—
Satena (Colombia)(2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)(2)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
Undisclosed	4	—	4

Total	193	183	10

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena (delivered by Embraer Defense and Security).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	—	2
CIT (USA)	4	4	—
ECC (Ireland)(1)	1	1	—
Flybe (UK)	35	9	26
Gecas (USA)	5	5	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Jetscape (USA)	4	4	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines	5	5	—
Republic Airlines (USA)	54	54	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
Suzuyo (Japan)	5	3	2
Undisclosed	5	—	5

Total	198	163	35

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	1	1
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina).	20	20	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	8	8	—
BOC Aviation (Singapore)	14	1	13
Conviasa (Venezuela)	6	3	3
China Southern (China)	20	17	3
CIT (USA)	6	—	6
Copa (Panama)	15	15	—
ECC (Ireland)(1)	1	1	—
Finnair (Finland)	12	12	—
Gecas (USA)	29	24	5
Dniproavia (Ukraine)	5	2	3
Hebei (China)	7	4	3
HNA Group (China)	50	50	—
JetBlue (USA)	88	57	31
Jetscape (USA)	7	7	—
Kenya Airways (Kenya)	10	5	5
KLM (Holland)	22	22	—
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)(2)	3	3	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Trip (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Blue (Australia)	18	18	—
Virgin Nigeria (Nigeria)	10	2	8
AZAL (Azerbaijan)	4	—	4
Undisclosed	16	—	16

Total	560	451	109

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Azul (Brazil)	57	36	21
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
Gecas (USA)	12	9	3
Globalia (Spain)	12	12	—
Jetscape (USA)	2	1	1
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	30	4
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	3	1	2

Total	142	111	31

For additional information regarding trends in our business, see “Item 4C. Information on the Company—Business Overview—Business Strategies” and “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market.” For risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

5E.	Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including guarantees, trade-in obligations, financial and residual value guarantees, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

As of December 31, 2011, as a result of our customer American Airlines filing for creditor protection under Chapter 11, we recorded a provision of US$317.5 million to cover losses estimated in relation to our financial guarantee obligations to the vendor for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145 models). During 2012, until the court approved the proposed bankruptcy terms, we made payments of US$59.7 million as a guarantee advance, which were presented as a reduction (disposals) to the provision established in 2011. As of December 31, 2012, the remaining balance for the additional provision for guarantee obligations was US$211.8 million. The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, we recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$149.6 million. In 2012, we also renegotiated financing arrangement expenses in the amount of US$37.4 million in connection with the restructuring of Chautauqua Airlines Inc., an airline operator controlled by Republic Airways Holdings. Chautauqua operates aircraft of the ERJ 145 family which were financed by loans or operating leases at the time when Embraer provided financial guarantees for certain aircraft. We believe that the negotiation resulted in more favorable results for the parties, reducing the use of the financial guarantees provided by Embraer. The agreements were signed on October 29, 2012, and we recognized our commitments to pay in our financial statements. There can be no assurance that we would not be impacted again (including in a material way) by the exercise of these trade-in options or guarantees, particularly if the current global economic downturn continues for an extended period of time. See also Note 37 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2012, we have not accepted aircraft for trade-in pursuant to the 1 trade-in option we had in 2011 (since such trade-in option was cancelled in 2012). In 2012, we accepted 7 aircraft, with a total value of US$56.7 million, for trade-in pursuant to trade-in options signed in 2012 with respect to 14 aircraft. As a result, we are currently subject to trade-in options relating to 7 aircraft directly tied to contractual obligations with 4 customers and subject to such customers actually taking delivery of certain new aircraft. See Note 37 to our audited consolidated financial statements for further information on our trade-in options.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.”

We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. We continuously monitor all trade-in commitments in order to anticipate any adverse economic impact. Based on our current evaluation and third-party independent appraisals, we believe that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

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

	At December 31,
	2012	2011	2010	2009
Description			(in US$ millions)
Maximum financial guarantees(2)	374.2	471.6	1,133.9	1,248.4
Maximum residual value guarantees(2)	372.7	542.2	743.4	770.8
Mutually exclusive exposure(1)	(115.0)	(209.8)	(393.9)	(393.9)
Provisions and liabilities recorded(3)	(114.0)	(121.2)	(143.2)	(154.1)

Off-balance sheet exposure	517.9	682.8	1,340.2	1,471.2
Estimated proceeds from performance guarantees and underlying assets	656.7	896.5	1,255.9	1,478.4

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	As of December 31, 2011, financial guarantees provided in connection with AMR’s purchase of Embraer aircraft were accrued on our statements of income (see Note 37 to our audited consolidated financial statements) and, therefore, are not included as an off-balance sheet item.
(3)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

As discussed in Note 13 to our audited consolidated financial statements, as of December 31, 2012, 2011, 2010 and 2009, we maintained escrow deposits in the total amount of US$275.9 million, US$268.4 million, US$263.6 million and US$308.9 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$517.9 million as of December 31, 2012. For further discussion of these off-balance sheet arrangements, see Note 37 to our audited consolidated financial statements.

At December 31, 2012, we had US$275.9 million deposited in an escrow account as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

We allocated the deposits from the escrow account to 14-year structured notes with the depositary bank in order to earn a better interest rate. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold.

Residual value guarantees typically ensure that, at the 15th year as of the delivery date, the relevant aircraft will have a residual market value of a percentage of the original sale price. More recently, residual value guarantees have been issued to ensure a residual market value for the 10th year following delivery of the aircraft. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 11 to our audited consolidated financial statements.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

Operating Leases

A significant part of the risks and benefits of ownership are assumed by the lessor and are classified as operating leases. Payments made for operating leases are amortized to the statement of income on the straight-line method over the contract period. Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2020. For more information on our operating leases, see Note 37 to our audited consolidated financial statements.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2012:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and interest	2,729.8	418,5	493.0	677.8	1,140.5
Pension fund	204.7	21.4	40.7	40.7	101.9
Capital lease obligations	2.1	1.2	0.9	—	—
Operating leases	49.9	11.1	19.6	19.2	—
Purchase obligations	758.9	758.9	—	—	—
Non recourse and recourse debt	400.2	11.9	317.5	27.5	43.4
Customer advances	1,002.4	904.2	87.9	11.2	1.3
Financial guarantees	584.4	114.1	189.7	24.4	256.2
Other liabilities	100.1	3.5	49.6	20.5	26.4

Total	5,832.5	2,244.8	1,198.9	821.3	1,569.7

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2012. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E.—Off-Balance Sheet Arrangements” above. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer— Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Purchase obligations consist of trade accounts payable and insurance payables.

Other liabilities include taxes and payroll charges payable in the total amount of US$415.4 million at December 31, 2012. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

5G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of 11 members, and our Diretoria, or executive officers, composed of at least four and at the most 11 members (each an executive officer). We have a permanent Conselho Fiscal, which is composed of three to five members and an equal number of alternates. Our administrative bodies must hold eight ordinarily scheduled meetings a year.

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

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one acting member to be appointed by the Brazilian federal government, as holder of the “golden share,” and (2) two acting members to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. There is no mandatory retirement age for our directors.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 26, 2011:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva(*)	68	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	48	Member of the Board of Directors	2009
Wilson Carlos Duarte Delfino	66	Member of the Board of Directors	2004
Aprígio Eduardo de Moura Azevedo	62	Member of the Board of Directors	2010
Israel Vainboim	68	Member of the Board of Directors	2009
Hermann Wever	76	Vice-chairman of the Board of Directors	2006
Samir Zraick	72	Member of the Board of Directors	2006
Arno Hugo Augustin Filho(*)	52	Member of the Board of Directors	2012
Claudemir Marques de Almeida	60	Member of the Board of Directors	2004
João Cox Neto	49	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	49	Member of the Board of Directors	2011
Satoshi Yokota	71	Member of the Board of Directors	2011
Vitor Paulo Camargo Gonçalves	56	Member of the Board of Directors	2011

(*)	Elected at our extraordinary shareholders’ meeting held on March 6, 2012.

Alexandre Gonçalves Silva. Mr. Silva was elected Chairman of the Board of Directors of Embraer in March, 2012. Previously, he has served as CEO in several top tier family, state or publicly held companies, including large multinationals. From 2001 to 2007, Mr. Silva was CEO of GE in Brazil. In addition, Mr. Silva currently participates on boards of listed companies including PDG Realty S.A Empreendimentos e Participações, Equatorial Energy S.A, Fibria Celulose S.A and Alupar Investimento S.A. He also participates in the board of the Pro-Bono Advice AMCHAM Brazil and is a Board of Trustees Member of the Foundation of Maria Cecilia Souto Vidigal. Mr. Alexandre Silva holds a Bachelor of Science in Mechanical Engineering from PUC Rio de Janeiro, and is an independent member of the Board of Directors of Embraer as of April 26, 2011.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been a member of the Board of Directors of Embraer since April 2009. Mr. Salles Pinto has been the Executive Manager of Cia. Bozano and of Bozano Holdings since 2000, being responsible for the administration of the companies’ funds through several financial instruments. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the University Center of Brasília (UniCEUB) and the University of Brasília (UnB), respectively. He holds a master’s degree in Economics from Fundação Getulio Vargas—Rio de Janeiro (EPGE) and a master’s degree in Administration from the Catholic University of Rio de Janeiro (PUC). Mr. Salles is an independent member of the Board of Directors of Embraer.

Wilson Carlos Duarte Delfino. Mr. Delfino has been an independent member of the Board of Directors of Embraer since 2004. Mr. Delfino has been President and CEO of Fundação Sistel de Seguridade Social (Pension Fund of Brazilian Telecommunications Companies’ Employees), or SISTEL, a pension fund, since January 2004, and has served as executive officer of the Planning and Office of SISTEL from April 2000 to December 2003. From September 1993 to September 1994, Mr. Delfino served as assistant to the chief executive officer and was responsible for the Coordination of the Committee of Investments of SISTEL. From October 1994 to March 2000, he was Manager of the Investment Analysis Department of SISTEL. He was also a member of the board of directors of Paranapanema, a mining company, from April 1998 to April 2006, and a member of the board of directors of Perdigão S.A from April 2004 to April 2007. Mr. Delfino was also Adjunct and Full Professor of the Production Engineering program of the São Carlos School of Engineering of the University of São Paulo. He has an undergraduate degree in Mechanical Engineering from the Federal School of Engineering in Rio de Janeiro, Brazil, a master’s degree in Operational Research from Cornell University, a Master of Science degree in Systems Analysis from the National Institute for Space Research in São José dos Campos, Brazil and a PhD degree in operations research and statistics from Case Western Reserve University. He is a certified board member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa—IBGC).

Aprígio Eduardo de Moura Azevedo. Mr. Azevedo was elected to the Board of Directors of Embraer in April 2010. Mr. Azevedo participated in the Instructor Academic Course (MAXWELL A.F.B.), the Improvement of Officers Course (EAOAR), the Course of Command and State (ECEMAR), and the Course of High Studies of Politics and Strategy (ESG) and completed a post-graduate program in Management of Human Resources at Catholic University of Paraná (PUC). He was Chief of Sections of Doctrine and Education of Air Force Unities, Assistant to the Commander of the School of Officer Specialists of the Brazilian Air Force, Assistant of the Section of Operations of the Transport Air Command, Official of the Office of the Ministry of the Brazilian Air Force, where he was the Chief Officer of Ceremony, Chief Officer of the Section of Public Relations, Chief Officer of the Secretary of the Minister. He was also Commander of the Group of Special Transport, Chief of the Commission of Coordination of the Protection System of the Amazon region, General Office of Strategic Affairs and Finance of the Brazilian Air Force, Chief of the Brazilian Air Force Procurement Commission in Washington, Chief of the Section Logistics Protection of the General Staff of the Brazilian Air Force and President of the Coordinating Commission of the Aircraft Combat Program, Chief of the Parliamentary Advice of the Commander of the Brazilian Air Force, Commander of the Fourth Regional Air Command, Chief of Staff of the Commander of the Brazilian Air Force and today serves as Secretary of Finance and Economics of the Brazilian Air Force.

Israel Vainboim. Mr. Vainboim has been a member of the Board of Directors of Embraer since April 2009. Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., Cia. Iochpe-Maxion, the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars, the Museu de Arte Moderna de São Paulo (Museum of Modern Art of São Paulo), the alumni association of the Federal University of Rio de Janeiro, and a member of the Fiscal Council of the Albert Einstein Hospital in São Paulo. He is also a member of the Board of the House of Culture of Israel in São Paulo, a member of the International Advisory Council of General Atlantic Partners, located in New York, New York, Chairman of the Board of Usinas Siderurgicas de Minas Gerais S.A. (Usiminas), a leading flat steel manufacturer, since April 2010, a member of the Consulting Board of GVT S.A. and a member of the Consulting Board of Stanford Graduate School of Business. Mr. Vainboim was also the President of Unibanco—União de Banco Brasileiros S.A. from 1988 to 1992, President of Unibanco Holdings S.A. from 1994 to 2007, and Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University. Mr. Vainboim is an independent member of the Board of Directors of Embraer.

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

Samir Zraick. Mr. Zraick has been a member of the Board of Directors of Embraer since 2006. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986. He was also a Board Member of CVRD in 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He was CFO and VP for Business Development of Caemi Mineração e Metalurgia S.A., a Brazilian mining company, from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is also member of the Board of Directors of Mineração e Metálicos S.A.—MMX, a Brazilian mining company, MPX Energia S.A., a Brazilian energy company and LLX Logística S.A., a Brazilian logistics company. Mr. Zraick is an independent member of the Board of Directors of Embraer.

Arno Hugo Augustin Filho. Since 2007, Mr. Augustin has served as Secretary for the Brazilian Federal Treasury, and before that he was the Secretary General of the Labor Party in the State of Rio Grande do Sul, from 2005 to 2007. During 2003 and 2004, Mr. Augustin occupied the positions of Executive Secretary Assistant for the Ministry of Finance, Chairman of the Boards of Directors of Caixa Econômica Federal and of the Banco da Amazônia S.A.—BASA. From 1999 to 2003, Mr. Augustin acted as Secretary of Finance for the State of Rio Grande do Sul, and Chairman of the Board of Directors of Banco do Estado do Rio Grande do Sul S.A, or Banrisul. From 1985 to 1998, Mr. Augustin held, among others, the following positions: Secretary of Finance for the Municipality of Porto Alegre, Economic Advisor to the Mayor, responsible for the budget of the Municipality of Porto Alegre, Advisor to the Labor Party Caucus, Advisor to the Finance Committee of the State Constitutional Convention, Technical Assistant and Assistant General to the Labor Party Caucus in the General Assembly of Rio Grande do Sul, and External Public Auditor for the Audit Court of the State of Rio Grande do Sul. Mr. Arno Augustin graduated in 1983 at the School of Economics of the Federal University of Rio Grande do Sul, and received a master’s degree in Economics from the Catholic University of Rio Grande do Sul in 2007. Mr. Arno Augustin is an independent member of the Board of Directors of Embraer since January, 2012.

Claudemir Marques de Almeida. Mr. Almeida has been a member of the Board of Directors of Embraer since 2004. Mr. Almeida has been an employee of Embraer since 1987, and currently holds the position of Quality Controller I at Embraer. He previously served as a member of our Board of Directors from January 1995 to April 2001. Mr. Almeida is the representative of our non-shareholder employees.

João Cox Neto. Mr. Cox heads the Cox Investments & Advisory, an investment boutique with mandates for M&A, financing and consulting services as well as interests in private equity funds. In addition, he currently serves on the Boards of Directors of Even S.A. and Even Estácio de Sá S.A. Between 2006 and 2010, he served as president, CEO and vice chairman of Claro S.A., the second largest mobile operator in Brazil. In 2005, he served as Vice President of Cellcom, the largest cellular operator in Israel. From April 1999, to August 2004, Mr. Cox served as Finance Vice President and Investor Relations Officer at Telemig Celular Participações and Tele Norte Celular Participações, and shared the position of CEO of Telemig Celular and Amazonia Celular. He was also a member of the Board of Directors of several companies in different countries (Brazil, Argentina, Holland and Israel), and has acted as advisor to the Appeals Council of the National Financial System, or CRSFN, to the Board of the Brazilian Association of Listed Companies, or ABRASCA, and to the Brazilian Institute of Investor Relations, or IBRI. Mr. Cox earned a degree in Economics at the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec à Montréal and the PSC’s Oxford University. Mr. Cox is an independent member of the Board of Directors of Embraer.

Josué Christiano Gomes da Silva. Mr. Silva is currently president of the Society of Northern Minas Fabrics, or Coteminas, the largest textile group in America that, through its subsidiary Springs Global, is a world leader in the bed and bath market segment. He was a member of the Institute for Studies in Industrial Development, or IEDI, having chaired the institute from 2005 to 2009, and of the Superior Industry Association for Textile and Apparel, or ABIT, having chaired the organization from 2005 to 2007. In addition, Mr. Silva acted as 3rd Vice-President of the Federal State Industries of São Paulo, or FIESP, as Vice President of the International Textile Manufactures Federation, or ITMF, and as Vice President of the Latin America Business Council, or CEAL. Mr. Silva holds a degree in Engineering from the Federal University of Minas Gerais, a Bachelor of Law degree from the Milton Campos Law School in Belo Horizonte, State of Minas Gerais. In addition, he also earned a Master of Business Administration (MBA) degree from Vanderbilt University—Owen Graduate School of Management. Mr. Silva is an independent member of the Board of Directors of Embraer.

Satoshi Yokota. Since 1970, Mr. Yokota has served in several positions at Embraer, including as Assistant Director of Programs and Commercial Contracts, Executive Vice President of Engineering and Development, Industrial Vice President, Executive Vice President of Strategic Planning and Technological Development and, finally, as a consultant. Mr. Yokota currently serves as director at TPI, Contec Fiesp and Parque Tecnologico Association SJC and as Chairman of the Institute for Research, Planning and Administration, or IPPLAN. He is also a member of the Board of Jacto Equipamentos Agrícolas. From 2000 to 2008, he acted as Chairman of the Board of Embraer Liebherr S.A. of Brazil, or ELEB. From 1965 to 1970, he was a researcher at the Aerospace Technology Center, a professor of Federal University of Pará and an engineer of Paraense Transportes Aereos. Mr. Yokota is an electrical engineer, having graduated at the Technological Institute of Aeronautics in 1964.

Vitor Paulo Camargo Gonçalves. Mr. Gonçalves is the Director of Planning at PREVI, elected to serve until May 2014. He joined the Bank of Brazil in 1976, and has served as Director of the Previ Investments, Tax Advisor and Director Board. He is a member of the board of Embraer S.A., having served on the Boards of Paranapanema S.A., Petroflex S.A., Invepar S.A. and Kepler Weber S.A. He is also a member of the Board of ABRAPP, as representative of PREVI, and of the Board of the National Association of Employees of Banco do Brazil, or ANABB, as well as President of the ICSS. Mr. Gonçalves graduated in Business Administration at FGV-RJ. In addition, he holds post-graduate degrees in Business Management from the Dom Cabral Foundation (MG) and the IBMEC (RJ), and in Corporate Governance from the IBMEC (RJ) and the IBGC. He also has a specialization degree in Pension Fund Management from the Wharton School in Philadelphia. Mr. Gonçalves is an independent member of the Board of Directors of Embraer.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•

Strategies Committee: which may have up to five members, but has no executive power. The primary purpose of the Strategic Committee is to assist the Board of Directors in its functions. The members of our Board of Directors and Board of Executive Officers may serve on this committee. The Strategies Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic planning. The current members of the Strategies Committee are Alexandre Gonçalves da Silva, Hermann H. Wever, Israel Vainboim, Josué Christiano Gomes da Silva and Joâo Cox Neto.

•	Audit and Risks Committee: See “Item 6C.—Board Practices—Audit and Risks Committee” below.

•

Human Resources Committee: which has up to five members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors or our executive officers. Its purpose is to assist the Board of Directors in connection with human resources issues which include appointing and removing executive officers from office and designating their duties as provided by the bylaws, compensation and human relations policy, transferring of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Wilson Carlos Duarte Delfino, Joâo Cox Neto, Alexandre Gonçalves da Silva, Vitor Paulo Camargo Gonçalves and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

In the event an executive officer serves on the Strategies Committee and the Human Resources Committee, he will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on such Committees and the Audit and Risks Committee may combine the compensation for each position so held.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	51	President and Chief Executive Officer	1995
Mauro Kern Junior	52	Executive Vice President – Engineering and Technology	2007
Paulo Cesar de Souza e Silva	55	Executive Vice President – Commercial Aviation	2010
Artur Aparecido V. Coutinho	64	Chief Operating Officer	2005
Luiz Carlos Siqueira Aguiar	49	Executive Vice President – Embraer Defense and Security	2006
Jackson Schneider	48	Executive Vice President – Personnel, Institutional Relations and Sustainability	2012
Flávio Rímoli	55	Vice President – Corporate Services	2007
José Antonio de Almeida Filippo	52	Executive Vice President – Chief Financial and Investor Relations Officer	2012

Frederico Pinheiro Fleury Curado. On April 23, 2007, Mr. Curado was appointed Embraer’s President and CEO. Mr. Curado was Embraer’s Executive Vice-President, Airline Market from September 1998 to April 2007, and Executive Vice-President for Planning and Organizational Development from 1995 to August 1998. Prior to that, he held several different management positions at Embraer in the areas of manufacturing, production, information technology and subcontracts. Mr. Curado holds a Bachelor’s degree in Mechanical Aeronautical Engineering from the ITA—Instituto Tecnológico de Aeronáutica (Technological Aeronautics Institute), and an MBA from the USP—University of São Paulo. Mr. Curado has been awarded the Medal of Aeronautical Merit by the Brazilian government and the Medal of Merit by the Brazilian Association of Military Engineering.

Mauro Kern Junior. In April 2011, Mr. Kern was appointed Embraer’s Executive Vice-President for Engineering and Technology. He joined Embraer in 1982 as a Mechanical Systems Engineer and served for 13 years in several technical and managerial positions. In 1999, Mr. Kern joined the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2007, he was appointed Embraer’s Executive Vice-President for the Airline Market. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Paulo Cesar de Souza e Silva. Since April, 2010, Mr. Silva has been acting as President & CEO of Commercial Aviation. He joined Embraer in October, 1997, as Sales Financing Vice-President for both the civil and defense and security markets. Mr. Silva has over 25 years of experience in the banking industry, serving in a number of executive positions in major international financial institutions. Prior to joining Embraer, Mr. Silva was a Vice President in the Latin American group at Westdeutsche Landesbank, New York. Mr. Silva is a graduate of Mackenzie University, where he earned an Economics degree. He also holds an MBA in Finance from the Université de Lausanne.

Artur Aparecido V. Coutinho. In 2010, Mr. Coutinho was appointed Embraer’s Executive Vice-President and Chief Operating Officer. In 2005, he was appointed our Executive Vice-President for Procurement and Industrial Operations and had been acting in that capacity until being elected as our Chief Operating Officer. From January 2003 to March 2005, Mr. Coutinho was Embraer’s Vice-President responsible for marketing, sales and customer support activities in North America. From February 2000 to December 2002, he was our Vice-President for Customer Service. Prior to that, Mr. Coutinho held several different positions at Embraer in the areas of marketing, training and quality control.

Luiz Carlos Siqueira Aguiar. In January 2011, Mr. Aguiar took a new position as Chief Executive Officer of Embraer Defense and Security. Before that, from January 2009 to December 2010, he was our Chief Financial Officer. In late 2005, he was appointed Executive Vice-President of Embraer, responsible for Defense and Governmental aviation. Mr. Aguiar has held positions as Director of Banco do Brasil from 2000 to 2003, and Manager of Banco do Brasil in New York from 1997 to 2000. He was also Director of PREVI and sat on the Board of Directors of Embraer before joining us. He was member of the Board of Directors of the SBCE (Brazilian Export Credit Insurance Company), and in 2003 he was Vice-Chairman of CPFL and member of the Finance Committee of VALE.

Flávio Rímoli. Mr. Rímoli is currently Executive Vice President, Corporate Services. He graduated in Mechanical Engineering from EEI—Escola de Engenharia Industrial de São José dos Campos, and attended specialization education in Operational Research at ITA—Instituto Tecnológico de Aeronáutica. Mr. Rímoli also holds a bachelor’s degree in Law from UNIVAP—Universidade do Vale do Paraíba, and attended specialization courses in Corporate Law at GVLaw—Fundação Getúlio Vargas. He has worked for more than 32 years for Embraer, having taken on several positions during that time, mainly in the commercial and industrial areas. Prior to his current position, Mr. Rímoli was Director of Contracts for the Commercial Aviation Market for many years and the Senior Vice President for the Commercial Airline Market from 2002 to 2005. From May 2005 to June 2012 he acted as the Executive Vice President and General Counsel for Embraer and was Secretary of Embraer’s Board. He is also an officer or member of the board of several subsidiaries of the Embraer Group.

Jackson Schneider. Mr. Schneider is Executive Vice President of Personnel, Institutional Relations, and Sustainability. He has a degree from the University of Brasilia and an MBA from the Business School of São Paulo, and began his career with the Brazilian government. In the private sector, he was Adjunct Director of Corporate

Relations of Unilever and Vice President of Human Resources, Legal Relations, and Corporate Affairs of Mercedes Benz do Brasil. In addition, Mr. Schneider was President of ANFAVEA and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products and Related Items), as well as a member of the Board of Contributors of the Ministry of Finance. Currently, he is Vice President of the Federation of Industries of the State of São Paulo and a board member of a number of organizations, including the Biennial Foundation of São Paulo, Investe São Paulo, the Ayrton Senna Institute, the AACD (Handicapped Children Association) and FECOMERCIO/CERT.

José Antonio de Almeida Filippo. On May 29, 2012, Mr. Filippo was appointed as Embraer’s Chief Financial and Investor Relations Executive Officer. He started his career at Gafisa Imobiliaria as Director of Finance and Administration. From 1995 to 1998 he acted as the Corporate Financial Manager for Reynolds Latasa. In 1999, he attended the Program for Management Development at Harvard Business School. Mr. Filippo was the Financial Director of Ingersoll-Rand Company for Latin America market from 2000 to 2004. He was Chief Financial and Investor Relations Executive Officer of CPFL from August 2004 to August 2009 and Chief Financial Officer of Companhia Brasileira de Distribuicao from March 2010 to May 2010.

6B.	Compensation

Overview

Our executive officers, directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2012, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risks Committee, the Conselho Fiscal and the executive officers for services in all capacities was US$15.5 million: US$4.4 million to members of the Board of Directors, US$0.4 million to members of the Conselho Fiscal and US$10.7 million to the executive officers.

For the fiscal year ended December 31, 2012, members of our committees of the Board of Directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.9 million, which is included in the US$15.5 million compensation mentioned above.

In addition, in 2012, we contributed US$0.3 million for the payment of pension benefits to our executive officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2012, none of the board members, Conselho Fiscal members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In addition, on January 31, 2013, our board members and executive officers owned an aggregate of 674,832 common shares.

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

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. Our Board of Directors may choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors may also determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors, after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares, and the options vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted. As of December 31, 2012, 6,510,000 options had been granted on April 30, 2010, at an exercise price of R$10.19 per share, 6,345,000 options and 150,000 options had been granted on January 18, 2011, at exercise prices of R$12.05 per share and R$12.89 per share, respectively, 4,860,000 options had been granted on January 23, 2012, at an exercise price of R$11.50 per share, and our executive officers owned vested options to purchase an aggregate of 6,683,500 shares of our common stock at a weighted average exercise price of R$11.39 per share.

At a special shareholders’ meeting held on January 10, 2012, the second stock option plan detailed above was amended to provide for a revised vesting schedule, such that options granted after January 10, 2012 vest as follows: 33% after three years following the date the options were granted; 33% after four years following the date the options were granted; and 34% after five years following the date the options were granted. The exercise price of each option is to be set on the grant date as the weighted average trading price of the last 60 trading days and can be adjusted by up to 30% to counteract any speculative activity in the market. Each option holder has up to five years from the date of grant to exercise options received prior to and during 2011, and up to seven years from the date of grant to exercise options received after 2011. Option holders may only exercise options during the term of their employment with Embraer. This amendment does not affect the accounting for grants existing prior to this plan.

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

The policy provides that this additional distribution of up to 2.5% to exceptionally performing employees, is subject to, and must be adjusted in accordance with, certain cash flow events. Such distribution, if applicable, is made in cash after our annual general shareholders’ meeting at which our annual financial statements are approved. For certain high level employees the distribution is distributed in cash on the same date. As a result, the value of these payments is tied to the future market performance of our common shares.

For the 2012, 2011, 2010 and 2009 fiscal years, we distributed US$36.1 million, US$43.7 million, US$41.3 million and US$33.7 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV—Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2012, 2011, 2010 and 2009 were US$27.4 million, US$28.4 million, US$22.8 million and US$16.0 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

We amended our healthcare plan for retired employees, considered a post-employment benefit. Under this healthcare plan, our employees who retire have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times at which the contribution made by our retired employees is insufficient to cover the medical plan expenses, which would represent exposure for us.

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded on December 31, 2012, was US$56.9. As of December 31, 2011, we had recorded no provision.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

6C.	Board Practices

Our Board of Directors is appointed for two-year terms. See “Item 6A.—Directors and Senior Management—Board of Directors” for the year each of the members of our Board of Directors was first elected.

The officers are elected by the Board of Directors. Our current executive officers were elected on April 26, 2011, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders on April 25, 2013 to approve our financial statements for the fiscal year ended December 31, 2012.

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

Audit and Risks Committee

Our Audit and Risks Committee may have up to five members and has no executive power. On January 10, 2012 our by-laws were amended to, among other things, change the structure of our committees, resulting in the creation of the Audit and Risks Committee in replacement of the former Risk Committee and Audit Committee. The primary purpose of the newly created Audit and Risks Committee is to assist the Board of Directors in its functions. The members of our Board of Directors may serve on the committee. The Audit and Risks Committee’s responsibilities include validation and submission to the Board of Directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors and monitoring the quality and integrity of internal controls and financial statements. Embraer’s statutory “Audit and Risks Committee” is composed of independent members of our board of directors. Because foreign private issuers are subject to local legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit and Risks Committee, unlike a U.S.

audit committee, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our Audit and Risks Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote of the board of directors. Our Audit and Risks Committee complies with Brazilian legal requirements (including for “independent directors,” as defined by Brazilian law).

Set forth below are the names, ages, the year first elected and positions of the members of our Audit and Risks Committee elected at our annual shareholders’ meeting held on April 26, 2011 and approved by the CADE on January 23, 2012.

Name	Age	Position	Year First Elected
Israel Vainboim	68	Effective member	2011
Samir Zraick	72	Effective member	2011
Vitor Paulo Comargo Gonçalves	56	Effective member	2011
Sergio Eraldo de Salles Pinto	48	Effective member	2011

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. The Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory Audit and Risks Committee, established in accordance with the Novo Mercado Regulations, will serve as our equivalent of a U.S. audit committee. See “Item 6A.—Directors and Senior Management— Committees.”

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

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	50	Effective member	2008
Tarcísio Luiz Silva Fontenele	50	Alternate	2001
José Mauro Laxe Vilela	65	Effective member	2011
Wanderley Fernandes da Silva	39	Alternate	2011
Taiki Hirashima	72	Effective member	2004
Carlos Alexandre Miyahira	37	Alternate	2010
Adolpho Gonçalves Nogueira	77	Effective member	2010
Maria de Jesus Tapia Rodriguez Migliorin	55	Alternate	2008
Eduardo Coutinho Guerra(2)	46	Effective member	2007
Leandro Giacomazzo	53	Alternate	2007

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA, HEAI, ECTS, ATECH, ORBISAT, HARPIA, Visiona and Savis:

	At December 31,
	2012	2011	2010	2009
Production Process	6,558	6,950	8,541	8,704
Research and Development	5,245	4,463	3,373	2,401
Customer Support	3,269	3,035	3,026	2,928
Administrative – Production Support	2,367	2,218	2,453	2,088
Administrative – Corporate	2,711	2,600	1,491	2,507

Total	20,150	19,266	18,884	18,628

Approximately 81.0% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 91.8% at December 31, 2012. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2012, our board members and executive officers owned an aggregate of 674,832 of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares.

As of December 31, 2012, our executive officers owned options to purchase an aggregate of 6,683,500 shares of our common stock at a weighted average exercise price of R$11.39 per share.

See “Item 6B.—Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of February 28, 2012. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31, 2012:

	Common Shares
	Shares	(%)
PREVI(1)	58,181,803	7.86
Oppenheimer Funds(2)	65,526,102	8.85
Thornburg Investment Management(3)	56,464,696	7.63
BNDESPAR(4)	39,762,489	5.37
União Federal/Brazilian federal government(5)	1	—
Shares in company treasury	14,104,900	1.90
Others (São Paulo Stock Exchange)	245,557,730	33.16
Others (NYSE)	251,366,834	33.95

Total	740,465,044	100.00

(1)	Banco do Brasil Employee Pension Fund, also known as PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian federal government.
(2)	Oppenheimer Funds is one of the U.S.‘s largest asset management companies, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(3)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico, with assets under management of over US$80 billion (as of December 31, 2012). The firm manages six equity funds, nine bond funds and separate portfolios for select institutions and individuals.
(4)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(5)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4B. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On December 31, 2012, we had 25,179 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2012, an aggregate of 93,339,408 common shares in the form of ADSs were held by 154 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian federal government veto rights over certain military-related programs and corporate actions (such as transfers of control and changes in our name, logo and corporate purposes). See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of February 28, 2013, in addition to the “golden share,” the Brazilian federal government owned an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, for the purposes of this Form 20-F’s disclosure requirements, we consider transactions between Embraer and the Brazilian federal government or its agencies as falling within the definition of “related party transactions.”

The Brazilian government plays an important role in our business activities, including as:

•	a major customer of our defense products (through the Brazilian Air Force);

•	a source for research debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian federal government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.” For more information regarding our related party transactions, see Note 15 to our audited consolidated financial statements.

A Major Customer (Brazilian Air Force)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2012, the Brazilian federal government, principally through the Brazilian Air Force (FAB), accounted for 2.4%, or US$145.4 million, of our total revenue. In addition, as of December 31, 2012, the Brazilian Air Force owed us US$149.2 million in trade account receivables and had a credit against us of US$171.9 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4C. Information on the Company—Business Overview—Defense and Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian federal government. As of December 31, 2012, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$439.2 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2012 had a total outstanding balance of US$64.6 million at December 31, 2012. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2012, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$303.6 million, which is recorded as a non-current liability on our statement of financial position. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit. ”

Customer Financing by the BNDES

The Brazilian federal government has been an important source of export financing for our customers through the BNDES-exim program, managed by the BNDES. Beginning in the second half of 2007, the BNDES started providing financing to our customers on financial terms and conditions which complied with the Aircraft Sector Understanding of the OECD. Brazil has been joined by Canada, the United States and the European Union, among others, at the OECD, as a participant in the “Sector Understanding on Export Credits for Civil Aircraft” that aims to assure a “level-playing field” among the airframe manufacturers and encourages manufacturers and airlines to focus on price and quality rather than on financial packages provided under government support (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

A Service Provider (Banco do Brasil)

At December 31, 2012, we maintained cash and cash equivalents of US$644.6 million with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$303.6 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. See Note 26 to our audited consolidated financial statements for a further discussion of our labor lawsuits.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of such taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2012, there was a US$364.8 million provision recorded as a liability (taxes and payroll charges) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. Included in this provision is a tax litigation in which we are challenging the constitutionality of the application of the social contribution tax on export sales revenue. The major lawsuit of this litigation is currently under review by the Supreme Court, and we are now awaiting a final and unappealable decision from this Court. The amount of related tax accrued but not paid in connection with this particular lawsuit as of December 31, 2012 was equal to US$224.8 million. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 24 and Note 26 to our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ Investigation. We received a subpoena from the SEC in September 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Further, we have voluntarily expanded the scope of the internal investigation to include two additional countries and have reported on those matters. The investigation remains ongoing and we, through our outside counsel, continue to cooperate fully with the SEC and U.S. Department of Justice, which are the authorities responsible for reviewing the matter. We, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. We, based upon the opinion of our outside counsel, believe that there is no basis for estimating reserves or quantifying any possible contingency.

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

For further information on amounts available for distributions, see Note 29 to our audited consolidated financial statements.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$148.7 million, which was equal to 10.3% of our paid-in capital at December 31, 2012.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

•	the legal reserve;

•	the investment and working capital reserve;

•	retained earnings; and

•	the contingency reserve for anticipated losses,

Such excess amount may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

•	price-level restatement of statement of financial position accounts;

•	the share of equity earnings of affiliated companies; and

•	profits from installment sales to be received after the end of the next succeeding fiscal year.

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

At December 31, 2012, unappropriated retained earnings of R$2,451.9 million (equivalent to US$1,799.0 million) were recorded in our statutory parent company books under Brazilian GAAP. At December 31, 2012, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law. For further information, see Note 29 to our audited consolidated financial statements.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our bylaws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company, such as Embraer, to suspend the mandatory distribution of dividends if the Board of Directors and report of the fiscal council to the shareholders’ meeting indicate that the distribution would be inadvisable in view of the Embraer’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the Board of Directors shall file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under Brazilian GAAP for the relevant fiscal year. Brazilian companies, like us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed in lieu of dividends as part of the mandatory distributable amount. Such payments of interest on shareholders’ equity are treated as deductible tax expense for Brazilian income and social contribution tax purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

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

History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treats those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. Such interest is limited to the daily pro rata variation of the TJLP and cannot exceed the greater of:

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)	Full year of 2007	123.0	69.4
March 7, 2008(2)	First quarter of 2008	65.9	37.7
June 13, 2008(2)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)	Third quarter of 2008	92.9	48.5
December 11, 2009(2)	Fourth quarter of 2009	173.7	99.8
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.

In 2012, we distributed and paid US$57.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2012. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated during the first half of 2012, the third quarter of 2012 and the fourth quarter of 2012 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

No significant changes or events have occurred after the close of the statement of financial position date at December 31, 2012, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2008
Year	48.01	12.30
2009
Year	24.65	9.75
2010
Year	31.25	20.01
2011
First quarter	35.27	29.14
Second quarter	34.38	29.94
Third quarter	31.23	21.40
Fourth quarter	29.19	22.97
Year	35.27	21.40
2012
First quarter	32.28	25.99
Second quarter	35.29	24.91
Third quarter	28.40	23.06
Fourth quarter	28.51	24.65
Year	35.29	23.06
Month ended:
October 31, 2012	28.18	25.17
November 30, 2012	28.30	24.93
December 31, 2012	28.51	24.65
January 31, 2013	32.97	26.80
February 28, 2013	33.94	32.55

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2008:
Year-end	21.00	7.85
2009:
Year-end	11.07	5.80
2010:
Year-end	12.84	9.21
2011:
First quarter	14.30	11.90
Second quarter	13.13	11.75
Third quarter	12.05	8.54
Fourth quarter	12.49	10.53
Year	14.30	8.54
2012
First quarter	14.64	11.74
Second quarter	16.53	12.86
Third quarter	14.34	11.87
Fourth quarter	14.52	12.77
Year	16.53	11.74
Month ended:
October 31, 2012	14.42	12.80
November 30, 2012	14.52	13.11
December 31, 2012	14.45	12.77
January 31, 2013	16.45	13.77
February 28, 2013	16.85	16.05

On December 31, 2012, we had 25,179 holders of common shares, including common shares in the form of ADSs. On December 31, 2012, an aggregate of 93,339,408 common shares, including common shares in the form of ADSs, were held by 154 record holders, including DTC in the United States.

On February 28, 2013, the closing sale price for our common shares on the São Paulo Stock Exchange was R$16.72, which is equivalent to US$33.03 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$33.94. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.52 trillion, equivalent to US$1.2 trillion at December 31, 2012. In comparison, the NYSE had a market capitalization of approximately US$25.2 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At December 31, 2012, we accounted for approximately 0.42% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2012, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 39.6% of the total market capitalization of all listed companies.

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

Description of Capital Stock

General

As of January 31, 2013, our capital stock consisted of a total of 726,790,443 outstanding common shares, without par value, including 13,674,601 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

On January 23, 2012, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of backing our second and third stock option plans, to be launched in 2012 and 2013, respectively. We were authorized to buy back up to an aggregate of 1,065,000 common shares, representing approximately 0.15% of our outstanding capital, which totaled 740,465,044 common shares outstanding. No shares have been acquired by us under this program. The acquisition of the shares will be made on the São Paulo Stock Exchange, and may not be superior to 30% of the average daily volume of shares traded, and the common shares bought back will be kept in treasury, with no political or economic rights. The program will last for one year as of the date of approval.

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

•

any amendments to the list of corporate actions over which the golden share carries veto rights, including the right of the Brazilian federal government to appoint one acting member to our Board of Directors and the right of our employees to appoint two acting members to our Board of Directors, and to the rights conferred to the golden share; and

•

changes to certain provisions of our bylaws pertaining to voting restrictions, rights of the golden share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.

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

Election of Board of Directors

The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one acting member to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two acting members to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

The Brazilian Corporate Law contains provisions that restrict withdrawal rights and allow companies to redeem their shares at their economic value, subject to certain requirements. As our bylaws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last statement of financial position approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved statement of financial position, a shareholder may demand that its shares be valued on the basis of a new statement of financial position that is as of a date within 60 days of such shareholders’ meeting.

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

Sarbanes Oxley Act of 2002

We maintain controls and procedures designed to ensure that we are able to collect the information required to disclose in the report we file with the SEC, and to process, summarize and disclose the information within the periods specified in the rules of the SEC. We have filed the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting as Exhibits 12.1 and 12.2 to this annual report.

10C.	Material Contracts

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2012, US$387.2 million was outstanding (US$10.6 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

Issuance of US$500 million 6.375% Guaranteed Notes due 2020

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2012, US$504.1 million was outstanding (US$7.3 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

Issuance of US$500 million 5.150% Notes due 2022

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2012, US$499.0 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

Pursuant to Brazilian law, investors may invest in the common shares under Resolution No. 2,689 of January 26, 2000 of the CMN. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, the sale or disposition of assets located in Brazil, by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable.

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

Taxation on Interest on Shareholders’ Equity. Any payment of interest on shareholders’ equity (see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy”) to Non-Brazilian Holders of ADSs or common shares is subject to Brazilian withholding income tax at the rate of 15% at the time Embraer records such liability, whether or not the effective payment has been made at that time. In the case of Tax Haven Holders, the applicable rate of withholding income tax is 25%. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (1) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (2) neither Embraer nor its predecessor was in the year prior to the year in which the dividend was paid, and is not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2012 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2013 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder may be subject to information reporting and backup withholding at a current maximum rate of 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

Interest Rate Risk

Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short—and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.

Our short and long-term debt obligations totaled US$2,066.5 million at December 31, 2012 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,491.5 million), approximately US$1,430.5 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$505.4 million Brazilian real-denominated debt at December 31, 2012, US$104.4 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$0.7 million bears interest at a variable rate based on the CDI, and US$400.3 million bears interest at a fixed rate of 5.24% per annum. The TJLP was 6.00% per annum at December 31, 2012. Our Euro-denominated debt totaled US$69.6 million at fixed rate at December 31, 2012.

The table below provides information about our short-term debt obligations as of December 31, 2012 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2012	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	6.29%	50.6	50.6
U.S. dollars (LIBOR indexed)	1.29%	2.3	2.3
Euro (fixed rate)	2.65%	8.7	8.7
Reais (fixed rate)	5.24%	248.5	248.5
Reais (CDI indexed)	8.05%	0.3	0.3
Reais (TJLP indexed)	6.23%	25.9	25.9

Total short-term debt		336.3	336.3

The table below provides information about our long-term debt obligations as of December 31, 2012 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2012	Total Amount Outstanding	2014	2015	2016	2017	2018 and there- after	Total Fair Value
	(%)
Long-Term Debt
U.S. dollars (fixed rate)	6.29%	1,379.9	0.8	0.5	0.3	378.6	999.7	1,574.4
U.S. dollars (LIBOR indexed)	1.29%	58.7	1.7	1.8	1.8	1.9	51.5	58.7
Euro (fixed rate)	2.65%	60.9	4.7	8.5	27.5	9.2	11.0	60.9
Reais (fixed rate)	5.24%	151.8	35.1	35.0	35.0	35.0	11.7	151.8
Reais (CDI indexed)	8.05%	0.4	0.3	0.1	—	—	—	0.4
Reais (TJLP indexed)	6.23%	78.5	22.3	19.8	15.6	15.6	5.2	78.5

Total long-term debt		1,730.2	64.9	65.7	80.2	440.3	1,079.1	1,924.7

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$106.2 million of our fixed interest rate, U.S. dollar-denominated debt into floating rate-based, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2012, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2012	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	6.29%	50.9	50.9
U.S. dollars (LIBOR indexed)	1.18%	2.0	2.0
Euro (fixed rate)	2.65%	8.7	8.7
Reais (fixed rate)	4.00%	147.0	147.0
Reais (CDI indexed)	5.20%	101.8	101.8
Reais (TJLP indexed)	6.23%	25.9	25.9

Total short-term debt		336.3	336.3

The table below provides information about our long-term debt obligations as of December 31, 2012, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2012	Total Amount Outstanding	2014	2015	2016	2017	2018 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	6.29%	1,384.3	1.1	0.8	0.6	378.9	1,002.9	1,574.4
U.S. dollars (LIBOR indexed)	1.18%	54.3	1.4	1.5	1.5	1.6	48.3	58.7
Euro (fixed rate)	2.65%	60.9	4.7	8.5	27.5	9.2	11.0	60.9
Reais (fixed rate)	4.00%	151.8	35.1	35.0	35.0	35.0	11.7	151.8
Reais (CDI indexed)	5.20%	0.4	0.3	0.1	—	—	—	0.4
Reais (TJLP indexed)	6.23%	78.5	22.3	19.8	15.6	15.6	5.2	78.5

Total long-term debt		1,730.2	64.9	65.7	80.2	440.3	1,079.1	1,924.7

Foreign Exchange Rate Risk

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

Complementing our strategy to mitigate foreign exchange rate risks, we have contracted certain financial hedges in order to reduce our 2013 cash flow exposure. Our cash flow exposure comes as a result of the fact that approximately 10% of our net revenues and 25% of our total costs are denominated in reais. Having more real denominated costs than revenues generates such exposure. Approximately 55% of our real exposure is protected in case the U.S. dollar depreciates below R$1.90 to the U.S. dollar.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2012, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2013	2014	2015	2016	2017	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,031.6	1,031.6	—	—	—	—	—	1,031.6
In Euro	50.5	50.5	—	—	—	—	—	50.5
In Other Currencies	119.4	119.4	—	—	—	—	—	119.4
Trade accounts receivable
In reais	31.8	31.8	—	—	—	—	—	31.8
In Euro	1.5	1.5	—	—	—	—	—	1.5
Deferred income tax assets
In Euro	8.4	0.8	0.8	0.8	0.7	0.8	4.5	8.4
In Other Currencies	4.4	0.4	0.4	0.4	0.4	0.4	2.4	4.4
Other assets
In reais	390.4	147.6	242.8	—	—	—	—	390.4
In Euro	21.2	20.8	0.4	—	—	—	—	21.2
In Other Currencies	1.4	1.4	—	—	—	—	—	1.4
Total Assets in reais	1,453.8	1,214.0	242.8	—	—	—	—	1,484.8
Total Assets in Euro	81.6	73.6	1.2	0.8	0.7	0.8	4.6	81.6
Total Assets in Other Currencies	125.2	121.2	0.4	0.4	0.4	0.4	2.4	125.2
LIABILITIES
Loans
In reais	505.6	274.9	57.7	54.9	50.6	50.6	16.9	505.6
In Euro	69.7	8.8	4.7	8.5	27.5	9.2	11.0	69.7
Accounts payable to suppliers
In reais	84.3	84.3	—	—	—	—	—	84.3
In Euro	52.1	52.1	—	—	—	—	—	52.1
In Other Currencies	4.5	4.5	—	—	—	—	—	4.5
Customer advances
In reais	132.1	132.1	—	—	—	—	—	132.1
Other accounts payable & accrued liabilities
In reais	532.6	374.0	158.6	—	—	—	—	532.6
In Euro	58.5	58.5	—	—	—	—	—	58.5
In Other Currencies	4.1	4.1	—	—	—	—	—	4.1
Taxes and payroll charges payable
In reais	401.0	161.6	116.9	82.8	27.8	11.9	—	401.1
In Euro	7.2	2.9	2.1	1.5	0.5	0.2	—	7.2
Accrued taxes on income
In reais	51.6	51.6	—	—	—	—	—	51.6
In Euro	10.0	10.0	—	—	—	—	—	10.0
In Other Currencies	1.8	1.8	—	—	—	—	—	1.8
Deferred income tax liabilities
In reais	7.4	0.9	0.8	0.7	0.7	0.7	3.5	7.3
Accrued dividends
In reais	30.1	30.1	—	—	—	—	—	30.1
Contingencies
In reais	37.0	14.9	10.8	7.7	2.6	1.1	—	37.1
Total liabilities in reais	1,781.7	1,124.4	344.8	146.1	81.7	64.3	20.4	1,781.7

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2013	2014	2015	2016	2017	Thereafter	Total Fair Value
	(in US$ millions)
Total liabilities in Euro	197.5	132.3	6.8	10.0	28.0	9.4	11.0	197.5
Total liabilities in Other Currencies	10.4	10.4	—	—	—	—	—	10.4
Total exposure in reais	(327.9)	86.6	(322.8)	(132.8)	(69.8)	(47.8)	(49.1)	(412.8)
Total exposure in Euro	(115.9)	(58.7)	1.3	(1.8)	(5.6)	(5.9)	(4.6)	(75.6)
Total exposure in Other Currencies	114.8	110.8	0.4	0.4	0.4	0.4	2.4	114.8
DERIVATIVE INSTRUMENTS
Knock-out forward – (EUR – US$)
Notional amount	2.5	2.5	—	—	—	—	—	—
Forward rate	1.3	—	—	—	—	—	—	—

Net exposure in assets/liabilities
In reais	(327.9)	86.6	(102.0)	(146.1)	(81.7)	(64.3)	(20.4)	(327.9)
In Euro	(113.4)	(56.2)	(5.6)	(9.2)	(27.3)	(8.6)	(6.5)	(115.9)
In Japanese Yen	114.8	110.8	0.4	0.4	0.4	0.4	2.4	114.8
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

•

such fees and expenses as are incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

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

Depositary Payments for the Year December 31, 2012

In 2012, JPMorgan Chase Bank paid US$0.4 million in connection with investor relations related expenses of Embraer incurred in 2012 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

Changes in Internal Control over Financial Reporting

Our risks and internal controls department periodically evaluates our internal controls for the main cycles, documenting the processes used in each cycle, identifying opportunities and suggesting improvements for the existing control mechanisms. There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sergio Eraldo de Salles Pinto, an effective member of our statutory Audit and Risks Committee is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our Audit and Risks Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Audit and Risks Committee.”

ITEM 16.B	CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2012 and 2011:

Principal accountant fees and services	Year ended December 31,
	2012 (A)	2011 (B)
	(in US$ thousands)
Audit Fees	2,394	3,580
Audit-Related Fees	17	372
Tax Fees	272	11

All Other Fees	2	—

Total	2,685	3,963

(A)	KPMG Auditores Independentes
(B)	PricewaterhouseCoopers Auditores Independentes

Audit Fees

Audit fees consisted of the aggregate fees in connection with (1) the audit of our annual financial statements and quarterly limited reviews under Brazilian GAAP, which are published in Brazil, (2) our annual consolidated statements under IFRS and (3) statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees billed in 2011 in connection with (1) additional analisys of our compliance with provisions of the Sarbanes-Oxley Act.

Tax Fees

Tax fees in 2012 consisted of the aggregate fees billed by KPMG Auditores Independentes in connection with tax compliance for some of our subsidiaries.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by KPMG Auditores Independentes in 2012 and PricewaterhouseCoopers Auditores Independentes in 2011.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit and audit-related services provided by KPMG Auditores Independentes. Any services provided by KPMG Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2012, 2011, 2010 and 2009, none of the fees paid to KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

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

On January 23, 2012, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of backing our second and third stock option plans, to be launched in 2012 and 2013, respectively. We were authorized to buy back up to an aggregate of 1,065,000 common shares, representing approximately 0.15% of our outstanding capital, which totaled 740,465,044 common shares outstanding. No shares have been acquired by us under this program. The acquisition of the shares will be made on the São Paulo Stock Exchange, and may not be superior to 30% of the average daily volume of shares traded, and the common shares bought back will be kept in treasury, with no political or economic rights. The program will last for one year as of the date of approval.

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

For information regarding our change of independent auditors, see Exhibit B of the report on Form 6-K furnished to the SEC on June 11, 2012 and incorporated by reference in the registration statement on Form F-3 filed with the SEC on June 11, 2012.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. According to our bylaws, the current members of the board at the time of the election will always be candidates as a slate for a new term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one acting member to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two acting members to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (1) is composed of a minimum of three independent directors who are all financially literate, (2) meets the SEC rules regarding audit committees for listed companies, (3) has at least one member who has accounting or financial management expertise and (4) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. We have an Audit and Risks Committee which meets the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. We do not claim an exemption from the listing standards for audit committees.

Embraer’s statutory “Audit and Risks Committee” is composed of independent members of our board of directors. Because foreign private issuers are subject to local legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit and Risks Committee, unlike a U.S. audit committee, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our Audit and Risks Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote of the board of directors. Our Audit and Risks Committee complies with Brazilian legal requirements (including “independent directors,” as defined by Brazilian law).

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit reports to the Audit and Risks Committee, and risk management and internal control report to the Chief Financial Officer, respectively, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM 16.H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on March 8, 2013, incorporated herein by reference from Form 6-K furnished on March 11, 2013. (English translation).

2.1	Form of Amended and Restated Deposit Agreement among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

Exhibit Number	Description

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.4	First Supplemental Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.5	Indenture, dated June 15, 2012, among Embraer S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-182039.

2.6	First Supplemental Indenture, dated June 15, 2012, among Embraer S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-182039.

2.7	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

15.1	Letter Regarding Change in Certifying Accountant, dated June 11, 2012, incorporated herein by reference to Exhibit D to Embraer’s report on Form 6-K, filed with the Securities and Exchange Commission on June 11, 2012 (No. 001-15102).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

Date: March 26, 2013	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: March 26, 2013	By:	/s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice - President and Chief Financial and Investor Relations Officer

Embraer S.A.

Consolidated Financial Statements

at December 31, 2012

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and its subsidiaries (the “Company”) as of December 31, 2012 and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended. We also have audited Embraer S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting under Item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and its subsidiaries as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

São José dos Campos - Brazil

March 26, 2013

/s/ KPMG Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

In our opinion, the consolidated balance sheet as of December 31, 2011 and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of Embraer S.A. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for each of the two years ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

São José dos Campos - Brazil

April 13, 2012

/s/ PricewaterhouseCoopers

Auditores Independentes

Embraer S.A.

Consolidated Statement of Financial Position

In millions of US dollars

	Note	12.31.2012	12.31.2011

ASSETS
CURRENT
Cash and cash equivalents	5	1,801.2	1,350.2
Financial investments	6	578.2	753.6
Trade accounts receivable, net	7	529.2	505.8
Derivative financial instruments	8	11.2	8.2
Customer and commercial financing	9	22.7	12.0
Collateralized accounts receivable	10	13.0	14.9
Inventories	12	2,155.3	2,283.4
Other assets	13	255.1	241.3

		5,365.9	5,169.4

NON-CURRENT
Financial investments	6	51.3	54.7
Trade accounts receivable	7	9.9	0.2
Derivative financial instruments	8	24.8	22.7
Customer and commercial financing	9	86.9	90.2
Collateralized accounts receivable	10	413.0	472.7
Guarantee deposits	11	581.5	471.4
Deferred income tax	24	12.9	65.9
Inventories	12	—	4.2
Other assets	13	246.8	245.4

		1,427.1	1,427.4
Investments		—	2.8
Property, plant and equipment,net	16	1,738.5	1,450.4
Intangible assets	17	958.9	808.3

		4,124.5	3,688.9

TOTAL ASSETS		9,490.4	8,858.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statement of Financial Position

In millions of US dollars

	Note	12.31.2012	12.31.2011

CURRENT
Trade accounts payable	19	758.9	829.9
Loans and financing	20	336.3	251.8
Non-recourse and recourse debt	10	11.9	312.8
Other payables	21	277.6	261.1
Contribution from suppliers		0.9	0.9
Advances from customers	22	902.0	856.1
Derivative financial instruments	8	0.9	1.0
Taxes and payroll charges payable	23	65.4	89.2
Income tax and social contribution		63.6	11.2
Financial guarantee and residual value	25	114.1	—
Dividends payable	29.7	30.4	0.1
Unearned income		133.7	131.1
Provisions	26.1	96.7	96.5

		2,792.4	2,841.7

NON-CURRENT
Loans and financing	20	1,730.2	1,406.3
Non-recourse and recourse debt	10	388.3	149.8
Other payables	21	11.1	14.0
Contribution from suppliers		—	1.0
Advances from customers	22	100.4	214.0
Derivative financial instruments	8	—	0.2
Taxes and payroll charges payable	23	350.0	386.8
Deferred income tax and social contribution	24	26.5	23.0
Financial guarantee and residual value	25	470.3	494.9
Unearned income		108.2	84.0
Provisions	26.1	162.7	124.8

		3,347.7	2,898.8

TOTAL LIABILITIES		6,140.1	5,740.5

SHAREHOLDERS’ EQUITY
Capital	29	1,438.0	1,438.0
Treasury shares	29	(154.2)	(183.7)
Revenue reserves		1,980.3	1,737.3
Share-based remuneration	30	21.0	13.1
Accumulated other comprehensive income		(26.8)	2.6

		3,258.3	3,007.3

Non-controlling interest		92.0	110.5

TOTAL SHAREHOLDERS’ EQUITY		3,350.3	3,117.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,490.4	8,858.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income

Years Ended

In millions of US dollars, except weighted average shares and earnings per share

	Note	12.31.2012	12.31.2011	12.31.2010
Revenue		6,177.9	5,803.0	5,364.1
Cost of sales and services		(4,683.0)	(4,495.9)	(4,338.1)

Gross Profit		1,494.9	1,307.1	1,026.0

Operating Income (Expense)
Administrative		(280.5)	(262.5)	(197.5)
Selling		(482.0)	(419.3)	(374.1)
Research		(77.3)	(85.3)	(72.1)
Other operating income (expense), net	33	(42.8)	(221.5)	9.4
Equity in losses of associates		(0.2)	(0.3)	—

Operating profit before financial income		612.1	318.2	391.7

Financial income (expense), net	35	(6.8)	(90.7)	17.5
Foreign exchange gain (loss), net	36	8.8	20.0	(1.1)

Profit before taxes on income		614.1	247.5	408.1

Income tax expense	24	(265.5)	(127.1)	(62.7)

Net income		348.6	120.4	345.4

Attributable to:
Owners of Embraer		347.8	111.6	330.2
Non-controlling interest		0.8	8.8	15.2

Weighted average number of shares (in thousands)
Basic	31	725,023	723,667	723,665
Diluted	31	727,731	724,847	724,019

Earnings per share basic in US$	31	0.4797	0.1542	0.4563
Earnings per share diluted in US$	31	0.4780	0.1540	0.4562

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income

Years Ended

In millions of US dollars

	12.31.2012	12.31.2011	12.31.2010
Net income	348,6	120,4	345,4

Other comprehensive expense	6,1	(8,8)	(8,3)
Actuarial loss on post employment benefit obligation	(37,4)	—	(0,3)
Financial instruments available for sale	—	(0,9)	—

Other comprehensive income, net of tax effects (i)	(31,3)	(9,7)	(8,6)

Total of comprehensive income	317,3	110,7	336,8

Attributable to:
Owners of Embraer	312,8	103,3	324,0
Non-controlling interest	4,5	7,4	12,8

	317,3	110,7	336,8

(i)	the presented amounts are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

In millions of US dollars

					Revenue reserves					Accumulated other comprehensive (loss) income
	Note	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Statutory reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders equity
At December 31, 2009		1,438.0	(183.7)	—	17.4	110.2	—	1,479.8	(86.1)	—	1.0	16.1	2,792.7	90.3	2,883.0

Net income for the year		—	—	—	—	—	—	—	330.2	—	—	—	330.2	15.2	345.4
Cumulative translation adjustments - subisidiaries		—	—	—	—	—	—	—	—	—	—	(5.9)	(5.9)	(2.4)	(8.3)
Other comprehensive income		—	—	—	—	—	—	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Total comprehensive income		—	—	—	—	—	—	—	330.2	—	(0.3)	(5.9)	324.0	12.8	336.8
Share-based remuneration		—	—	3.4	—	—	—	—	—	—	—	—	3.4	—	3.4
Allocation of profits:
Investment in subsidy		—	—	—	8.7	—	—	—	(8.7)	—	—	—	—	—	—
Legal reserve		—	—	—	—	17.2	—	—	(17.2)	—	—	—	—	—	—
Interest on own capital (R$ 0.28 per share)		—	—	—	—	—	27.2	—	(118.9)	—	—	—	(91.7)	—	(91.7)
Reserve for investments and working capital (practice adjustment)		—	—	—	—	—	—	(86.1)	86.1	—	—	—	—	—	—
Reserve for investments and working capital (net income for the year)		—	—	—	—	—	—	185.4	(185.4)	—	—	—	—	—	—

At December 31, 2010		1,438.0	(183.7)	3.4	26.1	127.4	27.2	1,579.1	—	—	0.7	10.2	3,028.4	103.1	3,131.5

Net income for the year		—	—	—	—	—	—	—	111.6	—	—	—	111.6	8.8	120.4
Cumulative translation adjustments - subisidiaries		—	—	—	—	—	—	—	—	—	—	(7.4)	(7.4)	(1.4)	(8.8)
Financial instruments		—	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	—	(0.9)
Total comprehensive income		—	—	—	—	—	—	—	111.6	—	—	(8.3)	103.3	7.4	110.7
Share-based remuneration		—	—	9.7	—	—	—	—	—	—	—	—	9.7	—	9.7
Allocation of profits:												—
Investment in subsidy		—	—	—	6.5	—	—	—	(6.5)	—	—	—	—	—	—
Legal reserve		—	—	—	—	4.2	—	—	(4.2)	—	—	—	—	—	—
Interest on own capital (R$ 0.25 per share)		—	—	—	—	—	(27.2)	—	(106.9)	—	—	—	(134.1)	—	(134.1)
Reserve for investments and working capital (practice adjustment)		—	—	—	—	—	—	(6.0)	6.0	—	—	—	—	—	—

At December 31, 2011		1,438.0	(183.7)	13.1	32.6	131.6	—	1,573.1	—	—	0.7	1.9	3,007.3	110.5	3,117.8

Net income for the year		—	—	—	—	—	—	—	347.8	—	—	—	347.8	0.8	348.6
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	(37.4)	—	(37.4)		(37.4)
Cumulative translation adjustments - subisidiaries		—	—	—	—	—	—	—	—	—	—	2.4	2.4	3.7	6.1
Total comprehensive income		—	—	—	—	—	—	—	347.8	—	(37.4)	2.4	312.8	4.5	317.3
Share-based remuneration		—	—	7.9	—	—	—	—	—	—	—	—	7.9	—	7.9
Stock options grants exercised		—	29.5	—	—	—	—	—	(15.0)	—	—	—	14.5	—	14.5
Acquisition of non controlling interest		—	—	—	—	—	—	—	—	5.6	—	—	5.6	(23.0)	(17.4)
Allocation of profits:
Investment in subsidy		—	—	—	4.3	—	—	—	(4.3)	—	—	—	—	—	—
Legal reserve		—	—	—	—	17.1	—	—	(17.1)	—	—	—	—	—	—
Interest on own capital (R$ 0.04 per share)	29.6	—	—	—	—	—	—	—	(75.1)	—	—	—	(75.1)	—	(75.1)
Dividends	29.7	—	—	—	—	—	—	—	(14.7)	—	—	—	(14.7)	—	(14.7)
Reserve for investments and working capital (net income for the year)		—	—	—	—	—	—	221.6	(221.6)	—	—	—	—	—	—

At December 31, 2012		1,438.0	(154.2)	21.0	36.9	148.7	—	1,794.7	—	5.6	(36.7)	4.3	3,258.3	92.0	3,350.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Cash Flow

Years Ended

In millions of US dollars

	Note	12.31.2012	12.31.2011	12.31.2010
Operating activities
Net income		348.6	120.4	345.4
Adjustment to net income for items not affecting cash
Depreciation	16	139.9	109.3	103.0
Amortization	17	138.9	129.5	116.2
Allowance (reversal) for inventory obsolescence		10.2	(12.8)	(5.6)
Provision for adjustment to market value		34.1	5.3	62.3
Provision Allowance for doubtful accounts		11.4	4.4	9.1
Deferred income tax and social contribution	24	75.4	85.0	28.7
Accrued interest		(5.5)	1.7	(10.2)
Equity in the losses of associates		0.2	0.3	—
Share-based remuneration		7.9	9.7	3.4
Foreign exchange gain (loss), net	36	4.4	(13.0)	7.5
Residual value guarantee	25	14.0	34.4	2.7
Other		0.8	(10.3)	1.7

Changes in assets:
Financial investments		160.0	(124.3)	220.0
Collateralized accounts receivable and accounts receivable		9.6	(126.2)	(1.7)
Customer and commercial financing		(7.3)	(31.8)	(17.7)
Inventories		76.9	(97.9)	118.5
Other assets		(167.4)	(8.8)	(45.7)

Changes in liabilities:
Trade accounts payable		(72.7)	83.8	153.1
Non-recourse and recourse debt		(62.4)	(7.7)	(37.3)
Other payables		(39.4)	(26.0)	(144.2)
Contribution from suppliers		(31.8)	40.2	18.5
Advances from customers		(47.5)	85.7	(186.2)
Taxes and payroll charges payable		23.6	(1.2)	7.5
Financial guarantees		(8.7)	241.0	(40.3)
Other provisions		54.7	(4.1)	145.7
Unearned income		26.9	(6.4)	19.4

Net cash generated by operating activities		694.8	480.2	873.8

Investing activities
Proceeds from sale of property, plant and equipment		1.3	0.3	29.3
Acquisition to property, plant and equipment	16	(328.0)	(334.3)	(149.6)
Additions to intangible assets	17	(252.4)	(217.4)	(178.7)
Investments in associates		2.5	(3.0)	—
Business acquisitions, net of cash acquired		(6.2)	(51.5)	—
Proceeds from held to maturity securities		(17.1)	3.8	10.7

Net cash used in investing activities		(599.9)	(602.1)	(288.3)

Financing activities
Repayment of borrowings		(1,225.3)	(2,082.7)	(1,583.4)
Proceeds from borrowings		1,692.6	2,362.5	942.8
Dividends and interest on own capital		(59.5)	(183.4)	(161.6)
Acquisition of non controlling interest		(17.4)	—	—
Proceeds from stock options exercised		14.5	—	—

Net cash generated by (used in) financing activities		404.9	96.4	(802.2)

Effects of exchange rate changes on cash and cash equivalents		(49.0)	(17.6)	17.4

Increase (decrease) in cash and cash equivalents		451.0	(42.9)	(199.3)

Cash and cash equivalents at the beginning of the year		1,350.2	1,393.1	1,592.4

Cash and cash equivalents at the end of the year		1,801.2	1,350.2	1,393.1

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

1	Operations

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

•	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

•	Contribution to the development of technical staff necessary to the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). The Company also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is only composed of common shares.

The Company has consolidated wholly-owned and jointly controlled entities and/or commercial representation offices, consolidated in the financial statements, which are located in Brazil, the United States of America (“United States”), France, the Netherlands, Ireland, the United Kingdom, Spain, Portugal, China and Singapore.

These consolidated financial statements were approved by the Board of Directors of the Company on March 11, 2013.

2	Presentation of the financial statements and accounting practices

2.1	Presentation of the financial statements

2.1.1	Basis of preparation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) which includes (i) IFRS, (ii) the International Accounting Standard (“IAS”), and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor the Standing Interpretations Committee (“SIC”).

These consolidated financial statements were prepared under the historical cost convention (except when the item required a different criterion) and adjusted to reflect financial assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2	Summary of significant accounting policies

2.2.1	Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which the Company, directly or indirectly, has the power to direct the subsidiary’s financial and operating policies, special purpose entities (“SPEs”) for which the Company has control, exclusive investment funds and joint ventures, as follows:

ELEB - Equipamentos Ltda. - “ELEB” - a wholly-owned subsidiary located in São José dos Campos, which produces and sells precision hydraulic and mechanical equipment for the aviation industry, mainly for Embraer aircraft.

Embraer Aircraft Holding Inc. - “EAH” - a wholly-owned subsidiary, located in Fort Lauderdale, United States, responsible for corporate and institutional activities. It also has the following wholly-owned subsidiaries also located in the United States:

•

Embraer Aircraft Customer Services, Inc. - “EACS” - located in Fort Lauderdale, United States of America, sells spare parts and provides product support to customers in the United States, Canada and the Caribbean.

•	Embraer Aircraft Maintenance Services Inc. - “EAMS” - located in Delaware, with its operational base in Nashville, United States of America, provides maintenance services for aircraft and components.

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

•

Embraer Services Inc. - “ESI” - located in Delaware, with its operational base in Fort Lauderdale, United States of America, provides support in the United States for the defense and commercial market programs.

•	Embraer Executive Aircraft, Inc. - “EEA” - located in Delaware, has its operational base in Melbourne, Florida, United States where it provides final assembly and delivery of the Phenom executive jet.

•	Embraer Engineering & Technology Center USA, Inc. - “EETC” - located in Delaware, incorporated on April 27, 2012, provides engineering services related to aircraft research and development.

•

Aero Seating Technologies LLC. - “AST” - a subsidiary in which EAH holds 85.5% of the capital, is domiciled in San Gabriel, United States of America and its core activity is the production and maintenance of aircraft seats.

Embraer Australia PTY Ltd. - “EAL” - a wholly-owned subsidiary - located in Melbourne, Australia, provided after-sales support services to customers in the Australasian and Asian regions. The company is currently inactive.

Embraer Aviation Europe SAS - “EAE” - a wholly-owned subsidiary - located in Villepinte, France, is responsible for corporate and institutional activities and has the following wholly-owned subsidiaries:

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

Embraer GPX Ltda - “GPX” – a subsidiary with 99.9% of its capital is held by Embraer, located in Gavião Peixoto, State of São Paulo, provides specialized aircraft maintenance services.

Embraer Overseas Limited - “EOS” - a wholly-owned subsidiary - located in the Cayman Islands, B.W.I., with the sole objective of carrying out financial transactions, including raising and investing funds, and provides intercompany loans for Embraer companies.

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

Embraer Spain Holding Co. SL - “ESH” - a wholly-owned subsidiary - located in Spain - coordinates investments in subsidiaries abroad, including those focused on activities that support the sale of aircraft and management of assets derived from these operations. ESH’s operations are carried out by the following subsidiaries:

•	ECC Investment Switzerland AG, a wholly-owned subsidiary, located in Switzerland, holds 100% of the capital of the following:

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

•

Harbin Embraer Aircraft Industry Company Ltd. “HEAI” - a subsidiary consolidated by Embraer, in which Embraer Spain Holding Co. SL holds 51% of the capital, is based in the town of Harbin, China. Having started operations in 2002, with the objective of manufacturing aircraft to meet the demands of the Chinese air transport market, its activities have been dedicated to the manufacture of Legacy 600/650 executive jets since signing an agreement with the leaders of the Chinese Government in June 2012.

Embraer Netherlands B.V. - “ENL” - a wholly-owned subsidiary - located in Holland, has as its main objective the coordination of investments in subsidiaries abroad, including those intended to support the marketing activities of aircraft and asset management from these operations. The activities of ENL are affected by its subsidiaries:

•	Embraer Asia Pacific PTE. Ltd. - “EAP” - a wholly-owned subsidiary - located in Singapore, created in 2006 with the objective of providing after-sales support services in Asia.

•

Airholding SGPS, S.A. - a wholly-owned subsidiary - located in Portugal. The Company acquired 30% of Airholding SGPS S.A. in March, 13 of 2012, increasing the ownership to 100% from the previously owned 70% held at the end of 2011. Its main activity is its 65% participation in the voting capital of OGMA - Indústria Aeronáutica de Portugal S.A., a Portuguese aviation maintenance and production company. The remaining 35% of the voting capital is held by Empresa Portuguesa de Defesa - EMPORDEF.

•	ECC Leasing Co. Ltd. - “ECC Leasing” - a wholly-owned subsidiary - located in Dublin, Ireland, leases and sells used aircraft.

•	EMBRAER CAE Training Services Ltd. - “ECUK” - subsidiary in which ENL holds 51% of the capital, located in Burges Hill, United Kingdom, provides training for pilots, mechanics and crew.

•	EMBRAER Portugal - SGPS S.A. - a wholly-owned subsidiary located in Evora, Portugal, coordinates investments and economic activities in the following wholly-owned subsidiaries as following:

•

Embraer-Portugal Estruturas Metalicas S.A. - located in Evora, Portugal, manufactures, assembles, maintains and sells parts, components and metal sets and carries out other technological, industrial, commercial and service activities related to the metal products industry.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•

Embraer-Portugal Estruturas em Compositos S.A. - located in Evora, Portugal manufactures, assembles and sells structures based on parts and sets in composite materials and carries out other technological, industrial, commercial and service activities related to the composite, non-metal products manufacturing industry.

•

Embraer (China) Aircraft Technical Services Co., Ltd - “ECA”, a wholly-owned subsidiary located in Beijing, China, provides after-sales support services, maintenance services and sells parts to customers in the China.

•

EZ Air Interior Limited. “EZ” - joint venture owned by Embraer Netherlands and Zodiac Aerospace (50% each) - located in Ireland, constituted in July 2012, with the objective of manufacturing cabin interiors of the EMBRAER 170/190 jet family and will be jointly operated with a factory located in México.

ECC do Brasil Cia. de Seguros - “ECC” - a wholly-owned subsidiary - located in Porto Alegre, in the state of Rio Grande do Sul, Brazil, registered with the Private Insurance Agency - SUSEP. Its objective is to deal solely with export credit insurance. In 2007, Embraer’s Board of Directors approved the proposal to sell all of its shares, and in 2009, Embraer signed a contract to this effect, subject to approval by the Private Insurance Agency - SUSEP, which was never granted. In April, 2011, SUSEP denied the transfer request due to the fact that certain requirements were not fulfilled by the purchaser. SUSEP advised the purchaser to request a previous approval through administrative proceedings after fulfilling all requirements. Despite the new process having been filed with SUSEP, in September 2012 Embraer terminated the contract of sale.

Indústria Aeronáutica Neiva Ltda. - “Neiva” - a wholly-owned subsidiary located in Botucatu, State of São Paulo, Brazil, sells agricultural aircraft and related parts and components.

Embraer Defesa e Segurança Participações S.A. “EDSP” - a wholly-owned subsidiary, located in São José dos Campos, state of São Paulo, Brazil, coordinates the investments in the Defense and Security segment and holds interests in the following companies:

•

Orbisat Indústria e Aerolevantamento S.A. “Orbisat” - 90% of its capital is held by Embraer Defesa e Segurança Participações S.A. - located in São José dos Campos, state of São Paulo, Brazil, develops technology for remote sensing and builds air, sea and land surveillance radars.

•

Atech Negócios em Tecnologia S.A. “Atech” - a joint venture - located in São Paulo, with 50% of its capital held by Embraer Defesa e Segurança Participações S.A., develops strategic solutions for command, control, communications, computers and intelligence and provides specialized consulting services and technical and logistics support in all of the following project phases: conceptualization, specification, development, integration, implementation management, installation, testing, maintenance and training.

•

Harpia Sistemas S.A. “Harpia” - located in Brasilia, Distrito Federal, Brazil, fully consolidated subsidiary of Embraer, formed through a partnership between Embraer Defesa e Segurança Participações S.A. and AEL Sistemas (a subsidiary of Elbit Systems Ltd. of Israel), each owning 51% and 49%, respectively. Its main activity is the development, construction, sale, maintenance, modernization and after-sales services of unmanned aerial vehicles (“UAV’s”). Harpia Sistemas S.A. will also focus on marketing, development, systems integration, manufacturing, sales and after-sales support of simulators and modernization of avionics systems. As of December 31, 2012, this company was still not operating.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•

Visiona Tecnologia Espacial S.A. “Visiona” - located in São José dos Campos, State of São Paulo, Brasil, fully consolidated subsidiary of Embraer, in which Embraer Defesa e Segurança Participações S.A. and Telebrás hold interests of 51% and 49%, respectively. Incorporated in May 2012, it will initially serve the Brazilian Geostationary Satellite, with the aim of serving the satellite communication needs of the federal government, including the National Broadband Program and a wide spectrum of strategic defense transmissions.

•

SAVIS Tecnologia e Sistemas S.A. “SAVIS” - incorporated in June 2012 and based in Campinas, State of São Paulo, is a wholly owned subsidiary of Embraer Defesa e Segurança. Its objective is to operate with the Brazilian government in the defense and security market.

Special Purpose Companies - “SPEs” - the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, the Company controls all operations of the SPEs or takes a majority share of their risks and rewards, therefore the SPEs are consolidated in the financial statements of the parent company. The consolidated SPEs are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control or continuous involvement were not consolidated, based on technical analyses made by Management. Other structures involving SPEs may be used. Although it does not control their operations, the Company analyzes potential risks presented by the SPEs and discloses them, if significant. Apart from the SPEs mentioned, Embraer has no significant risks attributed to other structured operations involving SPEs.

Consortium Tepro - an entity formed in October 2012 by Savis Tecnologia e Sistemas S/A and OrbiSat Indústria S/A, companies controlled by Embraer Defesa e Segurança Participações S.A., signed a contract with the Brazilian Army in November 2012 for implementation of the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras - Sisfron). Based in the town of Campinas - SP, the consortium is 93.5% owned by Savis and 6.5% owned by Orbisat. Operations are scheduled to start in the first quarter of 2013.

Exclusive Investment Funds - in connection with its business strategies, the Company has investments in exclusive funds, which are consolidated in the financial statements. The balances of marketable securities and investments maintained through these funds are recorded in cash and cash equivalents or financial investiments, based on the original maturities of the securities and the fund investment strategies, which take into account immediate liquidity (Note 5 and 6).

2.2.2	Interest in other entities

Interest in other entities is not consolidated in the financial statements. As of December 31, 2012, these comprise AEL Systems SA - “AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. Its main activities are research, development, manufacture and sales of electronic components, electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore the investment is classified as a non-current financial instrument asset, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.2.3	Subsidiaries

Subsidiaries are all entities (including SPEs) whose financial and operating policies can be directed by the Company and in which it normally holds more than half of the voting shares. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

2.2.4	Acquisition of new subsidiaries

The purchase method is used to account for acquisition of new subsidiaries. The cost of an acquisition is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the acquisition date. The acquisition-related costs are recognized as expenses in the period in which the costs are incurred and the services received. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

If the business combination is achieved in stages, any non-controlling equity interest previously held in the acquiree’s capital is remeasured to fair value at the acquisition date with gain or loss recognized in the income statement.

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

2.2.5	Joint ventures

The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s consolidated financial statements.

The Company recognizes the portion of gains or losses on the sale of property, plant and equipment by the Company to the joint venture to the extent of the other parties’ interests in the joint venture. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of sale of property, plant and equipment from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

2.2.6	Consortia

The activities of a Consortium and their registration in its accounting records are governed by specific regulations. Although there are mandatory accounting controls, applicable to the consortia, the entries are posted in the accounts of the members of consortia in accordance with the proportion of the consortia attributed to each one. Such accounts of the members, which are subsidiaries of Embraer are consolidated financial statements of the Company.

2.2.7	Functional and presentation currency

After analyzing Embraer’s operations and businesses, particularly in relation to the factors involved in determining its functional currency, Management concluded that the Company’s functional currency is the US dollar (“US$” or “dollar”). This conclusion was based on an analysis of the following indicators:

•	Currency that most influences sales prices of goods and services;

•	Currency of the country whose competitive forces and regulations most determine the sales price of its goods and services;

•	Currency that most influences labor, materials and other costs of providing goods or services;

•	Currency in which the funds for financial operations are largely obtained; and

•	Currency in which revenue from operations is usually accumulated.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2.8	Transactions in foreign currencies

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

2.2.9	Translation of subsidiaries’ financial statements

For subsidiaries whose functional currency is a currency other than the US dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using period average exchange rates. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

2.2.10	Financial Instruments

a)	Financial assets

The Company classifies its financial assets among the following categories: (i) measured at fair value through profit or loss, including assets held for trading (ii) available for sale, (iii) held to maturity and (iv) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management decides on the classification of its financial assets at initial recognition.

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

b)	Classification and measurement

b.1)	Financial assets measured at fair value through profit or loss

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

b.2)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments classified in this category or that are not classified in any other category. They are included in non-current assets, unless Management intends to dispose of the investment within 12 months after the statement of financial position date. Financial assets available for sale are recorded at fair value. The interest on securities available for sale, calculated by the effective interest rate method, is recorded in the statement of income as financial income (expense). The

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

portion corresponding to the change in fair value is posted directly to shareholders’ equity, in other comprehensive income, and realized through profit or loss on settlement when the loss is considered permanent (impairment).

b.3)	Investments held to maturity

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially recorded at fair value, including cost of the transaction and subsequently at amortized cost.

The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value. When applicable, a provision for devaluation is recognized.

b.4)	Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are classified as current assets, except for those with maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

The Company’s loans and receivables comprise loans to associates, trade accounts receivable, customer financing and other accounts receivable.

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. When applicable, a loss allowance is recorded.

2.2.11	Cash and cash equivalents

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

Amounts related to cash and cash equivalents, which, however, are not available for use by the Company, are presented within other assets in the consolidated financial statements.

2.2.12	Financial Investments

Financial investments are those assets acquired by the Company, principally for the purpose of selling in the short-term. Usually, this classification includes securities with original maturities over 90 days from the date of acquisition.

2.2.13	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using the percentage-of-completion method, net of the respective customer advances. They are subsequently recorded at amortized cost using the effective interest rate method, less allowance for doubtful accounts.

An allowance for doubtful accounts of trade receivable is recorded when there is objective evidence that the Company will not be able to recover all the amounts owed by its customers. Significant financial difficulties of the debtor, probability of the debtor filing for bankruptcy or reorganization proceedings and failure to pay or default are considered indicators that the trade receivables are impaired. The amount of the provision is the difference between the book value and the recoverable value. The book value of the asset is reduced by the amount of the provision, and the amount of the loss is recorded in the statement of income as selling expenses. When a trade receivable is deemed totally unrecoverable, it is written off against a provision for trade receivables. Subsequent recovery of amounts previously written off is registered in the statement of income, as selling expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The present value calculation, where applicable, is made on the date of the transaction based on an interest rate that reflects the timing and market conditions at the time.

2.2.14	Derivative financial instruments and hedge operations

The Company uses derivative instruments to protect its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded monthly in income, taking into account the realizable value of these instruments (market value). The provision for unearned gains and losses is recognized in the statement of financial position under derivative financial instruments, and the counterpart in profit and loss under foreign exchange gain (loss), net (Note 36), except for operations designated as hedge accounting.

Embedded derivatives are separated from their host contracts and are measured at their fair values as long as they meet the derivative definition.

2.2.15	Hedge accounting

Derivative transactions contracted to protect the company against risks, accounted for differently, that seek to eliminate the effects of the volatility caused by such risks.

At the time of initial designation of the hedge, the Company formally documents the relationship between hedging instruments and items that are hedged, including the risk management objectives and the strategy for conducting the transaction, together with the methods used to evaluate the effectiveness of the relationship. The Company continually assesses the contract to conclude whether the instrument is “highly effective” in offsetting changes in fair value of the hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within the range of effectiveness of 80% to 125%.

The Company has derivative financial instruments designated as fair value hedge and cash flow hedges, as follows:

a)	Fair value hedges

Changes in the fair value of derivatives that are designated as hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. The Company only uses fair value hedge accounting to hedge fixed interest risk on borrowings. Changes in the fair value of these instruments are recognized in the statement of income under financial income (expense).

If the hedge no longer meets the hedge accounting criteria, the fair value of the instrument continues to be recognized in the statement of income and the fair value of the hedged item is treated as if it were not hedged and amortized to profit or loss over the period to maturity.

b)	Cash flow hedges

The Company uses hedge accounting for cash flow hedges in order to protect itself from cash flow variations attributed to exchange rate variation risk related to a transaction that will likely affect the Company’s results.

The effective portion of changes in the fair value of derivatives that are designated as cash flow hedges is recognized in shareholders’ equity under other comprehensive income. The gain or loss related to the ineffective portion is recognized in profit or loss as financial income (expense).

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

When a cash flow hedge instrument is settled, or no longer meets the criteria for hedge accounting, any cumulative gain or loss in equity at that time is realized against profit or loss. When the hedged transaction is no longer expected to occur, the gain or loss in equity is immediately transferred to profit or loss for the year under financial income (expense).

2.2.16	Customer and commercial financing

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

2.2.17	Collateralized accounts receivable and recourse and non-recourse debt

Certain Company sales are made under structured financing arrangements whereby an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the end of the structured sales financing period, and transfers the purchased aircraft to the final customer. A financial institution finances the purchase of the aircraft by an SPE. In such cases, the Company offers financial guarantees and/or residual value guarantees in favor of the institution and continues to have obligations to be fulfilled until the end of the transaction. In accordance with these characteristics, the Company recognizes the positive and negative flow of these transactions, which are written down as the financing is paid off and the financial guarantee eliminated.

The obligations assumed are classified in the financial statements under recourse and non-recourse debt. The amount is classified as recourse when the Company bears the risk and as non-recourse in relation to the part of the transaction not tied to any obligations on the part of the Company.

2.2.18	Inventories

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

Inventories of the Company, in almost their entirety are presented in current assets, except in cases where it is expected to be consumed in the production in a period exceeding twelve months.

The Company records a valuation allowance when items are determined to be obsolete or are held in quantities that are in excess of projected usage based on Management’s estimate of net realizable values. Allowances are utilized if inventories are sold or written-off. Inventories in transit are stated at accumulated cost of each item.

2.2.19	Income tax and social contribution

Tax expense for the period comprises current and deferred income tax. Tax is recorded in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in shareholders’ equity in which case the tax is also recognized in shareholders’ equity.

The current income tax charge is calculated at the nominal rate applicable in each country, which is approximately 34% in the case of the Brazilian operations and is composed of income tax of 25% and social contribution on net income of 9%.

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their accounting values in the consolidated financial statements.

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

The Company adopted the transitional tax regime (Regime Tributário de Transição - “RTT”) in 2008. Accordingly, for purposes of determining income tax and social contribution from this date onwards, the Company adopted the prerogatives set forth in RTT.

The RTT will be in force until a law regulating the tax effects arising from the adoption of the new Brazilian accounting principles comes into effect.

2.2.20	Investments

Investments in associates are recorded and valued in the consolidated financial statements using the equity method of accounting. The Company’s participation in the results of associates is recorded in the income statement of the period as operating income (expense). In the case of exchange variations on foreign investments in a different functional currency used by the Company, variations in the value of the investment caused solely by exchange variations are recorded in cumulative translation adjustments, in shareholders’ equity and only transferred to income of the period at the time the investment is sold or written off as a loss.

For purposes of calculating the equity adjustment, unrealized transactions between the Company and its investees are fully eliminated, as is also done for transactions between the subsidiaries. Unrealized losses are not eliminated since they are an indication of asset impairment.

When necessary, the accounting practices of the investees are adjusted to bring them in line with the Company’s practices.

2.2.21	Property, plant and equipment

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The items comprising property, plant and equipment are summarized below:

a)	Land - mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements - mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment - the machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures - furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles - mainly industrial vehicles and automobiles.

g)	Aircraft - mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals - technology equipment used mainly in the production process, engineering and administration

i)	Tooling - tools used in the production process of the Company.

j)	Property, plant and equipment in progress - construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Spare parts pool - a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program and aircraft still under warranty. These spare parts are used for customer service, whereby these customers are allowed to exchange a damaged component for one in working condition, as defined in the contract. These items are depreciated based on estimated useful lives of seven to ten years and an average residual value of 35%, which the Company believes to be the approximate utilization time and realizable amount, respectively.

2.2.22	Intangible assets

a)	Research and development

Research costs are recorded as an expense when they are incurred. Costs of product development, including drawings, engineering designs and construction of prototypes, are recorded as intangible assets when it is probable that the projects will generate future benefits, taking into account their commercial and technological feasibility, availability of technological and financial resources and only if the cost can be reliably measured. Development costs that do not meet these criteria are recorded in the statements of income as research expenses, as they occur.

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

The Company has agreements with certain key suppliers, here called partners. To ensure their participation in research and development the Company receives cash contributions. The Company records these contributions when received as non-current liabilities. If the contractual milestones are not achieved the amounts are refunded to the suppliers. As the milestones are completed these contributions are recorded as a reduction of development expenditures capitalized in intangible assets.

b)	Computer software

Software licenses are capitalized and amortized over their estimated useful lives.

Costs associated with development or maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to identifiable and unique software, controlled by the Company and that are expected to generate benefits greater than costs for more than one year, are recorded in intangible assets.

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired under business combinations are recognized at fair value at the acquisition date.

c.1)	Goodwill - recorded in the consolidated financial statements as an intangible asset and is not subject to amortization, once that is achievable at the write-off of the investment, and its recoverability is tested at least annualy. If it is identified that goodwill will not be recovered in its entirety, an impairment charge is recorded in the statement of income. Recognized impairment losses on goodwill are not reversed.

c.2)	Trademarks - acquired in business combinations and are recognized at fair value at acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development - from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

c.4)	Non-compete agreements - from business combinations as agreed with the sellers for a contractual period. These contracts are recorded at fair value at the acquisition date as an intangible asset and amortized over the term of the contract.

c.5)	Firm orders - acquired in business combinations and represent orders or production orders awaiting execution, are recorded at fair value and amortized over the period of delivery specified in the contracts.

2.2.23	Impairment

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In such cases, the recoverable value is determined. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For assessment purposes, assets are grouped in cash-generating units (CGUs) based on the similarity of the products and services produced and provided by the Company and the way in which it monitors and manages the cash flows generated. The CGUs are determined on a corporate basis, irrespective of where the assets, goods and services are used, produced or provided.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Intangible assets under development and new business acquisitions are tested for impairment regardless of whether or not there is evidence of impairment losses.

If impairment of assets allocated to a CGU is identified and calculated, the amount of the adjustment is proportional to the value of the net assets and recognized in all the subsidiaries that operate for that CGU.

2.2.24	Other current and non-current assets

Other current and non-current assets are stated at cost or realizable value including, when applicable accrued income.

2.2.25	Loans and financing

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

Loans and financing are registered as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability until at least 12 months after the date of the statement of financial position.

2.2.26	Leases

The classification of a lease depends on whether an agreement is or contains a lease, is based on the essence of the agreement and includes a determination as to whether (i) the fulfillment of the agreement depends on the use of one or more specific assets and (ii) the agreement assigns the right to use the asset.

a)	Aircraft leases

Aircraft leases classified as operating leases are recorded on the statement of financial position as property, plant and equipment, and depreciated over their estimated useful lives. The rental income (net of any subsidy granted to the lessee) is recorded by the straight-line method over the lease period. Aircraft leases classified as finance leases are derecognized as assets once the lease commences; the income and respective cost of sales are recorded at inception.

b)	Other leases

Other leases in which the Company holds substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a property, plant and equipment asset and a financial liability (lease). Property, plant and equipment assets purchased as finance leases are depreciated at the rates in Note 16.

Other leases in which a significant part of the risks and benefits of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are amortized to the statement of income on the straight-line method over the contract period.

2.2.27	Borrowing costs

Borrowing costs directly and indirectly attributable to the acquisition, construction or production of qualifying assets that will not be ready for use or sale for a considerable time are capitalized as part of the cost of the asset. Other borrowing costs are recognized as an expense in the period in which they are incurred. Borrowing costs include interest and other fund raising costs incurred by the Company in connection with the loan resources.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2.28	Advances from customers

These refer basically to advances, mostly denominated in dollars, received from customers prior to the delivery of the aircraft.

2.2.29	Financial guarantees and residual value guarantees

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

Financial guarantees are calculated at the time of delivery of the aircraft and recognized as a reduction in sales revenue against unearned income. The income is realized on a straight-line basis as sales revenue over the aircraft financing period and all the unearned income is recognized by the end of that period.

To cover the risk of losses on such guarantees, the Company may record an additional provision in the event of significant circumstances such as a customer filing for Chapter 11, based on the estimated losses resulting from the exposure (Note 25).

In some cases, the Company holds guarantees in the form of deposits in favor of third parties to whom financial and RVGs have been provided as part of aircraft financing structures (Note 11).

2.2.30	Dividends and interest on own capital

Under the bylaws, shareholders are entitled to dividends or interest on own capital equivalent to 25% of net income for the year, adjusted in accordance with the bylaws. The calculation takes into account the interest on own capital net of withholding tax.

Proposed distributions of dividends to shareholders are recorded as a liability in the financial statements at the end of the year, pursuant to the bylaws. Any amount over and above the minimum mandatory dividend is recognized in a specific account as additional dividends proposed in the revenue reserve in shareholder’s equity, pursuant to article 196 of Law 6404/76 until it is approved by the shareholders, at which point the reserve is reversed against a liability in the consolidated financial statements.

Interest on own capital paid or provisioned is recorded as a financial expense for tax purposes. However, for purposes of these consolidated financial statements, the amount is disclosed as distribution of net income for the year, and the gross amount is reclassified to shareholders’ equity, as the tax benefits arising from the distribution are included in the net income for the year.

2.2.31	Unearned income

This refers to commitments to supply spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered, the income from which will be amortized when the service or product is delivered to the customer.

This also refers to deferred revenues of defense contracts for which the milestone of the contract has not been completed. Revenue is recognized when the step is completed and the respective costs are recorded.

This account also includes the unearned income on the sale of certain aircraft that, because of contractual obligations, are accounted for as operating leases.

2.2.32	Provisions, contingent assets and liabilities, legal obligations and judicial deposits

Provisions - provisions are recognized based on the judgment of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved can be measured with a reasonable degree of certainty. The amounts provided represent the Company’s best estimate of the anticipated outflow of resources.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Contingent assets - are not recognized except when the Company concludes that the gain is virtually certain or has the right to real guarantees or has received a favorable legal decision which cannot be appealed.

Contingent liabilities classified as possible losses are not recorded in the accounts, but merely disclosed in the financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure is required, unless the Company considers disclosure relevant.

Legal obligations result from tax liabilities which are being challenged as to their legality or constitutionality. The related amounts are fully provided for.

Court-mandated escrow deposits are recorded as other assets.

2.2.33	Employee benefits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. Since 2010, for the companies incorporated in Brazil, the plan has been managed by EMBRAER PREV - Sociedade de Previdência Complementar.

b)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retirees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment services.

The Company also recognizes changes in the funded status of defined benefit post-retirement plans within other comprehensive income in shareholders’ equity, net of tax, to the extent such changes in the plan are recognized in earnings as components of periodic net benefit cost.

The cost of the Company’s post-retirement healthcare plan is determined using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate, and the trend rate of growth of medical costs, this provision is reviewed at each reporting date.

2.2.34	Product warranties

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2.35	Other current and non-current liabilities

These are stated at known or estimated amounts including, when applicable, accrued charges and foreign exchange gains/losses.

2.2.36	Share-based payment

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

2.2.37	Government grants

Under Company policy, benefits received in the form of subsidies are recognized against the expenses for which the resources were used.

Government research and development grants are recognized to the extent that the resources are invested and the contractual milestones are met, as a reduction of research expenses.

Subsidies for acquisition of fixed assets are recognized as a reduction of the acquisition cost to the extent that the contractual milestones are met and are recorded in the statement of income by calculating the depreciation, reducing the related expense.

Subsidies are recorded as “reserve of subsidies for investment”, in shareholders’ equity, pursuant to Brazilian legislation, preventing them from being distributed to shareholders.

2.2.38	Earnings per share

The Company presents its basic earnings per share and diluted earnings per share in its consolidated financial statements. Basic earnings per common share is computed by dividing net income attributable to owners of Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been issued during the respective periods, utilizing the treasury stock method.

2.2.39	Revenue recognition

Revenue comprises the fair value of the remuneration received or to be received for the sale of products and services in the normal course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

a)	Revenue from aircrafts, spare parts and services

Revenue from sales of commercial, executive and other aircraft, spare parts and services are generally recognized at the time of delivery or shipment, when the risks and benefits are transferred to the customer and when all the conditions for recognition are met.

When the sale of aircraft does not meet the contractual obligations at the time of the delivery, related revenue is deferred and accounted for as unearned income until the obligations are met.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b)	Revenue with multiple elements

Revenue from aircraft sales contracts involving the supply of spare parts, training and technical representation. These revenues are recognized when the product or service is provided to the customer.

c)	Revenue from Exchange Pool Program

Revenue from the Exchange Pool Program is recognized during the period of the contract and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft under the program.

d)	Revenue from construction contracts

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

e)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period, and records such revenues as income by segment. Revenue is allocated to its respective segments (Commercial Aviation, Executive Jets and Defense and Security).

2.2.40	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formulas which reflect, in part, inflation in the United States.

b)	Labor - comprises salaries and related charges, primarily in Brazilian real.

c)	Depreciation - property, plant and equipment are depreciated over their useful lives, on a straight-line basis, from 5 to 48 years.

Depreciation of aircraft classified as operating leases is recorded in cost of sales and services, from lease inception using the straight-line method over the estimated asset useful life less a residual value at the end of the lease term.

d)	Amortization - Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

e)	Product warranties - The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience.

f)	Multiple elements arrangements - The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

2.2.41	Operating expenses and other income

Operating expenses are principally made up of sales and marketing, administration, research, share in profit/loss of associates and other operating income (expenses).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

2.2.42	Employee profit sharing plan

The employee profit-sharing program is linked to the Company’s net income and to performance targets. Provisions are recorded monthly for the amounts determined proportionally to the salaries payable. The employee profit sharing plan policy is described in (Note 34).

2.2.43	Financial income and expenses and foreign exchange gains/losses

Financial income and expenses principally comprise earnings on short-term investments, financial charges on loans, interest on contested taxes and contingencies (Note 35), as well as foreign exchange gains/losses (Note 36) on assets and liabilities expressed in currencies other than the functional currency (dollar), on an accrual basis.

Financial income and expenses exclude borrowing costs attributable to acquisitions, buildings or the production of qualifying assets that require a substantial period of time to be ready for use or sale which are capitalized as part of the cost of the asset.

2.2.44	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.45	Segment reporting

Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the chief executive officer.

3	Critical accounting estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments and guarantees on the statement of financial position dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

In order to provide an understanding about how Management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the estimates and assumptions that may cause a risk of material adjustment to the carrying amounts of assets and liabilities are addressed below:

3.1	Sales and other operating revenues

The Company recognizes revenues from sales made by the Commercial Aviation, Executive Jets, and Defense and Security businesses when benefits and risk of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is rendered.

The Company also recognizes rental revenue for leased aircraft, classified as operating leases on a straight-line basis over the lease term and, when presenting information by operating segment, rental revenue is recorded in its respective operating segment.

In the Defense and Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the POC method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

time to time, the Company reassesses the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected costs to completion. Use of the POC method requires the Company to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to come in 10% below Management’s estimates, the amount of revenue recognized in the year of 2012 would increase by US$ 125.9, and if the total costs were to come in by 10% above the estimate, the amount of revenue recognized would decrease by US$ 111.8.

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

The Company enters into transactions that represent multiple-element arrangements, such as training, technical assistance, spare parts and others concessions, which are included in the aircraft purchase price. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting when all of the following criteria are met:

•	the delivered item has value to the client on a stand-alone basis; and

•	there is objective and reliable evidence of the fair value of the undelivered item.

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

3.2	Product warranties

Generally, aircraft sales are accompanied by a standard warranty for systems, accessories, equipment, parts and software manufactured by the Company and/or by the Company’s risk-sharing partners and suppliers. The Company recognizes warranty expenses, as cost of sales and services, at the time of sale based on the estimated warranty costs anticipated to be incurred. These estimates are based on a number of factors, including historical warranty claims and cost experience, the type and duration of the warranty coverage, volume and mix of aircraft sold and in service and warranty coverage available from the related suppliers. Actual product warranty costs may have different patterns from past experience, mainly when a new family of aircraft enters service, which could require the Company to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

3.3	Financial guarantees

The Company may offer financial guarantees related to aircraft sold. The guarantee is granted at fair value at the time of delivery of the aircraft when it is supported by a financing agreement. The guarantee is recorded as a reduction in sales and an increase in deferred revenue. The deferred revenue is amortized to the income statement over the period of the guarantee. The Company evaluates the creditworthiness of the obligor at aircraft delivery and discloses its maximum exposure under the guarantee as a contingent liability in Note 37 - Joint liabilities co-obligation, responsibilities and commitments. The Company monitors the obligor’s credit worthiness periodically. In the event of an official restructuring or default, a provision is recognized when it is more likely than not that payment will be made and the amount can be estimated reliably.

3.4	Residual value guarantees

The Company may offer residual value guarantees related to sold aircraft. At the time of the offering the guarantees are evaluated by the fair value and are reviewed quarterly to reflect eventual loss due to the fair value of these commitments. The future fair value is estimated using aircraft assessments of third parties, including information obtained from the selling or leasing of similar aircraft in the secondary market.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

3.5	Residual interests in aircraft

In structured financing arrangements, an entity purchases an aircraft from the Company, pays the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third-party financial institution facilitates the financing of the aircraft and a portion of the credit risk remains with that third party.

Although it has no equity investee interests, the Company controls the SPE’s operations or takes a majority share of its risks and rewards. When the Company no longer holds control, the assets and liabilities related to the aircraft are deconsolidated from the Company’s statement of financial position.

The Company evaluates control characteristics over a SPE’s principally based on a qualitative assessment. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and the Company’s interests in the entity which either create or absorb variability. The Company evaluates the design of a SPE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In a few cases, when it is unclear from a qualitative standpoint if the Company has control over a SPE, it uses a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

3.6	Impairment

Non-current assets held for use are subject to impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the higher of the discounted future cash flows of the asset or its net realizable value. The Company’s cash-generating units (CGUs) have been defined and are reviewed annually, in accordance with the aircraft families/platforms and other business conducted by the parent Company and other group companies. The corporate assets and those that apply more than one CGU are allocated in proportion to the income attributed to each. The goodwill is allocated to the respective CGU or, if applicable, to a group of CGUs.

In this case the goodwill is assessed for impairment on a corporate basis, i.e., for the consolidated financial statements, taking into account the synergy between the group companies that comprise each CGU. However, any adjustments made are proportional and are registered in all the companies in that CGU. The net carrying value of the underlying assets is adjusted if the net realizable value is less than the carrying value.

A number of assumptions are used to determine the discount to present value, including the forecasts of future cash flows, based on the best estimate of future sales and operating costs, which depend primarily on existing firm orders, expected future orders, contracts with suppliers and general market conditions.

Changes in these forecasts could significantly change the amount of an impairment loss, if any. Even if the discount rate used to discount to present value the estimated future cash flow of all CGUs tested were 10% lower or 10% higher compared to the rate used by management, it would not result in any adjustments for non recovery of assets.

3.7	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods using assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.8	Income taxes

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Because the majority of the Company’s tax basis is in Brazilian real and its functional currency is the dollar, the income tax expense line item is highly sensitive to the effects of changes in exchange rates particularly from changes in non-monetary assets.

Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2012, the deferred income tax expense would have been higher or lower by approximately US$ 106.1.

4	Accounting pronouncements not yet adopted

The following standards and amendments to the existing standards have been issued and are mandatory for accounting periods beginning January 1, 2013, 2014 and 2015. These standards and amendments have not been early adopted by the Company.

•

IAS 19 - “Employee benefits” amended in June 2011. The main changes to the standard relate to defined benefit plans and are: (i) elimination of the corridor approach for actuarial gains or losses and require immediate recognition in other comprehensive income, (ii) immediate recognition of past services in the income statement and (iii) substitution of expected participation cost and return over the plan assets for a net participation amount, calculated by applying the net defined benefit discount rate to the asset (liability). The Company does not expect this change to impact the consolidated financial statements. This standard is effective as of January 1, 2013.

•

IFRS 9 - “Financial instruments” considers the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the financial assets to be measured: at fair value or amortized cost. The designation is made at the time of initial recognition. The classification depends on both the entity’s business model and the cash flow characteristics of the financial instrument. Regarding financial liabilities, the standard does not change most of the established demands in IAS 39. The main change is that in case the company opts to adopt the fair value model for financial liabilities, the portion of change in fair value due to credit risk should be posted in other comprehensive results, instead being posted in the income statement, except when there is an accounting mismatch. Adoption of the first phase of IFRS 9 will affect the classification and measurement of the Company’s financial assets, but will not impact the classification and measurement of financial liabilities. The Company will quantify the effect together with the other phases, on publication of the final standard, encompassing all phases. The standard will be effective from January 1, 2015.

•

IFRS 10 - “Consolidated financial statements” introduces a single consolidation model for all the entities based on control, irrespective of the nature of the investee. Control is the main indicator of whether or not an entity should be consolidated in the consolidated financial statements of an economic group. The standard provides additional instructions to determine control. There will be no significant impact on the investments currently held by the Company. This standard is effective as of January 1, 2013.

•

IFRS 11 - “Joint arrangements” The standard provides more realistic considerations regarding joint arrangements, focusing on contractual rights and obligations rather than on the contractual legal formats. Two types of joint arrangements are foreseen: (i) joint operations, a situation in which an operator has rights over the assets and contractual obligations and, as a consequence, it recognizes its share in the assets and liabilities, revenues and expenses and (ii) joint venture, a situation in which an operator has rights over the contractual net assets and recognizes the investment using the equity method. The standard will be effective as of January 1, 2013 from which time the Company will no longer consolidate proportionally the jointly controlled entities EZ Air Interior Limited and Atech Negócios em Tecnologias S.A.. This change will not significantly affect the Company’s net income, but will affect the income statement classifications against equity in earnings of associates, although the amounts involved are not material.

•

IFRS 12 - “Disclosure of interest in other entities”, addresses the disclosure demands for all types of interests held in other entities, including joint arrangements, associates, interests with a specific intent and other interests not registered in the accounts. A series of new disclosures are also required, but there will be no impact on the Company’s financial position or performance. This standard is effective as of January 1, 2013.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•

IFRS 13 - “Fair value measurement”, issued in May 2011. The objective of IFRS 13 is to improve the consistency and reduce the complexity of fair value measurements, by providing a single, more accurate source of fair value measurement and the disclosure requirements for use in IFRS. However, IFRS 13 does not change the requirements in relation to which items should be measured or disclosed at fair value and the Company therefore does not anticipate changes in the financial statements as a result of application of the standard. This standard is effective as of January 1, 2013.

•

IAS 1 - “Presentation of financial statements” issued in June 2011. The amendments to IAS 1 change the groupings of items presented. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net income generated by hedge of net investments, exchange differences on translation of foreign operations, net changes in cash flow hedges, or gains on the sale of assets classified as available-for-sale) would be presented separately from items which will never be reclassified (for example, actuarial gains or losses on defined benefit plans). The amendments only affect presentation and there are no impacts on the Company’s financial position or performance. These amendments come into effect for annual periods beginning on or after July 1, 2012 and will be applied in the Company’s consolidated financial statements for 2013.

•

IAS 28 - “Investments in associates and joint ventures”, amended in 2011. As a consequence of the recent IFRS 11 and IFRS 12, IAS 28 became IAS 28 Investments in associates and joint ventures, and outlines how to apply the equity method to investments in joint ventures, as well as investments in associates. This amendment is effective for annual periods beginning on or after January 1, 2013 and the Company does not expect it to impact the consolidated financial statements.

•

IAS 32 - “Financial instruments: presentation”. The amendments clarify the meaning of “currently has a legally enforceable right to set-off” and also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments, effective for annual periods beginning on or after January 1, 2014, are not expected to impact the Company’s financial position, performance or disclosures.

•

IFRS 7 - “Financial instruments: disclosures”. The amendments require entities to disclose information about rights of set-off and related arrangements (such as collateral agreements). The disclosures provide users of financial statements with information to assist evaluation of the effects of set-off arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial instruments: Presentation. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set-off in accordance with IAS 32. The amendment is effective for annual periods beginning on or after January 1, 2013 and will only affect the Company’s disclosures.

5	Cash and Cash Equivalents

	12.31.2012	12.31.2011
Cash and banks	245.0	134.8

	245.0	134.8

Cash equivalents
Repurchase agreements (i)	67.5	68.5
Private securities (ii)	498.5	320.1
Fixed deposits (iii)	843.8	752.9
Investment funds (iv)	146.4	73.9

	1,556.2	1,215.4

	1,801.2	1,350.2

(i)	Repurchase agreements related to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.
(ii)	Investment in Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(iii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.
(iv)	Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the U.S. Securities and Exchange Commission - or SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

The weighted average interest rates as at December 31, 2012, for cash equivalents in reais and in dollars were 8.55% p.a. and 1.22% p.a. (11.84% p.a. and 1.37% p.a. as of December 31, 2011), respectively.

6	Financial Investments

	12.31.2012				12.31.2011
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for Sale	Total
Financial instruments
Public securities	298.8	—	—	298.8	457.9	—	—	457.9
Private securities	79.4	—	22.3	101.7	52.2	—	—	52.2
Money market funds	30.0	—	—	30.0	30.0	—	—	30.0
Investment funds	143.7	—	—	143.7	207.6	—	—	207.6
Public securities(i)	—	7.4	—	7.4	—	13.4	—	13.4
Other	0.3	40.0	7.6	47.9	0.4	38.5	8.3	47.2

	552.2	47.4	29.9	629.5	748.1	51.9	8.3	808.3

Current Assets	552.2	3.7	22.3	578.2	748.1	5.5	—	753.6
Non-current assets	—	43.7	7.6	51.3	—	46.4	8.3	54.7

(i)	Securities classified as held to maturity are notes receivable composed of Brazilian government securities (NTNs - Notas do Tesouro Nacional), denominated in US dollars and acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (Proex), between the 11th and 15th year after the sale of the respective aircraft, recognized at present value, since the Company intends and has the ability to hold them in its portfolio until maturity.

At December 31, 2012 and 2011, the financial investments comprised shares held in treasury and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil were mainly comprised of highly liquid federal government securities and securities issued by Brazilian financial institutions, measured at their realizable values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly fee. The investments are marked to market daily and changes in fair value are reflected on the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

At December 31, 2012 and 2011, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their realizable values. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

These investment funds have no significant financial obligations. The financial obligations are restricted to the asset management and custody fees, audit fees and similar expenses, which are already accounted for based on the value of each asset in the portfolio. No Company assets were used as collateral for these obligations and the fund creditors have no right of recourse against the general credit of the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

7	Trade accounts receivable, net

	12.31.2012	12.31.2011
Foreign customers	408.8	328.0
Brazilian Air Force (i)	149.2	199.2
Domestic customers	33.0	19.1

	591.0	546.3

Allowance for doubtful accounts	(51.9)	(40.3)

	539.1	506.0

Current portion	529.2	505.8
Non - current portion	9.9	0.2

(i)	Brazilian Air Force is considered a related party to the Company (Note 15).

Unbilled accounts receivables recognized under the POC method for Defense and Security segment totaled US$ 206.4 at December 31, 2012 and revenues recorded in 2012 were US$ 457.4.

At December, 31 2012, the accounts receivable of US$ 455.7 (US$ 402.4 at December 31, 2011) were current and not past due.

At December 31, 2012, the accounts receivable of US$ 83.4 (US$ 103.6 at December 31, 2011) were overdue, but not impaired. These accounts relate to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable is presented below:

	12.31.2012	12.31.2011
Up to 90 days	57.4	45.0
From 91 to 180 days	16.8	22.8
More than 180 days	9.2	35.8

	83.4	103.6

The net amount of accounts receivable denominated in the following currencies is:

	12.31.2012	12.31.2011
Reais	31.8	55.0
U.S. dollars	505.8	402.8
Euros	1.5	48.1
Other	—	0.1

	539.1	506.0

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2012	12.31.2011	12.31.2010

Beginning balance	(40.3)	(36.9)	(38.0)
Foreign exchange variation	(0.2)	1.0	1.5
Additions	(15.1)	(5.7)	(14.4)
Reversal	1.4	0.9	1.3
Disposals	2.3	0.4	12.7

Ending balance	(51.9)	(40.3)	(36.9)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

8	Derivative Financial Instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2012, the Company had derivative financial instruments such as interest swaps, interest swaps designated as fair value hedges, cash flow hedges and options.

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the financial statements at the current market rates.

Cash flow hedge operations are contracted to protect highly probable salary and healthcare expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2013 and ending in December 2013. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of Put and selling of Call contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by the pricing model observable market (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of dollar is between the values of exercise of Put and Call, the fair value reflects the extrinsic value of the option, ie, the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement on an accrual basis.

The option exchange operations are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using observable market pricing models.

As of December 21, 2012, the Company did not have any derivative contracts subject to margin calls.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The table below provides the breakdown of derivative financial instruments breakdown:

					Book value and market
Purpose	Risk	Classification	Counterparty	Settlement date	12.31.2012	12.31.2011

Measured at fair Recourse and non-recourse debt (i)	Interest rate	Measured at fair value through profit or loss	Natixis	2022	30.7	28.4

Export financing (ii)	Interest rate	Fair value	Bradesco	2013	0.9	1.1
			Goldman Sachs	2013	0.9	1.1

Stock options (iv)	Object price	Measured at fair value through profit or loss	Republic Airways Holdings Inc	2015	3.4	—

Acquisition of property, plant and equipment (v)	Interest rate	Measured at fair value through profit or loss	Compass Bank	2024	(0.7)	(0.7)

Brazilian Real expenses (vi)	Exchange rate	Cash flow	ItauBBA	2013	(0.1)	—

Other assets	Coupon fixed US dollar	Measured at fair value through profit or loss	JP Morgan	2012	—	(0.2)

					35.1	29.7

(i)	Derivative financial instruments (swap), not qualifying for as hedge accounting and contracted by the Company and have effectively converted the amount of R$ 305.9 millions (US$ 149.6) for recourse and non-recourse debt, from a fixed interest rate of 6.21% p.a., into a floating rate equivalent to LIBOR + 1.21% p.a.
(ii)	Derivative financial instruments (swaps) designated by the Company as fair value hedge accounting, designed to convert an export debt in reais, with financed amount of R$ 200.0 millions (US$ 97.9), from a fixed interest rate of 9.00% p.a. into a floating rate equivalent to 75.08% p.a. of the CDI.
(iii)	Derivative financial instruments in foreign exchange mode option, not qualifying for hedge accounting, which converted receivables in dollar to Euro relating to export sales of R$ 5.1 millions, equivalent to US$ 2.5 maturing on December 31, 2012 and paid in January, 2013.
(iv)	Derivative financial instruments related to in convertible option into shares (embedded derivative), received as part of a negotiation regarding the restructuring of a subsidiary of Republic Airways Holdings Inc.
(v)	Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 11.4 millions (US$ 5.6) which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. at fixed interest rate of 5.23% p.a.
(vi)	Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 722.0 millions equivalent to US$ 380.0 used to buy a Put with average exercise price of $ 1.90 and to sell a Call with an average price of R$ 2.6947. On December 31, 2012, there was also an instrument contracted position in the net amount of R$ 6.1 millions, equivalent to US$ 3.5, which was used for the purchase of the Put with average exercise price of R$ 1.75 and sales of Call with an average price of R$ 2.55, paid on January 02, 2013 without generating financial results.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

As of December 31, 2012, the fair values of the derivative financial instruments were presented in the statement of financial position as follows:

	12.31.2012	12.31.2011

Assets
Current	11.2	8.2
Non-current	24.8	22.7

Liabilities
Current	(0.9)	(1.0)
Non-current	—	(0.2)

Total	35.1	29.7

9	Customer and commercial financing

Customer and commercial financing refer to the partial financing of certain sales of new aircraft by the Company, at average interest rates at December 31, 2012 of 4.90% p.a. (December 31, 2011 – 5.16% p.a.), secured by the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2012	12.31.2011

Current portion	22.7	12.0
Non - current portion	86.9	90.2

	109.6	102.2

At December 31, 2012 and 2011, the total value of customer and commercial financing were current and not past due.

At December 31, 2012, the long-term maturities of the financing of accounts receivable were as follows:

Year
2014	14.4
2015	16.5
2016	21.3
2017	6.9
Thereafter 2017	27.8

86.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

10	Collateralized accounts receivable and recourse and non-recourse debt

10.1	Collateralized accounts receivable

	12.31.2012	12.31.2011

Minimum lease payments receivable	276.3	366.9
Estimated residual value of leased assets	303.2	303.2
Unearned income	(153.5)	(182.5)

Investment in sales-type lease	426.0	487.6

Current portion	13.0	14.9
Non - current portion	413.0	472.7

At December 31, 2012, the maturities of the amounts classified as non-current assets are as follows:

Year
2014	9.2
2015	8.1
2016	8.7
2017	18.8
Thereafter 2017	368.2

413.0

10.2	Recourse and non-recourse debt

	12.31.2012	12.31.2011
Recourse Debt	361.6	437.2
Non Recourse Debt	38.6	25.4

	400.2	462.6

Current portion	11.9	312.8
Non - current portion	388.3	149.8

At December 31, 2012, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2014	309.4
2015	8.1
2016	8.7
2017	18.7
Thereafter 2017	43.4

388.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

11	Guarantee Deposits

	12.31.2012	12.31.2011

Financing arrangements and residual value guarantees (i)	275.9	268.4
Sales financing structure guarantees (ii)	303.6	200.6
Others guarantees	2.0	2.4

	581.5	471.4

Non-current portion	581.5	471.4

(i)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt, unrelated party is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to the Company at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

In 2004, seeking to ensure profitability compatible with the term of the guarantee, the Company allocated the total amount at that time of US$ 123.4 from the deposits in escrow account to 14-year structured notes. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by the Company. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. In the event of default, the maturity dates of these notes will be accelerated and the notes would be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold

(ii)	Financial investments denominated in US dollars and held by third-party financial institutions as a pledge under a specific sale financing structure. These investments earn interest at the annual LIBOR rate.

12	Inventories

	12.31.2012	12.31.2011
Work-in-process	778.7	792.6
Raw materials	684.4	708.6
Spare parts	340.5	359.3
Finished goods (i)	258.6	257.6
Inventory in transit	156.1	167.7
Advances to suppliers	44.3	56.1
Aircraft available for sales (ii)	46.8	125.2
Consumption materials	28.9	24.3
Provision for adjustment to market value (iii)	(33.7)	(63.7)
Provision for obsolescence (iv)	(149.3)	(140.1)

	2,155.3	2,287.6

Current portion	2,155.3	2,283.4
Non-current portion	—	4.2

(i)	The following aircraft were held in inventory at:

•	December, 31, 2012: 2 EMBRAER 175, 3 Legacy 650, 1 Legacy 600, 8 Phenom 100, 6 Phenom 300, 2 Lineage and 3 Ipanema; and

•	December, 31, 2011: 1 EMBRAER 175, 2 EMBRAER 190, 1 Legacy 600, 3 Legacy 650, 4 Phenom 100, 3 Phenom 300, 2 Lineage and 4 Ipanema.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Through to March 01, 2013, the Company delivered 2 EMBRAER 190, 2 EMBRAER 195, 1 Legacy 650, 1 Phenom 300 and 1 Ipanema which was part of inventory at December 31, 2012.

(ii)	The used aircraft available for sale were as follows:

•	December, 31, 2012: 1 ERJ 145, 1 EMBRAER 190 1 Legacy 600; and

•	December, 31, 2011: 1 EMB 120, 2 ERJ 145, 2 Legacy 600, 2 EMBRAER 170, 1 EMBRAER 175, 3 EMBRAER 190 and 1 Phenom 300.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft. Changes in market value were as follows:

	12.31.2012	12.31.2011	12.31.2010
Beginning balance	(63.7)	(83.2)	(34.2)
Additions	(1.2)	(6.1)	(49.0)
Disposals	31.2	22.2	—
Reversals	—	3.4	—

Ending balance	(33.7)	(63.7)	(83.2)

Current portion	(33.7)	(63.7)	(83.2)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes to the provision for obsolescence were as follows:

	12.31.2012	12.31.2011	12.31.2010
Beginning balance	(140.1)	(152.9)	(159.4)
Additions	(39.4)	(12.7)	(16.0)
Disposals	26.3	22.3	20.2
Reversals	4.2	3.0	1.4
Foreign exchange loss	(0.3)	0.2	0.9

Ending balance	(149.3)	(140.1)	(152.9)

Current portion	(149.3)	(140.1)	(152.9)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

13	Other Assets

	12.31.2012	12.31.2011

Court-mandated escrow deposits (i)	179.2	174.5
Taxes recoverable (ii)	144.2	171.2
Claims (iii)	66.7	—
Credit with suppliers (iv)	31.7	39.0
Prepaid expenses	25.6	34.0
Advances to employees	14.1	14.2
Indemnity assets (v)	13.0	15.4
Advances of commissions	—	6.2
Prepaid Insurance	3.3	2.8
Advances for services rendered	4.2	4.1
Restricted cash	—	1.8
Collateral pledge	1.0	0.8
Compulsory loan	0.9	0.8
Other	18.0	21.9

	501.9	486.7

Current portion	255.1	241.3
Non-current portion	246.8	245.4

(i)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially income tax and social contribution assessed on export revenues. There is a corresponding accrual in the Company’s liabilities.
(ii)	Taxes recoverable:

	12.31.2012	12.31.2011
ICMS (State Value-added Tax) and IPI (Excise Tax)	58.9	59.4
Income tax and contribution for social security on net income withheld	40.7	72.1
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	35.2	34.0
Others	9.4	5.7

	144.2	171.2

Current portion	95.6	124.5
Non-current portion	48.6	46.7

(iii)	Claims received as a result of the court approval of the bankruptcy administration of American Airlines (Note 25).
(iv)	Refers to rework carried out on products supplied by third parties, which will be reimbursed in accordance with contractual agreements.
(v)	Assets recorded in a business combination, when the Company has negotiated the right of offset from the sellers, for possible future liabilities.

14	Business Combination and acquisition of non controlling interest

14.1	Business combination

On August 4, 2011, through its wholly-owned subsidiary Embraer Aircraft Holding Inc. (EAH), the Company acquired 36.7% of the capital of Aero Seating Technologies (AST) for US$ 3.0, which was treated as an investment in an associate in the financial statements as of December 31, 2011. On October 1, 2012, EAH acquired a further 48.8% of the capital of AST for US$ 4.0, and now holds a controlling stake, with an 85.5% interest in its capital.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

Since the acquisition was made in stages, the total amounts for the acquisition of 85.5% of AST’s capital as of October 1, 2012 are shown below, as if the whole amount had been paid on that date.

Aero Seating Technologies	Assets and liabilities, net as of 10.01.12

Working capital, net	1.3
Intangible assets	7.1
Property, plant and equipment	0.2
Loans	(1.5)
Fair value of assets and liabilities, net	7.1

Noncontrolling interest (14.5%)	(0.9)
Amount paid for 85.5% of the interest	(7.1)

Goodwill	(0.9)

The measurement process, completed on December 31, 2012, identified intangible assets totaling US$ 7.1, mainly related to the capacity to certify materials, parts and applications used in aircraft seats, based on an external report.

The goodwill on this acquisition reflects AST’s ability to develop, certify and manufacture high-quality seats for executive aircraft in line with the Company’s business expectations.

The fair value of the 36.7% interest in AST on the purchase date was US$ 3.0 and remeasurement of the participation resulted in a gain of US$ 0.6.

The net income and the net loss recorded by AST in 2012 totaled US$ 2.9 and US$ (1.4) respectively. US$ 0.9 of the net income and US$ (0.7) of the net loss were generated between the date control was obtained and the end of the year.

14.2	Acquisition of non controlling interest

In March 13, 2012 the Company has acquired the total non controlling interest in subsidiary Airholding SGPS S.A., which was 30%, in the total amount of US$ 17.4. Now, Airholding SGPS S.A. is a wholly-owned subsidiary of the Company.

15	Related party transactions

15.1	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

•

liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•

amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2012
	Current		Non - current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	644.6	—	303.6	303.6	37.0	—
Banco Nacional de Desenvolvimento Econômico e	—	255.1	—	184.1	(27.6)	—
Social - BNDES
Brazilian Air Force	149.2	171.9	—	—	—	145.4
Embraer Prev - Sociedade de Previdência	—	—	—	—	—	(27.6)
Complementar
Empresa Portuguesa de Defesa - EMPORDEF	—	—	—	6.5	—	—
Financiadora de Estudo e Projetos - FINEP	—	17.9	—	46.7	(1.9)	—

	793.8	444.9	303.6	540.9	7.5	117.8

	12.31.2011
	Current		Non - current		Financial
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	671.8	301.1	200.6	—	16.8	—
Banco Nacional de Desenvolvimento Econômico e
Social - BNDES	0.1	167.2	—	368.1	(23.1)	—
Brazilian Air Force	199.2	208.6	—	—	—	213.0
Embraer Prev - Sociedade de Previdência						(29.4)
Complementar
Aero Seating Technologies LLC (AST)	—	—	—	1.5	—	—
Empresa Portuguesa de Defesa - EMPORDEF	—	—	—	6.4	—	—
Financiadora de Estudo e Projetos - FINEP	—	24.1	—	132.2	(1.0)	—

	871.1	701.0	200.6	508.2	(7.3)	183.6

	12.31.2010
	Financial Results	Results
Banco do Brasil S.A.	11.1	—
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	(19.8)	—
Brazilian Air Force	—	205.1
Embraer Prev - Sociedade de Previdência Complementar		(24.0)

Financiadora de Estudo e Projetos - FINEP	(0.5)	—

	(9.2)	181.1

15.2	Brazilian federal government

The Brazilian federal government, through its direct and indirect interests and by holding a “golden share” (note 29), is a significant shareholder. At December 31, 2012, in addition to its “golden share”, the Brazilian federal government held an indirect 5.37% stake in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or BNDES), which, in turn, is controlled by the Brazilian federal government. As a result, transactions between Embraer and the Brazilian federal government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force);

•	a source of research and development financing through technology development institutions such as FINEP and the BNDES;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

15.3	Remuneration of key management personnel

	12.31.2012	12.31.2011	12.31.2010
Short-term benefits (i)	16.9	16.6	16.3
Stock option program	3.9	4.6	1.9
Labor contract termination	—	0.4	—

Total remuneration	20.8	21.6	18.2

(i)	Include salaries and social security contributions, profit sharing, bonus and severance pay.

Key Management includes members of the Board of Directors and Executive Directors.

In 2012 and 2011, no post-retirement or long-term benefits were paid.

16	Property, Plant and Equipment, net

In December 2012, the Company reviewed its estimate of the residual value and useful lives of property, plant and equipment and concluded there was no change, when compared to the lives used in 2011. The useful lives of property, plant and equipment as of December 31, 2012 were as follows:

Class of assets	Average useful life (years)

Buildings and improvements	29
Installations	20.5
Machinery and equipment	11
Furniture and fixtures	7.5
Vehicles	9.5
Aircraft	12.5
Computers and peripherals	5
Tooling	10
Other assets	5
Exchange pool program assets	8.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2012
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets (ii)	Construction in progress (iii)	Total
Cost
At December 31, 2011	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9
Additions	—	4.4	0.2	39.5	2.2	0.7	140.4	19.6	15.8	62.4	63.9	63.1	412.2
Additions - business combination	—	—	—	0.1	—	—	—	0.1	—	—	—	—	0.2
Disposals	—	(1.1)	(0.2)	(11.2)	(1.7)	(0.2)	—	(2.6)	—	(0.4)	(3.5)	(0.1)	(21.0)
Impairment	—	—	—	—	—	—	(9.3)	—	—	—	—	—	(9.3)
Reclassifications*	—	15.5	2.5	3.1	5.6	1.0	(20.0)	(10.2)	6.1	(2.5)	43.4	(21.1)	23.4
Translation adjustments	—	(4.2)	(0.1)	0.5	0.5	0.1	(0.2)	0.5	0.1	—	5.2	1.4	3.8

At December 31, 2012	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.7	2,872.2

Accumulated depreciation
At December 31, 2011	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)
Depreciation	—	(10.8)	(2.5)	(23.5)	(2.9)	(0.8)	(35.8)	(5.1)	(20.0)	(0.1)	(38.4)	—	(139.9)
Disposals	—	0.7	0.2	10.4	1.6	0.1	—	2.6	—	—	1.6	—	17.2
Reclassifications*	—	0.2	(0.1)	(4.8)	—	—	(1.5)	—	4.7	—	—	—	(1.5)
Translation adjustments	—	(0.4)	0.1	9.2	(0.1)	(0.1)	3.1	(0.3)	(8.6)	—	0.1	—	3.0

At December 31, 2012	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)

Net
At December 31, 2011	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4
At December 31, 2012	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.7	1,738.5

	12.31.2012
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets (ii)	Construction in progress (iii)	Total
Cost
At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7
Additions	—	0.1	0.2	21.1	4.4	0.7	66.7	18.0	10.3	10.3	105.4	97.1	334.3
Additions - business combination	—	—	—	23.3	0.2	—	3.3	1.3	—	0.1	—	0.4	28.6
Disposals	—	—	—	(4.2)	(1.0)	(0.3)	—	(1.9)	—	—	—	—	(7.4)
Impairment	—	—	—	—	—	—	(2.6)	—	—	—	—	—	(2.6)
Reclassifications*	—	34.4	0.6	3.9	0.7	0.4	(62.0)	(11.6)	21.0	(5.7)	77.1	(43.7)	15.1
Translation adjustments	—	(0.5)	(0.3)	(2.7)	(1.4)	—	(0.5)	(0.1)	—	(0.1)	(10.8)	(0.4)	(16.8)

At December 31, 2011	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9

Accumulated depreciation
At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)
Depreciation	—	(9.9)	(2.4)	(17.3)	(1.8)	(0.6)	(36.4)	(4.3)	(16.6)	(0.1)	(19.9)	—	(109.3)
Depreciation - business combination	—	—	—	(14.4)	—	—	—	(0.7)	—	—	—	—	(15.1)
Disposals	—	—	—	4.0	0.6	0.3	0.5	1.5	—	—	—	—	6.9
Reclassifications*	—	—	—	—	—	—	5.9	—	—	—	—	—	5.9
Translation adjustments	—	(0.1)	—	5.1	0.2	0.1	(0.1)	0.1	—	—	4.5	—	9.8

At December 31, 2011	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)

Net
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0
At December 31, 2011	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2012
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets (ii)	Construction in progress (iii)	Total
Cost
At December 31, 2009	11.1	389.8	122.3	459.2	43.9	13.2	375.8	108.8	264.2	2.5	132.5	16.0	1,939.3
Additions	—	1.7	—	22.8	1.5	0.1	29.0	12.3	10.1	0.4	47.1	24.6	149.6
Disposals	—	—	—	(31.0)	(1.0)	(0.3)	(17.5)	(0.6)	—	(2.3)	—	—	(52.7)
Impairment	—	—	—	—	—	—	(13.3)	—	—	—	—	—	(13.3)
Reclassifications*	—	3.4	2.6	(5.0)	0.9	0.5	98.3	(4.8)	—	3.0	—	(0.6)	98.3
Translation adjustments	—	(0.5)	—	(7.3)	(0.4)	(0.3)	—	(0.6)	—	(0.4)	—	—	(9.5)

At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7

Accumulated depreciation
At December 31, 2009	—	(108.6)	(80.4)	(281.4)	(25.6)	(10.2)	(76.3)	(93.4)	(108.8)	(1.1)	(52.2)	—	(838.0)
Depreciation	—	(9.2)	(2.2)	(13.5)	(2.2)	(0.5)	(25.3)	(6.9)	(20.6)	—	(22.6)	—	(103.0)
Disposals	—	—	—	9.6	0.8	0.3	9.7	0.6	—	—	—	—	21.0
Reclassifications*	—	—	—	—	—	—	0.9	—	—	—	—	—	0.9
Translation adjustments	—	0.2	—	6.8	0.3	0.1	—	1.0	—	—	—	—	8.4

At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)

Net
At December 31, 2009	11.1	281.2	41.9	177.8	18.3	3.0	299.5	15.4	155.4	1.4	80.3	16.0	1,101.3
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0

*	Non-cash transactions. In the column “Aircraft” this amount relates to aircraft owned by Embraer’s subsidiary ECC Leasing. The balances relating to the aircraft were transferred between property plant and equipment and inventory.
(i)	The aircraft are used for testing, shuttle and operational leasing and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December 31, 2012: 1 EMB 120, 45 ERJ 135, 16 ERJ 145, 8 EMBRAER 170, 1 EMBRAER 175, 2 EMBRAER 190, 1 Phenom 100, 1 Phenom 300, 4 Legacy 600, 2 690B, and 1EMB-810C; and

•	December 31, 2011: 1 EMB 120, 24 ERJ 145, 7 EMBRAER 170, 2 EMBRAER 175, 2 EMBRAER 190, 1 Phenom 100, 2 Phenom 300.

(ii)	Reclassification of components from spare parts pool (Note 2.2.21 -k) of inventories to property, plant and equipment of Parent Company.
(iii)	Refers mainly to construction projects to expand the manufacturing plants and aircraft maintenance centers.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

For the year ended December 31, 2012, depreciation expense of US$ 106.1 (US$ 77.4 and US$ 77.3 in 2011 and 2010, respectively) were charged to cost of sales, US$ 24.1 (US$ 21.4 and US$ 9.2 in 2011 and 2010, respectively) to selling expenses and US$ 9.7 (US$ 10.6 and US$ 7.2 in 2011 and 2010, respectively) to administrative expenses.

There was no interest qualified to be capitalized for the year ended December 31. 2012.

At December 31, 2012, US$ 245.9 of property, plant and equipment were given as collateral to loans and financing guarantees and labor contingencies.

17	Intangible assets

Internally developed intangible assets relate to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	12.31.2012
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Total
Intangible cost
At December 31, 2011	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4
Additions	23.7	186.6	—	9.8	—	32.3	—	252.4
Additions - business combination		—		7.1			0.9	8.0
Contributions from suppliers	(1.0)	—	—	—	—	—	—	(1.0)
Translation adjustments	—	—	(1.7)	—		—		(1.7)

At December 31, 2012	996.8	845.8	24.3	23.1	14.7	176.0	39.4	2,120.1

Accumulated amortization
At December 31, 2011	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)
Amortization	(66.6)	(61.0)	(0.1)	(0.2)	(0.9)	(10.1)	—	(138.9)
Amortization of contribution from suppliers	24.0	7.8	—	—	—	—	—	31.8

At December 31, 2012	(785.1)	(235.4)	(23.6)	(1.1)	(2.4)	(113.6)	—	(1,161.2)

Intangible, net
At December 31, 2011	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3
At December 31, 2012	211.7	610.4	0.7	22.0	12.3	62.4	39.4	958.9

	12.31.2011
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Total
Intangible cost
At December 31, 2010	959.8	553.1	25.1	3.5	—	130.6	—	1,672.1
Additions	15.3	190.9	0.9	(2.3)	—	12.6	—	217.4
Contributions from suppliers	(1.0)	(84.8)	—	—	—	—	—	(85.8)
Additions - business combination	—	—	—	5.0	23.0	0.5	38.5	67.0
Translation adjustments	—	—	—	—	(8.3)	—	—	(8.3)

At December 31, 2011	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4

Accumulated amortization
At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	—	(95.4)	—	(955.8)
Disposals	0.1	0.6	—	—	—	—	—	0.7
Amortization	(71.9)	(47.9)	(0.2)	(0.1)	(1.7)	(7.7)	—	(129.5)
Amortization of contribution from suppliers	23.4	6.4	—	—	—	—	—	29.8
Translation adjustments	—	—	—	0.9	0.2	(0.4)	—	0.7

At December 31, 2011	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)

Intangible, net
At December 31, 2010	265.7	411.8	1.8	1.8	—	35.2	—	716.3
At December 31, 2011	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2010
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Other	Software	Total
Intangible cost
At December 31, 2009	945.4	505.2	24.6	4.6	122.3	1,602.1
Additions	16.8	144.9	0.5	—	16.5	178.7
Contributions from suppliers	(2.4)	(97.0)	—	—	—	(99.4)
Disposals	—	—	—	(1.1)	(8.2)	(9.3)

At December 31, 2010	959.8	553.1	25.1	3.5	130.6	1,672.1

Acumulated amortization
At December 31, 2009	(662.1)	(97.5)	(20.2)	(1.9)	(94.9)	(876.6)
Disposals	—	—	—	0.3	6.8	7.1
Amortization	(52.1)	(53.6)	(3.1)	(0.1)	(7.3)	(116.2)
Amortization of contribution from suppliers	20.1	9.8	—	—	—	29.9

At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	(95.4)	(955.8)

Intangible, net
At December 31, 2009	283.3	407.7	4.4	2.7	27.4	725.5
At December 31, 2010	265.7	411.8	1.8	1.8	35.2	716.3

At December 31, 2012, the Company capitalized interest of US$ 8.4 in intangible assets.

18	Impairment test

At December 31, 2012 and 2011, the Company performed an evaluation of all of its cash-generating units (“CGUs”). No indication of impairment was identified.

The recoverable amount of a CGU is based on calculations of the value in use. These calculations use cash flow projections of income before income tax and social contribution, based on financial budgets approved by Management for the period corresponding to the estimated useful life cycle of each CGU in accordance with the characteristics of the Company’s business in which the investments in fixed and intangible assets are high and the returns are medium to long-term and redirection of assets to new businesses is very common.

In the last quarter of 2011, the Company concluded the business combination of two subsidiaries: Orbisat Industria S.A. and Atech Negócios em Tecnologias S.A,(Note 14 of December 31, 2011 financial statements) which resulted in amounts of goodwill based on future economic benefits. On December 31, 2011 the goodwill of these operations was the market value, without any indication of impairment.

In 2012, these goodwill amounts were tested for impairment together with other property, plant and equipment and intangible amounts, considering a group of several CGUs, as the assets were related to more than one CGU. No impairment adjustment was necessary.

Key assumptions used for value in use calculations:

Gross margin - Management has designed its cash inflows and outflows based on past performance and considering their expectations for market development. These projections also consider the efficiencies for the planned production cycle.

Growth rates - growth rates were reflected in the budgeted revenue stream for the Company, consistent with the forecasts included in industry reports.

Discount rates - the discount rate was 9.5% p.a., based on the expected return of investors on December 31, 2012.

No impairment losses for intangible assets or property, plant and equipment were recognized in 2012, or 2011.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

19	Trade accounts payable

	12.31.2012	12.31.2011
Foreign suppliers	384.6	490.0
Risk partners (i)	266.4	258.9
Domestic suppliers	107.9	81.0

	758.9	829.9

Current portion	758.9	829.9

(i)	The Company’s risk-sharing suppliers /partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior parts, and fuselage parts, among others. Certain contracts between the Company and these risk-sharing suppliers /partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery.

Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners.

20	Loans and financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	12.31.2012	12.31.2011
Other currencies:

Working Capital	US$	5.15% a 6.38%	5.15% a 6.74%	2022	1,390.6	933.8

	Euro	1.29% a 3.42%	1.29% a 3.42%	2018	69.3	29.6

Project development	US$	6.87%	6.87%	2015	0.8	1.1

Advances on foreign exchange contracts	US$	6.18%	6.18%	2013	30.7	—
Property, plant and equipment	US$	2.62% Libor 1M + 2.44%	2.62% Libor 1M + 2.44%	2035	68.4	70.8

Capital lease	Euro	Euribor 3M 1.98% a 2.50%	Euribor 3M 1.98% a 2.50%	2014	0.4	—

	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2014	0.7	1.8

					1,560.9	1,037.1

In local currency:

Export Financing	R$	4.50% a 9.00%	4.50% a 9.00%	2013	224.1	405.1

Project development	R$	TJLP + 1.92% a 5.00%	TJLP + 1.92% a 5.00%	2018	280.8	214.8

Capital lease	R$	CDI + 0.50% a 1.20%	CDI + 0.50% a 1.20%	2015	0.7	1.1

					505.6	621.0

					2,066.5	1,658.1

Less - current portion					336.3	251.8
Non - current portion					1,730.2	1,406.3

In October 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the “SEC”. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations made by Embraer Overseas Limited are presented in the statement of financial position of the Company as transactions with third parties.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

On March 8, 2012, Embraer S.A. signed a contract for a R$ 1 billion non-reimbursable revolving credit line with four prime Brazilian financial institutions, equivalent to US$ 492.0, maturing on March 8, 2015. Each institution provided R$ 250.0 millions under identical conditions, allowing the Company to disburse the full amount or smaller amounts, between March 9, 2012 and February 7, 2015. The annual cost of the credit line, when realized, will be the CDI + 1.30% a year. The maintenance costs will be included in the Company’s financial results under financial expense.

The Company has the following credit line facilities:

	12.31.2012	12.31.2011
Floating:
- Expiring within one year	—	1,000.0
- Expiring more than one year	489.4	—

	489.4	1,000.0

On March 31, 2011, the Company signed financing agreements with BNDES and FINEP, both in reais, for development projects. The agreements will mature in April 2018. Disbursements of US$ 170.5 were made between August and December 2011.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% a year.

At December 31, 2012, the long-term financing agreements will mature by year as follows:

Year
2014	64.9
2015	65.7
2016	80.3
2017	440.1
After 2017	1,079.2

1,730.2

20.1	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2012	12.31.2011
Loans
Us dollar	1,491.2	1,007.5
Brazilian Real	505.6	621.0
Euro	69.7	29.6

	2,066.5	1,658.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

20.2	Capital lease obligations

The leasing operations are guaranteed by the assets under lease and their breakdown by maturity is shown below:

	12.31.2012	12.31.2011
Less than one year	1.2	1.4
More than one year and less than five years	0.9	1.8

	2.1	3.2

Less-Implicit interest	(0.3)	(0.3)

Capital lease obligation	1.8	2.9

The present value of capital lease obligations, following:

Less than one year	1.1	1.3
More than one year and less than five years	0.7	1.6

	1.8	2.9

20.3	Interest and guarantees

The real loans (24.4% of the total at December 31, 2012) are subject to fixed interest rates or interest rates based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2012, was 4.70% p.a. (5.14% p.a. at December 31, 2011).

The US dollar loans (72.1% of the total at December 31, 2012) are mainly subject to fixed interest rates. The weighted average rate at December 31, 2012 was 6.09% p.a. (5.91% p.a. at December 31, 2011). In addition to this, the Company had loans in Euros (3.5% of the total at December 31, 2012) mainly subject to fixed interest rates at an average weighted interest rate of 2.21% p.a. (0.74% p.a. at December 31, 2011).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted average rate equivalent to LIBOR + 4.98% p.a. at December 31, 2012 (LIBOR + 4.41% p.a. at December 31, 2011).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 429.7 at December 31, 2012 (US$ 385.8 at December 31, 2011) were provided as collateral for loans.

20.4	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, in line with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense ratio. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As of December 31, 2012, the Company was in compliance with all the restrictive clauses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

21	Other payables

	12.31.2012	12.31.2011
Provisions related to payroll (i)	134.0	146.5
Other accounts payable (ii)	45.8	45.5
Provision Employee Profit sharing (Note 34)	36.1	33.4
Contractual obligations (iii)	31.3	29.6
Commercial incentives	22.0	3.9
Security deposit	6.8	6.9
Insurance	6.2	6.4
Accrued materials (iv)	5.6	1.5
Financial credit (v)	0.9	1.4

	288.7	275.1

Current portion	277.6	261.1
Non-current portion	11.1	14.0

(i)	Refers to the accrued vacation and related charges recorded in the consolidated financial statements under other payroll;
(ii)	Represents primarily expenses incurred at the statement of financial position date, with payments occurring within one month;
(iii)	Represents mainly amounts recorded to cover maintenance costs of aircraft under operating under lease agreements;
(iv)	Represents accessories or components to be installed in aircraft already delivered, in accordance with the contracts; and
(v)	Represents amounts provided to compensate customers for certain financing costs.

22	Advances from customers

	12.31.2012	12.31.2011
Denominated in U.S. dollars	870.3	922.8
Denominated in Reais	132.1	147.3

	1,002.4	1,070.1

Current portion	902.0	856.1
Non-current portion	100.4	214.0

23	Taxes and payroll charges payable

The Company is challenging, through both administrative and judicial proceedings, the constitutionality of the tax calculation base and its expansion, as well as the rate increase on certain taxes, social contributions and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years. By means of administrative and judicial proceedings, the Company has obtained injunctions and similar measures to suspend collection or offset payment of taxes and social contributions and charges. Provisions have been recorded for the amount of taxes not collected, as a result of preliminary legal decisions, and updated based on changes in the SELIC interest rate, pending a final and definitive decision.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2012	12.31.2011
Social contribution on net income (i)	235.6	250.1
INSS (social security contribution) (ii)	129.1	136.4
IRRF (Income tax withholding income tax)	19.5	17.7
FGTS (Government Employee Severance Indemnity Fund)	7.2	7.2
PIS and COFINS (iii)	5.0	5.6
Refinanced taxes (iv)	3.2	45.5
Other	15.8	13.5

	415.4	476.0

Current portion	65.4	89.2
Non-current portion	350.0	386.8

(i)	The Company is claiming constitutional immunity from social contribution on exports. This lawsuit is with the Federal Supreme Court, awaiting judgment of an Extraordinary Appeal in which the effect of the decision was suspended in the Company’s favor. Of the amount of US$ 224.8 involved at December 31, 2012, the Company made court-mandated escrow deposits of US$ 94.4, recorded in other assets (Note 13).
(ii)	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995, the liability for which is suspended following a lower court decision in a civil suit. The amount involved is US$ 86.9 at December 31, 2012 (US$ 91.0 at December 31, 2011).

The Company has also filed a declaratory action in ordinary proceedings, applying for advance relief, claiming waiver of the standards that govern the Accident Prevention Factor (FAP) based on direct violation of article 10 of Law n.º 10666/2003, which establishes the tax calculation methodology.

The advance relief was granted in March 2011, suspending the liability for the tax credit, and revoked in September 2012. The Company made the court-mandated escrow deposit, in the terms of article 151, sub-item II, of the National Tax Code, maintaining the suspension of the FAP tax credit liability for 2010 and 2011 of US$ 10.2.

With regard to 2012, the amounts involved are still suspended due to filing of an administrative appeal disputing the indices used in the Accident Prevention Factor. The amount involved at December 31, 2012, is US$ 15.1, for which a provision has been recorded.

On February 18, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal. As a result of a lower court decision, the amounts relating to paid notices were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a final successful outcome of the court case. The suit was judged in the Company’s favor by the Federal Court of the 3rd Region and is awaiting judgment of the appeal filed by the Federal Government. The amount involved in the process is US$ 7.5 (US$ 8.2 at December 31, 2011).

(iii)	This refers to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law n.º11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute. The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base. The amount involved in the suit is US$ 4.8.
(iv)	The refinancing introduced by Law nº 11941, in which the Company enrolled in May 2011, has been paid off, as a result of voluntary offsetting against credits for other taxes and contributions administered by the Brazilian Federal Revenue Office. The provisions for the above cases will remain open until a final unappealable decision is received.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

24	Income taxes

As the tax basis for the majority of the Company’s assets and liabilities is recorded in reais and the accounting basis is measured in dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectations of future taxable income, the Company recorded deferred tax assets represented by tax loss carryforwards.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

24.1	Deferred taxes

The components of deferred tax assets and liabilities at December 31, 2012, 2011 and 2010 are as follows:

	12.31.2012	12.31.2011	12.31.2010
Temporarily non-deductible provisions	(46.9)	72.7	(2.9)
Tax loss carryforwards	31.0	5.1	5.7
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(32.6)	29.9	168.3
Finance guarantee provision gain not realized and Health Insurance Provision	57.7	36.3	43.9
Effect of differences by fixed asset	(25.8)	(22.6)	18.3
Other accounting differences	3.0	(78.5)	(105.6)

Deferred tax assets (liabilities), net	(13.6)	42.9	127.7

Total deferred tax asset	12.9	65.9	139.1
Total deferred tax liability	(26.5)	(23.0)	(11.4)

The change in the deferred income tax is as follows:

	From the statement of income	Other comprehensive income	Total

At December 31, 2009	167.2	(11.7)	155.5

Temporarily non-deductible provisions	26.6	—	26.6
Tax loss carryforwards	(4.7)	—	(4.7)
Differences between basis: account x tax
Effect of differences by fixed asset	(2.5)	—	(2.5)
Other accounting differences	(48.1)	0.9	(47.2)
	138.5	(10.8)	127.7

At December 31, 2010
Temporarily non-deductible provisions	96.3	—	96.3
Tax loss carryforwards	(5.4)	—	(5.4)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(123.4)	—	(123.4)
Other accounting differences	(52.5)	0.2	(52.3)
At December 31, 2011	53.5	(10.6)	42.9

Temporarily non-deductible provisions	(119.6)	—	(119.6)
Tax loss carryforwards	25.9	—	25.9
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(62.5)	—	(62.5)
Finance guarantee provision gain not realized and Health Insurance Provision	21.5	—	21.5
Effect of differences by fixed asset	(3.3)	—	(3.3)
Other accounting differences	62.6	19.0	81.5

At December 31, 2012	(21.9)	8.4	(13.6)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

24.2	Reconciliation of income tax expense

	12.31.2012	12.31.2011	12.31.2010
Profit before taxation	614.1	247.5	408.1

Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(208.8)	(84.2)	(138.8)

Tax on profits of overseas subsidiaries	18.9	(43.5)	(0.8)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(62.5)	(139.9)	(2.5)
Research and development tax incentives	49.3	56.4	63.4
Interest on own capital	26.3	45.9	40.4
Translation effects for investments	45.2	44.7	0.2
Gain or Loss in Subsidiary Equity	(0.5)	—	—
Fiscal credits (recognized and non recognized) and tax rate	(60.2)	(18.6)	—
Other difference between IFRS and fiscal basis	(67.2)	20.8	(36.6)
Other	(6.0)	(8.7)	12.0

Income tax and social contribution income (expense) benefit as reported	(265.5)	(127.1)	(62.7)

Income tax and social contribution current (expense) benefit as reported	(190.1)	(42.1)	(34.0)
Income tax and social contribution income (expense) benefit as reported	(75.4)	(85.0)	(28.7)

The recognition of the above mentioned amounts resulted in an effective tax rate of 43.2%, 51.3% and 15.4% at December 31, 2012, 2011 and 2010, respectively.

25	Financial guarantees and residual value guarantees

	12.31.2012	12.31.2011
Financial guarantee	54.5	75.7
Financial guarantee of residual value	59.5	45.5
Accounts Payable (i)	258.5	56.2
Additional provision (i)	211.9	317.5

	584.4	494.9

Current portion	114.1	—
Non - current portion	470.3	494.9

Below is the activity of the financial guarantees and residual value guarantees:

	Financial guarantee	Financial guarantee of residual value	Accounts Payable (i)	Additional provision (i)	Total
At December 31, 2009	145.7	8.4	—	103.0	257.1
Additions	0.5	—	—	—	0.5
Disposals	—	—	—	(26.9)	(26.9)
Market value	—	2.7	—	—	2.7
Guarantee recognition	(13.9)	—	—	—	(13.9)

At December 31, 2010	132.3	11.1	—	76.1	219.5

Additions	—	—	—	362.8	362.8
Disposals	—	—	—	(23.2)	(23.2)
Reversals	(42.2)	—	—	(42.0)	(84.2)
Reclassifications	—	—	56.2	(56.2)	—
Market value	—	34.4	—	—	34.4
Guarantee recognition	(14.4)	—	—	—	(14.4)

At December 31, 2011	75.7	45.5	56.2	317.5	494.9

Additions	—	—	211.4	6.0	217.4
Disposals	—	—	(9.1)	(59.6)	(68.7)
Reversals	—	—	—	(52.0)	(52.0)
Reclassifications	—	—	—	—	—
Market value	—	14.0	—	—	14.0
Guarantee recognition	(21.2)	—	—	—	(21.2)

At December 31, 2012	54.5	59.5	258.5	211.9	584.4

(i)	Accounts payable and additional provision.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•

Mesa – Refers to accounts payable recorded in relation to financial guarantees offered to the lender in transactions with the MESA AirGroup, which filed for creditor protection under Chapter 11 in 2011. The financial guarantees in respect of 36 ERJ 145 aircraft acquired by Mesa were exercised and the Company made the respective payments.

•

American Airlines – in 2011, as a result of the customer American Airlines having filed for creditor protection under Chapter 11, the Company recorded a provision of US$ 317.5 to cover losses estimated in relation to its financial guarantee obligations to the vendor for 216 aircrafts (ERJ 135, ERJ 140 and ERJ 145). During 2012, until the American Court concludes, approving the proposed bankruptcy terms, the Company had been made payments of US$ 59.7 to the Bank as a guarantee advance, which were presented as reduction (disposals) in the provisions established in 2011. At December 31, 2012, the remaining balance for the additional provision with guarantee obligations was US$ 211.9.

The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the American Court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, the Company recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$ 149.6.

•

Chautauqua – Refers to the negotiation with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. Chautauqua operates aircraft of the ERJ 145 family which were financed by loans or operating leases, at the time when Embraer provided financial guarantees for certain aircraft. The Company believes that the negotiation resulted in more favorable results for the parties, reducing the use of the financial guarantees provided by Embraer. The agreements were signed on October 29, 2012 and the Company recognized its commitments to pay in its financial statements. As part of the negotiation the Company will make payments to the financing agents over time and is entitled to acquire certain assets at the end of the financing period.

26	Provisions and contingent liabilities

26.1	Provision

	12.31.2012	12.31.2011
Product warranties (i)	110.6	115.8
Post retirement benefits (Note 27)	61.4	4.4
Provisions for labor, taxes and civil (ii)	62.8	72.7
Other (iii)	24.6	28.4

	259.4	221.3

Current portion	96.7	96.5
Non - current portion	162.7	124.8

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below.
(iii)	Refers mainly to a contingent liability of US$ 11.4 recognized in other provisions in 2011 when the Company, through its subsidiary Embraer Defesa e Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Orbisat. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was measured reliably.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2012	12.31.2011
Tax related
Social security contributions (i)	12.0	12.7
FUNDAF (ii)	7.3	6.6
Import taxes (iii)	2.7	2.9
CIDE (iv)	1.9	2.7
Third party contributions (v)	9.5	10.0
PIS and COFINS (vi)	11.2	—
Others	5.3	0.9
	49.9	35.8
Labor related
Plurimas 461/1379 (vii)	2.0	2.4
Reintegration (viii)	4.7	13.7
Indemnity (ix)	2.1	6.7
Third parties	0.2	2.6
Others	2.7	10.8
	11.7	36.2
Civil related
Indemnity (x)	1.2	0.7
	1.2	0.7

	62.8	72.7

Current portion	19.5	15.3
Non - current portion	43.3	57.4

(i)	The Company was notified by the authorities for failing to withhold social security contributions from service providers These lawsuits are at the 2nd court level. The Company was also ordered to pay additional allowances for work environment risks. This lawsuit is at the 1st court level.
(ii)	In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(iii)	Refers to an AIIM filed as a result of an alleged breach of the maximum period for complying with drawback and disputes concerning product tax classifications. These lawsuits are at the 2nd and 1st court levels, respectively.
(iv)	Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without adjusting the calculation base. After a first inspection of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Office ordered the Company to pay the difference on the adjusted calculation base charged during the above period. On July 17, 2012, the Company was informed of a partially favorable decision by the lower level administrative court, recognizing the statute of limitations for the CIDE-Royalties tax debts for the period from January 1, 2002 to February 28, 2002, and reversed part of the amount provisioned. A voluntary appeal was filed in the administrative suit with regard to the part judged to be groundless, and is under consideration by the Administrative Tax Appeals Council - CARF.
(v)	The Company is challenging the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social - FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll. The civil suit is in progress in the Federal Court of São José dos Campos and the Company is awaiting the decision of the lower court.
(vi)	The Company determined credits on the corresponding contributions in certain operations. The inspection identified amounts that were allegedly credited unduly and the Company is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

(vii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(viii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(ix)	Indemnity claims in connection with work-related accidents, pain and suffering, etc.
(x)	Other indemnity claims brought by parties with no employment relationship.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (item 2.1.32) and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The “Others” line in each of the categories is generally comprised of lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Other	Total
At December 31, 2009	122.2	2.9	60.8	19.4	205.3
Additions	65.2	10.0	7.0	13.7	95.9
Interest	—	—	5.1	—	5.1
Used/payments	(50.1)	—	4.0	(10.2)	(56.3)
Reversals	(8.6)	—	(0.6)	(0.6)	(9.8)
Translation adjustments	—	—	0.5	(2.2)	(1.7)

At December 31, 2010	128.7	12.9	76.8	20.1	238.5

Additions	387.0	1.1	17.8	21.9	427.8
Interest	—	—	10.7	—	10.7
Used/payments	(75.5)	(9.6)	(4.7)	(9.2)	(99.0)
Reversals	(324.4)	—	(18.9)	—	(343.3)
Translation adjustments	—	—	(9.0)	(4.4)	(13.4)

At December 31, 2011	115.8	4.4	72.7	28.4	221.3

Additions	86.2	57.0	21.0	24.6	188.8
Interest	—	—	3.4	—	3.4
Used/payments	(69.3)	—	(12.1)	(26.1)	(107.5)
Reversals	(21.7)	—	(16.4)	—	(38.1)
Translation adjustments	(0.4)	—	(5.8)	(2.3)	(8.5)

At December 31, 2012	110.6	61.4	62.8	24.6	259.4

26.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy (2.1.32), in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description.

•

In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and June 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution. The total amount involved at December 31, 2012 was US$ 153.6. The Company filed a voluntary defense with the Brazilian Federal Council of Tax Appeals (“CARF”) challenging the notification within the legal timeframe for both and is awaiting its assessment.

•

The Company received a subpoena from the “SEC” in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U. S. Foreign Corrupt Practices Act (“FCPA”), the Company retained outside counsel to conduct an internal

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

investigation into transactions carried out in three specific countries. Further, the Company has voluntarily expanded the scope of the internal investigation to include two additional countries and has reported on those matters. The investigation remains ongoing and the Company, through its outside counsel, continues to cooperate fully with the SEC and U.S. Department of Justice, which are the authorities responsible for reviewing the matter. The Company, with the support of the Company’s outside counsel, has concluded that, as of December 31, 2012, it is still not possible to estimate the duration, scope or results of the internal investigation or government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, the Company may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of the Company’s outside counsel, believes that, as of December 31, 2012, there is no basis for estimating reserves or quantifying any possible contingency.

•	The Company has contingent liabilities amounting to US$ 12.1 related to sundry labor suits.

27	Post-retirement benefits

	12.31.2012	12.31.2011
Medical benefits plan Brazil	57.0	—
Medical benefits plan subsidiaries	4.4	4.4

Post-retirement benefits	61.4	4.4

27.1	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. Contributions by the Company and certain subsidiaries to the plan for the years ended December 31, 2012 and 2011 were US$ 27.4 and US$ 28.4, respectively.

27.2	Post-retirement healthcare benefits provided by the Company

The Company amended its healthcare plan for retired employees, considered a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times at which the contribution made by the retired employees is insufficient to cover the medical plan expenses, which would represent exposure for the Company.

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded at December 31, 2012, was US$ 57.0. As of December 31, 2011, there was no provision recorded by the Company.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the Projected Unit Credit method.

The amounts recognized in the statement of financial position were:

12.31.2012

Fair value of benefits obligations	(57.0)

Total liabilities	(57.0)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The main actuarial assumptions were as follows:

12.31.2012
%
Average discount rate	9.5
Rate of medical cost increase - initial	11.2
Rate of medical cost increase - final	6.2

27.3	Post-retirement healthcare benefits provided by subsidiaries

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this benefit. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies.

The change in the post-retirement benefits for the years ended December 31, 2012 and 2011 is summarized as follows:

	Other Post retirement Benefits
	12.31.2012	12.31.2011

Benefits Obligations - beginning of the year	5.5	4.6
Interest cost	0.3	0.3
Actuarial loss	(0.1)	0.8
Benefits paid to participants	(0.3)	(0.2)

Benefits Obligations - end of year	5.4	5.5

The changes in plan assets for the years ended were as follows:

	Other Post retirement Benefits
	12.31.2012	12.31.2011

Fair value of plan assets - beginning of the year	1.0	1.3
Actual return on plan assets	0.1	—
Benefits paid to participants	—	(0.2)

Fair value of plan assets - end of year	1.1	1.1

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit cost as of December 31, 2012 and 2011, is included in other provisions (Note 26) and its components are summarized as follows:

Other Post retirement Benefits
12.31.2012	12.31.2011

(4.4)	(4.4)

(4.4)	(4.4)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The principal actuarial assumptions utilized at December 31, 2012 and 2011, were as follows:

	Other Post retirement Benefits (%)
	%	%
	12.31.2012	12.31.2011

Average discount rate	4.50	5.25
Net periodic benefit cost	3.75	4.50
Expected return on plan assets	7.75	7.75
Rate of compensation increase	5.50	5.50

The components of net periodic benefit cost were as follows:

	12.31.2012	12.31.2011

Service cost	(0.1)	(0.1)
Interest cost	(0.2)	(0.3)
Expected return on plan assets	0.1	0.1
Amortization of prior service cost	—	0.2
Amortization of loss	(0.1)	(0.1)

Net periodic benefit	(0.3)	(0.2)

Curtailment credit	—	(0.1)

Net benefit	(0.3)	(0.3)

The net benefit cost (benefit) is included in selling expenses and in administrative expenses.

The composition of plan assets at December 31, 2012 and 2011, was as follows:

	12.31.2012	12.31.2011
Mutual funds invested primarily in stocks	80%	68%
Mutual funds invested primarily in bonds	19%	31%
Other - cash	1%	1%

	100%	100%

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement
2013	0.2
2014	0.2
2015	0.2
2016	0.2
2017	0.3
2018 - 2022	1.4

2.5

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7% was assumed. The rate is expected to decrease to 5% in 2012. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement healthcare plan. A one percentage point change in assumed healthcare cost trend rates would not have material effects on the post-retirement benefit.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

28	Financial Instruments

28.1	Financial instruments by category

		12.31.2012
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Measured at amortised cost	Total
Assets
Cash equivalents	5	—	1,801.2	—	—	—	1,801.2
Financial Investments	6	—	552.2	29.9	47.4	—	629.5
Collateralized accounts receivable	7	426.0	—	—	—	—	426.0
Trade accounts receivable, net	10	539.1	—	—	—	—	539.1
Customer and commercial financing	9	109.6	—	—	—	—	109.6
Derivative financial instruments	8	—	36.0	—	—	—	36.0

		1,074.7	2,389.4	29.9	47.4	—	3,541.4

Liabilities
Loans and financing	20	—	—	—	—	2,064.7	2,064.7
Trade accounts payable and others liabilities (i)		—	—	—	—	1,447.8	1,447.8
Financial guarantee and of residual value	25	—	99.7	—	—	484.7	584.4
Leasing	20	—	—	—	—	1.8	1.8
Derivative financial instruments	8	—	0.9	—	—	—	0.9

		—	100.6	—	—	3,999.0	4,099.6

		12.31.2011
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Measured at amortised cost	Total
Assets
Cash equivalents	5	—	1,350.2	—	—	—	1,350.2
Other financial assets	6	—	748.1	8.3	51.9	—	808.3
Collateralized accounts receivable	10	487.6	—	—	—	—	487.6
Trade accounts receivable, net	7	506.0	—	—	—	—	506.0
Customer and commercial financing	9	102.2	—	—	—	—	102.2
Derivative financial instruments	8	—	30.9	—	—	—	30.9

		1,095.8	2,129.2	8.3	51.9	—	3,285.2

Liabilities
Loans and financing	20	—	—	—	—	1,655.2	1,655.2
Trade accounts payable and others liabilities (i)		—	—	—	—	1,387.8	1,387.8
Financial guarantee and of residual value	25	—	119.5	—	—	375.4	494.9
Leasing	20	—	—	—	—	2.9	2.9
Derivative financial instruments	8	—	1.2	—	—	—	1.2

		—	120.7	—	—	3,421.3	3,542.0

(i)	The amount refers to trade accounts payable, other accounts payable and non-recourse and recourse debt .

28.2	Fair value classification of financial instruments

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

The book values of cash, cash equivalents, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

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

•

Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as derivatives and listed equities.

•

Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

•

Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each statement of financial position date, the Company performs an analysis of all instruments and includes in Level 3 all of those instruments whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial investments and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	12.31.2012
	Fair value of financial instruments measured at fair value through profit or loss			Total	Fair value of the other financial instruments	Fair value	Book value
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	458.9	1,342.3	—	1,801.2	—	1,801.2	1,801.2
Financial investments	334.8	217.4	—	552.2	77.3	629.5	629.5
Collateralized accounts receivable	—	—	—	—	425.9	425.9	425.9
Trade accounts receivable, net	—	—	—	—	539.1	539.1	539.1
Customer and commercial financing	—	—	—	—	109.6	109.6	109.6
Derivative financial instruments	—	36.0	—	36.0	—	36.0	36.0

	793.7	1,595.7	—	2,389.4	1,152.0	3,541.4	3,541.4

Liabilities
Loans and financing	—	—	—	—	2,064.7	2,250.5	2,064.7
Trade accounts payable and others liabilities	—	—	—	—	1,447.8	1,447.8	1,447.8
Financial guarantee and of residual value	—	—	99.7	99.7	484.7	584.4	584.4
Capital Lease	—	—	—	—	1.8	1.8	1.8
Derivative financial instruments	—	0.9	—	0.9	—	0.9	0.9

	—	0.9	99.7	100.6	3,999.0	4,285.4	4,099.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	12.31.2011
	Fair value of financial instruments measured at fair value through profit or loss or hedge			Total	Fair value of the other financial instruments	Fair value	Book value
	Level 1	Level 2	Level 3
Assets
Cash equivalents	142.3	1,073.1	—	1,215.4	—	1,215.4	1,215.4
Financial Investments	666.2	90.3	—	756.5	51.9	808.3	808.3
Collateralized accounts receivable	—	—	—	—	487.6	487.6	487.6
Trade accounts receivable, net	—	—	—	—	506.0	506.0	506.0
Customer and commercial financing	—	—	—	—	102.2	102.2	102.2
Derivative financial instruments	—	30.9	—	30.9	—	30.9	30.9

	808.5	1,194.3	—	2,002.8	1,147.7	3,150.4	3,150.4

Liabilities
Loans and financing	—	—	—	—	1,655.2	1,733.1	1,655.2
Trade accounts payable and others liabilities (i)	—	—	—	—	1,387.8	1,387.8	1,387.8
Financial guarantee and of residual value	—	—	121.1	121.1	373.8	494.9	494.9
Leasing	—	—	—	—	2.9	2.9	2.9
Derivative financial instruments	—	1.2	—	1.2	—	1.2	1.2

	—	1.2	121.1	122.3	3,419.7	3,619.9	3,542.0

	Fair value measurement using significant unobservable inputs (level 3)	Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31, 2010	101.6	9.0
Purchase (sales)	(103.3)	—
Profits (losses) unrealized	(0.1)	112.1
Exchange variation	1.8	—

At December 31, 2011	—	121.1

Profits (losses) unrealized	—	(21.4)

At December 31, 2012	—	99.7

28.3	Financial risk management policy

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

28.3.1	Capital risk management

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

Accordingly, the Company has been able to maintain cash surpluses over the balance of financial indebtedness and to assure liquidity by establishing and maintaining a standby credit line (Note 20).

The capital management may be changed due to economy scenario alterations or to strategic repositioning of the Company.

At December 31, 2012, cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 312.9 (US$ 445.7 in 2011) resulting, on a net basis, in a leverage-free capital structure.

Of the total financial indebtedness at December 31, 2012, 16.3% was short-term (15.2% in 2011) and the average weighted term was equivalent to 5.8 years (4.8 years in 2011). Own capital accounted for 35.3% and 35.2% of the total liabilities at the end of 2012 and 2011, respectively.

28.3.2	Credit risk

Credit risk is the risk of unfulfillment, by the counterparty, of an obligation due to the Company represented in financial instruments, or receivables due from sales to customers, which leads to a financial loss. The Company is exposed to credit risk with respect to its operational activities, cash held in banks and financial investments held in other institutions.

•	Financial investment

The credit risk of cash and financial investment, which is managed by the Financial Department, is managed according to the defined policy. The credit limit of the counterparties is reviewed on a daily basis in order to minimize the concentration risk and mitigate financial losses due to bankruptcy of the counterparties. The Financial Management Committee assists the Financial Department in examining and reviewing operations done with counterparties.

•	Trade accounts receivable, net

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

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

a)	Credit risk for counterparty with external appraisal

	12.31.2012	12.31.2011
Cash and cash equivalents	1,801.2	1,350.2
Financial Investments	629.5	808.3
Derivative financial instruments	36.0	30.9

Total	2,466.7	2,189.4

Based on external appraisal:
AAA	1,511.3	1,871.4
AA	222.8	126.0
A	172.1	186.3
BBB	534.8	5.7
N/A	25.7	—

Total	2,466.7	2,189.4

N/A - not available.

b)	Credit risk for counterparty without external appraisal

	12.31.2012	12.31.2011
Trade accounts receivable, net	539.1	506.0
Collateralized accounts receivable	426.0	487.6
Customer and commercial financing	109.6	102.2

Total	1,074.7	1,095.8

Based on internal appraisal:
Group 1	23.6	1.2
Group 2	83.4	103.6
Group 3	967.7	991.0

Total	1,074.7	1,095.8

Group 1: New customers (less than one year)
Group 2: Customers (more than one year) impaired
Group 3: Customers (more than one year) not impaired

28.3.3	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in dollars and reais, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures in advance, reducing the risk and financial cost.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Total	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2012
Loans and financing	2,729.8	418.5	493.0	677.8	1,140.5
Suppliers	758.9	758.9	—	—	—
Recourse and Non Recourse Debt	400.2	11.9	317.5	27.5	43.4
Financial Guarantees	584.4	114.1	189.7	24.4	256.3
Other Liabilities	99.2	2.6	49.6	20.5	26.4
Capital Lease	2.1	1.2	0.9	—	—

Total	4,574.6	1,307.2	1,050.7	750.2	1,466.6

At December 31, 2011
Loans and financing	2,113.8	313.7	464.9	213.3	1,122.0
Suppliers	829.9	829.9	—	—	—
Recourse and Non Recourse Debt	462.6	312.8	31.7	44.6	73.4
Financial Guarantees	494.9	317.3	85.2	69.7	22.7
Other Liabilities	161.4	5.9	37.5	70.9	47.1
Capital Lease	3.2	1.4	1.6	0.2	—

Total	4,065.8	1,781.0	620.8	398.7	1,265.2

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

28.3.4	Market risk

a)	Interest rate risk

This risk arises from the possibility that the Company might incur on accounting losses due to interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the assets income subject to floating interest rates and / or when the fluctuation in the determination of fair value price of assets or liabilities that are marked to market by fixed rates.

The main items of the financial statements subject to interest rate risks are:

•

Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•

Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

At December 31, 2012, the Company’s consolidated cash, cash equivalents, financial investments and loans and financing are indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Without derivative effect
Cash, cash equivalents and financial investments	1,122.6	46.19%	1,308.1	53.81%	2,430.7	100.00%
Loans and financing	1,900.3	91.96%	166.2	8.04%	2,066.4	100.00%

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
With derivative effect
Cash, cash equivalents and financial investments	1,122.6	46.19%	1,308.1	53.81%	2,430.7	100.00%
Loans and financing	1,803.5	87.27%	263.0	12.73%	2,066.4	100.00%

On December 31, 2012, the financial investments and loans post-fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,308.1	100.00%	1,308.1	100.00%
CDI	952.1	72.79%	952.1	72.79%
LIBOR	356.0	27.21%	356.0	27.21%

Loans and financing	166.2	100.00%	263.0	100.00%
TJLP	104.5	62.91%	104.5	39.75%
LIBOR	61.0	36.69%	56.3	21.39%
CDI	0.7	0.40%	102.2	38.85%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar (Note 2.1.7).

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in reais (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the real that can, when measured in dollars, show an increase or reduction of the share of costs when denominated in reais.

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreing currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (NDFs) (Note 8).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

At December 31, the Company’s assets and liabilities, denominated by currency, were as follows:

	Without the effect of derivative transactions		With the effect of derivative transactions
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Loans
Brazilian reais	505.6	621.0	505.6	621.0
U.S. dollars	1,491.2	1,007.5	1,491.2	1,007.5
Euro	69.7	29.6	69.7	29.6

	2,066.5	1,658.1	2,066.5	1,658.1

Trade accounts payable
Brazilian reais	84.3	56.7	84.3	56.7
U.S. dollars	618.0	706.8	618.0	706.8
Euro	52.1	65.7	52.1	65.7
Other currencies	4.5	0.7	4.5	0.7

	758.9	829.9	758.9	829.9

Total (1)	2,825.4	2,488.0	2,825.4	2,488.0

Cash and cash equivalents and financial assets
Brazilian reais	1,031.6	919.1	1,031.6	919.1
U.S. dollars	1,229.2	1,137.7	1,229.2	1,137.7
Euro	50.5	20.2	50.5	20.2
Other currencies	119.4	81.5	119.4	81.5

	2,430.7	2,158.5	2,430.7	2,158.5

Trade accounts receivable:
Brazilian reais	31.8	55.0	31.8	55.0
U.S. dollars	505.8	402.8	505.8	402.8
Euro	1.5	48.1	1.5	48.1
Other currencies	—	0.1	—	0.1

	539.1	506.0	539.1	506.0

Total (2)	2,969.8	2,664.5	2,969.8	2,664.5

Net exposure (1 - 2):
Brazilian reais	(473.5)	(296.4)	(473.5)	(296.4)
U.S. dollars	374.2	173.8	374.2	173.8
Euro	69.8	27.0	69.8	27.0
Other currencies	(114.9)	(80.9)	(114.9)	(80.9)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

28.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2012, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

28.4.1	Methodology:

Assuming that the balances remain constant, the Company calculated the interest and exchange variation differential for each of the projected scenarios.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

In the evaluation of the amounts exposed to interest rate risk, only the financial statement risks were considered. The operations subject to prefixed interest rates were not included.

The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of statement of financial position date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the statement of financial position date.

28.4.2	Interest rate risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2012	-50%	-25%	Probable scenario	+25%	+50%

Cash equivalents and financial investments	CDI	952.1	(32.8)	(16.4)	2.2	16.4	32.8
Loans and financing	CDI	(0.7)	—	—	—	—	—

Net impact	CDI	951.4	(32.8)	(16.4)	2.2	16.4	32.8

Cash equivalents and financial investments	LIBOR	356.0	(0.5)	(0.3)	0.1	0.3	0.5
Loans and financing	LIBOR	(61.0)	0.1	—	—	—	(0.1)

Net impact	LIBOR	295.0	(0.4)	(0.3)	0.1	0.3	0.4

Loans and financing	TJLP	(104.5)	2.9	1.4	0.5	(1.4)	(2.9)

Net impact	TJLP	(104.5)	2.9	1.4	0.5	(1.4)	(2.9)

Rates considered	CDI	6.90%	3.45%	5.18%	7.13%	8.63%	10.35%
Rates considered	LIBOR	0.31%	0.15%	0.23%	0.33%	0.38%	0.46%
Rates considered	TJLP	5.50%	2.75%	4.13%	5.00%	6.88%	8.25%

28.4.3	Foreign exchange rate risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2012	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,434.5	717.2	358.6	(4.6)	(358.6)	(717.2)
Cash, cash equivalents and financial investments	BRL	1,031.6	515.8	257.9	(3.3)	(257.9)	(515.8)
Other assets	BRL	402.9	201.5	100.7	(1.3)	(100.7)	(201.5)

Liabilities		1,441.7	(720.8)	(360.4)	4.6	360.4	720.8
Loans and financing	BRL	505.6	(252.8)	(126.4)	1.6	126.4	252.8
Other liabilities	BRL	936.1	(468.1)	(234.0)	3.0	234.0	468.1

Net impact		(7.2)	(3.6)	(1.8)	—	1.8	3.6

Exchange rate considered		2.0435	1.0218	1.5326	2.0500	2.5544	3.0653

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2012

28.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2012	-50%	-25%	Probable scenario	+25%	+50%

Interest swap	LIBOR	30.1	3.6	1.7	(0.8)	(2.0)	(3.7)
Interest swap - fair value hedge	CDI	1.8	1.3	0.6	(0.1)	(0.6)	(1.1)
Hedge designated as cash flow	US$	(0.2)	153.6	59.7	(0.1)	(36.7)	(83.1)
Foreign Exchange option	Object - price	3.4	(2.7)	(1.6)	0.5	1.9	4.1

Total		35.1	155.8	60.4	(0.5)	(37.4)	(83.8)

Rate considered	LIBOR	0.31%	0.15%	0.23%	0.33%	0.38%	0.46%
Rate considered	CDI	6.90%	3.45%	5.18%	7.13%	8.63%	10.35%
Rate considered	US$/R$	2.044	1.022	1.533	2.050	2.554	3.065
Object - price considered	Object - price	5.685	2.843	4.264	6.040	7.106	8.528

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2012

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

28.4.5	Residual value guarantees

The residual value guarantees are reported in a manner similar to financial derivative instruments.

Based on residual value guarantee contracts in force, the Company ascertains any changes in values based on third party appraisals. The probable scenario is based on the Company’s expectation of recording the provisions on a statistical basis, and the positive and negative variations of 25% and 50% have been applied to the third party appraisals as of the statement of financial position date.

		Additional variations in book balances
	Amounts exposed at 12.31.2012	-50%	-25%	Probable scenario	+25%	+50%

Financial guarantee of residual value	(59.5)	(233.7)	(133.1)	(0.5)	49.8	55.4

Total	(59.5)	(233.7)	(133.1)	(0.5)	49.8	55.4

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure as of the statement of financial position date.

28.4.6	Derivative contracts that comprise exclusive investment funds

The Company maintains a structure of exclusive funds, which it controls and which are consolidated in the financial statements.

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

The following tables show the derivatives held by the funds at December 31, 2012, and the sensitivity analysis of the main risk factors to which the instruments are exposed.

Certain statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the actual results may differ from these estimates. The following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

a)	Description of derivative instruments held by the funds

Type	Nº of contracts	Due date	Unit market price	Reference value at 12.31.2012
Purchase - Forward DI	480	July-13	47	(22.7)
Purchase - Forward DI	257	July-14	44	(11.3)
Purchase - Forward DI	100	January-15	42	(4.2)
Purchase - Forward DI	434	April-15	41	(17.9)
Purchase - Forward DI	599	January-16	39	(23.1)
Purchase - Forward DI	50	January-17	35	(1.8)
Purchase - Forward DI	8	January-21	24	(0.2)
Purchase - Forward Dollar	21	February-13	1	(1.1)

Total				(82.3)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

b)	Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value 12.31.2012	-50%	-25%	Probable Scenario	25%	50%

CDI	(81.2)	(6.1)	(2.9)	0.4	2.7	5.3
USD	(1.1)	(0.5)	(0.3)	—	0.3	0.5

Total	(82.3)	(6.6)	(3.2)	0.4	3.0	5.8

Rates used
CDI	6.90%	3.45%	5.18%	7.13%	8.63%	10.35%
USD	2.0435	1.0218	1.5326	2.0500	2.5544	3.0653

29	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 of common shares. The Company’s subscribed and paid up capital at December 31, 2012 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 14,104,900 shares were held in treasury.

29.2	Brazilian Government Golden share

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

VI - Transfer of control of the Company’s share control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

29.3	Treasury shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director’s in a meeting held on December 7, 2007 and corresponds to 14,104,900 common shares and US$ 154.3 as of December 31, 2012. These shares lose voting and economic rights during the period in which they are held in Treasury.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

	USD	Quantity	Share value (USD)
In the beginning of the year	183.7	16,798,400	10.94
Used for share based compensation (i)	(29.4)	(2,693,500)	10.94

At December 31, 2012	154.3	14,104,900	10.94

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Board of Directors, Executive Directors and certain employees (Note 30).

At December 31, 2012, the market value of the shares held in treasury was US$ 100.5 (2011 - US$ 105.3).

29.4	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of part of the retained earnings derived from government subsidies received by the Company and is recognized in the statements of income in the same line item of the realized investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

29.5	Statutory reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

29.6	Interest on own capital

In meetings held in 2012, the Board of Directors approved the distribution of interest on own capital as follows:

•

In a meeting held on June 14, 2012, the Board of Directors of Embraer S.A. approved the distribution of interest on own capital of US$ 32.3 for the first half-year of 2012, corresponding to US$ 0.04 per share. Payment of interest on own capital is subject to withholding tax of 15%, respecting legal exemptions, which was paid from July 11, 2012, without interest.

•

In a meeting held on September 13, 2012, the Board of Directors of Embraer S.A. approved the distribution of interest on own capital of US$ 25.0 for the 3rd quarter of 2012, corresponding to US$ 0.03 per share. Payment of interest on own capital is subject to withholding tax of 15%, respecting legal exemptions, which was paid from October 16, 2012, without interest.

•

In a meeting held on December 6, 2012, the Board of Directors of Embraer S.A. approved the distribution of interest on own capital of US$ 17.8 for the 4th quarter of 2012, corresponding to US$ 0.02 per share. Payment of interest on own capital is subject to withholding tax of 15%, respecting legal exemptions, which was paid from January 11, 2013, without interest.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

29.7	Proposed dividends

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on real amounts in the legal books, as shown below:

	12.31.2012	12.31.2011
Net income for the year	697.8	156.3
Investment Subsidy	(8.0)	(11.1)
Legal Reserve	(34.9)	(7.8)

	654.9	137.4

Minimum mandatory dividend (25%)	163.7	34.3

Dividends:
Interest on own capital, net of tax	133.7	158.6
Proposed Dividends	30.1	—

Total stockholder remuneration	163.8	158.6

Payments of the year	(101.8)	(158.5)

Total shareholders remuneration of period	62.0	0.1
Total shareholders remuneration of previous period	0.2	0.1

Total shareholders remuneration - In millions of Brazilian reais	62.2	0.2

Total shareholders remuneration - In millions of US$	30.4	0.1

29.7.1	Investment and working capital reserve

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

29.7.2	Other comprehensive income

Consists of the following adjustments:

•

Cumulative translation adjustment refers: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•

Other comprehensive income - this refers to unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

30	Share-based compensation

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

The Extraordinary General Meeting of January 10, 2012 approved, by a majority of votes, the amendment of clauses 6.1 and 7.1 of the stock option grant plan, in respect of the terms and percentages for vesting and exercise of the stock option, which are now: I) 33% after the 3rd year, II) 33% after the 4th year and III) 34% after the 5th year, always taking the date on which each stock option was granted. This amendment only applies to new grants.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

The exercise price of each option is established on the grant date based on the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any speculative trading. The participant will have a maximum period for exercise of option grants awarded for five years until 2011 and seven years for the other, started from the date of grant. In either situation, it is necessary that the employee is part of the staff of the company on the date of exercise.

30.1	Stock options granted

•

On April 30, 2010, call options were granted for 6,510,000 shares, with an exercise price of R$ 10.19 (US$ 5.89) per share. The fair value attributed to these options was based on the Black-Scholes pricing model, whereby the value of each option was calculated at R$ 1.77 (US$ 1.02) for the portion that may be exercised as of the end of the first year, R$ 2.74 (US$ 1.58) for the portion that may be exercised as of the end of the second year and R$ 3.44 (US$ 1.99) for the portion that may be exercised as of the end of the third year. This model takes into consideration the value of the underlying asset, the exercise price, time remaining before exercise, probability of the option being exercised, historical volatility based on daily closing price of the shares over the last six months and the weighted average interest rate for the period of each lot based on the DI interbank interest rate published by BM&FBOVESPA. The vesting period was determined in accordance with Management’s decision and considers the end of the grace period as the basis for calculation. Accordingly, the options were calculated with defined exercise timeframes of one year, two years and three years as the options are expected to be exercised at the end of each grace period.

•

On January 18, 2011, call options were granted for 6,345,000 shares and on March 16, 2011 additional call options for 150,000 shares were granted, with exercise prices of R$ 12.05 (US$ 7.20) and R$ 12.89 (US$ 7.73) per share, respectively. The fair value attributed to the options was based on the Black-Scholes pricing model, whereby the value of each option granted on January 18, 2011 was calculated at R$ 1.89 (US$ 1.02) for the portion that may be exercised as of the end of the first year, R$ 2.88 (US$ 1.58) for the portion that may be exercised as of the end of the second year and R$ 3.62 (US$ 1.99) for the portion that may be exercised as of the end of the third year. For the options granted on March 16, 2011 the calculated fair values were R$ 2.11 (US$ 1.02) for the portion that may be exercised as of the end of the first year, R$ 3.22 (US$ 1.58) for the portion that may be exercised as of the end of the second year and R$ 4.08 (US$ 1.99) for the portion that may be exercised as of the end of the third year.

•

On January 23, 2012, call options were granted for 4,860,000 shares, with an exercise price of R$ 11.50 (US$ 6.56) per share. The fair value attributed to these options was based on the Black-Scholes pricing model, and the value of each option was calculated at R$ 3.51 (US$ 2.00) for the portion that may be exercised as of the end of the third year, R$ 4.00 (US$ 2.28) for the portion that may be exercised as of the end of the fourth year and R$ 4.35 (US$ 2.48) for the portion that may be exercised as of the end of the fifth year.

	in thousands of options
	Grants	Exercised (i)	Canceled (ii)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on April 30, 2010	6,510,000	(2,228,100)	(528,000)	3,753,900	762,900	10.19	5.89
Grants on January 18, 2011	6,345,000	(467,000)	(796,000)	5,082,000	642,800	12.05	7.20
Grants on March 16, 2011	150,000	—	—	150,000	30,000	12.89	7.73
Grants on January 23, 2012	4,860,000	—	(165,000)	4,695,000	—	11.50	6.56

As of December 31, 2012	17,865,000	(2,695,100)	(1,489,000)	13,680,900	1,435,700

(i)	Exercise of stock options related to the first and second grant awarded by the Company.
(ii)	The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

31	Earnings per share

31.1	Basic

Basic earnings per common share was computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	12.31.2012	12.31.2011	12.31.2010
Net income attributable to owners of Embraer	347.8	111.6	330.2

Weighted average number of shares (in thousands)	725,023	723,667	723,665

Basic earnings per share - U.S . dollars	0.4797	0.1542	0.4563

31.2	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potential diluted shares. The Company has only one category of potential diluted shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached to options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of all options to purchase shares.

	12.31.2012	12.31.2011	12.31.2010
Net income attributable to owners of Embraer	347.8	111.6	330.2

Weighted average number of shares (in thousands) - diluted	725,023	723,667	723,665
Dilution for the issuance of stock options (in thousands) (i)	2,708	1,180	354

Weighted average number of shares (in thousands) - diluted	727,731	724,847	724,019

Diluted earnings per share - U.S. dollars	0.4780	0.1540	0.4562

(i)	Refers to the effect of potentially dilutive shares for the years ended December 31, 2012, 2011 and 2010

Potential anti-dilution effects related to shares to be used in the stock compensation program, which were excluded from the calculation of diluted earnings per share, totaled 289,577 shares at December 31, 2011. At December 31, 2012 and 2010, there were no anti-dilutive effects.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

32	Revenue and (expenses) by nature

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2012	12.31.2011	12.31.2010
As presented as statements of Income:
Revenue	6,177.9	5,803.0	5,364.1
Cost of sales and services	(4,683.0)	(4,495.9)	(4,338.1)
Administrative	(280.5)	(262.5)	(197.5)
Selling	(482.0)	(419.3)	(374.1)
Research	(77.3)	(85.3)	(72.1)
Other income (expenses), net	(42.8)	(221.5)	9.4
Equity in losses on associates	(0.2)	(0.3)	—

Operating profit before financial income	612.1	318.2	391.7

Revenue (expenses) by nature:
Revenue from sales of goods	5,435.5	5,193.0	4,977.0
Revenue from sales of services	811.8	688.0	448.6
Sales deductions and tax on revenue	(69.4)	(78.0)	(61.5)
Material cost	(4,404.2)	(4,257.5)	(4,118.9)
Depreciation	(139.9)	(109.3)	(103.0)
Amortization	(138.9)	(129.5)	(116.2)
Personnel expenses	(370.0)	(342.0)	(282.8)
Selling expenses	(138.3)	(97.0)	(99.8)
Other operating (expense) income	(374.5)	(549.5)	(251.7)

Operating profit before financial income	612.1	318.2	391.7

33	Other operating income (expense), net

	12.31.2012	12.31.2011	12.31.2010

Financial guarantee (i)	(24.7)	(278.0)	—
Taxes on other revenues	(15.7)	(24.0)	0.5
Expenses system project	(13.9)	(8.0)	(7.3)
Pre operating expenses	(11.6)	—	—
Impairment of aircraft	(9.5)	—	—
Aircraft maintenance and flights costs - fleet	(4.7)	(6.2)	(22.9)
Product modifications	(4.4)	(4.0)	(4.8)
Flight safety standards	(3.8)	(4.1)	(3.5)
Other sales	7.3	9.8	6.3
Royalties	8.9	7.5	6.8
Recovery of expenses	10.8	8.9	8.0
Provision for contingencies	11.8	6.5	—
Contractual fines (ii)	32.0	63.7	21.9
Other	(25.3)	6.4	4.4

	(42.8)	(221.5)	9.4

(i)	Adjustment of the estimate for the financial guarantee provisions as a result of the exposure caused by the current situation of our customers and a commitment recognized in relation to negotiation of the restructuring of the financial operations of Chautauqua Airlines, as mentioned in Note 25.
(ii)	Mainly reflects contractual fines charged from customers due to contract cancellations, mostly in Executive Jets, as defined in the respective contracts.

34	Employee profit sharing-plan

The Company provides an employee profit sharing plan which was approved by the Board of Directors in April 1996, as amended in December 2008, which allows the employees to participate in the Company’s profit and is linked to a performance plan. A performance appraisal measures the results and the

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

attainment of specific goals against those established and agreed upon at the beginning of each year. Through 2009, the profit sharing expense was equivalent to 12.5% of net income for the year, determined in accordance with the then IFRS financial statements.

Upon adoption of IFRS, the net income determined in accordance with IFRS and presented in Reais became the basis for the profit sharing. Of the distributable amount, 30% is distributed in equal parts to all employees and 70% proportional to salaries.

In 2011, exceptionally, the employee profit sharing amount was calculated disregarding the effects of the changes in the financial guarantee provisions (Note 25).

The amounts recorded, Parent company and Consolidated, are shown in the financial statements in accounts payable (Note 26), as IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

35	Financial income (expense), net

	12.31.2012	12.31.2011	12.31.2010
Financial income:
Interest on cash and cash equivalents and financial investments	93.3	133.8	115.5
Interest on receivables	26.6	25.9	23.6
Residual value guarantee	19.1	—	—
Gains on financial transactions	—	0.3	0.7
Other	0.1	0.6	0.5

Total financial income	139.1	160.6	140.3

Financial expenses:
Interest on loans and financing	(113.3)	(100.7)	(90.3)
Interest on taxes, social charges and contributions	(10.8)	(13.8)	(11.4)
Financial restructuring costs	(1.9)	(10.4)	(8.4)
IOF - (Tax on financial transactions)	(5.3)	(3.1)	(1.6)
Residual value guarantee	—	(110.0)	(2.7)
Other	(14.6)	(13.3)	(8.4)

Total financial expenses	(145.9)	(251.3)	(122.8)

Financial income (expenses), net	(6.8)	(90.7)	17.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

36	Foreign exchange gains (losses), net

	12.31.2012	12.31.2011	12.31.2010
Monetary and foreign exchange variations
Assets:
Cash and cash equivalents and financial investments	(84.8)	(120.6)	27.5
Tax credits	(16.6)	(14.6)	(7.5)
Trade accounts receivable	(7.5)	(17.0)	11.3
Advances to suppliers	(0.3)	2.1	(0.9)
Other	(21.7)	(23.0)	30.0

	(130.9)	(173.1)	60.4

Liabilities:
Advances from customers	20.2	12.7	(11.3)
Loans and financing	53.2	76.5	(7.4)
Suppliers	—	5.5	(0.8)
Accounts payable	5.9	4.3	(4.4)
Translation losses on conversion of foreign subsidiaries	0.1	—	—
Taxes and charges payable	31.8	56.4	(29.8)
Deferred taxes	—	0.2	—
Provisions	13.8	25.0	(8.9)
Provisions for contingencies	2.9	7.5	(3.6)
Other	(1.4)	(2.0)	(1.7)

	126.5	186.1	(67.9)

Net monetary and foreign exchange variations	(4.4)	13.0	(7.5)

Derivative instruments	13.2	7.0	6.4

Foreign exchange gain (loss), net	8.8	20.0	(1.1)

37	Responsibilities and commitments

37.1	Trade-ins

The Company has offered seven trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

37.2	Leases

In the parent company the operating leases refer to telephone and computer equipment and in the subsidiaries in the United States of America relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2020.

The Company had, at December 31, 2012, operating leases with payments scheduled as follows:

Year
2013	11.1
2014	9.4
2015	6.5
2016	3.7
2017	19.2

Total	49.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

37.3	Financial guarantees

The following table provides quantitative data for the Company’s financial guarantees provided to third parties. The maximum potential payments (off-balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	12.31.2012	12.31.2011
Maximum financial guarantees	374.2	471.6
Maximum residual value guarantees	372.7	542.2
Mutually exclusive exposure (i)	(115.0)	(209.8)
Provisions and liabilities recorded (Note 25)	(114.0)	(121.2)

Off-balance sheet exposure	517.9	682.8

Estimated proceeds from financial guarantees and underlying assets	656.7	896.5

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

38	Supplemental Cash Flow information

38.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2012	12.31.2011	12.31.2010
Payments made during the year:
Income tax and social contribution	52.0	32.6	30.0
Interest	63.6	2.3	64.3

Non-cash financing and investing transactions
Restricted cash	—	—	28.7
Disposals property, plant and equipment for providing for the sale of inventory	(20.0)	(52.3)	8.2
Additions to property, plant and equipment, with transfer to inventory-aircraft	—	—	104.8
Assets acquired under capital lease	—	—	0.1
Transfer of inventory to fixed assets	43.4	72.9	—

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

38.2	Business combinations

	2012 (ii)	2011 (i)
Cash and cash equivalents	0.8	2.1
Trade accounts receivable	0.1	1.3
Inventory	0.9	0.2
Intangible assets	7.1	24.5
Property, plant and equipment	0.2	13.5
Other assets	0.1	19.0
Loans and financing	(1.5)	(14.9)
Trade accounts payable	—	(1.4)
Deferred taxes	—	(2.6)
Other liabilities	(0.6)	(31.1)

Acquired assets and liabilities, net	7.1	10.6
Non-controlling interest	(0.9)	(0.9)

Assets and liabilities, net	6.2	9.7
Acquired goodwill	0.9	38.4

	7.1	48.1
Contingent payments	—	5.4

Amount paid for the interest	7.1	53.5
Cash and cash equivalents	(0.8)	(2.1)

Net effect interest acquisition on the cash flow	6.3	51.4

(i)	Refers to acquisition of an interest in Orbisat (90% of capital) and jointly controlled Atech (50% of capital), the latter presented on a proportional basis to the Company’s participation (Note 14).
(ii)	Refers to acquisition of an interest in AST, 85.5% of capital (Note 14).

39	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker.

The chief operating decision-maker analyzed the business, dividing it geographically and in terms of markets for specific products. From a geographic perspective, Management considers the performance of the operations in Brazil, North America, Latin America, Asia Pacific, Europe and Others.

From a product perspective, the analysis considers the following market segments:

39.1	Commercial aviation business

The Commercial Aviation business mainly involves the development, production and sale of commercial jets and rendering of support services, particularly in the regional aviation segment and operating leasing of aircraft.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•

EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

39.2	Defense and security business

The defense and security business operations mainly involve research, development, production, modification and support for military defense and security aircraft, as well as a wide range of products and integrated solutions that include state-of-the-art radars, unmanned aerial systems (UAS), special space systems (satellites) and advanced information and communications systems, such as Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance, or C4ISR systems.

The expansion and diversification of the portfolio, previously focused on military aircraft, was made possible by a strategy of partnerships and acquisitions. One result of this diversification was the signing of an agreement for implementation of the first phase of the Integrated Frontier Monitoring System (SISFRON - Sistema Integrado de Monitoramento de Fronteiras) - by the Tepro Consortium (set up by the subsidiaries Savis Tecnologia e Sistemas S/A and OrbiSat Indústria e Aerolevantamento S/A), which will involve monitoring of approximately 650 kilometers of the border between Mato Grosso do Sul, Paraguay and Bolivia.

The Company’s principal customer is currently the Brazilian Defense Ministry and, in particular, the Brazilian Air Force, although the diversification of the portfolio has resulted in a corresponding diversification of customers: the Brazilian Army and Navy and the Communications Ministry, as well as a growing international presence of our products and solutions.

Follow the main products of the portfolio of Defence and Security:

•

Super Tucano - a light attack aircraft, specially developed to operate in severe climates, be subjected to extremes of temperature and humidity, and equipped with sophisticated navigation and attack, training and flight simulation systems.

•

AMX - an advanced ground attack jet, developed and produced through a cooperation agreement between Brazil and Italy. Embraer was contracted by the Brazilian Air Force to modernize these aircraft, A-1 calls within the client to a version named the A-1M.

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

•

Military Transport and Transportation of Authorities - based on the aircraft of the Commercial Aviation and Executive Jets platforms, the best example of which is the 190PR - based on the EMBRAER 170/190 platform, the objective is transportation of the President of the Republic of Brazil and members of his staff.

•	Radars - Orbisat developed a state-of-the-art radar and sensing system for tree-covered land, the SABER M60, designed and developed for the Brazilian Army.

•

Command and Control - a combination of the expertise of Atech - Negócios em Tecnologias S.A. and Embraer’s investments in system development and integration, enables the Company to offer a suite of Command and Control products, such as Air Traffic Control systems.

•

Unmanned aircraft: Harpia Sistemas, a joint venture between Embraer and AEL Sistemas (a subsidiary of the Israeli group Elbit), is involved in the marketing, development, systems integration, manufacture and after-sale support of unmanned systems.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

39.3	Executive Jets business

The Executive Aviation market operations is constituted by development, production and sale of executive jets as well as by providing support services and aircraft operational leasing to the following product lines:

•	Legacy 600 and Legacy 650 - executive jets in the Super Midsize and Large categories which started to be delivered in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500 - executive jets in the Midsize and Midlight categories, respectively. Both models were launched in April 2008 and are currently in development.

•	Phenom - executive jets in the Entry Jet and Light Jet categories respectively. The first deliveries of Phenom 100 were made in 2008, and deliveries of Phenom 300, started in 2009.

•	Lineage 1000 - an ultra-large executive jet. Deliveries of this model started in 2009.

•

Shuttles - aircraft models based on Embraer Commercial Aviation platforms such as the E-Jets and the ERJ jet family. Shuttles’ main characteristic is the high density of available passenger seats when compared to other executive jets.

39.4	Other

Operations in this segment relate to supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

•	Statement of income data by operating segment - year ended December 31, 2012:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,755.4	1,056.2	1,292.0	74.3	—	6,177.9
Cost of sales and services	(2,809.2)	(791.9)	(1,035.8)	(46.1)	—	(4,683.0)
Gross profit	946.2	264.3	256.2	28.2	—	1,494.9
Gross profit %	25.2%	25.0%	19.8%	38.0%		24.2%

Operating income ( expense )	(507.6)	(149.3)	(216.7)	(9.2)	—	(882.8)
Operating profit before financial income (expense)	438.6	115.0	39.5	19.0	—	612.1

Financial income (expense), net					(6.8)	(6.8)
Foreign exchange gain (loss), net					8.8	8.8
Profit before taxes on income					614.1	614.1

Income tax expense					(265.5)	(265.5)

Net income						348.6

•	Revenue by geographic area - at December 31, 2012:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	875.3	20.6	505.8	47.4	1,449.1
Europe	1,510.6	178.4	254.6	—	1,943.6
Asia Pacific	920.8	79.5	327.4	—	1,327.7
Latin America, except Brazil	144.6	21.7	43.3	0.4	210.0
Brazil	46.0	658.8	136.8	26.5	868.1
Other	258.1	97.2	24.1	—	379.4

Total	3,755.4	1,056.2	1,292.0	74.3	6,177.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•	Assets by operating segment - at December 31, 2012:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	107.2	379.6	40.7	11.6	—	539.1
Property, plant and equipment	928.7	110.4	691.1	8.3	—	1,738.5
Intangible assets	211.7	0.7	649.8	34.3	62.4	958.9

Total	1,247.6	490.7	1,381.6	54.2	62.4	3,236.5

•	Assets by geographic area - at December 31, 2012:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	53.5	263.0	5.2	217.4	539.1
Property, plant and equipment	283.8	710.2	54.3	690.2	1,738.5
Intangible assets	9.8	3.5	0.2	945.4	958.9

Total	347.1	976.7	59.7	1,853.0	3,236.5

•	Statement of income data by operating segment - year ended December 31, 2011:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,751.2	852.0	1,118.8	81.0	—	5,803.0
Cost of sales and services	(2,921.8)	(644.6)	(888.8)	(40.7)	—	(4,495.9)
Gross profit	829.4	207.4	230.0	40.3	—	1,307.1
Gross profit %	22.1%	24.3%	20.6%	49.8%		22.5%

Operating income ( expense)	(672.3)	(125.4)	(174.8)	(16.4)	—	(988.9)
Operating profit before financial income (expense)	157.1	82.0	55.2	23.9	—	318.2

Financial income (expense), net					(90.7)	(90.7)
Foreign exchange gain (loss), net					20.0	20.0
Profit before taxes on income						247.5

Income tax expense					(127.1)	(127.1)

Net income						120.4

•	Revenue by geographic area - at December 31, 2011:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	739.1	27.6	360.8	55.5	1,183.0
Europe	1,013.8	175.9	281.1	—	1,470.8
Asia Pacific	1,041.5	145.2	155.0	—	1,341.7
Latin America, except Brazil	540.3	15.6	83.9	—	639.8
Brazil	294.9	458.3	210.5	25.5	989.2
Other	121.6	29.4	27.5	—	178.5

Total	3,751.2	852.0	1,118.8	81.0	5,803.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

•	Assets by operating segment - at December 31, 2011:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	172.9	307.6	19.1	6.4	—	506.0
Property, plant and equipment	964.9	120.0	359.0	—	6.5	1,450.4
Intangible assets	231.6	69.5	477.0	0.3	29.9	808.3

Total	1,369.4	497.1	855.1	6.7	36.4	2,764.7

•	Assets by geographic area - at December 31, 2011:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	33.3	275.8	5.8	191.1	506.0
Property, plant and equipment	160.3	647.7	46.9	595.5	1,450.4
Intangible assets	1.6	1.5	0.3	804.9	808.3

Total	195.2	925.0	53.0	1,591.5	2,764.7

•	Statement of income data by operating segment – year ended December 31, 2010:

	Commercial Aviation	Defense and security	Executive Aviation	Other	Unallocated	Total
Revenue	3,257.9	821.8	1,209.5	74.9	—	5,364.1
Cost of sales and services	(2,680.8)	(599.5)	(987.3)	(70.5)	—	(4,338.1)
Gross profit	577.1	222.3	222.2	4.4	—	1,026.0
Gross profit %	17.7%	27.1%	18.4%	5.9%		19.1%

Operating income (expense)	(345.3)	(115.6)	(142.3)	(31.1)	—	(634.3)
Operating profit before financial income (expense)	231.8	106.7	79.9	(26.7)	—	391.7

Financial income (expense), net					17.5	17.5
Foreign exchange gain (loss), net					(1.1)	(1.1)
Profit before taxes					—	408.1

Income tax expense					(62.7)	(62.7)

Net income						345.4

•	Revenue by geographic area - at December 31, 2010:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	347.3	24.1	293.6	52.9	717.9
Europe	1,374.1	129.7	241.2	1.6	1,746.6
Asia Pacific	773.4	123.0	294.7	2.5	1,193.6
Latin America, except Brazil	426.7	276.9	123.5	0.3	827.4
Brazil	230.0	221.9	211.5	17.1	680.5
Other	106.4	46.2	45.0	0.5	198.1

Total	3,257.9	821.8	1,209.5	74.9	5,364.1

40	Subsequent events

•

Embraer and AgustaWestland signed in January 2013 a memorandum of understanding aimed at creating a joint venture in Brazil. If a final agreement is reached by the parties and necessary approvals are obtained, the deal could lead to the production of helicopters in Brazil targeted for the commercial market, and military and executive markets in Brazil and Latin America.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of US dollars, unless otherwise stated

AgustaWestland has its main operations in Italy, the UK, Poland and the United States, with service centers, training and support around the world, including a wholly owned subsidiary in Brazil that supports clients in Brazil and Latin America.

•

In February 2013, the Company, through its subsidiary Orbisat Industry SA completed the establishment of the Orbisat Aerolevantamento S.A., with 25% stake in its capital. Headquartered in São José dos Campos, the entity will have as its goal the provision of aerial survey (mapping areas based on advanced technology embedded in aircraft).

•

In February 2013, the Company, through its wholly owned subsidiary Embraer Aircraft Holding Inc. (EAH), constituted Embraer Defense and Security Incorporation (EDSI). Located in the city of Jacksonville - Florida - USA, this subsidiary will be the basis for the LAS program (Light Air Support) for the supply of A-29 Super Tucano aircraft for the U.S. Air Force (USAF).

*        *        *