Form 20-F
period 2013-12-31
EMBRAER S.A.
filed 2014-03-21
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:

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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements at December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 are included in this annual report.

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

In our 2013, 2012 and 2011 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Effective 2008, significant changes were introduced to the accounting aspects of the Brazilian Corporate Law by Law 11,638 of December 28, 2007. In addition, in 2008 certain changes to the accounting principles in Brazil, as well as other changes to the accounting practices adopted in Brazil, or Brazilian GAAP, were introduced by the Comitê de Pronunciamentos Contábeis (Brazilian Accounting Standards Setting Board), and became effective in 2010. These changes to the accounting aspects of the Brazilian Corporate Law and Brazilian GAAP impacted our parent company financial statements as of and for the years ended December 31, 2013, 2012 and 2011 and the basis of our distribution of minimum mandatory dividends. Other than that, such changes had no effect on our consolidated financial statements prepared in accordance with IFRS that are included elsewhere in this annual report.

Because we list our common shares on the Novo Mercado segment of the BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros de São Paulo, or São Paulo Stock Exchange, as of January 2009 we have been required to translate our quarterly and annual financial statements into English. Foreign private issuers are not subject to the quarterly reporting requirements of Exchange Act Rules 13a-13 and 15d-13. Accordingly, foreign private issuers that file annual reports on Form 20-F are only required to promptly furnish, in a Form 6-K, material information such as in a press release that is (1) distributed to stockholders or filed with a national exchange, if made public by that exchange, or (2) required by its domestic laws to be made public.

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jet” refers to narrow body jet aircraft with 30-60 passenger seats;

•	the term “mid-capacity jet” refers to jet aircraft with 70-120 passenger seats - all of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that carry from six to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “ultra-large jet” refers to executive jets that have longer range and over-sized cabin space and carry, on average, 19 passengers; and

•	the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate the value of our backlog by considering all firm orders that have not yet been delivered. A firm order is a firm commitment from a customer, represented by a signed contract and customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. Every time we refer to our backlog in this annual report, we make reference only to firm orders and not to options. We also include the number of aircraft sold by our Defense & Security segment to state-owned airlines in our commercial aircraft backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 450 and Legacy 500) and our defense aircraft;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-120 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors, such as those set forth under “Item 3D. Key Information—Risk Factors.”

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

The following table presents our selected financial data which has been derived from our consolidated audited financial statements prepared in accordance with IFRS as issued by the IASB and other data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The data for the years ended December 31, 2013 and 2012 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data for the years ended December 31, 2011, 2010 and 2009 was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report.

	Year ended December 31,
Consolidated Statements of Income Data	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Revenue	6,235.0	6,167.0	5,790.9	5,364.1	5,497.8
Cost of sales and services	(4,818.9)	(4,676.6)	(4,488.1)	(4,338.1)	(4,428.4)

Gross profit	1,416.1	1,490.4	1,302.8	1,026.0	1,069.4
Operating income (expense)
Administrative	(210.5)	(279.2)	(261.3)	(197.5)	(191.3)
Selling	(454.4)	(480.4)	(418.6)	(374.1)	(304.6)
Research	(74.7)	(77.3)	(85.3)	(72.1)	(55.6)
Other operating (expense) income, net	36.9	(42.8)	(219.7)	9.4	(138.5)
Equity in losses of associates	—	1.2	0.3	—	—

Operating profit before financial income (expense)	713.4	611.9	318.2	391.7	379.4
Financial income (expense), net	(96.4)	(6.8)	(90.5)	17.5	10.2
Foreign exchange gain (loss), net	(14.6)	8.7	20.1	(1.1)	(68.8)

Profit before taxes on income	602.4	613.8	247.8	408.1	320.8
Income tax (expense) benefit	(256.4)	(265.2)	(127.4)	(62.7)	158.1

Net income	346.0	348.6	120.4	345.4	478.9

Attributable to:
Owners of Embraer	342.0	347.8	111.6	330.2	465.2
Noncontrolling interest	4.0	0.8	8.8	15.2	13.7

	Year ended December 31,
Earnings per Share – Basic	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$, except for share data)
Net income attributable to owners of Embraer	342.0	347.8	111.6	330.2	465.2
Weighted average number of shares (in thousands)	729,001	725,023	723,667	723,665	723,665
Basic earnings per share – U.S. dollars	0.4691	0.4797	0.1542	0.4563	0.6428

	Year ended December 31,
Earnings per Share – Diluted	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$, except for share data)
Net income attributable to owners of Embraer	342.0	347.8	111.6	330.2	465.2
Weighted average number of shares (in thousands) – diluted	729,001	725,023	723,667	723,665	723,665
Dilution – issuance of stock options (in thousands)	4.795	2.708	1.18	354	—
Weighted average number of shares (in thousands)	733,796	727,731	724,847	724,019	723,665
Diluted earnings per share	0.4661	0.4780	0.1540	0.4562	0.6428

	At December 31,
Consolidated Statement of Financial Position Data	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Cash and cash equivalents	1,683.7	1,797.0	1,347.8	1,393.1	1,592.4
Financial investments	939.9	578.2	753.6	733.5	953.8
Other current assets	3,144.2	2,983.5	3,062.5	2,856.2	3,096.5
Property, plant and equipment	1,993.3	1,738.4	1,450.4	1,201.0	1,101.3
Intangible assets	1,109.1	958.8	808.3	716.3	725.5
Other long-term assets	1,272.3	1,425.0	1,426.1	1,490.9	1,420.0

Total assets	10,142.5	9,480.9	8,848.7	8,391.0	8,889.5

Short-term loans and financing	79.3	336.3	251.8	72.6	592.4
Other current payables	2,813.4	2,452.4	2,586.6	2,316.1	2,158.2
Long-term loans and financing	2,115.0	1,730.2	1,406.3	1,362.2	1,465.9
Other long-term liabilities	1,502.6	1,611.7	1,486.2	1,508.6	1,790.0
Company shareholders’ equity	3,533.3	3,258.3	3,007.3	3,028.4	2,792.7
Noncontrolling interest	98.9	92.0	110.5	103.1	90.3

Total shareholders’ equity	3,632.2	3,350.3	3,117.8	3,131.5	2,883.0

Total liabilities and shareholders’ equity	10,142.5	9,480.9	8,848.7	8,391.0	8,889.5

	Year ended December 31,
Other Consolidated Financial Data	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Net cash generated by operating activities	564.6	693.0	480.1	873.8	3.6
Net cash used in investing activities	(764.0)	(617.3)	(602.0)	(288.3)	(378.0)
Net cash generated by (used in) financing activities	192.5	422.3	96.4	(802.2)	(23.9)
Depreciation and amortization	290.6	278.8	238.8	219.2	229.3

(1)	No restatement of financial information was made because there were no changes generated in the period by the retrospective application of new accounting rules which came into effect as of 2013.

	At and for the year ended December 31,
	2013		2012		2011		2010			2009
Other Data:
Aircraft delivered during period:
To the Commercial Aviation Market
ERJ 145		—		—		2		6			7
EMBRAER 170		4		1		1		9/2	(1)		22
EMBRAER 175		24		20		10		8			11
EMBRAER 190		45		62		68		58			62
EMBRAER 195		17		23		24		17			20
To the Defense & Security Market
Legacy 600		—		—		—		1			—
Phenom 100		—		—		—		—			4
EMB 135		—		—		—		1			1
EMBRAER 170		—		—		—		—			—
EMBRAER 190		—		—		—		—			2
EMB 145 AEW&C/RS/MP				2		—		—			—
EMB 312 Tucano/AL-X/ Super Tucano		6		14		—		—			26
To the Executive Jets Market
Legacy 600/650		23		19		13		10			18
EMBRAER 145/170/190 Shuttle		2		1		—		3			3
Phenom 100		30		29		41		100			93
Phenom 300		60		48		42		26			1
Lineage 1000		4		2		3		5			3
To the General Aviation Market
Light Propeller Aircraft		60		62		54		40			34

Total delivered		275		283		258		286			304

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
ERJ 145		—		—		—		2			8
EMBRAER 170		1		10		6		10			17
EMBRAER 175		188		35		46		40			15
EMBRAER 190		73		109		162		157			185
EMBRAER 195		17		31		35		41			40
EMBRAER 170 - E2		100
EMBRAER 175 - E2		25
EMBRAER 190 - E2		25
In the Defense & Security Market
EMB 145 AEW&C/RS/MP		1		1		3		3			3
EMB 312 Tucano/EMB 314/EP Super Tucano		12		18		24		16			57
LAS		20
E99		5
EMB 135		—		—		—		—			1
Legacy 600/Phenom 100		—		—		—		—			—
EMBRAER 170/ EMBRAER 190		—		—		—		—			—
In the Executive Jets Market
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		208		272		421		551			737
In the General Aviation Market
Light Propeller Aircraft		—		—		—		—			—

Total backlog (in aircraft)		675		476		697		820			1,063

Total backlog (in millions)	US$	18,205.5	US$	12,462.2	US$	15,441.2	US$	15,543.2		US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market, and

•	the floating rate exchange market.

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average(1)	Period-end
2009	1.7024	2.4218	1.9957	1.7412
2010	1.6554	1.8811	1.7601	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426

	Exchange Rate of Reais to US$1.00
Month/period ended	Low	High	Average(2)	Period-end
October 31, 2013	2.1611	2.2123	2.1886	2.2026
November 30, 2013	2.2426	2.3362	2.2954	2.3249
December 31, 2013	2.3102	2.3817	2.3455	2.3426
January 31, 2014	2.3335	2.4397	2.3822	2.4263
February 28, 2014	2.3334	2.4238	2.3837	2.3334

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

Although the U.S. and world economies have recovered gradually from 2008 crisis, airlines continued to face decreased passenger yields due to increased competition, escalating costs, credit downgrades, liquidity concerns and bankruptcy.

Economic downturns in our industry may reduce air travel demand and corporate and personal spending, which may negatively impact our product lines. Additional impacts of such downturns on the air transport industry have included a decrease in orders of executive jets and a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the Commercial Aviation and Executive Jets segments (see “Item 4C. Information on The Company—Business Overview—Aircraft Financing Arrangements”). A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders from our customers for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the above events will have on the air transport industry as a whole and on our business in particular.

In February 2009, we laid off approximately 20% of our labor force as part of our efforts to reposition Embraer in view of the global economic downturn. The cost of these layoffs was US$61.3 million. In addition, we also experienced aggregate cancellations of 60 aircraft orders by several of our customers. For more information on aircraft cancellations, see “Item 3D. —Our aircraft sales are subject to cancellation provisions that may reduce our cash flow”.

We cannot assure you that material cancellations will not occur in the future or that our other businesses will not be affected. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our revenue and backlog.

We depend on key customers and key suppliers, the loss of any of which could harm our business.

Commercial aircraft. As of December 31, 2013, 88% of our firm orders in backlog for the EMBRAER 170/190 jet family were from the airlines Skywest, American, United, Republic, JetBlue and Flybe, and the leasing companies ILFC and Aldus. We believe that we will continue to depend on a select number of key customers, the loss of any one of which could reduce our sales and reduce our market share. Fewer sales could reduce our profitability.

Increasingly, the commercial airline industry is seeking to reduce costs and increase efficiency, and is experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of aircraft purchases.

Defense aircraft. The Força Aérea Brasileira, or Brazilian Air Force, is our largest customer of defense aircraft products. Revenue from sales to the Brazilian federal government accounted for more than 71% of our Defense & Security revenue for the year ended December 31, 2013. A decrease in defense spending by the Brazilian federal government due to defense spending cuts, general budgetary constraints or other factors that are out of our control could decrease our Defense & Security revenue. We cannot assure you that the Brazilian federal government will continue to purchase aircraft or services from us in the future at the same rate or at all.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2013, we had revenue of US$40.8 million related to contractual fines charged from customers due to contract cancellations, compared to contractual fine charges of US$41.7 million in 2012 and US$67.1 million in 2011. Material cancellations, delays or decreases in the number of aircraft delivered in any year in the future would likely reduce our sales and revenue, and, consequently, our profitability, for that year. A substantial number of cancellations or extensions of delivery schedules could reduce our sales and revenue for a given year, which in turn would reduce our cash flow and backlog.

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

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$810.7 million (or, subtracting provisions and liabilities already recorded in the amount of US$155.3 million as reflected in Note 25 to our audited consolidated financial statements, US$655.4 million) under these guarantees as of December 31, 2013. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if in the future we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 37 to our audited consolidated financial statements.

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in existing Embraer aircraft upon the purchase and acceptance of a new aircraft. We had one trade-in option outstanding in 2011, which was cancelled in 2012, before it was exercised. In 2013, we accepted 15 aircraft, with a total value of US$118.1 million, for trade-in pursuant to trade-in options signed in 2012, with respect to 7 aircraft and 2013, with respect to 16 aircraft. As a result, we are currently subject to trade-in options relating to 8 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that are above the market price of the aircraft, which would result in financial loss for us when we remarket the aircraft.

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

In 2011, we made a total net provision of US$362.8 million related to exposure from financial guarantees and residual value guarantee obligations. Of this amount, US$107.4 million was accounted for under financial (expenses) income, net, and, therefore, did not impact our operating margin. The remaining US$255.4 million was accounted for under other operating income (expenses), net, and, therefore, impacted our operating margin for the year. In 2013 and 2012, we made additional provisions of US$6.7 million and of US$6.0 million, respectively, which are accounted for under operating income (expense), net. In the fourth quarter of 2013, a total of US$180.7 million positively impacted operating results, recognized in the other operating (expense) income, net account. The US$180.7 million comprised a provision reversal of US$109.3 million, coupled with a US$71.4 million payment reversal, which we had already made on these financial guarantees.

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

Traditionally, aircraft original equipment manufacturers, or OEMs, from time to time, have received support from governments through governmental export credit agencies, or ECAs, in order to offer competitive financing conditions to their customers, especially in periods of credit tightening from the traditional lending market. After the “credit crunch” in 2008, the participation of ECAs grew in importance, playing a crucial role in the aviation industry.

In the past, much of this official government support was alleged to constitute unofficial subsidies causing market distortions, which gave rise to disputes among governments at the World Trade Organization, or WTO. Since 2007, an agreement known as the Aircraft Sector Understanding, or ASU, developed by the Organization for Economic Co-operation and Development, or OECD, has provided guidelines for the predictable, consistent and transparent use of government-supported export financing for the sale or lease of aircraft, in order to establish a “level-playing field.” ECAs from signatory countries are required to offer terms and conditions no more favorable than those contained in the ASU’s base financial agreement when financing sales of aircraft that compete with those produced by the OEMs of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by OEMs rather than on the financial packages offered by their respective governments.

The Brazilian ECA, Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Social and Economic Development Bank), or BNDES, together with the Brazilian National Treasury Export Guarantee Fund, offer financing and export credit insurance to our customers under terms and conditions required by the ASU. Any reduction or restriction to the Brazilian export financing program, and any increase in our customers’ financing costs for participation in this program, above those provided in the ASU’s base financial agreement, may cause the cost-competitiveness of our aircraft to decline. Other external factors may also impact our competitiveness in the market, including, but not limited to, aircraft OEMs from countries which are not signatories to the ASU agreement offering attractive financing packages, or any new government subsidies supporting any of our major competitors.

The Brazilian federal government may reduce funds available to our customers under government-sponsored financing programs.

From 2004 through 2013, approximately 20% of the total value of our Commercial Aviation export deliveries was subject to financing support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação), or FGE, a special fund linked to the Ministry of Finance and managed by the BNDES to foster exports. We cannot ensure that the Brazilian federal government will continue to provide sufficient funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to fewer deliveries and result in lower profitability for us.

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

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$737.0 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 Legacy 450/500 jet families and the E2 jet family through December 31, 2013. A portion of these cash contributions would have to be refunded by us to the risk-sharing partners if we had failed to fulfill certain agreed-upon milestones. The full amount of these cash contributions had become nonrefundable during 2013, as we had met all the required milestones.

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

As of December 31, 2013, there was a US$232.0 million provision recorded as a liability on our statement of financial position in connection with litigation contingencies that we classify as probable losses. We are awaiting a final decision in these proceedings. We cannot assure you that we will prevail in these proceedings or that we will not have to pay significant amounts, including interest, to the Brazilian federal government in the future as a result of these proceedings.

We may be required to pay substantial fines and/or to incur other sanctions as a result of an inquiry by the U.S. Securities and Exchange Commission, or SEC, and U.S. Department of Justice, or DOJ, concerning the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act.

We received a subpoena from the SEC and associated inquiries from the DOJ into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in September 2010, which inquired about certain operations concerning sales of aircraft abroad. The internal investigation and related government inquiries concerning these matters remain ongoing and we, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against us with respect to these or any related matters that may arise in the future, or we enter into an agreement to settle such matters, we may be required to pay substantial fines and/or to incur other sanctions or liabilities. See “Item 8A. – Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our business, financial condition and results of operations could suffer as a result of current or future regulatory proceedings and/or litigation.

We are subject to risks relating to legal, governmental and regulatory proceedings and/or investigations to which we are currently a party or to which we may become a party in the future. Such proceedings and/or investigations involve, among other things, non-compliance with labor and tax regulations and/or alleged or suspected violations of applicable laws. For additional information with respect to specific proceedings see “Item 8A. – Consolidated Statements and Other Financial Information - Legal Proceedings.” Under certain circumstances we either record a provision for risks arising from legal disputes and proceedings or report possible contingent liabilities, as per Notes 23 and 26 to our audited consolidated financial statements. There can be no assurance that the results of these or any other proceedings and/or investigations will not materially harm our business or reputation. In addition, each of these risks may have a material adverse effect on our financial condition or results of operations, and our provisions for legal proceedings-related losses may not be sufficient to cover our ultimate losses or expenditures.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the number of seats, weight of aircraft and number of 76 seat commercial jet aircraft in an airline’s fleet operated by regional carriers. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 76 seat jet category may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the Agência Nacional de Aviação Civil - ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the U.S. Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers in those regions. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of such laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

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

Brazil experienced extremely high rates of inflation during the decade of the 1980s and in the early part of the 1990s. Since 1994, Brazil’s inflation has been under control. More recently, Brazil’s annual rate of inflation was 4.3%, 5.9%, 6.5%,5.8% and 5.9%, from 2009 through 2013, respectively, as measured by the Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index), or IPCA. Although inflation rates in Brazil are under control to a certain extent, there continues to be some inflationary pressure as a result of the strong expansion of the Brazilian economy in recent years. Among the effects of such inflationary pressure, labor costs have risen. More recently, the Brazilian government has taken certain fiscal actions in order to keep inflation under control.

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

For example, in 2002, the real to U.S. dollar exchange rate increased by 52.3% due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the R$ to US$ exchange rate decreased by 18.2%, 8.1%, 11.8%, 8.7%, and 17.2% in 2003, 2004, 2005, 2006, and 2007, respectively, in 2008 it appreciated by 31.9%, mainly as a result of the global economic crisis. In 2009 and 2010, the real to U.S. dollar exchange rate decreased by 25.5% and 4.3%, respectively, mainly as the effects of the global economic crisis on the Brazilian economy appeared to be less severe than in other parts of the world. In 2013 and 2012, such rate increased by 14.6% and 8.9%, respectively. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future. See “Item 3A.—Exchange Rates.”

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

Appreciation of the real against the U.S. dollar may also have an adverse impact on the competitiveness of our products, as approximately 25% of our total costs are incurred and denominated in reais. Therefore, appreciations of the real against the U.S. dollar or other currencies increase the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

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

The market value of securities of Brazilian issuers is affected in varying degrees by economic and market conditions in other countries, including in developed countries, such as the United States and certain European countries, and in emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, the 2008 global economic crisis has had an impact on many economies and capital markets around the world. This crisis was evidenced by instability in the value of securities and capital markets, stock and credit market volatility, instability of most currencies, unavailability of credit, higher interest rates, a widespread reduction in demand, a general economic slowdown and other factors that could adversely affect our financial condition and diminish investors’ interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our common shares and ADSs, diminish investor interest in securities of Brazilian issuers, including our common shares and ADSs, and make it more difficult for us to access the capital markets and finance our operations on acceptable terms or at all.

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

The Brazilian federal government has veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs, and its interests could conflict with the interests of the holders of our common shares or ADSs.

The Brazilian federal government holds one share of a special class of our common stock called a “golden share,” which carries veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs (whether or not the Brazilian federal government participates in such programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian federal government. The Brazilian federal government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot assure you that we will be able to obtain approvals from the Brazilian federal government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required in the future.

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2 and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. We are also marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super mid-size categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are positioned in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390), basic and advanced training and light attack aircraft (Super Tucano), unmanned aerial systems (UAS), and geostationary defense and communications satellites.

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

AEL Sistemas

In April 2011, we and AEL Sistemas, a subsidiary of the Israeli company Elbit Systems Ltd., announced the execution of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the potential creation of a company to explore this segment with a majority participation of our Defense & Security business unit.

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

In December 2012, we and Boeing announced the Runway Situation Awareness Tools project, which will provide a shared set of tools to customers of both companies and reduce runway excursions. This new project strengthens the collaboration between two of the world’s largest aerospace companies.

At the Paris Air Show in June, 2013, we announced a partnership with Boeing to market and sell the KC-390 medium-airlift aircraft. Under the agreement, Boeing is the lead for KC-390 sales, support and training opportunities in the U.S., United Kingdom and select Middle Eastern markets. Embraer will manufacture the aircraft and collaborate on sales, support and training.

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

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, using the infrastructure, financial resources and workforce of HEAI. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China, which is to replace the discontinued ERJ 145 family, and aims to serve the growing demand of the Chinese executive aviation market. In 2013, we initially produced one Legacy 600/650 jet in China, and have plans to increase capacity in the future.

CAE

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE, to form a global training joint venture. The partnership provides comprehensive entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel for Phenom 100 entry-level jets and Phenom 300 light jets. This training program was first offered at CAE SimuFlite in Dallas, Texas, following the commencement of operation of the Phenom 100 in 2008, and expanded to Burgess Hill in the U.K. in 2009 and Guarulhos in 2012.

Liebherr Aerospace

In July 2008, we acquired a 40% interest owned by Liebherr Aerospace SAS, or Liebherr, in ELEB–Equipamentos Ltda., or ELEB, a 60%/40% joint venture that we formed with Liebherr in 1999, for US$20.0 million, making us the sole equity holder of ELEB. ELEB is an aerospace system and component manufacturer and its main products include landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

Bradar

In May 2011, we executed a US$25.7 million agreement to purchase a 90% stake in the capital stock of the radar business of OrbiSat da Amazônia Indústria e Aerolevantamento S.A., or Bradar, a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. This was the first acquisition made by the Defense & Security business unit. As a result of this transaction, the company was renamed Orbisat Indústria e Aerolevantamento S.A. and then, in early 2013, renamed Orbisat Indústria S.A. A subsidiary named Orbisat Aerolevantamento Ltda. was also established. In late 2013, the company announced the adoption of the new brand “Bradar” and the names Bradar Indústria S.A. and Bradar Aerolevantamento Ltda., which are still pending finalization on December 31, 2013. Bradar also announced contracts valued at approximately US$25 million in the areas of radar and remote sensing services.

Atech

In April 2011, we announced the acquisition of US$23.3 million of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, or C4I, systems and improving our capabilities of providing integrated systems for the defense and security, command and control, air defense and air traffic control markets. In September 2013, Embraer Defense & Security signed a contract to acquire the remaining 50% of the shares of Atech and is now the only shareholder of Atech.

AEL & Harpia

In April 2011, Embraer’s Defense & Security business unit and AEL Sistemas S.A., or AEL, a subsidiary of the Israeli company Elbit Systems Ltd., announced the execution of a strategic agreement for the evaluation of joint exploration of unmanned aerial systems, including the potential creation of a company with majority participation of Embraer’s Defense & Security business unit to work in the segment.

In September 2011, Embraer’s Defense & Security department and AEL formalized this partnership and created a new company, Harpia Sistemas S.A., or Harpia, to focus on the unmanned aerial systems market. We hold 51% of Harpia’s capital, and AEL holds the remaining 49%. Harpia’s activities will involve marketing, development, systems integration, manufacture, sales, and after-sale support for unmanned aerial systems, as well as simulators and the modernization of avionics systems. We aim to provide broader solutions for complex systems, with a view to increasing the market share of Brazilian-made products in the national defense and security market. As a part of this partnership, and for the purpose of participating in the process of transferring technology to Brazil, we acquired 25% of AEL’s capital for R$5.0 million.

In February, 2013, Embraer Defense & Security and AEL announced the acquisition by Avibras Air and Naval Division, Inc., or Avibras, of shares of Harpia to jointly develop the market for unmanned aircraft systems in Brazil. As a result, Avibras will hold a 9% stake of the company, whereas AEL will hold 40%. Embraer Defense & Security will remain the majority shareholder, with 51%.

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

In May 2012, we and Telebras signed the Shareholders’ Agreement and the Bylaws to form Visiona Tecnologia Espacial S.A., or Visiona, with the initial goal of acting in a Brazilian geostationary satellite program, with “whole system” integration, including the space segment, the service launch and ground segments. This is a key step for our entry into the space segment, specifically the satellite sector.

Visiona’s head offices will be located in the Technological Park of the city of São José dos Campos, São Paulo, Brazil, where it also intends to establish a Space Technology Development Center, working in partnership with Brazil’s most relevant aerospace educational and research organizations, and accelerating the capabilities of the Brazilian space industry.

In November 2012, the operation and constitution of Visiona Tecnologia Espacial S.A. was approved by the Administrative Council of Economic Defense, or CADE, without restrictions.

In November 2013, Visiona was selected by Telebras to be the integrator of the SGDC system that, once delivered, will be operated by Telebras and the Brazilian Ministry of Defense. In December, Visiona signed a contract with Thales Alenia Space France and Arianespace, which have agreed to furnish a satellite and to launch it, respectively.

Savis Tecnologia e Sistemas S.A.

In November 2012, the Brazilian Army signed a contract for the implementation of Phase I of the Sisfron program (Sistema Integrado de Monitoramento de Fronteiras) with a consortium, or the Tepro consortium, composed of two companies, Savis Tecnologia e Sistemas S.A. and OrbiSat Indústria e Aerolevantamento S.A., both controlled by Embraer Defense & Security. Sisfron is the Integrated Border Surveillance System the Brazilian Army is developing on the Western borders of Brazil. This contract is worth R$839 million (approximately US$404 million).

Sisfron’s first phase will include the monitoring of approximately 650 kilometers of land border, covering the border between the Brazilian State of Mato Grosso do Sul, an area that falls under the responsibility of the Brazilian Western Military Command (Comando Militar do Oeste). The subsystems to be developed during this first phase are under the responsibility of the Fourth Mechanized Cavalry Brigade, in Dourados, the Brazilian Western Military Command’s headquarters, in Campo Grande, and the Brazilian Army’s High Command, in Brasília (Federal District). Sisfron has as its main objective the surveillance and protection of Brazilian land borders stretching 16,886 kilometers dividing 11 Brazilian states and 10 neighboring countries, encompassing 27% of the nation’s territory.

In May 2013, the Tepro consortium concluded its selection of the primary suppliers of the electromagnetic signal sensor, tactical communications, optronics, and infrastructure systems. In June 2013, it concluded the selection of the main suppliers for all subsystems of Sisfron’s first phase.

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

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets segments. Development expenditures totaled US$230.6 million in 2013, US$209.3 million in 2012, US$121.3 million in 2011 and US$62.8 million in 2010, net of used cash contributions from risk-sharing partners, which totaled US$51.8 million in 2013, US$1.0 million in 2012, US$85.8 million in 2011 and US$99.4 million in 2010. Development expenditures for 2013 remained stable in comparison to 2012, mainly due to consistent expenditures related to Executive Jets programs, and the increase in development expenditures in 2011 relative to 2010 is mainly attributable to the Executive Jets business as well.

The increase in cash contributions from risk-sharing partners in 2013 relative to 2012 is mainly due to the E-Jets E2 family, which commenced development in 2013. The significant decrease in cash contributions from risk-sharing partners in 2012 relative to 2011 is mainly due to the lack of contractual milestones that were set to take place in 2012. The decrease in cash contributions from risk-sharing partners in 2011 relative to 2010 is mainly due to the contribution schedule agreed with our risk sharing partners. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be R$1.7 billion through 2020. Our investment in the Legacy 450/500 executive jets is estimated at US$750.0 million and is expected to be invested through 2015, in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The Legacy 500 executive jet is expected to enter into service in the first half of 2014, and the Legacy 450 is expected to enter service one year after the Legacy 500.

Our total disbursements in capital expenditures related to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) were US$294.3 million in 2013, US$207.9 million in 2012 and US$162.2 million in 2011. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2014, we expect to invest approximately US$650 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$400 million will be invested in our research and product development activities, exclusive of contributions of risk-sharing partners, and US$250 million will be invested in property, plant and equipment. The US$250 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, (2) E-Jets E2 family, and (3) the construction of two plants in Evora, Portugal, which was started in July 2008.

We expect to invest approximately 80% of our budgeted US$650 million capital expenditures for 2014 in Brazil, most of which will be invested in research and development activities. The remaining 20% of our capital expenditures will be invested abroad, mainly on property, plant and equipment at our new industrial facilities in the city of Evora, Portugal.

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

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity jets) in the world, based on 2013 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. Our Commercial Aviation business, including aviation-related services, accounted for 53% of our revenue in 2013. We are the leading supplier of defense aircraft to the Brazilian Air Force, based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia, the United States and Latin America. Our Defense & Security business, including aviation related services, accounted for 19.2% of our revenue in 2013. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our Executive Jets business, including aviation related services, accounted for 26.4% of our revenue in 2013. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. Other related businesses accounted for 1.4% of our revenue in 2013. For the year ended December 31, 2013, we generated revenue of US$6,235 million, of which approximately 78% was U.S. dollar-denominated. At December 31, 2013, we had a total firm order backlog of US$18.2 billion, which included 429 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft sold, we are a leading manufacturer of jets up to 130 seats, with a strong global customer base. More than 85 airlines from over 50 countries are flying our commercial jet aircraft on the five continents of the world. Our customers include some of the largest and most significant regional and low-cost airlines and commercial carriers in the world.

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

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2013, engineers comprised 29.1% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

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

Continuing to Market Our Commercial Aircraft. We are fully committed to continuing to market our jets up to 130 seats (ERJ 145 family and the E-Jets family). As of December 31, 2013, we had approximately 700 units of the ERJ 145 jet family and 1,000 units of the EMBRAER 170/190 jet family in activity and service. We believe that market opportunities exist for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will have opportunities with mainline and low-cost airlines that are right-sizing their fleets in order to adjust capacity to explore low to mid-density markets. As of December 31, 2013, we were leaders in the segment of jets up to 130 seats in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering a full range of jets up to 130 seats to our customers.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all executive jet categories, from the entry-level to the ultra large. We have developed the Legacy 600, a super mid-size jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, and the Lineage 1000, an ultra large jet, and are developing the Legacy 450 and the Legacy 500 in the mid-light and mid-size categories, respectively. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet, which is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 53% of our revenue for the year ended December 31, 2013.

Products

We developed the ERJ 145 family, our 37-50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. We are continuing to develop the EMBRAER 170/190 jet family, our 70-130 seat platform, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our strength in the jet market. We continue to monitor and analyze market trends, customer requirements and aircraft demand to guide our product development according to market needs.

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed and comfort than a turboprop. The ERJ 145 was certified by the Brazilian Aviation Authority in November 1996, the FAA in December 1996, the European Aviation Authority in April 1997, the Australian Aviation Authority in June 1998 and the Civil Aviation Administration of China, or CAAC, in December 2000. We began delivering the ERJ 145 in December 1996. In September 2007, we delivered our 1,000th ERJ 145 aircraft, manufactured by Harbin Embraer Aircraft Industry Co. Ltd., to the HNA Group.

The development of the ERJ 145 aircraft was partially based on the EMB 120 Brasilia and has approximately 30% commonality in terms of parts and components with that aircraft, including the nose section and cabin. The ERJ 145 has a maximum cruising speed of Mach.78, or 450 knots, and a maximum fully loaded range of 1,200 nautical miles in its standard version. The ERJ 145 is equipped with engines built by Rolls-Royce Allison. In addition, the ERJ 145 is equipped with sophisticated flight instruments, such as engine-indication instruments, crew-alert systems and digital flight control systems produced by Honeywell.

The ERJ 145 is also available in a long-range, or LR, version, and, in response to customer requests, we have developed an extra-long-range, or XR, version of the aircraft. The ERJ 145 LR features a larger fuel tank, more powerful engines and greater range than the standard version. The ERJ 145 LR, which was certified by the Brazilian Aviation Authority, the FAA and the European Aviation Authority in 1998, and by the CAAC in November 2000, uses more powerful engines than the standard version, allowing the fully loaded aircraft to operate on routes of up to 1,550 nautical miles. The ERJ 145 XR features a new and updated turbofan engine, increased capacity fuel tanks and winglets. The ERJ 145 XR, which was certified by the Brazilian Aviation Authority in August 2002 and by the FAA in October 2002, offers a maximum, fully loaded range of 2,000 nautical miles and enhanced operational capabilities for hot weather and high altitudes. Deliveries of the ERJ 145 LR began in February 1998, and deliveries of the ERJ 145 XR began in October 2002.

The ERJ 135 is a 37-seat regional jet based on the same design as the ERJ 145. The ERJ 135 has approximately 96% commonality in terms of parts and components with the ERJ 145, resulting in reduced spare-parts requirements and permitting the utilization of the same ground support equipment for customers that use both aircraft. The ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. Deliveries of the ERJ 135 began in July 1999.

The ERJ 135 has a maximum operating speed of Mach .78, or 450 knots, and a maximum fully loaded range of 1,300 nautical miles in its standard version. The ERJ 135 uses the same engines, sophisticated flight instruments, digital flight control systems and body design as the ERJ 145. The ERJ 135’s fuselage is 11.6 feet shorter than the ERJ 145’s. The ERJ 135 is also available in a LR version, with maximum fully loaded range of l,750 nautical miles. The LR version received certification simultaneously with the standard version and began deliveries in August 1999.

We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and is manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and by the FAA in July 2001. The ERJ 140 has a maximum fully loaded range of 1,250 nautical miles in its standard version. The ERJ 140 is available in LR version, with maximum fully loaded range of 1,650 nautical miles. We began delivering the ERJ 140 in August 2001.

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

The EMBRAER 170/190 jet family’s principal features are:

•	Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,700 nautical miles, respectively, and each is available in the long-range version, with maximum fully loaded ranges of 2,100 and 2,000 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,800 and 1,500 nautical miles, respectively, and each is available in the long-range version with maximum fully loaded ranges of 2,400 and 2,200 nautical miles, respectively.

•	Ground servicing. The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•	Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the existing mid-capacity jets of our competitors, including those mid-capacity jets that are in the development stage.

In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. Embraer estimates its total investments in the new E-Jets E2 models to be US$1.7 billion over the next eight years.

The launch of the E2 builds on our vision to offer leading-edge commercial jets with a capacity right-sized for 70 to 130 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost, and network carriers. Our strategy is to offer all the benefits of a clean-sheet design, but with the reliability of a mature platform and commonality with current generation E-Jets. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal, today and in the future.

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 88 passengers, while the E190-E2 is the same size as the E190, of up to 106 seats. The E195-E2, compared to the current E195, has grown by three seat rows and will accommodate up to 132 seats.

EMB 120 Brasilia

The EMB 120 Brasilia is a pressurized twin wing-mounted turboprop aircraft that accommodates up to 30 passengers. The EMB 120 Brasilia was developed in response to the commercial airline industry’s demand for a high-speed and fuel-efficient 30-seat regional aircraft. The EMB 120 Brasilia was certified by the FAA in May 1985 and by the Brazilian Aviation Authority in July 1985. Since its introduction in 1985, we have delivered 352 EMB 120 Brasilias for the regional market and six EMB 120 Brasilias for the defense and security market.

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2013, our largest customers, by aircraft in service, were Express Jet, American Eagle, Republic, Azul, Tianjin – HNA, JetBlue, Aeromexico, HOP! – Air France, Air Canada, Lufthansa, Trans States, LOT, KLM Cityhopper, Flybe, Austral – Aerolineas Argentinas, Kenya Airways, China Southern, US Airways, Virgin Australia, Saudia, JAL and COPA.

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

The Embraer network of authorized service centers that support our Commercial Aviation aircraft fleet is also expanding with our recent additions of third-party repair stations. As of December 31, 2013, these centers are:

•	TAP Maintenance & Engineering, in Porto Alegre, in the State of Rio Grande do Sul, Brazil;

•	FlyBe Aviation Services, in Exeter, United Kingdom;

•	Tianjin Airlines, in Tianjin, China;

•	HOP REGIONAL Maintenance Services, in Clermont-Ferrand, France;

•	Atlantic Air Industries (AAI), in Toulouse, France, with a subsidiary in Casablanca, Morocco;

•	LOTAMS – LOT Aircraft Maintenance Services, in Warsaw, Poland;

•	John Holland Aviation Services, in Melbourne, Australia;

•	STAECO, in Ji’nan, China;

•	Egyptair Maintenance & Engineering, in Cairo, Egypt; and

•	LLC NORD-TECHNIK, in Arkhangelsk, Russia.

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

50–seat category

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

70-130–seat categories

We currently face our strongest competition against the following aircraft in these categories:

•	ATR-72, a 64-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 85-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	A318, a 100-plus-seat jet produced by Airbus;

•	737-600, a 100-plus-seat jet produced by Boeing; and

•	SSJ100, a 95-seat regional jet produced by Sukhoi.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2015;

•	COMAC’s ARJ21, with the 90-seat regional jet version officially scheduled to enter into service in 2014; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 92-seat regional jet launched in March 2008, which is expected to enter into service by 2016.

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

Defense and Security Business

In 2011, Embraer added capabilities and broadened the scope of its corporate unit dedicated to the defense and security market. The creation of the new Embraer Defense & Security unit is an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

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

As of December 31, 2013, we had sold more than 1,350 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense and security business accounted for 19.2% of our revenue for the year ended December 31, 2013.

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

Embraer also develops and integrates state-of-the-art C4ISR systems for defense customers that require accurate information on a real-time basis. Our C4ISR systems operate in all three of our EMB aircraft. The information provided by C4ISR systems seeks to give top defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively. We believe that the entry of Embraer in the C4ISR systems sector is made possible by Embraer’s technical understanding of several key topics such as knowledge management, visualization technologies, decision-making tools and concept-development methodologies. One practical example of Embraer’s contributions to the C4ISR field is the definition and development of a datalink protocol delivered to the Brazilian Air Force in 2009.

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

The Super Tucano is used for advanced pilot training and for surveillance operations in the Amazon region of Brazil in connection with the Brazilian federal government’s Sistema de Vigilância da Amazônia (System for the Surveillance of the Amazon), or SIVAM, program.

The Super Tucano is still one of the highlights of our Defense & Security business unit due to its versatility, its excellent performance for training and operational missions and its competitive pricing, together with its low operating and maintenance costs. In 2012, we signed an agreement with Boeing that will add capabilities to the A-29 Super Tucano by the integration of weapons that meet the future demand of our customers. The Super Tucano currently has 210 firm orders, out of which 178 aircraft have already been delivered.

During 2013, six Super Tucanos were delivered to the National Air Force of Angola.

In February 2013, the A-29 Super Tucano was selected by the United States Air Force, or USAF, for its Light Air Support, or LAS program, with a firm order for 20 aircraft. The aircraft will be supplied in partnership with Sierra Nevada Corporation, the prime contractor, and will be used to conduct advanced flight training, aerial reconnaissance, and light air support operations.

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

The KC-390 development program is ongoing and on schedule. In 2011, the selection of key suppliers and partners was completed and the joint definition phase, during which the specific configuration of the KC-390 was more clearly defined, began. Main suppliers include:

•	International Aero Engines (IAE), for the propulsion system;

•	Rockwell Collins International, which will supply the basic avionics systems;

•	DRS Defense Solutions, for the cargo handling and aerial delivery system (CHS/ADS);

•	ELEB, an Embraer industrial unit, which will develop and manufacture the landing gears and hydraulic reservoirs;

•	Aeroletronica (AEL), for the mission computers, head-up displays, self protection systems, enhanced vision system and the directed infrared countermeasures system (DIRCM);

•	Liebherr Aerospace, which will supply the environmental and cabin pressure control systems;

•	BAE Systems, for the flight controls electronics and the pilots’ sidesticks;

•	UTAS (formerly Goodrich Corp.), for the primary flight controls actuators, air data system and a number of other components; and

•	Esterline Control Systems, for the autothrottle system and other cockpit inceptors, except for the sidesticks.

Industrial partnerships on the KC-390 airframe include Aero Vodochody, in the Czech Republic, FAdeA, in Argentina, and Embraer’s subsidiary OGMA – Indústria Aeronáutica de Portugal and EEA – Empresa de Engenharia Aeronáutica, in Portugal.

In 2012, we signed a cooperation agreement with Boeing Defense, Space and Security for the KC-390 program. The agreement provides for the sharing of expertise and joint evaluation of specific markets where sales strategies can be established for medium-sized military transport aircraft. This agreement allows the KC-390 to have penetration in markets not previously considered in the original business plan of the aircraft.

In March 2013, Embraer successfully completed the Critical Design Review (CDR) phase of the KC-390 with the Brazilian Air Force. One month later, the commercial campaign for the new aircraft was formally launched.

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

Government Transport Aircraft

We are marketing our wide line of commercial and executive jets, as well as derivatives of these airplanes, to Defense & Security customers. For example, in 2008, we delivered one Legacy 600 to the Ecuadorian government, and in 2009 we delivered two modified versions of the EMBRAER 190 commercial aircraft to the Brazilian Air Force to serve as the presidential aircraft. These aircraft have a spacious and comfortable cabin, including space for meetings and a private area for the Brazilian president. In 2009, Embraer also delivered two ERJ 135s to the Thai Armed Forces for VIP transport and four Phenom 100s to the Pakistani Air Force. In 2010, two other aircraft for the transportation of authorities were delivered: an ERJ 135 to the Thai Navy and a Legacy 600 to the government of Panama.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and we currently have five ongoing programs under contract, four with the Brazilian Armed Forces and one with the Colombian Air Force. The first program, known as F-5BR, which signed in 2000, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. In 2012, we delivered the two remaining modernized F-5 fighter jets under this program. In continuation of this contract, in the beginning of 2011 we signed a contract with the Brazilian Air Force to modernize 11 additional F-5 fighters’ jets and to supply 1 more flight simulator for these fighters. The first delivery of this second group of upgraded jets is scheduled for 2014.

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years. In June 2012, in a ceremony held in our Gavião Peixoto facility, the first A-1M made its first flight. In September, 2013, Embraer Defense & Security delivered the first A-1M fighter jet to the Brazilian Air Force.

By the end of 2013, 25 aircraft were already in our facilities: 2 flight test prototypes and 23 serial production AMXs in different phases of the revitalization and modernization processes.

The third modernization program is to upgrade 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation) aircraft of the Brazilian Navy with a view to incorporating new technology for these aircraft, including new avionics, radars, power production and autonomous oxygen generating systems. We reached an important milestone at the end of 2011 with the completion of the project configuration phase. This modernization program is on track, and in 2012 we tested the embedded software of the avionics RIG and material was made available for initiating the modernization of the first test prototype. The first flight was performed in August, 2013. First deliveries will begin in 2014.

In January, 2013, Embraer Defense & Security and the Brazilian Air Force signed a contract to modernize five EMB 145 AEW&C (Airborne Early Warning and Control). The contract provides for the updating of electronic warfare systems, command and control systems, electronic countermeasures and air surveillance radar. The contract also provides for six mission planning and analysis stations that will be employed in the training and improvement of crews.

In January, 2011, Embraer Defense & Security signed a contract for modernizing 14 EMB 312 Tucano training aircraft of the Colombian Air Force (FAC). This program includes the installation of state-of-the-art digital avionics and the substitution of their wings and landing gear.

Services and Support – Defense & Security

Our Defense & Security customer service portfolio involves Material Support, Training, Field Support, Technical Support and MRO–Maintenance, Repair and Overhaul.

Our Customer Support and Services department provides the support and services required by our customers for aircraft operational success, ensuring readiness and sustained mission capability. The provision of world-class support and services to our customers is essential to our business strategy and the maintenance of enduring relationships with customers.

In 2013, our sales efforts resulted in a contract for logistics support for the fleet of 92 A29 Super Tucano family aircraft operated by the Brazilian Air Force. The contract, for up to R$252 million, including R$29 million of additional services, covers a wide range of services, aimed at increasing the availability of aircraft for required missions.

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

Executive Aviation Business

We refer to our executive aviation business segment as “Executive Jets.” We developed a line of executive jets: the Legacy 600, a super mid-size jet, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. The Legacy 500 and 450 development program continues on track, with more than 650 employees fully engaged in these projects, and the first delivery of the Legacy 500 is planned for the first half of 2014, while the first delivery of the Legacy 450 is planned for one year later. In 2009, we presented the new Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, and high-net-worth individuals. Our Executive Jets segment accounted for 26.4% of our revenue for the year ended December 31, 2013, resulting from the delivery of 30 Phenom 100 jets, 60 Phenom 300 jets, 25 Legacy 600/650 jets and 4 Lineage 1000 jets. On December 31, 2013, our firm orders in backlog for our executive jets totaled US$2.4 billion.

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

In October 2009, we presented the Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super mid-size Legacy 600, having a longer range for up to 14 passengers. The Legacy 650 may fly up to 3,900 nautical miles nonstop with four passengers or 3,800 nautical miles with eight passengers, which is approximately 500 nautical miles more than the Legacy 600’s range.

The Legacy 600 and the Legacy 650 compete with aircraft produced by Dassault Aviation, Bombardier, Gulfstream and Hawker Beechcraft. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna and Bombardier. Boeing and Airbus are the main competitors for the Lineage 1000 ultra-large jet.

We include an executive jet order in backlog once we have received a firm commitment, represented by a signed contract. We customarily receive a deposit at the time of order, progress payments totaling 15% to 30% of the aircraft price, and the full payment of the balance is due upon delivery. We generally receive between US$10,000 and US$200,000 for each option to purchase an executive jet.

Services and Support – Executive Jets

We expect to enhance customer support and services offered to the Executive Jets segment. In this respect, we have added four wholly-owned service centers since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; and Bradley, Connecticut, and we are revamping the authorized service center network for executive jets. At the end of 2013, we had 66 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training joint venture, to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. The initial training program has started to be offered at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and expanded to Burgess Hill in the U.K. in 2009. In 2012, a new training center was opened in Guarulhos, Brazil, in order to support the growing fleet of Phenom jets in the region. This joint venture provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2012, we implemented a mobile rescue support service in the United States and in Brazil, with fully equipped trucks and vans. We also implemented a spare parts distribution center in Las Vegas in order to better support the executive jet customers on the west coast of the United States.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets, and to measure this satisfaction, we take a yearly customer experience survey of the Executive Jet customers, aimed at the development of action plans that will allow us to provide effective responses to our clients.

In August 2013, our Executive Jets product support was once more ranked in second place in the business aviation industry, according to a survey by Aviation International News magazine. The magazine noted the consistent results from its 2012 survey, gauged from positive responses of customers who recognize our work in providing excellent customer support and services.

Once more, our three service centers in the United States have received the FAA Diamond award, a certificate of excellence related to maintenance technician training, for the third time.

In 2013, we completed the certification of approximately four new authorized service centers worldwide.

We have signed memoranda of understanding with 17 service centers around the world for the Legacy 450/500 entry to service, and the agreements will be finalized before the aircraft enters service in 2014.

During 2013, FlightSafety International was selected as the training provider for the Legacy 450/500 and by year end the first Full Flight Simulator was already built and is scheduled to be certified before the aircraft entry to service in 2014.

In the area of technological innovation, we launched the eTechPubs app for iPad, which offers all technical manual information for the Phenom 100/300 and Legacy 600/650 jets operators.

In the last quarter of 2013, we celebrated the opening of our Executive Jets Service Center in Sorocaba, complementing our São José dos Campos facility, Brazil, with expanded operations and capacity for a larger hangar.

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

We held 14 face-to-face meetings with customer groups during 2013, including the Embraer Executive Operators Conferences, or EEOCs, and dedicated mini-conferences with our fleet operators.

Other Related Businesses

We provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related Businesses accounted for 1.4% of our revenue for the year ended December 31, 2013.

Subcontracting

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner to Sikorsky. These contracts expire in 2015.

General Aviation Aircraft

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000. We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2013, we had delivered a total of 1,315 of these aircraft, including 60 in 2013.

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

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Furthermore, leasing operations involving EMBRAER 170, EMBRAER 175 and EMBRAER 190 pre-series aircraft contributed to the current results. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio composed of 168 aircraft, of which 26 are under operating leases, 54 are available or under lease/sale negotiations, 4 are performing flight tests at Embraer, and 84 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

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

As more pre-owned aircraft begin to trade in the market, Embraer and ECC Leasing are working together to create the Embraer Lifetime Programme to better support our customers. The program will allow customers of our pre-owned and new aircraft to select from a wide array of services, including, among other things, training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage. Customers who enroll in this program will pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among other things. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package. The program will allow us to continuously improve the level of support we offer to our pre-owned aircraft customers.

Markets

The following table sets forth our revenue by line of business and geographic region of the end users of our aircraft for the periods indicated:

	Year ended December 31,
	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Commercial Aviation
North America	1,089.4	875.3	739.1	347.3	796.8
Latin America (except Brazil)	457.9	144.6	540.3	426.7	157.9
Asia Pacific	546.3	920.8	1,041.5	773.4	815.8
Brazil	103.5	46.0	294.9	230.0	282.8
Europe	916.4	1,510.8	1,013.8	1,374.1	1,463.8
Others	193.5	257.9	121.6	106.4	268.6

Total	3,307.0	3,755.4	3,751.2	3,257.9	3,785.7

	Year ended December 31,
	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Executive Jets
North America	632.2	505.9	360.8	293.6	326.0
Latin America (except Brazil)	6.3	43.3	83.9	123.5	47.7
Asia Pacific	336.6	327.4	155.0	294.7	240.7
Brazil	357.7	136.8	210.5	211.5	80.8
Europe	290.6	254.6	281.1	241.2	186.9
Others	21.1	24.0	27.5	45.0	54.8

Total	1,644.5	1,292.0	1,118.8	1,209.5	936.9

Defense & Security
North America	26.4	20.0	27.6	24.1	14.3
Latin America (except Brazil)	16.3	21.7	15.6	276.9	185.3
Asia Pacific	71.0	79.5	145.2	123.0	78.6
Brazil	848.5	648.5	446.2	221.9	216.2
Europe	166.9	178.4	175.9	129.7	158.2
Others	67.8	97.1	29.4	46.2	25.2

Total	1,196.9	1,045.2	839.9	821.8	677.8

Other Related Businesses
North America	59.7	47.4	55.5	52.9	43.9
Latin America (except Brazil)	—	0.4	—	0.3	0.6
Asia Pacific	—	—	—	2.5	17.2
Brazil	26.9	26.6	25.5	17.1	10.2
Europe	—	—	—	1.6	21.7
Others	—	—	—	0.5	3.8

Total	86.6	74.4	81.0	74.9	97.4

(1)	No restatement of financial information was made because there were no changes generated in the period by the retrospective application of new accounting rules which came into effect as of 2013.

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. More than 80% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Jets, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail or fuselage. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

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

EMBRAER 170/190 Jet Family

We are continuing to improve the EMBRAER 170/190 jet family, together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the ERJ 145 regional jet family in that we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, such as the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which thereby decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time. The primary risk-sharing partners for the EMBRAER 170/190 jet family are General Electric (CF34-8E/l0E turbofan engines and nacelles), Honeywell (avionics), Liebherr (landing gear), Hamilton Sundstrand (auxiliary power unit, electrical systems and air management system), Sonaca (wing slats), Aernnova (rear fuselage, vertical and horizontal tail surfaces), Latecoere (fuselage sections), C&D Aerospace (aircraft interior) and Grimes Aerospace Company (exterior and cockpit lighting).

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

The application of advanced technologies for engines, wings, and avionics distinguishes the E-Jets E2 by providing airlines with maximum efficiency gains, while maintaining commonality with current E-Jets. New aerodynamic advancements, high-aspect ratios, distinctively shaped wings, improved systems and avionics, including fourth generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2) are expected to result in double-digit reductions in fuel consumption, emissions, noise and maintenance costs, and increased aircraft availability. Cockpit commonality with current generation E-Jets was a key driver in the design of the E-Jets E2, in order to promote a smooth transition for pilots who will fly the E2. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays and advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, will provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck.

Known for its comfortable and roomy cabins, with no middle seats, the E-Jets passenger experience will be further enhanced in the E2 generation. The U.K. design firm Priestmangoode was contracted to develop the aircraft cabin jointly with Embraer. The interiors will establish a new benchmark in cabin design, improve the passenger experience, and deliver a more comfortable and improved environment, tailored to passengers’ needs, while maximizing airlines’ operational efficiency.

Other suppliers and partners for the E-Jets E2 have been announced: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Rockwell Collins (horizontal stabilizer control system), UTC Aerospace Systems (wheels, brakes, APU, electrical system), Intertechnique (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), Triumph (fuselage segments, rudder and elevators) and Aernnova Aerospace (vertical and horizontal stabilizers).

Executive Jets

The risk-sharing partners for the Legacy 600 and the Lineage 1000 are the same as those for our ERJ 145 jet family and EMBRAER 170/190 jet family, respectively. The main risk-sharing partners for the Legacy 450/500 jet family are Honeywell and Rockwell Collins, and the main risk-sharing partners for the Legacy 650 include Rolls-Royce and Honeywell. The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the supplier of the engines, Garmin, the supplier of the avionic systems, and Eaton Corporation, the supplier of hydraulic systems.

Cash contributions for the production of the EMBRAER 170/190 and Phenom 100/300 jet families and the development of the Legacy 450/500 jet families and the development of the E2 jet family

We have arrangements with our risk-sharing partners pursuant to which they have contributed to us, in cash, a total of US$737.0 million through December 31, 2013, for the production of the EMBRAER 170/190 and Phenom 100/300 jet families, the development of the Legacy 450/500 jet families and the development of E2 jet family. Such contributions are recorded as a reduction of intangible assets. We believe that these financial commitments are a strong endorsement of our aircraft design and our ability to execute our business plan. A portion of these cash contributions would have to be refunded by us to the risk-sharing partners if we had failed to fulfill certain agreed-upon milestones. We generally do not need to refund these contributions as a result of insufficient market demand. The amount of US$737.0 million of these cash contributions had become nonrefundable through December 31, 2013, as we had fulfilled all developmental milestones. The Phenom 100 and the Phenom 300 were certified in 2008 and 2009, respectively. The Legacy 500 executive jet is expected to enter into service in early 2014, and the Legacy 450 is expected to enter service one year after the Legacy 500.

Services and Support

In 2011, we decided to allocate the revenues and profits of the Aviation Services Business to the principal business segments: Commercial Aviation, Executive Jets and Defense & Security. The operating leases previously allocated to other business were also aggregated to the business units. This change was made to report the results of operations of the business segments in accordance with the manner in which we have managed them as of 2011. Amounts related to the Aviation Services Business from previous periods were reclassified for comparison purposes. The amounts that are not directly recorded to the principal business segments are allocated based on the criteria deemed appropriate by our management.

We provide after-sales customer support and services for the fleet of our commercial, executive and defense customers. Activities in this segment include sales, inventory pooling programs, MRO services, customer training and other product support services.

Aviation services revenue is expected to continue to grow as the number of our aircraft in service increases. Our customers require aircraft manufacturers and their suppliers to maintain adequate spare parts and ground support equipment inventories for a period of ten years after the production of the last aircraft of the same type, or until fewer than five aircraft are operated in scheduled commercial air transport service. We also established pooling programs that allow customers to exchange used parts for new or refurbished parts, such as our POOL – Flight Hour Program (for Commercial Aviation and Defense & Security customers), and total support programs like our EEC – Embraer Executive Care, a total care program that includes parts exchange and complete service and maintenance packages.

Customer satisfaction is critical to our success. Our goal is to best serve our customers and, with this goal in mind, we are constantly seeking to support our customers and develop services for the enhancement of airline operations, the optimization of operating costs and the maximization of aircraft availability.

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. Instead, we assist our customers in obtaining financing arrangements from different sources, including ECAs, capital providers such as leasing companies, commercial banks and capital markets. In addition, we have been working together with customers and banks to develop new sources of funds, especially from nontraditional financing sources. We are also looking for long-term relationships and expect to broaden the alternatives available to support our clients’ financing needs.

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

We expect that ECAs will continue to play an important role in aircraft financing in 2014, helping fulfill the financing needs of the commercial aviation industry as a whole. The Brazilian ECA Program provides Embraer’s customers with direct financing and export credit insurance (or a combination of both) on financial terms and conditions which comply with the Aircraft Sector Understanding of the OECD. In 2013, approximately 43% of our Commercial Aviation deliveries were supported by the BNDES-exim Program. Brazilian official support only accounted for 20% of the total deliveries for the EJets program since its launch in 2004.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft, their manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft operate commercially. The certifying authority in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), or Brazilian Aviation Authority, a special organization with the status of a regulatory agency under the Civil Aviation Secretary of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency, and validated by the FAA and/or the EASA, some authorities, such as those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with the FAA and European Union. This cooperation among regulatory authorities leads to faster certification.

Aircraft certification is a continuous process. The Brazilian Aviation Authority must approve any change in the design of any of our aircraft. Significant changes to aircraft design may require a separate validation/certification by other authorities as specified in their regulations and bilateral agreements. Changes in aircraft certification requirements do not require a new certification or a new validation of a previously certified aircraft, but significant safety improvements may otherwise be required by the authorities acting through operational rules or airworthiness directives.

The certification history of our aircraft is as follows:

•	The ERJ 145 was certified by the Brazilian Aviation Authority in November 1996, the FAA in December 1996 and the European Aviation Authority in May 1997.

•	The ERJ 145 XR version was certified by the Brazilian Aviation Authority in August 2002 and the FAA in October 2002.

•	The ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, the FAA in July 1999 and the European aviation authority in November 1999.

•	The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and the FAA in July 2001.

•	The Legacy 600 executive jet was certified by the Brazilian Aviation Authority in December 2001, the JAA in August 2002 and the FAA in August 2002.

•	The Legacy 650 executive jet was certified by the Brazilian Aviation Authority in August 2010, by the EASA in September 2010, by the FAA in February 2011.

•	The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the EASA in February 2004.

•	The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, the EASA in January 2005 and the FAA in August 2006.

•	The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, the FAA in September 2005 and the EASA in June 2006.

•	The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, the EASA in July 2006 and the FAA in June 2007.

•	The Phenom 100 entry level executive jet was certified by the Brazilian Aviation Authority and the FAA in December 2008, the EASA in April 2009, the Civil Aviation Authority of the Philippines, or CAAP, in October 2009 and by the Ukraine in October 2011.

•	The Phenom 300 was certified by the Brazilian Aviation Authority and FAA in December 2009, and the EASA in April 2010

•	The Lineage 1000 executive jet was certified by the Brazilian Aviation Authority in October 2007, the FAA in November 2007, and the EASA in November 2007.

Seasonality

No material portion of our business is considered to be seasonal in any material respect.

4D.	Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which is considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report.

4E.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the BNDES – Banco Nacional de Desenvolvimento Econômico e Social. We lease, own or have the right to use the following properties:

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center	5,902,102	Owned	—
São José dos Campos, SP, Brazil (Eugênio de Mello)	Assembly facility	3,658,884	Owned	—
Botucatu, SP, Brazil	Assembly facility	222,000	Owned	—
Harbin, China	Assembly facility	258,067	Owned(1)	—
Gavião Peixoto, SP, Brazil	Testing and assembly facilities	191,648,512	N/A(2)	—
Alverca, Portugal	Aircraft maintenance and support center	417,000	Leased	2035
São Paulo, SP, Brazil	Administrative offices	12,056	Leased	2018
São Paulo, SP, Brazil	Administrative offices	5,705	Leased	2014
Fort Lauderdale, Florida	Support center	91,500	Leased	2030
Nashville, Tennessee	Aircraft maintenance and support center	316,128	Leased	2018 (renewable through 2028)
Le Bourget, France	Aircraft maintenance and support center	33,500	Leased	2016
Farnborough, UK	Representative office for EMEA executive aviation	2,225	Leased(3)	2013
Villepinte, France	Representative offices and support center	70,202	Leased	2014

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
Dubai	Bureau for Executive Aviation	100	Leased	2014
Beijing, China	Representative offices	3,444	Leased	2017
Singapore	Representative offices and support center	5,910	Leased	2016
Mesa, Arizona	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2036)
Windsor-Locks, Connecticut	Aircraft maintenance and support center	46,500	Land is leased. Buildings are leasehold improvements owned by Embraer	2026 (renewable through 2038)
Fort Lauderdale, Florida	Aircraft maintenance and support center	54,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2030 (renewable through 2035)
Melbourne, Florida	Assembly facility	181,000	Land is leased. Buildings are leasehold improvements owned by Embraer	2038 (renewable through 2058)
Dallas, Texas	Training center for pilots and aircraft maintenance personnel	8,564	Leased	2022
Burgess Hill, UK	Training center for pilots and aircraft maintenance personnel	8,500	Leased	2022
Evora, Portugal	Manufacturing facility for metallic aeronautical structures	964,511	Owned	—
Evora, Portugal	Manufacturing facility for aeronautical structures in composite	1,519,832	Owned	—
Dublin, Ireland	Administrative offices	220	Leased	2016
Amsterdam, Holland	Management of Embraer’s investment abroad	121	Leased	2016
São José dos Campos, SP, Brazil	Headquarters, principal assembly facility and support center – Affiliated Company Bradar	11,535	Leased	2014
Campinas, SP, Brazil	Development Center and Offices – Affiliated Company Bradar	17,165	Leased	2014
São José dos Campos, SP, Brazil	Offices (engineering & systems development) – Affiliated Company Harpia	3,875	Leased	2015

Location	Purpose	Approximate Square Footage	Owned/Leased	Lease Expiration
São Paulo, SP, Brazil	Headquarters administrative, sales office and operations – Affiliated Company Atech	24,466	Leased	2014 & 2015
São José dos Campos, SP, Brazil	Operational Office – Affiliated Company Atech	2,766	Leased	2014
Brasilia, Brazil	Sales office – Affiliated Company Atech	678	Leased	2015
São José dos Campos, SP, Brazil	Administrative and Engineering Offices – Affiliated Visiona	7,255	Leased	2016
Campinas, SP, Brazil	Administrative and Engineering Office – Affiliated Company (SAVIS)	6,164	Leased	2014 and 2016
Sorocaba, SP, Brazil	Aircraft maintenance and support center	215,278	Leased	2039
Belo Horizonte, Brazil	Engineering and Technology Center	7,535	Leased	2020
Chihuahua, Mexico	Manufacturing Facility – Affiliated Company EZ Air Interior Limited	157,315	Leased	2016
Dublin, Ireland	Administrative Office – Affiliated Company EZ Air Interior Limited	183	Leased	2014
Jacksonville, Florida	Assembly facility	167,920	Leased	2023
Brasília, DF, Brazil	Representative offices and support center	6,048	Leased	2015

(1)	The land is owned pursuant to a land use rights certificate.
(2)	We currently have a temporary authorization from the State of São Paulo to use the land and expect to receive a concession for the land as soon as legal formalities are satisfied. The facilities are owned by Embraer.
(3)	Lease renewal currently under negotiation.

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

EZ Air Interior Limited, our joint venture with Zodiac Aerospace for the production in Mexican factories of interior parts for our Commercial Aviation Segment, began production and shipping of parts to Brazil in 2013. EZ Air Interiors is organized in Ireland.

In April 2013, the first building for the KC-390 program was completed in our Botucatu unit. The building will be used for structural assembly. The construction of an assembly hangar in our Gavião Peixoto unit is currently underway.

Environmental Matters

Most environmental regulation in Brazil is established at the state rather than at the federal or municipal level, with environmental authorities in most states granting operating permits to individual facilities rather than through general regulations. We have all material permits required to operate our business. The terms of these operating permits are reviewed every year and, as of December 31, 2013, we were in compliance with our permits. In addition, we adhere internally to international ISO 14000 environmental standards. Our Integrated Development of Environmentally Sustainable Products (DIPAS) and Design for Environment (DfE) programs aim to incorporate environmental requirements into product development throughout the various stages of production. In addition, Embraer continues to enhance its production processes through the efficient use of natural resources and minimization of waste in its plants. With the goal of taking these activities to a more strategic level, Embraer also launched the Embraer Eco-Efficiency program in 2012, which is focused on seeking eco-efficiency in production. In 2013, 2012, 2011, 2010 and 2009 we invested US$3.3 million, US$4.0 million, US$5.0 million, US$4.1 million and US$2.5 million, respectively, in environmental projects, and we expect to spend approximately US$3.4 million on environmental projects in 2014 for the modification of existing facilities relating to environmental compliance and improvements.

We seek to anticipate and address future environmental challenges as part of our commitment to reconciling environmental responsibility with economic success. For example, our Environmental and Occupational Health and Safety Management System – SIG-MASSQ was established in 2002 to organize our processes based on ISO 14001 and OHSAS 18001.

ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. We encourage not only the environmental certification of our operations but also the development of a full life cycle orientation for products and services, as this remains the most cost-efficient and practical way to effectively reduce environmental impacts. Certified environmental management systems have been progressively implemented across our manufacturing sites, and over 91% of our employees operate under an ISO 14001. The site and product life cycle orientation of the environmental management system attempts to create economic value by reducing environmental costs and exposure at each stage of the product life, from design to operations to end of life.

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

The European REACH (Registration, Evaluation and Authorization of Chemicals) regulation (EU No. 2007/1906) came into force on June 1, 2007. REACH aims at improving the protection of human health and the environment through closer regulation of chemical use by industry; it replaces the pre-existing EU regulatory framework on chemicals. REACH introduces a range of new obligations over a period of 11 years which are intended to reduce the risks of harm that the 30,000 most frequently used chemicals may cause. The regulation will also bring about the phased withdrawal from use of some of the substances that are considered to be of very high concern for human health and the environment.

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

Commercial Aircraft

The fundamental drivers of air travel growth are economic growth with improved per capita income distribution, globalization, increased commercial trade and liberalization of air traffic rights between countries, all of which tend to generate more propensity to travel. As the air transportation industry continues its recovery from the 2008 financial crisis, selected world regions lead the return to growth and appear likely to emerge as economic powerhouses. According to the International Air Transport Association, or IATA, global air travel demand, measured by revenue passenger kilometers, continues to trend upward, with 5.2% growth in the January to October 2013 period. The pace of growth in air travel accelerated slightly in the middle of the year, consistent with positive developments in business confidence and better performance of major advanced economies. International air travel rose by 5.3% and domestic by 4.8%, with airlines in all regions seeing growth. The demand environment for air travel continues to improve, suggesting the strong growth seen in October should be at least maintained through the end of the year. Business confidence is rising and emerging economies, particularly in Asia, are accelerating after a mid-year slowdown. Positive indicators for international trade should also support business travel growth, which generates significant revenue for airlines.

The performance of Asia Pacific airlines has improved, in part due to better performance of major advanced economies, but there has also been resilience in domestic demand in smaller Asian economies like Korea and Malaysia. International trade volumes in emerging Asia rebounded in September, a turnaround from significant declines mid-year, which should support business travel related to internationally trading industries.

In Europe, modest economic improvements and rising consumer and business confidence have provided a stronger demand base for international air travel. The Eurozone stopped contracting in the second quarter of 2013 and maintained a modest economic recovery in the second half of 2013. Indicators of business and consumer confidence do suggest that there was further growth in the Eurozone through the end of 2013, albeit at a weak pace, which should help sustain demand for air transport.

Middle Eastern carriers experienced the strongest rate of increase in demand for international travel measured by revenue passenger kilometers, with growth of 12% in the period from January to November of 2013, according to IATA. Airlines in the region have benefited from strong growth in business-related premium travel throughout the year, particularly to developing markets like Africa. Continued increases in export orders suggest that business travel related to internationally trading industries will continue to grow. Solid performance of key economies like Saudi Arabia and the United Arab Emirates has also supported strong expansion in both business and leisure travel to other regions, such as Europe.

Growth in demand for international travel was also strong in Latin America, up 8.2% in the period from January to November of 2013, compared to 2012, according to IATA, buoyed by solid trade growth and business related travel. While tax breaks and investment incentives are doing little to boost growth in the Brazilian economy, other economies like Colombia, Peru and Chile are expanding strongly and supporting demand for international air travel. Markets like North and Latin America have recorded robust growth during 2013, for both business and leisure travel, supported by growth in the aforementioned economies.

Recent indicators in North America have suggested a more supportive business environment, with consumer confidence and business activity showing improvement throughout the third quarter of 2013. International travel demand for airlines in the region increased by 2.8% in the period from January to November 2013, according to IATA.

Domestic air travel growth continues to show significant variation across markets. The Chinese and

Russian markets recorded some of the strongest increases, up 12% and 10.1%, respectively, in the January to October 2013 period. While in China growth in domestic air travel is consistent with robust economic activity, growth in Russia’s air travel market continues despite indicators showing a slowdown in economic activity, with weakness in consumer demand and trade activity.

Indian domestic air travel was up 4.6%, with growth rates experiencing substantial volatility in 2013. Brazil’s weaker domestic demand, coupled with capacity reductions, resulted in growth of just 0.2% in domestic air travel. Domestic air travel in advanced economies showed mixed results. Japan’s market continues to show strong growth, supported by sustained increases in business activity and trade growth. In the United States, growth of 2.8% in October 2013 was a solid result compared to expansion of 1.7% during the year, suggesting reduced impact on domestic air travel demand from the U.S. government shutdown. Demand for air travel in Australia has been contained by weaker domestic demand and earlier sluggishness in growth of major trade partners like China. Despite interest rate cuts, the Australian economy remains broadly sluggish, with rising unemployment and fragile business and consumer confidence tainting the performance outlook for the coming year.

IATA projects the global commercial airline industry to generate net post-tax profits of $12.9 billion in 2013 and $19.7 billion, or 2.6% of revenues, in 2014, an upward revision from previous projections due to lower jet fuel prices and improvements to industry structure and efficiency. The outlook for revenues is unchanged but its composition is different, with stronger passenger markets but weaker cargo. A downward revision in the outlook for costs reflects reduced projected increases in crude oil prices and projected slower growth in capacity, reflecting the changes in industry structure and an accompanying focus on improving the efficiency and the utilization of aircraft. The fortunes of the commercial airline industry are closely linked to the strength of global economic development. After the post-recession 2010 peak, economic activity slowed in both 2011 and 2012. Airline industry profits fell in both years, after their 2010 peak. The improvement in financial performance during 2013 was in part due to the upturn in economic growth, first signaled by rising business confidence in the fourth quarter of 2012 and then followed by a slow but significant upturn in industrial production and world trade growth.

We project that from 2013 to 2032, world air travel demand, measured by revenue passenger kilometers, should tend to grow by an average of 4.8% per year. We expect the Middle East and China to lead growth in air travel in the next 20 years, with an average annual rate of around 7.0%, and Latin America with 6.4%. We expect Asia, Africa and the Commonwealth of Independent States demand to grow by around 5.5% per year, and North America and Europe to grow by around 3% and 4% per year, respectively. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

In North America, the main airlines’ strategies have been focused on cost reductions, increased productivity and consolidation aiming at improved operational and financial efficiency. Focusing on profitability and not on capacity increases will position airlines to sustain better financial results and stability through business cycles. Regional airlines continue to provide essential hub feeder and capacity adjustments to mainline airlines.

In Europe, the revenue environment will remain under pressure due gradual Eurozone economic recovery. Regional airlines are supporting mainline airlines’ adjustments of capacity and frequency of services as part of their structural cost reduction and improvement programs. Mobility is vital for the intra-European market as Europeans continue to enjoy the freedom to travel that came with air transport liberalization in 1987. European airlines are still adapting to a more dynamic competitive environment and facing many issues such as challenges with labor, increased charges and fees (regulatory, airport and environmental), and the restructuring of businesses to exploit emerging opportunities. In Eastern European countries, we expect more opportunities due to an improved economic environment and maturing markets.

Latin America’s relevance is increasing in the global economy and geopolitics due to macroeconomic reforms promoted over the past decade. A growing middle class is demanding different services, such as discretionary expenditures in air travel, and airlines are introducing more fuel-efficient and right-sized aircraft to expand intra-regional aviation. As the region becomes more integrated, there will be opportunities for jets up to 130 seats to increase network connectivity and expand services to low to mid-density cities.

In the Asia Pacific region, economic prosperity, combined with robust population growth, economic decentralization, rapid rates of urbanization and regional air service liberalization, tend to support increased air travel demand. The role of regional aviation in Asia Pacific/China is related to national integration, providing access to smaller communities in countries like Australia, China and Indonesia. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate major opportunities for regional aviation in the coming years.

Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Intra-Middle Eastern flights have increased significantly in the past years with the acquisition of smaller aircraft to feed international hubs and cover underserved markets.

In Africa, regional integration and growing foreign direct investment are fostering regional aviation. Challenges in infrastructure, lack of financing and a highly regulated environment are being addressed, albeit at a slow pace. As a result of regional liberalization, some airlines are introducing new aircraft to develop their intra-regional network.

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

We estimate a global demand for around 6,400 jets in the 70- to 130-seat-category over the next 20 years. This segment has an important role in aviation, providing flexibility to airlines to deal with market volatility, feeding main hubs, complementing larger aircraft operation, as well as allowing airlines to efficiently explore low to mid-density markets.

The 70- to 130-seat capacity category has been providing much needed flexibility and efficiency improvements to airlines by right-sizing larger jets, replacing aging aircraft, developing new markets, expanding from smaller regional jets and supporting the natural growth of regional airlines on high-demand routes operated by smaller jets.

Executive Aircraft

Market Overview

Due to the global economic weakness that has affected the executive aviation market since mid-2008, this segment has registered one of the most severe reductions in global sales in its history, surpassing the impacts caused by the recession of the 1980s and the September 2001 terrorist attacks. The lack of investor confidence, the risk perception of European economies and the economic slowdown in emerging markets make it less likely that a surge in demand will occur in the short-term, thus taking longer for demand to achieve pre-2008 levels.

Despite the positive recent performance of demand growth drivers such as the increase in the number and wealth of high net worth individuals and corporate profits, we believe that corporations will continue to be more reluctant to spend on travel alternatives, at least in the short-term.

This scenario has prevented a more solid growth momentum for business jets sales. The industry’s output level in 2013 was 677 jets, representing an increase of 2.1% over 2012. In terms of revenues, the business jet industry increased 19.5% in 2013 due to a better product mix. Over the next 10 years, market forecast indicates that 9,250 aircraft will be delivered, totaling US$250 billion in the period.

We estimate a compound annual growth rate for the executive jet industry from 2014 to 2023 of 4.3% in terms of both revenue and units delivered.

In early 2013, the General Aviation Manufacturers Association reported that the industry delivered 663 business jets during 2012 (6% less than 2011), equivalent to US$17.1 billion (2% less than 2011). The expectation for 2013 is that deliveries will be equivalent in terms of units, but there will be a slight increase in terms of revenues, due to a greater share of heavy jets in the delivered product mix.

During the global economic crisis which began in 2008, investors were fearful of poor performance by economies around the globe. Initially, the U.S. economy was the primary concern, followed by the economic contagion in Europe, both of which contributed to a significant reduction in global economic growth. The resilient economic performance of the Asia Pacific countries, especially China, and certain Latin American countries, especially Brazil, helped avoid a deeper global economic crisis. Now, five years later, economic growth in the emerging markets is slowing while the U.S. economy is showing signs of an imminent recovery and there is positive economic news and increased investment in Europe.

We expect that over the next 10 years, the regional distribution of business jet deliveries will be as follows:

•	The North American market will continue to be the largest by far, representing 49% and 47% of the world market’s volume and revenue, respectively. These figures are well below the 64% participation of the region in the current world fleet and are a function of the growth of markets in other regions rather than an actual reduction in its market size.

•	The European, Middle Eastern and African markets will generate 25% of world deliveries in terms of units and 28% in terms of revenues. These figures are lower than last year’s forecast and reflect the weakness of the European economies.

•	Latin America, Asia Pacific and China will together represent 26% of world deliveries in terms of units and generate 25% of the world’s total business jet market revenue.

Our Executive Aircraft

Overview

We continued to make solid progress throughout 2013, achieving important milestones in each program of our product portfolio and advancing in the development of our integrated solutions for the executive aviation market.

Since launching the Phenom 100, Phenom 300 and Lineage 1000, we have continued to evaluate and explore opportunities in the executive aviation market. In April 2008, we formally launched the mid-light jet Legacy 450 and the mid-size jet Legacy 500. The Legacy 450/500 jets will be positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600. In 2010, we delivered the first Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

Although the business jet market has not yet recovered from the 2008 economic crisis that began in 2008, the Embraer executive jet fleet in service has experienced a compound annual growth rate of 37% since then. In 2013 we delivered a total of 119 units, 20% more than 2012. Of these, 90 were small jets, representing an increase of 17% over 2012, and 29 were large jets, 32% more than last year. As Embraer continues to introduce new products in the executive jet market, we expect the total number of deliveries in this segment to continue to increase in upcoming years.

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

We have introduced several new and innovative features in the Legacy 650. In January 2013, the Hurun Report named the Legacy 650 as the Large-Size Business Jet Star Performer in Ninth Hurun Best-of the-Best Awards Ceremony in Shanghai, China.

In March 2013, the full flight simulator for the Embraer Executive Jets Legacy 650, built in a partnership with FlightSafety, was qualified to Level D by the FAA, ANAC and EASA.

An important milestone for the Embraer AVIC partnership and for the history of Chinese executive aviation industry occurred in August 2013, with the maiden flight of the first Legacy 650 large executive jet assembled in China.

Although demand from Europe and the Middle East, traditional Legacy 600/650 markets, has decreased in 2013, our deliveries of these products increased in the period. Asia Pacific, China, Brazil and the Commonwealth of Independent States were the main destinations for Embraer heavy jets during 2013.

Legacy 600 and 650 deliveries increased from 17 units in 2012 to 25 units in 2013, with a fleet of more than 230 jets in service in 33 countries.

Legacy 450 and Legacy 500

An estimated US$850 million is expected to be invested overall in fixed assets, research and development for the new Legacy 500 and Legacy 450 models. The Legacy 500 executive jet is expected to enter into service in 2014, and the Legacy 450 is expected to enter into service one year after the Legacy 500. We believe that these two aircraft programs will help strengthen our position in the market and establish our portfolio as one of the most comprehensive of the executive aviation industry.

We have four Legacy 500 prototypes in a flight test campaign. The prototypes have already completed more than 900 flight hours on different certification tests. The development of the mid-light jet Legacy 450 is proceeding as scheduled in its flight test campaign, with the first flight occurring in December 2013.

The Legacy 450 and Legacy 500 jets will be equipped with full fly-by-wire (FBW) technology, which will establish them as pioneers in their respective categories. The following new enhancements for Legacy 450 and Legacy 500 were announced in October 2013:

•	The range of the Legacy 450 has been increased to 2,500 nautical miles, with four passengers; 200 nautical miles farther than its initial specification.

•	The Legacy 450 fuselage has been extended to provide more cabin space.

•	New interior designs for the Legacy 450 and Legacy 500 have been announced.

•	The Rockwell Collins’ HGS-3500, the first-ever Head-up Guidance System (HGS) for mid-light and mid-size business jets, and the new multi-spectral EVS-3000 enhanced vision system were retested for the Legacy 450 and Legacy 500 program.

Also in October 2013, the world renowned actor and philanthropist Jackie Chan selected Legacy 500 as his business jet and became the first customer of the Legacy 500 executive jet in China.

Phenom 100 and Phenom 300

The first units of the Phenom 100, an entry level jet, were delivered in 2008 and the first unit of the Phenom 300, a light jet, was delivered in 2009. Five years after the first delivery, we delivered the 400th jet of the Phenom series, in June 2013.

In May 2013, NetJets®, the worldwide leader in the jet fractional ownership business, received its first Phenom 300, entitled “Signature SeriesTM”. In the same month, the Federal Aviation Administration – FAA certified the Phenom 300’s assembly facility in Melbourne, Florida. The first aircraft manufactured in that facility had already been delivered at the end of March.

Once again, Robb Report magazine named Phenom 100 and Phenom 300 as the “Best of the Best” for 2013, in their respective categories. This is the third consecutive year that both Phenom 100 and Phenom 300 receive the award. The Phenom 100 had also been awarded in the 2008 and 2010 editions.

In 2014, the Phenom 100 will be renamed the Phenom 100E and will include new features such as multi-function spoilers, 11 new interior collections and new optional items including a refreshment center, stowage space monuments and premium seats.

By the end of 2013, the Phenom 100 fleet was composed of more than 290 aircraft distributed in 24 countries and the Phenom 300 fleet was composed of more than 170 jets distributed in 23 countries.

Lineage 1000

Lineage 1000 deliveries began in 2009 and in April 2013 the ultra-large jet reached 10,000 flown hours.

In October 2013 we announced the Lineage 1000E during the NBAA Business Aviation Convention & Exhibition. This jet features an array of enhancements that deliver an extended range, enhanced interior features and functionalities, including latest generation in-flight entertainment, enhanced cockpit options and a distinctive exterior design.

By the end of 2013, the Lineage 1000 fleet was composed of more than 20 units distributed in 11 countries.

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

In 2008, Brazil’s GDP increased by 4.8% and the real exchange rate decreased by 31.9% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IPCA, was 5.90% and the average CDI interest rate was 12.0% in the same period.

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

In 2010, the Brazilian GDP increased by 7.5%. The real continued its appreciation trend of 2009, having advanced 4.3% against the U.S. dollar. Brazilian international reserves were higher in 2010 than in 2009, having increased to US$288.6 billion as of December 31, 2010 from US$239.1 billion as of December 31, 2009.

In 2011, Brazil’s GDP increased by 2.7%. The real appreciated against the U.S. dollar in the first several months of 2011, but began to depreciate in August of 2011, reaching R$1.88 per US$1.00 on December 31, 2011, representing a 12.6% depreciation against the U.S. dollar. The Brazilian economy was characterized by continued inflation during the year 2011, but fears of a global economic slowdown prompted the Central Bank to begin reducing the SELIC rate near the end of the period. The SELIC rate was at 11.0% on December 31, 2011. Inflation in 2011, as measured by the IPCA, was 6.50% and the CDI average was 9.3% in the same period.

In 2012, Brazil’s GDP increased by 0.9%. The real depreciated against the U.S. dollar, reaching R$2.04 per US$1.00 on December 31, 2012, representing an 8.9% depreciation against the U.S. dollar. The Central Bank further reduced the SELIC rate to 7.25% on December 31, 2012. Inflation in 2012, as measured by the IPCA, was 5.8% and the CDI average was 8.4% in the same period.

In 2013, Brazil’s GDP increased by 2.3%. The real depreciated against the U.S. dollar, reaching R$2.34 per US$1.00 on December 31, 2013, representing a 14.6% depreciation against the U.S. dollar. The Central Bank further increased the SELIC rate to 10.0% on December 31, 2013. Inflation in 2013, as measured by the IPCA, was 5.9% and the CDI average was 8.1% in the same period.

According to the Focus report published by the Central Bank on January 10, 2014, positive growth of 2.0% is estimated for Brazilian GDP in 2014, and an inflation rate of 6.0% is expected for the same year.

Effects of Inflation and Currency Exchange Fluctuations

Until the adoption of the Real Plan in 1994, Brazil had for many years experienced very high, and generally unpredictable, rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth, for the periods shown, more recent rates of inflation in Brazil, as measured by the IPCA and published annually by the Instituto Brasileiro de Geografia e Estatística — IBGE, and the fluctuation of the real against the U.S. dollar as measured by comparing the daily exchange rates published by the Central Bank on the last day of each period:

	2013	2012	2011	2010	2009
Inflation (National Consumer Price Index)	5.9%	5.8%	6.5%	5.91%	4.31%
Exchange Rate Variation (R$/US$)	(14.6)%	(8.9)%	(12.6)%	4.3%	25.5%

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

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the fair value of financial instruments and guarantees on the statement of financial position dates and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

In order to provide an understanding of how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, the estimates and assumptions that may cause a risk of material adjustment to the carrying amounts of assets and liabilities are addressed below:

Sales and Other Operating Revenues

We recognize revenues from sales made by the Commercial Aviation, Executive Jets, and Defense & Security businesses when benefits and risk of ownership are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is rendered.

We also recognize rental revenue for leased aircraft, classified as operating leases, on a straight-line basis over the lease term and, when presenting information by operating segment, rental revenue is recorded in its respective operating segment.

In the Defense & Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the percentage of completion method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of certain long-term contracts, adjusting revenue recognition based upon projected remaining costs to completion. Use of the percentage of completion method requires us to estimate the total costs to be incurred in connection with the contracts. Were the total costs to be incurred to be 10% below management’s estimates, the amount of revenue recognized in the year 2013 would increase by US$195.6 million, and if the total costs were to be 10% above the estimate, the amount of revenue recognized would decrease by US$210.5 million.

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

Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2013, the deferred income tax expense would have been higher or lower by approximately US$115.3 million.

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

	At and for the year ended December 31,
	2013		2012		2011		2010		2009
Commercial Aviation
Deliveries		90		106		105		100		122
ERJ 145		—		—		2		6		7
EMBRAER 170(1)		4		1		1		9/2		22
EMBRAER 175		24		20		10		8		11
EMBRAER 190		45		62		68		58		62
EMBRAER 195		17		23		24		17		20
Defense & Security(2)
Deliveries		—		—		—		2		7
Executive Jets
Deliveries		119		99		99		144		115
Other Operating Information Total Backlog (in millions)	US$	18,205.5	US$	12,462.2	US$	15,441.2	US$	15,543.2	US$	16,634.8

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Includes only aircraft delivered to state-owned airlines and for government transportation and, therefore, excludes deliveries of Tucano family aircraft, as such aircraft are not for transportation purposes.

Revenue

We generate revenue primarily from sales of commercial and executive aircraft products. We also generate revenue from the sale of defense aircraft and systems. Of total revenues, 77.2% are generated through aircraft sales. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2013, total Defense & Security revenue included 59% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 41% denominated in Brazilian reais. In addition, we generate revenue from our aviation services which include after-sales support (including the sale of spare parts, maintenance and repair, training and other product support services). Finally, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, such as crop dusters, which are also referred to as light aircraft.

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

Recent Developments

Backlog

Overview

We continue to implement improvements to our industrial processes, reaffirming the commitment made to our shareholders, customers and suppliers. We currently maintain our estimates to deliver 92 to 97 commercial aircraft, 80 to 90 light executive jets and 25 to 30 large executive jets during 2014.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	Year ended December 31,
	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Revenue
Commercial aviation	3,307.0	3,755.4	3,751.2	3,257.9	3,785.7
Executive jets	1,644.5	1,292.0	1,118.8	1,209.5	936.9
Defense & Security	1,196.9	1,045.2	839.9	821.8	677.8
Other related businesses	86.6	74.4	81.0	74.9	97.4

Total	6,235.0	6,167.0	5,790.9	5,364.1	5,497.8
Cost of sales and services
Commercial aviation	(2,532.6)	(2,809.3)	(2,921.8)	(2,680.8)	(3,072.2)
Executive jets	(1,284.7)	(1,035.8)	(888.8)	(987.3)	(750.8)
Defense & Security	(951.2)	(785.5)	(636.8)	(599.5)	(520.1)

	Year ended December 31,
	2013	2012 Restated	2011 Restated	2010(1)	2009(1)
	(in US$ millions)
Other related businesses	(50.4)	(46.0)	(40.7)	(70.5)	(85.3)

Total	(4,818.9)	(4,676.6)	(4,488.1)	(4,338.1)	(4,428.4)
Gross profit
Commercial aviation	774.4	946.1	829.4	577.1	713.5
Executive jets	359.8	256.2	230.0	222.2	186.1
Defense & Security	245.7	259.7	203.1	222.3	157.7
Other related businesses	36.2	28.4	40.3	4.4	12.1

Total	1,416.1	1,490.4	1,302.8	1,026.0	1,069.4
Operating expenses
Commercial aviation	(272.3)	(507.7)	(672.3)	(345.3)	(400.0)
Executive jets	(262.8)	(216.7)	(174.8)	(142.3)	(172.9)
Defense & Security	(154.1)	(144.9)	(121.1)	(115.6)	(89.6)
Other related businesses	(13.5)	(9.2)	(16.4)	(31.1)	(27.5)

Total	(702.7)	(878.5)	(984.6)	(634.3)	(690.0)

Operating profit before finance income (expense)	713.4	611.9	318.2	391.7	379.4

(1)	No restatement of financial information was made because there were no changes generated in the period by the retrospective application of new accounting rules which came into effect as of 2013.

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

	Year ended December 31,
	2013		2012 Restated		2011 Restated		2010(1)		2009(1)
	(in US$ millions, except percentages)
Consolidated Statements of Income
Revenue	6,235.0	100%	6,167.0	100%	5,790.9	100%	5,364.1	100%	5,497.8	100%
Cost of sales and services	(4,818.9)	77.3	(4,676.6)	75.8	(4,488.1)	77.5	(4,338.1)	80.9	(4,428.4)	80.5
Gross profit	1,416.1	22.7	1,490.4	24.2	1,302.8	22.5	1,026.0	19.1	1,069.4	19.5
Operating income (expense)
Administrative	(210.5)	3.4	(279.2)	4.5	(261.3)	4.5	(197.5)	3.7	(191.3)	3.5
Selling	(454.4)	7.3	(480.4)	7.8	(418.6)	7.2	(374.1)	7	(304.6)	5.5
Research	(74.7)	1.2	(77.3)	1.3	(85.3)	1.5	(72.1)	1.3	(55.6)	1
Other operating income (expense), net	36.9	0.6	(42.8)	0.7	(219.7)	3.8	9.4	0.2	(138.5)	2.5
Equity in losses of associates	—	—	1.2	—	0.3	0.0	—	—	—	—

Operating profit before financial income (expense)	713.4	11.4	611.9	9.9	318.2	5.5	391.7	7.3	379.4	6.9
Financial expenses, net	(96.4)	1.5	(6.8)	0.1	(90.5)	1.6	17.5	0.3	10.2	0.2
Foreign exchange gain (loss), net	(14.6)	0.2	8.7	0.1	20.1	0.3	(1.1)	—	(68.8)	1.3

Profit before taxes on income	602.4	9.6	613.8	10.0	247.8	4.3	408.1	7.6	320.8	5.8
Income taxes expense (benefit)	(256.4)	4.1	(265.2)	4.3	(127.4)	2.2	(62.7)	1.2	158.1	2.9

Net income	346.0	5.5	348.6	5.7	120.4	2.1	345.4	6.4	478.9	8.7

Attributable to:
Owners of Embraer	342.0	5.5	347.8	5.6	111.6	1.9	330.2	6.2	465.2	8.5
Noncontrolling interest	4.0	0.1	0.8	0.0	8.8	0.2	15.2	0.2	13.7	0.2

(1)	No restatement of financial information was made because there were no changes generated in the period by the retrospective application of new accounting rules which came into effect as of 2013.

2013 Compared with 2012

Revenue

Revenue increased 1.1% to US$6,235.0 million in 2013, from US$6,167.0 million in 2012. Revenue in the Commercial Aviation segment declined 11.9% to US$3,307.0 million in 2013, from US$3,755.4 million in 2012. Executive Jets revenues increased 27.3% to US$1,644.5 million in 2013, from US$1,292.0 million in 2012. Defense and Security revenues increased by 14.5% to US$1,196.9 million in 2013, from US$1,045.2 million in 2012. Other Related Businesses segment revenues increased 16.4% to US$86.6 million in 2013, from US$74.4 million in 2012.

Commercial Aviation revenues declined in 2013, principally due to a lower level of deliveries in the year compared to 2012, representing a decrease of 15.1%. In 2013, the Commercial Aviation segment delivered 90 commercial aircraft compared to 106 aircraft in 2012, with a slightly less favorable product mix in the year, as a result of a higher proportion of smaller E170 and E175 jets delivered relative to E190 and E195 models.

The increase in Executive Jets segment revenues in 2013 is largely driven by an increase in the number of executive jets delivered during the year, as compared to 2012. During 2013, we delivered 119 executive jets (90 light jets and 29 large jets) compared to deliveries of 99 executive jets (77 light jets and 22 large jets) in 2012, an increase of 20.2%. In addition, we had a slightly more positive mix of large jet deliveries in the year (24.4% in 2013, compared to 22.2% in 2012).

Defense & Security segment revenues are accounted for under the percentage-of-completion method, and we continued to execute under our contracts with the Brazilian federal government, specifically the KC-390 development program as well as the Integrated Border Monitoring System (SISFRON). In addition, deliveries of the Super Tucano to militaries around the world and ongoing modernization programs with the Brazilian federal government continued apace, helping to drive revenue growth of 14.5% to US$1,196.9 million, compared to US$1,045.2 million in 2012.

Cost of Sales and Services

Cost of sales and services increased 3.0% to US$4,818.9 million in 2013, from US$4,676.6 million in 2012. The 3.0% increase in cost of sales was higher than the 1.1% growth in revenues in 2013, thus driving an increase in cost of sales and services as a percentage of revenue, to 77.3% in 2013 compared to 75.8% in 2012. This increase in cost of sales and services is mainly a result of a less favorable product and services mix in 2013, combined with inflation in direct labor costs, partially offset by ongoing efforts to improve productivity and efficiency, the appreciation of the dollar against the real, and the stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment decreased 9.8%, to US$2,532.6 million in 2013, from US$2,809.3 million in 2012. The decrease in cost of sales and services was lower than the 11.9% decrease in revenues in this segment due to a less favorable product and services mix, coupled with lower operating leverage on a decline of commercial aircraft deliveries in 2013. These impacts were only partially offset by the appreciation of the dollar against the real, ongoing efforts to improve productivity, and the stimulus packages implemented in Brazil. Gross margin in the Commercial Aviation segment declined from 25.2% in 2012 to 23.4% in 2013.

Cost of sales and services in the Executive Jets segment increased 24.0% to US$1,284.7 million in 2013 from US$1,035.8 million in 2012. The increase in cost of sales and services in this segment increased less than the 27.3% increase in revenues in 2013, representing a shift to a more favorable product mix as we delivered more large planes and benefitted from the appreciation of the dollar against the real, as well as stimulus packages implemented in Brazil and our efforts to improve productivity and efficiency.

Cost of sales and services in the Defense & Security segment increased by 21.1% to US$951.2 million in 2013, from US$785.5 million in 2012. The increase in cost of sales and services was higher than the 14.5% increase in revenues in 2013, driven primarily by a less favorable revenue and product mix delivered in 2013, as well as higher costs related to certain contracts in this segment.

Cost of sales and services in Other Related Businesses increased 9.6% to US$50.4 million in 2013, from US$46.0 million in 2012, while revenues for this segment increased 16.4% in 2013.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 5.0%, to US$1,416.1 million in 2013 from US$1,490.4 million in 2012. Our gross margin also fell from 24.2% in 2012 to 22.7% in 2013.

Operating Income (Expense)

As further discussed below, operating expense decreased 20.0%, to US$702.7 million in 2013, from US$878.5 million in 2012. Operating expense as a percentage of revenues decreased to 11.3% in 2013 from 14.2% in 2012.

Administrative. Administrative expenses decreased 24.6%, to US$210.5 million in 2013, from US$279.2 million in 2012, due to the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Selling. Selling expenses decreased 5.4% to US$454.4 million in 2013, compared to US$480.4 million in 2012. The decline in selling expenses is due to reductions in the Defense & Security segment, government fiscal benefits and the appreciation of the dollar against the real.

Research. Research expenses declined 3.4% to US$74.7 million in 2013, from US$77.3 million in 2012. The decrease in this expense is primarily explained by the launch of the E2 second generation E-Jets program, in which program costs are now capitalized to intangible assets instead of recognized as research expenses, following approval by our Board of Directors of the economic viability of the program.

Other operating (expense) income, net. Other operating (expense) income, net improved from an expense of US$42.8 million in 2012 to income of US$36.9 million in 2013. The expense in 2012 is mainly due to the expense of US$37.4 million in renegotiated financing arrangement expenses in connection with the restructuring of Chautauqua Airlines, Inc., an airline operator controlled by Republic Airways Holdings.

The change in income from 2012 to 2013 was due to a variety of non-recurring factors. In 2011, as a result of the bankruptcy filing of AMR Corporation, or AMR, the parent company of our customer American Airlines, we provisioned a total of US$317.5 million to our results in the fourth quarter to account for expected expenses related to obligations from financial guarantees and residual value guarantees for the fleet of 216 ERJ 145 family aircraft operated by AMR. Of the US$317.5 million provision related to the AMR bankruptcy process, US$241.9 million was provisioned under other operating (expense) income, net. As a consequence of the more favorable final outcome of the AMR bankruptcy process in the last quarter of 2013, since the initial provisions made in the fourth quarter of 2011, we incurred total expenses of approximately US$43 million related to the financial guarantees for AMR (including the purchase of 39 ERJ 145 family aircraft). As a consequence of this outcome, in the fourth quarter of 2013 a total of US$180.7 million positively impacted operating results, recognized in the other operating (expense) income, net account. The US$180.7 million was comprised of a provision reversal of US$109.3 million coupled with a US$71.4 million payment reversal, which we had already made on these financial guarantees. In the fourth quarter of 2013, we also recognized a US$33.7 million expense related to deferred revenues, attached to a total of US$199 million of financial guarantee obligations which remain for 163 aircraft of the original AMR ERJ 145 family fleet that have been added back to our off-balance sheet exposure. Therefore, the net effect in the fourth quarter of reversals and expenses related to the AMR financial guarantees is US$147.0 million (US$180.7 million less US$33.7 million).

Also, in 2013, the Brazilian federal government initiated a multi-industry effort, known as Programa de Recuperação Fiscal (Fiscal Recovery Program), or Refis, to resolve various open tax debt negotiations with a number of companies. As part of this initiative, the Brazilian federal government offers favorable terms to companies that choose to voluntarily enroll in the program and settle their tax debts. In the last three months of 2013, we opted to enroll in this program in order to take advantage of the opportunity to resolve our related tax negotiations with the government. Consequently, we recorded a provision of US$36.9 million in the other operating (expense) income, net account. We do not anticipate that additional provisions will be made relating to this item.

Equity in loss of associates. Equity in loss of associates decreased from positive US$1.2 million in 2012 to zero in 2013.

Operating Profit Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit increased 16.6% to US$713.4 million in 2013, from US$611.9 million in 2012. Our operating margin increased to 11.4% in 2013 from 9.9% in 2012.

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment for 2013 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$502.1 million, US$97.0 million, US$91.6 million, and US$22.7 million, respectively. In 2012, the operating profit for these segments was US$438.4 million, US$39.5 million, US$114.8 million, and US$19.2 million, respectively. See Note 39 to our audited consolidated financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net increased from US$6.8 million in 2012 to US$96.4 million in 2013, due to a combination of non-recurring and recurring factors. In 2011, as a result of the AMR bankruptcy filing, we provisioned a total of US$317.5 million to our fourth quarter results to account for expected expenses related to obligations for financial guarantees and residual value guarantees, as explained above. Of the US$317.5 million provision related to this bankruptcy process in the fourth quarter of 2011, US$75.6 million was recognized in financial income (expense), net, as this amount was related to residual value guarantees. This amount was not reversed in the fourth quarter of 2013, as we took the opportunity to reduce our total exposure by buying back US$98 million in residual value guarantees related to a portion of the AMR fleet of ERJ 145 family aircraft. Considering that since the original provision in the fourth quarter of 2011, as a result of ongoing revisions of residual value projections observed by independent aircraft appraisers, we reversed US$17.1 million of this original provision, in the fourth quarter of 2013 an additional non-recurring expense of US$40 million was accounted for in financial income (expense), net to complete all required provisions for these residual value guarantees. As a result, we no longer have any outstanding residual value guarantee exposure related to the AMR fleet of ERJ 145 family aircraft.

In addition, we also recognized an expense of US$7.9 million in financial income (expense), net related to the accrued interest on the tax obligations related to the Refis program, explained in greater detail under “—Operating Income (Expense).”

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net changed to a loss of US$14.6 million in 2013 from a gain of US$8.7 million in 2012, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income decreased 1.9% to US$602.4 million in 2013 from US$613.8 million in 2012.

Income tax benefit (expense)

Income taxes represented an expense of US$256.4 million in 2013, compared to an expense of US$265.2 million in 2012. Income taxes declined principally due to lower profit before taxes on income in 2013 as compared to 2012.

Our effective tax rate was relatively stable in 2013 as compared 2012, at 42.6% compared to 43.2%, respectively, declining slightly due to the slightly lower profit before taxes in 2013.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes decreased 0.7% to US$346.0 million in 2013, from US$348.6 million in 2012. As a percent of revenue, net income after taxes was 5.5% in 2013 compared to 5.7% in 2012.

2012 Compared with 2011

Revenue

Revenue increased 6.5%, to US$6,167.0 million in 2012, from US$5,790.9 million in 2011. Revenue in the Commercial Aviation segment increased slightly, by 1.1%, to US$3,755.4 million in 2012, from US$3,751.2 million in 2011. Executive Jets revenues increased 15.5%, to US$1,292.0 million in 2012, from US$1,118.8 million in 2011. Defense & Security revenues increased by 24.4%, to US$1,045.2 million in 2012, from US$839.9 million in 2011. Other Related Businesses revenues decreased 8.1%, to US$74.4 million in 2012, from US$81.0 million in 2011.

Commercial Aviation revenues remained stable primarily as a consequence of a similar number of aircraft deliveries, as well as a similar product and service mix in 2012. We delivered 106 commercial aircraft in 2012 as compared to 105 aircraft in 2011, an increase of one commercial aircraft, or 1.0%.

The increase in Executive Jets revenues is mainly driven by changes in product mix between small and large jets, which resulted in a reduction of 7.2% in deliveries of small executive jets and an increase of 37.5% in deliveries of large executive jets in 2012, totaling 99 executive jets in 2012 (including 19 Legacy 600/650, 29 Phenom 100, 48 Phenom 300, 2 Lineage 1000 and 1 Embraer 190 Shuttle) compared to 99 in 2011 (including 13 Legacy 600/650, 41 Phenom 100, 42 Phenom 300, 2 Lineage 1000 and 1 Embraer 190 Shuttle).

Defense and Security revenues are accounted for using the percentage-of-completion method and increased 24.4%, to US$1,045.2 million in 2012, from US$839.9 million in 2011, primarily as a result of growth in deliveries of the Super Tucano and the evolution of the development of the KC-390.

Cost of Sales and Services

Cost of sales and services increased 4.2%, to US$4,676.6 million in 2012, from US$4,488.1 million in 2011. This increase in cost of sales of 4.2% was less than the 6.5% increase in revenue in 2012. Cost of sales and services as a percentage of revenue decreased to 75.8% in 2012, from 77.5% in 2011. This reduction in cost of sales and services is a result of a more favorable product and revenue mix in 2012, our ongoing efforts to improve efficiency and productivity, the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment decreased 3.9%, to US$2,809.3 million in 2012, from US$2,921.8 million in 2011, due to a more favorable product and revenue mix in 2012, our ongoing efforts to improve efficiency and productivity, the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil, compared to a slight increase of 1.1% in revenues for the Commercial Aviation segment.

Cost of sales and services in the Executive Jets segment increased by 16.5%, to US$1,035.8 million in 2012, from US$888.8 million in 2011, in line with the 15.5% increase in revenues for this segment. Most of our costs relating to sales and services in the Executive Jets segment are variable, considering that the majority of costs are related to aircraft parts and components, such as engines and avionics, the prices of which increased in 2012.

Cost of sales and services in the Defense and Security segment increased by 23.4% to US$785.5 million in 2012, from US$636.8 million in 2011, while revenues in this segment increased by 24.4%. This increase comes primarily as a result of the different revenue and product mix delivered in this segment during 2012.

Cost of sales and services in Other Related Businesses increased 13.0%, to US$46.0 million in 2012, from US$40.7 million in 2011, while revenues for this segment decreased 8.1%.

Gross Profit

As a result of the foregoing factors, our gross profit increased 14.4%, to US$1,490.4 million in 2012, from US$1,302.8 million in 2011. Our gross margin also increased to 24.2% in 2012 from 22.5% in 2011.

Operating Income (Expense)

As further discussed below, operating expense decreased 10.8%, to US$878.5 million in 2012, from US$984.6 million in 2011. Operating expenses as a percentage of revenue decreased to 14.2% in 2012 from 17.0% in 2011.

Administrative. Administrative expenses increased 6.9%, to US$279.2 million in 2012, from US$261.3 million in 2011, primarily as a result of the increase of approximately 10% in Brazilian labor expenses, which were partially offset by the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Selling. Selling expenses increased 14.8%, to US$480.4 million in 2012, from US$418.6 million in 2011. This increase was mainly due to Embraer’s efforts to take advantage of market improvements to generate sales, and as our worldwide fleet continued to grow through 2012, particularly in the executive aviation market, our customer support infrastructure was increased to support such fleet growth. Additionally, selling expenses were affected by the increase in revenues and product mix in 2012.

Research. Research expenses decreased 9.4%, to US$77.3 million in 2012, from US$85.3 million in 2011. This decrease is mainly explained by the reduced level of research activity related to the development of the second generation of E-Jets aircraft.

Other operating (expense) income, net. Other operating expense, net decreased to net other operating expense of US$42.8 million in 2012 from net other operating expense of US$219.7 million in 2011. This expense in 2012 is mainly due to the expense of US$37.4 million in renegotiated financing arrangement expenses in connection with the restructuring of Chautauqua Airlines Inc., an airline operator controlled by Republic Airways Holdings. This expense for Chautauqua was lower than the provision of financial guarantees obligation made for AMR in 2011, which totaled US$241.9 million.

Equity in loss of associates. Equity in loss of associates improved, at positive US$1.2 million in 2012, from US$0.3 million in 2011.

Operating Profit Before Financial Income (Expense)

As a result of the foregoing factors, our consolidated operating profit increased 92.3%, to US$611.9 million in 2012, from US$318.2 million in 2011. Our operating margin increased to 9.9% in 2012 from 5.5% in 2011.

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment for 2012 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related Businesses segments was US$438.4 million, US$39.5 million, US$114.8 million and US$19.2 million, respectively. In 2011, the operating profits for these segments was US$157.1 million, US$55.2 million, US$82.0 million and US$23.9 million, respectively. See Note 39 to our audited consolidated financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net, decreased by 92.5% to a net financial expense of US$6.8 million in 2012, compared to net financial expense of US$90.5 million in 2011, primarily due to the absence of US$75.6 million of non-recurring expenses in connection with the provision of residual value guarantee obligations for the AMR Corporation, which was recorded in 2011, and a reversal of US$35.4 million in 2012 resulting from there being no observed impact on the value of regional aircraft in the secondary market, as we had predicted when we made the initial provision in 2011.

Foreign exchange gain (loss), net

Foreign exchange gain, net decreased to US$8.7 million in 2012 from a net foreign exchange gain of US$20.1 million in 2011, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the foregoing factors, profit before taxes on income increased 147.7%, to US$613.8 million in 2012, from US$247.8 million in 2011.

Income tax benefit (expense)

Income taxes represented an expense of US$265.2 million in 2012, compared to an expense of US$127.4 million in 2011, mainly as a result of the effects of foreign exchange changes on our nonmonetary assets.

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

Net Income

As a result of the foregoing factors, our net income after taxes increased 189.5% to US$348.6 million in 2012 from US$120.4 million in 2011. As a percent of revenue, net income after taxes increased to 5.7% in 2012 from 2.1% in 2011.

Accounting Pronouncements Not Yet Adopted

For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in “Item 18. Financial Statements.” We prepared our consolidated financial statements as of and for the year ended December 31, 2013 in accordance with IFRS, as issued by the IASB.

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

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300 and the Lineage 1000 executive jets, (2) further develop our new Legacy 450/500 executive jets, (3) further develop the E2 jet family, (4) make other planned capital expenditures and (5) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

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

Net Cash Generated by Operating Activities and Working Capital

2013

In 2013, net cash generated by operating activities was US$564.6 million, compared to net cash generated by operating activities of US$693.0 million in 2012. The decrease in the inflow of cash generated by operating activities in 2013 is primarily a result of financial investments we made, which are short-term investments with maturity greater than three months that we expect to use in our regular operations, and the reversal of financial guarantees, which were significantly higher in 2013 compared to 2012.

We had working capital of US$2,875.1 million at December 31, 2013 and US$2,570 million at December 31, 2012. Our working capital increased in 2013 primarily as a result of an increase in our financial investments and a decrease in our short-term loans and financing.

2012

In 2012, net cash generated by operating activities was US$693 million, compared to net cash generated by operating activities of US$480.1 million in 2011. The increase in the inflow of cash generated by operating activities in 2012 is primarily a result of higher net income in 2012 and relatively consistent balances of current asset and current liability accounts in 2011 and 2012.

We had working capital of US$2,570 million at December 31, 2012 and US$2,325.5 million at December 31, 2011. Our working capital increased in 2012 as a result of an increase in cash flow from operating activities in 2012.

2011

In 2011, net cash generated by operating activities was US$480.1 million, compared to net cash generated by operating activities of US$873.8 million in 2010. The decrease in the inflow of cash generated by operating activities in 2011 is primarily a result of lower net income and changes in financial assets of US$124.3 million.

We had working capital of US$2,325.5 million at December 31, 2011 and US$2,594.1 million at December 31, 2010. Our working capital needs decreased in 2011, as a result of an increase in loans and financing coupled with an increase in non-recourse and recourse debt.

Net Cash Used in Investing Activities

2013

In 2013, net cash used in investing activities was US$764.0 million, compared to net cash used in investing activities of US$617.3 million in 2012.

Net cash used in investing activities in 2013 increased as a result of higher additions to intangibles and property, plant and equipment when compared to 2012. We also spent US$17.3 million in the acquisition of all the non-controlling interests in our subsidiary Atech Negócios em Tecnologia S.A. in Brazil and in 2012 we spent US$17.4 million in the acquisition of a non-controlling interest in our subsidiary Airholding SGPS S.A. in Portugal. See Note 14.1 to our audited consolidated financial statements.

2012

In 2012, net cash used in investing activities was US$617.3 million, compared to net cash used in investing activities of US$602.0 million in 2011.

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

Net Cash Generated by Financing Activities and Total Debt

2013

In 2013, net cash generated by financing activities was US$192.5 million, compared to net cash generated by financing activities of US$422.3 million in 2012. During 2013, we raised new financings of US$890.8 million compared to new borrowings of US$1,692.6 million in 2012. Furthermore, we also repaid US$650.2 million of our indebtedness in 2013 compared to debt repayments in the aggregate amount of US$1,225.3 million in 2012. In 2013, we distributed US$71.4 million in interest on shareholders’ equity or dividends compared to US$59.5 million in 2012. In 2013, like in 2012, we did not spend any amounts in connection with share buyback programs.

At December 31, 2013, we had total debt of US$2,194.3 million under our financing arrangements described below, 96.4% of which was long-term debt and 3.6% of which consisted of short-term debt. In comparison, we had total debt of US$2,066.5million at December 31, 2012, consisting of 83.7% of long-term debt and 16.3% of which consisted of short-term debt. Our total debt increased in 2013 in comparison with 2012.

2012

In 2012, net cash generated by financing activities was US$422.3 million, compared to net cash used in financing activities of US$96.4 million in 2011. During 2012, we raised new financings of US$1,692.6 million compared to new borrowings of US$2,362.5 million in 2011. Furthermore, we also repaid US$1,225.3 million of our indebtedness in 2012 compared to debt repayments in the aggregate amount of US$2,082.7 million in 2011. In 2012, we distributed US$59.5 million in interest on shareholders’ equity or dividends compared to US$183.4 million in 2011. In 2012, like in 2011, we did not spend any amounts in connection with share buyback programs.

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

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2013, US$238.0 million was outstanding (US$6.5 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2013, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions. As described below, in September 2013 we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2008. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to September 2015. As of December 31, 2013, we had outstanding US$6.1 million under our credit facilities with the FINEP, of which US$3.5 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2013, US$162.5 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$58.1 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2013, we had US$34.8 million outstanding under our credit facilities with the FINEP, of which US$8.1 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$227.6 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development, which were partially disbursed in 2012. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2013, we had US$165.2 million outstanding under our credit facilities with the BNDES, of which US$38.4 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

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

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2013, US$498.9 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

In February 2013, we signed contracts in the form of export credit notes with five Brazilian financial institutions in the total aggregate amount of R$712.0 million, equivalent to US$303.9 million, maturing in February 2016. This facility bears interest at 5.5% per annum. As of December 31, 2013, we had US$294.7 million total outstanding, of which US$1.4 million is due in the short-term, including principal and accrued interest. The export credit notes are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In March and April 2013, we signed credit agreements in the form of BNDES pre-shipment export credit lines (BNDES PSI – Subprograma Exportação de Pré-embarque) with four Brazilian financial institutions in the total aggregate amount of R$200.0 million, equivalent to US$85.4 million, with maturity in March and April of 2016. These facilities bear interest at 5.5% per annum. As of December 31, 2013, we had US$86.2 million total outstanding, of which US$0.8 million is due in the short-term, including principal and accrued interest. This facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2013, we signed a credit facility with the FINEP in the amount of R$303.9 million, equivalent to US$129.8 million, to support the research and development expenses of the Legacy 450 aircraft, of which US$26.8 million were disbursed in 2013. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2013, we had US$26.8 million outstanding under this credit facility with the FINEP, of which US$0.05 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC. As of December 31, 2013, a total of US$490.0 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2017, 2020, 2022 and 2023, through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

In December 2013, we signed a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$598 million. As of December 31, 2013 there was no amount disbursed under this contract.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$190.4 million at December 31, 2013. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2013, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2013, US$331.6 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by a bank standby letter of credit.

Short-term Facilities

We have various short-term loans and credit agreements with aggregate outstanding borrowings of US$0.1 million at December 31, 2013. See Note 20to our audited consolidated financial statements for further information on our short-term financing arrangements.

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

Research expenses totaled US$74.7 million in 2013 and US$77.3 million in 2012. This decrease in research expenses in 2013 is a result of a smaller number of research projects that entered into their experimental stages in 2012, thereby demanding less research resources.

In 2014, we expect to invest approximately US$80 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4B. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2013, we had more than 450 trademarks. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. Under the agreements we have with some of our suppliers and risk-sharing partners, they grant us access to information and technology necessary to better develop, manufacture and market our products.

We aim to protect our intellectual property rights resulting from investments in technical research and development.

We hold granted patents and patent applications relating to our manufacturing technology. Currently, we hold granted patents and patent applications from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan, India and China in connection with the various technologies of our products. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the necessary intellectual property rights to conduct our business and operations.

We filed 227 patent applications between 2009 and 2013. We were granted 91 patents between 2009 and 2013.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services and markets.

We view a focus on innovation as key to the competitiveness and sustainability of our business. For this reason, we created an innovation and knowledge management area to reinforce our initiatives. The area is responsible for the promotion of innovative ideas aimed at the development of new businesses, products, technologies, services and processes. Our Innovation Policy and our Innovation Management Model contain the bases and requirements, respectively, related to our innovation processes.

Our Innova program, or Innova, is the principal tool created by our innovation and knowledge management area to promote innovation within Embraer. The program makes channels and spaces which promote the development and implementation of innovations available, such as the prototype laboratories in São José dos Campos and Gavião Peixoto, and the Innova Spaces, in São José dos Campos, Fort Lauderdale and Melbourne.

Innova acts on the fronts of spontaneous innovation, stimulated innovation and recognition. On the spontaneous innovation front, the Green Light program evaluates innovative proposals presented voluntarily by employees. If approved, the proposing employees are granted time and resources to develop the projects. In 2013, eight innovative projects were selected, and the first two projects have already been implemented. For 2014, there are fifteen projects under evaluation.

In order to promote innovation, we have also created the Innova Challenge, by which challenges are submitted to our employees to be solved in a collaborative environment. In 2013, 12 challenges were launched, resulting in 539 new ideas. Since then, 24 prototypes entered into the final stage of implementation for 7 innovation projects, with two already implemented.

We established Innova on Demand, in which the area of innovation advises a specific business unit of our company to enhance its initiatives and improve its results. Two thousand twenty-six new ideas were presented and 15 turned into innovation projects, with two projects having already been implemented.

In 2013, we implemented the Innovation Recognition Program. Under this program, all successfully implemented innovations must be acknowledged and celebrated. Also in 2013, 235 employees were recognized for their 95 innovations in both spontaneous and encouraged innovations. In addition, nine management groups in the categories of manufacturing, engineering and main office were acknowledged as the most favorable environments for innovation in the company.

Of our net revenues in 2013, 34% came from innovations developed between 2009 and 2013. We implemented 12,430 innovations in 2013.

Embraer received the National Innovation Award, sponsored by CNI, Sebrae and the Competitive Brazil Movement, in the category of Technological Innovation Projects. The winning project was Ahead-PRO, a system of preventive monitoring for aircraft, created with the purpose of providing, at all times, an updated view of the condition in which the aircraft’s components are operating. We believe the implementation of the innovative project impacted our competitiveness, increasing our rates of customer satisfaction. The system is available for the E-Jets and Phenoms.

5D.	Trend Information

The following table summarizes our order book for the Commercial Aviation segment at December 31, 2013. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$18.2 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	188	26	187	1
EMBRAER 175	375	472	187	188
EMBRAER 190	569	169	496	73
EMBRAER 195	145	22	128	17
EMBRAER 175 - E2	100	100	—	100
EMBRAER 190 - E2	25	25	—	25
EMBRAER 195 - E2	25	25	—	25

The following tables set forth our Commercial Aviation order book at December 31, 2013 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—
Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—
Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air - Thailand)	2	2	—
HNA Group (China)	25	25	—
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)(1)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)(1)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—
Total	708	708	—

(1)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
Finnair (Finland)	10	10	—
Gecas (USA)	9	9	—
JAL (Japan)	15	14	1
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Republic Airline (USA)	48	48	—
Satena (Colombia)(2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)(2)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
Total	188	187	1

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena (delivered by Embraer Defense & Security).
(2)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland)(1)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	60	—	60
CIT (USA)	4	4	—
Flybe (UK)	35	11	24
Gecas (USA)	5	5	—
Jetscape (USA)	4	4	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines	5	5	—
Republic Airlines (USA)	101	73	28
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	30	—	30
Skywest (USA)	40	—	40
Suzuyo (Japan)	5	4	1
Total	375	187	188

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Ireland)	15	—	15
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Costa (India)	1	—	1
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	—	1

Customer	Firm Orders	Delivered	Firm Order Backlog
Augsburg (Germany)	2	2	—
Austral (Argentina).	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	8	1
BOC Aviation (Singapore)	14	6	8
Conviasa (Venezuela)	13	13	—
China Southern (China)	20	20	—
CIT (USA)	7	2	5
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC (Ireland)(1)	1	1	—
Finnair (Finland)	12	12	—
Gecas (USA)	27	26	1
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JetBlue (USA)	88	64	24
Jetscape (USA)	7	7	—
Kenya Airways (Kenya)	10	10	—
KLM (Holland)	22	22	—
Kunpeng (China)	5	5	—
LAM (Republic of Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)(2)	3	3	—
Trip (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Blue (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
Undisclosed	8	—	8
Total	569	496	73

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aurigny (Guernsey)	1	—	1
Azul (Brazil)	59	45	14
Belavia (Belarus)	2	—	2
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Jetscape (USA)	2	2	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordanian)	2	2	—
Trip (Brazil)	1	1	—
Total	145	128	17

EMBRAER 175 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Skywest (USA)	100	—	100
Total	100	—	100

EMBRAER 190 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
ILFC (USA)	25	—	25
Total	25	—	25

EMBRAER 195 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
ILFC (USA)	25	—	25
Total	25	—	25

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

As of December 31, 2011, as a result of our customer American Airlines filing for creditor protection under Chapter 11, we recorded a provision of US$317.5 million to cover losses estimated in relation to our financial guarantee obligations to the vendor for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145 models). During 2012, until the court approved the proposed bankruptcy terms, we made payments of US$59.7 million as a guarantee advance, which were presented as a reduction (disposals) to the provision established in 2011. The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, we recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$149.6 million. The remaining balance for the additional provision for guarantee obligations was US$211.9 million as of December 31, 2012. On November 29, 2013 the U.S. court approved the merger between U.S. Airways and American Airlines and its bankruptcy filing was finalized. Consequently, through this event, our obligation on financial guarantees by AMR’s creditor has been completed and part of the amount paid as advance financial guarantees to such creditor of US$71.4 million was returned to us and the remaining provision of US$111.9 million was reversed against the operating result. The residual value guarantees were finalized along with American Airlines in exchange for concessions from contractual receivables and the amount of US$58.6 million was transferred from provisions to accounts payable in 2013. There was no remaining balance for the additional provision as of December 31, 2013.

See also Note 37 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Trade-in Obligations

In connection with the signing of purchase agreements for new aircraft, we may provide trade-in options to our customers. These options provide a customer with the right to trade-in existing aircraft upon the purchase and acceptance of a new aircraft. Under contractual obligations with our customers, our obligation to receive their aircraft as trade-ins arises only to the extent they accept the delivery of certain of our new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2012, we have not accepted aircraft for trade-in pursuant to the 1 trade-in option we had in 2011 (since such trade-in option was cancelled in 2012). In 2013, we accepted 15 aircraft, with a total value of US$118.1 million, for trade-in pursuant to trade-in options signed in 2012, with respect to 7 aircraft, and 2013, with respect to 16 aircraft. As a result, we are currently subject to trade-in options relating to 8 aircraft directly tied to contractual obligations with 6 customers and subject to such customers actually taking delivery of certain new aircraft. See Note 37 to our audited consolidated financial statements for further information on our trade-in options.

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

	At December 31,
	2013	2012	2011	2010	2009
Description		(in US$ millions)
Maximum financial guarantees	545.5	374.2	471.6	1,133.9	1,248.4
Maximum residual value guarantees	359.9	372.7	542.2	743.4	770.8
Mutually exclusive exposure(1)	(94.7)	(115.0)	(209.8)	(393.9)	(393.9)
Provisions and liabilities recorded(2)	(155.3)	(114.0)	(121.2)	(143.2)	(154.1)
Off-balance sheet exposure	655.4	517.9	682.8	1,340.2	1,471.2
Estimated proceeds from performance guarantees and underlying assets	907.8	656.7	896.5	1,255.9	1,478.4

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

As discussed in Note 11 to our audited consolidated financial statements, as of December 31, 2013, 2012, 2011, 2010 and 2009, we maintained escrow deposits in the total amount of US$261.4 million, US$275.8 million, US$268.4 million, US$263.6 million and US$308.9 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$655.4 million as of December 31, 2013. For further discussion of these off-balance sheet arrangements, see Note 37 to our audited consolidated financial statements.

At December 31, 2013, we had US$261.4 million deposited in an escrow account as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

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

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2013:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and interest	3,003.8	176.6	1,167.4	182.9	1,476.9
Pension fund	157.9	15.8	31.6	31.6	78.9
Capital lease obligations	0.8	0.5	0.3	—	—
Operating leases	56.1	15.8	10.7	12.1	17.5
Non-recourse and recourse debt	400.2	12.1	317.3	27.5	43.3
Customer advances	1000.7	875.9	108.8	8.7	7.3
Contribution from suppliers	33.6	33.6	—	—	—
Suppliers	1,013.6	1,013.6	—	—	—
Financial guarantees	293.5	35.1	26.2	23.2	209.0
Other liabilities	355.2	19.3	105.7	149.8	80.4
Total	6,315.4	2,198.3	1,768.0	435.8	1,913.3

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2013. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other liabilities include taxes and payroll charges payable in the total amount of US$348.7 million at December 31, 2013. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Under the rules of the Novo Mercado, the members of our Board of Directors have agreed to comply with the Novo Mercado Listing Rules and with the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office, and for such purpose have executed a Statement of Consent from the Directors (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 25, 2013:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	68	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	49	Member of the Board of Directors	2009
Antonio Franciscangelis Neto	60	Member of the Board of Directors	2013
Arno Hugo Augustin Filho	53	Member of the Board of Directors	2012
Ernani de Almeida Ribeiro Junior	47	Member of the Board of Directors	2013
Israel Vainboim	69	Member of the Board of Directors	2009
João Cox Neto	50	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	50	Member of the Board of Directors	2011
Paulo Roberto de Oliveira	49	Member of the Board of Directors	2013
Samir Zraick	72	Member of the Board of Directors	2006
Vitor Paulo Camargo Gonçalves	57	Member of the Board of Directors	2011

Alexandre Gonçalves Silva. Mr. Silva holds a BS in Mechanical Engineering from PUC Rio de Janeiro. In his 40-year career, he occupied positions in several areas, including 22 as CEO. Mr. Silva was CEO of GE in Brazil from 2001 to 2007 and since then, Mr. Silva has occupied positions on boards of directors of various companies. Currently, Mr. Silva is Chairman of our Board of Directors and an independent board member at Fibria Celulose, Alupar, Tecsis and Nitroquímica. Mr. Silva is a Pro-Bono Director of AMCHAM Brazil and the Foundation of Maria Cecilia Souto Vidigal, Senior Advisor of the Global Infrastructure Partners in New York and Board member of the American Chamber of Commerce since 2003. Mr. Silva is an independent member of the Board of Directors of Embraer.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been CEO of Bozano Group since 2011 and he was Executive Officer from 2000 to 2010. Mr. Salles Pinto currently is Chairman of the Board of Directors of Netpoints and he is member of the Board of Directors and Member of the Compensation Committee of the Board of Azul Linhas Aéreas. From 1988 to 2000, he worked at several companies of Banco Bozano Group, Simonsen S.A. He was originally elected to the Board of Directors of Embraer in April, 2009 and he is an independent member, being a member of the Human Resources Committee and coordinator of the Audit and Risk Committee. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master’s degree in Economics from Fundação Getúlio Vargas - Rio de Janeiro (EPGE) and a Master’s degree in Administration from the Catholic University of Rio de Janeiro (PUC).

Antonio Franciscangelis Neto. Mr. Franciscangelis is currently Secretary of Economy and Finance of the Brazilian Air Force. Among other positions held, Mr. Franciscangelis was Head of Office of the Brazilian Air Force Commander, Commander of 2nd / 5th Aviation Group; Head of Office of the Brazilian Air Force’s COMDABRA; Assistant of the Deputy Chief of the General Staff of the Armed Forces; Commander of Anapolis Air Base; Assistant of the Defense and Aeronautics Attaché at United States and Canada; Chief of the Brazilian Air Force Commission in Washington, DC; Chief of the 2nd, 1st and 6th Subchefias of EMAER; Commander of the Air Force Instruction and Adaptation Center and Commander of the Brazilian Aerospace Defense Command. Among the main academic courses completed by Mr. Franciscangelis are the Aviator Officers Formation Course - AFA; Officers Improvement Course - EAOAR; Graduation in Command and General Staff Course - ECEMAR; Politics and Aerospace Strategy Course; Recycling in Economics and Finance Course (SEFA); Management Business Administration (MBA) at Getúlio Vargas Foundation FGV- RJ; Mirage F 103 Fighter Pilot and Air Defense Course; Fighter Leadership Course; and the Brazilian Institute of Corporate Governance (IBGC) Course to board members.

Arno Hugo Augustin Filho. Mr. Arno Augustin graduated in Economics from the School of Economics of the Federal University of Rio Grande do Sul in 1983. Mr. Augustin is Secretary of the Brazilian Federal Treasury since 2007. During 2003 and 2004, Mr. Augustin occupied the positions of Assistant Executive Secretary of the Ministry of Finance, and Chairman of the Boards of Directors of Caixa Econômica Federal and Banco da Amazônia S.A. – BASA. From 1999 to 2003, Mr. Augustin acted as State Secretary of Finance of Rio Grande do Sul and as Chairman of the Board of Directors of Banrisul. From 1985 to 1998, Mr. Augustin held the following position, among others: Secretary of Finance of the Municipality of Porto Alegre, Economic Advisor to the Mayor.

Ernani de Almeida Ribeiro Junior. Mr. Ernani de Almeida Ribeiro Junior has an undergraduate degree in business administration from the Nogueira da Gama College, with an MBA in Business Administration from Fundação Getúlio Vargas, and graduate degrees in Business Management from Fundação Dom Cabral and in Marketing and Foreign Trade at INPG. He has been our employee since 1986, and currently holds the position of advisor and coordinator of the Boa Idéia Program, which creates incentives for our employees to suggest improvements in our business processes, in our Brazilian business units since 2000. He was an alternate member of the Board of Directors of Embraer from April 2011 to April 2013.

IsraelVainboim. Currently, Mr. Vainboim is a member of the Board of Directors of Itaú Unibanco Banco Múltiplo S.A., member of the Board of Directors of Cia. Iochpe-Maxion, member of the Decision-making Council of MAM (Museu de Arte Moderna de São Paulo), Chairman of the Fiscal Council of Albert Einstein Hospital in São Paulo, member of the Board of the House of Culture of Israel in São Paulo, member of the Board of the alumni association of the Federal University of Rio de Janeiro, member of the International Advisory Council of General Atlantic Partners, located in New York, USA and of the Business Administration School of the University of Stanford. Mr. Vainboim has served Unibanco since 1969. Mr. Vainboim was also the President of Unibanco from 1988 to 1992 and member of its Board of Directors until 2008. Mr. Vainboim was president of Unibanco Holdings S.A. from 1994 to 2007, Chairman of the Board of Directors and the President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. He was first elected to the Board of Directors of Embraer in April, 2009 and he is an independent member. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

João Cox Neto. Mr. Cox has a degree in economics from the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec à Montréal and the PSC’s Oxford University. Mr. Cox speaks Portuguese, English, French and Spanish. Cox heads Cox Investments & Advisory, a boutique investment firm providing M&A, financing and consulting services as well as holding interests in private equity funds. He was also a member of the Board of Directors of companies in various countries (Brazil, Argentina, Netherlands and Israel), and acted as advisor for the CRSFN - Appeals Council of the National Financial System, the Board of Directors of ABRASCA (Brazilian Association of Listed Companies) and IBRI (Brazilian Institute of Investor Relations). Cox currently serves on the board of directors of Estácio de Sá S.A. Since April 1999 he has been deeply involved with the telecommunications industry, as President, CEO or vice president. From 2006 to 2010, he served Claro, the second largest mobile operator in Brazil, as President, CEO or Vice-President. From April 1999 to August 2004 he served as Vice-President Finance and Investor Relations of Telemig Celular Participações and Tele Norte Celular Participações, a position that he shared with the position of CEO of Telemig Celular and Amazonia Celular. In 2005 he served as Vice-Chairman of the Board of Directors of Cellcom, the largest mobile operator in Israel. Cox maintains ties with the universities where he taught for several years at the undergraduate and graduate levels. Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a member of the Human Resources Committee and the Strategy Committee.

Josué Christiano Gomes da Silva. Mr. Gomes da Silva is currently President of the Companhia de Tecidos Norte de Minas – Coteminas, leader in the bed and bath segment, with plants in many countries of the American continent. He is founder and chairman of the Board of Directors of Cantagalo General Grains S.A., a company involved in production, marketing and logistics of grain, and member of the Board of Directors of Embraer. He served as member of the Board of the Institute for Studies in Industrial Development – IEDI, having chaired the institute from 2005 to 2009, President Emeritus and Member of the Supreme Council of the Association of the Textile and Clothing Industry – ABIT, having chaired the organization from 2005 to 2007, Third Vice-President of the Federation of Industries of the State of São Paulo – FIESP, Vice-Chairman of the Business Council of Latin America – CEAL, Member of the Brazil-US CEOs Forum, Member of the Corporate Council Owen School at Vanderbilt University, President of the International Textile Manufactures Federation – ITMF, and Member of the Board of Visitors of the Institute of Cancer of São Paulo Octavio Frias de Oliveira – ICESP. Mr. Josué has a degree in Civil Engineering from the Federal University of Minas Gerais, Bachelor of Law from Law School at Milton Campos. He won the “Gold Medal” (Founder Medal) at Vanderbilt University – United States, where he concluded his Master degree in Business Administration – MBA.

Paulo Roberto de Oliveira. Mr. Paulo Roberto de Oliveira has a degree in mechanical engineering with specialization in project management and MBA in business management. He has been an employee of our company since 1987 and has performed several duties, such as expert analyst of planning, including as adviser to Vice President of Engineering, Technology Development and Strategic Planning. He is currently responsible for the planning of new products in its early stages. Mr. Oliveira is Chairman of the Board of CIEMB – Clube de Investimento dos Empregados da Embraer, being appointed as its representative on the Board of Directors of Embraer.

Samir Zraick. Mr. Zraick was chief financial officer of CVRD, and head of its U.S. affiliate from 1971 to 1986, being responsible for the financial formulation of Carajás Project. After this, he was a member of the Board of Directors of CVRD during the year of 2000 and served as a Special Advisor and member of CVRD’s Strategic Committee from 2001 to 2004. He served as Finance and Development Director of Caemi Mineração e Metalurgia S.A. from 1986 to 1998. He was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, from July 2004 to March 2006. Mr. Zraick is currently an independent member of the Board of Directors of the companies MMX Mineração e Metálicas, S.A. and CCX Carvão da Colombia S.A. He was first elected in March, 2006 to the Board of Directors of Embraer and he is an independent member.

Vitor Paulo Camargo Gonçalves. Mr. Vitor Gonçalves is Director of Planning of Previ, elected to serve until May 2014. He joined the Bank of Brazil in 1976 and has served with Previ as Director of Participation, Deliberative Officer and Audit Committee. He is member of the Board of Directors of Embraer S.A., having served as Board member in Paranapanema S.A., Petroflex S.A., Invepar S.A and Kepler Weber S.A. He is a member of the Board of ABRAPP – Brazilian Association of Pension Funds, as the representative of Previ, President of the ICSS and member of the Board of the National Association of Officials of the Bank of Brazil – ANABB. He holds an undergraduate degree in Business Administration from Mackenzie University, and has graduate degrees in Business Management from Fundação Getúlio Vargas (RJ), with specialization in business management from Fundação Dom Cabral (MG) and IBMEC (RJ); in corporate governance from IBMEC (RJ) and IBGC – Brazilian Institute of Corporate Governance; and in management of pension funds from the Wharton School in Philadelphia (USA). Mr. Gonçalves is an independent member of the Board of Directors of Embraer.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•	Strategies Committee: which may have up to five members, but has no executive power. The primary purpose of the Strategies Committee is to assist the Board of Directors in its functions. The members of our Board of Directors and Board of Executive Officers may serve on this committee. The Strategies Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic plan. The current members of the Strategies Committee are Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Josué Christiano Gomes da Silva and João Cox Neto.

•	Audit and Risks Committee: See “Item 6C.—Board Practices—Audit and Risks Committee” below.

•	Human Resources Committee: which has up to five members appointed by our Board of Directors. The members of the Human Resources Committee may be members of our Board of Directors or our Executive Officers. Its purpose is to assist the Board of Directors in connection with human resources issues which include appointing and removing Executive Officers from office and designating their duties as provided by the bylaws, compensation and human relations policy, transferring of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Vitor Paulo Camargo Gonçalves (coordinator), João Cox Neto, Alexandre Gonçalves da Silva and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

In the event an Executive Officer serves on the Strategies Committee and the Human Resources Committee, he will only be entitled to receive the compensation corresponding to the higher paying position. The Directors appointed to serve on such Committees and on the Audit and Risks Committee may combine the compensation for each position so held.

Executive Officers

Our Executive Officers are responsible for our day-to-day management. The Executive Officers have individual responsibilities established by our bylaws and by the Board of Directors.

The terms of office for members of our Board of Directors and for our Executive Officers is two years, with each Executive Officer eligible for reelection.

The vote of at least nine members of our Board of Directors is necessary to remove an Executive Officer.

Our bylaws forbid any Executive Officer from also serving at the same time as a member of our Board of Directors. Our bylaws contain a provision that our CEO will participate in meetings of the Board of Directors, but shall not vote on resolutions of the Board of Directors.

Our Executive Officers have agreed to comply with the Novo Mercado Listing Rules and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Statement of Consent from Senior Managers (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current Executive Officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	52	President and Chief Executive Officer	1995
Mauro Kern Junior	53	Executive Vice President – Engineering and Technology	2007
Paulo Cesar de Souza e Silva	58	Executive Vice President – Commercial Aviation	2010
Artur Aparecido V. Coutinho	65	Chief Operating Officer	2005
Jackson Medeiros de F. Schneider	49	Executive Vice President – Personnel, Institutional Relations and Sustainability	2012
José Antonio de Almeida Filippo	53	Executive Vice President – Chief Financial and Investor Relations Officer	2012
Marco Tulio Pellegrini	55	Executive Vice President of Executive Jets Market	2013
Terena Penteado Rodrigues	40	Executive Vice President – General Counsel	2013

Frederico Pinheiro Fleury Curado. Mr. Curado has been an Executive Officer of Embraer S.A. since 1995, and President and Chief Executive Officer since 2007. He has a degree in Mechanical Aeronautical Engineering from ITA – Instituto Tecnológico de Aeronáutica and an M.B.A. from the University of São Paulo. Besides his activities at Embraer, he is the Chairman of the Brazilian Chapter of the Brazil-US Business Council, a member of Brazil’s National Council for Industrial Development and an executive board member of the International Chamber of Commerce. He is also an independent board member at Transocean Ltd (NYSE:RIG). Mr. Curado has been awarded the Medal for Aeronautical Merit by the Brazilian Government and the Medal for Merit by the Brazilian Association of Military Engineering

Mauro Kern Junior. In April 2011, Mr. Kern was appointed Embraer’s Executive Vice-President for Engineering and Technology. He joined Embraer in 1982 as a Mechanical Systems Engineer and served for 13 years in several technical and managerial positions. In 1999, Mr. Kern joined the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2007, he was appointed Embraer’s Executive Vice-President for the Airline Market. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Paulo Cesar de Souza e Silva. Mr. Silva joined the company in 1997 and spent 13 years focusing and developing Embraer’s Customer Financing strategies. Since April 2010 he has been the President & CEO of

Embraer Commercial Aviation. As Embraer’s representative at Aviation Working Group, an international industry organization dedicated to developing initiatives to foster and facilitate advanced aviation financing, Mr. Silva contributed to the development and implementation of the Cape Town Treaty and the Aircraft Sector Understanding (ASU), which regulates the terms and conditions for Export Credit Agencies support. Both are key instruments to the airlines gaining access to efficient aircraft financing. Prior to joining Embraer, Mr. Silva held many executive positions within the international bank industry. He holds a bachelor’s degree in economics from Mackenzie University (Sao Paulo – Brazil) and a MBA earned in Switzerland.

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

Jackson Medeiros F. Schneider. Mr. Schneider is Chief Executive Officer of Embraer Defense & Security and previously he held the position of Executive Vice President of People, Institutional Relations, and Sustainability of Embraer. He has a Law degree from the University of Brasilia – UNB, and an MBA from the Business School of São Paulo. He began his career in the Ministry of Justice (Brazilian Government). In the private sector, he was Deputy Director of Corporate Affairs of Unilever and Vice President of Human Resources, Legal Relations and Corporate Affairs of Mercedes Benz Brazil. In addition, Mr. Schneider was President of ANFAVEA (Brazilian Vehicle Manufacturer Association) and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products, and Related Items), as well as a member of the Board of Tax Council of the Ministry of Economy and Finance, among other assignments. He is currently Vice President of the FIESP (State of São Paulo industry federation), and Board member of organizations including the Biennial Foundation of São Paulo, the Ayrton Senna Institute, the AACD (association to support disabled children) and The Economic and Social Development Council of the President of the Republic of Brazil, among others.

José Antonio de Almeida Filippo. On June 2012, Mr. José Antonio de Almeida Filippo was elected CFO and Investor Relations Executive Vice-President of Embraer. Mr. Filippo started his career at Gafisa Imobiliária, in which he held the position of CFO and Administrative Director. From 1995 to 2000 he held the Corporate Financial Manager position at Reynolds Aluminum - Latasa. From 2000 to 2004, he held the position of CFO of Latin America at Ingersoll-Rand Company. From June 2004 to 2010 he held the position of CFO and Investors Relations Vice-President at CPFL Energia. On March 2010, he held the position of CFO of Companhia Brasileira de Distribuição (Grupo Pão de Açucar), before joining Embraer. Mr. Filippo has a degree in Civil Engineering from the Federal University of Rio de Janeiro in 1983, with postgraduate studies in Finance at the Catholic University of Rio de Janeiro and IBMEC – Brazilian Institute of Capital Markets. He also participated in the Program Development and Management at the Harvard Business School in 1999.

Marco Tulio Pellegrini. Mr. Pellegrini has been in the aerospace industry for 25 years. Most of his career has been spent at Embraer where in April 2011 he was appointed Senior Vice President Operations and COO, Executive Jets. Before assuming Executive Jets operations, Mr. Pellegrini was Embraer’s VP of New Programs – Airline Market. He has previously acted as Vice President, Production and Industrial Strategy, responsible for manufacturing, manufacturing engineering, tooling and industrial architecture. Before that he acted as Vice President of Market Intelligence for Executive Jets, responsible for product strategies, sales support, market assessment, marketing and competitive analysis for business aviation. He previously acted as Sr. Manager for Industrial Planning, responsible for industrial architecture and site selection for new Embraer facilities. Before joining Embraer, Mr. Pellegrini spent part of his career at Vasp, a major Brazilian airline, working as Sr. Manager for Quality Assurance. His experience includes a year-long training program at McDonnell Douglas’ Long Beach facility in the R&D and production liaison areas. Mr. Pellegrini holds a Master degree of Science in Mechanical Engineering. After graduating Mr. Pellegrini began his career at an automobile parts manufacturer, as a Manufacturing Engineer.

Terena Penteado Rodrigues holds a LL.B. from the University of São Paulo Law School and an LL.M. from the Georgetown University Law Center (Washington, DC). She joined Embraer in 2004 as Legal Advisor, becoming Associate General Counsel for industry/regulatory and later for sales/aftermarket. She became Senior

Vice President, General Counsel & Compliance in 2012, and since April 2013 she is the Executive Vice President, General Counsel. Before Embraer, she worked as Senior Legal Counsel at United Technologies Corporation (Hartford, CT), and as an International Associate at Wilmer, Cutler & Pickering (Washington, DC).

6B.	Compensation

Overview

Our Executive Officers, directors and fiscal council members are entitled to fixed compensation. In addition, our Executive Officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2013, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risks Committee, the Conselho Fiscal and the Executive Officers for services in all capacities was US$18.9 million: US$2.8 million to members of the Board of Directors, US$0.4 million to members of the Conselho Fiscal and US$15.7 million to the Executive Officers.

For the fiscal year ended December 31, 2013, members of our committees of the Board of Directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.7 million, which is included in the US$18.9 million compensation mentioned above.

In addition, in 2013, we contributed US$0.3 million for the payment of pension benefits to our Executive Officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and Executive Officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2013, none of the board members, Conselho Fiscal members or Executive Officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In addition, on December 31, 2013, our board members and Executive Officers owned an aggregate of 434,298 common shares.

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

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. Our Board of Directors may choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors may also determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors, after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares, and the options vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted. As of December 31, 2012, 6,510,000 options had been granted on April 30, 2010, at an exercise price of R$10.19 per share, 6,345,000 options had been granted on January 18, 2011, at exercise prices of R$12.05 per share, 150,000 options had been granted on March 16, 2011, at exercise prices of R$12.89 per share, 4,860,000 options had been granted on January 23, 2012, at an exercise price of R$11.50 per share, 4,494,000 options had been granted on March 20, 2013, at exercise prices of R$15.71 per share, 584,400 options had been granted on April 25, 2013, at exercise prices of R$16.81 per share, and our Executive Officers owned vested options to purchase an aggregate of 7,190,500 shares of our common stock at a weighted average exercise price of R$13.03 per share as of December 31, 2013.

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

At a special shareholders meeting held on April 25, 2013, our shareholders approved a stock option plan for members of our Board of Directors. Under this plan, each member of our Board, upon taking office, receives stock options equal to 30% of his total remuneration for serving on our Board. The total number of shares subject to stock options under this plan, together with the other stock option plans described above, may not exceed 1.5% of our total capital stock. Stock options under this plan may be exercised during a period of four to six years after they are granted. In the event a Board member’s term ends for any reason other than the member’s abandoning his office, he may exercise a portion of the options which is proportional to the period for which he has served. A Board member who abandons his office loses his stock options granted under this plan.

Employee Profit Sharing Plan

We first implemented a profit sharing plan in 1998 that linked employee profit sharing to dividend payments. In December 2008, the Board of Directors approved changes to the methodology for calculating the employee profit sharing. The new program, as amended in 2008 by our Board of Directors, is now tied to our net income, calculated in accordance with IFRS, and to individual and business unit performance targets. Of the total amount reserved for the profit sharing program, 50% is distributed in equal parts to all employees, while 50% is distributed proportionally to the employee’s salary.

For the 2013, 2012, 2011, 2010 and 2009 fiscal years, we distributed US$57.2 million, US$36.1 million, US$33.4 million, US$41.3 million and US$33.7 million, respectively, to our employees under our profit sharing plan.

Short-Term Variable Compensation Policy

Our Short-Term Variable Compensation Policy is designed to promote the retention of executives and alignment of their interests with those of shareholders. Goals with greater impact and importance for our company are given greater weight. We distribute short-term variable compensation to our eligible executives which is equal to a percentage of our operating profits.

Long-Term Incentive Plan

The objectives of our Long-Term Incentive Plan are the recruitment and retention of highly-qualified personnel and to allow those who can contribute to our performance the opportunity to participate in our profits. We intend for incentives under the plan to promote continuity among our management and alignment of the interests of our executives with those of shareholders. Amounts distributed are defined with reference to the market, under the conditions described in our Long-Term Incentive Plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2013, 2012, 2011, 2010 and 2009 were US$28.1 million, US$27.4 million, US$28.4 million, US$22.8 million and US$16.0 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

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

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded was US$57 million on December 31, 2012 and US$68.5 million on December 31, 2013. As of December 31, 2011, we had recorded no provision.

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this plan. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies. The provision recorded was US$4.4 million on December 31, 2012 and US$2.5 million on December 31, 2013.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

6C.	Board Practices

Our Board of Directors is appointed for a two-year term. See “Item 6A.—Directors and Senior Management—Board of Directors.”

The Executive Officers are elected by the Board of Directors. Our current Executive Officers were elected on April 25, 2013, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in April 2015 to approve our financial statements for the fiscal year ended December 31, 2014.

The members of our Board of Directors and our Executive Officers have a uniform two-year term and are eligible for reelection. A vote of at least nine members of our Board of Directors is necessary to remove an Executive Officer. See “Item 6A.—Directors and Senior Management—Executive Officers.”

None of our Directors is party to an employment agreement providing for benefits upon termination of term. All of our Executive Officers are party to a service agreement setting forth the rights and obligations of the Executive Officers. If we terminate a service agreement with any of our Executive Officers, we will be required to pay a termination benefit to such Executive Officer equivalent to 50% of his/her remaining annual compensation, provided that a minimum of six monthly wages of the annual compensation is paid.

Audit and Risks Committee

Our Audit and Risks Committee may have up to five members and has no executive power. The primary purpose of the Audit and Risks Committee is to assist the Board of Directors in its functions. The members of our

Board of Directors may serve on the committee. The Audit and Risks Committee’s responsibilities include validation and submission to the Board of Directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors and monitoring the quality and integrity of internal controls and financial statements. Embraer’s statutory “Audit and Risks Committee” is composed of independent members of our Board of Directors. Because foreign private issuers are subject to local legislation which may prohibit the full Board of Directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit and Risks Committee, unlike a U.S. audit committee, only has an “advisory” role and may only make recommendations for adoption by the full Board of Directors, which is responsible for the ultimate vote and final decision. For example, our Audit and Risks Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote of the board of directors. Our Audit and Risks Committee complies with Brazilian legal requirements (including for “independent directors,” as defined by Brazilian law).

Set forth below are the names, ages, the year first elected and positions of the members of our Audit and Risks Committee elected at our annual shareholders’ meeting held on April 25, 2013.

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	49	Coordinator and Effective member	2011
Israel Vainboim	69	Effective member	2011
Samir Zraick	72	Effective member	2011
Vitor Paulo Camargo Gonçalves	57	Effective member	2011

Conselho Fiscal

Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. The Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory Audit and Risks Committee, established in accordance with the Novo Mercado Listing Rules, will serve as our equivalent of a U.S. audit committee. See “Item 6A.—Directors and Senior Management— Committees.”

Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration of at least 10% of the average amount paid to each Executive Officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates. Under the rules of the Novo Mercado, the members of the Conselho Fiscal have agreed to comply with the Novo Mercado Listing Rules and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Statement of Consent from of the Conselho Fiscal.

Our Conselho Fiscal is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 25, 2013.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	51	Effective member	2008
Tarcísio Luiz Silva Fontenele	51	Alternate	2001
José Mauro Laxe Vilela	66	Effective member	2011
Wanderley Fernandes da Silva	40	Alternate	2011
Taiki Hirashima	73	Effective member	2004
Carla Alessandra Trematore	38	Alternate	2013
Eduardo Coutinho Guerra(2)	47	Effective member	2007
Marcus Pereira Aucélio	47	Alternate	2013
Nelson de Menezes Filho	57	Effective member	2013
Josiane Angieuski Vaz	50	Alternate	2013

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA, HEAI, ECTS, Atech, Bradar, Harpia, Visiona and Savis:

	At December 31,
	2013	2012	2011	2010	2009
Production Process	6,628	6,558	6,950	8,541	8,704
Research and Development	5,914	5,245	4,463	3,373	2,401
Customer Support	3,737	3,269	3,035	3,026	2,928
Administrative – Production Support	2,067	2,367	2,218	2,453	2,088
Administrative – Corporate	3,302	2,711	2,600	1,491	2,507

Total	21,648	20,150	19,266	18,884	18,628

Approximately 82.0% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 92.1% at December 31, 2013. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2013, our board members and Executive Officers owned an aggregate of 434,298 of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares.

As of December 31, 2013, our Executive Officers owned options to purchase an aggregate of 7,190,500 shares of our common stock at a weighted average exercise price of R$13.03 per share.

See “Item 6B.—Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding as of February 28, 2013. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31, 2013:

	Common Shares
	Shares	(%)
Oppenheimer Funds(1)	76,874,823	10.38
PREVI(2)	57,938,103	7.82
Baillie Gifford & Co.(3)	40,625,008	5.49
BNDESPAR(4)	39,762,489	5.37
Thornburg Investment Management(5)	39,552,236	5.34
União Federal/Brazilian federal government(6)	1	—
Shares in company treasury	9,460,001	1.28
Others	476,252,383	64.32

Total	740,465,044	100.00

(1)	Oppenheimer Funds is one of the largest asset management companies in the United States, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services.
(2)	Banco do Brasil Employee Pension Fund, or PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian federal government.
(3)	Baillie Gifford & Co., also known as Baillie Gifford International, L.L.C., is an Edinburgh, Scotland-based independent investment management firm. The firm is 100% owned by its senior partners. The firm manages the Baillie Gifford series of funds in addition to other funds and caters to individuals and institutions.
(4)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(5)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico, with assets under management of over US$60 billion (as of December 31, 2013). The firm manages the Thornburg series of mutual funds in addition to other funds for select institutions and individuals.
(6)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4B. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On December 31, 2013, we had approximately 48,000 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2013, an aggregate of 94,047,433 common shares in the form of ADSs were held by 151 record holders, including DTC in the United States.

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

A Major Customer (Brazilian Federal Government)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2013, the Brazilian federal government, principally through the Brazilian Air Force, accounted for 71%, or US$852 million, of the revenue of our Defense & Security segment. In addition, as of December 31, 2013, the Brazilian Air Force owed us US$158.4 million in trade account receivables and had a credit against us of US$210.3 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4C. Information on the Company—Business Overview—Defense & Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian Federal Government. As of December 31, 2013, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$255.2 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2013 had a total outstanding balance of US$67.7 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2013, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$311.6 million, which is recorded as a non-current liability on our statement of financial position. In addition, we maintained outstanding Export Credit Notes with Banco do Brasil in the total amount of US$85.4 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Caixa Econômica Federal

Caixa Econômica Federal is a state-owned bank controlled by the Brazilian federal government. As of December 31, 2013 we maintained outstanding Export Credit Notes with Caixa Econômica Federal in the total amount of US$42.8 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Caixa Econômica Federal, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

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

A Service Provider (Banco do Brasil)

At December 31, 2013, we maintained cash and cash equivalents of US$497.6 million with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$311.6 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

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

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2013, there was a US$232.0 million provision recorded as a liability (taxes and payroll charges) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We may have to make significant payments as a result of unfavorable outcomes of pending challenges to various taxes and payroll charges” and Note 23 and Note 26 to our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ Investigation. We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the FCPA, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, we have voluntarily expanded the scope of the internal investigation to include sales in additional countries and have reported on those matters to the SEC and the DOJ. The internal investigation and related government inquiries concerning these matters remain ongoing. We will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. We, with the support of our outside counsel, have concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against us with respect to these or any related matters that may arise in the future, or we enter into an agreement to settle such matters, we may be required to pay substantial fines and/or to incur other sanctions or liabilities. We, based upon the opinion of our outside counsel, believe that there is no basis for estimating reserves or quantifying any possible contingency at this time.

Other Proceedings. In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 23 and Note 26 to our audited financial statements.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$165.3 million, which was equal to 11.5% of our paid-in capital at December 31, 2013.

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

At December 31, 2013, unappropriated retained earnings of R$2,943.6 million (equivalent to US$2,000.1 million) were recorded in our statutory parent company books under Brazilian GAAP. At December 31, 2013, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law. For further information, see Note 29 to our audited consolidated financial statements.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
March 9, 2007(2)	First quarter of 2007	43.4	21.2
June 11, 2007(2)	Second quarter of 2007	50.0	26.0
September 14, 2007(2)	Third quarter of 2007	149.6	81.4
December 7, 2007(2)	Fourth quarter of 2007	82.8	46.7
March 7, 2008(1)	Full year of 2007	123.0	69.4
March 7, 2008(2)	First quarter of 2008	65.9	37.7
June 13, 2008(2)	Second quarter of 2008	65.4	40.7
September 12, 2008(2)	Third quarter of 2008	92.9	48.5
December 11, 2009(2)	Fourth quarter of 2009	173.7	99.8
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	15.0
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12 ,2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)(7)	Full year of 2013	49.0	20.9

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.
(7)	Proposal pending shareholder approval.

In 2013, we distributed US$83.8 million in interest on shareholders’ equity or/and dividends in connection with profits generated in the year ended December 31, 2013. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated during the first half of 2013, the third quarter of 2013 and the fourth quarter of 2013 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

No significant changes or events have occurred after the close of the statement of financial position date at December 31, 2013, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2009
Year	24.65	9.75
2010
Year	31.25	20.01
2011
Year	35.27	21.40
2012
First quarter	32.28	25.99
Second quarter	35.29	24.91
Third quarter	28.40	23.06
Fourth quarter	28.51	24.65
Year	35.29	23.06
2013
First quarter	35.67	26.80
Second quarter	38.58	32.35
Third quarter	39.22	31.74
Fourth quarter	35.33	29.36
Year	39.22	26.80
Month ended:
October 31, 2013	35.33	29.39
November 30, 2013	31.93	29.39
December 31, 2013	32.30	29.36
January 31, 2014	34.50	30.69
February 28, 2014	36.48	29.86

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2009:
Year-end	11.07	5.80
2010:
Year-end	12.84	9.21
2011:
First quarter	14.30	11.90
Second quarter	13.13	11.75
Third quarter	12.05	8.54
Fourth quarter	12.49	10.53
Year	14.30	8.54
2012
First quarter	14.64	11.74
Second quarter	16.53	12.86
Third quarter	14.34	11.87
Fourth quarter	14.52	12.77
Year	16.53	11.74

	Nominal reais per common share
	High	Low
2013
First quarter	18.00	13.77
Second quarter	21.25	16.01
Third quarter	21.70	17.82
Fourth quarter	19.05	16.35
Year	21.70	13.77
Month ended:
October 31, 2013	19.05	16.35
November 30, 2013	18.18	16.53
December 31, 2013	18.89	17.22
January 31, 2014	20.30	18.39
February 28, 2014	21.15	18.27

On December 31, 2013, we had approximately 48,000 holders of common shares, including common shares in the form of ADSs. On December 31, 2013, an aggregate of 94,047,433 common shares, including common shares in the form of ADSs, were held by 151 record holders, including DTC in the United States.

On February 28, 2014, the closing sale price for our common shares on the São Paulo Stock Exchange was R$ 20.95, which is equivalent to US$35.91 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$35.90. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.41 trillion, equivalent to US$1.02 trillion at December 31, 2013. In comparison, the NYSE had a market capitalization of approximately US$17.9 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At December 31, 2013, we accounted for approximately 0.58% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2013, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 39.1% of the total market capitalization of all listed companies.

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

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share of controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (1) any transformation of the company into another corporate form, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (6) any changes to these voting rights, (d) have a Board of Directors composed of at least five members, of which 20% must be independent directors, with a term limited to two years, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the São Paulo Stock Exchange Arbitration Chamber for resolution of disputes between the company and its investors.

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

Description of Capital Stock

General

As of December 31, 2013, our capital stock consisted of a total of 731,005,042 outstanding common shares, without par value, including 9,460,001 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

Arbitration

Any disputes or controversies relating to the regulations of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the São Paulo Stock Exchange Arbitration Chamber. According to Chapter 12 of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the São Paulo Stock Exchange Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to a dispute or controversy deriving from the golden share.

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

Issuance of US$400 million 6.375% Guaranteed Notes due 2017

In October 2006, our wholly owned finance subsidiary, Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2013, US$238.0 million was outstanding (US$6.5 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes are listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes duly registered with the SEC. The exchange offer was concluded on May 18, 2007 and US$376.3 million, or 95% of the principal amount of unregistered notes were exchanged for registered notes. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. As described below, in September 2013 we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

Issuance of US$500 million 6.375% Guaranteed Notes due 2020

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2013, US$162.5 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the NYSE. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

Issuance of US$500 million 5.150% Notes due 2022

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2013, US$498.9 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the NYSE. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

For more information on additional financing arrangements, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit—Long-term Facilities.”

Issuance of US$540.5 million 5.696% Guaranteed Notes due 2023

In September 2013, we completed an exchange offer in which US$146.4 million in principal value of our guaranteed notes with maturity in 2017 and US$337.2 million in principal value of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal value of notes issued by Embraer Overseas, with maturity in 2023. As of December 31, 2013, US$490.0 million of the notes due in 2023 was outstanding (US$8.9 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes due in 2023 are unconditionally guaranteed by us and were issued exempt from registration with the SEC pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

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

The following discussion, subject to the limitations set forth below, summarizes certain Brazilian and United States tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.

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

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder, including Medicare contribution tax consequences, or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

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

In addition, there is no discussion of state, local, or non-U.S. tax considerations of the purchase, ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or Code, its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions as of the date of this annual report. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Embraer common shares or ADSs, the tax treatment of such partnership and each partner will generally depend upon the status of the partner in such partnership. Partnerships that hold Embraer common shares or ADSs, and partners of a partnership holding such common shares or ADSs, are urged to consult their own tax advisors regarding the consequences of the purchase, ownership and disposition of Embraer common shares or ADSs.

In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of the underlying Embraer common shares that are represented by such ADS. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. Accordingly, the creditability of any Brazilian taxes could be affected by actions taken by such parties or intermediaries. Deposits or withdrawals of underlying shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

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

Subject to the discussion above regarding concerns expressed by the U.S. Treasury and a number of other complex limitations and conditions, a U.S. Holder will be entitled to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes. Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2013 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2014 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding on the courts or the IRS, no assurances can be provided that Embraer (or its predecessor) will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. Under recently issued temporary regulations, a U.S. Holder who owns common shares or ADSs in any year that Embraer is a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621 to report such holdings. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for subsequent taxable years.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

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

Our short and long-term debt obligations totaled US$2,194.3 million at December 31, 2013 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,457.5 million), approximately US$1,398.6 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to six-month LIBOR. Of our US$660.3 million Brazilian real-denominated debt at December 31, 2013, US$68.8 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$0.3 million bears interest at a variable rate based on the CDI, and US$591.1 million bears interest at a fixed rate of 4.97% per annum. The TJLP was 5.0% per annum at December 31, 2013. Our Euro-denominated debt totaled US$76.5 million at fixed rate at December 31, 2013.

The table below provides information about our short-term debt obligations as of December 31, 2013 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2013	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	6.00	19.5	19.5
U.S. dollars (LIBOR indexed)	1.25	1.8	1.8
Euro (fixed rate)	2.82	3.2	3.2
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	4.97	35.1	35.1
Reais (CDI indexed)	10.97	0.2	0.2
Reais (TJLP indexed)	6.31	19.5	19.5

Total short-term debt		79.3	79.3

The table below provides information about our long-term debt obligations as of December 31, 2013 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2013	Total Amount Outstanding	2015	2016	2017	2018	2019 and thereafter	Total Fair Value
	(%)
Long-Term Debt
U.S. dollars (fixed rate)	6.00	1,379.1	0.5	1.4	233.2	0.4	1,143.6	1,504.2
U.S. dollars (LIBOR indexed)	1.25	57.1	1.9	1.9	2.0	2.0	49.3	57.1
Euro (fixed rate)	2.82	73.4	7.6	36.9	17.3	10.5	1.1	73.4
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	4.97	556.1	32.4	455.0	36.1	14.6	18.0	556.1
Reais (CDI indexed)	10.97	0.1	0.1	—	—	—	—	0.1
Reais (TJLP indexed)	6.31	49.2	17.3	13.6	13.7	4.6	—	49.2
Total long-term debt		2,115.0	59.8	508.8	302.3	32.1	1,212.0	2,240.1

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$381.1 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations and convert US$5.2 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2013, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2013	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	6.00	19.8	19.8
U.S. dollars (LIBOR indexed)	1.14	1.5	1.5
Euro (fixed rate)	2.82	3.2	3.2
Euro (EURIBOR indexed)	0.00	—	—
Reais (fixed rate)	4.01	32.8	32.8
Reais (CDI indexed)	7.35	2.5	2.5
Reais (TJLP indexed)	6.31	19.5	19.5

Total short-term debt		79.3	79.3

The table below provides information about our long-term debt obligations as of December 31, 2013, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2013	Total Amount Outstanding	2015	2016	2017	2018	2019 and thereafter	Total Fair Value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	6.00	1,384.0	0.9	1.8	233.7	0.8	1,146.8	1,509.1
U.S. dollars (LIBOR indexed)	1.14	52.3	1.5	1.5	1.6	1.6	46.1	52.3
Euro (fixed rate)	2.82	73.4	7.6	36.9	17.3	10.5	1.1	73.4
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	4.01	177.3	32.4	76.2	36.1	14.6	18.0	177.3
Reais (CDI indexed)	7.35	378.8	0.1	378.7	—	—	—	378.8
Reais (TJLP indexed)	6.31	49.2	17.3	13.6	13.7	4.6	—	49.2

Total long-term debt		2,115.0	59.8	508.7	302.4	32.1	1,212.0	2,240.1

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

Complementing our strategy to mitigate foreign exchange rate risks, we have contracted certain financial hedges in order to reduce our 2014 cash flow exposure. Our cash flow exposure comes as a result of the fact that approximately 10% of our net revenues and 25% of our total costs are denominated in reais. Having more real denominated costs than revenues generates such exposure. Approximately 55% of our real exposure is protected in case the U.S. dollar depreciates below R$2.00 to the U.S. dollar.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2013, as well as the derivative transactions outstanding at the same date:

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2014	2015	2016	2017	2018	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,269.7	1,269.7	—	—	—	—	—	1,269.7
In Euro	21.4	21.4	—	—	—	—	—	21.4
In Other Currencies	38.7	38.7	—	—	—	—	—	38.7
Trade accounts receivable
In reais	43.1	43.1	—	—	—	—	—	43.1
In Euro	144.3	144.3	—	—	—	—	—	144.3
In Other Currencies	1.0	1.0	—	—	—	—	—	1.0
Deferred income tax assets
In Euro	7.5	0.7	0.7	0.7	0.6	0.7	4.1	7.5
In Other Currencies	1.0	0.1	0.1	0.1	0.1	0.1	0.5	1.0
Other assets
In reais	345.7	200.1	145.6	—	—	—	—	345.7
In Euro	30.1	28.5	1.6	—	—	—	—	30.1
In Other Currencies	11.5	11.5	—	—	—	—	—	11.5
Total Assets in reais	1,658.5	1,512.9	145.6	—	—	—	—	1,658.5
Total Assets in Euro	203.3	194.9	2.3	0.7	0.6	0.7	4.1	203.3
Total Assets in Other Currencies	52.2	51.3	0.1	0.1	0.1	0.1	0.5	52.2
LIABILITIES
Loans
In reais	660.3	54.8	49.8	468.7	49.8	19.2	18.0	660.3
In Euro	76.5	3.2	7.6	36.8	17.3	10.5	1.1	76.5
Accounts payable to suppliers
In reais	84.2	84.2	—	—	—	—	—	84.2
In Euro	110.6	110.6	—	—	—	—	—	110.6
In Other Currencies	3.3	3.3	—	—	—	—	—	3.3
Customer advances
In reais	278.2	278.2	—	—	—	—	—	278.2
Other accounts payable & accrued liabilities
In reais	720.3	556.4	163.9	—	—	—	—	720.3
In Euro	60.0	58.6	1.4	—	—	—	—	60.0
In Other Currencies	3.7	3.7	—	—	—	—	—	3.7
Taxes and payroll charges payable
In reais	339.8	243.6	67.9	28.3	—	—	—	339.8
In Euro	8.5	8.5	—	—	—	—	—	8.5
Accrued taxes on income

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2014	2015	2016	2017	2018	Thereafter	Total Fair Value
	(in US$ millions)
In reais	1.6	1.6	—	—	—	—	—	1.6
In Euro	8.5	8.5	—	—	—	—	—	8.5
In Other Currencies	2.1	2.1	—	—	—	—	—	2.1
Deferred income tax liabilities
In reais	183.7	16.8	16.6	16.6	15.8	17.0	100.9	183.7
In Other Currencies	0.4	0.2	—	—	—	—	0.2	0.4
Accrued dividends
In reais	45.7	45.7	—	—	—	—	—	45.7
Contingencies
In reais	40.7	4.1	4.1	4.1	4.1	4.1	20.2	40.7
In Euro	1.0	0.1	0.1	0.1	0.1	0.1	0.5	1.0
Total liabilities in reais	2,354.5	1,285.4	302.3	517.7	69.7	40.3	139.1	2,354.5
Total liabilities in Euro	265.1	189.5	9.1	36.9	17.4	10.6	1.6	265.1
Total liabilities in Other Currencies	9.1	9.1	—	—	—	—	—	9.1
Total exposure in reais	(696.0)	227.5	(156.7)	(517.7)	(69.7)	(40.3)	(139.1)	(696.0)
Total exposure in Euro	(61.8)	5.4	(6.8)	(36.2)	(16.8)	(9.9)	2.5	(61.8)
Total exposure in Other Currencies	43.1	42.2	0.1	0.1	0.1	0.1	0.5	43.1
DERIVATIVE INSTRUMENTS(1)
Net exposure in assets/liabilities
In reais	(696.0)	227.5	(156.7)	(517.7)	(69.7)	(40.3)	(139.1)	(696.0)
In Euro	(61.8)	5.4	(6.8)	(36.2)	(16.8)	(9.9)	2.5	(61.8)
In Other Currencies	43.1	42.2	0.1	0.1	0.1	0.1	0.5	43.1

(1)	No foreign currency derivatives were outstanding as of December 31, 2013.

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

Depositary Fees and Charges

American Depositary Receipt, or ADR, holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

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

Depositary Payments for the Year December 31, 2013

In 2013, JPMorgan Chase Bank paid US$0.4 million in connection with investor relations related expenses of Embraer incurred in 2013 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2013, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2013 and 2012:

Principal accountant fees and services	Year ended December 31,
	2013	2012
	(in US$ thousands)
Audit Fees	3,095	2,394
Audit-Related Fees	89	17
Tax Fees	162	272

All Other Fees	10	2

Total	3,356	2,685

Audit Fees

Audit fees consisted of the aggregate fees in connection with (1) the audit of our annual financial statements and quarterly limited reviews under Brazilian GAAP, which are published in Brazil, (2) our annual consolidated statements under IFRS and (3) statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees billed in 2013 in connection with services related to regulatory compliance by certain of our subsidiaries.

Tax Fees

Tax fees in 2013 consisted of the aggregate fees billed by KPMG Auditores Independentes in connection with tax compliance for some of our subsidiaries.

All Other Fees

All other audit fees refers to miscellaneous permitted services rendered by KPMG Auditores Independentes in 2013 and 2012.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit and audit-related services provided by KPMG Auditores Independentes. Any services provided by KPMG Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2013, 2012, 2011, 2010 and 2009, none of the fees paid to KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

Majority of Independent Directors

The NYSE rules require that a majority of the Board must consist of independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company, which independence must be affirmatively determined by the Board of Directors. Likewise, the Novo Mercado Listing Rules requires that at least 20% of the members of the Board of Directors of a company listed on the Novo Mercado segment of the São Paulo Stock Exchange be independent. Independence of Board members in accordance with the Novo Mercado Listing Rules is defined by criteria similar to those set forth in the NYSE rules. However, under the Novo Mercado Listing Rules and Brazilian law, neither our Board of Directors nor our management is required to test the independence of Directors before their election to the Board.

With the exception of Mr. Antonio Franciscangelis Neto (the representative of the Brazilian federal government, through the government’s ownership of the “golden share”), Messrs. Ernani de Almeida Ribeiro Junior, Paulo Roberto de Oliveira (both representatives of our employees) and Arno Hugo Augustin Filho, all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Listing Rules. While our Directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Listing Rules, our Board of Directors has not determined whether our Directors are considered independent under the NYSE test for Director independence.

The Brazilian Corporate Law and our bylaws require that our Directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our Board of Directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our bylaws, the Board of Directors will nominate a slate for the subsequent term of office. Our Board of Directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (1) one acting member to be appointed by the Brazilian federal government, as holder of the “golden share” and (2) two acting members to be appointed by our employees. The remaining eight Directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on March 8, 2013, incorporated herein by reference from Form 6-K furnished on March 11, 2013. (English translation).

2.1	Form of Amended and Restated Deposit Agreement among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

2.2	Indenture, dated as of October 25, 2006, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A., The Bank of New York, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-141629.

2.3	Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.4	First Supplemental Indenture, dated October 8, 2009, among Embraer Overseas Limited, Embraer-Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon, as Trustee, incorporated herein by reference from Exhibit 4.2 to Embraer’s Registration Statements Nos. 333-162103 and 333-162103-1.

2.5	Second Supplemental Indenture, dated as of September 16, 2013, among Embraer Overseas Limited, Embraer S.A., formerly known as Empresa Brasileira de Aeronáutica S.A. and The Bank of New York Mellon.

2.6	Indenture, dated June 15, 2012, among Embraer S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.1 to Embraer’s Registration Statement No. 333-182039.

2.7	First Supplemental Indenture, dated June 15, 2012, among Embraer S.A. and The Bank of New York, Mellon, as Trustee, incorporated herein by reference from Exhibit 4.2 to Embraer’s Registration Statement No. 333-182039.

2.8	Indenture, dated as of September 16, 2013, among Embraer Overseas Limited, Embraer S.A. and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent, and Principal Paying Agent.

2.9	Registration Rights Agreement, dated as of September 16, 2013, among Embraer Overseas Limited, Embraer S.A. and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the initial purchasers.

Exhibit Number	Description

2.10	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, incorporated herein by reference from Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

Date: March 20, 2014	By:	/s/ FREDERICO PINHEIRO FLEURY CURADO
	Name:	Frederico Pinheiro Fleury Curado
	Title:	President and Chief Executive Officer

Date: March 20, 2014	By:	/s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice - President
and Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013. We also have audited Embraer S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2.2.1, the Company changed the manner in which it accounts for joint arrangements under IFRS 11 - Joint Arrangements in 2013, which included disclosure of the January 1, 2012 statement of financial position.

São José dos Campos - Brazil

March 20, 2014

/s/ KPMG Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Embraer S.A.

In our opinion, the consolidated statements of income, of comprehensive income, of shareholders’ equity and of cash flows for the year ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Embraer S.A. and its subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2.2.1 to the consolidated financial statements, the Company changed the manner in which it accounted for joint arrangements under IFRS 11 - Joint Arrangements.

Campinas - Brazil

April 13, 2012, except for the effects of adopting IFRS 11 – Joint Arrangements as discussed in Note 2.2.1 to the consolidated financial statements as to which the date is March 20, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

Embraer S.A.

Consolidated Statements of Financial Position

as of December 31, 2013, 2012 and January 01, 2012

In millions of U.S. dollars

	Note	12.31.2013	12.31.2012	01.01.2012
			(Restated)*	(Restated)*
ASSETS
CURRENT
Cash and cash equivalents	5	1,683.7	1,797.0	1,347.8
Financial investments	6	939.9	578.2	753.6
Trade accounts receivable, net	7	572.2	525.6	503.4
Derivative financial instruments	8	14.6	11.2	8.2
Customer and commercial financing	9	9.6	22.7	12.0
Collateralized accounts receivable	10	10.5	13.0	14.9
Inventories	12	2,287.3	2,156.9	2,283.4
Other assets	13	250.0	254.1	240.6

		5,767.8	5,358.7	5,163.9

NON-CURRENT
Financial investments	6	45.4	51.3	54.7
Trade accounts receivable	7	6.5	9.9	0.2
Derivative financial instruments	8	15.8	24.8	22.7
Customer and commercial financing	9	64.1	86.9	90.2
Collateralized accounts receivable	10	415.4	413.0	472.7
Guarantee deposits	11	574.7	581.5	471.3
Deferred income tax	24	8.5	12.9	65.7
Inventories	12	—	—	4.2
Other assets	13	141.9	241.1	239.6

		1,272.3	1,421.4	1,421.3
Investments		—	3.6	4.8
Property, plant and equipment, net	16	1,993.3	1,738.4	1,450.4
Intangible assets	17	1,109.1	958.8	808.3

		4,374.7	4,122.2	3,684.8

TOTAL ASSETS		10,142.5	9,480.9	8,848.7

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position

as of December 31, 2013, 2012 and January 01, 2012

In millions of U.S. dollars

	Note	12.31.2013	12.31.2012	01.01.2012
			(Restated)*	(Restated)*
LIABILITIES
CURRENT
Trade accounts payable	19	1,013.6	758.7	829.2
Loans and financing	20	79.3	336.3	251.8
Non-recourse and recourse debt	10	12.1	11.9	312.8
Other payables	21	304.8	277.2	260.8
Contribution from suppliers		33.6	0.9	0.9
Advances from customers	22	875.9	899.2	854.0
Derivative financial instruments	8	13.7	0.9	1.0
Taxes and payroll charges payable	23	133.1	65.1	89.0
Income tax and social contribution		18.8	63.6	11.2
Financial guarantee and residual value	25	90.0	114.1	—
Dividends payable	29.8	45.7	30.4	0.1
Unearned income		173.6	133.7	131.1
Provisions	26.1	98.5	96.7	96.5

		2,892.7	2,788.7	2,838.4

NON-CURRENT
Loans and financing	20	2,115.0	1,730.2	1,406.3
Non-recourse and recourse debt	10	388.1	388.3	149.8
Other payables	21	88.3	11.1	14.0
Contribution from suppliers		—	—	1.0
Advances from customers	22	131.1	100.4	214.0
Derivative financial instruments	8	—	—	0.2
Taxes and payroll charges payable	23	215.6	350.0	386.8
Deferred income tax and social contribution	24	209.2	26.5	22.8
Financial guarantee and residual value	25	203.5	470.3	494.9
Unearned income		101.1	108.2	84.0
Provisions	26.1	165.7	156.9	118.7

		3,617.6	3,341.9	2,892.5

TOTAL LIABILITIES		6,510.3	6,130.6	5,730.9

SHAREHOLDERS’ EQUITY
Capital	29	1,438.0	1,438.0	1,438.0
Treasury shares	29	(103.8)	(154.2)	(183.7)
Revenue reserves		2,205.2	1,980.3	1,737.3
Share-based remuneration	30	27.8	21.0	13.1
Cumulative translation adjustments		(33.9)	(26.8)	2.6

		3,533.3	3,258.3	3,007.3

Non-controlling interest		98.9	92.0	110.5

TOTAL SHAREHOLDERS’ EQUITY		3,632.2	3,350.3	3,117.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,142.5	9,480.9	8,848.7

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income

Years Ended

(In millions of U.S. dollars, except weighted average shares and earnings per share)

	Note	12.31.2013	12.31.2012	12.31.2011
			(Restated)*	(Restated)*
REVENUE		6,235.0	6,167.0	5,790.9
Cost of sales and services		(4,818.9)	(4,676.6)	(4,488.1)

GROSS PROFIT		1,416.1	1,490.4	1,302.8
OPERATING INCOME (EXPENSE)
Administrative		(210.5)	(279.2)	(261.3)
Selling		(454.4)	(480.4)	(418.6)
Research		(74.7)	(77.3)	(85.3)
Other operating income (expense), net	33	36.9	(42.8)	(219.7)
Equity in income of associates		—	1.2	0.3

OPERATING PROFIT BEFORE FINANCIAL INCOME		713.4	611.9	318.2
Financial expense, net	35	(96.4)	(6.8)	(90.5)
Foreign exchange gain (loss), net	36	(14.6)	8.7	20.1

PROFIT BEFORE TAXES ON INCOME		602.4	613.8	247.8
Income tax expense	24.2	(256.4)	(265.2)	(127.4)

NET INCOME FOR THE YEAR		346.0	348.6	120.4

Attributable to:
Owners of Embraer		342.0	347.8	111.6
Non-controlling interest		4.0	0.8	8.8
Weighted average number of shares (in thousands)
Basic	31	729,001	725,023	723,667
Diluted	31	733,796	727,731	724,847
Earnings per share-basic in US$	31	0.4691	0.4797	0.1542
Earnings per share-diluted in US$	31	0.4661	0.4780	0.1540

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income

Years Ended

(In millions of U.S. dollars)

	12.31.2013	12.31.2012	12.31.2011
		(Restated)*	(Restated)*
Net income for the year	346.0	348.6	120.4
Actuarial loss on post employment benefit obligation	(7.4)	(37.4)	—
Translation adjustments - subisidiaries	9.0	6.1	(8.8)
Put options of minority interest	1.1	—	—
Financial instruments available for sale	(0.9)	—	(0.9)

Other comprehensive income, net of tax effects (i)	1.8	(31.3)	(9.7)

Total of comprehensive income	347.8	317.3	110.7

Attributable to:
Owners of Embraer	344.4	312.8	103.3
Non-controlling interest	3.4	4.5	7.4

	347.8	317.3	110.7

(i)	presented items above are net of deferred income tax.

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

Years Ended

(In millions of U.S. dollars)

										Accumulated other comprehensive (loss) income
					Revenue reserves
	Note	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Statutory reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
At December 31, 2010		1,438.0	(183.7)	3.4	26.1	127.4	27.2	1,579.1	—	—	0.7	10.2	—	3,028.4	103.1	3,131.5

Net income for the year		—	—	—	—	—	—	—	111.6	—	—	—	—	111.6	8.8	120.4
Translation adjustments - subsidiaries		—	—	—	—	—	—	—	—	—	—	(7.4)	—	(7.4)	(1.4)	(8.8)
Financial instruments		—	—	—	—	—	—	—	—	—	—	(0.9)	—	(0.9)	—	(0.9)
							—

Total comprehensive income		—	—	—	—	—	—	—	111.6	—	—	(8.3)	—	103.3	7.4	110.7
Share-based remuneration		—	—	9.7	—	—	—	—	—	—	—	—	—	9.7	—	9.7
Allocation of profits:
Investment in subsidy		—	—	—	6.5	—	—	—	(6.5)	—	—	—	—	0.0	—	0.0
Legal reserve		—	—	—	—	4.2	—	—	(4.2)	—	—	—	—	—	—	—
Interest on own capital (R$ 0.25 per share)		—	—	—	—	—	(27.2)	—	(106.9)	—	—	—	—	(134.1)	—	(134.1)
Reserve for investments and working capital (practice adjustment)		—	—	—	—	—	—	(6.0)	6.0	—	—	—	—	—	—	—

At December 31, 2011 (Restated)*		1,438.0	(183.7)	13.1	32.6	131.6	—	1,573.1	—	—	0.7	1.9	—	3,007.3	110.5	3,117.8

Net income for the year		—	—	—	—	—	—	—	347.8	—	—	—	—	347.8	0.8	348.6
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	(37.4)	—	—	(37.4)	—	(37.4)
Translation adjustments - subsidiaries		—	—	—	—	—	—	—	—	—	—	2.4	—	2.4	3.7	6.1
												—

Total comprehensive income		—	—	—	—	—	—	—	347.8	—	(37.4)	2.4	—	312.8	4.5	317.3
Share-based remuneration		—	—	7.9	—	—	—	—	—	—	—	—	—	7.9	—	7.9
Stock options grants exercised		—	29.5	—	—	—	—	—	(15.0)	—	—	—	—	14.5	—	14.5
Acquisition of non controlling interest		—	—	—	—	—	—	—	—	5.6	—	—	—	5.6	(23.0)	(17.4)
Allocation of profits:
Investment in subsidy		—	—	—	4.3	—	—	—	(4.3)	—	—	—	—	—	—	—
Legal reserve		—	—	—	—	17.1	—	—	(17.1)	—	—	—	—	—	—	—
Interest on own capital (R$ 0.04 per share)		—	—	—	—	—	—	—	(75.1)	—	—	—	—	(75.1)	—	(75.1)
Dividends		—	—	—	—	—	—	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Reserve for investments and working capital (net income for the year)		—	—	—	—	—	—	221.6	(221.6)	—	—	—	—	—	—	—

At December 31, 2012 (Restated)*		1,438.0	(154.2)	21.0	36.9	148.7	—	1,794.7	—	5.6	(36.7)	4.3	—	3,258.3	92.0	3,350.3

Net income for the year		—	—	—	—	—	—	—	342.0	—	—	—	—	342.0	4.0	346.0
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	(7.4)	—	—	(7.4)	—	(7.4)
Translation adjustments		—	—	—	—	—	—	—	—	—	—	9.9	—	9.9	(0.9)	9.0
PUT options of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	1.1	1.1	—	1.1
Financial instruments available for sale		—	—	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	—	(0.9)

Total comprehensive income		—	—	—	—	—	—	—	342.0	—	(7.4)	9.9	0.2	344.7	3.1	347.8
Share-based remuneration		—	—	6.8	—	—	—	—	—	—	—	—	—	6.8	—	6.8
Stock options grants exercised		—	50.4	—	—	—	—	—	(27.1)	—	—	—	—	23.3	—	23.3
Acquisition of non controlling interest		—	—	—	—	—	—	—	—	(9.8)	—	—	—	(9.8)	3.5	(6.3)
Allocation of profits:
Investment in subsidy		—	—	—	3.2	—	—	—	(3.2)	—	—	—	—	—	—	—
Legal reserve		—	—	—	—	16.6	—	—	(16.6)	—	—	—	—	—	—	—
Interest on own capital (R$ 0.07 per share)	29.6	—	—	—	—	—	—	—	(68.8)	—	—	—	—	(68.8)	—	(68.8)
Dividends	29.7	—	—	—	—	—	—	—	(20.9)	—	—	—	—	(20.9)	—	(20.9)
Reserve for investments and working capital (net income for the year)		—	—	—	—	—	—	205.4	(205.4)	—	—	—	—	—	—	—

At December 31, 2013		1,438.0	(103.8)	27.8	40.1	165.3	—	2,000.1	—	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Cash Flows

Years Ended

(In millions of U.S. dollars)

	Note	12.31.2013	12.31.2012	12.31.2011
			(Restated)*	(Restated)*
Operating activities
Net income		346.0	348.6	120.4
Adjustment to net income for items not affecting cash
Depreciation	16	145.8	139.9	109.3
Amortization	17	144.8	138.9	129.5
Contribution from suppliers		(26.0)	(31.8)	(29.8)
Allowance (reversal) for inventory obsolescence		13.4	9.2	(12.8)
Inventory and PPE provision for adjustment to market value		28.6	39.3	5.3
Provision for doubtful accounts		(4.8)	11.4	4.4
Deferred income tax and social contribution	24.2	192.6	75.3	85.5
Accrued interest		(2.4)	(5.5)	1.7
Equity in the losses (gain) of associates		3.6	(1.2)	0.3
Share-based remuneration		6.8	7.9	9.7
Foreign exchange gain (loss), net		1.9	4.5	(13.1)
Residual value guarantee	25	21.3	14.0	34.4
Other		0.3	0.9	(10.7)
Changes in assets:
Financial investments		(443.7)	160.0	(124.3)
Derivative financial instruments		18.4	(5.4)	(9.7)
Collateralized accounts receivable and accounts receivable		(40.0)	10.8	(126.3)
Customer and commercial financing		35.9	(7.3)	(31.8)
Inventories		(157.2)	70.1	(97.9)
Other assets		60.1	(162.0)	(0.1)
Changes in liabilities:
Trade accounts payable		258.4	(72.2)	83.8
Non-recourse and recourse debt		—	(62.4)	(7.7)
Other payables		125.7	140.5	(24.9)
Contribution from suppliers		84.5	1.0	70.0
Advances from customers		50.4	(48.2)	85.7
Taxes and payroll charges payable		(62.5)	23.5	(1.2)
Financial guarantees		(312.2)	(8.6)	241.0
Other provisions		42.0	(125.0)	(4.3)
Unearned income		32.9	26.8	(6.3)

Net cash generated by operating activities		564.6	693.0	480.1

Investing activities
Acquisition to property, plant and equipment	16	(437.6)	(328.0)	(334.3)
Proceeds from sale of property, plant and equipment		0.2	1.3	0.3
Additions to intangible assets	17	(316.6)	(252.4)	(217.4)
Investments in associates	14	—	2.5	(3.0)
Business acquisitions, net of cash acquired	38.2	2.5	(6.2)	(51.4)
Acquisition of non controlling interest		(17.3)	(17.4)	—
Proceeds from held to maturity securities		4.8	(17.1)	3.8

Net cash used in investing activities		(764.0)	(617.3)	(602.0)

Financing activities
Repayment of borrowings		(650.2)	(1,225.3)	(2,082.7)
Proceeds from borrowings		890.8	1,692.6	2,362.5
Dividends and interest on own capital		(71.4)	(59.5)	(183.4)
Proceeds from stock options exercised		23.3	14.5	—

Net cash generated by financing activities		192.5	422.3	96.4

Increase (decrease) in cash and cash equivalents		(6.9)	498.0	(25.5)
Effects of exchange rate changes on cash and cash equivalents		(106.4)	(48.8)	(19.8)
Cash and cash equivalents at the beginning of the year		1,797.0	1,347.8	1,393.1

Cash and cash equivalents at the end of the year		1,683.7	1,797.0	1,347.8

*	See note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	The development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

(ii)	The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, to achieve the highest technological and quality standards;

(iii)	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

(iv)	Contribution to the development of technical professionals necessary to the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

The Company has consolidated wholly-owned entities, jointly controlled entities and commercial representation offices, located in Brazil, the United States of America (the “U.S.”), France, Spain, Portugal, Netherlands, Ireland, United Kingdom, China and Singapore.

These consolidated financial statements were approved by the Board of Directors of the Company on February 25, 2014.

2.	Presentation of the Financial Statements and Accounting Practices

2.1.1	Presentation and preparation of the financial statements

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) which includes (i) IFRS, (ii) the International Accounting Standard (“IAS”), and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor, the Standing Interpretations Committee (“SIC”).

As of January 1, 2013, the Company adopted IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements (Note 2.2.1) and IFRS 12 – Disclosure of Interests in Other Entities (Note 14.5). As determined by the new IFRS pronouncements, the effects should be reflected at the beginning of the earliest period presented. Thus, the comparative figures presented in these consolidated financial statements have been adjusted relative to those previously reported.

2.1.2	Basis of preparation

These consolidated financial statements were prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the consolidated financial statements are disclosed in Note 3.

2.1.3	Consolidation

The consolidated financial statements include the balances of December 31, 2013 financial statements of the Company and all subsidiaries that Embraer, directly or indirectly has control, special purpose entities “SPEs” for which the Company has control, and exclusive investment funds. Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. The joint operations are proporcional consolidated, as follows:

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

Embraer Aircraft Holding Inc. - “EAH” - a wholly-owned subsidiary, located in Fort Lauderdale, United States, responsible for corporate and institutional activities. It also has the following wholly-owned subsidiaries also located in the United States:

•	Embraer Aircraft Customer Services, Inc. - “EACS” – located in Fort Lauderdale, United States of America, sells spare parts and provides product support to customers in the United States, Canada and the Caribbean.

•	Embraer Aircraft Maintenance Services Inc. - “EAMS” – located in Delaware, with its operational base in Nashville, United States of America, provides maintenance services for aircraft and components.

•	Embraer Training Services - “ETS” - located in Dallas, United States, is responsible for corporate and institutional activities and has a 51% subsidiary, Embraer CAE Training Services - “ECTS”, also located in Dallas, which provides training for pilots, mechanics and crew.

•	Embraer Executive Jet Services, LLC - “EEJS” - located in Delaware, provides after sales support services and maintenance services for executive aircraft.

•	Embraer Services Inc. - “ESI” – located in Delaware, with its operational base in Fort Lauderdale, United States of America, which provides support in the United States for the defense and commercial market programs.

•	Embraer Executive Aircraft, Inc. - “EEA” - located in Delaware, has its operational base in Melbourne, Florida, United States where it provides final assembly and delivery of the Phenom executive jet.

•	Embraer Engineering & Technology Center USA, Inc. - “EETC” – located in Delaware, incorporated on April 27, 2012, provides engineering services related to aircraft research and development.

•	Aero Seating Technologies LLC. - “AST” - a subsidiary in which EAH holds 85.5% of the capital, is domiciled in San Gabriel, United States of America and its core activity is the production and maintenance of aircraft seats.

•	Embraer Defense and Security Incorporated - “EDSI” - established in February 2013, is domiciled in Jacksonville Florida in the United States, and shall be the basis to attend the LAS (Light Air Support) program that will provide aircraft A-29 Super Tucano for the U.S. Air Force.

Embraer Australia PTY Ltd. - “EAL” - a wholly-owned subsidiary - located in Melbourne, Australia, which provided after-sales support services to customers in the Australasian and Asian regions. The company is currently inactive.

Embraer S.A.

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

Embraer Credit Ltd. - “ECL” - a wholly-owned subsidiary - located in Delaware, which provides support for sales operations.

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

Embraer Spain Holding Co. SL - “ESH” - a wholly-owned subsidiary - located in Spain - coordinates investments in subsidiaries abroad, including those focused on activities that support the sale of aircraft and management of assets derived from these operations. ESH’s operations are carried out by the following subsidiaries:

•	ECC Investment Switzerland AG, a wholly-owned subsidiary, located in Switzerland, holds 100% of the capital of the following:

•	ECC Insurance & Financial Co. Ltd. – “ECC Insurance” - located in the Cayman Islands, is an in-house insurance company providing cover for the financial guarantees offered to customers and/or financing agents involved in structuring the sales of Embraer aircraft.

•	Embraer Finance Ltd. - “EFL” - located in the Cayman Islands, assists customers in obtaining third-party financing, as well as providing support for some of the Company’s purchase and sale transactions.

•	Harbin Embraer Aircraft Industry Company Ltd. “HEAI” – a subsidiary consolidated by Embraer, in which Embraer Spain Holding Co. SL holds 51% of the capital, is based in the town of Harbin, China. Having started operations in 2002, with the objective of manufacturing aircraft to meet the demands of the Chinese air transport market, its activities has been dedicated to the manufacture of Legacy 600/650 executive jets since signing an agreement with the leaders of the Chinese Government the first delivery is scheduled take place in the 1st quarter 2014.

Embraer Netherlands B.V. – “ENL” - a wholly-owned subsidiary - located in Netherlands, has as its main objective the coordination of investments in subsidiaries abroad, including those intended to support the marketing activities of aircraft and asset management from these operations. The activities of ENL are affected by its subsidiaries:

•	Embraer Asia Pacific PTE. Ltd. - “EAP” - a wholly-owned subsidiary - located in Singapore which provide with the objective of providing after-sales support services in Asia.

•	Airholding SGPS, S.A. - a wholly-owned subsidiary - located in Portugal. Its main activity is its 65% participation in the voting capital of OGMA - Indústria Aeronáutica de Portugal S.A., a Portuguese aviation maintenance and production company. The remaining 35% of the voting capital is held by Empresa Portuguesa de Defesa - EMPORDEF.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	ECC Leasing Co. Ltd. – “ECC Leasing” – a wholly-owned subsidiary - located in Dublin, Ireland, leases and sells used aircraft.

•	EMBRAER CAE Training Services Ltd. - “ECUK” – a subsidiary in which ENL holds 51% of the capital, located in Burges Hill, United Kingdom, provides training for pilots, mechanics and crew.

•	EMBRAER Portugal - SGPS S.A. - a wholly-owned subsidiary located in Evora, Portugal, coordinates investments and economic activities in the following wholly-owned subsidiaries as following:

•	Embraer-Portugal Estruturas Metalicas S.A. - located in Evora, Portugal, manufactures, assembles, maintains and sells parts, components and metal sets and carries out other technological, industrial, commercial and service activities related to the metal products industry.

•	Embraer-Portugal Estruturas em Compositos S.A. - located in Evora, Portugal manufactures, assembles and sells structures based on parts and sets in composite materials and carries out other technological, industrial, commercial and service activities related to the composite, non-metal products manufacturing industry.

•	Embraer (China) Aircraft Technical Services Co., Ltd – “ECA”, a wholly-owned subsidiary located in Beijing, China, provides after-sales support services, maintenance services and sells parts to customers in the China.

•	EZ Air Interior Limited. “EZ” - joint venture owned by Embraer Netherlands and Zodiac Aerospace (50% each) - located in Ireland, with the objective of manufacturing cabin interiors of the EMBRAER 170/190 jet family and will be jointly operated with a factory located in México. In the 3rd quarter of 2013 began operations with the first shipment of its production for Embraer.

ECC do Brasil Cia. de Seguros - “ECC” – a wholly-owned subsidiary - located in Porto Alegre, in the state of Rio Grande do Sul, Brazil, it was registered with the Private Insurance Agency - SUSEP and its objective was to deal solely with export credit insurance. Given the fact that it has never operated and that it is no longer part of the Company’s strategy, Embraer’s Board of Directors approved its closure and in December 2013 SUSEP approved the cancelation of its authorization to operate as an insurance company. As it has never operated as an insurance company, its discontinuation will cause no significant impact on the Company’s results.

Indústria Aeronáutica Neiva Ltda. - “Neiva” – a wholly-owned subsidiary located in Botucatu, State of São Paulo, Brazil, sells agricultural aircraft and related parts and components.

Embraer Defesa e Segurança Participações S.A. “EDSP” – a wholly-owned subsidiary, located in São José dos Campos, state of São Paulo, Brazil, coordinates the investments in the Defense and Security segment and holds interests in the following companies:

•	Orbisat Indústria S.A. “Orbisat” – of which 90% of its capital is held by Embraer Defesa e Segurança Participações S.A. - located in São José dos Campos, state of São Paulo, Brazil, develops technology for remote sensing and builds air, sea and land surveillance radars. In 2013 the Company announced the change of its corporate name to Bradar Indústria S.A. at the moment meets the formal processes to accomplish this change.

•	Orbisat Aerolevantamento Ltda - a subsidiary established in February 2013, located in São José dos Campos, State of São Paulo, with the participation of Orbisat Indústria S.A. in 25% of its capital, it aims at providing aerial survey service (mapping areas based on advanced technology onboard aircraft) and remote sensing.

•	Atech Negócios em Tecnologias S.A. - “Atech” was initially a joint venture and became a subsidiary of Embraer Defesa & Segurança Participações S.A. in February 2013 (note 14) and a

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

wholly owned subsidiary in November 2013, with ownership of 100% of its shares. Located in São Paulo, it develops strategic solutions for command, control, communications, computers and intelligence and provides specialized consulting services and technical and logistics support in all of the following project phases: conceptualization, specification, development, integration, implementation management, installation, testing, maintenance and training.

•	Harpia Sistemas S.A. - “Harpia” - located in Brasilia, Distrito Federal, Brazil, is an entity controlled by Embraer Defesa e Segurança Participações S.A., which hold interests of 51%, 40% interests are hold by AEL Sistemas (a subsidiary of Elbit Systems Lts. Of Israel), and 9% interests are hold by Avibrás Divisão Aérea e Naval S.A.. Its main activity is the development, construction, sale, maintenance, modernization and after-sales services of unmanned aerial vehicles (“UAV’s”). Harpia Sistemas S.A. will also focus on marketing, development, systems integration, manufacturing, sales and after-sales support of simulators and modernization of avionics systems, by the 3rd quarter was in pre-operating stage and had its first revenue in 4th quarter 2013.

•	Visiona Tecnologia Espacial S.A. - “Visiona” – located in São José dos Campos, State of São Paulo, Brasil, and fully consolidated subsidiary of Embraer, in which Embraer Defesa e Segurança Participações S.A. and Telebrás hold interests of 51% and 49%, respectively. It will initially act integration and delivery of the Geostationary Satellite System Defense Communication (SGDC) of the Brazilian Government, with the aim of serving the satellite communication needs of the federal government, including the National Broadband Program and a wide spectrum of strategic defense transmissions.

•	Visiona International B.V. (International Visiona) – wholly owned subsidiary of Visiona Brazil, located in Amsterdam in Netherlands, was established in 2013 and will also work on integrating and providing of the SGDC – Brazilian Government system.

•	SAVIS Tecnologia e Sistemas S.A. - “SAVIS” – incorporated in June 2012 and based in Campinas, State of São Paulo, is a wholly owned subsidiary of Embraer Defesa e Segurança. Its objective is to operate with the Brazilian government in the defense and security market.

Special Purpose Companies - “SPEs” - the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, the Company controls all operations of the SPEs or takes a majority share of their risks and rewards, therefore the SPEs are consolidated in the financial statements of the Parent Company (Embraer S.A.). The consolidated SPEs are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control or continuous involvement were not consolidated, based on technical analyses made by Management. Other structures involving SPEs may be used. Although it does not control their operations, the Company analyzes potential risks presented by the SPEs and discloses them, if significant. Apart from the SPEs mentioned, Embraer has no significant risks attributed to other structured operations involving SPEs.

Consortium Tepro – a consortium formed in October 2012 by Savis Tecnologia e Sistemas S.A. and OrbiSat Indústria S.A., companies controlled by Embraer Defesa e Segurança Participações S.A., signed a contract with the Brazilian Army in November 2012 for implementation of the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras - Sisfron). Located in Campinas – SP, the consortium is 93.5% owned by Savis and 6.5% owned by Orbisat. Operations started in the first quarter of 2013.

Exclusive Investment Funds - in connection with its business strategies, the Company has investments in exclusive funds, which are consolidated in the financial statements. The balances of marketable securities and investments maintained through these funds are recorded in cash and cash equivalents or financial investments, based on the original maturities of the securities and the fund investment strategies, which take into account immediate liquidity (Note 5 and 6).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.4	Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of December 31, 2013, these comprise AEL Sistemas SA - “AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL´s main activities are research, development, manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore, the investment is classified as a non-current financial instrument asset, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.2	Summary of significant accounting policies

The accounting policies adopted by the Company were changed only by the adoption of IFRS 10, 11 and 12 from those disclosed in the consolidated financial statements as of December 31, 2012.

The adoption of the accounting pronouncements IAS 19 Employee Benefits, IFRS 13 Fair Value Measurement, IAS 1 Presentation of Financial Statements and IFRS 7 Financial Instruments: Disclosures, with mandatory application from 1 January 2013, did not no affect and / or impact the financial statements previously presented, thus the comparative periods have not been adjusted due to the application of these new pronouncements.

2.2.1	Changes for Adoption of IFRS 10, 11 and 12

a)	IFRS 10 - Consolidated Financial Statements

With an effective date since January 1, 2013, IFRS 10 expands the concept of control taking into account the power and the returns that a participant has about an investment. In this context, a scenario of shareholding voting rights is analyzed together with the substantive rights that give power over the relevant activities of the investee. The subsidiary is fully consolidated from the date on which control is transferred to the Company and transactions with non-controlling interests as transactions with equity owners of the Group are presented within equity as “participation of non- controlling interest”. There were no changes in the Company’s accounting policies with the adoption of IFRS 10.

b)	IFRS 11 - Joint Arrangements

Applicable from January 1, 2013, IFRS 11 - “Joint Arrangements” provides more realistic reflections of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form providing two types of joint arrangements: (i) joint operations - that usually occurs when an operator has rights to the assets and contractual obligations and hence accounts for its share of the assets, liabilities, revenues and expenses (proportional consolidation) and (ii) joint venture - occurs when an operator has rights to the net assets of the contracts and accounts for the investment by the equity method. In this case the proportional consolidation is no longer permitted.

Although the change did not have a material impact on the consolidated financial statements, the comparative figures for the year ended December 31, 2012 for comparative purposes, no longer reflect the proportionate consolidation of the Company’s jointly controlled entities, EZ Air Interior Limited and Atech Negócios em Tecnologias S.A.. The Company acquired Atech on February 2013, (Note 14), and started fully consolidating its results in the financial statements.

After its operations had started in the 3rd quarter of 2013, and due to the type of business relationship with the Company, EZ Air Interior Limited was determined to be a jointly controlled operation, which allowed it to be proportionally consolidated in the 2013 financial statements of the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c)	Restatement of values for comparative purposes

By retrospective application of IFRS 11, and in line with IAS 26 1/CPC - Presentation of Financial Statements, the Company is restating comparatives for the financial position on December 31, 2012 ends, and the financial position at January 1 2012 to represent the beginning of the period of retrospective application of that IFRS.

Also for comparative purposes the Company is restating the other statements and related notes for the periods ended December 31, 2012 and December 31, 2011 which in addition to the effects of the retrospective application of IFRS 11, were also reclassified amounts previously presented in other lines.

Below are the effects on the consolidated financial statements originally issued by the Company and the consolidated financial statements adjusted to the application of IFRS 11 presented for comparative purposes:

Statement of Financial Position:

	At January 01, 2012
	Statement of Financial Position published	IFRS 11 adjustments	Statement of Financial Position as Restated
Current assets	5,169.4	(5.5)	5,163.9
Investments	2.8	2.0	4.8
Non current assets	3,686.1	(6.1)	3,680.0

Total Assets	8,858.3	(9.6)	8,848.7

Current liabilities	2,841.7	(3.3)	2,838.4
Non current liabilities	2,898.8	(6.3)	2,892.5
Shareholders’ Equity	3,117.8	—	3,117.8

Total Liabilities and Shareholders’ equity	8,858.3	(9.6)	8,848.7

	At December 31, 2012
	Statement of Financial Position published	IFRS 11 adjustments	Statement of Financial Position as Restated
Current assets	5,365.9	(7.2)	5,358.7
Investments	—	3.6	3.6
Non current assets	4,124.5	(5.9)	4,118.6

Total Assets	9,490.4	(9.5)	9,480.9

Current liabilities	2,792.4	(3.7)	2,788.7
Non current liabilities	3,347.7	(5.8)	3,341.9
Shareholders’ Equity	3,350.3	—	3,350.3

Total Liabilities and Shareholders’ equity	9,490.4	(9.5)	9,480.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statements of income:

	At December 31, 2011
	Statement of Income published	IFRS 11 adjustments	Statement of Income as restated
Revenue	5,803.0	(12.1)	5,790.9
Gross Profit	1,307.1	(4.3)	1,302.8
Operating income (expenses)	(988.6)	3.7	(984.9)
Equity in gain or losses of associates	(0.3)	0.6	0.3
Operating income	318.2	—	318.2
Financial results	(70.7)	0.3	(70.4)
Profit before taxes on income	247.5	0.3	247.8
Income tax (expense) income	(127.1)	(0.3)	(127.4)

Net income	120.4	—	120.4

Atributable to:
Owners of Embraer	111.6	—	111.6
Noncontrolling interest	8.8	—	8.8

	At December 31, 2012
	Statement of Income published	IFRS 11 adjustments	Statement of Income as restated
Revenue	6,177.9	(10.9)	6,167.0
Gross Profit	1,495.0	(4.6)	1,490.4
Operating income (expenses)	(882.7)	3.0	(879.7)
Equity in gain or losses of associates	(0.2)	1.4	1.2
Operating income	612.1	(0.2)	611.9
Financial results	2.0	(0.1)	1.9
Profit before taxes on income	614.1	(0.3)	613.8
Income tax (expense) income	(265.5)	0.3	(265.2)

Net income	348.6	—	348.6

Atributable to:
Owners of Embraer	347.8	—	347.8
Noncontrolling interest	0.8	—	0.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Statements of Cash Flows:

	At December 31, 2011
	Cash Flow published	IFRS 11 adjustments	Reclassifications (i)	Cash Flow as restated
Net income	120.4	—	—	120.4
Adjustment to net income for items not affecting cash	343.5		(29.7)	313.7
Changes in assets and liabilities:	16.3	—	29.7	46.0
Net cash used in operating activities	480.2	—	—	480.1
Net cash used in investing activities	(602.0)	—	—	(602.0)
Net cash generated by financing activities	96.4	—	—	96.4

Increase in cash and cash equivalents	(25.4)	—	—	(25.5)
Cash and cash equivalents at the beginning of the year	1,393.1	—	—	1,393.1
Effects of exchange rate changes on cash and cash equivalents	(17.6)	(2.3)	—	(19.8)

Cash and cash equivalents at the end of the year	1,350.2	(2.3)	—	1,347.8

	At December 31, 2012
	Cash Flow published	IFRS 11 adjustments	Reclassifications (i)	Cash Flow as restated
Net income	348.6	—	—	348.6
Adjustment to net income for items not affecting cash	432.0	2.6	(31.8)	402.8
Changes in assets and liabilities:	(85.6)	(4.6)	31.8	(58.4)
Net cash used in operating activities	695.0	(2.0)	—	693.0
Net cash used in investing activities	(600.0)	0.1	(17.4)	(617.3)
Net cash generated by financing activities	405.0		17.4	422.3

Increase in cash and cash equivalents	500.0	(1.9)	—	498.0
Cash and cash equivalents at the beginning of the year	1,350.2	(2.3)	—	1,347.8
Effects of exchange rate changes on cash and cash equivalents	(49.0)	0.1	—	(48.8)

Cash and cash equivalents at the beginning of the year	1,801.2	(4.2)	—	1,797.0

(i)	Reclassifications for comparative purposes, where US$ 31.8 in 2012 and US$ 29.7 in 2011 refer to the contribution of partners previously presented as a liability now deduced change in the amortization of intangible assets and US$ 17.4 in 2012 related to the change in participation in subsidiaries and associates previously presented in Financing activities now presented in Investing activities.

d)	IFRS 12 - Disclosure of Interests in Other Entities

Applicable from January 1, 2013, IFRS 12 - “Disclosure of Interests in Other Entities” requires an entity to disclose information that enables users of financial statements (a) to understand: the composition of the group; and (ii) the interest that non-controlling interests have in the group’s activities and cash flows; and (b) to evaluate: (i) the nature and the effect of significant restrictions on its ability to access and use assets of the group, and settle liabilities of the group; (ii) the nature of, and changes in, the risks associated with its interests in consolidated structured entities; (iii) the consequences of changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control; and (iv) the consequences of losing control of a subsidiary during the reporting period.

Disclosures required by IFRS 12 are presented in Note 14.2. of this financial information.

2.2.2	Subsidiaries

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

2.2.3	Acquisition of new subsidiaries

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

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

2.2.4	Consortia

The activities of a Consortium and their registration in its accounting records are governed by specific regulations. There is not a specific vehicle established of this operation, as based on its caractheristics it is considered as a joint operation. Although there are mandatory accounting controls, applicable to the consortia, the entries are posted in the accounts of the members of consortia in accordance with the proportion of the consortia attributed to each one. Such accounts of the members, which are subsidiaries of Embraer are consolidated financial statements of the Company.

2.2.5	Functional and presentation currency

After analyzing Embraer’s operations and businesses, particularly in relation to the factors involved in determining its functional currency, Management concluded that the Company’s functional currency is the US dollar (“US$” or “dollar”). This conclusion was based on an analysis of the following indicators:

•	Currency that most influences sales prices of goods and services;

•	Currency of the country whose competitive forces and regulations most determine the sales price of its goods and services;

•	Currency that most influences labor, materials and other costs of providing goods or services;

•	Currency in which the funds for financial operations are largely obtained; and

•	Currency in which revenue from operations is usually accumulated.

2.2.6	Transactions in foreign currencies

Transactions in currencies other than the functional currency are translated to the functional currency, using the exchange rates in effect on the date of the transactions or measurement, on which the items are re-measured. Foreign exchange gains and losses resulting from translation using the closing rate at the end of the year, relating to monetary assets and liabilities that are due or payable in currencies other than the functional currency, are recognized in the statement of income.

2.2.7	Translation of subsidiaries’ financial statements

For subsidiaries whose functional currency is a currency other than the US dollar, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

of the statement of financial position, and income and expense items are translated using period average exchange rates. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

2.2.8	Financial Instruments

a)	Financial assets

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

Regular purchases and sales of financial assets are recognized on the trade date—the date on which the Company commits to purchase or sell the asset.

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

Embraer S.A.

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

2.2.9	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, cash in transit (amounts paid by our customers or debtors but at the reporting date was in the release process by intervening bank), bank deposits and highly liquid short-term investments, usually maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. This classification includes repurchase agreements and Bank Deposit Certificates - CDBs with a daily liquidity index in the Clearing House for the Custody and Financial Settlement of Securities - CETIP.

Amounts related to cash and cash equivalents, which, however, are not available for use by the Company, are presented within other assets in the consolidated financial statements.

2.2.10	Financial Investments

Financial investments are those assets acquired by the Company, principally for the purpose of selling in the short-term. Usually, this classification includes securities with original maturities over 90 days from the date of acquisition.

2.2.11	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using the percentage-of-completion of the project based on the methods of incurred costs or physical advancement, net of the respective customer advances. They are subsequently recorded at amortized cost using the effective interest rate method, less allowance for doubtful accounts.

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

2.2.12	Derivative financial instruments and hedge operations

The Company uses derivative instruments to protect its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Gains and losses on derivative transactions are recorded monthly in profit or loss, taking into account the realizable value of these instruments (market value). The provision for unearned gains and losses is recognized in the statement of financial position under derivative financial instruments, and the counterpart in profit and loss under financial income (expense) net, (Note 35), except for operations to hedge exposures to changes in exchange rate or designated as hedge accounting.

Embedded derivatives are separated from their host contracts and are measured at their fair values as long as they meet the derivative definition.

2.2.13	Hedge accounting

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

2.2.14	Customer and commercial financing

These relate to financing granted on the sale of certain aircraft and are measured at the amortized cost, by the effective interest rate method.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company assesses at the end of each reporting period whether there is objective evidence that the assets are recorded at an amount higher than their recoverable value (impairment). When applicable, a provision is recorded to reduce the value of this asset.

2.2.15	Collateralized accounts receivable and recourse and non-recourse debt

Certain Company sales are made under structured financing arrangements whereby an SPE purchases the aircraft, pays the Company the purchase price on delivery or at the end of the structured sales financing period, and transfers the purchased aircraft to the final customer. A financial institution finances the purchase of the aircraft by an SPE. In such cases, the Company offers financial guarantees and/or residual value guarantees in favor of the institution and continues to have obligations to be fulfilled until the end of the transaction. In accordance with these characteristics, the Company recognizes the assets and liabilities related to the SPEs on its consolidated financial stetaments, which are written down as the financing is paid off and the financial guarantee eliminated.

The assets are classified in the financial statements under collateralized accounts receivable and the obligations assumed are classified under recourse and non-recourse debt.

The amount is classified as recourse when the Company bears the risk and as non-recourse in relation to the part of the transaction not tied to any obligations on the part of the Company.

2.2.16	Inventories

Inventories, including spare parts and aircrafts, are valued and stated at acquisition or production cost. In all cases the net realizable value is calculated considering the lower of cost or market value. Except for used aircraft, the cost of sales is calculated using the weighted average cost.

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

2.2.17	Income tax and social contribution

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

Transitional tax regime (Regime Tributário de Transição – “RTT”)

In line with the Transitional Tax Regime (RTT) from 2009, since the application of international accounting standards on its 2008 financial statements, the Company has been calculating its income tax and social contribution on net income based on the accounting practices until December 31, 2007.

The RTT will be in force until a law regulating the tax effects arising from the adoption of the new Brazilian accounting principles come into effect.

On November 11, 2013, the Brazilian Internal Revenue, issued the Provisional Measure nº 627, by changing federal tax laws relating to Tax Corporate Income , Social Contribution on Net Income, the Contribution to PIS/PASEP, Contribution to Social Security Financing – COFINS and revoked the Transitional Tax Regime – RTT, introduced by Law 1941 of May 27, 2009. This Provisional Measure provides for the taxation of the legal entity located in Brazil and among others, recognizes the effects of the application of international standards giving the respective treatment in the calculation of Income Tax and Social Contribution on Net Income.

Valid from January 2015, the Provisional Measure permits early adoption as of January 2014. Management is assessing early adoption of Provisional Measure and does not expect it will have significant effects on its financial statements.

2.2.18	Investments

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

Investments in associated entities in which the Company has significant influence are presented within the Consolidated Investments in affiliates in noncurrent assets (Note 14) and measured by the equity method.

Investments in jointly controlled entities are accounted for under the equity method.

2.2.19	Property, plant and equipment

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

Embraer S.A.

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

The items comprising property, plant and equipment are summarized below:

a)	Land - mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements - mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment - machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures - furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles - mainly industrial vehicles and automobiles.

g)	Aircraft - mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals - technology equipment used mainly in the production process, engineering and administration.

i)	Tooling - tools used in the production process of the Company.

j)	Property, plant and equipment in progress - construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Spare parts pool - a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program and aircraft still under warranty. These spare parts are used for customer service, whereby these customers are allowed to exchange a damaged component for one in working condition, as defined in the contract. These items are depreciated based on estimated useful lives of seven to ten years and an average residual value of 35%, which the Company believes to be the approximate utilization time and realizable amount, respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.20	Intangible assets

a)	Research and development

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

Capitalized development costs begin to be amortized from the moment that benefits begin to accrue (units produced), based on the number of estimated aircraft sales for each project, and the amortized amounts are appropriated to production cost.

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

Costs associated with development or maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to identifiable and unique software, controlled by the Company and that are expected to generate benefits greater than costs for more than one year, are recorded in intangible assets and amortized according to the number of aircraft.

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired under business combinations are recognized at fair value at the acquisition date.

c.1)	Goodwill - recorded in the consolidated financial statements as an intangible asset and is not subject to amortization, once that is achievable at the write-off of the investment, and its recoverability is tested at least annually. If it is identified that goodwill will not be recovered in its entirety, an impairment charge is recorded in the statement of income. Recognized impairment losses on goodwill are not reversed.

c.2)	Trademarks - acquired in business combinations and are recognized at fair value at acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development - from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c.4)	Non-compete agreements – from business combinations as agreed with the sellers for a contractual period. These contracts are recorded at fair value at the acquisition date as an intangible asset and amortized over the term of the contract.

c.5)	Firm orders - acquired in business combinations and represent orders or production orders awaiting execution, are recorded at fair value and amortized over the period of delivery specified in the contracts.

2.2.21	Impairment

Property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

The recoverable amount of a CGU is determined based on its value in use calculations. These calculations use cash flow projections, before income tax and social contribution, based on financial budgets approved by management for the corresponding expected lifecycle of each CGU, due to the characteristics of the Company’s business and the investment period made in fixed assets and intangible assets are high and the returns, from medium to long-term and the redirection of assets for new business is common.

Main assumptions used in value in use calculations:

In general, all the consideration set forth below, as well as the future cash flows of each CGU has its origin in the Strategic Plan of the company defined and approved in the last quarter of each year.

a) Gross margin - the Administration projected inflows and outflows based on past performance considering its expectations for the market development. These projections also consider the efficiencies planned for the product cycle;

b) Growth rates - the rates of growth were reflected in the flow of budgeted revenues by the Company, consistent with the forecasts included in industry reports;

c) Discount Rates - a discount rate that reflects the expected return of investors at the time the calculation is being made is utilized.

In the case there is an adjustment on account of non-recovery of assets allocated to a CGU, its value is prorated depending on the net assets of the Group and recognized in all subsidiaries that operate for that CGU within other operating expenses.

2.2.22	Other current and non-current assets

Other current and non-current assets are stated at cost or realizable value including, when applicable accrued income.

2.2.23	Loans and financing

Loans and financing are recognized initially at fair value. Loans and financing are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the contract using the effective interest method.

Embraer S.A.

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

2.2.24	Leases

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

2.2.25	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets that will not be ready for use or sale for a considerable time are capitalized as part of the cost of the asset. Other borrowing costs are recognized as an expense in the period in which they are incurred. Borrowing costs include interest and other fund raising costs incurred by the Company in connection with the loan resources.

2.2.26	Advances from customers

These refer basically to advances, mostly denominated in dollars, received from customers prior to the delivery of the aircraft.

2.2.27	Financial guarantees and residual value guarantees

In certain cases, after a market analysis, the Company grants financial or residual value guarantees (“RVG”) as part of the aircraft financing structure. The guaranteed residual value is based on the expected future fair value of the aircraft at the end of the funding. Financial guarantees are granted to the lender over the term of such financing agent and are subject to a guaranteed maximum limit on the situation of non-payment of installments of funding by clients and / or operators.

Embraer S.A.

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

2.2.28	Dividends and interest on own capital

Under the bylaws, shareholders are entitled to dividends or interest on own capital equivalent to 25% of net income for the year, adjusted in accordance with the bylaws. The calculation takes into account the interest on own capital net of withholding tax.

Proposed distributions of dividends to shareholders are recorded as a liability in the financial statements at the end of the year, pursuant to the bylaws. Any amount over and above the minimum mandatory dividend is recognized in a specific account as additional dividends proposed in the revenue reserve in shareholders’ equity, pursuant to article 196 of Law 6404/76 until it is approved by the shareholders, at which point the reserve is reversed against a liability in the consolidated financial statements.

Interest on own capital paid or provisioned is recorded as a financial expense for tax purposes. However, for purposes of these consolidated financial statements, the amount is disclosed as distribution of net income for the year, and the gross amount is reclassified to shareholders’ equity, as the tax benefits arising from the distribution are included in the net income for the year.

2.2.29	Unearned income

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

2.2.30	Provisions, contingent assets and liabilities, legal obligations and judicial deposits

Provisions – provisions are recognized based on the judgment of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved can be measured with a reasonable degree of certainty. The amounts provided represent the Company’s best estimate of the anticipated outflow of resources.

Contingent assets – are not recognized except when the Company concludes that the gain is virtually certain or has the right to real guarantees or has received a favorable legal decision which cannot be appealed.

Contingent liabilities - classified as possible losses are not recorded in the accounts, but merely disclosed in the financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure is required, unless the Company considers disclosure relevant.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Legal obligations - result from tax liabilities which are being challenged as to their legality or constitutionality. The related amounts are fully provided for.

Court-mandated escrow deposits - are recorded as other assets.

2.2.31	Employee benefits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. Since 2010, for the companies incorporated in Brazil, the plan has been managed by EMBRAER PREV - Sociedade de Previdência Complementar.

b)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retirees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment services based on actuarial studies conducted to identify future risk exposure whose premises are:

•	Discount rate - brings future benefit flows to present value and it is defined based on the ratio of Brazilian government securities;

•	Growth rate of medical costs - represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to perform actions aimed at reducing the cost, or even change the health plan provider;

•	Rate of morbidity (aging factor) - measures the increased use of health plans in light of the aging population;

•	Mortality rate - uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate of mortality by age and sex;

•	Probability of Retirement - estimate the probability of retirement by age group;

•	Churn rate - uses the T-3 Table Service available at Society of Actuaries (SOA), which shows the average rate of termination of employees by age.

The Company recognizes changes in the provision of that plan through other comprehensive income in equity, net of taxes, to the extent that there are changes in the plan and against profit or loss if a fluctuation in the costs of the current benefit plan occurs.

The cost of the post-employment medical benefit plan is determined using the unit credit method and several actuarial assumptions, the most significant being: the discount rate and the trend growth rate of medical costs. This provision is reviewed annually at the reporting date.

2.2.32	Product warranties

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

Embraer S.A.

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

2.2.33	Other current and non-current liabilities

These are stated at known or estimated amounts including, when applicable, accrued charges and foreign exchange gains/losses.

2.2.34	Share-based payment

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

2.2.35	Government grants

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

2.2.36	Earnings per share

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.37	Revenue recognition

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

In the Defense & Security segment, some operations consist of long-term contracts, and revenues are recognized by the Percentage-of-completion (POC) method, through incurred costs or physical advancement and also through recognition upon delivery or shipment. Some contracts contain provisions for price adjustment based on pre-established index and these are recognized on an accrual basis. The adjustments of revenue recognition relating to sales of the Defense & Security segment contracts is performed based on Management’s best estimates as they become evident.

e)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period, and records such revenues as income by segment. Revenue is allocated to its respective segments (Commercial Aviation, Executive Jets and Defense and Security).

2.2.38	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formulas which reflect, in part, inflation in the United States.

b)	Labor – comprises salaries and related charges, primarily in Brazilian real.

c)	Depreciation - property, plant and equipment are depreciated over their useful lives, on a straight-line basis, from 5 to 48 years.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Depreciation of aircraft classified as operating leases is recorded in cost of sales and services, from lease inception using the straight-line method over the estimated asset useful life less a residual value at the end of the lease term.

d)	Amortization – Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

e)	Product warranties - The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)	Multiple elements arrangements - The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

2.2.39	Operating expenses and other income

Operating expenses are principally made up of sales and marketing, administration, research, share in profit/loss of associates and other operating income (expenses).

2.2.40	Employee profit sharing plan

The employee profit-sharing program is linked to the Company’s net income and to performance targets. Provisions are recorded on a monthly basis for the amounts determined proportionally to the salaries payable and classified in the statement of income in accordance to each employee receiving the benefit. The employee profit sharing plan policy is described in (Note 34).

2.2.41	Financial income and expenses and foreign exchange gains/losses

Financial income and expenses principally comprise earnings on short-term investments, financial charges on loans, interest on contested taxes and contingencies (Note 26), as well as foreign exchange gains/losses (Note 36) on assets and liabilities expressed in currencies other than the functional currency (dollar), on an accrual basis.

It is also recorded as financial revenue (expense) the change in fair value of the residual value guarantees and the result with the provision and implementation of derivative financial instruments.

Financial income and expenses exclude borrowing costs attributable to acquisitions, buildings or the production of qualifying assets that require a substantial period of time to be ready for use or sale which are capitalized as part of the cost of the asset.

2.2.42	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.43	Segment reporting

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

3.1.	Sales and other operating revenues

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

In the Defense and Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the POC and the physical advancement method. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, the Company reassesses the expected margins of certain construction contracts, adjusting revenue recognition based upon projected costs to completion. Use of the POC method requires the Company to estimate the total costs to be incurred on the contracts. Were the total costs to be incurred to come in 10% below Management’s estimates, the amount of revenue recognized in the year of 2013 would increase by US$ 195.6, and if the total costs were to come in by 10% above the estimate, the amount of revenue recognized would decrease by US$ 210.5.

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

3.2.	Product warranties

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

mainly when a new family of aircraft enters service, which could require the Company to increase the product warranty reserve. The warranty period is three years for spare parts and five years for components that are a part of the aircraft when sold.

3.3.	Financial guarantees

The Company may offer financial guarantees related to aircraft sold. The guarantee is granted at fair value at the time of delivery of the aircraft when it is supported by a financing agreement. The guarantee is recorded as a reduction in sales and an increase in deferred revenue. The deferred revenue is amortized to the income statement over the period of the guarantee. The Company evaluates the creditworthiness of the obligor at aircraft delivery and discloses its maximum exposure under the guarantee as a contingent liability in Note 37 – Joint liabilities co-obligation, responsibilities and commitments. The Company monitors the obligor’s credit worthiness periodically and in the event of an official default (Chapter 11) or negotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision according to IAS 37 - Provisions, Contingent Assets and Liabilities. If an agreement for the payment of this allowance is negotiated, the default values are reclassified to accounts payable.

3.4.	Residual value guarantees

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

3.5.	Residual interests in aircraft

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

3.6.	Impairment

Non-current assets held for use are subject to impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the higher of the discounted future cash flows of the asset or its net realizable value. The Company’s cash-generating units (CGUs) have been defined and are reviewed annually, in accordance with the aircraft families/platforms and other business conducted by the parent Company and other group companies. Similarly, the impairment test is performed at annual periods, at the end of each year, except in the existence of any indicators of impairment that the Company may indentify through surveys answered by the managers of the respective CGU, which would oblige the Company to design a test of intermediate impairment. The impairment test considers assumptions and estimates made by management in line with the Company’s strategic plan, as well as a discount rate that reflects the expectations of shareholders.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Even if the discount rate used to discount to present value the estimated future cash flow of all CGUs tested were 10% lower or 10% higher compared to the rate used by management, it would not result in any adjustments for non recovery of assets.

3.7.	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods using assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.8.	Income taxes

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

Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2013, the deferred income tax expense would have been higher or lower by approximately US$ 115.3.

3.9.	Post-employment medical benefit plan

The Company and certain of its subsidiaries have a post-employment medical benefit plan that provides medical care to retired employees. To identify the future exposure of this benefit and therefore its measurement in the financial statements, the Company and its subsidiaries use assumptions that are usually based on statistical data, often observed internally or supplied by institutes or entities dedicated to this type of activity.

Whereas these studies use actuarial assumptions such as discount rate growth rate of medical costs, morbidity rate (aging factor), mortality, probability of retirement and churn rate, which are mostly determined based on statistical data, the definition of a reasonably possible change is very subjective. Therefore, an increase of 0.5% in the discount rate used in the actuarial calculation of medical post-employment benefit plan granted by the Company would reduce its exposure on December 31, 2013 of US$ 7.2 and a decrease of 0.5% at the same rate would increase its exposure to US$ 8.4. For the growth rate of medical costs, an increase of 1% in the actuarial calculation, the Company’s exposure would increase by US$ 18.6 and a decrease of 1% at the same rate would decrease its exposure to US$ 32.4.

Medical plan post-employment benefit granted abroad are not relevant. Therefore sensitivity analysis is not presented.

4.	Accounting pronouncements not yet adopted

Standards and amendments to existing standards mentioned in this section have been published, but the implementation is not mandatory for the year ended December 31, 2013, and the Company has not early adopted the amendments in this Financial Statement.

Follows the existing accounting pronouncements that are not yet effective and have not been adopted by the Company:

•

IFRS 9 - “Financial instruments’ addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the classification of financial assets into two categories: at fair value and measured at amortized cost. The determination is made at initial recognition. The basis of

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. In relation to financial liabilities, the standard retains most of the requirements established by IAS 39. The main change is that in cases where the fair value option is taken for financial liabilities, the portion of change in fair value due to credit risk of the entity itself is recorded in Other comprehensive income and not in the income statement, unless otherwise it results in an accounting mismatch. The adoption of the first phase of IFRS 9 will cause effect on the classification and measurement of financial assets of the Company, depending on the composition of the portfolio on the date of implementation. The Company will quantify the effect in conjunction with the other phases, when the final rule is issued, including all phases. The standard is applicable from 1 January 2015.

•	IAS 32 - “Financial Instruments: Presentation “these reviews explain the meaning of “currently has the legal right to compensation”. The revisions also clarify the adoption of the offsetting criteria in IAS 32 for settlement systems (such as systems of clearinghouses) that apply gross settlement mechanisms that are not simultaneous. These revisions will not have an impact on the financial position or performance of the Company’s disclosures are effective for annual periods beginning on or after January 1, 2014.

•	Amendments to IFRS 10 - Consolidated Financial Statements and SIC 12 - Consolidation - Special Purpose Entities and IAS 27 - Separate Financial Statements “Investment Entities”: Amendments to IFRS 10 show an exception to the requirement to consolidate the subsidiaries of an investment entity. In terms of exception, an entity shall measure its investment interest in subsidiaries at fair value through profit or loss. The exception does not apply to controlled entities providing investment related to the activities of the entity investment services. This review will not impact on the financial position or performance of the Company and the disclosures are effective for annual periods beginning on or after January 1, 2014.

5.	Cash and cash equivalents

	12.31.2013	12.31.2012
		(Restated)
Cash and banks	147.4	241.1

	147.4	241.1

Cash equivalents
Repurchase agreements (i)	85.2	67.5
Private securities (ii)	618.0	498.3
Fixed deposits (iii)	772.3	843.8
Investment funds (iv)	60.8	146.3

	1,536.3	1,555.9

	1,683.7	1,797.0

(i)	Repurchase agreements related to the purchase of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.
(ii)	Investment in Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.
(iii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.
(iv)	Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

The weighted average interest rate on December 31, 2013, for cash equivalents in reais and in dollars were 8.16% p.a. and 1.13% p.a. (8.55% p.a. and 1.22% p.a. on December 31, 2012), respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

6.	Financial investments

	12.31.2013				12.31.2012 (Restated)
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	140.7	—	—	140.7	298.8	—	—	298.8
Private securities	381.9	—	25.1	407.0	79.4	—	22.3	101.7
Money market funds	266.2	—	—	266.2	30.0	—	—	30.0
Investment funds	123.4	—	—	123.4	143.7	—	—	143.7
Public securities(i)	—	3.4	—	3.4	—	7.4	—	7.4
Other	0.4	41.6	2.6	44.6	0.3	40.0	7.6	47.9

	912.6	45.0	27.7	985.3	552.2	47.4	29.9	629.5

Current portion	912.6	2.2	25.1	939.9	552.2	3.7	22.3	578.2
Non-current	—	42.8	2.6	45.4	—	43.7	7.6	51.3

(i)	Securities classified as held to maturity are notes receivable composed of Brazilian government securities (NTNs - Notas do Tesouro Nacional), denominated in US dollars and acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (Proex), between the 11th and 15th year after the sale of the respective aircraft, recognized at present value, since the Company intends and has the ability to hold them in its portfolio until maturity.

On December 31, 2013, the financial investments comprise of treasury shares and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil were mainly comprised of highly liquid federal government securities and securities issued by Brazilian financial institutions, measured at their realizable values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly fee. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

On December 31, 2013, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their realizable values. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

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

7.	Trade accounts receivable, net

	12.31.2013	12.31.2012
		(Restated)
Foreign customers	437.2	406.1
Brazilian Air Force	161.8	149.2
Domestic customers	26.8	32.1

	625.8	587.4

Allowance for doubtful accounts	(47.1)	(51.9)

	578.7	535.5

Current portion	572.2	525.6
Non-current portion	6.5	9.9

Unbilled accounts receivables recognized under the POC method for Defense and Security segment totaled US$ 208.9 at December 31, 2013 and revenues recorded in 2013 were US$ 657.9. Costs related to construction contracts using the POC method totaled US$ 540.4 in 2013.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2013, the accounts receivable of US$ 499.1 (US$ 452.1 at December 31, 2012) were current and not past due.

For the period presented, there was accounts receivable overdue, but not impaired related to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable is presented below:

	12.31.2013	12.31.2012
		(Restated)
Up to 90 days	56.3	57.4
From 91 to 180 days	9.7	16.8
More than 180 days	13.6	9.2

	79.6	83.4

The net amount of accounts receivable denominated in the following currencies is:

	12.31.2013	12.31.2012
		(Restated)
U.S. dollars	390.3	502.3
Euros	144.3	1.5
Reais	43.1	31.7
Other	1.0	—

	578.7	535.5

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Beginning balance	51.9	40.3	36.9
Foreign exchange variation	—	0.2	(1.0)
Additions	1.1	15.1	5.7
Reversal	(3.5)	(1.4)	(0.9)
Disposals	(2.4)	(2.3)	(0.4)

Ending balance	47.1	51.9	40.3

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2013, the Company had derivative financial instruments such as interest swaps, cash flow hedges and options.

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and healthcare expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2013 and ending in December 2014. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of Put Options and selling of Call Options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by the pricing model observable market (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of dollar is between the values of exercise of Put and Call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

During 2013 there was no gain or loss recognized on the maturity of derivative instruments since during the year the exchange rate was between the Put and Call values. Thus no value was recorded in the income statement, except the extrinsic value of transactions maturing in 2014.

The option exchange operations are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using observable market pricing models.

As of December 31, 2013, the Company did not have any derivative contracts subject to margin calls.

The table below shows the breakdown of derivative financial instruments for the Company.

Purpose	Risk	Counterparty	Settlement date	12.31.2013	12.31.2012
					(Restated)
Recourse and non-recourse debt (i)	Interest rate	Natixis	2022	21.4	30.7
Export financing (ii)	Interest rate	Bradesco	2013	—	0.9
		Goldman Sachs	2013	—	0.9
		ItauBBA	2016	(3.2)	—
		Votorantim	2016	(2.8)	—
		Citi	2016	(1.7)	—
		Santander	2016	(2.3)	—
		HSBC	2016	(0.7)	—
		Societe Generale	2016	(0.8)	—
		Bradesco	2016	(0.8)	—
Stock options (iii)	Object price	Republic Airways Holdings Inc	2015	8.8	3.4
Acquisition of property, plant and equipment (iv)	Interest rate	Compass Bank	2024	(0.4)	(0.7)
Brazilian Real expenses (v)	Exchange rate	ItauBBA	2013	—	(0.1)
		ItauBBA	2014	(0.3)	—
		Deutsche	2014	(0.4)	—
		Citibank	2014	(0.1)	—
Other assets	Cupom USD Pre	JP Morgan	2012	—	—

				16.7	35.1

i.	Derivative financial instruments (swap), not qualifying for as hedge accounting and contracted by the Company and have effectively converted the amount of R$ 326.6 million (US$ 139.4) for recourse and non-recourse debt, from a fixed interest rate of 6.20% p.a., into a floating rate equivalent to LIBOR + 1.21% p.a.;
ii.	Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$ 887.0 million equivalent to US$ 378.6, from a fixed interest rate of 5.50% p.a. to an average rate equivalent floating to 64.53% p.a. CDI (Interbank Deposit Certificate);
iii.	Derivative financial instruments related to in convertible option into shares (embedded derivative), received as part of a negotiation regarding the restructuring of a subsidiary of Republic Airways Holdings Inc.;
iv.	Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 12.3 million (US$ 5.2) which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. at fixed interest rate of 5.23% p.a.; and
v.	Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 1,068.2 million equivalent to US$ 534.1, made buying PUT with an exercise price of US$ 2.00 and sales CALL with an average price of R$ 3.50.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On December 31, 2013 and December 31, 2012, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

	12.31.2013	12.31.2012
		(Restated)
Assets
Current portion	14.6	11.2
Non-current	15.8	24.8
Liabilities
Current portion	(13.7)	(0.9)
Non-current	—	—

Total	16.7	35.1

9.	Customer and commercial financing

Customer and commercial financing refer to the partial financing of certain sales of new aircraft by the Company, at average interest rates at December 31, 2013, of 5.08% p.a. (December 31, 2012 – 4.90% p.a.) , secured by the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2013	12.31.2012
		(Restated)
Current portion	9.6	22.7
Non-current portion	64.1	86.9

	73.7	109.6

At December 31, 2013 and December 31, 2012, the total value of customer and commercial financing were current and not past due.

At December 31, 2013, the long-term maturities of the financing of accounts receivable were as follows:

Year
2015	18.7
2016	8.5
2017	7.5
2018	5.2
Thereafter 2018	24.2

64.1

10.	Collateralized accounts receivable and recourse and non-recourse debt

10.1.	Collateralized accounts receivable

	12.31.2013	12.31.2012
		(Restated)
Estimated residual value of leased assets	303.2	303.2
Minimum lease payments receivable	258.3	276.3
Unearned income	(135.6)	(153.5)

Investment in sales-type lease	425.9	426.0

Current portion	10.5	13.0
Non-current portion	415.4	413.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2013, the maturities of the amounts classified as non-current assets are as follows:

Year
2015	8.1
2016	8.7
2017	18.8
2018	34.2
Thereafter 2018	345.6

415.4

10.2.	Recourse and non-recourse debt

	12.31.2013	12.31.2012
		(Restated)
Recourse Debt	364.7	361.6
Non Recourse Debt	35.5	38.6

	400.2	400.2

Current portion	12.1	11.9
Non-current portion	388.1	388.3

At December 31, 2013, the maturities of the amounts classified as non-current liabilities were as follows:

2015	317.3
2016	8.7
2017	18.8
2018	14.1
Thereafter 2018	29.2

388.1

11.	Guarantee Deposits

	12.31.2013	12.31.2012
		(Restated)
Sales structure guarantees (i)	261.4	275.8
Sales financing guarantees (ii)	311.7	303.6
Others	1.6	2.1

	574.7	581.5

Non-current	574.7	581.5

(i)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt, unrelated party is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to the Company at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

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

Embraer S.A.

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

(ii)	Financial investments denominated in US dollars and held by third-party financial institutions as a pledge under a specific sale financing structure. These investments earn interest at the annual LIBOR rate.

12.	Inventories

	12.31.2013	12.31.2012
		(Restated)
Raw materials	948.8	684.4
Work-in-process	614.1	778.6
Spare parts	351.4	340.6
Inventory in transit	217.4	156.1
Finished goods (i)	197.3	258.6
Advances to suppliers	70.6	45.9
Aircraft available for sales (ii)	36.1	46.8
Consumption materials	31.6	28.9
Provision for adjustment to market value (iii)	(19.2)	(33.7)
Provision for obsolescence (iv)	(160.8)	(149.3)

	2,287.3	2,156.9

Current portion	2,287.3	2,156.9

(i)	The following aircraft were held in inventory at:

•	December 31, 2013: three Legacy 650, one Phenom 100, four Phenom 300, three Lineage and seven Ipanema; and

•	December 31, 2012: two EMBRAER 175, three Legacy 650, one Legacy 600, eight Phenom 100, six Phenom 300, two Lineage and three Ipanema.

Of the total aircraft inventories at December 31, 2013, four Ipanema sold through up to February 24, 2014.

(ii)	The following aircraft were held in inventory as available for sale:

•	December 31, 2013: One ERJ 145, one Legacy 600, one Legacy 650; and

•	December 31, 2012: one ERJ 145, one EMBRAER 190, one Legacy 600.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft. Changes in market value were as follows:

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Beginning balance	(149.3)	(140.1)	(152.9)
Additions	(35.5)	(39.4)	(12.7)
Disposals	21.0	26.3	22.3
Reversals	1.1	4.2	3.0
Foreign exchange loss	1.9	(0.3)	0.2

Ending balance	(160.8)	(149.3)	(140.1)

Current portion	(160.8)	(149.3)	(140.1)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes in market value were as follows:

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Beginning balance	(33.7)	(63.7)	(83.2)
Additions	(8.1)	(1.2)	(6.1)
Disposals	22.0	31.2	22.2
Reversals	0.6	—	3.4

Ending balance	(19.2)	(33.7)	(63.7)

Current portion	(19.2)	(33.7)	(63.7)

13.	Other Assets

	12.31.2013	12.31.2012
		(Restated)
Taxes recoverable (i)	200.1	143.3
Court-mandated escrow deposits (ii)	86.0	179.2
Prepaid expenses	36.3	25.6
Credit with suppliers (iii)	23.3	31.7
Advances to employees	6.1	14.1
Prepaid Insurance	6.1	3.3
Advances for services rendered	5.3	4.2
Indemnity assets (iv)	3.6	7.2
Advances of commissions	3.9	—
Compulsory loan	1.1	0.9
Collateral pledge	1.0	1.0
Restricted cash	0.4	—
Claims (v)	—	66.7
Other	18.7	18.0

	391.9	495.2

Current portion	250.0	254.1
Non-current portion	141.9	241.1

(i)	Taxes recoverable

	12.31.2013	12.31.2012
		(Restated)
Income tax and contribution for social security on net income withheld	98.4	39.9
ICMS (State Value-added Tax) and IPI (Excise Tax)	64.8	58.9
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	23.1	35.1
Others	13.8	9.4

	200.1	143.3

Current portion	155.1	94.7
Non-current portion	45.0	48.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal contributions totaling US$ 70.1. There is a corresponding accrual in the Company’s liabilities (Note 26).
(iii)	Refers to rework carried out on products supplied by third parties, which will be reimbursed in accordance with contractual agreements.
(iv)	Assets recorded in a business combination, when the Company has negotiated the right of offset from the sellers, for possible future liabilities.
(v)	Claims received as a result of the court approval of the bankruptcy administration of American Airlines (Note 25).

14.	Business Combination and acquisition of non controlling interest

14.1.	Business Combination

14.1.1	Acquisition of Atech’s control on February 1, 2013

On 1 April 2011, through Embraer Defesa & Securança Participações S.A., the Company acquired 50% stake in Atech Negócios e Tecnologias S.A., which was treated as a jointly controlled business and therefore proportionately consolidated in the financial statements of Company. At that time it was agreed between the parties the call option by Embraer Defesa & Segurança for buying 1% of the shares of the other shareholders exercisable from 1 February 2013. The acquisition of over 1% of the shares of Atech, earning one more vote in the investee board of directors, which associated the powers on its relevant activities, Embraer Defesa & Segurança would exercise control Atech. Because it is an already exercisable option is a unilateral decision of the Company as of February 1, 2013 Atech became a subsidiary of the Company and therefore fully consolidated in its financial statements, and the non-controlling interest measured at fair proportion to the non-controlling shareholders in the assets and liabilities acquired. The synergy from this alliance aims to ensure greater customer satisfaction in the long run through more comprehensive solutions in complex systems.

There was no cash outflow for acquisition of the 1 % and although it is a previously jointly controlled investment, it is an acquisition of control and therefore subject to the application of IFRS 3/CPC R1 15—Business Combinations. This event was classified as a business combination achieved in steps performed without the transfer of consideration, so the acquisition is revalued at fair value and recognized as goodwill against income for the year valuation. This revaluation was conducted by specialists of the Company using multiples of market and discounted cash-flow evaluation techniques.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The table below shows the financial position of Atech the date of acquisition of control and the adjustment of goodwill:

Assets and liabilities,
net as of 02.01.2013
Atech’s equity position on February 1, 2013
Cash and cash equivalents	4.6
Trade accounts receivable	6.3
Property, plant and equipment	0.2
Intangible	0.2
Other assets	3.0
Suppliers	(0.4)
Advances from customers	(5.6)
Trade accounts payable	(0.9)
Other liabilities	(0.5)

Assets and liabilities, net at February 1, 2013	6.9
Non-controlling	(3.5)
Net contingent assets and liabilities identified in the acquisition of control (i)	(0.2)

Participation at fair value on acquisition of control on 02/01/13	3.2
Fair value of the interest acquired on February 1, 2013	(21.8)

Total goodwill for future profitability	(18.6)

Previous goodwill on initial acquisition	(19.7)

Adjustment of goodwill on acquisition of control	1.1

(i)	Net amount of liabilities relating to labor and contingent assets related to forecasting reimbursements by vendors defined in the contract.

The goodwill of US$ 18.6 reflects the ability to develop products and services in the areas of command, control, computing, communications, and intelligence (C4I). With respect to the goodwill based on future profitability and provided by tax legislation, the Company intends, exhausted the necessary conditions, to use it according to the law.

Net revenue and net income earned by Atech during the year 2013, amounted to US$ 28.3 and US$ 3.1 respectively, of which US$ 26.4 of net income and US$ 2.8 of net income were generated between the date of acquisition and the year end.

14.1.2	Acquisition of non-controlling interest of Atech on August 15, 2013

Additionally, on August 15, 2013, Embraer Defesa & Segurança has signed a purchase agreement for 50% of the remaining shares of Atech Negócios e Tecnologias S.A. as part of its acquisition strategy.

The completion of the deal was subject to compliance with certain conditions which EERA completion period of 150 days from the signing of the contract. These conditions were fulfilled and November 26, 2013 Atech became a wholly owned subsidiary of Embraer Defesa & Segurança. The acquisition of 50% of the remaining shares of Atech, Embraer Defesa & Segurança and paid US$ 18.8, US$ 17.3 in cash and US$ 1.5 through the recognition of accounts payable, of which US$ 3.8 recognized as investment and US$ 14.9 recognized in equity as valuation adjustments to equity in line specifies “result in transactions with non-controlling shareholders” within equity.

14.1.3	Acquisition of AST’s control on October 1, 2012

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

Assets and liabilities,
net as of 10.01.12
Aero Seating Technologies
Working capital, net	1.3
Intangible assets	7.1
Property, plant and equipament	0.2
Loans	(1.5)
Fair value of assets and liabilities, net	7.1
Noncontrolling interest (14.5%)	(0.9)
Amount paid for 85.5% of the interest	(7.1)

Goodwill	(0.9)

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

14.2.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Subsidiaries, jointly controlled entities and structured entities that the Company directly or indirectly has control, disclosed in the consolidated financial statements as of December 31, 2013, are consolidated into the Embraer group.

The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly owned subsidiaries of the group.

These entities have risks inherent to the operations and the main ones are described below:

•	Economic Risks: are potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: are potential losses by the emergence of new technologies or failure of current processes;

•	Credit risk: are potential losses that may occur where the third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to cover financial obligations.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Subsidiaries with participation of non-controlling shareholders

Group entities described below have participation of non-controlling shareholders, but based on contractual agreements and analysis of IFRS, the Company has control and therefore to consolidate these entities:

		Participation	Participation
Entity	Country	Embraer Group	noncontrolling
Orbisat Indústria S.A.	Brazil	90.0%	10.0%
Aero Seating Technologies LLS	United States of America	85.5%	14.5%
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Orbisat Aerolevantamento Ltda.	Brazil	25.0%	75.0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements demonstrate that the Board of Directors is composed in mostly by representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

The shareholder agreement of Orbisat Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all of the shares of non-controlling interest. This option is exercisable at any time and can be transferred to any person, which determined the control group Orbisat Aerolevantamento by Embraer, despite the shareholding of only 25% of its capital.

The equity interests held in these subsidiaries do not differ substantially from the right proportion of votes held by Embraer Group.

Following is the summary of the financial position of the group entities that have non-controlling interest:

	12.31.2013	12.31.2012
Cash and cash equivalent	87.1	89.0
Current assets	343.4	284.3
Non current assets	116.3	126.6
Current liabilities	161.1	116.2
Non current liabilities	51.8	61.5
Revenue	257.9	241.5
Net income for the year	7.2	1.3

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii)	Jointly controlled entity

The EZ Air Interior Limited is a joint operation between group Embraer and Zodiac Aerospace and shares with the other member the joint administration of the relevant activities of the entity.

This joint operation has net assets and liabilities recognized in the consolidation in accordance with the rights and obligations assigned to Embraer.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2013	12.31.2012
Cash and cash equivalent	2.3	0.9
Current assets	9.3	1.0
Non current assets	3.2	—
Current liabilities	11.2	0.9
Non current liabilities	2.0	—
Revenue	4.4	—
Net income for the year	(0.7)	—

(iv)	Interest in other companies

Interest in other companies in Embraer Group is represented only by the participation of 25% of Embraer Defesa & Segurança in AEL Sistemas SA. Despite this interest, Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument in the consolidated financial statements at fair value.

15.	Related Party Transactions

15.1.	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, (ii) balances of financial investments; and (iii) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, (ii) advances received on account of sales contracts; (iii) financing for research and product development at market rates (iv) loans and financing; and (v) export financing; and

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments; (iii) interest on financing for research and product development, import and export financing and advances on exchange contracts; and (iv) supplementary pension plan.

15.1.1	December 31, 2013

	Current		Non-Current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	497.6	311.8	311.6	85.4	47.1	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	41.9	—	213.3	(18.3)	—
Brazilian Air Force	158.4	210.3	—	—	—	130.3
Caixa Econômica Federal	197.6	0.1	—	42.7	7.9	—
Embraer Prev - Sociedade de Previdência Complementar	—	—	—	—	—	(29.1)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	6.9	—	—
Exército Brasileiro	5.7	—	—	—	—	5.7
Financiadora de Estudo e Projetos – FINEP	—	11.6	—	56.1	(1.7)	—

	859.3	575.7	311.6	404.4	35.0	106.9

15.1.2	December 31, 2012 (Restated)

	Current		Non-Current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	644.4	—	303.6	303.6	37.0	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	255.1	—	184.1	(27.6)	—
Brazilian Air Force	149.2	171.9	—	—	—	145.4
Embraer Prev - Sociedade de Previdência Complementar	—	—	—	—	—	(27.6)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	6.5	—	—
Ez Air Interior Limited	1.9	—	—	—	—	—
Financiadora de Estudo e Projetos – FINEP	—	17.9	—	46.7	(1.9)	—

	795.4	444.9	303.6	540.9	7.5	117.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.1.3	December 31, 2011 (Restated)

	Financial	Operating
	Results	Results
Aero Seating Technologies LLC (AST)	—	—
Banco do Brasil S.A.	16.8	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(23.1)	—
Brazilian Air Force	—	213.0
Embraer Prev - Sociedade de Previdência Complementar	—	(29.4)
Financiadora de Estudo e Projetos – FINEP	(1.0)	—

	(7.3)	183.5

15.2.	Remuneration of key Management personnel:

	12.31.2013	12.31.2012	12.31.2011
Short-term benefits (i)	19.7	16.9	16.6
Stock option program	3.6	3.9	4.6
Labor contract termination	0.5	—	0.4

Total remuneration	23.8	20.8	21.6

(i)	Includes salaries and social security contributions.

Key Management includes members of the statutory Board of Directors and Executive Directors.

In 2013 and 2012 and 2011, no post-retirement or long-term benefits were paid.

16.	Property, Plant and Equipment

The average annual rate of depreciation by asset class on December, 31, 2013 is as follows:

Average useful life
Class of assets	(years)
Buildings and improvements	4.6%
Installations	7.7%
Machinery and equipament	12.3%
Furniture and fixtures	14.4%
Vehicles	22.7%
Aircraft	12.4%
Computers and peripherals	34.3%
Tooling	12.1%
Other assets	0.0%
Exchange pool program assets	8.4%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2013
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2012 (Restated)	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.6	2,872.1
Additions	—	4.1	—	79.5	3.2	0.6	61.5	18.8	49.8	11.3	85.6	127.0	441.4
Additions - business combination	—	—	—	—	—	—	—	0.3	—	—	—	—	0.3
Disposals	—	—	(0.1)	(5.8)	(1.0)	(0.8)	(0.5)	(1.6)	—	(1.1)	(0.8)	(2.2)	(13.9)
Impairment	—	—	—	—	—	—	(14.1)	—	—	—	—	—	(14.1)
Reclassifications*	—	72.0	6.5	56.6	2.3	0.3	(59.8)	0.1	9.6	(43.0)	42.6	(114.7)	(27.5)
Translation adjustments	—	1.5	(0.1)	4.2	0.9	0.2	(0.5)	1.8	0.2	1.3	(10.8)	5.7	4.4

At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7

Accumulated depreciation
At December 31, 2012 (Restated)	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)
Depreciation	—	(13.1)	(3.0)	(23.5)	(3.4)	(0.9)	(50.6)	(7.4)	(18.0)	—	(25.9)	—	(145.8)
Disposals	—	—	0.1	4.8	0.9	0.8	0.5	1.4	—	—	0.7	—	9.2
Reclassifications*	—	—	—	(0.3)	—	—	13.8	0.5	(0.3)	0.2	—	—	13.9
Translation adjustments	—	(0.3)	0.1	(1.9)	(0.3)	(0.2)	0.1	(0.4)	(0.1)	—	(10.0)	—	(13.0)

At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)

Net
At December 31, 2012 (Restated)	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.6	1,738.4
At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3

	12.31.2012
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2011 (Restated)	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9
Additions	—	4.4	0.2	39.5	2.2	0.7	140.4	19.6	15.8	62.4	63.9	63.1	412.2
Additions - business combination	—	—	—	0.1	—	—	—	0.1	—	—	—	—	0.2
Disposals	—	(1.1)	(0.2)	(11.2)	(1.7)	(0.2)	—	(2.6)	—	(0.4)	(3.5)	(0.1)	(21.0)
Impairment	—	—	—	—	—	—	(9.3)	—	—	—	—	—	(9.3)
Reclassifications*	—	15.5	2.5	3.1	5.6	1.0	(20.0)	(10.2)	6.1	(2.5)	43.4	(21.1)	23.4
Translation adjustments	—	(4.2)	(0.1)	0.5	0.5	0.1	(0.2)	0.5	0.1	—	5.2	1.3	3.7

At December 31, 2012 (Restated)	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.6	2,872.1

Accumulated depreciation
At December 31, 2011 (Restated)	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)
Depreciation	—	(10.8)	(2.5)	(23.5)	(2.9)	(0.8)	(35.8)	(5.1)	(20.0)	(0.1)	(38.4)	—	(139.9)
Disposals	—	0.7	0.2	10.4	1.6	0.1	—	2.6	—	—	1.6	—	17.2
Reclassifications*	—	0.2	(0.1)	(4.8)	—	—	(1.5)	—	4.7	—	—	—	(1.5)
Translation adjustments	—	(0.4)	0.1	9.2	(0.1)	(0.1)	3.1	(0.3)	(8.6)	—	0.1	—	3.0

At December 31, 2012 (Restated)	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)

Net
At December 31, 2011 (Restated)	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4
At December 31, 2012 (Restated)	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.6	1,738.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2011
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost
At December 31, 2010	11.1	394.4	124.9	438.7	44.9	13.2	472.3	115.1	274.3	3.2	179.6	40.0	2,111.7
Additions	—	0.1	0.2	21.1	4.4	0.7	66.7	18.0	10.3	10.3	105.4	97.1	334.3
Additions - business combination	—	—	—	23.3	0.2	—	3.3	1.3	—	0.1	—	0.4	28.6
Disposals	—	—	—	(4.2)	(1.0)	(0.3)	—	(1.9)	—	—	—	—	(7.4)
Impairment	—	—	—	—	—	—	(2.6)	—	—	—	—	—	(2.6)
Reclassifications*	—	34.4	0.6	3.9	0.7	0.4	(62.0)	(11.6)	21.0	(5.7)	77.1	(43.7)	15.1
Translation adjustments	—	(0.5)	(0.3)	(2.7)	(1.4)	—	(0.5)	(0.1)	—	(0.1)	(10.8)	(0.4)	(16.8)

At December 31, 2011 (Restated)	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9

Accumulated depreciation
At December 31, 2010	—	(117.6)	(82.6)	(278.5)	(26.7)	(10.3)	(91.0)	(98.7)	(129.4)	(1.1)	(74.8)	—	(910.7)
Depreciation	—	(9.9)	(2.4)	(17.3)	(1.8)	(0.6)	(36.4)	(4.3)	(16.6)	(0.1)	(19.9)	—	(109.3)
Depreciation - business combination	—	—	—	(14.4)	—	—	—	(0.7)	—	—	—	—	(15.1)
Disposals	—	—	—	4.0	0.6	0.3	0.5	1.5	—	—	—	—	6.9
Reclassifications*	—	—	—	—	—	—	5.9	—	—	—	—	—	5.9
Translation adjustments	—	(0.1)	—	5.1	0.2	0.1	(0.1)	0.1	—	—	4.5	—	9.8

At December 31, 2011 (Restated)	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)

Net
At December 31, 2010	11.1	276.8	42.3	160.2	18.2	2.9	381.3	16.4	144.9	2.1	104.8	40.0	1,201.0
At December 31, 2011 (Restated)	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4

*	Non-cash transactions. In the column “Aircraft” this amount relates to aircraft owned by Embraer’s subsidiary ECC Leasing. The balances relating to the aircraft were transferred between property plant and equipment and inventory.

(i)	The aircraft are used for testing, shuttle and operational leasing and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December 31, 2013: 45 ERJ 135, 19 ERJ 145, seven EMBRAER 170, one EMBRAER 175, two EMBRAER 190, one Phenom 100, three Phenom 300, three Legacy 600, one 690B, and one EMB-810C; and

•	December 31, 2012: one EMB 120, 45 ERJ 135, 16 ERJ 145, eight EMBRAER 170, one EMBRAER 175, two EMBRAER 190, one Phenom 100, one Phenom 300, four Legacy 600, two 690B, and one EMB-810C.

(ii)	Refers mainly to construction projects to expand the manufacturing plants and aircraft maintenance centers.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

For the year ended December 31, 2013, depreciation expense of US$ 131.0 (US$ 106.1 and US$ 77.4 in 2012 and 2011, respectively) were charged to cost of sales, US$ 7.7 (US$ 24.1 and US$ 21.3 in 2012 and 2011, respectively) to selling expenses and US$ 7.1 (US$ 9.7 and US$ 10.6 in 2012 and 2011, respectively) to administrative expenses.

There was no interest qualified to be capitalized for the year ended December 31. 2013.

At December 31, 2013, US$ 269.1 property, plant and equipment were pledged as collateral to loans and financing guarantees and labor contingencies.

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

	12.31.2013
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2012 (Restated)	996.8	845.8	24.3	—	14.7	175.0	39.4	23.1	2,119.1
Additions	98.8	171.8	—	11.8	—	34.3	(1.1)	1.0	316.6
Additions - business combination	—	—	—	—	2.9	—	—	—	2.9
Contributions from suppliers	(51.8)	—	—	—	—	—	—	—	(51.8)
Disposals	—	—	—	—	—	(3.1)	—	—	(3.1)
Reclassifications	—	10.3	—	—	—	—	—	—	10.3
Translation adjustments	—	—	—	—	(2.6)	—	—	—	(2.6)

At December 31, 2013	1,043.8	1,027.9	24.3	11.8	15.0	206.2	38.3	24.1	2,391.4

Accumulated amortization
At December 31, 2012 (Restated)	(785.1)	(235.4)	(23.6)	—	(2.4)	(112.7)	—	(1.1)	(1,160.3)
Amortization	(59.9)	(67.4)	(0.8)	—	—	(15.3)	—	(1.4)	(144.8)
Additions - business combination	—	—	—	—	(2.9)	(0.1)	—	—	(3.0)
Amortization of contribution from supplier	19.5	6.6	—	—	—	—	—	—	26.1
Disposals	—	—	—	—	—	—	—	—	—
Reclassifications	—	(0.2)	—	—	—	—	—	—	(0.2)
Translation adjustments	—	—	—	—	(0.1)	—	—	—	(0.1)

At December 31, 2013	(825.5)	(296.4)	(24.4)	—	(5.4)	(128.1)	—	(2.5)	(1,282.3)

Intangible, net
At December 31, 2012 (Restated)	211.7	610.4	0.7	—	12.3	62.3	39.4	22.0	958.8
At December 31, 2013	218.3	731.5	(0.1)	11.8	9.6	78.1	38.3	21.6	1,109.1

	12.31.2012
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2011 (Restated)	974.1	659.2	26.0	14.7	143.7	38.5	6.2	1,862.4
Additions	23.7	186.6	—	—	32.3	—	9.8	252.4
Contributions from suppliers	(1.0)	—	—	—	—	—	—	(1.0)
Additions - business combination	—	—	—	—	—	0.9	7.1	8.0
Translation adjustments	—	—	(1.7)	—	(1.0)	—	—	(2.7)

At December 31, 2012 (Restated)	996.8	845.8	24.3	14.7	175.0	39.4	23.1	2,119.1

Accumulated amortization
At December 31, 2011 (Restated)	(742.5)	(182.2)	(23.5)	(1.5)	(103.5)	—	(0.9)	(1,054.1)
Amortization	(66.6)	(61.0)	(0.1)	(0.9)	(10.1)	—	(0.2)	(138.9)
Amortization of contribution from supplier	24.0	7.8	—	—	—	—	—	31.8
Translation adjustments	—	—	—	—	0.9	—	—	0.9

At December 31, 2012 (Restated)	(785.1)	(235.4)	(23.6)	(2.4)	(112.7)	—	(1.1)	(1,160.3)

Intangible, net
At December 31, 2011 (Restated)	231.6	477.0	2.5	13.2	40.2	38.5	5.3	808.3
At December 31, 2012 (Restated)	211.7	610.4	0.7	12.3	62.3	39.4	22.0	958.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2011
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2010	959.8	553.1	25.1	—	130.6	—	3.5	1,672.1
Additions	15.3	190.9	0.9	—	12.6	—	(2.3)	217.4
Additions - business combination	—	—	—	23.0	0.5	38.5	5.0	67.0
Contributions from suppliers	(1.0)	(84.8)	—	—	—	—	—	(85.8)
Translation adjustments	—	—	—	(8.3)	—	—	—	(8.3)

At December 31, 2011 (Restated)	974.1	659.2	26.0	14.7	143.7	38.5	6.2	1,862.4

Acumulated amortization
At December 31, 2010	(694.1)	(141.3)	(23.3)	—	(95.4)	—	(1.7)	(955.8)
Disposals	0.1	0.6	—	—	—	—	—	0.7
Amortization	(71.9)	(47.9)	(0.2)	(1.7)	(7.7)	—	(0.1)	(129.5)
Amortization of contribution from suppliers	23.4	6.4	—	—	—	—	—	29.8
Translation adjustments	—	—	—	0.2	(0.4)	—	0.9	0.7

At December 31, 2011 (Restated)	(742.5)	(182.2)	(23.5)	(1.5)	(103.5)	—	(0.9)	(1,054.1)

Intangible, net
At December 31, 2010	265.7	411.8	1.8	—	35.2	—	1.8	716.3
At December 31, 2011 (Restated)	231.6	477.0	2.5	13.2	40.2	38.5	5.3	808.3

At December 31, 2013, the Company capitalized interest of US$ 8.2 in intangible assets.

18.	Impairment test

At December 31, 2013 and 2012, the Company performed an evaluation of all of its cash-generating units (“CGUs”). No indication of impairment was identified. No impairment adjustment was necessary, except for aircraft (Note 16.2). The impairment losses were established for aircraft operating segments are recognized in “Commercial Aviation” or “Executive Aviation” segments in proportion to the respective aircraft.

In the case of intangible assets arising in the process of product development or acquisition of new businesses, the recovery test was performed for all CGU related, independent of indicators of loss. For these calculations, respective policy was applied (Note 2.2.19) using a discount rate of 9.4% (expectation of return for investors) on the cash-flows presented in the Strategic Plan of the Company approved in the 4th quarter of 2013.

In the last quarter of 2011, the Company concluded the business combination of two subsidiaries: Orbisat Industria S.A. and Atech Negócios em Tecnologias S.A. (Note 14 of December 31, 2011 financial statements) which resulted in amounts of goodwill based on future economic benefits. Because Atech’s control was acquired on a step acquisition there was a slight adjustment in 2013 to the Atech’s goodwill (Note 14.1). At December 31, 2013 there were no impairment losses for those goodwill balances based on cash flow projections.

Additionally, these goodwill amounts were tested for impairment together with other property, plant and equipment and intangible amounts, considering a group of several CGUs, as the assets were related to more than one CGU.

19.	Trade accounts payable

	12.31.2013	12.31.2012
		(Restated)
Foreign suppliers	640.8	384.6
Risk partners (i)	279.0	266.4
Domestic suppliers	93.8	107.7

	1,013.6	758.7

Current portion	1,013.6	758.7

(i)	The Company’s risk-sharing suppliers /partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior parts, and fuselage parts, among others. Certain contracts between the Company and these risk-sharing suppliers /partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery.

Embraer S.A.

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

20.	Loans and Financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	12.31.2013	12.31.2012
						(Restated)
Other currencies:
Working capital	US$	5.15% a 6.38%	5.15% a 7.42%	2023	1,390.4	1,390.6
	Euro	2.00% a 5.05%	2.00% a 5.05%	2020	76.4	69.3
Project development	US$	6.08%	6.08%	2015	0.5	0.8
Advances on foreign exchange contracts	US$	6.18%	6.18%	2013	—	30.7
		2.62%	2.62%	2030
Property, plant and equipment	US$				66.4	68.4
		Libor 1M + 2.44%	Libor 1M + 2.44%	2035
		Euribor 1M + 1.625%	Euribor 1M + 1.625%	2014
	Euro				0.1	0.4
Finance leasing		1.98% a 2.50%;	1.98% a 2.50%;	2014
	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.2	0.7

					1,534.0	1,560.9

In local currency:
Export Financing	R$	5.50%	5.50%	2016	86.1	224.1
		3.50%	3.50%	2023
Project development	R$				236.3	280.8
		TLPJ + 1.92% a 5.00%	TLPJ + 1.92% a 5.00%	2018
Credit Note for Exportation		5.50%	5.50%	2016	337.5	—
	R$
Finance leasing		CDI + 1.20%	CDI + 1.20%	2015	0.4	0.7

	R$				660.3	505.6

Total					2,194.3	2,066.5
Current portion					79.3	336.3

Non-current portion					2,115.0	1,730.2

In October 2006, the Company´s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the “SEC”. In October 2009, Embraer Overseas Limited issued US$ 500.0 of 6.375% p.a. guaranteed notes due on January 15, 2020. Because Overseas Limited is a wholly owned subsidiary of Embraer S.A., and exists to conduct financial operations, funding operations made by Embraer Overseas Limited are presented in the statement of financial position of the Company.

Between the months of August and September 2013 Embraer S.A., through its subsidiary Embraer Overseas Limited, made the exchange offer for existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. For titles of 2017 to the Exchange Offer resulted in US$ 146.4 aggregate principal amount of existing notes and US$ 337.2 aggregate principal amount of 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the “Exchange Offer” which considering the effects of the exchange price negotiations total issuance of New Notes closed on approximately US$ 540.5 in principal at a rate of 5.696% and maturing to September 16, 2023 value.

On March 8, 2012, Embraer S.A. signed a contract for R$ 1 billion non-reimbursable revolving credit line with four prime Brazilian financial institutions, equivalent to US$ 427.0, maturing on March 8, 2015. Each institution provided R$ 250.0 million under identical conditions, allowing the Company to disburse the full amount or smaller amounts, between March 9, 2012 and February 7, 2015. The annual cost of the credit

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

line, when realized, will be the CDI + 1.30% a year. The maintenance costs will be included in the Company’s financial results under financial expense.

The Company has the following unused amounts in these credit lines:

	12.31.2013	12.31.2012
		(Restated)
Floating:
Expiring within one year	—	—
Expiring more than one year	426.9	489.4

	426.9	489.4

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 303.9 at a fixed rate of 5.50% p.a.

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento – BNDES PSI – Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 85.4 at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing line from the Financier of Studies and Projects - FINEP for the purpose of use in research and new product development program totaling approximately R$ 303.9 million equivalent to US$ 129.8 at a rate fixed 3.50% per annum.

In December 2013, Embraer S.A. signed a contract with BNDES for use in developments projects in the amount of approximately R$ 1.4 billion equivalent to US$ 598. On December 31, 2013 there was no amount disbursed this line.

On December 31, 2013, the long-term financing agreements will mature as follows:

Year
2015	59.8
2016	508.8
2017	302.4
2018	32.1
After 2018	1,211.9

2,115.0

20.1.	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2013	12.31.2012
		(Restated)
Loans
US dollar	1,457.5	1,491.2
Brazilian Real	660.3	505.6
Euro	76.5	69.7

	2,194.3	2,066.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.2.	Capital lease obligations

The leasing operations are guaranteed by the assets under lease and their breakdown by maturity is shown below:

	12.31.2013	12.31.2012
		(Restated)
Less than one year	0.6	1.2
More than one year and less than five years	0.3	0.9

	0.9	2.1
Less -Implicit interest	(0.2)	(0.3)

Capital lease obligation	0.7	1.8

The present value of capital lease obligation, following:
Less than one year	0.4	1.1
More than one year and less than five years	0.3	0.7

	0.7	1.8

20.3.	Interest and guarantees

On December 31, 2013, the loans denominated in Real (30% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2013 was 6.17% p.a. (4.70% p.a. at December 31, 2012).

On December 31, 2013 the loans denominated in US dollar (66% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.81% p.a. (6.09% p.a. at December 31, 2012). In addition, as at December 31, 2013, the Company had denominated loans in Euro (4% from total) that are subject to annual weighted interest rates of 2.82% p.a. (2.65% p.a. at December 31, 2012).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 3.81% p.a. as at December 31, 2013 (LIBOR + 4.98% p.a. at December 31, 2012).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 374.8 as at December 31, 2013 (US$ 429.7 at December 31, 2012) were provided as collateral for loans.

20.4.	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As at December 31, 2013, the Company was in compliance with all the restrictive clauses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

21.	Other payables

	12.31.2013	12.31.2012
		(Restated)
Contractual obligations (i)	107.4	31.3
Provisions related to payroll (ii)	130.2	133.7
Other accounts payable (iii)	56.3	44.6
Commercial incentives	18.5	22.1
Provision Employee Profit sharing (Note 34)	57.2	36.1
Security deposit	9.2	6.8
Insurance	6.3	6.2
Accrued materials (iv)	5.9	5.6
Brazilian Air Force	0.8	—
Non controlling interest option (v)	0.7	1.0
Financial credit	0.6	0.9

	393.1	288.3

Current portion	304.8	277.2
Non-current portion	88.3	11.1

(i)	Represents mainly amounts recorded to cover maintenance costs of aircraft under operating under lease agreements and contractual commitments in the sale of new aircraft or completeness of financial residual value guarantees (Note 25.2).
(ii)	Refers to the accrued vacation and related charges recorded in the consolidated financial statements under other payroll;
(iii)	Represents primarily expenses incurred at the statement of financial position date, with payments occurring within one month;
(iv)	Represents accessories or components to be installed in aircraft already delivered, in accordance with the contracts; and
(v)	Refers to non-controlling (whose right to practice has not yet occurred) put options which may require some or all of the interest in the investees to be purchased by the Company.

22.	Advances from customers

	12.31.2013	12.31.2012
		(Restated)
Denominated in U.S. dollars	728.8	870.3
Denominated in Reais	278.2	129.3

	1,007.0	999.6

Current portion	875.9	899.2
Non-current portion	131.1	100.4

The amount of advances from customers related to construction contracts using the POC method is US$ 309.6, on December 31, 2013.

23.	Taxes and payroll charges payable

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2013	12.31.2012
		(Restated)
Refinanced taxes (i)	164.8	3.2
INSS (social security contribution) (ii)	122.6	129.0
IRRF (Income tax withholding income tax)	20.3	19.5
IPI (Manufacturing tax)	13.0	6.5
FGTS (Government Employee Severance Indemnity Fund)	7.1	7.1
PIS and COFINS (iii)	6.4	5.0
Social contribution on net income (iv)	4.1	235.6
Other	10.4	9.2

	348.7	415.1

Current portion	133.1	65.1
Non-current portion	215.6	350.0

(i)	The Company judicially and administratively discussed the recognition of the constitutional immunity of social contribution tax on exports as well as the tax basis and tax rates on certain specific and remittances abroad. With the reopening of installments program established by Law 11.941/2009, the Company decided to include these debts in this program.

The total amount of net debt included the value of the escrow deposit in December 2013 was US$ 169.6, paid in 30 months related to the consolidation in November 2009, plus Selic period. The remaining amount at December 31, 2013 was US$ 163.9.

(ii)	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995, the liability for which is suspended following a lower court decision in a civil suit. The amount involved is US$ 78.3 at December 31, 2013 (US$ 86.9 at December 31, 2012).

The Company has also filed a declaratory action in ordinary proceedings, applying for advance relief, claiming waiver of the standards that govern the Accident Prevention Factor (FAP) based on direct violation of article 10 of Law nº 10666/2003, which establishes the tax calculation methodology.

The advance relief was granted in March 2011, suspending the liability for the tax credit, and revoked in September 2012. The Company made the court-mandated escrow deposit, in the terms of article 151 sub-item II, of the National Tax Code, maintaining the suspension of the FAP tax credit liability for 2010 and 2011 of US$ 10.2.

With regard to 2013 and 2012, the amounts involved are still suspended due to filing of an administrative appeal disputing the indices used in the Accident Prevention Factor. The amount involved at December 31, 2013, is US$ 19.9, for which a provision has been recorded.

On February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal. As a result of a lower court decision, the amounts relating to paid notices were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a final successful outcome of the court case. The suit was judged in the Company’s favor by the Federal Court of the 3rd Region and is awaiting judgment of the appeal filed by the Federal Government. The amount involved in the process is US$ 12.4 at December 31, 2013 (US$ 13.2 at December 31, 2012).

(iii)	This refers to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law nº 11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute. The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base. The amount involved in the suit is US$ 4.2.
(iv)	The Company was seeking recognition of the constitutional immunity of social contribution on exports. Regarding social contribution on exports, the case was in the Supreme Court, awaiting the judgment of Extraordinary Appeal, which was awarded suspensive effect in favor on the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

In October 2013, the tax installment plan of Law 11.941/2009, was reopened, and after evaluating the impact of amnesty on the values discussed, as well as considering the low chance of success, the Company joined in December 2013 the special stimulus installment program, sanctioned by Law 12.865/2013.

The total amount of debt, net of the judicial deposit in December 2013 was US$ 136.6, replacing the value of US$ 106.7, after application of the listed tax stimulus in Article 3 of PGFN / RFB 07 of 10/15/2013, which was divided in 30 installments.

With respect to the litigation issues mentioned above, the remaining provisions will be kept until there is a final outcome and no legal actions are applicable anymore.

24.	Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities are maintained in Real and the accounting basis are measured in US dollars (functional currency), the fluctuation in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Based on expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforward.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

24.1.	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Temporarily non-deductible provisions	(117.9)	(46.9)	72.7
Tax loss carryforwards	22.3	31.0	5.1
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(123.7)	(32.6)	29.9
Finance guarantee provision gain not realized and Health Insurance Provision	90.7	57.7	36.3
Effect of differences by fixed asset	(29.7)	(25.8)	(22.6)
Other accounting differences	(42.4)	3.0	(78.5)

Deferred tax assets (liabilities), net	(200.7)	(13.6)	42.9

Total deferred tax asset	8.5	12.9	65.7
Total deferred tax liability	(209.2)	(26.5)	(22.8)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The change of deferred income tax that affected profit and loss was as follows:

	From the	Other
	statement of	comprehensive
	income	income	Total
At December 31, 2010	138.5	(10.8)	127.7

Temporarily non-deductible provisions	96.3	—	96.3
Tax loss carryforwards	(5.4)	—	(5.4)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(130.9)	—	(130.9)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	(52.0)	—	(52.0)
Effect of differences by fixed asset	(6.7)	—	(6.7)
Other accounting differences	13.2	0.7	13.9
At December 31, 2011 (Restated)	53.0	(10.1)	42.9

Temporarily non-deductible provisions	(119.6)	—	(119.6)
Tax loss carryforwards	25.9	—	25.9
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(62.5)	—	(62.5)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	21.5	—	21.5
Effect of differences by fixed asset	(3.3)	—	(3.3)
Other accounting differences	62.7	18.8	81.5
At December 31, 2012 (Restated)	(22.3)	8.7	(13.6)

Temporarily non-deductible provisions	(77.0)	—	(77.0)
Tax loss carryforwards	(4.7)	—	(4.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	—	(91.1)
Finance guarantee provision gain not realized and Health Insurance Provision	36.0	4.4	40.4
Effect of differences by fixed asset	(7.2)	—	(7.2)
Other accounting differences	(48.6)	1.1	(47.5)

At December 31, 2013	(214.9)	14.2	(200.7)

24.2.	Reconciliation of income tax expense

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Profit before taxation	602.4	613.8	247.8

Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(204.8)	(208.7)	(84.3)

Tax on profits of overseas subsidiaries	(8.5)	18.9	(43.5)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	(62.5)	(130.9)
Research and development tax incentives	80.2	49.3	56.4
Interest on own capital	23.6	26.3	45.9
Gain or loss in subsidiary equity	—	(0.5)	—
Fiscal credits (recognized and non recognized) and tax rate	(63.6)	(60.2)	(18.6)
Other difference between IFRS and fiscal basis	6.7	(22.0)	56.5
Other	1.1	(5.8)	(8.9)

Income tax and social contribution expense benefit as reported	(256.4)	(265.2)	(127.4)

Current income tax and social contribution expense benefit as reported	(63.8)	(189.9)	(41.9)
Deferred income tax and social contribution expense benefit as reported	(192.6)	(75.3)	(85.5)

The recognition of the values mentioned above resulted in an effective tax rate of 42.6% for December 31, 2013, (43.2% on December 31, 2012 and 51.4% on December 31, 2011).

25.	Financial Guarantees and Residual Value Guarantees

	12.31.2013	12.31.2012
		(Restated)
Accounts payable (i)	138.2	258.5
Financial guarantee of residual value	81.6	59.5
Financial guarantee	73.7	54.5
Additional provision (i)	—	211.9

	293.5	584.4

Current portion	90.0	114.1
Non-current portion	203.5	470.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Below is the activity of the financial guarantees and residual guarantees:

		Financial
	Financial	guarantee of	Accounts	Additional
	guarantee	residual value	payable (i)	provision (i)	Total
At December 31, 2010	132.3	11.1	—	76.1	219.5
Additions	—	—	—	362.8	362.8
Disposals	—	—	—	(23.2)	(23.2)
Reversals	(42.2)	—	—	(42.0)	(84.2)
Reclassifications	—	—	56.2	(56.2)	—
Market value	—	34.4	—	—	34.4
Guarantee recognition	(14.4)	—	—	—	(14.4)

At December 31, 2011 (Restated)	75.7	45.5	56.2	317.5	494.9

Additions	—	—	211.4	6.0	217.4
Disposals	—	—	(9.1)	(59.6)	(68.7)
Reversals	—	—	—	(52.0)	(52.0)
Market value	—	14.0	—	—	14.0
Guarantee recognition	(21.2)	—	—	—	(21.2)

At December 31, 2012 (Restated)	54.5	59.5	258.5	211.9	584.4

Additions	30.6	0.8	3.8	6.7	41.9
Disposals	—	—	(121.4)	(66.4)	(187.8)
Reversals	—	—	(2.7)	(170.5)	(173.2)
Market value	—	21.3	—	18.3	39.6
Guarantee recognition	(11.4)	—	—	—	(11.4)

At December 31, 2013	73.7	81.6	138.2	—	293.5

(i)	Accounts payable and additional provision:

•	Mesa – Refers to accounts payable recorded in relation to financial guarantees offered to the lender in transactions with the MESA AirGroup, which filed for creditor protection under Chapter 11 in 2011. The financial guarantees in respect of 36 ERJ 145 aircraft acquired by Mesa were exercised and the Company made the respective payments. On December 31, 2013 the Company had no outstanding balance payable to the MESA AirGroup.

•	American Airlines - Refers to liabilities assumed as a result of the bankruptcy filing (Chapter 11) of the customer American Airlines at the end of 2011 to cover losses related to its obligations with financial guarantees and residual value guarantees offered to the banks for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145). On November 29, 2013 the U.S. Court approved the merger between U.S Airways and American Airlines and its bankruptcy filing was finalized. Consequently, through this event, the Company’s obligation on financial guarantees by the financial agent has been completed and part of the amount paid as advance financial guarantees to the financing agent of US$ 71.4 was returned to the Company and the remaining provision of US$ 111.9 was reversed against the operating result. The residual value guarantees were finalized along with American Airlines in exchange for concessions from contractual receivables (Note 21) and the amount of US$ 58.6 was reversed in 2013. On December 31, 2013, the Company did not have any outstanding provision related American Airlines and the obligation assumed in accounts payable was US$ 82.5.

•	Chautauqua – Refers to the negotiation with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. Chautauqua operates aircraft of the ERJ 145 family which were financed by loans or operating leases, at the time when Embraer provided financial guarantees for certain aircraft. The Company believes that the negotiation resulted in more favorable results for the parties, reducing the use of the financial guarantees provided by Embraer. The agreements were signed on October 29, 2012 and the Company recognized its commitments to pay in its consolidated financial statements. As part of the negotiation the Company will make payments to the financing agents over time and is entitled to acquire certain assets at the end of the financing period. The balance of accounts payable with Chautauqua Airlines Inc. on December 31, 2013 was US$ 55.7. The Company believes that the negotiation results provided favorable results to the parties, reducing the use of financial guarantees originally granted by Embraer.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.	Provisions and contingent liabilities

26.1.	Provisions

	12.31.2013	12.31.2012
		(Restated)
Product warranties (i)	103.9	110.6
Post retirement benefits	71.0	61.4
Provisions for labor, taxes and civil (ii)	68.9	62.8
Environmental provision (iii)	5.3	—
Other (iv)	15.1	18.8

	264.2	253.6

Current portion	98.5	96.7
Non-current portion	165.7	156.9

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.

(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below Note 26.1.1.

(iii)	The Company maintains allowances for spending on research of soil and potential environmental recovery services.

(iv)	Refers mainly to a contingent liability of US$ 11.4 recognized in other provisions in 2011 when the Company, through its subsidiary, Embraer Defesa & Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Orbisat. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was measured reliably. As a result of Atech’s acquisition of control as stated on Note 14.1, this liability was remeasured at fair value on February 1, 2013.

26.1.1	Provision labor, tax and civil

	12.31.2013	12.31.2012
		(Restated)
Tax related
PIS and COFINS (i)	14.0	11.2
Social security contributions (ii)	10.8	12.0
Third party contributions (iii)	8.7	9.5
FUNDAF (iv)	5.1	7.3
ICMS (v)	4.8	—
Import taxes (vi)	2.4	2.7
CIDE (vii)	1.7	1.9
Others	0.6	5.3
	48.1	49.9
Labor related
Plurimas 461/1379 (viii)	9.7	2.0
Reintegration (ix)	2.3	4.7
Indemnity (x)	1.6	2.1
Third parties	0.2	0.2
Others	4.8	2.7
	18.6	11.7
Civil related
Indemnity (xi)	2.2	1.2
	2.2	1.2

	68.9	62.8

Current portion	27.2	19.5
Non-current portion	41.7	43.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	The Company calculated credits on the corresponding contributions in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also ordered to pay additional allowances for work environment risks. This lawsuit is at the 1st court level.
(iii)	The Company is challenging the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social – FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll.
(iv)	In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	The Company has presented an appeal at administrative stage against an Infraction and Imposition of Penalty (Auto de Infração e Imposição de Multa - AIIM) issued by the State Revenue of São Paulo. The Company does not agree with the fact that the Administrative Tax Authorities are charging ICMS (Imposto sobre Circulação de Mercadorias e Serviços) - tax on the distribution of goods, transportation, and communication - a sort of Valued Added Tax - on services that, according to the Company, are not subject to that sort of taxation. The tax authorities have not yet decided on the appeal until this moment.
(vi)	The reference to import taxes is to an AIIM filed as a result of an alleged breach of the maximum period for complying with drawback. This process awaits analysis by the STJ. Another AIIM argues possible divergences in fiscal classification of certain products, awaiting analysis in first instance of court.
(vii)	Between January and September 2002, the Company paid the Economic Domain Intervention Contribution (CIDE) charged on royalties, technical services and technical assistance, without adjusting the calculation base. After a first examination of this period and a favorable ruling at the administrative level with regard to the facts contested, the Federal Revenue Office ordered the Company to pay the difference on the adjusted calculation base charged during the above period. On July 17, 2012, the Company was informed of a partially favorable decision by the lower level administrative court, recognizing the statute of limitations for the CIDE-Royalties tax debts for the period from January 1, 2002 to February 28, 2002, and reversed part of the amount provisioned. A voluntary appeal was filed in the administrative suit with regard to the part judged to be groundless, and is under consideration by the Administrative Tax Appeals Council – CARF.
(viii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(ix)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(x)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(xi)	Other indemnity claims brought by parties that had any kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.29 of the December 31, 2013 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The “Others” line in each of the categories is generally comprised of individual lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Change in provision:

			Provisions
	Product	Post retirement	Labor, Taxes	Environmental	Other	Total
	warranties	benefits	and Civil	provision
At December 31, 2010	128.7	12.9	76.8	—	20.1	238.5
Additions	387.0	1.1	17.8	—	21.9	427.8
Interest	—	—	10.7	—	—	10.7
Used/payments	(75.5)	(9.6)	(4.7)	—	(15.3)	(105.1)
Reversals	(324.4)	—	(18.9)	—	—	(343.3)
Translation adjustments	—	—	(9.0)	—	(4.4)	(13.4)

At December 31, 2011 (Restated)	115.8	4.4	72.7	—	22.3	215.2

Additions	86.2	57.0	21.0	—	24.6	188.8
Interest	—	—	3.4	—	—	3.4
Used/payments	(69.3)	—	(12.1)	—	(26.1)	(107.5)
Reversals	(21.7)	—	(16.4)	—	—	(38.1)
Translation adjustments	(0.4)	—	(5.8)	—	(2.0)	(8.2)

At December 31, 2012 (Restated)	110.6	61.4	62.8	—	18.8	253.6

Additions	98.0	15.0	21.0	5.8	14.9	154.7
Interest	—	4.7	4.1	—	—	8.8
Used/payments	(68.5)	(3.1)	(2.0)	—	—	(73.6)
Reversals	(35.1)	—	(9.6)	—	(17.2)	(61.9)
Translation adjustments	(1.1)	(7.0)	(7.4)	(0.5)	(1.4)	(17.4)

At December 31, 2013	103.9	71.0	68.9	5.3	15.1	264.2

26.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy (see note 2.2.31), in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all contingent liability that the Company has:

•	In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and September 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution.

With the reopening of encouraged installments, debts were included in the Company challenged the tax base and tax rate levied on certain remittances abroad.

The total value of the tax assessment included in December 2013 was US$ 103.3, paid in 30 months, the final amount after discount, the value subsisting US$ 62.9, related to the consolidation in December 2013, plus Selic period.

The administrative discussion regarding the tax assessment which addresses the accounting and recognition of compensation in the Administrative Appeals Council goes on. The total amount as of December 31, 2013 is US$ 40.5.

•	We received a subpoena from the SEC in September 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice, which are the responsible authorities. The investigation remains ongoing and we will continue to respond to any additional information, as circumstances warrant. We, through our outside counsel, continue to cooperate fully with the SEC and the DOJ. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government’s review. In the event that the authorities take action against us or

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of our outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency.

•	The Company has contingent liabilities amounting to US$ 13.9 related to labor suits.

27.	Post-retirement benefits

	12.31.2013	12.31.2012
		(Restated)
Medical benefits plan Brazil	68.5	57.0
Medical benefits plan subsidiaries	2.5	4.4

Post-retirement benefits	71.0	61.4

27.1.	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. Contributions by the Company and certain subsidiaries to the plan for the years ended December 31, 2013 and 2012 were US$ 28.1 and US$ 27.4, respectively.

27.2.	Post-retirement healthcare benefits provided by the Company in Brazil

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

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded at December 31, 2013, was US$ 68.5 and December 31, 2012 was US$ 57.0.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the Projected Unit Credit method.

The rationale of this recognition is described in the accounting policy (Note 2.2.28 - b). The amounts recognized in the statement of financial position were:

	12.31.2013	12.31.2012
		(Restated)
Benefit obligation - beginning of year	57.0	—
Cost of service	1.2	—
Interest on the value of the obligation	4.7	—
Actuarial losses from demographic assumptions	59.6	57.0
Actuarial gains from financial assumptions	(45.9)	—
Benefits paid directly by the company	(0.9)	—
Transaction adjustments	(7.2)	—

Benefit obligation - end of year	68.5	57.0

The main actuarial assumptions were as follows:

	12.31.2013	12.31.2012
		(Restated)
Discount rate	11.5%	9.5%
Inflation	4.8%	5.2%
Growth rate of medical costs (next year)	11.0%	11.2%
Growth of (long term) medical cost rate	5.8%	6.2%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

27.3.	Post-retirement healthcare benefits provided by subsidiaries

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this benefit. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies.

The change in the post-retirement benefits for the years ended December 31, 2013 and 2012 is summarized as follows:

	Other Post retirement Benefits
	12.31.2013	12.31.2012
		(Restated)
Benefits Obligations - beginning of the year	4.9	4.9
Interest cost	0.3	0.3
Actuarial loss	(1.0)	(0.1)
Benefits paid to participants	(0.2)	(0.2)

Benefits Obligations - end of year	4.0	4.9

The changes in plan assets for the years ended were as follows:

	Other Post retirement Benefits
	12.31.2013	12.31.2012
		(Restated)
Fair value of plan assets - beginning of the year	1.1	1.1
Actual return on plan assets	0.3	0.1
Benefits paid to participants	(0.2)	(0.1)

Fair value of plan assets - end of year	1.2	1.1

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit cost as of December 31, 2013 and 2012 are summarized as follows:

	Other Post retirement Benefits
	12.31.2013	12.31.2012
		(Restated)
Accrued cost - Funded status	(2.5)	(4.4)

	(2.5)	(4.4)

The principal actuarial assumptions utilized was as follows:

	Other Post retirement Benefits (%)
	12.31.2013	12.31.2012
		(Restated)
Average discount rate	3.75%	4.50%
Net periodic benefit cost	4.75%	3.75%
Expected return on plan assets	7.75%	7.75%
Rate of compensation increase	5.50%	5.50%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The components of net periodic benefit cost were as follows:

	12.31.2013	12.31.2012
		(Restated)
Service cost	(0.1)	(0.1)
Interest cost	(0.2)	(0.2)
Expected return on plan assets	0.1	0.1

Net periodic benefit	(0.2)	(0.2)

Net benefit	(0.2)	(0.2)

The net benefit cost (benefit) is included in selling expenses and in administrative expenses.

The composition of plan assets, was as follows:

	12.31.2013	12.31.2012
		(Restated)
Mutual funds invested primarily in stocks	98%	80%
Mutual funds invested primarily in bonds	1%	19%
Other - cash	1%	1%
	100%	100%

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement
2014	0.2
2015	0.2
2016	0.2
2017	0.2
2018	0.3
2019 - 2023	1.4

2.5

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7% was assumed. The rate is expected to decrease to 5% in 2014. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement healthcare plan. A one percentage point change in assumed healthcare cost trend rates would not have material effects on the post-retirement benefit.

28.	Financial Instruments

28.1.	Financial instruments by category

	12.31.2013
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	1,683.7	—	—	—	1,683.7
Financial investments	6	—	912.6	27.7	45.0	—	985.3
Collateralized accounts receivable	10	425.9	—	—	—	—	425.9
Trade accounts receivable, net	7	578.7	—	—	—	—	578.7
Customer and commercial financing	9	73.7	—	—	—	—	73.7
Derivative financial instruments	8	—	30.4	—	—	—	30.4

		1,078.3	2,626.7	27.7	45.0	—	3,777.7

Liabilities
Loans and financing	20	—	—	—	—	2,193.6	2,193.6
Trade accounts payable and others liabilities		—	—	—	—	1,806.9	1,806.9
Financial guarantee and of residual value	25	—	81.6	—	—	211.9	293.5
Capital lease	20	—	—	—	—	0.7	0.7
Derivative financial instruments	8	—	13.7	—	—	—	13.7

		—	95.3	—	—	4,213.1	4,308.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2012 (Restated)
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	1,797.0	—	—	—	1,797.0
Financial investments	6	—	552.2	29.9	47.4	—	629.5
Collateralized accounts receivable	10	426.0	—	—	—	—	426.0
Trade accounts receivable, net	7	535.5	—	—	—	—	535.5
Customer and commercial financing	9	109.6	—	—	—	—	109.6

Derivative financial instruments	8	—	36.0	—	—	—	36.0

		1,071.1	2,385.2	29.9	47.4	—	3,533.6

Liabilities
Loans and financing	20	—	—	—	—	2,064.7	2,064.7
Trade accounts payable and others liabilities		—	—	—	—	1,447.2	1,447.2
Financial guarantee and of residual value	25	—	99.7	—	—	484.7	584.4
Capital lease	20	—	—	—	—	1.8	1.8
Derivative financial instruments	8	—	0.9	—	—	—	0.9

		—	100.6	—	—	3,998.4	4,099.0

28.2.	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

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

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1 — quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•

Level 2 — pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument,

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

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

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	12.31.2013
	Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments
	Level 1	Level 2	Level 3	Total		Fair value	Book value
Assets
Cash and cash equivalents	261.6	1,422.1	—	1,683.7	—	1,683.7	1,683.7
Financial investments	140.7	771.9	—	912.6	72.7	985.3	985.3
Collateralized accounts receivable	—	—	—	—	425.9	425.9	425.9
Trade accounts receivable, net	—	—	—	—	578.7	578.7	578.7
Customer and commercial financing	—	—	—	—	73.7	73.7	73.7
Derivative financial instruments	—	30.4	—	30.4	—	30.4	30.4

	402.3	2,224.4	—	2,626.7	1,151.0	3,777.7	3,777.7

Liabilities
Loans and financing	—	—	—	—	2,193.6	2,299.3	2,193.6
Trade accounts payable and others liabilities	—	—	—	—	1,806.9	1,806.9	1,806.9
Financial guarantee and of residual value	—	—	81.6	81.6	211.9	293.5	293.5
Capital lease	—	—	—	—	0.7	0.7	0.7
Derivative financial instruments	—	13.7	—	13.7	—	13.7	13.7

	—	13.7	81.6	95.3	4,213.1	4,414.1	4,308.4

	12.31.2012 (Restated)
	Fair value of financial instruments measured at fair				Fair value of the other financial instruments
	value through profit or loss
	Level 1	Level 2	Level 3	Total		Fair value	Book value
Assets
Cash and cash equivalents	454.7	1,342.3	—	1,797.0	—	1,797.0	1,797.0
Financial investments	334.8	217.4	—	552.2	77.3	629.5	629.5
Collateralized accounts receivable	—	—	—	—	426.0	426.0	426.0
Trade accounts receivable, net	—	—	—	—	535.5	535.5	535.5
Customer and commercial financing	—	—	—	—	109.6	109.6	109.6
Derivative financial instruments	—	36.0	—	36.0	—	36.0	36.0

	789.5	1,595.7	—	2,385.2	1,148.4	3,533.6	3,533.6

Liabilities
Loans and financing	—	—	—	—	2,064.7	2,250.5	2,064.7
Trade accounts payable and others liabilities	—	—	—	—	1,447.2	1,447.2	1,447.2
Financial guarantee and of residual value	—	—	99.7	99.7	484.7	584.4	584.4
Capital lease	—	—	—	—	1.8	1.8	1.8
Derivative financial instruments	—	0.9	—	0.9	—	0.9	0.9

	—	0.9	99.7	100.6	3,998.4	4,284.8	4,099.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31,2011 (Restated)	121.1

Profits (losses) unrealized	(21.4)

At December 31,2012 (Restated)	99.7

Profits (losses) unrealized	1.2
Market value	39.3
Reversal	(58.6)

At December 31,2013	81.6

28.3.	Financial risk management policy

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

The Company’s risk management policy was established by the Executive Directors and submitted by to the Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

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

Accordingly, the Company has been able to maintain cash surpluses over the balance of financial indebtedness and to assure liquidity by establishing and maintaining a standby credit line (see Note 20).

The capital management may be changed due to economy scenario alterations or to strategic repositioning of the Company.

On December 31, 2013, cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 429.3 (December 31, 2012 - US$ 308.7) resulting, on a net basis, in a leverage-free capital structure.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Of the total financial indebtedness as at December 31, 2013, 3.6% was short-term (16.3% at December 31, 2012) and the average weighted term was equivalent to 6.3 years (5.8 years at December 31, 2012). The Company’s own capital accounted for 35.8% as at December 31, 2013 and 35.3% of the total liabilities as at December 31, 2012.

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

•	Accounts receivable

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

a)	Credit risk for counterparty with external assessment

	12.31.2013	12.31.2012
		(Restated)
Cash and cash equivalents	1,683.7	1,797.0
Financial investments	985.3	629.5
Derivative financial instruments	30.4	36.0

Total	2,699.4	2,462.5

Based on external appraisal:
AAA	1,344.6	1,511.5
AA	123.4	222.8
A	115.2	172.0
BBB	1,082.4	530.6
N/A	33.8	25.6

Total	2,699.4	2,462.5

N/A – Not available: no observable input to credit assessment

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Credit risk for counterparties without external evaluation

	12.31.2013	12.31.2012
		(Restated)
Collateralized accounts receivable	425.9	426.0
Trade accounts receivable, net	578.7	535.5
Customer and commercial financing	73.7	109.6

Total	1,078.3	1,071.1

Based on internal appraisal:
Group 1	9.8	23.6
Group 2	79.5	83.4
Group 3	989.0	964.1

Total	1,078.3	1,071.1

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

28.3.3	Liquidity risk

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

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2013
Loans and financing	3,003.8	176.6	1,167.4	182.9	1,476.9
Suppliers	1,013.6	1,013.6	—	—	—
Recourse and non recourse debt	400.2	12.1	317.3	27.5	43.3
Financial guarantees	293.5	35.1	26.2	23.2	209.0
Other liabilities	355.2	19.3	105.7	149.8	80.4
Capital lease	0.8	0.5	0.3	—	—

Total	5,067.1	1,257.2	1,616.9	383.4	1,809.6

At December 31, 2012 (Restated)
Loans and financing	2,729.8	418.5	493.0	677.8	1,140.5
Suppliers	758.7	758.7	—	—	—
Recourse and non recourse debt	400.2	11.9	317.5	27.5	43.3
Financial guarantees	584.4	114.1	189.7	24.4	256.2
Other liabilities	276.2	6.0	70.8	164.3	35.1
Capital lease	2.1	1.2	0.9	—	—

Total	4,751.4	1,310.4	1,071.9	894.0	1,475.1

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

Embraer S.A.

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

•	Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At December 31, 2013, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Without derivative effect
Cash, cash equivalents and financial investments	1,215.1	45.53%	1,453.9	54.47%	2,669.0	100.00%
Loans and financing	2,066.2	94.16%	128.1	5.84%	2,194.3	100.00%

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
With derivative effect
Cash, cash equivalents and financial investments	1,215.1	45.53%	1,453.9	54.47%	2,669.0	100.00%
Loans and financing	1,685.4	76.81%	508.9	23.19%	2,194.3	100.00%

At December 31, 2013, the Company’s cash, cash equivalents, financial investments and loans and financing post -fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,453.9	100.00%	1,453.9	100.00%
CDI	1,226.2	84.34%	1,226.2	84.34%
Libor	227.7	15.66%	227.7	15.66%
Loans and financing	128.0	100.00%	508.9	100.00%
TJLP	68.8	53.75%	68.8	13.52%
Libor	58.8	45.94%	54.5	10.71%
CDI	0.4	0.31%	385.6	75.77%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Embraer S.A.

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

The Company, in certain market conditions, may protect itself against future expenses and revenues, denominated in foreign currency, to minimize future mismatches which lead to foreign currency gains/losses in the results.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 8).

	Without the effect of		With the effect of
	derivative transactions		derivative transactions
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
		(Restated)		(Restated)
Loans and financing
Brazilian reais	660.3	505.6	660.3	505.6
U.S. dollars	1,457.5	1,491.2	1,457.5	1,491.2
Euro	76.5	69.7	76.5	69.7

	2,194.3	2,066.5	2,194.3	2,066.5

Trade accounts payable
Brazilian reais	84.2	84.1	84.2	84.1
U.S. dollars	815.5	618.0	815.5	618.0
Euro	110.6	52.1	110.6	52.1
Other currencies	3.3	4.5	3.3	4.5

	1,013.6	758.7	1,013.6	758.7

Total (1)	3,207.9	2,825.2	3,207.9	2,825.2

Cash and cash equivalents and financial investments
Brazilian reais	1,269.7	978.1	1,269.7	978.1
U.S. dollars	1,339.3	1,278.5	1,339.3	1,278.5
Euro	21.4	50.5	21.4	50.5
Other currencies	38.6	119.4	38.6	119.4

	2,669.0	2,426.5	2,669.0	2,426.5

Trade accounts receivable:
Brazilian reais	43.1	31.7	43.1	31.7
U.S. dollars	390.3	502.3	390.3	502.3
Euro	144.3	1.5	144.3	1.5
Other currencies	1.0	—	1.0	—

	578.7	535.5	578.7	535.5

Total (2)	3,247.7	2,962.0	3,247.7	2,962.0

Net exposure (1 - 2):
Brazilian reais	(568.3)	(420.1)	(568.3)	(420.1)
U.S. dollars	543.4	328.4	543.4	328.4
Euro	21.4	69.8	21.4	69.8
Other currencies	(36.3)	(114.9)	(36.3)	(114.9)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

28.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2013, in the event of the occurrence of such variations in the risk component.

Embraer S.A.

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

28.4.1	Methodology

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

28.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2013	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	1,226.2	(59.9)	(29.9)	9.0	29.9	59.9
Loans and financing	CDI	0.4	—	—	—	—	—

Net impact	CDI	1,225.8	(59.9)	(29.9)	9.0	29.9	59.9
Cash equivalents and financial investments	LIBOR	227.7	(0.3)	(0.1)	0.1	0.1	0.3
Loans and financing	LIBOR	58.8	0.1	—	—	—	(0.1)
Net impact	LIBOR	168.9	(0.2)	(0.1)	0.1	0.1	0.2

Loans and financing	TJLP	68.8	1.7	0.9	—	(0.9)	(1.7)

Net impact	TJLP	(68.8)	1.7	0.9	—	(0.9)	(1.7)
Rates considered	CDI	9.77%	4.89%	7.33%	10.50%	12.21%	14.66%
Rates considered	LIBOR	0.25%	0.12%	0.18%	0.27%	0.31%	0.37%
Rates considered	TJLP	5.00%	2.50%	3.75%	5.00%	6.25%	7.50%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2013

28.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2013	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,635.9	817.9	409.0	(5.2)	(409.0)	(817.9)
	BRL
Cash, cash equivalents and financial investments		1,269.8	634.8	317.5	(4.0)	(317.5)	(634.8)
Other assets	BRL	366.1	183.1	91.5	(1.2)	(91.5)	(183.1)
Liabilities		1,698.1	(849.2)	(424.5)	5.4	424.5	849.2
Loans and financing	BRL	660.3	(330.3)	(165.1)	2.1	165.1	330.3
Other liabilities	BRL	1,037.8	(518.9)	(259.4)	3.3	259.4	518.9

Net impact		(62.2)	(31.3)	(15.5)	0.2	15.5	31.3
Exchange rate considered		2.3426	1.1713	1.7570	2.3500	2.9283	3.5139

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2013

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2013	-50%	-25%	Probable scenario	+25%	+50%
Interest swap	LIBOR	21.3	12.6	10.7	(0.9)	(2.3)	(4.3)
Interest swap	CDI	(12.4)	26.0	12.5	(2.4)	(11.5)	(22.0)
Hedge desifnated as cash flow	US$/R$	(0.9)	169.3	40.1	—	(11.6)	(64.8)
Foreign Exchange option	Object -price	8.8	(7.1)	(4.1)	—	4.9	10.4

Total		16.8	200.8	59.2	(3.3)	(20.5)	(80.7)

Rate considered	LIBOR	0.25%	0.12%	0.18%	0.27%	0.31%	0.37%
Rate considered	CDI	9.77%	4.89%	7.33%	10.50%	12.21%	14.66%
Rate considered	US$/R$	2.3426	1.1713	1.7570	2.3500	2.9283	3.5139
Object -price considered	Object -price	10.70	5.35	8.03	10.70	13.38	16.05

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2013

28.4.5	Residual Value Guarantees

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

		Additional variations in book balances
	Amounts exposed at 12.31.2013	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	(81.6)	197.8	110.6	0.8	(63.2)	(74.5)

Total	(81.6)	197.8	110.6	0.8	(63.2)	(74.5)

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

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

The following tables show the derivatives held by the funds at December 31, 2013, and the sensitivity analysis of the main risk factors to which the instruments are exposed.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)	Description of derivative instruments held by the exclusive investment funds

Type	Nº of contracts	Due date	Unit market price	Reference value at 12.31.2013
Purchase - Forward DI	62	January-15	38.6	(2.4)
Purchase - Forward DI	236	January-16	34.3	(8.1)
Purchase - Forward DI	9	January-17	30.2	(0.3)
Purchase - Forward DI	1	January-21	18.1	—

Total				(10.8)

b)	Sensitivity analysis

	Additional variations in the return of the fund
Risk factor	Reference value at 12.31.2013	-50%	-25%	Probable Scenario	25%	50%
CDI	(10.8)	(0.7)	(0.2)	0.4	0.8	1.2

Total	(10.8)	(0.7)	(0.2)	0.4	0.8	1.2

Rates used
CDI	9.77%	4.89%	7.33%	10.50%	12.21%	14.66%

29.	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2013 was US$1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 9,496,000 shares were held in Treasury.

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

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director’s in a meeting held on December 7, 2007 and corresponds to 9,496,000 common shares and US$ 103.8 as of December 31, 2013. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value
In the beggining of the year	154.2	14,104,900	10.93
Used for share based compensation (i)	(50.4)	(4,608,900)	10.93

At December 31, 2013	103.8	9,496,000	10.93

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

At December 31, 2013, the market value of the shares held in Treasury was US$ 76.4 (December 31, 2012 - US$ 100.5).

29.4	Investment subsidy reserve

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

Interest on capital is allocated to dividends and are approved by the Statutory Board of Directors as follows. Interest on capital approved or paid during the quarterly periods are treated as an anticipation of the mandatory dividends, adjusted in the last quarter of the year to total a distribution of 25% of annual income as provided in its statutes.

•	In meetings held on March 11, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2013 in the amount of US$ 14.4, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on April 11, 2013.

•	In meetings held on June 13, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2013 in the amount of US$ 13.2, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on June 18, 2013.

•	In meetings held on September 12, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2013 in the amount of US$ 13.1, corresponding to US$ 0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on October 16, 2013.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	In meetings held on December 5, 2013, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2013 in the amount of US$ 28.1, corresponding to US$ 0.03 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on January 10, 2014.

29.7	Proposed dividends

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on real amounts in the legal books, as shown below:

	12.31.2013	12.31.2012	12.31.2011
Net income for the year	777.7	697.8	156.3
Investment Subsidy	(6.2)	(8.0)	(11.1)
Legal Reserve	(38.9)	(34.9)	(7.8)

	732.6	654.9	137.4

Minimun mandatory dividend (25%)	183.2	163.7	34.3

Dividends:
Interest on own capital, net of tax	134.2	133.7	158.6
Proposed dividends	49.0	30.1	—

Total stockholder remuneration	183.2	163.7	158.6
Payments of the year	(76.6)	(101.8)	(158.5)
Total shareholders remuneration of period	106.6	61.9	—
Total shareholders remuneration of previous period	0.1	0.2	0.2

Total shareholders remuneration - in millions of Brazilian reais	106.7	62.2	0.2

Total shareholders remuneration - in millions of US$	45.5	30.4	0.1

29.7.1	Investment and working capital reserve

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

29.7.2	Other Comprehensive Income

Consists of the following adjustments:

•	Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

30.	Share-based compensation

30.1.	Program for the granting of options to purchase shares to executive officers and employees

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

The exercise price of each option is established on the grant date based on the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any speculative trading. The participant will have a maximum period for exercise of option grants awarded for five years until 2011 and seven years for the other, started from the date of grant. In either situation, from the Extraordinary General Meeting held on April 25, 2013, the condition for exercising the option, the employee’s need to be part of the Company on the date of exercise was altered by setting a maximum six months from the termination of the employee for exercising. In death, cause of the exercise period is anticipated and options transferred to their successors.

30.2.	Program for the granting of stock options to members of the Statutory Board of Directors

At the Extraordinary General Meeting held on April 25, 2013, at the Company approved the “Program for the granting of stock options to members of the Statutory Board of Directors”, exclusively for the members of the Statutory Board of Directors, which shall to receive part of their total compensation set to its mandate in the form of stock options. The acquisition of rights exercise of all options will occur at the end of the fourth year and will have a maximum exercise period of six years, both from the grant date of each option. The other conditions of this program as setting the exercise price, option exercise, delivery of shares, etc., are identical to the program for directors and employees.

30.3.	Stock options granted

The fair value of the options granted is determined based on model Black & Scholes pricing that takes into account the value of the underlying asset, strike price, time to elapse before exercising the option, the probability of the option being exercised, historical volatility based the daily closing price of the shares over the last six months and interest rate weighted for the period of each lot based on the DI rate published by BM&FBOVESPA. Note that the time to elapse before exercising the option is defined as management’s decision and considers the end of the grace period for exercise of each lot of options. This assumption was adopted because management believes that the exercise of the option will occur at the end of each vesting period due to high liquidity and high expected return for each share.

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

•

On January 18, 2011, call options were granted for 6,345,000 shares and on March 16, 2011 additional call options for 150,000 shares were granted, with an exercise price of R$ 12.05 (US$ 7,20) and R$ 12.89 (US$ 7.73) per share, respectively. The fair value attributed to the options was based on the Black-Scholes pricing model, whereby the value of each option granted on January 18, 2011 was calculated at R$ 1.89 (US$ 1.02) for the portion that may be exercised as

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

from the end of the first year, R$ 2.88 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 3.62 (US$ 1.99) for the portion that may be exercised as from the end of the third year. For the option granted on March 16, 2011 the calculated fair values were R$ 2.11 (US$ 1.02) for the portion that may be exercised as from the end of the first year, R$ 3.22 (US$ 1.58) for the portion that may be exercised as from the end of the second year and R$ 4.08 (US$ 1.99) for the portion that may be exercised as from the end of the third year.

•	On January 23, 2012, 4,860,000 options were granted to purchase shares at an exercise price of R$ 11.50 (US$ 6.56) per share. The fair value attributed to these options was determined using the standard Black-Scholes pricing model and the value of each option was determined at R$ 3.51 (US$ 2.00) with early exercise rights at the end of the third year, R$ 4.00 (US$ 2.28) with early exercise rights at the end of fourth year and R$ 4.35 (US$2.48) with early exercise rights at the end of the fifth year.

•	On March 20, 2013, 4,494,000 options were granted to purchase shares at an exercise price of R$ 15.71 (US$ 7.91) per share. The fair value attributed to these options was determined using the standard Black-Scholes pricing model and the value of each option was determined at R$ 4.47 (US$ 2.25) with early exercise rights at the end of the third year, R$ 5.29 (US$ 2.66) with early exercise rights at the end of fourth year and R$ 5.97 (US$ 3.00) with early exercise rights at the end of the fifth year.

•	On April 25, 2013, options were granted to purchase 584,400 shares to members of the Board of Directors, which was attributed to the exercise price of R$ 16.81 (US$ 8.36) per share. The fair value attributed to these options was determined using the standard Black & Scholes pricing model and value of each option was determined at R$ 5.51 (US$ 2.74), with early exercise right at the end of the fourth year.

	12.31.2013					Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
	in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible
Grants on April 30, 2010	6,510,000	(5,289,000)	(528,000)	693,000	693,000	10.19	5.89
Grants on January 18, 2011	6,345,000	(1,885,000)	(796,000)	3,664,000	889,500	12.05	7.20
Grants on March 16, 2011	150,000	—	—	150,000	75,000	12.89	7.73
Grants on January 23, 2012	4,860,000	(130,000)	(215,000)	4,515,000	—	11.50	6.56
Grants on March 20, 2013	4,494,000	—	—	4,494,000	—	15.71	7.91
Grants on April 25, 2013	584,400	—	—	584,400	—	16.81	7.93

As of December 31, 2013	22,943,400	(7,304,000)	(1,539,000)	14,100,400	1,657,500

(i)	The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company. As provide in “Share-based compensation plan”, as provided in “program for the granting of stock options”, in case of dismissal of the participant, shall be canceled the option with regard to parcels whose right to exercise has not yet been acquired.

31.	Earnings per Share

31.1.	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Net income attributable to owners of Embraer	342.0	347.8	111.6
Weighted average number of shares (in thousands)	729,001	725,023	723,667

Basic earnings per share - U.S. dollars	0.4691	0.4797	0.1542

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

31.2.	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Net income attributable to owners of Embraer	342.0	347.8	111.6
Weighted average number of shares (in thousands) - diluted	729,001	725,023	723,667

Dilution for the issuance of stock options (in thousands) (i)	4,795	2,708	1,180
Weighted average number of shares (in thousands) - diluted	733,796	727,731	724,847
Diluted earnings per share - U.S. dollars	0.4661	0.4780	0.1540

(i)	Refers to the effect of potentially dilutive shares for the December 31, 2013.

At December 31, 2013 and 2012, there were no anti-dilutive effects.

32.	Revenue and (expenses) by nature

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
As presented as statements of Income:
Revenue	6,235.0	6,167.0	5,790.9
Cost of sales and services	(4,818.9)	(4,676.6)	(4,488.1)
Administrative	(210.5)	(279.2)	(261.3)
Selling	(454.4)	(480.4)	(418.6)
Research	(74.7)	(77.3)	(85.3)
Other income (expenses), net	36.9	(42.8)	(219.7)
Equity in losses on associates	—	1.2	0.3

Operating profit before financial income	713.4	611.9	318.2

Revenue (expenses) by nature:
Revenue from sales of goods	5,399.7	5,435.1	5,195.0
Revenue from sales of services	955.4	799.8	672.9
Sales deductions and tax on revenue	(120.1)	(67.9)	(77.0)
Material cost	(4,528.3)	(4,397.8)	(4,249.3)
Depreciation	(145.8)	(139.9)	(109.3)
Amortization	(144.8)	(138.9)	(129.5)
Personnel expenses	(340.0)	(369.4)	(342.1)
Selling expenses	(113.3)	(138.3)	(96.6)
Other operating (expense) income	(249.4)	(370.8)	(545.9)

Operating profit before financial income	713.4	611.9	318.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

33.	Other operating income (expense), net

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Financial guarantee (i)	152.7	(24.7)	(278.0)
Contractual fines (ii)	38.0	32.0	63.7
Royalties	11.5	8.9	7.5
Recovery of expenses	11.0	10.8	8.9
Other sales	6.4	7.3	9.8
Restructuring expenses	(0.4)	(0.4)	(0.7)
Aircraft maintenance third parties	(1.0)	—	(0.3)
Aircraft maintenance and flights costs - fleet	(2.9)	(4.7)	(6.2)
Pre operating expenses	(1.4)	(11.5)	—
Gan on disposal of assets	(3.5)	—	—
Product modifications	(3.7)	(4.4)	(4.0)
Flight safety standards	(3.8)	(3.8)	(4.1)
Environmental provision	(5.3)	—	—
Corporate Projects	(11.4)	(0.7)	—
Training and development	(14.1)	(4.0)	(1.0)
Impairment of aircraft	(14.2)	(9.5)	(3.0)
Provision for contingencies	(14.9)	12.0	6.5
Expenses system project	(17.6)	(13.9)	(8.0)
Taxes on other outputs	(30.8)	(20.9)	(24.0)
Refis Installments (tax recovery program)	(37.0)	—	—
Other	(20.7)	(15.3)	13.2

	36.9	(42.8)	(219.7)

(i)	The amount related to adjustment of the estimate for the financial guarantee provisions as a result of the exposure cased by the current situation of our customers and commitment recognized in relation to negotiation of the restructuring of the financial operations. In 2013 the American Airlines bankrupts filling was finalized and the obligation was reversal, as mentioned in Note 25.
(ii)	Mainly reflects contractual fines charged from customers due to contract cancellations, mostly in Executive Jets, as defined in the respective contracts.

34.	Employee profit sharing-plan

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

Upon adoption of IFRS, the net income determined in accordance with IFRS and presented in Reais became the basis for the profit sharing. Of the distributable amount, 50% is distributed in equal parts to all employees and 50% proportional to salaries.

In 2011, exceptionally, the employee profit sharing amount was calculated disregarding the effects of the changes in the financial guarantee provisions.

The amounts recorded, Parent company and Consolidated, are shown in the financial statements in accounts payable (Note 21).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

35.	Financial income (expense), net

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Financial income:
Interest on cash and cash equivalents and financial investments	106.1	93.2	133.8
Interest on receivables	31.9	26.6	25.9
Residual value guarantee	—	19.1	—
Gains on financial transactions	—	—	0.3
Other	19.8	0.2	0.6

Total financial income	157.8	139.1	160.6

Financial expenses:
Interest on loans and financing	(128.3)	(113.3)	(100.7)
Residual value guarantee	(79.7)	—	(110.0)
Interest on taxes, social charges and contributions	(11.9)	(10.8)	(13.8)
IOF - (Tax on financial transactions)	(3.5)	(5.3)	(3.1)
Financial restructuring costs	(1.9)	(1.9)	(10.4)
Other	(34.2)	(14.6)	(13.1)

Total financial expenses	(259.5)	(145.9)	(251.1)

Derivative instruments	5.3	—	—

Financial income (expenses), net	(96.4)	(6.8)	(90.5)

36.	Foreign exchange gains (losses), net

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Monetary and foreign exchange variations
Assets :
Cash and cash equivalents and financial investments	(189.4)	(84.8)	(120.6)
Tax credits	(24.2)	(16.6)	(14.6)
Trade accounts receivable	(8.0)	(7.5)	(17.0)
Advances to suppliers	—	(0.3)	2.1
Other	(30.4)	(21.7)	(23.0)

	(252.0)	(130.9)	(173.1)

Liabilities :
Loans and financing	109.9	53.2	76.5
Taxes and charges payable	52.5	31.8	56.4
Advances from customers	48.6	20.2	12.7
Provisions	27.5	13.8	25.0
Suppliers	6.6	—	5.5
Provisions for contingencies	4.6	2.9	7.5
Accounts payable	(1.0)	5.9	4.3
Translation losses on conversion of foreign subsidiaries	—	0.1	—
Deferred taxes	—	—	0.2
Other	1.4	(1.5)	(1.9)

	250.1	126.4	186.2

Net monetary and foreign exchange variations	(1.9)	(4.5)	13.1

Derivative instruments	(12.7)	13.2	7.0

Foreign exchange gain (loss), net	(14.6)	8.7	20.1

37.	Responsibilities and Commitments

37.1	Trade-ins

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

In the parent company the operating leases refer to telephone and computer equipment and in the United States subsidiaries include non-cancelable operating leases of land and equipment. On December 31, 2013 the amounts recognized as expenses totaled US$ 19.4 and December 31, 2012 UD$ 16.5. These leases expire at various dates through 2038.

At December 31, 2013, the Company has operating leases with payments scheduled as follows:

Year
2014	15.8
2015	10.7
2016	7.0
2017	5.1
After 2017	17.5

Total	56.1

37.3	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	12.31.2013	12.31.2012
		(Restated)
Maximum financial guarantees	545.5	374.2
Maximum residual value guarantees	359.9	372.7
Mutually exclusive exposure (i)	(94.7)	(115.0)
Provisions and liabilities recorded (Note 25)	(155.3)	(114.0)

Off-balance sheet exposure	655.4	517.9

Estimated proceeds from financial guarantees and underlying assets	907.8	656.7

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

38.	Supplemental Cash Flow information

38.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2013	12.31.2012	12.31.2011
		(Restated)	(Restated)
Payments made during the year :
Interest	130.9	112.2	50.2
Income tax and social contribution	68.3	52.0	32.6
Non-cash financing and investing transactions
Disposals property, plant and equipment for providing for the sale of inventory	(42.1)	(19.6)	(52.3)
Transfer of inventory to fixed assets	39.9	44.2	72.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

38.2	Business combinations

Consolidated on 12.31.2013 (i)
Cash and cash equivalents	4.6
Trade accounts receivable	6.3
Property, plant and equipment	0.2
Intangible	0.2
Other assets	3.0
Suppliers	(0.4)
Advances from customers	(5.6)
Trade accounts payable	(0.9)
Other liabilities	(0.5)

Assets and liabilities, net at February 1, 2013	6.9
Non-controlling	(3.5)
Net contingent assets and liabilities identified in the acquisition of control (i)	(0.2)

Participation at fair value on acquisition of control on 02/01/13	3.2
Cash and cash equivalents	(4.6)
Adjustment of goodwill on acquisition of control (Note 14.4)	(1.1)

Net effect of acquisitions on cash flow	(2.5)

(i)	Refers to the acquisition of control of Atech Negócios em Tecnologias S.A through the option to purchase 1% of the shares of other shareholders exercisable from February 1, 2013 (Note 14).

Consolidated on 12.31.2012 (ii)
Cash and cash equivalents	0.8
Trade accounts receivable	0.1
Inventory	0.9
Intangible assets	7.1
Property, plant and equipment	0.2
Other assets	0.1
Loans and financing	(1.5)
Other liabilities	(0.6)

Acquired assets and liabilities, net	7.1
Non-controlling interest	(0.9)

Assets and liabilities, net	6.2
Acquired goodwill	0.9

7.1
Contingent payments	—

Amount paid for the interest	7.1
Cash and cash equivalents	(0.9)

Net effect interest acquisition on the cash flow	6.2

(ii)	Refers to acquisition of an interest in AST, 85.5% of capital (Note 14).

39.	Segment information

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

Embraer S.A.

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

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•	EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

•	E-Jets E2, the second generation of the E-Jets family of commercial aircraft consists of three new aircraft - E175-E2 with capacity up to 88 seats, E190-E2 with seats up to 106 and E195-E2 reaching up to 132 seats. The E190-E2 will enter service in the first half of 2018. The E195-E2 is scheduled to enter service in 2019 and E175-E2 in 2020.

39.2	Defense and security business

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

The expansion and diversification of the portfolio, previously focused on military aircraft, was made possible by a strategy of partnerships and acquisitions. One result of this diversification was the signing of an agreement for implementation of the first phase of the Integrated Frontier Monitoring System (SISFRON – Sistema Integrado de Monitoramento de Fronteiras) – by the Tepro Consortium (set up by the subsidiaries Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A the new name of OrbiSat Indústria S.A.), which will involve monitoring of approximately 650 kilometers of the border between Mato Grosso do Sul, Paraguay and Bolivia.

The Company’s principal customer is currently the Brazilian Defense Ministry and, in particular, the Brazilian Air Force, although the diversification of the portfolio has resulted in a corresponding diversification of customers: the Brazilian Army and Navy and the Communications Ministry, as well as a growing international presence of our products and solutions.

The main products of the portfolio of Defense and Security are the following:

•	Super Tucano - a light attack aircraft, specially developed to operate in severe climates, be subjected to extremes of temperature and humidity, and equipped with sophisticated navigation and attack, training and flight simulation systems. In 2013, the U.S. Air Force (USAF) announced the victory of the A-29 Super Tucano for the LAS (Light Air Support) program. The first 20 aircraft will be built in Jacksonville, Florida, USA, and supplied in partnership with Sierra Nevada Corporation (SNC).

•	AMX - an advanced ground attack jet, developed and produced through a cooperation agreement between Brazil and Italy. Embraer was contracted by the Brazilian Air Force to modernize these aircraft, A-1 calls within the client to a version named the A-1M.

•	F-5BR Program - modernization of the F-5 jet fighters.

•	The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform,

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

includes the EMB 145 AEW&C - Airborne Early Warning and Control, EMB 145 AGS - Remote Sensing and Air to Ground Surveillance and P-99 - Maritime Patrol and Anti-submarine Warfare models. Originally developed for the SIVAM program, different versions were ordered by the Greek, Mexican and, more recently, the Indian governments. Embraer was hired to modernize the aircraft E-99 of FAB.

•	KC-390 - the scope of the KC-390 Program is to develop and produce two prototype aircraft for military transport and in-flight refueling.

•	Military Transport and Transportation of Authorities – based on the aircraft of the Commercial Aviation and Executive Jets platforms, the best example of which is the 190PR – based on the EMBRAER 170/190 platform, the objective is transportation of the President of the Republic of Brazil and members of his staff.

•	Radars – OrbiSat Indústria S.A. develops a state-of-the-art radar and sensing system for tree-covered land, the SABER M60, designed and developed for the Brazilian Army.

•	Command and Control – a combination of the expertise of Atech – Negócios em Tecnologias S.A. and Embraer’s investments in system development and integration, enables the Company to offer a suite of Command and Control products, such as Air Traffic Control systems.

•	Unmanned aircraft - Harpia Sistemas, a joint venture between Embraer and AEL Sistemas (a subsidiary of the Israeli group Elbit), is involved in the marketing, development, systems integration, manufacture and after-sale support of unmanned systems.

•	Satellites - Visiona Space Technology - Joint venture between Embraer and Telebras - was hired in 2013 to build and integrate the SGDC system.

39.3	Executive Jets business

The Executive Aviation market operations is constituted by development, production and sale of executive jets as well as by providing support services and aircraft operational leasing to the following product lines:

•	Legacy 600 and Legacy 650 - executive jets in the Super Midsize and Large categories which started to be delivered in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500- executive jets in the Midsize and Midlight categories, respectively. Both models were launched in April 2008 and are currently in development.

•	Phenom - executive jets in the Entry Jet and Light Jet categories, respectivel. The first deliveries of Phenom 100 were made in 2008, and deliveries of Phenom 300, started in 2009.

•	Lineage 1000 - an ultra-large executive jet. Deliveries of this model started in 2009.

39.4	Other

Operations in this segment relate to supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Statement of income data by operating segment – year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,307.0	1,196.9	1,644.5	86.6	—	6,235.0
Cost of sales and services	(2,532.6)	(951.2)	(1,284.7)	(50.4)	—	(4,818.9)
Gross profit	774.4	245.7	359.8	36.2	—	1,416.1
Gross profit %	23.4%	20.5%	21.9%	41.8%		22.7%
Operating income ( expense )	(272.3)	(154.1)	(262.8)	(13.5)	—	(702.7)
Operating profit before financial income (expense)	502.1	91.6	97.0	22.7	—	713.4
Financial income (expense), net					(96.4)	(96.4)
Foreign exchange gain (loss), net					(14.6)	(14.6)
Profit before taxes on income						602.4
Income tax expense					(256.4)	(256.4)

Net income						346.0

•	Revenue by geographic area – year ended December 31,2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,089.4	26.4	632.2	59.7	1,807.7
Europe	916.4	166.9	290.6	—	1,373.9
Asia Pacific	546.3	71.0	336.6	—	953.9
Latin America, except Brazil	457.9	16.3	6.3	—	480.5
Brazil	103.5	848.5	357.7	26.9	1,336.6
Other	193.5	67.8	21.1	—	282.4

Total	3,307.0	1,196.9	1,644.5	86.6	6,235.0

•	Assets by operating segment - year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	142.0	384.8	33.0	18.9	—	578.7
Property, plant and equipment	885.5	353.4	718.5	35.9	—	1,993.3
Intangible assets	218.2	0.8	731.4	80.5	78.2	1,109.1

Total	1,245.7	739.0	1,482.9	135.3	78.2	3,681.1

•	Assets by geographic area - year ended December 31, 2013:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	62.6	341.1	7.4	167.6	578.7
Property, plant and equipment	335.6	732.1	58.2	867.4	1,993.3
Intangible assets	10.9	4.1	0.2	1,093.9	1,109.1

Total	409.1	1,077.3	65.8	2,128.9	3,681.1

•	Statement of income data by operating segment – year ended December 31, 2012 (Restated):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,755.4	1,045.2	1,292.0	74.4	—	6,167.0
Cost of sales and services	(2,809.3)	(785.5)	(1,035.8)	(46.0)	—	(4,676.6)
Gross profit	946.1	259.7	256.2	28.4	—	1,490.4
Gross profit %	25.2%	24.8%	19.8%	38.2%		24.2%
Operating income ( expense )	(507.7)	(144.9)	(216.7)	(9.2)	—	(878.5)
Operating profit before financial income (expense)	438.4	114.8	39.5	19.2	—	611.9
Financial income (expense), net					(6.8)	(6.8)
Foreign exchange gain (loss), net					8.7	8.7
Profit before taxes on income						613.8
Income tax expense					(265.2)	(265.2)

Net income						348.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Revenue by geographic area – year ended December 31,2012 (Restated):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	875.3	20.0	505.9	47.4	1,448.6
Europe	1,510.8	178.4	254.6	—	1,943.8
Asia Pacific	920.8	79.5	327.4	—	1,327.7
Latin America, except Brazil	144.6	21.7	43.3	0.4	210.0
Brazil	46.0	648.5	136.8	26.6	857.9
Other	257.9	97.1	24.0	—	379.0

Total	3,755.4	1,045.2	1,292.0	74.4	6,167.0

•	Assets by operating segment - year ended December 31, 2012 (Restated):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	107.2	376.0	40.7	11.6	—	535.5
Property, plant and equipment	928.7	110.3	691.1	8.3	—	1,738.4
Intangible assets	211.9	0.6	674.0	9.9	62.4	958.8

Total	1,247.8	486.9	1,405.8	29.8	62.4	3,232.7

•	Assets by geographic area - year ended December 31, 2012 (Restated):

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	53.4	263.0	5.2	213.9	535.5
Property, plant and equipment	283.8	710.1	54.3	690.2	1,738.4
Intangible assets	9.8	3.5	0.2	945.3	958.8

Total	347.0	976.6	59.7	1,849.4	3,232.7

•	Statement of income data by operating segment–year ended December 31, 2011 (Restated):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,751.2	839.9	1,118.8	81.0	—	5,790.9
Cost of sales and services	(2,921.8)	(636.8)	(888.8)	(40.7)	—	(4,488.1)
Gross profit	829.4	203.1	230.0	40.3	—	1,302.8
Gross profit %	22.1%	24.2%	20.6%	49.8%		22.5%
Operating income ( expense )	(672.3)	(121.1)	(174.8)	(16.4)	—	(984.6)
Operating profit before financial income (expense)	157.1	82.0	55.2	23.9	—	318.2
Financial income (expense), net					(90.5)	(90.5)
Foreign exchange gain (loss), net					20.1	20.1
Profit before taxes on income						247.8
Income tax expense					(127.4)	(127.4)

Net income						120.4

•	Revenue by geographic area – year ended December 31,2011 (Restated):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	739.1	27.6	360.8	55.5	1,183.0
Europe	1,013.8	175.9	281.1	—	1,470.8
Asia Pacific	1,041.5	145.2	155.0	—	1,341.7
Latin America, except Brazil	540.3	15.6	83.9	—	639.8
Brazil	294.9	446.2	210.5	25.5	977.1
Other	121.6	29.4	27.5	—	178.5

Total	3,751.2	839.9	1,118.8	81.0	5,790.9

40.	Insurance cover

The Company contracts different types of insurance policies to protect assets in the event of any accident which may cause significant damage. Policies are also contracted to the risks subject to compulsory insurance, either legally or contractually.

The Company and its subsidiaries have liability insurance for its operations in Brazil and abroad, with toppings and conditions that management considers these appropriate to the risks involved.

To cover material damage for the assets and loss of earnings of its operations in Brazil and abroad, the Company has ensured an amount of USD 6.3 billion.