Form 20-F
period 2014-12-31
EMBRAER S.A.
filed 2015-03-27
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Eduardo Couto

Head of Investor Relations

(55) 12 3927 4404

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014:

734,970,460 common shares, without par value

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

Large Accelerated Filer  ☒                 Accelerated Filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

Part I

i

Part II

Part III

		Page
ITEM 17.	FINANCIAL STATEMENTS	132
ITEM 18.	FINANCIAL STATEMENTS	132
ITEM 19.	EXHIBITS	132

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. and its consolidated subsidiaries. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 are included in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

After analyzing our operations and businesses with regard to the applicability of International Accounting Standards, or IAS, 21 – “The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that our functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (1) the currency that most influences sales prices of goods and services; (2) the currency of the country whose competitive forces and regulations most determine the sale prices of our goods and services; (3) the currency that most influences labor, materials and other costs of providing goods and services; (4) the currency in which the funds for financial operations are largely obtained; and (5) the currency in which revenue from operations is usually accumulated. Items included in the financial statements of each of our subsidiaries are measured using the currency of the primary economic environment in which such subsidiary operates. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency.

In our 2014, 2013 and 2012 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

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

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jet” refers to narrow body jet aircraft with 30-60 passenger seats;

•	the term “mid-capacity jet” refers to jet aircraft with 70-130 passenger seats—all of our regional and mid-capacity jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets and mid-capacity jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “mid-light” refers to executive jets that usually carry up to nine passengers and can cover distances ranging from 1,700 to 3,000 nautical miles;

•	the term “midsize” refers to executive jets that usually carry up to 12 passengers and can cover distances ranging from 3,000 to 3,300 nautical miles;

•	the term “large” refers to executive jets that usually carry up to 19 passengers and can cover distances ranging from 3,900 to 5,600 nautical miles;

•	the term “ultra-large jet” refers to executive jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers; and

•	the term “executive jets,” as it applies to Embraer, refers to our aircraft sold to companies, including fractional ownership companies, charter companies, air-taxi companies and high net-worth individuals.

We calculate our backlog as the sum of the contract values of all firm orders (i) for aircraft that has not yet been delivered and (ii) for services and technologies contracted and not yet performed. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered part of our backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•	continued successful development and marketing of the EMBRAER 170/190 jet family, including the development of the new EMBRAER 170/190 generation, the E2, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 650, Legacy 600, Legacy 450 and Legacy 500) and our defense and security aircraft and services;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-130 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors, such as those set forth under “Item 3D. Key Information—Risk Factors.”

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

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected Financial Data and Other Data

The following table presents our selected financial data which has been derived from our consolidated audited financial statements prepared in accordance with IFRS as issued by the IASB and other data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The selected financial data for the years ended December 31, 2014, 2013 and 2012 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The selected financial data for the years ended December 31, 2011 and 2010 was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report. For information on our segment results, see Note 39 to our audited consolidated financial statements for the year ended December 31, 2014.

Selected Financial Data

	Year ended December 31,
Consolidated Statements of Income Data	2014	2013	2012	2011	2010
	(in US$ millions)
Revenue	6,288.8	6,235.0	6,167.0	5,790.9	5,364.1
Cost of sales and services	(5,038.3)	(4,818.9)	(4,676.6)	(4,488.1)	(4,338.1)

Gross profit	1,250.5	1,416.1	1,490.4	1,302.8	1,026.0
Operating income (expense)
Administrative	(207.5)	(210.5)	(279.2)	(261.3)	(197.5)
Selling	(419.9)	(454.4)	(480.4)	(418.6)	(374.1)
Research	(47.1)	(74.7)	(77.3)	(85.3)	(72.1)
Other operating (expense) income, net	(32.6)	36.9	(42.8)	(219.7)	9.4
Equity in losses of associates	(0.1)	—	1.2	0.3	—

Operating profit before financial income (expense)	543.3	713.4	611.9	318.2	391.7
Financial income (expense), net	(24.5)	(96.4)	(6.8)	(90.5)	17.5
Foreign exchange gain (loss), net	(14.9)	(14.6)	8.7	20.1	(1.1)

Profit before taxes on income	503.9	602.4	613.8	247.8	408.1
Income tax (expense) benefit	(156.2)	(256.4)	(265.2)	(127.4)	(62.7)

Net income	347.7	346.0	348.6	120.4	345.4

Attributable to:
Owners of Embraer	334.7	342.0	347.8	111.6	330.2
Noncontrolling interest	13.0	4.0	0.8	8.8	15.2

	Year ended December 31,
Earnings per Share – Basic	2014	2013	2012	2011	2010
	(in US$, except for share data)
Net income attributable to owners of Embraer	334.7	342.0	347.8	111.6	330.2
Weighted average number of shares (in thousands)	733,677	729,001	725,023	723,667	723,665
Basic earnings per share – U.S. dollars	0.4562	0.4691	0.4797	0.1542	0.4563

	Year ended December 31,
Earnings per Share – Diluted	2014	2013	2012	2011	2010
	(in US$, except for share data)
Net income attributable to owners of Embraer	334.7	342.0	347.8	111.6	330.2
Weighted average number of shares (in thousands) – diluted	733,677	729,001	725,023	723,667	723,665
Dilution for the issuance of stock options (in thousands)(1)	3.766	4.795	2.708	1.18	354
Weighted average number of shares (in thousands)	737,463	733,796	727,731	724,847	724,019
Diluted earnings per share	0.4538	0.4661	0.4780	0.1540	0.4562

	At December 31,
Consolidated Statement of Financial Position Data	2014	2013	2012	2011	2010
	(in US$ millions)
Cash and cash equivalents	1,713.0	1,683.7	1,797.0	1,347.8	1,393.1
Financial investments	710.6	939.9	578.2	753.6	733.5
Other current assets	3,387.1	3,144.2	2,983.5	3,062.5	2,856.2
Property, plant and equipment	2,025.8	1,993.3	1,738.4	1,450.4	1,201.0
Intangible assets	1,260.9	1,109.1	958.8	808.3	716.3
Other long-term assets	1,313.6	1,272.3	1,425.0	1,426.1	1,490.9

Total assets	10,411.0	10,142.5	9,480.9	8,848.7	8,391.0

Short-term loans and financing	89.7	79.3	336.3	251.8	72.6
Other current payables	2,463.2	2,813.4	2,452.4	2,586.6	2,316.1
Long-term loans and financing	2,418.4	2,115.0	1,730.2	1,406.3	1,362.2
Other long-term liabilities	1,574.9	1,502.6	1,611.7	1,486.2	1,508.6
Company shareholders’ equity	3,764.8	3,533.3	3,258.3	3,007.3	3,028.4
Noncontrolling interest	100.0	98.9	92.0	110.5	103.1

Total shareholders’ equity	3,864.8	3,632.2	3,350.3	3,117.8	3,131.5

Total liabilities and shareholders’ equity	10,411.0	10,142.5	9,480.9	8,848.7	8,391.0

	Year ended December 31,
Other Consolidated Financial Data	2014	2013	2012	2011	2010
	(in US$ millions)
Net cash generated by operating activities	482.3	564.6	693.0	480.1	873.8
Net cash used in investing activities	(671.5)	(764.0)	(617.3)	(602.0)	(288.3)
Net cash generated by (used in) financing activities	333.3	192.5	422.3	96.4	(802.2)
Depreciation and amortization	286.3	290.6	278.8	238.8	219.2

(1)	Refers to the effect of potentially dilutive shares.

Other Data

	At and for the year ended December 31,
Other Data:	2014		2013		2012		2011		2010
Aircraft delivered during period:
To the Commercial Aviation Market
ERJ 145		—		—		—		2		6
EMBRAER 170		1		4		1		1		9/2	(1)
EMBRAER 175		62		24		20		10		8
EMBRAER 190		19		45		62		68		58
EMBRAER 195		10		17		23		24		17
To the Defense & Security Market
Legacy 600		—		—		—		—		1
Phenom 100		—		—		—		—		—
EMB 135		—		—		—		—		1
EMBRAER 170		—		—		—		—		—
EMBRAER 190		—		—		—		—		—
EMB 145 AEW&C/RS/MP(2)		—		—		2		—		—
EMB 312 Tucano/AL-X/ Super Tucano(2)		7		6		14		—		—
To the Executive Jets Market
Legacy 600/650		18		23		19		13		10
Legacy 500		3		—		—		—		—
EMBRAER 145/170/190 Shuttle		—		2		1		—		3
Phenom 100		19		30		29		41		100
Phenom 300		73		60		48		42		26
Lineage 1000		3		4		2		3		5
To the General Aviation Market
Light Propeller Aircraft		38		60		62		54		40

Total delivered		253		275		283		258		286

Aircraft in backlog at the end of period:
In the Commercial Aviation Market
ERJ 145		—		—		—		—		2
EMBRAER 170		5		1		10		6		10
EMBRAER 175		172		188		35		46		40
EMBRAER 190		65		73		109		162		157
EMBRAER 195		7		17		31		35		41
EMBRAER 175 – E2		100		100		—		—		—
EMBRAER 190 – E2		60		25		—		—		—
EMBRAER 195 – E2		50		25		—		—		—
In the Defense & Security Market
EMB 145 AEW&C/RS/MP		1		1		1		3		3
EMB 312 Tucano/EMB 314/EP Super Tucano		8		12		18		24		16
LAS		17		20
E99		5		5
KC-390		28		—		—		—		—
VU-Y		6		—		—		—		—
EMB 135		—		—		—		—		—
Legacy 600/Phenom 100		—		—		—		—		—
EMBRAER 170/ EMBRAER 190		—		—		—		—		—
In the Executive Jets Market
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		168		208		272		421		551
In the General Aviation Market
Light Propeller Aircraft		—		—		—		—		—

Total backlog (in aircraft)		692		675		476		697		820

Total backlog (in millions)	US$	20,920.2	US$	18,205.5	US$	12,462.2	US$	15,441.2	US$	15,543.2

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Recorded for under the percentage of completion method.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

Since 1999, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average (1)	Period-end
2010	1.6554	1.8811	1.7601	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3547	2.6562

	Exchange Rate of Reais to US$1.00
Month/period ended	Low	High	Average (2)	Period-end
October 31, 2014	2.391	2.534	2.448	2.444
November 30, 2014	2.484	2.614	2.548	2.560
December 31, 2014	2.561	2.74	2.639	2.656
January 31, 2015	2.575	2.711	2.634	2.662
February 28, 2015	2.869	2.881	2.816	2.878

Source:	Central Bank.
(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

Risks Relating to Embraer

A downturn in the commercial and executive aviation markets may reduce our sales and revenue, and, consequently, our profitability.

We expect that a substantial portion of our sales will be derived from sales of commercial aircraft and executive jets. Historically, these markets have been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions.

Economic downturns in our industry may reduce air travel demand and corporate and personal spending, which may negatively impact our Commercial Aviation and Executive Jets segments. Downturns may also lead to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned segments. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the above events would have not only on the air transport industry as a whole and on our business in particular.

We depend on key customers.

In the Commercial Aviation segment, as of December 31, 2014, 78% of our firm orders in backlog for the EMBRAER 170/190 jet family were from the airlines Skywest, American, United, Republic, JetBlue and Azul, and the leasing companies ILFC and Aldus. We believe that we will continue to depend on a select number of key customers, the loss of any one of which would reduce our sales and our market share. Fewer sales would reduce our profitability.

Progressively, the commercial airline industry is seeking to reduce costs and increase efficiency, and is experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that such consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of aircraft purchases.

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can have a materially adverse effect on our results of operations and financial position. . For more information, see “Item 5E – Off-Balance Sheet Agreements.”

In addition, delays in payment cycles by significant customers can negatively affect our cash position and working capital, as occurred for example in the last quarter of 2014.

In our Defense & Security segment, the Brazilian Federal Government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian federal government accounted for more than 68.9% of segment revenue for the year ended December 31, 2014. A decrease in defense investments by the Brazilian federal government due to budgetary constraints or other factors that are out of our control could decrease our Defense & Security revenue. We cannot assure that the Brazilian federal government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

We depend on key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. More than -80% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft, such as wings, tail, fuselage, engines, hydraulic components, avionics and interior. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, such as the engine, which cannot be substituted by another manufacturer without significant delays and expense. This dependence of ours on these key suppliers makes us susceptible to the risks of performance, product quality and financial condition of these risk-sharing partners.

We cannot assure you that we will not experience significant delays in obtaining key equipment in our manufacturing process in the future. Although we work closely with, and monitor the production process of, our risk-sharing partners and major suppliers, the failure of our risk-sharing partners and other major suppliers to meet our performance specifications, quality standards or delivery schedules or to comply with regulatory requirements (including export control requirements) could affect our ability to deliver new aircraft to customers in a timely manner. In addition, a large amount of the equipment employed by the aircraft industry is subject to export control regulations and, as such, deliveries are dependent on suppliers having secured the applicable export licenses.

Our aircraft sales are subject to cancellation provisions that may reduce our revenues, profitability, backlog and cash flow.

A portion of our aircraft firm orders is subject to significant contingencies before delivery. Prior to delivery, some of our purchase contracts may be terminated, or all or a portion of a particular firm order may be canceled, for different reasons, including (i) extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements, (ii) the failure of a customer to honor its aircraft purchases or (iii) production rate shortfalls.

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2014, we had revenue of US$14.5 million related to contractual penalties paid by customers due to contract cancellations, compared to contractual penalty revenues of US$40.8 million in 2013 and US$41.7 million in 2012. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.

For certain aircraft sales we guarantee the financial performance of a portion of the financing for, and the residual value of, some of our aircraft that have already been delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are collateralized by the financed aircraft.

Residual value guarantees typically ensure that, at the exercise date (between 6 and 18 years after the aircraft delivery date), the relevant aircraft will have a residual market value equal to a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 17% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to the cap.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$687.7 million (or, subtracting provisions and liabilities already recorded in the amount of US$156.2 million as reflected in Note 25 to our audited consolidated financial statements, US$531.5 million) under these guarantees as of December 31, 2014. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 36 to our audited consolidated financial statements and “Item 5E – Off Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2014, we accepted five aircraft, with a total invoiced value of US$43.9 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 12 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that are at market price of the aircraft, which would result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2014, 2013 and 2012, we made provisions of US$238.0 million, US$293.5 million and US$584.4 million, respectively, related to exposure from financial guarantees and residual value guarantees.

Any unexpected decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to such guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

Any decrease in Brazilian federal government-sponsored customer financing, or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.

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

From 2004 through 2014, approximately 22% of our Commercial Aviation deliveries was subject to official export credits support by the BNDES and the Export Guarantee Fund (Fundo de Garantia à Exportação), or FGE, a special fund linked to the Ministry of Finance and managed by the BNDES to foster exports. In 2013 and 2014, approximately 43% and 47%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian ECA Program. We cannot ensure that the Brazilian federal government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

Our products require a high level of research, development and production expenditures. Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion through 2020. Our investment in the Legacy 450/500 executive jets is estimated at US$750.0 million and is expected to be invested through 2015, in property, plant and equipment and development for the Legacy 450/500 programs, which we launched in April 2008. The first Legacy 500 executive jet was delivered in October 2014, and the Legacy 450 is expected to enter into service in 2015. We cannot assure you that our products will be accepted by our customers and the market, and if any of our new products does not meet customer expectations or market demand, our business would be materially and adversely affected. In addition, as we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. Finally, cost overruns and delays in the development and delivery of new products would materially and adversely affect us.

We have in the past and may pursue strategic growth opportunities, including joint ventures, acquisitions or other transactions, to expand our business or enhance our products and technology. We may face a number of challenges, including difficulties in identifying appropriate candidates, assimilating their operations and personnel and maintaining internal standards and controls, as well as the diversion of our management’s focus from our ongoing business. We cannot assure you that we will be able to meet these challenges or that our business will not face disruptions.

We may suffer from a lack of qualified personnel.

From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition reoccurs, we may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would negatively affect us.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$873.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 Legacy 450/500 jet families and the E2 jet family through December 31, 2014. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent we had failed to fulfill certain agreed-upon milestones. The full amount of these cash contributions were nonrefundable during 2014, as we had met all the required milestones.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect us.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with Boeing, Airbus and Bombardier, all large international companies, we are one of the leading manufacturers of commercial aircraft in the world. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure you that we will be able to maintain our current market share. Our ability to maintain our market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued enhancement of our products’ technology and performance. In addition, tariff and other entry barriers may hinder our growth in certain markets. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are also developing mid-capacity jets and already have firm orders in backlog.

As a relatively new entrant to the business jet market, we face significant competition from companies with longer operating histories and established reputations in this industry. Some of our competitors in the business jet market have a longer track record and a more established customer base and, as a result, may reach the market with their products before we do and may frustrate our efforts to gain greater market share. In addition, the level of pre-owned aircraft for sale continues to pressure new aircraft demand in this segment and may impact the value of the used aircraft we own in our portfolio. We cannot assure you that we will continue to increase our market share in the business jet market segment, or that we will not experience a reduction in our current market share in this segment.

Intellectual property violations may negatively affect us.

We rely upon patent, copyright, trademark and trade secret laws, and agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. Despite these efforts to protect our intellectual property rights, any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented. In addition, although we believe that we lawfully comply with the intellectual property rights granted to others, we may be accused of infringement on occasion and could have claims asserted against it in the future. These claims could harm our reputation, lead to fines and penalties and prevent us from offering certain products or services. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, hurt our reputation or require us to enter into licensing arrangements. We may not be able to enter into these licensing arrangements on acceptable terms. If a claim of infringement were successful against us, an injunction might be ordered against us, causing further damages.

We are subject to environmental, health and safety risks.

Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which we operate, governing, among other things: product performance or content; energy use and greenhouse gas emission; air; water and noise pollution; the use, storage, transportation, labeling and disposal or release of hazardous substances, human health risks arising from the exposure to hazardous or toxic materials; and the remediation of soil and groundwater contamination on or under our properties (whether or not caused by us), or on or under other properties and caused by our current or past operations. Environmental regulatory requirements, or enforcements thereof, may become more stringent and we way incur additional costs to be compliant with such future requirements or enforcements.

Investigations by U.S. government authorities under the Foreign Corrupt Practices Act and related inquiries may result in substantial fines and other adverse effects.

In September 2010, we received a subpoena from the Securities and Exchange Commission, or SEC, and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. We retained outside counsel to conduct an internal investigation, have cooperated with the SEC and the DOJ, and have voluntarily expanded our investigations. The U.S. government inquiries, related inquiries and developments in other countries, and our own internal investigations are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement we enter into to settle the same, may result in substantial fines and other sanctions and adverse consequences. See “Item 8A – Consolidated Statements and other Financial Information – Legal Proceedings.”

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional and mid-capacity jets in the U.S. market.

A key limiting factor in demand for regional and mid-capacity jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional and mid-capacity jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the weight of aircraft and number of 76 seat commercial aircraft in an airline’s fleet operated by regional carriers. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 76 seat jet category may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional and mid-capacity jets not to exercise those options. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

The supply of pilots to the airline industry may be limited.

New FAA regulations may reduce the supply of qualified pilot candidates eligible for hiring by the airline industry. A first officer in domestic operations must now hold an airline transport pilot certificate and an airplane type rating for the aircraft to be flown. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to this legislation, there may be a growing scarcity of new entrant pilots who meet the new experience qualifications, impacting mainly regional carriers as they are the normal entry airlines for new pilots, and the majors are expected to hire many of their experienced pilots. Any further inability to recruit, train and retain qualified pilots may materially impact our customers’ operations.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the Agência Nacional de Aviação Civil – ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the U.S. Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the use of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of such laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

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

Any accidents or catastrophic events involving our aircraft could adversely affect us.

We believe that our reputation and the safety record of our aircraft are important selling points for our products. However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill. The occurrence of one or more accidents or catastrophic events involving one of our aircraft could adversely affect our reputation and future sales, as well as the market price of our common shares and the ADSs.

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	monetary policies;

•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990);

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies;

•	energy and water shortages and rationing; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares.

Brazil experienced extremely high rates of inflation during the decade of the 1980s and in the early part of the 1990s. Since 1994, Brazil’s inflation has been under control. More recently, Brazil’s annual rate of inflation was 5.9%, 6.5%,5.8%, 5.9% and 6.5%, from 2010 through 2014, respectively, as measured by the Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index), or IPCA. Although inflation rates in Brazil are under control to a certain extent, there continues to be some inflationary pressure as a result of the strong expansion of the Brazilian economy in recent years. Among the effects of such inflationary pressure, labor costs have risen. More recently, the Brazilian government has taken certain fiscal actions in order to keep inflation under control. Contracts in our Commercial Aviation and Executive Jets segment are adjusted for U.S. inflation, and contracts in our Defense & Security segment are adjusted for Brazilian inflation, among other factors.

Future Brazilian federal government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix value of the real may trigger increases in inflation. If Brazil experiences high inflation again, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Exchange rate instability may adversely affect us.

The real has historically and in the recent past been very volatile when compared to other currencies, principally the U.S. dollar. It was valued at R$1.63 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 43.6% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.666 per US$1.00 at the end of 2010. In 2011, the real depreciated against the U.S. dollar, reaching R$1.875 per US$1.00 at the end of 2011. In 2012 and 2013, the real depreciated against the U.S. dollar, reaching R$2.34 per US$1.00 as of December 31, 2013 and R$2.66 per US$1.00 on December 31, 2014. There can be no assurance that the real would not depreciate or appreciate further against the U.S. dollar, notwithstanding Brazilian government’s efforts to keep the exchange rate at current levels. See Item 3A—Exchange Rates and Item 11—Foreign Exchange Risk.

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

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us:

•	Approximately 25% of our total costs are incurred and denominated in reais.

•	Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (principally property, plant and equipment and intangible assets). Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2014, the deferred income tax expense would have been higher or lower by approximately US$124.5 million.

•	Appreciation of the real against the U.S. dollar or other currencies increase the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

•	Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

We may, as a result, be materially and adversely affected by exchange rate variations.

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

The Brazilian federal government has veto power over the change in our corporate control, and of our name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs, and its interests could conflict with the interests of the holders of our common shares and ADSs.

The Brazilian federal government holds one share of a special class of our common stock called a “golden share,” which carries veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs (whether or not the Brazilian federal government participates in such programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian federal government. The Brazilian federal government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot assure you that we will be able to obtain approvals from the Brazilian federal government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required.

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

Our bylaws contain provisions that limit the voting rights of certain shareholders, including non-Brazilian shareholders.

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

In 2013, we launched Embraer Systems to apply Embraer’s excellence in sophisticated technologies to new, capital-intensive and complex industries in which efficiency, reliability and security are critical. It is part of the company’s diversification strategy, which has progressed in recent years as a way to enhance growth. Highlights of Embraer Systems include (1) vast experience in developing and integrating systems, latest-generation technologies, and application of innovation, (2) experience with technological management processes on a global scale, and (3) standard of excellence inherent to the aeronautics and defense industry.

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

In December 2012, we and Boeing announced the Runway Situation Awareness Tools project, which will provide a shared set of tools to customers of both companies and reduce runway excursions. This project strengthens the collaboration between two of the world’s largest aerospace companies.

In June 2013, we announced a partnership with Boeing to market and sell the KC-390 medium-airlift aircraft. Under the agreement, Boeing is the lead for KC-390 sales, support and training opportunities in the U.S., United Kingdom and select Middle Eastern markets. Embraer will manufacture the aircraft and collaborate on sales, support and training.

Saab

In July 2014, Embraer Defense & Security and Saab entered into a memorandum of understanding to partner in a joint program management for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil´s next generation fighter jet. Under this agreement, we will perform a leading role in the overall program performance as well as undertake an extensive share of work in the production and delivery of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force.

In October 2014, Embraer and Saab signed the agreement covering the fundamental concepts of operations between the companies. The entire agreement is presently anticipated to be executed on or before March 31, 2015.

Embraer Defense & Security Subsidiaries and Joint Ventures

HEAI

In December 2002, we formed HEAI, a joint venture company with Harbin Aviation Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for assembly, sales and after-sales support of the ERJ 145 regional jet family. We own 51% of the equity of HEAI. We have granted HEAI a license for the exclusive rights to produce, sell and provide after-sales support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the joint venture. Our joint venture partners have contributed the land use rights in Harbin, China, and contributed US$10.8 million in cash and facilities to the joint venture. The roll-out of the first ERJ 145 manufactured by the joint venture occurred in December 2003, and the joint venture entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. In October 2007, the 1,000th jet of the ERJ 145 family was delivered by Harbin Embraer Aircraft Industry Co. Ltd.

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, using the infrastructure, financial resources and workforce of HEAI. This industrial cooperation program will focus on the production of the Legacy 600/650 family in China, which is to replace the discontinued ERJ 145 family, and aims to serve the demand of the Chinese executive aviation market. During 2014, we delivered two Legacy 650 manufactured at HEAI, the first in January and the second in June.

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

Bradar

In May 2011, we executed a US$25.7 million agreement to purchase a 90% stake in the capital stock of the radar business of OrbiSat da Amazônia Indústria e Aerolevantamento S.A., a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. In late 2013, the company announced the adoption of the new brand “Bradar” and the names Bradar Indústria S.A. and Bradar Aerolevantamento Ltda.

During 2014, Bradar entered into several contracts in the radar and remote sensing segment, including the supply of the M-60 radar for the Brazilian Navy, the continuity of M-200 radar development and the provision of GBAD (Ground Based Air Defense) Operation Center, both related to the Brazilian Army.

Atech

In April 2011, we announced the acquisition of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, air defense and air traffic control. Since 2013, Embraer Defense & Security is the only shareholder of Atech.

In 2014, Atech was contracted by the Airport Authority of India to install the Skyflow System, a database that integrates information from airlines, airports and regulatory agencies, among others, with weather data important to air traffic control.

Harpia

In September 2011, Embraer’s Defense & Security and AEL Sistemas S.A., or AEL, a subsidiary of the Israeli company Elbit Systems Ltd. created a new company, Harpia Sistemas S.A., or Harpia, to focus on the unmanned aerial systems market. In February, 2013, Embraer Defense & Security and AEL announced the acquisition by Avibras Air and Naval Division, Inc., or Avibras, of shares of Harpia to jointly develop the market for unmanned aircraft systems in Brazil. As a result, Avibras holds a 9% stake of the company, whereas AEL holds 40%. Embraer Defense & Security remains the majority shareholder with 51%. Harpia’s main scope involves marketing, development, systems integration, manufacture, sales, and after-sale support for unmanned aerial systems, as well as simulators and the modernization of avionics systems.

Visiona Tecnologia Espacial S.A.

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, announced the signing of a memorandum of understanding for the purpose of forming Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%.

Through this joint venture between Embraer and Telebras, Visiona is the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), with responsibility for the system integration. This is a key step for Embraer’s entry into the satellite integration business.

Visiona’s headquarters is located in the Technological Park of the city of São José dos Campos, São Paulo, Brazil, where a Space Technology Development Center is being established, which will integrate Brazil’s most relevant aerospace educational and research organizations, and accelerate the capabilities of the Brazilian space industry.

In November 2013, Visiona was selected by Telebras to be the integrator of the SGDC system that, once delivered, will be operated by Telebras and the Brazilian Ministry of Defense.

In December 2013, Visiona signed a contract with Thales Alenia Space France and Arianespace, which have agreed to furnish a satellite and to launch it, respectively.

In December 2014, the Critical Design Review (Satellite, Payload, Antennas and the Ground Segment Systems) was performed. The maturity of the project was evaluated and approved by representatives of Telebras and the Ministry of Defense of Brazil. All contractual events up to December 2014 have been met as well as the program schedule.

Savis Tecnologia e Sistemas S.A.

In November 2012, the Brazilian Army signed a contract for the implementation of Phase I of the SISFRON program (Sistema Integrado de Monitoramento de Fronteiras) with the Tepro consortium, composed of two companies, Savis Tecnologia e Sistemas S.A. and Bradar Aerolevantamento, both of which are controlled by Embraer Defense & Security. SISFRON is the Integrated Border Surveillance System that the Brazilian Army is developing on the Western borders of Brazil.

SISFRON’s Phase I includes the surveillance and protection of approximately 650 kilometers of Brazilian borders, covering the borders between the Brazilian State of Mato Grosso do Sul and Paraguay and Bolivia. The full scope of SISFRON’s surveillance capabilities will consist of 16,886 kilometers of borders that divide 11 Brazilian states, encompassing 27% of the nation’s territory, and 10 neighboring countries.

In May 2013, the Tepro consortium concluded its selection of the primary suppliers of the electromagnetic signal sensor, tactical communications, optronics, and infrastructure systems. In June 2013, it concluded the selection of the main suppliers for all subsystems of SISFRON’s first phase.

In April 2014, the Tepro consortium concluded the establishment of the Military Operations Center in the city of Campo Grande, in the State of Mato Grosso do Sul.

In November 2014, the Brazilian Army celebrated the official inauguration of SISFRON operations. The progress of the work advances according to the schedule and the contract signed with the Brazilian army.

Two important milestones were reached in December 2014. SISFRON achieved FAT (Field Acceptance Test) approval of the first SENTIR M20 radar unit and successfully implemented the first strategic network communications.

Capital Expenditures (Property, Plant and Equipment and Development)

Commercial Aircraft and Executive Jets

In our Commercial Aviation and Executive Jets segments, we include our investments in both development and property, plant and equipment as part of our capital expenditures.

As part of our transition to IFRS, in 2010 we have started to capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize such assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate such assets in the form of charges to cost of sales and services on our statements of income. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.” Development costs in the Commercial Aviation and Executive Jets segments are capitalized from the board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets segments. Development expenditures totaled US$230.0 million in 2014, US$230.6 million in 2013, US$209.3 million in 2012 and US$121.3 million in 2011, net of used cash contributions from risk-sharing partners, which totaled US$185.4 million in 2014, US$51.8 million in 2013, US$1.0 million in 2012, and US$85.8 million in 2011. Development expenditures for 2014 remained stable in comparison to 2013, mainly due to consistent expenditures related to the Legacy 450 and E-Jets E2 programs. Development expenditures for 2013 remained stable in comparison to 2012, mainly due to consistent expenditures related to Executive Jets programs.

The increase in contribution from risk-sharing partners in 2014 relative to 2013 was mainly due to the development of the E2 E-Jets programs. The increase in cash contributions from risk-sharing partners in 2013 relative to 2012 is mainly due to the E-Jets E2 family, which commenced development in 2013. The significant decrease in cash contributions from risk-sharing partners in 2012 relative to 2011 is mainly due to the lack of contractual milestones that were set to take place in 2012. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion through 2020. Our investment in the Legacy 450/500 executive jets is estimated at US$750.0 million and is expected to be invested through 2015, in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The first Legacy 500 executive jet was delivered in October 2014, and the Legacy 450 is expected to enter into service in 2015.

Our total disbursements in capital expenditures related to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) were US$227.5 million in 2014, US$294.3 million in 2013 and US$207.9 million in 2012. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2015, we expect to invest approximately US$650.0 million in capital expenditures for research, product development and property, plant and equipment. Of this amount, approximately US$350.0 million will be invested in our research and product development activities, exclusive of contributions of risk-sharing partners, and US$300.0 million will be invested in property, plant and equipment. The US$300.0 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, and (2) E-Jets E2 family.

We expect to invest approximately 80% of our budgeted US$650.0 million capital expenditures for 2015 in Brazil, most of which will be invested in research and development activities. The remaining 20% of our capital expenditures will be invested abroad in the maintenance and improvements of our existing facilities.

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

Defense & Security

We incur few development expenditures for defense and security programs, as those are primarily funded by the Brazilian federal government and other government customers under long-term development contracts, which are recorded as revenues and costs on a percentage of completion basis to the extent the customer pays for the development.

4C.	Business Overview

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity jets) in the world, based on 2014 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. Our Commercial Aviation business, including aviation-related services, accounted for 50.3% of our revenue in 2014. We are the leading supplier of defense aircraft to the Brazilian Air Force, based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia, the United States and Latin America. Our Defense & Security business, including aviation related services, accounted for 23.2% of our revenue in 2014. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our Executive Jets business, including aviation related services, accounted for 25.3% of our revenue in 2014. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. Other related businesses accounted for 1.2% of our revenue in 2014. For the year ended December 31, 2014, we generated revenue of US$6,288.8 million, of which approximately 68.1 % was U.S. dollar-denominated. At December 31, 2014, we had a total firm order backlog of US$20.9 billion, which included 459 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft sold, we are a leading manufacturer of jets of up to 130 seats, with a strong global customer base. Around 90 airlines from over 60 countries are flying our commercial jet aircraft on the five continents. Our customers include some of the largest and most significant network, regional and low cost carriers in the world.

Aircraft Design; Commonality; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our sales price. These similarities also reduce the development time of our aircraft.

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

Funded Development of Defense Products. Historically, development expenditures related to defense aircraft have been funded in large part by certain of our customers, which in this business segment include the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial aviation segment as a solution for certain defense products. We also sell to other military forces the proven defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2014, engineers comprised 29.6% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to continuing to market our jets of up to 130 seats (ERJ 145 family and the E-Jets family). As of December 31, 2014, we had approximately 680 units of the ERJ 145 jet family and over 1,000 units of the EMBRAER 170/190 jet family active in service. We believe that market opportunities exist for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will have opportunities with mainline and low-cost airlines that are right sizing their fleets to adjust capacity for low to mid-density markets. As of December 31, 2014, we were leaders in the segment of jets of up to 130 seats in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 130 seats to our customers.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all executive jet categories, from the entry-level to the ultra large. We have developed the Legacy 600, a super mid-size jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, and the Lineage 1000, an ultra large jet, and are developing the Legacy 450 in the mid-light category. In addition, in 2010 we made the first delivery of the Legacy 650, a large executive jet, and in 2014 we delivered the first Legacy 500, a mid-size jet. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

Continue to Pursue Market Niche Opportunities in the Defense and Security Market. We currently offer products for transportation, training, light attack, intelligence, surveillance and reconnaissance. Since our products offer multi-mission capabilities at a competitive price and are designed to be operated in any environment at low operating costs, we believe our products meet the needs of governments in countering global threats, such as terrorism, drug dealing and weapon smuggling.

Continued Focus on Customer Satisfaction and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our Executive Jets business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts and other related services. This is evidenced, for example, by the expansion of our customer support and services bases.

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 50.3% of our revenue for the year ended December 31, 2014.

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

ERJ 145 Regional Jet Family

The ERJ 145 is a twin jet-powered regional aircraft accommodating up to 50 passengers. This jet was developed in response to the increasing demand from the regional airline industry for an aircraft that offered more speed and comfort than a turboprop. The ERJ 145 was certified by the Brazilian Aviation Authority in November 1996, the FAA in December 1996, and the European Aviation Authority in April 1997. We began delivering the ERJ 145 in December 1996 and delivered the 1,000th unit, manufactured by Harbin Embraer Aircraft Industry Co. LTD., to the HNA Group in September 2007.

The ERJ 135 is a 37-seat regional jet based on the same design as the ERJ 145. The ERJ 135 has approximately 96% commonality of parts and components with the ERJ 145, reducing spare-parts requirements and permitting the utilization of the same ground support equipment for customers that use both aircraft. The ERJ 135 was certified by the Brazilian Aviation Authority in June 1999, by the FAA in July 1999 and by the European aviation authority in October 1999. Deliveries of the ERJ 135 began in July 1999.

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

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers four aircraft models in the mid-capacity passenger range. The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 108-124 seat jet.

The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint aviation authority of Europe (the former advisory organization that made certification recommendations to non-EU national authorities), or JAA and the EASA in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

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

In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. Embraer estimates its total investments in the new E-Jets E2 models to be US$1.7 billion over the next years.

The launch of the E2 builds on our vision to offer leading-edge commercial jets with a capacity right-sized for 70 to 130 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost, and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of a mature platform and commonality with current generation E-Jets. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal, today and in the future.

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, of up to 114 seats. The E195-E2, compared to the current E195, has grown by three seat rows and will accommodate up to 136 seats.

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

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2014, our largest customers, by aircraft in service, were Skywest, Republic, Envoy, Azul, Tianjin—HNA, Trans States, JetBlue, Aeromexico, Air Canada and HOP!—Air France.

For a discussion of significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers.”

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula that reflects, in part, inflation in the United States. Our contracts generally include an option for our customers to purchase additional aircraft at a fixed price option, subject to the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft (See Item 5—Critical Accounting Estimates – Product Warranties). Other provisions for specific aircraft performance and design requirements are negotiated with our customers. Finally, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements” for a more detailed discussion of these provisions.

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. Besides São José dos Campos in Brazil, we have regional sales offices in Villepinte, France; Fort Lauderdale, Florida, U.S.A.; Beijing, China; and Singapore.

Production, New Orders and Options

Prior to starting production or development of a new project, we secure letters of intent for future orders of a significant number of aircraft. We typically begin taking orders and building a backlog two years before we begin producing a new aircraft model, aiming to receive a significant number of orders before we deliver the initial aircraft. Once an order is taken, we reserve a place for that order on the production line, ensuring that we will maintain production sufficient to meet demand. Once a place is reserved on the production line, we are able to give customers delivery dates for their orders.

We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog does not include options and letters of intent for which definitive contracts have not been executed. For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled.

Our options generally provide our customers the right to purchase an aircraft at a fixed price and on a specified delivery date, subject to escalation provisions, under a purchase agreement. Once a customer decides to exercise an option, we account for it as a firm order. Occasionally, we have extended the exercise date for our options and renegotiated the delivery schedule of firm orders, as well as allowed customers to convert their firm orders or options for one aircraft into firm orders or options for another aircraft within the same commercial aircraft family.

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

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers, respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Villepinte, France, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

Our headquarters in São José dos Campos also offers the following services:

•	Customer Care Center (CCC) providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	MRO Network strategy and policy;

•	business development;

•	technical publications development; and

•	technical services, such as: maintenance training, eSolutions, engineering services, pilot services and aircraft modifications.

In addition, we also have spare parts distribution centers in Louisville, Kentucky and Dubai, UAE.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan (ECIP);

•	Embraer Parts Exchange Program (EPEP); and

•	Customer Stock Optimization.

We also own and operate MRO facilities to support commercial, executive and defense aircraft around the world, including in:

•	Nashville, Tennessee, where we have an Embraer Aircraft Maintenance Services (EAMS);

•	Alverca, Portugal, which we refer to as OGMA and began to operate in March 2005;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers; and

•	São José dos Campos, in the State of São Paulo, Brazil.

The Embraer network of authorized service centers that support our Commercial Aviation aircraft fleet is also expanding with our recent additions of third-party repair stations. As of December 31, 2014, these centers are:

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

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we make use of the following tools and forums:

•	a customer satisfaction assessment performed annually in order to identify our competitive position;

•	a customer support satisfaction survey performed every other year in order to identify our competitive position;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences that take place yearly in the various regions of the world where we have customer operators;

•	a maintenance cost workshop that occurs yearly, where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference;

•	interactive forums for discussions in the web portal FlyEmbraer, to foster the exchange of experiences among customers and Embraer;

•	participation in international fairs related to maintenance, technology, customer relationship management and others;

•	Customer Advisory Board (CAB), an annual meeting with senior executives from our Customer Companies to get high level insights, visions and suggestions for our future; and

•	an internal program named EECE (Embraer Excellence in Customer Experience), aiming to address changes in the Services & Support area of the Commercial Aviation division, in order to elevate the performance of the Commercial Aviation business, covering contemporary and future market needs, with the purpose of obtaining the highest levels of customer experience in the commercial aviation industry.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

We currently face strongest competition against the following aircraft in the 70-130 seat category:

•	ATR-72, a 64-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 85-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	A318, a 100-plus-seat jet produced by Airbus;

•	737-600, a 100-plus-seat jet produced by Boeing; and

•	SSJ100, a 95-seat regional jet produced by Sukhoi.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 130 passengers, and is expected to enter into service by 2015;

•	COMAC’s ARJ21, with the 90-seat regional jet version officially scheduled to enter into service in 2015; and

•	Mitsubishi Heavy Industries’ MRJ, a 75- to 92-seat regional jet launched in March 2008, which is expected to enter into service by 2018.

Embraer is the world leader in the 70-130 seat jet category with 51% market share in terms of net orders, followed by Bombardier with 23%, Mitsubishi and COMAC with 8%, Sukhoi with 6% and the remaining 4% being held by Airbus and Boeing.

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

Executive Aviation Business

We refer to our executive aviation business segment as “Executive Jets.” We developed a line of executive jets: the Legacy 600, a super mid-size jet, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively, that we believe will establish our executive jet portfolio as one of the most comprehensive of the executive aviation industry. The Legacy 500 entered into service in October of 2014 and the Legacy 450 development program continues on track, with first delivery planned for 2015. In 2009, we presented the new Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, and high-net-worth individuals. Our Executive Jets segment accounted for 25.3% of our revenue for the year ended December 31, 2014, resulting from the delivery of 19 Phenom 100 jets, 73 Phenom 300 jets, 18 Legacy 600/650 jets, three Legacy 500 and three Lineage 1000 jets. On December 31, 2014, our firm orders in backlog for our executive jets totaled US$1.9 billion.

The Legacy 600 shares important qualities with our regional jet platform. However, although the Legacy 600 has some of the same components of our airliners, such as the ERJ 135, the Legacy 600’s interior, fuel tank, controller and indication systems and its winglets differ from those of our airliners. The Legacy 600 entered into service in 2002 after it was certified by the Brazilian aviation authority in December 2001 and by the FAA in August 2002.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the ANAC and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to nine people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the ANAC and FAA certification and entered into service one year after the Phenom 100. By the end of 2014, the Phenom 100 fleet was composed of more than 300 aircraft distributed in 27 countries and the Phenom 300 fleet was composed of more than 250 jets distributed in 23 countries.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters). The Lineage 1000 was certified by ANAC in December 2008 and by the FAA in January 2009, and entered into service in the first half of 2009. By the end of 2014, the Lineage 1000 fleet was composed of more than 20 units distributed in 23 countries.

In April 2008, we formally launched two new programs in the medium jet categories, namely the mid-light Legacy 450 jet, with a 2,500 nautical miles range and capacity for up to nine passengers, and the mid-size Legacy 500 jet, with a 3,125 nautical miles range and capacity for up to 12 passengers. The Legacy 450/500 jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600. An estimated US$750 million is expected to be invested overall in fixed assets, research and development for the new Legacy 500 and Legacy 450 models through 2015. The Legacy 500 received certification by ANAC in August 2014, by the FAA in October 2014, and by EASA in December 2014. The first Legacy 500 was delivered in October 2014. In total, three Legacy 500 were delivered in 2014. The development of the Legacy 450 advances, with the first aircraft expected to enter into service in 2015. We believe that these two aircraft programs will help strengthen our position in the market and establish our portfolio as one of the most comprehensive of the executive aviation industry.

In October 2009, we presented the Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super mid-size Legacy 600, having a longer range for up to 14 passengers. The Legacy 650 received ANAC and FAA certification, respectively, in October 2010 and February 2011, with its entry into service occurring in November 2010. The fleet of Legacy 650 is composed of more than 70 jets in service in 23 countries.

Competition

The Legacy 600 and the Legacy 650 compete with aircraft produced by Dassault Aviation, Bombardier and Gulfstream. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna and Bombardier. Boeing and Airbus are the main competitors for the Lineage 1000 ultra-large jet. In the mid-size category, the Legacy 500 competes with Cessna while the Legacy 450 will compete with aircraft produced by Bombardier and Cessna.

Continuing Internationalization

In October 2014, we announced our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our existing 212,000 square-foot campus at Melbourne International Airport. The new assembly complex is expected to be operational by 2016, with four new buildings: an assembly hangar, a paint facility, a completion center and flight preparation facility, and a new dedicated delivery center.

Services and Support – Executive Jets

We expect to continue enhancing customer support and services offered to the Executive Jets segment. To this end, we have added four wholly-owned service centers to our operations since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; and Bradley, Connecticut. In addition, we are revamping the authorized service center network for executive jets. At the end of 2014, we had 69 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training joint venture to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. We also started to offer the initial training program at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008, and expanded to Burgess Hill in the U.K. in 2009. In 2012, a new training center was opened in Guarulhos, Brazil, in order to support the growing fleet of Phenom jets in the region. This joint venture provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2012, we implemented a mobile rescue support service in the United States and in Brazil, with fully equipped trucks and vans. We also implemented a spare parts distribution center in Las Vegas in order to better support the executive jet customers in the west coast of the United States.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. To measure our customers’ satisfaction, we conduct a yearly customer experience survey of the Executive Jet customers to develop action plans that will allow us to provide effective responses to our clients.

In August 2014, our Executive Jets product support was ranked in first place in the business aviation industry, according to a survey by Aviation International News magazine. The magazine noted the consistent results from its 2012 survey based on positive responses of customers who recognized our work in providing excellent customer support and services.

Our three service centers in the United States received in 2014 for the fourth time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2014, we completed the certification of three new authorized service centers worldwide.

We have signed agreements with 17 service centers around the world for the Legacy 450/500 entry to service.

In 2013, we selected FlightSafety International as the training provider for the Legacy 450/500 and by the end of the year the first Full Flight Simulator had already been built. It was certified in November 2014 in accordance with the aircraft’s entry to service at the end of 2014.

In the area of technological innovation, in 2013 we launched the eTechPubs app for iPad, which offers all technical manual information for the Phenom 100/300 and Legacy 500 and 600/650 jets operators.

In the first quarter of 2014, we celebrated the official opening of our Executive Jets Service Center in Sorocaba, complementing our São José dos Campos facility, Brazil, with expanded operations in MRO and FBO to comply with the growth in demand for maintenance services and hangarage rental.

Our Customer Support Contact Center is dedicated to our executive jets and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center is based at Embraer’s headquarters, in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

Defense and Security Business

In 2011, Embraer added capabilities and broadened the scope of its corporate unit dedicated to the defense and security market. The creation of the new Embraer Defense & Security unit is an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training/light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems, or C4ISR systems, and border surveillance and security. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs.

As of December 31, 2014, we had sold more than 1,250 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense and security business accounted for 19.2% and 23.2% of our revenue for the year ended December 31, 2013 and 2014, respectively.

Products

C4ISR Systems

Embraer has developed three cost-effective, reliable and flexible special-mission aircraft based on the ERJ 145 regional aircraft platform: the EMB 145 Airborne Early Warning and Control, or AEW&C, the EMB 145 Remote Sensing/Airborne Ground Surveillance, or RS/AGS EMB 145 Multi Intel, and the EMB 145 Maritime Patrol, or MP. A total of 18 aircraft of this category have been manufactured for the Brazilian, Mexican, Greek and Indian Air Forces.

We believe the EMB 145 AEW&C is the most advanced and affordable Airborne Early Warning and Control aircraft available in the market. It combines Embraer’s reliable and cost-effective ERJ 145 regional airplane platform with a unique, high-performance, multi-mode active phased-array AEW radar, a powerful C4I system and a comprehensive set of support systems, such as self-protection, communications and data links.

The EMB 145 Multi Intel, also known as the EMB 145 Remote Sensing/Airborne Ground Surveillance, or RS/AGS, aircraft is designed to conduct electronic and reconnaissance missions. It features state-of-the-art sensors for Image Intelligence (IMINT), Signal Intelligence (SIGINT), and Measurement and Signature Intelligence (MASINT), and is capable of providing real-time imagery and signals intelligence over ground objectives. It is equipped with extensive sensor suites ranging from high-performance synthetic aperture radar to electro-optical sensors, and includes communications and electronic exploitation systems capable of gathering complete intelligence information.

The EMB 145 MP aircraft is designed to address coastal and open sea threats. The EMB 145 MP is designed to carry out maritime patrol by using maritime and ground surveillance radar and electro-optical sensors, as well as dedicated communications and surveillance equipment. In the ASW (Anti-Submarine Warfare) configuration, the EMB 145 MP is designed to carry out anti-submarine warfare missions.

Embraer also develops and integrates state-of-the-art C4ISR (Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance) systems for defense customers that require accurate information on a real-time bases. The information provided by C4ISR systems seeks to give defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively.

Training and Light Attack – Super Tucano

The Super Tucano is a multipurpose, military turboprop that combines effective training and operational capabilities with low acquisition and operating costs. It offers solutions for advanced training, such as in-flight virtual training. The Super Tucano has the operational capabilities required for border surveillance, close air support operations and counterinsurgency (COIN), missions. It also offers avionics comparable to those of fourth generation fighter jets, ejection seats, an onboard oxygen-generating system and outstanding external load capability.

The Super Tucano is used for advanced pilot training and for surveillance operations in the Amazon region of Brazil in connection with the Brazilian federal government’s Sistema de Vigilância da Amazônia (System for the Surveillance of the Amazon), or SIVAM.

The Super Tucano is one of the highlights of our Defense & Security business unit due to its versatility, its excellent performance for training and operational missions and its competitive pricing, together with its low operating and maintenance costs. The Super Tucano currently has 210 firm orders, out of which more than 180 aircraft have already been delivered.

In February 2013, the A-29 Super Tucano was selected by the United States Air Force, or USAF, for its Light Air Support, or LAS program, with a firm order for 20 aircraft. The aircraft are being supplied in partnership with Sierra Nevada Corporation, the prime contractor, and will be used to conduct advanced flight training, aerial reconnaissance, and light air support operations in Afghanistan.

In September 2014, Sierra Nevada Corporation and Embraer Defense & Security presented the first Super Tucano light air support aircraft built in the United States in a roll-out ceremony with the U.S. Air Force and government officials, industry and community representatives.

During 2014 three Super Tucanos were delivered to the United States Air Force.

Also in 2014 an additional four Super Tucanos were delivered to the Indonesian Air Force, for a total of 16 aircraft ordered.

Military Transport – KC-390

The KC-390 is a joint project of the Brazilian Air Force with Embraer to develop and produce a tactical military transport and aerial refueling airplane that represents a significant advance in terms of technology and innovation for the aeronautical industry. The aircraft is designed to establish new standards in its category, with lower operating cost and the flexibility to perform a variety of missions: cargo and troop transport, air delivery, aerial refueling, search and rescue, and aerial firefighting, among others.

On May 20th, 2014, Embraer and the Brazilian Air Force signed the series production contract for the delivery of 28 KC-390 aircraft and associated initial logistic support. In addition to the Brazilian Air Force order, there are currently letters of intentions from Portugal, Czech Republic, Colombia, Chile and Argentina to purchase the aircraft.

In February 2015, Embraer successfully conducted the first flight of the KC-390. Having benefited from an advanced program of simulations and extensive ground tests, the KC-390 crew performed maneuvers to evaluate flight characteristics and conducted a variety of systems tests. Initial deliveries are expected for 2016.

F-X2 Project

In July 2014, we signed a memorandum of understanding to partner with Saab in a joint program management for the F-X2 Project, pursuant to the selection of Saab’s Gripen NG as Brazil´s next generation fighter jet. Under this agreement, we will perform a leading role in overall program performance and undertake an extensive share of work in the production and delivery of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft to the Brazilian Air Force.

We will coordinate all development and production activities in Brazil on behalf of Saab and, in addition to its own extensive work packages, will participate in systems development, integration, flight tests, final assembly and deliveries.

Furthermore, we and Saab will be jointly responsible for the complete development of the two-seat version of the Gripen NG, at the same time that a strategic partnership for future global promotion and marketing of both single and two-seat versions is being discussed between the two companies.

Government Transport and Special Mission Aircraft

Embraer is marketing its wide line of commercial and executive jets to defense and government customers.

In 2014, Embraer was contracted by the Brazilian Air Force to supply six Legacy 500 aircraft to perform flight test missions. We also signed a contract to supply one Legacy 600 to the Honduras government.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Ecuador, Thailand, Pakistan, Panama, Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and we currently have five ongoing programs under contract, four with the Brazilian Armed Forces and one with the Colombian Air Force. The first program, known as F-5BR, is focused on performing structural and electronics upgrades for 46 F-5 fighter jets. As the prime contractor, we are responsible for integrating the multi-mode radar, the advanced navigation and attack systems, and the enhanced self-protection systems into the existing aircraft platform. In 2012, we delivered the two remaining modernized F-5 fighter jets under this program. In continuation of this contract, in the beginning of 2011, we signed a contract with the Brazilian Air Force to modernize an additional batch of F-5 fighter jets.

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the AMX. The goal of this modernization project is to keep the fleet of 43 AMX jets on active duty for another 20 years. In 2013, Embraer Defense & Security delivered the first A-1M fighter jet to the Brazilian Air Force, with two additional aircraft delivered to the customer in 2014. By the end of 2014, 23 aircraft were already in our facilities: two flight test prototypes and 21 serial production AMXs in different phases of the revitalization and modernization processes.

The third modernization program is to upgrade 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation) aircraft of the Brazilian Navy with a view to incorporate new technology, including new avionics, radars, power generation and autonomous oxygen generating systems. During 2015, the first the first four modernized aircraft are planned to be delivered to the customer.

In January, 2013, Embraer Defense & Security and the Brazilian Air Force signed a contract to modernize five EMB 145 AEW&C (Airborne Early Warning and Control). The contract provides for the updating of electronic warfare systems, command and control systems, electronic countermeasures and air surveillance radar. The contract also provides for six mission planning and analysis stations that will be employed in the training and improvement of crews. By the end of 2014 we received the first aircraft for modernization activities at our Gavião Peixoto facilities.

In January, 2011, Embraer Defense & Security signed a contract to modernize 14 EMB 312 Tucano training aircraft for the Colombian Air Force (FAC). This program includes the installation of state-of-the-art digital avionics and the substitution of their wings and landing gear. In 2014, the first Tucano modernized by Embraer was delivered to FAC. Additionally, in November 2014, it became the first aircraft modernized to fly in Columbia.

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

In 2014, we strengthened our relationships with our defense & security customers by establishing the Mission Readiness Center (MRC) with 24/7 service and conducting collaborative planning with customers to improve services and to meet their operational requirements. Sales efforts resulted in new contracts to support the customers.

Competition

Our military aircraft face rigorous competition from various manufacturers from different countries in each market segment.

The Super Tucano competes in the flight training market with the PC-21 (advanced) aircraft from Switzerland, the Beechcraft T-6A/B from the U.S., and the Korea Aerospace Industries’ KT-1. In the Light Attack market, the Super Tucano competes with the Beechcraft AT-6 and the Korea Aerospace Industries’ KA-1.

In the special mission aircraft market, which includes Airborne Early Warning & Control, Remote Sensing, Airborne Ground Surveillance, Maritime Patrol, Anti-Surface Warfare and Multi-mission Aircraft, there are several platforms with a wide range of sensor combinations that compete with our products: the Boeing 737, Northrop Grumman E-2C/D Hawkeye, SAAB 2000, Alenia ATR 42 and 72, Airbus Group’s CASA CN-235 and C-295, and the Bombardier Dash 8, among others.

In the military transport segment, our main competitor is the Lockheed Martin C-130J and its variants.

Other Related Businesses

We provide structural parts and mechanical and hydraulic systems to Sikorsky Corporation for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related Businesses accounted for 1.2% of our revenue for the year ended December 31, 2014.

We provide subcontracting services to Sikorsky Corporation in connection with the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 Helibus helicopter. We also act as a risk-sharing partner for Sikorsky. These contracts expire in 2015.

We build general aviation propeller aircraft. These aircraft include a six-passenger aircraft that is produced only on demand for use by corporations and by air-taxi companies. We have delivered a total of 2,326 of these aircraft, and the last delivery of this type of aircraft was in 2000.

We also developed a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2014, we had delivered a total of 1,353 of these aircraft, including 38 in 2014.

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

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Furthermore, leasing operations involving EMBRAER 170, EMBRAER 175 and EMBRAER 190 pre-series aircraft contributed to the current results. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio composed of 168 aircraft, of which 26 are under operating leases, 42 are available or under lease/sale negotiations, three are performing flight tests at Embraer, and 97 were sold to airlines, corporations and government entities in North America, South America, Asia and Europe.

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

As more pre-owned aircraft trade in the market, Embraer and ECC Leasing are working together to create the Embraer Lifetime Programme to better support our customers. The program will allow customers of our pre-owned and new aircraft to select from a wide array of services, including, among other things, training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage. Customers who enroll in this program will pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among other assistance. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer— We face significant international competition, which may adversely affect us.”

In February 2015, ECC Leasing concluded the financing of 12 aircraft that were under lease contracts totaling US$50.3 million as of December 31, 2014. The transaction is a securitization of assets in the financial market through the sale of financial flow from the lease and the transfer of the aircraft to the buyer, with an estimated loss of US$14.3 million.

Embraer Systems

In 2013, we launched Embraer Systems to apply Embraer’s excellence in sophisticated technologies to new, capital-intensive and complex industries in which efficiency, reliability and security are critical. It is part of the company’s diversification strategy, which has progressed in recent years as a way to enhance growth.

Markets

The following table sets forth our revenue by line of business and geographic region of the end users of our aircraft for the periods indicated:

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in US$ millions)
Commercial Aviation
North America	2,065.0	1,089.4	875.3	739.1	347.3
Latin America (except Brazil)	64.7	457.9	144.6	540.3	426.7
Asia Pacific	155.4	546.3	920.8	1,041.5	773.4
Brazil	73.9	103.5	46.0	294.9	230.0
Europe	624.7	916.4	1,510.8	1,013.8	1,374.1
Others	179.6	193.5	257.9	121.6	106.4

Total	3,163.3	3,307.0	3,755.4	3,751.2	3,257.9

Executive Jets
North America	739.3	632.2	505.9	360.8	293.6
Latin America (except Brazil)	110.7	6.3	43.3	83.9	123.5
Asia Pacific	353.3	336.6	327.4	155.0	294.7
Brazil	207.1	357.7	136.8	210.5	211.5
Europe	168.4	290.6	254.6	281.1	241.2
Others	12.7	21.1	24.0	27.5	45.0

Total	1,591.5	1,644.5	1,292.0	1,118.8	1,209.5

Defense & Security
North America	199.5	26.4	20.0	27.6	24.1
Latin America (except Brazil)	47.3	16.3	21.7	15.6	276.9
Asia Pacific	78.5	71.0	79.5	145.2	123.0
Brazil	1,004.5	848.5	648.5	446.2	221.9
Europe	100.0	166.9	178.4	175.9	129.7
Others	26.6	67.8	97.1	29.4	46.2

Total	1,456.4	1,196.9	1,045.2	839.9	821.8

Other Related Businesses
North America	53.6	59.7	47.4	55.5	52.9
Latin America (except Brazil)	—	—	0.4	—	0.3
Asia Pacific	0.1	—	—	—	2.5
Brazil	20.0	26.9	26.6	25.5	17.1
Europe	3.9	—	—	—	1.6
Others	—	—	—	—	0.5

Total	77.6	86.6	74.4	81.0	74.9

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

In addition, we have entered into purchase agreements with our major suppliers, which cover our requirements for five to ten years of production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers, and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. Once we select our risk-sharing partners, and program development and aircraft production begins, it is difficult to substitute these partners. In some cases, our aircraft are designed specifically to accommodate a particular component, such as the engines, which cannot be substituted by another manufacturer without significant delay and expense. This dependence makes us susceptible to the performance, quality and financial condition of these risk-sharing partners. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key suppliers.”

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

Aircraft Financing Arrangements

We generally do not provide long-term financing directly to our customers. Instead, we assist our customers in obtaining financing arrangements from different sources, including ECAs, leasing companies, commercial banks and capital markets. In addition, we have been working together with customers and banks to develop new sources of funds, especially from nontraditional financing sources.

Airlines may sometimes require short-term bridge financing prior to arranging long-term debt financing because long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, at market rates, to customers who already have their financing arrangement structured or who are in the process of negotiating such arrangements.

We expect that ECAs will continue to play an important role in aircraft financing, helping fulfill the financing needs of the commercial aviation industry as a whole. The Brazilian ECA Program provides Embraer’s customers with direct financing and export credit insurance (or a combination of both) on financial terms and conditions in compliance with the Aircraft Sector Understanding of the OECD. In 2014, approximately 47% of our Commercial Aviation deliveries were supported by the Brazilian ECA Program. Brazilian export credits support accounted for 22% of the total deliveries for the EJets program since its launch in 2004.

In February 2015, ECC Leasing concluded the financing of 12 aircraft that were under lease contracts totaling US$50.3 million as of December 31, 2014. The transaction is a securitization of assets in the financial market through the sale of financial flow from the lease and the transfer of the aircraft to the buyer, with an estimated loss of US$14.3 million.

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

Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are not subject to regulatory obligations. Some contracts, such as those for civil aircraft modified for military purposes, require civil certification (e.g. India, SIVAM, etc.). Finally, other contracts, such as those for LAS, demand approval from the Military Certification Authority.

Seasonality

No material portion of our business is seasonal in any material respect.

4D.	Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, none of which is considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report, and a description of our joint ventures and project subsidiaries and strategic alliances is included in the annual report in item 3 above.

4E.	Property, Plant and Equipment

We own our headquarters and plant, located in São José dos Campos. Significant portions of our facilities in São José dos Campos are subject to mortgages held by the BNDES – Banco Nacional de Desenvolvimento Econômico e Social. For further information on our property, plant and equipment, see Notes 2.2.15 and 16 to our audited consolidated financial statements included elsewhere in this annual report.

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

Production facilities for the commercial, executive and defense aircraft are located in São José dos Campos in the State of São Paulo, Brazil. In our Defense & Security segment, we also have production facilities located in the Gavião Peixoto Plant, which is close to the city of Araraquara, located in the central region of the State of São Paulo, Brazil.

We have the flexibility to increase/decrease production in response to increased/decreased demand.

We built a facility in Gavião Peixoto, in the State of São Paulo, Brazil, to enhance our flight-testing capabilities and provide a final assembly line for our defense aircraft and our executive jets. This facility has been operational since November 2002. We are conducting our flight tests for the EMBRAER 170/190 jet family and have a fully operational executive jet interior factory at Gavião Peixoto. We also have a production facility for the ERJ 145 jet family in Harbin, China, which we jointly built with our China joint venture.

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we inaugurated the final assembly line of EJets with significant reduction in the final assembly cycle time. In addition to this initiative, we transferred the assembly line of Phenom 100 and Phenom 300 from the plant located in Gavião Peixoto to the plant located in São José dos Campos, São Paulo and Melbourne, Florida, where we manufactured the 100th Phenom 300 in 2012. In 2014, we announced an expansion plan to assemble the Legacy 450 and Legacy 500 in the same facility in order to improve production capacity.

On September 21, 2012, we opened two plants in Évora, Portugal, one for the manufacture and assembly of metal components and one for the manufacture and assembly of components in composite material. The start-up of these plants occurred as planned, and they made their first deliveries in November 2012.

EZ Air Interior Limited, our joint venture with Zodiac Aerospace for the production in Mexican factories of interior parts for our Commercial Aviation Segment, began production and shipping of parts to Brazil in 2013. It achieved full production capacity in January 2015.

In April 2013, the first building for the KC-390 program was completed in our Botucatu unit in the state of Sao Paulo. The building will be used for structural assembly. The construction of an assembly hangar in our Gavião Peixoto unit was concluded in the end of 2014.

In May 2014, we inaugurated the final assembly line of the KC-390 military transport.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2014, we were in compliance with our permits. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001 to organize our processes, allowing us to obtain and maintain ISO 14001 certification since 2002. ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. Certified environmental management systems have been progressively implemented across our manufacturing sites, with over 91% of our employees operating under an ISO 14001.

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

The implementation of further innovative and eco-efficient technologies and processes is a key factor in ensuring our sustainability, increasing the attractiveness of our products and our overall competitiveness. We continuously pursue eco-efficiency by seeking “green” business opportunities, mitigating the environmental impact of our activities and products throughout their life cycle, developing breakthrough technologies, products and services and, more generally, integrating environment into our business. We also believe that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. In 2012 at the Air Transport Action Group (ATAG) Aviation and Environment summit, Embraer, Boeing and Airbus signed a memorandum of understanding to collaborate on the development of drop-in, affordable aviation biofuels as an effort to reduce the aircraft industry’s greenhouse gas emissions by 50% by 2050 based on 2005 levels.

Special focus is dedicated to the European REACH (Registration, Evaluation and Authorization of Chemicals) regulation (EU No. 2007/1906), which came into force on June 1, 2007. REACH aims at improving the protection of human health and the environment through closer regulation of chemical use by industry; it replaces the pre-existing EU regulatory framework on chemicals. REACH introduces a range of new obligations over a period of 11 years which are intended to reduce the risks of harm that the 30,000 most frequently used chemicals may cause. The regulation will also bring about the phased withdrawal from use of some of the substances that are considered to be of very high concern for human health and the environment.

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

Insurance

We insure all of our plants and equipment for loss and replacement. We also carry insurance to cover all potential damages to our own fleet of aircraft, including those occurring during commercial and demonstration flights. In addition, we maintain a comprehensive aviation products liability policy, which covers damage arising from the manufacture, distribution, sale and servicing of our aircraft and parts. We also carry natural disaster and business interruption insurance covering property damage and the related loss of gross income, as defined in the policy, and additional expenses, such as those incurred by us to offset the loss of production and delivery of aircraft due to partial or total interruption of our business because of material losses caused by an accident. We consider the amounts of our insurance coverage to be typical for a company of our size and adequate to meet all foreseeable risks associated with our operations.

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

Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS as issued by IASB and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais. For certain purposes, such as providing reports to our shareholders located in Brazil, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with IFRS, presented in reais.

5A.	Operating Results

Current Conditions and Trends our Markets

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

Commercial Aircraft

Shortly after the 2008 financial crisis, our industry returned to its long-term growth rate of approximately 5% per year, measured by revenue passenger kilometers. Expectations for a strengthening economic upturn in the United States and Europe, together with sustained growth in emerging markets, support a positive outlook for air travel.

According to the International Air Transport Association, or IATA, global air travel demand continues to trend upward, with 5.9% growth in 2014. International air travel rose by 6.1% and domestic by 5.4% in 2014 compared to 2013, with airlines in all regions seeing growth. The demand environment for air travel continues to improve, suggesting that the growth seen so far should be maintained. Demand conditions are improving in the U.S. and Europe and trade volumes have been on increasing, especially in Asia Pacific. The industry’s output level in 2014 was 1,236 commercial aircraft, representing an increase of 7% over 2013.

Airlines in Europe and North America experienced a solid 5.9% and 2.7% rise in the January to October 2014 period, respectively. Demand for air travel on regional carriers remains strong in these regions. Restructuring efforts are continuing and hub efficiency is critically important to airlines that rely on connecting traffic and 70 to 130-seat jet aircraft that play a key role feeding those hubs.

Air travel growth in emerging markets continues to outpace that in developed countries due to growing regional trade volumes and changing demographic patterns led by rapid urbanization, higher household incomes, discretionary spending and therefore a higher propensity to travel. A growing economy and stronger demand for air transport has historically led to regional integration and generate a need to improve air services. Intra-regional air travel is mostly composed of low and mid-density markets. According to data extracted from Sabre-ADI, some 82% of city pairs have volumes of up to 300 daily passengers. The 70 to 130-seat jet aircraft allow the carriers to access a wider range of cities, not only in the highest-density markets. We believe that secondary markets will lead the demand for new air travel, and expect carriers to continue to acquire newer and more efficient aircraft to serve low and mid-density markets and to maintain network connectivity.

IATA projects the global commercial airline industry to generate net post-tax profits of $19.9 billion in 2014 and $25.0 billion, or 3.2% of revenues, in 2015, an upward revision from previous projections due to lower jet fuel prices, improvements to industry structure and an accompanying focus on improving the efficiency and the utilization of aircraft. The performance of the commercial airline industry is closely linked to the strength of global economic development. After the post-recession 2010 peak, economic activity slowed in both 2011 and 2012. Airline industry profits fell in both years, after their 2010 peak. The improvement in financial performance during 2013 and 2014 was in part due to the upturn in economic growth, first signaled by rising business confidence in the fourth quarter of 2012 and then followed by a slow but significant upturn in industrial production and world trade growth.

We project that from 2014 to 2033, world air travel demand, measured by revenue passenger kilometers, should tend to grow by an average of 4.8% per year. The Middle East and China will lead with annual revenue passenger kilometers (RPK) growth of 7.1% and 6.8% respectively, followed by Latin America at 6.0%. Asia Pacific, the CIS (Commonwealth of Independent States) and Africa are expected to each have growth rates of around 5%. Because Europe (3.9%) and North America (2.7%) are more mature markets, we project them to grow more slowly. By 2033, Asia Pacific and China are expected to be the largest air travel markets in the world, accounting for a combined 40% of total global RPKs. Comparatively, Europe and North America are expected to generate 36% of world demand. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

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

In Europe, we believe the revenue environment will remain under pressure caused by a gradual Eurozone economic recovery, combined with low yields due to the highly competitive open aviation area and high regulatory costs. Regional airlines are supporting mainline airlines’ adjustments of capacity and frequency of services as part of their structural cost reduction and improvement programs. Mobility is vital for the intra-European market as Europeans continue to enjoy the freedom to travel that came with air transport liberalization in 1987. European airlines are still adapting to a more dynamic competitive environment and facing many issues such as challenges with labor, increased charges and fees (regulatory, airport and environmental), and the restructuring of businesses to exploit emerging opportunities. In Eastern European countries, we expect more opportunities due to an improved economic environment and maturing markets.

Latin America’s relevance is increasing in the global economy and geopolitics. We expect the region to report solid economic annual growth based on a favorable external environment, political and macroeconomic stability, and more equitable income distribution. Conditions in the Brazilian economy have been challenging, with inflation continuing to rise and consumer confidence waning. However, domestic air travel in Brazil achieved a solid increase of 6.9% in 2014. Also, in 2014, the Brazilian government enacted rules subsidizing regional aviation in Brazil. A growing middle class is demanding different services, such as discretionary expenditures in air travel, and airlines are introducing more fuel-efficient and right-sized aircraft to expand intra-regional aviation. As the region becomes more integrated, we expect there will be opportunities for jets of up to 130 seats to increase network connectivity and expand services to low to mid-density cities.

In the Asia Pacific region, economic prosperity, combined with robust population growth, economic decentralization, rapid rates of urbanization and regional air service liberalization, tend to support increased air travel demand. The role of regional aviation in Asia Pacific/China is related to national integration, providing access to smaller communities in countries like Australia, China and Indonesia. Liberalization policies in some sub-regions tend to encourage the development of intra-regional air transport, which may generate opportunities for regional aviation. As the region becomes more liberalized and trunk routes mature, we believe airlines will be further encouraged to look to secondary markets as the next frontier of expansion. Those city pairs should require 70 to 130-seat aircraft to sustain carrier growth.

Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Intra-Middle Eastern flights have increased significantly in the past years with the acquisition of smaller aircraft to feed international hubs and cover underserved markets.

In Africa, regional integration and growing foreign direct investment are fostering regional aviation. Challenges in infrastructure, lack of financing and a highly regulated environment are being addressed, albeit at a slow pace. As a result of regional liberalization, some airlines are introducing new aircraft to develop their intra-regional network. Airlines on the continent have recognized the benefits of replacing ageing fleets with new-technology aircraft. The share of new aircraft added to their fleets has more than doubled in the last five years (around 30% of all deliveries).

We estimate a global demand for around 6,250 jets in the 70-130 seat category through 2033 (2,300 units in the 70 to 90-seat segment and 3,950 units in the 90 to 130-seat segment). We project replacement of ageing aircraft to represent 56% of new deliveries and 44% of new deliveries to support market growth. We project world fleet-in-service of jets with up to 130 seats to increase from 3,850 aircraft in 2013 to 6,580 by 2033. We estimate the value of all deliveries at approximately USD 300 billion (list price).

We expect jets in the 70 to 130-seat category to sustain hub-and-spoke efficiency, to complement narrow-body operations, to provide an optimal balance of frequency and seats, and to encourage new market development with lower-risk, incremental capacity, thus generating significant demand for new aircraft in this segment.

Executive Aircraft

Market Overview

During the global economic crisis which began in 2008, markets were fearful of poor performance by economies around the globe. Initially, the U.S. economy was the primary concern, followed by the economic contagion in Europe, both of which contributed to a significant reduction in global economic growth. The resilient economic performance of the Asia Pacific countries, especially China, and certain Latin American countries, especially Brazil, helped avoid a deeper global economic crisis. Now, six years later, economic growth in emerging markets is slowing down while the U.S. economy is showing signs of recovery and there are positive economic news and growing investment in Europe.

Despite the positive recent performance of demand growth drivers such the number and wealth of high net worth individuals and corporate profits, we believe that corporations will continue to be more reluctant to spend on travel alternatives, at least in the short-term.

This scenario has prevented a more solid growth momentum for business jets sales. The industry’s output level in 2014 was 715 jets, representing an increase of 6.0% over 2013. In terms of revenues, the business jet industry increased 3.3% in 2014 due to a better product mix. Over the next 10 years, market forecast indicates that 9,250 aircraft will be delivered, totaling US$265.0 billion in the period.

We estimate a compound annual growth rate for the executive jet industry from 2015 to 2024 of 4.0% in terms of both revenue and units delivered.

In early 2015, the General Aviation Manufacturers Association reported that the industry delivered 705 business jets during 2014 (6.0% more than 2013), equivalent to US$21.9 billion (3.3% more than 2013). The expectation for 2015 is that deliveries will be 742 units.

Although the business jet market has not yet recovered from the 2008 economic crisis, our executive jet fleet in service has experienced a compound annual growth rate of 33.0% since then. In 2013 and 2014, we delivered a total of 119 units and 116 units, respectively, 20% and 3.0% less than 2012 and 2013, respectively. As we continue to introduce new products in the executive jet market, we expect the total number of deliveries in this segment to continue to increase in upcoming years.

The level of pre-owned aircraft for sale continues to pressure new aircraft demand in this segment.

We expect that over the next 10 years, the regional distribution of business jet deliveries will be as follows:

•	The North American market will continue to be the largest by far, representing 50% and 45% of the world market’s volume and revenue, respectively. These figures are well below the 64% participation of the region in the current world fleet and are a function of the growth of markets in other regions rather than an actual reduction in its market size.

•	The European, Middle Eastern and African markets will generate 26% of world deliveries in terms of units and 29% in terms of revenues. These figures are virtually the same as last year’s forecast, reflecting the slow recovery of the European economy.

•	Latin America, Asia Pacific and China will together represent 24% of world deliveries in terms of units and generate 26% of the world’s total business jet market revenue.

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies and incentives, price controls, currency devaluations, capital controls and limits on imports. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian federal government’s response to such developments.

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

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2014		2013		2012		2011
Real growth in gross domestic product		0.1%		2.3%		0.9%		2.7%
Inflation (IGP-M)(1)		3.7%		5.5%		7.8%		5.1%
Inflation (IPCA)(2)		6.4%		5.9%		5.8%		6.5%
CDI rate(3)		10.8%		9.8%		6.9%		10.9%
LIBOR rate(4)		0.3%		0.3%		0.3%		0.6%
Depreciation of the real vs. U.S. dollar		9.0%		10.5%		16.7%		12.6%
Period-end exchange rate—US$1.00	R$	2.656	R$	2.343	R$	2.044	R$	1.876
Average exchange rate—US$1.00(5)	R$	2.354	R$	2.174	R$	1.958	R$	1.671

Sources:	Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For further information on our macro-economic impacts on our financial position, see note 28 of our audited consolidated financial statements for the year ended December 31, 2014.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to use estimates and assumptions that affect the reported assets and liabilities, revenues and expenses and our disclosures. Therefore, to prepare the financial statements included in this annual report, variables and assumptions derived from past experience and various other factors we believe to be reasonable and relevant. These estimates and assumptions are reviewed and relevant adjustments are recorded in our ordinary course of business.

The most significant accounting policies, including the variables and assumptions used in the estimates, and the sensitivity of these assessments to the different variables and conditions are described below:

Sales and Other Operating Revenues

We recognize revenues from sales made by the Commercial Aviation, Executive Jets, Defense & Security and Other Related businesses when benefits and risk are transferred to customers, which, in the case of aircraft, occurs when delivery is made, and, in the case of aviation services, when the service is rendered.

We also recognize rental revenue for leased aircraft, based on operating lease contracts over the lease term, being the rental revenue recorded in the relevant operating segment.

In the Defense & Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the percentage of completion method and the physical advancement methods. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of construction contracts, adjusting revenue recognition based upon projected costs to completion. Were the total costs to be incurred to come in 10% below management’s estimates, the amount of revenue recognized in the year of 2014 would increase by US$168.2 million, and if the total costs were to be 10% above the estimate, the amount of revenue recognized would decrease by US$253.1 million.

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

Financial Guarantees

We may offer off-balance sheet financial guarantees related to aircraft sold. The guarantee is granted at fair value and is recorded as a reduction in sales and is amortized to the income statement over the period of the guarantee. We evaluate the creditworthiness of the obligor at aircraft delivery and discloses our maximum exposure under the guarantee as a contingent liability in Note 36 – Joint liabilities co-obligation, responsibilities and commitments. We monitor the obligor’s credit worthiness periodically and in the event of an official default (Chapter 11) or negotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision according to IAS 37—Provisions, Contingent Assets and Liabilities. If an agreement for the payment of this allowance is negotiated, the default values are reclassified to accounts payable. For further information, see “Item 5E – Off-Balance Sheet Agreements.”

Residual Value Guarantees

We may offer residual value guarantees related to sold aircraft, which might be exercised at the end of the financing term agreed between the financing agent and the customer/operator. At the time of the offering, the guarantees are evaluated by the fair value and are reviewed quarterly to reflect eventual loss due to the fair value of these commitments. The residual value guarantees can be exercised if the aircraft fair value is lower than the guaranteed fair value. The future fair value is estimated using aircraft assessments of third parties, including information obtained from the selling or leasing of similar aircraft in the secondary market. For further information, see “Item 5E – Off-Balance Sheet Agreements.”

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

We evaluate control characteristics over the SPEs principally based on a qualitative assessment. This includes a review of the SPE’s capital structure, contractual relationships and terms, nature of the SPE’s operations and purpose, nature of the SPE’s interests issued, and our interests in the entity which either create or absorb variability. We evaluate the design of a SPE and the related risks the entity and the variable interest holders are exposed to in evaluating consolidation. In a few cases, when it is unclear from a qualitative standpoint if we have control over a SPE, it uses a quantitative analysis to calculate the probability-weighted expected losses and probability-weighted expected residual returns using cash flow and statistical risk measurement modeling.

Impairment

The impairment test takes into consideration premises and assumptions adopted by management, in line with our strategic plan, as well as a discount rate that reflects our shareholders’ expectations.

In general, all assumptions below, as well as each cash generating unit’s projected cash flows are derived from our strategic plan:

a)	Gross margin – management has made inflow and outflow projections based on past performance and considering its market expectations. The projections also consider efficiency gains according to the product cycle.

b)	Growth rate – growth rates were considered in the revenue projections according to forecasts included in sector reports.

c)	Discount rate – we use a discount rate that reflects the return expected by investors at the moment of calculation.

If the discount applied to future cash flows varied 10%, adjustments for non-recovery of assets would still not need to have been made.

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

The amounts in our financial statements are calculated in the functional currency (U.S. dollar) while the calculation of the income tax is in Brazilian reais. Therefore, changes in the exchange rate may significantly affect the income tax expense in the period, particularly from changes in non-monetary assets.

Had the real devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2014, the deferred income tax expense would have been higher or lower by approximately US$ 124.5 million.

Post-employment medical benefit plan

We and certain of our subsidiaries have a post-employment medical benefit plan that provides medical care to retired employees. To identify the future exposure of this benefit and therefore its measurement in the financial statements, we and our subsidiaries use assumptions from studies based on statistical data, often observed internally or supplied by institutes or entities dedicated to this type of activity.

Principal Operating Data and Components of Our Statement of Income

Operating Data

The following chart sets forth statistical data for our deliveries of our aircraft at the end of the respective periods. Deliveries consist of aircraft that have been delivered to customers and for which the corresponding revenue has been recognized. Our backlog consists of all firm orders that have not yet been delivered. A firm order is a contractual commitment from a customer, customarily accompanied by a down payment, for which we have reserved a place on one of our production lines. See “Item 5D.—Trend Information” for certain information on our firm orders and options.

	At and for the year ended December 31,
Other Data:	2014	2013	2012	2011	2010
Aircraft delivered during period:
To the Commercial Aviation Market
ERJ 145	—	—	—	2	6
EMBRAER 170	1	4	1	1	9/2	(1)
EMBRAER 175	62	24	20	10	8
EMBRAER 190	19	45	62	68	58
EMBRAER 195	10	17	23	24	17
To the Defense & Security Market
Legacy 600	—	—	—	—	1
EMB 135	—	—	—	—	1
EMB 145 AEW&C/RS/MP(2)	—	—	2	—	—
EMB 312 Tucano/AL-X/ Super Tucano(2)	7	6	14	—	—
To the Executive Jets Market
Legacy 600/650	18	23	19	13	10
Legacy 500	3
EMBRAER 145/170/190 Shuttle	—	2	1	—	3
Phenom 100	19	30	29	41	100
Phenom 300	73	60	48	42	26
Lineage 1000	3	4	2	3	5
To the General Aviation Market
Light Propeller Aircraft	38	60	62	54	40

Total delivered	253	275	283	258	286

(1)	Figures appearing after a forward slash (/) refer to aircraft delivered under operating leases.
(2)	Recorded for under the percentage of completion method.

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Of total revenues in 2014, 67.9% are generated through aircraft sales. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2014, total Defense & Security revenue included 31.1% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 68.9% denominated in Brazilian reais. In addition, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, such as crop dusters, which are also referred to as light aircraft.

For the sales of our commercial aircraft, we customarily receive a deposit upon signing of the purchase agreement and progress payments in the amount of 5% of the sales price of the aircraft 18 months before scheduled delivery, another 5% twelve months before scheduled delivery and another 5% six months before scheduled delivery. For the EMBRAER 170/190 jet family, we receive an additional 5% progress payment 24 months before scheduled delivery. We typically receive the remaining amount of the sales price upon delivery of the aircraft. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled. We typically receive the remaining amount of the sales price upon delivery. Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recorded against trade account receivables of such aircraft. For sales of our executive jets, we customarily receive a deposit at the time of order, progress payments totaling 15% to 30% of the aircraft price, and the full payment of the balance is due upon delivery. We generally receive between US$10,000 and US$200,000 for each option to purchase an executive jet. See “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues.”

Our sales contracts with our Commercial Aviation and Executive Jets segment customers include adjustments for the CPI, and our sales contracts with our Defense & Security segment customers typically include adjustments to the purchase price of the aircraft based on an escalation formula which is based on a mix of indices related to raw material and labor costs. The deposits, progress payments and option payments are nonrefundable for the most part. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive progress payments and recognize revenue upon delivery as discussed above.

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

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•	Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs comprise salaries and related charges primarily in Brazilian reais.

•	Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For further information on depreciation, see note 16 to our audited consolidated financial statements as of and for the year ended December 31, 2014.

•	Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

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

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	2014	2013	2012
Revenue
Commercial aviation	3,163.3	3,307.0	3,755.4
Executive jets	1,591.5	1,644.5	1,292.0
Defense & Security	1,456.4	1,196.9	1,045.2
Other related businesses	77.6	86.6	74.4

Total	6,288.8	6,235.0	6,167.0
Cost of sales and services
Commercial aviation	(2,542.2)	(2,532.6)	(2,809.3)
Executive jets	(1,299.6)	(1,284.7)	(1,035.8)
Defense & Security	(1,158.9)	(951.2)	(785.5)
Other related businesses	(37.6)	(50.4)	(46.0)

Total	(5,038.3)	(4,818.9)	(4,676.6)
Gross profit
Commercial aviation	621.1	774.4	946.1
Executive jets	291.9	359.8	256.2
Defense & Security	297.5	245.7	259.7
Other related businesses	40.0	36.2	28.4

Total	1,250.5	1,416.1	1,490.4
Operating expenses
Commercial aviation	(321.2)	(272.3)	(507.7)
Executive jets	(229.6)	(262.8)	(216.7)
Defense & Security	(148.0)	(154.1)	(144.9)
Other related businesses	(8.4)	(13.5)	(9.2)

Total	(707.2)	(702.7)	(878.5)

Operating profit before finance income (expense)	543.3	713.4	611.9

.

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2014		2013		2012
	(in US$ millions, except percentages)
Revenue	6,288.8	100%	6,235.0	100%	6,167.0	100%
Cost of sales and services	(5,038.3)	80.1	(4,818.9)	77.3	(4,676.6)	75.8
Gross profit	1,250.5	19.9	1,416.1	22.7	1,490.4	24.2
Operating income (expense)
Administrative	(207.5)	3.3	(210.5)	3.4	(279.2)	4.5
Selling	(419.9)	6.7	(454.4)	7.3	(480.4)	7.8
Research	(47.1)	0.7	(74.7)	1.2	(77.3)	1.3
Other operating income (expense), net	(32.6)	0.5	36.9	0.6	(42.8)	0.7
Equity in losses of associates	(0.1)	—	—	—	1.2	—

Operating profit before financial income (expense)	543.3	8.6	713.4	11.4	611.9	9.9
Financial expenses, net	(24.5)	0.4	(96.4)	1.5	(6.8)	0.1
Foreign exchange gain (loss), net	(14.9)	0.2	(14.6)	0.2	8.7	0.1

Profit before taxes on income	503.9	8.0	602.4	9.6	613.8	10.0
Income taxes expense (benefit)	(156.2)	2.5	(256.4)	4.1	(265.2)	4.3

Net income	347.7	5.5	346.0	5.5	348.6	5.7

Attributable to:
Owners of Embraer	334.7	5.3	342.0	5.5	347.8	5.6
Non-controlling interest	13.0	0.2	4.0	0.1	0.8	0.0

2014 Compared with 2013

Revenue

Revenue increased 0.9% to US$6,288.8 million in 2014, from US$6,235.0 million in 2013. Revenue in the Commercial Aviation segment decreased 4.4% to US$3,163.3 million in 2014, from US$3,307.0 million in 2013. Executive Jets revenues declined 3.2% to US$1,591.5 million in 2014, from US$1,644.5 million in 2013. Defense & Security revenues increased by 21.7% to US$1,456.4 million in 2014, from US$1,196.9 million in 2013. Other Related Businesses segment revenues decreased 10.4% to US$77.6 million in 2014, from US$86.6 million in 2013.

Commercial Aviation revenues decreased in 2014, despite deliveries increasing by 2.2% to 92 in 2014, from 90 in 2013. The decline in revenue was principally driven by a less favorable product mix in the year, as a result of a higher proportion of smaller E170 and E175 jets delivered relative to E190 and E195 models. In 2014, 68.5% of our deliveries in the Commercial Aviation segment were E170 and E175 models, compared to 31.1% in 2013.

The decrease in Executive Jets segment revenues in 2014 was largely driven by a decrease in the number of executive jets delivered during the year, as compared to 2013. During 2014, we delivered 116 executive jets (92 light jets and 24 large jets) compared to deliveries of 119 executive jets (90 light jets and 29 large jets) in 2013, an decrease of 2.5%. In addition, we had a less positive mix of large jet deliveries in the year (20.7% of total deliveries in 2014, compared to 24.4% of total deliveries in 2013), which also impacted revenues in the segment.

Defense & Security segment revenues are accounted for under the percentage-of-completion method, and we continued to execute under our contracts with the Brazilian federal government, specifically the KC-390 development program as well as the Integrated Border Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite programs, as well as the Light Air Support (LAS) program with the United States Air Force (USAF). In addition, deliveries of the Super Tucano to militaries around the world and ongoing modernization programs with the Brazilian federal government continued apace, helping to drive revenue growth of 21.7% to US$1,456.4 million, compared to US$1,196.9 million in 2013.

Cost of Sales and Services

Cost of sales and services increased 4.6% to US$5,038.3 million in 2014, from US$4,818.9 million in 2013. The 4.6% increase in cost of sales was higher than the 0.9% growth in revenues in 2014, thus driving an increase in cost of sales and services as a percentage of revenue, to 80.1% in 2014 compared to 77.% in 2013. This increase in cost of sales and services as a percentage of revenue is largely due to a less favorable mix of deliveries in both the Commercial Aviation and Executive Jets segments, coupled with inflation in direct labor costs, partially offset by ongoing efforts to improve productivity and efficiency, the appreciation of the dollar against the real, and stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment increased 0.4%, to US$2,542.2 million in 2014, from US$2,532.6 million in 2013. The increase in cost of sales and services compared to the decrease in revenues for the year of 4.3% due to a less favorable product and services mix, as smaller E-Jet aircraft model deliveries as a proportion of total deliveries was higher in 2014 compared to 2013. Gross margin in the Commercial Aviation segment declined from 23.4% in 2013 to19.6% in 2014.

Cost of sales and services in the Executive Jets segment increased 1.2% to US$1,299.6 million in 2014 from US$1,284.7 million in 2013. Cost of sales and services increased while revenues declined 3.2% in this segment in 2014 due to the decline in total deliveries during the year as well as a less favorable mix, as light jets made up 79.3% of total deliveries in 2014 compared to 75.6% in 2013. Gross margin in the Executive Jets segment declined from 21.9% in 2013 to 18.3% in 2014.

Cost of sales and services in the Defense & Security segment increased by 21.8% to US$1,158.9 million in 2014, from US$951.2 million in 2013. The increase in cost of sales and services was in line with the 21.7% increase in revenues in 2014. Gross margin in the Defense & Security segment was 20.4% in 2014 and was 20.5% in 2013.

Cost of sales and services in Other Related Businesses decreased 25.4% to US$37.6 million in 2014, from US$50.4 million in 2013, while revenues for this segment decreased 10.4% in 2014.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 11.7%, to US$1,250.5 million in 2014 from US$1,416.1 million in 2013. Our gross margin decreased from 22.7% in 2013 to 19.9% in 2014.

Operating Income (Expense)

As further discussed below, operating expense increased 0.7%, to US$707.2 million in 2014, from US$702.7 million in 2013. Operating expense as a percentage of revenues remained stable at 11.3% in 2014 when compared with 2013.

Administrative. Administrative expenses decreased 1.4%, to US$207.5 million in 2014, from US$210.5 million in 2013, as a result of ongoing efficiency initiatives combined with the appreciation of the dollar against the real, as well as the stimulus packages implemented in Brazil.

Selling. Selling expenses decreased 7.6% to US$419.9 million in 2014, compared to US$454.4 million in 2013. The decline in selling expenses is due to expense reductions in the Commercial Aviation and Executive Jets segments, government fiscal benefits, and the appreciation of the dollar against the real.

Research. Research expenses declined 36.9% to US$47.1 million in 2014, from US$74.7 million in 2013. The decrease in this expense is primarily explained by the launch of the E2 second generation E-Jets program, in which program costs are now capitalized to intangible assets instead of recognized as research expenses, following approval by our Board of Directors of the economic viability of the program.

Other operating (expense) income, net. Other operating (expense) income, net changed from income of US$36.9 million in 2013 to expense of US$32.6 million in 2014, mainly due to income in 2013 related to non-recurring factors resulting largely from reversals of provisions associated with the bankruptcy process of AMR Corporation that were originally accounted for in 2011, and reversed following the more favorable final outcome of the AMR bankruptcy process.

Equity in loss of associates. Equity in loss of associates changed from zero in 2013 to a loss of US$0.1 in 2014.

Operating Profit Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit decreased 23.8% to US$543.3 million in 2014, from US$713.4 million in 2013. Our operating margin decreased to 8.6% in 2014 from 11.4% in 2013.

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment for 2014 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$299.9 million, US$62.3 million, US$149.5 million and US$31.6 million, respectively. In 2013, the operating profit for these segments was US$502.0 million, US$97.0 million, US$91.6 million, and US$22.7 million, respectively. See Note 38 to our audited consolidated financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net decreased from US$96.4 million in 2013 to US$24.5 million in 2014, due to greater financial income generated coupled with lower expenses related to outstanding residual value guarantees, principally those related to the favorable resolution of the AMR bankruptcy process in 2013.

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net changed to a loss of US$14.9 million in 2014 from a loss of US$14.6 million in 2013, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income decreased 16.4% to US$503.9 million in 2014 from US$602.4 million in 2013.

Income tax benefit (expense)

Income taxes represented an expense of US$156.2 million in 2014, compared to an expense of US$256.4 million in 2013. Income taxes declined principally due to lower profit before taxes on income in 2014 as compared to 2013.

Our effective tax rate decreased to 31.0% in 2014 as compared to 42.6% in 2013 due to lower deferred income taxes and social contribution in 2014 as compared to 2013, due to a decline in the impact of changes in the real to dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles and PP&E).

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes increased 0.5% to US$347.7 million in 2014, from US$346.0 million in 2013. As a percent of revenue, net income after taxes remained the same at 5.5% in 2014 compared to 2013.

2013 Compared with 2012

Revenue

Revenue increased 1.1% to US$6,235.0 million in 2013, from US$6,167.0 million in 2012. Revenue in the Commercial Aviation segment declined 11.9% to US$3,307.0 million in 2013, from US$3,755.4 million in 2012. Executive Jets revenues increased 27.3% to US$1,644.5 million in 2013, from US$1,292.0 million in 2012. Defense & Security revenues increased by 14.5% to US$1,196.9 million in 2013, from US$1,045.2 million in 2012. Other Related Businesses segment revenues increased 16.4% to US$86.6 million in 2013, from US$74.4 million in 2012.

Commercial Aviation revenues declined in 2013, principally due to a lower level of deliveries in the year compared to 2012, representing a decrease of 15.1%. In 2013, the Commercial Aviation segment delivered 90 commercial aircraft, compared to 106 aircraft in 2012, with a slightly less favorable product mix in the year, as a result of a higher proportion of smaller E170 and E175 jets delivered relative to E190 and E195 models.

The increase in Executive Jets segment revenues in 2013 was largely driven by an increase in the number of executive jets delivered during the year, as compared to 2012. During 2013, we delivered 119 executive jets (90 light jets and 29 large jets) compared to deliveries of 99 executive jets (77 light jets and 22 large jets) in 2012, an increase of 20.2%. In addition, we had a slightly more positive mix of large jet deliveries in the year (24.4% in 2013, compared to 22.2% in 2012).

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

The change in income from 2012 to 2013 was due to a variety of non-recurring factors. In 2011, as a result of the bankruptcy filing of AMR Corporation, or AMR, the parent company of our customer American Airlines, we provisioned a total of US$317.5 million to our results in the fourth quarter to account for expected expenses related to obligations from financial guarantees and residual value guarantees for the fleet of 216 ERJ 145 family aircraft operated by AMR. Of the US$317.5 million provision related to the AMR bankruptcy process, US$241.9 million was provisioned under other operating (expense) income, net. As a consequence of the more favorable final outcome of the AMR bankruptcy process in the last quarter of 2013, since the initial provisions made in the fourth quarter of 2011, we incurred total expenses of approximately US$43 million related to the financial guarantees for AMR (including the purchase of 39 ERJ 145 family aircraft). As a consequence of this outcome, in the fourth quarter of 2013 a total of US$180.7 million positively impacted operating results, recognized in the other operating (expense) income, net account. The US$180.7 million was comprised of a provision reversal of US$109.3 million coupled with a US$71.4 million payment reversal, which we had already made on these financial guarantees. In the fourth quarter of 2013, we also recognized a US$33.7 million expense related to deferred revenues, attached to a total of US$199.0 million of financial guarantee obligations which remain for 163 aircraft of the original AMR ERJ 145 family fleet that have been added back to our off-balance sheet exposure. Therefore, the net effect in the fourth quarter of reversals and expenses related to the AMR financial guarantees is US$147.0 million (US$180.7 million less US$33.7 million).

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

As mentioned above regarding cost of sales and services and operating income (expense), the operating profit by segment for 2013 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$502.1 million, US$97.0 million, US$91.6 million, and US$22.7 million, respectively. In 2012, the operating profit for these segments was US$438.4 million, US$39.5 million, US$114.8 million, and US$19.2 million, respectively. See Note 38 to our audited consolidated financial statements for operating profit by segment.

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

Accounting Pronouncements Not Yet Adopted

For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in “Item 18. Financial Statements.” We prepared our consolidated financial statements as of and for the year ended December 31, 2014 in accordance with IFRS, as issued by the IASB.

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

Net Cash Generated by Operating Activities and Working Capital

2014

In 2014, net cash generated by operating activities was US$482.3 million, compared to net cash generated by operating activities of US$564.6 million in 2013. The decrease in the inflow of cash generated by operating activities in 2014 is primarily a result of an increase in working capital driven by increases in trade accounts receivable and Inventories as well as a decrease in Advances from customers.

We had working capital of US$3,257.8 million at December 31, 2014 and US$2,875.1 million at December 31, 2013. Our working capital increased in 2014 primarily as a result of the aforementioned impacts on cash generated by operating activities. During 2014, delays in payment cycles by some customers negatively affected our cash position and working capital by increasing trade accounts receivables.

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

Net Cash Used in Investing Activities

2014

In 2014, net cash used in investing activities was US$671.4 million, compared to net cash used in investing activities of US$764.0 million in 2013.

Net cash used in investing activities in 2014 decreased as a result of of lower additions to property, plant and equipment when compared to 2013, partially offset by higher additions to intangibles in 2014 as compared to 2013. Also, in 2014 we had no acquisitions of non-controlling interests, while in 2013 we spent US$17.3 million in the acquisition of all the non-controlling interests in our subsidiary Atech Negócios e Tecnologia S.A. in Brazil. The higher spending on additions to intangibles was largely driven by higher development spending on our E-2 commercial jet program as well as the continuation of our Legacy 500 and Legacy 450 executive jet programs.

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

Net Cash Generated by Financing Activities and Total Debt

2014

In 2014, net cash generated by financing activities was US$333.3 million, compared to net cash generated by financing activities of US$192.5 million in 2013. During 2014, we we raised new financing of US$798.6 million compared to new borrowing of US$890.8 million in 2013. Furthermore, we also repaid US$386.1 million of borrowing during 2014 as compared to repayment of US$650.2 million during 2013. In 2014 we distributed US$99.3 million in interest on shareholder’s equity or dividends compared to US$71.4 million in 2013. We did not spend any amounts in connection with share repurchase programs during 2014.

At December 31, 2014, we had total debt of US$2,508.1 million under our financing arrangements described below, 96.4% of which was long-term debt and 3.6% of which consisted of short-term debt. In comparison, we had total debt of US$2,194.3 million at December 31, 2013, consisting of 96.4% of long-term debt and 3.6% of which consisted of short-term debt.

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

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2014, US$242.2 million was outstanding (US$6.5 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2014, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions. As described below, in September 2013 we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In November 2006, December 2007 and October 2008, we entered into certain credit facilities in the aggregate amount of US$60.0 million with the FINEP to support the research and development expenses of the Phenom 100 and Phenom 300 aircraft, which were totally disbursed in 2008. The facility bears interest at TJLP plus 5.0% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from December 2008 to September 2015. As of December 31, 2014, we had outstanding US$2.3 million under our credit facilities with the FINEP, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2014, US$161.6 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$58.1 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2014, we had US$23.6 million outstanding under our credit facilities with the FINEP, of which US$7.1 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$227.6 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development, which were partially disbursed in 2012. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2014, we had US$112.1 million outstanding under our credit facilities with the BNDES, of which US$33.8 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2014, US$498.6 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

In February 2013, we signed contracts in the form of export credit notes with five Brazilian financial institutions in the total aggregate amount of R$712.0 million, equivalent to US$268.1 million, maturing in February 2016. This facility bears interest at 5.5% per annum. In December 2014, we renegotiated R$116.0 million of the facility, equivalent to US$43.7 million, extending the maturity to 2017 and increasing the interest to 8.0% per annum. As of December 31, 2014, we had US$304.8 million of total export credit notes outstanding, of which US$1.0 million is due in the short-term, including principal and accrued interest. The export credit notes are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In March and April 2013, we signed credit agreements in the form of BNDES pre-shipment export credit lines (BNDES PSI – Subprograma Exportação de Pré-embarque) with four Brazilian financial institutions in the total aggregate amount of R$200.0 million, equivalent to US$75.3 million, with maturity in March and April of 2016. These facilities bear interest at 5.5% per annum. In August and September 2014, we signed additional agreements totaling R$100.0 million, equivalent to US$37.6 million, under this credit line, with maturity in August 2017 and interest at 8.0% per annum. As of December 31, 2014, we had US$113.2 million total outstanding, of which US$0.2 million is due in the short-term, including principal and accrued interest. These facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2013, we signed a credit facility with the FINEP in the amount of R$303.9 million, equivalent to US$114.4 million, to support the research and development expenses of the Legacy 450 aircraft, of which an aggregate of US$71.7 million was disbursed in 2013 and 2014. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2014, we had US$71.6 million outstanding under this credit facility with the FINEP, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2014, a total of US$492.0 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

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

In December 2013, we signed a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$531.5 million, of which US$209.3 million was disbursed in 2014. The final maturity is in January 2022. The facility is secured by guarantee deposits and by a bank stand by letter of credit. As of December 31, 2014, we had US$210.1 million outstanding under this credit facility, of which US$14.5 million is due in the short-term, including principal and accrued interest. This BNDES credit facility is denominated in reais.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$321.0 million at December 31, 2014. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2014, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2014, US$266.5 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment and by a bank standby letter of credit.

For further information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 20 to our audited consolidated financial statements as of and for the year ended December 31, 2014.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring process.

Our audited condensed consolidated financial statements at and for the year ended at December 31, 2014 contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$400.0 million and collateralized accounts receivable of US$425.6 million. Of this debt, US$31.3 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$368.7 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

5C.	Research and Development, Patents and Licenses, etc.

We incur research expenses related to the creation of new technologies that may be applied to our aircraft in the future. Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income. Development costs in the Commercial Aviation and Executive Jets segments are capitalized from the board approval for the relevant project until the final certification, while major development costs in the Defense segment are recorded based on the percentage of completion method.

Research expenses totaled US$47.1 million in 2014 and US$74.7 million in 2013. The decrease in this expense is primarily explained by the launch of the E2 second generation E-Jets program, in which program costs are now capitalized to intangible assets instead of recognized as research expenses, following approval by our Board of Directors of the economic viability of the program.

In 2015, we expect to invest approximately US$50.0 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4B. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, European Union and Japan. At December 31, 2014, we had more than 432 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

At December 31, 2014, we had filed 473 patent applications and have been granted 164 patents.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services and markets.

We view a focus on innovation as key to the competitiveness and sustainability of our business. For this reason, we created an innovation and knowledge management area to reinforce our initiatives. The area is responsible for the promotion of innovative ideas aimed at the development of new businesses, products, technologies, services and processes. Our Innovation Management Model contains the bases related to our innovation processes.

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

Innova acts on the fronts of spontaneous innovation, stimulated innovation and recognition. On the spontaneous innovation front, the Green Light program evaluates innovative proposals presented voluntarily by employees. If approved, the proposing employees are granted time and resources to develop the projects. In 2014, 12 innovative projects were selected for the Green Light program, which provides resources for the employees to carry out their project. For 2015, there are 38 projects under evaluation.

We have also created the Innova Challenge, by which challenges are submitted to our employees to be solved in a collaborative environment. In 2014, eight challenges were launched, resulting in 660 new ideas and 17 prototypes for three innovation projects.

In 2014, under the Innovation Recognition Program, all successfully implemented innovations must be acknowledged and celebrated. In 2014, 970 employees were recognized for their 153 innovations in both spontaneous and encouraged innovations. In addition, nine management groups in the categories of manufacturing, engineering and main office were acknowledged as the most favorable environments for innovation in the company.

Innovations developed between 2010 and 2014 accounted for 46% of our net revenues in 2014. We implemented 20,062 innovations in 2014.

In 2013, Embraer received the National Innovation Award, sponsored by CNI, Sebrae and the Competitive Brazil Movement, in the category of Technological Innovation Projects. The winning project was Ahead-PRO, a system of preventive monitoring for aircraft, created with the purpose of providing, at all times, an updated view of the condition in which the aircraft’s components are operating. We believe the implementation of the innovative project impacted our competitiveness, increasing our rates of customer satisfaction. The system is available for the E-Jets and Phenoms.

5D.	Trend Information

Given the order activity over the last couple of years, during which we received a significant amount of orders from U.S. carriers, particularly for 76-seat regional jets, we can anticipate to a great extent the production and delivery schedules for 2015 in the Commercial Aviation segment. We expect deliveries of the E175 jet model to account for a greater share of total segment deliveries.

In the executive jet market, despite further record levels of corporate profits, the number of high net worth individuals and near-record stock market levels in key geographies, the level of pre-owned aircraft for sale continues to pressure new aircraft demand and has impeded recovery in the segment. We believe, however, that new executive jet product offerings, namely the Legacy 500 midsize jet, which will have its first full year of deliveries, and the Legacy 450 jet, which is expected to enter into service in 2015, will help us to increase our total executive jet deliveries in 2015 as compared to 2014.

With respect to the Defense & Security segment, we expect to progress in our execution of existing programs, including the KC-390, the Border Monitoring system (SISFRON), the Super Tucano LAS program and the satellite programs. However, due to the majority of revenues being denominated in reais, a lower expected average real to U.S. dollar exchange rate is likely to pressure revenues as reported in U.S. dollars in the segment.

The following table summarizes our order book for the Commercial Aviation segment at December 31, 2014. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$20.9 billion.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	193	12	188	5
EMBRAER 175	421	353	249	172
EMBRAER 190	580	135	515	65
EMBRAER 195	145	2	138	7
EMBRAER 175-E2	100	100	—	100
EMBRAER 190-E2	60	70	—	60
EMBRAER 195-E2	50	50	—	50

The following tables set forth our Commercial Aviation order book at December 31, 2014 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandair (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional Airlines (France)	3	3	—
Republic Airways (USA)	15	15	—
South Africa Airlink (South Africa)	5	5	—

Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—

Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraibes (Guadalupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air – Thailand)	2	2	—
Hainan (China)	25	25	—
KLM EXEL (Holland)	2	2	—
Lot Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria)(1)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)(1)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—

Total	708	708	—

(1)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC (Ireland)(1)	6	6	—
Egypt Air (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	20	15	5
Jetscape (USA)	1	1	—
Lot Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airline (USA)	48	48	—
Satena (Colombia)(2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)(2)	2	2	—
US Airways (USA)	28	28	—
Virgin Blue (Australia)	6	6	—

Total	193	188	5

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Paramount, one to Satena and two to Gulf Air.
(2)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland)(1)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	60	—	60
CIT (USA)	4	4	—
Flybe (UK)	15	11	4
Gecas (USA)	5	5	—
Jetscape (USA)	4	4	—
Lot Polish (Poland)	12	12	—
Northwest Airlines (USA)	36	36	—
Oman Airlines (Oman)	5	5	—
Republic Airlines (USA)	151	95	56
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	30	19	11
Skywest (USA)	47	20	27
Suzuyo (Japan)	8	5	3
Undisclosed	6	—	6

Total	421	249	172

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Ireland)	15	4	11
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina).	22	22	—
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
Conviasa (Venezuela)	14	14	—
China Southern (China)	20	20	—
CIT (USA)	7	6	1
Copa (Panama)	15	15	—
ECC Leasing (Ireland)(1)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Goiania (Ukraine)	5	5	—
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JAL (Japan)	10	—	10
JetBlue (USA)	88	64	24
Jetscape (USA)	7	7	—
Kenya Airways (Kenya)	10	10	—
KLM (Holland)	22	22	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)(2)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Blue (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
Undisclosed	8	—	8

Total	580	515	65

(1)	The customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense & Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	52	7
Belavia (Belarus)	2	2	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spain)	12	12	—
Jetscape (USA)	2	2
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	145	138	7

EMBRAER 175 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Skywest (USA)	100	—	100

Total	100	—	100

EMBRAER 190 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
ILFC (USA)	25	—	25
ICBC (China)	10	—	10

Total	60	—	60

EMBRAER 195 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
ILFC (USA)	25	—	25

Total	50	—	50

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

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivate instruments, see Note 8 to our consolidated financial statements as of and for the year ended December 31, 2014. See also Note 36 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Financial and Residual Value Guarantees

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$531.5 million as of December 31, 2014. For further discussion of these off-balance sheet arrangements, see Note 36 to our audited consolidated financial statements.

At December 31, 2014, we had US$251.7 million deposited in an escrow account as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

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

Residual value guarantees typically ensure that, at the exercise date (between 6 and 18 years after the aircraft delivery date), the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 17% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to a cap. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 11 to our audited consolidated financial statements.

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

	At December 31,
	2014	2013	2012	2011	2010
	(in US$ millions)
Description
Maximum financial guarantees	487.6	545.5	374.2	471.6	1,133.9
Maximum residual value guarantees	307.5	359.9	372.7	542.2	743.4
Mutually exclusive exposure(1)	(107.4)	(94.7)	(115.0)	(209.8)	(393.9)
Provisions and liabilities recorded(2)	(156.2)	(155.3)	(114.0)	(121.2)	(143.2)
Off-balance sheet exposure	531.5	655.4	517.9	682.8	1,340.2
Estimated proceeds from performance guarantees and underlying assets	725.2	907.8	656.7	896.5	1,255.9

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

As discussed in Note 11 to our audited consolidated financial statements, as of December 31, 2014, 2013, 2012, 2011 and 2010, we maintained escrow deposits in the total amount of US$251.7 million, US$261.4 million, US$275.8 million, US$268.4 million and US$263.6 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

As of December 31, 2011, as a result of our customer American Airlines filing for creditor protection under Chapter 11, we recorded a provision of US$317.5 million to cover losses estimated in relation to our financial guarantee obligations to the vendor for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145 models). During 2012, until the court approved the proposed bankruptcy terms, we made payments of US$59.7 million as a guarantee advance, which were presented as a reduction (disposals) to the provision established in 2011. The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, we recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$149.6 million. The remaining balance for the additional provision for guarantee obligations was US$211.9 million as of December 31, 2012. On November 29, 2013 the U.S. court approved the merger between U.S. Airways and American Airlines and its bankruptcy filing was finalized. Consequently, through this event, our obligation on financial guarantees by AMR’s creditor has been completed and part of the amount paid as advance financial guarantees to such creditor of US$71.4 million was returned to us and the remaining provision of US$111.9 million was reversed against the operating result. The residual value guarantees were finalized along with American Airlines in exchange for concessions from contractual receivables and the amount of US$58.6 million was transferred from provisions to accounts payable in 2013. There was no remaining balance for the additional provision as of December 31, 2014.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2014, we accepted five aircraft, with a total invoiced value of US$43.9 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 12 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. See Note 36 to our audited consolidated financial statements for further information on our trade-in options.

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

Operating Leases

A significant part of the risks and benefits of ownership are assumed by the lessor and are classified as operating leases. Payments made for operating leases are amortized to the statement of income on the straight-line method over the contract period. Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2020. For more information on our operating leases, see Note 36 to our audited consolidated financial statements.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2014:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Contractual Obligations
Loans and interest	3,279.9	195.0	1,079.0	320.5	1,685.4
Pension fund	125.4	12.5	25.1	25.1	62.7
Capital lease obligations	0.3	0.2	0.1	—	—
Operating leases	76.9	17.8	14.0	15.1	30.0
Non-recourse and recourse debt	400.0	10.3	328.8	32.1	28.8
Customer advances	828.6	652.5	64.8	82.3	29.0
Contribution from suppliers	—	—	—	—	—
Suppliers	980.6	980.6	—	—	—
Financial guarantees	238.0	29.5	42.1	14.8	151.6
Other liabilities	386.1	85.5	118.4	111.4	70.8

Total	6,315.8	1,983.9	1,672.3	601.3	2,058.3

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For the fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2014. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other liabilities include taxes and payroll charges payable in the total amount of US$269.7 million at December 31, 2014. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 25, 2013:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	69	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	50	Member of the Board of Directors	2009
Antonio Franciscangelis Neto	61	Member of the Board of Directors	2013
Arno Hugo Augustin Filho	54	Member of the Board of Directors	2012
Ernani de Almeida Ribeiro Junior	48	Member of the Board of Directors	2013
Israel Vainboim	70	Member of the Board of Directors	2009
João Cox Neto	51	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	51	Member of the Board of Directors	2011
Paulo Roberto de Oliveira	50	Member of the Board of Directors	2013
Samir Zraick	73	Member of the Board of Directors	2006
Vitor Paulo Camargo Gonçalves	58	Member of the Board of Directors	2011

Alexandre Gonçalves Silva. Mr. Silva holds a BS in Mechanical Engineering from PUC Rio de Janeiro. In his 40-year career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was CEO of GE in Brazil from 2001 to 2007 and since then, Mr. Silva has occupied positions on boards of directors of various companies. Mr. Silva is Chairman of the Board of Directors of Embraer and an independent board member at Fibria Celulose, Alupar, Tecsis and Nitroquímica. Mr. Silva is a Pro Bono Director of AMCHAM Brazil and the Maria Cecilia Souto Vidigal Foundation, Senior Advisor of Global Infrastructure Partners in New York and Board member of the American Chamber of Commerce since 2003. Mr. Silva is an independent member of the Board of Directors of Embraer.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been CEO of Bozano Group since 2011 and he was an Executive Officer from 2000 to 2010. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. He was originally elected to the Board of Directors of Embraer in April 2009 and he is an independent member, being a member of the Human Resources Committee and coordinator of the Audit and Risk Committee. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master’s degree in Economics from Fundação Getúlio Vargas—Rio de Janeiro (EPGE) and a Master’s degree in Administration from the Catholic University of Rio de Janeiro (PUC). Mr. Salles Pinto is the President of Bozano Investimentos Gestora de Recursos, and a member of the Board of Directors of Netpoints, a member of the Board of Directors of Azul Linhas Aéreas and a member of the Board of Directors of Ouro Preto Óleo e Gás.

Antonio Franciscangelis Neto. Mr. Franciscangelis is Secretary of Economy and Finance of the Brazilian Air Force. Among other positions, Mr. Franciscangelis was Head of Office of the Brazilian Air Force Commander, Commander of 2nd / 5th Aviation Group; Head of Office of the Brazilian Air Force’s COMDABRA; Assistant to the Deputy Chief of the General Staff of the Armed Forces; Commander of Anapolis Air Base; Assistant to the Defense and Aeronautics Attaché at United States and Canada; Chief of the Brazilian Air Force Commission in Washington, DC; Chief of the 2nd, 1st and 6th Subchefias of EMAER; Commander of the Air Force Instruction and Adaptation Center and Commander of the Brazilian Aerospace Defense Command. Among the main academic courses completed by Mr. Franciscangelis are the Aviator Officers Formation Course—AFA; Officers Improvement Course—EAOAR; Graduation in Command and General Staff Course—ECEMAR; Politics and Aerospace Strategy Course; Recycling in Economics and Finance Course (SEFA); Management and Business Administration (MBA) at Getúlio Vargas Foundation FGV- RJ; Mirage F 103 Fighter Pilot and Air Defense Course; Fighter Leadership Course; the Brazilian Institute of Corporate Governance (IBGC) Course for board members.

Arno Hugo Augustin Filho. Mr. Augustin graduated in Economics from the School of Economics of the Federal University of Rio Grande do Sul in 1983. Mr. Augustin has been Secretary of the Brazilian Federal Treasury since 2007. During 2003 and 2004, Mr. Augustin occupied the positions of Assistant Executive Secretary of the Ministry of Finance, and Chairman of the Boards of Directors of Caixa Econômica Federal and Banco da Amazônia S.A. – BASA. From 1999 to 2003, Mr. Augustin acted as State Secretary of Finance of Rio Grande do Sul and as Chairman of the Board of Directors of Banrisul. From 1985 to 1998, Mr. Augustin was: Secretary of Finance of the Municipality of Porto Alegre, Economic Advisor to the Mayor, among other positions held.

Ernani de Almeida Ribeiro Junior. Mr. Ribeiro Junior has an undergraduate degree in business administration from the Nogueira da Gama College, with an MBA in Business Administration from Fundação Getúlio Vargas, and graduate degrees in Business Management from Fundação Dom Cabral and in Marketing and Foreign Trade from INPG. MR. Ribeiro Junior has been our employee since 1986, and currently holds the position of advisor and coordinator of the Boa Idéia Program, which encourages our employees to suggest improvements to our business processes, especially those related to cost reduction, occupational safety and the environment. Mr. Ribeiro Junior was an alternate member of the Board of Directors of Embraer from April 2011 to April 2013.

Israel Vainboim. Mr. Vainboim was a member of the Board of Directors of Itaú Unibanco S.A. from 2009 to April 2015. He is a member of the Board of Directors of Cia. Iochpe-Maxion, member of the Decision-making Council of MAM (Museu de Arte Moderna de São Paulo), Chairman of the Fiscal Council of Albert Einstein Hospital in São Paulo and Chairman of the Board of the Brazilian-Israeli Chamber of Commerce. Mr. Vainboim served at Unibanco in various capacities since 1969. Mr. Vainboim was also the President of Unibanco from 1988 to 1992 and member of its Board of Directors until 2008. Mr. Vainboim was president of Unibanco Holdings S.A. from 1994 to 2007, Chairman of the Board of Directors and President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. He was first elected to the Board of Directors of Embraer in April 2009 and he is an independent member. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

João Cox Neto. Mr. Cox has a degree in economics from the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec in Montréal Quebec, Canada, and the PSC’s Oxford University. Mr. Cox speaks Portuguese, English, French and Spanish. Mr. Cox heads Cox Investments & Advisory, a boutique investment firm providing M&A, financing and consulting services as well as holding interests in private equity funds. He was also a member of the Board of Directors of companies in various countries (Brazil, Argentina, Netherlands and Israel), and acted as advisor for the CRSFN—Appeals Council of the National Financial System, the Board of Directors of ABRASCA (Brazilian Association of Listed Companies) and IBRI (Brazilian Institute of Investor Relations). Mr. Cox serves on the Board of Directors of Estácio de Sá S.A. Since April 1999 he has been deeply involved with the telecommunications industry, in the capacities of President, CEO or vice president. From 2006 to 2010, he served Claro, the second largest mobile operator in Brazil, as President, CEO or Vice-President. From April 1999 to August 2004 he served as Vice-President Finance and Investor Relations of Telemig Celular Participações and Tele Norte Celular Participações, and at the same time was also the CEO of Telemig Celular and Amazonia Celular. In 2005 he served as Vice-Chairman of the Board of Directors of Cellcom, the largest mobile operator in Israel. Mr. Cox maintains ties with the universities where he taught for several years at the undergraduate and graduate levels. Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a member of the Human Resources Committee and the Strategy Committee.

Josué Christiano Gomes da Silva. Mr. Gomes da Silva is President of the Companhia de Tecidos Norte de Minas – Coteminas, leader in the bed and bath segment, with production facilities throughout Brazil. Mr. Gomes da Silva is founder and chairman of the Board of Directors of Cantagalo General Grains S.A., a company involved in production, marketing and logistics of grain, and member of the Board of Directors of Embraer. Mr. Gomes da Silva served as member of the Board of the Institute for Studies in Industrial Development—IEDI, having chaired the institute from 2005 to 2009, President Emeritus and Member of the Supreme Council of the Association of the Textile and Clothing Industry—ABIT, having chaired the organization from 2005 to 2007, Third Vice-President of the Federation of Industries of the State of São Paulo – FIESP, Vice-Chairman of the Business Council of Latin America – CEAL, Member of the Brazil-US CEOs Forum, Member of the Corporate Council of the Vanderbilt University Owen Graduate School of Management, President of the International Textile Manufactures Federation – ITMF, and member of the Board of Visitors of the Institute of Cancer of São Paulo Octavio Frias de Oliveira – ICESP. Mr. Josué has a degree in Civil Engineering from the Federal University of Minas Gerais, and a Bachelor of Law degree from Law School at Milton Campos. He won the “Gold Medal” (Founder Medal) at Vanderbilt University – United States, where he concluded his Master degree in Business Administration – MBA.

Paulo Roberto de Oliveira. Mr. Oliveira has a degree in mechanical engineering with specialization in project management and MBA in business management. He has been an employee of Embraer since 1987 and has performed several duties, such as expert analyst of planning, including as adviser to Vice President of Engineering, Technology Development and Strategic Planning. Mr. Oliveira is responsible for the planning of new products in their early stages. Mr. Oliveira is Chairman of the Board of CIEMB – Clube de Investimento dos Empregados da Embraer (Investment Club of Embraer Employees), and is its representative on the Board of Directors of Embraer.

Samir Zraick. Mr. Zraick was chief financial officer of Vale S.A., and head of its U.S. affiliate from 1971 to 1986, being responsible for the financial formulation of Carajás Project. Subsequently, Mr. Zraick was a member of the Board of Directors of Vale during 2000 and served as a Special Advisor and member of Vale’s Strategic Committee from 2001 to 2004. Mr. Zraick served as Finance and Development Director of Caemi Mineração e Metalurgia S.A. from 1986 to 1998. Mr. Zraick was a member of the Board of Directors and Chairman of the Marketing Committee of Quebec Cartier Mining, in Montreal, Quebec, Canada, from 1990 to 1999. He served as a Board Member of Canico Resources in Vancouver, British Columbia, Canada, from July 2004 to March 2006. He was first elected in March 2006 to the Board of Directors of Embraer and he is an independent member.

Vitor Paulo Camargo Gonçalves. Mr. Gonçalves is Director of Planning of Previ, elected to serve until May 2014. He joined the Bank of Brazil in 1976 and has served with Previ as Director of Participation, Deliberative Officer and Audit Committee. He is member of the Board of Directors of Embraer S.A., having served as Board member in Paranapanema S.A., Petroflex S.A., Invepar S.A and Kepler Weber S.A. He is a member of the Board of ABRAPP—Brazilian Association of Pension Funds, as the representative of Previ, President of the ICSS and member of the Board of the National Association of Officials of the Bank of Brazil—ANABB. He holds an undergraduate degree in Business Administration from Mackenzie University, and has graduate degrees in Business Management from Fundação Getúlio Vargas (RJ), with specialization in business management from Fundação Dom Cabral (MG) and IBMEC (RJ); in corporate governance from IBMEC (RJ) and IBGC—Brazilian Institute of Corporate Governance; and in management of pension funds from the Wharton School in Philadelphia (USA). Mr. Gonçalves is an independent member of the Board of Directors of Embraer.

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•	Strategies Committee: which has no executive power. The primary purpose of the Strategies Committee is to assist the Board of Directors in its functions. The independent members of our Board of Directors and Board of Executive Officers may serve on this committee. The Strategies Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic plan. The current members of the Strategies Committee are Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Josué Christiano Gomes da Silva and João Cox Neto.

•	Audit and Risks Committee: See “Item 6C.—Board Practices—Audit and Risks Committee” below.

•	Human Resources Committee: the members are appointed by our Board of Directors. The members of the Human Resources Committee must be independent members of our Board of Directors or our Executive Officers. Its purpose is to assist the Board of Directors in connection with human resources issues which include appointing and removing Executive Officers from office and designating their duties as provided by the bylaws, compensation and human relations policy, transferring of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are Vitor Paulo Camargo Gonçalves (coordinator), João Cox Neto, Alexandre Gonçalves da Silva and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current Executive Officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	53	President and Chief Executive Officer	1995
Mauro Kern Junior	54	Executive Vice President – Engineering and Technology	2007
Paulo Cesar de Souza e Silva	59	Executive Vice President – Commercial Aviation	2010
Artur Aparecido V. Coutinho	66	Chief Operating Officer	2005
Jackson Medeiros de F. Schneider	50	Executive Vice President – Personnel, Institutional Relations and Sustainability	2012
José Antonio de Almeida Filippo	54	Executive Vice President – Chief Financial and Investor Relations Officer	2012
Marco Tulio Pellegrini	56	Executive Vice President of Executive Jets Market	2013
Terena Penteado Rodrigues	41	Executive Vice President – General Counsel	2013

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

Paulo Cesar de Souza e Silva. Mr. Silva joined the company in 1997 and spent 13 years focusing and developing Embraer’s Customer Financing strategies. Since April 2010 he has been the President & CEO of Embraer Commercial Aviation. As Embraer’s representative at Aviation Working Group, an international industry organization dedicated to developing initiatives to foster and facilitate advanced aviation financing, Mr. Silva contributed to the development and implementation of the Cape Town Treaty and the Aircraft Sector Understanding (ASU), which regulates the terms and conditions for Export Credit Agencies support. Both are key instruments to the airlines gaining access to efficient aircraft financing. Prior to joining Embraer, Mr. Silva held many executive positions within the international bank industry. He holds a bachelor’s degree in economics from Mackenzie University (Sao Paulo—Brazil) and a MBA earned in Switzerland.

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

Jackson Medeiros F. Schneider. Mr. Schneider is Chief Executive Officer of Embraer Defense & Security and previously he held the position of Executive Vice President of People, Institutional Relations, and Sustainability of Embraer. He has a Law degree from the University of Brasilia—UNB, and an MBA from the Business School of São Paulo. He began his career in the Ministry of Justice (Brazilian Government). In the private sector, he was Deputy Director of Corporate Affairs of Unilever and Vice President of Human Resources, Legal Relations and Corporate Affairs of Mercedes Benz Brazil. In addition, Mr. Schneider was President of ANFAVEA (Brazilian Vehicle Manufacturer Association) and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products, and Related Items), as well as a member of the Board of Tax Council of the Ministry of Economy and Finance, among other assignments. He is currently Vice President of the FIESP (State of São Paulo industry federation), and Board member of organizations including the Biennial Foundation of São Paulo, the Ayrton Senna Institute, the AACD (association to support disabled children) and MASP (São Paulo’s Art Museum Assis Chateaubriand), among others.

José Antonio de Almeida Filippo. In June 2012, Mr. José Antonio de Almeida Filippo was elected CFO and Investor Relations Executive Vice-President of Embraer. Mr. Filippo started his career at Gafisa Imobiliária, in which he held the position of CFO and Administrative Director. From 1995 to 2000 he held the Corporate Financial Manager position at Reynolds Aluminum—Latasa. From 2000 to 2004, he held the position of CFO of Latin America at Ingersoll-Rand Company. From June 2004 to 2010 he held the position of CFO and Investors Relations Vice-President at CPFL Energia. Since March 2010, he held the position of CFO of Companhia Brasileira de Distribuição (Grupo Pão de Açucar), before joining Embraer. Mr. Filippo has a degree in Civil Engineering from the Federal University of Rio de Janeiro in 1983, with postgraduate studies in Finance at the Catholic University of Rio de Janeiro and IBMEC—Brazilian Institute of Capital Markets. He also participated in the Program Development and Management at the Harvard Business School in 1999.

Marco Tulio Pellegrini. In January 2014, Mr. Pellegrini was appointed President and CEO of Embraer Executive Jets, after having served close to three years as Embraer’s Senior Vice President Operations and COO. His experience in the aerospace industry spans more than 25 years, most of which have been spent in senior management at Embraer. Prior to his roles in the Executive Jets segment, Mr. Pellegrini was Embraer’s VP of New Programs – Airline Market and before that Vice President of Production and Industrial Strategy, responsible for manufacturing, manufacturing engineering, tooling and industrial architecture. Mr. Pellegrini also served as VP of Market Intelligence for Executive Jets, responsible for product strategies, sales support, market assessment, marketing and competitive analysis for business aviation. He was formerly responsible for industrial architecture and site selection of new Embraer facilities as Sr. Manager for Industrial Planning. Before joining Embraer, Mr. Pellegrini spent time at Vasp, a major Brazilian airline, as Sr. Manager for Quality Assurance. In addition, he did a year-long training program at McDonnell Douglas’ Long Beach facility in the R&D and production liaison areas. Mr. Pellegrini holds a Master’s degree of Science in Mechanical Engineering from São Paulo University. After graduating from university, Mr. Pellegrini began his career as a manufacturing engineer at an automobile parts manufacturer.

Terena Penteado Rodrigues. Mrs. Rodrigues holds a LL.B. from the University of São Paulo Law School and an LL.M. from the Georgetown University Law Center (Washington, DC). She joined Embraer in 2004 as Legal Advisor, becoming Associate General Counsel for industry/regulatory and later for sales/aftermarket. She became Senior Vice President, General Counsel & Compliance in 2012, and since April 2013 she is the Executive Vice President, General Counsel. Before Embraer, she worked as Senior Legal Counsel at United Technologies Corporation (Hartford, CT), and as an International Associate at Wilmer, Cutler & Pickering (Washington, DC).

6B.	Compensation

Overview

Our Executive Officers, directors and fiscal council members are entitled to fixed compensation. In addition, our Executive Officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2014, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risks Committee, the Conselho Fiscal and the Executive Officers for services in all capacities was US$18.6 million: US$3.8 million to members of the Board of Directors, US$0.3 million to members of the Conselho Fiscal and US$14.5 million to the Executive Officers.

For the fiscal year ended December 31, 2014, members of our committees of the Board of Directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.8 million, which is included in the US$18.6 million compensation mentioned above.

In addition, in 2014, we contributed US$0.3 million for the payment of pension benefits to our Executive Officers. Members of our Board of Directors and Conselho Fiscal do not receive such benefits. The board members, Conselho Fiscal members and Executive Officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2014, none of the board members, Conselho Fiscal members or Executive Officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In addition, on December 31, 2014, our board members and Executive Officers owned an aggregate of 264,896 common shares.

For additional information on our executive compensation, see Note 15.2 of our consolidated financial statements as of and for the year ended December 31, 2014.

Stock Option Plan

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. Our Board of Directors may choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our Board of Directors may grant stock options to persons employed with us for less than two years with a view to hiring and retaining strategic personnel. Our Board of Directors may also determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our Board of Directors, after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase up to 1.5% of our common shares, and the options vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted. As of December 31, 2012, 6,510,000 options had been granted on April 30, 2010, at an exercise price of R$10.19 per share, 6,345,000 options had been granted on January 18, 2011, at exercise prices of R$12.05 per share, 150,000 options had been granted on March 16, 2011, at exercise prices of R$12.89 per share, 4,860,000 options had been granted on January 23, 2012, at an exercise price of R$11.50 per share, 4,494,000 options had been granted on March 20, 2013, at exercise prices of R$15.71 per share, 584,400 options had been granted on April 25, 2013, at exercise prices of R$16.81 per share.

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

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has the main objective to attract and retain highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company and its shareholders. Participants in the plan will receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares. We will pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the 10 trading sessions preceding the relevant determination date three, four and five years after the grant of the virtual shares, respectively. On February 25, 2014, we approved a total benefit of US$13.0 million under the plan, equivalent to 1,570,698 virtual shares with a fair value of US$4.0 million at December 31, 2014, equivalent to 170,486 virtual shares. For more information on this plan, see Note 30.2 of our audited consolidated financial statements for the year ended December 31, 2014.

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

For the 2014, 2013, 2012, 2011 and 2010 fiscal years, we distributed US$47.8 million, US$57.2 million, US$36.1 million, US$33.4 million and US$41.3 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2014, 2013, 2012, 2011 and 2010 were US$29.2 million, US$28.1 million, US$27.4 million, US$28.4 million and US$22.8 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

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

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded was US$57 million on December 31, 2012 and US$68.5 million on December 31, 2013 and US$36.8 million on December 31, 2014. As of December 31, 2011, we had recorded no provision.

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this plan. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies. The provision recorded was US$4.4 million on December 31, 2012 and US$2.5 million on December 31, 2013 and US$4.4 million on December 31, 2014.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

D&O Insurance

We maintain officers’ and directors’ liability insurance in the total amount of US$100 million. This insurance covers our officers and directors for liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely by reason of his or her serving in such capacity.

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

Set forth below are the names, ages, the year first elected and positions of the members of our Audit and Risks Committee elected at our annual shareholders’ meeting held on April 16, 2014.

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	50	Coordinator and Effective member	2011
Israel Vainboim	70	Effective member	2011
Samir Zraick	73	Effective member	2011
Vitor Paulo Camargo Gonçalves	58	Effective member	2011

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

Our Conselho Fiscal is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Conselho Fiscal and respective alternates, elected at our annual shareholders’ meeting held on April 16, 2014.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	52	Effective member	2008
Tarcísio Luiz Silva Fontenele	52	Alternate	2001
José Mauro Laxe Vilela	67	Effective member	2011
Wanderley Fernandes da Silva	41	Alternate	2011
Taiki Hirashima	74	Effective member	2004
Carla Alessandra Trematore	39	Alternate	2013
Eduardo Coutinho Guerra(2)	48	Effective member	2007
Marcus Pereira Aucélio	48	Alternate	2013
Nelson de Menezes Filho	58	Effective member	2013
José Pedro da Broi	56	Alternate	2014

(1)	President of the Conselho Fiscal.
(2)	Vice-President of the Conselho Fiscal.

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, which number includes the employees of our consolidated joint ventures and subsidiaries OGMA, HEAI, ECTS, EZ Air, AST (EUA), Atech, Bradar, Harpia, Visiona and Savis:

	At December 31,
	2014	2013	2012	2011	2010
Production Process	6,945	6,628	6,558	6,950	8,541
Research and Development	5,948	5,914	5,245	4,463	3,373
Customer Support	3,797	3,737	3,269	3,035	3,026
Administrative – Production Support	2,006	2,067	2,367	2,218	2,453
Administrative – Corporate	3,605	3,302	2,711	2,600	1,491

Total	22,301	21,648	20,150	19,266	18,884

Approximately 82.0% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 91.7% at December 31, 2014. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2014, our board members and Executive Officers owned an aggregate of 264,896 of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares.

See “Item 6B.—Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with a total aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31, 2014:

	Common Shares
	Shares	(%)
Oppenheimer Funds(1)	91,017,851	12.30
PREVI(2)	49,713,903	6.71
Baillie Gifford & Co.(3)	47,849,248	6.46
BNDESPAR(4)	39,762,489	5.37
União Federal/Brazilian federal government(6)	1	0.0
Shares in company treasury	5,494,583	0.74
Others	506,626,969	68.42

Total	740,465,044	100.0

(1)	Oppenheimer Funds is one of the largest asset management companies in the United States, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and sub-advisory investment-management services.
(2)	Banco do Brasil Employee Pension Fund, or PREVI, was founded in 1904 as a pension fund for the employees of Banco do Brasil S.A., which is controlled by the Brazilian federal government.
(3)	Baillie Gifford & Co., also known as Baillie Gifford International, L.L.C., is an Edinburgh, Scotland-based independent investment management firm. The firm is 100% owned by its senior partners. The firm manages the Baillie Gifford series of funds in addition to other funds and caters to individuals and institutions.
(4)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(5)	Thornburg Investment Management is an employee-owned investment management company based in Santa Fe, New Mexico. The firm manages the Thornburg series of mutual funds in addition to other funds for select institutions and individuals.
(6)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4B. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On December 31, 2014, we had approximately 41,000 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2014, an aggregate of 95,959,138 common shares in the form of ADSs were held by 145 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian federal government veto rights over certain military-related programs and corporate actions (such as transfers of control and changes in our name, logo and corporate purposes). See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of February 28, 2014, in addition to the “golden share,” the Brazilian federal government owned an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, for the purposes of this Form 20-F’s disclosure requirements, we consider transactions between Embraer and the Brazilian federal government or its agencies as falling within the definition of “related party transactions.”

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

A Major Customer (Brazilian Federal Government)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2014, the Brazilian federal government, principally through the Brazilian Air Force, accounted for 16% or US$1,004.5 million, of the revenue of our Defense & Security segment. In addition, as of December 31, 2014, the Brazilian Air Force owed us US$270.4 million in trade account receivables and had a credit against us of US$198.5 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4C. Information on the Company—Business Overview—Defense & Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian Federal Government. As of December 31, 2014, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$437.7 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2014 had a total outstanding balance of US$97.6 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2014, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$321.8 million, which is recorded as a non-current liability on our statement of financial position. In addition, we maintained outstanding Export Credit Notes with Banco do Brasil in the total amount of US$76.0 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Caixa Econômica Federal

Caixa Econômica Federal is a state-owned bank controlled by the Brazilian federal government. As of December 31, 2014 we maintained outstanding Export Credit Notes with Caixa Econômica Federal in the total amount of US$37.7 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Caixa Econômica Federal, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

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

A Service Provider (Banco do Brasil)

At December 31, 2014, we maintained cash and cash equivalents of US$240.7 million with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$320.5 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. See Note 23 and Note 26 to our audited consolidated financial statements for a further discussion of our labor lawsuits.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of such taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2014, there was a US$136.1 million provision recorded as a liability (taxes and payroll charges) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. See Note 23 and Note 26 to our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ Investigation. We received in September, 2010 a subpoena from the SEC and associated inquiries from the DOJ concerning possible non-compliance with the FCPA in relation to certain aircraft sales outside of Brazil. In response we retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, we voluntarily expanded the scope of the internal investigation to include sales in other countries, have reported on these matters to the SEC and the DOJ and have otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and our own internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement we enter into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of our outside counsel, we believe that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. We will continue to promote enhancements and update our compliance program.

Other Proceedings. In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 23 and Note 26 to our audited financial statements.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under IFRS. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts determined under IFRS in our parent company financial statements. Such amount for distribution is equal to our net income after taxes less any amounts allocated from such net income after taxes to:

•	the legal reserve;

•	a contingency reserve for anticipated losses; and

•	an unrealized revenue reserve.

For further information on amounts available for distributions, see Note 29 to our audited consolidated financial statements.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$180.3 million, which was equal to 8.3% of our paid-in capital at December 31, 2014.

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

According to our bylaws and subject to shareholder approval, our Board of Directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes under IFRS. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount (discussed below). Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

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

At December 31, 2014, unappropriated retained earnings of R$3,454.4 million (equivalent to US$2,208.5 million) were recorded in our statutory parent company books under IFRS. At December 31, 2013, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law. For further information, see Note 29 to our audited consolidated financial statements.

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

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under IFRS for the relevant fiscal year. Brazilian companies, like us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed in lieu of dividends as part of the mandatory distributable amount. Such payments of interest on shareholders’ equity are treated as deductible tax expense for Brazilian income and social contribution tax purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

The Brazilian Corporate Law permits a company to pay interim dividends out of preexisting and accumulated profits determined under IFRS for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our bylaws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided the mandatory dividend has already been distributed to the shareholders. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our Board of Directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, such dividends cannot exceed the amount of capital reserves.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of approval	Period in which profits were generated	Total amount of Distribution
		(in R$ millions)	(in US$ millions) (1)
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	15.0
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12 ,2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)(7)	Full year of 2013	49.0	20.9
March 11, 2014(2)	First quarter of 2014	36.6	16.2
June 10, 2014(2)	Second quarter of 2014	36.7	16.7
September 11, 2014(2)	Third quarter of 2014	36.7	14.9
December 4, 2014(2)(6)	Fourth quarter of 2014	88.2	33.1
April 15, 2015(3)(7)	Full year of 2014	16.1	6.1

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.
(7)	Proposal pending shareholder approval.

In 2014, we distributed US$80.9 million in interest on shareholders’ equity or/and dividends in connection with profits generated in the year ended December 31, 2014. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated during the first half of 2014, the third quarter of 2013 and the fourth quarter of 2014 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

No significant changes or events have occurred after the close of the statement of financial position date at December 31, 2014, other than the events already described in this annual report.

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

	Price in U.S. dollars per ADS
	High	Low
2010
Year	31.25	20.01
2011
Year	35.27	21.40
2012
Year	35.29	23.06
2013
First quarter	35.67	26.80
Second quarter	38.58	32.35
Third quarter	39.22	31.74
Fourth quarter	35.33	29.36
Year	39.22	26.80
2014
First quarter	36.48	29.86
Second quarter	37.80	33.59
Third quarter	39.97	36.87
Fourth quarter	39.21	34.33
Year	39.97	29.86
Month ended:
October 31, 2014	39.21	34.89
November 30, 2014	38.42	35.73
December 31, 2014	37.67	34.33
January 31, 2015	37.04	32.26
February 28, 2015	36.79	34.99

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Trading prices for the common shares until June 2, 2006 are for the former Embraer common shares. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2010
Year-end	12.84	9.21
2011
Year	14.30	8.54
2012
First quarter	14.64	11.74
Second quarter	16.53	12.86
Third quarter	14.34	11.87
Fourth quarter	14.52	12.77
Year	16.53	11.74
2013
First quarter	18.00	13.77
Second quarter	21.25	16.01
Third quarter	21.70	17.82
Fourth quarter	19.05	16.35
Year	21.70	13.77
2014
First quarter	21.15	18.27
Second quarter	21.07	18.62
Third quarter	24.15	20.44
Fourth quarter	25.26	21.10
Year	25.26	18.27
Month ended:
October 31, 2014	24.40	21.10
November 30, 2014	24.78	23.07
December 31, 2014	25.26	22.45
January 31, 2015	24.85	21.23
February 28, 2015	26.26	23.74

On March 19, 2015, the closing sale price for our common shares on the São Paulo Stock Exchange was R$25.63, which is equivalent to US$31.62 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$31.88. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.24 trillion, equivalent to US$0.89 trillion at December 31, 2014. In comparison, the NYSE had a market capitalization of approximately US$19.4 trillion at the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At December 31, 2014, we accounted for approximately 0.81% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2014, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 45.65% of the total market capitalization of all listed companies.

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

Description of Capital Stock

General

As of December 31, 2014, our capital stock consisted of a total of 740,465,044 common shares, without par value, including 5,494,583 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

None.

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

Our short and long-term debt obligations totaled US$2,508.1 million at December 31, 2014 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$1,587.0 million), approximately US$1,413.7 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to LIBOR. Of our US$838.7 million Brazilian real-denominated debt at December 31, 2014, US$44.0 million bears interest at a variable rate based on the TJLP, the long-term interest rate in Brazil, US$0.1 million bears interest at a variable rate based on the CDI, and US$794.6 million bears interest at a fixed rate of 4.88% per annum. The TJLP was 5.0% per annum at December 31, 2014. Our Euro-denominated debt totaled US$82.4 million at fixed rate at December 31, 2014.

The table below provides information about our short-term debt obligations as of December 31, 2014 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2014	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.99	19.4	19.4
U.S. dollars (LIBOR indexed)	2.04	3.7	3.7
Euro (fixed rate)	2.91	6.7	6.7
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	4.88	44.4	44.4
Reais (CDI indexed)	12.77	0.1	0.1
Reais (TJLP indexed)	6.53	15.4	15.4

Total short-term debt		89.7	89.7

The table below provides information about our long-term debt obligations as of December 31, 2014 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2014	Total Amount Outstanding	2016	2017	2018	2019	2020 and there-after	Total Fair Value
Long-Term Debt	(%)
U.S. dollars (fixed rate)	5.99	1,390.6	1.4	241.0	0.4	0.4	1,209.0	1,544.3
U.S. dollars (LIBOR indexed)	2.04	173.3	1.9	1.9	2.0	20.1	148.8	173.3
Euro (fixed rate)	2.91	75.7	29.0	16.0	28.3	1.2	1.2	75.7
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	4.88	750.1	367.7	183.2	59.2	49.6	90.4	750.1
Reais (CDI indexed)	12.77	—	—	—	—	—	—	—
Reais (TJLP indexed)	6.53	28.6	12.1	12.1	4.1	0.1	0.2	28.6

Total long-term debt		2,418.4	412.1	456.3	94.1	71.3	1,384.6	2,572.1

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$505.7 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations and convert US$4.9 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2014, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2014	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.99	19.7	19.7
U.S. dollars (LIBOR indexed)	2.03	3.4	3.4
Euro (fixed rate)	2.91	6.7	6.7
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	3.55	36.1	36.1
Reais (CDI indexed)	7.35	8.4	8.4
Reais (TJLP indexed)	6.53	15.4	15.4

Total short-term debt		89.7	89.7

The table below provides information about our long-term debt obligations as of December 31, 2014, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2014	Total Amount Outstanding	2016	2017	2018	2019	2020 and thereafter	Total Fair Value
Long-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.99	1,394.3	1.8	241.4	0.8	0.8	1,211.8	1,548.0
U.S. dollars (LIBOR indexed)	2.04	169.6	1.5	1.6	1.6	19.6	146.1	169.6
Euro (fixed rate)	2.91	75.7	29.0	16.0	28.3	1.2	1.2	75.7
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	3.55	252.8	54.9	68.2	43.4	33.8	67.9	252.8
Reais (CDI indexed)	12.77	497.4	321.5	121.7	15.8	15.8	22.6	497.4
Reais (TJLP indexed)	6.53	28.6	12.1	12.1	4.1	0.1	0.2	28.6

Total long-term debt		2,418.4	412.1	456.3	94.1	71.3	1,384.6	2,572.1

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

Our cash flow exposure comes as a result of the fact that approximately 10% of our net revenues and 25% of our total costs are denominated in reais. Having more real denominated costs than revenues generates such exposure. For further information on our hedges and derivate instruments, see Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2014.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2014, as well as the derivative transactions outstanding at the same date:

		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2015	2016	2017	2018	2019	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In reais	1,392.4	1,392.4	—	—	—	—	—	1,392.4
In Euro	11.0	11.0	—	—	—	—	—	11.0
In Other Currencies	54.2	54.2	—	—	—	—	—	54.2
Trade accounts receivable
In reais	77.9	77.9	—	—	—	—	—	77.9
In Euro	116.8	116.8	—	—	—	—	—	116.8
In Other Currencies	1.1	1.1	—	—	—	—	—	1.1
Deferred income tax assets
In Euro	7.5	0.7	0.7	0.7	0.6	0.7	4.1	7.5
In Other Currencies	0.6	0.1	0.1	0.1	0.1	0.1	0.1	0.6
Other assets
In reais	338.3	151.6	186.7	—	—	—	—	338.3
In Euro	25.0	17.6	7.4	—	—	—	—	25.0
In Other Currencies	5.4	5.4	—	—	—	—	—	5.4
Total Assets in reais	1,808.6	1,621.9	186.7	—	—	—	—	1,808.6
Total Assets in Euro	160.3	146.1	8.1	0.7	0.6	0.7	4.1	160.3
Total Assets in Other Currencies	61.3	60.8	0.1	0.1	0.1	0.1	0.1	61.3
LIABILITIES
Loans
In reais	838.7	59.9	379.8	195.3	63.3	49.7	90.7	838.7
In Euro	82.4	6.7	29.0	16.0	28.4	1.2	1.1	82.4
Accounts payable to suppliers
In reais	114.7	114.7	—	—	—	—	—	114.7
In Euro	95.2	95.2	—	—	—	—	—	95.2
In Other Currencies	0.6	0.6	—	—	—	—	—	0.6
Customer advances
In reais	—	—	—	—	—	—	—	—
Other accounts payable & accrued liabilities
In reais	673.0	412.4	260.6	—	—	—	—	673.0
In Euro	175.3	109.5	65.8	—	—	—	—	175.3
In Other Currencies	4.0	3.0	1.0	—	—	—	—	4.0
Taxes and payroll charges payable
In reais	263.2	119.2	60.8	24.3	13.1	8.2	37.6	263.2
In Euro	5.4	5.4	—	—	—	—	—	5.4
In Other Currencies	—	—	—	—	—	—	—	—
Accrued taxes on income
In reais	3.1	3.1	—	—	—	—	—	3.1
In Euro	(20.5)	(20.5)	—	—	—	—	—	(20.5)
In Other Currencies	2.0	2.0	—	—	—	—	—	2.0
Deferred income tax liabilities
In reais	233.6	21.2	21.2	21.2	20.0	21.6	128.4	233.6
In Other Currencies	1.1	0.1	0.1	0.1	0.l	0.l	0.6	1.1
Accrued dividends
In reais	37.3	37.3	—	—	—	—	—	37.3
Contingencies
In reais	39.9	4.6	—	—	—	—	35.3	39.9
In Euro	23.2	0.2	—	—	—	—	23.0	23.2
Total liabilities in reais	2,203.5	772.4	722.4	240.8	96.4	79.5	292.0	2,203.5
Total liabilities in Euro	361.0	196.5	94.8	16.0	28.4	1.2	24.1	361.0
Total liabilities in Other Currencies	7.8	5.8	1.1	0.1	0.1	0.l	0.6	7.8
Total exposure in reais	(394.9)	849.5	(533.7)	(240.8)	(96.4)	(79.5)	(292.0)	(394.9)
Total exposure in Euro	(200.7)	(50.4)	(86.7)	(15.3)	(27.8)	(0.5)	(20.0)	(200.7)
Total exposure in Other Currencies	53.5	55.0	(1.0)	—	—	—	(0.5)	53.5

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

Depositary Fees and Charges

The depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect to share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities, and (ii) each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be) plus any additional fees charged by any governmental authorities or other institutions such as the Companhia Brasileira de Liquidação e Custódia (the Brazilian Clearing and Depository Corporation) or the BM&FBOVESPA S.A. – Bolsa de Valores, MErcadorias e Futuros, the stock exchange on which the shares are registered for trading. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by ADS Holders, by any party depositing or withdrawing shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs pursuant to section 10 of the deposit agreement, whichever is applicable:

•	a fee of $.02 or less per ADS for any cash distribution made pursusant to the deposit agreement;

•	a fee of U.S.$1.50 per ADR or ADRs or transfers made pursuant to section 3 of the deposit agreement;

•	a fee for the distribution or sale of securities pursuant to section 10 of the deposit agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs, referred to above which would have been charged as a result of the deposit of such securities (for purposes of section 7 of the deposit agreement treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to ADS holders entitled thereto;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our common shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	an aggregate fee of U.S.$.02 per ADS per calendar year (or portion thereof) for the services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendary year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducing such charge from one or more cash dividends or other cash distributions); and

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursusant to agreements from time to time between us and the depositary, except:

•	stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares);

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADRs or deposited securities (which are payable by such persons or holders);

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities; there are no such fees in respect of the shares as of the date of the deposit agreement); and

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion, JPMorgan and/or its agent may act as principal for such conversion of foreign currency.

Such charges may at any time and from time to time be changed by agreement between us and the depositary.

Depositary Payments for the Year December 31, 2014

In 2014, JPMorgan Chase Bank paid US$2.5 million in connection with investor relations related expenses of Embraer incurred in 2014 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2014, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2014 and 2013:

Principal accountant fees and services	Year ended December 31,
	2014	2013
	(in US$ thousands)
Audit Fees	2,873	3,095
Audit-Related Fees	61	89
Tax Fees	37	162

All Other Fees	2	10

Total	2,973	3,356

Audit Fees

Audit fees consisted of the aggregate fees in connection with (1) the audit of our annual financial statements and quarterly limited reviews under Brazilian GAAP and IFRS as issued by the IASB, which are published in Brazil and United States (filed with the SEC on Form 6-K), (2) our annual consolidated statements under IFRS as issued by the IASB and (3) statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees billed in 2014 in connection with services related to regulatory compliance by certain of our subsidiaries.

Tax Fees

Tax fees in 2014 consisted of the aggregate fees billed by KPMG Auditores Independentes in connection with tax compliance for some of our subsidiaries.

All Other Fees

All other audit fees refer to miscellaneous permitted services rendered by KPMG Auditores Independentes in 2014 and 2013.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit and audit-related services provided by KPMG Auditores Independentes. Any services provided by KPMG Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2014, 2013, 2012, 2011and 2010, none of the fees paid to KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or Executive Officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B Code of Ethics.” We review our Code of Ethics every two years. The last version of the Code of Ethics is the 4th Edition reviewed on September 11, 2014.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on March 8, 2013, incorporated herein by reference from Form 6-K furnished on March 11, 2013. (English translation).

2.1	Form of Amended and Restated Deposit Agreement, as amended, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

4.1	Protocol of Merger and Justification of Embraer-Empresa Brasileira de Aeronáutica S.A. with and into Rio Han Empreendimentos e Participações S.A., dated as of January 19, 2006, and exhibits thereto, or Merger Agreement (English translation), incorporated herein by reference from Exhibit 2.1 to Embraer’s Registration Statement No. 333-132289.

4.2	Lease Agreement, as amended, between Howard County and Embraer Aircraft Corporation, dated as of April 21, 1998, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

4.3	Lease Agreement, as amended, between the Paris Airport and Embraer, dated as of January 1, 1999, together with an English translation, incorporated herein by reference from Exhibit 10.6 to Embraer’s Registration Statement No. 333-12220.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, dated September 11, 2014.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

By:	/S/ FREDERICO PINHEIRO FLEURY CURADO
Name: Frederico Pinheiro Fleury Curado Title: President and Chief Executive Officer

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Executive Vice-President and Chief Financial and Investor Relations Officer

Date: March 27, 2015

Embraer S.A.

Consolidated Financial Statements at

December 31, 2014

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (“The Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited Embraer S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Embraer S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Embraer S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Auditores Independentes

São José dos Campos—Brazil

March 27, 2015

Embraer S.A.

Consolidated Statements of Financial Position

as of December 31, 2014 and 2013

In millions of U.S. dollars

ASSETS	Note	12.31.2014	12.31.2013
CURRENT
Cash and cash equivalents	5	1,713.0	1,683.7
Financial investments	6	710.6	939.9
Trade accounts receivable, net	7	696.9	572.2
Derivative financial instruments	8	5.2	14.6
Customer and commercial financing	9	13.6	9.6
Collateralized accounts receivable	10	9.0	10.5
Inventories	12	2,405.3	2,287.3
Income tax and social contribution		89.2	88.2
Other assets	13	167.9	161.8

		5,810.7	5,767.8

NON-CURRENT
Financial investments	6	45.8	45.4
Trade accounts receivable	7	6.9	6.5
Derivative financial instruments	8	12.7	15.8
Customer and commercial financing	9	55.0	64.1
Collateralized accounts receivable	10	416.6	415.4
Guarantee deposits	11	582.0	574.7
Deferred income tax and social contribution	24	8.1	8.5
Other assets	13	186.1	141.9

		1,313.2	1,272.3
Investments		0.4	—
Property, plant and equipment, net	16	2,025.8	1,993.3
Intangible assets	17	1,260.9	1,109.1

		4,600.3	4,374.7

TOTAL ASSETS		10,411.0	10,142.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position

as of December 31, 2014 and 2013

In millions of U.S. dollars

LIABILITIES	Note	12.31.2014	12.31.2013
CURRENT
Trade accounts payable	19	980.6	1,013.6
Loans and financing	20	89.7	79.3
Non-recourse and recourse debt	10	10.3	12.1
Other payables	21	324.5	304.8
Contribution from suppliers		—	33.6
Advances from customers	22	652.5	875.9
Derivative financial instruments	8	15.4	13.7
Taxes and payroll charges payable	23	125.6	133.1
Income tax and social contribution		8.6	18.8
Financial guarantee and residual value	25	29.5	90.0
Dividends payable	29.8	37.3	45.7
Unearned income		183.5	173.6
Provisions	26.1	95.4	98.5

		2,552.9	2,892.7

NON-CURRENT
Loans and financing	20	2,418.4	2,115.0
Non-recourse and recourse debt	10	389.7	388.1
Other payables	21	87.6	88.3
Advances from customers	22	176.1	131.1
Taxes and payroll charges payable	23	144.1	215.6
Deferred income tax and social contribution	24	270.4	209.2
Financial guarantee and residual value	25	208.5	203.5
Unearned income		145.4	101.1
Provisions	26.1	153.1	165.7

		3,993.3	3,617.6

TOTAL LIABILITIES		6,546.2	6,510.3

SHAREHOLDERS’ EQUITY
Capital	29.1	1,438.0	1,438.0
Treasury shares	29.4	(60.1)	(103.8)
Revenue reserves		2,429.5	2,205.5
Share-based remuneration	30	33.1	27.8
Accumulated other comprehensive loss		(75.7)	(33.9)

		3,764.8	3,533.6

Non-controlling interest		100.0	98.6

TOTAL SHAREHOLDERS’ EQUITY		3,864.8	3,632.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,411.0	10,142.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income

Years Ended

In millions of U.S. dollars

	Note	12.31.2014	12.31.2013	12.31.2012
Revenue		6,288.8	6,235.0	6,167.0
Cost of sales and services		(5,038.3)	(4,818.9)	(4,676.6)

Gross Profit		1,250.5	1,416.1	1,490.4
Operating Income (Expense)
Administrative		(207.5)	(210.5)	(279.2)
Selling		(419.9)	(454.4)	(480.4)
Research		(47.1)	(74.7)	(77.3)
Other operating income (expense), net	33	(32.6)	36.9	(42.8)
Equity in income (losses) of associates		(0.1)	—	1.2

Operating profit before financial income		543.3	713.4	611.9

Financial income (expense), net	35	(24.5)	(96.4)	(6.8)
Foreign exchange gain (loss), net	36	(14.9)	(14.6)	8.7

Profit before taxes on income		503.9	602.4	613.8
Income tax expense	24.2	(156.2)	(256.4)	(265.2)

Net income for the year		347.7	346.0	348.6

Attributable to:
Owners of Embraer		334.7	342.0	347.8
Non-controlling interest		13.0	4.0	0.8
Weighted average number of shares (in thousands)
Basic	31	733,677	729,001	725,023
Diluted	31	737,463	733,796	727,731
Earnings per share-basic in US$	31	0.4562	0.4691	0.4797
Earnings per share-diluted in US$	31	0.4538	0.4661	0.4780

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income

Years Ended

In millions of U.S. dollars

	12.31.2014	12.31.2013	12.31.2012
Net income for the year	347.7	346.0	348.6
Items that are or may be reclassified subsequently to profit or loss
Actuarial loss on post employment benefit obligation	(0.8)	(7.4)	(37.4)
Translation adjustments	(51.5)	9.0	6.1
Put options of minority interest	—	1.1	—
Financial instruments available for sale	(1.1)	(0.9)	—

Other comprehensive income, net of tax effects(i)	(53.4)	1.8	(31.3)

Total of comprehensive income	294.3	347.8	317.3

Attributable to:
Owners of Embraer	292.9	344.4	312.8
Non-controlling interest	1.4	3.4	4.5

	294.3	347.8	317.3

(i)	presented items above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

Years Ended

In millions of U.S. dollars

					Revenue reserves				Accumulated other comprehensive (loss) income
		Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative Translation adjustment	Other Cumulative Translation adjustment	Total Shareholders equity	Non-controlling interest	Total Shareholders’ equity
At December 31, 2011		1,438.0	(183.7)	13.1	32.6	131.6	1,573.1	—	—	0.7	1.9	—	3,007.3	110.5	3,117.8

Net income for the year		—	—	—	—	—	—	347.8	—	—	—	—	347.8	0.8	348.6
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	(37.4)	—	—	(37.4)	—	(37.4)
Translation adjustments —subsidiaries		—	—	—	—	—	—	—	—	—	2.4	—	2.4	3.7	6.1

Total comprehensive income		—	—	—	—	—	—	347.8	—	(37.4)	2.4	—	312.8	4.5	317.3
Share-based remuneration		—	—	7.9	—	—	—	—	—	—	—	—	7.9	—	7.9
Stock options grants exercised		—	29.5	—	—	—	—	(15.0)	—	—	—	—	14.5	—	14.5
Acquisition of non controlling interest		—	—	—	—	—	—	—	5.6	—	—	—	5.6	(23.0)	(17.4)
Allocation of profits:
Investment in subsidy		—	—	—	4.3	—	—	(4.3)	—	—	—	—	—	—	—
Legal reserve		—	—	—	—	17.1	—	(17.1)	—	—	—	—	—	—	—
Interest on own capital		—	—	—	—	—	—	(75.1)	—	—	—	—	(75.1)	—	(75.1)
Dividends		—	—	—	—	—	—	(14.7)	—	—	—	—	(14.7)	—	(14.7)
Reserve for investments and working capital		—	—	—	—	—	221.6	(221.6)	—	—	—	—	—	—	—

At December 31, 2012		1,438.0	(154.2)	21.0	36.9	148.7	1,794.7	—	5.6	(36.7)	4.3	—	3,258.3	92.0	3,350.3

Net income for the year		—	—	—	—	—	—	342.0	—	—	—	—	342.0	4.0	346.0
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	(7.4)	—	—	(7.4)	—	(7.4)
Translation adjustments		—	—	—	—	—	—	—	—	—	9.9	—	9.9	(0.9)	9.0
PUT options of non-controlling interest		—	—	—	—	—	—	—	—	—	—	1.1	1.1	—	1.1
Financial instruments available for sale		—	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	—	(0.9)

Total comprehensive income		—	—	—	—	—	—	342.0	—	(7.4)	9.9	0.2	344.7	3.1	347.8
Share-based remuneration		—	—	6.8	—	—	—	—	—	—	—	—	6.8	—	6.8
Stock options grants exercised		—	50.4	—	—	—	—	(27.1)	—	—	—	—	23.3	—	23.3
Acquisition of non controlling interest		—	—	—	—	—	—	—	(9.8)	—	—	—	(9.8)	3.5	(6.3)
Allocation of profits:
Investment in subsidy		—	—	—	3.2	—	—	(3.2)	—	—	—	—	—	—	—
Legal reserve		—	—	—	—	16.6	—	(16.6)	—	—	—	—	—	—	—
Interest on own capital		—	—	—	—	—	—	(68.8)	—	—	—	—	(68.8)	—	(68.8)
Dividends		—	—	—	—	—	—	(20.9)	—	—	—	—	(20.9)	—	(20.9)
Reserve for investments and working capital		—	—	—	—	—	205.4	(205.4)	—	—	—	—	—	—	—

At December 31, 2013		1,438.0	(103.8)	27.8	40.1	165.3	2,000.1	—	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2

Net income for the year		—	—	—	—	—	—	334.7	—	—	—	—	334.7	13.0	347.7
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	(0.8)	—	—	(0.8)	—	(0.8)
Translation adjustments		—	—	—	—	—	—	—	—	—	(39.9)	—	(39.9)	(11.6)	(51.5)
Financial instruments available for sale		—	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Total comprehensive income		—	—	—	—	—	—	334.7	—	(0.8)	(39.9)	(1.1)	292.9	1.4	294.3
Share-based remuneration		—	—	5.3	—	—	—	—	—	—	—	—	5.3	—	5.3
Stock options grants exercised		—	43.7	—	—	—	—	(23.6)	—	—	—	—	20.1	—	20.1
Allocation of profits:
Investment in subsidy		—	—	—	0.6	—	—	(0.6)	—	—	—	—	—	—	—
Legal reserve		—	—	—	—	15.0	—	(15.0)	—	—	—	—	—	—	—
Interest on own capital	16.5	—	—	—	—	—	—	(81.0)	—	—	—	—	(81.0)	—	(81.0)
Dividends		—	—	—	—	—	—	(6.1)	—	—	—	—	(6.1)	—	(6.1)
Reserve for investments and working capital		—	—	—	—	—	208.4	(208.4)	—	—	—	—	—	—	—

At December 31, 2014		1,438.0	(60.1)	33.1	40.7	180.3	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Statements of Cash Flows

Years Ended

In millions of U.S. dollars

	Note	12.31.2014	12.31.2013	12.31.2012
Operating activities
Net income for the year		347.7	346.0	348.6
Adjustment to net income for items not affecting cash
Depreciation	16	168.9	145.8	139.9
Amortization	17	117.4	144.8	138.9
Contribution from suppliers	17	(25.2)	(26.0)	(31.8)
Allowance (reversal) for inventory obsolescence		(5.3)	13.4	9.2
Inventory and PPE provision for adjustment to realizable value		22.0	28.6	39.3
Provision (reversal) for doubtful accounts		(1.9)	(4.8)	11.4
Deferred income tax and social contribution	24.2	79.1	192.6	75.3
Accrued interest		16.4	(2.4)	(5.5)
Equity in the losses (gain) of associates		0.1	3.6	(1.2)
Share-based remuneration		5.3	6.8	7.9
Foreign exchange gain (loss), net	35	11.9	1.9	4.5
Residual value guarantee	25	19.0	21.3	14.0
Other		3.3	0.3	0.9
Changes in assets:
Financial investments		150.9	(443.7)	160.0
Derivative financial instruments		14.3	18.4	(5.4)
Collateralized accounts receivable and accounts receivable		(149.1)	(40.0)	10.8
Customer and commercial financing		5.1	35.9	(7.3)
Inventories		(108.8)	(157.2)	70.1
Other assets		(107.2)	60.1	(162.0)
Changes in liabilities:
Trade accounts payable		(27.8)	258.4	(72.2)
Non-recourse and recourse debt		(0.3)	—	(62.4)
Other payables		10.3	125.7	140.5
Contribution from suppliers		151.8	84.5	1.0
Advances from customers		(167.6)	50.4	(48.2)
Taxes and payroll charges payable		(52.1)	(62.5)	23.5
Financial guarantees		(74.5)	(312.2)	(8.6)
Other provisions		24.4	42.0	(125.0)
Unearned income		54.2	32.9	26.8

Net cash generated operating activities		482.3	564.6	693.0

Investing activities
Acquisition of property, plant and equipment	16	(283.7)	(437.6)	(328.0)
Proceeds from sale of property, plant and equipment		—	0.2	1.3
Additions to intangible assets	17	(415.4)	(316.6)	(252.4)
Investments in associates	14	(0.5)	—	2.5
Business acquisitions, net of cash acquired		—	2.5	(6.2)
Acquisition of non controlling interest			(17.3)	(17.4)
Proceeds from financial investments		28.1	4.8	(17.1)

Net cash used in investing activities		(671.5)	(764.0)	(617.3)

Financing activities
Repayment of borrowings		(386.1)	(650.2)	(1,225.3)
Proceeds from borrowings		798.6	890.8	1,692.6
Dividends and interest on own capital		(99.3)	(71.4)	(59.5)
Proceeds from stock options exercised		20.1	23.3	14.5

Net cash generated by financing activities		333.3	192.5	422.3

Increase (decrease) in cash and cash equivalents		144.1	(6.9)	498.0
Effects of exchange rate changes on cash and cash equivalents		(114.8)	(106.4)	(48.8)
Cash and cash equivalents at the beginning of the year		1,683.7	1,797.0	1,347.8

Cash and cash equivalents at the end of the year		1,713.0	1,683.7	1,797.0

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

Embraer S.A. (the “Embraer” or “the Company”) is a publicly-held Company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)	To engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor;

(v)	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). Embraer S.A. also has American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

These consolidated financial statements were approved by the Board of Directors of the Company on March 03, 2015.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

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

2.1.1	Basis of preparation

These consolidated financial statements were prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise its judgment in the process of applying the Company’s accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the consolidated financial statements are disclosed in Note 3.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.2	Consolidation

The consolidated financial statements include the balances of December 31, 2014 financial statements of the Company and all subsidiaries that Embraer, directly or indirectly has control, special purpose entities (SPEs) for which the Company has control, exclusive investment funds (FIE) and participation investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are consolidated in the proportion of investiment.

All accounts and balances arising from transactions occurred between consolidated entities are eliminated.

a)	Subsidiaries

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

b)	Consortia

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

2.1.3	Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of December 31, 2014, these comprise AEL Sistemas SA—“AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL’s main activities are research, development, manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and, therefore, the investment is classified as a non-current financial instrument asset, measured at fair value, and the changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

2.1.4	Company’s corporate structure

ELEB—Equipamentos Ltda.—“ELEB”—a wholly-owned subsidiary located in São José dos Campos, São Paulo, Brazil, which produces and sells precision hydraulic and mechanical equipment for the aviation industry, mainly for Embraer aircraft.

Embraer Aircraft Holding Inc.—“EAH”—a wholly-owned subsidiary, located in Fort Lauderdale, United States, responsible for corporate and institutional activities. It also has the following wholly-owned subsidiaries also located in the United States:

•	Embraer Aircraft Customer Services, Inc.—“EACS” – located in Fort Lauderdale, United States of America, sells spare parts and provides product support to customers in the United States, Canada and the Caribbean.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Embraer Aircraft Maintenance Services Inc.—“EAMS”— located in Delaware, with its operational base in Nashville, United States of America, provides maintenance services for aircraft and components.

•	Embraer Training Services—“ETS”—located in Dallas, United States, is responsible for corporate and institutional activities and has a 51% subsidiary, Embraer CAE Training Services—“ECTS”, also located in Dallas, which provides training for pilots, mechanics and crew.

•	Embraer Executive Jet Services, LLC—“EEJS”—located in Delaware, provides after sales support services and maintenance services for executive aircraft.

•	Embraer Services Inc.—“ESI”— located in Delaware, with its operational base in Fort Lauderdale, United States of America, which provides support in the United States for the defense and commercial market programs.

•	Embraer Executive Aircraft, Inc.—“EEA”—located in Delaware, has its operational base in Melbourne, Florida, United States where it provides final assembly and delivery of the Phenom executive jet.

•	Embraer Engineering & Technology Center USA, Inc.—“EETC”— located in Delaware in the United States provides engineering services related to research and development of aircraft.

•	Aero Seating Technologies LLC.—“AST”—a subsidiary in which EAH holds 85.5% of the capital, is domiciled in San Gabriel, United States of America and its core activity is the production and maintenance of aircraft seats.

•	Embraer Defense and Security Incorporated—“EDSI”— located in Jacksonville Florida in the United States, and is the basis to attend the LAS (Light Air Support) program which is providing aircraft A-29 Super Tucano for the U.S. Air Force.

Embraer Australia PTY Ltd.—“EAL”—a wholly-owned subsidiary—located in Melbourne, Australia, which provided after-sales support services to customers in the Australasian and Asian regions. The company is currently inactive.

Embraer Aviation Europe SAS—“EAE”—a wholly-owned subsidiary—located in Villepinte, France, is responsible for corporate and institutional activities and has the following wholly-owned subsidiaries:

•	Embraer Aviation International SAS—“EAI”—located in Villepinte—sells parts and provides after sales support services in Europe, Africa and the Middle East.

•	Embraer Europe SARL—“EES”—located in Villepinte—provides sales representation for the Company in Europe, Africa and the Middle East.

Embraer Credit Ltd.—“ECL”—a wholly-owned subsidiary—located in Delaware, which provides support for sales operations.

Embraer GPX Ltda—“GPX” – a subsidiary with 99.9% of its capital is held by Embraer, located in Gavião Peixoto, State of São Paulo, provides specialized aircraft maintenance services.

Embraer Overseas Limited—“EOS”—a wholly-owned subsidiary—located in the Cayman Islands, B.W.I., with the sole objective of carrying out financial transactions, including raising and investing funds, and provides intercompany loans for Embraer companies.

Embraer Representation LLC—“ERL”—a wholly-owned subsidiary—located in Delaware—provides commercial and institutional representation for the Company.

Embraer Spain Holding Co. SL—“ESH”—a wholly-owned subsidiary—located in Spain—coordinates investments in subsidiaries abroad. ESH’s operations are carried out by the following subsidiaries:

•	ECC Investment Switzerland AG, a wholly-owned subsidiary, located in Switzerland, holds 100% of the capital of the following:

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	ECC Insurance & Financial Co. Ltd.— “ECC Insurance”—located in the Cayman Islands, is an in-house insurance company providing cover for the financial guarantees offered to customers and/or financing agents involved in structuring the sales of Embraer aircraft.

•	Embraer Finance Ltd.—“EFL”—located in the Cayman Islands, assists customers in obtaining third-party financing, as well as providing support for some of the Company’s purchase and sale transactions.

•	Harbin Embraer Aircraft Industry Company Ltd. “HEAI”— a subsidiary consolidated by Embraer, in which Embraer Spain Holding Co. SL holds 51% of the capital, is based in the town of Harbin, China.With the objective of manufacturing aircraft to meet the demands of the Chinese air transport market, its activities has been dedicated to the manufacture of Legacy 600/650 executive jets since signing an agreement with the leaders of the Chinese Government whose the first delivery occurred in the 1st quarter 2014.

Embraer Netherlands B.V.— “ENL”—a wholly-owned subsidiary—located in Netherlands, has as its main objective the coordination of investments in subsidiaries abroad, including those intended to support the marketing activities of aircraft and asset management from these operations. The activities of ENL are affected by its subsidiaries:

•	Embraer Asia Pacific PTE. Ltd.—“EAP”—a wholly-owned subsidiary—located in Singapore with the objective of providing after-sales support and aircraft spare parts services in Asia.

•	Airholding SGPS, S.A.—a wholly-owned subsidiary—located in Portugal. Its main activity is its 65% participation in the voting capital of OGMA—Indústria Aeronáutica de Portugal S.A., a Portuguese aviation maintenance and production company. The remaining 35% of the voting capital is held by Empresa Portuguesa de Defesa—EMPORDEF.

•	ECC Leasing Co. Ltd.— “ECC Leasing”— a wholly-owned subsidiary—located in Dublin, Ireland, leases and sells used aircraft.

•	EMBRAER CAE Training Services Ltd.—“ECUK” – a subsidiary in which ENL holds 51% of the capital, located in Burges Hill, United Kingdom, provides training for pilots, mechanics and crew.

•	EMBRAER Portugal—SGPS S.A.—a wholly-owned subsidiary located in Evora, Portugal, coordinates investments and economic activities in the following wholly-owned subsidiaries as following:

•	Embraer-Portugal Estruturas Metalicas S.A.—located in Evora, Portugal, manufactures, assembles, maintains and sells parts, components and metal sets and carries out other technological, industrial, commercial and service activities related to the metal products industry.

•	Embraer-Portugal Estruturas em Compositos S.A.—located in Evora, Portugal manufactures, assembles and sells structures based on parts and sets in composite materials and carries out other technological, industrial, commercial and service activities related to the composite, non-metal products manufacturing industry.

•	Embraer (China) Aircraft Technical Services Co., Ltd — “ECA”, a wholly-owned subsidiary located in Beijing, China, provides after-sales support services, maintenance services and sells parts to customers in the China.

•	EZ Air Interior Limited. “EZ”—joint venture owned by Embraer Netherlands and Zodiac Aerospace (50% each)—located in Ireland, with the objective of manufacturing cabin interiors of the EMBRAER 170/190 jet family and will be jointly operated with a factory located in México.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

ECC do Brasil Participações S.A.— “ECC”— a subsidiary with 99.9% of its capital is held by Embraer, domiciled in São José dos Campos, São Paulo, Brazil, aims to participate as a partner or shareholder in other companies, but is out of operation at this time.

Indústria Aeronáutica Neiva Ltda.—“Neiva”— a wholly-owned subsidiary located in Botucatu, State of São Paulo, Brazil, sells agricultural aircraft and related parts and components.

Embraer Defesa e Segurança Participações S.A. “EDSP”— a wholly-owned subsidiary, located in São José dos Campos, state of São Paulo, Brazil, coordinates the investments in the Defense and Security segment and holds interests in the following companies:

•	Bradar Indústria S.A.— of which 90% of its capital is held by Embraer Defesa e Segurança Participações S.A.—located in São José dos Campos, state of São Paulo, Brazil, develops technology for remote sensing and builds air, sea and land surveillance radars.

•	Bradar Aerolevantamento Ltda— located in São José dos Campos, State of São Paulo, with the participation of Bradar Indústria S.A. in 25% of its capital, it aims at providing aerial survey service (mapping areas based on advanced technology onboard aircraft) and remote sensing.

•	Atech Negócios em Tecnologias S.A.—“Atech”—wholly owned subsidiary of Embraer Defensa & Segurança S.A. Located in São Paulo, it develops strategic solutions for command, control, communications, computers and intelligence and provides specialized consulting services and technical and logistics support in all of the following project phases: conceptualization, specification, development, integration, implementation management, installation, testing, maintenance and training.

•	Harpia Sistemas S.A.—“Harpia”—located in Brasilia, Distrito Federal, Brazil, is an entity controlled by Embraer Defesa e Segurança Participações S.A., which hold interests of 51%, 40% interests are hold by AEL Sistemas (a subsidiary of Elbit Systems Lts. Of Israel), and 9% interests are hold by Avibrás Divisão Aérea e Naval S.A. Its main activity is the development, construction, sale, maintenance, modernization and after-sales services of unmanned aerial vehicles (“UAV’s”). Harpia Sistemas S.A. will also focus on marketing, development, systems integration, manufacturing, sales and after-sales support of simulators and modernization of avionics systems.

•	Visiona Tecnologia Espacial S.A.—“Visiona”— located in São José dos Campos, State of São Paulo, Brasil, and fully consolidated subsidiary of Embraer, in which Embraer Defesa e Segurança Participações S.A. and Telebrás hold interests of 51% and 49%, respectively. It will initially act integration and delivery of the Geostationary Satellite System Defense Communication (SGDC) of the Brazilian Government, with the aim of serving the satellite communication needs of the federal government, including the National Broadband Program and a wide spectrum of strategic defense transmissions.

•	Visiona International B.V. (International Visiona) — wholly owned subsidiary of Visiona Brazil, located in Amsterdam in Netherlands, and work on integrating and providing of the SGDC – Brazilian Government system.

•	SAVIS Tecnologia e Sistemas S.A.—“SAVIS” — incorporated in June 2012 and based in Campinas, State of São Paulo, is a wholly owned subsidiary of Embraer Defesa e Segurança. Its objective is to operate with the Brazilian government in the defense and security market.

Special Purpose Companies—“SPEs”—the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, the Company controls all operations of the SPEs or takes a majority share of their risks and rewards, therefore the SPEs are consolidated in the financial statements of the Parent Company (Embraer S.A.). The consolidated SPEs are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control or continuous involvement were not consolidated, based on technical analyses made by Management. Apart from the consolidated SPEs mentioned, Embraer has no significant risks attributed to other structured operations involving SPEs.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Consortium Tepro—a consortium formed by Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A., companies controlled by Embraer Defesa e Segurança Participações S.A., created to meet the Brazilian Army in November 2012 for implementation of the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras—Sisfron). Located in Campinas—SP, the consortium is 93.5% owned by Savis and 6.5% owned by Bradar. For the case of a consortium, which has a different legal form, its operations are reflected in the financial statements of its participating SAVIS and Bradar.

Exclusive Investment Funds—in connection with its business strategies, the Company has investments in exclusive funds, which are consolidated in the financial statements. The balances of marketable securities and investments maintained through these funds are recorded in cash and cash equivalents or financial investments, based on the original maturities of the securities and the fund investment strategies, which take into account immediate liquidity (Note 5 and 6).

Equity investment fund (FIP)—set up in the 2nd half of 2014, it is an Embraer initiative with BNDES, FINEP and Desenvolve SP, and was created with the aim to strengthen the aerospace supply chain, aerospace, defense and security and promote integration of related systems to these sectors through support for small and medium enterprises.

2.2	Summary of significant accounting policies

The accounting policies presented next are the more relevant ones adopted on the preparation of these financial statements. Are considered as relevant accounting practices that, if not disclosed could comprimise the correct interpretation of the financial statements, either because of the existence of more than one treatment option offered by the international acounting standards or by the complexity of the operation. The accounting policies used by the Company are:

2.2.1	Functional and presentation currency

After analyzing Embraer’s operations and businesses, particularly in relation to the factors involved in determining its functional currency, Management concluded that the Company’s functional currency is the US dollar (“US$” or “dollar”). This conclusion was based on an analysis of the following indicators:

•	Currency that most influences sales prices of goods and services;

•	Currency of the country whose competitive forces and regulations most determine the sales price of its goods and services;

•	Currency that most influences labor, materials and other costs of providing goods or services;

•	Currency in which the funds for financial operations are largely obtained; and

•	Currency in which revenue from operations is usually accumulated.

2.2.2	Transactions in foreign currencies

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

2.2.3	Translation of subsidiaries’ financial statements

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.4	Financial Instruments

a)	Financial assets

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

Financial assets measured at fair value through profit or loss are those held for active and frequent trading and are classified as current assets. Gains and losses resulting from differences in the fair value are presented in the statement of income in financial income in the period in which they occur.

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

Financial assets available for sale are non-derivative instruments classified in this category. They are included in non-current assets, unless Management intends to dispose of the investment within 12 months after the statement of financial position date and are recorded at fair value.

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

2.2.5	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, cash in transit (amounts paid by our customers or debtors but at the reporting date was in the release process by intervening bank), bank deposits and highly liquid short-term investments, usually maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. This classification includes repurchase agreements and Bank Deposit Certificates—CDBs with a daily liquidity index in the Clearing House for the Custody and Financial Settlement of Securities—CETIP.

Amounts related to cash and cash equivalents, which, however, are not available for use by the Company, are presented within other assets in the consolidated financial statements.

2.2.6	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using the percentage-of-completion of the project based on the methods of incurred costs or physical advancement, net of the respective customer advances received from any provision for doubtful accounts.

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

2.2.7	Derivative financial instruments and hedge operations

The Company uses derivative instruments to protect its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded monthly in profit or loss, taking into account the realizable value of these instruments (market value). The provision for unearned gains and losses is recognized in the statement of financial position under derivative financial instruments, and the counterpart in profit and loss under financial income (expense) net, (Note 34), except for operations to hedge exposures to changes in exchange rate or designated as hedge accounting.

Embedded derivatives are separated from their host contracts and are measured at their fair values as long as they meet the derivative definition.

2.2.8	Hedge accounting

Derivative transactions contracted to protect the company against financial risks, accounted for differently, that seek to eliminate the effects of the volatility caused by such risks.

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

2.2.9	Customer and commercial financing

These relate to financing granted to customers on the sale of certain aircraft and are measured at the amortized cost, by the effective interest rate method.

2.2.10	Collateralized accounts receivable and recourse and non-recourse debt

Collateralized accounts receivables are related to structured sales operations, where some transactions financing were structured in way that a Specific Purpose Entity (SPE) buys the aircraft, pays to the Company and participates on the structured financing to the final customer, to make the operation viable, the Financing Institution finances the needed resources to the SPE to support the operation. This obligation assumed is registered as non-recourse and recourse debt.

It also relates to aircraft financed sale operation receivable from the clients, in which the company has granted guarantees to the financing agent, because of that, the company recognizes the inflow and outflow of these operations, that are written off as the financing is paid and the financial guarantees are extinct.

2.2.11	Inventories

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

2.2.12	Income tax and social contribution

Tax expenses for the year comprise current and deferred income tax. Income tax is recognized in the statements of income, except the portion of deferred income tax relates to items recognized directly in in shareholders’ equity in other comprehensive income, when the tax is also recognized in other comprehensive income.

The current income tax is calculated at their nominal rates of each country, totaling 34% in Brazil, composed of 25% income tax and 9% social contribution on net income.

Deferred income tax is recognized on temporary differences arising between the tax and accounting bases of assets and liabilities.

Transitional tax regime (Regime Tributário de Transição – “RTT”)

In connection with the Transitional Tax Regime (RTT) from 2009, since the application of international accounting standards on its 2008 financial statements, the Company has been calculating its income tax and social contribution on net income based on the accounting practices until December 31, 2007.

On November 11, 2013, the Brazilian Internal Revenue, issued the Provisional Measure nº 627, converted into Law nº 12.973 in May 2014 by changing federal tax laws relating to Tax Corporate Income, Social Contribution on Net Income, the Contribution to PIS/PASEP, Contribution to Social Security Financing – COFINS and revoked the Transitional Tax Regime – RTT, introduced by Law 1941 of May 27, 2009 promoting substantial changes in the rules of taxation in Universal Bases. This Law provides for the taxation of the legal entity located in Brazil and among others, recognizes the effects of the application of international standards giving the respective treatment in the calculation of Income Tax and Social Contribution on Net Income.

Mandatory on January 2015, the Law permited early adoption as of January 2014, however, Management do not applied the early adoption.

2.2.13	Investments

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.14	Acquisition of new subsidiaries

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

2.2.15	Property, plant and equipment

Property, plant and equipment are recorded at purchase, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated on the straight-line method based on their estimated useful lives (Note 16). Land is not depreciated.

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

In the spare parts pool subsequent costs are included in the book value of the asset or recorded as a separate asset, as appropriate, only when it is likely that the item will yield future economic benefits and the cost of the item can be reliably measured. The book value of replacement items or parts is written off. All other repairs and maintenance costs incurred are recorded in the statement of income.

Materials allocated to specific projects are capitalized in property, plant and equipment in progress and subsequently transferred to the final property, plant and equipment accounts.

The items comprising property, plant and equipment are summarized below:

a)	Land—mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements—mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities—comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment—machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures—furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles—mainly industrial vehicles and automobiles.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

g)	Aircraft—mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals—technology equipment used mainly in the production process, engineering and administration.

i)	Tooling—tools used in the production process of the Company.

j)	Property, plant and equipment in progress—construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Exchange pool program—a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program and aircraft still under warranty. These spare parts are used for customer service, whereby these customers are allowed to exchange a damaged component for one in working condition, as defined in the contract.

2.2.16	Intangible assets

a)	Research and development

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

These estimates are reviewed on an annual basis or as required. In the case of inactive projects or those that are unlikely to be completed, the deferred costs are written off or reduced to the recoverable amount (impairment).

The Company has agreements with certain key suppliers, here called partners. To ensure their participation in research and development the Company receives cash contributions. The Company records these contributions when received as liabilities. If the contractual milestones are not achieved the amounts are refunded to the suppliers. As the milestones are completed these contributions are recorded as a reduction of development expenditures capitalized in intangible assets.

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

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired under business combinations are recognized at fair value at the acquisition date. Comprising in this group:

c.1)	Goodwill—recorded in the consolidated financial statements as an intangible asset and is not subject to amortization, once that is achievable at the write-off of the investment, and its recoverability is tested at least annually. If it is identified that goodwill will not be recovered in its entirety, an impairment charge is recorded in the statement of income. Recognized impairment losses on goodwill are not reversed.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c.2)	Trademarks—acquired in business combinations and are recognized at fair value at acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development—from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

c.4)	Non-compete agreements—from business combinations as agreed with the sellers for a contractual period. These contracts are recorded at fair value at the acquisition date as an intangible asset and amortized over the term of the contract.

c.5)	Firm orders—acquired in business combinations and represent orders or production orders awaiting execution, are recorded at fair value and amortized over the period of delivery specified in the contracts.

2.2.17	Impairment

Non-current assets held for use are subject to impairment assessment if facts and circumstances indicate that the carrying value is no longer recoverable based upon the higher of the discounted future cash flows of the asset or its net realizable value.

For evaluation purposes, assets are grouped into cash-generating units (CGU) considering the similarity of goods and services produced and provided by the Company and the way it monitors and manages cash flows. The CGU of the Company are set and reviewed annually, according to families / platforms of aircraft and other businesses developed by the parent company and other group companies. These settings are made and revised on corporate level, regardless of location or locations where the assets, goods and services are used, produced or rendered.

The impairment test is carried out in annual periods at the end of each year, except in the existence of any indicators of impairment that the Company will identify what the force to draw up an intermediate impairment test.

In the case of intangible assets, including goodwill for future profitability originated in product development or the acquisition of new business processes, the impairment test is performed for all related CGU, regardless of loss indicators of existence.

The recoverable amount of a CGU is determined based on calculations of value in use. These calculations use cash flow projections, before income tax and social contribution based on financial budgets approved by management (the Company’s Strategic Plan) for the period corresponding to the expected life cycle of each CGU. The cash flow projections consider all the characteristics of the Company’s business in which investments in fixed assets and intangible assets are made, such as the level of investment and the returns (medium-term), and the possible redirection of assets for new business. These flows are discounted to present value using a discount rate consistent with the market and reflects the return expectations of investors.

In the case there is an adjustment on account of non-recovery of assets allocated to a CGU, its value is prorated depending on the net assets of the Group and recognized in all subsidiaries that operate for that CGU within other operating expenses.

2.2.18	Loans and financing

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

2.2.19	Leases

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

2.2.20	Borrowing costs

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

2.2.21	Advances from customers

These refer basically to advances, mostly denominated in dollars, received from customers prior to the delivery of the aircraft.

2.2.22	Financial guarantees and residual value guarantees

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

2.2.23	Dividends and interest on own capital

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

2.2.24	Unearned income

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

2.2.25	Provisions, contingent assets and liabilities, legal obligations and judicial deposits

Provisions—provisions are recognized based on the judgment of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved can be measured with a reasonable degree of certainty. The amounts provided represent the Company’s best estimate of the anticipated outflow of resources.

Contingent assets—are not recognized except when the Company concludes that the gain is virtually certain or has the right to real guarantees or has received a favorable legal decision which cannot be appealed.

Contingent liabilities—classified as possible losses are not recorded in the accounts, but merely disclosed in the financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure is required, unless the Company considers disclosure relevant.

Legal obligations—result from tax liabilities which are being challenged as to their legality or constitutionality. The related amounts are fully provided for.

Court-mandated escrow deposits—are recorded as other assets.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.26     Post-retirement benfits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. Since 2010, for the companies incorporated in Brazil, the plan has been managed by EMBRAER PREV—Sociedade de Previdência Complementar.

b)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retirees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment services based on actuarial studies conducted to identify future risk exposure whose premises are:

•	Discount rate—brings future benefit flows to present value and it is defined based on the ratio of Brazilian government securities;

•	Growth rate of medical costs—represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to perform actions aimed at reducing the cost, or even change the health plan provider;

•	Rate of morbidity (aging factor)—measures the increased use of health plans in light of the aging population;

•	Mortality rate—uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate of mortality by age and sex;

•	Probability of Retirement—estimate the probability of retirement by age group;

•	Churn rate—uses the T-3 Table Service available at Society of Actuaries (SOA), which shows the average rate of termination of employees by age.

The Company recognizes changes in the provision of that plan through other comprehensive income in equity, net of taxes, to the extent that there are changes in the assumptions and against profit or loss if a a change on the plan occurs.

This provision is reviewed annually at the reporting date.

2.2.27	Product warranties

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.28	Share Based Payment

The Company has a share-based remuneration, destined to directors and employees with the objective of retaining and attract qualified personnel who contributes on an effective way to the Company’s better performance. In retribution to the services provided by its directors and employees, the Company provides two modality of share-based remuneration:

i) stock options plan (own capital instruments based on the Company’s shares emission). On this modality, for the services provided, the program participants receive stock options which fair value is calculated based on the pricing model Black & Scholes and recognized in the statements of income linearly during the acquisition period, which is the period where the acquisition conditions are satisfied;

ii) cash-settled phantom shares plan in which the amount attributed to the services provided by the participants are converted into virtual share units based on the market value of Company’s shares. At the end of the acquisition period the participant receives the quantity of virtual shares converted to Reais, by shares current market value. The company recognizes the obligation during the acquisition period (quantity of virtual shares proportional to the period) on the same group on which the participant normal remuneration is recognized. This obligation is presented as an account payable to employees which fair value is calculated based on the market price of the shares and registered as financial income (expense) in the statements of income. The phantom shares plan is cash-settled share-based payment transaction; therefore, it doesn’t impact calculation of diluted earnings per share.

2.2.29	Government grants

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

2.2.30	Earnings per share

The Company presents its basic earnings per share and diluted earnings per share in its consolidated financial statements. Basic earnings per common share is computed by dividing net income attributable to owners of Embraer available to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average outstanding shares are increased to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options had been put in circulation during the respective periods, utilizing the treasury stock method.

2.2.31	Revenue recognition

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)	Revenue from aircrafts, spare parts and services

Revenue from sales of commercial, executive and other aircraft, spare parts and services are generally recognized at the time of delivery or shipment, when the service is provided, when the risks and benefits are transferred to the customer and when all the conditions for recognition are met.

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

2.2.32	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material—substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formulas which reflect, in part, inflation in the United States.

b)	Labor—comprises salaries and related charges, primarily in Brazilian real.

c)	Depreciation—property, plant and equipment are depreciated over their useful lives, on a straight-line basis, from 4 to 25 years.

Depreciation of aircraft classified as operating leases is recorded in cost of sales and services, from lease inception using the straight-line method over the estimated asset useful life less a residual value at the end of the lease term.

d)	Amortization—Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

e)	Product warranties — The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)	Multiple elements arrangements — The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

2.2.33	Operating expenses and other income

Operating expenses are principally made up of sales and marketing, administration, research, share in profit/loss of associates and other operating income (expenses).

2.2.34	Employee profit sharing plan

The Company conceives participation on the profit and results to its employees, which is linked to a action plan, subject to results assessment, as well as to reach some specific objectives, which are established and agreed on the beginning of each year. The amount of the participation on the profit and results is equivalent to 12.5% of the net income of the period calculated according to IFRS. Monthly the value are provisioned by applying the percentage agreed over the payroll of the company, recognized on the accounts of the Statements of Income according to each employee activity.

Over all the profit participation amount, 50% are distributed on equal parts to all the employees and the other 50% are proportional to each employee salary.

2.2.35	Financial income and expenses and foreign exchange gains/losses

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

2.2.36	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.37	Segment reporting

Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the chief executive officer.

3.	Critical accounting estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and its disclosures. Therefore, to prepare the financial statements included in this report, variables and assumptions derived from past experience and other factors deemed relevant are used. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized in the period in which the estimates are revised.

The significant accounting policies, including the variables and assumptions used in the estimates, and the relevant sensitivity of those judgments to different scenarios and conditions are described below:

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

In the Defense and Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments for which revenues are recognized according to the POC method using the incurred cost and the physical advancement method as reference for measuring revenue. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. For contracts valued at the incurred cost, time to time, the Company reassesses the expected margins of certain construction contracts, adjusting revenue recognition based upon projected costs to completion. If the total estimated costs decrease 10% of Management’s estimates, the amount of revenue recognized in the year of 2014 would increase by US$ 168.2, as well as if the total estimated costs increase 10% of the actual estimate, the amount of revenue recognized would decrease by US$ 253.0.

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

If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the revenue is allocated to the separate based on each unit’s relative fair value.

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

The Company may offer financial guarantees related to aircraft sold. The guarantee is granted at fair value. The guarantee is recorded as a reduction in sales and an increase in deferred revenue. The deferred revenue is amortized to the income statement over the period of the guarantee. The Company evaluates the creditworthiness of the obligor at aircraft delivery and discloses its maximum exposure under the guarantee as a contingent liability in Note 36,3 – Joint liabilities co-obligation, responsibilities and commitments. The Company monitors the obligor’s credit worthiness periodically and in the event of an official default (Chapter 11) or negotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision. When an agreement for the payment of this allowance is negotiated, the default values are reclassified to accounts payable.

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

In general, the consideration set forth below, and the future cash flows of each CGU has its origin in the Strategic Plan defined and approved by the Company.

a)	Gross margin—the Management projected inflows and outflows based on past performance considering its expectations for the market development. These projections also consider the efficiencies planned for the product cycle;

b)	Growth rates—the rates of growth were reflected in the flow of budgeted revenues by the Company, consistent with the forecasts included in industry reports;

c)	Discount Rates—a discount rate that reflects the expected return of investors at the time the calculation is being made is utilized.

3.7.	Fair value of financial instruments

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

Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2014, the deferred income tax expense would have been higher or lower by approximately US$124.5.

3.9.	Post-retirement benefits

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

Considering that these actuarial studies use premises such as discount rate, medical cost rate increase, morbid rate (aging factor), mortality table, retirement probability and dismissal rate, which most of the time are based on statistic data, the definition of any reasonable possible change is very subjective. With that, an increase of 0,5% on the discount rate used on the actuarial calculation on the post-employment medical benefit conceived by the Company would diminish its exposure on December 31, 2014 on US$2.3 and a reduction of 0,5% on the same rate would increase the exposure on US$2.6. On the increase of the medical cost, 1% increase on the actuarial calculation would increase the Company’s exposure on US$5.5 and a 1% reduction on the same rate would diminish its exposure on US$4.5.

4.	Accounting pronouncements not yet adopted

Standards and amendments to existing standards mentioned in this section have been published, but the implementation is not mandatory for the year ended December 31, 2014, and the Company has not early adopted the amendments in this Financial Statement.

Follow the accounting pronouncements that may be relevant to the Company, which are not yet effective and have not been adopted by the Company:

•	IFRS 9—Financial Instruments: it comprehends the classification, measurement and recognition of financial assets and liabilities. The IFRS 9 requires the classification of the financial assets to be made in two categories: measured by fair value and measured by the amortized cost. The definition is done on the initial recognition. The classification basis depends on the business model of the entity and on the contractual characteristics of the financial instruments cash flow. In regard to the financial liability, the standard maintains most of the requirements established by IAS 39. The major change is that on the cases where the fair value option is adopted for financial liabilities, the changed part on the fair value due to credit risk of the entity itself is registered as Other Comprehensive Income and not on the Profit and Loss, except on the cases where there is a measurement inconsistency. The adoption of the IFRS 9 for the first time can cause effects on the classification and measurement of the Company’s financial assets, depending on the composition of the portfolio at the time of implementation. The standard is applicable on January 1, 2018.

•	IFRS 15—Revenue from Contracts with Costumers: it addresses a single new model for revenue recognition from contracts with costumers based on 5 steps to determine when to recognize the revenue, and on what value. The model specifies that the revenue shall be recognized when a entity transfers the control of goods and services, on the value that the entity expects to have the right to receive. To reach a conclusion on the eventual impacts on the Financial Statement the Company is analyzing the new model brought by the accounting standards, as well as the application on the existing transactions. The standard is applicable on January 1, 2017.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

5.	Cash and cash equivalents

	12.31.2014	12.31.2013
Cash and banks	230.6	147.4

	230.6	147.4

Cash equivalents
Repurchase agreements	—	85.2
Private securities(i)	973.4	618.0
Fixed deposits(ii)	507.5	772.2
Investment funds(iii)	1.5	60.9

	1,482.4	1,536.3

	1,713.0	1,683.7

(i)	Investment in Bank Deposit Certificates—CDBs, issued by Brazilian financial institutions, with original maturities of 90 days or less for which there are no penalties on remuneration.
(ii)	Fixed term deposits with highly-rated financial institutions with original maturities of 90 days or less.
(iii)	Money Market Funds in dollars with daily liquidity and a constant net asset value in conformity with the standards of the SEC. The investment portfolio is comprised of securities issued by premium institutions abroad.

In 2014 in line with its business strategy, the Company settled some investments of exclusive funds.

The weighted average interest rate on December 31, 2014, for cash equivalents in reais and in dollars were 11.14% p.a. and 1.27% p.a. (8.16% p.a. and 1.13% p.a. on December 31, 2013), respectively.

6.	Financial investments

	12.31.2014				12.31.2013
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Public securities	—	1.1	—	1.1	140.7	3.4	—	144.1
Private securities	412.4	—	—	412.4	381.9	—	25.1	407.0
Money market funds	287.9	—	—	287.9	266.2	—	—	266.2
Investment funds	9.0	—	—	9.0	123.4	—	—	123.4
Other	0.3	43.1	2.6	46.0	0.4	41.6	2.6	44.6

	709.6	44.2	2.6	756.4	912.6	45.0	27.7	985.3

Current portion	709.6	1.0	—	710.6	912.6	2.2	25.1	939.9
Non-current	—	43.2	2.6	45.8	—	42.8	2.6	45.4

On December 31, 2014, the financial investments comprise of private securities and shares of exclusive investment funds.

On December 31, 2014, the financial investments abroad comprised private securities, fixed term deposits and exclusive investment funds, and consist of securities issued by international institutions and by highly-rated corporations with high liquidity, measured at their realizable values. The investments are marked to market daily and changes in fair value are reflected in the income statement, as the Company classifies these investments as assets measured at fair value through profit or loss.

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

7.	Trade accounts receivable, net

	12.31.2014	12.31.2013
Foreign customers	435.0	437.2
Brazilian Air Force	270.4	161.8
Domestic customers	41.3	26.8

	746.7	625.8

Allowance for doubtful accounts	(42.9)	(47.1)

	703.8	578.7

Current portion	696.9	572.2
Non-current portion	6.9	6.5

Unbilled accounts receivables recognized under the POC method for Defense and Security segment totaled US$ 427.3 on December 31, 2014 (US$ 208.9 on December 31, 2013). Revenues recorded in 2014 were US$ 966.0 (US$ 657.9 on December 31, 2013). Costs related to construction contracts using the POC method totaled US$ 747.5 in 2014 (US$ 540.4 on December 31, 2013).

On December 31, 2014, the accounts receivable of US$ 615.3 (US$ 499.1 on December 31, 2013) were current and not past due.

For the period presented, there was accounts receivable overdue, but not impaired related to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable is presented below:

	12.31.2014	12.31.2013
Up to 90 days	48.4	56.3
From 91 to 180 days	13.3	9.7
More than 180 days	26.8	13.6

	88.5	79.6

The net amount of accounts receivable denominated in the following currencies is:

	12.31.2014	12.31.2013
U.S. dollars	508.0	390.3
Euros	116.8	144.3
Reais	77.9	43.1
Other	1.1	1.0

	703.8	578.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2014	12.31.2013
Beginning balance	47.1	51.9
Foreign exchange variation	(2.3)	—
Additions	6.0	1.1
Reversal	(5.1)	(3.5)
Disposals	(2.8)	(2.4)

Ending balance	42.9	47.1

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2014, the Company had derivative financial instruments such as interest swaps, purchase option and sale of currency, non-deliverable forward (NDF), cash flow hedges and interest.

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa. They are valued at the future flow determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedging operations are contracted to protect highly probable salary and taxes expense flows denominated in reais from exchange rate variations. The expense flows are expected to occur on a monthly basis beginning in January 2015 and ending in December 2015. Financial instruments normally used by the Company for this type of transaction mode is zero-cost collar, which consists of the buying of Put Options and selling of Call Options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined by the pricing model observable market (through information providers) and widely used by market participants to measure similar instruments. When the closing rate of dollar is between the values of exercise of Put and Call, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity.

During 2015 there was no gain or loss recognized on the maturity of derivative instruments designated as cash flow since during the year the exchange rate was between the Put and Call values. Thus no value was recorded in the income statement, except the extrinsic value of transactions maturing in 2015.

The operations non-deliverable forward (NDF) are contracted with the purpose of protecting the flows of exchange risks. Their fair values are calculated using observable market pricing models.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

As of December 31, 2014, the Company did not have any derivative contracts subject to margin calls.

Purpose	Risk	Counterparty	Settlement date	12.31.2014	12.31.2013
Recourse and non-recourse debt(i)	Interest rate	Natixis	2022	17.9	21.4
Export financing(ii)	Interest rate	ItauBBA	2016	(2.4)	(3.2)
		Votorantim	2017	(2.5)	(2.8)
		Citibank	2016	(1.3)	(1.7)
		Santander	2017	(0.8)	(2.3)
		HSBC	2016	—	(0.7)
		Societe Generale	2016	(0.6)	(0.8)
		Bradesco	2016	(0.6)	(0.8)
Stock options	Object price	Republic Airways Holdings Inc	—	—	8.8
Acquisition of property, plant and equipment(iii)	Interest rate	Compass Bank	2024	(0.4)	(0.4)
Brazilian Real expenses(iv)	Exchange rate	ItauBBA	2015	(0.4)	(0.3)
		Deutsche		—	(0.4)
		Citibank	2015	(1.1)	(0.1)
		Santander	2015	(0.6)	—
		Votorantim	2015	(1.5)	—
Brazilian Real expenses(v)	Exchange rate	ItauBBA	2015	(0.7)	—
		Votorantim	2015	(0.4)	-
Export financing(vi)	Interest rate	ItaúBBA	2016	(0.1)	—
		Bradesco	2016	(0.1)	—
		Votorantim	2016	(0.4)	—
		Bofa Merril Lynch	2016	(0.1)
		Santander	2016	(0.5)
Project Development(vi)	Interest rate	ItaúBBA	2023	(0.1)	—
		Votorantim	2020	(0.3)	—
		Bofa Merril Lynch	2022	(0.1)	—
		Santander	2022	(0.1)
Export financing(vii)		Santander Totta	2015	(0.3)

				2.5	16.7

(i)	Derivative financial instruments (swap), not qualifying for hedge accounting and contracted by the Company and have effectively converted the amount of R$ 330.9 million equivalent to US$ 124.6 for recourse and non-recourse debt, from a fixed interest rate of 6.17% p.a., into a floating rate equivalent to LIBOR 6 month + 1.21% p.a.;
(ii)	Derivative financial instruments in the form of swap that converted a debt in the form of export in the amount of R$ 887.0 million equivalent to US$ 333.9, from a fixed interest rate of 5.50% p.a. to an average rate equivalent floating to 65.29% p.a. CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments (swap), not qualifying for hedge accounting, relating to a transaction in the amount of R$ 13.0 million equivalent to US$ 4.9 which converted financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to a fixed interest rate of 5.23% p.a.;
(iv)	Derivative financial instruments in the form zero-cost collar, designated as a cash flow hedge in the amount of R$ 1.053.6 million equivalent to US$ 458.1, through a purchase of a put option an exercise price of R$ 2.30 and sales of CALL with an average price of R$ 3.3931 to the real expenditure in 2015;
(v)	Derivative financial instruments in the zero-cost collar mode of R$ 438.9 thousand, equivalent to US$ 180.3 million which made buying PUT with an average exercise price of R$ 2.4335 and call with average exercise price and R$ 3.4251.
(vi)	Derivative financial instruments in the form of interest rate swap designated as hedge accounting that converted a debt in the form of export and development project in the amount of R$ 453.3 million, equivalent to US$ 170.7, from an average fixed interest rate of 5.13% p.a. to an average floating rate equivalent to 45.54% of the CDI (Interbank Deposit Certificate); and
(vii)	Derivative financial instrument in the form non-deliverable forwards, amounting to R$ 27.9 million, equivalent to US$ 10.5 related to currency exchange dollar to euro.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On December 31, 2014 and December 31, 2013, the fair value of derivative financial instruments was presented in the Statement Financial Position as shown below:

Assets	12.31.2014	12.31.2013
Current portion	5.2	14.6
Non-current	12.7	15.8

Liabilities
Current portion	(15.4)	(13.7)

Total	2.5	16.7

9.	Customer and commercial financing

Customer and commercial financing refer to the partial financing of certain sales of new aircraft by the Company, at average interest rates on December 31, 2014, of 5.07% p.a. (December 31, 2013 – 5.08% p.a.) , secured by the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2014	12.31.2013
Current portion	13.6	9.6
Non-current portion	55.0	64.1

	68.6	73.7

On December 31, 2014 and December 31, 2013, the total value of customer and commercial financing were current and not past due.

On December 31, 2014, the long-term maturities of the financing of accounts receivable were as follows:

Year
2016	9.6
2017	9.8
2018	8.1
2019	5.7
Thereafter 2019	21.8

55.0

10.	Collateralized accounts receivable and recourse and non-recourse debt

10.1.	Collateralized accounts receivable

	12.31.2014	12.31.2013
Estimated residual value of leased assets	303.2	303.2
Minimum lease payments receivable	241.0	258.3
Unearned income	(118.6)	(135.6)

Investment in sales-type lease	425.6	425.9

Current portion	9.0	10.5
Non-current portion	416.6	415.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On December 31, 2014, the maturities of the amounts classified as non-current assets are as follows:

Year
2016	8.3
2017	18.4
2018	33.8
2019	48.4
Thereafter 2019	307.7

416.6

10.2.	Recourse and non-recourse debt

	12.31.2014	12.31.2013
Recourse Debt	368.7	364.7
Non Recourse Debt	31.3	35.5

	400.0	400.2

Current portion	10.3	12.1
Non-current portion	389.7	388.1

On December 31, 2014, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2016	328.8
2017	18.4
2018	13.7
2019	14.7
Thereafter 2019	14.1

389.7

11.	Guarantee Deposits

	12.31.2014	12.31.2013
Sales structure guarantees(i)	251.7	261.4
Sales financing guarantees(ii)	321.8	311.7
Others	8.5	1.6

	582.0	574.7

(i)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt, unrelated party is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to the Company at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

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

(ii)	Financial investments denominated in US dollars and held by third-party financial institutions as a pledge under a specific sale financing structure. These investments earn interest at the annual LIBOR rate.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.	Inventories

	12.31.2014	12.31.2013
Raw materials	996.1	948.8
Work-in-process	649.0	614.1
Spare parts	357.3	351.4
Inventory in transit	228.4	217.4
Finished goods(i)	157.6	197.3
Advances to suppliers	92.5	70.6
Used aircraft available for sales(ii)	47.9	36.1
Consumption materials	40.9	31.6
Provision for adjustment to realizable value(iii)	(8.0)	(19.2)
Provision for obsolescence(iv)	(156.4)	(160.8)

	2,405.3	2,287.3

Current portion	2,405.3	2,287.3

(i)	The following aircraft were held in inventory at:

•	December 31, 2014: two EMBRAER 190, two Legacy 650, three Phenom 100, three Phenom 300, one Lineage and ten Ipanema; and

•	December 31, 2013: three Legacy 650, one Phenom 100, four Phenom 300, three Lineage and seven Ipanema.

Of the total aircraft inventories on December 31, 2014, three Ipanema sold through up to February 05, 2015.

(ii)	The following aircraft were held in inventory as available for sale:

•	December 31, 2014: one Legacy 650, one Phenom 100, three Phenom 300 and one Challenger 604; and

•	December 31, 2013: One ERJ 145, one Legacy 600, one Legacy 650.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft. Changes in market value were as follows:

	12.31.2014	12.31.2013
Beginning balance	(19.2)	(33.7)
Additions	(8.2)	(8.1)
Disposals	19.4	22.0
Reversals	—	0.6

Ending balance	(8.0)	(19.2)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes in market value were as follows:

	12.31.2014	12.31.2013
Beginning balance	(160.8)	(149.3)
Additions	(79.5)	(35.5)
Disposals	83.5	21.0
Reversals	1.3	1.1
Foreign exchange loss	(0.9)	1.9

Ending balance	(156.4)	(160.8)

Current portion	(156.4)	(160.8)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

13. Other Assets

	12.31.2014	12.31.2013
Taxes recoverable(i)	120.2	111.9
Court-mandated escrow deposits(ii)	76.6	86.0
Advances for services rendered(iii)	49.3	5.3
Prepaid expenses	24.8	36.3
Credit with suppliers(iv)	31.6	23.3
Advances to employees	16.8	6.1
Loan with a Joint Operation(v)	9.0	1.0
Advances of commissions	4.5	3.9
Indemnity assets(vi)	1.9	3.6
Restricted cash	—	—
Compulsory loan	1.0	1.1
Collateral pledge	0.9	1.0
Prepaid Insurance	0.3	6.1
Other	17.1	18.1

	354.0	303.7

Current portion	167.9	161.8
Non-current portion	186.1	141.9

(i)	Taxes recoverable

	12.31.2014	12.31.2013
Income tax and contribution for social security on net income withheld	9.4	10.2
ICMS (State Value-added Tax) and IPI (Excise Tax)	69.2	64.8
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	19.3	23.1
Others	22.3	13.8

	120.2	111.9

Current portion	69.4	66.9
Non-current portion	50.8	45.0

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal contributions where there is a liability constituted, as described in (Note 23).
(iii)	Refers mainly to advances carried out to the supplier hired by Visiona subsidiary to launch the geostationary satellite.
(iv)	Refers to rework carried out on products supplied by third parties, which will be reimbursed in accordance with contractual agreements and credits negotiated with certain suppliers that will be consumed over time.
(v)	Refers to the joint operation of the Embraer Group, where only assets and liabilities under the Company’s responsibility are consolidated. Thus, the value displayed refers to the loan balance receivable from the other partner of EZ Air Interior Limited.
(vi)	Assets recorded in a business combination, when the Company has negotiated the right of offset from the sellers, for possible future liabilities.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Subsidiaries and structured entities that the Company directly or indirectly has control, disclosed in the consolidated financial statements as of December 31, 2014, are consolidated into the Embraer group. The Company does not have any contractual or legal restrictions to access assets or settle liabilities of the wholly owned subsidiaries of the group.

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

(ii)	Subsidiaries with participation of non-controlling shareholders

Group entities described below have participation of non-controlling shareholders, but based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore to consolidate these entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
Bradar Indústria S.A.	Brazil	90.0%	10.0%
Aero Seating Technologies LLS	United States of America	85.5%	14.5%
OGMA—Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Orbisat Aerolevantamento Ltd.	Brazil	25.0%	75.0%

Although the group Embraer has 51.0% of the entities: Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements demonstrate that the Board of Directors is composed mostly by representatives from Embraer and direction of the relevant activities of the entity are approved with the consent of those representatives.

The shareholder agreement of Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all of the shares of non-controlling interest. This option is exercisable at any time and can be transferred to any person, which determined the control group Bradar Aerolevantamento by Embraer, despite the shareholding of only 25% of its capital.

The equity interests held in these subsidiaries do not differ substantially from the right proportion of votes held by Embraer Group.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Following is the summary of the financial position of the group entities that have non-controlling interest:

	12.31.2014	12.31.2013
Cash and cash equivalent	106.4	87.1
Current assets	329.0	341.6
Non current assets	126.0	109.3
Current liabilities	163.8	159.5
Non current liabilities	49.4	49.3
Noncontrolling interest	100.0	98.9
Revenue	323.8	236.5
Net income for the year	25.0	18.2

Group subsidiaries with non-controlling interests are subject to the same risks described for the wholly owned subsidiaries.

(iii) Jointly controlled entity

The EZ Air Interior Limited is a joint operation between group Embraer and Zodiac Aerospace and shares with the other member the joint administration of the relevant activities of the entity.

This joint operation has net assets and liabilities recognized in the consolidation in accordance with the rights and obligations assigned to Embraer.

	12.31.2014	12.31.2013
Cash and cash equivalent	1.4	2.3
Current assets	20.0	9.3
Non current assets	4.3	3.2
Current liabilities	11.8	11.2
Non current liabilities	15.9	2.0
Revenue	18.7	4.4
Net income for the year	(2.5)	(0.7)

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.1.1    December 31, 2014

	Current		Non-Current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	240.7	1.4	320.5	396.4	60.8	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	50.9	—	386.8	(14.9)	—
Brazilian Air Force	270.4	198.5	—	—	—	89.1
Caixa Econômica Federal	247.2	0.1	—	37.6	24.7	—
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(29.2)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.3	—	—
Telecomunicações Brasileiras S.A.—Telebrás	53.4	20.3	—	79.5	—	31.9
Exército Brasileiro	17.4	—	—	—	—	12.3
Financiadora de Estudo e Projetos—FINEP	—	9.5	—	88.1	(2.0)	—

	829.1	280.7	320.5	994.7	68.6	104.1

15.1.2    December 31, 2013

	Current		Non-Current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	497.6	311.8	311.6	85.4	47.1	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	41.9	—	213.3	(18.3)	—
Brazilian Air Force	161.8	210.3	—	—	—	130.3
Caixa Econômica Federal	197.6	0.1	—	42.7	7.9	—
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(29.1)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.9	—	—
Telecomunicações Brasileiras S.A.—Telebrás	14.0	—	—	—	—	3.7
Exército Brasileiro	5.7	—	—	—	—	5.7
Financiadora de Estudo e Projetos—FINEP	—	11.6	—	56.1	(1.7)	—

	876.7	575.7	311.6	404.4	35.0	110.6

15.1.3 December	31, 2012

	Financial Results	Operating Results
Banco do Brasil S.A.	37.0	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	(27.6)	—
Brazilian Air Force	—	145.4
Embraer Prev—Sociedade de Previdência Complementar	—	(27.6)
Financiadora de Estudo e Projetos—FINEP	(1.9)	—

	7.5	117.8

15.2. Remuneration	of key Management personnel:

	12.31.2014	12.31.2013
Short-term benefits(i)	15.9	19.7
Share based payment	5.5	3.6
Labor contract termination	1.2	0.5

Total remuneration	22.6	23.8

(i)	Includes salaries and social security contributions.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Key Management includes members of the statutory Board of Directors and Executive Directors.

In 2014 and 2013, no post-retirement or long-term benefits were recognized.

16.	Property, Plant and Equipment

The average annual rate of depreciation by asset class on December, 31, 2014 and 2013 is as follows:

Class of assets	Weighted average rate (%)
	12.31.2014	12.31.2013
Buildings and improvements	4.0%	4.6%
Installations	8.9%	7.7%
Machinery and equipment	11.8%	12.3%
Furniture and fixtures	13.6%	14.4%
Vehicles	19.6%	22.7%
Aircraft	12.3%	12.4%
Computers and peripherals	26.0%	34.3%
Tooling	10.2%	12.1%
Exchange pool program assets	7.6%	8.4%

On 2014 the Company changed the estimated useful life for exchange pool program assets.

This change occurred because of the annual revision of the useful life and residual value of all the classes that composes the fixed assets of the Company.

This revision process took into consideration the learning curve of the business and resulted on a more adequate representation of the consuming pattern of these assets. The useful life of the assets were increased based on the new business projections available and to be consistent to the recent business growth worldwide. The change refers to a change in estimate and was accounted prospectively from October 1, 2014.

The impact arisen from this change is an estimated annual decrease of about US$ 12.1 on the depreciation expense, and has no material effect on the Company’s financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft(i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress(ii)	Total
Cost
At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7
Additions	—	1.7	—	59.9	4.5	0.6	19.5	12.1	45.6	15.8	36.7	87.3	283.7
Disposals	—	(0.1)	—	(4.5)	(0.4)	(0.3)	—	(0.5)	(8.2)	—	(11.4)	(1.2)	(26.6)
Impairment	—	—	—	—	—	—	(10.8)	—	—	—	—	—	(10.8)
Reclassifications*	—	61.4	11.6	55.9	2.4	0.3	(65.3)	5.0	(4.0)	(20.0)	10.8	(105.1)	(47.0)
Translation adjustments	(0.1)	(6.0)	(0.4)	(16.6)	(0.6)	(0.5)	3.2	(1.2)	(0.6)	2.8	(26.7)	(3.5)	(50.2)

At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8

Accumulated depreciation
At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)
Depreciation	—	(14.8)	(3.9)	(37.0)	(3.7)	(0.8)	(47.0)	(9.5)	(20.2)	—	(32.0)	—	(168.9)
Disposals	—	—	—	4.6	0.5	0.1	—	0.3	0.6	—	4.8	—	10.9
Reclassifications*	—	—	—	—	—	—	20.8	—	—	(8.3)	—	—	12.5
Translation adjustments	—	0.8	0.1	11.1	0.5	0.5	0.1	0.5	0.1	—	15.2	—	28.9

At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)

Net
At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3
At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft(i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress(ii)	Total
Cost
At December 31, 2012	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.6	2,872.1
Additions	—	4.1	—	79.5	3.2	0.6	61.5	18.8	49.8	11.3	85.6	127.0	441.4
Additions—business combination	—	—	—	—	—	—	—	0.3	—	—	—	—	0.3
Disposals	—	—	(0.1)	(5.8)	(1.0)	(0.8)	(0.5)	(1.6)	—	(1.1)	(0.8)	(2.2)	(13.9)
Impairment	—	—	—	—	—	—	(14.1)	—	—	—	—	—	(14.1)
Reclassifications*	—	72.0	6.5	56.6	2.3	0.3	(59.8)	0.1	9.6	(43.0)	42.6	(114.7)	(27.5)
Translation adjustments	—	1.5	(0.1)	4.2	0.9	0.2	(0.5)	1.8	0.2	1.3	(10.8)	5.7	4.4

At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7

Accumulated depreciation
At December 31, 2012	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)
Depreciation	—	(13.1)	(3.0)	(23.5)	(3.4)	(0.9)	(50.6)	(7.4)	(18.0)	—	(25.9)	—	(145.8)
Disposals	—	—	0.1	4.8	0.9	0.8	0.5	1.4	—	—	0.7	—	9.2
Reclassifications*	—	—	—	(0.3)	—	—	13.8	0.5	(0.3)	0.2	—	—	13.9
Translation adjustments	—	(0.3)	0.1	(1.9)	(0.3)	(0.2)	0.1	(0.4)	(0.1)	—	(10.0)	—	(13.0)

At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)

Net
At December 31, 2012	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.6	1,738.4
At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft(i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress(ii)	Total
Cost

At December 31, 2011	11.1	428.4	125.4	480.1	47.8	14.0	477.2	120.8	305.6	7.8	351.3	93.4	2,462.9
Additions	—	4.4	0.2	39.5	2.2	0.7	140.4	19.6	15.8	62.4	63.9	63.1	412.2
Additions—business combination	—	—	—	0.1	—	—	—	0.1	—	—	—	—	0.2
Disposals	—	(1.1)	(0.2)	(11.2)	(1.7)	(0.2)	—	(2.6)	—	(0.4)	(3.5)	(0.1)	(21.0)
Impairment	—	—	—	—	—	—	(9.3)	—	—	—	—	—	(9.3)
Reclassifications*	—	15.5	2.5	3.1	5.6	1.0	(20.0)	(10.2)	6.1	(2.5)	43.4	(21.1)	23.4
Translation adjustments	—	(4.2)	(0.1)	0.5	0.5	0.1	(0.2)	0.5	0.1	—	5.2	1.3	3.7

At December 31, 2012	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.6	2,872.1

Accumulated depreciation At December 31, 2011	—	(127.6)	(85.0)	(301.1)	(27.7)	(10.5)	(121.1)	(102.1)	(146.0)	(1.2)	(90.2)	—	(1,012.5)
Depreciation	—	(10.8)	(2.5)	(23.5)	(2.9)	(0.8)	(35.8)	(5.1)	(20.0)	(0.1)	(38.4)	—	(139.9)
Disposals	—	0.7	0.2	10.4	1.6	0.1	—	2.6	—	—	1.6	—	17.2
Reclassifications*	—	0.2	(0.1)	(4.8)	—	—	(1.5)	—	4.7	—	—	—	(1.5)
Translation adjustments	—	(0.4)	0.1	9.2	(0.1)	(0.1)	3.1	(0.3)	(8.6)	—	0.1	—	3.0

At December 31, 2012	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)

Net

At December 31, 2011	11.1	300.8	40.4	179.0	20.1	3.5	356.1	18.7	159.6	6.6	261.1	93.4	1,450.4
At December 31, 2012	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.6	1,738.4

*	Non-cash transactions. In the column “Aircraft” this amount relates to aircraft owned by Embraer’s subsidiary ECC Leasing. The balances relating to the aircraft were transferred between property plant and equipment and inventory.

(i)	The aircraft are used for testing, shuttle and operational leasing and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December 31, 2014: 41 ERJ 135, 17 ERJ 145, seven EMBRAER 170, one EMBRAER 175, two EMBRAER 190, one EMBRAER 120, one Legacy 600, one 690B, and one EMB-810C; and

•	December 31, 2013: 45 ERJ 135, 19 ERJ 145, seven EMBRAER 170, one EMBRAER 175, two EMBRAER 190, one Phenom 100, three Phenom 300, three Legacy 600, one 690B, and one EMB-810C.

(ii)	Refers mainly to construction projects to expand the manufacturing plants and aircraft maintenance centers.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

There was no interest qualified to be capitalized for the year ended December 31, 2014.

On December 31, 2014, US$ 189.4 of property, plant and equipment were pledged as collateral to loans and financing guarantees and labor contingencies. (December 31, 2013, US$ 269.1).

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

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4

Additions	203.2	169.8	—	12.7	—	29.7	—	—	415.4
Contributions from suppliers	(133.4)	(52.0)	—	—	—	—	—	—	(185.4)
Reclassifications	—	17.1	—	—	—	—	—	—	17.1
Translation adjustments	—	—	—	—	(2.9)	—	—	(0.2)	(3.1)

At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.8)	—	(5.4)	(128.1)	—	(2.1)	(1,282.3)
Amortization	(65.7)	(35.6)	(0.8)	—	—	(14.9)	—	(0.4)	(117.4)
Amortization of contribution from suppliers	19.6	5.6	—	—	—	—	—	—	25.2
Translation adjustments	—	—	—	—	—	—	—	—	—

At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)

Intangible, net
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9

	12.31.2013
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost At December 31, 2012	996.8	845.8	25.6	—	14.7	175.0	39.4	21.8	2,119.1
Additions	98.8	171.8	—	11.8	—	34.3	(1.1)	1.0	316.6
Additions — business combination	—	—	—	—	2.9	—	—	—	2.9
Contributions from suppliers	(51.8)	—	—	—	—	—	—	—	(51.8)
Disposals	—	—	—	—	—	(3.1)	—	—	(3.1)
Reclassifications	—	10.3	—	—	—	—	—	—	10.3
Translation adjustments	—	—	—	—	(2.6)	—	—	—	(2.6)

At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4

Acumulated amortization
At December 31, 2012	(785.1)	(235.4)	(24.0)	—	(2.4)	(112.7)	—	(0.7)	(1,160.3)
Amortization	(59.9)	(67.4)	(0.8)	—	—	(15.3)	—	(1.4)	(144.8)
Additions — business combination	—	—	—	—	(2.9)	(0.1)	—	—	(3.0)
Amortization of contribution from suppliers	19.5	6.6	—	—	—	—	—	—	26.1
Reclassifications	—	(0.2)	—	—	—	—	—	—	(0.2)
Translation adjustments	—	—	—	—	(0.1)	—	—	—	(0.1)

At December 31, 2013	(825.5)	(296.4)	(24.8)	—	(5.4)	(128.1)	—	(2.1)	(1,282.3)

Intangible, net
At December 31, 2012	211.7	610.4	1.6	—	12.3	62.3	39.4	21.1	958.8
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2012
	Internally developed			Acquired from third party
	Commercial	Executive	Defense and Security	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2011	974.1	659.2	27.3	14.7	143.7	38.5	4.9	1,862.4
Additions	23.7	186.6	—	—	32.3	—	9.8	252.4
Additions—business combination	—	—	—	—	—	0.9	7.1	8.0
Contributions from suppliers	(1.0)	—	—	—	—	—	—	(1.0)
Translation adjustments	—	—	(1.7)	—	(1.0)	—	—	(2.7)

At December 31, 2012	996.8	845.8	25.6	14.7	175.0	39.4	21.8	2,119.1

Acumulated amortization
At December 31, 2011	(742.5)	(182.2)	(23.9)	(1.5)	(103.5)	—	(0.5)	(1,054.1)
Amortization	(66.6)	(61.0)	(0.1)	(0.9)	(10.1)	—	(0.2)	(138.9)
Amortization of contribution from suppliers	24.0	7.8	—	—	—	—	—	31.8
Translation adjustments	—	—	—	—	0.9	—	—	0.9

At December 31, 2012	(785.1)	(235.4)	(24.0)	(2.4)	(112.7)	—	(0.7)	(1,160.3)

Intangible, net
At December 31, 2011	231.6	477.0	3.4	13.2	40.2	38.5	4.4	808.3
At December 31, 2012	211.7	610.4	1.6	12.3	62.3	39.4	21.1	958.8

On December 31, 2014, the Company capitalized interest of US$ 9.1 in intangible assets.

18.	Impairment test

On December 31, 2014, the Company performed an evaluation of its cash-generating units (“CGUs”), in accordance with the Company’s accounting policies. No indication of impairment was identified. No impairment adjustment was necessary, except for aircraft (Note 16). The impairment losses were established for aircraft operating segments are recognized in “Commercial Aviation” or “Executive Aviation” segments in proportion to the respective aircraft.

For these calculations a discount rate of 9% (expectation of return for investors) on the cash-flows presented in the Strategic Plan of the Company.

The goodwill based on future profitability related to the acquisition of subsidiaries was tested along with other fixed and intangible assets allocated to the respective CGU where these subsidiaries are inserted without being identified impairment adjustment.

19.	Trade accounts payable

	12.31.2014	12.31.2013
Foreign suppliers	622.9	640.8
Risk partners(i)	282.1	279.0
Domestic suppliers	75.6	93.8

	980.6	1,013.6

Current portion	980.6	1,013.6

(i)	The Company’s risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior parts, and fuselage parts, among others. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.	Loans and Financing

	Currency	Contractual Interest rate—%	Effective Interest rate—%	Maturity	12.31.2014	12.31.2013
Other currencies:
Working capital	US$	4.60% to 6.38%	4.60% to 7.42%	2023	1,402.4	1,390.4
		Libor 6M + 1.35%	Libor 6M + 1.35%	2019	18.0	—
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	101.9	—
	Euro	2.00% a 3.37%	2.00% a 3.37%	2020	82.4	76.4
Project development	US$	6.08%	6.08%	2015	0.2	0.5
Property, plant and equipment	US$	2.13% Libor 1M + 2.44%	2.13% Libor 1M + 2.44%	2030 2035	64.4	66.4
Finance leasing	Euro	Euribor 1M + 1.625%	Euribor 1M + 1.625%	2014	—	0.1
	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.2

					1,669.4	1,534.0

In local currency:
Export Financing	R$	5.50% to 8.0%	5.5% to 8.0%	2017	113.2	86.2
Project development	R$	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	2023 2022	420.6	236.2
Credit Note for Exportation	R$	5.50% to 8.0%	5.5% to 8.0%	2017	304.8	337.5
Finance leasing	R$	CDI + 1.20%	CDI + 1.20%	2015	0.1	0.4

					838.7	660.3

Total					2,508.1	2,194.3

Current portion					89.7	79.3
Non-current portion					2,418.4	2,115.0

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

Between the months of August and September 2013 Embraer S.A., through its subsidiary Embraer Overseas Limited, made the exchange offer for existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. For titles of 2017 to the Exchange Offer resulted in US$ 146.4 aggregate principal amount of existing notes and US$ 337.2 aggregate principal amount of 2020 Notes, representing a pproximately 54.95% of the Notes exchanged. The total of the “Exchange Offer” which considering the effects of the exchange price negotiations total issuance of New Notes closed on approximately US$ 540.5 in principal at a rate of 5.696% and maturing to September 16, 2023 value.

The separate financial statements of Embraer Oversas Limited are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% a year.

On February 2013, Embraer S.A. signed loans in the form of Export Credit Notes for the purpose of applying in export activities and the production of goods for export in the accumulated amount of R$ 712.0 million equivalent to US$ 268.1 at a fixed rate of 5.50% p.a.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On March and April, 2013, Embraer S.A. contracted the funding line Programa BNDES de Sustentação do Investimento – BNDES PSI – Subprograma Exportação de Pré-embarque in order to implement the activities of production for export in the total amount of R$ 200.0 million equivalent to US$ 75.3 at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing line from the Financier of Studies and Projects—FINEP for the purpose of use in research and new product development program totaling approximately R$ 303.9 million equivalent to US$ 114.4 at a rate fixed 3.50% per annum. On December 31, 2014 the Company had received the amount of R$ 190.3 million equivalent to US$ 71.7 million.

In December 2013, Embraer S.A. signed a contract with BNDES for use in developments projects in the amount of approximately R$ 1.4 billion equivalent to US$ 527.1. On December 31, 2013 there was no amount disbursed this line. On December 31, 2014, the Company had received the amount of R$ 555.8 million equivalent to US$ 209.3 at a fixed rate of 3.50% p.a.

On December 31, 2014, the long-term financing agreements will mature as follows:

Year
2016	412.2
2017	456.4
2018	93.9
2019	71.4
After 2019	1,384.5

2,418.4

20.1.	Currency analysis

Total debt is denominated in the following currencies:

Loans	12.31.2014	12.31.2013
US dollar	1,587.0	1,457.5
Brazilian Real	838.7	660.3
Euro	82.4	76.5

	2,508.1	2,194.3

20.2.	Interest and guarantees

On December 31, 2014, the loans denominated in Real (34% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate on December 31, 2014 was 6.01% p.a. (6.17% p.a. on December 31, 2013).

On December 31, 2014 the loans denominated in US dollar (63% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.56% p.a. (5.81% p.a. on December 31, 2013). In addition, as on December 31, 2014, the Company had denominated loans in Euro (3% from total) that are subject to annual weighted interest rates of 2.91% p.a. (2.82% p.a. on December 31, 2013).

The effective rates on the foreign currency financing, which includes the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 4.17% p.a. as on December 31, 2014 (LIBOR + 3.81% p.a. on December 31, 2013).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 461.9 as on December 31, 2014 (US$ 374.8 on December 31, 2013) were provided as collateral for loans.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.3.     Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies. As on December 31, 2014, the Company was in compliance with all the restrictive clauses.

21.	Other payables

	12.31.2014	12.31.2013
Provisions related to payroll(i)	132.1	130.2
Contractual obligations(ii)	120.0	107.4
Other accounts payable(iii)	75.8	56.3
Provision Employee Profit sharing	32.0	57.2
Commercial incentives	23.8	18.5
Security deposit	11.6	9.2
Insurance	6.0	6.3
Accrued materials(iv)	5.9	5.9
Non controlling interest option(v)	2.4	0.7
Brazilian Air Force	2.2	0.8
Financial credit	0.3	0.6

	412.1	393.1

Current portion	324.5	304.8
Non-current portion	87.6	88.3

(i)	Refers to the accrued vacation and related charges recorded in the consolidated financial statements under other payroll;
(ii)	Represents mainly amounts recorded to cover maintenance costs of aircraft under operating under lease agreements and contractual commitments in the sale of new aircraft or completeness of financial residual value guarantees;
(iii)	Represents primarily expenses incurred at the statement of financial position date, with payments occurring within one month;
(iv)	Represents accessories or components to be installed in aircraft already delivered, in accordance with the contracts; and
(v)	Refers to non-controlling (whose right to practice has not yet occurred) put options which may require some or all of the interest in the investees to be purchased by the Company.

22.	Advances from customers

	12.31.2014	12.31.2013
Denominated in U.S. dollars	596.8	728.8
Denominated in Reais	231.8	278.2

	828.6	1,007.0

Current portion	652.5	875.9
Non-current portion	176.1	131.1

The amount of advances from customers related to construction contracts using the POC method is US$ 164.3, on December 31, 2014.

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

	12.31.2014	12.31.2013
INSS (social security contribution)(i)	123.8	122.6
Installment of taxes(ii)	95.5	164.8
IRRF (Income tax withholding income tax)	20.4	20.3
PIS and COFINS(iii)	9.8	6.4
FGTS (Government Employee Severance Indemnity Fund)	6.8	7.1
IPI (Manufacturing tax)	2.6	13.0
Income tax and social contribution(iv)	—	4.1
Others	10.8	10.4

	269.7	348.7

Current portion	125.6	133.1
Non-current portion	144.1	215.6

(i)	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995, the liability for which is suspended following a lower court decision in a civil suit. In November 2013 was judged the action in the Federal Court of the 1st Region, where the Company obtained a favorable decision at second instance and awaits judgment of the appeal filed by the Treasury. The amount involved is US$ 72.4 on December 31, 2014 (US$ 78.3 on December 31, 2013).

The Company has also filed a declaratory action in ordinary proceedings, applying for advance relief, claiming waiver of the standards that govern the Accident Prevention Factor (FAP) based on direct violation of article 10 of Law nº 10666/2003, which establishes the tax calculation methodology.

The advance relief was granted in March 2011, suspending the liability for the tax credit, and revoked in September 2012. The Company made the court-mandated escrow deposit, in the terms of article 151 sub-item II, of the National Tax Code, maintaining the suspension of the FAP tax credit liability for 2010 and 2011 of US$ 10.2. In September 2014, was granted to anticipate the effects of protection in judgment of first instance, suspend the payment of FAP. The Company is awaiting judgment of the appeal filed by the Treasury.

With regard to 2013 and 2012, the amounts involved are still suspended due to filing of an administrative appeal disputing the indices used in the Accident Prevention Factor. The amount involved on December 31, 2014, is US$ 29.3, for which a provision has been recorded.

On February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal. As a result of a lower court decision, the amounts relating to paid notices were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a final successful outcome of the court case. One of the processes is in the Federal Regional Court of the 3rd Region and is awaiting judgment of the appeal, the other remains in the Supreme Court to review the extraordinary appeal filed by the Union. The amount involved in the process is US$ 11.9 ont December 31, 2014 (US$ 12.4 on December 31, 2013).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	The Company judicially and administratively discussed the recognition of the constitutional immunity of social contribution tax on exports as well as the tax basis and tax rates on certain specific and remittances abroad. With the reopening of installments program established by Law 11.941/2009, the Company decided to include these debts in this program.

The total amount of net debt included the value of the escrow deposit in December 2013 was US$ 169.6, paid in 30 months related to the consolidation in November 2009, plus Selic period. The remaining amount on December 31, 2013 was US$ 93.6.

(iii)	This refers to contributions to the PIS/PASEP fund (Social Integration Program/Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law nº 11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute. The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base. The amount involved in the suit is US$ 3.8.

(iv)	The Company was seeking recognition of the constitutional immunity of social contribution on exports. Regarding social contribution on exports, the case was in the Supreme Court, awaiting the judgment of Extraordinary Appeal, which was awarded suspensive effect in favor on the Company.

In October 2013, the tax installment plan of Law 11.941/2009, was reopened, and after evaluating the impact of amnesty on the values discussed, as well as considering the low chance of success, the Company joined in December 2013 the special stimulus installment program, sanctioned by Law 12.865/2013.

The total amount of debt, net of the judicial deposit in December 2013 was US$ 136.6, replacing the value of US$ 106.7, after application of the listed tax stimulus in Article 3 of PGFN/RFB 07 of 10/15/2013, which was divided in 30 installments. The value on December 31, 2014 was US$ 58.9, plus the period of the Selic.

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

24.1.	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	12.31.2014	12.31.2013	12.31.2012
Temporarily non-deductible provisions	(114.1)	(117.9)	(46.9)
Tax loss carryforwards	17.9	22.3	31.0
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(204.7)	(123.7)	(32.6)
Finance guarantee provision gain not realized and Health Insurance Provision	89.3	90.7	57.7
Effect of differences by fixed asset	(31.0)	(29.7)	(25.8)
Other tax differences	(19.7)	(42.4)	3.0

Deferred tax assets (liabilities), net	(262.3)	(200.7)	(13.6)

Total deferred tax asset	8.1	8.5	12.9
Total deferred tax liability	(270.4)	(209.2)	(26.5)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The change of deferred income tax that affected profit and loss was as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2011	53.0	(10.1)	42.9

Temporarily non-deductible provisions	(119.6)	—	(119.6)
Tax loss carryforwards	25.9	—	25.9
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(62.5)	—	(62.5)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	21.5	—	21.5
Effect of differences by fixed asset	(3.3)	—	(3.3)
Other accounting differences	62.7	18.8	81.5

At December 31, 2012	(22.3)	8.7	(13.6)

Temporarily non-deductible provisions	(77.0)	—	(77.0)
Tax loss carryforwards	(4.7)	—	(4.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	—	(91.1)
Finance Guarantee Provision Gain not realized and Health Insurance Provision	36.0	4.4	40.4
Effect of differences by fixed asset	(7.2)	—	(7.2)
Other accounting differences	(48.6)	1.1	(47.5)

At December 31, 2013	(214.9)	14.2	(200.7)

Temporarily non-deductible provisions	(10.1)	—	(10.1)
Tax loss carryforwards	(1.7)	—	(1.7)
Differences between basis: account x tax
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(81.0)	—	(81.0)
Finance guarantee provision gain not realized and Post retirement benefits	13.1	(3.7)	9.4
Effect of differences by fixed asset	(4.8)	—	(4.8)
Other accounting differences	5.4	21.2	26.6

At December 31, 2014	(294.0)	31.7	(262.3)

24.2.	Reconciliation of income tax expense

	12.31.2014	12.31.2013	12.31.2012
Profit before taxation	503.9	602.4	613.8

Income tax and social contribution expense at the nominal Brazilian composite tax rate—34%	(171.3)	(204.8)	(208.7)

Tax on profits of overseas subsidiaries	(6.3)	(8.5)	18.9
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(81.0)	(91.1)	(62.5)
Research and development tax incentives	78.3	80.2	49.3
Interest on own capital	28.1	23.6	26.3
Gain or Loss in Subsidiary Equity	—	—	(0.5)
Fiscal credits (recognized and non recognized) and tax rate	4.6	(63.6)	(60.2)
Other difference between IFRS and fiscal basis	(1.3)	6.7	(22.0)
Other	(7.3)	1.1	(5.8)

Income tax and social contribution income (expense) benefit as reported	(156.2)	(256.4)	(265.2)

Income tax and social contribution current expense as reported	(77.1)	(63.8)	(189.9)
Income tax and social contribution deferred expense benefit as reported	(79.1)	(192.6)	(75.3)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The recognition of the values mentioned above resulted in an effective tax rate of 35.6% for December 31, 2014, (42.6% on December 31, 2013 and 43.2% on December 31, 2012).

25.	Financial Guarantees and Residual Value Guarantees

	12.31.2014	12.31.2013
Financial guarantee of residual value	94.4	81.6
Accounts payable(i)	81.8	138.2
Financial guarantee	61.8	73.7

	238.0	293.5

Current portion	29.5	90.0
Non-current portion	208.5	203.5

Below is the activity of the financial guarantees and residual guarantees:

	Financial guarantee	Financial guarantee of residual value	Accounts payable(i)	Additional provision(i)	Total
At December 31, 2011	75.7	45.5	56.2	317.5	494.9

Additions	—	—	211.4	6.0	217.4
Disposals	—	—	(9.1)	(59.6)	(68.7)
Reversals	—	—	—	(52.0)	(52.0)
Market value	—	14.0	—	—	14.0
Guarantee amortization	(21.2)	—	—	—	(21.2)

At December 31, 2012	54.5	59.5	258.5	211.9	584.4

Additions	30.6	0.8	3.8	6.7	41.9
Disposals	—	—	(121.4)	(66.4)	(187.8)
Reversals	—	—	(2.7)	(170.5)	(173.2)
Market value	—	21.3	—	18.3	39.6
Guarantee amortization	(11.4)	—	—	—	(11.4)

At December 31, 2013	73.7	81.6	138.2	—	293.5

Additions	1.2	—	4.0	—	5.2
Disposals	—	(6.3)	(60.4)	—	(66.7)
Market value	—	19.1	—	—	19.1
Guarantee amortization	(13.1)	—	—	—	(13.1)

At December 31, 2014	61.8	94.4	81.8	—	238.0

(i)	Accounts payable and additional provision:

•	American Airlines—Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines in 2012. At December 31, 2014 the obligation assumed in accounts payable was US$ 81.0 (December 31, 2013 – US$ 82.5)

•	Chautauqua—Refers to the negotiation realized in 2012 with Chautauqua Airlines Inc., a subsidiary of Republic Airways Holdings Inc., for restructuring of its financial operations. At December 31, 2014 the obligation assumed was US$0.8 (December 31, 2013 – US$ 55.7).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.	Provisions and contingent liabilities

26.1.	Provisions

	12.31.2014	12.31.2013
Product warranties(i)	87.3	103.9
Provisions for labor, taxes and civil(ii)	80.4	68.9
Post retirement benefits (Note 27)	41.2	71.0
Taxes	25.3	7.3
Environmental provision(iii)	4.3	5.3
Other(iv)	10.0	7.8

	248.5	264.2

Current portion	95.4	98.5
Non-current portion	153.1	165.7

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets. In 2014, the Company reviewed the estimated basis for the establishment of product warranty provisions related to commercial aviation programs.

The review took place, considering historical data of E-jets and expectations of future expenses and as a result of this review, the aircraft to be delivered beginning on 2015 to have an acknowledgment less than would be recognized if it had kept criteria previous estimates.

(ii)	Provisions for labor, tax or civil contingencies, as follows in the chart below Note 26.1.1.

(iii)	The Company maintains allowances for spending on research of soil and potential environmental recovery services.

(iv)	Refers mainly to a contingent liability recognized in 2011 when the Company, through its subsidiary, Embraer Defesa & Segurança Participações, acquired the jointly controlled entity Atech and the subsidiary Bradar. This contingent liability at the time of the acquisition represented a present obligation and whose fair value was reliably measurable. On December 31, 2014, the remaining balance for the contingent liability was US$ 3.5 and December 31, 2013 US$ 4.3.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.1.1 Provision labor, tax and civil

	12.31.2014	12.31.2013
Tax related
PIS and COFINS(i)	12.7	14.0
Social security contributions(ii)	9.9	10.8
FUNDAF(iii)	4.6	5.1
ICMS(iv)	4.6	4.8
Import taxes(v)	2.2	2.4
Third party contributions(vi)	—	8.7
CIDE	—	1.7
Others	0.7	0.6
	34.7	48.1
Labor related
Plurim as 461/1379(vii)	9.8	9.7
Indemnity(viii)	3.4	1.6
Reintegration(ix)	2.7	2.3
Third parties	0.3	0.2
Others	27.4	4.8
	43.6	18.6
Civil related
Indemnity(x)	2.1	2.2
	2.1	2.2

	80.4	68.9

Current portion	17.5	27.2
Non-current portion	62.9	41.7

(i)	The Company calculated credits on the corresponding contributions in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.

(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. In additiont these processes, the Company was notified for additional gathering of environmental risks of the work, the discussion resulted in the favorable decision to the Company pending the manifestation of Finance.

(iii)	In March 2005, an Assessment and Penalty Notice (AIIM) was filed against the Company, demanding payment of this contribution Fundo de Modernização da Administração Fazendária (FUNDAF). As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.

(iv)	The Company is discussing administratively the Infraction and Imposition of Penalty (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, understanding that the services referred to the AIIM are not taxed by the ICMS. The tax authorities have not yet decided on the appeal until this moment.

(v)	It is two Notices of Violation and Imposition of Penalty issued against the Company involving the drawback regime. The first was issued due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences regarding the tax classification of certain products. Both discussions run the judiciary and is, respectively, in Special Appeal analysis phase in STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the TRF (Tribunal Regional Federal).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(vi)	The Company is challenging the Social Security and Assistance Fund (Fundo da Previdência e Assistência Social—FPAS) classification, amended by a regulatory ruling, which resulted in an increase in taxes on payroll. In May 2014, the period of Law 11.941/2009 was reopened, and after evaluating the impacts of amnesty on the values discussed, as well as consider the low possibility of success, the Company adhered to the special installment program encouraged, sanctioned by Law 12.996/2014.

(vii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.

(viii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.

(ix)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.

(x)	Other indemnity claims brought by parties that had any kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.25 of the December 31, 2014 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits. The “Others” line in each of the categories is generally comprised of individual lawsuits and operations that differ from the main categories and are sufficiently different and insignificant not to warrant individual categories.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environmental provision
At December 31, 2011	115.8	4.4	72.7	1.0	—

Additions	86.2	57.0	21.0	3.0	—
Interest	—	—	3.4	—	—
Reclassifications	—	—	—	—	—
Used/payments	(69.3)	—	(12.1)	—	—
Reversals	(21.7)	—	(16.4)	—	—
Translation adjustments	(0.4)	—	(5.8)	0.2	—

At December 31, 2012	110.6	61.4	62.8	4.2	—

Additions	98.0	15.0	21.0	4.0	5.8
Interest	—	4.7	4.1	—	—
Used/payments	(68.5)	(3.1)	(2.0)	—	—
Reversals	(35.1)	—	(9.6)	(1.0)	—
Translation adjustments	(1.1)	(7.0)	(7.4)	0.1	(0.5)

At December 31, 2013	103.9	71.0	68.9	7.3	5.3

Additions	89.2	3.0	31.2	18.0	2.1
Interest	—	4.8	5.0	—	—
Used/payments	(64.1)	(0.7)	(9.8)	—	(2.5)
Reversals	(38.9)	(30.0)	(7.2)	—	—
Translation adjustments	(2.8)	(6.9)	(7.7)	—	(0.6)

At December 31, 2014	87.3	41.2	80.4	25.3	4.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. Below is the description of all contingent liability that the Company has:

•	In response to tax assessment notices filed by the Brazilian Federal Revenue Authorities in December 2010 and September 2011, the Company is contesting the calculation base and the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution.

With the reopening of encouraged installments, debts were included in the Company challenged the tax base and tax rate levied on certain remittances abroad. The total value of the tax assessment included in December 2013 was US$ 103.3, paid in 30 months, the final amount after discount, the value subsisting US$ 62.9, related to the consolidation in December 2013, plus Selic period. The total amount on December 31, 2014 is US$ 34.7.

The administrative discussion regarding the tax assessment which addresses the accounting and recognition of compensation in the Administrative Appeals Council goes on. The total amount on December 31, 2014 is US$ 37.9.

•	The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing. Any action in these or related inquiries, proceedings or other developments, or any agreement the Company enters into to settle the same, may result in substantial fines and other sanctions and adverse consequences. Based upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

•	The Company has contingent liabilities amounting to US$ 15.3 related to labor suits.

27.	Post-retirement benefits

	12.31.2014	12.31.2013
Medical benefits plan Brazil	36.8	68.5
Medical benefits plan subsidiaries abroad	4.4	2.5

Post-retirement benefits	41.2	71.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

27.1. Post-retirement healthcare benefits provided by the Company in Brazil

The Company amended its healthcare plan for retired employees, considered as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times at which the contribution made by the retired employees is insufficient to cover the medical plan expenses, which would represent exposure for the Company.

In 2014 the Company announced changes in employee participation in their health care plan regarding the contribution table. These changes have been challenged by the Union that an injunction suspending the change in the amounts charged of eligible employees, but for employees assisted by the benefit, the change was applied. Because it is a change in the health care plan the effects of this change were recorded in statement of income in the line of other operating income (expense), net. For other plan participants the Company has not reviewed its exposure, and is awaiting a legal decision to proceed with a possible change of employee participation policy in the health care plan. The rational of this recognition is described in the accounting policy (Note 2.2.26—b).

The amounts recognized in the statement of financial position were:

	12.31.2014	12.31.2013
Benefit obligation—beginning of year	68.5	57.0
Cost of service	0.7	1.2
Interest on the value of the obligation	4.5	4.7
Actuarial gains (losses) from demographic assumptions	(0.1)	59.6
Actuarial gains (losses) from financial assumptions	1.7	(45.9)
Benefits paid directly by the company	(0.5)	(0.9)
Cust incurred service—plan amendments	(30.0)	—
Translation adjustments	(8.0)	(7.2)

Benefit obligation—end of year	36.8	68.5

The main actuarial assumptions were as follows:

	12.31.2014	12.31.2013
Discount rate	11.8%	11.5%
Inflation	5.2%	4.8%
Growth rate of medical costs (next year)	11.2%	11.0%
Growth of (long term) medical cost rate	6.2%	5.8%

27.2. Post-retirement healthcare benefits provided by subsidiaries abroad

Embraer Aircraft Holding sponsors a post-retirement healthcare plan, which was amended in 2007. The expected costs of pension and provision of post-employment medical benefit for beneficiaries employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

The change in the post-retirement benefits is summarized as follows:

	Other Post retirement Benefits
	12.31.2014	12.31.2013	12.31.2012
Benefits Obligations—beginning of the year	4.0	4.9	4.9
Interest cost	0.3	0.3	0.3
Actuarial loss	0.7	(1.0)	(0.1)
Benefits paid to participants	(0.2)	(0.2)	(0.2)

Benefits Obligations—end of year	4.8	4.0	4.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The changes in plan assets for the years ended were as follows:

	Other Post retirement Benefits
	12.31.2014	12.31.2013	12.31.2012
Fair value of plan assets—beginning of the year	1.2	1.1	1.1
Actual return on plan assets	0.1	0.3	0.1
Benefits paid to participants	(0.2)	(0.2)	(0.1)

Fair value of plan assets—end of year	1.1	1.2	1.1

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit cost are summarized as follows:

	Other Post retirement Benefits
	12.31.2014	12.31.2013	12.31.2012
Accrued cost—Unfunded status	(4.4)	(2.5)	(4.4)

	(4.4)	(2.5)	(4.4)

The principal actuarial assumptions utilized was as follows:

	Other Post retirement Benefits
	%	%	%
	12.31.2014	12.31.2013	12.31.2012
Average discount rate	4.75%	3.75%	4.50%
Net periodic benefit cost	4.00%	4.75%	3.75%
Expected return on plan assets	N/A	N/A	7.75%
Rate of compensation increase	5.50%	5.50%	5.50%

The components of net periodic benefit cost were as follows:

	12.31.2014	12.31.2013	12.31.2012
Service cost	(0.1)	(0.1)	(0.1)
Interest cost	(0.2)	(0.2)	(0.2)
Expected return on plan assets	0.1	0.1	0.1

Net periodic cost	(0.2)	(0.2)	(0.2)

Net cost	(0.2)	(0.2)	(0.2)

The net benefit cost (benefit) is included in selling expenses and in administrative expenses.

The composition of plan assets, was as follows:

	12.31.2014	12.31.2013	12.31.2012
Mutual funds invested primarily in stocks	98%	98%	80%
Mutual funds invested primarily in bonds	1%	1%	19%
Other—cash	1%	1%	1%

	100%	100%	100%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement
2015	0.2
2016	0.2
2017	0.2
2018	0.2
2019	0.2
2020—2024	1.2

2.2

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7% was assumed. The rate is expected to decrease to 5% in 2015. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement healthcare plan. A one percentage point change in assumed healthcare cost trend rates would not have material effects on the post-retirement benefit.

27.3.	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. Contributions by the Company and certain subsidiaries to the plan for the years ended December 31, 2014, 2013 and 2012 were US$ 28.4, US$ 28.1 and US$ 27.8, respectively.

28.	Financial Instruments

28.1.	Financial instruments by category

		12.31.2014
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	1,713.0	—	—	—	1,713.0
Financial investments	6	—	709.6	2.6	44.2	—	756.4
Collateralized accounts receivable	10	425.6	—	—	—	—	425.6
Trade accounts receivable, net	7	703.8	—	—	—	—	703.8
Customer and commercial financing	9	68.6	—	—	—	—	68.6
Derivative financial instruments	8	—	17.9	—	—	—	17.9

		1,198.0	2,440.5	2.6	44.2	—	3,685.3

Liabilities
Loans and financing	20	—	—	—	—	2,507.9	2,507.9
Trade accounts payable and others liabilities		—	4.0	—	—	1,788.7	1,792.7
Financial guarantee of residual value	25	—	94.4	—	—	143.6	238.0
Capital lease	20	—	—	—	—	0.2	0.2
Derivative financial instruments	8	—	15.4	—	—	—	15.4

		—	113.8	—	—	4,440.4	4,554.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

		12.31.2013
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	1,683.7	—	—	—	1,683.7
Financial investments	6	—	912.6	27.7	45.0	—	985.3
Collateralized accounts receivable	10	425.9	—	—	—	—	425.9
Trade accounts receivable, net	7	578.7	—	—	—	—	578.7
Customer and commercial financing	9	73.7	—	—	—	—	73.7
Derivative financial instruments	8	—	30.4	—	—	—	30.4

		1,078.3	2,626.7	27.7	45.0	—	3,777.7

Liabilities
Loans and financing	20	—	—	—	—	2,193.6	2,193.6
Trade accounts payable and others liabilities		—	—	—	—	1,806.9	1,806.9
Financial guarantee of residual value	25	—	81.6	—	—	211.9	293.5
Capital lease	20	—	—	—	—	0.7	0.7
Derivative financial instruments	8	—	13.7	—	—	—	13.7

		—	95.3	—	—	4,213.1	4,308.4

28.2.	Fair value of financial instruments

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

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2014. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	12.31.2014
		Fair value of financial instruments measured at fair value through profit or loss
	Note	Level 1	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	232.2	1,480.8	—	1,713.0	—	1,713.0	1,713.0
Financial investments	6	0.8	708.8	—	709.6	46.8	756.4	756.4
Collateralized accounts receivable		—	—	—	—	425.6	425.6	425.6
Trade accounts receivable, net	7	—	—	—	—	703.8	703.8	703.8
Customer and commercial financing	9	—	—	—	—	68.6	68.6	68.6
Derivative financial instruments	8	—	17.9	—	17.9	—	17.9	17.9

		233.0	2,207.5	—	2,440.5	1,244.8	3,685.3	3,685.3

Liabilities
Loans and financing	20	—	—	—	—	2,507.9	2,661.5	2,507.9
Trade accounts payable and others liabilities		4.0	—	—	4.0	1,788.7	1,792.7	1,792.7
Financial guarantee and of residual value	25	—	—	94.4	94.4	143.6	238.0	238.0
Capital lease	20	—	—	—	—	0.2	0.2	0.2
Derivative financial instruments	8	—	15.4	—	15.4	—	15.4	15.4

		4.0	15.4	94.4	113.8	4,440.4	4,707.8	4,554.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2013
		Fair value of financial instruments measured at fair value through profit or loss
	Note	Level 1	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	261.6	1,422.1	—	1,683.7	—	1,683.7	1,683.7
Financial investments	6	140.7	771.9	—	912.6	72.7	985.3	985.3
Collateralized accounts receivable		—	—	—	—	425.9	425.9	425.9
Trade accounts receivable, net	7	—	—	—	—	578.6	578.7	578.7
Customer and commercial financing	9	—	—	—	—	73.7	73.7	73.7
Derivative financial instruments	8	—	30.4	—	30.4	—	30.4	30.4

		402.3	2,224.4	—	2,626.7	1,150.9	3,777.7	3,777.7

Liabilities
Loans and financing	20	—	—	—	—	2,193.6	2,299.3	2,193.6
Trade accounts payable and others liabilities		—	—	—	—	1,806.9	1,806.9	1,806.9
Financial guarantee and of residual value	25	—	—	81.6	81.6	211.9	293.5	293.5
Capital lease	20	—	—	—	—	0.7	0.7	0.7
Derivative financial instruments	8	—	13.7	—	13.7	—	13.7	13.7

		—	13.7	81.6	95.3	4,213.1	4,414.1	4,308.4

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31, 2012	99.7

Profits (losses) unrealized	1.2
Market value	39.3
Reversal	(58.6)

At December 31, 2013	81.6

Disposal	(6.3)
Market value	19.1

At December 31, 2014 (Unaudited)	94.4

28.3.	Financial risk management policy

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

On December 31, 2014, cash and cash equivalents was lower than the Company’s financial indebtedness by US$84.5 and December 31, 2013 cash and cash equivalents exceeded the Company’s financial indebtedness by US$429.3.

Of the total financial indebtedness as of December 31, 2014, 3.6% was short-term (3.6% on December 31, 2012) and the average weighted term was equivalent to 5.4 years (6.3 years as of December 31, 2012). The Company’s own capital accounted for 37.1% as of December 31, 2014 and 35.8% of the total liabilities as of December 31, 2013.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

a) Credit risk for counterparty with external assessment

	12.31.2014	12.31.2013
Cash and cash equivalents	1,713.0	1,683.7
Financial investments	756.4	985.3
Derivative financial instruments	17.9	30.4

Total	2,487.3	2,699.4

Based on external appraisal:
AAA	1,598.9	1,344.6
AA	49.0	123.4
A	60.0	115.2
BBB	779.1	1,082.4
N/A	0.3	33.8

Total	2,487.3	2,699.4

N/A	– Not available: no observable input to credit assessment

b) Credit risk for counterparties without external evaluation

	12.31.2014	12.31.2013
Collateralized accounts receivable	425.6	425.9
Trade accounts receivable, net	703.8	578.7
Customer and commercial financing	68.6	73.7

Total	1,198.0	1,078.3

Based on internal appraisal:
Group 1	1.7	9.8
Group 2	90.5	79.5
Group 3	1,105.8	989.0

Total	1,198.0	1,078.3

Group	1: New customers (less than one year)
Group	2: Customers (more than one year) impaired
Group	3: Customers (more than one year) not impaired

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

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2014
Loans and financing	3,279.9	195.0	1,079.0	320.5	1,685.4
Suppliers	980.6	980.6	—	—	—
Recourse and non recourse debt	400.0	10.3	328.8	32.1	28.8
Financial guarantees	238.0	29.5	42.1	14.8	151.6
Other liabilities	386.1	85.5	118.4	111.4	70.8
Capital lease	0.3	0.2	0.1	—	—

Total	5,284.9	1,301.1	1,568.4	478.8	1,936.6

At December 31, 2013
Loans and financing	3,003.8	176.6	1,167.4	182.9	1,476.9
Suppliers	1,013.6	1,013.6	—	—	—
Recourse and non recourse debt	400.2	12.1	317.3	27.5	43.3
Financial guarantees	293.5	35.1	26.2	23.2	209.0
Other liabilities	355.2	19.3	105.7	149.8	80.4
Capital lease	0.8	0.5	0.3	—	—

Total	5,067.1	1,257.2	1,616.9	383.4	1,809.6

The above table shows the outstanding principal and anticipated interest due at maturity date. For the fixed rate liabilities, the interest expenses were calculated based on the rate established in each debt contract. For the floating rate liabilities, the interest expenses were calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

28.3.4	Market risk

a)	Interest rate risk

This risk arises from the possibility that the Company might incur losses on account of interest rate fluctuations that increase the financial expense of liabilities and related to floating interest rates that reduce the assets income subject to floating interest rates and/or when the fluctuation in the determination of fair value price of assets or liabilities that are marked to market by fixed rates.

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

On December 31, 2014, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	853.8	34.58%	1,615.6	65.42%	2,469.4	100.00%
Loans and financing	2,287.0	91.18%	221.1	8.82%	2,508.1	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount%	%	Amount	%
Cash, cash equivalents and financial investments	853.7	34.57%	1,615.7	65.43%	2,469.4	100.00%
Loans and financing	1,617.0	64.47%	891.1	35.53%	2,508.1	100.00%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On December 31, 2014, the Company’s cash, cash equivalents, financial investments and loans and financing post-fixed were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,615.6	100.00%	1,615.6	100.00%
CDI	1,386.0	85.79%	1,386.0	85.79%
Libor	229.6	14.21%	229.6	14.21%
Loans and financing	221.1	100.00%	891.1	100.00%
TJLP	44.0	19.90%	44.0	4.94%
Libor	177.0	80.05%	160.4	18.00%
CDI	0.1	0.05%	686.7	77.06%

b)	Foreign exchange rate risk

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of derivative transactions		With the effect of derivative transactions
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Loans and financing
Brazilian reais	838.7	660.3	838.7	660.3
U.S. dollars	1,587.0	1,457.5	1,587.0	1,457.5
Euro	82.4	76.5	82.4	76.5

	2,508.1	2,194.3	2,508.1	2,194.3

Trade accounts payable
Brazilian reais	114.7	84.2	114.7	84.2
U.S. dollars	770.1	815.5	770.1	815.5
Euro	95.2	110.6	95.2	110.6
Other currencies	0.6	3.3	0.6	3.3

	980.6	1,013.6	980.6	1,013.6

Total (1)	3,488.7	3,207.9	3,488.7	3,207.9

Cash and cash equivalents and financial investments
Brazilian reais	1,392.3	1,269.7	1,392.3	1,269.7
U.S. dollars	1,011.8	1,339.3	1,011.8	1,339.3
Euro	11.0	21.4	11.0	21.4
Other currencies	54.3	38.6	54.3	38.6

	2,469.4	2,669.0	2,469.4	2,669.0

Trade accounts receivable:
Brazilian reais	78.0	43.1	78.0	43.1
U.S. dollars	508.0	390.3	508.0	390.3
Euro	116.8	144.3	116.8	144.3
Other currencies	1.0	1.0	1.0	1.0

	703.8	578.7	703.8	578.7

Total (2)	3,173.2	3,247.7	3,173.2	3,247.7

Net exposure (1—2):
Brazilian reais	(516.9)	(568.3)	(516.9)	(568.3)
U.S. dollars	837.3	543.4	837.3	543.4
Euro	49.8	21.4	49.8	21.4
Other currencies	(54.7)	(36.3)	(54.7)	(36.3)

The Company also has other financial assets and liabilities that are influenced by the foreign exchange variations and were not included in the table above. They are used to minimize the exposure in the presented currencies.

28.4 Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments is presented below, including derivatives, describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded on December 31, 2014, in the event of the occurrence of such variations in the risk component.

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

28.4.2     Interest risk factor

			Additional variations in book balances(*)
	Risk factor	Amounts exposed	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	1,386.0	(80.2)	(40.1)	11.5	40.1	80.2
Loans and financing	CDI	0.1	—	—	—	—	—

Net impact	CDI	1,385.9	(80.2)	(40.1)	11.5	40.1	80.2
Cash equivalents and financial investments	LIBOR	229.6	(0.3)	(0.1)	0.1	0.1	0.3
Loans and financing	LIBOR	177.0	0.2	0.1	(0.1)	(0.1)	(0.2)

Net impact	LIBOR	52.6	(0.1)	—	—	—	0.1
Loans and financing	TJLP	44.0	1.1	0.6	(0.2)	(0.6)	(1.1)

Net impact	TJLP	(44.0)	1.1	0.6	(0.2)	(0.6)	(1.1)
Rates considered	CDI	11.57%	5.79%	8.68%	12.40%	14.46%	17.36%
Rates considered	LIBOR	0.26%	0.09%	0.19%	0.31%	0.32%	0.38%
Rates considered	TJLP	5.00%	2.50%	3.75%	5.50%	6.25%	7.50%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2014

28.4.3 Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,695.5	847.7	423.9	(15.2)	(423.9)	(847.7)
Cash, cash equivalents and financial investments	BRL	1,392.3	696.1	348.1	(12.5)	(348.1)	(696.1)
Other assets	BRL	303.2	151.6	75.8	(2.7)	(75.8)	(151.6)
Liabilities		1,659.1	(829.5)	(414.8)	14.9	414.8	829.5
Loans and financing	BRL	838.7	(419.3)	(209.7)	7.5	209.7	419.3
Other liabilities	BRL	820.4	(410.2)	(205.1)	7.4	205.1	410.2

Net impact		36.4	1,677.2	838.7	(30.1)	(838.7)	(1,677.2)
Exchange rate considered		2.6562	1.3281	1.9922	2.6800	3.3203	3.9843

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2014

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed	-50%	-25%	Probable scenario	+25%	+50%
Interest swap	LIBOR	17.4	3.2	1.6	(1.3)	(1.5)	(3.0)
Interest swap—fair value hedge	CDI	(1.8)	12.6	5.9	(1.6)	(5.3)	(10.1)
Interest swap	CDI	(8.1)	18.6	8.9	(2.4)	(8.3)	(16.0)
Hedge desifnated as cash flow	US$/R$	(3.6)	148.7	38.6	(0.4)	(36.8)	(132.4)
Foreign Exchange option	Object-price	(1.1)	64.2	20.1	(0.2)	(13.0)	(48.4)
Other derivatives	Preço-objeto	(0.3)	4.3	1.7	0.4	(0.4)	(1.0)

Total		2.5	251.6	76.8	(5.5)	(65.3)	(210.9)
Rate considered	LIBOR	0.26%	0.13%	0.19%	0.31%	0.32%	0.38%
Rate considered	CDI	11.57%	5.79%	8.68%	12.40%	14.46%	17.36%
Rate considered	US$/R$	2.6562	1.3281	1.9922	2.6800	3.3203	3.9843
Object-price considered	Object-price	1.21	0.60	0.91	1.20	1.51	1.81

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2014

28.4.5	Residual Value Guarantees

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

		Additional variations in book balances
	Amounts exposed	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	94.4	(163.2)	(89.6)	(0.8)	60.1	84.9

Total	94.4	(163.2)	(89.6)	(0.8)	60.1	84.9

If a provision is considered to be insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

29.	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital on December 31, 2014 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,494,583 shares were held in Treasury.

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

29.3 Treasury Shares

Common shares acquired by April 4, 2008, using the sources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Director’s in a meeting held on December 7, 2007 and corresponds to 5,494,583 common shares and US$60.1 as of December 31, 2014. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)
In the beggining of the year	103.8	9,496,000	10.94
Used for share based compensation(i)	(43.7)	(4,001,417)	10.94

At December 31, 2014	60.1	5,494,583	10.94

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

On December 31, 2014, the market value of the shares held in Treasury was US$50.6 (December 31, 2013 — US$76.4).

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

•	In meetings held on March 13, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2014 in the amount of US$16.2, corresponding to US$0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on April 09, 2014.

•	In meetings held on June 10, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2014 in the amount of US$16.7, corresponding to US$0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on July 17, 2014.

•	In meetings held on September 11, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2014 in the amount of US$14.9, corresponding to US$0.02 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on October 10, 2014.

•	In meetings held on December 4, 2014, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2014 in the amount of US$33.1, corresponding to US$0.05 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on January 09, 2015.

29.7 Proposed dividends

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on real amounts in the legal books, as shown below:

Brazilian million Reais	12.31.2014	12.31.2013	12.31.2012
Net income for the year	796.1	777.7	697.8
Investment Subsidy	(1.6)	(6.2)	(8.0)
Legal Reserve	(39.8)	(38.9)	(34.9)

	754.7	732.6	654.9

Minimun mandatory dividend (25%)	188.7	183.2	163.7

Dividends:
Interest on own capital, net of tax	172.6	134.2	133.7
Proposed dividends	16.1	49.0	30.1

Total stockholder remuneration	188.7	183.2	163.7
Payments of the year	(95.8)	(76.6)	(101.8)
Total shareholders remuneration of period	92.9	106.6	61.9
Total shareholders remuneration of previous period	0.1	0.1	0.2

Total shareholders remuneration — in millions of Brazilian reais	92.9	106.7	62.2

Total shareholders remuneration — in millions of US$	35.0	45.5	30.4

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

29.7.2	Other Comprehensive Income

Consists of the following adjustments:

•	Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency; and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale.

30.	Share-based compensation

In February 2014, the Board of Directors approved the revision of Executive Remuneration Policy (ERP), applies to all executive officers and other Company executives. Among the elements of executive compensation is the Long Term Incentive (LTI) whose main objectives (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to the improved performance of Company the right to participate in the result of their contribution, (iii) in addition to ensuring the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two ILP modes: stock options and virtual shares.

30.1.	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries whose right to exercise the options is given in two ways: outorgagas granted until 2011: I) 20% after 1 year, II) 30% after year 2 and III) 50% after 3 years, and grants awarded from 2012: I) 33% after 3 years, II) 33% after the 4th year and III) 34% after 5 years, all over to the grant date of each option.The exercise price of each option is set on the day of the weighted average stock option the price of the last sixty trading days, may be adjusted by up to 30% to cancel any speculation. The participant will have a maximum exercise period of five years for option grants awarded by 2011 and seven years for the others, started from the date of grant. In either situation

Follows the composition of grants awarded:

	in thousands of options
	Grants	Exercised	Canceled(i)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on April 30, 2010	6.510.000	(5.907.000)	(528.000)	75.000	75.000	10,19	5,89
Grants on January 18, 2011	6.345.000	(5.118.418)	(796.000)	430.582	430.582	12,05	7,20
Grants on March 16, 2011	150.000	(150.000)	—	—	—	12,89	7,73
Grants on January 23, 2012	4.860.000	(130.000)	(630.000)	4.100.000	—	11,50	6,56
Grants on March 20, 2013	4.494.000	—	(549.000)	3.945.000	—	15,71	7,91
Grants on April 25, 2013	584.400	—	(584.400)	—	—	16,81	7,93

As of December 31, 2014	22.943.400	(11.305.418)	(3.087.400)	8.550.582	505.582

(i)	The cancellations refer to shares granted to members of the Board of Directors and employees who no longer work for the Company. Additionally On April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to be made to plan participants.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

30.2.	Phantom shares plan

The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to the Company’s shareholders.

The value of the LTI will be converted at the average price of the Company’s shares considering the last 30 trading days by determining the of quantity virtual shares allocated to each participant divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of perfornance virtual shares. The Company will pay the amount of LTI converting the quantity of virtual into real actions by the average price of the Company shares of the last 10 trading as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the Grant Date; (ii) 33% on the fourth anniversary of the Grant Date, and (iii) 34% on the fifth anniversary of the Grant Date; and

•	performance Virtual AP: 100% on the third anniversary of the Date Grant, considering that the economic value added (Economic Value Added—EVA) accumulated in the three preceding fiscal years is positive.

The values resulting from conversion of virtual shares, are summed to the values equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the shares of the Company for the last 10 trading days prior to the close of the period, applied to the amount of virtual actions assigned to each participant in proportion to the period of acquisition incurred.

•	On February 25, 2014, the Company granted a total value of LTI of US$ 13.0, equivalent to 1,570,698 virtual shares, whose fair value on December 31, 2014 totaled US$ 4.0, equivalent to 170,486 virtual shares.

31.	Earnings per Share

31.1.	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	12.31.2014	12.31.2013	12.31.2012
Net income attributable to owners of Embraer	334.7	342.0	347.8
Weighted average number of shares (in thousands)	733,677	729,001	725,023

Basic earnings per share—U.S. dollars	0.4562	0.4691	0.4797

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

	12.31.2014	12.31.2013	12.31.2012
Net income attributable to owners of Embraer	334.7	342.0	347.8
Weighted average number of shares (in thousands)—diluted	733,677	729,001	725,023

Dilution for the issuance of stock options (in thousands)(i)	3,786	4,795	2,708
Weighted average number of shares (in thousands)—diluted	737,463	733,796	727,731
Diluted earnings per share—U.S. dollars	0.4538	0.4661	0.4780

(i)	Refers to the effect of potentially dilutive shares for December 31, 2014.

On December 31, 2014, there were no anti-dilutive effects.

32. Revenue and (expenses) by nature

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2014	12.31.2013	12.31.2012
As presented as statements of Income:
Revenue	6,288.8	6,235.0	6,167.0
Cost of sales and services	(5,038.3)	(4,818.9)	(4,676.6)
Administrative	(207.5)	(210.5)	(279.2)
Selling	(419.9)	(454.4)	(480.4)
Research	(47.1)	(74.7)	(77.3)
Other income (expenses), net	(32.6)	36.9	(42.8)
Equity in losses on associates	(0.1)	—	1.2

Operating profit before financial income	543.3	713.4	611.9

Revenue (expenses) by nature:
Revenue from sales of goods	5,310.1	5,399.7	5,435.1
Revenue from sales of services	1,102.4	955.4	799.8
Sales deductions and tax on revenue	(123.7)	(120.1)	(67.9)
Material cost	(4,752.0)	(4,528.3)	(4,397.8)
Depreciation	(168.9)	(145.8)	(139.9)
Amortization	(117.4)	(144.8)	(138.9)
Personnel expenses	(320.3)	(340.0)	(369.4)
Selling expenses	(82.2)	(113.3)	(138.3)
Other operating (expense) income	(304.7)	(249.4)	(370.8)

Operating profit before financial income	543.3	713.4	611.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

33.	Other operating income (expense), net

	12.31.2014	12.31.2013	12.31.2012
Post-retirement benefits (i)	29.1	—	—
Financial guarantee (ii)	28.2	152.7	(24.7)
Contractual fines (iii)	14.5	38.0	32.0
Royalties	12.3	11.5	8.9
Recovery of expenses	12.1	11.0	10.8
Other sales	7.3	6.4	7.3
Aircraft maintenance third parties	—	(1.0)	—
Gain on disposal of assets	—	(3.5)	—
Refis Installments (tax recovery program)	—	(37.0)	—
Pre operating expenses	(0.2)	(1.4)	(11.5)
Environmental provision	(2.1)	(5.3)	—
Provision for contingencies	(4.0)	(14.9)	12.0
Aircraft maintenance and flights costs—fleet	(4.6)	(2.9)	(4.7)
Product modifications	(4.6)	(3.7)	(4.4)
Flight safety standards	(5.2)	(3.8)	(3.8)
Impairment of aircraft	(10.4)	(14.2)	(9.5)
Training and development	(12.1)	(14.1)	(4.0)
Expenses system project	(16.8)	(17.6)	(13.9)
Corporate Projects	(21.4)	(11.4)	(0.7)
Taxes on other outputs	(37.6)	(30.8)	(20.9)
Others	(17.1)	(21.1)	(15.7)

	(32.6)	36.9	(42.8)

(i)	Refers to the recognition of changes made in the health care plan of employees covered by benefit of the Company (Note 27.1).
(ii)	Receipt referring to the reminiscent balance of the value paid as financial guarantee anticipation on the negotiation with American Airlines to the operation financing agent.
(iii)	Substantially composed by fines charged from the clients because of sales contract cancelling, mainly on the executive segment, according to the contractual clauses prevision.

34.	Financial income (expense), net

	12.31.2014	12.31.2013	12.31.2012
Financial income:
Interest on cash and cash equivalents and financial investments	145.9	106.1	93.2
Interest on receivables	29.1	31.9	26.6
Residual value guarantee	—	—	19.1
Other	2.6	19.8	0.2

Total financial income	177.6	157.8	139.1

Financial expenses:
Financial restructuring costs	(1.0)	(1.9)	(1.9)
IOF—(Tax on financial transactions )	(3.1)	(3.5)	(5.3)
Residual value guarantee	(19.1)	(79.7)	—
Interest on taxes, social charges and contributions	(30.1)	(34.9)	(10.8)
Interest on loans and financing	(133.0)	(128.3)	(113.3)
Other	(7.0)	(11.2)	(14.6)

Total financial expenses	(193.3)	(259.5)	(145.9)

Derivative instruments	(8.8)	5.3	—

Financial income (expenses), net	(24.5)	(96.4)	(6.8)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

35.	Foreign exchange gains (losses), net

	12.31.2014	12.31.2013	12.31.2012
Monetary and foreign exchange variations
Assets:
Advances to suppliers	—	—	(0.3)
Tax credits	(24.9)	(24.2)	(16.6)
Trade accounts receivable	(28.5)	(8.0)	(7.5)
Cash and cash equivalents and financial investments	(164.6)	(189.4)	(84.8)
Other	(26.5)	(30.4)	(21.7)

	(244.5)	(252.0)	(130.9)

Liabilities:
Loans and financing	106.8	109.9	53.2
Accounts payable	33.4	(1.0)	5.9
Taxes and charges payable	37.2	52.5	31.8
Provisions	34.4	27.5	13.8
Advances from customers	10.8	48.6	20.2
Provisions for contingencies	5.6	4.6	2.9
Suppliers	5.6	6.6	—
Translation losses on conversion of foreign subsidiaries	—	—	0.1
Other	(1.2)	1.4	(1.5)

	232.6	250.1	126.4

Net monetary and foreign exchange variations	(11.9)	(1.9)	(4.5)

Derivative instruments	(3.0)	(12.7)	13.2

Foreign exchange gain (loss), net	(14.9)	(14.6)	8.7

36.	Responsibilities and Commitments

36.1	Trade-ins

The Company has offered 12 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

36.2	Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries include operating leases of of buildings and land, machinery, vehicles and computer equipment. On December 31, 2014 the amounts recognized as expenses totaled US$ 15.9, December 31, 2013 US$ 19.4 and December 31, 2012 US$ 16.5. These leases expire at various dates through 2038.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

On December 31, 2014, the Company has operating leases with payments scheduled as follows:

Year
2015	17.8
2016	14.0
2017	9.0
2018	6.1
After 2018	30.0

Total	76.9

36.3	Financial Guarantees

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

	12.31.2014	12.31.2013
Maximum financial guarantees	487.6	545.5
Maximum residual value guarantees	307.5	359.9
Mutually exclusive exposure(i)	(107.4)	(94.7)
Provisions and liabilities recorded (Note 25)	(156.2)	(155.3)

Off-balance sheet exposure	531.5	655.4

Estimated proceeds from financial guarantees and underlying assets	725.2	907.8

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

36.4	Insurance cover

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

To cover material damage for the assets and loss of earnings of its operations in Brazil and abroad, the Company has ensured an amount of US$ 6.5 billion.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

37.	Supplemental Cash Flow information

37.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2014	12.31.2013	12.31.2012
Payments made during the year:
Interest	114.9	130.9	122.2
Income tax and social contribution	56.2	68.3	56.7
Non-cash financing and investing transactions
Disposals property, plant and equipment for providing for the sale of inventory	(56.6)	(42.1)	(52.5)
Additions to property, plant and equipment, with transfer to inventory-aircrafr	9.1	—	—
Transfer of inventory to fixed assets	—	39.9	49.8

38.	Segment information

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

From a product perspective, the analysis considers the following market segments:

38.1	Commercial aviation business

The Commercial Aviation business mainly involves the development, production and sale of commercial jets and rendering of support services, particularly in the regional aviation segment and operating leasing of aircraft.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•	EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

•	E-Jets E2, the second generation of the E-Jets family of commercial aircraft consists of three new aircraft—E175-E2 with capacity up to 88 seats, E190-E2 with seats up to 106 and E195-E2 reaching up to 132 seats. The E190-E2 will enter service in the first half of 2018. The E195-E2 is scheduled to enter service in 2019 and E175-E2 in 2020.

38.2	Defense and security business

The defense and security business operations mainly involve research, development, production, modification and support for military defense and security aircraft, as well as a wide range of products and integrated solutions that include state-of-the-art radars, special space systems (satellites) and advanced information and communications systems, such as Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance, or C4ISR systems.

The expansion and diversification of the portfolio, previously focused on military aircraft, was made possible by a strategy of partnerships and acquisitions. One result of this diversification was the signing of an agreement for implementation of the first phase of the Integrated Frontier Monitoring System (SISFRON—Sistema Integrado de Monitoramento de Fronteiras)—by the Tepro Consortium (set up by the subsidiaries Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A the new name of OrbiSat Indústria S.A.), which will involve, in this first phase, monitoring of approximately 650 kilometers of the border between Mato Grosso do Sul, Paraguay and Bolivia. As one of the largest enterprise of its kind running on the planet, the goal is SISFRON extend along the full extent of land borders that unite Brazil to neighboring nations.

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

The main products of the portfolio of Defense and Security are the following:

•	Light Attack and Advanced Training Aircraft (Super Tucano)—a light attack aircraft, specially developed to operate in severe climates, be subjected to extremes of temperature and humidity, and equipped with sophisticated navigation and attack, training and flight simulation systems. The aircraft which the construction was contracted by the US Air Force (USAF) in partnership with Sierra Nevada Corporation (SNC) are being produced on Jacksonville, Florida.

•	Aircraft Modernization—The Company offers modernization services and actually have five programs contracted. The first one, known as F-5BR, focus on structural and electronic update of the F-5 fighter AC of the Brazilian Air Force. The second program, A-1M, consists on modernization of the AMX, ground attack advanced aircraft, developed and produced by the cooperation between Brazil and Italy to Brazilian Air Force. The third one, contracted by the Brazilian Navy, is related of new avionics technologies incorporation, radars, power generation system, among others, on the aircraft A-4 Skyhawk (denominated AF-1 by the client). On the fourth program, signed with Brazilian Air Force, the Company was contracted to modernize the EMB-145 AEW&C Aircraft. And yet, the Company were contracted by the Colombian Air Force to realize the modernization of the EMB 312 Tucano Aircraft, the fifth program ongoing.

•	The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C—Airborne Early Warning and Control, EMB 145 AGS—Remote Sensing and Air to Ground Surveillance and P-99—Maritime Patrol and Anti-submarine Warfare models. Originally developed for the SIVAM program, different versions were ordered by the Greek, Mexican and, more recently, the Indian governments.

•	KC-390—the scope of the KC-390 Program is to develop and produce two prototype aircraft for military transport and in-flight refueling. In 2014, the FAB contracted the purchase of 28 more units of the cargo aircraft along with the logistical support and the training of the officers which will operate the aircrafts.

•	Military Transport and Transportation of Authorities – based on the aircraft of the Commercial Aviation and Executive Jets platforms, the best example of which is the 190PR – based on the EMBRAER 170/190 platform, the objective is transportation of the President of the Republic of Brazil and members of his staff. On 2014 Embraer was contracted to adapt its Legacy 500 Aircraft for flight test execution.

•	Radars – Trough Bradar, technologic basis industry, specialized on developing and produce radars to Remote Sensor and Defense, solutions are offered as the anti-air armillary radar SABER M-60 for low heights and SABER M-200 for higher heights, the land surveillance SENTIR M-20 to big portion of land, the secondary radar SABER S-200 to civil and military air traffic, the intelligence communication system OMT-1 on HF and VUHF to be used on frontier and the SAR radar aero transported synthetic opening radar BradarSAR, to cartography and precision monitoring services.

•	Command and Control – a combination of the expertise of Atech – Negócios em Tecnologias S.A. and Embraer’s investments in system development and integration, enables the Company to offer a suite of Command and Control products, such as Air Traffic Control systems, simulators, avionics, etc.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Land Defense Systems—Based on its experience on integrating systems with Embraer by its subsidiary Savis, it’s responsible for developing, project, certificate, integrate and implements systems and services for monitoring and controlling frontiers and critical infrastructure.

•	Unmanned aircraft—Harpia Sistemas, a Company controlled by Embraer with participation of AEL Sistemas (a subsidiary of the Israeli group Elbit) and Avibrás, is involved in the marketing, development, systems integration, manufacture and after-sale support of unmanned systems.

•	Satellites—Visiona Space Technology—Joint venture between Embraer and Telebras—was hired in 2013 to build and integrate the Brazilian Geostationary Defense and Communication Satellite System (SGDC) system. And to absorb this kind of technology consolidating Embraer’s presence on this market segment.

•	Support Services—in addition to its experience on proposing support solution to client on the products developed by Embraer, Ogma (Embraer’s subsidiary on Portugal) offers MRO services (Maintenance, Repair and Overhaul) to diversified clients on commercial, executive and defense aircraft, helicopters and engines. It also produce and assemble several components and aeronautic metallic and composite structures, to several aircraft manufacturers.

38.3	Executive Jets business

The Executive Aviation market operations is constituted by development, production and sale of executive jets as well as by providing support services and aircraft operational leasing to the following product lines:

•	Legacy 600 and Legacy 650—executive jets in the Super Midsize and Large categories which started to be delivered in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500- executive jets in the Midsize and Midlight categories, respectively. Both models were launched in April 2008 and are currently in development.

•	Phenom—executive jets in the Entry Jet and Light Jet categories, respectivel. The first deliveries of Phenom 100 were made in 2008, and deliveries of Phenom 300, started in 2009.

•	Lineage 1000—an ultra-large executive jet. Deliveries of this model started in 2009.

38.4	Other

Operations in this segment relate to supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

•	Statement of income data by operating segment— year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,163.3	1,456.4	1,591.5	77.6	—	6,288.8
Cost of sales and services	(2,542.2)	(1,158.9)	(1,299.6)	(37.6)	—	(5,038.3)
Gross profit	621.1	297.5	291.9	40.0	—	1,250.5
Gross profit %	19.6%	20.4%	18.3%	51.5%		19.9%
Operating income (expense)	(321.2)	(148.0)	(229.6)	(8.4)	—	(707.2)
Operating profit before financial income (expense)	299.9	149.5	62.3	31.6	—	543.3
Financial income (expense), net					(24.5)	(24.5)
Foreign exchange gain (loss), net					(14.9)	(14.9)
Profit before taxes on income						503.9
Income tax expense					(156.2)	(156.2)

Net income						347.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Revenue by geographic area—year ended December 31,2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,065.0	199.5	739.3	53.6	3,057.4
Europe	624.7	100.0	168.4	3.9	897.0
Asia Pacific	155.4	78.5	353.3	0.1	587.3
Latin America, except Brazil	64.7	47.3	110.7	—	222.7
Brazil	73.9	1,004.5	207.1	20.0	1,305.5
Other	179.6	26.6	12.7	—	218.9

Total	3,163.3	1,456.4	1,591.5	77.6	6,288.8

•	Assets by operating segment—year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	145.3	515.8	28.7	14.0	—	703.8
Property, plant and equipment	893.8	382.2	747.1	2.7	—	2,025.8
Intangible assets	242.0	—	836.3	89.6	93.0	1,260.9

Total	1,281.1	898.0	1,612.1	106.3	93.0	3,990.5

•	Assets by geographic area—year ended December 31, 2014:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	78.1	384.5	8.8	232.4	703.8
Property, plant and equipment	352.8	665.9	55.6	951.5	2,025.8
Intangible assets	12.7	3.0	0.1	1,245.1	1,260.9

Total	443.6	1,053.4	64.5	2,429.0	3,990.5

•	Statement of income data by operating segment—year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,307.0	1,196.9	1,644.5	86.6	—	6,235.0
Cost of sales and services	(2,532.6)	(951.2)	(1,284.7)	(50.4)	—	(4,818.9)
Gross profit	774.4	245.7	359.8	36.2	—	1,416.1
Gross profit %	23.4%	20.5%	21.9%	41.8%		22.7%
Operating income (expense)	(272.3)	(154.1)	(262.8)	(13.5)	—	(702.7)
Operating profit before financial income (expense)	502.1	91.6	97.0	22.7	—	713.4
Financial income (expense), net	—	—	—	—	(96.4)	(96.4)
Foreign exchange gain (loss), net	—	—	—	—	(14.6)	(14.6)
Profit before taxes on income						602.4
Income tax expense	—	—	—	—	(256.4)	(256.4)

Net income				—		346.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Revenue by geographic area—year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,089.4	26.4	632.2	59.7	1,807.7
Europe	916.4	166.9	290.6	—	1,373.9
Asia Pacific	546.3	71.0	336.6	—	953.9
Latin America, except Brazil	457.9	16.3	6.3	—	480.5
Brazil	103.5	848.5	357.7	26.9	1,336.6
Other	193.5	67.8	21.1	—	282.4

Total	3,307.0	1,196.9	1,644.5	86.6	6,235.0

•	Assets by operating segment—year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	142.0	384.8	33.0	18.9	—	578.7
Property, plant and equipment	885.5	353.4	718.5	35.9	—	1,993.3
Intangible assets	218.2	0.8	731.4	80.5	78.2	1,109.1

Total	1,245.7	739.0	1,482.9	135.3	78.2	3,681.1

•	Assets by geographic area — year ended December 31, 2013:

	North America	Europe	Asia Pacific	Bra z il	Tota l
Trade accounts receivable	62.6	341.1	7.4	167.6	578.7
Property, plant and equipment	335.6	732.1	58.2	867.4	1,993.3
Intangible assets	10.9	4.1	0.2	1,093.9	1,109.1

Tota l	409.1	1,077.3	65.8	2,128.9	3,681.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Statement of income data by operating segment—year ended December 31, 2012:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,755.4	1,045.2	1,292.0	74.4	—	6,167.0
Cost of sales and services	(2,809.3)	(785.5)	(1,035.8)	(46.0)	—	(4,676.6)
Gross profit	946.1	259.7	256.2	28.4	—	1,490.4
Gross profit %	25.2%	24.8%	19.8%	38.2%		24.2%
Operating income (expense)	(507.7)	(144.9)	(216.7)	(9.2)	—	(878.5)
Operating profit before financial income (expense)	438.4	114.8	39.5	19.2	—	611.9
Financial income (expense), net	—	—	—	—	(6.8)	(6.8)
Foreign exchange gain (loss), net	—	—	—	—	8.7	8.7
Profit before taxes on income						613.8
Income tax expense	—	—	—	—	(265.2)	(265.2)

Net income						348.6

•	Revenue by geographic area—year ended December 31, 2012:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	875.3	20.0	505.9	47.4	1,448.6
Europe	1,510.8	178.4	254.6	—	1,943.8
Asia Pacific	920.8	79.5	327.4	—	1,327.7
Latin America, except Brazil	144.6	21.7	43.3	0.4	210.0
Brazil	46.0	648.5	136.8	26.6	857.9
Other	257.9	97.1	24.0	—	379.0

Total	3,755.4	1,045.2	1,292.0	74.4	6,167.0

39.	Subsequent events

The Company, by its wholly owned subsidiary ECC Leasing Co. Ltd. has concluded on February, 2015 a monetization operation for 12 aircrafts which were leased on December 31, 2014 and were presented on the Company’s fixed asset by the value of US$ 50.3. The operation is a realization of assets on the financial market by the selling of the financial inflow and transfer of the aircraft to the buyer, with an estimated loss of US$ 14.3.