Form 20-F
period 2015-12-31
EMBRAER S.A.
filed 2016-03-29
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15102

EMBRAER S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 1909

15º andar—Torre Norte—São Paulo Corporate Towers

04543-907 São Paulo/SP—Brasil

(Address of principal executive offices)

Eduardo Couto

Head of Investor Relations

(55) 11 3841 6083

Investor relations department, (55) 11 3841 6083, investor.relations@embraer.com.br

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

New York Stock Exchange
5.150% Notes due 2022 of Embraer S.A.	New York Stock Exchange
5.050% Guaranteed Notes due 2025 of Embraer Netherlands Finance B.V.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Title of each class

6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.

6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015:

736,951,304 common shares, without par value

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

    Yes  ☐    No  ☐

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

TABLE OF CONTENTS

Part I

i

Part II

Part III

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. and its consolidated subsidiaries. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 are included in this annual report.

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

In our 2015, 2014 and 2013 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

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

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•	continued successful development and marketing of the E-Jets family, including the development of the second generation, the E-Jets E2, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 650, Legacy 600, Legacy 450 and Legacy 500) and our defense and security aircraft and services;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 30-130 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors, such as those set forth under “Item 3D. Key Information—Risk Factors.”

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

The following table presents our selected financial data which has been derived from our consolidated audited financial statements prepared in accordance with IFRS as issued by the IASB and other data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The selected financial data for the years ended December 31, 2015, 2014 and 2013 is derived from our consolidated financial statements. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report. For information on our segment results, see Note 38 to our audited consolidated financial statements for the year ended December 31, 2015.

Selected Financial Data

	Year Ended December 31,
Consolidated Statements of Income Data	2015	2014	2013	2012	2011
	(in US$ millions)
Revenue	5,928.1	6,288.8	6,235.0	6,167.0	5,790.9
Cost of sales and services	(4,816.8)	(5,038.3)	(4,818.9)	(4,676.6)	(4,488.1)
Gross profit	1,111.3	1,250.5	1,416.1	1,490.4	1,302.8
Operating income (expense)
Administrative	(182.0)	(207.5)	(210.5)	(279.2)	(261.3)
Selling	(361.6)	(419.9)	(454.4)	(480.4)	(481.6)
Research	(41.7)	(47.1)	(74.7)	(77.3)	(85.3)
Other operating (expense) income, net	(194.2)	(32.6)	36.9	(42.8)	(219.7)
Equity in losses of associates	(0.3)	(0.1)	—	1.2	0.3

Operating profit before financial income (expense)	331.5	543.3	713.4	611.9	318.2
Financial income (expense), net	(22.9)	(24.5)	(96.4)	(6.8)	(90.5)
Foreign exchange gain (loss), net	27.6	(14.9)	(14.6)	8.7	20.1

Profit before taxes on income	336.2	503.9	602.4	613.8	247.8
Income tax (expense) benefit	(255.4)	(156.2)	(256.4)	(265.2)	(127.4)

Net income	80.8	347.7	346.0	348.6	120.4

Attributable to:
Owners of Embraer	69.2	334.7	342.0	347.8	111.6
Noncontrolling interest	11.6	13.0	4.0	0.8	8.8

	Year Ended December 31,
Earnings per Share – Basic	2015	2014	2013	2012	2011
	(in US$, except for share data)
Net income attributable to owners of Embraer	69.2	334.7	342.0	347.8	111.6
Weighted average number of shares (in thousands)	730,205	733,677	729,001	725,023	723,667
Basic earnings per share – U.S. dollars	0.0947	0.4562	0.4691	0.4797	0.1542

	Year Ended December 31,
Earnings per Share – Diluted	2015	2014	2013	2012	2011
	(in US$, except for share data)
Net income attributable to owners of Embraer	69.2	334.7	342.0	347.8	111.6
Weighted average number of shares (in thousands) – diluted	730,205	733,677	729,001	725,023	723,667
Dilution for the issuance of stock options (in thousands) ¹	3,364	3,766	4,795	2,708	1,180
Weighted average number of shares (in thousands)	733,569	737,463	733,796	727,731	724,847
Diluted earnings per share	0.0943	0.4538	0.4661	0.4780	0.1540

(1)	Refers to the effect of potentially dilutive shares.

	At December 31,
Consolidated Statement of Financial Position Data	2015	2014	2013	2012	2011
	(in US$ millions)
Cash and cash equivalents	2,165.5	1,713.0	1,683.7	1,797.0	1,347.8
Financial investments	622.6	710.6	939.9	578.2	753.6
Other current assets	3,623.5	3,387.1	3,144.2	2,983.5	3,062.5
Property, plant and equipment	2,027.4	2,025.8	1,993.3	1,738.4	1,450.4
Intangible assets	1,405.4	1,260.9	1,109.1	958.8	808.3
Other long-term assets	1,825.1	1,313.6	1,272.3	1,425.0	1,426.1

Total assets	11,669.5	10,411.0	10,142.5	9,480.9	8,848.7

Short-term loans and financing	219.4	89.7	79.3	336.3	251.8
Other current payables	2,861.0	2,463.2	2,813.4	2,452.4	2,586.6
Long-term loans and financing	3,311.1	2,418.4	2,115.0	1,730.2	1,406.3
Other long-term liabilities	1,434.3	1,574.9	1,502.6	1,611.7	1,486.2
Company shareholders’ equity	3,741.8	3,764.8	3,533.6	3,258.3	3,007.3
Noncontrolling interest	101.9	100.0	98.6	92.0	110.5

Total shareholders’ equity	3,843.7	3,864.8	3,632.2	3,350.3	3,117.8

Total liabilities and shareholders’ equity	11,669.5	10,411.0	10,142.5	9,480.9	8,848.7

	Year Ended December 31,
Other Consolidated Financial Data	2015	2014	2013	2012	2011
	(in US$ millions)
Net cash generated (used in) operating activities	862.5	482.3	564.6	693.0	480.1
Net cash generated (used in) investing activities	(1,417.4)	(671.5)	(764.0)	(617.3)	(602.0)
Net cash generated by (used in) financing activities	1,224.0	333.3	192.5	422.3	96.4
Depreciation and amortization	316.8	286.3	290.6	278.8	238.8

Other Data

	At and for the year ended December 31,
Other Data: Aircraft delivered during period:	2015	2014	2013	2012	2011
To the Commercial Aviation Market	101	92	90	106	105
ERJ 145	—	—	—	—	2
EMBRAER 170	2	1	4	1	1
EMBRAER 175	82	62	24	20	10
EMBRAER 190	8	19	45	62	68
EMBRAER 195	9	10	17	23	24
To the Defense and Security Market	20	7	6	16	—
EMB 145 AEW&C/RS/MP	1	—	—	2	—
EMB 312 Tucano/AL-X/ Super Tucano	19	7	6	14	—
To the Executive Jets Market	120	116	119	99	99
Legacy 600/650	12	18	23	19	13
Legacy 450/500	23	3	—	—	—
EMBRAER 145/170/190 Shuttle	—	—	2	1	—
Phenom 100	12	19	30	29	41
Phenom 300	70	73	60	48	42
Lineage 1000	3	3	4	2	3
To the General Aviation Market	19	38	60	62	54
Light Propeller Aircraft	19	38	60	62	54
Total delivered	260	253	275	283	258

	At and for the year ended December 31,
Other Data: Aircraft in backlog at the end of period	2015		2014		2013		2012		2011
In the Commercial Aviation Market		513		459		429		185		249
EMBRAER 170		3		5		1		10		6
EMBRAER 175		169		172		188		35		46
EMBRAER 190		55		65		73		109		162
EMBRAER 195		19		7		17		31		35
EMBRAER 175—E2		100		100		100		—		—
EMBRAER 190—E2		77		60		25		—		—
EMBRAER 195—E2		90		50		25		—		—
In the Defense and Security Market		74		65		38		19		27
EMB 145 AEW&C/RS/MP		—		1		1		1		3
EMB 312 Tucano/EMB 314/EP Super Tucano		14		8		12		18		24
LAS		6		17		20		—		—
E99		5		5		5		—		—
KC-390		28		28		—		—		—
VU-Y		6		6		—		—		—
F-39		15		—		—		—		—
In the Executive Jets Market		163		168		208		272		421
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle		163		168		208		272		421
In the General Aviation Market		—		—		—		—		—
Light Propeller Aircraft		—		—		—		—		—
Total backlog (in aircraft)		750		692		675		476		697
Total backlog (in millions)	US$	22,460.7	US$	20,920.2	US$	18,205.5	US$	12,462.2	US$	15,441.2

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average (1)	Period-end
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3547	2.6562
2015	2.5754	4.1949	3.3876	3.9048

	Exchange Rate of Reais to US$1.00
Month/period ended	Low	High	Average (2)	Period-end
September 31, 2015	3.6725	4.1949	3.9065	3.9729
October 31, 2015	3.7386	4.0010	3.8801	3.8589
November 30, 2015	3.7010	3.8506	3.7765	3.8506
December 31, 2015	3.7476	3.9831	3.8711	3.9048
January 31, 2016	3.9853	4.1558	4.0524	4.0428
February 29, 2016	3.8653	4.0492	3.9737	3.9796

Source:	Central Bank.
(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

We depend on key customers.

In the Commercial Aviation segment, as of December 31, 2015, around 80% of our firm orders in backlog for the EMBRAER 170/190 jet family were from the airlines Skywest, American Airlines, United, Republic, JetBlue, Air France-KLM and Tianjin, and the leasing company Aldus. We believe that we will continue to depend on a select number of key customers, the loss of any one of which would reduce our sales and our market share. Fewer sales would reduce our profitability.

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

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can have a materially adverse effect on our results of operations and financial position. In February 2016, Republic Airways Holdings, which currently operates a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. At the date of the filing, Republic had a total of 24 firm orders for E175 commercial aircraft in our backlog, to be delivered between 2016 and 2017. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees. For more information, see “Item 5E – Off-Balance Sheet Agreements.”

In addition, delays in payment cycles by significant customers can negatively affect our cash position and working capital, as occurred for example in 2014.

In our Defense & Security segment, the Brazilian Federal Government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian federal government accounted for 59.0% of segment revenue for the year ended December 31, 2015. A decrease in defense investments by the Brazilian federal government due to budgetary constraints or other factors that are out of our control could decrease our Defense & Security revenue. We cannot assure you that the Brazilian federal government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

We depend on key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 83% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Once risk-sharing partners have been selected and program development and aircraft production have begun, it is difficult to substitute these partners. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant delays and expense. We work closely with our main suppliers to mitigate any potential risk, but, given our dependence on the supply chain, we cannot assure you that we will be able to manage this risk.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2015, we had revenue of US$17.3 million related to contractual penalties paid by customers due to contract cancellations, compared to contractual penalty revenues of US$14.5 million in 2014 and US$40.8 million in 2013. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

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

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$676.5 million (or, subtracting provisions and liabilities already recorded in the amount of US$ 134.8 million as reflected in Note 25 to our audited consolidated financial statements, US$541.7 million) under these guarantees as of December 31, 2015. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 36 to our audited consolidated financial statements and “Item 5E – Off Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2015, we accepted 25 aircraft, with a total invoiced value of US$ 145.8 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 31 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that are at market price of the aircraft, which would result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2015, 2014 and 2013, we made provisions of US$192.2 million (excluding US$100.9 million in provisions due to the Chapter 11 filing of Republic Airways Holdings), US$238.0 million and US$293.5 million, respectively, related to exposure from financial guarantees.

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

From 2004 through 2015, approximately 24% of our Commercial Aviation deliveries was subject to official export credits. In 2014 and 2015, approximately 47% and 43%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian ECA Program. We cannot assure you that the Brazilian federal government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

Our products require a high level of research, development and production expenditures. Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion, net of contributions from suppliers, through 2020. Our investments in the Legacy 450/500 executive jets, launched in April 2008, are almost concluded with an estimated total value of US$ 830 million through 2016. The first Legacy 500 executive jet was delivered in October 2014, and the Legacy 450 entered into service in December 2015. We cannot assure you that our products will be accepted by our customers and the market, and if any of our new products does not meet customer expectations or market demand, our business would be materially and adversely affected. In addition, as we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. Finally, cost overruns and delays in the development and delivery of new products would materially and adversely affect us.

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

From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent such competition re-emerges, we may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would negatively affect us.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,029.7 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 Legacy 450/500 jet families and the E2 jet family through December 31, 2015. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. The full amount of these cash contributions were nonrefundable during 2015, as we had met all the required milestones.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect us.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with Boeing, Airbus and Bombardier, all large international companies, we are one of the leading manufacturers of commercial aircraft in the world. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure that we will be able to maintain our current market share. Our ability to maintain our market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued enhancement of our products’ technology and performance. In addition, tariff and other entry barriers may hinder our growth in certain markets. Our primary competitor in the regional and mid-capacity jet markets is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are also developing mid-capacity jets and already have firm orders in backlog.

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

Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which we operate, governing, among other things: product performance or content; energy use and greenhouse gas emission; air; water and noise pollution; the use, storage, transportation, labeling and disposal or release of hazardous substances, human health risks arising from the exposure to hazardous or toxic materials; and the remediation of soil and groundwater contamination on or under our properties (whether or not caused by us), or on or under other properties and caused by our current or past operations. Environmental regulatory requirements, or enforcements thereof, may become more stringent and we may incur additional costs to be compliant with such future requirements or enforcements.

Investigations by U.S. government authorities under the Foreign Corrupt Practices Act and related inquiries may result in substantial fines and other adverse effects.

In September, 2010, we received a subpoena from the Securities and Exchange Commission, or SEC, and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practice Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, we retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, we voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and our internal investigation are continuous and we will continue to cooperate with the governmental authorities, as circumstances may require. We have begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. A resolution of the U.S. government inquiries, and related inquiries, proceedings and developments in other countries would result in fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. See “Item 8A – Consolidated Statements and other Financial Information – Legal Proceedings.”

We benefit from certain tax and other government-granted benefits, the suspension, cancellation or non-renewal of which would have a material adverse effect on us.

Similarly to other Brazilian companies, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. For further information, see “Item 5A – Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market—Defense & Security—Tax Incentives.”

We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives. We could be materially adversely affected in the event our existing benefits are cancelled or not renewed.

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

FAA regulations may impact negatively the supply of qualified pilot candidates eligible for hiring by the airline industry. A first officer in domestic operations must hold an airline transport pilot certificate and an airplane type rating for the aircraft to be flown. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to those requirements, there may be a growing scarcity of new entrant pilots who meet the experience qualifications, impacting mainly regional carriers as they are the normal entry airlines for new pilots, and the majors are expected to hire many of their experienced pilots. Any further inability to recruit, train and retain qualified pilots may materially impact our customers’ operations.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the Agência Nacional de Aviação Civil – ANAC (National Civil Aviation Agency), or Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the U.S. Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of such laws will affect us. We may be required to spend significantly more money to comply with these laws or to respond to these changes.

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

In addition and as a consequence to the above mentioned, since 2011, Brazil has been experience an economic slowdown. The Gross Domestic Product, or GDP, growth rates were -3.8% in 2015, 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2016, analysts forecast that the Brazilian GDP will contract 3.5%.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. We cannot assure you that the GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies have faced allegations of political corruption. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of such unethical cases could adversely affect our business, financial condition and results of operation.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares.

Brazil experienced extremely high rates of inflation during the decade of the 1980s and in the early 1990s. Since 1994, Brazil’s inflation has been kept in check. Brazil’s annual rate of inflation was 6.5%, 5.8%, 5.9%, 6.4% and 10.7%, from 2011 through 2015, respectively, as measured by the Índice Nacional de Preços ao Consumidor Amplo (National Consumer Price Index), or IPCA. However, there has been a recent increase in inflation as a result of the strong devaluation of the real against the U.S. dollar. In 2015, Brazil experienced higher levels of inflation than in recent years. Accumulated inflation measured by the IPCA was 10.7%, the highest rate since 2002. The Brazilian government has begun to introduce policies aimed at reducing inflationary pressures, which may have the effect of reducing the overall performance of the Brazilian economy. Among the effects of such inflationary pressure is a rise in labor costs. Most recently, the Brazilian government has taken certain fiscal actions in order to keep inflation in check. Contracts in our Commercial Aviation and Executive Jets segment are adjusted for U.S. inflation, and major contracts in our Defense & Security segment are adjusted for Brazilian inflation.

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

Exchange rate volatility may adversely affect us.

The Brazilian currency has devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2012, the real depreciated by 8.5% against the U.S. dollar and the real/U.S. dollar exchange rate reported by the Central Bank on December 31, 2012 was R$2.04 per U.S. dollar. Fiscal policy coupled with increased government intervention in certain sectors weighed on the real in 2013, which depreciated 13.0% against the U.S. dollar. In the first quarter of 2014, the real appreciated by 9.1% against the U.S. dollar. However, from March to December 2014, the real depreciated approximately 14.8% against the U.S. dollar, and the exchange rate reported by the Central Bank was R$2.65 per US$1.00 at the end of the year. Since December 31, 2014, the real/U.S. dollar exchange has continued to depreciate, falling past R$4.00 per US$1.00 for the first time in a decade, due mainly to fiscal and political turmoil, signs of economic contraction and high political risk. As of December 31, 2015, the real/U.S. dollar exchange rate reported by the Central Bank was R$ 3.90 per US$1.00. The real/U.S. dollar exchange rate has continued to experience significant volatility in early 2016, mainly due to political uncertainty in Brazil and the performance of the Brazilian economy As of March 24, 2016, the real/U.S. dollar exchange rate reported by the Central Bank was R$3.69 per US$1.00. See Item 3A—Exchange Rates and Item 11—Foreign Exchange Risk.

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

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us:

•	Approximately 15% of our total costs are incurred and denominated in reais.

•	Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (principally property, plant and equipment and intangible assets). Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2015, the deferred income tax expense would have been higher or lower by approximately US$130.2 million. For more information, see Note 24 to our audited consolidated financial statements as of and for the year ended December 31, 2015.

•	Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from the Defense & Security segment, when converted to the U.S. dollar as our functional currency.

•	Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

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

Any further downgrading of Brazil’s credit rating could adversely affect the trading price of our common shares, ADSs and bonds.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on future debt issuance in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

In September 2015, Standard & Poor’s reduced Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s sovereign credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In December 2015, Moody’s placed Brazil’s Baa3 issuer and bond ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s issuer and bond ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt metrics in a low growth environment, in addition to challenging political dynamics. Rating agency Fitch also downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and worse-than-expected recession. As a result, Brazil lost its investment grade status from all three major rating agencies and consequently the trading prices of securities of the Brazilian debt and equity markets were negatively affected. A prolongment of the current Brazilian recession could lead to further ratings downgrades.

As a result of the Moody’s downgrade of Brazil’s issuer and bond ratings in February 2016, the rating agency also downgraded Embraer’s issuer rating from Baa3 to Ba1, below investment grade, as the rating agency largely does not rate issuers higher than one rating notch above the sovereign credit rating of the country in which issuer is located. At this time, Embraer maintains its investment grade rating from Standard and Poor’s of BBB, with CreditWatch negative.

Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, increase the future cost of debt issuance and adversely affect the trading price of our common shares and ADSs.

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

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors so as to promote the dispersed ownership of such shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (1) 35% or more of the total shares issued by us or (2) other rights over shares issued by us that represent more than 35% of our capital, to submit to the Brazilian federal government a request for making a public tender offer to purchase all of our shares on the terms specified in our bylaws. If the request is approved, such shareholder or group of shareholders must commence the public tender offer to purchase all of our shares within 60 days of the date of approval. If the request is refused, such shareholder or group of shareholders must sell all of their shares that exceed the 35% limit within 30 days, so that the holding of such shareholder or group of shareholders falls below 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our Board of Directors and our shareholders in a shareholders’ meeting convened for this purpose and, with the consent of the Brazilian federal government, as holder of the golden share.

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

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADSs. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they surrender the ADS for cancellation in exchange for the common shares. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting, the second call must be published at least 15 days in advance of the meeting, and the third call, if necessary, must be published at least 8 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to such holders. We cannot assure you that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

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

4A. Unresolved Staff Comments

We have no unresolved staff comments.

4B . History and Development of the Company

Overview

Embraer S.A. is a corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Originally formed in 1969 by the Brazilian federal government, we were privatized in 1994. In connection with our privatization, we were transformed into a publicly-held corporation, and we are subject to the provisions of the Brazilian Corporate Law. Our principal executive offices are located at Avenida Presidente Juscelino Kubitschek, 1909, 15º andar—Torre Norte—São Paulo Corporate Towers, 04543-907, São Paulo State, Brazil. Our telephone number is 55-11-3841 6083. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation and for defense and security purposes and related services.

As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our defense business to further develop our Commercial Aviation business.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2 and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. We are also producing, marketing and selling the Legacy 450, Legacy 500 and Legacy 600, a line of executive jets in the mid-light, mid-size and super mid-size categories, and the Phenom 100, Phenom 300 and Lineage 1000, which are positioned in the entry-level, light and ultra-large categories, respectively. In addition, in 2009 we presented the new Legacy 650, a large executive jet that will be positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390), basic and advanced training and light attack aircraft (Super Tucano), unmanned aerial systems (UAS), and geostationary defense and communications satellites.

On November 19, 2010, our shareholders approved a change to our corporate name from Embraer – Empresa Brasileira de Aeronáutica S.A. to Embraer S.A., as well as the addition of capabilities and the broadening of the scope of our defense business unit to allow this business unit to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes.

Strategic Alliances and Growth Opportunities

We intend to review strategic growth opportunities, which may include joint ventures and acquisitions, and other strategic transactions, as well as enhance our existing relationships with significant world players in the aerospace and defense and security industries, including any members of the groups or companies below.

Strategic Alliances

European Aerospace and Defense Group

On November 5, 1999, a group consisting of (1) Aerospatiale Matra, currently known as the Airbus Group N.V, (2) Dassault Aviation, (3) Thomson-CSF, currently referred to by its trade name ThalesTM, and (4) Société Nationale d’Étude et de Construction de Moteurs d’Aviation, or Safran, all of which we refer to collectively as the Airbus Group, purchased 20% of our outstanding common stock from our existing common shareholders at that time. Most of the common stock purchased by the Airbus Group was owned by our former controlling shareholders.

Because the members of the Airbus Group were, at the time, considered by our former controlling shareholders to be strategic partners of Embraer, they were granted the right, as a group, to appoint two members to our Board of Directors. However, as a result of the termination of the shareholders’ agreement among our former controlling shareholders as part of our 2006 corporate reorganization, the Airbus Group no longer has the right to appoint members to our Board of Directors, other than pursuant to the general right provided for in the Brazilian Corporate Law. In addition, under Brazilian law the Airbus Group is no longer recognized as a group for voting purposes nor considered to be a strategic shareholder of Embraer. ThalesTM sold all of its shares in October 2006, and the Airbus Group sold all of its shares in a secondary offering in February 2007.

AEL Sistemas and Avibras

In February 2013, Embraer Defense & Security, AEL Sistemas S.A., a subsidiary of the Israeli company Elbit Systems Ltd., and Avibras Air and Naval Division, Inc., announced the execution of a strategic agreement with the purpose of evaluating joint exploration prospects for unmanned aerial systems (UAS), including the creation of a company to explore this segment with a majority participation of our Defense & Security business unit.

At the end of 2015, Embraer Defense & Security together, AEL and Avibras decided, together, that that the company should be wound up. The business model adopted on this joint venture was focused on the immediate execution of the project. The decision to dissolve the company was made due to changes in the Brazilian scenario and the rescheduling of priorities by the Brazilian Armed Forces.

Embraer understands the importance of this project and is willing to support the program according to the planning of the FAB. Measures are being taken to assure the preservation of the technology and knowledge already developed.

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

In June 2013, we announced a partnership with Boeing to market and sell the KC-390 medium-airlift aircraft in the U.S., United Kingdom and select Middle Eastern markets.

Saab

In July 2014, Embraer Defense & Security and Saab entered into a memorandum of understanding to partner in a joint program management for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil´s next generation fighter jet. Under this agreement, we will perform a leading role in the overall program performance as well as undertake an extensive share of work in the production and delivery of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force. The contract between the companies that establishes the partnership for joint development, industrialization and management of the F-X2 Project for the Brazilian Air Force, became effective in 2015. Under this agreement, Embraer will be responsible for an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries. Embraer will also participate in the coordination of all development and production activities in Brazil. Furthermore, Embraer and Saab will be jointly responsible for the complete development of the two-seat version of the Gripen NG.

In December 2015, a team of about 50 Embraer engineers and technicians started their activities in Sweden to conduct initial training in the maintenance and development work for the Gripen NG. All the technology developed by the joint team will be later transferred to Brazil. A dedicated Engineering development center for the F-39 program is under construction at Embraer’s industrial plant in Gavião Peixoto, in the state of São Paulo, to support the Brazilian Air Force Program.

Embraer Subsidiaries and Joint Ventures

HEAI

In December 2002, we formed HEAI, with Harbin Aviation Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC, to provide for assembly, sales and after-sales support of the ERJ 145 regional jet family. We own 51% of the equity of HEAI. We have granted HEAI a license for the exclusive rights to produce, sell and provide after-sales support for the ERJ 145 regional jet family in the Chinese markets, and we contributed US$12.4 million in cash, tooling and inventory to the company. Our partners have contributed the land use rights in Harbin, China, and contributed US$10.8 million in cash and facilities to the company. The roll-out of the first ERJ 145 manufactured by the company occurred in December 2003, and the company entered into its first sales contract for six aircraft with China Southern Airlines in February 2004. In October 2007, the 1,000th jet of the ERJ 145 family was delivered by Harbin Embraer Aircraft Industry Co. Ltd.

In April 2011, we entered into a framework agreement with AVIC for the implementation of a Legacy 600/650 production line in China, using the infrastructure, financial resources and workforce of HEAI. This industrial cooperation program focuses on the production of the Legacy 600/650 family in China, which is to replace the discontinued ERJ 145 family, and aims to serve the demand of the Chinese executive aviation market. During 2015, we delivered two Legacy 650 manufactured at HEAI, the first in May and the second in August.

CAE

In October 2006, we entered into an agreement with the Canadian company CAE Inc., or CAE, to form a global training company, Embraer CAE Training Services (ECTS). The partnership provides comprehensive entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel for Phenom 100 entry-level jets and Phenom 300 light jets. This training program was first offered at CAE SimuFlite in Dallas, Texas, following the commencement of operation of the Phenom 100 in 2008, and expanded to Burgess Hill in the U.K. in 2009 and Guarulhos, in Brazil in 2012.

EAST

In June 2015, we completed the acquisition of the California-based Aero Seating Technologies (AST). The new company, Embraer Aero Seating Technologies (EAST), which is focused on the design, development and production of luxury aircraft seating solutions, started the construction of a 50,000 square-foot facility in Titusville, Florida, expected to be operational by the second half of 2016.

Liebherr Aerospace

In July 2008, we acquired the remaining 40% interest owned by Liebherr Aerospace SAS, or Liebherr, in ELEB–Equipamentos Ltda., or ELEB, a 60%/40% joint venture we launched with Liebherr in 1999.

ELEB- Equipamentos Ltda is an aerospace systems and component manufacturer, located in São Jose dos Campos, and its main products are: landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

EZ Air

EZ Air Interior Limited is a 50%/50% joint venture with Zodiac Aerospace for the production in Mexican factories of interior parts for our Commercial Aviation Segment.

Bradar

In May 2011, we executed an agreement to purchase a 90% stake in the capital stock of the radar business of OrbiSat da Amazônia Indústria e Aerolevantamento S.A., a Brazilian company that created a radar business in 2002 to develop state-of-the-art technology for air, sea and land remote sensing and aerial surveillance. In late 2013, the company announced the adoption of the new brand “Bradar” and the names Bradar Indústria S.A. and Bradar Aerolevantamento Ltda.

During 2014, Bradar entered into several contracts in the radar and remote sensing segment, including the supply of the M-60 radar for the Brazilian Navy, the continuity of M-200 radar development and the provision of GBAD (Ground Based Air Defense) Operation Center, both related to the Brazilian Army.

In 2015, Bradar and CTEx (the Brazilian Army Center of Technology) signed three cooperation agreements: the implementation of the fourth and final stage of the Air Surveillance Radar SABER M200, the development of a new version of M200 called M200 VIG and the modernization of the M60 radar. Bradar consolidated its portfolio in 2015, delivering the SENTIR M20 ground surveillance radar to the Brazilian Army and completing its development of the S200R radar for air traffic control. In April 2015, Embraer increased its stake in the capital stock of Bradar to 95%, and in February 2016 its stake was increased to 100%.

Atech

In April 2011, we announced the acquisition of 50% of the capital stock of Atech Negócios em Tecnologias S.A., or Atech, with the purpose of increasing our capacity for developing products and services in the area of Command, Control, Communications, Computer and Intelligence, air defense and air traffic control. Since 2013, Embraer Defense & Security is the only shareholder of Atech.

In 2014, Atech was contracted by the Airport Authority of India to install the Skyflow System, a database that integrates information from airlines, airports and regulatory agencies, among others, with weather data important to air traffic control. During 2015, we concluded the first phase of implementation of the air traffic flow management system in India.

We signed major contracts in 2015, including an air traffic control systems maintenance contract with DECEA, the Brazilian Department of Airspace Control. In addition, Atech has signed a contract with SAAB for technology transfer and development as part of the Brazilian FX fighter Program.

Visiona Tecnologia Espacial S.A.

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, announced the signing of a memorandum of understanding for the purpose of forming Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%.

Through this partnership between Embraer and Telebras, Visiona is the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), with responsibility for the system integration. This is a key step for Embraer’s entry into the satellite integration business.

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

In December 2014, the Critical Design Review (Satellite, Payload, Antennas and the Ground Segment Systems) was performed. The maturity of the project was evaluated and approved by representatives of Telebras and the Ministry of Defense of Brazil. All contractual events up to December 2014 have been met and the program is on schedule.

In March 2015, Visiona presented the final report of its Critical Design Review to Telebras. In July 2015, Visiona concluded the SGDC insurance procurement process, which was accepted and then contracted by Telebras. The insurance refers to Launch + 1 year, meaning from launch to the end of the first year of operation. In November 2015, the first batch of Ground Segment equipment was delivered in Brasília and the 13-m antenna installation process was initiated. In December 2015, after a successful cycle of equipment, subsystem manufacturing and testing, the mating of the Satellite Platform and the Communication Module (payload) was concluded at the supplier facilities in Cannes-Fr, initiating the satellite integration and testing phase.

Ogma

OGMA—Indústria Aeronáutica de Portugal S.A., located in Alverca, Portugal, combines the accumulated know-how of over 90 years as an aircraft manufacturer and maintenance service provider. Ogma offers worldwide MRO (Maintenance, Repair and Overhaul) services for defense, commercial and executive aviation as well for aircraft engines and components. Furthermore, Ogma plays an important role as a major aerostructure supplier of integrated solutions to OEMs and first tier suppliers. Ogma delivers assemblies and sub-assemblies of both metallic and composite materials. During 2015, Ogma made important investments focusing on efficiency and maintenance capability improvements, including a new painting hangar, a new commercial aircraft MRO line and manufacturing capabilities (automatic riveting and 5axe machines).

We have a 65% stake in the voting capital of OGMA, which also counts among its shareholders the Portuguese Defense Company (EMPORDEF), which has 35% of the voting capital.

Savis Tecnologia e Sistemas S.A.

In November 2012, the Brazilian Army signed a contract for the implementation of Phase I of the SISFRON Program (Sistema Integrado de Monitoramento de Fronteiras) with the Terpro consortium, composed of two companies, Savis Tecnologia e Sistemas S.A. and Bradar Aerolevantamento, both of which are controlled by Embraer Defense & Security. SISFRON is the Integrated Border Surveillance System that the Brazilian Army is developing on the Western borders of Brazil.

SISFRON’s Phase I includes the surveillance and protection of approximately 650 kilometers of Brazilian borders, covering the frontiers between the Brazilian State of Mato Grosso do Sul with Paraguay and Bolivia. The full scope of SISFRON’s surveillance capabilities will consist of 16,886 kilometers of borders that divide 11 Brazilian states, encompassing 27% of the nation’s territory, and 10 neighboring countries.

In 2013, we began the development of this complex system, with on-site surveys and the design phases. In June 2013, all the primary suppliers were selected and approved.

In 2014, deliveries of equipment and infrastructure commenced. In April of 2014, SAVIS concluded the delivery of the Military Operations Center of the Western Military Command, in the city of Campo Grande, in the State of Mato Grosso do Sul.

In November 2014, the Brazilian Army celebrated the official inauguration of SISFRON operations in the city of Dourados, home of the 4th Mechanized Cavalry Brigade of the Brazilian Army.

Two important milestones were reached in December 2014, when we achieved FAT (Field Acceptance Test) approval for the first SENTIR M20 radar unit, developed by Bradar, and the backbone of the strategic communications equipment was delivered and successfully implemented.

In 2015, the progress of the work advanced, surpassing 50% of implementation, with operative capacities in sensors for electromagnetic signal intelligence, mobile and fixed ground surveillance radars and optronics. All data acquired by these sensors flows to mobile and fixed command and control centers, through tactical and strategical communications networks, an is then analyzed through decision support systems. All of this works organically, as one system, backed by an extensive Integrated Logistic Support.

Capital Expenditures (Property, Plant and Equipment and Development)

Commercial Aviation and Executive Jets

In our Commercial Aviation and Executive Jets segments, we include our investments in development and property, plant and equipment as part of our capital expenditures.

As part of our transition to IFRS, in 2010 we have started to capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize such assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate such assets in the form of charges to cost of sales and services on our statements of income. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.” Development costs in the Commercial Aviation and Executive Jets segments are capitalized from the date of board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets segments. Development expenditures totaled US$287.6 million in 2015, US$230.0 million in 2014, US$230.6 million in 2013 and US$209.3 million in 2012, net of used cash contributions from risk-sharing partners, which totaled US$140.0 million in 2015, US$185.4 million in 2014, US$51.8 million in 2013, and US$1.0 million in 2012. Development expenditures increased in 2015 in comparison to 2014 because of higher investments on the E2 E-Jets and Defense and Security programs. Development expenditures for 2014 remained stable in comparison to 2013, mainly due to consistent expenditures related to the Legacy 450 and E-Jets E2 programs. Development expenditures for 2013 remained stable in comparison to 2012, mainly due to consistent expenditures related to Executive Jets programs.

The decrease in the contribution from risk-sharing partners in 2015 relative to 2014 was mainly due to the conclusion of the Legacy 450 and 500 during the year. The increase in contribution from risk-sharing partners in 2014 relative to 2013 was mainly due to the development of the E2 E-Jets programs. The increase in cash contributions from risk-sharing partners in 2013 relative to 2012 is mainly due to the E-Jets E2 family, which commenced development in 2013. See “Item 5C. Operating and Financial Review and Prospects—Research.”

Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion, net of contributions from suppliers, through 2020. Our investment in the Legacy 450/500 executive jets is estimated at US$830 million and is expected to be invested through 2016, in property, plant and equipment and development for the Legacy 450/500 programs, which were launched by us in April 2008. The first Legacy 500 executive jet was delivered in October 2014, and the Legacy 450 entered into service in 2015.

Our total disbursements in capital expenditures related to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) were US$246.3 million in 2015, US$227.5 million in 2014 and US$294.3 million in 2013. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2016, we expect to invest approximately US$600.0 million in expenditures for product development and property, plant and equipment. Of this amount, approximately US$325.0 million will be invested in our product development activities, inclusive of contributions of risk-sharing partners, and US$275.0 million will be invested in property, plant and equipment. The US$275.0 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, and the (2) E-Jets E2 family.

We expect to invest approximately 80% of our budgeted US$600.0 million capital expenditures and development expenditures for 2016 in Brazil, most of which will be invested in product development activities. The remaining 20% of our expenditures will be invested abroad in the maintenance and improvements of our existing facilities.

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

Defense & Security

We incur expenditures for defense and security programs under both development and production contracts; however, these programs are funded by the governments which are the customers of these programs, which in our case principally consists of the Brazilian Federal Government. These contracts are defined as construction contracts and the revenue associated with these contracts is recognized on a percentage of completion basis as contract milestones are achieved.

4C. Business Overview

We are one of the leading manufacturers of commercial aircraft (i.e., regional and mid-capacity jets) in the world, based on 2015 revenue arising from sales of commercial aircraft, and have a global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. Our Commercial Aviation business, including aviation-related services, accounted for 56.5% of our revenue in 2015. We are the leading supplier of defense aircraft to the Brazilian Air Force, based on number of aircraft sold, and we have sold aircraft to armed forces in Europe, Asia, the United States and Latin America. Our Defense & Security business, including aviation related services, accounted for 13.7% of our revenue in 2015. We have developed a line of executive jets based on one of our regional jet platforms and launched new executive jets in the entry-level, light, ultra-large and mid-light/mid-size categories: the Phenom 100/300 family, the Lineage 1000 and the Legacy 450/500 family, respectively. Our Executive Jets business, including aviation related services, accounted for 29.0% of our revenue in 2015. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. Other related businesses accounted for 0.8% of our revenue in 2015. For the year ended December 31, 2015, we generated revenue of US$5,928.1 million, of which approximately 91.7% was U.S. dollar-denominated. At December 31, 2015, we had a total firm order backlog of US$22.5 billion, which included 513 firm orders for commercial aircraft.

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

Aircraft Design; Commonality; Cost and Operating Efficiency. We conceive, develop and manufacture aircraft to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. These similarities enable us to significantly reduce our design, development and production costs and reflect these savings in our sales price for our customers. These similarities also reduce the development time of our aircraft.

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

Funded Development of Defense Products. Historically, development expenditures related to defense aircraft have been funded in large part by certain of our customers, which in this business segment include the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven platforms developed for the commercial and business aviation segments as a solution for certain defense products. We also sell to other military forces the proven defense products developed for the air forces of certain countries.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to increase or decrease our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2015, engineers comprised 29.8% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growing our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to marketing our jets of up to 130 seats (ERJ 145 family and the E-Jets family). As of December 31, 2015, we had approximately 600 units of the ERJ 145 jet family and over 1,100 units of the EMBRAER 170/190 jet family active in service. We believe that market opportunities exist for the EMBRAER 170/190 jet family with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that the EMBRAER 170/190 jet family will have opportunities with mainline and low-cost airlines that are right sizing their fleets to adjust capacity for low to mid-density markets. As of December 31, 2015, we were leaders in the segment of jets of up to 130 seats in terms of number of aircraft sold. Additionally, we believe that our commercial aircraft will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 130 seats to our customers.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We expect to offer products in all executive jet categories, from the entry-level to the ultra large. We have developed the Legacy 600, a super mid-size jet, the Phenom 100, an entry-level jet, the Phenom 300, a light jet, the Lineage 1000, an ultra large jet, and the Legacy 650, a large executive jet. In addition, in 2014 we delivered the first Legacy 500, a mid-size jet, and in 2015 we delivered the first Legacy 450, a mid-light jet. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets.

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

We own and manage several service centers, strategically located in various parts of the world. In addition, our customers can rely on several authorized third-party maintenance services centers around the world to comply with their maintenance needs. For further information on our support and services network, see “—Services and Support.”

Continue to Motivate Our Employees and Improve Our Production Processes and Managerial Practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve this goal, we must, on a daily basis, continuously seek to implement the most efficient production processes and best managerial practices. Because the success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Enterprise Excellence Program (or P3E), that are designed to strengthen our internal culture of excellence and improve the efficiency of our operations. The P3E consists of four basic pillars—Cultural Organization, Personnel Development, Leadership Development and Corporate Efficiency.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 56.5% of our revenue for the year ended December 31, 2015.

Products

We developed the ERJ 145 family, our 37-50-passenger twin jet-powered regional aircraft, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. We are continuing to develop the EMBRAER 170/190 jet family, our 70-130 seat platform, to serve the trend in the commercial airline market toward larger, faster and longer range jets and to further diversify our offerings in the jet market. We continue to monitor and analyze market trends, customer requirements and aircraft demand to guide our product development according to market needs.

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

We developed the ERJ 140 in response to customer requests. The ERJ 140 is a 44-seat regional jet based on the same design as the ERJ 135 and was manufactured on the same production line as the ERJ 145 and ERJ 135. The ERJ 140 has approximately 96% commonality with the ERJ 145 and ERJ 135, providing our customers with significant maintenance and operational benefits. The ERJ 140 was certified by the Brazilian Aviation Authority in June 2001 and by the FAA in July 2001. We began delivering the ERJ 140 in August 2001.

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

In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. Embraer estimates its total investments in the new E-Jets E2 models to be US$1.7 billion over the next several years.

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

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, of up to 114 seats. The E195-E2, compared to the current E195, has grown by three seat rows and will accommodate up to 132 seats in a typical single class configuration.

In June 2015, two years after the launch of the program, we began to assemble the first of the E-Jets E2 family, an E190-E2, at our factory in São José dos Campos. Embraer has already received the first sub-assemblies from suppliers in several countries and the assembly of the first prototype is moving forward as planned.

In November 2015, the Pratt &Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft, successfully completed its first flight initiating the engine’s flight test program.

In February 2016, in a ceremony held at our plant in São José dos Campos, we presented the E190-E2. The E190-E2 maiden flight is scheduled for the second half of 2016. The E190-E2 is scheduled to entry into service in first-half of 2018.

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

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2015, our largest customers, by aircraft in service, were Skywest, Republic, Trans States, Envoy, Azul, Aeromexico, Tianjin—HNA, JetBlue, HOP!—Air France and Air Canada.

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

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely heavily on the media, as well as participating in air shows and other cost-effective events that enhance customer awareness and brand recognition. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, Holland; Fort Lauderdale, Florida, U.S.A.; Beijing, China and Singapore.

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

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers, respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Amsterdam, Netherlands, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

Our headquarters in São José dos Campos also offers the following services:

•	Customer Care Center (CCC) providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	MRO (Maintenance Repair & Overhaul Organization) Network strategy and policy;

•	business development;

•	technical publications development; and

•	technical services, such as: maintenance training, eSolutions, engineering services, pilot services and aircraft modifications.

In addition, we also have spare parts distribution centers in Louisville, Kentucky and Dubai.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan (ECIP);

•	Embraer Parts Exchange Program (EPEP); and

•	Customer Stock Optimization.

We own and operate MRO facilities in Nashville, Tennessee, where we have an Embraer Aircraft Maintenance Services (EAMS), a dedicated service center for commercial aviation, and through OGMA we offer dedicated maintenance services both commercial and defense customers in Alverca, Portugal.

The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2015, these centers are:

•	TAP Maintenance & Engineering, in Porto Alegre, Rio Grande do Sul, Brazil;

•	FlyBe Aviation Services, in Exeter, United Kingdom;

•	HOP REGIONAL Maintenance Services, in Clermont-Ferrand, France;

•	LOTAMS – LOT Aircraft Maintenance Services, in Warsaw, Poland;

•	STAECO, in Jinan, China;

•	Tianjin Airlines, in Tianjin, China;

•	Egyptair Maintenance & Engineering, in Cairo, Egypt;

•	LLC NORD-TECHNIK, in Arkhangelsk, Russia;

•	AUSTRAL, in Buenos Aires, Argentina; and

•	Kenya Airways, in Nairobi, Kenya.

Our strategy is to maintain our service and support leadership position by continuing to provide the best customer support anytime and anywhere in the world, and relying on our strong MRO Network, which satisfies customers’ expectations of quality, lead time, affordability, capability and global coverage.

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we use the following tools and forums:

•	a customer satisfaction assessment performed annually in order to identify our competitive position;

•	a customer support satisfaction survey performed every other year in order to identify our competitive position;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences that take place yearly in the various regions of the world where we have customer operators;

•	a yearly maintenance cost workshop, where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference;

•	interactive forums for discussions in the web portal FlyEmbraer, to foster the exchange of experiences among customers and Embraer;

•	participation in international fairs related to maintenance, technology, customer relationship management and others;

•	Customer Advisory Board (CAB), a biennial meeting with senior executives from our Customer Companies to get high level insights, visions and suggestions for our future; and

•	an internal program named EECE (Embraer Excellence in Customer Experience), aiming to address changes in the Services & Support area of the Commercial Aviation division, in order to elevate the performance of the Commercial Aviation business, covering current and future market needs, with the purpose of obtaining the highest levels of customer experience in the commercial aviation industry.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

We currently face the strongest competition from the following aircraft in the 70-130 seat category:

•	ATR-72, a 68-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	ARJ21, a 90-seat regional jet produced by COMAC.

•	SSJ100, a 103-seat regional jet produced by Sukhoi.

•	A318, a 120-seat jet produced by Airbus; and

•	737-600, a 123-seat jet produced by Boeing.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 150 passengers, and is expected to enter into service by 2016; and

•	Mitsubishi Heavy Industries’ MRJ, a 76- to 88-seat regional jet launched in March 2008, which is expected to enter into service by 2018.

Embraer is the world leader in the 70-130 seat jet category with 51% market share in terms of accumulated net orders, since 2004, followed by Bombardier with 22%, COMAC with 10%, Mitsubishi with 8%, Sukhoi with 6% and the remaining 3% being held by other competitors.

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

Executive Aviation Business

We refer to our executive aviation business segment as “Executive Jets”. We developed a line of executive jets: the Legacy 600, a super mid-size jet, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. The Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jet portfolio and, during 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively. In 2009, we presented the new Legacy 650, a large executive jet that is positioned in our executive jet portfolio between the Legacy 600 and the Lineage 1000. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. We believe these aircraft models will establish our executive jets portfolio as one of the broadest in the executive aviation industry.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, and high-net-worth individuals. Our Executive Jets segment accounted for 29.0% of our revenue for the year ended December 31, 2015, resulting from the delivery of 12 Phenom 100 jets, 70 Phenom 300 jets, 3 Legacy 450 jets, 20 Legacy 500 jets, 12 Legacy 600/650 jets, and three Lineage 1000 jets. On December 31, 2015, our firm orders in backlog for our executive jets totaled US$ 2.0 billion in value.

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

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the ANAC and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to nine people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the ANAC and FAA certification and entered into service one year after the Phenom 100. By the end of 2015, the Phenom 100 fleet comprised more than 320 aircraft distributed in 28 countries and the Phenom 300 fleet comprised over 300 jets distributed in 26 countries.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 people in a total cabin volume of 4,085 cubic feet (115.7 cubic meters). The Lineage 1000 was certified by ANAC in December 2008 and by the FAA in January 2009, and entered into service in the first half of 2009. By the end of 2015, the Lineage 1000 fleet comprised more than 20 units distributed in 12 countries.

In April 2008, we formally launched two new programs in the medium jet categories, namely the mid-light Legacy 450 jet, with a 2,575 nautical mile range and capacity of up to nine passengers, and the mid-size Legacy 500 jet, with a 3,125 nautical mile range and capacity of up to 12 passengers. The Legacy 450/500 jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 600. The Legacy 500 was certified in 2014, the same year that it entered into service. By the end of 2015, the Legacy 500 fleet was composed of more than 20 units distributed in 6 countries. The Legacy 450 was certified by the ANAC and FAA in August 2015 and by the EASA in September 2015. In November the company announced an increase in the Legacy 450’s range, to 2,900 nautical miles, and it entered into service in December. We believe that these two aircraft programs will help strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry.

In October 2009, we presented the Legacy 650 jet during a press conference at the 62nd Annual Meeting and Convention of the National Business Aviation Association in Orlando, Florida. The Legacy 650 is a large category jet based on the successful platform of the super mid-size Legacy 600, with a longer range for up to 14 passengers. The Legacy 650 received ANAC and FAA certification, respectively, in October 2010 and February 2011, with its entry into service occurring in November 2010. By the end of 2015, the fleet of Legacy 650s comprised more than 80 jets in service in 25 countries.

Competition

The Legacy 600 and the Legacy 650 compete with aircraft produced by Dassault Aviation, Bombardier and Gulfstream. Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Cessna and Bombardier. Boeing and Airbus are the main competitors for the Lineage 1000 ultra-large jet. In the mid-size category, the Legacy 500 competes with Cessna, Bombardier, Dassault and Gulfstream aircraft, while the Legacy 450 competes largely with aircraft produced by Bombardier and Cessna.

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

Services and Support – Executive Jets

We expect to continue enhancing customer support and services offered in the Executive Jets segment. To this end, we have added five wholly-owned service centers to our operations since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; Bradley, Connecticut; Sorocaba, São Paulo. At the end of 2015, we had 69 service centers to support our executive jet fleet. In 2006, we entered into an agreement with CAE to form a global training company to provide comprehensive pilot and ground crew training to customers of the Phenom 100 entry-level jet and Phenom 300 light jet aircraft. We also started to offer the initial training program at CAE SimuFlite in Dallas, Texas, as the Phenom 100 started to operate in 2008. In 2012, a new training center was opened in Guarulhos, Brazil, in order to support the growing fleet of Phenom jets in the region. This company provides entitlement training and post-entitlement training for pilots, maintenance technicians and dispatch personnel. We also plan to continue to invest in parts inventory and logistics worldwide as our executive aircraft fleet continues to grow. In 2012, we implemented a mobile rescue support service in the United States and in Brazil, with fully equipped trucks and vans. We also implemented a spare parts distribution center in Las Vegas in order to better support the executive jet customers on the west coast of the United States.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. To measure our customers’ satisfaction, we conduct a yearly customer experience survey of Executive Jet customers to develop action plans that will allow us to provide effective responses to our clients.

In August 2014, our Executive Jets product support was for the first time listed at the top of the Best Support & Services ranking by Aviation International News magazine, and in 2015 Pro Pilot magazine ranked Embraer Executive Jets in first place in the business aviation industry. The positive customer responses evidenced by these surveys recognize our efforts in providing excellent customer support and services which are consistent with our business strategy and demonstrate Embraer’s commitment in this regard.

In 2014, our three service centers in the United States received for the fourth time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2015, we completed the certification of three new authorized service centers worldwide, increasing our support in Nigeria, the UK and the U.S.

We have signed agreements with 17 service centers around the world for the Legacy 450/500.

In 2013, we selected FlightSafety International as the training provider for the Legacy 450/500 and by the end of the year the first Full Flight Simulator had already been built. It was certified in November 2014 in accordance with the aircraft’s entry to service at the end of 2014.

In the area of technological innovation, in 2013 we launched the eTechPubs app for iPad, which offers all technical manual information for the Phenom 100/300, Legacy 450/500 and 600/650 Lineage 1000 jet operators.

In the first quarter of 2014, we celebrated the official opening of our Executive Jets Service Center in Sorocaba, complementing our São José dos Campos facility in Brazil, with expanded operations in MRO and FBO to comply with the growth in demand for maintenance services and hangar rental. In December 31, 2015 it represented 90% of total maintenance events, compared with 10% at the São José dos Campos Service Center.

In fourth quarter of 2015, our service center in France received ANAC authorization, increasing customer support in that region. At the same time, our Fort Lauderdale Service Center received the Mexico DGAC certification.

Our Customer Support Contact Center is dedicated to our executive jets and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center operates 24 hour a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

Defense & Security Business

In 2011, Embraer added capabilities and broadened the scope of its corporate unit dedicated to the defense and security market. The creation of the new Embraer Defense & Security unit was an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

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

As of December 31, 2015, we had sold more than 1,250 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our defense and security business accounted for 23.2% and 13.7% of our revenue for the years ended December 31, 2014 and 2015, respectively.

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

Embraer also develops and integrates state-of-the-art C4ISR (Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance) systems for defense customers that require accurate information on a real-time basis. The information provided by C4ISR systems seeks to give defense organizations the capability to collect, process and disseminate an uninterrupted flow of accurate and timely data that enables them to make better decisions and act faster and more effectively.

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

The Super Tucano is one of the highlights of our Defense & Security business unit due to its versatility, its excellent performance for training and operational missions and its competitive pricing, together with its low operating and maintenance costs. The Super Tucano currently has 220 firm orders, out of which more than 200 aircraft have already been delivered.

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

In June 2015, during the Paris Air Show, Embraer Defense & Security and the Ministry of Defense and Veterans from the Republic of Mali signed a contract for the acquisition of six A-29 Super Tucanos. The contract includes logistics support for the operation of these aircraft and also provides a training system for pilots and mechanics of Mali Air Force. The A-29 Super Tucano will be deployed for advanced training, border surveillance, and internal security missions. At the same Air Show, we and the Ministry of Defense of the Republic of Ghana also signed a contract for the acquisition of five A-29 Super Tucanos. The contract includes logistics support for the operation of these aircraft as well as the set-up of a training system for pilots and mechanics in Ghana that will provide autonomy to the Ghana Air Force in preparing qualified personnel.

In November, 2015, The Republic of Lebanon confirmed the acquisition of six Super Tucanos from Sierra Nevada Corporation and Embraer Defense & Security. The contract includes logistics support for aircraft operation as well as a complete training system for Lebanese Air Force pilots and mechanics. The sale was approved in June by the U.S. State Department. The planes will be built in Jacksonville, Florida.

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

On May 20, 2014, Embraer and the Brazilian Air Force signed the series production contract for the delivery of 28 KC-390 aircraft and associated initial logistic support. In addition to the Brazilian Air Force order, there are currently letters of intent from Portugal, the Czech Republic, Colombia, Chile and Argentina to purchase aircraft.

In February 2015, Embraer successfully conducted the first flight of the KC-390. Having benefited from an advanced program of simulations and extensive ground tests, the KC-390 crew performed maneuvers to evaluate flight characteristics and conducted a variety of systems tests. The first prototype is performing a flight test campaign and the second prototype is scheduled to have its maiden flight in the first half of 2016. The certification of the KC-390 is expected for 2017.

Government Transport and Special Mission Aircraft

Embraer is marketing its wide line of commercial and executive jets to defense and government customers.

In 2014, Embraer was contracted by the Brazilian Air Force to supply six Legacy 500 aircraft to perform flight test missions. We also signed a contract to supply one Legacy 600 to the Honduran government.

In addition to these governments, our base of customers operating Embraer jets for the transportation of authorities includes Ecuador, Thailand, Pakistan, Panama, Belgium, Greece, Colombia, Angola, Nigeria and India.

Modernization Programs

We offer military aircraft modernization services and currently have four ongoing programs under contract, three with the Brazilian Air Force and one with the Brazilian Navy. The first program, known as F-5BR, is focused on performing structural and electronics upgrades for F-5 fighter jets. In 2012, we concluded the modernization and delivery of 46 F-5 jets to the Brazilian Air Force. At the start of 2011, Embraer signed a contract with the Brazilian Air Force to modernize one additional batch of 11 F-5 fighter jets. During 2015, the Brazilian Air Force adjusted the number of aircraft to be modernized under this contract from eleven to three.

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the 43 AMX. In 2013, Embraer Defense & Security delivered the first A-1M fighter jet to Brazilian Air Force, with two additional aircraft delivered in 2014. Due to Brazilian government budget constraints, at the end of 2015 this contract is under renegotiation between the Brazilian Air Force and Embraer, focusing on scope adjustments.

The third modernization program regards the upgrade of the 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation) aircraft of the Brazilian Navy, with the aim to incorporate new technology, including new avionics, radars, power generation and autonomous oxygen generating systems. In May 2015, Embraer Defense & Security held at its industrial plant in Gavião Peixoto the delivery ceremony of the first modernized AF-1 (AF-1B) fighter jet to be supplied to the Brazilian Navy.

The fourth contract signed between Embraer Defense & Security and the Brazilian Air Force regards the modernization of five EMB 145 AEW&C (Airborne Early Warning and Control). The contract also provides for six mission planning and analysis stations, which will be employed in the training and improvement of crews.

Services and Support – Defense & Security

Our Defense & Security customer service portfolio involves Material Support, Training, Field Support, Technical Support and MRO–Maintenance, Repair and Overhaul services.

Our Customer Support and Services department provides the support and services required by our customers for aircraft operational success, ensuring readiness and sustained mission capability. The provision of world-class support and services to our customers is essential to our business strategy and the maintenance of enduring relationships with customers.

We own and operate MRO, located as follows:

•	Alverca, Portugal, which we refer to as OGMA, began to operate in March 2005 and operates for commercial and defense customers; and;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers.

In 2015, sales efforts resulted in new contracts to support Embraer’s Defense & Security customers. We strengthened this relationship by establishing several support and services contracts in Latin America, Europe, Africa and Asia, improving the quality of service in order to meet customers’ operational requirements.

Competition

Our military aircraft faces rigorous competition from various manufacturers from different countries in each market segment.

The Super Tucano competes in the flight training market with the Pilatus PC-21 (advanced) aircraft from Switzerland, the Beechcraft T-6A/B from the U.S., and the Korea Aerospace Industries’ KT-1. In the Light Attack market, the Super Tucano competes with the Beechcraft AT-6 and the Korea Aerospace Industries’ KA-1.

In the special mission aircraft market, Embraer Defense & Security has aerial platforms of various ranges in its portfolio, allowing a variety of applications in the areas of ISR (Intelligence, Surveillance and Reconnaissance). Thus, it will compete with similar platforms from other manufacturers. Examples of competitors are the Boeing 737, Northrop Grumman E-2C/D Hawkeye, Alenia ATR 42 and 72, the Airbus Group’s CASA CN-235 and C-295, among others.

In the military transport segment, the KC-390 operates in the medium airlift segment in the class of 23 tons. Hence its main competitor is the C-130J. Given the multi-mission design of KC-390, including Medical Evacuation, Search and Rescue, Firefighting, Air-to-Air Refueling, Transport of Troops and Aerial Resupply, specific competition with other platforms is also expected.

Other Related Businesses

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related Businesses accounted for 0.8% of our revenue for the year ended December 31, 2015.

We provide to Sikorsky Corporation the development and manufacture of the Landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020.

We build general aviation propeller aircraft. We have delivered a total of 2,326of these aircraft, and the last delivery of this type of aircraft was in 2000.

We also developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2015, we had delivered a total of 1,371 of these aircraft, including 19 in 2015.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created ECC Leasing in September 2002.

The mission of ECC Leasing is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us via trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary managed a portfolio composed of 170 aircraft, of which 12 are under operating leases, 33 are available or under lease/sale negotiations, three are performing flight tests at Embraer, and 122 were sold to airlines, corporations and government entities in North America, South America, Asia, Europe and Africa.

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

As more pre-owned aircraft trade in the market, Embraer and ECC Leasing work together and we created the Embraer Lifetime Program to better support our customers. The program allows customers of our pre-owned and new aircraft to select from a wide array of services, including, among other things, training, spare parts, technical support, engine programs, technical representation, maintenance and overhaul coverage. Customers who enroll in this program pay us periodic fees, so that we can provide them with scheduled and unscheduled maintenance, support and repair services, among other assistance. We believe this program represents an innovative approach, which offers our customers an attractive combination of pre-owned aircraft backed by Embraer’s comprehensive support package. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We face significant international competition, which may adversely affect us.”

In 2015, ECC Leasing sold 16 aircraft to financial investors for a total revenue of US$ 50.0 million, recognizing an estimated loss of US$25.2 million related to sale of these aircraft below their book value of US$ 75.2 million. At the time of the sale, the aircraft sold were under operating leases with certain operators, and the purchase price remunerated ECC Leasing for (i) the transfer of the receivables remaining under the relevant lease agreements, and (ii) the sale and transfer of the aircraft. As a result, the transaction served as a financing to improve ECC Leasing’s and our liquidity position.

Embraer Systems

In 2013, we launched Embraer Systems to apply Embraer’s excellence in sophisticated processes and technologies to capital-intensive and complex industries besides aviation and defense, and industries in which efficiency, reliability, safety and security are also critical. This is part of the company’s diversification strategy, which has progressed in recent years as a way to enhance growth.

Markets

The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in US$ millions)
Commercial Aviation
North America	2,452.7	2,065.0	1,089.4	875.3	739.1
Latin America (except Brazil)	89.8	64.7	457.9	144.6	540.3
Asia Pacific	307.8	155.4	546.3	920.8	1,041.5
Brazil	145.3	73.9	103.5	46.0	294.9
Europe	316.5	624.7	916.4	1,510.8	1,013.8
Others	36.6	179.6	193.5	257.9	121.6
Total	3,348.7	3,163.3	3,307.0	3,755.4	3,751.2
Executive Jets
North America	1,226.6	739.4	632.2	505.9	360.8
Latin America (except Brazil)	38.7	110.6	6.3	43.3	83.9
Asia Pacific	149.2	353.3	336.6	327.4	155.0
Brazil	72.6	207.1	357.7	136.8	210.5
Europe	218.3	168.4	290.6	254.6	281.1
Others	13.2	12.7	21.1	24.0	27.5
Total	1,718.6	1,591.5	1,644.5	1,292.0	1,118.8
Defense and Security
North America	177.2	199.5	26.4	20.0	27.6
Latin America (except Brazil)	21.7	47.3	16.3	21.7	15.6
Asia Pacific	33.2	78.5	71.0	79.5	145.2
Brazil	479.3	1,004.5	848.5	648.5	446.2
Europe	84.8	100.0	166.9	178.4	175.9
Others	14.9	26.6	67.8	97.1	29.4
Total	811.1	1,456.4	1,196.9	1,045.2	839.9
Other Related Businesses
North America	30.1	53.6	59.7	47.4	55.5
Latin America (except Brazil)	—	—	—	0.4	—
Asia Pacific	—	0.1	—	—	—
Brazil	12.3	20.0	26.9	26.6	25.5
Europe	7.3	3.9	—	—	—
Others	—	—	—	—	—
Total	49.7	77.6	86.6	74.4	81.0

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 83% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Jets, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

In our Commercial Aviation and Executive Jets businesses, we rely on risk-sharing partners to supply vital components of our aircraft. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial condition. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

In addition, we have entered into purchase agreements with our major suppliers, which cover our production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers, and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key suppliers.”

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

At the time E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family success led to 60% of the deliveries share in the 70-130 seats jet segment during 2004 to 2015. Notwithstanding, during the last 10 years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

The E-Jets E2 project is another important example of our commitment to keep our market leadership in the segment. The state of the art technology applied on the engines, wings, and avionics make the E2 family a highly efficient tool for airlines. The E2 will bring a new level of aerodynamic efficiency, as applied on the wing with one of the highest aspect ratio of the industry and advanced wing shape, it will also improve the systems and avionics, including fourth generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). We expect that all of those improvements will result in double-digit reductions of fuel burn, emissions, noise and maintenance costs. Cockpit commonality with current generation E-Jets is a key driver in the design of the E-Jets E2, in order to enable a smooth transition for the E-Jets pilots. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays and advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, will provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck. E-Jets E2 has the additional objective of increasing revenue opportunities, as the family is designed to provide better aircraft availability and to increase ancillary revenue for operators.

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

Aircraft Financing Arrangements

Commercial aircraft customers may request financing support for aircraft acquisition. This support usually includes providing assistance to customers in obtaining financing arrangements from different sources, including ECAs, leasing companies, commercial banks and capital markets. Financing support may exceptionally include providing assurance that financing will be available for such acquisition.

Additionally, customers may sometimes require short-term bridge financing prior to arranging long-term debt financing, as long-term funding may not be available for them at the time of delivery. On a case-by-case basis, we have provided interim financing, above market rates, to customers who already have their financing arrangement structured or who are in the process of negotiating such arrangements.

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft, their manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), or Brazilian Aviation Authority, a special organization with the status of a regulatory agency under the Civil Aviation Secretary of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency, and validated by the FAA and/or the EASA, some authorities, such as those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification.

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

Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are not subject to regulatory obligations. Some contracts, such as those for civil aircraft modified for military purposes, require civil certification (e.g. India, SIVAM, etc.). Finally, other contracts, such as those for LAS and KC-390, demand approval from the Military Certification Authority.

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is principally due to a traditionally higher number of deliveries in the fourth quarter, particularly in the Executive Jets segment, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter generally constitute at least 35% to 40% of annual deliveries in the Executive Jets segment, and we expect this trend to continue.

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

For information on our property, plant and equipment, see Notes 2.2.14 and 16 to our audited consolidated financial statements included elsewhere in this annual report.

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

Production facilities for commercial and executive aircraft are located in São José dos Campos in the State of São Paulo, Brazil. In our Defense & Security segment, we have production facilities located in the Gavião Peixoto plant, which is near the city of Araraquara, located in the central region of the State of São Paulo, Brazil. For the final assembly of executive jets, Embraer also has a facility in Melbourne, Florida and in Harbin, China.

We have the flexibility to increase or decrease production in response to increased or decreased demand.

The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the KC-390 and in February 2015, it successfully performed its first flight Embraer and it is currently conducting flight tests for KC-390.

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we converted the final assembly for the E-Jets E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle time. In 2015 we started the prototype production for the new E-Jets E2 family of jets.

Executive jets have been produced since 2011 in São José dos Campos, and are produced in Melbourne. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, in order to improve production capacity. We also have a production facility for the Legacy 600/650 family in Harbin, China, which is our company with Harbin Aviation Industry (Group) Co., Ltd. and Hafei Aviation Industry Co., Ltd., both subsidiaries of AVIC.

In September 2012, we opened two facilities in Évora, Portugal, one for the manufacture and assembly of metal components and one for the manufacture and assembly of composite material components. The start-up of these facilities went as planned, and they made their first deliveries in November 2012. In 2015 Évora’s production plan included major components for the Legacy 450/500, E-Jets, E-Jets E2 and KC-390.

EZ Air Interior Limited, our joint venture with Zodiac Aerospace for the production of interior parts for our Commercial Aviation Segment in Mexican factories, began production and shipping of parts to Brazil in 2013. It achieved full production capacity in January 2015.

In 2015, we acquired the remaining shares of EAST. EAST is an Embraer subsidiary which produces seats for commercial and executive aircraft.

We manufacture aerospace systems and components in ELEB, which is an Embraer subsidiary located in São Jose dos Campos, and its main products are landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

We have an additional final assembly facility in Jacksonville, Florida for Defense & Security where we initiated in 2013 the final assembly line for the A-29 Super Tucano for the U.S. Air Force’s Light Air Support (LAS) Program.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2015, we were in compliance with our permits. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001 to organize our processes, allowing us to obtain and maintain ISO 14001 certification since 2002. ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. Certified environmental management systems have been progressively implemented across our manufacturing sites, with over 89 % of our employees operating under an ISO 14001.

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

The implementation of further innovative and eco-efficient technologies and processes is a key factor in ensuring our sustainability, increasing the attractiveness of our products and our overall competitiveness. We continuously pursue eco-efficiency by seeking “green” business opportunities, mitigating the environmental impact of our activities and products throughout their life cycle, developing breakthrough technologies, products and services and, more generally, integrating environmental concerns into our business. We also believe that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and will influence future aircraft developments. In 2012 at the Air Transport Action Group (ATAG) Aviation and Environment summit, Embraer, Boeing and Airbus signed a memorandum of understanding to collaborate on the development of drop-in, affordable aviation biofuels as an effort to reduce the aircraft industry’s greenhouse gas emissions by 50% by 2050 based on 2005 levels.

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

Insurance

We maintain insurance at levels deemed to meet all risks associated with our operations and legislation. The insurance covers potential damages to our property, inventories, working process, cargo and aircraft hulls for our own fleet. In addition, we maintain a comprehensive aviation products liability policy, for claims arising out of our legal liability as manufacturers, repairers, suppliers or servicers. We also possess natural disaster and business interruption insurance.

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

According to the International Air Transport Association (IATA), global air travel demand continues to trend upward, with 6.7% growth in 2015. International air travel rose by 6.8% and domestic by 6.7% in 2015 compared to 2014, with airlines in all regions seeing growth. The demand environment for air travel continues to improve, suggesting that the growth seen thus far will continue. Demand conditions are improving in the U.S. and Europe and trade volumes have been on increasing, especially in Asia Pacific. The industry’s output level in 2015 was 1,266 commercial aircraft, representing an increase of 2.5% over 2014.

Airlines in Europe and North America experienced a solid 5.6% and 3.5% rise in the January to October 2015 period, respectively. Demand for air travel on regional carriers remains strong in these regions. Restructuring efforts are continuing and hub efficiency is critically important to airlines that rely on connecting traffic and 70 to 130-seat jet aircraft play a key role feeding those hubs.

Air travel growth in emerging markets continues to outpace that in developed countries due to growing regional trade volumes and changing demographic patterns led by rapid urbanization, higher household incomes, discretionary spending and therefore a higher propensity to travel. A growing economy and stronger demand for air transport has historically led to regional integration and generate a need to improve air services. Intra-regional air travel is mostly composed of low and mid-density markets. According to data extracted from Sabre-ADI, some 83% of city pairs have volumes of up to 300 daily passengers. The 70 to 130-seat jet aircraft allow the carriers to access a wider range of cities, not only in the highest-density markets. We believe that secondary markets will lead the demand for new air travel, and expect carriers to continue to acquire newer and more efficient aircraft to serve low and mid-density markets and to maintain network connectivity.

IATA projects the global commercial airline industry to generate net post-tax profits of US$33.0 billion in 2015 and US$36.3 billion, or 5.1% of revenues, in 2016, an upward revision from previous projections due to lower jet fuel prices, improvements to industry structure and an accompanying focus on improving the efficiency and the utilization of aircraft. The performance of the commercial airline industry is closely linked to the strength of global economic development. After the post-recession 2010 peak, economic activity slowed in both 2011 and 2012. The improvement in financial performance since 2013 is in part due to the upturn in economic growth, signaled by rising business confidence and by upturn in industrial production and world trade growth, and then at the beginning of 2015, by a shortfall of oil prices.

We project that from 2015 to 2034, world air travel demand, measured by revenue passenger kilometers, should tend to grow by an average of 4.9% per year. China and the Middle East will lead with annual revenue passenger kilometers (RPK) growth of 7.0% and 6.8% respectively, followed by Latin America at 5.9%. Asia Pacific, the CIS (Commonwealth of Independent States) and Africa are expected to each have growth rates of around 5%. Because Europe (3.9%) and North America (2.7%) are more mature markets, we project them to grow more slowly. By 2034, Asia Pacific and China are expected to be the largest air travel markets in the world, accounting for a combined 38% of total global RPKs. Comparatively, Europe and North America are expected to generate 35% of world demand. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

In North America, the main airlines’ strategies have been focused on cost reductions, increased productivity and consolidation aiming at improved operational and financial efficiency. Focusing on profitability and not on capacity increases will position airlines to sustain better financial results and stability through business cycles. Regional airlines continue to provide essential hub feeder and capacity adjustment opportunities to mainline airlines.

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

Latin America has faced a tough economic environment. The downturn in global commodity markets remains an important drag, even as lower oil prices and a solid U.S. recovery support activity elsewhere in the region. However, prospects for mid and long-term growth remain positive. Efforts will focus on structural reforms to restore robust, sustainable growth and improve the business environment, with the goal of fostering more diversified, resilient, and prosperous economies. We expected that long with the economic recovery, new investments in aviation infrastructure and regional integration will shape the way air transport will grow in the coming years. We believe that fleet optimization is key, as secondary markets are poised to lead the demand for new air travel. We expect carriers will continue to acquire new and efficient jets with up to 130 seats to serve low and mid-density markets and to maintain network connectivity.

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

Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Intra-Middle Eastern flights have increased significantly in recent years with the acquisition of smaller aircraft to feed international hubs and cover underserved markets.

In Africa, regional integration and growing foreign direct investment are fostering regional aviation. Challenges in infrastructure, lack of financing and a highly regulated environment are being addressed, albeit at a slow pace. As a result of regional liberalization, some airlines are introducing new aircraft to develop their intra-regional network. Airlines on the continent have recognized the benefits of replacing ageing fleets with new-technology aircraft. The average aircraft age has decreased by 25% in the last 15 years, from 16 to 12 years old.

We estimate a global demand for around 6,350 jets in the 70-130 seat category through 2034 (2,250 units in the 70 to 90-seat segment and 4,100 units in the 90 to 130-seat segment). We project replacement of ageing aircraft to represent 39% of new deliveries and the remaining 61% to support market growth. We project world fleet-in-service of jets with up to 130 seats to increase from 3,770 aircraft in 2014 to 6,490 by 2034. We estimate the value of all deliveries at approximately USD 300 billion at list prices.

We expect jets in the 70 to 130-seat category to sustain hub-and-spoke efficiency, to complement narrow-body operations, to provide an optimal balance of frequency and seats, and to encourage new market development with lower-risk, incremental capacity, thus generating significant demand for new aircraft in this segment.

Executive Aircraft

Market Overview

During the global economic crisis which began in 2008, markets were fearful of poor performance by economies around the globe. Initially, the U.S. economy was the primary concern, followed by the economic contagion in Europe, both of which contributed to a significant reduction in global economic growth. The resilient economic performance of the Asia Pacific countries, especially China, and certain Latin American countries, especially Brazil, helped avoid a deeper global economic crisis. Now, eight years later, economic growth in emerging markets is slowing down significantly, while the U.S. economy is showing signs of recovery and there is positive economic news and growing investments in Europe, despite a slow economic growth prospect.

Despite the positive recent performance of demand growth drivers such as the number and wealth of high net worth individuals and the level of corporate profits, we believe that corporations will remain reluctant to spend on travel alternatives, at least in the short-term.

This scenario has prevented a more solid growth momentum for business jets sales. In early 2016, the General Aviation Manufacturers Association reported that the industry delivered 706 business jets during 2015 (0.1% more than 2014), equivalent to US$22 billion (0.5% more than 2014). The expectation for 2016 is that deliveries will total 770 units. Over the next 10 years, our market forecast indicates that 9,250 aircraft will be delivered, totaling US$265.0 billion in the period.

We estimate a compound annual growth rate for the executive jet industry from 2016 to 2025 of 3.0% in terms of both revenue and units delivered.

Although the business jet market has not yet recovered from the 2008 economic crisis, our executive jet fleet in service has experienced a compound annual growth rate of 18% since then. In 2014 and 2015, we delivered a total of 116 units and 120 units, respectively, 3% less and 3% more than 2013 and 2014, respectively. As we introduce new products in the executive jet market, we expect the total number of annual deliveries in this segment to continue to increase in upcoming years. Additionally, the number of pre-owned aircraft for sale as well as their price levels continues to pressure new aircraft demand in this segment.

We expect that over the next 10 years, the regional distribution of business jet deliveries will be as follows:

•	The North American market will continue to be the largest, representing 53% and of the world market’s volume and 50% of revenues. These figures are well below the 64% participation of the region in the current world fleet and are a function of the long-term growth of markets in other regions rather than an actual reduction in the North American market’s size.

•	The European and African markets will generate 23% of world deliveries in terms of units and 25% in terms of revenues. These figures are slightly below last year’s forecast, reflecting the slow recovery of economies in the European region.

•	Latin America, Asia Pacific and China will together represent 24% of world deliveries in terms of units and generate 25% of the world’s total business jet market revenue.

Defense & Security

Overall we anticipate an increase in defense spending globally, with the exception of the United States, which is expected to continue its effort to reduce military expenditures, therefore prompting its industry to search for opportunities in new markets.

In light of continuous instability in the Middle East and the growing impact of actions of insurgent groups, military budgets in the region should also increase, in spite of depressed oil prices.

Regional conflict and tensions should also stimulate investment in defense materials on the African continent and in Europe.

We expect increased demand for proposals of customized solutions, creating opportunities for our Defense & Security portfolio and for those of our subsidiaries, notably in the areas of critical software, communications, sensors and platforms.

The Brazilian economic environment will be challenging for the implementation of new investment projects in the defense sector. Generally, budget restrictions may require the restructuring of the deliveries scheduled in existing contracts. We also anticipate that new opportunities will be on a smaller scale and will require the accommodation of constraints on available resources.

Brazilian Economic Environment

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

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2015	2014	2013	2012
Real growth in gross domestic product	(3.8)%	0.1%	2.3%	0.9%
Inflation (IGP-M)(1)	10.5%	3.7%	5.5%	7.8%
Inflation (IPCA)(2)	10.7%	6.4%	5.9%	5.8%
CDI rate(3)	14.1%	11.6%	9.8%	6.9%
LIBOR rate(4)	0.6%	0.3%	0.2%	0.3%
Depreciation of the real vs. U.S. dollar	41.8%	9.0%	10.5%	16.7%
Period-end exchange rate—US$1.00	R$3.905	R$2.656	R$2.343	R$2.044
Average exchange rate—US$1.00(5)	R$3.477	R$2.361	R$2.169	R$1.958

Sources:	Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a board consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For further information on our macro-economic impacts on our financial position, see Note 28 of our audited consolidated financial statements for the year ended December 31, 2015.

Tax Incentives

Similar to other Brazilian companies, we benefit from certain tax and other government-granted incentives, including related to our export and research and development activities.

Tax incentives for Companies in Research and Development

Brazilian Law 11,196/05, better known as the Lei do Bem, grants tax benefits to entities involved in research and development activities for technological innovation.

In order to take advantage of these tax benefits, a beneficiary must (i) assess its income tax according to the real profit (lucro real) regime, (ii) record taxable profits; (iii) be current with all of its fiscal obligations (that is, be able to obtain certification showing no outstanding debts with tax authorities) and (iv) have investments in research and development.

Technological innovation is deemed to be the development of a new product or manufacturing procedure, as well as the addition of new features or characteristics to an existing product or manufacturing procedure which entails incremental improvements and gains in quality or productivity, therefore resulting in greater market competitiveness.

We benefit from such tax incentives with respect to the IRPJ tax (income tax) and the CSLL tax (social contribution on net income). The deductions from our net income can vary from 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year.

Tax Incentives and Payroll Exemptions for Exporting Companies

This incentive, established by Brazilian Law 12,546/11, created the Special Regime for the Reintegration of Taxes of Exporting Companies (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras or REINTEGRA) with the aim of stimulating and facilitating exports.

The goal of REINTEGRA is to refund, in whole or in part, the remainder of taxes from the production chain of exported goods. The exporting entity may receive tax credits according to a percentage, which may vary from 0.1% to 3%, established by decree of the Brazilian Finance Ministry and applied to the revenue earned from the export of these goods abroad.

In order to take advantage of these tax benefits, (i) an exporting entity must manufacture the exported product in Brazil, (ii) the product must be codified in the TIPI (listing issued by Brazilian fiscal authorities under the Tax on Manufactured Products —Imposto Sobre Produtos Industrializados or IPI); and (iii) the cost of imported materials used in the exported product may not exceed certain limits prescribed by law, expressed as a percentage of the export price.

Brazilian Law 12,546/11 also aimed to increase production through the establishment of a payroll exemption. This payroll exemption substitutes the current employer social security contribution of 20% of INSS on payroll for an alternative tax called the Social Security Contribution Over Gross Revenues (Contribuição Previdenciária Sobre a Receita Bruta or CPRB),) to be levied on the revenues of certain products and services, excluding revenues from exports. Payroll exemption rates may vary from 2.0% to 4.5% of gross revenues, depending on the business sector.

Republic Airways Chapter 11 Filing

In February 2016, Republic Airways Holdings, which currently operates a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. At the date of the filing, Republic had 24 firm orders for E175 commercial aircraft in our backlog, to be delivered between 2016 and 2017. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees.

Critical Accounting Estimates

Preparation of financial statements in accordance with IFRS requires us to use estimates and assumptions that affect the reported assets and liabilities, revenues and expenses and our disclosures. Therefore, to prepare the financial statements included in this annual report, we believe variables and assumptions derived from past experience and various other factors to be reasonable and relevant. These estimates and assumptions are reviewed and relevant adjustments are recorded in our ordinary course of business.

The most significant accounting policies, including the variables and assumptions used in the estimates, and the sensitivity of these assessments to the different variables and conditions are described below:

Sales and Other Operating Revenues

In the Defense & Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the percentage of completion method and the physical advancement methods. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of construction contracts, adjusting revenue recognition based upon projected costs to completion. Were the total costs to be incurred to come in 10% below management’s estimates, the amount of revenue recognized in the year of 2015 would increase by US$207.0 million, and if the total costs were to be 10% above the estimate, the amount of revenue recognized would decrease by US$248.9 million.

Financial Guarantees

Financial guarantees are granted at fair value and recognized as a reduction in sales, and subsequently recognized as sales revenue over the period of the guarantee. On granting a financial guarantee, we evaluate the creditworthiness of the obligor and disclose on maximum exposure under the guarantee in Note 36.3 – Joint liabilities co-obligation, responsibilities and commitments. We monitor the obligor’s credit worthiness periodically and in the event of an official default (Chapter 11) or negotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision. When an agreement is negotiated for payment of this allowance, the amounts assumed are reclassified to accounts payable. For further information, see “Item 5E – Off-Balance Sheet Agreements.”

Residual Value Guarantees

The residual value guarantees granted on aircraft sales can be exercised at the end of a financing contract between a financial agent and the customer/operator of these aircraft. The guarantee are initially measured by fair value and are revised quarterly to reflect any losses in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft on the secondary market. For further information, see “Item 5E – Off-Balance Sheet Agreements.”

Impairment

The impairment test considers our medium and long-term strategic plan, brought to present value at the WACC rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, we use estimates, as follows:

a)	Gross expected cash flow – the Management projected inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

b)	Growth rate – the growth rates were reflected in the revenue flow budgeted by us, consistent with the forecasts included in industry reports.

c)	Discount rate – a WACC discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. We use our judgment to select a variety of methods using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known techniques normally used by the financial market.

Income Taxes

We are subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined.

Because our tax is largely determined in Brazilian reais and our functional currency is the dollar, the income tax expense line is highly sensitive to the effects of changes in exchange rates, particularly those due to changes in non-monetary assets.

If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2015, the deferred income tax expense would have been higher or lower by approximately US$ 130.2 million.

Post-employment medical benefit plan

We and certain of our subsidiaries have a post-employment medical benefit plan that provides medical care to retired employees. To identify the future exposure of this benefit and therefore its measurement in the financial statements, we and our subsidiaries use assumptions that are usually based on statistical data, often observed internally or supplied by institutes or entities dedicated to this type of activity.

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

	At and for the year ended December 31,
Other Data:	2015	2014	2013	2012	2011
Aircraft delivered during period:
To the Commercial Aviation Market	101	92	90	106	105
ERJ 145	—	—	—	—	2
EMBRAER 170	2	1	4	1	1
EMBRAER 175	82	62	24	20	10
EMBRAER 190	8	19	45	62	68
EMBRAER 195	9	10	17	23	24
To the Defense & Security Market	20	7	6	16	—
EMB 145 AEW&C/RS/MP(2)	1	—	—	2	—
EMB 312 Tucano/AL-X/ Super Tucano(1)	19	7	6	14	—
To the Executive Jets Market	120	116	119	99	99
Legacy 600/650	12	18	23	19	13
Legacy 450/500	23	3
EMBRAER 145/170/190 Shuttle	—	—	2	1	—
Phenom 100	12	19	30	29	41
Phenom 300	70	73	60	48	42
Lineage 1000	3	3	4	2	3
To the General Aviation Market	19	38	60	62	54
Light Propeller Aircraft	19	38	60	62	54

Total delivered	260	253	275	283	258

(1)	Recorded for under the percentage of completion method.

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Of total revenues in 2015, 70.0% are generated through aircraft deliveries. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2015, total Defense & Security revenue included 47.4% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 52.6% denominated in Brazilian reais. In addition, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, such as crop dusters, which are also referred to as light aircraft.

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

Our sales contracts with our Executive Jets segment customers include adjustments for inflation as measured by U.S. CPI, and our sales contracts with our Commercial Aviation and Defense & Security segment customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indices related to raw material, transportation equipment and labor costs. Specific to Defense & Security sales contracts with Brazilian customers, some national indices may be used to adjust the prices of the relevant contract. The deposits, progress payments and advance payment (especially for Defense & Security projects) are nonrefundable. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive the respective payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

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

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•	Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs comprise salaries and related charges primarily in Brazilian reais.

•	Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For further information on depreciation, see Note 16 to our audited consolidated financial statements as of and for the year ended December 31, 2015.

•	Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

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

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	2015	2014	2013
Revenue
Commercial aviation	3,348.7	3,163.3	3,307.0
Executive jets	1,718.6	1,591.5	1,644.5
Defense and security	811.1	1,456.4	1,196.9
Other related businesses	49.7	77.6	86.6

Total	5,928.1	6,288.8	6,235.0
Cost of sales and services
Commercial aviation	(2,565.7)	(2,542.2)	(2,532.6)
Executive jets	(1,440.3)	(1,299.6)	(1,284.7)
Defense and security	(785.4)	(1,158.9)	(951.2)
Other related businesses	(25.4)	(37.6)	(50.4)

Total	(4,816.8)	(5,038.3)	(4,818.9)
Gross profit
Commercial aviation	783.0	621.1	774.4
Executive jets	278.3	291.9	359.8
Defense and security	25.7	297.5	245.7
Other related businesses	24.3	40.0	36.2

Total	1,111.3	1,250.5	1,416.1
Operating expenses
Commercial aviation	(434.8)	(321.2)	(272.3)
Executive jets	(220.2)	(229.6)	(262.8)
Defense and security	(119.1)	(148.0)	(154.1)
Other related businesses	(5.7)	(8.4)	(13.5)
Total	(779.8)	(707.2)	(702.7)

Operating profit before finance income (expense)	331.5	543.3	713.4

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2015		2014		2013
	(in US$ million, except percentages)
Revenue	5,928.1	100.0%	6,288.8	100.0%	6,235.0	100.0%
Cost of sales and services	(4,816.8)	81.3	(5,038.3)	80.1	(4,818.9)	77.3
Gross profit	1,111.3	18.7	1,250.5	19.9	1,416.1	22.7
Operating income (expense)	(779.8)	13.2	(707.2)	11.2	(702.7)	11.3
Administrative	(182.0)	3.1	(207.5)	3.3	(210.5)	3.4
Selling	(361.6)	6.1	(419.9)	6.7	(454.4)	7.3
Research	(41.7)	0.7	(47.1)	0.7	(74.7)	1.2
Other operating income (expense), net	(194.2)	3.3	(32.6)	0.5	36.9	0.6
Equity in losses of associates	(0.3)	0.0	(0.1)	0.0	—	0.0

Operating profit before financial income (expense)	331.5	5.6	543.3	8.6	713.4	11.4
Financial expenses, net	(22.9)	0.4	(24.5)	0.4	(96.4)	1.5
Foreign exchange gain (loss), net	27.6	0.5	(14.9)	0.2	(14.6)	0.2

Profit before taxes on income	336.2	5.7	503.9	8.0	602.4	9.7
Income taxes expense (benefit)	(255.4)	4.3	(156.2)	2.5	(256.4)	4.1

Net income	80.8	1.4	347.7	5.5	346.0	5.5

Attributable to:
Owners of Embraer	69.2	1.2	334.7	5.3	342.0	5.5
Non-Controlling Interest	11.6	0.2	13.0	0.2	4.0	0.1

2015 Compared with 2014

Revenue

Revenue decreased 5.7% to US$5,928.1 million in 2015, from US$6,288.8 million in 2014. Revenue in the Commercial Aviation segment increased 5.9% to US$3,348.7, from US$3,163.3 million in 2014. Executive Jets revenue increased 8.0% to US$1,718.6 million in 2015, from US$1,591.5 million in 2014. Defense & Security revenue declined 44.3% to US$811.1 million in 2015, from US$1,456.4 million in 2014. Other Related Businesses segment revenue declined 36.0% to US$49.7 million in 2015, from US$77.6 million in 2014.

Commercial Aviation revenues increased in 2015, primarily driven by a 9.8% increase in deliveries from 92 in 2014 to 101 in 2015. The segment’s revenues increased at a lower rate than deliveries during the year due to a higher proportion of smaller E170 and E175 jets delivered relative to E190 and E195 models. In 2015, 83.2% of our deliveries in the Commercial Aviation segment were E170 and E175 models, compared to 68.5% in 2014.

The increase of 8.0% in Executive Jets segment revenues in 2015 was principally driven by an increase of 3.4% in the number of executive jets delivered during the year, as compared to 2014. During 2015, we delivered 120 executive jets (82 light jets and 38 large jets) compared to deliveries of 116 executive jets (92 light jets and 24 large jets) in 2014. In addition, we had a more favorable mix of deliveries during the year, with large jets comprising 31.7% of total deliveries in 2015, compared to 20.7% of deliveries in 2014. The growth in large jet deliveries in 2015 was a result of the first full year of deliveries of our Legacy 500 mid-size jet and the entry into service in the fourth quarter of 2015 of our newest Legacy 450 mid-light jet.

Defense & Security segment revenues are accounted for under the percentage-of-completion method, and we continued to execute our contracts with the Brazilian federal government, including the KC-390 development program, the Integrated Border Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite (SGDC) program. In addition, we continued to deliver Super Tucano planes to the United States Air Force (USAF) under the Light Air Support (LAS) program, as well as deliver to a number of other militaries around the world. During 2015, Defense & Security segment revenues declined 44.3% to US$811.1 million, in response to the impact of a weaker Brazilian real on translation of part of the segment’s revenues denominated in reais to U.S. dollars, cost base revisions on some contracts as a result of the devaluation of the real versus the U.S. dollar, and contract adjustments reducing the pace of execution on some contracts.

Cost of Sales and Services

Cost of sales and services decreased 4.4% to US$4,816.8 million in 2015, from US$5,038.3 million in 2014. The decline in cost of sales was lower than the 5.7% decline in revenues in 2015, thus driving an increase in cost of sales and services as a percentage of revenue, to 81.3% in 2015 compared to 80.1% in 2014. This increase in cost of sales and services as a percentage of revenue is largely due to cost base revisions on contracts in the Defense & Security segment related to the devaluation of the Brazilian real versus the U.S. dollar, combined with lower profitability on sales of jets in the Executive Jets segment and inflation in our direct labor costs. These impacts were partially offset by ongoing efforts to improve productivity and efficiency, as well as the appreciation of the dollar against the real positively affecting the Commercial Aviation and Executive Jets businesses.

Cost of sales and services in the Commercial Aviation segment increased 0.9% to US$2,565.7 million in 2015, from US$2,542.2 million in 2014. The increase in cost of sales and services was lower than the 5.9% increase in revenues for the year principally due to a combination of a higher number of deliveries, the devaluation of the Brazilian real versus the U.S. dollar and its impact on Brazilian-based direct labor and production efficiency gains. Gross margin in the Commercial Aviation segment increased from 19.6% in 2014 to 23.4% in 2015.

Cost of sales and services in the Executive Jets segment increased 10.8% to US$1,440.3 million in 2015 from US$1,299.6 million in 2014. Cost of sales and services increased more than revenues in the segment during 2015, largely due to lower profitability on sales of executive jets as compared to 2014. This was partially offset by a higher proportion of large jet deliveries. Gross margin in the Executive Jets segment declined from 18.3% in 2014 to 16.2% in 2015.

Cost of sales and services in the Defense & Security segment declined 32.2% in 2015 to US$785.4 million from US$1,158.9 million in 2014. The decrease in cost of sales and services was lower than the 44.3% decline in revenues for the segment, reflecting cost base revisions on percentage-of-completion contracts related to the depreciation of the Brazilian real versus the U.S. dollar. Gross margin in the Defense & Security segment fell from 20.4% in 2014 to 3.2% in 2015.

Cost of sales and services in Other Related Businesses decreased 32.4% to US$25.4 million in 2015, from US$37.6 million in 2014, while revenues for this segment decreased 36.0% in 2015.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 11.1%, to US$1,111.3 million in 2015 from US$1,250.5 million in 2014. Our gross margin decreased from 19.9% in 2014 to 18.7% in 2015.

Operating Income (Expense)

As further discussed below, operating expense increased 10.3% to US$779.8 million in 2015, from US$707.2 million in 2014. Operating expense as a percentage of revenues increased to 13.2% in 2015 compared to 11.2% in 2014.

Administrative. Administrative expenses declined 12.3% to US$182.0 million in 2015, compared to US$207.5 million in 2014, as a result of ongoing efficiency initiatives and the appreciation of the dollar versus the real.

Selling. Selling expenses decreased 13.9% to US$361.6 million in 2015, from US$419.9 million in 2014. The decline in selling expenses is largely explained by the appreciation of the dollar versus the real, though cost reductions also led to a portion of the decline in expenses.

Research. Research expenses fell 11.5% to US$41.7 million in 2015, from US$47.1 million in 2014. The reduction in research expenses is principally due to the appreciation of the dollar against the real. Research expenses declined in 2015 across the majority of our business segments.

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$194.2 million in 2015, compared to expense of US$32.6 million in 2014. The increase in other operating expenses is largely related to provisions booked in the fourth quarter of 2015 regarding financial guarantee obligations with Republic Airways Holdings (Republic), which filed for Chapter 11 bankruptcy protection. Other operating expenses also included losses on the impairment of used aircraft, due to lower residual values of our old family of ERJ 135/140/145 aircraft, performed by third party appraisers.

As a result of the Republic Chapter 11 filing and related exposures from financial guarantee obligations, our 2015 results included a total provision of US$100.9 million in connection with these obligations. These obligations were related to ERJ145 family jets in Republic’s fleet, and the provision amount was accounted for under Other operating income (expense), net. Actual payments and cash disbursements for these provisioned obligations are expected to occur over the course of the coming years.

Equity in loss of associates. Equity in loss of associates changed from a loss of US$0.1 million in 2014 to a loss of US$0.3 million in 2015.

Operating Profit(Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit decreased 39.0% to US$331.5 million in 2015, from US$543.3 million in 2014. Our operating margin decreased to 5.6% in 2015 from 8.6% in 2014.

Operating profit (loss) by segment for 2015 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$348.1 million, US$58.1 million, (US$93.4) million and US$18.7 million, respectively. In 2014, the operating profit for these segments was US$299.9 million, US$62.3 million, US$149.5 million, and US$31.6 million, respectively. See Note 38 to our audited consolidated financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net decreased slightly from US$24.5 million in 2014 to US$22.9 million in 2015, largely driven by an increase of US$ 9.4 million in interest income on receivables, an increase of US$ 1 million in interest income on cash and cash equivalents and financial investments, and a reduction of US$ 39.7 million in interest expense on taxes, social charges, and contributions. This was partially offset by a US$ 31.6 million increase in financial expenses resulting from interest on loans and financing, due to higher average debt balances in 2015 as compared to 2014.

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net changed to a gain of US$27.6 million in 2015 from a loss of US$14.9 million in 2014, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income decreased 33.3% to US$336.2 million in 2015 from US$503.9 million in 2014.

Income tax benefit (expense)

Income taxes represented an expense of US$255.4 million in 2015, compared to an expense of US$156.2 million in 2014. Income taxes increased despite lower profit before taxes on income in 2015 due principally to higher deferred income taxes and social contribution as compared to 2014. Higher deferred income taxes are explained by the impact of changes in the real to dollar exchange rate over non-monetary assets in our balance sheet (primarily Inventory, Intangibles, and PP&E). In 2015, the difference between tax basis (Real) and functional currency measurement basis (US dollar) was (US$ 202.4) million.

The average effective rate of current income tax and social contribution for the year ended December 31, 2015 was 35.5% as compared to 15.3% at December 31, 2014. Our effective tax rate, including deferred tax, increased to 76.0% in 2015 as compared to 31.0% in 2014.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes decreased 79.3% to US$69.2 million in 2015 (excluding Non-Controlling Interest), from US$334.7 million in 2014. As a percent of revenue, net income after taxes declined to 1.2% in 2015 compared to 5.3% in 2013.

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

The decrease in Executive Jets segment revenues in 2014 was largely driven by a decrease in the number of executive jets delivered during the year, as compared to 2013. During 2014, we delivered 116 executive jets (92 light jets and 24 large jets) compared to deliveries of 119 executive jets (90 light jets and 29 large jets) in 2013, a decrease of 2.5%. In addition, we had a less positive mix of large jet deliveries in the year (20.7% of total deliveries in 2014, compared to 24.4% of total deliveries in 2013), which also impacted revenues in the segment.

Defense & Security segment revenues are accounted for under the percentage-of-completion method, and we continued to execute under our contracts with the Brazilian federal government, specifically the KC-390 development program as well as the Integrated Border Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite (SGDC) program, as well as the Light Air Support (LAS) program with the United States Air Force (USAF). In addition, deliveries of the Super Tucano to militaries around the world and ongoing modernization programs with the Brazilian federal government continued apace, helping to drive revenue growth of 21.7% to US$1,456.4 million, compared to US$1,196.9 million in 2013.

Cost of Sales and Services

Cost of sales and services increased 4.6% to US$5,038.3 million in 2014, from US$4,818.9 million in 2013. The 4.6% increase in cost of sales was higher than the 0.9% growth in revenues in 2014, thus driving an increase in cost of sales and services as a percentage of revenue, to 80.1% in 2014 compared to 77.3% in 2013. This increase in cost of sales and services as a percentage of revenue is largely due to a less favorable mix of deliveries in both the Commercial Aviation and Executive Jets segments, coupled with inflation in direct labor costs, partially offset by ongoing efforts to improve productivity and efficiency, the appreciation of the dollar against the real, and stimulus packages implemented in Brazil.

Cost of sales and services in the Commercial Aviation segment increased 0.4%, to US$2,542.2 million in 2014, from US$2,532.6 million in 2013. The increase in cost of sales and services compared to the decrease in revenues for the year of 4.3% due to a less favorable product and services mix, as smaller E-Jet aircraft model deliveries as a proportion of total deliveries was higher in 2014 compared to 2013. Gross margin in the Commercial Aviation segment declined from 23.4% in 2013 to 19.6% in 2014.

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

Equity in loss of associates. Equity in loss of associates changed from zero in 2013 to a loss of US$0.1 million in 2014.

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

Accounting Pronouncements Not Yet Adopted

For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in “Item 18. Financial Statements.” We prepared our consolidated financial statements as of and for the year ended December 31, 2015 in accordance with IFRS, as issued by the IASB.

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

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300, the Lineage 1000 executive jets, and Legacy 450/500 executive jets, (2) further develop the E2 jet family, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. At this point, our access to liquidity sources has not been materially impacted by the current credit environment, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by the ongoing market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns or financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Generated by Operating Activities and Working Capital

2015

In 2015, net cash generated by operating activities was US$862.5 million, compared to net cash generated by operating activities of US$482.3 million in 2014. The increase in cash flow from operating activities in 2015 is primarily a result of a decrease in inventories and increases in trade accounts payable, advances from customers, and unearned income.

We had working capital of US$762.5 million at December 31, 2015 and US$923.9 million at December 31, 2014. Our working capital decreased in 2015 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

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

We had working capital of US$923.9 million at December 31, 2014 and US$330.8 million at December 31, 2013. Our working capital increased in 2014 primarily as a result of the aforementioned impacts on cash generated by operating activities. During 2014, delays in payment cycles by some customers negatively affected our cash position and working capital by increasing trade accounts receivables.

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

We had working capital of US$330.8 million at December 31, 2013 and US$531.1 million at December 31, 2012. Our working capital decreased in 2013 primarily as a result of increases in trade accounts payable and taxes and payroll charges payable, somewhat offset by an increase in inventories.

Net Cash Used in Investing Activities

2015

In 2015, net cash used in investing activities was US$1,417.4 million, compared to net cash used in investing activities of US$671.5 million in 2014.

Net cash used in investing activities in 2015 increased primarily due to higher additions to property, plant and equipment as well as higher additions to intangibles as compared to 2014. The increased spending on property, plant and equipment and intangibles during 2015 related in large part to the E-Jets E-2 development program as well as certain capacity expansion projects. In addition, in 2015 we invested US$702.8 million in long-term bonds and securities following the June 2015 issuance of US$1,000.0 million in principal value of bonds with maturity in 2025. These cash outflows for investment activities were partially offset by US$51.6 million in proceeds from sale of property, plant and equipment, consisting largely of monetization of used aircraft in sale transactions during 2015.

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

Net Cash Generated by Financing Activities and Total Debt

2015

In 2015, net cash generated by financing activities was US$1,224.0 million, compared to net cash generated by financing activities of US$333.3 million in 2014. During 2015, we raised new financing proceeds of US$1.696.9 million compared to new borrowing of US$798.6 million in 2014. The increase in borrowing during 2015 was largely due to the aforementioned bond issuance generating proceeds of US$996.8 million. Additionally, we repaid US$419.2 million of borrowings during 2015 as compared to repayment of US$386.1 million in 2014. In 2015 we distributed US$60.9 million in interest on shareholder’s equity or dividends compared to US$99.3 million in 2014. We did not spend any amounts in connection with share repurchase programs during 2015.

On December 31, 2015, we had total debt of US$3,530.5 million under our financing arrangements described below, 93.8% of which was long-term debt and 6.2% of which consisted of short-term debt. In comparison, we had total debt of US$2,508.1 million on December 31, 2014, consisting of 96.4% of long-term debt and 3.6% of which consisted of short-term debt.

2014

In 2014, net cash generated by financing activities was US$333.3 million, compared to net cash generated by financing activities of US$192.5 million in 2013. During 2014, we raised new financing of US$798.6 million compared to new borrowing of US$890.8 million in 2013. Furthermore, we also repaid US$386.1 million of borrowing during 2014 as compared to repayment of US$650.2 million during 2013. In 2014 we distributed US$99.3 million in interest on shareholder’s equity or dividends compared to US$71.4 million in 2013. We did not spend any amounts in connection with share repurchase programs during 2014.

On December 31, 2014, we had total debt of US$2,508.1 million under our financing arrangements described below, 96.4% of which was long-term debt and 3.6% of which consisted of short-term debt. In comparison, we had total debt of US$2,194.3 million on December 31, 2013, consisting of 96.4% in long-term debt and 3.6% in short-term debt.

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

On December 31, 2013, we had total debt of US$2,194.3 million under our financing arrangements described below, 96.4% of which was long-term debt and 3.6% of which consisted of short-term debt. In comparison, we had total debt of US$2,066.5million on December 31, 2012, consisting of 83.7% in long-term debt and 16.3% in short-term debt. Our total debt increased in 2013 in comparison with 2012.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2015, US$239.3 million was outstanding (US$6.5 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2015, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions. As described below, in September 2013 we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2015, US$162.5 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$24.0 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2015, we had US$11.2 million outstanding under our credit facilities with the FINEP, of which US$4.8 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$114.1 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development, which were partially disbursed in 2012. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2015, we had US$53.4 million outstanding under our credit facilities with the BNDES, of which US$23.0 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2015, US$498.8 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

As of December 31, 2015, we had US$271.2 million of total export credit notes outstanding, of which US$67.1 million is due in the short-term, including principal and accrued interest. The facility bears interest 5.5% to 11.0% per annum. The export credit notes are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In March and April 2013, we signed credit agreements in the form of BNDES pre-shipment export credit lines (BNDES PSI –Subprograma Exportação de Pré-embarque) with four Brazilian financial institutions in the total aggregate amount of R$200.0 million, equivalent to US$51.2 million, with maturity in March and April of 2016. These facilities bear interest at 5.5% per annum. In August and September 2014, we signed additional agreements totaling R$100.0 million, equivalent to US$25.6 million, under this credit line, with maturity in August 2017 and interest at 8.0% per annum. As of December 31, 2015, we had US$76.3 million total outstanding, of which US$50.7 million is due in the short-term, including principal and accrued interest. These facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2013, we signed a credit facility with the FINEP in the amount of R$303.9 million, equivalent to US$77.8 million, to support the research and development expenses of the Legacy 450 aircraft, of which an aggregate of US$48.7 million was disbursed in 2013 and 2014. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2015, we had US$47.1 million outstanding, of which US$0.7 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2015, a total of US$499.9 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

In December 2013, we signed a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$361.5 million. The final maturity is in January 2022. The facility bears interest at 3.5% per annum and secured by guarantee deposits and by a bank stand by letter of credit. As of December 31, 2015, we had US$346.2 million outstanding under this credit facility, of which US$29.7 million is due in the short-term, including principal and accrued interest. This BNDES credit facility is denominated in reais.

In June 2015, Embraer Netherlands Finance issued US$1,000 million 5.05% guaranteed notes due 2025 and, as of December 31, 2015, US$995.0 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2017, 2020, 2022, 2023 and 2025, through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$385.4 million at December 31, 2015. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2015, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2015, US$344.4 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment, guarantee deposits and by a bank standby letter of credit.

For further information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 20 to our audited consolidated financial statements as of and for the year ended December 31, 2015.

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

Our audited condensed consolidated financial statements at and for the year ended at December 31, 2015 contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$384.8 million and collateralized accounts receivable of US$408.0 million. Of this debt, US$25.5 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$359.3 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

5C.	Research and Development, Patents and Licenses, etc.

We incur research expenses related to the creation of new technologies that may be applied to our aircraft. Such expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income. Development costs in the Commercial Aviation and Executive Jets segments are capitalized from the board approval for the relevant project until the final certification, while major development costs in the Defense segment are recorded based on the percentage of completion method.

Research expenses totaled US$41.7 million in 2015 and US$47.1 million in 2014. This expenditure remained stable because of the ongoing work of the company in researching new technologies.

In 2016, we expect to invest approximately US$50.0 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 4B. Information on the Company—History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development).”

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. At December 31, 2015, we had more than 413 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

We hold granted patents and patent applications relating to our technologies. Currently, we hold granted patents and patent applications from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan, India and China in connection with the various technologies of our products. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the necessary intellectual property rights to conduct our business and operations.

Considering our utility and design patent portfolios, at December 31, 2015, we had filed 533 patent applications and had been granted 225 patents.

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

Our Innova Program is the main tool created by our innovation and knowledge management area to promote innovation within Embraer. Innova is focused on creating, sustaining and spreading a favorable culture and environment of innovation. The main strategies are the use of tools and methodologies for the development of innovation projects and recognition processes.

Innova is a program that aims to stimulate Embraer’s culture of innovation and is part of the company strategy to guarantee the sustainability of its businesses. This program manages the Green Light, Innova Challenge and Innovation Recognition processes.

The Green Light process evaluates innovative proposals presented voluntarily by employees and provides time and resources to them in order to carry out the idea until its technical and economic feasibility is proven. If the proposals are approved, the innovative employees receive time and resources to develop their projects. More than 380 submitted ideas and 3 innovative projects have been implemented since the creation of this process, in 2012, including the launch of Embraer Venture Capital. In 2015, 31 innovative projects were under development. At the beginning of 2016, more than 20 projects are under analysis to be submitted to the board of directors in 2016. The Green Light process applies to any type of innovation: process, product, technology, services, marketing, management or new business.

The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to resolve issues globally from different departments of the company, and any employee in the world may participate in this process. By 2015 we had launched 32 challenges with more than 1,800 ideas in different challenges.

Under the Innovation Recognition process, in 2015, 866 employees were recognized for their 343 innovations, both spontaneous and stimulated.

In addition, nine management groups in the categories of manufacturing, engineering and the main office were acknowledged as the most favorable environments for innovation in the company. Innovations developed during the last 5 years accounted for 49.0% of our net revenues in 2015.

5D.	Trend Information

Given the order activity over the last couple of years, during which we received a significant amount of orders from U.S. carriers, particularly for 76-seat regional jets, we can anticipate fairly appropriately the production and delivery schedules for 2016 in the Commercial Aviation segment. We expect deliveries of the E175 jet model to account for a greater share of total segment deliveries.

In the executive jet market, despite further record levels of corporate profits, the number of high net worth individuals and near-record stock market levels in key geographies, the level of pre-owned aircraft for sale continues to pressure new aircraft demand and has impeded recovery in the segment. We believe, however, that new executive jet product offerings, namely the Legacy 450 midsize jet, which will have its first full year of deliveries, and the Legacy 500 jet, which entered into service in 2014, will help us to increase our total executive jet deliveries in 2016 as compared to 2015.

With respect to the Defense & Security segment, we expect to progress in our execution of existing programs, including the KC-390, the Border Monitoring system (SISFRON), the Super Tucano LAS program and the satellite programs. However, due to part of revenues being denominated in reais, a lower expected average real to U.S. dollar exchange rate is likely to pressure revenues as reported in U.S. dollars in the segment.

In light of this scenario, in 2016 we expect to deliver 105 to 110 commercial jets, 75 to 85 light executive jets and 40 to 50 large executive jets.

The following table summarizes our order book for the Commercial Aviation segment at December 31, 2015. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$22.5 billion. The following tables set forth our Commercial Aviation order book at December 31, 2015 by aircraft type, customer and country.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	0	352	0
ERJ 135	108	0	108	0
ERJ 140	74	0	74	0
ERJ 145	708	0	708	0
EMBRAER 170	193	7	190	3
EMBRAER 175	500	296	331	169
EMBRAER 190	578	88	523	55
EMBRAER 195	166	3	147	19
EMBRAER 175—E2	100	100	0	100
EMBRAER 190—E2	77	85	0	77
EMBRAER 195—E2	90	80	0	90

The following tables set forth our Commercial Aviation order book at December 31, 2015 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandre Air (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional (France)	3	3	—
Republic Airways (USA)	15	15	—
South African Airlink (South Africa)	5	5	—
Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—
Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraïbes (Guadeloupe)	22	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—

Customer	Firm Orders	Delivered	Firm Order Backlog
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air—Thailand)	2	2	—
Hainan (China)	25	25	—
KLM (The Netherlands)	2	2	—
LOT Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—
Nigeria (Nigeria) (1)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia) (1)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—
Total	708	708	—

(1)	Aircraft delivered by Embraer Defense and Security

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland) (1)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	20	17	3
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia) (2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador) (2)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
Total	193	190	3

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena (delivered by Embraer Defense and Security).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland) (1)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	60	24	36
CIT (USA)	4	4	—
Flybe (UK)	15	11	4
GECAS (USA)	5	5	—
Jetscape (USA)	4	4	—
KLM (Netherlands)	17	—	17
LOT Polish (Poland)	12	12	—
Mesa (USA)	8	3	5
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	141	113	28
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	40	30	10
Skywest (USA)	99	45	54
Suzuyo (Japan)	8	6	2
Undisclosed	8	0	8
Total	500	331	169

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraïbes

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Ireland)	15	4	11
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraïbes (Guadeloupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
Conviasa (Venezuela)	16	16	—
China Southern (China)	20	20	—
CIT (USA)	7	7	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—

Customer	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing (Ireland) (1)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	7	2	5
Hainan (China)	50	50	—
Hebei (China)	7	6	1
JAL (Japan)	10	—	10
JetBlue (USA)	88	64	24
Jetscape (USA)	9	7	2
Kenya Airways (Kenia)	10	10	—
KLM (Netherlands)	24	24	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Áustria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador) (2)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
Undisclosed	—	—	—
Total	578	523	55

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	—	1
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	2	2	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	2	18
Jetscape (USA)	2	2	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordanian)	2	2	—
Trip (Brazil)	1	1	—
Total	166	147	19

EMBRAER 175 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Skywest (USA)	100	—	100
Total	100	—	100

EMBRAER 190 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	15	—	15
ILFC (USA)	25	—	25
ICBC (China)	10	—	10
Hainan (China)	2	—	2
Total	77	0	77

EMBRAER 195 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	10	—	10
Azul (Brazil)	30	—	30
ILFC (USA)	25	—	25
Total	90	0	90

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

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivate instruments, see Note 8 to our consolidated financial statements as of and for the year ended December 31, 2015. See also Note 36 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

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

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of the financing agreement. In the event of a decrease in market value of the underlying asset, we shall bear the difference between the specific guaranteed amount and the actual fair market value. Our exposure is mitigated by the fact that, in order to benefit from the guarantee, the guaranteed party has to maintain the underlying assets in order to meet stringent specific return conditions.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$434.3 million as of December 31, 2015. For further discussion of these off-balance sheet arrangements, see Note 36 to our audited consolidated financial statements.

At December 31, 2015, we had US$245.2 million deposited in an escrow account as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

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

	At December 31,
	2015	2014	2013	2012	2011
	(in US$ millions)
Description
Maximum financial guarantees	375.9	487.6	545.5	374.2	471.6
Maximum residual value guarantees	300.6	307.5	359.9	372.7	542.2
Mutually exclusive exposure (1)	(107.4)	(107.4)	(94.7)	(115.0)	(209.8)
Provisions and liabilities recorded(2)	(134.8)	(156.2)	(155.3)	(114.0)	(121.2)
Off-balance sheet exposure	434.3	531.5	655.4	517.9	682.8
Estimated proceeds from performance guarantees and underlying assets	559.6	725.2	907.8	656.7	896.5

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

As discussed in Note 11 to our audited consolidated financial statements, as of December 31, 2015, 2014, 2013, 2012 and 2011, we maintained escrow deposits in the total amount of US$245.2 million, US$251.7 million, US$261.4 million, US$275.8 million and US$268.4 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

As of December 31, 2011, as a result of our customer American Airlines filing for creditor protection under Chapter 11, we had recorded a provision of US$317.5 million to cover losses estimated in relation to our financial guarantee obligations to the vendor for 216 aircraft (ERJ 135, ERJ 140 and ERJ 145 models). During 2012, until the court approved the proposed bankruptcy terms, we made payments of US$59.7 million as a guarantee advance, which were presented as a reduction (disposals) to the provision established in 2011. The proposal for the restructuring of American Airlines was filed on September 8, 2012 with the court, which approved the conditions proposed in the negotiations. As a result of the approval and formalization of the agreements between the parties, we recognized the assets acquired and the obligations assumed in relation to the operation in the amount of US$149.6 million. The remaining balance for the additional provision for guarantee obligations was US$211.9 million as of December 31, 2012. On November 29, 2013 the U.S. court approved the merger between U.S. Airways and American Airlines and its bankruptcy filing was finalized. Consequently, through this event, our obligation on financial guarantees by AMR’s creditor has been completed and part of the amount paid as advance financial guarantees to such creditor of US$71.4 million was returned to us and the remaining provision of US$111.9 million was reversed against the operating result. The residual value guarantees were finalized along with American Airlines in exchange for concessions from contractual receivables and the amount of US$58.6 million was transferred from provisions to accounts payable in 2013. There was no remaining balance for the additional provision as of December 31, 2015.

Because of a reorganization solicitation (Chapter 11) of the customer Republic Airways Holding, filed on February 25, 2016 with the United States of America, the Company has made a provision of US$ 100.9 million, to cover losses related to obligations with financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by this customer. The management recognized a provision considering its best estimates based on the information contained in the reorganization filing document. See Note 25 to our audited consolidated financial statements for further information.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2015, we accepted 25 aircraft, with a total invoiced value of US$145.81 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 31 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. See Note 36 to our audited consolidated financial statements for further information on our trade-in options.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. See “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees.”

Operating Leases

Where we operate as the lessor under operating leases of aircraft through ECC, we assume a significant part of the risks and benefits of ownership, which are classified as operating leases. Payments made for operating leases are amortized to the statement of income on the straight-line method over the contract period. Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2020. For more information on our operating leases, see Note 36 to our audited consolidated financial statements.

5F. Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2015:

	Total	Less than1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Contractual Obligations
Loans and interest	4,740.1	377.9	983.3	580.3	2,798.6
Pension fund	109.0	10.9	21.8	21.8	54.5
Capital lease obligations	0.1	—	0.1	—	—
Operating leases	38.6	13.7	9.0	10.6	5.3
Recourse and Non Recourse Debt	384.8	10.1	29.5	338.6	6.6
Costumer advances	907.9	748.5	121.9	36.3	1.2
Contribution from suppliers	—	—	—	—	—
Suppliers	1,034.9	1,034.9	—	—	—
Financial Guarantees	293.1	161.5	41.8	17.7	72.1
Other Liabilities	266.0	3.4	120.2	85.8	56.6
Total	7,774.5	2,360.9	1,327.6	1,091.1	2,994.9

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2015. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other liabilities include taxes and payroll charges payable in the total amount of US$151.4 million at December 31, 2015. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

5G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

We are managed by our Board of Directors (Conselho de Administração), composed of 11 members, and our Board of Executive Officers (Diretoria), composed of no less than four and no more than 11 members (each an Executive Officer). We have a permanent Fiscal Council (Conselho Fiscal), which is composed of at least three and no more than five members and an equal number of alternates.

There are no family relationships among the members of our Board of Directors and/or our Board of Executive Officers.

Board of Directors

Our Board of Directors ordinarily meets eight times a year and extraordinarily when called by the Chairman. It has responsibility, among other things, for establishing our general business policies and for electing our Executive Officers and supervising their management.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 15, 2015:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	71	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	51	Member of the Board of Directors	2009
Alexandre Magalhães Filho	63	Member of the Board of Directors	2015
Antonio Franciscangelis Neto	63	Member of the Board of Directors	2013
Cecília Mendes Garcez Siqueira	58	Member of the Board of Directors	2015	(1)
Herbert Claros da Silva	34	Member of the Board of Directors	2015
Israel Vainboim	71	Member of the Board of Directors	2009
João Cox Neto	52	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	52	Member of the Board of Directors	2011
Pedro Wongtschowski	69	Member of the Board of Directors	2015
Samir Zraick	75	Member of the Board of Directors	2006

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

(1)	Cecília Mendes Garcez Siqueira was also a member of this committee from April, 2009 until April, 2011.

Alexandre Magalhães Filho. Mr. Magalhães Filho has a degree in accounting sciences, with a specialization in budget performance. He has been an employee of Embraer since 1986, where he has held the following positions: 1986 to 2008, Budget Supervisor, Assistant Controllership Officer, and Pricing and Economic Planning Manager; 2008 to 2010, Costs Manager. His current position is Tax, Cost and Accounting Procedures Manager, and he is in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho sat on the Fiscal Council of : (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012, being reelected for the period 2015 to 2018; and (iii) Cooperativa dos Empregados da Embraer (Cooperemb) from 2009 to 2011, was elected to the Board of Directors for the 2015-2017 term. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on the Board of Directors of Embraer from 2013 to 2015, and was elected as an acting director for the 2015-2017 term.

Cecília Mendes Garcez Siqueira. Ms. Siqueira holds a degree in education and an MBA in General Business—Top Executives and Pension Plan Management, as well as a master’s degree in business management. She has been an employee of BB since 1979, where she has held the following positions: 1979 to 2002, various positions; 2002 to 2010, Chief Planning Officer, and currently Chief Administrative Officer. Ms. Siqueira served on the Board of Directors of Neoenergia from 2002 to 2005, where she also acted as Coordinator of the HR Committee. From 2005 to 2008, Ms. Siqueira served as Vice Chairman of the Board of Directors of CPFL Energia, where she also acted as Coordinator of the HR Committee. She served as a director of Embraer from 2008 to 2011, where she also sat on the Strategies and Risk Committee. Ms. Siqueira also sat on the Board of Directors of Sauípe S.A. from 2011 to 2013. Ms. Siqueira is an independent member of the Board of Directors of Embraer.

Herbert Claros da Silva. Mr. da Silva works as a mechanical adjuster at the surface treatment area at the head office of Embraer in São José dos Campos.

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

João Cox Neto. Mr. Cox has a degree in economics from the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec in Montréal Quebec, Canada, and the PSC’s Oxford University. Mr. Cox speaks Portuguese, English, French and Spanish. Mr. Cox heads Cox Investments & Advisory, a boutique investment firm providing M&A, financing and consulting services as well as holding interests in private equity funds. He was also a member of the Board of Directors of companies in various countries (Brazil, Argentina, Netherlands and Israel), and acted as advisor for the CRSFN—Appeals Council of the National Financial System, the Board of Directors of ABRASCA (Brazilian Association of Listed Companies) and IBRI (Brazilian Institute of Investor Relations). Mr. Cox serves on the Board of Directors of Estácio de Sá S.A. Since April 1999 he has been deeply involved with the telecommunications industry, in the capacities of President, CEO or vice president. From 2006 to 2010, he served Claro, the second largest mobile operator in Brazil, as President, CEO or Vice-President. From April 1999 to August 2004 he served as Vice-President Finance and Investor Relations of Telemig Celular Participações and Tele Norte Celular Participações, and at the same time was also the CEO of Telemig Celular and Amazonia Celular. In 2005 he served as Vice-Chairman of the Board of Directors of Cellcom, the largest mobile operator in Israel. Mr. Cox maintains ties with the universities where he taught for several years at the undergraduate and graduate levels. Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a member of the Human Resources Committee and the Audit and Risks Committee.

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

Pedro Wongtschowski. Mr. Wongtschowski served as General Manager of Oxiteno S.A. (1992-2006). From January 2007 to December 2012, he served as President of ULTRAPAR Participações S.A. , a public company doing business in the fields of fuel distribution (Ipiranga), LPG distribution (Ultragaz), bulk liquid logistics (Ultracargo), and specialty chemicals manufacturing (Oxiteno). Mr. Wongtschowski is an independent director of Embraer.

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

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•	Strategies Committee: it has no executive power. The primary purpose of the Strategies Committee is to assist the Board of Directors in its functions. The members of our Board of Directors and Board of Executive Officers may serve on this committee. The Strategies Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic plan. The current members of the Strategies Committee are Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Josué Christiano Gomes da Silva and Pedro Wongtschowski.

•	Audit and Risks Committee: See “Item 6C.—Board Practices—Audit and Risks Committee” below.

•	Human Resources Committee: the members are appointed by our Board of Directors. The members of our Board of Directors and Board of Executive Officers may serve on this committee. Its purpose is to assist the Board of Directors in connection with human resources issues which include appointing and removing Executive Officers from office and designating their duties as provided by the bylaws, compensation and human relations policy, transferring of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are João Cox Neto (coordinator), Alexandre Gonçalves da Silva, Cecília Mendes Garcez Siqueira and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

In the event an Executive Officer serves on the Strategies Committee and the Human Resources Committee, he will only be entitled to receive the compensation corresponding to the higher paying position. The Directors appointed to serve on such Committees and on the Audit and Risks Committee may combine the compensation for each position so held.

Executive Officers

Our Executive Officers are responsible for our day-to-day management. The Board of Executive Officers has responsibilities established by our bylaws and by the Board of Directors.

The terms of office for our Executive Officers are two years, with each Executive Officer eligible for reelection.

The vote of at least seven members of our Board of Directors is necessary to remove an Executive Officer.

Our bylaws forbid any Executive Officer from also serving at the same time as a member of our Board of Directors.

Under the rules of the Novo Mercado, our Executive Officers have agreed to comply with the Novo Mercado Listing Rules and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Statement of Consent from the Executive Officers (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current Executive Officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Frederico Pinheiro Fleury Curado	54	President and Chief Executive Officer	2007
Mauro Kern Junior	55	Executive Vice President – Chief Operating Officer	2015
Paulo Cesar de Souza e Silva	60	Executive Vice President – Commercial Aviation	2010
Jackson Medeiros de F. Schneider	51	Executive Vice President – Defense and Security	2014
José Antonio de Almeida Filippo	55	Executive Vice President – Chief Financial and Investor Relations Officer	2012
Marco Tulio Pellegrini	57	Executive Vice President – Executive Aviation	2013
Terena Penteado Rodrigues	42	Executive Vice President – General Counsel	2013

Frederico Pinheiro Fleury Curado. Mr. Curado Mr. Curado has been an Executive Officer of Embraer S.A. since 1995, and President and Chief Executive Officer since 2007. He has a degree in Mechanical Aeronautical Engineering from ITA – Instituto Tecnológico de Aeronáutica and an M.B.A. from the University of São Paulo. Besides his activities at Embraer, he is the Chairman of the Brazilian Chapter of the Brazil-US Business Council, a member of Brazil’s National Council for Industrial Development, a member of Brazil’s Economical and Social Development Council and Vice-Chairman of the International Chamber of Commerce. He is also an independent board member at Transocean Ltd (NYSE:RIG) and at Iochpe-Maxion (BOVESPA:MYPK3). Mr. Curado has been awarded the Medals for Aeronautical Merit and Foreign Relations by the Brazilian Government, and the Medal for Merit by the Brazilian Association of Military Engineering.

Mauro Kern Junior. Since, January 2015, Mr. Kern was appointed Embraer’s Chief Operating Officer. He joined Embraer in 1982 as a Mechanical Systems Engineer and served the company in the following years in several technical and managerial positions. In 1999, Mr. Kern joined the Embraer 170/190 program as its Chief Engineer and Program Manager. In April 2007, he was appointed Embraer’s Executive Vice-President for the Airline Market In April 2011, Mr. Kern was appointed Embraer’s Executive Vice-President for Engineering and Technology. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

Paulo Cesar de Souza e Silva. Mr. Paulo Cesar Silva joined the company in 1997 and spent 13 years focusing and developing Embraer’s Customer Financing strategies. Since April 2010 he is the President & CEO of Embraer Commercial Aviation. As Embraer’s representative at Aviation Working Group, an international industry organization dedicated to developing initiatives to foster and facilitate advanced aviation financing, Mr. Silva contributed to the development and implementation of the Cape Town Treaty and the Aircraft Sector Understanding (ASU), which regulates the terms and conditions for Export Credit Agencies support. Both are key instruments to the airlines gaining access to efficient aircraft financing. He is a member of the Conquistadores Del Cielo and Wings Club. Prior to joining Embraer, Mr. Silva held many executive positions within the international bank industry. He holds a bachelor’s degree in economics from Mackenzie University (Sao Paulo—Brazil) and a MBA in Switzerland.

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

Terena Penteado Rodrigues. Mrs. Rodrigues holds a LL.B. from the University of São Paulo Law School and an LL.M. from the Georgetown University Law Center (Washington, DC). She joined Embraer in 2004 as Legal Advisor, becoming Associate General Counsel for industry/regulatory and later for sales/aftermarket. She became Senior Vice President, General Counsel & Compliance in 2012, and since April 2013 she is the Executive Vice President, General Counsel. Before Embraer, she worked as Senior Legal Counsel at United Technologies Corporation (Hartford, CT), and as an International Associate at Wilmer, Cutler & Pickering (Washington, DC). Mrs. Rodrigues is a member of the New York and Brazilian Bar Associations.

6B. Compensation

Overview

Our Executive Officers, directors and fiscal council members are entitled to fixed compensation. In addition, our Executive Officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2015, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risks Committee, the Fiscal Council and the Executive Officers for services in all capacities was US$11.7 million: US$2.7 million to members of the Board of Directors, US$0.3 million to members of the Fiscal Council and US$8.7 million to the Executive Officers.

For the fiscal year ended December 31, 2015, members of our committees of the Board of Directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.3 million, which is included in the US$11.7 million compensation mentioned above.

In addition, in 2015, we contributed US$0.3 million for the payment of pension benefits to our Executive Officers. Members of our Board of Directors and Fiscal Council do not receive such benefits. The board members, Fiscal Council members and Executive Officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2015, none of the board members, Fiscal Council members or Executive Officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In addition, on December 31, 2015, our Executive Officers owned an aggregate of 260,000 common shares, our board members held 1,303 common shares and our Fiscal Council owned one common share.

For additional information on our executive compensation, see Note 15.3 of our consolidated financial statements as of and for the year ended December 31, 2015.

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

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has the main objective to attract and retain highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company and its shareholders. Participants in the plan will receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares. We will pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the 10 trading sessions preceding the relevant determination date three, four and five years after the grant of the virtual shares, respectively. On February 25, 2014, we approved a total benefit of US$13.0 million under the plan, equivalent to 1,570,698 virtual shares with a fair value of US$6.6 million at December 31, 2015, equivalent to 892,567 virtual shares. On March, 3,2015 we approved the second grant with a total benefit of US$10.4 million under the plan, equivalent to 1,237,090 virtual shares with a fair value of US$ 2.2 million at December 31, 2015, equivalent to 306,094 virtual shares. On March, 10, 2016 we approved the third grant with a total benefit of US$8.5 million under the plan, equivalent to 1,095,720 virtual shares. For more information on this plan, see Note 30.2 of our audited consolidated financial statements for the year ended December 31, 2015.

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

For the 2015, 2014, 2013, 2012 and 2011 fiscal years, we distributed US$37.9 million, US$47.8 million, US$57.2 million, US$36.1 million and US$33.4 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were US$22.0 million, US$28.4 million, US$29.1 million, US$27.4 million and US$28.4 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

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

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded was US$57 million on December 31, 2012 and US$68.5 million on December 31, 2013, US$36.8 million on December 31, 2014 and US$22.5 million on December 31, 2015. As of December 31, 2011, we had recorded no provision.

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this plan. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies. The provision recorded was US$4.4 million on December 31, 2012 and US$2.5 million on December 31, 2013, US$4.4 million on December 31, 2014 and US$4.3 million on December 31, 2015.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

D&O Insurance

We maintain directors’ and officers’ liability insurance in an amount of US$100 million. This insurance covers liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely due to his or her serving in such capacity.

6C. Board Practices

Our Board of Directors is appointed for a two-year term. See “Item 6A.—Directors and Senior Management—Board of Directors.”

The Executive Officers are elected by the Board of Directors. Our current Executive Officers were elected on April 15, 2015, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in April 2017 to approve our financial statements for the fiscal year ended December 31, 2016.

The members of our Board of Directors and our Executive Officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our Board of Directors is necessary to remove an Executive Officer. See “Item 6A.—Directors and Senior Management—Executive Officers.”

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

Audit and Risks Committee

Our Audit and Risks Committee may have up to five independent members and has no executive power. The primary purpose of the Audit and Risks Committee is to assist the Board of Directors in its functions. The members of our Board of Directors may serve on the committee. The Audit and Risks Committee’s responsibilities include validation and submission to the Board of Directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors and monitoring the quality and integrity of internal controls and financial statements. Embraer’s statutory “Audit and Risks Committee” is currently composed of four independent members of our Board of Directors. Because foreign private issuers are subject to local legislation which may prohibit the full Board of Directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit and Risks Committee, unlike a U.S. audit committee, only has an “advisory” role and may only make recommendations for adoption by the full Board of Directors, which is responsible for the ultimate vote and final decision. For example, our Audit and Risks Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote of the Board of Directors. Our Audit and Risks Committee complies with Brazilian legal requirements (including for “independent directors,” as defined by Brazilian law).

Set forth below are the names, ages, position and the year first elected of the members of our Audit and Risks Committee appointed at our Board of Directors’ meeting held on April 15, 2015.

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	51	Coordinator and Effective member	2011
Israel Vainboim	71	Effective member	2011
Samir Zraick	75	Effective member	2011
João Cox Neto	52	Effective member	2015	(1)

Fiscal Council (Conselho Fiscal)

Under the Brazilian Corporate Law, the Fiscal Council is a corporate body independent of management and a company’s external auditors. The Fiscal Council has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory Audit and Risks Committee, established in accordance with the Novo Mercado Listing Rules, will serve as our equivalent of a U.S. audit committee. See “Item 6A.—Directors and Senior Management— Committees.”

Under the Brazilian Corporate Law, the Fiscal Council may not contain members who are members of the Board of Directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Fiscal Council members receive a remuneration of at least 10% of the average amount paid to each Executive Officer. The Brazilian Corporate Law requires a Fiscal Council to be composed of a minimum of three and a maximum of five members and their respective alternates. Under the rules of the Novo Mercado, the members of the Fiscal Council have agreed to comply with the Novo Mercado Listing Rules and to the rules of the São Paulo Stock Exchange Arbitration Chamber before taking office and for such purpose have executed a Statement of Consent from the Fiscal Council.

(1)	João Cox Neto was also a member of this committee from April, 2011 until April, 2013.

Our Fiscal Council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Fiscal Council and respective alternates, elected at our annual shareholders’ meeting held on April 15, 2015.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	53	Effective member	2008
Tarcísio Luiz Silva Fontenele	53	Alternate	2001
José Mauro Laxe Vilela	68	Effective member	2011
Wanderley Fernandes da Silva	42	Alternate	2011
Taiki Hirashima	75	Effective member	2004
Carla Alessandra Trematore	40	Alternate	2013
Danielle Pinho Soares Alcântara Crema (2)	37	Effective member	2015
Marcus Pereira Aucélio	49	Alternate	2013
Sandro Kohler Marcondes	51	Effective member	2015
José Pedro da Broi	57	Alternate	2014

(1)	President of the Fiscal Council
(2)	Vice-President of the Fiscal Council

6D. Employees

The table below sets forth the number of our employees by category as of the dates indicated, and includes the employees of our consolidated joint ventures and subsidiaries OGMA, HEAI, ECTS, EZ Air, AST (EUA), Atech, Bradar, Harpia, Visiona and Savis:

	At December 31,
	2015	2014	2013	2012	2011
Production Process	7,803	6,945	6,628	6,558	6,950
Research and Development	6,069	5,948	5,914	5,245	4,463
Customer Support	3,846	3,797	3,737	3,269	3,035
Administrative – Production Support	2,115	2,006	2,067	2,367	2,218
Administrative – Corporate	3,217	3,605	3,302	2,711	2,600

Total	23,050	22,301	21,648	20,150	19,266

Approximately 76.7 % of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos. A small percentage of our employees belong to one of two labor unions: the Sindicato dos Metalúrgicos (Union of Metallurgical Workers) and the Sindicato dos Engenheiros do Estado de São Paulo (Union of Engineers of the State of São Paulo). Overall, union membership as a percentage of total workforce has declined significantly in past years. At December 31, 2000, approximately 74.1% of our employees were not affiliated with any unions, compared to 92.8% at December 31, 2015. We believe that relations with our employees are good.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E. Share Ownership

At December 31, 2015, our board members and Executive Officers owned an aggregate of 261,303 of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares.

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

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31, 2015:

	Common Shares
	Shares	(%)
Oppenheimer Funds(1)	96,611,874	13.05
Brandes Investment Partners, L.P.(2)	51,065,566	6.90
Baillie Gifford & Co.(3)	50,923,552	6.88
BNDES Participações S.A.BNDESPAR(4)	39,762,489	5.37
União Federal/Brazilian federal government(5)	1	0.00
Shares in company treasury	3,513,742	0.47
Others	498,587,820	67.33

Total	740,465,044	100.00

(1)	Oppenheimer Funds is one of the largest asset management companies in the United States, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and sub-advisory investment-management services.
(2)	Brandes Investment Partners, L.P. is a 100% employee-owned independent investment advisory firm founded and co-owned by Charles Howard Brandes. The firm manages the Brandes series of mutual funds in addition to other funds and caters to individual and institutions.
(3)	Baillie Gifford & Co., also known as Baillie Gifford International, L.L.C., is an Edinburgh, Scotland-based independent investment management firm. The firm is 100% owned by its senior partners. The firm manages the Baillie Gifford series of funds in addition to other funds and caters to individuals and institutions.
(4)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(5)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4B. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On December 31, 2015, we had approximately 48,000 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2015, an aggregate of 107,265,942 common shares in the form of ADSs were held by 143 record holders, including DTC in the United States.

7B. Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian federal government veto rights over certain military-related programs and corporate actions (such as transfers of control and changes in our name, logo and corporate purposes). See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of February 28, 2016, in addition to the “golden share,” the Brazilian federal government owned an indirect 5.4% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, for the purposes of this Form 20-F’s disclosure requirements, we consider transactions between Embraer and the Brazilian federal government or its agencies as falling within the definition of “related party transactions.”

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

A Major Customer (Brazilian Federal Government)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2015, the Brazilian federal government, principally through the Brazilian Air Force, accounted for 59.0% or US$479.3 million of the revenue of our Defense & Security segment. In addition, as of December 31, 2015, the Brazilian Air Force owed us US$ 350.4 million in trade account receivables and had a credit against us of US$ 143.6 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4C. Information on the Company—Business Overview—Defense & Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian Federal Government. As of December 31, 2015, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$475.9 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2015 had a total outstanding balance of US$61.5 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2015, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$320.9 million, which is recorded as a non-current liability on our statement of financial position. In addition, we maintained outstanding Export Credit Notes with Banco do Brasil in the total amount of US$76.9 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Caixa Econômica Federal

Caixa Econômica Federal is a state-owned bank controlled by the Brazilian federal government. As of December 31, 2015, we maintained outstanding Export Credit Notes with Caixa Econômica Federal in the total amount of US$25.6 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Caixa Econômica Federal, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

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

A Service Provider (Banco do Brasil)

At December 31, 2015, we maintained cash and cash equivalents of US$139.0 million with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$320.9 million in cash and cash equivalents, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades. These services include maintaining our checking account and managing exclusive investment funds in which we are the sole investor.

7C. Interests of Experts and Counsel

Not applicable.

ITEM  8. FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. See Note 23 and Note 26 of our audited consolidated financial statements for a further discussion of our labor lawsuits.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of such taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2015, there was a US$48 million provision recorded as a liability (taxes and payroll charges) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. See Note 23 and Note 26 of our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ Investigation.

In September, 2010, we received a subpoena from the Securities and Exchange Commission, or SEC, and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, we retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, we voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuous and we will continue to cooperate with the governmental authorities, as circumstances may require. We have begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. A resolution of the U.S. government inquiries, and related inquiries, proceedings and developments in other countries would result in fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. Based upon the opinion of its outside counsel, we believe that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. We will continue to promote enhancements and update its compliance program.

Other Proceedings. In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 23 and Note 26 of our audited financial statements.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$3.1 million, which was equal to 0.002% of our paid-in capital at December 31, 2015.

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

At December 31, 2015, unappropriated retained earnings of R$3,549.3 million (equivalent to US$2,224.7 million) were recorded in our statutory parent company books under IFRS. At December 31, 2015, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

For further dividends information, see Note 29 to our audited consolidated financial statements.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our bylaws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company, such as Embraer, to suspend the mandatory distribution of dividends if the Board of Directors and report of the fiscal council to the shareholders’ meeting indicate that the distribution would be inadvisable in view of Embraer’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the Board of Directors shall file a justification for such suspension with the CVM. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under IFRS for the relevant fiscal year. Brazilian companies like us are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed in lieu of dividends as part of the mandatory distributable amount. Such payments of interest on shareholders’ equity are treated as a tax-deductible expense for Brazilian income and social contribution tax purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments) in respect of its shares, after which the amount of the unclaimed dividends reverts to us.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions) (1)
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	15.0
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12 ,2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)	Full year of 2013	49.0	20.9
March 11, 2014(2)	First quarter of 2014	36.6	16.2
June 10, 2014(2)	Second quarter of 2014	36.7	16.7
September 11, 2014(2)	Third quarter of 2014	36.7	14.9
December 4, 2014(2)(6)	Fourth quarter of 2014	88.2	33.1
April 15, 2015(3)	Full year of 2014	16.1	6.1
March 03, 2015(2)	First quarter of 2015	29.4	9.2
June 11, 2015(2)	Second quarter of 2015	29.4	9.5
August 06, 2015(2)	Third quarter of 2015	29.4	8.3
December 10, 2015(2) (7)	Fourth quarter of 2015	29.5	7.5

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.
(7)	Amount declared in 2015 but paid in 2016.

In 2015, we distributed US$34.5 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2015. No dividends were approved for 2015. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated during the first half of 2015, the third quarter of 2015 and the fourth quarter of 2015 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

8B. Significant Changes

No significant changes or events have occurred after the close of the statement of financial position date at December 31, 2015, other than the events already described in this annual report, including the provisions relating to Republic’s Chapter 11 filing.

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

	Price in U.S. dollars per ADS
	High	Low
2010
Year	31.25	20.01
2011
Year	35.27	21.40
2012
Year	35.29	23.06
2013
First quarter	35.67	26.80
Second quarter	38.58	32.35
Third quarter	39.22	31.74
Fourth quarter	35.33	29.36
Year	39.22	26.80
2014
First quarter	36.48	29.86
Second quarter	37.80	33.59
Third quarter	39.97	36.87
Fourth quarter	39.21	34.33
Year	39.97	29.86
2015
First quarter	37.04	30.20
Second quarter	32.65	29.65
Third quarter	30.90	24.22
Fourth quarter	31.99	25.53
Year	37.04	24.22
Month ended:
October 31, 2015	29.37	25.53
November 30, 2015	31.80	28.92
December 31, 2015	31.99	28.56
January 31, 2016	29.33	25.79
February 29, 2016	30.34	27.37

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2011
Year-end	14.30	8.54
2012
Year	16.53	11.74
2013
First quarter	18.00	13.77
Second quarter	21.25	16.01
Third quarter	21.70	17.82
Fourth quarter	19.05	16.35
Year	21.70	13.77
2014
First quarter	21.15	18.27
Second quarter	21.07	18.62
Third quarter	24.15	20.44
Fourth quarter	25.26	21.10
Year	25.26	18.27
2015
First quarter	26.26	21.23
Second quarter	25.20	22.45
Third quarter	26.42	21.78
Fourth quarter	30.40	25.08
Year	30.40	21.23
Month ended:
October 31, 2015	28.28	25.08
November 30, 2015	30.40	27.39
December 31, 2015	30.19	28.40
January 31, 2016	29.32	26.90
February 29, 2016	30.20	27.26

On March 24, 2016, the closing sale price for our common shares on the São Paulo Stock Exchange was R$23.66, which is equivalent to US$25.61 per ADS. On the same date, the closing sale price for our ADSs on the NYSE was US$25.56. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% and 15%, respectively, in relation to the closing value of the index registered in the previous trading session.

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$1.91 trillion, equivalent to US$0.49 trillion at December 31, 2015. In comparison, the NYSE had a market capitalization of approximately US$ 17.8 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At December 31, 2015, we accounted for approximately 1.2 % of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2015, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 41.44% of the total market capitalization of all listed companies.

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

We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange.

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

Corporate Purpose

We are corporation duly incorporated with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and the Brazilian Corporate Law. Our corporate purpose, as stated in our bylaws, is to (1) design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality, (2) perform and carry out technical activities related to the manufacturing and servicing of aerospace materials, (3) contribute to the training of technical personnel as necessary for the aerospace industry, (4) engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefore, (5) design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform and carry out technical activities related to such manufacturing and maintenance activities, according to the highest standards of technology and quality, and (6) perform other technological, manufacturing and trade activities and services related to the defense, security and energy industries.

Description of Capital Stock

General

As of December 31, 2015, our capital stock consisted of a total of 740,465,044 common shares, without par value, including 3,513,740 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,000 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

On March 10, 2016, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016.

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

This limitation on the voting rights of certain holders of common shares is illustrated in the following table:

Equity Interest of Shareholder or Group of Shareholders	Voting Rights as a Percentage of our Capital Stock
1%	1%
2%	2%
3%	3%
4%	4%
5%	5%
>5%	5%

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

For purposes of our bylaws, the following are considered to be “Brazilian shareholders”:

•	Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

•	legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (a) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (b) of this item, and (b) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and

•	investment funds or clubs organized under the laws of Brazil that have their administrative head office in Brazil and whose managers and/or investors holding the majority of their equity interests are persons/entities referred to above.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	20	5	5.0		8.57	0.25
Brazilian B	5	5	5.0		8.57	1.00
Brazilian C	5	5	5.0		8.57	1.00
Brazilian D	5	5	5.0		8.57	1.00
Brazilian E	5	5	5.0		8.57	1.00
Brazilian F	5	5	5.0		8.57	1.00
Brazilian G	5	5	5.0		8.57	1.00

Total Brazilians	50	35	35.0		59.99	1.00
Non-Brazilians(1)	50	50	23.3	(2)	40.00	0.47

Total	100	85	58.3	(2)	100.00	0.58

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	5	5	5.0		10.0	1.00
Brazilian B	5	5	5.0		10.0	1.00
Brazilian C	5	5	5.0		10.0	1.00
Brazilian D	5	5	5.0		10.0	1.00
Brazilian E	5	5	5.0		10.0	1.00
Brazilian F	5	5	5.0		10.0	1.00

Total Brazilians	30	30	30.0		60.0	1.00
Non-Brazilians A	30	5	2.2	(2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8	(2)	35.6	0.44

Total	100	75	50.0		100.0	0.50

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	30	5	5.0		12	0.17
Brazilian B	25	5	5.0		12	0.20
Brazilian C	5	5	5.0		12	1.00
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00

Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100	0.42

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

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

The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholder’s equity attributable to his equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all voting shares outstanding authorize us to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such other company, known as a merger of shares;

•	acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;

•	participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or

•	conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

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

10C.  Material Contracts

None.

10D.  Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled or headquartered outside Brazil. However, the registration of such investment with the Brazilian Central Bank is required and the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation.

Pursuant to Brazilian law, investors may invest in common shares under Resolution No. 4,373, of September 29, 2014, issued by the Brazilian Monetary Council ( CVM ), governmental authority responsible for formulating the Brazilian monetary and credit policies. The rules of Resolution No. 4,373 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to the Resolution No. 4,373, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions related to the foreign investment; (2) provide all required information that shall be sent by the representative to CVM through CVM’s website; (3) be registered as a foreign investor with the CVM and the Brazilian tax authorities; and (4) register the foreign investment with the Brazilian Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading for these investors is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Under Resolution No. 4,373, foreign investors registered with the CVM may buy and sell securities on Brazilian stock exchanges or organized over-the-counter markets without obtaining a separate certificate of registration for each transaction. Investors under these regulations are also generally entitled to favorable tax treatment.

Annex II to Resolution No. 4,373 provides for the issuance of depositary receipts in foreign markets in respect of Brazilian issuers’ securities.

In connection with the equity offerings of our common shares, an electronic registration was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Brazilian Central Bank Information System-SISBACEN. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil, to the holder of ADSs. In the event that a holder of ADSs exchanges such ADSs for common shares, the custodian must update the registry of the investment with the Brazilian Central Bank within five business days after the exchange. In order to receive the common shares the investor must have a registration with the Brazilian Central Bank and the CVM pursuant to Resolution 4,373. Until such registration has been obtained, the holder will not be able to receive the common shares.

In addition, if the foreign investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 4,373, the investor will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

See “Item 3D. Key Information—Risk Factors—Risks Relating to our Common Shares and ADSs—If holders of ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.”

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian federal income tax considerations applicable to any particular holder. It is based on the tax laws of Brazil as in effect on the date of this report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult his own tax advisor about the particular Brazilian federal income tax consequences of an investment in our common shares or ADSs.

Taxation of Dividends . Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to income withholding tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.

In this context, it should be noted that Law No. 11,638 dated December 28, 2007 significantly altered the Brazilian corporate law in order to align the generally accepted Brazilian accounting standards more closely with the International Financial Reporting Standards (“IFRS”). Nonetheless, Law No. 11,941 dated May 27, 2009 introduced the Transitory Tax Regime (“RTT”) in order to render neutral, from a tax perspective, all of the changes provided by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as in force on December 31, 2007.

Profits determined pursuant to Law 11,638/07 (“IFRS Profits”) may differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007 (“2007 Profits”).

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established that legal entities should observe the accounting methods and criteria in force on December 31, 2007, or 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”) should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (i) 15% withholding income tax (“WHT”), in case of case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdiction (as defined below), and (ii) 25% WHT, in case of beneficiaries domiciled in Low or Nil Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or the New Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (i) Excess Dividends related to profits assessed from 2008 to 2013 will be exempt; (ii) potential disputes remain concerning the Excess Dividends related to 2014 profits, unless our company voluntarily elects to apply the New Tax Regime in 2014; and (iii) as of 2015, once the New Tax Regime is mandatory and has completely replaced the RTT, dividends should be considered fully exempt.

Taxation of Gains . According to Law No. 10,833, enacted on December 29, 2003,capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs can vary depending on the domicile of the Non-Brazilian holder, the form by which such Non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15% or 25%, in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such taxation is not applicable in case of Non-Brazilian Holders registered under Resolution No. 4,373 (“4,373 Holder”) that are not Tax Haven Holdersand is not resident in a Low or Nil Tax Jurisdiction (as defined below). The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•	are exempt from income tax when assessed by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident in a Low or Nil Tax Jurisdiction (as defined below); or

•	are subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder and/or or (ii) is a 4,373 Holder resident in a Low or Nil Tax Jurisdiction (as defined below). In these cases, a withholding income tax of 0.005% on the sale value shall be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on Brazilian stock exchanges are subject to income tax at a rate of 15%, except for a resident of a Low or Nil Tax Jurisdiction (as defined below) , which, in this case, is subject to income tax at a rate of 25%. In case the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount effectively received by the Non-Brazilian Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from sale or exchange of common shares not carried out in a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a general rule, the gains realized as a result of a disposition transaction of common shares or ADSs are determined by the difference between the amount realized on the sale or exchange of the shares or ADSs and their acquisition cost.

There can be no assurance that the current preferential treatment for Non-Brazilian holder of ADSs and 4,373 Holder of preferred shares will continue.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to our common shares or the ADSs by a Non-Brazilian Holder of common shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of these shares.

Taxation on Interest on Shareholders’ Equity . (see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy”).

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions. Such interest are calculated by reference to the TJLP as determined by the Central Bank from time to time and, for tax purposes, cannot exceed the greater of:

•	50% of net income (after the social contribution on net profits but before taking such distribution and the provision for corporate income tax into account) related to the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

The Brazilian Corporate Law establishes that interest attributed to shareholders’ equity in respect of the common shares paid to shareholders who are Non-Brazilian holders, including Non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, 25% in case of a resident of a Low or Nil Tax Jurisdiction (as defined below) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a Non-Brazilian holder. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest on shareholders’ equity are deductible for corporate income tax and social contribution on profits purposes, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Taxation Jurisdictions. On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. On December 12, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose), which will probably result in an amendment to the list provided under Normative Ruling No. 1,037. However, please note that Rule 488 does not apply to 4,373 Holders.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments of interest on shareholders’ equity.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037,Rule 488. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to WHT levied on payments made to a Non-Brazilian Holder, the WHT applicable to such payments could be assessed at a rate up to 25.0%.

Taxation on Foreign Exchange Transactions (“IOF/Exchange”). Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%.

However, currency exchange transactions carried out for the inflow of resources into Brazil by a 4,373 Holder are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares.

In any case, the Brazilian federal government may increase the rate at any time, up to 25.0%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities (“IOF/Bonds”). Pursuant to Decree 6,306/07the IOF/Bonds may be imposed on any transactions involving bonds and securities, even if the transactions are carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently zero. In particular, the IOF/Bond also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian federal government may increase the rate of the IOF/Bonds at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes . There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Brazilian Holder. Gift and inheritance taxes, however, may be levied by some states of Brazil on gifts made or inheritances bestowed by Non-Brazilian Holders to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder, including, gift, estate, alternative minimum and Medicare contribution tax consequences, or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

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

This discussion is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Shareholders are urged to consult their own independent tax advisors concerning the U.S. federal income tax consequences of the ownership of Embraer common shares and ADSs in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that we are not a controlled foreign corporation or a passive foreign investment company, or PFIC, in either case, for U.S. federal income tax purposes.

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

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend, to the extent paid out of current or accumulated earnings and profits of Embraer as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received or accrued by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain. Because we do not expect to maintain earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will be treated as a dividend for U.S. federal income tax purposes.

Dividends paid by Embraer will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any cash distribution paid in reais will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of the reais calculated by reference to the exchange rate in effect on the date the dividend is received or accrued by the U.S. Holder, in the case of Embraer common shares, and by the depositary, in the case of ADSs, regardless of whether the reais are converted into U.S. dollars. If the reais received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss for U.S. federal income tax purposes.

Subject to the discussion above regarding concerns expressed by the U.S. Treasury and a number of other complex limitations and conditions, a U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes. Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (1) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States and (2) Embraer was not in the year prior to the year in which the dividend was paid (with respect to a U.S. Holder that held Embraer common shares or ADSs), and is not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2015 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2016 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding in the courts or the IRS, no assurances can be provided that Embraer [(or its predecessor)] will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

Sale, Exchange or Other Taxable Disposition of Embraer Common Shares or ADSs

A U.S. Holder will recognize a taxable gain or loss on any sale, exchange or other taxable disposition of Embraer common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Embraer common shares or ADSs. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Embraer common shares or ADSs have a holding period of more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

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

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of its stock, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. Currently, a U.S. Holder who owns common shares or ADSs in any year that Embraer is a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621 to report such holdings. In addition, as discussed above, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was or currently is a PFIC, and does not expect to become a PFIC for subsequent taxable years.

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

Our short and long-term debt obligations totaled US$3,530.5 million at December 31, 2015 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$2,700.7 million), approximately US$2,420.8 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to LIBOR. Of our US$807.6 million Brazilian real-denominated debt at December 31, 2015, US$22.5 million bears interest at a variable rate based on the TJLP, and US$785.1 million bears interest at a fixed rate of 5.78% per annum. The TJLP was 7.0% per annum at December 31, 2015. Our Euro-denominated debt totaled US$22.2 million at fixed rate at December 31, 2015.

The table below provides information about our short-term debt obligations as of December 31, 2015 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2015 (1)	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.58	27.4	27.4
U.S. dollars (LIBOR indexed)	2.36	8.3	8.3
Euro (fixed rate)	1.79	6.9	6.9
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	5.60	168.1	168.1
Reais (CDI indexed)	—	—	—
Reais (TJLP indexed)	7.58	8.6	8.6

Total short-term debt		219.3	219.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

The table below provides information about our long-term debt obligations as of December 31, 2015 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2015(1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and there-after	Total Fair Value
Long-Term Debt	(%)
U.S. dollars (fixed rate)	5.58	2,393.2	245.3	0.4	0.3	160.5	1986.7	2545.5
U.S. dollars (LIBOR indexed)	2.36	271,7	2.0	2.0	20.1	2.1	245.5	271.7
Euro (fixed rate)	1.79	15.3	3.0	9.7	1.3	1.3	—	15.3
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	5.60	617,0	165.6	229.0	78.5	64.0	79.9	617.0
Reais (CDI indexed)	—	—	—	—	—	—	—	—
Reais (TJLP indexed)	7.58	13,9	8.6	3.5	0.5	0.5	0.8	13.9

Total long-term debt		3,311.1	424.5	244.6	100.7	228.4	2,312.9	3,463.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$605.6 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations and convert US$3.8 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2015, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2015(1)	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.58	27.8	27.8
U.S. dollars (LIBOR indexed)	2.37	7.9	7.9
Euro (fixed rate)	1.79	6.9	6.9
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	8.89	29.4	29.4
Reais (CDI indexed)	5.67	138.7	138.7
Reais (TJLP indexed)	7.58	8.6	8.6

Total short-term debt		219.3	219.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

The table below provides information about our long-term debt obligations as of December 31, 2015, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2015(1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and thereafter	Total Fair Value
Long-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.58	2,396.6	245.7	0.8	0.8	161.0	1,988.3	2,548.9
U.S. dollars (LIBOR indexed)	2.37	268.3	1.6	1.6	19.6	1.6	243.9	268.3
Euro (fixed rate)	1.79	15.3	3.0	9.7	1.3	1.3	—	15.3
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	8.89	150.1	40.6	104.4	5.1	—	—	150.1
Reais (CDI indexed)	5.67	466.9	125.0	124.6	73.4	64.0	79.9	466.9
Reais (TJLP indexed)	7.58	13.9	8.6	3.5	0.5	0.5	0.8	13.9

Total long-term debt		3,311.1	424.5	244.6	100.7	228.4	2,312.9	3,463.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2015.

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

Our cash flow exposure comes as a result of the fact that approximately 8.0% of our net revenues and 15.0% of our total costs are denominated in reais. Having more real denominated costs than revenues generates such exposure. For further information on our hedges and derivate instruments, see Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2015.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2015, as well as the derivative transactions outstanding at the same date:

		Financial instruments indexed to currencies other than the U.S. dollar
		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2016	2017	2018	2019	2020	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	1,015.9	1,015.9	—	—	—	—	—	1,015.9
In Euro	16.0	16.0	—	—	—	—	—	16.0
In Other Currencies	91.0	91.0	—	—	—	—	—	91.0
Trade accounts receivable
In Reais	65.8	65.8	—	—	—	—	—	65.8
In Euro	98.7	98.7	—	—	—	—	—	98.7
In Other Currencies	1.1	1.1	—	—	—	—	—	1.1
Deferred income tax assets
In Reais	—	—	—	—	—	—	—	—
In Euro	13.1	1.2	1.2	1.2	1.1	1.2	7.2	13.1
In Other Currencies	4.3	0.4	0.4	0.4	0.4	0.4	2.3	4.3

	Financial instruments indexed to currencies other than the U.S. dollar
		Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2016	2017	2018	2019	2020	Thereafter	Total Fair Value
	(in US$ millions)
Other assets
In Reais	251.7	141.9	109.8	—	—	—	—	251.7
In Euro	20.1	10.4	9.7	—	—	—	—	20.1
In Other Currencies	3.4	3.4	—	—	—	—	—	3.4
Total assets in Reais	1,333.4	1,223.6	109.8	—	—	—	—	1,333.4
Total assets in Euro	147.9	126.3	10.9	1.2	1.1	1.2	7.2	147.9
Total assets in Other Currencies	99.8	95.9	0.4	0.4	0.4	0.4	2.3	99.8
LIABILITIES
Loans
In Reais	807.6	176.7	174.2	232.5	79.0	64.4	80.8	807.6
In Euro	22.2	6.9	3.0	9.7	1.3	1.3	—	22.2
In Other Currencies	—	—	—	—	—	—	—	—
Accounts payable to suppliers
In Reais	83.9	83.9	—	—	—	—	—	83.9
In Euro	102.3	102.3	—	—	—	—	—	102.3
In Other Currencies	5.9	5.9	—	—	—	—	—	5.9
Customer advances
In Reais	203.7	203.7	—	—	—	—	—	203.7
Other accounts payable & accrued liabilities
In Reais	341.5	246.9	94.6	—	—	—	—	341.5
In Euro	48.8	31.5	17.3	—	—	—	—	48.8
In Other Currencies	4.7	4.5	0.2	—	—	—	—	4.7
Taxes and payroll charges payable
In Reais	166.0	84.5	24.5	16.6	9.0	5.6	25.8	166.0
In Euro	5.8	5.8	—	—	—	—	—	5.8
In Other Currencies	0.2	0.2	—	—	—	—	—	0.2
Accrued taxes on income
In Reais	53.8	53.8	—	—	—	—	—	53.8
In Euro	9.9	9.9	—	—	—	—	—	9.9
In Other Currencies	3.0	3.0	—	—	—	—	—	3.0
Deferred income tax liabilities
In Reais	1,528.5	138.7	138.4	138.4	131.1	141.4	840.5	1,528.5
In Euro	10.7	1.0	1.0	1.0	0.9	1.0	5.8	10.7
In Other Currencies	2.4	0.2	0.2	0.2	0.2	0.2	1.4	2.4
Accrued dividends
In Reais	2.7	2.7	—	—	—	—	—	2.7
Contingencies
In Reais	28.8	9.9	1.8	1.8	1.8	1.8	11.7	28.8
In Euro	7.7	0.1	0.7	0.7	0.7	0.7	4.8	7.7
Total liabilities in Reais	3,216.5	1,000.8	433.5	389.3	220.9	213.2	958.8	3,216.5
Total liabilities in Euro	207.4	157.5	22.0	11.4	2.9	3.0	10.6	207.4
Total liabilities in Other Currencies	16.2	13.8	0.4	0.2	0.2	0.2	1.4	16.2
Total exposure in Reais	(1,883.1)	222.8	(323.7)	(389.3)	(220.9)	(213.2)	(958.8)	(1,883.1)
Total exposure in Euro	(59.5)	(31.2)	(11.1)	(10.2)	(1.8)	(1.8)	(3.4)	(59.5)
Total exposure in Other Currencies	83.6	82.1	—	0.2	0.2	0.2	0.9	83.6

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Shares

Depositary Fees and Charges

The depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect to share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities, and (ii) each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be) plus any additional fees charged by any governmental authorities or other institutions such as the Companhia Brasileira de Liquidação e Custódia (the Brazilian Clearing and Depositary Corporation) or the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the stock exchange on which the shares are registered for trading. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by ADS Holders, by any party depositing or withdrawing shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs pursuant to section 10 of the deposit agreement, whichever is applicable:

•	a fee of $.02 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of U.S.$1.50 per ADS or ADSs or transfers made pursuant to section 3 of the deposit agreement;

•	a fee for the distribution or sale of securities pursuant to section 10 of the deposit agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs, referred to above which would have been charged as a result of the deposit of such securities (for purposes of section 7 of the deposit agreement treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to ADS holders entitled thereto;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our common shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	an aggregate fee of U.S.$.02 per ADS per calendar year (or portion thereof) for the services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendary year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducing such charge from one or more cash dividends or other cash distributions); and

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except:

•	stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares);

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities (which are payable by such persons or holders);

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities; there are no such fees in respect of the shares as of the date of the deposit agreement); and

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion, JPMorgan and/or its agent may act as principal for such conversion of foreign currency.

Such charges may at any time and from time to time be changed by agreement between us and the depositary.

Depositary Payments for the Year December 31, 2015

In 2015, JPMorgan Chase Bank paid US$ 2.4 million in connection with investor relations related expenses of Embraer incurred in 2015 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Frederico Pinheiro Fleury Curado, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2014 and 2015:

Principal accountant fees and services	Year ended December 31,
	2015	2014
	(in US$ thousands)
Audit Fees	2,511.0	2,873.0
Audit-Related Fees	106.0	61.0
Tax Fees	33.0	37.0

All Other Fees	0	2.0

Total	2,650.0	2,973.0

Audit Fees

Audit fees consisted of the aggregate fees in connection with (1) the audit of annual financial statements and quarterly limited reviews under Brazilian GAAP and IFRS as issued by the IASB, which are published in Brazil and United States (filed with the SEC on Form 6-K), (2) annual consolidated financial statements under IFRS as issued by the IASB, (3) statutory audits of subsidiaries and (4) issuance of comfort letter related to the Company’s issuance of Notes in 2015.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to the Company and some of our subsidiaries related to documents filed with regulatory and government agencies.

Tax Fees

Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.

All Other Fees

All other fees consisted refer to miscellaneous permitted services rendered in 2014 for some subsidiaries.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit and audit-related services provided by KPMG Auditores Independentes. Any services provided by KPMG Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2015, 2014, 2013, and 2012 none of the fees paid to KPMG Auditores Independentes and in 2011 to PricewaterhouseCoopers Auditores Independentes, were approved pursuant to the de minimis exception.

ITEM 16.D EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.E PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 10, 2016, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016.

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

With the exception of Mr. Antonio Franciscangelis Neto (the representative of the Brazilian federal government, through the government’s ownership of the “golden share”), Mr. Alexandre Magalhães Filho and Herbert Claros da Silva (both representatives of our employees), all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Listing Rules. Our Directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Listing Rules.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (1) is composed of a minimum of three independent directors who are all financially literate, (2) complies with the SEC rules regarding audit committees for listed companies, (3) has at least one member who has accounting or financial management expertise and (4) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. We have an Audit and Risks Committee which meets the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. We do not claim an exemption from the listing standards for audit committees.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or Executive Officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B Code of Ethics.” We review our Code of Ethics every two years. The last version of the Code of Ethics was the 4th Edition reviewed on September 11, 2014.

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

Our audited consolidated financial statements, together with the report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Annual and Special Shareholders’ Meeting held on March 8, 2013, incorporated herein by reference from Form 6-K furnished on March 11, 2013. (English translation).

2.1	Form of Amended and Restated Deposit Agreement, as amended, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, dated September 11, 2014.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

15.1	Consent of KPMG Auditores Independentes.

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

Date: March 28, 2016

Embraer S.A.

Consolidated Financial Statements at

December 31, 2015

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statements of financial position of Embraer S.A. and subsidiaries (“the Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited Embraer S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Embraer S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Embraer S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) ..

/s/ KPMG Auditores Independentes

São José dos Campos, Brazil

March 28, 2016

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2015 and 2014

In millions of dollars

ASSETS	Note	12.31.2015	12.31.2014
CURRENT
Cash and cash equivalents	5	2,165.5	1,713.0
Financial investments	6	622.6	710.6
Trade accounts receivable, net	7	781.9	696.9
Derivative financial instruments	8	5.2	5.2
Customer and commercial financing	9	10.8	13.6
Collateralized accounts receivable	10	91.4	9.0
Inventories	12	2,314.6	2,405.3
Income tax and social contribution		130.2	89.2
Other assets	13	289.4	167.9

		6,411.6	5,810.7

NON-CURRENT
Financial investments	6	749.6	45.8
Trade accounts receivable	7	1.5	6.9
Derivative financial instruments	8	9.2	12.7
Customer and commercial financing	9	45.4	55.0
Collateralized accounts receivable	10	316.6	416.6
Guarantee deposits	11	577.3	582.0
Deferred income tax and social contribution	24.1	4.5	8.1
Other assets	13	119.8	186.1

		1,823.9	1,313.2
Investments		1.2	0.4
Property, plant and equipment, net	16	2,027.4	2,025.8
Intangible assets, net	17	1,405.4	1,260.9

		5,257.9	4,600.3

TOTAL ASSETS		11,669.5	10,411.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2015 and 2014

In millions of dollars

LIABILITIES	Note	12.31.2015	12.31.2014
CURRENT
Trade accounts payable	19	1,034.9	980.6
Loans and financing	20	219.4	89.7
Non-recourse and recourse debt	10	10.1	10.3
Other payables	21	291.1	324.5
Advances from customers	22	743.8	652.5
Derivative financial instruments	8	12.3	15.4
Taxes and payroll charges payable	23	70.8	125.6
Income tax and social contribution		118.1	8.6
Financial guarantee and residual value	25	161.5	29.5
Dividends payable		2.7	37.3
Unearned income		320.0	183.5
Provisions	26.1	95.7	95.4

		3,080.4	2,552.9

NON-CURRENT
Loans and financing	20	3,311.1	2,418.4
Non-recourse and recourse debt	10	374.7	389.7
Other payables	21	39.6	87.6
Advances from customers	22	164.1	176.1
Taxes and payroll charges payable	23	80.6	144.1
Deferred income tax and social contribution	24.1	417.3	270.4
Financial guarantee and residual value	25	131.6	208.5
Unearned income		117.5	145.4
Provisions	26.1	108.9	153.1

		4,745.4	3,993.3

TOTAL LIABILITIES		7,825.8	6,546.2

SHAREHOLDERS’ EQUITY
Capital	29.1	1,438.0	1,438.0
Treasury shares	29.3	(38.4)	(60.1)
Revenue reserves		2,456.3	2,429.5
Share-based remuneration		35.4	33.1
Accumulated other comprehensive loss		(149.5)	(75.7)

		3,741.8	3,764.8

Non-controlling interest		101.9	100.0

TOTAL SHAREHOLDERS’ EQUITY		3,843.7	3,864.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,669.5	10,411.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income

Years Ended

In millions of U.S. dollars

	Note	12.31.2015	12.31.2014	12.31.2013
REVENUE		5,928.1	6,288.8	6,235.0
Cost of sales and services		(4,816.8)	(5,038.3)	(4,818.9)

GROSS PROFIT		1,111.3	1,250.5	1,416.1
Operating Income (expense)
Administrative		(182.0)	(207.5)	(210.5)
Selling		(361.6)	(419.9)	(454.4)
Research		(41.7)	(47.1)	(74.7)
Other operating income (expense), net	33	(194.2)	(32.6)	36.9
Equity in income (losses) of associates		(0.3)	(0.1)	—

OPERATING PROFIT BEFORE FINANCIAL INCOME		331.5	543.3	713.4
Financial income (expense), net	34	(22.9)	(24.5)	(96.4)
Foreign exchange gain, net	35	27.6	(14.9)	(14.6)

PROFIT BEFORE TAXES ON INCOME		336.2	503.9	602.4
Income tax expense	24.2	(255.4)	(156.2)	(256.4)

NET INCOME FOR THE YEAR		80.8	347.7	346.0

Attributable to :
Owners of Embraer		69.2	334.7	342.0
Non-controlling interest		11.6	13.0	4.0
Weighted average number of shares (in thousands)
Basic	31	730,205	733,677	729,001
Diluted	31	733,569	737,463	733,796
Earnings per share-basic in US$	31	0.0947	0.4562	0.4691
Earnings per share-diluted in US$	31	0.0943	0.4538	0.4661

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income

Years Ended

(In millions of U.S. dollars)

	12.31.2015	12.31.2014	12.31.2013
NET INCOME	80.8	347.7	346.0
ITEMS THAT ARE OR MAY BE RECLASSIFIED SUBSEQUENTLY TO
PROFIT AND LOSS
Actuarial gain (loss) on post-employment benefit obligation	3.0	(0.8)	(7.4)
Translation adjustments	(86.8)	(51.5)	9.0
Put options of minority interest	—	—	1.1
Financial instruments for hedge accounting	0.3	—	—
Financial instruments available for sale	—	(1.1)	(0.9)

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	(83.5)	(53.4)	1.8

TOTAL OF COMPREHENSIVE INCOME	(2.7)	294.3	347.8

Attributable to:
Owners of Embraer	(4.6)	292.9	344.4
Non-controlling interest	1.9	1.4	3.4

	(2.7)	294.3	347.8

(i)	items presented above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

Years Ended

(In millions of U.S. dollars)

				Revenue reserves					Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
AT DECEMBER 31, 2012	1,438.0	(154.2)	21.0	36.9	148.7	—	1,794.7	—	5.6	(36.7)	4.3	—	3,258.3	92.0	3,350.3

Net income for the year	—	—	—	—	—	—	—	342.0	—	—	—	—	342.0	4.0	346.0
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	(7.4)	—	—	(7.4)	—	(7.4)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	9.9	—	9.9	(0.9)	9.0
PUT options of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	1.1	1.1	—	1.1
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	—	(0.9)	(0.9)	—	(0.9)

Total comprehensive income	—	—	—	—	—	—	—	342.0	—	(7.4)	9.9	0.2	344.7	3.1	347.8
Share-based remuneration	—	—	6.8	—	—	—	—	—	—	—	—	—	6.8	—	6.8
Stock options grants exercised	—	50.4	—	—	—	—	—	(27.1)	—	—	—	—	23.3	—	23.3
Acquisition of non controlling interest	—	—	—	—	—	—	—	—	(9.8)	—	—	—	(9.8)	3.5	(6.3)
Allocation of profits:
Investment in subsidy	—	—	—	3.2	—	—	—	(3.2)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	16.6	—	—	(16.6)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(68.8)	—	—	—	—	(68.8)	—	(68.8)
Dividends	—	—	—	—	—	—	—	(20.9)	—	—	—	—	(20.9)	—	(20.9)
Reserve for investments and working capital	—	—	—	—	—	—	205.4	(205.4)	—	—	—	—	—	—	—

AT DECEMBER 31, 2013	1,438.0	(103.8)	27.8	40.1	165.3	—	2,000.1	—	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2

Net income for the year	—	—	—	—	—	—	—	334.7	—	—	—	—	334.7	13.0	347.7
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	(0.8)	—	—	(0.8)	—	(0.8)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(39.9)	—	(39.9)	(11.6)	(51.5)
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Total comprehensive income	—	—	—	—	—	—	—	334.7	—	(0.8)	(39.9)	(1.1)	292.9	1.4	294.3
Share-based remuneration	—	—	5.3	—	—	—	—	—	—	—	—	—	5.3	—	5.3
Stock options grants exercised	—	43.7	—	—	—	—	—	(23.6)	—	—	—	—	20.1	—	20.1
Allocation of profits:
Investment in subsidy	—	—	—	0.6	—	—	—	(0.6)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	15.0	—	—	(15.0)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(81.0)	—	—	—	—	(81.0)	—	(81.0)
Dividends	—	—	—	—	—	—	—	(6.1)	—	—	—	—	(6.1)	—	(6.1)
Reserve for investments and working capital	—	—	—	—	—	—	208.4	(208.4)	—	—	—	—	—	—	—

AT DECEMBER 31, 2014	1,438.0	(60.1)	33.1	40.7	180.3	—	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

Net income for the year	—	—	—	—	—	—	—	69.2	—	—	—	—	69.2	11.6	80.8
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	3.0	—	—	3.0	—	3.0
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(77.1)	—	(77.1)	(9.7)	(86.8)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	0.3	0.3	—	0.3

Total comprehensive income	—	—	—	—	—	—	—	69.2	—	3.0	(77.1)	0.3	(4.6)	1.9	(2.7)
Share-based remuneration	—	—	2.3	—	—	—	—	—	—	—	—	—	2.3	—	2.3
Stock options grants exercised	—	21.7	—	—	—	—	—	(14.5)	—	—	—	—	7.2	—	7.2
Allocation of profits:
Investment in subsidy	—	—	—	0.9	—	—	—	(0.9)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	3.1	—	—	(3.1)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	6.6	—	(34.5)	—	—	—	—	(27.9)	—	(27.9)
Reserve for investments and working capital	—	—	—	—	—	—	16.2	(16.2)	—	—	—	—	—	—	—

AT DECEMBER 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Statements of Cash Flows

Years Ended

(In millions of U.S. dollars)

	Note	12.31.2015	12.31.2014	12.31.2013
OPERATING ACTIVITIES
Net income for the year		80.8	347.7	346.0
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation	16	161.9	168.9	145.8
Amortization	17	154.9	117.4	144.8
Contribution from suppliers		(33.8)	(25.2)	(26.0)
Allowance (reversal) for inventory obsolescence		7.6	(5.3)	13.4
Inventory and PPE provision for adjustment to realizable value		(5.8)	22.0	28.6
Provision (reversal) for doubtful accounts		7.4	(1.9)	(4.8)
Gains (losses) on fixed assets disposal		49.6	15.6	7.7
Deferred income tax and social contribution	24.2	136.2	79.1	192.6
Accrued interest		32.4	16.4	(2.4)
Equity in the losses (gain) of associates		0.3	0.1	3.6
Share-based remuneration		2.3	5.3	6.8
Foreign exchange gain (loss), net	35	(31.3)	11.9	1.9
Residual value guarantee	25	0.3	19.1	21.3
Other		(10.3)	(12.3)	(7.4)
CHANGES IN ASSETS:
Financial investments		(70.4)	150.9	(443.7)
Derivative financial instruments		0.4	14.3	18.4
Collateralized accounts receivable and accounts receivable		(73.2)	(149.1)	(40.0)
Customer and commercial financing		12.4	5.1	35.9
Inventories		137.2	(108.8)	(157.2)
Other assets		(208.9)	(107.2)	60.1
CHANGES IN LIABILITIES:
Trade accounts payable		72.1	(27.8)	258.4
Non-recourse and recourse debt		(15.2)	(0.3)	—
Other payables		(71.1)	10.3	125.7
Contribution from suppliers		140.0	151.8	84.5
Advances from customers		136.1	(167.6)	50.4
Taxes and payroll charges payable		63.0	(52.1)	(62.5)
Financial guarantees		54.8	(74.6)	(312.2)
Other provisions		24.1	24.4	42.0
Unearned income		108.7	54.2	32.9

NET CASH GENERATED IN OPERATING ACTIVITIES		862.5	482.3	564.6

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	16	(341.5)	(283.7)	(437.6)
Proceeds from sale of property, plant and equipment		51.6	—	0.2
Additions to intangible assets	17	(427.6)	(415.4)	(316.6)
Investments in associates		(1.3)	(0.5)	—
Business acquisitions, net of cash acquired		—	—	2.5
Acquisition of non controlling interest		—	—	(17.3)
Proceeds from (investments in) financial investments		(702.8)	28.1	4.8
Restricted cash reserved for construction of assets		4.2	—	—

NET CASH USED IN INVESTING ACTIVITIES		(1,417.4)	(671.5)	(764.0)

FINANCING ACTIVITIES
Repayment of borrowings		(419.2)	(386.1)	(650.2)
Proceeds from borrowings		1,696.9	798.6	890.8
Dividends and interest on own capital		(60.9)	(99.3)	(71.4)
Proceeds from stock options exercised		7.2	20.1	23.3

NET CASH GENERATED IN FINANCING ACTIVITIES		1,224.0	333.3	192.5

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		669.1	144.1	(6.9)
Effects of exchange rate changes on cash and cash equivalents		(216.6)	(114.8)	(106.4)
Cash and cash equivalents at the beginning of the year		1,713.0	1,683.7	1,797.0

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		2,165.5	1,713.0	1,683.7

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry;

(iv)	To engage in and provide services for other technological, manufacturing and business activities in connection with the aerospace industry;

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

These consolidated financial statements were approved by the Company’s Board of Directors on February 26, 2016.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) which include (i) IFRS, (ii) the International Accounting Standard (“IAS”), and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor, the Standing Interpretations Committee (“SIC”).

2.1.1	Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

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

The consolidated financial statements include the balances of the December 31, 2015 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company has control, exclusive investment funds (FIE) and participation investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are consolidated in proportion the investment.

All accounts and balances arising from transactions between consolidated entities are eliminated.

a)	Subsidiaries

Subsidiaries are all entities (including SPEs) whose financial and operating policies can be directed by the Company and normally evidenced by rights contractually established. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share of the carrying value of the subsidiary’s net assets acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

b)	Consortia

The activities of consortia are governed by specific regulations and although mandatory accounting controls apply to consortia, the entries are posted in the accounts of the members of a consortium in accordance with the proportion of the consortium attributed to each member. Such accounts of members that are subsidiaries of Embraer are consolidated in the Company’s financial statements.

2.1.3	Interest in other entities

Interest in other entities is not consolidated in the consolidated financial statements. As of December 31, 2015, these comprise AEL Sistemas SA—“AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest. AEL´s main activities are research, development, manufacture and sales of electronic components: electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence in AEL, and the investment is therefore classified as a non-current financial instrument asset, measured at fair value, and changes in valuation are recognized in other comprehensive income and presented in shareholders’ equity.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.4	Company’s corporate structure

Entity	Participation Embraer Group	Country	Core activities
ECC do Brasil Participações S.A.	99,9%	Brazil	No operations

ELEB – Equipamentos Ltda.	99,9%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry

Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA

Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Services Inc.	100%	EUA	Support to the Defense and Commercial segments in the United States of America
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Aero Seating Technologies LLC	100%	EUA	Production and maintenance of aircraft seats
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Training Services	100%	EUA	Comprises corporate and institutional activities
Embraer CAE Training Services LLC	51,0%	EUA	Pilot, mechanic and crew training

Embraer Austrália PTY Ltd.	100%	Austrália	No operations

Embraer Aviation Europe SAS	100%	France	Concentrates corporate activities abroad, specifically Europe

Embraer Aviation International SAS	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East

Embraer Credit Ltd.	100%	EUA	Support to aircraft commercialization operations

Embraer Defesa & Segurança Participações S.A.	99,9%	Brazil	Coordinates investments in the Defense & Security segments

AEL Sistemas S.A.	25,0%	Brazil	Research and development of aviation technology and software programs
Atech Negócios em Tecnologias S.A.	99,9%	Brazil	Development and control, communications, computer and intelligence services
Bradar Indústria S.A.	95,0%	Brazil	Develops remote sensing and surveillance technology
Bradar Aerolevantamento Ltda	25,0%	Brazil	Aerial survey, mapping and remote sensing services
Harpia Sistemas S.A.	51,0%	Brazil	Operates in the unmanned aerial vehicles (UAVs) market
Visiona Tecnologia Espacial S.A.	51,0%	Brazil	Supply of the Brazilian Government’s Geostationary Defense and Strategic Communications Satellite System (SGDC)
Visiona Internacional B.V.	100%	Holland	Integration and supply of the Brazilian Government’s (SGDC) System.
SAVIS Tecnologia e Sistemas S.A.	99,9%	Brazil	Operates in Defense and Security with the Brazilian Government

Embraer GPX Ltda	99,9%	Brazil	Aircraft maintenance services

Embraer Netherlands Finance B.V.	100%	Holland	Financial operations raising and investing funds of the Embraer Group

Embraer Netherlands B.V.	100%	Holland	Concentrates corporate activities abroad

Embraer Asia Pacific PTE. Ltd.	100%	Singapore	After sale services and support in Asia
Airholding SGPS S.A.	99,9%	Portugal	Coordinates investments in subsidiaries in Portugal
Indústria Aeronáutica de Portugal S.A.	65,0%	Portugal	Aviation maintenance and production
ECC Leasing Co. Ltd.	100%	Ireland	Leasing and commercialization of used aircraft
Embraer CAE Training Services Ltd.	51,0%	United Kingdom	Pilot, mechanic and crew training
Embraer Portugal—SGPS S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer—Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer—Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sales and maintenance for after sales support in China
EZ Air Interior Limited	50,0%	Ireland	Fabrication of interiors for commercial aircraft

Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group

Embraer Representation LLP	99,0%	EUA	Commercial and institutional representation of the Company

Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad

Harbin Embraer Aircraft Industry Company Ltd.	51,0%	China	Fabrication of aircraft for the Chinese market
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Finance Co.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Merco S.A. (EMS)	100%	Uruguay	No operations

Indústria Aeronáutica Neiva Ltda	99,9%	Brazil	No operations

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Special Purpose Companies—“SPEs”—the Company organizes some of its aircraft sale financing transactions through SPEs, in which the Company has no direct or indirect interest. Although it has no equity interests, as the Company controls all the SPEs’ operations or takes a majority share of their risks and rewards, the SPEs are consolidated in the financial statements of the Parent Company (Embraer S.A.). The consolidated SPEs are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control or continuous involvement have not been consolidated, based on technical analyses made by Management. Apart from the consolidated SPEs mentioned, Embraer has no significant risks attributed to other structured operations involving SPEs.

Consortium Tepro – a consortium formed by Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A., companies controlled by Embraer Defesa e Segurança Participações S.A., created to assist the Brazilian Army in November 2012 in implementation of the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras—Sisfron). Located in Campinas – SP, the consortium is 93.5% owned by Savis and 6.5% owned by Bradar.

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

Equity investment fund (FIP) –An Embraer initiative in conjunction with BNDES, FINEP and Desenvolve SP, created with the aim of strengthening the aerospace supply chain, aerospace, defense and security and promoting integration of systems related to these sectors through support for small and medium enterprises. The transaction is not consolidated in the Company’s financial statements, but its results are presented in the equity line.

2.2	Summary of significant accounting policies

The relevant accounting policies adopted in the preparation of these financial statements are presented below. Non-disclosure of relevant accounting practices could compromise correct interpretation of the financial statements, either because the international accounting standards offer more than one treatment option or due to the complexity of the operation. The accounting policies used by the Company are:

2.2.1	Functional and presentation currency

A Company’s functional currency is the currency of the primary economic environment in which it is inserted and must be the currency that best reflects the business and operations of the Company. Based on this analysis, management has concluded that the US Dollar (“US $” or “Dollar”) is its functional currency, based on analysis of the following indicators:

•	Currency that most influences the prices of goods and services; this is the currency in which the sales price of its goods and services are expressed and settled;

•	Currency of the country whose competitive forces and regulations most influence the Company’s business;

•	Currency that most influences the costs of providing goods or services, i.e., the currency in which the Company’s costs are normally expressed and settled;

•	Currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash;

2.2.2	Transactions in foreign currencies

Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates and subsequently updated at the exchange rates of the reporting dates in the case of subsequent measurement. Foreign exchange gains and losses resulting from this conversion (in relation to monetary assets and liabilities indexed in currencies other than the functional currency) are recognized in the income statement as monetary and exchange variations, net.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.3	Translation of subsidiaries’ financial statements

Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates and subsequently updated at the exchange rates of the reporting dates in the case of subsequent measurement. Foreign exchange gains and losses resulting from this conversion (in relation to monetary assets and liabilities indexed in currencies other than the functional currency) are recognized in the income statement as monetary and exchange variations, net.

2.2.4	Financial Instruments

a)	Financial assets

The Company classifies its financial assets in the following categories: (i) measured at fair value through profit or loss, including assets held for trading (ii) available for sale, (iii) held to maturity and (iv) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management decides on the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred. Derecognition occurs if the Company has transferred substantially all risks and rewards of the asset ownership.

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

b.3)	Investments held to maturity

Investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including the transaction cost, and subsequently at amortized cost.

b.4)	Loans and receivables

The Company’s loans and receivables include trade accounts receivable, financing of customers and other receivables and are not subject to the use of fair value. Interest on loans and receivables is calculated by the effective interest rate method and recognized in the income statement as financial income (expense), net.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c)	Adjustment to fair market value

The Company evaluates if there is objective evidence at the balance sheet date that a financial asset or financial group is recognized at an amount higher than its recoverable amount. If applicable, a provision is recognized for impairment of the asset.

2.2.5	Cash and cash equivalents and short-term investments

Cash and cash equivalents include cash in hand, cash in transit (amounts paid by our customers or debtors that are pending release by the intervening bank at the reporting date), bank deposits and highly liquid short-term investments, usually maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

Amounts related to cash and cash equivalents, which, however, are not available for use by the Company, are presented within other assets in the consolidated financial statements. Other financial investments whose maturity from the acquisition date is more than 90 days are presented as financial investments.

2.2.6	Trade accounts receivable

Trade accounts receivable are recognized initially at present value and include revenues recorded using percentage-of-completion of the project method based on the incurred costs or physical progress of contracts, and are presented net of advances from customers and any provision for doubtful accounts.

An allowance for doubtful trade accounts receivable is recorded when there is objective evidence that the Company will not be able to recover all the amounts owed by its customers. Significant financial difficulties of the debtor, probability of the debtor filing for bankruptcy or reorganization proceedings and failure to pay or default are considered indicators that the trade receivables are impaired. The amount of the provision is the difference between the carrying amount and the recoverable amount.

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

Gains and losses on derivative transactions are recorded monthly in profit or loss, taking into account the realizable value of these instruments (market value). The provision for unearned gains and losses is recognized in the statement of financial position under derivative financial instruments, and the counterpart in profit and loss under financial income (expense), net, (Note 34), except for operations to hedge exposure to changes in exchange rate or designated as hedge accounting.

Embedded derivatives are separated from their host contracts and are measured at their fair values provided they meet the derivative definition.

2.2.8	Hedge accounting

Specific derivative transactions contracted to protect the company against financial risks. These derivatives are accounted for in a different way, seeking to eliminate the effects of the volatility caused by such risks.

On initial designation of the hedge, the Company formally documents the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for conducting the transaction, together with the methods used to evaluate the effectiveness of the relationship. The Company continually assesses the contract to conclude whether the instrument is “highly effective” in offsetting changes in fair value of the hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within an effectiveness range of 80% to 125%.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company has derivative financial instruments designated as fair value hedges and cash flow hedges, as follows:

a)	Fair value hedges

Changes in the fair value of derivatives designated as hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. The Company only uses fair value hedge accounting to hedge fixed interest risk on borrowings.

If the hedge no longer meets the hedge accounting criteria, the fair value of the instrument continues to be recognized in the statement of income and the fair value of the hedged item is treated as if it were not hedged and amortized to profit or loss over the period to maturity.

b)	Cash flow hedges

The Company uses hedge accounting for cash flow hedges in order to protect itself from cash flow variations attributed to exchange rate variation risk related to a transaction that is likely to affect the Company’s results.

The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognized in shareholders’ equity under other comprehensive income. The gain or loss related to the ineffective portion is recognized in profit or loss as financial income (expense).

Amounts accumulated in equity are reclassified to the statement of income in the periods in which the hedged item affects profit or loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset.

When a cash flow hedge instrument is settled, or no longer meets the criteria for hedge accounting, any cumulative gain or loss in equity at that time is realized against profit or loss (in the same line as the hedged item) in line with realization of the hedged operation against profit and loss. When the hedged transaction is no longer expected to occur, the gain or loss in equity is immediately transferred to profit or loss for the year under financial income (expense).

2.2.9	Customer and commercial financing

These relate to financing granted to customers on the sale of certain aircraft and are measured at the amortized cost, by the effective interest rate method.

2.2.10	Collateralized accounts receivable and recourse and non-recourse debt

In structured sales operations, the Company established a Specific Purpose Entity (SPE), which obtained funds from a financial institution, bought aircraft and paid the Company. In turn, this SPE structured financing for the end customer. In view of the right to receive from the end customer for the structured financing, the debt in relation to the funds obtained by the SPE from the financial institution is registered as a recourse and non-recourse debt and the corresponding anticipated financial flow as collateralized accounts receivable.

In certain other transactions, the customer financed the purchase of an aircraft through a financing agent and the Company provided guarantees for such financing. The Company therefore recognized the asset and liability flow for such transactions. The financial guarantee is eliminated in line with repayment of the financing.

2.2.11	Inventories

The Company’s inventories are largely comprised of raw material, work in progress, spare parts and finished products. In general, raw material is valued at acquisition cost and work in progress and finished goods at production cost, which comprises raw materials, direct labor, other direct costs and general related production costs. Except for used aircraft, inventories are written down by the average cost method.

The Company periodically assesses the net realizable value of its inventories, namely the sales price less selling costs. If this amount is lower than the acquisition or production cost at which the inventory was initially recognized, the inventory value is reduced to the realizable value.

Based on Management estimates, a provision is recorded for potential losses when spare parts are classified as obsolete or are held in quantities that are in excess of potential demand

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.12	Income tax and social contribution

Tax expenses for the year comprise current and deferred income tax. Income tax is recognized in the statements of income, except the portion of deferred income tax related to items recognized directly in shareholders’ equity in other comprehensive income.

The current income tax is calculated at the nominal rates of each country, totaling 34% in Brazil, composed of 25% income tax and 9% social contribution on net income.

Deferred income tax is recognized on temporary differences arising between the tax and accounting bases of assets and liabilities.

Elimination of the Transitional tax regime (Regime Tributário de Transição – “RTT”)

Since the adoption of international accounting standards in its financial statements from 2008, and in line with the 2009 Transitional Tax Regime (RTT), the Company has calculated its income tax and social contribution on net income based on the accounting practices in force to December 31, 2007.

In November 2013, the Brazilian Internal Revenue issued Provisional Measure nº 627, converted into Law nº 12.973 in May 2014, introduced changes to the Brazilian tax laws in relation to the effects of application of the international standards and applying the respective treatment to Income Tax and Social Contribution on Net Income.

The Company has applied this legislation and the related regulatory instructions as from 2015. No material effects have been identified in relation to application of the international accounting standards. Accordingly, 2015 was marked by the elimination of the RTT.

2.2.13	Investments

Investments in associates are recorded and valued in the consolidated financial statements using the equity method of accounting. In the case of exchange variations on foreign investments that use a functional currency other than that used by the Parent Company, such exchange variations are recognized on Currency Translation Adjustments on equity, and are only recognized in Profit and Loss when the investment is sold or expensed.

Unrealized profits on transactions with subsidiaries are completely eliminated in equity calculations, on both sales from the subsidiary to the Parent Company and sales between subsidiaries. Unrealized profits between the Parent Company and its subsidiaries are eliminated in the Parent Company’s Profit and Loss on sales and cost of sales accounts.

Investments in associated entities over which the Parent Company has significant influence are presented in the “Others” line within the investment group and measured by the equity method.

The investments in entities and Joint Ventures are measured and recognized by the equity method.

2.2.14	Property, plant and equipment

Property, plant and equipment are recorded at purchase, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated by the straight-line method based on the asset’s estimated useful life (Note 16). Land is not depreciated.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably.

The Company estimates the residual value for certain aircraft and spare parts included in the Exchange Pool Program. The Company does not attribute residual values to other assets as assets sold are not usually written off.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The items comprising property, plant and equipment are summarized below:

a)	Land—mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements—mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities—comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment—machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures—furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles—mainly industrial vehicles and automobiles.

g)	Aircraft—mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals —information technology equipment used mainly in the production process, engineering and administration.

i)	Tooling—tools used in the Company’s production process.

j)	Property, plant and equipment in progress — construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Exchange pool program—a spare parts pool for the exclusive use of customers who are included in the Exchange Pool Program and aircraft still under warranty. These spare parts are used for customer service, whereby these customers are allowed to exchange a damaged component for one in working condition, as defined in the contract.

2.2.15	Intangible assets

a)	Development

Research costs are recorded as an expense when they are incurred. Project costs, comprised mainly of expenditure on product development, including drawings, engineering designs and construction of prototypes, are recorded as intangible assets when it is probable that the projects will generate future benefits, taking into account their commercial and technological feasibility, availability of technological and financial resources, and only if the cost can be reliably measured.

Capitalized development costs are amortized from the time at which benefits begin to accrue (units produced), based on estimated aircraft sales, and the amortized amounts are appropriated to production cost. These estimates are reviewed on an annual basis.

The Company has agreements with certain key suppliers, hereby denominated partners, who participate in the Company’s research and development projects by contributing cash. The Company records such contributions as liabilities on receipt and as the milestones are completed and the amounts are consequently no longer subject to return, they are recorded as a reduction of development expenditures capitalized in intangible assets and amortized on the aircraft production series.

b)	Computer software

Software licenses are capitalized and amortized over their estimated useful lives.

Costs associated with maintaining computer software programs are recognized as expense as incurred. Development costs directly attributable to identifiable and unique software, controlled by the Company and that is expected to generate benefits greater than the costs for more than one year, are recorded in intangible assets.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired in business combinations are recognized at fair value at the acquisition date. This group includes:

c.1)	Goodwill—recorded in the consolidated financial statements as an intangible asset and not subject to amortization, as it is realizable on disposal of the investment. It is tested at least annually for impairment. If it is noted that the goodwill will not be fully recoverable, the amount of the impairment is recorded in the statement of income. Recognized impairment losses on goodwill are not reversed.

c.2)	Trademarks—acquired in business combinations are recognized at fair value at the acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development—from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

c.4)	Firm orders—orders or production orders awaiting execution acquired in business combinations are measured and recorded at fair value at the acquisition date and amortized over the delivery period specified in the contracts.

2.2.16	Impairment

Non-current assets, specifically investments in subsidiaries, the Company’s property, plant and equipment and intangible assets, are initially measured at acquisition or construction cost. However, if there are indications that the value of such assets will not be recoverable in the future, they are tested for impairment. The indicators are analyzed every quarter, however, even in the absence of such indicators, the Company calculates impairment at the end of each year for all CGUs whose intangible assets originated from product development and goodwill for future profitability originated on the acquisition of new business processes.

For purposes of assessing the realizable value, assets are grouped in cash-generating units (CGUs), taking into consideration the company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families/platforms of the aircraft or other goods and services produced by a Group company, irrespective of its geographic location.

Except for CGUs for aircraft which may use market value to calculate the recoverable value of a CGU, the Company applies the value in use concept, using the cash flow projections before income tax and social contribution, discounted at the WACC rate, which reflects the investors’ expectations of return. The cash flow projection for each CGU takes into account the Company’s medium and long-term strategic plan, based on the characteristics and expectations of the business.

Any impairment of a CGU is recognized in Other Operating Expense on a pro rata basis depending on the assets of the subsidiaries that operate in that CGU.

2.2.17	Loans and financing

Loans are recognized initially at fair value, net of transaction costs, and subsequently carried at amortized cost (plus charges and interest on a pro rata basis), taking into account the effective interest rate on each transaction.

Loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

2.2.18	Leases

Determination of whether an arrangement is or contains a lease is based on the substance of the transaction and requires an assessment of whether the arrangement transfers the risks and benefits of assets or only conveys the right to use the asset.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

a)	Aircraft leases

Aircraft available for lease or leased under operating leases are recorded as property, plant and equipment and depreciated over their estimated useful lives. The rental income is recorded by the straight-line method over the lease period.

b)	Other leases

Other leases in which the Company holds substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a fixed asset and a financial liability (lease). Property, plant and equipment acquired under finance leases are depreciated at the rates mentioned in Note 16.

Other leases in which a significant part of the risks and benefits of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are appropriated to the statement of income on the straight-line method over the contract period.

2.2.19	Borrowing costs

Borrowing costs attributable to the construction or production of assets that will not be ready for use for a considerable time are capitalized as part of the cost of the asset. These costs are allocated based on the average rate of all outstanding loans, weighted in accordance with additions in the period of the assets. Borrowing costs are interest and other charges incurred by the Company in obtaining a loan.

2.2.20	Advances from customers

These refer basically to advances, mostly denominated in dollars, Embraer’s functional currency, received from customers prior to the delivery of the aircraft.

2.2.21	Financial guarantees and residual value guarantees

In certain cases, the Company grants financial or residual value guarantees on delivery of its aircraft, as part of the aircraft financing structure. The residual amount is guaranteed to the lender based on the expected future value of the aircraft at the end of the funding, subject to a maximum limit, agreed by contract.

Financial guarantees are calculated at the time of delivery of the aircraft and recognized as a reduction in sales revenue against deferred income. The income is realized in profit or loss over the aircraft financing period and all deferred income is recognized by the end of that period.

To cover the risk of losses on such guarantees, the Company may record an additional provision in the event of significant circumstances such as a customer filing for Chapter 11, based on the best estimate of potential losses (Note 25).

In some cases, the Company holds guarantees in the form of deposits in favor of third parties to whom financial and residual value guarantees have been provided as part of aircraft financing structures (Note 11).

2.2.22	Dividends and interest on own capital

Under the bylaws, shareholders are entitled to dividends or interest on own capital equivalent to 25% of net income for the year, adjusted in accordance with the bylaws. The calculation takes into account the interest on own capital net of withholding tax.

Proposed distributions of dividends to shareholders are recorded as a liability in the financial statements at the end of the year. Any amount over and above the minimum mandatory dividend is recognized in a specific account as additional dividends proposed in the revenue reserve in shareholders’ equity, until it is approved by the shareholders, at which point the reserve is reversed against a liability in the consolidated financial statements.

Interest on own capital paid or provisioned is recorded as a financial expense for tax purposes. However, for purposes of these consolidated financial statements, the amount is disclosed as distribution of net income for the year, and the gross amount is reclassified to shareholders’ equity, at the gross amount.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.23	Unearned income

Amounts received from customers, without the possibility of return, for the spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered. Amounts are deferred on delivery of the aircraft and the unearned income is recognized when the service is rendered or the product is delivered to the customer.

This also refers to deferred revenues from defense contracts for which the contractual milestones have not yet been completed. Revenue is recognized when the step is completed and the costs are recorded.

2.2.24	Provisions, contingent assets and liabilities, legal obligations and judicial deposits

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

Contingent assets – are not recognized except when the Company concludes that the gain is virtually certain, has the right to real guarantees or has received a favorable and unappealable legal decision.

Contingent liabilities – amounts for which disbursement is classified as possible are not recorded in the accounts, but merely disclosed in the financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure are required.

Legal obligations—result from tax liabilities, the legality or constitutionality of which is under appeal. The related amounts are fully provided for.

Court-mandated escrow deposits—are recorded as other assets.

2.2.25	Post-retirement benefits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. For the companies incorporated in Brazil, these are managed by EMBRAER PREV—Sociedade de Previdência Complementar.

b)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retired employees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment based on actuarial studies conducted to identify future exposure, based on the following main premises:

i)	Discount rate—brings future benefit flows to present value and is defined based on the ratio of Brazilian government securities;

ii)	Medical costs increase rate—represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to take measures to reduce the cost, or even change health plan providers;

iii)	Morbidity rate (aging factor)—measures the increased use of health plans in light of the aging population;

iv)	Mortality rate—uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate by age and sex;

v)	Probability of Retirement—estimates the probability of retirement by age group;

vi)	Churn rate—uses the T-3 Table Service available from the Society of Actuaries (SOA), which shows the average rate of termination of employees by age.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company recognizes changes in the provision for the plan against other comprehensive income in equity, net of taxes, to the extent that there are changes in the assumptions and against profit or loss if there are changes in the costs of the current benefit plan or in the plan’s contractual characteristics.

This provision is reviewed annually at the reporting date.

2.2.26	Product warranties

Warranty expenditure on aircraft and spare parts is estimated on delivery of these products. The estimates are based on historical facts that include warranty claims and repair and replacement costs, warranties given by the suppliers and contractual coverage period. The coverage period varies from 3 to 5 years.

The Company may be obliged to modify the product to meet the requirements of the certification authorities, or after delivery, due to improvements or to the aircraft’s performance. The costs of such modifications are provisioned when the new requirements or improvements are requested and known.

2.2.27	Share Based Payment

The Executive Remuneration Policy (PRE), determines that the remuneration of the Company’s management shall be granted as a Long Term Incentive (ILP in Portuguese) with the objective of retaining and attracting qualified personnel who will make an effective contribution to the Company’s performance. The Company provides two types of share-based remuneration in the form of LTIs:

i) stock options plan (capital instruments based on the Company’s share issues). In this modality, the program participants receive stock options in return for the services provided, the fair value of which is calculated based on the Black & Scholes pricing model and recognized on a linear basis in the statements of income during the acquisition period, which is the period during which the acquisition criteria are met;

ii) cash-settled phantom shares plan in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of the Company’s shares. At the end of the acquisition period the participant receives the quantity of virtual shares converted into Reais, at the shares’ current market value. The company recognizes the obligation during the acquisition period (quantity of virtual shares proportional to the period) in the same group as the participant’s normal remuneration. This obligation is presented as an account payable to employees and the fair value is calculated based on the market price of the shares and registered as financial income (expense) in the statements of income. The phantom shares plan is a cash-settled share-based payment transaction; therefore, it has no impact on the calculation of diluted earnings per share.

2.2.28	Government grants

Government Grants are recognized against the expenses for which the resources were used. Government grants advanced for investments in research and development are registered as deferred income and recognized in profit or loss to the extent that the resources are invested and the contractual milestones are met, as a reduction of research expenses.

The government grants to acquire property, plant and equipment, will be recognized as a obligation on the liability until the milestones defined by the conceiving entity are attended. On the moment these milestones are achieved, the grant shall be recognized as deferred revenue. This deferred revenue shall be recognized on profit and loss as a reduction on the depreciation expense which this grant shall subside on the same proportion that this expense is recognized.

2.2.29	Earnings per share

Basic earnings per common share are computed by dividing net income attributable to Embraer shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share are computed by adjusting the number of shares outstanding to include the number of additional shares that would have been outstanding had the potentially dilutive shares attributable to stock options been put into circulation during the respective periods.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.30	Revenue recognition

Revenue comprises the fair value of the remuneration received or to be received for the sale of products and services in the normal course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

a)	Revenue from aircraft, spare parts and services

Revenue from sales of commercial, executive and other aircraft, spare parts and services is generally recognized at the time of delivery or shipment, when the service is provided, when the risks and benefits are transferred to the customer and when all the conditions for recognition are met.

When the sale of aircraft does not meet the contractual obligations at the time of the delivery, related revenue is deferred and accounted for as unearned income until the obligations are met.

b)	Revenue with multiple elements

Revenue from aircraft sale contracts involving the supply of spare parts, training and technical representation is recognized at its fair value when the product or service is delivered or provided to the customer.

c)	Revenue from Exchange Pool Program

Revenue from the Exchange Pool Program is recognized monthly during the contractual period and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft under the program.

d)	Revenue from construction contracts

Certain transactions in the Defense & Security segment are construction contracts, and revenues are recognized by the Percentage-of-completion (POC) method, by incurred costs or physical progress and also through recognition upon delivery or shipment. Some contracts contain provisions for price adjustment based on pre-established indices and these are recognized on an accrual basis. Adjustments of revenue recognition relating to sales of the Defense & Security segment contracts is based on Management’s best estimates as they arise.

e)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period.

2.2.31	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material—substantially all material cost are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on escalation formulas which reflect, in part, inflation in the United States.

b)	Labor —comprises salaries and related charges, primarily in Brazilian reais.

c)	Depreciation—The Company’s fixed assets are depreciated using the straight-line basis over their useful lives.

d)	Amortization —Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

e)	Product warranties —The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)	Multiple elements arrangements —The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is delivered or provided to the customer.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.2.32	Employee profit sharing plan

The Company provides a profit sharing plan for its employees, which is linked to performance targets set in action plans set and agreed at the beginning of each year. The profit sharing is equivalent to 12.5% of the net income for the period calculated in accordance with the IFRS. Provisions are recognized monthly by applying the agreed percentage to the payroll of the company, recognized in the profit or loss accounts related to the job performed by each employee.

Over the total amount of the profit sharing, 50% is divided equally among all the employees and the other 50% in proportion to each employee’s salary.

2.2.33	Financial income and expenses and foreign exchange gains/losses

Financial income and expenses principally comprise earnings on short-term investments, financial charges on loans, tax updates and foreign exchange gains/losses on assets and liabilities expressed in currencies other than the functional currency (dollar), on an accrual basis.

Changes in the fair value of the residual value guarantees and profit or loss on the provision and implementation of derivative financial capitalized are also recorded as financial revenue (expense).

Financial income and expense exclude borrowing costs attributable to acquisitions, buildings or the contribution of qualifying assets that require a substantial period of time to be ready for use or sale.

2.2.34	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.35	Segment reporting

Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the chief executive officer.

3.	Critical accounting estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenue and expense and their disclosure. Therefore, variables and assumptions derived from past experience and other factors deemed relevant were used in preparing accompanying financial statements included in this report. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized in the period in which the estimates are revised.

The significant accounting policies, including the variables and assumptions used in the estimates, and the relevant sensitivity of those judgments to different scenarios and conditions are described below:

3.1.	Sales revenues

In the Defense & Security segment, a significant portion of revenue is derived from long-term development and construction contracts with the Brazilian and foreign governments, and revenue is recognized by the Percentage-of-completion (POC) method, using incurred costs or physical progress as a reference for revenue measurement. In the case of contracts measured at incurred costs, the anticipated margin of the contract is reassessed periodically, taking into account cost incurred and the projected completion costs. In the event of variations in this margin, revenue already recognized in relation to such contracts is adjusted, taking into account the effects of the change in margin on costs already incurred. If the total costs of contracts in progress had been 10% lower than Management’s estimates, the revenue recognized in 2015 would have increased by US$ 207.0; if costs had been 10% higher than Management’s estimates, there would have been a drop of US$ 248.9 in the revenue recognized.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

3.2.	Financial guarantees

Financial guarantees are granted at fair value and recognized as a reduction in sales, and subsequently recognized as sales revenue over the period of the guarantee. On granting a financial guarantee, the Company evaluates the creditworthiness of the obligor and discloses its maximum exposure under the guarantee in Note 36.3 – Joint liabilities co-obligation, responsibilities and commitments. The Company monitors the obligor’s credit worthiness periodically and in the event of an official default (Chapter 11) or negotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision. When an agreement is negotiated for payment of this allowance, the amounts assumed are reclassified to accounts payable.

3.3.	Residual value guarantees

The residual value guarantees granted on aircraft sales can be exercised at the end of a financing contract between a financial agent and the customer/operator of these aircraft. The guarantee are initially measured by fair value and are revised quarterly to reflect any losses in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft on the secondary market.

3.4.	Impairment

The impairment test considers the Company’s medium and long-term strategic plan, brought to present value at the WACC rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, the Company uses estimates, as follows:

a)	Gross expected cash flow—the Management projected inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle;

b)	Growth rates—the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports

c)	Discount Rates—a WACC discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency;

3.5.	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known techniques normally used by the financial market.

3.6.	Income taxes

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined.

Because the Company’s tax is largely determined in Brazilian reais and its functional currency is the dollar, the income tax expense line is highly sensitive to the effects of changes in exchange rates, particularly those due to changes in non-monetary assets.

If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2015, the deferred income tax expense would have been higher or lower by approximately US$ 130.2 million.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

3.7.	Post-retirement benefits

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

Considering that these actuarial studies use premises such as discount rate, medical cost increase rate, morbidity rate (aging factor), mortality table, retirement probability and dismissal rate, largely based on statistical data, the definition of any reasonably possible change is very subjective. In this respect, an increase of 0.5% in the discount rate used in the actuarial calculation of the post-employment medical benefit granted by the Company would reduce its exposure at December 31, 2015 by US$ 1.5, while a reduction of 0.5% would increase the exposure by US$ 1.3. In the case of the medical cost growth rate, a 1% increase in the actuarial calculation would increase the Company’s exposure by US$ 3.1 and a 1% reduction would reduce its exposure by US$ 2.6.

4.	Accounting pronouncements not yet adopted

Standards and amendments to existing standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2015, and the Company has not early adopted the amendments in these Financial Statements.

The accounting pronouncements presented below may be relevant to the Company on the future, for this reason adoption projects are in course for each of them, not being possible to estimate the adoption effects of the adoption until these projects are concluded:

•	IFRS 9—Financial Instruments: covers the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The classification is defined on initial recognition. The basis for classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments. With regard to the financial liability, the standard maintains most of the requirements established by IAS 39. The major change is that in cases in which the fair value option is adopted for financial liabilities, the portion of the fair value related to the entity’s own credit risk is registered as Other Comprehensive Income and not in profit or loss, except where it results in an accounting inconsistency. First time adoption of IFRS 9 could affect the classification and measurement of the Company’s financial assets, depending on the composition of the portfolio at the implementation date. The standard is applicable from January 1, 2018.

•	IFRS 15—Revenue from Contracts with Customers: it addresses a single new model for recognition of revenue from contracts with customers, based on five steps for determining when to recognize the revenue, and at what amount. The model specifies that revenue should be recognized when an entity transfers control of goods and services to the customer, at the amount that the entity expects to be entitled to receive. In order to conclude as to the potential impact on the Financial Statements, the Company has initiated a project to assess the new model introduced by the accounting pronouncement and its application to existing transactions. The project first identified the possibility of changes in the numbers of performance obligations, as well as a change in the distribution of the total revenue over its performance obligations. The standard is applicable from January 1, 2018.

•	IFRS 16—Leases: introduces new concepts from the lessee’s perspective. The model proposed by this standard requires the lessee to recognize all leases in the balance sheet in a Fixed Assets “right-of-use” account, against a liability account, measured at present value on initial recognition. The model proposed by the standard makes no significant changes in respect of recognition in the accounts by the lessor. The Company is analyzing the new model introduced by the accounting pronouncement and its application to existing transactions. The standard is applicable from January 1, 2019.

Other accounting standards have been amended or are in the process of amendment and will come into effect in the coming years, however these have not been mentioned, as the company does not expect them to result in significant impacts.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

5.	Cash and cash equivalents

	12.31.2015	12.31.2014
Cash and banks	379.5	230.6

	379.5	230.6

Cash equivalents
Private securities(i)	565.8	973.4
Fixed deposits(ii)	919.3	507.5
Investment funds	—	1.5
Structured Notes(iii)	300.9	—

	1,786.0	1,482.4

	2,165.5	1,713.0

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements—REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.
(iii)	Structured Note issued by an investment grade financial institution, maturing within 90 days from the issue date, subject to the credit risk of Brazilian government debt securities issued in Brazil.

6.	Financial investments

	12.31.2015				12.31.2014
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities	393.2	—	—	393.2	412.4	—	—	412.4
Structured Notes(i)	—	702.9	—	702.9	—	—	—	—
Money market funds	229.0	—	—	229.0	287.9	—	—	287.9
Investment funds	0.1	—	—	0.1	9.0	—	—	9.0
Public securities	—	0.1	—	0.1	—	1.1	—	1.1
Other	0.2	44.7	2.0	46.9	0.3	43.1	2.6	46.0

	622.5	747.7	2.0	1,372.2	709.6	44.2	2.6	756.4

Current portion	622.5	0.1	—	622.6	709.6	1.0	—	710.6
Non-current	—	747.6	2.0	749.6	—	43.2	2.6	45.8

(i)	Structured Note issued by an investment grade financial institution, according to the evaluation of management, subject to the credit risk of Brazilian government debt securities issued in Brazil.

The weighted average interest rates at December 31, 2015 for cash equivalents in reais and in dollars were 14.70% p.a. and 1.71% p.a. (11.14% p.a. and 1.27% p.a. at December 31, 2014), respectively.

7.	Trade accounts receivable, net

Foreign customers	441.2	435.0
Brazilian Air Force	350.4	277.3
Domestic customers	39.1	34.4

	830.7	746.7

Allowance for doubtful accounts	(47.3)	(42.9)

	783.4	703.8

Current portion	781.9	696.9
Non-current portion	1.5	6.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The changes to the allowance for doubtful accounts are summarized as follows:

	12.31.2015	12.31.2014
Beginning balance	(42.9)	(47.1)
Additions	(13.4)	(6.0)
Reversal	2.4	5.1
Disposals	3.6	2.8
Foreign exchange variation	3.0	2.3

Ending balance	(47.3)	(42.9)

The net amount of accounts receivable denominated in the following currencies is:

	12.31.2015	12.31.2014
U.S. dollars	617.8	508.0
Euros	98.7	116.8
Reais	65.8	77.9
Other	1.1	1.1

	783.4	703.8

At December 31, 2015, the accounts receivable of US$ 697.4 (US$ 615.3 at December 31, 2014) were current and not past due. There were accounts receivable overdue, but not impaired, for the period presented, related to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable is presented below:

	12.31.2015	12.31.2014
Up to 90 days	45.6	48.4
From 91 to 180 days	16.3	13.3
More than 180 days	24.1	26.8

	86.0	88.5

Unbilled accounts receivable recognized by the POC method for the Defense and Security segment totaled US$ 504.3 at December 31, 2015 (US$ 519.2 at December 31, 2014). Revenues recorded in 2015 were US$ 754.8 (US$ 1,364.9 at December 31, 2014). Costs related to construction contracts using the POC method totaled US$ 713.3 in 2015 (US$ 1,072.7 at December 31, 2014).

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2015, the Company had derivative financial instruments such as interest rate swaps and, purchase options, currency put and call options and non-deliverable forwards (NDF).

Swaps are contracted to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in dollars to cash flows in reais, or vice versa and to exchange Euros for dollars or vice versa according to the need to protect the transactions. The fair value of these instruments is measured at the future flow, determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Cash flow hedges are contracted to protect highly probable cash flows denominated in reais related to salaries and health plan expenses against exchange rate variations. The related cash flows are expected to occur on a monthly basis between January 2015 and December 2016. The financial instrument normally used by the Company for this type of transaction is the zero-cost collar, which consists of buying put options and selling call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined in accordance with the observable market pricing model (through market information providers) and widely used by market players to measure similar instruments. When the dollar closing rate of is between the put and call exercise values, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement according to the accrual period.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Non-deliverable forwards are contracted to protect the Company against the risk of fluctuations in exchange rates. The fair value is determined in accordance with the observable market pricing model.

As of December 31, 2015, the Company did not have any derivative contracts subject to margin calls.

Purpose	Risk	Counterparty	Settlement date	12.31.2015	12.31.2014
Recourse and non-recourse debt(i)	Interest rate	Natixis	2022	13.2	17.9
Export financing(ii)	Interest rate	Itau BBA	2016	(0.3)	(2.4)
		Votorantim	2017	(1.3)	(2.5)
		Citibank	2016	(0.2)	(1.3)
		Santander	2017	(0.2)	(0.8)
		Société Générale	2016	(0.2)	(0.6)
		Bradesco	2016	(0.2)	(0.6)
Acquisition of property, plant and equipment(iii)	Interest rate	Compass Bank	2024	(0.4)	(0.4)
Brazilian Real expenses(iv)	Exchange rate	Itau BBA	2016	0.6	(0.4)
		Citibank	2015	—	(1.1)
		Santander	2015	—	(0.6)
		Votorantim	2016	0.2	(1.5)
Brazilian Real expenses	Exchange rate	Itau BBA	2015	—	(0.7)
		Votorantim	2015	—	(0.4)
Export financing(v)	Interest rate	Itaú BBA	2016	(0.2)	(0.1)
		Bradesco	2016	(0.1)	(0.1)
		Votorantim	2017	(0.7)	(0.4)
		Bofa Merril Lynch	2018	—	(0.1)
		Santander	2017	(0.7)	(0.5)
Project Development(v)	Interest rate	Itaú BBA	2023	(0.6)	(0.1)
		Votorantim	2022	(1.2)	(0.3)
		Bofa Merril Lynch	2022	(1.2)	(0.1)
		Santander	2023	(2.4)	(0.1)
		HSBC	2022	(0.8)	—
		Société Générale	2022	(0.6)	—
		Safra	2022	(0.3)	—
		Morgan Stanley	2022	(0.2)	—
Export financing(vi)	Exchange rate	Santander Totta	2015	—	(0.3)
		Société Générale	2016	(0.4)	—
Options(vii)	Interest rate	Citibank	2022	0.3	—

				2.1	2.5

(i)	Derivative financial instruments (swaps), which converted the amount of R$ 423.4 million, equivalent to US$ 108.4 for recourse and non-recourse debt, from an average fixed interest rate of 6.05% p.a., into a floating rate equivalent to LIBOR 6 month + 1.19% p.a.;
(ii)	Derivative financial instruments (swaps) that converted an export modality debt of R$ 672.0 million, equivalent to US$ 172.1, from an average fixed interest rate of 5.92% p.a. to an average rate weighted floating rate equivalent to 65.17% p.a. of the CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments (swaps), relating to a transaction of R$ 17.5 million, equivalent to US$ 4.5, which converted funding transactions subject to LIBOR 1 month + 2.63% p.a. floating interest rates to a fixed interest rate of 5.23% p.a.;
(iv)	Zero-cost collar derivative financial instruments, designated as cash flow hedges, of R$ 1.230.2 million, equivalent to US$ 359.7, through a purchase of a put option with an exercise price of R$ 3.4200 and sales of CALL with an average weighted exercise price of R$ 6.3445;
(v)	Derivative financial instruments (interest swaps), designated as cash flow hedge accounting, of R$ 1,915.5 million, equivalent to US $ 490.6, of the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 4.49% p.a. to a weighted average floating rate equivalent to 34.70% of the CDI (Interbank Deposit Certificate).
(vi)	Derivative financial instruments (non-deliverable forwards), amounting to US$ 50.0, equivalent to R$ 195.2 million, relating to dollar to Euro currency exchanges.
(vii)	Derivative financial instruments in the form of purchase (CALL) options, the underlying asset for which is the floating LIBOR 6 month interest rate. with exercise values from 2.80% p.a.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2015 and December 31, 2014, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	12.31.2015	12.31.2014
Assets
Current portion	5.2	5.2
Non-current	9.2	12.7
Liabilities
Current portion	(12.3)	(15.4)

Total	2.1	2.5

9.	Customer and commercial financing

Customer and commercial financing refers to the partial financing of certain aircraft sales by the Company, mainly dollar-denominated, at average interest rates at December 31, 2015 of 5.06% p.a. (December 31, 2014 – 5.07% p.a.) , secured on the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2015	12.31.2014
Current portion	10.8	13.6
Non-current portion	45.4	55.0

	56.2	68.6

At December 31, 2015, the amount of US$ 0.8 was accrued for losses in accordance with Company policy and at December 31, 2014, the customer and commercial financing portfolio was current and not past due.

At December 31, 2015, the long-term customer financing maturities were as follows:

Year
2017	10.8
2018	8.3
2019	5.1
2020	5.4
Thereafter 2020	15.8

45.4

10.	Collateralized accounts receivable and recourse and non-recourse debt

10.1.	Collateralized accounts receivable

	12.31.2015	12.31.2014
Estimated residual value of leased assets	227.8	184.6
Minimum lease payments receivable	187.8	241.0
Impairment(i)	(7.6)	—

Investment in sales-type lease	408.0	425.6

Current portion	91.4	9.0
Non-current portion	316.6	416.6

(i)	The amount recognized relates to the devaluation of assets linked to structured financing.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2015, the maturities of the amounts classified as non-current assets are as follows:

Year
2017	17.1
2018	48.1
2019	30.5
2020	44.5
Thereafter 2020	176.4

316.6

10.2.	Recourse and non-recourse debt

	12.31.2015	12.31.2014
Recourse debt	359.3	368.7
Non recourse debt	25.5	31.3

	384.8	400.0

Current portion	10.1	10.3
Non-current portion	374.7	389.7

At December 31, 2015, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2017	17.1
2018	12.3
2019	332.6
2020	5.9
Thereafter 2020	6.8

374.7

11.	Guarantee Deposits

	12.31.2015	12.31.2014
Sales financing guarantees(i)	320.7	321.8
Sales structure guarantees(ii)	245.2	251.7
Others	11.4	8.5

	577.3	582.0

(i)	Financial investments denominated in US dollars, tied to sale financing structures until the completion of such structures. These investments earn interest at the annual LIBOR rate

(ii)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt (unrelated party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account in proportion to their guarantee. The amount is returned in the form of cash to the Company at maturity of the financing contracts (from 2016 to 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

In 2004, seeking to ensure profitability compatible with the term of the guarantee, the Company invested principal of US$ 123.4 in 14-year structured notes. This yield enhancement was obtained through a credit default swap (CDS), a transaction which provides the right of early redemption of the note in the case of default by the Company. Upon such default, the note may be redeemed by the holder at its market value or its original face value, which would result in a loss to the Company of all interest accrued to that date.

Default events that can bring forward the due date for the notes include: (a) bankruptcy or insolvency of the Company and (b) failure to pay or restructuring of Company debts in financing contracts.

In the event of default, the maturity dates of these notes will be brought forward and the notes will be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At 31 December 2015 the guarantor to whom the guarantees are linked was in compliance.

12.	Inventories

	12.31.2015	12.31.2014
Raw materials	914.7	996.1
Work-in-process	712.1	649.0
Spare parts	379.1	357.3
Finished goods(i)	159.7	157.6
Advances to suppliers	80.8	92.5
Used aircraft available for sales(ii)	74.6	47.9
Held by third parties	72.8	135.3
Inventory in transit	64.9	93.1
Consumption materials	42.5	40.9
Provision for adjustment to realizable value(iii)	(25.4)	(8.0)
Provision for obsolescence(iv)	(161.2)	(156.4)

	2,314.6	2,405.3

(i)	The following aircraft were held in the finished products inventory:

•	At December 31, 2015: four Legacy 500, two Legacy 650, two Phenom 100, four Phenom 300, one Lineage and one Ipanema; and

•	At December 31, 2014: two EMBRAER 190, two Legacy 650, three Phenom 100, three Phenom 300, one Lineage and ten Ipanema.

Of the total aircraft inventories at December 31, 2015, one Legacy 500 and two Legacy 650 had been delivered by March 09, 2016.

(ii)	The following used aircraft were held in inventory as available for sale:

•	At December 31, 2015: one Legacy 600, two Legacy 650, three Phenom 100 and two Phenom 300; and

•	At December 31, 2014: one Legacy 650, one Phenom 100, three Phenom 300 and one Challenger 604.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft, as follows:

	12.31.2015	12.31.2014
Beginning balance	(8.0)	(19.2)
Additions	(18.8)	(8.2)
Disposals	1.4	19.4

Ending balance	(25.4)	(8.0)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes in the provision for obsolescence were as follows:

	12.31.2015	12.31.2014
Beginning balance	(156.4)	(160.8)
Additions	(52.9)	(79.5)
Disposals	43.8	83.5
Reversals	1.5	1.3
Foreign exchange loss	2.8	(0.9)

Ending balance	(161.2)	(156.4)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

13.	Other Assets

	12.31.2015	12.31.2014
Taxes recoverable(i)	122.1	120.2
Advances for services to be rendered(ii)	116.6	49.3
Court-mandated escrow deposits(iii)	49.0	76.6
Credit with suppliers(iv)	41.1	31.6
Prepaid expenses	30.0	24.8
Advances to employees	11.3	16.8
Loan with a joint operation(v)	8.2	9.0
Compulsory loan	1.0	1.0
Collateral pledge	0.7	0.9
Advances of commissions	—	4.5
Indemnity assets	—	1.9
Other	29.2	17.4

	409.2	354.0

Current portion	289.4	167.9
Non-current portion	119.8	186.1

(i)	Taxes recoverable

	12.31.2015	12.31.2014
Income tax and contribution for social security on net income withheld	6.8	9.4
ICMS (State Value-added Tax) and IPI (Excise Tax)	60.1	69.2
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	36.3	19.3
Others	18.9	22.3

	122.1	120.2

Current portion	67.5	69.4
Non-current portion	54.6	50.8

(ii)	Refers mainly to advances to the supplier hired by the subsidiary Visiona to launch the geostationary satellite.

(iii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal taxes and contributions where a liability has been established, as described in Note 23.

(iv)	Refers to rework carried out on products supplied by third parties, to be reimbursed in accordance with contractual agreements and credits negotiated with certain suppliers that will be consumed over time.

(v)	Refers to the joint operation of the Embraer Group (2.1.4), in which only assets and liabilities under the Company’s responsibility are consolidated. Thus, the amount presented refers to the balance of the intercompany loan receivable from the other partner of EZ Air Interior Limited.

14.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Wholly-owned subsidiaries and special purpose entities (SPEs) controlled directly or indirectly by the Company and jointly controlled entities are described in the notes 2.1.2 and 2.1.3 and are consolidated into the Embraer group.

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of the wholly owned subsidiaries of the group.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

There are inherent risks to the operations of these entities, the most significant of which are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest);

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes;

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations; and

•	Liquidity risk: financial inability to meet financial obligations.

(ii)	Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below, however, based on contractual agreements and analysis of the current accounting standards, the Company has control and therefore has the right to consolidate these entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
Bradar Indústria S.A.	Brazil	95.0%	5.0%
OGMA—Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
Harpia Sistemas S.A.	Brazil	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Bradar Aerolevantamento Ltda	Brazil	25.0%	75.0%

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers enumerated in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

An agreement with Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time and can be transferred to any person, which determines the control of Bradar Aerolevantamento by the Embraer group, despite holding only 25% of its capital.

The financial position of the group entities that have non-controlling interests is summarized below:

	12.31.2015	12.31.2014
Cash and cash equivalent	87.2	106.4
Current assets	286.7	329.0
Non current assets	134.3	126.0
Current liabilities	141.6	163.8
Non current liabilities	25.7	49.4
Noncontrolling interest	101.9	100.0
Revenue	292.8	323.8
Net income for the year	23.8	25.0

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members the joint management of the relevant activities of the entities.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The net assets and liabilities of the joint operations are recognized in consolidation in accordance with the rights and obligations assigned to Embraer.

	12.31.2015	12.31.2014
Cash and cash equivalent	1.8	1.4
Current assets	26.2	20.0
Non current assets	5.1	4.3
Current liabilities	18.5	11.8
Non current liabilities	20.4	15.9
Revenue	31.2	18.7
Net loss for the year	(3.8)	(2.5)

(iv)	Interests in other companies

Interest in other companies in the Embraer Group is represented only by the 25% participation of Embraer Defesa & Segurança Participações S.A. in AEL Sistemas SA. Despite this interest, the Embraer Group does not have significant influence on the management of this entity, and therefore the investment is measured as a financial instrument in the consolidated financial statements at fair value. At December 31, 2015 and December 31, 2014 the balances were US$ 1.9 and US$ 2.5, respectively.

15.	Related Parties

15.1.	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account

•	of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

15.1.1	December 31, 2015

	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	141.3	2.5	328.7	396.3	4.4	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	154.1	—	386.1	(20.3)	—
Caixa Econômica Federal	248.1	25.7	—	—	27.3	—
Brazilian Air Force	350.4	143.6	—	—	—	(84.9)
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(22.6)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	5.8	—	—
Brazilian Army	4.2	—	—	—	—	(4.6)
Financiadora de Estudo e ProjetosTotal—FINEP	—	7.2	—	54.3	(2.6)	—
Telecomunicações Brasileiras S.A.—Telebrás	61.4	150.6	—	—	—	21.5

	805.4	483.7	328.7	842.5	8.8	(90.6)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.1.2	December 31, 2014

	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	240.7	1.4	320.5	396.4	60.8	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	50.9	—	386.8	(14.9)	—
Brazilian Air Force	277.3	198.5	—	—	—	89.1
Caixa Econômica Federal	247.2	0.1	—	37.6	24.7	—
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(29.2)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	6.3	—	—
Brazilian Army	17.4	—	—	—	—	12.3
Financiadora de Estudo e Projetos—FINEP	—	9.5	—	88.1	(2.0)	—
Telecomunicações Brasileiras S.A.—Telebrás	46.5	20.3	—	79.5	—	31.9

	829.1	280.7	320.5	994.7	68.6	104.1

15.1.3	December 31, 2013

	Financial Results	Operating Results
Banco do Brasil S.A.	47.1	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	(18.3)	—
Brazilian Air Force	—	130.3
Caixa Econômica Federal	7.9	—
Embraer Prev—Sociedade de Previdência Complementar	—	(29.1)
Brazilian Army	—	5.7
Financiadora de Estudo e Projetos—FINEP	(1.7)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	3.7

	35.0	110.6

15.2.	Brazilian Federal Government

Through its direct and indirect interests and on account of holding a “golden share”, the Brazilian Federal Government is a significant shareholder. At December 31, 2015, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social—BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force);

•	a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.3.	Remuneration of key management personnel:

	12.31.2015	12.31.2014
Short-term benefits(i)	10.2	15.9
Share based payment	6.9	5.8
Labor contract termination	0.7	1.2

Total remuneration	17.8	22.6

(i)	Includes salaries and social security contributions.

Key Management includes members of the statutory Board of Directors and Executive Directors.

No post-retirement or long-term benefits were recognized in 2015 and 2014.

16.	Property, Plant and Equipment

The annual weighted average rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year:

Class of assets	Weighted average rate (%)
	12.31.2015	12.31.2014
Buildings and improvements	3.8%	4.0%
Installations	7.9%	8.9%
Machinery and equipment	12.8%	11.8%
Furniture and fixtures	12.8%	13.6%
Vehicles	26.2%	19.6%
Aircraft	10.5%	12.3%
Computers and peripherals	26.6%	26.0%
Tooling	12.4%	10.2%
Exchange pool program assets	4.9%	7.6%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8
Additions	—	1.6	—	65.1	2.5	0.8	23.6	13.0	81.7	9.9	71.6	71.7	341.5
Disposals	—	(0.1)	(0.1)	(5.5)	(0.5)	(0.4)	(158.6)	(2.2)	(1.9)	—	(13.7)	(2.2)	(185.2)
Impairment	—	—	—	—	—	—	(11.6)	—	—	—	—	—	(11.6)
Reclassifications*	—	40.6	7.1	66.5	3.5	1.0	(50.7)	(9.0)	33.9	(21.3)	(6.1)	(122.3)	(56.8)
Translation adjustments	—	(3.2)	(0.5)	(14.1)	(0.7)	(0.4)	(0.5)	(1.6)	(0.2)	(0.2)	(15.5)	(1.3)	(38.2)

At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5

Accumulated depreciation At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)
Depreciation	—	(15.9)	(4.0)	(49.9)	(4.0)	(1.1)	(31.9)	(11.5)	(26.2)	—	(17.4)	—	(161.9)
Disposals	—	—	—	0.8	0.3	—	75.1	1.4	0.4	—	5.9	—	83.9
Reclassifications*	—	(0.5)	0.5	—	—	—	17.7	—	—	—	—	—	17.7
Translation adjustments	—	0.9	0.2	11.6	0.4	0.4	0.3	0.9	0.2	—	(2.7)	—	12.2

At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)

Net At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7
Additions	—	1.7	—	59.9	4.5	0.6	19.5	12.1	45.6	15.8	36.7	87.3	283.7
Disposals	—	(0.1)	—	(4.5)	(0.4)	(0.3)	—	(0.5)	(8.2)	—	(11.4)	(1.2)	(26.6)
Impairment	—	—	—	—	—	—	(10.8)	—	—	—	—	—	(10.8)
Reclassifications*	—	61.4	11.6	55.9	2.4	0.3	(65.3)	5.0	(4.0)	(20.0)	10.8	(105.1)	(47.0)
Translation adjustments	(0.1)	(6.0)	(0.4)	(16.6)	(0.6)	(0.5)	3.2	(1.2)	(0.6)	2.8	(26.7)	(3.5)	(50.2)

At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8

Accumulated depreciation
At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)
Depreciation	—	(14.8)	(3.9)	(37.0)	(3.7)	(0.8)	(47.0)	(9.5)	(20.2)	—	(32.0)	—	(168.9)
Disposals	—	—	—	4.6	0.5	0.1	—	0.3	0.6	—	4.8	—	10.9
Reclassifications*	—	—	—	—	—	—	20.8	—	—	(8.3)	—	—	12.5
Translation adjustments	—	0.8	0.1	11.1	0.5	0.5	0.1	0.5	0.1	—	15.2	—	28.9

At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)

Net
At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3
At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress (ii)	Total
Cost At December 31, 2012	11.1	443.0	127.8	512.1	54.4	15.6	588.1	128.2	327.6	67.3	460.3	136.6	2,872.1
Additions	—	4.1	—	79.5	3.2	0.6	61.5	18.8	49.8	11.3	85.6	127.0	441.4
Additions —business combination	—	—	—	—	—	—	—	0.3	—	—	—	—	0.3
Disposals	—	—	(0.1)	(5.8)	(1.0)	(0.8)	(0.5)	(1.6)	—	(1.1)	(0.8)	(2.2)	(13.9)
Impairment	—	—	—	—	—	—	(14.1)	—	—	—	—	—	(14.1)
Reclassifications*	—	72.0	6.5	56.6	2.3	0.3	(59.8)	0.1	9.6	(43.0)	42.6	(114.7)	(27.5)
Translation adjustments	—	1.5	(0.1)	4.2	0.9	0.2	(0.5)	1.8	0.2	1.3	(10.8)	5.7	4.4

At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7

Accumulated depreciation At December 31, 2012	—	(137.9)	(87.3)	(309.8)	(29.1)	(11.3)	(155.3)	(104.9)	(169.9)	(1.3)	(126.9)	—	(1,133.7)
Depreciation	—	(13.1)	(3.0)	(23.5)	(3.4)	(0.9)	(50.6)	(7.4)	(18.0)	—	(25.9)	—	(145.8)
Disposals	—	—	0.1	4.8	0.9	0.8	0.5	1.4	—	—	0.7	—	9.2
Reclassifications*	—	—	—	(0.3)	—	—	13.8	0.5	(0.3)	0.2	—	—	13.9
Translation adjustments	—	(0.3)	0.1	(1.9)	(0.3)	(0.2)	0.1	(0.4)	(0.1)	—	(10.0)	—	(13.0)

At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)

Net At December 31, 2012	11.1	305.1	40.5	202.3	25.3	4.3	432.8	23.3	157.7	66.0	333.4	136.6	1,738.4
At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3

*	Non-cash transactions. In the column “Aircraft” this amount relates to aircraft owned by Embraer’s subsidiary ECC Leasing. The balances relating to the aircraft were transferred between property plant and equipment and inventory.

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December 31, 2015: 28 ERJ 135, nine ERJ 145, six EMBRAER 170, one EMBRAER 175, one EMBRAER 190, one EMBRAER 120, one 690B, and; and

•	December 31, 2014: 41 ERJ 135, 17 ERJ 145, seven EMBRAER 170, one EMBRAER 175, two EMBRAER 190, one EMBRAER 120, one Legacy 600, one 690B, and one EMB-810C.

(ii)	Refers mainly to construction projects to expand installed capacity for the manufacture of new products.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Financial charges of US$ 0.7 on funds invested in fixed were capitalized in the year ended December 31, 2015 (at December 31, 2014, there were no financial charges on funds invested in fixed assets).

At December 31, 2015, property, plant and equipment of US$ 113.7 were pledged as collateral for loans, financing and labor contingencies. (December 31, 2014, US$ 189.4).

17.	Intangible Assets

Internally developed intangible assets relate to expenditure incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and also the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	302.5	86.1	—	11.6	—	27.4	—	—	427.6
Contributions from suppliers	(140.0)	—	—	—	—	—	—	—	(140.0)
Translation adjustments	—	—	—	—	(2.0)	—	(21.9)	1.1	(22.8)

At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)
Amortization	(71.0)	(65.5)	—	—	—	(17.9)	—	(0.5)	(154.9)
Amortization of contribution from suppliers	19.0	14.8	—	—	—	—	—	—	33.8
Translation adjustments	—	—	—	—	0.8	—	—	—	0.8

At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.0)	(1,494.8)

Intangible, net
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4
Additions	203.2	169.8	—	12.7	—	29.7	—	—	415.4
Contributions from suppliers	(133.4)	(52.0)	—	—	—	—	—	—	(185.4)
Reclassifications	—	17.1	—	—	—	—	—	—	17.1
Translation adjustments	—	—	—	—	(2.9)	—	—	(0.2)	(3.1)

At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.8)		(5.4)	(128.1)	—	(2.1)	(1,282.3)
Amortization	(65.7)	(35.6)	(0.8)	—	—	(14.9)	—	(0.4)	(117.4)
Amortization of contribution from suppliers	19.6	5.6	—	—			—		25.2

At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)

Intangible, net
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2012	996.8	845.8	25.6	—	14.7	175.0	39.4	21.8	2,119.1
Additions	98.8	171.8	—	11.8	—	34.3	(1.1)	1.0	316.6
Additions —business combination	—	—	—	—	2.9	—	—	—	2.9
Contributions from suppliers	(51.8)	—	—	—	—	—	—	—	(51.8)
Disposals	—	—	—	—	—	(3.1)	—	—	(3.1)
Reclassifications	—	10.3	—	—	—	—	—	—	10.3
Translation adjustments	—	—	—	—	(2.6)	—	—	—	(2.6)

At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4

Acumulated amortization
At December 31, 2012	(785.1)	(235.4)	(24.0)	—	(2.4)	(112.7)	—	(0.7)	(1,160.3)
Amortization	(59.9)	(67.4)	(0.8)	—	—	(15.3)	—	(1.4)	(144.8)
Additions —business combination	—	—	—	—	(2.9)	(0.1)	—	—	(3.0)
Amortization of contribution from suppliers	19.5	6.6	—	—	—	—	—	—	26.1
Reclassifications	—	(0.2)	—	—	—	—	—	—	(0.2)
Translation adjustments	—	—	—	—	(0.1)	—	—	—	(0.1)

At December 31, 2013	(825.5)	(296.4)	(24.8)	—	(5.4)	(128.1)	—	(2.1)	(1,282.3)

Intangible, net
At December 31, 2012	211.7	610.4	1.6	—	12.3	62.3	39.4	21.1	958.8
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1

In the year ended December 31, 2015, the Company capitalized US$ 11.4 of the interest incurred on financing of intangible assets. (December 31, 2014 US$ 9.1).

18.	Impairment test

The Company assessed its cash-generating units (CGUs) at December 31, 2015, without identifying any indication of impairment, except for certain aircraft in property, plant and equipment. Impairment calculated for aircraft is recognized in the Commercial Aviation or Executive Aviation operating segments, according to their characteristics. CGUs holding intangible assets were also tested for impairment at December 31, 2015, irrespective of the absence of indications of losses. No indication of impairment was identified.

In this calculation, a discount rate (expectation of return for investors) was applied on the cash-flows presented in the Company’s Strategic Plan.

Goodwill based on future profitability related to the acquisition of subsidiaries was tested on a pro rata basis together with other fixed and intangible assets allocated to the CGUs in which these subsidiaries operate. No impairment adjustment was identified.

19.	Trade accounts payable

	12.31.2015	12.31.2014
Foreign suppliers	661.5	622.9
Risk partners(i)	321.6	282.1
Domestic suppliers	51.8	75.6

	1,034.9	980.6

(i)	The Company’s risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior components and fuselage parts. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery. Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.	Loans and Financing

	Currency	Contractual interest rate—%	Effective interest rate—%	Maturity	12.31.2015	12.31.2014
Other currencies:		1.25% to 6.38%	1.25% to 7.42%	2025	2,413.7	1,402.4
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	18.0	18.0
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	206.4	101.9
	Euro	1.00% a 3.37%	1.00% a 3.37%	2020	22.2	82.4
Project development	US$	6.08%	6.08%	2015	—	0.2
Property, plant and equipment	US$	2.13% Libor 1M + 2.44%	2.13% Libor 1M + 2.44%	2030 2035	62.5	64.4
Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.1

In local currency:					2,722.9	1,669.4

Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	76.3	113.2
Project development	R$	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	3.50 % to 5.50% TLPJ + 1.92% a 5.00%	2023 2022	459.4	420.6
Credit Note for Exportation	R$	5.50% to 11.00%	5.5% to 11.00%	2019	271.2	304.8
Working capital	R$	15.39% to 17.00%	15.39% to 17.00%	2015	0.7	—
Finance leasing	R$	CDI + 1.20%	CDI + 1.20%	2016	—	0.1

					807.6	838.7

Total					3,530.5	2,508.1

Current portion					219.4	89.7
Non-current portion					3,311.1	2,418.4

In October 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited, which only performs financial operations, issued US$ 400.0 in Guaranteed Notes at 6.375% p.a. due on January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 in guaranteed notes at 6.375% p.a., due on January 15, 2020. Both operations are fully and unconditionally guaranteed by the Parent Company.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017 the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696%, maturing on September 16, 2023.

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

In February 2013, Embraer S.A. contracted loans of R$ 712.0 million, equivalent to US$ 229.5, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export, at a fixed rate of 5.50% p.a. At December 31, 2015 the amount still outstanding was R$ 437 million, equivalent to US$ 111.9 million.

On March and April, 2013, Embraer S.A. contracted a loan of R$ 200.0 million, equivalent to US$ 51.2, at a fixed rate of 5.50% p.a., through the BNDES Investment Support – BNDES PSI – Pre-Shipment Subprogram (Programa BNDES de Sustentação do Investimento – BNDES PSI –Subprograma Exportação de Pré-embarque) funding line, for investment in export production activities.

In August 2013, Embraer S.A. contracted financing totaling approximately R$ 303.9 million, equivalent to US$ 77.8, at a rate fixed 3.50% per annum, from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program. At December 31, 2015 the Company had received the amount of R$ 190.3 million equivalent to US$ 48.7 million.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

In December 2013, Embraer S.A. signed a contract with the BNDES for use in developments projects in the amount of approximately R$ 1.4 billion, equivalent to US$ 361.5, received in full by December 31, 2015.

In June 2015, the Company’s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1 billion in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a fully-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

In December 2015, Embraer SA contracted loans of R$ 685 million, equivalent to US$ 175.4, at a weighted average rate of 10.96% a year, in the form of Export Credit Notes in order to invest in export and production of goods for export.

At December 31, 2015, the maturities of the long-term financing agreements are as follows:

Year
2017	424.3
2018	244.7
2019	100.8
2020	228.5
After 2020	2,312.8

3,311.1

20.1.	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2015	12.31.2014
Loans
US dollar	2,700.7	1,587.0
Brazilian Real	807.6	838.7
Euro	22.2	82.4

	3,530.5	2,508.1

20.2.	Interest and guarantees

At December 31, 2015, loans denominated in US dollars (75% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.26% p.a. (5.56% p.a. at December 31, 2014). Additionally, as at December 31, 2015, the Company had loans denominated in Euros (2% of the total), subject to fixed interest at an average annual weighted rate of 5.68% p.a. (6.221% p.a. at December 31, 2014).

At December 31, 2015, loans denominated in Reais (23% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2015 was 6.43% p.a. (6.01% p.a. at December 31, 2014).

At December 31, 2015, loans demoninated in euros (1% of the total) were predominantly subject to fixed charges and weighted average rate of 1.79% pa (2.91% pa at December 31, 2014).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 471.3 as at December 31, 2015 (US$ 461.9 at December 31, 2014) were provided as collateral for loans.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.3.	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on financing, and transactions with affiliated companies.

As at December 31, 2015, the Company was in compliance with all the restrictive clauses.

21.	Other payables

	12.31.2015	12.31.2014
Provisions related to payroll(i)	97.2	128.1
Other accounts payable(ii)	94.5	73.2
Contractual obligations(iii)	71.3	122.7
Commissions	21.9	23.7
Provision employee profit sharing	17.8	32.0
Long-term incentive(iv)	9.8	4.0
Insurance	8.1	6.0
Accrued materials(v)	4.2	5.9
Brazilian air force	2.6	2.2
Non controlling interest option(vi)	2.2	2.4
Security deposit	0.9	11.6
Financial credit	0.2	0.3

	330.7	412.1

Current portion	291.1	324.5
Non-current portion	39.6	87.6

(i)	Refers to the accrued vacation and related charges recorded in the consolidated financial statements;
(ii)	Primarily expenses incurred at the reporting date, with payments occurring within one month;
(iii)	Mainly amounts recorded to cover maintenance costs of aircraft under operating lease agreements and contractual commitments assumed on the sale of new aircraft or closing of financial residual value guarantees;
(iv)	Refers to the Long Term Incentive (LTI) granted to Company employees in the form of virtual shares, as described in Note 30—Share-based compensation;
(v)	Accessories or components to be installed in aircraft already delivered, in accordance with the contracts; and
(vi)	Refers to options of non-controlling interests (for which the right to exercise has not yet occurred) which may require some or all of their interest in the investees to be purchased by the Company.

22.	Advances from customers

	12.31.2015	12.31.2014
Denominated in U.S. dollars	704.2	596.8
Denominated in Reais	203.7	231.8

	907.9	828.6

Current portion	743.8	652.5
Non-current portion	164.1	176.1

The balance of advances from customers related to construction contracts using the POC method is US$ 361.2, at December 31, 2015 (US$ 203.6 at December 31, 2014).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

23.	Taxes and payroll charges payable

The Company is challenging, through both administrative and judicial proceedings, the constitutionality of the tax calculation base and its expansion, as well as the rate increase on certain taxes, social contributions and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years. By means of such administrative and judicial proceedings, the Company has obtained injunctions and similar measures to suspend collection or offset payment of taxes and social contributions and charges. Provisions have been recorded for taxes not collected, as a result of preliminary legal decisions, and updated based on changes in the SELIC interest rate, pending a final and definitive decision.

	12.31.2015	12.31.2014
INSS (social security contribution)(i)	92.9	123.8
Taxes refinancing program(ii)	21.9	95.5
IRRF (income tax withholding income tax)	14.9	20.4
PIS and COFINS(iii)	7.3	9.8
FGTS (government employee severance indemnity fund)	5.2	6.8
IPI (manufacturing tax)	1.3	2.6
Others	7.9	10.8

	151.4	269.7

Current portion	70.8	125.6
Non-current portion	80.6	144.1

(i)	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995, the liability for which is suspended following a lower court decision in a civil suit. The Company received a favorable decision in November 2013 and is awaiting judgment of the appeal filed by the Treasury. The amount involved is US$ 42.6 at December 31, 2015 (US$ 72.4 at December 31, 2014).

The Company has also filed an application for advance relief, claiming waiver of the standards that govern the Accident Prevention Factor (FAP).

The advance relief was granted in March 2011, suspending the liability for the tax credit, and revoked in September 2012. The Company made the court-mandated escrow deposit, maintaining the suspension of the FAP tax credit liability for 2010 and 2011 of US$ 8.6. Suspension of the FAP tax credit liability was granted in September 2014and the Company is awaiting judgment of the appeal filed by the Treasury.

With regard to 2013 and 2012, the amounts involved are still suspended due to filing of an administrative appeal disputing the indices used in the Accident Prevention Factor. The amount involved at December 31, 2015, is US$ 27.3, for which a provision has been recorded (US$ 29.3 at December 31, 2014).

Additionally, in February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. As a result of a lower court decision, the amounts relating to paid notice and certain indemnity payments were excluded from the calculation base for the employer’s social security contribution and a provision was recorded, pending a final successful outcome of the court case. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision in relation to US$ 2.1. Currently the remaining amount involved in the dispute in respect of the notice established in the collective agreement is US$ 7.1 at December 31, 2015 (US$ 11.9 at December 31, 2014).

(ii)	The Company included in taxes refinancing program debts previously under dispute in the judicial and administrative spheres in relation to recognition of the constitutional immunity of social contribution tax on exports as well as the tax basis and tax rates on certain and specific remittances abroad.

The total amount of the debt, net of the escrow deposit, was US$ 101.8 in December 2013, paid in 30 monthly installments, in relation to the consolidation in November 2009, plus the Selic rate for the period. The remaining amount at December 31, 2015 was US$ 20.9 (US$ 93.6 at December 31, 2014).

(iii)	This refers to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law nº 11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base and an appeal decision is awaited. The amount involved in the suit is US$ 2.7 (US$ 3.8 at December 31, 2014).

With respect to the litigation issues mentioned above, the remaining provisions will be kept until there is a final outcome and no further appeals can be made.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

24.	Income Taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in Reais and the accounting basis is measured in US dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Based on the expectation of future taxable income, the Company recorded deferred tax assets based on tax losses carryforwards.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

24.1.	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	12.31.2015	12.31.2014	12.31.2013
Temporarily non-deductible provisions	(2.8)	(64.9)	(69.8)
Tax loss carryforwards	20.5	17.9	22.3
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(407.1)	(204.7)	(123.7)
Gains not realized from sales of Parent Company to subsidiairies	19.9	28.0	19.4
Effect of differences by fixed asset	(36.1)	(31.0)	(29.7)
Differences between basis: account x tax	(7.2)	(7.6)	(19.2)

Deferred tax assets (liabilities), net	(412.8)	(262.3)	(200.7)

Total deferred tax asset	4.5	8.1	8.5
Total deferred tax liability	(417.3)	(270.4)	(209.2)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The changes in deferred income tax that affected profit and loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2012	(22.3)	8.7	(13.6)

Temporarily non-deductible provisions	(64.8)	4.8	(60.0)
Tax loss carryforwards	(4.7)	—	(4.7)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(91.1)	—	(91.1)
Provision Gain not realized at sales from Controlling company to subsidiairies	2.9	—	2.9
Effect of differences by fixed asset	(7.2)	—	(7.2)
Differences between basis: account x tax	(27.8)	0.8	(27.0)

At December 31, 2013	(215.0)	14.3	(200.7)

Temporarily non-deductible provisions	(3.4)	—	(3.4)
Tax loss carryforwards	(1.7)	—	(1.7)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(81.0)	—	(81.0)
Gains not realized from sales of Parent Company to subsidiairies	10.9	—	10.9
Effect of differences by fixed asset	(4.8)	—	(4.8)
Differences between basis: account x tax	1.3	17.1	18.4

At December 31, 2014	(293.7)	31.4	(262.3)

Temporarily non-deductible provisions	62.1	—	62.1
Tax loss carryforwards	2.6	—	2.6
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	—	(202.4)
Gains not realized from sales of Parent Company to subsidiairies	(8.1)	—	(8.1)
Effect of differences by fixed asset	(5.0)	—	(5.0)
Differences between basis: account x tax	14.6	(14.3)	0.3

At December 31, 2015	(429.9)	17.1	(412.8)

24.2.	Reconciliation of income tax expense

	12.31.2015	12.31.2014	12.31.2013
Profit before taxation	336.2	503.9	602.4

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	(114.3)	(171.3)	(204.8)

Tax on profits of overseas subsidiaries	(5.7)	(6.3)	(8.5)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	(81.0)	(91.1)
Research and development tax incentives	44.9	78.3	80.2
Interest on own capital	12.5	28.1	23.6
Fiscal credits (recognized and non recognized) and tax rate	(1.5)	4.6	(63.6)
Other difference between IFRS and fiscal basis	5.1	(1.3)	6.7
Other	6.0	(7.3)	1.1

	(141.1)	15.1	(51.6)

Income tax and social contribution income (expense) benefit as reported	(255.4)	(156.2)	(256.4)

Current income tax and social contribution (expense) benefit as reported	(119.2)	(77.1)	(63.8)
Deferred income tax and social contribution income (expense) benefit as reported	(136.2)	(79.1)	(192.6)

The effective tax rate for the year ended December 31, 2015 was 76.0% as compared to 31.0% at December 31, 2014.

The average effective rate of current income tax and social contribution for the year ended December 31, 2015 was 35.5% as compared to 15.3% at December 31, 2014.

25.	Financial Guarantees and Residual Value Guarantees

	12.31.2015	12.31.2014
Financial guarantee of residual value	94.7	94.4
Accounts payable (i)	57.4	81.8
Financial guarantee	40.1	61.8
Additional provision (i)	100.9	—

	293.1	238.0

Current portion	161.5	29.5
Non-current portion	131.6	208.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The activity on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2012	54.5	59.5	258.5	211.9	584.4

Additions	30.6	0.8	3.8	6.7	41.9
Disposals	—	—	(121.4)	(66.4)	(187.8)
Reversals	—	—	(2.7)	(170.5)	(173.2)
Market value	—	21.3	—	18.3	39.6
Guarantee amortization	(11.4)	—	—	—	(11.4)

At December 31, 2013	73.7	81.6	138.2	—	293.5

Additions	1.2	—	4.0	—	5.2
Disposals	—	(6.3)	(60.4)	—	(66.7)
Market value	—	19.1	—	—	19.1
Guarantee amortization	(13.1)	—	—	—	(13.1)

At December 31, 2014	61.8	94.4	81.8	—	238.0

Additions	—	—	3.0	114.0	117.0
Disposals	—	—	(40.5)	—	(40.5)
Re-measurement (ii)	(9.0)	—	—	—	(9.0)
Reclassifications (iii)	—	—	13.1	(13.1)	—
Market value	—	0.3	—	—	0.3
Guarantee amortization	(12.7)	—	—	—	(12.7)

At December 31, 2015	40.1	94.7	57.4	100.9	293.1

(i)	Accounts payable and additional provision:

•	American Airlines—Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines in 2012. At December 31, 2015 the obligation assumed in accounts payable was US$ 57.4 (December 31, 2014 – US$ 81.0)

•	On February 25, 2016, the Company’s customer Republic Airways Holding, flilled for bankruptcy protection (Chapter 11) with the United States of America Court. As a result of this filling, the Company recognized a provision US$ 100.9, to cover losses related to obligations with financial guarantees offered to the main financing agent to the ERJ 140/145 aircraft acquired by this customer. Management recognized the provision considering its best estimates based on the information contained on the reorganization filling document.

(ii)	The Company granted FLDG guarantees for certain ERJ 145 aircraft in prior year sales drives. Until the third quarter of 2015, such guarantees were measured based on the maximum exposure model calculated on the principal to be paid to the lender by the customer for each aircraft. A new model, the “Guarantee Pool”, was set up for such guarantees in the fourth quarter of 2015, to ensure the best negotiation for both parties. In the new model, the maximum exposure was fixed at an amount agreed by the customer, the Company and the lender, without changing the coverage time of guarantees granted previously and including new sales in the guarantee in line with deliveries. Taking into account that the maximum exposure in 2015 was fixed at a lower amount than previously recognized, the balance registered in the liability for the FLDG guarantee was adjusted in accordance with the new model.

(iii)	Refers to the transfer of financial guarantees held between provisions and accounts payable due to formalization by the parties of the exercise of such guarantees.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.	Provisions and contingent liabilities

26.1.	Provisions

	12.31.2015	12.31.2014
Product warranties (i)	95.7	87.3
Provisions for labor, taxes and civil (ii)	49.9	80.4
Post retirement benefits	26.8	41.2
Taxes	16.9	25.3
Environmental provision (iii)	1.7	4.3
Other	13.6	10.0

	204.6	248.5

Current portion	95.7	95.4
Non-current portion	108.9	153.1

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 26.1.1.
(iii)	The Company maintains allowances for spending on soil research and potential environmental recovery services.

26.1.1	Labor, tax and civil provisions

	12.31.2015	12.31.2014
Tax related
PIS and COFINS (i)	16.3	12.7
Social security contributions (ii)	6.8	9.9
ICMS (iii)	3.3	4.6
FUNDAF (iv)	3.1	4.6
Import taxes (v)	1.5	2.2
Others	0.4	0.7
	31.4	34.7
Labor related
Plurimas 461/1379 (vi)	7.0	9.8
Reintegration (vii)	2.3	2.7
Indemnity (viii)	1.7	3.4
Third parties	0.3	0.3
Others	5.3	27.4
	16.6	43.6
Civil related
Indemnity (ix)	1.9	2.1
	1.9	2.1

	49.9	80.4

Current portion	20.0	17.5
Non-current portion	29.9	62.9

(i)	The Company calculated credits on the contributions related to PIS and COFINS in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay work-related environmental risk allowances. This dispute resulted in a favorable decision for the Company, which now awaits a pronouncement by the Treasury.
(iii)	The Company is contesting in the administrative sphere the Deficiency and Penalty Notice (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, on the understanding that the services to which the AIIM refers are not subject to ICMS. There has been no decision to date in respect of the Company’s motion to deny.
(iv)	In March 2005, a Deficiency and Penalty Notice (AIIM) was filed against the Company, demanding payment of the Treasury Management Modernization Fund (Fundo de Modernização da Administração Fazendária—FUNDAF) contribution. As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	Two Deficiency and Penalty Notices issued against the Company involving the drawback regime. The first was filed due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences in relation to the tax classification of certain products. Both disputes are running in the courts and are respectively, in the Special Appeal analysis phase in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the Federal Regional Court—TRF (Tribunal Regional Federal).
(vi)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(vii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.24 of the December 31, 2015 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environment provision	Other	Total
At December 31,2012	110.6	61.4	62.8	4.2	—	14.6	253.6

Additions	98.0	15.0	21.0	4.0	5.8	10.9	154.7
Interest	—	4.7	4.1	—	—	—	8.8
Used/payments	(68.5)	(3.1)	(2.0)	—	—	—	(73.6)
Reversals	(35.1)	—	(9.6)	(1.0)	—	(16.2)	(61.9)
Translation adjustments	(1.1)	(7.0)	(7.4)	0.1	(0.5)	(1.5)	(17.4)

At December 31, 2013	103.9	71.0	68.9	7.3	5.3	7.8	264.2

Additions	89.2	3.0	31.2	18.0	2.1	5.0	148.5
Interest	—	4.8	5.0	—	—	—	9.8
Used/payments	(64.1)	(0.7)	(9.8)	—	(2.5)	(3.0)	(80.1)
Reversals	(38.9)	(30.0)	(7.2)	—	—	—	(76.1)
Translation adjustments	(2.8)	(6.9)	(7.7)	—	(0.6)	0.2	(17.8)

At December 31, 2014	87.3	41.2	80.4	25.3	4.3	10.0	248.5

Additions	84.4	(4.7)	14.1	1.0	1.0	5.0	100.8
Interest	—	3.1	4.7	—	—	—	7.8
Reclassifications	—	—	0.1	—	—	—	0.1
Used/payments	(53.9)	(1.1)	(21.5)	(10.0)	—	(3.0)	(89.5)
Reversals	(22.3)	—	(11.5)	—	(2.0)	—	(35.8)
Translation adjustments	0.2	(11.7)	(16.4)	0.6	(1.6)	1.6	(27.3)

At December 31, 2015	95.7	26.8	49.9	16.9	1.7	13.6	204.6

26.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent asset arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. All the Company’s contingent liabilities are listed below:

•	The administrative dispute regarding the tax assessment which addresses the accounting for and recognition of compensation in the Administrative Appeals Council, related Income Tax and Social Contribution is ongoing. The total amount at December 31, 2015 is US$ 27.6 (US$ 37.9 at December 31, 2014).

•	In September, 2010, the Company received a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act in relation to certain aircraft sales outside of Brazil. In response, the Company retained external counsel to conduct an internal investigation of sales in three countries.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

In the light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are ongoing and the Company will continue to cooperate with the appropriate authorities as the circumstances require. The Company started discussions with the DOJ with the objective of settling by resolution the investigations related to non-conformity with the FCPA. Any action in these or other inquiries and related developments and proceedings in other countries may result in substantial fines for the Company and other sanctions or significant adverse consequences. Based upon the opinion of its external counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

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

•	The Company has contingent liabilities amounting to US$ 10.2 at December 31, 2015 related to labor suits (US$ 15.3 on December, 2014).

27.	Post-retirement benefits

	12.31.2015	12.31.2014
Medical benefits plan Brazil	22.5	36.8
Medical benefits plan subsidiaries abroad	4.3	4.4

Post-retirement benefits	26.8	41.2

27.1.	Post-retirement healthcare benefits provided by the Company in Brazil

The Company amended its healthcare plan for retired employees, classified as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times at which the contribution made by the retired employees is insufficient to cover the medical plan expenses, which would represent exposure for the Company.

In 2014 the Company announced changes in employee participation in the health care plan with regard to the contribution table. These changes have been challenged by the Union, which obtained an injunction suspending the change in the amounts charged to eligible employees, however, the change was applied for employees assisted by the benefit. In the case of other plan participants, the Company has not reviewed its exposure, and is awaiting a legal decision to proceed with a possible change of employee participation policy in the health care plan.

The rational of this recognition is described in the accounting policy (Note 2.2.26—b). The amounts recognized in the statement of financial position are:

	12.31.2015	12.31.2014
Benefit obligation—beginning of year	36.8	68.5
Cost of service	—	0.7
Interest on the value of the obligation	2.9	4.5
Actuarial gain (loss) from demographic assumptions	(1.1)	(0.1)
Actuarial gain (loss) from financial assumptions	—	1.7
Benefits paid directly by the company	(3.1)	(0.5)
Cost incurred service—plan amendments	(1.1)	(30.0)
Translation adjustments	(11.9)	(8.0)

Benefit obligation—end of year	22.5	36.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The main actuarial assumptions were as follows:

	12.31.2015	12.31.2014
Discount rate	12.6%	11.8%
Inflation	5.0%	5.2%
Growth rate of medical costs (next year)	11.0%	11.2%
Growth of (long term) medical cost rate	6.0%	6.2%

27.2.	Post-retirement healthcare benefits provided by subsidiaries abroad

Embraer Aircraft Holding sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the employee concerned and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

The changes in the post-retirement benefits are summarized as follows:

	Other Post retirement Benefits
	12.31.2015	12.31.2014	12.31.2013
Benefits Obligations—beginning of the year	4.4	2.5	4.4
Interest cost	(0.2)	0.3	0.3
Actuarial loss	0.2	1.7	(2.0)
Benefits paid to participants	(0.1)	(0.1)	(0.2)

Benefits Obligations—end of year	4.3	4.4	2.5

The changes in plan assets were as follows:

	Other Post retirement Benefits
	12.31.2015	12.31.2014	12.31.2013
Fair value of plan assets—beginning of the year	1.1	1.2	1.1
Actual return on plan assets	—	0.1	0.3
Benefits paid to participants	(0.2)	(0.2)	(0.2)

Fair value of plan assets—end of year	0.9	1.1	1.2

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit costs are summarized as follows:

	Other Post retirement Benefits
	12.31.2015	12.31.2014	12.31.2013
Accrued cost—Unfunded status	(4.3)	(4.4)	(2.5)

	(4.3)	(4.4)	(2.5)

The principal actuarial assumptions utilized were as follows:

	Other Post retirement Benefits
	%	%	%
	12.31.2015	12.31.2014	12.31.2013
Average discount rate	4.00%	4.75%	3.75%
Net periodic benefit cost	4.25%	4.00%	4.75%
Rate of compensation increase	5.50%	5.50%	5.50%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The components of net periodic benefit cost were as follows:

	12.31.2015	12.31.2014	12.31.2013
Service cost	(0.1)	(0.1)	(0.1)
Interest cost	(0.2)	(0.2)	(0.2)
Expected return on plan assets	—	0.1	0.1

Net periodic cost	(0.3)	(0.2)	(0.2)

Net cost	(0.3)	(0.2)	(0.2)

The net benefit cost (benefit) is included in selling expenses and administrative expenses.

The composition of plan assets, was as follows:

	12.31.2015	12.31.2014	12.31.2013
Mutual funds invested primarily in stocks	98%	98%	98%
Mutual funds invested primarily in bonds	1%	1%	1%
Other—cash	1%	1%	1%

	100%	100%	100%

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement
2016	1.0
2017	1.1
2018	1.3
2019	1.5
2020	1.7
2021—2024	12.4

19.0

For measurement purposes, an annual rate of increase in the per capita cost of covered health and dental care benefits of 7% was assumed. The rate is expected to decrease to 5% in 2015. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the post-retirement healthcare plan. A one percentage point change in assumed healthcare cost trend rates would not have material effects on the post-retirement benefit.

27.3.	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The Company’s contributions to the plan for the years ended December 31, 2015 and 2014 were US$ 22.0 and US$ 28.4 respectively.

28.	Financial Instruments

28.1.	Financial instruments by category

	12.31.2015
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	2,165.5	—	—	—	2,165.5
Financial investments	6	—	622.5	2.0	747.7	—	1,372.2
Collateralized accounts receivable	10	408.0	—	—	—	—	408.0
Trade accounts receivable, net	7	783.4	—	—	—	—	783.4
Customer and commercial financing	9	56.2	—	—	—	—	56.2
Derivative financial instruments	8	—	14.4	—	—	—	14.4

		1,247.6	2,802.4	2.0	747.7	—	4,799.7

Liabilities
Loans and financing	20	—	483.9	—	—	3,046.5	3,530.4
Trade accounts payable and others liabilities		—	9.8	—	—	1,740.6	1,750.4
Financial guarantee of residual value	25	—	94.7	—	—	198.4	293.1
Capital lease	20	—	—	—	—	0.1	0.1
Derivative financial instruments	8	—	12.3	—	—	—	12.3

		—	600.7	—	—	4,985.6	5,586.3

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

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The carrying amounts of cash, financial investments, accounts receivable, other financial assets and current liabilities are approximately their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of non-current loans is based on the value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	12.31.2015
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	5	379.6	1,785.9	—	2,165.5	—	2,165.5	2,165.5
Financial investments	6	0.1	622.4	—	622.5	749.7	1,372.2	1,372.2
Collateralized accounts receivable	10	—	—	—	—	408.0	408.0	408.0
Trade accounts receivable, net	7	—	—	—	—	783.4	783.4	783.4
Customer and commercial financing	9	—	—	—	—	56.2	56.2	56.2
Derivative financial instruments	8	—	14.4	—	14.4	—	14.4	14.4

		379.7	2,422.7	—	2,802.4	1,997.3	4,799.7	4,799.7

Liabilities
Loans and financing	20	—	483.9	—	483.9	3,046.5	3,669.8	3,530.4
Trade accounts payable and others liabilities		9.8	—	—	9.8	1,740.6	1,750.4	1,750.4
Financial guarantee and of residual value	25	—	—	94.7	94.7	198.4	293.1	293.1
Capital lease	20	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	8	—	12.3	—	12.3	—	12.3	12.3

		9.8	496.2	94.7	600.7	4,985.6	5,725.7	5,586.3

	12.31.2014
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	5	232.2	1,480.8	—	1,713.0	—	1,713.0	1,713.0
Financial investments	6	0.8	708.8	—	709.6	46.8	756.4	756.4
Collateralized accounts receivable	10	—	—	—	—	425.6	425.6	425.6
Trade accounts receivable, net	7	—	—	—	—	703.8	703.8	703.8
Customer and commercial financing	9	—	—	—	—	68.6	68.6	68.6
Derivative financial instruments	8	—	17.9	—	17.9	—	17.9	17.9

		233.0	2,207.5	—	2,440.5	1,244.8	3,685.3	3,685.3

Liabilities
Loans and financing	20	—	—	—	—	2,507.9	2,661.5	2,507.9
Trade accounts payable and others liabilities		4.0	—	—	4.0	1,788.7	1,792.7	1,792.7
Financial guarantee and of residual value	25	—	—	94.4	94.4	143.6	238.0	238.0
Capital lease	20	—	—	—	—	0.2	0.2	0.2
Derivative financial instruments	8	—	15.4	—	15.4	—	15.4	15.4

		4.0	15.4	94.4	113.8	4,440.4	4,707.8	4,554.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31,2013	81.6

Disposal	(6.3)
Market value	19.1

At December 31,2014	94.4

Market value	0.3

At December 31, 2015	94.7

28.3.	Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of mapping the risks related to the financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by to the Board of Directors, and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

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

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

At December 31, 2015, cash and cash equivalents and financial investments exceeded US$ 7.2 than the Company’s financial indebtedness and at December 31, 2014 cash and cash equivalents and financial investments were lower than the Company’s financial indebtedness by US$ 38.7.

Of the total financial indebtedness as of December 31, 2015, 6.2% was short-term (3.6% at December 31, 2014) and the average weighted term was equivalent to 6.2 years (5.4 years at December 31, 2014). The Company’s own capital accounted for 32.9% of the total liabilities at December 31, 2015 and 37.1% at December 31, 2014.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.3.2	Credit risk

Credit risk is the risk of a transaction negotiated between counterparties not meeting an obligation established in a financial instrument, or in negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

•	Financial investments

The credit risk of cash and financial investments, which is managed by the Company’s Financial Department, is in compliance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty. The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

•	Accounts receivable

The Company may incur losses on amounts receivable from sales of spare parts and services and customer credit ratings are analyzed continuously in order to reduce this risk. The Company may also be subject to credit risk on accounts receivable from aircraft sales until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover possible losses on doubtful accounts, the Company has recorded an allowance considered sufficient by management to cover expected losses on realization of the receivables.

The following tables present the credit risk classification of the respective counterparty of the financial investment (including cash) and other financial assets held by the Company.

a)	Credit risk for counterparty with external assessment

	12.31.2015	12.31.2014
Cash and cash equivalents	2,165.5	1,713.0
Financial investments	1,372.2	756.4
Derivative financial instruments	14.4	17.9

Total	3,552.1	2,487.3

Based on external appraisal:
AAA	1,975.3	1,598.9
AA	163.9	49.0
A	559.6	60.0
BBB	765.4	779.1
BB	87.7	—
N/A	0.2	0.3

Total	3,552.1	2,487.3

N/A	– Not available: no observable input to credit assessment

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Credit risk for counterparties without external evaluation

	12.31.2015	12.31.2014
Collateralized accounts receivable	408.0	425.6
Trade accounts receivable, net	783.4	703.8
Customer and commercial financing	56.2	68.6

Total	1,247.6	1,198.0

Based on internal appraisal:
Group 1	4.0	1.7
Group 2	87.6	88.5
Group 3	1,156.0	1,107.8

Total	1,247.6	1,198.0

Group 1: New customers (less than one year)

Group 2: Customers (more than one year) impaired

Group 3: Customers (more than one year) not impaired

28.3.3	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in dollars and reais, based on contracts for future disbursements and receipts, and monitored daily by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

The following table provides additional information related to authorization of undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2015
Loans and financing	4,740.1	377.9	983.3	580.3	2,798.6
Suppliers	1,034.9	1,034.9	—	—	—
Recourse and non recourse debt	384.8	10.1	29.4	338.5	6.8
Financial guarantees	293.1	161.5	41.8	17.7	72.1
Other liabilities	266.0	3.4	120.2	85.8	56.6
Capital lease	0.1	—	0.1	—	—

Total	6,719.0	1,587.8	1,174.8	1,022.3	2,934.1

At December 31, 2014
Loans and financing	3,279.9	195.0	1,079.0	320.5	1,685.4
Suppliers	980.6	980.6	—	—	—
Recourse and non recourse debt	400.0	10.3	328.8	32.1	28.8
Financial guarantees	238.0	29.5	42.1	14.8	151.6
Other liabilities	386.1	85.5	118.4	111.4	70.8
Capital lease	0.3	0.2	0.1	—	—

Total	5,284.9	1,301.1	1,568.4	478.8	1,936.6

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m—12m).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.3.4	Market risk

a)	Interest rate risk

This risk arises from the possibility of the Company incurring losses on account of interest rate fluctuations that increase the financial expense of liabilities subject to floating interest rates, reducing the income on assets subject to floating rates and / or fluctuations in fair value when calculating the price of assets or liabilities marked to market at fixed rates.

The lines of the Financial Statements most affected by interest risks are:

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At December 31, 2015, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,367.5	38.66%	2,170.2	61.34%	3,537.7	100.00%
Loans and financing	3,228.1	91.43%	302.4	8.57%	3,530.5	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,367.5	38.66%	2,170.2	61.34%	3,537.7	100.00%
Loans and financing	3,031.5	85.87%	499.0	14.13%	3,530.5	100.00%

At December 31, 2015, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	2,170.2	100.00%	2,170.2	100.00%
CDI	565.8	26.07%	565.8	26.07%
Libor	1,604.4	73.93%	1,604.4	73.93%

Loans and financing	302.4	100.00%	499.0	100.00%
TJLP	22.4	7.41%	22.4	4.49%
Libor	280.0	92.59%	73.6	14.75%
CDI	—	0.00%	403.0	80.76%

b)	Foreign exchange rate risk

The Company’s functional currency is the US dollar.

Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to the appreciation or depreciation of the Real that can, when measured in dollars, show an increase or reduction of the share of costs denominated in Reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s profit or loss.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 8).

	Without the effect of derivative transactions		With the effect of derivative transactions
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Loans and financing
Brazilian reais	807.6	838.7	807.6	838.7
U.S. dollars	2,700.7	1,587.0	2,700.7	1,587.0
Euro	22.2	82.4	22.2	82.4

	3,530.5	2,508.1	3,530.5	2,508.1

Trade accounts payable
Brazilian reais	83.9	114.7	83.9	114.7
U.S. dollars	842.8	770.1	842.8	770.1
Euro	102.3	95.2	102.3	95.2
Other currencies	5.9	0.6	5.9	0.6

	1,034.9	980.6	1,034.9	980.6

Total (1)	4,565.4	3,488.7	4,565.4	3,488.7

Cash and cash equivalents and financial investments
Brazilian reais	1,015.9	1,392.3	1,015.9	1,392.3
U.S. dollars	2,414.8	1,011.8	2,414.8	1,011.8
Euro	16.0	11.0	16.0	11.0
Other currencies	91.0	54.3	91.0	54.3

	3,537.7	2,469.4	3,537.7	2,469.4

Trade accounts receivable:
Brazilian reais	65.8	78.0	65.8	78.0
U.S. dollars	617.8	508.0	617.8	508.0
Euro	98.7	116.8	98.7	116.8
Other currencies	1.1	1.0	1.1	1.0

	783.4	703.8	783.4	703.8

Total (2)	4,321.1	3,173.2	4,321.1	3,173.2

Net exposure (1—2):
Brazilian reais	(190.2)	(516.9)	(190.2)	(516.9)
U.S. dollars	510.9	837.3	510.9	837.3
Euro	9.8	49.8	9.8	49.8
Other currencies	(86.2)	(54.7)	(86.2)	(54.7)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2015, in the event of the occurrence of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

28.4.1	Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the Company’s estimates for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the reporting date.

28.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2015	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	565.8	(39.3)	(19.0)	1.4	21.8	42.1

Net impact	CDI	565.8	(39.3)	(19.0)	1.4	21.8	42.1
Cash equivalents and financial investments	LIBOR	1,604.4	(3.9)	(0.9)	2.0	5.0	8.0
Loans and financing	LIBOR	280.0	0.7	0.2	(0.4)	(0.9)	(1.4)

Net impact	LIBOR	1,324.4	(3.2)	(0.7)	1.6	4.1	6.6
Loans and financing	TJLP	22.4	0.7	0.3	(0.1)	(0.5)	(0.9)

Net impact	TJLP	(22.4)	0.7	0.3	(0.1)	(0.5)	(0.9)
Rates considered	CDI	14.15%	7.20%	10.80%	14.40%	18.00%	21.60%
Rates considered	LIBOR	0.61%	0.37%	0.56%	0.74%	0.93%	1.11%
Rates considered	TJLP	6.50%	3.50%	5.25%	7.00%	8.75%	10.50%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2015

28.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2015	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,359.4	645.7	288.9	(68.0)	(424.8)	(781.6)
Cash, cash equivalents and financial investments	BRL	1,015.9	482.5	215.9	(50.8)	(317.5)	(584.1)
Other assets	BRL	343.5	163.2	73.0	(17.2)	(107.3)	(197.5)
Liabilities		1,427.9	(678.2)	(303.4)	71.4	446.2	820.9
Loans and financing	BRL	807.6	(383.6)	(171.6)	40.4	252.4	464.3
Other liabilities	BRL	620.3	(294.6)	(131.8)	31.0	193.8	356.6

Net impact		(68.5)	(32.5)	(14.5)	3.4	21.4	39.3
Exchange rate considered		3.9048	2.0500	3.0750	4.1000	5.1250	6.1500

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2015

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2015	-50%	-25%	Probable scenario	+25%	+50%
Interest swap	LIBOR	12.8	—	—	—	—	—
Interest swap—fair value hedge	CDI	(9.0)	30.6	14.1	(0.9)	(12.3)	(23.0)
Interest swap	CDI	(2.4)	3.9	1.9	(0.1)	(1.7)	(3.4)
Hedge designated as cash flow	US$/R$	0.8	117.9	36.5	(1.7)	(11.1)	(37.2)
Foreign Exchange option	Object -price	0.3	(0.7)	(0.6)	(0.5)	(0.3)	(0.2)
Other derivatives	Preço-objeto	(0.4)	13.9	5.1	0.7	(1.9)	(3.6)

Total		2.1	165.6	57.0	(2.5)	(27.3)	(67.4)
Rate considered	LIBOR	0.61%	0.37%	0.56%	0.74%	0.93%	1.11%
Rate considered	CDI	14.15%	7.20%	10.80%	14.40%	18.00%	21.60%
Rate considered	US$/R$	3.9048	2.0500	3.0750	4.1000	5.1250	6.1500
Object-price considered	Object -price	1.09	0.53	0.80	1.06	1.33	1.59

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2015

28.4.5	Residual Value Guarantees

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

		Additional variations in book balances
	Amounts exposed at 12.31.2015	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	94.7	(165.9)	(107.4)	(0.7)	56.2	69.3

Total	94.7	(165.9)	(107.4)	(0.7)	56.2	69.3

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

29.	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2015 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 3,513,740 shares were held in Treasury.

29.2	Brazilian Government Golden Share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I—Change of the Company’s name or its corporate objective;

II—Alteration and/or application of the Company’s logo;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

III—Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV—Training third parties in technology for military programs;

V—Interruption of the supply of maintenance and spare parts for military aircraft;

VI—Transfer of control of the Company’s stock control; and

VII—Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

29.3	Treasury Shares

Common shares acquired by April 4, 2008, using resources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 3,513,740 common shares and US$ 38.4 as of December 31, 2015. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)
In the beggining of the year	60.1	5,494,583	10.94
Used for share based compensation (i)	(21.7)	(1,980,843)	10.94

At December 31, 2015	38.4	3,513,740	10.94

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.

At December 31, 2015, the market value of the shares held in Treasury was US$ 25.9 (December 31, 2014—US$ 50.6).

29.4	Investment subsidy reserve

This reserve was formed pursuant to article 195-A of Brazilian Corporate Law (as amended by Law 11,638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the statements of income in the same line as the investments.

These subsidies are not included in the calculation of the minimum mandatory dividends.

29.5	Statutory reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

29.6	Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•	In meeting held on March 03, 2015, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2015 in the amount of US$ 9.2, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 14, 2015.

•	In meeting held on June 11, 2015, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2015 in the amount of US$ 9.5, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on July 13, 2015.

•	In meeting held on August 06, 2015, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2015 in the amount of US$ 8.3, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on October 14, 2015.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	In meeting held on December 10, 2015, the Statutory Board of Directors approved the distribution of interest on own capital for the fourth quarter of 2015 in the amount of US$ 7.6, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on January 13, 2016.

Interest on own capital approved or paid during the ínterim periods is treated as an advance on the mandatory dividends and is adjusted in the last quarter of the year to total a 25% participation in the company’s results in accordance with the bylaws.

29.7	Proposed dividends

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on actual amounts in the legal books, as shown below:

Brazilian million Reais	31.12.2015	12.31.2014	12.31.2013
Net income for the year	241.6	796.1	777.7
Investment Subsidy	(2.5)	(1.6)	(6.2)
Legal Reserve	(12.1)	(39.8)	(38.9)

	227.0	754.7	732.6

Minimun mandatory dividend (25%)	56.7	188.7	183.2

Dividends:
Interest on own capital, net of tax	76.5	172.6	134.2
Proposed dividends	—	16.1	49.0
Interest on own capital, exceeding of the minimum required (i)	25.5	—	—

Total stockholder remuneration	102.0	188.7	183.2
Payments of the year	(76.5)	(95.8)	(76.6)

Total shareholders remuneration of period	25.5	92.9	106.6
Total shareholders remuneration of previous period	0.1	0.1	0.1

Total shareholders remuneration—in millions of Brazilian reais	25.6	92.9	106.7

Total shareholders remuneration—in millions of US$	6.6	35.0	45.5

29.7.1	Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6,404/76; and (ii) the Company’s working capital (iii) redeem, reimburse or purchase shares of the Company and (iv) be distributed to the shareholders.

29.7.2	Other Comprehensive Income

Consists of the following adjustments:

•	Profit or loss on operations with non-controlling interests: refers to non-controlling interests of the Company’s subsidiaries.

•	Gains (losses) on post-employment benefits: refers to actuarial gains (losses) on healthcare plans sponsored by the Company;

•	Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in other functional currencies to the Company’s functional currency (dollar); and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and the fair value variation of financial instruments available for sale.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

30.	Share-based compensation

In February 2014, the Board of Directors approved the revision of the Executive Remuneration Policy (ERP), applicable to all executive officers and other Company executives. The elements of executive compensation include the Long Term Incentive (LTI) main objectives of which are (i) to maintain and attract highly qualified personnel for the Company, (ii) assure people that can contribute to improving the Company’s performance of the right to participate in the results of their contribution, (iii) in addition to ensuring the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two LTI modes: stock options and virtual shares.

30.1.	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right in two ways: grants awarded to 2011: I) 20% after 1 year, II) 30% after 2 years and III) 50% after 3 years; and grants awarded from 2012: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock option price of the last sixty trading days, and may be adjusted by up to 30% to offset any speculation. The participant will have a maximum exercise period of five years for option granted to 2011 and seven years for the others, starting from the grant date.

The grants awarded are summarized below:

	12.31.2015 in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$	Weighted average exercise Price (US$)
Grants on January 23, 2012	4,860,000	(1,335,260)	(630,000)	2,894,740	60,640	11.50	11.50
Grants on March 20, 2013	4,494,000	(270,000)	(609,000)	3,615,000	—	15.71	15.71

As of December 31, 2015	9,354,000	(1,605,260)	(1,239,000)	6,509,740	60,640

(i)	The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

30.2.	Phantom shares plan

The new model is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep in the Company and its subsidiaries, highly qualified staff to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

The value of the LTI will be converted at the average price of the Company’s shares considering the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares. The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•	Virtual performance AP: 100% on the third anniversary of the grant date, provided the economic value added —EVA accumulated in the three preceding years is positive.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

•	On February 25, 2014, the Company granted an LTI of US$ 13.0, equivalent to 1,570,698 virtual shares, whose fair value at December 31, 2015 totaled US$ 6.6, equivalent to 892,567 virtual shares.

•	On March 03, 2015, the Company granted an LTI of US$ 10.4, equivalent to 1,237,090 virtual shares, whose fair value at December 31, 2015 totaled US$ 2.2, equivalent to 306,094 virtual shares.

31.	Earnings per Share

31.1	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	12.31.2015	12.31.2014	12.31.2013
Net income attributable to owners of Embraer	69.2	334.7	342.0
Weighted average number of shares (in thousands)	730,205	733,677	729,001

Basic earnings per share—U.S. dollars	0.0947	0.4562	0.4691

31.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, with options to purchase shares, for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

	12.31.2015	12.31.2014	12.31.2013
Net income attributable to owners of Embraer	69.2	334.7	342.0
Weighted average number of shares (in thousands)—diluted	730,205	733,677	729,001

Dilution for the issuance of stock options (in thousands) (i)	3,364	3,786	4,795
Weighted average number of shares (in thousands)—diluted	733,569	737,463	733,796
Diluted earnings per share—U.S. dollars	0.0943	0.4538	0.4661

(i)	Refers to the effect of potentially dilutive shares for December 31, 2015.

At December 31, 2015, there were no anti-dilutive effects.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

32.	Revenue (expenses) by type

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2015	12.31.2014	12.31.2013
As presented as statements of Income:
Revenue	5,928.1	6,288.8	6,235.0
Cost of sales and services	(4,816.8)	(5,038.3)	(4,818.9)
Administrative	(182.0)	(207.5)	(210.5)
Selling	(361.6)	(419.9)	(454.4)
Research	(41.7)	(47.1)	(74.7)
Other income (expenses), net	(194.2)	(32.6)	36.9
Equity in losses on associates	(0.3)	(0.1)	—

Operating profit before financial income	331.5	543.3	713.4

Revenue (expenses) by nature:
Revenue from sales of goods	5,268.6	5,310.1	5,399.7
Revenue from sales of services	769.4	1,102.4	955.4
Sales deductions and tax on revenue	(109.9)	(123.7)	(120.1)
Material cost	(4,500.0)	(4,752.0)	(4,528.3)
Depreciation	(161.9)	(168.9)	(145.8)
Amortization	(154.9)	(117.4)	(144.8)
Personnel expenses	(294.9)	(320.3)	(340.0)
Selling expenses	(66.4)	(82.2)	(113.3)
Other operating (expense) income	(418.5)	(304.7)	(249.4)

Operating profit before financial income	331.5	543.3	713.4

33.	Other operating income (expense), net

	12.31.2015	12.31.2014	12.31.2013
Contractual fines revenue(i)	17.3	31.6	40.8
Royalties	12.9	12.3	11.5
Recovery of expenses	10.4	12.1	11.0
Extemporaneous credits(ii)	8.4	—	—
Other sales	7.9	7.3	6.4
Provision for contingencies	0.6	(4.0)	(14.9)
Post-retirement benefits	1.1	29.1	—
Aircraft maintenance third parties	—	—	(1.0)
Refis Installments (tax recovery program)	—	—	(37.0)
Environmental provision	(1.0)	(2.1)	(5.8)
Pre operating expenses	(0.6)	(0.2)	(1.4)
Product modifications	(3.3)	(4.6)	(3.7)
Flight safety standards	(4.4)	(5.2)	(3.8)
Aircraft maintenance and flights costs—fleet	(4.7)	(4.6)	(2.9)
Expenses system project	(9.5)	(16.8)	(17.6)
Training and development	(10.8)	(12.1)	(14.1)
Contractual fines(iii)	(11.5)	(17.1)	(2.8)
Gain on disposal of assets(iv)	(22.4)	—	(3.5)
Taxes on other outputs	(33.5)	(37.6)	(30.8)
Assets devaluation(v)	(44.4)	(10.4)	(14.2)
Corporate projects	(52.4)	(21.4)	(11.4)
Financial guarantee(vi)	(100.9)	28.2	152.7
Others	46.6	(17.1)	(20.6)

	(194.2)	(32.6)	36.9

(i)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the executive segment, in accordance with the contract.
(ii)	Refers to extemporaneous PIS and Cofins tax credits which are recognized when the Company meets the legal and documentary conditions for such credits.
(iii)	Refers to contractual penalties to be paid to customers and suppliers due to failure to comply with contractual conditions.
(iv)	Refers to losses incurred in the monetization of assets of 16 aircraft in the subsidiary ECC Leasing. The operation relates to a realization of assets in the financial market for the sale of the lease cash flows and transfer of the aircraft to the buyer.
(v)	Impairment of assets related to certain aircraft in fixed assets (Note 16.2.), with the residual value and minimum lease payments in collateralized accounts receivable (Note 10.1).
(vi)	In 2015 were made additional provision regarding financial guarantees because of exposure caused by customers in reorganization (Chapter 11) process as described on Note 25.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

34.	Financial income (expense), net

	12.31.2015	12.31.2014	12.31.2013
Financial income:
Interest on cash and cash equivalents and financial investments	146.9	145.9	106.1
Interest on receivables	38.5	29.1	31.9
Taxes over financial revenue	(6.6)	—	—
Other	2.0	2.6	19.8

Total financial income	180.8	177.6	157.8

Financial expenses:
IOF—(tax on financial transactions)	(2.0)	(3.1)	(3.5)
Financial restructuring costs	(0.7)	(1.0)	(1.9)
Interest on taxes, social charges and contributions	(12.4)	(52.1)	(34.9)
Residual value guarantee	(13.6)	(19.1)	(79.7)
Interest on loans and financing	(164.6)	(133.0)	(128.3)
Other	(10.6)	15.0	(11.2)

Total financial expenses	(203.9)	(193.3)	(259.5)

Derivative instruments	0.2	(8.8)	5.3

Financial income (expenses), net	(22.9)	(24.5)	(96.4)

35.	Foreign exchange gains (losses), net

	12.31.2015	12.31.2014	12.31.2013
Monetary and foreign exchange variations
Assets:
Cash and cash equivalents and financial investments	(374.0)	(164.6)	(189.4)
Tax credits	(67.9)	(24.9)	(24.2)
Trade accounts receivable	(13.8)	(28.5)	(8.0)
Other	(54.7)	(26.5)	(30.4)

	(510.4)	(244.5)	(252.0)

Liabilities:
Loans and financing	278.9	106.8	109.9
Advances from customers	63.9	10.8	48.6
Taxes and charges payable	71.8	37.2	52.5
Provisions	59.4	34.4	27.5
Accounts payable	39.3	33.4	(1.0)
Suppliers	20.5	5.6	6.6
Provisions for contingencies	8.8	5.6	4.6
Deferred taxes	(0.1)	—	—
Other	(0.8)	(1.2)	1.4

	541.7	232.6	250.1

Net monetary and foreign exchange variations	31.3	(11.9)	(1.9)

Derivative instruments	(3.7)	(3.0)	(12.7)

Foreign exchange gain (loss), net	27.6	(14.9)	(14.6)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

36.	Responsibilities and Commitments

36.1	Trade-ins

The Company has offered 31 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

36.2	Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries, to operating leases for buildings and land, machinery, vehicles and computer equipment. At December 31, 2015 the amounts recognized totaled US$ 17.3, at December 31, 2014 US$ 15.9 and at December 31, 2013 US$ 19.4. These leases expire at various dates through 2038.

At December 31, 2015, the Company has operating leases with payments scheduled as follows:

Year
2016	13.7
2017	9.0
2018	5.6
2019	5.0
After 2019	5.3

Total	38.6

36.3	Financial Guarantees

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

	12.31.2015	12.31.2014
Maximum financial guarantees	375.9	487.6
Maximum residual value guarantees	300.6	307.5
Mutually exclusive exposure (i)	(107.4)	(107.4)
Provisions and liabilities recorded (Note 25)	(134.8)	(156.2)

Off-balance sheet exposure	434.3	531.5

Estimated proceeds from financial guarantees and underlying assets	559.6	725.2

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

36.4	Insurance cover

The Company contracts different types of insurance policies to protect assets in the event of any accident that might cause significant losses. Policies are also contracted for risks subject to compulsory insurance, either legally or contractually.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil and abroad, with coverage and conditions that management considers appropriate to the risks involved.

To cover substantial damage to assets and loss of earnings of its operations in Brazil and abroad, the Company has insured an amount of US$ 6.8 billion.

37.	Supplemental Cash Flow information

37.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2015	12.31.2014	12.31.2013
Payments made during the year:
Interest	153.7	114.9	130.9
Income tax and social contribution	33.4	56.2	68.3
Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to inventory-aircrafr	—	9.1	—
Write off on Property, Plant and Equipment by transfer to pool parts inventory	(5.8)	—
Disposals property, plant and equipment for providing for the sale of inventory	(45.9)	(56.6)	(42.1)
Transfer of inventory to fixed assets	—	—	39.9
Government grants (i)	(55.3)	—	—

(i)	Refers to the grant received by subsidiaries of the group, initially recognized as debts to the moment that the conditions set by the grantor are met. At this time the amount were reclassified to deferred revenue.

38.	Segment information

Management defined the Company’s operating segments based on the reports used for strategic decision making, reviewed by the chief operating decision-maker.

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

The Commercial Aviation business mainly involves the development, production and sale of commercial jets and rendering of support services, particularly in the regional aviation segment and aircraft leases.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•	EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

•	E-Jets E2, the second generation of the E-Jets family of commercial aircraft, consists of three new aircraft—E175-E2 with capacity of up to 88 seats, E190-E2 with up to 106 seats and E195-E2 reaching up to 132 seats in a typical single-class configuration. The E190-E2 will enter service in the first half of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2020.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

38.2	Defense and security business

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

The expansion and diversification of the portfolio, previously focused on military aircraft, was made possible by a strategy of partnerships, acquisitions and organic growth.

The Company’s principal customer is currently the Brazilian Defense Ministry and, in particular, the Brazilian Air Force, although the diversification of the portfolio has resulted in a corresponding diversification of customers: the Brazilian Army and Navy and the Communications Ministry, as well as a growing international presence of our products and solutions.

The main products of the portfolio of Defense and Security are as follows:

•	Light Attack and Advanced Training Aircraft (Super Tucano) – the Super Tucano is a military turboprop that combines training and operational capacities with low acquisition and operation costs. The Super Tucano has the operational capacities for frontier surveillance, proximity aerial support and counter insurgence missions (COIN). There are currently more than 230 firm orders for the Super Tucano, of which more than 190 aircraft have already been delivered.

•	Aircraft Modernization – The company offers aircraft upgrade services and actually operates four contracted programs. The first is known as F-5BR, focused on the structural and electronic upgrading of the Brazilian Air Force’s F-5 jet. The second, A-1M, consists on upgrading of the AMX, an advanced ground attack jet, for the Brazilian Air Force. The third program, contracted by the Brazilian Navy, is to revitalize and incorporate new technologies to the A-4 Skyhawk aircraft (denominated AF-1 by the customer). In the fourth program, with the Brazilian Air Force, the Company was contracted to upgrade the EMB 145 AEW&C aircraft.

•	The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C – Anticipated Aerial Alert and Control, EMB 145 Multi Intel – Remote Sensing and Air-Ground Surveillance and EMB 145 MP – Sea Patrol and Anti Submarine War models. Originally developed to serve the SIVAM program, versions have been ordered by the Greek, Mexican and Indian governments.

•	KC-390 is a joint project between the Brazilian Air Force and Embraer to develop and produce tactical military transportation and aerial refueling and represents a significant advance in terms of technology and innovation for the airspace industry. The aircraft is designed to establish new standards in its category, with lower operating costs and the flexibility to execute a variety of missions, including troop carriage and transportation, air delivery, aerial refueling, search and rescue and aerial fire-fighting and combat.

•	Transportation of Authorities and Special Missions – Derived from the commercial and executive aircraft platforms, these are aircraft used to transport government authorities or to carry out special missions.

•	Radars – solutions offered through Bradar, a technology-based industry specialized in developing and producing radars for Remote Sensing and Defense, include radar for anti-aircraft artillery, surveillance of terrestrial activity, military and civil air traffic control, a communications intelligence system and synthetic aperture radar for cartography and precision monitoring services.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	Software and Systems Development – combining the expertise of Atech – Negócios em Tecnologia S.A.– and investments by Embraer in system development and integration, we provide specialized engineering services for the development, installation, revitalization and maintenance of critical control, defense and monitoring systems, as well as the machinery and equipment required for the services.

•	Frontier monitoring and protection of strategic structures – Based on its experience in systems integration, and through its wholly owned subsidiary Savis, Embraer is dedicated to developing, designing, certifying, producing, integrating and implementing systems and services in the field of frontier monitoring and control and protection of critical infra-structures.

•	Satellites—Visiona Space Technology – a joint venture between Embraer and Telebras—was hired to provide and integrate the Brazilian Geostationary Defense and Communications Satellite system (SGDC), to meet the satellite communications requirements of the Brazilian government, including the National Broadband Program and a wide range of strategic defense transmissions, as well as the assimilation of technologies, marking Embraer’s presence in this market. We also provide services of supply and analysis of satellite images with the objective of developing major sensing projects in Brazil and neighboring countries.

•	Support Services—in addition to its experience in proposing support solutions to customer for products developed by Embraer, Ogma (Embraer’s subsidiary in Portugal) offers MRO services (Maintenance, Repair and Overhaul) for a wide range of commercial, executive and defense aircraft, aircraft components and engines. It is also a significant supplier of steel and composite aviation structures to several aircraft manufacturers.

38.3	Executive Jet business

Executive Aviation market operations comprise the development, production and sale of executive jets and the provision of support services and aircraft leases of the following product lines:

•	Legacy 600 and Legacy 650—executive jets in the super midsize and large categories, deliveries of which started in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500—executive jets in the Midlight and Midsize categories, deliveries of which started in 2014 and 2015, respectively.

•	Phenom family—executive jets in the Entry Jet and Light Jet categories, respectively. The first deliveries of the Phenom 100 were made in 2008, and deliveries of the Phenom 300 started in 2009.

•	Lineage 1000—an ultra-large executive jet. Deliveries of this model started in 2009.

38.4	Other

Operations in this segment relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Statement of income data by operating segment – year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,348.7	811.1	1,718.6	49.7	—	5,928.1
Cost of sales and services	(2,565.7)	(785.4)	(1,440.3)	(25.4)	—	(4,816.8)
Gross profit	783.0	25.7	278.3	24.3	—	1,111.3
Gross profit %	23.4%	3.2%	16.2%	48.9%		18.7%
Operating income (expense)	(434.9)	(119.1)	(220.2)	(5.6)	—	(779.8)
Operating profit before financial income (expense)	348.1	(93.4)	58.1	18.7	—	331.5
Financial income (expense), net					(22.9)	(22.9)
Foreign exchange gain (loss), net					27.6	27.6
Profit before taxes on income						336.2
Income tax expense					(255.4)	(255.4)

Net income						80.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

In the Commercial Aviation segment, one customer individually contributed an share of 11% of net revenue in 2015 with an approximate value of US$ 669.9.

Revenue by geographic area – year ended December 31,2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,452.7	177.2	1,226.6	30.1	3,886.6
Europe	316.5	84.8	218.3	7.3	626.9
Asia Pacific	307.8	33.2	149.2	—	490.2
Latin America, except Brazil	89.8	21.7	38.7	—	150.2
Brazil	145.3	479.3	72.6	12.3	709.5
Other	36.6	14.9	13.2	—	64.7

Total	3,348.7	811.1	1,718.6	49.7	5,928.1

Assets by operating segment—year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	157.3	552.7	66.9	6.5	—	783.4
Property, plant and equipment	848.1	413.5	730.3	35.5	—	2,027.4
Intangible assets	352.4	—	871.6	78.9	102.5	1,405.4

Total	1,357.8	966.2	1,668.8	120.9	102.5	4,216.2

Assets by geographic area—year ended December 31, 2015:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	82.8	495.0	9.9	195.7	783.4
Property, plant and equipment	347.1	562.1	59.5	1,058.7	2,027.4
Intangible assets	15.8	3.0	0.1	1,386.5	1,405.4

Total	445.7	1,060.1	69.5	2,640.9	4,216.2

Statement of income data by operating segment – year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,163.3	1,456.4	1,591.5	77.6	—	6,288.8
Cost of sales and services	(2,542.2)	(1,158.9)	(1,299.6)	(37.6)	—	(5,038.3)
Gross profit	621.1	297.5	291.9	40.0	—	1,250.5
Gross profit %	19.6%	20.4%	18.3%	51.5%		19.9%
Operating income (expense)	(321.2)	(148.0)	(229.6)	(8.4)	—	(707.2)
Operating profit before financial income (expense)	299.9	149.5	62.3	31.6	—	543.3
Financial income (expense), net	—	—	—	—	(24.5)	(24.5)
Foreign exchange gain (loss), net	—	—	—	—	(14.9)	(14.9)
Profit before taxes on income						503.9
Income tax expense	—	—	—	—	(156.2)	(156.2)

Net income						347.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Revenue by geographic area – year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,065.0	199.5	739.3	53.6	3,057.4
Europe	624.7	100.0	168.4	3.9	897.0
Asia Pacific	155.4	78.5	353.3	0.1	587.3
Latin America, except Brazil	64.7	47.3	110.7	—	222.7
Brazil	73.9	1,004.5	207.1	20.0	1,305.5
Other	179.6	26.6	12.7	—	218.9

Total	3,163.3	1,456.4	1,591.5	77.6	6,288.8

Assets by operating segment—year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Trade accounts receivable	145.3	515.8	28.7	14.0	—	703.8
Property, plant and equipment	893.8	382.2	747.1	2.7	—	2,025.8
Intangible assets	242.0	—	836.3	89.6	93.0	1,260.9

Total	1,281.1	898.0	1,612.1	106.3	93.0	3,990.5

Assets by geographic area—year ended December 31, 2014:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	78.1	384.5	8.8	232.4	703.8
Property, plant and equipment	352.8	665.9	55.6	951.5	2,025.8
Intangible assets	12.7	3.0	0.1	1,245.1	1,260.9

Total	443.6	1,053.4	64.5	2,429.0	3,990.5

Statement of income data by operating segment–year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	3,307.0	1,196.9	1,644.5	86.6	—	6,235.0
Cost of sales and services	(2,532.6)	(951.2)	(1,284.7)	(50.4)	—	(4,818.9)
Gross profit	774.4	245.7	359.8	36.2	—	1,416.1
Gross profit %	23.4%	20.5%	21.9%	41.8%		22.7%
Operating income ( expense )	(272.3)	(154.1)	(262.8)	(13.5)	—	(702.7)
Operating profit before financial income (expense)	502.1	91.6	97.0	22.7	—	713.4
Financial income (expense), net	—	—	—	—	(96.4)	(96.4)
Foreign exchange gain (loss), net	—	—	—	—	(14.6)	(14.6)
Profit before taxes on income						602.4
Income tax expense	—	—	—	—	(256.4)	(256.4)

Net income						346.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Revenue by geographic area – year ended December 31, 2013:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	1,089.4	26.4	632.2	59.7	1,807.7
Europe	916.4	166.9	290.6	—	1,373.9
Asia Pacific	546.3	71.0	336.6	—	953.9
Latin America, except Brazil	457.9	16.3	6.3	—	480.5
Brazil	103.5	848.5	357.7	26.9	1,336.6
Other	193.5	67.8	21.1	—	282.4

Total	3,307.0	1,196.9	1,644.5	86.6	6,235.0

39.	Subsequent event

•	In February, 2016, Embraer trhough its whole owned subsidiary Embraer Defesa e Segurança Participações S.A. acquire the totality of the non-controlling interests of its subsidiary Bradar Indústria S.A. Consenquently, the ownership of Bradar Indústria S.A. capital went from 95% to 100%.

•	In March, 2016 Embraer announced the consolidation of the operations for two of its wholly owned subsidiaries Bradar Indústria S.A. and Savis Tecnologias e Sistemas S.A., through its wholly owned subsidiary Embraer Defesa e Segurança Participações S.A. The consolidation process will take place in 2016 and will allow the company to provide integrate solutions with great potential to the abroad and national market, contributing to the diversification of customer basis for Embraer Defense and Security by widing its products and services portfolio.