Form 20-F
period 2016-12-31
EMBRAER S.A.
filed 2017-03-21
CIK 1355444

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

14th and 15th floors—Torre Norte—São Paulo Corporate Towers

04543-907 São Paulo/SP – Brasil

(Address of principal executive offices)

Eduardo Couto

Head of Investor Relations

(55) 11 3040-6874

Investor relations department, (55) 11 3040- 6874, investor.relations@embraer.com.br

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

New York Stock Exchange
5.150% Notes due 2022 of Embraer S.A.	New York Stock Exchange
5.050% Guaranteed Notes due 2025 of Embraer Netherlands Finance B.V.	New York Stock Exchange
5.40% Guaranteed Notes due 2027 of Embraer Netherlands Finance B.V.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Title of each class

6.375% Guaranteed Notes due 2017 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.

6.375% Guaranteed Notes due 2020 of Embraer Overseas Ltd. Guaranteed by Embraer S.A.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016:

734,558,923 common shares, without par value

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

Item 17  ☐Item 18  ☐

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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 are included in this annual report.

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

In our 2016, 2015 and 2014 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item.

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

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jet” refers to jet aircraft with 70-130 passenger seats—all of our regional jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft,” as it applies to Embraer, refers to our regional jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “mid-light jet” refers to executive jets that usually carry up to nine passengers and can cover distances ranging from 1,700 to 3,000 nautical miles;

•	the term “mid-size jet” refers to executive jets that usually carry up to 12 passengers and can cover distances ranging from 3,000 to 3,300 nautical miles;

•	the term “large jet” refers to executive jets that usually carry up to 19 passengers and can cover distances ranging from 3,900 to 5,600 nautical miles;

•	the term “ultra-large jet” refers to executive jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers; and

•	the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that has not yet been delivered and (ii) for services and technologies contracted and not yet performed in our defense and security segment. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered as part of our backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian federal government or international government defense budgets on our revenues;

•	continued successful development and marketing of the E-Jets family, including the development of the second generation, the E-Jets E2, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 650, Legacy 450 and Legacy 500) and our defense and security aircraft and services;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 70-130 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors, such as those set forth under “Item 3D. Key Information—Risk Factors.”

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

The following table presents our selected financial data which has been derived from our consolidated audited financial statements prepared in accordance with IFRS as issued by the IASB and other data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The selected financial data for the years ended December 31, 2016, 2015 and 2014 is derived from our audited consolidated financial statements included in this annual report. You should read this selected financial data in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this annual report. For information on our segment results, see Note 38 to our audited consolidated financial statements for the year ended December 31, 2016.

Selected Financial Data

	Year Ended December 31,
Consolidated Statements of Income Data	2016	2015	2014	2013	2012
	(in US$ millions)
Revenue	6,217.5	5,928.1	6,288.8	6,235.0	6,167.0
Cost of sales and services	(4,980.7)	(4,816.8)	(5,038.3)	(4,818.9)	(4,676.6)
Gross profit	1,236.8	1,111.3	1,250.5	1,416.1	1,490.4
Operating income (expense)
Administrative	(164.3)	(182.0)	(207.5)	(210.5)	(279.2)
Selling	(368.6)	(361.6)	(419.9)	(454.4)	(480.4)
Research	(47.6)	(41.7)	(47.1)	(74.7)	(77.3)
Other operating (expense) income, net	(450.0)	(194.2)	(32.6)	36.9	(42.8)
Equity in losses of associates	(0.3)	(0.3)	(0.1)	—	1.2

Operating profit before financial income (expense)	206.0	331.5	543.3	713.4	611.9
Financial income (expense), net	(51.4)	(22.9)	(24.5)	(96.4)	(6.8)
Foreign exchange gain (loss), net	4.5	27.6	(14.9)	(14.6)	8.7

Profit before taxes on income	159.1	336.2	503.9	602.4	613.8
Income tax (expense) benefit	8.7	(255.4)	(156.2)	(256.4)	(265.2)

Net income	167.8	80.8	347.7	346.0	348.6

Attributable to:
Owners of Embraer	166.1	69.2	334.7	342.0	347.8
Noncontrolling interest	1.7	11.6	13.0	4.0	0.8

	Year Ended December 31,
Earnings per Share – Basic	2016	2015	2014	2013	2012
	(in US$, except for share data)
Net income attributable to owners of Embraer	166.1	69.2	334.7	342.0	347.8
Weighted average number of shares (in thousands)	735,571	730,205	733,677	729,001	725,023
Basic earnings per share – U.S. dollars	0.2258	0.0947	0.4562	0.4691	0.4797

	Year Ended December 31,
Earnings per Share – Diluted	2016	2015	2014	2013	2012
	(in US$, except for share data)
Net income attributable to owners of Embraer	166.1	69.2	334.7	342.0	347.8
Weighted average number of shares (in thousands)	735,571	730,205	733,677	729,001	725,023
Dilution for the issuance of stock options (in thousands)(1)	1,690	3,364	3,786	4,795	2,708
Weighted average number of shares (in thousands) diluted	737,261	733,569	737,463	733,796	727,731
Diluted earnings per share	0.2253	0.0943	0.4538	0.4661	0.4780

(1)	Refers to the effect of potentially dilutive shares.

	At December 31,
Consolidated Statement of Financial Position Data	2016	2015	2014	2013	2012
	(in US$ millions)
Cash and cash equivalents	1,241.5	2,165.5	1,713.0	1,683.7	1,797.0
Financial investments	1,775.5	622.6	710.6	939.9	578.2
Other current assets	3,764.7	3,623.5	3,387.1	3,144.2	2,983.5
Property, plant and equipment	2,154.2	2,027.4	2,025.8	1,993.3	1,738.4
Intangible assets	1,664.6	1,405.4	1,260.9	1,109.1	958.8
Other long-term assets	1,064.1	1,825.1	1,313.6	1,272.3	1,425.0

Total assets	11,664.6	11,669.5	10,411.0	10,142.5	9,480.9

Short-term loans and financing	510.3	219.4	89.7	79.3	336.3
Other current payables	2,670.6	2,861.0	2,463.2	2,813.4	2,452.4
Long-term loans and financing	3,249.6	3,311.1	2,418.4	2,115.0	1,730.2
Other long-term liabilities	1,292.9	1,434.3	1,574.9	1,502.6	1,611.7
Company shareholders’ equity	3,848.8	3,741.8	3,764.8	3,533.6	3,258.3
Noncontrolling interest	92.4	101.9	100.0	98.6	92.0

Total shareholders’ equity	3,941.2	3,843.7	3,864.8	3,632.2	3,350.3

Total liabilities and shareholders’ equity	11,664.6	11,669.5	10,411.0	10,142.5	9,480.9

	Year Ended December 31,
Other Consolidated Financial Data	2016	2015	2014	2013	2012
	(in US$ millions)
Net cash generated by (used in) operating activities	(20.5)	862.5	482.3	564.6	693.0
Net cash used in investing activities	(979.6)	(1,417.4)	(671.5)	(764.0)	(617.3)
Net cash generated by financing activities	8.9	1,224.0	333.3	192.5	422.3
Depreciation and amortization	327.0	316.8	286.3	290.6	278.8

Other Data

	Year ended December 31,
Other Data: Aircraft delivered:	2016	2015	2014	2013	2012
To the Commercial Aviation Market	108	101	92	90	106
EMBRAER 170	—	2	1	4	1
EMBRAER 175	90	82	62	24	20
EMBRAER 190	11	8	19	45	62
EMBRAER 195	7	9	10	17	23
To the Defense and Security Market	15	20	7	6	16
EMB 145 AEW&C/RS/MP	2	1	—	—	2
EMB 312 Tucano/AL-X/ Super Tucano	13	19	7	6	14
To the Executive Jets Market	117	120	116	119	99
Legacy 600/650	9	12	18	23	19
Legacy 450/500	33	23	3	—	—
EMBRAER 145/170/190 Shuttle	—	—	—	2	1
Phenom 100	10	12	19	30	29
Phenom 300	63	70	73	60	48
Lineage 1000	2	3	3	4	2
To the General Aviation Market	2	19	38	60	62
Light Propeller Aircraft	2	19	38	60	62
Total delivered	244	260	253	275	283

	At December 31,
Other Data: Aircraft in backlog	2016	2015	2014	2013	2012
In the Commercial Aviation Market	450	513	459	429	185
EMBRAER 170	3	3	5	1	10
EMBRAER 175	104	169	172	188	35
EMBRAER 190	56	55	65	73	109
EMBRAER 195	12	19	7	17	31
EMBRAER 175 - E2	100	100	100	100	—
EMBRAER 190 - E2	85	77	60	25	—
EMBRAER 195 - E2	90	90	50	25	—
In the Defense and Security Market	64	74	65	38	19
EMB 145 AEW&C/RS/MP	—	—	1	1	1
EMB 312 Tucano/EMB 314/EP Super Tucano	7	14	8	12	18
LAS	—	6	17	20	—
E99	5	5	5	5	—
KC-390	28	28	28	—	—
VU-Y	4	6	6	—	—
MFTS	5
F-39	15	15	—	—	—
In the Executive Jets Market	122	163	168	208	272
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle	122	163	168	208	272
In the General Aviation Market	—	—	—	—	—
Light Propeller Aircraft	—	—	—	—	—
Total backlog (in aircraft)	636	750	692	675	476
Total backlog (in US$ millions)	19,622.8	22,460.7	20,920.2	18,205.5	12,462.2

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average(1)	Period-end
2012	1.7024	2.1121	1.9588	2.0435
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3547	2.6562
2015	2.5754	4.1949	3.3876	3.9048
2016	3.1193	4.1558	3.4500	3.2591

	Exchange Rate of Reais to US$1.00
Month	Low	High	Average(2)	Period-end
September 2016	3.1934	3.3326	3.2564	3.2462
October 2016	3.1193	3.2359	3.1858	3.1811
November 2016	3.2024	3.4446	3.3420	3.3967
December 2016	3.2591	3.4650	3.3523	3.2591
January 2017	3.1270	3.2729	3.1966	3.1270
February 2017	3.0510	3.1479	3.1039	3.0993
March 2017 (through March 15, 2017)	3.0976	3.1735	3.1402	3.1629

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

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

We depend on key customers.

In the Commercial Aviation segment, as of December 31, 2016, more than 85% of our firm orders in backlog for the current family of EMBRAER 170/190 jet family were from the airlines Skywest, American Airlines, United, JetBlue, Alaska, Air France-KLM and Hainan, and the leasing company NAC / Aldus. We believe that we will continue to depend on a select number of key customers, the loss of any one of which would reduce our sales and our market share. Fewer sales would reduce our profitability.

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

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can have a materially adverse effect on our results of operations and financial position. In February 2016, Republic Airways Holdings, which by that time operated a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. For more information, see “Item 5E – Off-Balance Sheet Agreements.”

In addition, delays in payment cycles by significant customers can negatively affect our cash position and working capital, as occurred for example in 2014 and to a lesser extent in 2015.

In the Executive Aviation segment, we have increasingly relied on individual orders as the share of fleet orders in the backlog has been diminishing. The broad adoption of the Legacy and Phenom jets by fleet customers has in recent years driven the growth of our sales, backlog and deliveries, but fleet renewal demand has decreased and is expected to occur at a more moderate rate over a longer period as the current fleet ages.

In our Defense & Security segment, the Brazilian Federal Government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian federal government accounted for 61.8% of segment revenue for the year ended December 31, 2016. A decrease in defense investments by the Brazilian federal government due to budgetary constraints or other factors that are out of our control could decrease our Defense & Security revenue. We cannot assure you that the Brazilian federal government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2016, we had revenue of US$16.8 million related to contractual penalties paid by customers due to contract cancellations, compared to contractual penalty revenues of US$17.3 million in 2015 and US$31.6 million in 2014. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.

For certain aircraft sales we guarantee the financial performance of a portion of the financing, and for the residual value of, aircraft that we have already delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are secured by the financed aircraft.

Residual value guarantees typically ensure that, at the exercise date (between 6 and 18 years after the aircraft delivery date), the relevant aircraft will have a residual market value equal to a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 15% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to the cap.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$477.3 million (or, subtracting provisions and liabilities already recorded in the amount of US$144.9 million as reflected in Note 25 to our audited consolidated financial statements, US$332.4 million) under these guarantees as of December 31, 2016. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 36 to our audited consolidated financial statements and “Item 5E – Off Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2016, we accepted 43 aircraft, with a total invoiced value of US$365.4 million, for trade-in pursuant to trade-in options, as compared to 25 aircraft, with a total invoiced value of US$145.8 million, in 2015 and five aircraft, with a total invoiced value of US$43.9 million, in 2014. In the aggregate, we are currently subject to trade-in options relating to 13 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that could result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2016, 2015 and 2014, we recorded provisions of US$210.8 million, US$192.2 million (excluding provision for Chapter 11 filled by Republic Airways on US$100.9 million) and US$238.0 million, respectively, related to exposure from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer.

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

Official government support may constitute unofficial subsidies causing market distortions, which may rise to disputes among governments at the World Trade Organization, or WTO. Since 2007, an agreement known as the Aircraft Sector Understanding, or ASU, developed by the Organization for Economic Co-operation and Development, or OECD, has provided guidelines for the predictable, consistent and transparent use of government- supported export financing for the sale or lease of civil aircraft, in order to establish a “level-playing field.” ECAs from signatory countries are required to offer terms and conditions no more favorable than those contained in the ASU’s base financial agreement when financing sales of aircraft that compete with those produced by the OEMs of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by OEMs rather than on the financial packages offered by their respective governments.

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

From 2004 through 2016, approximately 27% of our Commercial Aviation deliveries was subject to official export credits. In 2015 and 2016, approximately 43% and 57%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot assure that the Brazilian federal government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic growth opportunities.

Our products require a high level of research, development and production expenditures. Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion, net of contributions from suppliers, through 2021. In December 2016, we revised our projection of certification and entry into service of the E175 E2 jet from 2020 to 2021. This rescheduling is based on continued interest in the current generation E175 jet in the North American market and recent negotiations between the major US airlines and their respective pilot unions.

Our investments in the Legacy 450/500 executive jets, launched in April 2008, are almost concluded, totaling approximately US$840 million through 2016. The first Legacy 500 executive jet was delivered in October 2014, and the Legacy 450 entered into service in December 2015. We cannot assure you that our products will be accepted by our customers and the market, and if any of our new products does not meet customer expectations or market demand, our business would be materially and adversely affected. In addition, as we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. Finally, cost overruns and delays in the development and delivery of new products would materially and adversely affect us.

We may pursue strategic growth opportunities, just as we have in the past, including joint ventures, acquisitions or other transactions, to expand our business or enhance our products, services and technology. We may face a number of challenges, including difficulties in identifying appropriate partners, assimilating their operations and personnel and maintaining internal standards and controls, as well as the diversion of our management’s focus from our ongoing business. We cannot assure you that we will be able to meet these challenges or that our business will not face disruptions.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,153.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 Legacy 450/500 jet families and the E2 jet family through December 31, 2016. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. The full amount of these cash contributions were nonrefundable during 2016, as we had met all the required milestones.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect us.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with Boeing, Airbus and Bombardier, all large international companies, we are one of the leading manufacturers of commercial aircraft in the world. Certain of these competitors may have greater financial, marketing and other resources than we have. Although we have attained a significant share of the market for our commercial aircraft products, we cannot assure that we will be able to maintain our current market share. Our ability to maintain our market share and remain competitive in the commercial aircraft manufacturing market over the long term requires continued enhancement of our products’ technology and performance. Our primary competitor in the regional jet market is Bombardier Inc., a Canadian company, which has significant technological capabilities and financial and marketing resources. Additionally, Chinese, Russian and Japanese companies are also developing regional jets and already have firm orders in backlog.

As a relatively new entrant to the executive jet market, we face significant competition from companies with longer operating histories and established reputations in this industry. Some of our competitors in the executive jet market have a longer track record and a more established customer base. In addition, the level of pre-owned aircraft for sale continues to pressure new aircraft demand in this segment and may impact the value of the used aircraft we own in our portfolio. We cannot assure that we will continue to increase our market share in the executive jet market segment, or that we will not experience a reduction in our current market share in this segment, especially in a scenario of a decrease in the global market demand, which we expect for 2017.

Protectionist and other measures adopted by the governments of specific countries could adversely and disproportionately affect us when compared to our main competitors. Our production is spread globally, with parts manufactured in one or more countries and assembled in another, and as a result any limitations to trade, including quotas, tariffs, subsidies or local content requirements, may increase our production costs and affect our capacity to compete in equal terms in the market for our products.

We worked with a limited number of key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 85% of the production costs of our Commercial Aviation aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant delays and expense. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot assure you that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

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

Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which we operate, governing, among other things: product performance or content; energy use and greenhouse gas emission; air; water and noise pollution; the use, storage, transportation, labeling and disposal or release of hazardous substances, human health risks arising from the exposure to hazardous or toxic materials; and the remediation of soil and groundwater contamination on or under our properties (whether or not caused by us), or on or under other properties and caused by our current or past operations. Environmental regulatory requirements, or enforcements thereof, may become more stringent and we may incur additional costs to be compliant with such future requirements or enforcements. We currently have several ongoing comprehensive programs to reduce the effects of our operations on the environment. For more information, see “Item 4D. Information on the Company—Property, Plant and Equipment.”

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

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. For further information, see “Item 5A – Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market—Defense & Security—Tax Incentives.”

We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives. We could be materially adversely affected in the event our existing benefits are cancelled or not renewed.

Investigations by government authorities under the FCPA and other applicable anti-corruption laws may result in substantial fines and other adverse effects.

On October 24, 2016 we finalized definitive agreements, or the Final Agreements, with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or the SEC, for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA. We also finalized a term of undertaking (termo de compromisso e de ajustamento de conduta), or TCAC, with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal), or MPF, and the Brazilian Securities and Exchange Commission, or the CVM, for the resolution of violations of certain Brazilian laws. Under these settlements, we agreed to pay a total of US$205.5 million to the SEC and DOJ (of which US$20.0 million was due under the TCAC), and a total equivalent to US$20.0 million to a Brazilian federal fund. See “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—SEC/DOJ and Brazilian Public Prosecutor’s Investigations.”

We also agreed to an external and independent monitorship for a period of three years. The monitorship period may be extended at the DOJ’s discretion depending on our compliance with the DPA. The monitor may recommend changes to our policies and procedures that we must adopt unless they are unduly burdensome or otherwise inadvisable, in which case we may propose alternatives, which the DOJ may or may not accept. Operating under the oversight of the monitor may result in burdens on members of our management and divert their time from the operation of our business. We currently cannot estimate the costs that we are likely to incur in connection with compliance with the Final Agreements, including the retention of the monitor or implementing the changes, if any, to our policies and procedures required by the monitor. However, the costs and burdens of the monitoring process could be significant and could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations.

In addition, under the DPA the DOJ has agreed to defer prosecution for three years of the facts acknowledged by us that occurred between 2007 and 2011, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DOJ determines that we have breached the DPA, the DOJ may commence prosecution or extend the term of the DPA for up to one year. Similarly, if we breach our obligations under the TCAC, it may also be terminated by the MPF and the CVM in which case we would be subject to sanctions. Such criminal prosecution or sanctions could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Moreover, related proceedings and developments are ongoing and could result in additional fines, and possibly other sanctions and adverse consequences, which may be substantial. We currently cannot estimate the costs, sanctions or other adverse consequences in connection with these proceedings, nor can we predict the manner in which any proceedings will be resolved. However, any such costs, sanctions or other adverse consequences could be significant, and any resolution could have a material adverse effect on our business, financial condition, results of operations, or cash flows. We believe that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for regional jets in the U.S. market.

A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the weight of aircraft and number of 76 seat commercial aircraft in an airline’s fleet operated by regional carriers. As a result, our opportunities for near-term growth in the U.S. regional jet market in the 76 seat jet category may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our regional jets not to exercise those options. In December 2016, during the major US airlines negotiations with their respective pilot union, the maximum takeoff weight restrictions for 76-seat aircraft included in the relevant scope clauses remained unchanged. The next round of negotiations between the major US airlines and their respective pilot unions is scheduled to occur in 2019 at which time such restrictions may be revisited. We cannot assure you that current restrictions will be lessened, or will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, we cannot assure you that scope clauses will not become more prevalent or restrictive, or that some other form of restriction will not take effect, in Europe or in other markets.

The supply of pilots to the airline industry may be limited.

FAA regulations may negatively impact the supply of qualified pilot candidates eligible for hiring by the airline industry. A first officer in domestic operations must hold an airline transport pilot certificate and an airplane type rating for the aircraft to be flown. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to those requirements, there may be a growing scarcity of new entrant pilots who meet the experience qualifications, impacting mainly regional carriers as they are the normal entry airlines for new pilots, and the majors are expected to hire many of their experienced pilots. Any further inability to recruit, train and retain qualified pilots may materially impact our customers’ operations.

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•	interest rates;

•	currency fluctuations;

•	monetary policies;

•	inflation;

•	liquidity of capital and lending markets;

•	tax policies;

•	labor regulations;

•	energy and water shortages and rationing; and

•	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

Since 2011, Brazil’s economy has been weak. The Gross Domestic Product, or GDP, contraction rates were (3.6)% in 2016, (3.8) % in 2015, and GDP growth was 0.1% in 2014, 2.7% in 2013 and 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2017, analysts forecast that the Brazilian GDP will grow 0.5%.

Our results of operations and financial condition have been, and will continue to be, affected by the weakness of the Brazilian GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Political instability may adversely affect our business and results of operations, the price of our common shares and our debt instruments.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutors’ Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect our business, financial condition and results of operations and the trading price of our common shares and ADSs.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in 2018. Political uncertainty has remained since Mr. Temer, the subject of allegations of misconduct, took office. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 6.4%, 10.7% and 6.3% in 2014, 2015 and 2016, respectively and the tendency is stable or slightly decreasing inflation for 2017.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Among the effects of such inflationary pressure is a rise in labor costs. Contracts in our Commercial Aviation and Executive Jets segment are adjusted for U.S. inflation, and major contracts in our Defense & Security segment are adjusted for Brazilian inflation. If Brazil experiences high inflation again, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us. Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. Approximately 37% of our cash and cash equivalents are indexed to the variation of the SELIC and CDI rates and IPCA and IGP-M indices, therefore, fluctuations of Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.905 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 at December 31, 2016. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, as in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect us.

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us:

•	Approximately 15% of our total costs are incurred and denominated in reais.

•	Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (principally property, plant and equipment and intangible assets). Had the real devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2016, the deferred income tax expense would have been higher or lower by approximately US$140.3 million. For more information, see Note 24 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

•	Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from the Defense & Security segment, when converted to the U.S. dollar as our functional currency.

•	Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

We may, as a result, be materially and adversely affected by exchange rate variations.

Developments and the perceptions of risk in other countries may adversely affect the market price of Brazilian securities, including our ADSs, our common shares and our debt instruments.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our securities, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Recently, heightened volatility in the Brazilian market was due to, among other factors, uncertainty as to the implication of U.S. elections, U.S. monetary policy and Great Britain’s exit from the European Union on international financial markets, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions.

Any further downgrading of Brazil’s credit rating could adversely affect the market price of our common shares, ADSs and debt instruments.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In December 2015, Moody’s placed Brazil’s Baa3 ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook (recently changed to stable), citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. Rating agency Fitch also downgraded Brazil’s credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession. As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected. Continuation of the current Brazilian recession could lead to further ratings downgrades. As a result of the Moody’s downgrade of Brazil’s issuer and bond ratings in February 2016, the rating agency also downgraded Embraer’s issuer rating from Baa3 to Ba1, below investment grade, as the rating agency largely does not rate issuers higher than one rating notch above the sovereign credit rating of the country in which issuer is located. At this time, Embraer maintains its investment grade rating from Standard and Poor’s of BBB, and Fitch Rating of BBB-.

Any further downgrade of Brazil’s credit ratings could heighten investors’ perception of risk and, as a result, increase the cost of debt issuance and adversely affect the trading price of our securities.

Risks Relating to Our Common Shares and ADSs

If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. If holders of ADSs decide to exchange their ADSs for the underlying common shares, they will be entitled to continue to rely on the custodian’s electronic certificate of registration for five business days from the date of exchange. Thereafter, such holders of ADSs may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the common shares unless they obtain their own electronic certificate of registration or register their investment in the common shares pursuant to Resolution No. 4,373, which entitles certain foreign investors to buy and sell securities on the São Paulo Stock Exchange. Holders who do not qualify under Resolution No. 4,373 will generally be subject to less favorable tax treatment on gains with respect to the common shares. If holders of ADSs attempt to obtain their own electronic certificate of registration, they may incur expenses or suffer delays in the application process, which could delay their ability to receive dividends or distributions relating to the common shares or delay the return of their capital in a timely manner. In addition, we cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by a holder of ADSs will not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to such holder, to the disposition of the underlying common shares or to the repatriation of the proceeds from such disposition, will not be imposed in the future.

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

Corporate History

Embraer S.A. is a publicly-held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Presidente Juscelino Kubitschek, 1909, 14th and 15th floors—Torre Norte—São Paulo Corporate Towers, 04543-907, São Paulo State, Brazil. Our telephone number is 55-11-3040-6874. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

Originally formed in 1969 by the Brazilian federal government, we became a publicly-held corporation in 1989 and were privatized in 1994. In the privatization process, the Brazilian government created the golden share, a special class of shares to ensure that the Brazilian government has certain veto rights, in particular regarding military programs.

In 2000, we registered with the SEC and listed our American Depositary Receipts in the New York Stock Exchange.

In 2006, we promoted a corporate restructuring process focused on simplifying our capital structure, which is since then comprised only of common shares, and we also joined a special listing segment of the BM&FBovespa stock market, as known as Novo Mercado, enhancing our corporate governance standards. Since then we do not have a controlling shareholder or controlling shareholder group.

In 2010, our shareholders approved a change to our corporate name from “Embraer – Empresa Brasileira de Aeronáutica S.A.” to “Embraer S.A.”, as well as the addition of capabilities and the broadening of the scope of our defense business unit to allow this business unit to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes. As a result, in 2011 and 2012 we made acquisitions or entered into partnerships in the defense segment, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., and the incorporation of Harpia Sistemas S.A., Savis Tecnologias e Sistemas S.A. and Visiona Tecnologia Espacial S.A.

Business Development

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985 and is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers that was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional jet family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2 and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. Our Commercial Aviation business is our primary business, accounting for 56.7% of our revenue for the year ended December 31, 2016.

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jet portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. Our Executive Jets segment accounted for 27.8% of our revenue for the year ended December 31, 2016.

We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the U.S., Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft based on the ERJ 145 regional jet platform, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390), basic and advanced training and light attack and training aircraft (Super Tucano), unmanned aerial systems (UAS), and geostationary defense and communications satellites. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market. In May 2016, we successfully conducted the first flight of the KC-390’s second prototype and we expect to deliver the first aircraft in 2018. Prototype 001 and 002 recorded together more than 700 flight hours in 2016. Our defense and security business accounted for 15.0% of our revenue for the year ended December 31, 2016. Revenues from sales to the Brazilian federal government accounted for 62.0% of the revenue for this segment for the year ended December 31, 2016.

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lookheed Martin Company, for its production of helicopters. We provide to Sikorsky the development and manufacture of the Landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020. We developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2016, we had delivered a total of 1,373 of these aircraft. Our other related businesses, accounted for 0.4 % of our revenue for the year ended December 31, 2016.

On December 20, 2016, we announced the creation of a business unit focused on services and customer support. The new business unit is expected to start operating in the first half of 2017 and will bring together capabilities that are currently spread throughout different business areas, in addition to being responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. There are currently around 2,000 Embraer commercial aircraft and over 1,000 Embraer executive jets, as well as defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new regional jets will be put into service (jets up to 130 seats). In business aviation, certain forecasts indicate that there may be more than 8,000 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet.

Capital Expenditures (Property, Plant and Equipment and Development)

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5C. Research and Development, Patents and Licenses, etc.– Capital Expenditures”

4B.	Business Overview

We are the leading manufacturer of jets of 70 to 130 seats in the world, based on 2016 revenue arising from sales of commercial aircraft, and we have a franchise footprint, represented by our global customer base. Our focus is achieving customer satisfaction with a range of products and services addressing the commercial airline, executive jet and defense and security markets. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation, and for defense and security purposes and related services. We also produce, market and sell executive jets in the light, mid-light, mid-size, large and ultra-large categories: the Phenom 100/300 family, the Legacy 450/500 family, the Legacy 650 and the Lineage 1000, respectively. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain long-term customer relationships. For the year ended December 31, 2016, we generated revenue of US$6,217.5 million, of which approximately 91.7% was U.S. dollar-denominated. Of our revenue in 2016, 56.7% was from our Commercial Aviation business, 27.8% % was from our executive jets business, 15.0% was from our Defense & Security business and 0.4% was from our other related businesses. At December 31, 2016, we had a total firm order backlog of US$19.6 billion, which included 450 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft sold, we are the leading manufacturer of jets of 70 to 130 seats, with a strong global customer base. Around 100 airlines from over 60 countries are flying our commercial jet aircraft on five continents. Our customers include some of the largest and most significant network, regional and low cost carriers in the world.

Aircraft Design; Technology; Cost and Operating Efficiency. We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our competitive sales prices, reducing the development time of our aircraft. Our investment in innovative technologies, such as Design for Automation, enable us to increase operational efficiency by reducing engineering and production costs as well as lowering customers’ maintenance costs.

Strategic Risk-Sharing Partners. With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft and contribute their own funds to develop these systems and components, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our development expenses through direct contributions of cash or materials. These strategic relationships enable us to lower our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

Funded Development of Defense Products. Historically, development expenditures related to defense aircraft have been funded in large part by our customers, which in this business segment include the governments of different countries. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven civil platforms as a solution for certain defense products.

Flexibility of Production to Meet Market Demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to adjust our production in response to market demand.

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2016, engineers comprised 30.8% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to marketing our jets of up to 130 seats. As of December 31, 2016, we had approximately 550 units of the ERJ 145 jet family and over 1,200 units of the EMBRAER 170/190 jet family active in service. We believe that market opportunities exist for the EMBRAER 170/190 jet family, including our new E2 family of jets, with regional airlines that are seeking to expand their fleet, as well as increase their penetration in higher density markets and add longer routes. We also believe that our commercial jets will have opportunities with mainline and low-cost airlines that are right sizing their fleets to adjust capacity for low to mid-density markets and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 130 seats to our customers.

Strengthening Our Position in the Executive Jet Market. We believe that the executive jet market provides us with significant growth opportunities. We offer products in nearly all executive jet categories, from the entry-level to the ultra-large cabin class. We have developed the Phenom 100, an entry-level jet, the Phenom 300, a light jet, Legacy 450, a mid-light jet, Legacy 500, a mid-size jet, the Legacy 650E, a large executive jet and the Lineage 1000E, an ultra large jet. This portfolio represents one of the broadest in the industry. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets. In the last 10 years, we introduced four clean sheet design airplanes to the market: Phenom 100, Phenom 300, Legacy 500 and Legacy 450. In 2016, our customer support was ranked number one by the two independent industry leading surveys—Aviation International News (AIN) and Pro Pilot Magazine.

Continue to Pursue Market Niche Opportunities in the Defense and Security Market. We currently offer products for transportation, light attack, training, intelligence, surveillance and reconnaissance. With our products, we have been able to provide enhanced capabilities through a portfolio of Defense integrated solutions, meeting the needs of a wide range of governments to address their military assignments.

Continued Focus on Customer Satisfaction established and respected Services and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers can rely on several authorized third-party maintenance service centers around the world to comply with their maintenance needs. On December 20, 2016, we announced the creation of a business unit focused on services and customer support, see “–Business Development” above. For further information on our support and services network, see “—Services and Support.”

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

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 56.7% of our revenue for the year ended December 31, 2016.

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

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers four aircraft models in the regional passenger jet range. The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 108-124 seat jet.

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

We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality. Aircraft in the family share approximately 86% of the same components. The high level of commonality in this jet family lowered our development expenses and shortened our development period. We believe that this commonality leads to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family does not share the same wing design. This new regional jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric and contain state-of-the-art avionics manufactured by Honeywell.

The EMBRAER 170/190 jet family’s principal features are:

•	Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,700 nautical miles, respectively, and each is available in the long-range version, with maximum fully loaded ranges of 2,100 and 2,000 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,800 and 1,500 nautical miles, respectively, and each is available in the long-range version with maximum fully loaded ranges of 2,400 and 2,200 nautical miles, respectively.

•	Ground servicing. The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•	Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom and a larger baggage compartment than the regional jets of our competitors, including those regional jets that are in the development stage.

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. We estimate our total investments in the new E-Jets E2 models to be US$1.7 billion, net of contributions from suppliers, through 2021.

The launch of the E2 builds on our vision to offer leading-edge commercial jets with a capacity right-sized for 70 to 130 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost, and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of a mature platform and commonality with current generation E-Jets. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal.

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, of up to 114 seats. The E195-E2, compared to the current E195, has grown by three seat rows and will accommodate up to 132 seats in a typical single class configuration or up to 146 seats in a high-density configuration.

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

In February 2016, in a ceremony held at our plant in São José dos Campos, we presented the E190-E2. The E190-E2 made its first flight in May 2016. There are already four prototypes of this model and it is scheduled to entry into service in first-half of 2018.

In March 2017, in a ceremony held at our plant in São José dos Campos, we presented the second model of E2 jet family, the E195-E2, that is scheduled to entry into service in 2019.

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2016, our largest customers, by aircraft in service, were Skywest, Republic, Trans States, Envoy, Azul, Aeromexico, Tianjin—HNA, JetBlue, HOP!—Air France and Air Canada. In addition, as of December 31, 2016, more than 85% of our firm orders in backlog for the current family of EMBRAER 170/190 jet family were from the airlines Skywest, American Airlines, United, JetBlue, Alaska, Air France-KLM and Hainan, and the leasing company Aldus. For a discussion of significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers.”

On March 9, 2017 we announced that Azul, the largest operator of the current generation E195s in the world, will be the launch operator of the E195-E2. Azul has 30 firm orders and 20 purchase rights for the E195-E2.

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

Services and Support – Commercial Aircraft

We are working on further developing our portfolio of services for our Commercial Aviation customers, which comprises the following areas:

•	Field Support, which provides conveniently accessible on-site or remote assistance for all operational and technical issues in order to maximize customer performance;

•	Technical Support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	Flight Operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision, and training resources;

•	Aircraft Modification, which provides execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	Materials, which ensures availability and economy in parts and materials management for both scheduled and unscheduled maintenance;

•	Maintenance, which provides optimized maintenance solutions based on best practices for efficiency, safety, and effectiveness;

•	Training, which prepares crew, maintenance technicians, and operations personnel for the highest levels of competence; and

•	eSolutions, which deploys the internet as the core communication channel for 24/7 collaboration and information exchange.

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers, respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Amsterdam, Netherlands, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

In São José dos Campos, we also offer the following services:

•	Customer Care Center (CCC) providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	MRO network management (Maintenance Repair & Overhaul) strategy and policy;

•	business development support;

•	technical publications development; and

•	technical services, such as: maintenance training, eSolutions, engineering services, pilot services and aircraft modifications.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as our:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan (ECIP);

•	Embraer Parts Exchange Program (EPEP); and

•	Customer Stock Optimization.

We own and operate MRO facilities in Nashville, Tennessee, where we have the Embraer Aircraft Maintenance Services (EAMS), a dedicated service center for commercial aviation, and through Ogma we offer dedicated maintenance services both commercial and defense customers in Alverca, Portugal.

The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2016, these centers are:

•	TAP Maintenance & Engineering, in Porto Alegre, Rio Grande do Sul, Brazil;

•	LOTAMS – LOT Aircraft Maintenance Services, in Warsaw, Poland;

•	STAECO, in Jinan, China;

•	Tianjin Airlines, in Tianjin, China;

•	AUSTRAL, in Buenos Aires, Argentina; and

•	Kenya Airways, in Nairobi, Kenya.

Our strategy is to target our service and support leadership position by continuing to provide the best customer support anytime and anywhere in the world, and relying on our strong MRO Network, which satisfies customers’ expectations of quality, lead time, affordability, capability and global coverage.

We constantly monitor customer satisfaction levels and keep open communication channels with them in order to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we use the following tools and forums:

•	a customer support satisfaction survey performed annually in order to identify our competitive position;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences that take place yearly in the various regions of the world where we have customer operators;

•	Embraer MRO Conference that take place yearly in the Service Centers from different regions of the world where we have agreement alignment;

•	a yearly maintenance cost workshop, where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference;

•	interactive forums for discussions in the web portal FlyEmbraer, to foster the exchange of experiences among customers and Embraer;

•	participation in international fairs related to maintenance, technology, customer relationship management and others;

•	Customer Advisory Board (CAB), a biennial meeting with senior executives from our Customer Companies to get high level insights, visions and suggestions for our future; and

•	an internal program named EECE (Embraer Excellence in Customer Experience), aiming to address changes in the Services & Support area of the Commercial Aviation division, in order to elevate the performance of the Commercial Aviation business, covering current and future market needs, with the purpose of obtaining the highest levels of customer satisfaction based on their experience in the commercial aviation industry.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

We currently face the strongest competition from the following aircraft in the 70-130 seat category:

•	ATR-72, a 68-seat turboprop produced by ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	ARJ21, a 90-seat regional jet produced by COMAC;

•	SSJ100, a 103-seat regional jet produced by Sukhoi;

•	A318, a 120-seat jet produced by Airbus; and

•	737-600, a 123-seat jet produced by Boeing.

We expect new developments in this market segment from current and new competitors, including:

•	Bombardier’s CSeries jet launched in 2008, which seats 110 to 150 passengers, and entered into service in 2016; and

•	Mitsubishi Heavy Industries’ MRJ, a 76- to 88-seat regional jet launched in March 2008, which is expected to enter into service by 2018.

We are the leading manufacturer of jets of 70 to 130 seats in the world, with 51.0% market share in terms of accumulated net orders, since 2004, followed by Bombardier with 24.0%, COMAC with 10.0%, Mitsubishi with 8%, Sukhoi with 8.0% and the remaining 6.0% being held by other competitors.

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

Executive Aviation Business

We refer to our business aviation segment as “Executive Jets”. We developed a line of executive jets beginning with the Legacy Executive in 2002, later renamed the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650. The following model we developed was the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jet portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, a mid-light and a mid-size jet, respectively. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E.

These aircraft models establish our executive jets portfolio as one of the broadest in the business aviation industry.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, high-net-worth individuals and to flight academies, both independent as well as those belonging to airlines and armed forces. Our Executive Jets segment accounted for 27.8% of our revenue for the year ended December 31, 2016. On December 31, 2016, our firm orders in backlog for our executive jets totaled US$1.29 billion.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the ANAC and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to ten people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the ANAC and FAA certification and entered into service one year after the Phenom 100. By the end of 2016, the Phenom 100 fleet comprised more than 335 aircraft distributed in 28 countries and the Phenom 300 fleet comprised over 380 jets distributed in 27 countries.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by ANAC in December 2008 and by FAA in January 2009, and entered into service in the first half of 2009. By the end of 2016, the Lineage 1000 fleet comprised more than 25 units distributed in 13 countries. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, enhancing the customer experience by extending its range capability and offering new interior amenities.

In April 2008, we formally launched two new programs in the medium jet categories, the mid-light Legacy 450 jet, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the mid-size Legacy 500 jet, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 450/500 jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 650. The Legacy 500 was certified by ANAC and FAA in 2014, the same year that it entered into service. By the end of 2016, the Legacy 500 fleet was composed of more than 40 units distributed in 12 countries. The Legacy 450 was certified by ANAC and FAA in August 2015 and by EASA in September 2015. In November of the same year we announced an increase in the Legacy 450’s range, to 2,900 nautical miles, and it entered into service in December. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry.

In October 2009, we presented the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received ANAC and FAA certification, respectively, in October 2010 and February 2011, with its entry into service occurring in November 2010. By the end of 2016, the fleet of Legacy 650s comprised more than 90 jets in service in 26 countries. The latest evolution of the aircraft that originated our Executive Aviation business is the Legacy 650E, which introduces interior enhancements, in addition to a ten-year warranty, which sets a new industry standard for performance and reliability.

Competition

Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Textron, Bombardier, Honda and Pilatus. In the mid-size category, the Legacy 500 competes with Textron, Bombardier, Dassault and Gulfstream aircraft, while the Legacy 450 competes largely with aircraft produced by Bombardier and Textron. The Legacy 650 competes with aircraft produced by Dassault, Bombardier and Gulfstream. Boeing and Airbus are the main competitors for the Lineage 1000E ultra-large jet.

Continuing Internationalization

In October 2014, we announced our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our existing 212,000 square-foot campus at Melbourne International Airport. The new complex consists of four new buildings: an assembly hangar, a paint facility, a completion center and a flight preparation facility, which are operational, as well as a new dedicated delivery center that will begin operations in the first half of 2017.

The Executive Aviation customer fleet has expanded globally, with strong presence in major markets. In order to ensure customer satisfaction, we have introduced a global logistics model to replace an export model, based in Brazil. Through partnerships with global providers, we have optimized our support logistics to offer customers immediate access to 93% of all available parts, up from 81% four years ago.

Services and Support – Executive Jets

We expect to continue enhancing customer support and services offered in the Executive Jets segment. To this end, we have added five wholly-owned service centers to our operations since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; Bradley, Connecticut and Sorocaba, São Paulo. At the end of 2016, we had 69 service centers to support our executive jet fleet.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. To measure our customers’ satisfaction, we conduct a yearly customer experience survey of Executive Jet customers to develop action plans that will allow us to provide effective responses to our clients. Our Customer Support Contact Center counts on a team of specialists dedicated support all Embraer Executive Jets and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center operates 24 hour a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, thus assuring that customers have expert assistance anywhere in the world.

In August 2014, our Executive Jets product support was for the first time listed at the top of the Best Support & Services ranking by Aviation International News magazine, in 2015 Pro Pilot magazine ranked Embraer Executive Jets in first place and in 2016, for the first time, we were number 1 of both the AIN and Pro Pilot Product Support Surveys. The positive customer responses evidenced by these surveys recognize our efforts in providing excellent customer support and services which are consistent with our business strategy and demonstrate Embraer’s commitment in this regard.

In 2015, our three service centers in the United States received for the fifth time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2013, we selected FlightSafety International as the training provider for the Legacy 450/500 and by the end of the year the first Full Flight Simulator had already been built. It was certified in November 2014 in accordance with the aircraft’s entry to service at the end of 2014. In 2016 FlightSafety offered its inaugural class in the Legacy 500 Full Flight Simulator, in Dallas, TX, USA.

Defense & Security Business

In 2011, we added capabilities and broadened the scope of our business unit dedicated to the defense and security market. The creation of the new Embraer Defense & Security unit was an important step towards consolidating Embraer as a key supplier of defense and security solutions for the Brazilian federal government, as well as other governments worldwide.

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training/light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems and border surveillance and security. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistic Support programs.

As of December 31, 2016, we had sold more than 1,250 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet Products. Our defense and security business accounted for 15.0% of our revenue for the year ended December 31, 2016.

Products

Military Transport – KC-390

The KC-390 is a multirole military transport aircraft developed to set higher standards in its class. Flexible, safe and fast, the KC-390 is efficient for cargo and troop transport, aerial resupply, humanitarian missions, among other uses. Designed with modern engineering solutions, this new aircraft is an innovation in military transport aviation. Greater flexibility, strength, mobility, easy maintenance and new technology make the KC -390 the best option on the market.

In June 2013, we announced a partnership with Boeing to market and sell the KC-390 medium-airlift aircraft in the U.S., United Kingdom and select Middle Eastern markets. In 2016, Embraer and Boeing expanded this agreement, signing an agreement to jointly market and support the KC-390 military transport aircraft. Under the agreement the companies will together pursue new business opportunities, both for the aircraft itself and for aircraft support and services.

Light Attack and Training – Super Tucano

Equipped for counter insurgency scenarios with integrated sensors, data-link, cockpit protection and multiple weapons configurations, the combat proven Super Tucano is the market benchmark in its class, as the only turboprop platform under production that was designed from its inception for close air support, precision weapons delivery, ISR and electronic warfare. Due to its handling characteristics, low operational cost and state-of-the-art avionics systems, the Super Tucano is also a full-fledged advanced trainer.

In February 2013, the U.S. Air Force awarded the LAS (Light Air Support) contract to Sierra Nevada Corporation (SNC), who partnered with us, to supply 20 Embraer A-29 Super Tucano aircraft as well as ground training devices, pilot and maintenance training and logistic support. The aircraft will be used to provide light air support, reconnaissance and training capabilities to the Afghanistan military. In March 2013, we officially opened a 40,000-square-foot facility in Jacksonville, Florida, to produce the LAS aircraft. The facility in Jacksonville performs pre-equipping, mechanical assembly, structural assembly, systems installation and testing, and flight testing of A-29 aircraft. Through the LAS program, SNC and Embraer support more than 1,400 jobs with more than 100 companies throughout the United States.

Fighter—F-X2 Project

In July 2014, Embraer Defense & Security and Saab entered into a memorandum of understanding to collaborate in a joint program management for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil´s next generation fighter jet. Under this agreement, we will perform a relevant role in the overall program performance as well as undertake an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force. The contract between the companies that establishes the partnership for joint development, industrialization and management of the F-X2 Project for the Brazilian Air Force, became effective in 2015. We participate in the coordination of all development and production activities in Brazil. Furthermore, we and Saab will work together in the development of the two-seat version of the Gripen NG.

By December 2016, a team of more than 80 Embraer engineers and technicians have been in Sweden to conduct initial training in the maintenance and development work for the Gripen NG. All the technology developed by the joint team will be later transferred to Brazil. A dedicated Engineering development center for this program, the GDDN (Gripen Design Development Network) was inaugurated at Embraer’s industrial plant in Gavião Peixoto, in the state of São Paulo, to support the Brazilian Air Force Program.

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

The second program with the Brazilian Air Force, known as the A-1M modernization program, focuses on modernizing the 43 AMX. In 2013, Embraer Defense & Security delivered the first A-1M fighter jet to Brazilian Air Force, with two additional aircraft delivered in 2014. Due to Brazilian government budget constraints, at the end of 2016 this contract is under renegotiation between the Brazilian Air Force and Embraer, focusing on scope adjustments.

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

Principal Defense & Security Subsidiaries and Joint Ventures

Bradar

Bradar Indústria S.A. is a company dedicated to Electronic Systems and Sensors engaged in the development of high-tech sensors as defense radars for ground and aerial surveillance, electronic warfare and intelligence equipment, and airborne remote sensing solutions for mapping and monitoring using synthetic aperture radar (BradarSAR) that generates high-resolution precision maps on day or night and all weather conditions.

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

Since February 2016 we control all of Bradar’s shares and, shortly thereafter, announced our intention to consolidate Bradar’s operations with Savis Tecnologias e Sistemas S.A.

In 2016, the Brazilian Armed Forces employed the M-60 Short Range Air Defense radar for security at the Rio Olympic Games for the surveillance, classification, and tracking of targets, adding one more major events to its successful missions that already includes the Rio +20 Environment Conference and the FIFA World Cup 2014.

Savis Tecnologia e Sistemas S.A.

Savis is an engineering company and our wholly-owned subsidiary, dedicated to systems integration. Currently engaged in the development, integration, project management, implementation and life cycle support of Border Protection Projects and Defense of Strategic Structures.

Savis, through its distinct systems integration capabilities, and Bradar, with its technological development capabilities, have joined efforts in the execution of complex projects. Together, they form the Consortium Tepro, which is responsible for implementing the SISFRON (Integrated Border Monitoring System) in Brazil. Savis as leader of the Tepro Consortium, is the Lead System Integrator for Phase I of Brazilian Army’s SISFRON, which is the largest ongoing border surveillance project. The full scope of the SISFRON will encompass the surveillance and protection of more than 10,000 miles of Brazilian western land borders, stretching through 11 Brazilian states and 10 neighboring countries, covering 27% of Brazilian Land Mass.

SISFRON’s Phase I includes the surveillance and protection of approximately 400 miles of Brazilian borders under responsibility of the Western Military Command, covering the frontiers between the Brazilian States of Mato Grosso and Mato Grosso do Sul with Paraguay and Bolivia.

In 2015, the progress of the work advanced, surpassing 50% of implementation, with operative capacities in sensors for electromagnetic signal intelligence, mobile and fixed ground surveillance radars and optronics. All data acquired by these sensors flows to mobile and fixed command and control centers, through tactical and strategical communications networks, and is then analyzed through decision support systems. All of this works organically, as one system, backed by an extensive Integrated Logistic Support.

In 2016 many of the already deployed capacities of SISFRON were demonstrated to various local and international authorities, and the implementation progressed further, proving the success and achievements of such endeavor, also in 2016, we announced our intention to consolidate operations of Savis and Bradar, under leadership of the Savis CEO. The combination of skills will offer integrated solutions with great potential for the domestic and foreign markets, contributing to the diversification of Embraer Defense & Security’s customer base and the expansion of its products and services portfolio.

Atech

Atech is a Brazilian company, fully owned by us since 2013, focused in complex systems for critical missions, developing products and services in the area of Command and Control, Communications, Computer and Intelligence, Air Defense and Air Traffic Control for the defense, security and other civil applications.

Atech is responsible for the development and modernization of Brazilian Air Traffic Control Systems (ATM) and has already implemented the new SAGITÁRIO system in nine Air Traffic Centers in Brazil and the new Flow Management System (SIGMA) in the main control centers including Rio de Janeiro and São Paulo, supporting the Brazilian Authorities on major events in Brazil.

In 2016, Atech successfully delivered and implemented the first phase of the Air Traffic Flow Management System (Skyflow) to the Airport Authority of India and started the technology transfer and development of the mission training and support system of the new Brazilian FX fighter program, as part of our contract with SAAB.

As part of the LABGENE program, signed with the Brazilian Navy to develop the protection and control system of the nuclear reactor for the submarine project, Atech concluded all system definition and the procurement phase of the project and the program has evolved as planned.

Other relevant programs have evolved in 2016 as the H-XBR (Atech is responsible for the Tactical Mission System) with the conclusion of the integrated tests of the system in the helicopter H-225, the new Brazilian Air Force Command and Control System (SPA-C2 Program) has completed the development and acceptance phase and the air traffic control simulator platform (PLATÃO) has also been concluded its development.

Atech has also positioned as the strategic alternative to develop critical systems for Embraer such as the new Logistics Execution System (LES).

Atech has started the development of the integrated solution (Air-Ground Surveillance, Air Traffic Control, Communication and Command and Control) to an African country as part of the contract signed in 2015.

Visiona Tecnologia Espacial S.A.

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, formed Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%.

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

In December 2015, after a successful cycle of equipment and subsystem manufacturing and testing, the mating of the Satellite Platform and the Communication Module (payload) was concluded at the supplier facilities in Cannes, France.

In December 2016, after a successful phase of environmental and functional tests, the satellite was delivered and approved. It is ready to be shipped to the launch site according to its launch slot. The ground system’s test and validation was also concluded in December, 2016.

Ogma

Indústria Aeronáutica de Portugal S.A., or Ogma,located in Alverca, Portugal, combines the accumulated know-how of over 90 years as an aircraft manufacturer and maintenance service provider. Ogma offers worldwide MRO (maintenance, repair and overhaul) services mainly for defense, but also for commercial and executive aviation as well for aircraft engines and components. Furthermore, Ogma plays an important role as a major aerostructure supplier of integrated solutions to OEMs and first tier suppliers. Ogma delivers assemblies and sub-assemblies of both metallic and composite materials. We own 65% of the voting capital of Ogma and the Portuguese Defense Company (EMPORDEF) owns the remaining 35%.

During 2016, Ogma made important investments focusing on efficiency and maintenance capability improvements, including a new painting hangar, a new commercial aircraft MRO line and manufacturing capabilities (automatic riveting and 5axe machines).

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

In 2016, sales efforts resulted in new contracts to support Embraer’s Defense & Security customers. We strengthened this relationship by establishing several support and services contracts in Latin America, Europe, Africa and Asia, improving the quality of service in order to meet customers’ operational requirements.

Competition

Our military aircraft faces rigorous competition from various manufacturers from different countries in each market segment.

The Super Tucano competes in the flight training market with the Pilatus PC-21 (advanced) aircraft from Switzerland, the Textron T-6A/B from the U.S., and the Korea Aerospace Industries’ KT-1. In the Light Attack market, the Super Tucano competes with the Textron AT-6 and Scorpion, the Korea Aerospace Industries’ KA-1 and the Iomax Archangel.

In the military transport segment, the KC-390 will operate in the medium airlift segment in the class of 23 tons. Hence its main competitor is the C-130J. Given the multi-mission design of KC-390, including Medical Evacuation, Search and Rescue, Firefighting, Air-to-Air Refueling, Transport of Troops and Aerial Resupply, specific competition with other platforms is also expected.

Other Related Businesses

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, a Lookheed Martin Company, for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related Businesses accounted for 0.4% of our revenue for the year ended December 31, 2016.

We provide to Sikorsky Corporation, the development and manufacture of the Landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020.

We also developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2016, we had delivered a total of 1,373 of these aircraft, including two in 2016.

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

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Since its establishment in 2002, ECC Leasing and one other Embraer wholly-owned subsidiary handled 204 aircraft, of which 6 are under operating leases, 64 are available or under lease/sale negotiations, 2 are performing flight tests at Embraer, and 132 were sold.

ECC Leasing has been able to re-market aircraft in its portfolio with conditions and at values similar to market and without any guarantee from Embraer. All sale and leasing transactions were executed based on market rates, helping to sustain the present and future values of our products.

We believe the results of ECC Leasing will be largely dependent on market conditions, aircraft availability levels and the demand for jets in the 37 to 50 seat category.

Markets

The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in US$ millions)
Commercial Aviation
North America	2,461.7	2,452.7	2,065.0	1,089.4	875.3
Latin America (except Brazil)	87.3	89.8	64.7	457.9	144.6
Asia Pacific	641.1	307.8	155.4	546.3	920.8
Brazil	57.6	145.3	73.9	103.5	46.0
Europe	230.8	316.5	624.7	916.4	1,510.8
Others	48.5	36.6	179.6	193.5	257.9
Total	3,527.0	3,348.7	3,163.3	3,307.0	3,755.4
Executive Jets
North America	1,247.2	1,226.6	739.3	632.2	505.9
Latin America (except Brazil)	107.9	38.7	110.7	6.3	43.3
Asia Pacific	118.3	149.2	353.3	336.6	327.4
Brazil	68.8	72.6	207.1	357.7	136.8
Europe	184.3	218.3	168.4	290.6	254.6
Others	4.0	13.2	12.7	21.1	24.0
Total	1,730.5	1,718.6	1,591.5	1,644.5	1,292.0
Defense and Security
North America	179.1	177.2	199.5	26.4	20.0
Latin America (except Brazil)	17.7	21.7	47.3	16.3	21.7
Asia Pacific	27.7	33.2	78.5	71.0	79.5
Brazil	543.6	479.3	1,004.5	848.5	648.5
Europe	103.6	84.8	100.0	166.9	178.4
Others	61.0	14.9	26.6	67.8	97.1
Total	932.7	811.1	1,456.4	1,196.9	1,045.2
Other Related Businesses
North America	22.8	30.1	53.6	59.7	47.4
Latin America (except Brazil)	—	—	—	—	0.4
Asia Pacific	—	—	0.1	—	—
Brazil	3.9	12.3	20.0	26.9	26.6
Europe	0.6	7.3	3.9	—	—
Others	—	—	—	—	—
Total	27.3	49.7	77.6	86.6	74.4

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our Commercial and Executive aircraft. Approximately 85% of the production costs of our aircraft consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Jets, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

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

At the time E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family success led to 61% of the deliveries share in the 70-130 seats jet segment during 2004 to 2016. Notwithstanding, during the last 10 years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

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

Executive Jets

The risk-sharing partners for the Phenom 100 and Phenom 300 jets are Pratt & Whitney Canada, the engines’ supplier, Garmin, the avionics systems’ supplier, and Eaton Corporation, the hydraulic systems’ supplier. The main risk-sharing partners for the Legacy 450/500 jet family are Honeywell, the engines’ supplier, Rockwell Collins, the avionics systems’ supplier, and the main risk-sharing partners for the Legacy 650 include Rolls-Royce, the engines’ supplier, and Honeywell, the avionics systems’ supplier. The risk-sharing partners for the Lineage 1000 are the same as those for our EMBRAER 170/190 jet family.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the type design of aircraft, their manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the Agência Nacional de Aviação Civil (National Civil Aviation Agency), or Brazilian Aviation Authority, a special organization with the status of a regulatory agency under the Civil Aviation Secretary of Ministry of Transportation, Seaports and Civil Aviation of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency, and validated by the FAA and/or the EASA, some authorities, such as those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification by the foreign authority.

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

4D.	Property, Plant and Equipment

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

In São José dos Campos, State of São Paulo, Brazil we have production facilities for commercial and executive aircraft . In our Defense & Security segment, we have production facilities located in the Gavião Peixoto plant, which is near the city of Araraquara, located in the central region of the State of São Paulo, Brazil. For the final assembly of executive jets, Embraer also has a facility in Melbourne, Florida and in Harbin, China.

We have the flexibility to increase or decrease production in response to adjust demand.

Commercial Jets

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we converted the final assembly for the E-Jets E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle time. In 2015 we started the prototype production for the new E-Jets E2 family of jets.

Executive Jets

Executive jets have been produced since 2011 in São José dos Campos, and are also produced in Melbourne, in United States. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, in order to improve production capacity. In 2015 and 2016, we increased executive jets produced in Melbourne.

Defense & Security

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

We have a final assembly facility in Jacksonville, Florida for Defense & Security where we initiated in 2013 the final assembly line for the A-29 Super Tucano for the U.S. Air Force’s Light Air Support (LAS) Program.

In 2016, we inaugurated the Gripen Design and Development Network (GDDN), in Gaviao Peixoto, it is the hub for the Gripen NG technology development in Brazil for Saab and Embraer together with the Brazilian partner industries and institutions. The GDDN includes the development environment and simulators required to undertake the fighter development work. In addition, the GDDN is connected to Saab in Sweden and the industrial partners in Brazil, securing both technology transfer and efficient development.

Other

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

EZ Air Interior Limited, our subsidiary for the production of interior parts for our Commercial Aviation Segment in Mexican factories, began production and shipping of parts to Brazil in 2013. It achieved full production capacity in January 2015.

In 2015, Embraer announced the completion of its acquisition of a new subsidiary, Embraer Aero Seating Technologies. Embraer progressively acquired its ownership stake in the Company, headquartered in Irwindale, California, which provides luxury seating solutions for the aviation industry. In addition to produce seating for current Embraer product lines, we opened a new manufacturing facility for this business based in Titusville, Florida in Brevard County in 2016.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2016, we were in compliance with our permits. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001 to organize our processes, allowing us to obtain and maintain ISO 14001 certification since 2002. ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. Certified environmental management systems have been progressively implemented across our manufacturing sites, with over 89 % of our employees operating under an ISO 14001.

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

In addition, certain developments in current or proposed carbon emission reduction laws and regulations could in the future indirectly affect our business and results. As of 2010, the International Civil Aviation Organization, through its Environmental Protection Committee, began to develop carbon emission standards for airplanes. In this context, global aviation industry agreed to the first binding limits on aircraft carbon dioxide emissions in 2016, and a global scheme in the form of the “Carbon Offsetting and Reduction Scheme for International Aviation” (CORSIA) was decided. CORSIA aims to address any annual increase in total CO2 emissions from international civil aviation (i.e. civil aviation flights that depart in one country and arrive in a different country) above the 2020 levels, taking into account special circumstances and respective capabilities. Depending on the compensatory payments and limits imposed, as well as on the cost of carbon equivalents, regulations of this nature may impact the growth potential of the air transportation industry as a whole, due to: (1) the internalization of carbon emission-related costs by air transportation companies, which would reduce their profit margins and, consequently, cut down the demand for new aircraft; or (2) higher prices of air tickets, charged by air transportation companies in an attempt to pass emission-related costs along to their passengers, who would in turn seek alternative means of transportation, reducing the demand for air travel and, as a consequence, causing aircraft sales to decline. The effects of either scenario would likely be a decrease in demand for new aircraft in the affected markets, thereby negatively affecting our results. For information on how climate change may affect our commercial aircraft segment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Future Trends in the Commercial Airline Industry and Executive Jet Market—Commercial Aircraft.”

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

Commercial Aircraft

Shortly after the 2008 financial crisis, our industry returned to its long-term growth rate of approximately 5% per year, measured by revenue passenger kilometers (RPK). Expectations for a strengthening economic upturn in the United States and Europe, together with sustained growth in emerging markets, support a positive outlook for air travel.

According to the International Air Transport Association (IATA), global air travel demand continues to trend upward, with 6.3% growth in 2016. International air travel rose by 6.7% and domestic by 5.7% in 2016 compared to 2015, with airlines in all regions seeing growth. The demand environment for air travel continues to improve, suggesting that the growth seen thus far will continue. Demand conditions are improving in the U.S. and Europe and trade volumes have been on increasing, especially in Asia Pacific. The industry’s output level in 2016 was 1,667 commercial aircraft, representing an increase of 2.6% over 2015.

Airlines in Europe and North America experienced a solid 4.6% and 3.2% RPK increase in 2016, respectively. Demand for air travel on regional carriers remains strong in these regions. Restructuring efforts are continuing and hub efficiency is critically important to airlines that rely on connecting traffic and 70 to 130-seat jet aircraft play a key role feeding those hubs.

Air travel growth in emerging markets continues to outpace that in developed countries due to growing regional trade volumes and changing demographic patterns led by rapid urbanization, higher household incomes, discretionary spending and therefore a higher propensity to travel. A growing economy and stronger demand for air transport has historically led to regional integration and generate a need to improve air services. Intra-regional air travel is mostly composed of low and mid-density markets. According to data extracted from Sabre-ADI, more than 80% of city pairs have volumes of up to 300 daily passengers. The 70 to 130-seat jet aircraft allow the carriers to access a wider range of cities, not only in the highest-density markets. We believe that secondary markets will lead the demand for new air travel, and expect carriers to continue to acquire newer and more efficient aircraft to serve low and mid-density markets and to maintain network connectivity.

IATA projects the global commercial airline industry to generate net post-tax profits of US$35.6 billion in 2016 and US$29.8 billion, or 6.6% of revenues, in 2017. Besides improvements to industry structure and an accompanying focus on improving the efficiency and the utilization of aircraft, the downward revision was based on slight increases of jet fuel price projections. The performance of the commercial airline industry is closely linked to the strength of global economic development. After the post-recession 2010 peak, economic activity slowed in both 2011 and 2012. The improvement in financial performance since 2013 is in part due to the upturn in economic growth, signaled by rising business confidence and by upturn in industrial production and world trade growth, and then at the beginning of 2015, by a shortfall of oil prices. 2016 was the third consecutive year when worldwide airlines had strong operating and financial results, principally in North America.

We project that from 2016 to 2035, world air travel demand, measured by RPK, should tend to grow by an average of 4.7% per year. China and the Middle East will lead with annual RPK growth of 6.7% and 6.0% respectively, followed by Latin America at 5.4%. Asia Pacific, the CIS (Commonwealth of Independent States) and Africa are expected to each have growth rates of around 5%. Because Europe (3.8%) and North America (2.7%) are more mature markets, we project them to grow more slowly. By 2035, Asia Pacific and China are expected to be the largest air travel markets in the world, accounting for a combined 37% of total global RPK. Comparatively, Europe and North America are expected to generate 35% of world demand. However, economic downturns, fuel price increases, natural disasters and credit shortages might impair the ability of commercial airlines, including certain of our customers, to finance aircraft acquisitions (see “Item 4C. Information on the Company—Business Overview—Aircraft Financing Arrangements”).

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

In Europe, the major threat to our industry comes from the possibility of an economic downturn caused by the Brexit. In the long term, we believe there will still be a gradual Eurozone economic recovery that, combined with low yields due to the highly competitive open aviation area and high regulatory costs, would keep the revenue environment under pressure. Regional airlines are supporting mainline airlines’ adjustments of capacity and frequency of services as part of their structural cost reduction and improvement programs. Mobility is vital for the intra-European market as Europeans continue to enjoy the freedom to travel that came with air transport liberalization in 1987. European airlines are still adapting to a more dynamic competitive environment and facing many issues such as challenges with labor, increased charges and fees (regulatory, airport and environmental), and the restructuring of businesses to exploit emerging opportunities. In Eastern European countries, we expect more opportunities due to an improved economic environment and maturing markets.

Latin America has faced a tough economic environment. The downturn in global commodity markets remains an important drag, even as lower oil prices and a solid U.S. recovery support activity elsewhere in the region. However, prospects for mid and long-term growth remain positive. Efforts will focus on structural reforms to restore robust, sustainable growth and improve the business environment, with the goal of fostering more diversified, resilient, and prosperous economies. We expect that along with the economic recovery, new investments in aviation infrastructure and regional integration will shape the way air transport will grow in the coming years. We believe that fleet optimization is key, as secondary markets are poised to lead the demand for new air travel. We expect carriers will continue to acquire new and efficient jets with up to 130 seats to serve low and mid-density markets and to maintain network connectivity.

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

Middle Eastern carriers have become global players, driven by the emergence of global hubs with high frequency flights connecting long-haul East-West passengers. Intra-Middle Eastern flights have increased significantly in recent years with the acquisition of smaller aircraft to feed international hubs and cover underserved markets. Further prospects lie in the replacement of aging fleets with new-technology aircraft with Iran, now poised to enter a period of modernization and growth, after the previous international sanctions against the country have been lifted.

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

We estimate a global demand for around 6,400 jets in the 70-130 seat category through 2035 (2,300 units in the 70 to 90-seat segment and 4,100 units in the 90 to 130-seat segment). We project replacement of ageing aircraft to represent 37% of new deliveries and the remaining 63% to support market growth. We project world fleet-in-service of jets in the 70 to 130-seat segment to increase from 2,670 aircraft in 2015 to 6,690 by 2035. We estimate the value of all deliveries at approximately USD 300 billion at list prices.

We expect jets in the 70 to 130-seat category to sustain hub-and-spoke efficiency, to complement narrow-body operations, to provide an optimal balance of frequency and seats, and to encourage new market development with lower-risk, incremental capacity, thus generating significant demand for new aircraft in this segment.

Executive Aircraft

Market Overview

Factors such as global economic growth, oil price, aircraft oversupply, aircraft residual value, level of corporate profits and wealth of high net worth individuals are all key drivers for executive jet demand. Aircraft residual value and oversupply are factors negatively impacting the industry. The current level of pre-owned aircraft is high, which contributes to lower prices of used aircraft, thus also directly and negatively affecting the sales of new aircraft.

Despite the positive recent performance of demand growth drivers such as the population and wealth of high net worth individuals and the level of corporate profits, the number of aircraft sold has not grown. We believe that some corporations remain reluctant to spend on travel alternatives due to corporate policies adopted after the 2008 crisis, at least in the short-term.

At the same time, we believe that new business models in a shared economy could generate more demand and broaden the executive jets pool of users. A trend that we can benefit from due to our competitive and comprehensive portfolio that can fulfill different mission requirements.

In early 2017, the General Aviation Manufacturers Association reported that the industry delivered 652 business jets during 2016 (7.6% lower than 2015), equivalent to US$18.6 billion (15% less than 2015). The expectation for 2017 is that deliveries will total 650 units. Our market forecast projects that approximately 8,000 new commercial jets will be delivered over the next 10 years, totaling US$233.6 billion in the period.

We estimate a compound annual growth rate (CAGR) for the executive jet industry from 2017 to 2026 of 4.0% in terms of both revenue and units delivered.

Our business jet fleet in service has experienced a compound annual growth rate of 33% since 2010. In 2015 and 2016, we delivered a total of 120 units and 117 units, respectively. As we introduce new products in the business jet market, such as the Phenom 100EV, Legacy 450, Legacy 500 and the Legacy 650E, we expect the total number of annual deliveries in this segment to continue to increase in upcoming years even though the number of pre-owned aircraft for sale as well as their price levels continues to pressure new aircraft demand in this segment.

We expect that over the next 10 years, the regional distribution of executive jet deliveries will be as follows:

•	The North American market will continue to be the largest, representing 54% of the world market’s volume and 50% of revenues, approximately.

•	The European and African markets will generate 23% of world deliveries in terms of units and 25% in terms of revenues.

•	Latin America, Asia Pacific and China will together represent 21% of world deliveries in terms of units and generate 25% of the world’s total business jet market revenue.

Defense & Security

Overall we anticipate an increase in defense spending globally.

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

Rapid changes in Brazilian political and economic conditions that have occurred and may occur require a continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Developments in Brazilian federal government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2016	2015	2014	2013
Real growth in gross domestic product	(3.6)%	(3.8)%	0.1%	2.3%
Inflation (IGP-M)(1)	5.9%	10.5%	3.7%	5.5%
Inflation (IPCA)(2)	6.3%	10.7%	6.4%	5.9%
CDI rate(3)	14.0%	14.1%	11.6%	9.8%
LIBOR rate(4)	1.0%	0.6%	0.3%	0.2%
Depreciation of the real vs. U.S. dollar	(16.5)%	41.8%	9.0%	10.5%
Period-end exchange rate—US$1.00	R$3.259	R$3.905	R$2.656	R$2.343
Average exchange rate—US$1.00(5)	R$3.5128	R$3.388	R$2.361	R$2.169

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a board consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For further information on our macro-economic impacts on our financial position, see Note 28 of our audited consolidated financial statements for the year ended December 31, 2016.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including related to our export and research and development activities.

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

We and other Brazilian companies across multiple industries benefit from such tax incentives with respect to the IRPJ tax (income tax) and the CSLL tax (social contribution on net income). The deductions from our net income can vary from 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year.

Tax Incentives and Payroll Exemptions for Exporting Companies

This incentive, established by Brazilian Law 12.546/11, created the Special Regime for the Reintegration of Taxes of Exporting Companies (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras or REINTEGRA) with the aim of stimulating and facilitating exports.

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

Republic Airways Chapter 11 Filing

In February 2016, Republic Airways Holdings, which currently operates a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. At the date of its filing, Republic had 24 firm orders for E175 commercial aircraft in our backlog, to be delivered between 2016 and 2017. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were cancelled.

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

Sales and Other Operating Revenues

In the Defense & Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments accounted for using the percentage of completion method and the physical advancement methods. These contracts contain provisions for price escalation based on a mix of indices related to raw material and labor cost. From time to time, we reassess the expected margins of construction contracts, adjusting revenue recognition based upon projected costs to completion. Were the total costs to be incurred to come in 10% below management’s estimates, the amount of revenue recognized in the year of 2016 would increase by US$149.3 million, and if the total costs were to be 10% above the estimate, the amount of revenue recognized would decrease by US$309.8 million.

Financial Guarantees

Financial guarantees are granted at fair value and recognized as a reduction in sales, and subsequently recognized as sales revenue over the period of the guarantee. Upon granting a financial guarantee, we evaluate the creditworthiness of the obligor and disclose the maximum exposure under the guarantee in Note 36.3 – Joint liabilities co-obligation, responsibilities and commitments. We monitor the obligor’s credit worthiness periodically and in the event of a default or renegotiation the exposure is recalculated based on the best estimate when and if the payments become probable and can be estimated reliably, recognizing a provision. When an agreement is negotiated for payment of this allowance, the amounts assumed are reclassified to accounts payable. For further information, see “Item 5E – Off-Balance Sheet Agreements.”

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

Impairment

The impairment test considers our medium and long-term strategic plan, brought to present value at the WACC rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, we use estimates, as follows:

a) Gross expected cash flow –management projects inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

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

If the real had deppreciated or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2016, the deferred income tax expense would have been higher or lower by approximately US$140.3 million.

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

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Of total revenues in 2016, 71.0% were generated through aircraft deliveries. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2016, total Defense & Security revenue included 47.1% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 52.9% denominated in Brazilian reais. In addition, we generate revenue from our Other Related Businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, such as crop dusters, which are also referred to as light aircraft.

On December 20, 2016, we announced the creation of a business unit focused on services and customer support. The new business unit is expected to start operating in the first half of 2017 and will bring together capabilities that are currently spread throughout different business areas, in addition to being responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. There are currently around 2,000 Embraer commercial aircraft and over 1,000 Embraer executive jets, as well as defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new regional jets will be put into service (jets up to 130 seats). In business aviation, certain forecasts indicate that there may be more than 8,000 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet. We estimate that in 2016 we generated approximately US$900 million in revenues from customer support and services.

For the sales of our commercial and executive aircraft, we customarily receive an initial deposit upon signing of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery, which final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled. Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue and recorded against trade account receivables of such aircraft. We generally receive monetary deposits for each option to purchase an executive or commercial jet. See “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues.”

Our sales contracts with our Executive Jets segment customers include adjustments for inflation as measured by U.S. CPI, and our sales contracts with our Commercial Aviation and Defense & Security segment customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indices related to raw material, transportation equipment and labor costs. Specific to Defense & Security sales contracts with Brazilian customers, national indices are used to adjust the prices of the relevant contract. The deposits, progress payments and advance payment (especially for Defense & Security projects) are nonrefundable. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive the respective payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

A significant part of our defense contracts, including the contracted research and development for specific programs, meet the criteria for revenue recognition by the percentage of completion (POC) method. For the contracts that don’t meet the criteria for POC method we recognize revenue at a point of time, on the moment the product is delivered or service is rendered. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, such as conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•	Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs comprise salaries and related charges primarily in Brazilian reais.

•	Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For further information on depreciation, see Note 16 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

•	Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

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

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	2016	2015	2014
	(in US$ million)
Revenue
Commercial aviation	3,527.0	3,348.7	3,163.3
Executive jets	1,730.5	1,718.6	1,591.5
Defense and security	932.7	811.1	1,456.4
Other related businesses	27.3	49.7	77.6

Total	6,217.5	5,928.1	6,288.8
Cost of sales and services
Commercial aviation	(2,719.1)	(2,565.7)	(2,542.2)
Executive jets	(1,463.6)	(1,440.3)	(1,299.6)
Defense and security	(780.3)	(785.4)	(1,158.9)
Other related businesses	(17.7)	(25.4)	(37.6)

Total	(4,980.7)	(4,816.8)	(5,038.3)
Gross profit
Commercial aviation	807.9	783.0	621.1
Executive jets	266.9	278.3	291.9
Defense and security	152.4	25.7	297.5
Other related businesses	9.6	24.3	40.0

Total	1,236,8	1,111.3	1,250.5
Operating expenses
Commercial aviation	(322.8)	(434.9)	(321.2)
Executive jets	(243.6)	(220.2)	(229.6)
Defense and security	(114.6)	(119.1)	(148.0)
Other related businesses	(4.5)	(5.6)	(8.4)
Total	(685.5)	(779.8)	(707.2)

Unallocated operating expenses(1)	(345.3)	—	—
Operating profit before finance income (expense)	206.0	331.5	543.3

(1)	Represents expenses with the Final Agreements with the DOJ and SEC and the TCAC with the MPF and CVM (see “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—SEC/DOJ and Brazilian Public Prosecutor’s Investigations.”) and our voluntary dismissal program in 2016.

The following table sets forth statement of income information, and such information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2016		2015		2014
	(in US$ million, except percentages)
Revenue	6,217.5	100%	5,928.1	100.0%	6,288.8	100.0%
Cost of sales and services	(4,980.7)	80.1	(4,816.8)	81.3	(5,038.3)	80.1
Gross profit	1,236.8	19.9	1,111.3	18.7	1,250.5	19.9
Operating income (expense)	(1,030.8)	16.6	(779.8)	13.2	(707.2)	11.2
Administrative	(164.3)	2.6	(182.0)	3.1	(207.5)	3.3
Selling	(368.6)	5.9	(361.6)	6.1	(419.9)	6.7
Research	(47.6)	0.8	(41.7)	0.7	(47.1)	0.7
Other operating income (expense), net	(450.0)	7.2	(194.2)	3.3	(32.6)	0.5
Equity in losses of associates	(0.3)	0.0	(0.3)	0.0	(0.1)	0.0

Operating profit before financial income (expense)	206.0	3.3	331.5	5.6	543.3	8.6
Financial expenses, net	(51.4)	0.8	(22.9)	0.4	(24.5)	0.4
Foreign exchange gain (loss), net	4.5	0.1	27.6	0.5	(14.9)	0.2

Profit before taxes on income	159.1	2.6	336.2	5.7	503.9	8.0
Income taxes expense (benefit)	8.7	0.1	(255.4)	4.3	(156.2)	2.5

Net income	167.8	2.7	80.8	1.4	347.7	5.5

Attributable to:
Owners of Embraer	166.1	2.7	69.2	1.2	334.7	5.3
Non-Controlling Interest	1.7	0.0	11.6	0.2	13.0	0.2

2016 Compared with 2015

Revenue

Revenue increased 4.9% to US$6,217.5 million in 2016 from US$5,928.1 million in 2015. Revenue in the Commercial Aviation segment increased 5.3% to US$3,527.0 million, from US$3,348.7 million in 2015. Executive Jets revenue increased 0.7% to US$1,730.5 million in 2016, from US$1,718.6 million in 2015. Defense & Security revenue increased 15.0% to US$932.7 million in 2016, from US$811.1 million in 2015. Other Related Businesses segment revenue declined 45.1% to US$27.3 million in 2016, from US$49.7 million in 2015.

Commercial Aviation revenues increased in 2016, primarily due to a 6.9% increase in deliveries from 101 in 2015 to 108 in 2016. The segment’s revenues increased at a slightly lower rate than deliveries during the year largely due to a higher proportion of deliveries for large volume orders (which generally carry lower deal prices due to volume discounts) in 2016 as compared to 2015.

The increase of 0.7% of Executive Jets segment revenues in 2016 was principally driven by a more favorable mix of large jet deliveries (which have higher prices) in 2016 as compared to 2015, despite the 2.5% decrease in total deliveries from 120 jets delivered in 2015 to 117 jets delivered in 2015. In 2016, large jets accounted for 37.6% of total deliveries, compared to 31.7% of total executive jet deliveries in 2015. The improvement in mix of large jet deliveries was largely due to the first full year of deliveries of the Legacy 450 jet (which entered service in the fourth quarter of 2015), as we delivered three Legacy 450s in 2015 and 12 in 2016.

A significant part of our Defense & Security segment revenues are accounted for under the percentage of completion method, and we continued to execute our contracts with the Brazilian federal government, including the KC-390 development program, the Integrated Borders Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite (SGDC) program. In addition, we continued to deliver Super Tucano planes to a variety of militaries around the world, including the final units to the United States Air Force (USAF) under the Light Air Support (LAS) program. During 2016, Defense & Security segment revenues increased 15.0% to US$932.7 million, in part due to a 16.5% depreciation of the U.S. dollar against the real from the end of 2015 to the end of 2016, which improved the value of Defense & Security revenues denominated in reais translated to dollars. This strengthening of the real also resulted in no cost base revisions related to foreign exchange variation on certain contracts in the segment in 2016 as compared to 2015, in which results were impacted by negative cost base revisions on contracts as a result of the 47.0% depreciation of the real versus the U.S. dollar during this period.

Cost of Sales and Services

Cost of sales and services increased 3.4% to US$4,980.7 million in 2016, from US$4,816.8 million in 2015. The increase in cost of sales was lower than the 4.9% increase in revenues in 2016, thus driving a decrease in cost of sales and services as a percentage of revenue, to 80.1% in 2016 compared to 81.3% in 2015. This decrease in cost of sales and services as a percentage of revenue is due to the aforementioned absence of unfavorable foreign exchange-related cost base revisions on certain contracts in our Defense & Security segment in 2016.

Cost of sales and services in the Commercial Aviation segment increased 6.0% to US$2,719.1 million in 2016, from US$2,565.7 million in 2015. The increase in cost of sales and services was higher than the 5.3% increase in revenues for the year principally due to the aforementioned higher proportion of deliveries for large volume orders in 2016 as compared to 2015 combined with lower government fiscal benefits in 2016 as compared to the prior year. Gross margin in the Commercial Aviation segment declined from 23.4% in 2015 to 22.9% in 2016.

Cost of sales and services in the Executive Jets segment increased 1.6% to US$1,463.6 million in 2016 from US$1,440.3 million in 2015. Cost of sales and services increased more than revenues in the segment during 2016, largely due to lower profitability on sales of executive jets given a highly competitive environment in the industry during 2016. This was partially offset by a higher proportion of large jet deliveries during the period. Gross margin in the Executive Jets segment declined from 16.2% in 2015 to 15.4% in 2016.

Cost of sales and services in the Defense & Security segment decreased 0.6% in 2016 to US$780.3 million from US$785.4 million in 2015. The decline in cost of sales and services compares to a 15% increase in revenues in the segment during the period, reflecting the absence of cost base revisions on percentage of completion contracts related to foreign exchange variation in 2016 (in which the real appreciated 16.5% versus the U.S. dollar) as compared to 2015, which was negatively impacted by cost base revisions due to the 47.0% depreciation of the real versus the U.S. dollar during the year. Gross margin in the Defense & Security segment increased from 3.2% in 2015 to 16.3% in 2016.

Cost of sales and services in the Other Related Businesses segment decreased 30.3% to US$17.7 million in 2016, from US$25.4 million in 2015, while revenues for this segment decreased 45.1% in 2016.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 11.3% to US$1,236.8 million in 2016 from US$1,111.3 million in 2015. Our gross margin increased from 18.7% in 2015 to 19.9% in 2016.

Operating Income (Expense)

As further discussed below, operating expense increased 32.2% to US$1,030.8 million in 2016, from US$779.8 million in 2015. Operating expense as a percentage of revenues increased to 16.6% in 2016 compared to 13.2% in 2015, due mainly to several non-recurring items recognized in results during the period. The non-recurring items recognized in 2016 included total net provisions and expenses of US$293.1 million, explained in greater detail below. Operating expenses in 2015 included non-recurring provisions of US$100.9 million related to financial guarantee obligations in connection with Republic Airways’ filing of Chapter 11 bankruptcy protection.

Excluding the impact of these non-recurring items recognized in our results, our adjusted operating expenses were US$737.7 million in 2016, representing an increase of 8.7% compared to the US$678.9 million in adjusted operating expenses in 2015. Our adjusted operating expense as a percentage of revenues increased slightly to 11.9% in 2016, compared to 11.5% of revenues in 2015.

Administrative. Administrative expenses decreased 9.7% to US$164.3 million in 2016, compared to US$182.0 million in 2015, as a result of the higher average exchange rate of the U.S. dollar versus the real, which was 4.3% higher as compared to the average exchange rate in 2015, as many of our administrative expenses are incurred in reais, as well as ongoing cost control and productivity initiatives.

Selling. Selling expenses increased 1.9% to US$368.6 million in 2016, from US$361.6 million in 2015. The slight decline in selling expenses, despite the 4.9% increase in revenues in 2016, was largely due to our ongoing cost control and productivity initiatives.

Research. Research expenses increased 14.1% to US$47.6 million in 2016, from US$41.7 million in 2015. The increase in research expenses is principally due to an increase in research expenses in connection with commercial aircraft.

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$450.0 million in 2016, compared to expense of US$194.2 million in 2015. The increase in other operating expenses is largely related to several non-recurring provisions and other expenses recognized in results during 2016. These non-recurring items in 2016 included total expenses of US$228.0 million related finalization of negotiations reached and payments made related to the FCPA investigation, total provisions of US$117.3 million related to costs for our voluntary dismissal program for employees in our Brazilian operations, partially offset by US$52.2 million in provision reversals and other credits related to favorable developments in ongoing negotiations related to the Chapter 11 bankruptcy proceedings of Republic Airways Holdings. Other operating expenses in 2015 included non-recurring provisions of US$100.9 million related to financial guarantee obligations in connection with Republic Airways’ filing of Chapter 11 bankruptcy protection.

Excluding the impact of these non-recurring items recognized in our results, our adjusted other operating (expense) income, net was US$156.9 million in 2016, compared to US$93.3 million in 2015. The increase in other operating expenses in 2016 is principally due to higher levels of impairment charges on our portfolio of used aircraft, largely ERJ145 family commercial jets, taxes related to remittances and expenses related to the closure of our Chinese subsidiary Harbin Aircraft Industry Co., Ltd.

Equity in loss of associates. Equity in loss of associates was stable at a loss ofUS$0.3 million in both 2016 and 2015.

Operating Profit(Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit decreased 37.9% to US$206.0 million in 2016, from US$331.5 million in 2015. Our operating margin decreased to 3.3% in 2016 from 5.6% in 2015.

Operating profit (loss) by segment for 2016 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$485.1 million, US$23.3 million, US$37.8 million, and US$5.1 million, respectively. In 2015, the operating profit for these segments was US$348.1 million, US$58.1 million, (US$93.4) million, and US$18.7 million, respectively. See Note 38 to our audited consolidated financial statements for operating profit by segment.

Excluding the aforementioned non-recurring provisions and other expenses explained above, our consolidated adjusted operating income increased 15.4% to US$499.1 million in 2016, from US$432.4 million in 2015. Our adjusted operating margin increased to 8.0% in 2016 from 7.3% in 2015.

Adjusted operating profit (loss) by segment for 2016 for the Commercial Aviation, Executive Jets, Defense & Security and Other Related Businesses segments was US$432.9 million, US$23.3 million, US$37.8 million and US$5.1 million, respectively. In 2015, the adjusted operating profit (loss) for these segments was US$449.1 million, US$58.1 million, (US$93.4) million, and US$18.6 million, respectively. In addition, unallocated operating loss related to the aforementioned non-recurring provisions and expenses explained above was US$345.3 million in 2016, compared to no unallocated profit or loss in the corresponding period in 2015. See Note 38 to our audited consolidated financial statements for operating profit by segment.

Financial income (expense), net

Financial expense, net increased from US$22.9 million in 2015 to US$51.4 million in 2016, largely driven by (i) increase of US$19.0 million in residual value guarantee expenses, (ii) increase of US$18.0 million in interest on loans and financing expenses, (iii) increase of US$13.6 million in interest expense on taxes, social charges contributions, (iv) increase of US$10.4 million in taxes on financial revenues and (v) increase of US$14.2 million in other financial expenses. These expenses were partially offset by an increase of US$46.7 million in interest income on cash and cash equivalents and financial investments.

Foreign exchange gain (loss), net

Foreign exchange gain (loss), net decreased from a gain of US$27.6 million in 2015 to a gain of US$4.5 million in 2016, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income decreased 52.7% to US$159.1 million in 2016 from US$336.2 million in 2015.

Income tax benefit (expense)

Income taxes represented income of US$8.7 million in 2016, compared to an expense of US$255.4 million in 2015. Income taxes decreased due to a combination of lower profit before taxes on income in 2016 and US$146.5 million in deferred income tax and social contribution benefits in 2016 as compared to US$136.2 million in deferred income tax and social contribution expense in 2015. Lower deferred income taxes are explained by the impact of changes in the real to dollar exchange rate over non-monetary assets in our balance sheet (primarily Inventory, Intangibles, and PP&E).

The average effective rate of current income tax and social contribution for the year ended December 31, 2016 was 86.6% as compared to 35.5% at December 31, 2015. Our effective tax rate, including deferred tax, decreased to (5.5%) in 2016 as compared to 76.0% in 2015.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes increased 140.0% to US$166.1 million in 2016 (excluding Non-Controlling Interest), from US$69.2 million in 2015. As a percent of revenue, net income after taxes increased to 2.7% in 2016 compared to 1.2% in 2015.

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

A significant part of our Defense & Security segment revenues are accounted for under the percentage of completion method, and we continued to execute our contracts with the Brazilian federal government, including the KC-390 development program, the Integrated Border Monitoring System (SISFRON) and the Geostationary Defense and Communications Satellite (SGDC) program. In addition, we continued to deliver Super Tucano planes to the United States Air Force (USAF) under the Light Air Support (LAS) program, as well as deliver to a number of other militaries around the world. During 2015, Defense & Security segment revenues declined 44.3% to US$811.1 million, in response to the impact of a weaker Brazilian real on translation of part of the segment’s revenues denominated in reais to U.S. dollars, cost base revisions on some contracts as a result of the devaluation of the real versus the U.S. dollar, and contract adjustments reducing the pace of execution on some contracts.

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

Cost of sales and services in the Defense & Security segment declined 32.2% in 2015 to US$785.4 million from US$1,158.9 million in 2014. The decrease in cost of sales and services was lower than the 44.3% decline in revenues for the segment, reflecting cost base revisions on percentage of completion contracts related to the depreciation of the Brazilian real versus the U.S. dollar. Gross margin in the Defense & Security segment fell from 20.4% in 2014 to 3.2% in 2015.

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

Financial income (expense), net

Financial expense, net decreased slightly from US$24.5 million in 2014 to US$22.9 million in 2015, largely driven by an increase of US$9.4 million in interest income on receivables, an increase of US$1 million in interest income on cash and cash equivalents and financial investments, and a reduction of US$39.7 million in interest expense on taxes, social charges, and contributions. This was partially offset by a US$31.6 million increase in financial expenses resulting from interest on loans and financing, due to higher average debt balances in 2015 as compared to 2014.

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

Income tax benefit (expense)

Income taxes represented an expense of US$255.4 million in 2015, compared to an expense of US$156.2 million in 2014. Income taxes increased despite lower profit before taxes on income in 2015 due principally to higher deferred income taxes and social contribution as compared to 2014. Higher deferred income taxes are explained by the impact of changes in the real to dollar exchange rate over non-monetary assets in our balance sheet (primarily Inventory, Intangibles, and PP&E). In 2015, the difference between tax basis (Real) and functional currency measurement basis (US dollar) was (US$202.4) million.

The average effective rate of current income tax and social contribution for the year ended December 31, 2015 was 35.5% as compared to 15.3% at December 31, 2014. Our effective tax rate, including deferred tax, increased to 76.0% in 2015 as compared to 31.0% in 2014.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes decreased 79.3% to US$69.2 million in 2015 (excluding Non-Controlling Interest), from US$334.7 million in 2014. As a percent of revenue, net income after taxes declined to 1.2% in 2015 compared to 5.3% in 2014.

Accounting Pronouncements Not Yet Adopted

For a description of recently issued accounting pronouncements, see Note 4 to our consolidated financial statements contained in “Item 18. Financial Statements.” We prepared our consolidated financial statements as of and for the year ended December 31, 2016 in accordance with IFRS, as issued by the IASB.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. We generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets in order to meet these needs. For further information, see “Item 4C. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4C. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (1) continue to improve the EMBRAER 170/190 jet family, the Phenom 100, the Phenom 300, the Lineage 1000 executive jets, and Legacy 450/500 executive jets, (2) further develop the E2 jet family, (3) make other planned capital expenditures and (4) pay dividends and interest on shareholders’ equity. Our access to liquidity sources has not been materially impacted in 2016, and we do not expect that such access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns or financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Generated by Operating Activities and Adjusted Working Capital

2016

In 2016, net cash used by operating activities was US$20.5 million in 2016, compared to net cash generated by operating activities of US$862.5 million in 2015. The decrease in cash flow from operating activities in 2016 is primarily a result of increases in inventories and declines in advances from customers and accounts payable, partially offset by a lower accounts receivable balance in 2016 compared to that of 2015.

We had adjusted working capital of US$1,094.1 million at December 31, 2016 and US$762.5 million at December 31, 2015. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) increased in 2016 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

2015

In 2015, net cash generated by operating activities was US$862.5 million, compared to net cash generated by operating activities of US$482.3 million in 2014. The increase in cash flow from operating activities in 2015 is primarily a result of a decrease in inventories and increases in trade accounts payable, advances from customers, and unearned income.

We had working capital of US$762.5 million at December 31, 2015 and US$923.9 million at December 31, 2014. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) decreased in 2015 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

2014

In 2014, net cash generated by operating activities was US$482.3 million, compared to net cash generated by operating activities of US$564.6 million in 2013. The decrease in the inflow of cash generated by operating activities in 2014 is primarily a result of an increase in adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) driven by increases in trade accounts receivable and Inventories as well as a decrease in Advances from customers.

We had working capital of US$923.9 million at December 31, 2014 and US$330.8 million at December 31, 2013. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) increased in 2014 primarily as a result of the aforementioned impacts on cash generated by operating activities. During 2014, delays in payment cycles by some customers negatively affected our cash position and working capital by increasing trade accounts receivables.

Net Cash Used in Investing Activities

2016

In 2016, net cash used in investing activities was US$979.6 million, compared to net cash used in investing activities of US$1,417.4 million in 2015.

Net cash used in investing activities in 2016 decreased primarily due to lower credit extended to customers in 2016 as compared to 2015. The decline in net cash used in investing activities occurred despite increased spending on property, plant and equipment and intangibles during 2016 related in large part to the E-Jets E2 development program, as well as lower proceeds from sale of property, plant and equipment in 2016 as compared to 2015.

2015

In 2015, net cash used in investing activities was US$1,417.4 million, compared to net cash used in investing activities of US$671.5 million in 2014.

Net cash used in investing activities in 2015 increased primarily due to higher additions to property, plant and equipment as well as higher additions to intangibles as compared to 2014. The increased spending on property, plant and equipment and intangibles during 2015 related in large part to the E-Jets E2 development program as well as certain capacity expansion projects. In addition, in 2015 we invested US$702.8 million in long-term bonds and securities following the June 2015 issuance of US$1,000.0 million in principal value of bonds with maturity in 2025. These cash outflows for investment activities were partially offset by US$51.6 million in proceeds from sale of property, plant and equipment, consisting largely of monetization of used aircraft in sale transactions during 2015.

2014

In 2014, net cash used in investing activities was US$671.5 million, compared to net cash used in investing activities of US$764.0 million in 2013.

Net cash used in investing activities in 2014 decreased as a result of of lower additions to property, plant and equipment when compared to 2013, partially offset by higher additions to intangibles in 2014 as compared to 2013. Also, in 2014 we had no acquisitions of non-controlling interests, while in 2013 we spent US$17.3 million in the acquisition of all the non-controlling interests in our subsidiary Atech Negócios e Tecnologia S.A. in Brazil. The higher spending on additions to intangibles was largely driven by higher development spending on our E2 commercial jet program as well as the continuation of our Legacy 500 and Legacy 450 executive jet programs.

Net Cash Generated by Financing Activities and Total Debt

2016

In 2016, net cash generated by financing activities was US$8.9 million, compared to net cash generated by financing activities of US$1,224.0 million in 2015. The lower cash generation from financing activities in 2016 as compared to 2015 is principally due to the lack of large financings in 2016, we raised new financing proceeds of US$1.696.9 million compared to new borrowing of US$576.2 million in 2016. The increase in borrowing during 2015 was largely due a bond issuance generating proceeds of US$996.8 million. Additionally, we repaid US$523.7 million of borrowings during 2016 as compared to repayment of US$419.2 million in 2015. In 2016, we distributed US$28.2 million in interest on shareholder’s equity or dividends compared to US$60.9 million in 2015. In 2016, we also spent US$17.1 million in connection with repurchase of our own shares in public market transactions, compared to no share repurchases in 2015.

On December 31, 2016, we had total debt of US$3,759.9 million under our financing arrangements described below, 86.4% of which was long-term debt and 13.6% of which consisted of short-term debt. In comparison, we had total debt of US$3,530.5 million on December 31, 2015, consisting of 93.8% of long-term debt and 6.2% of which consisted of short-term debt.

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

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Limited, or Embraer Overseas, issued US$400 million 6.375% guaranteed notes due 2017 and, as of December 31, 2016, US$240.1 million was outstanding in the short-term, including principal and accrued interest. The notes are unconditionally guaranteed by us. The notes have been listed on the Luxembourg Stock Exchange. On March 30, 2007, we and Embraer Overseas commenced an exchange offer to exchange the notes for new notes registered with the SEC. The exchange offer was successfully completed as of May 18, 2007 and, as a consequence, US$376.3 million or approximately 95% of the notes were registered. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets. By December 31, 2016, Embraer had repurchased and canceled 19,908 (5.0%) of these bonds, totaling US$15.2 million, with a face value of US$19.9 million. These bonds were purchased by Embraer Overseas through open market transactions. As described below, in September 2013 we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In October 2009, Embraer Overseas issued US$500 million 6.375% guaranteed notes due 2020 and, as of December 31, 2016, US$163.1 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In March 2011, we entered into certain credit facilities with the FINEP in the aggregate amount of US$28.8 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2016, we had US$7.7 million outstanding under our credit facilities with the FINEP, of which US$5.8 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with the BNDES in the aggregate amount of US$136.7 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development. The facility bears interest at TJLP plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2016, we had US$36.8 million outstanding under our credit facilities with the BNDES, of which US$27.6 million is due in the short-term, including principal and accrued interest. The BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In June 2012, we issued US$500 million 5.150% notes due 2022 and, as of December 31, 2016, US$499.0 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions such as limitation on liens, consolidation, merger or transfer of assets.

As of December 31, 2016, we had US$297.0 million of total export credit notes outstanding, of which US$73.8 million is due in the short-term, including principal and accrued interest. The facility bears interest 8.0% to 11.0% per annum. The export credit notes are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August and September 2014, we signed credit agreements in the form of BNDES pre-shipment export credit lines (BNDES PSI –Subprograma Exportação de Pré-embarque) totaling R$100.0 million, equivalent to US$30.7 million, under this credit line, with maturity in August 2017 and interest at 8.0% per annum. As of December 31, 2016, we had US$30.9 million total outstanding is due in the short-term, including principal and accrued interest. These facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2013, we signed a credit facility with the FINEP in the amount of R$303.9 million, equivalent to US$93.3 million, to support the research and development expenses of the Legacy 450 aircraft, of which an aggregate of US$75.6 million was disbursed until 2016. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2016, we had US$72.9 million outstanding, of which US$11.5 million is due in the short-term, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2016, a total of US$504.5 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

In December 2013, we signed a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$433.1 million. The final maturity is in January 2022. The facility bears interest at 3.5% per annum and secured by guarantee deposits and by a bank stand by letter of credit. As of December 31, 2016, we had US$385.9 million outstanding under this credit facility, of which US$83.6 million is due in the short-term, including principal and accrued interest. This BNDES credit facility is denominated in reais.

In June 2015, Embraer Netherlands Finance issued US$1,000 million 5.05% guaranteed notes due 2025 and, as of December 31, 2016, US$995.8 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

In August 2016, Embraer Portugal S.A. contract the amount of US$200 million to apply in acquisition of fixed assets and working capital. The facility bears interest 3.07% per annum. As of December 31, 2016 US$198.4 million was outstanding.

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

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$327.8 million at December 31, 2016. See Note 20 to our audited consolidated financial statements for further information on these financing arrangements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (1) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (2) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes in control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2016, we were in compliance with all restrictive covenants contained in our financing agreements.

At December 31, 2016, US$362.3 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment, guarantee deposits and by a bank standby letter of credit.

In January 2017, Embraer Netherlands Finance issued US$750 million 5.40% guaranteed notes due 2027. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

For further information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 20 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in such financial structuring processes.

Our audited consolidated financial statements at and for the year ended at December 31, 2016 contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$373.9 million and collateralized accounts receivable of US$323.3 million. Of this debt, US$21.1 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$352.8 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

5C.	Research and Development, Patents and Licenses, etc.

Capital Expenditures

We capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize such assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate such assets in the form of charges to cost of sales and services on our statements of income. For information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

Commercial Aviation and Executive Jets

In our Commercial Aviation and Executive Jets segments, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in the Commercial Aviation and Executive Jets segments are capitalized from the date of board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets segments. Development expenditures totaled US$313.5 million in 2016, US$260.2 million in 2015 and US$200.3 million in 2014, net of used cash contributions from risk-sharing partners, which totaled US$123.9 million in 2016, US$140.0 million in 2015 and US$185.4 million in 2014. Development expenditures increased in 2016 in comparison to 2015 because of higher investments on the E2 E-Jets. Development expenditures increased in 2015 in comparison to 2014, mainly due to expenditures related to the E-Jets E2 and Defense and security programs. The contribution from the risk-sharing partners slightly decreased in 2016 in comparison to 2015, due to the advance on the E-Jets E2 programs. The decrease in the contribution from risk-sharing partners in 2015 relative to 2014 was mainly due to the conclusion of the Legacy 450 and 500 during the year. See “Item 5. Operating and Financial Review and Prospects—5C. Research and Development, Patents and Licenses, etc.– Research.”

Our main ongoing project is the development of the E-Jets E2 family, comprising three new airplanes, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion, net of contributions from suppliers, through 2021.

Our total disbursements in capital expenditures related to property, plant and equipment (excluding spare parts for pool programs and aircraft under lease or available for lease) were US$232.3 million in 2016, US$246.3 million in 2015 and US$227.5 million in 2014. These investments are related mainly to (1) construction of new facilities and (2) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2017, we expect to invest approximately US$600 million in expenditures for product development and property, plant and equipment. Of this amount, approximately US$400 million will be invested in our product development activities, inclusive of contributions of risk-sharing partners, and US$200 million will be invested in property, plant and equipment. The US$200 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (1) improvements to our existing facilities, and the (2) E-Jets E2 family.

We expect to invest approximately 88% of our budgeted US$600 million capital expenditures and development expenditures for 2017 in Brazil, most of which will be invested in product development activities. The remaining 12% of our expenditures will be invested abroad in the maintenance and improvements of our existing facilities.

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

Defense & Security

We incur expenditures for defense and security programs under both development and production contracts; however, the customers of these programs, which in our case mainly consist on the Brazilian Federal Government, fund these programs. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is recognized on a percentage of completion basis as contract milestones are achieved.

Research

We incur research expenses related to the creation of new technologies that may be applied to our aircraft. These expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of income.

Research expenses totaled US$47.6 million in 2016 and US$41.7 million in 2015. The increase in research expenses is principally due to an increase in research expenses in connection with commercial aircraft.

In 2017, we expect to invest approximately US$50.0 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—5C. Research and Development, Patents and Licenses, etc.–Capital Expenditures.”

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. At December 31, 2016, we had more than 400 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Considering our utility and design patent portfolios, at December 31, 2016, we had filed 609 patent applications and had been granted 314 patents.

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

The Green Light process evaluates innovative proposals presented voluntarily by employees and provides time, technical/business mentor and resources to them in order to carry out the idea until its technical and economic feasibility is proven. If the proposals are approved, the innovative employees receive time, mentor and resources to develop their projects. More than 472 submitted ideas and 4 innovative projects have been implemented since the creation of this process, in 2012, including the launch of Embraer Venture Capital. In 2016, 49 innovative projects were under development. At the beginning of 2017, more than 20 projects are under analysis to be submitted to the board of directors in 2017. The Green Light process applies to any type of innovation: process, product, technology, services, marketing, management or new business.

The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to resolve issues globally from different departments of the company, and any employee in the world may participate in this process. By 2016 we had launched 43 challenges with more than 2,100 ideas in different challenges.

Under the Innovation Recognition process, in 2016, 1,316 employees were recognized for their 416 innovations, both spontaneous and stimulated.

In addition, nine management groups in the categories of manufacturing, engineering and the main office were acknowledged as the most favorable environments for innovation in the company. Innovations developed during the last 5 years accounted for approximately 52.0% of our net revenues in 2016.

5D.	Trend Information

Given the order activity over the last couple of years, during which we received a significant amount of orders from U.S. carriers, particularly for 76-seat regional jets, we can anticipate fairly appropriately the production and delivery schedules for 2017 in the Commercial Aviation segment. We expect deliveries of the E175 jet model to account for a greater share of total segment deliveries.

In the executive jet market, despite further record levels of corporate profits, the growth in the population of high net worth individuals and near-record stock market levels in key geographies, the level of pre-owned aircraft for sale continues to pressure new aircraft demand and has impeded recovery in the segment. We believe, however, that new executive jet product offerings, namely the Legacy 450 mid-size jet and the Legacy 500 jet, and the upgrades made on the Phenom 100 and Legacy 650, will help us to be better positioned in the industry in 2017 as compared to 2016.

With respect to the Defense & Security segment, we expect to progress in our execution of existing programs, including the KC-390, the Border Monitoring system (SISFRON), the Nucleoelectric Generation Laboratory (LABGENE), the Super Tucano LAS program and the satellite programs. However, due to part of revenues being denominated in reais, a lower expected average real to U.S. dollar exchange rate is likely to pressure revenues as reported in U.S. dollars in the segment.

In light of this scenario, in 2017 we expect to deliver 97 to 102 commercial jets, 70 to 80 light executive jets and 35 to 45 large executive jets.

The following table summarizes our order book for the Commercial Aviation segment at December 31, 2016. Our total firm order backlog at that date, including executive jets and defense aircraft, was US$19.6 billion. The following tables set forth our Commercial Aviation order book at December 31, 2016 by aircraft type, customer and country.

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	193	6	190	3
EMBRAER 175	525	244	421	104
EMBRAER 190	590	55	534	56
EMBRAER 195	166	3	154	12
EMBRAER 175—E2	100	100	—	100
EMBRAER 190—E2	85	107	—	85
EMBRAER 195—E2	90	80	—	90

The following tables set forth our Commercial Aviation order book at December 31, 2016 by aircraft type, customer and country.

ERJ 135:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	40	40	—
British Midland (UK)	3	3	—
City Airline AB (Sweden)	2	2	—
ExpressJet (USA)	30	30	—
Flandre Air (France)	3	3	—
Jet Magic (Ireland)	1	1	—
Luxair (Luxembourg)	2	2	—
Pan Européenne (France)	1	1	—
Proteus (France)	3	3	—
Regional (France)	3	3	—
Republic Airways (USA)	15	15	—
South African Airlink (South Africa)	5	5	—
Total	108	108	—

ERJ 140:

Customer	Firm Orders	Delivered	Firm Order Backlog
American Eagle (USA)	59	59	—
Republic Airways (USA)	15	15	—
Total	74	74	—

ERJ 145:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aerolitoral (Mexico)	5	5	—
Air Caraïbes (Guadeloupe)	2	2	—
Alitalia (Italy)	14	14	—
American Eagle (USA)	118	118	—
Axon (Greece)	3	3	—
British Midland (UK)	9	9	—
British Regional Airlines (UK)	23	23	—
Brymon (UK)	7	7	—
China Southern (China)	6	6	—
China Eastern Jiangsu (China)	5	5	—
China Eastern Wuhan (China)	5	5	—
Cirrus (Germany)	1	1	—
ExpressJet (USA)	245	245	—
ERA (Spain)	2	2	—
Flandre Air (France)	5	5	—
GECAS (PB Air—Thailand)	2	2	—
Hainan (China)	25	25	—
KLM (The Netherlands)	2	2	—
LOT Polish (Poland)	14	14	—
Luxair (Luxembourg)	9	9	—
Mesa (USA)	36	36	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Nigeria (Nigeria)(1)	1	1	—
Portugalia (Portugal)	8	8	—
Proteus (France)	8	8	—
Regional (France)	15	15	—
Republic Airways (USA)	60	60	—
Rheintalflug (Austria)	3	3	—
Rio Sul (Brazil)	16	16	—
Satena (Colombia)(1)	3	3	—
Sichuan (China)	5	5	—
Skyways (Sweden)	4	4	—
Swiss (Switzerland)	25	25	—
Transtates (USA)	22	22	—
Total	708	708	—

(1)	Aircraft delivered by Embraer Defense and Security

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)(1)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	20	17	3
Jetscape (USA)	6	6	—
LOT Polish (Poland)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)(2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—
Total	193	190	3

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena (delivered by Embraer Defense and Security).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—

Customer	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing (Ireland)(1)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	60	48	12
CIT (USA)	4	4	—
Flybe (UK)	15	11	4
GECAS (USA)	5	5	—
Horizon Air / Alaska	33	0	33
KLM (Netherlands)	17	4	13
LOT Polish (Poland)	12	12	—
Mesa (USA)	7	7	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	117	117	—
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	65	41	24
Skywest (USA)	99	86	13
Suzuyo (Japan)	8	8	—
Undisclosed	5	—	5
Total	525	421	104

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraïbes

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
Conviasa (Venezuela)	16	16	—
China Southern (China)	20	20	—
CIT (USA)	7	7	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)(1)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	9	6	3
Hainan (China)	50	50	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Hebei (China)	7	6	1
JAL (Japan)	11	5	6
JetBlue (USA)	88	64	24
Kenya Airways (Kenia)	10	10	—
KLM (Netherlands)	24	24	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	24	4	20
NAC / Jetscape (USA)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Áustria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador) (2)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
Total	590	534	56

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	2	2	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	8	12
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Jetscape (USA)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—
Total	166	154	12

EMBRAER 175 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Skywest (USA)	100	—	—
Total	100	—	—

EMBRAER 190 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	15	—	15
Aercap (Ireland)	25	—	25
ICBC (China)	10	—	10
Hainan (China)	2	—	2
Wideroe (Norway)	3	—	3
Kalstar (Indonesia)	5	—	5
Total	85	—	85

EMBRAER 195 E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	10	—	10
Aercap (Ireland)	25	—	25
Azul (Brazil)	30	—	30
Total	90	—	90

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

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivative instruments, see Note 8 to our consolidated financial statements as of and for the year ended December 31, 2016. See also Note 36 to our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements in the future.”

Financial and Residual Value Guarantees

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of a financing agreement and typically ensure that, at the exercise date (between 6 and 18 years after the aircraft delivery date), the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 15% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to a cap. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions. See Note 11 to our audited consolidated financial statements.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$300.3 million as of December 31, 2016. For further discussion of these off-balance sheet arrangements, see Note 36 to our audited consolidated financial statements

At December 31, 2016, we had US$177.0 million deposited in an escrow account as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income.

We allocated the deposits from the escrow account to 14-year structured notes with the depositary bank in order to earn a better interest rate. This yield enhancement was obtained through a credit default swap (CDS) transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon such a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. In December 2016, a portion of the structured notes in an aggregate amount of US$71.4 million were released as collateral, and is now recorded as a Financial Investment. See Note 11 and 18 to our audited consolidated financial statements.

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

	At December 31,
	2016	2015	2014
Description	(in US$ millions)
Maximum financial guarantees	191.2	375.9	487.6
Maximum residual value guarantees	286.1	300.6	307.5
Mutually exclusive exposure(1)	(32.1)	(107.4)	(107.4)
Provisions and liabilities recorded(2)	(144.9)	(134.8)	(156.2)
Off-balance sheet exposure	300.3	434.3	531.5
Estimated proceeds from performance guarantees and underlying assets	504.4	559.6	725.2

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees (see Note 25 to our audited consolidated financial statements).

As discussed in Note 11 to our audited consolidated financial statements, as of December 31, 2016, 2015 and 2014, we maintained escrow deposits in the total amount of US$177.0 million, US$245.2 million and US$251.7 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Because of a reorganization solicitation (Chapter 11) of the customer Republic Airways Holding, filed on February 25, 2016 with the United States of America, the Company has made a provision of US$100.9 million, considering its best estimates on that moment based on the information contained in the reorganization filing document, to cover losses related to obligations with financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were cancelled. During 2016, the reorganization process developed and Embraer assumed the responsibility of buying back the ERJ 140/145 operated by Republic Airways until then. The provision made in 2015 was sufficient to cover Embraer’s losses with Republic Airways reorganization in a total amount of US$94.7 million related to guarantees and ERJ 140/145 aircraft repurchase. The difference between US$100.9 million provisioned in 2015 and the losses described above were reverted. Republic Airways was also subject to liquidated damages for contract settlements and accounts receivable within Embraer’s MRO business. To compensate Embraer, Republic Airways issued unsecured pre-petition claims in a total of US$106.0 million, losses on receivables (US$7 million), liquidated damages (US$12 million) and financial guarantees (US$87 million). The values described are the face value of the unsecured pre-petition claims, however, their market price may be lower than that, considering our best estimates, these claims were recognized at 33 cents on each US$1.00 (total of US$35.0 million recognized). See Note 25 and 33 to our audited consolidated financial statements for further information.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A.—Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2016, we accepted 43 aircraft, with a total invoiced value of US$365.4 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 13 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. See Note 36 to our audited consolidated financial statements for further information on our trade-in options.

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

Operating Leases

Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2021. Payments made under operating leases are amortized to the statement of income on the straight-line method over the contract period. For more information on our operating leases, see Note 36 to our audited consolidated financial statements.

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2016:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and interest	4,759.4	1,058.3	696.5	1,136.1	1,868.5
Pension fund	135.4	13.5	27.1	27.1	67.7
Capital lease obligations	—	—	—	—	—
Operating leases	46.0	—	7.0	18.2	20.8
Recourse and Non Recourse Debt	373.9	22.9	342.1	7.2	1.8
Costumer advances	856.2	716.4	111.2	28.1	0.5
Contribution from suppliers	—	—	—	—	—
Suppliers	952.1	952.1	—	—	—
Financial Guarantees	210.8	49.7	36.4	27.5	97.2
Other Liabilities	309.8	8.0	89.3	161.0	51.5
Total	7,643.6	2,820.9	1,309.6	1,405.2	2,107.9

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated on December 31, 2016. This floating rate exposure is managed through derivatives operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Other liabilities include taxes and payroll charges payable in the total amount of US$111.5 million at December 31, 2016. The above table does not reflect any information about our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Our Board of Directors is appointed by our shareholders for a two-year term, reelection being permitted, having three reserved seats as follows: (1) one acting member to be appointed by the Brazilian federal government, as holder of the “golden share,” and (2) two acting members to be appointed by our employees, Alexandre Magalhães Filho and Hebert Claros da Silva. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. See “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors” for a detailed description of the rules and procedures regarding the nomination and election of our Board members. There is no mandatory retirement age for our Directors.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our Board of Directors elected at our annual shareholders’ meeting held on April 15, 2015:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	72	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	52	Member of the Board of Directors	2009
Alexandre Magalhães Filho	64	Member of the Board of Directors	2015
José Magno Resende de Araujo	57	Member of the Board of Directors	2013	(1)
Cecília Mendes Garcez Siqueira	59	Member of the Board of Directors	2015	(2)
Herbert Claros da Silva	35	Member of the Board of Directors	2015
Israel Vainboim	72	Member of the Board of Directors	2009
João Cox Neto	53	Member of the Board of Directors	2011
Josué Christiano Gomes da Silva	53	Member of the Board of Directors	2011
Pedro Wongtschowski	70	Member of the Board of Directors	2015
Samir Zraick	76	Member of the Board of Directors	2006

(1)	Elected as an alternate member to Mr. Antonio Franciscangelis Neto.
(2)	Cecília Mendes Garcez Siqueira was also a member of this committee from April, 2009 until April, 2011.

Alexandre Gonçalves Silva. Mr. Silva holds a BS in Mechanical Engineering from PUC Rio de Janeiro. In his 40-year career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was CEO of GE in Brazil from 2001 to 2007 and since then, Mr. Silva has occupied positions on boards of directors of various companies. Mr. Silva is Chairman of the Board of Directors of Embraer and an independent board member at Fibria Celulose, Votorantim Cimentos, Ultrapar and Nitroquímica. Mr. Silva is a Pro Bono Board member of the American Chamber of Commerce since 2003. Mr. Silva is an independent member of the Board of Directors of Embraer.

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been CEO of Bozano Group since 2011 and he was an Executive Officer from 2000 to 2010. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. He was originally elected to the Board of Directors of Embraer in April 2009 and he is an independent member, being a member of the Human Resources Committee and coordinator of the Audit and Risk Committee. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master’s degree in Economics from Fundação Getúlio Vargas—Rio de Janeiro (EPGE) and a Master’s degree in Administration from the Catholic University of Rio de Janeiro (PUC). Mr. Salles Pinto is the Chairman of the Board of Directors of Bozano Investimentos Gestora de Recursos, a member of the Board of Directors of Azul Linhas Aéreas, member of the Board of Directors of Votorantim S.A. and Vice-President of the Board of Directors of Ouro Preto Óleo e Gás.

Alexandre Magalhães Filho. Mr. Magalhães Filho has a degree in accounting sciences, with a specialization in budget performance. He has been an employee of Embraer since 1986, where he has held the following positions: 1986 to 2008, Budget Supervisor, Assistant Controllership Officer, and Pricing and Economic Planning Manager; 2008 to 2010, Costs Manager. His current position is Tax, Cost and Accounting Procedures Manager, and he is in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho sat on the Fiscal Council of : (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012, being reelected for the period 2015 to 2018; (iii) Instituto Embraer de Educação e Pesquisas, since 2001; and (iv) Cooperativa dos Empregados da Embraer (Cooperemb) from 2009 to 2011, was elected to the Board of Directors for the 2015-2017 term. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on the Board of Directors of Embraer from 2013 to 2015, was elected as an acting director for the 2015-2017 term and has been nominated by Embraer’s employees to be reelected for the 2017–2019 term.

José Magno Resende de Araújo. On April 8, 2016, Mr. Araújo was appointed as Economic and Finance Secretary of the Brazilian Air Force (Secretaria de Economia, Finanças e Administração da Aeronáutica). He served as Chief of Staff for the Brazilian Air Force command from April 20, 2012 to April 8, 2016, as Commander of the Brazilian Air Force Training and Adaptation Center (Centro de Instrução e Adaptação da Aeronáutica) from April 7, 2011 to April 12, 2012 and as head of the Brazilian Air Force Congressional Support (Assessoria Parlamentar da Aeronáutica), from July 17, 2008 to April 7, 2011. Mr. Araújo completed several academic courses, including the Official Airmen Training Course at the Brazilian Air Force Academy in Pirassununga, SP in 1980, the Aerospace Policy and Strategy Course, the Command and Staff Course and an MBA in Strategic Institutional Management in 2006.

Cecília Mendes Garcez Siqueira. Ms. Siqueira holds a degree in education and an MBA in General Business – Top Executives and Pension Plan Management, as well as a master’s degree in business management. She has been an employee of BB since 1979, where she has held the following positions: 1979 to 2002, various positions; 2002 to 2010, Chief Planning Officer, and currently Chief Administrative Officer. Ms. Siqueira served on the Board of Directors of Neoenergia from 2002 to 2005, where she also acted as Coordinator of the HR Committee. From 2005 to 2008, Ms. Siqueira served as Vice Chairman of the Board of Directors of CPFL Energia, where she also acted as Coordinator of the HR Committee. She served as a director of Embraer from 2008 to 2011, where she also sat on the Strategies and Risk Committee. Ms. Siqueira also sat on the Board of Directors of Sauípe S.A. from 2011 to 2013. Ms. Siqueira is an independent member of the Board of Directors of Embraer.

Herbert Claros da Silva. Mr. da Silva works as a mechanical adjuster at the surface treatment area at the head office of Embraer in São José dos Campos and was appointed by the Company’s employees as an acting member of the Company’s Board of Directors for the 2015-2017 term. He is also the Vice-President of Sindicato dos Metalúrgicos of São José dos Campos and Region.

Israel Vainboim. Mr. Vainboim was a member of the Board of Directors of Itaú Unibanco S.A. from 2009 to April 2015. He is a member of the Board of Directors of Cia. Iochpe-Maxion, member of the Board of Directors of Lojas Marisa, member of the Decision-making Council of MAM (Museu de Arte Moderna de São Paulo), member of the Board of Alfredo Volpi of Modern Art Institute, member of the Board of MASP, Chairman of the Fiscal Council of Albert Einstein Hospital in São Paulo and Chairman of the Board of the Brazilian-Israeli Chamber of Commerce. Mr. Vainboim served at Unibanco in various capacities since 1969. Mr. Vainboim was also the President of Unibanco from 1988 to 1992 and member of its Board of Directors until 2008. Mr. Vainboim was president of Unibanco Holdings S.A. from 1994 to 2007, Chairman of the Board of Directors and President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. He was first elected to the Board of Directors of Embraer in April 2009 and he is an independent member. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

Josué Christiano Gomes da Silva. Mr. Gomes da Silva is President of Companhia de Tecidos Norte de Minas – Coteminas, a leading company in the bed and bath segment with production facilities throughout Brazil. Mr. Gomes da Silva is founder and chairman of the Board of Directors of Cantagalo General Grains S.A., a company involved in production, marketing and logistics of grain, and member of the Board of Directors of Embraer. Mr. Gomes da Silva served as member of the Board of the Institute for Studies in Industrial Development—IEDI, having chaired the institute from 2005 to 2009, President Emeritus and Member of the Supreme Council of the Association of the Textile and Clothing Industry—ABIT, having chaired the organization from 2005 to 2007, Third Vice-President of the Federation of Industries of the State of São Paulo – FIESP, Vice-Chairman of the Business Council of Latin America – CEAL, Member of the Brazil-US CEOs Forum, Member of the Corporate Council of the Vanderbilt University Owen Graduate School of Management, President of the International Textile Manufactures Federation – ITMF, and member of the Board of Visitors of the Institute of Cancer of São Paulo Octavio Frias de Oliveira – ICESP. Mr. Josué has a degree in Civil Engineering from the Federal University of Minas Gerais, and a Bachelor of Law degree from Law School at Milton Campos. He won the “Gold Medal” (Founder Medal) at Vanderbilt University – United States, where he concluded his Master’s in Business Administration – MBA.

Pedro Wongtschowski. Mr. Wongtschowski served as General Manager of Oxiteno S.A. (1992-2006). From January 2007 to December 2012, he served as President of ULTRAPAR Participações S.A., a public company doing business in the fields of fuel distribution (Ipiranga), LPG distribution (Ultragaz), bulk liquid logistics (Ultracargo), and specialty chemicals manufacturing (Oxiteno). He is a member of the Board of Directors of Companhia Nitro Quimica Brasileira and a member of the Board of Directors of Centro de Tecnologia Canavieira S.A. Mr. Wongtschowski is an independent director of Embraer.

João Cox Neto. Mr. Cox has a degree in economics from the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec in a Montréal Quebec, Canada, and the PSC’s College of Petroleum Studies at Oxford University. Mr. Cox speaks Portuguese, English, French and Spanish. Mr. Cox heads Cox Investments & Advisory, a boutique investment firm providing M&A, financing and consulting services as well as holding interests in companies and private equity funds. He has also been a member of the Board of Directors of companies in various countries (Brazil, Argentina, Netherlands and Israel), and acted as advisor board member for the CRSFN—Appeals Council of the National Financial System, the Board of Directors of ABRASCA (Brazilian Association of Listed Public Companies) and for IBRI (Brazilian Institute of Investor Relations). Currently Mr. Cox serves on the Board of Directors of Braskem S.A., Linx S.A., OTP S.A. and Estácio de Sá S.A., where he is also the Chairman of the Board. Since April 1999 he has been deeply involved with the telecommunications industry, in the capacities of President, CEO or vice president. From 2006 to 2010, he served Claro, the second largest mobile operator in Brazil, as President, CEO or Vice-President. From April 1999 to August 2004 he served as Vice-President Finance and Investor Relations of Telemig Celular Participações and Tele Norte Celular Participações, and at the same time was also the CEO of Telemig Celular and Amazonia Celular. In 2005 he served as Vice-Chairman of the Board of Directors of Cellcom, the largest mobile operator in Israel. Mr. Cox maintains ties with the universities where he taught for several years at the undergraduate and graduate levels. Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a member of the Human Resources Committee and the Audit and Risks Committee.

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

Committees

Three committees were formed to assist the Board of Directors in its duties and responsibilities:

•	Strategies Committee: this committee has no executive power. The primary purpose of the Strategies Committee is to assist the Board of Directors in its functions. The members of our Board of Directors and Board of Executive Officers may serve on this committee. The Strategies Committee’s responsibilities include aiding the Board of Directors in the formulation of our strategic plan. The current members of the Strategies Committee are Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Josué Christiano Gomes da Silva and Pedro Wongtschowski.

•	Audit and Risks Committee: See “Item 6C.—Board Practices—Audit and Risks Committee” below.

•	Human Resources Committee: the members are appointed by our Board of Directors. The members of our Board of Directors and Board of Executive Officers may serve on this committee. Its purpose is to assist the Board of Directors in connection with human resources issues which include appointing and removing Executive Officers from office and designating their duties as provided by the bylaws, compensation and human relations policy, transferring of our resources to employee associations, charity and recreational entities, the private security fund and foundation. The current members of the Human Resources Committee are João Cox Neto (coordinator), Alexandre Gonçalves da Silva, Cecília Mendes Garcez Siqueira and Sérgio Eraldo de Salles Pinto.

•	Conselho Fiscal: See “Item 6C.—Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

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

On June 9, 2016, we announced that we had commenced the succession process for our CEO position, continuing the work developed by Mr. Frederico Fleury Curado in the last decade. Paulo César de Souza e Silva became our CEO as of July 2016, in a transition completed by the end of 2016.

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current Executive Officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Paulo Cesar de Souza e Silva	61	President and Chief Executive Officer	2016	(1)
Mauro Kern Junior	56	Executive Vice President –Chief Operating Officer	2015
John Stephen Slattery	48	Executive Vice President – Commercial Aviation	2016
Jackson Medeiros de F. Schneider	52	Executive Vice President – Defense and Security	2014
José Antonio de Almeida Filippo	56	Executive Vice President – Chief Financial and Investor Relations Officer	2012
Marco Tulio Pellegrini	58	Executive Vice President – Executive Aviation	2013
Fabiana Klajner Leschziner	43	Executive Vice President – General Counsel & Chief Compliance Officer	2016

(1)	Elected as President and Chief Executive Officer in 2016 and elected as Executive Vice President – Commercial Aviation in 2010.

Paulo Cesar de Souza e Silva. Mr. Paulo Cesar has been the CEO of Embraer S.A. since July 2016. Mr. Silva joined Embraer in 1997 as Vice President for customer financing. In 2010, he was appointed President & CEO of Embraer Commercial Aviation, position he held until June 2016. As Embraer’s representative at Aviation Working Group, an international industry organization dedicated to developing initiatives to foster and facilitate advanced aviation financing, Mr. Silva contributed to the development and implementation for the Cape Town Treaty and the Aircraft Sector Understanding (ASU), which regulates the terms and conditions for Export Credit Agencies support. Both are key instruments to the airlines gaining access to efficient aircraft financing. Mr. Silva is a member of the Conquistadores Del Cielo and Wings Club. Under his tenure, the company has expanded its footprint in commercial aviation, consolidating its leadership in the segment with up to 130 seats. For more than two decades, he worked in financial institutions in Brazil, Europe, and the United States. Prior to joining Embraer, Mr. Silva held many executive positions within the international bank industry. Mr. Silva holds a Bachelor’s degree in Economics from Mackenzie University (São Paulo, Brazil) and a Finance MBA from the University of Lausanne, in Switzerland.

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

Jackson Medeiros F. Schneider. Mr. Schneider is Chief Executive Officer of Embraer Defense & Security and previously he held the position of Executive Vice President of People, Institutional Relations, and Sustainability of Embraer. He has a Law degree from the University of Brasilia—UNB, and an MBA from the Business School of São Paulo. He began his career in the Ministry of Justice (Brazilian Government). In the private sector, he was Deputy Director of Corporate Affairs of Unilever , Vice President of Human Resources, Legal Relations and Corporate Affairs of Mercedes Benz Brazil and CEO of the Consórcio Nacional Mercedes Benz (finance company). In addition, Mr. Schneider was President of ANFAVEA (Brazilian Vehicle Manufacturer Association) and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products, and Related Items), as well as a member of the Board of Tax Council of the Ministry of Economy and Finance. He is currently member of the CDES (Brazilian Council for Economic and Social Development) of the Presidency of the Federative Republic of Brazil and Board member of organizations including the Biennial Foundation of São Paulo, the AACD (association to support disabled children) and MASP (São Paulo’s Art Museum Assis Chateaubriand), among other assignments.

José Antonio de Almeida Filippo. In June 2012, Mr. José Antonio de Almeida Filippo was elected CFO and Investor Relations Executive Vice-President of Embraer. Mr. Filippo started his career at Gafisa Imobiliária, in which he held the position of CFO and Administrative Director. From 1995 to 2000 he held the Corporate Financial Manager position at Reynolds Aluminum—Latasa. From 2000 to 2004, he held the position of CFO of Latin America at Ingersoll-Rand Company. From June 2004 to 2010 he held the position of CFO and Investors Relations Vice-President at CPFL Energia. Since March 2010, he held the position of CFO of Companhia Brasileira de Distribuição (Grupo Pão de Açucar), before joining Embraer. Mr. Filippo has a degree in Civil Engineering from the Federal University of Rio de Janeiro in 1983, with postgraduate studies in Finance at the Catholic University of Rio de Janeiro and IBMEC—Brazilian Institute of Capital Markets. He also graduated in the PMD at the Harvard Business School in 1999.

Marco Tulio Pellegrini. In January 2014, Mr. Pellegrini was appointed President and CEO of Embraer Executive Jets, after serving close to three years as Embraer’s Senior Vice President of Operations and COO. His experience in the aerospace industry spans more than 28 years, most of which spent in senior management positions at Embraer. Prior to his roles in the Executive Jets business, Mr. Pellegrini held several different Vice President positions as Embraer’s VP of New Programs – Airline Market, VP of Production and Industrial Strategy and VP of Market Intelligence – Executive Jets, responsible for product strategies, sales support, market assessment, marketing and competitive analysis. Formerly, as Sr. Manager – Industrial Planning, he was responsible for industrial architecture and site selection of new Embraer facilities. Before joining Embraer, Mr. Pellegrini spent time at Vasp, a major Brazilian airline, as Sr. Manager for Quality Assurance. In addition, he took part at a yearlong training program at McDonnell Douglas’ Long Beach facility in R&D and production liaison areas. Mr. Pellegrini holds a Master’s degree of Science in Mechanical Engineering from São Paulo University and began his career as a manufacturing engineer at an automotive parts company.

John Stephen Slattery. Mr. Slattery has been Executive Vice-President—Commercial Aviation since June 2016. He joined Embraer in early 2011 as non-executive Vice President, responsible for Customer Finance; Asset & Risk Management. The following year Mr. Slattery was appointed SVP and Chief Commercial Officer, taking on broader executive responsibilities incorporating worldwide sales of commercial aircraft and services. Since joining Embraer, he has been a board director at ECC Leasing, Embraer’s wholly owned leasing company. Prior to joining Embraer, Mr. Slattery spent fifteen years in executive and leadership roles at various commercial aerospace advisory, leasing, and banking organizations. In 2001, Mr. Slattery was a co-founder of RBS Aviation Capital (now SMBC Aviation Capital) and the firm’s Managing Director in New York, responsible for leading the bank’s commercial aircraft leasing and asset-backed lending to airline customers across the Americas. He is a Fellow of The Royal Aeronautical Society, President Emeritus of The Wings Club and Director Emeritus of ORBIS International. An AMP graduate of Harvard Business School, John was awarded an M.B.A. from the University of Limerick, and a BA from the University of South Wales.

Fabiana Klajner Leschziner. Mrs. Leschziner is our Executive Vice President, General Counsel & Chief Compliance Officer since June 2016. She worked at DuPont in Brazil from September 2002 to December 2015 as the Chief Legal Officer and Government Affairs for Brazil and from January 2016 to June 2016 as Legal Director for Brazil and the Andean Region, responsible for the legal aspects of all business of DuPont in Brazil, Colombia, Venezuela, Peru, Ecuador and Bolivia. Fabiana graduated from the São Paulo University School of Law, in 1993, and holds an LL.M. from Cornell Law School, Ithaca, USA. She specializes in corporate law, corporate finance, capital markets, antitrust and international trade and was an associate at Davis Polk & Wardwell office in New York from July 1998 to December 2001.

6B.	Compensation

Overview

Our Executive Officers, directors and fiscal council members are entitled to fixed compensation. In addition, our Executive Officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2016, the aggregate compensation (including benefits in kind granted) that we paid to members of the Board of Directors, the Audit and Risks Committee, the Fiscal Council and the Executive Officers for services in all capacities was US$9.1 million: US$2.2 million to members of the Board of Directors, US$0.3 million to members of the Fiscal Council and US$5.8 million to the Executive Officers.

For the fiscal year ended December 31, 2016, members of our committees of the Board of Directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.6 million, which is included in the US$11.8 million compensation mentioned above.

In addition, in 2016, we contributed US$0.3 million for the payment of pension benefits to our Executive Officers. Members of our Board of Directors and Fiscal Council do not receive such benefits. The board members, Fiscal Council members and Executive Officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. At December 31, 2016, none of the board members, Fiscal Council members or Executive Officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

For additional information on our executive compensation, see Note 15.3 of our consolidated financial statements as of and for the year ended December 31, 2016.

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

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has the main objective to attract and retain highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company and its shareholders. Participants in the plan will receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares. We will pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the 10 trading sessions preceding the relevant determination date three, four and five years after the grant of the virtual shares, respectively. On February 25, 2014, we approved a total benefit of US$13.0 million under the plan, equivalent to 1,570,698 virtual shares with a fair value of US$2.1million at December 31, 2016, equivalent to 448,255 virtual shares. On March 3, 2015 we approved the second grant with a total benefit of US$10.4 million under the plan, equivalent to 1,237,090 virtual shares with a fair value of US$1.0 million at December 31, 2016, equivalent to 224,398 virtual shares. On March 10, 2016, we approved the third grant with a total benefit of US$8.5 million under the plan, equivalent to 1,095,720 virtual shares with a fair value of US$0.4 million at December 31, 2016, equivalent to 94,803 virtual shares. On June 9, 2016, we approved the fourth grant with a total benefit of US$0.3 million under the plan, equivalent to 55,994 virtual shares with a fair value of US$19,960 at December 31, 2016, equivalent to 4,254 virtual shares. On August 25, 2016, we approved the fifth grant with a total benefit of US$0.3 million under the plan, equivalent to 70,978 virtual shares with a fair value of US$18,100 at December 31, 2016, equivalent to 3,852 virtual shares. In 2016, the fair value of all grants declined as a result of the mark to market of virtual shares granted and the fact that not all performance targets were met. On March 8, 2017 we approved the 2017 grant with a total benefit of US$9.6 million under the plan, equivalent to1,693,688 virtual shares. For more information on this plan, see Note 30 to our audited consolidated financial statements for the year ended December 31, 2016.

Long-Term Incentive Plan

The objectives of our Long-Term Incentive Plan are the recruitment and retention of highly-qualified personnel and to allow those who can contribute to our performance the opportunity to participate in our profits. Incentives under the plan are intended to promote continuity among our management and alignment of the interests between our executives and shareholders. Amounts distributed are defined with reference to the market, under the conditions described in our Long-Term Incentive Plan.

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

For the 2016, 2015, 2014, 2013 and 2012 fiscal years, we distributed US$23.6 million, US$37.9 million, US$47.8 million, US$57.2 million and US$36.1 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees, the participation in which is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were US$23.2 million, US$22.6 million, US$28.4 million, US$28.1 million and US$27.8 million, respectively. For more information on our post-retirement benefits, see Note 27 to our audited consolidated financial statements.

Actuarial studies are made annually to identify the future exposure to be recorded as a provision. The provision recorded was US$57.0 million on December 31, 2012, US$68.5 million on December 31, 2013 and US$36.8 million on December 31, 2014, US$22.5 million on December 31, 2015 and US$41.5 million on December 31, 2016.

EAH sponsors a post-retirement healthcare plan, which was amended in 2007 and employees hired as of that date do not qualify for this plan. The estimated pension and post-retirement healthcare costs for the beneficiaries and their dependents are recorded as a provision using the accrual method, based on actuarial studies. The provision recorded was US$4.4 million on December 31, 2012 and US$2.5 million on December 31, 2013, US$4.4 million on December 31, 2014, US$4.3 million on December 31, 2015 and US$3.7 million on December 31, 2016.

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

The Executive Officers are elected by the Board of Directors. With the exception of Paulo Cesar de Souza e Silva, Fabiana Klajner Leschziner and John Stephen Slattery, who were elected in 2016, our current Executive Officers were elected on April 15, 2015, with a term of office until the meeting of our Board of Directors to be held following the annual general meeting of our shareholders in April 2017 to approve our financial statements for the fiscal year ended December 31, 2016.

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

Set forth below are the names, ages, position and the year first elected of the members of our Audit and Risks Committee appointed at our Board of Directors’ meeting held on April 15, 2016.

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	52	Coordinator and Effective member	2011
Israel Vainboim	72	Effective member	2011
Samir Zraick	76	Effective member	2011
João Cox Neto	53	Effective member	2015	(2)

(2)	João Cox Neto was also a member of this committee from April, 2011 until April, 2013.

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

Our Fiscal Council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, in the event a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. Such provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Fiscal Council and respective alternates, elected at our annual shareholders’ meeting held on April 13, 2016.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	54	Effective member	2008
Tarcísio Luiz Silva Fontenele	54	Alternate	2001
José Mauro Laxe Vilela(2)	69	Effective member	2011
Wanderley Fernandes da Silva	43	Alternate	2011
Taiki Hirashima	76	Effective member	2004
Mauricio Rocha Alves de Carvalho	55	Alternate	2016
Otavio Ladeira de Medeiros	48	Effective member	2016
William Baghdassarian	45	Alternate	2016
Wilsa Figueiredo	54	Effective member	2016
Luiz Claudio Moraes	55	Alternate	2016

(1)	President of the Fiscal Council
(2)	Vice-President of the Fiscal Council

6D.	Employees

The table below sets forth the number of our employees by category as of the dates indicated, and includes the employees of our only wholly-owned subsidiaries. The Total consolidated refers to all of our subsidiaries and joint ventures, including Ogma, ECTS, EZ Air, Bradar Aerolevantamento and Visiona:

	At December 31,
	2016	2015	2014	2013	2012
Production Process	6,613	6,442	6,181	6,412	6,327
Research and Development	5,645	6,069	5,948	5,914	5,245
Customer Support	2,000	2,209	2,193	2,129	1,725
Administrative—Production Support	1,615	2,115	2,006	2,067	2,367
Administrative—Corporate	2,633	2,538	2,839	2,756	2,368

Total (including only wholly-owned subsidiaries of Embraer S.A.)	18,506	19,373	19,167	19,278	18,032

Total Consolidated	20,348	23,050	22,301	21,648	20,150

Approximately 79% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in São José dos Campos.

Embraer fully supports the choice of union association of its employees. In Brazil, 5.8% of the our employees are unionized, but, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

At December 31, 2016, our board members owned 1,301 of our common shares, our Executive Officers owned 1,010 of our common shares and each Fiscal Council members owned one of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares. See “Item 6B.—Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with an aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian federal government, issued and outstanding. The golden share provides the Brazilian federal government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The following table sets forth share ownership information for each significant shareholder that beneficially owns our equity securities and sets forth the aggregate shareholdings on the São Paulo Stock Exchange and the New York Stock Exchange at December 31, 2016:

	Common Shares
	Shares	(%)
Oppenheimer Funds(1)	88,854,846	12.00
Brandes Investment Partners, L.P.(2)	57,226,128	7.73
BNDES Participações S.A.BNDESPAR(3)	39,762,489	5.37
União Federal/Brazilian federal government(4)	1	0.00
Shares in company treasury	5,906,120	0.80
Others	548,715,460	74.10

Total	740,465,044	100.00

(1)	Oppenheimer Funds is one of the largest asset management companies in the United States, and its controlled affiliates offer a broad range of products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and sub-advisory investment-management services.
(2)	Brandes Investment Partners, L.P. is a 100% employee-owned independent investment advisory firm founded and co-owned by Charles Howard Brandes. The firm manages the Brandes series of mutual funds in addition to other funds and caters to individual and institutions.
(3)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(4)	The Brazilian federal government holds our “golden share.”

Other than as discussed in “Item 4B. Information on the Company—History and Development of the Company,” there have been no significant changes in percentage ownership by any major shareholder in the past three years.

On December 31, 2016, we had approximately 58,700 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2016, an aggregate of 97,514,860 common shares in the form of ADSs were held by 142 record holders, including DTC in the United States.

7B.	Related Party Transactions

The Brazilian Federal Government

The Brazilian federal government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian federal government veto rights over certain military-related programs and corporate actions (such as transfers of control and changes in our name, logo and corporate purposes). See “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of December 31, 2016, in addition to the “golden share,” the Brazilian federal government owned an indirect 5.37% stake in us through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank), which, in turn, is controlled by the Brazilian federal government. As a result, for the purposes of this Form 20-F’s disclosure requirements, we consider transactions between Embraer and the Brazilian federal government or its agencies as falling within the definition of “related party transactions.”

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

A Major Customer (Brazilian Federal Government)

The Brazilian federal government, principally through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2016, the Brazilian federal government, principally through the Brazilian Air Force, accounted for 61.8% or US$576.4 million of the revenue of our Defense & Security segment. In addition, as of December 31, 2016, the Brazilian Air Force owed us US$263.5 million in trade account receivables and had a credit against us of US$84.8 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian federal government. For a description of our transactions with the Brazilian federal government, see “Item 4C. Information on the Company—Business Overview—Defense & Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from the BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian Federal Government. As of December 31, 2016, we had a total outstanding balance of loans borrowed from the BNDES in the aggregate amount of US$453.6 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with the FINEP, which as of December 31, 2016 had a total outstanding balance of US$82.3 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with the FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian federal government. As of December 31, 2016, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$321.2 million, which is recorded as a non-current liability on our statement of financial position. In addition, we maintained outstanding Export Credit Notes with Banco do Brasil in the total amount of US$97.7 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

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

A Service Provider (Banco do Brasil)

At December 31, 2016, we maintained cash and cash equivalents of US$63.3 million with Banco do Brasil and several of its affiliates. At that date, we also had deposited with Banco do Brasil an amount of US$321.2 million, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. We maintained US$12.0 million deposited as a collateral for a loan with BNDES. These services include maintaining our checking account.

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

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the Selic rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net item of our statements of income. As of December 31, 2016, there was a US$92.7 million provision recorded as a liability (taxes and payroll charges) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. See Note 23 and Note 26 of our audited consolidated financial statements for a further discussion of these challenges.

SEC/DOJ and Brazilian Public Prosecutor’s Investigations.

On October 24, 2016 we entered into the Final Agreements with the DOJ and the SEC for the settlement of criminal and civil violations of the FCPA. We also finalized the TCAC with the MPF and the CVM for the resolution of violations of certain Brazilian laws.

Under the Final Agreements with the DOJ and the SEC:

•	We agreed to pay US$98.2 million to the SEC (of which US$20.0 million was due to the MPF and the CVM under the TCAC, as described below), as disgorgement of profits.

•	We agreed to pay US$107.3 million to the DOJ, as penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA and one count of violating the internal controls provisions of the FCPA.

•	The DOJ agreed to defer prosecution for three years for the acts acknowledged by us in a deferred prosecution agreement, or DPA, after which period the charges will be dismissed if we do not violate the terms of the DPA.

•	We agreed to an external and independent monitorship for a period of three years.

Simultaneously with the Final Agreements, we finalized a TCAC with the MPF and the CVM to settle any potential claims that could be brought in court (ação civil pública) or through administrative proceedings (processo administrativo sancionador) in Brazil. The TCAC has also been approved by the relevant authorities and is fully effective.

Under the TCAC, we acknowledged violations of certain Brazilian laws between 2007 and 2011 and agreed to:

•	Pay a total equivalent to US$20.0 million to a Brazilian federal fund (Fundo de Defesa dos Direitos Difusos), as disgorgement of illegal profits, damages, and as a deterrent against similar practices. The amount payable under the TCAC was deducted from the amount payable under the Final Agreements.

•	Cooperate with the MPF and the CVM in lawsuits and administrative proceedings against individuals arising out of the acts acknowledged in the TCAC.

Under the TCAC, the MPF and the CVM acknowledged that (i) we voluntarily conducted a broad internal investigation, which assisted in uncovering facts that were the subject of criminal and administrative investigations, and (ii) we approached the Brazilian authorities pro-actively and in good faith, and they agreed that:

•	The MPF will not file suit (ação civil pública and ação de improbidade administrativa) against us arising out of the acts we have acknowledged and will terminate proceedings now underway.

•	The CVM will end an ongoing administrative proceeding arising out of the acts we have acknowledged.

•	The MPF and the CVM will inform other Brazilian federal agencies of the terms of the TCAC and cooperate with us in seeking that these agencies take the TCAC into consideration should other proceedings regarding the acknowledged acts be brought.

At December 31, 2016, the amounts paid under the Final Agreements and the TCAC were (i) US$107.3 million, or R$341.3 million, to the DOJ; (ii) US $20.0 million, or R$68.1 million, to the SEC; and (iii) US$20.0 million, or R$64.0 million, to the MPF and the CVM. On the same date, outstanding amounts owed to the SEC represented US$58.2 million, or R$189.9 million.

On February 22, 2017, in compliance with the Final Agreements, we hired the lawyer Alexandre Herman Rene as our external independent monitor, with the approval of the DOJ and the SEC, to assess our compliance with the Final Agreements, especially regarding the effectiveness of controls and procedures to reduce the risk of any FCPA violations.

The Final Agreements and the TCAC represent the conclusion of the internal investigation of allegations of noncompliance with the FCPA and certain Brazilian laws in four aircraft sales outside Brazil between 2007 and 2011.

Related proceedings and developments are ongoing and could result in additional fines, and possibly other sanctions and adverse consequences, which may be substantial. We believe that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

We will continue to cooperate with governmental authorities, as circumstances may require. In this regard, we entered into a Release Agreement with authorities of Mozambique in exchange for our cooperation with ongoing investigations in the country and under which we assume no financial obligations.

Since the beginning of the internal investigation in 2011, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department; the appointment of a Chief Compliance Officer who is currently also our general counsel, which, for these compliance matters, reports directly to the Risk and Audit Committee of the Board of Directors; the development of a program to monitor engagement of and payments to third parties; improvements to compliance policies, procedure and controls; the enhancement of anonymous and other reporting channels; and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. We will continue to promote enhancements and update its compliance program.

Other Proceedings. In addition, we are involved in other legal proceedings, including tax disputes, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. See Note 23 and Note 26 of our audited financial statements.

Class Action. In August, 2016, a putative securities class action was filed in a U.S. court against us and certain of our former and current executives. In October, 2016, a federal Court in New York appointed a lead plaintiff and a lead counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. The amended complaint seeks to bring claims on behalf of all persons and entities who purchased or otherwise acquired Embraer securities during the period from January 11, 2012 through and including November 28, 2016 asserting violations of the U.S. federal securities laws relating to the internal investigations described above and related issues. The Court has not yet issued a briefing schedule for the motion to dismiss and other procedural aspects of the case. So far we believe that there is no adequate base to estimate provisions related to this matter.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. We recognized a complement of US$9.0 million to our legal reserve for 2016 (0.6% of paid-in capital) .The balance of our legal reserve was US$192.4 million, which was equal to 13.4% of our paid-in capital at December 31, 2016.

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

At December 31, 2016, unappropriated retained earnings of R$3,949.3 million (equivalent to US$2,331.1 million) were recorded in our statutory parent company books under IFRS. At December 31, 2016, such amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
April 19, 2010(3)	Full year of 2009	55.2	31.7
June 10, 2010(2)	First quarter of 2010	34.5	19.2
September 16, 2010(2)	Third quarter of 2010	21.7	12.8
December 9, 2010(2)(4)	Fourth quarter of 2010	144.7	86.9
March 16, 2011(3)	First quarter of 2011	43.4	26.7
June 9, 2011(3)	Second quarter of 2011	72.4	46.4
September 4, 2011(3)	Third quarter of 2011	65.1	35.1
June 14, 2012(2)	First semester of 2012	65.3	32.3
September 13, 2012(2)	Third quarter of 2012	50.8	25.0
December 6, 2012(2)(5)	Fourth quarter of 2012	36.3	17.8
April 25, 2013(3)	Full year of 2012	30.1	14.7
March 11, 2013(2)	First quarter of 2013	29.1	14.4
June 13, 2013(2)	Second quarter of 2013	29.1	13.2
September 12, 2013(2)	Third quarter of 2013	29.2	13.1
December 5, 2013(2)(6)	Fourth quarter of 2013	65.8	28.1
April 16, 2014(3)	Full year of 2013	49.0	20.9
March 11, 2014(2)	First quarter of 2014	36.6	16.2
June 10, 2014(2)	Second quarter of 2014	36.7	16.7
September 11, 2014(2)	Third quarter of 2014	36.7	14.9
December 4, 2014(2)(6)	Fourth quarter of 2014	88.2	33.1
April 15, 2015(3)	Full year of 2014	16.1	6.1
March 03, 2015(2)	First quarter of 2015	29.4	9.2
June 11, 2015(2)	Second quarter of 2015	29.4	9.5
August 06, 2015(2)	Third quarter of 2015	29.4	8.3
December 10, 2015(2)(7)	Fourth quarter of 2015	29.5	7.6
April 14, 2016(2)	First quarter of 2016	29.5	8.3
July 14, 2016(2)	Second quarter of 2016	29.4	9.2
October 14, 2016(2)	Third quarter of 2016	14.7	4.5

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2010 but paid in 2011.
(5)	Amount declared in 2012 but paid in 2013.
(6)	Amount declared in 2013 but paid in 2014.
(7)	Amount declared in 2015 but paid in 2016.

In 2016, we distributed US$22.0 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2016. No dividends were approved for 2016. Our Board of Directors declared interest on shareholders’ equity with respect to profits generated during the first nine months of 2016, no interest on shareholders’ equity were approved for the fourth quarter of 2016 (see “Item 8A. Financial Information—Mandatory Distribution”).

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

8B. Significant Changes

No significant changes or events have occurred after the close of the statement of financial position date at December 31, 2016, other than the events already described in this annual report.

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

	Price in US dollars per ADS
	High	Low
2012
Year	35.29	23.06
2013
Year	39.22	26.80
2014
Year	39.97	29.86
2015
First quarter	37.04	30.20
Second quarter	32.65	29.65
Third quarter	30.90	24.22
Fourth quarter	31.99	25.53
Year	37.04	24.22
2016
First quarter	30.34	24.15
Second quarter	26.13	19.89
Third quarter	22.02	17.25
Fourth quarter	22.11	17.17
Year	30.34	17.17
Month:
September 2016	19.98	17.26
October 2016	21.39	17.17
November 2016	22.11	19.36
December 2016	20.16	17.73
January 2017	23.73	19.25
February 2017	23.91	22.34
March 2017 (through March 15)	24.00	22.61

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the São Paulo Stock Exchange. Our common shares began trading on the Novo Mercado segment of the São Paulo Stock Exchange on June 5, 2006.

	Nominal reais per common share
	High	Low
2012
Year	16.53	11.74
2013
Year	21.70	13.77
2014
Year	25.26	18.27
2015
First quarter	26.26	21.23
Second quarter	25.20	22.45
Third quarter	26.42	21.78
Fourth quarter	30.40	25.08
Year	30.40	21.23
2016
First quarter	30.20	21.96
Second quarter	23.42	17.35
Third quarter	18.29	14.01
Fourth quarter	18.26	14.01
Year	30.20	14.01
Month:
September 2016	16.14	14.01
October 2016	17.15	14.01
November 2016	18.26	16.35
December 2016	17.00	14.95
January 2017	18.68	16.00
February 2017	18.54	17.47
March 2017 (through March 15)	19.19	17.80

On March 15, 2017, the closing sale price for our common shares on the São Paulo Stock Exchange was R$ 18.37. On the same date, the closing sale price for our ADSs on the NYSE was US$23.62. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank serves as depositary under that agreement.

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

The São Paulo Stock Exchange is less liquid than the NYSE and other major exchanges in the world. The São Paulo Stock Exchange had an aggregate market capitalization of approximately R$2.49 trillion, equivalent to US$0.77 trillion at December 31, 2016. In comparison, the NYSE had a market capitalization of approximately US$25.33 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At December 31, 2016, we accounted for approximately 0.50% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2016, the ten largest companies listed on the São Paulo Stock Exchange represented approximately 42.71% of the total market capitalization of all listed companies.

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

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs have obtained an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common shares, or distributions relating to the common shares, unless the holder obtains a new electronic certificate of registration or registers its investment in the common shares under Resolution No. 4,373.

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

Description of Capital Stock

General

As of December 31, 2016, our capital stock consisted of a total of 740,465,044 common shares, without par value, including 5,906,120 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian federal government. Our bylaws authorize the Board of Directors to increase the capital stock up to 1,000,000,00 common shares without seeking specific shareholder approval. All our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

On March 10, 2016, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. The common share shares were repurchased from March 17 to June 30.

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

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. See “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for a more complete description of payment of dividends on our shares. In addition, upon any liquidation of the company, the common shares are entitled to return of capital in proportion to their share of our net worth.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5	5	1.00
Brazilian B	5	5	5	5	1.00
Brazilian C	5	5	5	5	1.00
Brazilian D	5	5	5	5	1.00
Brazilian E	5	5	5	5	1.00
Brazilian F	5	5	5	5	1.00
Brazilian G	5	5	5	5	1.00
Brazilian H	5	5	5	5	1.00
Brazilian I	5	5	5	5	1.00
Brazilian J	5	5	5	5	1.00
Brazilian K	5	5	5	5	1.00
Brazilian L	5	5	5	5	1.00

Total Brazilians	60	60	60	60	1.00

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes		Vote Ratio (Votes/Share)
Non-Brazilians(1)	40	40	40	40	(2)	1.00

Total	100	100	100	100		1.00

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5.0		8.57	0.25
Brazilian B	5	5	5.0		8.57	1.00
Brazilian C	5	5	5.0		8.57	1.00
Brazilian D	5	5	5.0		8.57	1.00
Brazilian E	5	5	5.0		8.57	1.00
Brazilian F	5	5	5.0		8.57	1.00
Brazilian G	5	5	5.0		8.57	1.00

Total Brazilians	50	35	35.0		59.99	1.00
Non-Brazilians(1)	50	50	23.3	(2)	40.00	0.47

Total	100	85	58.3	(2)	100.00	0.58

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5.0		10.0	1.00
Brazilian B	5	5	5.0		10.0	1.00
Brazilian C	5	5	5.0		10.0	1.00
Brazilian D	5	5	5.0		10.0	1.00
Brazilian E	5	5	5.0		10.0	1.00
Brazilian F	5	5	5.0		10.0	1.00

Total Brazilians	30	30	30.0		60.0	1.00
Non-Brazilians A	30	5	2.2	(2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8	(2)	35.6	0.44

Total	100	75	50.0		100.0	0.50

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, such shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

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

Transfers of shares by a non-Brazilian shareholder are made in the same way and executed by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

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

Any shareholder or group of shareholders has a right to propose and submit a slate of members for election to the Board of Directors different than the slate provided according to our bylaws (i.e. proposed by the Board of Directors). The same shareholder or group of shareholders may not submit more than one slate. Our bylaws also contain a provision whereby a shareholder that intends to appoint an alternative slate must send written notice at least ten days prior to the general meeting at which the members of the Board of Directors will be elected, providing us with the name and other particulars and professional resume of the candidates. In case we receive this notice, we must publish a press release to our shareholders, that also has to be available on our website, within at least eight days before the date of the general meeting, informing shareholders how to obtain a copy of the proposed slate.

Alternatively, the election of members of the Board of Directors may be conducted under a system of cumulative voting. According to the regulations of the CVM and to our bylaws, adoption of a resolution for cumulative voting depends on a written request by shareholders representing at least 5% of our capital stock, submitted at least 48 hours in advance of the time for which the general shareholders’ meeting has been called. Under the cumulative voting system, each share is entitled to the same number of votes as the number of board members to be elected (subject to the restriction on shareholders holding greater than 5% of the common shares and restrictions on non-Brazilian shareholders as per our by-laws), and each shareholder is entitled to concentrate votes in just one member or to distribute the votes among more than one or all of the members. Any vacant offices not filled due to a tie in the voting will be subject to a new vote, under the same process.

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

The public tender offer must be (1) directed to all of our shareholders, (2) made through an auction to take place on the São Paulo Stock Exchange, (3) launched at a set price calculated in accordance with the procedure set forth below, (4) paid upfront, in Brazilian currency, (5) made so as to assure equal treatment to all shareholders, (6) irrevocable and not subject to any changes after publication of the bidding offer, and (7) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.

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

Pursuant to Brazilian law, investors may invest in common shares under Resolution No. 4,373, of September 29, 2014, issued by the Brazilian Monetary Council (CVM), governmental authority responsible for formulating the Brazilian monetary and credit policies. The rules of Resolution No. 4,373 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

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

Taxation of Gains . According to Law No. 10,833, enacted on December 29, 2003,capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure of how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder to a resident in Brazil (or even to a non-Brazilian resident in the event that courts determine that ADSs would constitute assets located in Brazil) may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs can vary depending on the domicile of the Non-Brazilian holder, the form by which such Non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at the rate of 15%, or 25% in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in case of Non-Brazilian Holders registered under Resolution No. 4,373 (“4,373 Holder”) that are not Tax Haven Holders and is not resident in a Low or Nil Tax Jurisdiction (as defined below). The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

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

There can be no assurance that the current preferential tax treatment for Non-Brazilian holder of ADSs and 4,373 Holder of common shares will continue.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to our common shares or the ADSs by a Non-Brazilian Holder of common shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of these shares.

Taxation on Interest on Shareholders’ Equity . (see “Item 8 Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy”).

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions. Such interest are calculated by reference to the TJLP as determined by the Central Bank from time to time and, for tax purposes, cannot exceed the greater of:

•	50% of net income (after the social contribution on net profits but before taking such distribution and the provision for corporate income tax into account) related to the period for which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period for which the payment is made.

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

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037, Rule 488. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to WHT levied on payments made to a Non-Brazilian Holder, the WHT applicable to such payments could be assessed at a rate up to 25.0%.

Taxation on Foreign Exchange Transactions (“IOF/Exchange”). Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%.

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

Tax on Transactions Involving Bonds and Securities (“IOF/Bonds”). Pursuant to Decree 6,306/07 the IOF/Bonds may be imposed on any transactions involving bonds and securities, even if the transactions are carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently zero. In particular, the IOF/Bond also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian federal government may increase the rate of the IOF/Bonds at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of the underlying Embraer common shares that are represented by such ADS. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. Accordingly, the creditability of any Brazilian taxes could be affected by actions taken by such parties or intermediaries. Deposits or withdrawals of underlying common shares by U.S. Holders for ADSs will not be subject to U.S. federal income tax.

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend, to the extent paid out of current or accumulated earnings and profits of Embraer as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received or accrued by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain. We do not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and unless and until such calculations are made, U.S. Holders should assume that a distribution is paid out of earnings and profits and will be treated as a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (1) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States, (2) the U.S. Holder meets the holding period requirement for the common shares or ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date) and (3) Embraer was not in the year prior to the year in which the dividend was paid (with respect to a U.S. Holder that held Embraer common shares or ADSs), and is not in the year in which the dividend is paid, a passive foreign investment company, or PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2016 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2017 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding in the courts or the IRS, no assurances can be provided that Embraer will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

In addition, certain U.S. Holders are required to report to the IRS information relating to an interest in the common shares or ADSs, subject to exceptions (including an exception for common shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax returns for each year in which they held an interest in the common shares or ADSs. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of this information reporting requirement on their acquisition, ownership and disposition of the common shares or ADSs.

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

Our short and long-term debt obligations totaled US$3,759.9 million at December 31, 2016 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$2,910.6 million), approximately US$2,626.2 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to LIBOR. Of our US$832.9 million Brazilian real-denominated debt at December 31, 2016, US$16.9 million bears interest at a variable rate based on the TJLP, and US$816.0 million bears interest at a fixed rate of 6.50% per annum. The TJLP was 7.5% per annum at December 31, 2016. Our Euro denominated debt totaled US$16.4 million at fixed rate at December 31, 2016.

The table below provides information about our short-term debt obligations as of December 31, 2016 that are sensitive to changes in interest rates and foreign currency exchange rates.

Short-Term Debt	Weighted Average Interest Rate 2016 (1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.40	259.0	259.0
U.S. dollars (LIBOR indexed)	2.32	14.2	14.2
Euro (fixed rate)	1.83	3.6	3.6
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	6.50	222.8	222.8
Reais (CDI indexed)	—	—	—
Reais (TJLP indexed)	7.43	10.7	10.7

Total short-term debt		510.3	510.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2016.

The table below provides information about our long-term debt obligations as of December 31, 2016 that are sensitive to changes in interest rates and foreign currency exchange rates:

Long-Term Debt	Weighted Average Interest Rate 2016(1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and there-after	Total Fair Value
	(%)
U.S. dollars (fixed rate)	5.40	2,367.2	12.8	0.4	161.1	201.0	1991.9	2,711.9
U.S. dollars (LIBOR indexed)	2.32	270.2	1.9	20.1	23.6	55.1	169.5	270.2
Euro (fixed rate)	1.83	12.8	9.2	1.0	2.6	—	—	12.8
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	6.50	593,2	276.8	134.8	79.2	78.1	24.3	593.2
Reais (CDI indexed)	—	—	—	—	—	—	—	—
Reais (TJLP indexed)	7.43	6,2	4.1	0.6	0.6	0.6	0.3	6.2

Total long-term debt		3,249.6	304.8	156.9	267.1	334.8	2,186.0	3,594.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2016.

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$784.9 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations and convert US$6.5 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2016, after considering the effects of the above mentioned derivative transactions:

Short-Term Debt	Weighted Average Interest Rate 2016(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.40	255.8	255.8
U.S. dollars (LIBOR indexed)	2.46	17.4	17.4
Euro (fixed rate)	1.83	3.6	3.6
Euro (EURIBOR indexed)	—	—	—
Reais (fixed rate)	3.81	23.3	23.3
Reais (CDI indexed)	5.52	199.5	199.5
Reais (TJLP indexed)	7.43	10.7	10.7

Total short-term debt		510.3	510.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2016.

The table below provides information about our long-term debt obligations as of December 31, 2016, after considering the effects of the above mentioned derivative transactions:

	Weighted Average Interest Rate 2016(1)	Total Amount Outstanding	2017	2018	2019	2020	2021 and thereafter	Total Fair Value
Long-Term Debt	(%)		(in US$ millions)
U.S. dollars (fixed rate)	5.40	2,370.7	13.2	0.9	161.6	201.5	1,993.5	2,715.3
U.S. dollars (LIBOR indexed)	2.46	266.7	1.5	19.6	23.1	54.6	167.9	266.8
Euro (fixed rate)	1.83	12.8	9.2	1.0	2.6	—	—	12.8
Euro (EURIBOR indexed)	—	—	—	—	—	—	—	—
Reais (fixed rate)	3.81	7.8	7.8	—	—	—	—	7.8
Reais (CDI indexed)	5.52	585.4	269.0	134.8	79.2	78.1	24.3	585.4
Reais (TJLP indexed)	7.43	6.2	4.1	0.6	0.6	0.6	0.3	6.2

Total long-term debt		3,249.6	304.8	156.9	267.1	304.8	2,186.0	3,594.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term), it does not represent the indexed rates in December 31, 2016.

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

Our cash flow exposure comes as a result of the fact that approximately 8.0% of our net revenues and 15.0% of our total costs are denominated in reais. Having more real denominated costs than revenues generates such exposure. For further information on our hedges and derivate instruments, see Note 8 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2016, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2017	2018	2019	2020	2021	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	1,180.0	1,180.0	—	—	—	—	—	1,180.0
In Euro	127.1	127.1	—	—	—	—	—	127.1
In Other Currencies	44.7	44.7	—	—	—	—	—	44.7
Trade accounts receivable
In Reais	69.6	69.6	—	—	—	—	—	69.6
In Euro	68.0	68.0	—	—	—	—	—	68.0
In Other Currencies	0.1	0.1	—	—	—	—	—	0.1
Deferred income tax assets
In Reais	—	—	—	—	—	—	—	—
In Euro	8.4	0.8	0.8	0.8	0.7	0.8	4.5	8.4
In Other Currencies	2.6	0.2	0.2	0.2	0.2	0.2	1.6	2.6
Other assets
In Reais	307.9	159.4	148.5	—	—	—	—	307.9
In Euro	37.7	33.0	4.7	—	—	—	—	37.7
In Other Currencies	0.8	0.8	—	—	—	—	—	0.8
Total assets in Reais	1,557.5	1,409.0	148.5	—	—	—	—	1,557.5
Total assets in Euro	241.2	228.9	5.5	0.8	0.7	0.8	4.5	241.2
Total assets in Other Currencies	48.1	45.7	0.2	0.2	0.2	0.2	1.6	48.1
LIABILITIES
Loans
In Reais	832.9	233.5	280.9	135.4	79.8	78.7	24.6	832.9
In Euro	16.4	3.6	9.2	1.0	2.6	—	—	16.4
In Other Currencies	—	—	—	—	—	—	—	—
Accounts payable to suppliers
In Reais	91.9	91.9	—	—	—	—	—	91.9
In Euro	75.3	75.3	—	—	—	—	—	75.3
In Other Currencies	1.7	1.7	—	—	—	—	—	1.7
Customer advances
In Reais	145.4	145.4	—	—	—	—	—	145.4
Other accounts payable & accrued liabilities
In Reais	538.6	372.4	166.2	—	—	—	—	538.6
In Euro	35.5	31.0	4.5	—	—	—	—	35.5
In Other Currencies	5.8	5.7	0.1	—	—	—	—	5.8
Taxes and payroll charges payable
In Reais	107.8	38.8	20.8	14.0	7.6	4.7	21.9	107.8
In Euro	3.2	3.2	—	—	—	—	—	3.2
In Other Currencies	—	—	—	—	—	—	—	—
Accrued taxes on income
In Reais	1.0	1.0	—	—	—	—	—	1.0
In Euro	6.9	6.9	—	—	—	—	—	6.9
In Other Currencies	1.5	1.5	—	—	—	—	—	1.5
Deferred income tax liabilities
In Reais	732.8	66.5	66.4	66.4	62.9	67.8	402.8	732.8
In Euro	7.3	0.7	0.7	0.7	0.6	0.7	3.9	7.3
In Other Currencies	2.1	0.2	0.2	0.2	0.2	0.2	1.1	2.1
Accrued dividends
In Reais	24.8	24.8	—	—	—	—	—	24.8
Contingencies
In Reais	73.4	12.2	5.7	5.7	5.7	5.7	38.4	73.4
In Euro	3.3	0.1	0.3	0.3	0.3	0.3	2.0	3.3
Total liabilities in Reais	2,548.6	986.5	540.0	221.5	156.0	156.9	487.7	2,548.6
Total liabilities in Euro	147.9	120.8	14.7	2.0	3.5	1.0	5.9	147.9
Total liabilities in Other Currencies	11.1	9.1	0.3	0.2	0.2	0.2	1.1	11.1
Total exposure in Reais	(991.1)	422.5	(391.5)	(221.5)	(156.0)	(156.9)	(487.7)	(991.1)
Total exposure in Euro	93.3	108.1	(9.2)	(1.2)	(2.8)	(0.2)	(1.4)	93.3
Total exposure in Other Currencies	37.1	36.7	(0.1)	—	—	—	0.5	37.1

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

Financial instruments which may potentially subject us to credit risk concentration include (1) cash and cash equivalents, (2) trade and other accounts receivable, (3) customer commercial financing, (4) advances to suppliers and (5) financial derivative contracts. We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment grade-rated following the guidelines of Financial Management Policy. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All such customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. The financial condition of those suppliers is analyzed on an ongoing basis with a view to limiting credit risk. We address credit risk related to derivative instruments by restricting the counterparties of such derivatives to major financial institutions.

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

Depositary Payments for the Year December 31, 2016

In 2016, JPMorgan Chase Bank paid US 2.4 million in connection with investor relations related expenses of Embraer incurred in 2016 that are eligible for reimbursement from JPMorgan Chase Bank under our contractual arrangements with that entity.

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

Our President and CEO, Paulo Cesar de Souza e Silva, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2016, the end of the period covered by this annual report, concluded that, as of such date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework 2013. Based on this assessment, our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-2.

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

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sergio Eraldo de Salles Pinto, an effective member of our statutory Audit and Risks Committee is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our Audit and Risks Committee, see “Item 6C. Directors, Senior Management and Employees—Board Practices—Audit and Risks Committee.”

ITEM 16B	CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2015 and 2016:

Principal accountant fees and services	Year ended December 31,
	2016	2015
	(in US$ thousands)
Audit Fees	2,441.1	2,511.0
Audit-Related Fees	113.8	106.0
Tax Fees	51.2	33.0

All Other Fees	19.3	0

Total	2,625.4	2,650.0

Audit Fees

Audit fees consisted of the aggregate fees in connection with (1) the audit of annual financial statements and quarterly limited reviews under Brazilian GAAP and IFRS as issued by the IASB, which are published in Brazil and United States (filed with the SEC on Form 6-K), (2) annual consolidated financial statements under IFRS as issued by the IASB, (3) statutory audits of subsidiaries and (4) issuance of comfort letter related to the Company’s issuance of Notes in 2016.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to the Company and some of our subsidiaries related to documents filed with regulatory and government agencies.

Tax Fees

Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.

All Other Fees

All other fees consisted refer to miscellaneous permitted services rendered in 2016 for some subsidiaries.

Pre-Approval Policies and Procedures

Our Board of Directors approves all audit and audit-related services provided by KPMG Auditores Independentes. Any services provided by KPMG Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016, 2015, 2014, 2013 and 2012 none of the fees paid to KPMG Auditores Independentes and to PricewaterhouseCoopers Auditores Independentes, were approved pursuant to the de minimis exception.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 10, 2016, our Board of Directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our current report on Form 6-K furnished on December 23, 2016, our fiscal council,audit committee and board of directors approved the engagement of PricewaterhouseCoopers Auditores Independentes, or PwC, as our independent registered public accounting firm beginning in January 1, 2017. PwC will replace KPMG Auditores Independentes, or KPMG, as a result of the periodic and planned auditor rotation under CVM rules.

KPMG’s audit report dated March 28, 2016 on our consolidated financial statements for the fiscal year ended December 31, 2015 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. KPMG’s audit report dated March 27, 2015 on our consolidated financial statements for the fiscal year ended December 31, 2014 also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

KPMG’s audit report dated March 28, 2016 on the effectiveness of our internal control over financial reporting as of December 31, 2015 does not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise. KPMG’s audit report dated March 27, 2015 on the effectiveness of our internal control over financial reporting as of December 31, 2014 also did not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise.

During the two fiscal years preceding the rotation of KPMG, there were no disagreements between us and KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of KPMG, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided KPMG with a copy of this Item 16F and have requested and received from KPMG a letter addressed to the SEC stating whether or not KPMG agrees with the above statements. A copy of the letter from KPMG is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of KPMG, neither us nor anyone acting on our behalf, consulted PwC regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

ITEM 16G	CORPORATE GOVERNANCE

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

With the exception of Mr. José Magno Resende de Araújo (the representative of the Brazilian federal government, through the government’s ownership of the “golden share”), Mr. Alexandre Magalhães Filho and Herbert Claros da Silva (both representatives of our employees), all the current members of our Board of Directors have declared that they are independent for purposes of the Novo Mercado Listing Rules. Our Directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Listing Rules.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or Executive Officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B Code of Ethics.” We review our Code of Ethics every two years. The latest version of the Code of Ethics is the 5h Edition, approved on December 8, 2016.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer approved at the Special Shareholders’ Meeting held on May 4, 2016. (English translation).

2.1	Form of Amended and Restated Deposit Agreement, as amended, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

8.1	List of Embraer’s subsidiaries.

11.1	Code of Ethics and Conduct, dated December 8, 2016.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

15.1	Consent of KPMG Auditores Independentes

16.1	Letter from KPMG Auditores Independentes to the Securities and Exchange Commission regarding the change in certifying accountant.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

By:	/s/ PAULO CESAR DE SOUZA E SILVA
Name:	Paulo Cesar de Souza e Silva
Title:	President and Chief Executive Officer

By:	/s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

Date: March 21, 2017

Embraer S.A.

Consolidated Financial Statements

at December 31, 2016

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statements of financial position of Embraer S.A. and subsidiaries (“the Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited Embraer S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Embraer S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Embraer S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG Auditores Independentes

São José dos Campos, Brazil

March 21, 2017

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2016 and 2015

(In millions of U.S. dollars)

	Note	12.31.2016	12.31.2015
ASSETS
CURRENT
Cash and cash equivalents	5	1,241.5	2,165.5
Financial investments	6	1,775.5	622.6
Trade accounts receivable, net	7	665.4	781.9
Derivative financial instruments	8	21.0	5.2
Customer and commercial financing	9	8.5	10.8
Collateralized accounts receivable	10	142.8	91.4
Inventories	12	2,496.4	2,314.6
Income tax and social contribution		80.7	130.2
Other assets	13	349.9	289.4

		6,781.7	6,411.6

NON-CURRENT
Financial investments	6	168.2	749.6
Trade accounts receivable	7	—	1.5
Derivative financial instruments	8	11.1	9.2
Customer and commercial financing	9	28.9	45.4
Collateralized accounts receivable	10	180.5	316.6
Guarantee deposits	11	511.4	577.3
Deferred income tax and social contribution	24.1	3.4	4.5
Other assets	13	156.7	119.8

		1,060.2	1,823.9
Investments		3.9	1.2
Property, plant and equipment, net	16	2,154.2	2,027.4
Intangible assets, net	17	1,664.6	1,405.4

		4,882.9	5,257.9

TOTAL ASSETS		11,664.6	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2016 and 2015

(In millions of U.S. dollars)

LIABILITIES	Note	12.31.2016	12.31.2015
CURRENT
Trade accounts payable	19	952.1	1,034.9
Loans and financing	20	510.3	219.4
Non-recourse and recourse debt	10	22.9	10.1
Other payables	21	379.5	291.1
Advances from customers	22	716.4	743.8
Derivative financial instruments	8	8.4	12.3
Taxes and payroll charges payable	23	43.6	70.8
Income tax and social contribution		25.9	118.1
Financial guarantee and residual value	25	49.7	161.5
Dividends payable		24.8	2.7
Unearned income		311.5	320.0
Provisions	26.1	135.8	95.7

		3,180.9	3,080.4

NON-CURRENT
Loans and financing	20	3,249.6	3,311.1
Non-recourse and recourse debt	10	351.0	374.7
Other payables	21	16.9	39.6
Advances from customers	22	139.8	164.1
Taxes and payroll charges payable	23	67.9	80.6
Deferred income tax and social contribution	24.1	263.3	417.3
Financial guarantee and residual value	25	161.1	131.6
Unearned income		113.9	117.5
Provisions	26.1	179.0	108.9

		4,542.5	4,745.4

TOTAL LIABILITIES		7,723.4	7,825.8

SHAREHOLDERS’ EQUITY
Capital	29.1	1,438.0	1,438.0
Treasury shares	29.3	(49.1)	(38.4)
Revenue reserves		2,566.1	2,456.3
Share-based remuneration		36.8	35.4
Accumulated other comprehensive loss		(143.0)	(149.5)

		3,848.8	3,741.8

Non-controlling interest		92.4	101.9

TOTAL SHAREHOLDERS’ EQUITY		3,941.2	3,843.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,664.6	11,669.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income Years Ended

(In millions of U.S. dollars)

		YTD	YTD	YTD
	Note	12.31.2016	12.31.2015	12.31.2014
REVENUE		6,217.5	5,928.1	6,288.8
Cost of sales and services		(4,980.7)	(4,816.8)	(5,038.3)

GROSS PROFIT		1,236.8	1,111.3	1,250.5
Operating Income (expense)
Administrative		(164.3)	(182.0)	(207.5)
Selling		(368.6)	(361.6)	(419.9)
Research		(47.6)	(41.7)	(47.1)
Other operating income (expense), net	33	(450.0)	(194.2)	(32.6)
Equity in income (losses) of associates		(0.3)	(0.3)	(0.1)

OPERATING PROFIT BEFORE FINANCIAL INCOME		206.0	331.5	543.3
Financial income (expense), net	34	(51.4)	(22.9)	(24.5)
Foreign exchange gain (loss), net	35	4.5	27.6	(14.9)

PROFIT BEFORE TAXES ON INCOME		159.1	336.2	503.9
Income tax expense	24.2	8.7	(255.4)	(156.2)

NET INCOME FOR THE YEAR		167.8	80.8	347.7

Atributable to :
Owners of Embraer		166.1	69.2	334.7
Noncontrolling interest		1.7	11.6	13.0
Weighted average number of shares (in thousands)
Basic	31	735,571	730,205	733,677
Diluted	31	737,261	733,569	737,463
Earnings per share-basic in US$	31	0.2258	0.0947	0.4562
Earnings per share-diluted in US$	31	0.2253	0.0943	0.4538

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income Years Ended

(In millions of U.S. dollars)

	YTD	YTD	YTD
	12.31.2016	12.31.2015	12.31.2014
NET INCOME	167.8	80.8	347.7
ITEMS THAT WILL NOT BE RECLASSIFIED FOR THE RESULT
Actuarial gain (loss) on post employment benefit obligation	(7.6)	3.0	(0.8)
Translation adjustments	(8.1)	(86.8)	(51.5)
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED FOR THE RESULT
Financial instruments for hedge accounting	—	0.3	—
Financial instruments	11.0	—	(1.1)

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	(4.7)	(83.5)	(53.4)

TOTAL OF COMPREHENSIVE INCOME	163.1	(2.7)	294.3

Attributable to:
Owners of Embraer	172.6	(4.6)	292.9
Non-controlling interest	(9.5)	1.9	1.4

	163.1	(2.7)	294.3

(i)	items presented above are net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Shareholders’ Equity

Years Ended

(In millions of U.S. dollars)

				Revenue reserves					Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Investment subsidy	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non controlling interest	Actuarial gain (loss) on post employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustment	Total shareholders equity	Non-controlling interest	Total shareholders’ equity
AT DECEMBER 31, 2013	1,438.0	(103.8)	27.8	40.1	165.3	—	2,000.1	—	(4.2)	(44.1)	14.2	0.2	3,533.6	98.6	3,632.2

Net income for the year	—	—	—	—	—	—	—	334.7	—	—	—	—	334.7	13.0	347.7
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	(0.8)	—	—	(0.8)	—	(0.8)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(39.9)	—	(39.9)	(11.6)	(51.5)
Financial instruments available for sale	—	—	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)

Total comprehensive income	—	—	—	—	—	—	—	334.7	—	(0.8)	(39.9)	(1.1)	292.9	1.4	294.3
Share-based remuneration	—	—	5.3	—	—	—	—	—	—	—	—	—	5.3	—	5.3
Stock options grants exercised	—	43.7	—	—	—	—	—	(23.6)	—	—	—	—	20.1	—	20.1
Allocation of profits:
Investment in subsidy	—	—	—	0.6	—	—	—	(0.6)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	15.0	—	—	(15.0)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(81.0)	—	—	—	—	(81.0)	—	(81.0)
Dividends	—	—	—	—	—	—	—	(6.1)	—	—	—	—	(6.1)	—	(6.1)
Reserve for investments and working capital	—	—	—	—	—	—	208.4	(208.4)	—	—	—	—	—	—	—

AT DECEMBER 31, 2014	1,438.0	(60.1)	33.1	40.7	180.3	—	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

Net income for the year	—	—	—	—	—	—	—	69.2	—	—	—	—	69.2	11.6	80.8
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	3.0	—	—	3.0	—	3.0
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(77.1)	—	(77.1)	(9.7)	(86.8)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	0.3	0.3	—	0.3

Total comprehensive income	—	—	—	—	—	—	—	69.2	—	3.0	(77.1)	0.3	(4.6)	1.9	(2.7)
Share-based remuneration	—	—	2.3	—	—	—	—	—	—	—	—	—	2.3	—	2.3
Stock options grants exercised	—	21.7	—	—	—	—	—	(14.5)	—	—	—	—	7.2	—	7.2
Allocation of profits:
Investment in subsidy	—	—	—	0.9	—	—	—	(0.9)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	3.1	—	—	(3.1)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	6.6	—	(34.5)	—	—	—	—	(27.9)	—	(27.9)
Reserve for investments and working capital	—	—	—	—	—	—	16.2	(16.2)	—	—	—	—	—	—	—

AT DECEMBER 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

Net income for the year	—	—	—	—	—	—	—	166.1	—	—	—	—	166.1	1.7	167.8
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	(7.6)	—	—	(7.6)	—	(7.6)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	3.1	—	3.1	(11.2)	(8.1)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	11.0	11.0	—	11.0

Total comprehensive income	—	—	—	—	—	—	—	166.1	—	(7.6)	3.1	11.0	172.6	(9.5)	163.1
Share-based remuneration	—	—	1.4	—	—	—	—	—	—	—	—	—	1.4	—	1.4
Stock options grants exercised	—	6.4	—	—	—	—	—	(4.7)	—	—	—	—	1.7	—	1.7
Acquisition of own shares	—	(17.1)	—	—	—	—	—	—	—	—	—	—	(17.1)	—	(17.1)
Allocation of profits:
Dividends from 2015 approved in 2016	—	—	—	—	—	(6.6)	—	—	—	—	—	—	(6.6)	—	(6.6)
Investment in subsidy	—	—	—	1.0	—	—	—	(1.0)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	9.0	—	—	(9.0)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(22.0)	—	—	—	—	(22.0)	—	(22.0)
Dividends	—	—	—	—	—	—	—	(23.0)	—	—	—	—	(23.0)	—	(23.0)
Reserve for investments and working capital	—	—	—	—	—	—	106.4	(106.4)	—	—	—	—	—	—	—

AT DECEMBER 31, 2016	1,438.0	(49.1)	36.8	42.6	192.4	—	2,331.1	—	(4.2)	(49.5)	(99.7)	10.4	3,848.8	92.4	3,941.2

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Statements of Cash Flows Years Ended

(In millions of U.S. dollars)

	Note	12.31.2016	12.31.2015	12.31.2014
OPERATING ACTIVITIES
Net income for the year		167.8	80.8	347.7
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation	16	194.5	161.9	168.9
Amortization Government grants		(3.1)	—	—
Amortization	17	173.9	154.9	117.4
Amortization contribution from suppliers		(38.3)	(33.8)	(25.2)
Allowance (reversal) for inventory obsolescence		(23.9)	7.6	(5.3)
Impairment losses		82.8	21.5	22.0
Provision allowance for doubtful accounts		11.4	7.4	(1.9)
Gains (losses) on fixed assets disposal		19.6	49.6	15.6
Deferred income tax and social contribution	24.2	(146.5)	136.2	79.1
Accrued interest		(13.1)	32.4	16.4
Interest over marketable securities		(52.5)	(7.6)	—
Equity in the losses of associates		0.3	0.3	0.1
Share-based remuneration		1.4	2.3	5.3
Foreign exchange gain (loss), net	35	(12.7)	(31.3)	11.9
Residual value guarantee	25	27.5	0.3	19.1
Accounts payable for penalties		58.6	—	—
Provision for voluntary redundancy scheme		28.2	—	—
Other		(1.1)	(2.7)	(12.3)
CHANGES IN ASSETS:
Financial investments		(307.7)	(70.4)	150.9
Derivative financial instruments		(21.6)	0.4	14.3
Collateralized accounts receivable and accounts receivable		156.0	(100.5)	(149.1)
Customer and commercial financing		18.8	12.4	5.1
Inventories		(136.9)	137.2	(108.8)
Other assets		103.7	(208.9)	(107.2)
CHANGES IN LIABILITIES:
Trade accounts payable		(93.8)	72.1	(27.8)
Non-recourse and recourse debt		(10.9)	(15.2)	(0.3)
Other payables		(30.3)	(71.1)	10.3
Contribution from suppliers		123.9	140.0	151.8
Advances from customers		(97.9)	136.1	(167.6)
Taxes and payroll charges payable		(153.1)	63.0	(52.1)
Financial guarantees		(87.6)	54.8	(74.6)
Other provisions		51.1	24.1	24.4
Unearned income		(9.0)	108.7	54.2

NET CASH GENERATED IN OPERATING ACTIVITIES		(20.5)	862.5	482.3

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	16	(392.5)	(341.5)	(283.7)
Proceeds from sale of property, plant and equipment		2.9	51.6	—
Additions to intangible assets	17	(505.0)	(427.6)	(415.4)
Investments in associates		(2.6)	(1.3)	(0.5)
Held to maturity		(74.3)	(702.8)	28.1
Loans		(12.3)	—	—
Dividends received		0.1	—	—
Restricted cash reserved for construction of assets		4.1	4.2	—

NET CASH USED IN INVESTING ACTIVITIES		(979.6)	(1,417.4)	(671.5)

FINANCING ACTIVITIES
Proceeds from borrowings		576.2	1,696.9	798.6
Repayment of borrowings		(523.7)	(419.2)	(386.1)
Dividends and interest on own capital		(28.2)	(60.9)	(99.3)
Proceeds from stock options exercised		1.7	7.2	20.1
Acquisition of own shares		(17.1)	—	—

NET CASH GENERATED IN FINANCING ACTIVITIES		8.9	1,224.0	333.3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(991.2)	669.1	144.1
Effects of exchange rate changes on cash and cash equivalents		67.2	(216.6)	(114.8)
Cash and cash equivalents at the beginning of the year		2,165.5	1,713.0	1,683.7

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		1,241.5	2,165.5	1,713.0

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

These consolidated financial statements were approved by the Company’s Board of Directors on March 08, 2017.

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

2.1.1     Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention except when the item requires different criteria and adjusted to reflect assets and liabilities measured at fair value in the subsequent measurement, or marked to market when available for sale.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.2     Consolidation

The consolidated financial statements include the balances of the December 31, 2016 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, exclusive investment funds (FIE) and participation investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. Joint operations are consolidated in proportion the investment.

All accounts and balances arising from transactions between consolidated entities are eliminated.

a)	Subsidiaries

Subsidiaries are entities (including Special Purpose Entities—SPEs) over which the Company has control. The terms controlled entity and subsidiary are synonymous. The Company may have control through a 100% interest in an investee, or less than that, in which case there will also be non-controlling shareholders. Subsidiaries are all entities whose significant financial and operational policies may be directed by the Company. This analysis takes into consideration other factors, such as the existence of potential voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

b)	Consortia

A Consortium is a legal entity set up to meet a specific purpose and is subject to mandatory accounting controls under specific regulations. The Company’s interests in jointly controlled entities are accounted for by the proportionate consolidation method on a line-by-line basis with similar items in the Company’s financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

2.1.3 Company’s corporate	structure

Entity	Participation Embraer Group	Country	Core activities
ECC do Brasil Participações S.A.	99.9%	Brazil	In the process of liquidation

ELEB – Equipamentos Ltda.	99.9%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry

Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA

Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Services Inc.	100%	EUA	Closed 2016
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Aero Seating Technologies LLC	100%	EUA	Production and maintenance of aircraft seats
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Training Services	100%	EUA	Comprises corporate and institutional activities
Embraer CAE Training Services LLC	51.0%	EUA	Pilot, mechanic and crew training

Embraer Austrália PTY Ltd.	100%	Austrália	No operations

Embraer Aviation Europe SAS	100%	France	Concentrates corporate activities abroad, specifically Europe

Embraer Aviation International SAS	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East

Embraer Credit Limited—ECL, LCC	100%	EUA	Support to aircraft commercialization operations

Embraer Defesa & Segurança Participações S.A.	99.9%	Brazil	Coordinates investments in the Defense & Security segments

Atech Negócios em Tecnologias S.A.	99.9%	Brazil	Development and control, communications, computer and intelligence services
Bradar Indústria S.A.	99.9%	Brazil	Develops remote sensing and surveillance technology
Bradar Aerolevantamento Ltda	25.0%	Brazil	Aerial survey, mapping and remote sensing services
Harpia Sistemas S.A.	51.0%	Brazil	Closed 2016
Visiona Tecnologia Espacial S.A.	51.0%	Brazil	Supply of the Brazilian Government’s Geostationary Defense and Strategic Communications Satellite System (SGDC)
Visiona Internacional B.V.	100%	Holanda	Integration and supply of the Brazilian Government’s (SGDC) System.
SAVIS Tecnologia e Sistemas S.A.	99.9%	Brazil	Operates in Defense and Security with the Brazilian Government

Embraer GPX Ltda	99.9%	Brazil	Aircraft maintenance services

Embraer Netherlands Finance B.V.	100%	Holland	Financial operations raising and investing funds of the Embraer Group

Embraer Netherlands B.V.	100%	Holland	Concentrates corporate activities abroad

Embraer Asia Pacific PTE. Ltd.	100%	Singapore	After sale services and support in Asia
Airholding SGPS S.A.	99.9%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA—Indústria Aeronáutica de Portugal S.A.	65.0%	Portugal	Aviation maintenance and production
ECC Leasing Co. Ltd.	100%	Ireland	Leasing and commercialization of used aircraft
Embraer CAE Training Services (UK) Limited	51.0%	United Kingdom	Pilot, mechanic and crew training
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer—Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer—Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sales and maintenance for after sales support in China
EZ Air Interior Limited	50.0%	Ireland	Fabrication of interiors for commercial aircraft

Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group

Embraer Representations, LLP	99.0%	EUA	In the process of liquidation

Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad

Harbin Embraer Aircraft Industry Company Ltd.	51.0%	China	In the process of liquidation
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Merco S.A.	100%	Uruguay	No operations

Indústria Aeronáutica Neiva Ltda	99.9%	Brazil	No operations

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Specific purpose entities (SPEs)—the Company organizes some of its aircraft sale financing transactions through SPEs and although it has no direct or indirect interest, it controls their operations or takes a majority share of their risks and rewards. The consolidated SPEs, in which the Company has no control, are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control are not consolidated, based on technical analyses made by Management. Except for the aforementioned consolidated SPEs, the Company has no significant risks attributed to other structured operations involving SPEs.

Consortium Tepro – a consortium formed by Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A., companies controlled by Embraer Defesa e Segurança Participações S.A., to assist the Brazilian Army of the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras—Sisfron). Located in Campinas – SP, the consortium is 93.5% owned by Savis and 6.5% owned by Bradar.

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

We present below the significant accounting policies adopted in the preparation of these financial statements. Description of the significant accounting policies adopted by the Company contributes towards the correct interpretation of the financial statements, whether on account of the existence of more than one treatment option under the international accounting standards, i.e. due to the complexity of the operation. The accounting policies used by the Company are:

2.2.1	Functional and presentation currency

A Company’s functional currency is the currency of the primary economic environment in which it is inserted and must be the currency that best reflects the business and operations of the Company. Based on this analysis, management has concluded that the US Dollar (“US $” or “Dollar”) is its functional currency, based on analysis of the following indicators:

•	Currency that most influences the prices of goods and services; this is the currency in which the sales price of its goods and services are expressed and settled;

•	Currency of the country whose competitive forces and regulations most influence the Company’s business;

•	Currency that most influences the costs of providing goods or services, i.e., the currency in which the Company’s costs are normally expressed and settled; and

•	Currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash.

2.2.2	Transactions in foreign currencies

Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates. The amounts are updated at the exchange rates of the reporting dates. Foreign exchange gains and losses resulting from this conversion (in relation to monetary assets and liabilities indexed in currencies other than the functional currency) are recognized in the income statement as monetary and exchange variations, net.

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

Financial assets available for sale are non-derivative instruments measured at the fair value that the Company intends to sell. They are included in non-current assets, unless Management intends to dispose of the investment within 12 months after the statement of financial position date.

b.3)	Investments held to maturity

Investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including the transaction cost, and subsequently at amortized cost, using the effective interest method.

b.4)	Loans and receivables

This category includes conceived loans and receivables that are non derivative financial assets with determined or fixed payments, not traded on an active market.

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

On making a sale, the Company assesses the term for receipt. If the amount of the sale is not received immediately, it will be recognized in trade accounts receivable. Amounts receivable from installment sales are adjusted to present value if applicable, at an interest rate compatible with the market at the time of the sale, applied to the receivable in accordance with the term for receipt.

When the Company has objective evidence that it will be unable to recover the amount of a trade receivable, on account of financial difficulties, bankruptcy or reorganization procedures of the debtor, or due to the fact that the receivable has been overdue for longer than historically noted by the Company, a reduction in the receivable is recognized in doubtful accounts. The amount recognized as a reduction in accounts receivable is the difference between the carrying amount and the estimated recoverable amount.

Trade accounts receivable also include outstanding amounts of revenues from construction contracts, recognized under the percentage of completion method, by the cost incurred or physical progress of the contracts, recognized at the net amount of advances received from customers and estimated probably losses to doubtful debts.

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

Changes in the fair value of derivatives designated as fair value hedges are recorded in the statement of income, on financial income (expenses), net, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. The Company only uses fair value hedge accounting to hedge fixed interest risk on borrowings.

If the hedge no longer meets the hedge accounting criteria, the fair value of the instrument continues to be recognized in the statement of income in a diferent especifc accounting and the fair value of the hedged item is treated as if it were not hedged and amortized to profit or loss over the period to maturity.

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

In structured sales operations, the Company established a Specific Purpose Entity (SPE), which obtained funds from a financial institution, bought aircraft and paid the Company. In turn, this SPE structured financing for the end customer. In view of the right to receive from the end customer for the structured financing, the debt in relation to the funds obtained by the SPE from the financial institution is registered as a recourse and non-recourse debt and the corresponding anticipated financial flow as collateralized accounts receivable. The financing structure used gives the EPE the right to receive the aircraft at the end of the financing, in this way the residual value of the aircraft is also presented in the collateralized accounts receivable.

In certain other transactions, the customer financed the purchase of an aircraft through a financing agent and the Company provided guarantees for such financing. The Company therefore recognized the asset and liability flow for such transactions. The financial guarantee is eliminated in line with repayment of the financing.

2.2.11	Inventories

The Company’s inventories are largely comprised of raw material, work in progress, spare parts and finished products. Inventories of raw materials are recognized at cost. Inventories of work in process comprise raw materials, direct labor, other direct costs and general production costs attributable to the cost of the inventories. Once the products have been completed, they are recognized as finished products.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Inventories are written off at the weighted average cost, except for aircraft, which are recognized against profit and loss at their individual production cost. Inventories are assessed periodically to determine whether their sale value less cost to sell is higher than the acquisition cost and impairment is recognized if the acquisition cost is lower than their net sale value.

The Company has used aircraft for resale, usually received in trade-in transactions to facilitate new aircraft sales.

The Company periodically assesses the consumption and demand for its inventories and in accordance with established policy, records an expense for estimated losses due to obsolescence in the case of items without activity and for which there is no demand for subsequent periods. Calculation of the probable loss takes into account inventory movement in accordance with the production program and estimated demand and also covers expected losses from excess inventories or obsolete work in process. Probable losses on inventories of spare parts are recognized based on technical obsolescence or items without activity for over two years and for which there is no future demand.

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

Property, plant and equipment are recognized by the acquisition, formation or construction cost, less accumulated depreciation and impairment losses.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company estimates the residual value for certain aircraft and spare parts included in the Exchange Pool Program. The Company does not attribute residual values to other assets as assets are not usually sold and when that happens its not by significant amount.

The items comprising property, plant and equipment are summarized below:

a)	Land—mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements—mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities—comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment—machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures—furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles—mainly industrial vehicles and automobiles.

g)	Aircraft—mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals—information technology equipment used mainly in the production process, engineering and administration.

i)	Tooling—tools used in the Company’s production process.

j)	Property, plant and equipment in progress—construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Exchange pool program—the exchange Pool program is an operation in which the customer contracts the availability of spare parts for aircraft maintenance, on this program, when changing a damaged part is needed, the customer handles the damaged part to the Company and the Company sells a functioning part to the customer. The damaged part received, in its turn ie reconditioned and added to the Pool.

2.2.15	Intangible assets

a)	Development

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

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired in business combinations are recognized at fair value at the acquisition date. This group includes:

c.1)	Goodwill—recorded in the consolidated financial statements as an intangible asset and not subject to amortization, as it is realizable on disposal of the investment. It is tested at least annually for impairment. If it is noted that the goodwill will not be fully recoverable, the amount of the impairment is recorded in the statement of income.

c.2)	Trademarks—acquired in business combinations are recognized at fair value at the acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development—from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

c.4)	Firm orders—orders or production orders awaiting execution acquired in business combinations are measured and recorded at fair value at the acquisition date and amortized over the delivery period specified in the contracts.

2.2.16	Leases

The classification of whether an agreement is or contains a lease is based on the essence of the agreement and determination as to whether the agreement transfers the risks and rewards or merely assigns the right to use the asset.

a)	Aircraft leases

Aircraft available for leasing or leased under operating leases are recorded as property, plant and equipment and depreciated over their estimated useful lives. The rental income is recorded by the straight-line method over the lease period.

b)	Other leases

Other leases in which the Company holds substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a fixed asset and a financial liability (lease). Property, plant and equipment assets purchased as finance leases are depreciated at the rates disclosed in Note 16.

Other leases in which a significant part of the risks and rewards of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are appropriated to profit or loss by the straight-line method over the lease period.

2.2.17	Impairment

Noncurrent assets, specifically investments in subsidiaries, the Company’s property, plant and equipment and intangible assets, are initially measured at acquisition or construction cost. However, if there are indications that the value of such assets will not be recoverable in the future, they are tested for impairment.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The indicators are analysed every quarter, and at the end of the year, the Company calculates impairment for all CGUs whose intangible assets originated from product development and goodwill for future profitability originated on the acquisition of new business. if there is some indicator of impairment, all UGCs are tested.

Assets are grouped in cash-generating units (CGU) taking into consideration the company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families/platforms of the aircraft or other goods and services produced by a Group company, irrespective of its geographic location.

The Company applies the value in use concept, using cash flow projections before income tax and social contribution, discounted at the WACC rate, which reflects the investors’ expectations of return. The cash flow projections for the CGUs take into consideration the Company’s medium and long-term strategic plan, based on the characteristics and expectations of the business.

The exception on this concept are aircraft that the Company maintains on its property, plant and equipment for lease purposes, in this case the aircraft is tested individually by using the bigger value between its use value or its market value to determine its recoverable value.

Any impairment of a CGU is recognized in Other Operating Expense on a pro rata basis in accordance with the assets of the subsidiaries that operate in that CGU.

2.2.18	Loans and financing

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

2.2.19	Borrowing costs

When an asset construction or production demands a substancial period of time to be ready for use, the existent borrowing cost are capitalized as part of these assets costs. The costs are allocated based on the average rate of all active loans, weighted in accordance with additions in the period. Loan costs are interest and other costs incurred by the Company in obtaining funding.

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

2.2.23	Unearned income

Refers to amounts received from customers, without the possibility of return, for the spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered. Amounts are deferred on delivery of the aircraft and the unearned income is recognized when the service is rendered or the product is delivered to the customer.

This also refers to deferred revenues from defense contracts for which the contractual milestones have not yet been completed, government grants recevid (Note 2.2.27) and deffered financial guarantees (Note 2.2.20). Revenue is recognized when the step is completed and the costs are recorded.

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

This provision is reviewed at least annually.

2.2.26	Product warranties

Warranty expenditure on aircraft is estimated on delivery of these products. The estimates are based on historical facts that include warranty claims and repair and replacement costs, warranties given by the suppliers and contractual coverage period. The coverage period varies from 3 to 6 years.

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

a)	Revenue from aircraft, spare parts and services

Revenues from sales and services are recognized when the risks and rewards are transferred to the customer and when all the conditions for recognition are met. Revenues from sales of commercial, executive and other aircraft and spare parts are generally recognized at the time of delivery or shipment and revenue from services is recognized when the service is provided.

When the sale of aircraft does not meet the contractual obligations at the time of the delivery, related revenue is deferred and accounted for as unearned income until the obligations are met.

b)	Revenue with multiple elements

Aircraft sale arrangements may provide for supply of spare parts, training, technical assistance, spare parts and other concessions, which may or may not be delivered together with the aircraft. These revenues are recognized at fair value when the product or service is provided to the customer.

c)	Revenue from Exchange Pool Program

Revenue from the Exchange Pool Program is recognized monthly over the contract period and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft under the program.

d)	Revenue from construction contracts

In the Defense & Security segment, certain operations are classified as long-term contracts, revenue from which is recognized by the percentage-of-completion (POC) method, through incurred costs or physical progress. Some contracts contain provisions for price adjustment based on pre-established indices, and these are recognized on an accrual basis. The adjustments of revenue recognition relating to sales of the Defense & Security segment contracts is based on Management’s best estimates as they become evident.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

e)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period.

2.2.31	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material—Materials used in the production process, substantially acquired from foreign suppliers.

b)	Labor —comprises salaries and related charges, primarily in Brazilian reais.

c)	Depreciation—The Company’s fixed assets are depreciated using the straight-line basis over their useful lives.

d)	Amortization —Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

e)	Product warranties —The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)	Multiple elements arrangements —The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is delivered or provided to the customer.

2.2.32 Employee	profit sharing plan

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

Generally, balances and transactions that are not directly allocated on a specific operating segment, are appropriated pro-rata, based on the amount of revenue recognized by segment.

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

In the Defense & Security segment, a significant portion of revenue is derived from long-term development and construction contracts with the Brazilian and foreign governments, revenue from which is recognized by the POC method, using incurred costs or physical progress as a reference for revenue measurement. In the case of contracts measured at incurred cost, the Company determines a margin at the start of the contract, which is applied to cost for revenue recognition purposes. During the course of the contract, the Company assesses the costs incurred, adjusting the margin if necessary to reflect variations in cost in relation to the projection and adjusting revenue recognition based upon projected costs to completion. Should the total costs of work in progress be 10% lower than Management’s estimates, the revenue recognized in 2016 would increase by US$149.3 if they were 10% higher, it would drop by US$309.8.

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

Impairment of aircraft held in the Company’s fixed assets available for leasing to third parties is measured at the sale value, not value-in-use. That is to say, assessment of the recoverable value of such aircraft considers assessment of their fair value in an active market and recognition of impairment if their carrying value is lower than the fair value.

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

If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2016, the deferred income tax expense would have been higher or lower by approximately US$ 140.3.

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

Considering that these actuarial studies use premises such as discount rate, medical cost increase rate, morbidity rate (aging factor), mortality table, retirement probability and dismissal rate, largely based on statistical data, the definition of any reasonably possible change is very subjective. In this respect, an increase of 0.5% in the discount rate used in the actuarial calculation of the post-employment medical benefit granted by the Company would reduce its exposure at December 31, 2016 by US$ 2.7, while a reduction of 0.5% would increase the exposure by US$ 3.0. In the case of the medical cost growth rate, a 1% increase in the actuarial calculation would increase the Company’s exposure by US$ 6.3 and a 1% reduction would reduce its exposure by US$ 5.2.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

4.	Accounting pronouncements not yet adopted

Standards and amendments to existing standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2016, and the Company has not early adopted the amendments in these Financial Statements.

The accounting pronouncements presented below may be relevant to the Company on the future, for this reason adoption projects are in course for each of them, not being possible to estimate the adoption effects of the adoption until these projects are concluded:

•	IFRS 9—Financial Instruments: covers the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The classification is defined on initial recognition. The basis for classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments. With regard to the financial liability, the standard maintains most of the requirements established by IAS 39. The major change is that in cases in which the fair value option is adopted for financial liabilities, the portion of the fair value related to the entity’s own credit risk is registered as Other Comprehensive Income and not in profit or loss, except where it results in an accounting inconsistency. First time adoption of IFRS 9 could affect the classification and measurement of the Company’s financial assets, depending on the composition of the portfolio at the implementation date. The standard is applicable from January 1, 2018.

•	IFRS 15—Revenue from Contracts with Customers: it addresses a single new model for recognition of revenue from contracts with customers, based on five steps for determining when to recognize the revenue, and at what amount. The model specifies that revenue should be recognized when an entity transfers control of goods and services to the customer, at the amount that the entity expects to be entitled to receive. In order to conclude as to the potential impact on the Financial Statements, the Company has initiated a project to assess the new model introduced by the accounting pronouncement and its application to existing transactions. The project first identified the possibility of changes in the numbers of performance obligations, as well as a change in the distribution of the total revenue over its performance obligations. At the current stage of the project, it is not possible to conclude on the quantitative effects of the new standard. The Company intends to make the transition to this standard using the retrospective method, making use of the practical expedients available.The standard is applicable from January 1, 2018.

•	IFRS 16—Leases: introduces new concepts from the lessee’s perspective. The model proposed by this standard requires the lessee to recognize all leases in the balance sheet in a Fixed Assets “right-of-use” account, against a liability account, measured at present value on initial recognition. The model proposed by the standard makes no significant changes in respect of recognition in the accounts by the lessor. The Company is analyzing the new model introduced by the accounting pronouncement and its application to existing transactions. The standard is applicable from January 1, 2019.

Other accounting standards have been amended or are in the process of amendment and will come into effect in the coming years, however these have not been mentioned, as the company does not expect them to result in significant impacts.

5.	Cash and cash equivalents

	12.31.2016	12.31.2015
Cash and banks	389.0	379.5

	389.0	379.5

Cash equivalents
Private securities(i)	420.8	565.8
Fixed deposits(ii)	431.7	919.3
Structured Notes(iii)	—	300.9

	852.5	1,786.0

	1,241.5	2,165.5

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements—REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.
(iii)	Structured Note issued by an investment grade financial institution, maturing within 90 days from the issue date, subject to the credit risk of Brazilian government debt securities issued in Brazil.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

6.	Financial investments

	12.31.2016				12.31.2015
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities	712.6	—	—	712.6	393.2	—	—	393.2
Structured Notes(i)	—	103.4	—	103.4	—	702.9	—	702.9
Fixed Deposits	354.5	620.9	—	975.4	229.0	—	—	229.0
Investment funds	—	—	—	—	0.1	—	—	0.1
Public securities	—	—	—	—	—	0.1	—	0.1
Other(ii)	0.2	117.1	35.0	152.3	0.2	44.7	2.0	46.9

	1,067.3	841.4	35.0	1,943.7	622.5	747.7	2.0	1,372.2

Current portion	1,067.3	673.2	35.0	1,775.5	622.5	0.1	—	622.6
Non-current	—	168.2	—	168.2	—	747.6	2.0	749.6

(i)	Structured Note issued by an investment grade financial institution, according to the evaluation of management, subject to the credit risk of Brazilian government debt securities issued in Brazil. Includes an aggregate of US$ 71.4 in 14-year structured notes as described in Note 11, footnote (ii).
(ii)	Claims—The Available for sale category refers to the credit right received in the bankruptcy filling of Republic Airways (Note 25. Financial Guarantees).

The weighted average interest rates at December 31, 2016 for cash equivalents and financial investments in reais and in dollars were 14.21% p.a. and 1.87% p.a. (14.70% p.a. and 1.71% p.a. at December 31, 2015), respectively.

7.	Trade accounts receivable, net

	12.31.2016	12.31.2015
Foreign customers	429.3	441.2
Brazilian Air Force	263.5	350.4
Domestic customers	30.8	39.1

	723.6	830.7
Allowance for doubtful accounts	(58.2)	(47.3)

	665.4	783.4

Current portion	665.4	781.9
Non-current portion	—	1.5

At December 31, 2016, the accounts receivable of US$ 566.6 (December 31, 2015 – US$ 697.4) were current and not past due. The were accounts receivable overdue, but not impaired, for the period presented, related to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable are presented below:

	12.31.2016	12.31.2015
Up to 90 days	49.6	45.6
From 91 to 180 days	19.5	16.3
More than 180 days	29.7	24.1

	98.8	86.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Changes in estimated losses on settlement are shown below:

	12.31.2016	12.31.2015	12.31.2014
Beginning balance	(47.3)	(42.9)	(47.1)
Additions	(41.7)	(13.4)	(6.0)
Reversal	20.0	2.4	5.1
Deductions	10.3	3.6	2.8
Foreign exchange variation	0.5	3.0	2.3

Ending balance	(58.2)	(47.3)	(42.9)

The Company’s sales are denominated in various currencies and trade accounts receivable from customers are maintained as follows:

	12.31.2016	12.31.2015
U.S. dollars	527.7	617.8
Euros	68.0	98.7
Reais	69.6	65.8
Other	0.1	1.1

	665.4	783.4

The consolidated balances at December 31, 2015 for accounts receivable and revenue recognized in accordance with the POC method totaled US$ 430.8 (December 31, 2015 - US$ 504.3) and US$ 854.2 (December 31, 2015 - US$ 754.8), respectively, and the costs related to these contracts totaled US$ 675.1 (December 31, 2015 – US$ 713.3).

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2016, the Company had derivative financial instruments such swaps and, purchase options, currency put and call options and non-deliverable forwards (NDF).

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

As of December 31, 2016, the Company did not have any derivative contracts subject to margin calls.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Purpose	Risk	Counterparty	Settlement date	12.31.2016	12.31.2015
Recourse and non-recourse debt(i)	Interest rate	Natixis	2022	1.9	13.2
Export financing(ii)	Interest rate	ItauBBA	2016	—	(0.3)
		Votorantim	2017	—	(1.3)
		Citibank	2016	—	(0.2)
		Santander	2016	—	(0.2)
		Societe Generale	2016	—	(0.2)
		Bradesco	2016	—	(0.2)
Acquisition of property, plant and equipment(iii)	Interest rate	Compass Bank	2024	(0.3)	(0.4)
Brazilian Real expenses(iv)	Exchange rate	ItauBBA	2016	—	0.6
		Votorantim	2016	—	0.2
		Citibank	2017	3.5	—
		BofaMLynch	2017	1.0	—
		Santander	2017	0.5	—
Export financing(v)	Interest rate	ItaúBBA	2016	—	(0.2)
		Bradesco	2018	3.5	(0.1)
		Votorantim	2017	(0.1)	(0.7)
		Bofa Merril Lynch	2018	4.9	—
		Santander	2019	3.9	(0.7)
Project Development(v)	Interest rate	ItaúBBA	2023	0.1	(0.6)
		Votorantim	2022	0.1	(1.2)
		Bofa Merril Lynch	2022	0.3	(1.2)
		Santander	2023	1.7	(2.4)
		HSBC	2022	0.1	(0.8)
		Societe Generale Brasil	2022	—	(0.6)
		Safra	2022	0.1	(0.3)
		Morgan Stanley S/A	2023	2.6	(0.2)
		Bradesco	2022	0.6	—
Export financing(vi)	Exchange rate and interest rate	Santander	2017	(0.3)	—
Export financing(vii)	Exchange rate	Santander Totta	2017	(0.4)	—
	Exchange rate	Société Générale	2016	—	(0.4)
Options(viii)	Interest rate	Citibank	2022	—	0.3

				23.7	2.1

(i)	Derivative financial instruments (swaps), which converted the amount of R$ 47.8 million, equivalent to US$ 14.7 for recourse and non-recourse debt, from an average fixed interest rate of 8.41% p.a., into a floating rate equivalent to LIBOR 6 month + 1.09% p.a.;
(ii)	Derivative financial instruments (swaps) that converted an export modality debt of R$ 112.0 million, equivalent to US$ 34.4, from an average fixed interest rate of 8.00% p.a. to an average rate weighted floating rate equivalent to 68.35% p.a. of the CDI (Interbank Deposit Certificate);
(iii)	Derivative financial instruments (swaps), relating to a transaction of R$ 13.5 million, equivalent to US$ 4.1, which converted funding transactions subject to LIBOR 1 month + 2.63% p.a. floating interest rates to a fixed interest rate of 5.23% p.a.;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iv)	Zero-cost collar derivative financial instruments, designated as cash flow hedges, of R$ 282.0 million, equivalent to US$ 958.8, through a purchase of a put option with an exercise price of R$ 3.40 and sales of CALL with an average weighted exercise price of R$ 3.7625;
(v)	Derivative financial instruments (interest swaps), designated as cash flow hedge accounting, of R$ 2,374.5 million, equivalent to US$ 728.5, of the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 6.24% p.a. to a weighted average floating rate equivalent to 44.34% of the CDI (Interbank Deposit Certificate).
(vi)	Swap derivative financial instruments, in the amount of US$ 2,882 thousand, equivalent to R$ 9,908 related to the exchange of the US dollar to the Real and a fixed rate of 4.15% pa. to a floating rate equivalent to 113.94% of CDI.
(vii)	Derivative financial instruments (non-deliverable forwards), amounting to US$ 11.0, equivalent to R$ 35.9 million, relating to dollar to Euro currency exchanges.
(viii)	Derivative financial instruments in the form of purchase (CALL) options, the underlying asset for which is the floating LIBOR 6 month interest rate with exercise values from 2.80% p.a. At December 31, 2016, the fair value of the call option was zero.

At December 31, 2016 and December 31, 2015, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	12.31.2016	12.31.2015
Assets
Current portion	21.0	5.2
Non-current	11.1	9.2
Liabilities
Current portion	(8.4)	(12.3)

Total	23.7	2.1

9.	Customer and commercial financing

Customer and commercial financing refers to the partial financing of certain aircraft sales by the Company, mainly dollar-denominated, at average interest rates at December 31, 2016 of 5.38% p.a. (December 31, 2015 – 5.06% p.a.) , secured on the aircraft covered by the financing and at present value when applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2016	12.31.2015
Current portion	8.5	10.8
Non-current portion	28.9	45.4

	37.4	56.2

At December 31, 2016, the amount of US$ 0.9 was accrued for losses in accordance with Company policy and at December 31, 2015, was US$ 0.8.

At December 31, 2016, the long-term customer financing maturities were as follows:

Year
2018	4.7
2019	4.9
2020	3.7
2021	3.6
Thereafter 2021	12.0

28.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

10.	Collateralized accounts receivable and recourse and non-recourse debt

It refers to structured transactions in which the value to be received comprises financial inflows to be received over time and aircraft residual values in specified return conditions to be received at the end of the contract. Residual value of aircrafts is monitored with the objective of recognizing its fair value on the accounting. These structured transactions (Note 2.2.9) where financed by a third party, with the amount being recognized as recourse and non-recourse debt.

Certain structured transactions had its cash inflow sold to third parties, to whom financial guarantees was conceived. In these cases the cash inflow remains recognized on the collateralized accounts receivable and recognized recourse and non-recourse debt to the corresponding liabilities.

10.1.	Collateralized accounts receivable

	12.31.2016	12.31.2015
Estimated residual value of leased assets	222.6	247.5
Minimum lease payments receivable	125.6	123.9
Guaranteed operation (cash inflow)	52.7	63.9
Impairment(i)	(77.6)	(27.3)

Investment in sales-type lease	323.3	408.0

Current portion	142.8	91.4
Non-current portion	180.5	316.6

(i)	The amount recognized relates to the devaluation of assets linked to structured financing (Note 2.2.10).

At December 31, 2016, the maturities of the amounts classified as non-current assets are as follows:

Year
2018	43.5
2019	28.9
2020	42.9
2021	40.4
Thereafter 2021	24.8

180.5

10.2.	Recourse and non-recourse debt

	12.31.2016	12.31.2015
Recourse debt	352.8	359.3
Non recourse debt	21.1	25.5

	373.9	384.8

Current portion	22.9	10.1
Non-current portion	351.0	374.7

At December 31, 2016, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2018	10.9
2019	331.1
2020	4.2
2021	3.0
Thereafter 2021	1.8

351.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.	Guarantee Deposits

	12.31.2016	12.31.2015
Sales financing guarantees(i)	321.2	320.7
Sales structure guarantees(ii)	177.0	245.2
Others	13.2	11.4

	511.4	577.3

(i)	Financial investments denominated in US dollars, tied to sale financing structures until the completion of such structures. These investments earn interest at the annual LIBOR rate

(ii)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt (unrelated party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account in proportion to their guarantee. The amount is returned in the form of cash to the Company at maturity of the financing contracts if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

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

In December 2016, a portion of the structured notes in an aggregate amount of US$ 71.4 were released as collateral, and is now recorded as a Financial Investment. See Note 6 for further information.

At 31 December 2016 the guarantor to whom the guarantees are linked was in compliance.

12.	Inventories

	12.31.2016	12.31.2015
Work-in-process	713.9	712.1
Raw materials	952.9	914.7
Spare parts	391.1	379.1
Finished goods(i)	156.0	159.7
Used aircraft available for sales(ii)	207.7	74.6
Inventory in transit	67.9	64.9
Held by third parties	77.5	72.8
Advances to suppliers	40.5	80.8
Consumption materials	46.9	42.5
Provision for adjustment to market value(iii)	(19.9)	(25.4)
Provision for obsolescence(iv)	(138.1)	(161.2)

	2,496.4	2,314.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	The following aircraft were held in the finished products inventory:

•	At December 31, 2016: one EMBRAER 195, two Legacy 450, two Legacy 500, four Phenon 100, three Phenom 300, one Lineage, one Super Tucano and two Ipanema; and

•	At December 31, 2015: four Legacy 500, two Legacy 650, two Phenom 100, four Phenom 300, one Lineage and one Ipanema.

Of the total aircraft inventories at December 31, 2016, um EMBRAER 195 had been delivered by March 06, 2017.

(ii)	The following used aircraft were held in inventory as available for sale:

•	At December 31, 2016: nine EMBRAER 140, one EMBRAER 145, two Legacy 500, one Legacy 450, four Phenom 300, two Lineage, one Ipanema, one Gulfstream G350, one Boeing BBJ 737, two Cessna 560XL ; and

•	At December 31, 2015: one Legacy 600, two Legacy 650, three Phenom 100 and two Phenom 300.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft, as follows:

	12.31.2016	12.31.2015	12.31.2014
Beginning balance	(25.4)	(8.0)	(19.2)
Additions	(14.0)	(18.8)	(8.2)
Disposals	19.5	1.4	19.4

Ending balance	(19.9)	(25.4)	(8.0)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, as well as to cover expected losses from excess inventories or obsolete work in process, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes in the provision for obsolescence were as follows:

	12.31.2016	12.31.2015	12.31.2014
Beginning balance	(161.2)	(156.4)	(160.8)
Additions	(59.8)	(52.9)	(79.5)
Disposals	83.7	43.8	83.5
Reversals	—	1.5	1.3
Foreign exchange loss	(0.8)	2.8	(0.9)

Ending balance	(138.1)	(161.2)	(156.4)

13.	Other Assets

	12.31.2016	12.31.2015
Taxes recoverable(i)	156.8	122.1
Advances for services to be rendered(ii)	133.2	116.6
Court-mandated escrow deposits(iii)	61.3	49.0
Credit with suppliers(iv)	43.0	41.1
Prepaid expenses	19.9	30.0
Loan with a joint operation(v)	18.0	8.2
Loans(vi)	12.3	—
Advances to employees	11.4	11.3
Compulsory loan	1.1	1.0
Collateral pledge	0.7	0.7
Other	48.9	29.2

	506.6	409.2

Current portion	349.9	289.4
Non-current portion	156.7	119.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(i)	Taxes recoverable

	12.31.2016	12.31.2015
Income tax and contribution for social security on net income	8.6	6.8
ICMS (State Value-added Tax) and IPI (Excise Tax)	84.4	60.1
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	52.7	36.3
Others	11.1	18.9

	156.8	122.1

Current portion	74.3	67.5
Non-current portion	82.5	54.6

(ii)	Refers mainly to advances to the supplier hired by the subsidiary Visiona to launch the geostationary satellite.

(iii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal taxes and contributions where a liability has been established, as described in Note 23.

(iv)	Refers to rework carried out on products supplied by third parties, to be reimbursed in accordance with contractual agreements and credits negotiated with certain suppliers that will be consumed over time.

(v)	Refers to the joint operation of the Embraer Group (2.1.4), in which only assets and liabilities under the Company’s responsibility are consolidated. Thus, the amount presented refers to the balance of the intercompany loan receivable from the other partner of EZ Air Interior Limited.

(vi)	Loan granted to a third party which will be paid over time in accordance with the contractual terms with an interest rate of 5.93% p.a.

14.	Interest in entities

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

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers enumerated in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entities.

An agreement with Bradar Aerolevantamento Ltda. assigns to Embraer S.A. an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time and can be transferred to any person, which determines the control of Bradar Aerolevantamento by the Embraer group, despite holding only 25% of its capital.

The financial position of the group entities that have non-controlling interests is summarized below:

	12.31.2016	12.31.2015
Cash and cash equivalents	69.2	87.2
Current assets	208.7	286.7
Non current assets	115.6	134.3
Current liabilities	90.7	141.6
Non current liabilities	8.5	25.7
Noncontrolling interest	92.4	101.9
Revenue	308.2	292.8
Net income for the year	7.7	23.8

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members the joint management of the relevant activities of the entities.

The net assets and liabilities of the joint operations are recognized in consolidation in accordance with the rights and obligations assigned to Embraer.

	12.31.2016	12.31.2015
Cash and cash equivalents	1.4	1.8
Current assets	27.7	26.2
Non current assets	5.4	5.1
Current liabilities	24.6	18.5
Non current liabilities	25.4	20.4
Revenue	50.8	31.2
Net loss for the year	(9.7)	(3.8)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(iv)	Interests in other companies

In May 2016, the Company sold its subsidiary Embraer Defesa & Segurança’s 25% interest in AEL Sistemas S.A. to the controlling shareholders. This transaction resulted from exercise of Embraer Defesa & Segurança’s put option against the controlling shareholders. The option, measured at fair value, was written off against cash and the whole amount held in comprehensive income was realized in operating income. The effect of this disposal on profit and loss was US$ 1.1.

15.	Related Parties

15.1.	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on account;

•	of sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

15.1.1	December 31, 2016

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	64.3	0.3	332.2	413.3	(2.8)	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	161.4	—	311.5	(18.6)	—
Caixa Econômica Federal	153.4	—	—	—	28.5	—
Brazilian Air Force	263.5	84.8	—	—	—	25.6
Marinha do Brasil	34.4	—	—	—	—	(2.7)
Embraer Prev—Sociedade de Previdência Complementar	—	0.2	—	—	—	(23.2)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	5.5	—	—
Brazilian Army	—	16.9	—	—	—	5.0
Financiadora de Estudo e Projetos—FINEP	—	16.8	—	64.7	(2.9)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	148.4	—	—	—	(2.1)

	515.6	428.8	332.2	795.0	4.2	2.6

15.1.2	December 31, 2015

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	141.3	2.5	328.7	396.3	4.4	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	—	154.1	—	386.1	(20.3)	—
Brazilian Air Force	350.4	143.6	—	—	27.3	—
Caixa Econômica Federal	248.1	25.7	—	—	—	(84.9)
Embraer Prev—Sociedade de Previdência Complementar	—	—	—	—	—	(22.6)
Empresa Portuguesa de Defesa—EMPORDEF	—	—	—	5.8	—	—
Brazilian Army	4.2	—	—	—	—	(4.6)
Financiadora de Estudo e Projetos—FINEP	—	7.2	—	54.3	(2.6)	—
Telecomunicações Brasileiras S.A.—Telebrás	61.4	150.6	—	—	—	21.5

	805.4	483.7	328.7	842.5	8.8	(90.6)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

15.1.3	December 31, 2014

	Financial Results	Operating Results
Banco do Brasil S.A.	60.8	—
Banco Nacional de Desenvolvimento Econômico e Social—BNDES	(14.9)	—
Brazilian Air Force	—	89.1
Caixa Econômica Federal	24.7	—
Embraer Prev—Sociedade de Previdência Complementar	—	(29.2)
Brazilian Army	—	12.3
Financiadora de Estudo e Projetos—FINEP	(2.0)	—
Telecomunicações Brasileiras S.A.—Telebrás	—	31.9

	68.6	104.1

15.2.	Brazilian Federal Government

Through its direct and indirect interests and on account of holding a “golden share”, the Brazilian Federal Government is a significant shareholder. At December 31, 2016, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social—BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force);

•	a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

15.3.	Remuneration of key management personnel:

	12.31.2016	12.31.2015
Short-term benefits(i)	8.1	10.2
Share based payment(ii)	(3.0)	6.9
Labor contract termination	0.8	0.7

	5.9	17.8

(i)	Includes salaries and social security contributions.

(ii)	As a result of the devaluation of the Company’s shares (EMBR3) in the period, the mark to market of virtual shares granted devaluated as well, in addition, not all performance targets were met (Note 30.2).

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

The annual weighted average rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year:

Class of assets	Weighted average rate (%)
	12.31.2016	12.31.2015
Buildings and improvements	4.6%	3.8%
Installations	7.6%	7.9%
Machinery and equipment	13.5%	12.8%
Furniture and fixtures	12.7%	12.8%
Vehicles	23.4%	26.2%
Aircraft	15.2%	10.5%
Computers and peripherals	30.3%	26.6%
Tooling	14.9%	12.4%
Other assets	0.2%	0.1%
Exchange pool program assets	5.0%	4.9%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5
Additions	—	0.6	—	54.8	4.0	0.7	137.4	17.3	54.6	8.6	65.5	91.7	435.2
Disposals	—	(9.3)	(0.2)	(7.6)	(2.3)	(0.9)	(17.8)	(3.0)	(0.9)	—	(15.1)	(7.1)	(64.2)
Impairment	—	—	—	—	—	—	(27.0)	—	—	—	—	—	(27.0)
Impairment (ii)	—	—	—	—	—	—	(64.9)	—	—	—	—	—	(64.9)
Reclassifications*	—	49.9	4.4	10.2	1.9	0.2	(34.7)	1.7	0.9	(2.0)	1.2	(59.8)	(26.1)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	16.1	16.1
Translation adjustments	—	(0.6)	0.1	(0.9)	—	(0.2)	0.2	0.1	(0.3)	—	(4.5)	(0.3)	(6.4)

At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2

Accumulated depreciation At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)
Depreciation	—	(20.0)	(4.2)	(62.7)	(4.1)	(1.1)	(25.4)	(10.4)	(44.7)	—	(21.9)	—	(194.5)
Depreciation—subsidized assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Disposals	—	9.2	—	4.9	1.9	0.8	15.5	2.9	0.5	—	6.0	—	41.7
Reclassifications*	—	—	—	1.8	—	—	8.6	(0.1)	(1.6)	—	—	—	8.7
Translation adjustments	—	0.3	—	0.4	0.1	0.1	3.8	0.1	0.3	—	3.1	—	8.2

At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)

Net At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8
Additions	—	1.6	—	65.1	2.5	0.8	23.6	13.0	81.7	9.9	71.6	71.7	341.5
Disposals	—	(0.1)	(0.1)	(5.5)	(0.5)	(0.4)	(158.6)	(2.2)	(1.9)	—	(13.7)	(2.2)	(185.2)
Impairment	—	—	—	—	—	—	(11.6)	—	—	—	—	—	(11.6)
Reclassifications*	—	40.6	7.1	66.5	3.5	1.0	(50.7)	(9.0)	33.9	(21.3)	(6.1)	(122.3)	(56.8)
Translation adjustments	—	(3.2)	(0.5)	(14.1)	(0.7)	(0.4)	(0.5)	(1.6)	(0.2)	(0.2)	(15.5)	(1.3)	(38.2)

At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5

Accumulated depreciation At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)
Depreciation	—	(15.9)	(4.0)	(49.9)	(4.0)	(1.1)	(31.9)	(11.5)	(26.2)	—	(17.4)	—	(161.9)
Disposals	—	—	—	0.8	0.3	—	75.1	1.4	0.4	—	5.9	—	83.9
Reclassifications*	—	(0.5)	0.5	—	—	—	17.7	—	—	—	—	—	17.7
Translation adjustments	—	0.9	0.2	11.6	0.4	0.4	0.3	0.9	0.2	—	(2.7)	—	12.2

At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)

Net At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost At December 31, 2013	11.1	520.6	134.1	646.6	59.8	15.9	574.7	147.6	387.2	35.8	576.9	152.4	3,262.7
Additions	—	1.7	—	59.9	4.5	0.6	19.5	12.1	45.6	15.8	36.7	87.3	283.7
Disposals	—	(0.1)	—	(4.5)	(0.4)	(0.3)	—	(0.5)	(8.2)	—	(11.4)	(1.2)	(26.6)
Impairment	—	—	—	—	—	—	(10.8)	—	—	—	—	—	(10.8)
Reclassifications*	—	61.4	11.6	55.9	2.4	0.3	(65.3)	5.0	(4.0)	(20.0)	10.8	(105.1)	(47.0)
Translation adjustments	(0.1)	(6.0)	(0.4)	(16.6)	(0.6)	(0.5)	3.2	(1.2)	(0.6)	2.8	(26.7)	(3.5)	(50.2)

At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8

Accumulated depreciation At December 31, 2013	—	(151.3)	(90.1)	(330.7)	(31.9)	(11.6)	(191.5)	(110.8)	(188.3)	(1.1)	(162.1)	—	(1,269.4)
Depreciation	—	(14.8)	(3.9)	(37.0)	(3.7)	(0.8)	(47.0)	(9.5)	(20.2)	—	(32.0)	—	(168.9)
Disposals	—	—	—	4.6	0.5	0.1	—	0.3	0.6	—	4.8	—	10.9
Reclassifications*	—	—	—	—	—	—	20.8	—	—	(8.3)	—	—	12.5
Translation adjustments	—	0.8	0.1	11.1	0.5	0.5	0.1	0.5	0.1	—	15.2	—	28.9

At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)

Net At December 31, 2013	11.1	369.3	44.0	315.9	27.9	4.3	383.2	36.8	198.9	34.7	414.8	152.4	1,993.3
At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8

*	Non-cash transactions. On “aircraft” and “exchange pool program assets” the amount refers to aircraft and items transferred to the inventory.

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to the fair value, when applicable. The following aircraft are held:

•	December 31, 2016: 23 ERJ 135, 28 ERJ 145, six EMBRAER 170, three EMBRAER 190, one EMBRAER 120, one 690B, and;

•	December 31, 2015: 28 ERJ 135, nine ERJ 145, six EMBRAER 170, one EMBRAER 175, one EMBRAER 190, one EMBRAER 120, one 690B.

(ii)	Because of the Chapter 11 filling by Republic Airways Holding (Note 25), the Company has received part of the aircraft referring to the negotiation of the financial guarantees from which losses were recognized in 2015 as defined in agreement. At the moment these aircraft were acquired these losses were reclassified to the property, plant and equipment asset.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2016, property, plant and equipment of US$ 136.2 were pledged as collateral for loans, financing and labor contingencies. (December 31, 2015, US$ 113.7).

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

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	24.0	2,900.5
Additions	351.1	65.4	5.2	15.7	10.7	48.1	—	8.8	505.0
Contributions from suppliers	(123.9)	—	—	—	—	—	—	—	(123.9)
Reclassifications	—	—	—	—	(7.3)	—	—	—	(7.3)
Interest on capitalized assets	11.8	6.0	—	—	—	—	—	—	17.8
Translation adjustments	—	—	—	—	—	—	4.6	—	4.6

At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.3)	(1,495.1)
Amortization	(92.0)	(61.5)	—	—	(1.1)	(18.9)	—	(0.4)	(173.9)
Amortization of contribution from suppliers	23.2	15.1	—	—	—	—	—	—	38.3
Interest on capitalized assets	—	(1.4)	—	—	—	—	—		(1.4)

At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)

Intangible, net
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	302.5	86.1	—	11.6	—	27.4	—	—	427.6
Contributions from suppliers	(140.0)	—	—	—	—	—	—	—	(140.0)
Translation adjustments	—	—	—	—	(2.0)	—	(21.9)	1.1	(22.8)

At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)
Amortization	(71.0)	(65.5)	—	—	—	(17.9)	—	(0.5)	(154.9)
Amortization of contribution from suppliers	19.0	14.8	—	—	—	—	—	—	33.8
Translation adjustments	—	—	—	—	0.8	—	—	—	0.8

At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.0)	(1,494.8)

Intangible, net
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4

	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2013	1,043.8	1,027.9	25.6	11.8	15.0	206.2	38.3	22.8	2,391.4
Additions	203.2	169.8	—	12.7	—	29.7	—	—	415.4
Contributions from suppliers	(133.4)	(52.0)	—	—	—	—	—	—	(185.4)
Reclassifications	—	17.1	—	—	—	—	—	—	17.1
Translation adjustments	—	—	—	—	(2.9)	—	—	(0.2)	(3.1)

At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4

Acumulated amortization
At December 31, 2013	(825.5)	(296.4)	(24.8)	—	(5.4)	(128.1)	—	(2.1)	(1,282.3)
Amortization	(65.7)	(35.6)	(0.8)	—	—	(14.9)	—	(0.4)	(117.4)
Amortization of contribution from suppliers	19.6	5.6	—	—	—	—	—	—	25.2

At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)

Intangible, net
At December 31, 2013	218.3	731.5	0.8	11.8	9.6	78.1	38.3	20.7	1,109.1
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

18.	Impairment test

At December 31, 2016, the Company’s market value based on the value of the outstanding American Depositary Receipts (ADRs) was slightly lower than the total value of the parent company’s net assets (in its functional currency USD). Although this scenario represents a situation influenced by market expectations at that time, it is an indicator and in this way the Company evaluated all its cash-generating units (CGU) by performing the calculation of impairment, without any loss being identified, Except for some aircraft in property, plant and equipment . The estimated impairment for aircraft was recognized in the respective operating segments “Commercial Aviation Market” or “Executive Aviation Market” according to their characteristics.

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

19.	Trade accounts payable

	12.31.2016	12.31.2015
Foreign suppliers	523.0	661.5
Risk partners(i)	306.1	321.6
Domestic suppliers	123.0	51.8

	952.1	1,034.9

(i)	The Company’s risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior components and fuselage parts. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery. Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

20.	Loans and Financing

	Currency	Contractual interest rate—%	Effective interest rate—%	Maturity	12.31.2016	12.31.2015
Other currencies:		1.25% to 6.38%	1.25% to 7.42%	2025	2,615.6	2,413.7
Working capital	US$	Libor 6M + 1.35%	Libor 6M + 1.35%	2019	18.0	18.0
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	212.7	206.4
	Euro	1.00% a 3.37%	1.00% a 3.37%	2020	16.4	22.2
Advances on foreign exchange contracts	US$	3.85% to 4.65%	3.85% to 4.65%	2017	3.80	—
Property, plant and equipment	US$	2.13%	2.13%	2030	60.4	62.5
		Libor 1M + 2.44%	Libor 1M + 2.44%	2035
Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2017	0.1	0.1

					2,927.0	2,722.9

In local currency:
Export Financing	R$	5.50% to 8.00%	5.5% to 8.00%	2017	30.9	76.3
Project development	R$	3.50 % to 5.50%	3.50 % to 5.50%	2023	505.0	459.4
		TLPJ + 1.92% a 5.00%	TLPJ + 1.92% a 5.00%	2022
Credit Note for Exportation	R$	5.5% to 11.00%	5.5% to 11.00%	2019	297.0	271.2
Working capital	R$	118.5% of CDI	118.5% of CDI	2016	—	0.7

					832.9	807.6

Total					3,759.9	3,530.5

Current portion					510.3	219.4
Non-current portion					3,249.6	3,311.1

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

In February 2013, Embraer S.A. contracted loans of R$ 712.0 million, equivalent to US$ 218.5, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export, at a fixed rate of 5.50% p.a. At December 31, 2016 the amount still outstanding was R$ 237 million, equivalent to US$ 72.7 million.

In August 2013, Embraer S.A. contracted financing totaling approximately R$ 303.9 million, equivalent to US$ 93.2, at a rate fixed 3.50% per annum, from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program. At December 31, 2016 the Company had received the amount of R$ 246.3 million equivalent to US$ 75.6 million.

In December 2013, Embraer S.A. signed a contract with the BNDES for use in developments projects in the amount of approximately R$ 1.4 billion, equivalent to US$ 433.1, received in full by December 31, 2015.

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

In December 2015, Embraer SA contracted loans of R$ 685 million, equivalent to US$ 210.2, at a weighted average rate of 10.96% a year, in the form of Export Credit Notes in order to invest in export and production of goods for export.

In August 2016, Embraer Portugal SA, a subsidiary of Embraer S.A., contracted amount of US$ 200 million, equivalent to R$ 658.8 million for working capital and acquisition of fixed assets.

At December 31, 2016, the maturities of the long-term financing agreements are as follows:

Year
2018	304.9
2019	156.9
2020	267.1
2021	334.8
After 2021	2,185.9

3,249.6

20.1.	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2016	12.31.2015
Loans
US dollar	2,910.6	2,700.7
Brazilian Real	832.9	807.6
Euro	16.4	22.2

	3,759.9	3,530.5

20.2.	Interest and guarantees

At December 31, 2016, loans denominated in US dollars (77.4% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.12% p.a. (5.26% p.a. at December 31, 2015).

At December 31, 2016, loans denominated in Reais (22.2% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2016 was 5.00% p.a. (6.43% p.a. at December 31, 2015).

At December 31, 2016, loans demoninated in euros (0.4% of the total) were predominantly subject to fixed charges and weighted average rate of 1.48% pa (1.79% pa at December 31, 2015).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 490.9 as at December 31, 2016 (US$ 471.3 at December 31, 2015) were provided as collateral for loans.

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

As at December 31, 2016, the Company was in compliance with all the restrictive clauses.

21.	Other payables

	12.31.2016	12.31.2015
Provisions related to payroll(i)	113.7	97.2
Other accounts payable(ii)	90.7	94.5
Accounts payable for penalties(iii)	58.2	—
Contractual obligations(iv)	53.5	71.3
Provision employee profit sharing	43.6	17.8
Commissions	23.9	21.9
Insurance	4.8	8.1
Long-term incentive(v)	4.2	9.8
Brazilian air force	2.6	2.6
Security deposit	0.9	0.9
Accrued materials(vi)	0.3	4.2
Non controlling interest option	—	2.2
Financial credit	—	0.2

	396.4	330.7

Current portion	379.5	291.1
Non-current portion	16.9	39.6

(i)	Refers to employee vacation related obligations recorded in our financial statements;
(ii)	Represents a provision for expenses already incurred as of the date of the balance sheet and for which payments are made during the following month;
(iii)	On October 24, 2016 the Company finalized definitive agreements, or the Final Agreements, with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or the SEC, for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA. The Company also finalized a term of undertaking (termo de compromisso e de ajustamento de conduta), or TCAC, with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal), or MPF, and the Brazilian Securities and Exchange Commission, or the CVM, for the resolution of violations of certain Brazilian laws.

Under the Final Agreements with the DOJ and the SEC:

•	The Company agreed to pay US$98.2 million to the SEC (of which US$20.0 million or R$ 64.0 million due to the MPF and the CVM under the TCAC, as described below), as disgorgement of profits.

•	Pay US$107.3 million to the DOJ, as penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA and one count of violating the internal controls provisions of the FCPA.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•	The DOJ agreed to defer prosecution for three years for the acts acknowledged by us in a deferred prosecution agreement, or DPA, after which period the charges will be dismissed if the Company does not violate the terms of the DPA.

•	The Company agreed to an external and independent monitorship for a period of three years.

Simultaneously with the Final Agreements, the Company finalized a TCAC with the MPF and the CVM to settle any potential claims that could be brought in court (ação civil pública) or through administrative proceedings (processo administrativo sancionador) in Brazil. The TCAC has also been approved by the relevant authorities and is fully effective.

Under the TCAC, the Company acknowledged violations of certain Brazilian laws between 2007 and 2011 and agreed to:

•	Pay a total equivalent to US$20.0 million to a Brazilian federal fund (Fundo de Defesa dos Direitos Difusos), as disgorgement of illegal profits, damages, and as a deterrent against similar practices. The amount payable under the TCAC was deducted from the amount payable under the Final Agreements.

•	Cooperate with the MPF and the CVM in lawsuits and administrative proceedings against individuals arising out of the acts acknowledged in the TCAC.

Under the TCAC, the MPF and the CVM acknowledged that (i) the Company voluntarily conducted a broad internal investigation, which assisted in uncovering facts that were the subject of criminal and administrative investigations, and (ii) the Company approached the Brazilian authorities pro-actively and in good faith, and they agreed that:

•	The MPF will not file suit (ação civil pública and ação de improbidade administrativa) against the Company arising out of the acts the Company has acknowledged and will terminate proceedings now underway.

•	The CVM will end an ongoing administrative proceeding arising out of the acts the Company has acknowledged.

•	The MPF and the CVM will inform other Brazilian federal agencies of the terms of the TCAC and cooperate with the Company in seeking that these agencies take the TCAC into consideration should other proceedings regarding the acknowledged acts be brought.

At December 31, 2016, the amounts paid under the Final Agreements and the TCAC were (i) US$107.3 million or R$341.3 million to the DOJ; (ii) US $20.0 million or R$68.1 million to the SEC; and (iii) US$20.0 million or R$64.0 million to the MPF and the CVM. On the same date, outstanding amounts owed to the SEC represent US$58.2 million or R$189.9 million.

On February 22, 2017, in compliance with the Final Agreements, the Company hired the lawyer Alexandre Herman Rene as its external independent monitor, with the approval of the DOJ and the SEC, to assess the Company’s compliance with the Final Agreements, especially regarding the effectiveness of controls and procedures to reduce the risk of any FCPA violations.

The Final Agreements and the TCAC represent the conclusion of the internal investigation of allegations of noncompliance with the FCPA and certain Brazilian laws in four aircraft sales outside Brazil between 2007 and 2011.

Related proceedings and developments are ongoing and could result in additional fines, and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company will continue to cooperate with governmental authorities, as circumstances may require. In this regard, the Company entered into a Release Agreement with authorities of Mozambique in exchange for its cooperation with ongoing investigations in the country and under which Embraer assumes no financial obligations.

Since the beginning of the internal investigation in 2011, the Company embarked on a comprehensive effort to improve and expand its compliance program worldwide. This multi-year task involved reexamining its compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department; the appointment of a Chief Compliance Officer who is currently also the Company’s general counsel, which, for these compliance matters, reports directly to the Risk and Audit Committee of the Board of Directors; the development of a program to monitor engagement of and payments to third parties; improvements to compliance policies, procedure and controls; the enhancement of anonymous and other reporting channels; and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

(iv)	Substantially shows amounts recorded regarding maintenance costs of aircraft leased through operating leases and contractually agreed upon commitments for the sale of new aircraft or the expiration of residual financial guarantees.
(v)	Refers to the Long-Term Incentive (ILP) granted to Company employees in the form of phantom shares, as described in Note 30 – [Share-based Remuneration].
(vi)	Refers to accessories and components to be installed on aircraft delivered, according to contractual terms.

22.	Advances from customers

	12.31.2016	12.31.2015
Denominated in U.S. dollars	710.8	704.2
Denominated in Reais	145.4	203.7

	856.2	907.9

Current portion	716.4	743.8
Non-current portion	139.8	164.1

The balance of advances from customers related to construction contracts using the POC method is US$ 357.4 at December 31, 2016 (US$ 361.2 at December 31, 2015).

23.	Taxes and payroll charges payable

	12.31.2016	12.31.2015
INSS (social security contribution)(i)	73.1	92.9
IRRF (income tax withholding income tax)	18.7	14.9
PIS and COFINS(ii)	3.9	7.3
FGTS (government employee severance indemnity fund)	3.8	5.2
IPI (manufacturing tax)	3.1	1.3
Taxes refinancing program	1.2	21.9
Others	7.7	7.9

	111.5	151.4

Current portion	43.6	70.8
Non-current portion	67.9	80.6

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

(i)	Corresponds substantially to:

•	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995. The amount involved is US$ 53.4 at December 31, 2016 (US$ 42.6 at December 31, 2015).

•	The Company has also filled an application of advance relief, claiming waiver of the standards that govern the Accident Prevention Factor (FAP). In November, 2016 a final decision from the court was made in the Company’s favor, at this moment the provision was written off the value US$ 40.4. The Company now is working to recover the judicial deposit in the amount of US$ 11.3.

•	Additionally, in February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision in relation to US$ 2.5. Currently the remaining amount involved in the dispute in respect of the notice established in the collective agreement is US$ 10.2 at December 31, 2016 (US$ 7.1 at December 31, 2015).

(ii)	Refers to:

•	This refers to contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law nº 11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

•	The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base and an appeal decision is awaited. The amount involved in the suit is US$ 3.3 (US$ 2.7 at December 31, 2015).

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

24.1.	Deferred taxes

The components of deferred tax assets and liabilities are as follows:

	12.31.2016	12.31.2015	12.31.2014
Temporarily non-deductible provisions	(102.7)	(2.8)	(64.9)
Tax loss carryforwards	28.3	20.5	17.9
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(201.0)	(407.1)	(204.7)
Gains not realized from sales of Parent Company to subsidiairies	16.4	19.9	28.0
Effect of differences by fixed asset	(31.1)	(36.1)	(31.0)
Differences between basis: account x tax	30.2	(7.2)	(7.6)

Deferred tax assets (liabilities), net	(259.9)	(412.8)	(262.3)

Total deferred tax asset	3.4	4.5	8.1
Total deferred tax liability	(263.3)	(417.3)	(270.4)

The changes in deferred income tax that affected profit and loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2013	(215.0)	14.3	(200.7)

Temporarily non-deductible provisions	(3.4)	—	(3.4)
Tax loss carryforwards	(1.7)	—	(1.7)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(81.0)	—	(81.0)
Provision Gain not realized at sales from Controlling company to subsidiairies	10.9	—	10.9
Effect of differences by fixed asset	(4.8)	—	(4.8)
Differences between basis: account x tax	1.3	17.1	18.4

At December 31, 2014	(293.7)	31.4	(262.3)

Temporarily non-deductible provisions	62.1	—	62.1
Tax loss carryforwards	2.6	—	2.6
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	—	(202.4)
Provision Gain not realized at sales from Controlling company to subsidiairies	(8.1)	—	(8.1)
Effect of differences by fixed asset	(5.0)	—	(5.0)
Differences between basis: account x tax	14.6	(14.3)	0.3

At December 31, 2015	(429.9)	17.1	(412.8)

Temporarily non-deductible provisions	(99.9)	—	(99.9)
Tax loss carryforwards	7.8	—	7.8
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	206.1	—	206.1
Gains not realized from sales of Parent Company to subsidiairies	(3.5)	—	(3.5)
Effect of differences by fixed asset	4.9	—	4.9
Differences between basis: account x tax	31.1	6.4	37.5

At December 31, 2016	(283.4)	23.5	(259.9)

24.2.	Reconciliation of income tax expense

	12.31.2016	12.31.2015	12.31.2014
Profit before taxation	159.1	336.2	503.9

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	(54.1)	(114.3)	(171.3)

Tax on profits of overseas subsidiaries	(4.0)	(5.7)	(6.3)
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	206.1	(202.4)	(81.0)
Research and development tax incentives	36.5	44.9	78.3
Interest on own capital	6.1	12.5	28.1
Fiscal credits (recognized and non recognized) and tax rate	(31.1)	(1.5)	4.6
Other difference between IFRS and fiscal basis	(89.2)	5.1	(1.3)
Non-deductible expenses	(61.6)	6.0	(7.3)

	62.8	(141.1)	15.1

Income tax and social contribution income (expense) benefit as reported	8.7	(255.4)	(156.2)

Current income tax and social contribution (expense) benefit as reported	(137.8)	(119.2)	(77.1)
Deferred income tax and social contribution income (expense) benefit as reported	146.5	(136.2)	(79.1)

The effective tax rate for the year ended December 31, 2016 was 5.5% as compared to 76.0% at December 31, 2015.

The average effective rate of current income tax and social contribution for the year ended December 31, 2016 was 86.6% as compared to 35.5% at December 31, 2015.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

25.	Financial Guarantees and Residual Value Guarantees

	12.31.2016	12.31.2015
Financial guarantee of residual value	122.2	94.7
Accounts payable (i)	65.9	57.4
Financial guarantee	22.7	40.1
Additional provision (i)	—	100.9

	210.8	293.1

Current portion	49.7	161.5
Non-current portion	161.1	131.6

The activity on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2013	73.7	81.6	138.2	—	293.5

Additions	1.2	—	4.0	—	5.2
Disposals	—	(6.3)	(60.4)	—	(66.7)
Reversals	—	—	—	—	—
Market value	—	19.1	—	—	19.1
Guarantee amortization	(13.1)	—	—	—	(13.1)

At December 31, 2014	61.8	94.4	81.8	—	238.0

Additions	—	—	3.0	114.0	117.0
Disposals	—	—	(40.5)	—	(40.5)
Re-measurement	(9.0)	—	—	—	(9.0)
Reclassifications	—	—	13.1	(13.1)	—
Market value	—	0.3	—	—	0.3
Guarantee amortization	(12.7)	—	—	—	(12.7)

At December 31, 2015	40.1	94.7	57.4	100.9	293.1

Additions	0.1	—	11.9	—	12.0
Intereest Additions	—	—	1.7	—	1.7
Disposals	(6.6)	—	(95.6)	—	(102.2)
Reversals	—	—	—	(10.4)	(10.4)
Reclassifications (ii)	—	—	90.5	(90.5)	—
Market value	—	27.5	—	—	27.5
Guarantee amortization	(10.9)	—	—	—	(10.9)

At December 31, 2016	22.7	122.2	65.9	—	210.8

(i)	Accounts payable and additional provision:

•	American Airlines—Refers to liabilities assumed as a result of the acquisition of certain assets of American Airlines. At December 31, 2016 the obligation assumed in accounts payable was US$ 24.3 (December 31, 2015 – US$ 57.4)

•	Republic Airways Holding—Refers to liabilities assumed on the acquisition of Republic Airways aircraft as a result of the bankruptcy filling (Chapter 11) of the client occurred in February 2016, which is partially concluded. As of December 31, 2016, the obligation assumed in Accounts payable was US$ 41.6.

(ii)	Refers to the transfer of financial guarantees held between provisions and accounts payable due to formalization by the parties of the exercise of such guarantees.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.	Provisions and contingent liabilities

26.1. Provisions

	12.31.2016	12.31.2015
Product warranties (i)	94.1	95.7
Provisions for labor, taxes and civil (ii)	93.1	49.9
Post retirement benefits	46.0	26.8
Taxes	28.5	16.9
Voluntary redundancy scheme (iii)	25.3	—
Environmental provision	1.0	1.7
Other	26.8	13.6

	314.8	204.6

Current portion	135.8	95.7
Non-current portion	179.0	108.9

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 26.1.1.
(iii)	In 2016 The Company announced a Voluntary Redundancy Scheme (VRS) in which the Company and its subsidiaries ELEB and Embraer GPX Ltda. There were 1,650 employees, of which 1,643 were approved by the Company. The provisioned amounts correspond to non-recurring incremental expenses specifically related to the plan. The dismissals will occur until April 20, 2017 and on December 31, 2016 the remaining balance of the provision was US$ 25.3. Expenditures related to the employees’ recurring remuneration were allocated as costs or expenses according to its function, incremental expenditures related to the VRS were recognized on other operational expenses because of its non recurring characteristic, Note 33.

Change in provision:

	Product warranties	Post retirement benefits	Provisions Labor, Taxes and Civil	Taxes	Environment provision	Voluntary redundancy scheme	Other	Total
At December 31, 2013	103.9	71.0	68.9	7.3	5.3	—	7.8	264.2

Additions	89.2	3.0	31.2	18.0	2.1	—	5.0	148.5
Interest	—	4.8	5.0	—	—	—	—	9.8
Used/payments	(64.1)	(0.7)	(9.8)	—	(2.5)	—	(3.0)	(80.1)
Reversals	(38.9)	(30.0)	(7.2)	—	—	—	—	(76.1)
Translation adjustments	(2.8)	(6.9)	(7.7)	—	(0.6)	—	0.2	(17.8)

At December 31, 2014	87.3	41.2	80.4	25.3	4.3	—	10.0	248.5

Additions	84.4	(4.7)	14.1	1.0	1.0	—	5.0	100.8
Interest	—	3.1	4.7	—	—	—	—	7.8
Reclassifications	—	—	0.1	—	—	—	—	0.1
Used/payments	(53.9)	(1.1)	(21.5)	(10.0)	—	—	(3.0)	(89.5)
Reversals	(22.3)	—	(11.5)	—	(2.0)	—	—	(35.8)
Translation adjustments	0.2	(11.7)	(16.4)	0.6	(1.6)	—	1.6	(27.3)

At December 31, 2015	95.7	26.8	49.9	16.9	1.7	—	13.6	204.6

Additions	51.9	11.2	43.3	12.0	1.0	118.0	17.0	254.4
Interest	—	3.3	4.3	—	—	—	—	7.6
Used/payments	(31.7)	—	(2.7)	—	—	(77.0)	(2.0)	(113.4)
Reversals	(20.6)	—	(5.5)	—	(2.0)	(15.0)	—	(43.1)
Translation adjustments	(1.2)	4.7	3.8	(0.4)	0.3	(0.7)	(1.8)	4.7

At December 31, 2016	94.1	46.0	93.1	28.5	1.0	25.3	26.8	314.8

On the second quarter of 2016 the Company has constituted a provision for losses with penalties, related to the possibility of non compliance with the US Foreign Corrupt Practices Act (FCPA) in certain sales of aircraft outside Brazil (Note 21). Because of the settlement of the investigation procedure on October, 2016, as a consequence of the definition for the amounts payable, on the financial statements ended on September 2016 the Company has reclassified the amounts provision to the accounts payable group.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

26.1.1	Labor, tax and civil provisions

	12.31.2016	12.31.2015
Tax related
PIS and COFINS (i)	10.2	16.3
Social security contributions (ii)	8.8	6.8
ICMS (iii)	4.6	3.3
FUNDAF (iv)	3.9	3.1
Import taxes (v)	2.0	1.5
IRPJ (vi)	37.4	—
Others	1.8	0.4
	68.7	31.4
Labor related
Plurimas 461/1379 (vii)	10.1	7.0
Reintegration (viii)	3.5	2.3
Indemnity (x)	1.5	1.7
Third parties	0.6	0.3
Others	8.3	5.3
	24.0	16.6
Civil related
Indemnity (ix)	0.4	1.9
	0.4	1.9

	93.1	49.9

Current portion	22.6	20.0
Non-current portion	70.5	29.9

(i)	The Company calculated credits on the contributions related to PIS and COFINS in certain operations and is awaiting the conclusion of the administrative suit to assess the appropriate legal measures.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the 2nd court level. The Company was also notified to pay work-related environmental risk allowances. This dispute resulted in a favorable decision for the Company, which now awaits a pronouncement by the Treasury.
(iii)	The Company is contesting in the administrative sphere the Deficiency and Penalty Notice (Auto de Infração e Imposição de Multa—AIIM) issued by the State of São Paulo for the collection of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) on telecommunication services, on the understanding that the services to which the AIIM refers are not subject to ICMS. There has been no decision to date in respect of the Company’s motion to deny.
(iv)	In March 2005, a Deficiency and Penalty Notice (AIIM) was filed against the Company, demanding payment of the Treasury Management Modernization Fund (Fundo de Modernização da Administração Fazendária—FUNDAF) contribution. As a result of this notification, the Company filed a tax debt annulment lawsuit at the 1st court level, which was partially judged in the Company’s favor. The lawsuit is at the 2nd court level, for consideration of the Appeal and the Voluntary Appeal.
(v)	Two Deficiency and Penalty Notices issued against the Company involving the drawback regime. The first was filed due to alleged violation of the deadline for compliance with the drawback and the second discusses possible differences in relation to the tax classification of certain products. Both disputes are running in the courts and are respectively, in the Special Appeal analysis phase in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça) and awaiting an appeal judgment by the Federal Regional Court—TRF (Tribunal Regional Federal).
(vi)	Refers to the administrative discussion related to the tax assessment notice regarding the accounting and recognition of indemnification in the Administrative Council of Tax Appeals, regarding the requirement of Income tax (IRPJ) and Social Contribution (CSLL).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(vii)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(viii)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(ix)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(x)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see note 2.2.24 of the December 31, 2016 consolidated financial statements), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

26.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liabilities arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. All the Company’s contingent liabilities are listed below:

•	The Company has contingent liabilities amounting to US$ 16.9 at December 31, 2016 related to labor suits (US$ 10.2 on December 31, 2015).

•	On October, 2016 the Company has concluded definitive agreements with the north American and Brazilian authorities for the resolution of allegations for not compliance with the anti-corruption law on the US and certain Brazilian laws (Note 21). Other related actions and other developments are in course in other countries and may result in additional fines that may be substantial and probably other significant sanctions and consequences. The Company believes that there is no adequate base to estimate provisions or possible contingency related to these actions and developments in other countries.

•	In August, 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives. In October, 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. The Amended Complaint seeks to bring claims on behalf of all persons and entities who purchased or otherwise acquired Embraer securities during the period from January 11, 2012 through and including November 28, 2016 asserting violations of the U.S. federal securities laws relating to the internal investigations described above and related issues (Note 21). The Court has not yet issued a briefing schedule for the motion to dismiss and other procedural aspects of the case. So far the Company believes that there is no adequate base to estimate provisions related to this matter.

27.	Post-retirement benefits

	12.31.2016	12.31.2015
Medical benefits plan Brazil	41.5	22.5
Medical benefits plan subsidiaries abroad	4.5	4.3

Post-retirement benefits	46.0	26.8

27.1.	Post-retirement healthcare benefits provided by the Company in Brazil

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

The rational of this recognition is described in the accounting policy (Note 2.2.26—b). The amounts recognized in the statement of financial position are:

	12.31.2016	12.31.2015
Benefit obligation—beginning of year	22.5	36.8
Interest on the value of the obligation	3.3	2.9
Actuarial (gain) loss—Experience	2.3	(1.1)
Actuarial (gain) loss from financial assumptions	8.9	—
Benefits paid directly by the company	—	(3.1)
Cost incurred service—plan amendments	—	(1.1)
Translation adjustments	4.5	(11.9)

Benefit obligation—end of year	41.5	22.5

The main actuarial assumptions were as follows:

	12.31.2016	12.31.2015
Discount rate	10.9%	12.6%
Inflation	4.9%	5.0%
Growth rate of medical costs (next year)	10.9%	11.0%
Growth of (long term) medical cost rate	5.9%	6.0%

27.2.	Post-retirement healthcare benefits provided by subsidiaries abroad

Embraer Aircraft Holding sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the employee concerned and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

The changes in the post-retirement benefits are summarized as follows:

	12.31.2016	12.31.2015	12.31.2014
Benefits Obligations—beginning of the year	4.3	4.4	2.5
Interest cost	(0.2)	(0.2)	0.3
Actuarial loss	(0.2)	0.2	1.7
Benefits paid to participants	(0.2)	(0.1)	(0.1)

Benefits Obligations—end of year	3.7	4.3	4.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The changes in plan assets were as follows:

	12.31.2016	12.31.2015	12.31.2014
Fair value of plan assets—beginning of the year	0.9	1.1	1.2
Actual return on plan assets	0.1	—	0.1
Benefits paid to participants	(0.2)	(0.2)	(0.2)

Fair value of plan assets—end of year	0.8	0.9	1.1

The fair value of the plan assets is measured based on Level 1 inputs in accordance with the accounting standard for fair value measurements. There has been no change since the prior year in the valuation techniques and level of inputs. The net prepaid (accrued) benefit costs are summarized as follows:

	12.31.2016	12.31.2015	12.31.2014
Accrued cost—Unfunded status	(4.5)	(4.3)	(4.4)

	(4.5)	(4.3)	(4.4)

The principal actuarial assumptions utilized were as follows:

	%	%	%
	12.31.2016	12.31.2015	12.31.2014
Average discount rate	4.25%	4.00%	4.75%
Net periodic benefit cost	4.00%	4.25%	4.00%
Rate of compensation increase	5.50%	5.50%	5.50%

The components of net periodic benefit cost were as follows:

	12.31.2016	12.31.2015	12.31.2014
Service cost	(0.1)	(0.1)	(0.1)
Interest cost	(0.2)	(0.2)	(0.2)
Expected return on plan assets	—	—	0.1

Net periodic cost	(0.3)	(0.3)	(0.2)

Net cost	(0.3)	(0.3)	(0.2)

The net benefit cost (benefit) is included in selling expenses and administrative expenses.

The composition of plan assets, was as follows:

	12.31.2016	12.31.2015	12.31.2014
Mutual funds invested primarily in stocks	97%	98%	98%
Mutual funds invested primarily in bonds	1%	1%	1%
Other—cash	2%	1%	1%

	100%	100%	100%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The benefit payments, which reflect expected future service, are expected to be paid to participants under the post-retirement medical plan as follows:

Year	Other benefits post retirement
2017	1.4
2018	1.6
2019	1.9
2020	2.1
2021	2.5
2022—2026	18.2

27.7

27.3.	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, in which participation is optional. The Company’s contributions to the plan for the years ended December 31, 2016 and 2015 were US$ 23.2 and US$ 22.6 respectively.

28.	Financial Instruments

28.1.	Financial instruments by category

	12.31.2016
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	1,241.5	—	—	—	1,241.5
Financial investments	6	—	1,067.3	35.0	841.4	—	1,943.7
Collateralized accounts receivable	10	323.3	—	—	—	—	323.3
Trade accounts receivable, net	7	665.4	—	—	—	—	665.4
Customer and commercial financing	9	37.4	—	—	—	—	37.4
Derivative financial instruments	8	—	32.1	—	—	—	32.1

		1,026.1	2,340.9	35.0	841.4	—	4,243.4

Liabilities
Loans and financing	20	—	804.2	—	—	2,955.6	3,759.8
Trade accounts payable and others liabilities		—	4.2	—	—	1,718.2	1,722.4
Financial guarantee of residual value	25	—	122.2	—	—	88.6	210.8
Financing lease	20	—	—	—	—	0.1	0.1
Derivative financial instruments	8	—	8.4	—	—	—	8.4

		—	939.0	—	—	4,762.5	5,701.5

	12.31.2015
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Investments held to maturity	Liabilities measured at amortised cost	Total
Assets
Cash and cash equivalents	5	—	2,165.5	—	—	—	2,165.5
Financial investments	6	—	622.5	2.0	747.7	—	1,372.2
Collateralized accounts receivable	10	408.0	—	—	—	—	408.0
Trade accounts receivable, net	7	783.4	—	—	—	—	783.4
Customer and commercial financing	9	56.2	—	—	—	—	56.2
Derivative financial instruments	8	—	14.4	—	—	—	14.4

		1,247.6	2,802.4	2.0	747.7	—	4,799.7

Liabilities
Loans and financing	20	—	483.9	—	—	3,046.5	3,530.4
Trade accounts payable and others liabilities		—	9.8	—	—	1,740.6	1,750.4
Financial guarantee of residual value	25	—	94.7	—	—	198.4	293.1
Financing lease	20	—	—	—	—	0.1	0.1
Derivative financial instruments	8	—	12.3	—	—	—	12.3

		—	600.7	—	—	4,985.6	5,586.3

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

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1—quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2— pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

•	Level 3—pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	12.31.2016
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	5	389.0	852.5	—	1,241.5	—	1,241.5	1,241.5
Financial investments	6	0.2	1,067.0	—	1,067.2	876.5	1,943.7	1,943.7
Collateralized accounts receivable	10	—	—	—	—	323.3	323.3	323.3
Trade accounts receivable, net	7	—	—	—	—	665.4	665.4	665.4
Customer and commercial financing	9	—	—	—	—	37.4	37.4	37.4
Derivative financial instruments	8	—	32.1	—	32.1	—	32.1	32.1

		389.2	1,951.6	—	2,340.8	1,902.6	4,243.4	4,243.4

Liabilities
Loans and financing	20	—	804.2	—	804.2	2,955.6	4,104.5	3,759.8
Trade accounts payable and others liabilities		4.2	—	—	4.2	1,718.2	1,722.4	1,722.4
Financial guarantee and of residual value	25	—	—	122.2	122.2	88.6	210.8	210.8
Capital lease	20	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	8	—	8.4	—	8.4	—	8.4	8.4

		4.2	812.6	122.2	939.0	4,762.5	6,046.2	5,701.5

	12.31.2015
		Fair value of financial instruments measured at fair value through profit or loss				Fair value of the other financial instruments	Fair value	Book value
	Note	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	5	379.6	1,785.9	—	2,165.5	—	2,165.5	2,165.5
Financial investments	6	0.1	622.4	—	622.5	749.7	1,372.2	1,372.2
Collateralized accounts receivable	10	—	—	—	—	408.0	408.0	408.0
Trade accounts receivable, net	7	—	—	—	—	783.4	783.4	783.4
Customer and commercial financing	9	—	—	—	—	56.2	56.2	56.2
Derivative financial instruments	8	—	14.4	—	14.4	—	14.4	14.4

		379.7	2,422.7	—	2,802.4	1,997.3	4,799.7	4,799.7

Liabilities
Loans and financing	20	—	483.9	—	483.9	3,046.5	3,669.8	3,530.4
Trade accounts payable and others liabilities		9.8	—	—	9.8	1,740.6	1,750.4	1,750.4
Financial guarantee and of residual value	25	—	—	94.7	94.7	198.4	293.1	293.1
Capital lease	20	—	—	—	—	0.1	0.1	0.1
Derivative financial instruments	8	—	12.3	—	12.3	—	12.3	12.3

		9.8	496.2	94.7	600.7	4,985.6	5,725.7	5,586.3

Fair value of liabilities measurement using significant unobservable inputs (level 3)
At December 31,2014	94.4

Market value	0.3

At December 31,2015	94.7

Market value	27.5

At December 31, 2016	122.2

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

At December 31, 2016, cash and cash equivalents and financial investments was lower than the financial indebtedness of the Company in US$ 574.7, at December 31, 2015 cash and cash equivalents and financial investments surpassed the Company’s financial indebtedness by US$ 7.2.

Of the total financial indebtedness as of December 31, 2016, 13.6% was short-term (6.2% at December 31, 2015) and the average weighted term was equivalent to 5.3 years (6.2 years at December 31, 2015). The Company’s own capital accounted for 33.8% of the total liabilities at December 31, 2016 and 32,9% at December 31, 2015.

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

a)	Credit risk for counterparty with external assessment

	12.31.2016	12.31.2015
Cash and cash equivalents	1,241.5	2,165.5
Financial investments	1,943.7	1,372.2
Derivative financial instruments	32.1	14.4

Total	3,217.3	3,552.1

Based on external appraisal:
AAA	46.5	1,975.3
AA	1,165.1	163.9
A	1,478.4	559.6
BBB	481.6	765.4
BB	10.4	87.7
N/A	35.3	0.2

Total	3,217.3	3,552.1

N/A – Not available: no observable input to credit assessment. In December 2016 includes amounts related to credit right received in the bankruptcy filing of Republic Airways.

b)	Credit risk for counterparties without external evaluation

	12.31.2016	12.31.2015
Collateralized accounts receivable	323.3	408.0
Trade accounts receivable, net	665.4	783.4
Customer and commercial financing	37.4	56.2

Total	1,026.1	1,247.6

Based on internal appraisal:
Group 1	2.1	4.0
Group 2	149.5	87.6
Group 3	874.5	1,156.0

Total	1,026.1	1,247.6

Group 1 : New customers (less than one year)
Group 2 : Customers (more than one year) impaired
Group 3 : Customers (more than one year) not impaired

28.3.3	Liquidity risk

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The following table provides additional information related to authorization of undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2016
Loans and financing	4,759.4	1,058.3	696.5	1,136.1	1,868.5
Suppliers	952.1	952.1	—	—	—
Recourse and non recourse debt	373.9	22.9	342.0	7.2	1.8
Financial guarantees	210.8	49.7	36.4	27.5	97.2
Other liabilities	309.8	8.0	89.3	161.0	51.5

Total	6,606.0	2,091.0	1,164.2	1,331.8	2,019.0

At December 31, 2015
Loans and financing	4,740.1	377.9	983.3	580.3	2,798.6
Suppliers	1,034.9	1,034.9	—	—	—
Recourse and non recourse debt	384.8	10.1	29.4	338.5	6.8
Financial guarantees	293.1	161.5	41.8	17.7	72.1
Other liabilities	266.0	3.4	120.2	85.8	56.6
Capital lease	0.1	—	0.1	—	—

Total	6,719.0	1,587.8	1,174.8	1,022.3	2,934.1

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

The lines of the Financial Statements most affected by interest risks are:

•	Cash, cash equivalents and financial investments—Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing—the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

At December 31, 2016, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,190.8	37.39%	1,994.4	62.61%	3,185.2	100.00%
Loans and financing	3,458.5	91.98%	301.4	8.02%	3,759.9	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,190.9	37.39%	1,994.4	62.61%	3,185.3	100.00%
Loans and financing	2,673.9	71.12%	1,086.0	28.88%	3,759.9	100.00%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At December 31, 2016, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	1,994.4	100.00%	1,994.4	100.00%
CDI	420.9	21.10%	420.9	21.10%
Libor	1,573.5	78.90%	1,573.5	78.90%

Loans and financing	301.4	100.00%	1,086.0	100.00%
TJLP	16.9	5.61%	16.9	1.56%
Libor	284.5	94.39%	281.1	25.88%
CDI	—	0.00%	788.0	72.56%

b)	Foreign exchange rate risk

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	Without the effect of derivative transactions		With the effect of derivative transactions
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Loans and financing
Brazilian reais	832.9	807.6	832.9	807.6
U.S. dollars	2,910.6	2,700.7	2,910.6	2,700.7
Euro	16.4	22.2	16.4	22.2

	3,759.9	3,530.5	3,759.9	3,530.5

Trade accounts payable
Brazilian reais	91.9	83.9	91.9	83.9
U.S. dollars	783.2	842.8	783.2	842.8
Euro	75.3	102.3	75.3	102.3
Other currencies	1.7	5.9	1.7	5.9

	952.1	1,034.9	952.1	1,034.9

Total (1)	4,712.0	4,565.4	4,712.0	4,565.4

Cash and cash equivalents and financial investments
Brazilian reais	1,180.0	1,015.9	1,180.0	1,015.9
U.S. dollars	1,833.4	2,414.8	1,833.4	2,414.8
Euro	127.1	16.0	127.1	16.0
Other currencies	44.7	91.0	44.7	91.0

	3,185.2	3,537.7	3,185.2	3,537.7

Trade accounts receivable:
Brazilian reais	69.6	65.8	69.6	65.8
U.S. dollars	527.7	617.8	527.7	617.8
Euro	68.0	98.7	68.0	98.7
Other currencies	0.1	1.1	0.1	1.1

	665.4	783.4	665.4	783.4

Total (2)	3,850.6	4,321.1	3,850.6	4,321.1

Net exposure (1—2):
Brazilian reais	(324.8)	(190.2)	(324.8)	(190.2)
U.S. dollars	1,332.7	510.9	1,332.7	510.9
Euro	(103.4)	9.8	(103.4)	9.8
Other currencies	(43.1)	(86.2)	(43.1)	(86.2)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. They are used to minimize exposure in the currencies presented.

28.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense determined on the balances recorded at December 31, 2016, in the event of the occurrence of such variations in the risk component.

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

28.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2016	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	420.9	(30.1)	(16.5)	(2.9)	10.8	24.4

Net impact	CDI	420.9	(30.1)	(16.5)	(2.9)	10.8	24.4

Cash equivalents and financial investments	LIBOR	1,573.5	(9.7)	(4.1)	1.5	7.1	12.7
Loans and financing	LIBOR	284.5	1.7	0.7	(0.3)	(1.3)	(2.3)

Net impact	LIBOR	1,289.0	(8.0)	(3.4)	1.2	5.8	10.4

Loans and financing	TJLP	16.9	0.6	0.3	—	(0.3)	(0.6)

Net impact	TJLP	(16.9)	0.6	0.3	—	(0.3)	(0.6)

Rates considered	CDI	13.63%	6.48%	9.71%	12.95%	16.19%	19.43%
Rates considered	LIBOR	1.32%	0.71%	1.07%	1.42%	1.78%	2.13%
Rates considered	TJLP	7.50%	3.75%	5.63%	7.50%	9.38%	11.25%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2016

28.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2016	-50%	-25%	Probable scenario	+25%	+50%
Assets
Cash, cash equivalents and financial investments	BRL	1,180.0	564.5	256.7	(51.0)	(358.8)	(666.4)
Other assets	BRL	378.3	181.0	82.3	(16.4)	(115.0)	(213.7)

Liabilities		1,558.3	745.5	339.0	(67.4)	(473.8)	(880.1)
Loans and financing	BRL	(832.9)	(398.4)	(181.2)	36.0	253.2	470.4
Other liabilities	BRL	(674.5)	(322.7)	(146.8)	29.2	205.1	381.0

		(1,507.4)	(721.1)	(328.0)	65.2	458.3	851.4

Net impact		50.9	24.4	11.0	(2.2)	(15.5)	(28.7)

Exchange rate considered		3.2591	1.7000	2.5500	3.4000	4.2500	5.1000

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2016

28.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2016	-50%	-25%	Probable scenario	+25%	+50%
Interest swap	LIBOR	1.5	2,122.0	2,047.2	1,966.1	1,898.4	1,858.0
Interest swap—fair value hedge	CDI	18.0	35.5	17.8	4.7	(13.4)	(27.1)
Interest swap	CDI	—	1.0	0.5	0.1	(0.5)	(0.9)
Hedge designated as cash flow	US$/R$	5.0	130.1	56.1	(9.2)	(62.8)	(136.4)
Foreign Exchange option	EUR/US$	(0.4)	(3.3)	(0.9)	0.2	0.9	1.4
Other derivatives	CDI	(0.3)	(0.5)	(0.2)	—	0.2	0.4

Total		23.8	2,284.8	2,120.5	1,961.9	1,822.8	1,695.4

Rate considered	LIBOR	1.32%	0.71%	1.07%	1.42%	1.78%	2.13%
Rate considered	CDI	13.63%	6.48%	9.71%	12.95%	16.19%	19.43%
Rate considered	US$/R$	325.91%	170.00%	255.00%	340.00%	425.00%	510.00%
Rate considered	CDI	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2016

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

28.4.5	Residual Value Guarantees

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

		Additional variations in book balances
	Amounts exposed at 12.31.2016	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	122.2	(125.0)	(97.1)	(1.0)	83.2	99.1

Total	122.2	(125.0)	(97.1)	(1.0)	83.2	99.1

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

29.	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2016 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 5,906,120 shares were held in Treasury.

29.2	Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

29.3	Treasury Shares

Common shares acquired by April 4, 2008, using resources from the investment reserve and working capital. This operation was conducted in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 5,906,120 common shares and US$ 49.1 as of December 31, 2016. These shares lose voting and economic rights during the period in which they are held in Treasury.

	USD	Quantity	Share value (USD)	Net income of uses
In the beggining of the year (i)	38.4	3,513,740	10.94	—
Used for stock options plan (ii)	(6.4)	(607,620)	10.53	4.7
Repurchase of shares in the period (iii)	17.1	3,000,000	5.70	—

At December 31, 2016	49.1	5,906,120	8.31	4.7

(i)	Common shares acquired until April 4, 2008, in the amount of US$ 38.4, using the resources of the reserve for investments and working capital, according to the rules approved by the Statutory Board of Directors.
(ii)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.
(iii)	Refers to repurchases of shares on the period with the objective of supporting the “stock option Executive Remuneration Program”. The repurchase was done according to rules approved by the Board of Directors, and the lowest and highest prices were US$ 5.1 and US$ 6.7 respectively.

At December 31, 2016, the market value of the shares held in Treasury was US$ 28.2 (December 31, 2015—US$ 25.9).

29.4	Investment subsidy reserve

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

29.6	Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•	In meeting held on March 10, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2016 in the amount of US$ 8.3, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 14, 2016.

•	In meeting held on June 09, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2016 in the amount of US$ 9.2, corresponding to US$ 0.01 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on July 14, 2016.

•	In meeting held on September 15, 2016, the Statutory Board of Directors approved the distribution of interest on own capital for the third quarter of 2016 in the amount of US$ 4.5, corresponding to US$ 0.006 per share. The interest on own capital payment is subject to 15% of income tax. The payment was made on October 14, 2016.

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

The determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends are determined and paid based on actual amounts in the legal books, as shown below:

Brazilian million Reais	12.31.2016	12.31.2015	12.31.2014
Net income for the year	585.4	241.6	796.1
Investment Subsidy	(2.5)	(2.5)	(1.6)
Legal Reserve	(29.3)	(12.1)	(39.8)

	553.6	227.0	754.7

Minimun mandatory dividend (25%)	138.4	56.7	188.7

Dividends:
Interest on own capital, net of tax	63.5	76.5	172.6
Proposed dividends	75.0	—	16.1
Interest on own capital, exceeding of the minimum required (i)	—	25.5	—

Total stockholder remuneration	138.4	102.0	188.7
Payments of the year	(63.5)	(76.5)	(95.8)

Total shareholders remuneration of period	75.0	25.5	92.9
Total shareholders remuneration of previous period	0.1	0.1	0.1

Total shareholders remuneration—in millions of Brazilian reais	75.1	25.6	92.9
Total exceeding shareholders remuneration presented in Equity	—	(25.5)	—
Total remuneration due to non-controlling shareholders	5.8	10.4	6.2

Total shareholders remuneration presented in Liabilities	80.9	10.5	99.1

Total shareholders remuneration—in millions of US$	24.8	2.7	37.3

(i)	Refers to interest on own capital from the 4th quarter, 2015, net of withholding income tax, that, for exceeding the mandatory minimum amount and not being paid with the period is presented as “additional proposed dividends” reserve within the equity.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

29.7.1	Investment and working capital reserve

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The grants awarded are summarized below:

	12.31.2016 in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$)
Grants on January 23, 2012	4,860,000	(1,902,760)	(660,600)	2,296,640	889,040	11.50	6.56
Grants on March 20, 2013	4,494,000	(310,120)	(659,080)	3,524,800	960,010	15.71	7.91

As of December 31, 2016	9,354,000	(2,212,880)	(1,319,680)	5,821,440	1,849,050

(i)	The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

30.2.	Phantom shares plan

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

The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•	Virtual performance AP: 100% on the third anniversary of the grant date, provided the economic value added—EVA accumulated in the three preceding years is positive.

The amounts resulting from conversion of virtual shares will be added to the amounts equivalent to dividends and interest on own capital effectively paid by the Company during the vesting period.

The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares (EMBR3-R$) for the last 10 trading days prior to the close of the period, applied to the number of virtual shares assigned to each participant in proportion to the vesting period.

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on February 25, 2014	1,570,698	30.4	448,255	6,855
Grants on March 03, 2015	1,237,090	30.2	224,398	3,432
Grants on March 10, 2016	1,095,720	31.1	94,803	1,449
Grants on June 09, 2016	55,994	1.1	4,254	65
Grants on August 25, 2016	70,978	1.1	3,852	59

At December 31,2016	4,030,480	93.8	775,562	11,860

(i)	Performance shares until December 31, 2016 considering the plan’s vesting period.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

31.	Earnings per Share

31.1	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	12.31.2016	12.31.2015	12.31.2014
Net income attributable to owners of Embraer	166.1	69.2	334.7

	166.1	69.2	334.7

Weighted average number of shares (in thousands)	735,571	730,205	733,677
Basic earnings per share—U.S. dollars	0.2258	0.0947	0.4562

31.2	Diluted

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

	12.31.2016	12.31.2015	12.31.2014
Net income attributable to owners of Embraer	166.1	69.2	334.7

	166.1	69.2	334.7

Weighted average number of shares (in thousands)	735,571	730,205	733,677
Dilution for the issuance of stock options (in thousands) (i)	1,690	3,364	3,786
Weighted average number of shares (in thousands)—diluted	737,261	733,569	737,463
Diluted earnings per share—U.S. dollars	0.2253	0.0943	0.4538

(i)	Refers to the effect of potentially dilutive shares for December 31, 2016.

At December 31, 2016, there were no anti-dilutive effects.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

32.	Revenue (expenses) by type

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2016	12.31.2015	12.31.2014
As presented as statements of Income:
Revenue	6,217.5	5,928.1	6,288.8
Cost of sales and services	(4,980.7)	(4,816.8)	(5,038.3)
Administrative	(164.3)	(182.0)	(207.5)
Selling	(368.6)	(361.6)	(419.9)
Research	(47.6)	(41.7)	(47.1)
Other income (expenses), net	(450.0)	(194.2)	(32.6)
Equity in losses on associates	(0.3)	(0.3)	(0.1)

Operating profit before financial income	206.0	331.5	543.3

Revenue (expenses) by nature:
Revenue from sales of goods	5,402.6	5,268.5	5,310.0
Revenue from sales of services	889.1	769.4	1,102.5
Sales deductions and tax on revenue	(74.2)	(109.8)	(123.7)
General manufacturing costs (i)	(4,612.3)	(4,500.0)	(4,752.0)
Depreciation	(194.5)	(161.9)	(168.9)
Amortization	(173.9)	(154.9)	(117.4)
Personnel expenses	(261.6)	(294.9)	(320.3)
Selling expenses	(83.6)	(66.4)	(82.2)
Provision for penalties	(228.0)	—	—
Restructuring expenses	(117.3)	—	—
Other income (expense)	(340.3)	(418.5)	(304.7)

Operating profit before financial income	206.0	331.5	543.3

(i)	Refers to costs with materials, direct labor and general manufacturing expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

33.	Other operating income (expense), net

	12.31.2016	12.31.2015	12.31.2014
Claims(i)	31.7	—	—
Reversal of tax provisions(ii)	31.0	—	—
Contractual fines revenue(iii)	16.8	17.3	31.6
Extemporaneous credits(iv)	16.0	8.4	—
Royalties	11.9	12.9	12.3
Other sales	11.3	7.9	7.3
Recovery of expenses	7.9	10.4	12.1
Financial guarantee(v)	8.5	(100.9)	28.2
Post-retirement benefits	—	1.1	29.1
Environmental provision	(1.0)	(1.0)	(2.1)
Gain on disposal of assets(vi)	(1.1)	(22.4)	—
Provision for contingencies	(1.3)	0.6	(4.0)
Product modifications	(1.7)	(3.3)	(4.6)
Aircraft maintenance and flights costs—fleet	(3.4)	(4.7)	(4.6)
Flight safety standards	(4.6)	(4.4)	(5.2)
Pre operating expenses	(6.4)	(0.6)	(0.2)
Contractual fines(vii)	(7.7)	(11.5)	(17.1)
Training and development	(10.9)	(10.8)	(12.1)
Expenses system project	(16.4)	(9.5)	(16.8)
Corporate projects	(21.4)	(52.4)	(21.4)
Taxes on other outputs	(36.7)	(33.5)	(37.6)
Assets devaluation(viii)	(77.3)	(44.4)	(10.4)
Restructuring expenses(ix)	(117.3)	—	—
Accounts payable for penalties(x)	(228.0)	—	—
Others	(49.9)	46.6	(17.1)

	(450.0)	(194.2)	(32.6)

(i)	Refers to the credit right received in the bankruptcy filing of Republic Airways (Note 25 Financial Guarantees).
(ii)	Refers to the action that sought to move away from the norms that regulated the Accident Prevention Factor (FAP), which was considered to have favorably resolved the Company.
(iii)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the executive segment, in accordance with the contract.
(iv)	Refers to extemporaneous PIS and Cofins tax credits which are recognized when the Company meets the legal and documentary conditions for such credits.
(v)	In 2015 were made additional provision regarding financial guarantees because of exposure caused by customers in reorganization (Chapter 11) process as described on Note 25.
(vi)	Refers to losses incurred in the monetization of assets aircraft in the subsidiary ECC Leasing. The operation relates to a realization of assets in the financial market for the sale of the lease cash flows and transfer of the aircraft to the buyer. In 2016 the balance presented refers to the monetization of 2 aircraft and 2015 were 16 aircraft.
(vii)	Refers to contractual penalties to be paid to customers and suppliers due to failure to comply with contractual conditions.
(viii)	Impairment of assets related to certain aircraft in fixed assets and devaluation of the residual value related to assets related to structured operations recorded in related accounts receivable.
(ix)	Refers to the amounts provisioned to comply with the Company’s obligations related to the voluntary termination plan (Note 26).
(x)	Refers to the provision for penalties carried out by the Company (Note 21).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

34.	Financial income (expense), net

	12.31.2016	12.31.2015	12.31.2014
Financial income:
Interest on cash and cash equivalents and financial investments	193.6	146.9	145.9
Interest on receivables	31.9	38.5	29.1
Taxes over financial revenue	(17.0)	(6.6)	—
Other	4.9	2.0	2.6

Total financial income	213.4	180.8	177.6

Financial expenses:
Financial restructuring costs	(0.5)	(0.7)	(1.0)
IOF—(tax on financial transactions)	(2.9)	(2.0)	(3.1)
Interest on taxes, social charges and contributions	(26.0)	(12.4)	(52.1)
Residual value guarantee	(32.6)	(13.6)	(19.1)
Interest on loans and financing	(182.6)	(164.6)	(133.0)
Other	(11.9)	(10.6)	15.0

Total financial expenses	(256.5)	(203.9)	(193.3)

Derivative instruments	(8.3)	0.2	(8.8)

Financial income (expenses), net	(51.4)	(22.9)	(24.5)

35.	Foreign exchange gains (losses), net

	12.31.2016	12.31.2015	12.31.2014
Monetary and foreign exchange variations
Assets:
Tax credits	28.5	(67.9)	(24.9)
Trade accounts receivable	14.6	(13.8)	(28.5)
Cash and cash equivalents and financial investments	204.2	(374.0)	(164.6)
Other	47.5	(54.7)	(26.5)

	294.8	(510.4)	(244.5)

Liabilities:
Loans and financing	(153.3)	278.9	106.8
Advances from customers	(46.3)	63.9	10.8
Provisions	(27.6)	59.4	34.4
Taxes and charges payable	(21.2)	71.8	37.2
Accounts payable	(18.8)	39.3	33.4
Suppliers	(11.7)	20.5	5.6
Provisions for contingencies	(3.2)	8.8	5.6
Deferred taxes	0.4	(0.1)	—
Other	(0.4)	(0.8)	(1.2)

	(282.1)	541.7	232.6

Net monetary and foreign exchange variations	12.7	31.3	(11.9)

Derivative instruments	(8.2)	(3.7)	(3.0)

Foreign exchange gain (loss), net	4.5	27.6	(14.9)

36.	Responsibilities and Commitments

36.1	Trade-ins

The Company has offered 13 trade-in aircraft options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

36.2	Leases

In the Parent Company the operating leases refer to telephone and computer equipment and in the subsidiaries, to operating leases for buildings and land, machinery, vehicles and computer equipment. At December 31, 2016 the amounts recognized totaled US$ 15.6, at December 31, 2015 US$ 17.3 and at December 31, 2014 US$ 15.9. These leases expire at various dates through 2038.

At December 31, 2016, the Company has operating leases with payments scheduled as follows:

Year
2017	7.0
2018	3.2
2019	14.9
After 2019	20.9

Total	46.0

36.3	Financial Guarantees

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

	12.31.2016	12.31.2015
Maximum financial guarantees	191.2	375.9
Maximum residual value guarantees	286.1	300.6
Mutually exclusive exposure (i)	(32.1)	(107.4)
Provisions and liabilities recorded (Note 25)	(144.9)	(134.8)

Off-balance sheet exposure	300.3	434.3

Estimated proceeds from financial guarantees and underlying assets	504.4	559.6

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

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

To cover substantial damage to assets and loss of earnings of its operations in Brazil and abroad, the Company has insured an amount of US$ 7.9 billion.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

37.	Supplemental Cash Flow information

37.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2016	12.31.2015	12.31.2014
Payments made during the period:
Interest	175.0	153.7	114.9
Income tax and social contribution	153.9	33.4	56.2
Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to inventory-aircraft	2.5	—	9.1
Additions to property, plant and equipment, with transfer to financial guarantees	45.7	—	—
Additions to property, plant and equipment, with transfer from intangible assets	7.5	—	—
Write off on Property, Plant and Equipment by transfer to pool parts inventory	—	(5.8)	—
Disposals property, plant and equipment for providing for the sale of inventory	(34.8)	(45.9)	(56.6)
Government grants (i)	(51.5)	(55.3)	—

(i)	Refers to the grant received by subsidiaries of the group, initially recognized as debts to the moment that the conditions set by the grantor are met. At this time the amount were reclassified to deferred revenue.

38.	Segment information

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

Statement of income data by operating segment – year ended December 31, 2016:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Revenue	3,527.0	932.7	1,730.5	27.3	6,217.5	—	6,217.5
Cost of sales and services	(2,719.1)	(780.3)	(1,463.6)	(17.7)	(4,980.7)	—	(4,980.7)
Gross profit	807.9	152.4	266.9	9.6	1,236.8	—	1,236.8
Gross profit %	22.9%	16.3%	15.4%	35.2%	19.9%		19.9%
Operating income (expense)	(322.8)	(114.6)	(243.6)	(4.5)	(685.5)	(345.3)	(1,030.8)
Operating profit before financial income (expense)	485.1	37.8	23.3	5.1	551.3	(345.3)	206.0
Financial income (expense), net						(51.4)	(51.4)
Foreign exchange gain (loss), net						4.5	4.5
Profit before taxes on income							159.1
Income tax expense						8.7	8.7

Net income							167.8

In the Commercial Aviation segment, one customer individually contributed an share of 17.5% of net revenue in 2016 with an approximate value of US$ 1,090.0.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Revenue by geographic area – year ended December 31, 2016:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,461.7	179.1	1,247.2	22.8	3,910.8
Europe	230.8	103.6	184.3	0.6	519.3
Asia Pacific	641.1	27.7	118.3	—	787.1
Latin America, except Brazil	87.3	17.7	107.9	—	212.9
Brazil	57.6	543.6	68.8	3.9	673.9
Other	48.5	61.0	4.0	—	113.5

Total	3,527.0	932.7	1,730.5	27.3	6,217.5

Assets by operating segment—year ended December 31, 2016:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	154.2	460.7	43.6	6.9	665.4	—	665.4
Property, plant and equipment	1,090.8	427.4	598.7	37.3	2,154.2	—	2,154.2
Intangible assets	522.6	5.3	895.2	109.6	1,532.7	131.9	1,664.6

Total	1,767.6	893.4	1,537.5	153.8	4,352.3	131.9	4,484.2

Assets by geographic area—year ended December 31, 2016:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	84.9	380.9	11.5	188.1	665.4
Property, plant and equipment	364.4	585.2	60.7	1,143.9	2,154.2
Intangible assets	22.9	7.0	0.1	1,634.6	1,664.6

Total	472.2	973.1	72.3	2,966.6	4,484.2

Statement of income data by operating segment – year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Revenue	3,348.7	811.1	1,718.6	49.7	5,928.1	—	5,928.1
Cost of sales and services	(2,565.7)	(785.4)	(1,440.3)	(25.4)	(4,816.8)	—	(4,816.8)
Gross profit	783.0	25.7	278.3	24.3	1,111.3	—	1,111.3
Gross profit %	23.4%	3.2%	16.2%	48.9%	18.7%		18.7%
Operating income (expense)	(434.9)	(119.1)	(220.2)	(5.6)	(779.8)	—	(779.8)
Operating profit before financial income (expense)	348.1	(93.4)	58.1	18.7	331.5	—	331.5
Financial income (expense), net						(22.9)	(22.9)
Foreign exchange gain (loss), net						27.6	27.6
Profit before taxes on income							336.2
Income tax expense						(255.4)	(255.4)

Net income							80.8

Revenue by geographic area – year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,452.7	177.2	1,226.6	30.1	3,886.6
Europe	316.5	84.8	218.3	7.3	626.9
Asia Pacific	307.8	33.2	149.2	—	490.2
Latin America, except Brazil	89.8	21.7	38.7	—	150.2
Brazil	145.3	479.3	72.6	12.3	709.5
Other	36.6	14.9	13.2	—	64.7

Total	3,348.7	811.1	1,718.6	49.7	5,928.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Assets by operating segment—year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	157.3	552.7	66.9	6.5	783.4	—	783.4
Property, plant and equipment	848.1	413.5	730.3	35.5	2,027.4	—	2,027.4
Intangible assets	352.4	—	871.6	78.8	1,302.8	102.6	1,405.4

Total	1,357.8	966.2	1,668.8	120.8	4,113.6	102.6	4,216.2

Assets by geographic area—year ended December 31, 2015:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	82.8	495.0	9.9	195.7	783.4
Property, plant and equipment	347.1	562.1	59.5	1,058.7	2,027.4
Intangible assets	15.8	3.0	0.1	1,386.5	1,405.4

Total	445.7	1,060.1	69.5	2,640.9	4,216.2

Statement of income data by operating segment–year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total reportable Segments	Unallocated	Total
Revenue	3,163.3	1,456.4	1,591.5	77.6	6,288.8	—	6,288.8
Cost of sales and services	(2,542.2)	(1,158.9)	(1,299.6)	(37.6)	(5,038.3)	—	(5,038.3)
Gross profit	621.1	297.5	291.9	40.0	1,250.5	—	1,250.5
Gross profit %	19.6%	20.4%	18.3%	51.5%	19.9%		19.9%
Operating income ( expense )	(321.2)	(148.0)	(229.6)	(8.4)	(707.2)	—	(707.2)
Operating profit before financial income (expense)	299.9	149.5	62.3	31.6	543.3	—	543.3
Financial income (expense), net						(24.5)	(24.5)
Foreign exchange gain (loss), net						(14.9)	(14.9)
Profit before taxes on income							503.9
Income tax expense						(156.2)	(156.2)

Net income							347.7

Revenue by geographic area – year ended December 31, 2014:

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	2,065.0	199.5	739.3	53.6	3,057.4
Europe	624.7	100.0	168.4	3.9	897.0
Asia Pacific	155.4	78.5	353.3	0.1	587.3
Latin America, except Brazil	64.7	47.3	110.7	—	222.7
Brazil	73.9	1,004.5	207.1	20.0	1,305.5
Other	179.6	26.6	12.7	—	218.9

Total	3,163.3	1,456.4	1,591.5	77.6	6,288.8

39.	Subsequent event

•	In January 2017, the Company’s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 750 mllion in Guaranteed Notes at 5.40% p.a., due on January 1, 2027, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

•	In February 2017, the subsidiary Embraer Representations, LLP based in Delaware, USA, which was in the process of being liquidated by the Company, was closed.