Form 20-F
period 2017-12-31
EMBRAER S.A.
filed 2018-03-23
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

14th and 15th floors – Torre Norte – São Paulo Corporate Towers

04543-907 São Paulo/SP – Brasil

(Address of principal executive offices)

Eduardo Couto

Head of Investor Relations

(55) 11 3040 9518

Investor relations department, (55) 11 3040 9518, investor.relations@embraer.com.br

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017:

733,036,098 common shares, without par value

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

Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☒             Accelerated Filer  ☐             Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐     No  ☒

i

	PART III
ITEM 17.	FINANCIAL STATEMENTS	135
ITEM 18.	FINANCIAL STATEMENTS	135
ITEM 19.	EXHIBITS	135

ii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. and its consolidated subsidiaries. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to the “Brazilian government” are to the federal government of Brazil.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2017 and for the year then ended (2017 audit consolidated financial statement) are included in this annual report.

In addition, our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 are also included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

After analyzing Embraer S.A.’s operations and businesses on a standalone basis with regard to the applicability of International Accounting Standards, or IAS, 21—“The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that Embraer S.A.’s functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (i) the currency that most influences sales prices of goods and services; (ii) the currency of the country whose competitive forces and regulations most determine the sale prices of our goods and services; (iii) the currency that most influences labor, materials and other costs of providing goods and services; and (iv) the currency in which the funds for financial operations are largely obtained. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency.

In our 2017, 2016 and 2015 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item as foreign exchange gain (loss), net.

For certain purposes, including providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários (Brazilian securities commission), or CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared, and will continue to be required to prepare, financial statements in accordance with Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law.

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	the term “regional jet” refers to jet aircraft with 50-130 passenger seats—all of our regional jet aircraft are sold in the commercial aviation segment;

•	the term “commercial aircraft” as it applies to Embraer, refers to our aircraft with up to 150 seats, which includes our regional jets;

•	the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to eight passengers and up to nine passengers, respectively, that are designed for short take-off distances;

•	the term “medium cabin jet” refers to executive jets that usually carry up to 12 passengers and can cover distances ranging from 1,700 to 3,300 nautical miles;

•	the term “large jet” refers to executive jets that usually carry up to 19 passengers and can cover distances ranging from 3,900 to 5,600 nautical miles;

•	the term “ultra-large jet” refers to executive jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers; and

•	the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that has not yet been delivered and (ii) for services and technologies contracted and not yet performed in our Defense and Security business. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered as part of our backlog.

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying and/or rescheduling contractual orders;

•	the effect of changing priorities or reductions in the Brazilian government or international government defense budgets on our revenues;

•	continued successful development and marketing of the E-Jets family, including the development of the second generation, the E-Jets E2, our line of executive jets (including the Phenom 100, Phenom 300, Lineage 1000, Legacy 650, Legacy 450 and Legacy 500) and our defense and security aircraft and services;

•	our level of indebtedness;

•	anticipated trends in our industry, including but not limited to the continuation of long-term trends in passenger traffic and revenue yields in the airline industry;

•	our short- and long-term outlook for the 70-150 seat commercial airline market;

•	our expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulation;

•	our relationship with our workforce; and

•	other risk factors, including those set forth under “Item 3D. Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words herein are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors including those risks described in “Item 3D. Key Information—Risk Factors,” undue reliance should not be placed on these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.    Selected Financial Data and Other Data

The following tables present a summary of our selected financial data derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB as of the dates and for each of the periods indicated. The selected financial data as of and for the year ended December 31, 2017 should be read together with our audited consolidated financial statements as of December 31, 2017 and for the year then ended and related notes thereto included elsewhere in this annual report. In addition, the selected financial data as of and for the years ended December 31, 2016 and 2015 should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and related notes thereto included elsewhere in this annual report. For information on our segment results, see Note 38 to our audited consolidated financial statements.

Selected Financial Data

	Year Ended December 31,
Consolidated Statements of Income Data	2017	2016	2015	2014	2013
	(in US$ millions)
Revenue	5,839.3	6,217.5	5,928.1	6,288.8	6,235.0
Cost of sales and services	(4,773.4)	(4,980.7)	(4,816.8)	(5,038.3)	(4,818.9)

Gross profit	1,065.9	1,236.8	1,111.3	1,250.5	1,416.1
Operating income (expense)
Administrative	(179.1)	(164.3)	(182.0)	(207.5)	(210.5)
Selling	(307.0)	(368.6)	(361.6)	(419.9)	(454.4)
Research	(49.2)	(47.6)	(41.7)	(47.1)	(74.7)
Other operating (expense) income, net	(202.5)	(450.0)	(194.2)	(32.6)	36.9
Equity in losses of associates	1.2	(0.3)	(0.3)	(0.1)	—

Operating profit before financial income (expense)	329.3	206.0	331.5	543.3	713.4
Financial income (expense), net	(47.6)	(51.4)	(22.9)	(24.5)	(96.4)
Foreign exchange gain (loss), net	6.6	4.5	27.6	(14.9)	(14.6)

Profit before taxes on income	288.3	159.1	336.2	503.9	602.4
Income tax (expense) benefit	(25.5)	8.7	(255.4)	(156.2)	(256.4)

Net income	262.8	167.8	80.8	347.7	346.0

Attributable to:
Owners of Embraer	246.8	166.1	69.2	334.7	342.0
Noncontrolling interest	16.0	1.7	11.6	13.0	4.0

	Year Ended December 31,
Earnings per Share—Basic	2017	2016	2015	2014	2013
	(in US$, except for share data)
Net income attributable to owners of Embraer	246.8	166.1	69.2	334.7	342.0
Weighted average number of shares (in thousands)	734,264	735,571	730,205	733,677	729,001
Basic earnings per share—U.S. dollars	0.3361	0.2258	0.0947	0.4562	0.4691

	Year Ended December 31,
Earnings per Share—Diluted	2017	2016	2015	2014	2013
	(in US$, except for share data)
Net income attributable to owners of Embraer	246.8	166.1	69.2	334.7	342.0
Weighted average number of shares (in thousands)	734,264	735,571	730,205	733,677	729,001
Dilution for the issuance of stock options (in thousands)(1)	545	1,690	3,364	3,786	4,795
Weighted average number of shares (in thousands) diluted	734,809	737,261	733,569	737,463	733,796
Diluted earnings per share	0.3359	0.2253	0.0943	0.4538	0.4661

(1)	Refers to the effect of potentially dilutive shares.

	As of December 31,
Consolidated Statement of Financial Position Data	2017	2016	2015	2014	2013
	(in US$ millions)
Cash and cash equivalents	1,270.8	1,241.5	2,165.5	1,713.0	1,683.7
Financial investments	2,365.6	1,775.5	622.6	710.6	939.9
Inventories	2,148.7	2,496.4	2,314.6	2,405.3	2,287.3
Other current assets(1)	1,266.6	1,268.3	1,308.9	981.8	856.9
Property, plant and equipment, net	2,104.9	2,154.2	2,027.4	2,025.8	1,993.3
Intangible assets, net	1,882.4	1,664.6	1,405.4	1,260.9	1,109.1
Other long-term assets(2)	897.2	1,064.1	1,825.1	1,313.6	1,272.3

Total assets	11,936.2	11,664.6	11,669.5	10,411.0	10,142.5

Short-term loans and financing	388.9	510.3	219.4	89.7	79.3
Other current liabilities(3)	2,393.7	2,670.6	2,861.0	2,463.2	2,813.4
Long-term loans and financing	3,809.6	3,249.6	3,311.1	2,418.4	2,115.0
Other long-term liabilities(4)	1,162.0	1,292.9	1,434.3	1,574.9	1,502.6
Shareholders’ equity	4,068.6	3,848.8	3,741.8	3,764.8	3,533.6
Noncontrolling interest	113.4	92.4	101.9	100.0	98.6

Total shareholders’ equity	4,182.0	3,941.2	3,843.7	3,864.8	3,632.2

Total liabilities and shareholders’ equity	11,936.2	11,664.6	11,669.5	10,411.0	10,142.5

(1)	Other current assets consist of: trade accounts receivable, net; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; income tax and social contribution; and other assets.
(2)	Other long-term assets consist of: financial investments; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; guarantee deposits; deferred income tax and social contribution; other assets; and investments.
(3)	Other current liabilities consist of: trade accounts payable; non-recourse and recourse debt; other payables; advances from customers; derivative financial instruments; taxes and payroll charges payable; income tax and social contribution; financial guarantee and residual value; dividends payable; unearned income; and provisions.
(4)	Other long-term liabilities consist of: non-recourse and recourse debt; other payables; advances from customers; derivative financial instruments; taxes and payroll charges payable; deferred income tax and social contribution; financial guarantee and residual value; unearned income; and provisions.

	Year Ended December 31,
Other Consolidated Financial Data	2017	2016	2015	2014	2013
	(in US$ millions)
Net cash generated by (used in) operating activities	757.3	(20.5)	862.5	482.3	564.6
Net cash used in investing activities	(1,097.0)	(979.6)	(1,417.4)	(671.5)	(764.0)
Net cash generated by financing activities	369.6	8.9	1,224.0	333.3	192.5
Depreciation and amortization(1)	312.1	327.0	316.8	286.3	290.6

(1)	Depreciation and amortization consist of: depreciation of property plant and equipment; amortization of government grants; amortization of intangible assets; and amortization contribution from suppliers.

The following tables present a summary of our operational data as of the dates and for the periods indicated.

Other Data

	Year ended December 31,
Other Data: Aircraft delivered:	2017	2016	2015	2014	2013
To the Commercial Aviation Market	101	108	101	92	90
EMBRAER 170	—	—	2	1	4
EMBRAER 175	79	90	82	62	24
EMBRAER 190	12	11	8	19	45
EMBRAER 195	10	7	9	10	17
To the Defense and Security Market	8	16	20	7	6
EMB 145 AEW&C/RS/MP	5	3	1	—	—
EMB 312 Tucano/AL-X/ Super Tucano	3	13	19	7	6
To the Executive Jets Market	109	117	120	116	119
Legacy 600/650	7	9	12	18	23
Legacy 450/500	29	33	23	3	—
EMBRAER 145/170/190 Shuttle	—	—	—	—	2
Phenom 100	18	10	12	19	30
Phenom 300	54	63	70	73	60
Lineage 1000	1	2	3	3	4
To the General Aviation Market	16	2	19	38	60
Light Propeller Aircraft	16	2	19	38	60

Total delivered (in aircraft)	234	243	260	253	275

	As of December 31,
Other Data: Aircraft in backlog	2017	2016	2015	2014	2013
In the Commercial Aviation Market	435	450	513	459	429
EMBRAER 170	1	3	3	5	1
EMBRAER 175	103	104	169	172	188
EMBRAER 190	46	56	55	65	73
EMBRAER 195	5	12	19	7	17
EMBRAER 175 – E2	100	100	100	100	100
EMBRAER 190 – E2	74	85	77	60	25
EMBRAER 195 – E2	106	90	90	50	25
In the Defense and Security Market	73	64	74	65	38
EMB 145 AEW&C/RS/MP	—	—	—	1	1
EMB 312 Tucano/EMB 314/EP Super Tucano	14	7	14	8	12
LAS	6	—	6	17	20
E99	5	5	5	5	5
KC-390	28	28	28	28	—
VU-Y	4	4	6	6	—
MFTS	1	5
F-39	15	15	15	—	—
In the Executive Jets Market	64	122	163	168	208
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle	64	122	163	168	208
Total backlog (in aircraft)	572	636	750	692	675
Total backlog (in US$ millions)	18,337.0	19,622.8	22,460.7	20,920.2	18,205.5

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

Since 1999, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Brazilian Central Bank, or Central Bank, has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated:

	Exchange Rate of Reais to US$1.00
Year ended December 31,	Low	High	Average(1)	Period-end
2013	1.9528	2.4457	2.1741	2.3426
2014	2.1974	2.7403	2.3608	2.6562
2015	2.5754	4.1949	3.3876	3.9048
2016	3.1193	4.1558	3.4500	3.2591
2017	3.0510	3.3807	3.2031	3.3080

	Exchange Rate of Reais to US$1.00
Month	Low	High	Average(2)	Period-end
September 2017	3.0852	3.1932	3.1338	3.1680
October 2017	3.1315	3.2801	3.1900	3.2769
November 2017	3.2136	3.2920	3.2611	3.2616
December 2017	3.2322	3.3332	3.2919	3.3080
January 2018	3.1391	3.2697	3.2106	3.1624
February 2018	3.1730	3.2821	3.2415	3.2449
March 2018 (through March 20, 2018)	3.2246	3.2981	3.2624	3.2981

Source: Central Bank.

(1)	Represents the average of the exchange rates on the last day of each month during the relevant periods.
(2)	Represents the average of the exchange rates during the relevant periods.

We will pay any cash dividends and make any other cash distributions with respect to the common shares in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of American Depositary Shares, or ADSs, upon the conversion into U.S. dollars by the depositary of our ADS program of such distributions for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of our common shares on the São Paulo Stock Exchange, or the B3.

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

Economic downturns in our industry may reduce air travel demand and corporate and personal spending, which may negatively impact our Commercial Aviation and Executive Jets businesses. Downturns may also lead to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned segments. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the aforementioned events would not only have on the air transport industry as a whole and on our business in particular.

We depend on key customers.

In our Commercial Aviation business, as of December 31, 2017, approximately 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from the airlines Skywest, American, JetBlue, Alaska, Air France-KLM and the leasing company NAC /Aldus. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Skywest, AirCosta, AerCap, Azul, AirCastle and ICBC, which represent approximately 91% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of any one of them would significantly reduce our sales and market share.

Progressively, the commercial airline industry is seeking to reduce costs and increase efficiency, and is experiencing a consolidation process through mergers and acquisitions and alliances through code-sharing arrangements. Although it is expected that those consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of aircraft purchases, which may adversely affect us.

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can have a material adverse effect on our results of operations and financial condition. In February 2016, Republic Airways Holdings, which by that time operated a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. As of December 31, 2017, the obligations assumed in accounts payable was US$30.8 million. For further information on these provisions, see “Item 5E. Off-Balance Sheet Arrangements.”

In addition, delays in payment cycles by significant customers may adversely affect our cash position and working capital, as occurred for example in 2014 and to a lesser extent in 2015.

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

In our Defense and Security business, the Brazilian government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian government accounted for 70.4% of segment revenue for the year ended December 31, 2017. A decrease in defense investments by the Brazilian government due to budgetary constraints or other factors that are out of our control could decrease our Defense and Security revenue. We cannot assure you that the Brazilian government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

Our aircraft sales are subject to cancellation and reschedule delivery provisions that may reduce our future revenues, profitability, backlog and cash flow.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2017, we had revenue of US$10.3 million related to contractual fines revenues paid by customers due to contract cancellations, compared to contractual fines revenues of US$16.8 million in 2016 and US$17.3 million in 2015. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.

For certain aircraft sales contracts, we guarantee a portion of the financial value and the residual value for aircraft that we have already delivered. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are secured by the financed aircraft.

Residual value guarantees typically ensure that, at the exercise date (between six and 19 years after the aircraft delivery date), the relevant aircraft will have a residual market value equal to a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average, our residual value guarantee exposure is limited to 11% of the original sale price. In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to the cap.

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$375.1 million (or US$249.1 million, net of provisions of financial guarantee of residual value and financial guarantee already recorded in the amount of US$126.0 million as reflected in Note 25 to our audited consolidated financial statements) under these guarantees as of December 31, 2017. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 36 to our audited consolidated financial statements and “Item 5E. Off Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2017, we accepted 23 aircraft, with a total invoiced value of US$114.0 million, for trade-in pursuant to trade-in options, as compared to 43 aircraft, with a total invoiced value of US$365.4 million, in 2016 and 25 aircraft, with a total invoiced value of US$145.8 million, in 2015. In the aggregate, we are currently subject to trade-in options relating to 11 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that could result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2017, 2016 and 2015, we recorded provisions on financial guarantees and residual value guarantees of US$156.8 million, US$210.8 million and US$192.2 million (excluding provision for Chapter 11 filled by Republic Airways on US$100.9 million), respectively, related to exposure from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer.

Any unexpected decrease in the market value of the aircraft covered by trade-in rights or financial guarantees would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to the guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the then-prevailing market conditions would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.

Any decrease in Brazilian government-sponsored customer financing, or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.

Traditionally, aircraft original equipment manufacturers, or OEMs, from time to time, have received support from governments through governmental export credit agencies, or ECAs, in order to offer competitive financing conditions to their customers, especially in periods of credit tightening from the traditional lending market.

Official government support may constitute unofficial subsidies causing market distortions, which may rise to disputes among governments at the World Trade Organization, or WTO. Since 2007, an agreement known as the Aircraft Sector Understanding, or ASU, developed by the Organization for Economic Co-operation and Development, or OECD, has provided guidelines for the predictable, consistent and transparent use of government-supported export financing for the sale or lease of civil aircraft, in order to establish a “level-playing field.” ECAs from signatory countries are required to offer terms and conditions no more favorable than those contained in the ASU’s base financial agreement when financing sales of aircraft that compete with those produced by the OEMs of their respective countries. The effect of the agreement is to encourage aircraft purchasers to focus on the price and quality of aircraft products offered by OEMs rather than on the financial packages offered by their respective governments.

The Brazilian ECA, Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, together with the Brazilian National Treasury Export Guarantee Fund, offer financing and export credit insurance to our customers under terms and conditions required by the ASU. Any reduction or restriction to the Brazilian export financing program, and any increase in our customers’ financing costs for participation in this program, above those provided in the ASU’s base financial agreement, may cause the cost-competitiveness of our aircraft to decline. Other external factors may also impact our competitiveness in the market, including, but not limited to, aircraft OEMs from countries which are not signatories to the ASU agreement offering attractive financing packages, or any new government subsidies supporting any of our major competitors.

From 2004 through 2017, approximately 27% of our Commercial Aviation deliveries was subject to official export credits. In 2016 and 2017, approximately 57% and 25%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot assure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic opportunities and transactions.

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

We may pursue strategic opportunities and transactions, just as we have in the past, including joint ventures, partnerships, acquisitions or divestitures. We may face a number of challenges, including difficulties in identifying appropriate partners, assimilating with or adjusting to our partners’ or targets’ operations and personnel, maintaining internal standards and controls, as well as the diversion of our management’s focus from our ongoing business. We cannot assure you that we will be able to meet these challenges and that our business or the trading price of our common shares or ADSs will not face disruptions as a result of such opportunities or transactions or the markets’ perception thereof. In 2017, we commenced discussions with the Boeing Company, or Boeing, regarding a possible business combination. The negotiations are ongoing. Any business combination between the Company and Boeing would be subject to the approval of the Brazilian government, Brazilian and international regulators, Boeing, and Embraer. We cannot assure you that a business combination with Boeing will materialize.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,239.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 jet families and the E2 jet family through December 31, 2017. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2017, we met all the required milestones, and as a result, the full amount of the cash contributions were nonrefundable.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect us.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with the large international companies Boeing, Airbus SE, or Airbus, and Bombardier Inc., or Bombardier, we are one of the world’s leading manufacturers of commercial aircraft. Additionally, Chinese, Russian and Japanese companies are developing regional jets and already have firm orders in backlog. Although we have attained a significant market share for our commercial aircraft products, we cannot assure you that we will be able to maintain our market share.

In order to remain competitive in the commercial aircraft manufacturing market in the long-term, we must continue to make technological, efficiency and performance enhancements to our aircraft. The competitive landscape has become increasingly aggressive, for example, in light of deals such as the Airbus acquisition of a majority stake in Bombardier’s C-Series Program.

In addition, as a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. In addition, the level of pre-owned aircraft for sale continues to pressure new aircraft demand in this segment and may impact the value of the used aircraft in our portfolio. We cannot assure you that we will continue to increase our market share in the executive jets market segment, or that we will not experience a reduction in our current market share in this segment, especially taking into account stable market demand scenario that we expect in 2018.

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

We work with a limited number of key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 80% of the production costs in our Commercial Aviation and Executive Jets businesses consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant delays and expense. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot assure you that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

Intellectual property violations may adversely affect us.

We rely on patent, copyright, trademark and trade secret laws, and agreements with our employees, customers, suppliers and other parties, to establish and maintain our intellectual property rights in technology and products used in our operations. Despite these efforts to protect our intellectual property rights, any of our direct or indirect intellectual property rights could be challenged, invalidated or circumvented. In addition, although we believe that we lawfully comply with the intellectual property rights granted to others, we may be accused of infringement on occasion and could have claims asserted against us in the future. These claims could harm our reputation, lead to fines and penalties and prevent us from offering certain products or services. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, hurt our reputation and/or require us to enter into licensing arrangements. We may not be able to enter into these licensing arrangements on acceptable terms. If any infringement brought against us is successful, an injunction may also be ordered against us to stop infringing the alleged rights, which could adversely affect us, our research and/or production.

Unauthorized access to, or release or violation of our, our customers’ or our business partners’ systems and data could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information. In addition, because we have access to certain information technology systems of some of our customers, our systems may be subject to attacks aimed at accessing, tampering with or exposing our customers’ systems and their data.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyber attacks, which could have a material adverse effect on our business and reputation, may occur.

Furthermore, some of our business partners, such as our suppliers, have significant access to confidential and strategic information regarding our projects and engineering data. Many of these suppliers face similar security threats and any attacks on their systems could result in unauthorized access to our systems or data.

Any unauthorized access to, or release or violation of our systems and data or those of our customers or business partners could cause a material adverse effect on our business and reputation.

We may suffer from a lack of qualified personnel.

From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent the competition re-emerges, we may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would adversely affect us.

We are subject to environmental, health and safety risks.

Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which we operate. These laws regulate product performance or content, energy use, greenhouse gas emissions, air quality, water and noise pollution, hazardous substance management, human health risks arising from the exposure to hazardous or toxic materials and the remediation of soil and groundwater contamination.

In addition, environmental regulations related to climate change, including CO2 emissions standards adopted by the International Civil Aviation Organization, or the ICAO, in March 2017, are one of the main drivers of global aerospace industry research and development investments since they may affect customer preferences. We may incur additional costs to improve or create new compliance programs to meet environmental regulatory requirements. We currently have several comprehensive programs in place to reduce the effects of our operations on the environment. For further information, see “Item 4D. Information on the Company—Property, Plant and Equipment.”

Moreover, our services and products must comply with health and safety laws and regulations, as well as substances and preparations. We strive to maintain the highest quality standards and closely follow potential and confirmed changes in laws and regulations to adapt, redesign, redevelop, recertify or eliminate our products to remain compliant with those claims. Seizures of non-compliant products may occur and we may incur administrative, civil or criminal penalties. In the event of an accident or other serious incident involving a product, we may be required to conduct investigations and undertake remedial activities.

We benefit from certain tax and other government-granted benefits and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. For further information, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Brazilian Economic Environment—Tax Incentives.”

We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives. We could be materially adversely affected in the event our existing benefits are cancelled or not renewed.

Investigations by government authorities under the FCPA and other applicable anti-corruption laws may result in substantial fines and other adverse effects.

On October 24, 2016 we finalized definitive agreements, or the Final Agreements, with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or the SEC, for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA. We also finalized a term of undertaking (termo de compromisso e de ajustamento de conduta), or TCAC, with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal), or MPF, and the Brazilian Securities and Exchange Commission, or the CVM, for the resolution of violations of certain Brazilian laws. Under these settlements, we agreed to pay a total of US$205.5 million to the SEC and DOJ (of which US$20.0 million was due under the TCAC), and a total equivalent to US$20.0 million to a Brazilian federal fund. For further information on these settlements, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—SEC/DOJ and Brazilian Public Prosecutor’s Investigations.”

We also agreed to an external and independent monitorship for a period of three years. The monitorship period may be extended at the DOJ’s discretion depending on our compliance with the DPA. In February 2017, the United States authorities appointed the monitor and, in October 2017, the monitor delivered his first report, which contained certain observations and recommendations to further improve our anti-corruption and compliance policies and procedures. The implementation of these recommendations is ongoing. The costs and burdens of the monitoring process could be significant and could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations.

In addition, under the DPA the DOJ has agreed to defer prosecution for three years of the facts acknowledged by us that occurred between 2007 and 2011, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DOJ determines that we have breached the DPA, the DOJ may commence prosecution or extend the term of the DPA for up to one year. Similarly, if we breach our obligations under the TCAC, it may also be terminated by the MPF and the CVM in which case we would be subject to sanctions. The criminal prosecution or sanctions could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Moreover, related proceedings and developments are ongoing and could result in additional fines and possibly other sanctions and adverse consequences, which may be substantial. We currently cannot estimate the costs, sanctions or other adverse consequences in connection with these proceedings, nor can we predict the manner in which any proceedings will be resolved. However, any costs, sanctions or other adverse consequences could be significant, and any resolution could have a material adverse effect on our business, financial condition, results of operations, or cash flows. We believe that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Risks Relating to the Commercial Airline Industry

Scope clause restrictions in airline pilot contracts may limit demand for commercial aircraft in the U.S. market.

A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses are union-negotiated restrictions on the number and/or size of regional jets that a particular carrier may operate. Current scope clause restrictions, which are more prevalent in the United States, include restrictions on the weight of aircraft and number of 76 seat commercial aircraft in an airline’s fleet operated by regional carriers. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76 seat jet category may be limited. The continuation or further tightening of scope clauses could also lead some of our customers who have purchased options to acquire our commercial aircraft not to exercise those options. The next round of negotiations of scope clauses will begin on December 31, 2019, at which time restrictions may be reviewed. We cannot assure that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft. Furthermore, although scope clauses are less prevalent outside the United States, the same uncertainty is present in other regions, like Europe.

The supply of pilots to the airline industry may be limited.

U.S. Federal Aviation Administration, or the FAA, regulations may negatively impact the supply of qualified pilot candidates eligible to be hired in the airline industry. A first officer in U.S. domestic operations must hold an airline transport pilot certificate and an aircraft type rating to fly the aircraft. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to these requirements, there may be a growing scarcity of new entrant pilots who meet the experience qualifications, mainly affecting regional carriers which are the usual entry airlines for new pilots (major airlines are expected to hire many of their experienced pilots). Any further inability to recruit, train and retain qualified pilots may materially affect our customers’ operations.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), or the Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the FAA and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of those laws will affect us. We may be required to incur significantly more costs to comply with these laws and/or to respond to these changes.

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors, such as:

•	interest rates;

•	currency fluctuations;

•	monetary policies;

•	inflation;

•	liquidity of capital and lending markets;

•	tax policies;

•	labor regulations;

•	energy and water shortages and rationing; and

•	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us, our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

Since 2011, Brazil’s economy has been weak. The Gross Domestic Product, or GDP, growth rate was 1.0% in 2017, compared to contraction rates of (3.6)% in 2016, (3.8) % in 2015, and GDP growth was 0.1% in 2014, 2.7% in 2013 and 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2018, analysts forecast that the Brazilian GDP will grow 2.9%.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected, and continue to affect, the confidence of investors and that of the public in general, resulting in economic downturn and heightened volatility of securities issued by Brazilian companies.

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Certain members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption involving the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested and certain senior elected officials and other public officials are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

The ultimate outcome of the investigations related to the Lava Jato is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. We cannot predict the outcome of any of these allegations nor their effect on the Brazilian economy. The development of those unethical conduct cases has affected and may continue to adversely affect our business, financial condition and results of operations and may adversely affect the trading price of our common shares and ADSs.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in October 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 3.0%, 6.3% and 10.7% in 2017, 2016 and 2015, respectively and the tendency is stable or slightly increasing inflation for 2018.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Among the effects of such inflationary pressure is a rise in labor costs. Contracts in our Executive Jets businesses are adjusted for U.S. inflation, through the application of the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers index when delivery is not in the same year of the sale and major contracts in our Defense and Security business are adjusted for Brazilian inflation. If Brazil experiences high inflation again, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us. Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2017, approximately 19% of our cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets with consequences for our businesses, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.9048 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 as of December 31, 2016. In 2017, the real appreciated against the U.S. dollar in comparison to 2016, reaching R$3.3080 per US$1.00 as of December 31, 2017. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real may materially and adversely affect us.

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:

•	Approximately 30% of our total costs are incurred and denominated in reais.

•	Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense (benefit) line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate as of December 31, 2017, the deferred income tax expense would have been higher or lower by approximately US$141.3 million. For further information on the effects of the variation of the real against the U.S. dollar, see Note 24 to our 2017 audited consolidated financial statements Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense and Security business, when converted to the U.S. dollar as our functional currency.

•	Depreciations of the real relative to the U.S. dollar would also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

As a result, we may be materially and adversely affected by exchange rate variations.

Developments and the perception of risk in other countries, especially other emerging markets, may adversely affect the market price of Brazilian securities, including our ADSs, our common shares and our debt instruments.

The market value of securities of Brazilian issuers, including securities issued by us, may be affected by economic and market conditions in other countries, including the United States, European Union and Latin American countries and other emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises elsewhere may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

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

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In January 2018, Standard & Poor’s downgraded Brazil’s credit rating again, from BB to BB-minus with a stable outlook. In December 2015, Moody’s placed Brazil’s Baa3 ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, which changed to stable in March 2017 and back to negative in May 2017, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. The rating agency Fitch also downgraded Brazil’s credit rating from BB-plus to BB with a negative outlook, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession. On February 23, 2018, Fitch downgraded the Brazilian sovereign credit rating to BB-minus with a stable outlook citing, among other reasons, persistent and large deficits, a high and growing government debt burden and the failure to legislate reforms that would improve the structural performance of public finances. As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected. The continuation of the current Brazilian recession and the effects of Brazilian political instability on the economic scenario could lead to further ratings downgrades. As a result of the Moody’s downgrade of Brazil’s issuer and bond ratings in February 2016, the rating agency also downgraded Embraer’s issuer rating from Baa3 to Ba1, below investment grade, as the rating agency largely does not rate issuers higher than one rating notch above the sovereign credit rating of the country in which issuer is located. At this time, Embraer maintains its Standard and Poor’s investment grade rating of BBB, investment grade of Fitch Rating of BBB- and Moody’s of Ba1.

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

The Brazilian custodian for the common shares has obtained an electronic certificate of registration from the Central Bank permitting it to remit foreign currency abroad for payments of dividends and other distributions relating to the common shares or upon the disposition of the common shares. These remittances under an ADR program are subject to a specific tax treatment in Brazil that may be more favorable to a foreign investor if compared to remitting gains originated from securities directly acquired by the investor in the Brazilian regulated stock markets. Therefore, an investor who opts to surrender ADSs in exchange for the underlying common share may be subject to less favorable tax treatment on gains with respect to these investments.

Pursuant to CMN Resolution No. 4,373, in order for the investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank of Brazil and CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, which entitles registered foreign investors to buy and sell directly on the B3. These arrangements may require additional expenses from the foreign investor. Moreover, if the representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner.

The custodian’s certificate of registration or any foreign capital registration directly obtained by the holders may be affected by future legislative or regulatory changes, and we cannot assure the holders that additional restrictions applicable to them, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.

The Brazilian government has veto power over the change in our corporate control, and of our name, trademark or corporate purpose and over the creation or alteration of our Defense and Security programs, and its interests could conflict with the interests of the holders of our common shares and ADSs.

The Brazilian government holds one share of a special class of our common stock called a “golden share,” which carries veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense and Security programs (whether or not the Brazilian government participates in those programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian government. The Brazilian government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot assure you that we will be able to obtain approvals from the Brazilian government in the future to effect important corporate changes, such as those carried out in 2010, or other important corporate changes that may be required.

Our bylaws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.

Our bylaws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors to promote the dispersed ownership of those shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (i) 35% or more of the total shares issued by us or (ii) other rights over shares issued by us that represent more than 35% of our capital, to submit to the Brazilian government a request for making a public tender offer to purchase all of our shares on the terms specified in our bylaws. If the request is approved, the shareholder or group of shareholders must commence the public tender offer to purchase all of our shares within 60 days of the date of approval. If the request is refused, the shareholder or group of shareholders must sell all of their shares that exceed the 35% limit within 30 days, so that the holding of this shareholder or group of shareholders falls below 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our board of directors and our shareholders in a shareholders’ meeting convened for this purpose and with the consent of the Brazilian government, as holder of the golden share.

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

Our bylaws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two-thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. For further information on our voting rights, see “Item 10B. Additional Information—Memorandum and Articles of Association—Voting Rights of Shares—Limitation on the Voting Rights of Non-Brazilian Shareholders.”

The absence of a single, controlling shareholder or group of controlling shareholders may render us susceptible to shareholder disputes or other unanticipated developments.

The absence of a single, controlling shareholder or group of controlling shareholders may create difficulties for our shareholders to approve certain transactions, because, among other things, the minimum quorum required by law for the approval of certain matters may not be reached. We and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, may not be compensated for any losses incurred. Any sudden and unexpected changes in our management, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

Holders of ADSs may not be able to exercise their voting rights.

Holders of ADSs may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement governing our ADSs. Under the deposit agreement, ADS holders must vote the common shares underlying their ADSs by giving voting instructions to the depositary. Upon receipt of the voting instructions from the ADS holder, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their voting right unless they surrender the ADS for cancellation in exchange for the common shares.

Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting and the second call must be published at least 15 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to those holders. We cannot assure you that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.

The relative illiquidity and volatility of the Brazilian securities markets may substantially limit the ability of holders of our common shares or the ADSs to sell the common shares underlying ADSs at the price and time they desire.

Investing in securities, including our common shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired. For further information on the B3, see “Item 9C. Offer and Listing Details—Markets—Trading on the B3.”

Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of our ADSs that we will file any registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will lapse.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and those amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

4A.    History and Development of the Company

Corporate History

Embraer S.A. is a publicly-held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Presidente Juscelino Kubitschek, 1909, 14th and 15th floors—Torre Norte—São Paulo Corporate Towers, 04543-907, São Paulo State, Brazil. Our telephone number is 55-11-3040-9518. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

Originally formed in 1969 by the Brazilian government, we became a publicly-held corporation in 1989 and were privatized in 1994. In the privatization process, the Brazilian government created the golden share, a special class of shares to ensure that the Brazilian government has certain veto rights, in particular regarding military programs.

In 2000, we registered with the SEC and listed our American Depositary Receipts in the New York Stock Exchange.

In 2006, we promoted a corporate restructuring process focused on simplifying our capital structure, which since then is comprised of only common shares, and we also joined a special listing segment of the B3 – Brasil, Bolsa, Balcão, or B3, known as Novo Mercado, enhancing our corporate governance standards. Since then we do not have a controlling shareholder or controlling shareholder group.

In 2010, our shareholders approved a change of our corporate name from “Embraer – Empresa Brasileira de Aeronáutica S.A.” to “Embraer S.A.,” as well as the addition of capabilities and the broadening of the scope of our defense business unit to allow this business unit to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes. As a result, in 2011 and 2012 we made acquisitions and entered into partnerships in the defense segment, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar, and the incorporation of Harpia Sistemas S.A. (which was liquidated in December of 2016), Savis Tecnologias e Sistemas S.A. and Visiona Tecnologia Espacial S.A.

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2 and E195-E2. The E190-E2 is expected to enter service in April 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. Our Commercial Aviation business is our primary business, accounting for 57.7% of our revenue for the year ended December 31, 2017.

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into in service in October 2017 with a demonstration aircraft. Our Executive Jets business accounted for 25.4% of our revenue for the year ended December 31, 2017.

We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the U.S., Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390), basic and advanced training and light attack and training aircraft (Super Tucano) and satellites systems. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market. KC-390’s prototype 001 and 002 together recorded more than 1500 flight hours during 2017, with aircraft 003, 004 and 005 already in the assembly process. At the end of 2017, the aircraft reached Initial Operational Capability, or IOC, a key milestone to reiterate its first delivery to the end of 2018. Our Defense and Security business accounted for 16.3% of our revenue for the year ended December 31, 2017. Revenues from sales to the Brazilian government accounted for 70.4% of the revenue for this segment for the year ended December 31, 2017. Moreover, we provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lookheed Martin Company, for its production of helicopters. We provide to Sikorsky the services of development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020. In addition, we developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2017, we had delivered a total of 1,389 of these aircraft. Our Other Related businesses accounted for 0.5% of our revenue for the year ended December 31, 2017.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,500 Embraer commercial aircraft and over 1,200 Embraer executive jets, as well as more than 700 defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new jets (up to 150 seats) will be put into service. In business aviation, certain forecasts indicate that there may be more than 7,500 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet. During 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business areas to identify synergies and quantify our expertise in our Commercial Aviation, Executive Jets and Defense and Security businesses regarding services and support. For a description of our capital expenditures, see “Item 5C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Capital Expenditures.”

4B.    Business Overview

We are the leading manufacturer of jets up to 150 seats aircraft in the world, based on the number of deliveries during the period from 2004 to 2017, and we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation, and for defense and security purposes and related services. We also produce, market and sell executive jets in the entry-level and light, medium cabin, large and ultra-large categories: the Phenom 100/300 family, the Legacy 450/500 family, the Legacy 650E and the Lineage 1000E, respectively. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship. For the year ended December 31, 2017, we generated revenue of US$5,839.3 million, of which approximately 89% was U.S. dollar-denominated. Of our revenue in 2017, 57.7% was from our Commercial Aviation business, 25.4% was from our Executive Jets business, 16.3% was from our Defense and Security business and 0.5% was from our Other Related businesses. As of December 31, 2017, we had a total firm order backlog of US$18.3 billion, which included 435 firm orders for commercial aircraft.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft delivered, we are the leading manufacturer of jets with up to 150 seats, with a strong global customer base. Around 100 airlines from over 60 countries are flying our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low cost carriers in the world.

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

Strategic Risk-Sharing Partners. With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft with their own funds, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our research and development expenses through direct contributions of cash or materials. These strategic relationships enable us to reduce our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility of our production process.

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

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2017, engineers comprised 31.4% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2017, we had more than 500 units in the ERJ 145 family and over 1,300 units in the EMBRAER 170/190 jet family in active service. We believe that market opportunities exist for the EMBRAER 170/190 jet family and for the new E2 family of jets, especially with airlines seeking to expand their fleet, increase their penetration in higher density markets and add longer routes. We also believe that our commercial jets will have opportunities with mainline and low-cost airlines that are right sizing their fleets to adjust capacity for low to mid-density markets and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

Commitment to Investing in our Commercial Aviation Products. Our new generation of Commercial Aviation jets, the E2s, reinforce Embraer’s commitment to investing in its commercial aviation products as well as maintaining market leadership in the segment. The aircraft will have state-of-the-art engines, which, combined with new aerodynamically advanced wings, full fly-by-wire flight controls and improvements to other systems, will improve efficiency by delivering significant reductions in fuel burn, maintenance costs, emissions and external noise.

Strengthening Our Position in the Executive Jets Market. We believe that the executive jets market provides us with significant growth opportunities. We offer products in nearly all executive jet categories, from the entry-level to the ultra-large cabin class. We have developed the Phenom 100EV, an entry-level jet, the Phenom 300E, a light jet, Legacy 450 and Legacy 500, both medium cabin jets, the Legacy 650E, a large jet and the Lineage 1000E, an ultra large jet. This portfolio represents one of the broadest in the industry. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets. In the last 12 years, we have introduced four clean sheet design aircraft to the market: Phenom 100, Phenom 300, Legacy 500 and Legacy 450. In 2017, once again, our customer support placed first in an independent, industry-leading survey, Aviation International News, or AIN.

Continue to Pursue Market Niche Opportunities in the Defense and Space Market. We currently offer products for transportation, light attack, training, intelligence, surveillance and reconnaissance. With our products, we have been able to provide enhanced capabilities through a portfolio of defense-integrated solutions, meeting the needs of a wide range of governments to address their military assignments.

Continued Focus on Customer Satisfaction established and respected Services and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers can rely on several authorized third-party maintenance service centers around the world to comply with their maintenance needs. On December 20, 2016, we announced the creation of Embraer Services and Support. During 2017, the new business unit began consolidating services and customer processes previously allocated to each of our other business areas. For further information on our support and services network, see “—Business Development” and “—Services and Support.”

Continue to Motivate Our Employees and Improve Our Production Processes and Managerial Practices. We are constantly seeking to exceed our customers’ expectations. In order to achieve this goal, we must, on a daily basis, continuously seek to implement the most efficient production processes and best managerial practices. Because the success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years, we recognize that we must continue to motivate our employees and refine our production processes. To that effect, we have implemented, and intend to further develop, corporate programs based on a “lean manufacturing” philosophy, such as the Embraer Enterprise Excellence Program, or P3E.

Discussions with Boeing

In 2017, we commenced discussions with Boeing regarding a possible business combination. We already have active partnerships in various areas with Boeing, including engineering, as well as ecological, social and cultural projects.

The negotiations are ongoing. Any business combination between the Company and Boeing would be subject to the approval of the Brazilian government, Brazilian and international regulators, Boeing, and Embraer. We cannot assure you that a business combination with Boeing will materialize.

Evolution in Business Management – P3E

Launched in 2007, P3E promotes excellence in corporate management, processes and products. P3E comprises four pillars: (i) the development of Embraer’s organizational culture; (ii) personnel development; (iii) continuous leadership training; and (iv) the pursuit of excellence and efficiency in all processes.

Based on continuous improvement, P3E encompasses all of Embraer’s businesses, operating locations and processes. In addition, it generates value for stakeholders by connecting each area to value streams with resulting strategies. P3E uses the Kaizen concept to optimize processes for productivity gains and eliminate waste.

In 2017, Embraer launched the “Passion for Excellence” program with the goal of becoming the most efficient aerospace and defense company in the world. Our transformation office, launched shortly thereafter, is responsible for the management of priority work areas and work streams. In addition, the office monitors project execution and adherence to expected results, while reinforcing the “lean manufacturing” and excellence concepts that have been central to our management since the launch of P3E in 2007.

P3E is an essential component of the “Passion for Excellence” program, both of which are managed by our transformation office.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 57.7% of our revenue for the year ended December 31, 2017.

Products

We developed the ERJ 145 family, our 37-50-passenger twin jet-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ 145 was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of December 31, 2017, more than 500 ERJ 145 aircraft remained in service around the world.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers four aircraft models in the regional passenger jet range. The EMBRAER 170 is a 70-78 seat jet and the EMBRAER 175 is a 78-88 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 108-124 seat jet. The EMBRAER 170 was certified by the Brazilian Aviation Authority, the FAA, the Joint Aviation Authority of Europe (the former advisory organization that made certification recommendations to non-European Union national authorities), or the JAA, and the EASA in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by the Brazilian Aviation Authority in December 2004, by the EASA in January 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by the Brazilian Aviation Authority in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by the Brazilian Aviation Authority in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality. Aircraft in the family share approximately 86% of the same components. The high level of commonality in this jet family lowered our development expenses and shortened our development period. We believe that this commonality leads to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family does not share the same wing design. This new regional jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric Aircraft Engines and contain state-of-the-art avionics manufactured by Honeywell International Inc. (Aerospace).

The EMBRAER 170/190 jet family’s principal features are:

•	Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,700 nautical miles, respectively, and each is available in the long-range version, with maximum fully loaded ranges of 2,100 and 2,000 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,800 and 1,500 nautical miles, respectively, and each is available in the long-range version with maximum fully loaded ranges of 2,400 and 2,200 nautical miles, respectively.

•	Ground servicing. The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•	Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom, and a larger baggage compartment than the regional jets of our competitors, including those regional jets that are in the development stage.

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. We estimate our total investments in the new E-Jets E2 models to be US$1.7 billion, net of contributions from suppliers, through 2021.

The launch of the E2 advances our vision of offering leading-edge commercial aircraft with a capacity right-sized for 70 to 150 seats, seamless mainline comfort and performance for flexible and efficient utilization by regional, low-cost and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of a mature platform and commonality with current generation E-Jets. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal.

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

In June 2015, two years after the launch of the program, we began to assemble the first of the E-Jets E2 family, an E190-E2, at our factory in São José dos Campos. We have already received the first sub-assemblies from suppliers in several countries.

In November 2015, the Pratt &Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft successfully completed its first flight initiating the engine’s flight test program.

In February 2016, in a ceremony held at our plant in São José dos Campos, we presented the E190-E2. The E190-E2 made its first flight in May 2016. In March 2017, in a ceremony held at our plant in São José dos Campos, we presented the second model of E2 jet family, the E195-E2 that is scheduled to entry into service in 2019.

On March 9, 2017 we announced that Azul, the largest operator of the current generation E195s in the world, will be the launch operator of the E195-E2. Azul has 30 firm orders and 20 purchase rights for the E195-E2.

On February 28, 2018, in a ceremony held in São José dos Campos, we received Type Certificate for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft, from ANAC, the FAA and EASA. It was the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major worldwide certification authorities simultaneously.

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia (particularly China) and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2017, our largest customers by number of aircraft in service were Republic, Envoy Air, Skywest, Azul, JetBlue, Tianjin-HNA, Mesa, Aeromexico and Tran States. In addition, as of December 31, 2017, almost 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Skywest, American, JetBlue, Alaska, Air France-KLM and the leasing company NAC/Aldus. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Skywest, AirCosta, AerCap, Azul, AirCastle and ICBC, which represent approximately 91% of our E-Jets E2 family orders. For a discussion of significant customer relationships, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We depend on key customers.”

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula. Our contracts generally include an option for our customers to purchase additional aircraft at a fixed price option, subject to the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. In addition, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements” for a more detailed discussion of these provisions.

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

We include an order in backlog once we have received a firm commitment, represented by a signed contract. Our backlog does not include options and letters of intent for which definitive contracts have not been entered into.

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

Services and Support

We are working on further developing our portfolio of services for our commercial aviation customers, which comprises the following areas:

•	field Support, which provides convenient, accessible, on-site or remote assistance for all operational and technical issues in order to maximize customer performance;

•	technical Support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	flight Operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision and training resources;

•	aircraft Modification, which provides execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	materials, which ensures availability and economy in parts and materials management for both scheduled and unscheduled maintenance;

•	maintenance, which provides optimized maintenance solutions based on best practices for efficiency, safety and effectiveness;

•	training, which prepares crew, maintenance technicians and operations personnel for the highest levels of competence; and

•	eSolutions, which deploys the internet as the core communication channel for 24 hours a day, seven days a week collaboration and information exchange.

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers and respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Amsterdam, Netherlands, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

In São José dos Campos, we also offer the following services:

•	Customer Care Center, providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	Maintenance Repair and Overhaul, or MRO, network management strategy and policy;

•	business development support;

•	technical publications development; and

•	technical services, such as: maintenance training, eSolutions, engineering services, pilot services and aircraft modifications.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as our:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan;

•	Embraer Parts Exchange Program; and

•	Customer Stock Optimization.

We own and operate MRO facilities in Nashville, Tennessee, where we have the Embraer Aircraft Maintenance Services, a dedicated service center for commercial aviation, and through Indústria Aeronáutica de Portugal S.A, or OGMA, we offer dedicated maintenance services to both commercial and defense customers in Alverca, Portugal.

The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2017, these centers are:

•	TAP Maintenance & Engineering, in Porto Alegre, Rio Grande do Sul, Brazil;

•	STAECO, in Jinan, China;

•	HNA Technik, in Tianjin, China;

•	AUSTRAL, in Buenos Aires, Argentina;

•	Kenya Airways, in Nairobi, Kenya;

•	SIA Engineering Company, in Singapore; and

•	Hawker Pacific, in Singapore.

Our strategy is to target our service and support leadership position by continuing to provide the best customer support anytime and anywhere in the world, and relying on our strong MRO Network, which satisfies customers’ expectations of quality, lead time, affordability, capability and global coverage.

We constantly monitor customer satisfaction levels and keep open communication channels with them to understand customer needs and define the most appropriate actions for the continuous improvement of our customer support. To do so, we use the following tools and forums:

•	a customer support satisfaction survey performed annually in order to identify our competitive position;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences, which are yearly events typically held in regions of the world where we have customer operators;

•	Embraer MRO Conference, which is typically a yearly event held in our service centers;

•	Maintenance Cost Workshop, which is typically a yearly event where operators share best maintenance practices and discuss cost reduction initiatives;

•	events organized by customers, including the Operators’ Maintenance Forum and the European Customer Community Conference;

•	interactive forums for discussions in the web portal FlyEmbraer, fostering the exchange of experiences among customers and Embraer;

•	participation in international fairs related to maintenance, technology, customer relationship management and others;

•	Customer Advisory Board, a biennial meeting with senior executives from our customer companies to get high level insights, visions and suggestions for our future; and

•	an internal program, Embraer Excellence in Customer Experience, which aims to address changes in the Services and Support area of the Commercial Aviation division, in order to elevate the performance of our Commercial Aviation business, covering current and future market needs, with the purpose of obtaining the highest levels of customer satisfaction based on their experience in the commercial aviation industry.

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing and other resources than we do.

We currently face the strongest competition from the following aircraft:

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft, or ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	CSeries, CS100 and CS300, 110 to 150-seat jets produced by Bombardier, which entered into service in 2016;

•	MRJ, a 76 to 88-seat jet under development by Mitsubishi, which is expected to enter into service by 2020;

•	ARJ21, a 90-seat regional jet produced by COMAC;

•	SSJ100, a 103-seat regional jet produced by Sukhoi;

•	A319, a 140-seat jet produced by Airbus;

•	A319neo, a re-engined A319 jet expected to enter into service in 2018;

•	737-700, a 126-seat jet produced by Boeing; and

•	737 MAX 7, a re-engined and stretched 737-700 jet, with 138-seat, expected to entering into service in 2019.

We are the leading manufacturer in the market for jets up to 150 seats in the world, with 28% of market share in terms of accumulated deliveries, since 2004, followed by Bombardier with 25%, Airbus with 16%, ATR with 13%, Boeing with 12% and the remaining 6% held by other competitors.

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

In addition, while the competitive landscape has become increasingly aggressive, deals such as the Airbus acquisition of a majority stake in Bombardier’s C-Series Program are evidence of the opportunities in the 100-150 seats market. With the Airbus sales team marketing the C-Series Program, we believe customers who would not have previously considered the C-Series will seek our E190/E195-E2 as a comparable alternative.

Executive Aviation Business

We refer to our business aviation segment as our “Executive Jets business.” Our current portfolio is one of the broadest in the industry, comprising the entry-level Phenom 100 EV, the light Phenom 300E, the revolutionary medium cabin Legacy 450 and Legacy 500, the large cabin Legacy 650E and the ultra-large cabin Lineage 1000E.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, high-net-worth individuals and to flight academies, both independent as well as those belonging to airlines and armed forces. Our Executive Jets business accounted for 25.4% of our revenue for the year ended December 31, 2017. On December 31, 2017, our firm orders in backlog for our executive jets totaled US$777.4 million.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the Brazilian Aviation Authority and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to ten people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the Brazilian Aviation Authority and FAA certification and entered into service one year after the Phenom 100. By the end of 2017, the Phenom 100 fleet comprised more than 350 aircraft distributed in more than 30 countries and the Phenom 300 fleet comprised over 430 jets distributed in more than 30 countries. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by the Brazilian Aviation Authority in December 2008 and by the FAA in January 2009, and entered into service in the first half of 2009. By the end of 2017, the Lineage 1000 fleet comprised more than 25 units distributed in 13 countries. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, enhancing the customer experience by extending its range capability and offering new interior amenities.

In April 2008, we formally launched two new programs in the medium cabin category, the medium cabin Legacy 450 jet, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the medium cabin Legacy 500 jet, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 450/500 medium cabin jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 650. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered into service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of 2,900 nautical miles in the Legacy 450’s range, and it entered into service in December. In November 2017, we introduced the best-in-class 5,800 foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. By the end of 2017, the Legacy 450/500 fleet was composed of more than 90 units distributed in 18 countries.

In October 2009, we introduced the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received the Brazilian Aviation Authority and FAA certification in October 2010 and February 2011, respectively, and entered into service in November 2010. The latest evolution of the aircraft that started our Executive Jets business is the Legacy 650E, which introduces auto-throttle and interior enhancements, in addition to a ten-year warranty, which set a new industry standard for performance and reliability. By the end of 2017, the fleet of Legacy 600 and Legacy 650 comprised more than 280 jets in service in 55 countries.

Competition

Phenom 100 and Phenom 300 competitors in the entry-level and light jet categories include Textron, Bombardier, Honda and Pilatus. In the medium cabin category, the Legacy 500 competes with Textron, Bombardier, Dassault and Gulfstream aircraft, while the Legacy 450 competes largely with aircraft produced by Bombardier and Textron. The Legacy 650 competes with aircraft produced by Dassault, Bombardier and Gulfstream. Boeing and Airbus are the main competitors for the Lineage 1000E ultra-large jet.

Continuing Internationalization

In October 2014, we announced our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our campus at Melbourne International Airport. The new complex consists of four new buildings: an assembly hangar, a paint facility, a completion center and a flight preparation facility, which are operational, as well as a new dedicated delivery center that will begin operations in the first half of 2018. As of December 31, 2018, our Melbourne campus had an area of approximately 450,000 square feet.

Our Executive Jets customer fleet has expanded globally and has a strong presence in major markets. In order to ensure customer satisfaction, we implemented a new spare parts system and planning policy to generate synergies among business units. Our new planning policy will further enhance stock optimization and service levels, offering customers an availabilitybetween 92% and 98% for our spare parts items.

Services and Support

We expect to continue enhancing customer support and services offered in our Executive Jets business. To this end, we have added five wholly owned service centers to our operations since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; Bradley, Connecticut and Sorocaba, São Paulo. At the end of 2017, we had 69 service centers to support our executive jets fleet.

We have further developed our customer support and services structure to enhance our customers’ satisfaction in operating our executive jets. To measure our customers’ satisfaction, we conduct a yearly customer experience survey of executive jets customers to develop action plans that will allow us to provide effective responses to our clients. Our Customer Support Contact Center counts on a team of specialists dedicated to support all Embraer Executive Jets and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center operates 24 hours a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to the final solution, by quickly and efficiently applying appropriate resources to critical needs, assuring that customers have expert assistance anywhere in the world.

Since 2014, our product support has been top-ranked in industry surveys. In 2016, for the first time, we were number one in both the AIN and Pro Pilot Product Support Surveys. In 2017, AIN ranked us first for project support. The positive customer responses evidenced by these surveys demonstrate our efforts in providing excellent customer support and services which are consistent with our business strategy and demonstrate Embraer’s commitment in this regard.

In 2017, our three service centers in the United States received for the seventh time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2013, we selected FlightSafety International as the training provider for the Legacy 450/500 and by the end of the year the first Full Flight Simulator had already been built. It was certified in November 2014 in accordance with the aircraft’s entry to service at the end of 2014. In 2016 FlightSafety offered its inaugural class in the Legacy 500 Full Flight Simulator, in Dallas, TX, USA.

Defense and Security Business

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

As of December 31, 2017, we had sold more than 1,250 defense aircraft, including government transport aircraft, to more than 40 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet products. Our Defense and Security business accounted for 16.3% of our revenue for the year ended December 31, 2017.

Products

Military Transport—KC-390

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

In 2016, Embraer and Boeing expanded their agreement, signing an agreement to jointly market and support the KC-390 military transport aircraft. Under the agreement, the companies will pursue new business opportunities together, both for the aircraft itself and for aircraft support and services. The KC-390 completed a key milestone in 2017, when Embraer demonstrated its IOC to the Brazilian Air Force. After making its debut at the Paris Airshow in France, the aircraft subsequently carried out demonstrations in several countries and covered an additional 90,000 km. The aircraft confirmed its high level of maturity, achieving 100% availability during all flights in this period. The certification campaign is on schedule, with the delivery of the first aircraft scheduled for 2018. Sales campaigns are taking place in several countries, memoranda of understanding have already been signed for up to 16 aircraft and a campaign for five aircraft plus an after-sales package (spare parts, maintenance and training, among others) is already in an advanced stage in Portugal.

Light Attack and Training—Super Tucano

Equipped for counter insurgency scenarios with integrated sensors, data-link, cockpit protection and multiple weapons configurations, the combat proven Super Tucano is the market benchmark in its class, as the only turboprop platform under production that was designed from its inception for close air support, precision weapons delivery, intelligence, surveillance and reconnaissance, or ISR, and electronic warfare. Due to its handling characteristics, low operational cost and state-of-the-art avionics systems, the Super Tucano is also a full-fledged advanced trainer.

In February 2013, the U.S. Air Force awarded the Light Air Support, or LAS, contract to Sierra Nevada Corporation, or SNC, who partnered with us to supply 20 Embraer A-29 Super Tucano aircraft as well as ground training devices, pilot and maintenance training and logistic support. The aircraft have been used to provide light air support, reconnaissance and training capabilities to two foreign countries, and the U.S. Congress approved additional support to another country’s military operations with the Super Tucano through the LAS program. In March 2013, we officially opened a 40,000-square-foot facility in Jacksonville, Florida, to produce the LAS aircraft. The facility in Jacksonville performs pre-equipping, mechanical assembly, structural assembly, systems installation and testing, and flight testing of A-29 aircraft. Through the LAS program, SNC and Embraer support more than 1,400 jobs with more than 100 companies throughout the United States. Jointly with SNC, we have been participating in the OA-X assessment, the U.S. Air Force’s potential program for the acquisition of up to 300 aircraft in the Super Tucano A-29 category. Although the budget approval by the U.S. government is still under discussion, the capabilities assessment was concluded in 2017 and the Super Tucano A-29 has met all mandatory requirements, being classified as a Tier-1 potential supplier, jointly with Textron AT-6.

In 2017, we sold six Super Tucano aircraft to an undisclosed customer. The deliveries are planned for 2018 and the aircraft will be used for tactical and advanced training as well as light attack and ISR missions. Six Super Tucano aircraft were sold to the Philippine Air Force. All aircraft are expected to be delivered in 2019. The Super Tucano was selected as part of the Philippine Air Force’s modernization plan following a public bidding process involving other manufacturers. Also in 2017, Embraer and Mali’s Air Force signed a settlement agreement to adjust the scope from six to four Super Tucano. In the United States Air Force’s LAS Program, three A-29 Super Tucano aircraft were delivered and six aircraft were purchased during 2017.

Fighter—F-X2 Project

In July 2014, Embraer Defense and Security and Saab entered into a memorandum of understanding to collaborate in a joint program management for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we will perform a relevant role in the overall program performance as well as undertake an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and two-seat versions of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force. The contract between the companies that establishes the partnership for joint development, industrialization and management of the F-X2 Project for the Brazilian Air Force, became effective in 2015. We participate in the coordination of all development and production activities in Brazil. Furthermore, we and Saab will work together in the development of the two-seat version of the Gripen NG.

By December 2017, a team of more than 120 Embraer engineers and technicians were in Sweden to conduct initial training in the maintenance and development work for the Gripen NG. All the technology developed by the joint team will be later transferred to Brazil. A dedicated engineering development center for this program, the Gripen Design Development Network, or the GDDN, was inaugurated at Embraer’s industrial plant in Gavião Peixoto, in the State of São Paulo, to support the Brazilian Air Force Program. We have over 60 trained engineers working on the development of Gripen NG in the GDDN with engineers from Saab and other beneficiary companies. In June 2017, the first Gripen E prototype flight occurred in Sweden.

Special Transportation Aircraft

We have two ongoing programs under the contract to special transportation aircraft. The first special mission program is I-X, accomplished between Embraer and the Brazilian Air Force. The contract started in 2014 with the sale of six Legacy 500 aircraft adapted to flight inspection missions. The deliveries are scheduled to take place in 2018 and 2019. Due to budgetary constraints of the Brazilian government, in the end 2017, the scope had to be adjusted from six to four aircraft.

The second program delivered four Phenom 100 Aircraft to the Military Flight Training System (MFTS) of the United Kingdom Ministry of Defense, in 2017. The MFTS takes United Kingdom Armed Forces aircrew from initial training through elementary, basic and advanced flying training phases preparing them for their arrival at their designated operational conversion units.

Modernization Programs

We offer military aircraft modernization services and currently have four ongoing programs under contract, three with the Brazilian Air Force and one with the Brazilian Navy. The first program, known as F-5BR, is focused on performing structural and electronics upgrades for F-5 fighter jets. In 2012, we concluded the modernization and delivery of 46 F-5 jets to the Brazilian Air Force. In 2011, a contract to modernize one additional batch of 11 F-5 fighter jets was signed. During 2015, the scope of this contract was reduced from 11 to three aircraft. By the end of 2017, two of these three aircraft have already been delivered.

The second program, known as the A-1M modernization program, focuses on modernizing the AMX. From 2013 to 2014, Defense and Security delivered three A-1M fighter jets to Brazilian Air Force. Due to Brazilian government budget constraints, the scope was adjusted from 43 to 14 aircraft at the end of 2016. In 2017, we delivered the fourth aircraft and the other deliveries are expected by 2020.

The third modernization program regards the upgrade of the 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation), with the goal of incorporating new technology, including new avionics, radars, power generation and autonomous oxygen generating systems. Until 2017, two modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy.

The fourth contract signed between Embraer Defense and Security and the Brazilian Air Force relates to the modernization of five EMB 145 Airborne Early Warning and Control, or AEW&C. The contract also provides for six mission planning and analysis stations, which will be employed in the training and improvement of crews. The first delivery is scheduled for 2019.

Principal Defense and Security Subsidiaries and Joint Ventures

Savis Tecnologia e Sistemas S.A. and Bradar

Savis Tecnologia e Sistemas S.A. is a company dedicated to developing, designing, certifying, industrializing, integrating and deploying systems and services in the area of border monitoring and protection of strategic structures.

Bradar specializes in the development of electronic systems and sensors as defense radars for ground and aerial surveillance, electronic warfare and intelligence equipment, and airborne remote sensing solutions for mapping and monitoring using synthetic aperture radar (BradarSAR) that generates high-resolution precision maps on day or night and all weather conditions.

Savis, through its distinct systems integration capabilities, and Bradar, with its technological development capabilities, have joined efforts in the execution of complex projects. Together, they form the Consortium Tepro, which is responsible for implementing the Integrated Border Monitoring System, or SISFRON, in Brazil. Savis as leader of the Tepro Consortium, is the lead system integrator for Phase I of Brazilian Army’s SISFRON, which is one of the largest ongoing border surveillance projects in the world. The full scope of the SISFRON will encompass the surveillance and protection of more than 10,000 miles of Brazilian western land borders, stretching through 11 Brazilian states and 10 neighboring countries, covering 27% of Brazil’s land mass.

SISFRON’s Phase I includes the surveillance and protection of approximately 400 miles of Brazilian borders under responsibility of the Western Military Command, covering the frontiers between the Brazilian States of Mato Grosso and Mato Grosso do Sul with Paraguay and Bolivia.

In 2017, the SISFRON Program was over 2/3 implemented, delivering operational capabilities to the Brazilian Army in different technologies and areas of application, including sensors for electromagnetic signal intelligence, or COMINT, mobile and fixed ground surveillance radars, optronics, tactical and strategic communications networks, mobile and fixed command and control centers. All of this works organically as one system, backed by extensive Integrated Logistic Support.

Another important accomplishment for Savis and Bradar in 2017 was the conclusion of the development phase and production of the first two operational units of COMINT Sensors for SISFRON by Bradar, the transfer and initial operation of the SISFRON Network Operations Center in the city of Campo Grande, State of Mato Grosso do Sul, and successful completion of the S200 Radar Conformity Assessment by the Brazilian Air Force.

Atech

Atech is a Brazilian company, fully owned by us since 2013, focused in complex systems for critical missions, developing products and services in the area of command and control, communications, computer and intelligence, air defense and air traffic control for the defense, security and other civil applications. Atech is responsible for the development and modernization of Brazilian Air Traffic Control Systems and has already implemented the new SAGITÁRIO system in 14 Air Traffic Centers in Brazil. In 2017, Atech also signed important contracts, including a new long term contract to continue updating and modernizing the Brazilian air traffic control systems.

In 2017, Atech successfully delivered and implemented the second phase of the Air Traffic Flow Management System (Skyflow) to the Airport Authority of India. Atech also concluded the development and started the implementation of the integrated solution (Air-Ground Surveillance, Air Traffic Control, Communication and Command and Control) in an African country as part of the contract signed in 2015.

As part of the Nucleoelectric Generation Laboratory program, or LABGENE, signed with the Brazilian Navy to develop the protection and control system of the nuclear reactor for the project, Atech concluded all system definition and the procurement phase of the project and the program has been evolving as planned.

The company also continued the technology transfer and development of the mission training and support system of the new Brazilian FX fighter program, as part of our contract with SAAB. Other relevant programs have evolved in 2017 as the H-XBR (Atech is responsible for the Tactical Mission System) with the conclusion of the qualification phase of the system in the helicopter H-225. Atech is also positioned as the strategic alternative to develop critical systems for Embraer, including the new Logistics Execution System (LES) and digital solutions.

Visiona Tecnologia Espacial S.A.

In November 2011, Embraer and Telecomunicações Brasileiras S.A., or Telebras, formed Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%.

Through this partnership between Embraer and Telebras, Visiona is the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite, or SGDC, with responsibility for the system integration. This is a key step for Embraer’s entry into the satellite integration business.

In November 2013, Visiona was selected by Telebras to be the integrator of the SGDC system that, once delivered, will be operated by Telebras and the Brazilian Ministry of Defense.

In December 2016, after a successful phase of environmental and functional tests, the satellite was delivered and approved. It is ready to be shipped to the launch site according to its launch slot. The ground system’s test and validation was also concluded in December 2016.

In 2017, the SGDC launched successfully, and Telebras took over its control. X-Band services (6 GHz to 8.5 GHz), used for strategic defense communication, have already begun for the Ministry of Defense. Ka-Band service (17GHz to 30GHz), used for broadband internet service, is due in early 2018. Visiona has also signed a contract to support Telebras in its satellite operations.

Indústria Aeronáutica de Portugal S.A—OGMA

Indústria Aeronáutica de Portugal S.A, or OGMA, located in Alverca, Portugal, combines the accumulated know-how as an aircraft manufacturer and maintenance service provider. OGMA is celebrating its 100th Anniversary in 2018. It offers worldwide MRO services for defense, commercial and executive aviation as well for aircraft engines and components. Furthermore, OGMA plays an important role as a major aerostructures supplier of integrated solutions to OEMs and first tier suppliers. OGMA delivers assemblies and sub-assemblies of both metallic and composite materials. Embraer owns 65% of the voting capital of OGMA and the Portuguese Defense Company (EMPORDEF) owns the remaining 35%.

During 2016, OGMA made important investments focusing on efficiency and maintenance capability improvements, including a new painting hangar, a new commercial aircraft MRO line and manufacturing capabilities (automatic riveting and 5axe machines). In 2017, OGMA proceeded in making investments in continuous MRO improvements and in its aerostructures manufacturing area, specifically in equipment and technologies and continuous training for its personnel.

Services and Support

Our Defense and Security customer service portfolio involves material support, training, field support, technical support and MRO services.

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

In 2017, sales efforts resulted in new contracts to support Embraer’s Defense and Security customers. We strengthened this relationship by establishing several support and services contracts in Latin America, Europe, Africa and Asia, improving the quality of service in order to meet customers’ operational requirements.

Competition

Our military aircraft faces rigorous competition from various manufacturers from different countries in each market segment. The Super Tucano competes in the light attack market with the Textron AT-6 and Scorpion. In the flight training market, it competes with the Pilatus PC-21 (advanced) aircraft from Switzerland, the Textron T-6A/B from the U.S.

In the military transport segment, the KC-390 will operate in the medium airlift segment in the class of 23 tons. Hence its main competitor is the C-130J. Given the multi-mission design of KC-390, including Medical Evacuation, Search and Rescue, Firefighting, Air-to-Air Refueling, Transport of Troops and Aerial Resupply, specific competition with other platforms is also expected.

Other Related Businesses

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, a Lookheed Martin Company, for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related businesses accounted for 0.5% of our revenue for the year ended December 31, 2017.

We provide to Sikorsky Corporation, the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020.

We also developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2017, we had delivered a total of 1,389 of these aircraft, including 16 in 2017.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to the marketing of aircraft, we created ECC Leasing in September 2002. ECC Leasing has been able to re-market aircraft in its portfolio with conditions and at values similar to market and without any guarantee from Embraer. All sale and leasing transactions were entered into based on market rates, helping to sustain the present and future values of our products.

In January 2017 ECC Leasing merged with Embraer Netherlands, with its assets and activities incorporated under Embraer Netherlands. The mission of Embraer Netherlands, as our company responsible for aircraft operating lease activities, is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us via trade-in transactions. We also provide re-marketing services to third parties looking to sell their Embraer manufactured aircraft.

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Since its establishment in 2002, this activity handled 207 aircraft, of which two are under operating leases, 41 are available or under lease/sale negotiations, two are performing flight tests at Embraer, and 144 were sold.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets in the 37 to 50 seat category.

Markets

The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in US$ millions)
Commercial Aviation
North America	2,077.6	2,461.7	2,452.7	2,065.0	1,089.4
Latin America (except Brazil)	23.5	87.3	89.8	64.7	457.9
Asia Pacific	723.7	641.1	307.8	155.4	546.3
Brazil	53.9	57.6	145.3	73.9	103.5
Europe	354.0	230.8	316.5	624.7	916.4
Others	139.2	48.5	36.6	179.6	193.5

Total	3,371.9	3,527.0	3,348.7	3,163.3	3,307.0
Executive Jets
North America	1,123.9	1,247.2	1,226.6	739.3	632.2
Latin America (except Brazil)	6.1	107.9	38.7	110.7	6.3
Asia Pacific	118.2	118.3	149.2	353.3	336.6
Brazil	38.4	68.8	72.6	207.1	357.7
Europe	194.3	184.3	218.3	168.4	290.6
Others	4.0	4.0	13.2	12.7	21.1

Total	1,484.9	1,730.5	1,718.6	1,591.5	1,644.5
Defense and Security
North America	117.6	179.1	177.2	199.5	26.4
Latin America (except Brazil)	20.7	17.7	21.7	47.3	16.3
Asia Pacific	11.1	27.7	33.2	78.5	71.0
Brazil	630.4	543.6	479.3	1,004.5	848.5
Europe	144.1	103.6	84.8	100.0	166.9
Others	26.8	61.0	14.9	26.6	67.8

Total	950.7	932.7	811.1	1,456.4	1,196.9
Other Related businesses
North America	21.3	22.8	30.1	53.6	59.7
Asia Pacific	—	—	—	0.1	—
Brazil	10.5	3.9	12.3	20.0	26.9
Europe	—	0.6	7.3	3.9	—

Total	31.8	27.3	49.7	77.6	86.6

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our commercial and executive aircraft. Approximately 80% of the production costs in our Commercial Aviation and Executive Jets businesses consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Jets, and Defense and Security businesses. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

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

In addition, we have entered into purchase agreements with our major suppliers, which cover our production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers, and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. We are not obligated to purchase a minimum amount of materials annually under any of these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing. For further information on our relationship with our suppliers, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—We work with a limited number of key suppliers.”

EMBRAER 170/190 Jet Family

We are continuously improving the EMBRAER 170/190 jet family, together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the supplier arrangements of ERJ 145 regional jet family, in which we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, including the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-sharing partners lowers our capital expenditures, which decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs. It also shortens development and production time.

In addition, some of the risk-sharing partners for the EMBRAER 170/190 jet family have assumed a broader role in other aspects of the program by providing sales financing and residual guarantees, rather than simply supplying us with aircraft components.

When E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family success led to 60% of the deliveries share in the 70-130 seats jet segment during 2004 to 2017. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

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

Known for its comfortable and roomy cabins, with no middle seats, the E-Jets passenger experience will be further enhanced in the E2 generation. The U.K. design firm Priestmangoode was contracted to develop the aircraft cabin jointly with Embraer. The interiors will establish a new benchmark in cabin design, improve the passenger experience, and deliver a more comfortable and improved environment tailored to passengers’ needs, while maximizing airlines’ operational efficiency.

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

We also announced that we have selected new IFEC’s systems suppliers for the E-Jets E2. Meggitt Polymers & Composites will design and produce a high performance radome assembly for in-flight connectivity, whilst KID-Systeme was selected by us to provide the SKYfi Club, a wireless streaming onboard platform.

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

Aircraft Financing Arrangements

Commercial aircraft customers may request financing support for aircraft acquisition. This support usually includes providing assistance to customers in obtaining financing arrangements from different sources, including ECAs, leasing companies, commercial banks and capital markets. Financing support may exceptionally include providing assurance that financing will be available for the acquisition.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the aircraft design, manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or the Brazilian Aviation Authority, a special organization with the status of a regulatory agency under the Civil Aviation Secretary of Ministry of Transportation, Seaports and Civil Aviation of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency, and validated by the FAA and/or the EASA, some authorities, including those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification by the foreign authority.

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

Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are not subject to regulatory obligations. Some contracts, including those for civil aircraft modified for military purposes, require civil certification (e.g. India, SIVAM, etc.). Other contracts, including those for LAS and KC-390, demand approval from the Military Certification Authority.

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is mainly due to a traditionally higher number of deliveries in the fourth quarter, particularly in our Executive Jets business, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter generally constitute at least 35% to 45% of annual deliveries in our Executive Jets business, and we expect this trend to continue.

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

For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 5C. Research and Development, Patents and Licenses, etc.—Capital Expenditures.”

Production

The manufacture of an aircraft consists of three principal stages: production of primary parts, assembly of major components and final assembly. Primary parts include metal sheets and plates (produced from die-cast molds, stretch forming or various chemical treatments), parts produced using computerized and non-computerized machines, and prefabricated parts. The primary parts are then assembled, or mated, with one another to produce the aircraft’s major components, which are in turn joined to create the aircraft’s basic structure. In the final assembly stage, the aircraft’s various operating systems (including wiring and electronics) are installed into the structure and tested.

In São José dos Campos, State of São Paulo, Brazil we have production facilities for commercial and executive aircraft. In our Defense and Security business, we have production facilities located in the Gavião Peixoto plant, which is near the city of Araraquara, located in the central region of the State of São Paulo, Brazil. For the final assembly of executive jets, Embraer also has a facility in Melbourne, Florida and in Harbin, China.

We have the flexibility to increase or decrease production as a response to adjust demand.

Commercial Jets

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we converted the final assembly for the E-Jets E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle of production time. In 2015 we started the prototype production for the new E-Jets E2 family of jets.

Executive Jets

Executive jets have been produced since 2011 in São José dos Campos, and are also produced in Melbourne, in United States. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, to improve our production capacity. In 2016 and 2017, we increased the amount of executive jets produced in Melbourne.

Defense and Security

The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the KC-390 and in February 2015, it successfully performed its first flight. Embraer is currently conducting flight tests for the KC-390.

We have a final assembly facility in Jacksonville, Florida for Defense and Security where we initiated in 2013 the final assembly line for the A-29 Super Tucano for the U.S. Air Force’s LAS Program.

In 2016, we inaugurated the GDDN in Gaviao Peixoto. It is the hub for the Gripen NG technology development in Brazil for Saab and Embraer together with the Brazilian partner industries and institutions. The GDDN includes the development environment and simulators required to undertake the fighter development work. In addition, the GDDN is connected to Saab in Sweden and the industrial partners in Brazil, securing both technology transfer and efficient development.

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

We manufacture aerospace systems and components in ELEB, which is an Embraer subsidiary located in São José dos Campos, and its main products are landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

EZ Air Interior Limited, our subsidiary for the production of interior parts for our Commerical Aviation business in Mexican factories, began production and shipping of parts to Brazil in 2013. It achieved full production capacity in January 2015.

In 2015, we completed the acquisition of a new subsidiary, Embraer Aero Seating Technologies. We progressively acquired its ownership stake in the company, headquartered in Irwindale, California, which provides luxury seating solutions for the aviation industry and for Embraer product lines. In 2016, we opened a new state of the art manufacturing facility located in Titusville, Florida.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2017, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations. Certified environmental management systems have been progressively implemented across our manufacturing sites, with over 85% of our employees operating under an ISO 14001.

We encourage not only the environmental certification but also the development of a full life cycle orientation for products and services, as this remains the most cost-efficient and practical way to effectively reduce environmental impacts. The environmental management system attempts to create economic value by reducing environmental costs and exposure at each stage of the product life, from design to operations and to end of life. Integrated Development of Environmentally Sustainable Products, through the Design for Environment methodology, aims to incorporate environmental requirements into product development throughout the various stages of production.

The implementation of further innovative and eco-efficient technologies and processes is a key factor in ensuring our sustainability, increasing the attractiveness of our products and our overall competitiveness. We continuously pursue eco-efficiency, seeking responsible business opportunities by developing breakthrough technologies, products and services, as well as by reducing the environmental impact of our activities and products throughout their life cycle, and, more generally, by integrating environmental concerns into our daily business. We recognize that environmental requirements, such as reduction of greenhouse gas emissions, are becoming one of the main drivers of airline fleet decisions and is already influencing aircraft developments. In 2012 at the Air Transport Action Group Aviation and Environment summit, Embraer, Boeing and Airbus signed a memorandum of understanding to collaborate with development of drop-in, affordable aviation biofuels as an effort to reduce the aircraft industry’s greenhouse gas emissions by 50% by 2050 based on 2005 levels.

Special focus is dedicated to the European Registration, Evaluation and Authorization of Chemicals, or REACH, regulation (EU No. 2007/1906), which came into force on June 1, 2007. REACH aims to improve the protection of human health and the environment through more strict regulation of chemical use in the aviation industry; it replaces the preexisting European Union, or EU, regulatory framework on chemicals. REACH introduces a range of new obligations over a period of 11 years which are intended to reduce the risks of harm that the 30,000 most frequently used chemicals may cause. The regulation establishes progressive withdrawal of some of the substances that are considered to be of very high concern for human health and the environment.

The regulation requires that any company which produces, imports, uses or prepares chemical substances, preparations or other items on the EU market be responsible for ensuring that the item complies with REACH. We are affected by the regulation because our products can be exported, not only to the countries of the EU, but also to all countries in which compliance with REACH is required. We have a facility in Evora that must comply with all REACH requirements. As of December 31, 2017, we have not suffered any penalties in connection with REACH.

Over the past few years, we have worked to fulfill our responsibilities under REACH. We have substituted substances used in our production processes that are harmful to the environment and employee health with less harmful alternatives. Several materials have already been replaced in accordance with REACH restrictions, and we are studying the feasibility of replacing more substances widely used in the aviation industry. We also participate in working groups with other firms in the aviation industry, including the International Aerospace Environmental Group and the Aerospace Industries Association, to develop solutions for REACH compliance and other environmental laws. We are working with our supply chain on several initiatives to avoid supply chain disruptions and provide support to customers, including the REACH questionnaire on the risk assessment of suppliers.

Moreover, certain developments in current or proposed carbon emission reduction laws and regulations could affect our business and results. As of 2010, the ICAO, through its Environmental Protection Committee, began to develop carbon emission standards for aircraft. In this context, global aviation industry agreed to the first binding limits on aircraft carbon dioxide emissions in 2016, and a global scheme in the form of the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA) was decided. CORSIA aims to address any annual increase in total CO2 emissions from international civil aviation (i.e. civil aviation flights that depart in one country and arrive in a different country) above the 2020 expected levels, taking into account special circumstances and respective capabilities. Depending on the compensatory payments and limits imposed, as well as on the cost of carbon equivalents, regulations of this nature may impact the growth potential of the air transportation industry as a whole, due to: (i) the internalization of carbon emission-related costs by air transportation companies, which would reduce their profit margins and, consequently, cut down the demand for new aircraft; or (ii) higher prices of air tickets, charged by air transportation companies in an attempt to pass emission-related costs along to their passengers, who would in turn seek alternative means of transportation, reducing the demand for air travel and, as a consequence, causing aircraft sales to decline. The effects of either scenario would likely be a decrease in demand for new aircraft in the affected markets, thereby negatively affecting our results.

In March 2017, the 36-State ICAO Council adopted a new aircraft CO2 emissions standard that will reduce the impact of aviation greenhouse gas emissions on the global climate. The standard will apply to new aircraft designs beginning in 2020 and to aircraft designs that will be in the production process in 2023. Any aircraft that does not meet the standard by 2028 will no longer be able to be produced unless its design is sufficiently modified. It is important to note that all of our aircraft from the E2 family already comply with the new emissions standard.

For information on how climate change may affect our commercial aircraft segment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Trends in our Industry—Commercial Aircraft.”

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

Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS as issued by IASB and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais. For certain purposes, including providing reports to our shareholders located in Brazil, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with IFRS, presented in reais.

5A.    Operating Results

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Introduction—Special Note Regarding Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3D. Key Information—Risk Factors.”

Commercial Aircraft

According to the International Air Transport Association, global air travel demand continues to have an upward trend, increasing 7.7% in 2017 compared to 2016, with growth of airlines in all regions of the world.

According to Embraer Market Outlook, which is based on our forecast models, we expect that from 2017 to 2036, world air travel demand, as measured by revenue passenger kilometers, or RPK, will increase by an average of 4.5% per year. By 2036, we expect the Middle East and Asia Pacific will be the fastest growing aviation markets in the world, with an annual RPK growth rate of approximately 6.0%, followed by Latin America with 5.2%, Africa with 4.9%, the Commonwealth of Independent States (CIS) and Europe both with 3.6% and North America with 2.7%.

Also, based on our forecast models, we project global demand of approximately 10,500 commercial aircraft with up to 150 seats through 2036 (6,400 jets in the 70-130 seat category).

Executive Aircraft

Market Overview

Several indicators suggest that the business aviation industry has a positive momentum, including due to the record breaking number of overall transactions in 2017, expanding ownership cycles, new against pre-owned pricing gap improvement, increasing flight activity, declining pre-owned inventory and U.S. tax reform incentives. However, aggressive price deals and increased competition continue to create a challenging environment.

In early 2018, the General Aviation Manufacturers Association reported that in 2017 the industry delivered 641 units (0.9% lower than in 2016), equivalent to US$18.6 billion (1.5% less than 2016). The expectation for 2018 is that deliveries will total 655 units. Looking forward, our market forecast projects that approximately 7,500 new business jets will be delivered over the next ten years, totaling US$215 billion for the ten-year period with North America representing 60% of all deliveries.

Defense and Security

Overall we anticipate an increase in defense spending globally.

In light of continuous instability in the Middle East and the growing impact of actions of insurgent groups, military budgets in the region should also increase, in spite of depressed oil prices.

Regional conflict and tensions should also drive investment in defense materials in Africa and Europe.

We expect increased demand for proposals of customized solutions, creating opportunities for our Defense and Security portfolio and for those of our subsidiaries, notably in the areas of critical software, communications, sensors and platforms.

The Brazilian economic environment will be challenging for the implementation of new investment projects in the defense sector. Generally, budget restrictions may require the restructuring of the scheduled deliveries pursuant to the terms of existing contracts. We also anticipate that new opportunities will be on a smaller scale and will require the accommodation of constraints related to available resources.

Brazilian Economic Environment

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies and incentives, price controls, currency devaluations, capital controls and limits on imports. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to these developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur require continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing exports of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2017		2016		2015		2014		2013
Real growth in gross domestic product		1.0%		(3.6)%		(3.8)%		0.5%		2.3%
Inflation (IGP-M)(1)		(0.5)%		7.2%		10.5%		3.7%		5.5%
Inflation (IPCA)(2)		3.0%		6.3%		10.7%		6.4%		5.9%
CDI rate(3)		9.9%		14.0%		13.2%		10.8%		9.8%
LIBOR rate(4)		1.7%		1.0%		0.6%		0.3%		0.2%
Depreciation of the real vs. U.S. dollar		1.5%		(16.5)%		41.8%		9.0%		10.5%
Period-end exchange rate—US$1.00	R$	3.308	R$	3.259	R$	3.905	R$	2.656	R$	2.343
Average exchange rate—US$1.00(5)	R$	3.203	R$	3.450	R$	3.388	R$	2.361	R$	2.169

Sources: Fundação Getúlio Vargas, or FGV, and the Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a board consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

Inflation and exchange-rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange-rate variations affect our monetary assets and liabilities denominated in reais. The value of these assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (i) a remeasurement loss on real-denominated monetary assets and (ii) a remeasurement gain on real-denominated monetary liabilities. For further information on the effects of exchange rate variations on our financial condition and results of operations, see “Item 11D. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

For further information on the impact of macro-economic factors on our financial position, see Note 28 of our 2017 audited consolidated financial statements.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including related to our export and research and development activities. For the effective tax reconciliation, see Note 24 of our 2017 audited consolidated financial statements.

Tax Incentives for Companies in Research and Development

Brazilian Law 11,196/05, also known as Lei do Bem, grants tax benefits to entities involved in research and development activities for technological innovation.

To take advantage of the tax benefits, a beneficiary must (i) assess its income tax according to the real profit (lucro real) measurement, (ii) record taxable profits, (iii) be current with all of its fiscal obligations, which consists of being able to obtain a certification from the government demonstrating that there are no outstanding debts with tax authorities, and (iv) have investments in research and development.

Technological innovation is deemed to be the development of a new product or manufacturing procedure, as well as the addition of new features or characteristics to an existing product or manufacturing procedure, which entails incremental improvements and gains in quality or productivity, therefore resulting in greater market competitiveness.

We and other Brazilian companies across multiple industries benefit from these tax incentives with respect to the income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and the social contribution on net income tax (Contribuição Social sobre o Lucro Líquido), or CSLL. These benefits allow us to deduct from our taxable net income in an amount between 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year. For further information, see Note 24 of our 2017 audited consolidated financial statements.

Tax Incentives and Payroll Exemptions for Exporting Companies

Brazilian Law 12.546/11 established the tax incentives for exporting companies, which created the Special Regime for the Reintegration of Taxes of Exporting Companies (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), or REINTEGRA, to stimulate and facilitate exports. The goal of REINTEGRA is to recover, in whole or in part, the residual tax costs from the production chain of exported goods, thereby reducing the tax burden. The exporting entity may receive tax credits according to a percentage, which may vary from 0.1% to 3%, established by decree of the Brazilian Finance Ministry and applied to the revenue earned from the export of the goods abroad.

To take advantage of the tax benefits, (i) an exporting entity must manufacture the exported product in Brazil, (ii) the product must be codified in the TIPI, which is a list issued by Brazilian fiscal authorities under the Tax on Manufactured Products (Imposto Sobre Produtos Industrializados), or IPI; and (iii) the cost of imported materials used in the exported product may not exceed certain limits prescribed by law, expressed as a percentage of the export price.

Brazilian Law 12,546/11 also aimed to increase production through the establishment of a payroll exemption. This payroll exemption substitutes the current employer social security contribution of 20% of INSS on payroll for an alternative tax called the Social Security Contribution Over Gross Revenues (Contribuição Previdenciária Sobre a Receita Bruta) to be levied on the revenues of certain products and services, excluding revenues from exports. Payroll exemption rates may vary from 2.0% to 4.5% of gross revenues, depending on the business sector.

Republic Airways Chapter 11 Filing

In February 2016, Republic Airways Holdings, which currently operates a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were cancelled. As of December 31, 2017, the obligations assumed in accounts payable was US$30.8 million and US$32.1 million in December 31, 2016.

Critical Accounting Estimates

Preparation of financial statements in accordance with IFRS requires us to use estimates and assumptions that affect the reported assets and liabilities, revenues and expenses and our disclosures. In the preparation of the financial statements included in this annual report, we believe that certain variables and assumptions derived from past experience and various other factors were reasonable and relevant. These estimates and assumptions are reviewed and relevant adjustments are recorded in our financial statements in our ordinary course of business.

The most significant accounting policies, including the variables and assumptions used in the estimates, and the sensitivity of these assessments to the different variables and conditions are described below:

Sales and Other Operating Revenues

In our Defense and Security business, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments, revenues from which are recognized according to the percentage of completion, or POC, method using incurred costs or physical progress as a reference for revenue measurement. In case of contracts measured at incurred cost, we determine a margin at the start of the contract, which is applied to cost for revenue recognition purposes. During the course of the contract, we assesses the costs incurred, adjusting the margin if necessary to reflect variations in cost in relation to the projection and adjusting revenue recognition based upon projected costs to completion. Should the total costs of work in progress be 10% lower than our management’s estimates, the revenue recognized in 2017 would increase by US$299.2 million if they were 10% higher, it would drop by US$354.9 million.

Residual Value Guarantees

The residual value guarantees granted on aircraft sales can be exercised at the end of a financing contract between a financial agent and the customer/operator of the aircraft. The guarantee are initially measured by fair value and are revised quarterly to reflect any losses in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft on the secondary market. For further information on the residual value guarantees, see “Item 5E. Operating and Financial Review and Prospects—Off-Balance Sheet Agreements.”

Impairment

The impairment test considers our medium and long-term strategic plan, brought to present value at the weighted average cost of capital, or WACC, rate compatible with the market and that reflects the shareholders expectations of return. In preparing or using this information, we use estimates, as follows:

a)    gross expected cash flow: management projects inflows and outflows based on past performance taking into account its business strategy and market development expectations. These projections also take into account the efficiency gains planned for the product cycle;

b)    growth rate: the growth rates were reflected in the revenue flow budgeted by us, consistent with the forecasts included in industry reports; and

c)    discount rate: a WACC discount rate that reflects the expected return of investors is used at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

Impairment of aircraft held in our fixed assets available for leasing to third parties is measured at the fair value less cost to sell, not value-in-use. Assessment of the recoverable value of the aircraft takes into account assessment of their fair value in an active market and recognition of impairment if their carrying value is lower than the fair value.

We performed an impairment analysis of the carrying amount of each cash-generating unit (CGU) based on the value in use of the group of CGUs where goodwill or internally developed intangible assets not yet ready for use was allocated. Value in use was estimated using a discounted cash flow model for the CGUs. Estimated future cash flows were discounted using the WACC rate, which reflects the return expected by the investors. The discount rate used by our management was 8.1% and 8.6% in 2017 and 2016, respectively.

The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows, which represent the Company’s best estimate approved by management. The impairment tests resulted in the need to recognize impairment losses of US$50.5 million and US$8.7 million for Legacy 650 (Executive Jets segment) and Monitoring, Sensoring and Radars (Defense & Security segment) CGUs, respectively. No impairment losses were recognized in 2016.

There are no other than those CGUs mentioned before at risk of impairment as of December 31, 2017.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded on an active market is determined by using valuation techniques. We use our judgment to select a variety of methods using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known techniques normally used by the financial market.

Income Taxes

We are subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined.

Because our tax is largely determined in Brazilian reais and our functional currency is the dollar, the income tax expense line is highly sensitive to the effects of changes in exchange rates, particularly those due to changes in non-monetary assets, composed primarily by inventory, intangibles and property, plant and equipment, which had an impact on tax reconciliation of a negative effect of US$5.0 million in 2017, a positive effect of US$206.1 million in 2016 and a negative effect of US$202.4 million in 2015. For further information see our tax reconciliation in note 24 of our 2017 consolidated financial statements.

If the real had depreciated or appreciated by 10% against the dollar in relation to the actual exchange rate on December 31, 2017, the deferred income tax expense would have been higher or lower by approximately US$141.3 million.

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

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Of total revenues in 2017, 77.0% were generated through aircraft deliveries. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2017, total Defense and Security revenue included 63.4% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 36.6%% denominated in Brazilian reais. In addition, we generate revenue from our Other Related businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,400 Embraer commercial aircraft and over 1,100 Embraer executive jets, as well as more than 900 defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new jets (up to 150 seats) will be put into service. In business aviation, market forecasts indicate that there may be more than 7,500 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet. During 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business areas, to identify synergies and quantify our expertise in our Commercial Aviation, Executive Jets and Defense and Security businesses regarding services and support.

Beginning in 2018, we will report our Services and Support business unit under a separate reporting segment. As a result, the segment revenue guidance ranges are lower in 2017, taking into account that services and support revenues were previously included in segment results for our Commercial Aviation, Executive Jets and Defense and Security businesses. We estimate that we will generate between US$900 million and US$1 billion in revenue from our services and support business.

For the sales of our commercial, executive and defense and security aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled, except for the Defense and Security segment. Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue and recorded against trade account receivables of the aircraft. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For further information on our operating revenues, see “Item 5A.—Operating Results—Critical Accounting Estimates—Sales and Other Operating Revenues.”

Our sales contracts with our Executive Jets business customers include adjustments for inflation as measured by U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same year of the sale and our sales contracts with our Commercial Aviation and generally Defense and Security business customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of index related to raw material, transportation equipment and labor costs. Specific to Defense and Security sales contracts with Brazilian customers, national index are used to adjust the prices of the relevant contract. The deposits, progress payments and advance payment are nonrefundable, a bank guarantee is issued in favor of the customer. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive the respective payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

A significant part of our defense contracts, including the contracted research and development for specific programs, meet the criteria for revenue recognition by the POC method. For the contracts that do not meet the criteria for POC method we recognize revenue at a point of time, on the moment the product is delivered or the service is rendered. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, including conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•	Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs comprise salaries and related charges primarily in Brazilian reais.

•	Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For further information on depreciation, see Note 16 to our 2017 audited consolidated financial statements.

•	Amortization. Internally-generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.

In accordance with the accounting standard for contingencies, we accrue a liability for the obligations associated with product warranties at the aircraft delivery date, which is estimated based on historical experience and recorded in cost of sales and services.

We enter into transactions that represent multiple-element arrangements, including training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is provided to the customer.

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	2017	2016	2015
Revenue	(in US$ million)
Commercial aviation	3,371.9	3,527.0	3,348.7
Executive jets	1,484.9	1,730.5	1,718.6
Defense and security	950.7	932.7	811.1
Other	31.8	27.3	49.7

Total	5,839.3	6,217.5	5,928.1
Cost of sales and services
Commercial aviation	(2,574.9)	(2,719.1)	(2,565.7)
Executive jets	(1,276.9)	(1,463.6)	(1,440.3)
Defense and security	(895.2)	(780.3)	(785.4)
Other	(26.4)	(17.7)	(25.4)

Total	(4,773.4)	(4,980.7)	(4,816.8)
Gross profit
Commercial aviation	797.0	807.9	783.0
Executive jets	208.0	266.9	278.3
Defense and security	55.5	152.4	25.7
Other	5.4	9.6	24.3

Total	1,065.9	1,236,8	1,111.3
Operating expenses
Commercial aviation	(328.6)	(322.8)	(434.9)
Executive jets	(266.4)	(243.6)	(220.2)
Defense and security	(109.0)	(114.6)	(119.1)
Other	(16.1)	(4.5)	(5.6)
Unallocated operating expenses(1)	(16.5)	(345.3)	—

Total	(736.6)	(1,030.8)	(779.8)

Operating profit before finance income (expense)	329.3	206.0	331.5

(1)	Represents expenses with the Final Agreements with the DOJ and SEC and the TCAC with the MPF and CVM and our voluntary dismissal program in 2016. For further information on the Final Agreements, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—SEC/DOJ and Brazilian Public Prosecutor’s Investigations.”

The following table sets forth statement of income information, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2017		2016		2015
	(in US$ million, except percentages presented in absolute values)
Revenue	5,839.3	100%	6,217.5	100%	5,928.1	100.0%
Cost of sales and services	(4,773.4)	81.7%	(4,980.7)	80.1%	(4,816.8)	81.3%
Gross profit	1,065.9	18.3%	1,236.8	19.9%	1,111.3	18.7%
Operating income (expense)	(736.6)	12.6%	(1,030.8)	16.6%	(779.8)	13.2%
Administrative	(179.1)	3.1%	(164.3)	2.6%	(182.0)	3.1%
Selling	(307.0)	5.3%	(368.6)	5.9%	(361.6)	6.1%
Research	(49.2)	0.8%	(47.6)	0.8%	(41.7)	0.7%
Other operating income (expense), net	(202.5)	3.5%	(450.0)	7.2%	(194.2)	3.3%
Equity in losses of associates	1.2	0.0%	(0.3)	0.0%	(0.3)	0.0%

Operating profit before financial income (expense)	329.3	5.6%	206.0	3.3%	331.5	5.6%
Financial expenses, net	(47.6)	0.8%	(51.4)	0.8%	(22.9)	0.4%
Foreign exchange gain (loss), net	6.6	0.1%	4.5	0.1%	27.6	0.5%

Profit before taxes on income	288.3	4.9%	159.1	2.6%	336.2	5.7%
Income taxes expense (benefit)	(25.5)	0.4%	8.7	0.1%	(255.4)	4.3%

Net income	262.8	4.5%	167.8	2.7%	80.8	1.4%

Attributable to:
Owners of Embraer	246.8	4.2%	166.1	2.7%	69.2	1.2%
Non-Controlling Interest	16.0	0.3%	1.7	0.0%	11.6	0.2%

2017 Compared with 2016

Revenue

Revenue decreased 6.1% to US$5,839.3 million in 2017 from US$6,217.5 million in 2016. Revenue in our Commercial Aviation business decreased 4.4% to US$3,371.9 million in 2017, from US$3,527.0 million in 2016. Executive Jets revenue decreased 14.2% to US$1,484.9 million in 2017, from US$1,730.5 million in 2016. Defense and Security revenue increased 1.9% to US$950.7 million in 2017, from US$932.7 million in 2016. Other Related businesses segment revenue increased 16.5% to US$31.8 million in 2017, from US$27.3 million in 2016.

Commercial Aviation revenues decreased in 2017 primarily due to a 6.5% decline in deliveries to 101 in 2017 from 108 in 2016. The segment’s revenues decreased at a lower rate than deliveries during the year, largely due to a more favorable mix of deliveries, given a higher proportion of deliveries for larger E190 and E195 models (which generally carry higher deal prices relative to the smaller E175 model) in 2017 as compared to 2016. Deliveries of E190 and E195 models together constituted 21.8% of total segment deliveries in 2017 compared to 16.7% of 2016 deliveries.

The decrease of 14.2% in Executive Jets revenue in 2017 was partially due to lower jet deliveries, which decreased 6.8% compared to 2016. In addition, a less favorable mix of deliveries impacted our annual revenue comparison, since 2017 had a higher percentage of entry-level and light jet deliveries at 66.1% compared to the 62.4% proportion of 2016 deliveries of executive jets. Moreover, within the light jets category, lower price point Phenom 100 jets made up 16.5% of total segment deliveries in 2017 compared to 8.5% of 2016 deliveries.

A significant part of our Defense and Security business revenues are accounted for under the percentage of completion method, and we continued to execute our contracts with the Brazilian government, including the KC-390 development program, SISFRON, deliveries of Special Mission Legacy 500 aircraft and the SGDC program, which was launched in the second quarter of 2017. In addition, we continued to deliver Super Tucano planes to a variety of militaries around the world and customer support revenues increased during 2017. During 2017, our Defense and Security business revenues increased 1.9% to US$950.7 million in 2017, partially due to an 8.4% depreciation of the average U.S. dollar/real exchange rate from 2016 to 2017, which improved the value of Defense and Security revenues denominated in reais translated to dollars.

Cost of Sales and Services

Cost of sales and services decreased 4.2% to US$4,773.4 million in 2017, from US$4,980.7 million in 2016. The decrease in cost of sales was less than the 6.1% decrease in revenues in 2017, thus driving an increase in cost of sales and services as a percentage of revenue, to 81.7% in 2017 compared to 80.1% in 2016. This increase in cost of sales and services as a percentage of revenue is largely a result of negative cost base revisions on certain Defense and Security contracts.

Cost of sales and services in our Commercial Aviation business decreased 5.3% to US$2,574.9 million in 2017, from US$2,719.1 million in 2016. The decrease in cost of sales and services was higher than the 4.4% decrease in revenues for 2017, mainly due to the aforementioned favorable mix of deliveries combined with higher government fiscal benefits in 2017 as compared to 2016. Gross margin in our Commercial Aviation business increased to 23.6% in 2017 from 22.9% in 2016.

Cost of sales and services in our Executive Jets business fell 12.8% to US$1,276.9 million in 2017 from US$1,463.6 million in 2016. Cost of sales and services decreased less than revenues in the segment during 2017, largely due to the aforementioned less favorable mix of deliveries during the period. Gross margin in our Executive Jets business decreased to 14.0% in 2017 from 15.4% in 2016.

Cost of sales and services in the Defense & Security segment increased 14.7% in 2017 to US$895.2 million from US$780.3 million in 2016. The increase in cost of sales and services compared to a 1.9% increase in revenues in the segment during the period, and reflects cost overruns on the KC-390 development, which under percentage of completion resulted in a negative cost base revision. Gross margin in the Defense & Security segment fell to 5.8% in 2017 from 16.3% in 2016.

Cost of sales and services in the Other Related Businesses segment increased 49.2% to US$26.4 million in 2017, from US$17.7 million in 2016, while revenues for this segment increased 17.0% in 2017.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 13.8% to US$1,065.9 million in 2017 from US$1,236.8 million in 2016. Our gross margin decreased to 18.3% in 2017 from 19.9% in 2016.

Operating Income (Expense)

As further discussed below, operating expense decreased 28.5% to US$736.6 million in 2017, from US$1,030.8 million in 2016. Operating expense as a percentage of revenues fell to 12.6% in 2017 compared to 16.6% in 2016, mainly due to a lower amount of non-recurring items recognized in results in 2017 compared to 2016. The non-recurring items recognized in 2017 included total net provisions and expenses of US$67.9 million as compared to US$293.1 million in total net provisions and expenses recognized in 2016, as explained below. The non-recurring items recognized in operating expenses in 2016 included US$117.3 million in charges related to our voluntary dismissal program (restructuring expenses), US$228.0 million in provisions and charges related to the finalization of the FCPA investigation (provision for penalties) and US$52.2 million in provision reversals related to favorable developments in the Republic Airways Chapter 11 proceedings.

Excluding the impact of these non-recurring items recognized in our results, our operating expenses would have been US$668.7 million in 2017 and US$737.7 million in 2016; and, as a percentage of revenues, our operating expenses would have been 11.5% of revenues in 2017 and 11.9% of revenues in 2016.

Administrative. Administrative expenses increased 9.0% to US$179.1 million in 2017, compared to US$164.3 million in 2016, partly as a result of the lower average U.S. dollar/real exchange rate, which was 8.4% higher as compared to the average exchange rate in 2016, as many of our administrative expenses are incurred in reais.

Selling. Selling expenses decreased 16.7% to US$307.0 million in 2017, from US$368.6 million in 2016. The decrease in selling expenses was due to a combination of consolidated revenues decreasing 6.1% in 2017 and benefits from our cost control and productivity initiatives, with reductions across all of our major business units during the year.

Research. Research expenses increased 3.4% to US$49.2 million in 2017, from US$47.6 million in 2016. The increase in research expenses is principally due to a slight increase in research expenses in connection with our Executive Jets business.

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$202.5 million in 2017, compared to an expense of US$450.0 million in 2016. The decrease in other operating expenses is principally a result of lower non-recurring provisions and other expenses recognized in results during 2017 as compared to 2016. Total non-recurring items recognized in other operating (expense) income, net in 2017 was a net amount of US$67.9 million, consisting of: 1) US$6.4 million in provisions from our voluntary dismissal program; 2) US$10.1 million in provisions and expenses related largely to taxes on remittances for payments related to the finalization of the FCPA investigation; 3) US$8.7 million in impairments recognized in the Defense and Security business; 4) US$54.2 million in impairments recognized in our Executive Jets business; and 5) US$11.5 million in gains related to the remeasurement of claims in the Republic Airways Chapter 11 bankruptcy proceedings that were converted to equity. Total non-recurring items in 2016 were US$293.1 million, and included expenses of US$228.0 million related to the finalization of negotiations reached and payments made related to the FCPA investigation and total provisions of US$117.3 million related to our voluntary dismissal program for employees in our Brazilian operations, partially offset by US$52.2 million in provision reversals and other credits related to favorable developments in ongoing negotiations related to the Chapter 11 bankruptcy proceedings of Republic Airways Holdings.

The table below sets forth the non-recurring items recognized in other operating (expense) income, net for the periods indicated:

Non-recurring Item	2017	2016
	(in US$ millions)
Provisions from voluntary dismissal program (Unallocated)	6.4	117.3
Payments related to FCPA investigation (Unallocated)	10.1	228.0
Non-recurring items related to Republic Airways (Commercial aviation business)	(11.5)	(52.2)
Impairment loss Defense and Security business	8.7	—
Impairment loss Executive Jet business	54.2	—

Total	67.9	293.1

Excluding the impact of these non-recurring items recognized in our results, our other operating (expense) income, net would have been US$134.6 million in 2017 and US$156.9 million in 2016, principally caused by lower levels of impairment charges on our portfolio of used aircraft, largely ERJ145 family commercial jets, lower taxes related to remittances and the absence of expenses related to the closure of our Chinese subsidiary Harbin Aircraft Industry Co., Ltd in 2017.

Equity in Loss of Associates

Equity in loss of associates increased to a gain of US$1.2 million in 2017 from a loss of US$0.3 million in 2016.

Operating Profit(Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit increased 59.9% to US$329.3 million in 2017 from US$206.0 million in 2016. Our operating margin improved to 5.6% in 2017 from 3.3% in 2016.

Operating profit (loss) by segment for 2017 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related Businesses segments was US$468.4 million, US$(58.4) million, US$(53.5) million, and US$(10.7) million, respectively. In 2016, the operating profit for these segments was US$485.1 million, US$23.3 million, US$37.8 million, and US$5.1 million, respectively. See Note 38 to our 2017 audited consolidated financial statements for operating profit by segment.

Excluding the aforementioned non-recurring provisions and other expenses explained above, our operating income would have been US$397.2 million in 2017 and US$499.1 million in 2016; and our operating margin would have been 6.8% in 2017 and 8.0% in 2016.

In addition, excluding the aforementioned non-recurring provisions and other expenses explained above, our operating profit (loss) by segment for 2017 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related Businesses segments would have been US$456.9 million, US$(4.2) million, US$(44.8) million and US$(10.7) million, respectively; and in 2016, our operating profit (loss) for these segments would have been US$432.9 million, US$23.3 million, US$37.8 million, and US$5.1 million, respectively. In addition, unallocated operating loss related to the aforementioned non-recurring provisions and expenses explained above was US$16.5 million in 2017, compared to unallocated losses of US$345.3 million in 2016.

Financial Income (Expense), Net

Financial expense, net decreased to US$47.6 million in 2017 from US$51.4 million in 2016, largely driven by 1) a decrease of US$32.6 million in residual value guarantee expenses; 2) an increase of US$32.6 million in interest on loans and financing expenses; and 3) an decrease of US$61.8 million in interest income on cash and cash equivalents and financial investments. These expenses were partially offset by an increase of US$25.0 million in taxes on financial income and a decrease of US$23.8 million in interest expenses on taxes, social charges and contributions in 2017 as compared to 2016.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased to a gain of US$6.6 million in 2017 from a gain of US$4.5 million in 2016, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income increased 81.2% to US$288.3 million in 2017 from US$159.1 million in 2016.

Income Tax Benefit (Expense)

Income tax expense was US$25.5 million in 2017, compared to income tax benefit of US$8.7 million in 2016. Income tax expense increased due to a combination of higher profit before taxes which was offset by deferred income tax and social contribution benefits of US$15.3 million in 2017 compared US$146.5 million in 2016. In respect to the lower deferred income tax benefits, the main variation was related to non-monetary assets and liabilities in foreign currency, composed primarily by inventory, intangibles and property, plant and equipment, which had an effect on tax reconciliation of US$(5.0) million and US$206.1 million in 2017 and 2016, respectively, mainly due to the impact of exchange rate fluctuation in the real to dollar. For further information see our tax reconciliation in note 24 of our 2017 consolidated financial statements.

Our effective tax rate, was 8.8% in 2017 and 5.5% in 2016.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes, excluding Non-Controlling Interest, increased 48.6% to US$246.8 million in 2017, from US$166.1 million in 2016. As a percentage of revenue, net income after taxes increased to 4.2% in 2017 compared to 2.7% in 2016.

2016 Compared with 2015

Revenue

Revenue increased 4.9% to US$6,217.5 million in 2016 from US$5,928.1 million in 2015. Revenue in our Commercial Aviation business increased 5.3% to US$3,527.0 million, from US$3,348.7 million in 2015. Executive Jets revenue increased 0.7% to US$1,730.5 million in 2016, from US$1,718.6 million in 2015. Defense and Security revenue increased 15.0% to US$932.7 million in 2016, from US$811.1 million in 2015. This increase was partially offset by the decrease in revenues of other related businesses segment, which declined 45.1% to US$27.3 million in 2016, from US$49.7 million in 2015.

Commercial Aviation revenues increased in 2016, primarily due to a 6.9% increase in deliveries from 101 in 2015 to 108 in 2016. The segment’s revenues increased at a slightly lower rate than deliveries during the year largely due to a higher proportion of deliveries for large volume orders (which generally carry lower deal prices due to volume discounts) in 2016 as compared to 2015.

A significant part of our Defense and Security business revenues are accounted for under the POC method, and we continued to execute our contracts with the Brazilian government, including the KC-390 development program, SISFRON and the SGDC program. In addition, we continued to deliver Super Tucano planes to a variety of militaries around the world, including the final units to the United States Air Force under the LAS program. During 2016, Defense and Security business revenues increased 15.0% to US$932.7 million, in part due to a 16.5% depreciation of the U.S. dollar against the real from the end of 2015 to the end of 2016, which improved the value of Defense and Security revenues denominated in reais translated to dollars. This strengthening of the real also resulted in no cost base revisions related to foreign exchange variation on certain contracts in the segment in 2016 as compared to 2015, in which results were impacted by negative cost base revisions on contracts as a result of the 47.0% depreciation of the real versus the U.S. dollar during this period.

The increase of 0.7% of Executive Jets business revenues in 2016 was principally driven by a more favorable mix of large jet deliveries (which have higher prices) in 2016 as compared to 2015, despite the 2.5% decrease in total deliveries from 120 jets delivered in 2015 to 117 jets delivered in 2015. In 2016, large jets accounted for 37.6% of total deliveries, compared to 31.7% of total executive jet deliveries in 2015. The improvement in mix of large jet deliveries was largely due to the first full year of deliveries of the Legacy 450 jet (which entered service in the fourth quarter of 2015), as we delivered three Legacy 450s in 2015 and 12 in 2016.

Cost of Sales and Services

Cost of sales and services increased 3.4% to US$4,980.7 million in 2016, from US$4,816.8 million in 2015. The increase in cost of sales was lower than the 4.9% increase in revenues in 2016, thus driving a decrease in cost of sales and services as a percentage of revenue, to 80.1% in 2016 compared to 81.3% in 2015. This decrease in cost of sales and services as a percentage of revenue is due to the aforementioned absence of unfavorable foreign exchange-related cost base revisions on certain contracts in our Defense and Security business in 2016.

Cost of sales and services in our Commercial Aviation business increased 6.0% to US$2,719.1 million in 2016, from US$2,565.7 million in 2015. The increase in cost of sales and services was higher than the 5.3% increase in revenues for the year principally due to the aforementioned higher proportion of deliveries for large volume orders in 2016 as compared to 2015 combined with lower government fiscal benefits in 2016 as compared to the prior year. Gross margin in our Commercial Aviation business declined from 23.4% in 2015 to 22.9% in 2016.

Cost of sales and services in our Executive Jets business increased 1.6% to US$1,463.6 million in 2016 from US$1,440.3 million in 2015. Cost of sales and services increased more than revenues in the segment during 2016, largely due to lower profitability on sales of executive jets given a highly competitive environment in the industry during 2016. This was partially offset by a higher proportion of large jet deliveries during the period. Gross margin in our Executive Jets business declined from 16.2% in 2015 to 15.4% in 2016.

Cost of sales and services in our Defense and Security business decreased 0.6% in 2016 to US$780.3 million from US$785.4 million in 2015. The decline in cost of sales and services compared to a 15% increase in revenues in the segment during the period reflects the absence of cost base revisions on POC contracts related to foreign exchange variation in 2016 (in which the real appreciated 16.5% versus the U.S. dollar) as compared to 2015, which was negatively impacted by cost base revisions due to the 47.0% depreciation of the real versus the U.S. dollar during the year. Gross margin in the Defense and Security business increased from 3.2% in 2015 to 16.3% in 2016.

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

Operating Income (Expense)

As further discussed below, operating expense increased 32.2% to US$1,030.8 million in 2016, from US$779.8 million in 2015. Operating expense as a percentage of revenues increased to 16.6% in 2016 compared to 13.2% in 2015, mainly due to several non-recurring items recognized in results during the period. The non-recurring items recognized in 2016 included total net provisions and expenses of US$293.1 million, explained in greater detail below. Operating expenses in 2015 included non-recurring provisions of US$100.9 million related to financial guarantee obligations in connection with Republic Airways’ filing of Chapter 11 bankruptcy protection.

Excluding the impact of these non-recurring items recognized in our results, our operating expenses would have been US$737.7 million in 2016 and US$678.9 million in 2015; and, as a percentage of revenues, our operating expenses would have been 11.9% of revenues in 2016 and 11.5% of revenues in 2015.

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

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$450.0 million in 2016, compared to expense of US$194.2 million in 2015. The increase in other operating expenses is largely related to several non-recurring provisions and other expenses recognized in results during 2016. These non-recurring items in 2016 included total expenses of US$228.0 million related finalization of negotiations reached and payments made related to the FCPA investigation and total provisions of US$117.3 million related to costs for our voluntary dismissal program for employees in our Brazilian operations, which were partially offset by US$52.2 million in provision reversals and other credits related to favorable developments in ongoing negotiations related to the Chapter 11 bankruptcy proceedings of Republic Airways Holdings. Other operating expenses in 2015 included non-recurring provisions of US$100.9 million related to financial guarantee obligations in connection with Republic Airways’ filing of Chapter 11 bankruptcy protection.

The table below sets forth the non-recurring items recognized in other operating (expense) income, net for the periods indicated:

Non-recurring Item	2016	2015
	(in US$ millions)
Provisions from voluntary dismissal program (unallocated)	117.3	—
Payments related to FCPA investigation (unallocated)	228.0	—
Non-recurring items related to Republic Airways (commercial aviation business)	(52.2)	100.9

Total	293.1	100.9

Excluding the impact of these non-recurring items recognized in our results, our other operating (expense) income, net would have been US$156.9 million in 2016 and US$93.3 million in 2015, principally caused by higher levels of impairment charges on our portfolio of used aircraft, largely ERJ145 family commercial jets, taxes related to remittances and expenses related to the closure of our Chinese subsidiary Harbin Aircraft Industry Co., Ltd.

Equity in Loss of Associates

Equity in loss of associates was stable at a loss of US$0.3 million in both 2016 and 2015.

Operating Profit (Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit decreased 37.9% to US$206.0 million in 2016, from US$331.5 million in 2015. Our operating margin decreased to 3.3% in 2016 from 5.6% in 2015.

Operating profit (loss) by segment for 2016 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related businesses segments was US$485.1 million, US$23.3 million, US$37.8 million, and US$5.1 million, respectively. In 2015, the operating profit for these segments was US$348.1 million, US$58.1 million, US$(93.4) million, and US$18.7 million, respectively. For further information on our operating profit by segment, see Note 38 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

Excluding the aforementioned non-recurring provisions and other expenses explained above, our operating income would have been US$499.1 million in 2016 and US$432.4 million in 2015; and our operating margin would have been 8.0% in 2016 and 7.3% in 2015.

In addition, excluding the aforementioned non-recurring provisions and other expenses explained above, our operating profit (loss) by segment for 2016 for the Commercial Aviation, Executive Jets, Defense and Security and Other Related businesses segments would have been US$432.9 million, US$23.3 million, US$37.8 million and US$5.1 million, respectively; and in 2015, our operating profit (loss) for these segments would have been US$449.0 million, US$58.1 million, US$(93.4) million, and US$18.7 million, respectively. In addition, unallocated operating loss related to the aforementioned non-recurring provisions and expenses explained above was US$345.3 million in 2016, compared to no unallocated profit or loss in the corresponding period in 2015. For further information on our operating profit by segment, see Note 38 to our audited consolidated financial statements as of and for the year ended December 31, 2016.

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

Income Tax Benefit (Expense)

Income taxes represented income of US$8.7 million in 2016, compared to an expense of US$255.4 million in 2015. Income taxes decreased due to a combination of lower profit before taxes and a recognition of a deferred income tax and social contribution benefits in the amount of US$146.5 million in 2016 compared to a deferred income tax and social contribution expense US$136.2 million in 2015. In respect to the higher deferred income tax benefits, the main variation was related to non-monetary assets and liabilities in foreign currency, composed primarily by inventory, intangibles and property, plant and equipment, which had an impact on tax reconciliation of a positive effect of US$206.1 million and a negative effect of US$202.4 million in 2016 and 2015, respectively, mainly due to the impact of exchange rate fluctuation from real to dollar. For further information see our tax reconciliation in note 24 of our 2016 consolidated financial statements.

The average effective rate of current income tax and social contribution for the year ended December 31, 2016 was 86.6% as compared to 35.5% as of December 31, 2015. Our effective tax rate, including deferred tax, decreased to 5.5% in 2016 as compared to 76.0% in 2015.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes increased 140.0% to US$166.1 million in 2016 (excluding non-controlling interest), from US$69.2 million in 2015. As a percent of revenue, net income after taxes increased to 2.7% in 2016 compared to 1.2% in 2015.

Accounting Standards Not Yet Adopted

Standards and amendments to existing standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2017, and the Company has not early adopted the amendments in the financial statements included elsewhere in this annual report.

The accounting pronouncements presented below may be relevant to the Company in the future, for this reason adoption projects are in progress for each of them. We cannot predict the effects that the adoption of these projects will have until they are concluded:

•	IFRS 9—Financial Instruments: covers the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The classification is defined on initial recognition. The basis for classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments. With regard to the financial liability, the standard maintains most of the requirements established by IAS 39. The major change is that in cases in which the fair value option is adopted for financial liabilities, the portion of the fair value related to the entity’s own credit risk is registered as Other Comprehensive Income and not in profit or loss, except where it results in an accounting inconsistency. IFRS 9 also changed the criterion to measure the impairment of financial assets from an incurred loss model to an expected credit loss model. Regarding the financial instruments classification and the amount of expected losses over the receivables, the Company concluded, after analysis conducted, that there will not be material impacts. The Company opted to continue to apply the IAS 39 requirements for hedge accounting. This standard will be adopted from January 1, 2018.

•	IFRS 15—Revenue from Contracts with Customers: it addresses a single new model for recognition of revenue from contracts with customers, based on five steps for determining when to recognize the revenue, and at what amount. The model specifies that revenue should be recognized when an entity transfers control of goods and services to the customer, at the amount that the entity expects to be entitled to receive. The Company has initiated a project to assess the new model introduced by the accounting pronouncement and its application to existing transactions. The identified impacts are: the necessity to combine certain contracts, change in the quantities of performance obligations and consequent re-distribution of the revenue among them, change in the transaction price of certain contracts due the existence of variable consideration, and a change in the revenue recognition moment of specific contracts. The Company also identified costs to obtaining contracts which, beginning the 2018, will be presented as Cost of sales. The Company intends to make the transition to this standard using the retrospective method, making use of certain practical expedients available. The standard is applicable from January 1, 2018.

•	IFRS 16—Leases: introduces new concepts from the lessee’s perspective. The model proposed by this standard requires the lessee to recognize all leases in the balance sheet in a Fixed Assets “right-of-use” account, against a liability account, measured at present value on initial recognition. The model proposed by the standard makes no significant changes in respect of recognition in the accounts by the lessor. The Company is analyzing the new model introduced by the accounting pronouncement and its application to existing transactions, however, at this point, is not able to conclude about the impact on the Company’s financial statements. The standard is applicable from January 1, 2019.

•	IFRIC 22—Foreign Currency Transactions and Advance Consideration: the interpretation clarifies that the transaction date to be used for translation for foreign currency transactions involving an advance payment or receipt is the date on which the entity initially recognizes the prepayment or deferred income arising from the advance consideration. For transactions involving multiple payments or receipts, each payment or receipt gives rise to a separate transaction date. The interpretation applies when an entity pays or receives consideration in a foreign currency and recognizes a non-monetary asset or liability before recognizing the related item. After completing the assessment, the Company does not believe that the new interpretation for IAS 21 thorough IFRIC 22 will have a material impact on financial statements since most of the advances are made or received in the Company’s functional currency. The Company will adopt this interpretation on January 1, 2018.

Other accounting standards have been amended or are in the process of being amended and will come into effect in the coming years. We have not mentioned these accounting standards since we do not expect them to result in significant impacts.

5B.    Liquidity and Capital Resources

Overview

Our liquidity needs arise principally from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. To meet these needs, we generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets. For further information on our working capital requirements and our capital sources, see “Item 4B. Information on the Company—Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4B. Information on the Company—Business Overview—Commercial Aviation Business—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (i) continue to improve the EMBRAER 170/190 jet family, the Phenom 100EV, the Phenom 300E, the Legacy 650E, the Lineage 1000E, the Legacy 450 and the Legacy 500, (ii) the development of the E2 jet family, (iii) make other planned capital expenditures and (iv) pay dividends and interest on shareholders’ equity. Our access to liquidity sources has not been materially impacted in 2017, and we do not expect that this access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions.

Our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns or financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital

2017

In 2017, net cash generated by operating activities was US$757.3 million in 2017, compared to net cash used by operating activities of US$20.5 million in 2016. The increase in cash flow from operating activities in 2017 is primarily a result of declines in inventories and other assets and an increase in advances from customers, partially offset by higher accounts receivable and lower trade payables in 2017 compared to 2016.

We had adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) of US$1,021.6 million as of December 31, 2017 and US$1,094.1 million as of December 31, 2016. Our adjusted working capital decreased in 2017 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

2016

In 2016, net cash used by operating activities was US$20.5million in 2016, compared to net cash generated by operating activities of US$862.5 million in 2015. The decrease in cash flow from operating activities in 2016 is primarily a result of increases in inventories and declines in advances from customers and accounts payable, partially offset by a lower accounts receivable balance in 2016 compared to that of 2015.

We had adjusted working capital of US$1,094.1 million as of December 31, 2016 and US$762.5 million as of December 31, 2015. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) increased in 2016 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

2015

In 2015, net cash generated by operating activities was US$862.5 million, compared to net cash generated by operating activities of US$482.3 million in 2014. The increase in cash flow from operating activities in 2015 is primarily a result of a decrease in inventories and increases in trade accounts payable, advances from customers, and unearned income.

We had adjusted working capital of US$762.5 million as of December 31, 2015 and US$923.9 million as of December 31, 2014. Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) decreased in 2015 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

Net Cash Used in Investing Activities

2017

In 2017, net cash used in investing activities was US$1,097.0 million, compared to net cash used in investing activities of US$979.6 million in 2016.

Net cash used in investing activities in 2017 increased primarily due to higher investments in held to maturity securities in 2017 as compared to 2016, as we invested a portion of the proceeds of the issuance of the US$750.0 million notes due 2027 in these instruments. The increase in net cash used in investing activities occurred despite lower spending on property, plant and equipment and intangibles during 2017 related in large part to efficiencies in the E-Jets E2 development program, as well as higher proceeds from sale of property, plant and equipment in 2017 as compared to 2016.

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

Net Cash Generated by Financing Activities and Total Debt

2017

In 2017, net cash generated by financing activities was US$369.6 million, compared to net cash generated by financing activities of US$8.9 million in 2016. The higher cash generation from financing activities in 2017 as compared to 2016 is principally due to higher debt issuance in 2017, as we raised new financing proceeds of US$972.9 million compared to new borrowing of US$576.2 million in 2016. The increase in borrowing during 2017 was largely due to a bond issuance generating proceeds of US$750.0 million. Additionally, we repaid US$540.2 million of borrowings during 2017 as compared to repayment of US$523.7 million in 2016. In 2017, we distributed US$54.0 million in dividends and interest on own capital compared to US$28.2 million in 2016. In 2017, we also spent US$15.0 million in acquisition of own shares in comparison to US$17.1 million in 2016.

On December 31, 2017, we had total debt (composed by loans and financing) of US$4,198.5 million under our financing arrangements described below, 90.7% of which was long-term debt and 9.3% of which consisted of short-term debt. In comparison, we had total debt of US$3,759.9 million as of December 31, 2016, consisting of 86.4% of long-term debt and 13.6% of which consisted of short-term debt.

2016

In 2016, net cash generated by financing activities was US$8.9 million, compared to net cash generated by financing activities of US$1,224.0 million in 2015. The lower cash generation from financing activities in 2016 as compared to 2015 is principally due to the lack of large financings in 2016, we raised new financing proceeds of US$1,696.9 million compared to new borrowing of US$576.2 million in 2016. The increase in borrowing during 2015 was largely due a bond issuance generating proceeds of US$996.8 million. Additionally, we repaid US$523.7 million of borrowings during 2016 compared to repayment of US$419.2 million in 2015. In 2016, we distributed US$28.2 million in interest on shareholder’s equity or dividends compared to US$60.9 million in 2015. In 2016, we also spent US$17.1 million in connection with repurchase of our own shares in public market transactions, compared to no share repurchases in 2015.

On December 31, 2016, we had total debt of US$3,759.9 million under our financing arrangements described below, 86.4% of which was long-term debt and 13.6% of which consisted of short-term debt. In comparison, we had total debt of US$3,530.5 million as of December 31, 2015, consisting of 93.8% of long-term debt and 6.2% of which consisted of short-term debt.

2015

In 2015, net cash generated by financing activities was US$1,224.0 million, compared to net cash generated by financing activities of US$333.3 million in 2014. During 2015, we raised new financing proceeds of US$1,696.9 million compared to new borrowing of US$798.6 million in 2014. The increase in borrowing during 2015 was largely due to the aforementioned bond issuance generating proceeds of US$996.8 million. Additionally, we repaid US$419.2 million of borrowings during 2015 as compared to repayment of US$386.1 million in 2014. In 2015 we distributed US$60.9 million in interest on shareholder’s equity or dividends compared to US$99.3 million in 2014. We did not spend any amounts in connection with share repurchase programs during 2015.

On December 31, 2015, we had total debt of US$3,530.5 million under our financing arrangements described below, of which 93.8% was long-term debt and 6.2% consisted of short-term debt. In comparison, as of December 31, 2014, we had total debt of US$2,508.1 million, consisting of 96.4% of long-term debt and 3.6% of which consisted of short-term debt.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Ltd., or Embraer Overseas, issued US$400.0 million interested at 6.375% per annum guaranteed notes due 2017. The notes were unconditionally guaranteed by us. As described below, in September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In October 2009, Embraer Overseas issued US$500.0 million interested at 6.375% per annum guaranteed notes due 2020 and, as of December 31, 2017, US$163.6 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In March 2011, we entered into certain credit facilities with the Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos), or FINEP, in the aggregate amount of US$28.4 million, to support the research and development expenses of the Legacy 500 aircraft, all of which were totally disbursed in 2011. The facility bears interest at 3.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2017, we had US$1.9 million outstanding under our credit facilities with FINEP, including principal and accrued interest. The FINEP credit facilities are denominated in reais, and amounts appearing in this annual report have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In March 2011, we entered into certain credit facilities with BNDES in the aggregate amount of US$134.7 million, to support the research and development expenses of the Legacy 500 aircraft, including conceptual study and project and development. The facility bears interest at the Long-Term Interest Rate, or TJLP, plus 1.92% and 3.5% to 4.5% per annum and is fully secured by a pledge of certain machines and equipment and by a bank standby letter of credit. The credit facility is repayable from May 2013 to April 2018. As of December 31, 2017, we had US$9.1 million outstanding under our credit facilities with BNDES, of which the total amount is due in the short-term, including principal and accrued interest. BNDES credit facilities are denominated in reais, and amounts appearing herein have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS consolidated financial statements.

In June 2012, we issued US$500.0 million interested at 5.150% per annum notes due 2022 and, as of December 31, 2017, US$499.4 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions, including limitation on liens, consolidation, merger or transfer of assets. In February 2013, Embraer contracted loans of R$712.0 million, equivalent to US$218.5 million, at a fixed rate of 5.50% per annum. In December 2015, Embraer S.A. contracted loans in the amount of R$685.0 million, equivalent to US$210.2 million, at a weighted average rate of 10.96% per annum, both in the form of export credit notes in order to invest in export and production of goods to export. As of December 31, 2017, we had US$233.1 million of total export credit notes outstanding, of which US$189.3 million is due in the short-term, including principal and accrued interest. The facility bears interest 8.0% to 11.0% per annum. The export credit notes are denominated in reais, and amounts have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2013, we entered into a credit facility with FINEP in the amount of R$303.9 million, equivalent to US$95.9 million, to support the research and development expenses of the Legacy 450 aircraft. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2017, we had US$78.5 million outstanding, of which US$15.0 million is due in the short-term, including principal and accrued interest. FINEP credit facilities are denominated in reais, and amounts appearing in this annual report have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2017, a total of US$510.8 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

In December 2013, we entered into a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$426.7 million. The final maturity is in January 2022. The facility bears interest of 3.5% per annum and is secured by guarantee deposits and by a bank stand by letter of credit. As of December 31, 2017, we had US$305.2 million outstanding under this credit facility, of which US$86.1 million is due in the short-term, including principal and accrued interest. This BNDES credit facility is denominated in reais.

In June 2015, Embraer Netherlands Finance issued US$1.0 billion interested at 5.05% per annum guaranteed notes due 2025 and, as of December 31, 2017, US$996.3 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

In August 2016, Embraer Portugal S.A. entered into a credit facility in the amount of US$200.0 million with maturity in 2021 to fund acquisition of fixed assets and working capital. The facility bears interest at 3.07% per annum. As of December 31, 2017, US$198.7 million was outstanding under this facility.

In February 2017, Embraer Netherlands Finance issued US$750.0 million interested at 5.40% per annum guaranteed notes due 2027 and as of December 31, 2017, US$764.0 million was outstanding (US$16.9 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2020, 2022, 2023, 2025 and 2027, through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$437.9 million as of December 31, 2017. For further information on these financing arrangements, see Note 19 to our 2017 audited consolidated financial statements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (i) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (ii) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes of control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2017, we were in compliance with all restrictive covenants contained in our financing agreements.

As of December 31, 2017, US$290.8 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment, guarantee deposits and by a bank standby letter of credit.

For further information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 19 to our 2017 audited consolidated financial statements.

Recourse and Non-Recourse Debt

Total debt excludes non-recourse and recourse debt associated with customer financing arrangements transacted through special purposes entities, or SPEs. In structured financings, an SPE purchases an aircraft from us, pays us the full purchase price on delivery or at the conclusion of the sales financing structure, and leases the related aircraft to the ultimate customer. A third party financial institution facilitates the financing of an aircraft purchase through an SPE, and a portion of the credit risk remains with that third party. We may provide financial guarantees and/or residual value guarantees in favor of the financial institution, as well as act as the equity participant in the financial structuring processes.

Our 2017 audited consolidated financial statements contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$364.1 million and collateralized accounts receivable of US$288.7 million. Of this debt, US$17.1 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$347.0 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

5C.    Research and Development, Patents and Licenses, etc.

Capital Expenditures

We capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize the assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate the assets in the form of charges to cost of sales and services on our statements of income. For further information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

Commercial Aviation and Executive Jets

In our Commercial Aviation and Executive Jets businesses, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in the Commercial Aviation and Executive Jets businesses are capitalized from the date of board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products either for the Commercial Aviation or Executive Jets businesses. Our internally development expenditures totaled US$310.2 million in 2017, US$313.5 million in 2016 and US$260.2 million in 2015, net of used cash contributions from suppliers, which totaled US$86.0 million in 2017, US$123.9 million in 2016 and US$140.0 million in 2015. Development expenditures slightly decreased in 2017 in comparison to 2016 because of the level of investments in connection with the stage of development on the E-Jets E2 programs. Development expenditures increased in 2016 in comparison to 2015 because of higher investments on the E2 E-Jets. The contribution from the risk-sharing partners slightly decreased in 2017 compared to 2016 and in 2016 compared to 2015, due to the advance on the E-Jets E2 programs. For further information on our development expenditures, see “Item 5C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Research.”

Our main ongoing project is the development of the E-Jets E2 family, comprising three new aircraft, the E175-E2, E190-E2, and E195-E2. We estimate our total investment in this project will be US$1.7 billion, net of contributions from suppliers, through 2021.

Our total disbursements in capital expenditures related to property, plant and equipment, composing our additions in the period except for the exchange pool program assets and aircraft under lease or available for lease, were US$179.7 million in 2017, US$232.3 million in 2016 and US$246.3 million in 2015. These investments are related mainly to (i) construction of new facilities and (ii) improvements and modifications to our plants and production facilities for the production of new aircraft models.

In 2018, we expect to invest approximately US$500.0 million in expenditures for product development and property, plant and equipment. Of this amount, approximately US$300.0 million will be invested in our product development activities, net of contributions of risk-sharing partners, and US$200.0 million will be invested in property, plant and equipment. The US$200.0 million capital expenditures to be disbursed in connection with property, plant and equipment are primarily related to (i) improvements to our existing facilities, and the (ii) E-Jets E2 family.

We expect to invest approximately 91% of our budgeted US$550.0 million capital expenditures and development expenditures for 2018 in Brazil, most of which will be invested in product development activities. The remaining 12% of our expenditures will be invested abroad in the maintenance and improvements of our existing facilities.

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

Defense and Security

We incur expenditures for defense and security programs under both development and production contracts; however, the customers of these programs, which in our case mainly consist on the Brazilian government, fund these programs. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is recognized on a POC basis as contract milestones are achieved.

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

Research expenses totaled US$49.2 million in 2017 and US$47.6 million in 2016. The slight increase in research expenses is mainly due to a small increase in research expenses in connection with Executive Jets.

In 2018, we expect to invest approximately US$50.0 million in our research activities.

For information on our capital expenditures, comprising investments in development and property, plant and equipment, see “Item 5C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Capital Expenditures.”

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2017, we had approximately 400 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. Under the agreements we have with some of our suppliers and risk-sharing partners, they grant us access to information and technology necessary to better develop, manufacture and market our products.We aim to protect our intellectual property rights resulting from investments in technical research and development. We hold granted patents and patent applications relating to our technologies. Currently, we hold granted patents and patent applications from the appropriate registries in Brazil, the United States, the European Union, Russia, Japan, India and China in connection with the various technologies of our products. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties and we believe that we have the necessary intellectual property rights to conduct our business and operations.

Considering our utility and design patent portfolios, as of December 31, 2017, we had filed 669 patent applications and had been granted 360 patents.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services and markets.

We believe innovation is key to the competitiveness and sustainability of our business. For this reason, we created the position of Vice-President for Strategy, Innovation and Digital Transformation in 2017.

In 2017, we created Embraer Business Innovation Center, or EBIC, in Melbourne, Florida with outpost offices in Palo Alto, California and Boston, Massachusetts as an innovation and knowledge management area to reinforce our initiatives. The EBIC focuses on the promotion of innovative ideas aimed at the development of new businesses, products, technologies, services and processes.

Our Innova Program is another tool that aims to strengthen the innovation culture within Embraer in order to generate new ideas and promote employee recognition. The Innova Program manages the Green Light, Innova Challenge and Innovation People Recognition processes. The Green Light process evaluates innovative proposals presented voluntarily by employees and provides time, technical/business mentor and resources to them in order to carry out the idea until its technical and economic feasibility is proven. More than 570 ideas and four innovative projects have been implemented since the creation of this process in 2012, including the launch of Embraer Venture Capital. In 2017, 52 innovative projects were under development. The Green Light process applies to any type of innovation: process, product, technology, services, marketing, management or new business.

The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to resolve issues globally from different departments of the company, and any employee in the world may participate in this process. In 2017, we changed the focus of Invova Challenge with the goal of improving strategic issues. By 2017 we had launched 52 challenges with more than 2,600 ideas from different challenges for employees.

Under the Innovation Recognition process, in 2017, more than 1,900 employees were recognized for their 464 innovations. Innovations developed during the last five years accounted for approximately 49% of our net revenues in 2017.

5D.    Trend Information

Given the order activity over the last couple of years, during which we received a significant amount of orders from U.S. carriers, particularly for 76-seat commercial aircraft, we can anticipate fairly correctly the production and delivery schedules for 2018 in our Commercial Aviation business. We expect deliveries of the E175 jet model to account for a greater share of total segment deliveries. In the executive jets market, despite further record levels of corporate profits, the growth in the population of high net worth individuals and near-record stock market levels in key geographies, the level of pre-owned aircraft for sale continues to pressure new aircraft demand and has impeded recovery in the segment. We believe, however, that new executive jet product offerings, namely the Legacy 450 medium cabin jet and the Legacy 500 jet, and the upgrades made on the Phenom 100 and Legacy 650, will help us to be better positioned in the industry in 2018 as compared to 2017.

With respect to our Defense and Security business, we expect to progress in our execution of existing programs, including the KC-390, SISFRON, LABGENE, the Super Tucano LAS program and the satellite programs. However, due to part of revenues being denominated in reais, a lower expected average real to U.S. dollar exchange rate is likely to pressure revenues as reported in U.S. dollars in the segment.

Moreover, we expect 2018 to be a transition year, as we ramp up the production of the first E2 model, the E190-E2, which is on track for entry into service in April 2018. We continue our investments in the E-Jets E2 family of commercial jets with the E195-E2 and E175-E2 models on schedule for their respective entry into service in the first half of 2019 and in 2021. We will also be ramping up production of our medium-lift cargo and transport jet, the KC-390, with first delivery to the Brazilian Air Force expected in the second half of 2018. Also, we believe that industry-wide new executive jet deliveries in 2018 could be stable or increase in comparison with 2017, mainly due to the potential positive effects of the recently passed Tax Reform Act in the United States, which is the largest executive jets market in the world.

For 2018, we expect commercial jet deliveries to decline to a range of 85 to 95 jets as we go through the first year of transition from the E1 to the E2 family of commercial jets. Deliveries of the E175 model are likely to continue to represent the vast majority of 2018 deliveries, and the E190-E2 should represent between five and ten deliveries during the year. We expect that guidance for deliveries in the Executive Jets segment will remain the same for 2018 as compared to the 2017 deliveries outlook, with total deliveries of 105 to 120 business jets. Light jets are expected to represent 70 to 80 of 2018 executive jet deliveries, with large jets constituting 35 to 45 of our deliveries for the year.

The following table summarizes our order book for our Commercial Aviation business as of December 31, 2017:

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	191	5	190	1
EMBRAER 175	603	150	500	103
EMBRAER 190	592	44	546	46
EMBRAER 195	169	1	164	5
EMBRAER 175 – E2	100	100	—	100
EMBRAER 190 – E2	74	97	—	74
EMBRAER 195 – E2	106	90	—	106

Our total firm order backlog as of December 31, 2017, including executive jets and defense aircraft, was US$18.3 billion. The following tables set forth our Commercial Aviation order book as of December 31, 2017 by aircraft type, customer and country:

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)(1)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	18	17	1
NAC / Jetscape (EUA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)(2)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	190	1

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Cirrus, two to Gulf Air, two to Paramount and one to Satena (delivered by Embraer Defense and Security).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC Leasing (Ireland)(1)	1	1	—
Air Lease (USA)	8	8	—
Belavia (Belarus)	1	—	1
NAC / Aldus (Ireland)	—	—	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	74	64	10
CIT (USA)	4	4	—
Suzuyo (Japan)	11	8	3
Flybe (UK)	15	11	4
GECAS (USA)	5	5	—
Horizon Air / Alaska	33	10	23
NAC / Jetscape (USA)	4	4	—
KLM (The Netherlands)	17	12	5
Mesa (USA)	7	7	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	117	117	—
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	149	107	42
TRIP (Brazil)	5	5	—
Undisclosed	15	—	15
United Airlines (USA)	65	65	—

Total	603	500	103

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Air Caraïbes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldavia)	1	1	—
NAC / Aldus (Ireland)	23	7	16
Alitalia (Italy)	—	—	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIT (USA)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	9	9	—
Dniproavia (Ukraine)	5	5	—
Hainan (China)	50	50	—
Hebei (China)	7	6	1
JAL (Japan)	14	11	3
JetBlue (USA)	88	64	24
ECC Leasing (Ireland)(1)	1	1	—
NAC / Jetscape (USA)	9	9	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	24	2
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
TAME (Ecuador)(2)	3	3	—

Total	592	546	46

(1)	Customer is Embraer’s ECC Leasing, which delivered one aircraft to Jet Blue (USA).
(2)	Aircraft delivered by Embraer Defense and Security.

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	2	2
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	17	3
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Jetscape (USA)	2	2	—
NAC / Aldus (Irlanda)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	169	164	5

EMBRAER 175 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Skywest (USA)	100	—	100

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	12	—	12
Aercap (Ireland)	22	—	22
ICBC (China)	10	—	10
Hainan (China)	2	—	2
Wideroe (Norway)	3	—	3

Total	74	—	74

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Costa (India)	25	—	25
Aircastle (USA)	13	—	13
Aercap (Ireland)	28	—	28
Azul (Brazil)	30	—	30
Undisclosed	10	—	10

Total	106	—	106

For further information on trends in our business, see “Item 4B. Information on the Company—Business Overview—Business Strategies” and “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Trends in our Industry.” For further information on risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

5E.    Off-Balance Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivative instruments, see Note 8 to our 2017 audited consolidated financial statements. See also Note 36 to 2017 our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer— Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.”

Financial and Residual Value Guarantees

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of a financing agreement and typically ensure that, at the exercise date (between six and 19 years after the aircraft delivery date), the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 11% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to a cap. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$220.1 million as of December 31, 2017. For further discussion of these off-balance sheet arrangements, see Note 36 to our 2017 audited consolidated financial statements.

As of December 31, 2017, we had US$60.8 million deposited in an escrow account (guarantee deposits on sales structure guarantees) as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income. For further information on the escrow accounts, see Note 11 to our 2017 audited consolidated financial statements.

We allocated the deposits from the escrow account to 14-year structured notes with the depositary bank in order to earn a better interest rate. This yield enhancement was obtained through a credit default swap transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. In December 2017, a portion of the structured notes in an aggregate amount of US$169.1 million were released as collateral, and is now recorded as a financial investment. For further information on the escrow accounts, see Notes 11 and 18 to our 2017 audited consolidated financial statements.

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

	As of December 31,
	2017	2016	2015
Description	(in US$ millions)
Maximum financial guarantees	107.7	191.2	375.9
Maximum residual value guarantees	267.4	286.1	300.6
Mutually exclusive exposure(1)	(29.0)	(32.1)	(107.4)
Provisions and liabilities recorded(2)	(126.0)	(144.9)	(134.8)
Off-balance sheet exposure	220.1	300.3	434.3
Estimated proceeds from performance guarantees and underlying assets	266.9	504.4	559.6

(1)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated. After a financial guarantee expires without being exercised, there is an average three-month period in which a guaranteed party may exercise the residual value guarantee. This means that our exposure to mutually exclusive financial and residual value guarantees covering a single underlying asset cannot be cumulative. Therefore, the maximum exposure shown in this line item is not an aggregate amount of the combined value of mutually exclusive financial and residual value guarantees covering a single underlying asset.
(2)	Represents the sum of our financial and residual value guarantees. For further information on our provisions recorded and liabilities, see Note 25 to our 2017 audited consolidated financial statements).

As discussed in Note 11 to our audited consolidated financial statements, as of December 31, 2017, 2016 and 2015, we maintained escrow deposits in the total amount of US$60.8 million, US$177.0 million and US$245.2 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Because of a reorganization solicitation (Chapter 11) of the customer Republic Airways Holding, filed on February 25, 2016 with the United States of America, we made a provision of US$100.9 million, considering the best estimates on that moment based on the information contained in the reorganization filing document, to cover losses related to obligations with financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were cancelled. During 2016, the reorganization process developed, and we assumed the responsibility of buying back the ERJ 140/145 operated by Republic Airways until then. The provision made in 2015 was sufficient to cover Embraer’s losses with Republic Airways reorganization in a total amount of US$94.7 million related to guarantees and ERJ 140/145 aircraft repurchase. The difference between US$100.9 million provisioned in 2015 and the losses described above were reverted. Republic Airways was also subject to liquidated damages for contract settlements and accounts receivable within Embraer’s MRO business. To compensate Embraer, Republic Airways issued unsecured pre-petition claims in a total of US$106.0 million, losses on receivables (US$7 million), liquidated damages (US$12 million) and financial guarantees (US$87 million). The values described are the face value of the unsecured pre-petition claims, however, their market price may be lower than that, considering our best estimates. In December 31, 2017, these claims were recognized at approximately 55 cents on each US$1.00 (total of US$58.1.0 million recognized). As of December 31, 2017, the obligations assumed in accounts payable was US$30.8 million. For further information on the effects of this reorganization, see Note 25 and 33 to our audited consolidated financial statements.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2017, we accepted 23 aircraft, with a total invoiced value of US$114.0 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to 11 aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. For further information on our trade-in options, see Note 36 to our 2017 audited consolidated financial statements.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current evaluation and on third-parties appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. For further information on our guarantees, see “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees.”

Operating Leases

Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries in the United States relate to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2040. Payments made under operating leases are amortized on the statement of income according to the straight-line method over the contract period. For further information on our operating leases, see Note 36 to our audited consolidated financial statements.

5F.    Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2017:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and financing	5,400.7	491.6	784.9	1,220.2	2,904.0
Operating leases	37.8	6.7	8.0	4.4	18.7
Recourse and non recourse debt	364.1	17.6	332.7	8.1	5.7
Customer advances	903.3	799.2	72.2	25.7	6.2
Suppliers	824.7	824.7	—	—	—
Financial guarantees	156.8	22.2	52.5	31.1	51.0
Other Liabilities	255.2	11.4	46.1	92.3	105.4

Total	7,942.6	2,173.4	1,296.4	1,381.8	3,091.0

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated December 31, 2017. This floating rate exposure is managed through derivatives operations. For further information on our derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above. For further information on risks related to our guarantees, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.” Also, the table does not reflect our sponsorship in the defined contribution pension plan for our employees, participation in which is optional, and our participation, recognized as expense, is expected to be around US$22.2 million per year.

Other liabilities include taxes and payroll charges payable in the total amount of US$140.9 million as of December 31, 2017. The above table does not reflect any information related to our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three reserved seats as follows: (i) one acting member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two acting members to be appointed by our employees, Alexandre Magalhães Filho and Dejair Losnak Filho The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. For further information on the rules and procedures regarding the nomination and election of our board members, see “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.

Under the rules of the Novo Mercado, the members of our board of directors have agreed to comply with the Novo Mercado Listing Rules and with the rules of the B3 Arbitration Chamber before taking office, and for this purpose have entered into a Statement of Consent from the Directors (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors elected at our annual shareholders’ meeting held on April 12, 2017:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	73	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	53	Member of the Board of Directors	2009
Alexandre Magalhães Filho	65	Member of the Board of Directors	2015
Cecília Mendes Garcez Siqueira	60	Member of the Board of Directors	2015	(1)
Dejair Losnak Filho	54	Member of the Board of Directors	2017
Israel Vainboim	73	Member of the Board of Directors	2009
João Cox Neto	54	Member of the Board of Directors	2011
José Magno Resende de Araujo	58	Member of the Board of Directors	2013	(2)
Maria Leticia de Freitas Costa	57	Member of the Board of Directors	2017
Pedro Wongtschowski	71	Member of the Board of Directors	2015
Raul Calfat	65	Member of the Board of Directors	2017

(1)	Cecília Mendes Garcez Siqueira was also a member from April 2009 to April 2011.
(2)	Elected as an alternate member for Mr. Antonio Franciscangelis Neto.

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

Sérgio Eraldo de Salles Pinto. Mr. Salles Pinto has been CEO of Bozano Group since 2011 and he was an Executive Officer from 2000 to 2010. From 1988 to 2000, he worked at several companies of Banco Bozano, Simonsen S.A. He was originally elected to the Board of Directors of Embraer in April 2009 and he is an independent member, being a member of the Human Resources Committee and coordinator of the Audit and Risk Committee. Mr. Salles Pinto earned undergraduate degrees in Economics and Electrical Engineering from the Center of Unified Teaching of Brasília (CEUB) and the University of Brasília (UnB), respectively. He holds a Master’s degree in Economics from Fundação Getúlio Vargas—Rio de Janeiro (EPGE) and a Master’s degree in Administration from the Catholic University of Rio de Janeiro (PUC). Mr. Salles Pinto is the Chairman of the Board of Directors of Bozano Investimentos Gestora de Recursos, a member of the Board of Directors of Azul Linhas Aéreas and Vice-President of the Board of Directors of Ouro Preto Óleo e Gás.

Alexandre Magalhães Filho. Mr. Magalhães Filho has a degree in accounting sciences, with a specialization in budget performance. He has been an employee of Embraer since 1986, where he has held the following positions: 1986 to 2008, Budget Supervisor, Assistant Controllership Officer, and Pricing and Economic Planning Manager; 2008 to 2010, Costs Manager. His current position is Tax, Cost and Accounting Procedures Manager, and he is in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho sat on the Fiscal Council of: (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012, being reelected for the period 2015 to 2018; (iii) Instituto Embraer de Educação e Pesquisas, since 2001; and (iv) Cooperativa dos Empregados da Embraer (Cooperemb) from 2009 to 2011, was elected to the Board of Directors for the 2015-2017 term. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on the Board of Directors of Embraer from 2013 to 2015, was elected as an acting director for the 2015-2017 term and has been nominated by Embraer’s employees to be reelected for the 2017–2019 term.

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

Dejair Losnak Filho. Dejair Losnak Filho holds a Bachelor’s Degree in Law from the Universidade do Vale do Paraíba in São José dos Campos, in 2011; holds a post-graduate degree in Social Security and Labor Law, by UNISAL, in 2013; holds a post-graduate degree in Social Security Law from Faculdade Legale, in São Paulo; and a course for Members of the Board of Directors by the Instituto Brasileiro de Governança Corporativa (IBGC) in November and December 2017 Mr. Losnak was elected in 2017 a member of the Board of Directors of Embraer S.A.by representatives of non-shareholders, and has been Programmer of Production of the company since 2003.

Israel Vainboim. Mr. Vainboim was a member of the Board of Directors of Itaú Unibanco S.A. from 2009 to April 2015. He is a member of the Board of Directors of Cia. Iochpe-Maxion, member of the Board Council of MAM (Museu de Arte Moderna de São Paulo), member of the Board of Alfredo Volpi of Modern Art Institute, member of the Board of MASP, Vice-President of the Board of Albert Einstein Hospital in São Paulo and Chairman of the Board of the Brazilian-Israeli Chamber of Commerce. Mr. Vainboim served at Unibanco in various capacities since 1969. Mr. Vainboim was also the President of Unibanco from 1988 to 1992 and member of its Board of Directors until 2008. Mr. Vainboim was president of Unibanco Holdings S.A. from 1994 to 2007, Chairman of the Board of Directors and President of the Audit Committee of Unibanco Holdings S.A. from 2007 to February 2009. He was first elected to the Board of Directors of Embraer in April 2009 and he is an independent member. Mr. Vainboim earned an undergraduate degree in Mechanical Engineering from the Federal University of Rio de Janeiro and holds an MBA from Stanford University.

João Cox Neto. Mr. Cox has a degree in economics from the Federal University of Bahia and extended his postgraduate studies in economics at the Université du Québec in a Montréal Quebec, Canada, and the College of Petroleum Studies at Oxford University. He currently serves as Chairman of the board of directors of Estácio Participações S.A. and as a member of the boards of directors of Linx S.A., and Braskem S.A. He is a founding partner and managing director of Cox Investiments & Advisory. Between 2006 and 2010, Mr. Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, Holland and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a head of the Governance and Human Resources Committee and member of the Audit and Risks Committee.

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

Maria Leticia de Freitas Costa. Maria Letícia de Freitas Costa holds a degree in Production Engineering from Polytechnical School of the University of São Paulo in 1982, and a MBA from Samuel Curtis Johnson School of Business, Cornell University, in 1986. Mrs. Costa is a partner at Prada Assessoria Empresarial Ltda., since 2010; member of the Board of Directors of Localiza S.A., since 2009; member of the Board of Directors of RBS Mídia, since 2016; member of the Board of Directors of BB Mapfre, since 2015; member of the Board of Directors of Mapfre S.A., since 2015; member of the Board of Directors of Martins S.A., since 2014; member of the Board of Directors of Totvs S.A.; member of the Audit Committee of Votorantim Cimentos, since 2015; member of the Audit Committee of Votorantim Metais (VMH and CBA), from 2015 to 2017; Post graduation Director of the Insper Institute of Education and Research, from 2011 to 2015; member of the Board of Directors of Marcopolo from 2012 to 2016; member of the Board of Directors of Gafisa S.A., from 2011 to 2012; member of the Audit Committee of Votorantim Industrial, from 2012 to 2014; member of the Strategy Committee of Bematech S.A., from 2014 to 2015. Mrs. Costa is an independent member of Embraer’s Board of Directors and a member of the Human Resources Committee.

Pedro Wongtschowski. Mr. Wongtschowski served as General Manager of Oxiteno S.A. (1992-2006). From January 2007 to December 2012, he served as President of ULTRAPAR Participações S.A., a public company doing business in the fields of fuel distribution (Ipiranga), LPG distribution (Ultragaz), bulk liquid logistics (Ultracargo), and specialty chemicals manufacturing (Oxiteno). He is a member of the Board of Directors of Ultrapar Participações S.A. Mr. Wongtschowski is an independent director of Embraer, Votorantim S.A. and Centro de Tecnologia Canavieira S.A.

Raul Calfat. Raul Calfat holds a degree in business administration from Fundação Getúlio Vargas’ Business School. Mr. Calfat was CEO, until December 2013, and is Chairman of the Board of Directors of Votorantim S.A., since January 2014; member of the Board of Directors of Fibria S.A., since 2009; independent board member of Duratex S.A., since 2015; and member of the Board of Directors of the Sírio-Libanês Hospital, since August 2015. Calfat is an independent member of Embraer’s Board of Directors and a member of the Strategy Committee and the Audit and Risk Committee.

Committees

Three committees were formed to assist the board of directors in its duties and responsibilities:

•	Strategies Committee: this committee has no executive power. The primary purpose of the Strategies Committee is to assist the board of directors. The members of our board of directors and board of executive officers may serve on this committee. The Strategies Committee’s responsibilities include assisting the board of directors in the formulation of our strategic plan. The current members of the Strategies Committee are Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Maria Leticia de Freitas Costa, Pedro Wongtschowski and Raul Calfat.

•	Audit and Risks Committee: See “Item 6C. Board Practices—Audit and Risks Committee” below.

•	Human Resources Committee (known internally as the “Personnel and Governance Committee”): the members are appointed by our board of directors. The members of our board of directors and board of executive officers may serve on this committee. The purpose of this committee is to assist the board of directors with matters related to human resources issues, which include appointing and removing executive officers from office and designating their duties as provided by the bylaws, compensation and human relations policy and transferring our resources to employee associations, charity and recreational entities, the private security fund and foundation. In addition, the committee also assists our board of directors in corporate governance matters. The current members of the Personnel and Governance Committee are João Cox Neto (coordinator), Alexandre Gonçalves da Silva, Cecília Mendes Garcez Siqueira, Sérgio Eraldo de Salles Pinto and Maria Leticia de Freitas Costa.

•	Conselho Fiscal: See “Item 6C. Board Practices—Audit and Risks Committee—Conselho Fiscal” below.

Executive Officers

Our executive officers are responsible for our day-to-day management. The board of executive officers has responsibilities established by our bylaws and by the board of directors.

The terms of office for our executive officers are two years and reelection is permitted.

The vote of at least seven members of our board of directors is necessary to remove an executive officer.

Our bylaws prohibit any executive officer from also serving simultaneously as a member of our board of directors.

Under the rules of the Novo Mercado, our executive officers have agreed to comply with the Novo Mercado Listing Rules and to the rules of the B3 Arbitration Chamber before taking office and for this purpose have entered into a Statement of Consent from the executive officers (Termo de Anuência dos Administradores).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Paulo Cesar de Souza e Silva	62	President and Chief Executive Officer	2016	(1)
Fabiana Klajner Leschziner	46	Executive Vice President—General Counsel & Chief Compliance Officer	2016
Hélio Bambini Filho	55	Executive Vice President—Operations	2017
Jackson Medeiros de F. Schneider	53	Executive Vice President—Defense and Security	2014
Johann Christian Jean Charles Bordais	45	Executive Vice President—Services and Support	2017
John S. Slattery	49	Executive Vice President—Commercial Aviation	2016
José Antonio de Almeida Filippo	57	Executive Vice President—Chief Financial and Investor Relations Officer	2012
Mauro Kern Junior	57	Executive Vice President for Engineering	2015

(1)	Elected as president and CEO in 2016 and elected as Executive Vice President—Commercial Aviation in 2010.

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

Fabiana Klajner Leschziner. Mrs. Leschziner is our Executive Vice President, General Counsel & Chief Compliance Officer since June 2016. She worked at DuPont in Brazil from September 2002 to December 2015 as the Legal and Government Affairs Director for Brazil and from January 2016 to June 2016 as Legal Director for Brazil and the Andean Region, responsible for the legal aspects of all business of DuPont in Brazil, Colombia, Venezuela, Peru, Ecuador and Bolivia. Fabiana graduated from the São Paulo University School of Law, in 1993, and holds an LL.M. from Cornell Law School, Ithaca, USA. She specializes in corporate law, corporate finance, capital markets, antitrust and international trade and was an associate at Davis Polk & Wardwell office in New York from July 1998 to December 2001.

Hélio Bambini Filho. Hélio Bambini Filho. Mr. Bambini has been our executive vice president of operations since October 2017. Previously, he held several positions at Embraer, including operations planning and industrial architecture director (2006). In 2007, he began to oversee Embraer’s supply chain management. In 2011, he became senior vice president of industrial operations and managed Embraer’s operations in São José dos Campos, Eleb, Botucatu, Gavião Peixoto, Taubaté, Evora (Portugal), AST (USA) and EZ Air Interior (Mexico). He was also responsible for the final assembly of our commercial aircraft and executive jets. In 2014, he was appointed as Senior Vice President and chief operating officer of the Embraer Defense and Security Business Unit, taking on the Defense Programs and Operations in Gavião Peixoto and Jacksonville (USA), and member of the board of Embraer Defense & Security subsidiaries: Atech Negócios em Tecnologia S.A., Savis Tecnologia e Sistemas S.A., Harpia Sistemas S.A., Bradar Indústria S.A. and Embraer Defense and Security Inc. (USA). Prior to joining Embraer, Mr. Bambini was the CEO of Sanmina-SCI and Segerstrom, both companies in the contract manufacturing segments. He was also a business development manager at Motorola and senior consultant at Arthur D. Little. He started his career in managerial positions at Multitel Microeletrônica and Mannesmann (Hartmann & Braun Division).Mr. Bambini holds bachelor’s degree in electronic engineering from Faculdade de Engenharia Industrial, a specialization in finance from PUC-Rio, a master’s degree in business administration from FGV in São Paulo and participated in a MBA exchange program at the University of Texas at Austin.

Jackson Schneider is President of Embraer Defense & Security since January 2014. He formerly held the position of Vice President of People, Institutional Relations and Sustainability at Embraer S.A. Schneider has a Law degree from the University of Brasília (UNB) and an MBA from Business School of São Paulo. He began his career within the Ministry of Justice. In the private sector, he was the Deputy Director of Corporate Affairs at Unilever and Vice President of Human Resources, Legal Relations and Corporate Affairs of Mercedes-Benz do Brasil.In addition, Schneider was President of ANFAVEA (Brazilian Association of Vehicle Manufacturers) and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products, and Related Items). He is board member of CDES (Social and Economic Development Council of the Presidency of Republic). He is also board member of organizations such as the Biennial Foundation of São Paulo, the AACD (Association to Support Disabled Children) and MASP – Assis Chateaubriand São Paulo´s Art Museum, among others.

Johann Christian Jean Charles Bordais. Mr. Bordais is the Senior Vice President of Embraer Services and Support. From July 2013 to December 2016, he was Vice President of Services & Support in Brazil, where he managed customer support staff from a variety of different areas and oversaw the Customer Care Center in São José dos Campos, as well as Embraer’s Authorized Aircraft Service Centers worldwide. Previously, Mr. Bordais was responsible for Embraer Services and Support office in Paris for 13 years, served as the Senior Manager for Aircraft Sales Support & Contract Administration and Manager of the Customer Order Desk. Before joining Embraer, Mr. Bordais worked at Raytheon/Beechcraft’s Authorized MRO in Paris and at an aircraft engine spare parts company in Dallas. Mr. Bordais holds a bachelor’s degree in international trade and a MBA from Oklahoma University.

John S. Slattery. Mr. Slattery has been Executive Vice-President Embraer S.A. and President & CEO Embraer Commercial Aviation since July 2016. He joined Embraer in early 2011 as non-executive Vice President, responsible for Customer Finance; Asset & Risk Management. The following year Mr. Slattery was appointed SVP and Chief Commercial Officer, taking on broader executive responsibilities incorporating worldwide sales of commercial aircraft and services. Since joining Embraer, he has been a board director at ECC Leasing, Embraer’s wholly owned leasing company. Prior to joining Embraer, Mr. Slattery spent fifteen years in executive and leadership roles at various commercial aerospace advisory, leasing, and banking organizations. In 2001, Mr. Slattery was a co-founder of RBS Aviation Capital (now SMBC Aviation Capital) and the firm’s Managing Director in New York, responsible for leading the bank’s commercial aircraft leasing and asset-backed lending to airline customers across the Americas. He is a Fellow of The Royal Aeronautical Society, President Emeritus of The Wings Club and Director Emeritus of ORBIS International. An AMP graduate of Harvard Business School, Mr. Slattery was awarded an M.B.A. from the University of Limerick, and a BA from the University of South Wales.

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

Mauro Kern Junior. In September 2017, Mr. Kern was appointed Embraer’s Executive Vice-President, Engineering. He joined Embraer in 1982 as a Mechanical Systems Engineer and served the company in the following years in several technical and managerial positions. In April 2007, he was appointed Embraer’s Executive Vice-President for the Airline Market. In April 2011, Mr. Kern was appointed Embraer’s Executive Vice-President for Engineering and Technology. In 2015, he took the position of Chief Operating Officer. Mr. Kern holds a Bachelor’s degree in Engineering from the University of Rio Grande do Sul.

6B.    Compensation

Overview

Our executive officers, board of directors and Fiscal Council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2017, the aggregate compensation (including benefits in kind granted) that we paid to members of the board of directors, the Audit and Risks Committee, the Fiscal Council and the executive officers for services in all capacities was US$11.5 million: US$3.4 million to members of the board of directors, US$0.3 million to members of the Fiscal Council and US$7.8 million to the executive officers.

For the fiscal year ended December 31, 2017, members of our committees of the board of directors, including our Audit and Risks Committee, received an aggregate additional compensation of US$0.8 million, which is included in the US$11.5 million compensation mentioned above.

In addition, in 2017, we contributed US$0.3 million for the payment of pension benefits to our executive officers. Members of our board of directors and Fiscal Council do not receive these benefits. The board of directors members, Fiscal Council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2017, none of the board of directors members, Fiscal Council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business. For additional information on our executive compensation, see Note 15.3 to our 2017 audited consolidated financial statements.

Stock Option Plan

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. Our board of directors may choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our board of directors may grant stock options to persons employed with us for less than two years to hire and retain strategic personnel. Our board of directors may also determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our board of directors, after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase of up to 1.5% of our common shares, and the options vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted. As of December 31, 2012, 6,510,000 options had been granted on April 30, 2010 at an exercise price of R$10.19 per share; 6,345,000 options had been granted on January 18, 2011 at an exercise price of R$12.05 per share; 150,000 options had been granted on March 16, 2011 at an exercise price of R$12.89 per share; 4,860,000 options had been granted on January 23, 2012 at an exercise price of R$11.50 per share; 4,494,000 options had been granted on March 20, 2013 at an exercise price of R$15.71 per share; and 584,400 options had been granted on April 25, 2013 at an exercise prices of R$16.81 per share.

At a special shareholders’ meeting held on January 10, 2012, the aforementioned second stock option plan was amended to provide for a revised vesting schedule, and options granted after January 10, 2012 vest as follows: 33% after three years following the date the options were granted; 33% after four years following the date the options were granted; and 34% after five years following the date the options were granted. The exercise price of each option is to be set on the grant date as the weighted average trading price of the last 60 trading days and can be adjusted by up to 30% to counteract any speculative activity in the market. Each option holder has up to five years from the date of grant to exercise options received prior to and during 2011, and up to seven years from the date of grant to exercise options received after 2011. Option holders may only exercise options during the term of their employment with Embraer. This amendment does not affect the accounting for grants existing prior to this plan.

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has as its objective of attracting and retaining highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company with that of shareholders. Participants in the plan will receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares. We will pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date and three, four and five years after the grant of the virtual shares, respectively. In August 2017, we approved a change in the criteria of virtual performance shares, the amounts payable will be based on the internal cost reduction target and the payroll related to the shares granted in 2015, 2016 and 2017 will be made in 2020, while the amount of performance shares that will be granted in 2018 will be paid in 2021.On February 25, 2014, we approved a total benefit of US$13.0 million under the plan, equivalent to 1,570,698 virtual shares with a fair value of US$1.8 million as of December 31, 2017, equivalent to 333,161 virtual shares. On March 3, 2015 we approved the second grant with a total benefit of US$10.4 million under the plan, equivalent to 1,237,090 virtual shares with a fair value of US$2.5 million as of December 31, 2017, equivalent to 446,430, virtual shares. On March 10, 2016, we approved the third grant with a total benefit of US$8.5 million under the plan, equivalent to 1,095,720 virtual shares with a fair value of US$1.9 million as of December 31, 2017, equivalent to 386,107 virtual shares. On June 9, 2016, we approved the fourth grant with a total benefit of US$0.3 million under the plan, equivalent to 55,994 virtual shares with a fair value of US$0.1 million as of December 31, 2017, equivalent to 20,293 virtual shares. On August 25, 2016, we approved the fifth grant with a total benefit of US$0.3 million under the plan, equivalent to 70,978 virtual shares with a fair value of US$0.1 million as of December 31, 2017, equivalent to 33,215 virtual shares. On August 24, 2017 we approved the sixth grant with a total benefit of US$9.7 million under the plan, equivalent to 1,925,926 virtual shares with a fair value of US$1.9 million as of December 31, 2017, equivalent to 476,573 virtual shares. For further information on this plan, see Note 30 to our 2017 audited consolidated financial statements.

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

For the 2017, 2016, 2015, 2014 and 2013 fiscal years, we distributed US$21.4 million, US$23.6 million, US$37.9 million, US$47.8 million and US$57.2 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were US$22.2 million, US$23.2 million, US$22.6 million, US$28.4 million and US$28.1 million, respectively. For further information on our post-retirement benefits, see Note 27 to our 2017 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$31.8 million as of December 31, 2017, US$41.5 million as of December 31, 2016, US$22.5 million as of December 31, 2015, US$36.8 million as of December 31, 2014 and US$68.5 million as of December 31, 2013.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

D&O Insurance

We maintain directors’ and officers’ liability insurance in an amount of US$100.0 million. This insurance covers liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely due to his or her serving in such capacity.

6C.    Board Practices

Our board of directors is appointed for a two-year term. See “Item 6A. Directors and Senior Management—board of directors.”

The executive officers are elected by the board of directors. With the exception of Hélio Bambini Filho, who was elected in August 24, 2017, our current executive officers were elected on April 12, 2017, with a term of office until the meeting of our board of directors to be held following the annual general meeting of our shareholders in April 2019 to approve our financial statements for the fiscal year ended December 31, 2018. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “Item 6A. Directors and Senior Management—Executive Officers.”

None of our directors is party to an employment agreement providing for benefits upon termination of term. All of our executive officers are party to a service agreement setting forth the rights and obligations of the executive officers.

Audit and Risks Committee

Our Audit and Risks Committee has no executive power and may have up to five independent members. The primary purpose of the Audit and Risks Committee is to assist the board of directors in its functions. The members of our board of directors may serve on the committee. The Audit and Risks Committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors and monitoring the quality and integrity of internal controls and financial statements. Embraer’s statutory “Audit and Risks Committee” is currently composed of four independent members of our board of directors.

Foreign private issuers are subject to local legislation which may prohibit the board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3 of the Exchange Act. Audit committees of foreign private issuers may be granted responsibilities, including advisory powers, with respect to certain matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit and Risks Committee, unlike a U.S. audit committee, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our Audit and Risks Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote by the board of directors. Our Audit and Risks Committee complies with Brazilian legal requirements (including for “independent directors,” as defined by Brazilian law).

Set forth below are the names, ages, position and the year first elected of the members of our Audit and Risks Committee appointed at our board of directors’ meeting held on April 12, 2017:

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	53	Coordinator and Effective member	2011
Israel Vainboim	73	Effective member	2011
João Cox Neto	54	Effective member	2015	(1)
Raul Calfat	65	Effective member	2017

(1)	João Cox Neto was also a member of this committee from April 2011 to April 2013.

Fiscal Council (Conselho Fiscal)

Under the Brazilian Corporate Law, the Fiscal Council is a corporate body independent of management and a company’s external auditors. The Fiscal Council has not typically been equivalent to or comparable with a U.S. audit committee. The primary responsibility of the fiscal council has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory Audit and Risks Committee, established in accordance with the Novo Mercado Listing Rules, will serve as the equivalent of a U.S. audit committee. For further information on our committees, see “Item 6A. Directors and Senior Management—Committees.”

Under the Brazilian Corporate Law, the Fiscal Council may not have members who are members of the board of directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Fiscal Council members receive a remuneration of at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Fiscal Council to be composed of a minimum of three and a maximum of five members and their respective alternates.

Our Fiscal Council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the Fiscal Council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our Fiscal Council and respective alternates, elected at our annual shareholders’ meeting held on April 12, 2017:

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	55	Effective member	2008
Tarcísio Luiz Silva Fontenele	55	Alternate	2001
José Mauro Laxe Vilela(2)	70	Effective member	2011
Wanderley Fernandes da Silva	44	Alternate	2011
Mauricio Rocha Alves de Carvalho	56	Effective member	2016
Taiki Hirashima	77	Alternate	2004
Otavio Ladeira de Medeiros	49	Effective member	2016
William Baghdassarian	46	Alternate	2016
Wilsa Figueiredo	55	Effective member	2016
Luiz Claudio Moraes	56	Alternate	2016

(1)	President of the Fiscal Council.
(2)	Vice-President of the Fiscal Council.

6D.    Employees

The table below sets forth the number of our employees by category at the dates indicated, and includes the employees of our wholly-owned subsidiaries. The total consolidated refers to all of our subsidiaries and joint ventures, including OGMA, ECTS, EZ Air, Bradar Aerolevantamento and Visiona:

	As of December 31,
	2017	2016	2015	2014	2013
Production Process	6,695	6,613	6,442	6,181	6,412
Research and Development	5,462	5,645	6,069	5,948	5,914
Customer Support	2,178	2,000	2,209	2,193	2,129
Administrative—Production Support	1,476	1,615	2,115	2,006	2,067
Administrative—Corporate	2,622	2,633	2,538	2,839	2,756

Total (including only wholly-owned subsidiaries of Embraer S.A)	18,433	18,506	19,373	19,167	19,278

Total Consolidated	20,320	20,348	23,050	22,301	21,648

Approximately 79% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in the city of São José dos Campos.

Embraer fully supports the choice of union association of its employees. In Brazil, 5.3% of the our employees are unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.    Share Ownership

As of December 31, 2017, our board members owned 1,201 of our common shares, our executive officers owned 1,010 of our common shares and each Fiscal Council members owned one of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares. See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

Shareholders

We have total authorized capital of 1,000,000,000 shares, with an aggregate of 740,465,044 common shares, including one special “golden share” held by the Brazilian government, issued and outstanding. The golden share provides the Brazilian government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. For further information on the voting rights of our common shares, see “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares.”

The table below sets forth information related to the amount of shares held by our significant shareholders. As of March 5, 2018, in accordance with the most recent shareholder position informed to the us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	106,656,095	14.40
Mondrian Investments Partners Limited(3)	74,915,036	10.12
BNDES Participações S.A.BNDESPAR(4)	39,762,489	5.37
Blackrock INC(5)	37,176,992	5.02
União Federal/Brazilian government(6)	1	0.00
Shares in company treasury	6,937,789	0.94
Others	475,016,643	64.15

Total	740,465,044	100.00

(1)	The amount of shares includes our ADS.
(2)	Brandes Investment Partners, L.P. is a 100% employee-owned independent investment advisory firm founded and co-owned by Charles Howard Brandes. The firm manages the Brandes series of mutual funds in addition to other funds and caters to individual and institutions.
(3)	Mondrian Investment Partners Limited was founded in 1990, is an independent, employee-owned, global investment manager with offices in London and Philadelphia. The firm launches and manages equity, fixed income, and balanced mutual fund and invests in the public equity and fixed income markets across the globe.
(4)	BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social–BNDES, the government-owned national development bank of Brazil.
(5)	Blackrock INC. is an American global investment management corporation based in New York City. Founded in 1988, initially as a risk management and fixed income institutional asset manager, BlackRock is the world’s largest asset manager.
(6)	The Brazilian government holds our “golden share.”

There have been no significant changes in percentage ownership by any major shareholder in the past three years. On December 31, 2017, we had approximately 35,725 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2017, an aggregate of 96,160,710 common shares in the form of ADSs were held by 141 record holders, including DTC in the United States.

7B. Related Party Transactions

The Brazilian Government

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purposes). For further information on the voting rights of our golden share, see “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of December 31, 2017, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly-owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related party transactions.”

The Brazilian government plays an important role in our business activities, including as:

•	a major customer of our defense products, through the Brazilian Air Force;

•	a source for research debt financing through technology development institutions, including FINEP and BNDES;

•	an export credit agency, through BNDES; and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services, through Banco do Brasil.

For further information on the role of the Brazilian government in our business activities, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For further information regarding our related party transactions, see Note 15 to our 2017 audited consolidated financial statements.

A Major Customer (Brazilian Government)

The Brazilian government, mainly through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2017, the Brazilian government, mainly through the Brazilian Air Force, accounted for 70.4% or US$669.3 million of the revenue of our Defense and Security business. In addition, as of December 31, 2017, the Brazilian Air Force owed us US$314.1 million in trade account receivables and had a credit against us of US$90.3 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Information on the Company—Business Overview—Defense and Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian government. As of December 31, 2017, we had a total outstanding balance of loans borrowed from BNDES in the aggregate amount of US$314.3 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with FINEP, which as of December 31, 2017 had a total outstanding balance of US$81.8 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian government. As of December 31, 2017, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$321.4 million, which is recorded as a non-current liability on our statement of financial position. In addition, we maintained outstanding Export Credit Notes with Banco do Brasil in the total amount of US$96.1 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with Banco do Brasil, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Customer Financing by BNDES

The Brazilian government has been an important source of export financing for our customers through BNDES-exim program, managed by BNDES. Beginning in the second half of 2007, BNDES started providing financing to our customers on financial terms and conditions which complied with the Aircraft Sector Understanding of the OECD. Brazil has been joined by Canada, the United States and the European Union, among others, at the OECD, as a participant in the “Sector Understanding on Export Credits for Civil Aircraft” that aims to assure a “level-playing field” among the airframe manufacturers and encourages manufacturers and airlines to focus on price and quality rather than on financial packages provided under government support. For further information on our aircraft financing arrangements, see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements.”

A Service Provider (Banco do Brasil)

As of December 31, 2017, we maintained cash and cash equivalents of US$223.9 million with Banco do Brasil and several of its affiliates. As of that date, we also had deposited with Banco do Brasil an amount of US$321.4 million, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. We maintained US$11.3 million deposited as collateral for a loan with BNDES. These services include maintaining our checking account.

7C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.    Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see Note 23 and Note 26 to our audited consolidated financial statements.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the SELIC rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net line item of our statements of income. As of December 31, 2017, there was a US$54.0 million provision recorded as a liability (taxes and labor related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these challenges, see Note 26 to our 2017 audited consolidated financial statements.

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

As of December 31, 2016, the amounts paid under the Final Agreements and the TCAC were (i) US$107.3 million, or R$341.3 million, to the DOJ; (ii) US $20.0 million, or R$68.1 million, to the SEC; and (iii) US$20.0 million, or R$64.0 million, to the MPF and the CVM. On the same date, outstanding amounts owed to the SEC represented US$58.2 million, or R$189.9 million.

On February 22, 2017, in compliance with the Final Agreements, we hired the lawyer Alexandre Herman Rene as our external independent monitor, with the approval of the DOJ and the SEC, to assess our compliance with the Final Agreements, especially regarding the effectiveness of controls and procedures to reduce the risk of any FCPA violations. In October 2017, the monitor delivered his first report, which contained certain observations and recommendations to further improve our anti-corruption and compliance policies and procedures. The implementation of these recommendations is ongoing.

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

Other Proceedings

In addition, we are involved in other legal proceedings, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. For further information on our legal proceedings, see Note 23 and Note 26 to our 2017 audited consolidated financial statements.

Class Action

In August, 2016, a putative securities class action was filed in a U.S. court against us and certain of our former and current executives, asserting claims in connection with allegedly false and misleading statements and omissions concerning the FCPA investigation and related matters. In October, 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for the putative class action. In December 2016, lead plaintiff filed an amended complaint. In June 2017, we filed a motion to dismiss all claims asserted in the amended complaint. At this time, the motion is pending before the court, and we believe that there is no adequate basis for estimating provisions related to this matter.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under IFRS. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts determined under IFRS in our parent company financial statements. The amount for distribution is equal to our net income after taxes less any amounts allocated from the net income after taxes to:

•	the legal reserve,

•	a contingency reserve for anticipated losses, and

•	an unrealized revenue reserve.

For further information on amounts available for distributions, see Note 29 to our 2017 audited consolidated financial statements.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. We recognized a complement of US$12.0 million to our legal reserve for 2017 (0.8% of paid-in capital). The balance of our legal reserve was US$204.4 million, which was equal to 14.2% of our paid-in capital as of December 31, 2017.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if the loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

•	the legal reserve;

•	the investment and working capital reserve;

•	retained earnings; and

•	the contingency reserve for anticipated losses.

The excess amount may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

•	price-level restatement of statement of financial position accounts;

•	the share of equity earnings of affiliated companies; and

•	profits from installment sales to be received after the end of the next succeeding fiscal year.

According to our bylaws and subject to shareholder approval, our board of directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes under IFRS. The reserve may not exceed 80% of our capital. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. This reserve may also be used to amortize our debts. We may also grant a participation in our net income to our management and employees. However, the allocation to the investment and working capital reserve or the participation of our management and employees cannot reduce the mandatory distributable amount, as discussed below. Otherwise, the amount in excess of our capital must be used to increase our capital or be distributed as a cash dividend. The balance of the investment and working capital reserve may be used:

•	in the deduction of accumulated losses, whenever necessary;

•	in the distribution of dividends, at any time;

•	in the redemption, withdrawal, purchase or open market repurchase of shares, as authorized by law; and

•	to increase our capital, including by means of an issuance of new shares.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law method. We have not established a contingency reserve.

As of December 31, 2017, unappropriated retained earnings of US$2.491.9 million were recorded in our statutory parent company books under IFRS. As of December 31, 2017, the amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

For further dividends information, see Note 29 to our 2017 audited consolidated financial statements.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by the corporation for each fiscal year that dividends must be distributed to shareholders, also known as the mandatory distributable amount. Under our bylaws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, and not on a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company to suspend the mandatory distribution of dividends if the board of directors and fiscal council report presented at the shareholders’ meeting indicate that the distribution would be inadvisable in view of Embraer’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the board of directors shall file a justification for the suspension with the CVM. Profits not distributed by virtue of the suspension will be attributed to a special reserve and, if not absorbed by subsequent losses, will be paid as dividends as soon as the financial condition of the corporation permits the payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under IFRS for the relevant fiscal year. Brazilian companies, including us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed in lieu of dividends as part of the mandatory distributable amount. Payments of interest on shareholders’ equity are treated as a tax-deductible expense for IRPJ and CSLL purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which the amount of the unclaimed dividends reverts to the Company.

The Brazilian Corporate Law permits a company to pay interim dividends out of preexisting and accumulated profits determined under IFRS for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our bylaws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided that the mandatory dividend has already been distributed to the shareholders. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our board of directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, the dividends cannot exceed the amount of capital reserves.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including the holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. For further information on Brazilian taxes, see “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.”

History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treats those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. The interest is limited to the daily pro rata variation of the TJLP and cannot exceed the greater of:

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

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven jurisdiction, that is, a country or location that does not impose any income tax or which imposes the tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment. For further information on Brazilian taxes, see “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.

Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, plus the amount of declared dividends, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
April 15, 2015(3)	Full year of 2014	16.1	6.1
March 03, 2015(2)	First quarter of 2015	29.4	9.2
June 11, 2015(2)	Second quarter of 2015	29.4	9.5
August 06, 2015(2)	Third quarter of 2015	29.4	8.3
December 10, 2015(2)(4)	Fourth quarter of 2015	29.5	7.6
March 10, 2016(2)	First quarter of 2016	29.5	8.3
June 9, 2016(2)	Second quarter of 2016	29.4	9.2
September 15, 2016(2)	Third quarter of 2016	14.7	4.5
March 8, 2017(2)	First quarter of 2017	29.4	9.3
April 12, 2017(3)	Full year of 2016	75.0	23.4
June 2, 2017(2)	Second quarter of 2017	29.4	8.9
September 6, 2017(2)	Third quarter of 2017	29.3	9.2
December 14, 2017(2)(5)	Fourth quarter of 2017	66.0	19.9

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2015 but paid in 2016.
(5)	Amount declared in 2017 but paid in 2018.

In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. No dividends were approved for 2016. Our board of directors declared interest on shareholders’ equity with respect to profits generated during the first nine months of 2017, no interest on shareholders’ equity were approved for the fourth quarter of 2017. For further information on mandatory distribution of dividends, see “Item 8A. Financial Information—Mandatory Distribution.”

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our bylaws. Our board of directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue to determine that it is in our benefit to distribute interest on shareholders’ equity.

8B.    Significant Changes

No significant changes or events have occurred after the close of the statement of financial position date as of December 31, 2017, other than the events already described in this annual report.

ITEM 9.	THE OFFER AND LISTING

9A.    Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.” In addition, our common shares are traded on the B3 under the symbol “EMBR3.” Each ADS represents four common shares.

The reported high and low closing prices in U.S. dollars for the ADSs on the NYSE for the periods indicated are set forth in the following table. Our ADSs began trading on the NYSE on June 5, 2006, with each ADS representing four common shares issued by us.

	Price in US dollars per ADS
	High	Low
2013
Year	39.22	26.80
2014
Year	39.97	29.86
2015
Year	37.04	24.22
2016
First quarter	30.34	24.15
Second quarter	26.13	19.89
Third quarter	22.02	17.25
Fourth quarter	22.11	17.17
Year	30.34	17.17
2017
First quarter	24.67	19.25
Second quarter	22.14	18.02
Third quarter	23.92	18.32
Fourth quarter	25.26	18.48
Year	25.26	18.02
Month:
September 2017	23.92	22.61
October 2017	22.91	18.83
November 2017	20.06	18.48
December 2017	25.26	18.95
January 2018	26.89	24.13
February 2018	27.95	25.38
March 2018 (through March 20)	27.18	24.73

The tables below set forth, for the periods indicated, the reported high and low closing prices in nominal reais for the common shares on the B3. Our common shares began trading on the Novo Mercado segment of the B3 on June 5, 2006.

	Nominal reais per common share
	High	Low
2013
Year	21.70	13.77
2014
Year	25.26	18.27
2015
Year	30.40	21.23
2016
First quarter	30.20	21.96
Second quarter	23.42	17.35
Third quarter	18.29	14.01
Fourth quarter	18.26	14.01
Year	30.20	14.01
2017
First quarter	19.18	16.00
Second quarter	17.39	14.76
Third quarter	18.69	15.20
Fourth quarter	21.06	15.33
Year	21.06	14.76
Month:
September 2017	18.69	17.67
October 2017	18.11	15.45
November 2017	16.39	15.33
December 2017	21.06	15.43
January 2018	21.80	19.40
February 2018	22.84	20.40
March 2018 (through March 20)	22.20	20.44

On March 20, 2018, the closing sale price for our common shares on the B3 was R$20.44. On the same date, the closing sale price for our ADSs on the NYSE was US$24.73. The ADSs are issued under a deposit agreement and JPMorgan Chase Bank N.A., or JP Morgan, serves as depositary under that agreement.

9B.    Plan of Distribution

Not applicable.

9C.    Markets

Trading on the B3

In 2000, the São Paulo Stock Exchange, currently called the B3, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the B3, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

Our common shares are listed and traded on the Novo Mercado segment of the B3. Trades in our common shares on the B3 settle in three business days after the trade date. Delivery of and payment for shares is made through the facilities of the CBLC—Companhia Brasileira de Liquidação e Custódia (clearinghouse for the B3), which maintains accounts for member brokerage firms.

In order to better control volatility, the B3 adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% and 15%, respectively, in relation to the closing value of the index registered in the previous trading session.

The B3 is less liquid than the NYSE and other major exchanges in the world. The B3 had an aggregate market capitalization of approximately R$3.2 trillion, equivalent to US$957 billion as of December 31, 2017. In comparison, the NYSE had a market capitalization of approximately US$29.6 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2017, we accounted for approximately 0.5% of the market capitalization of all listed companies on the B3.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2017, the ten largest companies listed on the B3 represented approximately 40% of the total market capitalization of all listed companies.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.

Novo Mercado Corporate Governance Practices

In 2000, the B3 introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3, by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading (or 15% of its capital stock, provided its average daily trading volume remains equal to or greater than R$25.0 million, taking into account the trades performed during the previous 12 months), (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (iii) comply with minimum quarterly disclosure standards, (iv) follow stricter disclosure policies, with regards to contracts with related parties, material contracts and transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (v) submit any existing shareholders’ agreements and stock option plans to the B3 and (vi) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) comply with all of the listing requirements for Level 1 companies, (ii) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share of controlling block preferred shares, (iii) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, including (1) any transformation of the company into another corporate form, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (6) any changes to these voting rights, (iv) have a board of directors composed of at least five members, of which 20% must be independent directors, with a term limited to two years, (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS, (vi) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (vii) adhere exclusively to the rules of the B3 Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed on the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (i) issuing only voting shares and (ii) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares. Our shares are listed on the Novo Mercado segment.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either public (companhia aberta), like us, or closely held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are listed and traded on the Novo Mercado segment of the B3 and may be traded privately subject to limitations.

We have the option of asking for the trading of our securities on the B3 to be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the B3.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs have obtained an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the common shares, or distributions relating to the common shares, unless the holder obtains a new electronic certificate of registration or registers its investment in the common shares under Resolution No. 4,373.

Disclosure Requirements

Pursuant to CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies.

These requirements include provisions that:

•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	restrict the use of insider information.

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

Corporate Purpose

We are a corporation duly incorporated with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and the Brazilian Corporate Law. According to article I of our bylaws, our corporate purpose is to (i) design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality, (ii) perform and carry out technical activities related to the manufacturing and servicing of aerospace materials, (iii) contribute to the training of technical personnel as necessary for the aerospace industry, (iv) engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefore, (v) design, build and trade equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as to perform and carry out technical activities related to the manufacturing and maintenance activities, according to the highest standards of technology and quality, and (vi) conduct other technological, manufacturing and trade activities and services related to the defense, security and power industries.

Description of Capital Stock

General

As of December 31, 2017, our capital stock consisted of a total of 740,465,044 common shares, without par value, including 7,423,705 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,00 common shares without seeking specific shareholder approval. All of our outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

Share Buyback

Pursuant to our bylaws, our board of directors approved on December 7, 2007 a share buyback program for our common shares, in compliance with Instrução CVM No. 10/80, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 common shares outstanding. The acquisition of the shares was made on the B3 and the common shares bought back will be kept in treasury form, and the treasury shares would not have any political or economic rights. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On March 10, 2016, our board of directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. The common shares were repurchased from March 17 through June 30.

On June 02, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. The common shares were repurchased from June 6 through August 29, 2017.

Common Shares

Each common share is generally empowered with one vote at our shareholders’ meetings. Pursuant to our bylaws and the B3 listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo (official government publication of the State of São Paulo), and in a newspaper of general circulation in the city where our headquarters are located, currently the O Vale in São José dos Campos, at least 30 days prior to the meeting, and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Valor Econômico. The quorum to hold shareholders’ meetings at first call is the presence of shareholders representing 25% of the common shares; and at second call the meeting can be held with the presence of any number of shareholders.

According to our bylaws, in order to attend a shareholders’ meeting, a shareholder must show the ownership of the shares it intends to vote by showing an identification document and a proof of share ownership. Our shareholders may be represented at shareholders’ meetings by a proxy, issued within a one-year period prior to the meeting to (1) one of our directors or officers, (2) a lawyer or (3) a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at shareholders’ meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code. Investment funds must be represented by their administrator.

Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Rule No. 561, as amended, and aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals and candidates for the election of members of the Board of Directors or Fiscal Council. For this purpose, this regulation provided the following:

•	the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the shareholders’ meeting is held;

•	the possibility of inclusion of candidates and proposals of deliberation of minority shareholders in that bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in shareholders’ meetings; and

•	the deadlines, procedures and ways of sending this bulletin, which may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit) or; (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); or (c) directly to the company.

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. For further information on payment of dividends on our shares, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.” In addition, upon any liquidation of the company, the common shares are entitled to return of capital in proportion to their share of our shareholders’ equity.

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and proportionally in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “Item 10D. Preemptive Rights”;

•	the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

•	the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “Item 10D. Redemption and Right of Withdrawal.”

Golden Share

The golden share is held by the Federative Republic of Brazil. For a discussion of the rights to which the golden share is entitled, see “Item 10B. Voting Rights of Shares—Golden Share.”

Voting Rights of Shares

Each common share is generally empowered with one vote at general shareholders’ meeting. Pursuant to our bylaws and the B3 listing agreement in connection with the listing of our shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights.

Limitations on the Voting Rights of Certain Holders of Common Shares

Our bylaws provide that, at any shareholders’ meeting, no shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.

For purposes of our bylaws, two or more of our shareholders are considered to be a “group of shareholders” if:

•	they are parties to a voting agreement;

•	one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;

•	they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or

•	they are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (i) with the same administrators or managers, or further (ii) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.

In the case of investment funds having a common administrator, only funds with policies of investment and of exercise of voting rights at shareholders’ meetings that fall under the responsibility of the administrator on a discretionary basis will be considered to be a group of shareholders.

In addition, shareholders represented by the same proxy, administrator or representative on any account at any shareholders’ meeting will be considered to be a group of shareholders, except for holders of our ADSs when represented by the relevant depositary. All signatories to a shareholders’ agreement that addresses the exercise of voting rights will also be considered to be a group of shareholders for purposes of the foregoing limitation.

This limitation on the voting rights of certain holders of common shares is illustrated in the following table:

Equity Interest of Shareholder or Group of Shareholders	Voting Rights as a Percentage of our Capital Stock
1%	1%
2%	2%
3%	3%
4%	4%
5%	5%
> 5%	5%

Limitation on the Voting Rights of Non-Brazilian Shareholders

In accordance with the edital (invitation to bid) issued by the Brazilian government in connection with the privatization of Embraer in 1994, voting participation of non-Brazilian holders of Embraer common shares was limited to 40% of Embraer common shares votes at shareholders’ meeting.

Our bylaws provide that, at any shareholders’ meeting, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at the meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described above in “Item 10B. Limitation on the Voting Rights of Certain Holders of Common Shares.” Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be considered. If the total vote of non-Brazilian shareholders at any shareholders’ meeting exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at the shareholders’ meeting.

The fraction of two-thirds effectively limits the voting rights of non-Brazilian shareholders and groups of non-Brazilian shareholders to 40% of share capital represented at the shareholders’ meeting. The objective of this limitation is to ensure that Brazilian shareholders constitute a majority of the total votes cast at any shareholders’ meeting. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to control us.

For purposes of our bylaws, the following are considered to be “Brazilian shareholders”:

•	Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;

•	legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (i) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (ii) of this item, and (ii) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and

•	investment funds or clubs organized under the laws of Brazil that have their administrative head office in Brazil and whose managers and/or investors holding the majority of their equity interests are persons/entities referred to above.

A Brazilian shareholder will be required to provide evidence to us and the depositary agent for the book-entry registry that such shareholder satisfies the foregoing requirements and only after this evidence is given will the shareholder be included in the records of Brazilian shareholders.

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

Shareholder	% Shares Attending	Effective % of Votes After 5%Vote Restriction	Effective % of Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5	5	1.00
Brazilian B	5	5	5	5	1.00
Brazilian C	5	5	5	5	1.00
Brazilian D	5	5	5	5	1.00
Brazilian E	5	5	5	5	1.00
Brazilian F	5	5	5	5	1.00
Brazilian G	5	5	5	5	1.00
Brazilian H	5	5	5	5	1.00
Brazilian I	5	5	5	5	1.00
Brazilian J	5	5	5	5	1.00
Brazilian K	5	5	5	5	1.00
Brazilian L	5	5	5	5	1.00

Total Brazilians	60	60	60	60	1.00
Non-Brazilians(1)	40	40	40	40(2)	1.00

Total	100	100	100	100	1.00

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on such holding.
(2)	Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.

Example 2

One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	20	5	5.0	8.57	0.25
Brazilian B	5	5	5.0	8.57	1.00
Brazilian C	5	5	5.0	8.57	1.00
Brazilian D	5	5	5.0	8.57	1.00
Brazilian E	5	5	5.0	8.57	1.00
Brazilian F	5	5	5.0	8.57	1.00
Brazilian G	5	5	5.0	8.57	1.00

Total Brazilians	50	35	35.0	59.99	1.00
Non-Brazilians(1)	50	50	23.3(2)	40.00	0.47

Total	100	85	58.3(2)	100.00	0.58

(1)	Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.
(2)	Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.

Example 3

No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	5	5	5.0	10.0	1.00
Brazilian B	5	5	5.0	10.0	1.00
Brazilian C	5	5	5.0	10.0	1.00
Brazilian D	5	5	5.0	10.0	1.00
Brazilian E	5	5	5.0	10.0	1.00
Brazilian F	5	5	5.0	10.0	1.00

Total Brazilians	30	30	30.0	60.0	1.00
Non-Brazilians A	30	5	2.2(2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8(2)	35.6	0.44

Total	100	75	50.0	100.0	0.50

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.
(2)	Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.

Example 4

Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/Share)
Brazilian A	30	5	5.0		12	0.17
Brazilian B	25	5	5.0		12	0.20
Brazilian C	5	5	5.0		12	1.00
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00

Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100	0.42

(1)	Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.
(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.

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

Golden Share

The golden share is held by the Federative Republic of Brazil. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:

•	change of our name and corporate purpose;

•	modification and/or application of our logo;

•	creation and/or alteration of military programs (whether or not involving Brazil);

•	development of third party skills in technology for military programs;

•	discontinuance of the supply of spare parts and replacement parts for military aircraft;

•	transfer of our control;

•	any amendments to the list of corporate actions over which the golden share carries veto rights, including the right of the Brazilian government to appoint one acting member to our board of directors and the right of our employees to appoint two acting members to our board of directors and to the rights conferred to the golden share; and

•	changes to certain provisions of our bylaws pertaining to voting restrictions, rights of the golden share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.

The matters listed above are subject to prior approval by our board of directors, followed by prior notices to the Brazilian government and to the Brazilian Ministry of Finance. Within 30 days from the notice, the Brazilian government, as holder of the golden share, may exercise its veto rights. After such period or the pronouncement from the Brazilian government, the board of directors shall meet. In case of rejection of the Brazilian government, the board of directors shall reconsider the previous resolution. In case of approval or in the absence of a response from the Brazilian government within the 30 day period, the previous resolution will be ratified and will be deemed to have been approved by our board of directors. In certain cases, pursuant to our bylaws or applicable law, the matter must be subject to approval at a shareholders’ meeting, and the Brazilian government shall also be entitled to exercise its veto rights related to that matter.

Disclosure of Significant Interest

Brazilian Requirements

Brazilian law provides that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the negotiation of securities that results in the shareholder surpassing or decreasing the thresholds of 5%, 10%, 15%, and so on, of participation in a certain class or type of share representative of a company’s capital stock. In addition, our bylaws provide that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the acquisition of shares that, together with those already held by them, exceed 5% of our capital stock. A violation of these disclosure obligations could result in the suspension of rights, including voting rights, by a resolution of shareholders at a shareholders’ meeting.

Certain U.S. Legal Requirements

In addition, the U.S. Exchange Act imposes reporting requirements on shareholders or groups of shareholders who acquire beneficial ownership (as this term is defined under Rule 13d-3 of the U.S. Exchange Act) of more than 5% of our common shares. In general, shareholders must file, within ten days after the acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under the U.S. Exchange Act. This information is also required to be sent to us and to each U.S. securities exchange on which our common shares are traded. Shareholders should consult with their own legal advisor regarding their reporting obligations under the U.S. Exchange Act.

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

Transfers of shares by a non-Brazilian shareholder are made in the same way and enterd into by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

The B3 operates as a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the B3 (through a Brazilian institution duly authorized to operate by the Central Bank and having a clearing account with the B3). The fact that those shares are held in the custody of the B3 will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the B3 and will be treated in the same way as registered shareholders.

Board of Directors

According to the Brazilian Corporate Law, our officers and directors are prohibited from voting on, or acting in, matters in which their interests conflict with ours.

Our bylaws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies. Our board of directors is responsible for dividing the remuneration among the members of management. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.

With respect to the borrowing powers of the board of directors, the board of directors has the power to authorize the borrowing of funds, either in the form of bonds, notes, commercial papers or other instruments of regular use in the market. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers, (ii) one officer and one attorney-in-fact or (iii) two attorneys-in-fact.

There is no requirement under the Brazilian Corporate Law or our bylaws that directors retire upon reaching a certain age. In addition, our bylaws do not provide for the re-election of directors at staggered intervals.

For further information on our board of directors, see “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management—board of directors” and “Item 6C. Directors, Senior Management and Employees—Board Practices.”

Election of Board of Directors

The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members to be appointed by our employees. The remaining eight directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. For further information on the risks related to our preemptive rights, see “Item 3D. Key Information—Risk Factors—Risks Relating to Our Common Shares and ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.

Redemption and Right of Withdrawal

The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw from the company and to receive payment for his shares. This right of withdrawal may be exercised by dissenting shareholders if at least half of voting shares outstanding authorize us to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of the other company, known as a merger of shares (incorporação de ações);

•	acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;

•	participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or

•	conduct a spin-off that results in (i) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (ii) a reduction in the mandatory dividend or (iii) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.

In addition, if the entity resulting from a merger, incorporação de ações, as described above, or a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which this decision was taken, the dissenting shareholders may also exercise their right of withdrawal.

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

According to the Brazilian Corporate Law, in events of consolidation, merger, incorporation of shares (incorporação de ações), participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Mechanism to Promote Dispersed Ownership of Our Shares

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors, in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, this shareholder must submit a request to the Brazilian government, through the Ministry of Finance, to make a public tender offer to acquire all of our capital stock. The Brazilian government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian government provides its opinion on the public offer. If the request is accepted by the Brazilian government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the B3 regulations and the provisions of our bylaws. If the request is denied by the Brazilian government, the Acquiring Shareholder must sell all shares the Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares the Acquiring Shareholder holds, if a resolution to this effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our bylaws as, for example, cancellation of our common shares held in treasury.

The public tender offer must be (i) directed to all of our shareholders, (ii) made through an auction to take place on the B3, (iii) launched at a set price calculated in accordance with the procedure set forth below, (iv) paid upfront, in reais, (v) made so as to assure equal treatment to all shareholders, (vi) irrevocable and not subject to any changes after publication of the bidding offer and (vii) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.

The price to be offered for the shares in the public tender offer will be calculated as follows:

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

Arbitration

Any disputes or controversies relating to the regulations of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the B3 Arbitration Chamber. According to Chapter 12 of the Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes. Any shareholder that becomes a holder of shares representing our control must agree to comply with the rules of the B3 Arbitration Chamber within 30 days of the acquisition of the shares. These provisions will not apply however, in the event of a dispute or controversy related to our golden share.

Going Private Process

If our shareholders determine to take us private and at that time we are controlled by a shareholder, or a group of shareholders, the controlling shareholder or group of shareholders is responsible for conducting a public tender offer for the acquisition of our shares. If our shareholders determine to take us private and at that time we are subject to widespread control, we must conduct the public tender offer, within the limits imposed by applicable law. In this case, we may only purchase shares from shareholders that have voted in favor of our Company becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of the ‘going private’ decision and that have accepted the public tender offer.

Thus, we may become a private company only if we or our controlling shareholders, as the case may be, conduct a public tender offer to acquire all of our outstanding shares (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the ‘going private’ decision or sign up for the public tender offer), subject to prior approval of the public tender offer by the Brazilian government, as holder of the golden share, and in accordance with the rules and regulations of Brazilian Corporate Law and the CVM regulations and rules of the Novo Mercado, as applicable. The public tender offer must be made at a fair price based on a valuation report of the Company, which means that the offer for the purchase of the totality of shares must be equivalent to at least the value of the Company as appraised.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for this purpose, the shares held by the controlling shareholder, his/her spouse and any dependents as described in his/her income tax statement, in case the controlling shareholder is an individual; treasury shares; shares held by our affiliates; and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be borne by the offeror.

Shareholders holding at least 10% of our outstanding shares (taking into account, for this purpose, all the Company’s shares, except for the shares held by the controlling shareholder; shares held by our affiliates and by other companies that are a part of our economic group; shares held by our officers and directors; and treasury shares) may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. The shareholders who make the request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price.

Delisting from the Novo Mercado

If we are controlled by a shareholder, or a group of shareholders, at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the controlling shareholder or group of shareholders is responsible for conducting a public tender offer for the acquisition of our shares. If we are subject to widespread control at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of the decision must conduct a public tender offer for the acquisition of our shares.

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing more than 1/3 (one third) of our outstanding shares (i) expressly agree with the delisting decision or (ii) accept the public tender offer (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

If we delist from the Novo Mercado, by decision taken at a shareholders’ meeting, any controlling shareholder or group of controlling shareholders at the time, if any, must conduct a public tender offer for the acquisition of our outstanding shares (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). According to our bylaws, the price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). In addition, the Novo Mercado regulation establishes that the offer for the purchase of the totality of shares must be equivalent to at least the value of the Company as appraised. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the offeror.

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

Additionally, if we are delisted from the Novo Mercado (1) because a decision taken at a general shareholders’ meeting resulted in non-compliance with the Novo Mercado regulations, the public tender offer must be conducted by the shareholders that voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law, if the Company is not controlled by a controlling shareholder or group of shareholders. Otherwise, the controlling shareholder or group of shareholders is responsible for conducting a public tender offer for the acquisition of the shares.

According to the Novo Mercado regulations, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation, or the surplus, if there is any, between the price per share offered at the public tender offer, adjusted for inflation, and the price per share received by the selling controlling shareholders due to the transfer of control.

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

10C.    Material Contracts

None.

10D.    Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled or headquartered outside Brazil. However, the registration of this investment with the Brazilian Central Bank is required and the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation.

Pursuant to Brazilian law, investors may invest in common shares under Resolution No. 4,373, of September 29, 2014, issued by the CVM, governmental authority responsible for formulating the Brazilian monetary and credit policies. The rules of Resolution No. 4,373 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to the Resolution No. 4,373, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions related to the foreign investment; (ii) provide all required information that shall be sent by the representative to CVM through CVM’s website; (iii) be registered as a foreign investor with the CVM and the Brazilian tax authorities; and (iv) register the foreign investment with the Central Bank.

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

In connection with equity offerings of our common shares, an electronic registration was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Brazilian Central Bank Information System. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil, to the holder of ADSs. In the event that a holder of ADSs exchanges the ADSs for common shares, the custodian must update the registry of the investment with the Brazilian Central Bank within five business days after the exchange. In order to receive the common shares the investor must have a registration with the Central Bank and the CVM pursuant to Resolution 4,373. Until this registration has been obtained, the holder will not be able to receive the common shares.

In addition, if the foreign investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 4,373, the investor will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

For further information on Brazilian taxes, see “Item 3D. Key Information—Risk Factors—Risks Relating to our Common Shares and ADSs—If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10E. Additional Information—Taxation—Material Brazilian Tax Consequences.”

10E.    Taxation

The following discussion, subject to the limitations set forth below, summarizes certain Brazilian and United States tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders who are resident in countries other than Brazil and the United States, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors as to which countries’ tax laws could be relevant to them. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in the law may change the consequences described below.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may result in this treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Material Brazilian Tax Consequences

General. The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not considered domiciled in Brazil, or a Non-Brazilian Holder, for purposes of Brazilian taxation.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian federal income tax considerations applicable to any particular holder. It is based on the tax laws of Brazil in effect on the date of this report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult his own tax advisor about the particular Brazilian federal income tax consequences of an investment in our common shares or ADSs.

Taxation of Dividends. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year.

In this context, it should be noted that Law No. 11,638 dated December 28, 2007 significantly altered the Brazilian corporate law in order to align the generally accepted Brazilian accounting standards more closely with IFRS. Nonetheless, Law No. 11,941 dated May 27, 2009 introduced the Transitory Tax Regime, or the RTT, in order to render neutral, from a tax perspective, all of the changes provided by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as in force on December 31, 2007.

Profits determined pursuant to Law 11,638/07, or IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007, or 2007 Profits.

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established that legal entities should observe 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (i) 15% withholding tax, or WHT, in case of case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdiction (as defined below), and (ii) 25% WHT, in case of beneficiaries domiciled in Low or Nil Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or the New Tax Regime, including new provisions with respect to Excess Dividends. Under these new provisions: (i) Excess Dividends related to profits assessed from 2008 to 2013 will be exempt; (ii) potential disputes remain concerning the Excess Dividends related to 2014 profits, unless our company voluntarily elects to apply the New Tax Regime in 2014; and (iii) as of 2015, once the New Tax Regime is mandatory and has completely replaced the RTT, dividends should be considered fully exempt. We have not elected to apply to the New Tax Regime in 2014. However, any withholding tax related to 2014 profits will be borne by us, if due.

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs can vary depending on the domicile of the Non-Brazilian Holder, the form by which the Non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at rates ranging from 15% to 22.5%, or 25% in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of these shares were sold on the day of deposit or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in case of Non-Brazilian Holders registered under Resolution No. 4,373, or the 4,373 Holder, that are not resident in a Low or Nil Tax Jurisdiction (as defined below). Prospective holders of common shares should consult their own tax advisors as to the tax consequences of the deposit in exchange for ADSs The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•	exempt from income tax when assessed by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident in a Low or Nil Tax Jurisdiction (as defined below); or

•	subject to income tax at a rate of up to 25% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 4,373 Holder and/or or (ii) is a 4,373 Holder resident in a Low or Nil Tax Jurisdiction (as defined below). In these cases, a withholding income tax of 0.005% of the sale value shall be applicable and can be later offset with the eventual income tax due on the capital gain. Day trade transactions are subject to the rate of 1%.

Any other gains assessed on a disposition of the common shares that is not carried out on Brazilian stock exchanges are subject to income tax at rates of up to 22.5%, except for a resident of a Low or Nil Tax Jurisdiction (as defined below) which, in this case, is subject to income tax at a rate of up to 25%. In case the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% on the sale value shall also be applicable and can be offset with the eventual income tax due on the capital gain. In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount effectively received by the Non-Brazilian Holder and the proportional acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from sale or exchange of common shares not carried out in a Brazilian stock exchange market and is therefore subject to income tax at rates of up to 25%, as the case may be. As a general rule, the gains realized as a result of a disposition transaction of common shares or ADSs are determined by the difference between the amount realized on the sale or exchange of the shares or ADSs and their acquisition cost.

There can be no assurance that the current preferential tax treatment for Non-Brazilian Holders of ADSs and 4,373 Holder of common shares will continue.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to our common shares or the ADSs by a Non-Brazilian Holder of common shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of these shares.

Taxation on Interest on Shareholders’ Equity. For further information on taxation on interest on shareholders’ equity, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy.”

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity on top of or as an alternative to making dividend distributions. These interest are calculated by multiplying the TJLP as determined by the Central Bank from time to time by the sum of determined Brazilian company’s net equity accounts. Interest on Shareholders’ Equity are deductible for purposes of calculating the Brazilian corporate income tax and social contribution on net profits, as long as the following limits are observed:

•	50% of net profits (after the social contribution on net profits but before taking such distribution and the provision for corporate income tax into account) related to the period for which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period for which the payment is made.

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

The amounts paid as distribution of interest on shareholders’ equity to a Non-Resident Holder located in a country that has a tax treaty with Brazil may be classified as (i) interest, (ii) dividends or (iii) other revenues. The classification will depend on the actual wording of the treaty.

Low or Nil Taxation Jurisdictions. On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (Tax Favorable Jurisdictions) and (ii) the privileged tax regimes, or PTR, which definition is provided by Law No. 11,727, of June 23, 2008.

The concept of PTR, encompasses the countries and jurisdictions that: (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax benefits to non-residents (1) with no requirement to carry out substantial economic activity within the territory or (2) on the condition that they do not carry out substantial economic activity within the territory; (iii) do not tax income from outside its territory, or taxes it at less than 20%; or (iv) do not disclose certain information on the ownership and beneficial ownership of assets or on transactions within its territory, or imposes restrictions on disclosure of that information

On November 28, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions and of PTR to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose), which will probably result in an amendment to the list provided under Normative Ruling No. 1,037.

We believe that the best interpretation of the current tax legislation leads to the conclusion that the above mentioned PTR concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules. Currently, the understanding of the Brazilian tax authorities is in the sense that payment of interest to beneficiaries resident in PTRs are not subject to the same treatment applicable to beneficiaries in Tax Favorable Jurisdictions (Answer to Advance Tax Ruling Request COSIT n. 575, of December 20, 2017). Nevertheless, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a PTR provided by Law No. 9,430, of December 27, 1996 altered by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments of interest on shareholders’ equity. Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and Rule 488.

Taxation on Foreign Exchange Transactions, or IOF/Exchange. Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%.

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

Tax on Transactions Involving Bonds and Securities, or IOF/Bonds.” Pursuant to Decree 6,306/07 the IOF/Bonds may be imposed on any transactions involving bonds and securities, even if the transactions are carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares and ADS is currently zero. In particular, the IOF/Bond also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase the rate of the IOF/Bonds at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes. There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a Non-Brazilian Holder. Gift and inheritance taxes, however, may be levied by some states of Brazil on gifts made or inheritances bestowed by Non-Brazilian Holders to individuals or entities resident or domiciled within those states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder, including, gift, estate, alternative minimum and Medicare contribution tax consequences, or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

•	partnerships and other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	certain financial institutions;

•	persons who own Embraer common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprising the Embraer common shares or ADSs and one or more other positions for tax purposes;

•	certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements;

•	U.S. Holders whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of Embraer’s voting stock;

•	persons who acquired Embraer common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons holding Embraer common shares or ADSs in connection with a trade or business conducted outside the United States.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (1) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that we are not a controlled foreign corporation or a passive foreign investment company, or PFIC, in either case, for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (i) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the common shares or ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date) and (iii) Embraer was not in the year prior to the year in which the dividend was paid (with respect to a U.S. Holder that held Embraer common shares or ADSs), and is not in the year in which the dividend is paid, a PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not underlying an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2017 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2018 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding in the courts or the IRS, no assurances can be provided that Embraer will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017

On December 22, 2017 the Tax Cuts and Jobs Act (the Act) was enacted and includes several provisions that affect the Company and its customers. The Act introduces tax reform that reduces the current corporate federal income tax rate from 35% to 21%, enacts a more restrictive policy in terms of the deductibility of interest, allows full expensing of short-lived capital investments for five years and introduces a base erosion and anti-abuse tax (the BEAT), among other provisions.

For the year ended December 31, 2017, the Company determined that the Act required a revaluation of its deferred tax assets and liabilities considering that these are measured using the enacted tax rates expected to apply to taxable income in years in which the related temporary differences are expected to be recovered or settled. For the year ended December 31, 2017, the Company recorded a net reduction of $9.5 million in the value of its deferred tax liabilities that is affected by the rate change, which was recorded as a reduction to income tax expense in the Company’s consolidated statement of income. In addition, the Company took advantage of an additional immediate write-off of capital investments in the amount of $4.8 million corresponding to qualified property placed in service after September 27, 2017 and before December 31, 2017.

Effective January 1, 2018, the BEAT is applicable to domestic taxpayers that make payments to foreign related parties for which a deduction is otherwise allowable, or for payments made in connection with acquisition of depreciable property. Payments for items which are a component of cost of sales are treated as a reduction of gross receipts and are excluded from the scope of the provision. The vast majority of payments made by the Company and its subsidiaries to foreign related parties are for procurement of aircraft parts. These payments are recorded as a component of cost of sales and therefore are excluded from the BEAT base. While the Company will require additional detailed analysis in order to fully assess the impact of BEAT, the Company does not currently anticipate this provision to have a significant impact to its consolidated financial statements. In addition, the Company is currently analyzing the extent to which the Foreign-Derived Intangible Income deduction and the interest expense limitation rules may apply to the Company in 2018.

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Avenida Presidente Juscelino Kubitschek, 1909, 14th and 15th floors—Torre Norte—São Paulo Corporate Towers, 04543-907 São Paulo, SP, Brazil.

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

Our short and long-term debt obligations totaled US$4,198.5 million as of December 31, 2017 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$3,555.4 million), US$3,164.1 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt was indexed to LIBOR. Of our US$629.1 million Brazilian real-denominated debt as of December 31, 2017, US$6.2 million bears interest at a variable rate based on the TJLP, and US$623.0 million bears interest at a fixed rate of 6.2% per annum. The TJLP was 7.0% per annum as of December 31, 2017. Our Euro denominated debt totaled US$14.0 million as of fixed rate as of December 31, 2017.

The table below provides information about our short-term debt obligations as of December 31, 2017 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2017(1)	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.59	54.4	54.4
U.S. dollars (LIBOR indexed)	1.45	23.4	23.4
Euro (fixed rate)	1.33	9.4	9.4
Reais (fixed rate)	6.23	297.7	297.7
Reais (TJLP indexed)	6.81	4.0	4.0

Total short-term debt		388.9	388.9

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2016.

The table below provides information about our long-term debt obligations as of December 31, 2017 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2017(1)	Total Amount Outstanding	2019	2020	2021	2022	2023 and There-after	Total Fair value
Long-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.59	3,109.7	0.5	161.6	201.3	498.7	2,247.6	3,381.7
U.S. dollars (LIBOR indexed)	1.45	367.8	20.0	23.6	55.2	43.4	225.6	367.8
Euro (fixed rate)	1.33	4.6	0.2	1.1	3.3	—	—	4.6
Reais (fixed rate)	6.23	325.3	135.8	80.8	79.8	18.9	10.0	325.3
Reais (TJLP indexed)	6.81	2.2	0.7	0.6	0.6	0.3	—	2.2

Total long-term debt		3,809.6	157.2	267.7	340.2	561.3	2,483.2	4,081.6

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2017.

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$325.3 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations; and convert US$102.6 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2017, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2017(1)	Total Amount Outstanding	Total Fair Value
Short-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.31	53.0	53.0
U.S. dollars (LIBOR indexed)	3.56	24.8	24.8
Euro (fixed rate)	1.32	9.4	9.4
Reais (fixed rate)	3.65	7.7	7.7
Reais (CDI indexed)	3.71	290.0	290.0
Reais (TJLP indexed)	6.81	4.0	4.0

Total short-term debt		388.9	388.9

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2017.

The table below provides information about our long-term debt obligations as of December 31, 2017, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2017(1)	Total Amount Outstanding	2019	2020	2021	2022	2023 and There-after	Total Fair value
Long-Term Debt	(%)	(in US$ millions)
U.S. dollars (fixed rate)	5.31	3,212.3	0.9	162.1	201.9	499.2	2,348.2	3,484.4
U.S. dollars (LIBOR indexed)	3.56	265.2	19.6	23.1	54.6	42.9	125.0	265.2
Euro (fixed rate)	1.32	4.6	0.2	1.1	3.3	—	—	4.6
Reais (CDI indexed)	3.71	325.3	135.8	80.8	79.8	18.9	10.0	325.3
Reais (TJLP indexed)	6.81	2.2	0.7	0.6	0.6	0.3	—	2.2

Total long-term debt		3,809.6	157.2	267.7	340.2	561.3	2,483.2	4,081.7

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2017.

Foreign Exchange Rate Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on these assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of income as foreign exchange gain (loss), net.

Our cash flow exposure comes as a result of the fact that approximately11.0% of our net revenues and 30% of our total costs are denominated in reais. Having more real denominated costs than revenues generates the exposure. For further information on our hedges and derivate instruments, see Note 8 to 2017 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2017, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2018	2019	2020	2021	2022	There- after	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	750.3	750.3	—	—	—	—	—	750.3
In Euro	97.5	97.5	—	—	—	—	—	97.5
In other currencies	61.2	61.2	—	—	—	—	—	61.2
Trade accounts receivable
In Reais	138.2	138.2	—	—	—	—	—	138.2
In Euro	116.2	116.2	—	—	—	—	—	116.2
In other currencies	6.0	6.0	—	—	—	—	—	6.0
Deferred income tax assets
In Euro	2.0	0.2	0.2	0.2	0.2	0.2	1.0	2.0
In other currencies	0.8	0.1	0.1	0.1	0.1	0.1	0.3	0.8
Other assets
In Reais	308.5	193.0	115.5	—	—	—	—	308.5
In Euro	15.6	13.8	1.8	—	—	—	—	15.6
In other currencies	0.6	0.6	—	—	—	—	—	0.6
Total assets in Reais	1,197.0	1,081.5	115.5	—	—	—	—	1,197.0
Total assets in Euro	231.3	227.7	2.0	0.2	0.2	0.2	1.0	231.3
Total assets in other currencies	68.6	67.9	0.1	0.1	0.1	0.1	0.3	68.6
LIABILITIES
Loans
In Reais	629.2	301.7	136.5	81.4	80.4	19.2	10.0	629.2
In Euro	14.0	9.4	0.2	1.1	3.3	—	—	14.0
In other currencies	—	—	—	—	—	—	—	—
Accounts payable to suppliers
In Reais	87.7	87.7	—	—	—	—	—	87.7
In Euro	115.0	115.0	—	—	—	—	—	115.0
In other currencies	1.1	1.1	—	—	—	—	—	1.1
Customer advances						—
In Reais	131.9	131.9	—	—	—	—	—	131.9
Other accounts payable & accrued liabilities
In Reais	409.0	288.1	120.9	—	—	—	—	409.0
In Euro	30.6	25.4	5.2	—	—	—	—	30.6
In other currencies	4.8	4.6	0.2	—	—	—	—	4.8
Taxes and payroll charges payable
In Reais	135.2	65.0	70.2	—	—	—	—	135.2
In Euro	4.3	4.3	—	—	—	—	—	4.3
In other currencies	—	—	—	—	—	—	—	—
Accrued taxes on income
In Reais	—	—	—	—	—	—	—	—
In Euro	(6.4)	(6.4)	—	—	—	—	—	(6.4)
In other currencies	2.8	2.8	—	—	—	—	—	2.8
Deferred income tax liabilities
In Reais	241.4	22.7	22.7	22.7	22.7	22.7	127.9	241.4
In Euro	5.4	0.5	0.5	0.5	0.5	0.5	2.9	5.4
In other currencies	0.8	0.1	0.1	0.1	0.1	0.1	0.3	0.8
Accrued dividends
In Reais	36.8	36.8	—	—	—	—	—	36.8
Contingencies
In Reais	42.9	14.7	7.7	7.7	7.7	5.0	0.1	42.9
In Euro	4.5	—	1.2	1.2	1.2	0.8	0.1	4.5
Total liabilities in Reais	1,714.1	948.6	358.0	111.8	110.8	46.9	138.0	1,714.1
Total liabilities in Euro	167.4	148.2	7.1	2.8	5.0	1.3	3.0	167.4
Total liabilities in other currencies	9.5	8.6	0.3	0.1	0.1	0.1	0.3	9.5
Total exposure in Reais	(517.1)	132.9	(242.5)	(111.8)	(110.8)	(46.9)	(138.0)	(517.1)
Total exposure in Euro	63.9	79.5	(5.1)	(2.6)	(4.8)	(1.1)	(2.0)	63.9
Total exposure in other currencies	59.1	59.3	(0.2)	—	—	—	—	59.1

Credit Risk

We may incur losses if counterparties to our various contracts do not pay amounts that are owed to us. In that regard, our primary credit risk derives from the sales of aircraft, spare parts and related services to customers, including the financial obligations related to those sales in the cases where we provide guarantees for the benefit of the providers of finance to the aircraft purchases of our customers. We are also exposed to the credit risk of the counterparties to our financial instruments.

Financial instruments which may potentially subject us to credit risk concentration include (i) financial investments and other financial instruments, (ii) trade accounts receivable, (iii) customer commercial financing and (iv) advances to suppliers We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment grade-rated following the guidelines of financial management policy. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All these customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. We analyze the financial condition of those suppliers on an ongoing basis with a view to limiting credit risk.

We may also have credit risk related to the sale of aircraft during the period in which their purchasers are finalizing the financing arrangements for their aircraft purchases from us. In order to try to minimize these risks, we continuously monitor customer credit analyses and work closely with financial institutions to facilitate customer aircraft financing.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.    Debt Securities

Not applicable.

12B.    Warrants and Rights

Not applicable.

12C.    Other Securities

Not applicable.

12D.    American Depositary Shares

Depositary Fees and Charges

The depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect to share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities, and (ii) each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be) plus any additional fees charged by any governmental authorities or other institutions, including the Companhia Brasileira de Liquidação e Custódia (the Brazilian Clearing and Depositary Corporation) or the B3 – Brasil, Bolsa, Balcão, the stock exchange on which the shares are registered for trading. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to the deposit to pay the charge.

The following additional charges shall be incurred by ADS Holders, by any party depositing or withdrawing shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs pursuant to section 10 of the deposit agreement, whichever is applicable:

•	a fee of U.S.$0.02 or less per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of U.S.$1.50 per ADS or ADSs or transfers made pursuant to section 3 of the deposit agreement;

•	a fee for the distribution or sale of securities pursuant to section 10 of the deposit agreement, this fee being in an amount equal to the fee for the execution and delivery of ADSs, referred to above which would have been charged as a result of the deposit of the securities (for purposes of section 7 of the deposit agreement treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to ADS holders entitled thereto;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our common shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	an aggregate fee of U.S.$0.02 per ADS per calendar year (or portion thereof) for the services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducing such charge from one or more cash dividends or other cash distributions); and

•	a fee for the reimbursement of those fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except:

•	stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares);

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities (which are payable by such persons or holders);

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities; there are no fees in respect of the shares as of the date of the deposit agreement); and

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with this conversion, JPMorgan and/or its agent may act as principal for such conversion of foreign currency.

These charges may at any time and from time to time be changed by agreement between us and the depositary.

Depositary Payments for the Year December 31, 2017

In 2017, JPMorgan paid US$2,4 million in connection with investor relations related expenses of Embraer incurred in 2017 that are eligible for reimbursement from JPMorgan under our contractual arrangements with that entity.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures refers to the controls and other procedures adopted by us that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Our President and CEO, Paulo Cesar de Souza e Silva, and our executive vice-president and chief financial and investor relations officer, José Antonio de Almeida Filippo, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2017, the end of the period covered by this annual report, concluded that, as of this date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework 2013. Based on this assessment, our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-3.

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

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal years ended December 31, 2016 and 2017 and PricewaterhouseCoopers Auditores Independentes in 2017:

Principal accountant fees and services	Year ended December 31,
	2017	2016
	(in US$ thousands)
Audit Fees	2,877.8	2,283.1
Audit-Related Fees	25.9	271.8
Tax Fees	268.1	51.2

All Other Fees	665.0	19.3

Total	3,836.9	2,625.4

Audit Fees

Audit fees consisted of the aggregate fees in connection with (i) the audit of annual financial statements and quarterly reviews under Brazilian GAAP and IFRS as issued by the IASB, which are published in Brazil and United States (filed with the SEC on Form 6-K) performed in accordance with the standards of the PCAOB and (ii) statutory audits of subsidiaries.

Audit-Related Fees

Audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to the Company and some of our subsidiaries related to documents filed with regulatory and government agencies and issuance of comfort letter related to the Company’s issuance of Notes.

Tax Fees

Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.

All Other Fees

All other fees consisted refer to miscellaneous permitted compliance services rendered in 2017 for some subsidiaries and services related to IT diagnosis.

Pre-Approval Policies and Procedures

Our board of directors approves all audit and audit-related services provided by KPMG Auditores Independentes in 2016 and PricewaterhouseCoopers Auditores Independentes in 2017. Any services provided by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Audit and Risks Committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016, 2015, 2014 and 2013 none of the fees paid to KPMG Auditores Independentes and in 2017 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. The common shares were repurchased from June 6 through August 29, 2017.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

We are subject to NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our CEO of any material non-compliance with any corporate governance rules and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of the Board must consist of independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company, which independence must be affirmatively determined by the board of directors. Likewise, the Novo Mercado Listing Rules require that at least 20%, or at least two, whichever is bigger, of the members of the board of directors of a company listed on the Novo Mercado segment of the B3 be independent. Independence of Board members in accordance with the Novo Mercado Listing Rules is defined by criteria similar to those set forth in the NYSE rules.

With the exception of Mr. José Magno Resende de Araújo (the representative of the Brazilian government, through the government’s ownership of the “golden share”), Mr. Alexandre Magalhães Filho and Dejair Losnak Filho (both representatives of our employees), all the current members of our board of directors have declared that they are independent for purposes of the Novo Mercado Listing Rules. Our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Listing Rules.

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our bylaws, the board of directors will nominate a slate for the subsequent term of office. Our board of directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (i) one acting member to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members to be appointed by our employees. The remaining eight Directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. For further information on the election of our board of directors, see “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive sessions.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established this committee. The directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making these determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) complies with the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. We have an Audit and Risks Committee which meets the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. We do not claim an exemption from the listing standards for audit committees.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. In addition to being subject to the Novo Mercado regulations that include rules on corporate governance, we have not adopted any formal corporate governance guidelines. We have adopted and observe, our Policy on Trading in Company Securities and Disclosure of Material Information and Preservation of Confidentiality that requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as insider trading rules, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

In November 2016, after the contribution and comments made by the CVM, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies in Brazil, was released by an institution formed by several market entities, such as the Brazilian Pension System, the Brazilian Association of Publicly-Held Companies, the Brazilian Financial and Capital Markets Association, the Brazilian Private Equity & Venture Capital Association, the Brazilian Association of Capital Markets Investors, the Association of Capital Markets Investment Analysts and Professionals, B3, BRAIN – Brazil Investments and Business, the Brazilian Institute of Corporate Governance, the Brazilian Investor Relations Institute and the Brazilian Capital Markets Institute.

In June 2017, the CVM approved a new rule, CVM Rule No. 586, which establishes that companies must inform whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with those practices. Additionally, the B3 and the Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices in Brazil.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16B. Code of Ethics.” We review our Code of Ethics every two years. The latest version of the Code of Ethics is the 5th Edition, approved on December 8, 2016.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Bylaws of Embraer approved at the Special Shareholders’ Meeting held on May 4, 2016. (English translation).
2.1	Form of Amended and Restated Deposit Agreement, as amended, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit 9(a)(2) to Embraer’s Registration Statement No. 333-133162.
2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.
8.1	List of Embraer’s subsidiaries.
11.1	Code of Ethics and Conduct, dated December 8, 2016.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes
15.2	Consent of KPMG Auditores Independentes
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

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

Date: March 22, 2018

Embraer S.A.

Consolidated Financial Statements

at December 31, 2017

and Report of Independent Registered

Public Accounting Firm

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Embraer S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and its subsidiaries as of December 31, 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers, Rua Carlos Maria Auricchio 70, 14º, Ed. Royal Park, São José dos Campos, SP, Brasil, 12246-876,

T: +55 (12) 3519 3900, www.pwc.com.br

Embraer S.A.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

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

São José dos Campos, March 22, 2018

/s/ PricewaterhouseCoopers

Auditores Independentes

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Embraer S.A.

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (“the Company”) as of December 31, 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as of December 31, 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São José dos Campos, Brazil

March 21, 2017

/s/ KPMG Auditores Independentes

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2017 and 2016

(In millions of U.S. dollar)

	Note	12.31.2017	12.31.2016
ASSETS
CURRENT
Cash and cash equivalents	5	1,270.8	1,241.5
Financial investments	6	2,365.6	1,775.5
Trade accounts receivable, net	7	717.1	665.4
Derivative financial instruments	8	29.5	21.0
Customer and commercial financing	9	2.1	8.5
Collateralized accounts receivable	10	185.6	142.8
Inventories	12	2,148.7	2,496.4
Income tax and social contribution		76.9	80.7
Other assets	13	255.4	349.9

		7,051.7	6,781.7

NON-CURRENT
Financial investments	6	251.3	168.2
Derivative financial instruments	8	4.8	11.1
Customer and commercial financing	9	14.3	28.9
Collateralized accounts receivable	10	103.1	180.5
Guarantee deposits	11	393.8	511.4
Deferred income tax and social contribution	24.1	2.8	3.4
Other assets	13	121.5	156.7

		891.6	1,060.2
Investments		5.6	3.9
Property, plant and equipment, net	16	2,104.9	2,154.2
Intangible assets, net	17	1,882.4	1,664.6

		4,884.5	4,882.9

TOTAL ASSETS		11,936.2	11,664.6

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position at December 31, 2017 and 2016

(In millions of U.S. dollar)

	Note	12.31.2017	12.31.2016
LIABILITIES
CURRENT
Trade accounts payable	19	824.7	952.1
Loans and financing	20	388.9	510.3
Non-recourse and recourse debt	10	17.6	22.9
Other payables	21	292.2	379.5
Advances from customers	22	799.2	716.4
Derivative financial instruments	8	8.8	8.4
Taxes and payroll charges payable	23	70.7	43.6
Income tax and social contribution		16.1	25.9
Financial guarantee and residual value	25	22.2	49.7
Dividends payable		36.8	24.8
Unearned income		164.1	311.5
Provisions	26.1	141.3	135.8

		2,782.6	3,180.9

NON-CURRENT
Loans and financing	20	3,809.6	3,249.6
Non-recourse and recourse debt	10	346.5	351.0
Other payables	21	21.5	16.9
Advances from customers	22	104.1	139.8
Derivative financial instruments	8	0.1	—
Taxes and payroll charges payable	23	70.2	67.9
Deferred income tax and social contribution	24.1	251.3	263.3
Financial guarantee and residual value	25	134.6	161.1
Unearned income		97.5	113.9
Provisions	26.1	136.2	179.0

		4,971.6	4,542.5

TOTAL LIABILITIES		7,754.2	7,723.4

SHAREHOLDERS’ EQUITY
Capital	29.1	1,438.0	1,438.0
Treasury shares	29.3	(51.8)	(49.1)
Revenue reserves		2,743.2	2,566.1
Share-based remuneration		37.3	36.8
Accumulated other comprehensive loss		(98.1)	(143.0)

		4,068.6	3,848.8

Non-controlling interests		113.4	92.4

TOTAL SHAREHOLDERS’ EQUITY		4,182.0	3,941.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,936.2	11,664.6

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income Years Ended

(In millions of U.S. dollar)

	Note	12.31.2017	12.31.2016	12.31.2015
REVENUE		5,839.3	6,217.5	5,928.1
Cost of sales and services		(4,773.4)	(4,980.7)	(4,816.8)

GROSS PROFIT		1,065.9	1,236.8	1,111.3
Operating Income (expense)
Administrative		(179.1)	(164.3)	(182.0)
Selling		(307.0)	(368.6)	(361.6)
Research		(49.2)	(47.6)	(41.7)
Other operating income (expense), net	33	(202.5)	(450.0)	(194.2)
Equity in income (losses) of associates		1.2	(0.3)	(0.3)

OPERATING PROFIT BEFORE FINANCIAL INCOME		329.3	206.0	331.5
Financial income (expense), net	34	(47.6)	(51.4)	(22.9)
Foreign exchange gain (loss) , net	35	6.6	4.5	27.6

PROFIT BEFORE TAXES ON INCOME		288.3	159.1	336.2
Income tax expense	24.2	(25.5)	8.7	(255.4)

NET INCOME FOR THE PERIOD		262.8	167.8	80.8

Atributable to :
Owners of Embraer		246.8	166.1	69.2
Noncontrolling interests		16.0	1.7	11.6
Earnings per share-basic in US$	31	0.34	0.23	0.09
Earnings per share-diluted in US$	31	0.34	0.23	0.09

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income Years Ended

(In millions of U.S. dollar)

	12.31.2017	12.31.2016	12.31.2015
NET INCOME FOR THE PERIOD	262.8	167.8	80.8
ITEMS THAT WILL NOT BE RECLASSIFIED FOR THE STATEMENT OF INCOME
Actuarial gain (loss) on post-employment benefit obligation	9.2	(7.6)	3.0
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT AND LOSS
Financial instruments for hedge accounting	—	—	0.3
Financial instruments	(10.3)	11.0	—
Translation adjustments	51.0	(8.1)	(86.8)

OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECTS (i)	49.9	(4.7)	(83.5)

TOTAL OF COMPREHENSIVE INCOME	312.7	163.1	(2.7)

Attributable to:
Owners of Embraer	291.7	172.6	(4.6)
Non-controlling interests	21.0	(9.5)	1.9

	312.7	163.1	(2.7)

(i)	Items presented above are net of deferred income tax of US$ 4.8, US$ 3.9 and US$ 3.3 for the year ended December 31, 2017, 2016 and 2015, respectivelly.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Changes Shareholders’ Equity

Years Ended

(In millions of U.S. dollar)

					Revenue reserves					Accumulated other comprehensive (loss)
	Note	Capital	Treasury shares	Share-based remuneration	Government grants	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with noncontrolling interest	Actuarial gain (loss) on post- employment benefit obligation	Cumulative translation adjustment	Other cumulative translation adjustments	Total shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
AT JANUARY 01, 2015		1,438.0	(60.1)	33.1	40.7	180.3	—	2,208.5	—	(4.2)	(44.9)	(25.7)	(0.9)	3,764.8	100.0	3,864.8

Net income for the year		—	—	—	—	—	—	—	69.2	—	—	—	—	69.2	11.6	80.8
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	3.0	—	—	3.0	—	3.0
Translation adjustments		—	—	—	—	—	—	—	—	—	—	(77.1)	—	(77.1)	(9.7)	(86.8)
Financial instruments available for sale		—	—	—	—	—	—	—	—	—	—	—	0.3	0.3	—	0.3
												—

Total comprehensive income		—	—	—	—	—	—	—	69.2	—	3.0	(77.1)	0.3	(4.6)	1.9	(2.7)
Share-based remuneration	29.3	—	—	2.3	—	—	—	—	—	—	—	—	—	2.3	—	2.3
Stock option grants exercised	29.3	—	21.7	—	—	—	—	—	(14.5)	—	—	—	—	7.2	—	7.2
Allocation of profits:
Government grants	29.4	—	—	—	0.9	—	—	—	(0.9)	—	—	—	—	—	—	—
Legal reserve	29.5	—	—	—	—	3.1	—	—	(3.1)	—	—	—	—	—	—	—
Interest on own capital	29.6	—	—	—	—	—	6.6	—	(34.5)	—	—	—	—	(27.9)	—	(27.9)
Reserve for investments and working capital	29.7.1	—	—	—	—	—	—	16.2	(16.2)	—	—	—	—	—	—	—

AT JANUARY 01, 2016		1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

Net income for the year		—	—	—	—	—	—	—	166.1	—	—	—	—	166.1	1.7	167.8
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	(7.6)	—	—	(7.6)	—	(7.6)
Translation adjustments		—	—	—	—	—	—	—	—	—	—	3.1	—	3.1	(11.2)	(8.1)
Financial instruments		—	—	—	—	—	—	—	—	—	—	—	11.0	11.0	—	11.0

Total comprehensive income		—	—	—	—	—	—	—	166.1	—	(7.6)	3.1	11.0	172.6	(9.5)	163.1
Share-based remuneration		—	—	1.4	—	—	—	—	—	—	—	—	—	1.4	—	1.4
Stock option grants exercised	29.3	—	6.4	—	—	—	—	—	(4.7)	—	—	—	—	1.7	—	1.7
Acquisition of own shares	29.3	—	(17.1)	—	—	—	—	—	—	—	—	—	—	(17.1)	—	(17.1)
Allocation of profits:
Dividends for 2015 approved in 2016		—	—	—	—	—	(6.6)	—	—	—	—	—	—	(6.6)	—	(6.6)
Government grants	29.4	—	—	—	1.0	—	—	—	(1.0)	—	—	—	—	—	—	—
Legal reserve	29.5	—	—	—	—	9.0	—	—	(9.0)	—	—	—	—	—	—	—
Interest on own capital	29.6	—	—	—	—	—	—	—	(22.0)	—	—	—	—	(22.0)	—	(22.0)
Dividends	29.7	—	—	—	—	—	—	—	(23.0)	—	—	—	—	(23.0)	—	(23.0)
Reserve for investments and working capital	29.7.1	—	—	—	—	—	—	106.4	(106.4)	—	—	—	—	—	—	—

AT JANUARY 01, 2017		1,438.0	(49.1)	36.8	42.6	192.4	—	2,331.1	—	(4.2)	(49.5)	(99.7)	10.4	3,848.8	92.4	3,941.2

Net income for the period		—	—	—	—	—	—	—	246.8	—	—	—	—	246.8	16.0	262.8
Actuarial loss on post-employment benefit obligation		—	—	—	—	—	—	—	—	—	9.2	—	—	9.2	—	9.2
Translation adjustments		—	—	—	—	—	—	—	—	—	—	46.0	—	46.0	5.0	51.0
Financial instruments		—	—	—	—	—	—	—	—	—	—	—	(10.3)	(10.3)	—	(10.3)

Total comprehensive income		—	—	—	—	—	—	—	246.8	—	9.2	46.0	(10.3)	291.7	21.0	312.7
Share-based remuneration		—	—	0.5	—	—	—	—	—	—	—	—	—	0.5	—	0.5
Stock option grants exercised	29.3	—	12.3	—	—	—	—	—	(6.4)	—	—	—	—	5.9	—	5.9
Acquisition of own shares	29.3	—	(15.0)	—	—	—	—	—	—	—	—	—	—	(15.0)	—	(15.0)
Allocation of profits:
Government grants	29.4	—	—	—	4.3	—	—	—	(4.3)	—	—	—	—	—	—	—
Legal reserve	29.5	—	—	—	—	12.0	—	—	(12.0)	—	—	—	—	—	—	—
Interest on own capital	29.6	—	—	—	—	—	—	—	(47.3)	—	—	—	—	(47.3)	—	(47.3)
Dividends	29.7	—	—	—	—	—	—	—	(16.0)	—	—	—	—	(16.0)	—	(16.0)
Reserve for investments and working capital	29.7.1	—	—	—	—	—	—	160.8	(160.8)	—	—	—	—	—	—	—

AT DECEMBER 31, 2017		1,438.0	(51.8)	37.3	46.9	204.4	—	2,491.9	—	(4.2)	(40.3)	(53.7)	0.1	4,068.6	113.4	4,182.0

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Statements of Cash Flows Years Ended

(In millions of U.S. dollar)

	Note	12.31.2017	12.31.2016	12.31.2015
OPERATING ACTIVITIES
Net income for the period		262.8	167.8	80.8
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment	16	196.5	194.5	161.9
Amortization of government grants		(3.3)	(3.1)	—
Amortization of intangible assets	17	146.2	173.9	154.9
Amortization contribution from suppliers		(27.3)	(38.3)	(33.8)
Allowance (reversal) for inventory obsolescence		11.7	(23.9)	7.6
Provision for adjustment to market value, inventory, property plant and equipment and intangible		110.2	82.8	21.5
Allowance for doubtful accounts		4.1	11.4	7.4
Loss on fixed assets disposal		18.6	19.6	49.6
Deferred income tax and social contribution		(15.3)	(146.5)	136.2
Accrued interest	24.2	(29.0)	(13.1)	32.4
Interest on marketable securities		(23.6)	(52.5)	(7.6)
Equity in associates gains and losses		(1.2)	0.3	0.3
Share-based remuneration		0.5	1.4	2.3
Foreign exchange gain (loss), net	35	6.0	(12.7)	(31.3)
Residual value guarantee	25	(13.3)	27.5	0.3
Provision for penalties		—	58.6	—
Provision for voluntary redundancy scheme		6.4	28.2	—
Other		(4.3)	(1.1)	(2.7)
CHANGES IN ASSETS
Financial investments		(244.6)	(307.7)	(70.4)
Derivative financial instruments		(1.7)	(21.6)	0.4
Collateralized accounts receivable and accounts receivable		(82.9)	156.0	(100.5)
Customer and commercial financing		21.0	18.8	12.4
Inventories		404.9	(136.9)	137.2
Other assets		249.4	103.7	(208.9)
CHANGES IN LIABILITIES
Trade accounts payable		(127.3)	(93.8)	72.1
Non-recourse and recourse debt		(9.9)	(10.9)	(15.2)
Other payables		(19.6)	(30.3)	(71.1)
Contribution from suppliers	10	86.0	123.9	140.0
Advances from customers		65.2	(97.9)	136.1
Taxes and payroll charges payable		21.1	(153.1)	63.0
Financial guarantees		(40.7)	(87.6)	54.8
Other payables		(48.7)	51.1	24.1
Unearned income		(160.6)	(9.0)	108.7

NET CASH GENERATED (USED) BY OPERATING ACTIVITIES		757.3	(20.5)	862.5

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	16	(237.7)	(392.5)	(341.5)
Proceeds from sale of property, plant and equipment		19.1	2.9	51.6
Additions to intangible assets	17	(470.5)	(505.0)	(427.6)
Investments in associates		(0.6)	(2.6)	(1.3)
Financial instruments held to maturity		(408.4)	(74.3)	(702.8)
Loans		—	(12.3)	—
Dividends received		0.1	0.1	—
Restricted cash reserved for construction of assets		1.0	4.1	4.2

NET CASH USED BY INVESTING ACTIVITIES		(1,097.0)	(979.6)	(1,417.4)

FINANCING ACTIVITIES
Proceeds from borrowings		972.9	576.2	1,696.9
Repayment of borrowings		(540.2)	(523.7)	(419.2)
Dividends and interest on own capital		(54.0)	(28.2)	(60.9)
Proceeds from stock options exercised		5.9	1.7	7.2
Acquisition of own shares		(15.0)	(17.1)	—

NET CASH GENERATED BY FINANCING ACTIVITIES		369.6	8.9	1,224.0

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		29.9	(991.2)	669.1
Effects of exchange rate changes on cash and cash equivalents		(0.6)	67.2	(216.6)
Cash and cash equivalents at the beginning of the period		1,241.5	2,165.5	1,713.0

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,270.8	1,241.5	2,165.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

1.	Operations

Embraer S.A. (“Embraer” or “the Company”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) with headquarters in São José dos Campos, State of São Paulo. The corporate purpose of the Company is:

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

(v)	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, and to promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

The Company’s shares are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. also holds American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital is comprised entirely of common shares.

These consolidated financial statements were approved by the Company’s Board of Directors on March 05, 2018.

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

These consolidated financial statements have been prepared under the historical cost convention modified by available-for-sale financial assets, other assets and financial instruments (including derivative instruments).

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management of the Company to exercise judgment in the process of applying the Company’s accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.

The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the consolidated financial statements, are disclosed in Note 3.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.2	Consolidation

The consolidated financial statements include the balances of the December 31, 2017 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, exclusive investment funds (FIE) and corporate venture capital investment funds (FIP). Jointly controlled entities (joint ventures) are not consolidated and are presented as Investments and accounted for by the equity method. The Company recognizes the assets, liabilities, revenues and expenses of joint operations in proportion to its share in the joint operation.

All accounts and balances arising from transactions between consolidated entities are eliminated.

a)	Subsidiaries

Subsidiaries are entities (including Special Purpose Entities - SPEs) over which the Company has control. The terms controlled entity and subsidiary are synonymous. The Company may have control through a 100% interest in an investee, or less than that, in which case there will also be non-controlling shareholders. Subsidiaries are all entities whose significant financial and operational policies may be directed by the Company. This analysis takes into consideration other factors, such as the existence of potential voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

b)	Consortia

A consortium is a legal entity set up to meet a specific purpose and is subject to mandatory accounting controls under specific regulations. The Company’s subsidiaries that participate in a consortium account for the consortium transactions in relation to its interests in the consortium. This has reflects in the Consolidated Financial Statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.3	Corporate structure

Below are informations regarding the Company’s consolidated subsdiaries and joint controlled entities:

Entity	Participation Embraer Group	Country	Core activities
ELEB – Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	EUA	Develops technological innovation research in aviation and related areas
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Aero Seating Technologies LLC	100%	EUA	Production and maintenance of aircraft seats
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Training Services	100%	EUA	Comprises corporate and institutional activities
Embraer CAE Training Services LLC	51%	EUA	Pilot, mechanic and crew training
Embraer Austrália Pty Ltd.	100%	Austrália	No operations
Embraer Aviation Europe - EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International - EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Defesa & Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Bradar Indústria S.A.	100%	Brazil	Develops remote sensing and surveillance technology
Bradar Sensoriamento Remoto Ltda.	25%	Brazil	No operations
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply of the Brazilian Government’s Geostationary Defense and Strategic Communications Satellite System (SGDC)
Visiona Internacional B.V.	100%	Holanda	Integration and supply of the Brazilian Government’s (SGDC) System.
SAVIS Tecnologia e Sistemas S.A.	100%	Brazil	Operates in Defense and Security with the Brazilian Government
Embraer GPX Ltda	100%	Brazil	Aircraft maintenance services
Embraer Netherlands Finance B.V.	100%	Holland	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Holland	Concentrates corporate activities abroad
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	After sale services and support in Asia
Airholding SGPS S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production
Embraer CAE Training Services (UK) Limited	51%	United Kingdom	No operations
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer - Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer - Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sales and maintenance for after sales support in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
Harbin Embraer Aircraft Industry Company Ltd.	51%	China	In the process of liquidation
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Merco S.A.	100%	Uruguay	No operations -in the process of settlement
Indústria Aeronáutica Neiva Ltda	100%	Brazil	No operations

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Specific purpose entities (SPEs) - the Company organizes some of its aircraft sale financing transactions through SPEs and although it has no direct or indirect interest, it controls their operations or takes a majority share of their risks and rewards. The consolidated SPEs in which the Company has no control are: PM Limited, Refine Inc., RS Limited, River One Ltd. and Table Inc. Other SPEs in which Embraer has no control are not consolidated, based on technical analyses by Management. Except for the aforementioned consolidated SPEs, the Company has no significant risks attributed to other structured operations involving SPEs.

Consortium Tepro – a consortium formed by Savis Tecnologia e Sistemas S.A. and Bradar Indústria S.A., companies controlled by Embraer Defesa e Segurança Participações S.A., to assist the Brazilian Army in the first phase of the Integrated Frontier Monitoring System (Sistema Integrado de Monitoramento de Fronteiras - Sisfron). Located in Campinas – SP, the consortium is 93.5% owned by Savis and 6.5% by Bradar.

Equity investment fund (FIP) – An Embraer initiative in conjunction with BNDES, FINEP and Desenvolve SP, created with the aim of strengthening the aerospace, aviation, defense and security supply chain and promoting integration of systems related to these sectors through support for small and medium enterprises. The transaction is not consolidated in the Company’s financial statements, but its results are presented in the equity line.

2.2	Summary of significant accounting policies

We present below the significant accounting policies adopted in the preparation of these financial statements. Description of the significant accounting policies adopted by the Company contributes towards the correct interpretation of the financial statements, whether on account of the existence of more than one treatment option under the international accounting standards, or due to the complexity of the operation. The Company uses the following accounting policies:

2.2.1	Functional and presentation currency

A Company’s functional currency is the currency of the primary economic environment in which it operates and should be the currency that best reflects company’s business and operations. Based on this analysis, management has concluded that the US Dollar (“US$” or “Dollar”) is its functional currency, based on analysis of the following indicators:

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

2.2.3	Translation of subsidiaries financial statements

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

In millions of U.S. dollar, unless otherwise stated

2.2.4	Financial Instruments

a)	Financial assets

The Company classifies its financial assets in the following categories: (i) measured at fair value through profit or loss, including assets held for trading (ii) available for sale, (iii) held to maturity, and (iv) loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management decides on the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and the respective transaction costs are expensed in the statement of income.

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

Financial assets available for sale are non-derivative instruments measured at fair value that the Company intends to sell. They are included in non-current assets, unless Management intends to dispose of the investment within 12 months after the statement of financial position date.

b.3)	Investments held to maturity

Investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including the transaction cost, and subsequently at amortized cost, using the effective interest method.

b.4)	Loans and receivables

This category includes loans granted and receivables that are non derivative financial assets with determined or fixed payments, not traded in an active market.

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

In millions of U.S. dollar, unless otherwise stated

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

Amounts related to cash and cash equivalents, which are however not available for use by the Company, are presented within other assets in the consolidated financial statements. Other financial investments with maturities of more than 90 days from the acquisition date are presented as financial investments.

2.2.6	Trade accounts receivable

Amounts receivable from installment sales are adjusted to present value, if applicable, at an interest rate compatible with the market at the time of the sale, applied to the receivable in accordance with the term for receipt.

When the Company has objective evidence that it will be unable to recover the amount of a trade receivable, due to client’s financial difficulties, bankruptcy or reorganization procedures of the debtor, or due to the fact that the amount receivable has been outstanding for a term that leads the Company to conclude that receipt is doubtful, a reduction is recognized in receivables for doubtful accounts. The amount recognized as a reduction in accounts receivable is the difference between the carrying amount and the estimated recoverable amount.

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

Embedded derivatives are separated from their host contracts and are measured at their fair values provided they meet the definition of a derivative.

2.2.8	Hedge accounting

Specific derivative transactions contracted to protect the Company against financial risks. Different techniques are used in accounting for these derivatives, seeking to eliminate the effects of the volatility caused by such risks.

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

In millions of U.S. dollar, unless otherwise stated

The Company has derivative financial instruments designated as fair value hedges and cash flow hedges, as follows:

a)	Fair value hedges

Changes in the fair value of derivatives designated as fair value hedges are recorded in the statement of income, in financial income (expenses), net, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. The Company only uses fair value hedge accounting to hedge fixed interest risk on borrowings.

If the hedge no longer meets the hedge accounting criteria, the fair value of the instrument continues to be recognized in the statement of income in a specific separate account and the fair value of the hedged item is treated as if it were not hedged and amortized to profit or loss over the period to maturity.

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

In structured sales operations, the Company established a Specific Purpose Entity (SPE), which obtained funds from a financial institution, bought aircraft and paid the Company. In turn, this SPE structured financing for the end customer. In view of the right to receive from the end customer for the structured financing, the debt in relation to the funds obtained from the financial institution by the SPE is registered as recourse and non-recourse debt and the corresponding anticipated financial flow as collateralized accounts receivable. The financing structure used gives the SPE the right to receive the aircraft at the end of the financing, accordingly the residual value of the aircraft is also presented in the collateralized accounts receivable. An aircraft devaluation estimate is recognized on a straight-line basis, in such a way that the cost of the aircraft to be received at the end of the structured financing represents its market value.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Inventories are written off at the weighted average cost, except for aircraft, which are recognized against profit and loss at their individual production cost. Inventories are assessed periodically to determine whether the net realizable value is higher than the cost and impairment loss is recognized if the acquisition cost is higher.

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

Investments in associates are recorded and valued in the consolidated financial statements using the equity method of accounting. In the case of exchange variations on foreign investments that use a functional currency other than that used by the Parent Company, such exchange variations are recognized in Currency Translation Adjustments on equity, and are only recognized in Profit and Loss when the investment is sold or expensed.

Unrealized profits on transactions with subsidiaries are completely eliminated in equity calculations, on both sales from the subsidiary to the Parent Company and sales between subsidiaries. Unrealized profits between the Parent Company and its subsidiaries are eliminated in the Parent Company’s Statement of Income on sales and cost of sales accounts.

Investments in associated entities over which the Company has significant influence are accounted for using the equity method.

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

The Company estimates the residual value for certain aircraft and spare parts included in the Exchange Pool Program. The Company does not attribute residual values to other assets as assets are not usually sold and in the event of a sale, the amount is not significant.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The items comprising property, plant and equipment are summarized below:

a)	Land - mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements - mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment - machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures - furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles - mainly industrial vehicles and automobiles.

g)	Aircraft - mainly aircraft leased to airlines, and those used by the parent company to assist in testing new projects.

h)	Computers and peripherals – information technology equipment used mainly in the production process, engineering and administration.

i)	Tooling - tools used in the Company’s production process.

j)	Property, plant and equipment in progress - construction works to expand the manufacturing plants and aircraft maintenance centers.

k)	Exchange pool program - the exchange Pool program is an operation in which the customer contracts the availability of spare parts for aircraft maintenance. In this program, when it is necessary to change a damaged part , the customer delivers the damaged part to the Company and the Company provides the customer with a part in working order. The damaged part is in turn reconditioned and added to the Pool.

2.2.15	Intangible assets

a)	Development

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

The Company has agreements with certain key suppliers, hereby denominated partners, who participate in the Company’s research and development projects by contributing cash. The Company records such contributions as liabilities on receipt and as the milestones are completed and the amounts are consequently no longer subject to return, they are recorded as a reduction of development expenditure, capitalized in intangible assets and amortized on the aircraft production series.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

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

c)	Intangible assets acquired in business combinations

Identified intangible assets acquired in business combinations are recognized at fair value at the acquisition date. This group includes:

c.1)	Goodwill - recorded in the consolidated financial statements as an intangible asset and not subject to amortization, as it is realizable on disposal of the investment. It is tested at least annually for impairment. If it is noted that the goodwill will not be fully recoverable, the amount of the impairment is recorded in the statement of income.

c.2)	Trademarks - trademarks acquired in business combinations are recognized at fair value at the acquisition date. Trademarks have defined useful lives and are amortized on the straight-line method over their estimated useful life.

c.3)	Product development - from business combinations when these represent significant value to the Company. Product development assets have a defined useful life and are amortized according to the estimated useful life of the product.

c.4)	Firm orders - orders or production orders awaiting execution acquired in business combinations are measured and recorded at fair value at the acquisition date and amortized over the delivery period specified in the contracts.

2.2.16	Leases

The classification of whether an agreement is or contains a lease is based on the essence of the agreement and whether the agreement transfers the risks and rewards or merely assigns the right to use the asset.

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

Noncurrent assets, plant and equipment and intangible assets are initially measured at acquisition or construction cost. However, if there are indications that the value of such assets will not be recoverable in the future, they are tested for impairment.

The indicators are analyzed every quarter and tested if there are indications of impairment. At the end of the year, the Company calculates impairment for all CGUs whose intangible assets originated from product development and goodwill for future profitability originated on the acquisition of new business, whether or not there are indications of impairment.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

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

The exception to this concept are aircraft that the Company maintains in its property, plant and equipment for lease purposes. In this case the aircraft is tested individually, using the higher of its value-in-use and its market value to determine its recoverable value.

Any impairment losses of a CGU are recognized in Other Operating Expense and allocated to relevant assets of the impaired CGU.

2.2.18	Loans and financing

Loans are recognized initially at fair value, net of transaction costs, and subsequently carried at amortized cost (plus charges and interest on a pro rata basis), taking into account the effective interest rate on each transaction.

Loans are classified as current or noncurrent liabilities based on contractual terms.

2.2.19	Borrowing costs

When a substantial period of time is required for construction or production of an asset before it is ready for use, the borrowing costs are capitalized as part of the cost of such assets. The costs are allocated based on the average rate for all active loans, weighted in accordance with additions in the period. Borrowing costs are interest and other costs incurred by the Company in obtaining funding.

2.2.20	Advances from customers

These refer basically to advances, mostly denominated in US dollars, received from customers prior to delivery of the aircraft.

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

To cover the risk of losses on such guarantees, the Company may record an additional provision in the event of significant circumstances, such as a request for judicial reorganization of a client, based on the best estimate of potential losses (Note 25).

In some cases, the Company holds guarantees in the form of deposits in favor of third parties to whom financial and residual value guarantees have been provided as part of aircraft financing structures (Note 11).

2.2.22	Dividends and interest on own capital

Under the Company’s bylaws, shareholders are entitled to dividends or interest on own capital equivalent to 25% of net income for the year, adjusted in accordance with the bylaws. The calculation takes into account the interest on own capital net of withholding tax.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

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

Interest on own capital paid or provisioned is recorded as a financial expense for tax purposes. However, for purposes of these consolidated financial statements, the amount is recorded as dividend distribution of net income for the year, and the gross amount is reclassified to shareholders’ equity. Relevant tax benefits of such payments are recognized in the Statement of Income.

2.2.23	Unearned income

Refers to amounts received from customers, without the possibility of return, for spare parts, training, technical representatives and other commitments established in sales contracts for aircraft already delivered. Amounts are deferred on delivery of the aircraft and the unearned income is recognized when the service is rendered or the product is delivered to the customer.

This also refers to deferred revenues from defense contracts for which the contractual milestones have not yet been completed, government grants received (Note 2.2.28) and deferred financial guarantees (Note 2.2.21). Revenue is recognized when the step is completed and the costs are recorded.

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

Contingent liabilities – amounts for which disbursement is classified as possible are disclosed but not recorded in the financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure are required.

Legal obligations - arise from tax liabilities, the legality or constitutionality of which is under appeal. The related amounts are fully provided for.

Court-mandated escrow deposits are recorded as other assets.

2.2.25	Post-retirement benefits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. For the companies incorporated in Brazil, these are managed by EMBRAER PREV - Sociedade de Previdência Complementar.

b)	Post-retirement healthcare benefits

The Company and some of its subsidiaries provide healthcare benefits to retired employees.

The planned costs of offering post-retirement healthcare benefits and coverage for dependents are recorded as a provision during the period of employment based on actuarial studies conducted to identify future exposure, based on the following main premises:

i)	Discount rate - brings future benefit flows to present value and is defined based on the ratio of Brazilian government securities;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

ii)	Medical costs increase rate - represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to take measures to reduce the cost, or even change health plan providers;

iii)	Morbidity rate (aging factor) - measures the increased use of health plans in light of the aging population;

iv)	Mortality rate - uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate by age and sex;

v)	Probability of Retirement - estimates the probability of retirement by age group;

vi)	Churn rate - uses the T-3 Table Service available from the Society of Actuaries (SOA), which shows the average rate of termination of employees by age.

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

2.2.27	Share- based payment

The Executive Remuneration Policy (PRE) determines that the remuneration of the Company’s management shall be granted as a Long Term Incentive (ILP in Portuguese) with the objective of retaining and attracting qualified personnel who will make an effective contribution to the Company’s performance. The Company provides two types of share-based remuneration in the form of LTIs:

i)	Stock options plan (capital instruments based on the Company’s share issues). In this modality, in return for the services provided, the program participants receive stock options, the fair value of which is calculated based on the Black & Scholes pricing model and recognized on a linear basis in the statements of income during the acquisition period, which is the period during which the acquisition criteria are met;

ii)	Cash-settled phantom shares plan, in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of the Company’s shares. At the end of the acquisition period the participant receives the quantity of virtual shares converted into reais, at the shares’ current market value. The company recognizes the obligation during the acquisition period (quantity of virtual shares proportional to the period) in the same group as the participant’s normal remuneration. This obligation is presented as an account payable to employees and the fair value is calculated based on the market price of the shares and registered as financial income (expense) in the statements of income.

The phantom shares plan is a cash-settled share-based payment transaction and therefore has no impact on the calculation of diluted earnings per share.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.28	Government grants

Government Grants are recognized against the expenses for which the resources were used. Government grants advanced for investments in research and development are registered as deferred income and recognized in profit or loss to the extent that the resources are invested and the contractual milestones are met, as a reduction of research expenses.

Government grants for the acquisition of property, plant and equipment are recognized as a credit in liabilities until the milestones defined by the granting entity are reached. Once the milestones are completed, the grant is recognized as deferred revenue. The deferred revenue is recognized in profit and loss as a reduction in the depreciation expense of the asset subsidized in proportion with recognition of the expense.

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

When the sale of aircraft does not meet the contractual obligations at the time of delivery, the related revenue is deferred and accounted for as unearned income until the obligations are met.

b)	Revenue from sale of services

Revenues from the sale of services are recognized when the risks and significant benefits are transferred to the customer, that is, to the extent that the services are rendered.

c)	Revenue with multiple elements

Aircraft sale arrangements may provide for supply of spare parts, training, technical assistance, spare parts and other concessions, which may or may not be delivered together with the aircraft. Such revenues are recognized at fair value when the product or service is provided to the customer.

d)	Revenue from Exchange Pool Program

Revenue from the Exchange Pool Program is recognized monthly over the contract period and consists of a fixed charge and a variable charge directly related to the hours effectively flown by the aircraft under the program.

e)	Revenue from construction contracts

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

f)	Revenue from operating leases

The Company also recognizes the revenue from aircraft rental as operating leases, proportional to the lease period.

2.2.31	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - Materials used in the production process, substantially acquired from foreign suppliers.

b)	Labor – comprises salaries and related charges, primarily in Brazilian reais.

c)	Depreciation - The Company’s fixed assets are depreciated using the straight-line basis over their useful lives.

d)	Amortization – Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over their estimated useful lives.

e)	Product warranties - The Company estimates and records a liability for guarantee obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)	Multiple-element arrangements - The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is delivered or provided to the customer.

2.2.32	Employee profit sharing plan

The Company provides a profit sharing plan for its employees, which is linked to performance targets established in action plans set and agreed at the beginning of each year. The profit sharing is equivalent to 12.5% of net income for the period. Provisions are recognized monthly by applying the agreed percentage to the payroll of the company, recognized in the profit or loss accounts related to the job performed by each employee.

Of the total amount of profit sharing, 50% is divided equally among all the employees and the other 50% in proportion to each employee’s salary.

2.2.33	Financial income and expenses and foreign exchange gains/losses

Financial income and expenses principally comprise earnings on short-term investments, financial charges on loans, tax updates and foreign exchange gains/losses on assets and liabilities expressed in currencies other than the functional currency (dollar), on an accrual basis.

Changes in the fair value of the residual value guarantees and profit or loss on the provision and implementation of derivative financial instruments capitalized are also recorded as financial revenue (expense).

Financial income and expense exclude borrowing costs attributable to acquisitions, buildings or the contribution of qualifying assets that require a substantial period of time to be ready for use or sale.

2.2.34	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.35	Segment reporting

Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the chief executive officer.

Generally, balances and transactions that are not directly allocated to a specific operating segment are appropriated pro-rata, based on the amount of revenue recognized by segment.

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

In the Defense & Security segment, a significant portion of revenue is derived from long-term development and construction contracts with the Brazilian and foreign governments, revenue from which is recognized by the POC method, using incurred costs or physical progress as a reference for revenue measurement. In the case of contracts measured at incurred cost, the Company determines a margin at the start of the contract, which is applied to cost for revenue recognition purposes. During the course of the contract, the Company assesses the costs incurred, adjusting the margin if necessary to reflect variations in cost in relation to the projection and adjusting revenue recognition based upon projected costs to completion. Should the total costs of work in progress be 10% lower than Management’s estimates, the revenue recognized in 2017 would increase by US$ 299.2 if they were 10% higher, it would drop by US$ 354.9.

3.2.	Residual value guarantees

The residual value guarantees granted on aircraft sales may be exercised at the end of a financing contract between a financial agent and the customer/operator of these aircraft. The guarantees are initially measured at fair value and are revised quarterly to reflect changes in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft in the secondary market. Refer to Note 28.4.5 for a sensitivity analysis of residual value guarantees.

3.3.	Impairment

The impairment test considers the Company’s medium and long-term strategic plan cash flows, brought to present value at the WACC rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, the Company uses estimates, as follows:

a)	Gross expected cash flow - the Management projected inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle;

b)	Growth rates - the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports;

c)	Discount Rates - a WACC discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Impairment of aircraft held in the Company’s fixed assets available for leasing to third parties is measured at fair value less cost to sell, not value-in-use. That is to say, assessment of the recoverable value of such aircraft considers assessment of their fair value in an active market and recognition of impairment if their carrying value is lower than the fair value.

The conclusion of the sensitivity analysis was that there would be no additional losses should the discount interest rate be 10% lower or higher than the rate used.

3.4.	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods, using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known valuation techniques normally used by the financial market. Refer to Note 28.4 for sensitivity analysis of financial instruments.

3.5.	Income taxes

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

If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2017, the deferred income tax expense would have been higher or lower by approximately US$ 141.3.

3.6.	Post-retirement benefits

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

Considering that these actuarial studies use assumptions such as discount rate, medical cost increase rate, morbidity rate (aging factor), mortality table, retirement probability and dismissal rate, largely based on statistical data, the definition of any reasonably possible change is very subjective. In this respect, an increase of 0.5% in the discount rate used in the actuarial calculation of the post-employment medical benefit granted by the Company would reduce its exposure at December 31, 2017 by US$ 2.8, while a reduction of 0.5% would increase the exposure by US$ 3.1. In the case of the medical cost growth rate, a 1% increase in the actuarial calculation would increase the Company’s exposure by US$ 6.6 and a 1% reduction would reduce its exposure by US$ 5.3.

4.	Accounting pronouncements not yet adopted

Standards and amendments to existing standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2017, and the Company has not early adopted the amendments in these Financial Statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The accounting pronouncements presented below may be relevant to the Company in the future, for this reason adoption projects are in course for each of them. It is not possible to estimate the effects of the adoption until such projects are concluded:

•	IFRS 9 - Financial Instruments: covers the classification, measurement and recognition of financial assets and liabilities. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The classification is defined on initial recognition. The basis for classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments. With regard to the financial liability, the standard maintains most of the requirements established by IAS 39. The major change is that in cases in which the fair value option is adopted for financial liabilities, the portion of the fair value related to the entity’s own credit risk is registered as Other Comprehensive Income and not in profit or loss, except where it results in an accounting inconsistency. IFRS 9 also changed the criterion for measuring impairment of financial assets from an incurred loss model to an expected credit loss model. Regarding the financial instruments classification and the amount of expected losses over the receivables, the Company concluded, after analysis conducted, that there will not be material impacts. The Company opted to continue to apply the IAS 39 requirements for hedge accounting. This standard will be adopted from January 1, 2018.

•	IFRS 15 - Revenue from Contracts with Customers: it addresses a single new model for recognition of revenue from contracts with customers, based on five steps for determining when to recognize the revenue, and at what amount. The model specifies that revenue should be recognized when an entity transfers control of goods and services to the customer, at the amount that the entity expects to be entitled to receive. The Company has initiated a project to assess the new model introduced by the accounting pronouncement and its application to existing transactions. The identified impacts are: the necessity to combine certain contracts, change in the quantities of performance obligations and consequent re-distribution of the revenue among them, change in the transaction price of certain contracts due the existence of variable consideration, and a change in the revenue recognition moment of specific contracts. The Company also identified costs to obtaining contracts which, beginning the 2018, will be presented as Cost of sales. The Company intends to make the transition to this standard using the full retrospective method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The standard is applicable from January 1, 2018.

•	IFRS 16 - Leases: introduces new concepts from the lessee’s perspective. The model proposed by this standard requires the lessee to recognize all leases in the balance sheet in a Fixed Assets “right-of-use” account, against a liability account, measured at present value on initial recognition. The model proposed by the standard makes no significant changes in respect of recognition in the accounts by the lessor. The Company is analyzing the new model introduced by the accounting pronouncement and its application to existing transactions, however, at this point, is not able to conclude about the impact on the Company’s financial statements. The standard is applicable from January 1, 2019.

•	IFRIC 22 - Foreign Currency Transactions and Advance Consideration: the interpretation clarifies that the transaction date to be used for translation for foreign currency transactions involving an advance payment or receipt is the date on which the entity initially recognizes the prepayment or deferred income arising from the advance consideration. For transactions involving multiple payments or receipts, each payment or receipt gives rise to a separate transaction date. The interpretation applies when an entity pays or receives consideration in a foreign currency and recognizes a non-monetary asset or liability before recognizing the related item. Based on assessment made on non-monetary assets and liabilities balances as of December 31, 2017, the Company does not believe that the new interpretation for IAS 21 through IFRIC 22 will have a material impact on financial statements since most of the advances are made or received in the functional currency. The Company will adopt this interpretation from January 1, 2018.

Other accounting standards have been amended or are in the process of amendment and will come into effect in the coming years, however these are not mentioned, as the company does not expect them to result in significant impacts.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

5.	Cash and cash equivalents

	12.31.2017	12.31.2016
Cash and banks	383.4	389.0

	383.4	389.0

Cash equivalents
Private securities (i)	219.4	420.8
Fixed deposits (ii)	668.0	431.7

	887.4	852.5

	1,270.8	1,241.5

(i)	Investment in Bank Deposit Certificates – CDBs and Repurchase Agreements - REPO issued by Brazilian financial institutions, with original maturities of 90 days or less, for which there are no penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

6.	Financial investments

	12.31.2017				12.31.2016
	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total	Assets measured at fair value through profit or loss	Held to maturity	Available for sale	Total
Financial instruments
Private securities (i)	516.7	—	—	516.7	712.6	—	—	712.6
Structured Notes (ii)	—	1,249.6	—	1,249.6	—	103.4	—	103.4
Fixed Deposits (iii)	791.6	—	—	791.6	354.5	620.9	—	975.4
Other (iv)	—	0.2	58.8	59.0	0.2	117.1	35.0	152.3

	1,308.3	1,249.8	58.8	2,616.9	1,067.3	841.4	35.0	1,943.7

Current portion	1,308.3	998.5	58.8	2,365.6	1,067.3	673.2	35.0	1,775.5
Non-current	—	251.3	—	251.3	—	168.2	—	168.2

(i)	Private securities include CDBs, Repurchase Agreements – REPO and other deposits without early redemption issued by Brazilian financial institutions, with original maturities of more than 90 days, for which there are penalties on remuneration if the Company decides to terminate the transaction before the original maturity date.
(ii)	Structured Notes issued by financial institutions in accordance with the Financial Management Policy. Includes a total of US$ 855.1 in short term Structured Notes purchased in 2017.
(iii)	Fixed deposits in US Dollars, including Certificate of Deposits and Time Deposits, with original maturities higher than 90 days.
(iv)	In the “Available for sale” category, it refers to shares of the newly created Republic Airways Holdings, a company emerged from the old Republic Airways Holding’s Chapter 11. These shares were received by the Company as part of the Republic Airways Holdings emerging plan.

The weighted average interest rates at December 31, 2017 for cash equivalents and financial investments in reais and in dollars were 10.18% p.a. and 1.72% p.a. (14.21% p.a. and 1.87% p.a. respectively at December 31, 2016).

7.	Trade accounts receivable, net

	12.31.2017	12.31.2016
Foreign customers	438.4	429.3
Brazilian Air Force	314.1	263.5
Domestic customers	30.1	30.8

	782.6	723.6
Allowance for doubtful accounts	(65.5)	(58.2)

	717.1	665.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2017, the accounts receivable of US$ 619.8 (December 31, 2016 – US$ 566.6) were current and not past due. There were accounts receivable overdue, but not impaired, for the period presented, related to independent customers with no recent history or expectation of default. The analysis of past due accounts receivable are presented below:

	12.31.2017	12.31.2016
Up to 90 days	48.9	49.6
From 91 to 180 days	19.2	19.5
More than 180 days	29.2	29.7

	97.3	98.8

Changes in estimated losses on settlement are shown below:

	12.31.2017	12.31.2016	12.31.2015
Beginning balance	(58.2)	(47.3)	(42.9)
Additions	(15.0)	(41.7)	(13.4)
Reversal	5.7	20.0	2.4
Written-off	5.2	10.3	3.6
Foreign exchange variation	(3.2)	0.5	3.0

Ending balance	(65.5)	(58.2)	(47.3)

The Company’s sales are denominated in various currencies and trade accounts receivable from customers are maintained as follows:

	12.31.2017	12.31.2016
U.S. dollar	456.7	527.7
Euros	116.2	68.0
Reais	138.2	69.6
Other	6.0	0.1

	717.1	665.4

7.1	Construction Contracts

The consolidated balances at December 31, 2017 for accounts receivable and revenue recognized in accordance with the POC method totaled US$ 487.3 ( December 31, 2016 - US$ 430.8) and US$ 835.2 (December 31, 2016 - US$ 854.2), respectively, and the costs related to these contracts totaled US$ 744.1 (December 31, 2016 – US$ 675.1).

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2017, the Company had derivative financial instruments such as swaps and option to purchase interest rate, currency put and call options and Non-Deliverable Forwards (NDF).

The Company enters into swap contracts to exchange a floating rate loan to a fixed rate loan or to exchange cash flows in U.S. dollars for cash flows in reais, or vice versa, and to exchange Euros for U.S. dollars or vice versa according to the need to protect the transactions in accordance with the valuation of the Company. These derivative financial instruments are also contracted for the purpose of exchanging the investment index at pre-fixed interest rates for floating interest rates. The fair value of these instruments is measured using a discounted cash flow model, determined by applying the contractual rates up to maturity and discounted to present value on the date of the consolidated financial statements at the current market rates.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Cash flow hedges are contracted to protect highly probable cash flows denominated in reais related to salaries expenses against exchange rate variations. The financial instrument normally used by the Company for this type of transaction is the zero-cost collar, which consists of buying put options and selling call options contracted with the same counterparty and with zero net premium. The fair value of these instruments is determined in accordance with the observable market pricing model (through market information providers) and widely used by market players to measure similar instruments. When the U.S. dollar closing rate is between the put and call exercise values, the fair value reflects the extrinsic value of the option, i.e., the value that is directly connected to the time remaining to maturity. The projected cash flows will affect the income statement according to the accrual period.

Non- Deliverable Forwards are contracted to protect the Company against the risk of fluctuations in exchange rates. The fair value is determined in accordance with the observable market pricing model.

As of December 31, 2017, the Company did not have any derivative contracts subject to margin calls.

			Settlement date	Consolidated
Purpose	Risk	Counterparty		12.31.2017	12.31.2016
Brazilian Real expenses (i)	Exchange rate	Citibank	2018	0.8	3.5
		BofaMLynch	2018	0.3	1.0
		Santander	2018	1.4	0.5
		BNP PARIBAS	2018	1.3	—
Export financing (ii)	Interest rate	Bradesco	2018	3.7	3.5
		Votorantim	—	—	(0.1)
		BofaMLynch	2018	4.5	4.9
		Santander	2019	5.0	3.9
Project development (ii)	Interest rate	Itau BBA	2023	0.3	0.1
		Votorantim	2022	0.5	0.1
		BofaMLynch	2023	0.7	0.3
		Santander	2023	2.7	1.7
		HSBC	2022	0.4	0.1
		Société Générale	2022	0.2	—
		Safra	2022	0.2	0.1
		Morgan Stanley S/A	2023	3.0	2.6
		Bradesco	2022	0.7	0.6
Investments (iii)	Interest rate	Bradesco	2018	(1.1)	—
		Santander	2018	(0.1)	—
		BNP PARIBAS	2018	(0.1)	—
Export (iv)	Exchange rate and Interest rate	Santander	2018	(0.1)	(0.3)
Export (v)		Itau BBA	2027	0.5	—

Derivatives designated as hedge accounting				24.8	22.5

Recourse and non-recourse debt (vi)	Interest rate	Natixis	2022	1.0	1.9
Acquisition of property, plant and equipment (vii)	Interest rate	Compass Bank	2024	(0.2)	(0.3)
Export (viii)	Exchange rate	Santander Totta	2017	—	(0.4)
		Natixis	2018	(0.3)	—
		BNP PARIBAS	2018	0.1	—

Other Derivatives				0.6	1.2

				25.4	23.7

(i)	Zero-cost collar derivative financial instruments, designated as cash flow hedges, of US$ 72.3, equivalent to R$ 245.8 million, through purchase of a PUT option with an exercise price of R$ 3.40 and sales of CALL with an average weighted exercise price of R$ 3.7591 for the year 2017, and the amount of US$ 249.9, equivalent to R$ 829.9 million, through purchase of a PUT option with an exercise price of R$ 3.32 and sales of a CALL option with an exercise price of R$ 3.7520 for 2018;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(ii)	Derivative financial instruments (interest swaps), designated as hedge accounting of interest, of R$ 1,961.9 million, equivalent to US$ 593.1, from the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 6.27% p.a. to a weighted average floating rate equivalent to 44.14% of the CDI (Interbank Deposit Certificate).
(iii)	Derivative financial instruments (interest swaps) designated as hedge accounting of interest, which converted the amount of R$ 287.9 million, equivalent to US$ 86.8, of investments with a fixed weighted average interest rate of 10.6% p.a. to a floating weighted average rate equivalent to 101.87% of the CDI (Interbank Deposit Certificate).
(iv)	Derivative financial instruments (swaps), in the amount of US$ 2.9, equivalent to R$ 9.4 million related to the exchange of currency from the U.S. dollar to the real and a fixed rate of 4.65% p.a. to a floating rate equivalent to 129.50% of the CDI (Interbank Deposit Certificate).
(v)	Derivative financial instruments (interest swaps) designated as hedge accounting of interest, which converted the amount of R$ 330.8 million, equivalent to US$ 100.0, from a debt instrument with LIBOR interest rate of 6 months to fixed interest of 2.37% p.a.;
(vi)	Derivative financial instruments (swaps), which converted the amount of R$ 43.5 million, equivalent to US$ 13.2 for recourse and non-recourse debt, from an average fixed interest rate of 8.41% p.a., to a floating rate equivalent to LIBOR 6 month + 1.14% p.a.;
(vii)	Derivative financial instruments (swaps), relating to a transaction of R$ 12.2 million, equivalent to US$ 3.7, which converted funding transactions subject to LIBOR 1 month + 2.44% p.a. floating interest rates to a fixed interest rate of 5.23% p.a.;
(viii)	Derivative financial instruments (Non-Deliverable Forwards), amounting to US$ 23.4 equivalent to R$ 77.4 million, relating to U.S. dollar to Euro currency exchanges

At December 31, 2017 and December 31, 2016, the fair value of derivative financial instruments was presented in the Statement of Financial Position as follows:

	12.31.2017	12.31.2016
Assets
Current portion	29.5	21.0
Non-current	4.8	11.1
Liabilities
Current portion	(8.8)	(8.4)
Non-current	(0.1)	—

Net derivative financial instruments	25.4	23.7

9.	Customer and commercial financing

Customer and commercial financing refers to the partial financing of certain aircraft sales by the Company, mainly dollar-denominated, at average interest rates at December 31, 2017 of 3.24% p.a. (December 31, 2016, 5.38% p.a.), secured on the aircraft covered by the financing and at present value, if applicable. The maturities are monthly, quarterly and half-yearly, classified as follows:

	12.31.2017	12.31.2016
Current portion	2.1	8.5
Non-current portion	14.3	28.9

	16.4	37.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2017, the amount of US$ 3.1 was accrued for losses in accordance with Company policy (US$ 3.1 at December 31, 2016).

At December 31, 2017, the long-term customer financing maturities were as follows:

Year
2018	1.8
2019	1.8
2020	1.8
2021	1.8
Thereafter 2021	7.1

14.3

10.	Collateralized accounts receivable and recourse and non-recourse debt

Refers to structured transactions in which the amount receivable comprises financial inflows to be received over time and residual values of aircraft under specified return conditions to be received at the end of the contract. The residual value of aircraft is monitored with the objective of recognizing its fair value in the accounts. These structured transactions (Note 2.2.10) were financed by a third party and the amounts were recognized as recourse and non-recourse debt.

The cash inflow of certain structured transactions was sold to third parties, to whom financial guarantees were granted. In such cases the Company maintained the cash inflow in collateralized accounts receivable and recognized the corresponding liabilities in recourse and non-recourse debt.

10.1.	Collateralized accounts receivable

	12.31.2017	12.31.2016
Estimated residual value of leased assets	215.6	222.6
Minimum lease payments receivable	127.6	125.6
Guaranteed operation (cash inflow)	42.7	52.7
Impairment (i)	(97.2)	(77.6)

Investment in sales-type lease	288.7	323.3

Current portion	185.6	142.8
Non-current portion	103.1	180.5

(i)	The amount recognized relates to the devaluation of assets linked to structured financing (Note 2.2.10).

At December 31, 2017, the maturities of the amounts classified as non-current assets are as follows:

Year
2019	26.4
2020	42.5
2021	24.5
2022	4.0
Thereafter 2022	5.7

103.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

10.2.	Recourse and non-recourse debt

	12.31.2017	12.31.2016
Recourse debt	347.0	352.8
Non-recourse debt	17.1	21.1

	364.1	373.9

Current portion	17.6	22.9
Non-current portion	346.5	351.0

At December 31, 2017, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2019	328.9
2020	3.8
2021	4.1
2022	4.0
Thereafter 2022	5.7

346.5

11.	Guarantee Deposits

	12.31.2017	12.31.2016
Sales financing guarantees (i)	321.4	321.2
Sales structure guarantees (ii)	60.8	177.0
Other	11.6	13.2

	393.8	511.4

(i)	Financial investments denominated in US dollars, tied to sale financing structures until the completion of such structures.
(ii)	US dollar amounts deposited in an escrow account as collateral for the financing of certain aircraft sold where Embraer serves as secondary guarantor. If the initial guarantor of the debt (unrelated party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account in proportion to their guarantee. The amount is returned in the form of cash to the Company at maturity of the financing contracts if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by the Company as financial income.

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

Default events that could bring forward the due date for the notes include: (a) bankruptcy or insolvency of the Company and (b) failure to pay or restructuring of Company debts in financing contracts.

In the event of default, the maturity dates of these notes will be brought forward and the notes will be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount.

In December 2017, a portion of the structured notes totaling an aggregate amount of US$ 169.1 was released as collateral, and is now recorded as a Financial Investment. See Note 6 for further information.

At 31 December 2017 the guarantor to whom the guarantees are linked was in compliance.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12.	Inventories

	12.31.2017	12.31.2016
Raw materials	865.6	952.9
Work in process	612.4	713.9
Spare parts	405.2	391.1
Used aircraft available for sale (i)	102.0	207.7
Finished goods (ii)	89.9	156.0
Inventory in transit	85.2	67.9
Held by third parties	82.3	77.5
Consumption materials	47.6	46.9
Advances to suppliers	28.9	40.5
Loss on adjustment to market value (iii)	(17.2)	(19.9)
Loss due to obsolescence (iv)	(153.2)	(138.1)

	2,148.7	2,496.4

(i)	The following used aircraft were held in inventory as available for sale:

•	At December 31, 2017: three EMBRAER 140, two Lineage, one Boeing BBJ 737; and

•	At December 31, 2016: nine EMBRAER 140, one EMBRAER 145, two Legacy 500, one Legacy 450, four Phenom 300, two Lineage, one Ipanema, one Gulfstream G350, one Boeing BBJ 737, two Cessna 560XL.

(ii)	The following aircraft were held in the finished products inventory:

•	At December 31, 2017: one Legacy 450, one Phenom 100, one Phenom 300, one Super Tucano two Legacy 500, one Lineage and two Ipanema; and

•	At December 31, 2016: one EMBRAER 195, two Legacy 450, two Legacy 500, four Phenom 100, three Phenom 300, one Lineage, one Super Tucano and two Ipanema.

Of the total aircraft inventories at December 31, 2017, one Phenom 100 and one Ipanema had been delivered by March 15, 2018.

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft, as follows:

	12.31.2017	12.31.2016	12.31.2015
Beginning balance	(19.9)	(25.4)	(8.0)
Additions	(8.2)	(14.0)	(18.8)
Disposals	10.9	19.5	1.4

Ending balance	(17.2)	(19.9)	(25.4)

(iv)	A provision was recorded for items without activity for over two years and with no planned use in the production program, and to cover expected losses from excess inventories or obsolete work in progress, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years. Changes in the provision for obsolescence were as follows:

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2017	12.31.2016	12.31.2015
Beginning balance	(138.1)	(161.2)	(156.4)
Additions	(48.7)	(59.8)	(52.9)
Disposals	37.0	83.7	43.8
Reversals	—	—	1.5
Foreign exchange loss	(3.4)	(0.8)	2.8

Ending balance	(153.2)	(138.1)	(161.2)

13.	Other Assets

	12.31.2017	12.31.2016
Taxes recoverable (i)	171.0	156.8
Court-mandated escrow deposits (ii)	62.5	61.3
Prepaid expenses	22.4	19.9
Loan with a joint operation (iii)	19.7	18.0
Advances to employees	12.5	11.4
Advances for services to be rendered (iv)	11.5	133.2
Credit with suppliers (v)	1.8	43.0
Compulsory loan	1.3	1.1
Collateral pledged	0.8	0.7
Loans	—	12.3
Other	73.4	48.9

	376.9	506.6

Current portion	255.4	349.9
Non-current portion	121.5	156.7

(i)	Taxes recoverable

	12.31.2017	12.31.2016
ICMS (State Value-added Tax) and IPI (Excise Tax)	96.3	84.4
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	51.1	52.7
Income tax and social security on net income withheld	8.8	8.6
Income tax recoverable	0.1	—
Other	14.7	11.1

	171.0	156.8

Current portion	120.4	74.3
Non-current portion	50.6	82.5

(ii)	Court-mandated escrow deposits relate to amounts deposited in connection with pending legal actions, substantially federal taxes and contributions where a liability has been established, as described in Note 23.
(iii)	Refers to the joint operation of the Embraer Group (2.1.4), in which only assets and liabilities under the Company’s responsibility are consolidated. Thus, the amount presented refers to the balance of the intercompany loan receivable from the other partner of EZ Air Interior Limited.
(iv)	In 2016 refers mainly to advances to the supplier hired by subsidiary Visiona to launch the geostationary satellite.
(v)	Refers to rework carried out on products supplied by third parties, to be reimbursed in accordance with contractual agreements and credits negotiated with certain suppliers that will be consumed over time.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.	Interest in entities

(i)	Wholly owned subsidiaries and special purpose entities

Wholly-owned subsidiaries and special purpose entities (SPEs) controlled directly or indirectly by the Company and jointly controlled entities are described in notes 2.1.2 and 2.1.3 and are consolidated into the Embraer group.

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

(ii)	Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the group entities listed below, however, based on contractual agreements and analysis of the applicable accounting standards, the Company has control and therefore has the right to consolidate the following entities:

Entity	Country	Participation Embraer Group	Participation noncontrolling
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%
Harbin Embraer Aircraft Industry Company Ltd.	China	51.0%	49.0%
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%
Embraer CAE Training Services	United States of America	51.0%	49.0%
EZ Air Interior Limited	Ireland	50.0%	50.0%
Bradar Aerolevantamento Ltda	Brazil	25.0%	75.0%

Although the Embraer group holds 51.0% of the entities Harbin Embraer Aircraft Industry Company Ltd., Embraer CAE Training Services Ltd., and Visiona Tecnologia Espacial S.A., the powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

An agreement with Bradar Sensoriamento Remoto Ltda. assigns to Embraer an irrevocable option to purchase all the shares of the non-controlling interests. This option is exercisable at any time, can be transferred to any party, and determines the control of Bradar Sensoriamento Remoto Ltda by the Embraer group, despite holding only 25% of its capital.

The financial position of the most significant entities of the group with non-controlling interests is summarized below. Other entities combined represent less than 5% of consolidated profit before taxes on income.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

OGMA - Indústria Aeronáutica de Portugal S.A.

	12.31.2017	12.31.2016	12.31.2015
Cash and cash equivalents	11.1	23.7	25.2
Current assets	207.6	154.7	164.9
Non current assets	66.0	55.4	44.3
Current liabilities	117.4	76.5	80.5
Non current liabilities	0.9	7.3	8.0
Noncontrolling interest	54.4	44.2	42.3
Revenue	214.7	233.3	180.8
Net income for the year	12.0	12.4	11.7

Visiona Tecnologia Espacial S.A.

	12.31.2017	12.31.2016	12.31.2015
Cash and cash equivalents	1.7	8.2	16.2
Current assets	7.4	11.3	23.8
Non current assets	45.8	26.2	35.9
Current liabilities	10.9	9.0	31.2
Noncontrolling interest	20.8	10.0	10.0
Revenue	7.6	22.4	29.1
Net income for the year	17.2	(2.0)	10.3

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members joint management of the entities’ relevant activities.

The Company accounts for the assets, liabilities, revenues and expenses relating to its involvement in the joint operations in accordance with the rights and obligations assigned to Embraer.

	12.31.2017	12.31.2016	12.31.2015
Cash and cash equivalents	1.2	1.4	1.8
Current assets	28.8	27.7	26.2
Non current assets	7.1	5.4	5.1
Current liabilities	48.2	24.6	18.5
Non current liabilities	4.4	25.4	20.4
Revenue	40.5	50.8	31.2
Net loss for the year	0.2	(9.7)	(3.8)

15.	Related Parties

15.1.	Related party transactions

The table below summarizes balances and transactions with related parties outside the group and refers mainly to:

•	assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) mutual loans to subsidiaries abroad with interest rates compatible with those used by the Company on acquiring resources in foreign currencies (iii) balances of financial investments; and (iv) bank deposits;

•	liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on accountofsales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•	amounts in profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

15.1.1	December 31, 2017

	12.31.2017
	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	227.2	92.9	330.8	319.5	(0.5)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	88.4	—	219.0	(14.7)	—
Caixa Econômica Federal	9.8	—	—	—	23.2	—
Brazilian Air Force	314.1	90.3	—	—	—	(23.7)
Marinha do Brasil	6.6	—	—	—	—	(6.2)
Embraer Prev - Sociedade de Previdência Complementar	—	0.2	—	—	—	(22.9)
Empresa Portuguesa de Defesa – EMPORDEF	—	7.0	—	—	—	—
Brazilian Army	—	11.1	—	—	—	(1.2)
Financiadora de Estudo e Projetos – FINEP	—	15.7	—	64.6	(2.9)	—
Telecomunicações Brasileiras S.A. - Telebrás	—	2.0	—	—	—	40.0

	557.7	307.6	330.8	603.1	5.1	(14.0)

15.1.2	December 31, 2016

	12.31.2016
	Current		Non-current		Financial Results	Operating Results
	Assets	Liabilities	Assets	Liabilities
Banco do Brasil S.A.	64.3	0.3	332.2	413.3	(2.8)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	161.4	—	311.5	(18.6)	—
Brazilian Air Force	263.5	84.8	—	—	—	25.6
Marinha do Brasil	34.4	—	—	—	—	(2.7)
Caixa Econômica Federal	153.4	—	—	—	28.5	—
Embraer Prev - Sociedade de Previdência Complementar	—	0.2	—	—	—	(23.2)
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	5.5	—	—
Brazilian Army	—	16.9	—	—	—	5.0
Financiadora de Estudo e Projetos – FINEP	—	16.8	—	64.7	(2.9)	—
Telecomunicações Brasileiras S.A. - Telebrás	—	148.4	—	—	—	(2.1)

	515.6	428.8	332.2	795.0	4.2	2.6

15.1.3	December 31, 2015

	12.31.2015
	Financial Results	Operating Results
Banco do Brasil S.A.	4.4	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(20.3)	—
Brazilian Air Force	27.3	—
Caixa Econômica Federal	—	(84.9)
Embraer Prev - Sociedade de Previdência Complementar	—	(22.6)
Brazilian Army	—	(4.6)
Financiadora de Estudo e Projetos – FINEP	(2.6)	—
Telecomunicações Brasileiras S.A. - Telebrás	—	21.5

	8.8	(90.6)

15.2.	Brazilian Federal Government - relationship

Through its direct and indirect interests and ownership of a common share, denominated “golden share”, the Brazilian Federal Government is a significant shareholder. At December 31, 2017, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. Consequently, transactions between Embraer and the Brazilian Federal Government or its agencies meet the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force, Army and Navy);

•	a source of research and development financing through technology development institutions such as FINEP and the BNDES;

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

•	Caixa Econômica Federal, an entity controlled by the Federal Government, which in turn has the Golden Share and also has indirect participation through BNDESPAR.

•	Through Visiona Tecnologia Espacial S.A., which is associated with Telecomunicações Brasileiras S.A. - Telebrás.

15.3.	Remuneration of key management personnel:

	12.31.2017	12.31.2016
Short-term benefits (i)	10.1	8.1
Share based payment	2.4	(3.0)
Labor contract termination	1.1	0.8

	13.6	5.9

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities.

Key Management includes members of the statutory Board of Directors and Executive Directors.

16.	Property, Plant and Equipment

The annual weighted average rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year:

	Weighted average depreciation rate (%)
Class of assets	12.31.2017	12.31.2016
Buildings and improvements	4.6%	4.6%
Installations	5.5%	7.6%
Machinery and equipment	13.0%	13.5%
Furniture and fixtures	11.8%	12.7%
Vehicles	27.7%	23.4%
Aircraft	15.8%	15.2%
Computers and peripherals	28.2%	30.3%
Tooling	16.4%	14.9%
Other assets	0.7%	0.2%
Exchange pool program assets	3.8%	5.0%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2017
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2
Additions	—	4.1	—	40.3	3.6	0.4	14.4	11.4	30.8	8.6	43.6	80.5	237.7
Disposals	—	(8.1)	—	(10.1)	(1.9)	(0.7)	(8.1)	(0.8)	(1.0)	—	(33.5)	(1.1)	(65.3)
Impairment(ii)	—	—	—	(2.2)	—	—	(25.8)	—	(2.1)	—	—	—	(30.1)
Reclassifications*	—	85.5	4.8	22.5	(1.4)	0.5	(104.0)	(0.7)	5.1	(12.0)	(22.2)	(142.0)	(163.9)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	22.1	22.1
Translation adjustments	—	3.2	0.5	11.5	0.5	0.5	—	1.1	0.3	—	14.9	0.6	33.1

At December 31, 2017	11.0	741.8	161.4	971.8	74.9	17.5	193.2	190.3	620.9	26.0	672.5	76.5	3,757.8

Accumulated depreciation
At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)
Depreciation	—	(21.3)	(3.0)	(60.3)	(4.0)	(1.2)	(25.6)	(12.1)	(50.8)	(0.2)	(18.0)	—	(196.5)
Disposals	—	4.1	—	7.5	1.0	0.6	6.9	0.6	0.3	—	8.8	—	29.8
Reclassifications*	—	0.6	0.4	—	—	0.3	91.3	—	—	(0.3)	—	—	92.3
Translation adjustments	—	(1.0)	(0.1)	(8.7)	(0.4)	(0.4)	—	(0.7)	(0.3)	—	3.1	—	(8.5)

At December 31, 2017	—	(208.9)	(104.1)	(506.6)	(43.4)	(13.4)	(81.3)	(148.4)	(329.7)	(9.9)	(207.2)	—	(1,652.9)

Net
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2
At December 31, 2017	11.0	532.9	57.3	465.2	31.5	4.1	111.9	41.9	291.2	16.1	465.3	76.5	2,104.9

	12.31.2016
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5
Additions	—	0.6	—	54.8	4.0	0.7	137.4	17.3	54.6	8.6	65.5	91.7	435.2
Disposals	—	(9.3)	(0.2)	(7.6)	(2.3)	(0.9)	(17.8)	(3.0)	(0.9)	—	(15.1)	(7.1)	(64.2)
Impairment	—	—	—	—	—	—	(27.0)	—	—	—	—	—	(27.0)
Impairment (iii)	—	—	—	—	—	—	(64.9)	—	—	—	—	—	(64.9)
Reclassifications*	—	49.9	4.4	10.2	1.9	0.2	(34.7)	1.7	0.9	(2.0)	1.2	(59.8)	(26.1)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	16.1	16.1
Translation adjustments	—	(0.6)	0.1	(0.9)	—	(0.2)	0.2	0.1	(0.3)	—	(4.5)	(0.3)	(6.4)

At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2

Accumulated depreciation
At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)
Depreciation	—	(20.0)	(4.2)	(62.7)	(4.1)	(1.1)	(25.4)	(10.4)	(44.7)	—	(21.9)	—	(194.5)
Disposals	—	9.2	—	4.9	1.9	0.8	15.5	2.9	0.5	—	6.0	—	41.7
Reclassifications*	—	—	—	1.8	—	—	8.6	(0.1)	(1.6)	—	—	—	8.7
Translation adjustments	—	0.3	—	0.4	0.1	0.1	3.8	0.1	0.3	—	3.1	—	8.2

At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)

Net
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2015
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2014	11.0	577.6	145.3	741.3	65.7	16.0	521.3	163.0	420.0	34.4	586.3	129.9	3,411.8
Additions	—	1.6	—	65.1	2.5	0.8	23.6	13.0	81.7	9.9	71.6	71.7	341.5
Disposals	—	(0.1)	(0.1)	(5.5)	(0.5)	(0.4)	(158.6)	(2.2)	(1.9)	—	(13.7)	(2.2)	(185.2)
Impairment	—	—	—	—	—	—	(11.6)	—	—	—	—	—	(11.6)
Reclassifications*	—	40.6	7.1	66.5	3.5	1.0	(50.7)	(9.0)	33.9	(21.3)	(6.1)	(122.3)	(56.8)
Translation adjustments	—	(3.2)	(0.5)	(14.1)	(0.7)	(0.4)	(0.5)	(1.6)	(0.2)	(0.2)	(15.5)	(1.3)	(38.2)

At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5

Accumulated depreciation
At December 31, 2014	—	(165.3)	(93.9)	(352.0)	(34.6)	(11.8)	(217.6)	(119.5)	(207.8)	(9.4)	(174.1)	—	(1,386.0)
Depreciation	—	(15.9)	(4.0)	(49.9)	(4.0)	(1.1)	(31.9)	(11.5)	(26.2)	—	(17.4)	—	(161.9)
Disposals	—	—	—	0.8	0.3	—	75.1	1.4	0.4	—	5.9	—	83.9
Reclassifications*	—	(0.5)	0.5	—	—	—	17.7	—	—	—	—	—	17.7
Translation adjustments	—	0.9	0.2	11.6	0.4	0.4	0.3	0.9	0.2	—	(2.7)	—	12.2

At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)

Net
At December 31, 2014	11.0	412.3	51.4	389.3	31.1	4.2	303.7	43.5	212.2	25.0	412.2	129.9	2,025.8
At December 31, 2015	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4

*	Non-cash transactions. On “Aircraft” and “Exchange pool program assets” classes the amount refers to aircraft and items transferred to the inventory. In September 2017, 17 ERJ 145 aircraft were transferred to inventory in order to be disassembled and sold as parts (part-out procedures).

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to fair value, if applicable. The following aircraft are held:

•	December 31, 2017: nine ERJ 135, 26 ERJ 145, four EMBRAER 170, one EMBRAER 190, one EMBRAER 120, one Legacy 450, one Legacy 500, one Phenom 300, one 690B, and;

•	December 31, 2016: 23 ERJ 135, 28 ERJ 145, six EMBRAER 170, three EMBRAER 190, one EMBRAER 120, one 690B, and.

(ii)	Impairment losses for the Legacy 650 CGU and Monitoring, Sensoring and Radars CGU (Note 18).

(iii)	Because of the Chapter 11 filing by Republic Airways Holdings (Note 25), the Company has received certain aircraft as part of the negotiation of the financial guarantees existent at that date.. The Company initially recognized these aircraft based on the contractual amount and subsequently recognized impairment losses to adjust the initial cost to the recoverable value.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2017, property, plant and equipment of US$ 134.1 were pledged as collateral for loans, financing and labor contingencies (December 31, 2016, US$ 136.2).

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

	12.31.2017
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7
Additions	313.8	76.9	3.0	2.5	1.9	56.3	—	16.1	470.5
Contributions from suppliers	(86.0)	—	—	—	—	—	—	—	(86.0)
Disposals	—	—	—	—	(1.5)	—	—	—	(1.5)
Reclassifications	71.3	3.6	(0.3)	(48.5)	—	(24.4)	—	(1.7)	—
Impairment	—	(49.9)	—	—	—	—	(8.7)	(1.9)	(60.5)
Interest on capitalized assets	11.0	4.8	—	—	—	—	—	—	15.8
Translation adjustments	—	—	—	—	—	—	(0.3)	0.3	—

At December 31, 2017	1,825.2	1,355.7	33.5	5.8	13.9	343.3	12.0	45.6	3,635.0

Acumulated amortization
At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)
Amortization	(57.4)	(56.7)	(2.6)	(0.1)	(1.1)	(27.1)	—	(1.2)	(146.2)
Amortization of contribution from suppliers	13.5	13.8	—	—	—	—	—	—	27.3
Reclassifications	4.5	(4.3)	0.3	(1.0)	—	—	—	0.5	—
Interest on capitalized assets	—	(1.6)	—	—	—	—	—	—	(1.6)

At December 31, 2017	(1,031.8)	(473.7)	(27.9)	(1.1)	(6.8)	(206.9)	—	(4.4)	(1,752.6)

Intangible, net
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6
At December 31, 2017	793.4	882.0	5.6	4.7	7.1	136.4	12.0	41.2	1,882.4
	12.31.2016
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	24.0	2,900.5
Additions	351.1	65.4	5.2	15.7	10.7	48.1	—	8.8	505.0
Contributions from suppliers	(123.9)	—	—	—	—	—	—	—	(123.9)
Reclassifications	—	—	—	—	(7.3)	—	—	—	(7.3)
Interest on capitalized assets	11.8	6.0	—	—	—	—	—	—	17.8
Translation adjustments	—	—	—	—	—	—	4.6	—	4.6

At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.3)	(1,495.1)
Amortization	(92.0)	(61.5)	—	—	(1.1)	(18.9)	—	(0.4)	(173.9)
Amortization of contribution from suppliers	23.2	15.1	—	—	—	—	—	—	38.3
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	(1.4)

At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)

Intangible, net
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2015
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2014	1,113.6	1,162.8	25.6	24.5	12.1	235.9	38.3	22.6	2,635.4
Additions	302.5	86.1	—	11.6	—	27.4	—	—	427.6
Contributions from suppliers	(140.0)	—	—	—	—	—	—	—	(140.0)
Translation adjustments	—	—	—	—	(2.0)	—	(21.9)	1.1	(22.8)

At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	23.7	2,900.2

Acumulated amortization
At December 31, 2014	(871.6)	(326.4)	(25.6)	—	(5.4)	(143.0)	—	(2.5)	(1,374.5)
Amortization	(71.0)	(65.5)	—	—	—	(17.9)	—	(0.5)	(154.9)
Amortization of contribution from suppliers	19.0	14.8	—	—	—	—	—	—	33.8
Translation adjustments	—	—	—	—	0.8	—	—	—	0.8

At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.0)	(1,494.8)

Intangible, net
At December 31, 2014	242.0	836.4	—	24.5	6.7	92.9	38.3	20.1	1,260.9
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4

18.	Impairment test

As of December 31, 2017, the Company performed its annual impairment test of the CGUs to which goodwill or internally developed intangible assets are allocated.

The Company performed an impairment analysis of the carrying amount of each CGUs based on the value in use of the group of CGUs where goodwill and/or internally developed intangible assets was allocated. Value in use was estimated using a discounted cash flow model for the CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment tests resulted in the need to recognize impairment losses of US$ 62.0 mainly related to US$ 50.5 and US$ 8.7 for Legacy 650 (Executive Jets segment) and Monitoring, Sensoring and Radars (Defense & Security segment) CGUs, respectivelly. No impairment losses were recognized in 2016.

Impairment losses are consequences of the changes in market conditions, analysis of potential customers and industry forecast.

Legacy 650 CGU does not include goodwill balances and impairment losses were allocated to certain classes of Property, plant and equipment and intangible assets (Notes 16 and 17). Impairment losses were recognized in Other operating expenses.

Monitoring, Sensoring and Radars CGU includes goodwill balances and the impairment losses only reduced the goodwill allocated to this CGU (Note 17). Impairment losses were recognized in Other operating expenses.

Key Assumptions

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s approved strategic business plan.

Estimated future cash flows were discounted using the weighted average capital cost (WACC) rate, which reflects the return expected by the investors. The discount rate used by Management was 8.1% and 8.6% in 2017 and 2016, respectively.

Other than those CGU mentioned before, there are no other CGUs at risk of impairment at December 31, 2017

Refer to Note 16 for impairment test for used aircraft recognized in Property, plant and equipment.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

19.	Trade accounts payable

	12.31.2017	12.31.2016
Foreign suppliers	545.4	523.0
Risk partners (i)	162.0	306.1
Domestic suppliers	117.3	123.0

	824.7	952.1

Current portion	824.7	952.1

(i)	The Company’s risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior components and fuselage parts. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery. Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners.

20.	Loans and Financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	12.31.2017	12.31.2016
Other currencies:
	US$	5.05% to 6.38%	5.05% to 7.42%	2027	2,934.3	2,550.3
	US$	1.25% to 4.59%	1.25% to 4.59%	2027	220.6	65.3
Working capital	US$	Libor 6M + 1.35% a 2.60%	Libor 6M + 1.35% a 2.60%	2027	119.1	18.0
	US$	Libor 3M + 2.25%	Libor 3M + 2.25%	2026	220.2	212.7
	Euro	1.00% a 3.37%	1.00% a 3.37%	2025	14.0	16.4
Advances on foreign exchange contracts	US$	4.65%	4.65%	2018	3.1	3.8
	US$	2.13%	2.13%	2030
Property, plant and equipment					58.1	60.4
	US$	Libor 1M + 2.44%	Libor 1M + 2.44%	2035
Finance leasing	US$	Libor 6M + 3.40%	Libor 6M + 3.40%	2018	—	0.1

					3,569.4	2,927.0

In local currency:
Export Financing	R$	5.50% a 8.00%	5.50% a 8.00%	2017	—	30.9
		3.50% a 4.50%	3.50% a 4.50%	2023
Project development					396.0	505.0
	R$	TJLP + 1.92% a 5.00%	TJLP + 1.92% a 5.00%	2022
Export Credit Note	R$	10.85% a 11.00%	10.85% a 11.00%	2019	233.1	297.0

					629.1	832.9

Total					4,198.5	3,759.9

Current portion					388.9	510.3
Non-current portion					3,809.6	3,249.6

In October 2009, Embraer Overseas Limited issued US$ 500.0 in guaranteed notes at 6.375% p.a., due on January 15, 2020. The operation is fully and unconditionally guaranteed by the Parent Company.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017 the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696%, maturing on September 16, 2023.

The separate financial statements of Embraer Overseas Limited are not provided, because the issuer is a wholly-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

On June 15, 2012, Embraer raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500 at a rate of 5.15% p.a.

In February 2013, Embraer contracted loans of R$ 712.0 million, equivalent to US$ 218.5, in the form of Export Credit Notes for the purpose of investing in export activities and the production of goods for export, at a fixed rate of 5.50% p.a.

In August 2013, Embraer S.A. contracted financing totaling approximately R$ 303.9 million, equivalent to US$ 95.9, at a fixed rate of 3.50% p.a., from the Financier of Studies and Projects (Financiadora de Estudos e Projetos – FINEP) for use in the research and new product development program.

In June 2015, the Company’s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 1 billion in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a wholly-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

In December 2015, Embraer SA contracted loans of R$ 685 million, equivalent to US$ 210.2, at a weighted average rate of 10.96% a year, in the form of Export Credit Notes in order to invest in export and production of goods for export.

In August 2016, Embraer Portugal SA, a subsidiary of Embraer S.A., contracted amount of US$ 200 million, equivalent to R$ 651.8 million, at a weighted average rate of 3.068 p.a. for working capital and acquisition of fixed assets.

In February 2017, the Company’s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 750 million in Guaranteed Notes at 5.40% p.a., due on February 01, 2027, in an offering subsequently registered with the “SEC”. This operation is fully and unconditionally guaranteed by the Parent Company.

The separate financial statements of Embraer Netherlands Finance B.V are not provided, because the issuer is a wholly-owned finance subsidiary of the Company and the Company fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the Parent Company to obtain funds from its subsidiaries by dividend or loan.

At December 31, 2017, the movement and maturities of the long-term financing agreements are as follows:

	12.31.2017	12.31.2016	12.31.2015
Opening balance	3,759.9	3,530.5	2,507.8
Principal - addition	974.0	580.6	1,701.2
Interest - addition	199.7	183.1	145.1
Principal - payment	(540.1)	(523.7)	(419.1)
Interest - payment	(193.1)	(163.7)	(112.7)
Foreign exchange	(1.9)	153.1	(291.8)

Ending balance	4,198.5	3,759.9	3,530.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Year
2019	156.9
2020	267.8
2021	340.3
2022	561.3
After 2022	2,483.3

3,809.6

20.1.	Currency analysis

Total debt is denominated in the following currencies:

	12.31.2017	12.31.2016
Loans
US dollar	3,555.4	2,910.6
Brazilian Real	629.1	832.9
Euro	14.0	16.4

	4,198.5	3,759.9

20.2.	Interest and guarantees

At December 31, 2017, loans denominated in US dollars (84.7% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.18% p.a. (5.12% p.a. at December 31, 2016).

At December 31, 2017, loans denominated in reais (15.0% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at December 31, 2017 was 3.72% p.a. (5.00% p.a. at December 31, 2016).

At December 31, 2017, loans denominated in Euros (0.3% of the total) were predominantly subject to fixed charges and weighted average rate of 1.32% pa (1.48% pa at December 31, 2016).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 441.1 as at December 31, 2017 (US$ 490.9 at December 31, 2016) were provided as collateral for loans.

20.3.	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company, sale of assets.

As at December 31, 2017, the Company was in compliance with all the restrictive clauses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

21.	Other payables

	12.31.2017	12.31.2016
Other accounts payable (i)	131.7	90.7
Provisions related to payroll (ii)	108.6	113.7
Provision for employee profit sharing	29.8	43.6
Contractual obligations (iii)	16.9	53.5
Commission payable	10.6	23.9
Long-term incentive (iv)	9.9	4.2
Insurance	5.0	4.8
Brazilian air force	1.2	2.6
Accounts payable for penalties (v)	—	58.2
Security deposit	—	0.9
Accrued materials	—	0.3

	313.7	396.4

Current portion	292.2	379.5
Non-current portion	21.5	16.9

(i)	Represents a provision for expenses already incurred as of the date of the balance sheet and for which payments are made during the following month;
(ii)	Refers to employee vacation-related obligations recorded in our financial statements;
(iii)	Substantially shows amounts recorded regarding maintenance costs of aircraft leased through operating leases and contractually agreed upon commitments for the sale of new aircraft or the expiration of residual financial guarantees;
(iv)	Refers to the Long-Term Incentive (ILP) granted to Company employees in the form of phantom shares, as described in Note 30 – [Share-based compensation];
(v)	Refers to the conclusion, on October 24, 2016, of the definitive agreements with the U.S. Department of Justice (“DOJ”) and with the U.S. Securities and Exchange Commission (“SEC”) for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) , as well as finalizing on the same date a term of undertaking (termo de compromisso e de ajustamento de conduta) (“TCAC”) with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal) (“MPF”) and the Brazilian Securities and Exchange Commission (“CVM”) for the settlement of allegations of non compliance of certain Brazilian laws, which were fully paid in 2017 (Note 26.2).

22.	Advances from customers

	12.31.2017	12.31.2016
Denominated in U.S. dollars	771.4	710.8
Denominated in Reais	131.9	145.4

	903.3	856.2

Current portion	799.2	716.4
Non-current portion	104.1	139.8

The balance of advances from customers related to construction contracts using the POC method is US$ 234.5 at December 31, 2017 (US$ 357.4 at December 31, 2016).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

23.	Taxes and payroll charges payable

	12.31.2017	12.31.2016
INSS (social security contribution) (i)	84.0	73.1
IRRF (withholding tax)	24.2	18.7
Taxes refinancing program (ii)	15.0	1.2
FGTS (government employee severance indemnity fund)	5.6	3.8
PIS and COFINS (iii)	4.2	3.9
IPI (manufacturing tax)	1.1	3.1
Others	6.8	7.7

	140.9	111.5

Current portion	70.7	43.6
Non-current portion	70.2	67.9

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

(i)	Corresponds substantially to:

•	This refers to the increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rates since 1995. The amount involved is US$ 54.6 at December 31, 2017 (US$ 53.4 at December 31, 2016).

•	Additionally, in February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision in relation to US$ 2.5. Currently the remaining amount involved in the dispute in respect of the notice established in the collective agreement is US$ 11.4 at December 31, 2017 (US$ 10.2 at December 31, 2016).

(ii)	Refers to:

•	Payment of tax assessment in 6 installments, under the Special Tax Regularization Program (PERT) of the administrative dispute concerning the infraction notice regarding the accounting for and recognition of indemnification, in relation to demand for payment of Income Tax (IRPJ) and Social Contribution ( CSLL).

•	Payment of tax assessment in 6 installments, under the Special Tax Regularization Program (PERT), part of the amount of the administrative discussion regarding PIS / COFINS credits determined in certain tax operations.

(iii)	Refers to:

•	Contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law nº 11941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

•	The other suit disputes the inclusion of the foreign exchange variation in the PASEP calculation base and an appeal decision is awaited. The amount involved in the suit is US$ 3.3 (US$ 3.3 at December 31, 2016).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

With respect to the litigation issues mentioned above, the remaining provisions will be kept until there is a final outcome, subject to no further appeals.

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

24.1.	Deferred income tax and social contribution

The components of deferred tax assets and liabilities are as follows:

	12.31.2017	12.31.2016	12.31.2015
Temporarily non-deductible provisions	(76.1)	(102.7)	(2.8)
Tax loss carryforwards	4.5	28.3	20.5
Functional currency effect of the non monetary assets (i)	(206.0)	(201.0)	(407.1)
Gains not realized from sales of Parent Company to subsidiairies	15.4	16.4	19.9
Effect of differences by fixed asset	(8.1)	(31.1)	(36.1)
Differences between basis: account x tax (ii)	21.8	30.2	(7.2)

Deferred tax assets (liabilities), net	(248.5)	(259.9)	(412.8)

Total deferred tax asset	2.8	3.4	4.5
Total deferred tax liability	(251.3)	(263.3)	(417.3)

i)	Refers to deferred income tax calculated on differences related to non-monetary assets remeasured from the local currency into the functional currency using historical exchange rates, and resulting from changes in exchange rates.
ii)	Refers to miscellaneous temporary differences (e.g. non-deductible expenses).

Changes in deferred income tax that affected profit and loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2014	(293.7)	31.4	(262.3)

Temporarily non-deductible provisions	62.1	—	62.1
Tax loss carryforwards	2.6	—	2.6
Difference between tax basis (Real) and functional currency measurement basis (US dollar)	(202.4)	—	(202.4)
Provision Gain not realized at sales from Controlling company to subsidiairies	(8.1)	—	(8.1)
Effect of differences by fixed asset	(5.0)	—	(5.0)
Differences between basis: account x tax	14.6	(14.3)	0.3

At December 31, 2015	(429.9)	17.1	(412.8)

Temporarily non-deductible provisions	(99.9)	—	(99.9)
Tax loss carryforwards	7.8	—	7.8
Functional currency effect of the non monetary assets	206.1	—	206.1
Provision Gain not realized at sales from Controlling company to subsidiairies	(3.5)	—	(3.5)
Effect of differences by fixed asset	4.9	—	4.9
Differences between basis: account x tax	31.1	6.4	37.5

At December 31, 2016	(283.4)	23.5	(259.9)

Temporarily non-deductible provisions	26.6	—	26.6
Tax loss carryforwards	(23.8)	—	(23.8)
Functional currency effect of the non monetary assets	(5.0)	—	(5.0)
Gains not realized from sales of Parent Company to subsidiairies	(1.0)	—	(1.0)
Effect of differences by fixed asset	23.0	—	23.0
Differences between basis: account x tax	(4.5)	(3.9)	(8.4)

At December 31, 2017	(268.1)	19.6	(248.5)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

24.2.	Reconciliation of income tax expense

	12.31.2017	12.31.2016	12.31.2015
Profit before taxation	288.3	159.1	336.2

Income tax and social contribution expense at the nominal Brazilian enacted tax rate - 34%	(98.0)	(54.1)	(114.3)

Tax on profits of overseas subsidiaries	(9.8)	(4.0)	(5.7)
Functional currency effect of the non monetary assets	(5.0)	206.1	(202.4)
Research and development tax incentives	43.8	36.5	44.9
Interest on own capital	16.9	6.1	12.5
Fiscal credits (recognized and non recognized)	19.3	(30.4)	9.8
Tax rate diference	5.3	(0.7)	(11.3)
Other difference between IFRS and fiscal basis	(1.1)	(89.2)	5.1
Other	3.1	(61.6)	6.0

	72.5	62.8	(141.1)

Income tax and social contribution income (expense) benefit as reported	(25.5)	8.7	(255.4)

Current income tax and social contribution (expense) benefit as reported	(40.8)	(137.8)	(119.2)

Deferred income tax and social contribution income (expense) benefit as reported	15.3	146.5	(136.2)

The effective tax rate for the year ended December 31, 2017 was 8.8% in comparison with 5.5% at December 31, 2016.

On December 22, 2017 the US President approved the “Tax Cuts and Jobs Act” changing numerous provisions including reduction of the corporate income tax rate from 35% to 21% and certain business-related exclusions, deductions and credits.

For 2017, the Company verified a net gain impact of US$ 4.7 its US subsidiaries due to a revaluation of deferred tax assets and liabilities and the full depreciation of certain assets acquired as from January 10, 2017 to December 31, 2017, a tax benefit introduced by the new law.

25.	Financial Guarantees and Residual Value Guarantees

	12.31.2017	12.31.2016
Financial guarantee of residual value	108.9	122.2
Accounts payable (i)	30.8	65.9
Financial guarantee	17.1	22.7

	156.8	210.8

Current portion	22.2	49.7
Non-current portion	134.6	161.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The movement on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At December 31, 2014	61.8	94.4	81.8	—	238.0

Additions	—	—	3.0	114.0	117.0
Disposals	—	—	(40.5)	—	(40.5)
Re-measurement	(9.0)	—	—	—	(9.0)
Reclassifications	—	—	13.1	(13.1)	—
Market value	—	0.3	—	—	0.3
Guarantee amortization	(12.7)	—	—	—	(12.7)

At December 31, 2015	40.1	94.7	57.4	100.9	293.1

Additions	0.1	—	11.9	—	12.0
Interest Additions	—	—	1.7	—	1.7
Disposals	(6.6)	—	(95.6)	—	(102.2)
Reversals	—	—	—	(10.4)	(10.4)
Reclassifications (ii)	—	—	90.5	(90.5)	—
Market value	—	27.5	—	—	27.5
Guarantee amortization	(10.9)	—	—	—	(10.9)

At December 31, 2016	22.7	122.2	65.9	—	210.8

Additions	1.2	—	3.7	—	4.9
Interest Additions	—	—	2.0	—	2.0
Disposals	—	—	(40.8)	—	(40.8)
Market value	—	(13.3)	—	—	(13.3)
Guarantee amortization	(6.8)	—	—	—	(6.8)

At December 31, 2017	17.1	108.9	30.8	—	156.8

(i)	Accounts payable and additional provision:

•	Republic Airways Holdings - Refers to liabilities assumed on the acquisition of Republic Airways aircraft as a result of the client’s filing for bankruptcy (Chapter 11) in February 2016, which is partially concluded. As of December 30, 2017, the obligation assumed in Accounts payable was US$ 30.8 (US$ 41.6 as of December 31, 2016).

(ii)	Refers to transfers of financial guarantees held from provisions to accounts payable due to formalization by parties of the exercise of such guarantees.

26.	Provisions and contingent liabilities

26.1.	Provisions

	12.31.2017	12.31.2016
Product warranties (i)	101.1	94.1
Provisions for labor, taxes and civil (ii)	54.2	93.1
Taxes	41.8	28.5
Post retirement benefits	36.1	46.0
Environmental provision	1.8	1.0
Voluntary redundancy scheme (iii)	—	25.3
Other	42.5	26.8

	277.5	314.8

Current portion	141.3	135.8
Non-current portion	136.2	179.0

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 26.1.1.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(iii)	In 2016 The Company announced a Voluntary Redundancy Scheme (VRS) for which employees of the Company and its subsidiaries ELEB Equipamento Ltda. and Embraer GPX Ltda were eligible. Of the 1,650 employees interested in joining the program, 1,643 were approved by the Company. The provisioned amounts correspond to non-recurring incremental expenses specifically related to the plan. The discharge of certain employees who joined the plan has still not been put into effect.

Change in provision:

	Product warranties	Provisions Labor, Taxes and Civil	Post retirement benefits	Taxes	Voluntary redundancy scheme	Environment provision	Other	Total
At December 31, 2014	87.3	80.4	41.2	25.3	—	4.3	10.0	248.5

Additions	84.4	14.1	(4.7)	1.0	—	1.0	5.0	100.8
Interest	—	4.7	3.1	—	—	—	—	7.8
Reclassifications	—	0.1	—	—	—	—	—	0.1
Used/payments	(53.9)	(21.5)	(1.1)	(10.0)	—	—	(3.0)	(89.5)
Reversals	(22.3)	(11.5)	—	—	—	(2.0)	—	(35.8)
Translation adjustments	0.2	(16.4)	(11.7)	0.6	—	(1.6)	1.6	(27.3)

At December 31, 2015	95.7	49.9	26.8	16.9	—	1.7	13.6	204.6

Additions	51.9	43.3	11.2	12.0	118.0	1.0	17.0	254.4
Interest	—	4.3	3.3	—	—	—	—	7.6
Used/payments	(31.7)	(2.7)	—	—	(77.0)	—	(2.0)	(113.4)
Reversals	(20.6)	(5.5)	—	—	(15.0)	(2.0)	—	(43.1)
Translation adjustments	(1.2)	3.8	4.7	(0.4)	(0.7)	0.3	(1.8)	4.7

At December 31, 2016	94.1	93.1	46.0	28.5	25.3	1.0	26.8	314.8

Additions	42.5	12.7	3.2	14.0	7.0	3.0	17.4	99.8
Interest	—	12.5	4.4	—	—	—	—	16.9
Used/payments	(26.8)	(61.1)	(15.3)	—	(31.0)	—	(5.0)	(139.2)
Reversals	(8.8)	(2.3)	(1.4)	—	(1.0)	(2.0)	—	(15.5)
Translation adjustments	0.1	(0.7)	(0.8)	(0.7)	(0.3)	(0.2)	3.3	0.7

At December 31, 2017	101.1	54.2	36.1	41.8	(0.0)	1.8	42.5	277.5

26.1.1	Labor, tax and civil provisions

	12.31.2017	12.31.2016
Tax related
IRPJ (i)	10.1	37.4
PIS and COFINS (ii)	6.8	10.2
Social security contributions (iii)	2.8	8.8
Import taxes (iv)	0.9	2.0
ICMS	—	4.6
FUNDAF	—	3.9
Others	0.4	1.8
	21.0	68.7
Labor related
Plurimas 461/1379 (v)	11.3	10.1
Reintegration (vi)	5.1	3.5
Indemnity (vii)	2.3	1.5
Third parties	0.9	0.6
Others	13.4	8.3
	33.0	24.0
Civil related
Indemnity (viii)	0.2	0.4
	0.2	0.4

	54.2	93.1

Current portion	21.5	22.6
Non-current portion	32.7	70.5

(i)	Provision of tax assessment in 6 installments under the Special Tax Regularization Program (“PERT”). It refers to the administrative dispute related to the tax assessment notice regarding the accounting for and recognition of indemnification in the Administrative Council of Tax Appeals, regarding the demand for payment of Income tax (IRPJ) and Social Contribution (CSLL).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(ii)	Provision of part of a tax assessment in 6 installments under the Special Tax Regularization Program (“PERT”). It refers to the administrative dispute related to Social Integration Program (PIS) and Social Security Financing Contribution (COFINS) credits calculated in certain operations.

(iii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.

(iv)	Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court - STJ (Supremo Tribunal de Justiça).

(v)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.

(vi)	Lawsuits brought by former employees claiming reinstatement with the Company for various reasons.

(vii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.

(viii)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy (see Note 2.2.24), and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel anticipate the Company will have to disburse to settle the lawsuits.

26.2.	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy and based on the opinion of the Company’s legal department, supported, where applicable, by the Company’s external counsel. When the contingent liabilities arise from the same set of circumstances as an existing provision, the corresponding provision type is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

•	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 6.6 at December 31, 2017.

•	The Company has contingent liabilities related to labor process that amount to US$ 28.0 as of December 31, 2017 (US$ 16.7 as of December 31, 2016).

•	In October 2016, the Company finalized definitive agreements with the United States and Brazilian authorities for the settlement of allegations for non-compliance with anti-corruption laws in the US and certain Brazilian laws.

Under the Final Agreements with the DOJ and the SEC, the Company assumed the following main obligations:

•	Payment of US$ 98.2 million to the SEC (of which US$ 20.0 million or R$ 64.0 million due to the CVM and the MPF under the TCAC, as disgorgement of profits.

•	Payment of $ 107.3 million to the DOJ as a penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA and one count of violating the internal controls provisions of the FCPA.

•	Under an agreement with the DOJ on conditional deferral of the Deferred Prosecution Agreement (“DPA”) against the Company, it agreed that liability for the recognized facts will be deferred for 03 (three) years, after which period the charges will be dismissed if the Company does not violate the terms of the DPA.; and

•	To contract external and independent monitorship for a period of 03 (three) years.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In February 2017, the United States authorities appointed a monitor as required under the above-mentioned definitive agreements with the United States authorities. In October 2017, the monitor delivered his first report, which contained certain observations and recommendations to further improve the Company’s compliance program, including the review and/or creation of anti-corruption related policies and procedures.

Related proceedings and other developments are ongoing and could result in additional fines that may be substantial and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis for estimating accruals or quantifying possible contingencies related to these matters.

•	In August 2016, a putative securities class action was filed in a US court against the Company and certain of its former and current executives. In October 2016, a federal Court in New York appointed a lead plaintiff and a leading counsel for putative class action. In December 2016, the lead plaintiff filed an amended complaint. The amended complaint seeks to bring claims on behalf of all persons and entities who purchased or otherwise acquired Embraer securities during the period from January 11, 2012 through and including November 28, 2016, asserting violations of the U.S. federal securities laws relating to the internal investigations conducted by the Company between 2011 and 2016 regarding violations of the Foreign Corrupt Practices Act (FCPA) and related issues (Note 21). The Court has not yet issued a timetable for the investigation of the motion to dismiss and other procedural aspects of the case. At this time, the Company believes that there is no adequate basis for estimating provisions related to this matter.

27.	Post-retirement benefits

	12.31.2017	12.31.2016
Medical benefits plan Brazil	31.8	41.5
Medical benefits plan subsidiaries abroad	4.3	4.5

Post-retirement benefits	36.1	46.0

27.1.	Post-retirement healthcare benefits provided by the Company in Brazil

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

Embraer Aircraft Holding sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the individual employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

27.3.	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, participation in which is optional. The Company’s contributions to the plan for the years ended December 31, 2017 and 2016 were US$ 22.2 and US$ 23.2 respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

28.	Financial Instruments

28.1.	Financial instruments by category

		12.31.2017
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Liabilities measured at amortized cost	Total
Assets
Cash and cash equivalents	5	1,270.8	—	—	—	1,270.8
Financial investments	6	—	2,558.1	58.8	—	2,616.9
Guarantee Deposits	11	393.8	—	—	—	393.8
Collateralized accounts receivable	9	288.7	—	—	—	288.7
Trade accounts receivable, net	6	717.1	—	—	—	717.1
Customer and commercial financing	9	16.4	—	—	—	16.4
Derivative financial instruments	8	—	34.3	—	—	34.3

		2,686.8	2,592.4	58.8	—	5,338.0

Liabilities
Loans and financing	20	—	1,264.3	—	2,934.2	4,198.5
Trade accounts payable and others liabilities		—	—	—	1,502.5	1,502.5
Financial guarantee and of residual value	25	—	108.9	—	47.9	156.8
Capital Lease	20	—	—	—	—	—
Derivative financial instruments	8	—	8.9	—	—	8.9

		—	1,382.1	—	4,484.6	5,866.7

		12.31.2016
	Note	Loans and receivables	Measured at fair value through profit or loss	Available for sale	Liabilities measured at amortized cost	Total
Assets
Cash and cash equivalents	5	1,241.5	—	—	—	1,241.5
Financial investments	6	—	1,908.7	35.0	—	1,943.7
Guarantee Deposits	11	511.4	—	—	—	511.4
Collateralized accounts receivable	10	323.3	—	—	—	323.3
Trade accounts receivable, net	7	665.4	—	—	—	665.4
Customer and commercial financing	9	37.4	—	—	—	37.4
Derivative financial instruments	8	—	32.1	—	—	32.1

		2,779.0	1,940.8	35.0	—	4,754.8

Liabilities
Loans and financing	20	—	1,357.3	—	2,402.5	3,759.8
Trade accounts payable and others liabilities		—	—	—	1,722.4	1,722.4
Financial guarantee and of residual value	25	—	122.2	—	88.6	210.8
Capital Lease	20	—	0.1	—	—	0.1
Derivative financial instruments	8	—	8.4	—	—	8.4

		—	1,488.0	—	4,213.5	5,701.5

28.2.	Fair value of financial instruments

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

In millions of U.S. dollar, unless otherwise stated

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

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

•	Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting period. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

•	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they may be directly or indirectly observable at the statement of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

•	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. In 2017 there was no change in the methods used to assess the fair value of financial instruments, and there were therefore no level changes.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2017
	Note	Level 2	Level 3	Total	Book value
Assets
Cash and cash equivalents	5	1,270.8	—	1,270.8	1,270.8
Financial investments	6	2,558.1	58.8	2,616.9	2,616.9
Guarantee Deposits	11	393.8	—	393.8	393.8
Collateralized accounts receivable	10	288.7	—	288.7	288.7
Trade accounts receivable, net	7	717.1	—	717.1	717.1
Customer and commercial financing	9	16.4	—	16.4	16.4
Derivative financial instruments	8	34.3	—	34.3	34.3

		5,279.2	58.8	5,338.0	5,338.0

Liabilities
Loans and financing	20	1,264.3	—	1,264.3	1,264.3
Financial guarantee and of residual value	25	—	108.9	108.9	108.9
Derivative financial instruments	8	8.9	—	8.9	8.9

		1,273.2	108.9	1,382.1	1,382.1

	12.31.2016
	Note	Level 2	Level 3	Total	Book value
Assets
Cash and cash equivalents	5	1,241.5	—	1,241.5	1,241.5
Financial investments	6	1,943.7	35.0	1,978.7	1,978.7
Guarantee Deposits	11	511.4	—	511.4	511.4
Collateralized accounts receivable	10	323.3	—	323.3	323.3
Trade accounts receivable, net	7	665.4	—	665.4	665.4
Customer and commercial financing	9	37.4	—	37.4	37.4
Derivative financial instruments	8	32.1	—	32.1	32.1

		4,754.8	35.0	4,789.8	4,789.8

Liabilities
Loans and financing	20	1,357.3	—	1,357.3	1,357.3
Financial guarantee and of residual value	25	—	122.2	122.2	122.2
Capital lease	20	0.1	—	0.1	0.1
Derivative financial instruments	8	8.4	—	8.4	8.4

		1,365.8	122.2	1,488.0	1,488.0

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At December 31, 2015	—	113.5

Adding Shares	35.0	—
Market Value	—	27.6
Exchange variation	—	(18.9)

At December 31, 2016	35.0	122.2

Adding Shares	47.4	—
Market Value	—	(12.7)
Reversal Claims	(35.0)	—
Remesurement	11.5	—
Exchange variation	(0.1)	(0.6)

At December 31, 2017	58.8	108.9

28.3.	Financial risk management policy

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

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

Liquidity and the leverage level are constantly monitored in order to mitigate refinance risk and maximize the return to the shareholders. The ratio between liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

The Company’s capital management may be modified to adjust to changes in the economic scenario or strategic repositioning of the Company.

At December 31, 2017, cash and cash equivalents and financial investments were US$ 310.8 lower than the Company’s financial indebtedness (US$ 574.7 lower at December 31, 2016).

Of the total financial indebtedness as of December 31, 2017, 9.3% was short-term (13.6% at December 31, 2016) and the average weighted term was equivalent to 6.0 years (5.3 years at December 31, 2016). The Company’s own capital accounted for 35.0% of the total liabilities at December 31, 2017 and 33.8% at December 31, 2016.

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

The credit risk of cash and financial investments, which is managed by the Company’s Financial Department, is in compliance with the financial management policy. The credit limit of counterparties is reviewed on a periodically basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty. The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

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

a)	Credit risk for counterparty with external assessment

	12.31.2017	12.31.2016
Cash and cash equivalents	1,270.8	1,241.5
Financial investments	2,616.9	1,943.7
Derivative financial instruments	34.3	32.1

Total	3,922.0	3,217.3

Based on external appraisal:
AAA	52.2	46.5
AA	1,406.7	1,165.1
A	1,715.2	1,478.4
BBB	688.3	481.6
BB	0.5	10.4
N/A	59.1	35.3

Total	3,922.0	3,217.3

N/A – Not available: without observable input for credit assessment. In December 2017, this balance includes an amount related to shares received in negociation with Republic Airways, for which no losses were recognized.

b)	Credit risk for counterparties without external evaluation

	12.31.2017	12.31.2016
Collateralized accounts receivable	288.7	323.3
Trade accounts receivable, net	717.1	665.4
Customer and commercial financing	16.4	37.4

Total	1,022.2	1,026.1

Based on internal appraisal:
Group 1	5.5	2.1
Group 2	96.7	149.5
Group 3	920.0	874.5

Total	1,022.2	1,026.1

Group 1 : New customers (less than one year)

Group 2 : Customers impaired

Group 3 : Customers not impaired

28.3.3	Liquidity risk

This is the risk of the Company not having sufficient funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in U.S. dollars and reais, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company. Accordingly, possible mismatches are detected well in advance allowing the Company to adopt mitigation measures to reduce risks and financial cost.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2017
Loans and financing	5,400.7	491.6	784.9	1,220.2	2,904.0
Suppliers	824.7	824.7	—	—	—
Recourse and non recourse debt	364.1	17.6	332.7	8.1	5.7
Financial guarantees	156.8	22.2	52.5	31.1	51.0
Other liabilities	255.2	11.4	46.1	92.3	105.4

Total	7,001.5	1,367.5	1,216.2	1,351.7	3,066.1

At December 31, 2016
Loans and financing	4,759.4	1,058.3	696.5	1,136.1	1,868.5
Suppliers	952.1	952.1	—	—	—
Recourse and non recourse debt	373.9	22.9	342.0	7.2	1.8
Financial guarantees	210.8	49.7	36.4	27.5	97.2
Other liabilities	309.8	8.0	89.3	161.0	51.5

Total	6,606.0	2,091.0	1,164.2	1,331.8	2,019.0

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

The lines of the Financial Statements most affected by interest risks are:

•	Cash, cash equivalents and financial investments - Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

•	Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2017, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
Without derivative effect	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	3,184.6	81.91%	703.1	18.09%	3,887.7	100.00%
Loans and financing	3,801.1	90.53%	397.4	9.47%	4,198.5	100.00%

	Pre-fixed		Post-fixed		Total
With derivative effect	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	3,092.6	79.55%	795.1	20.45%	3,887.7	100.00%
Loans and financing	3,081.6	73.40%	1,116.9	26.60%	4,198.5	100.00%

At December 31, 2017, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	703.1	100.00%	795.0	100.00%
CDI	644.0	91.59%	736.0	92.58%
Libor	59.1	8.41%	59.0	7.42%
Loans and financing	397.4	100.00%	1,117.0	100.00%
TJLP	6.2	1.56%	6.3	0.56%
Libor	391.2	98.44%	388.2	34.75%
CDI	—	0.00%	722.5	64.68%

b)	Foreign exchange rate risk

The functional currency of the Company and the majority of its subsidiaries is the US dollar.

Consequently, the Company’s operations most exposed to foreign exchange gains/losses are those denominated in reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2017, the Company had the following amounts of financial assets and liabilities denominated in several currencies, without the effect of derivative transactions:

	12.31.2017	12.31.2016
Loans and financing
Brazilian reais	629.1	832.9
U.S. dollars	3,555.4	2,910.6
Euro	14.0	16.4

	4,198.5	3,759.9

Trade accounts payable
Brazilian reais	87.7	91.9
U.S. dollars	620.9	783.2
Euro	115.0	75.3
Other currencies	1.1	1.7

	824.7	952.1

Total (1)	5,023.2	4,712.0

Cash and cash equivalents and financial investments
Brazilian reais	750.3	1,180.0
U.S. dollars	2,978.7	1,833.4
Euro	97.5	127.1
Other currencies	61.2	44.7

	3,887.7	3,185.2

Trade accounts receivable:
Brazilian reais	138.2	69.6
U.S. dollars	456.7	527.7
Euro	116.2	68.0
Other currencies	6.0	0.1

	717.1	665.4

Total (2)	4,604.8	3,850.6

Net exposure (1 - 2):
Brazilian reais	(171.7)	(324.8)
U.S. dollars	740.9	1,332.7
Euro	(84.7)	(103.4)
Other currencies	(66.1)	(43.1)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure in the currencies presented.

28.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as on the shareholders’ equity, determined on the balances recorded at December 31, 2017, in the event of such variations in the risk component.

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

In millions of U.S. dollar, unless otherwise stated

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (BM&FBOVESPA) as of the reporting date.

28.4.2	Interest risk factor

		Amounts	Additional variations in book balances (*)
	Risk factor	exposed at 12.31.2017	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	644.0	(23.5)	(12.7)	(1.9)	8.9	19.6

Net impact	CDI	644.0	(23.5)	(12.7)	(1.9)	8.9	19.6
Cash equivalents and financial investments	LIBOR	59.1	(0.5)	(0.2)	0.1	0.4	0.7
Loans and financing	LIBOR	(391.3)	(3.4)	(1.4)	0.6	2.6	4.5

Net impact	LIBOR	332.2	(3.9)	(1.6)	0.7	3.0	5.2
Loans and financing	TJLP	(6.2)	(0.2)	(0.1)	—	0.1	0.2

Net impact	TJLP	6.2	(0.2)	(0.1)	—	0.1	0.2
Rates considered	CDI	7.00%	3.35%	5.03%	6.70%	8.38%	10.05%
Rates considered	LIBOR	1.84%	1.00%	1.50%	2.00%	2.50%	3.00%
Rates considered	TJLP	7.00%	3.50%	5.25%	7.00%	8.75%	10.50%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2017

28.4.3	Foreign exchange risk factor

		Amounts	Additional variations in book balances (*)
	Risk factor	exposed at 12.31.2017	-50%	-25%	Probable scenario	+25%	+50%
Assets		1,185.3	594.1	298.5	2.9	(292.8)	(588.5)

Cash, cash equivalents and financial investments	BRL	750.2	376.0	188.9	1.8	(185.3)	(372.5)
Other assets	BRL	435.1	218.1	109.6	1.1	(107.5)	(216.0)

Liabilities		(1,228.3)	(615.6)	(309.3)	(2.9)	303.4	609.7
Loans and financing	BRL	(629.1)	(315.3)	(158.4)	(1.5)	155.4	312.3
Other liabilities	BRL	(599.2)	(300.3)	(150.9)	(1.4)	148.0	297.4

Net impact		2,413.6	(21.5)	(10.8)	—	10.6	21.2
Exchange rate considered		3.3080	1.6500	2.4750	3.3000	4.1250	4.9500

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2017

28.4.4	Derivative contracts

		Amounts	Additional variations in book balances (*)
Derivative Designated as Hedge Accounting	Risk factor	exposed at 12.31.2017	-50%	-25%	Probable scenario	+25%	+50%
Interest swap - fair value hedge	CDI	22.0	13.6	6.1	0.3	(7.5)	(13.7)
Hedge desifnated as cash flow	US$/R$	3.8	(3.7)	(3.7)	(3.8)	(3.8)	(3.9)
Interest swap	CDI	(1.4)	(0.3)	0.1	0.3	0.4	0.7
Other derivatives	CDI	(0.1)	(1.3)	(0.6)	—	0.4	0.9
Hedge desifnated as cash flow	LIBOR	0.5	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Other derivatives
Interest swap	LIBOR	0.7	(0.0)	(0.0)	(0.1)	(0.1)	(8.0)
Foreign Exchange option	EUR/US$	(0.2)	9.1	4.8	0.5	(3.7)	—

Total		25.3	17.3	6.6	(2.9)	(14.4)	(24.1)
Rate considered	LIBOR	1.84%	1.00%	1.50%	2.00%	2.50%	3.00%
Rate considered	CDI	7.00%	3.35%	5.03%	6.70%	8.38%	10.05%
Rate considered	US$/R$	3.3080	1.6500	2.4750	3.3000	4.1250	4.9500
Rate considered	LIBOR	1.1993	0.5900	0.8850	1.1800	1.4750	1.7700
Rate considered	Object - price

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2017

28.4.5	Residual Value Guarantees

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	Amounts	Additional variations in book balances
	exposed at 12.31.2017	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	108.9	(130.6)	(109.8)	(1.0)	79.8	87.9

Total	108.9	(130.6)	(109.8)	(1.0)	79.8	87.9

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

29.	Shareholders’ equity

29.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at December 31, 2017 was US$ 1,438.0 and was comprised of 740,465,044 common shares, without par value, of which 7,423,705 shares were held in Treasury.

29.2	Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

29.3	Treasury Shares

Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 7,423,705 common shares and US$ 51.8 as of December 31, 2017. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	US$	Quantity	Share value (US$)	Net income of uses
At the beggining of the year	49.1	5,906,120	8.31	—
Used for stock options plan (i)	(12.3)	(1,482,415)	8.30	6.4
Repurchase of shares in the period (ii)	15.0	3,000,000	5.00	—

At December 31, 2017	51.8	7,423,705	6.98	6.4

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees.
(ii)	Refers to repurchases of shares with the objective of supporting the “Long Term Incentive (LTI)” plan for the Phantom shares plan. The repurchase was conducted in accordance with rules approved by the Board of Directors, at lowest and highest prices per share of US$ 4.6 and US$ 5.5 respectively.

At December 31, 2017, the market value of the shares held in Treasury was US$ 44.4 (December 31, 2016 - US$ 28.2).

29.4	Investment subsidy reserve

This reserve was formed as allowed by article 195-A of Brazilian Corporate Law (as amended by Law 11.638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government grants received by the Company, which cannot be distributed to shareholders in the form of dividends. It is recognized in the statement of income in the same expense line to which the subsidy refers.

These subsidies are not included in the calculation of the minimum mandatory dividends.

29.5	Legal reserve

The statutory reserve is recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

29.6	Investment and working capital reserve

The purpose of this reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6.404/76; and (ii) the Company’s working capital (iii) redeem, reimburse or purchase shares of the Company and (iv) be distributed to the shareholders.

29.7	Interest on own capital

Interest on own capital is allocated to dividends and approved by the Statutory Board of Directors as follows:

•	In a meeting held on March 08, 2017, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2017 in the amount of US$ 9.3, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 13, 2017.

•	In a meeting held on June 02, 2017, the Statutory Board of Directors approved the distribution of US$ 8.9 as interest on own capital for the second quarter of 2017, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to income tax at 15% . The payment was made on July 13, 2017.

•	In a meeting held on September 06 2017, the Statutory Board of Directors approved the distribution of US$ 9.2 as interest on own capital for the third quarter of 2016, corresponding to US$ 0.01 per share. Payment of interest on own capital payment is subject to income tax at 15%. The payment was made on October 09, 2017.

•	In a meeting held on December 14 2017, the Statutory Board of Directors approved the distribution of US$ 19.9 as interest on own capital for the fourth quarter of 2017, corresponding to US$ 0.03 per share. Payment of interest on own capital is subject to income tax at 15%. The payment was made on January 26, 2018.

The interest on own capital is subject to 15% withholding income tax. The amount approved or paid, net of withholding income tax, is treated as an advance on the mandatory dividends.

29.8	Proposed dividends

Determination of the annual dividends, subject to the approval of the shareholders at the Annual General Meeting, is presented in reais as Brazilian Corporate Law establishes that all dividends must be determined and paid based on actual amounts in the legal books, as shown below:

Brazilian million Reais	12.31.2017	12.31.2016	12.31.2015
Net income for the year	795.8	585.4	241.6
Investment Subsidy	(13.3)	(2.5)	(2.5)
Legal Reserve	(39.8)	(29.3)	(12.1)

	742.7	553.6	227.0

Minimun mandatory dividend (25%)	185.7	138.4	56.7

Interest on own capital, net of tax	132.8	63.5	76.5
Proposed dividends	52.9	75.0	—
Interest on own capital, exceeding of the minimum required (i)	—	—	25.5

Total stockholder remuneration	185.7	138.4	102.0
Payments of the year	(76.0)	(63.5)	(76.5)

Total shareholders remuneration of period	109.7	75.0	25.5
Total shareholders remuneration of previous period	0.1	0.1	0.1

Total shareholders remuneration - in millions of Brazilian reais	109.8	75.1	25.6
Total exceeding shareholders remuneration presented in Equity	—	—	(25.5)
Total remuneration due to non-controlling shareholders	11.9	5.8	10.4

Total shareholders remuneration presented in Liabilities	121.7	80.9	10.5

Total shareholders remuneration - in millions of US$	36.8	24.8	2.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(i)	Refers to interest on own capital for the 4th quarter of 2015, net of withholding income tax, which, since it was in excess of the mandatory minimum amount and was not paid in the period, is presented as an “additional proposed dividends” reserve in equity.

29.8.1	Other Comprehensive Income

Consists of the following adjustments:

•	Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the consolidated financial statements in the functional currency to the presentation currency (Real) and foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements measured in other functional currencies to the Company’s functional currency (dollar); and

•	Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and the fair value variation of financial instruments available for sale.

30.	Share-based compensation

In February 2014, the Board of Directors approved the revision of the Executive Remuneration Policy (ERP), applicable to all executive officers and other Company executives. The elements of executive compensation include the Long Term Incentives (LTI), the main objectives of which are to (i) maintain and attract highly qualified personnel for the Company, (ii) assure those who are able to contribute to improving the Company’s performance of the right to participate in the results of their contribution, and (iii) also to ensure the continuity of the Company’s management by aligning the interests of executives with those of shareholders. The Company currently has two LTI modes: stock options and virtual shares.

30.1.	Stock Option

Program for the granting of stock options, for the executives of the Company or its subsidiaries, who may exercise their right, is as follows: I) 33% after 3 years, II) 33% after 4 years and III) 34% after 5 years, all in relation to the grant date of each option.

The exercise price of each option is set on the grant date at the weighted average stock option price of the last sixty trading days, and may be adjusted by up to 30% to offset any speculation. The participant will have a maximum exercise period of seven years, starting from the grant date.

The grants awarded are summarized below:

	12.31.2017 in thousands of options
						Weighted	Weighted
						average	average
	Grants	Exercised	Canceled (i)	Outstanding	Exercible	exercise Price (R$)	exercise Price (US$)
Grants on January 23, 2012	4,860,000	(2,893,160)	(1,009,100)	957,740	957,740	11.50	6.56
Grants on March 20, 2013	4,494,000	(802,135)	(1,263,490)	2,428,375	1,436,255	15.71	7.91

At December 31, 2017	9,354,000	(3,695,295)	(2,272,590)	3,386,115	2,393,995

(i)	The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

30.2.	Phantom shares plan

The plan is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep highly qualified staff in the Company and its subsidiaries to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The value of the long-term incentives (“LTI”) will be converted at the average price of the Company’s shares in the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

The Company will pay the LTI by converting the quantity of virtual shares into reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date; and

•	A change in the virtual performance share calculation was approved in August 2017. Virtual performance shares granted in 2015, 2016 and 2017 will be paid in 2020, while those granted in 2018 will be paid in 2021. The amounts payable will now be based on the internal cost reduction target and not on the Economic Value Added indicator.

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

	Amount of virtual stock	Grant value	Amount of virtual stock (i)	Fair value of shares (R$)
Grants on February 25, 2014	1,570,698	30.4	333,161	5,460.7
Grants on March 03, 2015	1,237,090	30.2	446,430	7,317.2
Grants on March 10, 2016	1,095,720	31.1	386,107	6,328.5
Grants on June 09, 2016	55,994	1.1	20,293	332.6
Grants on August 25, 2016	70,978	1.1	33,215	544.4
Grants on August 24, 2017	1,925,926	30.5	476,533	7,810.6

At December 31, 2017	5,956,406	124.4	1,695,738	27,794.0

Performance shares until December 31, 2017 considering the plan’s vesting period.

31.	Earnings per Share

31.1	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	12.31.2017	12.31.2016	12.31.2015
Net income attributable to owners of Embraer	246.8	166.1	69.2

	246.8	166.1	69.2

Weighted average number of shares (in thousands)	734,264	735,571	730,205
Basic earnings per share - U.S. dollars	0.3361	0.2258	0.0947

31.2	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive shares. The Company has only one category of potentially dilutive shares, namely share purchase options. A calculation is made in respect of these share purchase options to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights tied to the share purchase options in circulation. The number of shares calculated as described above is compared with the number of shares issued, assuming the exercise of share purchase options.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2017	12.31.2016	12.31.2015
Net income attributable to owners of Embraer	246.8	166.1	69.2

	246.8	166.1	69.2

Weighted average number of shares (in thousands)	734,264	735,571	730,205
Dilution for the issuance of stock options (in thousands) (i)	545	1,690	3,364
Weighted average number of shares (in thousands) - diluted	734,809	737,261	733,569
Diluted earnings per share - U.S. dollars	0.3359	0.2253	0.0943

(i)	Refers to the effect of potentially dilutive shares for December 31, 2017.

At December 31, 2017, there were no anti-dilutive effects.

32.	Revenue (expenses) by type

The Company opted to present the statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2017	12.31.2016	12.31.2015
As presented as statements of Income:
Revenue	5,839.3	6,217.5	5,928.1
Cost of sales and services	(4,773.4)	(4,980.7)	(4,816.8)
Administrative	(179.1)	(164.3)	(182.0)
Selling	(307.0)	(368.6)	(361.6)
Research	(49.2)	(47.6)	(41.7)
Other income (expenses), net	(202.5)	(450.0)	(194.2)
Equity in losses on associates	1.2	(0.3)	(0.3)

Operating profit before financial income	329.3	206.0	331.5

Revenue (expenses) by nature:
Revenue from sales of goods	5,026.0	5,402.6	5,268.5
Revenue from sales of services	905.8	889.1	769.4
Sales deductions and tax on revenue	(92.5)	(74.2)	(109.8)
General manufacturing costs (i)	(4,430.7)	(4,612.3)	(4,500.0)
Depreciation	(196.5)	(194.5)	(161.9)
Amortization	(146.2)	(173.9)	(154.9)
Personnel expenses	(245.4)	(261.6)	(294.9)
Selling expenses	(53.8)	(83.6)	(66.4)
Provision for penalties	(10.1)	(228.0)	—
Restructuring expenses	(6.4)	(117.3)	—
Other income (expense)	(420.9)	(340.3)	(418.5)

Operating profit before financial income	329.3	206.0	331.5

(i)	Refers to costs of materials, direct labor and general manufacturing expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

33.	Other operating income (expense), net

	12.31.2017	12.31.2016	12.31.2015
Extemporaneous credits (i)	10.8	16.0	8.4
Contractual fines revenue (ii)	10.3	16.8	17.3
Financial guarantee (iii)	9.6	8.5	(100.9)
Contractual fines (iv)	6.6	(7.7)	(11.5)
Aircraft maintenance and flights costs - fleet	(2.3)	(3.4)	(4.7)
Flight safety standards	(4.8)	(4.6)	(4.4)
Restructuring expenses (v)	(6.4)	(117.3)	—
Provision for contingencies	(8.0)	(1.3)	0.6
Training and development	(10.0)	(10.9)	(10.8)
Accounts payable for penalties (vi)	(10.1)	(228.0)	—
Taxes on other outputs	(25.1)	(36.7)	(33.5)
Expenses system project	(27.7)	(16.4)	(9.5)
Corporate projects	(33.0)	(21.4)	(52.4)
Assets devaluation (vii)	(109.1)	(77.3)	(44.4)
Others	(3.3)	33.7	51.6

	(202.5)	(450.0)	(194.2)

(i)	Refers to extemporaneus PIS and COFINS tax credits recognized whenever the Company has a legal and documentary basis for such credits;

(ii)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the executive segment, in accordance with the contract terms;

(iii)	Refers to adjustment of the estimate for the provisions for financial guarantees in accordance with the progress of negotiations with the client Republic Airways Holding;

(iv)	Refers to contractual penalties to be paid to customers and received from suppliers due to failure to comply with contractual conditions;

(v)	Refers to the provision for penalties recognized by the Company;

(vi)	Refers to amounts resulting from the penalties imposed by the US authorities for the settlement of criminal and civil violations of the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) , as well as by the Brazilian authorities for the settlement of non-compliance with certain laws, as described in Notes 21 and 26.2 .7.

(vii)	Impairment of assets related to certain aircraft held in fixed assets and devaluation of the residual value related to assets attached to structured operations recorded in collateralized accounts receivable.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

34.	Financial income (expense), net

	12.31.2017	12.31.2016	12.31.2015
Financial income:
Interest on cash and cash equivalents and financial investments	131.8	193.6	146.9
Interest on receivables	26.0	31.9	38.5
Residual value guarantee	9.6	—	—
Taxes over financial revenue	8.0	(17.0)	(6.6)
Other	0.3	4.9	2.0

Total financial income	175.7	213.4	180.8

Financial expenses:
Financial restructuring costs	(1.5)	(0.5)	(0.7)
IOF - (tax on financial transactions)	(3.7)	(2.9)	(2.0)
Interest on taxes, social charges and contributions	(2.2)	(26.0)	(12.4)
Residual value guarantee	—	(32.6)	(13.6)
Interest on loans and financing	(215.2)	(182.6)	(164.6)
Other	(8.5)	(11.9)	(10.6)

Total financial expenses	(231.1)	(256.5)	(203.9)

Derivative instruments	7.8	(8.3)	0.2

Financial income (expenses), net	(47.6)	(51.4)	(22.9)

35.	Foreign exchange gains (losses), net

	12.31.2017	12.31.2016	12.31.2015
Monetary and foreign exchange variations
Assets:
Advances to suppliers	(1.3)	—	—
Tax credits	(2.2)	28.5	(67.9)
Trade accounts receivable	(38.8)	14.6	(13.8)
Cash and cash equivalents and financial investments	(4.0)	204.2	(374.0)
Other	(0.4)	47.5	(54.7)

	(46.7)	294.8	(510.4)

Liabilities:
Loans and financing	6.0	(153.3)	278.9
Advances from customers	25.1	(46.3)	63.9
Provisions	3.8	(27.6)	59.4
Taxes and charges payable	1.6	(21.2)	71.8
Accounts payable	6.8	(18.8)	39.3
Suppliers	0.1	(11.7)	20.5
Provisions for contingencies	(1.3)	(3.2)	8.8
Deferred taxes	(1.4)	0.4	(0.1)
Other	—	(0.4)	(0.8)

	40.7	(282.1)	541.7

Net monetary and foreign exchange variations	(6.0)	12.7	31.3

Derivative instruments	12.6	(8.2)	(3.7)

Foreign exchange gain (loss), net	6.6	4.5	27.6

36.	Responsibilities and Commitments

36.1	Trade-ins

The Company has offered 11 aircraft trade-in options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. Exercise of the trade-in option is tied to compliance by the customer with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

36.2	Leases

Operating leases refer to buildings, machinery, vehicles and computer equipment. At December 31, 2017 the amounts recognized totaled US$ 11.0, at December 31, 2016 US$ 15.6 and at December 31, 2015 US$ 17.3. These leases expire at various dates through 2040.

The following table shows the payment schedule for the Company’s operating leases at December 31, 2017:

Year
2018	6.7
2019	4.5
2020	3.5
2021	3.1
After 2021	20.0

Total	37.8

36.3	Financial Guarantees

The table below provides quantitative data on the financial guarantees provided by the Company to third parties. The maximum potential payments (off balance sheet exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

	12.31.2017	12.31.2016
Maximum financial guarantees	107.7	191.2
Maximum residual value guarantees	267.4	286.1
Mutually exclusive exposure (i)	(29.0)	(32.1)
Provisions and liabilities recorded	(126.0)	(144.9)

Off-balance sheet exposure	220.1	300.3

Estimated proceeds from financial guarantees and underlying assets	266.9	504.4

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

37.	Supplemental Cash Flow information

37.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2017	12.31.2016	12.31.2015
Payments made during the period:
Interest	186.4	175.0	153.7
Income tax and social contribution	28.6	153.9	33.4
Non-cash financing and investing transactions
Additions to property, plant and equipment, with transfer to pool parts inventory	—	2.5	—
Additions to property, plant and equipment, with transfer to financial guarantees	—	45.7	—
Additions to property, plant and equipment, with transfer from intangible assets	—	7.5	—
Write off on Property, Plant and Equipment by transfer to pool parts inventory	(21.6)	—	(5.8)
Disposals property, plant and equipment for providing for the sale of inventory	(100.8)	(34.8)	(45.9)
Impairment of assets	(58.4)	—	—
Government grants (i)	(4.3)	(51.5)	(55.3)

(i)	Refers to the grant received by subsidiaries of the group, initially recognized as debts until such time as the conditions set by the grantor are met, at which point they are reclassified to deferred revenue.

38.	Segment information

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

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•	EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

•	E-Jets E2, the second generation of the E-Jets family of commercial aircraft, consists of three new aircraft—E175-E2 with capacity of up to 88 seats, E190-E2 with up to 106 seats and E195-E2, with up to 132 seats in a typical single-class configuration. The E190-E2 will enter service in the first half of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2020.

38.2	Defense and security business

The defense and security business operations mainly involve research, development, production, modification and support for military defense and security aircraft, as well as a wide range of products and integrated solutions that include radars, special space systems (satellites) and advanced information and communications systems, such as Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance, or C4ISR systems.

The expansion and diversification of the portfolio, previously focused on military aircraft, was facilitated by a strategy of partnerships, acquisitions and organic growth.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company’s principal customer is currently the Brazilian Defense Ministry and, in particular, the Brazilian Air Force, although the diversification of the portfolio has resulted in a corresponding diversification of customers: the Brazilian Army and Navy and the Communications Ministry, as well as a growing international presence of our products and solutions.

The main products of the Defense and Security portfolio are as follows:

•	Light Attack and Advanced Training Aircraft (Super Tucano) – the Super Tucano is a military turboprop that combines training and operational capacities with low acquisition and operating costs. The Super Tucano has the operational capacities for frontier surveillance, proximity aerial support and counter insurgence missions (COIN).

•	Aircraft Modernization – The Company offers aircraft upgrade services and currently operates four contracted programs. The first, known as F-5BR, is focused on the structural and electronic upgrading of the Brazilian Air Force’s F-5 jet. The second, A-1M, concerns upgrading of the AMX, an advanced ground attack jet, for the Brazilian Air Force. The third program, contracted by the Brazilian Navy, is for the revitalization and incorporation of new technologies to the A-4 Skyhawk aircraft (denominated AF-1 by the customer). In the fourth program, with the Brazilian Air Force, the Company was contracted to upgrade the EMB 145 AEW&C aircraft.

•	The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C – Anticipated Aerial Alert and Control, EMB 145 Multi Intel – Remote Sensing and Air-Ground Surveillance and EMB 145 MP – Sea Patrol and Anti Submarine War models. Originally developed to serve the SIVAM program, versions have been ordered by the Greek, Mexican and Indian governments.

•	KC-390 is a joint project between the Brazilian Air Force and Embraer to develop and produce tactical military transportation and aerial refueling and represents a significant advance in terms of technology and innovation for the airspace industry. The aircraft is designed to establish new standards in its category, with lower operating costs and the flexibility to execute a variety of missions, including troop carriage and transportation, air delivery, aerial refueling, search and rescue and aerial fire-fighting and combat.

•	Transportation of Authorities and Special Missions – Derived from the commercial and executive aircraft platforms, these are aircraft used to transport government authorities or to carry out special missions.

•	Radars – solutions offered through Bradar, a technology-based industry specialized in developing and producing radars for Remote Sensing and Defense, include radar for anti-aircraft artillery, surveillance of terrestrial activity, military and civil air traffic control, a communications intelligence system and synthetic aperture radar for cartography and precision monitoring services.

•	Software and Systems Development – combining the expertise of Atech – Negócios em Tecnologia S.A. and investments by Embraer in system development and integration, provides specialized engineering services for the development, installation, revitalization and maintenance of critical control, defense and monitoring systems, as well as the machinery and equipment required for the services.

•	Frontier monitoring and protection of strategic structures – Based on its experience in systems integration, and through its wholly owned subsidiary Savis, Embraer is dedicated to developing, designing, certifying, producing, integrating and implementing systems and services in the field of frontier monitoring and control and protection of critical infra-structures.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•	Satellites - Visiona Space Technology, a joint venture between Embraer and Telebrás, was hired to provide and integrate the Brazilian Geostationary Defense and Communications Satellite system (SGDC), to meet the satellite communications requirements of the Brazilian government, including the National Broadband Program and a wide range of strategic defense transmissions, as well as the assimilation of technologies, marking Embraer’s presence in this market. Also provides services of supply and analysis of satellite images with the objective of developing major sensing projects in Brazil and neighboring countries.

•	Support Services - in addition to its experience in proposing support solutions to customers for products developed by Embraer, Ogma (Embraer’s subsidiary in Portugal) offers MRO (Maintenance, Repair and Overhaul) services for a wide range of commercial, executive and defense aircraft, aircraft components and engines. It is also a significant supplier of steel and composite aviation structures to several aircraft manufacturers.

38.3	Executive Jet business

Executive Jets market operations comprise the development, production and sale of executive jets and the provision of support services, and leases of the following product lines:

•	Legacy 600 and Legacy 650 - executive jets in the super midsize and large categories, deliveries of which started in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500- executive jets in the Midlight and Midsize categories, deliveries of which started in 2014 and 2015, respectively.

•	Phenom family - executive jets in the Entry Jet and Light Jet categories, respectively. The first deliveries of the Phenom 100 were made in 2008, and deliveries of the Phenom 300 started in 2009.

•	Lineage 1000 - an ultra-large executive jet. Deliveries of this model started in 2009.

38.4	Other

Operations in this segment relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Statement of income data by operating segment – year ended December 31, 2017:

	Commercial Aviation	Defense and Security	Executive Jets	Other	Total reportable Segments	Unallocated	Total
Revenue	3,371.9	950.7	1,484.9	31.8	5,839.3	—	5,839.3
Cost of sales and services	(2,574.9)	(895.2)	(1,276.9)	(26.4)	(4,773.4)	—	(4,773.4)
Gross profit	797.0	55.5	208.0	5.4	1,065.9	—	1,065.9
Gross profit %	23.6%	5.8%	14.0%	17.0%	18.3%		18.3%
Operating income (expense)	(328.6)	(109.0)	(266.4)	(16.1)	(720.1)	(16.5)	(736.6)
Operating profit before financial income (expense)	468.4	(53.5)	(58.4)	(10.7)	345.8	(16.5)	329.3
Financial income (expense), net						(47.6)	(47.6)
Foreign exchange gain (loss), net						6.6	6.6
Profit before taxes on income							288.3
Income tax expense						(25.5)	(25.5)

Net income							262.8

In the Commercial Aviation segment, one customer individually contributed a 16.8% share of net revenue in 2017 with an approximate value of US$ 982.6.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Revenue by geographic area – year ended December 31, 2017:

	Commercial Aviation	Defense and Security	Executive Jets	Other	Total
North America	2,077.6	117.6	1,123.9	21.3	3,340.4
Europe	354.0	144.1	194.3	—	692.4
Asia Pacific	723.7	11.1	118.2	—	853.0
Latin America, except Brazil	23.5	20.7	6.1	—	50.3
Brazil	53.9	630.4	38.4	10.5	733.2
Other	139.2	26.8	4.0	—	170.0

Total	3,371.9	950.7	1,484.9	31.8	5,839.3

Assets by operating segment - year ended December 31, 2017:

					Total
	Commercial Aviation	Defense and Security	Executive Jets	Other	reportable Segments	Unallocated	Total
Trade accounts receivable	166.4	491.3	52.3	7.1	717.1	—	717.1
Property, plant and equipment	986.3	404.0	695.8	18.8	2,104.9	—	2,104.9
Intangible assets	793.1	5.7	881.9	64.9	1,745.6	136.8	1,882.4

Total	1,945.8	901.0	1,630.0	90.8	4,567.6	136.8	4,704.4

Assets by geographic area - year ended December 31, 2017:

	North
	America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	80.2	372.6	18.2	246.1	717.1
Property, plant and equipment	378.1	555.4	56.3	1,115.1	2,104.9
Intangible assets	31.2	6.8	—	1,844.4	1,882.4

Total	489.5	934.8	74.5	3,205.6	4,704.4

Statement of income data by operating segment – year ended December 31, 2016:

	Commercial Aviation	Defense and Security	Executive Jets	Other	Total reportable Segments	Unallocated	Total
Revenue	3,527.0	932.7	1,730.5	27.3	6,217.5	—	6,217.5
Cost of sales and services	(2,719.1)	(780.3)	(1,463.6)	(17.7)	(4,980.7)	—	(4,980.7)
Gross profit	807.9	152.4	266.9	9.6	1,236.8	—	1,236.8
Gross profit %	22.9%	16.3%	15.4%	35.2%	19.9%		19.9%
Operating income (expense)	(322.8)	(114.6)	(243.6)	(4.5)	(685.5)	(345.3)	(1,030.8)
Operating profit before financial income (expense)	485.1	37.8	23.3	5.1	551.3	(345.3)	206.0
Financial income (expense), net						(51.4)	(51.4)
Foreign exchange gain (loss), net						4.5	4.5
Loss before taxes on income							159.1
Income tax expense						8.7	8.7

Net income							167.8

Revenue by geographic area – year ended December 31, 2016:

	Commercial Aviation	Defense and Security	Executive Jets	Other	Total
North America	2,461.7	179.1	1,247.2	22.8	3,910.8
Europe	230.8	103.6	184.3	0.6	519.3
Asia Pacific	641.1	27.7	118.3	—	787.1
Latin America, except Brazil	87.3	17.7	107.9	—	212.9
Brazil	57.6	543.6	68.8	3.9	673.9
Other	48.5	61.0	4.0	—	113.5

Total	3,527.0	932.7	1,730.5	27.3	6,217.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Assets by operating segment - year ended December 31, 2016:

					Total
	Commercial Aviation	Defense and Security	Executive Jets	Other	reportable Segments	Unallocated	Total
Trade accounts receivable	154.2	460.7	43.6	6.9	665.4	—	665.4
Property, plant and equipment	1,090.8	427.4	598.7	37.3	2,154.2	—	2,154.2
Intangible assets	522.6	5.3	895.2	109.6	1,532.7	131.9	1,664.6

Total	1,767.6	893.4	1,537.5	153.8	4,352.3	131.9	4,484.2

Assets by geographic area - year ended December 31, 2016:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	84.9	380.9	11.5	188.1	665.4
Property, plant and equipment	364.4	585.2	60.7	1,143.9	2,154.2
Intangible assets	22.9	7.0	0.1	1,634.6	1,664.6

Total	472.2	973.1	72.3	2,966.6	4,484.2

Statement of income data by operating segment – year ended December 31, 2015:

					Total
	Commercial	Defense and	Executive		reportable
	Aviation	Security	Jets	Other	Segments	Unallocated	Total
Revenue	3,348.7	811.1	1,718.6	49.7	5,928.1	—	5,928.1
Cost of sales and services	(2,565.7)	(785.4)	(1,440.3)	(25.4)	(4,816.8)	—	(4,816.8)
Gross profit	783.0	25.7	278.3	24.3	1,111.3	—	1,111.3
Gross profit %	23.4%	3.2%	16.2%	48.9%	18.7%		18.7%
Operating income ( expense )	(434.9)	(119.1)	(220.2)	(5.6)	(779.8)	—	(779.8)
Operating profit before financial income (expense)	348.1	(93.4)	58.1	18.7	331.5	—	331.5
Financial income (expense), net						(22.9)	(22.9)
Foreign exchange gain (loss), net						27.6	27.6
Profit before taxes on income							336.2
Income tax expense						(255.4)	(255.4)

Net income							80.8

Revenue by geographic area – year ended December 31, 2015:

	Commercial Aviation	Defense and Security	Executive Jets	Other	Total
North America	2,452.7	177.2	1,226.6	30.1	3,886.6
Europe	316.5	84.8	218.3	7.3	626.9
Asia Pacific	307.8	33.2	149.2	—	490.2
Latin America, except Brazil	89.8	21.7	38.7	—	150.2
Brazil	145.3	479.3	72.6	12.3	709.5
Other	36.6	14.9	13.2	—	64.7

Total	3,348.7	811.1	1,718.6	49.7	5,928.1