Form 20-F
period 2018-12-31
EMBRAER S.A.
filed 2019-04-01
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Nelson Krahenbuhl Salgado

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018:

735, 482,105 common shares, without par value

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

1

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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years then ended (2018 audited consolidated financial statements) are included in this annual report.

In addition, our audited consolidated financial statements as of and for the year ended December 31, 2016 are also included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The set of annual consolidated financial statements as of December 31, 2018, 2017 and 2016 includes the first year of adoption of standards IFRS 9—Financial Instruments and IFRS 15—Revenue from Contracts with Customers. The transition was applied retrospectively from January 1, 2016. Changes in the significant accounting practices applied as a result of the adoption, including the restatements figures for December 31, 2017 and 2016, and January 1, 2016, are described in Note 2.2.1 to the 2018 audited consolidated financial statements.

After analyzing Embraer S.A.’s operations and businesses on a standalone basis with regard to the applicability of International Accounting Standards, or IAS, 21—“The Effects of Changes in Foreign Exchange Rates,” particularly in relation to the factors involved in determining our functional currency, management concluded that Embraer S.A.’s functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors, as set forth in IAS 21: (i) the currency that most influences sales prices of goods and services; (ii) the currency of the country whose competitive forces and regulations most determine the sale prices of our goods and services; (iii) the currency that most influences the costs of providing goods and services; and (iv) the currency in which the funds for financial operations are largely obtained. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency.

In our 2018, 2017 and 2016 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item as foreign exchange gain (loss), net.

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

•	the term “medium cabin jet” refers to executive jets that usually carry up to 12 passengers and can cover distances ranging from 1,700 to 3,900 nautical miles;

•	the term “large jet” refers to executive jets that usually carry up to 19 passengers and can cover distances greater than 4,000 nautical miles;

•	the term “ultra-large jet” refers to executive jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers; and

•

the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high net-worth individuals.

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that has not yet been delivered, (ii) for services and support contracts for all business units, including repair services and spare parts contracts for a period of more than one year, and (iii) for services and technologies contracted and not yet performed in our Defense and Security business. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered as part of our backlog.

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

•

continued successful development and marketing of the E-Jets family, including the development of the second generation, the E-Jets E2, our line of executive jets (including the Phenom 100EV, Phenom 300E, Lineage 1000E, Legacy 650E, Legacy 450, Legacy 500, Praetor 500 and Praetor 600) and our defense and security aircraft and services;

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

The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words herein are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors, including those risks described in “Item 3D. Key Information—Risk Factors,” undue reliance should not be placed on these forward-looking statements.

EXPLANATORY NOTE

Strategic Partnership with Boeing

Overview

In December 2017, Embraer and The Boeing Company, or Boeing, announced that the two companies were engaged in discussions regarding a potential strategic partnership. In July 2018, the two companies entered into a preliminary and non-binding memorandum of understanding establishing the basic premises for a potential strategic partnership involving certain of Embraer’s businesses. In December 2018, the board of directors of Embraer approved, in principle, the terms and conditions of the strategic partnership, subject to the approval by the Brazilian government, which holds the common share of special class issued by Embraer (golden share). The Brazilian government approved the Transaction (as defined below) in early 2019.

On January 24, 2019, Embraer Boeing and certain of their subsidiaries entered into the Master Transaction Agreement (as defined below) and certain other transaction agreements, pursuant to which, subject to certain approvals and other conditions precedent, a Brazilian subsidiary of Boeing will acquire a controlling stake in Embraer’s commercial aviation business unit and Embraer and Boeing or their respective subsidiaries will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft.

On February 26, 2019, the shareholders of Embraer approved the terms and conditions of the Transaction at an extraordinary general shareholders’ meeting. The consummation of the Transaction remains subject to (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions; and (ii) the satisfaction of other customary closing conditions.

Upon consummation of the strategic partnership, Embraer expects to benefit from Boeing’s broader scale, resources and market presence, including access to Boeing’s global supply, sales, marketing and service chain, which Embraer expects will enable it to benefit from high level efficiency, improving the competitiveness of its products and services in an industry environment of increasingly growing competition.

In addition, after the closing of the Transaction, Embraer expects to significantly reduce its indebtedness, which will cause Embraer to have a significantly stronger cash position. Management expects to propose to the shareholders an extraordinary dividend distribution, which amount will be determined taking into account the Transaction costs and purchase price adjustments, as well as the operating results of Embraer until the closing of the Transaction.

Upon the implementation of the Transaction, the Company will remain a Brazilian publicly-listed company, with shares listed on the Novo Mercado special segment of B3 S.A.—Brasil, Bolsa, Balcão and American Depositary Shares, or ADSs, listed on the New York Stock Exchange. The Brazilian government will continue to hold the rights deriving from its ownership of the common share of special class issued by the Company (golden share). Embraer will keep its business units related to executive aviation and defense and security and will continue to develop and operate them.

For risks relating to the Transaction, see “Item 3D. Risk Factors—Risks Relating to Embraer—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs, “—Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected,” and “—Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

The Transaction

The strategic partnership with Boeing comprises:

(i)

the separation and transfer, by Embraer, of assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to the commercial aviation business unit to Yaborã Indústria Aeronáutica S.A., a Brazilian closely-held corporation that will conduct the commercial aviation business and perform services that are currently performed by Embraer (the “Commercial Aviation NewCo” or “Commercial Aviation JV”);

(ii)

the acquisition and subscription by Boeing Brasil Serviços Técnicos Aeronáuticos Ltda, a subsidiary of Boeing in Brazil (“Boeing Brazil”) of shares representing 80% of the Commercial Aviation NewCo’s share capital, so that Embraer and Boeing Brazil will hold, respectively, 20% and 80% of the total and voting share capital of the Commercial Aviation NewCo, pursuant to the terms of a master transaction agreement executed on January 24, 2019 by and among Embraer, Boeing, Boeing Brazil and the Commercial Aviation NewCo (the “Master Transaction Agreement”), and the execution by the same parties of a shareholders’ agreement that will govern the relationship of Embraer and Boeing Brazil as shareholders of the Commercial Aviation NewCo;

(iii)

the execution by Embraer or an affiliate thereof, Boeing or an affiliate thereof and/or the Commercial Aviation NewCo, as applicable, of operational agreements that will govern, among other matters, the provision of general and engineering services, intellectual property licensing, research and development, use and access of certain facilities, supply of certain products and components, and an agreement to maximize potential cost reduction opportunities in Embraer’s supply chain and the provision of certain support and maintenance services (the “Commercial Aviation JV Operational Agreements”);

(iv)

the formation of another joint venture between Embraer and Boeing (or any of their respective subsidiaries) for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on jointly identified opportunities, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold the majority of the share capital (the “KC-390 NewCo” and “KC-390 JV”)    and the execution by Embraer or its subsidiary and Boeing or its subsidiary, as applicable, of the Amended and Restated Limited Liability Company Agreement of the KC-390 NewCo; (the “Restated Limited Liability Company Agreement”); and

(v)

the execution, by Embraer or an affiliate thereof, Boeing or an affiliate thereof and/or the KC-390 NewCo, as the case may be, of certain operational agreements for the KC-390 NewCo, including supply, intellectual property licensing, engineering services and other services and support agreements, which main conditions are set forth in the Contribution Agreement (as defined below) and the final terms will be negotiated by the parties until the closing of the Transaction (“KC-390 JV Operational Agreements” and, together with items (i) through (iv) above, collectively, the “Transaction”).

Commercial Aviation JV: Master Transaction Agreement

Pursuant to the terms and conditions of the Master Transaction Agreement, Embraer will contribute certain assets and rights related to its commercial aviation business to the Commercial Aviation NewCo and the Commercial Aviation NewCo will assume certain liabilities and obligations related to Embraer’s commercial aviation business (the “Contribution”) and, in exchange for the Contribution, the Commercial Aviation NewCo will issue common shares and redeemable preferred shares to Embraer. The Commercial Aviation NewCo’s redeemable preferred shares will have a liquidation preference, receive an annual fixed cumulative dividend payable at a 3.3% rate, be redeemable after two years from the date of issuance, and have no voting rights.

Subject to the conditions in the Master Transaction Agreement, upon consummation of the Transaction, Boeing Brazil will acquire 80% of the issued and outstanding common shares and redeemable preferred shares of the Commercial Aviation NewCo, through the subscription of new shares to be issued by the Commercial Aviation NewCo and the acquisition directly from Embraer of existing shares issued by the Commercial Aviation NewCo, at an aggregate value of approximately $4.2 billion (the “Estimated Value”). The Estimated Value is subject to adjustments customary for transactions of the same nature including for net debt and net working capital of the Commercial Aviation NewCo at the closing date of the Transaction.

Until the closing of the Transaction, both parties will conduct their respective businesses completely separate and independent of each other and Embraer will conduct its commercial aviation business in the ordinary course, consistent with past practice.

The foregoing description is only a summary of certain provisions of the Master Transaction Agreement and is qualified in its entirety by reference to the executed Master Transaction Agreement, a copy of which is filed as an exhibit to this annual report.

After the consummation of the Transaction, Commercial Aviation NewCo will be managed by a board of executive officers and a board of directors, and it will be controlled by Boeing Brazil, which will have the right to appoint all members of the management of the Commercial Aviation NewCo. Pursuant to the terms of a shareholders’ agreement to be entered into by Embraer and Boeing Brazil, Embraer will have the right to appoint an observer to participate in any meetings of the board of directors of the Commercial Aviation NewCo (or any committees formed by the board of directors) and the right to receive relevant information about the Commercial Aviation NewCo, subject to certain exceptions. In addition, Embraer will have veto rights relating to certain material matters.

The Commercial Aviation NewCo will also have an oversight committee composed of the same number of members appointed by Embraer and Boeing Brazil to discuss, review and monitor the performance of the activities governed by the Commercial Aviation JV Operational Agreements. Any changes to the guidelines of the oversight committee will only be approved with the affirmative vote of Embraer.

The shareholders’ agreement will provide for an anti-dilution policy and a mandatory minimum dividend policy. Subject to certain conditions, pursuant to the mandatory minimum dividend policy (i) until the fifth anniversary of the date of execution of the shareholders’ agreement, the Commercial Aviation NewCo shall determine the declaration and payment of dividends as set forth in its bylaws, which will provide for distribution of at least 25% of the remaining balance of adjusted net profits for the fiscal year, after the deductions provided for in Brazilian Corporate Law and amounts allocated to a contingencies reserve; and (ii) from and after the fifth anniversary of the date of the shareholders’ agreement, subject to certain exceptions, the Commercial Aviation NewCo shall declare and pay a minimum annual dividend equal to 50% of its retained earnings and net profits, adjusted as will be provided in the bylaws and subject to Brazilian Corporate Law.

For purposes of aligning the interests of the parties in the partnership resulting from the Transaction, the shareholders’ agreement will provide that, as a general rule, Embraer and Boeing Brazil will not be able to dispose of their respective shares issued by the Commercial Aviation NewCo for a period of ten years following the closing of the Transaction (“Lock-Up Period”), except for Embraer’s put option described below and the transfer of shares to companies of the same group. After the Lock-Up Period, certain rules for the transfer of shares will be applicable, including a right of first offer, tag-along and drag-along rights and a right of first refusal.

In addition, the shareholders’ agreement will provide for Embraer’s put option, exercisable at any time, for the sale to Boeing Brazil of all or any portion of the shares held by Embraer in the Commercial Aviation NewCo. Subject to certain parameters set forth in the shareholders’ agreement, the exercise price of the put option will be determined based on the purchase price to be paid by Boeing Brazil on the closing date of the Transaction, if exercised during the Lock Up Period, and fair value, as determined in accordance with the methodology set forth in the shareholders’ agreement, if exercised after the Lock Up Period.

Also, to enable mutual growth and stability of the businesses, the parties involved in the Transaction will enter into the Commercial Aviation JV Operational Agreements.

KC-390 Joint Venture

The KC-390 NewCo will be EB Defense, LLC, a Delaware limited liability company incorporated by a subsidiary of Embraer (the “Embraer Member Entity”) and in which the Embraer Member Entity is currently the sole member. Embraer or the Embraer Member Entity will hold 51% and Boeing or a subsidiary of Boeing (the “Boeing Member Entity”) will hold 49% of the membership interests of EB Defense, LLC, in accordance with the Amended and Restated Limited Liability Company Agreement, to be entered into and become effective upon the closing of the Transaction. The agreed upon form of the Amended and Restated Limited Liability Company Agreement is attached as an exhibit to the Contribution Agreement, executed by and among EB Defense, LLC, the Boeing Member Entity, Boeing, the Embraer Member Entity, and Embraer, on January 24, 2019 (the “Contribution Agreement”).

The foregoing description is only a summary of certain provisions of the Contribution Agreement and is qualified in its entirety by reference to the copy of the executed Contribution Agreement, which is filed as an exhibit to this annual report.

The Restated Limited Liability Company Agreement will set forth the main terms that will govern the governance of KC-390 JV, including the following: (i) the KC-390 NewCo’s board of directors will be comprised of five members and the Embraer Member Entity will have the right to appoint four members (including the chairperson; and one of the directors appointed by Embraer Member Entity will be a designee of the Brazilian Air Force – FAB), and the Boeing Member Entity will have the right to appoint one member, (ii) the chief executive officer will be appointed by the Embraer Member Entity, and the chief financial officer will be appointed by the Boeing Member Entity; and (iii) certain matters will be subject to unanimous approval by the board of directors or by the members of the KC-390 NewCo.

Boeing, or the Boeing Member Entity and Embraer or the Embraer Member Entity will make contributions to the KC-390 NewCo in cash and in assets.

Also, in order to enable the closing of the KC-390 JV, the relevant parties will enter into the KC-390 JV Operational Agreements.

Corporate Structure

As of the date of this annual report, the corporate structure (simplified) of Embraer is as follows:

Immediately after the closing of the Transaction, the simplified corporate structure of Embraer, the Commercial Aviation NewCo and of the KC-390 NewCo will be as follows:

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3A.	Selected Financial Data and Other Data

The following tables present a summary of our selected financial data derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB as of the dates and for each of the periods indicated. The selected financial data as of and for the years ended December 31, 2018 and 2017 should be read together with our audited consolidated financial statements as of December 31, 2018 and 2017 for the year then ended and related notes thereto included elsewhere in this annual report. In addition, the selected financial data as of and for the years ended December 31, 2017 and 2016 should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2017 and 2016 and related notes thereto included elsewhere in this annual report. For information on our segment results, see Note 37 to our 2018 audited consolidated financial statements.

Selected Financial Data

	Year Ended December 31,
Consolidated Statements of Income Data	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$ millions)
Revenue	5,071.1	5,859.4	6,203.9	5,928.1	6,288.8
Cost of sales and services	(4,303.1)	(4,764.1)	(4.982.0)	(4,816.8)	(5,038.3)

Gross profit	768.0	1,095.3	1,221.9	1,111.3	1,250.5
Operating income (expense)
Administrative	(182.6)	(179.1)	(164.3)	(182.0)	(207.5)
Selling	(304.2)	(315.9)	(353.4)	(361.6)	(419.9)
Research	(46.1)	(49.2)	(47.6)	(41.7)	(47.1)
Other operating income (expense), net	(199.4)	(210.4)	(442.6)	(194.2)	(32.6)
Equity in income (losses) of associates	(0.4)	1.2	(0.3)	(0.3)	(0.1)

Operating profit before financial result	35.3	341.9	213.7	331.5	543.3
Financial expense, net	(171.5)	(40.6)	(37.5)	(22.9)	(24.5)
Foreign exchange gain (loss), net	—	6.6	4.4	27.6	(14.9)

Profit (loss) before taxes on income	(136.2)	307.9	180.6	336.2	503.9
Income tax (expense)	(35.0)	(27.9)	(0.3)	(255.4)	(156.2)

Net income (loss) for the period	(171.2)	280.0	180.3	80.8	347.7

Attributable to:
Owners of Embraer S.A.	(178.2)	264.0	178.6	69.2	334.7
Noncontrolling interests	7.0	16.0	1.7	11.6	13.0

	Year Ended December 31,
Earnings per Share—Basic	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$, except for share data)
Net income (loss) attributable to owners of Embraer S.A.	(178.2)	264.0	178.6	69.2	334.7
Weighted average number of shares (in thousands)	734,065	734,264	735,571	730,205	733,677
Basic earnings per share—U.S. dollars	(0.24)	0.36	0.24	0.09	0.46

	Year Ended December 31,
Earnings per Share—Diluted	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$, except for share data)
Net income attributable to owners of Embraer S.A.	(178.2)	264.0	178.6	69.2	334.7
Weighted average number of shares (in thousands)	734,065	734,264	735,571	730,205	733,677
Dilution for the issuance of stock options (in thousands)(2)	—	545	1,690	3,364	3,786
Weighted average number of shares (in thousands) diluted	734,065	734,809	737,261	733,569	737,463
Diluted earnings per share	(0.24)	0.36	0.24	0.09	0.45

(1)

The consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our historical financial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15 as management cannot be provided this financial information without unreasonable effort or expense.

(2)	Refers to the effect of potentially dilutive shares.

	As of December 31,
Consolidated Statement of Financial Position Data	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$ millions)
Cash and cash equivalents	1,280.9	1,270.8	1,241.5	2,165.5	1,713.0
Financial investments (current)	1,743.4	2,366.1	1,775.6	622.6	710.6
Inventories	2,507.0	2,148.7	2,496.4	2,314.6	2,405.3
Other current assets(2)	1,539.7	1,294.0	1,310.1	1,308.9	981.8
Property, plant and equipment, net	1,964.7	2,104.9	2,154.2	2,027.4	2,025.8
Intangible assets, net	1,898.8	1,882.4	1,664.6	1,405.4	1,260.9
Other long-term assets(3)	358.8	907.7	1,077.4	1,825.1	1,313.6

Total assets	11,293.3	11,974.6	11,719.8	11,669.5	10,411.0

Short-term loans and financing	179.3	388.9	510.3	219.4	89.7
Other current liabilities(4)	2,849.3	2,414.3	2,717.5	2,861.0	2,463.2
Long-term loans and financing	3,468.4	3,809.6	3,249.6	3,311.1	2,418.4
Other long-term liabilities(5)	856.2	1,184.3	1,306.0	1,434.3	1,574.9
Shareholders’ equity	3,845.7	4,064.1	3,844.0	3,741.8	3,764.8
Noncontrolling interests	94.4	113.4	92.4	101.9	100.0

Total shareholders’ equity	3,940.1	4,177.5	3,936.4	3,843.7	3,864.8

Total liabilities and shareholders’ equity	11,293.3	11,974.6	11,719.8	11,669.5	10,411.0

(1)

The consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our historical fina3ncial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15 as management cannot be provided this financial information without unreasonable effort or expense.

(2)

Other current assets consist of: trade accounts receivable, net; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; income tax and social contribution; contract assets, guarantee deposits and other assets.

(3)

Other long-term assets consist of: financial investments; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; guarantee deposits; deferred income tax and social contribution; other assets and investments.

(4)

Other current liabilities consist of: trade accounts payable; non-recourse and recourse debt; other payables; contract liabilities, derivative financial instruments; taxes and payroll charges payable; income tax and social contribution; financial guarantee and residual value; dividends payable unearned income and provisions.

(5)

Other long-term liabilities consist of: non-recourse and recourse debt; other payables; contract liabilities; derivative financial instruments; taxes and payroll charges payable; deferred income tax and social contribution; financial guarantee and residual value; unearned income and provisions.

	Year Ended December 31,
Other Consolidated Financial Data	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$ millions)
Net cash generated (used ) by operating activities	1,107.6	753.0	(6.6)	862.5	482.3
Net cash used in investing activities	(523.1)	(1,092.6)	(993.5)	(1,417.4)	(671.5)
Net cash generated (used) by financing activities	(503.4)	369.5	8.9	1,224.0	333.3
Depreciation and amortization(2)	250.0	315.4	330.1	316.8	286.3

(1)

The consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our historical financial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15 as management cannot be provided this financial information without unreasonable effort or expense.

(2)	Consists of: depreciation of property plant and equipment, amortization of intangible assets and realization contribution from suppliers.

The following tables present a summary of our operational data as of the dates and for the periods indicated.

Other Data

	Year ended December 31,
Other Data: Aircraft delivered:	2018	2017	2016	2015	2014
To the Commercial Aviation Market	90	101	108	101	92
EMBRAER 170	1	—	—	2	1
EMBRAER 175	67	79	90	82	62
EMBRAER 190	13	12	11	8	19
EMBRAER 195	5	10	7	9	10
EMBRAER 190-E2	4	—	—	—	—
To the Defense and Security Market	15	8	16	20	7
EMB 145 AEW&C/RS/MP	6	5	3	1	—
EMB 312 Tucano/AL-X/ Super Tucano	9	3	13	19	7
To the Executive Jets Market	91	109	117	120	116
Legacy 600/650	4	7	9	12	18
Legacy 450/500	23	29	33	23	3
EMBRAER 145/170/190 Shuttle	—	—	—	—	—
Phenom 100	11	18	10	12	19
Phenom 300	53	54	63	70	73
Lineage 1000	—	1	2	3	3
To the General Aviation Market	18	16	2	19	38
Light Propeller Aircraft	18	16	2	19	38

Total delivered (in aircraft)	214	234	243	260	253

	As of December 31,
Other Data: Aircraft in backlog	2018	2017	2016	2015	2014
In the Commercial Aviation Market	368	435	450	513	459
EMBRAER 170	—	1	3	3	5
EMBRAER 175	204	103	104	169	172
EMBRAER 190	7	46	56	55	65
EMBRAER 195	3	5	12	19	7
EMBRAER 175 – E2	—	100	100	100	100
EMBRAER 190 – E2	43	74	85	77	60
EMBRAER 195 – E2	111	106	90	90	50
In the Defense and Security Market	76	73	64	74	65
EMB 145 AEW&C/RS/MP	—	—	—	—	1
EMB 312 Tucano/EMB 314/EP Super Tucano	8	14	7	14	8
LAS	15	6	—	6	17
E99	5	5	5	5	5
KC-390	28	28	28	28	28
VU-Y	3	4	4	6	6
MFTS	—	1	5
F-39	15	15	15	15	—
PHENOM 100	2	—	—	—	—
In the Executive Jets Market	61	64	122	163	168
Legacy 450/500/600/650/Phenom 100/300/Lineage 1000/EMBRAER 170/190 Shuttle	61	64	122	163	168
Total backlog (in aircraft)	505	572	636	750	692

Total backlog (in US$ millions)	16,300.5	18,337.0	19,622.8	22,460.7	20,920.2

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

Risks Relating to Embraer

The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs.

There can be no assurance that the Transaction will be consummated or that the consummation of the Transaction will occur in the timing estimated by Embraer. The consummation of the Transaction is subject to a number of conditions, some of which are beyond our control, including, among others, (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions, (ii) receipt of certain governmental authorizations and third party consents, (iii) absence of any law or order prohibiting the Transaction, and (iv) retention of certain key employees. The completion of the Transaction is also subject to various termination rights, including if the Transaction is not consummated by a certain date. There can be no assurance that the conditions to the closing of the Transaction will be satisfied or waived or, even if satisfied, that no event of termination will take place. In addition, we cannot assure that relevant antitrust authorities will approve the Transaction without imposing actions, conditions, limitations or restrictions in connection with their approval of the Transaction, which may jeopardize or delay completion of the Transaction, or allow the parties to terminate the Transaction.

Moreover, the consummation of the Transaction has been subject to various legal proceedings and challenges seeking to suspend the continuation of the consummation of the Transaction. For instance, there are four ongoing lawsuits seeking to prevent or delay the consummation of the Transaction: (1) class action No. 5017611-59.2018.4.03.6100, filed by Paulo Pimenta and others before the 24th Federal Civil Court of São Paulo, (2) public interest civil action No. 5031433-18.2018.4.03.6100, filed by the Confederação Nacional dos Trabalhadores Metalúrgicos and others before the 24th Federal Civil Court of São Paulo, (3) public interest civil action No. 5000804-27.2019.4.03.6100, filed by the Associação Brasileira de Investidores – ABRADIN before the 8th Federal Civil Court of São Paulo, and (4) public interest civil action No. 1000309-57.2019.4.01.3400, filed by the Partido Democrático Trabalhista – PDT before the 9th Federal Civil Court of the Federal District. Embraer has thus far been able to prevail and obtain decisions favorable to the continuation of the Transaction. However, the outcome of any such litigation is uncertain. Also, there can be no assurance that other legal proceedings will not be initiated with the purpose of suspending actions to consummate the Transaction nor that we will prevail in those proceedings. An adverse ruling in any such lawsuit could prevent or delay consummation of the Transaction and/or result in additional costs to us.

If the Transaction is not consummated, or its consummation takes longer than expected, or if certain conditions or restrictions are imposed by relevant antitrust authorities for the consummation of the Transaction, we may not realize the expected synergies and other benefits from the strategic partnership with Boeing, or our employees, suppliers or customers may lose focus on our business, cease doing business with us, or curtail their activities with us, which may materially and adversely affect our business and operations, financial condition or operating results, as well as the trading price of our common shares and ADSs. Failure to complete the Transaction for any reason could materially and adversely affect our business and the trading price of our common shares and ADSs in a number of other ways, including the following:

•	having to pay substantial costs relating to the Transaction, whether or not the Transaction is completed;

•	experiencing negative reactions from the financial markets, rating agencies or from our key business relationships, including our customers, suppliers and employees;

•	focusing on the Transaction instead of on pursuing other opportunities that could be beneficial, without realizing any of the benefits of having the Transaction consummated; and

•	reputational harm due to the adverse perception of any failure to successfully consummate the Transaction.

Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected.

We face challenges in the implementation of the strategic partnership with Boeing that are inherent to splitting the businesses, operations and workforces of our commercial aviation and other businesses, including the potential for unforeseen difficulties in segregating operations and systems and the costs related thereto. The segregation of our commercial aviation business from our other businesses and the contribution of the relevant assets and liabilities to the Commercial Aviation JV is complex, costly and time-consuming and may deviate our management’s focus and resources from our day-to-day operations. The difficulties of segregating the commercial aviation business from our other businesses include, among others:

•	difficulties in segregating the commercial aviation business’ operations and systems, including intellectual property and information technology assets;

•	challenges in obtaining the required licenses and governmental and third party authorizations, consents or approvals;

•	unforeseen costs;

•	difficulties in segregating and retaining key personnel;

•	challenges in keeping existing customers and suppliers; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Contribution.

If we are not able to segregate our commercial aviation business unit according to the timing and costs originally planned and there are unforeseen difficulties in the segregation process, our business and operations as well as the trading price of our shares and ADSs may suffer a material adverse effect.

Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.

We expect that the Commercial Aviation JV and the KC-390 JV, and the long-term Commercial Aviation JV Operational Agreements and the KC-390 JV Operational Agreements that we will enter into in connection with the Transaction, will generate synergies and other benefits to us, such as broader scale, resources and market presence, including access to Boeing’s global supply, sales, marketing and service chain, increased efficiency and competitiveness of our products and services. However, our ability to realize the anticipated benefits of the Transaction will depend, to a large extent, on the successful, timely and cost-effective implementation of these joint ventures and the performance of the Commercial Aviation JV Operational Agreements and the KC-390 JV Operational Agreements in a manner that facilitates growth opportunities and achieve the projected stand-alone cost savings and revenue growth trends identified by us. Factors that could affect this implementation include the following, among others:

•	the occurrence of unforeseen operational difficulties, especially considering the mutual operational dependency relationship that will result from the Transaction;

•	potential disagreements with Boeing;

•	difficulties in achieving anticipated synergies, business opportunities, and growth prospects from the strategic partnership;

•	unexpected costs;

•	challenges in sustaining the activities that we will conduct on a stand-alone basis;

•	potential loss of key employees;

•	potential changes to, or early termination of, the Commercial Aviation JV Operational Agreements; and

•	negative perception from the financial markets and rating agencies of the business and operations of Embraer post-Transaction.

We cannot assure you that the strategic partnership with Boeing, if consummated, will be successful and, therefore, we may not realize fully or at all or may realize over a longer period of time than initially anticipated the anticipated synergies and other benefits of the Transaction.    In addition, the value of the Transaction may be reduced as a result of purchase price adjustments and post-closing indemnities. If we are unable to fully realized the anticipated benefits of the Transaction, or if the value of the Transaction is reduced for any reason, our business, results of operations and financial condition as well as the trading price of our common shares and ADSs may be materially and adversely affected.

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

We depend on key customers.

In our Commercial Aviation business, as of December 31, 2018, approximately 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from the airlines Republic Airlines, American Airlines, United Airlines, Horizon/Alaska and two undisclosed customers. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle and Helvetic, which represent approximately 90% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of any one of them would significantly reduce our sales and market share.

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

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can have a material adverse effect on our results of operations and financial condition. In February 2016, Republic Airways Holdings, which by that time operated a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. As of December 31, 2018, the remaining obligation assumed in accounts payable was US$15.1 million. For further information on these provisions, see “Item 5E. Off-Balance Sheet Arrangements.”

In addition, delays in payment cycles by significant customers may adversely affect our cash position and working capital, as occurred in the past.

In the Executive Aviation segment, we have been increasingly relied on individual orders as the share of fleet orders in the backlog has been diminishing. The broad adoption of the Legacy and Phenom jets by fleet customers has in recent years driven the growth of our sales, backlog and deliveries, but fleet renewal demand has decreased and is expected to occur at a more moderate rate over a longer period as the current fleet ages.

In our Defense and Security business, the Brazilian government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian government accounted for 48.1% of segment revenue for the year ended December 31, 2018. A decrease in defense investments by the Brazilian government due to budgetary constraints or other factors that are out of our control could decrease our Defense and Security revenue. We cannot assure you that the Brazilian government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

Our aircraft sales are subject to cancellation and reschedule delivery provisions that may reduce our future income, profitability, backlog and cash flow.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2018, we had income of US$35.4 million related to contractual fines paid by customers due to contract cancellations, compared to contractual fines income of US$2.4 million in 2017 and US$24.2 million in 2016. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

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

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$319.7 million (or US$182.7 million, net of provisions of financial guarantee of residual value and financial guarantee already recorded in the amount of US$137.0 million as reflected in Note 35.3 to our 2018 audited consolidated financial statements) under these guarantees as of December 31, 2018. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft is more likely to decrease and third parties are more likely to default during economic downturns. For further discussion see our exposure to these guarantees in Note 35 to our audited consolidated financial statements and “Item 5E. Off Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2018, we accepted 11 aircraft, with a total invoiced value of US$ 81.2 million, for trade-in pursuant to trade-in options, as compared to 23 aircraft, with a total invoiced value of US$114.0 million, in 2017 and 43 aircraft, with a total invoiced value of US$365.4 million, in 2016. In the aggregate, we are currently subject to trade-in options relating to eight aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. We may be required to accept trade-ins at prices that could result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2018, 2017 and 2016, we recorded provisions and contract liabilities on financial guarantees and residual value guarantees of US$152.1, US$156.8 million and US$210.8 million (including provision for Chapter 11 filled by Republic Airways on US$15.1, US$ 30.8 million and US$ 41.6 million), respectively, related to exposure from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer.

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

From 2004 through 2018, approximately 30% of our Commercial Aviation deliveries was subject to official export credits. In 2017 and 2018, approximately 25% and 51%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot assure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

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

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,365 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 jet families and the E2 jet family through December 31, 2018. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2018, we met all the required milestones, and as a result, the full amount of the cash contributions were nonrefundable.

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

In order to remain competitive in the commercial aircraft manufacturing market in the long-term, we must continue to make technological, efficiency and performance enhancements to our aircraft. The competitive landscape has become increasingly aggressive, for example, in light of deals such as the Airbus acquisition of a majority stake in Bombardier’s C-Series Program, renamed A220s in July 2018.

In addition, as a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. In addition, the level of pre-owned aircraft for sale, although improving, continues to pressure new aircraft demand in this segment and may impact the value of the used aircraft in our portfolio. We cannot assure you that we will increase our market share in the executive jets market segment, or that we will not experience a reduction in our current market share in this segment, especially taking into account a stable market demand scenario that we expect in 2019.

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

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyber-attacks, which could have a material adverse effect on our business and reputation, may occur.

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

Under these settlements, in addition to paying a total of US$205.5 million to the SEC, DOJ and a Brazilian federal fund, we agreed to an external and independent monitorship for a period of three years. The monitorship period may be extended at the DOJ’s discretion depending on our compliance with the deferred prosecution agreement, or DPA. In February 2017, the United States authorities appointed the monitor, who has been preparing annual reports containing certain observations and recommendations to further improve our anti-corruption and compliance policies and procedures. If our monitor reports we are not in compliance with his recommendations or the terms of the Final Agreements, the latter could be terminated and we could be significantly and negatively affected. Additionally, the monitoring process could divert the efforts and attention of our management team from our ordinary business operations.

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

In order to mitigate this issue, certain airlines, for example American Airlines and Jet Blue especially in the United States, have adopted internal measures, including but not limited to creating professional pilot programs and providing financing alternatives. However, any inability to recruit, train and retain qualified pilots may materially affect our customers’ operations.

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

Uncertainty over whether the Brazilian government will implement changes in policy, regulation or legislation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2018. Additionally, the new president of Brazil, Jair Bolsonaro, took office on January 1, 2019. We cannot predict the policies or regulations that he may adopt or change during his term.

Since 2011, Brazil’s economy has been weak. The Gross Domestic Product, or GDP, growth rate was 1.1%% in 2018, 1.0% in 2017, compared to contraction rates of (3.6)% in 2016, (3.8) % in 2015, and GDP growth was 0.1% in 2014, 2.7% in 2013 and 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2019, analysts forecast that the Brazilian GDP will grow 2.5%.

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

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Certain members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption involving the acceptance of bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits of these kickbacks allegedly financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians and officers of the major state-owned and private companies in Brazil, resigned or have been arrested and certain senior elected officials and other public officials are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 3.8%, 3.0% and 6.3% in 2018, 2017 and 2016, respectively, and the tendency is stable or slightly increasing inflation for 2019.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Among the effects of such inflationary pressure is a rise in labor costs. Contracts in U.S. dollars, which represent the majority of our Executive Jets businesses, are adjusted for U.S. inflation, through the application of the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers index when delivery is not in the same year of the sale and depending upon the specific commercial terms negotiated in the contracts. While contracts in Brazilian real represent a small portion of the Executive Jets business, the same price adjustment mechanism concept applies using national index, typically the I-GPM. Major contracts in our Defense and Security business are adjusted for Brazilian inflation. If Brazil experiences high inflation again, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us. Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2018, approximately 13% of our cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets with consequences for our businesses, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.9048 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 as of December 31, 2016. In 2017, the real appreciated against the U.S. dollar in comparison to 2016, reaching R$3.3080 per US$1.00 as of December 31, 2017. In 2018, the real depreciated against the U.S. dollar in comparison to December 31, 2017, reaching R$3.8748 per US$1.00 as of December 31, 2018. There can be no assurance that the real will not depreciate further against the U.S. dollar.

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

•

Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2018, the deferred income tax expense would have been higher or lower by approximately US$148.2 million. For further information on the effects of the variation of the real against the U.S. dollar, see Note 26 to our 2018 audited consolidated financial statements

•

Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense and Security business, when converted to the U.S. dollar as our functional currency.

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

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In January 2018, Standard & Poor’s lowered its rating to BB-minus with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts. In December 2015, Moody’s placed Brazil’s Baa3 ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. Fitch also downgraded Brazil’s credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession, and made a further downgrade in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018. As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected.

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

The Brazilian government holds one share of a special class of our common stock called a “golden share,” which carries veto power over our change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense and Security programs (whether or not the Brazilian government participates in those programs). For example, (i) in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian government and (ii) in 2019, the Brazilian government granted its approval for the strategic partnership between Embraer and Boeing. For further information on the Transaction, see the Explanatory Note on page 3 of this annual report. The Brazilian government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot assure you that we will be able to obtain approvals from the Brazilian government in the future to effect important corporate changes or transactions, or other important corporate changes that may be required.

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

In addition, we cannot assure you that the Transaction, if consummated, will not have an adverse effect on the liquidity of our common shares and ADSs in the market. For further information on the Transaction, see Explanatory Note on page 3 of this annual report.

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

Corporate History

Embraer S.A. is a publicly-held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Presidente Juscelino Kubitschek, 1909, 14th and 15th floors—Torre Norte—São Paulo Corporate Towers, 04543-907, São Paulo State, Brazil. Our telephone number is 55-11-3040-9518, and our internet address is http://www.ri.embraer.com.br. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

In 2011 and 2012, we made acquisitions and entered into partnerships in the defense segment, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologias e Sistemas S.A. and Visiona Tecnologia Espacial S.A.

Strategic Partnership with Boeing

On January 24, 2019, we entered into the Master Transaction Agreement and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing will acquire the controlling stake in Embraer’s commercial aviation business unit and Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft. Embraer expects that the strategic partnership with Boeing will generate synergies and other benefits to Embraer. For further information on our strategic partnership with Boeing, see Explanatory Note on page 3 of this annual report.

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

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2 and E195-E2. The E190-E2 entered into service in April 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. Our Commercial Aviation business is our primary business, accounting for 46.5% of our revenue for the year ended December 31, 2018.

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into in service in October 2017 with a demonstration aircraft. In our latest development, we introduced the new Praetor 500 midsize and Praetor 600 super-midsize business jets in 2018, during a company event in Orlando Executive Airport. The Praetor 600 is expected to be certified and enter service in the second quarter of 2019, followed by the Praetor 500 in the third quarter of 2019. Our Executive Jets business accounted for 21.8% of our revenue for the year ended December 31, 2018.

We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the U.S., Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390), basic and advanced training and light attack and training aircraft (Super Tucano) and satellites solutions. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market. In the fourth quarter of 2018, we received the Type Certificate from the Brazilian Aviation Authority for the multi-mission airlift KC-390, evidencing that the project meets high standards of quality, which are the same used by the international air transport association. Additionally, in 2018, Embraer entered into a consortium with Thyssenkrupp Marine Systems, named Águas Azuis, to compete in a public bidding process for the construction of four Tamandaré class corvettes for the Brazilian Navy. In the second half of 2018, this consortium was shortlisted with three other bidders, and the result of the public bidding process is expected in the first half of 2019.

Our Defense and Security business accounted for 12.1% of our revenue for the year ended December 31, 2018. Revenues from sales to the Brazilian government accounted for 48.1% of the revenue for this segment for the year ended December 31, 2018. Moreover, we provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lookheed Martin Company, for its production of helicopters. We provide to Sikorsky the services of development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020. In addition, we developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2018, we had delivered a total of 1,407 of these aircraft. Our Other Related businesses accounted for 0.3% of our revenue for the year ended December 31, 2018.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,200 Embraer commercial aircraft and over 1,300 Embraer executive jets, as well as more than 800 defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new jets (up to 150 seats) will be put into service. In business aviation, certain forecasts indicate that there may be more than 7,500 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet. During 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business areas to identify synergies and quantify our expertise in our Commercial Aviation, Executive Jets and Defense and Security businesses regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business as a separate segment in our financial statements. For further information, see Note 37.4 to our 2018 audited consolidated financial statements. Our Services and Support business accounted for 19.3% of our revenue for the year ended December 31, 2018. For a description of our capital expenditures, see “Item 5C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Capital Expenditures.

4B.	Business Overview

We are the leading manufacturer of jets up to 150 seats aircraft in the world, based on the number of deliveries during the period from 2004 to 2018, and we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have grown from a government-controlled company established to develop and produce aircraft for the Brazilian Air Force into a publicly-held company that produces aircraft for commercial and executive aviation, and for defense and security purposes and related services. We also produce, market and sell executive jets in the entry-level and light, medium cabin, large and ultra-large categories: the Phenom 100/300 family, the Legacy 450/500 family, the Praetor 500/600, the Legacy 650E and the Lineage 1000E, respectively. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship. For the year ended December 31, 2018, we generated revenue of US$5,071.1 million, of which approximately 94% was U.S. dollar-denominated. Of our revenue in 2018, 46.5% was from our Commercial Aviation business, 21.8% was from our Executive Jets business, 12.1% was from our Defense and Security business 19.3% was from Services and Support business and 0.3% was from our Other Related businesses. As of December 31, 2018, we had a total firm order backlog of US$16.3 billion.

Our Strengths

We believe that our primary strengths are:

Leading Commercial Aircraft Manufacturer with a Global Customer Base. Based on the number of aircraft delivered, we are the leading manufacturer of jets with up to 150 seats, with a strong global customer base. Around 170 airlines from over 80 countries are flying our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low cost carriers in the world.

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

Experienced and Highly Skilled Workforce. Our employees are experienced and highly skilled. As of December 31, 2018, engineers comprised approximately 31% of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

High skilled engineering for Defense application. Our workforce is highly capable of understanding the customers’ requirements for our defense products and services portfolio and their operational needs, transforming it into flexible and lower lifecycle cost products with global applications. We also count with strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art of the defense and space solutions with reduced cycles.

Business Strategies

With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Continuing to Market Our Commercial Aircraft. We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2018, we had more than 500 units in the ERJ 145 family and on almost 1,400 units in the EMBRAER 170/190 jet family in active service. We also made the first deliveries of four units 190-E2 jets. We expect the 195-E2 and the 175-E2 jets to enter into service in 2019 and 2021, respectively. We believe that market opportunities exist for the EMBRAER 170/190 jet family and for the new E2 family of jets, especially with airlines seeking to expand their fleet, increase their penetration in higher density markets and add longer routes. We also believe that our commercial jets will have opportunities with mainline and low-cost airlines that are right sizing their fleets to adjust capacity for low to mid-density markets and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

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

Strengthening Our Position in the Executive Jets Market. We believe that the executive jets market provides us with significant growth opportunities. We offer products in nearly all executive jet categories, from the entry-level to the ultra-large cabin class. We have developed the Phenom 100EV, an entry-level jet, the Phenom 300E, a light jet, Legacy 450 and Legacy 500, both medium cabin jets, the Legacy 650E, a large jet and the Lineage 1000E, an ultra large jet, and we are also currently developing the new Praetor 500 and Praetor 600, midsize and super-midsize jets, respectively. This portfolio represents one of the broadest in the industry. We have endeavored to understand and respond to market and customer needs, in an effort to continuously improve the product and customer support for our executive jets. In the last 13 years, we have introduced four clean sheet design aircraft to the market: Phenom 100, Phenom 300, Legacy 500 and Legacy 450. In 2018, once again, our customer support placed first in an independent, industry-leading survey, Professional Pilot, or ProPilot.

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

Continued Focus on Customer Satisfaction established and respected Services and Support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer support and services is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers can rely on several authorized third-party maintenance service centers around the world to comply with their maintenance needs. On December 20, 2016, we announced the creation of Embraer Services and Support. In 2017, the new business unit completed the consolidation of all services and customer processes previously allocated to each of our other business areas. Since the first quarter of 2018, we have reported the Services and Support business as a separate segment in our financial statements. For further information on our support and services network, see “—Business Development” and “—Services and Support.”

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

Evolution in Business Management – Passion for Excellence and P3E Programs

Launched in 2007, the Embraer Enterprise Excellence Program, or P3E, promotes excellence in corporate management, processes and products. P3E is comprised of four pillars: (i) the development of Embraer’s organizational culture; (ii) personnel development; (iii) continuous training; and (iv) the pursuit of excellence and efficiency in all processes.

Based on continuous improvement, P3E encompasses all of Embraer’s businesses, operating locations and processes. In addition, it generates value for stakeholders by connecting each area to value streams with resulting strategies. P3E uses the Kaizen concept as a tool to optimize processes with a particular focus on productivity gains and the elimination of waste.

In 2017, Embraer launched the Passion for Excellence Program with the goal of transforming Embraer into the best and most efficient aerospace and defense company in the world, creating value to our stakeholders. The transformation office, launched shortly thereafter, is a department that is responsible for the management of priority working areas and workstreams. The workstreams comprising this program are direct procurement, indirect procurement, design to value (DtV), inventory, engineering, manufacturing, services and support, support function, zero-based budget, organizational design, digital transformation, industrial intelligence, culture and investment forum.

In addition, our transformation office monitors project execution and adherence to expected results, while reinforcing the “lean manufacturing” and excellence concepts which have been fundamental to our Company’s management since the launch of P3E in 2007.

P3E is a valuable component of the Passion for Excellence Program, both of which are managed by our transformation office.

Commercial Aviation Business

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business is our primary business, accounting for 46.5% of our revenue for the year ended December 31, 2018.

Strategic Partnership with Boeing

On January 24, 2019, we entered into the Master Transaction Agreement and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing will acquire the controlling stake in Embraer’s commercial aviation business unit and Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft. For further information on our strategic partnership with Boeing, see Explanatory Note on page 3 of this annual report.

Following the consummation of the Transaction, Boeing will have control of the entity that will own the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, delivering, maintaining, sustaining and supporting, and providing aftermarket services for, commercial aircraft platforms and programs with structural capacity of 50 or more seats in an all-standard economy class configuration, including the ERJ, EMB 110, EMB 120, Ejet and E2 families, with end-to-end commercial aviation product development and support capability.

The consummation of the transaction remains subject to (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions. For risks relating to the Transaction, see “Item 3D. Risk Factors—Risks Relating to Embraer—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs, “—Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected,” and “—Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

Products

We developed the ERJ 145 family, our 37-50-passenger twin jet-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ 145 was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of December 31, 2018, more than 500 ERJ 145 aircraft remained in service around the world.

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

The EMBRAER 170/190 jet family’s principal features are:

•

Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach ..82. The EMBRAER 170 and the EMBRAER 175 have maximum fully loaded ranges of 1,800 and 1,700 nautical miles, respectively, and each is available in the long-range version, with maximum fully loaded ranges of 2,100 and 2,000 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 have maximum fully loaded ranges of 1,800 and 1,500 nautical miles, respectively, and each is available in the long-range version with maximum fully loaded ranges of 2,400 and 2,200 nautical miles, respectively.

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

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 entered service in April of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2021. We estimate our total investments in the new E-Jets E2 models to be US$1.7 billion, net of contributions from suppliers, through 2021.

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

In February 2016, in a ceremony held at our plant in São José dos Campos, we presented the E190-E2. The E190-E2 made its first flight in May 2016. In March 2017, in a ceremony held at our plant in São José dos Campos, we presented the second model of E2 jet family, the E195-E2 that is scheduled to enter into service in 2019.

On March 9, 2017 we announced that Azul, the largest operator of the current generation E195s in the world, will be the launch operator of the E195-E2. Azul has 51 firm orders and 20 purchase rights for the E195-E2.

On February 28, 2018, in a ceremony held in São José dos Campos, we received a Type Certificate from the National Civil Aviation Agency, the FAA and EASA for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft. It was the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major worldwide certification authorities simultaneously.

On April 4, 2018, in a ceremony held in São José dos Campos, we celebrated the delivery of the first aircraft E190-E2 to Widerøe, the largest regional airline of Scandinavia.

Customers

We have a diverse, global customer base, mainly in the commercial airline market in Europe, the Middle East, Africa, Asia and the Americas. Our major customers for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of March 20, 2019, our largest E-Jet customers by number of aircraft in service are Republic, Skywest, JetBlue, Azul, Mesa, Aeromexico, Compass Airlines, Envoy, Tianjin-HNA and KLM Cityhopper. In addition, as of December 31, 2018, almost 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic, American, United, Skywest, Horizon, and from an undisclosed customer. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, Aercap, Aircastle, Helvetic, and ICBC, which represent approximately 95% of our E-Jets E2 family orders.

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

Services and Support

We are working on further developing our portfolio of services for our commercial aviation customers, which comprises the following areas:

•	field Support, which provides convenient, accessible, on-site or remote assistance for all operational and technical issues in order to maximize customer performance;

•	technical Support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	flight Operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision and training resources;

•	aircraft Modification, which provides execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	materials, which ensures availability and economy in parts and materials management for both scheduled and unscheduled maintenance;

•	maintenance, which provides optimized maintenance solutions based on best practices for efficiency, safety and effectiveness;

•	training, which prepares crew, maintenance technicians and operations personnel for the highest levels of competence; and

•	Digital Solutions, which deploys the internet as the core communication channel for 24 hours a day, seven days a week collaboration and information exchange.

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers and respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, U.S.A., which supports our customers in North America;

•	Amsterdam, Netherlands, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

In São José dos Campos, we also offer the following services:

•	Customer Care Center, providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	Maintenance Repair and Overhaul, or MRO, network management strategy and policy;

•	business development support;

•	technical publications development; and

•	technical services, such as: maintenance training, Digital Solutions, engineering services, pilot services and aircraft modifications.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as our:

•	Fleet-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan;

•	Embraer Parts Exchange Program; and

•	Customer Stock Optimization.

We own and operate MRO facilities in Nashville, Tennessee, where we have the Embraer Aircraft Maintenance Services, a dedicated service center for commercial aviation, and through Indústria Aeronáutica de Portugal S.A, or OGMA, we offer dedicated maintenance services to both commercial and defense customers in Alverca, Portugal.

The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2018, these centers are:

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

We currently face the strongest competition from the following aircraft:

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft, or ATR;

•	Q-400, a 72-seat turboprop produced by Bombardier;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, produced by Bombardier;

•	A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	MRJ, a 76 to 88-seat jet under development by Mitsubishi, which is expected to enter into service by 2020;

•	ARJ21, a 90-seat regional jet produced by COMAC;

•	SSJ100, a 103-seat regional jet produced by Sukhoi;

•	A319, a 140-seat jet produced by Airbus;

•	A319neo, a re-engined A319 jet expected to enter into service in 2018;

•	737-700, a 126-seat jet produced by Boeing; and

•	737 MAX 7, a re-engined and stretched 737-700 jet, with 138-seat, expected to entering into service in 2019.

We are the leading manufacturer in the market for jets up to 150 seats in the world, with 29% of market share in terms of accumulated deliveries, since 2004, followed by Bombardier with 25%, Airbus with 16%, ATR with 13%, Boeing with 12% and the remaining 5% held by other competitors.

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

Executive Aviation Business

We refer to our business aviation segment as our “Executive Jets business.” Our current portfolio is one of the broadest in the industry, comprising the entry-level Phenom 100 EV, the light Phenom 300E, the medium cabin Legacy 450 and Legacy 500, the midsize jet Praetor 500, the super-midsize jet Praetor 600, the large cabin Legacy 650E and the ultra-large cabin Lineage 1000E.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, high-net-worth individuals and to flight academies, both independent as well as those belonging to airlines and armed forces. Our Executive Jets business accounted for 21.8% of our revenue for the year ended December 31, 2018. On December 31, 2018, our firm orders in backlog for our executive jets totaled US$ 0.8 million.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the Brazilian Aviation Authority and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to ten people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the Brazilian Aviation Authority and FAA certification and entered into service one year after the Phenom 100. By the end of 2017, the Phenom 100 fleet comprised more than 360 aircraft distributed in more than 30 countries and the Phenom 300 fleet comprised over 490 jets distributed in more than 30 countries. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by the Brazilian Aviation Authority in December 2008 and by the FAA in January 2009, and entered into service in the first half of 2009. By the end of 2018, the Lineage 1000 fleet comprised more than 25 units distributed in 13 countries. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, enhancing the customer experience by extending its range capability and offering new interior amenities.

In April 2008, we formally launched two new programs in the medium cabin category, the medium cabin Legacy 450 jet, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the medium cabin Legacy 500 jet, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 450/500 medium cabin jets are positioned in our executive jets portfolio between the Phenom 300 and the Legacy 650. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered into service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of 2,900 nautical miles in the Legacy 450’s range, and it entered into service in December. In November 2017, we introduced the best-in-class 5,800 foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. By the end of 2018, the Legacy 450/500 fleet was composed of more than 100 units distributed in 18 countries.

In October 2009, we introduced the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received the Brazilian Aviation Authority and FAA certification in October 2010 and February 2011, respectively, and entered into service in November 2010. The latest evolution of the aircraft that started our Executive Jets business is the Legacy 650E, which introduces auto-throttle and interior enhancements, in addition to a ten-year warranty, which set a new industry standard for performance and reliability. By the end of 2018, the fleet of Legacy 600 and Legacy 650 comprised more than 280 jets in service in 55 countries.

In October 2018, we launched the new Praetor 500 midsize and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor 600 is expected to be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 600 is expected to be certified and enter service in the second quarter of 2019, followed by the Praetor 500 in the third quarter of 2019.

Competition

Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Bombardier, Honda and Pilatus. In the medium cabin category, the Legacy 500 and Praetor 600 competes with Textron, Bombardier, Dassault and Gulfstream aircraft, while the Legacy 450 and Praetor 500 competes largely with aircraft produced by Bombardier and Textron. The Legacy 650E competes with aircraft produced by Dassault, Bombardier and Gulfstream. Boeing and Airbus are the main competitors for the Lineage 1000E ultra-large jet.

Continuing Internationalization

In October 2014, we announced our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our campus at Melbourne International Airport. The new complex consists of four new buildings: a delivery center, an assembly hangar, a paint facility and a flight preparation facility, which are operational, as well as a new dedicated delivery center that began operations in the first half of 2018. As of December 31, 2018, our Melbourne campus had an area of approximately 450,000 square feet.

Services and Support

Our Executive Jets customer fleet has expanded globally and has a strong presence in major markets. We expect to continue enhancing customer support and services offered in our Executive Jets business. To this end, we have added five wholly owned service centers to our operations since 2007, in Fort Lauderdale, Florida; Mesa, Arizona; Le Bourget, France; Bradley, Connecticut and Sorocaba, São Paulo. At the end of 2018, we had 68 service centers to support our executive jets fleet. In addition, in order to ensure customer satisfaction, we implemented a new spare parts system and planning policy to generate synergies among business units. Our new planning policy will further enhance stock optimization and service levels, offering customers an availability between 92% and 98% for our spare parts items.

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

Since 2014, our product support has been top-ranked in industry surveys. In 2016, for the first time, we were number one in both the AIN and Pro Pilot Product Support Surveys. In 2017, AIN ranked us first for project support. In 2018, we were ranked number one in Pro Pilot Product Support Survey and number two in AIN’s Product Support Survey. The positive customer responses evidenced by these surveys demonstrate our efforts in providing excellent customer support and services which are consistent with our business strategy and demonstrate Embraer’s commitment in this regard.

In 2018, our three service centers in the United States received for the eighth time the FAA Diamond award, a certificate of excellence related to maintenance technician training.

In 2013, we selected Flight Safety International as the training provider for the Legacy 450/500 and by the end of the year the first Full Flight Simulator had already been built. It was certified in November 2014 in accordance with the aircraft’s entry to service at the end of 2014. In 2016, Flight Safety offered its inaugural class in the Legacy 500 Full Flight Simulator, in Dallas, TX, USA.

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

As of December 31, 2018, we had sold more than 1,300 defense aircraft, including government transport aircraft, to more than 50 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet production. Our Defense and Security business accounted for 12.1% of our revenue for the year ended December 31, 2018.

Products

Military Transport—KC-390

The KC-390 is a multirole military transport aircraft developed to set higher standards in its class. Flexible, safe and fast, the KC-390 is efficient for cargo and troop transport, aerial resupply, humanitarian missions, among other uses. Designed with modern engineering solutions, this new aircraft is an innovation in military transport aviation. Greater flexibility, strength, mobility, easy maintenance and new technology make the KC-390 the best option on the market.

In 2016, Embraer and Boeing entered into an agreement to jointly market and support the KC-390 military transport aircraft. Under the agreement, the companies will pursue new business opportunities together, both for the aircraft itself and for aircraft support and services. The KC-390 completed a key milestone in 2017, when Embraer demonstrated its Initial Operating Certificate, or IOC, to the Brazilian Air Force. After making its debut at the Paris Airshow in France, the aircraft subsequently carried out demonstrations in several countries and covered an additional 90,000 km. The aircraft confirmed its high level of maturity, achieving 100% availability during all flights in this period. During the first semester of 2018, the KC-390 prototype serial number 001 faced an incident that led this first serial unit to be allocated to flight test campaign in order to reduce impact in the certification schedule.

In the fourth quarter of 2018, the KC-390 reached another important milestone, when it obtained a Type Certificate from the Brazilian Aviation Authority. This certificate evidences that the project meets high standards of quality, which are the same used by the international air transport association. The Final Operating Certificate (FOC) is expected to be obtained by the end of 2019.

During 2018, Embraer and Boeing started discussions to create a joint venture for the KC-390. This partnership aims to increase total market capture of the KC-390 by promoting and developing new markets and applications, joint sales efforts, local aircraft manufacturing as well as aftermarket support (the joint venture is now subjected to antitrust authorities’ approval). Sales campaigns are taking place in several countries, a memorandum of understanding has already been signed for up to 16 aircraft and a campaign for five aircrafts plus an after-sales package (spare parts, maintenance and training, among others) is in final stages of negotiation in Portugal.

KC-390 JV

As part of the Transaction, Embraer and Boeing (or their respective subsidiaries) will form a joint venture for the promotion and development of new markets and applications for the KC-390, multi-mission airplane, based on jointly identified opportunities, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold the majority of the share capital. For further information on the KC-390 JV, see Explanatory Note on page 3 of this annual report.

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

In February 2013, the U.S. Air Force awarded the Light Air Support, or LAS, contract to Sierra Nevada Corporation, or SNC, who partnered with us to supply 20 Embraer A-29 Super Tucano aircraft as well as ground training devices, pilot and maintenance training and logistic support. The aircraft have been used to provide light air support, reconnaissance and training capabilities to two foreign countries, and the U.S. Congress approved additional support to another country’s military operations with the Super Tucano through the LAS program. In March 2013, we officially opened a 40,000-square-foot facility in Jacksonville, Florida, to produce the LAS aircraft. The facility in Jacksonville performs pre-equipping, mechanical assembly, structural assembly, systems installation and testing, and flight testing of A-29 aircraft Through the LAS program, SNC and Embraer support more than 1,400 jobs with more than 100 companies throughout the United States. Jointly with SNC, we have been participating in the OA-X assessment, the U.S. Air Force’s potential program for the acquisition of the Super Tucano A-29 category. Although the budget approval by the U.S. government is still under discussion, the capabilities assessment was concluded in 2017 and the Super Tucano A-29 has met all mandatory requirements, being classified as a Tier-1 potential supplier, jointly with Textron AT-6.

In 2017, we sold six Super Tucano aircraft to an undisclosed customer, which were delivered in 2018. The airplanes will be used for tactical and advanced training as well as light attack and ISR (intelligence, surveillance and reconnaissance) missions. In addition, six Super Tucano aircraft were sold to the Philippine Air Force. All aircraft are expected to be delivered in 2019. The Super Tucano was selected as part of the Philippine air force’s modernization plan following a public bidding process involving other manufacturers. Also in 2017, Embraer and Mali’s Air Force signed a settlement agreement to adjust the scope from six to four Super Tucano. Furthermore, in the United States air force’s LAS program, three A-29 Super Tucano aircraft were delivered and six aircraft were purchased during 2017, which are scheduled to be delivered in the first half of 2020 to the Air Force of Nigeria. In addition, the A-29 Super Tucano aircraft was also successful in the ground and flight demonstrations conducted by the United States Air Force (USAF) for the Light Attack Aircraft (LAA) program, previously called OA-X.

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

By December 2017, a team of more than 120 Embraer engineers and technicians were in Sweden to conduct initial training in the maintenance and development work for the Gripen NG. All the technology developed by the joint team will be later transferred to Brazil. A dedicated engineering development center for this program, the Gripen Design Development Network, or the GDDN, was inaugurated at Embraer’s industrial plant in Gavião Peixoto, in the State of São Paulo, to support the Brazilian Air Force Program. In June 2017, the first Gripen E prototype flight occurred in Sweden. In October 2018, at Vidsel Test Range in the north of Sweden, the Gripen E fighter successfully completed the first tests to verify the ability to release and launch external payloads. The tests conducted by the first test aircraft consisted in discharging an external fuel tank and firing an IRIS-T air-to-air missile.

Special Transportation Aircraft

We have three ongoing programs under the contracts relating to special transportation aircraft. The first special mission program is I-X, accomplished between Embraer and the Brazilian Air Force. The contract started in 2014 with the sale of six Legacy 500 aircraft adapted to flight inspection missions. Due to budgetary constraints of the Brazilian government, in the end of 2017, the contract was amended to reflect the sale of four, instead of six aircraft. In 2018, the third unit of them was delivered to the Special Flight Inspection Group (GEIV). The second program started in the end of 2018 with the sale of two Phenom 100 aircraft to an undisclosed customer. Their deliveries are scheduled for 2019.

The third program delivered four Phenom 100 Aircraft to the Military Flight Training System (MFTS) of the United Kingdom Ministry of Defense, in 2017. The MFTS takes United Kingdom Armed Forces aircrew from initial training through elementary, basic and advanced flying training phases preparing them for their arrival at their designated operational conversion units. During 2018, the last aircraft of five Phenom 100 units was delivered to Affinity Flying Training Services to be operated by the UKMFTS Military Flight Training System (UKMFTS).

Modernization Programs

We offer military aircraft modernization services and currently have four ongoing programs under contract, three with the Brazilian Air Force and one with the Brazilian Navy. The first program, known as F-5BR, is focused on performing structural and electronics upgrades for F-5 fighter jets. In 2012, we concluded the modernization and delivery of 46 F-5 jets to the Brazilian Air Force. In 2011, a contract to modernize one additional batch of 11 F-5 fighter jets was signed. During 2015, the scope of this contract was reduced from 11 to three aircraft. By the end of 2018, two aircraft were delivered.

The second program, known as the A-1M modernization program, focuses on modernizing the AMX. From 2013 to 2014, Defense and Security delivered three A-1M fighter jets to Brazilian Air Force. Due to Brazilian government budget constraints, the scope was adjusted from 43 to 14 aircraft at the end of 2016. In 2018, we delivered the fifth aircraft and the other deliveries are expected by 2020.

The third modernization program regards the upgrade of the 12 A-4 Skyhawk (AF-1 Brazilian Navy Designation), with the goal of incorporating new technology, including new avionics, radars, power generation and autonomous oxygen generating systems. During 2018, the scope of this contract was reduced from 12 to 7 aircraft. Until 2018, two modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy.

The fourth contract signed between Embraer Defense and Security and the Brazilian Air Force relates to the modernization of five EMB 145 Airborne Early Warning and Control, or AEW&C. The contract also provides for six mission planning and analysis stations, which will be employed in the training and improvement of crews. The first delivery is scheduled for 2020.

Principal Defense and Security Subsidiaries and Joint Ventures

Savis Tecnologia e Sistemas S.A. and Bradar

Savis Tecnologia e Sistemas S.A. is a company dedicated to developing, designing, certifying, industrializing, integrating and deploying systems and services in the area of border monitoring and protection of strategic structures.

Bradar is specialized in the development of electronic systems and sensors as defense radars for ground and aerial surveillance, electronic warfare and intelligence equipment, and airborne remote sensing solutions for mapping and monitoring using synthetic aperture radar (BradarSAR) that generates high-resolution precision maps on day or night and all weather conditions. In 2018, the Bradar was merged into Embraer S.A. in order to guarantee better synergy and reduce costs.

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

In 2018, more than 70.0% of the SISFRON program was delivered and operational. During this year, additional operational capabilities were made available to the Brazilian Army, among which the deployment of electronic warfare systems developed and manufactured by Embraer.

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

The company also continued the technology transfer and development of the mission training and support system of the new Brazilian FX fighter program, as part of our contract with SAAB. Other relevant programs have evolved in 2017, as the H-XBR (Atech is responsible for the Tactical Mission System) with the conclusion of the qualification phase of the system in the helicopter H-225. Atech is also positioned as the strategic alternative to develop critical systems for Embraer, including the new Logistics Execution System (LES) and digital solutions.

In 2018, Atech advanced on several fronts, increasing its revenues, conquering new markets and achieving better results, such as contracting with main suppliers for the LABGENE, receiving and accomplishing several tests of acceptance for the control and monitoring subsystems as well as the inauguration of the first replica of the control room. In the area of air traffic control in Brazil, Atech completed the upgrade of the aeronautical messaging system (AMHS) and the implementation of the platform for evaluation and simulation of the new aeronautical communications network (ATN-BR). In the defense market, it also successfully concluded tests for the acceptance of the first fixed center for air traffic control and surveillance in a North African country, as well as the delivery of the first mobile air and ground surveillance centers.

In the naval helicopter for the Brazilian Navy (H-XBR) program, the final certification of the tactical naval data management system was obtained, concluding the program’s development phase with the delivery of two complete sets with the embedded console tactical and mission computers.

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

In 2017, the SGDC X-Band services (6 GHz to 8.5 GHz), which is used for strategic defense communication was launched successfully, and Telebras took over its control. Visiona has also signed a contract to support Telebras in its satellite operations.

In 2018, Visiona launched the VCUB nano-satellite program, the first satellite designed by a company in the Brazilian industry, and signed partnerships with INPE, SENAI-SC / EMBRAPII, Government of Santa Catarina, CEMADEN and EMBRAPA for technological development and evaluation of the products generated by satellite.

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

OGMA celebrated its 100 years of activity in the aeronautical market in 2018. During the period, OGMA continued its investments in the areas of MRO and the manufacturing of aerostructures. We also entered into a contract for the maintenance and management of the Brazilian Air Force’s C-130 aircraft fleet, as well as a contract with two airlines, from Scandinavia and Central Asia, respectively, for the maintenance of Embraer E-190 aircraft, strengthening OGMA’s position in this market. OGMA further extended the MRO spectrum, obtaining certification for maintenance of the Rolls-Royce AE1107 engine. In addition, we also entered into pylon manufacturing contract with one of the largest manufacturers of executive aircraft.

Services and Support

Defense and Security Services and Support provides solutions to several air forces and government entities through our comprehensive portfolio. These solutions are tailored to customer needs and may include provision of material, training, maintenance, engineering and other aspects that will enhance fleet availability and mission readiness.

Support models may range from simple transactional sales to integrated support programs. The assessment of customer capabilities and requirements supports the definition of an integrated solution that will keep the fleet operating at the most effective way.

The newer KC-390, with its multi-mission capability, count on a dedicated team to design and implement the most effective entry into service solution. Customer participates directly in the process, along with Embraer team, from strategy to details, assuring a reliable and smooth operation from the beginning.

The Super Tucano, a proven platform by several air forces, continues its legacy with existing and new customers, several of them choosing Embraer as a provider of our comprehensive Integrated Support Program.

The list of supported platforms also includes passenger carriers from several government organizations. From most recent aircraft such as Phenom 100, Phenom 300, Legacy 450, older platforms like Legacy 600, ERJ-145, and legacy aircraft such as Bandeirantes (EMB-110) and Brasília (EMB-120), all of them have their support model designed to fulfill requirements for material, maintenance, training and technical support, among others. Our solutions provides customer the flexibility for keeping their fleet readily available for many different types of missions. Some of these aircraft are modified versions of commercial or business platform, fitted with equipment and sensors capable of performing several types of missions.

Keeping older platforms flying is also one of the pillars of the business unit, since some of them are almost 40 years old. Obsolescence programs find solutions to overcome material shortages or technical difficulties. Engineering solutions bring modern technologies to the older aircraft, building a more reliable, safe and cost effective operation.

We operate where customers need, all around the world, many times together with customer teams in their own bases. For more specific activities or comprehensive maintenance solutions, we own and operate Maintenance and Repair Organizations, as follows:

•	Alverca, Portugal, which we refer to as OGMA, began to operate in March 2005 and operates for commercial and defense customers; and;

•	Gavião Peixoto, in the State of São Paulo, Brazil, where we have a dedicated service center for defense customers.

These MROs are developing their capabilities for supporting KC-390 maintenance activities.

In 2018, sales efforts resulted in new contracts to support Embraer’s Defense and Security customers. We strengthened this relationship by establishing several support and services contracts in Latin America, Europe, Africa and Asia, improving the quality of service in order to meet customers’ operational requirements.

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

Other Related Businesses

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, a Lookheed Martin Company, for its production of helicopters. We also manufacture general aviation propeller aircraft, such as crop dusters, also known as light aircraft. Our Other Related businesses accounted for 0.3% of our revenue for the year ended December 31, 2018.

We provide to Sikorsky Corporation, the development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and will expire in 2020.

We also developed Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2018, we had delivered a total of 1,407 of these aircraft, including 18 in 2018.

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

We have successfully completed sales campaigns for new aircraft, where the acceptance of trade-in aircraft as part of payment was allowed. We have also generated additional revenues through the sale and lease of aircraft received as trade-ins. Since its establishment in 2002, this activity handled 245 aircraft, of which 18 are available or under sale negotiations, and 182 were sold.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets in the 37 to 50 seat category.

Markets

The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31,
	2018	2017	2016	2015(1)	2014(1)
		Restated	Restated
	(in US$ millions)
Commercial Aviation
North America	1,449.4	1,795.5	2,157.3	2,452.7	2,065.0
Latin America (except Brazil)	11.9	0.5	63.9	89.8	64.7
Asia Pacific	324.1	670.3	581.6	307.8	155.4
Brazil	0.2	0.9	(6.9)	145.3	73.9
Europe	519.1	200.1	105.1	316.5	624.7
Others	53.6	104.1	15.9	36.6	179.6

Total	2,358.3	2,771.4	2,916.9	3,348.7	3,163.3
Executive Jets
North America	936.7	1,006.8	1,147.7	1,226.6	739.3
Latin America (except Brazil)	22.5	0.6	102.3	38.7	110.7
Asia Pacific	1.6	94.1	98.4	149.2	353.3
Brazil	16.1	17.1	46.7	72.6	207.1
Europe	127.4	161.7	158.1	218.3	168.4
Others	—	—	0.1	13.2	12.7

Total	1,104.3	1,280.3	1,553.3	1,718.6	1,591.5
Defense and Security
North America	145.7	93.3	166.4	177.2	199.5
Latin America (except Brazil)	68.3	5.4	(0.7)	21.7	47.3
Asia Pacific	1.6	13.7	22.2	33.2	78.5
Brazil	258.9	587.1	479.6	479.3	1,004.5
Europe	122.8	133.5	99.3	84.8	100.0
Others	14.8	20.7	58.7	14.9	26.6

Total	612.1	853.7	825.5	811.1	1,456.4
Service and Support
North America	422.2	421.0	416.6	—	—
Latin America (except Brazil)	47.3	45.1	45.2	—	—
Asia Pacific	104.7	81.4	85.0	—	—
Brazil	157.2	133.3	140.6	—	—
Europe	196.7	196.3	156.0	—	—
Others	52.7	45.1	38.8	—	—

Total	980.8	922.2	882.2
Other Related businesses
North America	5.0	21.3	22.7	30.1	53.6
Asia Pacific	—	—	—	—	0.1
Brazil	10.6	10.5	3.3	12.3	20.0
Europe	—	—	—	7.3	3.9

Total	15.6	31.8	26.0	49.7	77.6

(1)

The consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our historical financial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15 as management cannot be provided this financial information without unreasonable effort or expense.

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

In our Commercial Aviation, Executive Jets and Defense and Security businesses, we rely on risk-sharing partners to supply vital components of our aircraft. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial competitiveness. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

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

When E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family success led to 29% of the deliveries share in the up to150 seats jet segment during 2004 to 2018. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

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

Executive Jets

The risk-sharing partners for the Phenom 100EV and Phenom 300E jets are Pratt & Whitney Canada, the engines’ supplier, Garmin, the avionics systems’ supplier, and Eaton Corporation, the hydraulic systems’ supplier. The main risk-sharing partners for the Legacy 450/500 jet family, Praetor 500 and Praetor 600 are Honeywell, the engines’ supplier, Rockwell Collins, the avionics systems’ supplier, and the main risk-sharing partners for the Legacy 650 include Rolls-Royce, the engines’ supplier, and Honeywell, the avionics systems’ supplier. The risk-sharing partners for the Lineage 1000E are the same as those for our EMBRAER 170/190 jet family.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate the aircraft design, manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or the Brazilian Aviation Authority, a special organization with the status of a regulatory agency related to the Ministry of Infrastructure of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency, and validated by the FAA and/or the EASA, some authorities, including those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification by the foreign authority.

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

For information on our property, plant and equipment, see Notes 2.2.13 and 15 to our audited consolidated financial statements included elsewhere in this annual report.

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

In São José dos Campos, State of São Paulo, Brazil we have production facilities for commercial and executive aircraft. In our Defense and Security business, we have production facilities located in the Gavião Peixoto plant, which is near the city of Araraquara, located in the central region of the State of São Paulo, Brazil. For the final assembly of executive jets, Embraer also has a facility in Melbourne, Florida.

We have the flexibility to increase or decrease production as a response to adjust demand.

Commercial Jets

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we converted the final assembly for the E-Jets E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle of production time. In 2015 we started the prototype production for the new E-Jets E2 family of jets, with the first delivery and production certification in 2018.

Executive Jets

Executive jets have been produced since 2011 in São José dos Campos, and are also produced in Melbourne, in United States. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, to improve our production capacity. We have increasing the amount of executive jets produced in Melbourne since 2016.

Defense and Security

The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the KC-390 and in February 2015, it successfully performed its first flight. Embraer is currently conducting flight tests for the KC-390. In the fourth quarter of 2018, we received the Type Certificate from the Brazilian Aviation Authority for the multi-mission airlift KC-390.

We have a final assembly facility in Jacksonville, Florida for Defense and Security where we initiated in 2013 the final assembly line for the A-29 Super Tucano for the U.S. Air Force’s LAS Program.

In 2016, we inaugurated the GDDN in Gavião Peixoto. It is the hub for the Gripen NG technology development in Brazil for Saab and Embraer together with the Brazilian partner industries and institutions. The GDDN includes the development environment and simulators required to undertake the fighter development work. In addition, the GDDN is connected to Saab in Sweden and the industrial partners in Brazil, securing both technology transfer and efficient development.

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

EZ Air Interior Limited, our subsidiary for the production of interior parts for our Commercial Aviation business in Mexican factories, began production and shipping of parts to Brazil in 2013. It achieved full production capacity in January 2015.

In 2015, we completed the acquisition of a new subsidiary, Embraer Aero Seating Technologies. We progressively acquired its ownership stake in the company, headquartered in Irwindale, California, which provides luxury seating solutions for the aviation industry and for Embraer product lines. In 2016, we opened a new state of the art manufacturing facility located in Titusville, Florida.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2018, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. ISO 14001 is an internationally recognized standard of environmental management system efficiency for businesses and organizations, which was reviewed in 2015 and has included items concerning environmental risks and life cycle analysis. Embraer was already prepared for this new version even before it was required by the ISO. Certified environmental management systems have been progressively implemented across our manufacturing sites, with over 82% of our employees operating under an ISO 14001.

Work procedures and instructions are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage we perform studies of environmental aspects and impacts and we implement actions to eliminate or reduce them, including infrastructure works.

Embraer established a corporate procedure for performing environmental diagnoses and detailed investigations for finding the presence of contaminants in soil and water, due to past activities. This procedure is applied to the areas where Embraer has production and/or maintenance facilities, as well as to new areas being acquired. Currently, all industrial operations in Brazil and abroad have already mapped their soil and water. The evaluation results are reported to the CCRA (Committee for Environmental Risk and Control), board and shareholders.

Embraer takes into account environmental and safety requirements to enter into agreements with third parties. Embraer is committed to hire suppliers, service providers and contractors who respect the environment, health and safety through their practices and processes, and Embraer has a systematic procedure for their continual evaluation and monitoring.

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

The regulation requires that any company which produces, imports, uses or prepares chemical substances, preparations or other items on the EU market be responsible for ensuring that the item complies with REACH. We are affected by the regulation because our products can be exported, not only to the countries of the EU, but also to all countries in which compliance with REACH is required. We have a facility in Évora that must comply with all REACH requirements. As of December 31, 2018, we have not suffered any penalties in connection with REACH.

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

Strategic Partnership with Boeing

On January 24, 2019, we entered into the Master Transaction Agreement and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing will acquire the controlling stake in Embraer’s commercial aviation business unit and Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft. For further information on our strategic partnership with Boeing, see Explanatory Note on page 3 of this annual report.

Following the consummation of the Transaction, Boeing will have control of the entity that will own the business of designing, developing, manufacturing, assembling, testing, certifying, marketing, selling, delivering, maintaining, sustaining and supporting, and providing aftermarket services for, commercial aircraft platforms and programs with structural capacity of 50 or more seats in an all-standard economy class configuration, including the ERJ, EMB 110, EMB 120, Ejet and E2 families, with end-to-end commercial aviation product development and support capability.

The consummation of the transaction remains subject to (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions. For risks relating to the Transaction, see “Item 3D. Risk Factors—Risks Relating to Embraer—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs, “—Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected,” and “—Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

Commercial Aircraft

According to Embraer Market Outlook, which is based on our forecast models, we expect that from 2018 to 2037, world air travel demand, as measured by revenue passenger kilometers, or RPK, will increase by an average of 4.5% per year. By 2037, we expect the Middle East and Asia Pacific will be the fastest growing aviation markets in the world, with an annual RPK growth rate of approximately 5.7%, followed by Latin America with 5.2%, Africa with 4.8%, the Commonwealth of Independent States (CIS) and Europe with 3.6% and 3.7%, respectively, and North America with 2.7%.

Also, based on our forecast models, we project global demand of approximately 10,500 commercial aircraft with up to 150 seats by 2037 (8,230 jets).

Executive Aircraft

Market Overview

Several indicators suggest that the business aviation industry has a positive momentum, including macroeconomic indicators, , new against pre-owned pricing gap improvement, near pre-crisis level flight activity, declining pre-owned inventory and U.S. tax reform incentives. However, aggressive price deals and increased competition continue to create a challenging environment.

In early 2019, the General Aviation Manufacturers Association reported that in 2018 the industry delivered 638 units (0.2% lower than in 2017), equivalent to US$17.5 billion (1% less than 2017). The expectation for 2019 is that deliveries will total 655 units. Looking forward, our market forecast projects that approximately 7,500 new business jets will be delivered over the next ten years, totaling US$215 billion for the ten-year period with North America representing 60% of all deliveries.

Defense and Security

Overall we anticipate an increase in defense spending globally.

In light of continuous instability in the Middle East and the growing impact of actions of insurgent groups, military budgets in the region should also increase.

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

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2018		2017		2016		2015		2014
Real growth in gross domestic product		1.1%		1.0%		(3.6)%		(3.8)%		0.5%
Inflation (IGP-M)(1)		7.6%		(0.5)%		7.2%		10.5%		3.7%
Inflation (IPCA)(2)		3.8%		3.0%		6.3%		10.7%		6.4%
CDI rate(3)		6.4%		9.9%		14.0%		13.2%		10.8%
LIBOR rate(4)		2.8%		1.7%		1.0%		0.6%		0.3%
Depreciation of the real vs. U.S. dollar		17.1%		1.5%		(16.5)%		41.8%		9.0%
Period-end exchange rate—US$1.00	R$	3.875	R$	3.308	R$	3.259	R$	3.905	R$	2.656
Average exchange rate—US$1.00(5)	R$	3.680	R$	3.203	R$	3.450	R$	3.388	R$	2.361

Sources: Fundação	Getúlio Vargas, or FGV, and the Central Bank and Bloomberg.
(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a board consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For further information on the impact of macro-economic factors on our financial position, see Note 26 of our 2018 audited consolidated financial statements.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including related to our export and research and development activities. For the effective tax reconciliation, see Note 22 of our 2018 audited consolidated financial statements.

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

We and other Brazilian companies across multiple industries benefit from these tax incentives with respect to the income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and the social contribution on net income tax (Contribuição Social sobre o Lucro Líquido), or CSLL. These benefits allow us to deduct from our taxable net income in an amount between 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year. For further information, see Note 22 of our 2018 audited consolidated financial statements.

Tax Incentives and Payroll Exemptions for Exporting Companies

Brazilian Law 12,546/11 established the tax incentives for exporting companies, which created the Special Regime for the Reintegration of Taxes of Exporting Companies (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), or REINTEGRA, to stimulate and facilitate exports. The goal of REINTEGRA is to recover, in whole or in part, the residual tax costs from the production chain of exported goods, thereby reducing the tax burden. The exporting entity may receive tax credits according to a percentage, which may vary from 0.1% to 3%, established by decree of the Brazilian Finance Ministry and applied to the revenue earned from the export of the goods abroad. As a result of decree 9,393/2018 of the Brazilian Finance Ministry, which became effective on May 31, 2018, the tax incentive percentage was lowered to 0.1%.

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

Brazilian Law 12,546/11 also aimed to increase production through the establishment of a payroll exemption. Until September 1, 2018, we benefited from this payroll exemption with the substitution of the employer social security contribution of 20% of INSS on payroll for an alternative tax called the Social Security Contribution Over Gross Revenues (Contribuição Previdenciária Sobre a Receita Bruta) to be levied on the revenues of certain products and services, excluding revenues from exports. Payroll exemption rates varied from 2.0% to 4.5% of gross revenues, depending on the business sector. Brazilian law 13,670/2018 cancelled the payroll exemption as from September 1st, 2018, and we filed a lawsuit requesting the applicability of the payroll exemption to us for the entire year of 2018. This lawsuit is pending judgment. There will be no payroll exemption in 2019.

Brexit

In Europe, a presumed threat to our industry comes from the possibility of an economic downturn caused by the departure of the United Kingdom from the European Union, or Brexit. In the long term, we believe there will still be a gradual Eurozone economic recovery that, combined with low yields due to the highly competitive open aviation area and high regulatory costs, would keep the revenue environment under pressure.

Brexit should be effective soon. Negotiations are ongoing but the future relationships after the United Kingdom’s exit remain unclear. The United Kingdom has the largest aviation industry in Europe and a key geographical position in the network. Changes to the relationship between the United Kingdom and the European Union could potentially have considerable implications for all European carriers. Taken as a whole, the European Union is the single largest destination market from the United Kingdom, accounting for over 50% of passengers and 60% of scheduled commercial flights. Taking into account those countries that have access to the single aviation market as members of the European Common Aviation Area – ECAA, which includes Iceland, Norway and a number of Balkan countries, the importance of market access becomes even more significant.

Brexit is widely expected to present a significant negative shock to the United Kingdom’s economy and, by extension, to air travel demand as well. According to the International Air Transport Association – IATA, the direct economic impact is likely to see the United Kingdom air passenger market be 3% to 5% lower by 2020 than that compare to the scenario without Brexit.

A more fragile economic backdrop over the coming years will force airlines to be even more focused on making structural improvements to lower breakeven load factors and boost capital productivity.

Republic Airways Chapter 11 Filing

In February 2016, Republic Airways Holdings, which currently operates a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic Airways Holdings, which were cancelled. As of December 31, 2018, the obligations assumed in accounts payable was US$ 15.1 million and US$30.8 million in December 31, 2017 and US$ 41.6 million in December 31, 2016.

Critical Accounting Estimates

Preparation of financial statements in accordance with IFRS requires us to use estimates and assumptions that affect the reported assets and liabilities, revenues and expenses and our disclosures. In the preparation of the financial statements included in this annual report, we believe that certain variables and assumptions derived from past experience and various other factors were reasonable and relevant. These estimates and assumptions are reviewed and relevant adjustments are recorded in our audited consolidated financial statements in our ordinary course of business.

The most significant accounting policies, including the variables and assumptions used in the estimates, and the sensitivity of these assessments to the different variables and conditions are described below:

Revenue from Contract  with Customers

In the Defense and Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments, recognized over time by the cost incurred method, using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement. During the course of the contract, the Company assesses the costs incurred, adjusting total estimated costs at completion if necessary to reflect variations in costs in relation to the projection, changes in circumstances and/ or new events, such as contract modification. Any resulting increase or decrease in estimated revenues or costs at completion is recognized as catch-up adjustment in the consolidated statements of income in the reporting period which the circumstances that give rise to the revision become known by management. Should the total estimated costs at completion of contracts in progress be 10% lower than management’s actual estimates, the revenue recognized in 2018 would increase by US$385.9 million, and if the costs were 10% higher than management’s estimates, the recognized revenue would decrease by US$425.7 million.

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

Impairment

The impairment test considers our medium and long-term strategic plan cash flows, brought to present value at an appropriate discount rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, we use estimates, as follows:

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

b) Growth rate: the growth rates were reflected in the revenue flow budgeted by us, consistent with the forecasts included in industry reports; and

c) Discount rate: an appropriate discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

Impairment of aircraft held in our property, plant and equipment available for leasing to third parties is measured at the fair value less cost to sell or value-in-use. Assessment of the recoverable value of that aircraft takes into account assessment of their fair value in an active market and recognition of impairment if their carrying value is higher than the fair value.

We performed an impairment analysis of the carrying amount of each cash-generating unit, or CGU, based on the value in use of the group of CGUs with goodwill allocated and for the CGUs with indicators of impairment, including CGUs with intangible assets still under development and not yet producing internally. Value in use was estimated using a discounted cash flow model for the CGUs. Estimated future cash flows were discounted using the weighted average capital cost (WACC) rate, which is reconciled to an estimated discount pre-tax rate of 11.4% and 11.9% in 2018 and 2017, respectively.

The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows, which represent the Company’s best estimate approved by management. The impairment tests resulted in the need to recognize impairment losses in 2018 of US$61.3 million for Lineage aircraft model and US$50.5 million and US$8.7 million in 2017 for Legacy 650 (Executive Jets segment) and Monitoring, Sensoring and Radars (Defense and Security segment) CGUs, respectively.

There are no other than those CGUs mentioned before at risk of impairment as of December 31, 2018.

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

Because our tax is largely determined in Brazilian reais and our functional currency is the U.S dollar, the income tax expense line is highly sensitive to the effects of changes in exchange rates, particularly those due to changes in non-monetary assets, composed primarily by inventory, intangibles and property, plant and equipment, which had an impact on tax reconciliation of a negative effects of US$117.4 in 2018, a negative effect of US$5.0 million in 2017 and a positive effect of US$206.1 million in 2016. For further information see our tax reconciliation in Note 22 of our 2018 audited consolidated financial statements.

If the real had depreciated or appreciated by 10% against the U.S dollar in relation to the actual exchange rate on December 31, 2018, the deferred income tax expense would have been higher or lower by approximately US$148.2 million.

Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a company’s business component that comprises operations and cash flows that may be clearly distinct and:

•	That represents a separate major line of business or geographic area of operations;

•	It is part of a co-ordinated single plan for the sale of a separate major line of business or geographic area of operations; or

•	It is a subsidiary acquired exclusively with a view to resale.

The classification of a company’s operation as discontinued operation is achieved through its disposal, or at the time the transaction meets the criteria of IFRS 5 to have its assets and liabilities classified as held for sale, whichever occurs earlier.

An asset or group of assets and liabilities is held for sale when it is expected that its carrying amount will be recovered mainly from the sale transaction rather than continuous use. This occurs if the asset is available for immediate sale under its current conditions, subject only to customary and usual terms for the conclusion of the transaction, when the sale transaction is defined as “highly probable” under the accounting standard.

The transaction initiated by the Company and Boeing involving assets of the Commercial Aviation business segment will be classified as held for sale and discontinued operation from February 26, 2019, date of shareholders’ approval on Extraordinary General Shareholders’ Meeting when the “highly probable” criteria was met. As of December 31, 2018, the criteria to classify the operation as an asset held for sale and discontinued operation has not been reached.

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. Of total revenues in 2018, 68.3% were generated through commercial and executive aircraft deliveries. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2018, total Defense and Security revenue included 74.9% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 25.1 % denominated in Brazilian reais. In addition, we generate revenue from our Other Related businesses, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,200 Embraer commercial aircraft and over 1,300 Embraer executive jets, as well as more than 800 defense aircraft, in operation. Over the next 20 years, we expect that an estimated 6,400 new jets (up to 150 seats) will be put into service. In business aviation, market forecasts indicate that there may be more than 7,500 new jets placed into service over the next decade, not counting the commercialization of the pre-owned fleet. In 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business areas, to identify synergies and quantify our expertise in our Commercial Aviation, Executive Jets and Defense and Security businesses regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business as a separate segment in our financial statements. For further information see Note 37.4 to our 2018 audited consolidated financial statements.

For the sales of our commercial, executive and defense and security aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are cancelled, except for the Defense and Security segment. Payments in advance of delivery are recorded under advances from customers as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue and recorded against trade account receivables of the aircraft. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For further information on our operating revenues, see “Item 5A.—Operating Results—Critical Accounting Estimates—Revenue from Contracts with Customers.”

Our sales contracts in U.S dollar with our Executive Jets business customers generally include adjustments for inflation as measured by U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense and Security business customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of index related to raw material, transportation equipment and labor costs. Specific to Defense and Security sales contracts with Brazilian customers, national index are used to adjust the prices of the relevant contract. The deposits, progress payments and advance payment are nonrefundable, a bank guarantee is issued in favor of the customer, except for a few Executive Jet Business unit sales. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

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

•

Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For further information on depreciation, see Note 15 to our 2018 audited consolidated financial statements.

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

Results of Operations

The following table presents statement of income data by business segment for the periods indicated:

	2018	2017	2016
		Restated	Restated
Revenue	(in US$ million)
Commercial aviation	2,358.3	2,771.4	2,916.9
Executive jets	1,104.3	1,280.3	1,553.3
Defense and security	612.1	853.7	825.5
Service and Support	980.8	922.2	882.2
Other	15.6	31.8	26.0

Total	5,071.1	5,859.4	6,203.9
Cost of sales and services
Commercial aviation	(1,976.7)	(2,178.1)	(2,325.3)
Executive jets	(914.0)	(1,126.4)	(1,343.7)
Defense and security	(702.3)	(792.9)	(693.6)
Service and Support	(689.0)	(640.3)	(601.6)
Other	(21.1)	(26.4)	(17.8)

Total	(4,303.1)	(4,764.1)	(4,982.0)
Gross profit
Commercial aviation	381.6	593.3	591.6
Executive jets	190.3	153.9	209.6
Defense and security	(90.2)	60.8	131.9
Service and Support	291.8	281.9	280.6
Other	(5.5)	5.4	8.2

Total	768.0	1,095.3	1,221.9
Operating expenses
Commercial aviation	(229.1)	(230.5)	(210.9)
Executive jets	(235.0)	(206.0)	(172.9)
Defense and security	(93.0)	(109.5)	(87.6)
Service and Support	(168.7)	(177.0)	(188.5)
Other	(6.9)	(13.9)	(3.0)
Unallocated operating expenses(1)	—	(16.5)	(345.3)

Total	(732.7)	(753.4)	(1,008.2)

Operating profit before finance income	35.3	341.9	213.7

(1)	Represents expenses with the Final Agreements with the DOJ and SEC and the TCAC with the MPF and CVM and our voluntary dismissal program in 2016 and in 2017.

The following table sets forth statement of income information, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2018		2017			2016
			Restated			Restated
	(in US$ million, except percentages presented in absolute values)
Revenue	5,071.1	100%	5,859.4	100%	6,203.9	100%
Cost of sales and services	(4,303.1)	84.9%	(4,764.1)	81.3%	(4,982.0)	80.3%
Gross profit	768.0	15.1%	1,095.3	18.7%	1,221.9	19.7%
Operating income (expense)	(732.7)	14.4%	(753.4)	12.9%	(1,008.2)	16.3%
Administrative	(182.6)	3.6%	(179.1)	3.1%	(164.3)	2.6%
Selling	(304.2)	6.0%	(315.9)	5.4%	(353.4)	5.7%
Research	(46.1)	0.9%	(49.2)	0.8%	(47.6)	0.8%
Other operating income (expense), net	(199.4)	3.9%	(210.4)	3.6%	(442.6)	7.1%
Equity in income (losses) of associates	(0.4)	0.0%	1.2	0.0%	(0.3)	0.0%

Operating profit before financial result	35.3	0.7%	341.9	5.8%	213.7	3.4%
Financial expenses, net	(171.5)	3.4%	(40.6)	0.7%	(37.5)	0.6%
Foreign exchange gain (loss), net	—	0.0%	6.6	0.1%	4.4	0.1%

Profit (loss) before taxes on income	(136.2)	2.7%	307.9	5.3%	180.6	2.9%
Income taxes expense	(35.0)	0.7%	(27.9)	0.5%	(0.3)	0.0%

Net income (loss) for the period	(171.2)	3.4%	280.0	4.8%	180.3	2.9%

Attributable to:
Owners of Embraer	(178.2)	3.5%	264.0	4.5%	178.6	2.9%
Non-Controlling Interest	7.0	0.1%	16.0	0.3%	1.7	0.0%

2018 Compared with 2017

Revenue

Revenue decreased 13.5% to US$5,071.1 million in 2018 from US$5,859.4 million in 2017. Revenue in our Commercial Aviation business decreased 14.9% to US$2,358.3 million in 2018, from US$2,771.4 million in 2017. Executive Jets revenue decreased 13.7% to US$1,104.3 million in 2018, from US$1,280.3 million in 2017. Defense and Security revenue decreased 28.3% to US$612.1 million in 2018, from US$853.7 million in 2017. Services and Support revenue increased 6.4% to US$980.8 million in 2018, from US$922.2 million in 2017. Other Related businesses segment revenue decreased 50.9% to US$15.6 million in 2018, from US$31.8 million in 2017.

Commercial Aviation revenues decreased in 2018 primarily due to a 10.9% decrease in deliveries to 90 in 2018 from 101 in 2017. The segment’s revenues decreased at a higher rate than deliveries during the year, largely due to lower average pricing on its deliveries in 2018 as compared to 2017 given a combination of more E175 special configuration (70 seats vs. 76 seats for ordinary E175 configuration) deliveries, which have lower average prices than the ordinary configuration E175, and launch deliveries of the E190-E2 in 2018. Deliveries of E190, E190-E2, and E195 models together constituted 24.4% of total segment deliveries in 2018 compared to 21.8% of 2017 deliveries.

The decrease of 13.7% in Executive Jets revenue in 2018 was primarily due to lower jet deliveries, which declined 16.5% compared to 2017 (91 total executive jet deliveries in 2018 compared to 109 total executive jet deliveries in 2017). The decline in the segment’s revenues was lower than the decline in deliveries despite a higher percentage of light jet deliveries compared to large jet deliveries in 2018 (70.3% light deliveries in 2018 vs. 66.1% light deliveries in 2017) due principally to better average deal prices for executive jet deliveries in 2018 as compared to 2017.

A significant part of our Defense and Security business revenues are accounted for under the percentage of completion method, and we continued to execute our contracts with the Brazilian government, including the KC-390 program, SISFRON, deliveries of Special Mission Legacy 500 aircraft and others. In addition, we continued to deliver Super Tucano planes to a variety of militaries around the world. During 2018, our Defense and Security business revenues declined 28.3% to US$612.1 million in 2018, largely due to the cost base revision for the KC-390 development contract booked in the second quarter, resulting from the runway excursion incident involving prototype 001. This factor, combined with a 14.5% appreciation of the average U.S. dollar/real exchange rate from 2017 to 2018, resulted in the decrease of the value of Defense and Security revenues denominated in reais translated to dollars.

Our Services and Support business, which was reported as a separate business unit for the first time in 2018, reported revenues of US$980.8 million in 2018, representing a 6.4% increase from US$922.2 million in 2017. The growth was driven by increased spare parts revenue and better services revenues with Commercial Aviation and Executive Jets customers.

Cost of Sales and Services

Cost of sales and services decreased 9.7% to US$4,303.1 million in 2018, from US$4,764.1 million in 2017. The decrease in cost of sales was less than the 13.5% decline in revenues in 2018, thus driving an increase in cost of sales and services as a percentage of revenue, to 84.9% in 2018 compared to 81.3% in 2017. This increase in cost of sales and services as a percentage of revenue was driven by our Commercial Aviation, Defense and Security, and Services and Support businesses.

Cost of sales and services in our Commercial Aviation business decreased 9.2% to US$1,976.7 million in 2018, from US$2,178.1 million in 2017. The decline in cost of sales and services was lower than the 14.9% decrease in revenues for 2018, primarily due to lower average pricing for the segment’s deliveries in 2018 as compared to 2017, as mentioned above. As a result, gross margin in our Commercial Aviation business decreased to 16.2% in 2018 from 21.4% in 2017.

Cost of sales and services in our Executive Jets business decreased 18.9% to US$914.0 million in 2018 from US$1,126.4 million in 2017. Cost of sales and services declined more than revenues in the segment during 2018, primarily due to a combination of higher average deal prices in 2018 as compared to 2017 and efforts to increase production efficiencies during the period. Gross margin in our Executive Jets business increased to 17.2% in 2018 from 12.0% in 2017.

Cost of sales and services in the Defense and Security segment decreased 11.4% in 2018 to US$702.3 million from US$792.9 million in 2017. The decline in cost of sales and services compared to a 28.3% decrease in revenues in the segment during the period, which is primarily due to cost base revisions on the KC-390 development contract resulting from the incident involving prototype 001 in the second quarter of 2018, devaluation of the Brazilian real versus the U.S. dollar, and certain other cost overruns related to the development project. As a result, gross margin in the Defense and Security segment decreased from 7.1% in 2017 to -14.7% in 2018.

Cost of sales and services in our Services and Support business increased 7.6% to US$689.0 million in 2018, compared to US$640.3 million in 2017. This compares to a 6.4% increase in revenues for the segment in 2018. This slight difference is principally due to a decline in profitability of the segment’s pool parts programs in 2018. Gross margin in the Services and Support segment decreased from 30.6% in 2017 to 29.8% in 2018.

Cost of sales and services in the Other Related Businesses segment decreased 20.1% to US$21.1 million in 2017, from US$26.4 million in 2017, while revenues for this segment decreased 50.9% in 2018.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 29.9% to US$768.0 million in 2018 from US$1,095.3 million in 2017. Our gross margin fell to 15.1% in 2018 from 18.7% in 2017.

Operating Expenses

As further discussed below, total operating expenses decreased 2.7% to US$732.7 million in 2018, from US$753.4 million in 2017. Total operating expenses as a percentage of revenues increased to 14.4% in 2018 compared to 12.9% in 2017, primarily due to lower fixed cost absorption caused by lower revenues in 2018 compared to 2017. Special items recognized in 2018 operating expenses included total net provisions and expenses of US$61.3 million as compared to US$56.2 million in total net provisions and expenses recognized in 2017.

Excluding the impact of these special items recognized in our results, our total operating expenses would have been US$671.4 million in 2018 and US$697.2 million in 2017; and, as a percentage of revenues, our total operating expenses would have been 13.2% of revenues in 2018 and 11.9% of revenues in 2017.

Administrative. Administrative expenses increased 2.0% to US$182.6 million in 2018, compared to US$179.1 million in 2017. The majority of our administrative expenses are fixed and do not vary significantly according to changes in our revenues.

Selling. Selling expenses decreased 3.7% to US$304.2 million in 2018, from US$315.9 million in 2017. The decline in selling expenses was primarily due to lower bad debt provisions booked in 2018 in the Services and Support segment as compared to 2017.

Research. Research expenses decreased 6.3% to US$46.1 million in 2018, from US$49.2 million in 2017.

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$199.4 million in 2018, compared to an expense of US$210.4 million in 2017. The decrease in other operating expenses is primarily due to lower spending on IT projects and higher other operating income from contractual fines. There were several special items recognized in other operating income (expense), net, in 2018 and 2017. The results for 2018 include an impairment charge in the Executive Jets segment of US$61.3 million, and in 2017 included expenses of US$10.1 million related to the finalization of negotiations reached and payments made related to the FCPA investigation, total provisions of US$6.4 million related to our voluntary dismissal program for employees in our Brazilian operations, US$8.7 million in impairments in the Defense and Security segment, and US$54.2 million in impairments in the Executive Jets segment, partially offset by US$23.2 million in provision reversals and other credits related to favorable developments in ongoing negotiations related to the Chapter 11 bankruptcy proceedings of Republic Airways Holdings.

The table below sets forth the special items recognized in other operating (expense) income, net for the periods indicated:

Special items	2018	2017
	(in US$ millions)
Provisions from voluntary dismissal program (Unallocated)	—	6.4
Payments related to FCPA investigation (Unallocated)	—	10.1
Special items related to Republic Airways (Commercial aviation business)	—	(23.2)
Impairment loss Defense and Security business	—	8.7
Impairment loss Executive Jet business	61.3	54.2

Total	61.3	56.2

Excluding the impact of these special items recognized in our results, our other operating (expense) income, net would have been US$138.1 million in 2018 and US$154.2 million in 2017, with the improvement driven by the aforementioned factors.

Equity in Income (Losses) of Associates

Equity in loss of associates was a loss of US$0.4 million in 2018 compared to income of US$1.2 million in 2017.

Operating Profit (Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit (loss) before financial income (expense) decreased 89.7% to US$35.3 million in 2018 from US$341.9 million in 2017. Our operating margin fell to 0.7% in 2018 from 5.8% in 2017.

Operating profit (loss) before financial income (expense) by segment for 2018 for the Commercial Aviation, Executive Jets, Defense and Security, Services and Support, and Other Related Businesses segments was US$152.5 million, US$(44.7) million, US$(183.2) million, US$123.1 million, and US$(12.4) million, respectively. In 2017, operating profit (loss) before financial income (expense) for these segments was US$362.8 million, US$(52.1) million, US$(48.7) million, US$104.9 million, and US$(8.5) million, respectively. See note 37 to our 2018 audited consolidated financial statements for operating profit by segment.

Excluding the aforementioned special items provisions and other expenses explained above, as well as an adjustment for the US$127.2 million cost base revision on the KC-390 development contract relating to the runway excursion incident involving prototype 001 in the second quarter of 2018, our operating profit (loss) would have been US$223.8 million in 2018 and US$398.1 million in 2017, and our operating margins would have been 4.4% in 2018 and 6.8% in 2017.

In addition, excluding the aforementioned special items provisions, other expenses, and the Defense and Security cost base revision explained above, our operating profit (loss) by segment for 2018 for the Commercial Aviation, Executive Jets, Defense and Security, Services and Support, and Other Related Businesses segments would have been US$152.5 million, US$16.6 million, US$(56.0) million, US$123.1 million, and US$(12.4) million, respectively; and in 2017, our operating profit (loss) for these segments would have been US$339.6 million, US$2.1 million, US$(40.0) million, US$104.9 million, and US$(8.5) million, respectively. In addition, there were no unallocated operating losses related to the aforementioned special items provisions and expenses explained above in 2018, compared to unallocated losses of US$16.5 million in 2017.

Financial Income (Expense), Net

Financial expense, net increased from US$40.6 million in 2017 to US$171.5 million in 2018, primarily due to our current net debt position and lower financial income from our cash and equivalents, in addition to higher net financial expenses recognized on our residual value guarantee (RVG) portfolio.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net was zero in 2018 compared to a gain of US$6.6 million in 2017, as foreign exchange hedging with derivative instruments was more efficiently matched with the net monetary and foreign exchange variations in 2018 as compared to 2017.

Profit (Loss) Before Taxes on Income

As a result of the aforementioned factors, profit (loss) before taxes on income declined from US$307.9 million in 2017 to US$(136.2) million in 2018.

Income Tax Benefit (Expense)

Income tax expense was US$35.0 million in 2018, compared to income tax expense of US$27.9 million in 2017. Income tax expense increased primarily, despite a pre-tax loss in 2018 as compared to pre-tax profit in 2017, due to 1) US$23.4 million higher taxes on profits from overseas subsidiaries; 2) US$112.4 million higher taxes related to functional currency effects on non-monetary assets; 3) US$16.1 million in lower research and development tax credits; and 4) US$45.3 million in lower fiscal credits. For further information see our tax reconciliation in Note 22 of our 2018 audited consolidated financial statements.

Our effective tax rate was 25.7% in 2018 and 9.1% in 2017.

Net Income (Loss)

As a consequence of the aforementioned factors, our consolidated net income (loss) after taxes, excluding Non-Controlling Interest, declined from US$264.0 million in 2017 to US$(178.2) million in 2018. As a percentage of revenue, net income after taxes declined to 3.4% in 2018 compared to 4.8% in 2017.

2017 Compared with 2016

Revenue

Revenue decreased 5.6% to US$5,859.4 million in 2017 from US$6,203.9 million in 2016. Revenue in our Commercial Aviation business decreased 5.0% to US$2,771.4 million in 2017, from US$2,916.9 million in 2016. Executive Jets revenue decreased 17.6% to US$1,280.3 million in 2017, from US$1,553.3 million in 2016. Defense and Security revenue increased 3.4% to US$853.7 million in 2017, from US$825.5 million in 2016. Services and Support segment revenue increased 4.5% to US$922.2 million in 2017, from US$882.2 million in 2016. Other Related businesses segment revenue increased 22.3% to US$31.8 million in 2017, from US$26.0 million in 2016.

Commercial Aviation revenues decreased in 2017 primarily due to a 6.5% decline in deliveries to 101 in 2017 from 108 in 2016. The segment’s revenues decreased at a lower rate than deliveries during the year, largely due to a more favorable mix of deliveries, consisting of a higher proportion of deliveries for larger E190 and E195 models (which generally carry higher deal prices relative to the smaller E175 model) in 2017 as compared to 2016. Deliveries of E190 and E195 models together constituted 21.8% of total segment deliveries in 2017 compared to 16.7% of 2016 deliveries.

The decrease of 17.6% in Executive Jets revenue in 2017 was partially due to lower jet deliveries, which decreased 6.8% compared to 2016. In addition, a less favorable mix of deliveries impacted our annual revenue comparison, since 2017 had a higher percentage of entry-level and light jet deliveries at 66.1% compared to the 62.4% proportion of 2016 deliveries of executive jets. Moreover, within the light jets category, lower price point Phenom 100 jets made up 16.5% of total segment deliveries in 2017 compared to 8.5% of 2016 deliveries.

A significant part of our Defense and Security business revenues are accounted for under the percentage of completion method, and we continued to execute our contracts with the Brazilian government, including the KC-390 development program, SISFRON, deliveries of Special Mission Legacy 500 aircraft and the SGDC program, which was launched in the second quarter of 2017. In addition, we continued to deliver Super Tucano planes to a variety of militaries around the world and customer support revenues increased during 2017. During 2017, our Defense and Security business revenues increased 3.4% to US$853.7 million in 2017, partially due to an 8.4% depreciation of the average U.S. dollar/real exchange rate from 2016 to 2017, which improved the value of Defense and Security revenues denominated in reais translated to dollars.

Our Services and Support business revenue was US$922.2 million in 2017, representing a 4.5% increase from US$882.2 million in 2016.

Cost of Sales and Services

Cost of sales and services decreased 4.4% to US$4,764.1 million in 2017, from US$4,982.0 million in 2016. The decrease in cost of sales was less than the 5.6% decrease in revenues in 2017, thus driving an increase in cost of sales and services as a percentage of revenue, to 81.3% in 2017 compared to 80.3% in 2016. This increase in cost of sales and services as a percentage of revenue is largely a result of negative cost base revisions on certain Defense and Security contracts.

Cost of sales and services in our Commercial Aviation business decreased 6.3% to US$2,178.1 million in 2017, from US$2,325.3 million in 2016. The decrease in cost of sales and services was higher than the 5.0% decrease in revenues for 2017, mainly due to the aforementioned favorable mix of deliveries combined with higher government fiscal benefits in 2017 as compared to 2016. Gross margin in our Commercial Aviation business increased to 21.4% in 2017 from 20.3% in 2016.

Cost of sales and services in our Executive Jets business fell 16.2% to US$1,126.4 million in 2017 from US$1,343.7 million in 2016. Cost of sales and services decreased less than revenues in the segment during 2017, largely due to the aforementioned less favorable mix of deliveries during the period. Gross margin in our Executive Jets business decreased to 12.0% in 2017 from 13.5% in 2016.

Cost of sales and services in the Defense and Security segment increased 14.3% in 2017 to US$792.9 million from US$693.6 million in 2016. The increase in cost of sales and services compared to a 3.4% increase in revenues in the segment during the period, and reflects cost overruns on the KC-390 development, which under percentage of completion resulted in a negative cost base revision. Gross margin in the Defense and Security segment fell to 7.1% in 2017 from 16.0% in 2016.

Cost of sales and services in the Services and Support segment increased 6.4% to US$640.3 million in 2017, from US$601.6 million in 2016, while revenues for this segment increased 4.5% in 2017. Gross margin in the Services and Support segment declined to 30.6% in 2017 from 31.8% in 2016.

Cost of sales and services in the Other Related Businesses segment increased 48.3% to US$26.4 million in 2017, from US$17.8 million in 2016, while revenues for this segment increased 22.3% in 2017.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 10.4% to US$1,095.3 million in 2017 from US$1,221.9 million in 2016. Our gross margin decreased to 18.7% in 2017 from 19.7% in 2016.

Operating Expenses

As further discussed below, operating expense decreased 25.3% to US$753.4 million in 2017, from US$1,008.2 million in 2016. Operating expense as a percentage of revenues fell to 12.9% in 2017 compared to 16.3% in 2016, primarily due to a lower amount of special items recognized in results in 2017 compared to 2016. The special items recognized in 2017 included total net provisions and expenses of US$56.2 million as compared to US$293.1 million in total net provisions and expenses recognized in 2016, as explained below. The special items recognized in operating expense in 2016 included US$117.3 million in charges related to our voluntary dismissal program (restructuring expenses), US$228.0 million in provisions and charges related to the finalization of the FCPA investigation (provision for penalties) and US$52.2 million in provision reversals related to favorable developments in the Republic Airways Chapter 11 proceedings.

Excluding the impact of these special items recognized in our results, our operating expenses would have been US$697.2 million in 2017 and US$715.1 million in 2016; and, as a percentage of revenues, our operating expenses would have been 11.9% of revenues in 2017 and 11.5% of revenues in 2016.

Administrative. Administrative expenses increased 9.0% to US$179.1 million in 2017, compared to US$164.3 million in 2016, primarily due to the lower average U.S. dollar/real exchange rate, which was 8.4% higher as compared to the average exchange rate in 2016, as many of our administrative expenses are incurred in reais.

Selling. Selling expenses decreased 10.6% to US$315.9 million in 2017, from US$353.4 million in 2016. The decrease in selling expenses was primarily due to a combination of consolidated revenues decreasing 5.6% in 2017 and benefits from our cost control and productivity initiatives, with reductions across all of our major business units during the year.

Research. Research expenses increased 3.4% to US$49.2 million in 2017, from US$47.6 million in 2016. The increase in research expenses is primarily due to a slight increase in research expenses in connection with our Executive Jets business.

Other operating (expense) income, net. Other operating (expense) income, net was an expense of US$210.4 million in 2017, compared to an expense of US$442.6 million in 2016. The decrease in other operating (expense) income, net is primarily due to lower special items provisions and other expenses recognized in results during 2017 as compared to 2016. Total special items recognized in other operating (expense) income, net in 2017 was a net amount of US$56.2 million, consisting of: 1) US$6.4 million in provisions from our voluntary dismissal program; 2) US$10.1 million in provisions and expenses related largely to taxes on remittances for payments related to the finalization of the FCPA investigation; 3) US$8.7 million in impairments recognized in the Defense and Security business; 4) US$54.2 million in impairments recognized in our Executive Jets business; and 5) US$23.2 million in gains related to the remeasurement of claims in the Republic Airways Chapter 11 bankruptcy proceedings that were converted to equity. Total special items in 2016 were US$293.1 million, and included expenses of US$228.0 million related to the finalization of negotiations reached and payments made related to the FCPA investigation and total provisions of US$117.3 million related to our voluntary dismissal program for employees in our Brazilian operations, partially offset by US$52.2 million in provision reversals and other credits related to favorable developments in ongoing negotiations related to the Chapter 11 bankruptcy proceedings of Republic Airways Holdings.

The table below sets forth the special items recognized in other operating (expense) income, net for the periods indicated:

Special Items	2017	2016
	(in US$ millions)
Provisions from voluntary dismissal program (Unallocated)	6.4	117.3
Payments related to FCPA investigation (Unallocated)	10.1	228.0
Special items related to Republic Airways (Commercial aviation business)	(23.2)	(52.2)
Impairment loss Defense and Security business	8.7	—

Special Items	2017	2016
	(in US$ millions)
Impairment loss Executive Jet business	54.2	—

Total	56.2	293.1

Excluding the impact of these special items recognized in our results, our other operating (expense) income, net would have been US$154.2 million in 2017 and US$149.5 million in 2016, principally caused by lower levels of impairment charges on our portfolio of used aircraft, largely ERJ145 family commercial jets, lower taxes related to remittances and the absence of expenses related to the closure of our Chinese subsidiary Harbin Aircraft Industry Co., Ltd in 2017.

Equity in Income (Losses) of Associates

Equity in loss of associates increased to a gain of US$1.2 million in 2017 from a loss of US$0.3 million in 2016.

Operating Profit (Loss) Before Financial Income (Expense)

As a result of the aforementioned factors, our consolidated operating profit (loss) before financial income (expense) increased 60.0% to US$341.9 million in 2017 from US$213.7 million in 2016. Our operating margin improved to 5.8% in 2017 from 3.4% in 2016.

Operating profit (loss) before financial income (expense) by segment for 2017 for the Commercial Aviation, Executive Jets, Defense and Security, Services and Support, and Other Related Businesses segments was US$362.8 million, US$(52.1) million, US$(48.7) million, US$104.9 million, and US$(8.5) million, respectively. In 2016, the operating profit (loss) before financial income (expense) for these segments was US$380.7 million, US$36.7 million, US$44.3 million, US$92.1 million, and US$5.2 million, respectively.

Excluding the aforementioned special items provisions and other expenses explained above, our operating income would have been US$398.1 million in 2017 and US$506.8 million in 2016; and our operating margin would have been 6.8% in 2017 and 8.2% in 2016.

In addition, excluding the aforementioned special items provisions and other expenses explained above, our operating profit (loss) by segment for 2017 for the Commercial Aviation, Executive Jets, Defense and Security, Services and Support, and Other Related Businesses segments would have been US$339.6 million, US$2.1 million, US$(40.0) million, US$104.9 million, and US$(8.5) million, respectively; and in 2016, our operating profit (loss) for these segments would have been US$328.5 million, US$36.7 million, US$44.3 million, US$92.1 million, and US$5.2 million, respectively. In addition, unallocated operating loss related to the aforementioned special items provisions and expenses explained above was US$16.5 million in 2017, compared to unallocated losses of US$345.3 million in 2016.

Financial Income (Expense), Net

Financial expense, net increased to US$40.6 million in 2017 from US$37.5 million in 2016, largely driven by 1) an increase of US$32.6 million in interest on loans and financing expenses; and 2) a decrease of US$74.3 million in interest income on cash and cash equivalents and financial investments. These expenses were partially offset by an increase of US$25.0 million in taxes on financial income and a decrease of US$26.7 million in expenses related to residual value guarantees in 2017 as compared to 2016.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased to a gain of US$6.6 million in 2017 from a gain of US$4.4 million in 2016, reflecting net foreign exchange rate changes on monetary assets and liabilities denominated in other currencies which are translated into our functional currency, the U.S. dollar.

Profit Before Taxes on Income

As a result of the aforementioned factors, profit before taxes on income increased 70.5% to US$307.9 million in 2017 from US$180.6 million in 2016.

Income Tax Benefit (Expense)

Income tax expense was US$27.9 million in 2017, compared to income tax expense of US$0.3 million in 2016. Income tax expense increased due to a combination of higher profit before taxes and deferred income tax and social contribution of US$5.0 million in 2017 compared to a benefit of US$206.1 million in 2016. This was partially offset by US$7.3 million in higher research and development tax incentives, US$10.8 million in higher deductions related to payment of interest on shareholders’ equity, and US$49.7 million in higher fiscal credits in 2017 as compared to 2016.

Our effective tax rate was 9.1% in 2017 and 0.2% in 2016.

Net Income

As a consequence of the aforementioned factors, our consolidated net income after taxes, excluding Non-Controlling Interest, increased 47.8% to US$264.0 million in 2017, from US$178.6 million in 2016. As a percentage of revenue, net income after taxes increased to 4.5% in 2017 compared to 2.9% in 2016.

Accounting Standards

Standards and amendments to existing standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2018. The Company has not early adopted the IFRS 16 in the financial statements included elsewhere in this annual report.

The accounting standards presented below may be relevant to the Company in the future, for this reason adoption projects are in course for each of them. It is not possible to estimate the effects of the adoption until the projects are concluded:

•

IFRS 16 — Leases: brings new concepts from the lessee’s point of view. In the model proposed by the new standard, the lessee shall recognize all leases as part of the statements of financial position in the caption of property, plant and equipment “right of use”, against a liability account. The initial recognition must be measured as at present value, considering a discount rate that is appropriate to the local reality of each entity. In the model proposed by the new standard, there are no significant changes in the accounting recognition to be made by the lessor. In adopting the standard, the Company has used three practical expedients: (1) transactions below US$ 5,000 will be outside the scope of this standard, (2) all contracts with less than 12 months will not be considered for the purposes of IFRS 16 and (3) in order to define the discount rates, management considered adopting the practical expedient which considers grouping contracts with similar characteristics. Embraer and its subsidiaries are analyzing the new accounting standard as well as the application in existing transactions and considering whether there is an impact in the consolidated financial statements, implying an increase in assets and liabilities, a reduction in the value of operating expenses and an increase in financial expenses. The standard is applicable as of January 1, 2019 and the Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption and the assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The transition estimated effects is between 0.5%-1.0% of the Company’s total assets, with no impact on retained earnings.

•

IFRIC 23 — Uncertainty over income tax treatments: This is an interpretation of the IAS 12—Income Tax standard, which initial application will be effective as of January 1, 2019. The Company is analyzing all the circumstances covered by IFRIC 23 and does not expect relevant impacts on its adoption. According to the interpretation, there are two possible transition methods: (1) retrospective, where the application is performed without the effect of using facts or further knowledge and (2) retrospective with cumulative effect, method in which applies with all the effect of prior periods accumulated in shareholders’ equity. The Company will adopt this interpretation in compliance with method (2) mentioned.

Other accounting standards have been amended or are in the process of amendment and will come into effect in the coming years; however these are not mentioned, as the Company does not expect them to result in significant impacts.

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

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (i) continue to improve the EMBRAER 170/190 jet family, the Phenom 100EV, the Phenom 300E, the Legacy 650E, the Lineage 1000E, the Legacy 450 and the Legacy 500, (ii) the development of the E2 jet family, (iii) make other planned capital expenditures and (iv) pay dividends and interest on shareholders’ equity. Our access to liquidity sources has not been materially impacted in 2018, and we do not expect that this access will be materially impacted in the near future. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions.

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

Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital

2018 Compared with 2017

In 2018, net cash generated by operating activities was US$1,107.6 million in 2018, compared to net cash generated by operating activities of US$753.0 million in 2017. The increase in cash flow from operating activities in 2018 is primarily a result of declines in financial investments and contract assets, and increases in trade accounts payable and contract liabilities, partially offset by lower net income and increases in inventories in 2018 compared to 2017.

We had adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) of US$1,197.4 million as of December 31, 2018 and US$1,028.4 million as of December 31, 2017. Our adjusted working capital increased in 2018 primarily as a result of higher inventories at the end of 2018 as compared to 2017.

2017 Compared with 2016

In 2017, net cash generated by operating activities was US$753.0 million in 2017, compared to net cash used by operating activities of US$6.6 million in 2016. The increase in cash flow from operating activities in 2017 is primarily a result of a decline in inventories and higher net income, partially offset by higher contract assets, lower trade payables, and lower other provisions in 2017 compared to 2016.

We had adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) of US$1,028.4 million as of December 31, 2017 and US$1,089.0 million as of January 1, 2017. Our adjusted working capital decreased in 2017 primarily as a result of the aforementioned factors described in the explanation for the variation in cash flow from operating activities above.

Net Cash Used in Investing Activities

2018 Compared with 2017

In 2018, net cash used in investing activities was US$523.1 million, compared to net cash used in investing activities of US$1,092.6 million in 2017.

Net cash used in investing activities in 2018 decreased primarily due to lower spending on property, plant, and equipment and intangibles in 2018 as compared to 2017, related in large part to efficiencies in the E-Jet E-2 development program and the entry into service of the first jet in the family, the E90-E2, which helped to reduce total development spending. In addition, lower investments in held to maturity securities in 2018 as compared to 2017 was a factor in the lower net cash used in investing activities in 2018.

2017 Compared with 2016

In 2017, net cash used in investing activities was US$1,092.6 million, compared to net cash used in investing activities of US$993.5 million in 2016.

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

Net Cash Generated (Used) by Financing Activities and Total Debt 2018 Compared with 2017

In 2018, net cash used by financing activities was US$503.4 million, compared to net cash generated by financing activities of US$369.5 million in 2017. The use of cash in financing activities in 2018 as compared to cash generation in 2017 is primarily due to lower issuance of debt in 2018 as compared to 2017 combined with slightly higher cash outflows for debt repayment. The decrease in borrowing during 2018 was primarily due to the absence of any bond issuances during the period, as we issued US$750.0 million of 10-year bonds in 2017. Additionally, we repaid US$596.3 million of borrowings during 2018 as compared to repayment of US$540.2 million in 2017. In 2018, we distributed US$40.6 million in dividends and interest on own capital compared to US$54.1 million in 2017. In 2018, we did not acquire any of own shares during the period, while in 2017 we spent US$15.0 million on share repurchases.

On December 31, 2018, we had total debt (composed of loans and financing) of US$3,647.7 million under our financing arrangements described below, 95.1% of which was long-term debt and 4.9% of which consisted of short-term debt. In comparison, we had total debt of US$4,198.3 million as of December 31, 2017, consisting of 90.7% of long-term debt and 9.3% of short-term debt.

2017 Compared with 2016

In 2017, net cash generated by financing activities was US$369.5 million, compared to net cash generated by financing activities of US$8.9 million in 2016. The higher cash generation from financing activities in 2017 as compared to 2016 is principally due to higher debt issuance in 2017, as we raised new financing proceeds of US$972.9 million compared to new borrowing of US$576.2 million in 2016. The increase in borrowing during 2017 was largely due to a bond issuance generating proceeds of US$750.0 million. Additionally, we repaid US$540.2 million of borrowings during 2017 as compared to repayment of US$523.7 million in 2016. In 2017, we distributed US$54.1 million in dividends and interest on own capital compared to US$28.2 million in 2016. In 2017, we also spent US$15.0 million in acquisition of own shares in comparison to US$17.1 million in 2016.

On December 31, 2017, we had total debt (composed by loans and financing) of US$4,198.3 million under our financing arrangements described below, 90.7% of which was long-term debt and 9.3% of which consisted of short-term debt. In comparison, we had total debt of US$3,759.9 million as of January 1, 2017, consisting of 86.4% of long-term debt and 13.6% of which consisted of short-term debt.

Credit Facilities and Lines of Credit

Long-term Facilities

In October 2006, our wholly owned finance subsidiary, Embraer Overseas Ltd., or Embraer Overseas, issued 6.375% US$400.0 million guaranteed notes due 2017. The notes were unconditionally guaranteed by us. As described below, in September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes due 2017 were exchanged for our guaranteed notes due 2023.

In October 2009, Embraer Overseas issued 6.375% US$500.0 million guaranteed notes due 2020 and, as of December 31, 2018, US$164.1 million was outstanding (US$2.4 million in the short-term), including principal and accrued interest. Interest will be paid semiannually. The notes are unconditionally guaranteed by us. As described below, in September 2013 we completed an exchange offer in which US$337.2 million in principal amount of our guaranteed notes due 2020 were exchanged for our guaranteed notes due 2023. In connection with the exchange offer, we received the requisite consents from holders of our guaranteed notes due 2020 to eliminate substantially all the restrictive covenants, certain events of default and related provisions contained in the indenture under which the notes were issued, and we delisted our guaranteed notes due 2020 from the New York Stock Exchange.

In June 2012, we issued 5.150% US$500.0 million notes due 2022 and, as of December 31, 2018, US$499.8 million was outstanding (US$1.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are our unsecured and unsubordinated obligations. The notes have been registered with the SEC and listed on the New York Stock Exchange. The indenture under which the notes were issued contains customary covenants and restrictions, including limitation on liens, consolidation, merger or transfer of assets.

In August 2013, we entered into a credit facility with FINEP in the amount of R$303.9 million, equivalent to US$78.4 million in December 31, 2018, to support the research and development expenses of the Legacy 450 aircraft. The facility bears interest at 3.5% per annum and is fully secured by a bank guarantee. The final maturity is in September 2023. As of December 31, 2018, we had US$55.6 million outstanding, of which US$12.8 million is due in the short-term, including principal and accrued interest. FINEP credit facilities are denominated in reais, and amounts appearing in this annual report have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In September 2013, we completed an exchange offer in which US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas, with maturity in 2023. The notes due in 2023 are unconditionally guaranteed by us and were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2018, a total of US$516.6 million under our notes due 2023 was outstanding, of which US$8.9 million was due in the short-term, including principal and accrued interest.

In December 2013, we entered into a contract with BNDES to support project development in the total aggregate amount of R$1.4 billion, equivalent to US$364.3 million, in December 31, 2018. The final maturity is in January 2022. The facility bears interest of 3.5% per annum and is secured by guarantee deposits and by a bank stand by letter of credit. As of December 31, 2018, we had US$191.5 million outstanding under this credit facility, of which US$71.8 million is due in the short-term, including principal and accrued interest. This BNDES credit facility is denominated in reais.

In June 2015, Embraer Netherlands Finance issued 5.05% US$1.0 billion guaranteed notes due 2025 and, as of December 31, 2018, US$996.9 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

In December 2015, Embraer S.A. contracted loans in the amount of R$685.0 million, equivalent to US$176.8 million in December 31, 2018, at a weighted average rate of 10.96% per annum, both in the form of export credit notes in order to invest in export and production of goods to export. As of December 31, 2018, we had US$38.5 million of total export credit notes outstanding, (the total amount is due in the short-term) including principal and accrued interest, with final maturity in July 2018. The facility bears interest at 11.0% per annum. The export credit notes are denominated in reais, and amounts have been converted into U.S. dollars, our functional currency, for purposes of preparing our IFRS financial statements.

In August 2016, Embraer Portugal S.A. entered into a credit facility in the amount of US$200.0 million with maturity in 2021 to fund acquisition of fixed assets and working capital. The facility bears interest at 3.07% per annum. As of December 31, 2018, US$201.7 million was outstanding under this facility (US$2.6 million in the short-term).

In February 2017, Embraer Netherlands Finance issued 5.40% US$750.0 million guaranteed notes due 2027 and as of December 31, 2018, US$764.3 million was outstanding (US$16.9 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are unconditionally guaranteed by us. The notes have been registered with the SEC and listed on the New York Stock Exchange.

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

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$218.7 million as of December 31, 2018. For further information on these financing arrangements, see Note 19 to our 2018 audited consolidated financial statements.

Some of our long-term financing agreements include customary covenants and restrictions, including those that require us to maintain: (i) a maximum leverage ratio, calculated as net debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, of 3.5:1 and (ii) a minimum net debt service coverage ratio, calculated as EBITDA to financial expenses, of 2.25:1. Other restrictions included in our long-term financings include negative pledge covenants and restrictions on significant changes of control, sales of substantially all of our assets, dividend payments during events of default and certain transactions with our affiliates. As of December 31, 2018, we were in compliance with all restrictive covenants contained in our financing agreements.

As of December 31, 2018, US$303.9 million of our total debt was secured by a combination of mortgages on certain of our real estate, liens on certain of our machinery and equipment, guarantee deposits and by a bank standby letter of credit.

For further information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 19 to our 2018 audited consolidated financial statements.

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

Our 2018 audited consolidated financial statements contain balances related to recourse and non-recourse debt associated with customer financing arrangements of US$341.4 million and collateralized accounts receivable of US$235.9 million. Of this debt, US$10.8 million is non-recourse for which we have no obligation as a debtor or guarantor, other than potential obligations under existing financial guarantees for the financed aircraft. The remaining US$330.6 million of debt is recourse to us as a result of pending equity contributions and is partially secured by a pledge of a deposit with a financial institution. Our non-recourse and recourse debt is collateralized by the collateralized accounts receivables and by the financed aircraft and, as a result, we do not anticipate a net cash outflow related to our non-recourse debt in the future. These financing transactions do not materially affect our income statement and cash flow data since the terms of the leases and the loans are substantially the same.

5C. Research	and Development, Patents and Licenses, etc.

Research and Development

Our research and development activities are driven by our corporate strategic planning in the short, medium, and long terms. We refer to research activities as technological development and to development activities as integrated product development.

Based on our work defining the Company’s product and services strategies, including innovation, growth, and business prospects, we carry out projects that include the production and commercialization of new aircraft, systems, and aerospace services.

With a focus on our internal business plans and continuous monitoring of the global technology environment, we define a technological development plan which aims to research and develop solutions to the main challenges the Company will face in the medium and long terms, in order to remain competitive in our business segments.

In an effort to reduce development risk and optimize financial results of our projects, our development strategy and teams have the essential skills to manage and execute multi-disciplinary projects, maintaining and coordinating a global network of development partners and integrating diverse groups such as universities, research and development institutes, companies, and startups. As a result, application of advanced technologies allows for the evolution of products, including lighter, quieter, more comfortable and energy efficient aircraft, in addition to improvements in design and production cycles and optimization of company resources.

Following the results of the Company’s internal technological development planning, the new product and services design phase begins. In this phase our efforts are coordinated in an integrated manner with advanced project engineering and our business units, which work in collaboration with future customers and potential partners to conclude the design of new products and services. Once the design is approved, the product development program is created. In this capital-intensive phase, our development, product, process, and services groups work together with strategic partners, suppliers, and regulatory agencies, beginning the detailed development of the product, its production, systems, and associated services, until the effective entry into service of the product.

The Company has the majority of its research and development activities concentrated in Brazil, but also maintains internal initiatives and partnerships in several locations around the world.

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

Our disbursements in capital expenditures related to property, plant and equipment, composing our additions in the period except for the exchange pool program assets and aircraft under lease or available for lease. These investments are related mainly to (i) construction of new facilities and (ii) improvements and modifications to our plants and production facilities for the production of new aircraft models.

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

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2018, we had approximately 400 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs from ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Considering our utility and design patent portfolios, as of December 31, 2018, we had filed 723 patent applications and had been granted 414 patents.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services and markets.

We believe innovation is key to the competitiveness and sustainability of our business. For this reason, we created the position of Vice-President for Strategy, Innovation and Digital Transformation in 2017.

In 2018, we created Embraer X, in Melbourne, Florida with outpost offices in Palo Alto, California and Boston, Massachusetts as an innovation and knowledge management area to reinforce our initiatives. The Embraer X focuses on the promotion of innovative ideas aimed at the development of new businesses, products, technologies, services and processes.

Also, in 2018, we implemented the Innovation Verticals, which are the strategic priority focuses for innovation. They orchestrate and integrate the efforts across all business units, Embraer X and Technology development. The verticals are: Autonomous Flight, Electrification, Platform Based Services, Urban Air Mobility, Artificial Intelligence & Data Science, Passenger Experience, Airframe Efficiency, Advanced Design & Manufacturing, Cybersecurity.

Our Innova Program is another tool that aims to strengthen the innovation culture within Embraer in order to generate new ideas and promote employee recognition. The Innova Program manages the Green Light, Innova Challenge and Innovation People Recognition processes. The Green Light process evaluates innovative proposals presented voluntarily by employees and provides time, technical/business mentor and resources to them in order to carry out the idea until its technical and economic feasibility is proven. More than 617 ideas proposed and nine innovative projects have been implemented since the creation of this process in 2012, including the launch of FIP Aerospacial, new robots, AI among others. In 2018, 64 innovative projects were under development. The Green Light process applies to any type of innovation: process, product, technology, services, marketing, management or new business. The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to resolve issues globally from different departments of the company, and any employee in the world may participate in this process. In 2017, we changed the focus of Innova Challenge with the goal of improving strategic issues. By 2018 we had launched 2 challenges with more than 88 ideas from different challenges for employees. Cultural events like the Innovation Day had the participation of around 3.300 employees.

Innovations developed during the last five years accounted for approximately 44% of our net revenues in 2018.

5D. Trend	Information

Given the order activity over the last couple of years, during which we received a significant amount of orders from U.S. carriers, particularly for 76-seat commercial aircraft, we can anticipate fairly correctly the production and delivery schedules for 2019 in our Commercial Aviation business. We expect deliveries of the E175 jet model to account for a greater share of total segment deliveries. In the executive jets market, despite rising corporate profits and the growth in the population of high net worth individuals the level of pre-owned aircraft for sale, although diminishing, continues to pressure new aircraft demand and has impeded recovery in the segment. We believe, however, that new executive jet product offerings, namely the Praetor 500 midsize jet and Praetor 600 super midsize jet, and the upgrades made on the Phenom 100EV and Phenom 300E, will help us to be better positioned in the industry in 2019 as compared to 2018.

With respect to our Defense and Security business, we expect to progress in our execution of existing programs, including the KC-390, SISFRON and LABGENE programs, as well as continue to deliver the Super Tucano aircraft to various governments around the world. However, due to a portion of revenues being denominated in reais, a lower expected average real to U.S. dollar exchange rate is likely to pressure revenues as reported in U.S. dollars in the segment.

Moreover, we expect 2019 to be a transition year, as we ramp up the production of the first model of the E190-E2, which entered into service in April 2018, and E195-E2, which is on track for its first delivery in 2019. We continue our investments in the E2 generation of commercial jets with E175-E2 model on schedule for entry into service in 2021. We will also be ramping up production of our medium-lift cargo and transport jet, the KC-390, with first delivery to the Brazilian Air Force expected in 2019. Also, we believe that industry-wide new executive jet deliveries in 2019 could be stable or increase in comparison with 2018, mainly due to introduction of new jet models and the potential positive effects of the recently passed Tax Reform Act in the United States, which is the largest executive jets market in the world.

For 2019, we expect to deliver between 85 and 95 commercial jets, 90 to 110 executive jets, including light and large jets, ten Super Tucano aircraft and two KC-390 cargo aircraft. It is important to highlight that for 2019 our result of operations and financial condition may be affected by costs and expenses associated with the creation of the Commercial Aviation JV in a strategic partnership between the Company and Boeing. In addition, after the closing of the Transaction, Embraer expects to significantly reduce its indebtedness, which will cause Embraer to have a significantly stronger cash position. Management expects to propose to the shareholders an extraordinary dividend distribution, which amount will be determined taking into account transaction costs and purchase price adjustments as well as the operating results of Embraer until the closing of the Transaction.

For 2020, the first year after the expected closing of the Transaction, we will include in our results of operations 100% of the expected results of the Executive Jets and Defense and Security segments (and the results of their respective services and support businesses) and exclude expected financial results from the 20% stake Embraer will have in the Commercial Aviation JV.

For further information on the risks relating to the Transaction, see “Item 3D. Key Information—Risk Factors—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs,” “—Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected,” and “—Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

The following table summarizes our order book for our Commercial Aviation business as of December 31, 2018:

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	191	5	191	—
EMBRAER 175	771	250	567	204
EMBRAER 190	566	16	559	7
EMBRAER 195	172	1	169	3
EMBRAER 190 – E2	47	61	4	43
EMBRAER 195 – E2	111	32	—	111

Our total firm order backlog as of December 31, 2018, was US$ 16.3 billion, of which US$ 9.7 billion was from the Commercial Aviation segment, US$ 0.8 was from the Executive Jets segment, US$ 3.9 billion was from the Defense and Security segment and US$ 1.9 billion was from the Services and Support segment.

The following tables set forth our Commercial Aviation order book as of December 31, 2018 by aircraft type, customer and country:

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	18	18	—
NAC / Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	191	—

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
ECC Leasing (Ireland)(1)	1	1	—
Air Lease (USA)	8	8	—
Belavia (Belarus)	1	1	—
NAC / Aldus (Ireland)	2	—	2
Alitalia (Italy)	2	2	—
American Airlines (USA)	104	69	35
CIT (USA)	4	4	—
Suzuyo (Japan)	11	9	2
Flybe (UK)	15	11	4
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	33	26	7
NAC / Jetscape (USA)	4	4	—
KLM (The Netherlands)	17	17	—
Mesa (USA)	7	7	—
Mauritania Airlines (Mauritania)	2	—	2
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	217	117	100
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	158	146	12
TRIP (Brazil)	5	5	—
Undisclosed	15	—	15
United Airlines (USA)	90	65	25

Total	771	567	204

(1)	Aircraft delivered by ECC Leasing to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldavia)	1	1	—
NAC / Aldus (Ireland)	21	15	6
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIT (USA)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	9	9	—
Dniproavia (Ukraine)	5	5	—
Hainan (China)	50	50	—
Hebei (China)	7	6	1
JAL (Japan)	14	14	—
JetBlue (USA)	64	64	—
ECC Leasing (Ireland)	1	1	—
NAC / Jetscape (USA)	9	9	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—
TAME (Ecuador)	3	3	—

Total	566	559	7

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Jetscape (USA)	2	2	—
NAC / Aldus (Irlanda)	4	1	3
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	172	169	3

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Kiribati (Kiribati)	2	—	2
Aircastle (USA)	12	—	12
Aercap (Ireland)	6	1	5
ICBC (China)	10	—	10
Hainan (China)	2	—	2
Helvetic (Switzerland)	12	—	12
Wideroe (Norway)	3	3	—

Total	47	4	43

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aircastle (USA)	13	—	13
Aercap (Ireland)	44	—	44
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	3	—	3

Total	111	—	111

For further information on trends in our business, see “Item 4B. Information on the Company—Business Overview—Business Strategies” and “Item 5A. Operating and Financial Review and Prospects—Operating Results—Current Conditions and Trends in our Industry.” For further information on risks affecting our business, see “Item 3D. Key Information—Risk Factors.”

Strategic Partnership with Boeing

On January 24, 2019, we entered into the Master Transaction Agreement and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing will acquire the controlling stake in Embraer’s commercial aviation business unit and Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing will form a joint venture for the promotion and development of new markets and application for the KC-390 multi-mission aircraft. Embraer expects that the strategic partnership with Boeing will generate synergies and other benefits to Embraer. For further information on our strategic partnership with Boeing, see Explanatory Note on page 3 of this annual report and for risks relating to the Transaction, see “Item 3D. Key Information—Risk Factors—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs, Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected, and Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

5E. Off-Balance	Sheet Arrangements

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivative instruments, see Note 8 to our 2018 audited consolidated financial statements. See also Note 35 to 2018 our audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer— Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.”

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

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$155.8 million as of December 31, 2018. For further discussion of these off-balance sheet arrangements, see Note 35 to our 2018 audited consolidated financial statements.

As of December 31, 2018, we had US$25.3 million deposited in an escrow account (guarantee deposits on sales structure guarantees) as collateral for the financing of certain aircraft sold where we serve as secondary guarantor. If the initial guarantor of the debt (an unrelated third party) is required to pay the lender, the initial guarantor will be entitled to the amount in the escrow account. The amount is returned in the form of cash to us at maturity of the financing contracts (until 2021) if the aircraft purchaser does not default on the loan. The interest on the escrow account is added to the principal and recognized by us as financial income. For further information on the escrow accounts, see Note 10 to our 2018 audited consolidated financial statements.

We allocated the deposits from the escrow account to 15-year structured notes with the depositary bank in order to earn a better interest rate. This yield enhancement was obtained through a credit default swap transaction, which provides the right of early redemption of the note in case of a credit event by us. Upon a credit event, the note may be redeemed by the holder at the greater of the note’s market value or its original face amount, which would result in a loss to us of all interest accrued on such note to date. Credit events include obligation and payment defaults under the terms of the guarantees above specified thresholds, events related to the restructuring of the obligations above a specified threshold, bankruptcy and a repudiation of and/or moratorium on the obligations above a specified threshold. In December 2018, the total of the structured notes in were released as collateral, and is now recorded as a financial investment. For further information on the escrow accounts, see Notes 6.1 and 10 to our 2018 audited consolidated financial statements.

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

	As of December 31,
	2018	2017	2016
Description	(in US$ millions)
Maximum financial guarantees	66.6	107.7	191.2
Maximum residual value guarantees	253.1	267.4	286.1
Mutually exclusive exposure(1)	(26.9)	(29.0)	(32.1)
Provisions and liabilities recorded(2)	(137.0)	(126.0)	(144.9)
Off-balance sheet exposure	155.8	220.1	300.3
Estimated proceeds from performance guarantees and underlying assets	177.6	266.9	504.4

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

(2)

Represents the sum of our financial and residual value guarantees. For further information on our provisions recorded and liabilities, see Note 23 to our 2018 audited consolidated financial statements.

As discussed in note 10 to our 2018 audited consolidated financial statements, as of December 31, 2018, 2017 and 2016, we maintained escrow deposits in the total amount of US$25.3 million, US$60.8 million and US$177.0 million, respectively, in favor of third parties for whom we have provided financial and residual value guarantees in connection with certain aircraft sales financing structures.

Because of a reorganization solicitation (Chapter 11) of the customer Republic Airways Holding, filed on February 25, 2016 with the United States of America, we made a provision of US$100.9 million, considering the best estimates on that moment based on the information contained in the reorganization filing document, to cover losses related to obligations with financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were cancelled. During 2016, the reorganization process developed, and we assumed the responsibility of buying back the ERJ 140/145 operated by Republic Airways until then. The provision made in 2015 was sufficient to cover Embraer’s losses with Republic Airways reorganization in a total amount of US$94.7 million related to guarantees and ERJ 140/145 aircraft repurchase. The difference between US$100.9 million provisioned in 2015 and the losses described above were reverted. Republic Airways was also subject to liquidated damages for contract settlements and accounts receivable within Embraer’s MRO business. To compensate Embraer, Republic Airways issued unsecured pre-petition claims in a total of US$106.0 million, losses on receivables (US$7 million), liquidated damages (US$12 million) and financial guarantees (US$87 million). The values described are the face value of the unsecured pre-petition claims, however, their market price may be lower than that, considering our best estimates. In December 31, 2018, these claims were recognized at approximately 56 cents on each US$1.00 (total of US$59.7 million recognized). As of December 31, 2018, the obligations assumed in accounts payable was US$15.1 million. For further information on the effects of this reorganization, see Notes 23 and 33 to our 2018 audited consolidated financial statements.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “Item 5A. Operating Results—Critical Accounting Estimates—Guarantees and Trade-In Rights.” In 2018, we accepted 1aircraft, with a total invoiced value of US$4.6 million, for trade-in pursuant to trade-in options. In the aggregate, we are currently subject to trade-in options relating to eight aircraft, as a result of trade-ins tied to contractual obligations with customers and to their taking delivery of certain new aircraft. In addition, other aircraft may become subject to trade-in due to new sales agreements. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third party appraisers. For further information on our trade-in options, see Note 35.1 to our 2018 audited consolidated financial statements.

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

Operating Leases

Our parent company operating leases refer to telephone and computer equipment, and those relating to our subsidiaries related to non-cancelable operating leases of land and equipment. These leases expire at various dates through 2044. Payments made under operating leases are amortized on the statement of income according to the straight-line method over the contract period. For further information on our operating leases, see note 35.2 to our 2018 audited consolidated financial statements.

5F.    Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2018:

	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
Contractual Obligations	(in US$ millions)
Loans and financing	4,701.3	321.0	867.3	1,345.7	2,167.3
Operating leases	32.1	5.4	8.5	4.4	13.8
Recourse and non recourse debt	341.4	324.0	7.6	6.6	3.2
Customer advances	1,057.3	880.5	157.9	17.0	1.9
Suppliers	892.1	892.1	—	—	—
Financial guarantees	152.1	51.0	39.9	31.3	29.9
Other Liabilities	227.3	5.4	92.2	95.3	34.4

Total	7,403.6	2,479.4	1,173.4	1,500.3	2,250.5

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated December 31, 2018. This floating rate exposure is managed through derivatives operations. For further information on our derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “Item 5E. Off-Balance Sheet Arrangements” above. For further information on risks related to our guarantees, see “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.” Also, the table does not reflect our sponsorship in the defined contribution pension plan for our employees, participation in which is optional, and our participation, recognized as expense, is expected to be around US$20.9 million per year.

Other liabilities include taxes and payroll charges payable in the total amount of US$126.6 million as of December 31, 2018. The above table does not reflect any information related to our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors elected at our annual shareholders’ meeting held on April 12, 2017:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	74	Chairman of the Board of Directors	2011
Sérgio Eraldo de Salles Pinto	54	Member of the Board of Directors	2009
Alexandre Magalhães Filho	66	Member of the Board of Directors	2015
Cecília Mendes Garcez Siqueira	61	Member of the Board of Directors	2015	(1)
Dejair Losnak Filho	55	Member of the Board of Directors	2017
Israel Vainboim	74	Member of the Board of Directors	2009
João Cox Neto	55	Member of the Board of Directors	2011
José Magno Resende de Araujo	59	Member of the Board of Directors	2013	(2)
Maria Leticia de Freitas Costa	58	Member of the Board of Directors	2017
Pedro Wongtschowski	72	Member of the Board of Directors	2015
Raul Calfat	66	Member of the Board of Directors	2017

(1)	Cecília Mendes Garcez Siqueira was also a member from April 2009 to April 2011.
(2)	Elected as an alternate member for Mr. Antonio Franciscangelis Neto.

Alexandre Gonçalves Silva. Mr. Silva holds a BS in Mechanical Engineering from PUC Rio de Janeiro. In his 40-year career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was CEO of GE in Brazil from 2001 to 2007 and since then, Mr. Silva has occupied positions on boards of directors of various companies. Mr. Silva is Chairman of the Board of Directors of Embraer and an independent board member at, Votorantim Cimentos, Ultrapar and Nitroquímica. Mr. Silva is a Pro Bono Board member of the American Chamber of Commerce since 2003. Mr. Silva is an independent member of the Board of Directors of Embraer.

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

Alexandre Magalhães Filho. Mr. Magalhães Filho has a degree in accounting sciences, with a specialization in budget analysis. He has been an employee of Embraer since 1986, where he has held the following positions: 1986 to 2008, Budget Supervisor, Assistant Controllership Officer, and Pricing and Economic Planning Manager; 2008 to 2010, Costs Manager. His current position is Financial Process Manager, and he is in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho sat on the Fiscal Council of: (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012, being reelected for the period 2015 to 2018; (iii) Instituto Embraer de Educação e Pesquisas, since 2001; and (iv) Cooperativa dos Empregados da Embraer (Cooperemb) from 2009 to 2011, was elected to the Board of Directors for the 2015-2017 term. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on the Board of Directors of Embraer from 2013 to 2015, was elected as an acting director for the 2015-2017 term and has been nominated by Embraer’s employees to be reelected for the 2017–2019 term.

Cecília Mendes Garcez Siqueira. Ms. Siqueira holds a degree in education and an MBA in General Business – Top Executives and Pension Plan Management, as well as a master’s degree in business management. She has been an employee of BB since 1979, where she has held the following positions: 1979 to 2002, various positions; 2002 to 2010, Chief Planning Officer, and Chief Administrative Officer until May 2018. Ms. Siqueira served on the Board of Directors of Neoenergia from 2002 to 2005, where she also acted as Coordinator of the HR Committee. From 2005 to 2008, Ms. Siqueira served as Vice Chairman of the Board of Directors of CPFL Energia, where she also acted as Coordinator of the HR Committee. She served as a director of Embraer from 2008 to 2011, where she also sat on the Strategies and Risk Committee. Ms. Siqueira also sat on the Board of Directors of Sauípe S.A. from 2011 to 2013. Ms. Siqueira is an independent member of the Board of Directors of Embraer.

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

João Cox Neto. Mr. Cox currently serves as Chairman of the board of directors of TIM Participações and TIM Brasil S.A. and also as a member of the boards of directors of Petrobras S.A., Embraer S.A., Braskem S.A. and Linx S.A. He is the founding partner and managing director of Cox Investiments & Advisory. Between 2006 and 2010. Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, Holland and Israel. He served as a board member of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox is an independent member of the Board of Directors of Embraer, also acting as a head of the Governance and Human Resources Committee and member of the Audit and Risks Committee.

José Magno Resende de Araújo. On April 8, 2016, Mr. Araújo was appointed as Airsáce Operations Cammander of the Brazilian Air Force (Comando de Operações Aerospaciais). He served as Economic and Finance Secretary of the Brazilian Air Force (Secretaria de Economia, Finanças e Administração da Aeronáutica) from April 8, 2018 through January 10, 2019; as Chief of Staff for the Brazilian Air Force command from April 20, 2012 to April 8, 2016, as Commander of the Brazilian Air Force Training and Adaptation Center (Centro de Instrução e Adaptação da Aeronáutica) from April 7, 2011 to April 12, 2012 and as head of the Brazilian Air Force Congressional Support (Assessoria Parlamentar da Aeronáutica), from July 17, 2008 to April 7, 2011. Mr. Araújo completed several academic courses, including the Official Airmen Training Course at the Brazilian Air Force Academy in Pirassununga, SP in 1980, the Improvement Course for Offices, the Command and Staff Course, the Aerospace Policy and Strategy Course and an MBA in Strategic Institutional Management in 2006.

Maria Leticia de Freitas Costa. Mrs. Costa holds a degree in Production Engineering from Polytechnical School of the University of São Paulo in 1982, and a MBA from Samuel Curtis Johnson School of Business, Cornell University, in 1986. Mrs. Costa is a partner at Prada Assessoria Empresarial Ltda., since 2010; member of the Board of Directors of Localiza S.A., since 2009; member of the Board of Directors of RBS Mídia, since 2016; member of the Board of Directors of BB Mapfre, since 2015; member of the Board of Directors of Mapfre S.A., since 2015; member of the Board of Directors of Martins S.A., since 2014; member of the Board of Directors of Totvs S.A.; member of the Audit Committee of Votorantim Cimentos, since 2015; Strategy Committee of Votorantim Cimentos since 2018; member of the Audit Committee of Votorantim Metais (VMH and CBA), from 2015 to 2017; Post graduation Director of the Insper Institute of Education and Research, from 2011 to 2015; member of the Board of Directors of Marcopolo from 2012 to 2016; member of the Board of Directors of Gafisa S.A., from 2011 to 2012; member of the Audit Committee of Votorantim Industrial, from 2012 to 2014; member of the Strategy Committee of Bematech S.A., from 2014 to 2015. Mrs. Costa is an independent member of Embraer’s Board of Directors and a member of the Human Resources and Strategy Committees.

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

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas’ Business School. Mr. Calfat was CEO, until December 2013, and is Chairman of the Board of Directors of Votorantim S.A., since January 2014; Chairman of the Board of Directors of Aché Laboratórios Farmacêuticos., since September 2018; independent board member of Duratex S.A., since 2015; and member of the Board of Directors of the Sírio-Libanês Hospital, since August 2015. Calfat is an independent member of Embraer’s Board of Directors and a member of the Strategy Committee and the Audit and Risk Committee.

Committees

Three committees were formed to assist the board of directors in its duties and responsibilities:

•

Strategies Committee: this committee has no executive power. The members are appointed by our board of directors. The members of our board of directors and board of executive officers may serve on this committee The primary purpose of the Strategies Committee is to assist the board of directors. The members of our board of directors and board of executive officers may serve on this committee. The Strategies Committee’s responsibilities include assisting the board of directors in the performance of its duties, focused on the following subjects: (i) Strategic Plan and Action Plan of the Company, with its strategic objectives and macro-projects, and (ii) potential opportunities assessment of new business. The current members of the Strategies Committee are the following independent directors: Israel Vainboim (coordinator), Alexandre Gonçalves Silva, Maria Leticia de Freitas Costa, Pedro Wongtschowski and Raul Calfat.

•	Audit and Risks Committee (internally called as “Audit, Risk and Ethics Committee”): See “Item 6C. Board Practices—Audit and Risks Committee” below.

•

Human Resources Committee (internally called as the “Personnel and Governance Committee”): this committee has no executive power. The members are appointed by our board of directors. The members of our board of directors and board of executive officers may serve on this committee. The purpose of this committee is to assist the board of directors with matters related to human resources issues, which include appointing and removing executive officers from office and designating their duties as provided by the bylaws, compensation and human relations policy and transferring our resources to employee associations, charity and recreational entities, the private security fund and foundation. In addition, the committee also assists our board of directors in corporate governance matters. The current members of the Personnel and Governance Committee are the following independent directors: João Cox Neto (coordinator), Alexandre Gonçalves da Silva, Cecília Mendes Garcez Siqueira, Sérgio Eraldo de Salles Pinto and Maria Leticia de Freitas Costa.

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

Our chief executive officer’s two-year tenure will end on April 22, 2019, the scheduled date for our annual and extraordinary general shareholders’ meetings. We expect to announce our new president and chief executive officer on or before this date.

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers as of the date of this annual report:

Name	Age	Position	Year First Elected
Paulo Cesar de Souza e Silva	63	President and Chief Executive Officer	2016	(1)
Fabiana Klajner Leschziner	47	Executive Vice President—General Counsel & Chief Compliance Officer	2016
Hélio Bambini Filho	56	Executive Vice President—Operations	2017
Jackson Medeiros de F. Schneider	54	Executive Vice President—Defense and Security	2014
Johann Christian Jean Charles Bordais	46	Executive Vice President—Services and Support	2017
John S. Slattery	50	Executive Vice President—Commercial Aviation	2016
Nelson Krahenbuhl Salgado	58	Executive Vice President—Chief Financial and Investor Relations Officer	2018
Mauro Kern Junior	58	Executive Vice President for Engineering	2015

(1)	Elected as president and CEO in 2016 and elected as Executive Vice President—Commercial Aviation in 2010.

Paulo Cesar de Souza e Silva. Mr. Paulo Cesar has been the CEO of Embraer S.A. since July 2016. Mr. Silva joined Embraer in 1997 as Vice President for customer financing. In 2010, he was appointed President and CEO of Embraer Commercial Aviation, position he held until June 2016. As Embraer’s representative at Aviation Working Group, an international industry organization dedicated to developing initiatives to foster and facilitate advanced aviation financing, Mr. Silva contributed to the development and implementation for the Cape Town Treaty and the Aircraft Sector Understanding (ASU), which regulates the terms and conditions for Export Credit Agencies support. Both are key instruments to the airlines gaining access to efficient aircraft financing. Mr. Silva is a member of the Conquistadores Del Cielo and Wings Club. Under his tenure, the company has expanded its footprint in commercial aviation, consolidating its leadership in the segment with up to 130 seats. For more than two decades, he worked in financial institutions in Brazil, Europe, and the United States. Prior to joining Embraer, Mr. Silva held many executive positions within the international bank industry. Mr. Silva holds a Bachelor’s degree in Economics from Mackenzie University (São Paulo, Brazil) and a Finance MBA from the University of Lausanne, in Switzerland.

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
Hélio Bambini Filho. Mr. Bambini has been our executive vice president of operations since October 2017. Previously, he held several positions at Embraer, including operations planning and industrial architecture director (2006). In 2007, he began to oversee Embraer’s supply chain management. In 2011, he became senior vice president of industrial operations and managed Embraer’s operations in São José dos Campos, Eleb, Botucatu, Gavião Peixoto, Taubaté, Evora (Portugal), AST (USA) and EZ Air Interior (Mexico). He was also responsible for the final assembly of our commercial aircraft and executive jets. In 2014, he was appointed as Senior Vice President and chief operating officer of the Embraer Defense and Security Business Unit, taking on the Defense Programs and Operations in Gavião Peixoto and Jacksonville (USA), and member of the board of Embraer Defense and Security subsidiaries: Atech Negócios em Tecnologia S.A., Savis Tecnologia e Sistemas S.A., Harpia Sistemas S.A., Bradar Indústria S.A. and Embraer Defense and Security Inc. (USA). Prior to joining Embraer, Mr. Bambini was the CEO of Sanmina-SCI and Segerstrom, both companies in the contract manufacturing segments. He was also a business development manager at Motorola and senior consultant at Arthur D. Little. He started his career in managerial positions at Multitel Microeletrônica and Mannesmann (Hartmann & Braun Division).Mr. Bambini holds bachelor’s degree in electronic engineering from Faculdade de Engenharia Industrial, a specialization in finance from PUC-Rio, a master’s degree in business administration from FGV in São Paulo and participated in a MBA exchange program at the University of Texas at Austin.

Jackson Schneider is President of Embraer Defense and Security since January 2014. He formerly held the position of Vice President of People, Institutional Relations and Sustainability at Embraer S.A. Schneider has a Law degree from the University of Brasília (UNB) and an MBA from Business School of São Paulo. He began his career within the Ministry of Justice. In the private sector, he was the Deputy Director of Corporate Affairs at Unilever and Vice President of Human Resources, Legal Relations and Corporate Affairs of Mercedes-Benz do Brasil. In addition, Schneider was President of ANFAVEA (Brazilian Association of Vehicle Manufacturers) and ABIPLA (Brazilian Association of Manufacturers of Cleaning Products, and Related Items). He was board member of CDES (Social and Economic Development Council of the Presidency of Republic). He is also board member of organizations such as the Biennial Foundation of São Paulo, the AACD (Association to Support Disabled Children) and MASP – Assis Chateaubriand São Paulo’s Art Museum, among others.

Johann Christian Jean Charles Bordais. Mr. Bordais is the Senior Vice-President of Embraer Services and Support. From July 2013 to December 2016, he was Vice President of Services and Support in Brazil, where he managed customer support staff from a variety of different areas and oversaw the Customer Care Center in São José dos Campos, as well as Embraer’s Authorized Aircraft Service Centers worldwide. Previously, Mr. Bordais was responsible for Embraer Services and Support office in Paris for 13 years, served as the Senior Manager for Aircraft Sales Support & Contract Administration and Manager of the Customer Order Desk. Before joining Embraer, Mr. Bordais worked at Raytheon/Beechcraft’s Authorized MRO in Paris and at an aircraft engine spare parts company in Dallas. Mr. Bordais holds a bachelor’s degree in international trade and a MBA from Oklahoma University.

John S. Slattery. Mr. Slattery has been Executive Vice-President of Embraer S.A. and President and CEO of Embraer Commercial Aviation since July 2016. He joined Embraer in early 2011 as non-executive Senior Vice President, responsible for Customer Finance; Asset & Risk Management and sales to the lessor community. The following year Mr. Slattery was appointed Chief Commercial Officer, taking on broader executive responsibilities incorporating worldwide sales of commercial aircraft and services. Prior to joining Embraer, Mr. Slattery spent fifteen years in executive and leadership roles at various commercial aerospace advisory, leasing, and banking organizations. In 2001, Mr. Slattery was a co-founder of RBS Aviation Capital (now SMBC Aviation Capital) and the firm’s Managing Director in New York, responsible for leading the bank’s commercial aircraft leasing and asset-backed financing to airline customers across the Americas. Mr. Slattery is a Fellow of The Royal Aeronautical Society, President Emeritus of The Wings Club and Director Emeritus of ORBIS International. An AMP graduate of Harvard Business School, Mr. Slattery was awarded an M.B.A. from the University of Limerick, and a BA from the University of South Wales.

Nelson Krahenbuhl Salgado. Mr. Salgado is our Executive Vice-President and Financial and Investor Relations Officer since April 2018. He has been working with Embraer since 1987, and worked for 10 years in the Engineering Department. He has held executive positions on corporate functions such as Strategic Planning, Economical and Financial Planning and Mergers and Acquisitions. From 2012-2014, he was the CEO of Visiona Tecnologia Espacial, a joint venture company formed by Embraer and Telebras. In February 2014, Mr. Salgado rejoined Embraer as Vice President, Institutional Relations and Sustainability. In January 2016, Mr. Salgado was appointed Vice President, and Strategy and Institutional Relations Officer. He holds a Master’s degree in Engineering from Universidade de São Paulo—USP; a PhD in Computational Mechanics from Wesser Institute of Technology United Kingdom; an MBA, from Fundação Getulio Vargas—FGV, São Paulo. Mr. Salgado was a visiting professor at the Aeronautical Engineering Division of the Instituto Tecnológico de Aeronáutica—ITA.

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

For the fiscal year ended December 31, 2018, the aggregate compensation (including benefits in kind granted) that we paid to members of the board of directors, the audit and risks committee, the fiscal council and the executive officers for services in all capacities was US$11.1 million: US$ 3.2 million to members of the board of directors, US$0.2 million to members of the fiscal council and US$ 7.7 million to the executive officers.

For the fiscal year ended December 31, 2018, members of our committees of the board of directors, including our audit and risks committee, received an aggregate additional compensation of US$0.8 million, which is included in the US$11.1 million compensation mentioned above.

In addition, in 2018, we contributed US$0.3 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2018, none of the board of directors members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business. For further information on our executive compensation, see Note 14.3 to our 2018 audited consolidated financial statements.

Stock Option Plan

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a second stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. Our board of directors may choose employees and members of management who will be eligible to receive stock options, which are to be awarded free of charge. Nevertheless, in extraordinary circumstances our board of directors may grant stock options to persons employed with us for less than two years to hire and retain strategic personnel. Our board of directors may also determine the terms of the stock option contracts. This second stock option plan has an indefinite period of duration and may be terminated at any time by our board of directors, after which no new options may be granted. However, options granted prior to the termination of the plan will not be affected and may be exercised subject to the terms and conditions of the plan and respective stock option contract. Under the terms of this second stock option plan, we are authorized to grant options to purchase of up to 1.5% of our common shares, and the options vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted. As of December 31, 2018, the options granted on January 23, 2012 and March 20, 2013 were outstanding. On January 23, 2012, 4,860,000 options at an exercise price of R$11.50 per share, representing 4,860,000 common shares, were granted at an exercise price of R$11.50 per share; and on March 20, 2013, 4,494,000 options, representing 4,494,000 common shares, were granted at an exercise price of R$15.71 per share. Out of the total 9,354,000 options that were granted, 2,275,990 were canceled and 6,141,302 were exercised, the remaining 936,708 options, representing 936,708 common shares, are outstanding and can be exercised at any time.

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

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has as its objective of attracting and retaining highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company with that of shareholders. Participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to performance indicator target. We pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date and three, four and five years after the grant of the virtual shares, respectively. In August 2017, we approved a change in the criteria of virtual performance shares, the amounts payable is based on the internal cost reduction target and the payroll related to the shares granted in 2015, 2016 and 2017 will be made in 2020, while the amount of performance shares granted in 2018 will be paid in 2021.On February 25, 2014, we approved a total benefit of US$13.0 million under the plan, equivalent to 1,570,698 virtual shares with a fair value of US$1.0 million as of December 31, 2018, equivalent to 175,100 virtual shares. On March 3, 2015 we approved the second grant with a total benefit of US$10.4 million under the plan, equivalent to 1,237,090 virtual shares with a fair value of US$3.0 million as of December 31, 2018, equivalent to 546,024, virtual shares. On March 10, 2016, we approved the third grant with a total benefit of US$8.5 million under the plan, equivalent to 1,095,720 virtual shares with a fair value of US$3.0 million as of December 31, 2018, equivalent to 541,595 virtual shares. On June 9, 2016, we approved the fourth grant with a total benefit of US$0.3 million under the plan, equivalent to 55,994 virtual shares with a fair value of US$0.2 million as of December 31, 2018, equivalent to 32,674 virtual shares. On August 25, 2016, we approved the fifth grant with a total benefit of US$0.3 million under the plan, equivalent to 70,978 virtual shares with a fair value of US$0.2 million as of December 31, 2018, equivalent to 43,783 virtual shares. On August 24, 2017 we approved the sixth grant with a total benefit of US$9.7 million under the plan, equivalent to 1,930,350 virtual shares with a fair value of US$4.2 million as of December 31, 2018, equivalent to 762,782 virtual shares. In 2018, we approved the sixth grant with a total benefit of US$10.4 million under the plan, equivalent to 1,625,372 virtual shares with a fair value of US$1.9 million as of December 31, 2018, equivalent to 346,221 virtual shares. For further information on this plan, see Note 28 to our 2018 audited consolidated financial statements.

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

For the 2018, 2017, 2016, 2015 and 2014 fiscal years, we distributed US$37.7 million, US$ 21.4 million, US$23.6 million, US$37.9 million and US$47.8 million, respectively, to our employees under our profit sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2018, 2017, 2016, 2015 and 2014 were US$14.1, US$22.2 million, US$23.2 million, US$22.6 million and US$28.4 million, respectively. For further information on our post-retirement benefits, see note 25 to our 2018 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$27.9 million as of December 31, 2018, US$31.8 million as of December 31, 2017 US$41.5 million as of December 31, 2016.

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

The executive officers are elected by the board of directors. With the exception of Hélio Bambini Filho, who was elected on August 24, 2017, and Nelson Krahenbuhl Salgado, who was elected on April 17, 2018, our current executive officers were elected on April 12, 2017, with a term of office until the meeting of our board of directors to be held following the annual general meeting of our shareholders in April 2019 to approve our financial statements for the fiscal year ended December 31, 2018. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “Item 6A. Directors and Senior Management—Executive Officers.”

An annual and extraordinary general shareholders’ meeting is scheduled to take place on April 22, 2019, in which, among other things, our shareholders will elect new directors and new members of the fiscal council.

None of our directors is party to an employment agreement providing for benefits upon termination of term. All of our executive officers are party to a service agreement setting forth the rights and obligations of the executive officers.

Audit and Risks Committee

Our Audit and Risks Committee (internally called as “Audit, Risk and Ethics Committee”) has no executive power and may have up to five independent members. The primary purpose of the audit and risks committee is to assist the board of directors in its functions. The members of our board of directors may serve on the committee. The audit and risks committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent auditors and monitoring the quality and integrity of internal controls and financial statements. Embraer’s statutory “audit and risks committee” is currently composed of four independent members of our board of directors.

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

Set forth below are the names, ages, position and the year first elected of the members of our Audit and Risks Committee appointed at our board of directors’ meeting held on April 12, 2017:

Name	Age	Position	Year First Elected
Sergio Eraldo de Salles Pinto	54	Coordinator and Effective member	2011
Israel Vainboim	74	Effective member	2011
João Cox Neto	55	Effective member	2015	(1)
Raul Calfat	66	Effective member	2017

(1)	João Cox Neto was also a member of this committee from April 2011 through April 2013.

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

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	56	Effective member	2008
Tarcísio Luiz Silva Fontenele	56	Alternate	2001
José Mauro Laxe Vilela(2)	71	Effective member	2011
Wanderley Fernandes da Silva	45	Alternate	2011
Mauricio Rocha Alves de Carvalho	57	Effective member	2016
Taiki Hirashima	78	Alternate	2004
João Manoel Pinho de Mello	45	Effective member	2018
Pedro Jucá Maciel	38	Alternate	2018
Wilsa Figueiredo	56	Effective member	2016
Luiz Claudio Moraes	57	Alternate	2016

(1)	President of the Fiscal Council.
(2)	Vice-President of the Fiscal Council.

6D.	Employees

The table below sets forth the number of our employees by category at the dates indicated, and includes the employees of our wholly-owned subsidiaries. The total consolidated refers to all of our subsidiaries and joint ventures, including OGMA, ECTS, and Visiona:

	As of December 31,
	2018	2017	2016	2015	2014
Production Process	6,645	6,695	6,613	6,442	6,181
Research and Development	5,369	5,462	5,645	6,069	5,948
Customer Support	2,274	2,178	2,000	2,209	2,193
Administrative—Production Support	1,456	1,476	1,615	2,115	2,006
Administrative—Corporate	2,776	2,622	2,633	2,538	2,839

Total (including only wholly-owned subsidiaries of Embraer S.A)	18,520	18,433	18,506	19,373	19,167

Total Consolidated	20,530	20,320	20,348	23,050	22,301

Approximately 84% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in the city of São José dos Campos.

Embraer fully supports the choice of union association of its employees. In Brazil, 5.2% of the our employees are unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

As of December 31, 2018, our board members owned 1,201 of our common shares, our executive officers owned 1,010 of our common shares and each fiscal council members owned one of our common shares. None of the officers or directors individually owns more than 1% of the outstanding common shares. See “Item 6B. Compensation—Stock Option Plan” for a description of our stock option plan applicable to our management and employees, including those of our subsidiaries.

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

The table below sets forth information related to the amount of shares held by our significant shareholders. As of the date of this annual report, in accordance with the most recent shareholder position informed to us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	106,656,095	14.40
Mondrian Investments Partners Limited(3)	73,587,000	9.94
BNDES Participações S.A.BNDESPAR(4)	39,762,489	5.37
Blackrock INC(5)	37,176,992	5.02
União Federal/Brazilian government(6)	1	0.00
Shares in company treasury	4,636,258	0.63
Others	478,646,209	64.64

Total	740,465,044	100.00

(1)	The amount of shares includes our ADS.
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

There have been no significant changes in percentage ownership by any major shareholder in the past three years. On December 31, 2018, we had approximately 41,531 holders of common shares, including common shares in the form of ADSs. According to the most accurate information available to us, on December 31, 2018, an aggregate of 86,508,495 common shares in the form of ADSs were held by 139 record holders, including DTC in the United States.

7B. Related Party Transactions

The Brazilian Government

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purposes). For further information on the voting rights of our golden share, see “Item 10B. Additional Information—Memorandum and Articles of Association—Description of Capital Stock—Voting Rights of Shares—Golden Share.” As of December 31, 2018, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly-owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related party transactions.”

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

For further information on the role of the Brazilian government in our business activities, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements,” “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3D. Key Information—Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For further information regarding our related party transactions, see Note 15 to our 2018 audited consolidated financial statements.

A Major Customer (Brazilian Government)

The Brazilian government, mainly through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2018, the Brazilian government, mainly through the Brazilian Air Force, accounted for 48.1 % or US$ 346.7 million of the revenue of our Defense and Security business. In addition, as of December 31, 2018, the Brazilian Air Force owed us US$90.3 million in trade account receivables and had a credit against us of US$42.3 million in customer advances. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4B. Information on the Company—Business Overview—Defense and Security Business.”

Financing Source

BNDES

We are borrowers under a number of credit facilities from BNDES, the sole parent of BNDESPAR, one of our significant direct shareholders and an affiliate of the Brazilian government. As of December 31, 2018, we had a total outstanding balance of loans borrowed from BNDES in the aggregate amount of US$ 191.5 million. For further information on the amounts, maturity dates and interest rates of the principal loans we have with BNDES, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

FINEP

We maintain credit facilities with FINEP, which as of December 31, 2018, had a total outstanding balance of US$ 56.6 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For further information on the amounts, maturity dates and interest rates of the principal loans we have with FINEP, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Banco do Brasil

Banco do Brasil is a publicly-listed, state-owned bank controlled by the Brazilian government. As of December 31, 2018, we maintained outstanding non-recourse and recourse debt with Banco do Brasil in the total amount of US$314.3 million, which is recorded as a non-current liability on our statement of financial position.

Customer Financing by BNDES

The Brazilian government has been an important source of export financing for our customers through BNDES-exim program, managed by BNDES. For further information on our aircraft financing arrangements, see “Item 4B. Information on the Company—Business Overview—Aircraft Financing Arrangements”.

A Service Provider (Banco do Brasil)

As of December 31, 2018, we maintained cash and cash equivalents of US$12.3 million with Banco do Brasil and several of its affiliates. As of that date, we also had deposited with Banco do Brasil an amount of US$ 314.3 million, which served as collateral for a loan extended by Banco do Brasil to one of our subsidiaries. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. We maintained US$9.4 million deposited as collateral for a loan with BNDES. These services include maintaining our checking account.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3A. Key Information—Selected Financial Data.”

Legal Proceedings

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see notes 21 and 24to our 2018 audited consolidated financial statements.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications and the increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payments or recover past payments.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the SELIC rate, the key lending rate of the Central Bank, and we make an accrual to the interest income (expenses), net line item of our statements of income. As of December 31, 2018, there was a US$58.0 million provision recorded as a liability (taxes and labor related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these challenges, see Note 24 to our 2018 audited consolidated financial statements.

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

•	The DOJ agreed to defer prosecution for three years for the acts acknowledged by us in a DPA, after which period the charges will be dismissed if we do not violate the terms of the DPA.

•	We agreed to an external and independent monitorship for a period of three years.

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

On February 22, 2017, in compliance with the Final Agreements, we hired the lawyer Alexandre Herman Rene as our external independent monitor, with the approval of the DOJ and the SEC, to assess our compliance with the Final Agreements, especially regarding the effectiveness of controls and procedures to reduce the risk of any FCPA violations. The monitor has been preparing annual reports containing certain observations and recommendations to further improve our anti-corruption and compliance policies and procedures.

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

We will continue to cooperate with governmental authorities, as circumstances may require. In this regard, on February 23, 2017, we entered into an Exoneratory Agreement with Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018 we entered into a collaboration agreement with the Attorney General’s Office of the Dominican Republic in exchange for our cooperation with ongoing investigations in that country and paid US$7.0 million to the Dominican Republic.

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

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. For further information on our legal proceedings, see notes 21 and 24 to our 2018 audited consolidated financial statements.

Class Action

In August 2016, a putative securities class action was filed in a U.S. court against the Company and certain of its former and current executives. On March 30, 2018, the court granted a motion to dismiss in our favor, and the plaintiffs did not appeal against this decision. Therefore, this class action was dismissed.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under IFRS. In accordance with the Brazilian Corporate Law and our bylaws, the amounts available for dividend distribution are the amounts determined under IFRS in our parent company financial statements. The amount for distribution is equal to our net income after taxes less (or plus):

•	any amounts allocated from the net income after taxes to the legal reserve, and

•	any amounts allocated from the net income after taxes to a contingency reserve for anticipated losses or the reversion of the reserve constituted on previous fiscal years.

For further information on amounts available for distributions, see Note 27 to our 2018 audited consolidated financial statements.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for the reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$204.4 million, which was equal to 13.1% of our capital stock as of December 31, 2018.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year for which the anticipated loss was forecasted if the loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, the amount for distribution may be limited to the fiscal year’s net profit already realized, and the difference between the amounts shall be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

•	price-level restatement of statement of financial position accounts;

•	the share of equity earnings of affiliated companies; and

•	profits from installment sales to be received after the end of the next succeeding fiscal year.

According to our bylaws and subject to shareholder approval, our board of directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes under IFRS. The reserve may not exceed 80% of our capital stock. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. The balance of the investment and working capital reserve may be used:

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

Otherwise, the reserved amounts, except for the contingency reserve and the unrealized revenue reserve that exceeds our capital stock must be used to increase our capital or be distributed as a cash dividend.

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

As of December 31, 2018, unappropriated retained earnings of US$2,182.3 million were recorded in our statutory parent company books under IFRS. As of December 31, 2018, the amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

For further dividends information, see Note 27 to our 2018 audited consolidated financial statements.

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

The Brazilian Corporate Law allows a company to pay interim dividends out of preexisting and accumulated profits determined under IFRS for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our bylaws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided that the mandatory dividend has already been distributed to the shareholders. Our bylaws also permit us to prepare financial statements semiannually and for shorter periods. Our board of directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, the dividends cannot exceed the amount of capital reserves.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs will be held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our shares. Our current registrar is Banco Itaú Corretora de Valores S.A.. The depositary electronically registers the common shares underlying our ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.

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

History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treats those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. The interest is limited to the daily pro rata variation of the TJLP (long term interest rate) and cannot exceed the greater of:

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders:

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
April 15, 2015(3)	Full year of 2014	16.1	6.1
March 03, 2015(2)	First quarter of 2015	29.4	9.2
June 11, 2015(2)	Second quarter of 2015	29.4	9.5
August 06, 2015(2)	Third quarter of 2015	29.4	8.3
December 10, 2015(2)(4)	Fourth quarter of 2015	29.5	7.6
March 10, 2016(2)	First quarter of 2016	29.5	8.3
June 9, 2016(2)	Second quarter of 2016	29.4	9.2
September 15, 2016(2)	Third quarter of 2016	14.7	4.5
March 8, 2017(2)	First quarter of 2017	29.4	9.3
April 12, 2017(3)	Full year of 2016	75.0	23.4
June 2, 2017(2)	Second quarter of 2017	29.4	8.9
September 6, 2017(2)	Third quarter of 2017	29.3	9.2
December 14, 2017(2)(5)	Fourth quarter of 2017	66.0	19.9
March 5, 2018(2)	First quarter of 2018	14.7	4.4
June 14, 2018(2)	Second quarter of 2018	14.7	3.8
September 13, 2018(3)	Full year of 2018	7.3	1.8
December 14, 2018(3)(6)	Full year of 2018	7.4	1.9

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2015 but paid in 2016.
(5)	Amount declared in 2017 but paid in 2018.
(6)	Amount declared in 2018 but paid in 2019.

In 2018, we distributed US$ 11.9 million in interest on shareholders’ equity and interim dividends approved by Statutory Board of Directors in connection with shareholders’ equity reserves. In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. No dividends were approved for 2016. For further information on mandatory distribution of dividends, see “Item 8A. Financial Information—Mandatory Distribution.”

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

No significant changes or events have occurred after the close of the statement of financial position date as of December 31, 2018, other than the events already described in this annual report.

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

The B3 is less liquid than the NYSE and other major exchanges in the world. The B3 had an aggregate market capitalization of approximately R$3.6 trillion, equivalent to US$916billion as of December 31, 2018. In comparison, the NYSE had a market capitalization of approximately US$20.7 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2018, we accounted for approximately 0.5% of the market capitalization of all listed companies on the B3.

There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges. During the one-year period ended December 31, 2018, the ten largest companies listed on the B3 represented approximately 46.0% of the total market capitalization of all listed companies.

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (iii) comply with minimum quarterly disclosure standards, (iv) follow stricter disclosure policies, with regards to contracts with related parties, material contracts and transactions made by controlling shareholders, directors and officers involving securities issued by the issuer, (v) submit any existing shareholders’ agreements and stock option plans to the B3 and (vi) make a schedule of corporate events available to shareholders.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (i) comply with all of the listing requirements for Level 1 companies, (ii) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block, (iii) grant voting rights to holders of common shares in connection with certain corporate restructurings and related party transactions, including (1) any transformation of the company into another corporate form, (2) any merger, consolidation or spin-off of the company, (3) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (4) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (5) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (6) any changes to these voting rights, (iv) have a board of directors composed of at least five members, of which 20% must be independent directors, with a term limited to two years, (v) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or IFRS, (vi) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (vii) adhere exclusively to the rules of the B3 Arbitration Chamber for resolution of disputes between the company and its investors.

To be listed on the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (i) issuing only voting shares, (ii) have at least two, or the equivalent of 20% of the board members, whichever is bigger, independent members on the board of directors, with a term limited to two years, (iii) follow stricter disclosure policies with regards to the company’s policies, the internal rules of procedures, the code of business conduct and periodic reports of the audit committee, and (iv) adopt stricter compliance procedures, including an audit committee, an internal audit and other risk management controls. Regarding the obligation to ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, for the companies listed on the Novo Mercado, the threshold might be reduced to 15% of its capital stock, provided its average daily trading volume remains equal to or greater than R$25.0 million, taking into account the trades performed during the previous 12 months. Our shares are listed on the Novo Mercado segment.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM (the Brazilian Securities and Exchange Comission), which has regulatory authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs have obtained an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

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

Description of Capital Stock

General

As of December 31, 2018, our capital stock consisted of a total of 740,465,044 common shares, without par value, including 4,977,698 common shares held in treasury and one special class of common share known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,00 common shares without seeking specific shareholder approval. All of our 735, 482,105 outstanding shares are fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized amounts. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital which they have subscribed but not fully paid in.

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

In 2018, we did not approve a share buyback program.

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

For purposes of our bylaws, “non-Brazilian shareholders” are any individuals, legal entities, investment funds or clubs and any other organizations that are not considered Brazilian shareholders and that cannot evidence that they satisfy the requirements to for registration as Brazilian shareholders, according to our bylaws.

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

Transfers of shares by a non-Brazilian shareholder are made in the same way and entered into by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

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

Election of Board of Directors

The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees. The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

Arbitration

Any disputes or controversies relating to the regulations of the Novo Mercado, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the B3 Arbitration Chamber (“Rules”).

According to item 1.4 of the Rules, unless otherwise agreed by the Parties, the parties should be bound by the Rules in force on the date of the request for arbitration. Any shareholder that becomes a holder of shares representing our control agrees to comply with the rules of the B3 Arbitration Chamber. These provisions will not apply however, in the event of a dispute or controversy related to our golden share.”

Going Private Process

If our shareholders determine to take us private and at that time we are controlled by a shareholder, or a group of shareholders, the controlling shareholder or group of shareholders is responsible for conducting a public tender offer for the acquisition of our shares. If our shareholders determine to take us private and at that time we are subject to widespread control, we must conduct the public tender offer, within the limits imposed by applicable law. In this case, we may only purchase shares from shareholders that have voted in favor of our Company becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of the “going private” decision and that have accepted the public tender offer.

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

The public tender offer must be made at a fair price based on a valuation report of the Company, which means that the offer for the purchase of the totality of shares must be equivalent to at least the value of the Company as appraised. According to our bylaws, the price per share shall be equivalent to, at least, the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be borne by the offeror.

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

If we delist from the Novo Mercado, by decision taken at a shareholders’ meeting, any controlling shareholder or group of controlling shareholders at the time, if any, must conduct a public tender offer for the acquisition of our outstanding shares (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). According to our bylaws, the price per share shall be equivalent to, at least, the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). In addition, the Novo Mercado regulation establishes that the offer for the purchase of the totality of shares must be equivalent to at least the fair value of the Company as appraised. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the offeror.

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

On January 24, 2019, we entered into the Master Transaction Agreement and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing will acquire the controlling stake in Embraer’s commercial aviation business unit and Embraer or a subsidiary of Embraer and Boeing or a subsidiary of Boeing will form a joint venture for the promotion and development of new markets and applications for the KC-390 multi-mission aircraft.

Pursuant to the terms and conditions of the Master Transaction Agreement, Embraer will contribute certain assets and rights related to its commercial aviation business to the Commercial Aviation NewCo and the Commercial Aviation NewCo will assume certain liabilities and obligations related to Embraer’s commercial aviation business and, in exchange for it, the Commercial Aviation NewCo will issue common shares and redeemable preferred shares to Embraer. The Commercial Aviation NewCo’s redeemable preferred shares will have a liquidation preference, receive an annual fixed cumulative dividend payable at a 3.3% rate, be redeemable after two years from the date of issuance, and have no voting rights.

Subject to the conditions in the Master Transaction Agreement, upon consummation of the Transaction, Boeing Brazil will acquire 80.0% of the issued and outstanding common shares and redeemable preferred shares of the Commercial Aviation NewCo, through the subscription of new shares to be issued by the Commercial Aviation NewCo and the acquisition directly from Embraer of existing shares issued by the Commercial Aviation NewCo to Embraer, at the Estimated Value. The Estimated Value is subject to adjustments customary for transactions of the same nature including for net debt and net working capital of the Commercial Aviation NewCo at the closing date of the Transaction.

Until the effective implementation of the Transaction, both parties will conduct their respective businesses completely separate and independent of each other and Embraer will conduct its commercial aviation business in the ordinary course, consistent with past practice.

The foregoing description is only a summary of certain provisions of the Master Transaction Agreement and is qualified in its entirety by reference to the copy of the executed Master Transaction Agreement which is filed as an exhibit to this annual report.

In addition, as part of the Transaction, Embraer and Boeing (or any of their respective subsidiaries) will form a joint venture for the promotion and development of new markets and applications for the multi-mission airplane KC-390, based on jointly identified opportunities, and development, manufacture and sales of the KC-390, in which joint venture Embraer or its subsidiary will hold the majority of the share capital.

The KC-390 NewCo will be EB Defense, LLC, a Delaware limited liability company incorporated by the Embraer Member Entity and in which the Embraer Member Entity is currently the sole member. Embraer or Embraer Member Entity will hold 51% and Boeing or the Boeing Member Entity will hold 49% of the membership interests of EB Defense, LLC, in accordance with the Amended and Restated Limited Liability Company Agreement, to be entered into and become effective upon the closing of the Transaction.

The foregoing description is only a summary of certain provisions of the Contribution Agreement and is qualified in its entirety by reference to the copy of the executed Contribution Agreement which is filed as an exhibit to this annual report.

Embraer expects that the strategic partnership with Boeing will generate synergies and other benefits to Embraer. For further information on our strategic partnership with Boeing, see Explanatory Note on page 3 of this annual report. The consummation of the Transaction remains subject to (i) approval by antitrust authorities in Brazil, the United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions. For risks relating to the Transaction, see “Item 3D. Risk Factors—Risks Relating to Embraer—The consummation of the strategic partnership with Boeing is subject to conditions, some or all of which may not be satisfied or completed within the expected timeframe, if at all. Failure to complete the proposed Transaction could adversely affect our business, financial condition and operating results and the trading price of our common stock and ADSs, “—Our strategic partnership with Boeing may not be implemented successfully or the implementation may be more difficult, time consuming or costly than expected,” and “—Although we expect that the strategic partnership with Boeing will result in synergies and other benefits to us, those benefits may not be realized fully or at all or may not be realized within the expected time frame.”

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

Taxation of Dividends. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year. There could be a question regarding a potential taxation on dividends supported by profits earned in the 2014 calendar-year, due to the new rules introduced in Brazil in order to aligning the Brazilian tax system with the International Financial Reporting Standards, or IFRS, as of January 1, 2015. However, any withholding tax related to 2014 profits will be borne by us, if due.

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

Low or Nil Taxation Jurisdictions. On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (Tax Favorable Jurisdictions) and (ii) the privileged tax regimes, or PTR, which definition is provided by Law No. 11,727, of June 23, 2008. Brazilian tax authorities periodically update the list of countries/jurisdictions and regimes that shall be treated as Tax Favorable Jurisdiction and PTR.

The concept of PTR, encompasses the countries and jurisdictions that: (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax benefits to non-residents (1) with no requirement to carry out substantial economic activity within the territory or (2) on the condition that they do not carry out substantial economic activity within the territory; (iii) do not tax income from outside its territory, or taxes it at less than 20%; or (iv) do not disclose certain information on the ownership and beneficial ownership of assets or on transactions within its territory, or imposes restrictions on disclosure of that information.

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

•

certain taxpayers who file applicable financial statements required to recognize income for U.S. federal income tax purposes no later than when the associated revenue is reflected on such financial statements;

•	U.S. Holders whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of Embraer’s total combined vote or value of its outstanding common shares or ADSs;

•	persons who acquired Embraer common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons holding Embraer common shares or ADSs in connection with a trade or business conducted outside the United States.

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

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Embraer common shares or ADSs, the tax treatment of such partnership and each partner will generally depend upon the status of the partner in such partnership and upon the activities of the partnership. Partnerships that hold Embraer common shares or ADSs, and partners of a partnership holding such common shares or ADSs, are urged to consult their own tax advisors regarding the consequences of the purchase, ownership and disposition of Embraer common shares or ADSs.

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

Dividends paid by Embraer will not be eligible for the dividends received deduction allowed to domestic corporations under the Code.

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

Subject to the discussion above regarding concerns expressed by the U.S. Treasury and a number of other complex limitations and conditions (including a limit on credits that may be claimed with respect to qualified dividend income (as defined below)), a U.S. Holder will generally be entitled to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on Embraer’s common shares or ADSs. U.S. Holders who do not elect to claim a credit for foreign taxes may instead claim a deduction in respect of such Brazilian withholding taxes. Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2018 taxable year. In addition, based on Embraer’s audited or projected financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Embraer does not anticipate becoming a PFIC for its 2019 taxable year. However, because this determination is based on the nature of Embraer’s income and assets from time to time, involves the application of complex tax rules, and since Embraer’s view is not binding in the courts or the IRS, no assurances can be provided that Embraer will not be considered a PFIC for the current, or any past or future tax year. The potential application of the PFIC rules is further discussed below.

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

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017

On December 22, 2017 Public Law 115-97, informally referred to as the Tax Cuts and Jobs Act (the Act), was enacted and includes several provisions that affect the Company. The Act introduced tax reform that reduced the current corporate federal income tax rate from 35% to 21%, enacted a more restrictive policy in terms of the deductibility of interest, allows full expensing of certain qualified property including short-lived capital investments for five years and introduced a base erosion and anti-abuse tax (the BEAT), among other provisions.

For the year ended December 31, 2018, the Company recorded an immediate write-off of capital investments in the amount of $21.6 million corresponding to qualified property placed in service in 2018. For the year ended December 31, 2017, the Company recorded an immediate write-off of capital investments in the gross amount of $4.8 million corresponding to qualified property placed in service after September 27, 2017 and before December 31, 2017.

Effective for tax years beginning after December 31, 2017, the Act allows domestic corporations a new tax deduction in the amount of 37.5% of foreign derived intangible income (FDII). For the year ended December 31, 2018, the Company’s estimated FDII deduction is approximately $2.9 million. However, for the year ended December 31, 2018 the Company was no longer eligible to deduct the domestic production activities deduction (DPAD), which was repealed by the Act and was equal to 9% of the lesser of the taxpayer’s qualified production activities income or the taxpayer’s taxable income for the tax year. For the year ended December 31, 2017, the Company‘s DPAD deduction was approximately $8.7 million.

For the year ended December 31, 2017, the Company determined that the Act required a revaluation of its deferred tax assets and liabilities considering that these are measured using the enacted tax rates expected to apply to taxable income in years in which the related temporary differences are expected to be recovered or settled. For the year ended December 31, 2017, the Company recorded a net reduction of approximately $9.0 million in the value of its deferred tax liabilities that is affected by the rate change, which was recorded as a reduction to income tax expense in the Company’s consolidated statement of income. There were no subsequent revaluations of the Company’s deferred tax assets and liabilities due to the rate change for the year ended December 31, 2018.

Effective January 1, 2018, the BEAT is applicable to certain corporate taxpayers that make payments to foreign related parties for which a deduction is otherwise allowable, or for payments made in connection with acquisition of depreciable property. Payments for items which are a component of cost of sales are treated as a reduction of gross receipts and are excluded from the scope of the provision. The vast majority of payments made by the Company and its subsidiaries to foreign related parties are for procurement of aircraft parts. Most of these payments are recorded as a component of cost of sales and therefore are excluded from the BEAT base In addition, the Act contains significant new limitations on the ability of a taxpayer to deduct business interest paid or accrued on debt properly allocable to a trade or business. The Company has performed an assessment of the impact of BEAT as well as the interest expense limitation rules and concluded that these provisions are not applicable to the Company for the year ended December 31, 2018.

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

Our short and long-term debt obligations totaled US$3,647.7 million as of December 31, 2018 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$ 3,341.4 million), US$3,172.1 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$169.4 million, which corresponds to 5.1% of our debt denominated U.S. dollars, was indexed to LIBOR. It is likely that we will have to transition away from the LIBOR as a benchmark to our debt in 2021, as the banks’ obligations to report information used to set LIBOR will cease by then. We have not yet analyzed the effects of this transition.

Of our US$286.6 million Brazilian real-denominated debt as of December 31, 2018, US$1.9 million bears interest at a variable rate based on the TJLP, and US$284.7 million bears interest at a fixed rate of 4.5% per annum. The TJLP was 7.0% per annum as of December 31, 2018. Our Euro denominated debt totaled US$19.6 million as of fixed rate as of December 31, 2018.

The table below provides information about our short-term debt obligations as of December 31, 2018 that are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2018(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	5.33	34.3	34.5
U.S. dollars (LIBOR indexed)	4.19	21.6	26.8
Euro (fixed rate)	0.00	0	0
Reais (fixed rate)	4.51	122.8	124.1
Reais (TJLP indexed)	5.50	0.6	0.6

Total short-term debt		179.3	186.0

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2018.

The table below provides information about our long-term debt obligations as of December 31, 2018 that are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2018(1)	TotalAmount Outstanding	2020	2021	2022	2023	2024 and There-after	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	5.33	3,137.8	162.2	199.5	499.1	508.2	1,768.8	3,274.5
U.S. dollars (LIBOR indexed)	4.19	147.8	2.1	16.6	0.5	0.6	128.0	148.2
Euro (fixed rate)	0.00	19.6	3.1	2.8	3.5	3.5	6.7	19.6
Reais (fixed rate)	4.51	161.9	69.0	68.2	16.1	8.6	—	127.1
Reais (TJLP indexed)	5.50	1.3	0.6	0.5	0.2	—	—	1.1

Total long-term debt		3,468.4	237.0	287.6	519.4	520.9	1,903.5	3,570.5

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2018.

In order to manage our interest rate risk on our monetary liabilities, we have entered into a number of swaps, which effectively convert US$284.7 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations; and convert US$102.6 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2018, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2018(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	5.32	36.2	40.1
U.S. dollars (LIBOR indexed)	2.98	19.8	21.2
Euro (fixed rate)	0.00	0	0
Reais (fixed rate)	0.00	0	0
Reais (CDI indexed)	2.45	122.7	124.1
Reais (TJLP indexed)	5.50	0.6	0.6

Total short-term debt		179.3	186.0

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2018.

The table below provides information about our long-term debt obligations as of December 31, 2018, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2018(1)	Total Amount Outstanding	2020	2021	2022	2023	2024 and There-after	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	5.32	3,239.9	162.6	200.0	499.7	508.7	1,868.9	3,377.7
U.S. dollars (LIBOR indexed)	2.98	45.7	1.7	16.1	—	—	27.9	45.0
Euro (fixed rate)	0.00	19.6	3.1	2.8	3.5	3.5	6.7	19.6
Reais (CDI indexed)	2.45	161.9	69.0	68.2	16.1	8.6	—	127.1
Reais (TJLP indexed)	5.55	1.3	0.6	0.5	0.2	—	—	1.1

Total long-term debt		3,468.4	237.0	287.6	519.5	520.8	1,903.5	3,570.5

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2018.

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

Our cash flow exposure comes as a result of the fact that approximately 6.0% of our net revenues and 30% of our total costs are denominated in reais. Having more real denominated costs than revenues generates the exposure. For further information on our hedges and derivate instruments, see Note 8 to 2018 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2018, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2019	2020	2021	2022	2023	There- after	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	406.5	406.5	—	—	—	—	—	406.5
In Euro	47.7	47.7	—	—	—	—	—	47.7
In other currencies	6.8	6.8	—	—	—	—		6.8
Trade accounts receivable
In Reais	10.7	10.7	—	—	—	—	—	10.7
In Euro	33.1	33.1	—	—	—	—	—	33.1
Deferred income tax assets
In Reais	17.9	12.6	1.1	1.1	1.1	1.1	0.9	17.9
In Euro	2.8	2.0	0.2	0.2	0.2	0.2	—	2.8
In other currencies	0.9	0.6	0.1	0.1	0.1	—	—	0.9
Other assets
In Reais	265.8	182.1	83.7	—	—	—	—	265.8
In Euro	11.5	10.3	1.2	—	—	—	—	11.5
In other currencies	0.6	0.6	—	—	—	—	—	0.6
Total assets in Reais	700.9	611.9	84.8	1.1	1.1	1.1	0.9	700.9
Total assets in Euro	95.1	93.1	1.4	0.2	0.2	0.2	—	95.1
Total assets in other currencies	8.3	8.0	0.1	0.1	0.1	—	—	8.3
LIABILITIES
Loans
In Reais	286.6	123.4	69.6	68.7	16.3	8.6	—	286.6
In Euro	19.6	—	3.1	2.8	3.5	3.5	6.7	19.6
Accounts payable to suppliers
In Reais	77.1	77.1	—	—	—	—	—	77.1
In Euro	27.2	27.2	—	—	—	—	—	27.2
In other currencies	72.2	72.2	—	—	—	—	—	72.2
Customer advances
In Reais	159.7	159.7	—	—	—	—	—	159.7
Other accounts payable & accrued liabilities
In Reais	377.7	261.3	116.4	—	—	—	—	377.7
In Euro	18.9	14.6	4.3	—	—	—	—	18.9
In other currencies	3.9	3.6	0.3	—	—	—	—	3.9
Taxes and payroll charges payable
In Reais	120.3	62.0	58.3	—	—	—	—	120.3
In Euro	4.5	4.5	—	—	—	—	—	4.5
Accrued taxes on income
In Reais	32.3	32.3	—	—		—	—	32.3
In Euro	(4.4)	(4.4)	—	—	—	—	—	(4.4)
In other currencies	2.9	2.9	—	—	—	—	—	2.9
Deferred income tax liabilities
In Reais	224.7	158.0	13.5	13.3	13.3	13.3	13.3	224.7
In Euro	11.2	7.9	0.7	0.7	0.7	0.7	0.5	11.2
In other currencies	0.8	0.8	—	—	—	—	—	0.8
Accrued dividends
In Reais	5.0	5.0	—	—	—	—	—	5.0
Contingencies
In Reais	48.8	15.4	14.0	14.0	14.0	14.0	(22.6)	48.8
In Euro	4.3	—	1.8	1.8	1.8	1.8	(2.9)	4.3
Total liabilities in Reais	1,332.2	894.2	271.8	96.0	43.6	35.9	(9.3)	1,332.2
Total liabilities in Euro	81.3	49.8	9.9	5.3	6.0	6.0	4.3	81.3
Total liabilities in other currencies	79.8	79.5	0.3	—	—	—	—	79.8
Total exposure in Reais	(631.3)	(282.3)	(187.0)	(94.9)	(42.5)	(34.8)	10.2	(631.3)
Total exposure in Euro	13.8	43.3	(8.5)	(5.1)	(5.8)	(5.8)	(4.3)	13.8
Total exposure in other currencies	(71.5)	(71.5)	(0.2)	0.1	0.1	—	—	(71.5)

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

Depositary Payments for the Year December 31, 2018

In 2018, JPMorgan paid US$2.4 million in connection with investor relations related expenses of Embraer incurred in 2018 that are eligible for reimbursement from JPMorgan under our contractual arrangements with that entity.

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

Our President and CEO, Paulo Cesar de Souza e Silva, and our executive vice-president and chief financial and investor relations officer, Nelson Krahenbuhl Salgado, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2018, the end of the period covered by this annual report, concluded that, as of this date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework 2013. Based on this assessment, our management concluded that, as of December 31, 2018, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-3.

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

The following table sets forth by category of service the total fees for services performed by KPMG Auditores Independentes during the fiscal year ended December 31, 2017 and PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2017 and 2018:

Principal accountant fees and services	Year ended December 31,
	2018	2017
	(in US$ thousands)
Audit Fees	3,583.2	2,877.8
Audit-Related Fees	25.9	25.9
Tax Fees	44.9	268.1

All Other Fees	52.4	665.0

Total	3,706.4	3,836.9

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

Pre-Approval Policies and Procedures

Our board of directors approves all audit and audit-related services provided by KPMG Auditores Independentes in 2016 and PricewaterhouseCoopers Auditores Independentes in 2017 and 2018. Any services provided by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our audit and risks committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016, 2015 and 2014 none of the fees paid to KPMG Auditores Independentes and in 2017 and 2018 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 10, 2016, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016.

On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 10/80. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. The common shares were repurchased from June 6 through August 29, 2017.

In 2018, we did not approve a share buyback program.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our bylaws, the board of directors will nominate a slate for the subsequent term of office. Our board of directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (i) one acting member (and his/her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his/her alternate) to be appointed by our employees. The remaining eight acting Directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. For further information on the election of our board of directors, see “Item 10B. Additional Information—Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly required to check on management. Embraer’s board of directors’ rules of procedure provide that the external members of the board of directors (who are comprised of members who do not hold any commercial, employment or management relationship with Embraer) shall meet on exclusive sessions to be held on the same day of and prior to the board of directors meetings to discuss the agenda of the meeting.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established this committee. Members of our board of directors are elected by our shareholders at a general shareholders’ meeting.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16B. Code of Ethics.” We usually review our Code of Ethics every two years. The latest version of the Code of Ethics is the 5th Edition, and was approved on December 8, 2016.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Bylaws of Embraer approved at the Special Shareholders’ Meeting held on May 4, 2016 (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2017, as filed on March 23, 2018.
2.1	Form of Amended and Restated Deposit Agreement, as amended, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the Form of American Depositary Receipts, incorporated herein by reference from Exhibit (a)(2) to Embraer’s Registration Statement No. 333-133162.
2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.
4.1	Master Transaction Agreement, entered into by and among Embraer, Boeing, Boeing Brazil and the Commercial Aviation NewCo, dated as of January 24, 2019.
4.2	Contribution Agreement, entered into by and among EB Defense, LLC, Boeing Member Entity, Boeing, Embraer Member Entity, and Embraer, dated as of January 24, 2019.
8.1	List of Embraer’s subsidiaries.
11.1	Code of Ethics and Conduct, dated December 8, 2016, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2017, as filed on March 23, 2018.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EMBRAER S.A.

By :	/s/ PAULO CESAR DE SOUZA E SILVA
Name:	Paulo Cesar de Souza e Silva
Title:	President and Chief Executive Officer

By:	/s/ NELSON KRAHENBUHL SALGADO
Name:	Nelson Krahenbuhl Salgado
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer

Date: March 29, 2019

Embraer S.A.

Consolidated Financial Statements

as of December 31, 2018

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embraer S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Embraer S.A. and its subsidiaries (“the Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.2.1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Auditores Independentes

São José dos Campos, Brazil

March 29, 2019

We have served as the Company’s auditor since 2017.

The Board of Directors and Shareholders

Embraer S.A.

We have audited the consolidated statement of financial position of Embraer S.A. and subsidiaries as at January 1, 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embraer S.A. and subsidiaries as at January 1, 2017, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As discussed in note 2.2.1 to the consolidated financial statements, the Company has changed its method of accounting for financial instruments and revenue due to the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

/s/ KPMG Auditores Independentes

São José dos Campos, Brazil

March 21, 2017, except as to the retrospective adjustments described in note 2.2.1 to the consolidated financial statements, which is as of March 29, 2019.

Embraer S.A.

Consolidated Statements of Financial Position as of December 31, 2018, 2017 and January 01, 2017

(In millions of U.S. dollar)

ASSETS	Note	12.31.2018	12.31.2017	01.01.2017
			(Restated)*	(Restated)*
CURRENT
Cash and cash equivalents	5	1,280.9	1,270.8	1,241.5
Financial investments	6	1,743.4	2,366.1	1,775.6
Trade accounts receivable, net	7	318.0	297.0	336.8
Derivative financial instruments	8	5.4	29.5	21.0
Customer and commercial financing		1.2	2.1	8.5
Collateralized accounts receivable	9.1	218.5	185.6	142.8
Contract assets	30	358.0	447.5	370.6
Inventories	11	2,507.0	2,148.7	2,496.4
Guarantee deposits	10	339.9	0.1	—
Income tax and social contribution		95.3	76.9	80.7
Other assets	12	203.4	255.3	349.7

		7,071.0	7,079.6	6,823.6

NON-CURRENT
Financial investments	6	183.5	251.2	173.1
Derivative financial instruments	8	4.1	4.8	11.1
Customer and commercial financing		10.5	14.3	28.9
Collateralized accounts receivable	9.1	17.4	103.1	180.5
Guarantee deposits	10	9.8	393.8	511.4
Deferred income tax and social contribution	22.1	21.6	13.4	11.6
Other assets	12	105.6	121.5	156.9

		352.5	902.1	1,073.5
Investments		6.3	5.6	3.9
Property, plant and equipment, net	15	1,964.7	2,104.9	2,154.2
Intangible assets, net	16	1,898.8	1,882.4	1,664.6

		4,222.3	4,895.0	4,896.2

TOTAL ASSETS		11,293.3	11,974.6	11,719.8

*	See Note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position as of December 31, 2018, 2017 and January 01, 2017

(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2018	12.31.2017	01.01.2017
			(Restated)*	(Restated)*
CURRENT
Trade accounts payable	18	892.1	824.7	952.1
Loans and financing	19	179.3	388.9	510.3
Recourse and non-recourse debt	9.2	324.0	17.6	22.9
Other payables	20	288.4	292.2	379.5
Contract liabilities	30	1,045.4	1,001.1	1,086.8
Derivative financial instruments	8	8.1	8.8	8.4
Taxes and payroll charges payable	21	68.4	70.7	43.6
Income tax and social contribution		48.0	16.1	25.9
Financial guarantee and residual value	23	51.0	22.2	49.7
Dividends payable		5.0	36.8	24.8
Unearned income		2.0	—	—
Provision	24.1	116.9	124.1	123.8

		3,028.6	2,803.2	3,227.8

NON-CURRENT
Loans and financing	19	3,468.4	3,809.6	3,249.6
Recourse and non-recourse debt	9.2	17.4	346.5	351.0
Other payables	20	28.6	21.5	16.9
Contract liabilities	30	198.2	125.5	158.0
Derivative financial instruments	8	—	0.1	—
Taxes and payroll charges payable	21	58.2	70.2	67.9
Deferred income tax and social contribution	22.1	254.0	258.0	265.2
Financial guarantee and residual value guarantees	23	101.1	134.6	161.1
Unearned income		73.2	91.7	106.9
Provision	24.1	125.5	136.2	179.0

		4,324.6	4,993.9	4,555.6

TOTAL LIABILITIES		7,353.2	7,797.1	7,783.4

SHAREHOLDERS’ EQUITY
Capital	27.1	1,551.6	1,438.0	1,438.0
Treasury shares	27.3	(31.4)	(51.8)	(49.1)
Revenue reserves		2,433.7	2,743.2	2,566.1
Share-based remuneration		37.4	37.3	36.8
Accumulated other comprehensive loss		(145.6)	(107.7)	(135.7)
Retained earning		—	5.1	(12.1)

		3,845.7	4,064.1	3,844.0

Non-controlling interests		94.4	113.4	92.4

TOTAL SHAREHOLDERS’ EQUITY		3,940.1	4,177.5	3,936.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,293.3	11,974.6	11,719.8

*	See Note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income Years Ended

(In millions of U.S. dollar)

	Note	12.31.2018	12.31.2017	12.31.2016
			(Restated)*	(Restated)*
REVENUE		5,071.1	5,859.4	6,203.9
Cost of sales and services		(4,303.1)	(4,764.1)	(4,982.0)

GROSS PROFIT		768.0	1,095.3	1,221.9
Operating Income (expense)
Administrative		(182.6)	(179.1)	(164.3)
Selling		(304.2)	(315.9)	(353.4)
Research		(46.1)	(49.2)	(47.6)
Other operating income (expense), net	32	(199.4)	(210.4)	(442.6)
Equity in income (losses) of associates		(0.4)	1.2	(0.3)

OPERATING PROFIT BEFORE FINANCIAL RESULT		35.3	341.9	213.7
Financial income (expense), net	33	(171.5)	(40.6)	(37.5)
Foreign exchange gain (loss), net	34	—	6.6	4.4

PROFIT (LOSS) BEFORE TAXES ON INCOME		(136.2)	307.9	180.6
Income tax expense	22.2	(35.0)	(27.9)	(0.3)

NET INCOME (LOSS) FOR THE PERIOD		(171.2)	280.0	180.3

Atributable to :
Owners of Embraer		(178.2)	264.0	178.6
Non-controlling interests		7.0	16.0	1.7
Earnings per share-basic in US$	29.1	(0.24)	0.36	0.24
Earnings per share-diluted in US$	29.2	(0.24)	0.36	0.24

*	See Note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income Years Ended

(In millions of U.S. dollar)

	12.31.2018	12.31.2017	12.31.2016
		(Restated)*	(Restated)*
NET INCOME (LOSS) FOR THE PERIOD	(171.2)	280.0	180.3
ITEMS THAT WILL NOT BE RECLASSIFIED FOR THE STATEMENT OF INCOME
Actuarial gain (loss) on post-employment benefit obligation	1.1	9.2	(7.6)
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT AND LOSS
Financial instruments, net	0.4	(10.3)	11.0
Translation adjustments	(65.4)	34.1	(0.8)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS (i)	(63.9)	33.0	2.6

TOTAL OF COMPREHENSIVE INCOME	(235.1)	313.0	182.9

Attributable to:
Owners of Embraer	(216.1)	292.0	192.4
Non-controlling interests	(19.0)	21.0	(9.5)

	(235.1)	313.0	182.9

(i)	Items presented above are net of deferred income tax, if applicable, of US$ (2.8), US$ (3.8) and US$ 5.1 for the year ended December 31, 2018, 2017 and 2016, respectivelly.
*	See Note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Changes in Shareholders’ Equity Years Ended

(In millions of U.S. dollar)

				Revenue reserves					Accumulated other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal Reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Result in transactions with non-controlling interest	Actuarial gain (loss) on post- employment benefit obligation	Cumulative translation adjustment	Financial instruments	Total shareholders’ equity	Non-controlling interest	Total shareholders’ equity
At December 31, 2015	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	—	(4.2)	(41.9)	(102.8)	(0.6)	3,741.8	101.9	3,843.7

Adjustment related to accounting pratice change *	—	—	—	—	—	—	—	(24.6)	—	—	—	—	(24.6)	—	(24.6)

At January 01, 2016 (Restated)	1,438.0	(38.4)	35.4	41.6	183.4	6.6	2,224.7	(24.6)	(4.2)	(41.9)	(102.8)	(0.6)	3,717.2	101.9	3,819.1

Net income for the year	—	—	—	—	—	—	—	178.6	—	—	—	—	178.6	1.7	180.3
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	(7.6)	—	—	(7.6)	—	(7.6)
Translation adjustments	—	—	—	—	—	—	—	—	—	—	10.4	—	10.4	(11.2)	(0.8)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	11.0	11.0	—	11.0

Total comprehensive income	—	—	—	—	—	—	—	178.6	—	(7.6)	10.4	11.0	192.4	(9.5)	182.9

Share-based remuneration	—	—	1.4	—	—	—	—	—	—	—	—	—	1.4	—	1.4
Stock options grants exercised	—	6.4	—	—	—	—	—	(4.7)	—	—	—	—	1.7	—	1.7
Acquisition of own shares	—	(17.1)	—	—	—	—	—	—	—	—	—	—	(17.1)	—	(17.1)
Allocation of profits:
Dividends from 2015 approved in 2016	—	—	—	—	—	(6.6)	—	—	—	—	—	—	(6.6)	—	(6.6)
Investment in subsidy	—	—	—	1.0	—	—	—	(1.0)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	9.0	—	—	(9.0)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(22.0)	—	—	—	—	(22.0)	—	(22.0)
Dividends	—	—	—	—	—	—	—	(23.0)	—	—	—	—	(23.0)	—	(23.0)
Reserve for investments and working capital	—	—	—	—	—	—	106.4	(106.4)	—	—	—	—	—	—	—

At December 31, 2016 (Restated)	1,438.0	(49.1)	36.8	42.6	192.4	—	2,331.1	(12.1)	(4.2)	(49.5)	(92.4)	10.4	3,844.0	92.4	3,936.4

Net income for the year	—	—	—	—	—	—	—	264.0	—	—	—	—	264.0	16.0	280.0
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	9.2	—	—	9.2	—	9.2
Translation adjustments	—	—	—	—	—	—	—	—	—	—	29.1	—	29.1	5.0	34.1
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	(10.3)	(10.3)	—	(10.3)

Total comprehensive income	—	—	—	—	—	—	—	264.0	—	9.2	29.1	(10.3)	292.0	21.0	313.0
Share-based remuneration	—	—	0.5	—	—	—	—	—	—	—	—	—	0.5	—	0.5
Stock options grants exercised	—	12.3	—	—	—	—	—	(6.4)	—	—	—	—	5.9	—	5.9
Acquisition of own shares	—	(15.0)	—	—	—	—	—	—	—	—	—	—	(15.0)	—	(15.0)
Allocation of profits:
Government grants	—	—	—	4.3	—	—	—	(4.3)	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	12.0	—	—	(12.0)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	—	(47.3)	—	—	—	—	(47.3)	—	(47.3)
Dividends	—	—	—	—	—	—	—	(16.0)	—	—	—	—	(16.0)	—	(16.0)
Reserve for investments and working capital	—	—	—	—	—	—	160.8	(160.8)	—	—	—	—	—	—	—

At December 31, 2017 (Restated)	1,438.0	(51.8)	37.3	46.9	204.4	—	2,491.9	5.1	(4.2)	(40.3)	(63.3)	0.1	4,064.1	113.4	4,177.5

Net loss for the year	—	—	—	—	—	—	—	(178.2)	—	—	—	—	(178.2)	7.0	(171.2)
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	—	1.1	—	—	1.1	—	1.1
Translation adjustments	—	—	—	—	—	—	—	—	—	—	(39.4)	—	(39.4)	(26.0)	(65.4)
Financial instruments	—	—	—	—	—	—	—	—	—	—	—	0.4	0.4	—	0.4

Total comprehensive income	—	—	—	—	—	—	—	(178.2)	—	1.1	(39.4)	0.4	(216.1)	(19.0)	(235.1)
Share-based remuneration	—	—	0.1	—	—	—	—	—	—	—	—	—	0.1	—	0.1
Stock options grants exercised	—	20.4	—	—	—	—	—	(10.9)	—	—	—	—	9.5	—	9.5
Allocation of profits:
Government grants	—	—	—	0.1	—	—	—	(0.1)	—	—	—	—	—	—	—
Interest on own capital	—	—	—	—	—	—	(8.2)	—	—	—	—	—	(8.2)	—	(8.2)
Dividends	—	—	—	—	—	—	(3.7)	—	—	—	—	—	(3.7)	—	(3.7)
Increase in share capital	113.6	—	—	—	—	—	(113.6)	—	—	—	—	—	—	—	—
Reserve for investments and working capital	—	—	—	—	—	—	(184.1)	184.1	—	—	—	—	—	—	—

AT DECEMBER 31, 2018	1,551.6	(31.4)	37.4	47.0	204.4	—	2,182.3	(0.0)	(4.2)	(39.2)	(102.7)	0.5	3,845.7	94.4	3,940.1

*	See Note 2.2.1 for the discussion relating to the adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Cash Flows Years Ended

(In millions of U.S. dollar)

	Note	12.31.2018	12.31.2017	12.31.2016
			(Restated)	(Restated)
OPERATING ACTIVITIES
Net income (loss) for the period		(171.2)	280.0	180.3
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment	15	159.2	196.5	194.5
Realization of government grants		(3.6)	(3.3)	(3.1)
Amortization of intangible assets	16	112.8	146.2	173.9
Realization of contribution from suppliers	16	(22.0)	(27.3)	(38.3)
Loss (reversal) for inventory obsolescence		18.3	11.7	(23.9)
Adjustment to market value, inventory, property plant and equipment and intangible		99.5	110.2	82.8
Allowance for doubtful accounts		(7.8)	8.1	3.5
Losses on fixed assets disposal	15	19.8	18.6	19.6
Deferred income tax and social contribution	22.2	(21.2)	(12.9)	(137.5)
Accrued interest		(6.4)	(29.0)	(13.1)
Interest on marketable securities, net		(33.6)	(23.6)	(52.5)
Equity in associates gains and losses		0.4	(1.2)	0.3
Share-based remuneration		0.1	0.5	1.4
Foreign exchange gain (loss), net	34	20.7	6.0	(12.6)
Mark to market of the residual value guarantees	23	16.5	(13.3)	27.5
Provision for penalties		—	—	58.6
Provision for voluntary redundancy scheme		—	6.4	28.2
Other		(7.2)	(4.3)	(0.8)
CHANGES IN ASSETS
Financial investments		790.8	(244.6)	(307.7)
Derivative financial instruments		23.9	(1.7)	(21.6)
Collateralized accounts receivable and accounts receivable		(16.0)	4.6	140.7
Contract assets		104.1	(76.9)	17.1
Customer and commercial financing		4.6	21.0	18.8
Inventories		(281.9)	404.9	(136.9)
Other assets		43.5	249.4	103.7
CHANGES IN LIABILITIES
Trade accounts payable		70.1	(127.3)	(93.8)
Non-recourse and recourse debt		(22.6)	(9.9)	(10.9)
Other payables		(16.3)	(36.6)	(23.0)
Contribution from suppliers		125.5	86.0	123.9
Contract liabilities		101.2	(99.9)	(110.5)
Taxes and payroll charges payable		30.7	21.1	(153.1)
Financial guarantees		(21.2)	(40.7)	(87.7)
Other provisions		9.8	(53.9)	45.1
Unearned income		(12.9)	(11.8)	0.5

NET CASH GENERATED (USED) BY OPERATING ACTIVITIES		1,107.6	753.0	(6.6)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	15	(154.3)	(237.7)	(392.5)
Proceeds from sale of property, plant and equipment	15	0.3	19.1	2.9
Additions to intangible assets	16	(290.3)	(470.5)	(505.0)
Additions investments in subsidiaries and affiliates		(2.4)	(0.6)	(2.6)
Investments measured at amortized cost		(76.5)	(404.0)	(88.2)
Loans granted to jointly controlled entity		—	—	(12.3)
Dividends received		0.1	0.1	0.1
Restricted cash reserved for construction of assets		—	1.0	4.1

NET CASH USED IN INVESTING ACTIVITIES		(523.1)	(1,092.6)	(993.5)

FINANCING ACTIVITIES
Proceeds from borrowings		124.0	972.9	576.2
Repayment of borrowings		(596.3)	(540.2)	(523.7)
Dividends and interest on own capital		(40.6)	(54.1)	(28.2)
Proceeds from stock options exercised		9.5	5.9	1.7
Acquisition of own shares		—	(15.0)	(17.1)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES		(503.4)	369.5	8.9

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		81.1	29.9	(991.2)
Effects of exchange rate changes on cash and cash equivalents		(71.0)	(0.6)	67.2
Cash and cash equivalents at the beginning of the period		1,270.8	1,241.5	2,165.5

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,280.9	1,270.8	1,241.5

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

The Company’s shares [B3: EMBR3, NYSE: ERJ] are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. also holds American Depositary Shares (evidenced by American Depositary Receipts—ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”).

The explanatory notes to subsequent events contain clarifications on Embraer and The Boeing Company (NYSE: BA) strategic partnership. The terms approved define the creation of a joint venture involving Embraer’s commercial aviation assets and associated services, in which Boeing will hold an 80% ownership stake and Embraer the remaining 20%, as well as the creation of a joint venture to promote and develop new markets and applications for the multi-mission aircraft KC-390, with ownership of 51% for Embraer and 49% for Boeing.

Additional information about the transaction is disclosed in Notes 3.6 and 38.1.

These consolidated financial statements were approved by the Company’s Board of Directors on March 12, 2019.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which include (i) IFRS, (ii) the International Accounting Standard (“IAS”), and (iii) the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor, the Standing Interpretations Committee (“SIC”).

All informations presented in the consolidated financial statements are those considered relevant in the context of Company’s activities and for management purposes.

2.1.1	Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except when the account requires different criteria, and adjusted for assets and liabilities measured as at fair value in subsequent measurement, when applicable.

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

The areas which involve high degree of judgments or complexities, or assumptions and significant estimates to the consolidated financial statements, are disclosed in Note 3.

2.1.2	Consolidation

The consolidated financial statements include the balances of the December 31, 2018 financial statements of the Company and all subsidiaries directly or indirectly controlled by Embraer, special purpose entities (SPEs) controlled by the Company, as well as corporate venture capital investment funds (FIP), which is an associate accounted for by the equity method. The Company recognizes the assets, liabilities, revenues and expenses of jointly controlled entities in proportion to its shares in the joint operation.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.3	Corporate structure

Below are informations regarding the Company’s consolidated subsidiaries and joint operations:

Entity	Participation Embraer Group	Country	Core activities
ELEB – Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	EUA	Develops technological innovation research in aviation and related areas
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Embraer Aero Seating Technologies, LLC	100%	EUA	Production and maintenance of aircraft seats
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services LLC	51%	EUA	Pilot, mechanic and crew training
Embraer Aviation Europe - EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International - EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Defesa & Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply of the Brazilian Government’s Geostationary Defense and Strategic Communications Satellite System (SGDC)
Visiona Internacional B.V.	100%	Holanda	Integration and supply of the Brazilian Government’s (SGDC) System .
SAVIS Tecnologia e Sistemas S.A.	100%	Brazil	Operates in Defense and Security with the Brazilian Government
Embraer GPX Ltda	100%	Brazil	Aircraft maintenance services
Embraer Netherlands Finance B.V.	100%	Holland	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Holland	Concentrates corporate activities abroad
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	After sale services and support in Asia
Airholding SGPS S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production
Embraer CAE Training Services (UK) Limited	51%	United Kingdom	No operations
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer - Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer - Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sales and maintenance for after sales support in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Merco S.A.	100%	Uruguay	No operations -in the process of settlement

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Specific purpose entities (SPEs) - the Company organizes some of its aircraft sale financing transactions through SPEs and although it has no direct or indirect interest, it controls their operations or takes a majority share of their risks and rewards. Currently the only EPE that presents balance and therefore is consolidated is Refine, Inc. The EPEs in which Embraer is not a controlling shareholder are not consolidated based on fundamentals and technical analysis performed by Management. Except for the aforementioned consolidated SPEs, the Company does not have significant risks attributed to other structured operations involving SPEs.

Tepro Consortium - Entity constituted by SAVIS Tecnologia e Sistemas S.A, a company controlled by Embraer Defesa & Segurança, and Bradar Indústria S.A, a wholly-owned subsidiary newly incorporated by Embraer S.A, with the objective of assisting the Brazilian Army in the first phase of implementation of the Integrated Monitoring System (“Sisfron”) for the development of certain activities. Located in the city of Campinas, State of São Paulo, Brazil, it represents a direct ownership stake of 93.5% from SAVIS and 6.5% of Embraer S.A. (after the incorporation of Bradar Indústria S.A. in 2018).

Equity investment fund (FIP) - An Embraer initiative in conjunction with BNDES, FINEP and Desenvolve SP, created with the aim of strengthening the aerospace, aviation, defense and security supply chain and promoting integration of systems related to these sectors through support for small and medium enterprises. The transaction is not consolidated in the Company’s financial statements, but its results are presented in the equity income of associates in the consolidated statements of income.

Embraer Ventures Equity Investment Fund - Exclusive fund created to provide technological and finance support through investment to small and medium businesses focused on disruptive innovation in the aerospace segment. This fund is consolidated in the Company’s financial statements as Embraer has the control over it.

2.2	Summary of significant accounting policies

We present below the significant accounting policies adopted in the preparation of these consolidated financial statements. Description of the significant accounting policies adopted by the Company contributes towards the correct interpretation of the consolidated financial statements, whether on account of the existence of more than one treatment option under the international accounting standards, or due to the complexity of the operation.

This set of annual consolidated financial statements includes the first year of adoption of standards IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers, and interpretation IFRIC 22 – Foreign currency transactions and advance considerations. Changes in the significant accounting policies applied as a result of this adoption are described in the following topic.

2.2.1	Changes in accounting policies - adoption of IFRS 9, IFRS 15 and IFRIC 22

As a result of the full retrospective adoption of accounting standards IFRS 9 and IFRS 15 and changes in the Company’s accounting policies, the consolidated financial statements for the prior year were restated.

The following tables present the impacts of the adoption adjustments for each item from the consolidated financial statements. Items that were not affected and restated by the changes were not included. As a result, the reported subtotals and totals cannot be recalculated from the numbers provided. The adjustments are explained in more detail in the topics below:

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Consolidated Statements of Financial Position

As of December 31, 2017	Published	IFRS 15 Adjustments	IFRS 9 Adjustments	Restated
Financial investments	2,365.6	—	0.5	2,366.1
Trade accounts receivables, net	717.2	(432.8)	12.6	297.0
Contract assets	—	447.5	—	447.5
Other current assets	3,969.0	—	—	3,969.0
Total Current Assets	7,051.8	14.7	13.1	7,079.6
Financial investments	251.3	—	(0.1)	251.2
Deferred income tax and social contribution	2.9	13.0	(2.5)	13.4
Investments	5.6	—	—	5.6
Other non-current assets	4,624.8	—	—	4,624.8
Total Non-Current Assets	4,884.6	13.0	(2.6)	4,895.0

TOTAL ASSETS	11,936.4	27.7	10.5	11,974.6

Contract liabilities	—	1,001.1	—	1,001.1
Advances from customers	799.2	(799.2)	—	—
Provisions	141.4	(17.3)	—	124.1
Unearned income	164.1	(164.1)	—	—
Other current liabilities	1,678.0	—	—	1,678.0
Total Current Liabilities	2,782.7	20.5	—	2,803.2
Contract liabilities	—	125.5	—	125.5
Advances from customers	104.1	(104.1)	—	—
Deferred income tax and social contribution	251.4	4.6	2.0	258.0
Unearned income	97.5	(5.8)	—	91.7
Other non-current liabilities	4,518.7	—	—	4,518.7
Total Non-Current Liabilities	4,971.7	20.2	2.0	4,993.9
Equity	4,182.0	(13.0)	8.5	4,177.5

TOTAL LIABILITIES	11,936.4	27.7	10.5	11,974.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of December 31, 2016	Published	IFRS 15 Adjustments	IFRS 9 Adjustments	Restated
Financial investments	1,775.5	—	0.1	1,775.6
Trade accounts receivables, net	665.3	(345.1)	16.6	336.8
Contract assets	—	370.6	—	370.6
Other current assets	4,340.6	—	—	4,340.6
Total Current Assets	6,781.4	25.5	16.7	6,823.6
Financial investments	168.3	—	4.8	173.1
Deferred income tax and social contribution	3.6	10.7	(2.7)	11.6
Other non-current assets	4,711.5	—	—	4,711.5
Total Non-Current Assets	4,883.4	10.7	2.1	4,896.2

TOTAL ASSETS	11,664.8	36.2	18.8	11,719.8

Contract liabilities	—	1,086.8	—	1,086.8
Advances from customers	716.4	(716.4)	—	—
Provisions	135.8	(11.9)	—	123.9
Unearned income	311.5	(311.5)	—	—
Other current liabilities	2,017.2	—	—	2,017.2
Total Current Liabilities	3,180.9	47.0	—	3,227.9
Contract liabilities	—	157.9	—	157.9
Advances from customers	139.8	(139.8)	—	—
Deferred income tax and social contribution	263.5	(1.3)	3.0	265.2
Unearned income	113.9	(7.0)	—	106.9
Other non-current liabilities	4,025.5	—	—	4,025.5
Total Non-Current Liabilities	4,542.7	9.8	3.0	4,555.5
Equity	3,941.2	(20.6)	15.8	3,936.4

TOTAL LIABILITIES	11,664.8	36.2	18.8	11,719.8

As of January 1, 2016	Published	IFRS 15 Adjustments	IFRS 9 Adjustments	Restated
Trade accounts receivables, net	781.9	(360.6)	8.9	430.2
Contract assets	—	387.7	—	387.7
Other current assets	5,629.7	—	—	5,629.7
Total Current Assets	6,411.6	27.1	8.9	6,447.6
Financial investments	749.6	—	(9.0)	740.6
Deferred income tax and social contribution	4.5	14.2	(3.0)	15.7
Other non-current assets	4,503.8	—	—	4,503.8
Total Non-Current Assets	5,257.9	14.2	(12.0)	5,260.1

TOTAL ASSETS	11,669.5	41.3	(3.1)	11,707.7

Contract liabilities	—	1,136.8	—	1,136.8
Advances from customers	743.8	(743.8)	—	—
Provisions	95.7	(6.0)	—	89.7
Unearned income	320.0	(320.0)	—	—
Other current liabilities	1,920.9	—	—	1,920.9
Total Current Liabilities	3,080.4	67.0	—	3,147.4
Contract liabilities	—	—	—	—
Advances from customers	164.1	(164.1)	—	—
Deferred income tax and social contribution	417.3	(2.2)	(2.0)	413.1
Unearned income	62.8	164.1	—	226.9
Other non-current liabilities	4,101.2	—	—	4,101.2
Total Non-Current Liabilities	4,745.4	(2.2)	(2.0)	4,741.2
Equity	3,843.7	(23.5)	(1.1)	3,819.1

TOTAL LIABILITIES	11,669.5	41.3	(3.1)	11,707.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Consolidated Statements of Income

Year ended December 31, 2017	Published	IFRS 15 Adjustments	IFRS 9 Adjustments	Restated
Revenue	5,839.3	20.1	—	5,859.4
Cost of sales and services	(4,773.3)	9.2	—	(4,764.1)
Gross Profit	1,066.0	29.3	—	1,095.3
Operating income (expense)	(736.7)	(12.7)	(4.0)	(753.4)
Operating profit	329.3	16.6	(4.0)	341.9
Financial result	(41.0)	—	7.0	(34.0)
Profit before taxes on income	288.3	16.6	3.0	307.9
Income tax expense (income)	(25.5)	(3.6)	1.2	(27.9)

Net income	262.8	13.0	4.2	280.0

Atributable to:
Owners of Embraer	246.8	13.0	4.2	264.0
Noncontrolling interest	16.0	—	—	16.0
Earnings per share-basic in US$	0.34			0.36
Earnings per share-diluted in US$	0.34			0.36

Year ended December 31, 2016	Published	IFRS 15 Adjustments	IFRS 9 Adjustments	Restated
Revenue	6,217.5	(13.6)	—	6,203.9
Cost of sales and services	(4,980.7)	(1.3)	—	(4,982.0)
Gross Profit	1,236.8	(14.9)	—	1,221.9
Operating income (expense)	(1,030.8)	14.9	7.7	(1,008.2)
Operating profit	206.0	—	7.7	213.7
Financial result	(47.0)	—	13.9	(33.1)
Profit before taxes on income	159.0	—	21.6	180.6
Income tax expense (income)	8.7	(4.4)	(4.6)	(0.3)

Net income	167.7	(4.4)	17.0	180.3

Atributable to:
Owners of Embraer	166.1	(4.4)	17.0	178.7
Noncontrolling interest	1.7	—	—	1.7
Earnings per share-basic in US$	0.23			0.24
Earnings per share-diluted in US$	0.23			0.24

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Reconciliation of restated Consolidated Statements of Changes in Shareholders’ Equity

	Note		2018	2017	2016
As of December 31 of the previous year - originally published			4,182.0	3,941.2	3,843.7
IFRS 9 Adjustment
Decrease of accounts receivable impairment allowance	2.2.1.a)(ii	)	12.6	16.6	8.9
Adjustment to fair value due to change in classification	2.2.1.a) (i	)	0.4	4.9	(9.0)
Financial asset reclassification from available for sale to fair value through P&L
- from Other cumulative translation adjustments (OCI)			(11.5)	—	—
- to Retained earnings			11.5	—	—
Effect of deferred income tax over the adjustments			(4.5)	(5.7)	(1.0)

			8.5	15.8	(1.1)
IFRS 15 Adjustment
Increase (decrease) of development contracts results due to contracts	2.2.1.b) (i), (ii)
combinations and modifications			(2.5)	(7.8)	(16.1)
Increase (decrease) of development contracts results due to changes in	2.2.1.b) (iii)
performance obligations identification			(20.8)	(32.1)	(23.8)
Effect of foreign currency transactions in CTA			1.9	7.3	—
Effect of deferred income tax over the adjustments			8.4	12.0	16.4

			(13.0)	(20.6)	(23.5)

As of January 1 - restated			4,177.5	3,936.4	3,819.1

a)	IFRS 9 - Financial Instruments

The Company adopted IFRS 9 - Financial Instruments as a basis for recognition, measurement and classification of financial instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement.

The adoption effects are presented retrospectively as of January 1, 2016 for the comparative periods presented in the consolidated financial statements. The changes made by the Company in its accounting practices resulting from the adoption of this new standard are detailed as follows:

(i) Classification and measurement of financial assets and liabilities

The Company reviewed the classification of its financial assets within the categories existing in IFRS 9 by evaluating the business model in which the financial assets are managed and the contractual cash flow characteristics.

Certain financial investments in structured notes were reclassified from held to maturity category to financial assets measured as at fair value through profit or loss because their cash flows do not represent solely payments of principal and interest.

For financial liabilities, there were no changes in their categories in the transition of standards. IFRS 9 mainly retains the IAS 39 requirements for classification and measurement of financial liabilities.

The following table sets forth the financial assets and liabilities in the original measurement categories by IAS 39 as previously disclosed on December 31, 2017 and January 1, 2017, and the new measurement categories by adopting of IFRS 9:

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Financial instruments	Note	12.31.2017	Category IAS 39	Categoya IFRS 9
		(Restated)
Assets
Cash and cash equivalents	4	1,270.8	Loans and receivables	Amortized cost
Financial investments	5	2,617.3

		1,307.6	Loans and receivables (iv)	Fair value through other comprehensive income
		1,199.5	Held to maturity (iv)	Fair value through profit or loss
		50.5	Held to maturity (iv)	Amortized cost
		58.8	Available for sale	Fair value through profit or loss
		0.9	Fair value through profit or loss	Fair value through profit or loss
Guarantee deposits	10	393.9	Loans and receivables	Amortized cost
Collateralized accounts receivable	8	288.7	Loans and receivables	Amortized cost
Contract assets	30	447.5	Loans and receivables	Amortized cost
Trade accounts receivable, net	6	297.0	Loans and receivables	Amortized cost
Customer and commercial financing	8	16.4	Loans and receivables	Amortized cost
Derivative financial instruments	7	34.3	Fair value through profit or loss	Fair value through profit or loss
Other assets (i)	12	82.2	Loans and receivables	Amortized cost
Liabilities
Loans and financing	19	4,198.5

		1,264.3	Liabilities measured at amortized cost and other liabilities (iv)	Amortized cost
		2,934.2	Liabilities measured at amortized cost and other liabilities	Amortized cost

Trade accounts payable and others liabilities (ii)		1,502.5	Liabilities measured at amortized cost and other liabilities	Amortized cost
Financial guarantee and residual value (iii)	23	139.6

		108.8	Fair value through profit or loss	Fair value through profit or loss
		30.8	Liabilities measured at amortized cost and other liabilities	Amortized cost

Derivative financial instruments	7	8.9	Fair value through profit or loss	Fair value through profit or loss

(i)	Comprises amounts of court-mandated escrow deposits and loans with jointly controlled entity.
(i)	Comprises amounts of trade accounts payable, other payables and non-recourse and recourse debt.
(iii)	Comprises amounts of residual value guarantees and accounts payable of financial guarantee (Note 23).
(iv)

In Note 28.1 to the Company’s annual financial statements as of December 31, 2017, certain financial instruments measured as at amortized cost (held to maturity and loans and receivables) were incorrectly disclosed in the explanatory notes as measured at fair value through profit or loss. This correction does not affect the measurement of amounts previously disclosed considering that, despite the incorrect classification in said Note, the instruments were correctly valued according to their nature.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Financial instruments	Note	01.01.2017	Category IAS 39	Categoya IFRS 9
		(Restated)
Assets
Cash and cash equivalents	4	1,241.5	Loans and receivables	Amortized cost
Financial investments	5	1,948.7

		1,067.9	Loans and receivables (iv)	Fair value through other comprehensive income
		620.9	Held to maturity (iv)	Fair value through other comprehensive income
		173.8	Held to maturity (iv)	Fair value through profit or loss
		51.1	Held to maturity (iv)	Amortized cost
		35.0	Available for sale	Fair value through profit or loss
Guarantee deposits	10	511.4	Loans and receivables	Amortized cost
Collateralized accounts receivable	8	323.3	Loans and receivables	Amortized cost
Contract assets	30	370.6	Loans and receivables	Amortized cost
Trade accounts receivable, net	6	336.8	Loans and receivables	Amortized cost
Customer and commercial financing	8	37.4	Loans and receivables	Amortized cost
Derivative financial instruments	7	32.1	Fair value through profit or loss	Fair value through profit or loss
Other assets (i)	12	79.4	Loans and receivables	Amortized cost
Liabilities
Loans and financing	19	3,759.9

		1,357.4	Liabilities measured at amortized cost and other liabilities (iv)	Amortized cost
		2,402.5	Liabilities measured at amortized cost and other liabilities	Amortized cost

Trade accounts payable and others liabilities (ii)		1,722.4	Liabilities measured at amortized cost and other liabilities	Amortized cost
Financial guarantee and residual value (iii)	23	188.0

		122.2	Fair value through profit or loss	Fair value through profit or loss
		65.8	Liabilities measured at amortized cost and other liabilities	Amortized cost

Derivative financial instruments	7	8.4	Fair value through profit or loss	Fair value through profit or loss

(i)	Comprises amounts of court-mandated escrow deposits and loans with jointly controlled entity.
(i)	Comprises amounts of trade accounts payable, other payables and non-recourse and recourse debt.
(iii)	Comprises amounts of residual value guarantees and accounts payable of financial guarantee (Note 23).
(iv)

In Note 28.1 to the Company’s annual financial statements as of December 31, 2017, certain financial instruments measured as at amortized cost (held to maturity and loans and receivables) were incorrectly disclosed in the explanatory notes as measured at fair value through profit or loss. This correction does not affect the measurement of amounts previously disclosed considering that, despite the incorrect classification in said Note, the instruments were correctly valued according to their nature.

The accounting policies for classification, initial and subsequent measurement of financial assets and liabilities is disclosed in Note 2.2.4.

(ii) Impairment of financial assets

The Company changed the method of measuring expected losses in financial assets as a result of the adoption of the new standard, which is no longer based on incurred loss (by default) and is based on historical data, as well as expectations of future loss.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company applied the simplified approach under IFRS 9 to measure expected credit losses, which uses a provision for expected losses for all receivables and contract assets.

Expected credit losses of other financial assets measured at amortized cost and fair value through other comprehensive income are monitored periodically by the Company and no losses were identified as of December 31, 2017 and January 1, 2017.

(iii) Hedge Accounting

The Company decided to keep the IAS 39 standard requirements regarding hedge accounting until the IASB concludes the macro-hedge project.

b)	IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 as a basis for revenue recognition and measurement of certain assets, liabilities and cost of sales, replacing the standards IAS 18—Revenue and IAS 11—Construction Contracts, as well as related interpretations.

The transiton method is the full retrospective as of January 1, 2016 with the use of certain practical expedients. Consequently, all affected financial statements items (revenues, costs of sales, assets, liabilities and operating expenses) were adjusted retrospectively.

The Company opted to use the practical expedients provided by the IFRS 15.C5 (a)(ii) and C5(d), which are transcribed below:

“IFRS 15.C5. An entity may use one or more of the following practical expedients when applying this standard retrospectively in accordance with paragraph C3(a):

(a)	for completed contracts, an entity need not restate contracts that:

(i)	begin and end within the same annual reporting period; or

(ii)	are completed contracts at the beginning of the earliest period presented.

(d) for all periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to the remaining performance obligations, nor an explanation of when it expects to recognize that amount as revenue.”

The following adjustments and reclassifications were made to the consolidated financial statements for the prior year (December 31, 2017) and the beginning of earliest period presented (January 1, 2016) as a result of the change in accounting practices:

(i) Combining contracts

The Company has certain contracts negotiated with the same customer whose goods and/ or services are a single deliverable (commercial objective) and were entered by more the one entity of Embraer S.A. group, previously measured separately by each legal entity/ subsidiary. The adoption of IFRS 15 identified the need to combine these contracts for revenue recognition. Consequently, there was a need to determine the combined margin of the single performance obligation and to allocate the price, which adjusted the revenue recognition of these combined performance obligations, including provision for onerous contracts, in order to reflect the margin ascertained by the combination of the contracts.

(ii) Contract modifications

Development contracts signed by subsidiaries other than the Company in subsequent periods to the original agreement with the same customer and which constitute a single commercial objective under IFRS 15 were treated as contractual modifications and recognized jointly with the original agreement on a cumulative basis.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(iii) Identifying performance obligations

As part of the process of identifying performance obligations under the requirements of IFRS 15, there was a change in the performance obligations in certain contracts. This impact brought the need to redistribute the price of the transaction between the performance obligations of these contracts. Revenue redistribution followed the guidelines provided by the standard on the estimation of an individual selling price (stand alone), using cost plus margin method to price and discount allocation. The determination of individual sales price was made on the basis of observable data or, when not available, based on historical data or projections approved by Management.

(iv) Variable consideration

IFRS 15 determines that variable consideration changes the allocated price of transaction and affects revenue recognition. Previously, some variable considerations, such as fines and contractual penalties, were recognized as operating income (expenses) instead of decrease revenue, being reclassified in the respective lines for presentation of the consolidated statements of income. The methods for measuring the variable considerations, as well as the restrictions over it have not changed.

(v) Costs to obtain a contract

Incremental costs incurred by the Company to obtain a contract, such as sales commissions and bank guarantees, were previously recognized as operating income (expenses) because it did not meet the criteria for recognition as assets under previously accounting standards. With the adoption of IFRS 15, these incremental costs incurred exclusively to obtain a contract are capitalized as other assets and amortized when (or as that) revenue is recognized as cost of sales and services, because the Company expects to recover these costs. The impact of this topic in the trasition was reclassification of such costs from operating income (expenses) to the line of cost of sales and services in 2017 and 2016.

(vi) Presentation of contract assets and liabilities

The Company has reclassified certain assets and liabilities in its consolidated financial statements in order to comply with the terminology set forth in IFRS 15 of assets and liabilities of contracts with customers, being:

•	Contract assets of US$ 447.5 and US$ 370.6 as of December 31, 2017 and January 1, 2017, respectively, were previously presented as trade accounts receivable;

•	Contract liabilities of US$ 1,126.6 and US$ 1,244.8 as of December 31, 2017 and January 1, 2017, respectively, were previously presented as customer advances and deferred revenue.

IFRS 15 adoption did not bring changes in the judgments made by the Company regarding the period in which the revenues from its sales contracts are recognized.

c)	IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This accounting interpretation came into effect as of January 1, 2018 and provides clarification on the transaction date to be considered for the translation of advances made or received in foreign currency transactions. According to the interpretation, the transaction date of advances paid or received is the effective date on which the entity initially recognizes the advance payment to the supplier or advance received from a customer.

The Company decided to adopt the interpretation prospectively, that is, the balances of advances, including the principal amount and their respective accumulated exchange variation, as of December 31, 2017 will be considered as the initial balances of the advances to suppliers and customer advances, and the date of December 31, 2017 as the date of the transaction.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.2	Functional and presentation currency

A Company’s functional currency is the currency of the primary economic environment in which it operates and should be the currency that best reflects company’s business and operations. Based on this analysis, management has concluded that the US Dollar (“US$” or “Dollar”) is its functional currency, based on analysis of the following indicators:

•	Currency that most influences the prices of goods and services; this is the currency in which the sales price of its goods and services are expressed and settled;

•	Currency of the country whose competitive forces and regulations most influence the Company’s business;

•	Currency that most influences the costs of providing goods or services, i.e., the currency in which the Company’s costs are normally expressed and settled; and

•	Currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash.

2.2.3	Transactions in foreign currencies

Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates. The amounts are updated at the exchange rates of the reporting dates. Foreign exchange gains and losses resulting from this translation (in relation to monetary assets and liabilities indexed in currencies other than the functional currency) are recognized in the consolidated statements of income as foreign exchange gain (loss), net. Customer advances and advances to suppliers for goods and/ or services in foreign currencies are translated to the Company’s functional currency in the transaction date and no subsequent translation is recognized.

2.2.4	Financial Instruments

a)	Financial assets

a.1)	Recognition and measurement

Financial assets are recognized when the Company becomes part of the instrument’s contractual arrangements. It is initially measured at fair value, plus transaction costs attributable to their acquisition or issuance, except for instruments measured at fair value through profit or loss (FVTPL), for which these costs are recognized immediately in the consolidated statements of income.

The Company classifies its financial assets under the following categories: (i) measured as at amortized cost, (ii) measured as at fair value through other comprehensive income (FVOCI) and (iii) measured at fair value through profit or loss (FVTPL).

Financial assets are not reclassified subsequent to initial recognition, unless the Company modifies the business model for the management of these financial assets, in which case all affected assets are reclassified on the first day of the new business model.

Financial assets are derecognised when the contractual rights to receive cash flows from the asset expires or are transferred in a transaction in which substantially all the risks and benefits of ownership of the financial asset are transferred by the Company.

a.2)	Classification and subsequent measurement

The Company classifies financial assets as measured at amortized cost only if both criteria are met:

•	The asset is held within a business model whose objective is to collect the contractual cash flows; and

•	The contractual terms give rise to cash flows, at specific dates, which relate only to the payments of principal and interest.

Financial assets measured as at amortized cost by the Company includes: cash and cash equivalents, certain financial investments, trade accounts receivable, contract assets, collateralized accounts receivable, customer financing, guarantee deposits and other financial assets.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Financial assets measured as at fair value through other comprehensive income (FVOCI) are assets held within a business model whose purpose is achieved both through the receipt of contractual cash flows and the sale of financial assets, as well as their contractual terms generate, on specific dates, cash flows that are related only to payments of principal and interest.

Changes in fair value of FVOCI financial assets are recognized in accumulated other comprehensive (income) loss in the consolidated changes in shareholders’ equity. Gains or losses due to impairment and exchange variation, including interest calculated using the effective interest method, are recognized in the consolidated statements of income as financial income (expense), net, except for the exchange variation recognized as foreign exchange gain (loss), net. In the derecognition of these financial assets, any amounts accumulated in the consolidated statements of other comprehensive income are reclassified to the consolidated statements of income.

All financial assets not classified by the Company as measured at amortized cost or as FVOCI are classified as at fair value through profit or loss (FVTPL). These assets include financial assets held for active and frequent trading and derivative financial instruments.

(i) Business model evaluation

The Company evaluates the business model objective for the management of financial assets as part of the accounting classification of the instruments. The factors considered in this evaluation are:

•

The current financial policy and the objectives set for portfolio management, which includes assessing whether the strategy focuses on contractual interest income, maintaining a determined interest rate profile, the relationship between the duration of the financial assets and related liabilities, expected cash outflows, or the collection of cash flows through the sale of underlying financial assets;

•	How portfolio performance is assessed and reported to Management;

•	Risks that affect the performance of the business model and how they are managed;

•	The frequency, volume and timing of assets sales in prior periods, the reasons for such transactions and future expectations.

(ii) Evaluation if contractual cash flows are only principal and interest payments

To assess whether contractual cash flows are only principal and interest payments, the principal is defined as the fair value of the financial asset at the initial recognition, and interest as a consideration for the time value of money, the credit risk associated with value of principal outstanding during contractual terms, other risks and general costs of loans, as well as a profit margin in the transaction.

This evaluation is made by considering the contractual terms of the financial assets, which includes, in addition to evaluating whether the contractual cash flows are only principal and interest payments, the existence of terms that could change the timing or value of the contractual cash flows which would not meet the definition, including: contingent events, terms that can adjust contractual rates, prepayment and extension of due dates, and terms that limit access to cash flows of specific assets.

b)	Financial liabilities

The Company classifies its financial liabilities in the following categories: (i) measured as at amortized cost and (ii) fair value through profit or loss. A financial liability is measured at fair value through profit or loss if it is held for trading or is a derivative financial instrument, and its changes, including interest, is recognized in the consolidated statements of income. Changes in other financial liabilities measured as at amortized cost, including interest and exchange variation, are recognized in the consolidated statements of income under financial income (expenses), net caption, except for the exchange variation recognized as foreign exchange gain (loss), net.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Financial liabilities are derecognised when contractual obligations are withdrawn, canceled or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of income.

2.2.5	Cash and cash equivalents and financial investments

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

2.2.6	Trade accounts receivable, net

When making a sale, the Company evaluates its payment terms. If the sale amount is not due/ receipt immediately, which is the case of aircraft sales, it will be recognized in the trade accounts receivable. The amount receivable when the payment is deferred by the customer is adjusted to present value if applicable, identifying an interest rate compatible with the market at the time of sale and applying it to the amount receivable according to the transaction payment terms. The Company does not have trade accounts receivable from customers with a significant financing component.

Expected credit losses are recognized using actual credit loss experiences from the last 10 years and follow-up of prospective trends in the markets and segments that the Company operates. The identified factor is applied to the measurement of expected credit losses and recognition of impairment losses in the consolidated statements of income. The methodology data will be reviewed and updated periodically.

2.2.7	Derivative financial instruments and hedge operations

The Company uses derivative instruments to hedge its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded monthly in consolidated statements of income, taking into account the realizable value of these instruments (market value). The unearned gains and losses is recognized in the consolidated statements of financial position under derivative financial instruments, and the counterpart in consolidated statements of income under financial income (expense), net, (Note 33), except for operations to hedge exposure to changes in exchange rate or designated as hedge accounting, which is recognized as accumulated other comprehensive income (loss) in shareholders’ equity.

2.2.8	Hedge accounting

Specific derivative transactions contracted to hedge the Company against financial risks are designated to hedge accounting. Different techniques are used in accounting for these derivatives, seeking to eliminate the effects of the volatility caused by such risks.

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

Changes in the fair value of derivatives designated as fair value hedges are recorded in the consolidated statements of income, in financial income (expenses), net, together with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. The Company only uses fair value hedge accounting to hedge fixed interest risk on borrowings.

If the hedge no longer meets the hedge accounting criteria, the fair value of the instrument continues to be recognized in the consolidated statements of income in a specific separate account and the fair value of the hedged item is treated as if it were not hedged and amortized to the consolidated statements of income over the period to maturity.

b)	Cash flow hedges

The Company uses hedge accounting for cash flow hedges in order to hedge itself from cash flow variations attributed to exchange rate variation risk related to a transaction that is likely to affect the Company’s results.

The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognized in the consolidated shareholders’ equity under other comprehensive income (OCI), line of financial instruments. The gain or loss related to the ineffective portion is recognized in the consolidated statements of income as financial income (expense), net.

Amounts accumulated in OCI are reclassified to the consolidated statements of income in the periods in which the hedged item affects income or loss for the period.

When a cash flow hedge instrument is settled, or no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income at that time is realized against income or loss for the period (in the same line as the hedged item) in line with realization of the hedged operation against income or loss for the period. When the hedged transaction is no longer expected to occur, the gain or loss accumulated in OCI is immediately transferred to the consolidated statements of income under financial income (expense), net caption.

2.2.9	Collateralized accounts receivable and recourse and non-recourse debt

In structured sales operations, the Company established a Specific Purpose Entity (SPE), which obtained funds from a financial institution, bought aircraft and paid the Company. In turn, this SPE structured financing for the end customer. In view of the right to receive from the end customer for the structured financing, the debt in relation to the funds obtained from the financial institution by the SPE is registered in liabilities as non-recourse and recourse debt and the corresponding anticipated financial flow as collateralized accounts receivable. The financing structure used gives the SPE the right to receive the aircraft at the end of the financing, accordingly the residual value of the aircraft is also presented in the collateralized accounts receivable. An aircraft devaluation estimate is recognized on a straight-line basis, in such a way that the cost of the aircraft to be received at the end of the structured financing represents its recoverable amount.

In certain other transactions, the customer financed the purchase of an aircraft through a financing agent and the Company provided guarantees for such financing. The Company therefore recognized the asset and liability flow for such transactions. The financial guarantee is eliminated in line with repayment of the financing.

2.2.10	Inventories

The Company’s inventories are largely comprised of raw material, work in progress, spare parts and finished goods. Inventories of raw materials are recognized at acquisition cost. Inventories of work in process comprise raw materials, direct labor, other direct costs and general production costs attributable to the cost of the inventories. Once the products have been completed, they are recognized as finished products.

Inventories of raw material and spare parts are recognized as at the weighted average cost. Manufactured aircrafts (finished goods) and work in progress are measured at its individual production cost, which is recognized as cost of sales and services in the consolidated statements of income when aircraft is delivered to the customer.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Inventories are assessed periodically to determine whether the net realizable value is higher than its cost and impairment loss is recognized if the book value is higher.

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

The Company holds used aircraft for resale, usually received in trade-in transactions to facilitate new aircraft sales. The book value of these assets is compared periodicially with its net realizable value, which is the assets estimated selling price in the ordinary course of business less estimated costs to sell. Any loss identified is recognized as other operating income (expense), net in the consolidated statements of income. The estimated selling price of used aircraft is based in the assessment of third party appraisals.

2.2.11	Income tax and social contribution

Tax expenses for the year comprise current and deferred income tax. Income tax is recognized in the consolidated statements of income, except the portion of deferred income tax related to items recognized directly in the consolidated shareholders’ equity in other comprehensive income.

The current income tax is calculated at the nominal rates of each country, wherein 34% in Brazil, composed of 25% income tax and 9% social contribution on net income.

Deferred income tax is recognized on temporary differences arising between the tax and accounting basis of assets and liabilities.

2.2.12	Investments

Investments in associates are recorded and valued in the consolidated financial statements using the equity method of accounting. In the case of exchange variations on foreign investments that use a functional currency other than that used by the Company, such exchange variations are recognized in cumulative translation adjustments on equity, and are only recognized in the consolidated statements of income when the investment is sold or expensed.

Unrealized profits on transactions with subsidiaries are completely eliminated in equity calculations, on both sales from the subsidiary to the Company and sales between subsidiaries. Unrealized profits between the Company and its subsidiaries are eliminated in the Company’s consolidated statements of income on sales and cost of sales accounts.

Investments in associated entities over which the Company has significant influence are accounted for using the equity method.

2.2.13	Property, plant and equipment, net

Property, plant and equipment are recognized by the acquisition, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated by the straight-line method based on the asset’s estimated useful life (Note 15). Land is not depreciated. The estimated useful lives are reviewed and adjusted, if appropriated, at the end of each fiscal year.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company estimates the residual value for certain aircraft spare parts included in the Exchange Pool Program, which is reviewed by Management, and if necessary adjusted, at the end of each reporting period. The Company does not attribute residual values to other assets as assets are not usually sold and in the event of a sale, the amount is not significant.

The items comprising property, plant and equipment are summarized below:

a)	Land - mainly comprises areas on which the industrial, engineering and administrative buildings are located.

b)	Buildings and land improvements - mainly plants, engineering departments and offices, and land improvements include parking lots, road systems and water and sewage networks.

c)	Facilities - comprise auxiliary industrial facilities that directly or indirectly support the Company’s industrial operations, as well as facilities of the engineering and administrative departments.

d)	Machinery and equipment - machinery and other equipment directly or indirectly used in the manufacturing process.

e)	Furniture and fixtures - furniture and fixtures used in the production, engineering and administrative departments.

f)	Vehicles - mainly industrial vehicles and automobiles.

g)	Aircraft - mainly aircraft leased to airlines, and those used to assist in testing new projects.

h)	Computers and peripherals - information technology equipment used mainly in the production process, engineering and administration.

i)	Tooling - tools used in the Company’s production process.

j)	Property, plant and equipment in progress - construction works to expand the manufacturing plants and aircraft maintenance centers.

k)

Exchange pool program - the exchange Pool program is an operation in which the customer contracts the availability of spare parts for aircraft maintenance. In this program, when it is necessary to change a damaged part, the customer delivers the damaged part to the Company and the Company provides the customer with a part in working order. The damaged part is in turn reconditioned and added to the Pool.

2.2.14	Intangible assets, net

a)	Development

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

2.2.15	Impairment of long-lived assets

At the end of each fiscal year, the Company performs impairment test for all cash-generating units (CGUs) with goodwill generated from business combination allocated and for CGUs with intangible assets still under development and not yet producing (undefined useful life).

CGUs with definite-lived assets (property, plant and equipament, and intangibles) allocated are analyzed, at each quarter, whether there is any indication it might be impaired to perform the impairment test.

Assets are grouped in CGUs taking into consideration the Company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families/ platforms of aircrafts or other goods and services produced by the Company, irrespective of its geographic location.

The Company applies the value in use concept, using discounted cash flow projections, discounted at an appropriate rate which reflects the investors’ expectations of return. The cash flow projections for the CGUs take into consideration the Company’s medium and long-term strategic plan, based on the characteristics and expectations of the business.

Any impairment losses of a CGU are recognized in the consolidated statements of income in the line of other operating income (expense), net and allocated to relevant assets of the impaired CGU.

The exception to this concept is aircrafts that the Company held in its property, plant and equipment for operating leases purposes. In this case, the aircraft is tested individually using the higher of its value in use and its market value to determine its recoverable amount. For impairment test purposes, the market value is estimated with the assistance of assessment prepared by third party appraisals and the value in use is determined by the discounted cash flow of lease agreement associated with each aircraft tested, when applicable.

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

Other leases in which the Company holds substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially by recording a fixed asset and a financial liability (lease). Property, plant and equipment assets purchased as finance leases are depreciated at the rates disclosed in Note 15.

Other leases in which a significant part of the risks and rewards of ownership are assumed by the lessor are classified as operating leases. Payments made for operating leases are appropriated to the consolidated statements of income by the straight-line method over the lease period.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.17	Loans and financing

Loans are recognized initially at fair value, net of transaction costs, and subsequently carried at amortized cost (plus charges and interest on a pro rata basis), taking into account the effective interest rate on each transaction.

Loans are classified as current or non-current liabilities based on contractual terms.

2.2.18	Borrowing costs

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

2.2.19	Financial guarantees and residual value guarantees

In certain cases, the Company grants financial or residual value guarantees on delivery of its aircraft, as part of the aircraft financing structure.

The residual amount is guaranteed to the lender based on the expected future value of the aircraft at the end of the funding, subject to a maximum limit, agreed by contract.

Financial guarantees are calculated at the time of delivery of the aircraft and recognized as a reduction in sales revenue against contract liabilities. The income is realized in the consolidated statements of income over the aircraft financing period and all deferred income is recognized by the end of that period.

To cover the risk of losses on such guarantees, the Company may record an additional provision in the event of significant circumstances, such as a request for judicial reorganization of a client, based on the best estimate of potential losses (Note 23).

In some cases, the Company holds guarantees in the form of deposits in favor of third parties to whom financial and residual value guarantees have been provided as part of aircraft financing structures (Note 10).

2.2.20	Dividends and interest on own capital

Under the Company’s bylaws, shareholders are entitled to dividends or interest on own capital equivalent to 25% of net income for the year, adjusted in accordance with the bylaws. The calculation takes into account the interest on own capital net of withholding tax.

Proposed distributions of dividends to shareholders are recorded as a liability in the consolidated financial statements at the end of the year. Any amount over and above the minimum mandatory dividend is recognized in a specific account as additional dividends proposed in the revenue reserve in consolidated shareholders’ equity, until it is approved by the shareholders, at which point the reserve is reversed against a liability in the consolidated financial statements.

Interest on own capital paid or provisioned is recorded as a financial expense for tax purposes. However, for purposes of these consolidated financial statements, the amount is recorded as dividend distribution of net income for the year, and the gross amount is reclassified to consolidated shareholders’ equity.

2.2.21	Unearned income

Unearned income comprises government grants received by the Company and its subsidiaries.

Government grants are recognized against the expenses in which the resources were used. When government grants are received in advance for research investments they are recorded as unearned income and recognized in the consolidated statements of income to the extent that the resources are invested and contractual milestones are met, as reduction of research expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Government grants for the acquisition of property, plant and equipment are recognized as debt (loans and financing) in liabilities until the milestones determined by the granting entity are met. Once the milestones are completed, the grant is recognized as unearned income. This unearned income is recognized in the consolidated statements of income as a reduction of the depreciation expense of the underlying asset it is proposed to subsidize in proportion with the recognition of the expense.

Income earned with non-distributable government grants is allocated from the income of the year to the government grants reserve in shareholders’ equity.

2.2.22	Provisions, contingent assets and liabilities, legal obligations and court-mandated escrow deposit

Provisions – provisions are recognized based on the judgment of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved can be measured with a reasonable degree of certainty, the provision is recognized. The provision for labor claims is recognized based on the Company’s historical percentage of cash outflows of each demand. The amounts provided represent the Company’s best estimate of the anticipated outflow of resources.

Contingent liabilities – amounts for which disbursement is classified as possible are disclosed but not recorded in the consolidated financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure are required.

Legal obligations – arise from tax liabilities for which the legality or constitutionality is under appeal. The related amounts are fully recognized as provisions in the consolidated financial statements.

Court-mandated escrow deposits – recorded as other assets and periodically updated for monetary correction.

2.2.23	Post-retirement benefits

a)	Defined contribution

The Company provides defined contribution pension plans for its employees. For the companies incorporated in Brazil, these are managed by EMBRAER PREV – Sociedade de Previdência Complementar.

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

ii)

Increase of medical costs rate - represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to take measures to reduce the cost, or even change health plan providers;

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company recognizes changes in the provision for the plan against other comprehensive income in consolidated shareholders’ equity, net of taxes, to the extent that there are changes in the assumptions and against consolidated statements of income if there are changes in the costs of the current benefit plan or in the plan’s contractual characteristics.

This provision is reviewed at least annually.

2.2.24	Product warranties

Warranty expenditure on aircraft is estimated on delivery of these products. The estimates are based on historical data that includes, among others, warranty claims and related repair/ replacement costs, warranties given by the suppliers, contractual coverage period and warranty patterns for new aircrafts, for which the Company expects higher warranty costs in the launch of new models until the production process matures and increases the platform in service period. The coverage period varies from 3 to 6 years.

The Company may be obliged to modify the product to meet the requirements of the certification authorities, or after delivery, due to improvements or to the aircraft’s performance. The costs of such modifications are provisioned when the new requirements or improvements are requested and known.

Management reviews the assumptions and the evolution of warranty relates costs periodically, and if appropriated, adjustements to the provision is recorded.

The product warranties balances are presented in the provisions caption in the consolidated statements of financial position (Note 24.1).

2.2.25	Share- based payment

The Executive Remuneration Policy (PRE) determines that the remuneration of the Company’s management shall be granted as a Long Term Incentive (ILP in Portuguese) with the objective of retaining and attracting qualified personnel who will make an effective contribution to the Company’s performance. The Company provides two types of share-based remuneration in the form of LTIs:

i)

Stock options plan (capital instruments based on the Company’s share issues). In this modality, in return for the services provided, the program participants receive stock options, the fair value of which is calculated based on the Black & Scholes pricing model and recognized on a linear basis in the consolidated statements of income during the vesting period, which is the period during which the acquisition criteria are met;

ii)

Cash-settled phantom shares plan, in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of the Company’s shares. At the end of the acquisition period the participant receives the quantity of virtual shares converted into reais, at the shares’ current market value. The company recognizes the obligation during the acquisition period (quantity of virtual shares proportional to the period) in the same group as the participant’s normal remuneration. This obligation is presented as an account payable to employees and the fair value is calculated based on the market price of the shares and registered as financial income (expense) in the consolidated statements of income.

The phantom shares plan is a cash-settled share-based payment transaction and therefore has no impact on the calculation of diluted earnings per share.

2.2.26	Earnings per share

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.27	Revenue recognition of contract with customers

Revenue comprises the fair value of the consideration received or to be received for the sale of products and services in the ordinary course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

a)	Revenue from sales of aircraft and spare parts

Revenues from aircraft and spare parts sales are recognized when the control, as per IFRS 15, is transferred to the customer, that is, when all recognition conditions are met. Revenues from commercial, executive and agricultural aircraft and spare parts are generally recognized upon delivery or shipment to the customer.

In aircraft sales contracts, the Company normally receives customer advances before the product control is transferred. The Company understands that there is no significant financing component in this operation.

For the spare parts sale contracts, the client makes the payment after the transfer of control, with average payment term of 30 days.

In sales of aircraft contracts, other performance obligations, such as supply of spare parts, training services, technical assistance and other obligations may be presented, which may or may not be delivered simultaneously to the aircraft delivery. For the Commercial and Executive Aviation contracts, the individual selling price is allocated for these additional performance obligations, and the variable considerations (as discounts), are allocated using the cost plus margin method. In the Defense & Security aircraft sales, there is no stand-alone price basis considering its high customization, the price is allocated in the performance obligation considering the cost plus margin method.

For these performance obligations, the revenue is recognized when the control of related product or service is transferred to the customer.

b)	Revenue from sale of services

Services sale revenues are recognized at the time of control transfer to the customer, that is, to the extent that services are rendered over time. The performance obligations of such contracts are satisfied and recognized in the consolidated statements of income over time.

In the Defense & Security segment, some services, such as modernization services, the client’s payment schedule follow a schedule agreed between the parties.

In maintenance service contracts, the Company receives from the clients in an average term of 30 days.

Exchange Pool and EEC (Embraer Executive Care) programs revenues are recognized monthly during the contract period, because there is no customer use pattern that can be reliably projected, and consist of a fixed rate and part of a variable rate directly related to the hours actually flown by the aircraft covered in these programs. The payment term usually is 30 days.

c)	Revenue from development contracts

In the Defense & Security segment, there are some operations characterized by the development of products or technologies whose transfer of control occurs over time. In such contracts, their revenues are recognized over time at amounts equal to the ratio of actual cumulative costs incurred at the end of reporting period divided by total estimated costs at completion, multiplied by the allocated price less the cumulative revenue recognized in prior reporting period.

Some contracts contain clauses for price adjustment based on pre-established indexes and these are recognized in the accounting period. The adequacy of revenue recognition related to development contracts in the Defense & Security segment is based on Management’s best estimates of total estimated costs at completion, as they become evident.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company understanding is that the cost incurred method provides the most reliable basis for estimating the progress of contracts whose revenues are recognized over time.

In these contracts, there is also a schedule of payments agreed between the Company and the customers, which vary from contract to contract. After analysis, the Company has concluded that there are no significant financing components in the Defense & Security segment contracts since there is no willingness on either side to finance the other and there are factors that are not under the control of any party which may affect the payment dates.

d)	Contract assets and liabilities

The contract assets relate to the Company’s rights to the consideration for the work completed and not billed at the date of the consolidated financial statements, mainly of development contracts that are measured through POC method and net of customer advances received and expected credit losses recognized. Contract assets are transferred to trade accounts receivable when the rights become unconditional.

Contract liabilities refer to advance payments received by the Company prior to the delivery of the aircraft, as well as to the supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts. They also refer to advances of consideration received from customers related to the acceptance of managerial stages/ tasks under development contracts (Defense & Security).

e)	Costs to obtain a contract

Refers to incremental costs incurred by the Company solely to obtain contracts with customers that will be recovered in the fulfillment of these contracts, such as costs incurred with sales commissions and bank guarantees granted in Defense & Security contracts. Assets for obtaining contracts are capitalized as other assets and amortized when (or as) the related contract revenue is recognized.

2.2.28	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - Materials used in the production process, substantially acquired from foreign suppliers.

b)	Labor - comprises salaries and related charges, primarily in Brazilian reais.

c)	Depreciation - The Company’s fixed assets are depreciated using the straight-line basis over their useful lives.

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

2.2.29	Employee profit sharing plan

The Company provides a profit sharing plan for its employees, which is linked to performance targets established in action plans set and agreed at the beginning of each year. The profit sharing approved policy is equivalent to 12.5% of net income for the period, may be adjusted annually by Management based on circumnstances. Provisions are recognized monthly by applying the agreed percentage to the payroll of the company, recognized in the consolidated statements of income accounts related to the job performed by each employee.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Of the total amount of profit sharing, 50% is divided equally among all the employees and the other 50% in proportion to each employee’s salary.

2.2.30	Financial income (expenses), net and foreign exchange gains (losses), net

Financial income (expenses), net and foreign exchange gains (losses), net principally comprise interest income on cash and cash equivalents and financial investments measured as at amortized cost and FVOCI, financial charges on loans, tax updates and foreign exchange gains (losses) on assets and liabilities expressed in currencies other than the functional currency (US dollars), on an accrual basis. Gains or losses on fair value changes of FVTPL financial instruments are also recognized as financial income (expenses), net.

Changes in the fair value of the residual value guarantees and income or loss on the provision and implementation of derivative financial instruments capitalized are also recorded as financial income (expense), net in the consolidated statements of income.

Financial income and expense exclude borrowing costs attributable to acquisitions, buildings or the contribution of qualifying assets that require a substantial period of time to be ready for use or sale.

2.2.31	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.32	Segment reporting

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

3.	Critical accounting estimates and significant judgements

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenue and expense and their disclosure. Therefore, variables and assumptions derived from past experience and other factors deemed relevant were used in preparing accompanying consolidated financial statements included in this report. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized in the period in which the estimates are revised on a prospective basis.

The significant accounting policies, including the variables and assumptions used in the estimates, and the relevant sensitivity of those judgments to different scenarios and conditions are described below:

3.1.	Revenue from contract with customers

In the Defense & Security segment, a significant portion of revenue is derived from long-term development contracts with the Brazilian and foreign governments, recognized over time by the cost incurred method (Note 2.2.27), using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement.

During the course of the contract, the Company assesses the costs incurred, adjusting total estimated costs at completion if necessary to reflect variations in costs in relation to the projection, changes in circumnstances and/ or new events, such as contract modification. Any resulting increase or decrease in estimated revenues or costs at completion is recognized as catch-up adjustment in the consolidated statements of income in the reporting period which the circumnstances that give rise to the revision become known by Management.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

During the first half of 2018, in the development contract of KC-390 aircraft, the prototype 001 faced an incident that led the 1st serial unit to be allocated to flight test campaign in order to reduce impact in the certification schedule. This non-recurring event in the year negatively impacted the contract estimated costs at completion and revenue recognition, with a negative catch-up adjustment recognized of US$ 127.2 in gross profit of the consolidated statements of income.

Should the total estimated costs at completion of contracts in progress be 10% lower than Management’s actual estimates, the revenue recognized in 2018 would increase by US$ 385.9, and if the costs were 10% higher than Management’s estimates, the recognized revenue would decrease by US$ 425.7.

3.2.	Residual value guarantees

The residual value guarantees granted on aircraft sales may be exercised at the end of a financing contract between a financial agent and the customer/operator of these aircraft. The guarantees are initially measured at fair value and are revised quarterly to reflect changes in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft in the secondary market. Refer to Note 26.4.5 for a sensitivity analysis of residual value guarantees.

3.3.	Impairment of long-lived assets

The impairment test considers the Company’s medium and long-term strategic plan cash flows, brought to present value at an appropriate discount rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, the Company uses estimates, as follows:

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

c)

Discount rates - an appropriate discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

Impairment of aircraft held in the Company’s property, plant and equipment available for leasing to third parties is measured at fair value less cost to sell or value in use. The assessment of the recoverable amount of such aircraft considers assessment of their fair value in an active market and recognition of impairment if their carrying value is higher than the fair value.

If the estimated discount pre-tax rate applied to the discounted cash flows be 1% higher than the Company’s estimates, it would not generate additional losses as of December 31, 2018.

3.4.	Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods, using assumptions based on market conditions at the end of each reporting period. The methods and calculations are the same as known valuation techniques normally used by the financial market. Refer to Note 26.4 for sensitivity analysis of financial instruments.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

3.5.	Income taxes

The Company is subject to income taxes in multiple jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes in each jurisdiction the Company operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes provisions based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final amount is determined.

Because the Company’s tax is largely determined in Brazilian reais and its functional currency is the dollar, the income tax expense line is highly sensitive to the effects of changes in exchange rates, particularly those due to changes in non-monetary assets.

If the real had devalued or appreciated by 10% against the dollar in relation to the actual exchange rate at December 31, 2018, the deferred income tax expense would have been higher or lower by approximately US$ 148.2.

3.6.	Non-current assets held for sale and discontinued operations

A discontinued operation is a Company’s business component which comprises operations and cash flows that may be clearly distinct and:

•	Represents a separate major line of business or geographic area of operations;

•	It is part of a co-ordinated single plan for the sale of a separate major line of business or geographic area of operations; or

•	It is a subsidiary acquired exclusively with a view to resale.

The classification of a Company’s operation as discontinued operation is achieved through its disposal, or at the time the transaction meets the criteria of IFRS 5 to have its assets and liabilities classified as held for sale, whichever occurs earlier.

An asset or group of assets and liabilities is held for sale when it is expected that its carrying amount will be recovered mainly from the sale transaction rather than continuous use. This occurs if the asset is available for immediate sale under its current conditions, subject only to customary and usual terms for the conclusion of the transaction, when the sale transaction is defined as ‘highly probable’ under the accounting standard.

The transaction initiated by the Company and The Boeing Company involving assets of commercial aviation segment will be classified as held for sale and discontinued operation from February 26, 2019, date of shareholders approval on Extraordinary General Shareholders’ Meeting when the ‘highly probable’ criteria was met.

As of December 31, 2018, the criteria to classify the operation as an asset held for sale and discontinued operation has not been reached.

4.	Accounting standards not yet adopted

Standards and amendments to existing accounting standards mentioned in this section have been published, but implementation is not mandatory for the year ended December 31, 2018, and the Company has not early adopted the amendments in these consolidated financial statements.

The accounting standards presented below may be relevant to the Company in the future, for this reason adoption projects are in course for each of them. It is not possible to estimate the effects of the adoption until such projects are concluded:

•

IFRS 16 - Leases: brings new concepts from the lessee’s point of view. In the model proposed by the new standard, the lessee shall recognize all leases as part of the consolidated statements of financial position in the caption of property, plant and equipment “right of use”, against a liability account. The initial recognition must be measured as at present value, considering a discount rate

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

that is appropriate to the local reality of each entity. In the model proposed by the new standard there are no significant changes in the accounting recognition to be made by the lessor. In adopting the standard, the Company used three practical expedients: (1) transactions below US$ 5,000 will be outside the scope of this standard, (2) all contracts with less than 12 months will not be considered for the purposes of IFRS 16 and (3) in order to define the discount rates, Management considered adopting the practical expedient which considers grouping contracts with similar characteristics. Embraer and its subsidiaries are analyzing the new accounting standard as well as the application in existing transactions and consider that there is an impact in the consolidated financial statements, implying an increase in assets and liabilities, a reduction in the value of operating expenses and an increase in financial expenses. The standard is applicable as of January 1, 2019 and the Company intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption and the assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The estimated effect on transition is between 0.5%-1.0% of the Company’s total assets, without impact in Shareholders’ equity.

•

IFRIC 23 - Uncertainty over income tax treatments: This is an interpretation of the IAS 12 - Income Tax standard, whose initial application will be effective as of January 1, 2019. The Company is surveying all the circumstances covered by IFRIC 23 and does not expect relevant impacts on its adoption. According to the interpretation, there are two possible transition methods: (1) retrospective, where the application is performed without the effect of using facts or further knowledge and (2) retrospective with cumulative effect, method in which applies with all the effect of prior periods accumulated in Shareholders’ equity. The Company will adopt this interpretation in compliance with method (2) mentioned.

Other accounting standards have been amended or are in the process of amendment and will come into effect in the coming years; however these are not mentioned, as the Company does not expect them to result in significant impacts.

5.	Cash and cash equivalents

	12.31.2018	12.31.2017
Cash and banks	125.4	383.4

	125.4	383.4

Cash equivalents
Private securities (i)	352.6	219.4
Fixed deposits (ii)	802.9	668.0

	1,155.5	887.4

	1,280.9	1,270.8

(i)	Applications in Bank Deposit Certificates (CDB’s), issued by financial institutions in Brazil, available for redemption in up to 90 days without impact on contracted remuneration;
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

6.	Financial investments

	12.31.2018				12.31.2017 (Restated)
	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Financial instruments
Private securities (i)	—	50.4	—	50.4	—	516.0	0.6	516.6
Structured Notes (ii)	48.8	—	1,308.0	1,356.8	50.5	—	1,199.6	1,250.1
Fixed Deposits (iii)	—	457.3	0.1	457.4	—	791.6	—	791.6
Investment funds	—	—	2.4	2.4	—	—	—	—
Other (iv)	—	—	59.9	59.9	—	—	59.0	59.0

	48.8	507.7	1,370.4	1,926.9	50.5	1,307.6	1,259.2	2,617.3

Current portion	1.1	507.7	1,234.6	1,743.4	1.3	1,307.6	1,057.2	2,366.1
Non-current	47.7	—	135.8	183.5	49.2	—	202.0	251.2

(i)

Private securities, being: investments in Financial Bills, investments in Bank Deposit Certificates and Committed Transactions issued by Brazilian financial institutions, issued with maturities of more than 90 days.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(ii)	Structured notes, mainly comprised of:

•	Amount of US$ 1,103.7 (US$ 855.1 as of December 31, 2017), with credit risk of the issuing financial institution and the Brazilian government.

•

Amount of US$ 83.2 (US$ 222.2 as of December 31, 2017). In 2004, seeking to ensure profitability compatible with the term of guarantee deposit, the Company invested principal of US$ 123.4 in 15-year structured notes. In the inception, the transaction was recognized as restricted cash in the guarantee deposit line, however, due to negotiations between the parties at the end of 2016 and beginning of 2017, the restriction was waived, and then the amount was reclassified to financial investments line in the consolidated statements of financial position.

This yield enhancement was obtained through a credit default swap (CDS), a transaction which provides the right of early redemption of the note in the case of default by the Company. Upon such default, the note may be redeemed by the holder at its market value or its original face value, which would result in a loss to the Company of all interest accrued to that date.

Default events that can bring forward the due date for the notes includes: (a) bankruptcy or insolvency of the Company and (b) failure to pay or restructuring of Company debts in financing contracts.

In the event of default, the maturity dates of these notes will be brought forward and the notes will be realized at market value, limited to a minimum of the amounts originally invested. Any amount by which the market value exceeds the amount invested will be paid to the Company in the form of bonds, or loans of that amount.

(iii)	Fixed-term deposits in US dollars issued by financial institutions, with maturities of more than 90 days from the contract date.

(iv)

Refers to the shares of newly created Republic Airways Holdings, as a result of Republic Airways’ request for bankruptcy. These shares were received by the Company as part of the entity restructuring plan (see Note 23—Financial Guarantees).

The weighted average interest rate as of December 31, 2018 related to cash equivalents and financial investments in Brazilian Reais were of 6.56% p.a. and in US Dollars 2.40% p.a. (10.18% and 1.70% p.a. respectively as of December 31, 2017).

7.	Trade accounts receivable, net

	12.31.2018	12.31.2017	01.01.2017
		(Restated)	(Restated)
Foreign customers	325.7	306.3	305.0
Brazilian Air Force	21.8	14.4	9.1
Domestic customers	15.5	29.2	64.3

	363.0	349.9	378.4
Allowance for doubtful accounts	(45.0)	(52.9)	(41.6)

	318.0	297.0	336.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The amounts and maturities of these trade accounts receivable are shown below:

	12.31.2018	12.31.2017	01.01.2017
		(Restated)	(Restated)
Current	217.0	223.6	279.6
Up to 90 days	52.6	48.6	49.6
From 91 to 180 days	13.6	15.7	19.5
More than 180 days	79.8	62.0	29.7

	363.0	349.9	378.4

Changes in estimated credit losses year over year are shown below:

	12.31.2018	12.31.2017	01.01.2017
		(Restated)	(Restated)
Beginning balance	(52.9)	(41.6)	(38.4)
Additions	(5.8)	(22.1)	(36.0)
Reversal	17.7	9.9	12.5
Write-off	3.6	5.2	10.3
Foreign exchange variation	(7.6)	(4.3)	10.0

Ending balance	(45.0)	(52.9)	(41.6)

8.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuation risks and are not used for speculation.

As of December 31, 2018, the Company had the following instruments:

•	Non-deliverable forward (NDF), with the purpose of protecting the Company against the risks of exchange rate fluctuations. The fair value is determined by the observable market pricing model.

•

Swap operations, with the main objective of changing the debts index, from floating rates to fixed interest rates or vice versa, exchange of Dollar to Real or Euro and vice versa. The fair values of these instruments are measured by the future flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the consolidated financial statements by the prevailing market rates.

•

Transactions with purchase options and currency sale, in order to protect cash flows of wage costs denominated in Reais, against the risk of currency fluctuations. The financial instrument used by the Company is zero-cost collar, which consists of the purchasing of a put option and the sale of a call option, contracted with the same counterparty and with a zero net premium. The fair value of this instrument is determined by the observable market pricing model (through market information providers) and widely used by market participants to measure similar instruments.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Counterparty	Settlement date	12.31.2018	12.31.2017
Derivatives designated as hedge accounting
Expenses in Brazilian Reais (i)	Exchange rate	Citibank BofaMLynch Santander BNP Paribas Bradesco Itau BBA	2019 — 2019 2019 2019 2019	(1.9) — (1.2) (1.2) (1.9) (1.3)	0.8 0.3 1.4 1.3 — —
Export financing (ii)	Interest rate	Bradesco BofaMLynch Santander	— — 2019	— — 0.9	3.7 4.5 5.0
Project development (ii)	Interest rate	Itau BBA Votorantim BofaMLynch Santander HSBC Société Générale Safra Morgan Stanley S/A Bradesco	2023 2022 2022 2022 2022 2022 2022 2022 2022	0.3 0.3 0.5 1.7 0.3 0.2 0.1 1.7 0.4	0.3 0.5 0.7 2.7 0.4 0.2 0.2 3.0 0.7
Investments	Interest rate	Bradesco Santander BNP Paribas	— — —	— — —	(1.1) (0.1) (0.1)
Export	Exchange rate and Interest rate	Santander	—	—	(0.1)
Export (iii)	Interest rate	Itau BBA	2027	2.3	0.5

Other Derivatives				1.2	24.8

Recourse and non-recourse debt (iv)	Interest rate	Natixis	2022	0.3	1.0
Acquisition of property, plant and equipment (v)	Interest rate	Compass Bank	2024	(0.1)	(0.2)
Export (vi)	Exchange rate	Santander Totta Natixis BNP Paribas	2019 — —	— — —	— (0.3) 0.1

				0.2	0.6

				1.4	25.4

(i)

Zero-cost collar financial instruments, designated as cash flow hedge, in the total amount of US$ 296.7, through purchase of a put option at the weighted average exercise price of R$ 3.43 and through the sale of a call option at the weighted average exercise price of R$ 4.10 for the year of 2019.

(ii)

Interest rate swap, designated as fair value hedge, of US$ 277.6 related to the Export and Project Development debt lines, subject to a weighted average fixed interest rate of 4.51% p.a. to a weighted average floating rate equivalent to 34.49% p.a. of CDI index (Interbank Deposit Certificate).

(iii)	Interest rate swap, designated as cash flow hedge, which converted 6-month LIBOR interest rate to a fixed interest rate of 2.37% p.a., related to US$ 100.0 debt.
(iv)	Interest rate swap, which converted the amount of US$ 7.3 of recourse and non-recourse debt from a weighted average fixed rate of 8.4% p.a. to a floating rate equivalent to LIBOR 6 months + 1.15% p.a.
(v)	Interest rate swap, related to operation in the amount of US$ 3.2, which converted a floating interest rate of LIBOR 1 month + 2.44% p.a. for fixed rate of 5.23% p.a.
(vi)	Non-deliverable forward instruments in the amount of US$ 2.5 for exchange of US Dollars to Euro.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of December 31, 2018, loans and financing measured as at amortized cost amounted to US$ 3,647.6, and US$ 3,648.4 considering the effect of fair value of hedged risks by the hedge structures (As of December 31, 2017 US$ 4,198.3 and US$ 4,198.5, respectively).

The hedge effectiveness determined for the fair value and cash flow hedges in the inception date was 1:1 and 1:1, respectively. Considering changes in the discounted value of hedge instruments not yet liquidated since January 1st and in the value of hedged risk applied to determine the effectiveness relationship, the hedge effectiveness was 1:1.0056 and 1:1.1521 (1:1.0008 and 1:1.0303 as of December 31, 2017).

As of December 31, 2018 and 2017, the fair value of the derivative financial instruments was recorded in the consolidated statements of financial position as follows:

	12.31.2018	12.31.2017
Assets
Current portion	5.4	29.5
Non-current	4.1	4.8
Liabilities
Current portion	(8.1)	(8.8)
Non-current	—	(0.1)

Net derivative financial instruments	1.4	25.4

9.	Collateralized accounts receivable and recourse and non-recourse debt

Refers to structured transactions in which the amount receivable comprises financial inflows to be received over time and residual values of aircraft under specified return conditions to be received at the end of the contract. The residual value of aircraft is monitored with the objective of recognizing its fair value in the accounts. These structured transactions (Note 2.2.9) were financed by a third party and the amounts were recognized as recourse and non-recourse debt.

The cash inflow of certain structured transactions was sold to third parties, to whom financial guarantees were granted. In such cases the Company maintained the cash inflow in collateralized accounts receivable and recognized the corresponding liabilities in recourse and non-recourse debt.

9.1	Collateralized accounts receivable

	12.31.2018	12.31.2017
Estimated residual value of leased assets	215.8	215.6
Minimum lease payments receivable	122.6	127.6
Guaranteed operation (cash inflow)	27.0	42.7
Impairment (i)	(129.5)	(97.2)

Investment in sales-type lease	235.9	288.7

Current portion	218.5	185.6
Non-current portion	17.4	103.1

(i)	The amount recognized relates to the devaluation of assets linked to structured financing.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of December 31, 2018, the maturities of the amounts classified as non-current assets are as follows:

Year
2019	3.7
2020	3.9
2021	4.0
2022	2.6
Thereafter 2022	3.2

17.4

9.2	Recourse and non-recourse debt

	12.31.2018	12.31.2017
Recourse debt	330.6	347.0
Non-recourse debt	10.8	17.1

	341.4	364.1

Current portion	324.0	17.6
Non-current portion	17.4	346.5

As of December 31, 2018, the maturities of the amounts classified as non-current liabilities were as follows:

Year
2019	3.7
2020	3.9
2021	4.0
2022	2.6
Thereafter 2022	3.2

17.4

10.	Guarantee deposits

	12.31.2018	12.31.2017
Sales financing guarantees (i)	314.4	321.4
Sales structure guarantees (ii)	25.3	60.8
Other	10.0	11.7

	349.7	393.9

Current portion	339.9	0.1
Non-current	9.8	393.8

(i)	Dollar-denominated financial investments linked to sales structures until the completion of these structures and settlement of the recourse and non-recourse debt.
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

As of 31 December 2018 the guarantor to whom the guarantees are linked was in compliance.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

11.	Inventories

	12.31.2018	12.31.2017
Raw materials	897.6	865.6
Work in process	891.6	612.4
Spare parts	424.3	405.2
Finished goods (i)	146.4	89.9
Held by third parties	108.7	82.3
Inventory in transit	91.1	85.2
Consumption materials	48.3	47.6
Used aircraft (ii)	46.0	102.0
Advances to suppliers	31.4	28.9
Loss on adjustment to market value (iii)	(7.7)	(17.2)
Loss due to obsolescence (iv)	(170.7)	(153.2)

	2,507.0	2,148.7

(i)	The following aircraft were held in the finished products inventory:

•	December 31, 2018: two Legacy 450, four Legacy 500, one Phenom 100; three Phenom 300, one Lineage and two Ipanemas.

•	December 31, 2017: one Legacy 450, one Phenom 100, one Phenom 300, two Legacy 500, one Lineage and two Ipanemas.

Of the total aircraft held in inventories as of December 31, 2018, one Ipanema and one Phenom 300 had been delivered by until March 25, 2019.

(ii)	The following used aircraft were held in inventory as available for sale:

•	December 31, 2018: one Legacy 450, one Lineage, one Phenom 300;

•	December 31, 2017: three ERJ 140, two Lineage and one Boeing BBJ 737

(iii)	Refers to the provision recorded for adjustments to the realizable value of used aircraft, as follows:

	12.31.2018	12.31.2017	12.31.2016
Beginning balance	(17.2)	(19.9)	(25.4)
Additions	(8.8)	(8.2)	(14.0)
Disposals	18.3	10.9	19.5

Ending balance	(7.7)	(17.2)	(19.9)

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

	12.31.2018	12.31.2017	12.31.2016
Beginning balance	(153.2)	(138.1)	(161.2)
Additions	(59.8)	(48.7)	(59.8)
Disposals	41.5	37.0	83.7
Foreign exchange loss	0.8	(3.4)	(0.8)

Ending balance	(170.7)	(153.2)	(138.1)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12.	Other assets

	12.31.2018	12.31.2017
Taxes recoverable (i)	132.2	171.0
Other debtors (ii)	61.6	53.5
Court-mandated escrow deposits (iii)	43.0	62.5
Prepaid expenses	24.3	22.4
Loan with a joint operation (iv)	23.2	19.7
Advances to employees	8.5	12.5
Advances for services to be rendered	3.2	11.5
Other	13.0	23.7

	309.0	376.8

Current portion	203.4	255.3
Non-current portion	105.6	121.5

(i)	Taxes recoverable

	12.31.2018	12.31.2017
ICMS (State Value-added Tax) and IPI (Excise Tax)	85.5	96.3
PIS (Social Integration Program) and COFINS
(Contribution for Social Security)	24.5	51.1
Income tax and social security on net income withheld	7.7	8.8
ISS (Service tax)	5.9	6.3
Other	8.6	8.5

	132.2	171.0

Current portion	93.7	120.4
Non-current portion	38.5	50.6

(ii)

Corresponds mainly to rework done on products supplied by third parties, which will be reimbursed according to the contractual terms and credits negotiated with certain suppliers that will be consumed over time from other receivables from suppliers.

(iii)	Refers to deposits arising from lawsuits, substantially to federal taxes and contributions (Note 22).
(iv)

Corresponds to the jointly controlled operation of the Embraer group (Note 2.1.2), where only assets and liabilities under the Company’s liability are consolidated. In this way, the amount presented, refers to the balance of loan receivable from the other partner of EZ Air Interior Limited.

13.	Interest in entities

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

Embraer group holds 51.0% of the entities Embraer CAE Training Services Ltd., Visiona Tecnologia Espacial S.A. and Embraer CAE Training Services. The powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives and the Embraer Group directs the principal operating activities of the entity.

The financial position of the most significant entity of the group with non-controlling interests is summarized below, which is OGMA—Indústria Aeronáutica de Portugal S.A. Other entities combined represent less than 5% of consolidated profit before taxes on income.

	12.31.2018	12.31.2017	01.01.2017
Cash and cash equivalents	12.9	11.1	23.7
Current assets	168.9	207.9	155.1
Non current assets	61.0	66.0	55.4
Current liabilities	74.5	117.4	76.5
Non current liabilities	0.1	0.9	7.3
Noncontrolling interest	54.3	54.4	44.2

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Revenue	240.5	222.1	216.3
Net income for the year	9.6	12.3	11.2

Group subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

(iii)	Jointly controlled entity

EZ Air Interior Limited is a joint operation between the Embraer group and Zodiac Aerospace and shares with the other members’ joint management of the entities’ relevant activities.

The Company accounts for the assets, liabilities, revenues and expenses relating to its involvement in the joint operations in accordance with the rights and obligations assigned to Embraer.

	12.31.2018	12.31.2017	01.01.2017
Cash and cash equivalents	1.3	1.2	1.4
Current assets	24.5	28.8	27.7
Non current assets	8.0	7.1	5.4
Current liabilities	13.1	48.2	24.6
Non current liabilities	41.5	4.4	25.4

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Revenue	48.4	42.0	47.4
Net income (loss) for the year	(5.4)	0.1	(9.3)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.	Related parties

14.1	Related party transactions

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

•

liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) advances received on accountofsales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) mutual loan contracts with the subsidiaries abroad with interest rates equivalent to those used by the Company to acquire similar funding (vii) export financing; and

•

Amounts in the consolidated statements of income: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and mutual loans; (iii) supplementary pension plan.

14.1.1	December 31, 2018

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	326.2	314.3	9.4	—	(4.2)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	71.8	—	119.7	(8.3)	—
Caixa Econômica Federal	—	—	—	—	0.2	—
Brazilian Air Force	42.3	90.3	—	—	—	(176.2)
Marinha do Brasil	0.9	—	—	—	—	(12.6)
Embraer Prev – Sociedade de Previdência Complementar	—	0.2	—	—	—	(14.4)
Brazilian Army	—	4.3	—	—	—	—
Financiadora de Estudo e Projetos – FINEP	—	13.0	—	43.5	(2.3)	—

	369.4	493.9	9.4	163.2	(14.6)	(203.2)

14.1.2	December 31, 2017

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	227.2	92.9	330.8	319.5	(0.5)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	88.4	—	219.0	(14.7)	—
Brazilian Air Force	314.1	90.3	—	—	—	(23.7)
Marinha do Brasil	6.6	—	—	—	—	(6.2)
Caixa Econômica Federal	9.8	—	—	—	—	—
Embraer Prev - Sociedade de Previdência Complementar	—	0.2	—	—	—	(22.9)
Brazilian Army	—	11.1	—	—	—	(1.2)
Financiadora de Estudo e Projetos – FINEP	—	15.7	—	64.6	(2.9)	—

	557.7	298.6	330.8	603.1	(18.1)	(54.0)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.1.3	December 31, 2016

	12.31.2016
	Financial Results	Operating Results
Banco do Brasil S.A.	(2.8)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(18.6)	—
Brazilian Air Force	—	25.6
Marinha do Brasil	—	(2.7)
Caixa Econômica Federal	28.5	—
Embraer Prev – Sociedade de Previdência Complementar	—	(23.2)
Brazilian Army	—	5.0
Financiadora de Estudo e Projetos – FINEP	(2.9)	—
Telecomunicações Brasileiras S.A. - Telebrás	—	(2.1)

	4.2	2.6

14.2	Brazilian Federal Government – relationship

Through its direct and indirect participation and ownership of a common share, denominated “golden share”, the Brazilian Federal Government is a significant shareholder. As of December 31, 2018, in addition to its “golden share”, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer for defense products (through the Brazilian Air Force, Army and Navy);

•	a source of research and development financing through technology development institutions such as FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

14.3	Remuneration of key management personnel:

	12.31.2018	12.31.2017
Short-term benefits (i)	10.0	10.1
Share based payment	3.3	2.4
Labor contract termination	1.0	1.1

	14.3	13.6

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities.

Key Management includes members of the statutory Board of Directors and Executive Directors.

15.	Property, plant and equipment

The annual weighted average rates by asset class are shown below. This information is based on the consolidated depreciation of the assets recognized in the year, compared, after annualization and elimination of any non-typical movement, to the net balance of the assets in the previous year:

Class of assets	Weighted average depreciation rate (%)
	12.31.2018	12.31.2017
Buildings and improvements	3.8%	4.6%
Installations	4.9%	5.5%
Machinery and equipment	10.0%	13.0%
Furniture and fixtures	9.3%	11.8%
Vehicles	22.7%	27.7%
Aircraft	11.0%	8.0%
Computers and peripherals	27.6%	28.2%
Tooling	16.5%	16.4%
Other assets	0.1%	0.7%
Exchange pool program assets	3.7%	3.8%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12.31.2018
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2017	11.0	741.8	161.4	971.8	74.9	17.5	193.2	190.3	620.9	26.0	672.5	76.5	3,757.8
Additions	—	1.3	—	28.5	1.9	0.5	10.2	6.3	16.6	1.4	46.3	41.3	154.3
Disposals	—	(10.9)	(0.9)	(36.5)	(2.1)	(0.5)	(0.3)	(6.4)	(1.7)	—	(20.2)	(0.7)	(80.2)
Impairment(ii)	—	—	—	(0.3)	—	—	(6.0)	—	(2.5)	—	—	—	(8.8)
Reclassifications*	—	19.3	2.1	8.8	(0.1)	—	(120.8)	0.9	0.5	0.2	(31.8)	(26.7)	(147.6)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	4.8	4.8
Translation adjustments	—	(1.4)	(0.2)	0.1	(0.4)	(0.2)	(0.1)	(1.1)	(4.7)	—	(16.0)	(1.5)	(25.5)

At December 31, 2018	11.0	750.1	162.4	972.4	74.2	17.3	76.2	190.0	629.1	27.6	650.8	93.7	3,654.8

Accumulated depreciation
At December 31, 2017	—	(208.9)	(104.1)	(506.6)	(43.4)	(13.4)	(81.3)	(148.4)	(329.7)	(9.9)	(207.2)	—	(1,652.9)
Depreciation	—	(20.2)	(2.8)	(46.4)	(2.9)	(1.0)	(9.1)	(11.5)	(48.1)	—	(17.2)	—	(159.2)
Disposals	—	10.7	0.9	33.5	1.5	0.4	0.3	6.3	0.7	—	6.9	—	61.2
Reclassifications*	—	0.1	0.3	2.8	—	—	51.4	(1.7)	—	(1.5)	—	—	51.4
Interest on capitalized assets	—	(1.5)	—	—	—	—	—	—	—	—	—	—	(1.5)
Translation adjustments	—	0.4	0.1	(1.4)	0.2	0.2	—	0.8	5.6	—	5.0	—	10.9

At December 31, 2018	—	(219.4)	(105.6)	(518.1)	(44.6)	(13.8)	(38.7)	(154.5)	(371.5)	(11.4)	(212.5)	—	(1,690.1)

Net
At December 31, 2017	11.0	532.9	57.3	465.2	31.5	4.1	111.9	41.9	291.2	16.1	465.3	76.5	2,104.9
At December 31, 2018	11.0	530.7	56.8	454.3	29.6	3.5	37.5	35.5	257.6	16.2	438.3	93.7	1,964.7

12.31.2017
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2
Additions	—	4.1	—	40.3	3.6	0.4	14.4	11.4	30.8	8.6	43.6	80.5	237.7
Disposals	—	(8.1)	—	(10.1)	(1.9)	(0.7)	(8.1)	(0.8)	(1.0)	—	(33.5)	(1.1)	(65.3)
Impairment(ii)	—	—	—	(2.2)	—	—	(25.8)	—	(2.1)	—	—	—	(30.1)
Reclassifications*	—	85.5	4.8	22.5	(1.4)	0.5	(104.0)	(0.7)	5.1	(12.0)	(22.2)	(142.0)	(163.9)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	22.1	22.1
Translation adjustments	—	3.2	0.5	11.5	0.5	0.5	—	1.1	0.3	—	14.9	0.6	33.1

At December 31, 2017	11.0	741.8	161.4	971.8	74.9	17.5	193.2	190.3	620.9	26.0	672.5	76.5	3,757.8

Accumulated depreciation
At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)
Depreciation	—	(21.3)	(3.0)	(60.3)	(4.0)	(1.2)	(25.6)	(12.1)	(50.8)	(0.2)	(18.0)	—	(196.5)
Disposals	—	4.1	—	7.5	1.0	0.6	6.9	0.6	0.3	—	8.8	—	29.8
Reclassifications*	—	0.6	0.4	—	—	0.3	91.3	—	—	(0.3)	—	—	92.3
Translation adjustments	—	(1.0)	(0.1)	(8.7)	(0.4)	(0.4)	—	(0.7)	(0.3)	—	3.1	—	(8.5)

At December 31, 2017	—	(208.9)	(104.1)	(506.6)	(43.4)	(13.4)	(81.3)	(148.4)	(329.7)	(9.9)	(207.2)	—	(1,652.9)

Net
At December 31, 2016	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2
At December 31, 2017	11.0	532.9	57.3	465.2	31.5	4.1	111.9	41.9	291.2	16.1	465.3	76.5	2,104.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12.31.2016
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft (i)	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2015	11.0	616.5	151.8	853.3	70.5	17.0	323.5	163.2	533.5	22.8	622.6	75.8	3,461.5
Additions	—	0.6	—	54.8	4.0	0.7	137.4	17.3	54.6	8.6	65.5	91.7	435.2
Disposals	—	(9.3)	(0.2)	(7.6)	(2.3)	(0.9)	(17.8)	(3.0)	(0.9)	—	(15.1)	(7.1)	(64.2)
Impairment	—	—	—	—	—	—	(27.0)	—	—	—	—	—	(27.0)
Impairment (iii)	—	—	—	—	—	—	(64.9)	—	—	—	—	—	(64.9)
Reclassifications*	—	49.9	4.4	10.2	1.9	0.2	(34.7)	1.7	0.9	(2.0)	1.2	(59.8)	(26.1)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	16.1	16.1
Translation adjustments	—	(0.6)	0.1	(0.9)	—	(0.2)	0.2	0.1	(0.3)	—	(4.5)	(0.3)	(6.4)

At December 31, 2016	11.0	657.1	156.1	909.8	74.1	16.8	316.7	179.3	587.8	29.4	669.7	116.4	3,724.2

Accumulated depreciation
At December 31, 2015	—	(180.8)	(97.2)	(389.5)	(37.9)	(12.5)	(156.4)	(128.7)	(233.4)	(9.4)	(188.3)	—	(1,434.1)
Depreciation		(20.0)	(4.2)	(62.7)	(4.1)	(1.1)	(25.4)	(10.4)	(44.7)	—	(21.9)		(194.5)
Disposals	—	9.2	—	4.9	1.9	0.8	15.5	2.9	0.5	—	6.0	—	41.7
Reclassifications*	—	—	—	1.8	—	—	8.6	(0.1)	(1.6)	—	—	—	8.7
Translation adjustments	—	0.3	—	0.4	0.1	0.1	3.8	0.1	0.3	—	3.1	—	8.2

At December 31, 2016	—	(191.3)	(101.4)	(445.1)	(40.0)	(12.7)	(153.9)	(136.2)	(278.9)	(9.4)	(201.1)	—	(1,570.0)

Net	11.0	435.7	54.6	463.8	32.6	4.5	167.1	34.5	300.1	13.4	434.3	75.8	2,027.4
At December 31, 2015	11.0	465.8	54.7	464.7	34.1	4.1	162.8	43.1	308.9	20.0	468.6	116.4	2,154.2

*

On December 31, 2018, 2017 and 2016, reclassification of “Aircraft” and “Exchange pool program assets” classes refers to aircraft and items transferred to the inventory for sale purposes. In addition, in September 2017, 17 ERJ 145 aircraft were transferred to inventory in order to be disassembled and sold as parts (part-out procedures).

(i)	The aircraft are used for testing, shuttle and operating leases and are adjusted to fair value, if applicable. The following aircraft are held:

•	December 31, 2018: three ERJ 135, 15 ERJ 145, one EMBRAER 190, one EMBRAER 120, one Legacy 450, one 690B; and

•	December 31, 2017: nine ERJ 135, 26 ERJ 145, four EMBRAER 170, one EMBRAER 190, one EMBRAER 120, one Legacy 450, one Legacy 500, one Phenom 300, one 690B.

(ii)	Impairment losses recognized as discussed in Note 17.

As of December 31, 2018, property, plant and equipment of US$ 114.5 were pledged as collateral for loans, financing and labor contingencies (December 31, 2017, US$ 134.1).

The average rate for capitalization of borrowing costs is 5.5% p.a. for the year ended December 31, 2018 (5.4% p.a. for year ended December 31, 2017).

16.	Intangible assets

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

	12.31.2018
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2017	1,825.2	1,355.7	33.5	5.8	13.9	343.3	12.0	45.6	3,635.0
Additions	209.3	41.3	4.0	0.1	2.5	8.0	—	25.1	290.3
Contributions from suppliers	(125.5)	—	—	—	—	—	—	—	(125.5)
Disposals	—	—	—	—	—	(3.4)	—	—	(3.4)
Reclassifications	—	—	5.9	(2.4)	(10.1)	2.4	—	(1.9)	(6.1)
Impairment	—	(58.5)	—	—	—	—	—	—	(58.5)
Interest on capitalized assets	7.3	2.7	—	—	—	—	—	—	10.0
Translation adjustments	—	—	—	—	—	—	(1.6)	—	(1.6)

At December 31, 2018	1,916.3	1,341.2	43.4	3.5	6.3	350.3	10.4	68.8	3,740.2

Acumulated amortization
At December 31, 2017	(1,031.8)	(473.7)	(27.9)	(1.1)	(6.8)	(206.9)	—	(4.4)	(1,752.6)
Amortization	(29.6)	(51.1)	(1.8)	(0.1)	(0.9)	(28.1)	—	(1.2)	(112.8)
Amortization of contribution from suppliers	8.0	14.0	—	—	—	—	—	—	22.0
Disposals	—	—	—	—	—	2.2	—	—	2.2
Reclassifications	—	—	(2.7)	—	4.8	—	—	(0.7)	1.4
Interest on capitalized assets	(0.2)	(1.4)	—	—	—	—	—	—	(1.6)

At December 31, 2018	(1,053.6)	(512.2)	(32.4)	(1.2)	(2.9)	(232.8)	—	(6.3)	(1,841.4)

Intangible, net
At December 31, 2017	793.4	882.0	5.6	4.7	7.1	136.4	12.0	41.2	1,882.4
At December 31, 2018	862.7	829.0	11.0	2.3	3.4	117.5	10.4	62.5	1,898.8

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2017
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7
Additions	313.8	76.9	3.0	2.5	1.9	56.3	—	16.1	470.5
Contributions from suppliers	(86.0)	—	—	—	—	—	—	—	(86.0)
Disposals	—	—	—	—	(1.5)	—	—	—	(1.5)
Reclassifications	71.3	3.6	(0.3)	(48.5)	—	(24.4)	—	(1.7)	—
Impairment	—	(49.9)	—	—	—	—	(8.7)	(1.9)	(60.5)
Interest on capitalized assets	11.0	4.8	—	—	—	—	—	—	15.8
Translation adjustments	—	—	—	—	—	—	(0.3)	0.3	—

At December 31, 2017	1,825.2	1,355.7	33.5	5.8	13.9	343.3	12.0	45.6	3,635.0

Acumulated amortization
At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)
Amortization	(57.4)	(56.7)	(2.6)	(0.1)	(1.1)	(27.1)	—	(1.2)	(146.2)
Amortization of contribution from suppliers	13.5	13.8	—	—	—	—	—	—	27.3
Reclassifications	4.5	(4.3)	0.3	(1.0)	—	—	—	0.5	—
Interest on capitalized assets	—	(1.6)	—	—	—	—	—	—	(1.6)

At December 31, 2017	(1,031.8)	(473.7)	(27.9)	(1.1)	(6.8)	(206.9)	—	(4.4)	(1,752.6)

Intangible, net
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6
At December 31, 2017	793.4	882.0	5.6	4.7	7.1	136.4	12.0	41.2	1,882.4

	12.31.2016
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2015	1,276.1	1,248.9	25.6	36.1	10.1	263.3	16.4	24.0	2,900.5
Additions	351.1	65.4	5.2	15.7	10.7	48.1	—	8.8	505.0
Contributions from suppliers	(123.9)	—	—	—	—	—	—	—	(123.9)
Reclassifications	—	—	—	—	(7.3)	—	—	—	(7.3)
Interest on capitalized assets	11.8	6.0	—	—	—	—	—	—	17.8
Translation adjustments	—	—	—	—	—	—	4.6	—	4.6

At December 31, 2016	1,515.1	1,320.3	30.8	51.8	13.5	311.4	21.0	32.8	3,296.7

Acumulated amortization
At December 31, 2015	(923.6)	(377.1)	(25.6)	—	(4.6)	(160.9)	—	(3.3)	(1,495.1)
Amortization	(92.0)	(61.5)	—	—	(1.1)	(18.9)	—	(0.4)	(173.9)
Amortization of contribution from suppliers	23.2	15.1	—	—	—	—	—	—	38.3
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	(1.4)

At December 31, 2016	(992.4)	(424.9)	(25.6)	—	(5.7)	(179.8)	—	(3.7)	(1,632.1)

Intangible, net
At December 31, 2015	352.5	871.8	—	36.1	5.5	102.4	16.4	20.7	1,405.4
At December 31, 2016	522.7	895.4	5.2	51.8	7.8	131.6	21.0	29.1	1,664.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

17.	Impairment test

As of December 31, 2018, the Company performed its annual impairment test of the CGUs to which goodwill and indefinite-lived assets are allocated, as well as for those CGUs which presented indicators the carrying amount may not be recoverable generate by new events or change in circumstances.

The Company performed impairment tests of the carrying amount of each applicable CGUs based in the value in use approach. Value in use was estimated using the discounted cash flow method for each applicable CGU. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Management’s best estimate approved by the Board of Directors.

As of December 31, 2018, no impairment losses were identified, except for losses of US$ 61.3 in relation to the full remaining internally developed assets of Lineage 1000 aircraft model (Segment of Executive Aviation), for which US$ 58.5 was allocated in intangible assets and US$ 2.8 as losses on property, plant and equipament, related to sales forecast review of this aircraft model.

As of December 31, 2017, losses of US$ 50.5 and US$ 8.7 were recognized in CGUs of Legacy 650 aircraft (Segment of Executive Aviation) and of Monitoring, Sensoring and Radars, respectively. Losses were allocated in intangible assets and property, plant and equipment, and in the case of Monitoring, Sensoring and Radars CGU, the loss was also allocated in the goodwill recognized.

Impairment losses identified and recognized are consequences of changes in market conditions, analysis of potential customers and changes in industry forecasts of each impaired aircraft model.

(i) Key assumptions of impairment test

Management determined the gross margin based on its expectations of market development, forecast and conditions for each CGU. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic business plan approved by the Board of Directors.

Estimated future cash flows were discounted using the weighted average capital cost rate (WACC), which is reconciled to an estimated discount pre-tax rate of 11.4% and 11.9% in 2018 and 2017, respectively, which reflects the return expected by the investors.

There are no other CGUs at risk of impairment losses on December 31, 2018 and 2017, except for those mentioned before.

18.	Trade accounts payable

	12.31.2018	12.31.2017
Foreign suppliers	574.0	545.4
Risk partners (i)	200.2	162.0
Domestic suppliers	117.9	117.3

	892.1	824.7

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

19.	Loans and financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	12.31.2018	12.31.2017
Other currencies:
		5.05% to 6.38%	5.05% to 7.42%	2027 (i)	2,941.8	2,934.1
		0.63% to 5.37%	0.63% to 5.37%	2021	124.1	220.6
Working capital	US$	Libor 6M + 1.35% to 2.60%	Libor 6M + 1.35% to 2.60%	2027	219.8	119.1
		Libor 3M + 2.25%	Libor 3M + 2.25%	2026	—	220.20
	Euro	1.00% to 3.37%	1.00% to 3.37%	2026	19.6	14.0
Advances on foreign exchange contracts	US$	4.65%	4.65%	2018	—	3.1
		1.04% to 1.10%	1.04% to 1.10%	2035
Property, plant and equipment	US$	Libor 1M + 2.44% to 2.50%	Libor 1M + 2.44% to 2.50%	2037	55.8	58.1

					3,361.1	3,569.2

In local currency:		3.50% to 4.50%	3.50% to 4.50%	2023

Project development	R$	TJLP + 1.92% to 5.00%	TJLP + 1.92% to 5.00%	2022	248.0	396.0

Export Credit Note	R$	10.85% a 11.00%	10.85% a 11.00%	2019	38.5	233.1

					286.5	629.1

Total					3,647.6	4,198.3

Current portion					179.3	388.9
Non-current portion					3,468.4	3,809.6

(i)	Bonus Issue Guaranteed - Bonds

In October 2009, Embraer Overseas Limited issued US$ 500.0 thousand in guaranteed notes at 6.375% p.a., due on January 15, 2020. The operations are fully and unconditionally guaranteed by the Parent Company. Because Embraer Overseas Limited is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017 the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, taking into account the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. The operations are fully and unconditionally guaranteed by the Parent Company.

In June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500.0 at a rate of 5.15% p.a.

In June 2015, the Company´s wholly-owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1,000 in Guaranteed Notes at 5.05% p.a., due on June 15, 2025, in an offering subsequently registered with the SEC. This operation is fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations, the transactions made by it are presented as third party transactions in the Parent Company Financial Statements.

In February 2017, Embraer Netherlands Finance B.V., Embraer S.A. subsidiary, issued a offering registered with the SEC of US$ 750.0 with an nominal interest rate of 5.40% p.a. maturing February 1, 2017. This operation is fully and unconditionally guaranteed by the Parent Company. Because Embraer Netherlands Finance B.V. is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations, the transactions made by it are presented as third party transactions in the Parent Company Financial Statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of December 31, 2018, the movement and maturities of the long-term financing agreements are as follows:

	12.31.2018	12.31.2017	12.31.2016
Opening balance	3,584.4	3,704.4	4,229.9
Principal addition	124.0	940.0	620.5
Interest addition	218.0	192.7	195.7
Principal payment	(596.3)	(521.3)	(559.7)
Interest payment	(212.7)	(186.4)	(175.0)
Foreing exchange	530.2	68.9	(551.5)

Total	3,647.6	4,198.3	3,759.9

As of December 31, 2018, the maturity schedules of the long-term financing are:

Year
2020	237.0
2021	287.5
2022	519.5
2023	520.8
After 2023	1,903.6

3,468.4

19.1	Interest and guarantees

As of December 31, 2018, loans denominated in US dollars (91,6% of the total) are mainly subject to fixed interest rates. The weighted average rate was 5.27% p.a. (5,18% p.a. at December 31, 2017).

As of December 31, 2018, loans denominated in Reais (7,9% of the total) are subject to fixed interest rates or interest based on the Brazilian Long-term Interest Rate (“TJLP”) and CDI (Interbank Deposit Certificate). The weighted average rate at December 31, 2018 was 2.47% p.a. (3.72% p.a. at December 31, 2017).

As of December 31, 2018, financing in Euros (0.5% of the total) had a rate of 1.32% on December 31, 2017.

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 339.4 as of December 31, 2018 (US$ 441.1 as of December 31, 2017) were provided as collateral for loans.

19.2	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness x EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on EBITDA x net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, significant changes in control of the Company, sale of assets.

As of December 31, 2018, the Company was in compliance with all the restrictive clauses.

20.	Other payables

	12.31.2018	12.31.2017
Other accounts payable (i)	114.6	112.0
Provisions related to payroll (ii)	92.8	108.6
Provision for employee profit sharing	34.3	29.8
Mutual with jointly controlled operation	23.2	19.7
Contractual obligations (iii)	17.5	16.9
Long-term incentive (iv)	16.9	9.9
Commission payable	10.9	10.6
Insurance	6.2	5.0
Brazilian air force	0.6	1.2

	317.0	313.7

Current portion	288.4	292.2
Non-current portion	28.6	21.5

(i)	Represents a provision for expenses already incurred as of the date of the balance sheet and for which payments are made during the following month.
(ii)	Refers to employee related obligations recorded in the financial statements;
(iii)

Substantially represents amounts recorded regarding maintenance costs of aircraft leased through operating leases and contractually agreed upon commitments for the sale of new aircraft or the expiration of residual financial guarantees;

(iv)	Refers to the Long-Term Incentive (ILP) granted to Company employees in the form of phantom shares, as described in Note 28—Share-based Remuneration.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

21.	Taxes and payroll charges payable

	12.31.2018	12.31.2017
INSS (social security contribution) (i)	105.2	84.0
IRRF (withholding tax)	11.8	24.2
PIS and COFINS (ii)	1.6	4.2
Taxes refinancing program	1.1	15.0
IPI (manufacturing tax)	0.3	1.1
FGTS (government employee severance indemnity fund)	0.2	5.6
Others	6.4	6.8

	126.6	140.9

Current portion	68.4	70.7
Non-current portion	58.2	70.2

The Company is challenging, through both administrative and judicial proceedings, the constitutionality of the tax calculation base and its expansion, as well as the rate increase of certain taxes, social contributions and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years.

By means of such administrative and judicial proceedings, the Company has obtained injunctions and similar measures to suspend payment or offset payment of taxes and social contributions and charges. Provisions have been recorded for taxes not paid, as a result of preliminary legal decisions, and are updated based on the SELIC interest rate, pending a final and definitive decision. In some cases the Company maintains judicial deposit for the continuity of the judicial proceedings.

(i)	Corresponds substantially to:

•

The increase in the work-related accident insurance (“SAT”) rate. The Company is challenging the legality of the levy and absence of technical criteria for such rate since 1995. The amount involved is US$ 47.7 as of December 31, 2018 (US$ 54.6 as of December 31, 2017).

•

Additionally, in February, 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision by US$ 2.5. Currently the remaining amount involved in the dispute in respect of the notice established in the collective agreement is US$ 10.0 as of December 31, 2018 and US$ 11.4 at December 31, 2017.

•

The Company obtained an injunction guaranteeing the right to not collect social security contributions according to the system established by Law 13,670 / 2018 in 2018 (maintenance of the Social Security Contribution on Gross Revenue—CPRB until 12/31/2018). The amount involved in the discussion is US$ 31.6 as of December 31, 2018.

(ii)	Refers to:

•

Contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute involving the calculation base for the non-cumulative system, was included under the terms of Law 11,941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

•

Another lawsuit discusses the inclusion of the exchange rate variation in the PIS / PASEP calculation basis and was judged favorably, which is why the provision in question was written off and the process will no longer be informed (US$ 3.3 as of December 31, 2017).

With respect to the legal discussions mentioned above for certain taxes exposures, the liabilities will be recognized until there is a final outcome and no further appeals can be made.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

22.	Income taxes

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

22.1	Deferred income tax and social contribution

The components of deferred tax assets and liabilities are as follows:

	12.31.2018	12.31.2017	01.01.2017
		(Restated)	(Restated)
Temporarily non-deductible provisions	39.7	(76.1)	(102.7)
Tax loss carryforwards	0.5	4.5	28.3
Functional currency effect of the non monetary assets	(323.4)	(206.0)	(201.0)
Gains not realized from sales of the Company to subsidiairies	22.7	15.4	16.4
Effect of differences by fixed asset	7.5	(8.1)	(31.2)
Differences between basis: account x tax	20.6	25.7	36.6

Deferred tax assets (liabilities), net	(232.4)	(244.6)	(253.6)

Total deferred tax asset	21.6	13.4	11.6
Total deferred tax liability	(254.0)	(258.0)	(265.2)

Changes in deferred income tax that affected profit and loss were as follows:

	From the statement of income	Other comprehensive income	Total
At January 01, 2016 (Restated)	(429.9)	32.5	(397.4)

Temporarily non-deductible provisions	(99.9)	—	(99.9)
Tax loss carryforwards	7.8	—	7.8
Functional currency effect of the non monetary assets	206.1	—	206.1
Provision Gain not realized at sales from Controlling company to subsidiairies	(3.5)	—	(3.5)
Effect of differences by fixed asset	4.9	—	4.9
Differences between basis: account x tax	22.1	6.3	28.4

At December 31, 2016 (Restated)	(292.4)	38.8	(253.6)

Temporarily non-deductible provisions	26.6	—	26.6
Tax loss carryforwards	(23.8)	—	(23.8)
Functional currency effect of the non monetary assets	(5.0)	—	(5.0)
Provision Gain not realized at sales from Controlling company to subsidiairies	(1.0)	—	(1.0)
Effect of differences by fixed asset	23.0	—	23.0
Differences between basis: account x tax	(6.9)	(3.9)	(10.8)

At December 31, 2017 (Restated)	(279.5)	34.9	(244.6)

Temporarily non-deductible provisions	115.8	—	115.8
Tax loss carryforwards	(4.0)	—	(4.0)
Functional currency effect of the non monetary assets	(117.4)	—	(117.4)
Gains not realized from sales of Parent Company to subsidiairies	7.3	—	7.3
Effect of differences by fixed asset	15.6	—	15.6
Differences between basis: account x tax	3.9	(9.0)	(5.1)

At December 31, 2018	(258.3)	25.9	(232.4)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

22.2	Reconciliation of income tax expense

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Profit (loss) before taxation	(136.2)	307.9	180.6

Income tax and social contribution expense at the nominal Brazilian enacted tax rate—34%	46.3	(104.7)	(61.4)

Tax on profits of overseas subsidiaries	(33.2)	(9.8)	(4.0)
Functional currency effect of the non monetary assets	(117.4)	(5.0)	206.1
Research and development tax incentives	27.7	43.8	36.5
Interest on own capital	3.0	16.9	6.1
Fiscal credits (recognized and non recognized)	(26.0)	19.3	(30.4)
Tax rate diference	30.9	5.3	(0.7)
Other difference between IFRS and fiscal basis	41.4	3.3	(90.9)
Other	(7.7)	3.0	(61.6)

	(81.3)	76.8	61.1

Income tax and social contribution income (expense) benefit as reported	(35.0)	(27.9)	(0.3)

Current income tax and social contribution (expense) benefit as reported	(56.2)	(40.8)	(137.8)
Deferred income tax and social contribution income (expense) benefit as reported	21.2	12.9	137.5

The effective average income tax benefit (expense) rate for the year ended December 31, 2018 was 25.7% (9.1% as of December 31, 2017). The deviation between the effective rate year over year refers to the effect of difference between tax basis (Brazilian Reais) and accounting basis of non-monetary assets recorded in the Company’s functional currency (US Dollars).

23.	Financial Guarantees and Residual Value Guarantees

	12.31.2018	12.31.2017
Financial guarantee of residual value	125.4	108.9
Accounts payable (i)	15.1	30.8
Financial guarantee	11.6	17.1

	152.1	156.8

Current portion	51.0	22.2
Non-current portion	101.1	134.6

The movement on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable (i)	Additional provision (i)	Total
At January 01, 2016	40.1	94.7	57.4	100.9	293.1

Additions	0.1	—	11.9	—	12.0
Interest Additions	—	—	1.7	—	1.7
Disposals	(6.6)	—	(95.6)	—	(102.2)
Reversals	—	—	—	(10.4)	(10.4)
Reclassifications	—	—	90.5	(90.5)	—
Market value	—	27.5	—	—	27.5
Guarantee amortization	(10.9)	—	—	—	(10.9)

At December 31, 2016	22.7	122.2	65.9	—	210.8

Additions	1,2	—	3.7	—	4.9
Interest Additions	—	—	2.0	—	2.0
Disposals	—	—	(40.8)	—	(40.8)
Market value	—	(13.3)	—	—	(13.3)
Guarantee amortization	(6.8)	—	—	—	(6.8)

At December 31, 2017	17.1	108.9	30.8	—	156.8

Interest Additions	—	—	1.5	—	1.5
Disposals	—	—	(17.2)	—	(17.2)
Market value	—	16.5	—	—	16.5
Guarantee amortization	(5.5)	—	—	—	(5.5)

At December 31, 2018	11.6	125.4	15.1	—	152.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(i)	Accounts payable and additional provision:

•

Republic Airways Holdings—Refer to liabilities assumed as part of financial guarantees granted to the customer as a result of his filing for bankruptcy (Chapter 11) on February, 2016, which is partially concluded as of December 31, 2018.

24.	Provisions and contingent liabilities

24.1	Provisions

	12.31.2018	12.31.2017	01.01.2017
		(Restated)	(Restated)
Product warranties (i)	98.0	101.1	94.1
Provisions for labor, taxes and civil (ii)	58.4	54.2	93.1
Taxes	31.4	41.8	28.5
Post retirement benefits	31.7	36.1	46.0
Environmental provision	2.4	1.8	1.0
Voluntary redundancy scheme	—	—	25.3
Other	20.5	25.3	14.8

	242.4	260.3	302.8

Current portion	116.9	124.1	123.8
Non-current portion	125.5	136.2	179.0

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 24.1.1.

Change in provision:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Voluntary redundancy scheme	Environment provision	Other	Total
At January 01, 2016 (Restated)	95.7	49.9	26.8	16.9	—	1.7	7.7	198.7

Additions	51.9	43.3	11.2	12.0	118.0	1.0	17.0	254.4
Interest	—	4.3	3.3	—	—	—	—	7.6
Used/payments	(31.7)	(2.7)	—	—	(77.0)	—	(8.1)	(119.5)
Reversals	(20.6)	(5.5)	—	—	(15.0)	(2.0)	—	(43.1)
Translation adjustments	(1.2)	3.8	4.7	(0.4)	(0.7)	0.3	(1.8)	4.7

At December 31, 2016 (Restated)	94.1	93.10	46.0	28.5	25.3	1.0	14.8	302.8

Additions	42.5	12.7	3.2	14.0	7.0	3.0	7.1	89.5
Interest	—	12.5	4.4	—	—	—	—	16.9
Used/payments	(26.8)	(61.1)	(15.3)	—	(31.0)	—	—	(134.2)
Reversals	(8.8)	(2.3)	(1.4)	—	(1.0)	(2.0)	—	(15.5)
Translation adjustments	0.1	(0.7)	(0.8)	(0.7)	(0.3)	(0.2)	3.4	0.8

At December 31, 2017 (Restated)	101.1	54.2	36.1	41.8	—	1.8	25.3	260.3

Additions	38.1	24.6	0.6	0.8	—	2.0	8.0	74.1
Interest	—	5.1	2.9	—	—	—	—	8.0
Used/payments	(24.9)	(6.4)	(3.3)	(11.2)	—	—	—	(45.8)
Reversals	(16.2)	(11.8)	(0.2)	—	—	(1.0)	—	(29.2)
Translation adjustments	(0.1)	(7.3)	(4.4)	—	—	(0.4)	(12.8)	(25.0)

At December 31, 2018	98.0	58.4	31.7	31.4	—	2.4	20.5	242.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

24.1.1	Labor, tax and civil provisions

	12.31.2018	12.31.2017
Tax related
IRPJ (i)	9.2	10.1
PIS and COFINS	5.3	6.8
Social security contributions (ii)	2.4	2.8
Import taxes (iii)	0.8	0.9
FUNDAF	0.1	—
Others	0.2	0.4

	18.0	21.0
Labor related
Plurimas 461/1379 (iv)	10.0	11.3
Reintegration (v)	7.0	5.1
Overtime (vi)	6.0	1.7
Dangerousness (vii)	1.0	0.1
Indemnity (viii)	3.1	2.3
Third parties	0.5	0.9
Others	12.4	11.6

	40.0	33.0
Civil related
Indemnity (ix)	0.4	0.2

	0.4	0.2

	58.4	54.2

Current portion	20.7	21.5
Non-current portion	37.7	32.7

(i)	The Company has obtained injunction to suspend collection of withholding tax related to values transferred overseas.
(ii)	The Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.
(iii)

Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court—STJ (Supremo Tribunal de Justiça).

(iv)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(v)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(vi)	Refer to requirements for payment of alleged differences in relation to overtime.
(vii)	Are requirements that seek the recognition of activity in hazardous condition.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some kind of legal relationship with the Company.

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy and the amounts shown here represent the estimated amounts that the Company’s legal department and its external counsel expect the Company to have to disburse to settle the lawsuits.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

24.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

•	The Company has a legal dispute related to the ISSQN rate in the amount of US$ 55.9 on December 31, 2018.

•	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 15.5 as of December 31, 2018 (US$ 6.6 as of December 31, 2017).

•	The Company has contingent liabilities amounting to US$ 36.4 as of December 31, 2018 related to labor claims (US$ 28.0 as of December 31, 2017).

24.3	SEC/DOJ and Brazilian public prosecutor’s investigations

•

In October 2016, the Company finalized definitive agreements with the United States and Brazilian authorities for the settlement of allegations for non-compliance with anti-corruption laws in the US and certain Brazilian laws.

Under the final agreements with the DOJ (Department of Justice) and the SEC (Securities and Exchange Commission), the Company assumed the following main obligations:

•

Payment of US$ 98.2 to the SEC (of which US$ 20.0 or R$ 64.0 due to the Brazilian Securities and Exchange Commission (CVM or Comissão de Valores Mobiliários) and the Brazilian Federal Public Prosecutor’s Office (MPF or Ministério Público Federal) under the term of undertaking (TCAC or Termo de Compromisso de Ajuste de Conduta), as disgorgement of profits.

•

Payment of US$ 107.3 to the DOJ as a penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA (Foreign Corrupt Practices Act) and one count of violating the internal controls provisions of the FCPA.

•

Under an agreement with the DOJ on conditional deferral of the Deferred Prosecution Agreement (“DPA”) against the Company, it agreed that liability for the recognized facts will be deferred for 03 (three) years, after which period the charges will be dismissed if the Company does not violate the terms of the DPA.; and

•	To contract external and independent monitoring for a period of 03 (three) years.

In February 2017, the United States authorities appointed a monitor as required under the above-mentioned definitive agreements with the United States authorities. As expected, the monitor annually presents reports containing certain observations and recommendations to further improve the Company’s compliance program, including the review or creation of anti-corruption and compliance related policies and procedures.

As a consequence of the definitive agreements with the United States and Brazilian authorities, Embraer and the Attorney General’s Office of the Dominican Republic executed a collaboration agreement on July 28, 2018. Under the terms of the agreement, the Company undertook to cooperate with the investigation of facts related to the transaction occurred in that country and paid US$ 7.04 to the Dominican State.

Related proceedings and other developments are ongoing and could result in additional fines that may be substantial and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis for estimating accruals or quantifying possible contingencies related to these matters.

•

Class Action: In August 2016, a putative securities class action was filed in a US court against the Company and certain of its former and current executives. In March 30, 2018, the court judged the motion to dismiss in favor of the Company and there was no appeal against this decision, thus the lawsuit was closed.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

25.	Post-retirement benefits

	12.31.2018	12.31.2017
Medical benefits plan Brazil	27.9	31.8
Medical benefits plan subsidiaries abroad	3.8	4.3

Post-retirement benefits	31.7	36.1

25.1	Post-retirement healthcare benefits provided by the Company in Brazil

The Company provided healthcare plan for employees, which based on its conditions, is classified as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times the contribution made by the retired employees is insufficient to cover the medical plan costs, which would represent exposure for the Company.

25.2	Post-retirement healthcare benefits provided by subsidiaries abroad

Embraer Aircraft Holding sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the individual employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

25.3	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, participation in which is optional. The Company’s contributions to the plan for the years ended December 31, 2018 and 2017 were US$ 14.1 and US$ 22.2 respectively.

26.	Financial Instruments

26.1	Financial instruments by category

		12.31.2018
	Note	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,280.9	—	—	1,280.9
Financial investments	6	48.8	507.8	1,370.3	1,926.9
Guarantee Deposits	10	349.7	—	—	349.7
Collateralized accounts receivable	9	235.9	—	—	235.9
Contract assets		358.0	—	—	358.0
Trade accounts receivable, net	7	318.0	—	—	318.0
Customer and commercial financing		11.7	—	—	11.7
Derivative financial instruments	8	—	—	9.5	9.5
Other Assets		66.2	—	—	66.2

		2,669.2	507.8	1,379.8	4,556.8

Liabilities
Loans and financing	19	3,647.7	—	—	3,647.7
Trade accounts payable and others liabilities		1,550.5	—	—	1,550.5
Financial guarantee and of residual value	23	15.0	—	125.4	140.4
Derivative financial instruments	8	—	—	8.1	8.1

		5,213.2	—	133.5	5,346.7

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

		12.31.2017 (Restated)
	Note	Amortised cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,270.8	—	—	1,270.8
Financial investments	6	50.5	1,307.6	1,259.2	2,617.3
Guarantee Deposits	10	393.9	—	—	393.9
Collateralized accounts receivable	9	288.7	—	—	288.7
Contract assets		447.5	—	—	447.5
Trade accounts receivable, net	7	297.0	—	—	297.0
Customer and commercial financing		16.4	—	—	16.4
Derivative financial instruments	8	—	—	34.3	34.3
Other Assets		82.2	—	—	82.2

		2,847.0	1,307.6	1,293.5	5,448.1

Liabilities
Loans and financing	19	4,198.5	—	—	4,198.5
Trade accounts payable and others liabilities		1,502.5	—	—	1,502.5
Financial guarantee and residual value	23	30.7	—	108.9	139.6
Derivative financial instruments	8	—	—	8.9	8.9

		5,731.7	—	117.8	5,849.5

26.2	Fair value of financial instruments

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

The carrying amounts of cash and cash equivalents, trade accounts receivable, other financial assets and financial liabilities, except for loans and financing, are approximately their fair values. The following methods were used to estimate the fair value of each further category of financial instrument for which it is possible to estimate the fair value.

Financial investments – The fair value of securities is estimated by the discounted cash flow methodology. For private securities (corporate bonds), it is applied the market’s unit price of latest trade date at the end of reporting period multiplied by the quantity acquiried by the Company.

Loans and financing – The fair value of guaranteed notes (bonds) is the market’s unit price of latest trade date at the end of reporting period multiplied by the quantity issued. For the other loans and financing, the fair value is based on the value of the contractual cash flows. The discount rate used is based in the market interest rate to contract a new transaction in similar terms, or in its absence, in the future market yield curve for the cash flows of each liability.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•

Level 2—pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they may be directly or indirectly observable at the consolidated statements of financial position date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as swaps or over-the-counter forwards and options.

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

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. In 2018 there was no change in the methods used to assess the fair value of financial instruments, as well as there were no changes or transfers of instruments level.

	12.31.2018
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	—	—	—	1,280.9	1,280.9	1,280.9
Financial investments	6	1,818.2	59.9	1,878.1	48.8	1,926.1	1,926.9
Guarantee Deposits	10	—	—	—	349.7	349.7	349.7
Collateralized accounts receivable		—	—	—	235.9	235.9	235.9
Contract assets		—	—	—	358.0	358.0	358.0
Trade accounts receivable, net	7	—	—	—	318.0	318.0	318.0
Customer and commercial financing		—	—	—	11.7	11.7	11.7
Derivative financial instruments	8	9.5	—	9.5	—	9.5	9.5
Other Assets		—	—	—	66.2	66.2	66.2

		1,827.7	59.9	1,887.6	2,669.2	4,556.0	4,556.8

Liabilities
Loans and financing		—	—	—	3,647.7	3,756.8	3,647.7
Trade accounts payable and others liabilities	19	—	—	—	1,550.5	1,550.5	1,550.5
Financial guarantee and of residual value		—	125.4	125.4	15.0	140.4	140.4
Derivative financial instruments	19	8.1	—	8.1	—	8.1	8.1

		8.1	125.4	133.5	5,213.2	5,455.8	5,346.7

	12.31.2017 (Restated)
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	—	—	—	1,270.8	1,270.8	1,270.8
Financial investments	6	2,507.2	59.6	2,566.8	50.4	2,617.3	2,617.3
Guarantee Deposits	10	—	—	—	393.9	393.9	393.9
Collateralized accounts receivable		—	—	—	288.7	288.7	288.7
Contract assets		—	—	—	447.5	447.5	447.5
Trade accounts receivable, net	7	—	—	—	297.0	297.0	297.0
Customer and commercial financing		—	—	—	16.4	16.4	16.4
Derivative financial instruments	8	34.3	—	34.3	—	34.3	34.3
Other Assets		—	—	—	82.2	82.2	82.2

		2,541.5	59.6	2,601.1	2,846.9	5,448.1	5,448.1

Liabilities
Loans and financing	19	—	—	—	4,198.5	4,408.6	4,198.5
Trade accounts payable and others liabilities		—	—	—	1,502.5	1,502.5	1,502.5
Financial guarantee and of residual value	23	—	108.9	108.9	30.7	139.6	139.6
Derivative financial instruments	8	8.9	—	8.9	—	8.9	8.9

		8.9	108.9	117.8	5,731.7	6,059.6	5,849.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2016 (Restated)	35.0	122.2

Adding Shares	58.8	—
Disposal Claim	(34.8)	—
Market value	0.6	(13.3)

At 12.31.2017 (Restated)	59.6	108.9

Market value	0.3	16.5

At 12.31.2018	59.9	125.4

Changes in Level 3 financial instruments are recognized in the consolidated statements of income under the caption of financial income (expense), net.

26.3	Financial risk management policy

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

26.3.1	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce financial costs.

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

As of December 31, 2018, cash and cash equivalents and financial investments were US$ 439.2 lower than the Company’s financial indebtedness (US$ 310.8 lower as of December 31, 2017).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Of the total financial indebtedness as of December 31, 2018, 4.9% was short-term (9.3% as of December 31, 2017) and the weighted average term was equivalent to 5.5 years as of December 31, 2018 (6.0 years as of December 31, 2017).

26.3.2	Credit risk

Credit risk is the risk of a transaction negotiated between counterparties not meeting an obligation established in a financial instrument, or in negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

•	Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments is managed by the Company’s Financial Department in compliance with the financial and risk management policy. The counterparty credit limit is reviewed on a daily basis in order to minimize concentration of risks and mitigate financial losses due to the bankruptcy of a counterparty, as well as the transactions are performed with counterparties rated as investment grade by rating agencies (Fitch, Moody’s and Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing transactions with counterparties.

As of December 31, 2018 and 2017, all financial investments measured as at amortized cost and as at FVOCI are considered low credit risk and are in compliance with the Company’s financial and risk management policy.

The result of applying the expected credit losses model of IFRS 9 for cash and cash equivalents and financial investments was immaterial.

•	Trade accounts receivable and contract assets with customers

The Company may incur losses on amounts receivable from sales of spare parts and services to customers. To reduce the risk, Management performs an internal credit risk analysis which takes into account qualitative factors, such as past experiences, and quantitative factors, when applicable, related to external financial information. If the risk increases and/ or the customer present overdue amounts, the supply of spare parts and services can be stopped by the Company, which impacts its fleet operations.

The Company applies IFRS 9 simplified approach to the measurement of expected credit losses on trade accounts receivable balances (Note 2.2.6).

In order to calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in portfolio. For receivables not overdue, the expected credit loss is calculated using past 10 years’ experience of losses and monitoring of forward trends. As of December 31, 2018, the initial expected loss factor under the methodology is 1.9% (1.8% as of December 31, 2017).

Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.

The credit risk characteristic of the Company’s customers is different for the Defense & Security segment, since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among others, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.

•	Other financial assets

Other financial assets measured as at amortized cost includes: guarantee deposits, collateralized accounts receivable, customer financing, court-mandated escrow deposits and loan with joint operation. The result of the expected credit losses model set forth in IFRS 9 for other financial assets was immaterial. In addition, the Company has guarantees, such as guarantee deposits in financial institutions rated as investment grade, pledge assets or other contractual guarantees, which also mitigates the risk of financial loss in these assets.

26.3.3	Liquidity risk

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

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2018
Loans and financing	4,701.3	321.0	867.3	1,345.7	2,167.3
Trade accounts payable	892.1	892.1	—	—	—
Recourse and non recourse debt	341.4	324.0	7.6	6.6	3.2
Financial guarantees	152.1	51.0	39.9	31.3	29.9
Other liabilities	227.3	5.4	92.2	95.3	34.4

Total	6,314.2	1,593.5	1,007.0	1,478.9	2,234.8

At December 31, 2017 (Restated)
Loans and financing	5,400.7	491.6	784.9	1,220.2	2,904.0
Trade accounts payable	824.7	824.7	—	—	—
Recourse and non recourse debt	364.1	17.6	332.7	8.0	5.8
Financial guarantees	156.8	22.2	52.5	31.1	51.0
Other liabilities	249.4	11.4	46.1	92.3	99.6

Total	6,995.7	1,367.5	1,216.2	1,351.6	3,060.4

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

26.3.4	Market risk

a)	Interest rate risk

This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses of financial liabilities, and/ or decrease financial income of financial assets, as well as negatively impacting the fair value of financial assets measured as at fair value. The lines of the Consolidated Financial Statements most affected by interest rate risks are:

•

Cash, cash equivalents and financial investments – the Company policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk—VAR methodology, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.

•

Loans and financing – the Company monitors financial markets with the purpose of evaluate hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

At December 31, 2018, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,742.3	85.49%	465.5	14.51%	3,207.8	100.00%
Loans and financing	3,577.7	98.09%	69.8	1.91%	3,647.5	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,742.3	85.49%	465.5	14.51%	3,207.8	100.00%
Loans and financing	3,194.3	87.57%	453.3	12.43%	3,647.6	100.00%

At December 31, 2018, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	465.4	100.00%	465.5	100.00%
CDI	403.1	86.61%	403.2	86.62%
Libor	62.3	13.39%	62.3	13.38%
Loans and financing	69.9	100.00%	453.4	100.00%
TJLP	1.9	2.72%	1.9	0.42%
Libor	68.0	97.28%	65.4	14.42%
CDI	—	0.00%	386.1	85.16%

b)	Foreign exchange rate risk

The functional currency of the Company and the majority of its subsidiaries is the US dollar (Nota 2.2.1).

Consequently, the Company’s operations most exposed to foreign exchange gains/losses are those denominated in reais (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but do not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais.

Under certain market conditions, the Company may protect itself against potential future mismatches of expenses and revenues denominated in foreign currency, to minimize the effects of future exchange variations on the Company’s consolidated statements of income.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) (Note 8).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2018, the Company had the following amounts of financial assets and liabilities denominated in several currencies:

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Loans and financing
Brazilian reais	286.5	629.0	832.9
U.S. dollars	3,341.6	3,555.5	2,910.7
Euro	19.6	14.0	16.3

	3,647.7	4,198.5	3,759.9

Trade accounts payable
Brazilian reais	77.1	87.6	91.9
U.S. dollars	715.6	621.0	783.2
Euro	27.2	115.0	75.3
Other currencies	72.2	1.1	1.7

	892.1	824.7	952.1

Total (1)	4,539.8	5,023.2	4,712.0

Cash and cash equivalents and financial investments
Brazilian reais	406.5	750.2	1,180.0
U.S. dollars	2,746.9	2,979.2	1,838.3
Euro	47.7	97.5	127.1
Other currencies	6.8	61.2	44.8

	3,207.9	3,888.1	3,190.2

Trade accounts receivable:
Brazilian reais	10.7	30.8	143.4
U.S. dollars	274.2	154.1	187.7
Euro	33.1	106.1	5.6
Other currencies	—	6.0	0.1

	318.0	297.0	336.8

Total (2)	3,525.9	4,185.1	3,527.0

Net exposure (1 - 2):
Brazilian reais	(53.6)	(64.4)	(398.6)
U.S. dollars	1,036.1	1,043.2	1,667.9
Euro	(34.0)	(74.6)	(41.1)
Other currencies	65.4	(66.1)	(43.2)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure in the currencies presented.

26.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as in the consolidated shareholders’ equity, determined on the balances recorded at December 31, 2018, in the event of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

26.4.1	Methodology

Assuming that the balances remain constant, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

Evaluation of the amounts exposed to interest rate risk considers only the risks for the financial statement. Operations subject to prefixed interest rates were not included. The probable scenario is based on the possible change for each of the variables indicated, and positive and negative variations of 25% and 50% were applied to the rates in force as of the reporting date.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (B3) as of the reporting date.

26.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2018	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	403.1	(12.6)	(6.0)	0.6	7.2	13.8

Net impact	CDI	403.1	(12.6)	(6.0)	0.6	7.2	13.8
Cash equivalents and financial investments	LIBOR	62.3	(0.9)	(0.5)	—	0.4	0.9
Loans and financing	LIBOR	(68.0)	1.0	0.5	—	(0.5)	(1.0)

Net impact	LIBOR	(5.7)	0.1	—	—	(0.1)	(0.1)

Loans and financing	TJLP	(1.9)	0.1	—	—	—	(0.1)

Net impact	TJLP	(1.9)	0.1	—	—	—	(0.1)
Rates considered	CDI	6.40%	3.28%	4.91%	6.55%	8.19%	9.83%
Rates considered	LIBOR	2.87%	1.43%	2.14%	2.86%	3.57%	4.29%
Rates considered	TJLP	6.56%	3.49%	5.24%	6.98%	8.73%	10.47%

(*)	The positive and negative variations of 25% and 50% were applied on the rates

26.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2018	-50%	-25%	Probable scenario	+25%	+50%
Assets		745.3	378.9	195.7	12.4	(170.8)	(354.0)

Cash, cash equivalents and financial investments	R$	528.4	268.6	138.7	8.8	(121.1)	(251.0)
Other assets	R$	216.9	110.3	57.0	3.6	(49.7)	(103.0)
Liabilities		(79.7)	(40.6)	(20.9)	(1.3)	18.2	37.9

Loans and financing	R$	(286.5)	(145.7)	(75.2)	(4.8)	65.6	136.1
Other liabilities	R$	206.8	105.1	54.3	3.5	(47.4)	(98.2)

Net impact		825.0	338.3	174.8	11.1	(152.6)	(316.1)

Exchange rate considered		3.8748	1.9050	2.8575	3.8100	4.7625	5.7150

(*)	The positive and negative variations of 25% and 50% were applied on the rates

26.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2018	-50%	-25%	Probable scenario	+25%	+50%
Derivative Designated as Hedge Accounting
Interest swap—fair value hedge	CDI	6.5	4.1	1.8	(0.5)	(2.4)	(4.3)
Hedge destinated as cash flow	US$/R$	(7.4)	13.5	9.9	7.3	4.7	1.3
Hedge desifnated as cash flow	LIBOR	2.3	—	—	—	—	—
Other derivatives
Interest swap	LIBOR	0.2	—	—	—	—	0.1
Foreign Exchange option	EUR/US$	—	(0.6)	(0.2)	—	0.2	0.3

Total		1.6	17.0	11.5	6.8	2.5	(2.6)

Rate considered	LIBOR	2.87%	1.43%	2.14%	2.86%	3.57%	4.29%
Rate considered	CDI	6.40%	3.28%	4.91%	6.55%	8.19%	9.83%
Rate considered	US$/R$	3.8748	1.9050	2.8575	3.8100	4.7625	5.7150
Rate considered	LIBOR	1.1467	0.5750	0.8625	1.1500	1.4375	1.7250

(*)	The positive and negative variations of 25% and 50% were applied on the rates

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

26.4.5	Residual Value Guarantees

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

		Additional variations in book balances
	Amounts exposed at 12.31.2018	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	125.4	(104.5)	(90.0)	(1.0)	94.8	106.0

Total	125.4	(104.5)	(90.0)	(1.0)	94.8	106.0

If a provision is considered insufficient to cover the probable execution of the guarantees, it is increased to adjust it to the Company’s exposure at the reporting period.

27.	Shareholders’ equity

27.1.	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital as of December 31, 2018 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 4,977,698 shares were held in treasury.

The capital is comprised entirely of common shares. As per Article 14 of the Company’s bylaws, each common share generally empowered with one vote at general shareholders’ meeting, considering that no shareholder or group of shareholders, may exercise votes representing more than 5% of the quantity of shared into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.

As of December 31, 2018, the equity reserve of investment and working capital exceeded the percentage of 80% of the capital stock as set forth in the bylaws (Article 50) and additionally the revenue reserves (excluding the government grant reserve) exceeded the legal limit of the capital stock as provided in Article 99 of Brazilian Law 6,404/76 for listed entities. As a result, a capital increase of US$ 113.6 was approved at a meeting of the Board of Directors held on March 5, 2018. This increase was reflected in the first quarter of 2018.

27.2.	Brazilian Government Golden Share

The Federal Government holds one ”golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

27.3.	Treasury Shares

Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 4,977,698 common shares and US$ 31.4 as of December 31, 2018. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses

At the beggining of the year	51.8	7,423,705	7.0	—
Used for stock options plan(i)	(20.4)	(2,446,007)	8.3	10.9

At December 31, 2018	31.4	4,977,698	6.3	10.9

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees. Refer to Note 28.

At December 31, 2018, the market value of the shares held in Treasury was US$ 27.5 (December 31, 2017—US$ 44.4).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

27.4.	Investment subsidy reserve

This reserve was formed as allowed by article 195-A of Brazilian Corporate Law (as amended by Law 11.638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government grants received by the Company, which cannot be distributed to shareholders in the form of dividends. It is recognized in the consolidated statements of income in the same expense line to which the subsidy refers.

These subsidies are not included in the calculation of the minimum mandatory dividends.

27.5.	Legal reserve

The statutory reserve is a revenue reserve recorded annually as an appropriation of 5% of the net income for the year. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

The reserve limit was not exceeded as of December 31, 2018 and 2017.

27.6.	Investment and working capital reserve

The purpose of this revenue reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6.404/76; and (ii) the Company’s working capital (iii) redeem, reimburse or purchase shares of the Company and (iv) be distributed to the shareholders.

27.7.	Interest on own capital and dividends

Interest on own capital and interim dividends approved by the Statutory Board of Directors and distributed to the shareholders in 2018 are presented as follows:

•

In meeting held on March 5, 2018, the Statutory Board of Directors approved the distribution of interest on own capital for the first quarter of 2018 in the amount of US$ 4.4, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on April 11, 2018, without remuneration.

•

In meeting held on June 14, 2018, the Statutory Board of Directors approved the distribution of interest on own capital for the second quarter of 2018 in the amount of US$ 3.8, corresponding to US$ 0.01 per share. Payment of interest on own capital is subject to withholding tax at 15%. The payment was made on July 20, 2018, without remuneration.

•

In meeting held on September 13, 2018, Statutory Board of Directors approved the payment of interim dividends in the amount of US$ 1.8, corresponding to US$ 0.01 per common share. Payment was made from October 11, 2018, without any remuneration.

•

In a meeting held on December 14 2018, Statutory Board of Directors approved the payment of interim dividends in the amount of US$ 1.9, corresponding to US$ 0.01 per common share. Payment was made from January 10, 2019, without any remuneration.

27.8.	Other Comprehensive Income

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

28.1.	Stock Option

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

The grants awarded are summarized below:

	in thousands of options
	Grants	Exercised	Canceled (i)	Outstanding	Exercible
Grants on January 23, 2012	4,860,000	(3,732,000)	(1,009,100)	118,900	11.5
Grants on March 20, 2013	4,494,000	(2,409,302)	(1,266,890)	817,808	15.7

At December 31, 2018	9,354,000	(6,141,302)	(2,275,990)	936,708	27.2

(i)

The cancellations refer to shares granted to executives or employees who no longer work for the Company. Additionally, on April 16, 2014, there was a cancellation of the grants awarded to members of the Board of Directors, with payment of compensation to plan participants.

28.2.	Phantom shares plan

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

	Amount of virtual stock	Grant value	Amount of virtual stock(i)	Fair value of shares (R$)
Grants on February 25, 2014	1,570,698	30.4	175,100	3.7
Grants on March 03, 2015	1,237,090	30.2	546,024	11.5
Grants on March 10, 2016	1,095,720	31.1	541,595	11.4
Grants on June 09, 2016	55,994	1.1	32,674	0.7
Grants on August 25, 2016	70,978	1.1	43,783	0.9
Grants on August 24, 2017	1,930,350	30.5	762,782	16.1
Grants on April 12, 2018	1,625,372	35.2	346,221	7.3

At December 31, 2018	7,586,202	159.6	2,448,179	51.6

(i)	Virtual shares until December 31, 2018 considering the plan’s vesting period.

29.	Earnings per share

29.1.	Basic

Basic earnings per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period, excluding shares acquired by the Company and held in Treasury.

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Net income attributable to owners of Embraer	(178.2)	264.0	178.6

	(178.2)	264.0	178.6

Weighted average number of shares (in thousands)	734,065	734,264	735,571
Basic earnings per share—U.S. dollars	(0.24)	0.36	0.24

29.2.	Diluted

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

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Net income attributable to owners of Embraer	(178.2)	264.0	178.6

	(178.2)	264.0	178.6

Weighted average number of shares (in thousands)	734,065	734,264	735,571
Dilution for the issuance of stock options (in thousands) (i)	—	545	1,690
Weighted average number of shares (in thousands)—diluted	734,065	734,809	737,261
Diluted earnings per share—U.S. dollars	(0.24)	0.36	0.24

(i)	Refers to the effect of potentially dilutive shares for December 31, 2018.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2018, there were no anti-dilutive effects.

30.	Revenue from contracts with customers

a)	Revenue disaggregation:

The revenue amounts by category, including main product and service lines and main geographic areas are presented below, including the reconciliation of revenue’s analytical composition with the reportable segments of the Company:

Revenue by category at December 31, 2018:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	2,276.2	92.5	997.4	—	6.9	3,373.0
Aircraft/Development (Defense BU)	—	267.0	—	—	—	267.0
Others	82.1	2.0	107.0	—	—	191.1
Service	—	183.2	—	622.7	0.1	806.0
Spare Parts	—	67.4	—	358.1	8.5	434.0

Total	2,358.3	612.1	1,104.4	980.8	15.5	5,071.1

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	2,253.8	87.0	318.2	40.3	644.5	29.2	3,373.0
Aircraft/Development (Defense BU)	1.9	0.1	0.7	243.3	12.6	8.4	267.0
Others	66.6	11.9	5.2	74.7	8.9	23.8	191.1
Service	353.7	42.2	92.3	42.4	230.3	45.1	806.0
Spare Parts	283.0	8.8	15.6	42.3	69.7	14.6	434.0

Total	2,959.0	150.0	432.0	443.0	966.0	121.1	5,071.1

Revenue by category at December 31, 2017 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	2,691.8	—	1,175.0	—	7.1	3,873.9
Aircraft/Development (Defense BU)	—	651.8	—	—	—	651.8
Others	79.6	7.2	105.3	0.3	—	192.4
Service	—	177.8	—	622.2	1.0	801.0
Spare Parts	—	16.9	—	299.7	23.7	340.3

Total	2,771.4	853.7	1,280.3	922.2	31.8	5,859.4

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	2,711.5	0.2	754.0	20.0	359.3	29.0	3,874.0
Aircraft/Development (Defense BU)	38.0	1.3	9.8	558.4	33.7	10.6	651.8
Others	104.1	0.2	1.7	11.9	0.3	74.1	192.3
Service	304.1	36.9	75.4	109.4	231.5	43.6	800.9
Spare Parts	180.2	13.0	18.6	49.2	66.8	12.6	340.4

Total	3,337.9	51.6	859.5	748.9	691.6	169.9	5,859.4

Revenue by category at December 31, 2016 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	2,868.6	42.2	1,402.9	—	0.1	4,313.8
Aircraft/Development (Defense BU)	—	578.4	—	—	(0.3)	578.1
Others	48.7	(6.2)	150.4	1.5	—	194.4
Service	(0.3)	194.4	—	596.9	1.8	792.8
Spare Parts	(0.1)	16.7	—	283.8	24.4	324.8

Total	2,916.9	825.5	1,553.3	882.2	26.0	6,203.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	3,150.6	164.7	664.2	41.2	250.9	42.2	4,313.8
Aircraft/Development (Defense BU)	112.1	(1.3)	14.2	445.5	3.8	3.8	578.1
Others	157.3	1.4	17.3	(10.6)	12.1	16.8	194.3
Service	318.4	35.4	68.6	132.5	193.4	44.5	792.8
Spare Parts	172.3	10.5	22.9	54.7	58.3	6.2	324.9

Total	3,910.7	210.7	787.2	663.3	518.5	113.5	6,203.9

The contracts are grouped in the categories above as they have are affected similarly by economic factors.

b)	Contract balances, including contract costs:

	Note	12.31.2018	12.31.2017	12.31.2016
			(Restated)	(Restated)
Contract assets		358.0	447.5	370.6
Contract costs (Other assets)		9.1	7.6	6.5
Contract liabilities		1,243.6	1,126.6	1,244.8

Customer advances		1,057.4	938.1	911.3
Deferred revenue		186.2	188.5	333.5
Financial guarantee	23	11.6	17.1	22.7

As of December 31, 2018 and December 31, 2017 there were no losses recognized for contract assets. Losses recognized on trade accounts receivable balances are presented in Note 7.

Of the total revenues recognized as of December 31, 2018, US$ 785.9 were included in the balance of contract liabilities at the beginning of the period, US$ 652.7 for the year ended December 31, 2017 and US$ 678.7 for the year ended December 31, 2016.

The amount of revenue recognized as of December 31, 2018 related to performance obligations achieved in prior years (or partially achieved) is US$ 13.8, which refers mainly to change orders approved in the year without changes in goods or services to be delivered

The Company had the following amounts in other assets related to costs to obtain contracts:

	Sales commissions	Bank guarantee	Off Set Costs	Total
At January 01, 2016 (Restated)	—	9.3	—	9.3

Additions	5.9	2.6	0.1	8.6
Disposals	(5.9)	(5.4)	(0.1)	(11.4)

At December 31, 2016 (Restated)	—	6.5	—	6.5

Additions	(10.2)	1.5	5.6	(3.1)
Disposals	10.2	(0.4)	(5.6)	4.2

At December 31, 2017 (Restated)	—	7.6	—	7.6

Additions	1.5	1.4	0.8	3.7
Disposals	(0.9)	(0.5)	(0.8)	(2.2)

At December 31, 2018	0.6	8.4	—	9.0

There were no impairment losses recognized for costs to obtain contracts.

Assets for obtaining contracts are amortized when (or as and when) the revenue is recognized.

As permitted by the standard, the tables above do not include values of short-term contracts (one year or less). In addition, there were no figures included in the tables above referring to variable consideration of contracts that currently have some restriction, according to the pratical expedient.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

c)	Performance obligations:

The Company has a portfolio of firm orders, whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of December 31, 2018 is US$ 16.3 billion, of which US$ 12.8 billion is expected to be satisfied in the next 5 years, as estimated by the Company.

31.	Revenue (expenses) by type

The Company opted to present the consolidated statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
As presented as statements of Income:
Revenue	5,071.1	5,859.4	6,203.9
Cost of sales and services	(4,303.1)	(4,764.1)	(4,982.0)
Administrative	(182.6)	(179.1)	(164.3)
Selling	(304.2)	(315.9)	(353.4)
Research	(46.1)	(49.2)	(47.6)
Other income (expenses), net	(199.4)	(210.4)	(442.6)
Equity in losses on associates	(0.4)	1,2	(0.3)

Operating profit before financial income	35.3	341.9	213.7

Revenue (expenses) by nature:
Revenue from sales of goods	4,450.5	5,023.6	5,404.7
Revenue from sales of services	676.5	920.6	880.8
Sales deductions and tax on revenue (i)	(55.9)	(84.8)	(81.6)
General manufacturing costs (ii)	(4,031.1)	(4,421.4)	(4,613.6)
Depreciation	(159.2)	(196.5)	(194.5)
Amortization	(112.8)	(146.2)	(173.9)
Personnel expenses	(245.8)	(245.4)	(261.6)
Selling expenses	(42.7)	(53.8)	(83.6)
Provision for penalties	—	(10.1)	(228.0)
Restructuring expenses	—	(6.4)	(117.3)
Miscellaneous	(444.2)	(437.7)	(317.7)

Operating profit before financial income	35.3	341.9	213.7

(i)	Refers to sales taxes and other deductions.
(ii)	Refers to costs of materials, direct labor and general manufacturing expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

32.	Other operating income (expense), net

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Assets devaluation (i)	(99.5)	(109.1)	(77.3)
Corporate projects (ii)	(83.4)	(33.0)	(21.4)
Taxes on other outputs	(27.5)	(25.1)	(36.7)
Expenses system project	(19.7)	(27.7)	(16.4)
Provision for contingencies	(12.0)	(8.0)	(1.3)
Training and development	(8.7)	(10.0)	(10.9)
Flight safety standards	(4.4)	(4.8)	(4.6)
Aircraft maintenance and flights costs - fleet	(3.3)	(2.4)	(3.4)
Contractual fines (iii)	(2.9)	6.6	(7.7)
Extemporaneous credits	—	10.8	16.0
Financial guarantee	—	9.6	8.5
Restructuring expenses	—	(6.4)	(117.3)
Accounts payable for penalties	—	(10.1)	(228.0)
Other sales	8.8	13.3	11.3
Recovery of expenses	11.7	6.4	7.9
Royalties	15.3	11.9	11.9
Contractual fines revenue (iv)	35.4	2.4	24.2
Others	(9.2)	(34.8)	2.6

	(199.4)	(210.4)	(442.6)

(i)

Impairment losses recognized in the year, including US$ 61.3 of Lineage aircraft model (Note 17), US$ 6.0 of aircraft held in property, plant and equipment (Note 15) and US$ 32.2 of residual value devaluation related to assets attached to structured operations recorded in collateralized accounts receivable (Note 9);

(ii)	Refers to projects focused on system and process improvements and special projects of the Company;
(iii)	Refers to contractual fines to be paid to suppliers due to non-compliance with contractual clauses;
(iv)	Substantially fines charged to customers for cancellation of sales contracts, mainly in the Segment of Executive Aviation, in accordance with the contract terms.

33.	Financial income (expense), net

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Financial income:
Interest on cash and cash equivalents and financial investments	93.0	127.5	201.8
Interest on receivables	33.1	37.5	34.3
Residual value guarantee	—	9.5	—
Taxes over financial revenue	(9.0)	8.0	(17.0)
Other	0.1	0.3	2.4

Total financial income	117.2	182.8	221.5

Financial expenses:
Financial restructuring costs	(0.9)	(1.5)	(0.5)
IOF - (tax on financial transactions)	(1.4)	(3.7)	(2.9)
Interest on taxes, social charges and contributions	(3.7)	(2.2)	(21.0)
Residual value guarantee	(22.3)	—	(26.7)
Interest on loans and financing	(226.3)	(215.2)	(182.6)
Other	(18.7)	(8.6)	(17.0)

Total financial expenses	(273.3)	(231.2)	(250.7)

Derivative instruments	(15.4)	7.8	(8.3)

Financial income (expenses), net	(171.5)	(40.6)	(37.5)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

34.	Foreign exchange gains (losses), net

	12.31.2018	12.31.2017	12.31.2016
		(Restated)	(Restated)
Monetary and foreign exchange variations Assets:
Advances to suppliers*	—	(1.3)	—
Tax credits	(30.9)	(2.2)	28.5
Trade accounts receivable and contract assets	(24.6)	(38.8)	14.6
Cash and cash equivalents and financial investments	(80.8)	(4.0)	204.2
Other	(25.6)	(0.4)	47.5

	(161.9)	(46.7)	294.8

Liabilities:
Loans and financing	82.7	6.0	(153.3)
Advances from customers*	—	25.1	(46.3)
Provisions	24.3	3.8	(27.6)
Taxes and charges payable	13.0	1.6	(21.2)
Accounts payable	17.4	6.8	(18.8)
Suppliers	2.7	0.1	(11.7)
Provisions for contingencies	3.3	(1.3)	(3.2)
Deferred taxes	(1.3)	(1.4)	0.4
Other	(0.9)	—	(0.5)

	141.2	40.7	(282.2)

Net monetary and foreign exchange variations	(20.7)	(6.0)	12.6

Derivative instruments	20.7	12.6	(8.2)

Foreign exchange gain (loss), net	—	6.6	4.4

*	See note to 2.2.1(c) for IFRIC 22 adoption discussions.

35.	Responsibilities and Commitments

35.1.	Trade-ins

The Company has offered 8 aircraft trade-in options. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. Exercise of the trade-in option is tied to compliance by the customer with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact.

35.2.	Leases

Operating leases refer to buildings, machinery, vehicles and computer equipment. At December 31, 2018 the amounts recognized totaled US$ 7.3, at December 31, 2017 US$ 11.0 and at December 31, 2016 US$ 15.6. These leases expire at various dates through 2044.

The following table shows the payment schedule for the Company’s operating leases at December 31, 2018:

Year
2019	5.4
2020	4.5
2021	4.0
2022	3.5
After 2022	14.7

Total	32.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

35.3.	Financial Guarantees

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

	12.31.2018	12.31.2017

Maximum financial guarantees	66.6	107.7
Maximum residual value guarantees	253.1	267.4
Mutually exclusive exposure (i)	(26.9)	(29.0)
Provisions and liabilities recorded	(137.0)	(126.0)

Off-balance sheet exposure	155.8	220.1

Estimated proceeds from financial guarantees and underlying assets	177.6	266.9

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

35.4.	Insurance cover

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

To cover substantial damage to assets and loss of earnings of its operations in Brazil and abroad, the Company has insured an amount of US$ 7.7 billion.

36.	Supplemental Cash Flow information

36.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2018	12.31.2017	12.31.2016
Payments made during the period:
Interest	212.7	186.4	175.0
Income tax and social contribution	23.3	28.6	153.9
Non-cash financing and investing transactions
Property, plant and equipment, transfer to pool parts inventory	(29.5)	(21.6)	2.5
Property, plant and equipment, transfer to financial guarantees	—	—	45.7
Property, plant and equipment, transfer from intangible assets	—	—	7.5
Property, plant and equipment, transfer for providing for the sale of inventory	(112.7)	(100.8)	(34.8)
Impairment of assets	(55.2)	(58.4)	—
Government grants	—	(4.3)	(51.5)

37.	Segment information

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

During the year, as a result of a change in corporate internal structure and the way in which the chief-operating decision-maker allocates resources and reviews businesses performance, the segment of Services & Support was established. Therefore, the segment information is restated as required by IFRS 8 for retrospective disclosure of the new segment.

From a product perspective, the analysis considers the following market segments:

37.1	Commercial aviation business

The Commercial Aviation business mainly involves the development, production and sale of commercial jets and aircraft leases.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively.

•

EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

•

E-Jets E2, the second generation of the E-Jets family of commercial aircraft, consists of three new aircraft—E175-E2 with capacity of up to 88 seats, E190-E2 with up to 106 seats and E195-E2, with up to 132 seats in a typical single-class configuration. The E190-E2 started commercial operations inn the first half of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2021.

37.2	Defense and security business

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

The main products of the Defense and Security portfolio are as follows

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

37.3	Executive Jet business

Executive Jets market operations comprise the development, production and sale of executive jets and the provision of support services, and leases of the following product lines:

•	Legacy 600 and Legacy 650 - executive jets in the super midsize and large categories, deliveries of which started in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500- executive jets in the Midlight and Midsize categories, deliveries of which started in 2014 and 2015, respectively.

•	Phenom family - executive jets in the Entry Jet and Light Jet categories, respectively. The first deliveries of the Phenom 100 were made in 2008, and deliveries of the Phenom 300 started in 2009.

•	Lineage 1000 - an ultra-large executive jet. Deliveries of this model started in 2009.

•	Praetor 500 and Praetor 600 - most disruptive executive jets in the Midsize and Super Midsize categories, introduced in Q4 2018 with deliveries starting in 2nd half 2019.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

37.4	Service & Support

Segment created to strengthen Embraer’s know-how and provide the best after-service solutions and support to its customers through a comprehensive portfolio of innovative and competitive solutions to ensure operational efficiency of products manufactured by Embraer and by other aircraft manufacturers, extending the useful life of commercial, executive and defense aircraft.

In addition to its experience in proposing support solutions to customers, OGMA (Embraer’s subsidiary in Portugal) offers MRO (Maintenance, Repair and Overhaul) services for a wide range of commercial, executive and defense aircraft, aircraft components and engines and also it is a significant supplier of steel and composite aviation structures to several aircraft manufacturers.

The services and support segment consists of 6 macro processes:

•

Capture customer needs and develop integrated support and services solutions: To develop integrated and competitive support solutions, technical services, materials, or MRO activities that meet the needs and expectations of Embraer customers.

•

Sell and administrate support and services solution: To sell integrated and competitive technical support, service solutions, materials, or MRO activities, and administer support and service contracts.

•

Deliver Material Solutions: To provide parts to customers, by direct sale or availability through special programs, manage component repair, provide inventory management services and advice on inventory formation, etc.

•

Deliver Technical Solutions: To provide technical, operational and maintenance support to customers fleets with services such as providing training for pilots and commissioners, aircraft modification and enhancement projects, review of technical, operational and maintenance publications, and sustaining digital solutions.

•	Deliver MRO Solutions: To provide maintenance services for aircraft, engines and landing gear (scheduled and unscheduled), aircraft modernization and component repair.

•	Monitor and ensure operational excellence and customer relationship excellence:

To guarantee the operational excellence of Materials, Technique and MRO Solutions, through maintaining accountability of the operational leadership and the support areas, consistent monitoring of operational KPIs, reviewing customer satisfaction through MFA practices, maintaining customer relationships with CRM and operational areas that directly interface with the customers.

37.5	Other

Operations in this segment relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Consolidated statements of income data by operating segment – year ended December 31, 2018:

	Commercial Aviation	Defense and Security (i)	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	2,358.3	612.1	1,104.3	980.8	15.6	5,071.1	—	5,0711
Cost of sales and services	(1,976.7)	(702.3)	(914.0)	(689.0)	(21.1)	(4,303.1)	—	(4,303.1)
Gross profit	381.6	(90.2)	190.3	291.8	(5.5)	768.0	—	768.0
Gross profit %	16.2%	-14.7%	17.2%	29.8%	-35.3%	15.1%		15.1%
Operating income (expense)	(229.1)	(93.0)	(235.0)	(168.7)	(6.9)	(732.7)	—	(732.7)
Operating profit before financial income (expense)	152.5	(183.2)	(44.7)	123.1	(12.4)	35.3	—	35.3
Financial income (expense), net							(171.5)	(171.5)
Foreign exchange gain (loss), net							—	—
Profit before taxes on income								(136.2)
Income tax expense							(35.0)	(35.0)

Net income								(171.2)

(i)	The results of the Defense and Security segment include the negative impact of special non-recurring items of US$ 127.2 as described in Note 3.1.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In the Commercial Aviation segment, one customer individually contributed a 17,9% share of net revenue in 2018 with an approximate value of US$ 907.2

Revenue by geographic area – year ended December 31, 2018:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	1,449.4	145.7	936.7	422.2	5.0	2,959.0
Europe	519.1	122.8	127.4	196.7	—	966.0
Asia Pacific	324.1	1.6	1.6	104.7	—	432.0
Latin America, except Brazil	11.9	68.3	22.5	47.3	—	150.0
Brazil	0.2	258.9	16.1	157.2	10.6	443.0
Other	53.6	14.8	—	52.7	—	121.1

Total	2,358.3	612.1	1,104.3	980.8	15.6	5,071.1

Assets by operating segment - year ended December 31, 2018:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	5.8	111.2	1.3	192.2	7.5	318.0	—	318.0
Property, plant and equipment	688.8	295.6	544.0	435.6	0.7	1,964.7	—	1,964.7
Intangible assets	862.5	11.0	829.0	—	78.4	1,780.9	117.9	1,898.8

Total	1,557.1	417.8	1,374.3	627.8	86.6	4,063.6	117.9	4,181.5

Assets by geographic area - year ended December 31, 2018:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	83.9	106.4	8.8	118.9	318.0
Property, plant and equipment	351.1	501.6	57.1	1,054.9	1,964.7
Intangible assets	53.6	5.7	—	1,839.5	1,898.8

Total	488.6	613.7	65.9	3,013.3	4,181.5

Consolidated statements of income data by operating segment – year ended December 31, 2017 Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	2,771.4	853.7	1,280.3	922.2	31.8	5,859.4	—	5,859.4
Cost of sales and services	(2,178.1)	(792.9)	(1,126.4)	(640.3)	(26.4)	(4,764.1)	—	(4,764.1)
Gross profit	593.3	60.8	153.9	281.9	5.4	1,095.3	—	1,095.3
Gross profit %	21.4%	7.1%	12.0%	30.6%	17.0%	18.7%		18.7%
Operating income (expense)	(230.5)	(109.5)	(206.0)	(177.0)	(13.9)	(736.9)	(16.5)	(753.4)
Operating profit before financial income (expense)	362.8	(48.7)	(52.1)	104.9	(8.5)	358.4	(16.5)	341.9
Financial income (expense), net							(40.6)	(40.6)
Foreign exchange gain (loss), net							6.6	6.6
Loss before taxes on income								307.9
Income tax expense							(27.9)	(27.9)

Net income								280.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Revenue by geographic area – year ended December 31, 2017 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	1,795.5	93.3	1,006.8	421.0	21.3	3,337.9
Europe	200.1	133.5	161.7	196.3	—	691.6
Asia Pacific	670.3	13.7	94.1	81.4	—	859.5
Latin America, except Brazil	0.5	5.4	0.6	45.1	—	51.6
Brazil	0.9	587.1	17.1	133.3	10.5	748.9
Other	104.1	20.7	—	45.1	—	169.9

Total	2,771.4	853.7	1,280.3	922.2	31.8	5,859.4

Assets by operating segment - year ended December 31, 2017 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	2.7	22.9	6.8	256.3	8.2	296.9	—	297.0
Property, plant and equipment	781.3	578.4	298.7	445.8	0.7	2,104.9	—	2,104.9
Intangible assets	793.1	5.7	881.9	—	64.9	1,745.6	136.8	1,882.4

Total	1,577.1	607.0	1,187.4	702.1	73.8	4,147.4	136.8	4,284.3

Assets by geographic area - year ended December 31, 2017 (Restated):

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	36.8	45.0	3.5	211.7	297.0
Property, plant and equipment	378.0	555.4	56.3	1,115.2	2,104.9
Intangible assets	31.2	6.8	—	1,844.4	1,882.4

Total	446.0	607.2	59.8	3,171.3	4,284.3

Consolidated statements of income data by operating segment – year ended December 31, 2016 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	2,916.9	825.5	1,553.3	882.2	26.0	6,203.9	—	6,203.9
Cost of sales and services	(2,325.3)	(693.6)	(1,343.7)	(601.6)	(17.8)	(4,982.0)	—	(4,982.0)
Gross profit	591.6	131.9	209.6	280.6	8.2	1,221.9	—	1,221.9
Gross profit %	20.3%	16.0%	13.5%	31.8%	31.5%	19.7%	0.0%	19.7%
Operating income (expense)	(210.9)	(87.6)	(172.9)	(188.5)	(3.0)	(662.9)	(345.3)	(1,008.2)
Operating profit before financial income (expense)	380.7	44.3	36.7	92.1	5.2	559.0	(345.3)	213.7
Financial income (expense), net							(37.5)	(37.5)
Foreign exchange gain (loss), net							4.4	4.4
Profit before taxes on income								180.6
Income tax expense							(0.3)	(0.3)

Net income								180.3

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Revenue by geographic area – year ended December 31, 2016 (Restated):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	2,157.3	166.4	1,147.7	416.6	22.7	3,910.7
Europe	105.1	99.3	158.1	156.0	—	518.5
Asia Pacific	581.6	22.2	98.4	85.0	—	787.2
Latin America, except Brazil	63.9	(0.7)	102.3	45.2	—	210.7
Brazil	(6.9)	479.6	46.7	140.6	3.3	663.3
Other	15.9	58.7	0.1	38.8	—	113.5

Total	2,916.9	825.5	1,553.3	882.2	26.0	6,203.9

38.	SUBSEQUENT EVENT

38.1	Approval of the transaction between Embraer and The Boeing Company

On January 10, 2019 the Brazilian Federal Government informed that it would not exercise the veto right on the strategic partnership between Embraer and The Boeing Co., under the terms mentioned in item 1 (Operations). Thereafter, on January 11, 2019 the Company’s Board of Directors decided (i) to ratify the resolution of December 17, 2018 that approved the Transaction; (ii) to authorize the execution of the Master Transaction Agreement, which provides the terms and conditions for the consummation of the strategic partnership in connection with the commercial aviation, the Contribution Agreement, which provides the terms and conditions for the creation of a joint venture for the promotion and development of new markets and applications for the multi-mission airplane KC-390, as well as of the other agreements and documents necessary or convenient for the consummation of the Transaction; and (iii) to authorize, after the approval of the Transaction by Embraer’s shareholders, the executive officers to perform any act necessary for the consummation of the Transaction, including the transfer to the new company of the net equity comprised by assets, debts, properties, rights and obligations related to the commercial aviation business unit.

On January 24, 2019 Embraer and The Boeing Company entered into the Master Transaction Agreement and the Contribution Agreement and on February 26, 2019 the shareholders of the Company approved, with 96.8% of valid votes, the strategic partnership with The Boeing Company, as stated in the Management’s Proposal disclosed on January 24, 2019.

The consummation of the Transaction will be subject to (i) approval by antitrust authorities in Brazil, in the United States and other applicable jurisdictions; and (ii) the satisfaction of other conditions customary in similar transactions.