Form 20-F
period 2020-12-31
EMBRAER S.A.
filed 2021-04-09
CIK 1355444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15102

EMBRAER S.A.

(Exact name of Registrant as specified in its charter)

EMBRAER Inc.

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation)

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

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

None.

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

736,143,105 common shares, without par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 (2020 audited consolidated financial statements) are included in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The set of annual consolidated financial statements as of December 31, 2020, 2019 and 2018 includes the first year of adoption of standards IFRS 16 – Leases, which became effective on January 1, 2019. IFRS 16 establishes the principles for the recognition, measurement, and disclosure of leases and requires lessees to recognize a single accounting model in the statements of financial position. The lessor’s accounting in IFRS 16 remains substantially unchanged in relation to IAS 17. Lessors will continue to classify between operating or finance leases, using principles similar to the former standard and, therefore, IFRS 16 has no impact on leases where we are the lessor. We adopted the modified retrospective model. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported in accordance with IAS 17.

As a result of the initial application of the IFRS 16 on leases of land and buildings, facilities, machinery, vehicles and other equipment that we previously recorded as operating leases, we recognized in 2019:

•

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

For additional information on our adoption of new accounting standards, such as IFRS 16 – Leases, see Note 2.2.1.1 to our 2019 audited consolidated financial statements. The adoption of IFRS 16 did not impact our 2020 audited consolidated financial statements.

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

In our 2020, 2019 and 2018 consolidated financial statements, gains or losses resulting from the remeasurement of the monetary items and from foreign currency transactions have been reported in the consolidated statement of income as a single line item as foreign exchange gain (loss), net.

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

•

the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, charter companies and air-taxi companies and high-net-worth individuals; and

•

the term “Boeing Transaction” refers to the Master Transaction Agreement (the “MTA” or “Master Transaction Agreement”) entered into by us on January 24, 2019, collectively with certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, which were wrongfully terminated by Boeing, pursuant to which a subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation business unit and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission transport aircraft.

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

Special Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying or rescheduling orders;

•	the effect on our revenues of changing priorities or reductions in the Brazilian government or international government defense budgets;

•	our level of indebtedness;

•	our capital expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulations;

•	our relationship with our workforce;

•	the outbreak of communicable diseases in Brazil and other countries; and

•	other risk factors, including those set forth under “Item 3. Key Information—3D. Risk Factors.”

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

The following tables present a summary of our selected financial data derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by IASB as of and for the years ended December 31, 2020, 2019 and 2018. The selected financial data as of December 31, 2020 and 2019 and for the three years ended in the period December 31, 2020 should be read together with our audited consolidated financial statements as of December 31, 2020 and 2019 for the three years in the period ended December 31, 2020 and related notes thereto included elsewhere in this annual report. We have recasted the statements of income for all comparative periods in relation to the years ended December 31, 2019, 2018, 2017 and 2016 to present the Commercial Aviation and related services business units as continuing operations. The recast financial data for the years ended December 31, 2017 and 2016 derived from our audited consolidated financial statements as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018. For information on our business unit results, see Note 38 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Selected Financial Data

	Year Ended December 31,
Consolidated Statements of Income Data	2020	2019(8)	2018	2017	2016
		Recast(1)	Recast(1)	Recast(1)	Recast(1)(2)
	(in US$ millions)
Revenue	3,771.1	5,462.6	5,071.1	5,859.4	6,203.9
Cost of sales and services	(3,293.5)	(4,667.1)	(4,303.1)	(4,764.1)	(4.982.0)
Gross profit	477.6	795.5	768.0	1,095.3	1,221.9
Operating income (expense)
Administrative	(143.4)	(190.2)	(182.6)	(179.1)	(164.3)
Selling	(194.0)	(286.5)	(305.7)	(315.9)	(353.4)
Expected credit loss (reversal) over financial assets and contract assets	(61.8)	0.6	1.5	—	—
Research	(29.8)	(49.4)	(46.1)	(49.2)	(47.6)
Other operating expense, net	(374.7)	(346.8)	(199.4)	(210.4)	(442.6)
Equity in income (losses) of associates	2.7	(0.2)	(0.4)	1.2	(0.3)
Operating loss before financial result	(323.4)	(77.0)	35.3	341.9	213.7
Financial income (expense), net	(232.7)	(116.1)	(171.5)	(40.6)	(37.5)
Foreign exchange gain (loss), net	(79.1)	6.9	—	6.6	4.4
Loss before income tax	(635.2)	(186.2)	(136.2)	307.9	180.6
Income tax expense	(93.1)	(130.3)	(35.0)	(27.9)	(0.3)
Net Income (loss) for the period	(728.3)	(316.5)	(171.2)	280.0	180.3
Attributable to:
Owners of Embraer S.A.	(731.9)	(322.3)	(178.2)	264.0	178.6
Noncontrolling interests	3.6	5.8	7.0	16.0	1.7

	Year Ended December 31,
Earnings per Share—Basic	2020	2019(8)	2018	2017	2016
		Recast(1)	Recast(1)	Recast(1)	Recast(1)(2)
	(in US$, except for share data)
Net income (loss) attributable to owners of Embraer S.A.	(731.9)	(322.3)	(178.2)	264.0	178.6
Weighted average number of shares (in thousands)	736,164	735,850	734,065	734,264	735,571
Basic earnings per share—U.S. dollars	(0.99)	(0.44)	(0.24)	0.36	0.24

	Year Ended December 31,
Earnings per Share—Diluted	2020	2019(8)	2018	2017	2016
		Recast(1)	Recast(1)	Recast(1)	Recast(1)(2)
	(in US$, except for share data)
Net income attributable to owners of Embraer S.A.	(731.9)	(322.3)	(178.2)	264.0	178.6
Weighted average number of shares (in thousands)	736,164	735,850	734,065	734,264	735,571
Dilution for the issuance of stock options (in thousands)(3)	—	—	—	545	1,690
Weighted average number of shares (in thousands) diluted	736,164	735,850	734,065	734,809	737,261
Diluted earnings per share	(0.99)	(0.44)	(0.24)	0.36	0.24

	As of December 31,
Consolidated Statement of Financial Position Data	2020	2019(8)	2018	2017	2016
	(in US$ millions)
Cash and cash equivalents	1,883.1	855.2	1,280.9	1,270.8	1,214.5
Financial investments (current)	817.5	409.8	1,743.4	2,366.1	1,775.6
Inventories	2,469.5	1,304.4	2,507.0	2,148.7	2,496.4
Other current assets(4)	977.2	827.4	1,539.7	1,294.0	1,310.1
Property, plant and equipment, net	1,956.0	968.9	1,964.7	2,104.9	2,154.2
Intangible assets, net	2,075.6	894.1	1,898.8	1,882.4	1,664.6
Other long-term assets(5)	368.7	138.1	358.8	907.7	1,077.4

	10,547.6	5,397.9	11,293.3	11,974.6	11,719.8
Assets held for sale	—	5,174.6	—	—	—

Total assets	10,547.6	10,572.5	11,293.3	11,974.6	11,719.8

Short-term loans and financing	375.5	14.9	179.3	388.9	510.3
Other current liabilities(6)	2,053.2	1,387.1	2,849.3	2,414.3	2,717.5
Long-term loans and financing	4,072.5	76.1	3,468.4	3,809.6	3,249.6
Other long-term liabilities(7)	1,107.3	495.8	856.2	1,184.3	1,306.0
Shareholders’ equity	2,826.5	3,517.7	3,845.7	4,064.1	3,844.0
Non-controlling interests	112.6	96.9	94.4	113.4	92.4
Total shareholders’ equity	2,939.1	3,614.6	3,940.1	4,177.5	3,936.4
Liabilities held for sale	—	4,984.0	—	—	—

Total liabilities and shareholders’ equity	10,547.6	10,572.5	11,293.3	11,974.6	11,719.8

(1)

In our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019, we have recasted all comparative periods to present the Commercial Aviation and related services business units as “discontinued operations” in accordance with the basis and assumptions applied to prepare the Company’s consolidated financial statements for that reporting period. Due to the change occurred during the 2020 fiscal year in the classification of the Commercial Aviation and related services business units from “discontinued operations” to “continuing operations”, the comparative statements of income for all comparative periods has been recasted to present the Commercial Aviation and related services business units as “continuing operations”, which is consistent to treatment previously applied by the Company until the period ended December 31, 2018. See Note 1.1.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(2)

The consolidated statements of income for the year ended December 31, 2016 derived from our audited consolidated financial statements as of December 31, 2018 and 2017 and for the three years in the period ended December 31, 2018.

(3)	Refers to the effect of potentially dilutive shares.
(4)

Other current assets consist of trade accounts receivable, net; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; income tax and social contribution; contract assets; guarantee deposits and other assets.

(5)

Other long-term assets consist of financial investments; derivative financial instruments; customer and commercial financing; collateralized accounts receivable; guarantee deposits; deferred income tax and social contribution; other assets; investments and rights of use.

(6)

Other current liabilities consist of trade accounts payable; lease liability; recourse debt and non-recourse debt; other payables; contract liabilities, derivative financial instruments; taxes and payroll charges payable; income tax and social contribution; financial guarantee and residual value; dividends payable and unearned income; and provisions.

(7)

Other long-term liabilities consist of lease liability; recourse debt and non-recourse debt; other payables; contract liabilities; derivative financial instruments; taxes and payroll charges payable; deferred income tax and social contribution; financial guarantee and residual value; unearned income; and provisions.

(8)

IFRS 16 – Leases became effective on January 1, 2019. We adopted modified retrospective model with first-time adoption date on January 1, 2019. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported in accordance with IAS 17.

The following tables present a summary of our operational data as of the dates and for the periods indicated.

Other Data

	Year ended December 31,
Other Data: Aircraft delivered:	2020	2019	2018	2017	2016
To the Commercial Aviation Market	44	89	90	101	108
EMBRAER 170	—	—	1	—	—
EMBRAER 175	32	67	67	79	90
EMBRAER 190	1	5	13	12	11
EMBRAER 195	—	3	5	10	7
EMBRAER 190-E2	4	7	4	—	—
EMBRAER 195-E2	7	7	—	—	—
To the Defense and Security Market	24	13	15	8	16
EMB 145 AEW&C/RS/MP	6	6	6	5	3
EMB 312 Tucano/AL-X/ Super Tucano	16	5	9	3	13
C-390	2	2	—	—	—
To the Executive Aviation Market	86	109	91	109	117
Legacy 600/650	1	5	4	7	9
Legacy 450/500	1	26	23	29	33
Praetor 500	10	3	—	—	—
Praetor 600	18	13	—	—	—
Phenom 100	6	11	11	18	10
Phenom 300	50	51	53	54	63
Lineage 1000	—	—	—	1	2
To the General Aviation Market	22	15	18	16	2
Light Propeller Aircraft	22	15	18	16	2

Total delivered (in aircraft)	176	226	214	234	243

	As of December 31,
Other Data: Aircraft in backlog	2020	2019	2018	2017	2016
In the Commercial Aviation Market(1)	281	338	368	435	450
EMBRAER 170	—	—	—	1	3
EMBRAER 175	132	181	204	103	104
EMBRAER 190	3	4	7	46	56
EMBRAER 195	—	—	3	5	12
EMBRAER 175 – E2	—	—	—	100	100
EMBRAER 190 – E2	7	16	43	74	85
EMBRAER 195 – E2	139	137	111	106	90
In the Defense and Security Market	62	80	76	73	64
EMB 312 Tucano/EMB 314/EP Super Tucano	5	15	8	14	7
LAS	6	12	15	6	—
E99	3	5	5	5	5
C-390	31	31	28	28	28
VU-Y	2	2	3	4	4
MFTS	—	—	—	1	5
F-39	15	15	15	15	15
PHENOM 100*	—	—	2	—	—
In the Executive Aviation Market	84	94	61	64	122
Phenom 100/300, Legacy 650, Legacy 450/500, Praetor 500/600	84	94	61	64	122
Total backlog (in aircraft)	432	512	505	572	636

Total backlog (in US$ millions)	14.363,6	16,755.0	16,300.5	18,337.0	19,622.8

*	Although the PHENOM 100 is part of our Executive Aviation business unit portfolio, we have sold the aircraft presented herein to customers of our Defense and Security business unit.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

Risks Relating to Embraer

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy, which could adversely and materially affect us.

The outbreak of communicable diseases on a global scale has affected investment sentiment and resulted in sporadic volatility in global capital markets and may have a recessionary effect on the global economy, including in Brazil.

The outbreak of the novel coronavirus, known as COVID-19, was first identified in December 2019 in Wuhan, China, and has since spread globally. The COVID-19 outbreak has compelled governments around the world to adopt measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others. Other measures were taken by companies and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, which has caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The COVID-19 pandemic adversely affected business confidence and consumer sentiment, and has been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of COVID-19, especially if the measures to curb the spread of the virus last for longer than expected, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

According to the International Air Transport Association (“IATA”), global commercial airline traffic volume in 2020 decreased by approximately 66%. IATA expects that traffic volume in 2021 will be 38% lower as compared to traffic volume in 2020. As of December 2020, 18% of the fleet with up to 100 seats and 36% of the fleet with 100-150 seats was in storage. As a result, we expect that traffic disruption and decreased demand affecting will continue to affect customers demand globally and may continue to materially and adversely affect our deliveries in 2021.

The reduction in the demand for travel combined with government-imposed travel restrictions is materially and adversely affecting the aerospace industry, causing some airlines to suspend, cancel or reduce flights. As a consequence, demand for new aircraft has declined as airlines are wary of the COVID-19 air travel restrictions and its consequences.

We have been monitoring the impacts of the COVID-19 pandemic not only on the global economy but also on our workforce, operations, as well as on the supply and demand mechanics for our products and services. Since the beginning of the pandemic, we have adopted several initiatives focused on health and safety of our employees. Our operations were interrupted for a few days to adjust our facilities and implement health and safety measures, including social distancing measures, remote work for some employees, reduction of working hours and wages, collective vacations and paid leaves.

Additionally, as a result of the COVID-19 pandemic, on March 17, 2020, our Brazilian corporate employees responsible for critical functions started to work from home and, on March 22, 2020, we decided to put our Brazilian employees that could not work remotely on paid leave until March 31, 2020. Until March 31, 2020, we were only carrying out essential activities at our facilities, including customer support, aircraft maintenance and manufacturing. On March 30, 2020, we further decided to put our Brazilian employees responsible for non-critical functions on collective vacation from April 1 to April 9, 2020. During this temporary shutdown of our facilities, we implemented safety measures to adapt our facilities to the World Health Organization (“WHO”) guidelines. On April 10, 2020, we implemented a job preservation plan that included temporary furloughs, reduction in working hours and pay cuts to certain of our employees, as a means of guaranteeing their employment upon completion of the plan. On April 13, 2020, all of our Brazilian employees that could not work remotely and were not included in the job preservation plan returned to work at our adapted facilities.

In 2020, we have also implemented three voluntary dismissal programs for specific groups of employees in Brazil, with the participation of approximately 1,600 employees. On September 3, 2020, we announced a reduction in our workforce, dismissing approximately 900 employees. Considering both participation in the voluntary dismissal programs and non-voluntary dismissals, our workforce was reduced by approximately 2,500 employees in Brazil (approximately 12.5% of our total global workforce). The aggregate expenses in connection with this workforce reduction were approximately US$69.2 million in the year ended December 31, 2020. Our or other companies’ operations may be suspended again or remain suspended for a longer time. On March 26, 2020, due to the uncertainty related to the spread of COVID-19, we have also suspended the projections relating to our expected results for 2020, last updated on November 12, 2019.

We also adopted certain measures to preserve our cash flow, including reduction in working hours and pay cuts, extension of suppliers payment terms, extension of tax payment deadlines, negotiation of new bank credit facilities, and adjustments to the production chain.

As of the date of this annual report, only one of our executive jets customer cancelled its firm order as a result of the COVID-19 pandemic. Most of the delivery postponements attributed to the effects of the pandemic were already delivered in 2020. With respect to our Commercial Aviation business unit, some of our customers rescheduled aircraft deliveries for 2021, but no cancellation has occurred as of the date of this annual report. We have also granted interim financing for certain deliveries of commercial jets held during the third and fourth quarters of 2020.

The reduction in our workforce, as a result of the COVID-19 pandemic, along with the absence of easing of scope clauses negotiated between the pilots unions and the airlines, has slowed down the pace of certification activities for the E175-E2 aircraft. For additional information on the impacts of COVID-19, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Current Conditions and Trends in our Industry—COVID-19.”

With pending uncertainties regarding global vaccination and other virus variants, we cannot yet determine the full impact that COVID-19 pandemic will have on our business and results of operation in the short-to-medium term. Customers may continue to postpone their scheduled aircraft deliveries and may cancel some of their orders. In addition, delays in payment cycles by significant customers may have an impact on our cash position and working capital.

To date, no fully effective vaccines or treatments have been developed and effective vaccines or treatments may not be discovered in time to protect against a further spread of the virus. The effects of the COVID-19 pandemic on our business will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the extent and overall economic effects of the governmental response to the pandemic. In addition, the effects of the COVID-19 pandemic may exacerbate the effects of the other risk factors disclosed in this section of the annual report.

A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.

We expect that a substantial portion of our results will be affected, directly or indirectly, from sales of aircraft, which have historically been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions, and, most recently and importantly, the effects of COVID 19 on our operations and financial condition, which we cannot fully foresee as of the date of this Annual Report. For additional information on the impacts of COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy, which could adversely and materially affect us.”

Economic downturns in our industry, such as the one caused by the COVID-19 pandemic, may reduce air travel demand and corporate and personal spending, which may negatively impact our Commercial Aviation, Executive Aviation, Defense and Security and Services and Support business units. These downturns have led in the past and may also lead in the future, to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned business units. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also continue to defer or to cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the aforementioned events could not only have on the air transport industry as a whole, but also on our business in particular.

We depend on key customers.

In our Commercial Aviation business unit, as of December 31, 2020, over 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from Republic Airlines and SkyWest. Our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle and AirPeace, which represent approximately 83% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share.

In the Executive Aviation business unit, we have been increasingly relying on individual orders as the share of fleet orders in the backlog has been diminishing. Despite the fact that we sold Praetors and Phenoms to a large fractional operator in 2019, and which corresponding deliveries will continue to occur in the short-term we believe that fleet renewal demand will occur at a more moderate rate over a longer period as the current operator’s fleet ages.

In our Defense and Security business unit, the Brazilian government is our largest customer of defense aircraft products. Revenue from sales to the Brazilian government accounted for 44.5% of the business unit revenue for the year ended December 31, 2020. A decrease in defense investments by the Brazilian government due to budgetary constraints or other factors that are out of our control could decrease our Defense and Security revenue. We cannot assure you that the Brazilian government will continue to acquire defense products and services from us in the future at the same rate or at the same level.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2020, we had income of US$15.1 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine income of US$31.0 million in 2019 and US$35.4 million in 2018. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

Legal proceedings pertaining to the now terminated strategic partnership with Boeing, including arbitration proceedings related to Boeing’s termination of and failure to close the MTA and/or the Contribution Agreement, may adversely impact our business, financial condition and results of operations.

We have incurred and continue to incur additional costs in connection with the prosecution, defense or settlement of the currently pending and any future legal proceedings relating to the Boeing Transaction and/or Boeing’s termination of and failure to close the Boeing Transaction. Such legal proceedings include, among other matters, the ongoing arbitration proceedings between Embraer and Boeing that have commenced in connection with the wrongful termination of the MTA and/or the Contribution Agreement by Boeing. Both Embraer and Boeing have commenced arbitrations in connection with the termination. Such legal proceedings may also include litigation brought by our stockholders and holders of our ADRs related to the Boeing Transaction and/or Boeing’s termination of, and failure to consummate the transactions contemplated by, the MTA and the Contribution Agreement. We continue to strongly believe that Boeing wrongfully terminated the MTA and the Contribution Agreement, that Boeing was under an obligation to continue to comply with the terms of the MTA and the Contribution Agreement, that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement and that our pending arbitration proceedings against Boeing and its affiliates are a valid enforcement of our rights under the MTA and the Contribution Agreement. We cannot predict the outcome of any such legal proceedings. Such legal proceedings may also create a distraction for our management team and board of directors and require time and attention. In the case of an adverse determination in the arbitration proceedings, we may not recover any damages from Boeing and we may be required to pay significant monetary damages to Boeing. In addition, even if we ultimately succeed in such legal proceedings, there may be negative publicity attached to such legal proceedings, which may materially and adversely affect our reputation and brand names. As a result, any legal proceedings relating to the Boeing Transaction or Boeing’s termination of and failure to close the Boeing Transaction could, among other things, adversely affect our business, financial condition and results of operations.

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

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,369.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 jet families and the E2 jet family through December 31, 2020. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2020, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We face significant international competition, which may adversely affect us.

The worldwide commercial aircraft manufacturing industry is highly competitive. Along with the large international companies Boeing and Airbus, we are one of the world’s leading manufacturers of commercial aircraft. Additionally, Chinese, Russian and Japanese companies are developing regional jets and already have firm orders in backlog. Although we have attained a significant market share for our commercial aircraft products, we cannot assure you that we will be able to maintain it. In order to remain competitive in the commercial aircraft manufacturing market in the long-term, we must continue to make technological, efficiency and performance enhancements to our aircraft. The competitive landscape has become increasingly aggressive, for example, in light of deals such as the Airbus acquisition of a majority stake in Bombardier’s C-Series Program, rebranded A220s in July 2018.

As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. In addition, the level of pre-owned aircraft for sale in the market may continue to pressure the demand for new aircraft. This may impact the value of the pre-owned aircraft in our portfolio, despite a recent decrease in the level of pre-owned aircraft for sale in the market. We cannot assure you that we will increase our market share in the executive jets market business unit, or that we will not experience a reduction in our current market share of this business unit, especially taking into account an unstable and contracting market demand scenario that we expect in 2021.

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

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 75.0% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense and Security business units consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant delays and expense. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot assure you that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

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

We, like all business organizations in the digital world, are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information. In addition, because we have access to certain information technology systems of some of our customers, our systems may be subject to attacks aimed at accessing, tampering with or exposing our customers’ systems and their data.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyber-attacks, could materially and adversely affect our business and reputation.

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

On November 24, 2020, we suffered a cybersecurity incident in our IT systems, which was later identified as a ransomware attack. The attack resulted in the encryption of an environment of virtual servers hosted in Brazil, prevented access to certain files and resulted in the inadvertent disclosure of data, some of which were made available on the dark web. We have reported the incident to law enforcement authorities.

Immediately after the incident, we employed significant IT resources, took measures to protect and strengthen the security of our systems, isolated the affected environment and repaired our network. As part of our reaction, we hired Tempest Security Intelligence, a leading cybersecurity firm, to investigate the incident and supplement our remediation efforts.

Despite our extensive security controls and measures to prevent the violation of our systems and data storage, we cannot guarantee that other cyberattacks or similar breaches will not happen in the future.

We may suffer from a lack of qualified personnel.

From time to time, there is significant competition within the aviation industry for skilled personnel in general and engineers in particular. To the extent this competition re-emerges, we may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would adversely affect us.

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

In addition, environmental regulations related to climate change, including CO2 emissions standards adopted by the International Civil Aviation Organization, or the ICAO, are one of the main drivers of global aerospace industry research and development investments since they may affect customer preferences. We may incur additional costs to improve or create new compliance programs to meet environmental regulatory requirements. We currently have several comprehensive programs in place to reduce the effects of our operations on the environment. For additional information, see “Item 4. Information on the Company—4D. Property, Plant and Equipment.”

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

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. For additional information, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Tax Incentives.”

We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives. We could be materially adversely affected in the event our existing benefits are canceled or not renewed.

Scope clause restrictions in airline pilot contracts may limit demand for commercial aircraft in the U.S. market.

A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses, which are more prevalent in North America, but also exist in other important regions, including Europe, are negotiated between the airlines and the pilot unions, usually every three years, for purposes of imposing restrictions relating to the (i) number of aircraft that a regional carrier may operate; (ii) number of seats in an aircraft that a regional carrier may operate; and (iii) the weight of the aircraft that a particular regional carrier may operate. A round of negotiations between the major airlines and the pilot unions started at the end of 2019 and, as of the date of this annual report, still ongoing. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76 seat jet category may be limited. The U.S. is the most important market for the E175 aircraft. We cannot assure that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.

The supply of pilots to the airline industry may be limited.

U.S. Federal Aviation Administration, or FAA, regulations may negatively impact the supply of qualified pilot candidates eligible to be hired in the airline industry. A first officer in U.S. domestic operations must hold an airline transport pilot certificate and an aircraft type rating to fly the aircraft. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to these requirements, there may be a growing scarcity of new entrant pilots who meet the experience qualifications, mainly affecting regional carriers which are the usual entry airlines for new pilots (major airlines are expected to hire many of their experienced pilots).

In order to mitigate this issue, certain airlines, for example American Airlines and Jet Blue especially in the United States, have adopted internal measures, including but not limited to creating professional pilot programs and providing financing alternatives. However, any inability to recruit, train and retain qualified pilots may materially affect our customers’ operations.

As a result of the COVID-19 pandemic, many professional pilots were laid-off and may choose to pursue another career. Additionally, the uncertainty related to the future development of the aviation industry, may decrease newcomers’ interest for the profession.

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

Assuming all customers who are supported by off-balance sheet financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were unable to remarket any of the aircraft to offset our obligations, our maximum exposure would have been US$183.3 million (or US$92.7 million, net of provisions of residual value guarantee and financial guarantee already recorded in the amount of US$90.6 million as reflected in Note 36.2 to our 2020 audited consolidated financial statements) under these guarantees as of December 31, 2020. As a result, we would be obligated to make substantial payments that may not be recoverable through proceeds from aircraft sales or leases, particularly if we are not able to remarket any of the aircraft to offset our obligations or financing defaults occur with respect to a significant portion of our aircraft. The value of the underlying aircraft are more likely to decrease and third parties are more likely to default during economic downturns. For additional discussion see our exposure to these guarantees in Note 36.2 to our 2020 audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—5E. Off-Balance Sheet Agreements.”

In addition, we sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2020, we accepted seven aircraft, with a total invoiced value of US$43.4 million, for trade-in pursuant to trade-in options, as compared to 17 aircraft, with a total invoiced value of US$84.9 million, in 2019, and 11 aircraft, with a total invoiced value of US$110.5 million, in 2018. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third-party appraisers. We may be required to accept trade-ins at prices that could result in financial loss for us when we receive the aircraft.

We continuously re-evaluate our risk related to financial guarantees and trade-in obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.

In 2020, 2019 and 2018, we maintained provisions and contract liabilities on financial guarantees and residual value guarantees of US$125.2 million (including accounts payable of US$34.6 million in relation to financial guarantees and residual value guarantees claimed by the counterparties in 2020), US$140.3 million and US$152.1 million (including provision for Chapter 11 filled by Republic Airways of US$15.1 million in 2018), respectively, related to exposure from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft and Embraer 170/190 aircraft acquired by and delivered to this customer.

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

From 2005, when we first delivered EMBRAER 170/190 jet family, through 2020, approximately 29% of our Commercial Aviation deliveries was subject to official export credits. In 2019 and 2020, approximately 16% and 80%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program, and this significant increase was due to the COVID-19 pandemic in 2020. We cannot assure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

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

Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. We cannot predict which policies the Brazilian government will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and contraction again in 2020.

Since 2011, Brazil’s economy has been weak. The Gross Domestic Product, or GDP, had a contraction rate of (4.1)% in 2020, driven by the COVID-19 pandemic, and growth rates of 1.1% in 2019, 1.3% in 2018, 1.3% in 2017, compared to contraction rates of 3.3% in 2016 and 3.5% in 2015, and GDP growth was 0.5% in 2014, 3.0% in 2013, 1.9% in 2012 and 4.0% in 2011, compared to a GDP growth of 7.5% in 2010. According to the Focus bulletin dated April 1, 2021, the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 3.2% in 2021.

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

Brazilian markets have experienced heightened volatility due to uncertainties derived from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, and the impact of these investigations on the Brazilian economy and political environment.

The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that the Brazilian government may adopt or the outcome and development of any of these investigations, which has affected and may continue to adversely affect the Brazilian economy and may adversely affect the trading price of our common shares and ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our common shares.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA and Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M. Inflation measured by the IPCA index was 4.5%, 4.3% and 3.8% in 2020, 2019 and 2018, respectively. Inflation measured by IGP-M index was 23.1% in 2020, 7.3% in 2019 and 7.5% in 2018.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Among the effects of such inflationary pressure is a rise in labor costs. Contracts in U.S. dollars, which represent the majority of our Executive Aviation and Services and Support business units, are adjusted for U.S. inflation, through the application of the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers index when delivery is not in the same year of the sale and depending upon the specific commercial terms negotiated in the contracts. While contracts in Brazilian real represent a small portion of the Executive Aviation business unit, the same price adjustment mechanism concept applies using national index, typically the IGP-M. Major contracts in our Defense and Security business unit are adjusted for Brazilian inflation. If Brazil experiences high inflation again, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may fall.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us. Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2020, approximately 2.9% of our consolidated cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2018, the real depreciated against the U.S. dollar in comparison to December 31, 2017, reaching R$3.8748 per US$1.00 as of December 31, 2018. In 2019, the real depreciated against the U.S. dollar in comparison to December 31, 2018, reaching R$4.0307 per US$1.00 as of December 31, 2019. In 2020, the real depreciated against the U.S. dollar in comparison to December 31, 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. There can be no assurance that the real will not depreciate further against the U.S. dollar.

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

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:

•	Approximately 28.2% of our total costs are incurred and denominated in reais.

•

Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2020, the deferred income tax expense would have been higher or lower by approximately US$70.3 million. For additional information on the effects of the variation of the real against the U.S. dollar, see Notes 23 and 27 to our 2020 audited consolidated financial statements

•

Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense and Security business unit, when converted to the U.S. dollar as our functional currency.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

Depreciations of the real relative to the U.S. dollar could also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs. While our functional currency is the U.S. dollar our shareholders’ equity is required under Brazilian Corporate Law to be accounted and maintained in Brazilian reais, including amounts to be distributed to shareholders (dividends and interest on own capital). In 2020, while we had retained earnings recorded in U.S. dollars, the foreign exchange losses absorbed these earnings in Brazilian reais, causing a loss, which restricted our ability to pay dividends. For more information, see “8A. Consolidated Statements and Other Financial Information—Dividends and Dividends Policy.”

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

Any further downgrading of Brazil’s could adversely affect the market price of our common shares, ADSs and debt instruments.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook. In April 2020, Standard & Poor’s maintained Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to stable.

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

We cannot guarantee that the rating agencies will maintain these classifications in relation to Brazilian credit and any further downgrade in Brazil’s sovereign credit ratings could materially adversely affect the trading price of our debt and equity securities.

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

Our bylaws contain provisions that limit the rights of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10. Additional Information—10B. Memorandum and Articles of Association—Voting Rights of Shares—Limitations on the Voting Rights of Certain Holders of Common Shares.”

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

Corporate History

Embraer S.A. is a publicly held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Dra. Ruth Cardoso, 8,501 (formerly known as Avenida Nações Unidas, No. 8,501), 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil. Our telephone number is 55-11- 3040-6874, and our internet address is ri.embraer.com.br. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

In 2011 and 2012, we made acquisitions and entered into partnerships in the Defense and Security business unit, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologia e Sistemas S.A. and Visiona Tecnologia Espacial S.A.

Business Development

We have grown from a government-controlled company, established to develop and produce aircraft for the Brazilian Air Force, into a publicly held company that produces aircraft for commercial and executive aviation and for defense and security purposes and related services.

As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our Defense and Security business unit to further develop our Commercial Aviation business unit.

Our first regional aircraft was the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ 145 family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer-range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2 and E195-E2. The E190-E2 and the E195-E2 entered into service in April of 2018 and September of 2019, respectively. Our Commercial Aviation business unit accounted for 29.6%, 40.9% and 46.5% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In our latest development, we introduced the new Praetor 500 midsize and Praetor 600 super-midsize business jets in 2018, during a company event in the Orlando Executive Airport. The Praetor 600 and Praetor 500 entered into service in June and in December 2019, respectively. In 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. Our Executive Aviation business unit accounted for 28.4%, 25.6% and 21.8% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

We are the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the U.S., Europe, Asia and Latin America. In the defense and security market, we offer a line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling (KC-390 Millennium), basic and advanced training and light attack and training aircraft (Super Tucano) and satellite solutions. Using our commercial aircraft platforms, we are able to offer a comprehensive range of aircraft dedicated to transportation of officials, medical evacuation and general transportation missions for the defense and security market.

In 2018, Embraer entered into a consortium with Thyssenkrupp Marine Systems, named Águas Azuis, and, in 2019, this consortium was chosen as preferred supplier to build four new Tamandaré Class Frigates. In 2020, SPE Águas Azuis entered into an agreement providing for the manufacturing of these Class Tamandaré Ships with the Company for Naval Projects (Empresa Gerencial de Projetos Navais – EMGEPRON), a Brazilian government-owned company linked to the Brazilian Ministry of Defense, and the Brazilian Navy. In 2019, Embraer and Elta System formalized a strategic cooperation agreement to develop and sell a comprehensive airborne early warning, or AEW, solution based on Praetor 600 super midsize bizjet. This solution provides an affordable AEW solution comprising extended coverage and situational picture for air surveillance, air defense, and homeland security missions, law enforcement enabling monitoring of aerial activity outside ground radar detection coverage. Additionally, in 2019, Embraer delivered the first two KC-390 Millennium multi-mission transport aircraft to the Brazilian Air Force. In December 2019, we and the Brazilian Air Force signed a Memorandum of Understanding (MoU) that formalizes our intention to develop a light aircraft for cargo, personnel and troops transportation, counting with the contribution of the Brazilian Air Force in connection to operational, global military expertise and needs for aircraft of this class.

Our Defense and Security business unit accounted for 17.3%, 10.5% and 9.1% of our total revenue for the years ended December 31, 2020, 2019 and 2018 respectively. Revenues from sales to the Brazilian government accounted for 44.5%, 54.4% and 48.1% of this business unit’s revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,270 Embraer commercial aircraft and over 1,460 Embraer executive jets, as well as more than 620 defense aircraft, in operation. During 2017, the new Service and Support business unit consolidated the services and customer support processes previously allocated to each of our business units to identify synergies and quantify our expertise in our Commercial Aviation, Executive Aviation and Defense and Security business units regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business as a separate business unit in our financial statements. For additional information, see Note 38.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report. Our Services and Support business unit accounted for 24.4%, 22.8% and 22.3% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively. For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—5C. Research and Development, Patents and Licenses, etc.—Capital Expenditures.”

We also provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lockheed Martin Company, for its production of helicopters. We provide to Sikorsky the services of development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and are under renewal negotiation after the expiration in December, 2020. In addition, we developed the Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2020, we had delivered a total of 1,444 of these aircraft. Our Other Related business unit accounted for 0.3%, 0.2% and 0.3% of our revenue for the years ended December 31, 2020, 2019 and 2018 respectively.

4B.	Business Overview

We are the leading manufacturer of jets with up to 150 seats in the world, based on the number of deliveries over the last decade, and we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have grown from a government-controlled company established to develop and produce products for the Brazilian Armed Forces into a publicly held company that produces aircraft for commercial and executive aviation, and for defense and security purposes and related services. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship.

For the year ended December 31, 2020, we generated revenue of US$3,771.1 million, of which approximately 93.0% was U.S. dollar denominated. Of our revenue in 2020, 29.6% was from our Commercial Aviation business unit, 28.4% was from our Executive Aviation business unit, 17.3% was from our Defense and Security business unit, 24.4% was from Services and Support business unit and 0.3% was from our Other Related business unit. As of December 31, 2020, we had a total firm order backlog of US$14.4 billion.

Our Strengths

We believe that our primary strengths are:

Aircraft design and technology; cost and operating efficiency. We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology to provide our customers with reduced operating, maintenance and training costs due to the similarity and efficiency in design and the commonality of parts within a jet family. As an example, the all-new Praetor 500 and Praetor 600 jets share characteristics and technologies that enhance our value proposition for the midsize and super-midsize business units. These similarities enable us to significantly reduce our design, development and production costs and pass these savings along to our customers in our competitive sale prices, reducing the development time of our aircraft. Our investments in innovative technologies, such as design for automation, enable us to increase operational efficiency by reducing engineering and production costs as well as lowering customers’ maintenance costs.

Leading commercial aircraft manufacturer with a global customer base. Based on the number of aircraft delivered, we are the leading manufacturer of jets with up to 150 seats, with a strong global customer base. Around 180 airlines from over 90 countries are flying our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low-cost carriers in the world.

Strategic risk-sharing partners. With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of the systems and components of our aircraft with their own funds, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our research and development expenses through direct contributions of cash or materials. These strategic relationships enable us to reduce our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility in our production process.

Flexibility of production to meet market demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to adjust our production in response to market demand.

Funded development of defense products. Historically, development expenditures related to defense aircraft have been funded in large part by our Defense and Security business unit customers, which mainly comprise governments. These customers have had an important role in our engineering and industrial development. In addition, we use well-proven civil platforms as a solution for certain defense products.

High skilled engineering for defense application and development of market leading products for our Defense and Security business unit. The Super Tucano and C-390 Millennium are the main products of our Defense and Security business unit. We believe the Super Tucano is the market benchmark for its class, as it combines a rugged and reliable turboprop platform with a high precision weapons delivery system. It is the only combat-proven light attack aircraft currently in production. On the other hand, the C-390 Millennium is a multi-role military transport aircraft developed to become a market leader in its category as it is appropriate for several uses, including adverse situations such as firefighting, and features flexibility, strength, mobility, easy maintenance and new technology. Our workforce is highly capable of understanding our customers’ operational needs and their requirements with regards to our defense products and services portfolio, and are able to provide our customers with flexible and lower lifecycle cost products with global applications. We also count with a strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art defense and space solutions with reduced cycles.

Experienced and highly skilled workforce. Our employees are experienced and highly skilled. As of December 31, 2020, engineers comprised approximately one-fifth of our workforce. Due to the high level of knowledge and skill of our employees, and our continuous training and incentive programs, we are able to efficiently pursue new programs and provide our customers with differentiated technical expertise and guidance.

Business Strategies

With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Market our commercial aircraft. We are fully committed to marketing our jets of up to 150 seats. As of March 2021, we had 346 units in the ERJ family and 1,175 units in the 170/190 jet family and 24 units in the E2 generation in active service, according to Cirium. As of December 31, 2020, 29 units of E190/E195 E2 have been delivered to customers worldwide. The 175-E2 jet had its first flight in 2019, and is engaged in a certification process to ensure compliance with regulatory requirements. We believe there are market opportunities for the 170/190 jet family and for the E2 generation, especially for airlines seeking to expand their fleet in the mid-density segment and substitute aging aircraft in the below-150 seat category. Additionally, commercial jets will have opportunities with mainline and low-cost carriers that are right sizing their fleets to adjust capacity, especially in the context of the COVID-19 pandemic, and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

Maintain the market leadership of our commercial jets up to 150 seats. Our new generation of commercial aircraft, the E2s, reinforces our commitment to maintain our market leadership in the segment of commercial jets up to 150 seats. Our commercial aircraft have state-of-the-art engines, which, combined with aerodynamically advanced wings, full fly-by-wire flight controls and improvements to other systems, increase efficiency by delivering significant reductions in fuel burn, maintenance costs, emissions and external noise.

Strengthen our position in the executive aviation market. We believe we are well positioned to grow in the small and medium cabin jet classes. We have streamlined our portfolio to feature the Phenom 100EV, an entry-level jet, the Phenom 300E, a light jet, and the Praetor 500 and Praetor 600, midsize and super-midsize jets, respectively. This renewed portfolio is industry-leading in performance, comfort and technology. We have endeavored to understand and respond to market and customer needs and to continuously improve the product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2020, the Phenom 300E was the most delivered light jet for the ninth consecutive year.

Provide complete and integrated services to the customers of our Defense and Security business unit. In our Defense and Security business unit, we offer a broad range of services covering air, land, sea, space and cyber security environments. For example, Atech, one of our wholly-owned subsidiaries, develops products and services in the area of command and control, communications, computer and intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications, and Visiona Tecnologia Espacial S.A. develops satellites and was the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (Satélite Geoestacionário de Defesa e Comunicações Estratégicas). We are constantly evaluating, developing and efficiently integrating new opportunities to meet our clients’ needs.

Continue to pursue market niche opportunities in the defense and space market. We offer products for transportation, light attack, training, intelligence, surveillance and reconnaissance. With our products, we have been able to provide enhanced capabilities through a portfolio of defense-integrated solutions, meeting the needs of a wide range of governments to address their military assignments.

Consolidate our key position with the Brazilian Ministry of Defense. We are fully committed to consolidate our position as a key partner of the Brazilian Armed Forces. We believe that our state-of-art engineering, operations capability and supply chain management knowledge will continue to address the needs of our most strategic customers, including the Brazilian Ministry of Defense (Ministério da Defesa), providing them with personalized solutions. The use by the Brazilian Armed Forces of the products in our Defense and Security business unit provides us an opportunity to market our products to other governments around the world, thereby increasing their demand.

Focus on customer satisfaction through our established and respected services and support. We believe that our focus on customer satisfaction is fundamental to our entrepreneurial success and our business strategy. Providing high quality customer service and support is a key element of our customer focus and it is critical to our ability to maintain long-term relationships with our customers and keep our products competitive in the market. As the number of our aircraft in operation continues to grow, and our business expands, we have further increased our commitment to providing our customers with an appropriate level of after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers can rely on many authorized third-party maintenance service centers around the world to comply with their maintenance needs. On December 20, 2016, we announced the creation of Embraer Services and Support. In 2017, the new business unit completed the consolidation of all services and customer processes previously allocated to each of our other business areas. Since the first quarter of 2018, we have reported the services and support business as a separate business unit in our financial statements. For additional information on our services and support network, see “—Services and Support” and “4A. History and Development of the Company—Business Development.”

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

In 2017, Embraer launched the Passion for Excellence Program with the goal of transforming Embraer into the best and most efficient aerospace and defense company in the world, creating value for our stakeholders. The transformation office, launched shortly thereafter, is a department that is responsible for the management of priority working areas and workstreams. The workstreams comprising this program are direct procurement, indirect procurement, design to value, inventory, engineering, manufacturing, services and support, support functions, zero-base budgeting, organizational design, digital transformation, industrial intelligence, culture and investment forum.

In addition, our transformation office monitors project execution and adherence to expected results, while reinforcing the “lean manufacturing” and excellence concepts which have been fundamental to our Company’s management since the launch of P3E in 2007.

P3E is a valuable component of the Passion for Excellence Program, both of which are managed by our transformation office.

Commercial Aviation Business Unit

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business unit accounted for 29.6%, 40.9% and 46.5% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Products

ERJ Jet Family

We developed the ERJ family, our 37-50-passenger twin jet-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of March 31, 2021, 346 ERJ aircraft remained in service around the world.

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

E-Jets E2Family

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three new aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 and E195-E2 entered service in April of 2018 and September of 2019, respectively.

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

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to the current generation E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, with up to 114 seats. The E195-E2, compared to the current E195, has grown by three seat rows and will accommodate up to 132 seats in a typical single class configuration or up to 144 seats in a high-density configuration.

In June 2015, two years after the launch of the program, we began to assemble the first of the E-Jets E2 family, an E190-E2, at our factory in São José dos Campos.

In November 2015, the Pratt &Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft successfully completed its first flight initiating the engine’s flight test program.

In February 2016, in a ceremony held at our plant in São José dos Campos, we presented the E190-E2, which made its first flight in May 2016. In March 2017, in a ceremony held at our plant in São José dos Campos, we presented the second model of the E2 generation. In March 2017, we announced that Azul, the largest operator of the current generation E195s in the world, would be the launch operator of the E195-E2.

On February 28, 2018, we received a Type Certificate from the National Civil Aviation Agency, the FAA and EASA for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft. It was the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major worldwide certification authorities simultaneously.

On April 4, 2018, in a ceremony held in São José dos Campos, we celebrated the delivery of the first aircraft E190-E2 aircraft to Widerøe, the largest regional airline of Scandinavia. The aircraft entered into service in the same month and performed a sold-out flight between Bergen and Tromsø in Norway.

In April 2019, the E195-E2 received simultaneous approval and was certified by the Brazilian Aviation Authority, the FAA and EASA.

On September 12, 2019, in a ceremony held at our plant in São José dos Campos, we delivered the first E195-E2, the largest of the three members of the E-Jets E2 family of commercial aircraft. The recipients were AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras S.A., or Azul, which is the global launch operator for the E195-E2.

On December 12, 2019, the Embraer E175-E2 made its inaugural flight from our facility in São José dos Campos. In August 2020, as a result of the COVID-19 pandemic, we confirmed the rescheduling for the beginning of operations of the E175-E2 jet until 2023. We believe that the E175-E2 will be timely available to start operations in the commercial aviation and adequately meet market demand for the jet. Until then, we continue to offer the market-leading E175 jet from the first generation of E-Jets, the most efficient and comfortable commercial aircraft in the market for the 76-seat category. The reduction in our workforce, as a result of the COVID-19 pandemic, has slowed down the pace of certification activities for the E175-E2 aircraft. For additional information on the impacts of COVID-19, see “Item 5. Operating and Financial Review and Prospects—5A. Operating Results—Current Conditions and Trends in our Industry—COVID-19.”

As of December 31, 2020, the E-Jets E2 have 146 orders in backlog and 29 aircraft have already been delivered to customers worldwide. Operators include airlines in various regions, such as Azul Linhas Aéreas (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Air Kiribati (Asia Pacific), Bevalia (CIS), Air Peace (Africa) and Congo Airways (Africa).

Customers

We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of March 31, 2021, our largest E-Jet customers by number of aircraft in service are SkyWest, Republic, Envoy Air, Mesa, JetBlue, KLM Cityhopper, Azul, Aeromexico, J-Air, Air France HOP and Horizon Air. In addition, as of December 31, 2020, 90% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic Airlines and Skywest. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle and AirPeace, which represent approximately 83% of our E-Jets E2 family orders.

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

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning and airline analysis. In terms of direct marketing to our customers, we rely on relationship development, social media and professional network. Due to the COVID-19 pandemic, our participation in air shows and other events has been mostly substituted by Webinars and other online forums that enhance customer awareness and brand recognition. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, Holland; Fort Lauderdale, Florida, United States; Beijing, China; and Singapore.

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

We currently face the strongest competition from the following aircraft:

•	A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	ARJ21, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;

•	SSJ100, a 103-seat regional jet produced by JSC Sukhoi Company;

•	SpaceJet (former MRJ), a 76 to 88-seat jet under development by Mitsubishi Aircraft Corporation, which had its development suspended;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, formerly produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);

•	Dash 8-400 (former Q-400) a 72-seat turboprop program from Bombardier recently acquired by Havilland Canada which belongs to Viking Air; and

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft.

We are the leading manufacturer in the market for jets up to 150 seats in the world, with 29% market share in terms of accumulated deliveries, since 2004.

The key competitive factors in the markets in which we participate include design and technological strength, aircraft operational costs, aircraft price, including financing costs, customer service and manufacturing efficiency. We believe that we will be able to compete favorably based on our aircraft performance, efficiency, low operating costs, product development experience, global customer base, market acceptance, cabin design and aircraft price. In addition, while the competitive landscape has become increasingly aggressive, deals such as the Airbus acquisition of a majority stake in Bombardier’s C-Series Program, rebranded as A220, are evidence of the opportunities in the 100-150 seats market. With the Airbus sales team marketing the A220 Program, we believe customers who would not have previously considered aircraft of this size may seek our E190/E195-E2 as a comparable alternative.

Executive Aviation Business Unit

We refer to our executive aviation business unit as our “Executive Aviation business.” Our current portfolio of executive jets comprises the entry-level Phenom 100 EV, the light Phenom 300E the midsize Praetor 500 and the super-midsize Praetor 600.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, high-net-worth individuals and to flight academies, both independent as well as those belonging to airlines and armed forces. Our Executive Aviation business unit accounted for 28.4%, 25.6% and 21.8% of our total revenue for the years ended December 31, 2020, 2019 and 2018, respectively. On December 31, 2020, our firm orders in backlog for our executive jets totaled US$1.2 billion as compared to US$1.4 billion on December 31, 2019.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the Brazilian Aviation Authority and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to ten people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the Brazilian Aviation Authority and FAA certification and entered service one year after the Phenom 100. By the end of 2020, the Phenom 100 fleet comprised more than 370 aircraft distributed in over 28 countries and the Phenom 300 fleet comprised over 580 jets distributed in more than 30 countries. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively. In 2020, we introduced the new Phenom 300E, featuring enhancements in performance, comfort and on-board technology. The new Phenom 300E is currently the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics suite. These features include predictive windshear and a runway overrun awareness and alerting system, which are our exclusive intellectual property and the first technology of its kind to be developed and certified in business aviation. The model was already granted its certification by the Brazilian Aviation Authority, EASA and the FAA.

In August 2020, we announced the Phenom 300MED, an unique medical evacuation (MEDEVAC) transportation solution suitable to Phenom 300 model series, which is also available for retrofit, through a partnership with the companies umlaut and Aerolite AG (Aerolite). Embraer and umlaut are jointly developing and certifying a new supplemental type certificate (STC) utilizing Aerolite equipment. Designed as an ideal solution for both civil and government applications, the MEDEVAC solution will be installed exclusively by Embraer’s award-winning Services and Support organization, ensuring the highest quality, reliability, and service experience, direct from the manufacturer.

In November 2020, Embraer and Porsche announced that they have collaborated to create a limited-edition, limited-quantity Embraer Phenom 300E aircraft and Porsche 911 Turbo S-car pairing called Duet. Embraer and Porsche will produce just ten pairs of business jets and sports cars, providing a truly seamless experience from road to sky, for the first time in history. Duet fuses speed and style, luxury and power, which are features of both the Phenom 300E and Porsche 911 Turbo S, resulting in a uniquely designed jet and car, both featuring a customized interior with similar design and paint scheme details inspired one by another.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by the Brazilian Aviation Authority in December 2008 and by the FAA in January 2009 and entered service in the first half of 2009. By the end of 2018, the Lineage 1000 fleet comprised more than 25 units distributed in more than10 countries. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, enhancing the customer experience by extending its range capability and offering new interior amenities. In 2019, we successfully implemented the sunset strategy of the Lineage 1000E.

In April 2008, we formally launched two new programs in the medium cabin category, the medium cabin Legacy 450 jet, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the medium cabin Legacy 500 jet, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 450/500 medium cabin jets were positioned in our executive jets portfolio between the Phenom 300E and the Legacy 650. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range in 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the best-in-class 5,800-foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. By the end of 2020, the Legacy 450/500 fleet was composed of more than 145 units distributed in 16 countries. Both the Legacy 450 and 500 had their final deliveries to customers in 2020.

In October 2009, we introduced the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received the Brazilian Aviation Authority and FAA certification in October 2010 and February 2011, respectively, and entered service in November 2010. The latest evolution of the aircraft that started our Executive Aviation business unit is the Legacy 650E, which introduces auto-throttle and interior enhancements, in addition to a ten-year warranty, which set a new industry standard for performance and reliability. By the end of 2020, the fleet of Legacy 600 and Legacy 650 comprised more than 300 jets in service in over 45 countries. In 2019, we successfully implemented the Legacy 650 series sunset strategy.

In October 2018, we launched the new Praetor 500 and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor 600 is expected to be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 600 was certified and entered service in June of 2019 and in December of 2019, respectively. The Praetor 500 is the successor of the Legacy 450 in the midsize class as the Praetor 600 is for the Legacy 500 in the super midsize class. In 2020, we announced a series of breakthrough cabin enhancements for the Praetor 500 and Praetor 600. In addition to the lowest cabin internal atmospheric pressure in the class (equivalent to an altitude of 5,800 feet) and 100% fresh air capability, Embraer is now offering the HEPA filter as a standard feature on all Praetor aircraft and announced the certification of a new electric lavatory pocket door. In 2020, we announced the completion of the first European conversion of a Legacy 450 to a Praetor 500. The conversion was performed at the Embraer Executive Aviation Service Center at Le Bourget International Airport, in Paris, France.

Competition

Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Bombardier, Honda and Pilatus. In the medium cabin category, the Praetor 600 compete with Textron, Bombardier, Dassault and Gulfstream aircraft, while the Praetor 500 compete largely with aircraft produced by Bombardier and Textron.

Continuing Internationalization

In October 2014, we announced the opening of our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our campus at Melbourne International Airport. The new complex consists of four new buildings: a delivery center, an assembly hangar, a paint facility and a flight preparation facility, which are operational, as well as a new dedicated delivery center that began operations in the first half of 2018. As of December 31, 2020, our Melbourne campus had a constructed area of approximately 352,000 square feet.

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

As of December 31, 2020, we had sold more than 1,360 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our Defense and Security business unit accounted for 17.3%, 10.5% and 9.1% of our total revenue for the years ended December 31, 2020, 2019 and 2018 respectively.

Products

Military Transport – C-390 Millennium

Our new multi-mission aircraft C-390 Millennium maintained its features for civilian use (as certified by ANAC) and military use (as certified by the Department of Aeronautical Science and Technology – DCTA, and the Industrial Development and Coordination Institute – IFI) after its rebranding in 2019.

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

In 2017, the C-390 Millennium completed a key milestone, when Embraer demonstrated its Initial Operating Certificate, or IOC, to the Brazilian Air Force. After making its debut at the Paris Airshow in France, the aircraft subsequently carried out demonstrations in several countries and covered an additional 90,000 km. The aircraft confirmed a high level of capability, achieving 100% availability during all flights in this period.

In the fourth quarter of 2018, the C-390 Millennium reached another important milestone when it obtained a Type Certificate from ANAC. This certificate evidences that the project meets the highest standards of quality, which are the same as those used by the international air transport association.

In 2019, Embraer delivered the first two KC-390 Millennium multi-mission transport aircraft (the “K” denotes that these C-390 aircraft will also have aerial refueling capabilities) to the Brazilian Air Force. The aircraft were engaged by the Brazilian Air Force in the pilots and maintenance training program. In addition, the tests campaign focused on military functionalities which have significantly evolved, highlighting the successful test accomplishment of air-to-air refueling and heavy-loads airdrop. By the end of 2019, the test campaign accumulated 2,500 flight hours. In addition, the Portuguese government signed the first export contract of KC-390 Millennium aircraft, including the acquisition of five aircraft and one flight simulator, together with a 12-year contract of services to support the fleet. The first delivery is planned for 2023, and the aircraft will be used for military transport.

In 2020, Embraer delivered the third and fourth KC-390 Millennium multi-mission transport aircraft to Brazilian Air Force. Since the beginning of the COVID-19 pandemic, Brazilian Air Force has operated the KC-390 in logistics transport operations, carrying essential supplies to combat the pandemic in Brazil. The development of the version of the KC-390 Millennium for Portugal also showed significant progress, with the Critical Project Review being successfully carried out in October, 2020. Additionally, an export contract for the KC-390 Millennium was signed in November 2020 with the Hungarian government for the acquisition of two aircraft in its KC-390 Millennium version, with the capacity to carry out in-flight refueling missions.

Light Attack and Training – Super Tucano

The Super Tucano is an aircraft equipped for counter-insurgency scenarios, containing integrated sensors, datalink, cockpit protection and multiple weapons configurations. We believe that Super Tucano is the market benchmark in its class, as it combines a rugged and reliable turboprop platform with a delivery system of high-precision weapons. It is the only combat-proven light attack aircraft currently under production. The Super Tucano is also a full-fledged advanced trainer due to its handling features, low operational cost and state-of-the-art avionics systems.

In 2017, we sold six Super Tucano aircraft, which were delivered in 2018 to be used for tactical and advanced training as well as light attack missions. Still in 2017, we entered into an agreement with Mali’s Air Force to adjust the scope from six to four Super Tucano aircraft, after which four aircraft were delivered in 2016. During 2017, we sold six Super Tucano aircraft to the Philippine Air Force. The Super Tucano was selected as part of the Philippine Air Force’s modernization plan following a public bidding process involving other manufacturers. The aircraft were delivered in 2020.

In 2019, we sold nine A-29 Super Tucano aircraft. The deliveries are expected to take place by the end of 2021. In 2020, we delivered Super Tucano four aircraft. Additionally, in the same year, an integrated solution was delivered to an undisclosed customer compound of two Super Tucano aircraft, three SABER M60 Radar Units and three SENTIR M20 Radar units.

Furthermore, jointly with Sierra Nevada Corporation (SNC), we have been acting as a subcontractor in the United States Air Force’s Light Air Support (LAS), the United State Air Force’s Light Attack Aircraft (LAA) and the Nigerian Air Force (NAF) programs. In the context of the LAS program, three A-29 Super Tucano aircraft were delivered to SNC, and six additional aircraft were purchased during 2017, which deliveries were made in 2018 and 2019. In 2018, in the context of the NAF Program, we were awarded a contract for twelve A-29 Super Tucano aircraft that are expected to be delivered by the end of 2021. In 2020, we delivered six of these twelve aircraft to SNC. In early 2020, in the context of the LAA program, we were awarded a contract for two A-29 aircraft for use by the Air Force Special Operations Command (AFSOC). The contract was later amended to procure a total of three aircraft. The aircraft will be delivered to SNC in 2021.

Fighter – F-X2 Project

In July 2014, Embraer Defense and Security and Saab AB (Saab) entered into a memorandum of understanding to collaborate in a joint management program for the F-X2 Project, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, as well as undertook an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and the two sear version of the state of the art Gripen NG aircraft for the Brazilian Air Force.

In December 2017, a team of more than 120 Embraer engineers and technicians were in Sweden to conduct initial training in maintenance and development work for the Gripen NG. All the technology developed by the joint team will be transferred to Brazil later. A dedicated engineering development center for this program, the Gripen Design Development Network, or the GDDN, was inaugurated at Embraer’s industrial plant in Gavião Peixoto in the State of São Paulo to support the Brazilian Air Force Program. In June 2017, the first Gripen E prototype flight took place in Sweden.

In October 2018, at Vidsel Test Range in the north of Sweden, the Gripen E fighter successfully completed the first tests to verify the ability to release and launch external payloads. The tests conducted by the first test aircraft consisted of discharging an external fuel tank and firing an IRIS-T air-to-air missile.

In August 2019, the Brazilian Fighter Gripen E Fighter achieved its first flight, being introduced to the Brazilian Air Force in September of the same year. The flight test campaign started at Saab and, in 2020, will continue at Embraer in Brazil. The prototype used for the first flight included software features developed by Embraer’s engineers. The first Gripen development simulator (S-RIG) was completed in November 2019 at the Embraer facility in Gavião Peixoto.

In 2020, we received the first Brazilian Gripen E at our plant in Gavião Peixoto, marking the beginning of the test program in Brazil at the Gripen Flight Test Center (GFTC) operations center at our Gavião Peixoto plant located in the state of São Paulo, Brazil, fully integrated with Saab in Sweden.

Special Transport Aircraft

We have two ongoing programs under an agreement to develop special transport aircraft. The first special mission program is I-X, entered into between Embraer and the Brazilian Air Force. The agreement started in 2014 with the sale of six Legacy 500 aircraft adapted to flight inspection missions. Due to budgetary constraints of the Brazilian government at the end of 2017, the scope had to be adjusted from six to four aircraft. In 2019, the last aircraft of four Legacy 500 units was delivered to the Special Flight Inspection Group (GEIV).

The second program started at the end of 2018 with the sale of two Phenom 100 aircraft. All deliveries were concluded in 2019.

Modernization Programs

We offer military aircraft modernization services and currently have four ongoing programs under contract, of which three are with the Brazilian Air Force and one with the Brazilian Navy. The first program, known as F-5BR, is focused on performing structural and electronics upgrades for F-5 fighter jets. In 2012, we concluded the modernization and delivery of 46 F-5 jets to the Brazilian Air Force. In 2011, a contract to modernize one additional batch of 11 F-5 fighter jets was signed. During 2015, the scope of this contract was reduced from 11 to three aircraft. In 2019, two aircraft were delivered. In 2020, we delivered the last modernized F-5M aircraft to the Brazilian Air Force. In total, 49 aircraft were modernized in this program, with the first units delivered in 2005.

The second program, known as the A-1M modernization program, focuses on modernizing the AM-X aircraft, which is an aircraft developed and sold by Embraer to the Brazilian Air Force approximately 20 years ago and became technologically outdated overtime. From 2013 to 2014, Defense and Security delivered three A-1M fighter jets to the Brazilian Air Force. Due to Brazilian government budget constraints, the scope was adjusted from 43 to 14 aircraft at the end of 2016. We delivered two of such aircraft in 2019 and three aircraft in 2020.

The third program relates to the upgrade of A-4 Skyhawk fighter jets (AF-1 Brazilian Navy Designation), aimed at incorporating new technology, including new avionics, radar, power generation and independent oxygen generating systems. In 2019, the scope was adjusted from 12 to 7 aircraft. By 2020, five modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy.

The fourth program entered into between Embraer and the Brazilian Air Force relates to the modernization of five E-99M Early Warning and Control aircraft. This related agreement also provides for six mission planning and analysis stations, which will be employed for training and crew improvement. In 2019, Embraer performed the first flight of these modernized aircraft. In 2020, the first two units were delivered to the Brazilian Air Force.

Radars Programs

In 2019, Embraer delivered a modernized SABER M60 Radar unit. The radar will be used as a tactical defense system. During the period, the contract for the acquisition of fourteen SABER M60 Radar mockups was signed between Embraer and the Brazilian Army. The mockups will be used for training and were delivered along 2019 and 2020. Furthermore in 2019, Embraer sold five anti-aircraft operations centers (Centro de Operações de Artilharia Antiaéreas – COAAe) to the Brazilian Army. The operations centers will be used for land surveillance and were delivered in 2020.

In 2020, Embraer signed a contract with the Brazilian Army for the acquisition of two radars SABER M60 radars. The deliveries are expected by second quarter of 2022.

Principal Defense and Security Subsidiaries and Joint Ventures

Savis Tecnologia e Sistemas S.A.

Savis Tecnologia e Sistemas S.A., or Savis, our affiliate, is an engineering company dedicated to system integration, and specializes in the development, integration, project management, implementation and life cycle support of border protection projects and of strategic defense structures. Savis is the lead system integrator for the Brazilian Army’s Integrated Border Monitoring System (SISFRON) program; we believe it is one of the largest ongoing border surveillance projects in the world.

The implementation of SISFRON during 2020 comprised the delivery of relevant incremental capacity to the project. All different solutions and technologies have been tested and validated by the Brazilian Army in operational scenarios, enabling its follow-on application and continued development in the next phases of the program. We expect that the pilot phase will be concluded by 2022.

In 2019, Savis and the Brazilian Army amended the SISFRON agreement to add price escalation clauses, among other provisions. Additionally, in 2019 the Brazilian Army compensated us for currency conversion losses according to the terms of the SISFRON agreement.

In December 2019, Savis received a request for a proposal related to phase 2 of the SISFRON Program. Continuing the implementation of the SISFRON project, in 2020, Savis delivered important additional capabilities to the Brazilian Army, reaching 84% of the Pilot Phase already implemented and in operation by the Land Force.

Atech

Atech is a Brazilian company, wholly owned by us since 2013, focused on complex systems for critical missions, developing products and services in the area of command and control, communications, computer and intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications. Atech has worked in many Brazilian government strategic projects, including a nuclear-electric generation laboratory program (LABGENE), which aims to develop a protection and control system for the nuclear reactor and the Brazilian air defense systems. Atech is also responsible for the development, implementation and modernization of the Brazilian air traffic control centers.

In 2018, Atech advanced on several fronts, such as contracting with main suppliers for the LABGENE, receiving and accomplishing several tests of acceptance for the control and monitoring of sub-systems, as well as the inauguration of the first replica of the control room. In the area of air traffic control in Brazil, Atech completed the upgrade of the aeronautical messaging system (AMHS) and the implementation of the platform for evaluation and simulation of the new aeronautical communications network (ATN-BR). In the defense market, it also successfully concluded tests for the acceptance of the first fixed center for air traffic control and surveillance in a North African country, as well as the delivery of the first mobile air and ground surveillance centers. In the naval helicopter for the Brazilian Navy (H-XBR) program, the final certification of the tactical naval data management system was obtained, concluding the program’s development phase with the delivery of two complete sets with the embedded console tactical and mission computers.

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

In 2020, Atech completed in the LABGENE program the acceptance tests of some systems and instruments and also completed the engineering phase of its main safety systems. In the air traffic control, Atech delivered the modernization of CINDACTA I and completed the development and testing of the “Flight Plan Centralization” project in Brazil. In the defense market, the first E-99M aircraft was delivered to the Brazilian Air Force with modernized mission systems. In the Gripen E program, the transfer of technology to Atech related to mission trainer system in Sweden was initiated. Atech also signed important contracts, including the contracts for the Tamandaré Class Frigates, already starting the development of the program, and a contract for support and maintenance of air traffic systems with the Brazilian Air Force.

Visiona Tecnologia Espacial S.A.

Embraer and Telecomunicações Brasileiras S.A., or Telebras, formed Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%. Through this agreement between Embraer and Telebras, Visiona became the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), with responsibility for the system integration.

In December 2016, after a successful phase of environmental and functional tests, Visiona delivered the SGDC satellite to be operated by Telebras and the Brazilian Ministry of Defense. The ground system’s test and validation was also concluded in December 2016.

In 2017, the SGDC X-Band services (6 GHz to 8.5 GHz), which is used for strategic defense communication was launched successfully, and Telebras took over its control. Visiona has also entered into an agreement to support Telebras in its satellite operations.

In 2018, Visiona launched the VCUB nano-satellite program, the first satellite designed by a company in the Brazilian industry, and entered into partnerships with INPE, SENAI-SC/EMBRAPII, Government of Santa Catarina, Centro Nacional de Monitoramento e Alertas de Desastres Naturais (CEMADEN) and the Brazilian Agricultural Research Corporation (EMBRAPA) for technological development and evaluation of the products generated by satellite.

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

In 2020, Visiona successfully completed the Critical Design Review of the nanosatellite VCUB-1, which marked the beginning of the integration and testing phase of the artifact. The company also signed several agreements for testing and evaluating VCUB products, for the development of application technologies. In relation to the SGDC project, the last stage of the main contract was delivered, with remaining contracts to support the satellite operations. Finally, Visiona completed its first aerial survey project with a high penetration radar sensor, for mapping and inspection applications in dense forest environments, such as the Amazon.

Competition

Our military aircraft faces competition from various manufacturers in different countries in each market segment. The Super Tucano competes in the light attack market with the Textron AT-6 (United States), L3 AT-802L Longsword (United States), Textron Scorpion (United States), Leonardo M-345 (Italy), Aero Vodochody L-159 (Czech Republic), among others. In the flight training market, it competes with the Pilatus PC-21 (Switzerland), Textron T-6A/B (United States), Aero Vodochody L-39NG (Czech Republic), among others.

In the military transportation segment, the C-390 Millennium operates in the medium airlift segment in the class of 20 tons. Accordingly, its main competitor is the Lockheed Martin C-130J (United States). Due to the multi-mission design of the C-390 Millennium, including medical evacuation, search and rescue, firefighting, air-to-air refueling, transport of troops and aerial resupply, we expect specific competition with the Airbus A400M and Kawasaki C-2 with respect to air-to-air refueling missions, Airbus C-295 with respect to search and rescue missions, Leonardo C-27J with respect to passenger aircraft convertible into troop transportation aircraft, Ilyushin IL-76 with respect to firefighting aircraft, as well as C-130J, which is our biggest competitor in all of these categories.

In the VIP transportation segment, which comprises the aircraft that will be used by government officials and authorities, our business jets face competition from the main manufacturers of business jets, such as Bombardier (Canada), Gulfstream (United States), Textron (United States) and Dassault (France).

Services and Support Business Unit

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business unit, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,270 Embraer commercial aircraft and over 1,460 Embraer executive jets, as well as more than 620 defense aircraft, in operation. During 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business units to identify synergies and quantify our expertise in our Commercial Aviation, Executive Aviation and Defense and Security business units regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business unit as a separate segment in our financial statements. For further information, see Note 38.4 to our consolidated financial statements as of and for the year ended December 31, 2020. Our Services and Support business unit accounted for 24.4%, 22.8% and 22.3% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively.

Commercial Aviation Industry

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

We have a worldwide presence, with five regional units strategically positioned around the globe in order to provide us with greater agility in understanding the needs and desires of our customers and respecting the cultural diversity of the different regions where our customers are based. Our regional units are located as follows:

•	Fort Lauderdale, Florida, United States, which supports our customers in North America;

•	Amsterdam, Netherlands, and Paris, France, which supports our customers in Europe, Africa, the Middle East and Central Asia;

•	Singapore, which supports our customers in the Asia Pacific region;

•	Beijing, China, which supports our customers in China; and

•	São José dos Campos, Brazil, which supports our customers in Latin America.

All units mentioned above have the following infrastructure:

•	a spare parts distribution center;

•	technical and material field support teams with field engineers and customer account managers;

•	warranty and repair administration offices; and

•	services sales managers.

In São José dos Campos, we also offer the following services:

•	Customer Care Center, providing an integrated solution of technical and spare parts support available 24 hours a day, seven days a week;

•	spare parts planning and material engineering;

•	technical support;

•	flight operations support;

•	maintenance support engineering;

•	maintenance Repair and Overhaul, or MRO, network management strategy and policy;

•	business development support;

•	technical publications development; and

•	technical services, such as: maintenance training, Digital Solutions, engineering services, pilot services and aircraft modifications.

Beyond parts fulfillment and simple rental plans, we also provide innovative programs for material planning, logistics, and acquisitions, such as our:

•	Flight-Hour Pool Program;

•	Parts Consignment Program;

•	Embraer Collaborative Inventory Plan;

•	Embraer Parts Exchange Program; and

•	Customer Stock Optimization.

We own a full flight simulator, which is operated by the Embraer Training Center in Johannesburg, South Africa, and supports our fleet growth in the African market.

We own and operate MRO facilities in Nashville, La Vergne, and Macon, United States, where we have Embraer Aircraft Maintenance Services, a dedicated service center for commercial aviation, and through Indústria Aeronáutica de Portugal S.A, or OGMA, in Alverca, Portugal and Embraer Service Center in Gavião Peixoto, state of São Paulo, Brazil, we offer dedicated maintenance services to both commercial and defense customers.

The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2020, these centers are:

•	STAECO, in Jinan, China;

•	HNA Technik, in Tianjin, China;

•	SIA Engineering Company, in Singapore;

•	Jet Aviation, in Singapore;

•	Austral, in Argentina;

•	LOT AMS, in the Netherlands;

•	TAP, in Rio de Janeiro;

•	Lanseria, in South Africa;

•	Kenya Airways, in Kenya;

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

Executive Aviation Industry

Our executive jets customer fleet has expanded globally and has a strong presence in major markets. We expect to continue enhancing customer services and support offered to our Executive Aviation business unit. Between 2008 and 2010, we added seven wholly owned service centers to support our executive and defense aircraft in Fort Lauderdale, Florida, United States: Melbourne, Florida, United States; Mesa, Arizona, United States; Bradley, Connecticut, United States; Le Bourget, France; Gavião Peixoto and Sorocaba, São Paulo, Brazil. At the end of 2020, we had six service centers to support our executive and defense jets fleet; including OGMA in Lisbon, Portugal, and 63 authorized service centers around the world. In addition, in order to ensure customer satisfaction, we implemented a new spare parts system and planning policy to generate synergies among business units. Our new planning policy will further enhance stock optimization and service levels, offering customers an availability around 92% for our spare parts items.

We have further developed our customer services and support structure to enhance our customers’ satisfaction in operating our Executive Aviation business unit. To measure our customers’ satisfaction, we implemented the Journey to Wow project, which is a marketing tool to measure customer satisfaction based on the customer’s experience. The score under this project allows us to be more responsive on developing initiatives based on customers feedback and well as predict their needs. Our Customer Support Contact Center has a team of specialists dedicated to support all Embraer Executive Aviation and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center operates 24 hours a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to final completion, by quickly and efficiently applying appropriate resources to critical needs, assuring that customers have expert assistance anywhere in the world.

Since 2014, our product support has been top-ranked in industry surveys. In 2016, for the first time we were number one in both the AIN and Pro Pilot Product Support Surveys. In 2017, AIN ranked us first for product support. In 2018, we were ranked number one in the Pro Pilot Product Support Survey and number two in AIN’s Product Support Survey. In 2020, we were top ranked in Pro Pilot’s Product Support Survey 2020, in all categories of the survey. In AIN’s Product Support Survey Embraer was ranked three for overall results and top ranked in the older aircraft (over ten years) support among executive jets customers. The positive customer responses evidenced by these surveys demonstrate our efforts in providing excellent customer services and support which are consistent with our business strategy and demonstrate Embraer’s commitment in this regard.

In 2019, our four service centers in the United States received for the ninth time the FAA Diamond award, a certificate of excellence related to maintenance technician training. In 2020, all of our services centers in the United States received the FAA Diamond Award for the tenth time.

In 2020, we added two new authorized service centers in Europe and concluded 11 conversions from Legacy 450 to Praetor 500 in our wholly-owned service centers in the United States and Le Bourget, France.

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

In 2019, as a result of our sales efforts, we entered into new service support agreements in Latin America, Europe, Africa and Asia to support our Defense and Security customers, thus improving the quality of service in order to meet our customers’ operational requirements. In 2020, the 8th A1-M modernized aircraft was delivered to the Brazilian Air Force. Also, six M60 radars were delivered to the Brazilian Army.

We also entered into a major contract to provide spare parts for the Brazilian Air Force support its fleet of T-27, EMB110 – Bandeirantes and EMB120 – Brasilia aircraft and also with significant material sales for Sierra Nevada and North American Customers. We have also improved the services and support associated with radars for Brazilian customers and entered into a support service agreement with the Brazilian Army.

We strive to deliver training to KC-390 Maintenance for the Brazilian Air Force and continued to meet milestones of the contracted training devices and learning systems such as the Delivery of Lebanon Air Force CBT to SNC and Phase 1 delivery of Nigerian Air Force CBT to SNC.

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

Additionally, as of the date of this annual report, OGMA is developing the Supplementary Type Certificate (STCs) to integrate additional functionalities and certify the C-390 Millennium according to NATO requirements in the scope of the agreement entered into with the Portuguese Air Force (FAP) for five KC-390s. Pursuant to the terms of subcontracting agreement we have with OGMA, OGMA is also responsible to perform the maintenance activities related to the delivery of the KC-390 Millennium aircraft to the FAP from March 2023 until March 2027.

In 2020, OGMA entered into 12 new contracts to provide MRO services to defense and security and commercial aviation segments, and repair of maintenance components, such as those related to hydraulic, pneumatic, fuel, electrical and avionics systems.

Also, in November 2020, OGMA became a new authorized maintenance center for Pratt & Whitney engines, as a result of a project developed by OGMA, with the support of Embraer, over the prior 12 months, allowing the expansion of its scope of services in the area of engine maintenance, and marking the entry of Pratt & Whitney maintenance, repair and overhaul in Portugal.

Other Related Business Unit

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, a Lockheed Martin Company, for its production of helicopters. We also manufacture general aviation propeller aircraft, also known as light aircraft, such as crop dusters. Our Other Related business unit accounted for 0.3%, 0.2% and 0.3% of our revenue for the years ended December 31, 2020, 2019 and 2018 respectively.

We provide Sikorsky Corporation with the development and manufacture of landing gear, fuel systems and fuel tanks for the S-92 and H-92 Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. These contracts were renewed in 2015 and are under renewal negotiation after their expiration in December, 2020.

We also have Ipanema in our Other Related business unit pipeline, which is a crop duster aircraft developed pursuant to the specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. As of December 31, 2020, we have delivered a total of 1,444 of these aircraft, including 22 in 2020.

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

In 2020, despite the COVID-19 pandemic scenario, which had an adverse impact on the aviation industry, Embraer Netherlands successfully sold and delivered two aircraft, for a total amount of US$6.5 million as compared to 13 aircraft sold in 2019, for a total amount of US$34.4 million, and 32 aircraft sold in 2018, for a total amount of US$72.4 million. Since ECC was established in 2002 through December 31, 2020, this business unit handled 263 aircraft, of which two are available or under sale negotiations.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets in the 37 to 50 seat category.

Markets

The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31, (1)
	2020	2019	2018	2017	2016
	(in US$ millions)
Commercial Aviation
North America	858.4	1,399.8	1,449.4	1,795.5	2,157.3
Latin America (except Brazil)	0.4	17.0	11.9	0.5	63.9
Asia Pacific	4.8	256.9	324.1	670.3	581.6
Brazil	3.0	0.7	0.2	0.9	(6.9)
Europe	215.4	508.2	519.1	200.1	105.1
Others	32.4	51.8	53.6	104.1	15.9

Total	1,114.4	2,234.4	2,358.3	2,771.4	2,916.9

Executive Aviation
North America	1,054.4	1,181.6	936.7	1,006.8	1,147.7
Latin America (except Brazil)	—	21.6	22.5	0.6	102.3
Asia Pacific	—	20.3	1.6	94.1	98.4
Brazil	—	54.7	16.1	17.1	46.7
Europe	17. 1	118.8	127.4	161.7	158.1
Others	—	—	—	—	0.1

Total	1,071.5	1,397.0	1,104.3	1,280.3	1,553.3

Defense and Security
North America	108.8	66.5	66.6	93.3	166.4
Latin America (except Brazil)	49.2	2.7	66.0	5.4	(0.7)
Asia Pacific	81.6	1.8	1.0	13.7	22.2
Brazil	297.6	431.8	259.5	587.1	479.6
Europe	108.4	39.0	56.7	133.5	99.3
Others	8.3	34.5	10.3	20.7	58.7

Total	653.9	576.3	460.1	853.7	825.5

Services and Support
North America	509.7	697.0	501.3	421.00	416.6
Latin America (except Brazil)	26.4	35.1	50.1	45.1	45.2
Asia Pacific	75.2	98.0	105.1	81.4	85.0
Brazil	72.3	107.6	156.1	133.3	140.6
Europe	203.1	257.7	262.9	196.3	156.0
Others	33.3	50.3	57.3	45.1	38.8

Total	920.0	1,245.7	1,132.8	922.2	882.2

Other Related businesses
North America	1.2	0.7	5.0	21.3	22.7
Brazil	10.1	8.5	10.6	10.5	3.3
Europe	—	—	—	—	—

Total	11.3	9.2	15.6	31.8	26.0

(1)

Operating segment data included in table above for years ended December 31, 2019 and 2018 have been recasted to present operations held at the subsidiary OGMA - Indústria Aeronáutica de Portugal S.A., previously reported and divided among Defense and Security and Services and Support business units, started to be exclusively reported as results of Service & Support operating segment. See Note 38 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. Approximately 75.0% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense and Security business units consist of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense and Security business units. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.

In our Commercial Aviation, Executive Aviation and Defense and Security business units, we rely on risk-sharing partners to supply vital components of our aircraft. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial competitiveness. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

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

Commercial Aviation Business Unit

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

When the E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 29% market share of the deliveries in the up to 150 seats jet segment from 2005 to 2020. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

The E-Jets E2 project is an important example of our commitment to keep our market leadership in the segment. The state-of-the-art technology applied to the engines, wings, and avionics make the E2 family a highly efficient tool for airlines. The E2 represents a new level of aerodynamic efficiency, as applied to the wing with one of the highest aspect ratios of the industry and advanced wing shape. The E2 also has improved systems and avionics, including fourth generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). All of these improvements will result in double-digit reductions of fuel burn, emissions, noise and maintenance costs. Cockpit commonality with the current generation of E-Jets is a key driver in the design of the E-Jets E2, in order to enable a smooth transition for the E-Jets pilots. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays and advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, will provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck. E-Jets E2 has the additional objective of increasing revenue opportunities, as the family is designed to provide better aircraft availability and to increase ancillary revenue for operators.

Known for its comfortable and roomy cabins, with no middle seats, the E-Jets passenger experience is further enhanced in the E2 generation. The U.K. design firm Priestmangoode was contracted to develop the aircraft cabin jointly with Embraer. The interiors will establish a new benchmark in cabin design, improve the passenger experience, and deliver a more comfortable and improved environment tailored to passengers’ needs, while maximizing airlines’ operational efficiency.

Other suppliers and partners for the E-Jets E2 include: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Rockwell Collins (horizontal stabilizer control system), UTC Aerospace Systems (wheels, brakes, APU, electrical system), Intertechnique (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), Triumph (fuselage segments, rudder and elevators) and Aernnova Aerospace (vertical and horizontal stabilizers).

Meggitt Polymers & Composites will design and produce a redone high-performance assembly for in-flight connectivity, while we selected KID-Systeme to provide the SKYfi Club, a wireless streaming onboard platform.

Executive Aviation

The risk-sharing partners for the Phenom 100EV and Phenom 300I jets are Pratt & Whitney Canada, the engines supplier, Garmin, the avionics systems supplier, and for the Phenom 100EV Eaton Corporation, the hydraulic systems supplier. The main risk-sharing partners for the Praetor 500 and Praetor 600 jets are Honeywell, which is the engines supplier, and Rockwell Collins, the avionics systems supplier.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate aircraft design, manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or the Brazilian Aviation Authority, a special organization with the status of a regulatory agency related to the Ministry of Infrastructure of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency and validated by the FAA and/or the EASA, some authorities, including those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification by the foreign authorities.

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

Environmental, Sustainability and Governance (ESG) Practices

Sustainability

Sustainability, in its environmental, social and financial dimensions, has been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. This includes two decades of positive social impact produced by Instituto Embraer, which manages our social projects. Nonetheless, we are aware of the responsibility of the private sector of going beyond and we will establish new environmental, social and governance, or ESG, commitments and targets for the next years.

ESG principles bring to our day-to-day routine the understanding of the need to generate profit, bearing in mind social and environmental responsibility and best governance practices. Sustainability is key for the continuity of any business and we are committed to align our economic targets to social and environmental performance. In light of the new global ESG requirements, we have been preparing our next steps to face the challenges of fighting climate change and increasing our diversity, inclusion and equity. These priorities add to our commitment to business ethics and absolute focus on the safety of our products, which are key pillars in our sector. Our new portfolio of products and services is significantly competitive and aligned with a new structure that is more agile, efficient and focused on sustainable growth.

Environmental Performance

Our environmental and occupational health and safety policy sets forth our main corporate guidelines for the management of ecoefficiency, supply chain, development of products and climate change, as well as compliance with laws and regulations. Moreover, the implementation of projects to reduce the consumption of resources and greenhouse gas emissions materialize our commitment to the environment, reducing environmental impacts and risks. Since 2002, we have maintained our ISO 14001 certificate, evidencing our compliance and continuous process improvement.

One of the most important environmental issues today is the reduction of carbon emission. We are proactively working towards this purpose in our products and services. In the E-Jets E2 family, we optimized our aerodynamics and systems, allowing a 5% reduction in aircraft fuel consumption. We also have used solutions that are unprecedented in the market, including the use of the fly-by-wire system to reduce flight critical loads, allowing decreases in aircraft weight and other aerodynamic clean-ups. As a result of this extensive work, the E190-E2 decreased fuel consumption and emissions by 17% compared to the first-generation aircraft.

Sustainable aviation fuel, or SAF, is also an important manner to reduce carbon emissions. We are directly involved in a number of initiatives and partnerships related to research and development in the SAF chain in Brazil and in the world, including the SAF User Group, or SAFUG, the Commercial Aviation Alternative Fuels Initiative, or CAAFI, and the BioValue Brazilian consortium, in partnership with the BECOOL European consortium, under the Horizon 2020 program of the European Commission, which is developing biomass and new technologies related to advanced sustainable fuels, including aviation fuels. In addition to these actions, in strategic partnerships with other players, we conducted technical studies to identify the direct and indirect impact of the production of SAF in Brazil.

Environmental performance is also taken into account at Embraer X, an organization focused on the development of disruptive businesses that is exploring new opportunities related to urban transportation. The concept of an electric vertical take-off and landing, or eVTOL, aircraft was launched in 2018, representing a solution focused on safety, passenger experience and affordability, with lower impact in terms of emissions and noise.

Furthermore, our program for the integrated development of environmentally sustainable products (Desenvolvimento Integrado de Produtos Ambientalmente Sustentáveis – DIPAS), coordinated by our engineering department, is leading our actions related to design for the environment, or DfE, and monitoring of materials and substances whose use in aircraft is restricted or nearly-restricted, pursuant to the applicable world environmental regulations.

This initiative comprises studies related to the life cycle of products and promotes the development of technological alternatives for the replacement of restricted or nearly-restricted materials and substances.

There is also a significant interaction with our departments responsible for the creation of technologies to: (i) increase efficiency in the consumption of fuel, which reduces carbon emissions per passenger/km; (ii) decrease noise; (iii) decrease maintenance costs; (iv) increase operating efficiency; and (v) improve pilot and passenger comfort.

Social Performance

We continuously invest in personnel and education, constantly seeking competitiveness and innovation. We make sure that our employees have adequate work conditions, professional development plans, quality of life and wellbeing. Accordingly, we offer an attractive compensation compared to market standards, and social and labor benefits. We also maintain social and environmental programs and projects that value education, culture, leisure and health. For us, promoting social inclusion is key to building a fairer and more sustainable society.

Workforce and Diversity

As of December 31, 2020, we had 15,658 employees, of whom 13,197 were located in Brazil and 2,461 were located abroad. The employees of our subsidiaries and affiliates totaled 2,467 professionals.

We constantly seek to build diverse teams that represent and value the history and singularities of all individuals. In 2020, a number of professionals met and created EMBRACE, an internal program which main purpose is discussing diversity, inclusion and equity, forming affinity and welcoming groups focused on women, ethnic groups, LGBT and disabled people.

Currently, we have special educational programs and projects that encompass young talents and support professionals during post-employment, at all times focused on the different moments of the careers of these individuals. Our recruiting and training programs include (i) the Embraer Trainee Program, with the purpose of recruiting young and talented professionals, (ii) the Young Apprentice Program, dedicated to insert teenagers in the workplace, (iii) the Embraer Designer Program and Engineering Specialization Program, focused on investing in talented participants who are interested in working in the aviation segment; and (iv) Embraer Diversity Route Program, focused on the training of disabled people for the job market.

Professional Development

We strongly invest in the education, instruction and development of people, at all times focused on the qualification and preparation to face the challenges that are inherent to our business and strategy. In April 2019, we launched a new concept in education, the EMpower, as we believe that our power derives from our knowledge. This concept gathers the best learning practices, including an internal catalogue with approximately 2,000 educational solutions and other courses offered in a self-development platform. The purpose of EMpower is to foster protagonism in the development of our employees, unifying processes and making them global, bringing a continuous learning culture to our Company.

In face of the challenges had in 2020 due to the COVID-19 pandemic, our employees were required to work from home, and we created 34 development trails, including significant content for the improvement of new competences, covering agile methodologies, assertive communication, creativity and innovation, conflict management, home office, emotional health, neuroscience, mindfulness, personal financial planning, and customer relationship, among others.

In 2020, we completed approximately 220,000 hours of training and invested approximately R$1.1 million in development actions. We follow one the most significant trends in education, strongly investing in the development of online solutions, offering knowledge in a quick and efficient manner to all our facilities around the world. In 2020, we developed 12 new online courses, in a number of languages, also available for mobile devices. Currently, online solutions account for 84% of total attendance in our courses.

In the EMpower educational concept, we further strengthen the building of academies, aligned with our strategic objectives and supported by an active and permanent learning process. These academies include: (i) Leadership Academy, (ii) Engineering Academy, to strengthen our aeronautical culture, train engineers, technicians and engineering professionals, and establish a systemic view of our products, (iii) Operations Academy, which offers a qualification program directed at employees who work in aircraft manufacturing; (iv) Corporate Academy, which reinforces our commitment of being a company renowned for our ethics and compliance and offers training based on the competences required to meet our business requirements and strategy; and (v) Business Academy, to further strengthen the performance of our employees who work in our business department.

In terms of projects, we also have (i) the Partners of Knowledge Program (Programas Parceiros do Conhecimento), focused on knowledge, innovation and technology, (ii) the Virtual Facilitation Training (Treinamento Facilitação Virtual) to accelerate the online development of new and key remote facilitation competences that make a difference in the development of our employees and in our results; (iii) the Language Program, which is a language development policy that privileges focus on our business, seeking more robust, concentrated and efficient ways to ensure the availability of resources to achieve the strategic objectives of each business unit; (iv) the Feedback Tool, which allows the exchange of feedback among all our professionals, bringing all employees together for the growth of the team, exchanging gifts and helping to create stronger and more productive teams; and (v) the Future of Work Project, focused on identifying, analyzing and structuring actions and processes related to home office arrangements due to the COVID-19 pandemic scenario. We formed a multidisciplinary team comprised of approximately 50 employees, representing our main departments, divided into the following fronts: business, human resources, operations and communication.

Occupational Safety

We seek excellence in our occupational health and safety performance, which we consider a priority. Accordingly, we continuously promote educational and preventive actions based on our global environmental and occupational health and safety policy, which drives the establishment of targets bound by our corporate excellence criteria.

The management model adopted in the Embraer Corporate Excellence Program (Programa de Excelência Empresarial Embraer – P3E) is based on the safety, quality, delivery and cost concept to standardize and optimize our operating and cost indicators.

In addition to our corporate excellence criteria, our largest industrial facilities have maintained, for 18 years, their OHSAS 18001 international certifications. We implemented all the relevant tools, including for the establishment of targets to reduce accidents, according to the best and more renowned world parameters.

Social Projects

Embraer Institute of Education and Research (Instituto Embraer de Educação e Pesquisa)

The Embraer Institute of Education and Research (Instituto Embraer de Educação e Pesquisa), or IEEP, consolidates the private social investment made by us in Brazil. IEEP initiatives seek to engage communities, schools and our employees in actions focused on education. In 2020, our social investment totaled approximately R$20.0 million in programs developed in the regions in Brazil in which we operate.

IEEP projects include Colégios Embraer, focused on low-income students and former students of public schools, in accordance with established social and economic criteria. This model offers three fulltime high school years. In 18 years of existence, Colégios Embraer became a reference in education, with high success rates in entrance examinations of public and private universities. In order to contribute to the continuity of the studies of low-income students, in 2005, IEEP created a scholarship program for former students of Colégios Embraer who had an excellent school performance, suffered financial difficulties and were approved in public or private universities, fully exempting them from the payment of their tuitions.

IEEP also works directly with local communities, funding educational projects proposed by civil society organizations. Initiatives are based on the agenda of the United Nation’s sustainable development goals. Since 2004, more than 180 educational projects received support.

In 2019, aligning social impact and generation of value, IEEP coordinated the implementation of the first Formare Project class, in partnership with Fundação Iochpe, at our Gavião Peixoto facility. The program offers professional education to low-income youngsters and trains them in areas of our interest, transforming us in a privileged environment for learning and development of competences for work and citizenship. Our employees also directly contribute by sharing their knowledge, based on the characteristics of the aeronautical industry and the local market.

IEEP also coordinates programs that foster the culture of volunteer work through partnerships with government and private organizations. In 2020, we relaunched the new version of our Asas do Bem platform, an online portal that liaises civil society organizations and our employees who wish to become volunteers.

Embraer Foundation

In 2016, in order to consolidate our corporate social responsibility strategy in the United States, we created Embraer Foundation, whose operations are based on volunteer work, social and environmental partnerships and entrepreneurship. These pillars are in line with our global social responsibility strategy and respect the particularities of social investment in the United States. In 2020, approximately 480 volunteers engaged in social activities promoted by Embraer Foundation, totaling approximately 3,000 hours. In regard to partnerships, 11 organizations received the support of Embraer Foundation for the implementation of projects, in the same model as that of the social partnership program of IEEP in Brazil.

Corporate Governance

In order to ensure a corporate management focused on sustainable growth and business perpetuity, our corporate governance model is based on integrity and meets the highest market standards in Brazil and in the United States.

Governance Structure

Our governance structure comprises our board of directors, fiscal council, board of executive officers, internal audit and external audit. For more information on our governance bodies, see “Item 6. Directors, Senior Management and Employees” and “Item 16. Reserved—16G. Corporate Governance.”

Ethics and Compliance

We seek to ensure integrity and ethics in our activities. Accordingly, we established an ethics and compliance program to promote and support all actions aiming at compliance with the laws and regulations applicable to our business, as well as with our internal policies.

Our ethics and compliance program is based on key elements, including the maintenance of a responsible organization and structure through our leadership, the constant management of risks, the establishment of the appropriate internal control policies and standards, training and communication with our audiences, in addition to a monitoring process, audit and whistleblowing channels for the assessment and investigation of potential misconduct, promoting an ethics and integrity culture in all our units.

On May 22, 2020, we successfully completed the external and independent anticorruption monitoring, which started in January 2017 under the deferred prosecution agreement, or DPA, executed with the U.S. Department of Justice, or DoJ, with the consent of the SEC. We implemented the recommendations of the monitor to strengthen our compliance program and improve our processes, systems and internal controls. The monitor certified that our program reached the standards set forth in the DPA for compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other applicable anticorruption laws. We continue to improve and expand our global compliance program in all our operations and countries where we are present.

Moreover, we permanently invest in the training of employees and business partners on business ethics and integrity through workshops, case studies, lectures and seminars, in the in-person and online formats.

Risk Management

Our risk management method focuses on the following categories of risks: strategic risks, operating risks, financial risks, regulatory/legal risks and cyber risks. Our structure is strengthened by the operation of our risks and internal controls department, comprising the following macroprocesses: management of internal controls, management of corporate risks, monitoring of credit risks in financial transactions, management of crises, and monitoring of risks and potential violations of segregation of functions and business continuity.

The purpose of our risk and internal controls department is to ensure that the identification, prioritization, assessment and management of the main risks are conducted in accordance with the best practices established by us and the market, ensuring transparency and integrity in our processes. We also use these tools to prevent uncertainties that may negatively affect our results. We seek the continuous improvement of our risks and internal controls system.

Management Model and Strategic Planning

Our management model comprises long-term planning, as set forth in our strategic plan, and short- and medium-term projects, as set forth in our action plan. Our strategic plan establishes strategic projects, and our action plan establishes the objectives to be met in the first year and the operating efficiency and economic and financial targets for the period, focused on sustainability.

Our strategic plan and our action plan aim at our business perpetuity and the creation of value for shareholders, focusing on increasing our competitiveness, improving our corporate excellence model and continuously searching for better results. For more information on our strategic plan, see “—Business Strategies.”

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is mainly due to a traditionally higher number of deliveries in the fourth quarter, particularly in our Executive Aviation business unit, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter generally constitute at least 35% to 45% of annual deliveries in our Executive Aviation business unit, and we expect this trend to continue.

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

For information on our property, plant and equipment, see Note 15 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

We have the flexibility to increase or decrease production as a response to changing demand.

Commercial Aviation

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

Executive Aviation

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

We have a final assembly facility in Jacksonville, Florida for Defense and Security where we initiated the final assembly line for the A-29 Super Tucano for the United States Air Force’s LAS Program in 2013.

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

Other Related Business Unit

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

We manufacture aerospace systems and components at ELEB, which is an Embraer subsidiary located in São José dos Campos, and its main products are landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

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

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2020, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, health and safety management systems have been progressively implemented across our manufacturing sites, with over 81% of our employees operating under an ISO 14001 and OHSAS 18001. This year, Embraer is adapting it to ISO 45001:2018.

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

The regulation requires that any company which produces, imports, uses or prepares chemical substances, preparations or other items on the EU market be responsible for ensuring that the item complies with REACH. We are affected by the regulation because our products can be exported, not only to the countries of the EU, but also to all countries in which compliance with REACH is required. We have a facility in Évora that must comply with all REACH requirements. As of December 31, 2020, we have not suffered any penalties in connection with REACH.

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

This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. The purpose of this standard is to provide management’s explanation of factors that have affected our financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations for future periods.

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

We have been monitoring the impacts of the COVID-19 pandemic not only on the global economy but also on our workforce, operations, as well as on the supply and demand mechanics for our products and services. Since the beginning of the pandemic, we have adopted several initiatives focused on health and safety of our employees. Our operations were interrupted for a few days to adjust our facilities and implement health and safety measures, including social distancing measures, remote work for some employees, reduction of working hours and wages, collective vacations and paid leaves.

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

In 2020, we also implemented three voluntary dismissal programs for specific groups of employees in Brazil, with the participation of approximately 1,600 employees. On September 3, 2020, we announced a 4.5% reduction in our global workforce, dismissing approximately 900 employees. Considering both participation in the voluntary dismissal programs and non-voluntary dismissals, our workforce was reduced by approximately 2,500 employees in Brazil (approximately 12.5% of our total global workforce). The aggregate expenses in connection with this workforce reduction were approximately US$69.2 million in the year ended December 31, 2020.

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

As a result of the COVID-19 and its impacts over the commercial aviation industry, our credit rating has been downgraded by credit agencies – On April 28, 2020, Fitch downgraded our rating from BBB- to BB+, on April 29, 2020, Moody’s also downgraded our rating from Ba1 to Ba2 with a negative outlook, and on February 21, 2021, Standard & Poor’s downgraded our rating by one notch to BB with outlook negative.

As of the date of this annual report we have taken measures to preserve our cash flow, including (i) reductions in working hours and pay cuts; (ii) reductions and pay cuts in executive management and board of directors fees (iii) extension of payment terms relating to our suppliers; (iv) extension of tax payment deadlines; (v) negotiation of new credit lines; and (vi) adjustment of our production chain.

As of December 31, 2020, we recognized the following impacts on our consolidated financial statements a result of the COVID-19 pandemic:

•	Negative changes in the fair value of Republic Airways shares held as financial investments impacting the Company’s operating results in the amount of US$4.1 million;

•

Additional provision for expected credit losses in the amount of US$52.6 million over trade accounts receivable, contract assets and customer and commercial financing as result of increase in credit risks of our customers during the pandemic. In addition, as a result of renegotiations executed in the period, certain overdue balances in the total of US$22.4 million, net of expected credit losses, related to receivables of parts and services were reclassified from trade accounts receivable to customer and commercial financing due to the new terms agreed with maturities higher than 12 months;

•

Production costs related to idleness, as well as expenses associated with paid leaves and suspension of employees’ contracts (lay-off). These costs were recognized directly on loss for the year, being US$72.0 million of idleness recorded as cost of goods sold and US$44.8 million of costs with personnel (paid leaves and lay-offs) in the line of other operating expenses, net;

•

Trigger event related to impairment over long-lived assets (fixed assets, intangibles, and rights-of-use) due to the impacts of the COVID-19 pandemic and its impact on market capitalization devaluation in the period, as further discussed below.

As of December 31, 2020, we had a trigger events related to the impairment of assets in our cash-generating units due to the impacts of the COVID-19 pandemic and its impact on our market capitalization devaluation in 2020. Based on our best estimate using certain assumptions for short-to-medium term impacts on deliveries of the Commercial Aviation, Executive Aviation, Defense and Security and Services and Support business units, we have identified additional impairment charges to be recognized in the amount of US$3.8 million (Defense and Security) in addition to the US$71.6 million impairment losses we identified and recognized in our 2019 audited consolidated financial statements. The Brazilian real lost 28.9% of its value against the U.S. dollar in the same period causing a positive impact in our future cash flows on December 31, 2020, as a result of the reduction of cash outflows indexed in Brazilian reais (costs of goods sold and general expenses) mainly associated to our cash-generating units of the Commercial Aviation and Executive Aviation business units. Due to this fact, a net reversal of US$8.9 million was recognized in 2020 to reduce impairment losses previously recognized in Executive Aviation business unit. However, an improvement in the currency exchange rate in the future might cause reduction of future cash flows and possible impairment losses. For additional information on the impairment losses we recognized in 2020, see Note 18 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

For information on the risks related to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy,” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.” For additional information on the impacts of the COVID-19 pandemic, see Note 1.1.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Commercial Aviation

In the Commercial Aviation business unit, the extensive traffic disruption affected our customer’s operations throughout the world. As a result of COVID-19, some of our customers rescheduled their aircraft deliveries carrying them over to 2021 and beyond. During the year some deferral agreements were executed and generated a limited number of deferrals to beyond 2025, which had an impact on our 2020 results. However, no cancellation has occurred. We have granted interim financing for certain deliveries of commercial jets occurred during the third and fourth quarter of 2020, which were settled through its transfer to financing agents that financed the customers in the month of December 2020. The recovery pace is difficult to predict since this outbreak has no precedent in history and we cannot fully yet determine the impact of the COVID-19 outbreak in the short-to-medium term on our business.

Although we cannot yet determine the impact of the COVID-19 outbreak in the short-to-medium term on our business, we expect that customers will continue to postpone their scheduled aircraft deliveries and may cancel their orders.

Impairment Losses

Starting on April 25, 2020 and as a result of the unexpected and wrongful termination of the strategic partnership by Boeing on such date, assets and liabilities related to our Commercial Aviation business unit previously presented as held for sale were reclassified and measured as held for continuous use, as well as the results of operations previously reported as discontinued operations were reported as current operations.

The change in designation required the remeasurement of the long-lived assets held for sale (fixed assets, intangibles, and rights-of-use) for the lower value between the book value and the recoverable value. The book value was adjusted according to the accumulated depreciation and amortization in the amount of US$101.2 million (US$17.7 million related to the fiscal year ended December 31, 2020 and US$83.5 million related to the fiscal year ended December 31, 2019), not recognized while classified as held for sale, which was recorded in the second quarter of 2020. The recoverable value, on the other hand, is determined by the highest amount between the value-in-use of these assets and the fair value minus the expenses that would be incurred as a result of the sale. Since the initial designation of the Commercial Aviation business unit assets as “held for sale” until April 25, 2020, the long-lived assets held for sale were listed at the recoverable value by the lesser value between the book value and the fair value based on the purchase price set forth in the Master Transaction Agreement, minus the incremental costs incurred to close the Boeing Transaction.

According to our impairment test practices, the recoverable value of these assets were measured based on the approach of value-in-use using the discounted cash flow method, which is not substantially different from fair value under current market conditions. For information on our impairment test practices, see Note 18 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

We used our best estimate to calculate the future cash flows used in the determination of the value-in-use account for significant economic environment impacts resulting from the COVID-19 pandemic on the commercial aviation market. As a result of the measurement of the recoverable value of the assets of the Commercial Aviation business unit (including fixed assets, intangibles and rights-of-use), we did not recognize losses due to the impairment charges relating to these assets in the year ended December 31, 2020, in addition to the one-off related to depreciation and amortization of US$101.2 million as part of the remeasurement of long-lived assets, as further detailed in Notes 1.1.1 and 18 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

In the Executive Aviation business unit, restrictions on travel and emergency quarantine have posed some challenges for aircraft deliveries to international customers during 2020. As of the date of this report, production lines of our executive aviation products are able to attend the planned supply levels, with no major supply shortages. We are supervising the risks and controlling the supply chain and postponements in demand in order to prevent obstacles that may arise from this global crisis. As of the date of this annual consolidated financial statements, one of our executive jets customers cancelled its firm orders and some of our executive jet customers postponed their scheduled aircraft deliveries.

Although we cannot fully predict the impact of the continuity of COVID-19 outbreak in the short-to-medium term on our business, we expect that some customers will continue to postpone their scheduled aircraft deliveries and/or will continue to cancel their orders. For 2021 it is expected that executive jets market remains stable in relation to the volume delivered on 2020, gradually recovering in the following years.

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

In the Defense and Security business unit, the programs have been hit by the COVID-19 global pandemic on its operations and supply chain. Some vendors were closed for several weeks due to the pandemic, jeopardizing their ability to delivery parts and goods. Logistics were also affected due to lower international flights availability adding longer cycles for parts shipment. It should be noted that no customers orders were canceled on Defense programs due to the pandemic. Adjustments required on committed deliveries were already negotiated with customers. Additionally, we have taken actions to overcome the challenges imposed by the COVID-19 and to minimize its impacts on Defense deliveries.

Services and Support Business Unit

In the Services and Support business unit, both Commercial Aviation and Executive Aviation customers suffered impacts of the COVID-19 pandemic directly on its cash flows. Due to drop in operations and decrease in flights during the pandemic, most of airline operators had suffered adverse financial impacts, which resulted in late payments or claim for renegotiation of payment terms for overdue balances of services, spare parts, pool and maintenance contracts.

During the pandemic, the customers had invested solely on most urgent and indispensable items to preserve cash. A significant decrease in maintenance of engines related to commercial jets was observed on OGMA, however an increase was noted in maintenance of engines of Defense aircraft. Furthermore, some scheduled services, such as repair of landing gear of Phenom and E-jets programs, have been impacted by delays in the receipt or shipment of related spare parts, which caused the services to be rescheduled, then impacting revenue and cash receipts for the fiscal year.

In addition, a significant decrease was observed in the demand levels for MRO services during several months of the fiscal year, which also caused the reduction of operations. However, the demand levels have been increasing significantly in recent months, in accordance with the gradual resumption of flights by the airline operators and our customers.

Cybersecurity Incident

On November 24, 2020, we suffered a cybersecurity incident in our IT systems, which was later identified as a ransomware attack. The attack resulted in the encryption of an environment of virtual servers hosted in Brazil, prevented access to certain files and resulted in the inadvertent disclosure of data, some of which were made available on the dark web. We have reported the incident to law enforcement authorities.

Immediately after the incident, we employed significant IT resources, took measures to protect and strengthen the security of our systems, isolated the affected environment and repaired our network. As part of our reaction, we hired Tempest Security Intelligence, a leading cybersecurity firm, to investigate the incident and supplement our remediation efforts. Embraer adopted additional measures to strengthen the security of its systems, as well as reporting the incident to competent authorities, in Brazil and abroad.

The incident had no significant impact over our revenues, cash flows or any material incremental expenses for the fiscal year. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.

Operational Data

The following tables present a summary of our operational data as of the dates and for the periods indicated.

	Year ended December 31,
Other Data: Aircraft delivered:	2020	2019	2018	2017	2016
To the Commercial Aviation Market	44	89	90	101	108
EMBRAER 170	—	—	1	—	—
EMBRAER 175	32	67	67	79	90
EMBRAER 190	1	5	13	12	11
EMBRAER 195	—	3	5	10	7
EMBRAER 190-E2	4	7	4	—	—
EMBRAER 195-E2	7	7	—	—	—
To the Defense and Security Market	24	13	15	8	16
EMB 145 AEW&C/RS/MP	6	6	6	5	3
EMB 312 Tucano/AL-X/ Super Tucano	16	5	9	3	13
C-390	2	2	—	—	—
To the Executive Aviation Market	86	109	91	109	117
Legacy 600/650	1	5	4	7	9
Legacy 450/500	1	26	23	29	33
Praetor 500	10	3	—	—	—
Praetor 600	18	13	—	—	—
Phenom 100	6	11	11	18	10
Phenom 300	50	51	53	54	63
Lineage 1000	—	—	—	1	2
To the General Aviation Market	22	15	18	16	2
Light Propeller Aircraft	22	15	18	16	2

Total delivered (in aircraft)	176	226	214	234	243

	As of December 31,
Other Data: Aircraft in backlog	2020	2019	2018	2017	2016
In the Commercial Aviation Market(1)	281	338	368	435	450
EMBRAER 170	—	—	—	1	3
EMBRAER 175	132	181	204	103	104
EMBRAER 190	3	4	7	46	56
EMBRAER 195	—	—	3	5	12
EMBRAER 175 – E2	—	—	—	100	100
EMBRAER 190 – E2	7	16	43	74	85
EMBRAER 195 – E2	139	137	111	106	90
In the Defense and Security Market	62	80	76	73	64
EMB 312 Tucano/EMB 314/EP Super Tucano	5	15	8	14	7
LAS	6	12	15	6	—
E99	3	5	5	5	5
C-390	31	31	28	28	28
VU-Y	2	2	3	4	4
MFTS	—	—	—	1	5
F-39	15	15	15	15	15
PHENOM 100*	—	—	2	—	—
In the Executive Aviation Market	84	94	61	64	122
Phenom 100/300, Legacy 650, Legacy 450/500, Praetor 500/600	84	94	61	64	122
Total backlog (in aircraft)	432	512	505	572	636

Total backlog (in US$ millions)	14.363,6	16,755.0	16,300.5	18,337.0	19,622.8

*	Although the PHENOM 100 is part of our Executive Aviation business unit portfolio, we have sold the aircraft presented herein to customers of our Defense and Security business unit.

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

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2020		2019		2018		2017		2016
Real growth in gross domestic product		(4.1)%		1.1%		1.3%		1.3%		(3.3)%
Inflation (IGP-M)(1)		23.1%		7.3%		7.6%		(0.5)%		7.2%
Inflation (IPCA)(2)		4.5%		4.3%		3.8%		3.0%		6.3%
CDI rate(3)		2.8%		5.9%		6.4%		9.9%		14.0%
LIBOR rate(4)		0.24%		1.9%		2.8%		1.7%		1.0%
Depreciation of the real vs. U.S. dollar		28.9%		4.0%		17.1%		1.5%		(16.5)%
Period-end exchange rate—US$1.00	R$	5.1967	R$	4.031	R$	3.875	R$	3.308	R$	3.259
Average exchange rate—US$1.00(5)	R$	5.2426	R$	3.944	R$	3.680	R$	3.203	R$	3.450

Sources: Fundação Getúlio Vargas, or FGV, and the Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For additional information on the impact of macro-economic factors on our financial position, see Note 27 of our 2020 audited consolidated financial statements.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including those related to our export and research and development activities. For the effective tax reconciliation, see Note 23.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

We and other Brazilian companies across multiple industries benefit from these tax incentives with respect to the income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and the social contribution on net income tax (Contribuição Social sobre o Lucro Líquido), or CSLL. These benefits allow us to deduct from our taxable net income an amount between 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year. For additional information, see Note 23 of our 2020 audited consolidated financial statements.

Tax Incentives and Payroll Exemptions for Exporting Companies

Normative Instruction 1291/2012 from the Brazilian Federal Revenue (IN RFB 1291/2012) established Special Customs Regime of Industrial Warehouse under automated control of Customs Board (RECOF) which allows the beneficiary company to import or to acquire in the local market raw materials, parts and components destined to industrial application on which federal taxes are suspended. Part of these goods must be processed, and it can be subsequently shipped both to domestic and foreign markets. When exporting the finished good, the company exempts the payment of federal taxes.

Decree 49.778/05, from the State of São Paulo, established the Simple Special Customs Regime (RESE), which is the State version of RECOF and suspends or exempts the payment of state taxes.

Brazilian Law 11.196/2005 established the Special Regime for Acquisition of Capital Goods for Export Companies (RECAP) which provides that companies in auto parts, machinery, vehicles, textiles, footwear, furniture, and some appliance sectors are eligible to take full PIS and COFINS tax credits on purchases of fixed assets (machinery and equipment) destined for production.

Brazilian Law 12.546/11 established the tax incentives for exporting companies and created the Special Regime for the Reintegration of Taxes of Exporting Companies (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), or REINTEGRA, to stimulate and facilitate exports. The goal of REINTEGRA is to recover, in whole or in part, the residual tax costs from the production chain of exported goods, thereby reducing the tax burden. The exporting entity may receive tax credits according to a percentage, which may vary from 0.1% to 3%, established by decree of the Brazilian Finance Ministry and applied to the revenue earned from the export of the goods abroad. As a result of decree 9,393/2018 of the Brazilian Finance Ministry, which became effective on May 31, 2018, the tax incentive percentage was lowered to 0.1%.

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

Brazilian Law 12,546/11 also aimed to increase production through the establishment of a payroll exemption. Until September 1, 2018, we benefited from this payroll exemption with the substitution of the employer social security contribution of 20% of INSS on payroll for an alternative tax called the Social Security Contribution Over Gross Revenues (Contribuição Previdenciária Sobre a Receita Bruta) to be levied on the revenues of certain products and services, excluding revenues from exports. Payroll exemption rates varied from 2.0% to 4.5% of gross revenues, depending on the business sector. Brazilian law 13,670/2018 canceled the payroll exemption as of September 1, 2018, and we filed a lawsuit requesting the applicability of the payroll exemption to us for the entire year of 2018. The court ruled in our favor. There was no payroll exemption in 2019 and 2020.

Brexit

The United Kingdom stopped being a member of the European Union on January 31, 2020. The United Kingdom has the largest aviation industry in Europe and a key geographical position in the global network. Changes to the relationship between the United Kingdom and the European Union could potentially have considerable implications for all European carriers, and consequently for Embraer. In the longer term, however, the view is that airlines will be able to adjust and successfully comply with the new regulatory environment.

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

Although impacts are still unclear, in view of the current discussions on proposed regulatory changes related to aircraft licensing, routing, importation, charter permits, travelers immigration and customs, we believe Brexit will not significantly impact business aviation demand in Europe and in the United Kingdom in the medium to long-term.

Republic Airways Chapter 11 Filing

In February 2016, Republic Airways Holdings filed for a Chapter 11 bankruptcy. As a result, we provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represented a transfer of 24 E175 jets previously placed with Republic Airways Holdings, which were canceled. As of December 31, 2020, the obligations assumed in accounts were fully settled. As of December 31, 2019 and 2020, the obligations assumed in accounts were fully settled.

Critical Accounting Estimates

In the normal course of our business, our management makes estimates in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

The most significant accounting policies, including the variables and assumptions used in the estimates, and the sensitivity of these assessments to the different variables and conditions are described below:

Revenue from Contracts with Customers

In the Defense and Security segment, a significant portion of revenue is derived from long-term contracts with the Brazilian and foreign governments, recognized over time by the cost incurred method, using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement. During the contract execution, the Company assesses the costs incurred, adjusting total estimated costs at completion if necessary, to reflect variations in costs in relation to the projections, mainly due to changes in circumstances and new events, such as contract modification. Any resulting increase or decrease in estimated revenues or costs at completion is recognized as catch-up adjustment in the consolidated statements of income, increasing or decreasing revenue and gross margin, in the reporting period which the circumstances that give rise to the change become known by Management. In a hypothetical scenario of 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress during 2020, the Company’s revenue and gross margin in the year would be lower in US$92.8 million or would increase by US$99.7 million, respectively.

Residual Value Guarantees – Commercial Aviation

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

Impairment

The annual impairment test performed at the end of the year considers the Company’s medium and long-term strategic plan cash flows, brought to present value at an appropriate discount rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, the Company uses estimates, as follows:

•

Gross expected cash flow - the Management projected inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

•	Growth rates - the growth rates were reflected in the revenue flow budgeted by the Company, consistent with the forecasts included in industry reports.

•

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

We performed an impairment analysis of the carrying amount of each CGU based on the value in use of the group of CGUs with goodwill allocated and for the CGUs with indicators of impairment, including CGUs with intangible assets still under development and not yet producing internally. Value in use was estimated using a discounted cash flow model for the CGUs. Estimated future cash flows were discounted using the weighted average capital cost rate, which is reconciled to an estimated discount pre-tax rate of 10.5% and 11.3% in 2020 and 2019, respectively.

The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows, which represent the estimate approved by our management. The underlying critical assumptions and their sensitivity are presented in Note 18 to our 2020 audited consolidated financial statements included elsewhere in this annual report. In 2020, we recognized a reversal of impairment losses in the net amount of US$8.9 million relating to the Mid-Size and Super Mid-Size platform (Executive Aviation), and impairment losses in the amount of US$3.8 million in relation to the Satellites platform (Defense and Security), and in the years ended December 31, 2019 and 2018, we recognized impairment losses in the amount of US$71.6 million and US$61.3 million, respectively, relating to Lineage 1000 and Legacy 650 (Executive Aviation business unit) and monitoring, sensoring and radar (Defense and Security business unit) CGUs, respectively.

As of December 31, 2020, except for the CGUs of the Mid-Size and Super Mid-Size platform (Executive Aviation), E2 platform (Commercial Aviation) and Satellites platform (Defense and Security), there are no other CGUs at significant risk of impairment losses. The remaining CGUs have headroom in the range of 40% to 1,000%, comparing their value-in-use against their carrying amount.

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2020, we presented revenues from Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business units.

Of our total revenues, 58.0% and 66.5% were generated through commercial and executive aircraft deliveries in 2020 and 2019, respectively. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2020 and 2019, total defense and security revenue included 67% and 58% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 33% and 42% denominated in Brazilian reais, respectively.

In addition, we generate revenue from our Other Related business unit, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft.

On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business area, and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represents an opportunity to obtain greater operational efficiency and recurring revenues. Currently there are approximately 2,270 Embraer commercial aircraft and over 1,460 Embraer executive jets, as well as more than 620 defense aircraft, in operation. During 2017, the new Services and Support business unit consolidated the services and customer support processes previously allocated to each of our business areas, to identify synergies and quantify our expertise in our Commercial Aviation, Executive Aviation and Defense and Security business units regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business as a separate business unit in our financial statement. Our Services and Support business unit accounted for 24.4% of our revenue for the year ended December 31, 2020. For additional information see Note 38.4 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

For the sales of our aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are canceled, except in the case of the Defense and Security business unit. Payments in advance of delivery are recorded under contract liabilities as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For additional information on our operating revenues, see “—Critical Accounting Estimates—Revenue from Contracts with Customers.”

Our sales contracts in U.S. dollars with our Executive Aviation and Services and Support business units customers generally include adjustments for inflation as measured by the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense and Security business unit customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indexes related to raw material, transportation equipment and labor costs. Specific to Defense and Security sales contracts with Brazilian customers, national indexes are used to adjust the prices of the relevant contract. The deposits, progress payments and advance payment are nonrefundable, and a bank guarantee is issued in favor of the customer, except for a few Executive Jet business unit sales. Once a customer decides to exercise an option, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

A significant part of our defense contracts, including the contracted research and development for specific programs, meet the criteria for revenue recognition by percentage of completion. For the contracts that do not meet the criteria for percentage of completion, we recognize revenue at a point of time, on the moment the product is delivered, or the service is rendered. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, including conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

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

•

Depreciation. Property, plant and equipment are depreciated over their useful lives, ranging from five to 48 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term. For additional information on depreciation, see Note 15 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Results of Operations

The following table presents statement of income data by business unit for the periods indicated:

	2020	2019	2018
		Recasted(1)	Recasted(1)
	(in US$ millions)
Revenue
Commercial Aviation	1,114.4	2,234.4	2,358.3
Executive Aviation	1,071.5	1,397.0	1,104.3
Defense and Security	653.9	576.3	460.1
Services and Support	920.0	1,245.7	1,132.8
Other	11.3	9.2	15.6

Total	3,771.1	5,462.6	5,071.1

Cost of sales and services
Commercial Aviation	(1,086.8)	(1,971.1)	(1,976.8)
Executive Aviation	(886.1)	(1,211.1)	(914.1)
Defense and Security	(549.1)	(539.6)	(572.1)
Services and Support	(751.4)	(927.4)	(819.0)
Other	(20.1)	(17.9)	(21.1)

Total	(3,293.5)	(4.667.1)	(4,303.1)

Gross profit
Commercial Aviation	27.6	263.3	381.5
Executive Aviation	185.4	185.9	190.2
Defense and Security	104.8	36.7	(112.0)
Services and Support	168.6	318.3	313.8
Other	(8.8)	(8.7)	(5.5)

Total	477.6	795.5	768.0

Operating income (expenses)
Commercial Aviation	(300.8)	(332.2)	(228.6)
Executive Aviation	(95.5)	(235.2)	(234.7)
Defense and Security	(72.2)	(98.7)	(85.4)
Services and Support	(240.7)	(188.3)	(177.0)
Other	(22.6)	(18.1)	(7.0)
Unallocated operating expenses(2)	(69.2)	—	—

Total	(801.0)	(872.5)	(732.7)

Operating income/(loss) before financial result	(323.4)	(77.0)	35.3

(1)

In our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019, we have recasted all comparative periods to present the Commercial Aviation and related services business units as “discontinued operations” in accordance with the basis and assumptions applied to prepare the Company’s consolidated financial statements for that reporting period. Due to the change occurred during the 2020 fiscal year in the classification of the Commercial Aviation and related services business units from “discontinued operations” to “continuing operations”, the comparative statements of income for all comparative periods has been recasted to present the Commercial Aviation and related services business units as “continuing operations”, which is consistent to treatment previously applied by the Company until the period ended December 31, 2018. See Note 1.1.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

(2)

Expenses not allocated in the total of US$69.2 million refers to expenses incurred by us as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction in workforce, as a result of the COVID-19 pandemic.

The following table sets forth statement of income information, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2020			2019		2018
				Recasted(1)		Recasted(1)
	(in US$ millions, except percentages presented in absolute values)
Revenue	3,771.1	100%	5,462.6	100%	5,071.1	100%
Cost of sales and services	(3,293.5)	87.3%	(4,667.1)	85.4%	(4,303.1)	84.9%
Gross profit	477.6	12.7%	795.5	14.6%	768.0	15.1%
Operating income (expense)	(801.00)	21.2%	(872.5)	16.0%	(732.7)	14.4%
Administrative	(143.4)	3.8%	(190.2)	3.5%	(182.6)	3.6%
Expected credit losses (reversal) over financial assets and contract assets	(61.8)	1.6%	0.6	0.0%	1.5	0.0%
Selling	(194.0)	5.1%	(286.5)	5.2%	(305.7)	6.0%
Research	(29.8)	0.8%	(49.4)	0.9%	(46.1)	0.9%
Other operating income (expense), net	(374.7)	9.9%	(346.8)	6.3%	(199.4)	3.9%
Equity in income (losses) of associates	2.7	0.1%	(0.2)	0.0%	(0.4)	0.0%
Operating income/(loss) before financial result	(323.4)	8.6%	(77.0)	1.4%	35.3	0.7%
Financial income, net	(232.7)	6.2%	(116.1)	2.1%	(171.5)	3.4%
Foreign exchange gain (loss), net	(79.1)	2.1%	6.9	0.1%	—	0.0%
Loss Before Income Tax	(635.2)	16.8%	(186.2)	3.4%	(136.2)	2.7%
Income taxes expense	(93.1)	2.5%	(130.3)	2.4%	(35.0)	0.7%

Loss for the period	(728.3)	19.3%	(316.5)	5.8%	(171.2)	3.4%

Attributable to:
Owners of Embraer	(731.9)	19.4%	(322.3)	5.9%	(178.2)	3.5%
Non-Controlling Interest	3.6	0.1%	5.8	0.1%	7.0	0.1%

(1)

In our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years in the period ended December 31, 2019, we have recasted all comparative periods to present the Commercial Aviation and related services business units as “discontinued operations” in accordance with the basis and assumptions applied to prepare the Company’s consolidated financial statements for that reporting period. Due to the change occurred during the 2020 fiscal year in the classification of the Commercial Aviation and related services business units from “discontinued operations” to “continuing operations”, the comparative statements of income for all comparative periods has been recasted to present the Commercial Aviation and related services business units as “continuing operations”, which is consistent to treatment previously applied by the Company until the period ended December 31, 2018. See Note 1.1.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

2020 Compared with 2019

Revenue

Consolidated revenue decreased 31.0% in the period, from US$5,462.6 million in 2019 to US$3,771.1 million in 2020. Revenues from our Commercial Aviation business unit decreased 50.1%, from US$2,234.4 million in 2019 to US$1,114.4 million in 2020, primarily due to the negative impacts of the COVID-19 pandemic on the commercial airline industry and its effects on aircraft demand, as aircraft deliveries declined 50.6% from 2019 to 2020. Revenue from our Executive Aviation business unit decreased 23.3%, from US$1,397.0 million in 2019 to US$1,071.5 million in 2020, also largely due to the COVID-19 pandemic’s negative impacts, with total executive jet deliveries decreasing 21.1% in 2020 as compared to 2019. Revenue from our Defense and Security business unit increased 13.5%, from US$576.3 million in 2019 to US$653.9 million in 2020. Revenue from our Services and Support business unit decreased 26.1%, from US$1,245.7 million in 2019 to US$920.0 million in 2020. Revenue from our Other Related business unit increased 22.8%, from US$9.2 million in 2019 to US$11.3 million in 2020.

The 50.1% decrease in revenue from Commercial Aviation in 2020 was principally due to a 50.6% decrease in deliveries of commercial jets resulting from the impacts of the COVID-19 pandemic. Revenues decreased slightly less than deliveries during the period, as 27.3% of 2020 commercial jet deliveries were larger jets (E190-E1 and E195-E1, E190-E2 and E195-E2) which tend to carry higher average selling prices, as compared to 2019, in which 24.7% of total commercial jet deliveries were larger jets.

The decrease of 23.3% in revenue from Executive Aviation in 2020 was primarily due to 21.1% lower executive jet deliveries during the period, also as a result of the COVID-19 pandemic. The decline in business unit revenues was larger than the decline in deliveries due to less favorable mix of jet deliveries in 2020 (34.9% large jet deliveries) as compared to 2019 (43.1% large jet deliveries). Large jets carry higher average selling prices than light jets.

A significant part of our revenue from the Defense and Security business unit is accounted for under the percentage of completion method, and we continued to execute under existing contracts with the Brazilian government, including the C-390 Millennium program, SISFRON, deliveries of special mission aircraft, and others. Additionally, we continued to deliver Super Tucano aircraft to several countries around the world. Our Defense and Security business unit revenues increased 13.5%, from US$576.3 million in 2019 to US$653.9 million in 2020, largely due to higher Super Tucano deliveries in 2020 as we delivered 16 aircraft in the current period versus five deliveries in 2019.

Our Services and Support business unit revenues declined 26.1% from US$1,245.7 million in 2019 to US$920.0 million in 2020, primarily due to the negative impact of the COVID-19 pandemic on commercial and business aircraft operations during 2020 in the midst of travel restrictions, border closures, and stay at home orders. Commercial and business jet traffic are drivers of revenue in our Services and Support business unit.

Cost of Sales and Services

Cost of sales and services decreased 29.4%, from US$4,667.1 million in 2019 to US$3,293.5 million in 2020, due to the decrease in consolidated revenues in 2020 as well as higher expenses related to idle capacity in the year resulting from the impacts of the COVID-19 pandemic. The decrease in cost of sales was lower than the 31.0% decrease in revenues in 2020, thus driving an increase in cost of sales and services as a percentage of revenue, from 85.4% in 2019 to 87.3% in 2020. This increase in cost of sales as a percentage of revenue was driven by lower revenues, which negatively impacted fixed cost absorption as well as higher expenses for excess idle capacity caused by the COVID-19 pandemic. Gross margin fell from 14.6% in 2019 to 12.7% in 2020.

Cost of sales and services in our Commercial Aviation business unit decreased 44.9%, from US$1,971.1 million in 2019 to US$1,086.8 million in 2020. Cost of sales and services declined less than the 50.1% decrease in revenues in the period, largely as a result of lower aircraft deliveries’ impact on fixed cost absorption and excess idle capacity expenses in 2020 as compared to 2019. Gross margin in our Commercial Aviation business unit decreased from 11.8% in 2019 to 2.5% in 2020.

Cost of sales and services in our Executive Aviation business unit decreased 26.8%, from US$1,211.1 million in 2019 to US$886.1 million in 2020. Cost of sales and services decreased more than revenues in the business unit during 2020, primarily as a result of more favorable mix of jet deliveries, as our most profitable aircraft in the portfolio, the Phenom 300, represented 58.1% of jet deliveries in 2020 as compared to 46.8% in 2019. Gross margin in our Executive Aviation business unit improved from 13.3% in 2019 to 17.3% in 2020.

Cost of sales and services in our Defense and Security business unit increased 1.8%, from US$539.6 million in 2019 to US$549.1 million in 2020. The increase in cost of sales and services was lower than the 13.5% increase in revenues in the business unit during the period, due to a combination of better mix of revenues (more Super Tucano deliveries, which generally carry higher gross margin) and lower negative cost base revisions on the C-390 Millennium development contract in 2020 as compared to 2019. As a result, the gross margin of our Defense and Security business unit increased from 6.4% in 2019 to 16.0% in 2020.

Cost of sales and services in our Services and Support business unit decreased 19.0%, from US$927.4 million in 2019 to US$751.4 million in 2020. The lower decrease in cost of sales and services when compared to the 26.1% revenue decrease during the period is largely due to the impact of lower revenues on fixed cost absorption as well as the sale of certain used aircraft airframes that generated a loss. Gross margin in the Services and Support business unit decreased from 25.6% in 2019 to 18.3% in 2020.

Cost of sales and services in the Other Related business unit increased 12.3% from US$17.9 million in 2019 to US$20.1 million in 2020, while revenues for this business unit increased 22.8% in 2020.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 40.0% to US$477.6 million in 2020 from US$795.5 million in 2019. Our gross margin fell to 12.7% in 2020 from 14.6% in 2019.

Operating Income (Expenses)

As further discussed below, total operating expenses decreased 8.2% to US$801.0 million in 2020, from US$872.5 million in 2019. Total operating expenses as a percentage of revenues increased to 21.2% in 2020 as compared to 16.0% in 2019, due in large part to higher special item expenses recognized in the 2020 results as compared to 2019. Special items recognized in 2019 expenses included a total of US$71.6 million of impairment charges in the Executive Aviation business unit, while in 2020 special items included a total negative impact from special item expenses of US$222.9 million, which included: (i) restructuring expenses of US$69.2 million related to our voluntary and non-voluntary dismissal programs, (ii) US$52.6 million of additional negative provisions for expected credit losses with commercial airline customers in the context of the COVID-19 pandemic, (iii) US$4.1 million in negative fair value changes on our stake in Republic Airways Holdings, (iv) impairment of US$3.8 million in the Defense and Security business unit, (v) recognition of previous period depreciation and amortization expense in the Commercial Aviation business unit of US$101.2 million related to the period that Commercial Aviation and its related services were recognized as available for sale, (vi) reversal of previous impairment in the Executive Aviation business which positively impacted results by US$8.9 million, and (vii) US$0.9 million in impairment in the Commercial Aviation business unit.

Excluding the impact of the special item expenses recognized in our results in both periods, our total operating expenses in 2020 would have been US$578.1 million compared to the adjusted operating expenses in 2019 which would have been US$800.9 million; and, as a percentage of revenues, our total operating expenses, excluding special item expenses, would have been 15.3% and 14.7% of our total revenues in 2020 and 2019, respectively. This variation was primarily due to stringent cost controls in an environment of lower revenues in 2020 driven by the COVID-19 pandemic, as well as lower separation costs in connection with the now-terminated strategic partnership with Boeing in 2020 as compared to 2019 (US$82.8 million in 2020 and US$111.3 million in 2019).

Administrative. Administrative expenses decreased 24.6%, from US$190.2 million in 2019 to US$143.4 million in 2020. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. That said, the main drivers of the decrease in administrative expenses in 2020 versus 2019 were actions taken to deal with the COVID-19 pandemic crisis to reduce expenses, including paid leave, furloughs, and salary and workweek reductions, as well as initial impacts from the workforce reduction program instituted in September of 2020. Further, the average U.S. dollar exchange rate appreciated 30.7% versus the Brazilian real in 2020 versus 2019, which reduced the U.S. dollar value of real-denominated expenses.

Expected credit losses (reversal) over financial assets and contract assets. Expected credit losses (reversal) over financial assets and contract assets increased from a reversal of US$0.6 million in 2019 to a provision of US$61.8 million in 2020 due principally to the US$52.6 million special item mentioned above related to additional negative provisions for expected credit losses with commercial aviation customers in the context of the COVID-19 pandemic. Adjusting for this special item, expected credit losses over financial assets and contract assets in 2020 would have been a provision of US$9.2 million as compared to a provision reversal of US$0.6 million in 2019.

Selling. Selling expenses decreased 32.3%, from US$286.5 million in 2019 to US$194.0 million in 2020. The decline in selling expenses was largely due to a combination of labor cost reductions and lower marketing expenses related to industry events and demonstration flights stemming from limitations caused by the COVID-19 pandemic, as well as the aforementioned appreciation of the U.S. dollar relative to the Brazilian real.

Research. Research expenses were lower at US$29.8 million in 2020 versus the US$49.4 million reported in 2019, due to the aforementioned cost control measures taken during the year in the midst of the COVID-19 pandemic.

Other operating income (expense), net. Other operating (expense) income, net was an expense of US$374.7 million in 2020, compared to an expense of US$346.8 million in 2019. The increase in other operating expenses is largely due to higher special item expenses of US$170.3 million in 2020 as compared to US$71.6 million in 2019, as mentioned above and detailed in the table below. For additional information, see Note 38 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The table below sets forth the special items recognized in other operating (expense) income, net for the periods indicated:

Special Item	2020	2019
	(in US$ millions)
Impairment loss Executive Jet business	(8.9)	71.6

Impact of restructuring expenses	69.2	—

Mark to market of Republic Airways shares	4.1	—

Impairment loss Defense and Security business	3.8	—

Recognition of previous period depreciation & amortization – Commercial Aviation	101.2	—

Impairment loss Commercial Aviation business	0.9	—

Total	170.3	71.6

Excluding the impact of these special items recognized in our results, our other operating income (expense), net would have been US$204.4 million in 2020 and US$275.2 million in 2019, primarily due to lower separation costs in connection with the now-terminated strategic partnership with Boeing in 2020 as compared to 2019 (US$82.8 million in 2020 and US$111.3 million in 2019), as well as lower expenses related to the external and independent monitorship in 2020. For more information, see “8A. Consolidated Statements and Other Financial Information—Legal Proceedings—SEC/DOJ and Brazilian Public Prosecutor’s Investigations.”

Equity in Income (Losses) of Associates

Equity in income (losses) of associates increased from income of US$0.2 million in 2019 to income of US$2.7 million in 2020.

Operating Income/(Loss) Before Financial Result

As a result of the aforementioned factors, our consolidated operating loss before financial results increased from US$77.0 million in 2019 to US$323.4 million in 2020. Our operating margin decreased from negative 1.4% in 2019 to negative 8.6% in 2020.

Operating profit (loss) before financial income (expense) by business unit for 2020 for the Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business units was a loss of US$273.2 million, a profit of US$89.9 million, a profit of US$32.6 million, a loss of US$72.1 million, and a loss of US$31.4 million, respectively. In 2019, operating profit (loss) before financial income (expense) for these business units was a loss of US$68.9 million, a loss of US$49.3 million, a loss of US$62.0 million, a profit of US$130.0 million, and a loss of US$26.8 million, respectively. For additional information on operating profit by business unit, see Note 38.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Excluding the aforementioned special items and provisions as explained above, our operating loss in 2020 would have been of US$100.5 million, while our operating loss would have been US$5.4 million in 2019. Our operating margins adjusted for the exclusion of these special items would have been negative 2.7% in 2020 and negative 0.1% in 2019.

In addition, excluding the aforementioned special items and provisions, our operating profit (loss) by business unit for 2020 for the Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business unit would have been a loss of US$167.0 million, a profit of US$81.0 million, a profit of US$36.4 million, a loss of US$19.5 million, and a loss of US$31.4 million, respectively; and in 2019, our operating profit (loss) for these business units would have been a loss of US$68.9 million, a profit of US$22.3 million, a loss of US$62.0 million, a profit of US$130.0 million, and a loss of US$26.8 million, respectively.

Financial Income (Expenses), Net

Financial income (expense), net varied from an expense of US$116.1 million in 2019 to an expense of US$232.7 million in 2020, primarily due to lower interest on cash and cash equivalents and financial investments, and lower interest on receivables in 2020 as compared to 2019.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net represented a loss of US$79.1 million in 2020, compared to a gain of US$6.9 million in 2019, driven by the appreciation of 28.9% in the value of the U.S. dollar versus the Brazilian real from the end of 2019 to the end of 2020, and its impact on our net monetary asset position in reais.

Loss Before Income Tax

As a result of the aforementioned factors, profit (loss) before taxes on income fell from a loss of US$186.2 million in 2019 to a loss of US$635.2 million in 2020.

Income Tax Expense

Income tax expense decreased from an expense of US$130.3 million in 2019 to an expense of US$93.1 million in 2020, primarily due to a combination of lower taxes on profits of overseas subsidiaries and positive other differences between accounting and fiscal basis.

Our effective tax rate was 14.7% in 2020 and 70.0% in 2019. The variation between the periods is mainly related to higher current income tax expenses on foreign subsidiaries in 2019 as a result of the internal carve-out process and restructuring of corporate structure of foreign subsidiaries, as well as the impacts of differences between accounting and fiscal basis. For additional information on the reconciliation of income tax expense, see Note 23.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Loss for the Period

As a consequence of the aforementioned factors, our consolidated net loss after taxes, excluding non-controlling interest, increased from a loss of US$316.5 million in 2019 to a loss of US$728.3 million in 2020. As a percentage of revenue, net profit margin after taxes declined from negative 5.8% in 2019 to negative 19.3% in 2020.

2019 Compared with 2018

Revenue

Consolidated revenue increased 7.7% in the period, from US$5,071.1 million in 2018 to US$5,462.6 million in 2019. Revenues from our Commercial Aviation business unit decreased 5.3%, from US$2,358.3 million in 2018 to US$2,234.4 million in 2019. Revenue from our Executive Aviation business unit increased 26.5%, from US$1,104.3 million in 2018 to US$1,397.0 million in 2019, with total executive jet deliveries increasing 19.8% in 2019 as compared to 2018. Revenue from our Defense and Security business unit increased 25.3%, from US$460.1 million in 2018 to US$576.3 million in 2019. Revenue from our Services and Support business unit increased 10.0%, from US$1,132.8 million in 2018 to US$1,245.7 million in 2019. Revenue from Other Related business unit decreased 41.0%, from US$15.6 million in 2018 to US$9.2 million in 2019.

The 5.3% decrease in revenue from Commercial Aviation in 2019 was due in part to a 1.1% decrease in commercial jet deliveries from 90 aircraft in 2018 to 89 aircraft in 2019, combined with a less favorable mix of jet deliveries in 2019 as compared to 2018 as well as slightly lower used aircraft sales in the current period.

The increase of 26.5% in revenue from our Executive Aviation business unit in 2019 was primarily due to higher deliveries in the period, which was 19.8% higher than in 2018, from 91 total executive jet deliveries in 2018 to 109 total executive jet deliveries in 2019. The increase in business unit revenues was higher than the increase in deliveries largely due to a more favorable mix of jet deliveries in 2019 as compared to 2018. In 2019, deliveries of large jets represented 43.1% of the total jets delivered compared to 30% in 2018. Large jets generally carry higher selling prices than light jets.

A significant part of our revenues from the Defense and Security business unit is accounted for under the percentage of completion method, and we continued to execute under existing contracts with the Brazilian government, including the KC-390 Millennium program, SISFRON, deliveries of special mission aircraft, and others. Additionally, we continued to deliver Super Tucano aircraft to several countries around the world. Revenue from our Defense and Security business unit increased 25.3%, from US$460.1 million in 2018 to US$576.3 million in 2019, largely due to a lower number of negative cost base revisions (which negatively impact revenue recognition under the percentage of completion method) on the C-390 Millennium development contract in 2019. Defense and Security revenues were negatively impacted in 2018 by a cost base revision for the C-390 Millennium development contract recognized in the second quarter, resulting from the runway excursion incident involving aircraft prototype 001.

Our Services and Support business unit revenues increased 10.0% from US$1,132.8 million in 2018 to US$1,245.7 million in 2019, with growth across several business lines during the year including commercial aviation parts and maintenance and executive jets parts and maintenance, as well as growth in revenues from our subsidiary OGMA during the year.

Cost of Sales and Services

Cost of sales and services increased 8.5%, from US$4,303.1 million in 2018 to US$4,667.1 million in 2019. The increase in cost of sales was higher than the 7.7% increase in revenues in 2019, thus driving an increase in cost of sales and services as a percentage of revenue, from 84.9% in 2018 to 85.4% in 2019. This increase in cost of sales as a percentage of revenue was driven by a less favorable mix of jet deliveries in our Commercial Aviation and Executive Aviation business units in 2019 as compared to 2018. Gross margin decreased from 15.1% in 2018 to 14.6% in 2019.

Cost of sales and services in our Commercial Aviation business unit decreased 0.3%, from US$1,976.8 million in 2018 to US$1,971.1 million in 2019, which was lower than the 5.3% decrease in revenues during the period. This was largely due to the impact of the ramp-up of production of the E2 E-Jets program, in which early units tend to have higher production costs than later units in the program. Gross margin in our Commercial Aviation business decreased from 16.2% in 2018 to 11.8% in 2019.

Cost of sales and services in our Executive Aviation business unit increased 32.5%, from US$914.1 million in 2018 to US$1,211.1 million in 2019. Cost of sales and services increased more than revenues in the business unit during 2019, primarily due to deliveries of Legacy 450 (15 jet deliveries) and Legacy 500 (11 jet deliveries) models during the period at discounted prices following the introduction of the Praetor 500 and Praetor 600 business jets in 2019, which offer better range and other capabilities in the same mid-size and super mid-size segments of the market. Gross margin in our Executive Aviation business unit decreased from 17.2% in 2018 to 13.3% in 2019.

Cost of sales and services in the Defense and Security business unit decreased 5.7%, from US$572.1 million in 2018 to US$539.6 million in 2019. The decrease in cost of sales and services compares to the 25.3% increase in revenues in the business unit during the period, and this difference is primarily due to lower negative cost base revisions on the C-390 Millennium development contract in 2019 as compared to 2018. The cost base revision relates to the runway excursion incident involving aircraft prototype 001 in 2018. As a result, the gross margin of our Defense and Security business unit increased from negative 24.3% in 2018 to 6.4% in 2019.

Cost of sales and services in our Services and Support business unit increased 13.2%, from US$819.0 million in 2018 to US$927.4 million in 2019. The higher increase in cost of sales and services when compared to the 10.0% revenue growth during the period is largely due to lower profitability in the commercial aviation services and MRO segment within the unit. Gross margin in the Services and Support business unit decreased from 27.7% in 2018 to 25.6% in 2019.

Cost of sales and services in the Other Related business unit decreased 15.2% from US$21.1 million in 2018 to US$17.9 million in 2019, while revenues for this business unit decreased 41.0% in 2019.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 3.6% to US$795.5 million in 2019 from US$768.0 million in 2018. Our gross margin decreased to 14.6% in 2019 from 15.1% in 2018.

Operating Income (Expenses)

As further discussed below, total operating expenses increased 19.1% to US$872.5 million in 2019, from US$732.7 million in 2018. Total operating expenses as a percentage of revenues increased to 16.0% in 2019 as compared to 14.4% in 2018, due to a combination of higher revenues in 2019, higher special items, and higher separation costs related to the segregation of assets and liabilities of the Commercial Aviation business unit and its related services as preparation for the now-terminated strategic partnership with Boeing. Special items recognized in 2018 expenses included a total of US$61.3 million of impairment charges in the Executive Aviation business unit, while in 2019 special items included a total of US$71.6 million of impairment charges in the Executive Aviation business unit.

Excluding the impact of the special items recognized in our results in both periods, our total operating expenses in 2019 would have been US$800.9 million compared to US$671.4 million in 2018; and, as a percentage of revenues, our total operating expenses would have been 14.7% and 13.2% of our total revenues in 2019 and 2018, respectively.

Administrative. Administrative expenses increased 4.2%, from US$182.6 million in 2018 to US$190.2 million in 2019. The majority of our administrative expenses are fixed and do not generally increase in line with changes in our revenues.

Expected credit losses (reversal) over financial assets and contract assets varied from a reversal of provisions of US$1.5 million in 2018 to a reversal of US$0.6 million in 2019.

Selling. Selling expenses decreased 6.3%, from US$305.7 million in 2018 to US$286.5 million in 2019. The decline in selling expenses was largely due to cost reduction and better management strategies to control expenses in 2019 compared to 2018.

Research. Research expenses were relatively stable at US$49.4 million in 2019 versus the US$46.1 million reported in 2018.

Other operating income (expense), net. Other operating (expense) income, net was an expense of US$346.8 million in 2019, compared to an expense of US$199.4 million in 2018. The increase in other operating expenses is largely due to the increase in the recognition of impairment charges in the Executive Aviation business unit from US$61.3 million in 2018 to US$71.6 million in 2019, as well as higher consulting and corporate project expenditures in 2019 versus 2018 and separation costs related to the now-terminated strategic partnership with Boeing of US$111.3 million in 2019. For additional information, see Note 1.1.1 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

The table below sets forth the special item recognized in other operating (expense) income, net for the periods indicated:

Special item	2019	2018
	(in US$ millions)
Impairment loss Executive Jet business	71.6	61.3

Total	71.6	61.3

Excluding the impact of this special item recognized in our results, our other operating (expense) income, net would have been US$275.2 million in 2019 and US$138.1 million in 2018, primarily due to higher expenditures on corporate projects and consulting services during the year combined with separation costs of US$111.3 million in 2019 related to the now-terminated strategic partnership with Boeing.

Equity in Income (Losses) of Associates

Equity in income (losses) of associates changed from a loss of US$0.4 million in 2018 to income of US$0.2 million in 2019.

Operating Income/(Loss) Before Financial Result

As a result of the aforementioned factors, our consolidated operating income/(loss) before financial result changed from an operating income of US$35.3 million in 2018 to an operating loss of US$77.0 million in 2019, primarily due to separation costs related to the segregation of assets and liabilities of the Commercial Aviation business unit and its related services in preparation for the now-terminated strategic partnership with Boeing and secondarily due to lower profitability of our Commercial Aviation business unit deliveries in 2019 as compared to 2018. Our operating margin varied from 0.7% in 2018 to negative 1.4% in 2019.

Operating income/(loss) before financial result by business unit for 2019 for the Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business units was a loss of US$68.9 million, a loss of US$49.3 million, a loss of US$62.0 million, a profit of US$130.0 million, and a loss of US$26.8 million, respectively. In 2018, operating income/(loss) before financial result for these business units was a profit of US$152.9 million, a loss of US$44.5 million, a loss of US$197.4 million, a profit of US$136.8 million, and a loss of US$12.5 million, respectively. For additional information on operating profit by business unit, see Note 38.5 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Excluding the aforementioned special items provisions as explained above, our operating profit (loss) in 2019 would have been a loss of US$5.4 million. Excluding the special items as well as an adjustment for the US$127.2 million cost base revision on the C-390 Millennium development contract relating to the runway excursion, our operating profit (loss) would have been a profit of US$223.8 million in 2018. Our operating margins adjustment for these special items would have been a negative 0.1% in 2019 and 4.4% in 2018.

In addition, excluding the aforementioned special items provisions, other expenses, and the Defense and Security cost base revision explained above, our operating profit (loss) by business unit for 2019 for the Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business unit would have been a loss of US$68.9 million, a profit of US$22.3 million, a loss of US$62.0 million, a profit of US$130.0 million, and a loss of US$26.8 million, respectively; and in 2018, our operating profit (loss) for these business units would have been a profit of US$152.9 million, a profit of US$16.8 million, a loss of US$70.2 million, a profit of US$136.8 million, and a loss of US$12.5 million, respectively.

Financial Income (Expense), Net

Financial income (expense), net decreased from an expense of US$171.5 million in 2018 to US$116.1 million in 2019, primarily due to a decrease in interest on loans and financing from US$226.3 million in 2018 to US$201.6 million in 2019 and an improvement in derivative financial instruments from a loss of US$15.4 million in 2018 to a gain of US$6.4 million in 2019.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net was a gain of US$6.9 million in 2019, compared to zero in 2018.

Loss Before Income Tax

As a result of the aforementioned factors, profit (loss) before taxes on income decreased from a loss of US$136.2 million in 2018 to a loss of US$186.2 million in 2019.

Income Tax Expense

Income tax expense increased from US$35.0 million in 2018 to US$130.3 million in 2019, primarily due to (i) increased taxes on profits of overseas subsidiaries from income tax expense of US$33.2 million in 2018 to US$72.3 million in 2019, (ii) increased income tax expenses relating to differences between IFRS and fiscal basis, from an income tax credit of US$33.7 million in 2018 to an income tax expense of US$150.6 million in 2019. For additional information on the reconciliation of income tax expense, see Note 23.2 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Our effective tax rate was 70.0% in 2019 and 25.7% in 2018.

Loss for the Period

As a consequence of the aforementioned factors, our consolidated net loss after taxes, excluding non-controlling interest, increased from a loss of US$171.2 million in 2018 to a loss of US$316.5 million in 2019. As a percentage of revenue, net profit margin after taxes declined from negative 3.4% in 2018 to negative 5.8% in 2019.

Accounting Standards

Below is a summary of the new accounting standards and interpretations that could have a significant impact over our consolidated financial statements in the coming years. For additional information on the accounting standards, see Note 2.2 to our 2020 consolidated financial statements.

Replacement of LIBOR and other interbank offered rates (IBORs) – International Accounting Standards Board (IASB) has issued amendments to IAS 39, IFRS 7 and IFRS 9 that address the replacement of the London Interbank Offered Rate (LIBOR) and other interbank offered rates (IBORs). The reform of benchmark interest rates is divided into two phases:

1)

Phase 1 (effective as of January 1, 2020): considers temporary reliefs in the period before the reform to specific hedge accounting requirements to hedging relationships directly affected by the replacement of one benchmark rate with an alternative one.

2)

Phase 2 (effective as of January, 2021): addresses replacement issues, including changes to contractual cash flows and hedge relationships as a result of the replacement of one benchmark rate with an alternative one.

As of December 31, 2020, we have relevant transactions indexed to LIBOR. Considering the pre-replacement period for IBOR reform, we have adopted temporary reliefs from Phase 1 to the non-replacement of the rates during this period, with the purpose of analyzing the economic relationship of our hedge accounting structures, as well as for our prospective assessment of effectiveness, which did not provide significant impacts on hedge relationships. We are revising our contracts and have no expectations of material impacts related to this replacement.

Other new accounting standards have been amended or are in the process of amendment and will come into effect in the coming years; however, these are not mentioned, as we do not expect them to have a significant impact over our results of operations and financial condition.

5B.	Liquidity and Capital Resources

Overview

Our liquidity needs arise mainly from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. To meet these needs, we generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets. For additional information on our working capital requirements and our capital sources, see “Item 4. Information on the Company—4B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4. Information on the Company—4B. Business Overview—Commercial Aviation Business Unit—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (i) make other planned capital expenditures and (ii) pay dividends and interest on shareholders’ equity. Our access to liquidity sources was not materially impacted in 2020. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions, including as a result of the COVID-19 pandemic.

As a result of the COVID-19 pandemic, as of the date of this annual report, we have experienced certain delays in our supply chain, production operations and material impacts on the demand for our products, as well as a cancellation of firm order of our Executive Aviation business unit and reschedules of our Commercial Aviation and Executive Aviation business units aircraft deliveries. We expect that our customers will continue to reschedule deliveries, fail to exercise options or continue to cancel firm orders as a result of potential economic downturns, including as a result of the COVID-19 pandemic, or financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.

As a result of COVID-19, as of the date of this annual report we have taken measures to preserve our cash flow, including (i) reductions in working hours and pay cuts; (ii) extension of payment terms relating to our suppliers, as described below under “5A. Operating Results—Current Conditions and Trends in our Industry—COVID-19”; (iii) extension of tax payment deadlines; (iv) negotiation of new credit lines; and (v) adjustment of our production chain.

Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital

2020 Compared with 2019

In 2020, net cash used by operating activities was US$1,290.2 million, compared to net cash generated by operating activities of US$893.8 million in 2019, primarily a result of the impacts of the COVID-19 pandemic on operating results (a greater net loss in 2020) and certain working capital accounts (namely inventories) given lower deliveries during the year. Also in 2020, we invested more of our cash in financial investments leading to a US$513.0 million decrease in operating cash flow compared to 2019, in which the change in financial investments represented a US$507.8 million benefit to operating cash flow.

Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) increased from US$935.3 million as of December 31, 2019 to US$1,393.5 million as of December 31, 2020, primarily as a result of lower trade accounts payable and lower contract liabilities in 2020 as compared to 2019.

2019 Compared with 2018

In 2019, net cash generated by operating activities decreased 19.3%, from net cash generated in the amount of US$1,107.6 million in 2018 to net cash generated in the amount of US$893.8 million in 2019, primarily a result of (i) higher losses for the period, which included higher separation costs related to the segregation of assets and liabilities of the Commercial Aviation business unit and its related services in connection with the Boeing Transaction, and (ii) an increase in contract assets, as well as a decrease in trade accounts payable in 2019 compared to 2018.

Our adjusted working capital (defined as total current assets less cash and equivalents and financial investment minus total current liabilities less loans and financing) decreased from US$1,197.4 million as of December 31, 2018 to US$935.3 million as of December 31, 2019, primarily as a result of lower inventories and higher contract liabilities in 2019 compared to 2018.

Net Cash Used in Investing Activities

2020 Compared with 2019

Net cash generated or used in investing activities changed from net cash generation of US$407.7 million in 2019, to net cash used of US$105.3 million in 2020, primarily due to lower proceeds from financial investments in 2020 versus 2019.

2019 Compared with 2018

Net cash generated in investing activities increased from a net cash used in investing activities of US$523.1 million in 2018 to net cash generated of US$407.7 million in 2019. Net cash was generated by investing activities in 2019 as compared to cash used in investing activities in 2018, primarily due to a US$977.8 million in-flow from financial investments in the period as a result of changes in cash management strategies.

Net Cash Generated (Used) by Financing Activities and Total Debt

2020 Compared with 2019

In 2019, net cash used by financing activities was US$257.0 million, while in 2020 we generated cash from financing activities of US$1,008.6 million. The higher net cash generated from financing activities in 2020 as compared to 2019 is primarily due to higher proceeds from borrowing in 2020 (US$2,079.1 million versus US$400.5 million), partially offset by higher repayment of borrowings (US$1,061.8 million in 2020 versus US$645.9 million in 2019). This reflects our efforts to increase liquidity in the context of the COVID-19 pandemic via working capital and export financing agreements in an aggregate principal amount of up to US$615.0 million from BNDES and public and private banks, a working capital guarantee agreement with U.S. Exim Bank for US$97.2 million, and the issuance of US$750.0 million in bonds in the international capital markets with maturity in 2028.

On December 31, 2020, we had total debt (composed of loans and financing) of US$4,448.0 million under our financing arrangements, 91.6% of which was long-term debt and 8.4% of which consisted of short-term debt. On the other hand, we had total debt of US$3,392.3 million as of December 31, 2019, 97.8% of which consisted of long-term debt and 2.2% of which consisted of short-term debt.

2019 Compared with 2018

In 2019, net cash used by financing activities decreased 48.9%, from net cash used by financing activities of US$503.4 million in 2018, of which US$212.5 million refers to the Commercial Aviation business unit, to net cash used by financing activities of US$257.0 million in 2019, of which US$19.1 million refers to the Commercial Aviation business unit. The higher use of cash in financing activities in 2019 as compared to 2018 is primarily due to lower proceeds from new borrowings and higher repayment of borrowing in 2019.

On December 31, 2019, we had total debt (composed of loans and financing) of US$3,392.3 million under our financing arrangements, 2.2% of which was long-term debt and 97.8% of which consisted of short-term debt. On the other hand, we had total debt of US$3,647.6 million as of December 31, 2018, 95.1% of which consisted of long-term debt and 4.9% of which consisted of short-term debt.

Credit Facilities and Lines of Credit

Long-term Facilities

In June 2012, we issued 5.150% US$500.0 million notes due 2022 and, as of December 31, 2020, US$331.7 million were outstanding (US$0.7 million in the short-term), including principal and accrued interest. Interest is paid semiannually. The notes are our unsecured and unsubordinated obligations. The indenture under which the notes were issued contains customary covenants and restrictions, including limitation on liens, consolidation, merger or transfer of assets.

In September 2013, we completed an exchange offer in which (i) US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and (ii) US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for approximately US$540.5 million in principal amount of notes issued by Embraer Overseas at a rate of 5.696%, maturing in 2023. The notes due in 2023 were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2020, a total of US$438.6 million under our notes due 2023 was outstanding, of which US$7.4 million was due in the short-term, including principal and accrued interest.

In June 2015, Embraer Netherlands Finance issued 5.05% US$1.0 billion guaranteed notes due 2025, and, as of December 31, 2020, US$996.4 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

In February 2017, Embraer Netherlands Finance issued 5.40% US$750.0 million guaranteed notes due 2027 and as of December 31, 2020, US$764.9 million was outstanding (US$16.9 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

On June 15, 2020, we entered into working capital and export financing agreements in an aggregate principal amount of US$615.0 million, with a term of up to four years, of which US$300.0 million was financed by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), which amount was disbursed in August 2020, and U$315.0 million was financed by private and public banks, of which U$160.0 million was disbursed in June 2020, U$145.0 million was disbursed in July 2020 and U$10.0 million was disbursed in September 2020. As of December 31, 2020, US$618.6 million was outstanding (US$3.6 million in the short-term) including principal and accrued interest.

In August 2020, we entered into a working capital guarantee agreement with the Export-Import Bank of the United States in an aggregate principal amount of US$97.2 million, with a term of one year, which amount was disbursed in August 2020. This working capital and export financing has strengthened our cash position and guaranteed funding for our entire operational process, from production to product shipment for the export market. As of December 31, 2020, US$96.0 million was outstanding in the short-term, including principal and accrued interest. Interest is paid monthly.

In September 2020, Embraer Netherlands Finance issued 6.950% US$750.0 million guaranteed notes due 2028, or the 2028 notes, and as of December 31, 2020, US$757.3 million was outstanding (US$14.9 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

Concurrently with the offering of the 2028 notes, in September 2020, Embraer Netherlands Finance completed two concurrent and distinct cash tender offers in which (i) US$167.7 million in principal amount of our guaranteed notes due 2022 was tendered and accepted for purchase, and (ii) US$168.8 million in principal amount of our guaranteed notes due 2023 was tendered, of which US$82.3 million was accepted for purchase.

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2022, 2023, 2025, 2027 and 2028, through cash purchases, tender offers and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be canceled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$444.3 million as of December 31, 2020. For additional information on these financing arrangements, see Note 20 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Of our total indebtedness, US$360.3 million (mainly related to our financing with BNDES), are secured by security interests in real estate, machinery and equipment and bank guarantees, in the aggregate amount of US$502.8 million as of December 31, 2020.

We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 20 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

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

Subsequent Events

Other than the events described in this annual report, no subsequent events have occurred after December 31, 2020.

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

Commercial Aviation, Executive Aviation and Services and Support

In our Commercial Aviation, Executive Aviation and Services and Support business units, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in these business units are capitalized from the date of board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products for the Commercial Aviation and Executive Aviation business units. For additional information on our development expenditures, see “Item 5. Operating and Financial Review and Prospects—5C. Research and Development, Patents and Licenses, etc.—Research.”

Our main ongoing project in the Commercial Aviation business unit is the development of the E175-E2, the third member of the E-Jets E2 family, which also comprises the E190-E2 and E195-E2 aircraft.

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

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “5C. Research and Development, Patents and Licenses, etc.—Capital Expenditures—Research.”

Defense and Security

We incur expenditures for defense and security programs under both development and production contracts; however, the customers involved in these programs, which in our case mainly consists of the Brazilian government, fund these programs. A significant part of these contracts are defined as construction contracts and the revenue associated with these contracts is realized on a percentage of completion basis, as contract milestones are achieved.

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

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2020, we had approximately 474 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Considering our utility and design patent portfolios, as of December 31, 2020, we had filed 783 patent applications and had been granted 534 patents.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services, and markets aiming to a more sustainable future.

At the same time that it is necessary to compete, through consolidated technologies, in markets where efficiency and incremental improvements are valued as competitive differentials; it is also essential to be able to compete with distinction and relevance, through innovations and new technologies, and in new markets where flexibility, agility and experimentation are key to obtain competitive advantages. In this context, we set the balance between incremental, adjacent and transformational innovation.

We believe innovation is key to the competitiveness and continuous growth of our business. For this reason we have created a vice-presidency dedicated to Corporate Innovation, Digital Transformation and New Business Development that reports directly to our chief executive officer and is responsible for our innovation strategy at the Company as a whole. In 2018, we also created the Innovation Verticals, which are our priorities themes in research, technology and innovation to accelerate business results, and which main purpose is to organize and prioritize innovation efforts and investments, activating the best power of a common, co-created corporate vision about business models, niches, technologies, future products, services and processes. The Innovation Verticals integrate our innovation efforts across all business units, affiliates, EmbraerX, as defined below, research and technology development, and other support areas.

Our current Innovation Verticals are: Autonomous Flight, Electrification, Platform Based Services, Urban Air Mobility, Artificial Intelligence and Data Science, Passenger Experience, Airframe Efficiency, Advanced Design and Manufacturing, and Cybersecurity.

One of the key contributors to our innovation strategy is EmbraerX, a market accelerator committed to the development of innovative solutions. Launched in 2017 as a disruptive business subsidiary of Embraer S.A., it has a presence in innovation hubs in Silicon Valley, Boston, the Florida Space Coast, and Europe, integrated with our core competencies in Brazil and worldwide. EmbraerX’s team of innovators, creators, thought leaders, and designers work in networks inside and outside Embraer through multiple partnerships and combines the vision of human-centered development with business and engineering expertise to tackle some of the biggest problems of humanity’s mobility.

In 2020, EmbraerX took an important step towards the development of the Urban Air Mobility, or UAM ecosystem with the launch of its first spin-off, Eve Urban Air Mobility Solutions, Inc., a new and independent company that takes a holistic approach to progress in the UAM sector, through an advanced vertical take-off and landing electric vehicle (eVTOL) project, a comprehensive global service and support network and a unique urban air traffic management solution. EmbraerX also made significant progress in 2020 in the development of Beacon, its digital platform that is designed to transform the aviation aftermarket by enabling seamless connection of all stakeholders involved in the aircraft return-to-service activities, saving significant cost and time for the operators and service suppliers.

The Research and Technology (R&T) department is constantly monitoring the global technological environment and is developing the readiness of new technologies that will enable us to maintain our competitiveness and to achieve our vision of the future.

To strengthen the capability of pre-competitive aeronautical research activities in Brazil and other countries, Embraer has been working with different R&T organizations worldwide, covering a very broad spectrum of technologies. The operational model usually adopted by Embraer and these R&T organizations is based on a scope definition and agreement of multi-year high-quality research cooperation contracts.

Some R&T projects are developed in cooperation with reference universities and research centers in Brazil and abroad, including Instituto Tecnológico da Aeronáutica (ITA), Serviço Nacional da Aprendizagem Industrial (SENAI), Universidade Federal de Santa Catarina (UFSC), Instituto de Pesquisas Tecnológicas (IPT), Universidade Federal de Minas Gerais (UFMG), Universidade de São Paulo (USP), Centro de Referência em Tecnologias Inovadoras (CERTI), Michigan University (USA), Fraunhofer (GER), National Institute of Aerospace—NIA (USA), Aerospace Vehicle Systems Institute—AVSI (USA), University of Bristol (UK), Cranfield University (UK), Twente University (NED), TU Delft (NED), NLR (NED), DNW (NED-GER), University of Stuttgart (GER) and DLR (GER).

In the period from 2018 through 2020, we entered into collaborative research agreements with 40 entities in areas such as Sustainable Aviation Fuels, Electrification, Autonomy, Flight Safety, Aircraft Condition-Based Maintenance, Aircraft Design, New Materials & Structures, Noise Reduction, Airborne Systems, Modeling & Simulation, Augmented Reality, Artificial Intelligence & Data Sciences and Flexible Manufacturing Solutions.

We expect to keep and strengthen our relationship with the most relevant R&T organizations, and to become their best industrial partner in terms of aeronautical research, fostering a sustainable future for the aviation industry.

Another front of our innovation strategy is corporate venture capital, or CVC. CVC is an approach that allows investment in adjacent and transformational initiatives, with risk-sharing and resource leverage. Besides, such investments are executed faster and at a lower experimental capital expenditure. In 2014 we started the operation of the first Embraer CVC fund, the FIP Aeroespacial, bringing three institutional investors in addition to Embraer, BNDES, FINEP and Desenvolve SP, under a limited partner investment structure. In 2018, the Silicon Valley-based fund Catapult Ventures was included in the strategy to cover the United States, creating a global indirect fund to commit to venture capital, the Embraer Ventures.

In July 2020, we entered into a contract for a majority investment in the Brazilian security intelligence firm Tempest, one of the original invested companies in the FIP Aeroespacial. The largest cybersecurity company in Brazil, Tempest positions itself as a provider of complete solutions for business protection in the digital world. With offices in Recife, São Paulo, and London, it serves more than 300 clients in Brazil, Latin America, and Europe.

Besides our CVC strategy, another way to interact with startups is our tailor-made smart procurement process targeted at small innovative companies. Embraer Startup Program is an agile process of hiring plug & play services and solutions aiming at operational efficiency and its simplification, acceleration of digitalization throughout the company, empowerment of the areas fomenting a fail-fast culture pro-innovation, and promote Embraer’s visibility in major ecosystems. The program is open to all and any employee who is willing to look for innovative and disruptive solutions in the startup ecosystem. Since its creation in 2017, we have hired startups that use artificial intelligence and machine learning to increase efficiency and solve problems: in recruiting new employees; converting leads into sales opportunities; helping with the perception of unverified customer needs; providing self-knowledge and learning platform, among others.

We also have the Innova Program, which is another tool that aims to strengthen the innovation culture within Embraer. The Innova Program manages the Green Light, Innova Challenge, as defined below, and promote cultural events across the company. The Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. The FIP Aeroespacial itself is one example of an implemented project through the Green Light program. In 2020, 30 innovative projects were under development. The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to solve issues globally from different departments of the company, and any employee in the world may participate in this process. Cultural events like the Innovation Day in 2020 had the participation of around 2,000 employees.

With respect to our digital transformation, our strategic objectives emphasize operational efficiency in processes with potential digital application as well as the creation of new digitally enabled businesses and revenues. We develop digital products in the corporate and business levels anchored in the practices of Design Thinking, Minimum Viable Product (MVP), lean startup and agile implementation. Some examples of digital products involve software with artificial intelligence for sales, to select the best purchase proposals, legal processes, and new data-based services to be offered to aircraft operators.

Since the beginning of the COVID-19 pandemic, our main concern has always been the health of our employees and partners, as well as our contribution to society to overcome the impacts of the crisis through our innovation capabilities. Among other initiatives, we have worked in partnership with companies and research centers on technologies to increase the availability of equipment and solutions. These actions, developed jointly with our supply chain, included the manufacturing of parts for the ventilator and respirator industry, the replacement of imported components of ventilators, the development of high-efficiency filtration systems for transforming regular hospital beds into intensive care beds, and studies for the development of simple, robust, and portable respirators aimed at rapid implementation and availability.

We are convinced that building and maintaining a strong culture of innovation in an organization dramatically enhances the development of new ideas for improvements, new products, innovative services, and new businesses. Innovations related to programs from our operations that entered into service in the last five years accounted for approximately 42.6% of our net revenues in 2020.

5D.	Trend Information

General Information

Our total firm order backlog as of December 31, 2020 was US$14.4 billion, of which US$7.6 billion was from the Commercial Aviation business unit, US$1.2 billion was from the Executive Aviation business unit, US$3.6 billion was from the Defense and Security business unit and US$2.0 billion was from the Services and Support business unit.

Economic uncertainty, mainly related to the COVID-19 outbreak, will continue to play a role in investment attitude and philosophy of the private and public sectors. Business jet prospective buyers around the globe are reviewing their cash flows and capital expenditures in order to preserve capital, which is affecting market growth fundamentals and perspectives.

As a result of the COVID-19 outbreak, we expect the global economy will remain in an uncertain scenario affecting the decision making process of companies’ boards of directors and investors, and their will to allocate resources in executive transportation alternatives, mainly when deciding on discretionary asset acquisitions, such as purchasing a new business jet.

In our Commercial Aviation business unit, we expect that traffic disruption and decreased demand affecting our customer’s operations globally may continue to materially affect our deliveries in 2021. According to Cirium, by the end of 2020, approximately one-third of the global fleet was in storage, while IATA predicts that, by the end of 2021, there will be a decrease of approximately 62% in commercial air traffic (as measured by revenue passenger kilometers) compared to 2019 levels and 38% compared to 2020 levels. As a result of developments relating to the COVID-19 pandemic, we are in ongoing discussions and negotiations with our customers. Some of them have rescheduled aircraft deliveries for 2021 and beyond, which has affected our 2020 deliveries and 2021 projected deliveries, but, as of the date of this annual report, no aircraft order has been cancelled. Additionally, the workforce reduction, as a result of the COVID-19 pandemic, has slowed down the pace of certification activities for the E175-E2 aircraft.

The recovery pace is difficult to predict since this outbreak has no precedent in history. As per our most recent Market Outlook, we expected domestic demand to comeback to 2019 levels by 2023. Until then, it is hard to determine the impact of the COVID-19 on our business, but we expect that some customers may continue to postpone their scheduled aircraft deliveries or consider cancellations.

In the Executive Aviation business unit, despite the recent growth of high net worth individuals demanding private and business aviation services and aircraft, we expect that the inventory level and the lower price of pre-owned aircraft, when compared to a new one, will continue to influence the demand for brand new aircraft and will delay recovery of this business unit to delivery levels had prior to the COVID-19 pandemic. On the other hand, we also expect that our new product offerings, namely the Praetor 500 midsize jet and Praetor 600 super midsize jet, and the upgrades made on the Phenom 300E, will partially offset the effects of COVID-19 and help us to be in a better position in the business jet market. As a result of COVID-19, as of the date of this annual report, one of our executive jets customers cancelled its firm orders and some of our executive jets customers postponed their scheduled aircraft deliveries. Although we cannot predict the full impact of the COVID-19 outbreak in the short-to-medium term on our business, we expect that some customers will postpone their scheduled aircraft deliveries and will continue to cancel their orders. With respect to our Defense and Security business unit, we expect to make progress on the execution of new and existing programs, including the Tamandaré Class Frigates, the C-390 Millennium, SISFRON and LABGENE programs, as well as continue to deliver the Super Tucano aircraft to various governments around the world. However, since a portion of the revenues of our Defense and Security business unit is denominated in reais, we expect that the volatility of the real against the U.S. dollar will continue to affect our financial statements as they are reported in U.S. dollars.

In the Services and Support business unit, despite the impacts of COVID-19 pandemic on our business, especially in the Commercial Aviation business unit, it is possible to identify that flight activity in the Executive Aviation continues to show a strong recovery, with flying back to pre-COVID-19 levels due to the vaccine, borders reopening and lifting the imposed restrictions of many countries. The Defense and Security Services and Support remains committed with an exceptional service offer, high fleet availability providing long-term value creation to our customers. We strive to deliver training to KC-390 Maintenance and continued to meet milestones of the contracted training devices and learning systems. Also, we expect a, increase on spare parts sales, as customers return their operations. Customers are booking slots for training and aircraft maintenance.

Due to the uncertainty related to the spread of COVID-19, we suspended the projections relating to our expected results for 2020, last updated on November 12, 2019. We will issue updated projections for 2021 when we conclude the assessment of the effects that the COVID-19 pandemic will cause to our business. For additional information on the risks related to COVID-19, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer— The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy, which could adversely and materially affect us,” and “Item 3. Key Information—3D. Risk Factors—A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.”

Commercial Aviation Business Unit

The following table summarizes our order book for our Commercial Aviation business unit as of December 31, 2020:

Commercial Aviation	Firm Orders	Options	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	—	352	—
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	—	708	—
EMBRAER 170	191	—	191	—
EMBRAER 175	798	291	666	132
EMBRAER 190	568	—	565	3
EMBRAER 195	172	—	172	—
EMBRAER 190 – E2	22	61	15	7
EMBRAER 195 – E2	153	47	14	139

The following tables set forth our Commercial Aviation order book as of December 31, 2020 by aircraft type, customer and country.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (United States)	9	9	—
JAL (Japan)	18	18	—
NAC / Jetscape (United States)	6	6	—
LOT Polish (Poland)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (United States)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (United States)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	191	—

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (United States)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (United States)	98	98	—
Belavia (Belarus)	1	1	—
CIT (United States)	4	4	—
ECC Leasing (Ireland)(1)	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (United States)	5	5	—
Horizon Air / Alaska (United States)	33	30	3
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (United States)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (United States)	4	4	—
Northwest (United States)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (United States)	223	118	105
Royal Jordanian (Jordan)	2	2	—
Skywest (United States)	182	162	20
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
United Airlines (United States)	110	106	4
Total	798	666	129

(1)	Aircraft delivered by ECC Leasing to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (United States)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	—	3
CIT (United States)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (United States)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (United States)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (United States)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (United States)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (United States)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Total	568	565	3

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (United States)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—

Customer	Firm Orders	Delivered	Firm Order Backlog
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (United States)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	172	172	—

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (United States)	2	—	2
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	8	6	2
Widerøe (Norway)	3	3	—

Total	22	15	7

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	45	10	35
Air Peace (Nigeria)	13	1	12
Aircastle (United States)	23	—	23
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	5	3	2
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	4	—	4
ICBC (China)	10	—	10
Total	153	14	139

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

In the normal course of our business, we enter into certain off-balance sheet arrangements, including financial and residual value guarantees, trade-in obligations, product warranty commitments and operating leases. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivative instruments, see Note 9 to our 2020 audited consolidated financial statements. See also Note 36 to our 2020 audited consolidated financial statements for additional information on our off-balance sheet arrangements. In addition, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.”

Financial and Residual Value Guarantees

Residual value guarantees provide a third party with a specific guaranteed asset value at the end of a financing agreement and typically ensure that, at the exercise date (between six and 19 years after the aircraft delivery date), the relevant aircraft will have a residual market value of a percentage of the original sale price. Most of our residual value guarantees are subject to a limitation (a “cap”) and, therefore, on average our guaranteed residual value is 10% of the original sale price. In the event of a decrease in the market value of the underlying aircraft and an exercise by the purchaser of the residual value guarantee, we bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to a cap. Our exposure is mitigated by the fact that the guaranteed party, in order to benefit from the guarantee, must make the aircraft meet specific return conditions.

Assuming all customers supported by financial guarantees defaulted on their aircraft financing arrangements, and also assuming we were required to pay the full aggregate amount of outstanding financial and residual value guarantees and were not able to remarket any of the aircraft to offset our obligations, our maximum unrecorded exposure under these guarantees (less provisions and liabilities) would have been US$92.7 million as of December 31, 2020. For additional discussion of these off-balance sheet arrangements, see Note 36.2 to our 2020 audited consolidated financial statements.

We continuously re-evaluate our risk under our guarantees and trade-in obligations based on a number of factors, including the estimated fair value of our aircraft based on third-party appraisals, including information developed from the sale or lease of similar aircraft in the secondary market, and the credit rating of customers.

The following table provides quantitative data regarding financial guarantees and residual value guarantees we render to third parties in the Commercial Aviation business unit. The maximum potential payments represent the worst-case scenario and do not necessarily reflect the results expected by us. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees.

	As of December 31,
Description	2020	2019	2018
Maximum financial guarantees	29.2	35.9	66.6
Maximum residual value guarantees	154.1	204.3	253.1
Mutually exclusive exposure(1)	(2.3)	(12.5)	(26.9)
Provisions and liabilities recorded(2)	(90.6)	(140.3)	(137.0)
Off-balance sheet exposure	90.4	87.4	155.8
Estimated proceeds from performance guarantees and underlying assets	67.1	86.9	177.6

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

(2)

Represents the sum of our liabilities and provisions of financial and residual value guarantees recorded, excluding accounts payable of financial guarantees and residual value guarantees exercised by the counterparties of US$34.6 million as of December 31, 2020 and US$15.1 million as of December 31, 2018. For additional information on our provisions recorded and liabilities, see Note 24 to our 2020 audited consolidated financial statements.

Because of a reorganization solicitation (Chapter 11) of the customer Republic Airways Holding, filed on February 25, 2016 with the United States of America, we made a provision of US$100.9 million, considering the best estimates at that time based on the information contained in the reorganization filing document, to cover losses related to obligations with financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by this customer. In November 2016, we signed a firm sale for 24 E175 jets with United Airlines. This order represents a transfer of 24 E175 jets previously placed with Republic, which were canceled. During 2016, the reorganization process developed, and we assumed the responsibility of buying back the ERJ 140/145 operated by Republic Airways until then. The provision made in 2015 was sufficient to cover Embraer’s losses with Republic Airways reorganization in a total amount of US$94.7 million related to guarantees and ERJ 140/145 aircraft repurchase. The differences between the US$100.9 million provisioned in 2015 and the losses described above were reverted. Republic Airways was also subject to liquidated damages for contract settlements and accounts receivable within Embraer’s MRO business. To compensate Embraer, Republic Airways issued unsecured pre-petition claims in a total of US$106.0 million, losses on receivables (US$7 million), liquidated damages (US$12 million) and financial guarantees (US$87 million). The values described are the face value of the unsecured pre-petition claims, however, their market price may be lower than those figures, considering our best estimates. On December 31, 2018, these claims were recognized at approximately 56 cents on each US$1.00 (total of US$59.7 million recognized). As of December 31, 2020, all obligations assumed under the Chapter 11 proceeding were settled and the claims received and later converted on equity securities (shares) of Republic Airways are recorded as financial investments of the Company measured at fair value through profit or loss in the total amount of US$55.7 million as of December 31, 2020 (US$60.0 million as of December 31, 2019).

As a result of the COVID-19 pandemic downturn scenario in the Commercial Aviation market, the Company received claims of financial guarantees issued by creditors of certain customers covered by current financial guarantees causing additional losses of US$5.9 million recognized in the statements of income due to the default events of those customers.

Trade-in Obligations

We sometimes provide trade-in options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in price for commercial aircraft is determined in the manner discussed under “—Operating Results—Critical Accounting Estimates.” In 2020, we accepted seven aircraft, with a total invoiced value of US$43.4 million for trade-in pursuant to trade-in options. The trade-in price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third-party appraisers.

We continue to monitor all trade-in commitments to anticipate any adverse economic impact they may have on our financial condition. We may be required to accept trade-ins at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current evaluation and on third-parties’ appraisals, we believe that any aircraft accepted in connection with trade-in commitments may be sold or leased in the market without significant profits or losses. For additional information on our guarantees, see “5A. Operating Results—Critical Accounting Estimates—Residual Value Guarantees.”

5F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosures regarding our material contractual obligations and commercial commitments from our continuing operations as of December 31, 2020:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and financing	5,749.5	568.0	1,591.6	1,666.1	1,923.8
Lease	64,7	10.1	19.4	11.9	23.3
Recourse and non-recourse debt	13.9	4.2	6.5	3.2	—
Financial Guarantees	125.2	42.6	44.1	36.6	1.9
Customer advances	1,049.1	838.8	210.3	—	—
Suppliers	502.3	502.3	—	—	—
Other liabilities	212.8	11.4	49.5	134.5	17.4

Total	7,717.5	1,977.4	1,921.4	1,852.3	1,966.4

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated December 31, 2020. This floating rate exposure is managed through derivatives operations. For additional information on our derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The above table does not reflect contractual commitments related to trade-in options and financial and residual value guarantees discussed in “—Off-Balance Sheet Arrangements” above. For additional information on risks related to our guarantees, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements.” Also, the table does not reflect our sponsorship in the defined contribution pension plan for our employees, participation in which is optional, and our participation, recognized as expense, is expected to be around US$20.1 million per year.

Other liabilities include taxes and payroll charges payable in the total amount of US$83.7 million as of December 31, 2020. The above table does not reflect any information related to our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three reserved seats as follows: (i) one effective and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two effective and two alternate members to be appointed by our employees (one board member and his alternate to be appointed by the Employee Investment Club of the Company—CIEMB—Clube de Investimentos dos Empregados da Embraer and one board member and his or her alternate to be appointed by the non-shareholder employees of the Company). The remaining eight effective directors are elected in accordance with the slate voting, or cumulative voting, rules according to our bylaws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.

According to the Novo Mercado listing segment rules, the members of our board of directors agreed to comply not only with the Novo Mercado rules but also with the rules of the B3 Arbitration Chamber before taking office. In order to take office, the members of the board of directors must execute a term of investiture (termo de posse).

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	76	Chairman of the Board of Directors	2011
Raul Calfat	68	Vice-President of the Board of Directors	2017	(1)
Alexandre Magalhães Filho	68	Member of the Board of Directors	2015
Dan Ioschpe	56	Member of the Board of Directors	2020
Edmilson Saes	59	Member of the Board of Directors	2019
Jeferson Domingues de Freitas	61	Member of the Board of Directors	2020	(2)
João Cox Neto	57	Member of the Board of Directors	2011
Márcio de Souza	54	Member of the Board of Directors	2019
Maria Leticia de Freitas Costa	61	Member of the Board of Directors	2017
Pedro Wongtschowski	74	Member of the Board of Directors	2015
Sergio Guillinet Fajerman	49	Member of the Board of Directors	2020

(1)	Appointed as the vice-president of our board of directors on May 18, 2020.
(2)	Elected as an alternate member for Mr. José Magno Resende de Araujo.

Alexandre Gonçalves Silva. Mr. Silva holds a Bachelor of Science degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro (PUC Rio de Janeiro). In his 40-year career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was the CEO of General Electric (GE) in Brazil from 2001 to 2007 and since then, he has occupied positions on boards of directors of various companies. Mr. Silva is the chairman and an independent member of our board of directors, an independent member of the board of directors of Ultrapar, Nitroquímica and Iochpe-Maxion and an independent member of Vale S.A. nominating committee. Since 2003, Mr. Silva is also a pro bono board member of the American Chamber of Commerce.

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas (FGV). Mr. Calfat (i) was the CEO of Votorantim S.A. until December 2013, and the chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019; (ii) has been the chairman of the board of directors of Aché Laboratórios Farmacêuticos since September 2018; (iii) has been an independent board member of Duratex S.A. since 2015; (iv) has been an independent member of the board of directors of China Three Gorges Brasil since January 2021; (v) is a senior advisor at RGE Pte Ltd (Singapore), Macquarie Serviços Agricolas Participações Ltda and at Bracell SP Cellulose Ltda and (vi) has been a member of the board of Sírio-Libanês Hospital from August 2015 up to April 2020. Mr. Calfat is an independent member of our board of directors, and also acts as the coordinator of our strategy committee and as a member of our audit, risks and ethics committee.

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

Dan Ioschpe. Mr. Ioschpe holds a bachelor’s degree in journalism from Universidade Federal do Rio Grande do Sul (UFRS), class of 1986, with a specialization in marketing from Escola Superior de Propaganda em Marketing (ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Since May 2020, Mr. Ioschpe is an independent member of our board of directors, and also a member of our strategy committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of Cosan S.A., WEG S.A., Marcopolo S.A. and BRF S.A., a chairman of the board of directors of Sindipeças and IEDI, and a member of the board of SESI/SP and ABDI. Mr. Ioschpe held several positions in Iochpe-Maxion S.A., and was the chairman of AGCO do Brasil from 1996 to 1998..

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

João Cox Neto. Mr. Cox currently serves as Chairman the board of directors of Vivara S.A., vice-chairman of Braskem S.A. and also as a member of the boards of directors of Petrobras S.A., Embraer S.A. and Linx S.A. He is the founding partner and managing director of Cox Investments & Advisory. Between 2006 and 2010, Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, The Netherlands and Israel. He also served as a board member of the CRSFN— National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly-Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox is an independent member of the board of directors of Embraer, also acting as a head of the Audit Risks and Ethics Committee and member of the Personnel and Governance Committee.

Maria Leticia de Freitas Costa. Mrs. Costa holds a Bachelor of Science degree in industrial engineering from the Polytechnical School of the Universidade de São Paulo, class of 1982, and an MBA degree from the Samuel Curtis Johnson School of Business at Cornell University, class of 1986. Mrs. Costa is an independent member of our board of directors, also acting as the coordinator of our personnel and governance committee and as a member of our strategy committee. Mrs. Costa is also a partner at Prada Assessoria Empresarial Ltda. since 2010; member of the board of directors of Localiza S.A. since 2009; member of the Board of Directors of BrasilSeg and Mapfre Holding since 2015; a member of the board of directors of Totvs S.A. since 2017; a member of the board of directors of Mapfre S.A. since 2015. She was a member of the board of directors of Martins S.A. from 2014 to 2020. She was also a member of the board of directors of RBS Mídia from 2016 to 2018; member of the audit committee of Votorantim Cimentos from 2015 to 2018; she was the coordinator of the strategy committee at Votorantim Cimentos from 2018 to 2019; member of the audit committee of Votorantim Metais (VMH and CBA) from 2015 to 2017; post-graduation director of the Insper Institute of Education and Research from 2011 to 2015; member of the board of directors of Marcopolo from 2012 to 2016; member of the board of directors of Gafisa S.A. from 2011 to 2012; member of the audit committee of Votorantim Industrial from 2012 to 2014; and a member of the strategy committee of Bematech S.A. from 2014 to 2015.

Márcio de Souza. Mr. Souza holds a bachelor’s degree in law from the Universidade Católica de Petrópolis, class of 1989; an MBA degree in project management from Fundação Getúlio Vargas, class of 2009. He has also concluded specialization courses in writ of mandamus at the Universidade Católica de Petrópolis in 1993; executive development at Insper in 2017; obtained a certification in CPA-20 in 2014; renewed in 2019 and pension funds manager certification – ICSS in 2016, renewed in 2019. Mr. Souza is an independent member of our board of directors, a member of our audit, risks and ethics committee and a management director of Previ – Caixa de Previdência dos Funcionários do Banco do Brasil. At Previ he is responsible for the departments of administrative support, people management, information technology, accounting, financial control, process mapping and controlling, as well as managing the daily operation of the entity. Mr. Souza has had an extensive career at Banco do Brasil and at Previ, working in several positions since 1981.

Pedro Wongtschowski. Mr. Wongtschowski holds a bachelor’s degree in chemical engineering and master and PhD degrees in engineering from the Polytechnical School of the University of São Paulo (Universidade de São Paulo), classes of 1970, 1978 and 1998, respectively. He was CEO of Oxiteno S.A. from 1992 to 2006. From January 2007 to December 2012, he was the president and CEO of ULTRAPAR Participações S.A., a publicly held company doing business in the fields of fuel distribution (Ipiranga), LPG distribution (Ultragaz), bulk liquid logistics (Ultracargo), and specialty chemicals (Oxiteno). Mr. Wongtschowski is the chairman of the board of directors of Ultrapar Participações S.A., an independent director of Embraer S.A.. and Centro de Tecnologia Canavieira S.A., as well as a member of our strategy committee.

Sergio Guillinet Fajerman. Mr. Fajerman holds a Bachelor of Science degree in economics from Universidade do Rio de Janeiro (UFRJ) in 1998, an MBA degree in corporate finance from IBMEC in 2020 and an MBA degree from INSEAD in Fontainebleau, France in 2004. Since May 2020, Mr. Fajerman is a member of our board of directors, also acting as a member of our personnel and governance committee, and a partner and executive director of HR at Itaú Unibanco since 2017.

Committees

Three committees were formed to assist the board of directors in its duties and responsibilities:

•

Strategy Committee (internally called “Strategy and Innovation Committee”). This committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our bylaws. The primary purpose of our strategy committee is to assist the board of directors. The strategy committee’s responsibilities include assisting the board of directors in the performance of its duties, focused on the following areas: (i) strategic objectives and macro-projects relating to our strategic plan and action plan, and (ii) potential opportunities in the assessment of new business. As of the date of this annual report, the members of our strategy committee are the following: Raul Calfat (coordinator and independent director), Dan Ioschpe (independent director), Maria Leticia de Freitas Costa (independent director), Pedro Wongtschowski (independent director), and Israel Vainboim (external member).

•	Audit, Risk and Ethics Committee. See “Item 6C. Board Practices—Audit, Risks and Ethics Committee” below.

•

Personnel and Governance Committee (internally called “Personnel and ESG Committee”). This committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our bylaws. The purpose of this committee is to assist the board of directors with matters related to human resources issues, including appointment of executive officers and removal of executive officers from office and designation of their duties according to our bylaws, compensation and human relations policy and transfer of our resources to employee associations, charity and recreational entities, to the private security fund and foundation. Additionally, this committee also assists our board of directors with corporate governance matters. As of the date of this annual report, the members of the personnel and governance committee are the following: Maria Leticia de Freitas Costa (coordinator and independent director), João Cox Neto (independent director) and Sergio Guillinet Fajerman (independent director).

•	Fiscal Council . See “6C. Board Practices—Audit, Risks and Ethics Committee— Fiscal Council” below.

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

According to the Novo Mercado rules, the members of our board of directors agreed to comply not only with the Novo Mercado rules but also with the rules of the B3 Arbitration Chamber before taking office. In order to take office, the members of the board of directors must execute a term of investiture (termo de posse).

Our chief executive officer’s tenure will end on April 2021, at our annual and special general shareholders’ meetings. We will formalize the announcement of our president and chief executive officer on or before this date.

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	62	President and Chief Executive Officer	2019
Antonio Carlos Garcia	55	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Fabiana Klajner Leschziner	49	Executive Vice President – General Counsel & Chief Compliance Officer	2016
Jackson Medeiros de F. Schneider	56	Executive Vice President – Defense and Security	2014

Francisco Gomes Neto. Mr. Gomes Neto holds a degree in electrical engineering from Universidade de Mogi das Cruzes (UMC), class of 1981, and an MBA degree in controlling and finance from Universidade de São Paulo (USP), class of 2001. He has also concluded specialization courses in business administration at Fundação Getúlio Vargas (FGV) in 2000, finance and risk management at St. John’s University in 2002, executive education programs at University of Michigan in 2002 and at Instituto Brasileiro de Governança (IBGC) in 2018. Mr. Gomes Neto is our president and chief executive officer since May 2019. He has extensive experience in management positions, including CEO positions for approximately 20 years, in the transportation sector in Brazil and abroad. Mr. Gomes Neto was the CEO of Marcopolo Group, one of the leading bus body manufacturers in the world, when he led the company’s transformation process, generating strong sales growth and market value for the business. He was also the CEO Americas of the company Mann+Hummel and was the president of Knorr Bremse, a leading company in commercial vehicle control systems.

Antonio Carlos Garcia. Mr. Garcia holds a degree in accounting from Faculdades Integradas Campos Salles, class of 1989, and an MBA degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC – São Paulo), class of 1999. He also participated in ThyssenKrupp Executive Program at Harvard Business School in 2011. Mr. Garcia was elected Executive Vice President, Financial and Investor Relations on January 1, 2020. Since July 2020 he is also responsible for Procurement. Mr. Garcia worked at ThyssenKrupp where he served as global CFO of the forged technologies business unit in Germany. Previously, he worked for six years at the ZF Group in Brazil and over eighteen years at the Siemens Group, where he worked in several business segments.

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

Jackson Schneider. Mr. Schneider is the President and CEO of Embraer Defense and Security, which provides solutions for defense, space and security customers. He also holds the position of Executive Vice-President of Governmental Relations for Embraer worldwide. Jackson is currently the Chairman of Visiona (space technology Embraer/Telebras joint venture), the Chair of the Brazilian Chapter of BRICS Business Council (CEBRICS) and a member of the Board of Directors of OGMA (aeronautic industry Embraer/Portuguese Government joint venture), the Mercedes-Benz do Brasil Advisory Council, the Estácio Participações Board of Directors, the Advisory Council of Instituto Serzedello Corrêa from TCU (Brazil´s General Accounting Office). He is also an active member in various not-for-profit organizations, including the Biennial Foundation of Sao Paulo, the AACD (Association to Support Disabled Children) and MASP – Assis Chateaubriand São Paulo´s Art Museum. Schneider began his career at the Brazilian Ministry of Justice, actively participating in a number of government committees and special task forces. Prior to joining Embraer, Jackson held management positions in private sector companies such as Mercedes-Benz Brazil and Unilever, holding responsibilities in corporate affairs, legal and HR. Schneider was the former President of ANFAVEA (Brazilian Association of Vehicle Manufacturers), ABIPLA (Brazilian Association of Manufacturers of Cleaning Products) and a Board Member of CDES (Brazilian President´s Council on Economic and Social Development). Jackson holds a law degree from the University of Brasilia (UNB) and a Master of Business Administration degree from the Business School of Sao Paulo. He is a visiting Senior Research Fellow in Conflict and Security at the Department of War Studies at the King’s College London.

6B.	Compensation

Overview

Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2020, the aggregate compensation (including benefits in kind granted) that we paid to members of the board of directors, the audit, risks and ethics committee, the fiscal council and the executive officers for services in all capacities was US$6.5 million of which US$2.4 million to members of the board of directors, US$0.2 million to members of the fiscal council and US$3.9 million to the executive officers.

For the fiscal year ended December 31, 2020, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.6 million, which is included in the US$2.4 million compensation mentioned above.

In addition, in 2020, we contributed US$0.1 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2020, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business. For additional information on our executive compensation, see Notes 14.6 to our 2020 audited consolidated financial statements included elsewhere in this annual report.

Stock Option Plan

At a special shareholders’ meeting held on April 19, 2010, our shareholders approved a stock option plan for management and employees, including those of our subsidiaries, subject to their continuous employment with us for at least two years. There are no outstanding options to be granted or exercised under this stock option plan.

Our board of directors were able to choose employees and members of management who would be eligible to receive stock options, which were to be awarded free of charge. Nevertheless, in extraordinary circumstances our board of directors were able to grant stock options to persons employed with us for less than two years to hire and retain strategic personnel. Our board of directors also determined the terms of the stock option contracts. This second stock option plan had an indefinite period of duration and could be terminated at any time by our board of directors, after which no new options may be granted. Under the terms of this stock option plan, we were authorized to grant options to purchase of up to 1.5% of our common shares, and the options were to vest as follows: 20% after one year following the date the options were granted; 30% after two years following the date the options were granted; and 50% after three years following the date the options were granted.

At a special shareholders’ meeting held on January 10, 2012, the stock option plan was amended to provide for a revised vesting schedule, and options granted after January 10, 2012 were to vest as follows: 33% after three years following the date the options were granted; 33% after four years following the date the options were granted; and 34% after five years following the date the options were granted. The exercise price of each option was to be set on the grant date as the weighted average trading price of the last 60 trading days and can be adjusted by up to 30% to counteract any speculative activity in the market. Each option holder had up to seven years from the date of grant to exercise options received after 2011. Option holders could only exercise options during the term of their employment with Embraer. This amendment did not affect the accounting for grants existing prior to this plan.

On March 20, 2013, 4,494,000 options, representing 4,494,000 common shares, were last granted under the stock option plan, at an exercise price of R$15.71 per share. Out of these total 4,494,000 options, which expired on March 20, 2020, 1,517,838 were canceled and 2,976,162 were exercised.

Phantom Shares Plan

In February 2014, we adopted a new model of long-term incentive plan aligned with our remuneration policy. The new model is based on the granting of virtual shares to officers and management and has as its objective of attracting and retaining highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company with that of shareholders. In general, participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to performance indicator target. We pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date after the third year, of the grant date.

The table below sets forth information about the grants under the Phantom Shares Plan as of December 31, 2020.

Grants under the Phantom Shares Plan	Year Granted	Total Benefit Granted	Amount of Virtual Shares Granted	Fair Value of Shares on December 31, 2020(1)	Outstanding Virtual Shares as of December 31, 2020(2)
		(in R$ millions)		(in R$ millions)
1st grant(3)	February 25, 2014	30.3	1,570,678	—	—
2nd grant(4)	March 3, 2015	30.2	1,237,090	—	—
3rd grant	March 10, 2016	31.1	1,095,720	1.0	115,308
4th grant	June 9, 2016	1.1	55,994	0.1	7,722
5th grant	August 25, 2016	1.1	70,978	0.1	10,659
6th grant	August 24, 2017	30.5	1,930,350	4.0	446,656
7th grant	April 12, 2018	35.2	1,622,986	9.0	996,804
8th grant	March 12, 2019	22.4	1,160,552	5.5	613,695
9th grant	March 24, 2020	23.8	1,401,293	3.1	344,679
10th grant	November 13, 2020	43.6	6,530,000	3.3	362,778

(1)	Refers to the estimated fair value of total virtual shares granted in each grant date.
(2)	Refers to outstanding virtual shares as of December 31, 2020 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.
(3)	Virtual shares granted under the first grant were fully paid in February 2019.
(4)	Virtual shares granted under the second grant were fully paid on March 2020.

For additional information on this plan, see Note 29.1 to our 2020 audited consolidated financial statements.

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

For the 2020, 2019, 2018, 2017 and 2016 fiscal years, we distributed US$9.0 million, US$18.6 million, US$37.7 million, US$21.4 million and US$23.6 million, respectively, to our employees under our profit-sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2020, 2019, 2018, 2017 and 2016 were US$12.3 million, US$19.0 million, US$14.1 million, US$22.2 million and US$23.2 million, respectively. For additional information on our post-retirement benefits, see Note 26.3 to our 2020 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$24.7 million as of December 31, 2020, US$27.3 million as of December 31, 2019, US$27.9 million as of December 31, 2018, and US$31.8 million as of December 31, 2017.

The actuarial methods used comply with the generally accepted actuarial methods in force, in accordance with the projected unit credit method.

D&O Insurance

We maintain directors’ and officers’ liability insurance in an amount of US$50.0 million. This insurance covers liabilities resulting from wrongful acts, including any act or omission committed or attempted by any officer or director acting in his or her capacity as officer or director or any matter claimed against an officer or director solely due to his or her serving in such capacity.

According to our by-laws, we may enter into agreements with, or approve indemnity policies covering the members of our board of directors, fiscal council, board of executive officers and our committees or of our controlled companies, as well as certain of our employees or of our controlled companies, for whom we agree to bear or reimburse certain expenses, costs and damages effectively incurred by the beneficiaries, during or after the period of their relationship with us, related to arbitration, judicial or administrative proceedings, involving acts practiced in carrying out the beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with us, as applicable.

6C.	Board Practices

Our board of directors is appointed for a two-year term. See “6A. Directors and Senior Management—Board of Directors.”

The current executive officers were elected by the board of directors, with a term of office lasting until the meeting of our board of directors to be held following the annual general meeting of our shareholders in April 26, 2021 to approve our financial statements for the fiscal year ended December 31, 2020. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “6A. Directors and Senior Management—Executive Officers.”

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
João Cox Neto	57	Coordinator and Effective member	2015	(1)
Márcio de Souza	54	Effective member	2019
Raul Calfat	68	Effective member	2020
Sergio Eraldo de Salles Pinto	56	External member	2011	(2)
Vanessa Claro Lopes	45	External member	2019	(3)

(1)	Mr. João Cox Neto was also a member of this committee from April 2011 through April 2013.
(2)

Mr. Sergio Eraldo de Salles Pinto was elected in May 2020 as an external member of the Audit, Risks and Ethics Committee, according to our bylaws, after resigning as an effective member of our board of directors.

(3)	Ms. Vanessa Claro Lopes was elected in July 16, 2019 as an external member of the Audit, Risks and Ethics Committee, according to our bylaws.

João Cox Neto. See “6A. Board of Directors.”

Marcio de Souza. See “6A. Board of Directors.”

Raul Calfat. See “6A. Board of Directors.”

Sergio Eraldo de Salles Pinto. Mr. Salles Pinto holds a bachelor’s degree in economics from Centro de Ensino Unificado de Brasília (CEUB) and in electrical engineering from Universidade de Brasília (UnB). He holds a master’s degree in economics from FGV – Rio de Janeiro (EPGE) and a master’s degree in business administration from Universidade Católica do Rio de Janeiro (PUC). Since 2011, he has been serving as chief executive officer of Grupo Bozano, where he served as executive officer from 2000 to 2010. From 1988 to 2000, he worked at a number of companies of Banco Bozano, Simonsen S.A. In April 2009, he was elected for the first time as member of our board of directors and served as independent member until May 2020. Mr. Salles Pinto serves as member of the board of directors of Azul Linhas Aéreas.

Vanessa Claro Lopes. Ms. Lopes holds a bachelor’s degree in accounting sciences from Universidade Federal Fluminense, or UFF, a bachelor’s degree in system analysis from FATEC/BS, and a master’s degree in management systems from UFF, with specialization in corporate management from EAESP FGV and computer networks from Universidade São Judas. Ms. Lopes was a professor of system audit and information security at Faculdade Objetivo, from 1997 to 1998. She has 26 years of professional experience and currently serves as independent member in the boards of directors of Afya Limited and Lojas Americanas S.A.; coordinator of the audit committee of Tegma Logística S.A.; member of the audit committees of Afya Limited and Lojas Americanas S.A.; and member of the fiscal councils of Cosan S.A., Comgás S.A. and Cosan Logística S.A. Mrs. Lopes served as chairman of the fiscal council of Via Varejo S.A. and member of the fiscal councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A. and Estácio Participações S.A. She has significant experience in publicly-held companies, listed in Brazil and in the United States. Mrs. Lopes served as executive officer of the corporate internal audit area of Grupo TAM S.A. and chief internal audit officer of Globex Utilidades S.A., from 2004 to 2014. She started her career in 1995 at PwC Brasil, in the Advisory Services area, and was responsible for the creation, in Brazil, of the group of revenue assurance specialists to service telecommunications companies. She was responsible for the internal audit teams of Grupo Telefônica S.A., from 2000 to 2004, implementing, together with Telefónica in Spain, the risk mapping for all companies of the group in Brazil.

Fiscal Council

Under the Brazilian Corporate Law, the fiscal council is a corporate body independent of management and a company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee. The primary responsibility of the fiscal council has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory audit, risks and ethics committee, established in accordance with the Novo Mercado Listing Rules, will serve as the equivalent of a U.S. audit committee. For additional information on our committees, see “6A. Directors and Senior Management—Committees.”

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

The following table sets forth the name and year of election of each of the members of our fiscal council as of the date of this annual report.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	58	Effective member	2008
Tarcísio Luiz Silva Fontenele	58	Alternate	2001
José Mauro Laxe Vilela(2)	73	Effective member	2011
Wanderley Fernandes da Silva	47	Alternate	2011
Mauricio Rocha Alves de Carvalho	59	Effective member	2016
Mario Ernesto Vampré Humberg	57	Alternate	2020
João Manoel Pinho de Mello	47	Effective member	2018
Pedro Jucá Maciel	40	Alternate	2018

(1)	President of the fiscal council.
(2)	Vice-President of the fiscal council.

6D.	Employees

The table below sets forth the number of our employees by category at the dates indicated, and includes the employees of our wholly owned subsidiaries. The total consolidated employees refers to employees at all of our subsidiaries and joint ventures, including, OGMA, ECTS, and Visiona:

	As of December 31,
	2020	2019	2018	2017	2016
Production Process	7,874	6,537	6,645	6,695	6,613
Research and Development	3,590	5,371	5,369	5,462	5,645
Customer Support	2,599	2,348	2,274	2,178	2,000
Administrative—Production Support	262	1,632	1,456	1,476	1,615
Administrative—Corporate	1,333	2,846	2,776	2,622	2,633

Total (including only wholly owned subsidiaries of Embraer S.A)	15,658	18,734	18,520	18,433	18,506

Total Consolidated Employees	18,125	21,271	20,530	20,320	20,348

Approximately 76% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in the city of São José dos Campos.

Embraer fully supports the choice of union association of its employees. In Brazil, 5.9% of our employees are unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

6E.	Share Ownership

As of December 31, 2020, our board members and our executive officers did not own any of our common shares. As of the same date, members of our fiscal council owned 30,001 of our common shares and none of our directors individually owns more than 1.0% of the outstanding common shares.

For a description of our stock option plan terminated in March 2020 that was applicable to our executive officers and employees in 2020, including those of our subsidiaries, see “6B. Compensation—Stock Option Plan.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7A.	Major Shareholders

Shareholders

As of the date of this annual report, we have a total authorized capital of 1,000,000,000 shares, of which 740,465,044 common shares were issued, including one special “golden share” held by the Brazilian government. The golden share provides the Brazilian government with veto rights in certain specific circumstances. In addition, non-Brazilian shareholders may have their voting rights restricted in certain specific circumstances. For additional information on the voting rights of our common shares, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Voting Rights of Shares.”

The table below sets forth information related to the number of shares held by our significant shareholders, as of March 31, 2021, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	112,071,399	15.14
BNDES Participações S.A. - BNDESPAR(3)	39,762,489	5.37
União Federal/Brazilian government(4)	1	0.0
Shares in company treasury	5,832,238	0.79
Others	582,798,918	78.71

Total	740,465,044	100.0

(1)	The number of shares includes our ADS.
(2)

Brandes Investment Partners, L.P. is a 100% employee-owned independent investment advisory firm founded and co-owned by Charles Howard Brandes. The firm manages the Brandes series of mutual funds in addition to other funds and caters to individuals and institutions.

(3)	BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the government-owned national development bank of Brazil.
(4)	The Brazilian government holds our “golden share.”

There have been no significant changes in percentage ownership by any major shareholder in the past three years. On March 31, 2021, we had approximately 134,552 holders of common shares, including common shares in the form of ADSs. On March 31, 2021, an aggregate of 96,086,413 ADSs were held by 149 record holders, including DTC in the United States.

7B.	Related-Party Transactions

The Brazilian Government

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.” As of December 31, 2020, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related-party transactions.”

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

For additional information on the role of the Brazilian government in our business activities, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information on the Company—4B. Business Overview—Aircraft Financing Arrangements,” “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing, or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For additional information regarding our related-party transactions, see Note 14 to our 2020 audited consolidated financial statements.

A Major Customer (Brazilian Government)

The Brazilian government, mainly through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2020, the Brazilian government, again mainly through the Brazilian Air Force, accounted for 44.5% or US$291.2 million of the revenue of our Defense and Security business. In addition, as of December 31, 2020, we had US$375.8 million in contract assets and US$209.5 million in contract liabilities in connection with the Brazilian Air Force. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4. Information on the Company—4B. Business Overview—Defense and Security Business.”

Financing Source

FINEP

We maintain credit facilities with FINEP, which as of December 31, 2020, had a total outstanding balance of US$24.5 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For additional information on the amounts, maturity dates and interest rates of the principal loans we have with FINEP, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

BNDES

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information on the Company—4B. Business Overview—Aircraft Financing Arrangements.”

We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2020, had a total outstanding balance of US$301.3 million. For additional information on the amounts, maturity dates and interest rates of these agreements, see “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

A Service Provider (Banco do Brasil)

As of December 31, 2020, we maintained cash and cash equivalents of US$44.6 million with Banco do Brasil and several of its affiliates. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.

As of December 31, 2020, approximately R$44.6 million of our cash, cash equivalents and financial investments were indexed to the variation of the CDI rate.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information—3A. Selected Financial Data and Other Data.”

Legal Proceedings

Arbitration Proceedings. On January 24, 2019, we entered into a Master Transaction Agreement (the “MTA” or “Master Transaction Agreement”) and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, which were wrongfully terminated by Boeing, pursuant to which a subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation business unit and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission transport aircraft.

On January 1, 2020, we implemented the internal carve-out of our Commercial Aviation business unit by means of the contribution by Embraer to Yaborã Indústria Aeronáutica S.A. (“Yaborã”) of the net assets comprising assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to our Commercial Aviation business unit, through a capital increase.

On April 25, 2020, we received a notice from Boeing communicating its decision to terminate the Master Transaction Agreement, based on Boeing’s assertion that certain closing conditions in the MTA had not been satisfied by Embraer by the April 24, 2020 termination date in the MTA. In addition, Boeing terminated the Contribution Agreement. Embraer strongly believes that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement and Boeing wrongfully terminated the MTA and the Contribution Agreement, that Boeing was under an obligation to continue to comply with the terms of the MTA and the Contribution Agreement and that our pending arbitration proceedings against Boeing and its affiliates are a valid enforcement of our rights under the MTA and the Contribution Agreement. Such dispute with respect to the termination of the MTA and/or the Contribution Agreement has been submitted by each of Boeing and Embraer to separate arbitration proceedings that are currently ongoing. These arbitration proceedings have been consolidated into a single arbitration proceeding.

For risks relating to the termination of the Boeing Transaction, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Legal proceedings pertaining to the now-terminated strategic partnership with Boeing, including arbitration proceedings related to Boeing’s termination of and failure to close the MTA and/or the Contribution Agreement, may adversely impact our business, financial condition and results of operations.”

Labor Lawsuits. We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see Note 25 to our 2020 audited consolidated financial statements.

Tax Matters. We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payment or recover past payments. In 2007, we also received a notice of infraction (autos de infração) relating to the taxation of profits received from our foreign subsidiaries, which is still under discussion. For a further discussion of our tax lawsuits, see Notes 22 and 25 to our 2020 audited consolidated financial statements.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the SELIC rate, which is the key lending rate of the Brazilian Central Bank, and, accordingly, we make an accrual to the interest income (expenses), net line item on our statements of income. As of December 31, 2020, there was a US$55.2 million provision recorded as a liability (taxes and labor related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these challenges, see Notes 22 and 25 to our 2020 audited consolidated financial statements.

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

•

In November 2020, the DOJ moved for the dismissal of the information against Embraer for allegations of violations of the FCPA. Such dismissal represented Embraer’s successful completion of the third-party monitorship, which was announced by the Company in May 2020, as well as the other terms of the DPA entered into with the DOJ, and the consent agreement entered into with the SEC on October 24, 2016.

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

Under the TCAC, the MPF and the CVM acknowledged that (i) we voluntarily conducted a broad internal investigation, which assisted in uncovering facts that were the subject of criminal and administrative investigations, and (ii) we approached the Brazilian authorities pro-actively and in good faith, and they agreed that:

•	The MPF will not a file suit (ação civil pública and ação de improbidade administrativa) against us arising out of the acts we have acknowledged and will terminate proceedings now underway.

•	The CVM will end an ongoing administrative proceeding arising out of the acts we have acknowledged.

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

We will continue to cooperate with governmental authorities, as circumstances may require. In this regard, on February 23, 2017 we entered into an Exoneratory Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, we entered into a collaboration agreement with the Attorney General’s Office of the Dominican Republic in exchange for our cooperation with ongoing investigations in that country and paid US$7.0 million to the Dominican Republic. Despite our cooperation, we may still be subject to similar proceedings in other countries.

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

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. For additional information on our legal proceedings, see Notes 22 and 25 to our 2020 audited consolidated financial statements.

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

For additional information on amounts available for distributions, see Note 28 to our 2020 audited consolidated financial statements.

We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$204.4 million, which was equal to 13% of our capital stock as of December 31, 2020.

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

As of December 31, 2020, unappropriated retained earnings of US$1,124.4 million were recorded in our statutory parent company books under IFRS. As of December 31, 2020, the amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

For additional information, see Note 28 to our 2020 audited consolidated financial statements.

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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders. We have not made any payments in 2019 and 2020.

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions)(1)
March 10, 2016(2)	First quarter of 2016	29.5	8.3
June 9, 2016(2)	Second quarter of 2016	29.4	9.2
September 15, 2016(2)	Third quarter of 2016	14.7	4.5
March 8, 2017(2)	First quarter of 2017	29.4	9.3
April 12, 2017(3)	Full year of 2016	75.0	23.4
June 2, 2017(2)	Second quarter of 2017	29.4	8.9
September 6, 2017(2)	Third quarter of 2017	29.3	9.2
December 14, 2017(2)(4)	Fourth quarter of 2017	66.0	19.9
March 5, 2018(2)	First quarter of 2018	14.7	4.4
June 14, 2018(2)	Second quarter of 2018	14.7	3.8
September 13, 2018(3)	Full year of 2018	7.3	1.8
December 14, 2018(3)(5)	Full year of 2018	7.4	1.9

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2017 but paid in 2018.
(5)	Amount declared in 2018 but paid in 2019.

No dividends nor interest on shareholders’ equity were approved for 2019 and 2020. In 2019 and 2020, we did not distribute interest on shareholders’ equity and interim dividends. In 2018, we distributed US$11.9 million in interest on shareholders’ equity and interim dividends approved by Statutory Board of Directors in connection with shareholders’ equity reserves. In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. For additional information on mandatory distribution of dividends, see “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Mandatory Distribution.”

Our functional currency is the U.S. dollar. Since we are established and domiciled in Brazil, the components of our shareholders’ equity are required under Brazilian Corporate Law to be measured accounted and maintained in Brazilian reais, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from our original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars. Net earnings or losses incurred by us at the end of each fiscal year in U.S. dollars are translated to Brazilian reais for Corporate Law accounting purposes at average exchange rate observed for that period, and then distributed, retained or absorbed by the statutory reserves. We file audited consolidated financial statements in Brazil (translated to Brazilian reais based on requirements of IAS 21), which discloses the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.

As of January 1, 2020, we had retained earnings recorded in the statutory reserves in the historical amount of US$2,110.0 million, out of which US$1,856.7 million would be available for distribution under our by-laws. These components in Brazilian reais as of January 1, 2020 were R$2,595.4 million and R$2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$731.9 million, the statutory reserves reduced to US$1,377.8 million, however in Brazilian reais the reserves were fully absorbed due to the foreign exchange losses incurred in 2020, which caused losses translated to Brazilian reais of

R$3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, we presented retained losses of R$1,021.0 million as of December 31, 2020 under the Brazilian Corporate Law requirements, which restricts our ability distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings.

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

Other than the events described in this annual report, no significant changes have occurred after December 31, 2020.

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

Our common shares are listed and traded on the Novo Mercado segment of the B3. Trades in our common shares on the B3 settle in one business day after the trade date. Delivery of and payment for shares is made through the facilities of the CBLC – Companhia Brasileira de Liquidação e Custódia (clearinghouse for the B3), which maintains accounts for member brokerage firms.

In order to better control volatility, the B3 adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10% and 15%, respectively, in relation to the closing value of the index registered in the previous trading session.

The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2020, the B3 had an aggregate market capitalization of approximately R$5.1 trillion, equivalent to US$1.0 trillion. In comparison, the NYSE had a market capitalization of approximately US$26.2 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2020, we accounted for approximately 0.1% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.

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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM (the Brazilian Securities and Exchange Commission), which has regulatory authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either publicly held (companhia aberta), like us, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are listed and traded on the Novo Mercado segment of the B3 and may be traded privately subject to limitations.

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

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs have obtained an electronic certificate of registration from the Brazilian Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Brazilian Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Brazilian Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

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

Set forth below is certain information concerning our capital stock, and a brief summary of certain significant provisions of our bylaws, the Brazilian Corporate Law, the relevant rules and regulations of the CVM, and the relevant Novo Mercado rules applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law.

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

Description of Capital Stock

General

As of December 31, 2020, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 4,291,938 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,000 common shares, irrespective of any amendment to our bylaws and of shareholder approval. As of March 31, 2021, we had 734,558,205 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.

Share Buyback

Pursuant to our bylaws, our board of directors approved on December 7, 2007 a share buyback program for our common shares, in compliance with Instrução CVM No. 567, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 outstanding common shares. The acquisition of the shares was made on the B3 and the common shares bought back were kept in treasury form, and the treasury shares did not have any political or economic rights. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share. See “Item 16. Reserved—16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

On March 10, 2016, our board of directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 567. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. A total of 3,000,000 common shares were repurchased at an average price of R$20.00 per share from March 17 through June 30, 2016.

On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with Instrução CVM No. 567. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. A total of 3,000,000 common shares were repurchased at an average price of R$16.13 per share from June 6 through August 29, 2017.

On November 12, 2020, our board of directors approved a new share buyback program for our common shares. We were authorized to buy back up to an aggregate of 7,000,000 common shares. Our common shares outstanding totaled 735,752,704 as of November 12, 2020 and our total of treasury shares as of this date was 4,291,938 which was based on the shareholder base of November 12, 2020. The acquisition of 7,000,000 common shares has a maximum duration, within the buyback program, of 12 months, beginning on November 13, 2020. In January 2020, we bought back 1,540,300 shares.

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

The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in the Diário Oficial do Estado de São Paulo (official government publication of the State of São Paulo), and in a newspaper of general circulation in the city where our headquarters are located, currently the O Vale in São José dos Campos, at least 30 days prior to the meeting, and in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Valor Econômico. The quorum to hold a shareholders’ meetings at first call is the presence of shareholders representing at least 25% of the common shares (except for meetings convened to amend our bylaws or to waive the public tender offer required for delisting from Novo Mercado, which require a quorum of at least two-thirds of the common shares at first call); and at second call the meeting can be held with the presence of any number of shareholders.

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

Shareholders’ Agreement

Our bylaws limits any shareholder or group of shareholders from exercising voting control over us.

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

Disclosure of Significant Interest

Brazilian Requirements

Brazilian law provides that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the negotiation of securities that results in the shareholder surpassing or falling below the thresholds of 5%, 10%, 15%, and so on, of participation in a certain class or type of share representative of a company’s capital stock. In addition, our bylaws provide that all shareholders or groups of shareholders will be required to disclose, through notice to us and to the stock exchanges on which our securities are traded, the acquisition of shares that, together with those already held by them, exceed 5% of our capital stock. A violation of these disclosure obligations could result in the suspension of rights, including voting rights, by a resolution of shareholders at a shareholders’ meeting.

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

Transfers of shares by a non-Brazilian shareholder are made in the same way and entered into by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Brazilian Central Bank pursuant to Resolution No. 4,373, the foreign investor must also seek amendment, if necessary, through its local agent, of the electronic registration to reflect the new ownership.

The B3 operates as a central clearing system. A holder of our shares may choose, in its discretion, to participate in this system and all shares elected to be put into this system will be deposited in the custody of the B3 (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank and having a clearing account with the B3). The fact that those shares are held in the custody of the B3 will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the B3 and will be treated in the same way as registered shareholders.

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

With respect to the borrowing powers of the board of directors, the board of directors has the power to authorize the borrowing of funds, either in the form of bonds, notes, commercial paper or other instruments of regular use in the market. Other financing arrangements, including bank loans, may be entered into by us upon the joint signatures of (i) two executive officers, (ii) one officer and one attorney-in-fact or (iii) two attorneys-in-fact.

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

Election of Board of Directors

The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees (one board member and his or her alternate will be appointed by the Employee Investment Club of the Company (CIEMB—Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A candidate may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

Alternatively, the election of members of the board of directors may be conducted under a system of cumulative voting. According to the regulations of the CVM and to our bylaws, adoption of a resolution for cumulative voting depends on a written request by shareholders representing at least 5% of our capital stock, submitted at least 48 hours in advance of the time for which the general shareholders’ meeting has been called, including through a remote voting mechanism. Under the cumulative voting system, each share is entitled to the same number of votes as the number of board members to be elected (subject to the restriction on shareholders holding greater than 5% of the common shares and restrictions on non-Brazilian shareholders as per our by-laws), and each shareholder is entitled to concentrate votes in just one candidate or to distribute the votes among more than one or all of the candidates. Any vacant offices not filled due to a tie in the voting will be subject to a new vote, under the same process.

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

According to the Brazilian Corporate Law, in events of consolidation, merger, merger of shares (incorporação de ações), participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class. According to CVM Rule No.565, the applicable general stock index is the Bovespa index, or Ibovespa, of which we are a component.

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

Arbitration

Any disputes or controversies relating to the Novo Mercado rules, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Brazilian Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the B3 Arbitration Chamber (“Rules”).

According to item 1.4 of the Rules, unless otherwise agreed by the Parties, the parties should be bound by the Rules in force on the date of the request for arbitration. Any shareholder that becomes a holder of shares representing our control agrees to comply with the rules of the B3 Arbitration Chamber. These provisions will not apply, however, in the event of a dispute or controversy related to our golden share which shall be subject to the jurisdiction of the central courts of Brasília, Federal District of Brazil.

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

Thus, we may become a private company only if we or our controlling shareholders, as the case may be, conduct a public tender offer to acquire all of our outstanding shares (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the ‘going private’ decision or sign up for the public tender offer), subject to prior approval of the public tender offer by the Brazilian government, as holder of the golden share, and in accordance with Brazilian Corporate Law, the CVM regulations and the Novo Mercado rules, as applicable.

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

Delisting from the Novo Mercado

Our delisting from the Novo Mercado, either by voluntary or compulsory action or by virtue of corporate restructuring, shall observe the Novo Mercado rules. At any time, we may delist our shares from the Novo Mercado, provided that a public tender offer for the acquisition of our outstanding shares is carried out.

If we are controlled by a shareholder, or a group of shareholders, at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the controlling shareholder or group of shareholders is responsible for conducting the public tender offer for the acquisition of our shares. If we are subject to widespread control at the time of our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders present at the meeting may determine the persons responsible for carrying out the tender offer or decide to waive the tender offer.

If the public tender offer is carried out, our delisting in conditioned to shareholders representing more than 1/3 (one third) of our outstanding shares having (i) expressly agreed with the delisting decision or (ii) accepted the public tender offer (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a publicly held company on the Brasil, Bolsa, Balcão, or B3.

According to our bylaws, the price per share for the public tender offer shall be equivalent to, at least, the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). In addition, the Novo Mercado rules establish that the offer for the purchase of the totality of shares must be equivalent to at least the fair value of the Company as appraised. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the offeror.

A voluntary delisting from the Novo Mercado may occur regardless of the completion of the tender offer mentioned above in the event of a waiver approved at a general shareholders’ meeting, which must observe the rules and conditions of the Novo Mercado Rules.

Pursuant to our bylaws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado rules. In this case, the chairman of the board of directors must call a shareholders’ meeting, within two days of the determination by the São Paulo Stock Exchange, in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for the compliance with the requirements that resulted in the delisting.

Additionally, if we are delisted from the Novo Mercado (1) because a decision taken at a general shareholders’ meeting resulted in non-compliance with the Novo Mercado rules, the public tender offer must be conducted by the shareholders that voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado rules resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law, if the Company is not controlled by a controlling shareholder or group of shareholders. Otherwise, the controlling shareholder or group of shareholders is responsible for conducting a public tender offer for the acquisition of the shares.

According to the Novo Mercado rules, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation, or the surplus, if there is any, between the price per share offered at the public tender offer, adjusted for inflation, and the price per share received by the selling controlling shareholders due to the transfer of control.

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

Master Transaction Agreement and Contribution Agreement with Boeing

On January 24, 2019, Embraer and Boeing and certain of their subsidiaries entered into the MTA and certain other transaction agreements, which were wrongfully terminated by Boeing, pursuant to which, subject to certain approvals and other conditions precedent, a Brazilian subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation business unit and Embraer and Boeing or their respective subsidiaries would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission aircraft,, based on jointly identified opportunities, and development, manufacture and sales of the C-390 Millennium, in which joint venture Embraer or its subsidiary would hold a majority equity interest.

On January 1, 2020, we implemented the internal carve-out of our Commercial Aviation business unit by means of the contribution by Embraer to Yaborã of the net assets comprising assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to our Commercial Aviation business unit, through a capital increase. On April 25, 2020, we received a notice from Boeing communicating its decision to terminate the MTA, based on Boeing’s assertion that certain closing conditions in the MTA had not been satisfied by Embraer by the April 24, 2020 termination date in the MTA. In addition, Boeing terminated the Contribution Agreement. We strongly believe that Boeing wrongfully terminated the MTA and the Contribution Agreement and that it had a continuing obligation to abide by the terms thereof. Embraer strongly believes that Embraer was in full compliance with its obligations under the MTA and the Contribution Agreement. We are pursuing all remedies against Boeing for the damages incurred by Embraer as a result of Boeing’s wrongful termination and violation of the MTA and the Contribution Agreement, including by means of arbitration proceedings that have been commenced by both sides in connection with the termination of the MTA and/or the Contribution Agreement by Boeing. Such arbitration proceedings with respect to the termination of the MTA and/or the Contribution Agreement are currently ongoing. For risks relating to the termination of the Boeing Transaction, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—Legal proceedings pertaining to the now-terminated strategic partnership with Boeing, including arbitration proceedings related to Boeing’s termination of and failure to close the MTA and/or the Contribution Agreement, may adversely impact our business, financial condition and results of operations.”

Investment in Tempest

On July 1, 2020, we announced the signing of a capital investment representing a controlling stake in Tempest Serviços de Informática S.A., or Tempest, the largest cybersecurity company in Brazil, with the goal of strengthening the Brazilian aerospace, aeronautical, defense and security production chain.

The investment agreement was executed on June 18, 2020. According to this agreement, and subject to certain conditions precedent, we agreed to purchase a percentage of shares from Tempest’s current shareholders and subscribe new shares issued by Tempest.

On November 30, 2020, the transaction was closed, and our wholly-owned subsidiary Embraer Defesa e Segurança Participações S.A. became Tempest’s controlling shareholder, and Fundo de Investimento em Participações Aeroespacial Multiestratégia and Coqueiro Par Participações Ltda. became Tempest’s shareholders.

With this transaction, we also became indirect controlling shareholder of Tempest Security Intelligence Ltd., ID IT Tecnologia da Informação Ltda. and EZS Informática S.A., which are wholly-owned subsidiaries of Tempest.

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

Pursuant to Brazilian law, investors may invest in common shares under Resolution No. 4,373, of September 29, 2014, issued by the CMN, governmental authority responsible for formulating the Brazilian monetary and credit policies. The rules of Resolution No. 4,373 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

Pursuant to the Resolution No. 4,373, foreign investors must: (i) appoint at least one representative in Brazil with powers to perform actions related to the foreign investment; (ii) provide all required information that shall be sent by the representative to the CVM through the CVM’s website; (iii) be registered as a foreign investor with the CVM and the Brazilian tax authorities; and (iv) register the foreign investment with the Brazilian Central Bank.

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

In connection with equity offerings of our common shares, an electronic registration was issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration was carried out through the Brazilian Central Bank Information System. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside Brazil, to the holder of ADSs. In the event that a holder of ADSs exchanges the ADSs for common shares, the custodian must update the registry of the investment with the Brazilian Central Bank within five business days after the exchange. In order to receive the common shares, the investor must have a registration with the Brazilian Central Bank and the CVM pursuant to Resolution 4,373. Until this registration has been obtained, the holder will not be able to receive the common shares.

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian federal income tax considerations applicable to any particular holder. It is based on the tax laws of Brazil in effect on the date of this report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult his own tax advisor about the particular Brazilian tax consequences of an investment in our common shares or ADSs.

Taxation of Dividends. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year. There are some proposed bills under discussion in the Brazilian Congress which, if enacted, would revoke this exemption. Furthermore, the taxation of dividends has also been mentioned multiples times by the government and law makers as one of the items in the Brazilian tax reform agenda. Should any of these bills be passed by Congress and sanctioned by the president of Brazil, all dividends paid from Brazil would be subject to withholding tax in Brazil upon payment to Non-Brazilian Holders.

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

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at rates ranging from 15% to 22.5%, or 25% in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction (as defined below), if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of these shares were sold on the day of deposit or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in case of Non-Brazilian Holders registered under Resolution No. 4,373/14 from the Brazilian Central Bank, or the 4,373 Holder, that are not resident in a Low or Nil Tax Jurisdiction (as defined below). Prospective holders of common shares should consult their own tax advisors as to the tax consequences of the deposit in exchange for ADSs. The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2020 taxable year. However, Embraer cannot assure you it will not become a PFIC in 2021 or future years. See “—Passive Foreign Investment Company Rules.”

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

As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was a PFIC for 2020 or in prior years. Although Embraer is not aware that it will be a PFIC in 2021 or future years, this will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer will not become a PFIC for 2021 or a future year.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017 and U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act

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

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the economic fallout of the COVID-19 pandemic. CARES Act includes several provisions that affect Embraer. CARES Act provided a technical correction for Qualified Improvements introduced during the 2017 Tax Cuts. The act also provides for an employee retention credit to assist with employers keeping employees on payroll even if they cannot physically report to work under the COVID-19 restrictions. The Act includes a five year net operating loss carryback provision which enables companies to benefit from certain losses and re-measure certain deferred tax assets and liabilities at the former federal tax rate of 35%. In addition, CARES Act provided a delay in making required payroll tax deposits, as well as extension and first quarter estimated tax payments. The purpose of this delay was to assist companies with cash flow issues. Embraer is performing an assessment of the impact of the CARES Act and believes that these provisions should not have a significant adverse impact on Embraer for the year ended December 31, 2020.

Effective January 1, 2018, the BEAT is applicable to certain corporate taxpayers that make payments to foreign related parties for which a deduction is otherwise allowable, or for payments made in connection with acquisition of depreciable property. Payments for items which are a component of cost of sales are treated as a reduction of gross receipts and are excluded from the scope of the provision. The vast majority of payments made by Embraer and its subsidiaries to foreign related parties are for procurement of aircraft parts. Most of these payments are recorded as a component of cost of sales and therefore are excluded from the BEAT base. In addition, the Act contains significant limitations on the ability of a taxpayer to deduct business interest paid or accrued on debt properly allocable to a trade or business. Embraer is performing an assessment of the impact of BEAT as well as the interest expense limitation rules and believes that these provisions should not have a significant adverse impact on Embraer for the year ended December 31, 2020.

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

Our short- and long-term debt obligations totaled US$4,448.0 million as of December 31, 2020 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$4,342.2 million), US$3,528.3 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$813.9 million, which corresponds to 18.7% of our debt denominated in U.S. dollars, was indexed to LIBOR or SIFMA. It is likely that we will have to transition away from LIBOR as a benchmark to our debt in 2021, since the banks’ obligations to report information used to set LIBOR will cease by then. As of the date of this annual report, we are discussing and analyzing the replacement of LIBOR with the applicable bank, and we have not reached a conclusion regarding this transition.

Of our US$83.4 million Brazilian real-denominated debt as of December 31, 2020, US$56.9 million bears interest at a variable rate based on the TJLP, IPCA and CDI, and US$26.5 million bears interest at a fixed rate. Our Euro denominated debt totaled US$22.4 million and is fixed rate as of December 31, 2020.

The table below provides information about our short-term debt obligations as of December 31, 2020, which are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2020(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	5.57	258.4	257.6
U.S. dollars (Floating indexed)	2.99	103.0	119.6
Euros (Fixed rate)	0.00	2.0	2.0
Reais (fixed rate)	4.33	10.7	10.4
Reais (Floating indexed)	6.01	1.4	4.2

Total short-term debt		375.5	393.8

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2020.

The table below provides information about our long-term debt obligations as of December 31, 2020, which are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2020(1)	Total Amount Outstanding	2022	2023	2024	2025	2026 and thereafter	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	5.57	3,269.9	331.0	431.3	8.8	998.1	1,500.7	3,551.2
U.S. dollars (Floating indexed)	2.99	710.9	278.2	1.0	300.6	0.5	130.6	680.6
Euros (Fixed rate)	0.00	20.4	3.2	4.5	4.9	4.3	3.5	20.3
Reais (fixed rate)	4.33	15.8	9.5	6.2	0.1			14.9
Reais (Floating indexed)	6.01	55.5	54.9	0.2	0.1	0.1	0.2	52.7

Total long-term debt		4,072.5	676.8	443.2	314.5	1,003.0	1,635.0	4,319.7

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2020.

In order to manage our interest rate and exchange rate risk on our monetary liabilities, we have entered into a number of swaps which effectively convert US$24.1 million of our fixed interest rate, Brazilian real-denominated debt into floating interest rate, Brazilian real-denominated obligations; and convert US$363.9 million of our floating interest rate, U.S. dollar-denominated debt to fixed interest rate, U.S. dollar-denominated obligations, and convert US$52.4 million of our floating interest rate, Brazilian real-denominated debt to fixed interest rate, U.S. dollar-denominated obligations.

The table below provides information about our short-term debt obligations as of December 31, 2020, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2020(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (fixed rate)	5.23	261.7	268.5
U.S. dollars (Floating indexed)	3.36	99.8	111.5
Euros (Fixed rate)	0.00	2.0	2.0
Reais (fixed indexed)	12.28	1.3	1.5
Reais (Floating indexed)	1.65	10.7	10.3

Total short-term debt		375.5	393.8

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2020.

The table below provides information about our long-term debt obligations as of December 31, 2020, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 20201)	Total Amount Outstanding	2022	2023	2024	2025	2026 and There- after	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (fixed rate)	5.23	3,682.8	443.4	431.7	308.9	998.1	1,500.7	3,945.2
U.S. dollars (Floating indexed)	3.36	350.3	218.2	0.5	0.5	0.5	130.6	334.4
Euros (Fixed rate)	0.00	20.4	3.2	4.5	4.9	4.3	3.5	20.3
Reais (Fixed indexed)	12.28	1.2	1.0	0.1	0.1			1.1
Reais (Floating indexed)	1.65	17.8	11.0	6.4	0.1	0.1	0.2	18.6

Total long-term debt		4,072.5	676.8	443.2	314.5	1,003.0	1,635.0	4,319.6

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2020.

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

Our cash flow exposure comes as a result of the fact that approximately 7.0% of our net revenues and 28.2% of our total costs are denominated in reais. Having more real denominated costs than revenues generates the exposure. For additional information on our hedges and derivate instruments, see Note 9 to 2020 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2020, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2021	2022	2023	2024	2025	There- after	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	89.5	89.5	—	—	—	—	—	89.5
In Euro	42.8	42.8	—	—	—	—	—	42.8
In other currencies	2.3	2.3	—	—	—	—	—	2.3
Trade accounts receivable
In Reais	6.5	6.5	—	—	—	—	—	6.5
In Euro	23.3	23.3	—	—	—	—	—	23.3
Deferred income tax assets
In Reais	96.1	17.6	15.7	15.7	15.7	15.7	15.7	96.1
In Euro	7.1	1.3	1.2	1.2	1.2	1.2	1.0	7.1
In other currencies	1.4	0.3	0.2	0.2	0.2	0.2	0.3	1.4

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2021	2022	2023	2024	2025	There- after	Total Fair Value
	(in US$ millions)
Other assets
In Reais	238.4	149.7	88.7	—	—	—	—	238.4
In Euro	13.0	11.6	1.4	—	—	—	—	13.0
In other currencies	0.6	0.6	—	—	—	—	—	0.6

Total assets in Reais	430.5	263.3	104.4	15.7	15.7	15.7	15.7	430.5

Total assets in Euro	86.2	79.0	2.6	1.2	1.2	1.2	1.0	86.2

Total assets in other currencies	4.3	3.2	0.2	0.2	0.2	0.2	0.3	4.3

LIABILITIES
Loans
In Reais	83.4	12.1	64.4	6.4	0.2	0.1	0.2	83.4
In Euro	22.3	1.9	3.1	4.5	4.9	4.3	3.6	22.3
Accounts payable to suppliers
In Reais	54.3	54.3	—	—	—	—	—	54.3
In Euro	61.1	61.1	—	—	—	—	—	61.1
In other currencies	1.3	1.3	—	—	—	—	—	1.3
Customer advances
In Reais	666.0	476.5	189.5	—	—	—	—	666.0
In Euro	223.5	223.5	—				—	223.5
In other currencies	0.4	0.4	—				—	0.4
Other accounts payable & accrued liabilities
In Reais	335.8	218.6	117.2	—	—	—	—	335.8
In Euro	26.7	12.0	14.7	—	—	—	—	26.7
In other currencies	2.4	2.4	—	—	—	—	—	2.4
Taxes and payroll charges payable
In Reais	75.7	63.8	11.9	—	—	—	—	75.7
In Euro	4.6	4.6	—	—	—	—	—	4.6
In other currencies	—	—	—	—	—	—	—	—
Accrued taxes on income
In Reais	0.4	0.4	—	—	—	—	—	0.4
In Euro	(14.0)	(14.0)	—	—	—	—	—	(14.0)
In other currencies	3.0	3.0	—	—	—	—	—	3.0
Deferred income tax liabilities
In Reais	447.2	81.7	73.1	73.1	73.1	73.1	73.1	447.2
In Euro	2.2	0.4	0.4	0.4	0.4	0.4	0.2	2.2
In other currencies	0.8	0.2	0.1	0.1	0.1	0.1	0.2	0.8
Accrued dividends
In Reais	1.2	1.2	—	—	—	—	—	1.2
Contingencies
In Reais	48.5	12.5	15.8	15.8	15.8	15.8	(27.2)	48.5
In Euro	2.7	—	1.2	1.2	1.2	1.2	(2.1)	2.7

Total liabilities in Reais	1,712.5	921.1	471.9	95.3	89.1	89.0	46.1	1,712.5

Total liabilities in Euro	105.6	66.0	19.4	6.1	6.5	5.9	1.7	105.6

Total liabilities in other currencies	7.5	6.9	0.1	0.1	0.1	0.1	0.2	7.5

Total exposure in Reais	(1,282.0)	(657.8)	(367.5)	(79.6)	(73.4)	(73.3)	(30.4)	(1,282.0)

Total exposure in Euro	(19.4)	13.0	(16.8)	(4.9)	(5.3)	(4.7)	(0.7)	(19.4)

Total exposure in other currencies	(3.2)	(3.7)	0.1	0.1	0.1	0.1	0.1	(3.2)

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

Financial instruments which may potentially subject us to credit risk concentration include (i) financial investments and other financial instruments, (ii) trade accounts receivable, (iii) customer commercial financing and (iv) advances to suppliers. We seek to limit our credit risk associated with cash and cash equivalents by placing the investments we make with those instruments with investment-grade ratings following the guidelines of our financial management policy. With respect to trade accounts receivable and customer commercial financing, we seek to limit our credit risk by performing ongoing credit evaluations. All these customers are currently meeting their commitments with us, are operating within the established credit limits that we assign to them and are considered by management to represent an acceptable credit risk level to us. Advances to suppliers are made only to select, long-standing suppliers. We analyze the financial condition of those suppliers on an ongoing basis with a view to limiting credit risk.

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

Depositary Payments for the Year December 31, 2020

According to our contractual arrangements with JPMorgan, in 2020, JPMorgan paid us a gross amount of US$1.9 million in connection with investor relations related expenses of Embraer incurred in 2020.

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

Our President and CEO, Francisco Gomes Neto, and our executive vice-president and chief financial and investor relations officer, Antonio Carlos Garcia, after evaluating, together with management, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020, the end of the period covered by this annual report, concluded that, as of this date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework 2013. Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein on page F-3.

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

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2020 and 2019:

Principal accountant fees and services	Year ended December 31,
	2020	2019
	(in US$ thousands)
Audit Fees	3,783.4	4,150.4
Audit-Related Fees	559.9	162.0
Tax Fees	44.4	59.5
All Other Fees	39.0	5.7

Total	4,426.7	4,377.7

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

Pre-Approval Policies and Procedures

Our board of directors approved all audit and audit-related services provided by PricewaterhouseCoopers Auditores Independentes in 2019 and 2020. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our audit, risk and ethics committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019 and 2020, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 10, 2016, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 567. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. A total of 3,000,000 common shares were repurchased at an average price of R$20.00 per share from March 17 through June 30, 2016.

On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 567. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. A total of 3,000,000 common shares were repurchased at an average price of R$16.13 per share from June 6 through August 29, 2017.

On November 12, 2020, our board of directors approved a new share buyback program for our common shares. We were authorized to buy back up to an aggregate of 7,000,000 common shares. Our common shares outstanding totaled 735,752,704 as of November 12, 2020 and our total of treasury shares as of this date was 4,291,938 which was based on the shareholder base of November 12, 2020. The acquisition of 7,000,000 common shares has a maximum duration, within the buyback program, of 12 months, beginning on November 13, 2020.

16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16G.	CORPORATE GOVERNANCE

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

Majority of Independent Directors

The NYSE rules require that a majority of the board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company, which independence must be affirmatively determined by the board of directors. Likewise, the Novo Mercado Rules require that at least 20%, or at least two, whichever is greater, of the members of the board of directors of a company listed on the Novo Mercado segment of the B3 be independent. Independence of Board members in accordance with the Novo Mercado Rules is defined by criteria similar to those set forth in the NYSE rules.

The members of our board of directors declared they are independent for purposes of the Novo Mercado Rules, except for the representative of the Brazilian government, as a result of the government’s ownership of the “golden share,” and the two representatives of our employees. Our directors meet the qualification requirements of the Brazilian Corporate Law, the CVM requirements and the Novo Mercado Rules.

Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our bylaws, the board of directors will nominate a slate for the subsequent term of office. Our board of directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (i) one acting member (and his/her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his/her alternate) to be appointed by our employees (one board member and his alternate will be appointed by the Employee Investment Club of the Company (CIEMB—Clube de Investimentos dos Empregados da Embraer), and one board member and his alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. For additional information on the election of our board of directors, see “Item 10. Additional Information—10B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”

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

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. Although we have not established a compensation committee, as we are not required to do so under applicable Brazilian law, our Personnel and Governance Committee (internally called “Personnel and ESG Committee”) with no executive power and composed by members appointed by our board of directors, among other things, performs the same duties imposed to the compensation committee by NYSE rules. According to the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making these determinations, the board reviews the performance of the executive officers, including the performance of our CEO.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. In addition to being subject to the Novo Mercado rules that include rules on corporate governance, we have not adopted any formal corporate governance guidelines. We have adopted and observe, our Policy on Trading in Company Securities and Disclosure of Material Information and Preservation of Confidentiality that requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as insider trading rules, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

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

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer dated April 29, 2020 (English translation).*

2.1	Form of Third Amended and Restated Deposit Agreement, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, dated as of 2019, incorporated herein by reference from Exhibit (a) from Embraer’s Form F-6 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission (SEC File No. 333-133162) on November 18, 2019.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.3	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

8.1	List of Embraer’s subsidiaries.*

11.1	Code of Ethics and Conduct, dated November 7, 2019.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Section 1350 Certification of Chief Executive Officer.*

13.2	Section 1350 Certification of Chief Financial Officer.*

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema.*

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*

*	Filed herewith.

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

Date: April 8, 2021

Embraer S.A.

Consolidated Financial Statements

as of December 31, 2020

and Report of Independent Registered

Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Embraer S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Embraer S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition - Estimated Costs to Complete Long-term Contracts

As discussed in Notes 2.2.24 c), 3.1 and 31 to the consolidated financial statements, US$296.9 million of the Company’s total revenues for the year ended December 31, 2020 was generated from long-term contracts. For the Company’s long-term contracts, control transfers over time and revenue is recognized based on the extent of progress in each period towards completion of the performance obligation. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the products or services to be provided. As disclosed by management, the Company substantially uses the cost incurred method, using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement. Revenues are recognized proportionately as costs are incurred. Due to the nature of the work required to be performed on the performance obligations, management’s estimation of costs at completion is complex and requires significant judgment. Management has disclosed that there are many factors that can affect the accuracy of cost estimates, including, but not limited to, the projection, changes in circumstances and/ or new events, such as contract modification.

The principal considerations for our determination that performing procedures relating to revenue recognition - estimated costs to complete long-term contracts is a critical audit matter are there was significant judgment made by management when determining the estimated costs to complete long-term contracts especially in development projects. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating the estimates of the costs to complete, related to the assessment of management’s judgment about the Company’s significant assumptions related to estimated expected labor and material costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete long-term contracts. The procedures also included, among others, evaluating and testing management’s process for determining the estimate of costs at completion for a sample of contracts, which included evaluating the reasonableness of significant assumptions related to the estimated expected labor and material costs, used by management and considering the factors that can affect the accuracy of those estimates. Evaluating the reasonableness of significant assumptions used involved assessing management’s ability to reasonably estimate costs to complete long-term contracts by (i) performing a comparison of the previous year estimated and actual costs incurred for the contracts; and (ii) evaluating the timely identification of circumstances that may warrant a modification to estimated costs to complete, including actual costs in excess of estimates.

Assessment of impairment for long-lived non-financial assets

As described in Note 2.2.13 and 18 to the consolidated financial statements, the Company’s management performs, on an annual basis, impairment tests of intangible assets with indefinite useful lives, as well as evaluates impairment indicators for long-lived non-financial assets. Potential impairment is identified by comparing the carrying value of an asset, or a cash-generating unit (CGU), with its recoverable amount, which is determined at the higher between its value in use and fair value less cost to disposal. An impairment charge is recognized when the carrying value exceeds the recoverable amount. During 2020, considering the existence of triggering events, substantially associated with effects of the COVID-19 pandemic on revenue and profitability, the end of the strategic partnership between Boeing and Embraer and the corresponding impact on the Company’s market cap, the Company carried out impairment tests for each cash generating unit and recorded losses during 2020. Due to the review of the Company´s strategic plan at the end of 2020 and to the positive impact on future cash flows of devaluation of the Brazilian real against the United States dollar, which affected part of the costs and expenses budgeted in local currency, as described in Note 18, the impairment tests resulted in a net reversal in the year of impairment losses of US$ 7.4 million as of December 31, 2020, substantially related to the Executive Aviation segment. The recoverable amounts of the CGUs were determined by management at their estimated value in use. The process of estimating the recoverable amounts using value in use approach involves management’s significant judgments and assumptions related to revenue growth rate, gross margin and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived non-financial assets is a critical audit matter are (i) the significant judgment by management when developing the value in use measurement for each CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to revenue growth rate, gross margin and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s CGUs. These procedures also included, among others, testing management’s process for developing the value in use estimate of the certain CGUs; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management related to revenue growth rate, projected gross margin and the discount rate. Evaluating management’s assumptions related to revenue growth rate and projected gross margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the certain CGUs, (ii) the consistency of Company’s internally developed models which are based on external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers

Auditores Independentes

São José dos Campos, Brazil

April 8, 2021

We have served as the Company’s auditor since 2017.

Embraer S.A.

Consolidated Statements of Financial Position as of December 31, 2020 and 2019

(In millions of U.S. dollar)

	Note	12.31.2020	12.31.2019
ASSETS
CURRENT
Cash and cash equivalents	6	1,883.1	855.2
Financial investments	7	817.5	409.8
Trade accounts receivable, net	8	203.4	149.4
Derivative financial instruments	9	8.3	1.4
Customer and commercial financing		8.5	—
Collateralized accounts receivable		4.2	4.0
Contract assets	31.b	461.8	461.9
Inventories	10	2,469.5	1,304.4
Guarantee deposits		0.2	0.1
Income tax and social contribution		114.1	90.5
Other assets	11	176.7	120.1

		6,147.3	3,396.8
Assets held for sale	5	—	5,174.6

		6,147.3	8,571.4

NON-CURRENT
Financial investments	7	51.7	14.9
Derivative financial instruments	9	1.3	0.7
Customer and commercial financing		21.4	—
Collateralized accounts receivable		9.7	13.6
Guarantee deposits		1.5	0.5
Deferred income tax and social contribution	23.1	104.6	0.7
Other assets	11	111.0	61.8

		301.2	92.2
Investments		5.2	8.1
Property, plant and equipment, net	15	1,956.0	968.9
Intangible assets, net	17	2,075.6	894.1
Right of use	16	62.3	37.8

		4,400.3	2,001.1

TOTAL ASSETS		10,547.6	10,572.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Financial Position as of December 31, 2020 and 2019

(In millions of U.S. dollar)

	Note	12.31.2020	12.31.2019
LIABILITIES
CURRENT
Trade accounts payable	19	502.3	358.0
Lease liability	16	11.4	5.0
Loans and financing	20	375.5	14.9
Recourse and non-recourse debt		4.2	4.0
Other payables	21	245.7	162.5
Contract liabilities	31.b	1,033.0	649.1
Derivative financial instruments	9	1.2	4.5
Taxes and payroll charges payable	22	71.9	54.9
Income tax and social contribution	23	40.7	42.6
Financial guarantee and residual value	24	42.6	—
Dividends payable		1.2	1.4
Unearned income		0.5	2.0
Provision	25.1	98.5	103.1

		2,428.7	1,402.0
Liabilities held for sale	5	—	4,984.0

		2,428.7	6,386.0

NON-CURRENT
Lease liability	16	53.3	33.6
Loans and financing	20	4,072.5	76.1
Recourse and non-recourse debt		9.7	13.6
Other payables	21	32.6	12.7
Contract liabilities	31.b	262.4	34.3
Derivative financial instruments	9	8.7	—
Taxes and payroll charges payable	22	11.8	13.4
Deferred income tax and social contribution	23.1	474.7	272.3
Financial guarantee and residual value guarantees	24	82.6	—
Unearned income		57.3	16.1
Provision	25.1	114.2	99.8

		5,179.8	571.9

TOTAL LIABILITIES		7,608.5	6,957.9

SHAREHOLDERS’ EQUITY
Capital	28.1	1,551.6	1,551.6
Treasury shares	28.3	(25.7)	(26.5)
Revenue reserves		1,377.8	2,110.0
Share-based remuneration		37.4	37.4
Accumulated other comprehensive loss		(114.6)	(154.8)

		2,826.5	3,517.7
Non-controlling interests		112.6	96.9

TOTAL SHAREHOLDERS’ EQUITY		2,939.1	3,614.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,547.6	10,572.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Income Years Ended

(In millions of U.S. dollar)

	Note	12.31.2020	12.31.2019	12.31.2018
			(Recasted)*	(Recasted)*
CONTINUING OPERATIONS

REVENUE	31.a	3,771.1	5,462.6	5,071.1
Cost of sales and services		(3,293.5)	(4,667.1)	(4,303.1)

GROSS PROFIT		477.6	795.5	768.0

Operating income (expense)
Administrative		(143.4)	(190.2)	(182.6)
Selling		(194.0)	(286.5)	(305.7)
Expected credit loss (reversal) over financial assets and contract assets		(61.8)	0.6	1.5
Research		(29.8)	(49.4)	(46.1)
Other operating expense, net	33	(374.7)	(346.8)	(199.4)
Equity in income of associates	32	2.7	(0.2)	(0.4)

OPERATING INCOME/ (LOSS) BEFORE FINANCIAL RESULT		(323.4)	(77.0)	35.3

Financial expenses, net	34	(232.7)	(116.1)	(171.5)
Foreign exchange gain (loss), net	35	(79.1)	6.9	—

LOSS BEFORE INCOME TAX		(635.2)	(186.2)	(136.2)

Income tax expense	23.2	(93.1)	(130.3)	(35.0)

LOSS FOR THE YEAR		(728.3)	(316.5)	(171.2)

Attributable to :
Owners of Embraer		(731.9)	(322.3)	(178.2)
Non-controlling interests		3.6	5.8	7.0
Weighted average number of shares (in thousands)
Basic	30	736,164	735,850	734,065
Diluted	30	736,164	735,850	734,785

Earnings per share-basic in US$	30	(0.99)	(0.44)	(0.24)
Earnings per share-diluted in US$	30	(0.99)	(0.44)	(0.24)

*

Consolidated statements of income for each of the comparative years ended December 31, 2019 and 2018 were recast to present the results of the Commercial Aviation business unit and related services as continuing operations (previously disclosed as discontinued operations) since the beginning of comparative periods (Note 1.1.1 and 2.1.5).

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Comprehensive Income Years Ended

(In millions of U.S. dollar)

	12.31.2020	12.31.2019	12.31.2018
LOSS FOR THE YEAR	(728.3)	(316.5)	(171.2)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Put options of non-controlling interest	(22.2)	—	—
Actuarial gain on post employment benefit obligation	—	—	1.1
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT OR LOSS
Financial instruments - Cash flow hedge	9.0	(0.7)	0.4
Other comprehensive income	3.5	—	—
Translation adjustments	62.1	(10.6)	(65.4)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS (i)	52.4	(11.3)	(63.9)

TOTAL OF COMPREHENSIVE LOSS	(675.9)	(327.8)	(235.1)

Attributable to:
Owners of Embraer	(691.6)	(330.3)	(216.1)
Non-controlling interests	15.7	2.5	(19.0)

	(675.9)	(327.8)	(235.1)

(i)	Items presented above are net of deferred income tax, if applicable, of US$ 6.2, US$ (2.8) and US$ (9.1) for the years ended December 31, 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Changes in Shareholders’ Equity Years Ended

(In millions of U.S. dollar)

					Revenue reserves				Accumulated other comprehensive (loss)
	Note	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Retained earnings	Result in transactions with non- controlling interest	Actuarial gain (loss) on post- employment benefit obligation	Cumulative translation adjustment	Financial instruments	Total shareholders’ equity	Non- controlling interest	Total shareholders’ equity
At December 31, 2017		1,438.0	(51.8)	37.3	46.9	204.4	2,491.9	5.1	(4.2)	(40.3)	(63.3)	0.1	4,064.1	113.4	4,177.5

Loss for the year		—	—	—	—	—	—	(178.2)	—	—	—	—	(178.2)	7.0	(171.2)
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	1.1	—	—	1.1	—	1.1
Translation adjustments		—	—	—	—	—	—	—	—	—	(39.4)	—	(39.4)	(26.0)	(65.4)
Financial instruments		—	—	—	—	—	—	—	—	—	—	0.4	0.4	—	0.4

Total of comprehensive loss		—	—	—	—	—	—	(178.2)	—	1.1	(39.4)	0.4	(216.1)	(19.0)	(235.1)
Share-based remuneration		—	—	0.1	—	—	—	—	—	—	—	—	0.1	—	0.1
Stock options grants exercised		—	20.4	—	—	—	—	(10.9)	—	—	—	—	9.5	—	9.5
Allocation of profits:
Government grants		—	—	—	0.1	—	—	(0.1)	—	—	—	—	—	—	—
Interest on own capital		—	—	—	—	—	(8.2)	—	—	—	—	—	(8.2)	—	(8.2)
Dividends		—	—	—	—	—	(3.7)	—	—	—	—	—	(3.7)	—	(3.7)
Increase in share capital		113.6	—	—	—	—	(113.6)	—	—	—	—	—	—	—	—
Reserve for investments and working capital		—	—	—	—	—	(184.1)	184.1	—	—	—	—	—	—	—

At December 31, 2018		1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	—	(4.2)	(39.2)	(102.7)	0.5	3,845.7	94.4	3,940.1

Adjustment related to accounting policy change		—	—	—	—	—	—	1.3	—	—	—	(1.3)	—	—	—

At January 01, 2019		1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	1.3	(4.2)	(39.2)	(102.7)	(0.8)	3,845.7	94.4	3,940.1

Loss for the year		—	—	—	—	—	—	(322.3)	—	—	—	—	(322.3)	5.8	(316.5)
Actuarial loss on post employment benefit obligation		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments		—	—	—	—	—	—	—	—	—	(7.3)	—	(7.3)	(3.3)	(10.6)
Financial instruments		—	—	—	—	—	—	—	—	—	—	(0.7)	(0.7)	—	(0.7)

Total of comprehensive loss		—	—	—	—	—	—	(322.3)	—	—	(7.3)	(0.7)	(330.3)	2.5	(327.8)
Stock options grants exercised		—	4.9	—	—	—	—	(2.7)	—	—	—	—	2.2	—	2.2
Allocation of profits:
Government grants		—	—	—	2.0	—	—	(2.0)	—	—	—	—	—	—	—
Reserve for investments and working capital		—	—	—	—	—	(325.6)	325.7	—	—	—	—	0.1	—	0.1

At December 31, 2019		1,551.6	(26.5)	37.4	49.0	204.4	1,856.7	—	(4.2)	(39.2)	(110.0)	(1.5)	3,517.7	96.9	3,614.6

Loss for the year		—	—	—	—	—	—	(731.9)	—	—	—	—	(731.9)	3.6	(728.3)
Translation adjustments		—	—	—	—	—	—	—	—	—	53.5	—	53.5	8.6	62.1
Put options of non-controlling interest	13	—	—	—	—	—	—	—	(22.2)	—	—	—	(22.2)	—	(22.2)
Financial instruments		—	—	—	—	—	—	—	—	—	—	9.0	9.0	—	9.0
Other comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	—	—	3.5	3.5
Total of comprehensive loss		—	—	—	—	—	—	(731.9)	(22.2)	—	53.5	9.0	(691.6)	15.7	(675.9)

Stock options grants exercised		—	0.8	—	—	—	—	(0.4)	—	—	—	—	0.4	—	0.4
Absorption of reserves by loss for the year		—	—	—	—	—	(732.3)	732.3	—	—	—	—	—	—	—

At December 31, 2020		1,551.6	(25.7)	37.4	49.0	204.4	1,124.4	—	(26.4)	(39.2)	(56.5)	7.5	2,826.5	112.6	2,939.1

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Consolidated Statements of Cash Flows Years Ended

(In millions of U.S. dollar)

	Note	12.31.2020	12.31.2019	12.31.2018
OPERATING ACTIVITIES
Loss for the year		(728.3)	(316.5)	(171.2)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment	15	163.6	113.8	159.2
Realization of government grants		(4.6)	(2.1)	(3.6)
Amortization of intangible assets	17	128.5	95.9	112.8
Realization of contribution from suppliers	17	(8.3)	(22.4)	(22.0)
Loss for inventory obsolescence		16.6	20.5	18.3
Adjustment to market value, inventory, property plant and equipment and intangible		8.3	102.3	99.5
Expect credit losses (reversal) and receivables written-off		37.4	(3.1)	(7.8)
Losses on fixed assets disposal		15.2	28.6	19.8
Deferred income tax and social contribution		104.7	33.2	(21.2)
Accrued interest		24.6	1.5	(6.4)
Interest on marketable securities, net		(0.4)	(30.9)	(33.6)
Equity in associates gains and losses		(2.7)	0.2	0.4
Share-based remuneration		—	—	0.1
Foreign exchange gain (loss), net	35	77.1	(10.3)	20.7
Mark to market of the residual value guarantees	24	(9.7)	4.2	16.5
Other provisions		23.6	20.4	9.8
Other		(3.2)	(3.9)	(7.2)

CHANGES IN ASSETS
Financial investments		(513.0)	507.8	790.8
Derivative financial instruments		(2.1)	4.0	23.9
Collateralized accounts receivable and accounts receivable		42.6	205.3	(16.0)
Contract assets		33.9	(152.3)	104.1
Customer and commercial financing		(38.4)	1.1	4.6
Inventories		(34.6)	147.3	(281.9)
Guarantee deposits		(0.7)	348.6	—
Other assets		(72.5)	13.2	43.5

CHANGES IN LIABILITIES
Trade accounts payable		(314.0)	(44.6)	70.1
Non-recourse and recourse debt		(3.8)	(323.7)	(22.6)
Other payables		(48.7)	(28.7)	(16.3)
Contribution from suppliers		—	4.5	125.5
Contract liabilities		(134.5)	200.6	101.2
Taxes and payroll charges payable		(38.2)	2.6	30.7
Financial guarantees		(5.4)	(16.0)	(21.2)
Unearned income		(3.2)	(7.3)	(12.9)

NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		(1,290.2)	893.8	1,107.6

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	15	(102.3)	(284.5)	(154.3)
Proceeds from sale of property, plant and equipment	15	10.7	0.1	0.3
Additions to intangible assets	17	(121.4)	(283.3)	(290.3)
Additions investments in subsidiaries and affiliates		(1.8)	(2.5)	(2.4)
Acquisition of subsidiary, net of cash acquired		(4.1)	—	—
Financial investments		113.1	977.8	(76.5)
Dividends received		0.5	0.1	0.1

NET CASH GENERATED (USED) IN INVESTING ACTIVITIES		(105.3)	407.7	(523.1)

FINANCING ACTIVITIES
Proceeds from borrowings		2,079.1	400.5	124.0
Repayment of borrowings		(1,061.8)	(645.9)	(596.3)
Dividends and interest on own capital		—	(2.0)	(40.6)
Proceeds from stock options exercised		0.4	2.2	9.5
Lease payments		(9.0)	(11.8)	—

NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		1,008.7	(257.0)	(503.4)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(386.8)	1,044.5	81.1
Effects of exchange rate changes on cash and cash equivalents		(37.8)	(17.7)	(71.0)
Cash and cash equivalents at the beginning of the period		2,307.7	1,280.9	1,270.8

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,883.1	2,307.7	1,280.9

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

In accordance with the Company’s by-laws, the consolidated financial statements of the Company as of and for the year ended December 31, 2020 were approved by the Company’s Board of Directors on March 18, 2021 and were published on March 19, 2021, and the Form 20-F, which these financial statements are a part of, have been approved by the Company’s executives and reviewed by the Audit, Risk and Ethics Committee of the Company.

1.1	Significant events in the fiscal year ended December 31, 2020

1.1.1	Transaction between Embraer S.A. and The Boeing Company (“Boeing”)

On January 24, 2019, Embraer, Boeing and certain subsidiaries of Boeing and Embraer entered into the Master Transaction Agreement (“MTA”) and other transaction documents, which defined the terms and conditions for the creation of a joint venture covering Embraer’s Commercial Aviation business unit with a participation of 80% of a subsidiary of Boeing and 20% of Embraer, as well as the creation of a joint venture to promote and develop new markets and applications for the C-390 Millennium multi-mission transport aircraft (“Contribution Agreement”), with a participation of 51% of a subsidiary of Embraer and 49% of a subsidiary of Boeing (collectively, “Transaction”). Until April 25, 2020, Embraer and Boeing continued to be obligated to perform their respective obligations under the MTA and the Contribution Agreement with respect to the consummation of the Transaction, and therefore, Embraer maintained the classification of the assets of the Commercial Aviation business and related services as “held for sale” and “discontinued operations” as of December 31, 2019.

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

Due to the unexpected and wrongful termination of the strategic partnership by Boeing on April 25, 2020, from this date forward the Company stopped designating and measuring the assets and liabilities associated with the Commercial Aviation Business and related services as “held for sale” and its generated results as “discontinued operations,” which were reclassified as “held for continuous use” and “continuing operations”. The main impacts over the consolidated financial statements are summarized below:

•

The change in designation over the Company’s long-lived assets previously “held for sale” (fixed assets, intangibles, and rights-of-use) required the recognition of losses associated with accumulated depreciation and amortization not recognized while classified as “held for sale” in the amount of US$ 101.2 (US$ 17.7 related to the fiscal year ended December 31, 2020 and US$ 83.5 related to the fiscal year ended December 31, 2019), recorded as other operating expenses, net during the period (Note 33).

•

The change in designation also required the remeasurement of the long-lived assets held for sale (fixed assets, intangibles, and rights-of-use) for the lower value between the book value, adjusted for accumulated depreciation and amortization not recognized, and the recoverable value determined by the highest amount between the value-in-use of these assets and the fair value minus expenses that would be incurred by sale. During the term of designation as “held for sale”, these long-lived assets were listed at the recoverable value by the lesser value between the book value and the fair value based on the purchase price set forth in the MTA, minus the incremental costs incurred to close the transaction. Further details regarding with impairment test performed are disclosed in Note 18.

•

The consolidated statements of income for the comparative fiscal years ended December 31, 2019 and 2018 and related explanatory notes are presenting the Commercial Aviation business unit and related services as continuing operations instead of discontinued operations as previously reported (Note 2.1.5), due to the change in the classification occurred during the fiscal year ended December 31, 2020.

•

The consolidated statements of comprehensive income and cash flows have not been recast for the year ended December 31, 2019 since the Company has continued to disclose the consolidated statements of other comprehensive income and cash flows without the segregation of continuing and discontinued operations during the fiscal year ended December 31, 2019.

•

Unlike the statements of income, the statements of financial position balances related to the Commercial Aviation business unit and related services were not reclassified retrospectively and remained disclosed as assets and liabilities “held for sale” as of December 31, 2019, as per IFRS 5 (Note 5).

1.1.2	Impacts of the COVID-19 pandemic

Embraer has been monitoring the COVID-19 pandemic situation and its impacts on its employees, operations, the global economy, the supply and the demand for its products and services. The Company implemented contingency plans to act as quickly as necessary as the current situation unfolds.

As a result of the COVID-19 and its impacts over the commercial aviation industry, the Company’s credit rating has been downgraded by credit agencies – On April 28, 2020, Fitch downgraded our rating from BBB- to BB+, on April 29, 2020, Moody’s also downgraded our rating from Ba1 to Ba2 with a negative outlook, and on February 21, 2021, Standard & Poor’s downgraded our rating by one notch to BB with outlook negative.

Since the beginning of the COVID-19 pandemic, Embraer has been engaging in several initiatives supporting the health and safety of its employees. The Company’s operations were interrupted for certain period in order to adapt industrial facilities in relation to health and safety measures. Social distancing measures were taken, as well as the implementation of working from home for certain group of employees. Furthermore, several measures to preserve jobs were taken, including reductions in working hours and pay cuts, collective vacations and temporary furloughs.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In addition, as a result of the COVID-19 pandemic and its impacts over the economy, the Company has started three voluntary dismissal plans for specific group of employees in Brazil, with adoption of approximately 1,600 employees. On September 3, 2020, the Company announced an adjustment to its workforce, which corresponds to approximately 900 employees. Considering the voluntary dismissal plans and involuntary dismissals, the reduction in workforce amounted to approximately 2,500 employees in Brazil (12.5% of total workforce). The aggregated expenses of all voluntary dismissal plans concluded and adjustments to the workforce in the fiscal year were US$ 69.2 (Note 33).

The Company has taken measures to preserve cash flow, including (i) reductions in working hours and pay cuts; (ii) reductions and pay cuts in executive management and board of directors fees, (iii) extension of payments terms relating to our suppliers; (iv) extension of tax payment deadlines; (v) negotiation of new credit lines; and (vi) adjustment of production chain.

The main impacts over the Company’s business units are summarized below:

Defense & Security

In the Defense and Security business unit, the programs have been hit by the COVID-19 global pandemic, in terms of operations and supply chain. Some vendors were closed for several weeks due to the pandemic, jeopardizing their ability to delivery parts and goods. Logistics were also affected due to lower international flights availability adding longer cycles for parts shipment. It should be noted that no customer orders were canceled on Defense programs due to the pandemic. Adjustments required on committed deliveries were already negotiated with customers. The Company has taken actions to overcome the challenges imposed by the COVID-19 and to minimize its impacts on Defense deliveries.

Executive Aviation

In the Executive Jets business unit, restrictions on travel and emergency quarantine have posed some challenges for aircraft deliveries to international customers during 2020. As of the date of this report, production lines of our executive aviation products are able to attend the planned supply levels, with no major supply shortages. We are supervising the risks and controlling the supply chain and postponements in demand in order to prevent obstacles that may arise from this global crisis. As of the date of these annual consolidated financial statements, one of our executive jets’ customers has cancelled its firm’s orders and some of our executive jet customers have postponed their scheduled aircraft deliveries. Although we cannot fully predict the impact of the continuity of COVID-19 outbreak in the short-to-medium term on our business, we expect that some customers will continue to postpone their scheduled aircraft deliveries and/or will continue to cancel their orders. For 2021 it is expected that executive jets market remains stable in relation to the volume delivered on 2020, gradually recovering in the following years.

Commercial Aviation

In the Commercial Aviation business unit, the extensive traffic disruption affected our customer’s operations throughout the world. As a result of COVID-19, some of our customers rescheduled their aircraft deliveries, carrying them over to 2021 and beyond. During the year some deferral agreements were executed and generated a limited number of deferrals to beyond 2025 (Note 31.c), which had an impact on our 2020 results. However, no cancellation has occurred. The Company has granted interim financing for certain deliveries of commercial jets that have occurred during the third and fourth quarter of 2020, which were settled through its transfer to financing agents that financed the customers in December 2020. The recovery pace is difficult to predict since this outbreak has no precedent in history and we cannot fully yet determine the impact of the COVID-19 outbreak in the short-to-medium term on our business.

Services & Support

In the Services & Support business unit, both Commercial Aviation and Executive Aviation customers suffered impacts of the COVID-19 pandemic directly on their cash flows. Due to drop in operations and decrease in flights during the pandemic, most of airline operators have suffered adverse financial impacts, which resulted in late payments or claims for renegotiation of payment terms for overdue balances of services, spare parts, pool and maintenance contracts (Note 8). During the pandemic, the customers have invested solely on most urgent and indispensable items to preserve cash. A significant decrease in maintenance of engines related to commercial jets was observed on OGMA, however an increase was noted in maintenance of engines of Defense aircraft.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Furthermore, some scheduled services, such as repair of landing gear of Phenom and E-jets programs, have been impacted by delays in the receipt or shipment of related spare parts, which caused the services to be rescheduled, then impacting revenue and cash receipts for the fiscal year. In addition, a significant decrease was observed in the demand levels for MRO services during several months of the fiscal year, which also caused the reduction of operations. However, the demand levels have been increasing significantly in recent months, in accordance with the gradual resumption of flights by the airline operators and the Company’s customers.

Main accounting impacts related to the COVID-19 pandemic

In addition to the impacts previously disclosed, the Company has recognized the following impacts in its consolidated financial statements as result of the COVID-19 pandemic:

•	Negative changes in the fair value of Republic Airways shares held as financial investments impacting the Company’s operating results in the amount of US$ 4.1 (Notes 7 and 27.2).

•

Additional provision for expected credit losses in the amount of US$ 52.6 (Notes 8 and 27.3.2) over trade accounts receivable, contract assets and customer and commercial financing as result of increase in credit risks of the Company’s customers during the pandemic. In addition, as a result of renegotiations executed in the period, certain overdue balances in the total of US$ 22.4, net of expected credit losses, related to receivables of parts and services were reclassified from trade accounts receivable to customer and commercial financing due to the new terms agreed with maturities higher than 12 months.

•

The Company incurred during the fiscal year production costs related to idleness, as well as expenses associated with paid leaves and suspension of employees’ contracts (lay-off). These costs were recognized directly on loss for the year, being US$ 72.0 of idleness recorded as cost of goods sold and US$ 44.8 of costs with personnel (paid leaves and lay-offs) in the line of other operating expenses, net.

•

The Company had a trigger event related to impairment over its long-lived assets (fixed assets, intangibles, and rights-of-use) due to the impacts of the COVID-19 pandemic and its impact on market capitalization devaluation in the period, as further disclosed in Note 18.

1.1.3	New working capital and export financing lines

New issuance of guaranteed notes in the amount of US$ 750.0 and Tender Offer

On September 17, 2020, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 750.0 in guaranteed notes at 6.95% p.a., due on January 17, 2028. This operation is fully and unconditionally guaranteed by Embraer S.A. (“Embraer”) and Yaborã Indústria Aeronáutica S.A (“Yaborã”).

Out of the total resources raised through the new issuance, US$ 250.0 were used to conclude a Tender Offer announced on September 8, 2020 and concluded on September 23, 2020, being: (i) US$ 167.7 in principal of notes issued by Yaborã and guaranteed by Embraer with interest of 5.150% p.a. and maturing on 2022, and (ii) US$ 82.3 in principal of notes issued by Embraer Overseas Limited and guaranteed by Embraer and Yaborã with interest of 5.696% p.a. and maturing of 2023.

The costs incurred to conclude the Tender Offer were recognized as financial expenses, net in the statements of income for the fiscal year ended December 31, 2020, considering the principal repurchased in the transaction was derecognized as loans and financing of the Company. The derecognition of loans and financing repurchased as part of the Tender Offer generated a loss of US$ 4.5 in the line of financial expenses, net.

Working capital and exporting financing lines (BNDES and other public and private banks)

On June 15, 2020, the Company finalized the terms of working capital and export financing agreements in an aggregate principal amount of US$ 615.0, with a term of up to four years. The amount of US$ 300.0 was financed by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), which the agreement being signed on June 26, 2020, and US$ 315.0 was financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The Company had received all resources from BNDES and other banks.

New working capital and export financing line (U.S. Exim Bank)

On August, 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$ 97.2, accruing interest at one month LIBOR plus 1.4% p.a., for a one-year term. The amount was received by the Company on August 21, 2020.

1.1.4	Business combination – Tempest, a company specializing in cybersecurity

On July 1, 2020, Embraer announced the signing of a contract for a capital investment in Tempest Security Intelligence, resulting in a controlling stake in the company.

The largest cybersecurity company in Brazil, Tempest positions itself as a provider of complete solutions for business protection in the digital world. With offices in Recife, São Paulo, and London, it serves more than 300 clients in Brazil, Latin America, and Europe.

Founded in Recife in 2000, Tempest is one of the companies to receive an investment from the Aerospace Investment Fund (Fundo de Investimento em Participações Aeroespacial—FIP) created by BNDES, FINEP, São Paulo Development Agency (DESENVOLVE SP) and Embraer, the goal of which is to strengthen the aerospace, aeronautical, defense, and security production chain. Through the Aerospace Fund, Embraer held indirect participation in Tempest since 2016.

The closing date occurred on November 30, 2020.

Further details regarding the business combination are disclosed on Note 13.

1.1.5	Incident of information security

On November 24, 2020, Embraer suffered a cybersecurity incident that was later identified with a ransomware attack. The attack resulted in the encryption of an environment of virtual servers hosted in Brazil. The perpetrators of the attack exfiltrated certain data from that environment, and some of that data was made available on the dark web.

Immediately after the incident, Embraer employed significant IT resources and took steps to protect its systems, isolate the affected server and remedy its network. In view of the effectiveness of the Company’s response and the availability of back-up servers, Embraer chose not to establish contact with the perpetrators of the attack and not to pay any ransom. As part of its reaction, Embraer hired Tempest Security Intelligence, a leading cybersecurity company, to investigate the incident and supplement the Company’s remediation efforts.

Embraer adopted additional measures to strengthen the security of its systems, as well as reporting the incident to competent authorities, in Brazil and abroad.

The incident had no significant impact over the Company’s revenues, cash flows or any material incremental expenses for the fiscal year. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

All information presented in the consolidated financial statements are those considered relevant in the context of Company’s activities and for management purposes.

2.1.1	Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except when the account requires a different criteria, and adjusted for assets and liabilities measured as at fair value in subsequent measurement, when applicable.

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

These consolidated financial statements include the balances as of December 31, 2020 of the Company and all subsidiaries and special purpose entities in which the Company has control, directly or indirectly.

All accounts and balances arising from transactions between controlled entities are eliminated during the consolidation process.

Subsidiaries are entities over which the Company has control, which means exposure and rights to variable returns, the ability to use its power over these entities to affect those returns and ability to manage its relevant activities. The control assessment considers, in addition to who holds the majority of voting rights, the shareholders agreement in place between the Company and other non-controlling shareholders with voting rights, any rights arising from other contractual agreements and potential voting power. Subsidiaries are fully consolidated from the date on which control is acquired until the date in which the Company losses control.

Balances associated to the non-controlling shareholders with remaining interest over subsidiaries are presented as non-controlling interest in the Company’s statements of income and shareholders’ equity.

The accounting policies of the subsidiaries are consistent with the policies adopted by the Company.

a)	Special Purpose Entities (SPE)

Until the fiscal year ended December 31, 2018, the Company held certain financing structures for aircraft sales through SPEs in which it has control even without direct or indirect interest. The related SPE with ongoing activities on such fiscal year ended with assets, liabilities and results consolidated by the Company was Refine, Inc. Since the fiscal year ended December 31, 2018, the Company has no ongoing activities with SPEs.

b)	Consortia

A consortium is a legal entity set up to meet a specific purpose and is subject to mandatory laws and rules under specific regulations. As of December 31, 2020, the Company along with wholly owned subsidiary hold interest in consortium structure established by both entities solely. The transactions of this consortium are fully recorded and presented in the consolidated financial statements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.3	Corporate structure

Below is presented information regarding the consolidated subsidiaries as at December 31, 2020:

Entity	Participation Embraer	Country	Core activities
Airholding S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production

Yaborã Indústria Aeronáutica S.A.	100%	Brazil	Concentrates the production and commercialization of Commercial Aviation
Embraer Aviation France - EAF	100%	France	Sale of spare parts and support services in Europe
ELEB – Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands Finance B.V.	100%	Holland	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Holland	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	Sale of spare parts and support services in Asia
Embraer CAE Training Services (UK) Limited	51%	United Kingdom	No operations
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer - Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer - Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sale of spare parts and support services in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft

Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	EUA	R&D of technological innovations in the aerospace sector and related areas
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Embraer Aero Seating Technologies, LLC	100%	EUA	Production and maintenance of aircraft seats
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services LLC	51%	EUA	Pilot, mechanic and crew training
Embraer Solutions, LLC	100%	EUA	Sale of spare parts and support services for the Executive Aviation
EVE Urban Air Mobility Solutions, Inc.	100%	EUA	Aircraft development, design, manufacturing, selling, certification and support and solutions for urban air traffic management, related to Urban Air Mobility (UAM)
EVE Soluções De Mobilidade Aérea Urbana Ltda	100%	Brazil	Eve’s subsidiary with operations in Brazil

Embraer Aviation Europe - EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International - EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East

Embraer Defesa & Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply and development of satellite solutions
Visiona Internacional B.V.	100%	Holanda	International subsidiary of Visiona
SAVIS Tecnologia e Sistemas S.A.	100%	Brazil	Operates in Defense and Security with the Brazilian Government
Tempest Serviços de Informática S.A.	61%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Tempest Security Intelligence Limited	100%	UK	Retail trade of computer products, maintenance, repair and related services
EZS Informática S.A.	100%	Brazil	Retail trade of computer products, maintenance, repair and related services
ID IT Tecnologia da Informação Ltda.	99%	Brazil	Development and licensing of customizable computer programs, information technology consulting, data processing, application service providers and internet hosting services

Embraer GPX Ltda	100%	Brazil	No operations

Embraer Aviation Netherlands B.V.	100%	Holland	Concentrates corporate and commercial activities abroad. No current operations

Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations

Fundo de Investimento em Participações Embraer Ventures	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

Refine, Inc.	100%	Cayman Islands	SPE established in past periods for finance sales of aircraft from the Commercial Aviation. No outstanding operations as of December 31, 2020. Entity constituted by SAVIS Tecnologia e Sistemas S.A, a company controlled by Embraer Defesa & Segurança, and Embraer S.A, with the objective of assisting the

Tepro Consortium	100%	Brazil	Brazilian Army in the first phase of implementation of the Integrated Monitoring System (“Sisfron”) for the development of certain activities. Located in the city of Campinas, State of São Paulo, Brazil, it represents a direct ownership stake of 93.5% from SAVIS and 6.5% of Embraer S.A.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.1.4	Entities not controlled and not consolidated by the Company

Águas Azuis Construção Naval SPE Ltda. - Special purpose entity established by Embraer S.A., Atech – Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of execution of Frigate Class Tamandaré Program signed with Brazilian Navy (supply of four military vessels of high technological complexity), with total interest of 25.0% by Embraer. The transactions performed by this entity are recognized using the equity method and are presented as operating income of the Company.

Equity Investment Fund (“FIP”) Aeroespacial - Equity investment fund established with BNDES, FINEP and Desenvolve SP, created with the aim of strengthening the aerospace, aviation, defense and security supply chain and promoting integration of systems related to these sectors through support for small and medium enterprises. The investment fund is not consolidated in the Company’s financial statements, its results are recorded using the equity method and presented as part of the operating income based in the Company’s equity interest of 34.1%.

2.1.5	Changes to the comparative consolidated statements of income

Due to the change occurred during the fiscal year in the classification of the Commercial Aviation business unit from “discontinued operations” to “continuing operations” (Note 1.1.1), the comparative statements of income for each of the years ended December 31, 2019 and 2018 and related explanatory notes have been recasted to present the Commercial Aviation business unit and related services as “continuing operations”. The main balances recasted are summarized below:

2019 – As disclosed on Note 4.3 of the latest annual consolidated financial statements as of December 31, 2019, the balances of US$ 2,844.5 related to revenue, US$ 437.3 of gross profit, US$ 85.3 of operating profit and US$ (111.8) of loss for the year, previously disclosed in the single line of net income (loss) of the discontinued operations for the year ended December 31, 2019, are being recast to present the balances segregated on each related line in the results of “continuing operations”, as disclosed in the comparative consolidated statements of income on this set of annual consolidated financial statements.

2018 – As disclosed on Note 4.3 of the latest annual consolidated financial statements as of December 31, 2019, the balances of US$ 2,943.4 related to revenue, US$ 569.8 of gross profit, US$ 318.3 of operating profit and US$ 90.1 of net income for the year, previously disclosed in the single line of net income (loss) of the discontinued operations for the year ended December 31, 2018, are being recast to present the balances segregated on each related line in the results of “continuing operations”, as disclosed in the comparative consolidated statements of income on this set of annual consolidated financial statements.

In addition, in order to present and identify the expected credit losses recognized over trade accounts receivable and contract assets in the statements of income, as well as due to the materiality of this transaction in the current fiscal year as a result of the COVID-19 pandemic, the Company reclassified balances of this nature of US$ 0.6 for 2019 and US$ 1.5 for 2018 from the caption of “selling expenses” to a specific caption of “expected credit losses over financial assets and contract assets”. Previously, the Company has not disclosed such expense segregated in the statements of income due to the immateriality of the amounts involved.

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

The results and financial position of foreign subsidiaries that have a functional currency different from the Company’s functional currency are translated into the functional currency as follows:

•	Assets and liabilities for each statements of financial position presented are translated at the closing rate at the date of that statements of financial position.

•

Income and expenses for each statements of income and statements of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	All resulting exchange differences are recognized in the statements of comprehensive income in the line of translation adjustments.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate, with foreign exchange gain (loss) being recognized as other comprehensive income.

2.2.3	Financial Instruments

a)	Financial assets

a.1)	Recognition and measurement

Financial assets are recognized when the Company becomes part of the instrument’s contractual arrangements. They are initially measured at fair value, plus transaction costs attributable to their acquisition or issuance, except for instruments measured at fair value through profit or loss, for which these costs are recognized immediately in the consolidated statements of income.

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

Changes in fair value of FVOCI financial assets are recognized in accumulated other comprehensive (income) loss in the consolidated changes in shareholders’ equity. Gains or losses due to impairment and exchange variation, including interest calculated using the effective interest method, are recognized in the consolidated statements of income as financial expense, net, except for the exchange variation recognized as foreign exchange gain (loss), net. In the derecognition of these financial assets, any amounts accumulated in the consolidated statements of other comprehensive income are reclassified to the consolidated statements of income.

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

(ii) Evaluation if contractual cash flows are only principal and interest payments

To assess whether contractual cash flows are only principal and interest payments, the principal is defined as the fair value of the financial asset at the initial recognition, and interest as a consideration for the time value of money, the credit risk associated with value of principal outstanding during contractual terms, other risks and general costs of loans, as well as the profit margin in the transaction.

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

The Company classifies its financial liabilities in the following categories: (i) measured at amortized cost and (ii) fair value through profit or loss. A financial liability is measured at fair value through profit or loss if it is held for trading or is a derivative financial instrument, and its changes, including interest, is recognized in the consolidated statements of income. Changes in other financial liabilities measured as at amortized cost, including interest and exchange variation, are recognized in the consolidated statements of income under financial income (expenses), net caption, except for the exchange variation recognized as foreign exchange gain (loss), net.

Financial liabilities are derecognised when contractual obligations are withdrawn, canceled or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of income.

2.2.4	Cash and cash equivalents and financial investments

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

2.2.5	Trade accounts receivable, net

When making a sale, the Company evaluates its payment terms. If the sale amount is not received immediately, which is the case with aircraft sales, it will be recognized in the trade accounts receivable. The amount receivable when the payment is deferred by the customer is adjusted to present value if applicable, identifying an interest rate compatible with the market at the time of sale and applying it to the amount receivable according to the transaction payment terms.

Expected credit losses are recognized using actual credit loss experiences from the last 10 years and follow-up of prospective trends in the markets and segments that the Company operates. The identified factor is applied to the measurement of expected credit losses and recognition of impairment losses in the consolidated statements of income. The methodology data is reviewed and updated periodically in respect of economic and market circumstances in which the Company operates.

Trade accounts receivable transactions identified with significant financing component are reclassified and recorded as customer and commercial financing in the statements of financial position. As of December 31, 2020, the Company held a limited number of transactions with significant financing component.

The Company applies the lifetime model to estimate the expected credit losses over receivables recorded as customer and commercial financing in the statements of financial position.

2.2.6	Derivative financial instruments

The Company uses derivative instruments to hedge its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded in consolidated statements of income, considering the fair value of these instruments. The unearned gains and losses are recognized in the consolidated

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

statements of financial position under derivative financial instruments, and the counterpart in consolidated statements of income under financial expense, net, (Note 34), except for operations to hedge exposure to changes in exchange rate or designated as cash flow hedge, which is recognized as accumulated other comprehensive income (loss) in shareholders’ equity.

2.2.7	Hedge accounting

The Company uses hedge accounting to book certain derivative financial instruments applied to hedge risks of fluctuations in foreign exchange and interest rates in transactions associated with firm commitments and highly probable forecast transactions.

On the hedge’s initial designation, the Company formally documents the relationship between hedge instruments and hedged items, including the risk management objectives and the strategy for conducting the transaction, together with the methods used to evaluate the effectiveness of hedge relationship.

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps is recognized in income or loss as financial expense, net. The gain or loss relating to the ineffective portion is recognized in income or loss within financial expense, net.

b)	Cash flow hedge

Cash flow hedge is applied for hedging risks associated with the volatility of cash flows in foreign currency associated with highly probable forecast transaction that will impact income or loss, in this case the payroll expenses of personnel in Brazil settled in Brazilian Reais.

The Company designates as cash flow hedges the intrinsic value of hedge instruments (put and call options of foreign currency). The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within the shareholders’ equity. The time value of put and call options is recognized as hedge costs in accumulated other comprehensive income (loss) within shareholders’ equity. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, within financial expenses, net.

Amounts accumulated in shareholders’ equity are reclassified in the periods when the hedged item affects income or loss.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in shareholders’ equity at that time remains in shareholders’ equity until the highly probable forecast transaction occurs, when it is reclassified to income or loss along with the gain or loss of forecast transaction. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in shareholders’ equity are immediately reclassified to income or loss within financial expense, net.

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

In the case of cash flow hedges designated to hedge the volatility of payroll expenses settled in Brazilian Reais, the Company enters into zero-cost collar financial instruments by buying put options and selling call options of foreign currency with the same counterparty and risk premium zero. The critical terms of financial instruments matched with the terms of hedged risk the put and call options notional value hedges the risk 1:1 (forecast of payroll cash flows in Brazilian Reais for fiscal year) and its due date is within the forecast dates of cash outflows throughout the year. The Company asses on a qualitative and prospective basis the cash flow hedge effectiveness. If relevant changes in circumstances affect the terms of the hedged item, as changes in the forecast value of hedged cash outflows in Brazilian Reais in comparison to the effective value, the Company performs on a prospective basis the balance of hedge relationship and any ineffective portion is recognized in income or loss within financial expense, net.

d)	Accounting policies applied up to December 31, 2018

The Company adopted the requirements of IFRS 9 - Financial Instruments, to supersede IAS 39 – Financial Instruments: Recognition and Measurement, for hedge instruments designated for hedge accounting beginning on January 1st, 2019.

Until the fiscal year ended December 31, 2018, the Company applied the requirements of IAS 39 to designate, recognize and assess the effectiveness of fair value and cash flow hedge accounting structures.

Previously to the adoption of IFRS 9 for hedge instruments, the Company accounted for changes in the fair value of the time value of the instruments (options) in financial expense, net. As at January 1, 2019, the amount of US$ 1.3 was reclassified from retained earnings to the financial instrument reserve in accumulated other comprehensive income (loss) in shareholders’ equity related to the time value of the options.

2.2.8	Inventories

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

Inventories of raw material and spare parts are recognized as at the weighted average cost. Manufactured aircrafts (finished goods) and work in progress are measured at their individual production cost, which is recognized as cost of sales and services in the consolidated statements of income when aircraft are delivered to the customer.

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

The Company holds used aircraft for resale, usually received in trade-in transactions to facilitate new aircraft sales. The book value of these assets is compared periodically with its net realizable value, which is the assets estimated selling price in the ordinary course of business less estimated costs to sell. Any loss identified is recognized as other operating expenses, net in the consolidated statements of income as other operating expenses, net. The estimated selling price of used aircraft is based in the assessment of third party.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.9	Income tax and social contribution

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

Deferred income tax is recognized on temporary differences arising between the tax and accounting basis of assets and liabilities.

2.2.10	Investments

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

2.2.11	Property, plant and equipment, net

Property, plant and equipment are recognized by the acquisition, formation or construction cost, less accumulated depreciation and impairment losses.

Depreciation is calculated by the straight-line method based on the asset’s estimated useful life, Note 15. Land is not depreciated. The estimated useful lives are reviewed and adjusted, if appropriated, at the end of each fiscal year.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company.

The Company estimates the residual value for certain aircraft spare parts included in the exchange pool program, which is reviewed by Management and, if necessary, adjusted at the end of each reporting period. The Company does not attribute residual values to other assets as assets are not usually sold and in the event of a sale, the amount is not significant.

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

2.2.12	Intangible assets, net

a)	Development

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

The Company records these contributions when received as a liability and when the development stages and contractual events signed with the supplier are met and therefore, no longer subject to recourse, these values are recognized as a reduction of aircraft development costs recorded in intangible assets, and amortized in conjunction with development expenses following the same amortization criteria.

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

2.2.13	Impairment of long-lived assets

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

Assets are grouped in CGUs taking into consideration the Company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families or platforms of aircrafts or other goods and services produced by the Company, irrespective of its geographic location.

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

Any impairment losses of a CGU are recognized in the consolidated statements of income in the line of other operating income expense, net and allocated to relevant assets of the impaired CGU.

The exception to this concept is aircraft that the Company held in its property, plant and equipment for operating leases purposes, in which the Company acts as lessor. In this case, the aircraft are tested individually using the higher of their value in use and its market value to determine the recoverable amount. For impairment test purposes, the market value is estimated with the assistance of an assessment prepared by third party appraisals and the value in use is determined by the discounted cash flow of lease agreement associated with each aircraft tested, when applicable.

2.2.14	Leases

a)	Right-of-use assets

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

On the lease inception date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term, which is measured based on the contract term and renewal options. Lease payments include fixed payments less any lease incentives received. Variable lease payments not dependent on an index or rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate. After the inception date, the amount of the lease liability is increased to reflect the increase of interest, adjustments of installments and reduced for lease payments made. Moreover, the carrying amount of the lease liability is remeasured in case of any modification, a change in the lease term, a change in fixed lease payments or a change in valuation to acquire the underlying asset. Interest is recognized as financial expense, net in the statements of income for the year.

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

The Company adopted IFRS 16 for the recognition, measurement, and disclosure of leases using the modified retrospective model with the adoption date on January 1st, 2019. Under this approach, the financial information comparative to prior periods were not restated and remain as previously reported in accordance with IAS 17.

In the comparative fiscal year which ended on December 31, 2018, the contracts where the Company is the lessee were recognized according to their classification between finance and operating leases:

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

2.2.15	Loans and financing

Loans are recognized initially at fair value, net of transaction costs, and subsequently carried at amortized cost (plus charges and interest on a pro rata basis), considering the effective interest rate on each transaction.

Loans are classified as current or non-current liabilities based on contractual terms.

When a substantial period is required for construction or production of an asset before it is ready for use (qualifying asset), the borrowing costs are capitalized as part of the cost of such assets. The costs are allocated based on the average rate for all active loans, weighted in accordance with additions in the period. Borrowing costs are interest and other costs incurred by the Company in obtaining funding.

2.2.16	Financial guarantees and residual value guarantees

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.17	Unearned income

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

2.2.18	Provisions, contingent assets and liabilities, legal obligations and court-mandated escrow deposit

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

For income tax matters (Note 23.3), beginning on January 1st 2019 with the adoption of IFRIC 23 - Uncertainty over income tax treatments, a provision is recognized when the Company’s Management evaluates with the assistance of its legal advisors that an uncertainty over income tax treatments taken during the fiscal years subject to tax authorities’ examinations, or under discussions in administrative and legal instances with tax authorities, is not probable to be accepted by decisions of the court of last resort.

Until the fiscal year ended December 31, 2018, previously to the adoption of IFRIC 23, the Company recognized a provision for income tax matters whenever the loss associated was considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved could be measured with a reasonable degree of certainty.

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

Court-mandated escrow deposits - recorded as other assets and periodically updated for monetary correction.

2.2.19	Product warranties

Warranty expenditure on aircraft is estimated on the delivery of these products. The estimates are based on historical data that includes, among others, warranty claims and related repair or replacement costs, warranties given by the suppliers, contractual coverage period and warranty patterns for new aircrafts, for which the Company expects higher warranty costs in the launch of new models until the production process matures and increases the platform in service period. The coverage period varies from 3 to 6 years.

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

Management reviews the assumptions and the evolution of warranty related costs periodically, and if appropriated, adjustments to the provision is recorded.

The product warranties balances are presented in the provisions caption in the consolidated statements of financial position, Note 25.1.

2.2.20	Post-retirement benefits

a)	Defined contribution

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

This provision is reviewed at least annually.

2.2.21	Employee profit-sharing plan

The Company provides a profit-sharing plan for its employees, which is linked to performance targets established in action plans set and agreed at the beginning of each year. The profit-sharing approved by current policy is equivalent to a percentage of monthly compensation of each employee (varying from 16.5% to 33.0%) associated with fulfillment of individual and corporative targets. Provisions are recognized monthly by applying the agreed percentage to the payroll of the Company, recognized in the consolidated statements of income accounts related to the function performed by each employee (costs or expenses).

The Company performs advance payment of up to 50% of amounts due for each employee under the profit-sharing plan during the fourth quarter of fiscal year being evaluated, and the remaining portion is not paid until April of next fiscal year when the evaluation of results and targets for fiscal year ended is already completed.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.22	Share-based payment

The Executive Remuneration Policy (PRE) determines that the remuneration of the Company’s management shall be granted as a Long-Term Incentive (LTI) with the objective of retaining and attracting qualified personnel who will make an effective contribution to the Company’s performance. The Company provides one type of share-based remuneration in the form of LTIs during the current fiscal year:

Cash-settled phantom shares plan, in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of the Company’s shares. At the end of the acquisition period the participant receives the quantity of virtual shares converted into reais, at the shares’ current market value. The Company recognizes the obligation during the acquisition period (quantity of virtual shares proportional to the period) in the same group as the participant’s normal remuneration. This obligation is presented as an account payable to employees and the fair value is calculated based on the market price of the shares and registered as financial expense, net in the consolidated statements of income. The phantom shares plan is a cash-settled share-based payment transaction and therefore has no impact on the calculation of diluted earnings per share.

2.2.23	Earnings per share

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

2.2.24	Revenue recognition of contract with customers

Revenue comprises the fair value of the consideration received or to be received for the sale of products and services in the ordinary course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.

a)	Revenue from sales of aircraft and spare parts

Revenues from aircraft and spare parts sales are recognized when the control is transferred to the customer, that is, when all recognition conditions are met. Revenues from commercial, executive and agricultural aircraft and spare parts are generally recognized upon delivery or shipment to the customer.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

b)	Revenue from sale of services

Services sale revenues are recognized over time of control transfer to the customer, that is, to the extent that services are rendered over time. The performance obligations of such contracts are satisfied and recognized in the consolidated statements of income over time.

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

2.2.25	Cost of sales and services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - Materials used in the production process, substantially acquired from foreign suppliers.

b)	Labor - comprises salaries and related charges, primarily in Brazilian reais.

c)	Depreciation - The Company’s fixed assets are depreciated using the straight-line basis over their useful lives.

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

2.2.26	Financial expense, net and foreign exchange gain (loss), net

Financial expense, net and foreign exchange gain (loss), net principally comprise interest income on cash and cash equivalents and financial investments measured as at amortized cost and FVOCI, financial charges on loans, tax updates and foreign exchange gain (loss) on assets and liabilities expressed in currencies other than the functional currency (US dollars), on an accrual basis. Gains or losses on fair value changes of FVTPL financial instruments are also recognized as financial expense, net.

Changes in the fair value of the residual value guarantees and income or loss on the provision and implementation of derivative financial instruments capitalized are also recorded as financial expense, net in the consolidated statements of income.

Financial income and expense exclude borrowing costs attributable to acquisitions, buildings or the contribution of qualifying assets that require a substantial period to be ready for use or sale.

2.2.27	Statement of cash flows

The statement of cash flows was prepared using the indirect method.

2.2.28	Segment reporting

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

3.	Critical accounting estimates and significant judgements

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenue and expense and their disclosure. Therefore, variables and assumptions

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

derived from historical experience and other factors deemed relevant were used in preparing accompanying consolidated financial statements included in this report. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized in the period in which the estimates are revised on a prospective basis.

The significant accounting policies, including the variables and assumptions used in the estimates, and the relevant sensitivity of those judgments to different scenarios and conditions are described below:

3.1.	Revenue from long-term contracts (Defense & Security)

In the Defense & Security segment, a significant portion of revenue is derived from long-term contracts with the Brazilian and foreign governments, recognized over time by the cost incurred method (Note 2.2.24 – c), using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement.

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

In a hypothetical scenario of 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress during 2020, the Company’s revenue and gross margin in the year would be lower in US$ 92.8 or would increase by US$ 99.7, respectively.

3.2.	Residual value guarantees (Commercial Aviation)

The residual value guarantees granted on aircraft sales of the Commercial Aviation business unit may be exercised at the end of a financing contract between a financial agent and the customer or operator of these aircraft. The guarantees are initially measured at fair value and are revised quarterly to reflect changes in relation to the fair value of these commitments. The residual value guarantees may be exercised if the quoted market value is lower than the future fair value guaranteed. The future fair value is estimated in accordance with third party evaluation of the aircraft, including information from sale or leasing of similar aircraft in the secondary market. Sensitivity analysis of the fair value of residual value guarantees is presented below:

		Additional variations in book balances
	Amounts exposed at 12.31.2020	-50%	-25%	Probable scenario	+25%	+50%
Financial guarantee of residual value	104.6	(55.7)	(51.0)	(0.4)	83.0	112.8

Total	104.6	(55.7)	(51.0)	(0.4)	83.0	112.8

(*)	The positive and negative variations of 25% and 50% were applied on the rates

3.3.	Impairment of long-lived assets

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Additional information on key assumptions and sensitivity analysis is disclosed in Note 18.

4.	Changes in accounting standards

Replacement of LIBOR and other interbank offered rates (IBORs) – International Accounting Standards Board (IASB) has issued amendments to IAS 39, IFRS 7 and IFRS 9 that address the replacement of the London Interbank Offered Rate (LIBOR) and other interbank offered rates (IBORs). The reform of benchmark interest rates is divided into two phases:

1)

Phase 1 (effective from 1 January 2020) – considers temporary reliefs in the period before the reform to specific hedge accounting requirements to hedging relationships directly affected by the replacement of one benchmark rate with an alternative one.

2)

Phase 2 (effective from 1 January 2021) – addresses replacement issues, including changes to contractual cash flows and hedge relationships as a result of the replacement of one benchmark rate with an alternative one.

As of December 31, 2020, the Company had relevant transactions indexed to LIBOR, considering the pre-replacement period for IBOR reform, the Company has adopted temporary reliefs from Phase 1 to the non-replacement of the rates during this period, for the purpose of analyzing the economic relationship of its hedge accounting structures, as well as for its prospective assessment of effectiveness, which did not provide significant impacts on hedge relationships. The Company is revising its contracts and has no expectations of material impacts related to this replacement.

New accounting standards and interpretations have been published or are in the process of being amended and will be effective in the coming years, however they were not cited, as, according to the Company’s assessment, no material impact arising from their application is expected.

5.	Assets held for sale

The Commercial Aviation business unit assets and liabilities were measured and presented as assets and liabilities “held for sale” as of December 31, 2019, since on that reporting period the transaction started with Boeing was classified as “highly probable” as per definitions of IFRS 5. Details regarding of the now terminated transaction are disclosed in Note 1.1.1.

The segregation of assets and liabilities “held for sale” considered the terms approved by the parties in the MTA related to the Commercial Aviation business unit and related services, as well as segregation criteria of certain assets and liabilities. Further details regarding the segregation process are disclosed in Note 4 of the annual consolidated financial statements as of December 31, 2019.

In the statement of financial position and explanatory notes as of December 31, 2020, the balances designated as “held for sale” as of December 31, 2019 were reclassified to its former accounts, as presented in table below:

ASSETS HELD FOR SALE	Note	12.31.2019
Cash and cash equivalents		1,452.5
Financial investments		47.5
Trade accounts receivable, net		144.7
Customer and commercial financing		10.7
Contract assets		33.8
Inventories		1,079.6
Guarantee deposits		0.5
Income tax and social contribution		2.1
Other assets		111.5
Deferred income tax and social contribution		34.3
Property, plant and equipment	15	1,089.7
Intangible assets	17	1,157.5
Right of use	16	10.2
TOTAL		5,174.6

LIABILITIES HELD FOR SALE	Note	12.31.2019
Trade accounts payable		474.7
Lease liability	19	9.4
Loans and financing		3,301.3
Other payables		132.5
Contract liabilities		746.1
Taxes and payroll charges payable		8.9
Income tax and social contribution		54.9
Financial guarantee and residual value guarantee	24	140.3
Unearned income		47.7
Provisions	25.1	39.5
Deferred income tax and social contribution		28.7
TOTAL		4,984.0

Details of financial assets and liabilities “held for sale” as of December 31, 2019 are disclosed in Note 27.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

6.	Cash and cash equivalents

	12.31.2020	12.31.2019
Cash and banks	1,117.7	585.0

	1,117.7	585.0

Cash equivalents
Private securities (i)	78.8	64.9
Fixed deposits (ii)	686.6	205.3

	765.4	270.2

	1,883.1	855.2

(i)	Applications in Bank Deposit Certificates (CDB’s), issued by financial institutions in Brazil, available for redemption in up to 90 days.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

7.	Financial investments

	12.31.2020				12.31.2019
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total	Fair value through profit or loss	Total
Financial instruments
Public securities	51.8	—	—	51.8	—	—
Structured Notes (i)	—	—	241.1	241.1	358.8	358.8
Investment funds	—	—	7.4	7.4	5.3	5.3
Fixed-Term Deposits (ii)	—	513.0	—	513.0	—	—
Others (iii)	—	—	55.9	55.9	60.6	60.6

	51.8	513.0	304.4	869.2	424.7	424.7

Current portion	0.1	513.0	304.4	817.5	409.8	409.8
Non-current	51.7	—	—	51.7	14.9	14.9

(i)

Structured notes, the Company maintains financial investments in structured notes associated with the credit risk of financial institution issuer and the Brazilian government of US$ 195.2 (US$ 222.5 as of December 31, 2019) and with the credit risk of two financial institutions concurrently of US$ 30.1 (US$ 121.4 as of December 31, 2019).

The Company also maintains financial investments in structured notes associated with its own credit risk in the amount of US$ 15.7 (US$ 14.9 as of December 31, 2019).

The increase in profitability of this structured note was obtained through a Credit default swap - CDS, a transaction which provides the right for early redemption of the note in case of a default event of the Company. After a default event, the note may be redeemed by the holder by the market value or original face value, which would result in a loss to the Company of all interest accrued so far.

Default events that may anticipate the maturity of the notes are, among others: (a) the insolvency or judicial recovery of the Company; and (b) delinquency or restructuring of the Company’s debts in financing agreements.

In case of default, the maturity dates of these notes will be anticipated, and the notes will be realized at market value, limited to a minimum of the initial investment. Any amount for which the market value exceeds the amount invested will be paid to the Company in the form of securities or loans of that amount.

(ii)	Fixed term deposits in US Dollars issued by financial institutions, with original maturities of 90 days or higher from the date of hiring.
(iii)

Investment in equity securities (shares) from Republic Airways Holdings, arising from the request for the judicial reorganization of the former entity Republic Airways and received by the Company as part of the restructuring plan. Changes in fair value of this financial investment are disclosed on Notes 27 and 33.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The weighted average nominal interest rates related to cash equivalents and financial investments made in Brazilian Reais were 2.80% p.a., equivalent to 100.1% of the CDI, and in US Dollars 0.83% p.a. (5.96% p.a., equivalent to 100.1% of the CDI and in US Dollars, 2.68% p.a. on December 31, 2019).

8.	Trade accounts receivable, net

	12.31.2020	12.31.2019
Foreign customers	214.5	149.6
Brazilian Air Force	7.4	7.0
Domestic customers	40.0	3.9

	261.9	160.5
Allowance for doubtful accounts	(58.5)	(11.1)

	203.4	149.4

The amounts and maturities of these trade accounts receivable are shown below:

	12.31.2020	12.31.2019
Current	190.9	104.2
Up to 90 days	20.9	25.6
From 91 to 180 days	8.4	10.3
More than 180 days	41.7	20.4

	261.9	160.5

The increase of overdue trade accounts receivables in the Company’s current position is related to impacts of the COVID-19 pandemic, mainly in the Services & Support business related to the Commercial Aviation customers (Note 1.1.2). The Company has taken necessary actions to ensure the collection of overdue balances, including renegotiation agreements with individual customers in order to collect overdue balances in short-term through monthly installments with interest. Due to this factor and relevant increase in customers credit risk during 2020 (Note 27.3.2), the Company increased the expected credit losses factor in the year:

	12.31.2020	12.31.2019	12.31.2018
Beginning balance	(11.1)	(45.0)	(52.9)
Additions/Reversal	(57.1)	(4.4)	11.9
Write-off	15.0	7.5	3.6
Reclassification*	29.6	—	—
Foreign exchange variation	(4.9)	0.8	(7.6)
Assets held for sale	(30.0)	30.0	—

Ending balance	(58.5)	(11.1)	(45.0)

*

Reclassification refers to transfer of expected credit losses provision recognized over trade accounts receivable overdue balances that were renegotiated with certain customers during the year and reclassified to the customer and commercial financing account in the statements of financial position.

9.	Derivative financial instruments

Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.

As of December 31, 2020, the Company had the following operations:

•

Swap operations, with the main objective of changing the debts index, from floating rates to fixed interest rates or vice versa, exchange of Real to US Dollars and vice versa. The fair values of these instruments are measured by the future flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the financial statements by the prevailing market rates.

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

•	Non-deliverable forward (NDF), with the purpose of protecting the Company against the risks of exchange rate fluctuations. The fair value is determined by the observable market pricing model.

Purpose		Risk	Settlement date	12.31.2020	12.31.2019
Derivatives designated as hedge accounting
Expenses in Brazilian Reais (i)	Exchange rate		2021	7.1	(0.1)
Project development (ii)	Interest rate		2023	0.8	1.5
Export Financing (iii)	Interest rate		2022	(0.1)	—
Export Financing (iv)	Exchange rate and interest rate		2022	1.4	—

Other Derivatives				9.2	1.4

Acquisition of property, plant and	Interest rate		2024	(0.1)	(0.1)
equipment (v)

Export	Exchange rate		2022	—	0.3

Export (vi)	Exchange rate		2021	0.3	(4.0)

Export (vii)	Interest rate		2027	(9.7)	—

				(9.5)	(3.8)

				(0.3)	(2.4)

(i)

Zero-cost collar derivative financial instruments, designated as cash flow hedge amounting to US$ 155.5 equivalent to R$ 808.7 million, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.31.

(ii)

Derivative financial instruments (interest rate swaps), designated as fair value hedge, amounting to R$ 121.5 million, equivalent to US$ 23.4, of the Project Development line subject to a fixed interest rate of 3.5% p.a. for a floating weighted average rate equivalent to 31.46% of the CDI.

(iii)

Derivative financial instruments (interest rate swaps) with maturities on 2022, designated as fair value hedge, related to financing lines in the total amount of US$ 170.0 subject to fixed interest rates plus Libor 3 months or Libor 6 months, in which the floating rates were converted for a fixed weighted average rate of 0.34% p.a.

(iv)

Derivative financial instruments (interest rate and cross-currency swap), designated as cash flow hedge, amounting to the notional amount of R$ 272.3 million, equivalent to US$ 50.0, of exporting credit line in Brazilian Reis with floating interest rate of 3.6% p.a. + 100% CDI, which were converted to US Dollars and fixed interest rate of 5.86% p.a.

(v)

Derivative financial instruments (interest rate swaps), which converted the amount of US$ 2.3 from a floating interest rate equivalent to 65% of LIBOR 1 month + 2.4375% p.a. to a fixed weighted average interest rate of 5.23 % p.a.

(vi)	Derivative financial instruments (Non-Deliverable Forwards), amounting to US$ 15.5 relating to Euro to US Dollars currency exchanges.
(vii)

Derivative financial instruments (interest rate swaps) with maturities on 2027, related to financing line in the total amount of US$ 100.0 subject to floating interest rate of Libor 6 months and converted for a fixed weighted average rate of 2.20% p.a.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

On December 31, 2020, the amount of loans and financing measured at amortized cost amounted to US$ 4,447.2, considering the mark-to-market effect of the hedged risk protected by the hedge structure US$ 4,447.9 (on December 31, 2019, US$ 89.5 and US$ 90.9, respectively).

The hedge effectiveness ratio of the fair value and cash flow hedge on the initial date was 1:1 and 1:1, respectively. Considering the changes in the discounted cash value of the instruments not yet settled since January 1 and the amount of the hedged item, the effectiveness ratio was 1:1 and 1:1 (1:1 and 1:1.17 on December 31, 2019).

On December 31, 2020 and December 31, 2019, the fair value of derivative financial instruments was recognized in the Company’s assets and liabilities as follows:

	12.31.2020	12.31.2019
Assets

Current portion	8.3	1.4
Non-current	1.3	0.7

Liabilities
Current portion	(1.2)	(4.5)
Non-current	(8.7)	—

Net derivative financial instruments	(0.3)	(2.4)

10.	Inventories

	12.31.2020	12.31.2019
Raw materials	1,071.9	499.2
Work in process	631.1	439.7
Spare parts	576.0	224.6
Finished goods (i)	137.4	106.0
Held by third parties	61.4	50.7
Advances to suppliers	47.8	29.6
Inventory in transit	71.8	21.0
Consumption materials	52.1	24.2
Used aircraft (ii)	34.7	5.9
Loss on adjustment to market value (iii)	(4.4)	(0.9)
Loss due to obsolescence (iv)	(210.3)	(95.6)

	2,469.5	1,304.4

(i)	The following aircraft were held in the finished goods inventory:

•	December 31, 2020: two Embraer 195-E2, one Phenom 100, one Phenom 300, one Praetor 500, two Praetor 600, three Ipanema and one Super Tucano.

•	December 31, 2019: one Legacy 650, one Phenom 100, three Phenom 300, two Praetor 500, three Praetor 600 and two Ipanema.

(ii)	The following used aircraft were held in inventory as available for sale:

•	December 31, 2020: one Phenom 100, one Embraer 135, two Embraer 145 and one Embraer 190-E2.

•	December 31, 2019: one Phenom 300. The inventories of used aircraft reclassified as assets held for sale (Note 5) was comprised of two Embraer 135 and three Embraer 145.

Of the total aircraft held in inventories as of December 31, 2020, one Embraer 195-E2 and three Ipanema had been delivered by until March 26, 2021.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(iii)	Changes in the provision for adjustments to the realizable value of used aircraft were as follows:

	12.31.2020	12.31.2019	12.31.2018
Beginning balance	(0.9)	(7.7)	(17.2)
Additions	(17.3)	(5.2)	(8.8)
Disposals	14.6	11.2	18.3
Assets held for sale	(0.8)	0.8	—

Ending balance	(4.4)	(0.9)	(7.7)

(iv)	Changes in the provision for obsolescence were as follows:

	12.31.2020	12.31.2019	12.31.2018
Beginning balance	(95.6)	(170.7)	(153.2)
Additions	(42.2)	(50.3)	(59.8)
Disposals	23.9	29.8	41.5
Reversals	1.7	—	—
Foreign exchange loss	(3.4)	0.9	0.8
Assets held for sale	(94.7)	94.7	—

Ending balance	(210.3)	(95.6)	(170.7)

11.	Other assets

	12.31.2020	12.31.2019
Taxes recoverable (i)	105.6	94.4
Other debtors (ii)	72.8	4.9
Prepaid expenses	36.5	22.5
Court-mandated escrow deposits (iii)	26.8	30.1
Loan with a joint operation	25.2	4.2
Advances to employees	4.9	1.9
Advances for services to be rendered	5.2	9.6
Other	10.7	14.3

	287.7	181.9

Current portion	176.7	120.1
Non-current portion	111.0	61.8

(i)	Taxes recoverable

	12.31.2020	12.31.2019
ICMS (State Value-added Tax) and IPI (Excise Tax)	69.3	65.1
PIS (Social Integration Program) and COFINS	19.7	12.0
Income tax and social security on net income	7.5	7.5
ISS (Service tax)	4.6	5.3
Other	4.5	4.5

	105.6	94.4

Current portion	50.0	64.6
Non-current portion	55.6	29.8

(ii)

Corresponds mainly to rework done on products supplied by third parties, which will be reimbursed according to the contractual terms and credits negotiated with certain suppliers that will be consumed over time from other receivables from suppliers.

(iii)	Refers to deposits arising from lawsuits, substantially to federal taxes and contributions, in which there is a liability recorded Note 25.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12. Interest in entities

12.1	Subsidiaries

Subsidiaries controlled directly or indirectly by the Company are described in Note 2.1.3 and are consolidated into the Embraer financial statements.

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of the subsidiaries.

There are inherent risks to the operations of these entities, the most significant of which are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest).

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes.

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations, and

•	Liquidity risk: financial inability to meet financial obligations.

12.2	Subsidiaries with participation of non-controlling shareholders

Non-controlling shareholders have interests in the entities listed below, however, based on contractual agreements and analysis of the applicable accounting standards, the Company has control and therefore consolidate the following entities:

12.31.2020
Entity	Country	Embraer Group interest%	Non-controlling interest		Comprehensive income
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%	60.5	3.9
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%	—	—
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	17.3	(1.7)
Embraer CAE Training Services	United States of America	51.0%	49.0%	22.9	6.0
Tempest Serviços de Informática S.A.	Brasil	61.0%	39.0%	11.9	0.3

				112.6

12.31.2019
Entity	Country	Embraer Group interest%	Non-controlling interest		Comprehensive income
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%	53.9	3.0
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%	—	—
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	20.0	(0.5)
Embraer CAE Training Services	United States of America	51.0%	49.0%	23.0	10.2

				96.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

12.31.2018
Entity	Country	Embraer Group interest%	Non-controlling interest		Comprehensive income
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%	54.3	9.6
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%	—	—
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	19.1	(0.3)
Embraer CAE Training Services	United States of America	51.0%	49.0%	20.9	7.8

				94.3

Embraer holds 51.0% of the entities Embraer CAE Training Services Ltd., Visiona Tecnologia Espacial S.A. and Embraer CAE Training Services. The powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives, as well as Embraer directs the principal operating activities of the entity.

The financial position of the most significant entity with non-controlling interests is summarized below, which is OGMA—Indústria Aeronáutica de Portugal S.A. Other entities combined represent less than 5% of consolidated profit before taxes on income.

	12.31.2020	12.31.2019
Cash and cash equivalents	67.8	24.3
Current assets	217.9	180.2
Non current assets	64.4	60.8
Current liabilities	109.1	86.5
Non current liabilities	0.4	0.4
Noncontrolling interest	60.5	53.9

	12.31.2020	12.31.2019	12.31.2018
Revenue	287.1	277.5	240.5
Net income for the year	3.9	3.0	9.6

Subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

13.	Business combination

The Company concluded on November 30, 2020, through its wholly owned subsidiary Embraer Defesa e Segurança Participações S.A. (“EDSP”), the control acquisition of Tempest Serviços de Informática S.A. and its subsidiaries (“Tempest”), the largest cybersecurity company in Brazil.

The acquisition was concluded in steps, since previously the purchase of majority stake of 52.8% as of November 30, 2020, the Company maintained indirect stake of 8.4% on Tempest through the FIP Aeroespacial. Upon completion of the business combination, the Company’s total stake increased to 61.2%.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Purchase consideration
Cash paid	8.3
Deferred consideration	16.1
Contigent consideration	0.4

Total purchase consideration	24.8

Indemnification asset	(1.3)
Fair value of previously held interest on the acquired entity	3.9

Total consideration	27.4

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	4.2
Trade accounts receivable	3.0
Receivables from controlling shareholders	13.6
Other assets	1.7
Property, plant and equipment, net	1.1
Intangible assets, net	18.6
Right of use	1.5
Trade accounts payable and other payables	(4.9)
Loans and financing	(7.0)
Lease liability	(1.6)
Provisions for labor, tax or civil contingencies	(1.3)

Total of net identifiable assets acquired	28.9

Non-controlling interest	(11.7)
Goodwill	10.2

27.4

The fair value of acquired identifiable net assets, comprising intangible assets of US$ 18.6 (including brands) and provisions for labor, tax or civil contingencies of US$ 1.3, are provisory and still pending on receipt of final valuation reports of such assets and liabilities. The goodwill generated of US$ 10.2 is attributable to the workforce and profitability of the acquired business. It will not be deductible for income tax purposes.

Revenues, expenses and net income for the fiscal year generated by the acquired business and consolidated by the Company, including pro forma data had the Company acquired control since January 1st, 2020, is not material for the Company’s consolidated financial statements.

Contingent liabilities of US$ 1.3 were recognized as a result of administrative and legal demands claimed by Tempest. The selling shareholders agreed under the contractual terms to indemnify the Company in the event of payment of these contingent liabilities existing on the date of the business combination, as well as guarantees were established to mitigate the credit risk.

The Company recognized the non-controlling interest at proportionate shares (38.8%) of the acquired identifiable net assets. This decision is made on an acquisition-by-acquisition basis.

As a result of the fair value measurement of previously stake held before the business combination, the Company recognized in the statements of income a loss of US$ 0.8. Previously such stake was measured at fair value though profit or loss by FIP Aeroespacial.

As part of the shareholders agreement and other obligations assumed, it was established a lock-up period of up to 4 years for the retention of the non-controlling shareholders in the Tempest structure, as well as the Company has received call options and granted put options to the non-controlling shareholders in symmetrical terms and exercisable after the lock-up period at fair value with the purpose of buying and selling the non-controlling interest by EDSP or other subsidiaries of Embraer. The Company recognized this derivate financial instrument in the total of US$ 22.2 as long-term other payables (Note 21) and reduction of controlling shareholders equity since the risks and rewards of non-controlling interest are still held by the non-controlling shareholders. Subsequent measurement at fair value will be reflected in the shareholders equity until the effective exercise of expiration of the written options.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.	Related parties

14.1	Related party transactions

The tables below summarize balances with related parties outside Embraer and refers mainly to:

(i)

Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) balances of financial investments; and (iv) bank deposits.

(ii)

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

(iii)

Amounts in the consolidated statements of income: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income from financial investments and expense from loans and financing, and (iii) supplementary pension plan.

14.2	Brazilian Federal Government

Transactions with related parties also involves transactions with the Brazilian Federal Government.

The Brazilian Federal Government, through its direct and indirect participation and ownership of a common share denominated golden share is one the main Company’s shareholders. As of December 31, 2020, the Brazilian Federal Government held an indirect stake of 5.37% in the Company’s capital through BNDESPAR, a wholly owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army and Brazilian Navy).

•	Source of research and development financing through technology development institutions (FINEP and BNDES).

•	Export credit agency (through the BNDES), and

•	Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

14.3	December 31, 2020

	12.31.2020
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	45.2	0.4	—	50.3	(1.3)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	1.2	—	300.6	(2.4)	—
Brazilian Air Force	372.3	190.2	—	—	—	(34.0)
Marinha do Brasil	1.8	10.3	—	—	—	(3.2)
Embraer Prev - Sociedade de Previdência Complementar	—	4.5	—	—	—	(12.0)
Brazilian Army	1.7	9.0	—	—	—	1.5
Financiadora de Estudo e Projetos – FINEP	—	8.8	—	14.7	(0.1)	—

	421.0	224.4	—	365.6	(3.8)	(47.7)

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

14.4	December 31, 2019

	12.31.2019
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	75.3	—	—	—	1.1	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	—	—	—	(5.1)	—
Brazilian Air Force	364.4	226.9	—	—	—	(35.9)
Marinha do Brasil	0.6	4.4	—	—	—	(2.9)
Embraer Prev - Sociedade de Previdência Complementar	—	4.7	—	—	—	(19.7)
Brazilian Army	13.0	7.4	—	—	—	6.8
Financiadora de Estudo e Projetos – FINEP	—	12.7	—	30.6	(1.7)	—

	453.3	256.1	—	30.6	(5.7)	(51.7)

14.5	December 31, 2018

	12.31.2018
	Financial	Operating
	Results	Results
Banco do Brasil S.A.	(4.2)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(8.3)	—
Brazilian Air Force	—	(176.2)
Marinha do Brasil	—	(12.6)
Embraer Prev - Sociedade de Previdência Complementar	—	(14.4)
Financiadora de Estudo e Projetos – FINEP	(2.3)	—

	(14.8)	(203.2)

14.6	Remuneration of key management personnel:

	12.31.2020	12.31.2019	12.31.2018
Short-term benefits (i)	5.8	9.0	10.0
Share based payment (ii)	(1.7)	3.2	3.3
Labor contract termination	0.5	1.2	1.0

Total remuneration	4.6	13.4	14.3

(i)	Includes wages, salaries, profit sharing, bonuses and indemnities distributed to the key management personnel, which are settled in Brazilian Reais.
(ii)	Accounts payable were reduced in the period due to the devaluation of the Company’s shares price, which is applied to measure the share-based payment plan settled in cash, as disclosed in Note 29.

The Company considers as key management personnel the members of the statutory Board of Directors and statutory Executive Directors.

15	Property, plant and equipment

The Company applied the following useful lives for the depreciation of fixed assets:

Class of assets	Estimatated life
Buildings and improvements	30 to 60 years
Installations	10 to 50 years
Machinery and equipment	10 to 40 years
Furniture and fixtures	10 to 35 years
Vehicles	10 to 15 years
Aircraft	4 to 20 years
Computers and peripherals	2 to 10 years
Tooling	8 to 30 years
Exchange pool program assets	8 to 30 years

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2020
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2019	5.1	459.2	60.1	481.8	38.1	10.4	14.7	101.5	443.8	25.5	321.0	48.2	2,009.4
Additions	—	1.3	—	14.2	0.5	0.2	—	1.4	11.4	—	51.2	22.1	102.3
Additions - business combination	—	0.8	—	0.1	0.2	—	—	0.9	—	—	—	—	2.0
Disposals	(0.4)	(8.5)	(0.1)	(8.4)	(1.0)	(0.4)	—	(4.0)	(1.6)	(0.1)	(16.9)	(1.6)	(43.0)
Impairment	—	—	—	1.6	—	—	(0.8)	—	0.5	—	—	—	1.3
Reclassifications*	—	26.6	3.2	15.2	—	—	(38.4)	—	37.0	(10.8)	(18.2)	(71.4)	(56.8)
Translation adjustments	—	1.0	0.6	8.5	0.1	0.3	—	—	—	—	25.6	0.4	36.5
Assets held for sale	6.3	236.5	29.8	368.0	11.1	1.8	48.2	21.3	164.5	3.8	374.8	67.7	1,333.8

At December 31, 2020	11.0	716.9	93.6	881.0	49.0	12.3	23.7	121.1	655.6	18.4	737.5	65.4	3,385.5

Accumulated depreciation
At December 31, 2019	—	(131.6)	(25.6)	(301.5)	(21.5)	(8.5)	(4.1)	(88.7)	(352.6)	(18.4)	(88.0)	—	(1,040.5)
Depreciation	—	(28.7)	(4.1)	(50.9)	(2.8)	(0.9)	(1.5)	(11.2)	(37.0)	—	(15.2)	—	(152.3)
Depreciation - business combination	—	(0.2)	—	(0.1)	(0.1)	—	—	(0.4)	—	—	—	—	(0.8)
Disposals	—	1.9	0.1	7.1	0.7	0.4	—	1.1	0.6	—	6.1	—	18.0
Reclassifications*	—	—	—	—	—	—	2.2	—	—	—	(1.8)	—	0.4
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	0.1	(0.1)	(6.2)	(0.1)	(0.3)	—	(0.1)	—	—	(2.4)	—	(9.1)
Assets held for sale	—	(20.5)	(4.1)	(70.6)	(2.0)	(0.2)	(19.0)	(8.4)	(8.8)	—	(110.5)	—	(244.1)

At December 31, 2020	—	(180.1)	(33.8)	(422.2)	(25.8)	(9.5)	(22.4)	(107.7)	(397.8)	(18.4)	(211.8)	—	(1,429.5)

Net
At December 31, 2019	5.1	327.6	34.5	180.3	16.6	1.9	10.6	12.8	91.2	7.1	233.0	48.2	968.9
At December 31, 2020	11.0	536.8	59.8	458.8	23.2	2.8	1.3	13.4	257.8	—	525.7	65.4	1,956.0

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2019
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2018	11.0	750.1	162.4	972.4	74.2	17.3	76.2	190.0	629.1	27.6	650.8	93.7	3,654.8
Additions	0.4	5.3	—	43.6	5.6	0.6	31.7	5.0	28.2	10.3	91.8	62.0	284.5
Disposals	—	(8.3)	(3.7)	(60.2)	(22.4)	(3.0)	—	(45.4)	(26.1)	(1.0)	(19.0)	(0.8)	(189.9)
Impairment	—	—	—	(14.1)	—	—	(4.6)	—	(1.8)	—	—	—	(20.5)
Reclassifications*	—	30.3	6.3	11.3	(1.4)	0.1	(40.4)	(6.6)	7.0	(7.6)	(21.8)	(39.3)	(62.1)
Translation adjustments	—	(0.6)	(0.1)	(1.9)	(0.1)	(0.1)	—	(0.2)	—	—	(6.1)	0.3	(8.8)
Assets held for sale	(6.3)	(317.6)	(104.8)	(469.3)	(17.8)	(4.5)	(48.2)	(41.3)	(192.6)	(3.8)	(374.7)	(67.7)	(1,648.6)

At December 31, 2019	5.1	459.2	60.1	481.8	38.1	10.4	14.7	101.5	443.8	25.5	321.0	48.2	2,009.4

Accumulated depreciation
At December 31, 2018	—	(219.4)	(105.6)	(518.1)	(44.6)	(13.8)	(38.7)	(154.5)	(371.5)	(11.4)	(212.5)	—	(1,690.1)
Depreciation	—	(15.2)	(3.7)	(32.9)	(4.6)	(1.0)	(1.3)	(7.0)	(25.2)	—	(12.5)	—	(103.4)
Disposals	—	7.4	4.8	67.7	19.1	3.3	—	42.5	7.3	0.3	9.5	—	161.9
Reclassifications*	—	(2.9)	2.8	5.6	—	—	16.9	1.7	—	(7.3)	11.8	—	28.6
Interest on capitalized assets	—	(1.6)	—	—	—	—	—	—	—	—	—	—	(1.6)
Translation adjustments	—	(1.5)	—	1.4	(0.1)	0.1	—	0.2	(0.1)	—	5.2	—	5.2
Assets held for sale	—	101.6	76.1	174.8	8.7	2.9	19.0	28.4	36.9	—	110.5	—	558.9

At December 31, 2019	—	(131.6)	(25.6)	(301.5)	(21.5)	(8.5)	(4.1)	(88.7)	(352.6)	(18.4)	(88.0)	—	(1,040.5)

Net
At December 31, 2018	11.0	530.7	56.8	454.3	29.6	3.5	37.5	35.5	257.6	16.2	438.3	93.7	1,964.7
At December 31, 2019	5.1	327.6	34.5	180.3	16.6	1.9	10.6	12.8	91.2	7.1	233.0	48.2	968.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2018
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2017	11.0	741.8	161.4	971.8	74.9	17.5	193.2	190.3	620.9	26.0	672.5	76.5	3,757.8
Additions	—	1.3	—	28.5	1.9	0.5	10.2	6.3	16.6	1.4	46.3	41.3	154.3
Disposals	—	(10.9)	(0.9)	(36.5)	(2.1)	(0.5)	(0.3)	(6.4)	(1.7)	—	(20.2)	(0.7)	(80.2)
Impairment	—	—	—	(0.3)	—	—	(6.0)	—	(2.5)	—	—	—	(8.8)
Reclassifications*	—	19.3	2.1	8.8	(0.1)	—	(120.8)	0.9	0.5	0.2	(31.8)	(26.7)	(147.6)
Interest on capitalized assets	—	—	—	—	—	—	—	—	—	—	—	4.8	4.8
Translation adjustments	—	(1.4)	(0.2)	0.1	(0.4)	(0.2)	(0.1)	(1.1)	(4.7)	—	(16.0)	(1.5)	(25.5)

At December 31, 2018	11.0	750.1	162.4	972.4	74.2	17.3	76.2	190.0	629.1	27.6	650.8	93.7	3,654.8

Accumulated depreciation
At December 31, 2017	—	(208.9)	(104.1)	(506.6)	(43.4)	(13.4)	(81.3)	(148.4)	(329.7)	(9.9)	(207.2)	—	(1,652.9)
Depreciation	—	(20.2)	(2.8)	(46.4)	(2.9)	(1.0)	(9.1)	(11.5)	(48.1)	—	(17.2)	—	(159.2)
Disposals	—	10.7	0.9	33.5	1.5	0.4	0.3	6.3	0.7	—	6.9	—	61.2
Reclassifications*	—	0.1	0.3	2.8	—	—	51.4	(1.7)	—	(1.5)	—	—	51.4
Interest on capitalized assets	—	(1.5)	—	—	—	—	—	—	—	—	—	—	(1.5)
Translation adjustments	—	0.4	0.1	(1.4)	0.2	0.2	—	0.8	5.6	—	5.0	—	10.9

At December 31, 2018	—	(219.4)	(105.6)	(518.1)	(44.6)	(13.8)	(38.7)	(154.5)	(371.5)	(11.4)	(212.5)	—	(1,690.1)

Net
At December 31, 2017	11.0	532.9	57.3	465.2	31.5	4.1	111.9	41.9	291.2	16.1	465.3	76.5	2,104.9
At December 31, 2018	11.0	530.7	56.8	454.3	29.6	3.5	37.5	35.5	257.6	16.2	438.3	93.7	1,964.7

*	Non-cash transactions.

As of December 31, 2020, US$ 0.3 of the Company’s fixed assets were included as collateral of legal demands. Fixed assets included as collateral for loans and financing raised by the Company are disclosed on Note 20.1.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

16	Right of use assets and lease liabilities

	Right of use assets						Lease Liabilities
	Land	Buildings land improvements	Machinery and equipment	Vehicles	Other assets	Total
At January 1, 2019	—	56.8	0.1	0.6	0.1	57.6	57.6

Additions	4.0	13.5	—	0.3	0.3	18.1	18.1
Depreciation expense	(1.1)	(8.6)	(0.1)	(0.5)	(0.1)	(10.4)	—
Disposals	—	(17.3)	—	—	—	(17.3)	(17.3)
Interest expense	—	—	—	—	—	—	6.0
Payments	—	—	—	—	—	—	(11.8)
Translation adjustments	—	—	—	—	—	—	(4.6)
Assets and liabilities held for sale	(2.9)	(7.2)	—	(0.1)	—	(10.2)	(9.4)

At December 31, 2019	—	37.2	—	0.3	0.3	37.8	38.6

Additions	1.2	25.6	—	1.0	—	27.8	27.8
Additions - business combination	—	1.6	—	—	—	1.6	1.6
Depreciation expense	(1.1)	(9.6)	—	(0.5)	(0.1)	(11.3)	—
Disposals	(1.2)	(2.2)	—	(0.2)	(0.2)	(3.8)	(3.8)
Interest expense	—	—	—	—	—	—	2.8
Payments	—	—	—	—	—	—	(9.0)
Translation adjustments	—	—	—	—	—	—	(2.7)
Assets and liabilities held for sale	2.9	7.2	—	0.1	—	10.2	9.4

At December 31, 2020	1.8	59.8	—	0.7	—	62.3	64.7

Current portion							11.4
Non-current portion							53.3

The Company applied the following useful lives for the depreciation of right-of-use assets:

Class of assets	Estimatated life
Land	3 to 21 years
Buildings land improvements	2 to 16 years
Machinery and equipment	3 years
Vehicles	1 to 5 years
Other assets	4 years

The following discount rates were applied to lease contracts based on the weighted average nominal rate considering the remaining contracts term by year:

Deadline of the contract and discount rate
Deadline of the contract	Rate%(p.y)
1 year	3.28
2 years	3.95
3 years	4.68
4 years	5.47
After 4 years	6.91

17	Intangible assets

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2020
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3
Additions	63.3	13.5	2.7	1.0	1.8	3.1	—	36.0	121.4
Additions - business combination	—	—	—	—	—	9.4	13.8	7.8	31.0
Disposals	—	—	—	—	(0.6)	(1.9)	—	—	(2.5)
Impairment	—	6.6	—	—	—	—	—	(9.5)	(2.9)
Interest on capitalized assets	—	0.9	—	—	—	—	—	—	0.9
Translation adjustments	—	—	—	—	0.1	1.6	(2.1)	(1.8)	(2.2)
Assets held for sale	1,062.7	26.5	—	—	—	82.2	—	29.2	1,200.6

At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6

Acumulated amortization
At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)
Amortization	(46.6)	(28.3)	(10.7)	(0.2)	—	(38.1)	—	(4.6)	(128.5)
Amortization - business combination	—	—	—	—	—	—	—	(1.2)	(1.2)
Amortization of contribution from suppliers	—	8.3	—	—	—	—	—	—	8.3
Disposals	—	—	—	—	0.1	1.6	—	—	1.7
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	(1.1)
Translation adjustments	—	—	—	—	—	(1.5)	—	0.6	(0.9)
Assets held for sale	(13.9)	(17.8)	—	—	—	(8.8)	—	(2.6)	(43.1)

At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)

Intangible, net
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6

	12.31.2019
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
Intangible cost
At December 31, 2018	1,916.3	1,341.2	43.4	3.5	6.3	350.3	10.4	68.8	3,740.2
Additions	188.2	31.3	5.9	0.1	3.1	19.3	—	35.4	283.3
Contributions from suppliers	(4.5)	—	—	—	—	—	—	—	(4.5)
Disposals	—	—	—	—	—	(2.0)	—	—	(2.0)
Impairment	—	(55.6)	—	—	—	—	—	—	(55.6)
Interest on capitalized assets	4.9	1.9	—	—	—	—	—	—	6.8
Translation adjustments	—	—	—	—	—	—	(0.4)	—	(0.4)
Assets held for sale	(2,104.9)	(26.5)	—	—	—	(153.9)	—	(29.2)	(2,314.5)

At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3

Acumulated amortization
At December 31, 2018	(1,053.6)	(512.2)	(32.4)	(1.2)	(2.9)	(232.8)	—	(6.3)	(1,841.4)
Amortization	(3.1)	(75.1)	(0.4)	(0.1)	(0.8)	(14.4)	—	(2.0)	(95.9)
Amortization of contribution from suppliers	1.0	21.4	—	—	—	—	—	—	22.4
Disposals	—	—	—	—	—	1.2	—	—	1.2
Interest on capitalized assets	—	(2.4)	—	—	—	—	—	—	(2.4)
Assets held for sale	1,055.7	18.2	—	—	—	80.4	—	2.6	1,156.9

At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)

Intangible, net
At December 31, 2018	862.7	829.0	11.0	2.3	3.4	117.5	10.4	62.5	1,898.8
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2018
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Other	Development	Software	Goodwill	Other	Total
At December 31, 2017	1,825.2	1,355.7	33.5	5.8	13.9	343.3	12.0	45.6	3,635.0
Additions	209.3	41.3	4.0	0.1	2.5	8.0	—	25.1	290.3
Contributions from suppliers	(125.5)	—	—	—	—	—	—	—	(125.5)
Disposals	—	—	—	—	—	(3.4)	—	—	(3.4)
Reclassifications	—	—	5.9	(2.4)	(10.1)	2.4	—	(1.9)	(6.1)
Impairment	—	(58.5)	—	—	—	—	—	—	(58.5)
Interest on capitalized assets	7.3	2.7	—	—	—	—	—	—	10.0
Translation adjustments	—	—	—	—	—	—	(1.6)	—	(1.6)

At December 31, 2018	1,916.3	1,341.2	43.4	3.5	6.3	350.3	10.4	68.8	3,740.2

Acumulated amortization
At December 31, 2017	(1,031.8)	(473.7)	(27.9)	(1.1)	(6.8)	(206.9)	—	(4.4)	(1,752.6)
Amortization	(29.6)	(51.1)	(1.8)	(0.1)	(0.9)	(28.1)	—	(1.2)	(112.8)
Amortization of contribution from suppliers	8.0	14.0	—	—	—	—	—	—	22.0
Disposals	—	—	—	—	—	2.2	—	—	2.2
Reclassifications	—	—	(2.7)	—	4.8	—	—	(0.7)	1.4
Interest on capitalized assets	(0.2)	(1.4)	—	—	—	—	—	—	(1.6)

At December 31, 2018	(1,053.6)	(512.2)	(32.4)	(1.2)	(2.9)	(232.8)	—	(6.3)	(1,841.4)

Intangible, net
At December 31, 2017	793.4	882.0	5.6	4.7	7.1	136.4	12.0	41.2	1,882.4
At December 31, 2018	862.7	829.0	11.0	2.3	3.4	117.5	10.4	62.5	1,898.8

18	Impairment of assets

For the fiscal year ended on December 31, 2020, the Company performed impairment tests over its long-lived assets (fixed assets, intangible assets, including goodwill, and right of use assets) of the cash-generating units (“CGU”) to which goodwill and indefinite-lived assets are allocated, as well as for the additional CGUs with long-lived assets, due to the following identified sources that might indicate assets devaluation throughout the reporting period:

•	Based on the Company’s market capitalization as of December 31, 2020, the carrying amount of the Company’s equity was higher than its market value.

•	The current scenario of the COVID-19 emerged a necessity for the Company to reassess its strategies and the impacts on its business.

•

The change in the designation of long-lived assets of Commercial Aviation and related services from “held for sale” to “held for continuous use” due to the termination of the transaction with Boeing, as disclosed in Note 1.1.1, requires remeasurement of these assets at the lower of its carrying amount and its recoverable amount, which is determined by the higher amount of value-in-use and the fair value less costs to sell.

The following chart presents the changes on impairment losses through the year:

	12.31.2019	Additions	Reversal	Amortization	12.31.2020
Cash-generating units
E2 Platform	—	91.1	(90.2)	(0.9)	—
Mid-Size / Super Mid-Size Platform	71.6	7.0	(15.9)	(2.3)	60.4
Satellites	—	3.8	—	—	3.8

	71.6	101.9	(106.1)	(3.2)	64.2

Allocation of impairment losses
Fixed assets - Machinery and equipment	14.1				11.3
Fixed assets - Tooling	1.8				1.5
Intangibles - Internally developed	55.7				51.4

	71.6				64.2

Operating segments (Note 38)
Executive Aviation	71.6				60.4
Defense & Security	—				3.8

	71.6				64.2

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The results of impairment tests performed throughout the reporting period are summarized below:

E2 Platform (Commercial Aviation)

As disclosed in Note 40.3 of the latest annual consolidated financial statements as of December 31, 2019, the Company estimated in that reporting period end, based on preliminary calculations, the recognition of impairment losses in this CGU in the range of US$ 153.0 to US$ 526.0, which considered preliminary estimates of the Company’s management on the medium and long term strategic plan by the impacts of COVID-19 and also observable assumptions when the preliminary calculations were performed (discount rate pre-tax of 10.6% and exchange rate of US$/R$ of R$ 5.1987). During the second quarter of 2020, the Company continued to update its assessment based on new information as the impact of COVID-19 continued to evolve. The domestic and regional aviation market was shown as an opportunity in the post-crisis period, showing an early recovery compared to international routes and with larger distances, which favors the demand for commercial jets of the E2 platform. The Company incorporated these factors in its updated projections. The increase of 5% in the US$/R$ exchange rate in that period also favored the cash flows projected by the decrease in costs indexed in Reais. As a result, the effective loss recognized in the interim period ended as of June 30, 2020 was US$ 91.1.

During the third quarter of 2020, the Company has reviewed its projections of future cash flows for the CGU and updated certain assumptions for the observable metrics in that period end – the US$/R$ exchange rate had increase approximately 40% when compared to December 31, 2019 levels and 3% when compared to June 30, 2020. This event led to a decrease of cash outflows in Brazilian Reais (cost of goods sold) and combined with the update of discount rate and other metrics resulted in higher value-in-use for CGU. Impairment reversal of US$ 58.7 was recorded on September 30, 2020.

On December 31, 2020, the Company has reviewed the value-in-use of E2 platform mainly considering the following events: (i) update of the US$/R$ exchange rate (increase of 29% when compared to December 31, 2019 levels and decrease of 8% versus September 30, 2020) and discount rate metrics and (ii) update on the future cash flows assumptions with the review of strategic plan completed by the Company’s management at the end of 2020, which captured new factors in relation to the crisis impacts, as observed during the year, and incorporated favorable factors for the post-crisis period. As a result, the impairment loss of this CGU previously recorded in the period end June 30, 2020 and partially reversed on September 30, 2020, was fully reversed for the fiscal year ended December 31, 2020.

The table below presents the sensitivity analysis of the key assumptions in the impairment test based on value-in-use calculation as of December 31, 2020:

Assumption	Factor		Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 21 years and keeping current market share		—	5%	If the level of aircrafts deliveries fluctuates negatively in 5%, a impairment loss of US$ 104 would be recognized.

Discount rate		10.5%	1 percentage point	Increase of 1 pp. in discount rate would cause impairment loss of US$ 132.

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in a different currency (R$) from the functional currency (US$)	R$	5.1967	10%	Reduction of 10% in spot rate as of 12/31/2020 would cause impairment loss of US$ 246.

Mid-Size / Super Mid-Size Platform (Executive Aviation)

The Company had recognized impairment losses of US$ 71.6 on the platform as of December 31, 2019.

During the fiscal year ended on December 31, 2020, the Company had updated the discounted cash flows of the platform based on the following factors: (i) impacts in the period and future projections by the economic environment resulting from the COVID-19 pandemic. The levels of demand reduced by approximately 11% when compared to the levels projected as of December 31, 2019, and (ii) update of the discount rate and US$/R$ exchange rate metrics throughout the year, as previously detailed, which also impacts this CGU in terms of cash outflows in Brazilian Reais (increase in the exchange rate would decrease CGU’s production costs, or vice versa).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The US$/R$ exchange rate assumption had a significant impact over the value-in-use assessment of this CGU during the year. In the third quarter of 2020, the relevant increase of 40% in U.S Dollar versus Brazilian Reais combined with reduction of discount rate (when compared to December 31, 2019) led to a reversal of impairment losses previously recognized in the total amount of US$ 15.9. The reversal would be higher in other economic scenario (without the impacts of the COVID-19 pandemic).

In the fourth quarter of 2020, due to a decrease of 3% in the US$/R$ exchange rate when compared to the period ended September 30, 2020, the reversal previously recognized was partially offset and an impairment loss was recognized in the amount of US$ 7.0, totaling a net reversal of US$ 8.9 for the fiscal year ended December 31, 2020.

The table below presents the sensitivity analysis of the key assumptions in the impairment test based on value-in-use calculation as of December 31, 2020:

Assumption	Factor		Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 30 years and keeping current market share		—	5%	Increase of impairment loss in US$ 63 if the level of aircrafts deliveries fluctuates negatively in 5%, or reduces to zero if fluctuates positively in 5%.

Discount rate		10.5%	1 percentage point	Increase of 1 pp. in discount rate would increase impairment loss in US$ 61, or a reduction of 1 pp. in discount rate would change impairment loss to zero.

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in a different currency (R$) from the functional currency (US$)	R$	5.1967	10%	Reduction of 10% in spot rate as of 12/31/2020 would increase impairment loss in US$ 46, or reduce by US$ 37 if spot rate increases 10%.

Other Cash-Generating Units

Based on Management’s review of the strategic long-term plan of Satellites (Defense & Security) cash-generating unit, an impairment loss of US$ 3.8 was identified based on changes in projections of this product line and as a result of the downturn scenario generated by the COVID-19 pandemic.

Except for the developments and impacts previously mentioned for the E2 platform (Commercial Aviation), Mid-Size and Super Mid-Size (Executive Aviation) and Satellites (Defense & Security), the remaining CGUs of the Company present headroom falling in range of approximately 40% to 1,000% when compared the recoverable amount measured by its value-in-use and its carrying amount in reporting date. There was no significant risk of impairment loss in these CGUs, considering the assumptions applied in the sensitivity analysis of this reporting period.

Key assumptions of impairment test:

- Impairment tests as of December 31, 2020 were prepared based on value-in-use applying the discounted cash flow method and ‘traditional’ approach as defined by IAS 36, which the Company understands that is not substantially different of the CGUs fair value less cost to sell under current market conditions. The process of estimating value-in-use involves assumptions, judgements and projections of future cash flows. Impacts of the economic environment resulting from the COVID-19 pandemic were considered in the cash flows projections based on the Company’s best estimates in the reporting date.

- The Company revised the identification of its CGUs for the fiscal year ended on December 31, 2020 and, due to the reclassification of assets previously “held for sale” to “held for continuous use” (Note 1.1.1), segregated and included CGUs of Commercial Aviation (170/175, 190/195 and E2 platforms) in the impairment test for this period. As of December 31, 2019, these CGUs were considered as a single CGU (Commercial Aviation) and tested for recoverable amount based on the expected realization of the now terminated transaction with Boeing (fair value less costs to sell).

- Estimated future cash flows were discounted using the weighted average capital cost rate, which is reconciled to an estimate discount pre-tax rate of 10.5% and 11.3% as of December 31, 2020 and 2019, respectively.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

- Part of the estimated future cash flows were budgeted in Brazilian Reais and converted into Company’s functional currency (US$) based on observable conversion rates on December 31, 2020 of R$ 5.1967. The depreciation of the Real versus the US Dollar occurred in 2020 of 29% has a positive impact on future cash flows due to the reduction of cash outflows indexed in Reais (cost of products sold and general expenses). However, the appreciation of the Real in future periods might cause reduction of future cash flows and possible impairment losses.

19	Trade accounts payable

	12.31.2020	12.31.2019
Foreign suppliers	318.3	300.9
Domestic suppliers	82.7	56.5
Risk partners (i)	101.3	0.6

	502.3	358.0

(i)

The Company’s risk-sharing suppliers/partners develop and produce significant aircraft components, including engines, hydraulic components, avionics, wings, tail sections, interior components, and fuselage parts. Certain contracts between the Company and these risk-sharing suppliers/partners are long-term and include deferral of payments for components and systems for a negotiated term after delivery. Once the risk-sharing suppliers/partners have been selected and the aircraft development and production program has commenced, changing suppliers is more challenging. For example, in the case of engines, the aircraft is specially designed to accommodate a given component, which cannot be easily replaced by another supplier without incurring delays and significant additional expense. This dependence makes the Company vulnerable to the performance, quality and financial position of its risk-sharing suppliers/partners. As of December 31, 2019, trade accounts payable due from risk-sharing partners in relation to recurring supply of production components were mainly recorded and disclosed as liabilities held for sale (Note 5).

20	Loans and financing

	Currency	Contractual interest rate - %	Effective interest rate - %	Maturity	12.31.2020		12.31.2019
Other currencies:
Guaranteed Notes	US$	5.05% to 6.95%aa	5.05% to 7.42%aa	2028	3,289.0	(i)	—
Working capital		3.07% to 4.50%aa	3.11% to 4.50%aa	2030	225.2		—
		Libor 1M + 1.55%aa	Libor 1M + 1.55%aa	2021	96.0	(iii)	—
	US$	Libor 3M + 4.50%aa	Libor 3M + 4.50%aa	2022	94.1	(ii)	—
		0.00%	0.00%	2021	14.1		—
		Libor 6M + 2.88%aa	Libor 6M + 2.88%aa	2027	100.8		—
	Euro	0.00% a.a.	0.00% a.a.	2027	22.3
Export financing	US$	Libor 3 M and 6 M +1.76% to 5.13%aa	Libor 3 M and 6 M +1.76% to 6.33%aa	2024	472.1	(ii)	—
Property. plant and equipment	US$	SIFMA Libor 1M + 2.44% aa	SIFMA Libor 1M + 2.44% aa	2037	50.9		47.9

					4,364.5		47.9

In local currency:
Working capital		CDI + 0.42%aa	CDI + 0.42%aa	2023	0.6		—
	R$	7.96% to 17.32%aa	7.96% to 17.32%aa	2024	2.4		—
		IPCA + 0.89% to 2.98% aa	IPCA + 0.89% to 2.98% aa	2023	0.8		—
Project development	R$	3.5%aa	3.5%aa	2023	24.5		43.10
		TJLP - 1.00%aa	TJLP - 1.00%aa
		IPCA + 5.92%aa	IPCA + 5.92%aa	2027	0.6		—
Guaranteed Notes	R$	IPCA + 10.00% aa	IPCA + 10.00% aa	2022	2.1		—
Export financing	R$	CDI + 3.60%aa	CDI + 3.60%aa	2022	52.5		—

					83.5		43.1

Total					4,448.0		91.0

Current portion					375.5		14.9
Non-current portion					4,072.5		76.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(i)	Issuance of Bonds:

Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer S.A. (“the Parent Company”) made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146,399 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, considering the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. On September 2020, US$ 82.3 in principal was repurchased by the Company as part of tender offer, with the remaining US$ 458.2 in principal available in the market with unchanged conditions. The principal repurchased was extinct and derecognized as loans and financing as of December 31, 2020. The operations are fully and unconditionally guaranteed by the Parent Company.

On June 15, 2012, Embraer S.A. raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of US$ 500.0 at a rate of 5.15% p.a. On September 2020, US$ 167.7 in principal were repurchased by the Company as part of tender offer, with the remaining US$ 332.3 in principal available in the market with unchanged conditions. The principal repurchased was extinct and derecognized as loans and financing as of December 31, 2020.

On June 2015, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1,000.0 in guaranteed notes at 5.05% p.a., due on June 15, 2025. This operation is fully and unconditionally guaranteed by the Parent Company. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

On February 2017, Embraer Netherlands Finance B.V., Embraer S.A. subsidiary, issued an offering of US$ 750.0 with a nominal interest rate of 5.40% p.a. maturing February 1, 2027. The operations are fully and unconditionally guaranteed by the Parent Company. Embraer Netherlands Finance B.V. is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

On January 1, 2020, as a result of internal carve-out process related to assets and liabilities of the Commercial Aviation business unit (Note 5), the Company amended the indentures governing the senior unsecured notes due 2020, 2022, 2023, 2025 and 2027 in order to (i) substitute Embraer S.A. for Yaborã as the issuer of the notes due 2022; and (ii) have Yaborã substitute Embraer S.A. as guarantor of the notes due 2020, 2023, 2025 and 2027.

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

On September 2020, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 750.0 in notes at 6.95% p.a., due on January 17, 2028. This operation is fully and unconditionally guaranteed by the Parent Company and Yaborã. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer S.A., whose objective is to perform financial operations.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(ii)

On June 2020, the Company finalized the terms of working capital and export financing agreements in an aggregate principal amount of up to US$ 615.0, with a term of up to four years. The amount of US$ 300.0 is financed by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), which agreement was signed on June 26, 2020, and the remaining of US$ 315.0 is financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander).

(iii)

On August, 2020, Embraer Aircraft Holding, Inc. and Embraer S.A., as guarantor, entered into a working capital guarantee agreement with Export-Import Bank of the United States (“U.S. Exim Bank”) in the amount of US$ 97.2, accruing interest at one month LIBOR plus 1.4% p.a., for one year term.

On December 31, 2020, 2019 and 2018, the changes in loans and financing were as follows:

	12.31.2020	12.31.2019	12.31.2018
Opening balance	91.0	3,647.6	4,198.3
Principal addition	2,093.1	400.5	124.0
Interest addition	197.2	186.3	218.0
Principal payment	(1,061.8)	(645.9)	(596.3)
Interest payment	(173.2)	(188.1)	(212.7)
Foreing exchange	(6.5)	(8.2)	(83.7)
Liabilities held for sale	3,301.2	(3,301.2)	—
Business Combination	7.0	—	—

Total	4,448.0	91.0	3,647.6

As of December 31, 2020, the maturity schedules of the long-term financing were:

Year
2022	676.8
2023	443.2
2024	314.5
2025	1,003.0
Thereafter 2025	1,635.0

4,072.5

20.1	Interest and guarantees

On December 31, 2020, loans denominated in US dollars (97.6% of the total) were subject to fixed interest and floating rates, being the weighted average rate of 5.03% p.a. (5.27% p.a. on December 31, 2019 considering the portion of loans and financing in US dollars recorded and disclosed as liabilities held for sale - Note 5).

On December 31, 2020, loans denominated in Reais (1.9% of the total) were subject to interest based on the Brazilian Long-term Interest Rate (“TJLP”), CDI, IPCA (Brazil’s customer price index) and fixed rates, being the weighted average rate of 2.51% p.a. (1.52% p.a. on December 31, 2019).

On December 31, 2020, loans denominated in Euros (0.5% of the total) were subject to zero-coupon rates.

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 502.8 as of December 31, 2020 (US$ 164.0 as of December 31, 2019) were provided as collateral for loans.

20.2	Restrictive clauses

Long-term financing contracts are subject to restrictive clauses, consistent with usual market practices, which defines control over the Company’s liquidity position and level of indebtedness measured through the ratio of net debt/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of certain subsidiaries, normal restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant sale of assets and payment of dividends in excess the minimum required by law in cases of default in financing and in transactions with controlled companies.

As of December 31, 2020, the Company and subsidiaries were in compliance with all the restrictive clauses, according to the contracts clauses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

21	Other payables

	12.31.2020	12.31.2019
Provisions related to payroll (i)	96.8	58.4
Other accounts payable (ii)	55.9	54.0
Mutual with jointly controlled operation	25.2	—
Non-controlling purchase options (Note 13)	22.2	—
Commission payable	18.8	11.3
Contractual obligations (iii)	16.2	6.7
Provision for employee profit sharing	15.7	20.9
Insurance	13.3	7.1
Long-term incentive (iv)	7.9	16.4
Brazilian air force	3.3	0.4
Accounts payable of acquisitions (deferred consideration)	3.0	—

	278.3	175.2

Current portion	245.7	162.5
Non-current portion	32.6	12.7

(i)

Refers to personnel obligations and their respective charges recorded in the financial statements. Obligations related to the Commercial Aviation were recorded and disclosed as liabilities held for sale (Note 5) as of December 31, 2019.

(ii)

Represents a provision for expenses already incurred as of the date of the consolidated financial statements and for which payments are made during the following month. Expenses related to the Commercial Aviation were recorded and disclosed as liabilities held for sale (Note 5) as of December 31, 2019.

(iii)	Represents the recorded amounts regarding maintenance costs of aircraft leased through operating leases and contractually agreed commitments under sales of new aircraft.
(iv)	Refers to the share-based payment program granted to certain employees of the Company in the form of phantom shares as described in Note 29.

22	Taxes and payroll charges payable

	12.31.2020	12.31.2019
INSS (social security contribution) (i)	55.8	52.6
IRRF (withholding tax)	7.4	1.4
PIS and COFINS (ii)	8.0	3.6
IPI (manufacturing tax)	0.3	4.2
FGTS (government employee severance indemnity fund)	2.4	0.3
Others	9.8	6.2

	83.7	68.3

Current portion	71.9	54.9
Non-current portion	11.8	13.4

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

•

Since February 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision by US$ 2.5. The partial success was ratified in November 2017. Currently, the remaining amount involved in the dispute in respect of the notice established in the collective agreement and 1/3 of vacation benefit and other benefits is US$ 11.6 on December 31, 2020 (US$ 13.0 on December 31, 2019).

•

The Company obtained an injunction guaranteeing the right to not collect social security contributions according to the system established by Law 13,670 / 2018 in 2018 (maintenance of the Social Security Contribution on Gross Revenue - CPRB until 12/31/2018). The amount involved in the discussion is US$ 29.7 on December 31, 2020 (US$ 37.3 on December 31, 2019).

(ii)	Refers to:

•

Contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative system, was included under the terms of Law 11,941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

With respect to the litigation issues mentioned above, the remaining provisions will be kept until there is an outcome of the demands and no further appeals can be made.

23	Income taxes

As the tax basis for the majority of the Company’s assets and liabilities is maintained in reais and the accounting basis is measured in US dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).

Deferred tax assets relating to temporary differences on non-deductible provisions, represented mainly by contingencies loss provisions, product warranties, financial guarantees and unearned income will be realized as such proceedings are concluded.

In order to recognize deferred tax assets related to temporary differences and tax losses carryforwards, the Company assessed the expectation of future taxable income in which these temporary differences and tax losses would be compensated. As of December31, 2020, the Company did not recognize deferred tax assets in the total amount of US$ 73.9 (US$ 39.0 of temporary differences and US$ 34.9 of tax losses carryforwards).

23.1	Deferred income tax and social contribution

The components of deferred tax assets and liabilities are as follows:

	12.31.2020	12.31.2019	12.31.2018
Temporarily non-deductible provisions (i)	133.7	65.2	39.7
Tax loss carryforwards	0.5	0.2	0.5
Functional currency effect of the non monetary assets	(509.3)	(297.4)	(323.4)
Gains not realized from sales of the Company to subsidiairies	14.5	23.1	22.7
Effect of differences by fixed asset	14.1	(12.0)	7.5
Differences between basis: account x tax	(23.6)	(50.7)	20.6

Deferred tax assets (liabilities), net	(370.1)	(271.6)	(232.4)

Total deferred tax asset	104.6	0.7	21.6
Total deferred tax liability	(474.7)	(272.3)	(254.0)

(i)

Expenses and income temporarily non-deductible include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash settled and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Changes in deferred income tax that affected profit or loss were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2017	(279.5)	34.9	(244.6)

Temporarily non-deductible provisions	115.8	—	115.8
Tax loss carryforwards	(4.0)	—	(4.0)
Functional currency effect of the non monetary assets	(117.4)	—	(117.4)
Provision Gain not realized at sales from Controlling company to subsidiairies	7.3	—	7.3
Effect of differences by fixed asset	15.6	—	15.6
Differences between basis: account x tax	3.9	(9.1)	(5.2)
Discontinued operation	8.1	(8.0)	0.1

At December 31, 2018	(250.2)	17.8	(232.4)

Temporarily non-deductible provisions	43.1	—	43.1
Tax loss carryforwards	1.1	—	1.1
Functional currency effect of the non monetary assets	16.4	—	16.4
Gains not realized from sales of Parent Company to subsidiairies	0.4	—	0.4
Effect of differences by fixed asset	(23.4)	—	(23.4)
Differences between basis: account x tax	(70.8)	(2.8)	(73.6)
Discontinued operation	(30.7)	27.5	(3.2)

At December 31, 2019	(314.1)	42.5	(271.6)

Temporarily non-deductible provisions	68.5	—	68.5
Tax loss carryforwards	0.3	—	0.3
Functional currency effect of the non monetary assets	(211.9)	—	(211.9)
Gains not realized from sales of Parent Company to subsidiairies	(8.6)	—	(8.6)
Effect of differences by fixed asset	26.1	—	26.1
Differences between basis: account x tax	20.9	6.2	27.1

At December 31, 2020	(418.8)	48.7	(370.1)

23.2	Reconciliation of income tax expense

	12.31.2020	12.31.2019	12.31.2018
		(Recasted)	(Recasted)
Loss before income tax	(635.2)	(186.2)	(136.2)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%	216.0	63.3	46.3

Tax on profits of overseas subsidiaries	(21.3)	(72.3)	(33.2)
Transfer Pricing and Thin Capitalization	(47.7)	—	—
Functional currency effect of the non monetary assets	(250.4)	16.4	(117.4)
Research and development tax incentives	1.6	23.0	27.7
Interest on own capital	—	—	3.0
Equity in the earnings of subsidiaries	0.8	—	—
Fiscal credits (recognized and non recognized)	(104.6)	(16.7)	(26.0)
Tax rate difference	10.4	6.6	30.9
Other differences between accounting and fiscal basis (i)	195.6	(150.6)	33.7
Effects of Dropdown (ii)	(93.5)	—	—

	(309.1)	(193.6)	(81.3)

Income tax and social contribution income (expense) benefit as reported	(93.1)	(130.3)	(35.0)

Current income tax and social contribution expense as reported	11.6	(97.1)	(56.2)
Deferred income tax and social contribution income (expense) benefit as reported	(104.7)	(33.2)	21.2

(i)

Other differences between accounting and fiscal basis mainly refer to: permanent additions and exclusions, realization of foreign exchange gain or loss, transfer pricing adjustments and differences between accounting basis and fiscal treatments in the income tax calculation (depreciation of fixed assets, provision for inventory losses, among others).

(ii)

Effects of Dropdown include tax impacts of the internal carve-out process concluded as of January 1, 2020, in relation to provisions transferred as part of the capital contribution by Embraer to Yaborã (Note 5) and added in the taxable income for the period according to the Brazilian tax rules.

23.3	Uncertainty over income tax treatments

The Company and its subsidiaries held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income tax and social contribution on net income, their prognostic assessment was that the chosen tax positions will probably be accepted by the authorities, based on internal and external evaluation by legal advisors. A summary of these processes, related contingent liabilities and their potential effects is presented in Note 25.2 (ii), (iii), (iv), (v).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

24	Financial guarantees and residual value guarantees

	12.31.2020	12.31.2019
Financial guarantee of residual value	86.2	—
Accounts payable (i)	33.7	—
Financial guarantee	4.4	—
Additional provision (ii)	0.9	—

	125.2	—

Current portion	42.6	—
Non-current portion	82.6	—

(i)	Accounts payable related to agreements executed to settle residual value guarantees exercised by certain customers on respective maturity dates.
(ii)	Additional provision recorded as a result of losses incurred by the Company with the claim of financial guarantees by creditors of certain customers that defaulted in the fiscal year.

The movement on the financial guarantees and residual guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable	Additional provision	Total
At December 31, 2017	17.1	108.9	30.8	—	156.8

Interest Additions	—	—	1.5	—	1.5
Disposals	—	—	(17.2)	—	(17.2)
Market value	—	16.5	—	—	16.5
Guarantee amortization	(5.5)	—	—	—	(5.5)

At December 31, 2018	11.6	125.4	15.1	—	152.1

Interest Additions	—	—	0.6	—	0.6
Disposals	—	—	(15.7)	—	(15.7)
Market value	—	4.2	—	—	4.2
Guarantee amortization	(0.9)	—	—	—	(0.9)
Liabilities held for sale	(10.7)	(129.6)	—	—	(140.3)

At December 31, 2019	—	—	—	—	—

Additions	3.2	—	—	5.9	9.1
Disposals	—	—	—	(5.0)	(5.0)
Reclassifications	—	(33.7)	33.7	—	—
Market value	—	(9.7)	—	—	(9.7)
Guarantee amortization	(9.5)	—	—	—	(9.5)
Liabilities held for sale	10.7	129.6	—	—	140.3

At December 31, 2020	4.4	86.2	33.7	0.9	125.2

25	Provisions and contingent liabilities

25.1	Provisions

	12.31.2020	12.31.2019
Product warranties (i)	73.9	67.1
Provisions for labor, taxes and civil (ii)	55.4	66.4
Taxes (iii)	34.5	41.7
Post retirement benefits (Note 26)	27.9	11.7
Environmental provision	1.4	0.3
Other	19.6	15.7

	212.7	202.9

Current portion	98.5	103.1
Non-current portion	114.2	99.8

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 25.1.1.
(iii)	Accrual of tax provisions mainly relates to indirect taxes recognized in relation to revenue recognition of long-term contracts.

Change in provision:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Environment provision	Other	Total
At December 31, 2017	101.1	54.2	36.1	41.8	1.8	25.3	260.3

Additions	38.1	24.6	0.6	0.8	2.0	8.0	74.1
Interest	—	5.1	2.9	—	—	—	8.0
Used/payments	(24.9)	(6.4)	(3.3)	(11.2)	—	—	(45.8)
Reversals	(16.2)	(11.8)	(0.2)	—	(1.0)	—	(29.2)
Translation adjustments	(0.1)	(7.3)	(4.4)	—	(0.4)	(12.8)	(25.0)

At December 31, 2018	98.0	58.4	31.7	31.4	2.4	20.5	242.4

Additions	54.2	23.8	—	63.9	2.3	—	144.2
Interest	—	5.2	2.2	—	—	—	7.4
Used/payments	(29.7)	(7.1)	—	(54.0)	(1.7)	(0.4)	(92.9)
Reversals	(43.2)	(10.6)	(1.8)	—	—	—	(55.6)
Translation adjustments	(0.2)	(1.9)	(0.7)	0.4	(0.1)	(0.6)	(3.1)
Reclassification - Liabilities held for sale	(12.0)	(1.4)	(19.7)	—	(2.6)	(3.8)	(39.5)

At December 31, 2019	67.1	66.4	11.7	41.7	0.3	15.7	202.9

Additions	42.0	8.5	2.5	147.2	0.4	4.5	205.1
Interest	—	5.4	3.6	—	—	—	9.0
Used/payments	(30.4)	(4.7)	(2.2)	(154.4)	(0.6)	—	(192.3)
Reversals	(15.8)	(8.0)	—	—	(0.4)	—	(24.2)
Translation adjustments	(1.0)	(13.6)	(7.4)	—	(0.9)	(4.4)	(27.3)
Reclassification - Liabilities held for sale	12.0	1.4	19.7	—	2.6	3.8	39.5

At December 31, 2020	73.9	55.4	27.9	34.5	1.4	19.6	212.7

25.1.1	Labor, tax and civil provisions

	12.31.2020	12.31.2019
Tax related
IRPJ (i)	10.8	13.6
PIS and COFINS	4.2	5.3
Social security contributions (ii)	1.8	2.4
Import taxes (iii)	0.6	0.8
Others	0.2	—

	17.6	22.1
Labor related
Plurimas 461/1379 (iv)	6.5	9.6
Reintegration (v)	5.7	6.0
Overtime (vi)	6.2	7.6
Dangerousness (vii)	1.3	1.4
Indemnity (viii)	4.9	4.9
Third parties	1.5	1.5
Others	11.5	12.9

	37.6	43.9
Civil related
Indemnity (ix)	0.2	0.4

	0.2	0.4

	55.4	66.4

Current portion	16.7	21.4
Non-current portion	38.7	45.0

(i)	The Company has obtained an injunction to suspend collection of withholding tax related to values transferred overseas.
(ii)	On September 2, 2020, the Company was notified by the authorities for failing to withhold social security contributions from service providers. These lawsuits are at the second court level.

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

The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy and the amounts shown here represent the estimated amounts that the Company’s legal department, supported by its external counsel, expect the Company to have to disburse to settle the lawsuits.

25.2	Contingent liabilities

Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

(i)	The Company has a legal dispute over AIIM on SAT / Agentes Nocivos from 2003 in the amount of US$ 6.0 on December 31, 2020 (US$ 7.7 on December 31, 2019).

(ii)	The Company has a dispute about the transfer price calculation from the year 2009 in the amount of US$ 8.0 on December 31, 2020 (US$ 10.3 on December 31, 2019).

(iii)	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 86.8 on December 31, 2020 (US$ 109.7 on December 31, 2019).

(iv)

The Company has a dispute on the 2007 Tax Assessment Notice regarding the validity of the provisions contained in the Normative Instruction No. 213/02, which determined the taxation of profits from abroad through the application of Brazilian rules. The dispute involves transfer pricing in loans between associates, equity method, among others. On September 1, 2010, decadence had been accepted to exclude the requirements of the first three quarters of 2002, and it was determined to carry out diligence to collect information requested by the National Treasury Attorney (Procuradoria da Fazenda Nacional - PNF). In April 2019 the judge trial was converted into diligence. The amount is US$ 157.9 on December 31, 2020 (US$ 201.1 on December 31, 2019).

(v)

The Company has a discussion on the disallowance of credits launched in several PERDCOMPs (electronic request for reimbursement or refund and tax offset statement program in Brazil) in the amount of US$ 56.8 on December 31, 2020 (US$ 51.0 on December 31, 2019). In 2020, the Company received notice on a new disallowance of US$ 16.7 regarding credits of PIS and COFINS derived from import processes.

(vi)	Other tax lawsuits in the amount of US$ 0.5 as of December 31, 2020 (US$ 0.6 as of December 31, 2019).

(vii)	The Company has contingent liabilities amounting to US$ 26.8 on December 31, 2020 (US$ 20.9 on December 31, 2019) related to several labor claims.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

25.3	SEC/DOJ and Brazilian public prosecutor’s investigations

In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws.

Under the final agreements with the DOJ (U.S. Department of Justice) and the SEC (U.S. Securities and Exchange Commission):

•

The Company paid approximately, US$98.2 to the SEC (of which US$20.0 million or R$64.0 million was due to the Brazilian Securities and Exchange Commission (CVM or Comissão de Valores Mobiliários) and the Brazilian Federal Public Prosecutor’s Office (MPF or Ministério Público Federal) under the term of undertaking (TCAC or Termo de Compromisso e de Ajustamento de Conduta), in the form of disgorgement of undue profits and compensatory interest.

•

The Company paid, approximately, US$107.3 to the DOJ, as penalty for one count of violating provisions of FCPA on undue payments to government officials and accurate accounting books and records and one count of violating the internal controls provisions of the FCPA.

•

As per a deferred prosecution agreement (DPA), the DOJ deferred the liability regarding the acknowledge facts for three years. In November 2020, the DOJ dismissed the information related to such allegations of violating of FCPA against Embraer. The case is closed after Embraer has successfully completed the external and independent monitoring procedure that concluded that Embraer’s compliance program is satisfactorily designed and implemented aiming at detecting and preventing violations of anti-corruption laws.

The Final Agreements and the TCAC represent the conclusion of the internal investigation of allegations of noncompliance with the FCPA and certain Brazilian laws in four aircraft sales outside Brazil between 2007 and 2011.

Related proceedings and developments are ongoing and could result in additional fines and possibly other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters and its developments.

In this regard, on February 23, 2017 the Company entered into an Exoneratory Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company entered into a collaboration agreement with the Attorney General’s Office of the Dominican Republic in exchange for our cooperation with ongoing investigations in that country and paid US$7.0 to the Dominican Republic.

The Company will continue to cooperate with governmental authorities, as circumstances may require.

26	Post-retirement benefits

	12.31.2020	12.31.2019
Medical benefits plan Brazil	24.7	9.0
Medical benefits plan subsidiaries abroad	3.2	2.7

Post-retirement benefits	27.9	11.7

As of December 31, 2019, provision of US$ 19.7 associated with post-retirement healthcare benefits provided by the Company mainly in Brazil was reclassified to liabilities held for sale related to the Commercial Aviation business unit (Note 5).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

26.1	Post-retirement healthcare benefits provided by the Company in Brazil

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

26.2	Post-retirement healthcare benefits provided by subsidiaries abroad

Embraer Aircraft Holding, Inc. (domiciliated in the United States of America) sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the individual employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually.

26.3	Defined contribution pension plan

The Company and certain subsidiaries sponsor a defined contribution pension plan for their employees, participation in which is optional. The Company’s contributions to the plan for the years ended December 31, 2020 and 2019 were US$ 12.3 and US$ 19.0, respectively.

27	Financial Instruments

27.1	Financial instruments by category

		12.31.2020
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	6	1,883.1	—	—	1,883.1
Financial investments	7	51.8	513.0	304.4	869.2
Guarantee Deposits		1.7	—	—	1.7
Collateralized accounts receivable		13.9	—	—	13.9
Contract assets	31	461.8	—	—	461.8
Trade accounts receivable, net	8	203.4	—	—	203.4
Customer and commercial financing		29.9	—	—	29.9
Derivative financial instruments	9	—	—	9.6	9.6
Other Assets	11	52.0	—	—	52.0

		2,697.6	513.0	314.0	3,524.6

Liabilities
Loans and financing	20	4,448.0	—	—	4,448.0
Trade accounts payable and other liabilities		772.3	22.2	—	794.5
Lease liability	16	64.7	—	—	64.7
Financial guarantee and of residual value	24	34.6	—	86.2	120.8
Derivative financial instruments	9	—	—	9.9	9.9
Other liabilities		213.0	—	—	213.0

		5,532.6	22.2	96.1	5,650.9

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

		12.31.2019
	Note	Amortized cost	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	6	855.2	—	855.2
Financial investments	7	—	424.7	424.7
Guarantee Deposits		0.6	—	0.6
Collateralized accounts receivable		17.6	—	17.6
Contract assets	31	461.9	—	461.9
Trade accounts receivable, net	8	149.4	—	149.4
Derivative financial instruments	9	—	2.1	2.1
Other Assets	11	34.5	—	34.5

		1,519.2	426.8	1,946.0

Liabilities
Loans and financing	20	91.0	—	91.0
Trade accounts payable and other liabilities		550.8	—	550.8
Lease liability	16	38.6	—	38.6
Derivative financial instruments	9	—	4.5	4.5
Other liabilities		128.7	—	128.7

		809.1	4.5	813.6

As of December 31, 2019, the following financial assets and liabilities were included in the group of assets and liabilities held for sale (Note 5):

	Classification and measurement			Carrying amounts and fair value comparison
	Amortized cost	Fair value throguh profit or loss	Fair value hierarchy	Book value	Fair value
Financial assets
Cash and cash equivalents	1,452.5	—		1,452.5	1,452.5
Financial investments	47.5	—		47.5	—

Corporate bonds - 2.4% p.a. maturing on 2022	47.5	—		47.5	—
Trade accounts receivable, net of expected credit losses of US$ 30.0	144.6	—		144.6	144.6
Customer and commercial financing	10.7	—		10.7	10.7
Guarantee deposits	0.5	—		0.5	0.5
Other assets	111.6	—		111.6	111.6
Financial liabilities
Loans and financing	3,301.3	—		3,301.3	3,614.1

Bonds – US$, maturing on 2020 to 2027	2,949.9	—		2,949.9	3,264.5
Working capital – US$, maturing on 2021 to 2030	325.4	—		325.4	323.4
Working capital – EUR, maturing on 2023 to 2026	20.6	—		20.6	20.6
Bonds – US$, maturing on 2030	5.4	—		5.4	5.6
Lease liability	9.4	—		9.4	9.4
Trade accounts payable	474.7	—		474.7	474.7
Residual value guarantee	—	129.6	Level 3	129.6	129.6
Other payables	132.5	—		132.5	132.5

27.2	Fair value of financial instruments

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

The carrying amounts of cash, financial investments, accounts receivable, customer and commercial financing, other financial assets and current liabilities are approximately at their fair values. The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted.

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

The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. The three Levels of the fair value hierarchy are as follows:

•

Level 1 - quoted prices are available in active markets for identical assets or liabilities at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities. As of December 31, 2020, the Company had no financial instrument classified as Level 1.

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

•

Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each reporting date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. Changes in the fair value of financial instruments classified as Level 3 are recognized in profit or loss for the year.

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. On December 31, 2020, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

		12.31.2020
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	6	—	—	—	1,883.1	1,883.1	1,883.1
Financial investments	7	761.5	55.9	817.4	51.8	869.2	869.2
Guarantee Deposits		—	—	—	1.7	1.7	1.7
Collateralized accounts receivable		—	—	—	13.9	13.9	13.9
Contract assets	31	—	—	—	461.8	461.8	461.8
Trade accounts receivable, net	8	—	—	—	203.4	203.4	203.4
Customer and commercial financing		—	—	—	36.3	36.3	29.9
Derivative financial instruments	9	9.6	—	9.6	—	9.6	9.6
Other Assets	11	—	—	—	52.0	52.0	52.0

		771.1	55.9	827.0	2,704.0	3,531.0	3,524.6

Liabilities
Loans and financing	20	—	—	—	4,448.0	4,319.7	4,448.0
Trade accounts payable and other liabilities		—	22.2	22.2	772.3	794.5	794.5
Lease liability	16	—	—	—	64.7	64.7	64.7
Financial guarantee and of residual value	24	—	86.2	86.2	34.6	120.8	120.8
Derivative financial instruments	9	9.9	—	9.9	—	9.9	9.9
Other liabilities		—	—	—	213.0	213.0	213.0

		9.9	108.4	118.3	5,532.6	5,522.6	5,650.9

		12.31.2019
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	6	—	—	—	855.2	855.2	855.2
Financial investments	7	364.1	60.6	424.7	—	424.7	424.7
Guarantee Deposits		—	—	—	0.6	0.6	0.6
Collateralized accounts receivable		—	—	—	17.6	17.6	17.6
Contract assets	31	—	—	—	461.9	461.9	461.9
Trade accounts receivable, net	8	—	—	—	149.4	149.4	149.4
Derivative financial instruments	9	2.1	—	2.1	—	2.1	2.1
Other assets	11	—	—	—	34.5	34.5	34.5

		366.2	60.6	426.8	1,519.2	1,946.0	1,946.0

Liabilities
Loans and financing	20	—	—	—	91.0	85.1	91.0
Trade accounts payable and other liabilities		—	—	—	550.8	550.8	550.8
Lease liability	16	—	—	—	38.6	38.6	38.6
Derivative financial instruments	9	4.5	—	4.5	—	4.5	4.5
Other liabilities		—	—	—	128.7	128.7	128.7

		4.5	—	4.5	809.1	807.7	813.6

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2018	59.9	125.4

Changes in fair value	0.7	4.2
Reclassification to held for sale	—	(129.6)

At 12.31.2019	60.6	—

Additions	—	22.2
Changes in fair value	(4.1)	(9.7)
Exchange variation	(0.6)	—
Reclassification	—	(33.7)
Reclassification from held for sale	—	129.6

At 12.31.2020	55.9	108.4

Changes in fair value of Level 3 financial instruments measured at FVTPL are recognized in the consolidated statements of income – changes related to the financial assets (financial investment in equity securities) are recognized in the line of other operating expenses, net, and changes in the financial liabilities (financial guarantees) are recognized as financial expense, net.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

27.3	Financial risk management policy

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

27.3.1	Capital management

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

As of December 31, 2020, the cash and cash equivalents and financial investments were lower than the financial indebtedness of the Company (net debt) by US$ 1,695.7 (US$ 612.4 as of December 31, 2019 including assets and liabilities held for sale).

Of the total financial indebtedness as of December 31, 2020, 8.5% was short-term (6.3% as of December 31, 2019) and the average weighted term was equivalent to 4.4 years on December 31, 2020 (4.8 years as of December 31, 2019 including assets and liabilities held for sale).

27.3.2	Credit risk

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

As of December 31, 2020, all financial investments measured at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss are considered as low credit risk and are in compliance. This definition is aligned with the financial and risk management policy of the Company.

The result from the expected credit loss model set forth in IFRS 9 for balances of cash and cash equivalents and financial investments was immaterial as of December 31, 2020 and 2019.

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

In order to calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in portfolio. For receivables not overdue, the expected credit loss is calculated using past 10 years’ experience of losses and monitoring of forward trends. As of December 31, 2020, the initial expected loss factor under the methodology was 1.4%, except for the Commercial Aviation business unit as explained below.

As a result of the economic downturn environment generated by the crisis of the COVID-19 pandemic and its significant impacts mainly related to the commercial jets market (Commercial Aviation), the Company applied economy trends and customers data based on the main rating agencies in order to estimate the expected credit losses over the short-term receivables of such business unit during the crisis and increased the expected loss factor in the period to 11.6%. Customers with significant increase in credit risk in the period (under judicial recovery measures or bankruptcy processes), were subject to a case-by-case analysis and an additional provision was recognized based on the Management’s best estimate. Both actions taken increased the expected credit loss provision by US$ 52.6 for the fiscal year ended December 31, 2020.

Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.

The credit risk characteristic of the Company’s customers is different for the Defense & Security segment, since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties. As of December 31, 2020, there was a limited number of demands with Defense & Security customers under administrative and legal treatments in relation to commercial relationships already terminated and for which, due to the actual status of the demands, the Company recorded an expected credit loss provision in the amount of US$ 3.4.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among others, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

•	Customer and commercial financing

For the balances of customer and commercial financing, the Company applies the lifetime model to estimate the expected credit losses, considering the probability of default based on contractual terms and deducting the fair value of collateral components. In relation to certain transactions of customer financing of parts and services provided renegotiated as part of the COVID-19 pandemic outbreak (as mentioned on Note 1.1.2), the financing transactions are unsecured, which increases the expected credit loss factor calculated under the lifetime model.

As of December 31, 2020, expected credit losses in the amount of US$ 19.1 were recognized over customer and commercial financing balances.

•	Other financial assets

Other financial assets measured as at amortized cost includes guarantee deposits, collateralized accounts receivable, court-mandated escrow deposits and loan with joint operation. The result of the expected credit losses model set forth in IFRS 9 for other financial assets was immaterial.

Also, the Company has guarantees, such as guarantee deposits in financial institutions rated as investment grade, pledge assets or other contractual guarantees, which also mitigates the risk of financial loss in these assets.

27.3.3	Liquidity risk

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

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2020
Loans and financing	5,749.5	568.0	1,591.6	1,666.1	1,923.8
Trade accounts payable	502.3	502.3	—	—	—
Recourse and non recourse debt	13.9	4.2	6.5	3.2	—
Financial guarantees	125.2	42.6	44.1	36.6	1.9
Lease liability	64.7	10.1	19.4	11.9	23.3
Other liabilities	212.8	11.4	49.5	134.5	17.4

Total	6,668.4	1,138.6	1,711.1	1,852.3	1,966.4

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2019	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
Included in the statement of financial position

Loans and financing (restated*)	102.7	15.8	42.7	10.5	33.7
Trade accounts payable	358.0	358.0	—	—	—
Lease liability	38.6	7.5	12.1	5.0	14.0
Recourse and non recourse debt	17.6	4.0	7.9	4.4	1.3
Other liabilities (restated*)	128.7	3.3	52.8	70.9	1.7

Subtotal	645.6	388.6	115.5	90.8	50.7

Included in assets and liabilities held for sale (Note 5)

Loans and financing	4,141.3	330.8	1,012.5	781.4	2,016.6
Trade accounts payable	474.7	474.7	—	—	—
Lease liability	9.4	2.3	5.6	0.7	0.8
Financial guarantee and residual value guarantee	140.3	30.8	50.5	47.0	12.0
Other liabilities	132.5	127.3	5.2	—	—

Subtotal	4,898.2	965.9	1,073.8	829.1	2,029.4

Total cash flows	5,543.8	1,354.5	1,189.3	919.9	2,080.1

*

Total cash flows of the loans and financing and other liabilities included in the statement of financial position as of December 31, 2019, previously reported in the total amounts of US$ 145.8 and US$ 128.1, respectively, has been reviewed and restated by the Company to reflect the correct future cash flows under the firm contractual obligations and commercial commitments as of that reporting period.

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period (e.g. LIBOR 6m - 12m).

27.3.4	Market risk

a)	Interest rate risk

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

At December 31, 2020, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,610.3	94.84%	142.1	5.16%	2,752.4	100.00%
Loans and financing	3,577.0	80.42%	871.0	19.58%	4,448.0	100.00%

With derivative effect	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,610.3	94.84%	142.1	5.16%	2,752.4	100.00%
Loans and financing	3,969.2	89.24%	478.8	10.76%	4,448.0	100.00%

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2020, the Company’s cash equivalents and post -fixed financing were indexed as follows:

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	78.8	100.00%	78.8	100.00%
CDI	78.8	100.00%	78.8	100.00%

Loans and financing	870.8	100.01%	478.6	100.00%
TJLP	0.4	0.05%	0.4	0.08%
Libor	781.0	89.69%	417.2	87.18%
CDI	53.0	6.09%	24.6	5.14%
SIFMA	32.9	3.78%	32.9	6.87%
IPCA	3.5	0.40%	3.5	0.73%

b)	Foreign exchange rate risk

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

At December 31, 2020, the Company had the following amounts of financial assets and liabilities denominated in several currencies:

	12.31.2020	12.31.2019
Loans and financing
Brazilian reais	83.4	43.1
U.S. dollars	4,342.2	47.9
Euro	22.4	—

	4,448.0	91.0

Trade accounts payable
Brazilian reais	54.3	73.3
U.S. dollars	385.6	248.0
Euro	61.1	35.3
Other currencies	1.3	1.4

	502.3	358.0

Total (1)	4,950.3	449.0

Cash and cash equivalents and financial investments
Brazilian reais	89.5	128.7
U.S. dollars	2,617.6	1,044.0
Euro	42.8	105.7
Other currencies	2.4	1.5

	2,752.3	1,279.9

Trade accounts receivable:
Brazilian reais	6.5	6.3
U.S. dollars	173.7	120.0
Euro	23.2	23.1

	203.4	149.4

Total (2)	2,955.7	1,429.3

Net exposure (1 - 2):
Brazilian reais	41.7	(18.6)
U.S. dollars	1,936.5	(868.1)
Euro	17.5	(93.5)
Other currencies	(1.1)	(0.1)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure in the currencies presented.

27.4	Sensitivity analysis

In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as in the consolidated shareholders’ equity, determined on the balances recorded at December 31, 2020, in the event of such variations in the risk component.

However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

27.4.1	Methodology

Considering the assumption that balances remain constant as compared to December 31, 2020, the Company calculates the interest and exchange variation differential for each of the projected scenarios.

The assessment of the amounts exposed to interest rate risk considers only the risks for the financial statement, therefore operations subject to fixed interest rates were not included. The probable scenario is supported by an average of market projections, observed through Bloomberg, for the related financial indexes and rates in a period of up to 3 months from reporting date, and positive and negative variations of 25% and 50% were applied to the indexes and rates in force as of the reporting date.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

In the sensitivity analysis of derivative contracts, positive and negative variations of 25% and 50% were applied to the market yield curve (as observed in B3) as of the reporting date.

27.4.2	Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2020	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	78.8	(0.7)	(0.3)	0.1	0.5	0.9
Loans and financing	CDI	(53.0)	(0.5)	(0.2)	0.1	0.4	0.6

Net impact	CDI	25.8	(1.2)	(0.5)	0.2	0.9	1.5

Loans and financing	LIBOR	(781.0)	1.2	0.8	0.5	0.1	(0.3)

Net impact	LIBOR	(781.0)	1.2	0.8	0.5	0.1	(0.3)

Loans and financing	TJLP	(0.4)	—	—	—	—	—

Net impact	TJLP	(0.4)	—	—	—	—	—

Loans and financing	IPCA	(3.5)	0.1	—	—	—	(0.1)

Net impact	IPCA	(3.5)	0.1	—	—	—	(0.1)

Rates considered	CDI	1.90%	1.03%	1.54%	2.05%	2.56%	3.08%
Rates considered	LIBOR 6M	0.26%	0.10%	0.15%	0.20%	0.25%	0.30%
Rates considered	TJLP	4.55%	2.20%	3.29%	4.39%	5.49%	6.59%
Rates considered	IPCA	4.52%	2.49%	3.74%	4.98%	6.23%	7.47%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2020

27.4.3	Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2020	-50%	-25%	Probable scenario	+25%	+50%
Assets		384.8	193.0	97.1	1.2	(94.6)	(190.6)

Cash, cash equivalents and financial investments	R$	89.5	44.9	22.6	0.3	(22.0)	(44.4)
Other assets	R$	295.3	148.1	74.5	0.9	(72.6)	(146.2)

Liabilities		(358.4)	(179.7)	(90.5)	(1.2)	88.1	177.5

Loans and financing	R$	(83.4)	(41.8)	(21.1)	(0.3)	20.5	41.3
Other liabilities	R$	(275.0)	(137.9)	(69.4)	(0.9)	67.6	136.2

Net impact		26.4	13.3	6.6	—	(6.5)	(13.1)

Exchange rate considered		5.1967	2.5900	3.8850	5.1800	6.4750	7.7700

(*)	The positive and negative variations of 25% and 50% were applied on the rates

27.4.4	Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2020	-50%	-25%	Probable scenario	+25%	+50%
Derivative Designated as Hedge Accounting
Interest swap - fair value hedge	CDI	0.8	0.1	—	(0.1)	(0.2)	(0.3)
Hedge destinated as cash flow hedge	US$/R$	7.1	43.0	15.6	(4.1)	(16.1)	(33.4)
Hedge desifnated as cash flow hedge	LIBOR	(0.1)	(0.3)	(0.2)	(0.1)	—	0.1
Foreign exchange swap - interest designated as cash flow	CDI	1.4	26.4	13.2	0.2	(12.9)	(26.0)

Other derivatives
Interest swap	LIBOR	(9.7)	(2.9)	(2.0)	(1.0)	(0.1)	0.8
Foreign Exchange option	EUR/US$	0.3	(1.8)	(1.0)	(0.3)	0.5	1.2

Total		(0.2)	64.5	25.6	(5.4)	(28.8)	(57.6)

Rate considered	LIBOR	0.26%	0.10%	0.15%	0.20%	0.25%	0.30%
Rate considered	CDI	1.90%	1.03%	1.54%	2.05%	2.56%	3.08%
Rate considered	US$/R$	5.1967	2.5900	3.8850	5.1800	6.4750	7.7700
Rate considered	EUR/US$	1.2271	0.6050	0.9075	1.2100	1.5125	1.8150

(*)	The positive and negative variations of 25% and 50% were applied on the rates

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

28	Shareholders’ equity

28.1	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital as of December 31, 2020 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 4,291,938 shares were held in treasury.

The capital is comprised entirely of common shares. As per Article 14 of the Company’s bylaws, each common share generally empowered with one vote at general shareholders’ meeting, considering that no shareholder or group of shareholders, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.

28.2	Brazilian Federal Government Golden Share

The Federal Government holds one golden share with the same voting rights as other holders of common shares, but which grants it certain additional rights as established in article 9 of the Embraer’s bylaws.

28.3	Treasury Shares

Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 4,291,938 common shares and US$ 25.7 as of December 31, 2020. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses
At the beggining of the year	26.5	4,385,218	6.0	—
Used for stock options plan (i)	(0.8)	(93,280)	8.6	0.4

At December 31, 2020	25.7	4,291,938	6.0	0.4

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and certain employees. Refer to Note 29.

As of December 31, 2020, the market value of the shares held in Treasury was US$ 7.3 (December 31, 2019—US$ 21.2).

28.4	Investment subsidy reserve (Government grants)

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

28.5	Legal reserve

The legal reserve is a revenue reserve recorded annually as an appropriation of 5% of the net income for the year as defined under the Brazilian Corporate Law. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.

28.6	Investment and working capital reserve

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The previously mentioned statutory reserves are generated of earnings retained from past fiscal years.

Since Embraer is established and domiciled in Brazil, the components of shareholders’ equity is required under the Brazilian Corporate Law to be measured accounted and maintained in historical Brazilian Reais, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from the Company’s original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars (as described in Note 2.2.1). Net earnings or losses incurred by the Company at the end of each fiscal year in US Dollars are translated to Brazilian Reais for Corporate Law accounting purposes at average exchange rate observed for that period, and then distributed, retained or absorbed by the statutory reserves. Embraer files audited consolidated financial statements in Brazil (translated to Brazilian Reais based on requirements of IAS 21), which discloses the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.

As at January 1st, 2020, the Company had retained earnings recorded in the statutory reserves in the historical amount of US$ 2,110.0, out of which US$ 1,856.7 would be available for distribution under the Company’s by-laws. These components in historical Brazilian Reais as at January 1st, 2020 were R$ 2,595.4 million and R$ 2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$ 731.9, the statutory reserves reduced to US$ 1,377.8, however in Brazilian Reais the reserves were fully absorbed due to the translation of losses incurred at average exchange rate observed in 2020, which cause the losses translated to Brazilian Reais of R$ 3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, the Company presented retained losses of R$ 1,021.0 million as at December 31, 2020 under the Brazilian Corporate Law requirements, which restricts the Company to distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings.

28.7	Other comprehensive income

Consists of the following adjustments:

•

Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements measured in other functional currencies to the Company’s functional currency (dollar); and

•

Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company, changes in fair value of financial instruments measured at FVOCI and changes in the cash flows hedges structures (Note 9).

29	Share-based compensation

The Company maintain as part of its Executive Compensation Policy long-term incentives plan (“LTI”), applicable to all executive officers and other Company executives, with the main objectives of (i) maintain and attract highly qualified personnel for the Company, (ii) assure those who are able to contribute to improving the Company’s performance of the right to participate in the results of their contribution, and (iii) also to ensure the continuity of the Company’s management by aligning the interests of executives with those of shareholders.

The Company’s LTI current policy is comprised of share-based compensation settled in cash (phantom shares plan). Previously, the Company also maintained shared-based compensation plan settled in stock options. The remaining stock options of last grant (March 20, 2013) were cancelled during the first quarter of 2020 (295.208 stock options were outstanding as of December 31, 2019).

29.1	Phantom shares plan

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

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

The value of the long-term incentives will be converted at the average price of the Company’s shares in the last 30 trading days by determining the quantity of virtual shares allocated to each participant, divided into two classes, with 50% in the form of restricted virtual shares and 50% in the form of virtual performance shares.

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

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on March 10, 2016	1,095,720	31.1	115,308	1.0	0.2
Grants on June 09, 2016	55,994	1.1	7,722	0.1	—
Grants on August 25, 2016	70,978	1.1	10,659	0.1	—
Grants on August 24, 2017	1,930,350	30.5	446,656	4.0	0.8
Grants on April 12, 2018	1,622,986	35.2	996,805	9.0	1.7
Grants on March 12, 2019	1,160,552	22.4	613,695	5.5	1.1
Grants on March 24, 2020	1,401,293	23.8	344,679	3.1	0.6
Grants on November 13, 2020	6,530,000	43.6	362,778	3.3	0.6

At December 31, 2020	13,867,873	188.8	2,898,302	26.1	5.0

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on March 03, 2015	1,237,090	30.2	650,178	12.3	3.1
Grants on March 10, 2016	1,095,720	31.1	685,272	13.0	3.2
Grants on June 09, 2016	55,994	1.1	43,325	0.8	0.2
Grants on August 25, 2016	70,978	1.1	59,172	1.1	0.3
Grants on August 24, 2017	1,930,350	30.5	1,535,154	29.1	7.2
Grants on April 12, 2018	1,622,986	35.2	794,616	15.0	3.7
Grants on March 12, 2019	964,198	18.6	234,598	4.4	1.1

At December 31, 2019	6,977,316	147.8	4,002,315	75.7	18.8

(i)	Refers to the estimated fair value of total virtual shares to be granted in each grant date.
(ii)	Outstanding virtual shares until December 31, 2020 and 2019 considering the plan’s vesting period and less the virtual shares already paid to the beneficiaries.
(iii)	Fair value of virtual shares as of December 31, 2020 and 2019 considering the plan’s vesting period and fair value of Embraer’s shares in the market on each date based on the plan’s requirements.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

30	Earnings per share

Basic and diluted earnings per common share are computed by dividing net income/(loss) for the period by the weighted average number of shares outstanding during the period, excluding shares held in Treasury.

	12.31.2020	12.31.2019	12.31.2018
Losses attributable to owners of Embraer	(731.9)	(322.3)	(178.2)

	(731.9)	(322.3)	(178.2)

Weighted average number of shares (in thousands)	736,164	735,850	734,065
Basic and diluted earnings per share - U.S. dollars	(0.99)	(0.44)	(0.24)

As of December 31, 2020, the Company does not have outstanding potential ordinary shares which can be converted in new shares and diluted earnings per share, therefore, basic and diluted earnings per share are equivalent in the period as disclosed. As of December 31, 2019, and 2018, 93,025 and 719,899 options were excluded from the weighted average number of shares, since their effect would have been anti-dilutive.

31	Revenue from contracts with customers

a)	Revenue disaggregation:

The following tables provide disaggregated revenue by category, including main product and service lines, and main geographic areas. The Company discloses such balances reconciled to the reportable segments (Note 38), being this information regularly provided and reviewed in such way by the chief operating decision-marker.

•	Revenue by category at December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	1,103.7	239.5	1,015.3	—	7.7	2,366.2
Long-term contracts	—	296.9	—	—	—	296.9
Others	10.7	19.9	56.2	4.9	1.1	92.8
Service	—	73.7	—	712.7	—	786.4
Spare Parts	—	23.9	—	202.4	2.5	228.8

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	1,962.7	49.7	77.1	6.9	237.7	32.1	2,366.2
Long-term contracts	—	0.3	0.1	230.9	64.9	0.7	296.9
Others	61.0	0.4	8.6	13.3	5.0	4.5	92.8
Service	385.6	22.4	56.4	91.9	198.7	31.4	786.4
Spare Parts	123.2	3.2	19.4	40.0	37.7	5.3	228.8

Total	2,532.5	76.0	161.6	383.0	544.0	74.0	3,771.1

•	Revenue by category at December 31, 2019 (recasted*):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	2,184.7	89.9	1,311.9	0.2	5.6	3,592.3
Long-term contracts	—	397.9	—	1.2	—	399.1
Others	49.7	16.0	85.1	0.7	—	151.5
Service	—	65.2	—	817.5	0.1	882.8
Spare Parts	—	7.3	—	426.1	3.5	436.9

Total	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	2,549.0	21.3	272.0	59.1	614.3	76.6	3,592.3
Long-term contracts	0.1	1.3	2.1	378.8	13.5	3.3	399.1
Others	98.6	19.2	5.7	8.6	12.5	6.9	151.5
Service	437.5	26.6	72.6	101.3	205.1	39.7	882.8
Spare Parts	260.4	8.0	24.6	55.5	78.3	10.1	436.9

Total	3,345.6	76.4	377.0	603.3	923.7	136.6	5,462.6

•	Revenue by category at December 31, 2018 (recasted*):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	2,276.2	92.5	997.4	—	6.9	3,373.0
Long-term contracts	—	267.5	—	—	—	267.5
Others	82.1	2.0	106.9	0.2	—	191.2
Service	—	31.1	—	774.2	0.2	805.5
Spare Parts	—	67.0	—	358.4	8.5	433.9

Total	2,358.3	460.1	1,104.3	1,132.8	15.6	5,071.1

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	2,253.8	87.0	318.2	40.3	644.6	29.1	3,373.0
Long-term contracts	1.9	0.6	0.7	243.3	12.6	8.4	267.5
Others	130.9	11.9	5.0	2.9	8.9	31.6	191.2
Service	353.7	42.2	92.3	45.3	230.3	41.7	805.5
Spare Parts	218.7	8.8	15.6	110.7	69.7	10.4	433.9

Total	2,959.0	150.5	431.8	442.5	966.1	121.2	5,071.1

*

Part of revenues generated by subsidiary OGMA - Indústria Aeronáutica de Portugal previously classified in the column of Defense & Security were reclassified to the column of Services & Support, as disclosed on Note 38.

The contracts are grouped in the categories above as they are affected similarly by economic factors.

b)	Contract balances, including contract costs:

	Note	12.31.2020	12.31.2019
Contract assets		461.8	461.9

Contract costs (Other assets)		10.8	9.1

Contract liabilities		1,295.4	683.4

Advances from customers		1,049.3	435.4
Deferred revenue		246.1	248.0

Financial Guarantee	25	125.2	—

Contract assets – US$ 201.4 included in the contract assets position as of December 31, 2019 were billed and collected by the Company on 2020. Expected credit losses of US$ 3.8 were recognized over the contract assets balances during the fiscal year, as well as US$ 33.8 related to contract assets previously classified and recorded as assets held for sale (Note 5), were reclassified to this account as of December 31, 2020.

Contract liabilities – US$ 746.1 related to contract liabilities previously classified and recorded as liabilities held for sale (Note 5), were reclassified to contract liabilities as of December 31, 2020. Out of the total balances of contract liabilities as of December 31, 2019, US$ 604.5 were recognized as revenues on 2020.

c)	Performance obligations:

The Company has a portfolio of firm orders, whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of December 31, 2020 was US$ 14.4 billion, of which US$ 10.7 billion is expected to be satisfied in the next 5 years, as estimated by the Company.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

As of December 31, 2020, as a result of the impacts caused by COVID-19 pandemic and based on agreements reached with certain customers in order to deferral their deliveries (Note 1.1.2), the Company reviewed its projections for deliveries of firm orders on backlog and reallocated performance obligations that would be satisfied in the next 5 years in the total amount of US$ 1.6 billion, based on circumstances and terms observed as of December 31, 2019, for later periods.

32	Revenue (expenses) by type

The Company opted to present the consolidated statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2020	12.31.2019	12.31.2018
		(Recasted)	(Recasted)
As presented in the statements of income:
Revenue	3,771.1	5,462.6	5,071.1
Cost of sales and services	(3,293.5)	(4,667.1)	(4,303.1)
Administrative	(143.4)	(190.2)	(182.6)
Selling	(194.0)	(286.5)	(305.7)
Expected credit loss (reversal) over financial assets and contract assets	(61.8)	0.6	1.5
Research	(29.8)	(49.4)	(46.1)
Other operating expense, net	(374.7)	(346.8)	(199.4)
Equity in income of associates	2.7	(0.2)	(0.4)

Operating profit before financial income	(323.4)	(77.0)	35.3

Revenue (expenses) by nature:
Revenue from sales of goods	3,194.5	4,755.2	4,450.5
Revenue from sales of services	620.9	773.3	676.5
Sales deductions and tax on revenue (i)	(44.3)	(65.9)	(55.9)
General manufacturing costs (ii)	(3,001.4)	(4,457.4)	(4,031.1)
Depreciation	(163.6)	(113.8)	(159.2)
Amortization	(128.5)	(95.9)	(112.8)
Personnel expenses	(194.2)	(257.5)	(245.8)
Selling expenses	(48.1)	(71.9)	(67.3)
Equity in losses on associates	2.7	(0.2)	(0.5)
Expected credit losses over financial assets and contract assets	(61.8)	0.6	3.0
Services provided	(74.5)	(93.8)	(104.9)
Other operating expenses, net (Note 33)	(374.7)	(346.8)	(199.4)
Miscellaneous	(50.4)	(102.9)	(117.8)

Operating profit before financial income	(323.4)	(77.0)	35.3

(i)	Refers to sales taxes and other deductions.
(ii)	Refers to costs of materials, direct labor and general manufacturing expenses.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

33	Other operating expenses, net

	12.31.2020	12.31.2019	12.31.2018
		(Recasted)	(Recasted)
Depreciation and amortization - Commercial Aviation (Note 1.1.1)	(101.2)	—	—
Carve-Out Expenses (i)	(82.8)	(111.3)	—
Restructuring expenses (ii)	(69.2)	—	—
Costs with personnel (iii)	(44.8)	—	—
Corporate projects	(56.4)	(129.0)	(83.4)
Impairment of assets (Note 18)	4.2	(104.4)	(99.5)
Taxes on other sales	(20.3)	(29.5)	(27.5)
Expenses system project	(6.7)	(12.9)	(19.7)
Training and development	(4.7)	(6.8)	(8.7)
Fair value changes - Republic Airways shares (Note 1.1.2)	(4.1)	0.7	—
Flight safety standards	(3.1)	(4.7)	(4.4)
Aircraft maintenance and flights costs - fleet	(2.8)	(2.1)	(3.3)
Product modification	(2.5)	(2.4)	—
Additional losses with financial guarantees exercised	(5.9)	—	—
Provision for contingencies	(0.3)	(8.1)	(12.0)
Contractual fines	(3.9)	(3.5)	(2.9)
Other sales	6.2	8.3	8.8
Royalties	7.0	15.9	15.3
Reversal of tax provisions	8.1	26.8	—
Contractual fines revenue	15.1	31.0	35.4
Recovery of expenses	12.7	26.2	11.7
Others	(19.3)	(41.0)	(9.2)

	(374.7)	(346.8)	(199.4)

(i)

Refer to separation costs incurred in the internal carve-out of assets and liabilities related to the Commercial Aviation and related services business units as part of the now terminated transaction with Boeing (Note 1.1.1).

(ii)

Restructuring expenses refers to expenses incurred by the Company as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction work force, as disclosed on Note 1.1.2.

(iii)	Refer to costs with personnel incurred as a result of the impacts caused by the COVID-19 pandemic, including paid leave and expenses with temporary furloughs (lay-off).

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

34     Financial expenses, net

	12.31.2020	12.31.2019	12.31.2018
		(Recasted)	(Recasted)
Financial income:
Interest on cash and cash equivalents and financial investments	18.3	68.2	93.0
Interest on receivables	10.6	55.4	33.1
Residual value guarantee	3.7	—	—
Taxes over financial revenue	(3.9)	(7.0)	(9.0)
Other	0.4	0.2	0.1

Total financial income	29.1	116.8	117.2

Financial expenses:
Interest on loans and financing	(214.9)	(201.6)	(226.3)
IOF - (tax on financial transactions)	(9.1)	(1.6)	(1.4)
Interest on taxes, social charges and contributions	(4.9)	(6.7)	(3.7)
Residual value guarantee	—	(14.7)	(23.2)
Other	(16.1)	(14.7)	(18.7)

Total financial expenses	(245.0)	(239.3)	(273.3)

Derivative financial instruments	(16.8)	6.4	(15.4)

Financial expenses, net	(232.7)	(116.1)	(171.5)

35     Foreign exchange gain (loss), net

	12.31.2020	12.31.2019	12.31.2018
		(Recasted)	(Recasted)
Monetary and foreign exchange variations
Assets:
Tax credits	(33.7)	(9.6)	(30.9)
Trade accounts receivable and contract assets	(37.6)	(8.4)	(24.6)
Cash and cash equivalents and financial investments	(37.7)	(17.6)	(80.8)
Other	(24.3)	9.8	(25.6)

	(133.3)	(25.8)	(161.9)

Liabilities:
Loans and financing	4.9	7.8	82.7
Advances from customers	(0.5)	—	—
Provisions	34.7	14.8	24.3
Taxes and charges payable	12.8	2.5	13.0
Deferred income tax and social contribution	—	2.4	(1.3)
Other payables	(33.0)	(11.6)	17.4
Suppliers	19.0	14.8	2.7
Provisions for contingencies	18.7	5.5	3.3
Other	(0.4)	(0.1)	(0.9)

	56.2	36.1	141.2

Net monetary and foreign exchange variations	(77.1)	10.3	(20.7)

Derivative financial instruments	(2.0)	(3.4)	20.7

Foreign exchange gain (loss), net	(79.1)	6.9	—

36     Responsibilities and commitments

36.1	Insurance cover

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

36.2	Financial guarantees (Commercial Aviation)

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

	12.31.2020	12.31.2019
Maximum financial guarantees	29.2	35.9
Maximum residual value guarantees	154.1	204.3
Mutually exclusive exposure (i)	(2.3)	(12.5)
Provisions and liabilities recorded	(90.6)	(140.3)

Off-balance sheet exposure	90.4	87.4

Estimated proceeds from financial guarantees and underlying assets	67.1	86.9

(i)

When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

As a result of the COVID-19 pandemic downturn scenario in the Commercial Aviation market, the Company received claims of financial guarantees issued by creditors of certain customers covered by current financial guarantees causing additional losses of US$ 5.9 recognized in the statements of income (Notes 24 and 33) due to the default events of those customers.

This exposure is reduced by the fact that, to benefit from the guarantee, the counterparty must ensure that the aircraft complies with rigid conditions for its return.

36.3	Backstop commitments (Commercial Aviation)

In certain firm sales contracts of commercial jets included in backlog (performance obligations to be satisfied – Note 31.c), the Company has entered into backstop commitments to provide financing in case the customer fails to obtain sufficient credit lines upon the aircraft deliveries.

Past experience demonstrates the Company was requested and provided financing on limited cases to its customers during the deliveries of E-Jets family, which demonstrates existence of alternative funding sources in the market to transfer the backstop commitments and remote probability of exercise. In addition, the Company retains property the assembled aircraft until the customer fulfils the payments on delivery, then not being exposed to risks of loss.

With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial conditions of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

37	Supplemental cash flow information

37.1	Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2020	12.31.2019	12.31.2018
Payments made during the period:
Income tax and social contribution	86.9	42.3	23.3
Interest	173.2	188.1	212.7

Non-cash financing and investing transactions
Acquisition of inventories through assumption of financing	14.1	—	—
Property, plant and equipment, transfer to pool parts inventory	—	—	(29.5)
Write off on Property, plant and equipment by transfer to pool parts inventory	(18.2)	(21.6)	—
Property, plant and equipment, transfer for providing for the sale of inventory	(38.4)	(38.5)	(112.7)
Non-controlling purchase options	22.2	—	—

38	Segment information

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

During 2020, as a result of changes in the internal corporate structure and the way the chief operating decision-maker allocate the resources and monitors the businesses performance, including the termination of transaction with Boeing involving Commercial Aviation and related services business units (Note 1.1.1), the following changes were performed in the presentation of segment information:

•

Operations of the Commercial Aviation business unit stopped to being monitored as “discontinued operations” and returned to being monitored as a segregate operating segment. In addition, the operations of Services & Support related to the Commercial Aviation unit which were also presented as “discontinued operations” in previous financial statements, returned to being aggregated in the results of the Services & Support operating segment.

•

Operations held at the subsidiary OGMA - Indústria Aeronáutica de Portugal S.A., previously reported and divided among Defense & Security and Services & Support business units, started to be exclusively reported as results of Service & Support operating segment.

Due to the changes mentioned, operating segment information of comparative years ended December 31, 2019 and 2018 is being recasted as required under IFRS 8 to be aligned with current operating segment disclosed.

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

•

C-390 Millennium is a joint project between the Brazilian Air Force and Embraer to develop and produce tactical military transportation and aerial refueling and represents a significant advance in terms of technology and innovation for the airspace industry. The aircraft is designed to establish new standards in its category, with lower operating costs and the flexibility to execute a variety of missions, including troop carriage and transportation, air delivery, aerial refueling, search and rescue and aerial firefighting and combat.

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

38.3	Executive Jet business

Executive Jets market operations comprise the development, production and sale of executive jets, and leases of the following product lines:

•	Legacy 600 and Legacy 650 - executive jets in the super midsize and large categories, deliveries of which started in 2002 and 2010, respectively.

•	Legacy 450 and Legacy 500- executive jets in the Midlight and Midsize categories, deliveries of which started in 2014 and 2015, respectively.

•	Phenom family - executive jets in the Entry Jet and Light Jet categories, respectively. The first deliveries of the Phenom 100 were made in 2008, and deliveries of the Phenom 300 started in 2009.

•	Lineage 1000 - an ultra-large executive jet. Deliveries of this model started in 2009.

•	Praetor 500 and Praetor 600 - most disruptive executive jets in the Midsize and Super Midsize categories, introduced in Q4 2018 with deliveries starting in 2nd half 2019.

38.4	Service & Support

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

38.5	Other

Operations reported as others relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft.

Consolidated statements of income data by operating segment – year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1	—	3,771.1
Cost of sales and services	(1,086.8)	(549.1)	(886.1)	(751.4)	(20.1)	(3,293.5)	—	(3,293.5)
Gross profit	27.6	104.8	185.4	168.6	(8.8)	477.6	—	477.6
Gross profit %	2.5%	16.0%	17.3%	18.3%	-77.9%	12.7%		12.7%

Operating income (expense)	(300.8)	(72.2)	(95.5)	(240.7)	(22.6)	(731.8)	(69.2)	(801.0)
Operating profit before financial income (expense)	(273.2)	32.6	89.9	(72.1)	(31.4)	(254.2)	(69.2)	(323.4)

Financial income (expense), net							(232.7)	(232.7)
Foreign exchange loss, net							(79.1)	(79.1)
Loss before taxes on income								(635.2)

Income tax expense							(93.1)	(93.1)

Loss for the period								(728.3)

*

Expenses not allocated in the total of US$ 69.2 refers to expenses incurred by the Company as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction in workforce (Notes 1.1.2 and 33).

Revenue by geographic area – year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	858.4	108.8	1,054.4	509.7	1.2	2,532.5
Europe	215.4	108.4	17.1	203.1	—	544.0
Asia Pacific	4.8	81.6	—	75.2	—	161.6
Latin America, except Brazil	0.4	49.2	—	26.4	—	76.0
Brazil	3.0	297.6	—	72.3	10.1	383.0
Other	32.4	8.3	—	33.3	—	74.0

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Assets by operating segment - year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	2.4	50.5	—	146.0	4.5	203.4	—	203.4
Property, plant and equipment	821.7	216.6	322.2	595.5	—	1,956.0	—	1,956.0
Intangible assets	1,065.5	8.4	750.5	—	155.0	1,979.4	96.2	2,075.6

Total	1,889.6	275.5	1,072.7	741.5	159.5	4,138.8	96.2	4,235.0

Assets by geographic area - year ended December 31, 2020:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	53.9	61.5	5.0	83.0	203.4
Property, plant and equipment	347.6	541.5	42.6	1,024.3	1,956.0
Intangible assets	82.8	27.3	—	1,965.5	2,075.6

Total	484.3	630.3	47.6	3,072.8	4,235.0

Consolidated statements of income data by operating segment – year ended December 31, 2019 (recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6	—	5,462.6
Cost of sales and services	(1,971.1)	(539.6)	(1,211.1)	(927.4)	(17.9)	(4,667.1)	—	(4,667.1)
Gross profit	263.3	36.7	185.9	318.3	(8.7)	795.5	—	795.5
Gross profit %	11.8%	6.4%	13.3%	25.6%	-94.6%	14.6%		14.6%

Operating income (expense)	(332.2)	(98.7)	(235.2)	(188.3)	(18.1)	(872.5)	—	(872.5)
Operating profit before financial income (expense)	(68.9)	(62.0)	(49.3)	130.0	(26.8)	(77.0)	—	(77.0)

Financial income (expense), net							(116.1)	(116.1)
Foreign exchange gain (loss), net							6.9	6.9
Loss before taxes on income								(186.2)

Income tax benefit (expense)							(130.3)	(130.3)

Loss for the period								(316.5)

Revenue by geographic area - year ended December 31, 2019 (recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	1,399.8	66.5	1,181.6	697.0	0.7	3,345.6
Europe	508.2	39.0	118.8	257.7	—	923.7
Asia Pacific	256.9	1.8	20.3	98.0	—	377.0
Latin America, except Brazil	17.0	2.7	21.6	35.1	—	76.4
Brazil	0.7	431.8	54.7	107.6	8.5	603.3
Other	51.8	34.5	—	50.3	—	136.6

Total	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6

Assets by operating segment - year ended December 31, 2019:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Trade accounts receivable	4.7	62.0	15.2	208.6	3.7	294.2	—	294.2
Property, plant and equipment	859.5	261.6	456.6	480.9	—	2,058.6	—	2,058.6
Intangible assets	1,048.8	16.5	750.5	—	113.8	1,929.6	122.1	2,051.7

Total	1,913.0	340.1	1,222.3	689.5	117.5	4,282.4	122.1	4,404.5

Embraer S.A.

Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

Assets by geographic area - year ended December 31, 2019:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	101.5	89.8	5.9	97.0	294.2
Property, plant and equipment	371.5	556.9	48.3	1,081.9	2,058.6
Intangible assets	79.5	10.4	—	1,961.8	2,051.7

Total	552.5	657.1	54.2	3,140.7	4,404.5

Consolidated statements of income data by operating segment – year ended December 31, 2018 (recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total reportable Segments	Unallocated	Total
Revenue	2,358.3	460.1	1,104.3	1,132.8	15.6	5,071.1	—	5,071.1
Cost of sales and services	(1,976.8)	(572.1)	(914.1)	(819.0)	(21.1)	(4,303.1)	—	(4,303.1)
Gross profit	381.5	(112.0)	190.2	313.8	(5.5)	768.0	—	768.0
Gross profit %	16.2%	-24.3%	17.2%	27.7%	-35.3%	15.1%	0.0%	15.1%

Operating income (expense)	(228.6)	(85.4)	(234.7)	(177.0)	(7.0)	(732.7)	—	(732.7)
Operating profit before financial income (expense)	152.9	(197.4)	(44.5)	136.8	(12.5)	35.3	—	35.3

Financial income (expense), net							(171.5)	(171.5)
Foreign exchange gain (loss), net							—	—
Profit before taxes on income								(136.2)

Income tax expense							(35.0)	(35.0)

Net income								(171.2)

Revenue by geographic area – year ended December 31, 2018 (recasted):

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
North America	1,449.4	66.6	936.7	501.3	5.0	2,959.0
Europe	519.1	56.7	127.4	262.9	—	966.1
Asia Pacific	324.1	1.0	1.6	105.1	—	431.8
Latin America, except Brazil	11.9	66.0	22.5	50.1	—	150.5
Brazil	0.2	259.5	16.1	156.1	10.6	442.5
Other	53.6	10.3	—	57.3	—	121.2

Total	2,358.3	460.1	1,104.3	1,132.8	15.6	5,071.1

*  *  *