Form 20-F
period 2021-12-31
EMBRAER S.A.
filed 2022-03-31
CIK 1355444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
None.
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:
734,588,205 common shares, without par value

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
    Item 17  ☐            Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).
    Yes  ☐            No  ☒

This page intentionally left blank

i

ii

INTRODUCTION
In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. and its consolidated subsidiaries. All references herein to the “
real
,” “
reais
” or “R$” are to the Brazilian
real
, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. All references to the “Brazilian government” are to the federal government of Brazil.
Presentation of Financial and Other Data
Financial Data
Our audited consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, or 2021 audited consolidated financial statements, are included in this annual report.
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
On October 28, 2021, our board of directors approved a partial spin-off
of Yaborã Indústria Aeronáutica S.A., or Yaborã, whereby Yaborã transferred substantially all of its assets to Embraer. The purpose of the transaction was for the Commercial Aviation business unit to be developed directly by Embraer after the wrongful termination of the Boeing Transaction by Boeing, resulting in a reduction in operating, systemic, administrative and tax expenses.
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

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that have not yet been delivered, (ii) for services and support contracts for all business units and segments, including repair services and spare parts contracts for a period of more than one year, and (iii) for services and technologies contracted and not yet performed in our Defense and Security business unit. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered as part of our backlog.
Special Note Regarding Forward-Looking Statements
This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions in Brazil and in our other markets;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying or rescheduling orders;

•	the effect on our revenues of changing priorities or reductions in the Brazilian government or international government defense budgets;

•	our level of indebtedness;

•	our capital expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulations;

•	our relationship with our workforce;

•	the outbreak of communicable diseases in Brazil and other countries; and

•	other risk factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”
The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words herein are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors, including those risks described in “Item 3. Key Information—D. Risk Factors,” undue reliance should not be placed on these forward-looking statements.
Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3.	KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Relating to Embraer
The outbreak of communicable diseases around the world, including
COVID-19,
led and may continue to lead to higher volatility in the global capital markets and recessionary pressure on the global economy, which may adversely and materially affect us.
The outbreak of communicable diseases on a global scale has affected the global economy and resulted in sporadic volatility in global capital markets and may have a recessionary effect on the global economy, including in Brazil.
The outbreak of
COVID-19
has compelled governments around the world to adopt measures to contain the spread of
COVID-19,
which has caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The
COVID-19
pandemic adversely affected business confidence and consumer sentiment, and has been, and may continue to be, accompanied by significant volatility in financial and commodity markets. In addition, the spread of
COVID-19
had broader macro-economic implications, including the reduction on levels of economic growth.
Since the beginning of the pandemic, we have adopted several initiatives focused on health and safety of our employees. In March 2020, our operations were interrupted for a few days to adjust our facilities and implement health and safety measures, when we were only carried out essential activities, including customer support, aircraft maintenance and manufacturing. Other measures were taken, including social distancing, remote work for some employees, reduction of working hours and wages, collective vacations, and paid leaves.
In 2020, we also implemented a job preservation plan that included temporary furloughs, reduction in working hours and pay cuts to certain of our employees, as a means of guaranteeing their employment upon completion of the plan. Additionally, we implemented voluntary dismissal programs for specific groups of employees in Brazil, with the participation of approximately 1,600 employees. Considering both participation in the voluntary dismissal programs and non-voluntary
dismissals, our workforce was reduced by approximately 2,500 employees in Brazil (approximately 12.5% of our total global workforce) in 2020 and this represented an aggregate impact of US$69.2 million in expenses for the year ended December 31, 2020. In 2021, we did not have any interruptions nor conducted any voluntary dismissal plan. Our or other companies’ operations may be suspended again or remain suspended for a longer time.
We also adopted certain measures to preserve our cash flow, including reduction in working hours and pay cuts, extension of suppliers’ payment terms, extension of tax payment deadlines, negotiation of new bank credit facilities, and adjustments to the production chain.
According to the International Air Transport Association (“IATA”), global commercial airline traffic volume in 2021 recovered to 42% of 2019 levels by December 2021, as showed in IATA’s Air Passenger Market Analysis report. While international markets traffic volume showed a slower recovery of approximately 25%, domestic recovered to almost 72% in the same period. As of December 2021, 22% of the fleet with up to 100 seats and 30% of the fleet with
100-150
seats was in storage. As a result, we expect that air traffic disruption and decreased demand globally may continue to materially and adversely affect our deliveries in 2022.
The reduction in the demand for travel combined with government-imposed travel restrictions has materially and adversely affected the aerospace industry, causing some airlines to suspend, cancel or reduce flights. As a consequence, demand for new aircraft has declined as airlines are wary of the
COVID-19
air travel restrictions and its consequences.

As of the date of this annual report, in the Executive Aviation business unit, only one of our executive jets customer cancelled its firm order as a result of the
COVID-19
pandemic and certain other customers have postponed their aircraft deliveries in 2020. In 2021 none of our executive jet customers cancelled nor postponed their firm orders. The effect of new
COVID-19
variants, including Omicron, has not brought significant negative impacts to the Executive Aviation business unit, and the main remaining risk relates to a possible mismatch between demand and supply of some parts and components necessary for fleet maintenance and manufacturing of new aircraft. Although our production lines are able to maintain planned supply levels without further shortages, we continue to oversee risks and control our supply chain, accommodating demand to avoid obstacles that may yet arise from the
COVID-19
recovery scenario.
With respect to our Commercial Aviation business unit, some of our customers have rescheduled aircraft deliveries for 2022 and beyond, which has affected our deliveries for 2021, but, as of the date of this annual report, no aircraft order has been cancelled. We expect that traffic disruption and decreased demand affecting our customer’s operations globally will continue to materially affect our deliveries in 2022. We cannot fully determine the impact of the
COVID-19
outbreak in the
short-to-medium
term on our business.
With respect to our Defense and Security business unit, the
COVID-19
global pandemic has impacted mainly supply chain and logistics. Although our suppliers’ production level has shown recovery, it is still below pre-pandemic
levels, which impacts their ability to deliver parts and goods to us in a timely manner. Logistics for imports and exports has been impacted as a result of higher cycles and costs for air freight, due to the lower availability of international flights, and freight by sea, due to the unavailability of containers, increasing the time for delivery of parts. Deliveries planned to take place in the fourth quarter of 2021 were completed, but we experienced delays in the delivery of certain orders to customers throughout 2021, which caused a delay in revenue recognition and realization of cash inflows, due to restrictive measures and sanitary barriers generated by the pandemic. Finally, the
COVID-19
pandemic has impacted the Brazilian Government’s budget for defense projects, of which certain amount was redirected to expenses with public health. This reassessment in the Brazilian Government’s budget has delayed and, on some occasions, suspended purchases of defense products.
In relation to our Services and Support business unit, we expect that all segments associated to this business unit continue progressing to either recover pre-pandemic
business volumes (similar to the Commercial Aviation business unit) or to maintain business activities without presenting significative losses associated to its volumes before the start of the
COVID-19
pandemic (as it is the case with Defense and Executive segments).
The effects of the
COVID-19
pandemic on our business will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the extent and overall economic effects of the governmental response to the pandemic, as well as novel and variant strains, including Omicron. The effects of the economic recovery on our business and especially on our supply chain dynamics are also uncertain. Although vaccination campaigns have presented relevant advances around the globe in terms of hospitalizations and deaths, we still cannot fully determine the potential impact of further
COVID-19
related developments in the short to medium term, given possible new developments, and possible different lockdown strategies taken by governments, affecting airports, passengers and airlines, and thus industry recovery itself. As a result, we expect that traffic disruption and decreased demand affecting will continue to affect customers demand globally and may continue to affect our deliveries materially and adversely in 2022. For further information on the impact of
COVID-19
pandemic on our business units, see Note 1.1.1 to our 2021 audited financial statements.
A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.
We expect that a substantial portion of our results will be affected, directly or indirectly, from sales of aircraft, which have historically been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions, and, most recently and importantly, the effects of COVID 19 on our operations and financial condition, which we cannot fully foresee as of the date of this Annual Report. For additional information on the impacts of
COVID-19,
see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including
COVID-19,
still may lead to higher volatility in the global capital markets and recessionary pressure on the global economy, which could still adversely and materially affect us.”

Economic downturns in our industry, such as the one caused by the
COVID-19
pandemic, may reduce air travel demand and corporate and personal spending, which may negatively impact our Commercial Aviation, Executive Aviation, Defense and Security and Services and Support business units. These downturns have led in the past and may also lead in the future, to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned business units. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also continue to defer or to cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the events could not only have on the air transport industry as a whole, but also on our business in particular.
We depend on key customers.
In our Commercial Aviation business unit, as of December 31, 2021, over 85% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from Republic Airlines and SkyWest. Our
E-Jets
E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, AirPeace, Porter, and Azorra, which represent approximately 95% of our
E-Jets
E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share.
In the Executive Aviation business unit, we have been increasingly relying on individual orders as the share of fleet orders in the backlog has been diminishing. Despite the fact that we sold Praetors and Phenoms to large fractional operator in 2019 and 2021, and which corresponding deliveries will continue to occur in the short-term we believe that fleet renewal demand will occur at a constant and moderate rate over a longer period as the current operator’s fleet ages.
In our Defense and Security business unit, the Brazilian government is our largest customer of defense products. Revenue from sales to the Brazilian government accounted for 40.7% of the business unit revenue for the year ended December 31, 2021. We cannot assure you that the Brazilian government will continue to acquire defense products and services from us in the future at the same rate or at the same level.
On November 12, 2021, the Brazilian Air Force publicly announced its decision to unilaterally reduce the total value of the
KC-390
Millennium aircraft agreement in 25%, as permitted by the applicable law. On February 9, 2022, we reached an agreement in relation to
KC-390
Millennium aircraft order, pursuant to which the total number of aircraft to be acquired by the Brazilian Air Force was reduced from 28 to 22, with deliveries scheduled until 2034. This reduction generated, in 2021, a reduction in our backlog of US$525.6 million and an impact of US$40.9 million on our net revenue, with no immediate effect on our cash account. For further information, see note 1.1.1 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
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
Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2021, we had income of US$7.1 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine income of US$15.1 million in 2020 and US$31.0 million in 2019. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

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
As disclosed elsewhere in this annual report and on note 1.1.4 to our audited financial statements, on December 21, 2021, we, through our subsidiary Eve UAM, LLC, or EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s comprehensive, practical and capital efficient urban air mobility (“UAM”) solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. Upon the closing of the transaction, Zanite will change its name to Eve Holding, Inc., or Eve Holding, and will be listed on the New York Stock Exchange. We will remain the majority shareholder with an approximately 82% equity stake in Eve Holding following the closing of transaction.
The expected results from this business combination are subject to risks, such as the establishment of the UAM market, the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market, possible underperformance of the UAM solutions developed by Eve Holding, including the eVTOL aircraft, risks related to a high-volume manufacturing of the planned eVTOL aircraft due to our limited operating history in this segment, among other risks. Therefore, we cannot assure you that our estimates with respect to the prospects, operations, growth potential, integration and other factors related to the business combination, as well as on the process of integration of the acquired assets, will materialize.

We cannot assure you that we will be able to meet challenges related to strategic opportunities and transactions. Accordingly, cannot assure you that our business or the trading price of our common shares or ADSs. will not face disruptions as a result of future opportunities or transactions or the markets’ perception thereof.
We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.
We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,369.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 jet families and the E2 jet family through December 31, 2021. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2021, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.
Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.
We face significant international competition, which may adversely affect us.
The worldwide commercial aircraft manufacturing industry is highly competitive. Along with other large international companies, we are one of the world’s leading manufacturers of commercial aircraft. Although we have attained a significant market share for our commercial aircraft products, we cannot assure you that we will be able to maintain it. In order to remain competitive in the commercial aircraft manufacturing market in the long-term, we must continue to make technological, efficiency and performance enhancements to our aircraft.
As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. In addition, the level of pre-owned
aircraft for sale in the market may continue to pressure the demand for new aircraft. This may impact the value of the pre-owned
aircraft in our portfolio, despite a recent decrease in the level of pre-owned
aircraft for sale in the market. We cannot assure you that we will increase our market share in the executive jets market business unit, that we will not experience a reduction in our current market share of this business unit, especially taking into account competitors’ growth and investments and possible limitations in our supply chain capacity.
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
We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2021, 75.0% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense and Security business units consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant investments. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot assure you that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.
In addition, as a result of post-pandemic economic recovery which resulted in a global increase in demand, our suppliers may not have the ability to fully meet such increasing demands of their customers, including us, especially because of the reductions in workforce and other measures taken in response to the pandemic. Therefore, we cannot assure you that we will not be adversely affected by this change in the global supply-chain dynamics.
Developments related to the conflict between Russia and Ukraine may adversely affect us.
Recent global developments relating to Russia’s invasion of Ukraine have generated uncertainty in the global economy. We have suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which we are subject.
Although there is no immediate concern over the availability of titanium in our supply chain, considering our strong current inventory position and the existing alternative sources in other countries, we will continue to monitor our supply chain in order to identify any potential constraints. In addition, the conflict between Russia and Ukraine may adversely affect people’s safety and activities of our employees, especially those residing in Europe.
We cannot predict how the developments related to the conflict between Russia and Ukraine will evolve and/or to what extent they may affect us.
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
In addition, environmental regulations related to climate change, including CO
2
emissions standards adopted by the International Civil Aviation Organization, or the ICAO, are one of the main drivers of global aerospace industry research and development investments since they may affect customer preferences. We may incur additional costs to improve or create new compliance programs to meet environmental regulatory requirements. We currently have several comprehensive programs in place to reduce the effects of our operations on the environment. For additional information, see “Item 4. Information on the Company—D. Property, Plant and Equipment.”
Moreover, our services and products must comply with health and safety laws and regulations, as well as substances and preparations. We strive to maintain the highest quality standards and closely follow potential and confirmed changes in laws and regulations to adapt, redesign, redevelop, recertify or eliminate our products to remain compliant with those claims. Seizures of non-compliant
products may occur, and we may incur penalties. In the event of an accident or other serious incident involving a product, we may be required to conduct investigations and undertake preventive and remedial actions.

We may not be able to achieve our carbon emissions targets or make progress in other environmental, social, and governance initiatives.
In August 2021, we announced our intention to reach carbon neutrality by 2040 reducing Scope 1 and 2 emissions at least by 50%. This commitment relies mostly on the purchase of Sustainable Aviation Fuels (SAF), electricity from renewable sources and carbon offsets. Our estimates concerning the timing and cost of implementing our targets are subject to several risks and uncertainties, such as low availability of SAF, especially in Brazil where the majority of operations is concentrated, and variations in fuels, energy and offset prices. Accordingly, there can be no assurances that our targets will be achieved.
We are setting our strategies and new products aiming to a
net-zero
emission aviation by 2050. In order to reinforce this commitment, we signed in 2021 with other representatives of the aerospace sector, the commitment “Fly Net Zero.” This goal will be supported by accelerated efficiency measures, energy transition and innovation across the aviation sector and in partnership with governments around the world.
We have also committed to certain diversity, inclusion and education targets, such as having 50% diverse hires in all new entry level employee programs by 2025; bring more than 80% of the students from Embraer high schools to public universities; having 20% of women in senior leadership positions by 2025, among others.
Although we expect that our ESG commitments will improve our operational and financial performance on the long term, our targets may not materialize within the time frame we expect or at all, since they depend on several factors over which we have no control or influence.
We benefit from certain tax and other government-granted benefits and the suspension, cancellation or non-renewal
of those benefits would have a material adverse effect on us.
Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. To take advantage of the tax benefits, we must meet certain requirements, such as making investments in research and development, record taxable profits, among others. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Tax Incentives.”
Moreover, these incentives may be cancelled or suspended by the Brazilian government at any time without prior notice, and the maintenance of such incentive plans by the Brazilian government depends on factors we cannot control or predict. Although in 2021 we did not recognize any gains from tax incentives, the lack of these benefits could negatively impact our sales deductions and tax on revenue and consequently our net income. We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives.
Scope clause restrictions in airline pilot contracts may limit demand for commercial aircraft in the U.S. market.
A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses, which are more prevalent in North America, but also exist in other important regions, including Europe, are negotiated between the airlines and the pilot unions, usually every three years, for purposes of imposing restrictions relating to the (i) number of aircraft that a regional carrier may operate; (ii) number of seats in an aircraft that a regional carrier may operate; and (iii) the weight of the aircraft that a particular regional carrier may operate. A round of negotiations between the major airlines and the pilot unions started at the end of 2019 and, as of the date of this annual report, still ongoing. As a result, our opportunities for near-term growth in the U.S. regional jets market in the
76-seat
jet category may be limited. In this context and considering that the United States is the most important market for the E175 aircraft, on February 18, 2022, we announced a three-year pause on the development of the
E175-E2
jet which is expected to entry into service between 2027 and 2028.We cannot assure you that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized
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
In order to mitigate this issue, certain airlines, for example American Airlines, Jet Blue, and United Airlines, especially in the United States, have adopted internal measures, including but not limited to creating professional pilot programs and providing financing alternatives. However, any inability to recruit, train and retain qualified pilots may materially affect our customers’ operations.
As a result of the
COVID-19
pandemic, many professional pilots were
laid-off
and may choose to pursue another career. Additionally, the uncertainty related to the future development of the aviation industry, may decrease newcomers’ interest for the profession.
We are subject to stringent certification and regulatory requirements, which may adversely affect us.
Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the National Civil Aviation Agency (
Agência Nacional de Aviação Civil – ANAC
), or the Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the FAA and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of those laws will affect us. We may be required to incur significantly more costs to comply with these laws and/or to respond to these changes.
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
For certain aircraft sales contracts, we have in the past and may guarantee a portion of the financial value and the residual value for aircraft that we will deliver. Financial guarantees are provided to financing parties to support a portion of the payment obligations of purchasers of our aircraft under their financing arrangements to mitigate default-related losses. These guarantees are secured by the financed aircraft.

Residual value guarantees typically ensure that, at the exercise date, the relevant aircraft will have a residual market value equal to a percentage of the original sale price. The residual value guarantees are subject to a limitation (a “cap”). In the event of an exercise by a purchaser of its residual value guarantee, we will bear the difference, if any, between the guaranteed residual value and the market value of the aircraft at the time of exercise, limited to the cap.
As of December 31, 2021, we were not subject to any exposure with financial and residual value guarantees. In 2021,we eliminated a total exposure of US$183.3 million as of December 31, 2020 through settlement and liquidation agreements, as well as the expiration of certain guarantees provided. We made payments of US$49.5 million in financial guarantees in 2021 and had, as of December 31, 2021, accounts payable in the amount of US$18.7 million that are to be liquidated over the course of the next fiscal years (US$15.8 million in the short-term). We may grant financial guarantees in new sales orders in accordance with the financial risk management policy approved by the Board of Directors. Certain orders included in the Backlog may also offers options for financial guarantees that may be exercised by clients upon aircraft being delivered. For additional discussion to these guarantees in Note 25 to our 2021 audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital
Resources—Off-Balance
Sheet Arrangements.”
In addition, we sometimes provide
trade-in
options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. In 2021we, accepted five aircraft, with a total invoiced value of US$30.4 million, as compared to seven aircraft accepted in 2020, with a total invoiced value of US$43.4 million, for trade-in
pursuant to
trade-in
options. In 2019, we accepted 17 aircraft, with a total invoiced value of US$84.9 million, for trade-in
pursuant to
trade-in
options. The
trade-in
price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third-party appraisers. We may be required to accept trade-ins
at prices that could result in financial loss for us when we receive the aircraft.
We continuously
re-evaluate
our risk related to financial guarantees and
trade-in
obligations based on a number of factors, including the estimated future market value of our aircraft based on third-party appraisals, information on similar aircraft remarketing in the secondary market and the credit rating of the customers.
In 2021, 2020 and 2019, we maintained accounts payable, provisions and contract liabilities on financial guarantees and residual value guarantees of US$18.7 million, US$125.2 million (including accounts payable of US$34.6 million in relation to financial guarantees and residual value guarantees claimed by the counterparties in 2020) and US$140.3 million, respectively, related to exposure from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft and Embraer 170/190 aircraft acquired by and delivered to this customer. Any unexpected decrease in the market value of the aircraft covered by trade-in
rights or financial guarantees would decrease our ability to recover the amounts payable to satisfy our obligations and cause us to incur additional charges to income. If we are required to pay amounts related to the guarantees, we may not have sufficient cash or other financial resources available to do so and may need to seek financing to fund these payments. We cannot assure you that the prevailing market conditions at the time would allow us to resell or lease the underlying aircraft at its anticipated fair value or in a timely manner. Consequently, honoring our financial guarantee or trade-in
obligations could require us to make significant cash disbursements in a given year, which, in turn, would reduce our cash flow in that year.
Any decrease in Brazilian government-sponsored customer financing or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.
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
The Brazilian ECA, Brazilian Social and Economic Development Bank (
Banco Nacional de Desenvolvimento Econômico e Social
), or BNDES, together with the Brazilian National Treasury Export Guarantee Fund, offer financing and export credit insurance to our customers under terms and conditions required by the ASU. Any reduction or restriction to the Brazilian export financing program, and any increase in our customers’ financing costs for participation in this program, above those provided in the ASU’s base financial agreement, may cause the cost-competitiveness of our aircraft to decline. Other external factors may also impact our competitiveness in the market, including, but not limited to, aircraft OEMs from countries which are not signatories to the ASU agreement offering attractive financing packages, or any new government subsidies supporting any of our major competitors.
From 2005, when we first delivered EMBRAER 170/190 jet family, through 2021, approximately 29% of our Commercial Aviation deliveries was subject to official export credits. In 2020 and 2021, approximately 80% and 38%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program, in 2020, this significant percentage was due to the
COVID-19
pandemic effects. We cannot assure you that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.
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
Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. We cannot predict which policies the Brazilian government will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019, contraction again in 2020 and small growth in 2021.
The gross domestic product, or GDP, had a growth rate of 4.6% in 2021, compared to a contraction rate of 4.1% in 2020, driven by the
COVID-19
pandemic, compared to growth rates of 1.1% in 2019 and 2018, 1.3% in 2017 and contraction rates of 3.3% in 2016 and 3.5% in 2015, compared to growth rates of 0.5% in 2014, 3.0% in 2013, 1.9% in 2012, 4.0% in 2011, and 7.5% in 2010. According to the Focus bulletin dated March 25, 2022, the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 0.5% in 2022.
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
In addition, the Brazilian economy is subject to the effects of uncertainty over political developments in Brazil. In 2022, Brazil will hold elections for President, senators, federal deputies and state deputies. Electoral uncertainty could lead to high volatility in Brazilian financial markets, and uncertainty regarding political developments may have material adverse effects on the macroeconomic environment in Brazil and, consequently, on us.

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
in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (
Índice Nacional de Preços ao Consumidor Amplo
), or IPCA and Brazil’s General Price Index (
Índice Geral de Preços – Mercado
), or
IGP-M.
Inflation measured by the IPCA index was 10.1%, 4.5% and 4.3% in 2021, 2020 and 2019, respectively. Inflation measured by
IGP-M
index was 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019.
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
Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us. Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2021, 4.1% of our consolidated cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.
Exchange rate volatility may adversely affect us.
The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2019, the real
depreciated against the U.S. dollar in comparison to December 31, 2018, reaching R$4.0307 per US$1.00 as of December 31, 2019. In 2020, the
real
depreciated against the U.S. dollar in comparison to December 31, 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the
real
depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. There can be no assurance that the real
will not depreciate further against the U.S. dollar.
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

•	Approximately 13.2% of our total costs are incurred and denominated in reais .

•
Because taxes on income are largely determined and paid in
reais
based on our Brazilian tax books, the income tax expense line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real
relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real
had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2021, the deferred income tax expense would have been higher or lower by approximately US$65.8 million. For additional information on the effects of the variation of the real
against the U.S. dollar, see Notes 24 and 35 to our 2021 audited consolidated financial statements

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
Depreciations of the
real
relative to the U.S. dollar could also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs. While our functional currency is the U.S. dollar our shareholders’ equity is required under Brazilian Corporate Law to be accounted and maintained in Brazilian reais
, including amounts to be distributed to shareholders (dividends and interest on own capital). In 2021, while we had retained earnings recorded in U.S. dollars, the foreign exchange losses absorbed these earnings in Brazilian reais
, causing a loss, which restricted our ability to pay dividends. For more information, see “8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividends Policy.”
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

In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to
BB-minus
with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at
BB-minus
with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at
BB-minus
with a positive outlook. In April 2020, Standard & Poor’s maintained Brazil’s sovereign credit rating at
BB-minus
and revised the outlook on this rating to stable, which were reaffirmed in November 2021.
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
In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to
BB-negative,
citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at
BB-minus,
citing the risk of tax and economic reforms and political instability. In May 2020, Fitch changed its outlook to negative in the context of developments relating to the
COVID-19
pandemic, which was reaffirmed in May and in December 2021
As of the date of this annual report, Brazil’s sovereign credit ratings were
BB-
with a stable outlook, Ba2 with a stable outlook and
BB-
with a negative outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade. Any further downgrading in Brazil’s sovereign credit ratings or our rating may increase the perception of risk of investors and, as a result, increase the future cost of debt issuances, adversely affecting us.
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
Pursuant to CMN Resolution No. 4,373, in order for the investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank of Brazil and CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, which entitles registered foreign investors to buy and sell directly on the B3 –
Brasil, Bolsa, Balcão
, or B3. These arrangements may require additional expenses from the foreign investor. Moreover, if the representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner.

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
non-Brazilian
shareholders.
Our bylaws contain provisions that limit the rights of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Limitations on the Voting Rights of Certain Holders of Common Shares.”
Our bylaws also contain provisions that limit the right of
non-Brazilian
shareholders to exercise voting rights in respect of more than two-thirds
of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian
shareholders and limit the ability of
non-Brazilian
shareholders to effect control over us. For additional information on our voting rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Limitation on the Voting Rights of
Non-Brazilian
Shareholders.”

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
The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions and are not as highly regulated or supervised as some other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired. For additional information on the B3, see “Item 9. The Offer and Listing—C. Markets—Trading on the B3.”
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
If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais
. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais
may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and those amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not provide non-Brazilian
investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

Item 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Corporate History
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
3040-6874, and our internet address is
ri.embraer.com.br
. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.
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
In 2000, we registered with the SEC and listed our American Depositary Receipts in the New York Stock Exchange.
In 2006, we promoted a corporate restructuring process focused on simplifying our capital structure, which since then is comprised of only common shares, and we also joined a special listing segment of the B3 known as
Novo Mercado
, enhancing our corporate governance standards. Since then, we do not have a controlling shareholder or controlling shareholder group.
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
In 2011 and 2012, we made acquisitions and entered into partnerships in the Defense and Security business unit, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologia e Sistemas S.A. (which was merged into Embraer in 2021) and Visiona Tecnologia Espacial S.A.

In 2020, through our subsidiary Embraer Defesa e Segurança Participações S.A., we acquired the control acquisition of Tempest Serviços de Informática S.A. and its subsidiaries, or Tempest, the largest cybersecurity company in Brazil. For further information, see Note 13 to our audited financial statements.
On January 1, 2020, we implemented the internal
carve-out
of our Commercial Aviation business unit by means of the contribution by Embraer to Yaborã Indústria Aeronáutica S.A. (“Yaborã”) of the net assets comprising assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to our Commercial Aviation business unit, through a capital increase. On October 28, 2021, our board of directors approved a partial spin-off
of Yaborã, whereby Yaborã transferred substantially all of its assets to Embraer, effective as of January 1, 2022. The purpose of such spin-off
was for the Commercial Aviation business unit to be developed directly by Embraer after the wrongful termination of the Boeing Transaction by Boeing.
In 2021, we, through our subsidiary Eve UAM, LLC, or EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s comprehensive, practical and capital efficient urban air mobility (“UAM”) solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. Upon the closing of the transaction, Zanite will change its name to Eve Holding, Inc., or Eve Holding, and will be listed on the New York Stock Exchange.
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
E-Jets
family of commercial aircraft, the
E-Jets
E2, comprising three new aircraft, the,
E190-E2
and
E195-E2.
The
E190-E2
and the
E195-E2
entered service in April of 2018 and September of 2019, respectively. Our Commercial Aviation business unit accounted for 31.4%, 29.6% and 40.9% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively, while, on February 18, 2022, we announced the three-year pause on the development of
E175-E2
jet which is expected to entry into service between 2027 and 2028.
We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In our latest development, we introduced the new Praetor 500 midsize and Praetor 600 super-midsize business jets in 2018, during a company event in the Orlando Executive Airport. The Praetor 600 and Praetor 500 entered into service in June and in December 2019, respectively. In 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. Our Executive Aviation business unit accounted for 26.9%, 28.4% and 25.6% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively.
After the success of our primary products Bandeirante and Brasília, we entered the military aviation segment with various products for the Brazilian Armed Forces. The first of this group of products were the
EMB-312
Tucano, a basic trainer, and the
EMB-111
Banderulha, for maritime patrol, both of which have also been exported. During the 80’s Embraer and Aermacchi jointly developed the AMX, or
A-1
attack fighter-bomber aircraft, and on early 2000’s it started the production of the newest developed
A-29
Super Tucano, or Super Tucano, a light attack aircraft that entered into service in 2004 and is still under production, with more than 264 units sold to more than 16 countries. Throughout the years, we have developed several other aircraft specialized for our client’s missions, especially the
C-390
Millennium, the largest aircraft ever manufactured in Brazil, and entered the market of radars and sensors with the acquisition of Bradar in 2011, fully incorporated into Embraer in 2018.
In addition, we have invested in various companies in the defense and security industry, expanding our portfolio to offer to our customers around the globe a broad line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling, basic and advanced training and light attack and training aircraft, satellite and cyber security solutions. Through our wholly owned subsidiary Atech, we have been producing complex systems for critical missions, in the area of command and control, communications, computer intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications. With a 51% stake on Visiona Technologia Espacial S.A., we also operate on the satellite production and support services market, in partnership with relevant private and public institutions in Brazil.
In 2018, Embraer entered into the consortium Águas Azuis, with Thyssenkrupp Marine Systems, and, in 2019, this consortium was chosen as preferred supplier to build four new Tamandaré Class Frigates. In 2020, we became the majority shareholder of Tempest Security Intelligence, the largest cybersecurity company in Brazil, with local and abroad operations. Finally, in 2021, we incorporated Savis Tecnologia e Sistemas S.A., a company focused on the development and production of various land systems, including the SABER M60 and M200 VIGILANTE radars, mockups, anti-aircraft operation centers, as well as on the integration of the Brazilian Army’s Integrated Border Monitoring System – SISFRON program. In 2021, we and the Brazilian Air Force signed a MoU for cooperation in studies, design and development of a superior class and multi-capacity unmanned aerial vehicle that meets the needs of various types of missions. The development of an unmanned aircraft system with Brazilian technology offers an opportunity for the Brazilian defense industrial base and its strategic companies, promoting its development and strengthening knowledge to meet the needs of the country.
As of the date of this annual report, we continue to be the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the U.S., Europe, Asia and Latin America. Our Defense and Security business unit accounted for 14.2%, 17.3% and 10.5% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Revenues from sales to the Brazilian government accounted for 40.7%, 44.5% and 54.5% of this business unit’s revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Embraer Services and Support is a business unit focused on providing parts, flight hour solutions, maintenance, training, and engineering products and services for Embraer operators in the Commercial, Executive, Defense & Security segments. Accompanied with OGMA, Embraer’s subsidiary in Portugal, which provides agnostic services, and Embraer CAE Training Services (ECTS). With a network of over 75 owned and authorized service centers spread around the world, contact centers dedicated to each market, and a team with more than 3,500 employees overseeing support of over 4,350 Embraer Commercial, Executive and Defense aircraft as well as other OEM aircraft, engines, radars, our Services and Support business unit accounted for 27.0%, 24.4% and 22.8% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.
We also provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lockheed Martin Company, for its production of helicopters. We provide to Sikorsky the services of development and manufacture of the landing gear, fuel system and fuel tanks for the
S-92
and
H-92
Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. In addition, we developed the Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2021, we had delivered a total of 1,486 of these aircraft. Our Other Related business unit accounted for 0.6%, 0.3% and 0.2% of our revenue for the years ended December 31, 2021, 2020 and 2019 respectively.
For additional information on our business units, see Note 38 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
B. Business Overview
We are the leading manufacturer of jets with up to 150 seats in the world, based on the number of jets delivered over the last decade, and we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have developed a customer-centric technology-driven portfolio of commercial aviation products and services that allows us to build long-term relationships with our clients in the commercial aviation, executive jets and defense and security markets. We grew from a government-controlled company that developed and produced products for the Brazilian Armed Forces to a publicly held company that produces aircraft for and provides related services to commercial and executive aviation, as well as for defense and security purposes. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship.
We have weathered challenges posed by developments relating to the
COVID-19
pandemic through our near-term strategy of maintaining lean organization, updating our business plan to adapt to changing conditions, prioritizing health and safety and implementing cash preservation measures. We are in a position to embark on our long-term strategy of focusing on consistent execution of our strategic business plan and continuous efficiency programs with lean concepts, seeking partnership opportunities to drive growth, investing in innovation as a primary source of future growth and further developing our environmental, social and governance, or ESG program, reinforcing our commitment toward:

(i)	carbon reduction: we expect to reach carbon neutrality by 2040, use 100% renewable energy by 2030 and produce products to support net zero emissions aviation by 2050;

(ii)
social responsibility: we expect to reach 50% of diversity hiring in our entry level programs and 20% of women in senior leadership positions by 2025. We also aim to help more than 80% of Embraer schools’ students to be admitted to public universities; and

(iii)	corporate governance standards: we aim to maintain the highest international governance standards and robust ethics and compliance programs.
Our main market opportunities lie in direct product replacement, the development of regional aviation in select markets, including India, Brazil and Turkey, and in the growth on a global scale of the sub 150 seat segment as a result of airlines rightsizing their fleet.

For the year ended December 31, 2021, we generated revenue of US$4,197.2 million, of which approximately 7.8% was U.S. dollar denominated. Of our revenue in 2021, 31.4% was from our Commercial Aviation business unit, 26.9% was from our Executive Aviation business unit, 14.2% was from our Defense and Security business unit, 27.0% was from Services and Support business unit and 0.6% was from our Other Related business unit.
In the year ended December 31, 2021, 51.7% of our net revenue was from clients in North America, followed by clients in Europe (26.6%), Brazil (11.4%), Asia Pacific (5.0%), Latin America (0.9%) and others (4.4%). As of December 31, 2021 and December 31, 2020, we had a total firm order backlog of US$17.0 billion and US$14.4 billion, respectively.
Our Strengths
We believe that our primary strengths are:
Aircraft design and technology; cost and operating efficiency
.
We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology that reduce our customers’ operating, maintenance and training costs because of the efficient design of our parts. Within a jet family the parts share similar technology and features, which reduces our design, development and production costs and allow us to offer competitive prices to our customers. For example, the Praetor 500 and Praetor 600 jets have similar characteristics and technologies that enhance our value proposition for the midsize and super-midsize business units. Our investments in innovative technologies, such as automation design, enable us to increase operational efficiency by reducing engineering, production costs and lowering customers’ maintenance costs. For example, we have invested in cybersecurity solutions by recently acquiring Tempest and using Beacon, which is an innovative platform designed to connect the aviation maintenance system. Beacon has more than 1300 users and serves more than 190 airports and over 2,500 approved aircraft.
Leading commercial aircraft manufacturer with a global customer base.
Based on the number of aircraft delivered, we are the leading manufacturer of jets with up to 150 seats and have a strong global customer base. As of the date of this annual report, more than 180 airlines from over 90 countries use our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low-cost
carriers in the world.
Strategic risk-sharing partners.
With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of our aircraft’s systems and components with their own funds, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our research and development expenses through direct contributions of cash or materials. These strategic relationships enable us to reduce our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility in our production process.
Experienced and highly skilled workforce.
Our employees are experienced and highly skilled. As of December 31, 2021, engineers comprised approximately one-fifth
of our workforce. Our employees’ high skill and knowledge levels and our continuous training and incentive programs allow us to efficiently pursue new programs and offer high technical expertise and guidance to our customers.
Flexibility of production to meet market demands.
We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to adjust our production in response to market demand.
Funded development of defense products.
Historically, development expenditures related to defense aircraft have been funded in large part by our Defense and Security business unit customers, which mainly comprise governments. These customers have had an important role in our engineering and industrial development. In addition, we use tested civil platforms as a solution for certain defense products.

Highly skilled engineering for defense application and development of market leading products for our Defense and Security business unit.
As of December 31, 2021, we had sold more than 1,350 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. The Super Tucano and
C-390
Millennium are the main products of our Defense and Security business unit. We believe the Super Tucano is the market benchmark for its class because it combines a rugged and reliable turboprop platform with a high precision weapons delivery system. It is the only combat-proven light attack aircraft currently in production. The
C-390
Millennium is a multi-role military transport aircraft developed to become a market leader in its category. It has several functions and may be used in adverse situations, such as firefighting and air refueling, on the
KC-390
Millennium version. The
C-390
Millennium has flexibility, strength, mobility, easy maintenance and new technology. Our workforce is highly capable of understanding our customers’ operational needs and their requirements regarding our defense products and services portfolio. Our team offers flexible and lower lifecycle cost products with global applications to our customers. We also have a strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art
defense and space solutions with reduced cycles.
Business Strategies
With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:
Market our commercial aircraft
. We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2021, we had more than 350 units in the ERJ family and approximately 1,260 units in the 170/190 jet family and around 41 units in the E2 generation in active service, according to Cirium. As of December 31, 2021, 50 units of E190/E195 E2 had been delivered to customers worldwide. In February 2022, we announced three-year pause in its
E175-E2
jet development program. For more information, see “—Products”. We believe there are market opportunities for the 170/190 jet family and for the E2 generation, especially for airlines seeking to expand their fleet in the mid-density
segment and substitute aging aircraft in the
below-150
seat category. Additionally, commercial jets will have opportunities with mainline and low-cost
carriers that are right sizing their fleets to adjust capacity and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.
Maintain the market leadership of our commercial jets up to 150 seats
. Our new generation of commercial aircraft, the
E-Jet
E2, reinforces our commitment to maintain our market leadership in the segment of commercial jets up to 150 seats. Our commercial aircraft have state-of-the-art
engines, aerodynamically advanced wings, full
fly-by-wire
flight controls and improvements to other systems, which increase efficiency by reducing fuel consumption, maintenance costs, emissions and external noise significantly.
Develop innovative and sustainable solutions
. To further nurture the future of regional air mobility while also complying with industry-wide sustainable goals, we have announced the Energia Family of aircraft concepts. These four innovative concepts, destined to the 9 to 50 seats market, we believe it will allow the company to further study, explore, and potentially commercialize the cutting-edge technologies that will define the industry of tomorrow through advanced designs and new propulsion systems, while also fostering discussions related to airport infrastructures, passenger convenience, and seamless journeys opportunities.
Strengthen our position in the executive aviation market
. We believe we are well positioned to grow in the small and medium cabin jet classes. We have streamlined our portfolio to feature the Phenom 100EV, an entry-level jet, the Phenom 300E, a light jet, and the Praetor 500 and Praetor 600, midsize and super-midsize jets, respectively. This renewed portfolio is industry-leading in performance, comfort and technology. We are committed to understanding and responding to market and customer needs and continuously improving our product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2021, the Phenom 300E was the most delivered light jet for the tenth consecutive year and the most delivered twinjet in whole executive jets industry.

Provide complete and integrated solutions to the customers of our Defense and Security business unit
. In our Defense and Security business unit, we offer a broad range of solutions covering air, land, sea, space and cyber security environments. We are constantly evaluating, developing and efficiently integrating new opportunities to meet our clients’ needs.
Continue to pursue market niche opportunities in the defense and space market
. We offer solutions for transportation, light attack, training, intelligence, surveillance, reconnaissance and cybersecurity solutions, among others. With our products, we provide enhanced capabilities through a defense-integrated portfolio that meets the needs of a wide range of governments’ military needs. This is only possible due to our culture of continuously pursuing market opportunities with our existing and potential customers with whom we work to develop innovative and personalized solutions throughout time.
Expanding our international sales, while continuing our partnership with the Brazilian Armed Forces in our Defense and Security segment
.
Historically, the Brazilian Armed Forces have been our key partner on the development and purchase of aircraft and ground systems. During this period, we have achieved a state-of-art
engineering, operations capability and supply chain management knowledge, that allows us to not only continue addressing the needs of our Brazilian customers, but also of international customers, providing them with personalized solutions. We are fully committed to expand our international sales, while consolidating our position as a key partner of the Brazilian Armed Forces.
Focus on customer satisfaction through our established and respected services and support
. We believe that our focus on customer satisfaction is essential to our entrepreneurial success and our business strategy. Our high-quality customer service and support is key to our customer focus, as it allows us to maintain long-term relationships with our customers and increase the competitiveness of our products. As the number of our aircraft in operation continues to grow and our business expands, we have increased our commitment to provide quality after-sale support to our customers, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers may rely on authorized third-party maintenance service centers around the world to comply with their maintenance needs.
Motivate our employees and improve our production processes and managerial practices
. We constantly seek to exceed our customers’ expectations. To achieve this goal, we commit to efficient production processes and best managerial practices. The success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years. We strive to motivate our employees and refine our production processes. We implement and develop corporate programs, including our Embraer Enterprise Excellence Program, or P3E, based on lean manufacturing philosophy, which consists of reducing production and response times from suppliers to customers.
Focus on customer satisfaction through our established and respected services and support
. We believe that our focus on customer satisfaction is essential to our entrepreneurial success and our business strategy. Our high-quality customer service and support is key to our customer focus, as it allows us to maintain long-term relationships with our customers and increase the competitiveness of our products. As the number of our aircraft in operation continues to grow and our business expands, we have increased our commitment to provide quality after-sale support to our customers, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage several service centers, strategically located in various parts of the world. In addition, our customers may rely on authorized third-party maintenance service centers around the world to comply with their maintenance needs.
Motivate our employees and improve our production processes and managerial practices
. We constantly seek to exceed our customers’ expectations. To achieve this goal, we commit to efficient production processes and best managerial practices. The success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years. We strive to motivate our employees and refine our production processes. We implement and develop corporate programs, including our Embraer Enterprise Excellence Program, or P3E, based on lean manufacturing philosophy, which consists of reducing production and response times from suppliers to customers.

Commercial Aviation Business Unit
We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation business unit accounted for 31.4%, 29.6% and 40.9% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. On December 31, 2021, our firm orders in backlog for our commercial aviation aircraft totaled US$9.0 billion as compared to US$7.6 billion on December 31, 2020.
Products
ERJ Jet Family
We developed the ERJ family, our
37-50-passenger
twin
jet-powered
regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered
aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of December 31, 2021, over 360 ERJ aircraft remained in service around the world.
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
The EMBRAER 170/190 jet family’s principal features are:

•
Performance
. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach .82. The EMBRAER 170 and the EMBRAER 175 with all passengers on board have maximum ranges of 1,800 and 1,750 nautical miles, respectively, and each is available in the advanced-range version, with maximum ranges of 2,150 and 2,250 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 with all passengers on board have maximum ranges of 1,850 and 1,600 nautical miles, respectively, and each is available in the advanced-range version with maximum ranges of 2,450 and 2,300 nautical miles, respectively.

•	Ground servicing . The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.

•
Cabin and cargo space
. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom, and a larger baggage compartment than the regional jets of our competitors, including those regional jets that are in the development stage.

As of December 31, 2021, the EMBRAER 170/190 jet family has 150 orders in backlog and more than 1,600 aircraft have already been delivered to customers worldwide
E-Jets
E2Family
In June 2013, we launched the second generation of our
E-Jets
family of commercial aircraft, named the
E-Jets
E2, comprising three new aircraft, the
E175-E2,
E190-E2,
and
E195-E2.
The
E190-E2
and
E195-E2
entered service in April of 2018 and September of 2019, respectively.
The launch of the E2 advances our vision of offering leading-edge commercial aircraft with a capacity for 70 to 150 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost
and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of an updated platform and commonality with current generation
E-Jets.
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
E-Jets
E2 family, an
E190-E2,
at our factory in São José dos Campos.
In November 2015, the Pratt &Whitney PW1900G PurePower
®
Geared Turbofan
™
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
E-Jets
E2 family of commercial aircraft. The recipients were

AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras S.A., or Azul, which is the global launch operator for the
E195-E2.
On December 12, 2019, the Embraer
E175-E2
made its inaugural flight from our facility in São José dos Campos. We believe in the
E175-E2
market potential, being the most efficient and comfortable commercial aircraft in the market for the
76-seat
category, whether to substitute the
E175-E1
or to enhance the regional air mobility through new markets. Nevertheless, we intend to keep offering the
E175-E1
with all the improvements made to the platform throughout the years of operation and feedback of our customers. If further developments are made into the scope clause, the
E175-E2
will be the right and quickly ready product for the future, due to its optimized fuel consumption, maintenance cost, level of emissions and noise metrics.
As of December 31, 2021, the
E-Jets
E2 have 175 orders in backlog and 50 aircraft have already been delivered to customers worldwide. Operators include airlines in various regions, such as Azul Linhas Aéreas (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Air Kiribati (Asia Pacific), Bevalia (CIS), Air Peace (Africa) and Congo Airways (Africa).
On February 18, 2022, we announced a three-year pause on the development of the
E175-E2
jet which is expected to entry into service between 2027 and 2028. Although US mainlines’ scope clauses are not expected to change in the next three years, we will keep monitoring discussions with the pilot unions regarding the maximum take-off
weight (MTOW) limitation for aircraft with up to 76 seats, together with current global market conditions for commercial aviation and the continuing interest in the current E175 jet in the US market. Until then, the current generation E175 jet will continue to be the best solution available to this market segment.
On March 7, 2022, we announced the launch of the E190F and E195F Passenger to Freight Conversions (P2F), designed to meet the changing demands of
e-commerce
and modern trade that require fast deliveries and decentralized operations. The full freighter conversion is available for all pre-owned
E190 and E195 aircraft, with entry into service expected in early 2024.
Customers
We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost
and mainline airlines in the world. As of December 31, 2021, our largest
E-Jet
customers by number of aircraft in service were SkyWest, Republic, Envoy Air, Mesa, JetBlue, KLM Cityhopper, Azul, Aeromexico,
J-Air,
S7 Airlines and Horizon Air. In addition, as of December 31, 2021, 85% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic Airlines and Skywest. Moreover, our
E-Jets
E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, AirPeace, Porter, and Azorra which represent approximately 95% of our
E-Jets
E2 family orders.
We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula. Our contracts generally include an option for our customers to purchase additional aircraft at a fixed-price option, subject to the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. In addition, some of our contracts contain cancellation provisions and trade-in
options and financial and residual value guarantees. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in
options that may require us to make significant cash disbursements” for a more detailed discussion of these provisions.
Sales and Marketing
Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning, and airline analysis. In terms of direct marketing to our customers, we rely on relationship development, social media, and professional network. In 2021, as a way to keep our customers informed and enhance awareness and brand recognition, we were able to participate in person at air shows and events, while keeping webinars and other online forums for events which still had restrictions due to the pandemic. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, Holland; Fort Lauderdale, Florida, United States; Beijing, China; and Singapore.
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
Competition
We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing, and other resources than we do.
We currently face the strongest competition from the following aircraft:

•	A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	ARJ21, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;

•	SSJ100, a 103-seat regional jet produced by JSC Sukhoi Company;

•	SpaceJet (former MRJ), a 76 to 88-seat jet under development by Mitsubishi Aircraft Corporation, which had its development suspended;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, formerly produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);

•	Dash 8-400 (former Q-400) a 72-seat turboprop program from Bombardier acquired by Havilland Canada which belongs to Viking Air;

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft.

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
companies,
high-net-worth
individuals and flight academies, including independent, commercial airline and military flight academies. Our Executive Aviation business unit accounted for 26.9%, 28.4% and 25.6% of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. On December 31, 2021, our firm orders in backlog for our executive jets totaled US$2.9 billion as compared to US$1.2 billion on December 31, 2020.
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
In August 2020, we announced the Phenom 300MED, a unique medical evacuation (MEDEVAC) transportation solution suitable to Phenom 300 model series, which is also available for retrofit, through a partnership with the companies umlaut and Aerolite AG (Aerolite). Embraer and umlaut are jointly developing and certifying a new supplemental type certificate (STC) utilizing Aerolite equipment. Designed as an ideal solution for both civil and government applications, the MEDEVAC solution will be installed exclusively by Embraer’s award-winning Services and Support organization, ensuring the highest quality, reliability, and service experience, direct from the manufacturer.
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
In April 2008, we formally launched two new programs in the medium cabin category, the medium cabin Legacy 450 jet, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the medium cabin Legacy 500 jet, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 450/500 medium cabin jets were positioned in our executive jets’ portfolio between the Phenom 300E and the Legacy 650. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range in 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the best-in-class
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
In December 2021, our executive jets fleet was composed by approximately 1,500 jets in approximately 60 countries and operated by more than 950 customers.
Competition
Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Bombardier, Honda and Pilatus. In the medium cabin category, the Praetor 600 compete with Textron, Bombardier, Dassault and Gulfstream aircraft, while the Praetor 500 compete largely with aircraft produced by Bombardier and Textron.

Continuing Internationalization
In October 2014, we announced the opening of our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our campus at Melbourne International Airport. The new complex consists of four new buildings: a delivery center, an assembly hangar, a paint facility and a flight preparation facility, which are operational, as well as a new dedicated delivery center that began operations in the first half of 2018. As of December 31, 2021, our Melbourne campus had a constructed area of approximately 470,000 square feet.
Defense and Security Business Unit
We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training, light attack aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and command, control, communications, computer, intelligence, surveillance and reconnaissance systems and border surveillance and security, and cybersecurity. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistical Support programs. Using our commercial platforms and executive jets, we also offer a comprehensive range of aircraft dedicated to transportation of authorities, medical evacuation and general transportation missions for the defense and security market.
As of December 31, 2021, we had sold more than 1,350 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our Defense and Security business unit accounted for 14.2%, 17.3% and 10.5% of our total revenue for the years ended December 31, 2021, 2020 and 2019 respectively. As of December 31, 2021, our firm orders in backlog for our Defense and Security business unit were US$ 2.7 billion, reflecting the effect of our negotiation process with the Brazilian Air Force in order to reduce from 28 to 22 in the total number of KC390 Millennium aircraft to be delivered until 2034 under the terms of the agreements entered into with the Brazilian Air Force.
Products
Military Transport –
C-390
Millennium
Our multi-mission aircraft
C-390
Millennium maintained its features for civilian use (as certified by ANAC) and military use (as certified by the Department of Aeronautical Science and Technology – DCTA, and the Industrial Development and Coordination Institute – IFI) after its rebranding in 2019.
The
C-390
Millennium is a multi-role military transport aircraft developed to set higher standards in its class. The
C-390
Millennium is efficient for cargo and troop transport, aerial resupply and humanitarian missions, among other uses, as well as for uses in adverse situations, evacuations, firefighting and air refueling (on the
KC-390
Millennium version). Designed with modern engineering solutions, this new aircraft is an innovation in military transport aviation. The
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
In 2020, Embraer delivered the third and fourth
KC-390
Millennium multi-mission transport aircraft to Brazilian Air Force. Since the beginning of the
COVID-19
pandemic, Brazilian Air Force has operated the
KC-390
in logistics transport operations, carrying essential supplies to combat the pandemic in Brazil. In addition, in November 2020, we entered into an export contract with the Hungarian government for the acquisition of two aircraft in its
KC-390
Millennium version, with the capacity to carry out
in-flight
refueling missions.

During 2021, the Brazilian Area Force had four
KC-390
Millennium multimission transport aircraft operating in logistics transport operations. The development of the version of the
KC-390
Millennium, destined for Portugal, advanced as expected, and the version of the
KC-390
Millennium intended for Hungary also showed significant progress in its development.
On November 12, 2021, the Brazilian Air Force publicly announced its decision to unilaterally reduce the total value of the
KC-390
Millennium aircraft agreement in 25%, as permitted by the applicable law. On February 9, 2022, we reached an agreement in relation to
KC-390
Millennium aircraft order, pursuant to which the total number of aircraft to be acquired by the Brazilian Air Force was reduced from 28 to 22, with deliveries scheduled until 2034. This reduction generated, in 2021, a reduction in our backlog of US$525.6 million and an impact of US$40.9 million on our net revenue, with no immediate effect on our cash account. For further information, see note 1.1.1 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Light Attack and Training – Super Tucano
The Super Tucano is an aircraft equipped for counter-insurgency scenarios, containing integrated sensors, datalink, cockpit protection and multiple weapons configurations. We believe that Super Tucano is the market benchmark in its class, as it combines a rugged and reliable turboprop platform with a delivery system of high-precision weapons. It is the only combat-proven light attack aircraft currently under production. The Super Tucano is also a full-fledged advanced trainer due to its handling features, low operational cost and state-of-the-art
avionics systems. Since its entry into service, in 2004, a total of 264 units have been sold to 16 different countries by year-end
2021.
We have been acting as a subcontractor for the United States Government (“USG”) and have delivered to Sierra Nevada Corporation (“SNC”), USG prime contractor, 47 Super Tucano aircraft to different countries. In 2021, we delivered nine aircraft to SNC, three of them for the AFSOC (Air Force Special Operations Command) Program of the United States Air Force, and six through the Foreign Military Sales program to the Nigeria Air Force Program. In addition, through our Gavião Peixoto unit, we delivered other five aircraft to an undisclosed customer together with advanced training systems, mission planning and debriefing stations, optional equipment and logistics package.
Fighter
–F-39
Gripen Program
In July 2014, we entered into an agreement with Saab AB (Saab) to collaborate in a joint management program for the
F-X2
Project, currently called
F-39
Gripen Program, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, as well as undertook an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and the two-seat
version of the
state-of-the-art
Gripen NG aircraft for the Brazilian Air Force.
In 2020, we received the first Brazilian Gripen E at our unit in Gavião Peixoto, marking the beginning of the test program in Brazil at the Gripen Flight Test Center (GFTC) operations center at this same unit, fully integrated with Saab in Sweden.
In 2021, we executed several development milestones of the
F-39
Gripen Program, including the first supersonic flight and the “Water Spray” test, which has the purpose of assessing any possible damages to engines resulting from landings in wet soil.

Special Transport Aircraft
We have one ongoing program under an agreement to develop special transport aircraft, entered into with Aerodata AG for the sale of a Praetor 600 jet to be converted into an aircraft to fulfill a variety of different in-flight
inspection missions.
Modernization Programs
We offer military aircraft modernization services and currently have three ongoing programs under contract, of which two are with the Brazilian Air Force and one with the Brazilian Navy.
The
A-1M
modernization program focuses on modernizing the
AM-X
aircraft, which is an aircraft developed and sold by Embraer to the Brazilian Air Force approximately 20 years ago and became technologically outdated overtime. From 2013 through 2021, we delivered 11 modernized aircraft and the development of this program was completed with the Verification Plan by the Brazilian Air Force in 2021.
The other program entered into between us and the Brazilian Air Force relates to the modernization of five
E-99M
Early Warning and Control aircraft. This related agreement also provides for six mission planning and analysis stations, which will be employed for training and crew improvement. In 2020, the first two units were delivered to the Brazilian Air Force and, in 2021, an additional aircraft was delivered to the Brazilian Air Force.
The modernization program with the Brazilian Navy is the upgrade of
A-4
Skyhawk fighter jets
(AF-1
Brazilian Navy Designation) , with the purpose of incorporating new technology, including new avionics, radar, power generation and independent oxygen generating systems. By 2021, five out of seven modernized
AF-1
(AF-1B)
fighter jets were delivered to the Brazilian Navy.
Radars Programs
We also develop and produce various ground systems, including the SABER M60 and M200 VIGILANTE radars.
In 2020, Embraer signed a contract with the Brazilian Army for the acquisition of two radars SABER M60 radars. The deliveries are expected by second quarter of 2022. In 2021, with the incorporation of SAVIS, we continued to implement the current Brazilian Army’s Integrated Border Monitoring System (SISFRON) program.
The SABER Radar M200 VIGILANTE was also presented to the market as a result of the joint development of radars for the Brazilian Army, developed to serve its anti-aircraft defense units, also aiming to increase our product portfolio and export integrated defense systems.
Principal Defense and Security Subsidiaries and Joint Ventures
Savis Tecnologia e Sistemas S.A.
In 2021, we incorporated Savis Tecnologia e Sistemas S.A., or Savis, an engineering company dedicated to system integration, and specializes in the development, integration, project management, implementation and life cycle support of border protection projects and of strategic defense structures. SAVIS was the leading company of the Tepro Consortium, responsible for implementing the pilot phase of the Brazilian Army’s Integrated Border Monitoring System (SISFRON) program.
The incorporation decision aimed to increase operational efficiencies and strengthen our product portfolio in the ground systems segment. Therefore, we continued the implementation of the current SISFRON program, surpassing 90% of execution in 2021 and delivering important additional capabilities to the Brazilian Army. The procedures for contracting the continuity of the program implementation with phase 2 are advanced, and we expect this contract to be signed still in 2022.

Within our radar portfolio, the presentation of the SABER M200 VIGILANTE radar to the market in December 2021,stands out. As a result of the joint development of radars for the Brazilian Army, the radar was developed to serve the country’s anti-aircraft defense units, also aiming to increase our product portfolio and export integrated defense systems.
Atech
Since 2013, Atech has worked in many strategic projects for the Brazilian Government, including a nuclear-electric generation laboratory (LABGENE) program, with the purpose of developing a protection and control system for the nuclear reactor and the Brazilian air defense systems. It is also responsible for the development, implementation and modernization of the Brazilian air traffic control centers.
In 2021, Atech has satisfactorily begun the implementation phase of the LABGENE Program and completed several relevant deployments with respect to its various products and services, including the completion of important milestones related to the
F-X2
Project and
Programa de Fragatas Classe Tamandaré
. Also, in 2021, Atech received the
Pro-Ethics
Seal promoted by CGU and the Ethos Institute and was considered, for the third consecutive year, as a great company to work for the GPTW institute.
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
In 2021, Visiona completed the design review of the soil segment of the nanosatellite
VCUB-1.
Visiona also entered into an SGDC ground equipment warranty extension agreement reinforcing the company’s important role in the program. Finally, it also entered into an agreement for the development of the Integrated Monitoring System for agricultural production in the State of Maranhão, as a result of the technological collaboration with Brazilian Agricultural Research Corporation (EMBRAPA).
Tempest Security Intelligence
Founded in 2000, Tempest Security Intelligence, or Tempest, is the largest cybersecurity company in Brazil, providing complete solutions for business protection in the digital world. With more than 450 professionals and offices in Recife, São Paulo and London, Tempest has ensured the protection of more than more than 500 companies of all sizes and industries providing a portfolio with more than 70 solutions involving consulting, digital identity, managed security and integration services.
In 2020, we became the majority shareholder of Tempest, which in 2021 broke revenue records, registering a 40% growth compared to 2020. This growth was backed by a solid backlog of cybersecurity products and services, expanding its base to more than 300 customers throughout the year. Important factors that contributed to this growth were the launch of the Intelligence Driven Security Operations Center, and the record of transactions recorded by AllowMe, a Tempest business unit specialized in identity protection, of 223 million transactions in 2021, an increase of 242% compared to the previous year
~~.~~
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
Services and Support Business Unit
Embraer Services and Support is a business unit focused on providing parts, flight hour solutions, maintenance, training, and engineering products and services for Embraer operators in the Commercial, Executive, Defense & Security segments. Accompanied with OGMA, Embraer’s subsidiary in Portugal, which provides agnostic services, and Embraer CAE Training Services (ECTS). With a network of over 75 owned and authorized service centers spread around the world, contact centers dedicated to each market, and a team with more than 3,500 employees overseeing support of over 4,350 Embraer Commercial, Executive and Defense aircraft as well as other original equipment manufacturers, or OEMs, aircraft, engines and radars.
On December 20, 2016, we announced the creation of Embraer Services and Support, a business unit focused on services and customer support, which brings together capabilities that were previously allocated to each business unit and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources. This represented an opportunity to obtain greater operational efficiency and recurring revenues. During 2017, the new business unit of Embraer Services and Support consolidated the services and customer support processes previously allocated to each of our business units to identify synergies and quantify our expertise in our Commercial Aviation, Executive Aviation and Defense and Security business units regarding services and support. Since the first quarter of 2018, we have reported the Services and Support business unit as a separate segment in our financial statements. For further information, see Note 38 to our consolidated financial statements as of and for the year ended December 31, 2021. Our Services and Support business unit accounted for 27.0%, 24.4% and 22.8% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.
Commercial Aviation Industry
We are working on further developing our portfolio of services for our Commercial Aviation customers, which comprises the following areas:

•	field support, which provides convenient, accessible, on-site or remote assistance for all operational and technical issues in order to maximize customer performance;

•	technical support, which serves technical needs through analytics, engineering expertise, and real-time fleet monitoring;

•	flight operations, which supports the efficiency and safety of airline operations through tailored solutions, consulting, supervision and training resources;

•	aircraft modification, which provides execution and coordination of system upgrades for improved fleet performance and cabin modifications for enhanced onboard amenities;

•	materials, which ensures parts availability and materials management for both scheduled and unscheduled maintenance;

•	maintenance, which provides optimized maintenance solutions based on best practices for efficiency and safety;

•	training, which prepares flight crew, maintenance technicians and operations personnel for the highest levels of competence; and

•	digital solutions, which deploys the internet as the core communication channel for 24 hours a day, seven days a week collaboration and information exchange.
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
All regions mentioned above have the following infrastructure:

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
We own and operate MRO facilities in Nashville, La Vergne, and Macon, United States, where we have Embraer Aircraft Maintenance Services, a dedicated service center for commercial aviation, and through Indústria Aeronáutica de Portugal S.A, or OGMA, an Embraer subsidiary in Alverca, Portugal and Embraer Service Center in Gavião Peixoto, state of São Paulo, Brazil, we offer dedicated maintenance services to both commercial and defense customers.
The Embraer MRO Network that supports our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2021, these centers are:

•	STAECO, in Jinan, China;

•	HNA Technik, in Tianjin, China;

•	SIA Engineering Company, in Angeles City, Philippines;

•	LOT AMS, Warszawa, Poland;

•	Aspire in Lanseria, South Africa; and

•	Kenya Airways, in Embakasi, Kenya.
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

Executive Aviation Industry
Our executive jets customer fleet has expanded globally and has a strong presence in major markets. We expect to continue enhancing customer services and support offered to our Executive Aviation business unit. Between 2008 and 2010, we added seven wholly owned service centers to support our executive and defense aircraft in Fort Lauderdale, Florida, United States: Melbourne, Florida, United States; Mesa, Arizona, United States; Bradley, Connecticut, United States; Le Bourget, France; Gavião Peixoto and Sorocaba, São Paulo, Brazil. In 2021, our facility in Bradley, Connecticut ceased its operations, so in the end of the year we had six service centers to support our executive and defense jets fleet; including OGMA in Lisbon, Portugal, and 68 authorized service centers around the world. In addition, in order to ensure customer satisfaction, we implemented a new spare parts system and planning policy to generate synergies among business units. Our new planning policy will further enhance stock optimization and service levels, offering customers a high availability for our spare parts items.
We have further developed our customer services and support structure to enhance our customers’ satisfaction in operating our Executive Aviation business unit. To measure our customers’ satisfaction, we implemented the Customer Experience project, which is a marketing tool to measure customer satisfaction based on the customer’s experience. The score under this project allows us to be more responsive on developing initiatives based on customers feedback and well as predict their needs. Our Customer Support Contact Center has a team of specialists dedicated to support all Embraer Executive Aviation and offers complete and timely assistance for their operational, technical and maintenance needs. This Customer Support Contact Center operates 24 hours a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to final completion, by quickly and efficiently applying appropriate resources to critical needs, assuring that customers have expert assistance anywhere in the world.
Since 2014, our product support has been top ranked in industry surveys. In 2016, for the first time we were number one in both the AIN and Pro Pilot Product Support Surveys. In 2017, AIN ranked us first for product support. In 2018, we were ranked number one in the Pro Pilot Product Support Survey and number two in AIN’s Product Support Survey. In 2020, we were top ranked in Pro Pilot’s Product Support Survey 2020, in all categories of the survey. In 2021, we were ranked third place in the AIN’s Product Support Survey with Phenom, Legacy, Praetor, and Lineage jets. In Pro Pilots Product Support Survey, we were ranked first for the second consecutive year. We were ranked first in our cost of parts, tech manuals, tech reps, and service satisfaction categories.

In 2020, our four service centers in the United States received for the tenth time the FAA Diamond award, a certificate of excellence related to maintenance technician training. In 2021, all of our services centers in the United States received the FAA Diamond Award for the eleventh time.
In 2021, The Embraer Service Center has been certified as Collins Upholstery Completion Center, granting its MRO certified refurbishments and redesigns for Collins’. The company also expanded its service network providers with Pro Star Aviation in the USA and EXECUJET MRO SERVICES, in New Zealand. In 2021, the volume of aftermarket airplane transactions for executive jets services continued to create opportunities for market share growth in the Embraer Executive Care (EEC), a fixed monthly fee where customers benefit from known costs for all routine maintenance items. The program, that celebrated 15 years of creation in 2021, has also shown contract renewals in the expected target, a solid performance in new delivered aircraft, and late enrollment reassuring the quality of the service provided by it. Business jets operators also had the opportunity to participate in the digital format conference to discuss topics regarding the family of aircraft.
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
These MRO service centers are adapting their capabilities for purposes of providing
C-390
Millennium maintenance services.

In 2021, Embraer Defense & Security had remarkable success with engineering services, trainings, spare parts and contract renewals with several customers worldwide. The
EMB-314
A-29
Super Tucano Integrated Support Contract availability has reached its best historical performance. Six new of the light attack aircraft were delivered by Sierra Nevada, ferried flown from its headquarters in Jacksonville, to the Nigerian Air Force and have officially entered in service. With the delivery, a three-year Sustainment Engineering Contract was signed for the Nigerian new fleet. Also signed was a one-year
Maintenance Technicians Contract with the Chilean Air Force. New signings also included a four-year Integrated Support Contract for Panama’s Presidential Legacy 600. The Q3 also has seen the signing with the Indian Air Force of a
192-month
maintenance for four of its
EMB-145
Airborne Early Warning and Control (AEW&C) aircraft. In Brazil, the Federal Police has chosen Embraer for pilots and cabin crew training.
OGMA
OGMA, an Embraer subsidiary located in Alverca, Portugal, combines the accumulated know-how
as an aircraft manufacturer and maintenance service provider. It offers worldwide MRO services, for defense, commercial and executive aviation as well for aircraft engines and components. Furthermore, OGMA plays an important role as a major aerostructures supplier of integrated solutions to OEMs and first tier suppliers. OGMA delivers assemblies and sub-assemblies
of both metallic and composite materials. Embraer owns 65% of the voting capital of OGMA and the Portuguese State owns the remaining 35%.
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
In 2020, OGMA entered into 12 new contracts to provide MRO services to defense and security and commercial aviation segments, and repair of maintenance components, such as those related to hydraulic, pneumatic, fuel, electrical and avionics systems. Still in 2020, OGMA became a new authorized maintenance center for Pratt & Whitney engines, as a result of a project developed by OGMA, with the support of Embraer, over the prior 12 months, allowing the expansion of its scope of services in the area of engine maintenance, and marking the entry of Pratt & Whitney maintenance, repair and overhaul in Portugal
In 2021, OGMA had major achievements such as: Pratt & Whitney signed agreement for PW GTF Engines, the Rolls-Royce AE 2100 Program: Delivery of the 1st Nacelle within the contracted TAT, and an agreement for OGMA Aeronautical Academy. Also, featured in Aerospace & Defense Review, OGMA has been ranked as “Top 10 MRO Service Companies in Europe 2021.” In Q3, the Company has delivered various products to different customers, such as
P-3
to the Portuguese Air Force,
C-130
to the Brazilian Air Force, and deliveries of
EMB-145.
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
and
H-92
Helibus helicopters. We also act as a risk-sharing partner for Sikorsky. We also have Ipanema in our Other Related business unit pipeline, which is a crop duster aircraft developed pursuant to the specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. As of December 31, 2021, we have delivered a total of 1,486 of these aircraft, including 42 in 2021.
Our Other Related business unit accounted for 0.6%, 0.3% and 0.2% of our revenue for the years ended December 31, 2021, 2020 and 2019 respectively.
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
In 2021, despite the
COVID-19
pandemic scenario, which had an adverse impact on the aviation industry, Embraer Netherlands successfully sold and delivered three aircraft, for a total amount of US$8.6 million as compared to two aircraft sold in 2020, for a total amount of US$6.5 million, and 13 aircraft sold in 2018, for a total amount of US$34.4 million. Since ECC was established in 2002 through December 31, 2021, this business unit handled 266 aircraft, of which one are available or under sale negotiations.
We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets mainly in the 70 to
150-seat
category.
Markets
The following table sets forth our revenues by line of business and geographic region of end users for the periods indicated:

	Year ended December 31, (1)
	2021	2020	2019	2018	2017
	(in US$ millions)
Commercial Aviation
North America	687.6	858.4	1,399.8	1,449.4	1,795.5
Latin America (except Brazil)		0.4	17.0	11.9	0.5
Asia Pacific	3.3	4.8	256.9	324.1	670.3
Brazil	1.8	3.0	0.7	0.2	0.9
Europe	494.5	215.4	508.2	519.1	200.1
Others	129.2	32.4	51.8	53.6	104.1

Total	1,316.4	1,114.4	2,234.4	2,358.3	2,771.4

Executive Aviation
North America	807.2	1,054.4	1,181.6	936.7	1,006.8
Latin America (except Brazil)	4.1	—	21.6	22.5	0.6
Asia Pacific	27.6	—	20.3	1.6	94.1
Brazil	62.1	—	54.7	16.1	17.1
Europe	229.1	17. 1	118.8	127.4	161.7

Total	1,130.1	1,071.5	1,397.0	1,104.3	1,280.3

Defense and Security
North America	58.1	108.8	66.5	66.6	93.3

	Year ended December 31, (1)
	2021	2020	2019	2018	2017
	(in US$ millions)
Latin America (except Brazil)	3.0	49.2	2.7	66.0	5.4
Asia Pacific	80.8	81.6	1.8	1.0	13.7
Brazil	285.8	297.6	431.8	259.5	587.1
Europe	158.7	108.4	39.0	56.7	133.5
Others	8.0	8.3	34.5	10.3	20.7

Total	594.4	653.9	576.3	460.1	853.7

Services and Support
North America	614.0	509.7	697.0	501.3	421.00
Latin America (except Brazil)	30.7	26.4	35.1	50.1	45.1
Asia Pacific	97.9	75.2	98.0	105.1	81.4
Brazil	106.1	72.3	107.6	156.1	133.3
Europe	234.4	203.1	257.7	262.9	196.3
Others	49.1	33.3	50.3	57.3	45.1

Total	1,132.2	920.0	1,245.7	1,132.8	922.2

Other Related businesses
North America	1.3	1.2	0.7	5.0	21.3
Brazil	22.8	10.1	8.5	10.6	10.5
Europe	—	—	—	—	—

Total	24.1	11.3	9.2	15.6	31.8

Suppliers and Components; Risk-Sharing Arrangements
We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2021, 75% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense and Security business units consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense and Security business units. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. Our risk-sharing partners, therefore, must invest their own money in development and share the risk and success of our products with us.
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
We have suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which we are subject. Although there is no immediate concern over the availability of titanium in our supply chain, considering our strong current inventory position and the existing alternative sources in other countries, we will continue to monitor our supply chain in order to identify any potential constraints. For additional information on our relationship with our suppliers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—We work with a limited number of key suppliers.”

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
When the
E-Jets
were launched, they were one of the most advanced aircraft in operation. The fly-by-wire
system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 29% market share of the deliveries in the up to 150 seats jet segment from 2004 to 2021. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.
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
E-Jets
is a key driver in the design of the
E-Jets
E2, in order to enable a smooth transition for the
E-Jets
pilots. Honeywell’s Primus Epic
™
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
On November 11, 2021, our board of directors approved the sale of the equity interest of two subsidiaries of Embraer, namely, Embraer Portugal Estruturas Metálicas S.A., or EEM, and Embraer Portual Estruturas em Compósitos S.A., or EEC, to Aernnova Aerospace, SAU, or Aernnova. EEM and EEC are responsible for operating our two facilities in Évora, Portugal, which are used for the manufacture and assembly of metallic components and composite material components. The transaction is valued at US$172.0 million and is subject to customary conditions precedent. The binding agreement for the sale was entered into on January 11, 2022 is expected to close in 2022.
Pursuant to the agreement, Embraer and Aernnova formed a strategic partnership for Embraer’s industrial units in Évora, Portugal, aiming at increasing the production of the intelligence centers, whose operation is important for the current and future products of Embraer. Under the terms of the partnership, Aernnova will conduct the operation of the industrial plants in Évora and secure current production packages for Embraer aircraft. The strategic partnership between Embraer and Aernnova will strengthen Embraer’s optimization plan and will maximize the use of our facilities and profitability. The industrial capacity at the industrial plants will also allow Aernnova, in partnership with Embraer, to further expand the plants’ current activities with new contracts either from Embraer or other aircraft manufacturers.
As the transaction was deemed to be highly probable under IFRS 5, the related assets and liabilities involved were classified and measured as held for sale since November 11, 2021, which generated impairment of US$50.1 million. For more information, see note 1.1.3 of our 2021 consolidated financial statements included elsewhere in this annual report.
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
Defense and Security
With respect to our Defense and Security business unit, we established partnerships with various entities for the supply of parts. One example is our partnership with ELTA Systems, a subsidiary of the Israel Aerospace Industries (IAI), announced in 2019 for the launch of the P600 AEW&C. With respect to the
C-390
Millennium, we have a partnership with Raytheon Technologies, responsible for various aircraft parts, including the engines, and Rheinmetall, our preferred supplier for simulators and training devices related to the aircraft. For the Super Tucano, we have a partnership with Elbit Systems, who is a strategic and relevant supplier of core electronic components.
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

Government Regulation and Aircraft Certification
We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies principally regulate aircraft design, manufacturing and operation. Besides certification in Brazil, we must obtain certification in each jurisdiction in which our aircraft is registered and operated. The certifying authority in Brazil is the National Civil Aviation Agency
(
Agência Nacional de Aviação Civil
), or the Brazilian Aviation Authority, a special organization with the status of a regulatory agency related to the Ministry of Infrastructure of the Presidency of the Federative Republic of Brazil, which supervises and certifies aircraft, aircraft parts, manufacturers and operations. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency and validated by the FAA and/or the EASA, some authorities, including those in Australia and Mexico, may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to faster certification by the foreign authorities.
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
Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are not subject to regulatory obligations. Some contracts, including those for civil aircraft modified for military purposes, require civil certification (e.g., India, SIVAM, etc.). Other contracts, including those for LAS and
C-390
Millennium, require approval from the Military Certification Authority.
Environmental, Social and Governance (ESG) Practices
ESG has been part of our strategy, including in the development of increasingly more eco-efficient
aircraft and in the adoption of more sustainable production processes and management of natural resources. This includes two decades of positive social impact produced by Instituto Embraer, which manages our social projects. Nonetheless, we are aware of the responsibility of the private sector of going beyond and we will establish new environmental, social and governance, or ESG, commitments and targets for the next years.
We are embedding our business strategy with social responsibility and environmental impacts in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan.
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

In 2021, we announced new long-term goals in ESG. Efforts have been intensified to direct the business towards low-carbon
aviation and a fairer, more inclusive and diverse society, especially in the communities where the company operates. The main commitments are linked to:

•	Limit net carbon emissions to 2021 levels, even as operations grow (“carbon neutral growth”);

•
Achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) in operations from 2021 and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies.

•	Develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies;

•	Launch “eVTOL” aircraft with zero emission by 2026;

•	Leverage diversity in the hiring of gateway programs, in leadership positions and in the aeronautical specialization program maintained by the company.
In 2021, we together with the main players in the global air transport industry, was a signatory to the “Net Zero Aviation 2050” commitment, which directs aviation to reach the long-term climate goal: net zero carbon emissions by 2050. The agreement was signed during the annual assembly of the International Air Transport Association (IATA), held in October 2021 in Boston, United States, and its success involves the development of sustainable disruptive products, services and technologies, such as electrification, hybrids, biofuels, as well as other innovative alternatives
Environmental
Environmental management is an essential part of our strategy and ranges from the development of new products and services, industrial operations to the dismantling and final disposal of the aircraft at its end-of-life.
Our Environment, Health and Safety at Work Policy defines the main corporate guidelines for the management of eco-efficiency,
supply chain, product development and climate change, as well as compliance with laws and regulations. In addition, the conduction of projects to reduce resource consumption and greenhouse gas (GHG) emissions make concrete the commitment to respect the environment, reducing environmental impacts and risks. We also focused on initiatives aimed at improving the energy efficiency of its equipment and processes, thus building a global pipeline of projects. The maintenance of ISO 14001 certification, since 2002, shows the compliance and continuous improvement of our processes.
We have also been proactively working on our products and services, with the goal of fulfilling the long-term objectives assumed by the aerospace sector. In the
E-Jets
E2 family of jets, we have evolved in the aerodynamic and system optimization that made it possible to reduce the aircraft’s fuel consumption by 5%. We used unprecedented solutions in the single aisle market, such as the use of the fly-by-wire
system to reduce critical flight loads, allowing to reduce the weight of the aircraft in addition to other aerodynamic cleaning. Due to this extensive work, the
E190-E2,
which is the first aircraft of the new generation to come into service, had a 17% reduction in fuel consumption and emissions when compared to the first generation.
In addition to our new generation of commercial aircraft, we are developing a new concept of turboprop aircraft. Focused on the short-distance segment, up to 150 seats, the new turboprop will have its development directed to be the most economical solution for short distance operators. We intend to create it in order to be 100% compatible with sustainable aviation fuels and will facilitate its integration with future hydrogen propulsion technologies. Sustainability-oriented, the new turboprop, compared to the current turboprop in operation, will show a 15% reduction in CO
2
emissions.
We also announced a family of concept aircraft, the “Energia Family”, composed of four aircraft of varying sizes that incorporate different layout, energy sources and propulsion technologies – electricity, hydrogen fuel cell, dual-fuel gas turbine and hybrid-electric. This family explores a range of sustainable concepts to carry up to 50 passengers and seeks to reduce carbon emissions by 50% from 2030 – a key step towards the goal of being carbon neutral by 2050.

The electric demonstrator is another initiative on our journey towards a future of zero carbon emissions and, in 2021, the project reached a new phase with the beginning of the flight-testing campaign. Developed specifically to evaluate new technologies and solutions that enable 100% electric and more sustainable aeronautical propulsion, the demonstrator performs tests at the Embraer unit in Gavião Peixoto, in the interior of São Paulo. This technological cooperation project used a Weg electric powertrain system and a set of EDPfunded batteries that were integrated into an
EMB-203
Ipanema, an aircraft that is part of Embraer’s history and became in 2004 the first airplane in the world certified and mass- produced to fly with a renewable fuel source (ethanol). The results of the Electrical Demonstrator allow Embraer to use the knowledge acquired for the application of innovative electrification technologies in the development of new products aligned with the continuous search for a sustainable future.
Sustainable aviation fuels (SAF) are also an important way to reduce CO2 emissions. Embraer is directly involved in various initiatives and partnerships for research and development of the sustainable fuel chain for aviation in Brazil and worldwide. Among them we can mention the Sustainable Aviation Fuel Users Group (SAFUG), the Alternative Commercial Aviation Fuels Initiative (CAAFI), the participation in the Brazilian consortium BioValue (in partnership with the European consortium BECOOL, under the Horizon 2020 program of the European Commission) that is developing biomass and new technologies for advanced sustainable fuels, including for aviation. In addition to these actions, in strategic partnerships with other actors in the chain, technical studies were carried out to identify the direct and indirect impact of the production of sustainable aviation fuels in Brazil.
Environmental performance is also considered in EmbraerX, an Embraer organization dedicated to the development of disruptive businesses, which is exploring new opportunities focused on urban transport. The concept of an electric vertical takeoff and landing aircraft (eVTOL) was unveiled in 2018 and presented itself as a solution focused not only on safety, passenger experience and affordability, but also on making the least impact in terms of emissions and noise.
Social
We continuously invest in personnel, diversity, inclusion and education, constantly seeking competitiveness and innovation. We make sure that our employees have adequate work conditions, professional development plans, quality of life and wellbeing. Accordingly, we offer an attractive compensation compared to market standards, and social and labor benefits. We also maintain social and environmental programs and projects that value education, culture, leisure and health. For us, promoting social inclusion is key to building a fairer and more sustainable society.
Workforce and Diversity
We constantly seek to build diverse teams that are representative and value the history and uniqueness of all people. In 2020, we created affinity groups, called EMBRACE, to discuss the agenda of diversity, inclusion and equity, representing the following minority groups: Women, Ethnicity, LGBTQIA+ and People with Disabilities.
In the second half of 2021, with the purpose of expanding our operations to an increasingly inclusive and diverse work environment, we carried out a demographic and perception mapping with our employees in the region of America (Brazil and the United States), focusing on the main minority groups, whose fronts are already worked on by the affinity groups mentioned above. There were 8,512 employees participating in the research, which represents 50.7% of the workforce in this region. As next steps based on this result, we intend to carry out a work plan to increase the representativeness of these minority groups, as well as a series of initiatives to promote the inclusion of these employees in our work environment.

Parallel to the mapping, we also promoted the awareness of leaders on the theme of Diversity, Equity and Inclusion. Regarding the awareness of employees, we promoted periods of celebration and reflection on the struggle of some minority groups, stimulating the involvement of employees in discussions and testimonials on the topics. The dates celebrated were the history of the global LGBTQIA+ movement, Brazilian National Day of the Struggle of People with Disabilities and Black Consciousness in Brazil.
Currently, we have developed educational programs and special projects that range from young talents to support in the post-career process, always attentive to people’s different career moments and plurality. We have structured the following programs for recruitment and qualification of workforce:
Embraer Internship Program
.
The program was structured focused on developing a better experience for candidates and managers, and on the retention of new talents. The program has consistently used artificial intelligence in the recruitment and selection process since 2018, in order to assist in the hiring process with the transformative behavioral profile. We gained agility and were also able to offer the response to candidates in a shorter amount of time.
Young Apprentice Program
.
One of our practical initiatives for the constant improvement and responsible insertion of teenagers in the marketplace is the Young Apprentice Program. Through this program, we help young people through learning to develop their ability for entry and maintenance in the labor market. The actions aim at developing their autonomy, favoring the search for improved quality of life, decision-making, the construction of healthy affective relationships, and the recognition of themselves as active and participant individuals within their social group. In 2021, about 106 apprentices were selected from more than 14,000 candidates in the cities of São José dos Campos, Taubaté and Gavião Peixoto.
Formare Program
. Developed in partnership with the Iochpe Foundation, the Formare Program began in 2019, at the Gavião Peixoto unit, with the objective of training young people in social vulnerability. In 2021, 1,024 hours of theoretical and practical classes were taught, with the participation of 51 volunteer educators (39 theoretical educators and 12 professional practice guidance educators).
Engineering Specialization Program (PEE).
In the context of fostering training and development, in 2021 we invested approximately R$5.0 million in this large training initiative. Through the PEE, carried out in partnership with the Instituto Tecnológico de Aeronáutica (ITA), we offer the title of professional master in aeronautical engineering to selected participants who are interested in working in the aviation segment. The classes are taught by professionals of Embraer and teachers of ITA and the students have the possibility to be admitted by Embraer after the completion of the course. In the PEE 2022 selection process, there were more than 3,500 subscribers. Currently 63 Engineers are in training in classes 29 (phase 3) and 30 (phase 1).
Embraer Program on the Diversity Route
.
Carried out in partnership with educational institutions in the cities of São José dos Campos and Gavião Peixoto, the program focuses on the training of people with disabilities, offering theoretical training and practical training within Embraer and the allocation is carried out according to the profile of the vacancies. The program has contributed to increasing the employability of people with disabilities. Since its launch in 2012, about 247 people have been trained and many have pursued careers in various areas within Embraer such as Production, Quality, Engineering, Logistics and Administrative departments.
Social Tech Program
. In 2021, in order to increase the opportunities to qualify workforce for technology and digital transformation, we launched this program, aimed at increasing the participation of individuals with disabilities. In 2021, there were 300 registrations for this program, made in a 100% virtual environment through the platform of the IGTI institution, a partner of the program. The registrations came from 21 states in the country, and one third of the candidates were women. The purpose of the program is for this qualification to be directed to the main minority groups over the next few years, where Embraer has the potential to admit participants to its staff.
For all these programs, we make an effort to ensure the representativeness of minority groups, preparing the attraction and selection team in identifying people, reducing unconscious biases during the selection process, and with internal goals to ensure the achievement of our commitment in 50% of representativeness in minority groups. In 2021, we completed the programs with 55% of representativeness.

Professional Development
Since 2020, we have been reinforcing the
people cycle
concept, which covers the creation and monitoring of goals, going through the performance evaluation process, quarterly performance monitoring, and development and talent review.
Our performance evaluation process focuses on a culture of high performance and development, opening space for structured and evolutionary feedback and recognizing the deliveries and behaviors of employees in the previous year. The process has three steps: 1)
Performance Matrix
: with the purpose of evaluating the results and behaviors of employees and position them in the performance matrix; 2)
Calibration
: with the purpose of meeting with other leaders and calibrate the evaluation of the teams; 3)
Performance Conversation
: with the purpose of providing feedback to the evaluated employee and inform their final position in the performance matrix.
One of the great outputs of the performance evaluation process is preparing an individual development plan for our employees. We invest heavily in the education, training and development of people, always focusing on the qualification and preparation of our employees to take on the challenges inherent to our business and strategy.
Since 2019, we have been further reinforcing our learning culture, through the EMpower learning ecosystem. Our ecosystem brings together the best forms of learning, either through an internal catalog, with about two thousand educational solutions, or by the possibility of carrying out other development actions through a platform that uses artificial intelligence and creates content. The EMpower ecosystem aims to foster protagonism and self-development for our employees.
The challenges with the pandemic, which we have been experiencing since 2020, were preponderant for Embraer to reinvent itself quickly in the delivery of training and EMpower was essential to reach this goal. From the moment our employees were required to work remotely, we created more than 40 development trails, with a lot of relevant content for the improvement of new skills and meeting the needs of the business.
Considering the extension of remote work and the challenges faced in this pandemic scenario, we maintained professional development livestream videos, started in 2020, as a way to support employees in several relevant topics. We conducted livestream seasons on topics such as culture, people cycle (performance evaluation, definition and monitoring of goals, career conversation, EMpower), future of work, lean transformation and diversity, totaling 31 hours of professional development livestream videos during 2021.
We also continue to invest in the development of online courses, to feed our internal catalog, providing knowledge quickly and effectively to all our units in the world. In 2021, we developed nine online courses to meet new business competencies and 43 other online courses were recertified, in several languages and with the possibility of taking them through mobile devices. Currently, 75% of our employees that participate in our courses prefer to do it online.
In 2021, we recorded about 545,000 hours of training and invested approximately R$4.0 million in development actions. We work with external and internal partners in our programs, and 82% of our training is carried out internally, with about 1,200 knowledge partners. This group is formed by our collaborators, who carry out the elaboration, development, review and instruction of the content, encouraging learning and stimulating the dissemination of knowledge.
Strengthening our EMpower learning ecosystem, we continue with the strategy of building the academies, aligned with our strategic objectives, and supported by an active and permanent learning process. As of December 31, 2021, we had the following academies:

Leadership Academy
: covers the entire leadership lifecycle, from onboarding to training and development actions in the long term in order to enable the implementation of the corporate strategy. In 2021, the focus of leadership development was structured in five pillars: Business, People Cycle, Diversity, Future of Work and Culture. For each pillar, we developed solutions adjusted to the pandemic scenario, through online solutions. The Culture training was held through 23 classes with more than 80% of global leadership participation, Diversity training was held through 20 classes with 63% of global leadership participation and the Finance training, that was initially directed to leaders involved in strategic business decisions, was held with a workload of 30 hours and 82% of participation. In addition, we developed a program to our new leaders, with a workload of 25 hours distributed throughout the year. In total, within the Leadership Academy, we had more than 2,300 participations, 130 classes held on different topics, totaling 14,000 hours of training dedicated to leadership, with 80% satisfaction and 60% of the content taught by internal facilitators (leaders training leaders).
Engineering Academy
: in order to strengthen the aeronautical culture, the training of engineers, technicians and engineering professionals and establish a systemic view of the product, we offer development solutions aligned with the business strategy. In 2021, applications were opened for the 6 th
edition of the Mentoring Program with the selection of mentees and mentors to start mentoring in February 2022. The main purposes of the program are improving and consolidating the practices of fostering, sharing and preserving the technical knowledge and integration of our technical community. In 2021, the program was awarded for its people management solutions at the Congress of the Brazilian Training and Development Association.
To compose the training of professionals and meet the needs of the business, internal engineering specialists invested 676 hours to train our professionals and we were able to adapt 67 internal training to the online format.
We carried out an update of the strategy and priority with engineering executives to compose the development of professionals and accelerate this learning. We also held three workshops to prepare the curators of the Academy of Engineering, who are career Y professionals or with a lot of experience in engineering, to support us in composing the backlog of training by technology. This backlog will support engineering employees in the construction of their training development plans throughout the cycles. Lastly, we have built new training in the software department to expand the development solutions for this specific technology.
Operations Academy
: this academy has the Qualification Program, aimed at employees who work in the manufacture of aircraft. In 2021, there were 24,059 thousand participations in our qualification courses, totaling 87,056 thousand hours of training.
The courses are structured in curricula according to requirements for performance in the production process. The definition of these requirements is carried out in conjunction with representatives of quality, engineering, safety and human resources. The internal procedures and normative requirements for each process are considered.
Face-to-face,
remote, online and practical educational solutions are offered to enhance the employee’s experience during the learning process.
In 2021, maintenance audits of NBR ISO 14001 and transition to ISO 45001 were carried out in the units of Gavião Peixoto, Botucatu, EDE and São José dos Campos. All these sites were approved with zero non-compliance.
In addition, we have also passed the AS 9100 maintenance audit (standard for management system focusing on aerospace quality).
Still within the Operations Academy, we also opened the (i) Supply Chain Academy, which has mapped more than 80 development themes and is directly connected with the challenge of “Fit for Growth” strategic planning and inventory turnover goals; and (ii) the Lean Academy, 198 participants were able to practically experience Lean tools (which seek to eliminate processes that aren’t valuable and improve quality control). In total there were 40 classes spread over 6 different units, including Melbourne, in the United States. In addition to this project, 6,834 other employees were also trained, totaling more than 466 hours of learning in strategic content such as Lean thinking and the 5S pillars (sort, set in order, shine, standardize and sustain).

Corporate Academy
: reinforcing our commitment to be a company recognized for ethics and compliance, in 2021, we continued to provide online training for the 6 th
edition of our Code of Ethics. The contents were made available globally and are part of the mandatory training route for all employees.
Within the Corporate Academy, a program focused on supply professionals was also developed, called Procurement Academy, with the purpose of training them based on the skills necessary to meet our business and strategy needs. In 2021, there were trainings from the skills assessment carried out in 2020. In total, there were more than 8,153 hours of training, totaling 3,033 participation in 71 classes in key competencies, such as: Negotiation, Total Cost, Cleansheet, Financial Mathematics, among other important topics.
Business Academy
: considering the strategic planning for the years 2021-2025, and the purpose of boosting our sales through our business units, in 2021, we focused on the construction and development of sales academies. An assessment was carried out with the sales employees of Defense & Security, Commercial Aviation and Services and Support, compared to the market, aiming to evaluate them in the main competencies necessary in the process to direct training and development priorities.
In addition to the diagnosis obtained by this assessment, a review of the skills / readiness matrix of the employees of Commercial Aviation, and the construction of the skills / readiness matrix for Defense & Security Among the actions taken to develop the main gaps identified, it is worth highlighting the Coaching training for leadership and Opportunity Pursuit, covering the 3 three business units participating in the assessment (Defense & Security, Commercial Aviation and Services and Support), totaling 40 hours of training.
Some of the development actions carried out at Commercial Aviation, which comprised not only the sales teams, but also the marketing teams, events, contracts, programs and market intelligence, were programs on Training of Negotiation Techniques and Financial Management for the Program teams; Project Management Training for the Event teams; Financial Management Training for the Contracts and Market Intelligence teams, among others.
On Defense and Security, in addition to the 40 hours of Coaching and Opportunity Pursuit training, we carried out 50 hours of Onboarding training in the sales process, 6 trails built at EMpower, as well as 22 trails under development.
Knowledge Partners Program
: We encourage employees to share their skills in order to perpetuate knowledge. In this way, the Knowledge Partners Program was reformulated, allowing educational actions to be conducted mostly by company professionals, promoting greater satisfaction in the courses due to the richness of practical examples and optimization of resources.
To support the quality of the didactics of internal instructors and meet the new education trends, we updated the Multiplier and Virtual Facilitator training, more than 15 classes applied to employees from various sites, benefiting 200 participants and totaling 144 hours of training. This year, in order to develop and encourage new participations, a recognition plan was built for this audience, which was comprised of several activities, such as livestream videos of education themes, an award event for instructors highlighted, among others.
Language Program
: We have adopted a professional development policy in focused on business language skills, seeking more robust, concentrated and effective ways to ensure the availability of qualified resources to meet the strategic business objectives of each area. In 2021, we had a significant increase in the number of internal classes with the entry of HR and IT in the English language, increasing from 12 to 29 classes with an average of five to eight students each, with a total of 189 students. All these classes continue to take place online.

Future of Work Project
: in March 2020, we were affected by the pandemic and had to adapt to the new reality with the purpose of preserving the health and well-being of our employees. We quickly adapted to the remote work format because we already had tools to support this work model. In September, we officially started the global Future of Work project in order to identify, analyze and structure actions and processes for this new remote work format. We formed a multidisciplinary team with approximately 50 employees, representing the main areas of Embraer and divided the fronts into four major themes: Business, People, Operation and Communication.
The project remained active in 2021, and we built new work models, more flexible and adherent to the new reality in the world of work and implemented a financial allowance to support part of the costs of the employee who remained working in his/her home. We also offered a season of livestream videos dedicated to the themes of remote work and mental health, as well as discussions on this subject directed to leaders.
We have prepared a Global Leader’s Guide to guide our leaders on people management and results in remote work, and we have identified several opportunities to adapt our corporate processes to this new reality. We mapped the journey of the new Embraer employee together with the teams of Talent Acquisition, IT, medical team, Payroll and supplier partner to evaluate the possibilities of improvement in the remote hiring process. In this action, we also interviewed newly hired employees and leaders to understand the customer experience, using design thinking techniques to identify people. We ideate with executives and employees to capture expectations and opportunities in the layout of our workspaces. The project implemented several small actions to improve the employee experience and set up a schedule for the continuity of deliveries in 2022.
Occupational Safety
We seek excellence in our occupational health and safety performance, a topic considered a priority for Embraer. To this end, we promote educational and preventive actions in a continuous manner and directed by the Environment, Health and Safety at work (MASS) policy of global scope, which is a guideline for setting goals linked to our business excellence criteria.
The management model adopted in the Embraer Business Excellence Program—P3E uses the concept of Safety, Quality, Delivery and Cost (SQDC), aiming at the standardization and optimization of our operational and cost indicators. In addition to the criteria of business excellence, we have maintained international certifications in its largest manufacturing units for 19 years.
In 2021, the Brazil units successfully achieved the certification of ISO 45001, ensuring the implementation of all the tools provided for in this requirement. We have been working on the creation of important corporate programs that aim at preventive behavior in its operations, in order to record potential situations on a daily basis, directing the dealings quickly and assigning responsibilities among all involved. A consistent policy coupled with the assurance of a robust management system and programs with a focus on preventive has brought results compared to the most recognized global parameters. In 2021, among all the companies in its sector, we achieved the highest score in the safety requirements of the Dow Jones Sustainability Index (DJSI).
Social Projects
For us, promoting social inclusion is key to building a fairer and more sustainable society. Over the years, we have developed several social programs to help develop the communities where we operate.

Embraer Institute of Education and Research
The Embraer Institute of Education and Research - IEEP consolidates the private social investment made by us in Brazil. The IEEP initiatives seek to engage communities, schools and Embraer employees in actions aimed at education. In 2021, our social investment was R$16.7 million, destined to programs developed in the regions in which we have activities in Brazil.
Among the IEEP projects, the Embraer Colleges serve
low-income
students and graduates from the public school system, according to established socioeconomic criteria. The model offers the three grades of high school full-time and, in 19 years of existence, became a reference in education, with high rates of approval in entrance exams of public and private universities. In total, more than 4,400 students have already been trained in the two units of São José dos Campos and Botucatu, in São Paulo. From 2019, in order to ensure the long-term sustainability of the project, the Colleges also opened the doors for paying students, allocating 20% of the vacancies to them.
In order to contribute to the continuity of the studies of
low-income
youth, the IEEP created in 2005 the Scholarship Fund program, aimed at former students of the Colleges with excellent school performance, financial limitations and who have been approved in public or private universities with total exemption from tuition. In 2021, the Scholarship Fund benefited 68 university students.
The IEEP also works directly with local communities, funding educational projects proposed by civil society organizations. The initiatives are guided by the agenda of the United Nations Sustainable Development Goals (SDGs). Since 2004, more than 190 educational projects have been supported. In turn, through the Embraer Historical Center, created in 2006, the IEEP rescues, preserves and disseminates the memory of the aeronautical industry in Brazil – a topic that is the object of study inside and outside the country.
The Embraer Institute also coordinates programs to promote the culture of volunteering through the Wings of Good platform, an online portal that allows the relationship between Civil Society Organizations and Embraer Employees who wish to become volunteers. In 2021, there were more than 500 volunteer posts occupied in Brazil and more than 3000 people impacted by the actions carried out.
Embraer Foundation
In order to consolidate our corporate social responsibility strategy in the United States, we created in 2016 the Embraer Foundation, a sister organization of the Embraer Institute, whose operations are guided by three fronts: volunteering, social and environmental partnerships and entrepreneurship. The pillars are aligned with our global social responsibility strategy and respect the particularities of social investment in the United States. In 2021, more than 300 volunteers engaged in the social activities promoted by the Embraer Foundation, totaling about 2,400 hours. In the partnership pillar, 26 organizations received support from the Embraer Foundation to carry out projects, in the same way as the Social Partnership Program of the Embraer Institute in Brazil.
Corporate Governance
In order to ensure a corporate management focused on sustainable growth and business perpetuity, our corporate governance model is based on integrity and meets the highest market standards in Brazil and in the United States. Our target with respect to corporate governance is to maintain the highest international standards of governance and a robust ethics and compliance program, fully aligned with global standards.
Governance Structure
Our governance structure comprises our board of directors, fiscal council, board of executive officers, internal audit and external audit. For more information on our governance bodies, see “Item 6. Directors, Senior Management and Employees” and “Item 16. Reserved—G. Corporate Governance.”

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

C.	Organizational Structure
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

D.	Property, Plant and Equipment
For information on our property, plant and equipment, see Note 15 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our capital expenditures relating to property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”
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
Commercial Aviation
In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (
Frente
 Eficiência Empresarial
), we converted the final assembly for the
E-Jets
E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle of production time. In 2015, we started the prototype production for the new
E-Jets
E2 family of jets, with the first delivery and production certification in 2018.
Executive Aviation
Executive Jets is produced in São José dos Campos, and are also produced in Melbourne, Florida in the United States. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, to improve our production capacity. We have been increasing the number of executive jets produced in Melbourne since 2016. Executive Jets has been manufactured in Gavião Peixoto facility since 2020.
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
On November 11, 2021, our board of directors approved the sale of the equity interest of two subsidiaries of Embraer, namely, Embraer Portugal Estruturas Metálicas S.A., or EEM, and Embraer Portugal Estruturas em Compósitos S.A., or EEC, to Aernnova Aerospace, SAU, or Aernnova. EEM and EEC are responsible for operating our two facilities in Évora, Portugal, which are used for the manufacture and assembly of metallic components and composite material components. The transaction is valued at US$172.0 million and is subject to customary conditions precedent. The binding agreement for the sale was entered into on January 11, 2022 is expected to close in 2022.
Environmental Matters
We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2021, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, health and safety management systems have been progressively implemented across our manufacturing sites, with around 80% of our employees operating under an ISO 14001 and ISO 45001.
Work procedures and instructions are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage, and we perform studies of environmental aspects and impacts and we implement actions to eliminate, reduce or control them, including infrastructure works.

We established a corporate procedure for performing environmental diagnoses and detailed investigations for finding the presence of contaminants in soil and water due to past activities. This procedure is applied to the areas where Embraer has production and/or maintenance facilities, as well as to new areas being acquired. Currently, all industrial operations in Brazil and abroad have already mapped their soil and ground water. The evaluation results are periodically reported and monitored by the internal Risk Department, also reported to the CCRA (Committee for Environmental Risk and Control), our board and shareholders.
We take into account environmental and safety requirements to enter into agreements with third parties. Embraer is committed to hire suppliers, service providers and contractors who respect the environment, health and safety through their practices and processes, and we have a systematic procedure for their continual evaluation and monitoring.
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
We are committed to Brazilian and international legislations as well as our customers’ requirements. Our suppliers must also ensure that the environmental requirements will be followed through its upstream supply chain. Accordingly, our suppliers and their supply chain must comply with applicable environmental legislations, such as European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation (EC) No 1907/2006, CEPA (Canadian Environment Protection Act), TSCA (Toxic Substances Control Act) and any other relevant rules that may affect our products.
The REACH regulation aims to improve the protection of human health and the environment through more strict regulation of chemicals. The regulation establishes progressive withdrawal of some of the substances considered of very high concern for human health and the environment. As of December 31, 2021, we have not suffered any penalties in connection with REACH.
Over the past few years, we have worked to fulfil our responsibilities under REACH. We have replaced substances used in our production processes that are harmful to the environment and employee health with less harmful alternatives. Several materials have already been replaced in accordance with REACH restrictions, and we are studying the feasibility of replacing more substances widely used in the aviation industry. We are also part of the International Aerospace Environmental Group and the Aerospace Industries Association, to develop solutions for environmental regulations compliance. We are working with our supply chain on several initiatives to avoid supply chain disruptions and provide support to customers.
In 2021, the SCIP- Substances of Concern In articles as such or in complex objects (Products)—a database for information on articles was established under the Waste Framework Directive (WFD). As a result, Embraer needs to obtain and manage knowledge about substances of high concern present in the different articles that make up the aircraft. At any time, a customer can request a report with such information. That’s why the company has been preparing, since 2020, to meet this demand. As of December 31, 2021, we have not received any requests related to SCIP.

We are fully committed to product sustainability. Accordingly, we are associated with The Aircraft Fleet Recycling Association (AFRA), the leading global organization for developing and promoting the safe and sustainable management of circularity of components and aircraft in the aviation sector. AFRA is a membership-based global collaboration to elevate industry performance and increase commercial value for end-of-service
aircraft and significantly improved the management of
end-of-life
aircraft in terms of environmental and sustainable performance.
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
This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. The purpose of this standard is to provide management’s explanation of factors that have materially affected our financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations for future periods.
This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—D. Risk Factors” and the matters set forth in this annual report generally.
Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS as issued by IASB and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais
. For certain purposes, including providing reports to our shareholders located in Brazil, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with IFRS, presented in reais
.
A. Operating Results
Current Conditions and Trends in our Company and Industry
The following discussion is based largely upon our current expectations about future events and trends affecting our business. Actual results for our industry and performance could differ substantially. For additional information related to our forward-looking statements, see “Introduction—Special Note Regarding Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

COVID-19
The outbreak of communicable diseases on a global scale has affected the global economy and resulted in sporadic volatility in global capital markets and may have a recessionary effect on the global economy, including in Brazil.
The outbreak of
COVID-19
has compelled governments around the world to adopt measures to contain the spread of
COVID-19,
which has caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The
COVID-19
pandemic adversely affected business confidence and consumer sentiment, and has been, and may continue to be, accompanied by significant volatility in financial and commodity markets. In addition, the spread of
COVID-19
had broader macro-economic implications, including the reduction on levels of economic growth.
Since the beginning of the pandemic, we have adopted several initiatives focused on health and safety of our employees, including health and safety measures, carry-out
of essential activities only, including customer support, aircraft maintenance and manufacturing, social distancing, remote work for some employees, reduction of working hours and wages, collective vacations, and paid leaves. We conducted job preservation plans and voluntary dismissal plans in the context of the pandemic.
We also adopted certain measures to preserve our cash flow, including reduction in working hours and pay cuts, extension of suppliers’ payment terms, extension of tax payment deadlines, negotiation of new bank credit facilities, and adjustments to the production chain.
The effects of the economic recovery on our business and especially on our supply chain dynamics are uncertain. Although vaccination campaigns have presented relevant advances around the globe in terms of hospitalizations and deaths, we still cannot fully determine the potential impact of further
COVID-19
related developments in the short to medium term, given possible new developments, and possible different lockdown strategies taken by governments, affecting airports, passengers and airlines, and thus industry recovery itself. As a result, we expect that air traffic disruption and decreased demand globally may continue to materially and adversely affect our deliveries in 2022.
As a result of the
COVID-19
pandemic, in April 2020, Fitch downgraded our rating from
BBB-
to BB+ and Moody’s downgraded our rating from Ba1 to Ba2 with a negative outlook. In June 2020, Standard & Poor’s downgraded our credit rating from
BBB-
to BB+ with a negative outlook, and from BB+ to BB in February 2021, also due to the challenges and uncertainties faced by the aerospace and defense industry during the
COVID-19
pandemic. As of the date of this annual report we have taken measures to preserve our cash flow, including (i) reductions in working hours and pay cuts; (ii) reductions and pay cuts in executive management and board of directors’ fees (iii) extension of payment terms relating to our suppliers; (iv) extension of tax payment deadlines; (v) negotiation of new credit lines; and (vi) adjustment of our production chain.
For information on the risks related to
COVID-19,
see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including
COVID-19,
may lead to higher volatility in the global capital markets and recessionary pressure on the global economy,” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.” For additional information on the impacts of the
COVID-19
pandemic, see Note 1.1.1 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Commercial Aviation
In the Commercial Aviation business unit, the extensive traffic disruption affected our customer’s operations throughout the world. According to Cirium, as of December 31, 2021, approximately one fourth of the global fleet was in storage. According to the International Air Transport Association (“IATA”), global commercial airline traffic volume in 2021 recovered to 42% of 2019 levels by December 2021, as showed in

IATA’s Air Passenger Market Analysis report. Given the slow recovery, likewise last year, we are in ongoing discussions and negotiations with certain of our customers as a result of developments relating to the
COVID-19
pandemic. Some of our customers have rescheduled aircraft deliveries for 2022 and beyond, which has affected our deliveries for 2021, but, as of the date of this annual report, no aircraft order has been cancelled.
We expect that traffic disruption and decreased demand affecting our customer’s operations globally may continue to materially affect our deliveries in 2022. We cannot fully determine the impact of the
COVID-19
outbreak in the
short-to-medium
term on our business. Despite of uncertainty scenario in the short-term, we identified positive signs of market recovery, which includes new firm orders announced in 2021 and in 2022.
Executive Aviation
In the Executive Aviation business unit, restrictions on travel and emergency quarantine have posed some challenges for aircraft deliveries to international customers. As of the date of this annual report, production lines of our executive aviation products are able to attend the planned supply levels, with no major supply shortages. We continue to supervise delivery risk and monitor our supply chain and, if necessary, postpone certain aircraft deliveries. As a result of developments relating to the
COVID-19
pandemic, as of the date of this annual consolidated financial statements, only one customer of our Executive Aviation business unit has cancelled its firm orders and certain other customers have postponed their aircraft deliveries.
Although we cannot fully predict the impact of the continuity of
COVID-19
outbreak in the
short-to-medium
term on our business, we expect that some customers may postpone their scheduled aircraft deliveries and/or will continue to cancel their orders. For 2022, we expect that the executive jet market will increase as compared to the volume delivered on 2021, continuing to gradually recover in the following years.
Defense and Security
In our Defense and Security business unit, the
COVID-19
global pandemic has impacted mainly supply chain and logistics. Although our suppliers’ production level has shown recovery, it is still below the pre-pandemic
levels, which impact their ability to deliver parts and goods to us in a timely manner. Logistics for imports and exports has also been impacted, with higher cycles and costs, for air freight, due to the lower availability of international flights, and freight by sea, due to the unavailability of containers, increasing the time for delivery of parts.
Deliveries planned to take place in the fourth quarter of 2021 were completed, but we experienced delays in the delivery of certain orders to customers throughout 2021, which caused a delay in revenue recognition and realization of cash inflows, due to restrictive measures and sanitary barriers generated by the pandemic. Finally, the
COVID-19
pandemic has impacted the Brazilian Government’s budget for defense projects, of which certain amount was redirected to expenses with public health. This reassessment in the Brazilian Government’s budget has delayed and, on some occasions, suspended purchases of defense products. We have been taking the necessary actions to overcome the challenges imposed by
COVID-19
and minimize impacts on our deliveries and results of operations.
Necessary adjustments to the commitments agreed with customers have already been negotiated and we have taken the necessary actions to overcome the challenges imposed by
COVID-19
and minimize impacts on deliveries, as well as following the sanitary measures to combat
COVID-19.
We also supported the Brazilian Air Force in carrying out various logistical support activities related to the pandemic. Using the
KC-390,
the Brazilian Air Force transported oxygen cylinders to Manaus and delivered more than 44 tons of vaccines in several cities in the country.
Services and Support Business Unit
Our Services and Support business unit also suffered a negative impact as a result of the decrease in traffic demand and overall impact in the aviation industry but has shown gradual recovery still in 2020.

We expect that all segments associated with this business unit continue progressing to either recover pre-pandemic
business volumes (similar to the Commercial Aviation business unit) or to maintain business activities without presenting significative losses associated to pre-pandemic
volumes (as it is the case with Defense and Executive segments). Although, in 2021, we were able to properly support customer needs, convert commercial opportunities into new businesses, and to renew contracts, we cannot assure you that these positive trends will continue in the future.
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
The incident had no significant impact over our revenues, cash flows or any material incremental expenses for the 2020 fiscal year and we have not had any similar incident in 2021. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.
Operational Data
The following tables present a summary of our operational data as of the dates and for the periods indicated.

	Year ended December 31,
Other Data: Aircraft delivered:	2021	2020	2019
To the Commercial Aviation Market	48	44	89
EMBRAER 175	27	32	67
EMBRAER 190	—	1	5
EMBRAER 195	—	—	3
EMBRAER 190-E2	2	4	7
EMBRAER 195-E2	19	7	7
To the Defense and Security Market (1)	17	24	13
C-390		2	2
Super Tucano	14	16	5
Modernization Programs	3	6	3
Combat	—	—	—
Special Mission	—	—	3
To the Executive Aviation Market	93	86	109
Legacy 600/650	—	1	5
Legacy 450/500	—	1	26
Praetor 500	14	10	3
Praetor 600	17	18	13
Phenom 100	6	6	11
Phenom 300	56	50	51
To the General Aviation Market	42	22	15
Light Propeller Aircraft	42	22	15

Total delivered (in aircraft)	200	176	226

	As of December 31,
Other Data: Aircraft in backlog	2021	2020	2019
In the Commercial Aviation Market	325	281	338
EMBRAER 175	147	132	181
EMBRAER 190	3	3	4
EMBRAER 190 – E2	5	7	16

	As of December 31,
Other Data: Aircraft in backlog	2021	2020	2019
EMBRAER 195 – E2	170	139	137
In the Defense and Security Market (1)	71	62	80
C-390	25	31	31
Super Tucano	—	14	27
Modernization	2	5	11
Combat	15	15	15
Special Mission (2)	1	—	—
In the Executive Aviation Market	221	84	94
Phenom 100/300, Legacy 650, Legacy 450/500, Praetor 500/600	221	84	94
Total backlog (in aircraft)	589	430	516

Total backlog (in US$ millions)	17,039.1	14,363.6	16,755.0

(1)
The amounts in backlog for
C-390
aircraft reflects the modifications in accordance with the agreement reached with the Brazilian Air Force (FAB) for the order of the aircraft
KC-390,
as discussed under “Item 4. Information on the Company—A. Business Overview—Defense and Security Business Unit—Products—Military Transport –
C-390
Millennium.”

(2)	Special Mission category comprises aircraft of our Executive Aviation business unit portfolio, which we have sold to customers of our Defense and Security business unit.
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
The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

			December 31,
	2021		2020		2019		2018		2017
Real growth in gross domestic product		4.6%		(4.1)%		1.1%		1.3%		1.3%
Inflation (IGP-M) (1)		17.8%		23.1%		7.3%		7.6%		(0.5)%
Inflation (IPCA) (2)		10.1%		4.5%		4.3%		3.8%		3.0%
CDI rate (3)		4.4%		2.8%		5.9%		6.4%		9.9%
LIBOR rate (4)		0.21%		0.24%		1.9%		2.8%		1.7%
Depreciation of the real vs. U.S. dollar		7.4%		28.9%		4.0%		17.1%		1.5%
Period-end exchange rate—US$1.00	R$	5.5805	R$	5.1967	R$	4.031	R$	3.875	R$	3.308
Average exchange rate—US$1.00 (5)	R$	5.4071	R$	5.2426	R$	3.944	R$	3.680	R$	3.203

Sources:
Fundação Getúlio Vargas
, or FGV, and the Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística .
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais
. The value of these assets and liabilities as expressed in U.S. dollars declines when the real
devalues against the U.S. dollar and increases when the
real
appreciates. In periods of devaluation of the
real
, we report (i) a remeasurement loss on
real
-denominated monetary assets and (ii) a remeasurement gain on real
-denominated monetary liabilities. For additional information on the effects of exchange rate variations on our financial condition and results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”
For additional information on the impact of macro-economic factors on our financial position, see Note 27 of our 2021 audited consolidated financial statements.
Tax Incentives
Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including those related to our export and research and development activities. For the effective tax reconciliation, see Note 24.3 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Tax Incentives for Companies in Research and Development
Brazilian Law 11,196/05, also known as
Lei do Bem
, grants tax benefits to entities involved in research and development activities for technological innovation.
To take advantage of the tax benefits, a beneficiary must (i) assess its income tax according to the real profit (
lucro real
) measurement, (ii) record taxable profits, (iii) be current with all of its fiscal obligations, which consists of being able to obtain a certification from the government demonstrating that there are no outstanding debts with tax authorities, and (iv) have investments in research and development.
Technological innovation is deemed to be the development of a new product or manufacturing procedure, as well as the addition of new features or characteristics to an existing product or manufacturing procedure, which entails incremental improvements and gains in quality or productivity, therefore resulting in greater market competitiveness.
We and other Brazilian companies across multiple industries benefit from these tax incentives with respect to the income tax (
Imposto de Renda Pessoa Jurídica
), or IRPJ, and the social contribution on net income tax (
Contribuição Social sobre o Lucro Líquido
), or CSLL. These benefits allow us to deduct from our taxable net income an additional amount between 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year, for calendar year 2021 Embraer did not take advantage of the additional deduction as we are in a tax loss position. For additional information, see Note 23 of our 2021 audited consolidated financial statements.
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
Brazilian Law 12.546/11 established the tax incentives for exporting companies and created the Special Regime for the Reintegration of Taxes of Exporting Companies (
Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras
), or REINTEGRA, to stimulate and facilitate exports. The goal of REINTEGRA is to recover, in whole or in part, the residual tax costs from the production chain of exported goods, thereby reducing the tax burden. The exporting entity may receive tax credits according to a percentage, which may vary from 0.1% to 3%, established by decree of the Brazilian Finance Ministry and applied to the revenue earned from the export of the goods abroad. As a result of decree 9,393/2018 of the Brazilian Finance Ministry, which became effective on May 31, 2018, the tax incentive percentage was lowered to 0.1%.
To take advantage of those tax benefits, (i) an exporting entity must manufacture the exported product in Brazil, (ii) the product must be codified in the TIPI, which is a material code list issued by Brazilian fiscal authorities under the Tax on Manufactured Products (
Imposto Sobre Produtos Industrializados
), or IPI, and (iii) the cost of imported materials used in the exported product may not exceed certain limits prescribed by law, expressed as a percentage of the export price.
Brazilian Law 12,546/11 also aimed to increase production through the establishment of a payroll exemption. Until September 1, 2018, we benefited from this payroll exemption with the substitution of the employer social security contribution of 20% of INSS on payroll for an alternative tax called the Social Security Contribution Over Gross Revenues (
Contribuição Previdenciária Sobre a Receita Bruta
) to be levied on the revenues of certain products and services, excluding revenues from exports. Payroll exemption rates varied from 2.0% to 4.5% of gross revenues, depending on the business sector. Brazilian law 13,670/2018 canceled the payroll exemption as of September 1, 2018, and we filed a lawsuit requesting the applicability of the payroll exemption to us for the entire year of 2018. The court ruled in our favor. There was no payroll exemption in 2021.
Principal Operating Data and Components of Our Statement of Income
Operating Data
Revenue
We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2021, we presented revenues from Commercial Aviation, Executive Aviation, Defense and Security, Services and Support, and Other Related business units.
Of our total revenues, 58.3% and 58.0% were generated through commercial and executive aircraft deliveries in 2021 and 2020, respectively. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2021 and 2020, total defense and security revenue included 75% and 67% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 25% and 33% denominated in Brazilian reais,
respectively. Our Services and Support business unit accounted for 27.0% of our revenue for the year ended December 31, 2021.
In addition, we generate revenue from our Other Related business unit, which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft.

For the sales of our aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are canceled, except in the case of the Defense and Security business unit. Payments in advance of delivery are recorded under contract liabilities as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For additional information on our operating revenues, see Note 3 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Our sales contracts in U.S. dollars with our Executive Aviation and Services and Support business units customers generally include adjustments for inflation as measured by the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined
considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense and Security business unit customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indexes related to raw material, transportation equipment and labor costs. Specific to Defense and Security sales contracts with Brazilian customers, national indexes are used to adjust the prices of the relevant contract. The initial deposits and progress payments are nonrefundable (except in some instances contemplated in the agreement). Once a customer exercises an option to purchase an aircraft, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.
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
Cost of Sales and Services
Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•
Raw materials
. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States.

•	Labor. These costs comprise salaries and related charges primarily in Brazilian reais .

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
Results of Operations
The following table presents statement of income data by business unit for the periods indicated:

	2021	2020	2019

	(in US$ millions)
Revenue
Commercial Aviation	1,316.4	1,114.4	2,234.4
Executive Aviation	1,130.1	1,071.5	1,397.0
Defense and Security	594.4	653.9	576.3
Services and Support	1,132.2	920.0	1,245.7
Other	24.1	11.3	9.2

Total	4,197.2	3,771.1	5,462.6

Cost of sales and services
Commercial Aviation	(1,263.9)	(1,086.8)	(1,971.1)
Executive Aviation	(923.4)	(886.1)	(1,211.1)
Defense and Security	(488.4)	(549.1)	(539.6)
Services and Support	(827.6)	(751.4)	(927.4)
Other	(34.3)	(20.1)	(17.9)

Total	(3,537.6)	(3,293.5)	(4.667.1)

Gross profit
Commercial Aviation	52.5	27.6	263.3
Executive Aviation	206.7	185.4	185.9
Defense and Security	106.0	104.8	36.7
Services and Support	304.6	168.6	318.3
Other	(10.2)	(8.8)	(8.7)

Total	659.6	477.6	795.5

Operating income (expenses)
Commercial Aviation	(57.1)	(300.8)	(332.2)
Executive Aviation	(76.9)	(95.5)	(235.2)
Defense and Security	(89.0)	(72.2)	(98.7)
Services and Support	(143.2)	(240.7)	(188.3)
Other	(23.1)	(22.6)	(18.1)
Unallocated operating expenses (1)	(69.0)	(69.2)	—

Total	(458.3)	(801.0)	(872.5)

Operating income/(loss) before financial result	201.3	(323.4)	(77.0)

(1)
Expenses not allocated in the total of refers to (i) expenses incurred in 2021 as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment, and (ii) expenses incurred by the Company as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction in workforce in 2020.

The following table sets forth statement of income information, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2021		2020		2019

	( in US$ millions, except percentages presented in absolute values )
Revenue	4,197.2	100%	3,771.1	100%	5,462.6	100%
Cost of sales and services	3,537.6	84.3%	(3,293.5)	87.3%	(4,667.1)	85.4%
Gross profit	659.6	15.7%	477.6	12.7%	795.5	14.6%
Operating income (expense)	(458.3)	10.9%	(801.00)	21.2%	(872.5)	16.0%
Administrative	(153.2)	3.7%	(143.4)	3.8%	(190.2)	3.5%
Expected credit losses (reversal) over financial assets and contract assets	13.0	0.3%	(61.8)	1.6%	0.6	0.0%
Selling	(226.4)	5.4%	(194.0)	5.1%	(286.5)	5.2%
Research	(43.0)	1.0%	(29.8)	0.8%	(49.4)	0.9%
Other operating income (expense), net	(49.8)	1.2%	(374.7)	9.9%	(346.8)	6.3%
Equity in income (losses) of associates	1.1	0.0%	2.7	0.1%	(0.2)	0.0%

Consolidated Statements of Income	2021		2020		2019

	( in US$ millions, except percentages presented in absolute values )
Operating income/(loss) before financial result	201.3	4.8%	(323.4)	8.6%	(77.0)	1.4%
Financial income, net	(199.4)	4.8%	(232.7)	6.2%	(116.1)	2.1%
Foreign exchange gain (loss), net	25.5	0.6%	(79.1)	2.1%	6.9	0.1%
Profit/(loss) before income tax	27.4	0.7%	(635.2)	16.8%	(186.2)	3.4%
Income taxes expense	(70.9)	1.7%	(93.1)	2.5%	(130.3)	2.4%

Loss for the period	(43.5)	1.0%	(728.3)	19.3%	(316.5)	5.8%

Attributable to:
Owners of Embraer	(44.7)	1.1%	(731.9)	19.4%	(322.3)	5.9%
Non-Controlling Interest	1.2	0.0%	3.6	0.1%	5.8	0.1%
2021 Compared with 2020
Revenue
Consolidated revenue increased 11.3% in the period, from US$3,771.1 million in 2020 to US$ 4,197.2 million in 2021. Revenues from our Commercial Aviation business unit increased 18.1%, from US$1,114.4 million in 2020 to US$1,316.4 million in 2021, mainly due to an increase of 9.1% in commercial aircraft deliveries, from 44 in 2020 to 48 in 2021. The increase in revenues was higher than the increase in the number of deliveries, as 43.8% of commercial jet deliveries in 2021 were larger jets
(E190-E1,
E190-E2
and
E195-E2)
which tend to carry higher average selling prices, as compared to 2020, in which 27.3% of total commercial jet deliveries were larger jets.
Revenue from our Executive Aviation business unit increased 5.5%, from US$1,071.5 million in 2020 to US$1,130.1 million in 2021, mainly due to an 8.1% increase in executive jet deliveries, from 86 jets in 2020 to 93 jets in 2021. The increase in revenues was lower than the increase in the number of deliveries, as 66.7% of executive jet deliveries in 2021 were light jets (Phenoms) which tend to carry lower average selling prices, as compared to 2020, in which 65.1% of total executive jet deliveries were larger jets.
A significant part of our revenue from the Defense and Security business unit is accounted for under the percentage of completion method, and we continued to execute under existing contracts with the Brazilian government, including the
KC-390
Millennium program, SISFRON, deliveries of special mission aircraft, and others. Additionally, we continued to deliver Super Tucano aircraft to several countries around the world. Our Defense and Security business unit revenues declined 9.1%, from US$653.9 million in 2020 to US$594.4 million in 2021, mainly impacted by the agreement reached with the Brazilian Air Force, as we announced on February 9, 2022, which caused an impact of US$40.9 million in our net revenues in 2021.
Revenue from our Services and Support business unit increased 23.1%, from US$920.0 million in 2020 to US$1.132.2 million in 2021, mainly due to the recovery of the business activities, and continues to show solid recovery as the airlines flight activities are recovering from the pandemic peak in 2020.
Revenue from our Other Related business unit increased 113.3%, from US$11.3 million in 2020 to US$24.1 million in 2021.
Cost of Sales and Services
Cost of sales and services increased 7.4%, from US$3,293.5 million in 2020 to US$3,537.6 million in 2021. This increase in cost of sales and services was slower than the 11.3% increase in consolidated revenues in 2021, as compared to 2020, which resulted in a decrease in cost of sales and services as a percentage of revenue from 87.3% in 2020 to 84.3% in 2021. This decrease in cost of sales and services as a percentage of revenue was mainly due to the increase in revenues and our ongoing efficiency programs which directly affects costs, mainly due to synergy gains as reunification of our commercial aviation business into one operational structure and working capital management. Our gross margin increased from 12.7% in 2020 to 15.7% in 2021.

Cost of sales and services in our Commercial Aviation business unit increased 16.3%, from US$1,086.8 million in 2020 to US$1,263.9 million in 2021. This is due to the increase in deliveries and revenues in 2021, as compared to 2020. Cost of sales and services increased less than the 18.1% increase in revenues in 2021, mainly due to our ongoing efficiency programs which directly affects costs. Gross margin in our Commercial Aviation business unit increased from 2.5% in 2020 to 4.0% in 2021.
Cost of sales and services in our Executive Aviation business unit increased 4.2%, from US$886.1 million in 2020 to US$ 923.4 million in 2021, which was lower than the 5.5% increase in revenues for the business unit. This was mainly due to our ongoing efficiency programs which directly affects costs and as a result of the more favorable mix of jet deliveries, as our most profitable aircraft in the portfolio, the Phenom 300, represented 60.2% of jet deliveries in 2021 as compared to 58.1% in 2020. Gross margin in our Executive Aviation business unit increased from 17.3% in 2020 to 18.3% in 2021.
Cost of sales and services in our Defense and Security business unit declined 11.1%, from US$549.1 million in 2020 to US$488.4 million in 2021. This decrease in cost of sales and services was higher than the 9.1% decline in revenue in the same period, mainly due to the costs adjustments as a result of the agreement reached with the Brazilian Air Force, as mentioned above. Gross margin in our Defense and Security business unit increased from 16.0% in 2020 to 17.8% in 2021.
Cost of sales and services in our Services and Support business unit increased 10.1%, from US$751.4 million in 2020 to US$ 827.6 million in 2021. This increase in cost of sales and services was strongly lower than the 23.1% increase in revenue in the same period. Gross margin in our Services and Support business unit increased from 18.3% in 2020 to 26.9% in 2021.
Cost of sales and services in the Other Related business unit increased 70.6% from US$20.1 million in 2020 to US$34.3 million in 2021, while revenues for this business unit increased 113.3% in 2021.
Gross Profit
As a result of the aforementioned factors, our gross profit increased 38.1% to US$659.6 million in 2021 from US$477.6 million in 2020. Our gross margin increased to 15.7% in 2021 from 12.7% in 2020.
Operating Income (Expenses)
As further discussed below, total operating expenses decreased 74.8% to US$458.3 million in 2021, from US$801.0 million in 2020. Total operating expenses as a percentage of revenues decreased to 10.9% in 2021 as compared to 21.2% in 2020, as further explained in the paragraphs below.
Administrative
. Administrative expenses increased 6.8%, from US$143.4 million in 2020 to US$ 153.2 million in 2021. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. That said, the main drivers of the increase in administrative expenses in 2021 versus 2020 were higher provisions for short-term incentive compensation and profit-sharing on better expected results for Embraer in 2021 as compared to 2020.
Selling.
Selling expenses increased 16.7%, from US$194.0 million in 2020 to US$226.4 million in 2021, due to abnormally low expenses in last year’s period due to restrictions in place caused by the
COVID-19
pandemic. In 2021, we started to move towards more normalized levels of marketing, demonstration flight, and sales campaign expenses such as travel.
Expected credit (losses)reversal over financial assets and contract assets
. Expected credit (losses) reversals over financial assets and contract assets decreased from a loss of US$61.8 million in 2020 to a gain of US$ 13.0 million in 2021 due to the beginning of recovery out of the crisis and related improvements in the credit risk of our customers.

Research.
Research expenses increased 44.3%, to US$43.0 million in 2021 from US$29.8 million in 2020, due to our project recoveries from the pandemic budget restriction during the worst period of
COVID-19
pandemic in 2020 and expenses related to the Eve project.
Other operating income (expense), net
. Other operating expense decreased 86.7% from an expense of US$374.7 million in 2020 to an expense of US$49.8 million in 2021, with a considerable portion of the decrease due to the fact that in 2020 this line recorded higher external and independent anticorruption monitoring costs, higher separation costs in connection with the now-terminated
strategic partnership with Boeing, as well as the recognition of abnormal costs related to employee salaries that were on paid leave during the first quarter of 2020 rather than booking these expenses in cost of goods sold, administrative, selling, and research expense as a result of the
COVID-19
impacts, and a gain of US$39.1 million in fair value remeasurement related to our stake in Republic Airways Holdings from 2020 to 2021.
Equity in Income (Losses) of Associates
Equity in income of associates decreased from US$2.7 million in 2020 to US$1.1 million in 2021.
Operating Income/(Loss) Before Financial Result
As a result of the aforementioned factors, our consolidated operating income (loss) before financial result increased from an operating loss of US$323.4 million in 2020 to an operating income of US$201.3 million in 2021. Our operating margin increased from a negative margin of 8.6% in 2020 to a positive margin of 4.8% in 2021.
Operating profit (loss) before financial income (expense) for each of the Commercial Aviation, Executive Aviation, Defense and Security, Services and Support and Other Related business units was a loss of US$4.6 million, a profit of US$129.8 million, a profit of US$ 17.0 million, a profit of US$161.4 million, and a loss of US$33.3 million, respectively. In 2020, operating profit (loss) before financial income (expense) for these business units was a loss of US$273.2 million, a profit of US$89.9 million, a profit of US$32.6 million, a loss of US$72.1 million, and a loss of US$31.4 million, respectively. For additional information on operating profit by business unit, see Note 38.5 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Financial Expenses, Net
Financial expenses, net decreased from US$232.7 million in 2020 to US$199.4 million in 2021, primarily due to a reversal of US$ 50.3 million related to the settlement of certain residual value guarantee in 2021, partially offset by an increase in interest on loans and financing and changes in fair value of our phantom shares program (cash-settled share-based payment).
Foreign Exchange Gain (Loss), Net
Foreign exchange gain (loss), net changed from a loss of US$79.1 million in 2020, compared to a gain of US$ 25.5 million in 2021, driven by the appreciation of the Euro against the U.S. dollar related to the assets and liabilities of subsidiaries which are recorded in Euro.
Loss Before Income Tax
As a result of the aforementioned factors, loss before taxes on income decreased from US$635.2 million in 2020 to a profit US$27.4 million in 2021.
Income Tax Expense
Income tax expense decreased from an income tax expense of US$93.1million in 2020 to an income tax expense of US$70.9 million in 2021, primarily due to the impact of the exchange rate over non-monetary
assets (primarily inventories, intangibles, and property, plant and equipment). For additional information on the reconciliation of income tax expense, see Note 24.3 to our 2021 audited consolidated financial statements included elsewhere in this annual report.

Loss for the Period
As a consequence of the aforementioned factors, our loss for the period, excluding non-controlling
interest, decreased from a loss of US$728.3 million in 2020 to a loss of US$43.5 million in 2021. As a percentage of revenue, net margin decreased from a negative margin of 19.3% in 2020 to a negative margin of 1.0% in 2021.
2020 Compared with 2019
For this discussion, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—2020 Compared with 2019” of our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 9, 2021.
Accounting Standards
For this information, see note 4 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
B. Liquidity and Capital Resources
Overview
Our liquidity needs arise mainly from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. To meet these needs, we generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets. For additional information on our working capital requirements and our capital sources, see “Item 4. Information on the Company—B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4. Information on the Company—B. Business Overview—Commercial Aviation Business Unit—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”
As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including to (i) make other planned capital expenditures and (ii) pay dividends and interest on shareholders’ equity. Our access to liquidity sources was not materially impacted in 2021. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions, including as a result of the
COVID-19
pandemic.
As a result of the
COVID-19
pandemic, as of the date of this annual report, we have experienced certain delays in our supply chain, production operations and material impacts on the demand for our products, as well as a cancellation of firm order of our Executive Aviation business unit and reschedules of our Commercial Aviation and Executive Aviation business units’ aircraft deliveries. We expect that our customers will continue to reschedule deliveries, fail to exercise options or continue to cancel firm orders as a result of potential economic downturns, including as a result of the
COVID-19
pandemic, or financial volatility in the commercial airline industry. In addition, our risk-sharing partners’ cash contributions are refundable under certain limited circumstances and we may need to find replacement sources of capital.
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

Cash Flow Analysis
Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital
2021 Compared with 2020
In 2021, net cash generated by operating activities was US$ 515.3 million, compared to net cash used by operating activities of US$1,290.2 million in 2020. The improvement in the operating cash flows was mainly due to our higher net income, as compared to same period of 2020 and better management of our inventory, which improved working capital efficiency and contributed to less usage of cash when compared to the same period of 2020. Changes in operating assets and liabilities improved from a use of US$ 619.6 million as of December 31, 2020 to a generation of US$488.6 million as of December 31, 2021, excluding the cash used with financial investments of US$513.0 million and US$41.7 million, respectively driven by cash generated by working capital accounts (accounts receivable, inventories and trade account payables) of US$493.0 million in 2021 compared to cash used of US$306.0 million in 2020.
2020 Compared with 2019
For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital—2020 Compared with 2019” of our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 9, 2021.
Net Cash Used in Investing Activities
2021 Compared with 2020
Net cash used in investing activities changed from net cash used of US$105.3 million in 2020, to net cash used of US$131.6 million in 2021, mainly as a result of higher investments to develop intangible assets offset by higher inflow from sales of financial investments.
2020 Compared with 2019
For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Used in Investing Activities—2020 Compared with 2019” of our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 9, 2021.
Net Cash Generated (Used) by Financing Activities and Total Debt
2021 Compared with 2020
In 2020, net cash generated by financing activities was US$1,008.7 million, while in 2021 our net cash used from financing activities was US$430.6 million. This difference was mainly due to the issuance in 2020 of US$750.0 million in bonds maturing in 2028, of which US$250.0 million was used to prepay a portion of our outstanding bonds with maturities in 2022 and 2023. As of December 31, 2021, we had total debt (which we calculate as current and non-current
loans and financing) of US$4,026.9 million, 85.7% of which was long-term debt and 14.3% of which was short-term debt.
2020 Compared with 2019
For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Financing Activities and Total Debt—2020 Compared with 2019” of our annual report on Form
20-F
for the year ended December 31, 2020, filed with the SEC on April 9, 2021.

Contractual Obligations and Commitments
The following table and discussion provide additional disclosures regarding our material contractual obligations and commercial commitments from our continuing operations as of December 31, 2021:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and financing	4,842.0	712.5	683.4	1,602.4	1,843.7
Lease liability	63.8	11.5	20.1	9.9	22.3
Financial Guarantees	18.7	15.8	2.9	—	—
Suppliers	495.2	495.2	—	—	—
Trade accounts payable—Supplier finance	14.8	14.8	—	—	—
Other liabilities	218.8	15.8	164.5	27.8	10.7

7Total	5,653.3	1,265.6	870.9	1,640.1	1,876.7

The above table shows the sum of the outstanding principal and anticipated interest due at maturity date. For fixed rate loans, the interest expenses were calculated based on the rate established in each debt contract. For floating rate loans, the interest expenses were calculated based on a market forecast for each period (LIBOR 6m – 12m), dated December 31, 2021. This floating rate exposure is managed through derivatives operations. For additional information on our derivative instruments, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
The above table does not reflect contractual commitments related to trade-in
options and financial and residual value guarantees discussed in
“—Off-Balance
Sheet Arrangements.” For additional information on risks related to our guarantees, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in
options that may require us to make significant cash disbursements.” Also, the table does not reflect our sponsorship in the defined contribution pension plan for our employees, participation in which is optional, and our participation, recognized as expense, is expected to be around US$14.4 million per year.
Other liabilities include taxes and payroll charges payable in the total amount of US$50.4 million as of December 31, 2021. The above table does not reflect any information related to our derivative instruments, which are discussed more fully in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
Capital Expenditures
We capitalize our expenditures related to product development projects as non-current
intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize the assets in the form of charges to cost of sales and services on our statements of income, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current
assets on our statement of financial position and depreciate the assets in the form of charges to cost of sales and services on our statements of income. For additional information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

In our Commercial Aviation, Executive Aviation and Services and Support business units, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in these business units are capitalized from the date of board approval for the relevant project until the final certification.
Most of our development expenditures are associated with the development of new products for the Commercial Aviation and Executive Aviation business units. For additional information on our development expenditures, see “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Research.”
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
We incur expenditures for our Defense and Security business unit under both development and production contracts; however, the customers involved in these programs, which in our case mainly consists of the Brazilian government, fund these programs. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is realized on a percentage of completion basis, as contract milestones are achieved.
Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “C. Research and Development, Patents and Licenses, etc.—Capital Expenditures—Research.”
As of December 31, 2021, we recorded US$35.4 million in commitment for capital expenditure in our Commercial Aviation, Executive Aviation and Services and Support business units, net of US$3.9 million related to contracted capital expenditures from Defense & Security. The anticipated source of funds to satisfy such commitment will be from our cash generated in operating activities.
Credit Facilities and Lines of Credit
Long-term Facilities
In June 2012, we issued 5.150% US$500.0 million notes due 2022 and, as of December 31, 2021, US$318.8 million were outstanding and due in the short-term, including principal and accrued interest. Interest is paid semiannually. The notes are our unsecured and unsubordinated obligations. The indenture under which the notes were issued contains customary covenants and restrictions, including limitation on liens, consolidation, merger or transfer of assets.
In September 2013, we completed an exchange offer in which (i) US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and (ii) US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for US$540.5 million in principal amount of notes issued by Embraer Overseas at a rate of 5.696%, maturing in 2023. The notes due in 2023 were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form
F-3.
In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2021, a total of US$435.2 million under our notes due 2023 was outstanding, of which US$7.2 million was due in the short-term, including principal and accrued interest.

In June 2015, Embraer Netherlands Finance issued 5.05% US$1.0 billion guaranteed notes due 2025, and, as of December 31, 2021, US$997.2 million was outstanding (US$2.1 million in the short-term), including principal and accrued interest. Interest is paid semiannually.
In February 2017, Embraer Netherlands Finance issued 5.40% US$750.0 million guaranteed notes due 2027 and as of December 31, 2021, US$765.0 million was outstanding (US$16.9 million in the short-term), including principal and accrued interest. Interest is paid semiannually.
On June 15, 2020, we entered into working capital and export financing agreements in an aggregate principal amount of US$615.0 million, with a term of up to four years, of which US$300.0 million was financed by the Brazilian National Bank for Economic and Social Development (
Banco Nacional
 de Desenvolvimento Econômico e Social
– BNDES), which amount was disbursed in August 2020, and US$315.0 million was financed by private and public banks, of which US$160.0 million was disbursed in June 2020, US$145.0 million was disbursed in July 2020 and US$10.0 million was disbursed in September 2020. As of December 31, 2021, US$313.2 million was outstanding (US$13.2 million in the short-term) including principal and accrued interest.
In August 2020, we entered into a working capital guarantee agreement with the Export-Import Bank of the United States in an aggregate principal amount of US$97.2 million, with a term of one year, which amount was disbursed in August 2020. This working capital and export financing has strengthened our cash position and guaranteed funding for our entire operational process, from production to product shipment for the export market. As of December 31, 2021, US$50.2 million was outstanding in the short-term, including principal and accrued interest. Interest is paid monthly.
In September 2020, Embraer Netherlands Finance issued 6.950% US$750.0 million guaranteed notes due 2028, or the 2028 notes, and as of December 31, 2021, US$767.3 million was outstanding (US$23.6 million in the short-term), including principal and accrued interest. Interest is paid semiannually.
Concurrently with the offering of the 2028 notes, in September 2020, Embraer Netherlands Finance completed two concurrent and distinct cash tender offers in which (i) $167.7 million in principal amount of our guaranteed notes due 2022 was tendered and accepted for purchase, and (ii) US$168.8 million in principal amount of our guaranteed notes due 2023 was tendered, of which $82.3 million was accepted for purchase.
On January 1, 2022, as a result of the partial
spin-off
of our wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A., or Yaborã, whereby Yaborã transferred substantially all of its assets to Embraer, we amended the indentures governing the senior unsecured notes due 2022, 2023, 2025, 2027 and 2028 in order to (i) have Embraer substitute Yaborã as the issuer of the notes due 2022 and (ii) have Embraer substitute Yaborã as guarantor of the notes due 2023, 2025, 2027 and 2028. As a result, Yaborã was released from its obligations as issuer or guarantor, as applicable, of the notes. As this transaction was considered a common control transaction, there was no impacts on Embraer’s consolidated assets, liabilities and shareholders’ equity.
On March 1, 2022, pursuant to a tender offer, we repurchased and cancelled US$59.2 million and US$228.6 million in aggregate principal amount of outstanding 5.150% senior unsecured notes due 2022 issued by Embraer S.A. and 5.696% senior unsecured notes due 2023 issued by Embraer Overseas Limited and guaranteed by Embraer S.A., respectively.
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

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$379.9 million as of December 31, 2021. For additional information on these financing arrangements, see Note 21 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Of our total indebtedness, US$300 million (mainly related to our financing with BNDES), are secured by security interests in real estate, machinery and equipment and bank guarantees, in the aggregate amount of US$301.3 million as of December 31, 2021.
We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 21 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Off-Balance
Sheet Arrangements
In the normal course of our business, we enter into certain
off-balance
sheet arrangements, including financial and residual value guarantees, trade-in
obligations and product warranty. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For a detailed description of our derivative instruments, see Note 36 to our 2021 audited consolidated financial statements. See also Note 8 to our 2021 audited consolidated financial statements for additional information on our off-balance
sheet arrangements. In addition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in
options that may require us to make significant cash disbursements.”
Trade-in
Obligations
We sometimes provide
trade-in
options to our customers in purchase agreements for new aircraft. These options provide customers with the right to trade in aircraft upon the purchase and acceptance of a new aircraft. The trade-in
price for commercial aircraft is determined in the manner discussed under Note 3 to our 2021 audited consolidated financial statements included elsewhere in this annual report. In 2021, we accepted five aircraft, with a total invoiced value of US$30.4 million for trade-in
pursuant to
trade-in
options. The
trade-in
price is determined based on the new aircraft sold, as well as other factors, including a market value assessment performed by independent third-party appraisers.
We continue to monitor all
trade-in
commitments to anticipate any adverse economic impact they may have on our financial condition. We may be required to accept trade-ins
at prices that are slightly above the then-market price of the aircraft, which would result in financial loss for us when we resell the aircraft. Based on our current evaluation and on third-parties’ appraisals, we believe that any aircraft accepted in connection with trade-in
commitments may be sold or leased in the market without significant profits or losses. For additional information on our guarantees, see Note 3 to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Subsequent Events
Other than the events described in this annual report, no subsequent events have occurred after December 31, 2021. For further information, see Note 39 to our 2021 audited financial statements.
C. Research and Development, Patents and Licenses, etc.
Research and Development
Our research and development activities are driven by our corporate strategic planning in the short, medium, and long terms. We refer to research activities as technological development and to development activities as integrated product development.

Based on our work defining our product and services strategies, including innovation, growth, and business prospects, we carry out projects that include the production and commercialization of new aircraft, systems, and aerospace services.
With a focus on our internal business plans and continuous monitoring of the global technology environment, we define a technological development plan which aims to research and develop solutions to the main challenges we will face in the medium and long terms, in order to remain competitive in our business segments.
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
Following the results of our internal technological development planning, the new product and services design phase begins. In this phase our efforts are coordinated in an integrated manner with advanced project engineering and our business units, which work in collaboration with future customers and potential partners to conclude the design of new products and services. Once the design is approved, the product development program is created. In this capital-intensive phase, our development, product, process and services groups work together with strategic partners, suppliers and regulatory agencies, to begin the detailed development of the product, its production, systems and associated services, until the effective entry into service of the product.
We have the majority of our research and development activities concentrated in Brazil, but also maintain internal initiatives and partnerships in several locations around the world.
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
Intellectual Property
Our intellectual property, which includes utility patents, design patents, trade secrets, know-how
and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2021, we had approximately 566 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.
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

Considering our utility and design patent portfolios, as of December 31, 2021, we had filed 787 patent applications and had been granted 586 patents.
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
We believe innovation is key to the competitiveness and continuous growth of our business. For this reason, we have created a vice-presidency dedicated to Corporate Innovation, Digital Transformation and New Business Development that reports directly to our chief executive officer and is responsible for our innovation strategy as a whole. In 2018, we also created the Innovation Verticals, which are our priorities themes in research, technology and innovation to accelerate business results, and which main purpose is to organize and prioritize innovation efforts and investments, activating the best power of a common, co-created
corporate vision about business models, niches, technologies, future products, services and processes. The Innovation Verticals integrate our innovation efforts across all business units, affiliates, EmbraerX, as defined below, research and technology development, and other support areas.
Our current Innovation Verticals are: Zero Emission, Autonomous Flight, Artificial Intelligence and Data Science, Industry 4.0, Airframe Competitiveness, Platform Based Business, Passenger Experience and Cybersecurity.
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
Eve Urban Air Mobility Solutions, Inc., or Eve, a new and independent company that takes a holistic approach to progress in the UAM sector, through an advanced vertical take-off
and landing electric vehicle (eVTOL) project, a comprehensive global service and support network and a unique urban air traffic management solution.
On December 21, 2021, Eve UAM, LLC, or EVE, one of our wholly-owned subsidiaries, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, a special purpose acquisition company focused on the aviation sector. Upon the closing of the transaction, which is expected to occur by the second quarter of 2022 and is subject to customary shareholders’ approval and conditions precedent, Zanite will change its name to Eve Holding, Inc., or Eve Holding, and will be listed on the New York Stock Exchange under the new ticker symbols, “EVEX” and “EVEXW.” The transaction includes up to approximately US$237 million in cash from Zanite Acquisition Corp. and a US$305 million private investment in public equity deals (PIPE), anchored by Embraer S.A., Zanite Sponsor LLC, financial investors and a consortium of leading strategic partners.
In 2021, EmbraerX also made significant progress in the growth of Beacon, announcing some contracts in the United States and Europe, with a special highlight to the multiyear contract with Republic airways to support its full operations. Beacon is the digital platform designed to transform the aviation aftermarket dynamics by enabling seamless connection of all stakeholders involved in the aircraft return-to-service
activities, saving significant cost and time for the operators and service suppliers.

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
Some R&T projects are developed in cooperation with reference universities and research centers in Brazil and abroad, including Instituto Tecnológico da Aeronáutica, Universidade Federal do Rio Grande do Sul, Universidade Federal de Santa Catarina, Universidade de São Paulo, Universidade Federal do Espírito Santo, Serviço Nacional da Aprendizagem Industrial, Instituto Nacional de Telecomunicações, Centro de Referência em Tecnologias Inovadoras, Centro de Pesquisa em Energia e Materiais, Fundação CPqD, Bristol University, Michigan University, Chalmers University, Liège University, Stuttgart University, Twente University, Delft University of Technology, Instituto Superior de Engenharia do Porto, Inesc Tec, NLR, Fraunhofer IBP, Tu Delft, National Institute of Aerospace, Politécnico Di Torino, DLR, ETW, DLR, GKN, Honeywell, Liebherr, Collins Aerospace, Intelligent Vision Systems, Rosemount, Infineon Technologies Ag, Deep Blue SRL and GMV.
In the period from 2019 through 2021, we entered into collaborative research agreements with 46 entities in areas such as Sustainable Aviation Fuels (including H2), Electrification, Autonomy, Flight Safety, Aircraft Condition-Based Maintenance, Aircraft Design, New Materials & Structures, Noise Reduction, Airborne Systems, Augmented Reality, Artificial Intelligence & Data Sciences and Flexible Manufacturing Solutions.
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
Besides our CVC strategy, another way to interact with startups is our tailor-made smart procurement process targeted at small innovative co mpanies. Embraer Startup Program is an agile process of hiring plug & play services and solutions aiming at operational efficiency and its simplification, acceleration of digitalization throughout the company, empowerment of the areas fomenting a fail-fast culture pro-innovation
and promote Embraer’s visibility in major ecosystems. The program is open to any and all employees who are willing to look for innovative and disruptive solutions in the startup ecosystem. Also, it enhances cultural values such as giving the opportunity to the employees to be in contact with new technologies and, at the same time, elevate our technological pillars. Since its creation in 2017, we have hired startups that use artificial intelligence, machine learning to increase efficiency and solve problems in recruiting new employees. In line with the Innovation Verticals, the program hired some startups to assist in autonomous flight tests, and taking into account the diversity and inclusion agenda, we had the opportunity to hire a startup that recruited and provided training for people with physical disabilities so that they would be prepared to work in some areas at Embraer, among others.
We also have the Innova Program, which is another tool that aims to strengthen the innovation culture within Embraer. The Innova Program manages the Green Light, Innova Challenge, as defined below, and promote cultural events across the company. The Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. The FIP Aeroespacial itself is one example of an implemented project through the Green Light program. In 2021, 48 innovative projects were under development. The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to solve issues globally from different departments of the company, and any employee in the world may participate in this process. Cultural events like the Innovation Day in 2021 had the participation of more than 2,000 employees.
With respect to our digital transformation, our current strategy is to accelerate the development of solutions to our clients and strengthen intelligence and efficiency to corporate and business areas of the company. In addition, we aim to increase operational efficiency in processes through digital solutions. Some examples of digital products are software with artificial intelligence for sales, for selecting the purchase proposals, legal processes, digital inventory management system and new data-based services to aircraft operators, among others. In order to accelerate digital transformation by increasing human capital aligned to our strategy, we launched two new entry programs: (i) Software Specialization Program in partnership with the Federal University of Pernambuco and (ii) Social Tech program, in partnership with International Gas Turbine Institute (“GTI”), to attract and select candidates with disabilities to get trained and allocated at Embraer. More than 250 people were already trained at Social Tech.
We are convinced that building and maintaining a strong culture of innovation in an organization dramatically enhances the development of new ideas for improvements, new products, innovative services, and new businesses. Innovations related to programs from our operations that entered into service in the last five years accounted for 51.2% of our net revenues in 2021.
D. Trend Information
General Information
Our total firm order backlog as of December 31, 2021 was US$17.0 billion, of which US$9.0 billion was from the Commercial Aviation business unit, US$2.9 billion was from the Executive Aviation business unit, US$2.7 billion was from the Defense and Security business unit and US$2.4 billion was from the Services and Support business unit. Our total firm order backlog as of December 31, 2020 was US$14.4 billion, of which US$7.6 billion was from the Commercial Aviation business unit, US$1.2 billion was from the Executive Aviation business unit, US$3.6 billion was from the Defense and Security business unit and US$2.0 billion was from the Services and Support business unit. Our total firm order backlog as of December 31, 2019 was US$16.8 billion, of which US$9.0 billion was from the Commercial Aviation business unit, US$1.4 billion was from the Executive Aviation business unit, US$4.1 billion was from the Defense and Security business unit and US$2.2 billion was from the Services and Support business unit. Economic uncertainty, mainly related to the
COVID-19
outbreak, will continue to play a role in investment attitude and philosophy of the private and public sectors. Business jet prospective buyers around the globe are reviewing their cash flows and capital expenditures in order to preserve capital, which is affecting market growth fundamentals and perspectives.
As a result of the
COVID-19
outbreak, we expect the global economy will remain in an uncertain scenario affecting the decision-making process of companies’ boards of directors and investors, and their will to allocate resources in executive transportation alternatives, mainly when deciding on discretionary asset acquisitions, such as purchasing a new business jet.

In our Commercial Aviation business unit, we expect that traffic disruption and decreased demand affecting our customer’s operations globally may continue to materially affect our deliveries in 2022.
According to Cirium, as of December 31, 2021, approximately one fourth of the global fleet was in storage. We are in ongoing discussions and negotiations with certain of our customers as a result of developments relating to the
COVID-19
pandemic. Some customers have rescheduled aircraft deliveries for 2022 and beyond, which has affected our deliveries for 2021, but, as of the date of this annual report, no aircraft order has been cancelled.
The recovery pace is difficult to predict since this outbreak has no precedent in history. As per our most recent Market Outlook, we expected global demand to comeback to 2019 levels by 2024. Until then, it is hard to determine the impact of the
COVID-19
on our business, but we expect that some customers may continue to postpone their scheduled aircraft deliveries and may cancel certain of their orders. In the Executive Aviation business unit, the recent growth of high-net-worth
individuals demanding private and business aviation services and aircraft, associated to a record low inventory level of pre-owned
aircraft will continue to influence the demand for brand new aircraft and will foster the recovery of this business unit to delivery levels it had prior to the
COVID-19
pandemic. We also expect that our new product offerings, namely the Praetor 500 midsize jet and Praetor 600 super midsize jet, and the upgrades made on the Phenom 300E, will continue to offset the effects of
COVID-19
and help us to be in a better position in the business jet market.
With respect to our Defense and Security business unit, we expect an increase in global defense spending in light of intensified international tensions and ongoing insurgencies threats in some countries. In this scenario, with our comprehensive product portfolio and customers in key countries, we are well positioned to provide key customized solutions, creating sales opportunities for our Defense and Security segment, especially in the areas of critical software, communications, sensors and platforms in all environments (air, sea, land, space and cybersecurity).
In relation to our Services and Support business unit, we expect that all segments associated with this business unit continue progressing to either recover pre-pandemic
business volumes (similar to the Commercial Aviation business unit) or to maintain business activities without presenting significative losses associated to pre-pandemic
volumes (as it is the case with Defense and Executive segments). Although, in 2021, we were able to properly support customer needs, convert commercial opportunities into new businesses, and to renew contracts, we cannot assure you that these positive trends will continue in the future.
On March 9, 2022, we released our projections for 2022, including a deliveries range of 60 to 70 aircraft in the Commercial Aviation business unit and a range of 100 to 110 aircraft in the Executive Aviation business unit.
Commercial Aviation Business Unit
The following table summarizes our order book for our Commercial Aviation business unit as of December 31, 2021:

Commercial Aviation	Firm Orders	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	352	—
ERJ 135	108	108	—
ERJ 140	74	74	—
ERJ 145	708	708	—
EMBRAER 170	191	191	—
EMBRAER 175	840	693	147
EMBRAER 190	568	565	3
EMBRAER 195	172	172	—
EMBRAER 190 – E2	22	17	5
EMBRAER 195 – E2	203	33	170

The following tables set forth our Commercial Aviation order book as of December 31, 2021 by aircraft type, customer and country.
EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (United States)	9	9	—
JAL (Japan)	18	18	—
NAC / Jetscape (United States)	6	6	—
LOT Polish (Poland)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (United States)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (United States)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	191	—

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (United States)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (United States)	101	98	3
Belavia (Belarus)	1	1	—
CIT (United States)	4	4	—
ECC Leasing (Ireland)(1)	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (United States)	5	5	—
Horizon Air / Alaska (United States)	37	30	7
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (United States)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (United States)	4	4	—
Northwest (United States)	36	36	—
Oman Air (Oman)	5	5	—
Overland Airways (Nigeria)	3	—	3
Republic Airlines (United States)	223	123	100
Royal Jordanian (Jordan)	2	2	—
Skywest (United States)	207	180	27
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
Undisclosed	7	—	7
United Airlines (United States)	110	110	—

Total	840	693	147

(1)	Aircraft delivered by ECC Leasing to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (United States)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	—	3
CIT (United States)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (United States)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (United States)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (United States)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (United States)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (United States)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Total	568	565	3

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (United States)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (United States)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	172	172	—

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (United States)	2	—	2
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	8	8	—
Widerøe (Norway)	3	3	—

Total	22	17	5

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	45	12	33
Air Peace (Nigeria)	13	5	8
Aircastle (United States)	23	4	19
Azorra (USA)	20	—	20
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	5	5	—
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	4	4	—
ICBC (China)	10	3	7
Porter (Canada)	30	—	30

Total	203	33	170

For additional information on trends in our business, see “Item 4. Information on the Company—B. Business Overview—Business Strategies” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry.” For additional information on risks affecting our business, see “Item 3. Key Information—D. Risk Factors.”

E. Critical Accounting Estimates
For this information, see Note 3 to our 2021 audited consolidated financial statements included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
We are managed by our board of directors (
conselho de administração)
, composed of a minimum of nine and a maximum of 11 effective members. Only for the 2021/2023 biennium, our board of directors must have 13 members. Our board of executive officers (
diretoria
), is composed of no less than four and no more than 13 members (each an executive officer). We have a permanent fiscal council (
conselho fiscal
), which is composed of at least three and no more than five members and an equal number of alternates.
There are no family relationships among the members of our board of directors and/or our board of executive officers.
Board of Directors
Our board of directors meets ordinarily eight times a year and extraordinarily when called by the chairman. It is responsible for, among other things, establishing our general business policies and electing our executive officers and supervising management.
Our board of directors is appointed by our shareholders for a two-year
term, reelection is permitted, and there are three reserved seats as follows: (i) one effective and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two effective and two alternate members to be appointed by our employees (one board member and his alternate to be appointed by the Employee Investment Club of the Company—
CIEMB—Clube de Investimentos dos Empregados da Embraer
and one board member and his or her alternate to be appointed by the non-shareholder
employees of the Company). The remaining eight effective directors are elected in accordance with the slate voting, or cumulative voting, rules according to our bylaws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—10. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.
According to the
Novo Mercado
listing segment rules, the members of our board of directors agreed to comply not only with the
Novo Mercado
rules but also with the rules of the B3 Arbitration Chamber before taking office. In order to take office, the members of the board of directors must execute a term of investiture (
termo de posse
).
Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	77	Chairman	2011
Raul Calfat	69	Vice-President	2017 (1)
Alexandre Magalhães Filho	69	Member	2015
Claudia Sender Ramirez	47	Member	2021
Dan Ioschpe	57	Member	2020
Dejair Losnak Filho	58	Member	2017 (2)
João Cox Neto	58	Member	2011
Kevin G. McAllister	58	Member	2021
Marcelo Kanitz Damasceno	62	Member	2021
Maria Leticia de Freitas Costa	62	Member	2017
Pedro Wongtschowski	75	Member	2015
Sergio Guillinet Fajerman	49	Member	2020
Todd Messer Freeman	58	Member	2021

(1)	Appointed as the vice-president of our board of directors on May 18, 2020.
(2)	Elected as member of the board of directors from 2017 to 2019 and re-elected in 2021.

Alexandre Gonçalves Silva.
Mr. Silva holds a Bachelor of Science degree in mechanical engineering from
Pontifícia Universidade Católica do Rio de Janeiro
(PUC Rio de Janeiro). In his
40-year
career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was the CEO of General Electric (GE) in Brazil from 2001 to 2007 and since then, he has occupied positions on boards of directors of various companies. Mr. Silva is the chairman and an independent member of our board of directors, an independent member of the board of directors of Nitroquímica and Iochpe-Maxion. Since 2003, Mr. Silva is also a pro bono board member of the American Chamber of Commerce.
Raul Calfat.
Mr. Calfat holds a degree in business administration from
Funda
ç
ã
o Get
ú
lio Vargas
(FGV). Mr. Calfat (i) was the CEO of Votorantim S.A. until December 2013, and the chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019; (ii) has been the chairman of the board of directors of Aché Laboratórios Farmacêuticos since September 2018; (iii) has been an independent board member of Duratex S.A. since 2015; (iv) has been an independent member of the board of directors of China Three Gorges Brasil since January 2021; (v) has been an independent board member of Fleury S.A. since May 2021, He is also a senior advisor at RGE Pte Ltd (Singapore), Macquarie Serviços Agricolas Participações Ltda and at Bracell SP Cellulose Ltda and (vi) has been a member of the board of
Sírio-Libanês
Hospital from August 2015 up to April 2020. Mr. Calfat is an independent member of our board of directors, and also acts as the coordinator of our Strategy and Innovation Committee and as a member of our audit, risks and ethics committee.
Alexandre Magalh
ã
es Filho.
Mr. Magalhães Filho holds a degree in accounting sciences from
Faculdade de Ci
ê
ncias Econ
ô
micas e Administrativas Professor Ulisses Vieira
, class of 1975, with a specialization in budget analysis. He has been an employee of Embraer since 1986, holding the following positions: (i) budget supervisor, from 1986 to 2008; (ii) assistant controllership officer; (iii) pricing and economic planning manager, from 2008 to 2010; and (iv) costs manager. Mr. Magalhães Filho is a member of our board and also acts as a financial process manager in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho was a member of the fiscal council of (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012 and reelected for two terms from 2015 to 2018 and from 2018 to 2021; and (iii) Cooperativa dos Empregados da Embraer (Cooperemb), from 2009 to 2011, and was also elected to their board of directors from 2015 to 2017. He is also a member of the fiscal council of Instituto Embraer de Educação e Pesquisas, since 2001. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on our board of directors from 2013 to 2015, was elected as an effective director for three consecutive terms, from 2015 to 2017, 2017 to 2019, 2019 to 2021, and 2021 to 2023 as appointed by Embraer’s employees.
Claudia Sender Ramirez
. Mrs. Ramirez has a bachelor’s degree in chemical engineering from Escola Politécnica da Universidade de São Paulo, obtained in 1998 and an MBA degree from Harvard Business School, earned in 2002. She was recognized by the World Economic Forum as a Young Global Leader in 2014. Mrs. Ramirez is a member of the board of directors of companies listed in Brazil and Europe, such as Gerdau in Brazil, Telefonica in Spain and Holcim in Switzerland. In addition, she is a member of the board of directors of several NGOs, such as Amigos do Bem, Hospital Israelita Albert Einstein, Gastromotiva and Instituto Tecnologia e Sociedade. Before serving as a board member, Mrs. Ramirez was President and CEO of LATAM Airlines Brasil and Chief Customer Officer of Latam globally. She started her career at TAM in December 2011. She worked for 7 years with consumer goods at Whirpool in Brazil, mainly in the areas of marketing and product development. Prior to joining Whirlpool, she was a consultant at Bain&Company for 7 years, working in several industries and countries. Mrs. Ramirez was elected as an effective member of the board of directors of Embraer S.A. She is an independent member of our board of directors and a member of the People and ESG Committee and the audit, risk and ethics committee.

Dan Ioschpe
. Mr. Ioschpe holds a bachelor’s degree in journalism from
Universidade Federal do Rio Grande do Sul
(UFRS), class of 1986, with a specialization in marketing from
Escola Superior de Propaganda em Marketing
(ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Since May 2020, Mr. Ioschpe is an independent member of our board of directors, and also a member of our Strategy and Innovation Committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of Cosan S.A., WEG S.A., Marcopolo S.A. and BRF S.A., a chairman of the board of directors of Sindipeças and IEDI, and a member of the board of SESI/SP and ABDI. Mr. Ioschpe held several positions in Iochpe-Maxion S.A. and was the President of AGCO do Brasil from 1996 to 1998.
Dejair Losnak Filho
. Mr. Losnak Filho holds a bachelor’s degree in law from Universidade do Vale do Paraíba in São José dos Campos, 2011, and a postgraduate degree in social security and labor law from UNISAL, in São José dos Campos, obtained in 2013 and a postgraduate degree in social security law from Faculdade Legale, São Paulo, 2016, a training for members of the board of directors and fiscal council by IBGC completed in 2017/2019 and a certification of member of the fiscal council by FGV, obtained in 2019. Mr. Losnak Filho has been a member of the Fiscal Council of COOPEREMB since 2018, served as an effective member of the board of directors of Embraer from 2017 to 2019 and as a member of the Deliberative Council of Embraer’s Pioneers and Veterans Association (APVE—Associação dos Pioneiros e Veteranos da Embraer) from 2017 to 2020. In April 2021, Mr. Losnak Filho was elected as an effective member of the board of directors of Embraer, by the company’s non-shareholder
employees. He has also been an employee of Embraer since 2003, working as a production programmer.
Jo
ã
o Cox Neto.
Mr. Cox currently serves as Chairman the board of directors of Vivara S.A., vice-chairman of Braskem S.A. and also as a member of the boards of directors Embraer S.A. and served as a member of the board of direct of Petrobras S.A and Linx S.A. He is the founding partner and managing director of Cox Investments & Advisory. Between 2006 and 2010, Cox served as CEO and vice-chairman of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004 and also as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox has served as a member of the boards of directors of certain companies in Brazil, Argentina, The Netherlands and Israel. He also served as a board member of the CRSFN— National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly-Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox is an independent member of the board of directors of Embraer, also acting as a head of the Audit and Risks Committee and member of the People and ESG Committee.
Kevin Gregory McAllister
. Mr. McAllister has been an independent member of the board of directors of Embraer S.A. since September 2021. Mr. McAllister brings more than 30 years of experience in the aerospace industry through his tenures with Howmet Corporation, GE Aviation, and the Boeing Company. He has 27 years of engine experience at GE, complemented by close to three years of experience at Boeing, serving as the President and CEO of Boeing Commercial Airplanes. He is a certified Six Sigma Master Black Belt, with deep understanding of operational efficiency and excellence. Mr. McAllister’s current experience as a senior operating partner at the private equity firm AE Industrial Partners, as well as his Board role at Belcan (owned by AE Industrial), has provided him with a much broader industry exposure, particularly as it relates to new markets and technologies, such as satellites, space and eVTOL. Mr. McAllister is the current Chairman of the Board of Directors of ORBIS International, a
non-profit
global organization dedicated to preserving and restoring sight worldwide. Also, he has served in various positions in other companies or third sector organizations, he was a member of the Board of Director of the Washington Roundtable and Challenge Seattle, organization that brings senior executives together for positive change in policies that support a vibrant Washington state economy and served as President of the Wings Club Board of Governors, the premier global society of aviation professionals and a leading forum for aviation issues since 1942. Mr. McAllister has a bachelor’s degree from University of Pittsburgh, Metallurgical and Materials Engineering, 1987. Mr. McAllister is a member of Embraer’s Strategy and Innovation Committee.

Marcelo Kanitz Damasceno
. Mr. Damasceno completed several academic courses, including an Aviation Officer Training Course, an Officer Improvement Course at Escola de Aperfeiçoamento de Oficiais, a Command and General Staff Course at Universidade da Força Aérea – UNIFA, and an Aerospace Policy and Strategy and Business Administration course at Universidade de Santa Catarina. Mr. Damasceno received several awards, including, Order of Defense Merit—Grand Officer Degree, Order of Aeronautical Merit—Grand Officer Degree, Order of Military Judicial Merit—High Distinction Degree, Order of Rio Branco—Officer Degree, National Order of Merit (French government) and Santos-Dumont Medal of Merit. In the military area, he served in various positions, including, Secretary of Economy, Finance and Administration of the Air Force, from January 2019 to October 2020 and Head of the Office of the Air Force Commander, from April 2016 to January 2019. He has been Chief of the Air Force General Staff since October 2020. In April 2021, Mr. Damasceno was elected as an effective member of the board of directors of Embraer, by the Brazilian Federal Government, as holder of a golden share.
Maria Leticia de Freitas Costa.
Mrs. Costa holds a Bachelor of Science degree in industrial engineering from the Polytechnical School of the
Universidade de São Paulo
, class of 1982, and an MBA degree from the Samuel Curtis Johnson School of Business at Cornell University, class of 1986. Mrs. Costa is an independent member of our board of directors, also acting as the coordinator of our People and ESG Committee and as a member of our Strategy and Innovation Committee.
Mrs. Costa is also a partner at Prada Assessoria Empresarial Ltda. since 2010; member of the board of directors of Localiza S.A. since 2009; member of the Board of Directors of BrasilSeg and Mapfre Holding since 2015; a member of the board of directors of Totvs S.A. since 2017; a member of the board of directors of Mapfre S.A. since 2015. She was a member of the board of directors of Martins S.A. from 2014 to 2020. She was also a member of the board of directors of RBS Mídia from 2016 to 2018; member of the audit committee of Votorantim Cimentos from 2015 to 2018; she was the coordinator of the strategy committee at Votorantim Cimentos from 2018 to 2019; member of the audit committee of Votorantim Metais (VMH and CBA) from 2015 to 2017; post-graduation director of the Insper Institute of Education and Research from 2011 to 2015; member of the board of directors of Marcopolo from 2012 to 2016; member of the board of directors of Gafisa S.A. from 2011 to 2012; member of the audit committee of Votorantim Industrial from 2012 to 2014; and a member of the Strategy and Innovation Committee of Bematech S.A. from 2014 to 2015.
Pedro Wongtschowski.
Mr. Wongtschowski holds a bachelor’s degree in chemical engineering and master and PhD degrees in engineering from the Polytechnical School of the University of São Paulo (
Universidade de S
ã
o Paulo
), classes of 1970, 1978 and 1998, respectively. He was CEO of Oxiteno S.A. from 1992 to 2006. From January 2007 to December 2012, he was the president and CEO of ULTRAPAR Participações S.A., a publicly held company doing business in the fields of fuel distribution (
Ipiranga
), LPG distribution (
Ultragaz
), bulk liquid logistics (
Ultracargo
), and specialty chemicals (Oxiteno). Mr. Wongtschowski is the chairman of the board of directors of Ultrapar Participações S.A., an independent director of Embraer S.A. and Centro de Tecnologia Canavieira S.A., as well as a member of our Strategy and Innovation Committee.
Sergio Guillinet Fajerman
. Mr. Fajerman holds a Bachelor of Science degree in economics from
Universidade do Rio de Janeiro
(UFRJ) in 1998, an MBA degree in corporate finance from IBMEC in 2020 and an MBA degree from INSEAD in Fontainebleau, France in 2004. Since May 2020, Mr. Fajerman is a member of our board of directors, also acting as a member of our People and ESG Committee, and a partner and executive director of HR at Itaú Unibanco since 2017.
Todd Messer Freeman
. Mr. Freeman has been an independent member of the board of directors of Embraer S.A. since September 2021. Mr. Freeman brings over 30 years of experience in the aviation industry, the majority of which has been spent in a leasing capacity at GECAS. He leveraged his early years in the finance function to evolve into an exceptional commercial leader in the aircraft leasing world. He brings good technical knowledge across a range of airframe and engine types. Mr. Freeman spent 12 years leading

GECAS’ regional aircraft business, which provided him with great exposure to Embraer and other major regional players. His engagement with NAC today furthers his knowledge of this market segment. He has an intimate understanding of the regional aircraft market and the competitive landscape, including business challenges and opportunities. He has been a Special Advisor to the President of Nordic Aviation Capital, since 2019. From 1989 to 2018, he held various positions in General Electric Company. Mr. Freeman holds several positions in other companies or third sector organizations, as follows: Treasurer and member of the Executive Committee of Airlink; member of the Board of Mubadala Infrastructure Partners; Chairman of the Board of ISTAT Foundation; member of the Board of the Regional Airline Association (US); member of the Board of the European Regions Airline Association; member of the Board of GRA, Inc (airline/airport advisory). Mr. Freeman has a bachelor’s degree from Lehigh University in Accounting & Finance,1982, an MBA in Finance & Strategic Planning, 1987, from the Wharton School of the University of Pennsylvania and an M.A. in International Studies, 1987, from the Wharton School of the University of Pennsylvania. Mr. Freeman is a member of Embraer’s Strategy and Innovation Committee.
Committees
Three committees were formed to assist the board of directors in its duties and responsibilities:

•	Strategy and Innovation Committee. See “—C. Board Practices—Strategy and Innovation Committee” below.

•	Audit, Risk and Ethics Committee . See “—C. Board Practices—Audit, Risks and Ethics Committee” below.

•	People and ESG Committee. See “—C. Board Practices—People and ESG Committee” below.

•	Fiscal Council . See “—C. Board Practices—Fiscal Council” below.
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
According to the
Novo Mercado
rules, the members of our board of directors agreed to comply not only with the
Novo Mercado
rules but also with the rules of the B3 Arbitration Chamber before taking office. In order to take office, the members of the board of directors must execute a term of investiture (
termo de posse
).
Our chief executive officer’s tenure will end on April 2023, at our annual and special general shareholders’ meetings. We will formalize the announcement of our president and chief executive officer on or before this date.
Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	63	President and Chief Executive Officer	2019
Antonio Carlos Garcia	56	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Fabiana Klajner Leschziner	50	Executive Vice President – General Counsel & Chief Compliance Officer	2016
Jackson Medeiros de F. Schneider	57	Executive Vice President – Defense and Security	2014

Francisco Gomes Neto
. Mr. Gomes Neto holds a degree in electrical engineering from Universidade de Mogi das Cruzes (UMC), class of 1981, and an MBA degree in controlling and finance from Universidade de São Paulo (USP), class of 2001. He has also concluded specialization courses in business administration at Fundação Getúlio Vargas (FGV) in 2000, finance and risk management at St. John’s University in 2002, executive education programs at University of Michigan in 2002 and at Instituto Brasileiro de Governança (IBGC) in 2018. Mr. Gomes Neto is our president and chief executive officer since May 2019. He has extensive experience in management positions, including CEO positions for approximately 20 years, in the transportation sector in Brazil and abroad. Mr. Gomes Neto was the CEO of Marcopolo Group, one of the leading bus body manufacturers in the world, when he led the company’s transformation process, generating strong sales growth and market value for the business. He was also the CEO Americas of the company Mann+Hummel and was the president of Knorr Bremse, a leading company in commercial vehicle control systems.
Antonio Carlos Garcia
. Mr. Garcia. Mr. Garcia holds a degree in accounting from Faculdades Integradas Campos Salles, class of 1989 and an MBA degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC – São Paulo), class of 1999. Furthermore, Mr. Garcia holds an MBA at Duke University from Siemens Management Program in 2001. He also participated in ThyssenKrupp Executive Program at Harvard Business School in 2011. Mr. Garcia was elected Executive Vice President, Financial and Investor Relations on January 1, 2020. Since July 2020 he is also responsible for Procurement. Mr. Garcia worked at ThyssenKrupp where he served as global CFO of the forged technologies business unit in Germany. Previously, he worked for six years at the ZF Group in Brazil and over eighteen years at the Siemens Group, where he worked in several business segments.
Fabiana Klajner Leschziner
. Mrs. Leschziner holds a law degree from the Universidade de São Paulo (USP) School of Law, class of 1993, and an LL.M. degree from Cornell Law School. She specializes in compliance, corporate law, corporate finance, capital markets, antitrust and international trade. Mrs. Leschziner is our executive vice president, general counsel and chief compliance officer since June 2016. She worked at DuPont in Brazil from September 2002 to December 2015 as the legal and government affairs director for Brazil and from January 2016 to June 2016 as legal director for Brazil and the Andean Region, responsible for the legal aspects of all business of DuPont in Brazil, Colombia, Venezuela, Peru, Ecuador and Bolivia. She was also an associate at Davis Polk & Wardwell in New York from July 1998 to December 2001.
Jackson Schneider
. Mr. Schneider is the President and CEO of Embraer Defense and Security, which provides solutions for defense, space and security customers. He also holds the position of Executive Vice-President of Governmental Relations for Embraer worldwide. Jackson is currently the Chairman of Visiona (space technology Embraer/Telebras joint venture), the Chair of the Brazilian Chapter of BRICS Business Council (CEBRICS) and a member of the Board of Directors of OGMA (aeronautic industry Embraer/Portuguese Government joint venture), the
Mercedes-Benz
do Brasil Advisory Council, and he is the President of COSCEX (Superior Council for Foreign Trade). He is also an active member in various not-for-profit
organizations, including the Biennial Foundation of Sao Paulo, the AACD (Association to Support Disabled Children) and MASP – Assis Chateaubriand São Paulo´s Art Museum. Mr. Schneider began his career at the Brazilian Ministry of Justice, actively participating in a number of government committees and special task forces. Prior to joining Embraer, Jackson held management positions in private sector companies such as
Mercedes-Benz
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

B. Compensation
Overview
Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.
For the fiscal year ended December 31, 2021, the aggregate compensation that we paid to members of the board of directors, the audit, risks and ethics committee, and the executive officers for services in all capacities was US$6.1 million of which US$2.5 million to members of the board of directors and US$3.6 million to the executive officers. In the same period, we paid US$0.1 million to members of the fiscal council.
For the fiscal year ended December 31, 2021, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.6 million, which is included in the US$2.5 million compensation mentioned above.
In addition, in 2021, we contributed US$0.1 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2021, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.
Phantom Shares Plan
In February 2014, we adopted a long-term incentive plan aligned with our remuneration policy. This plan is based on the granting of virtual shares to officers and management and has as its objective of attracting and retaining highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company with that of shareholders. In general, participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to performance indicator target. We pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date after the third year, of the grant date.
The table below sets forth information about the grants under the Phantom Shares Plan as of December 31, 2021.

Grants under the Phantom Shares Plan	Year Granted	Total Benefit Granted	Amount of Virtual Shares Granted	Fair Value of Shares on December 31, 2021 (1)	Outstanding Virtual Shares as of December 31, 2021 (2)
		(in R$ millions)		(in R$ millions)
1st grant (3)	February 25, 2014	30.3	1,570,678	—	—
2nd grant (4)	March 3, 2015	30.2	1,237,090	—	—
3rd grant (5)	March 10, 2016	31.1	1,095,720	—	—
4th grant (5)	June 9, 2016	1.1	55,994	—	—
5th grant (5)	August 25, 2016	1.1	70,978	—	—
6th grant	August 24, 2017	30.5	1,930,350	5.0	230,750
7th grant	April 12, 2018	35.2	1,622,986	6.8	314,552
8th grant	March 12, 2019	22.4	1,160,552	19.3	885,237
9th grant	March 24, 2020	23.8	1,401,293	15.5	710,127
10th grant	November 13, 2020	43.6	6,530,000	52.2	2,399,444
11th grant	March 18, 2021	24.6	2,181,442	12.9	591,938

(1)	Refers to the estimated fair value of total virtual shares granted in each grant date.
(2)	Refers to outstanding virtual shares as of December 31, 2021 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.
(3)	Virtual shares granted under the first grant were fully paid in February 2019.
(4)	Virtual shares granted under the second grant were fully paid on March 2020.
(5)	Virtual shares granted under the third, fourth and fifth grant were fully paid on March 2021, June 2021 and August 2021, respectively.
For additional information on this plan, see Note 29.1 to our 2021 audited consolidated financial statements.
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
Employee Profit-Sharing Plan
We first implemented a profit-sharing plan in 1998 that linked employee profit sharing to dividend payments. In 2020, we approved a new profit-sharing plan that linked employee profit sharing, as a percentage of the employee’s monthly wage, to the achievement of corporate targets, such as free cash flow and operating margin.
For the 2021, 2020 and 2019 fiscal years, we distributed US$10.7 million, US$9.0 million and US$ 18.6 million to our employees under our profit-sharing plan.
Defined Contribution Pension Plan
We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2021, 2020 and 2019 were US$12.0 million, US$12.3 million and US$19.0 million, respectively. For additional information on our post-retirement benefits, see Note 26.5.2 to our 2021 audited consolidated financial statements.
Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$36.5 million as of December 31, 2021, US$24.7 million as of December 31, 2020, US$27.3 million as of December 31, 2019. The increase observed in 2021 is related to remeasurement of the plan based on updated actuarial assumptions and increase of inflation associated with healthcare.
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
C. Board Practices
Our board of directors is appointed for a
two-year
term. See “—A. Directors and Senior Management—Board of Directors.”
The current executive officers were elected by the board of directors, with a term of office lasting until the meeting of our board of directors to be held following the annual general meeting of our shareholders in 2023 to approve our financial statements for the fiscal year ended December 31, 2022. The members of our board of directors and our executive officers have a uniform two-year
term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “6A. Directors and Senior Management—Executive Officers.”
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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
João Cox Neto	58	Coordinator and Effective member	2015 (1)
Claudia Sender Ramirez	47	Effective member	2021
Raul Calfat	69	Effective member	2020
Sergio Eraldo de Salles Pinto	57	External member	2011 (2)
Vanessa Claro Lopes	46	External member	2019 (3)

(1)	Mr. João Cox Neto was also a member of this committee from April 2011 through April 2013.
(2)	Mr. Sergio Eraldo de Salles Pinto was elected in May 2020 as an external member of the Audit, Risks and Ethics Committee, after resigning as an effective member of our board of directors.
(3)	Ms. Vanessa Claro Lopes was elected in July 16, 2019 as an external member of the Audit, Risks and Ethics Committee.
João Cox Neto.
See “—A. Board of Directors.”
Claudia Sender Ramirez.
See “—A. Board of Directors.”
Raul Calfat.
See “—A Board of Directors.”
Sergio Eraldo de Salles Pinto
. Mr. Salles Pinto holds a bachelor’s degree in economics from Centro de Ensino Unificado de Brasília (CEUB) and in electrical engineering from Universidade de Brasília (UnB). He holds a master’s degree in economics from FGV – Rio de Janeiro (EPGE) and a master’s degree in business administration from Universidade Católica do Rio de Janeiro (PUC). Since 2011, he has been serving as chief executive officer of Grupo Bozano, where he served as executive officer from 2000 to 2010. From 1988 to 2000, he worked at a number of companies of Banco Bozano, Simonsen S.A. In April 2009, he was elected for the first time as member of our board of directors and served as independent member until May 2020. Mr. Salles Pinto serves as member of the board of directors of Azul Linhas Aéreas.
Vanessa Claro Lopes
. Ms. Lopes holds a bachelor’s degree in accounting sciences from Universidade Federal Fluminense, or UFF, a bachelor’s degree in system analysis from FATEC/BS, and a master’s degree in management systems from UFF, with specialization in corporate management from EAESP FGV and computer networks from Universidade São Judas. Ms. Lopes was a professor of system audit and information security at Faculdade Objetivo, from 1997 to 1998. She has 26 years of professional experience and currently serves as independent member in the boards of directors of Afya Limited and Lojas Americanas S.A.; coordinator of the audit committee of Tegma Logística S.A.; member of the audit committees of Afya Limited and Lojas Americanas S.A.; and member of the fiscal councils of Cosan S.A., Comgás S.A. and Cosan Logística S.A. Mrs. Lopes served as chairman of the fiscal council of Via Varejo S.A. and member of the fiscal councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A. and Estácio Participações S.A. She has significant experience in publicly-held companies, listed in Brazil and in the United States. Mrs. Lopes served as executive officer of the corporate internal audit area of Grupo TAM S.A. and chief internal audit officer of Globex Utilidades S.A., from 2004 to 2014. She started her career in 1995 at PwC Brasil, in the Advisory Services area, and was responsible for the creation, in Brazil, of the group of revenue assurance specialists to service telecommunications companies. She was responsible for the internal audit teams of Grupo Telefônica S.A., from 2000 to 2004, implementing, together with Telefónica in Spain, the risk mapping for all companies of the group in Brazil.

People and ESG Committee
Our People and ESG Committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our bylaws. The purpose of this committee is to assist our board of directors with matters related to human resources issues, including appointment of executive officers and removal of executive officers from office and designation of their duties according to our bylaws, compensation and human relations policy and transfer of our resources to employee associations, charity and recreational entities, to the private security fund and foundation. Additionally, this committee also assists our board of directors with corporate governance matters.
Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our People and ESG Committee:

Name	Age	Position	Year First Elected
Maria Leticia de Freitas Costa	62	Coordinator and effective member	2019
Claudia Sender Ramirez	47	Effective member	2021
João Cox Neto	58	Effective member	2011
Sergio Guillinet Fajerman	49	Effective member	2020
Beatriz Botelho de Oliveira	57	External member	2021
Maria Leticia de Freitas Costa.
See “—A Board of Directors.”
Claudia Sender Ramirez.
See “—A Board of Directors.”
João Cox Neto. See “—A Board of Directors.”
Sergio Guillinet Fajerman.
See “—A Board of Directors.”
Beatriz Botelho de Oliveira
.
Mrs. Botelho holds a bachelor’s degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) with a specialization in Environmental and Sanitary Engineering from the Universidade do Rio de Janeiro (UERJ) and an MBA in Business Management from the São Paulo Business School. A professional with 35 years of experience in the environmental and sustainability area, Mrs. Botelho is an Environmental and Sustainability Consultant at B2 Consultoria Ambiental. She was the Head of Environment for South America at Ambev, from 1991 to 2020, including 49 industrial plants. She was responsible for the sustainability strategy supply and Leadership of the Sustainability Committee, responsible for environmental management and control, eco-efficiency
indicators as well as environmental training and team building. She performed natural resource preservation work with a reduction of more than 50% in water consumption among other activities. She has experience in Europe and the USA in the development of global environmental policies and standards. She has received 3 global awards for the development of best sustainability practices and 7 consecutive global awards for South America as the Company’s Best Zone in Environmental Management (2014 to 2020), and the 2017 CEBEDS (Brazilian Business Council for Sustainable Development) award for Women’s Leadership in Brazil for Sustainability. Mrs. Botelho is an external and independent member of our People and ESG Committee.
Strategy and Innovation Committee
Our Strategy and Innovation Commitee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our bylaws. The primary purpose of our Strategy and Innovation Committee is to assist the board of directors. The Strategy and Innovation Committee’s responsibilities include assisting the board of directors in the performance of its duties, focused on the following areas: (i) strategic objectives and macro-projects relating to our strategic plan and action plan, and (ii) potential opportunities in the assessment of new business.

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Strategy and Innovation Committee:

Name	Age	Position	Year First Elected
Raul Calfat	69	Coordinator	2017
Dan Ioschpe	57	Effective member	2020
Kevin G. McAllister	58	Effective member	2021
Maria Leticia de Freitas Costa	62	Effective member	2017
Pedro Wongtschowski	75	Effective member	2015
Todd Messer Freeman	58	Effective member	2021
Raul Calfat.
See “—A Board of Directors.”
Dan Ioschpe.
See “—A Board of Directors.”
Kevin G. McAllister.
See “—A Board of Directors.”
Maria Leticia de Freitas Costa.
See “—A Board of Directors.”
Pedro Wongtschowski.
See “—A Board of Directors.”
Todd Messer Freeman.
See “—A Board of Directors.”
Fiscal Council
Under the Brazilian Corporate Law, the fiscal council is a corporate body independent of management and a company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee. The primary responsibility of the fiscal council has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. In our case, our statutory audit, risks and ethics committee, established in accordance with the
Novo Mercado
Listing Rules, will serve as the equivalent of a U.S. audit committee. For additional information on our committees, see “—A. Directors and Senior Management—Committees.”
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
Our fiscal council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our fiscal council and respective alternates, elected at our annual shareholders’ meeting held on April 26, 2021.

The following table sets forth the name and year of election of each of the members of our fiscal council as of the date of this annual report.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo (1)	59	Effective member	2008
Tarcísio Luiz Silva Fontenele	59	Alternate	2001
José Mauro Laxe Vilela (2)	74	Effective member	2011
Wanderley Fernandes da Silva	48	Alternate	2011
Mauricio Rocha Alves de Carvalho	60	Effective member	2016
Mario Ernesto Vampré Humberg	58	Alternate	2020
João Manoel Pinho de Mello	48	Effective member	2018

(1)	President of the fiscal council.
(2)	Vice-President of the fiscal council.
D. Employees
The table below sets forth the number of our employees by category at the dates indicated, and includes the employees of our wholly owned subsidiaries. The total consolidated employees refer to employees at all of our subsidiaries and joint ventures, including, OGMA, ECTS, and Visiona:

	As of December 31,
	2021	2020	2019
Production Process	7,882	7,874	6,537
Research and Development	3,562	3,590	5,371
Customer Support	2,847	2,599	2,348
Administrative—Production Support	253	262	1,632
Administrative—Corporate	1,447	1,333	2,846

Total (including only wholly owned subsidiaries of Embraer S.A)	16,067	15,658	18,734

Total Consolidated Employees	18,320	18,125	21,271

Approximately 76% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in the city of São José dos Campos.
Embraer fully supports the choice of union association of its employees. In Brazil, 5.6% of our employees are unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.
We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.
E. Share Ownership
As of December 31, 2021, our board members owned 44,600 of our common shares and our executive officers did not own any of our common shares. As of the same date, members of our fiscal council owned one of our common shares and none of our directors individually owns more than 1.0% of the outstanding common shares.
For a description of our stock option plan terminated in March 2020 that was applicable to our executive officers and employees in 2020, including those of our subsidiaries, see “—B. Compensation—Stock Option Plan.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
A. Major Shareholders
Shareholders
As of the date of this annual report, we have a total authorized capital of 1,000,000,000 shares, of which 740,465,044 common shares were issued, including one special “golden share” held by the Brazilian government. The golden share provides the Brazilian government with veto rights in certain specific circumstances. In addition, non-Brazilian
shareholders may have their voting rights restricted in certain specific circumstances. For additional information on the voting rights of our common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares.”
The table below sets forth information related to the number of shares held by our significant shareholders, as of December 31, 2021, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares (1)	(%)
Brandes Investment Partners, L.P. (2)	112,071,399	15.14
BNDES Participações S.A.—BNDESPAR (3)	39,762,489	5.37
União Federal/Brazilian government (4)	1	0.0
Shares in company treasury	5,832,238	0.79
Others	582,798,918	78.71

Total	740,465,044	100.0

(1)	The number of shares includes our ADS.
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
There have been no significant changes in percentage ownership by any major shareholder in the past three years. On December 31, 2021, we had approximately 98,814 holders of common shares, including common shares in the form of ADSs. On December 31, 2021, an aggregate of 94,342,163 ADSs were held by 151 record holders, including DTC in the United States.
B. Related-Party Transactions
The Brazilian Government
The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.” As of December 31, 2021, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related-party transactions.”

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
For additional information on the role of the Brazilian government in our business activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For additional information regarding our related-party transactions, see Note 14.1 to our 2021 audited consolidated financial statements.
A Major Customer (Brazilian Government)
The Brazilian government, mainly through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2021, the Brazilian government, again mainly through the Brazilian Air Force, accounted for 40.7% or US$241.9 million of the revenue of our Defense and Security business. In addition, as of December 31, 2021, we had US$410.3 million in contract assets and US$153.2 million in contract liabilities in connection with the Brazilian Air Force. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4. Information on the Company—B. Business Overview—Defense and Security Business.”
Financing Source
FINEP
We maintain credit facilities with FINEP, which as of December 31, 2021, had a total outstanding balance of US$14.1 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For additional information on the amounts, maturity dates and interest rates of the principal loans we have with FINEP, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”
BNDES
The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements.”
We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2021, had a total outstanding balance of US$301.9 million. For additional information on the amounts, maturity dates and interest rates of these agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

A Service Provider (Banco do Brasil)
As of December 31, 2021, we maintained cash and cash equivalents of US$46.1 million with Banco do Brasil and several of its affiliates. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.
As of December 31, 2021, R$75.2 million of our cash, cash equivalents and financial investments were indexed to the variation of the CDI rate.
C. Interests of Experts and Counsel
Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
See to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this annual report.
Legal Proceedings
Arbitration Proceedings
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
For risks relating to the termination of the Boeing Transaction, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Legal proceedings pertaining to the now-terminated
strategic partnership with Boeing, including arbitration proceedings related to Boeing’s termination of and failure to close the MTA and/or the Contribution Agreement, may adversely impact our business, financial condition and results of operations.”

Labor Lawsuits
We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see Note 26 to our 2021 audited consolidated financial statements.
Tax Matters
We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus
or injunctions to avoid their payment or recover past payments. In 2007, we also received a notice of infraction (
autos de infra
ç
ã
o
) relating to the taxation of profits received from our foreign subsidiaries, which is still under discussion. For a further discussion of our tax lawsuits, see Notes 23 and 26 to our 2021 audited consolidated financial statements.
Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the SELIC rate, which is the key lending rate of the Brazilian Central Bank, and, accordingly, we make an accrual to the interest income (expenses), net line item on our statements of income. As of December 31, 2021, there was a US$53.7 million provision recorded as a liability (taxes, labor and civil related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these challenges, see Note 26 to our 2021 audited consolidated financial statements.
SEC/DOJ and Brazilian Public Prosecutor’s Investigations
In October 2016, we entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011. In February 2017, we entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, we and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby we undertook to collaborate with the investigations in that country.
We are aware that several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW
EMB-145
to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results, among the results of three other transactions, have been the subject of a settlement agreement between Embraer and the Brazilian and U.S. authorities in 2016. Embraer S.A. and ECC Investment Switzerland AG have been served in November 2021. To date, we believe that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.
Other Proceedings
In addition, we are involved in other legal proceedings, all of which are in the ordinary course of business.
Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations. For additional information on our legal proceedings, see Notes 26.1.1 to our 2021 audited consolidated financial statements.

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
We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$204.4 million, which was equal to 13% of our capital stock as of December 31, 2021.
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
As of December 31, 2021, accumulated retained earnings of US$1,048.1 million were recorded in our statutory parent company books under IFRS. In 2021, we had identified and corrected an adjustment of US$31.6 million reducing retained earnings due to revision of prior year financial statements, as disclosed in Note 2.1.5 of our audited consolidated financial statements. As of December 31, 2021, the amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.
For additional information, see Note 28 to our 2021 audited consolidated financial statements.
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
Payment of Dividends
We are required by the Brazilian Corporate Law and by our bylaws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under IFRS for the relevant fiscal year. Brazilian companies, including us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed cumulatively or in lieu
of dividends as part of the mandatory distributable amount. Subject to certain limitations set forth by legislation, distribution of interest on shareholders’ equity can be treated as a tax-deductible
expense for IRPJ and CSLL purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which the amount of the unclaimed dividends reverts to the Company.

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
Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert the proceeds into U.S. dollars and will cause the U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including the holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995. For additional information on Brazilian taxes, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”
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
Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is resident in a tax haven jurisdiction, that is, a country or location that does not impose any income tax or which imposes the tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment. For additional information on Brazilian taxes, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.
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

The following table sets forth the historical payments of dividends and historical payments of interest on shareholders’ equity we have made to our shareholders. We have not made any payments in 2020 and 2021.

Date of Approval	Period in which Profits were Generated	Total Amount of Distribution
		(in R$ millions)	(in US$ millions) (1)
March 10, 2016 (2)	First quarter of 2016	29.5	8.3
June 9, 2016 (2)	Second quarter of 2016	29.4	9.2
September 15, 2016 (2)	Third quarter of 2016	14.7	4.5
March 8, 2017 (2)	First quarter of 2017	29.4	9.3
April 12, 2017 (3)	Full year of 2016	75.0	23.4
June 2, 2017 (2)	Second quarter of 2017	29.4	8.9
September 6, 2017 (2)	Third quarter of 2017	29.3	9.2
December 14, 2017 (2)(4)	Fourth quarter of 2017	66.0	19.9
March 5, 2018 (2)	First quarter of 2018	14.7	4.4
June 14, 2018 (2)	Second quarter of 2018	14.7	3.8
September 13, 2018 (3)	Full year of 2018	7.3	1.8
December 14, 2018 (3)(5)	Full year of 2018	7.4	1.9

(1)	Translated from nominal reais into U.S. dollars at the selling exchange rates in effect on the last date of the month in which the dividends were approved.
(2)	Represents interest on shareholders’ equity.
(3)	Represents dividend payments.
(4)	Amount declared in 2017 but paid in 2018.
(5)	Amount declared in 2018 but paid in 2019.
No dividends nor interest on shareholders’ equity were approved for 2019, 2020 and 2021. In 2019, 2020 and 2021, we did not distribute interest on shareholders’ equity and interim dividends. In 2018, we distributed US$11.9 million in interest on shareholders’ equity and interim dividends approved by Statutory Board of Directors in connection with shareholders’ equity reserves. In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. For additional information on mandatory distribution of dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Mandatory Distribution.”
Our functional currency is the U.S. dollar. Since we are established and domiciled in Brazil, the components of our shareholders’ equity are required under Brazilian Corporate Law to be measured accounted and maintained in Brazilian reais
, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from our original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars. Net earnings or losses incurred by us at the end of each fiscal year in U.S. dollars are translated to Brazilian reais
for Corporate Law accounting purposes at average exchange rate observed for that period, and then distributed, retained or absorbed by the statutory reserves. We file audited consolidated financial statements in Brazil (translated to Brazilian reais
based on requirements of IAS 21), which discloses the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.
As of January 1, 2020, we had retained earnings recorded in the statutory reserves in the historical amount of US$2,110.0 million, out of which US$1,856.7 million would be available for distribution under our by-laws.
These components in historical
reais
as at January 1, 2020 were R$2,595.4 million and R$2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$731.9 million, the statutory reserves reduced to US$1,377.8 million, however in reais
the reserves were fully absorbed due to the translation of losses incurred at average exchange rate observed in 2020, which cause the losses translated to reais
of R$3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, we presented retained losses of R$ 1,021.0 million as at December 31, 2020 under the Brazilian Corporate Law requirements, which restricts us to distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings. In 2021, the losses incurred of US$44.7 million reduced the statutory reserve (retained earnings) in historical U.S. dollars to US$ 1,301.5 million, out of which US$1,048.1 million would be available for distribution in case no restriction exist, but such losses in the amount of R$274.8 million as translated to reais
further increased the retained losses translated to
reais
to R$1,423.0 million.

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

B.	Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2021. For further information, see Note 39 to our 2021 audited financial statements.

Item 9.	THE OFFER AND LISTING
A. Offer and Listing Details
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
B. Plan of Distribution
Not applicable.
C. Markets
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

The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2021, the B3 had an aggregate market capitalization of approximately R$4.6 trillion, equivalent to US$0.8 trillion. In comparison, the NYSE had a market capitalization of approximately US$27.7 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half
of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2021, we accounted for approximately 0.4% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.
Trading on the B3 by
non-residents
of Brazil is subject to limitations under Brazilian foreign investment legislation.
Novo Mercado Corporate Governance Practices
In 2000, the B3 introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and the
Novo Mercado
, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3, by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.
To become a Level 1 (
Nível
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
To become a Level 2 (
Nível
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
To be listed on the
Novo Mercado
, an issuer must meet all of the requirements described above, in addition to (i) issuing only voting shares, (ii) have at least two, or the equivalent of 20% of the board members, whichever is bigger, independent members on the board of directors, with a term limited to two years, (iii) follow stricter disclosure policies with regards to the company’s policies, the internal rules of procedures, the code of business conduct and periodic reports of the audit committee, and (iv) adopt stricter compliance procedures, including an audit committee, an internal audit and other risk management controls.

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
Under the Brazilian Corporate Law, a corporation is either publicly held (
companhia
 aberta
), like us, or closely held (
companhia
 fechada
). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements. Our shares are listed and traded on the
Novo Mercado
segment of the B3 and may be traded privately subject to limitations.
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
Trading on the B3 by
non-residents
of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our common shares and the depositary for our ADSs has obtained an electronic certificate of registration from the Brazilian Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Brazilian Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Brazilian Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.
Disclosure Requirements
Pursuant to CVM Resolution No 44, of August 23, 2021, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies.
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

•
specify examples of facts that are considered to be material, which include, among others, the execution amendment or termination of a shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake;

•	restrict the use of insider information; and

•
prohibits the company controlling shareholders, directors, members of the board of directors and the supervisory board to carry out any trading with the securities issued by the company, or related to them, during the period that comes before the date of disclosure of the information quarterly accounting and annual financial statements of the company.

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Set forth below is certain information concerning our capital stock, and a brief summary of certain significant provisions of our bylaws, the Brazilian Corporate Law, the relevant rules and regulations of the CVM, and the relevant
Novo Mercado
rules applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our bylaws and to Brazilian law.
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

Description of Capital Stock
General
As of December 31, 2021, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 5,832,238 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,000 common shares, irrespective of any amendment to our bylaws and of shareholder approval. As of February 28, 2022, we had 734,604,605 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.
Share Buyback
Pursuant to our bylaws, our board of directors approved on December 7, 2007 a share buyback program for our common shares, in compliance with
Instru
ç
ã
o
CVM No. 567, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 outstanding common shares. The acquisition of the shares was made on the B3 and the common shares bought back were kept in treasury form, and the treasury shares did not have any political or economic rights. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share. See “Item 16. Reserved—E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
On November 12, 2020, our board of directors approved a new share buyback program for our common shares. We were authorized to buy back up to an aggregate of 7,000,000 common shares. Our common shares outstanding totaled 736,143,105 as of November 12, 2020 and our total of treasury shares as of this date was 4,291,938 which was based on the shareholder base of November 12, 2020. The acquisition of 7,000,000 common shares had a maximum duration, within the buyback program, of 12 months and expired on November 12, 2021. In 2021, we bought back 1,540,300 shares which is the total of the shares repurchased in the aforementioned program.
Common Shares
Each common share is generally empowered with one vote at our shareholders’ meetings. Pursuant to our bylaws and the B3 listing agreement in connection with the listing of our shares on the
Novo Mercado
, we cannot issue shares without voting rights or with restricted voting rights.
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
The Brazilian Corporate Law and our bylaws require that all our shareholders’ meetings be called by publication of a notice in a newspaper of general circulation in the city where our headquarters are located, in a summarized form and with simultaneous disclosure of the full text of the documents on the page of the same newspaper online, which must provide digital certification of the authenticity of the documents kept on the page issued by a certifying authority accredited by the Brazilian Public Key Infrastructure
(ICP-Brazil),
currently the
O Vale
in São José dos Campos, at least 30 days prior to the meeting. In addition, publications are made in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the
Valor Econômico
. The quorum to hold a shareholders’ meetings at first call is the presence of shareholders representing at least 25% of the common shares (except for meetings convened to amend our bylaws or to waive the public tender offer required for delisting from
Novo Mercado
, which require a quorum of at least
two-thirds
of the common shares at first call); and at second call the meeting can be held with the presence of any number of shareholders.
According to our bylaws, in order to attend a shareholders’ meeting, a shareholder must show the evidence of ownership of the shares it intends to vote by showing an identification document and a proof of share ownership. Our shareholders may be represented at shareholders’ meetings by a proxy, issued within a one-year
period prior to the meeting to (1) one of our directors or officers, (2) a lawyer or (3) a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at shareholders’ meetings by their legal representatives or by a duly appointed attorney-in-fact,
pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code. Investment funds must be represented by their administrator.
Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Rule No. 480, as amended, and aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals and candidates for the election of members of the board of directors or fiscal council. For this purpose, this regulation provided the following:

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

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. For additional information on payment of dividends on our shares, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.” In addition, upon any liquidation of the company, the common shares are entitled to return of capital in proportion to their share of our shareholders’ equity.
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

•
transferring all of our shares to another company or receiving shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of the other company, known as a merger of shares (
incorporação de ações
);

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
non-Brazilian
shareholder.
The effect of this limitation on the voting rights of
non-Brazilian
shareholders (
i.e.
, their participation) is illustrated in the following table, where the column
“Non-Brazilian
Shareholder Participation” indicates the maximum percentage of votes a non-Brazilian
shareholder may cast:

Brazilian Shareholder Participation	Non-Brazilian Shareholder Participation	Non-Brazilian Shareholder Participation (1)
(% of capital stock)	(% of capital stock)	(%)
90	10	10.00
80	20	20.00
70	30	30.00
60	40	40.00
59	41	39.33
50	50	33.33
40	60	26.67
30	70	20.00
20	80	13.33
10	90	6.67

(1)	Number of votes calculated based on two-thirds of the Brazilian shareholders’ votes.
The tables below illustrate, in different situations, the voting system that will apply at our shareholders’ meetings.
Example 1
All Brazilian shareholders hold less than 5% and
non-Brazilian
shareholders hold a total of 40%, but without any individual holdings higher than 5%. This example shows a situation where the general restriction for non-Brazilian
shareholders does not affect the voting ratio.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes		Vote Ratio (Votes/Share)
Brazilian A	5	5	5	5		1.00
Brazilian B	5	5	5	5		1.00
Brazilian C	5	5	5	5		1.00
Brazilian D	5	5	5	5		1.00
Brazilian E	5	5	5	5		1.00
Brazilian F	5	5	5	5		1.00
Brazilian G	5	5	5	5		1.00
Brazilian H	5	5	5	5		1.00
Brazilian I	5	5	5	5		1.00
Brazilian J	5	5	5	5		1.00
Brazilian K	5	5	5	5		1.00
Brazilian L	5	5	5	5		1.00
Total Brazilians	60	60	60	60		1.00
Non-Brazilians (1)	40	40	40	40	(2)	1.00

Total	100	100	100	100		1.00

(1)
Assumes that no individual
non-Brazilian
shareholder holds more than 5% of our capital. If a
non-Brazilian
shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on such holding.

(2)	Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.
Example 2
One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian
shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	20	5	5.0		8.57	0.25
Brazilian B	5	5	5.0		8.57	1.00
Brazilian C	5	5	5.0		8.57	1.00
Brazilian D	5	5	5.0		8.57	1.00
Brazilian E	5	5	5.0		8.57	1.00
Brazilian F	5	5	5.0		8.57	1.00
Brazilian G	5	5	5.0		8.57	1.00
Total Brazilians	50	35	35.0		59.99	1.00
Non-Brazilians (1)	50	50	23.3	(2)	40.00	0.47

Total	100	85	58.3	(2)	100.00	0.58

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
Example 3
No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian
shareholder holds 30% and other
non-Brazilian
shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non-Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	5	5	5.0		10.0	1.00
Brazilian B	5	5	5.0		10.0	1.00
Brazilian C	5	5	5.0		10.0	1.00
Brazilian D	5	5	5.0		10.0	1.00
Brazilian E	5	5	5.0		10.0	1.00
Brazilian F	5	5	5.0		10.0	1.00
Total Brazilians	30	30	30.0		60.0	1.00
Non-Brazilians A	30	5	2.2	(2)	4.4	0.07
Non-Brazilians (1)	40	40	17.8	(2)	35.6	0.44

Total	100	75	50.0		100.0	0.50

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

Shareholder	% hares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	30	5	5.0		12	0.17
Brazilian B	25	5	5.0		12	0.20
Brazilian C	5	5	5.0		12	1.00
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00
Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians (1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100	0.42

(1)
Assumes that no individual
non-Brazilian
shareholder (except
Non-Brazilian
A) holds more than 5% of our capital. If a
non-Brazilian
shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.

(2)	Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.
Shareholders’ Agreement
Our bylaws limit any shareholder or group of shareholders from exercising voting control over us.
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
For additional information on our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
Election of Board of Directors
The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year
term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees (one board member and his or her alternate will be appointed by the Employee Investment Club of the Company (
CIEMB—Clube de Investimentos dos Empregados da Embraer
), and one Board member and his or her alternate will be appointed by the non-shareholder
employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A candidate may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

Any shareholder or group of shareholders has a right to propose and submit a slate of members for election to the board of directors different than the slate provided according to our bylaws (
i.e.,
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
In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. For additional information on the risks related to our preemptive rights, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares.
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

•
transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of the other company, known as a merger of shares (
incorporação de ações
);

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

In addition, if the entity resulting from a merger, merger of shares (
incorporação de ações
), as described above, or a consolidation or a
spin-off
of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which this decision was taken, the dissenting shareholders may also exercise their right of withdrawal.
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
According to the Brazilian Corporate Law, in events of consolidation, merger, merger of shares (
incorporação de ações
), participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class. According to CVM Rule No. 565, the applicable general stock index is the Bovespa index, or Ibovespa, of which we are a component.
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
The public tender offer must be (i) directed to all of our shareholders, (ii) made through an auction to take place on the B3, (iii) launched at a set price calculated in accordance with the procedure set forth below, (iv) paid upfront, in reais
, (v) made so as to assure equal treatment to all shareholders, (vi) irrevocable and not subject to any changes after publication of the bidding offer and (vii) based on a valuation report to be prepared in accordance with the rules set forth in our bylaws and in applicable CVM rules and regulations.
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
Delisting from the
Novo Mercado
Our delisting from the
Novo Mercado
, either by voluntary or compulsory action or by virtue of corporate restructuring, shall observe the
Novo Mercado
rules. At any time, we may delist our shares from the
Novo Mercado
, provided that a public tender offer for the acquisition of our outstanding shares is carried out.
If we are controlled by a shareholder, or a group of shareholders, at the time of our delisting from the
Novo Mercado
, either for our shares to be traded outside the
Novo Mercado
or as a result of a corporate

reorganization, the controlling shareholder or group of shareholders is responsible for conducting the public tender offer for the acquisition of our shares. If we are subject to widespread control at the time of our delisting from the
Novo Mercado
, either for our shares to be traded outside the
Novo Mercado
or as a result of a corporate reorganization, the shareholders present at the meeting may determine the persons responsible for carrying out the tender offer or decide to waive the tender offer.
If the public tender offer is carried out, our delisting in conditioned to shareholders representing more than 1/3 (one third) of our outstanding shares having (i) expressly agreed with the delisting decision or (ii) accepted the public tender offer (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the
Novo Mercado
, or because we are going private. Our delisting from the
Novo Mercado
will not result in the loss of our registration as a publicly held company on the Brasil, Bolsa, Balcão, or B3.
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
A voluntary delisting from the
Novo Mercado
may occur regardless of the completion of the tender offer mentioned above in the event of a waiver approved at a general shareholders’ meeting, which must observe the rules and conditions of the
Novo Mercado Rules
.
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
Novo Mercado
, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation, or the surplus, if there is any, between the price per share offered at the public tender offer, adjusted for inflation, and the price per share received by the selling controlling shareholders due to the transfer of control.

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
C. Material Contracts
Business Combination Agreement with Zanite
On December 21, 2021, Eve UAM, LLC, or EVE, one of our wholly-owned subsidiaries, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, a special purpose acquisition company focused on the aviation sector. Upon the closing of the transaction, which is expected to occur by the second quarter of 2022 and is subject to customary shareholders’ approval and conditions precedent, Zanite will change its name to Eve Holding, Inc., or Eve Holding, and will be listed on the New York Stock Exchange under the new ticker symbols, “EVEX” and “EVEXW.” Embraer, through its subsidiary Embraer Aircraft Holding, Inc., will remain a majority stockholder with an approximately 82% equity stake in Eve Holding following the closing of transaction. For more information, see note 1.1.4 of our 2021 consolidated financial statements included elsewhere in this annual report.
The transaction includes up to approximately US$237 million in cash from Zanite Acquisition Corp. and a US$305 million private investment in public equity deals (PIPE), anchored by Embraer S.A., Zanite Sponsor LLC, financial investors and a consortium of leading strategic partners.
The agreement aims to further develop EVE’s comprehensive, practical and capital efficient urban air mobility solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. It is expected that, in ten years, the eVTOL would decrease our carbon dioxide emissions by 850 million tons. It is expected that urban air mobility solutions will enhance productivity, attract infrastructure investment, be beneficial to urban populations, diminish traffic jams and democratize air travel.
D. Exchange Controls
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
For additional information on Brazilian taxes, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Common Shares and ADSs—If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages” and “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”
E. Taxation
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
Taxation of Dividends
. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a
Non-Brazilian
Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each corresponding year. There are some proposed bills under discussion in the Brazilian Congress which, if enacted, would revoke this exemption. Furthermore, the taxation of dividends has also been mentioned multiples times by the government and law makers as one of the items in the Brazilian tax reform agenda (and was included in the Federal Government’s proposition of the Income Tax Reform). Should any of these bills be passed by Congress and sanctioned by the president of Brazil, all dividends paid from Brazil would be subject to withholding tax in Brazil upon payment to
Non-Brazilian
Holders.
Taxation of Gains
. According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a
Non-Brazilian
Holder, regardless of whether the sale or the disposition is made to another non-Brazilian
resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the
Non-Brazilian
Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a
Non-Brazilian
Holder on the disposition of ADSs should not be taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833, 2003. However, we cannot assure how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a
Non-Brazilian
Holder on the disposition of ADSs. Thus, the gain on a disposition of ADSs by a
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
Holder located in a country that has a tax treaty with Brazil may be classified as (i) interest, (ii) dividends or (iii) other revenues. The classification will depend on the actual wording of the treaty. There are some proposed bills under discussion in the Brazilian Congress which, if enacted, would revoke the possibility of the company paying interest on shareholders’ equity. Furthermore, revoking the deductibility of the interest on shareholder’s equity has also been mentioned multiples times by the government and law makers as one of the items in the Brazilian tax reform agenda (and was included in the Federal Government’s proposition of the Income Tax Reform).
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
The concept of PTR, encompasses structures that: (i) are not liable to tax on income or tax it at a maximum rate lower than 20%; (ii) grant tax benefits to non-residents
(1) with no requirement to carry out substantial economic activity within the territory or (2) on the condition that they do not carry out substantial economic activity within the territory; (iii) do not tax income from outside its territory, or taxes it at less than 20%; or (iv) do not disclose certain information on the ownership and beneficial ownership of assets or on transactions within its territory, or imposes restrictions on disclosure of that information
On November 28, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions and of PTR to those that tax the income below the rate of 17% (the previous concept adopted a 20% maximum rate for that purpose).
We believe that the best interpretation of the current tax legislation leads to the conclusion that the above-mentioned PTR concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules. Currently, the understanding of the Brazilian tax authorities is in the sense that payment of interest to beneficiaries resident in PTRs is not subject to the same treatment applicable to beneficiaries in Tax Favorable Jurisdictions (Answer to Advance Tax Ruling Request COSIT n. 575, of December 20, 2017). Nevertheless, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a PTR provided by Law No. 9,430, of December 27, 1996 altered by Law No. 11,727 will also apply to a
Non-Brazilian
Holder on payments of interest on shareholders’ equity. Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and Rule 488.
Taxation on Foreign Exchange Transactions
, or IOF/Exchange. Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a
Non-Brazilian
Holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%.
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
Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. However, Embraer cannot assure you it will not become a PFIC in 2022 or future years. See “—Passive Foreign Investment Company Rules.”
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
As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it (or its predecessor) was a PFIC for 2021 or in prior years. Although Embraer is not aware that it will be a PFIC in 2022 or future years, this will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer will not become a PFIC for 2022 or a future year.
U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017 and U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the economic fallout of the
COVID-19
pandemic. The CARES Act includes several provisions that affect Embraer. The act provided for an employee retention credit to assist with employers keeping employees on payroll even if they cannot physically report to work under the
COVID-19
restrictions. The Act also included a five-year net operating loss carryback provision which enables companies to benefit from certain losses and re-measure
certain deferred tax assets and liabilities at the former federal tax rate of 35%. In addition, the CARES Act provided a delay in making required payroll tax deposits, as well as extension and first quarter estimated tax payments. The purpose of this delay was to assist companies with cash flow issues. The provisions of the CARES Act did not have a significant impact on Embraer for the years ended December 31, 2021 and 2020.
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
F. Dividends and Paying Agents
Not applicable.
G. Statements by Experts
Not applicable.
H. Documents on Display
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
I. Subsidiary Information
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
Interest Rate Risk
Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real
-denominated monetary assets and liabilities, principally our short- and long-term debt obligations. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.
Our short- and long-term debt obligations totaled US$4,026.9 million as of December 31, 2021 and were denominated in U.S. dollars, Brazilian reais
and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$3,982.5 million), US$3,480.6 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$501.9 million, which corresponds to 12.6% of our debt denominated in U.S. dollars, was indexed to LIBOR or SIFMA. It is likely that we will have to transition away from LIBOR as a benchmark to our debt in 2022, since the banks’ obligations to report information used to set LIBOR will cease by then. As of the date of this annual report, we are discussing and analyzing the replacement of LIBOR with the applicable bank, and we have not reached a conclusion regarding this transition.
Of our US$18.3 million Brazilian
real
-denominated debt as of December 31, 2021, US$4.4 million bears interest at a variable rate based on the TJLP, IPCA and CDI, and US$13.9 million bears interest at a fixed rate. Our Euro denominated debt totaled US$26.0 million and is floating rate as of December 31, 2021.
The table below provides information about our short-term debt obligations as of December 31, 2021, which are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2021 (1)	Total Amount Outstanding	Total Fair Value

	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	5.5	532.2	538.1
U.S. dollars (Floating indexed)	2.1	29.7	37.6
Euros (Fixed rate)	0.0	2,9	2.9
Euros (Floating indexed)	1.3	1.2	1.3
Reais (Fixed rate)	3.5	7.9	8.0
Reais (Floating indexed)	11.2	0.3	0.6

Total short-term debt		574.2	588.5

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2021.
The table below provides information about our long-term debt obligations as of December 31, 2021, which are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2021 (1)	Total Amount Outstanding	2023	2024	2025	2026	2027 and thereafter	Total Fair value

	( % )	( in US$ millions )
Long-Term Debt
U.S. dollars (Fixed rate)	5.5	2,948.4	427.8	9.2	998.9	—	1,512.5	3,145.5
U.S. dollars (Floating indexed)	2.1	472.2	51.2	301.0	0.5	0.5	119.0	464.8
Euros (Fixed rate)	0.0	17.3	4.2	4.5	4.1	3.0	1.5	17.2
Euros (Floating indexed)	1.3	4.6	1.5	1.5	1.5	0.1	—	4.5
Reais (Fixed rate)	3.5	6.0	6.0	—	—	—	—	5.9
Reais (Floating indexed)	11.2	4.1	0.1	0.1	0.1	3.7	0.1	3.7

Total long-term debt		3,452.7	490.8	316.3	1,005.1	7.3	1,633.1	3,641.6

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2021.
The table below provides information about our short-term debt obligations as of December 31, 2021, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2021 (1)	Total Amount Outstanding	Total Fair Value

	( % )	( in US$ millions )
Short-Term Debt
U.S. dollars (Fixed rate)	5.2	545.8	556.8
U.S. dollars (Floating indexed)	2.0	16.0	18.9
Euros (Fixed rate)	0.0	2.9	2.9
Euros (Floating indexed)	1.3	1.2	1.3
Reais (Floating indexed)	5.0	8.3	8.6

Total short-term debt		574.2	588.5

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2021.
The table below provides information about our long-term debt obligations as of December 31, 2021, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2021 1)	Total Amount Outstanding	2023	2024	2025	2026	2027 and There- after	Total Fair value

	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	5.2	3,249.5	428.4	309.7	998.9	—	1,512.5	3,440.7
U.S. dollars (Floating indexed)	2.0	171.2	50.8	0.5	0.5	0.5	119.0	169.6
Euros (Fixed rate)	0.0	17.23	4.2	4.5	4.1	3.0	1.5	17.2
Euros (Floating indexed)	1.3	4.6	1.5	1.5	1.5	0.1	—	4.5
Reais (Floating indexed)	5.0	10.0	6.0	0.1	0.1	3.7	0.1	9.6

Total long-term debt		3,452.7	490.8	316.3	1,005.1	7.3	1,633.1	3,641.6

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2021.
For further information, see Note 27.3.4(a) to our 2021 audited consolidated financial statements included elsewhere in this annual report.
Foreign Exchange Rate Risk
In managing our foreign currency risk, we focus on balancing our
non-U.S. dollar-denominated
assets against our
non-U.S. dollar-denominated
liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais
. The effects on these assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of income as foreign exchange gain (loss), net.
Our cash flow exposure comes as a result of the fact that 7.8% of our net revenues and 13.2% of our total costs are denominated in reais.
Having more
real
denominated costs than revenues generates the exposure. For additional information on our hedges and derivate instruments, see Note 8 to our 2021 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2021, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2022	2023	2024	2025	There- after	Total Fair Value

	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	94.9	94.9	—	—	—	—	94.9
In Euro	42.4	42.4	—	—	—	—	42.4
In other currencies	3.8	3.8	—	—	—	—	3.8
Trade accounts receivable
In Reais	33.3	33.3	—	—	—	—	33.3
In Euro	20.8	20.8	—	—	—	—	20.8
In other currencies	0.1	0.1	—	—	—	—	0.1
Deferred income tax assets
In Reais	9.4	1.5	1.6	1.6	1.6	3.1	9.4
In Euro	(3.8)	(0.6)	(0.6)	(0.6)	(0.6)	(1.4)	(3.8)
In other currencies	0.9	0.1	0.1	0.1	0.1	0.5	0.9
Other assets
In Reais	251.8	155.1	96.7	—	—	—	251.8
In Euro	15.8	14.5	1.3	—	—	—	15.8
In other currencies	0.7	0,7	—	—	—	—	0.7

Total assets in Reais	398.4	284.8	98.3	1.6	1.6	3.1	398.4

Total assets in Euro	75.2	77.1	0,7	(0.6)	(0.6)	(1.4)	75.2

Total assets in other currencies	5.5	4.7	0.1	0.1	0.1	0.5	5.5

LIABILITIES
Loans
In Reais	18.3	8.3	6.1	0.1	0.1	3.7	18.3
In Euro	26.1	4.3	5.6	6.0	5.6	4.6	26.1
Accounts payable to suppliers
In Reais	77.6	77.6	—	—	—	—	77.6
In Euro	31.3	31.3	—	—	—	—	31.3
In other currencies	0.7	0.7	—	—	—	—	0.7
Customer advances
In Reais	678.6	534.0	144.6	—	—	—	678.6
In Euro	170.1	170.1	—	—	—	—	170.1
In other currencies	1.7	1.7	—	—	—	—	1.7
Other accounts payable & accrued liabilities
In Reais	348.5	226.2	122.3	—	—	—	348.5
In Euro	31.2	28.9	2.3	—	—	—	31.2
In other currencies	2.2	1.9	0.3	—	—	—	2.2
Taxes and payroll charges payable
In Reais	43.6	33.6	10.0	—	—	—	43.6
In Euro	4.6	4.6	—	—	—	—	4.6
In other currencies	—	—	—	—	—	—	—
Accrued taxes on income
In Reais	1.2	1.2	—	—	—	—	1.2
In Euro	8.8	8.8	—	—	—	—	8.8
In other currencies	1.3	1.3	—	—	—	—	1.3
Deferred income tax liabilities
In Reais	364.6	56.8	61.5	61.5	61.5	123.3	364.6
In Euro	17.2	2.7	2.9	2.9	2.9	5.8	17.2
In other currencies	0.8	0.2	0.1	0.1	0.1	0.3	0.8
Accrued dividends
In Reais	—	—	—	—	—	—	—
Contingencies	—	—	—	—	—	—	—
In Reais	44.2	11.4	6.7	6.7	6.7	12.7	44.2
In Euro	2.2	—	0.4	0.4	0.4	1.0	2.2

Total liabilities in Reais	1,558.3	940.8	345.1	68.2	68.2	136.0	1,558.3

Total liabilities in Euro	95.3	76.3	5.6	3.3	3.3	6.8	95.3

Total liabilities in other currencies	5.0	4.1	0.4	0.1	0.1	0.3	5.0

Total exposure in Reais	(1,168.9)	(656.0)	(246.8)	(66.6)	(66.6)	(132.9)	(1,168.9)

Total exposure in Euro	(20.1)	0.8	(4.9)	(3.9)	(3.9)	(8.2)	(20.1)

Total exposure in other currencies	0.5	0.6	(0.3)	—	—	(0.2)	0.5

For further information, see Note 27.3.4(b) to our 2021 audited consolidated financial statements included elsewhere in this annual report.
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
For further information, see Note 27.3.2 to our 2021 audited consolidated financial statements included elsewhere in this annual report.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
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

•
an aggregate fee of US$0.05 per ADS per calendar year (or portion thereof) for the services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducing such charge from one or more cash dividends or other cash distributions); and

•
a fee for the reimbursement of those fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the Brazilian Clearing and Depository Corporation (
Companhia Brasileira de Liquidação e Custódia
) or the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the shares are registered for trading.

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
Depositary Payments for the Year December 31, 2021
According to our contractual arrangements with JPMorgan, in 2021, JPMorgan paid us a gross amount of US$0.1 million in connection with investor relations related expenses of Embraer incurred in 2021.
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
and 15d-15(e))
as of December 31, 2021, the end of the period covered by this annual report, concluded that, as of this date, our disclosure control and procedures were effective to ensure information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and were effective in ensuring that such information is accumulated and communicated to our management, including our CEO and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework 2013. Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective based on those criteria.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report which appears herein on page
F-3.
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
16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. João Cox Neto, a member of our statutory audit, risks and ethics committee is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our audit, risks and ethics committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit, Risks and Ethics Committee.”
16B. CODE OF ETHICS
Our board of directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.
16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351 and located in São José dos Campos, Brazil) during the fiscal years ended December 31, 2021 and 2020:

Principal accountant fees and services	Year ended December 31,
	2021	2020

	(in US$ thousands)
Audit Fees	3,611.6	3,783.4
Audit-Related Fees	1,528.1	559.9
Tax Fees	40.3	44.4
All Other Fees	40.4	39.0

Total	5,220.4	4,426.7

Audit Fees
Audit fees consisted of the aggregate fees in connection with (i) audit of annual financial statements prepared under Brazilian GAAP and IFRS as issued by the IASB, which are published in Brazil and United States, and performed in accordance with the International Standards on Auditing and the Public Company Accounting Oversight Board (PCAOB) auditing standards, (ii) review of quarterly financial information prepared under Brazilian GAAP and IFRS as issued by the IASB in Brazil, and (iii) audit of statutory financial statements of subsidiaries.
Audit-Related Fees
Audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to us and some of our subsidiaries related to documents filed with regulatory and government agencies, including audit services and issuance of related audit reports in connection with EVE UAM, LLC’s transaction with the special purpose acquisition company Zanite Acquisition Corp, as well as issuance of comfort letter related to our issuance of notes.
Tax Fees
Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.
All Other Fees
All other fees refer to miscellaneous permitted compliance services rendered for some subsidiaries and services related to IT diagnosis.
Pre-Approval
Policies and Procedures
Our board of directors approved all audit and audit-related services provided by PricewaterhouseCoopers Auditores Independentes Ltda. in 2020 and 2021. Any services provided by PricewaterhouseCoopers Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved
by our audit, risk and ethics committee in advance of any engagement. Pursuant to
Rule 2-01
of
Regulation S-X,
audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis
exception prior to the completion of an audit engagement. In 2020 and 2021, none of the fees paid to PricewaterhouseCoopers Auditores Independentes Ltda. were approved pursuant to the de minimis
exception.
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
On November 12, 2020, our board of directors approved a new share buyback program for our common shares. We were authorized to buy back up to an aggregate of 7,000,000 common shares. Our common shares outstanding totaled 736,143,105 as of November 12, 2020 and our total of treasury shares as of this date was 4,291,938 which was based on the shareholder base of November 12, 2020. The acquisition of 7,000,000 common shares had a maximum duration, within the buyback program, of 12 months and expired on November 12, 2021.
16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
In accordance with our policies, which comply with Rule 23/2021 of the Brazilian Securities and Exchange Commission (“CVM”), auditor’s rotation is required in the ordinary course of our business. We conducted a voluntary re-tendering
process, during which PricewaterhouseCoopers Auditores Independentes Ltda. (“PwC”) was considered one of the candidates for its reelection, however resulting in the election of KPMG Auditores Independentes Ltda. (“KPMG”) as our independent registered public accounting firm for the next fiscal years starting January 1, 2022. The dismissal of PwC was approved by our Board of Directors on December 9, 2021, following the recommendation from our Audit, Risk and Ethics Committee. PwC is engaged as our independent registered public accounting firm for the fiscal year ended December 31, 2021 until the filling of this
Form 20-F
with the U.S. Securities and Exchange Commission.
PwC audited our financial statements for the fiscal years ended December 31, 2021 and December 31, 2020. None of the reports of PwC on our consolidated financial statements for either of such fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2021 and December 31, 2020 and the subsequent interim period through March 31, 2022, there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of
Form 20-F
and Item 304(a)(1)(v) of Regulation
S-K.
PwC did not audit, or perform a review of, any of our financial statements for any period subsequent to December 31, 2021.
We have provided PwC with a copy of the foregoing disclosure and have requested that they furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. We are including as Exhibit 16.1 to this
Form 20-F
a copy of the letter from PwC as required by Item 16F(a)(3) of
Form 20-F.
During the fiscal years ended December 31, 2021 and December 31, 2020 and the subsequent interim period through March 31, 2022, we did not consult with KPMG regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of
Form 20-F
and Item 304(a)(2) of Regulation
S-K.
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
Novo Mercado
Rules.
Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our bylaws, the board of directors will nominate a slate for the subsequent term of office. Our board of directors is appointed by our shareholders for a two-year
term, having three reserved seats as follows: (i) one acting member (and his/her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his/her alternate) to be appointed by our employees (one board member and his alternate will be appointed by the Employee Investment Club of the Company (
CIEMB—Clube de Investimentos dos Empregados da Embraer
), and one board member and his alternate will be appointed by the non-shareholder
employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. For additional information on the election of our board of directors, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.”
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
Nominating/Corporate Governance Committee
NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Members of our board of directors are elected by our shareholders at a general shareholders’ meeting. Although we have not established a nominating/corporate governance committee, as we are not required to do so under applicable Brazilian law, our People and ESG Committee, among other things, performs the same duties imposed to the nominating/corporate governance committee by NYSE rules.
Compensation Committee
NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO
compensation, incentive-compensation and equity-based plans. Although we have not established a compensation committee, as we are not required to do so under applicable Brazilian law, our People and ESG Committee with
no executive power and composed by members appointed by our board of directors, among other things, performs the same duties imposed to the compensation committee by NYSE rules. According to the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making these determinations, the board reviews the performance of the executive officers, including the performance of our CEO.
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
Embraer’s statutory “Audit, Risks and Ethics Committee” is composed, in its majority, of independent members of our board of directors, and by two external members. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practice—Audit, Risks and Ethics Committee.” Because foreign private issuers are subject to local legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to
Rule 10A-3,
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
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “—B. Code of Ethics.” We usually review our Code of Ethics every two years. The latest version of the Code of Ethics is the 6 th
Edition, and was approved on November 7, 2019.
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
16H. MINE SAFETY DISCLOSURE
Not applicable.
16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS
We have responded to Item 18
in lieu
of responding to this item.

Item 18.	FINANCIAL STATEMENTS
Our audited consolidated financial statements, together with the report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report and are located following the signature page hereof.

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer dated September 1, 2021 (English translation).*

2.1	Form of Third Amended and Restated Deposit Agreement, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, dated as of 2019, incorporated herein by reference from Exhibit (a) from Embraer’s Form F-6 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission (SEC File No. 333-133162) on November 18, 2019.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.3	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

4.1	Business Combination Agreement, dated as of December 21, 2021, by and among Zanite Acquisition Corp., Embraer S.A., EVE UAM, LLC and Embraer Aircraft Holding, Inc.

8.1	List of Embraer’s subsidiaries.*

11.1	Code of Ethics and Conduct, dated November 7, 2019.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Section 1350 Certification of Chief Executive Officer.*

13.2	Section 1350 Certification of Chief Financial Officer.*

16.1	Letter from PricewaterhouseCoopers Auditores Independentes Ltda. regarding change in certified accountant

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema.*

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*

*	Filed herewith.

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
Date: March 31, 2022

Embraer S.A.
Consolidated Financial Statements
as of December 31, 2021
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Embra
e
r S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Embraer S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020,
and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board . Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
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
Revenue Recognition—Estimated Costs to Complete Long-term Contracts
As discussed in Notes 2.2.25 c), 3.1.1, 3.1.2 and 31 to the consolidated financial statements, US$320.6 million of the Company’s total revenues for the year ended December 31, 2021 was generated from long-term contracts. For the Company’s long-term contracts, control transfers over time and revenue is recognized based on the extent of progress in each period towards completion of the performance obligation. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the products or services to be provided. As disclosed by management, the Company substantially uses the cost incurred method, using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement. Revenues are recognized proportionately as costs are incurred. Due to the nature of the work required to be performed on the performance obligations, management’s estimation of costs at completion is complex and requires significant judgment. Management has disclosed that there are many factors that can affect the accuracy of cost estimates, including, but not limited to, the projection, changes in circumstances and / or new events, such as contract modification. Additionally, in the year ended December 31, 2021, the Company recognized a US$ 40.9 million revenue reduction, due to modifications in the contract with the Brazilian Air Force for the supply of
KC-390
aircrafts.

The principal considerations for our determination that performing procedures relating to revenue recognition—estimated costs to complete long-term contracts is a critical audit matter are the significant judgment made by management when determining the estimated costs to complete long-term contracts especially in development and construction projects. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating the estimates of the costs to complete, related to the assessment of management’s judgment about the Company’s significant assumptions related to estimated expected labor and material costs.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete long-term contracts. The procedures also included, among others, evaluating and testing management’s process for determining the estimate of costs at completion for a sample of contracts, which included evaluating the reasonableness of significant assumptions related to the estimated expected labor and material costs used by management and considering the factors that can affect the accuracy of those estimates. Evaluating the reasonableness of significant assumptions used involved assessing management’s ability to reasonably estimate costs to complete long-term contracts by (i) performing a comparison of the previous year estimated and actual costs incurred for the contracts; and (ii) evaluating the timely identification of circumstances that may warrant a modification to estimated costs to complete, including actual costs in excess of estimates.
Assessment of impairment for long-lived
non-financial
assets
As described in Note 2.2.14 and 18 to the consolidated financial statements, the Company’s management performs, on an annual basis, impairment tests of intangible assets with indefinite useful lives, as well as evaluates impairment indicators for long-lived non-financial
assets at each reporting date. Potential impairment is identified by comparing the carrying value of an asset, or a cash-generating unit (“CGU”) to which the asset belongs, with its recoverable amount, which is determined at the higher between its value in use and fair value less cost to disposal. An impairment charge is recognized when the carrying value exceeds the recoverable amount. As described in Note 16, to the consolidated financial statements, management determined the recoverable amounts of the assets of the subsidiaries Embraer Portugal Estruturas Metálicas S.A. and Embraer Portugal Estruturas em Compósitos S.A., later classified as non-current
assets held for sale, at their estimated fair value less cost to disposal, which resulted in an impairment charge of US$ 45.1 million. Additionally, the recoverable amounts of the remaining assets of the Company´s CGUs were determined by management at their estimated value in use. The process of estimating the recoverable amounts using value in use approach involves management’s significant judgments and assumptions related to growth rates (estimated revenue flow and gross margin) and the discount rate. As described in Note 18, the impairment tests of the remaining assets of the Company´s CGUs resulted in a net reversal in the year of impairment losses of US$ 57.9 million as of December 31, 2021 related to the Executive Aviation segment.
The principal considerations for our determination that performing procedures relating to the impairment of long-lived non-financial
assets is a critical audit matter are (i) the significant judgment by management when developing the value in use measurement for each asset or CGU; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to growth rates (estimated revenue flow and gross margin) and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s CGUs. These procedures also included, among others, testing management’s process for developing the value in use estimate of certain CGUs; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management related to growth rates (reflected in estimated revenue flow and gross margin) and the discount rates . Evaluating management’s assumptions related to growth rates (reflected in estimated revenue flow and gross margin) involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of certain CGUs, (ii) the consistency of Company’s internally developed models which are based on external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the significant assumptions, including the discount rate.
/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.
São José dos Campos, Brazil
March 3
1
, 2022
We have served as the Company’s auditor since 2017.

Embraer S.A.
Consolidated Statements of Financial Position as of December 31, 2021 and 2020
(In millions of U.S. dollar)

ASSETS	Note	12.31.2021	12.31.2020
CURRENT
Cash and cash equivalents	5	1,818.3	1,883.1
Financial investments	6	750.8	817.5
Trade accounts receivable, net	7	189.0	203.4
Derivative financial instruments	8	0.1	8.3
Customer and commercial financing	9	9.6	8.5
Contract assets	31.b	582.3	461.8
Inventories	10	1,986.0	2,437.9
Guarantee deposits		0.6	0.2
Income tax and social contribution		114.5	114.1
Other assets	11	193.7	180.9

		5,644.9	6,115.7

Assets held for sale	16	230.9	—

		5,875.8	6,115.7

NON-CURRENT
Financial investments	6	65.6	51.7
Derivative financial instruments	8	—	1.3
Customer and commercial financing	9	22.4	21.4
Guarantee deposits		2.4	1.5
Deferred income tax and social contribution	24.1	97.6	104.6
Other assets	11	125.6	120.7
		313.6	301.2
Investments		4.4	5.2
Property, plant and equipment, net	15	1,687.6	1,956.0
Intangible assets, net	17	2,213.4	2,075.6
Right of use		60.2	62.3

		4,279.2	4,400.3

TOTAL ASSETS		10,155.0	10,516.0

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

Embraer S.A.
Consolidated Statements of Financial Position as of December 31, 2021 and 2020
(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2021	12.31.2020
CURRENT
Trade accounts payable	19	495.2	502.3
Trade accounts payable - Supplier finance	20	14.8	—
Lease liability		11.5	11.4
Loans and financing	21	574.2	375.5
Other payables	22	241.3	249.9
Contract liabilities	31.b	1,204.6	1,033.0
Derivative financial instruments	8	2.9	1.2
Taxes and payroll charges payable	23	40.4	71.9
Income tax and social contribution		71.6	40.7
Financial guarantee and residual value	25	15.8	42.6
Dividends payable		—	1.2
Unearned income		2.5	0.5
Provision	26.1	108.9	98.5

		2,783.7	2,428.7
Liabilities held for sale	16	45.1	—

		2,828.8	2,428.7

NON-CURRENT
Lease liability		52.3	53.3
Loans and financing	21	3,452.7	4,072.5
Other payables	22	57.6	42.3
Contract liabilities	31.b	308.7	262.4
Derivative financial instruments	8	3.0	8.7
Taxes and payroll charges payable	23	10.0	11.8
Deferred income tax and social contribution	24.1	505.8	474.7
Financial guarantee and residual value guarantees	25	2.9	82.6
Unearned income		37.7	57.3
Provision	26.1	120.5	114.2

		4,551.2	5,179.8

TOTAL LIABILITIES		7,380.0	7,608.5

SHAREHOLDERS’ EQUITY
Capital	28.1	1,551.6	1,551.6
Treasury shares	28.3	(28.2)	(25.7)
Revenue reserves		1,301.5	1,377.8
Share-based remuneration		37.4	37.4
O ther comprehensive loss		(194.4)	(114.6)
Retained losses		—	(31.6)

		2,667.9	2,794.9
Non-controlling interests		107.1	112.6

TOTAL SHAREHOLDERS’ EQUITY		2,775.0	2,907.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,155.0	10,516.0

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Embraer S.A.
Consolidated Statements of Income Years Ended
(In millions of U.S. dollar)

	Note	12.31.2021	12.31.2020	12.31.2019
REVENUE	31.a	4,197.2	3,771.1	5,462.6
Cost of sales and services		(3,537.6)	(3,293.5)	(4,667.1)

GROSS PROFIT		659.6	477.6	795.5
OPERATING INCOME (EXPENSE)
Administrative		(153.2)	(143.4)	(190.2)
Selling		(226.4)	(194.0)	(286.5)
Expected credit loss (reversal) over financial assets and contract assets		13.0	(61.8)	0.6
Research		(43.0)	(29.8)	(49.4)
Other operating expense, net	33	(49.8)	(374.7)	(346.8)
Equity in income (losses) of associates	32	1.1	2.7	(0.2)

OPERATING INCOME/ (LOSS) BEFORE FINANCIAL RESULT		201.3	(323.4)	(77.0)
Financial expenses, net	34	(199.4)	(232.7)	(116.1)
Foreign exchange gain (loss), net	35	25.5	(79.1)	6.9

LOSS BEFORE INCOME TAX		27.4	(635.2)	(186.2)
Income tax expense	24. 3	(70.9)	(93.1)	(130.3)

LOSS FOR THE YEAR		(43.5)	(728.3)	(316.5)

Attributable to :
Owners of Embraer		(44.7)	(731.9)	(322.3)
Non-controlling interests		1.2	3.6	5.8
Earnings per share-basic in US$	30	(0.06)	(0.99)	(0.44)
Earnings per share-diluted in US$	30	(0.06)	(0.99)	(0.44)
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Embraer S.A.
Consolidated Statements of Comprehensive Income Years Ended
(In millions of U.S. dollar)

	12.31.2021	12.31.2020	12.31.2019
LOSS FOR THE YEAR	(43.5)	(728.3)	(316.5)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Put options of non-controlling interest	(0.3)	(22.2)	—
Remeasurement of post-employment benefit	(9.5)	—	—
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT OR LOSS
Financial instruments - Cash flow hedge	(8.9)	9.0	(0.7)
Other comprehensive income	—	3.5	—
Translation adjustments	(67.8)	62.1	(10.6)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS (i)	(86.5)	52.4	(11.3)

TOTAL OF COMPREHENSIVE LOSS	(130.0)	(675.9)	(327.8)

Attributable to:
Owners of Embraer	(124.5)	(691.6)	(330.3)
Non-controlling interests	(5.5)	15.7	2.5

	(130.0)	(675.9)	(327.8)

(i)	Items presented above are net of deferred income tax, if applicable, of US$ (1.6), US$ 6.2 and US$ (2.8) for the years ended December 31, 2021, 2020 and 2019, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Embraer S.A.
Consolidated Statements of Changes in Shareholders’ Equity Years Ended
(In millions of U.S. dollar)

				Revenue reserves				O ther comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Retained earnings	Result in transactions with non-controlling interest	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total shareholders’ equity	Non-controlling interest	Total shareholders’ equity

At December 31, 2018	1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	—	(4.2)	(39.2)	(102.7)	0.5	3,845.7	94.4	3,940.1

Adjustment related to accounting policy change	—	—	—	—	—	—	1.3	—	—	—	(1.3)	—	—	—

At January 01, 2019	1,551.6	(31.4)	37.4	47.0	204.4	2,182.3	1.3	(4.2)	(39.2)	(102.7)	(0.8)	3,845.7	94.4	3,940.1

Loss for the year	—	—	—	—	—	—	(322.3)	—	—	—	—	(322.3)	5.8	(316.5)
Translation adjustments	—	—	—	—	—	—	—	—	—	(7.3)	—	(7.3)	(3.3)	(10.6)
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	(0.7)	(0.7)	—	(0.7)

Total of comprehensive loss	—	—	—	—	—	—	(322.3)	—	—	(7.3)	(0.7)	(330.3)	2.5	(327.8)
Stock options grants exercised	—	4.9	—	—	—	—	(2.7)	—	—	—	—	2.2	—	2.2
Allocation of profits:
Government grants	—	—	—	2.0	—	—	(2.0)	—	—	—	—	—	—	—
Reserve for investments and working capital	—	—	—	—	—	(325.6)	325.7	—	—	—	—	0.1	—	0.1

At December 31, 2019	1,551.6	(26.5)	37.4	49.0	204.4	1,856.7	—	(4.2)	(39.2)	(110.0)	(1.5)	3,517.7	96.9	3,614.6

Correction of immaterial out-of-period adjustment	—	—	—	—	—	—	(31.6)	—	—	—	—	(31.6)	—	(31.6)

At January 01, 2020	1,551.6	(26.5)	37.4	49.0	204.4	1,856.7	(31.6)	(4.2)	(39.2)	(110.0)	(1.5)	3,486.1	96.9	3,583.0

Loss for the year	—	—	—	—	—	—	(731.9)	—	—	—	—	(731.9)	3.6	(728.3)
Translation adjustments	—	—	—	—	—	—	—	—	—	53.5	—	53.5	8.6	62.1
PUT options of non-controlling interest	—	—	—	—	—	—	—	(22.2)	—	—	—	(22.2)	—	(22.2)
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	9.0	9.0	—	9.0
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	3.5	3.5

Total of comprehensive loss	—	—	—	—	—	—	(731.9)	(22.2)	—	53.5	9.0	(691.6)	15.7	(675.9)
Stock options grants exercised	—	0.8	—	—	—	—	(0.4)	—	—	—	—	0.4	—	0.4
Allocation of profits:
Absorption of reserves by loss for the year	—	—	—	—	—	(732.3)	732.3	—	—	—	—	—	—	—

At December 31, 2020	1,551.6	(25.7)	37.4	49.0	204.4	1,124.4	(31.6)	(26.4)	(39.2)	(56.5)	7.5	2,794.9	112.6	2,907.5

Loss for the year	—	—	—	—	—	—	(44.7)	—	—	—	—	(44.7)	1.2	(43.5)
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	(9.5)	—	—	(9.5)	—	(9.5)
Translation adjustments	—	—	—	—	—	—	—	—	—	(61.1)	—	(61.1)	(6.7)	(67.8)
Put options of non-controlling interest	—	—	—	—	—	—	—	(0.3)	—	—	—	(0.3)	—	(0.3)
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	(8.9)	(8.9)	—	(8.9)
Total of comprehensive loss	—	—	—	—	—	—	(44.7)	(0.3)	(9.5)	(61.1)	(8.9)	(124.5)	(5.5)	(130.0)
Repurchases of common shares	—	(2.5)	—	—	—	—	—	—	—	—	—	(2.5)	—	(2.5)
Absorption of reserves by loss for the year	—	—	—	—	—	(76.3)	76.3	—	—	—	—	—	—	—

At December 31, 2021	1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	—	(26.7)	(48.7)	(117.6)	(1.4)	2,667.9	107.1	2,775.0

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

Embraer S.A.
Consolidated Statements of Cash Flows Years Ended
(In millions of U.S. dollar)

	Note	12.31.2021	12.31.2020	12.31.2019
OPERATING ACTIVITIES
Loss for the year		(43.5)	(728.3)	(316.5)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment		122.0	163.6	113.8
Realization of government grants		(3.0)	(4.6)	(2.1)
Amortization of intangible assets	17	86.6	128.5	95.9
Realization of contribution from suppliers	17	(10.1)	(8.3)	(22.4)
Loss for inventory obsolescence		(55.7)	16.6	20.5
Adjustment to market value, inventory, property plant and equipment and intangible		(20.3)	4.2	102.3
Adjustment to market value - Financial investments		(39.1)	4.1	—
Expect credit losses (reversal) and receivables written-off		(13.0)	37.4	(3.1)
Losses on fixed assets disposal		31.6	15.2	28.6
Deferred income tax and social contribution	24. 2	38.4	104.7	33.2
Accrued interest		20.1	24.6	1.5
Interest on marketable securities, net		(2.4)	(0.4)	(30.9)
Equity in associates gains and losses		(1.1)	(2.7)	0.2
Foreign exchange gain (loss), net	35	(21.4)	77.1	(10.3)
Mark to market of the residual value guarantees		(51.5)	(9.7)	4.2
Other provisions		32.3	23.6	20.4
Others		(1.5)	(3.2)	(3.9)
CHANGES IN ASSETS
Financial investments		(41.7)	(513.0)	507.8
Derivative financial instruments		5.4	(2.1)	4.0
Collateralized accounts receivable and accounts receivable		13.9	42.6	205.3
Contract assets		(119.3)	33.9	(152.3)
Customer and commercial financing		11.4	(38.4)	1.1
Inventories		474.4	(34.6)	147.3
Guarantee deposits		(1.4)	(0.7)	348.6
Other assets		(38.9)	(72.5)	13.2
CHANGES IN LIABILITIES
Trade accounts payable		(10.0)	(314.0)	(44.6)
Trade accounts payable - Supplier finance		14.7	—	—
Non-recourse and recourse debt		(4.0)	(3.8)	(323.7)
Other payables		(35.1)	(48.7)	(28.7)
Contribution from suppliers		—	—	4.5
Contract liabilities		216.8	(134.5)	200.6
Taxes and payroll charges payable		1.9	(38.2)	2.6
Financial guarantees		(55.0)	(5.4)	(16.0)
Unearned income		13.8	(3.2)	(7.3)

NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		515.3	(1,290.2)	893.8

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	15	(101.7)	(102.3)	(284.5)
Proceeds from sale of property, plant and equipment	15	3.6	10.7	0.1
Additions to intangible assets	17	(166.5)	(121.4)	(283.3)
Additions investments in subsidiaries and affiliates		(0.8)	(1.8)	(2.5)
Acquisition of subsidiary, net of cash acquired		—	(4.1)	—
Acquisition of non controlling interest		(3.8)	—	—
Financial investments		135.9	113.1	977.8
Dividends received		1.7	0.5	0.1

NET CASH GENERATED (USED) IN INVESTING ACTIVITIES		(131.6)	(105.3)	407.7

FINANCING ACTIVITIES
Proceeds from borrowings		60.4	2,079.1	400.5
Repayment of borrowings		(478.2)	(1,061.8)	(645.9)
Dividends and interest on own capital		—	—	(2.0)
Proceeds from stock options exercised		—	0.4	2.2
Repurchases of common shares		(2.5)	—	—
Lease payments		(10.3)	(9.0)	(11.8)

NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		(430.6)	1,008.7	(257.0)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(46.9)	(386.8)	1,044.5
Effects of exchange rate changes on cash and cash equivalents		2.4	(37.8)	(17.7)
Cash and cash equivalents at the beginning of the period		1,883.1	2,307.7	1,280.9

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,838.6	1,883.1	2,307.7

Included in cash and cash equivalents per the statements of financial position*		1,818.3	1,883.1	2,307.7
Included in assets held for sale - Commercial Aviation business unit	16	20.3	—	—
The accompanying notes are an integral part of these consolidated financial statements.

F-
12

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
In accordance with the Company’s
by-laws,
the consolidated financial statements of the Company as of and for the year ended December 31, 2021 were approved by the Company’s Board of Directors and published on March 9, 2022, and the Form
20-F,
which these financial statements are a part of, have been approved by the Company’s executives and reviewed by the Audit, Risk and Ethics Committee of the Company.
1.1 Significant events in the fiscal year and its impacts in the consolidated financial statements
1.1.1 Impacts of the
COVID-19
pandemic
The updated status and related impacts on the Company’s business units are detailed below. The data and details provided below includes operational data, statistics and non-financial
data which are not subject to audit procedures by the independent auditors (unaudited).
Defense & Security
In the Defense and Security business unit, in the fourth quarter of 2021, the programs continue to be impacted by the
COVID-19
global pandemic, in terms of operations and supply chain, as a result of the new variant Omicron. The vendors level of production has shown recovery, however still below the pre-pandemic
levels, jeopardizing their ability to deliver parts and goods on a timely manner. Logistics for imports and exports is also showing challenges, with higher cycles and costs, by air freight, due to lower availability of international flights, and by container shipping, due to unavailability of containers, increasing the transit cycle of parts. Deliveries agreed with our customers to occur in the fourth quarter of 2021 were performed, however the Company faced delays in the delivery of certain orders during 2021, which postpones revenue recognition and cash receipts, as a result of restrictive measures and sanitary barriers imposed by the pandemic. Adjustments required on committed deliveries were already negotiated with customers. The Company has taken actions to overcome the challenges imposed by the
COVID-19
and to minimize its impacts on Defense deliveries, as well as following the sanitary measures to combat the
COVID-19.

F-
1
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company and the Brazilian Air Force started contractual negotiation process in order to reduce the total number of aircraft that would be delivered based on the current order of 28
KC-390
Millennium aircraft. The reduction was proposed by the customer as a result of government budget constraints caused by the pandemic crisis and high-performance rates of aircraft already delivered. On November 12, 2021, the Brazilian Air Force publicly announced its decision to unilaterally reduce the total value of the
KC-390
Millennium aircraft agreement in 25%, as permitted by the applicable law.

On February 9, 2022, the Company reached agreement with the Brazilian Air Force in relation to the contractual negotiation of
C-390
Millennium order. Therefore, the total number of aircraft to be acquired by the Brazilian Air Force was reduced from 28 to 22, with deliveries scheduled until 2034. The new level of production fits with the customer budget conditions, as well as enables Embraer to hold a better long-term production planning with suppliers. Further details of related financial impacts are disclosed in Note 3.1.2.
Executive Aviation
In the Executive Aviation business unit, the effect of the Omicron variant on demand did not bring significant negative impacts and the principal remaining risks lie in the possibility of discontinuities in the supply of some parts and supplies to fleet maintenance and the manufacture of new aircraft. As of the date of this report, the production lines of our Executive Aviation products are able to maintain planned supply levels without further shortages. We continue to oversee risks and control the supply chain, accommodating demand to avoid obstacles that may yet arise from this global crisis. During 2021, the Executive Aviation market landscape continued to evolve positively. The recent order of over
 100
Phenom 300 jets by U.S. company Netjets totaling more than US$
1.2 billion (included in the backlog of the Company as of December 31, 2021 as disclosed on Note 31(c)) and the record book-to-bill
ratio of 2.5:1 (total amount of firm orders received during the year compared to total revenues recorded in 2021), illustrate the positive timing of the Executive Aviation market. From the beginning of the pandemic in 2020 to the date of these annual financial statements, only one of our executive jet customers has canceled their firm order and some of our executive jet customers have rescheduled aircraft deliveries. In 2021 there were no postponements nor cancellations of orders. The Company delivered a total of
93

executive jets in 2021, thus achieving 8% increase over the volume delivered in the previous year.
Commercial Aviation
In the Commercial Aviation business unit, the extensive traffic disruption affected our customer’s operations throughout the world, similar to the effects observed in the market worldwide. As a result of COVID-19, some of our customers rescheduled their aircraft deliveries, carrying them over to 2021 and beyond, for example, some deferral agreements were executed in 2020 and generated a limited number of deferrals to beyond 2025, which had an impact on our 2020 results. However, since the beginning of the pandemic in 2020 until the date of these financial statements, no cancellation has occurred. We cannot fully yet determine the impact of the COVID-19 outbreak in the short-to-medium term on our business. Despite of uncertainty scenario in the short-term, we identified positive signs of market recovery, which includes the Porter Airlines’ E195-E2 firm orders for

30
jets, which will be operated in several destinations across North America, as well as Alaska Air’
E175
-E1
firm orders for 9 jets, through its subsidiary Horizon Air, and SkyWest, Inc.’
E175
-E1
firm orders for 9
jets, all firm orders signed during the first half of 2021. In addition, during the third quarter of 2021, a new firm order for 16
E175
-E1
jets to operate as Delta Air Lines was celebrated by
SkyWest, Inc., and in the fourth quarter of 2021, a firm order for the purchase of three new
E175-E1
was celebrated with Overland Airways, a Nigerian airline, and an agreement with Azorra, a leasing company with headquarters in Florida, USA, for the purchase of 20 new aircraft of the E2 family. This flexible deal enables Azorra to acquire
E190-E2
or
E195-E2
aircraft. All firm orders disclosed are included in the backlog of the Company as of December 31, 2021, as disclosed on Note 31(c). We also notice a slight recovery in the amount of commercial aircraft delivered, which in 2020 was 44 units and in 2021 we delivered a total of 48 commercial aircraft.

F-
1
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Services & Support
Since the Services & Support business unit comprises parts and services offered and related to the three Embraer segments (Commercial Aviation, Executive Aviation and Defense & Security), which have differences between themselves, the following can be observed in relation to supply of parts and services:

•
Business segments that relies upon mostly on the economic activities of developed countries (such as the Commercial and Executive segments, both with its respective business activities more concentrated in the United States and Europe) are surpassing faster than previously expected the negative effects of the pandemic since these countries, by their own turn, presented the fastest vaccination rates for its populations in the global perspective, while other business segments (Defense, in particular) did not present significant changes in terms of business volumes reductions throughout the pandemic due to its intrinsic operating characteristics.

•
Relevant trends for both the Commercial (operating activation of once parked or deactivated aircrafts, specially by leasing companies) and Executive (increase in market demand for aircrafts, highlighted by the used aircrafts market) segments also represented additional business opportunities for the products and services under the Services and Support business unit.

•
The adverse effects of the pandemic were reflected not only in the customer perspective regarding actual aircraft utilization but also in Embraer’s internal processes dedicated to supporting its clients, a trend highlighted by the increase in actual costs and operating challenges associated to materials transportation.

•
Finally, as the vaccination campaigns against
COVID-19
continues to move forward and, given the fact that at least until this moment no new variant of the virus has the potential of reinforcing for a longer term the adverse effects of the pandemic, it is expected that all segments associated to the Services & Support business unit continue on its tracks to either recover pre-pandemic
business volumes (like the Commercial segment) or to continue its business activities without presenting significative losses associated to its volumes before the start of the
COVID-19
pandemic (as it is the case with Defense and Executive segments).

1.1.2 Settlement and termination agreement on certain residual value guarantees
On October 28, 2021, the Company executed settlement and termination agreement with the counterparties of certain residual value guarantees therefore finalizing some of its exposure to these instruments. The settlement and termination agreement established the payment of US$ 18.0, which led to a reversal of residual value financial liability (Note 25) that exceeded the amount negotiated in fourth quarter of 2021 in the amount of US$ 50.3 recognized as a reduction of financial expense, net.
As of December 31, 2021, the Company finalized its total exposure to residual value guarantees. The financial liability recognized is related solely to accounts payable of settlement agreements executed, as disclosed in Note 25 and 36.2.
1.1.3 Divestment plan related to the Évora (Portugal) industrial facilities
The sale of all of the shares of the Company’s subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”) to Aernnova Aerospace, SAU, headquartered in Spain (“Aernnova”), for the reference price of US$
 172.0,

subject to the usual adjustments for this type of transaction on the closing date (the “Transaction”), was approved by the Board of Directors on November 11, 2021 and concluded through a binding agreement signed by the Company on January 11, 2022.

EEM and EEC are currently dedicated to supplying certain components used in the manufacture of aircraft by the Company and by Embraer Executive Aircraft, LLC. After the closing of the Transaction, Aernnova will undertake the operation of EEM’s and EEC’s industrial plants and will ensure the level of production and supply of such components for Embraer aircraft portfolio.

F-
1
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Transaction is an integral part of the Company’s assets optimization which aims at maximizing facilities use and profitability improvement. In this context, the Company and Aernnova agreed to have supply agreements effective as of closing of the Transaction along with the sale that would ensure the continuous supply of metallic and composite components at competitive fixed prices consistent with the Company’s Strategic Plan.
The terms and conditions of the Transaction were approved by the Company’s Board of Directors on November 11, 2021. Closing of the Transaction is subject to the fulfillment of certain conditions precedent and is expected to take place in the first quarter of 2022.
Upon the approval of Board of Directors on November 11, 2021, the conclusion of the Transaction was deemed to be highly probable under IFRS 5, therefore the related assets and liabilities involved was classified and measured as held for sale since that date. The initial measurement as held for sale (Note 16) generated an impairment when compared the carrying amount of net assets to the fair value of the binding offer in the amount of US$ 50.1, being US$ 45.1 recognized as other operating expense, net and US$ 5.0 recorded as income tax expenses
(write-off
of deferred tax assets). Before that date, there was no indication of impairment at CGU’s level (Note 18) for which those
Évora’s
assets were allocated.
1.1.4 Signing of Business Combination Agreement with Zanite Acquisition Corporation
Embraer along with two of its subsidiaries (EVE UAM, LLC (“Eve”) and Embraer Aircraft Holding Inc. (“EAH”)), and Zanite Acquisition Corp. (“Zanite”), a publicly held special purpose acquisition company incorporated under the laws of the State of Delaware in the United States, entered into, on December 21, 2021, a Business Combination Agreement. Under the Business Combination Agreement, the Company’s urban air mobility business, which includes the development and certification of electric vertical take-off
and landing vehicles (“eVTOLs”), the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (the “UAM Business”), will be combined with Zanite and the resulting entity will be publicly traded in the United States (the “SPAC Transaction”).
In connection with the SPAC Transaction, the Company, Eve and EAH also entered into a Contribution Agreement, which governs the transfer of certain assets and liabilities related to the UAM Business to Eve and the transfer of Eve’s units to EAH in preparation for the SPAC Transaction.
The SPAC Transaction will be implemented through an exchange of Eve’s units, which are owned by EAH, for shares of Zanite common stock. After the exchange is effected, Eve will become a wholly owned subsidiary of Zanite and Zanite will change its corporate name to EVE Holding, Inc. (“New Eve”). In connection with the SPAC Transaction, the Company also entered into new agreements to provide products, inputs, and services to Eve which will continue to be effective after the SPAC Transaction is completed.
Upon closing of the SPAC Transaction, EAH will own 237.5 million shares of New Eve’s common stock, representing approximately 82% of the outstanding shares of New Eve as of the closing. EAH will receive 220 million shares in exchange for Eve’s units, and 17.5 million shares against a cash contribution of US$ 175.0, which is part of the Private Investment in Public Equity (PIPE) structure. The remaining shares of common stock will be owned by the Zanite’s public shareholders, Zanite’s sponsor and certain third-party investors who enter into subscription agreements to purchase shares of Zanite common stock at the closing of the SPAC Transaction, which will result in approximately US$ 237.0 of cash from Zanite Acquisition Corp. and a US$ 305.0 PIPE, anchored by Embraer, Zanite’s sponsor, financial investors and a consortium of leading strategic partners including Azorra Aviation, BAE Systems, Bradesco BBI, Falko Regional Aircraft, Republic Airways, Rolls-Royce and SkyWest, Inc. In connection with such subscription commitments, Embraer has entered into arrangements with certain of such strategic investors to provide them with price protections in the amount of up to their US$ 30.0 aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer of shares to Embraer. New Eve will be listed on the New York Stock Exchange and will be required to disclose reports and financial information relating to its activities pursuant to the regulations of the United States Securities and Exchange Commission (the “SEC”). This SPAC Transaction is outside the scope of IFRS 3 – Business Combination.
The SPAC Transaction, which has been unanimously approved by Zanite’s board of directors and the Company’s board of directors, is expected to close in the second quarter of 2022, subject to approval by regulators, approval of the transaction by Zanite’s shareholders and other customary conditions.

F-
1
6

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
2.1.1 Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention, except when the account requires a different criterion and adjusted for assets and liabilities measured as at fair value in subsequent measurement, when applicable.
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
2.1.2 Consolidation
These consolidated financial statements include the balances as of December 31, 2021 of the Company and all subsidiaries and special purpose entities in which the Company has control, directly or indirectly.
All accounts and balances arising from transactions between controlled entities are eliminated during the consolidation process.

Unrealized profits generated by intercompany transactions are eliminated in the consolidation process, both for sales operations from subsidiaries to the Parent Company (upstream transactions) or from the Parent Company to subsidiaries (downstream transactions).
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

F-
1
7

Embraer
S.A.
Notes to the
Consolidated Financial
Statements
In millions of U.S. dollar, unless otherwise stated

2.1.3 Corporate structure
Below is presented information regarding the consolidated subsidiaries as of December 31, 2021:

Entity	Participation Embraer	Country	Core activities

Airholding S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA -Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production
Yaborã Indústria Aeronáutica S.A.	100%	Brazil	Concentrates the production and commercialization of Commercial Aviation
ELEB – Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands Finance B.V.	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer - Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer - Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sale of spare parts and support services in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	EUA	R&D of technological innovations in the aerospace sector and related areas
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services LLC	51%	EUA	Pilot, mechanic and crew training
Embraer Solutions, LLC	100%	EUA	Sale of spare parts and support services for the Executive Aviation
EVE UAM, LLC.	100%	EUA	Aircraft development, design, manufacturing, selling, certification and support and solutions for urban air traffic management, related to Urban Air Mobility (UAM)
EVE Soluções De Mobilidade Aérea Urbana Ltda.	100%	Brazil	Eve’s subsidiary with operations in Brazil
Embraer Aviation Europe - EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International - EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Aviation France - EAF	100%	France	Sale of spare parts and support services in Europe
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Defesa & Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply and development of satellite solutions
Visiona Internacional B.V.	100%	Netherlands	International subsidiary of Visiona
Tempest Serviços de Informática S.A.	61%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Tempest Security Intelligence Limited	100%	UK	Retail trade of computer products, maintenance, repair and related services
EZS Informática S.A.	100%	Brazil	Retail trade of computer products, maintenance, repair and related services
ID IT Tecnologia da Informação Ltda.	99%	Brazil	Development and licensing of customizable computer programs, information technology consulting, data processing, application service providers and internet hosting services
Embraer GPX Ltda	100%	Brazil	No operations
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Fundo de Investimento em Participações Embraer Ventures	100%	Brazil
Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

F-
1
8

Embraer
S.A.
Notes to the
Consolidated Financial
Statements
In millions of U.S. dollar, unless otherwise stated

2.1.4 Entities not controlled and not consolidated by the Company
Águas Azuis Construção Naval SPE Ltda.
– Special purpose entity established by Embraer S.A., Atech - Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of execution of Frigate Class Tamandaré Program signed with Brazilian Navy (supply of four military vessels of high technological complexity), with total interest of 25% by Embraer. The transactions performed by this entity are recognized using the equity method and are presented as operating income of the Company.
Equity Investment Fund (
“
FIP
”
) Aeroespacial
– Equity investment fund established with BNDES, FINEP and
Desenvolve SP
, created with the aim of strengthening the aerospace, aviation, defense and security supply chain and promoting integration of systems related to these sectors through support for small and medium enterprises. The investment fund is not consolidated in the Company’s financial statements, its results are recorded using the equity method and presented as part of the operating income based in the Company’s equity interest of 34%.
2.1.5 Revision of the consolidated statements of financial position as of December 31, 2020
During the current year (2021), the Company had identified adjustment in the amount of US$ 31.6 to be corrected in the valuation of certain items booked as inventories of raw materials in periods prior to the January 1, 2020.
Management concluded that the correction of this adjustment does not have material impact over the financial position and performance of the Company previously reported in the most recent annual consolidated financial statements as of and for the three-year period ended December 31, 2020; however, the correction of this adjustment in the current year results (2021) as an out-of-period
adjustment could mislead the understanding of current year performance of the Company and its operating segments. Therefore, the consolidated statements of financial position as of December 31, 2020, were revised to correct this adjustment retrospectively, impacting the opening balance of shareholders’ equity.
The following schedules presents the revised consolidated statements of financial position as of December 31, 2020 and the shareholders’ equity opening balance as of January 1, 2020:

	12.31.2020
ASSETS	Published	Adjustment	Recasted
CURRENT
Inventories	2,469.5	(31.6)	2,437.9
Other assets	8,078.1	—	8,078.1

TOTAL ASSETS	10,547.6	(31.6)	10,516.0

TOTAL LIABILITIES	7,608.5	—	7,608.5

SHAREHOLDERS’ EQUITY
Capital	1,551.6	—	1,551.6
Treasury shares	(25.7)	—	(25.7)
Revenue reserves	1,377.8	—	1,377.8
Share-based remuneration	37.4	—	37.4
Accumulated other comprehensive loss	(114.6)	—	(114.6)
Retained earning	—	(31.6)	(31.6)
Non-controlling interests	112.6	—	112.6

TOTAL SHAREHOLDERS’ EQUITY	2,939.1	(31.6)	2,907.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,547.6	(31.6)	10,516.0

F-
1
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	01.01.2020
ASSETS	Published	Adjustment	Recasted
CURRENT
Inventories	1,304.4	(31.6)	1,272.8
Other assets	9,268.1	—	9,268.1

TOTAL ASSETS	10,572.5	(31.6)	10,540.9

TOTAL LIABILITIES	6,957.9	—	6,957.9

SHAREHOLDERS’ EQUITY
Capital	1,551.6	—	1,551.6
Treasury shares	(26.5)	—	(26.5)
Revenue reserves	2,110.0	—	2,110.0
Share-based remuneration	37.4	—	37.4
Accumulated other comprehensive loss	(154.8)	—	(154.8)
Retained earning	—	(31.6)	(31.6)
Non-controlling interests	96.9	—	96.9

TOTAL SHAREHOLDERS’ EQUITY	3,614.6	(31.6)	3,583.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,572.5	(31.6)	10,540.9

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

F-
20

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

•
Income and expenses for each statement of income and statements of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

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
Financial assets are derecognized when the contractual rights to receive cash flows from the asset expires or are transferred in a transaction in which substantially all the risks and benefits of ownership of the financial asset are transferred by the Company.
a.2) Classification and subsequent measurement
The Company classifies financial assets as measured at amortized cost only if both criteria are met:

•	The asset is held within a business model whose objective is to collect the contractual cash flows; and

•	The contractual terms give rise to cash flows, at specific dates, which relate only to the payments of principal and interest.
Financial assets measured as at amortized cost by the Company includes cash and cash equivalents, certain financial investments, trade accounts receivable, customer and commercial financing, contract assets, guarantee deposits and other financial assets.
Financial assets measured as at fair value through other comprehensive income (FVOCI) are assets held within a business model whose purpose is achieved both through the receipt of contractual cash flows and the sale of financial assets, as well as their contractual terms generate, on specific dates, cash flows that are related only to payments of principal and interest.

F-
21

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Changes in fair value of FVOCI financial assets are recognized in other comprehensive income
(
loss
)
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
Financial liabilities are derecognized when contractual obligations are withdrawn, canceled or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of income.
2.2.4 Cash and cash equivalents and financial investments
Cash and cash equivalents include cash in hand, cash in transit (amounts paid by our customers or debtors that are pending release by the intervening bank at the reporting date), bank deposits and highly liquid short-term investments, maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.

F-
22

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
2.2.5 Trade accounts receivable and customer and commercial financing
When making a sale, the Company evaluates its payment terms. If the sale amount is not received immediately, which is the case with aircraft sales, it will be recognized in the trade accounts receivable. The amount receivable when the payment is deferred by the customer is adjusted to present value if applicable, identifying an interest rate compatible with the market at the time of sale and applying it to the amount receivable according to the transaction payment terms.
Expected credit losses are recognized using actual credit loss experiences from the last years and follow-up
of prospective trends in the markets and segments that the Company operates. The identified factor is applied to the measurement of expected credit losses and recognition of impairment losses in the consolidated statements of income. The methodology data is reviewed and updated periodically in respect of economic circumstances and market conditions in which the Company operates.
Customer and commercial financing relate to accounts receivable transactions identified with significant financing component. As of December 31, 2021, the Company held a limited number of transactions with significant financing component.
The Company applies the lifetime model to estimate the expected credit losses over receivables recorded as customer and commercial financing. The expected credit losses are estimated considering the customer’s probability of default based on contractual term as defined on each applicable agreement and updated on a reporting date basis. The fair value of collateral components is considered to cover and reduce the credit exposure assumed (whether partially or in its entirety) as well as the expected credit losses recognized.
2.2.6 Derivative financial instruments
The Company uses derivative instruments to hedge its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.
Gains and losses on derivative transactions are recorded in consolidated statements of income, considering the fair value of these instruments. The unearned gains and losses are recognized in the consolidated statements of financial position under derivative financial instruments, and the counterpart in consolidated statements of income under financial expense, net, (Note 34), except for operations to hedge exposure to changes in exchange rate or designated as cash flow hedge, which is recognized as other comprehensive income (loss) in shareholders’ equity.
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
The fair value of derivative financial instruments designated as hedge accounting is presented in Note
8
. Changes in fair value of hedge instruments and hedge costs booked in other comprehensive income (loss) in shareholders’ equity are also presented in Note
8
.

F-
2
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

a) Fair value hedge
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
b) Cash flow hedge
Cash flow hedge is applied for hedging risks associated with the volatility of cash flows in foreign currency associated with highly probable forecast transaction that will impact income or loss, in this case the payroll expenses of personnel in Brazil settled in Brazilian Real.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, within financial expenses, net.
Where option contracts are used to hedge forecast transactions (put and call options of foreign currency), the Company designates only the intrinsic value of the options as the hedging instrument. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within the shareholders’ equity. The changes in the time value of put and call options that relate to the hedged item (‘aligned time value’) are recognized as hedge costs in other comprehensive income (loss) within shareholders’ equity.
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
In the case of cash flow hedges designated to hedge the volatility of payroll expenses settled in Brazilian Real, the Company enters into zero-cost
collar financial instruments by buying put options and selling call options of foreign currency with the same counterparty and risk premium zero. The critical terms of financial instruments matched with the terms of hedged risk the put and call options notional value hedges the risk 1:1 (forecast of payroll cash flows in Brazilian Real for fiscal year) and its due date is within the forecast dates of cash outflows throughout the year. The Company asses on a qualitative and prospective basis the cash flow hedge effectiveness. If relevant changes in circumstances affect the terms of the hedged item, as changes in the forecast value of hedged cash outflows in Brazilian Real in comparison to the effective value, the Company performs on a prospective basis the balance of hedge relationship and any ineffective portion is recognized in income or loss within financial expense, net.

F-
2
4

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
The current income tax is calculated considering the effective tax laws on reporting date in the countries which the Company operates and generates taxable income, wherein 34% in Brazil, composed of 25% income tax and 9% social contribution on net income.
Management evaluates on a recurring basis uncertain tax positions taken by the Company in the current income tax calculation based on the applicable tax laws, and records a provision, when appropriated, based on the estimated amount to be paid to tax authorities. Further details related to accounting practice related to uncertain tax positions are described in Note 2.2.19.
Deferred income tax is recognized on temporary differences arising between the tax and accounting basis of assets and liabilities. Deferred income tax asset is recognized solely based on future taxable income available to reverse the temporary differences.
Deferred income tax assets and liabilities are presented net in the statements of financial position when there is intention and the legal right is enforceable to offset the amounts in the current income tax calculation, and mainly related to the same legal entity and same tax authority. Therefore, deferred tax assets and liabilities of different legal entities and/or tax jurisdictions are generally presented gross.
2.2.10 Assets held for sale
An asset or group of assets and liabilities is held for sale when its carrying amount is expected to be recovered mainly through the sale transaction rather than through continuing use. This occurs if the asset is available for immediate sale “as is”, subject only to usual and customary terms for completion of the transaction, when the sale is defined as highly probable.

F-
2
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The group of assets and liabilities held for sale (disposal group) are measured at the lower of their carrying amount and fair value less incremental costs directly attributable to the conclusion of sale transaction.
Upon the classification as assets held for sale, the depreciation and amortization of non-current
assets, including property, plant and equipment, intangible assets and right of use, are ceased and no longer recognized in the statements of income due to the expectation of realization of these assets by sale instead of continuous use as.
Impairment losses of assets held for sale, or group of assets and liabilities held for sale, are recognized as other operating expense, net in the statements of income.
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

F-
2
6

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
Capitalized development costs are amortized from the time at which benefits begin to accrue based on units produced, and the amortized amounts are appropriated to production cost. Revision of the amortization quota is made at least annually.
The Company has agreements with certain key suppliers, hereby denominated partners, who participate in the Company’s research and development projects by contributing cash. The Company records such contributions as financial liability on receipt and when the milestones are completed and amounts not refundable, the contributions are reclassified as reduction of intangible assets (development expenditure) and amortized following the same intangible amortization criteria.
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

F-
2
7

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
Long-lived assets, except goodwill, adjusted for impairment losses are reviewed subsequently for a potential reversal scenario on the reporting date. Impairment losses recognized over goodwill are not reversed.
The reversal of impairment losses for a cash-generating unit is allocated to the CGU assets, except goodwill, on a pro rata basis and up to the carrying amount of these assets (net of depreciation and amortization). Reversal of impairment losses is recognized in the line of other operating expense, net.
Assets held for sale are tested for impairment in accordance with practice described in Note 2.2.10.
2.2.15 Leases
The lease agreements which the Company act as lessee and are accounted under IFRS 16 mainly refers to lease of buildings, offices, lands and vehicles signed by subsidiaries domiciliated outside Brazil (United States and Europe). The term of those agreements varies in the range of
2
to up
20
years, and the average discount rate applied to the agreements with maturity higher than
5
years is
7
% p.a.
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

F-
2
8

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
2.2.17 Financial guarantees and residual value guarantees
In certain aircraft sales transaction of the Commercial Aviation, the Company might grant financial or residual value guarantees on delivery of these aircraft, as part of the aircraft sale and financing structure.
The residual amount is guaranteed to the lender in the residual value guarantees based on the expected future value of the aircraft at the end of the funding, subject to a maximum limit, agreed by the contract. Residual value guarantee is measured at fair value through profit or loss on each reporting date with changes recognized as financial expenses, net. The exercise of residual value guarantee can be claimed by the customer in the end of guarantee term if contractual conditions are met or through settlement agreement. The catch-up
of residual value guarantee financial liability to the settlement amount is recognized as reduction or increase of financial expenses, net.
Financial guarantees are measured at the time of aircraft delivery (premium received) and recognized as a reduction in sales revenue. The premium income is amortized to the consolidated statements of income on a monthly basis based on the guarantee coverage term.

F-
2
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

If the financial guarantee exercise is probable as a result of significant events occurred, such as filing for bankruptcy of a customer covered by financial guarantee granted, the Company may record an additional provision regarding the probable estimated cash outflow, based on the best estimate of potential losses. Further details regarding potential exposure related to outstanding guarantees are disclosed in Note 25.
2.2.18 Unearned income
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
2.2.19 Provisions, contingent assets and liabilities, legal obligations and court-mandated escrow deposit
Provisions – provisions are recognized based on the judgment of the Company’s Management and its legal counsel, the nature of the lawsuits, legal precedent, complexity and court interpretations, whenever the loss is considered probable, when such loss would result in a probable outflow of resources to settle the obligations and when the amounts involved can be reasonably estimated, the provision is recognized. The provision for labor claims is recognized based on the Company’s historical percentage of cash outflows of each demand. The amounts provided represent the Company’s best estimate of the anticipated outflow of resources.
Tax positions - for income tax matters a provision is recognized when the Company’s Management evaluates with the assistance of its legal advisors that an uncertainty over income tax treatments taken during the fiscal years subject to tax authorities’ examinations, or under discussions in administrative or legal instances with tax authorities, is not probable to be accepted by decisions of the court of last resort.
Contingent liabilities – amounts for which disbursement is classified as possible risk of loss are disclosed but not recorded in the consolidated financial statements. Where the probability of loss is classified as remote, neither provision nor disclosure are required. For income tax matters under administrative discussion or legal demand with tax authorities, the Company discloses the amounts of income tax treatments taken that in its assessment is probable to be accepted by decisions of the court of last resort.
Legal obligations - relates to tax payables under the Brazilian law for which the Company has accrued the corresponding liability but initiated legal disputes challenging their applicability. Such tax liabilities under discussion are fully recognized as tax payables in the consolidated financial statements.
Court-mandated escrow deposits - recorded as other assets and periodically updated for monetary correction.
2.2.20 Product warranties
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

F-
30

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
2.2.21 Post-retirement benefits
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
2.2.22 Employee profit-sharing plan
The Company provides a profit-sharing plan for its employees, which is linked to performance targets established in action plans set and agreed at the beginning of each year. The profit-sharing approved by current policy is equivalent to a percentage of a monthly compensation of each employee (varying from 25% to 50%) associated with fulfillment of individual and corporative targets. Provisions are recognized monthly by applying the agreed percentage to the payroll of the Company, recognized in the consolidated statements of income accounts related to the function performed by each employee (costs or expenses).

F-
31

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
2.2.23 Share-based payment
The Executive Remuneration Policy (PRE) determines that the remuneration of the Company’s management shall be granted as a Long-Term Incentive (LTI) with the objective of retaining and attracting qualified personnel who will make an effective contribution to the Company’s performance. The Company provides one type of share-based remuneration in the form of LTIs during the current fiscal year:
Cash-settled phantom shares plan, in which the amounts attributed to the services provided by the participants are converted into virtual share units based on the market value of the Company’s shares. At the end of the vesting period the participant receives the quantity of virtual shares converted into Real, at the shares’ current market value. The Company recognizes the obligation during the vesting period (quantity of virtual shares proportional to the period) in the same group as the participant’s normal remuneration. This obligation is presented as an account payable to employees and the fair value is calculated based on the market price of the shares and registered as financial expense, net in the consolidated statements of income. The phantom shares plan is a cash-settled
share-based payment transaction and therefore has no impact on the calculation of diluted earnings per share.
2.2.24 Earnings per share
Basic and diluted earnings per common share are computed by dividing net income attributable to Embraer shareholders by the weighted average number of common shares outstanding during the fiscal year. The Company has no stock options available which could potentially dilute outstanding common shares.
2.2.25 Revenue recognition of contract with customers
Revenue comprises the fair value of the consideration received or to be received for the sale of products and services in the ordinary course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.
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
b) Revenue from services
Services revenue are recognized over time of control transfer to the customer, that is, to the extent that services are rendered over time. The performance obligations of such contracts are satisfied and recognized in the consolidated statements of income over time. Services mainly includes technical services, training, maintenance of aircraft and parts, modernization services and support programs.

F-
32

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The average payment term is 30 days, and for some services, such as modernization of Defense aircraft, the client’s payment schedule follows a schedule agreed between the parties.
Exchange pool programs and total support programs revenues are recognized monthly during the contract period, because there is no customer use pattern that can be reliably projected, and consist of a fixed rate and part of a variable rate directly related to the hours actually flown by the aircraft covered in these programs.
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
There are no significant financing components in the long-term contracts of the Defense & Security segment. The payment terms are mainly aligned with the stages of execution and deliveries of each contract, as agreed by the Company and the customers, and there is no willingness on either side to finance the other.
d) Contract assets and liabilities
The contract assets relate to the Company’s rights to the consideration for the work completed and not billed at the date of the consolidated financial statements, mainly from long-term Defense & Security contracts that are recognized over time as noted above, and net of customer advances received and expected credit losses recognized. Contract assets are transferred to trade accounts receivable when the rights become unconditional. Expected credit losses are calculated over the contract assets balances, as detailed in Note 2.2.5.
Contract liabilities refer to
non-refundable
advance payments received by the Company prior to the delivery of the aircraft and advances of consideration received from customers related to the acceptance of managerial stages/ tasks under long-term contracts of Defense & Security (customer advances), as well as to the supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts (multiple-element).
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
2.2.26 Cost of sales and services
Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

a)	Material - Materials used in the production process, substantially acquired from foreign suppliers.

F-
3
3

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

2.2.27 Financial expense, net and foreign exchange gain (loss), net
Financial expense, net and foreign exchange gain (loss), net principally comprise interest income on cash and cash equivalents and financial investments measured as at amortized cost and FVOCI, financial charges on loans, tax updates and foreign exchange gain (loss) on assets and liabilities expressed in currencies other than the functional currency (US dollars), on an accrual basis. Gains or losses on fair value changes of FVTPL financial instruments are also recognized as financial expense, net.
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
2.2.28 Statement of cash flows
The statement of cash flows was prepared using the indirect method.
2.2.29 Segment reporting
Operating segment information is presented in a manner consistent with the internal reports provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources among and assessing the performance of the operating segments and for making strategic decisions, is the Chief Executive Officer.
Generally, balances and transactions that are not directly allocated to a specific operating segment but contributed to its operations, such as corporate area expenses, are appropriated on pro-rata
basis, using revenue from each segment as an allocation factor.

3.	Critical accounting estimates and significant judgements
Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenue and expense and their disclosure. Therefore, variables and assumptions derived from historical experience and other factors deemed relevant were used in preparing accompanying consolidated financial statements included in this report. These estimates and assumptions are reviewed on an ongoing basis and the changes to accounting estimates are recognized in the period in which the estimates are revised on a prospective basis.

F-
3
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The significant accounting policies, including the variables and assumptions used in the estimates, and the relevant sensitivity of those judgments to different scenarios and conditions are described below:
3.1. Revenue from long-term contracts (Defense & Security)
3.1.1 Estimated costs at completion of contracts
In the Defense & Security segment, a significant portion of revenue is derived from long-term contracts with the Brazilian and foreign governments, recognized over time by the cost incurred method (Note 2.2.25 – c), using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement.
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
In a
hypothetical scenario of 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress during 2021, the Company’s revenue and gross margin in the year would be lower in US$ 88.7 or would increase by US$ 98.9, respectively.
3.1.2 Contract modifications
Contract modification is a change in scope, price or both of contracts with customers. On long-term contracts of the Defense & Security segment, contract modification might occur as a result of changes in price due to escalation, rebalance of price due to changes in cost structure, increase or decrease of scope, as well as adjustment to deliverables timeline. Management is required to review the assumptions of revenue recognition for long-term contracts recognized over time when a contract modification is enforceable (revenue and estimated costs at completion).
Contract modification is solely adjusted in revenue recognition of a long-term contract when the subject of modification is approved by the parties of the original contract, which is usually achieved in the signature of contract amendment in the Defense & Security business unit. A contract modification might also exist when the parties to the original contract had discussions regarding scope or price (or both) of the modification, if the changes in rights and obligations of the parties as a result of modification are enforceable under the terms of the original contract and/or the applicable law.
As disclosed in Note 1.1.1 - Defense & Security, during 2021 the Company and the Brazilian Air Force engaged in negotiations for potential reduction of total aircraft that will be delivered under the original sales order for 28 aircraft
KC-390
Millennium (decrease of scope). On November 12, 2021, the Brazilian Air Force publicly announced its decision to unilaterally reduce the total value of the
KC-390
Millennium aircraft agreement
in 25%, as permitted by the applicable law. The terms to the contract modification were approved and formalized by the parties in the contract amendments signed on February 9, 2022, including, among others, (i) reduce from 28 to 22 the total number of
KC-390
Millennium aircraft to be delivered and (ii) adjust other contractual clauses as compensation for the reduction mentioned in the previous item to mitigate the impacts for the Company (rebalance of price).
Although the signature of contract amendments had occurred in the beginning of 2022, the Company determined the effects of the modification must be considered in revenue recognition of
KC-390
Millennium contract with the Brazilian Air Force in 2021. The unilateral decision to reduce the total contract by 25% announced in 2021 supports the existence of contract modification on this period, since the reduction of 25% is permitted by the applicable law, which also defines Embraer right to claim the rebalance of price as a result of cost increase caused by the reduction. The terms of contract amendments signed in 2022 corroborates the changes in scope and price permitted by the applicable law and known as of December 31, 2021. Therefore, the effects of contract modification generated by such contract amendments caused cumulative adjustment of US$ 40.9 on December 31, 2021, reducing revenue, gross margin and contract assets of the Company in the end of year.

F-
3
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

3.2. Impairment of long-lived assets
The impairment test performed considers the Company’s medium and long-term strategic plan cash flows, brought to present value at an appropriate discount rate compatible with the market and that reflects the shareholders’ expectations of return. In preparing or using this information, the Company uses certain estimates, as follows:

a)
Gross expected cash flow
-
the Management projects inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

b)	Growth rates - the growth rates are reflected in the revenue flow and the gro ss margin budgeted by the Company, consistent with the forecasts included in industry reports.

c)
Discount rates
-
an appropriate discount rate is used that reflects the expected return of investors at the time the calculation is made. This rate is also compared with the market to confirm its consistency.

d)
Foreign exchange rate USD/BRL
- future cash flows for certain cash-generating units with revenue primarily consisting of U.S. dollars (such as the Commercial and Executive Aviation units) are sensitive to volatility and structural changes at the level of US$/R$ exchange rates since certain general production costs and expenses are incurred in Brazilian Real (such as payroll). The depreciation of R$ in relation to US$ may have a positive impact on future cash flows, while appreciation of R$ may result in a reduction in future cash flows at these cash-generating units and possible impairment losses. The Company makes use of derivative financial instruments providing protection for short-term volatility as described in Note 8.

Additional information on the impairment test are disclosed in Note 18.

4.	New accounting standards and interpretations
Replacement of Libor and other interbank offered rates - Phase 2 (applicable on or after January 1, 2021)
The changes brought about during Phase 2 of the benchmark interest rate reform (
London Interbank Offered Rate
- Libor and other benchmark interest rates -
Interbank Offered Rates
– IBORs), involve issues that may come to affect financial statements during benchmark interest rate reform, including the effects of changes to contractual cash flows or hedge relationships originating from the replacement of benchmark interest rates with an alternative benchmark rate. These changes offer practical expedients for certain requirements provided under IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in relation to changes made to the base used to determine hedge relationships and requirements regarding the disclosure of risk exposure, risk management, and the development of IBOR transitions.
The Company is taking action together with counterparty financial institutions in order to mitigate potential risks created by the reform and discontinuing of Libor. The Company does not expect any material impacts nor impacts to current hedge relationships, since the loans and financing linked to the Libor interest rate have their maturity before the final date of the interest rate transition, as well as obligations towards financial institutions with later maturity have also contractual provision to change the reference interest rate
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact on the Company in the current or future reporting periods.

•	Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

•	Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1

F-
3
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

•	Definition of Accounting Estimates – Amendments to IAS 8

•	Annual Improvements to IFRS Standards 2018–2020

5.	Cash and cash equivalents

	12.31.2021	12.31.2020
Cash and banks	978.0	1,117.7

	978.0	1,117.7

Cash equivalents
Bank deposit certificate (i)	75.2	78.8
Fixed deposits (ii)	765.1	686.6

	840.3	765.4

	1,818.3	1,883.1

(i)	Applications in Bank Deposit Certificates (CDB’s), issued by financial institutions in Brazil, available for redemption in up to 90 days.
(ii)	Fixed term deposits in US Dollars with original maturities of 90 days or less.

6.	Financial investments

	12.31.2021				12.31.2020
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Financial instruments
Public securities	51.6	—	—	51.6	51.8	—	—	51.8
Structured Notes (i)	14.1	—	79.0	93.1	—	—	241.1	241.1
Investment funds	—	—	22.1	22.1	—	—	7.4	7.4
Fixed-Term Deposits (ii)	13.7	541.0	—	554.7	—	513.0	—	513.0
Others (iii)	—	—	94.9	94.9	—	—	55.9	55.9

	79.4	541.0	196.0	816.4	51.8	513.0	304.4	869.2

Current portion	13.8	541.0	196.0	750.8	0.1	513.0	304.4	817.5
Non-current	65.6	—	—	65.6	51.7	—	—	51.7

(i)
Structured notes, the Company maintains financial investments in structured notes associated with the credit risk of financial institution issuer and the Brazilian government, in the amount of US$ 79.0 as of December 31, 2021 (US$ 195.2 as of December 31, 2020).

As of December 31, 2020, the Company also maintained structured notes associated with the credit risk of two financial institutions concurrently in the amount of US$ 30.1, and structured notes associated with its own credit risk in the amount of US$ 15.7.
(ii)	Fixed term deposits in US Dollars issued by financial institutions, with original maturities of 90 days or higher from the date of hiring.
(iii)
It mainly relates to shares of the Republic Airways Holdings, arising from the request for the judicial reorganization of the former entity Republic Airways and received by the Company as part of the restructuring plan. Changes in the fair value of this financial investment is presented in Note 27.

The weighted average nominal interest rates on December 31 2021, related to cash equivalents and financial investments made in Brazilian Reais were 4.34% p.a., equivalent to 98.83% of the CDI, and in Dollars 0.54% p.a. (2.80% p.a., equivalent to 100.1% of the CDI, and in Dollars 0.83% p.a. on December 31, 2020).

F-
3
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

7.	Trade accounts receivable, net

	12.31.2021	12.31.2020
Foreign customers	181.6	214.5
Brazilian Air Force	10.7	7.4
Domestic customers	27.4	40.0

	219.7	261.9
Allowance for doubtful accounts	(30.7)	(58.5)

	189.0	203.4

The amounts and maturities of these trade accounts receivable are shown below:

	12.31.2021	12.31.2020
Current	193.8	190.9
Up to 90 days	16.4	20.9
From 91 to 180 days	2.0	8.4
More than 180 days	7.5	41.7

	219.7	261.9

The following schedule presents the changes in the expected credit losses provision during the year:

	12.31.2021	12.31.2020	12.31.2019
Beginning balance	(58.5)	(11.1)	(45.0)
Additions/Reversal	(1.8)	(57.1)	(4.4)
Write-off	29.4	15.0	7.5
Reclassification*	—	29.6	—
Foreign exchange variation	0.2	(4.9)	0.8
Assets held for sale	—	(30.0)	30.0

Ending balance	(30.7)	(58.5)	(11.1)

*
Reclassification refers to transfer of expected credit losses provision recognized over trade accounts receivable overdue balances that were renegotiated with certain customers during 2020 and reclassified to the customer and commercial financing account in the consolidated statements of financial position.

8.	Derivative financial instruments
Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.
As of December 31, 2021 and 2020, the Company had the following operations:

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

F-
3
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Instrument	Notional	Settlement date	12.31.2021	12.31.2020
Cash flow hedge designated as hedge accounting					(1.1)	7.1
Payroll expenses settled in Brazilian Reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.32.	—	2021	—	7.1
		Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.52.	120.3	2022	(1.1)	—

Fair value hedge designated as hedge accounting					0.1	2.1

Project development	Interest rate	Interest swap to exchange fixed interest rate debt in Brazilian Reais for a floating rate CDI.	13.9	2023	0.1	0.8
Export Financing	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	—	2023	—	(0.1)
Export Financing	Exchange rate and interest rate	Interest rate and cross-currency swap	—	2021	—	1.4

Others derivatives not designated as hedge accounting					(4.8)	(9.5)

Acquisition of property, plant and equipment	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	1.8	2024	(0.1)	(0.1)
Export	Exchange rate	Non-Deliverable Forwards to exchanges Euro currency debt to US Dollars currency.	—	2021	—	0.3
Export	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	100.0	2027	(4.7)	(9.7)

					(5.8)	(0.3)

The hedge effectiveness ratio of the fair value and cash flow hedge on the initial date was 1:1 and 1:1, respectively, on December 31, 2021. Considering the changes in the discounted cash value of the instruments not yet settled since January 1 and the amount of the hedged item, the effectiveness ratio was 1:1 and 1:1 (1:1 and 1:1 on December 31, 2020).
On December 31, 2021 and 2020, the fair value of derivative financial instruments was recognized in the Company’s assets and liabilities as follows:

	12.31.2021	12.31.2020
Assets
Current portion	0.1	8.3
Non-current	—	1.3
Liabilities
Current portion	(2.9)	(1.2)
Non-current	(3.0)	(8.7)

Net derivative financial instruments	(5.8)	(0.3)

9.	Customer and commercial financing

	12.31.2021	12.31.2020
Aircraft (i)	7.9	9.2
Spare parts (ii)	29.8	39.8

	37.7	49.0
Expected credit losses	(5.7)	(19.1)

	32.0	29.9
Current portion	9.6	8.5
Non-current portion	22.4	21.4

(i)
Aircraft: financing provided to customers related to the acquisition of used aircraft. The fair value of used aircraft provided as collateral in the used aircraft customer financing structure, which could minimize the losses in case of default (collateral assets), were considered to reduce the expected credit losses (ECL) for such transaction.

F-
3
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(ii)
Parts and services: financing provided to certain customers as a result of the
COVID-19
impacts over the Commercial Aviation business related to the supply of parts and services mainly provided during the year of 2020. The terms negotiated within the renegotiation agreement establishes interest of 6% p.a. and annual principal payments until the final maturity date (2023). There is no collateral in the parts and services customer financing, however, the recurring supply of parts and services to the related customers relies on the timely payment of financings provided.

There are no overdue balances of the customer financing provided as of December 31, 2021.
The changes in ECL provision during the periods is presented below:

	12.31.2021	12.31.2020
Beginning balance	(19.1)	—
(Additions)/Reversal	13.4	8.1
Reclassifications	—	(27.2)

Ending balance	(5.7)	(19.1)

ECL provision recorded as of December 31, 2021 for used aircraft transactions is US$ 0.4, and US$ 5.3 related to the customer financing of parts and services.
As of December 31, 2021, the maturity schedules of the long-term customer financing are:

Year
2023	17.7
2024	1.5
2025	1.6
Thereafter 2025	1.6

22.4

10.	Inventories

	12.31.2021	12.31.2020
Raw materials	822.7	1,040.3
Work in process	524.7	631.1
Spare parts	474.3	576.0
Finished goods (i)	54.2	137.4
Held by third parties	79.3	61.4
Advances to suppliers	30.8	47.8
Inventory in transit	80.0	71.8
Consumption materials	43.5	52.1
Used aircraft (ii)	28.4	34.7
Loss on adjustment to market value (iii)	(1.0)	(4.4)
Loss due to obsolescence (iv)	(150.9)	(210.3)

	1,986.0	2,437.9

F-
40

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(i)	The following aircraft were held in the finished goods inventory:

•	December 31, 2021: one Phenom 100, one Phenom 300, one Praetor 500, two Praetor 600 and one Super Tucano.

•	December 31, 2020: two Embraer 195-E2, one Phenom 100, one Phenom 300, one Praetor 500, two Praetor 600, three Ipanema and one Super Tucano.

(ii)	The following used aircraft were held in inventory as available for sale:

•	December 31, 2021: one Embraer 190.

•	December 31, 2020: one Phenom 100, one Embraer 135, two Embraer 145 and one Embraer 190-E2.
There were no deliveries of
aircraft held in inventories as of December 31, 2021
 until March
23
, 2022
.

(iii)	Changes in the provision for adjustments to the realizable value of work in process, finished goods and used aircraft were as follows:

	12.31.2021	12.31.2020	12.31.2019
Beginning balance	(4.4)	(0.9)	(7.7)
Additions	(13.9)	(17.3)	(5.2)
Disposals	17.3	14.6	11.2
Assets held for sale	—	(0.8)	0.8

Ending balance	(1.0)	(4.4)	(0.9)

(iv)	Changes in the provision for obsolescence were as follows:

	12.31.2021	12.31.2020	12.31.2019
Beginning balance	(210.3)	(95.6)	(170.7)
Additions	(45.6)	(42.2)	(50.3)
Disposals*	84.0	23.9	29.8
Reversals	17.3	1.7	—
Foreign exchange loss	1.6	(3.4)	0.9
Assets held for sale	2.1	(94.7)	94.7

Ending balance	(150.9)	(210.3)	(95.6)

*	Disposals relates to obsolete materials and parts sold by the Company during the year.

11.	Other assets

	12.31.2021	12.31.2020
Taxes recoverable (i)	105.0	105.6
Other debtors (ii)	73.7	72.8
Prepaid expenses	36.2	36.5
Court-mandated escrow deposits (iii)	24.9	26.8
Loan with a joint operation	25.7	25.2
Advances to employees	19.6	4.9
Advances for services to be rendered	13.7	5.2
Collateralized accounts receivable	9.9	13.9
Others	10.6	10.7

	319.3	301.6

Current portion	193.7	180.9
Non-current portion	125.6	120.7

F-
41

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(i)	Taxes recoverable

	12.31.2021	12.31.2020
ICMS (State Value-added Tax) and IPI (Excise Tax)	65.7	69.3
PIS (Social Integration Program) and COFINS	27.6	19.7
Income tax and social security on net income	5.6	7.5
ISS (Service tax)	4.4	4.6
Others	1.7	4.5

	105.0	105.6

Current portion	37.4	50.0
Non-current portion	67.6	55.6

(ii)
Corresponds mainly to rework done on materials and parts received from suppliers, which will be reimbursed in cash by the supplier or through credits granted that can be used to offset trade accounts payable when requested by the Company and approved by the supplier.

(iii)	Refers to deposits arising from lawsuits, substantially to federal taxes and contributions, in which there is a liability recorded Note 26.

12.	Interest in entities
12.1 Subsidiaries
Subsidiaries controlled directly or indirectly by the Company are described in Note 2.1.3 and are consolidated.
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
non-controlling
shareholders
Non-controlling
shareholders have interests in the entities listed below, however, based on contractual agreements and analysis of the applicable accounting standards, the Company has control and consolidate the following entities:

12.31.2021
Entity	Country	Participation Embraer Group	Non-controlling interest		Comprehensive income

OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	54.0	(4.2)
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	15.8	(2.4)
Embraer CAE Training Services	United States of America	51.0%	49.0%	27.3	8.9
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	10.0	(1.1)

				107.1

F-
42

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2020
Entity	Country	Participation Embraer Group	Non-controlling interest		Comprehensive income
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	60.5	3.9
Embraer CAE Training Services Ltd.	United Kingdon	51.0%	49.0%	—	—
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	17.3	(1.7)
Embraer CAE Training Services	United States of America	51.0%	49.0%	22.9	6.0
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	11.9	0.3

				112.6

12.31.2019
Entity	Country	Participation Embraer Group	Non-controlling interest		Comprehensive income
OGMA - Indústria Aeronática de Portugal S.A.	Portugal	65.0%	35.0%	53.9	3.0
Embraer CAE Training Services Ltd.	United Kingdom	51.0%	49.0%	—	—
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	20.0	(0.5)
Embraer CAE Training Services	United States of America	51.0%	49.0%	23.0	10.2

				96.9

Embraer holds 51.0% of the entities Visiona Tecnologia Espacial S.A. and Embraer CAE Training Services. The powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives, as well as Embraer directs the principal operating activities of the entity.
The financial position of the most significant entity with
non-controlling
interests is summarized below, which is OGMA - Indústria Aeronáutica de Portugal S.A. Other entities combined represent less than 5% of consolidated profit before taxes on income.

	12.31.2021	12.31.2020
Cash and cash equivalents	38.8	67.8
Current assets	194.1	217.9
Non-current assets	65.4	64.4
Current liabilities	99.4	109.1
Non-current liabilities	5.9	0.4
Noncontrolling interest	54.0	60.5

	12.31.2021	12.31.2020	12.31.2019
Revenue	244.7	287.1	277.5
Net income for the year	(4.2)	3.9	3.0
Subsidiaries with
non-controlling
interests are subject to the same risks as the wholly owned subsidiaries.

13.	Business combination
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
The measurement period was concluded on November 30, 2021 and no relevant adjustments were identified on the acquired identifiable net assets, including intangibles and goodwill as presented in Note 17. The goodwill generated is attributable to the workforce and profitability of the acquired business. It will not be deductible for income tax purposes. The total consideration was US$
22.1
, including final price adjustments and contingent consideration of US$
0.4
 (Note 22)
.
As part of the shareholders agreement and other obligations assumed, it was established a lock-up
period of up to 4 years for the retention of the
non-controlling
shareholders in the Tempest structure, as well as the Company has received call options and granted put options to the non-controlling
shareholders in symmetrical terms and exercisable after the
lock-up
period at fair value with the purpose of buying and selling the non-controlling
interest by Embraer at this moment, as disclosed in Note 22.

F-
4
3

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

F-
4
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

14.3 December 31, 2021

	12.31.2021
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	50.6	—	—	—	(1.8)	—
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	—	1.4	—	300.5	(6.2)	—
Brazilian Air Force	410.3	153.2	—	—	—	(42.0)
Brazilian Army	2.4	1.6	—	—	—	3.3
Embraer Prev - Sociedade de Previdência Complementar	—	4.2	—	—	—	(12.0)
Ez Air Interior Limited	4.8	4.8	20.9	20.9	—	—
Financiadora de Estudo e Projetos - FINEP	—	8.2	—	5.9	(0.7)	—
FIP Aeroespacial	—	—	—	7.2	—	—
Marinha do Brasil	0.4	2.6	—	—	—	(2.0)

	468.5	176.0	20.9	334.5	(8.7)	(52.7)

The operating results of the Brazilian Air Force presented in the table above includes the revenue cumulative adjustment of US$ 40.9 recognized in the end of 2021 as a result of the contract modification for scope reduction in the sales order of
KC-390
Millennium, as disclosed in Notes 1.1.1 and 3.1.2.
14.4 December 31, 2020

	12.31.2020
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	45.2	0.4	—	50.3	(1.3)	—
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	—	1.2	—	300.6	(2.4)	—
Brazilian Air Force	372.3	190.2	—	—	—	(34.0)
Brazilian Army	1.7	9.0	—	—	—	1.5
Embraer Prev - Sociedade de Previdência Complementar	—	4.5	—	—	—	(12.0)
Ez Air Interior Limited	5.1	5.1	20.1	20.1	—	—
Financiadora de Estudo e Projetos - FINEP	—	8.8	—	14.7	(0.1)	—
Marinha do Brasil	1.8	10.3	—	—	—	(3.2)

	426.1	229.5	20.1	385.7	(3.8)	(47.7)

14.5 December 31, 2019

	12.31.2019
	Financial Results	Operating Results
Banco do Brasil S.A.	1.1	—
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	(5.1)	—
Brazilian Air Force	—	(35.9)
Marinha do Brasil	—	(2.9)
Embraer Prev - Sociedade de Previdência Complementar	—	(19.7)
Brazilian Army	—	6.8
Financiadora de Estudo e Projetos - FINEP	(1.7)	—

	(5.7)	(51.7)

14.6 Remuneration of key management personnel:

	12.31.2021	12.31.2020	12.31.2019
Short-term benefits (i)	6.1	5.8	9.0
Share based payment (ii)	2.4	(1.7)	3.2
Labor contract termination	—	0.5	1.2

Total remuneration	8.5	4.6	13.4

(i)
Includes wages, salaries, profit sharing, bonuses and indemnities distributed to the key management personnel, which are settled in Brazilian Real, as well as the compensation of external members engaged in the statutory advisory committees.

F-
4
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(ii)
Accounts payable were reduced in 2020 and increased in 2021 due to the Company’s shares price changes in these periods end, which is applied to measure the share-based payment plan settled in cash, as disclosed in Note 29.

The Company considers as key management personnel the members of the statutory Board of Directors and statutory Executive Directors.

15	Property, plant and equipment
The Company applied the following useful lives for the depreciation of fixed assets:

Class of assets	Estimated life
Buildings and improvements	30 to 60 years
Installations	10 to 50 years
Machinery and equipment	10 to 40 years
Furniture and fixtures	5 to 30 years
Vehicles	10 to 15 years
Aircraft	4 to 20 years
Computers and peripherals	2 to 10 years
Tooling	5 to 29 years
Exchange pool program assets	8 to 30 years

F-
4
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2021
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost

At December 31, 2020	11.0	716.9	93.6	881.0	49.0	12.3	23.7	121.1	655.6	18.4	737.5	65.4	3,385.5
Additions	—	0.6	—	13.1	0.6	0.3	—	0.9	5.2	0.1	62.4	18.5	101.7
Disposals	—	(14.9)	—	(14.2)	(2.7)	(0.4)	—	(3.2)	(0.4)	—	(35.9)	—	(71.7)
Impairment	—	—	—	12.4	—	—	—	—	1.4	—	—	—	13.8
Reclassifications*	—	21.2	0.5	6.0	0.5	0.1	—	0.7	10.4	—	(23.2)	(39.3)	(23.1)
Translation adjustments	—	(2.6)	(0.6)	(7.8)	(0.4)	(0.3)	—	(1.1)	—	—	(28.3)	(0.8)	(41.9)
Assets held for sale	(0.8)	(64.3)	(5.1)	(162.7)	(0.5)	—	—	(2.0)	—	—	—	(8.6)	(244.0)

At December 31, 2021	10.2	656.9	88.4	727.8	46.5	12.0	23.7	116.4	672.2	18.5	712.5	35.2	3,120.3

Accumulated depreciation
At December 31, 2020	—	(180.1)	(33.8)	(422.2)	(25.8)	(9.5)	(22.4)	(107.7)	(397.8)	(18.4)	(211.8)	—	(1,429.5)
Depreciation	—	(20.9)	(2.5)	(30.7)	(7.3)	(0.7)	(0.5)	(5.7)	(18.6)	(0.1)	(21.0)	—	(108.0)
Disposals	—	5.1	—	13.9	2.6	0.4	—	3.0	0.2	—	11.8	—	37.0
Reclassifications*	—	—	—	—	—	—	—	—	—	—	1.1	—	1.1
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Impairment	—	—	—	(2.3)	—	—	—	—	(0.3)	—	—	—	(2.6)
Translation adjustments	—	1.0	0.2	6.3	0.3	0.3	—	0.9	—	—	4.4	—	13.4
Assets held for sale	—	12.8	1.3	41.0	0.1	—	—	1.8	—	—	—	—	57.0

At December 31, 2021	—	(183.2)	(34.8)	(394.0)	(30.1)	(9.5)	(22.9)	(107.7)	(416.5)	(18.5)	(215.5)	—	(1,432.7)

Net
At December 31, 2020	11.0	536.8	59.8	458.8	23.2	2.8	1.3	13.4	257.8	—	525.7	65.4	1,956.0
At December 31, 2021	10.2	473.7	53.6	333.8	16.4	2.5	0.8	8.7	255.7	—	497.0	35.2	1,687.6

Changes presented in the table above classified as assets held for sale refers to: (i) reclassification to assets held for sale of fixed assets involved in the sales transaction of Évora, Portugal, facilities in 2021, as disclosed in Note 1.1.3 and 16, and (ii) reclassification from assets held for sale to fixed assets in 2020 of assets involved in the now terminated sale transaction of the Commercial Aviation to the Boeing Company.

F-
4
7

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

F-
4
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2019
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost

At December 31, 2018	11.0	750.1	162.4	972.4	74.2	17.3	76.2	190.0	629.1	27.6	650.8	93.7	3,654.8
Additions	0.4	5.3	—	43.6	5.6	0.6	31.7	5.0	28.2	10.3	91.8	62.0	284.5
Disposals	—	(8.3)	(3.7)	(60.2)	(22.4)	(3.0)	—	(45.4)	(26.1)	(1.0)	(19.0)	(0.8)	(189.9)
Impairment	—	—	—	(14.1)	—	—	(4.6)	—	(1.8)	—	—	—	(20.5)
Reclassifications*	—	30.3	6.3	11.3	(1.4)	0.1	(40.4)	(6.6)	7.0	(7.6)	(21.8)	(39.3)	(62.1)
Translation adjustments	—	(0.6)	(0.1)	(1.9)	(0.1)	(0.1)	—	(0.2)	—	—	(6.1)	0.3	(8.8)
Assets held for sale	(6.3)	(317.6)	(104.8)	(469.3)	(17.8)	(4.5)	(48.2)	(41.3)	(192.6)	(3.8)	(374.7)	(67.7)	(1,648.6)

At December 31, 2019	5.1	459.2	60.1	481.8	38.1	10.4	14.7	101.5	443.8	25.5	321.0	48.2	2,009.4

Accumulated depreciation
At December 31, 2018	—	(219.4)	(105.6)	(518.1)	(44.6)	(13.8)	(38.7)	(154.5)	(371.5)	(11.4)	(212.5)	—	(1,690.1)
Depreciation	—	(15.2)	(3.7)	(32.9)	(4.6)	(1.0)	(1.3)	(7.0)	(25.2)	—	(12.5)	—	(103.4)
Disposals	—	7.4	4.8	67.7	19.1	3.3	—	42.5	7.3	0.3	9.5	—	161.9
Reclassifications*	—	(2.9)	2.8	5.6	—	—	16.9	1.7	—	(7.3)	11.8	—	28.6
Interest on capitalized assets	—	(1.6)	—	—	—	—	—	—	—	—	—	—	(1.6)
Translation adjustments	—	(1.5)	—	1.4	(0.1)	0.1	—	0.2	(0.1)	—	5.2	—	5.2
Assets held for sale	—	101.6	76.1	174.8	8.7	2.9	19.0	28.4	36.9	—	110.5	—	558.9

At December 31, 2019	—	(131.6)	(25.6)	(301.5)	(21.5)	(8.5)	(4.1)	(88.7)	(352.6)	(18.4)	(88.0)	—	(1,040.5)

Net
At December 31, 2018	11.0	530.7	56.8	454.3	29.6	3.5	37.5	35.5	257.6	16.2	438.3	93.7	1,964.7
At December 31, 2019	5.1	327.6	34.5	180.3	16.6	1.9	10.6	12.8	91.2	7.1	233.0	48.2	968.9

*	Non-cash transactions (reclassification between accounts within property, plant and equipment and inventories).
As of December 31, 2021, US$ 0,2 of the Company’s fixed assets were included as collateral of legal demands. Fixed assets included as collateral for loans and financing raised by the Company are disclosed on Note 21.1.

F-
4
9

Embraer
S.A.
Notes to the
Consolidated Financial
Statements
In millions of U.S. dollar, unless otherwise stated

16	Assets held for sale
Assets and liabilities directly related to the subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”), as detailed in the following table, were designated as assets held for sale in the consolidated financial statements due to the current sales plan to Aernnova Aerospace, SAU, as detailed in Note 1.1.3. These assets and liabilities will be disposed upon the closing of sales transaction, expected to occur in 2022.

ASSETS HELD FOR SALE	Note	12.31.2021	LIABILITIES HELD FOR SALE	12.31.2021
Cash and cash equivalents		20.3	Trade accounts payable	13.7
Trade accounts receivable, net		0.9	Other payables	2.5
Inventories		59.0	Taxes and payroll charges payable	0.4
Income tax and social contribution		0.5	Unearned income	28.5

Other assets		6.3	TOTAL	45.1
Guarantee deposits		0.2
Deferred income tax and social contribution	24	1.7
Property, plant and equipment, net*	15	141.9
Intangible assets	17	0.1	Net assets to be disposed	185.8

TOTAL		230.9	TOTAL	230.9

*	Property, plant and equipment included in the assets held for sale (US$ 187.0) is presented net of impairment losses in the amount of US$ 45.1 measured based on the fair value less cost to sell.

17	Intangible assets
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

	12.31.2021
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6
Additions	108.2	16.6	3.8	—	1.6	6.3	—	30.0	166.5
Disposals	—	—	—	—	—	(1.1)	—	—	(1.1)
Impairment	—	49.0	—	—	—	—	—	4.1	53.1
Interest on capitalized assets	—	0.4	—	—	—	—	—	—	0.4
Translation adjustments	—	—	—	—	(0.5)	(1.9)	(0.3)	(1.2)	(3.9)
Assets held for sale	—	—	—	—	—	(0.8)	—	—	(0.8)

At December 31, 2021	1,234.2	1,405.8	55.8	4.6	11.8	310.6	21.4	169.6	3,213.8

Accumulated amortization
At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)
Amortization	(19.6)	(34.9)	(0.4)	(0.3)	—	(25.1)	—	(6.3)	(86.6)
Amortization of contribution from supplier	—	10.1	—	—	—	—	—	—	10.1
Disposals	—	—	—	—	—	1.0	—	—	1.0
Impairment	—	(2.3)	—	—	—	—	—	—	(2.3)
Interest on capitalized assets	—	(1.3)	—	—	—	—	—	—	(1.3)
Translation adjustments	—	—	—	—	—	1.6	—	0.4	2.0
Assets held for sale	—	—	—	—	—	0.7	—	—	0.7

At December 31, 2021	(80.1)	(617.4)	(43.9)	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)

Intangible, net
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6
At December 31, 2021	1,154.1	788.4	11.9	2.8	8.2	76.4	21.4	150.2	2,213.4
Changes presented in the table above classified as assets held for sale refers to: (i) reclassification to assets held for sale of intangible assets involved in the sales transaction of Évora, Portugal, facilities in 2021, as disclosed in Note 1.1.3 and 16, and (ii) reclassification from assets held for sale to intangible assets in 2020 of assets involved in the now terminated sale transaction of the Commercial Aviation to the Boeing Company.

F-
50

Embraer
S.A.
Notes to the
Consolidated Financial
Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2020
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3
Additions	63.3	13.5	2.7	1.0	1.8	3.1	—	36.0	121.4
Additions - business combination	—	—	—	—	—	9.4	13.8	7.8	31.0
Disposals	—	—	—	—	(0.6)	(1.9)	—	—	(2.5)
Impairment	—	6.6	—	—	—	—	—	(9.5)	(2.9)
Interest on capitalized assets	—	0.9	—	—	—	—	—	—	0.9
Translation adjustments	—	—	—	—	0.1	1.6	(2.1)	(1.8)	(2.2)
Assets held for sale	1,062.7	26.5	—	—	—	82.2	—	29.2	1,200.6

At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6

Accumulated amortization
At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)
Amortization	(46.6)	(28.3)	(10.7)	(0.2)	—	(38.1)	—	(4.6)	(128.5)
Amortization - business combination	—	—	—	—	—	—	—	(1.2)	(1.2)
Amortization of contribution from supplier	—	8.3	—	—	—	—	—	—	8.3
Disposals	—	—	—	—	0.1	1.6	—	—	1.7
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	(1.1)
Translation adjustments	—	—	—	—	—	(1.5)	—	0.6	(0.9)
Assets held for sale	(13.9)	(17.8)	—	—	—	(8.8)	—	(2.6)	(43.1)

At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)

Intangible, net
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6

	12.31.2019
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Others	Development	Software	Goodwill	Others	Total
At December 31, 2018	1,916.3	1,341.2	43.4	3.5	6.3	350.3	10.4	68.8	3,740.2
Additions	188.2	31.3	5.9	0.1	3.1	19.3	—	35.4	283.3
Contributions from suppliers	(4.5)	—	—	—	—	—	—	—	(4.5)
Disposals	—	—	—	—	—	(2.0)	—	—	(2.0)
Impairment	—	(55.6)	—	—	—	—	—	—	(55.6)
Interest on capitalized assets	4.9	1.9	—	—	—	—	—	—	6.8
Translation adjustments	—	—	—	—	—	—	(0.4)	—	(0.4)
Assets held for sale	(2,104.9)	(26.5)	—	—	—	(153.9)	—	(29.2)	(2,314.5)

At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3

Accumulated amortization
At December 31, 2018	(1,053.6)	(512.2)	(32.4)	(1.2)	(2.9)	(232.8)	—	(6.3)	(1,841.4)
Amortization	(3.1)	(75.1)	(0.4)	(0.1)	(0.8)	(14.4)	—	(2.0)	(95.9)
Amortization of contribution from supplier	1.0	21.4	—	—	—	—	—	—	22.4
Disposals	—	—	—	—	—	1.2	—	—	1.2
Interest on capitalized assets	—	(2.4)	—	—	—	—	—	—	(2.4)
Assets held for sale	1,055.7	18.2	—	—	—	80.4	—	2.6	1,156.9

At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)

Intangible, net
At December 31, 2018	862.7	829.0	11.0	2.3	3.4	117.5	10.4	62.5	1,898.8
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1

18	Impairment of assets
For the fiscal year ended on December 31, 2021, the Company p
e
rformed impairment tests over its long-lived assets (fixed assets, intangible assets, including goodwill, and right of use assets) of the cash-generating units (“CGU”) to which goodwill and indefinite-lived assets are allocated, as well as for the additional CGUs with long-lived assets, due to the current crisis scenario associated with the
COVID-19
pandemic, which emerged a necessity for the Company to reassess its strategies and the impacts on its business as the crisis evolves, change in the designation of certain assets to held for sale (Note 1.1.3) and relevant renegotiation of
KC-390
Millennium contract with the Brazilian Air Force (Note 1.1.1) impacting the related CGU.

F-
51

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following chart presents the changes on impairment losses through the year:

	12.31.2020	Additions	Reversal	Amortization	12.31.2021
Cash-generating units
Mid-Size / Super Mid-Size Platform	60.4	—	(57.9)	(2.5)	—
Satellites	3 .8	1.6	—	—	5.4

	64.2	1.6	(57.9)	(2.5)	5.4

Allocation of impairment losses
Fixed assets - Machinery and equipment	11.3				—
Fixed assets - Tooling	1.5				—
Intangibles - Internally developed	51.4				5.4

	64.2				5.4

Operating segments (Note 38)
Executive Aviation	60.4				—
Defense & Security	3.8				5.4

	64.2				5.4

As a result of impairment tests performed, the Company identified reversal scenario for the accumulated impairment losses recognized before over the
Mid-Size
and Super
Mid-Size
Platform (Executive Aviation) due to (i) improvements in the economic scenario of Executive Aviation market as detailed in Note 1.1.1
 —
Executive Aviation, which can also be observed by the operations results achieved in 2021 (Note 38) and (ii) devaluation of Brazilian Rea
l
 to the U.S. dollars of 7% in 2021, which contributes to reduction of cash outflows in Brazilian Rea
l
 (increase in the exchange rate would decrease CGU’s production costs, or vice versa).
Except for the sensitivity analysis presented as follows of the main CGUs of the Company, the remaining CGUs present headroom falling in range of approximately
50
% to
1
,
000
% when compared the recoverable amount measured by its
value-in-use
and its carrying amount in reporting date.
Therefore, Management concluded there was no
significant risk of impairment loss in these CGUs, considering the assumptions applied in the sensitivity analysis of this reporting period.
The sensitivity analysis presented demonstrates how changes to certain key assumptions in the impairment test of the main CGUs of the Company would change the test results.
E2 Platform (Commercial Aviation)
The impacts over future cash flows related to the decision to pause for three years in the development of the
E175-E2
aircraft, approved by the Board of Directors on February 18, 2022, was considered by Management in the impairment test of the E2 Platform CGU as of December 31, 2021, and did not result in impairment losses.

Key assumption	Factor	Sensitivity	Impact in impairment test

Estimated aircraft deliveries during the useful life of platform up to 2045 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause impairment losses of US$ 10

Discount rate	10.7%	100bps	Increase of 100bps in the discount rate would cause impairment losses of US$ 114

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 5.5805	10%	Reduction of 10% in foreign exchange rate (US$/R$) would cause impairment losses of US$ 179

F-
52

Embraer
S.A.
Notes to the
Consolidated Financial
Statements
In millions of U.S. dollar, unless otherwise stated

Mid-Size
/ Super
Mid-Size
Platform (Executive Aviation)

Key assumption	Factor	Sensitivity	Impact in impairment test

Estimated aircraft deliveries during the useful life of platform up to 2050 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause reduction in the CGU headroom from US$ 107 to US$ 27

Discount rate	10.7%	100bps	Increase of 100bps in the discount rate would cause reduction in the CGU headroom from US$ 107 to US$ 39

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 5.5805	10%	Reduction of 10% in foreign exchange rate (US$/R$) would cause reduction in the CGU headroom from US$ 107 to US$ 59
KC-390
Millennium Platform (Defense & Security)

Key assumption	Factor	Sensitivity	Impact in impairment test

Estimated aircraft deliveries during the useful life of platform up to 2041 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause reduction in the CGU headroom from US$ 260 to US$ 231

Discount rate	10.7%	100bps	Increase of 100bps in the discount rate would cause reduction in the CGU headroom from US$ 260 to US$ 240

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 5.5805	10%	Reduction of 10% in foreign exchange rate (US$/R$) would cause reduction in the CGU headroom from US$ 260 to US$ 241
Key assumptions of impairment test:

•
Impairment tests as of December 31, 2021 were prepared based on value-in-use
applying the discounted cash flow method and ‘traditional’ approach as defined by IAS 36, which the Company understands that is not substantially different of the CGUs fair value less cost to sell under current market conditions. The process of estimating value-in-use
involves assumptions, judgements and projections of future cash flows.

•
The Company revised the identification of its CGUs for the fiscal year ended on December 31, 2021 and did not identified changes as compared to the structure observed on December 31, 2020, The reclassification of certain assets to held for sale in 2021 did not impact the identification and current structure of CGUs.

•
Estimated future cash flows were discounted using the weighted average capital cost rate, which is reconciled to an estimate discount pre-tax
rate of 10.7% and 10.5% as of December 31, 2021 and 2020, respectively.

•
Part of the estimated future cash flows were budgeted in Brazilian Reais and converted into Company’s functional currency (US$) based on observable conversion rates on December 31, 2021 of R$ 5.5805. The depreciation of the Real versus the US Dollar occurred in 2021 of 7% has a positive impact on future cash flows due to the reduction of cash outflows indexed in Reais (cost of products sold and general expenses). However, the appreciation of the Real in future periods might cause reduction of future cash flows and possible impairment losses.

19	Trade accounts payable

	12.31.2021	12.31.2020
Foreign suppliers	259.0	318.3
Domestic suppliers	99.0	82.7
Risk partners (i)	137.2	101.3

	495.2	502.3

F-
5
3

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

20	Trade accounts payable – Supplier finance arrangements
The Company has entered into agreements with financial institutions for the purposes of carrying out commercial operations with domestic and foreign suppliers. During these transactions, suppliers can exclusively transfer at their discretion, the right to receive titles issued against the Company to these financial institutions, which in turn comes to be the creditor of discounted instruments. This operation does not significantly alter the prices and commercial conditions previously negotiated by the Company with its suppliers. As of December 31, 2021, the total amount transferred to the financial institution by suppliers was US$ 14.8 with an average payment period of 120 days
.

F-
5
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

21	Loans and financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity		12.31.2021	12.31.2020
Other currencies:
Guaranteed Notes	US$	5.05% to 6.95% p.a.	5.05% to 7.42% p.a.	2028	(i)	3,283.5	3,289.0
		2.41% to 4.87% p.a.	2.43% to 4.87% p.a.	2030		197.1	225.2
Working capital		Libor 1M + 1.30% p.a.	Libor 1M + 1.30% p.a.	2023	(ii)	50.2	96.0
	US$	Libor 3M + 4.50% p.a.	Libor 3M + 4.50% p.a.	2021		—	94.1
		0.00%	0.00%	2021		—	14.1
		Libor 6M + 2.60% p.a.	Libor 6M + 2.60% p.a.	2027		100.8	100.8
	Euro	Euribor 12 M + 1.31% p.a. to 0% p.a.	Euribor 12 M + 1.31% p.a. to 0% p.a.	2027		26.1	22.3
Export financing	US$	Libor 3 M and 6 M +1.76% p.a. to 5.13% p.a.	Libor 3 M and 6 M +1.76% p.a. to 5.13% p.a.	2024	(ii)	313.2	472.1
Property. plant and equipment	US$	SIFMA Libor 1M + 2.44 % p.a.	SIFMA Libor 1M + 2.44% p.a.	2037		37.7	50.9

						4,008.6	4,364.5

In local currency:
Working capital		CDI + 0.42% p.a.	CDI + 0.42% p.a.	2021		—	0.6
	R$	7.96% a 17.32% aa	7.96% a 17.32% p.a.	2021		—	2.4
		IPCA + 0.89% p.a. 2.9792% p.a.	IPCA + 0.89% p.a. 2.9792% p.a.	2021		—	0.8
	R$	CDI + 2.60 % p.a.	CDI + 2.60% p.a.	2026		3.6	—
Project development		3.5 % p.a.	3.5% p.a.	2023		14.1	24.5
	R$	IPCA + 5.92 % p.a.	IPCA + 5.92% p.a.	2027		0.6	0.6
Guaranteed Notes		IPCA + 10.00 % p.a.	IPCA + 10.00% p.a.	2021		—	2.1
Export financing		CDI + 3.60 % p.a.	CDI + 3.60% p.a.	2021		—	52.5

						18.3	83.5

Total						4,026.9	4,448.0

Current portion						574.2	375.5
Non-current portion						3,452.7	4,072.5

(i)	Issuance of Bonds:
Between August
and September 2013, through its subsidiary Embraer Overseas Limited, Embraer made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, considering the effects of the exchange price on the negotiations and the total New

F-
5
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. In September
2020, US$ 82.3 in principal was repurchased by the Company as part of tender offer, with the remaining US$ 458.2 in principal available
in the market with unchanged conditions. The principal repurchased was extinct and derecognized as loans and financing as of
December 31, 2020. The operations are fully and unconditionally guaranteed by the Company.
On June
 15, 2012, Embraer raised funds by issuing guaranteed notes, maturing on June 15, 2022, through an overseas offer of

US$ 500.0
at a rate of 5.15% p.a. In September 2020, US$ 167.7 in principal were repurchased by the Company as part of tender offer, with the remaining US$ 332.3 in principal available in the market with unchanged conditions. The principal repurchased was extinct and derecognized as loans and financing as of December 31, 2020.
In
June 2015, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations,

issued US$ 1,000.0 in guaranteed notes at 5.05% p.a., due on June 15, 2025. This operation is fully and unconditionally guaranteed by the Company. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer, whose objective is to perform financial operations.
In February
2017, Embraer Netherlands Finance B.V., Embraer subsidiary, issued an offering of US$ 750.0 with a nominal interest rate of
5.40%

p.a. maturing February 1, 2027. The operations are fully and unconditionally guaranteed by the Company. Embraer Netherlands
Finance B.V. is a wholly owned subsidiary of Embraer, whose objective is to perform financial operations.
I
n September 2020, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 750.0 in notes at 6.95% p.a., due on January 17, 2028. This operation is fully and unconditionally guaranteed by the Company. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer, whose objective is to perform financial operations.

(ii)
In 2020, the Company finalized the terms of working capital and export financing agreements in an aggregate principal amount of up to US$

615.0, with a term of up to four years. The amount of US$ 300.0 is financed by the Brazilian National Bank for Economic and Social
Development (
Banco Nacional de Desenvolvimento Econômico e Social
– BNDES), which agreement was signed on June 26, 2020,

and the remaining of US$ 315.0 is financed by private and public banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis and Santander).

On December 31, 2021, 2020 and 2019, the changes in loans and financing were as follows:

	12.31.2021	12.31.2020	12.31.2019
Opening balance	4,448.0	91.0	3,647.6
Principal addition	60.4	2,093.1	400.5
Interest addition	200.2	197.2	186.3
Principal payment	(478.2)	(1,061.8)	(645.9)
Interest payment	(207.4)	(173.2)	(188.1)
Foreign exchange	18.0	(6.5)	(8.2)
Liabilities held for sale	—	3,301.2	(3,301.2)
Business Combination	—	7.0	—
Transfer	(14.1)	—	—

Total	4,026.9	4,448.0	91.0

F-
5
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On

December 31, 2021, 2020 and 2019, the changes in lease liabilities were as follows:

	12.31.2021	12.31.2020	12.31.2019

Opening balance	64.7	38.6	57.6

Additions	14.4	27.8	18.1
Additions - business combination	—	1.6	—
Disposals	(1.7)	(3.8)	(17.3)
Interest expense	3.0	2.8	6.0
Payments	(10.4)	(9.0)	(11.8)
Assets and liabilities held for sale	—	9.4	(9.4)
Translation adjustments	(6.2)	(2.7)	(4.6)

Total	63.8	64.7	38.6

Current portion	11.5	11.4	5.0
Non-current portion	52.3	53.3	33.6
As of December 31, 2021, the maturity schedules of the long-term financing were:

Year
2023	490.9
2024	316.2
2025	1,005.1
Thereafter 2025	1,640.5

3,452.7

2
1
.1 Interest and guarantees
On December 31, 2021, loans denominated in US dollars (98.9% of the total) are mainly subject to floating interest rates. The weighted average rate was 5.16% p.a. (5.03% p.a. on December 31, 2020).
On December 31, 2021, loans denominated in Reais (0.4% of the total) are subject to interest rate based on the Brazilian Long-term Interest Rate (“TJLP”) and CDI. The weighted average rate was 5.24% p.a. (2.51% p.a. on December 31, 2020).
On December 31, 2021, loans denominated in Euros (0.6% of the total) had a weighted average interest rate of 0.29% p.a. (zero percent on December 31, 2020).
Real estate, machinery, equipment, commercial pledges, and bank guarantees totaling US$ 452.9 as of December 31, 2021 (US$ 502.8 as of December 31, 2020) were provided as collateral for loans.

2
1
.2 Restrictive clauses
Loans and financing contracts are subject to restrictive clauses, consistent with usual market practices and includes normal restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant sale of assets and payment of dividends in excess the minimum required by law in cases of default in financing and in transactions with controlled companies. As of December 31, 2021, none of the Company’s loans and financing contracts has financial indicators in the restrictive clauses.
As of December 31, 2021, the Company and subsidiaries were in compliance with all the restrictive clauses, according to the contracts clauses.

F-
5
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

22	Other payables

	12.31.2021	12.31.2020

Provisions related to payroll (i)	105.0	96.8
Other accounts payable (ii)	41.2	55.9
Provision for employee profit sharing	26.0	15.7
Mutual with jointly controlled operation	25.7	25.2
Long-term incentive (iii)	24.9	7.9
Commission payable	21.9	18.8
Non-controlling purchase options (iv)	17.1	22.2
Contractual obligations (v)	14.8	16.2
Recourse and non-recourse debt	9.9	13.9
Insurance	7.2	13.3
Brazilian air force	4.8	3.3
Accounts payable of acquisitions (deferred consideration)	0.4	3.0

	298.9	292.2

Current portion	241.3	249.9
Non-current portion	57.6	42.3

(i)	Refers to personnel obligations and their respective charges recorded in the financial statements.
(ii)	Represents a provision for expenses already incurred as of the date of the consolidated financial statements and for which payments are made during the following month.
(iii)	Refers to the share-based payment program granted to certain employees of the Company in the form of phantom shares as described in Note 29.
(iv)
As part of the acquisition of control of Tempest Serviços de Informática S.A. and its subsidiaries, which was concluded in 2020, the Company received call options and granted put options to non-controlling
shareholders in symmetrical and exercisable terms after the
lock-up
period at fair value for the purposes of the purchase and sale of non-controlling
interest by Embraer or other Embraer subsidiaries at this time. The Company recorded this derivative financial instrument as a reduction of shareholders’ equity held by controlling shareholders, taking the risks and benefits of minority interests that continue to be held by non-controlling
shareholders.

(v)	Represents amounts recorded regarding contractual obligations assumed by the Company in contracts with customers mainly related to commercial concessions and costs to obtain contracts.

23	Taxes and payroll charges payable

	12.31.2021	12.31.2020

INSS (social security contribution) (i)	27.9	55.8
IRRF (withholding tax)	8.1	7.4
PIS and COFINS (ii)	4.0	8.0
IPI (manufacturing tax)	0.7	0.3
FGTS (government employee severance indemnity fund)	3.1	2.4
Others	6.6	9.8

	50.4	83.7

Current portion	40.4	71.9
Non-current portion	10.0	11.8
The Company is challenging, through both administrative and judicial proceedings, the constitutionality of the tax calculation base and its expansion, as well as the rate increase of certain taxes, social contributions, and charges, with the aim of ensuring its right to withhold payment or recover amounts paid in previous years.

F-
5
8

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

•
Since February 2009, the Company filed a suit contesting the payment of social security on paid notice of dismissal and other indemnity payments. In October 2015 the Company obtained partial success in the dispute in relation to the employer’s portion of the Social Security on the paid notice, and therefore reduced the amount of the provision by US$ 2.5. The partial success was ratified in November 2017. Currently, the remaining amount involved in the dispute in respect of the notice established in the collective agreement and 1/3 of vacation benefit and other benefits is US$ 9.8 on December 31, 2021 (US$ 11.6 on December 31, 2020). In 2021 the reduction observed relates to favorable outcome to the Company of the notice established in the collective agreement in the amount of US$ 1.7.

Included in the amounts presented as INSS, there are also discussions of several notices received related to withhold taxes in the payment of third-party services (tax rate of 11%)

in the updated amount of US$
1.7
.

•
As highlight of 2021, the Company received favorable outcome in the discussion to guarantee the right to not collect social security contributions according to the system established by Law 13,670 / 2018 in 2018 (maintenance of the Social Security Contribution on Gross Revenue - CPRB until 12/31/2018). The amount involved in the discussion until March 2021 was US$ 27.2 and was divided into two separated legal demands. As of December 31, 2021, the amount involved and recorded as taxes and payroll charges payable is US$
4.9 due to the favorable outcome received by the Company related to the 2018 legal demand on May 2021
, reducing the exposure in the amount of US$ 24.5.

(ii)	Refers to:

•
Contributions to the PIS/PASEP fund (Social Integration Program / Public Servant Fund). The dispute, involving the calculation base for the non-cumulative
system, was included under the terms of Law 11,941/09, and the suit was withdrawn. The Company continues to contest criteria for application of the benefits of refinancing in the ambit of the legal dispute.

With respect to the legal disputes mentioned above, the tax payable will be recorded until there is an favorable outcome of the demands to the Company and no further appeals can be made.

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

F-
5
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.1 Deferred income tax and social contribution
The components of deferred tax assets and liabilities are as follows:

	12.31.2021	12.31.2020

Temporarily non-deductible provisions (i)	155.3	133.7
Tax loss carryforwards	7.1	0.5
Functional currency effect of the non-monetary assets	(529.1)	(509.3)
Gains not realized from sales of the Company to subsidiaries	14.7	14.5
Effect of differences by fixed asset	(21.4)	14.1
Differences between basis: account x tax	(33.1)	(23.6)
Assets and liabilities held for sale	(1.7)	—

Deferred tax assets (liabilities), net	(408.2)	(370.1)

Total deferred tax asset	97.6	104.6
Total deferred tax liability	(505.8)	(474.7)

(i)
Temporary differences
include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash settled and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

Changes in deferred income tax that affected profit or loss were as follows:

	From the statement of income	Other comprehensive income	Total

At December 31, 2018	(250.2)	17.8	(232.4)

Temporarily non-deductible provisions	43.1	—	43.1
Tax loss carryforwards	1.1	—	1.1
Functional currency effect of the non-monetary assets	16.4	—	16.4
Provision Gain not realized at sales from Controlling company to subsidiaries	0.4	—	0.4
Effect of differences by fixed asset	(23.4)	—	(23.4)
Differences between basis: account x tax	(70.8)	(2.8)	(73.6)
Discontinued operation	(30.7)	27.5	(3.2)

At December 31, 2019	(314.1)	42.5	(271.6)

Temporarily non-deductible provisions	68.5	—	68.5
Tax loss carryforwards	0.3	—	0.3
Functional currency effect of the non-monetary assets	(211.9)	—	(211.9)
Gains not realized from sales of Parent Company to subsidiaries	(8.6)	—	(8.6)
Effect of differences by fixed asset	26.1	—	26.1
Differences between basis: account x tax	20.9	6.2	27.1

At December 31, 2020	(418.8)	48.7	(370.1)

Temporarily non-deductible provisions	21.6	—	21.6
Tax loss carryforwards	6.6	—	6.6
Functional currency effect of the non-monetary assets	(19.8)	—	(19.8)
Gains not realized from sales of Parent Company to subsidiaries	0.2	—	0.2
Effect of differences by fixed asset	(35.5)	—	(35.5)
Differences between basis: account x tax	(11.5)	2.0	(9.5)
Discontinued operation	(1.7)	—	(1.7)

At December 31, 2021	(458.9)	50.7	(408.2)

24.2 Recoverability of deferred tax assets
In order to recognize deferr
e
d tax assets related to temporary differences and tax losses carryforwards, the Company assessed the expectation of future taxable income in which these temporary differences and tax losses would be compensated. As of December 31, 2021, the Company did not recognize deferred tax assets in the total amount of US$ 69.5 (US$ 0.3 of temporary differences and US$ 69.2 of tax losses carryforwards).

F-
60

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.3 Reconciliation of income tax expense

	12.31.2021	12.31.2020	12.31.2019

Loss before income tax	27.4	(635.2)	(186.2)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%	(9.3)	216.0	63.3

Tax on profits of overseas subsidiaries	(92.1)	(21.3)	(72.3)
Transfer Pricing and Thin Capitalization	(36.3)	(47.7)	—
Functional currency effect of the non-monetary assets	(60.0)	(250.4)	16.4
Research and development tax incentives	1.2	1.6	23.0
Equity in the earnings of subsidiaries	0.4	0.8	—
Fiscal credits (recognized and non recognized)	(68.2)	(104.6)	(16.7)
Tax rate difference	28.2	10.4	6.6
Other differences between accounting and fiscal basis (i)	165.2	195.6	(150.6)
Effects of Dropdown (ii)	—	(93.5)	—

	(61.6)	(309.1)	(193.6)

Income tax and social contribution income (expense) benefit as reported	(70.9)	(93.1)	(130.3)

Current income tax and social contribution expense as reported	(32.5)	11.6	(97.1)
Deferred income tax and social contribution income (expense) benefit as reported	(38.4)	(104.7)	(33.2)

(i)
Other differences between accounting and fiscal basis mainly refer to: permanent additions and exclusions, realization of foreign exchange gain or loss and differences between accounting basis and fiscal treatments in the income tax calculation (depreciation of fixed assets, provision for inventory losses, among others).

(ii)
Effects of Dropdown include tax impacts of the internal
carve-out
process concluded as of January 1, 2020, in relation to provisions transferred as part of the capital contribution by Embraer to Yaborã and added in the taxable income for the period according to the Brazilian tax rules.

24.4 Uncertainty over income tax treatments (IFRIC 23)
The Company and its subsidiaries held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income tax and social contribution on net income, their prognostic assessment was that the chosen tax positions will probably be accepted by the authorities, based on internal and external evaluation by legal advisors. A summary of these processes, related contingent liabilities and their potential effects is presented in Note 26.2 (ii), (iii), (iv), (v).

25	Financial guarantees and residual value guarantees

	12.31.2021	12.31.2020
Financial guarantee of residual value	—	86.2
Accounts payable (i)	18.7	33.7
Financial guarantee	—	4.4
Additional provision (ii)	—	0.9

	18.7	125.2

Current portion	15.8	42.6
Non-current portion	2.9	82.6

(i)	Accounts payable of residual value guarantees negotiated and settled with certain counterparties.
(ii)
Additional provision recorded as a result of losses incurred by the Company with claims of financial guarantees by creditors of certain customers that defaulted in 2020, which was settled by the Company during 2021, as disclosed on the changes schedule below.

F-
61

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Changes on the financial guarantees and residual
 value
guarantees is shown below:

	Financial guarantee	Financial guarantee of residual value	Accounts payable	Additional provision	Total
At December 31, 2018	11.6	125.4	15.1	—	152.1

Interest Additions	—	—	0.6	—	0.6
Cash settlements	—	—	(15.7)	—	(15.7)
Market value	—	4.2	—	—	4.2
Guarantee amortization	(0.9)	—	—	—	(0.9)
Liabilities held for sale	(10.7)	(129.6)	—	—	(140.3)

At December 31, 2019	—	—	—	—	—

Interest Additions	3.2	—	—	5.9	9.1
Cash settlements	—	—	—	(5.0)	(5.0)
Reclassifications	—	(33.7)	33.7	—	—
Market value	—	(9.7)	—	—	(9.7)
Guarantee amortization	(9.5)	—	—	—	(9.5)
Liabilities held for sale	10.7	129.6	—	—	140.3

At December 31, 2020	4.4	86.2	33.7	0.9	125.2

Additions	—	—	—	0.4	0.4
Cash settlements	—	—	(49.5)	(1.3)	(50.8)
Reversals	(2.4)	(50.6)	—	—	(53.0)
Reclassifications	—	(34.3)	34.3	—	—
Market value	—	(1.3)	0.2	—	(1.1)
Guarantee amortization	(2.0)	—	—	—	(2.0)

At December 31, 2021	—	—	18.7	—	18.7

Reversal of residual value guarantees occurred during the fiscal year mainly relates to settlement agreement of certain guarantees signed by the Company, which generated a reversal of US$ 50.3 in the previous liability recognized (Note 1.1.2).

26	Provisions and contingent liabilities
26.1 Provision

	12.31.2021	12.31.2020

Product warranties (i)	77.5	73.9
Provisions for labor, taxes and civil (ii)	53.7	55.4
Taxes (iii)	36.6	34.5
Post retirement benefits	39.4	27.9
Environmental provision	0.7	1.4
Others	21.5	19.6

	229.4	212.7

Current portion	108.9	98.5
Non-current portion	120.5	114.2

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 26.1.1.
(iii)	Accrual of tax provisions mainly relates to indirect taxes recognized in relation to revenue recognition of long-term contracts.

F-
62

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Changes in provision:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Environment provision	Others	Total
At December 31, 2018	98.0	58.4	31.7	31.4	2.4	20.5	242.4

Additions	54.2	23.8	—	63.9	2.3	—	144.2
Interest	—	5.2	2.2	—	—	—	7.4
Used/payments	(29.7)	(7.1)	—	(54.0)	(1.7)	(0.4)	(92.9)
Reversals	(43.2)	(10.6)	(1.8)	—	—	—	(55.6)
Translation adjustments	(0.2)	(1.9)	(0.7)	0.4	(0.1)	(0.6)	(3.1)
Reclassification - Liabilities held for sale	(12.0)	(1.4)	(19.7)	—	(2.6)	(3.8)	(39.5)

At December 31, 2019	67.1	66.4	11.7	41.7	0.3	15.7	202.9

Additions	42.0	8.5	2.5	147.2	0.4	4.5	205.1
Interest	—	5.4	3.6	—	—	—	9.0
Used/payments	(30.4)	(4.7)	(2.2)	(154.4)	(0.6)	—	(192.3)
Reversals	(15.8)	(8.0)	—	—	(0.4)	—	(24.2)
Translation adjustments	(1.0)	(13.6)	(7.4)	—	(0.9)	(4.4)	(27.3)
Reclassification - Liabilities held for sale	12.0	1.4	19.7	—	2.6	3.8	39.5

At December 31, 2020	73.9	55.4	27.9	34.5	1.4	19.6	212.7

Additions	43.3	6.0	11.8	37.9	0.5	1.9	101.4
Interest	—	3.8	1.7	—	—	—	5.5
Used/payments	(25.9)	(4.8)	(0.3)	(32.4)	(0.9)	—	(64.3)
Reversals	(13.6)	(2.7)	—	—	—	—	(16.3)
Translation adjustments	(0.2)	(4.0)	(1.7)	(3.4)	(0.3)	—	(9.6)

At December 31, 2021	77.5	53.7	39.4	36.6	0.7	21.5	229.4

F-
6
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.1.1 Labor, tax and civil provisions

	12.31.2021	12.31.2020

Tax related
IRPJ (i)	10.5	10.8
PIS and COFINS	7.3	4.2
Social security contributions (ii)	1.7	1.8
Import taxes (iii)	0.6	0.6
Others	2.1	0.2

	22.2	17.6
Labor related
Plurimas 461/1379 (iv)	6.7	6.5
Reintegration (v)	6.9	5.7
Overtime (vi)	3.9	6.2
Dangerousness (vii)	2.0	1.3
Indemnity (viii)	3.8	4.9
Third parties	1.0	1.5
Others	7.0	11.5

	31.3	37.6
Civil related
Indemnity (ix)	0.2	0.2

	0.2	0.2

	53.7	55.4

Current portion	18.7	16.7
Non-current portion	35.0	38.7

(i)	The Company has obtained an injunction to suspend collection of withholding tax related to values transferred overseas. The related legal demand is pending completion.
(ii)
During 2002, the Company was notified by the authorities for failing to withhold social security contributions from service providers, being two notifications already closed and the remaining pending completion. In 2021, there was an addition of provision related to a process of social security related to one of the Company’s subsidiaries in the amount of US$ 1.0.

(iii)
Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court - STJ (
Supremo Tribunal de Justiça
).

(iv)	Refers to claims for backdated salary increases and productivity payments, brought by former employees.
(v)	Suits brought by former employees claiming reinstatement with the Company for various reasons.
(vi)	Requests for payment of alleged differences in relation to overtime.
(vii)	Requests that seek recognition of hazardous activity.
(viii)	Indemnity claims in connection with alleged work-related accidents, pain and suffering, etc.
(ix)	Other indemnity claims brought by parties that had some type of legal relationship with the Company.
The tax, labor and civil provisions are recorded in accordance with the Company’s accounting policy and the amounts shown here represent the estimated amounts that the Company’s legal department, supported by its external counsel, expect the Company to have to disburse to settle the lawsuits.

F-
6
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.2 Contingent liabilities
Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

(i)	The Company has a legal dispute over AIIM on SAT / Agentes Nocivos from 2003 in the amount of US$ 5.6 on December 31, 2021 (US$ 6.0 on December 31, 2020).

(ii)	The Company has a dispute about the transfer price calculation from the year 2009 in the amount of US$ 7.7 on December 31, 2021 (US$ 8.0 on December 31, 2020).

(iii)	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 82.7 on December 31, 2021 (US$ 86.8 on December 31, 2020).

(iv)
The Company has a dispute on the 2007 Tax Assessment Notice regarding the validity of the provisions contained in the Normative Instruction No. 213/02, which determined the taxation of profits from abroad through the application of Brazilian rules. The dispute involves transfer pricing in loans between associates, equity method, among others. On September 1, 2010, decadence had been accepted to exclude the requirements of the first three quarters of 2002, and it was determined to carry out diligence to collect information requested by the National Treasury Attorney (
Procuradoria da Fazenda Nacional
- PNF). In April 2019 the judge trial was converted into diligence. The amount is US$ 155.9 on December 31, 2021 (US$ 157.9 on December 31, 2020).

(v)
The Company has a discussion on the disallowance of credits launched in several PERDCOMPs (electronic request for reimbursement or refund and tax offset statement program in Brazil) in the amount of US$ 58.1 on December 31, 2021 (US$ 56.8 on December 31, 2020).

(vi)
Other tax lawsuits in the amount of US$ 7.0 on December 31, 2021 (US$ 0.5 as of December 31, 2020). In addition, on February 2021, the Company received tax notice related to supposed claims of ICMS DIFAL in 2016 in the updated amount of US$ 6.0 on December 31, 2021. However, the Brazilian Supreme Court (
Supremo Tribunal Federal
- STF) had called ICMS DIFAL unconstitutional, the Company understands such subject must be disclosed as contingent liabilities since the matter could still be discussed by the Brazilian Tax Authorities in the coming periods.

(vii)	The Company has contingent liabilities amounting to US$ 20.7 on December 31, 2021 (US$ 26.8 on December 31, 2020) related to several labor claims.
Items (ii), (iii), (iv) and (v) described above relates to income tax matters as disclosed in Note 24.4.
26.3 FCPA investigations and settlements
In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011. In February 2017, the Company entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby the Company undertook to collaborate with the investigations in that country.
Related proceedings and developments are ongoing and could result in additional fines and other sanctions and adverse consequences, which may be substantial. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingencies with respect to these matters and its developments.
The Company will continue to cooperate with governmental authorities, as circumstances may require

F-
6
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.4 Arbitration Proceedings - The Boeing Company (“Boeing”)
Embraer is pursuing all appropriate remedies against Boeing for damages suffered by Embraer due to wrongful termination and violation of the MTA and Contribution Agreement by Boeing, including by means of arbitration proceedings initiated by both sides in connection with the termination of the MTA and/or the Contribution Agreement by Boeing. There are no guarantees with respect to the timing or outcome of arbitration proceedings or any remedies that Embraer may receive or loss that Embraer may suffer as a result of or in connection with such arbitration proceedings.
26.
5
Post-retirement benefits
26.
5
.1 Post-retirement healthcare benefits provided by the Company
The Company provided healthcare plan for employees in Brazil, which based on its conditions, is classified as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times the contribution made by the retired employees is insufficient to cover the medical plan costs, which would represent exposure for the Company. The actuarial liability recognized as of December 31, 2021 was US$ 36.5 (US$ 24.7 as of December 31, 2020). The increase observed in 2021 is related to remeasurement of the plan based on updated actuarial assumptions and increase of inflation associated with healthcare.
Embraer Aircraft Holding, Inc. (domiciliated in the United States of America) sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the individual employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually. The actuarial liability recognized as of December 31, 2021 was US$ 2.9 (US$ 3.2 as of December 31, 2020).
26.
5
.2 Defined contribution pension plan
The Company and certain subsidiaries in Brazil sponsor a defined contribution pension plan for their employees, participation in which is optional. The Company’s contributions to the plan for the years ended December 31, 2021 and 2020 were US$ 12.0 and US$ 12.3, respectively.

F-
6
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27	Financial instruments
27.1 Financial instruments by category

		12.31.2021
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,816.0	2.3	—	1,818.3
Financial investments	6	79.4	541.0	196.0	816.4
Guarantee Deposits		3.0	—	—	3.0
Contract assets	31	582.3	—	—	582.3
Trade accounts receivable, net	7	189.0	—	—	189.0
Customer and commercial financing	9	32.0	—	—	32.0
Derivative financial instruments	8	—	—	0.1	0.1
Other Assets	11	50.7	—	—	50.7

		2,752.4	543.3	196.1	3,491.8

Liabilities
Loans and financing	21	4,026.9	—	—	4,026.9
Trade accounts payable and other liabilities		808.9	17.1	—	826.0
Lease Liability		63.8	—	—	63.8
Financial guarantee and r e sidual value	25	18.7	—	—	18.7
Derivative financial instruments	8	—	—	5.9	5.9
Other liabilities		218.9	—	—	218.9

		5,137.2	17.1	5.9	5,160.2

		12.31.2020
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,883.1	—	—	1,883.1
Financial investments	6	51.8	513.0	304.4	869.2
Guarantee Deposits		1.7	—	—	1.7
Collateralized accounts receivable		13.9	—	—	13.9
Contract assets	31	461.8	—	—	461.8
Trade accounts receivable, net	7	203.4	—	—	203.4
Customer and commercial financing	9	29.9	—	—	29.9
Derivative financial instruments	8	—	—	9.6	9.6
Other Assets	11	52.0	—	—	52.0

		2,697.6	513.0	314.0	3,524.6

Liabilities
Loans and financing	21	4,448.0	—	—	4,448.0
Trade accounts payable and other liabilities		772.3	22.2	—	794.5
Lease liability		64.7	—	—	64.7
Financial guarantee and of residual value	25	34.6	—	86.2	120.8
Derivative financial instruments	8	—	—	9.9	9.9
Other liabilities		222.5	—	—	222.5

		5,542.1	22.2	96.1	5,660.4

27.2 Fair value of financial instruments
The fair value of the Company’s fin
a
ncial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

F-
6
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.
The carrying amounts of cash, financial investments, accounts receivable, contract assets, customer and commercial financing, other financial assets and current liabilities are approximately at their fair values. The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted.
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
The Company considers “fair value” to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. The three Levels of the fair value hierarchy are as follows:

•
Level 1
- quoted prices are available in active markets for identical assets or liabilities at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities. As of December 31, 2021, the Company had no financial instrument classified as Level 1.

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
over-the-counter
forwards and options.

•
Level 3
- pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each reporting date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs. Changes in the fair value of financial instruments classified as Level 3 are recognized in profit or loss for the year as financial expense, net.

The following table lists the Comp
a
ny’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. On December 31, 2021, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

F-
6
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2021
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	2.3	—	2.3	1,816.0	1,818.3	1,818.3
Financial investments	6	642.1	94.9	737.0	79.4	819.6	816.4
Guarantee Deposits		—	—	—	3.0	3.0	3.0
Contract assets	31	—	—	—	582.3	582.3	582.3
Trade accounts receivable, net	7	—	—	—	189.0	189.0	189.0
Customer and commercial financing	9	—	—	—	32.0	32.0	32.0
Derivative financial instruments	8	0.1	—	0.1	—	0.1	0.1
Other Assets	11	—	—	—	50.7	50.7	50.7

		644.5	94.9	739.4	2,752.4	3,495.0	3,491.8

Liabilities
Loans and financing	21	—	—	—	4,026.9	4,229.8	4,026.9
Trade accounts payable and other liabilities		—	17.1	17.1	808.9	826.0	826.0
Lease Liability		—	—	—	63.8	63.8	63.8
Financial guarantee and of residual value	25	—	—	—	18.7	18.7	18.7
Derivative financial instruments	8	5.9	—	5.9	—	5.9	5.9
Other liabilities		—	—	—	218.9	218.9	218.9

		5.9	17.1	23.0	5,137.2	5,363.1	5,160.2

	12.31.2020
	Note	Level 2	Level 3	Total	Fair value of the other financial instruments	Fair value	Book value
Assets
Cash and cash equivalents	5	—	—	—	1,883.1	1,883.1	1,883.1
Financial investments	6	761.5	55.9	817.4	51.8	869.2	869.2
Guarantee Deposits		—	—	—	1.7	1.7	1.7
Collateralized accounts receivable		—	—	—	13.9	13.9	13.9
Contract assets	31	—	—	—	461.8	461.8	461.8
Trade accounts receivable, net	7	—	—	—	203.4	203.4	203.4
Customer and commercial financing	9	—	—	—	36.3	36.3	29.9
Derivative financial instruments	8	9.6	—	9.6	—	9.6	9.6
Other assets	11	—	—	—	52.0	52.0	52.0

		771.1	55.9	827.0	2,704.0	3,531.0	3,524.6

Liabilities
Loans and financing	21	—	—	—	4,448.0	4,319.7	4,448.0
Trade accounts payable and other liabilities		—	22.2	22.2	772.3	794.5	794.5
Lease Liability		—	—	—	64.7	64.7	64.7
Financial guarantee and of residual value	25	—	86.2	86.2	34.6	120.8	120.8
Derivative financial instruments	8	9.9	—	9.9	—	9.9	9.9
Other liabilities		—	—	—	222.5	222.5	222.5

		9.9	108.4	118.3	5,542.1	5,532.1	5,660.4

F-
6
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2019	60.6	—

Adding Shares	—	22.2
Changes in fair value	(4.1)	(9.7)
Exchange variation	(0.6)	—
Reclassification	—	(33.7)
Reclassification from held for sale	—	129.6

At 12.31.2020	55.9	108.4

Reversal	—	(50.1)
Transfer	—	(33.6)
Changes in fair value	35.2	(3.9)
Exchange variation	3.8	(3.7)

At 12.31.2021	94.9	17.1

Changes in Level 3 financial instruments related to the residual vale guarantees are recognized in the consolidated statements of income under the caption of financial income (expense), net. Changes related to financial assets classified as Level 3 (financial investments in equity securities) are recognized under the caption of other operating expense, net on a recurring basis.
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

F-
70

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Liquidity and the leverage level are constantly monitored in order to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.
As of December 31, 2021, the cash and cash equivalents and financial investments were lower than the financial indebtedness of the Company (net debt) by US$1,392.2 (US$ 1,695.7 as of December 31, 2020).
Of the total financial indebtedness as of December 31, 2021, 14% was short-term (
8.5
% as of December 31, 2020) and the average weighted term was equivalent to 3.7 years on December 31, 2021 (4.4 years as of December 31, 2020).
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
The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed on a daily basis in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (
Fitch
,
Moody’s
e
Standard and Poor’s
). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

•	Trade accounts receivable, contract assets with customers and customer and commercial financing
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
The Company applies IFRS 9 simplified approach to the measurement of expected credit losses on trade accounts receivable balances (Note 7) without significant financing component.
In order to calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in portfolio. For receivables not overdue, the expected credit loss is calculated using past 10 years’ experience of losses and monitoring of forward trends. As of December 31, 2021, the initial expected loss factor under the methodology was 1.3
% (1.4% in 2020),
except for the customers of the Commercial Aviation business unit.
As a result of the economic downturn environment generated by the crisis of the
COVID-19
pandemic and its significant impacts mainly related to the commercial jets market (Commercial Aviation), the Company applied economy trends and customers data based on the main rating agencies in order to estimate the expected credit losses over the short-term receivables of such business unit during the crisis and defined the expected loss factor in the period to 7.7% (11.6% as of December 31, 2020). In addition, customers with significant increase in credit risk in the period (under judicial recovery measures or bankruptcy processes), were subject to a case-by-case
analysis and an additional provision was recognized based on the Management’s best estimate. As of December 31, 2021, reversal of expected credit losses provision was recognized due to the beginning of recovery out of the crisis and related improvements in the credit risk of customers, as disclosed in Note 7.

F-
71

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.
The credit risk characteristic of the Company’s customers is different for the Defense & Security segment, since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties. As of December 31, 2021, there was a limited number of demands with Defense & Security customers under administrative and legal treatments in relation to commercial relationships already terminated and for which, due to the actual status of the demands, the Company recorded an expected credit loss provision in the amount of US$ 2.4 (US$ 3.4 as of December 31, 2020).
Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among others, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.
Further details related to expected credit losses recognized over the customer and commercial financing balances are disclosed in Note 9.

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

F-
7
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2021
Loans and financing	4,842.0	712.5	683.4	1,602.4	1,843.7
Trade accounts payable	495.2	495.2	—	—	—
Trade accounts payable - Supplier finance	14.8	14.8	—	—	—
Financial guarantees	18.7	15.8	2.9	—	—
Lease Liability	63.8	11.5	20.1	9.9	22.3
Other liabilities	218.8	15.8	164.5	27.8	10.7

Total	5,653.3	1,265.6	870.9	1,640.1	1,876.7

At December 31, 2020
Loans and financing	5,749.5	568.0	1,591.6	1,666.1	1,923.8
Trade accounts payable	502.3	502.3	—	—	—
Financial guarantees	125.2	42.6	44.1	36.6	1.9
Lease Liability	64.7	10.1	19.4	11.9	23.3
Other liabilities	222.5	11.4	56.0	137.7	17.4

Total	6,664.2	1,134.4	1,711.1	1,852.3	1,966.4

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

On December 31, 2021, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Fixed interest rate		Variable interest rate		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,559.6	97.15%	75.2	2.85%	2,634.8	100.00%
Loans and financing	3,514.6	87.28%	512.3	12.72%	4,026.9	100.00%

With derivative effect	Fixed interest rate		Variable interest rate		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,559.6	97.15%	75.2	2.85%	2,634.8	100.00%
Loans and financing	3,803.7	94.46%	223.2	5.54%	4,026.9	100.00%

F-
7
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On December 31, 2021, the Company’s cash equivalents and variable interest rate loans and financing were indexed as follows, considering the contractual cash flows (without derivative effect) and the cash flows changed due to interest rate swaps (with derivative effect):

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	75.2	100.00%	75.2	100.00%
CDI	75.2	100.00%	75.2	100.00%
Loans and financing	512.3	100.00%	223.2	100.00%
TJLP	0.2	0.04%	0.2	0.09%
Libor	480.5	93.79%	177.5	79.53%
CDI	3.7	0.72%	17.5	7.84%
SIFMA	21.5	4.20%	21.5	9.63%
IPCA	0.6	0.12%	0.6	0.27%
EURIBOR	5.8	1.13%	5.9	2.64%
b) Foreign exchange rate risk
Consequently, the Company’s operations most exposed to foreign exchange gains/losses are those denominated in Brazilian Real (labor costs, tax issues, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.
Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted, but do not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in Brazilian Real.
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
Forwards (“NDF”) (Note 8).

F-
7
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On December 31, 2021, the Company had the following amounts of financial assets and liabilities denominated in several currencies:

	12.31.2021	12.31.2020
Loans and financing
Brazilian reais	18.3	83.4
U.S. dollars	3,982.5	4,342.2
Euro	26.1	22.4

	4,026.9	4,448.0

Trade accounts payable
Brazilian reais	77.6	54.3
U.S. dollars	385.6	385.6
Euro	31.3	61.1
Other currencies	0.7	1.3

	495.2	502.3

Trade accounts payable - Supplier finance
Brazilian reais	2.8	—
U.S. dollars	12.0	—

	14.8	—

Total (1)	4,536.9	4,950.3

Cash and cash equivalents and financial investments
Brazilian reais	94.9	89.5
U.S. dollars	2,493.6	2,617.6
Euro	42.4	42.8
Other currencies	3.8	2.4

	2,634.7	2,752.3

Trade accounts receivable:
Brazilian reais	33.3	6.5
U.S. dollars	134.8	173.7
Euro	20.8	23.2
Other currencies	0.1	—

	189.0	203.4

Total (2)	2,823.7	2,955.7

Net exposure (1 - 2):
Brazilian reais	(29.5)	41.7
U.S. dollars	1,751.7	1,936.5
Euro	(5.8)	17.5
Other currencies	(3.2)	(1.1)

F-
7
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure in the currencies presented.
27.4 Sensitivity analysis
In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as in the consolidated shareholders’ equity, determined on the balances recorded on December 31, 2021, in the event of such variations in the risk component.
However, statistical simplifications were made in isolating the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

F-
7
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.4.1 Methodology
Considering the assumption that balances remain constant as compared to December 31, 2021, the Company calculates the interest and exchange variation differential for each of the projected scenarios.
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
27.4.2 Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2021	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	75.2	(2.5)	(0.3)	1.9	4.1	6.3
Loans and financing	CDI	(3.7)	(0.1)	—	0.1	0.2	0.3

Net impact	CDI	71.5	(2.6)	(0.3)	2.0	4.3	6.6
Loans and financing	LIBOR	(480.5)	0.3	(0.3)	(1.0)	(1.7)	(2.3)

Net impact	LIBOR	(480.5)	0.3	(0.3)	(1.0)	(1.7)	(2.3)
Loans and financing	TJLP	(0.2)	—	—	—	—	—

Net impact	TJLP	(0.2)	—	—	—	—	—
Loans and financing	IPCA	(0.6)	—	—	—	—	—

Net impact	IPCA	(0.6)	—	—	—	—	—
Rates considered	CDI	9.15%	5.85%	8.78%	11.70%	14.63%	17.55%
Rates considered	LIBOR 6M	0.35%	0.28%	0.42%	0.56%	0.69%	0.83%
Rates considered	TJLP	5.32%	3.04%	4.56%	6.08%	7.60%	9.12%
Rates considered	IPCA	10.06%	5.11%	7.67%	10.23%	12.78%	15.34%

(*) The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2021
27.4.3 Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2021	-50%	-25%	Probable scenario	+25%	+50%
Assets		402.6	200.6	99.6	(1.4)	(102.4)	(203.4)

Cash, cash equivalents and financial investments	R$	94.9	47.3	23.5	(0.3)	(24.1)	(48.0)
Other assets	R$	307.7	153.3	76.1	(1.1)	(78.3)	(155.4)
Liabilities		(327.0)	(162.9)	(80.9)	1.2	83.2	165.2

Loans and financing	R$	(18.3)	(9.1)	(4.5)	0.1	4.7	9.2
Other liabilities	R$	(308.7)	(153.8)	(76.4)	1.1	78.5	156.0

Net impact		75.6	37.7	18.7	(0.2)	(19.2)	(38.2)
Exchange rate considered		5.5805	2.8000	4.2000	5.6000	7.0000	8.4000

(*) The positive and negative variations of 25% and 50% were applied on the rates
27.4.4 Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2021	-50%	-25%	Probable scenario	+25%	+50%
Derivative Designated as Hedge Accounting
Interest swap - fair value hedge	CDI	(1.1)	50.2	18.9	(0.1)	(18.5)	(49.3)
Other derivatives
Interest swap	LIBOR	(5.7)	48.1	19.6	3.3	(12.3)	(40.4)

Total		(6.8)	98.3	38.5	3.2	(30.8)	(89.7)

Rate considered	LIBOR	113.26%	56.00%	84.00%	112.00%	140.00%	168.00%
Rate considered	CDI	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

(*)	The positive and negative variations of 25% and 50% were applied on the rates

F-
7
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

28	Shareholders’ equity
28.1 Capital
The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital as of December 31, 2021 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 5,832,238 shares were held in treasury.
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
28.3 Treasury Shares
Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007 and corresponds to 5,832,238 common shares and US$ 28.2 as of December 31, 2021. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	USD	Quantity	Share value (USD)	Net income of uses
At the beginning of the year	25.7	4,291,938	6.0	—
Repurchase of shares in the period	2.5	1,540,300	1.6	—

At December 31, 2021	28.2	5,832,238	4.8	—

As of December 31, 2021, the market value of the shares held in Treasury was US$ 25.9 (December 31, 2020 - US$ 7.3).
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

F-
7
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Since Embraer is established and domiciled in Brazil, the components of shareholders’ equity are required under the Brazilian Corporate Law to be measured accounted and maintained in historical Brazilian Real, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from the Company’s original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars (as described in Note 2.2.1). Net earnings or losses incurred by the Company at the end of each fiscal year in US Dollars are translated to Brazilian Real for Corporate Law accounting purposes at average exchange rate observed on that period end, and then distributed, retained or absorbed by the statutory reserves. Embraer files audited consolidated financial statements in Brazil (translated to Brazilian Real based on requirements of IAS 21), which discloses the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.
As of January 1
st
, 2020, the Company had retained earnings recorded in the statutory reserves in the historical amount of US$ 2,110.0, out of which US$ 1,856.7 would be available for distribution under the Company’s by-laws.
These components in historical Brazilian Real as of January 1 st
, 2020 were R$ 2,595.4 million and R$ 2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$ 731.9, the statutory reserves reduced to US$ 1,377.8, out of which US$ 1,124.4 would be available for distribution, however in Brazilian Real the reserves were fully absorbed due to the translation of losses incurred at average exchange rate observed in 2020, which cause the losses translated to Brazilian Real of R$ 3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, the Company presented retained losses of R$ 1,021.0 million as of December 31, 2020 under the Brazilian Corporate Law requirements, which restricts the Company to distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings. In 2021, the losses incurred of US$ 44.7 reduced again the retained earnings in historical U.S. dollars to US$ 1,301.5, out of which US$ 1,048.1 would be available for distribution in case no restriction exist, but such losses in the amount of R$ 274.8 million as translated to Brazilian Real further increased the retained losses translated to Brazilian Real to R$ 1,423.0 million.
28.7 Other comprehensive income
Consists of the following adjustments:

•
Cumulative translation adjustment: foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements measured in other functional currencies to the Company’s functional currency (dollar); and

•
Other comprehensive income: unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company, changes in fair value of financial instruments measured at FVOCI and changes in the fair value of the cash flows hedges structures (Note 8).

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
The Company’s LTI current policy is comprised of share-based compensation settled in cash (phantom shares plan). Previously, the Company also maintained shared-based compensation plan settled in stock options. The remaining stock options of last grant (March 20, 2013) were cancelled during the first quarter of 2020.
29.1 Phantom shares plan
The plan is based on the granting of virtual shares to directors and managers and the main objective is to attract and keep highly qualified staff in the Company and its subsidiaries to ensure continuity of management and align the interests of directors and key personnel of the Company and controlled entities to those of the Company’s shareholders.

F-
7
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The value of the long-term incentives will be converted at the average price of the Company’s shares in the last 30 trading days (based on the EMBR3 shares listed in the stock exchange in Brazil - B3) by determining the quantity of virtual shares allocated to each participant, divided into two classes: (i) in the form of restricted virtual shares (associated with the service period) and (ii) in the form of virtual performance shares.
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

•
A change in the virtual performance share calculation was approved in August 2017. Virtual performance shares granted in 2015, 2016 and 2017 was paid in 2020, while those granted in 2018 was paid in 2021. The amounts payable will now be based on the internal cost reduction target and not on the Economic Value-Added indicator.

The amounts distributed and effectively paid by the Company to shareholders during the vesting period (dividends and interest on own capital) are included in the virtual shares accounts payable.
The fair value of virtual shares is determined based on the average price (weighted by trading volume) of the Company’s shares
(EMBR3-R$)
based on the plan’s requirements and applied to the number of virtual shares assigned to each participant in proportion to the vesting period, recorded as other payables (Note 22).

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on August 24, 2017	1,930,350	30.5	230,750	5.0	1.0
Grants on April 12, 2018	1,622,986	35.2	314,552	6.8	1.3
Grants on March 12, 2019	1,160,552	22.4	885,237	19.3	3.7
Grants on March 24, 2020	1,401,293	23.8	710,127	15.5	3.0
Grants on November 13, 2020	6,530,000	43.6	2,399,444	52.2	10.0
Grants on March 18, 2021	2,181,442	24.6	591,938	12.9	2.5

At December 31, 2021	14,826,623	180.1	5,132,048	111.7	21.5

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on March 10, 2016	1,095,720	31.1	115,308	1.0	0.2
Grants on June 09, 2016	55,994	1.1	7,722	0.1	—
Grants on August 25, 2016	70,978	1.1	10,659	0.1	—
Grants on August 24, 2017	1,930,350	30.5	446,656	4.0	0.8
Grants on April 12, 2018	1,622,986	35.2	996,805	9.0	1.7
Grants on March 12, 2019	1,160,552	22.4	613,695	5.5	1.1
Grants on March 24, 2020	1,401,293	23.8	344,679	3.1	0.6
Grants on November 13, 2020	6,530,000	43.6	362,778	3.3	0.6

At December 31, 2020	13,867,873	188.8	2,898,302	26.1	5.0

(i)	Refers to the estimated fair value of total virtual shares to be granted in each grant date.
(ii)	Outstanding virtual shares until December 31, 2021 and December 31, 2020 considering the plan’s vesting period and less the virtual shares already paid to the beneficiaries.
(iii)
Fair value of virtual shares as of December 31, 2021 and December 31, 2020 considering the plan’s vesting period and fair value of Embraer’s shares in the market on each date based on the plan’s requirements.

F-
80

Embraer S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

30	Earnings per share
Basic and diluted earnings per common share are computed by dividing net income/(loss) for the year by the weighted average number of shares outstanding during the period, excluding shares held in treasury.

	12.31.2021	12.31.2020	12.31.2019

Losses attributable to owners of Embraer	(44.7)	(731.9)	(322.3)

	(44.7)	(731.9)	(322.3)

Weighted average number of shares (in thousands)	734,730	736,164	735,850
Basic and diluted earnings per share - U.S. dollars	(0.06)	(0.99)	(0.44)
As

of December 31, 2021 and 2020, the Company does not have outstanding potential ordinary shares which can be converted in new shares and diluted earnings per share, therefore, basic and diluted earnings per share are equivalent in the period as disclosed. As of December 31, 2019,
93,025
options were excluded from the weighted average number of shares, since their effect would have been anti-dilutive.

31	Revenue from contracts with customers
a) Revenue disaggregation:
The following tables provide disaggregated revenue by category, including main product and service lines, and main geographic areas. The Company discloses such balances reconciled to the reportable segments, being this information regularly provided and reviewed in such way by the chief operating decision-marker.

•	Revenue by category at December 31, 2021:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total
Aircraft	1,313.2	148.8	1,098.7	—	17.5	2,578.2
Long-term contracts	—	320.6	—	—	—	320.6
Others	3.2	23.2	31.4	8.7	1.4	67.9
Service	—	87.9	—	795.6	—	883.5
Spare Parts	—	13.9	—	327.9	5.2	347.0

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,525.3	4.1	102.8	79.5	731.2	135.3	2,578.2
Long-term contracts	—	—	—	202.4	117.5	0.7	320.6
Others	30.2	0.4	3.7	22.9	9.8	0.9	67.9
Service	417.8	20.9	72.9	129.7	203.3	38.9	883.5
Spare Parts	194.9	12.4	30.2	44.1	54.9	10.5	347.0

Total	2,168.2	37.8	209.6	478.6	1,116.7	186.3	4,197.2

•	Revenue by category at December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total
Aircraft	1,103.7	239.5	1,015.3	—	7.7	2,366.2
Long-term contracts	—	296.9	—	—	—	296.9
Others	10.7	19.9	56.2	4.9	1.1	92.8
Service	—	73.7	—	712.7	—	786.4
Spare Parts	—	23.9	—	202.4	2.5	228.8

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

F-
81

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	1,962.7	49.7	77.1	6.9	237.7	32.1	2,366.2
Long-term contracts	—	0.3	0.1	230.9	64.9	0.7	296.9
Others	61.0	0.4	8.6	13.3	5.0	4.5	92.8
Service	385.6	22.4	56.4	91.9	198.7	31.4	786.4
Spare Parts	123.2	3.2	19.4	40.0	37.7	5.3	228.8

Total	2,532.5	76.0	161.6	383.0	544.0	74.0	3,771.1

•	Revenue by category at December 31, 2019:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Other	Total

Aircraft	2,184.7	89.9	1,311.9	0.2	5.6	3,592.3
Long-term contracts	—	397.9	—	1.2	—	399.1
Others	49.7	16.0	85.1	0.7	—	151.5
Service	—	65.2	—	817.5	0.1	882.8
Spare Parts	—	7.3	—	426.1	3.5	436.9

Total	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6

	North America	Latin America	Asia Pacific	Brazil	Europe	Other	Total
Aircraft	2,549.0	21.3	272.0	59.1	614.3	76.6	3,592.3
Long-term contracts	0.1	1.3	2.1	378.8	13.5	3.3	399.1
Others	98.6	19.2	5.7	8.6	12.5	6.9	151.5
Service	437.5	26.6	72.6	101.3	205.1	39.7	882.8
Spare Parts	260.4	8.0	24.6	55.5	78.3	10.1	436.9

Total	3,345.6	76.4	377.0	603.3	923.7	136.6	5,462.6

The contracts are grouped in the categories above as they are affected similarly by economic factors.

b) Contract balances, including contract costs:

	12.31.2021	12.31.2020

Contract assets	582.3	461.8
Contract liabilities	1,513.3	1,295.4

Advances from customers - Aircraft and Defense long-term contracts	1,312.4	1,049.3
Deferred revenue - Parts and services	200.9	246.1
Contract asset
s

–
US$
112.4

included in the contract assets position as of December 31, 2020 were billed and collected by the Company on 2021.
Expected credit losses of US$
2.5
were recognized over the contract assets balances as of December 31, 2021. The revenue cumulative adjustment of US$
40.9

recognized in the end of 2021 as a result of the contract modification for scope reduction in the sales order of

KC-390

Millennium, as disclosed in Notes 1.1.1 and 3.1.2, reduced the contract assets position in the same amount.
Contract liabilities
– Out of the total balances of contract liabilities as of December 31, 2020, US$ 558.8 were recognized as revenues in 2021.
c) Performance obligations:
The Company has a portfolio of firm orders (“Backlog”), whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of December 31, 2021 was US$ 17.0 billion (US$

14.4
 billion on December 31, 2020), out of which US$
14.0
 billion is expected to be satisfied in the next 5 years (US$
10.7
 billion on December 31, 2020), as estimated by the Company.
F-
8
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

32	Revenue (expenses) by type
The Company opted to present the consolidated statements of income by function. The table below shows the detailed costs and expenses by nature:

	12.31.2021	12.31.2020	12.31.2019
As presented in the statements of income:
Revenue	4,197.2	3,771.1	5,462.6
Cost of sales and services	(3,537.6)	(3,293.5)	(4,667.1)
Administrative	(153.2)	(143.4)	(190.2)
Selling	(226.4)	(194.0)	(286.5)
Expected credit loss (reversal) over financial assets and contract assets	13.0	(61.8)	0.6
Research	(43.0)	(29.8)	(49.4)
Other operating expense, net	(49.8)	(374.7)	(346.8)
Equity in income of associates	1.1	2.7	(0.2)

Operating profit before financial income	201.3	(323.4)	(77.0)

Revenue (expenses) by nature:
Revenue from sales of goods	3,490.1	3,194.5	4,755.2
Revenue from sales of services	742.3	620.9	773.3
Sales deductions and tax on revenue (i)	(35.2)	(44.3)	(65.9)
General manufacturing costs (ii)	(3,329.0)	(3,001.4)	(4,457.4)
Depreciation	(122.0)	(163.6)	(113.8)
Amortization	(86.6)	(128.5)	(95.9)
Personnel expenses	(224.2)	(194.2)	(257.5)
Selling expenses	(47.6)	(48.1)	(71.9)
Equity in losses on associates	1.1	2.7	(0.2)
Research	(43.0)	(29.8)	(49.4)
Expected credit losses over financial assets and contract assets	13.0	(61.8)	0.6
Services provided	(82.2)	(74.5)	(93.8)
Other operating expenses, net (Note 33)	(49.8)	(374.7)	(346.8)
Miscellaneous (iii)	(25.6)	(20.6)	(53.5)

Operating profit before financial income	201.3	(323.4)	(77.0)

(i)	Refers to sales taxes and other deductions.
(ii)	Refers to costs of materials and general manufacturing expenses.
(iii)	Refers mainly to expenses with insurance, taxes and fees.

33	Other operating expenses, net

	12.31.2021	12.31.2020	12.31.2019
Corporate projects (i)	(59.4)	(56.4)	(129.0)
Restructuring expenses (ii)	(31.8)	(69.2)	—
Taxes on other sales	(23.7)	(20.3)	(29.5)
Expenses system project	(10.8)	(6.7)	(12.9)
Residual value of fixed assets disposed	(10.5)	—	—
Aircraft maintenance and flights costs -fleet	(7.8)	(2.8)	(2.1)
Flight safety standards	(3.1)	(3.1)	(4.7)
Product modification	(2.7)	(2.5)	(2.4)
Training and development	(1.5)	(4.7)	(6.8)
Depreciation and amortization -Commercial Aviation	—	(101.2)	—
Costs with personnel (iii)	—	(44.8)	—
Carve-Out Expenses (iv)	—	(82.8)	(111.3)
Additional losses with financial guarantees exercised	—	(5.9)	—
Contractual fines	(1.0)	(3.9)	(3.5)
Reversal of tax provisions	—	8.1	26.8
Recovery of expenses	—	12.7	26.2
Contractual fines revenue	7.1	15.1	31.0
Other sales	7.3	6.2	8.3
Impairment of assets (v)	11.2	4.2	(104.4)
Royalties	16.5	7.0	15.9
Reversal (Provision) for contingencies (iv)	22.1	(0.3)	(8.1)
Fair value changes -Republic Airways shares	39.1	(4.1)	0.7
Others	(0.8)	(19.3)	(41.0)

	(49.8)	(374.7)	(346.8)

(i)	Corporate projects expenses mainly relate to disbursements with demands approved by Management associated with efficiency and restructuring of processes, IT, cyber security and legal demands.

F-
8
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(ii)
Restructuring refers to (i) expenses incurred by the Company as part of the corporate restructuring project started in the current year (2021) and (ii) expenses incurred in 2020 by the Company as a result of the pandemic crisis, including the voluntary dismissal plans for specific group of employees in Brazil and reduction of work force.

(iii)	Refer to costs with personnel incurred as a result of the impacts caused by the COVID-19 pandemic in 2020, including paid leave and expenses with temporary furloughs (lay-off).
(iv)
Refer to separation costs incurred in the internal
carve-out
of assets and liabilities related to the Commercial Aviation and related services business units as part of the now terminated transaction with Boeing (as disclosed on Note 1.1.1 of the annual consolidated financial statements as of December 31, 2020).

(v)
Impairment of assets mainly relates to (i) impairment loss of US$ 45.1 in 2021 recognized on the assets held for sale (Note 16) and (ii) impairment reversal of US$ 57.9 in 2021 of losses recognized before in the cash-generating unit
Mid-Size
/ Super
Mid-Size
Platform (Note 18).

(vi)	It mainly refers to reversal of previously booked tax obligation which the Company received favorable outcome during 2021 (Note 23(i)).

34	Financial expenses, net

	12.31.2021	12.31.2020	12.31.2019

Financial income:
Interest on cash and cash equivalents and financial investments	17.9	18.3	68.2
Interest on receivables	3.1	10.6	55.4
Residual value guarantee	52.0	3.7	—
Taxes over financial revenue	(2.2)	(3.9)	(7.0)
Phantom shares (LTI)	—	5.1	1.5
Others	4.0	(4.7)	(1.3)

Total financial income	74.8	29.1	116.8
Financial expenses:
Interest on loans and financing	(240.7)	(214.9)	(201.6)
IOF -(tax on financial transactions)	(0.9)	(9.1)	(1.6)
Interest on taxes, social charges and contributions	(3.2)	(4.9)	(6.7)
Residual value guarantee	—	—	(14.7)
Financial restructuring costs	(2.4)	—	—
Phantom shares (LTI)	(17.7)	—	—
Others	(9.3)	(16.1)	(14.7)

Total financial expenses	(274.2)	(245.0)	(239.3)

Derivative financial instruments	—	(16.8)	6.4

Financial expenses, net	(199.4)	(232.7)	(116.1)

F-
8
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

35	Foreign exchange gain (loss), net

	12.31.2021	12.31.2020	12.31.2019
Monetary and foreign exchange variations
Assets:
Tax credits	(14.2)	(33.7)	(9.6)
Trade accounts receivable and contract assets	(1.9)	(37.6)	(8.4)
Cash and cash equivalents and financial investments	2.4	(37.7)	(17.6)
Other	4.0	(24.3)	9.8

	(9.7)	(133.3)	(25.8)

Liabilities:
Loans and financing	3.9	4.9	7.8
Advances from customers	(1.0)	(0.5)	—
Provisions	12.3	34.7	14.8
Taxes and charges payable	4.0	12.8	2.5
Deferred income tax and social contribution	—	—	2.4
Other payables	5.9	(33.0)	(11.6)
Suppliers	(2.7)	19.0	14.8
Provisions for contingencies	3.2	18.7	5.5
Other	5.5	(0.4)	(0.1)

	31.1	56.2	36.1

Net monetary and foreign exchange variations	21.4	(77.1)	10.3

Derivative financial instruments	4.1	(2.0)	(3.4)

Foreign exchange gain (loss), net	25.5	(79.1)	6.9

36	Responsibilities and commitments
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
To cover substantial damage to assets and loss of earnings of its operations in Brazil and abroad, the Company has insured an amount of US
$ 7 billion.

36.2 Exposure with financial and residual value guarantees (Commercial Aviation)
As of December 31, 2021, the Company is
not
subject to any exposure with financial and residual value guarantees. A total exposure of US$ 183.3 as of December 31, 2020 (taking maximum exposure outside of the balance sheet into consideration) was eliminated in its entirety through settlement and liquidation agreements entered throughout the fiscal year, as well as the expiration of certain guarantees provided.
As presented in Note 25, the Company made payments of US$ 49.5 in financial guarantees in 2021 and holds accounts payable in the amount of US$ 18.7 that are to be liquidated over the course of upcoming fiscal years (US$ 15.8 over the short-term). The difference between the total exposure observed in 2020 and the amounts paid and payable recognized in 2021 was not exercised and therefore did not impact the Company.
Despite previous exposures having been completely eliminated, the Company may grant financial guarantees in new sales orders in accordance with the financial risk management policy approved by the Board of Directors. Certain orders included in the Backlog may also offers options for financial guarantees that may be exercised by clients upon aircraft being delivered.

F-
8
5

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
36.4 Climate changes
Embraer, as part of its commitment to building a sustainable future, announced on August 13, 2021 new ESG (Environment, Social and Governance) targets, including a commitment to carbon neutral operations by 2040. To achieve the aviation industry´s goal of net-zero
carbon emissions by 2050, Embraer will develop a range of products, services, and disruptive sustainable technologies, such as electrification, hybrid, Sustainable Aviation Fuel (SAF) and other innovative energy alternatives. The Company will also be offsetting any residual emissions that cannot be reduced through efficiency projects, available alternative energy or advancing technology.

The actions planned by the Company to achieve carbon neutral operations by 2040 (Scope 1+2) include: (i) 50% reduction in net carbon emissions by 2040 from a 2018 baseline; (ii) 100% energy from renewable sources by 2030; (iii) Begin using Sustainable Aviation Fuel (SAF) by 2021; (iv) Carbon neutral growth from 2022 (2021 baseline).
In relation to aviation industry’s goal of
net-zero
carbon emissions by 2050 (Scope 3), the actions planned include: (i) Developing products, services, and disruptive sustainable technologies such as electrification, hybrid, SAF and other innovative energy alternatives; (ii) Working together with suppliers to make our current aircraft compatible with the use of 100% SAF; (iii) Actively working with the supply chain to expand the global SAF production scale; (iv) Continuously improving the efficiency of our current portfolio; (v) Launch zero-emission
eVTOL aircraft by 2026.
The risks related to potential impacts of climate changes and mitigating actions were assessed by the Company on reporting date, mainly related to recoverability and useful lives of long-lived assets and identification of liabilities. Based on Management’s best judgment, there is no impacts over the Company’s assets and liabilities on December 31, 2021.

37	Supplemental cash flow information
37.1 Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2021	12.31.2020	12.31.2019

Payments made during the period:
Income tax and social contribution	22.5	86.9	42.3
Interest	207.4	173.2	188.1
Non-cash financing and investing transactions	—
Acquisition of inventories through assumption of financing	—	14.1	—
Write off on Property, plant and equipment by transfer to pool parts inventory	(23.2)	(18.2)	(21.6)
Property, plant and equipment, transfer for providing for the sale of inventory	—	(38.4)	(38.5)
Non-controlling purchase options	—	22.2	—

F-
8
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Payments of interest on loans and financing and income tax and social contribution are presented in the statements of cash flows as cash outflows related to operating activities, under the lines of accrued interest and taxes and payroll charges payable.

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
E175-E2
with capacity of up to 88 seats,
E190-E2
with up to 106 seats and
E195-E2,
with up to 132 seats in a typical single-class configuration. The
E190-E2
started commercial operations in the first half of 2018. First production
E195-E2
was delivered in September 2019 and the
E175-E2
will entry into service between 2027 and 2028.

38.2 Defense and security business
The defense and security business operations mainly involve research, development, production, modification and support for military defense and security aircraft, as well as a wide range of products and integrated solutions that include radars, special space systems (satellites), cyber security solutions and advanced information and communications systems, such as Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance, or C4ISR systems.
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
The main products of the Defense and Security portfolio are as follows

•
Light Attack and Advanced Training Aircraft (Super Tucano) - the Super Tucano is a military turboprop that combines training and operational capacities with low acquisition and operating costs. The Super Tucano has the operational capacities for frontier surveillance, proximity aerial support and counter insurgence missions (COIN).

F-
8
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

•
Aircraft Modernization - The Company offers aircraft upgrade services and currently operates four contracted programs. The first, known as
F-5BR,
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

•
The ISR family (Intelligence, Surveillance and Reconnaissance) - Originally developed to serve the SIVAM program, based on the ERJ 145 platform, versions have been ordered by the Greek, Mexican and Indian governments. A new solution is currently being studied based on the Praetor 600 platform for missions AEW&C – Anticipated Aerial Alert and Control.

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

•
Transportation of Authorities and Special Missions - Derived from the commercial and executive aircraft platforms, these are aircraft used to transport government authorities or to carry out special missions.

•
Radars - solutions offered through Bradar, a technology-based industry specialized in developing and producing radars for Remote Sensing and Defense, include radar for anti-aircraft artillery, surveillance of terrestrial activity, military and civil air traffic control, a communications intelligence system and synthetic aperture radar for cartography and precision monitoring services.

•
Software and Systems Development - combining the expertise of Atech - Negócios em Tecnologia S.A. and investments by Embraer in system development and integration, provides specialized engineering services for the development, installation, revitalization and maintenance of critical control, defense and monitoring systems, as well as the machinery and equipment required for the services.

•
Frontier monitoring and protection of strategic structures - Based on its experience in systems integration, Embraer is dedicated to developing, designing, certifying, producing, integrating and implementing systems and services in the field of frontier monitoring and control and protection of critical infra-structures.

•
Satellites - Visiona Tecnologia Espacial, a joint venture between Embraer and Telebrás, was hired by Telebrás to provide and integrate the Brazilian Geostationary Defense and Communications Satellite system (SGDC). Currently the Nano Satellite (VCUB) is being developed which will apply the software developed by Visiona for the satellites of the Brazilian Space Program and perform missions of observation of earth and data collect. Visiona also act as service provider of remote sensing through satellite images or airborne radars.

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

F-
8
8

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
In addition to its experience in proposing support solutions to customers, OGMA (Embraer’s subsidiary in Portugal) offers MRO (Maintenance, Repair and Overhaul) services for a wide range of commercial, executive and defense aircraft, aircraft components and engines and it is a significant supplier of steel and composite aviation structures to several aircraft manufacturers.
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

•
Deliver Material Solutions: To provide parts to customers, by direct sale or availability through special programs, manage component repair, provide inventory management services and advice on inventory formation.

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
38.5 Other
Operations reported as others relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft. The business lines related to the development and certification of electric vertical take-off and landing vehicles (eVTOLs), the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (UAM Business) did not have relevant operations in the Company’s operations for 2021, therefore are being presented as other in the operating segment information.

F-
8
9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Consolidated statements of income data by operating segment – year ended December 31, 2021:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total reportable Segments	Unallocated	Total
Revenue	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2	—	4,197.2
Cost of sales and services	(1,263.9)	(488.4)	(923.4)	(827.6)	(34.3)	(3,537.6)	—	(3,537.6)
Gross profit	52.5	106.0	206.7	304.6	(10.2)	659.6	—	659.6
Gross profit %	4.0%	17.8%	18.3%	26.9%	-42.3%	15.7%		15.7%
Operating income (expense)	(57.1)	(89.0)	(76.9)	(143.2)	(23.1)	(389.3)	(69.0)	(458.3)
Operating profit before financial income (expense)	(4.6)	17.0	129.8	161.4	(33.3)	270.3	(69.0)	201.3
Financial income (expense), net							(199.4)	(199.4)
Foreign exchange loss, net							25.5	25.5
Loss before taxes on income								27.4
Income tax expense							(70.9)	(70.9)

Loss for the period								(43.5)

Unallocated items refer to expenses incurred in 2021 as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment.
Revenue by geographic area - year ended December 31, 2021:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total
North America	687.6	58.1	807.2	614.0	1.3	2,168.2
Europe	494.5	158.7	229.1	234.4	—	1,116.7
Asia Pacific	3.3	80.8	27.6	97.9	—	209.6
Latin America, except Brazil	—	3.0	4.1	30.7	—	37.8
Brazil	1.8	285.8	62.1	106.1	22.8	478.6
Other	129.2	8.0	—	49.1	—	186.3

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

Assets by operating segment - year ended December 31, 2021:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total reportable Segments	Unallocated	Total
Trade accounts receivable	—	32.7	—	152.3	4.0	189.0	—	189.0
Property, plant and equipment	498.2	253.8	344.9	589.7	1.0	1,687.6	—	1,687.6
Intangible assets	1,154.1	11.8	788.0	—	182.7	2,136.6	76.8	2,213.4

Total	1,652.3	298.3	1,132.9	742.0	187.7	4,013.2	76.8	4,090.0

Assets by geographic area - year ended December 31, 2021:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	44.6	49.3	44.0	51.1	189.0
Property, plant and equipment	337.7	305.9	44.4	999.6	1,687.6
Intangible assets	96.6	43.2	—	2,073.6	2,213.4

Total	478.9	398.4	88.4	3,124.3	4,090.0

Consolidated statements of income data by operating segment – year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total reportable Segments	Unallocated	Total
Revenue	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1	—	3,771.1
Cost of sales and services	(1,086.8)	(549.1)	(886.1)	(751.4)	(20.1)	(3,293.5)	—	(3,293.5)
Gross profit	27.6	104.8	185.4	168.6	(8.8)	477.6	—	477.6
Gross profit %	2.5%	16.0%	17.3%	18.3%	-77.9%	12.7%		12.7%
Operating income (expense)	(300.8)	(72.2)	(95.5)	(240.7)	(22.6)	(731.8)	(69.2)	(801.0)
Operating profit before financial income (expense)	(273.2)	32.6	89.9	(72.1)	(31.4)	(254.2)	(69.2)	(323.4)
Financial income (expense), net							(232.7)	(232.7)
Foreign exchange gain (loss), net							(79.1)	(79.1)
Loss before taxes on income								(635.2)
Income tax benefit (expense)							(93.1)	(93.1)

Loss for the period								(728.3)

F-
90

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Unallocated items refer to expenses incurred by the Company as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction in workforce in 2020.
Revenue by geographic area – year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total
North America	858.4	108.8	1,054.4	509.7	1.2	2,532.5
Europe	215.4	108.4	17.1	203.1	—	544.0
Asia Pacific	4.8	81.6	—	75.2	—	161.6
Latin America, except Brazil	0.4	49.2	—	26.4	—	76.0
Brazil	3.0	297.6	—	72.3	10.1	383.0
Other	32.4	8.3	—	33.3	—	74.0

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

Assets by operating segment - year ended December 31, 2020:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total reportable Segments	Unallocated	Total
Trade accounts receivable	2.4	50.5	—	146.0	4.5	203.4	—	203.4
Property, plant and equipment	821.7	216.6	322.2	595.5	—	1,956.0	—	1,956.0
Intangible assets	1,065.5	8.4	750.5	—	155.0	1,979.4	96.2	2,075.6

Total	1,889.6	275.5	1,072.7	741.5	159.5	4,138.8	96.2	4,235.0

Assets by geographic area - year ended December 31, 2020:

	North America	Europe	Asia Pacific	Brazil	Total
Trade accounts receivable	53.9	61.5	5.0	83.0	203.4
Property, plant and equipment	347.6	541.5	42.6	1,024.3	1,956.0
Intangible assets	82.8	27.3	—	1,965.5	2,075.6

Total	484.3	630.3	47.6	3,072.8	4,235.0

Consolidated statements of income data by operating segment – year ended December 31, 2019:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total reportable Segments	Unallocated	Total
Revenue	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6	—	5,462.6
Cost of sales and services	(1,971.1)	(539.6)	(1,211.1)	(927.4)	(17.9)	(4,667.1)	—	(4,667.1)
Gross profit	263.3	36.7	185.9	318.3	(8.7)	795.5	—	795.5
Gross profit %	11.8%	6.4%	13.3%	25.6%	-94.6%	14.6%	0.0%	14.6%
Operating income (expense)	(332.2)	(98.7)	(235.2)	(188.3)	(18.1)	(872.5)	—	(872.5)
Operating profit before financial income (expense)	(68.9)	(62.0)	(49.3)	130.0	(26.8)	(77.0)	—	(77.0)
Financial income (expense), net							(116.1)	(116.1)
Foreign exchange gain (loss), net							6.9	6.9
Profit before taxes on income								(186.2)
Income tax expense							(130.3)	(130.3)

Net income								(316.5)

Revenue by geographic area – year ended December 31, 2019:

	Commercial Aviation	Defense and Security	Executive Jets	Service and Support	Others	Total
North America	1,399.8	66.5	1,181.6	697.0	0.7	3,345.6
Europe	508.2	39.0	118.8	257.7	—	923.7
Asia Pacific	256.9	1.8	20.3	98.0	—	377.0
Latin America, except Brazil	17.0	2.7	21.6	35.1	—	76.4
Brazil	0.7	431.8	54.7	107.6	8.5	603.3
Other	51.8	34.5	—	50.3	—	136.6

Total	2,234.4	576.3	1,397.0	1,245.7	9.2	5,462.6

F-
91

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

39	Subsequent events
39.1 Pause in the E175-E2 jet development program
The Company’s Board of Directors approved on February 18, 2022 a three-year pause in its E175-E2 jet development program. As in previous years, the re-programing of activities is associated with the ongoing US mainline scope clause discussions with the pilot unions regarding the maximum take-off weight (MTOW) limitation for aircraft with up to 76 seats, together with current global market conditions for commercial aviation and the continuing interest in the current E175 jet in the US market.
The Company expects to resume the program development activities following the aforementioned period, which will result in a re-programming of the aircraft entry into service between 2027 and 2028.
39.2 Tender Offer
On March 1, 2022, pursuant to a tender offer, Embraer repurchased and cancelled US$ 59.2 and US$ 228.6 in aggregate principal amount of outstanding 5.150% senior unsecured notes due 2022 issued by Embraer S.A. and 5.696% senior unsecured notes due 2023 issued by Embraer Overseas Limited and guaranteed by Embraer S.A., respectively. The Company derecognized as financial liability in 2022 the principal repurchased and recognize as financial expenses the difference between the carrying amount of the portion repurchased (amortized cost) and the consideration paid.
39.
3
Russia - Ukraine conflict
The Company has suspended the supply of parts, maintenance and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.
In addition, there is no immediate concern over the availability of titanium in supply chain of the Company, considering its strong current inventory position and the existing contracts for the provision of this material with companies in other countries. Embraer will continue to monitor its supply chain and to seek alternative sources.
Management will continue to monitor the ongoing status and developments of the conflict and its potential impacts over the Company’s operations, customers and suppliers. The Company has no material asset or liability exposed to Russia, Belarus or Ukraine as of December 31, 2021, therefore no relevant accounting impact was identified until the date of authorization for issuance of these consolidated financial statements.
* * *

F-
9
2