Form 20-F
period 2022-12-31
EMBRAER S.A.
filed 2023-03-31
CIK 1355444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
None.
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 202
2
:
734,632,806 common shares, without par value

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as	☒	Other ☐
issued by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, or 2022 audited consolidated financial statements, are included in this annual report.

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

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	“ANAC” means Agência Nacional de Aviação Civil, the Brazilian aviation regulatory authority;

•	“EASA” means European Union Aviation Safety Agency;

•	“FAA” means the Federal Aviation Administration;

•	the term “eVTOL” means electric vertical takeoff and landing aircraft;

•	the term “regional jet” refers to commercial jet aircraft in the 35-120 seat-segment;

•	the term “commercial aircraft” as it applies to Embraer, refers to our aircraft in the up to 150 seat-segment, which includes our regional jets;

•	the term “EMBRAER 170/190 jet family” refers to aircraft models EMBRAER 170 (E170), EMBRAER 175 (E175), EMBRAER 190 (E190) and EMBRAER 195 (E195);

•	the term “E-Jets E2 family of jets” refers to aircraft models E175-E2, E190-E2 and E195-E2;

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

•

the term “Boeing Transaction” refers to the Master Transaction Agreement (the “MTA” or “Master Transaction Agreement”) entered into by us on January 24, 2019, collectively with certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, which were wrongfully terminated by Boeing, pursuant to which a subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation segment and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission transport aircraft; and

•	the term “Business Combination” refers to the business combination agreement entered into by Eve UAM, LLC and Zanite Acquisition Corp. on December 21, 2021, which was completed on May 9, 2022.

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that have not yet been delivered, (ii) for services and support contracts for all business segments, including repair services and spare parts contracts for a period of more than one year, and (iii) for services and technologies contracted and not yet performed in our Defense & Security segment. A firm order is a firm commitment from a customer, represented by a signed contract. Options to acquire aircraft are not considered as part of our backlog.

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

•

political, economic or financial instability, as well as geopolitical instability abroad, including in relation to the United States or the Russian invasion of Ukraine and related developments and effects;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	the effects of customers canceling, modifying or rescheduling orders;

•	the effect on our revenues of changing priorities or reductions in the Brazilian government or international government defense budgets;

•	our level of indebtedness;

•	our capital expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulations, including economic policies of the Brazilian government;

•	our relationship with our workforce;

•	the outbreak of communicable diseases in Brazil and other countries; and

•	other risk factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

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

Business Operations and Contracts

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2022, we had income of US$17.8 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine income of US$7.1 million in 2021 and US$15.1 million in 2020. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,369.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 jet families and the E2 jet family through December 31, 2022. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2022, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.

Although, currently, no cash contributions from our risk-sharing partners are refundable, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions for which we have not established provisions.

We work with a limited number of key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2022, 74.9% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant investments. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot assure you that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

In addition, as a result of post-pandemic economic recovery which resulted in a global increase in demand, our suppliers may not have the ability to fully meet such increasing demands of their customers, including us, especially because of the reductions in workforce and other measures taken in response to the pandemic. Therefore, we cannot assure you that we will not be adversely affected by this change in the global supply-chain dynamics, which is still affecting the industry world-widely.

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

From 2005, when we first delivered EMBRAER 170/190 jet family, through 2022, 29% of our Commercial Aviation deliveries was subject to official export credits. In 2022 and 2021, 26% and 38%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot assure you that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

Industry and Competition

A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.

A substantial portion of our results are comprised of sales of aircraft, which have historically been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions, and the outbreak of communicable diseases, which we cannot fully foresee as of the date of this Annual Report.

Economic downturns in our industry, such as the one caused by the COVID-19 pandemic, may reduce air travel demand and corporate and personal spending, and investments by governments in new assets, which may negatively impact our Commercial Aviation, Executive Aviation, Defense & Security and Services & Support segments. These downturns have led in the past and may also lead in the future, to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned segments. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also continue to defer or to cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the events could not only have on the air transport industry as a whole, but also on our business in particular.

We depend on key customers.

In our Commercial Aviation segment, as of December 31, 2022, 88.9% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from Republic Airlines and Horizon Air / Alaska. Our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, AirPeace, Porter, and Azorra, which represent 83.1% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share.

In the Executive Aviation segment, we have been increasingly relying on individual orders as the share of fleet orders in the backlog has been diminishing. Despite the fact that we occasionally sell Praetors and Phenoms to large fractional operators, we believe that fleet renewal demand will occur at a constant and moderate rate over a longer period as the current operator’s fleet ages.

In our Defense & Security segment, the Brazilian government is our largest customer of defense products. Revenue from sales to the Brazilian government accounted for 42.5% of the segment revenue for the year ended December 31, 2022. We cannot assure you that the Brazilian government will continue to acquire defense products and services from us in the future at the same rate or at the same level. For instance, in November 2021, the Brazilian Air Force decided to unilaterally reduce the total value of their KC-390 Millennium aircraft agreement with us, which caused a reduction in our backlog and a decrease in revenue. In February 2022, we and the Brazilian Air Force engaged in negotiations, which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the agreement from 28 to 22. In October 2022, we and the Brazilian government engaged in further negotiations which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the agreements from 22 to 19, with no possibility of unilateral reductions.

We cannot assure you that the Brazilian government will not take similar actions in the future. For further information, see Note 1.1.1 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

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

For instance, in 2021, we, through our subsidiary Eve UAM, LLC, or EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s urban air mobility (“UAM”) solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. The business combination was completed in May 2022.The expected results from this business combination are subject to risks, such as the establishment of the UAM market, the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market, possible underperformance of the UAM solutions developed by Eve Holding, including the eVTOL aircraft, among others. We cannot assure you that our long-term estimates with respect to the prospects, operations, growth potential, integration and other factors related to this business combination, as well as on the process of integration of the acquired assets, will materialize.

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

As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. In addition, the level of pre-owned aircraft for sale in the market may continue to pressure the demand for new aircraft. This may impact the value of the pre-owned aircraft in our portfolio, despite a recent decrease in the level of pre-owned aircraft for sale in the market. We cannot assure you that we will increase our market share in the executive aviation market, that we will not experience a reduction in our current market share of this business segment, especially taking into account competitors’ growth and investments and possible limitations in our supply chain capacity.

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

In addition, geopolitical factors also impact the defense and security industry in general, as sovereign countries have discretion on how, when and how much to invest in military equipment. Accordingly, not always the best technical and commercial solutions are chosen by these sovereign countries, due to the many geopolitical factors involved.

Moreover, the defense and security industry is subject to trade compliance requirements, as well as export control rules and regulations. Our defense and security products are mainly affected by North American and European rules and regulations on trade compliance and export controls. Accordingly, if any of these governments, or the governments of the countries where we have operations, decide to impose restrictions on trade and export activities, we may be unable to sell or deliver aircraft to some countries for a period of time, which may adversely affect our results of operation and financial condition.

Regulatory, Compliance and Legal

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

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the National Civil Aviation Agency (Agência Nacional de Aviação Civil, or ANAC), or the Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the FAA and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot assure you that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of those laws will affect us. We may be required to incur significantly more costs to comply with these laws and/or to respond to these changes.

Internal Controls

We have identified material weaknesses in our internal controls over financial reporting. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As part of management’s assessment of its internal controls over financial reporting for the fiscal year ending December 31, 2022, management identified material weaknesses as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal controls over financial reporting, as a result of the material weaknesses identified at the consolidated financial statements of EVE, one of our subsidiaries. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate specifically to sufficiency of personnel with appropriate qualifications, experience and training related to certain complex accounting matters.

While we have remediated these material weaknesses, we cannot assure you that our subsidiaries will not identify significant deficiencies or material weaknesses in their internal controls nor that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Our failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. In addition, we may not be able to prevent or detect a material misstatement in our financial statements on a timely basis or at all. Such misstatements could result in a future restatement of our financial statements, could cause us to fail to meet our reporting obligations or material adverse effect on our business financial condition, and results of operations.

The material weaknesses did not result in a restatement of our prior year financial statements. For more information, see “Item 15. Controls and Procedures.”

Labor and Workforce

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

A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses, which are more prevalent in North America, but also exist in other important regions, including Europe, are negotiated between the airlines and the pilot unions, usually every three years, for purposes of imposing restrictions relating to the (i) number of aircraft that a regional carrier may operate; (ii) number of seats in an aircraft that a regional carrier may operate; and (iii) the weight of the aircraft that a particular regional carrier may operate. The most recent rounds of negotiations between the major carriers in the United States were concluded in 2022 with no significant changes. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76-seat jet category may be limited. In this context and considering that the United States is the most important market for the E175 aircraft, on February 18, 2022, we announced a three-year pause on the development of the E175-E2 jet which is expected to entry into service between 2027 and 2028. We cannot assure you that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.

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

Cybersecurity

Failure to adequately protect against risks relating to cybersecurity could materially and adversely affect us.

We, like all business organizations in the digital world, are subject to a broad range of cyber threats, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information. In addition, because we have access to certain information technology systems of some of our customers, any successful cyberattacks on our systems may tamper with or expose our customers’ systems and their data.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight in order to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of threats, including cyber-attacks, could materially and adversely affect our business and reputation. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data, other sensitive information and loss of funds as well as damage to our reputation, directly affecting our clients and business partners.

Furthermore, some of our business partners, such as our suppliers, have access to some limited confidential and strategic information regarding our projects and engineering data. As many of these suppliers face similar security threats, any attacks on their systems could result in unauthorized access to our systems or data.

For instance, on November 24, 2020, we suffered a cybersecurity incident in our IT systems, which was later identified as a ransomware attack. The attack resulted in the encryption of an environment of virtual servers hosted in Brazil, prevented access to certain files and resulted in the inadvertent disclosure of data, some of which were made available on the dark web. We have reported the incident to law enforcement authorities.

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

Environmental, Social and Governance

We are subject to environmental, health and safety risks.

Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions in which we operate. These laws regulate product performance or content, energy use, greenhouse gas emissions, air quality, water and noise pollution, hazardous substance management, human health risks arising from the exposure to hazardous or toxic materials, the remediation of soil and groundwater contamination, among other matters.

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

Climate change may have adverse effects on our business and financial condition.

Climate change related risks are gaining increasing social, regulatory, economic and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical risks; and (ii) transition risks, including climate litigation. Physical climate risks are those that arise from changes in weather and climate that impact the economy, including rising global average temperatures, which can cause sea level rise and acute climate risks caused by natural disasters, including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our and our clients’ and business partners’ operations, including by impairing flight services and aircraft circulation. In addition, physical risks could cause market volatility and negatively affect the trading price of our ADSs. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of new technologies, policy, legal and regulatory demands capable of impacting our activities and the value of our assets.

Effects from both physical and transitional climate risks may also represent losses for our clients and business partners, affecting their profitability as well as their ability to fulfill their obligations.

If we do not adequately identify and embed the risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements and financial condition.

We may not be able to achieve our carbon emissions targets or make progress in other environmental, social, and governance initiatives.

In August 2021, we announced our intention to reach carbon neutrality in our operations by 2040 reducing Scope 1 and 2 emissions at least by 50%. This commitment relies mostly on the purchase of Sustainable Aviation Fuels (SAF), electricity from renewable sources and carbon offsets. Our estimates concerning the timing and cost of implementing our targets are subject to several risks and uncertainties, such as low availability of SAF, especially in Brazil where the majority of operations is concentrated, and variations in fuels, energy and offset prices. Accordingly, there can be no assurances that our targets will be achieved.

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

We have also committed to certain diversity, inclusion and education targets, such as having 50% diverse hires in all new entry level employee programs by 2025; securing access of more than 80% of the students from Embraer high schools to public universities and private universities with full-tuition scholarships; having 20% of women in senior leadership positions by 2025, among others.

Although we expect that our ESG commitments will improve our operational and financial performance on the long term, our targets may not materialize within the time frame we expect or at all, since they depend on several factors over which we have no control or influence.

COVID-19

COVID-19 has affected and may continue to affect us.

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. Furthermore, the COVID-19 pandemic has negatively affected the supply of pilots in the United States, many of which decided to change careers or retire as a result of the pandemic.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control future volatility or to prevent serious and prolonged reductions in economic activity. While many of the governmental imposed restrictions have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed.

The effects of the COVID-19 pandemic or the outbreak of similar communicable diseases on our business will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the extent and overall economic effects of the governmental response to the pandemic.

For further information on the impact of COVID-19 pandemic on our segments, see Note 1.1.1 to our 2022 audited consolidated financial statements.

Geopolitical and Macroeconomic Risks

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

Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. We cannot predict which policies the Brazilian government will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with GDP contraction in 2020 and small growth in 2021 and 2022.

The gross domestic product, or GDP, had a growth rate of 2.9% in 2022, compared to a growth rate of 4.6% in 2021 and a contraction rate of 4.1% in 2020, driven by the COVID-19 pandemic, compared to growth rates of 1.1% in 2019 and 2018, 1.3% in 2017 and contraction rates of 3.3% in 2016 and 3.5% in 2015. According to the Focus bulletin dated March 24, 2023, the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 0.9% in 2023.

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

For instance, in the past, Brazilian markets have experienced heightened volatility due to uncertainties derived from investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, and the impact of these investigations on the Brazilian economy and political environment. The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Political instability and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours.

Inflation and government efforts to curb inflation may contribute significantly to economic uncertainty and to heightened volatility in the Brazilian and international securities markets and, consequently, may adversely affect us.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian and global economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.

In Brazil, inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 5.5% in 2022, 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 5.8% in 2022, 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Measures to curb high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

The Brazilian Central Bank’s Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in December 2022.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982) and 7.2 in 2022. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 0.3% in 2020, to 5.0% in 2021, and 9.2% in 2022.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The European Central Bank has increased interest rates from 0.0% in 2020 and (0.5)% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.00% in 2023.

Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2022, 5.2% of our consolidated cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2020, the real depreciated against the U.S. dollar in comparison to December 31, 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real depreciated against the U.S. dollar in comparison to December 31, 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. There can be no assurance that the real will not depreciate further against the U.S. dollar.

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

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:

•	Approximately 11.0% of our total costs are incurred and denominated in reais.

•

Because taxes on income are largely determined and paid in reais based on our Brazilian tax books, the income tax expense line item of our statements of income, which has the U.S. dollar as our functional currency, is significantly impacted by appreciation of the real relative to the U.S. dollar to the extent we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2022, the deferred income tax expense would have been higher or lower by US$153.0 million. For additional information on the effects of the variation of the real against the U.S. dollar, see Notes 23 and 33 to our 2022 audited consolidated financial statements.

•

Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense & Security segment, when converted to the U.S. dollar as our functional currency.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars, and may result in a decrease in our margins.

Depreciations of the real relative to the U.S. dollar could also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs. While our functional currency is the U.S. dollar our shareholders’ equity is required under Brazilian Corporate Law to be accounted and maintained in Brazilian reais, including amounts to be distributed to shareholders (dividends and interest on own capital). In 2022, while we had retained earnings recorded in U.S. dollars, the foreign exchange losses absorbed these earnings in Brazilian reais, causing a loss, which restricted our ability to pay dividends. For more information, see “8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividends Policy.”

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

As of the date of this annual report, Brazil’s sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB- with a stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

We cannot assure you that rating agencies will maintain Brazil’s sovereign credit ratings. Any downgrading in Brazil’s sovereign credit ratings could increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including our ADSs.

Developments related to the conflict between Russia and Ukraine may adversely affect us.

The global developments relating to Russia’s invasion of Ukraine have generated uncertainty in the global economy. As soon as the war was declared, we have suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which we are subject.

As a result of the conflict between Russia and Ukraine, inflation levels have raised and energy prices have also increased, mainly in Europe due to impact in the supply and gas prices. The conflict also had the effect of increasing costs of labor and caused a global shortage of components, affecting our supply chain cycle in 2022.

Russia is one of the largest titanium suppliers in the world, and titanium is a key element for the aircraft manufacturing process. Although there is no concern over the availability of titanium in our supply chain, considering our current inventory position and the existing alternative sources in other countries, we will continue to monitor our supply chain in order to identify any potential constraints. In addition, the conflict between Russia and Ukraine may adversely affect people’s safety and activities of our employees, especially those residing in Europe.

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

The Brazilian government holds one share of a special class of our common stock called a “golden share,” which carries veto power over certain matters such as change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs (whether or not the Brazilian government participates in those programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian government. The Brazilian government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot assure you that we will be able to obtain approvals from the Brazilian government in the future to effect important corporate changes or transactions, or other important corporate changes that may be required.

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

A. History and Development of the Company

Corporate History

Embraer S.A. is a publicly held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Dra. Ruth Cardoso, No. 8,501 (formerly known as Avenida Nações Unidas, No. 8,501), 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil. Our telephone number is 55-11- 3040-6874, and our internet address is ri.embraer.com.br. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

In 2010, our shareholders approved a change of our corporate name from “Embraer – Empresa Brasileira de Aeronáutica S.A.” to “Embraer S.A.,” as well as the addition of capabilities and the broadening of the scope of our Defense & Security segment to allow this segment to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes.

In 2011 and 2012, we made acquisitions and entered into partnerships in the Defense & Security segment, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologia e Sistemas S.A. (which was merged into Embraer in 2021) and Visiona Tecnologia Espacial S.A.

In 2020, through our subsidiary Embraer Defesa e Segurança Participações S.A., we acquired 61% of Tempest Serviços de Informática S.A. and its subsidiaries, or Tempest, the largest cybersecurity company in Brazil.

On January 1, 2020, we implemented the internal carve-out of our Commercial Aviation segment by means of the contribution by Embraer to Yaborã Indústria Aeronáutica S.A. (“Yaborã”) of the net assets comprising assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to our Commercial Aviation segment, through a capital increase. As a result of the wrongful termination of the Boeing Transaction by Boeing, we decided to reintegrate the Commercial Aviation segment and therefore, on October 28, 2021, our board of directors approved a partial spin-off of Yaborã, whereby Yaborã transferred substantially all of its assets back to Embraer, effective as of January 1, 2022.

In 2021, we, through our subsidiary Eve UAM, LLC, or EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s comprehensive, practical and capital efficient urban air mobility (“UAM”) solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. The transaction closed on May 9, 2022 and Zanite changed its name to Eve Holding, Inc., or Eve Holding, and Eve Holding’s shares were listed on the New York Stock Exchange on May 10, 2022.

Business Development

We have grown from a government-controlled company, established to develop and produce aircraft for the Brazilian Air Force, into a publicly held company that produces aircraft for commercial and executive aviation and for defense and security purposes and related services.

As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our Defense & Security segment to further develop our Commercial Aviation segment.

Our first regional aircraft was EMB-110 the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer-range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three new aircraft, the, E190-E2 and E195-E2. The E190-E2 and the E195-E2 entered service in April of 2018 and September of 2019, respectively. Our Commercial Aviation segment accounted for 34.0%, 31.4% and 29.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In our latest development, we introduced the new Praetor 500 midsize and Praetor 600 super-midsize business jets in 2018, during a company event in the Orlando Executive Airport. The Praetor 600 and Praetor 500 entered into service in June and in December 2019, respectively. In 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. Our Executive Aviation segment accounted for 27.4%, 26.9% and 28.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

In the defense and security industry, after the success of our first products Bandeirante and Brasília, we entered the military aviation segment with various products for the Brazilian Armed Forces. The first of this group of products were the EMB-312 Tucano, a basic trainer, and the EMB-111 Banderulha, for maritime patrol, both of which have also been exported. During the 1980’s, Embraer and Aermacchi jointly developed the AMX, or A-1 attack fighter-bomber aircraft, and on early 2000’s we started the production of the newly developed A-29 Super Tucano, or Super Tucano, an advanced training aircraft that entered into service in 2004 and is still under production, with more than 264 units sold to more than 16 countries. Throughout the years, we have developed several other aircraft tailored to our costumers’ missions, in particular the C-390 Millennium, the largest aircraft ever manufactured in Brazil. We also entered the market of radars and land systems with the acquisition of Bradar in 2011, which was fully incorporated into Embraer in 2018.

Moreover, we have invested in various companies in the defense and security industry, expanding our portfolio to offer to our customers around the globe a broad line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radar, transportation of authorities, tactical military transport and aerial refueling, basic and advanced training and advanced training and training aircraft, satellite and cyber security solutions. Through our wholly-owned subsidiary Atech, we have been producing complex systems for critical missions, in the area of command and control, communications, computer intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications. With a 51% equity interest in Visiona Technologia Espacial S.A., we also operate in the satellite development, production and support services market, in partnership with relevant private and public institutions in Brazil.

In 2018, Embraer formed the consortium Águas Azuis, with Thyssenkrupp Marine Systems, and our subsidiary Atech. In 2019, this consortium was chosen as the preferred supplier to build four new Tamandaré Class Frigates for the Brazilian Navy. In 2020, we became the majority shareholder of Tempest Security Intelligence, the largest cybersecurity company in Brazil, with local and abroad operations. In 2021, we incorporated Savis Tecnologia e Sistemas S.A., a company focused on the development and production of various land systems, including SENTIR M20, the SABER M60 and the SABER M200 VIGILANTE radars, mockups, anti-aircraft operation centers, as well as on the integration of the Brazilian Army’s Integrated Border Monitoring System, or SISFRON program.

As of the date of this annual report, we continue to be the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the United States, Europe, Asia and Latin America. Our Defense & Security segment accounted for 9.9%, 14.2% and 17.3% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Revenues from sales to the Brazilian government accounted for 42.5%, 40.7% and 44.5% of this business segment’s revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Embraer Services & Support is a segment focused on providing parts, flight hour solutions, maintenance, training, and engineering products and services for Embraer operators in the Commercial, Executive, Defense & Security segments. Accompanied with OGMA, Embraer’s subsidiary in Portugal, which provides agnostic services, and Embraer CAE Training Services (ECTS). With a network of over 76 owned and authorized service centers spread around the world, contact centers dedicated to each market, and a team with more than 4,300 employees overseeing support of over 4,580 Embraer Commercial, Executive and Defense aircraft as well as other OEM aircraft, engines, radars, our Services & Support segment accounted for 27.9%, 27.0% and 24.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

We also provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, or Sikorsky, a Lockheed Martin Company, for its production of helicopters. We provide to Sikorsky the services of development and manufacture of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. In addition, we developed the Ipanema, a crop duster aircraft pursuant to specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. Through December 31, 2022, we had delivered a total of 1,541 of these aircraft. Our Other segments accounted for 0.8%, 0.6% and 0.3% of our revenue for the years ended December 31, 2022, 2021 and 2020 respectively.

For additional information on our Other segments, see Note 36.5 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

B. Business Overview

We are the leading manufacturer of jets with up to 150 seats in the world, based on the number of jets delivered over the last decade, and we have a franchise footprint represented by our global customer base, according to Cirium. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have developed a customer-centric technology-driven portfolio of commercial aviation products and services that allows us to build long-term relationships with our clients in the commercial aviation, executive jets and defense and security markets. We grew from a government-controlled company that developed and produced products for the Brazilian Armed Forces to a publicly held company that produces aircraft for and provides related services to commercial and executive aviation, as well as for defense and security purposes. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship.

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

(i)

carbon reduction: we expect to reach carbon neutral grown from 2022 onwards, carbon neutrality in our operations by 2040, use 100% renewable electricity by 2030 and produce products to support zero emissions aviation by 2050;

(ii)

social responsibility: we expect to reach 50% of diversity hiring in our entry level programs and 20% of women in senior leadership positions by 2025. We also aim to maintain the approval of more than 80% of Embraer schools’ students into public universities or private universities with full-tuition scholarships; and

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

For the year ended December 31, 2022, we generated revenue of US$4,540.4 million, of which 92.4% was U.S. dollar denominated. Of our revenue in 2022, 34.0% was from our Commercial Aviation segment, 27.4% was from our Executive Aviation segment, 9.9% was from our Defense & Security segment, 27.9% was from Services & Support segment and 0.8% was from our Other segments.

In the year ended December 31, 2022, 62.9% of our revenue was from clients in North America, followed by clients in Europe (19.5%), Brazil (11.1%), Asia Pacific (2.2%), Latin America (except Brazil) (1.2%) and others (3.1%). As of December 31, 2022 and December 31, 2021, we had a total firm order backlog of US$17.5 billion and US$17.0 billion, respectively.

Our Strengths

We believe that our primary strengths are:

Aircraft design and technology; cost and operating efficiency. We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology that reduce our customers’ operating, maintenance and training costs because of the efficient design of our parts. Within a jet family the parts share similar technology and features, which reduces our design, development and production costs and allow us to offer competitive prices to our customers. For example, the Praetor 500 and Praetor 600 jets have similar characteristics and technologies that enhance our value proposition for the midsize and super-midsize business segments. Our investments in innovative technologies, such as automation design, enable us to increase operational efficiency by reducing engineering, production costs and lowering customers’ maintenance costs. For example, we have invested in cybersecurity solutions by acquiring Tempest in 2020 and using Beacon, which is an innovative platform designed to connect the aviation maintenance system.

Leading commercial aircraft manufacturer with a global customer base. Based on the number of aircraft delivered, we are the leading manufacturer of jets with up to 150 seats and have a strong global customer base, according to Cirium. As of the date of this annual report, more than 170 airlines from over 90 countries use our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low-cost carriers in the world.

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

Experienced and highly skilled workforce. Our employees are experienced and highly skilled. As of December 31, 2022, engineers comprised approximately one-fifth of our workforce. Our employees’ high skill and knowledge levels and our continuous training and incentive programs allow us to efficiently pursue new programs and offer high technical expertise and guidance to our customers.

Flexibility of production to meet market demands. We believe the flexibility of our production processes and our operating structure, including our risk-sharing partnerships, allow us to adjust our production in response to market demand.

Funded development of defense products. Historically, development expenditures related to defense aircraft have been funded in large part by our Defense & Security segment customers, which mainly comprise governments. These customers have had an important role in our engineering and industrial development. In addition, we use proven civil platforms as a solution for certain defense products.

High ESG standards. ESG has been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. We are embedding our business strategy with social responsibility and environmental impacts in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan. Some of our long-term ESG commitments are: (i) achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies, (ii) develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies; (iii) launch “eVTOL” aircraft with zero emission by 2026; and (iv) leverage diversity in the hiring of gateway programs, in leadership positions and in the aeronautical specialization program maintained by us

Highly skilled engineering for defense application and development of market leading products for our Defense & Security segment. As of December 31, 2022, we had sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. The

A-29 Super Tucano and the C-390 Millennium are the main products of our Defense & Security segment. We believe the A-29 Super Tucano is the market benchmark in its class because it combines a rugged and reliable turboprop platform with a high-precision-class payloads delivery system. It is the only combat-proven close air support aircraft currently in production. The C-390 Millennium is a multi-role military transport aircraft developed to become a market leader in its category. It has several functions and may be used in adverse situations, such as firefighting and aerial refueling, (KC-390 Millennium version). The C-390 Millennium has flexibility, strength, mobility, easy maintenance and the latest technology. Our workforce is highly capable of understanding our customers’ operational needs and their requirements regarding our defense products and services portfolio. Our team offers capable, flexible and low lifecycle cost products with global applications to our customers. We also have a strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art defense and space solutions within reduced time cycles.

Business Strategies

With a view to continue growth of our business and increasing our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Market our commercial aircraft. We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2022, we had approximately 330 units in the ERJ family and approximately 1,300 units in the EMBRAER170/190 jet family and around 49 units in the E2 generation in active service, according to Cirium. As of December 31, 2022, 69 units of E190/E195 E2 had been delivered to customers worldwide. In February 2022, we announced three-year pause in its E175-E2 jet development program. For more information, see “—Products.” We believe there are market opportunities for the 170/190 jet family and for the E2 generation, especially for airlines seeking to expand their fleet in the mid-density segment and substitute aging aircraft in the below-150 seat category. Additionally, commercial jets will have opportunities with mainline and low-cost carriers that are right sizing their fleets to adjust capacity and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

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

Develop innovative and sustainable solutions. To further nurture the future of regional air mobility while also complying with industry-wide sustainable goals, we have announced the Energia Family of aircraft concepts. These four innovative concepts, destined to the 9 to 50 seats market, we believe it will allow the company to further study, explore, and potentially commercialize the cutting-edge technologies that will define the industry of tomorrow through advanced designs and new propulsion systems, while also fostering discussions related to airport infrastructures, passenger convenience, and seamless journeys opportunities.

Strengthen our position in the executive aviation market. We believe we are well positioned to grow in the small and medium cabin jet classes. We have streamlined our portfolio to feature the Phenom 100EV, an entry-level jet, the Phenom 300E, a light jet, and the Praetor 500 and Praetor 600, midsize and super-midsize jets, respectively. This renewed portfolio is industry-leading in performance, comfort and technology. We are committed to understanding and responding to market and customer needs and continuously improving our product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2022, the Phenom 300E was the most delivered light jet for the eleventh consecutive year and the most delivered twinjet in whole executive jets industry for the third consecutive year.

Provide complete and integrated solutions to the customers of our Defense & Security segment. In our Defense & Security segment, we offer a broad range of solutions covering air, land, sea, space and cyber security environments. We are constantly evaluating, developing and efficiently integrating new opportunities to meet our customers’ needs.

Continue to pursue niche market opportunities in the defense and security market. We offer solutions for transportation, close air support, tactical, training, intelligence, surveillance, reconnaissance and cybersecurity, among others. With our products, we provide enhanced capabilities through a defense-integrated portfolio that meets the needs of a wide range of governments’ military needs. This is only possible due to our culture of continuously pursuing market opportunities with our existing and potential customers with whom we work to develop innovative and tailored solutions throughout time.

Expanding our international sales, while continuing our partnership with the Brazilian Armed Forces in our Defense & Security segment. Historically, the Brazilian Armed Forces have been our key partner on the development and acquisition of aircraft and land systems. Since our foundation in 1969, we have developed a state-of-art engineering, operations capability and supply chain management expertise at a level that allows us to not only continue addressing the needs of our Brazilian customers, but also of international customers, providing them with tailored solutions. We are fully committed to expanding our international sales, while consolidating our position as a key partner of the Brazilian Armed Forces.

Focus on customer satisfaction through established and respected services and support solutions. We believe that our focus on customer satisfaction is essential to our entrepreneurial success and our business strategy. Our philosophy is to offer and deliver a comprehensive portfolio of services and support solutions to all customers ensuring best product availability with competitive operational costs. Our high-quality customer service and support is key to our customer focus, as it allows us to maintain long-term relationships with our customers and increase the competitiveness of our products. As the number of our aircraft in operation continues to grow and our business expands, we have increased our commitment to provide quality after-sale support to our customers, including technical assistance, training, maintenance, spare parts, product modifications and other related services. We own and manage over 80 several service centers around the world, strategically located to support our operations with effective, reliable and efficient customized solutions. In addition, our customers may rely on authorized third-party maintenance service centers around the world to comply with their maintenance needs.

Motivate our employees and improve our production processes and managerial practices. We constantly seek to exceed our customers’ expectations. To achieve this goal, we commit to efficient production processes and best managerial practices. The success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years. We strive to motivate our employees and refine our production processes. We implement and develop corporate programs, including our Embraer Enterprise Excellence Program, or P3E, based on lean manufacturing philosophy, which consists of reducing production and response times from suppliers to customers.

Commercial Aviation Segment

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation segment accounted for 34.0%, 31.4% and 29.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. On December 31, 2022, our firm orders in backlog for our commercial aviation aircraft totaled US$8.6 billion as compared to US$9.0 billion on December 31, 2021.

Products

ERJ Jet Family

We developed the ERJ family, our 37-50-passenger twin jet-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of December 31, 2022, 330 ERJ aircraft remained in service around the world.

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

On September 29, 2022, we reached a new milestone on the E-Jet program, the delivery of the 1700th serial number production aircraft. The Aircastle leased E195- E2 was handed over to KLM Cityhopper at a ceremony at Embraer’s facility in São José dos Campos.

As of December 31, 2022, the EMBRAER 170/190 jet family has 90 orders in backlog and more than 1,650 aircraft have already been delivered to customers worldwide.

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

On November 10, 2022, the Embraer E190-E2 was granted the Type Certificate by the Civil Aviation Administration of China (CAAC). On December 15, 2022, the Embraer E195-E2 and E190-E2 were granted the Type Certification from Transport Canada Civil Aviation (TCCA), following certification from ANAC, the FAA (United States), and EASA (Europe) in 2019 and 2018 respectively.

In December, 2022, the first five of 50 Embraer E195-E2 ordered by Canadian company Porter Airlines were delivered. Porter was the North America entry customer for Embraer’s E195-E2 and opened up operations in the region.

As of December 31, 2022, the E-Jets E2 had 201 orders in backlog and 69 aircraft have already been delivered to customers worldwide. Operators include airlines in various regions, such as Azul Linhas Aéreas (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Air Kiribati (Asia Pacific), Bevalia (CIS), Air Peace (Africa) and Congo Airways (Africa) and the most recent Porter Airlines (North America).

Customers

We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2022, our largest E-Jet customers by number of aircraft in service were SkyWest, Republic, Envoy Air, Azul, Mesa, KLM, JetBlue, Aeromexico, LOT Polish, Tianjin and Horizon Air. In addition, as of December 31, 2022, 88.9% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic Airlines and Horizon Air / Alaska . Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, AirPeace, Porter, and Azorra which represent 83.1% of our E-Jets E2 family orders

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula. Our contracts generally include an option for our customers to purchase additional aircraft at a fixed-price option, subject to the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. In addition, some of our contracts contain cancellation provisions and trade-in options and financial and residual value guarantees. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Some of our aircraft sales may be subject to financial and residual value guarantees and trade-in options that may require us to make significant cash disbursements” for a more detailed discussion of these provisions.

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia.

Our success depends, to a significant extent, on our ability to discern our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning, and airline analysis. In terms of direct marketing to our customers, we rely on relationship development, social media, and professional network. As a way to keep our customers informed and enhance awareness and brand recognition, we participate at air shows and events, webinars and other forums. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, Holland; Fort Lauderdale, Florida, United States; Beijing, China; and Singapore.

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

We currently face the strongest competition from the following aircraft:

•	A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	ARJ21, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;

•	SSJ100, a 103-seat regional jet produced by JSC Sukhoi Company;

•	SpaceJet (former MRJ), a 76 to 88-seat jet which was under development by Mitsubishi Aircraft Corporation, but had its development suspended in 2020 and officially cancelled in 2023;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, formerly produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);

•	Dash 8-400 (former Q-400) a 72-seat turboprop program from Bombardier acquired by Havilland Canada which belongs to Viking Air;

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft.

We are the leading manufacturer in the market for jets up to 150 seats in the world, with 29% market share in terms of accumulated deliveries, since 2004, according to Cirium.

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

Executive Aviation Segment

We design, develop and manufacture a variety of executive jets within our Executive Aviation segment. Our current portfolio of executive jets comprises the entry-level Phenom 100 EV, the light Phenom 300E the midsize Praetor 500 and the super-midsize Praetor 600.

We market our executive jets to companies, including fractional ownership companies, charter and air-taxi companies, high-net-worth individuals and flight academies, including independent, commercial airline and military flight academies. Our Executive Aviation segment accounted for 27.4%, 26.9% and 28.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. On December 31, 2022, our firm orders in backlog for our executive jets totaled US$3.9 billion as compared to US$2.9 billion on December 31, 2021.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries six to eight people, received the Brazilian Aviation Authority and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to ten people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the Brazilian Aviation Authority and FAA certification and entered service one year after the Phenom 100. By the end of 2022, the Phenom 100 series fleet comprised nearly 400 aircraft distributed in 30 countries and the Phenom 300 fleet comprised over 700 jets distributed in 60 countries. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively. In 2020, we introduced the new Phenom 300E, featuring enhancements in performance, comfort and on-board technology. The new Phenom 300E is currently the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics suite. These features include predictive windshear and a runway overrun awareness and alerting system, which are our exclusive intellectual property and the first technology of its kind to be developed and certified in business aviation. The model was already granted its certification by the Brazilian Aviation Authority, EASA and the FAA.

In August 2020, we announced the Phenom 300MED, a unique medical evacuation (MEDEVAC) transportation solution suitable to Phenom 300 model series, which is also available for retrofit, through a partnership with the companies umlaut and Aerolite AG (Aerolite). Embraer and umlaut have jointly developed and certified a new supplemental type certificate (STC) utilizing Aerolite equipment in 2021 and 2022. Aircraft STC is available for national aviation agencies such as EASA (Europe), FAA (United States) and ANAC (Brazil). Designed as an ideal solution for both civil and government applications, the MEDEVAC solution will be installed exclusively by Embraer’s award-winning Services & Support organization, ensuring the highest quality, reliability, and service experience, direct from the manufacturer.

In November 2020, Embraer and Porsche announced that they have collaborated to create a limited-edition, limited-quantity Embraer Phenom 300E aircraft and Porsche 911 Turbo S-car pairing called Duet. Embraer and Porsche ceased Duet offering in 2022.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by the Brazilian Aviation Authority in December 2008 and by the FAA in January 2009 and entered service in the first half of 2009. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, enhancing the customer experience by extending its range capability and offering new interior amenities. In 2019, we successfully implemented the sunset strategy of the Lineage 1000E. As of December 31, 2022, the Lineage 1000 fleet comprised 26 units distributed in 11 countries.

In April 2008, we formally launched two new programs in the medium cabin category, the medium-cabin jet Legacy 450 , with a 2,575 nautical mile range and a capacity for up to nine passengers, and the supermidsize jet Legacy 500 , with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range in 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the best-in-class 5,800-foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. Both the Legacy 450 and 500 had their final deliveries to customers in 2020.

In October 2009, we introduced the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received the Brazilian Aviation Authority and FAA certification in October 2010 and February 2011, respectively, and entered service in November 2010. The latest evolution of the aircraft that started our Executive Aviation segment is the Legacy 650E, which introduces auto-throttle and interior enhancements, in addition to a ten-year warranty, which set a new industry standard for performance and reliability. In 2019, we successfully implemented the Legacy 650 series sunset strategy. As of December 31, 2022, the Legacy 650 fleet comprised 109 units distributed in 31 countries.

In October 2018, we launched the new Praetor 500 and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor 600 is the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 is the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 600 was certified and entered service in June of 2019 and in December of 2019, respectively. The Praetor 500 is the successor of the Legacy 450 in the midsize class as the Praetor 600 is for the Legacy 500 in the super midsize class. In 2020, we announced a series of breakthrough cabin enhancements for the Praetor 500 and Praetor 600. In addition to the lowest cabin internal atmospheric pressure in the class (equivalent to an altitude of 5,800 feet) and 100% fresh air capability, Embraer is now offering the HEPA filter as a standard feature on all Praetor aircraft and announced the certification of a new electric lavatory pocket door. In 2020, we announced the completion of the first European conversion of a Legacy 450 to a Praetor 500. The conversion was performed at the Embraer Executive Aviation Service Center at Le Bourget International Airport, in Paris, France. As of December 31, 2022, the Praetor 500 fleet comprised 42 units distributed in five countries and Praetor 600 fleet accumulated 69 units in 13 countries.

As of December 31, 2022, we have delivered more than 1,650 executive jets and our fleet had served over 1,000 customers in more than 65 countries.

Competition

Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Honda and Pilatus. In the medium cabin category, the Praetor 600 compete with Textron, Dassault and Gulfstream aircraft, while the Praetor 500 compete largely with aircraft produced by Textron.

Continuing Internationalization

In October 2014, we announced the opening of our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, more than doubling the size of our campus at Melbourne International Airport. Since then, we have continued to expand our footprint into the complex, with delivery centers, assembly hangars, and paint and flight preparation facilities. As of December 31, 2022, our Melbourne campus had a constructed area of approximately 484,000 square feet.

Defense & Security Segment

We conceive, design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include training, advanced training aircraft, aerial surveillance platforms, military transport aircraft, government transport aircraft and command, control, communications, computer, intelligence, surveillance and reconnaissance systems, border surveillance and security, and cybersecurity. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete Contractor Logistical Support programs. Using our commercial platforms and executive jets, we also offer a comprehensive range of aircraft dedicated to transportation of authorities, medical evacuation and general transportation missions for the defense and security market.

As of December 31, 2022, we had sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our Defense & Security accounted for 9.9%, 14.2% and 17.3% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, our firm orders backlog for our Defense & Security segment was US$2.4 billion, reflecting the effect of our negotiation processes with the Brazilian Air Force, in 2022, in order to reduce from 28 to 19 the total number of KC390 Millennium aircraft to be delivered until 2034 under the terms of the agreements entered into with the Brazilian Air Force, with no possibility of further reduction.

Products

Military Transport – C-390 Millennium

After its rebranding in 2019, our multi-mission aircraft C-390 Millennium maintained its features, per the certifications by ANAC and the Military Aviation Certification Authorities (the Department of Aeronautical Science and Technology, or DCTA, and the Industrial Development and Coordination Institute, or IFI).

The C-390 Millennium is a multi-role military transport aircraft developed to set higher standards in its class. The C-390 Millennium is efficient for cargo and troop transport, aerial resupply and humanitarian missions, among other uses, as well as for uses in adverse situations, evacuations, firefighting and aerial refueling (KC-390 Millennium version). Designed with modern engineering solutions, this new aircraft is an innovation in military transport aviation. The C-390 Millennium features flexibility, strength, mobility, easy maintenance and advanced technology.

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

In 2020, Embraer delivered the third and fourth KC-390 Millennium multi-mission transport aircraft to the Brazilian Air Force. Since the beginning of the COVID-19 pandemic, the Brazilian Air Force has operated the KC-390 in logistics transport operations, carrying essential supplies to combat the pandemic in Brazil. Furthermore, in November 2020, we entered into an export agreement with the Hungarian government for the acquisition of two aircraft in its KC-390 Millennium version, with the capacity to carry out in-flight refueling missions.

During 2021, the Brazilian Air Force had four KC-390 Millennium multi-mission transport aircraft operating in logistics transport operations. The development of the version of the KC-390 Millennium, tailored for Portugal, advanced as expected, and the version of the KC-390 Millennium intended for Hungary also showed significant progress in its development. In 2022, the Brazilian Air Force took delivery of its fifth KC-390 Millennium. As of December 31, 2022, the fleet has accomplished approximately 8,000 flight hours and around 6,000 flight cycles.

In June 2022, the Ministry of Defense of The Netherlands announced the decision to acquire five C-390 Millennium aircraft to substitute its fleet of C-130H Hercules. As of the date of this annual report, the procurement process is under the proposal analysis phase.

In February 2022, we and the Brazilian Air Force engaged in negotiations, which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the agreement from 28 to 22. In October 2022, we and the Brazilian government engaged in further negotiations which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the Contracts from 22 to 19, with no possibility of unilateral reductions. Deliveries related to these aircraft are scheduled to occur by 2034. For further information, see Note 1.1.1 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Close Air Support and Advanced Training – A-29 Super Tucano

The A-29 Super Tucano is an aircraft equipped for close air support and counter-insurgency scenarios, containing integrated sensors, datalink, cockpit protection and multiple payload configurations. We believe that the Super Tucano is the market benchmark in its class, as it combines a rugged and reliable turboprop platform with a delivery system of high-precision class payloads. It is the only combat-proven close air support aircraft currently in production. The A-29 Super Tucano is also a full-fledged tactical trainer due to its handling features, low operational cost, and state of the art avionics systems. Since its entry into service in 2004, a total of more than 260 units have been sold to 16 different countries by the end of 2022.

We have been acting as a subcontractor for the United States Government (“USG”), and have delivered to Sierra Nevada Corporation (“SNC”), a USG prime contractor, 47 A-29 Super Tucano aircraft to different countries. In 2021, we delivered nine aircraft to SNC, three of them for the AFSOC (Air Force Special Operations Command) Program of the United States Air Force, and six through the Foreign Military Sales program to the Nigeria Air Force Program. In addition, through our Gavião Peixoto unit, we delivered five more aircraft to an undisclosed customer, together with advanced training systems, mission planning and debriefing stations, optional equipment and logistics package.

In 2022, we entered into a new sales contract of A-29 Super Tucano aircraft to an undisclosed customer.

Fighter –F-39 Gripen Program

In July 2014, we entered into an agreement with Saab AB (Saab) to collaborate in a joint management program for the F-X2 Project, currently called F-39 Gripen Program, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, and we have also taken an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and the two-seat version of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force.

In 2022, multiple milestones in the F-39 Gripen development Program have been accomplished, such as (i) Embraer’s support to the delivery of the first two aircraft assembled in Sweden to the Brazilian Air Force; and (ii) the set-up procedures of the F-39 Gripen final assembly line in Brazil, planned to start in 2023.

Special Transport Aircraft

In 2021, we have entered an agreement with Aerodata AG for the sale of a Praetor 600 jet to be converted into an aircraft to fulfill a variety of different in-flight inspection missions. In 2022, this aircraft was completed and delivered to Aerodata for integration of mission equipment and systems.

Modernization Programs

We offer military aircraft modernization services and currently have three ongoing programs under contract, two of them with the Brazilian Air Force and one with the Brazilian Navy.

The A-1M modernization program focuses on modernizing the AM-X aircraft, which is an aircraft developed by us and sold to the Brazilian Air Force approximately 20 years ago, and the platform naturally became technologically outdated overtime. From 2013 through 2021, we delivered 11 modernized aircraft and the program was completed with the Verification Plan by the Brazilian Air Force in 2021.In 2022, Embraer completed some remaining milestones in the program, after the final aircraft delivery the year before, and started demobilizing the production line and testing equipment, expected to be completed by 2023.

The other program with the Brazilian Air Force relates to the modernization of five E-99M Airborne Early Warning and Control (AEW&C) aircraft. The agreement also accounts for six mission planning and analysis stations, which will be employed for training and crew development. In 2020, the first two units were delivered and, in 2022, we delivered the fourth modernized aircraft to Brazilian Air Force. The last aircraft is planned to be delivered in 2023.

The modernization program with the Brazilian Navy is the upgrade of A-4 Skyhawk fighter jets (AF-1 per the Brazilian Navy´s Designation), with the purpose of incorporating new technology, including new avionics, radar, power generation and independent oxygen generating systems. By 2021, six out of seven modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy. In 2022, we delivered our last modernized AF-1, as well as the fixed-base simulator AATD (Advanced Aircraft Training Device) to the Brazilian Navy.

Radars and Land Systems Programs

Our portfolio of capabilities with respect to radars and land systems includes the development, integration, project management, sourcing, manufacturing, implementation, deployment and life cycle support of radars and land systems for multiple applications, including: low-altitude air defense, surface surveillance, air traffic control, identification friend or foe (IFF), medium-range air defense, surveillance and early warning, monitoring and protection of borders, protection of critical infrastructures, among others. Our products include both fixed, modular, and transportable solutions. Our line comprises a comprehensive range of products, namely the SENTIR M20 ground surveillance radar, the SABER M60 short-range air defense radar, the S200R air traffic control and air defense radar, the SABER M200 VIGILANTE medium-range air defense radar, among other integrated solutions.

In 2020, we entered into an agreement with the Brazilian Army for the supply of two SABER M60 v2 radars to support its anti-aircraft artillery units. These radars have been timely delivered in 2022 and complemented more than 30 other SABER M60 radars delivered to the Brazilian Army in prior years. Also in 2022, we entered into an agreement with the Brazilian Army for the supply of four additional SABER M60 v2 radars.

In 2022, we signed a contract with the Brazilian Army for the development of a counter battery radar, which will count on the same knowledge and technology applied to the SABER M200 radars.

In 2022, the Brazilian Army completed the first phase of its Integrated Border Monitoring System (SISFRON) program, which largely strengthened the presence and the action of the Brazilian Armed Forces along the western borders of Mato Grosso and Mato Grosso do Sul states. Further to the development of the program, we entered into a new agreement with the same customer for the development and implementation of the second phase of the SISFRON program, which will add operational capabilities and expand the coverage of Brazilian western borders monitoring and protection system.

Principal Defense & Security Subsidiaries and Joint Ventures

Atech

Since 2013, Atech has worked in many strategic projects for the Brazilian Government, including our nuclear-electric generation laboratory (LABGENE program, which has the purpose of developing a protection and control system for the nuclear reactors) and the Brazilian air defense systems. It is also responsible for the development, implementation and modernization of the Brazilian air traffic control centers. The LABGENE program continued to advance, and completed the factory acceptance tests (FAT) in 2022, as well as the integration of the data control system (DCS). In 2022, Atech entered into new agreements with the Brazilian Air Force, and a new agreement with the Brazilian Navy to implement the Advanced System for Managing Air Traffic Information and Operational Interest Reports (Sistema Avançado de Gerenciamento de Informações de Tráfego Aéreo e Relatório de Interesse Operacional, or SAGITARIO), which is located at the Naval Air Base in São Pedro d’Aldeia. Atech also delivered the new version of the Electronic Flight Bag app (FPL BR – EFB), and completed the conceptual phase of the Urban Air Traffic Mobility system (UATM) for EVE Air Mobility.

In 2022, Atech has satisfactorily completed several relevant deployments with respect to its various products and services, including the completion of important milestones related to the F-X2 Gripen program and the Tamandaré Class Frigates Program. Also, in 2022, Atech received the Pro-Ethics Seal promoted by CGU and the Ethos Institute and was considered, for the fourth consecutive year, as a great company to work for the GPTW institute.

In 2022, Atech had also a distinct presence at Locked Shields, the world’s largest cybersecurity defense exercise, according to the NATO, and took part in the Guardião Cibernético 4.0 exercise. In the C3I systems area, Atech successfully finalized the integration tests of the command, control, communications and intelligence center in Mauritania.

Visiona Tecnologia Espacial S.A.

Embraer and Telecomunicações Brasileiras S.A., or Telebras, formed Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%. Through this joint venture, Visiona became the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), with responsibility for the system integration.

In 2022, the VCUB-1 Nano Satellite program advanced to the environmental and integration tests, the last phase before the actual launch, which is expected to take place in 2023. With respect to the remote sensing services, Visiona entered into an agreement with a non-disclosed customer that is a market leader in agricultural insurance. Visiona also won a public bid carried out by FINEP (a Brazilian Government research and innovation fund) to develop the technology of a small-size and high-resolution satellite, and will lead a group of five companies and five science & technology institutes from the main space technology hubs in Brazil.

Tempest Security Intelligence

Founded in 2000, Tempest Security Intelligence, or Tempest, is the largest cybersecurity company in Brazil, providing complete solutions for business protection in the digital world. The portfolio of products and services provided by Tempest is aligned with the framework of the National Institute of Standards and Technology (NIST), a non-regulatory government agency linked to the Technology Administration of the United States Department of Commerce. With more than 450 professionals and offices in Recife, São Paulo and London, Tempest has ensured the protection of more than 500 companies of all sizes and industries providing a portfolio with more than 70 solutions which include consulting, digital identity, managed security and integration services.

In 2020, we became the majority shareholder of Tempest, which in 2021 broke its revenue records, registering a 40% growth compared to 2020. In 2022, Tempest launched the Prospero Suite, a new integrated management platform dedicated to cybersecurity services and solutions. The platform, which was being used by 61 customers as of December 31, 2022, provides support and analysis for its users’ at all levels, including operational processes such as data management and consumption, and also strategic decisions.

In 2022, Tempest also developed the Allow-Me Bio, which is an identity monitoring tool that represents an evolution of facial biometrics that includes behavior analysis expertise. Created on the security by design concept, it guarantees security without impacting the user experience.

Águas Azuis

Founded in 2018, and awarded its first contract in 2019, Águas Azuis is a consortium between Embraer, Atech and Thyssenkrupp Marine Systems that was selected as the preferred supplier to build four new Tamandaré Class Frigates for the Brazilian Navy. In 2022, Águas Azuis started the construction of the first frigate. The program in advancing and its first delivery is scheduled for 2025.

Competition

Our military aircraft faces competition from various manufacturers in different countries in each market segment. The A-29 Super Tucano competes in the advanced training market with the Textron AT-6 (United States), L3 Harris’ SkyWard (United States), Textron Scorpion (United States), Leonardo M-345 (Italy), Aero Vodochody L-159 (Czech Republic), among others. In the flight training market, it competes with the Pilatus PC-21 (Switzerland), Textron T-6A/B (United States), Aero Vodochody L-39NG (Czech Republic), among others.

In the military transportation segment, the C-390 Millennium operates in the medium airlift segment in the 20-ton category. Its main competitor is the Lockheed Martin C-130J (United States). Due to the multi-mission design of the C-390 Millennium, including medical evacuation, search & rescue, firefighting, air-to-air refueling, transport of troops and aerial resupply, we expect specific competition in each segment: Airbus A400M and Kawasaki C-2, in the air-to-air refueling segment;, Airbus C-295 search and rescue segment, Leonardo C-27J in the passenger aircraft convertible into troop transportation aircraft segment, Ilyushin IL-76 in the firefighting aircraft segment, as well as C-130J, which is our biggest competitor in all of these categories.

In the VIP transportation segment, which comprises the aircraft that will be used by government officials and authorities, our business jets face competition from the main manufacturers of business jets, such as Textron and Gulfstream in the United States, Bombardier in Canada, and Dassault in France.

Services & Support Segment

On December 20, 2016, we announced the creation of Embraer Services & Support, a focused on services and customer support, which brings together capabilities that were previously allocated to each business segment and is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources.

Embraer Services & Support is a segment focused on providing parts, flight hour solutions, maintenance, training, and engineering products and services for Embraer operators in the Commercial, Executive, Defense & Security segments. Accompanied with OGMA, Embraer’s subsidiary in Portugal, which provides agnostic services, and Embraer CAE Training Services (ECTS). With a network of over 76 owned and authorized service centers spread around the world, contact centers dedicated to each market, and a team with more than 4,300 employees overseeing support of over 4,580 Embraer Commercial, Executive and Defense aircraft as well as other original equipment manufacturers, or OEMs, aircraft, engines and radars.

In January 2022, Embraer and AVIAN Inventory Management, LLC (“AVIAN”), together with York Aerospace Solutions III (“YAS”), as AVIAN’s sole capital partner, entered into an agreement for purchasing, marketing and distribution of spare parts of Embraer commercial and business jet aircraft. Designed to promote accessibility and speed to market, AVIAN’s distribution center will deliver unparalleled product availability to all aircraft operators and maintenance and repair stations around the world providing a one-stop, go-to access point.

In March 2022, we also announced our entrance in the air freight market with the launch of the E190F and E195F Passenger to Freight Conversions (P2F). The E-Jets freighters are designed to meet the changing demands of e-commerce and modern trade that require fast deliveries and decentralized operations. Embraer is offering the unbeatable cargo economics and flexibility that rightsized jets provide. The full freighter conversion is available for all pre-owned E190 and E195 aircraft.

We launched, in 2022, new hangars at our service center located in Sorocaba, state of São Paulo, doubling its useful area from 20,000 m² to 40,000 m². As of December 31, 2022, the Sorocaba service center had four hangars, three of which are dedicated to maintenance, repair, and component overhaul (MRO) services and one to support fixed-base operator (FBO) operations.

Our Services & Support segment accounted for 27.9%, 27.0% and 24.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, our firm orders in backlog for our Services & Support segment were US$ 2.6 billion.

Services & Support related to the Commercial Aviation Industry

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

We have a full flight simulator located at the Embraer Training Center in Johannesburg, South Africa, supporting our fleet growth in the African market.

Our MRO network includes facilities in Nashville, La Vergne, and Macon, United States, where we have Embraer Aircraft Maintenance Services, a dedicated service center for commercial aviation. We also count on Embraer Service Center in Gavião Peixoto, state of São Paulo, Brazil and OGMA (Indústria Aeronáutica de Portugal S.A), an Embraer subsidiary in Alverca, Portugal, which are dedicated to provide maintenance services to both commercial and defense customers.

Our MRO network supporting our commercial aviation aircraft fleet is also expanding with our third-party maintenance service centers. As of December 31, 2022, these centers are:

•	STAECO, in Jinan, China;

•	HNA Technik, in Tianjin, China;

•	SIA Engineering Company, in Angeles City, Philippines;

•	LOT AMS, Warszawa, Poland;

•	Aspire in Lanseria, South Africa; and

•	Kenya Airways, in Embakasi, Kenya.

We seek to maintain our leading position in the services and support market by continuing to provide the best support anytime and anywhere in the world, relying on our strong MRO network, to exceed customers’ expectations of quality, lead time, affordability, capability and global coverage.

We constantly monitor customer satisfaction levels and keep open communication channels with them to understand customer needs and define the most appropriate actions for the continuous improvement of our support. To do so, we use the following tools and forums:

•	annual customer support satisfaction survey to identify our competitive position;

•	specific action plans and commitments with each customer, known as Customer Integrated Action Plans;

•	teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;

•	periodic dedicated meetings at the customer’s headquarters;

•	Embraer Operators’ Conferences, which are held once a year and in different regions of the world, with the presence of all operators of E-Jets and E2s, as well as suppliers and partners;

•	Maintenance Cost Workshop, a yearly event held to share best maintenance practices and discuss cost reduction initiatives among operators and the Embraer team;

•	eTalks, which is a series of monthly lives created to keep customers informed and updated about different subjects related to Embraer Services & Support;

•	interactive forums for discussions in the web portal FlyEmbraer, fostering the exchange of experiences among operators and Embraer;

•	participation in international fairs related to maintenance, technology, customer relationship management and others; and

•

an internal program, Embraer Excellence in Customer Experience, which aims to address changes in the Services & Support area of the commercial aviation division, in order to elevate the performance of our Commercial Aviation segment, covering current and future market needs, with the purpose of obtaining the highest levels of customer satisfaction based on their experience in the commercial aviation industry.

Services & Support related to the Executive Aviation Industry

Our executive jets customer fleet has expanded globally and has a strong presence in major markets. Between 2008 and 2010, we added seven owned service centers to support our executive and defense aircraft in Fort Lauderdale, Florida, United States: Melbourne, Florida, United States; Mesa, Arizona, United States; Bradley, Connecticut, United States; Le Bourget, France; Gavião Peixoto and Sorocaba, São Paulo, Brazil. In 2021, our facility in Bradley, Connecticut ceased its operations, so in the end of the year we had six service centers to support our executive and defense jets fleet; including OGMA in Lisbon, Portugal, and 69 authorized service centers around the world. In addition, in order to ensure customer satisfaction, we implemented a new spare parts system and planning policy to generate synergies among business segments. Our new planning policy will further enhance stock optimization and service levels, offering customers a high availability for our spare parts items.

Services and support provided to Executive Aviation aircraft continue to be strong, mostly driven by the high volume of aftermarket aircraft transactions and the addition of new customers to our Executive Care program, which is a comprehensive airframe maintenance program carefully designed and managed by Embraer to provide a simple and predictable way for budget aircraft’s maintenance costs. We have also improved our services and support structure to enhance our customers’ experience. To measure our customers’ satisfaction, we implemented the Customer Experience Program, supported by a marketing tool that measures customer satisfaction based on the customer’s experience. The score and feedbacks received allow us to be more responsive on developing initiatives and well as predict their needs. Our Customer Care Center has a team of specialists dedicated to support all Embraer Executive Aviation and offers complete and timely assistance for their operational, technical and maintenance needs. It operates 24 hours a day, seven days a week, and is based at Embraer’s headquarters in São José dos Campos. Its priority is to minimize downtime from the customer’s first contact to final completion, by quickly and efficiently applying appropriate resources to critical needs, assuring that customers have expert assistance anywhere in the world.

Since 2014, our product support has been top ranked in industry surveys. In 2016, for the first time we were number one in both the AIN and Pro Pilot Product Support Surveys. In 2017, AIN ranked us first for product support. In 2018, we were ranked number one in the Pro Pilot Product Support Survey and number two in AIN’s Product Support Survey. In 2020, we were top ranked in Pro Pilot’s Product Support Survey 2020, in all categories of the survey. In 2021, we were ranked third place in the AIN’s Product Support Survey with Phenom, Legacy, Praetor, and Lineage jets. In Pro Pilots Product Support Survey, we were ranked first for the second consecutive year. We were ranked first in our cost of parts, tech manuals, tech reps, and service satisfaction categories. In 2022, we moved up to hold the first place in the AIN’s Product Support Survey, and second place on Pro Pilots Product Support Survey.

In 2021, our four service centers in the United States received for the eleventh time the FAA Diamond award, a certificate of excellence related to maintenance technician training. In 2022, all of our services centers in the United States received the FAA Diamond Award for the twelfth time

In 2022, we and FlightSafety International announced that FlightSafety would offer a new full-flight simulator (FFS) for the Praetor 500 and Praetor 600 jets to meet the growing demand for these models’ training. The simulator, which is the third for the Praetor 500 and Praetor 600 established by FlightSafety International, will be located in Orlando, Florida to serve the growing fleet of over 200 aircraft in the Praetor platform. These operations will begin in the second quarter of 2023.

Services & Support related to the Defense & Security Industry

The Services & Support segment provides solutions to several air forces and government entities through our comprehensive portfolio. These solutions are tailored to our customer needs and may include provision of material, training, maintenance, engineering and other aspects that will enhance fleet availability and mission readiness.

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

In 2022, Embraer Services & Support for the Defense Market also achieved important milestones, as the second phase of the SISFRON program, which started in the first quarter of 2022.

During the same year, new temporary support contracts were signed with the Brazilian Federal Police for two E175s and with SATENA, which represented new revenue to Embraer Services & Support. New agreements also include sustainment engineering (aircraft support and maintenance); pilot training; M60 radars on demand and technical representative contract for the Legacy 500 fleet.

Also in 2022, the Services & Support team supported the preparation for entry into service of the C-390 fleet of the Portuguese Air Force and the Hungarian Defense Force and the operation of 100% of the Super Tucano fleet in the Philippines. In training, the team assisted in the first and successful operation of the KC-390 to airdrop cargo supplies at the Brazilian Research Base in Antarctica, in addition to completing pilot training in the Turkmen Air.

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

In 2021, OGMA had major achievements such as: Pratt & Whitney signed agreement for PW GTF Engines, the Rolls-Royce AE 2100 Program: Delivery of the 1st Nacelle within the contracted TAT, and an agreement for OGMA Aeronautical Academy. Also, featured in Aerospace & Defense Review, OGMA has been ranked as one of the “Top 10 MRO Service Companies in Europe 2021.”

In 2022, OGMA delivered the last F-16 to the Royal Netherlands Air Force Royal Netherlands Air Force (RNLAF); the second ERJ-175 for the Brazilian Federal Police; and also delivered C-130 for the Portuguese Air Force.

OGMA has also achieved two important market recognitions, being ranked as one of the “Top 10 MRO Service Companies in Europe in 2022”by Aerospace & Defense Review. OGMA was also named as one of the best places to work, ranking first in the aviation industry, according to the employer branding study developed by Randstad Portugal.

We also have highlights such as the celebration of the delivery of the 100th Rolls-Royce AE 1107C engine, the implementation of the Safety Management System (SMS) in the organization and the Military Design Organization Approval (MDOA) certification granted to the company that gives it authority to design changes / repairs to military aircraft under AAN supervision.

OGMA reached a historic milestone by becoming the first Authorized Maintenance Center certified by the Portuguese Aeronautical Authority to carry out heavy maintenance of commercial aircraft of the Embraer E-Jets E2 family in Europe, Middle East and Africa (EMEA).

Other Segments

We provide fuel systems, structural parts, and mechanical and hydraulic systems to Sikorsky Aircraft Corporation, a Lockheed Martin Company, for its production of helicopters. We also manufacture general aviation propeller aircraft, also known as light aircraft, such as crop dusters.

We provide Sikorsky Corporation with the development and manufacture of landing gear, fuel systems and fuel tanks for the S-92 and H-92 Helibus helicopters. We also have Ipanema in our Other segments pipeline, which is a crop duster aircraft developed pursuant to the specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. As of December 31, 2022, we have delivered a total of 1,541 of these aircraft, including 55 in 2022.

Our Other segments also include services related to the development and certification of eVTOLs, including the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (urban air mobility, or UAM business). The operating income (expenses) presented in our Other segments refers substantially to expenses incurred in the business combination with Zanite. For more information, see Note 12.3 to our 2022 audited consolidated financial statements.

Our Other segments accounted for 0.8%, 0.6% and 0.3% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

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

In 2022, Embraer Netherlands successfully sold and delivered one aircraft, for a total amount of US$ 24.5 million, as compared to three aircraft delivered in 2021 for a total amount of US$ 8.6 million and two aircraft delivered in 2020, for a total amount of US$6.5 million. Since ECC was established in 2002 through December 31, 2022, this business segment handled 267 aircraft, of which none is available or under sale negotiations.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets mainly in the 70 to 150-seat category.

Markets

The following table sets forth our revenues by segment and geographic region of end users for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(in US$ millions)
Commercial Aviation
North America	1,234.7	687.6	858.4
Latin America (except Brazil)	—	—	0.4
Asia Pacific	—	3.3	4.8

	Year ended December 31,
	2022	2021	2020
	(in US$ millions)
Brazil	2.4	1.8	3.0
Europe	234.9	494.5	215.4
Others	71.9	129.2	32.4

Total	1,543.9	1,316.4	1,114.4

Executive Aviation
North America	914.1	807.2	1,054.4
Latin America (except Brazil)	20.0	4.1	—
Asia Pacific	—	27.6	—
Brazil	87.8	62.1	—
Europe	212.6	229.1	17. 1
Others	9.9	—	—

Total	1,244.4	1,130.1	1,071.5

Defense & Security
North America	2.9	58.1	108.8
Latin America (except Brazil)	1.4	3.0	49.2
Asia Pacific	3.6	80.8	81.6
Brazil	245.1	285.8	297.6
Europe	194.1	158.7	108.4
Others	0.5	8.0	8.3

Total	447.6	594.4	653.9

Services & Support
North America	706.0	614.0	509.7
Latin America (except Brazil)	31.6	30.7	26.4
Asia Pacific	97.3	97.9	75.2
Brazil	132.2	106.1	72.3
Europe	242.8	234.4	203.1
Others	56.9	49.1	33.3

Total	1,266.8	1,132.2	920.0

Other Segments
North America	—	1.3	1.2
Brazil	37.7	22.8	10.1

Total	37.7	24.1	11.3

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2022, 74.9% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft.

In our Commercial Aviation, Executive Aviation and Defense & Security segments, we rely on risk-sharing partners to supply vital components of our aircraft. We select suppliers on the basis of, among other factors, technical performance and quality of their products, production capacity, prior relationship and financial competitiveness. We have had continuing relationships with most of our major suppliers since production of the Bandeirante aircraft began in 1975.

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

As a result of the conflict between Russia and Ukraine, inflation levels have raised and energy prices have also increased, mainly in Europe due to impact in the supply and gas prices. The conflict also had the effect of increasing costs of labor and caused a global shortage of components, affecting our supply chain cycle in 2022.

As soon as the conflict began, we suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which we are subject. Russia is one of the largest titanium suppliers in the world, and titanium is a key element for the aircraft manufacturing process. Although there is no concern over the availability of titanium in our supply chain, considering our current inventory position and the existing alternative sources in other countries, we will continue to monitor our supply chain in order to identify any potential constraints.

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

When the E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 29% market share of the deliveries in the up to 150 seats jet segment from 2004 to 2022, according to Cirium. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

The E-Jets E2 project is an important example of our commitment to keep our market leadership in the segment. The state-of-the-art technology applied to the engines, wings, and avionics make the E2 family a highly efficient tool for airlines. The E2 represents a new level of aerodynamic efficiency, as applied to the wing with one of the highest aspect ratios of the industry and advanced wing shape. The E2 also has improved systems and avionics, including fourth generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). These improvements result in double-digit reductions of fuel burn, emissions, noise and maintenance costs. Cockpit commonality with the current generation of E-Jets is a key driver in the design of the E-Jets E2, in order to enable a smooth transition for the E-Jets pilots. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays and advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck. E-Jets E2 has the additional objective of increasing revenue opportunities, as the family is designed to provide better aircraft availability and to increase ancillary revenue for operators.

Known for its comfortable and roomy cabins, with no middle seats, the E-Jets passenger experience is further enhanced in the E2 generation. The U.K. design firm Priestmangoode was contracted to develop the aircraft cabin jointly with Embraer. The interiors establish a new benchmark in cabin design, improve the passenger experience, and deliver a more comfortable and improved environment tailored to passengers’ needs, while maximizing airlines’ operational efficiency.

Other suppliers and partners for the E-Jets E2 include: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Collins Aerospace (formerly Rockwell Collins) (horizontal stabilizer control system), Collins Aerospace (formerly UTC Aerospace Systems)(wheels, brakes, APU, electrical system), Safran AeroSystem (formerly Intertechnique), (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), ASTK (formerly Triumph) (fuselage segments, rudder and elevators) and Aernnova Aerospace (vertical and horizontal stabilizers).

Parker-Meggitt (formerly Meggitt) designs and produces a redone high-performance assembly for in-flight connectivity, while KID-Systeme provides the SKYfi Club, a wireless streaming onboard platform.

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

Defense & Security

With respect to our Defense & Security segment, we established business arrangements with various entities for the supply of parts. One example is our partnership with ELTA Systems, a subsidiary of the Israel Aerospace Industries (IAI), announced in 2019 for the launch of the P600 AEW&C. With respect to the C-390 Millennium, we have a partnership with Raytheon Technologies, responsible for various aircraft parts, including the engines and the avionics system, with Rheinmetall, our preferred supplier for simulators and training devices; and with BAE Systems to explore C-390 opportunities in the Middle-East. For the A-29 Super Tucano, we have a partnership with Elbit Systems, which is a strategic and relevant supplier of core electronic components, and a partnership with Sierra Nevada Corporation (SNC) for sales of the A-29 Super Tucano through the United States FMS (Foreign Military Sales) program.

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

In 2021, we announced new long-term goals in ESG. Efforts have been intensified to direct the business towards low-carbon aviation and a fairer, more inclusive and diverse society, especially in the communities where the company operates. Some of our long-term ESG commitments are: (i) achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies, (ii) develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies; (iii) launch “eVTOL” aircraft with zero emission by 2026; and (iv) leverage diversity in the hiring of gateway programs, in leadership positions and in the aeronautical specialization program maintained by us. Achievement of these targets involves several risks. For more information, see “Item 3—D. Risk Factors—We may not be able to achieve our carbon emission targets or make progress in other environmental, social and governance initiatives.” For further information on our ESG practices, please see our sustainability annual report, available at our investor relations website, which is not incorporated by reference in this annual report.

In 2022, we worked to further develop our ESG agenda in all aspects, as described below.

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

In 2022, we carried out important actions to meet our decarbonization goals. In May 2022, we entered into an electricity purchase agreement with the purpose of having 100% of the electricity purchased by our units in Brazil coming from renewable sources beginning in 2024. In addition, we invested in initiatives to reduce the consumption of fossil fuels, such as the installation of solar panels at the Gavião Peixoto unit and the installation of photovoltaic panels at our subsidiary ELEB Equipamentos Ltda.

In 2022, we also continued to pursue our SAF acquisition strategy, which is concentrated in our unit in Melbourne, United States. We are also directly involved in several initiatives and partnerships for research and development of the SAF chain in Brazil and worldwide. These include the Sustainable Aviation Fuel Users Group (SAFUG), the Initiative for Alternative Fuels for Commercial Aviation (CAAFI), participation in the Brazilian consortium BioValue (in partnership with the European consortium BECOOL, within the scope of the Horizon 2020 program of the European Commission) which is developing biomass and new technologies for sustainable advanced fuels, including for aviation. In addition to these actions, in strategic partnerships with other players in the chain, we funded Brazilian institutions to carry out technical research studies to identify the direct and indirect impact of the production of sustainable aviation fuels in Brazil.

We have also been proactively working on our products and services, with the goal of fulfilling the long-term objectives assumed by the aerospace sector. In the E-Jets E2 family of jets, we have evolved in the aerodynamic and system optimization that made it possible to reduce the aircraft’s fuel consumption by 5%. We used unprecedented solutions in the single aisle market, such as the use of the fly-by-wire system to reduce critical flight loads, allowing to reduce the weight of the aircraft in addition to other aerodynamic cleaning. Due to this extensive work, the E190-E2, which is the first aircraft of the new generation to come into service, had a 17% reduction in fuel consumption and emissions when compared to the first generation. In June 2022, we had the first flight on an E195-E2 aircraft using 100% renewable SAF, in partnership with the engine manufacturer Pratt & Whitney. The test proved that the Pratt & Whitney’s GTFTM engines and the E-Jets E2 family can fly with both engines at up to 100% SAF, without compromising safety or performance.

In addition to our new generation of commercial aircraft, we are developing a new concept of turboprop aircraft. Focused on the short-distance segment, up to 150 seats, the new turboprop will have its development directed to be the most economical solution for short distance operators. We intend to create it in order to be 100% compatible with sustainable aviation fuels and will facilitate its integration with future hydrogen propulsion technologies. Sustainability-oriented, the new turboprop, compared to the current turboprop in operation, will show a 15% reduction in CO2 emissions.

We also announced a family of concept aircraft, the “Energia Family,” composed of four aircraft of varying sizes that incorporate different layout, energy sources and propulsion technologies – electricity, hydrogen fuel cell, dual-fuel gas turbine and hybrid-electric. This family explores a range of sustainable concepts to carry up to 50 passengers and seeks to reduce carbon emissions by 50% from 2030 – a key step towards the goal of being carbon neutral by 2050.

The electric demonstrator is another initiative on our journey towards a future of zero carbon emissions and, in 2021, the project reached a new phase with the beginning of the flight-testing campaign. Developed specifically to evaluate new technologies and solutions that enable 100% electric and more sustainable aeronautical propulsion, the demonstrator performs tests at the Embraer unit in Gavião Peixoto, in the interior of São Paulo. This technological cooperation project used a Weg electric powertrain system and a set of EDP funded batteries that were integrated into an EMB-203 Ipanema, an aircraft that is part of Embraer’s history and became in 2004 the first airplane in the world certified and mass- produced to fly with a renewable fuel source (ethanol). The results of the Electrical Demonstrator allow Embraer to use the knowledge acquired for the application of innovative electrification technologies in the development of new products aligned with the continuous search for a sustainable future.

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

Our goal is to have diverse teams that are representative of all people. In 2022, we developed several actions related to diversity, equity and inclusion, such as: (i) diversity hiring in the selection processes on the entry level programs; (ii) diversity training for our employees in leadership positions and all our staff; (iii) educational initiatives (conversation circles and discussions) on topics related to diversity, equity and inclusion; (iv) application of diversity mapping at EMEA and OGMA, taking into account the particularities of the laws of each jurisdiction; (v) actions to support LGBTQIA+ minorities, such as the development of a project to implement neutral restrooms and social identification for transgender employees, and (vi) career mentoring programs focused on minority groups. Also in 2022, we sponsored the Women in Aviation International Conference 2022, the 1st International Congress of Women in STEAM, and the 34th Annual Conference of the International Aviation Women’s Association (IAWA).

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

Embraer Internship Program. The program was structured focused on developing a better experience for candidates and managers, and on the retention of new talents. The program has consistently used artificial intelligence in the recruitment and selection process since 2018, in order to assist in the hiring process with the transformative behavioral profile. We gained agility and were also able to offer the response to candidates in a shorter amount of time. In 2022, 388 new interns joined our internship program.

Young Apprentice Program. One of our practical initiatives for the constant improvement and responsible insertion of teenagers in the marketplace is the Young Apprentice Program. Through this program, we help young people through learning to develop their ability for entry and maintenance in the labor market. The actions aim at developing their autonomy, favoring the search for improved quality of life, decision-making, the construction of healthy affective relationships, and the recognition of themselves as active and participant individuals within their social group. In 2022, approximately 200 apprentices participated in the program in the cities of São José dos Campos, Taubaté and Gavião Peixoto.

Engineering Specialization Program (PEE). In the context of fostering training and development, in 2021 we invested approximately R$5.0 million in this large training initiative. Through the PEE, carried out in partnership with the Instituto Tecnológico de Aeronáutica (ITA), we offer the title of professional master in aeronautical engineering to selected participants who are interested in working in the aviation segment. The classes are taught by professionals of Embraer and teachers of ITA and the students have the possibility to be admitted by Embraer after the completion of the course. In 2022, 61 engineers joined the program.

Software Specialization Program (PES). Founded in 2022, our Software Specialization Program, or PES, is a post-graduate specialization in Embedded Software and Data Science, carried out in partnership with the Federal University of Pernambuco (UFPE). Courses are taught by UFPE professors and with the participation of Embraer professionals. Upon completion of the degree, students have the possibility of being employed by Embraer. In December 2022, the class was completed with the approval of 35 professionals, 33 of whom were hired by Embraer.

Engineering Acceleration Program (ACE). The ACE program aims to train employees with up to 12 months in the company and new hired in 34 courses divided into the pillars of Aeronautical Culture & Business, Manual of Excellence Engineering and DIP, Technical Concepts, Procedures and Tools Engineering and Soft Skills, with 100% of the training provided by Embraer specialist multipliers, within a period of 12 days. The program had its first class of 35 employees graduated in 2022.

Manufacturing Engineering Training Program (PCEM). The PCEM program was created with the purpose of diagnosing and developing skills required by the industry. Launched in August 2022, the program had more than 70 professionals involved in the structuring of the program, which took approximately 500 hours, and in the elaboration of its contents, which took approximately 2,000 hours. In 2022, we had 50 defined courses, 34 classes, and 887 engineers, analysts and technicians as participants. The program aims to develop soft and hard skills of the participants and is carried out in two phases, the first of which being a general conceptual phase and the second focusing on the future of manufacturing and practical skills for process evolution, practices and mindset of digital transformation.

Embraer on the Diversity Route Program. Carried out in partnership with educational institutions in the cities of São José dos Campos and Araraquara, the program focuses on the training of people with disabilities, offering theoretical training and practical training within Embraer and the allocation is carried out according to the profile of the vacancies. The program has contributed to increasing the employability of people with disabilities. Since its launch in 2019, approximately 100 people have been trained and many have pursued careers in various areas within Embraer such as Production, Quality, Engineering, Logistics and Administrative departments.

Social Tech Program. In 2021, in order to increase the opportunities to qualify workforce for technology and digital transformation, we launched this program in partnership with EdTechs, aimed at supporting technology careers for minority groups in Brazil. The purpose of the program is to promote professional qualification for 1,500 people from minority groups by 2025. Each representative group in the program follows the bootcamp methodology for immersive and accelerated training, in which participants attend technology courses and deal with challenges and project execution. Since its launch, Social Tech already had more than 1,400 students.

Professional Development

Since 2020, we have been reinforcing the people cycle concept, which covers the creation and monitoring of goals, going through the performance evaluation process, quarterly performance monitoring, and development and talent review.

Our performance evaluation process focuses on a culture of high performance and development, opening space for structured and evolutionary feedback and recognizing the deliveries and behaviors of employees in the previous year. The process has three steps: 1) Performance Matrix: with the purpose of evaluating the results and behaviors of employees and position them in the performance matrix; 2) Calibration: with the purpose of meeting with other leaders and calibrate the evaluation of the teams; 3) Performance Conversation: with the purpose of providing feedback to the evaluated employee and inform their final position in the performance matrix.

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

We also continue to invest in the development of online courses, to feed our internal catalog, providing knowledge quickly and effectively to all our units in the world. In 2022, we developed 34 online courses to meet new business competencies, in several languages and with the possibility of taking them through mobile devices. Currently, 70% of our employees that participate in our courses prefer to do it online.

In 2022, we recorded about 660,000 hours of training and invested approximately R$6.9 million in development actions. We work with external and internal partners in our programs, and 85% of our training is carried out internally, with about 1,200 knowledge partners. This group is formed by our collaborators, who carry out the elaboration, development, review and instruction of the content, encouraging learning and stimulating the dissemination of knowledge.

Strengthening our EMpower learning ecosystem, we continue with the strategy of building the academies, aligned with our strategic objectives, and supported by an active and permanent learning process. As of December 31, 2022, we had the following academies:

Leadership Academy: covers the entire leadership lifecycle, from onboarding to training and development actions in the long term in order to enable the implementation of the corporate strategy. In 2022, we maintained the focus of leadership development in five pillars (Business, People Cycle, Diversity, Future of Work and Culture) and offered programs focused on hybrid management, cultural evolution, lean leadership, performance and potential, labor relations, among other topics. In total, within the Leadership Academy, we had more than 13,000 participations, totaling approximately 30,000 hours of training dedicated to leadership development.

Corporate Academy: reinforcing our commitment to be a company recognized for ethics and compliance, in 2021, we continued to provide online training for our Code of Ethics. The contents were made available globally and are part of the mandatory training route for all employees.

Within the Corporate Academy, a soft skills program was also developed, with the purpose of training our employees based on the behavioral skills necessary to meet our business and strategy needs. In 2022, our employees participated in courses on Occupational Safety, Business Planning, Performance Assessment, Data Protection, Coronavirus Prevention and Corporate Intellectual Property Policy, totaling approximately 6,000 hours of training.

Engineering Academy: in order to strengthen the aeronautical culture, the training of engineers, technicians and engineering professionals and establish a systemic view of the product, we offer development solutions aligned with the business strategy. In 2022, the Engineering Academy restructured its training program, counting on several specialists as contributors, with the purpose of educating its participants in soft skills, business management and product development.

Operations Academy: this academy has the Qualification Program, aimed at employees who work in the manufacture of aircraft. In 2022, there were 47,000 participations in our qualification courses, totaling 182,000 hours of training.

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

In 2022, maintenance audits of NBR ISO 14001 and transition to ISO 45001 were carried out in the units of Gavião Peixoto, Botucatu, EDE, Taubaté, Eugênio de Melo and São José dos Campos. All these sites were approved with zero non-compliance.

Business Academy: considering our strategic planning, and the purpose of boosting our sales through our business segments, in 2022, we focused on building the VSS Materials Solution Academy, in order to assess the main competencies and skills necessary in the process to direct training and development priorities. While the Business Academy is still under construction, some training identified in this assessment has already been carried out, such as: Storytelling, Presenter Communication (oratory), Visual Communication / Slides, Negotiation, Decision Making, Onboarding, as well as specific technical training.

Supply Chain Academy. The Supply Chain Academy was created with the purpose of training supply chain management concepts and best practices, in addition to promote the necessary transformation of processes in pursuit of excellence. The Supply Chain Academy was launched in October 2021 and started to offer courses in 2022, in addition to soft and hard skills development programs. In 2022 we had approximately 60 classes, with more than 1,200 participations and about 190 hours of learning.

Procurement Academy. The purpose of the Procurement Academy is to guarantee the training of procurement professionals based on the skills required for each function to meet our business and strategy needs. The Procurement Academy covers 27 development themes, has had approximately 3,600 participations and over 11,500 hours of training.

Lean Academy. The Lean Academy is one of the pioneering and cross academies for all areas of the company. It was first known as the P3E (Business Excellence Program) training program, and was founded with the purpose of promoting organizational learning and dissemination of the Lean philosophy, which is part of the cultural basis of our strategic plan. The trails of this academy involve all professional categories and aim to make Lean knowledge always available and accessible “Lean for All”. In 2022, we offered training in Lean practical learning rooms, called the “Dojos.” In 2022, we created two important programs using Dojo rooms, the Lean Leadership program and the Lean Attitudes for Trainers program. We currently have nine Dojo rooms serving units in Brazil and abroad. In 2022, the Lean Academy offered more than 60 courses and approximately 800 hours of training, involving more than 450 participant groups, and approximately 30,000 individual participations. In 2022, Lean was the second most researched skill at Empower.

Culture and Diversity Academy. Through what we call our Culture and Diversity Academy, we developed the concept of the journey “Culture Flight” and launched our first training on culture and diversity, for all employees in Brazil, USA, EMEA and Asia. In addition, we carried out sessions of psychological safety training for operations leaders, as well as conversation circles with leaders and our operations teams in Botucatu to discuss concepts and experienced situations of diversity, equity and inclusion.

Knowledge Partners Program: We encourage employees to share their skills in order to perpetuate knowledge. Due to the constant search of our employees for knowledge, innovation and technology, we reformulated the Knowledge Partners Program so that the training of instructors is now conducted by Embraer professionals, reducing the need of suppliers, which increased quality and decreased costs associated with the program.

To support the quality of the didactics of internal instructors and meet the new education trends, we developed the Virtual Facilitator Training, with the purpose of accelerating the online development of new and essential distance facilitation skills that make a difference in the development of people and in our results.

Language Program: We have adopted a professional development policy in focused on business language skills, seeking more robust, concentrated and effective ways to ensure the availability of qualified resources to meet the strategic business objectives of each area. In 2022, we started a new partnership with Lingopass, providing a more digital study method and supporting student engagement. We adapted the classroom classes for online and live classes, maintaining the quality of content and teaching. In 2022, we had the participation of more than 350 students.

Education Incentive Program. Launched in 2022, the Education Incentive Program aims to promote the recognition and development of employees, through grants for postgraduate courses, MBA degrees, master’s, doctorate and post-doctorate degrees, taking into account our strategy and business needs.

Future of Work Project: in March 2020, we were affected by the pandemic and had to adapt to the new reality with the purpose of preserving the health and well-being of our employees. We quickly adapted to the remote work format because we already had tools to support this work model. In September, we officially started the global Future of Work project in order to identify, analyze and structure actions and processes for this new remote work format. We formed a multidisciplinary team with approximately 50 employees, representing the main areas of Embraer.

In 2022, based on studies and analysis on the subject, we implemented new work models, namely: (i) on-site model (comprised of five days of physical attendance), (ii) hybrid model (comprised of up to two days of on-site work and remote work), and (iii) 100% remote work.

Occupational Safety

We seek excellence in our occupational health and safety performance, a topic considered a priority for Embraer. To this end, we promote educational and preventive actions in a continuous manner and directed by the Environment, Health and Safety at work (MASS) policy of global scope, which is a guideline for setting goals linked to our business excellence criteria.

The management model adopted in the Embraer Business Excellence Program - P3E uses the concept of Safety, Quality, Delivery and Cost (SQDC), aiming at the standardization and optimization of our operational and cost indicators. In addition to the criteria of business excellence, we have maintained international certifications in its largest manufacturing units for 20 years.

In 2022, the Brazil units successfully achieved the certification of ISO 45001, ensuring the implementation of all the tools provided for in this requirement. We have been working on the creation of important corporate programs that aim at preventive behavior in its operations, in order to record potential situations on a daily basis, directing the dealings quickly and assigning responsibilities among all involved. A consistent policy coupled with the assurance of a robust management system and programs with a focus on preventive has brought results compared to the most recognized global parameters.

Social Projects

For us, promoting social inclusion is key to building a fairer and more sustainable society. Over the years, we have developed several social programs to help develop the communities where we operate.

Embraer Institute of Education and Research

The Embraer Institute of Education and Research - IEEP consolidates the private social investment made by us in Brazil. The IEEP initiatives seek to engage communities, schools and Embraer employees in actions aimed at education. In 2022, our social investment was approximately R$20 million, destined to programs developed in the regions in which we have activities in Brazil.

Among the IEEP projects, the Embraer Colleges serve low-income students and graduates from the public school system, according to established socioeconomic criteria. The model offers the three grades of high school full-time and, in 20 years of existence, became a reference in education, with high rates of approval in entrance exams of public and private universities. In total, more than 4,700 students have already been trained in the two units of São José dos Campos and Botucatu, in São Paulo. From 2019, in order to ensure the long-term sustainability of the project, the Colleges also opened the doors for paying students, allocating 20% of the vacancies to them.

In order to contribute to the continuity of the studies of low-income youth, the IEEP created in 2005 the Scholarship Fund program, aimed at former students at the Colleges with excellent school performance, financial limitations and who have been approved in public or private universities with total exemption from tuition. In 2022, the Scholarship Fund benefited 21 university students.

The IEEP also works directly with local communities, funding educational projects proposed by civil society organizations. The initiatives are guided by the agenda of the United Nations Sustainable Development Goals (SDGs). In 2022, we launched the first edition of the Diverse Science Program, with the purpose of bringing the teaching of Science, Technology, Engineering and Mathematics (STEM) to minority groups. In this first edition, two projects focused on teaching STEM to girls up to 18 years old were selected. Since 2004, more than 190 educational projects have been supported. In turn, through the Embraer Historical Center, created in 2006, the IEEP rescues, preserves and disseminates the memory of the aeronautical industry in Brazil – a topic that is the object of study inside and outside the country.

The Embraer Institute also coordinates programs to promote the culture of volunteering through the Wings of Good platform, an online portal that allows the relationship between Civil Society Organizations and Embraer Employees who wish to become volunteers. In 2022, there were more than 800 volunteer posts occupied in Brazil and more than 3000 people impacted by the actions carried out.

Embraer Foundation

In order to consolidate our corporate social responsibility strategy in the United States, we created in 2016 the Embraer Foundation, a sister organization of the Embraer Institute, whose operations are guided by three fronts: volunteering, social and environmental partnerships and entrepreneurship. The pillars are aligned with our global social responsibility strategy and respect the particularities of social investment in the United States. In 2022, more than 400 volunteers engaged in the social activities promoted by the Embraer Foundation, totaling about 3,300 hours. In the partnership pillar, 40 organizations received support from the Embraer Foundation to carry out projects, in the same way as the Social Partnership Program of the Embraer Institute in Brazil.

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

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is mainly due to a traditionally higher number of deliveries in the fourth quarter, particularly in our Executive Aviation segment, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter generally constitute at least 35% to 45% of annual deliveries in our Executive Aviation segment, and we expect this trend to continue.

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

D.	Property, Plants and Equipment

For information on our property, plant and equipment, see Note 14 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

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

In 2022, we entered into an agreement with Toyota do Brasil to embrace Toyota Production System (TPS) principles and concepts in its industrial operations. The program aims to eliminate waste, obtain operational efficiency, and increase value generation for stakeholders. During the first phase of this project, carried out throughout the second half of 2022, a team of TPS specialists from Toyota do Brazil has immersed into our daily work to evaluate and suggest improvements for our manufacturing area at the Ozires Silva Unit, located in São José dos Campos, Brazil.

We have the flexibility to increase or decrease production as a response to changing demand.

Commercial Aviation

In July 2009, in line with our initiatives to improve production efficiency pursuant to the Business Efficiency Strategy (Frente Eficiência Empresarial), we converted the final assembly for the E-Jets E1 family to a line concept in São José dos Campos, which resulted in a significant reduction in the cycle of production time. In 2015, we started the prototype production for the new E-Jets E2 family of jets, with the first delivery and production certification in 2018. We have production facilities for commercial aviation aircraft in São José dos Campos, State of São Paulo, Brazil.

Executive Aviation

Executive Aviation aircraft are currently produced in Melbourne, Florida in the United States and Gavião Peixoto, State of São Paulo, Brazil. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450/500 in this facility, to improve our production capacity. We have been increasing the number of executive jets produced in Melbourne since 2016. Executive Jets has been manufactured in Gavião Peixoto facility since 2020.

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

We have a final assembly facility in Jacksonville, Florida for Defense & Security where we initiated the final assembly line for the A-29 Super Tucano for the United States Air Force’s LAS Program in 2013.

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

Other Segments

We manufacture aerospace systems and components at our subsidiary ELEB Equipamentos Ltda., or ELEB, which is one of our productive subsidiary located in São José dos Campos, and its main products are structural parts, landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

In Botucatu, state of São Paulo, Brazil, we produce the Ipanema, a crop duster aircraft developed pursuant to specifications of the Brazilian Ministry of Agriculture.

Production in our Subsidiaries

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

On November 11, 2021, our board of directors approved the sale of the equity interest of two subsidiaries of Embraer, namely, Embraer Portugal Estruturas Metálicas S.A., or EEM, and Embraer Portugal Estruturas em Compósitos S.A., or EEC, to Aernnova Aerospace, SAU, or Aernnova. EEM and EEC are responsible for operating our two facilities in Évora, Portugal, which are used for the manufacture and assembly of metallic components and composite material components. The binding agreement for the sale, which was valued at US$175.0 million, was entered into on January 11, 2022 and closed on May 2, 2022.

Environmental Matters

We have all material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2022, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, health and safety management systems have been progressively implemented across our manufacturing sites, with around 81% of our employees operating under an ISO 14001 and ISO 45001.

Since 2009, we have carried out our greenhouse gas (“GHG”) emissions inventory in accordance with ISO 14064 Part I. As of 2020, we have increased the coverage of GHG emissions data, and in 2022 our GHG emissions inventory included 15 facilities, representing approximately 93% of coverage.

Work procedures and instructions are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage, and we perform studies of environmental aspects and impacts and we implement actions to eliminate, reduce or control them, including infrastructure works.

We established a corporate procedure for performing environmental diagnoses and detailed investigations for finding the presence of contaminants in soil and water due to past activities. This procedure is applied to the relevant areas where Embraer has production and/or maintenance facilities, as well as to new relevant areas being acquired. The diagnosis results are periodically reported and monitored by the internal Risk Department, also reported to the CCRA (Committee for Environmental Risk and Control), our board and shareholders.

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

We are committed to Brazilian and international legislations as well as our customers’ requirements. Our suppliers must also ensure that the environmental requirements will be followed through its upstream supply chain. Accordingly, our suppliers and their supply chain must comply with applicable environmental legislations, such as European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation (EC) No 1907/2006, TSCA (Toxic Substances Control Act), SCIP (Substances of Concern In articles as such or in complex objects (Products), established under the Waste Framework Directive (WFD)) and any other relevant rules that may affect our products.

The REACH regulation aims to improve the protection of human health and the environment through more strict regulation of chemicals. The regulation establishes progressive withdrawal of some of the substances considered of very high concern for human health and the environment. As of December 31, 2022, we have not suffered any penalties in connection with REACH.

To ensure compliance with REACH requirements and the SCIP database, we have developed a system that allows our engineering team to register substances present in raw materials and articles. We have filled up this system with the substances that are present in mixtures or articles that release substances and are working with our suppliers to collect information on substances, especially SVHC (Substances of Very High Concern) that are present in parts acquired by us.

Our commitments to environmental sustainability and compliance with regulations is further reflected in its adherence to the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). This internationally recognized system establishes harmonized criteria for the classification and labeling of substances and compounds with respect to physical, health, and environmental hazards. By complying with the GHS, we ensure that our products are manufactured, handled, and transported in a safe and environmentally responsible manner.

Our dedication to developing advanced, innovative environmental solutions for our products is reflected in our membership in the International Aerospace Environmental Group (IAEG), as one of the twelve founding members, formed to address the complexity of the regulations on health and environment, impacting the Aerospace Industry and our supply chain and customers, and also as an associate company at the Aircraft Fleet Recycling Association (AFRA), the leading global organization for developing and promoting the safe and sustainable management of circularity of components and aircraft end-of-life.

Our commitment to responsible manufacturing practices and our goal to minimize the environmental impact of our products is evident in our historic disruption in the use of hazardous materials. We are actively promoting waste reduction during aircraft maintenance and operations by using LED lamps, which are free of mercury and have a longer lifespan than fluorescent bulbs, and by reducing the usage of hazardous materials like Hexavalent Chromium and Cadmium, which we believe not only serves as an important step towards reducing the environmental impact of our products, but also sets a high bar for other companies to follow.

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

This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report. The purpose of this discussion is to provide management’s explanation of factors that have materially affected our financial condition and results of operations for the historical periods covered by the financial statements, and management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations for future periods.

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

Restatement of Eve Holding’s and our Financial Statements

As disclosed on our current report on form 6-K, filed on November 11, 2022, Eve Holding reviewed its accounting for certain warrants that were issued and became exercisable at the closing of the Business Combination Agreement on May 9, 2022, as well as for certain related transaction costs and listing expenses.

As a result, and as disclosed by Eve Holding in its current report on form 8-K/A filed on December 7, 2022, Eve Holding restated (i) the audited combined financial statements of the Urban Air Mobility Business of Embraer S.A as of December 31, 2021 and 2020 and for each of three years in the period ended December 31, 2021, (ii) the unaudited condensed consolidated financial statements of EVE UAM, LLC as of March 31, 2022, and for the three months ended March 31, 2022 and 2021, (iii) the unaudited pro forma condensed consolidated financial information and (iv) management’s discussion and analysis of financial condition and results of operations filed therewith.

After assessing, together with our independent registered accounting firm, the impacts of Eve Holding’s adjustments on Embraer’s unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2022, which were prepared in accordance with accounting practices adopted in Brazil and IFRS (“Embraer’s Second Quarter Results”), we restated Embraer’s Second Quarter Results to recognize the following non-cash expenses: (i) with respect to warrants, we recognized a non-cash impact of US$76 million in net results, resulting from a recording of US$142 million in other operating expenses and US$66 million of fair value in financial income; (ii) US$136 million in other operating expenses related to listing expenses, and (iii) US$15 million in equity to other operating expenses, related to the reclassification of transaction costs (of the Business Combination).

As a result, our audited consolidated financial statements as of and for the year ended December 31, 2022 reflect the restatement of Embraer’s Second Quarter Results.

Closing of the Business Combination with Zanite

As disclosed to the market on our current report on form 6-K, filed on May 9, 2022, the previously announced Business Combination between Eve and Zanite was completed on that date.

In connection with the closing of the Business Combination, our subsidiary Embraer Aircraft Holding, Inc., or EAH, contributed all of the Eve limited liability company interests held by it to Zanite in exchange for 220 million shares of Zanite common stock and Zanite changed its corporate name to Eve Holding, Inc. (“Eve Holding”). EAH also completed a cash investment of US$185 million into Eve Holding substantially concurrently with the closing in exchange for an additional 18.5 million shares of Eve common stock. Eve Holding’s common stock and public warrants were then listed on the New York Stock Exchange under the tickers “EVEX” and “EVEXW”, respectively.

As of the date of this annual report, EAH holds 238.5 million shares of Eve Holding’s common stock, representing approximately 90% of the outstanding shares of Eve Holding common stock. The remaining shares of common stock are currently owned by public stockholders, including the sponsor and certain third-party investors who entered into subscription agreements to purchase shares of common stock at the closing of the Business Combination. Further, the previously announced agreements entered into by Embraer in connection with the Business Combination to provide products, inputs, and services to Eve continue to remain in full force and effect.

Sale of two Embraer subsidiaries in Portugal

On May 2, 2022, the sale of two of our subsidiaries, namely, Embraer Portugal Estruturas Metálicas S.A., or EEM, and Embraer Portugal Estruturas em Compósitos S.A., or EEC, to Aernnova Aerospace, SAU, or Aernnova, was concluded.

The transaction is an integral part of our assets optimization strategy, which aims at maximizing facilities use and increase profitability. We and Aernnova entered into a purchase and supply agreement, which became effective as of the closing of the transaction, for the continuous supply of metallic and composite components at fixed prices.

The transaction was valued at the final adjusted price of US$ 175.0 million and resulted in a cash inflow of US$158.2 million recorded as investing activities in our statements of cash flow for the year ended December 31, 2022.

COVID-19

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, an impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. Furthermore, the COVID-19 pandemic has negatively affected the supply of pilots in the United States, many of which decided to change careers or retire as a result of the pandemic.

In connection with the pandemic, we have adopted several initiatives focused on health and safety of our employees, including health and safety measures, carry-out of essential activities only, including customer support, aircraft maintenance and manufacturing, social distancing, remote work for some employees, reduction of working hours and wages, collective vacations, and paid leaves. We have also adopted certain measures to preserve our cash flow, including (i) reductions in working hours and pay cuts; (ii) reductions and pay cuts in executive management and board of directors’ fees (iii) extension of payment terms relating to our suppliers; (iv) extension of tax payment deadlines; (v) negotiation of new credit lines; and (vi) adjustment of our production chain.

Although vaccination campaigns have presented relevant advances around the globe and while many of the governmental imposed restrictions, such as social distancing measures, have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed, which may affect airports, passengers and airlines, and the industry total recovery itself. As a result, any future    air traffic disruption and decreased demand globally may materially and adversely affect our aircraft deliveries.

For information on the risks related to COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy,” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.” For additional information on the impacts of the COVID-19 pandemic, see Note 1.1.1 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Impacts on our Commercial Aviation Segment

In the Commercial Aviation segment, the extensive traffic disruption affected our customer’s operations throughout the world. While global commercial airline traffic volume in 2022 recovered to 77% of 2019 levels by December 2022, as showed in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA), we are still below our pre-COVID commercial aircraft delivery rate, with as of our customers have rescheduled aircraft deliveries for 2023 and beyond.

Additionality, the shortage of pilots in United States is expected to continue affecting the delivery pipeline for our E175 Program at least for the next two years. Most industry stakeholders, including us and some of our airline customers, expect a normalization around 2025.

Impacts on our Executive Aviation Segment

In 2022, the Executive Aviation segment continued to recover from the impacts of the pandemic. Despite the fact that COVID-19 and its variants have not caused significant negative impacts on our operations, the main risks related to the post-pandemic recovery is possibility of discontinuities in the supply of some parts and supplies to fleet maintenance and the manufacture of new aircraft. On the date of this annual report, the production lines of our Executive Aviation aircraft are able to attend the planned supply levels without further shortages. We continue to monitor these risks and control the supply chain, in order to accommodate demand and avoid obstacles that may yet arise from future global shortages and crisis arisen from or in connection with the pandemic. In 2022, we had no postponements of order cancellations, having delivered a total of 102 executive jets in 2022, representing a 9.7% increase as compared to 2021.

Impacts on our Defense & Security Segment

In our Defense & Security segment, the COVID-19 global pandemic has impacted mainly supply chain and logistics. Although our suppliers’ production level has shown recovery, it is still below the pre-pandemic levels, which impact their ability to deliver parts and goods to us in a timely manner. Logistics for imports and exports has also been impacted, with higher cycles and costs.

In November 2021, the Brazilian Air Force decided to unilaterally reduce the total value of their KC-390 Millennium aircraft agreement with us, which caused a reduction in our backlog and a decrease in revenue. In February 2022, we and the Brazilian Air Force engaged in negotiations, which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the agreement from 28 to 22. In October 2022, we and the Brazilian government engaged in further negotiations which resulted, among other matters, in the reduction of the total number of KC-390 Millennium aircraft to be delivered under the terms of the agreements from 22 to 19, with no possibility of unilateral reductions.

Impacts on our Services & Support Segment

Our Services & Support segment has maintained positive results through its ability to support customer needs, convert commercial opportunities into new businesses.

The year-over-year revenue improvement comes despite ongoing challenges in the aerospace industry, as a result of the pandemic. The most critical of these are worldwide materials shortages and supply chain constraints which are affecting availability of spare parts inventories, delaying repair turnaround time, and increasing the quantity of back-ordered items. Nevertheless, the global trend is the increase in international and domestic commercial flights. In the Services & Support related to our Executive Aviation, the profits are already higher than pre-pandemic numbers.

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

The incident had no significant impact over our revenues, cash flows or any material incremental expenses for the 2020 fiscal year and we have not had any similar incident in 2021 and in 2022. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.

Operational Data

The following tables present a summary of our operational data as of the dates and for the periods indicated.

	Year ended December 31,
Other Data: Aircraft delivered:	2022	2021	2020
To the Commercial Aviation Market	57	48	44
EMBRAER 175	35	27	32
EMBRAER 190	3	—	1
EMBRAER 195	—	—	—
EMBRAER 190-E2	1	2	4
EMBRAER 195-E2	18	19	7
To the Defense & Security Market(1)	4	17	24
C-390	1	—	2
Super Tucano	—	14	16
Modernization Programs	2	3	6
Combat	0	—	—
Special Mission	1	—	—
To the Executive Aviation Market	102	93	86
Legacy 600/650	—	—	1
Legacy 450/500	—	—	1
Praetor 500	15	14	10

	Year ended December 31,
Other Data: Aircraft delivered:	2022	2021	2020
Praetor 600	21	17	18
Phenom 100	7	6	6
Phenom 300	59	56	50
To the General Aviation Market	55	42	22
Light Propeller Aircraft	55	42	22

Total delivered (in aircraft)	218	200	176

	As of December 31,
Other Data: Aircraft in backlog	2022	2021	2020
In the Commercial Aviation Market	291	325	281
EMBRAER 175	90	147	132
EMBRAER 190	—	3	3
EMBRAER 190 – E2	7	5	7
EMBRAER 195 – E2	194	170	139
In the Defense & Security Market(1)	39	43	65
C-390	21	25	31
Super Tucano	3	—	14
Modernization	—	2	5
Combat	15	15	15
Special Mission(2)	—	1	—
In the Executive Aviation Market	281	221	84
Phenom 100/300, Legacy 650, Legacy 450/500, Praetor 500/600	281	221	84
Total backlog (in aircraft)	611	589	430

Total backlog (in US$ millions)	17,488.4	17,039.1	14,363.6

(1)

The amounts in backlog for C-390 aircraft reflects the modifications in accordance with the agreement reached with the Brazilian Air Force (FAB) for the order of the aircraft KC-390, as discussed under “Item 4. Information on the Company—A. Business Overview—Defense & Security Segment—Products—Military Transport – C-390 Millennium.”

(2)	Special Mission category comprises aircraft of our Executive Aviation segment portfolio, which we have sold to customers of our Defense & Security segment.

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

The following table shows data for real GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2022		2021		2020		2019		2018
Real growth in gross domestic product		2.9%		4.6%		(4.1)%		1.1%		1.3%
Inflation (IGP-M)(1)		5.5%		17.8%		23.1%		7.3%		7.6%
Inflation (IPCA)(2)		5.8%		10.1%		4.5%		4.3%		3.8%
CDI rate(3)		12.4%		4.4%		2.8%		5.9%		6.4%
LIBOR rate(4)		4.8%		0.2%		0.2%		1.9%		2.8%
Depreciation of the real vs. U.S. dollar		(6.5)%		7.4%		28.9%		4.0%		17.1%
Period-end exchange rate—US$1.00	R$	5.2177	R$	5.5805	R$	5.1967	R$	4.031	R$	3.875
Average exchange rate—US$1.00(5)	R$	5.1386	R$	5.4071	R$	5.2426	R$	3.944	R$	3.680

Sources: Fundação Getúlio Vargas, or FGV, and the Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For additional information on the impact of macro-economic factors on our financial position, see Note 25 of our 2022 audited consolidated financial statements.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including those related to our export and research and development activities. For the effective tax reconciliation, see Note 23.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Tax Incentives for Companies in Research and Development

Brazilian Law 11,196/05, also known as Lei do Bem, grants tax benefits to entities involved in research and development activities for technological innovation.

To take advantage of the tax benefits, a beneficiary must (i) assess its income tax according to the real profit (lucro real) measurement, (ii) record taxable profits, (iii) be current with all of its fiscal obligations, , and (iv) have qualifying investments in research and development.

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

Tax Incentives and Payroll Exemptions for Exporting Companies

Normative Instruction 2126/2022 from the Brazilian Federal Revenue (IN RFB 2126/2022) established Special Customs Regime of Industrial Warehouse under automated control of Customs Board (RECOF) which allows the beneficiary company to import or to acquire in the local market raw materials, parts and components destined to industrial application on which federal taxes are suspended. Part of these goods must be processed, and it can be subsequently shipped both to domestic and foreign markets. When exporting the finished good, the company exempts the payment of federal taxes.

Decree No. 45,490, from the State of São Paulo, established the Simple Special Customs Regime (RESE), which is the State version of RECOF and suspends or exempts the payment of state taxes.

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

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2022, we presented revenues from Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and Other segments.

Of our revenues, 61.4% and 58.3% were generated through commercial and executive aircraft deliveries in 2022 and 2021, respectively. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2022 and 2021, total defense and security revenue included 58.7% and 75% of revenue denominated in foreign currency, predominantly in U.S. dollars, and 41.3% and 25% denominated in Brazilian reais, respectively. Our Services & Support segment accounted for 27.9% of our revenue for the year ended December 31, 2022.

In addition, we generate revenue from our Other segments which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, and general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft.

Our Other segments also include services related to the development and certification of eVTOLs, including the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (urban air mobility, or UAM business).

For the sales of our aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are canceled, except in the case of the Defense & Security segment. Payments in advance of delivery are recorded under contract liabilities as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For additional information on our operating revenues, see Note 3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Our sales contracts in U.S. dollars with our Executive Aviation and Services & Support segment segments customers generally include adjustments for inflation as measured by the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense & Security segment customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indexes related to raw material, transportation equipment and labor costs. Specific to Defense & Security sales contracts with Brazilian customers, national indexes are used to adjust the prices of the relevant contract. The initial deposits and progress payments are nonrefundable (except in some instances contemplated in the agreement). Once a customer exercises an option to purchase an aircraft, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

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

•

Depreciation. Property, plant and equipment in general are depreciated over their useful lives, ranging from two to 60 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.

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

Results of Operations

The following table presents statement of income data by segment for the periods indicated:

	2022	2021	2020
	(in US$ millions)
Revenue
Commercial Aviation	1,543.9	1,316.4	1,114.4
Executive Aviation	1,244.4	1,130.1	1,071.5
Defense & Security	447.6	594.4	653.9
Services & Support	1,266.8	1,132.2	920.0
Others	37.7	24.1	11.3

Total	4.540.4	4,197.2	3,771.1

Cost of sales and services
Commercial Aviation	(1,382.3)	(1,263.9)	(1,086.8)
Executive Aviation	(953.2)	(923.4)	(886.1)
Defense & Security	(350.8)	(488.4)	(549.1)
Services & Support	(912.3)	(827.6)	(751.4)
Others	(29.6)	(34.3)	(20.1)

Total	(3,628.2)	(3,537.6)	(3,293.5)

Gross profit
Commercial Aviation	161.6	52.5	27.6
Executive Aviation	291.2	206.7	185.4
Defense & Security	96.8	106.0	104.8
Services & Support	354.5	304.6	168.6
Others	8.1	(10.2)	(8.8)

Total	912.2	659.6	477.6

Operating income (expenses)
Commercial Aviation	(145.5)	(57.1)	(300.8)
Executive Aviation	(141.5)	(76.9)	(95.5)
Defense & Security	(86.8)	(89.0)	(72.2)
Services & Support	(193.2)	(143.2)	(240.7)
Other	(386.1)	(23.1)	(22.6)
Unallocated operating expenses(1)	(69.6)	(69.0)	(69.2)

Total	(1,022.7)	(458.3)	(801.0)

Operating (loss)/income before financial result	(110.5)	201.3	(323.4)

(1)

Expenses not allocated in the total refers to (i) expenses incurred in 2022 and 2021 as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment, and (ii) expenses incurred by the Company as part of the voluntary dismissal plans for specific group of employees in Brazil and reduction in workforce in 2020.

The following table sets forth statement of income information, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Income	2022		2021		2020
	(in US$ millions, except percentages presented in absolute values)
Revenue	4,540.4	100%	4,197.2	100%	3,771.1	100%
Cost of sales and services	(3,628.2)	79.9%	3,537.6	84.3%	(3,293.5)	87.3%
Gross profit	912.2	20.1%	659.6	15.7%	477.6	12.7%
Operating income (expense)	(1,022.7)	22.5%	(458.3)	10.9%	(801.0)	21.2%
Administrative	(184.9)	4.1%	(153.2)	3.7%	(143.4)	3.8%
Selling	(274.4)	6.0%	(226.4)	5.4%	(194.0)	5.1%
Expected credit losses (reversal) over financial assets and contract assets	(17.4)	0.4%	13.0	0.3%	(61.8)	1.6%
Research	(110.0)	2.4%	(43.0)	1.0%	(29.8)	0.8%
Other operating expense, net	(444.5)	9.8%	(49.8)	1.2%	(374.7)	9.9%
Equity in income of associates	8.5	0.2%	1.1	0.0%	2.7	0.1%
Operating income/(loss) before financial result	(110.5)	2.4%	201.3	4.8%	(323.4)	8.6%
Financial income, net	121.9	2.7%	74.8	1.8%	29.1	0.8%
Financial expense	(245.4)	5.4%	(274.2)	6.5%	(261.8)	6.9%
Foreign exchange gain (loss), net	28.2	0.6%	25.5	0.6%	(79.1)	2.1%
(Loss)/Profit before income tax	(205.8)	4.5%	27.4	0.7%	(635.2)	16.8%
Income taxes expense	2.3	0.1%	(70.9)	1.7%	(93.1)	2.5%

Loss for the period	(203.5)	4.5%	(43.5)	1.0%	(728.3)	19.3%

Attributable to:
Owners of Embraer	(185.4)	4.1%	(44.7)	1.1%	(731.9)	19.4%
Non-Controlling Interest	(18.1)	0.4%	1.2	0.0%	3.6	0.1%

2022 Compared with 2021

Revenue

Consolidated revenue increased 8.2% in the period, to US$ 4,540.4 million in 2022, from US$4,197.2 million in 2021.

Revenues from our Commercial Aviation segment increased 17.3%, to US$1,543.9 million in 2022 from US$1,316.4 million in 2021, mainly due to an increase of 18.8% in commercial aircraft deliveries, to 57 in 2022, from 48 in 2021. The increase in revenues was lower than the increase in the number of deliveries, as 38.6% of commercial jet deliveries in 2022 were larger jets (E190-E1, E190-E2 and E195-E2) which tend to carry higher average selling prices, as compared to 2021, in which 43.8% of total commercial jet deliveries were larger jets.

Revenue from our Executive Aviation segment increased 10.1%, to US$1,244.4 million in 2022 from US$1,130.1 million in 2021, mainly due to a 9.7% increase in executive jet deliveries, from 93 jets in 2021 to 102 jets in 2022. The increase in revenues was higher than the increase in the number of deliveries, as 35.3% of executive jet deliveries in 2022 were mid-size jets (Praetors) which tend to carry higher average selling prices, as compared to 2021, in which 33.3% of total executive jet deliveries were larger jets.

A significant part of our revenue from the Defense & Security segment is accounted for under the percentage of completion method, and we continued to execute under existing contracts with the Brazilian government, including the KC-390 Millennium program, SISFRON, deliveries of special mission aircraft, and others. Additionally, we have delivered Super Tucano aircraft to several countries around the world. Our Defense & Security segment revenues decreased 24.7%, to US$447.6 million in 2022, from US$594.4 million in 2021, due to the lower number of Super Tucano deliveries in 2022.

Revenue from our Services & Support segment increased by 11.9%, to US$1,266.8 million in 2022, from US$1,132.2 million in 2021, mainly due to the higher demand for parts and components, as a result of the growth of airlines flight activities in in the Commercial Aviation, training services in Executive Aviation and C-390 Millennium services in Defense & Security.

Revenue from our Other segments increased 56.4%, to US$37.7 million in 2022 from US$24.1 million in 2021, mainly due to the higher number of Ipanema Aircraft delivered in 2022, which increased to 55 in 2022 from 42 in 2021.

Cost of Sales and Services

Cost of sales and services increased 2.6%, to US$3,628.2 million in 2022 from US$3,537.6 million in 2021. This increase in cost of sales and services was lower than the 8.2% increase in consolidated revenues in 2022, as compared to 2021, which resulted in a decrease in cost of sales and services as a percentage of revenue to 79.9% in 2022, from 84.3% in 2021. This decrease in cost of sales and services as a percentage of revenue was mainly due to our ongoing efficiency programs which directly reduce costs.

Cost of sales and services in our Commercial Aviation segment increased 9.4%, to US$1,382.3 million in 2022 from US$1,263.9 million in 2021. This is due to the increase in deliveries and revenues in 2022, as compared to 2021. Cost of sales and services increased less than the 17.3% increase in revenues in 2022, mainly due to our ongoing efficiency programs which directly affects costs and the positive contribution from price of the products. Gross margin in our Commercial Aviation segment (calculated as gross profit from our Commercial Aviation segment divided by revenue from the Commercial Aviation segment) increased from 4.0% in 2021 to 10.5% in 2022.

Cost of sales and services in our Executive Aviation segment increased 3.2%, to US$953.2 million in 2022 from US$ 923.4 million in 2021, which was lower than the 10.1% increase in revenues for the segment. This was mainly due to our ongoing efficiency programs which directly affects costs and the more favorable mix of jet deliveries, in 2022 we delivered 59 Phenom 300 compared to 56 in 2021 and Phenom 300 tends to carry higher operational profitability Gross margin in our Executive Aviation segment (calculated as gross profit from our Executive Aviation segment divided by revenue from the Executive Aviation segment) increased from 18.3% in 2021 to 23.4% in 2022.

Cost of sales and services in our Defense & Security segment decreased 28.2%, to US$350.8 million in 2022 from US$488.4 million in 2021. This decrease in cost of sales and services was higher than the 24.7% decrease in revenue in the same period, mainly due to the aforementioned ongoing efficiency programs. Gross margin in our Defense & Security segment (calculated as gross profit from our Defense & Security segment divided by revenue from the Defense & Security segment) increased from 17.8% in 2021 to 21.6% in 2022.

Cost of sales and services in our Services & Support segment increased 10.2%, to US$ 912.3 million in 2022 from US$ 827.6 million in 2021. This increase in cost of sales and services was lower than the 11.9% increase in revenue in the same period, mainly due to ongoing efficiency programs. Gross margin in our Services & Support segment (calculated as gross profit from our Services & Support segment divided by revenue from the Services & Support segment ) decreased from 26.9% in 2021 to 28.0% in 2022.

Cost of sales and services in the Other segments decreased 13.7% to US$ 29.6 million in 2022 from US$34.3 million in 2021, mainly due to lower costs of hydraulics and electro-mechanical sub-assemblies in 2022 as compared to 2021, despite the increase of costs due to the higher number of Ipanema delivered in 2022.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 38.3% to US$912.2 million in 2022 from US$659.6 million in 2021. Our total gross margin (calculated as gross profit divided by revenue) increased from 15.7% in 2021 to 20.1% in 2022.

Operating Income (Expenses)

As further discussed below, total operating expenses increased to US$1,022.7 million in 2022 from US$458.3 million in 2021. Total operating expenses as a percentage of revenues increased to 22.5% in 2022 as compared to 10.9% in 2021, as further explained in the paragraphs below.

Administrative. Administrative expenses increased 20.7%, to US$184.9 million in 2022 from US$ 153.2 million in 2021. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. That said, the main drivers of the increase in administrative expenses in 2022 versus 2021 were: US$ 3.7 million due to the effect of the dollar depreciation against the Brazilian real (with respect to our expenses denominated in reais), US$ 9.0 million in higher provisions for short-term and long-term incentive compensation programs on better expected results for Embraer in 2022 as compared to 2021, an increase of US$ 3.1.million in managing expenses related to services and support in the United States and US$8.2 million in higher expenses related to the increase of administrative personnel at EVE in 2022.

Selling. Selling expenses increased by 21.2%, to US$274.4 million in 2022 from US$226.4 million in 2021, due to the increase of sales operation, such as marketing events, demonstration flight, sales campaign and travel expenses, in 2022, compared to lower expenses in 2021 due to the restrictions during the pandemic.

Expected credit losses (reversal) over financial assets and contract assets. Expected credit losses (reversal) over financial assets and contract assets increased to a loss of US$17.4 million in 2022 from a reversal of US$13.0 million in 2021, due to provisions for expected credit losses related to the downgrade of credit risk of one of our customers in the Services & Support segment.

Research. Research expenses increased to US$110.0 million in 2022 from US$43.0 million in 2021, due to Eve and projects at the Commercial Aviation segment, which were in lower pace during the pandemic.

Other operating expense, net. Other operating expense increased to an expense of US$ 444.5 million in 2022 from an expense of US$49.8 million in 2021, mainly due to expenses of US$ 305.4 million related to EVE’s business combination and related developments (listing expenses, warrants and transaction costs and, as compared with the gain of US$39.1 million in fair value remeasurement related to our interest in Republic Airways Holdings and impairments of assets in 2021.

Operating Income/(Loss) Before Financial Result

As a result of the aforementioned factors, our consolidated operating loss before financial result decreased to an operating loss of US$110.5 million in 2022 from an operating income of US$201.3 million in 2021. Our operating margin (which is calculated as operating income (loss) before financial result divided by revenue) decreased to a negative margin of 2.4% in 2022 from a positive margin of 4.8% in 2021.

Financial Result

Financial expenses decreased to US$123.5 million in 2022 from US$199.4 million in 2021, primarily due to the fair value measurement of Eve’s warrants which were classified as derivative financial instruments in liabilities initially measured at fair value against other operating expenses on the date the Business Combination was completed. The subsequent measurement of fair value has been recognized in our financial expense/income account.

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased to a gain of US$28.2 million in 2022 from a gain of US$25.5 million in 2021, driven by the appreciation of the Euro against the U.S. dollar related to the assets and liabilities of subsidiaries which are recorded in Euro.

Loss Before Income Tax

As a result of the aforementioned factors, loss before taxes on income decreased to a loss of US$205.8 million in 2022 from a profit US$27.4 million in 2021.

Income Tax Expense

Income tax expense decreased to a benefit of US$ 2.3 million in 2022, from an income tax expense of US$70.9 million in 2021, primarily. due to the impact of the exchange rate over non-monetary assets (primarily inventories, intangibles, and property, plant and equipment) and the reversal of certain deferred tax liability items. For additional information on the reconciliation of income tax expense, see Note 23.3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Loss for the Period

As a consequence of the aforementioned factors, our loss for the year increased to a loss of US$203.5 million in 2022, from a loss of US$43.5 million in 2021. As a percentage of revenue, net margin (which is calculated as loss for the year divided by revenue) decreased to a negative margin of 4.5% in 2022 from a negative margin of 1.0% in 2021.

2021 Compared with 2020

For this discussion, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—2021 Compared with 2020” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

B. Liquidity and Capital Resources

Overview

Our liquidity needs arise mainly from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. To meet these needs, we generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt and equity securities in the capital markets. For additional information on our working capital requirements and our capital sources, see “Item 4. Information on the Company—B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4. Information on the Company—B. Business Overview—Commercial Aviation Segment—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

As of the date of this annual report, we believe that our traditional sources of funds are sufficient to meet our foreseeable working capital requirements, including planned capital expenditures. However, there can be no assurance that our traditional sources of funds, or that the cost or availability of our credit facilities or future borrowing sources, will not be materially impacted by market disruptions.

As of the date of this annual report, we have experienced certain post-pandemic challenges, such as delays in our supply chain, production operations, the shortage of pilots in the regional airline sector in United States which affect the demand for our products, mainly in Commercial Aviation. We expect that our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns, including as a result of the COVID-19 pandemic, or financial volatility in our markets.

Cash Flow Analysis

Net Cash Generated (Used) by Operating Activities

2022 Compared with 2021

In 2022, net cash generated by operating activities was US$751.3 million, compared to net cash generated by operating activities of US$ 515.3 million in 2021. The improvement in the operating cash flow was mainly due to the increase in Contract Liabilities (customer advances) as a result of the increase in sales from our Executive Aviation segment and increase in Trade Accounts Payable which was partially offset by the increase of inventories, which occurred mostly to support the postponement of delivery of three commercial aircraft from 2022 to 2023. Cash used by working capital accounts (accounts receivable, inventories and trade account payables) was US$37.8 million in 2022 compared to cash generated of US$493.0 million in 2021.

2021 Compared with 2020

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital—2021 Compared with 2020” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

Net Cash Used in Investing Activities

2022 Compared with 2021

Net cash used in investing activities decreased to net cash used of US$109.5 million in 2022 from net cash used of US$131.6 million in 2021, mainly as a result of higher investments in property, plant and equipment in 2022, partially offset by the cash inflow from the sale of our two subsidiaries in Portugal.

2021 Compared with 2020

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Used in Investing Activities—2021 Compared with 2020” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

Net Cash Generated (Used) by Financing Activities

2022 Compared with 2021

Net cash used in financing activities increased to US$669.2 million in 2022 from US$430.6 million in 2021. This difference was mainly due to the repayment of borrowings in 2022, partially offset by the receipt in the offering of shares of our subsidiary EVE. As of December 31, 2022, we had total debt (which we calculate as current and non-current loans and financing) of US$3,203.2 million, 90.4% of which was non-current debt and 9.6% of which was current debt.

2021 Compared with 2020

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Financing Activities and Total Debt—2021 Compared with 2020” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

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

In our Commercial Aviation, Executive Aviation and Services & Support segment, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in these business are capitalized from the date of board approval for the relevant project until the final certification.

Most of our development expenditures are associated with the development of new products for the Commercial Aviation and Executive Aviation segments. For additional information on our development expenditures, see “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Research.”

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

We incur expenditures for our Defense & Security segment under both development and production contracts; however, the customers involved in these programs, which in our case mainly consists of the Brazilian government, fund these programs. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is realized on a percentage of completion basis, as contract milestones are achieved.

Our capital expenditures are generally financed by funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, capital increases to meet these needs. See “C. Research and Development, Patents and Licenses, etc.—Capital Expenditures—Research.”

As of December 31, 2022, the total capital expenditures in our Commercial Aviation, Executive Aviation and Services & Support segments accounted for US$66.1 million, net of US$0.5 million related to contracted capital expenditures from Defense & Security. The anticipated source of funds to satisfy such investments is related to our cash generated in operating activities. Credit Facilities and Lines of Credit

Long-term Facilities

Revolving Credit Facility

On October 13, 2022, our subsidiaries EAH and Embraer Netherlands Finance B.V. (“Embraer Netherlands”), entered into a revolving credit facility in the amount of US$650.0 million (the “Revolving Credit Facility”), maturing on October 13, 2025 with 14 international financial institutions. The facility is guaranteed by Embraer and certain of our subsidiaries, and borrowings under the facility will accrue interest at a rate comprised of Term SOFR plus a margin of 1.50% or 1.85% per annum, depending on our corporate rating at the time of the disbursement. As of the date of this Annual Report, neither EAH nor Embraer Netherlands have incurred any borrowing under the Revolving Credit Facility.

Facilities with Multilateral Development Banks and Agencies

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social ), or BNDES. On December 15, 2022, we entered into an export financing agreement with BNDES in the total amount of R$2.2 billion (US$400 million) under the BNDES-Exim program. The consummation of the financing is subject to customary conditions precedent.

In January 2023, we entered into a credit facility with Citibank in the aggregate principal amount of US$ 200 million to finance purchases of supplies made by us in the United States. Disbursements under this credit facility will be made according to proof of purchases of inputs from suppliers. This credit facility is guaranteed by Export-Import Bank, the official US export credit agency.

In August 2020, we entered into a working capital guarantee agreement with the Export-Import Bank in an aggregate principal amount of US$97.2 million, with a term of one year, which amount was disbursed in August 2020. This working capital and export financing has strengthened our cash position and guaranteed funding for our entire operational process, from production to product shipment for the export market. As of December 31, 2022, US$8.4 million was outstanding in the short-term, including principal and accrued interest. Interest is paid monthly.

Senior Notes

In September 2013, we completed an exchange offer in which (i) US$146.4 million in principal amount of our guaranteed notes with maturity in 2017 and (ii) US$337.2 million in principal amount of our guaranteed notes with maturity in 2020 were exchanged for US$540.5 million in principal amount of notes issued by Embraer Overseas at a rate of 5.696%, maturing in 2023. The notes due in 2023 were issued pursuant to exemptions from SEC registration pursuant to Regulation S and Rule 144A under the Securities Act. The notes due in 2023 are subject to a registration rights agreement, pursuant to which we have agreed to (i) exchange the notes within 270 days of their issuance for notes with the same terms and conditions which are registered with the SEC or (ii) file a resale shelf registration statement with the SEC on Form F-3. In June 2014, we filed a resale shelf registration statement accordingly. As of December 31, 2022, a total of US$211.8 million under our notes due 2023 was outstanding, of which US$211.8 million was due in the short-term, including principal and accrued interest.

In June 2015, Embraer Netherlands Finance issued 5.05% US$1.0 billion guaranteed notes due 2025, and, as of December 31, 2022, US$957.0 million was outstanding (US$2.0 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

In February 2017, Embraer Netherlands Finance issued 5.40% US$750.0 million guaranteed notes due 2027 and as of December 31, 2022, US$744.9 million was outstanding (US$16.3 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

In September 2020, Embraer Netherlands Finance issued 6.950% US$750.0 million guaranteed notes due 2028, or the 2028 notes, and as of December 31, 2022, US$729.5 million was outstanding (US$22.5 million in the short-term), including principal and accrued interest. Interest is paid semiannually.

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

We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2023, 2025, 2027 and 2028, through cash purchases, tender offers and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material, and notes repurchased may be canceled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Other Facilities

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$204.0 million as of December 31, 2022. For additional information on these financing arrangements, see Note 20 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Of our total indebtedness, US$300 million (mainly related to our financing with BNDES), are secured by security interests in real estate, machinery and equipment and bank guarantees, in the aggregate amount of US$301.3 million as of December 31, 2022.

We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 20 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Subsequent Events

Other than the events described in this annual report, no subsequent events have occurred after December 31, 2022. For further information, see Note 37 to our 2022 audited consolidated financial statements.

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

Following the results of our internal technological development planning, the new product and services design phase begins. In this phase our efforts are coordinated in an integrated manner with advanced project engineering and our business segments, which work in collaboration with future customers and potential partners to conclude the design of new products and services. Once the design is approved, the product development program is created. In this capital-intensive phase, our development, product, process and services groups work together with strategic partners, suppliers and regulatory agencies, to begin the detailed development of the product, its production, systems and associated services, until the effective entry into service of the product.

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

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2022, we had approximately 561 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Considering our utility and design patent portfolios, as of December 31, 2022, we had filed 796 patent applications and had been granted 640 patents.

Innovation

We seek to remain in the technological vanguard by constantly reinventing ourselves as we search for opportunities to transform our business, products, services, and markets aiming for a more sustainable future.

While it is necessary to compete, through consolidated technologies, in markets where efficiency and incremental improvements are valued as competitive differentials; it is also essential to be able to compete with distinction and relevance, through innovations and new technologies, and in new markets where flexibility, agility and experimentation are key to obtain competitive advantages. In this context, we set the balance between incremental, adjacent and transformational innovation.

Innovations that resulted in products and services launched in the last five years accounted for 46% of our revenues in 2022. We believe innovation is key to the competitiveness and continuous growth of our business. For this reason, we have created a vice-presidency dedicated to Corporate Strategy, Digital and Innovation, that reports directly to our chief executive officer.

We also structured the Innovation Verticals, focused on in research, technology and innovation to accelerate business results, and which main purpose is to organize and prioritize innovation efforts and investments, activating the best power of a common, co-created corporate vision about business models, niches, technologies, future products, services and processes. The Innovation Verticals integrate our innovation efforts across all business segments, affiliates and EmbraerX, a market accelerator committed to the development of innovative solutions. Our current Innovation Verticals are: Zero Emission, Autonomous Flight, Artificial Intelligence and Data Science, Industry 4.0, Airframe Competitiveness, Platform Based Business, Passenger Experience and Cybersecurity.

Embraer-X is located in Melbourne, Florida, United States, and has an office in Brazil. In 2022, we expanded our international presence and opened an office in the Aerospace Innovation Hub@TUD, at the Delft University of Technology (TU Delft) in the Netherlands, aiming to accelerate new partnerships to co-explore the application of emerging technologies for new businesses, as well as foster the development of joint education, research, and innovation projects that will create a vision for a more sustainable future when it comes to mobility.

A major milestone achieved in 2022 was the initial public offering of Eve Holding on the New York Stock Exchange, consolidating the plan to accelerate the Urban Air Mobility market through the first spin-off company that was created from Embraer-X.

Beacon, the second business accelerated by Embraer-X after EVE, has maintained growth after the launch customer in 2020 and has signed trial agreements with major operators, most notably Jetblue Airways in New York and Binter in the Canary Islands. Beacon’s goal is to continue accelerating the future of aviation digitalization both in the United States and Europe, while raising the level of efficiency of maintenance teams through improved collaboration. As a completely solution agnostic, Beacon has grown its network of providers for commercial and business aviation annually bringing a human-centric approach.

In addition to agreements and partnerships, Embraer-X also makes active use of venture capital. Connected to Embraer Ventures, our corporate venture capital vehicle, Embraer-X seeks to identify and create synergies with technology-based startups of high economic and social impact. Currently, Embraer Ventures implements its strategy through three private equity funds (FIP): the Brazil Aerospace Fund (FIP-AERO) and two funds based in Silicon Valley, Catapult Ventures I and II. Among the technology topics covered by the investments are cybersecurity, computer vision, robotics, artificial intelligence, data science, and the Internet of Things (IoT), among others. Besides being a shareholder in FIPs, Embraer Ventures also invests directly in minority stakes in companies. In 2022, Embraer Ventures also invested in Xmobots, the largest drone manufacturing company in Latin America.

On January 27, 2023, Embraer announced an initial investment of approximately US$ 3.8 million in MSW MultiCorp 2, a fund managed by MSW Capital, a Venture Capital manager, with the objective of attracting and boosting innovative Brazilian startups that have synergy with the company’s innovation strategy. On February 13, 2023, we paid an amount of approximately US$ 0.3 million. As a result of this event, we now hold 40% of the shares of MSW MultiCorp. The Research and Technology (R&T) department is constantly monitoring the global technological environment and is developing the readiness of new technologies that will enable us to maintain our competitiveness and to achieve our vision of the future.

To strengthen the capability of pre-competitive aeronautical research activities in Brazil and other countries, Embraer has been working with different R&T organizations worldwide, covering a very broad spectrum of technologies, including: Sustainable Aviation Fuels (including H2), Electrification, Autonomy, Flight Safety, Aircraft Condition-Based Maintenance, Aircraft Design, New Materials & Structures, Noise Reduction, Airborne Systems, Augmented Reality, Artificial Intelligence & Data Sciences and Flexible Manufacturing Solutions.

Some R&T projects are developed in cooperation with reference universities and research centers in Brazil and abroad, including Instituto Tecnológico da Aeronáutica (ITA), Universidade Federal de Santa Catarina (UFSC), Serviço Nacional da Aprendizagem Industrial (SENAI), Centro de Pesquisa em Energia e Materiais (CNPEM, Centro de Referência em Tecnologias Inovadoras (CERTI), Fundação CPQD, Universidade de São Paulo-Escola de Engenharia de São Carlos (USP-EESC), Instituto de Pesquisa Tecnológica (IPT), Instituto de Estudos Avançados (IEAv), Instituto Tecgraf de Desenvolvimento de Software Técnico-Científico da PUC-Rio (TECGRAF), Universidade Federal de São Paulo (UNIFESP), Universidade do Estado de São Paulo (UNESP), Bristol University (Great Britain), IST - Instituto Superior de Eng. do Porto (Portugal), Tu Delft (The Netherlands), DLR (Germany), IVS - Intelligent Vision Systems

(United States), Rosemount (United States), Goodrich/Collins Aerospace (United States), GMV (POR), FCT - Fundação p/Ciência e a Tecnologia (Portugal), University of Stuttgart (Germany), University of Linköping (Sweden), University of Hanyang (South Korea), RollsRoyce (United Kingdom), Deep Blue SRL (Italy), Wideroe (Norway), SAAB (Sweden), MDH (Sweden), FACC (Australia).

We also have the Innova Program, which aims to strengthen the innovation culture within Embraer. The Innova Program includes the Green Light, Innova Challenge and Innovation Day. The Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time availability, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. . In 2022, 60 innovative projects were under development. The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to solve issues globally from different departments of the company, and any employee in the world may participate in this process. Moreover, cultural events like the Innovation Day in 2022 had the participation of more than 2,800 employees.

With respect to our digital transformation, our current strategy is to accelerate the development of solutions to our clients and strengthen efficiency in corporate and business areas of the company. In addition, we aim to increase operational efficiency in processes through digital solutions. Digital inventory management system and new data-based services to aircraft operators are some of our projects. In order to accelerate digital transformation by increasing human capital aligned to our strategy, we launched two new entry programs: (i) Software Specialization Program in partnership with the Federal University of Pernambuco. In December 2022, the program’s first group was concluded with the approval of 35 professionals, 33 of whom were hired by Embraer, and (ii) Social Tech Program. In its first edition, Social Tech had people with disabilities as participants and, in 2022, the program focused on black people, with more than 10,000 candidates for 1,000 vacancies. significantly enhancing the development of new ideas for improvements, new products, innovative services, and new businesses.

D. Trend Information

General Information

Our total firm order backlog as of December 31, 2022 was US$17.5 billion, of which US$8.6 billion was from the Commercial Aviation segment , US$3.9 billion was from the Executive Aviation segment, US$2.4 billion was from the Defense & Security segment and US$2.6 billion was from the Services & Support segment . Our total firm order backlog as of December 31, 2021 was US$17.0 billion, of which US$9.0 billion was from the Commercial Aviation segment , US$2.9 billion was from the Executive Aviation segment, US$2.7 billion was from the Defense & Security segment and US$2.4 billion was from the Services & Support segment. Our total firm order backlog as of December 31, 2020 was US$14.4 billion, of which US$7.6 billion was from the Commercial Aviation segment , US$1.2 billion was from the Executive Aviation segment, US$3.6 billion was from the Defense & Security segment and US$2.0 billion was from the Services & Support segment. Economic uncertainty, mainly related to the COVID-19 outbreak, will continue to play a role in investment attitude and philosophy of the private and public sectors. Business jet prospective buyers around the globe are reviewing their cash flows and capital expenditures in order to preserve capital, which is affecting market growth fundamentals and perspectives. Furthermore, the COVID-19 pandemic has negatively affected the supply of pilots in the United States, many of which decided to change careers or retire as a result of the pandemic.

In the Commercial Aviation segment , the extensive traffic disruption affected our customer’s operations throughout the world. While global commercial airline traffic volume in 2022 recovered to 77% of 2019 levels by December 2022, as showed in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA), we are still below our pre-COVID commercial aircraft delivery rate, with as of our customers have rescheduled aircraft deliveries for 2023 and beyond.

Additionality, the aforementioned shortage of pilots in United States is expected to continue affecting the delivery pipeline for our E175 Program at least for the next two years. Most industry stakeholders, including us and some of our airline customers, expect a normalization around 2025.

On the Executive Aviation segment, we expect global demand to outpace 2019 levels in 2023. In 2022, the executive aviation global market continued to grow, mainly in light and medium size jet classes. Recovery was strengthened by private, corporate flight departments, and fractional ownership segments buying activity. Industry average backlog at the end of 2022 was estimated to be above two years.

While we do not expect any additional material adverse effects on our deliveries for 2023 resulting from traffic disruption and decreased demand, we cannot fully determine the impact of the COVID-19 pandemic and other communicable diseases, in the short-to-medium term on our business. Factors such as the organic growth of world wealth and the need for fleet renewal of large fractional ownership operators, should maintain market activity at stable levels in 2023.

With respect to our Defense & Security segment, we expect an increase in global defense spending in light of intensified international tensions and ongoing insurgencies threats in some countries. In this scenario, with our comprehensive product portfolio and customers in key countries, we are well positioned to provide key customized solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cybersecurity).

In relation to our Services & Support segment, we expect that all segments associated with this segment continue progressing to either recover business volumes, similar to Commercial Aviation, or to maintain business activities or growth associated to pre-pandemic volumes, as in Defense & Security or surpass the pre-pandemic volumes, as it the case with Executive Aviation. As we have been able to properly support customer needs, convert commercial opportunities into new businesses, and to renew contracts, we can notice positive trends for the future with respect to our Services & Support segment.

On March 10, 2023, we released our projections for 2023, including a deliveries range of 65 to 70 aircraft in the Commercial Aviation segment and a range of 120 to 130 aircraft in the Executive Aviation segment, compared to actual deliveries of 57 aircraft in the Commercial Aviation segment and 102 aircraft in Executive Aviation segment, in 2022.

Commercial Aviation Segment

The following table summarizes our order book for our Commercial Aviation segment as of December 31, 2022:

Commercial Aviation	Firm Orders	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	352	—
ERJ 135	108	108	—
ERJ 140	74	74	—
ERJ 145	708	708	—
EMBRAER 170	191	191	—
EMBRAER 175	818	728	90
EMBRAER 190	568	568	—
EMBRAER 195	172	172	—
EMBRAER 190 – E2	25	18	7
EMBRAER 195 – E2	245	51	194

The following tables set forth our Commercial Aviation order book as of December 31, 2022 by aircraft type, customer and country.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (United States)	9	9	—
JAL (Japan)	18	18	—
NAC / Jetscape (United States)	6	6	—
LOT Polish (Poland)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (United States)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (United States)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	191	—

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (United States)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (United States)	101	101	—
Belavia (Belarus)	1	1	—
CIT (United States)	4	4	—
ECC Leasing (Ireland)(1)	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (United States)	5	5	—
Horizon Air / Alaska (United States)	50	33	17
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (United States)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (United States)	4	4	—
Northwest (United States)	36	36	—
Oman Air (Oman)	5	5	—
Overland Airways (Nigeria)	3	—	3
Republic Airlines (United States)	190	127	63
Royal Jordanian (Jordan)	2	2	—
Skywest (United States)	209	205	4
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
Undisclosed	3	—	3
United Airlines (United States)	110	110	—

Total	818	728	90

(1)	Aircraft delivered by ECC Leasing to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (United States)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	3	—
CIT (United States)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (United States)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (United States)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (United States)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (United States)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (United States)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Total	568	568	—

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (United States)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—

Customer	Firm Orders	Delivered	Firm Order Backlog
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (United States)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	172	172	—

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (United States)	2	—	2
Azorra (USA)	4	—	4
Helvetic (Switzerland)	8	8	—
Widerøe (Norway)	3	3	—
Undisclosed	1	1	—

Total	25	18	7

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	45	16	29
Air Peace (Nigeria)	13	5	8
Aircastle (United States)	23	11	12
Azorra (USA)	16	—	16
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	5	5	—
Helvetic (Switzerland)	10	5	5
ICBC (China)	6	—	6
Porter (Canada)	50	5	45
Undisclosed	22	—	22

Total	245	51	194

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

E. Critical Accounting Estimates

For this information, see Note 3 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by our board of directors (conselho de administração), composed of a minimum of nine and a maximum of 11 effective members. As approved in our shareholders’ meeting held on September 1, 2021, our board of directors for the 2021/2023 biennium (which expires in the annual shareholders’ meeting to be held in April 2023) exceptionally had 13 members. Our board of executive officers (diretoria) is composed of no less than four and no more than 13 members (each an executive officer). We have a permanent fiscal council (conselho fiscal), which is composed of at least three and no more than five members and an equal number of alternates.

There are no family relationships among the members of our board of directors and/or our board of executive officers.

Board of Directors

Our board of directors meets ordinarily eight times a year and extraordinarily when called by the chairman. It is responsible for, among other things, establishing our general business policies and electing our executive officers and supervising management.

Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three reserved seats as follows: (i) one effective and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two effective and two alternate members to be appointed by our employees (one board member and his alternate to be appointed by the Employee Investment Club of the Company - CIEMB - Clube de Investimentos dos Empregados da Embraer and one board member and his or her alternate to be appointed by the non-shareholder employees of the Company). The remaining eight effective directors are elected in accordance with the slate voting, or cumulative voting, rules according to our bylaws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—10. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	78	Chairman	2011
Raul Calfat	70	Vice-President	2017(1)
Alexandre Magalhães Filho	70	Member	2015
Claudia Sender Ramirez	48	Member	2021
Dan Ioschpe	58	Member	2020
Dejair Losnak Filho	59	Member	2017(2)
João Cox Neto	59	Member	2011
Kevin G. McAllister	59	Member	2021
Marcelo Kanitz Damasceno	63	Member	2021
Maria Leticia de Freitas Costa	63	Member	2017
Pedro Wongtschowski	76	Member	2015
Sergio Guillinet Fajerman	50	Member	2020
Todd Messer Freeman	63	Member	2021

(1)	Appointed as the vice-president of our board of directors on May 18, 2020.
(2)	Elected as member of the board of directors from 2017 to 2019 and re-elected in 2021.

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

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas (FGV). Mr. Calfat (i) was the CEO of Votorantim S.A. until December 2013, and the Chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019; (ii) has been the chairman of the board of directors of Aché Laboratórios Farmacêuticos since September 2018; (iii) has been an independent board member of Dexco S.A. since 2015; (iv) has been an independent member of the board of directors of China Three Gorges Brasil since January 2021; (v) has been an independent board member of Fleury S.A. since May 2021, He is also a senior advisor at RGE Pte Ltd (Singapore), Macquarie Serviços Agricolas Participações Ltda and at Bracell SP Cellulose Ltda and (vi) has been a member of the board of Sírio-Libanês Hospital from August 2015 up to April 2020. Mr. Calfat is an independent member of our board of directors, and also acts as the coordinator of our Strategy and Innovation Committee and as a member of our audit, risks and ethics committee.

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

Claudia Sender Ramirez. Mrs. Ramirez has a bachelor’s degree in chemical engineering from Escola Politécnica da Universidade de São Paulo, obtained in 1998 and an MBA degree from Harvard Business School, earned in 2002. She was recognized by the World Economic Forum as a Young Global Leader in 2014. Mrs. Ramirez is a member of the board of directors of companies listed in Brazil and Europe, such as Gerdau in Brazil, Telefonica in Spain and Holcim in Switzerland. In addition, she is a member of the board of directors of several NGOs, such as Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva. Before serving as a board member, Mrs. Ramirez was President and CEO of LATAM Airlines Brasil and Chief Customer Officer of Latam globally. She started her career at TAM in December 2011. She worked for 7 years with consumer goods at Whirpool in Brazil, mainly in the areas of marketing and product development. Prior to joining Whirlpool, she was a consultant at Bain&Company for 7 years, working in several industries and countries. Mrs. Ramirez was elected as an effective member of the board of directors of Embraer S.A. She is an independent member of our board of directors and a member of the People and ESG Committee and the Audit, Risk and Ethics Committee.

Dan Ioschpe. Mr. Ioschpe holds a bachelor’s degree in journalism from Universidade Federal do Rio Grande do Sul (UFRS), class of 1986, with a specialization in marketing from Escola Superior de Propaganda em Marketing (ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Since May 2020, Mr. Ioschpe is an independent member of our board of directors, and also a member of our Strategy and Innovation Committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of Cosan S.A., WEG S.A. and Marcopolo S.A., a chairman of the board of directors of IEDI, and a member of the board of Sindipeças, SESI/SP and ABDI and Vice President of FIESP.

Dejair Losnak Filho. Mr. Losnak Filho holds a bachelor’s degree in law from Universidade do Vale do Paraíba in São José dos Campos, 2011, and a postgraduate degree in social security and labor law from UNISAL, in São José dos Campos, obtained in 2013 and a postgraduate degree in social security law from Faculdade Legale, São Paulo, 2016, a training for members of the board of directors and fiscal council by IBGC completed in 2017/2019 and a certification of member of the fiscal council by FGV, obtained in 2019. Mr. Losnak Filho has been a member of the Fiscal Council of COOPEREMB since 2018, served as an effective member of the board of directors of Embraer from 2017 to 2019 and as a member of the Deliberative Council of Embraer’s Pioneers and Veterans Association (APVE - Associação dos Pioneiros e Veteranos da Embraer) from 2017 to 2020. In April 2021, Mr. Losnak Filho was elected as an effective member of the board of directors of Embraer, by the company’s non-shareholder employees. He has also been an employee of Embraer since 2003, working as a production programmer.

João Cox Neto. Mr. Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox has extensive board experience in both public and private companies. Currently he serves as Chairman of the board of directors of Vivara S.A. (largest Latin America jewelry company) and as member of the board of directors of Embraer S.A. Some of his previous board positions include, but are not limited to: Independent board member of Petrobras S.A.; Vice-Chairman of Braskem S.A.’s board of directors; Chairman of the Board of TIM Participações S.A; Vice-Chairman of Claro S.A.’s board of directors; Vice-chairman of the board of directors of Cellcom; Independent board member of Linx S.A.,; CRSFN— National Financial System Resources Council; ABRASCA (Brazilian Association of Publicly-Held Companies) and ;IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox is an independent member of the board of directors of Embraer since 2011, also acting as a head of the Audit and Risks Committee and member of the People and ESG Committee.

Kevin Gregory McAllister. Mr. McAllister has a bachelor’s degree from University of Pittsburgh, Metallurgical and Materials Engineering, 1987. Mr. McAllister has been an independent member of the board of directors of Embraer S.A. since September 2021. Mr. McAllister brings more than 30 years of experience in the aerospace industry through his tenures with Howmet Corporation, GE Aviation, and the Boeing Company. He has 27 years of engine experience at GE, complemented by close to three years of experience at Boeing, serving as the President and CEO of Boeing Commercial Airplanes. He is a certified Six Sigma Master Black Belt, with deep understanding of operational efficiency and excellence. Mr. McAllister’s current experience as a senior operating partner at the private equity firm AE Industrial Partners, as well as his Board role at Belcan (owned by AE Industrial), has provided him with a much broader industry exposure, particularly as it relates to new markets and technologies, such as satellites, space and eVTOL. Mr. McAllister is the current Chairman of the Board of Directors of ORBIS International, a non-profit global organization dedicated to preserving and restoring sight worldwide. Also, he has served in various positions in other companies or third sector organizations, he was a member of the Board of Director of the Washington Roundtable and Challenge Seattle, organization that brings senior executives together for positive change in policies that support a vibrant Washington state economy and served as President of the Wings Club Board of Governors, the premier global society of aviation professionals and a leading forum for aviation issues since 1942. Mr. McAllister is a member of Embraer’s Strategy and Innovation Committee.

Marcelo Kanitz Damasceno. Mr. Damasceno completed several academic courses, including an Aviation Officer Training Course, an Officer Improvement Course at Escola de Aperfeiçoamento de Oficiais, a Command and General Staff Course at Universidade da Força Aérea – UNIFA, and an Aerospace Policy and Strategy and Business Administration course at Universidade de Santa Catarina. Mr. Damasceno received several awards, including, Order of Defense Merit - Grand Officer Degree, Order of Aeronautical Merit - Grand Officer Degree, Order of Military Judicial Merit - High Distinction Degree, Order of Rio Branco - Officer Degree, National Order of Merit (French government) and Santos-Dumont Medal of Merit. In the military area, he served in various positions, including, Secretary of Economy, Finance and Administration of the Air Force, from January 2019 to October 2020 and Head of the Office of the Air Force Commander, from April 2016 to January 2019. He has been Chief of the Air Force General Staff since October 2020. In April 2021, Mr. Damasceno was elected as an effective member of the board of directors of Embraer, by the Brazilian Federal Government, as holder of a golden share.

Maria Leticia de Freitas Costa. Mrs. Costa holds a Bachelor of Science degree in industrial engineering from the Polytechnical School of the Universidade de São Paulo, class of 1982, and an MBA degree from the Samuel Curtis Johnson School of Business at Cornell University, class of 1986. Mrs. Costa is an independent member of our board of directors, also acting as the coordinator of our People and ESG Committee and as a member of our Strategy and Innovation Committee. Mrs. Costa is also a partner at Prada Assessoria Empresarial Ltda. from 2010 until 2022; member of the board of directors of Localiza S.A. since 2009; member of the Board of Directors of BrasilSeg and Mapfre Holding since 2015; a member of the board of directors of Totvs S.A. since 2017; a member of the board of directors of Mapfre S.A. since 2015. She was a member of the board of directors of Martins S.A. from 2014 to 2020. She was also the coordinator of the strategy committee at Votorantim Cimentos from 2018 to 2019.

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

Sergio Guillinet Fajerman. Mr. Fajerman holds a Bachelor of Science degree in economics from Universidade do Rio de Janeiro (UFRJ) in 1998, an MBA degree in corporate finance from IBMEC in 2020 and an MBA degree from INSEAD in Fontainebleau, France in 2004. Since May 2020, Mr. Fajerman is a member of our board of directors, also acting as a member of our People and ESG Committee, and a partner and Executive Director of HR since 2017 and a Member of the Executive Committee responsible for the People, Marketing and Corporate Communications area at Itaú Unibanco since January, 2021.

Todd Messer Freeman. Mr. Freeman has a bachelor’s degree from Lehigh University in Accounting & Finance,1982, an MBA in Finance & Strategic Planning, 1987, from the Wharton School of the University of Pennsylvania and an M.A. in International Studies, 1987, from the University of Pennsylvania. He is also an FAA-certified flight instructor. Mr. Freeman has been an independent member of the board of directors of Embraer S.A. since September 2021 and a member of Embraer’s Strategy and Innovation Committee. Mr. Freeman brings over 30 years of experience in the aviation industry, the majority of which has been spent in commercial aircraft leasing leadership roles at GECAS. He leveraged his early career experience with JP Morgan and Airbus to evolve into an effective commercial leader in the aircraft leasing world. He brings good technical knowledge across a range of airframe and engine types. Mr. Freeman spent 12 years leading GECAS’ regional aircraft business, which provided him with great exposure to Embraer and other major regional players. He has an intimate understanding of the regional aircraft market and the competitive landscape, including business challenges and opportunities. He was a Special Advisor to the Chairman of Nordic Aviation Capital, from 2019 to 2022, a role which deepened his experience in the regional aircraft market segment. From 1989 to 2018, he held various commercial positions in General Electric Company. Mr. Freeman holds or has held several positions in other organizations, charities or industry groups as follows: Chairman of Airlink; member of the Board of Mubadala Infrastructure Partners; Chairman of the Board of ISTAT Foundation; member of the Board of the Regional Airline Association (US); member of the Board of the European Regions Airline Association; member of the Board of GRA, Inc (airline/airport advisory). He is also an FAA-certified flight instructor.

Committees

Three committees were formed to assist the board of directors in its duties and responsibilities:

•	Strategy and Innovation Committee. See “—C. Board Practices—Strategy and Innovation Committee” below.

•	Audit, Risk and Ethics Committee. See “—C. Board Practices—Audit, Risks and Ethics Committee” below.

•	People and ESG Committee. See “—C. Board Practices—People and ESG Committee” below.

•	Fiscal Council . See “—C. Board Practices—Fiscal Council” below.

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

Our chief executive officer’s tenure will end in April 2023, at our annual and special general shareholders’ meetings. We will formalize the announcement of our president and chief executive officer on or before this date.

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	64	President and Chief Executive Officer	2019
Antonio Carlos Garcia	57	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Fabiana Klajner Leschziner	51	Executive Vice President – General Counsel & Chief Compliance Officer	2016
Jackson Medeiros de F. Schneider	58	Executive Vice President – Defense & Security	2014

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

Antonio Carlos Garcia. Mr. Garcia. Mr. Garcia holds a degree in accounting from Faculdades Integradas Campos Salles, class of 1989 and an MBA degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC – São Paulo), class of 1999. Furthermore, Mr. Garcia holds an MBA at Duke University from Siemens Management Program in 2001. He also participated in ThyssenKrupp Executive Program at Harvard Business School in 2011. Mr. Garcia was elected Executive Vice President, Financial and Investor Relations on January 1, 2020. Since July 2020 he is also responsible for Procurement. Mr. Garcia worked at ThyssenKrupp where he served as global CFO of the forged technologies business segment in Germany. Previously, he worked for six years at the ZF Group in Brazil and over eighteen years at the Siemens Group, where he worked in several business segments.

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

Jackson Schneider. Mr. Schneider is the President and CEO of Embraer Defense & Security, which provides solutions for defense, space and security customers. He also holds the position of Executive Vice-President of Governmental Relations for Embraer worldwide. Jackson is currently the Chairman of Visiona (space technology Embraer/Telebras joint venture), the Chair of the Brazilian Chapter of BRICS Business Council (CEBRICS) and a member of the Board of Directors of OGMA (aeronautic industry Embraer/Portuguese Government joint venture), the Mercedes-Benz do Brasil Advisory Council, and he is the President of COSCEX (Superior Council for Foreign Trade). He is also an active member in various not-for-profit organizations, including the Biennial Foundation of Sao Paulo, the AACD (Association to Support Disabled Children) and MASP – Assis Chateaubriand São Paulo´s Art Museum. Mr. Schneider began his career at the Brazilian Ministry of Justice, actively participating in a number of government committees and special task forces. Prior to joining Embraer, Jackson held management positions in private sector companies such as Mercedes-Benz Brazil and Unilever, holding responsibilities in corporate affairs, legal and HR. Schneider was the former President of ANFAVEA (Brazilian Association of Vehicle Manufacturers), ABIPLA (Brazilian Association of Manufacturers of Cleaning Products) and a Board Member of CDES (Brazilian President´s Council on Economic and Social Development). Jackson holds a law degree from the University of Brasilia (UNB) and a Master of Business Administration degree from the Business School of Sao Paulo. He is a visiting Senior Research Fellow in Conflict and Security at the Department of War Studies at the King’s College London.

B. Compensation

Overview

Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2022, the aggregate compensation that we paid to members of the board of directors, the audit, risks and ethics committee, and the executive officers for services in all capacities was US$7.2 million, of which US$3.0 million to members of the board of directors and US$4.1 million to the executive officers. In the same period, we paid US$0.1 million to members of the fiscal council.

For the fiscal year ended December 31, 2022, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.8 million, which is included in the US$3.0 million compensation mentioned above.

In addition, in 2022, we contributed US$0.1 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2022, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business. In the year ended December 31, 2022, the maximum, medium and minimum yearly compensation paid to an individual member of our board of directors was US$0.4 million, US$0.2 million and US$0.1 million, respectively.

In the year ended December 31, 2022, the maximum, medium and minimum yearly compensation paid to an individual member of our board of executive officers was US$1.6 million, US$0.4 million and US$0.4 million, respectively.

In the year ended December 31, 2022, the maximum, medium and minimum yearly compensation paid to an individual member of our fiscal council was US$0.34 thousand, US$0.31 thousand and US$0.30 thousand, respectively.

Phantom Shares Plan

In February 2014, we adopted a long-term incentive plan aligned with our remuneration policy. This plan is based on the granting of virtual shares to officers and management and has as its objective of attracting and retaining highly qualified staff to ensure continuity of management and align the interest of officers and key personnel of the Company with that of shareholders. Amounts distributed are defined with reference to the market, under the conditions described in the plan. In general, participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to performance indicator target. We pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date, in general after the third year of the grant date.

The objectives of our long-term incentive plan are the recruitment and retention of highly qualified personnel and to allow those who can contribute to our performance the opportunity to participate in our profits. Incentives under the plan are intended to promote continuity among our management and alignment of the interests between our executives and shareholders.

The table below sets forth information about the grants under the Phantom Shares Plan with outstanding virtual shares as of December 31, 2022.

Grants under the Phantom Shares Plan	Year Granted	Total Benefit Granted	Amount of Virtual Shares Granted	Fair Value of Shares on December 31, 2022(1)	Outstanding Virtual Shares as of December 31, 2022(2)
		(in R$ millions)		(in R$ millions)
7th grant	April 12, 2018	35.2	1,622,986	2.3	167,347
8th grant	March 12, 2019	26.0	1,349,153	4.4	323,415
9th grant	March 24, 2020	27.7	1,633,741	15.8	1,157,029
10th grant	November 13, 2020	43.6	6,530,000	59.2	4,326,111
11th grant	March 18, 2021	24.6	2,181,442	17.7	1,293,066
12th grant	March 11, 2022	40.4	2,292,434	8.6	631,352
13th grant	September 05, 2022	187.1	13,662,385	28.4	2,074,484
14th grant	November 18, 2022	78.7	6,254,302	7.4	542,908

(1)	Refers to the estimated fair value of total virtual shares granted in each grant date.
(2)	Refers to outstanding virtual shares as of December 31, 2022 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.

For additional information on this plan, see Note 27 to our 2022 audited consolidated financial statements.

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

For the 2022, 2021 and 2020 fiscal years, we distributed US$19.2 million, US$10.7 million and US$9.0 million to our employees under our profit-sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2022, 2021 and 2020 were US$9.7 million, US$12.0 million and US$12.3 million, respectively. For additional information on our post-retirement benefits, see Note 24.5.2 to our 2022 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$34.2 million as of December 31, 2022, US$36.5 million as of December 31, 2021 and US$24.7 million as of December 31, 2020. The decrease observed in 2022 is related to remeasurement of the plan based on updated actuarial and financial assumptions.

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

The current executive officers were elected by the board of directors, with a term of office lasting until the meeting of our board of directors to be held following the annual general meeting of our shareholders in 2024 to approve our financial statements for the fiscal year ended December 31, 2023. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “6A. Directors and Senior Management—Executive Officers.”

None of our directors is party to an employment agreement providing for benefits upon termination of term. All of our executive officers are party to a service agreement setting forth the rights and obligations of the executive officers.

Audit, Risks and Ethics Committee

Our Audit, Risk and Ethics Committee has no executive power and must have at least three and up to five members, of which (i) the majority of its members must be independent members of the board of directors, (ii) at least one must be an external member, pursuant to our bylaws, (iii) at least one must have acknowledged experience in corporate accounting matters, and (iv) one member must be an independent member of the board of directors with acknowledged experience in corporate accounting matters, or an external member with acknowledged experience in corporate accounting matters. The primary purpose of the Audit Risks and Ethics Committee is to assist the board of directors. The Audit Risks and Ethics Committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent registered accounting firm and monitoring the quality and integrity of internal controls and financial statements. Our Audit, Risk and Ethics Committee is currently composed of three independent members of our board of directors and two external members.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
João Cox Neto	59	Coordinator and Effective member	2015(1)
Claudia Sender Ramirez	48	Effective member	2021
Raul Calfat	70	Effective member	2020
Sergio Eraldo de Salles Pinto	58	External member	2011(2)
Vanessa Claro Lopes	47	External member	2019(3)

(1)	Mr. João Cox Neto was also a member of this committee from April 2011 through April 2013.
(2)	Mr. Sergio Eraldo de Salles Pinto was elected in May 2020 as an external member of the Audit, Risks and Ethics Committee, after resigning as an effective member of our board of directors.
(3)	Ms. Vanessa Claro Lopes was elected on July 16, 2019 as an external member of the Audit, Risks and Ethics Committee.

João Cox Neto. See “—A. Board of Directors.”

Claudia Sender Ramirez. See “—A. Board of Directors.”

Raul Calfat. See “—A Board of Directors.”

Sergio Eraldo de Salles Pinto. Mr. Salles Pinto holds a bachelor’s degree in economics from Centro de Ensino Unificado de Brasília (CEUB) and in electrical engineering from Universidade de Brasília (UnB). He holds a master’s degree in economics from FGV – Rio de Janeiro (EPGE) and a master’s degree in business administration from Universidade Católica do Rio de Janeiro (PUC). Since 2011, he has been serving as chief executive officer of Grupo Bozano. In April 2009, he was elected for the first time as member of our board of directors and served as independent member until May 2020. Mr. Salles Pinto serves as member of the board of directors of Azul Linhas Aéreas.

Vanessa Claro Lopes. Ms. Lopes holds a bachelor’s degree in accounting sciences from Universidade Federal Fluminense, or UFF, a bachelor’s degree in system analysis from FATEC/BS, and a master’s degree in management systems from UFF, with specialization in corporate management from EAESP FGV and computer networks from Universidade São Judas. Ms. Lopes is an external and independent member of our Audit, Risks and Ethics Committee. She has 28 years of professional experience and currently serves as independent member in the boards of directors of Afya Limited and Lojas Americanas S.A.; coordinator of the audit committee of Tegma Logística S.A.; member of the audit committees of Afya Limited and Lojas Americanas S.A.; and member of the fiscal councils of Cosan S.A., Comgás S.A. and Cosan Logística S.A. Mrs. Lopes served as chairman of the fiscal council of Via Varejo S.A. and member of the fiscal councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A. and Estácio Participações S.A. She has significant experience in publicly-held companies, listed in Brazil and in the United States.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our People and ESG Committee:

Name	Age	Position	Year First Elected
Maria Leticia de Freitas Costa	63	Coordinator and effective member	2019
Claudia Sender Ramirez	48	Effective member	2021
João Cox Neto	59	Effective member	2011
Sergio Guillinet Fajerman	50	Effective member	2020
Beatriz Botelho de Oliveira	58	External member	2021

Maria Leticia de Freitas Costa. See “—A Board of Directors.”

Claudia Sender Ramirez. See “—A Board of Directors.”

João Cox Neto. See “—A Board of Directors.”

Sergio Guillinet Fajerman. See “—A Board of Directors.”

Beatriz Botelho de Oliveira. Mrs. Botelho holds a bachelor’s degree in Chemical Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) with a specialization in Environmental and Sanitary Engineering from the Universidade do Rio de Janeiro (UERJ) and an MBA in Business Management from the São Paulo Business School. A professional with 35 years of experience in the environmental and sustainability area, Mrs. Botelho is an Environmental and Sustainability Consultant at B2 Consultoria Ambiental. She was the Head of Environment for South America at Ambev, from 1991 to 2020, including 49 industrial plants. She was responsible for the sustainability strategy supply and Leadership of the Sustainability Committee, responsible for environmental management and control, eco-efficiency indicators as well as environmental training and team building. She performed natural resource preservation work with a reduction of more than 50% in water consumption among other activities. She has experience in Europe and the USA in the development of global environmental policies and standards. She has received 3 global awards for the development of best sustainability practices and 7 consecutive global awards for South America as the Company’s Best Zone in Environmental Management (2014 to 2020), and the 2017 CEBEDS (Brazilian Business Council for Sustainable Development) award for Women’s Leadership in Brazil for Sustainability. Mrs. Botelho is an external and independent member of our People and ESG Committee.

Strategy and Innovation Committee

Our Strategy and Innovation Committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our bylaws. The primary purpose of our Strategy and Innovation Committee is to assist the board of directors. The Strategy and Innovation Committee’s responsibilities include assisting the board of directors in the performance of its duties, focused on the following areas: (i) strategic objectives and macro-projects relating to our strategic plan and action plan, and (ii) potential opportunities in the assessment of new business.

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Strategy and Innovation Committee:

Name	Age	Position	Year First Elected
Raul Calfat	70	Coordinator	2017
Dan Ioschpe	58	Effective member	2020
Kevin G. McAllister	59	Effective member	2021
Maria Leticia de Freitas Costa	63	Effective member	2017
Pedro Wongtschowski	76	Effective member	2015
Todd Messer Freeman	64	Effective member	2021

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

Our fiscal council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our fiscal council and respective alternates, elected at our annual shareholders’ meeting held on April 26, 2022.

The following table sets forth the name and year of election of each of the members of our fiscal council as of the date of this annual report.

Name	Age	Position	Year First Elected
Ivan Mendes do Carmo(1)	60	Effective member	2008
Tarcísio Luiz Silva Fontenele	60	Alternate	2001
José Mauro Laxe Vilela(2)	75	Effective member	2011
Wanderley Fernandes da Silva	49	Alternate	2011
Mario Ernesto Vampré Humberg	59	Effective member	2020
Carla Alessandra Trematore	47	Alternate	2022
Otavio Ladeira de Medeiros	55	Effective member	2022
Adriano Pereira de Paula	59	Alternate	2022

(1)	President of the fiscal council.
(2)	Vice-President of the fiscal council.

D. Employees

The table below sets forth the number of our employees by category at the dates indicated and includes the employees of our wholly owned subsidiaries. The total consolidated employees refer to employees at all of our subsidiaries and joint ventures, including, OGMA, ECTS, and Visiona:

	As of December 31,
	2022	2021	2020
Production Process	8,671	7,882	7,874
Research and Development	3,717	3,562	3,590
Customer Support	3,010	2,847	2,599
Administrative—Production Support	250	253	262
Administrative—Corporate	1450	1,447	1,333

Total (including only wholly owned subsidiaries of Embraer S.A)	1,7263	16,067	15,658

Total Consolidated Employees	1,9475	18,320	18,125

Approximately 80% of our workforce is employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, located in the city of São José dos Campos.

Embraer fully supports the choice of union association of its employees. In Brazil, 6.4% of our employees are unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category, resulting in 100% employees covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

E. Share Ownership

As of December 31, 2022, our board members owned 601 of our common shares and our executive officers did not own any of our common shares. As of the same date, members of our fiscal council owned one of our common shares and none of our directors individually owns more than 1.0% of the outstanding common shares.

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

The table below sets forth information related to the number of shares held by our significant shareholders, as of December 31, 2022, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	112,071,399	15.14
BNDES Participações S.A.—BNDESPAR(3)	39,762,489	5.37
BlackRock, Inc(4).	37,290,149	5.0
União Federal/Brazilian government(5)	1	0.0
Shares in company treasury	5,832,238	0.79
Others	545,508,768	73.67

Total	740,465,044	100.0

(1)	The number of shares includes our ADS.
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
(4)

Blackrock INC. is an American global investment management corporation based in the city of New York, United States. Founded in 1988, initially as a risk management and fixed income institutional asset manager, BlackRock is the world’s largest asset manager.

(5)	The Brazilian government holds our “golden share.”

There have been no significant changes in percentage ownership by any major shareholder in the past three years. On December 31, 2022, we had approximately 101,736 holders of common shares, including common shares in the form of ADSs. On December 31, 2022, an aggregate of 95,454,084 ADSs were held by 152 record holders, including DTC in the United States.

B. Related Party Transactions

The Brazilian Government

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.” As of December 31, 2022, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related-party transactions.”

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

For additional information on the role of the Brazilian government in our business activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For additional information regarding our related-party transactions, see Note 13.1 to our 2022 audited consolidated financial statements.

A Major Customer (Brazilian Government)

The Brazilian government, mainly through the Brazilian Air Force, has been a significant customer of Embraer since its inception. For the year ended December 31, 2022, the Brazilian government, again mainly through the Brazilian Air Force, accounted for 42.5% or US$ 190.2 million of the revenue of our Defense & Security segment. In addition, as of December 31, 2022, we had US$ 370.5 million in contract assets and US$69.6 million in contract liabilities in connection with the Brazilian Armed Forces. We expect to continue to be the primary source of new aircraft and spare parts and services for the Brazilian government. For a description of our transactions with the Brazilian government, see “Item 4. Information on the Company—B. Business Overview—Defense & Security Segment.”

Financing Source

FINEP

We maintain credit facilities with FINEP, which as of December 31, 2022, had a total outstanding balance of US$6.4 million. These loans were extended to us primarily to fund research and development expenses of the Phenom 100 and 300 aircraft and the Legacy 500 aircraft. For additional information on the amounts, maturity dates and interest rates of the principal loans we have with FINEP, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

BNDES

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements.”

We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2022, had a total amount of US$400.0 million. The consummation of the financing is subject to customary conditions precedent. For additional information on the amounts, maturity dates and interest rates of these agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

A Service Provider (Banco do Brasil)

As of December 31, 2022, we maintained cash and cash equivalents of US$2.1 million with Banco do Brasil and several of its affiliates. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.

As of December 31, 2022, R$38.5 million of our cash, cash equivalents and financial investments were indexed to the variation of the CDI rate.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this annual report.

Legal Proceedings

Arbitration Proceedings

On January 24, 2019, we entered into a Master Transaction Agreement (the “MTA” or “Master Transaction Agreement”) and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, which were wrongfully terminated by Boeing, pursuant to which a subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation segment and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture for the promotion and development of new markets and applications for the C-390 Millennium multi-mission transport aircraft.

On January 1, 2020, we implemented the internal carve-out of our Commercial Aviation segment by means of the contribution by Embraer to Yaborã Indústria Aeronáutica S.A. (“Yaborã”) of the net assets comprising assets, liabilities, properties, rights and obligations (subject to certain exceptions) related to our Commercial Aviation segment, through a capital increase.

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

Labor Lawsuits

We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see Note 24 to our 2022 audited consolidated financial statements.

Tax Matters

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payment or recover past payments. For a further discussion of our tax lawsuits, see Notes 23 and 24 to our 2022 audited consolidated financial statements.

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

As of December 31, 2022, there was a US$58.6 million provision recorded as a liability (taxes, labor and civil related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these provisions and contingent liabilities, see Note 24 to our 2022 audited consolidated financial statements.

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

We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$204.4 million, which was equal to 13% of our capital stock as of December 31, 2022.

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

According to our bylaws and subject to shareholder approval, our board of directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes. The reserve may not exceed 80% of our capital stock. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. The balance of the investment and working capital reserve may be used:

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

As of December 31, 2022, our accumulated retained earnings accounted for US$862.7 million. As of December 31, 2022, the amounts are net of minimum dividends and interest on shareholders’ equity paid or payable, as determined by the Brazilian Corporate Law.

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

We have not made any payments in 2022, 2021 and 2020.

No dividends nor interest on shareholders’ equity were approved for 2022, 2021 and 2020. In 2022, 2021 and 2020, we did not distribute interest on shareholders’ equity and interim dividends. In 2018, we distributed US$11.9 million in interest on shareholders’ equity and interim dividends approved by Statutory Board of Directors in connection with shareholders’ equity reserves. In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. For additional information on mandatory distribution of dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Mandatory Distribution.”

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

In 2022, the losses incurred of US$185.4 million reduced again the retained earnings in historical U.S. dollars to US$1,116.1 million, out of which US$862.7 million would be available for distribution in case no restriction exist, but such losses in the amount of R$953.7 million as translated to reais further increased the retained losses translated to reais to R$2,376.6 million.

As of January 1, 2020, we had retained earnings recorded in the statutory reserves in the historical amount of US$2,110.0 million, out of which US$1,856.7 million would be available for distribution under our by-laws. These components in historical reais as of January 1, 2020 were R$2,595.4 million and R$2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$731.9 million, the statutory reserves reduced to US$1,377.8 million, however in reais the reserves were fully absorbed due to the translation of losses incurred at average exchange rate observed in 2020, which cause the losses translated to reais of R$3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, we presented retained losses of R$ 1,021.0 million as of December 31, 2020 under the Brazilian Corporate Law requirements, which restricts us to distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings. In 2021, the losses incurred of US$44.7 million reduced the statutory reserve (retained earnings) in historical U.S. dollars to US$ 1,301.5 million, out of which US$1,048.1 million would be available for distribution in case no restriction exist, but such losses in the amount of R$274.8 million as translated to reais further increased the retained losses translated to reais to R$1,423.0 million.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2022. For further information, see Note 37 to our 2022 audited consolidated financial statements.

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

The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2022, the B3 had an aggregate market capitalization of approximately R$4.2 trillion, equivalent to US$0.8 trillion. In comparison, the NYSE had a market capitalization of approximately US$24.1 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2022, we accounted for approximately 0.3% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.

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

Description of Capital Stock

General

As of December 31, 2022, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 5,832,238 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,000 common shares, irrespective of any amendment to our bylaws and of shareholder approval. As of March 30, 2023, we had 734,632,806 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.

Share Buyback

On November 12, 2020, our board of directors approved a share buyback program for our common shares, in compliance with Instrução CVM No. 77, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 7,000,000 common shares. Our common shares outstanding totaled 736,143,105 as of November 12, 2020 and our total of treasury shares as of this date was 4,291,938 which was based on the shareholder base of November 12, 2020. The acquisition of 7,000,000 common shares had a maximum duration, within the buyback program, of 12 months and expired on November 12, 2021. In 2021, we bought back 1,540,300 shares which is the total of the shares repurchased in the aforementioned program.

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

Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Resolution No. 80, as amended, and aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals and candidates for the election of members of the board of directors or fiscal council. For this purpose, this regulation provided the following:

•	the remote voting bulletin through which shareholders may exercise their right to vote prior to the date the shareholders’ meeting is held;

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

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;

•	the right to participate equally and proportionally in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights”;

•	the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

•	the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “—Redemption and Right of Withdrawal.”

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

Election of Board of Directors

The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees (one board member and his or her alternate will be appointed by the Employee Investment Club of the Company (CIEMB - Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A candidate may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

Any shareholder or group of shareholders has a right to propose and submit a slate of members for election to the board of directors different than the slate provided according to our bylaws (i.e., proposed by the board of directors). The same shareholder or group of shareholders may not submit more than one slate. Our bylaws also contain a provision whereby a shareholder that intends to appoint an alternative slate must send written notice at least ten days prior to the general meeting at which the members of the board of directors will be elected, providing us with the name and other particulars and professional resume of the candidates. In case we receive this notice, we must publish a press release to our shareholders, which also must be available on our website within at least eight days before the date of the general meeting, informing shareholders how to obtain a copy of the proposed slate.

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

According to the Brazilian Corporate Law, in events of consolidation, merger, merger of shares (incorporação de ações), participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class. According to CVM Resolution No.78, the applicable general stock index is the Bovespa index, or Ibovespa, of which we are a component.

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

Not applicable.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs should not be taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833, 2003. However, we cannot assure you about how Brazilian tax authorities and courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs can vary depending on the domicile of the Non-Brazilian Holder, the form by which the Non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at rates ranging from 15% to 22.5%, (or 25% in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction as defined below), if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of these shares were sold on the day of deposit or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in case of Non-Brazilian Holders registered under Resolution No. 4,373/14 from the Brazilian Central Bank, or the 4,373 Holder, that are not resident in a Low or Nil Tax Jurisdiction (as defined below). Prospective holders of common shares should consult their own tax advisors as to the tax consequences of the deposit in exchange for ADSs. The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

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

The Brazilian Corporate Law establishes that interest attributed to shareholders’ equity in respect of the common shares paid to shareholders who are Non-Brazilian holders, including Non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, (or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below). The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

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

Taxation on Foreign Exchange Transactions, or IOF/Exchange. Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the common shares and ADSs may be subject to the IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%.

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

Brazilian Tax Reform. In addition to the potential effects already mentioned above about the taxation of dividends and revocation of the interest on shareholder’s equity, the Brazilian Government and Congress have been discussing several different bills and proposed amendments to the Federal Constitution in the context of the Brazilian tax reform. Some of these proposals may significantly change the Brazilian tax system and affect the way we calculate our direct and indirect taxes. At this point we cannot assure if, when and how any of these changes will be implemented and which effects it could have in our operations.

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

In addition, there is no discussion herein of state, local, or non-U.S. tax considerations of the purchase, ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or Code, its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions as of the date of this annual report. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares for U.S. federal income tax purposes that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (1) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that we are not a controlled foreign corporation or a passive foreign investment company, or PFIC, in either case, for U.S. federal income tax purposes.

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

Dividends paid by Embraer will not be eligible for the dividends-received deduction allowed to certain domestic corporations under the Code.

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

Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes, and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax”, which may be unclear or difficult to determine). U.S. Holders may instead claim a deduction in respect of such Brazilian income taxes, provided that, if such withholding tax is a

“covered withholding tax”, the U.S. Holder elects to deduct (rather than credit) all foreign taxes paid or accrued for the taxable year. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2022 taxable year. However, Embraer cannot assure you that it was not a PFIC with respect to its 2022 taxable year or that it is not or will not become a PFIC in 2023 or future years. See “—Passive Foreign Investment Company Rules.”

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

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, even if the Brazilian tax is otherwise a creditable tax, U.S. Holders who do not have sufficient foreign source income still might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are extremely complex and subject to limitations. U.S. Holders are urged to consult their own independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

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

As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it was a PFIC for 2022 or in prior years. Although Embraer is not aware that it will be a PFIC in 2023 or future years, this will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer is not a PFIC or will not become a PFIC for 2023 or a future year.

U.S. Holders are urged to consult their own independent tax advisors regarding the potential application of the PFIC rules and related reporting requirements to the common shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should Embraer be considered a PFIC for any taxable year.

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017 (TCJA) and U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the economic fallout of the COVID-19 pandemic. The CARES Act includes several provisions that affect Embraer. The act provided for an employee retention credit to assist with employers keeping employees on payroll even if they cannot physically report to work under the COVID-19 restrictions. The Act also included a five-year net operating loss carryback provision which enables companies to benefit from certain losses and re-measure certain deferred tax assets and liabilities at the former federal tax rate of 35%. In addition, the CARES Act provided a delay in making required payroll tax deposits, as well as extension and first quarter estimated tax payments. The purpose of this delay was to assist companies with cash flow issues. The provisions of the CARES Act did not have a significant impact on Embraer for the years ended December 31, 2022 and 2021.

The TCJA amended the Code section 174, requiring expenses which are categorized as research and experimental (R&E) to be capitalized for tax purposes. The new measure became effective as of January 1, 2022. Capitalized assets are then amortized over five years (or 15 years for expenditure attributable to foreign research). The impact of this change in 2022 was capitalization of US$99.7 million of expenses and amortization deduction of US$3.8 million. This legislation is currently under consideration, and congress could provide temporary Section 174 relief as of the Build Block Better Bill.

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other taxable disposition of Embraer common shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

Corporate Alternative Minimum Tax (CAMT)

The Inflation Reduction Act of 2022 created the CAMT. This imposes a 15% minimum tax on the adjusted financial statement income of large corporations for taxable years beginning in 2023. Based on our latest financial information, we believe that we should not be affected by the CAMT with respect to our 2022 taxable year. Although we are not aware that we will be affected by the CAMT with respect to 2022 or future years, this will depend on the relevant financial information at the time of determination. Accordingly, there can be no assurance that we will not be affected by the CAMT for 2023 or a future year.

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

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our principal executive office, located at Avenida das Nações Unidas, 8501, 30th floor, Eldorado Business Tower, 05425-070, Pinheiros, São Paulo, SP, Brazil.

I. Subsidiary Information

Not required.

J. Annual Report to Security Holders

Not applicable.

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

Our short- and long-term debt obligations totaled US$3.2 billion as of December 31, 2022 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$3.1 billion), US$2.7 billion was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$483.9 million, which corresponds to 15.1% of our debt denominated in U.S. dollars, was indexed to LIBOR or SIFMA. We will have to transition away from LIBOR as a benchmark to our debt in 2023, since the banks’ obligations to report information used to set LIBOR will cease by then. While we are taking actions together with the counterparty financial institutions to mitigate potential impacts due to the reform and discontinuation of LIBOR, we not expect material impacts nor expect an impact on existing hedge agreements.

Of our US$10.3 million Brazilian real-denominated debt as of December 31, 2022, US$3.9 million bears interest at a variable rate based on the TJLP, IPCA and CDI, and US$6.4 million bears interest at a fixed rate. Of our US$31.3 million euro-denominated debt as of December 31, 2022, US$4.4 million bears interest at a variable rate based on EURIBOR, and US$26.9 million bears interest at a fixed rate.

The table below provides information about our short-term debt obligations as of December 31, 2022, which are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2022(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	5.8%	252.7	256.2
U.S. dollars (Floating indexed)	5.2%	21.0	36.3
Euros (Fixed rate)	3.0%	26.9	24.9
Euros (Floating indexed)	1.3%	1.4	1.4
Reais (Fixed rate)	3.5%	6.4	6.3
Reais (Floating indexed)	16.6%	0.1	0.3

Total short-term debt		308.5	325.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2022.

The table below provides information about our long-term debt obligations as of December 31, 2022, which are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2022(1)	Total Amount Outstanding	2024	2025	2026	2027	2028 and thereafter	Total Fair value

	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	5.7%	2,487.9	9.5	958.8	—	728.6	791.0	2,431.5
U.S. dollars (Floating indexed)	3.5%	400.0	300.0	—	—	100.0		355.1
Euros (Floating indexed)	1.3%	3.0	—	—	3.0	—	—	2.5
Reais (Floating indexed)	16.6%	3.8	—	—	3.8	—	—	3.0

Total long-term debt		2,894.7	309.5	958.8	6.8	828.6	791.0	2,792.1

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2022.

The table below provides information about our short-term debt obligations as of December 31, 2022, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 2022(1)	Total Amount Outstanding	Total Fair Value

	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed rate)	5.8%	252.7	256.2
U.S. dollars (Floating indexed)	5.2%	21	36.3
Euros (Fixed rate)	3.0%	26.9	24.9
Euros (Floating indexed)	1.3%	1.4	1.4
Reais (Fixed rate)	3.5%	6.4	6.3
Reais (Floating indexed)	16.6%	0.1	0.3

Total short-term debt		308.5	325.4

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2022.

The table below provides information about our long-term debt obligations as of December 31, 2022, after taking into account the effects of the aforementioned derivative transactions:

	Weighted Average Interest Rate 20221)	Total Amount Outstanding	2024	2025	2026	2027	2028 and There- after	Total Fair value

	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	5.7%	2,487.9	9.5	958.8	—	728.6	791.0	2,431.5
U.S. dollars (Floating indexed)	3.5%	400.0	300.0	—	—	100.0	—	355.1
1.3%3.0-3.0-2.5Euros (Floating indexed)	1.3%	3.0	—	—	3.0	—	—	2.5
Reais (Floating indexed)	16.6%	3.8	—	—	3.8	—	—	3.0

Total long-term debt		2,894.7	309.5	958.8	6.8	828.6	791.0	2,792.1

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2022.

For further information, see Note 25.3.4(a) to our 2022 audited consolidated financial statements included elsewhere in this annual report.

Foreign Exchange Rate Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non—U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on these assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of income as foreign exchange gain (loss), net.

Our cash flow exposure comes as a result of the fact that 7.6% of our revenues and 11.1% of our total costs are denominated in reais. Having more real denominated costs than revenues generates the exposure. For additional information on our hedges and derivate instruments, see Note 8 to our 2022 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2022, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2023	2024	2025	2026	There- after	Total Fair Value

	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	131.3	131.3	—	—	—	—	131,3
In Euro	62.0	62.0	—	—	—	—	62.0
In other currencies	4.1	4.1	—	—	—	—	4.1
Trade accounts receivable
In Reais	96.9	96.9	—	—	—	—	96.9
In Euro	25.4	25.4	—	—	—	—	25.4
In other currencies	0.4	0.4	—	—	—	—	0.4
Other assets
In Reais	278.1	179.6	98.5	—	—	—	278.1
In Euro	34.4	33.3	1.1	—	—	—	34.4
In other currencies	0.7	0.7	—	—	—	—	0.7

Total assets in Reais	506.3	407.8	98.5	—	—	—	506.3

Total assets in Euro	121.8	120.7	1.1	—	—	—	121.8

Total assets in other currencies	5.2	5.2	—	—	—	—	5.2

LIABILITIES
Loans
In Reais	10.2	6.4	—	—	3.8	—	10.2
In Euro	31.1	28.1	1.4	1.4	0.2	—	31.1
Accounts payable to suppliers
In Reais	89.9	89.9	—	—	—	—	89.9
In Euro	44.9	44.9	—	—	—	—	44.9
In other currencies	2.4	2.4	—	—	—	—	2.4
Customer advances
In Reais	760.5	620.9	139.6	—	—	—	760.5
In Euro	51.2	51.2	—	—	—	—	51.2
In other currencies	1.5	1.5	—	—	—	—	1.5
Other accounts payable & accrued liabilities
In Reais	430.2	268.7	161.5	—	—	—	430.2
In Euro	39.9	37.9	2.0	—	—	—	39.9
In other currencies	3.4	3.1	0.3	—	—	—	3.4

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2023	2024	2025	2026	There- after	Total Fair Value

	(in US$ millions)
Taxes and payroll charges payable
In Reais	55.2	38.1	17.1	—	—	—	55.2
In Euro	6.2	6.2	—	—	—	—	6.2
Accrued taxes on income
In Reais	5.7	5.7	—	—	—	—	5.7
In Euro	0.9	0.9	—	—	—	—	0.9
In other currencies	4.0	4.0	—	—	—	—	4.0
Contingencies
In Reais	52.0	14.1	5.9	5.9	5.9	20.2	52.0
In Euro	1.9	0.7	0.2	0.2	0.2	0.6	1.9

Total liabilities in Reais	1,403.7	1,043.8	324.1	5.9	9.7	20.2	1,403.7

Total liabilities in Euro	176.1	169.9	3.6	1.6	0.4	0.6	176.1

Total liabilities in other currencies	11.3	11.0	0.3	—	—	—	11.3

Total exposure in Reais	(897.4)	(636.0)	(225.6)	(5.9)	(9.7)	(20.2)	(897.4)

Total exposure in Euro	(54.3)	(49.2)	(2.5)	(1.6)	(0.4)	(0.6)	(54.3)

Total exposure in other currencies	(6.1)	(5.8)	(0.3)	—	—	—	(6.1)

For further information, see Note 25.3.4(b) to our 2022 audited consolidated financial statements included elsewhere in this annual report.

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

For further information, see Note 25.3.2 to our 2022 audited consolidated financial statements included elsewhere in this annual report.

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

Depositary Payments for the Year December 31, 2022

According to our contractual arrangements with JPMorgan, in 2022, JPMorgan paid us a gross amount of US$1.2 million in connection with investor relations related expenses of Embraer incurred in 2022.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required financial disclosure.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2022. Based on this evaluation, our principal executive officers and principal financial officer have concluded, together with management, that our disclosure controls and procedures were not effective as of December 31, 2022, due to material weaknesses, as described below.

As discussed elsewhere in this Annual Report on Form 20-F, our subsidiary Eve Holding, Inc. (“Eve Holding”), formerly known as EVE UAM, LLC (“EVE”), completed a business combination on May 9, 2022 (“Business Combination”) with Zanite Acquisition Corporation (“Zanite”), a special purpose acquisition company (“SPAC”). The Business Combination was considered to be a significant unusual transaction. As disclosed in Eve Holding’s Form 10-Q/A filed on December 8, 2022, errors in the initial accounting for the Business Combination led to the restatement of Eve Holding’s interim financial statements of as of and for the three-month and six-month periods ended June 30, 2022.

At the Embraer level, while our management had performed an analysis of the accounting effects of the Business Combination, after engaging in consultation with external specialists, the aforementioned errors also led to related errors in our consolidated financial statements, which have been corrected by our management in our financial statements as of and for the year ended December 31, 2022.

Notwithstanding the material weaknesses in internal controls over financial reporting identified in our Management’s Annual Report on Internal Controls Over Financial Reporting (see “—Item 15. (b) Management’s Annual Report on Internal Controls Over Financial Reporting”), our management performed additional analysis as deemed necessary to ensure that our consolidated financial statements as of and for the year ended December 31, 2022 were prepared in accordance with IFRS. Accordingly, our management believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows of the periods presented in accordance with IFRS.

(b) Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS. Our internal controls over financial reporting include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In this context, our management, with the participation of the chief executive officer and chief financial officer, under the oversight of our Audit Committee, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal controls over financial reporting were not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We did not have sufficient personnel with appropriate qualifications, experience and training related to certain complex accounting matters. As a result, there was ineffective risk assessment such that certain process-level controls were not designed, implemented or operated effectively related to the accounting for the Business Combination between Eve Holding and Zanite.

These deficiencies resulted in material misstatements in our consolidated financial statements during the year ended December 31, 2022, related to the Business Combination that have been corrected by our management. Because there is a reasonable possibility that a material misstatement in the consolidated financial statements may not be prevented or detected on a timely basis, management concluded these deficiencies represent material weaknesses in our internal controls over financial reporting.

(c) Report of the Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda (“KPMG”), who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an audit report expressing an adverse opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022. KPMG’s report appears on page F-6 of this Annual Report on Form 20-F.

(d) Management’s Remediation Plan

In order to address the material weaknesses in internal controls over financial reporting described above, our management, under the oversight of our Audit Committee, is in the process of developing and implementing remediation plans to address the control deficiencies that led to these material weaknesses. We are committed to ensuring that our internal controls over financial reporting are effective. Our remediation plan includes:

•	Improvements in our policies and procedures with respect to significant unusual transactions;

•

Engagement of external consultants to assist in the design, implementation, documentation, and recommendations of internal controls with respect to complex accounting matters concerning business combinations, restructuring or acquisitions, and other significant unusual transactions.

•	Regular technical training for our employees, mainly those involved with the financial reporting process at the Embraer level in main subsidiaries, regarding accounting practices and standards;

•	Enhancement of a global training program and communication plan for all Embraer group.

Changes in Internal Controls over Financial Reporting

Except for the material weaknesses identified above, there was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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
The following table sets forth by category of service the aggregate fees
billed for professional services rendered by our principal accountants for each of the last two fiscal years, namely: (i) KPMG Auditores Independentes Ltda. (PCAOB ID 1124 and located in São Jose dos Campos , Brazil) during the fiscal year ended December 31, 2022, and (ii) PricewaterhouseCoopers Auditores Independentes Ltda. for (PCAOB ID 1351 and located in São José dos Campos, Brazil) during the fiscal year ended December 31, 2022 and December 31, 2021:

Principal accountant fees and services	Year ended December 31,
	2022	2021
	(in US$ thousands)
Audit Fees	2,993.3	3,611.6
Audit-Related Fees	449.2	1,528.1
Tax Fees	102.6	40.3
All Other Fees	1,280.1	40.4

Total	4,825.2	5,220.4

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
Audit-Related Fees
For the year ended December 31, 2022 and December 31, 2021, audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to us and some of our subsidiaries related to documents filed with regulatory and government agencies, and some other fees related to compliance services rendered for some of our subsidiaries, and services related to information technology diagnosis.
For the year ended December 31, 2021, audit-related fees also included audit services and issuance of related audit reports in connection with EVE’s transaction with the special purpose acquisition company Zanite Acquisition Corp, as well as agreed upon procedures.

Tax Fees
Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.
All Other Fees
All other fees refer to miscellaneous permitted compliance services rendered for some subsidiaries and services related to IT diagnosis.
For the year ended December 31, 2022, all other fees also included fees payable in connection with permitted advisory services provided to our subsidiary EVE.
Pre-Approval
Policies and Procedures
Our board of directors approved all audit and audit-related services provided by PricewaterhouseCoopers Auditores Independentes Ltda. in 2021 and by KPMG Auditores Independentes Ltda. in 2022. Any services provided by KPMG Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved
by our audit, risk and ethics committee in advance of any engagement. Pursuant to
Rule 2-01
of
Regulation S-X,
audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis
exception prior to the completion of an audit engagement. In 2022 and 2021, none of the fees paid to PricewaterhouseCoopers Auditores Independentes Ltda. or KPMG Auditores Independentes Ltda. were approved pursuant to the de minimis
exception.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On December 7, 2007, our board of directors approved a share buyback program for our common shares, in compliance with CVM Resolution No. 567, for the purpose of adding value to our shareholders through the management of our capital structure. We were authorized to buy back up to an aggregate of 16,800,000 common shares, representing approximately 2.3% of our outstanding capital, which totaled 740,465,044 outstanding common shares. The acquisition of the shares was made on the B3 and the common shares bought back were kept in treasury form, and the treasury shares did not have any political or economic rights. The program was terminated on March 31, 2008. A total of 16,800,000 shares were purchased at an average price of R$19.06 per share.
On March 10, 2016, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 77. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. A total of 3,000,000 common shares were repurchased at an average price of R$20.00 per share from March 17 through June 30, 2016.
On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 77. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing approximately 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. A total of 3,000,000 common shares were repurchased at an average price of R$16.13 per share from June 6 through August 29, 2017.
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
In June 2017, the CVM approved a new rule, CVM Resolution No.80, which establishes that companies must inform whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance
with those practices. Additionally, the B3 and the Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices in Brazil.
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
Edition and was approved on November 7, 2019.
Internal Audit Function
NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit reports to the Audit, Risks and Ethics Committee, and risk management and internal control
s
report to the Chief Financial Officer, respectively, assuring the necessary independence and competence to assess the design of our internal contro ls
 over financial reporting, as well as to test
their
 e
ffectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

16H.	MINE SAFETY DISCLOSURE
Not applicable.

16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the reports of the Independent Registered Public Accounting Firms thereon, are filed as part of this annual report and are located following the signature page hereof.

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer dated September 1, 2021 (English translation).*

2.1	Form of Third Amended and Restated Deposit Agreement, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, dated as of 2019, incorporated herein by reference from Exhibit (a) from Embraer’s Form F-6 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission (SEC File No. 333-133162) on November 18, 2019.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.3	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

8.1	List of Embraer’s subsidiaries.*

11.1	Code of Ethics and Conduct, dated November 7, 2019.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Section 1350 Certification of Chief Executive Officer.*

13.2	Section 1350 Certification of Chief Financial Officer.*

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema.*

Exhibit Number	Description

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*

*	Filed herewith.

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

Date: March 30, 2023

Embraer S.A.
Consolidated Financial Statements
as of December 31, 2022
and Report of Independent Registered
Public Accounting Firm

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Embraer S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Embraer S.A. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These
consolidated
financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition for long-term contracts in the Defense & Security segment
As described in Notes 2.2.25.c, 3.1.1 and 29 of the consolidated financial statements, a portion of the Company’s revenue is derived from long-term contracts related to the Defense and Security segment, for which the performance obligation is satisfied over time, measured using the ratio of actual cumulative costs incurred divided by total estimated costs at completion for progress measurement. Revenue recognition related to development contracts in the Defense & Security segment is based on Management’s estimates of total costs at completion, as such costs become evident due to changes in circumstances and new events, such as contract modifications.
We identified the evaluation of the total estimated costs at completion as a component of revenue recognized from long-term contracts in the Defense & Security segment as a critical audit matter. Evaluating the Company’s determination of total estimated costs used in the initial budget and subsequent revisions and monitoring of such costs involved a high degree of subjective auditor judgment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue recognition process, including controls over the determination of total estimated costs to be incurred in the initial budget and subsequent revisions and monitoring of such costs. We evaluated total estimated costs at completion by:

•	inspecting contracts signed between the Company and customers to evaluate the effects of the relevant contractual clauses

•	analyzing underlying documentation for a sample of actual costs incurred to date

•
performing a retrospective analysis comparing costs budgeted to be incurred up to December 31, 2022 with costs actually incurred through that date to assess the Company’s ability to accurately forecast.

Impairment assessments of long-lived
non-financial
assets
As described in Notes 2.2.14, 3.2 and 17 to the consolidated financial statements, the Company performs an impairment test for all cash-generating units (CGUs) with indefinite-lived intangible assets on annual basis. An analysis for CGUs with definite-lived assets is performed each quarter to evaluate whether there is any indication a CGU might be impaired to perform an impairment test. The Company applies the value in use concept, using discounted cash flow projections. When the impairment test is performed, the Company compares the carrying amounts of the Company’s CGUs with its recoverable amounts, which is determined at the higher between its value in use and fair value less cost to sell. An impairment charge is recognized when the carrying amount exceeds the recoverable amount.
We identified the evaluation of impairment assessments for long-lived non-financial
assets for certain CGUs as a critical audit matter. A high degree of subjective auditor judgment and effort, including specialized skills and knowledge, were required to evaluate the significant assumptions included in the Company’s projected future cash flows used to estimate the recoverable value of the long-lived assets, specifically the revenue growth rates, gross margins, and discount rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for long-lived non-financial
assets for certain CGUs, including controls over the determination of the revenue growth rates, gross margins, and discount rate used in the related projected cash flows. We evaluated the Company’s revenue growth rates, gross margins, and discount rate by considering external market and industry data. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the significant assumptions, by comparing with industry data and other information available from external sources.
Transaction with Zanite Acquisition Corporation
As discussed in Notes 1.1.2, 2.2.6 a, 3.3 and 12.3 to the consolidated financial statements, on May 9, 2022, a business combination involving the Company, and two of its wholly owned subsidiaries Embraer Aircraft Holding, Inc. (EAH) and Eve UAM, LLC (Eve), and Zanite Acquisition Corporation (Zanite), a special purpose acquisition company, was completed through the full exchange of the shares of Eve for 220,000,000 common shares of Zanite (Zanite transaction).
We identified the evaluation of the application of accounting policy for the Zanite transaction as a critical audit matter. A high degree of complex auditor judgment was required in evaluating (1) the determination of whether the listing expenses within the Zanite transaction were within the scope of IFRS 2, (2) the determination of whether transaction costs were direct and incremental for the transaction, and (3) the initial and subsequent measurement of put options and warrants, specifically the assessment of the probability of occurrence of future contingent events that would allow investors to exercise the right to purchase the shares. Additionally, specialized skills and knowledge were required in evaluating the probability of future contingent events.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the application of accounting policy for the Zanite transaction, including listing expenses, by reading the contracts that related to the transaction. We inspected the underlying documentation for a selection of transaction costs to evaluate the Company’s determination of whether the costs were direct and incremental for the transaction. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the initial and subsequent measurement of put options and warrants issued in the transaction by evaluating the Company’s assessment of the probability of occurrence of future contingent events that would allow investors to exercise the warrants by analyzing underlying documentation.
KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2022
São José dos Campos, SP, Brazil
March 30,2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Embraer S.A.
Opinion on Internal Control Over Financial Reporting
We have audited Embraer S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2023 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:
The Company did not have sufficient personnel with appropriate qualifications, experience and training related to certain complex accounting matters. As a result, there was ineffective risk assessment such that certain process-level controls were not designed, implemented or operated effectively related to the accounting for the Business Combination between its subsidiary, Eve Holding (formerly EVE), and Zanite Acquisition Corporation.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
KPMG Auditores Independentes Ltda.
São José dos Campos, SP, Brazil
March 30, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Embraer S.A.
Opinion on the Financial Statements
We have audited the consolidated
statements of financial position of Embraer S.A.
and its subsidiaries
(the “Company”) as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated
financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated
financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/
PricewaterhouseCoopers
Auditores Independentes Ltda.
São José dos Campos, Brazil
March 31, 2022
We served as the Company’s auditor from 2017 to 2022.

Embraer S.A.
Consolidated Statements of Financial Position as of December 31, 2022 and 2021
(In millions of U.S. dollar
)

ASSETS	Note	12.31.2022	12.31.2021
CURRENT
Cash and cash equivalents	5	1,816.9	1,818.3
Financial investments	6	494.4	750.8
Trade accounts receivable, net	7	202.9	189.0
Derivative financial instruments	8	5.4	0.1
Customer and commercial financing	9	50.8	9.6
Contract assets	29.b	505.4	582.3
Inventories	10	2,329.0	1,986.0
Income tax and social contribution		105.5	114.5
Other assets	11	246.3	194.3

		5,756.6	5,644.9

Assets held for sale	15	—	230.9

		5,756.6	5,875.8

NON-CURRENT
Financial investments	6	170.0	65.6
Trade accounts receivable, net	7	2.3	—
Derivative financial instruments	8	5.7	—
Customer and commercial financing	9	50.4	22.4
Contract assets	29.b	0.7	—
Deferred income tax and social contribution	23.1	48.1	97.6
Other assets	11	135.2	128.0
Investments		12.3	4.4
Property, plant and equipment, net	14	1,649.2	1,687.6
Intangible assets, net	16	2,246.5	2,213.4
Right of use		65.1	60.2

		4,385.5	4,279.2

TOTAL ASSETS		10,142.1	10,155.0

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

Embraer S.A.
Consolidated Statements of Financial Position as of December 31, 2022 and 2021
(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2022	12.31.2021
CURRENT
Trade accounts payable	18	739.5	495.2
Trade accounts payable - Supplier finance	19	27.5	14.8
Lease liability	20	12.0	11.5
Loans and financing	20	308.5	574.2
Other payables	21	319.9	257.1
Contract liabilities	29.b	1,469.0	1,204.6
Derivative financial instruments	8	57.4	2.9
Taxes and payroll charges payable	22	47.2	40.4
Income tax and social contribution		107.2	71.6
Unearned income		2.6	2.5
Provision	24.1	126.5	108.9

		3,217.3	2,783.7
Liabilities held for sale	15	—	45.1

		3,217.3	2,828.8

NON-CURRENT
Lease liability	20	59.0	52.3
Loans and financing	20	2,894.7	3,452.7
Other payables	21	51.1	60.5
Contract liabilities	29.b	495.0	308.7
Derivative financial instruments	8	40.1	3.0
Taxes and payroll charges payable	22	13.2	10.0
Income tax and social contribution	23.4	4.0	—
Deferred income tax and social contribution	23.1	370.6	505.8
Unearned income		22.6	37.7
Provision	24.1	150.2	120.5

		4,100.5	4,551.2

TOTAL LIABILITIES		7,317.8	7,380.0

SHAREHOLDERS’ EQUITY
Capital	26.1	1,551.6	1,551.6
Treasury shares	26. 3	(28.2)	(28.2)
Revenue reserves		1,116.1	1,301.5
Share-based remuneration		40.3	37.4
Other comprehensive loss		(189.7)	(167.7)
Result in transactions with non controlling interest		77.4	(26.7)
		2,567.5	2,667.9
Non-controlling interests		256.8	107.1

TOTAL SHAREHOLDERS’ EQUITY		2,824.3	2,775.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,142.1	10,155.0

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

Embraer S.A.
Consolidated Statements of Income Years Ended 2022, 2021 and 2020
(In millions of U.S. dollar)

	Note	12.31.2022	12.31.2021	12.31.2020
REVENUE	29 .a	4,540.4	4,197.2	3,771.1
Cost of sales and services		(3,628.2)	(3,537.6)	(3,293.5)

GROSS PROFIT		912.2	659.6	477.6
OPERATING INCOME (EXPENSE)
Administrative	30	(184.9)	(153.2)	(143.4)
Selling	30	(274.4)	(226.4)	(194.0)
Expected credit (losses) reversals over financial assets and contract assets	30	(17.4)	13.0	(61.8)
Research	30	(110.0)	(43.0)	(29.8)
Other operating expense, net	31	(444.5)	(49.8)	(374.7)
Equity in associates	30	8.5	1.1	2.7

OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULT		(110.5)	201.3	(323.4)
Financial income	32	121.9	74.8	29.1
Financial expenses	32	(245.4)	(274.2)	(261.8)
Foreign exchange gain (loss), net	33	28.2	25.5	(79.1)

INCOME (LOSS) BEFORE INCOME TAX		(205.8)	27.4	(635.2)
Income tax expense	23.3	2.3	(70.9)	(93.1)

LOSS FOR THE YEAR		(203.5)	(43.5)	(728.3)

Attributable to :
Owners of Embraer		(185.4)	(44.7)	(731.9)
Non-controlling interests		(18.1)	1.2	3.6
Earnings (loss) per share - basic in US$	28	(0.25)	(0.06)	(0.99)
Earnings (loss) per share - diluted in US$	28	(0.25)	(0.06)	(0.99)
The accompanying notes are an integral part of these consolidated financial statements.

F-
10

Embraer S.A.
Consolidated Statements of Comprehensive Income Years Ended 2022, 2021 and 2020
(In millions of U.S. dollar)

	12.31.2022	12.31.2021	12.31.2020

LOSS FOR THE YEAR	(203.5)	(43.5)	(728.3)
ITEMS THAT WILL NOT BE RECLASSIFIED THROUGH PROFIT OR LOSS
Remeasurement of post-employment benefit	7.2	(9.5)	—
Listing expenses	135.7	—	—
ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED THROUGH PROFIT OR LOSS
Financial instruments - Cash flow hedge	4.2	(8.9)	9.0
Other comprehensive income	—	—	3.5
Translation adjustments	(30.6)	(67.8)	62.1

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS	116.5	(86.2)	74.6

TOTAL OF COMPREHENSIVE LOSS	(87.0)	(129.7)	(653.7)

Attributable to:
Owners of Embraer	(207.4)	(124.2)	(669.4)
Non-controlling interests	120.4	(5.5)	15.7

	(87.0)	(129.7)	(653.7)

The accompanying notes are an integral part of these consolidated financial statements.

F-
1
1

Embraer S.A.
Consolidated Statements of Changes in Shareholders’ Equity Years Ended
(In millions of U.S. dollar)

				Revenue reserves					Other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Result in transactions with non-controlling interest	Retained earnings	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total	Non- controlling interest	Total shareholders’ equity

At December 31, 2019	1,551.6	(26.5)	37.4	49.0	204.4	1,856.7	(4.2)	(31.6)	(39.2)	(110.0)	(1.5)	3,486.1	96.9	3,583.0

Loss for the year	—	—	—	—	—	—	—	(731.9)	—	—	—	(731.9)	3.6	(728.3)
Translation adjustments	—	—	—	—	—	—	—	—	—	53.5	—	53.5	8.6	62.1
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	9.0	9.0	—	9.0
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	3.5	3.5

Total of comprehensive loss	—	—	—	—	—	—	—	(731.9)	—	53.5	9.0	(669.4)	15.7	(653.7)
Stock options grants exercised	—	0.8	—	—	—	—	—	(0.4)	—	—	—	0.4	—	0.4
PUT options of non-controlling interest	—	—	—	—	—	—	(22.2)	—	—	—	—	(22.2)	—	(22.2)
Allocation of profits:
Absorption of reserves by loss for the year	—	—	—	—	—	(732.3)	—	732.3	—	—	—	—	—	—

At December 31, 2020	1,551.6	(25.7)	37.4	49.0	204.4	1,124.4	(26.4)	(31.6)	(39.2)	(56.5)	7.5	2,794.9	112.6	2,907.5

Loss for the year	—	—	—	—	—	—	—	(44.7)	—	—	—	(44.7)	1.2	(43.5)
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	(9.5)	—	—	(9.5)	—	(9.5)
Translation adjustments	—	—	—	—	—	—	—	—	—	(61.1)	—	(61.1)	(6.7)	(67.8)
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	(8.9)	(8.9)	—	(8.9)

Total of comprehensive loss	—	—	—	—	—	—	—	(44.7)	(9.5)	(61.1)	(8.9)	(124.2)	(5.5)	(129.7)
Repurchases of common shares	—	(2.5)	—	—	—	—	—	—	—	—	—	(2.5)	—	(2.5)
PUT options of non-controlling interest	—	—	—	—	—	—	(0.3)	—	—	—	—	(0.3)	—	(0.3)
Allocation of profits:
Absorption of reserves by loss for the year	—	—	—	—	—	(76.3)	—	76.3	—	—	—	—	—	—

At December 31, 2021	1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	(26.7)	—	(48.7)	(117.6)	(1.4)	2,667.9	107.1	2,775.0

Loss for the year	—	—	—	—	—	—	—	(185.4)	—	—	—	(185.4)	(18.1)	(203.5)
Actuarial loss on post employment benefit obligation	—	—	—	—	—	—	—	—	7.2	—	—	7.2	—	7.2
Translation adjustments	—	—	—	—	—	—	—	—	—	(33.4)	—	(33.4)	2.8	(30.6)
Financial instruments - Cash flow hedge	—	—	—	—	—	—	—	—	—	—	4.2	4.2	—	4.2
Listing expenses	—	—	—	—	—	—	—	—	—	—	—	—	135.7	135.7

Total of comprehensive loss	—	—	—	—	—	—	—	(185.4)	7.2	(33.4)	4.2	(207.4)	120.4	(87.0)
Share-based remuneration	—	—	2.9	—	—	—	—	—	—	—	—	2.9	—	2.9
Result in transactions with non controlling interest	—	—	—	—	—	—	104.1	—	—	—	—	104.1	29.3	133.4
Absorption of reserves by loss for the year	—	—	—	—	—	(185.4)	—	185.4	—	—	—	—	—	—

At December 31, 2022	1,551.6	(28.2)	40.3	49.0	204.4	862.7	77.4	—	(41.5)	(151.0)	2.8	2,567.5	256.8	2,824.3

The accompanying notes are an integral part of these consolidated financial statements.

F-
1
2

Embraer S.A.
Consolidated Statements of Cash Flows Years Ended 2022, 2021 and 2020
(In millions of U.S. dollar)

	Note	12.31.2022	12.31.2021	12.31.2020
OPERATING ACTIVITIES
Loss for the year		(203.5)	(43.5)	(728.3)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation of property plant and equipment		106.6	122.0	163.6
Realization of government grants		(0.5)	(3.0)	(4.6)
Amortization of intangible assets	16	103.7	86.6	128.5
Realization of contribution from suppliers	16	(21.1)	(10.1)	(8.3)
EVE transaction	12.3	239.2	—	—
Gain and loss on shareholding		(1.4)	—	—
Loss (reversal) for inventory obsolescence		(28.1)	(55.7)	16.6
Adjustment to fair value, inventory, property plant and equipment and intangible		11.6	(20.3)	4.2
Adjustment to fair value - Financial investments		(1.7)	(39.1)	4.1
Expect credit losses (reversal) and receivables written-off		17.4	(13.0)	37.4
Losses on fixed assets disposal		41.1	31.6	15.2
Deferred income tax and social contribution	23.3	(87.5)	38.4	104.7
Accrued interest		201.0	227.6	197.8
Interest on marketable securities, net		(9.8)	(2.4)	(0.4)
Share-based remuneration		2.9	—	—
Equity in associates gains and losses		(8.5)	(1.1)	(2.7)
Foreign exchange gain (loss), net	33	(24.8)	(21.4)	77.1
Mark to market of the residual value guarantees		—	(51.5)	(9.7)
Other provisions		38.7	32.3	23.6
Non-controlling interests		18.1	(1.5)	(3.2)
CHANGES IN ASSETS
Financial investments		181.3	(41.7)	(513.0)
Derivative financial instruments		(5.6)	5.4	(2.1)
Accounts receivable		(1.1)	13.9	42.6
Contract assets		75.2	(119.3)	33.9
Customer and commercial financing		(87.5)	11.4	(38.4)
Inventories		(294.3)	474.4	(34.6)
Other assets		10.5	(40.4)	(73.2)
CHANGES IN LIABILITIES
Trade accounts payable		244.9	(10.0)	(314.0)
Trade accounts payable - Supplier finance		12.7	14.7	—
Other payables		(3.5)	(39.1)	(52.5)
Income tax and social contribution paid		(50.2)	(22.5)	(86.9)
Interest paid		(183.7)	(207.4)	(173.2)
Contract liabilities		450.8	216.8	(134.5)
Taxes and payroll charges payable		39.1	24.4	48.7
Financial guarantees		(15.7)	(55.0)	(5.4)
Unearned income		(15.0)	13.8	(3.2)

NET CASH GENERATED (USED) IN OPERATING ACTIVITIES		751.3	515.3	(1,290.2)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	14	(136.2)	(101.7)	(102.3)
Proceeds from sale of property, plant and equipment	14	5.4	3.6	10.7
Additions to intangible assets	16	(119.8)	(166.5)	(121.4)
Additions investments in subsidiaries and affiliates		(0.4)	(0.8)	(1.8)
Investment sale		158.2	—	—
Acquisition of subsidiary, net of cash acquired		—	—	(4.1)
Acquisition of non controlling interest		—	(3.8)	—
Financial investments		(17.6)	135.9	113.1
Dividends received		0.9	1.7	0.5

NET CASH USED IN INVESTING ACTIVITIES		(109.5)	(131.6)	(105.3)

FINANCING ACTIVITIES
Proceeds from borrowings		145.4	60.4	2,079.1
Repayment of borrowings		(961.8)	(478.2)	(1,061.8)
Proceeds from stock options exercised		—	—	0.4
Receipt in the offering of subsidiary shares		207.0	—	—
Costs in the offering of subsidiary shares		(47.9)	—	—
Repurchases of common shares		—	(2.5)	—
Lease payments		(11.9)	(10.3)	(9.0)

NET CASH GENERATED (USED) IN FINANCING ACTIVITIES		(669.2)	(430.6)	1,008.7

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(27.4)	(46.9)	(386.8)
Effects of exchange rate changes on cash and cash equivalents		4.4	2.4	(37.8)
Cash and cash equivalents at the beginning of the period		1,838.6	1,883.1	2,307.7

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,815.6	1,838.6	1,883.1

Included in cash and cash equivalents per the statements of financial position		1,816.9	1,818.3	1,883.1
Included in assets held for sale - Evora Companies		—	20.3	—
Including cash overdraft classified as liability		(1.3)	—	—
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
Embraer S.A. (“Embraer” or “the Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) with headquarters in São José dos Campos, State of São Paulo. The corporate purpose of the Company is:

(i)	To design, build and market aircraft and aerospace materials and related accessories, components and equipment.

(ii)	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials.

(iii)	To contribute to the training of technical personnel as necessary for the aerospace industry.

(iv)	To engage in and provide services for other technological, industrial, commercial and service activities related to the aerospace industry.

(v)
To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof.

(vi)	To conduct other technological, manufacturing, trading and services activities related to the defense, security and energy industries.
The Company’s shares (B3: EMBR3, NYSE: ERJ) are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. has also issued American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”).
These financial statements were authorized by Management on March 30, 2023.
1.1 Significant events in the fiscal year and its impacts in the consolidated financial statements
1.1.1 Impacts of the
COVID-19
pandemic
The updated status and related impacts on the Company’s segments are detailed below.
Defense & Security
In the last quarter of 2022, the Defense & Security segment continues to be impacted by the
COVID-19
global pandemic, in terms of operations and supply chain. The vendors’ level of production has shown recovery, but are still below the pre-pandemic
levels, jeopardizing their ability to deliver parts and goods on time. Import and export logistics are still suffering with longer cycles and higher costs. The Company has taken actions to overcome the challenges imposed by the
COVID-19
pandemic, and to minimize its impacts on Defense deliveries, and is following the sanitary measures to fight the
COVID-19.
On
October 21, 2022, the Company reached a new contractual agreement with the Brazilian Air Force, reducing the total number of KC-390 Millennium aircraft to be acquired from 22 to 19, with deliveries scheduled through 2034. The negotiation was successfully concluded between the parties, preserving the Company’s cash flow, ensuring the economic and financial viability of the project. The negotiation was successfully concluded between the parties and does not allow further reductions by the Brazilian Air Force.

F-
1
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Executive Aviation
During 2022, the Executive Aviation
segment
continued its recovery trajectory in the face of the post-pandemic scenario. The effect of
COVID-19
and its variants upon demand did not have significant negative impacts during the year and the main risks to market growth lie in the possibility of discontinuities in the supply of some parts and supplies to fleet maintenance and the manufacture of new aircraft.
On the date of this report, the production lines of our Executive Aviation products are able to maintain planned supply levels without further shortages. The Company continue to oversee risks and control the supply chain, accommodating demand to avoid obstacles that may yet arise from this global crisis.
In 2022 no postponements or cancellations of orders were observed. The Company delivered a total of 102 executive jets in 2022, thus achieving a 9.6% increase over the volume delivered in the previous year.
Commercial Aviation
In the Commercial Aviation segment, the extensive traffic disruption caused by COVID-19 affected our supplier’s and customer’s operations throughout the world, similar to the effects observed in the market worldwide. As a result of COVID-19, industrial sector is suffering impacts related to the supply chain, which has affected Embraer in the same way. In 2022, the most significant impacts were attributable by supplier delays.
Services & Support
Embraer Services & Support is a segment focused on providing parts, flight hour solutions, maintenance, training, and engineering products and services for Embraer operators in the Commercial, Executive, Defense & Security segments.
Embraer has maintained positive results through its ability to support customer needs, convert commercial opportunities into new businesses, and contract renewals as the market had gradually and cautiously been recovering its activities.
The slight year-over-year revenue improvement comes despite ongoing challenges in the aerospace industry as a reflection of the pandemic. The most critical of these are worldwide materials shortages and supply chain constraints which are affecting availability of spare parts inventories, delaying repair turnaround time, and increasing the quantity of back-ordered items.
The trend is the increase in international and domestic commercial flights. In the executive jet aviation, the numbers are already higher than pre-pandemic
period.
1.1.2 Completion of transaction with Zanite Acquisition Corporation and listing of Eve on the NYSE
On May 9, 2022, in accordance with terms of the Business Combination Agreement entered into on December 21, 2021, between Embraer, two of its wholly owned subsidiaries Embraer Aircraft Holding, Inc. (“EAH”) and Eve UAM, LLC (“Eve”), and Zanite Acquisition Corp. (“Zanite”), a Special Purpose Acquisition Company – SPAC incorporated in 2020, the closing of the Business Combination occurred, pursuant to which Zanite issued 220,000,000 shares to EAH in exchange for the transfer by EAH to Zanite of all of the issued and outstanding equity interests of Eve. As a result, Eve is now a wholly owned subsidiary of Zanite, which has changed its name to Eve Holding, Inc. Eve Holding, Inc. (EVEX) is an emerging growth company and non-accelerated filer with securities listed on the NYSE. Embraer holds 90.2% of EVEX ownership interests upon the completion of Business Combination. Further details in relation to the accounting impacts of Business Combination process to Embraer consolidated financial statements are presented on Note 12.3. In the 4th quarter of 2022, due to the new warrants for PIPE investors, as well as the exercise of some warrants, EAH’s final interest on December 31, 2022, decreased to 89.7%
.

F-1
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

1.1.3 Completion of the divestment plan related to the Évora (Portugal) industrial facilities
The Company concluded on May 2, 2022, the sale of all the shares of the subsidiaries Embraer Portugal Estruturas Metálicas S.A. and Embraer Portugal Estruturas em Compósitos S.A. to Aernnova Aerospace, SAU
,
based on the terms of the binding agreement signed on January 11, 2022. The final adjusted price for the transaction was US$ 175.0, resulting in a cash inflow of US$
158.2
presented as investin
g
activities in the statements of the cash flows. Further details are presented in Note
15
.
1.1.4 Russia - Ukraine conflict
The Company has suspended the supply of parts, maintenance and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.
The Company continues to monitor its supply chain in view of the uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario, as well as the impacts of inflation, gas and energy prices. Embraer will continue to monitor the evolution and developments of the conflict and its impacts on the Company’s operations, customers and suppliers. The Company has no material assets or liabilities exposed to Russia, Belarus, or Ukraine as of December 31, 2022, therefore no relevant accounting impact was identified at the date of authorization for issuance of these consolidated financial statements.
1.1.5 Pause in the E175-E2 jet development program
The Company’s Board of Directors approved on February 18, 2022, a three-year pause in its E175-E2 jet development program. As in previous years, the re-programing of activities is associated with the ongoing US mainline scope clause discussions with the pilot unions regarding the maximum take-off weight (MTOW) limitation for aircraft with up to 76 seats, together with current global market conditions for commercial aviation and the continuing interest in the current E175 jet in the US market.
The Company expects to resume the program development activities following the aforementioned period, which will result in a re-programming of the aircraft entry into service between 2027 and 2028.
The impacts on the future cash flows of the E2 Platform cash-generating unit (CGU) related to the pause in the E175-E2 jet development program were considered by Management in the impairment test of this CGU on December 31, 2022, and no impairment losses were identified. In addition, there were no impairment indicators in this CGU for the year ended on December 31, 2022 (Note17).
1.1.6 Tender Offer
On March 1, 2022, under a Tender Offer, Embraer S.A. repurchased and canceled US$ 287.8 in principal amount of notes issued, in which US$ 59.2 are notes issued by Embraer S.A. maturing in 2022 with an interest of 5.15% p.a. and US$ 228.6 are notes issued by Embraer Overseas Limited and guaranteed by Embraer S.A., with an interest of 5.696% p.a., and maturing in 2023.
In 2022, the Senior unsecured notes repurchased were derecognized. The Company recognizes as a financial expense the difference between the carrying amount of the repurchased portion (amortized cost) and the amount paid, totaling US$ 12.1 (Note 32).
1.1.7 Investment agreement for non-controlling interest in XMobots
On September 16, 2022, the Company signed an investment agreement for non-controlling interest in XMobots, a company specializes in the development and manufacture of high-performance VTOL drones and related technologies.
By the application of resources in XMobots, the Company holds, in the amount of US$ 3.8 million (R$ 20 million), 158,508 class A3 preferred shares, convertible into common shares and with voting rights, representing 10.24% of the voting and total share capital of XMobots.
The closing term of the transaction between the parties was signed on November 8, 2022.

F-1
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
2.1.1 Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention, except when the account requires different criteria and adjusted for assets and liabilities measured as at fair value in subsequent measurement, when applicable.
The preparation of financial statements requires the use of certain estimates. It also requires the management of the Company to exercise judgment in the process of applying the Company’s accounting policies. These consolidated financial statements include accounting estimates for certain assets, liabilities and other transactions.
The areas which involve higher degree of judgments or complexities, or assumptions and significant estimates to the consolidated financial statements, are disclosed in Note 3.
2.1.2 Consolidation
These consolidated financial statements include the balances as of December 31, 2022 of the Company and all subsidiaries in which the Company has control, directly or indirectly.
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

F-1
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.1.3 Corporate structure
Below is presented information regarding the consolidated subsidiaries:
As of December 31, 2022:

Entity	Interest Embraer	Country	Core activities
Airholding S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production
ELEB Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding, Inc.	100%	USA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, LLC	100%	USA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services, LLC	100%	USA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	USA	R&D of technological innovations in the aerospace sector and related areas
Embraer Executive Jet Services, LLC	100%	USA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	USA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	USA	Engineering services related to aircraft research and development
Embraer Defense and Security, Inc.	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services, LLC	51%	USA	Pilot, mechanic and crew training
EVE Holding, Inc	89.7%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.
EVE UAM, LLC.	100%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.
EVE Soluções De Mobilidade Aérea Urbana Ltda.	100%	Brazil	Eve subsidiary with operations in Brazil.
Embraer Aviation Europe – EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International – EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Defesa e Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply and development of satellite solutions
Visiona Internacional B.V.	100%	Netherlands	International subsidiary of Visiona
Tempest Serviços de Informática S.A.	61%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Tempest Security Intelligence Limited	100%	UK	Retail trade of computer products, maintenance, repair and related services
EZS Informática S.A.	100%	Brazil	Retail trade of computer products, maintenance, repair and related services
ID IT Tecnologia da Informação Ltda.	100%	Brazil	Development and licensing of customizable computer programs, information technology consulting, data processing, application service providers and internet hosting services
Embraer GPX Ltda.	100%	Brazil	No operations
Embraer Netherlands Finance B.V.	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sale of spare parts and support services in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Fundo de Investimento em Participações Embraer Ventures	100%	Brazil
Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

Yaborã Indústria Aeronáutica S.A.	100%	Brazil	Concentrates the production and commercialization of Commercial Aviation

F-1
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

As of December 31, 2021:

Entity	Interest Embraer	Country	Core activities
Airholding S.A.	100%	Portugal	Coordinates investments in subsidiaries in Portugal
OGMA - Indústria Aeronáutica de Portugal S.A.	65%	Portugal	Aviation maintenance and production
Yaborã Indústria Aeronáutica S.A.	100%	Brazil	Concentrates the production and commercialization of Commercial Aviation
ELEB – Equipamentos Ltda.	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Overseas Ltd.	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands Finance B.V.	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Netherlands B.V.	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Asia Pacific PTE. Ltd.	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Portugal S.A.	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer - Portugal Estruturas Metálicas S.A	100%	Portugal	Fabrication of steel parts and products for the aviation industry
Embraer - Portugal Estruturas em Compósitos S.A.	100%	Portugal	Fabrication of composite parts and products for the aviation industry
Embraer (China) Aircraft Technical Services Co. Ltd.	100%	China	Sale of spare parts and support services in China
EZ Air Interior Limited	50%	Ireland	Fabrication of interiors for commercial aircraft
Embraer Aircraft Holding Inc.	100%	EUA	Concentrates corporate activities in the USA
Embraer Aircraft Customer Services, Inc.	100%	EUA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services Inc.	100%	EUA	Maintenance of aircraft and components
Embraer Business Innovation Center, Inc.	100%	EUA	R&D of technological innovations in the aerospace sector and related areas
Embraer Executive Jet Services, LLC	100%	EUA	After sale support and aircraft maintenance
Embraer Executive Aircraft, Inc.	100%	EUA	Final assembly and delivery of executive jets
Embraer Engineering & Technology Center USA, Inc.	100%	EUA	Engineering services related to aircraft research and development
Embraer Defense and Security Inc.	100%	EUA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer CAE Training Services LLC	51%	EUA	Pilot, mechanic and crew training
Embraer Solutions, LLC	100%	EUA	Sale of spare parts and support services for the Executive Aviation
EVE UAM, LLC.	100%	EUA	Aircraft development, design, manufacturing, selling, certification and support and solutions for urban air traffic management, related to Urban Air Mobility (UAM)
EVE Soluções De Mobilidade Aérea Urbana Ltda.	100%	Brazil	Eve’s subsidiary with operations in Brazil
Embraer Aviation Europe - EAE	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Aviation International - EAI	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Aviation France - EAF	100%	France	Sale of spare parts and support services in Europe
Embraer Europe SARL	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Defesa & Segurança Participações S.A.	100%	Brazil	Coordinates investments in the Defense & Security segments
Atech - Negócios em Tecnologias S.A.	100%	Brazil	Development and control, communications, computer and intelligence services
Visiona Tecnologia Espacial S.A.	51%	Brazil	Supply and development of satellite solutions
Visiona Internacional B.V.	100%	Netherlands	International subsidiary of Visiona
Tempest Serviços de Informática S.A.	61%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Tempest Security Intelligence Limited	100%	UK	Retail trade of computer products, maintenance, repair and related services
EZS Informática S.A.	100%	Brazil	Retail trade of computer products, maintenance, repair and related services
ID IT Tecnologia da Informação Ltda.	99%	Brazil	Development and licensing of customizable computer programs, information technology consulting, data processing, application service providers and internet hosting services
Embraer GPX Ltda	100%	Brazil	No operations
Embraer Spain Holding Co. SL	100%	Spain	Concentrates corporate activities abroad
ECC Investment Switzerland AG	100%	Switzerland	Coordinates investments in subsidiaries abroad
ECC Insurance & Financial Company Limited.	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
Embraer Finance Ltd.	100%	Cayman Islands	Support to the Company in structuring specific operations
Fundo de Investimento em Participações Embraer Ventures	100%	Brazil
Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

2.1.4 Associates
Águas Azuis Construção Naval SPE Ltda.
– Special purpose entity established by Embraer S.A., Atech - Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of execution of Frigate Class Tamandaré Program signed with Brazilian Navy (supply of four military vessels of high technological complexity), with total interest of
25
%
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
2.2.1 Functional and presentation currency
A Company’s functional currency is the currency of the primary economic environment in which it operates and is the currency that best reflects company’s business and operations. Based on our analysis, management has concluded that the U.S. dollar (“US$” or “Dollar”) is the Company’s functional currency, of the following indicators:

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
2.2.2 Transactions in foreign currencies
Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates. The amounts in other currencies are updated at the exchange rates of the reporting dates. Foreign exchange gains and losses resulting from this translation (in relation to monetary assets and liabilities indexed in currencies other than the functional currency) are recognized in the consolidated statements of income as foreign exchange gain (loss), net. Customer advances and advances to suppliers for goods and/ or services in foreign currencies are translated to the Company’s functional currency in the transaction date and no subsequent translation is recognized.
The results and financial position of foreign subsidiaries that have a functional currency different from the Company’s functional currency are translated into the functional currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statements of financial position.

•
Income and expenses for each statement of income and statements of comprehensive income are translated at monthly average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

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
Financial assets measured as at amortized cost by the Company includes cash and cash equivalents, certain financial investments, trade accounts receivable, customer and commercial financing, guarantee deposits and other financial assets.
Financial assets measured as at fair value through other comprehensive income (FVOCI) are assets held within a business model whose purpose is achieved both through the receipt of contractual cash flows and the sale of financial assets, as well as their contractual terms generate, on specific dates, cash flows that are related only to payments of principal and interest.
Changes in fair value of FVOCI financial assets are recognized in other comprehensive income (loss) in the consolidated changes in shareholders’ equity. Gains or losses due to impairment and exchange variation, including interest calculated using the effective interest method, are recognized in the consolidated statements of income as financial expense, net, except for the exchange variation recognized as foreign exchange gain (loss), net. In the derecognition of these financial assets, any amounts accumulated in the consolidated statements of other comprehensive income are reclassified to the consolidated statements of income.
All financial assets not classified by the Company as measured at amortized cost or as FVOCI are classified as at fair value through profit or loss (FVTPL). These assets include financial assets held for active and frequent trading and derivative financial instruments.

F-
2
1

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
b) Financial liabilities
The Company classifies its financial liabilities in the following categories: (i) measured at amortized cost and (ii) fair value through profit or loss. A financial liability is measured at fair value through profit or loss if it is held for trading or is a derivative financial instrument, and its changes, including interest, are recognized in the consolidated statements of income. Changes in other financial liabilities measured as at amortized cost, including interest and exchange variation, are recognized in the consolidated statements of income under financial income (expenses), net caption, except for the exchange variation recognized as foreign exchange gain (loss), net.
Financial liabilities are derecognized when contractual obligations are withdrawn, canceled or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of income.
2.2.4 Cash and cash equivalents and financial investments
Cash and cash equivalents include cash in hand, cash in transit (amounts paid by our customers or debtors that are pending release by the intervening bank at the reporting date), bank deposits, net of bank overdrafts and highly liquid short-term investments, maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.
Amounts related to cash and cash equivalents, which are however not available for use by the Company, are presented within other assets in the consolidated financial statements. Other financial investments with maturities of more than 90 days from the acquisition date are presented as financial investments.

F-
2
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
2.2.6 Derivative financial instruments
The Company uses derivative instruments to hedge its operations against the risk of fluctuations in foreign exchange, interest rates and share prices; they are not used for speculative purposes.
Gains and losses on derivative transactions are recorded in consolidated statements of income, considering the fair value of these instruments. The unearned gains and losses are recognized in the consolidated statements of financial position under derivative financial instruments, and the counterpart in consolidated statements of income under financial expense, net, (Note 32), except for operations to hedge exposure to changes in exchange rate or designated as cash flow hedge, which is recognized as other comprehensive income (loss) in shareholders’ equity.
a) Warrants
Public and Private Warrants
Public Warrants are listed and traded on the NYSE under the ticker EVEX.WS, so their fair value is derived directly from observable market prices. The measurement of Public and Private Warrants is identical since the differences between them do not affect their fair value.
Strategic Warrants
Strategic Warrants are measured as follows:
a) Penny warrants: the share price of the EVEX.WS ticker on the NYSE minus the warrant’s strike price;
b) Market warrants: measurement identical to that of Public Warrants, except for those issued with a different strike price, which are measured based on the Black-Scholes pricing model.
Certain Strategic Warrants are exercisable subject to the occurrence of future events. In the initial measurement and subsequent recognition of the financial instrument, the probability of occurrence of these events that would allow investors to exercise the right to purchase the shares is considered.
The initial recognition of Warrants was recorded as other operating expenses and changes in their fair value are recorded in financial income. Additional information is described in Note 12.5.3.

F-
2
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.2.7 Hedge accounting
The Company uses hedge accounting to record certain derivative financial instruments applied to hedge risks of fluctuations in foreign exchange and interest rates in transactions associated with firm commitments and highly probable forecast transactions.
On the hedge’s initial designation, the Company formally documents the relationship between hedge instruments and hedged items, including the risk management objectives and the strategy for conducting the transaction, together with the methods used to evaluate the effectiveness of hedge relationship.
The fair value of derivative financial instruments designated as hedge accounting is presented in Note 8. Changes in fair value of hedge instruments and hedge costs are recorded in other comprehensive income (loss) in shareholders’ equity and are also presented in Note 8.
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
The Company may have used aircraft for resale, usually received in trade-in transactions to facilitate new aircraft sales. The book value of these assets is compared periodically with its net realizable value, which is the assets estimated selling price in the ordinary course of business less estimated costs to sell. Any loss identified is recognized in the consolidated statements of income as other operating expenses, net. Management, together with its external appraisers, estimates the sale price based on aircraft appraisals.
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
Management evaluates on a recurring basis uncertain tax positions taken by the Company in the current income tax calculation based on the applicable tax laws, and records a provision, when appropriate, based on the estimated amount to be paid to tax authorities.
Deferred income tax is recognized on temporary differences arising between the tax and accounting basis of assets and liabilities. Deferred income tax asset is recognized solely based on future taxable income available to reverse the temporary differences.

F-2
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
2.2.10 Assets held for sale
An asset or group of assets and liabilities is held for sale when its carrying amount is expected to be recovered mainly through the sale transaction rather than through continuing use. This occurs if the asset is available for immediate sale “as is”, subject only to usual and customary terms for completion of the transaction, when the sale is d efined
as highly probable.
The group of assets and liabilities held for sale (disposal group) are measured at the lower of their carrying amount and fair value less incremental costs directly attributable to the conclusion of sale transaction.
Upon the classification as assets held for sale, the depreciation and amortization of non-current assets, including property, plant and equipment, intangible assets and right of use, are ceased and no longer recognized in the statements of income due to the expectation of realization of these assets by sale instead of continuous use.
Impairment losses of assets held for sale, or group of assets and liabilities held for sale, are recognized as other operating expense, net in the statements of income.
2.2.11 Investments
Investments in associates are recorded and valued in the consolidated financial statements using the equity method of accounting. In the case of exchange variations on foreign investments that use a functional currency other than that used by the Company, such exchange variations are recognized in cumulative translation adjustments within shareholders’ equity and are only recognized in the consolidated statements of income when the investment is sold or expensed.
2.2.12 Property, plant and equipment, net
Property, plant and equipment are recognized by the acquisition, formation or construction cost, less accumulated depreciation and impairment losses.
Depreciation is calculated by the straight-line method based on the asset’s estimated useful life, Note 14. Land is not depreciated. The estimated useful lives are reviewed and adjusted, if appropriate, at the end of each fiscal year.
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

F-2
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

F-2
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
Any impairment losses of a CGU are recognized in the consolidated statements of income in the line of other operating income/expense, net and allocated to relevant assets of the impaired CGU.
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
2.2.15 Leases
The lease agreements which the Company act as lessee and are accounted under IFRS 16 mainly refers to lease of buildings, offices, lands and vehicles signed by subsidiaries domiciliated outside Brazil (United States and Europe). The term of those agreements varies in the range of 2 to up 20 years, and the average discount rate applied to the agreements with maturity higher than 5 years is 6.7% p.a.
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

F-2
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
The residual amount is guaranteed to the customer in the residual value guarantees based on the expected future value of the aircraft at the end of the funding, subject to a maximum limit, agreed by the contract. Residual value guarantee is measured at fair value through profit or loss on each reporting date with changes recognized as financial expenses, net. The exercise of residual value guarantee can be claimed by the customer at the end of guaranteed term if contractual conditions are met or through settlement agreement. The adjustment of the recognized financial liability to the settlement amount is recognized as an increase or decrease in financial expense, net.

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Financial guarantees are measured at the time of aircraft delivery (premium received) and recognized as a reduction in sales revenue. The premium income is amortized on a monthly basis based on the guaranteed coverage term.
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
2.2.20 Product warranties
Warranty expenditure on aircraft is estimated on the delivery of these products. The estimates are based on historical data that includes, among other, warranty claims and related repair or replacement costs, warranties given by the suppliers, contractual coverage period and warranty patterns for new aircrafts, for which the Company expects higher warranty costs in the launch of new models until the production process matures and increases the platform in service period. The coverage period varies from 3 to 6 years.

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
The product warranties balances are presented in the provisions caption in the consolidated statements of financial position, Note 24.1.
2.2.21 Post-retirement benefits
a) Defined contribution
The Company sponsors a closed pension plan of defined contribution for its employees that for companies based in Brazil, is administered by EMBRAERPREV - Complementary Pension Society.
For the defined contribution plan, the Company’s obligation is restricted to the monthly contribution linked to a predefined percentage of the remuneration of employees linked to this plan.
Obligations for contributions to defined contribution plans are recognized in the result as personnel expenses when related services are provided by employees.
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

iii)	Morbidity rate (aging factor) - measures the increased use of health plans considering the aging population.

iv)	Mortality rate - uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate by age and sex.

v)	Probability of Retirement - estimates the probability of retirement by age group.

vi)	Termination rate - uses the T-3 Table Service available from the Society of Actuaries (SOA), which shows the average rate of termination of employees by age.
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

F-
3
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.2.22 Employee profit-sharing plan
The Company provides a profit-sharing plan for its employees, which is linked to performance targets established in action plans set and agreed at the beginning of each year. The profit-sharing approved by current policy is equivalent to a percentage of a monthly compensation of each employee (varying from 40% to 90%) associated with fulfillment of individual and corporative targets. Provisions are recognized monthly by applying the agreed percentage to the payroll of the Company, recognized in the consolidated statements of income accounts related to the function performed by each employee (costs or expenses).
The Company performs advance payment of up to 40% of amounts due for each employee under the profit-sharing plan during the fourth quarter of fiscal year being evaluated, and the remaining portion is not paid until April of next fiscal year when the evaluation of results and targets for fiscal year ended is already completed.
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
2.2.25 Revenue from contract with customers
Revenue comprises the fair value of the consideration received or to be received for the sale of products and services in the ordinary course of business. Revenue is presented net of taxes, returns, reductions and discounts, and in the consolidated financial statements, after eliminating intercompany sales.
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

F-
3
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

b) Revenue from services
Revenues from services are recognized over time as services are provided. Services mainly includes technical services, training, maintenance of aircraft and parts, modernization services and support programs.
The average payment term is 30 days, and for some services, such as modernization of Defense aircraft, the client’s payment schedule follows a schedule agreed between the parties.
Exchange pool programs and total support programs revenues are recognized monthly during the contract period, because there is no customer use pattern that can be reliably projected and consist of a fixed rate and part of a variable rate directly related to the hours actually flown by the aircraft covered in these programs.

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
The contract assets relate to the Company’s rights to the consideration for the work completed and not billed at the date of the consolidated financial statements, mainly from long-term Defense & Security contracts that are recognized over time as noted above, and net of any expected credit losses recognized. Contract assets are transferred to trade accounts receivable when the rights become unconditional. Expected credit losses are calculated over the contract assets balances, as detailed in Note 2.2.5.
Contract liabilities refer to
non-refundable
advance payments received by the Company prior to the delivery of the aircraft and advances of consideration received from customers related to the acceptance of managerial stages/ tasks under long-term contracts of Defense & Security (customer advances), as well as to the supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts (multiple element).

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

e)
Product warranties
-
The Company estimates and records a liability for guaranteed obligations related to its products on the date of delivery of the aircraft, based on historical experience and recorded as cost of goods sold.

f)
Multiple-element arrangements
- The Company enters into transactions that represent multiple-element arrangements, such as for providing training, technical assistance, spare parts and other concessions. These costs are recognized when the product or service is delivered or provided to the customer.

2.2.27 Financial expense, net and foreign exchange gain (loss), net
Financial expense, net and foreign exchange gain (loss), net principally comprise interest income on cash and cash equivalents and financial investments measured as at amortized cost and FVOCI, financial charges on loans, tax updates and foreign exchange gain (loss) on assets and liabilities expressed in currencies other than the functional currency (U.S. dollar), on an accrual basis. Gains or losses on fair value changes of FVTPL financial instruments are also recognized as financial expense, net.
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
During the contract execution, the Company assesses the costs incurred, adjusting total estimated costs at completion, if necessary, to reflect variations in costs in relation to the projections, mainly due to changes in circumstances and new events, such as contract modification. Any resulting increase or decrease in estimated revenues or costs at completion is recognized as catch-up adjustment in the consolidated statements of income, increasing or decreasing revenue and gross margin, in the reporting period which the circumstances that give rise to the change become known by Management.
In a hypothetical scenario of 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress during 2022, the Company’s revenue and gross margin in the year would be lower in US$ 91.8 or would increase by US$ 101.4, respectively.
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
Contract modification is solely adjusted in revenue recognition of a long-term contract when the subject of modification is approved by the parties of the original contract, which is usually achieved in the signature of contract amendment in the Defense & Security segment. A contract modification might also exist when the parties to the original contract had discussions regarding scope or price (or both) of the modification, if the changes in rights and obligations of the parties as a result of modification are enforceable under the terms of the original contract and/or the applicable law.
In 2021, the Brazilian Air Force publicly announced its decision to unilaterally reduce the total contract value by 25%, reducing the total number of KC-390 Millennium aircraft to be delivered from 28 to 22. The effects of the contract modification generated by these contractual amendments resulted in a revenue adjustment of US$ 41 on December 31, 2021, reducing the Company’s revenue, gross margin and contract assets for the year ended.
In 2022, as disclosed in Note 1.1.1., Embraer and the Brazilian Air Force engaged in negotiations on the subject, conducting a new negotiation process, which resulted, among others, in the conclusion of amendments to the Contracts to (i) reduce from 22 to 19 the total number of
KC-390
Millennium aircraft to be

F-3
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

delivered under the Contracts, definitively ending the possibility of further reductions by the Brazilian Air Force pursuant to the law; (ii) redefine and reschedule the delivery schedule in order to distribute in time the effect of the reduction in the number of aircraft; and (iii) adjust contractual clauses in order to maintain their economic and financial balance.
Thus, the effects of the contract modification generated by these contractual additives resulted in an adjustment reducing the net income by US$ 5 for the year ended December 31, 2022.
3.2. Impairment of long-lived assets
The impairment test performed considers the Company’s medium and long-term strategic plan cash flows, brought to present value at the weighted average cost of capital (WACC) for the year ended on December 31, 2022. In preparing or using this information, the Company uses certain estimates, as follows:

a)
Gross expected cash flow
-
the Management projects inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

b)	Growth rates - the growth rates are reflected in the revenue flow and the gross margin budgeted by the Company, consistent with the forecasts included in industry reports.

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

Additional information on the impairment test is disclosed in Note 17.
3.3 Warrants
In measuring the value of Strategic Warrants, both in the initial measurement and in the subsequent recognition of the financial instrument, there was significant judgment in defining the probability of occurrence of future contingent events that would allow investors to exercise the right to purchase the shares, as per Note 12.
3
.3.

4.	New standards and interpretations
The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2022 are set out as follows:
Effective date: January 1,
2023

•	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2.

•	Definition of Accounting Estimates - Amendments to IAS 8.

•	Insurance Contracts - IFRS 17.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12.
Effective date: January 1, 2024

•	Classification of liabilities as current or non-current - Amendments to IAS 1.

F-3
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company estimates that there are no material impact on the application in its consolidated financial
statements.

5.	Cash and cash equivalents

	12.31.2022	12.31.2021
Cash and banks	846.1	998.3

	846.1	998.3

Cash equivalents
Bank deposit certificate (i)	129.7	75.2
Fixed deposits (ii)	841.1	765.1

	970.8	840.3

	1,816.9	1,838.6

(-) Reclassification - Assets held for sale	—	(20.3)

	1,816.9	1,818.3

(i)	Applications in Bank Deposit Certificates (CDBs), issued by financial institutions in Brazil, available for redemption in up to 90 days at time of purchase without impact on contracted remuneration.
(ii)	Fixed term deposits in U.S. dollars with original maturities of 90 days or less at time of purchase. In an event of early redemption there is a minimum or no impact on contracted remuneration.

6.	Financial investments

	12.31.2022				12.31.2021
	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Financial instruments
Public securities (i)	66.7	—	—	66.7	51.6	—	—	51.6
Private securities (ii)	105.0	—	—	105.0	—	—	—	—
Structured Notes (iii)	—	—	—	—	14.1	—	79.0	93.1
Investment funds	—	—	22.7	22.7	—	—	22.1	22.1
Fixed-Term Deposits (iv)	178.8	194.7	—	373.5	13.7	541.0	—	554.7
Others (v)	—	—	96.5	96.5	—	—	94.9	94.9

	350.5	194.7	119.2	664.4	79.4	541.0	196.0	816.4

Current portion	180.5	194.7	119.2	494.4	13.8	541.0	196.0	750.8
Non-current	170.0	—	—	170.0	65.6	—	—	65.6

(i)	Debt securities issued by the Brazilian government with maturity in 2030.
(ii)	Debt securities issued by certain financial institutions with long-term maturities.
(iii)	Structured notes associated with the credit risk of financial institution issuer and the Brazilian government.
(iv)	Fixed-term deposits in U.S. dollars issued by financial institutions, with a maturity of more than 90 days from the date of contracting.
(v)	It mainly relates to shares of the Republic Airways Holdings, arising from the request for the judicial reorganization of the former entity Republic Airways and received by the Company.
The weighted average nominal interest rates on December 31, 2022, related to cash equivalents and financial investments made in Brazilian Reais were 12.54% p.a., equivalent to 100.72% of the Interbank deposit rate (CDI), and in U.S. dollars 2.23% p.a.

(
4.34% p.a., equivalent to 98.83% of the Interbank deposit rate (CDI), and in U.S. dollars 0.54% p.a., on December 31, 2021
).

F-3
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

7.	Trade accounts receivable, net

	12.31.2022	12.31.2021
Foreign customers	181.0	181.6
Brazilian Air Force	8.7	10.7
Domestic customers	28.1	27.4

	217.8	219.7
Expected credit losses	(12.6)	(30.7)

	205.2	189.0

Current portion	202.9	189.0
Non-current portion	2.3	—
The amounts and maturities of these trade accounts receivable are shown below:

	12.31.2022	12.31.2021
Not due	191.9	193.8
Up to 90 days	13.6	16.4
From 91 to 180 days	4.6	2.0
More than 180 days	7.7	7.5

	217.8	219.7

The following schedule presents the changes in the expected credit losses provision during the year:

	12.31.2022	12.31.2021	12.31.2020
Beginning balance	(30.7)	(58.5)	(11.1)
Additions/Reversal	1.0	(1.8)	(57.1)
Write-off	17.0	29.4	15.0
Reclassification	—	—	29.6
Foreign exchange variation	0.1	0.2	(4.9)
Assets held for sale	—	—	(30.0)

Ending balance	(12.6)	(30.7)	(58.5)

8.	Derivative financial instruments
Derivative financial instruments are contracted to protect the Company’s operations from exchange and interest rate fluctuations and are not used for speculation.
As of December 31, 2022 and 2021, the Company had the following operations:

•
Swap operations, with the main objective of changing the debts index, from floating rates to fixed interest rates or vice versa, exchange of Real to U.S. dollars and vice versa. The fair values of these instruments are measured by the future cash flow, determined by applying contractual interest rates to maturity, and discounted to present value at the date of the financial statements by the prevailing market rates.

•
Purchase of sell and by currency options, in order to protect cash flows for the parent company’s wage costs denominated in Reais, against the risk of currency fluctuations. The financial instrument used by the Company is a zero-cost collar, which consists of the purchasing of a put option and the sale of a call option, contracted with the same counterparty and with a zero-net premium. The fair value of this instrument is determined by the observable market pricing model (through market information providers).

•	Non-deliverable forward (NDF), with the purpose of protecting the Company against the risks of exchange rate fluctuations. The fair value is determined by the observable market pricing model.

F-3
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Instrument	Notional	Settlement date	12.31.2022	12.31.2021
Cash flow hedge designated as hedge accounting					2.4	(1.1)

Payroll expenses settled in Brazilian Reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.12.	281.9	2023	2.4	—
		Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.52.	—	2022	—	(1.1)

Fair value hedge designated as hedge accounting					0.1	0.1

Project development	Interest rate	Interest swap to exchange fixed interest rate debt in Brazilian Reais for a floating rate CDI.	6.4	2023	0.1	0.1

Others derivatives not designated as hedge accounting					(88.9)	(4.8)

Acquisition of property, plant and equipment	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	—	2024	—	(0.1)
Export	Exchange rate	Non-Deliverable Forwards to exchanges Euro currency debt to US Dollars currency.	10.0	2023	(0.2)	—
Export	Interest rate	Interest swap to exchange floating interest debt in US Dollars for a fixed interest rate.	100.0	2027	8.4	(4.7)
Equity	Embraer Share Price	Equity Swap	17.8	2023	(1.6)	—
EVE Shares (i)	EVE Share Price	Private Warrants - EVEX	14.2	2027	(3.6)	—
EVE Shares (i)	EVE Share Price	Public Warrants - EVEX	11.5	2027	(2.9)	—
EVE Shares (i)	EVE Share Price	Strategic Warrants - EVEX	40.9	2027	(89.0)	—

					(86.4)	(5.8)

(i)
The Company recognized derivative financial liabilities measured at fair value through profit or loss related to warrants issued by subsidiary EVEX, which became exercisable on May 9, 2022. Subsequent remeasurement depends on the option class issued, and can be an option traded on the market, so its fair value is calculated from the unit price of this option, multiplied by the number of options, or else the option, when not traded on the market, has its fair value calculated using its own methodology based on the Black-Scholes options pricing model. The impacts are presented in Note 12.3.3.

In April 2022, the Company entered into contracts with Banco Santander for the exchange of results of future financial flows with financial settlement only, having as reference 6.7 million shares issued by the Company (“Equity Swap”) on B3 with maturity of 18 months. The Company is exposed to price fluctuations in the number of shares in question on the asset and liability side adjusted by
CDI +
1.17
% p.a. On December 31, 2022, the Company had no margin calls related to this operation.
On December 31, 2022 and 2021, the fair value of derivative financial instruments was recognized in the Company’s assets and liabilities as follows:

	12.31.2022	12.31.2021
Assets
Current portion	5.4	0.1
Non-current	5.7	—
Liabilities
Current portion	(57.4)	(2.9)
Non-current	(40.1)	(3.0)

Net derivative financial instruments	(86.4)	(5.8)

As of December 31, 2022, the cash flow hedge movement with impact on other comprehensive results occurred as below:

	31.12.2022	31.12.2021
Reclassified items for results
Cash Flow Hedge
Hedge reserve	4.2	(8.9)
(-) Reclassified for results	1.7	0.2

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

9.	Customer and commercial financing

	12.31.2022	12.31.2021
Aircraft (i)	70.1	7.9
Spare parts (ii)	55.1	29.8

	125.2	37.7
Expected credit losses	(24.0)	(5.7)

	101.2	32.0
Current portion	50.8	9.6
Non-current portion	50.4	22.4
The Company maintains the following transactions of customer financing as of December 31, 2022:

(i)
Aircraft – Customer financing related to the acquisition of aircraft. The fair value of used aircraft provided as collateral in the used aircraft customer financing structure, which could minimize the losses in case of default (collateral assets), were considered to reduce the expected credit losses (ECL) for such transaction.

(ii)
Spare parts and services – Customer financing provided as a result of the
COVI
D-19
impacts over certain customers of the Commercial Aviation segment related to the supply of spare parts and services mainly provided during the year of 2020. The agreement establishes interest and annual principal payments until the final maturity date (2025). There are no guarantees financing of spare parts and services transactions, however, the continuous supply of spare parts and services to the financed customers depends on the fulfillment of said agreements.

There
are no overdue balances of the customer financing as of December 31, 2022, however, the increase of credit risk of certain customers during the year caused an increase of expected credit losses recognized.
The changes in ECL provision during the periods are presented below:

	12.31.2022	12.31.2021
Beginning balance	(5.7)	(19.1)
(Additions)/Reversal	(18.3)	13.4

Ending balance	(24.0)	(5.7)

In the Company’s assessment, the highest risk rating for financing customers is CCC- with a loss rate of 42% for the period.
As of December 31, 2022, the maturity schedules of the long-term customer financing are:

Year
2024	35.5
2025	8.7
2026	6.2

50.4

F-
40

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

10.	Inventories

	12.31.2022	12.31.2021
Raw materials	995.1	822.7
Work in process	687.7	524.7
Spare parts	445.6	474.3
Finished goods (i)	55.4	54.2
Held by third parties	79.2	79.3
Advances to suppliers	33.8	30.8
Inventory in transit	116.6	80.0
Consumption materials	47.4	43.5
Used aircraft	—	28.4

	2,460.8	2,137.9
Loss on adjustment to fair value (ii)	(5.7)	(1.0)
Loss due to obsolescence (iii)	(126.1)	(150.9)

	(131.8)	(151.9)

	2,329.0	1,986.0

(i)	The following aircrafts were held in the finished goods inventory:

•	December 31, 2022: two Phenom 300, one Praetor 500, two Praetor 600 and one Super Tucano.

•	December 31, 2021: one Phenom 100, one Phenom 300, one Praetor 500, two Praetor 600 and one Super Tucano.

(ii)	Changes in the provision for adjustments to the realizable value of work in process, finished goods and used aircraft were as follows:

	12.31.2022	12.31.2021	12.31.2020
Beginning balance	(1.0)	(4.4)	(0.9)
Additions	(5.9)	(13.9)	(17.3)
Disposals	1.2	17.3	14.6
Assets held for sale	—	—	(0.8)

Ending balance	(5.7)	(1.0)	(4.4)

(iii)	Changes in the provision for obsolescence were as follows:

	12.31.2022	12.31.2021	12.31.2020
Beginning balance	(150.9)	(210.3)	(95.6)
Additions	(38.4)	(45.6)	(42.2)
Disposals	54.0	84.0	23.9
Reversals	8.6	17.3	1.7
Foreign exchange	0.6	1.6	(3.4)
Assets held for sale	—	2.1	(94.7)

Ending balance	(126.1)	(150.9)	(210.3)

F-
4
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

11.	Other assets

	12.31.2022	12.31.2021
Taxes recoverable (i)	141.6	105.0
Prepaid expenses	69.6	36.2
Other debtors (ii)	65.4	73.7
Loan with a joint operation	26.8	25.7
Court-mandated escrow deposits (iii)	26.7	24.9
Advances to employees	15.0	19.6
Advances for services to be rendered	9.2	13.7
Guarantee deposits	6.8	3.0
Collateralized accounts receivable	5.8	9.9
Others	14.6	10.6

	381.5	322.3

Current portion	246.3	194.3
Non-current portion	135.2	128.0

(i)	Taxes recoverable

	12.31.2022	12.31.2021
ICMS (State Value-added Tax) and IPI (Excise Tax)	56.6	59.5
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	63.2	27.6
Value added tax	7.4	6.2
Income tax and social security on net income withheld	6.2	5.6
Advance service tax (ISS- Service tax)	5.4	4.4
Others	2.8	1.7

	141.6	105.0

Current portion	76.7	37.4
Non-current portion	64.9	67.6
In
2022, the Company recognized the amount of US$ 38.8 referring to extemporaneous PIS and COFINS credits related to the nationalization (payment of taxes) of goods imported under the RECOF (Special Tax Regime).

(ii)
Corresponds mainly to rework done on materials and parts received from suppliers, which will be reimbursed in cash by the supplier or through credits granted that can be used to offset trade accounts payable when requested by the Company and approved by the supplier.

(iii)	Refers to deposits arising from lawsuits, substantially to federal taxes and contributions, in which there is a liability recorded Note 24.

12.	Interest in entities
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

F-
4
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.2 Subsidiaries with non-controlling interests
Non-controlling shareholders have interests in the entities listed below, however, based on contractual agreements and analysis of the applicable accounting standards, the Company has control and consolidate the following entities:

12.31.2022
Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	43.5	(19.5)
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	14.4	(2.5)
Embraer CAE Training Services	United States of America	51.0%	49.0%	33.1	11.8
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	10.0	0.7
EVE Holding Inc.	United States of America	89.7%	10.3%	20.1	(308.5)
EVE Holding Inc. - Listing Expenses	United States of America	0.0%	100.0%	135.7	—

				256.8

12.31.2021
Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	54.0	(4.2)
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	15.8	(2.4)
Embraer CAE Training Services	United States of America	51.0%	49.0%	27.3	8.9
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	10.0	(1.1)

				107.1

Embraer holds 51.0% of the entities Visiona Tecnologia Espacial S.A. and Embraer CAE Training Services. The powers described in the contractual agreements show that the Board of Directors is mainly comprised of Embraer representatives, as well as Embraer directs the principal operating activities of the entity.
The financial position of the most significant entity with non-controlling interests is summarized below, which is OGMA - Indústria Aeronáutica de Portugal S.A. and Eve Holding, Inc. respectively. Other entities combined represent less than 5% of consolidated profit before taxes on income.

•	OGMA - Indústria Aeronáutica de Portugal S.A.

	12.31.2022	12.31.2021
Cash and cash equivalents	5.9	38.8
Current assets	178.6	194.1
Non-current assets	74.9	65.4
Current liabilities	112.1	99.4
Non-current liabilities	17.0	5.9
Noncontrolling interest	43.5	54.0

	12.31.2022	12.31.2021	12.31.2020
Revenue	216.5	244.7	287.1
Net Income (loss) for the year	(19.5)	(4.2)	3.9

•	Eve Holding, Inc.

12.31.2022
Cash and cash equivalents	49.1
Current assets	337.5
Non-current assets	279.3
Current liabilities	98.2
Non-current liabilities	44.9
Noncontrolling interest	20.1
Net loss for the year	(377.8)

F-
4
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries, except for the restriction on the subsidiary Eve Holding, Inc, as per Note
12.3.

12.3	Completion of the transaction with Zanite Acquisition Corp. and changes in the ownership of Eve

12.3.1	Background
In
December 2021, the Company and its two wholly owned subsidiaries, Eve UAM, LLC. (“Eve”) and Embraer Aircraft Holding, Inc. (“EAH”), entered into a Contribution Agreement in preparation for the transaction with Zanite Acquisition Corp. (“Zanite”). Zanite is a publicly held special purpose acquisition company incorporated under the laws of the State of Delaware in the United States. Under the Contribution Agreement, the Company transferred certain assets and liabilities related to the Company’s Urban Air Mobility (UAM) business to Eve and transferred Eve’s equity interests to EAH at book value. As a result of this transaction, Eve became a wholly owned subsidiary of EAH (common control transaction).
On December 21, 2021, Embraer, Eve and EAH entered into a Business Combination Agreement (BCA) with Zanite. Under the BCA, the Company’s UAM business transferred to Eve, which included the development and certification of electric vertical take-off and landing vehicles (eVTOL), the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (the “UAM Business”), would be combined with Zanite and a resulting entity would continue as a public company in the United States (the “SPAC Transaction”). The SPAC Transaction has been unanimously approved by Zanite and the Company’s board of directors prior to its completion.
In connection with the SPAC Transaction, Embraer also entered into agreements to provide products, inputs, and services, including engineering expertise, to Eve that continue to be effective after the completion of the SPAC Transaction.
On May 9, 2022, the SPAC Transaction was completed through an exchange of all issued and outstanding equity interests of Eve to 220,000,000 shares of Zanite common stock. As a result, Eve became a wholly owned subsidiary of Zanite and Zanite changed its corporate name to Eve Holding, Inc. (EVEX), a public company with shares listed on the New York Stock Exchange (“NYSE”) controlled by Embraer.
The completion of the SPAC Transaction included a capital contribution of US$

377.0

to EVEX, being: (i) US$

19.7

of Zanite’s cash held in trust, (ii) US$
172.3
 provided by certain third-party investors in the Private Investment in Public Equity (PIPE) structure with the issuance of
17,230,000

shares totaling a contribution from external investors of US$ 192.0 million and (iii) US$
185.0
 contributed by the Company with the receipt of
18,500,000
 additional shares, as a result of Embraer through EAH held a total of
238,500,000
 shares of EVEX common stock.
EVEX is a company at an early stage with products in study phase that still does not show significant revenue or operating results. Research expenses incurred by Eve’s business are recognized in the statement of income for the year. As a result, the subsidiary is not reported as a separate operating segment in the segment information presented in Note 36.
The Company has significant access restrictions to EVEX’s cash balances and financial investments to settle other subsidiaries obligations not directly related to Eve’s business as defined in EVEX’s shareholders’ agreement (protective right).
Upon conclusion of the Transaction, EAH’s interest decreased to 90.2%. With the issuance of put options, the participation increased to 91.2% in the 4th quarter of 2022 due to the new warrants for PIPE investors, as well as the exercise of some warrants, EAH’s final interest on December 31, 2022, decreased to 89.7%. For more details, see notes 12.3.2 and 12.3.3.2.

F-4
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.3.2 Accounting
Put Options
Prior to the Transaction, Eve was an indirect wholly owned subsidiary of Embraer. As of completion of the Transaction, Embraer’s interest in Eve’s business decreased from 100% to
90.2
% due to the exchange of
100
% of Eve’s units for Zanite’s shares and the entry of new private investors, as disclosed in the previous topic.
As
part of the strategic commitments signed with some PIPE investors, the Company granted financial instruments that protect the capital contribution of these investors in EVEX. The Company has issued put options to these investors so that they can sell the shares they hold in EVEX to EAH in exchange for a parts and service credit. Management recorded put options as a financial liability by US$
30
 million (Note 21(iv)) , reducing the participation of these non-controlling shareholders. As a result, there was an increase from
90.2
% to
91.2
% in the Company’s participation, and in the 4th quarter, participation decreased to 89.7%, as per Note 12.3.1.
Under IFRS 10 - Consolidated Financial Statements, Management determined that Embraer continues to exercise indirect control over Eve’s business after the conclusion of the Transaction, since the Company has power and voting rights on substantive decisions, including the majority of members of the Board of Directors.
Listing expenses
The transaction is not within the scope of IFRS 3 - Business Combination since Zanite was a specific purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2 - Share-Based Payment. According to this standard, Embraer recognized a non-cash
expense of US$ 136 million as a listing expense based on the difference between the fair value of Zanite’s net assets against the fair value of the financial instruments issued by EVEX.
Transaction costs
The Company considered the requirements of IAS 32 and IFRS 9 for the accounting treatment of transaction costs. The costs incurred during the Transaction were analyzed to determine which costs are direct and incremental for the Business Combination. Costs, which were considered incremental were recorded against funds received from shareholders, in shareholders’ equity (US$ 13 million) while costs not considered incremental were treated as other operating expenses (US$ 11 million).
12.3.3 Warrants
12.3.3.1 Public and private warrants
Zanite issued 11,500,000 redeemable public warrants and 14,250,000 Private Placement Warrants prior to the closing. The exercise period for these warrants began 30 days after the transaction date (May 9, 2022) and will end on the later of a) May 9, 2027, b) liquidation of EVEX c) the date set by EVEX to redeem all warrants.
 These warrants are exercisable at an exercise price of US$

11.50 per share.
The aforementioned warrants are financial instruments and are within the scope of IAS 32/IFRS 9 and, under IAS 32.11, which were classified as derivative financial instruments in liabilities initially measured at fair value against other operating expenses on the date the Business Combination was completed. The subsequent measurement of fair value has been recognized in the Company’s financial expense/income account.
12.3.3.2 Strategic Warrants
Upon Closing, EVEX common stock was held by EAH (90.2%), Zanite public shareholders, Zanite sponsors, and some third-party investors who entered into subscription agreements to purchase common stock upon the closing of the SPAC Transaction (“Strategic Investors PIPE”). In addition to the PIPE Investment,
EVEX

F-4
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

entered
into Options Contracts with a total of nine PIPE Strategic Investors. During the third quarter of 2022, EVEX entered into another subscription agreement and an Options Agreement with a PIPE Strategic Investor.
In total, EVEX has issued or agreed to issue warrants to PIPE Strategic Investors (“Strategic Warrants”) in the total amount of (i) 24,095,072 Strategic Warrants with an exercise price of US$0.01 per share, (ii) 12,000,000 Strategic Warrants with an exercise price of US$15.00 per share and (iii) 5,000,000 Strategic Warrants with an exercise price of US$

11.50 per share. Of the total number of Strategic Warrants issued, 3,522,536 were exercised for the same number of EVEX shares. This exercise, added to the investment made by a PIPE Strategic Investor of 2,039,353 shares, resulted in EAH’s final stake in EVEX on December 31, 2022, of approximately 89.7%.
Strategic
Warrants issued pursuant to their respective contracts can be categorized as follows:
Penny Warrants:
Strategic Warrants with an exercise price of
US$

0.01 per share. Penny warrants were issued to PIPE Strategic Investors because they are linked to potential future commercial partnership agreements.
Market Warrants:
Strategic Warrants issued with an exercise price of
US$

15.00 and
US$

11.50 per share and were issued at transaction closing.
Since the Strategic Warrants were not issued at fair value, they required separate recognition and measurement as they represent a separate accounting unit from the common shares issued to PIPE Strategic Investors.
Strategic Warrants issued to potential customers, suppliers and lenders are financial instruments classified as derivative financial instruments liabilities, which were initially measured at fair value against the other operating expenses line, on the date the Business Combination was completed. The subsequent measurement of fair value has been recognized in the Company’s financial expense/income line.
There are also some warrants issued to suppliers that are within the scope of IFRS 2 - Share-based payments, which were measured at fair value and accounted for as operating expenses, against shareholders’ equity.

13.	Related parties
13.1 Related party transactions
These are transactions made between Embraer with its direct or indirect subsidiaries described in Note 2.1.3 and basically refer to:

(i)
Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies (ii) balances of financial investments; and (iii) bank deposits.

(ii)
Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts (iv) financing for research and product development at market rates for this kind of financing (v) loans and financing; and (vi) export financing, and

(iii)
Profit or Loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the defense and security market; (ii) financial income and expenses from financial investments and expenses from loans and financing, and (iii) supplementary pension plan.

13.2 Brazilian Federal Government
Transactions with related parties also involve transactions with the Brazilian Federal
Government.

F-4
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The
Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of December 31, 2022, the Brazilian Federal Government held an indirect interest of 5.37
% in the Company’s capital through BNDESPAR, a wholly owned subsidiary of the
Banco Nacional do Desenvolvimento Econômico e Social
(the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.
The Brazilian government plays a key role in the Company’s business activities, including as:

•	Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy).

•	Source of research and development financing through technology development institutions ( Financiadora de Estudos e Projetos - FINEP and BNDES).

•	Export credit agency (through the BNDES), and

•	Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).
13.3 December 31, 2022

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	329.0	—	73.5	—	6.2	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	1.3	—	300.0	(6.3)	—
Comando da Aeronáutica (Brazilian Air Force)	363.1	59.9	—	—	—	29.6
Exército Brasileiro (Brazilian Army)	5.7	7.9	—	—	—	2.1
Embraer Prev - Sociedade de Previdência Complementar	—	—	—	—	—	(9.7)
Ez Air Interior Limited	5.2	5.2	21.7	21.7	—	—
Financiadora de Estudo e Projetos – FINEP	—	6.4	—	—	(0.4)	—
FIP Aeroespacial	—	—	—	11.2	—	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	0.1	—	66.5	—	2.5	—
Marinha do Brasil (Brazilian Navy)	1.7	1.8	—	—	—	(1.4)

	704.8	82.5	161.7	332.9	2.0	20.6

The operating results of the Brazilian Air Force presented in the table above includes the revenue cumulative adjustment of US$ 5.0 recognized in the end of 2022 as a result of the contract modification for scope reduction in the sales order of KC-390 Millennium. For further information, see Notes 1.1.1 and 3.1.2.
13.4 December 31, 2021

	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	50.6	—	—	—	(1.8)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	1.4	—	300.5	(6.2)	—
Comando da Aeronáutica (Brazilian Air Force)	410.3	153.2	—	—	—	(42.0)
Embraer Prev - Sociedade de Previdência Complementar	—	4.2	—	—	—	(12.0)
Exército Brasileiro (Brazilian Army)	2.4	1.6	—	—	—	3.3
Ez Air Interior Limited	4.8	4.8	20.9	20.9	—	—
Financiadora de Estudo e Projetos – FINEP	—	8.2	—	5.9	(0.7)	—
FIP Aeroespacial	—	—	—	7.2	—	—
Marinha do Brasil (Brazilian Navy)	0.4	2.6	—	—	—	(2.0)

	468.5	176.0	20.9	334.5	(8.7)	(52.7)

The operating results of the Brazilian Air Force presented in the table above includes the revenue cumulative adjustment of US$ 41 recognized in the end of 2021 as a result of the contract modification for scope reduction in the sales order of KC-390 Millennium. For further information, see
Note 3.1.2.

F-4
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

13.5 December 31, 2020

	Financial Results	Operating Results

Banco do Brasil S.A.	(1.3)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(2.4)	—
Comando da Aeronáutica (Brazilian Air Force)	—	(34.0)
Marinha do Brasil (Brazilian Navy)	—	(3.2)
Embraer Prev - Sociedade de Previdência Complementar	—	(12.0)
Exército Brasileiro (Brazilian Army)	—	1.5
Financiadora de Estudo e Projetos – FINEP	(0.1)	—

	(3.8)	(47.7)

13.6 Remuneration of key management personnel:

	12.31.2022	12.31.2021	12.31.2020
Short-term benefits (i)	8.5	6.1	5.8
Share based payment (ii)	(1.0)	2.4	(1.7)
Labor contract termination	—	—	0.5

Total remuneration	7.5	8.5	4.6

(i)
Includes wages, salaries, profit sharing, bonuses and indemnities distributed to the key management personnel, which are settled in Brazilian Real, as well as the compensation of external members engaged in the statutory advisory committees.

(ii)
Accounts payable were reduced in 2022 and increased in 2021 due to the stock price of the Company in each period, which is applied to measure the share-based payment plan settled in cash, as disclosed in Note 27.

The Company considers as key management personnel the members of the statutory Board of Directors and statutory Executive Directors.

14	Property, plant and equipment
The Company applied the following useful lives for the depreciation of fixed assets:

Class of assets	Estimated life
Buildings and improvements	30 to 60 years
Installations	10 to 50 years
Machinery and equipment	10 to 40 years
Furniture and fixtures	5 to 30 years
Vehicles	10 to 15 years
Aircraft	4 to 20 years
Computers and peripherals	2 to 10 years
Tooling	5 to 29 years
Exchange pool program assets	8 to 30 years

F-4
8

Embraer S.A.
Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

	12.31.2022
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2021	10.2	656.9	88.4	727.8	46.5	12.0	23.7	116.4	672.2	18.5	712.5	35.2	3,120.3
Additions	—	1.2	—	23.3	1.5	0.4	—	3.3	7.2	—	70.1	29.2	136.2
Disposals	—	(4.2)	—	(19.9)	(5.0)	(0.4)	(19.2)	(3.7)	(56.2)	—	(31.0)	—	(139.6)
Reclassifications*	—	3.6	0.5	(2.1)	(0.1)	0.1	—	(0.6)	(7.4)	—	(27.2)	(11.7)	(44.9)
Translation adjustments	—	(1.7)	(0.5)	(4.8)	(0.2)	(0.2)	—	(0.4)	(0.2)	—	(15.0)	(1.2)	(24.2)

At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8

Accumulated depreciation
At December 31, 2021	—	(183.2)	(34.8)	(394.0)	(30.1)	(9.5)	(22.9)	(107.7)	(416.5)	(18.5)	(215.5)	—	(1,432.7)
Depreciation	—	(18.4)	(2.6)	(26.2)	(3.2)	(0.5)	(0.1)	(3.3)	(23.4)	—	(13.9)	—	(91.6)
Disposals	—	2.4	—	14.5	3.7	0.3	18.7	3.3	42.9	—	11.3	—	97.1
Reclassifications*	—	3.0	0.7	5.5	0.2	—	—	0.7	7.5	—	0.3	—	17.9
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	0.5	0.1	3.8	0.2	0.2	—	0.4	0.1	—	6.5	—	11.8

At December 31, 2022	—	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	—	(1,398.6)

Net
At December 31, 2021	10.2	473.7	53.6	333.8	16.4	2.5	0.8	8.7	255.7	—	497.0	35.2	1,687.6
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	—	498.1	51.5	1,649.2

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
As of December 31, 2022, US$ 0.3 of the Company’s fixed assets were included as collateral of legal demands. Fixed assets included as collateral for loans and financing raised by the Company are disclosed on Note 20.
1
.

F-
5
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

15	Assets held for sale
15.1 Transaction
The sale of all the shares of the Company’s subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”) to Aernnova Aerospace, SAU, headquartered in Spain (“Aernnova”), was approved by the Board of Directors on November 11, 2021, and concluded through a binding agreement signed by the Company on January 11, 2022.
EEM and EEC were dedicated to supplying certain components used in the manufacture of aircraft by the Company and by Embraer Executive Aircraft, LLC (United States).
The Transaction is an integral part of the Company’s assets optimization which aims at maximizing facilities use and profitability improvement. In this context, the Company and Aernnova established supply agreements effective as of the closing of the Transaction that would aim to provide the continuous supply of metallic and composite components at fixed prices consistent with the Company’s Strategic Plan.
The closing of the transaction took place on May 2, 2022, the date on which Aernnova took over the operation of the EEM and EEC industrial plants upon payment of US$ 175. The net assets derecognized included US$ 15.7 of cash and cash equivalents, therefore, the net cash inflow in the statements of cash flows with this transaction was US$ 158.2.
The Company recognized in the annual financial statements as of December 31, 2021, an estimated impairment loss measured based on the fair value of the contract less selling expenses in the group of assets held for sale of US$ 45.0 At the closing of the Transaction, an additional loss of US$ 5.9 was recognized arising from the price adjustment and certain conditions approved by the parties in an amendment signed on May 2, 2022.

ASSETS HELD FOR SALE	04.30.2022	12.31.2021	LIABILITIES HELD FOR SALE	04.30.2022	12.31.2021

Cash and cash equivalents	15.7	20.3	Trade accounts payable	13.5	13.7
Trade accounts receivable, net	1.3	0.9	Other payables	3.6	2.5
Inventories	60.4	59.0	Taxes and payroll charges payable	0.6	0.4
Income tax and social contribution	—	0.5	Income tax and social contribution	0.1	—
Other assets	6.0	6.3	Unearned income	27.9	28.5
Guarantee deposits	0.2	0.2
Deferred income tax and social contribution	1.6	1.7

Property, plant and equipment, net*	136.1	141.9		45.7	45.1

Intangible assets, net	0.2	0.1	Net assets to be disposed	175.8	185.8

Total	221.5	230.9	Total	221.5	230.9

*	Property, plant and equipment included in the assets held for sale (US$ 136.1) are presented net of impairment losses in the amount of US$ 50.9 measured based on the fair value less cost to sell.

F-
5
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

16	Intangible assets
Internally developed intangible assets relate to expenditures incurred in developing new aircraft, including support services, production labor, materials and direct labor allocated to the construction of aircraft prototypes or significant components, and the use of advanced technologies to make the aircraft lighter, quieter, more comfortable and energy-efficient and to reduce emissions, in addition to speeding up design and manufacture, while optimizing the use of resources.

	12.31.2022
	Internally developed					Acquired from third party
	Commercial	Executive	Defense and Security	Service and Support	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2021	1,234.2	1,405.8	55.8	—	4.6	11.8	310.6	21.4	169.6	3,213.8
Additions	40.4	48.6	13.7	9.0	—	—	4.1	—	4.0	119.8
Disposals	—	—	—	—	—	—	(1.6)	—	(5.3)	(6.9)
Reclassifications	(0.2)	90.2	62.0	—	—	(11.8)	(10.1)	—	(157.7)	(27.6)
Translation adjustments	—	—	0.9	—	—	—	(1.0)	0.9	—	0.8

At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	—	302.0	22.3	10.6	3,299.9

Accumulated amortization
At December 31, 2021	(80.1)	(617.4)	(43.9)	—	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)
Amortization	(31.6)	(42.9)	(2.4)	—	(0.6)	—	(25.6)	—	(0.6)	(103.7)
Amortization of contribution from suppliers	10.2	10.9	—	—	—	—	—	—	—	21.1
Disposals	—	—	—	—	—	—	1.6	—	1.1	2.7
Reclassifications	20.4	(12.2)	(5.2)	—	—	3.6	4.1	—	17.0	27.7
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	—	(1.4)
Translation adjustments	—	—	(0.4)	—	—	—	1.0	—	—	0.6

At December 31, 2022	(81.1)	(663.0)	(51.9)	—	(2.4)	—	(253.1)	—	(1.9)	(1,053.4)

Intangible, net
At December 31, 2021	1,154.1	788.4	11.9	—	2.8	8.2	76.4	21.4	150.2	2,213.4
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.2	—	48.9	22.3	8.7	2,246.5

	12.31.2021
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6
Additions	108.2	16.6	3.8	—	1.6	6.3	—	30.0	166.5
Disposals	—	—	—	—	—	(1.1)	—	—	(1.1)
Impairment	—	49.0	—	—	—	—	—	4.1	53.1
Interest on capitalized assets	—	0.4	—	—	—	—	—	—	0.4
Translation adjustments	—	—	—	—	(0.5)	(1.9)	(0.3)	(1.2)	(3.9)
Assets held for sale	—	—	—	—	—	(0.8)	—	—	(0.8)

At December 31, 2021	1,234.2	1,405.8	55.8	4.6	11.8	310.6	21.4	169.6	3,213.8

Accumulated amortization
At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)
Amortization	(19.6)	(34.9)	(0.4)	(0.3)	—	(25.1)	—	(6.3)	(86.6)
Amortization of contribution from suppliers	—	10.1	—	—	—	—	—	—	10.1
Disposals	—	—	—	—	—	1.0	—	—	1.0
Impairment	—	(2.3)	—	—	—	—	—	—	(2.3)
Interest on capitalized assets	—	(1.3)	—	—	—	—	—	—	(1.3)
Translation adjustments	—	—	—	—	—	1.6	—	0.4	2.0
Assets held for sale	—	—	—	—	—	0.7	—	—	0.7

At December 31, 2021	(80.1)	(617.4)	(43.9)	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)

Intangible, net
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6
At December 31, 2021	1,154.1	788.4	11.9	2.8	8.2	76.4	21.4	150.2	2,213.4

F-
5
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2020
	Internally developed				Acquired from third party
	Commercial	Executive	Defense and Security	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2019	—	1,292.3	49.3	3.6	9.4	213.7	10.0	75.0	1,653.3
Additions	63.3	13.5	2.7	1.0	1.8	3.1	—	36.0	121.4
Additions - business combination	—	—	—	—	—	9.4	13.8	7.8	31.0
Disposals	—	—	—	—	(0.6)	(1.9)	—	—	(2.5)
Impairment	—	6.6	—	—	—	—	—	(9.5)	(2.9)
Interest on capitalized assets	—	0.9	—	—	—	—	—	—	0.9
Translation adjustments	—	—	—	—	0.1	1.6	(2.1)	(1.8)	(2.2)
Assets held for sale	1,062.7	26.5	—	—	—	82.2	—	29.2	1,200.6

At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6

Accumulated amortization
At December 31, 2019	—	(550.1)	(32.8)	(1.3)	(3.7)	(165.6)	—	(5.7)	(759.2)
Amortization	(46.6)	(28.3)	(10.7)	(0.2)	—	(38.1)	—	(4.6)	(128.5)
Amortization - business combination	—	—	—	—	—	—	—	(1.2)	(1.2)
Amortization of contribution from suppliers	—	8.3	—	—	—	—	—	—	8.3
Disposals	—	—	—	—	0.1	1.6	—	—	1.7
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	(1.1)
Translation adjustments	—	—	—	—	—	(1.5)	—	0.6	(0.9)
Assets held for sale	(13.9)	(17.8)	—	—	—	(8.8)	—	(2.6)	(43.1)

At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)

Intangible, net
At December 31, 2019	—	742.2	16.5	2.3	5.7	48.1	10.0	69.3	894.1
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6

17	Impairment of assets
For the fiscal year ended December 31, 2022, the Company performed impairment tests over its long-lived assets (fixed assets, intangible assets, including goodwill, and right of use assets) of the cash-generating units (product lines) to which goodwill and indefinite-lived assets are allocated, as well as for the additional CGUs with long-lived assets.
As a result of the impairment tests performed, the Company did not identify a scenario of devaluation or reversal of impairment losses. The following chart presents the changes on impairment losses during 2021:

	12.31.2020	Additions	Reversal	Amortization	12.31.2021
Cash-generating units
Mid-Size / Super Mid-Size Platform	60.4	—	(57.9)	(2.5)	—
Satellites	3.8	1.6	—	—	5.4

	64.2	1.6	(57.9)	(2.5)	5.4

Allocation of impairment losses
Fixed assets - Machinery and equipment	11.3				—
Fixed assets - Tooling	1.5				—
Intangibles - Internally developed	51.4				5.4

	64.2				5.4

Operating segments (Note 3 6 )
Executive Aviation	60.4				—
Defense & Security	3.8				5.4

	64.2				5.4

Except for the sensitivity analysis presented as follows of the main CGUs of the Company, the remaining CGUs present headroom falling in a range of approximately 50% to 1,000% when comparing the recoverable amount measured by its value-in-use and carrying amount in reporting date. Therefore, Management concludes there was no significant risk of impairment loss in these CGUs, considering the assumptions applied in the sensitivity analysis of this reporting period.

F-
5
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The sensitivity analysis presented demonstrates how changes to certain key assumptions in the impairment test of the main CGUs of the Company would change the test results.
E2 Platform (Commercial Aviation)
The impacts over future cash flows related to the decision to pause for three years in the development of the E175-E2 aircraft, approved by the Board of Directors on February 18, 2022, was considered by Management in the impairment test of the E2 Platform CGU as of December 31, 2022, and did not result in impairment losses.

Key assumption	Factor	Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 2045 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause reduction in the CGU headroom from US$ 287 to US$ 175

Discount rate	9.9%	100bps	Increase of 100bps in the discount rate would cause reduction in the CGU headroom from US$ 287 to US$ 158

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 5.2177	10%	Reduction of 10% in foreign exchange rate (US$/R$) would cause impairment losses of US$ 99
17. 1 Key assumptions of impairment test:

•
Impairment tests as of December 31, 2022 were prepared based on value-in-use
applying the expected cash flow and the ‘traditional’ approach defined by IAS 36, which the Company understands is not substantially different of the CGUs fair value less cost to sell under current market conditions. The process of estimating the value-in-use
involves assumptions, judgments and estimates of future cash flows.

•
The Company identified a new CGU as of December 31, 2022. The “E1 Cargo” UGC is linked to the “Services & Support” segment and encompasses the commercialization, development, certification, and conversion of
E195-E1
and
E190-E1
to freighter version and after-sales cargo.

•
Future cash flows were projected for a period of 5 years (2023 to 2027) and discounted using a weighted average cost of capital (WACC) rate, reconciled to an estimated pre-tax rate of 9.9% and 10.7% on December 31, 2022, and 2021, respectively.

•
Part of the future cash flows were budgeted in Reais and translated to the Company’s functional currency (U.S. dollar) based on the observable rate on 12/31/2022 of R$ 5.2177. The 6.5% appreciation of the Real against the U.S. dollar in 2022 did not have a significant impact on future cash flows.

18	Trade accounts payable

	12.31.2022	12.31.2021
Foreign suppliers	355.5	259.0
Domestic suppliers	162.6	99.0
Risk partners	221.4	137.2

	739.5	495.2

19	Trade accounts payable – Supplier finance arrangements
The Company has entered into agreements with financial institutions with the purpose of carrying out commercial operations with domestic and foreign suppliers. During these transactions, suppliers can exclusively transfer at their discretion, the right to receive titles issued against the Company to these financial institutions, which in turn comes to be the creditor of discounted instruments. The suppliers that carry out this operation receive the resources before the commercial term of the security, discounting the costs and financial charges of the transaction.

F-5
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

This
operation does not significantly alter the prices and commercial conditions negotiated with suppliers, nor are there any financial charges for the Company. On December 31, 2022, the average payment period for securities transferred by suppliers to financial institutions was 89 days.

20	Loans and financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity		12.31.2022	12.31.2021

Other currencies:
Guaranteed notes	US$	5.05% to 6.95% p.a.	5.05% to 7.42% p.a.	2028	(i)	2,643.2	3,283.5
		4.42%% to 4.50% p.a.	4.42% to 4.50% p.a.	2030		24.4	187.3
Working capital		Libor 1M + 1.30% p.a.	Libor 1M + 1.30% p.a.	2023		8.4	50.2
	US$	Libor 1M + 1.40%	Libor 1M + 1.40%	2023		1.10	—
		Libor 6M + 2.60% p.a.	Libor 6M + 2.60% p.a.	2027		101.90	100.8
		SOFR + 0.75%	SOFR + 3.02%	2029		50.20	—
	Euro	Euribor 12 M + 1.3080% p.a.	Euribor 12 M + 1.3080% p.a.	2026		4.4	26.1
		2.44% p.a. to 4.00%p.a.	2.44% p.a. to 4.00%p.a.	2023		26.9	—
Export financing	US$	Libor 3 M +1.76% p.a.	Libor 3 M +1.76% p.a.	2024	(ii)	301.3	313.2
Property. plant and equipment	US$	SIFMA + 3.66%	SIFMA + 3.66%	2035		21.1	37.7
Others	US$	10.5% p.a.	10.5% p.a.	2028		10.0	9.8

						3,192.9	4,008.6

In local currency:
Working capital	R$	CDI + 2.60% p.a.	CDI + 2.60% p.a.	2026		4.0	3.6
Project development		3.5 % p.a.	3.5% p.a.	2023		6.3	14.1
		IPCA + 5.92% p.a.	IPCA + 5.92% p.a.	2027		—	0.6

						10.3	18.3

Total						3,203.2	4,026.9

Current portion						308.5	574.2
Non-current portion						2,894.7	3,452.7

(i)	Issuance of Bonds:
Between August and September 2013, through its subsidiary Embraer Overseas Limited, Embraer made an offer to exchange existing bonds maturing in 2017 (settled in January 2017) and 2020 for “New Notes” maturing in 2023. In the case of bonds maturing in 2017, the exchange offer resulted in US$ 146.4 of the aggregate principal of existing notes and US$ 337.2 of the aggregate principal of the 2020 Notes, representing approximately 54.95% of the Notes exchanged. The total of the exchange offer, considering the effects of the exchange price on the negotiations and the total New Notes issued closed at approximately US$ 540.5 in principal at a rate of 5.696% p.a., maturing on September 16, 2023. The Company repurchased part of the outstanding securities in the amount of US$ 82.3 in September 2020, US$ 18.9 in December 2021 and US$ 228.6 in March 2022, remaining the outstanding balance of US$ 210.8 and the other conditions unchanged. The principal repurchased was extinct and derecognized as loans and financing. The operation is fully and unconditionally guaranteed by the Company.
In June 2015, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, which only performs financial operations, issued US$ 1,000.0 in guaranteed notes at 5.05% p.a., due on June 15, 2025. This operation is fully and unconditionally guaranteed by the Company. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer, whose objective is to perform financial operations. The Company repurchased part of the outstanding securities in the amount of US$ 43.0, remaining the outstanding balance of US$ 957.0 in December 2022 and the other conditions unchanged. The principal repurchased was extinct and derecognized as loans and financing on December 31, 2022.
In
February 2017, Embraer Netherlands Finance B.V., Embraer subsidiary, issued an offering of US$ 750.0 with a nominal interest rate of 5.40% p.a. maturing February 1, 2027. The operations are fully and unconditionally guaranteed by the Company. Embraer Netherlands Finance B.V. is a wholly owned subsidiary of Embraer, whose objective is to perform financial operations. The Company repurchased part of the outstanding securities in the amount of US$ 20.0, remaining the outstanding

F-5
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

balance
of US$ 730.0 and the other conditions unchanged. The principal repurchased was extinct and derecognized as loans and financing on December 31,
2022.
In
September 2020, the Company’s wholly owned finance subsidiary Embraer Netherlands Finance B.V, issued US$ 750.0 in notes at 6.95% p.a., due on January 17, 2028. This operation is fully and unconditionally guaranteed by the Company. Embraer Netherlands Finance B.V is a wholly owned subsidiary of Embraer. The Company repurchased part of the outstanding securities in the amount of US$ 36.0, remaining the outstanding balance of US$ 714.0 and the other conditions unchanged. The principal repurchased was extinct and derecognized as loans and financing on December 31,
2022.

(ii)
It refers to financing contracts for working capital for exports totaling US$ 615.0, signed in 2020 with the National Bank for Economic and Social Development - BNDES and private banks (Banco do Brasil, Bradesco, Morgan Stanley, Natixis, and Santander). In 2021, US$ 303.0 was settled and in 2022 U$ 12.0 was settled.

In October 2022, Embraer, through its subsidiaries Embraer Aircraft Holding Inc. and Embraer Netherlands Finance B.V. obtained a revolving credit line of US$ 650.0 due in October 2025. This revolving credit line was made with 14 international financial institutions being guaranteed by the Company and some other subsidiaries of the Company, and loans under the Revolving Credit Line will accrue interest at a rate composed of the Term SOFR plus a margin of 1.50% or 1.85% per year, depending on the Company’s corporate rating. This credit line may be amended by October 2023 to include sustainability-related resources, which will provide
an
annual
margin adjustment applicable based on the Company’s performance in relation to certain sustainability goals.
In December 2022 Embraer signed a contract to finance working capital for exports totaling US$ 400.0 with BNDES, the loan has a maturity of 5 years.
On December 31, 2022, 2021 and 2020, the changes in loans and financing were as follows:

	12.31.2022	12.31.2021	12.31.2020

Opening balance	4,026.9	4,448.0	91.0
Principal addition	146.6	60.4	2,093.1
Interest addition	182.1	200.2	197.2
Principal payment	(961.8)	(478.2)	(1,061.8)
Interest payment	(183.7)	(207.4)	(173.2)
Foreign exchange	11.1	18.0	(6.5)
Liabilities held for sale	(18.0)	—	3,301.2
Business Combination	—	—	7.0
Transfer	—	(14.1)	—

Total	3,203.2	4,026.9	4,448.0

On December 31, 2022, 2021 and 2020, the changes in lease liabilities were as follows:

	12.31.2022	12.31.2021	12.31.2020
Opening balance	63.8	64.7	38.6

Additions	22.5	14.4	27.8
Additions - business combination	—	—	1.6
Disposals	(2.8)	(1.7)	(3.8)
Interest expense	4.2	3.0	2.8
Payments	(11.8)	(10.4)	(9.0)
Assets and liabilities held for sale	—	—	9.4
Translation adjustments	(4.9)	(6.2)	(2.7)

Total	71.0	63.8	64.7

Current portion	12.0	11.5	11.4
Non-current portion	59.0	52.3	53.3

F-5
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

As of December 31, 2022, the maturity schedules of the long-term financing were:

Year
2024	309.5
2025	954.8
2026	6.8
Thereafter 2026	1,623.6

2,894.7

20.1 Interest and guarantees
On December 31, 2022, loans denominated in U.S. dollars (98.7% of the total) are mainly subject to floating interest rates. The weighted average rate was 5.39% p.a. (5.16% p.a. on December 31, 2021).
On December 31, 2022, loans denominated in Reais (0.32% of the total) are subject to interest rate based on the Brazilian Long-term Interest Rate (“TJLP”) and CDI. The weighted average rate was 8.31% p.a. (5.24% p.a. on December 31, 2021).
On December 31, 2022, loans denominated in Euros (0.98% of the total) had a weighted average interest rate of 2.75% p.a. (0.29% on December 31, 2021).
Real estate, machinery, equipment, commercial pledges, and bank guarantees totaling US$ 470.8 as of December 31, 2022 (US$ 452.9 as of December 31, 2021) were provided as collateral for loans.
20.2 Restrictive clauses
Loans and financing contracts are subject to restrictive clauses, and includes restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant sale of assets and payment of dividends in excess the minimum required by law in cases of default in financing and in transactions with controlled companies.
As of December 31, 2022, the Company had one contract subject to restrictive clauses related to the liquidity indicator.

21	Other payables

	12.31.2022	12.31.2021
Provisions related to payroll	100.7	105.0
Provision for employee profit sharing	51.3	26.0
Long-term incentive (i)	34.0	24.9
Other accounts payable (ii)	33.6	40.4
Non-controlling purchase options - Tempest (iii)	31.0	17.1
Non-controlling purchase options - EVE (iv)	30.0	—
Mutual with jointly controlled operation	26.8	25.7
Contractual obligations (v)	22.3	14.8
Commission payable	16.0	21.9
Insurance	6.1	7.2
Training simulator	5.9	—
Recourse and non-recourse debt	5.8	9.9
Accounts payable from financial guarantees	3.0	18.7
Brazilian air force	2.6	4.8
Facility accounts payable	1.9	0.8
Accounts payable of acquisitions (deferred consideration)	—	0.4

	371.0	317.6

Current portion	319.9	257.1
Non-current portion	51.1	60.5

(i)	Accounts payable of the share-based payment program granted to certain employees of the Company in the form of phantom shares as described in Note 27

F-5
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(ii)	Represents, substantially, provision for expenses already incurred as of the date of the consolidated financial statements and for which payments are made during the following month.
(iii)
As part of the acquisition of control of Tempest Serviços de Informática S.A. (2020), the Company received call options and granted put options to non-controlling
shareholders in symmetrical and exercisable terms after the
lock-up
period at fair value for the purposes of the purchase of
non-controlling
interest. The Company recorded this derivative financial instrument as a reduction of shareholders’ equity held by controlling shareholders, taking the risks and benefits of minority interests that continue to be held by non-controlling
shareholders.

(iv)	Refers to the purchase option of certain minority shareholders of Eve Holding, Inc., recorded as a reduction in the non-controlling interest, as per Note 12.3.2.
(v)	Represents amounts recorded regarding contractual obligations assumed by the Company in contracts with customers mainly related to commercial concessions and costs to obtain contracts.

22	Taxes and payroll charges payable

	12.31.2022	12.31.2021
INSS (social security contribution) (i)	30.9	27.9
IRRF (withholding tax)	11.8	8.1
PIS and COFINS	2.0	4.0
IPI (manufacturing tax)	0.7	0.7
FGTS (government employee severance indemnity fund)	3.9	3.1
Others	11.1	6.6

	60.4	50.4

Current portion	47.2	40.4
Non-current portion	13.2	10.0

(i)	Corresponds substantially to:

•
The Company is challenging in court the levy of social contributions on the prior notice, among other indemnity amounts. The partial success was confirmed in November 2017. Currently, the remaining amount involved in the discussion, regarding the prior notice established in the collective agreement and 1/3 of vacation, among other amounts, is US$ 13.0 on December 31, 2022 (US$ 9.8 on December 31, 2021).

•
The Company has a discussion to ensure the right not to pay social security contributions according to the system established by Law 12,546/2011 during the month of July 2017. On December 31, 2022, the amount involved and respectively provisioned is US$ 5.7.

23	Income taxes
As the tax basis for the majority of the Company’s assets and liabilities is maintained in reais and the accounting basis is measured in U.S. dollars (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax expense (benefit).
Deferred tax assets relating to temporary differences on non-deductible provisions, represented mainly by contingencies loss provisions, product warranties, financial guarantees and unearned income will be realized as such proceedings are concluded.

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.1 Deferred income tax and social contribution
The components of deferred tax assets and liabilities are as follows:

	12.31.2022	12.31.2021

Temporarily non-deductible provisions (i)	111.8	155.3
Tax loss carryforwards	16.6	7.1
Functional currency effect of the non monetary assets	(428.8)	(529.1)
Gains not realized from sales of the Company to subsidiaries	20.8	14.7
Effect of differences by fixed asset	(39.0)	(21.4)
Other differences between basis: account x tax (ii)	(3.9)	(33.1)
Assets and liabilities held for sale	—	(1.7)

Deferred tax assets (liabilities), net	(322.5)	(408.2)

Total deferred tax asset	48.1	97.6
Total deferred tax liability	(370.6)	(505.8)

(i)
Temporarily
non-deductible
provision includes accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash-settled and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

(ii)	Refers to differences between the accounting and tax bases of assets and liabilities, such as adjustments to Contract revenues, Borrowing costs, Impairment, among others.

	From the statement of income	Other comprehensive income	Total
At December 31, 2019	(314.1)	42.5	(271.6)

Temporarily non-deductible provisions	68.5	—	68.5
Tax loss carryforwards	0.3	—	0.3
Functional currency effect of the non-monetary assets	(211.9)	—	(211.9)
Gains not realized from sales of Parent Company to subsidiaries	(8.6)	—	(8.6)
Effect of differences by fixed asset	26.1	—	26.1
Other differences between basis: account x tax	20.9	6.2	27.1

At December 31, 2020	(418.8)	48.7	(370.1)

Temporarily non-deductible provisions	21.6	—	21.6
Tax loss carryforwards	6.6	—	6.6
Functional currency effect of the non-monetary assets	(19.8)	—	(19.8)
Gains not realized from sales of Parent Company to subsidiaries	0.2	—	0.2
Effect of differences by fixed asset	(35.5)	—	(35.5)
Differences between basis: account x tax	(11.5)	2.0	(9.5)
Discontinued operation	(1.7)	—	(1.7)

At December 31, 2021	(458.9)	50.7	(408.2)

Temporarily non-deductible provisions	(43.5)	—	(43.5)
Tax loss carryforwards	9.5	—	9.5
Functional currency effect of the non-monetary assets	100.3	—	100.3
Gains not realized from sales of Parent Company to subsidiaries	6.1	—	6.1
Effect of differences by fixed asset	(17.6)	—	(17.6)
Other differences between basis: account x tax	32.0	(1.1)	30.9

At December 31, 2022	(372.1)	49.6	(322.5)

23.2 Recoverability of deferred tax assets
In order to recognize deferred tax assets related to temporary differences and tax losses carryforwards, the Company assessed the expectation of future taxable income in which these temporary differences and tax losses would be compensated. As of December 31, 2022, the Company did not recognize deferred tax assets in the total amount of US$ 79.2 (US$ 0.9 of temporary differences and US$ 78.3 of tax losses carryforwards).

F-
60

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.3 Reconciliation of income tax expense

	12.31.2022	12.31.2021	12.31.2020
Loss before income tax	(205.8)	27.4	(635.2)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%	70.0	(9.3)	216.0

Tax on profits of overseas subsidiaries	(76.8)	(92.1)	(21.3)
Transfer Pricing and Thin Capitalization	(2.6)	(36.3)	(47.7)
Functional currency effect of the non-monetary assets	134.4	(60.0)	(250.4)
Research and development tax incentives	4.0	1.2	1.6
Equity in the earnings of subsidiaries	2.7	0.4	0.8
Fiscal assets (non recognized)	(125.4)	(68.2)	(104.6)
Tax rate difference	33.2	28.2	10.4
Other differences between accounting and fiscal basis	(37.2)	165.2	195.6
Effects of Dropdown	—	—	(93.5)

	(67.7)	(61.6)	(309.1)

Income tax and social contribution income (expense) benefit as reported	2.3	(70.9)	(93.1)

Current income tax and social contribution expense as reported	(84.5)	(32.5)	11.6
Deferred income tax and social contribution income (expense) benefit as reported	86.8	(38.4)	(104.7)
Effective rat e	-1.1%	-258.8%	14.7%
23.4 Uncertainty over income tax treatments (IFRIC 23)
The Company and its subsidiaries held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income tax and social contribution on net income, their prognostic assessment was that the chosen tax positions will probably be accepted by the authorities, based on internal and external evaluation by legal advisors, except for a lawsuit that discusses a notice of infraction that disallowed the compensation of CSLL with income tax credit paid abroad. The process is currently awaiting a decision from the Tribunal Regional Federal (TRF) for the 3rd region, of the Company’s appeal. To this process, the Company recognized a provision in the amount of US$
4, classified as non-current liabilities.

24	Provisions and contingent liabilities
24.1
Provision

	12.31.2022	12.31.2021

Product warranties (i)	77.6	77.5
Provisions for labor, taxes and civil (ii)	58.6	53.7
Taxes (iii)	44.6	36.6
Post retirement benefits	36.1	39.4
Provision of third-party materials	25.3	—
Environmental provision	0.4	0.7
Others	34.1	21.5

	276.7	229.4

Current portion	126.5	108.9
Non-current portion	150.2	120.5

(i)	Recorded to cover product-related expenditure, including warranties and contractual obligations to implement improvements to aircraft delivered in order to meet performance targets.
(ii)	Provisions for labor, tax or civil contingencies, as shown in the table below Note 24.1.1.
(iii)	Accrual of tax provisions mainly relates to indirect taxes recognized in relation to revenue recognition of long-term contracts.

F-
6
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Changes in provision:

	Product warranties	Provisions labor, taxes and civil	Post retirement benefits	Taxes	Environment provision	Provision of third- party materials	Others	Total
At December 31, 2019	67.1	66.4	11.7	41.7	0.3	—	15.7	202.9

Additions	42.0	8.5	2.5	147.2	0.4	—	4.5	205.1
Interest	—	5.4	3.6	—	—	—	—	9.0
Used/payments	(30.4)	(4.7)	(2.2)	(154.4)	(0.6)	—	—	(192.3)
Reversals	(15.8)	(8.0)	—	—	(0.4)	—	—	(24.2)
Translation adjustments	(1.0)	(13.6)	(7.4)	—	(0.9)	—	(4.4)	(27.3)
Reclassification - Liabilities held for sale	12.0	1.4	19.7	—	2.6	—	3.8	39.5

At December 31, 2020	73.9	55.4	27.9	34.5	1.4	—	19.6	212.7

Additions	43.3	6.0	11.8	37.9	0.5	—	1.9	101.4
Interest	—	3.8	1.7	—	—	—	—	5.5
Used/payments	(25.9)	(4.8)	(0.3)	(32.4)	(0.9)	—	—	(64.3)
Reversals	(13.6)	(2.7)	—	—	—	—	—	(16.3)
Translation adjustments	(0.2)	(4.0)	(1.7)	(3.4)	(0.3)	—	—	(9.6)

At December 31, 2021	77.5	53.7	39.4	36.6	0.7	—	21.5	229.4

Additions	35.6	6.2	—	29.5	0.6	25.6	12.6	110.1
Interest	—	7.2	3.5	—	—	—	—	10.7
Used/payments	(20.9)	(5.8)	—	(23.9)	(1.1)	—	—	(51.7)
Reversals	(14.9)	(2.8)	(9.4)	—	—	—	—	(27.1)
Translation adjustments	0.3	0.1	2.6	2.4	0.2	(0.3)	—	5.3

At December 31, 2022	77.6	58.6	36.1	44.6	0.4	25.3	34.1	276.7

24.1.1 Labor, tax and civil provisions

	12.31.2022	12.31.2021
Tax related
IRRF (i)	8.3	10.5
PIS and COFINS (ii)	2.8	4.0
Social security contributions (iii)	1.8	1.7
Import taxes (iv)	0.6	0.6
Others	6.5	5.4

	20.0	22.2
Labor related
Plurimas 461/1379 (v)	0.6	0.5
Class action 1379/1991 (vi)	7.6	6.2
Reintegration (vii)	11.3	6.9
Overtime (viii)	5.0	3.9
Dangerousness (ix)	2.4	2.0
Insalubrity (x)	0.2	—
Indemnity (xi)	4.2	3.8
Third parties (xii)	3.0	1.0
Others (xiii)	4.1	7.0

	38.4	31.3
Civil related
Indemnity (xiv)	0.2	0.2

	0.2	0.2

	58.6	53.7

Current portion	18.7	18.7
Non-current portion	39.9	35.0

(i)	The Company has obtained an injunction to suspend income tax collection related to certain operations of transfers abroad. The related legal demand is pending completion.

(ii)
Since 2013, the Company has been discussing with Brazilian Tax Authorities the appropriation of extemporaneous PIS and COFINS credits in the non-cumulative
regime, the discussions are segregated into several lawsuits and this item shows the amount of the provisioned lawsuits that are in the judicial stage. Also, under this heading there are other provisions related to federal taxes.

(iii)
The company has INSS discussions derived from notifications which are divided into several notifications related to the withholding of 11% to be applied in the payment for contracting third parties in the amount of US$ 1.8
.

F-
6
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(iv)
Deficiency and Penalty Notices issued against the Company involving the drawback regime, disputing possible differences in relation to the tax classification of certain products and is at the analysis stage in the Federal Supreme Court - STJ (
Supremo Tribunal de Justiça
).

(v)	It refers to claims for backdated salary increases and productivity payments, on salaries from former employees.

(vi)	Class action filed by the Metalworkers Union of São José dos Campos with a request for retroactive salary readjustments and productivity payments.

(vii)	It refers to labor lawsuits from former employees claiming reinstatement with the Company for various reasons.

(viii)	It reflects several requests for payment of alleged differences due to allegations of overtime hours.

(ix)	It refers to requests that seek recognition of hazardous activities.

(x)	Requests that seek recognition of the activity in unhealthy conditions and the respective payments.

(xi)	Indemnity claims in connection with alleged work-related accidents or work-related illness.

(xii)
Those are requests for various orders, filed by employees of third-party companies that had some legal relationship with the Company seeking the subsidiary conviction of the Company in the event of default by their employer.

(xiii)	Other labor lawsuits refer to general matters different from the categories above-mentioned, such as, salary parity, salary differences, and others.

(xiv)	Other indemnity claims brought by parties that had some type of legal relationship with the Company.
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
24.2 Contingent liabilities
Contingent liabilities are amounts classified as possible losses, in accordance with the Company’s accounting policy, in the opinion of the Company’s legal department, supported by its external counsel. When the contingent liability arises from the same set of circumstances as an existing provision, the type of the corresponding provision is indicated at the end of the description. The Company’s main contingent liabilities are listed below:

(i)	The Company has a legal dispute over AIIM on SAT / Agentes Nocivos from 2003 in the amount of US$ 6.3 on December 31, 2022 (US$ 5.6 on December 31, 2021).

(ii)	The Company is involved in a legal dispute related to tax credits paid by its subsidiaries abroad amounting to US$ 91.6 on December 31, 2022 (US$ 82.7 on December 31, 2021).

(iii)
The Company has a dispute on the 2007 Tax Assessment Notice regarding the validity of the provisions contained in the Normative Instruction No. 213/02, which determined the taxation of profits from abroad through the application of Brazilian rules. The dispute involves transfer pricing in loans between associates, equity method, among other. On September 1, 2010, decadence had been accepted to exclude the requirements of the first three quarters of 2002, and it was determined to carry out diligence to collect information requested by the National Treasury Attorney (
Procuradoria da Fazenda Nacional
 - PNF). In April 2019 the judge trial was converted into diligence. The amount is US$ 166.7 on December 31, 2022 (US$ 155.9 on December 31, 2021).

F-
6
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(iv)
The Company has a discussion on the disallowance of credits launched in several PERDCOMPs (electronic request for reimbursement or refund and tax offset statement program in Brazil) in the amount of US$ 69.8 on December 31, 2022 (US$ 58.1 on December 31, 2021).

(v)
The Company is discussing administratively and judicially the disallowance of appropriation of extemporaneous PIS/COFINS credits, this discussion is guaranteed by surety bond in the amount of US$ 6.5 and at the administrative level the value of the discussion on December 31, 2022 is US$ 3.1
.

(vi)
The Company is discussing the non-approval of offsetting PIS/COFINS Import credits arising from a final and unappealable court decision, totaling the historic amount of US$ 11.4, the amount under discussion on December 31, 2022, is US$ 19.2 (US$ 16.4 on December 31, 2021).

(vii)	Other tax lawsuits in the amount of US$ 1.5 on December 31, 2022. This topic includes discussions on IRRF (divergence of DCTF x DIRF) and INSS requirement on Stock Option.

(viii)
The Company has a legal discussion in Tax Enforcement questioning the requirement of the ICMS (Tax on Commerce and Services) for the period from April/2017 to October/2017, the value of the discussion on December 31, 2022, is US$ 7.1.

(ix)
The Company has an administrative discussion whose object of the AIIM (Deficiency Notice) is related to the requirement of ISS (Tax on Services) by the municipality of São José dos Campos/SP, supposedly due in the performance of after-sales services, whose value of the discussion on December 31,2022 is US$ 63.1.

(x)	The Company has contingent liabilities related several labor claims amounting to US$ 24.0 on December 31, 2022 (US$ 20.7 on December 31, 2021).
24.3 FCPA investigations and settlements
In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011. In February 2017, the Company entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby the Company undertook to collaborate with the investigations in that country.
Several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW EMB-145 to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in 2016. Embraer S.A. and ECC Investment Switzerland AG are parties to this criminal case and have been served in November of 2021.
The Company is not aware of other procedures that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016. To date, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.
24.4 Arbitration Proceedings - The Boeing Company (“Boeing”)
Embraer is pursuing all appropriate remedies against Boeing for damages suffered by Embraer due to wrongful termination and violation of the Master Transaction Agreement and Contribution Agreement by Boeing, including by means of arbitration proceedings initiated by both sides in connection with the termination of the Master Transaction Agreement and/or the Contribution Agreement by Boeing. There are no guarantees with respect to the timing or outcome of arbitration proceedings or any remedies that Embraer may receive or loss that Embraer may suffer as a result of or in connection with such arbitration proceedings.

F-
6
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.5 Post-retirement benefits
24.5.1 Post-retirement healthcare benefits provided by the Company
The Company provided healthcare plan for employees in Brazil, which based on its conditions, is classified as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times the contribution made by the retired employees is insufficient to cover the medical plan costs, which would represent exposure for the Company. The actuarial liability recognized as of December 31, 2022 was US$ 34.2 (US$ 36.5 as of December 31, 2021).
Embraer Aircraft Holding, Inc. (domiciliated in the United States of America) sponsors a post-retirement healthcare plan for employees hired up to 2007. The expected costs of pension and provision of post-employment medical benefit for the individual employees and their dependents are provided on an accrual basis based on actuarial studies and the calculation is reviewed annually. The actuarial liability recognized as of December 31, 2022 was US$ 1.9 (US$ 2.9 as of December 31, 2021).
24.5.2 Defined contribution pension plan
The Company and certain subsidiaries in Brazil sponsor a defined contribution pension plan for their employees, participation in which is optional. The Company’s contributions to the plan for the years ended December 31, 2022, 2021 and 2020 were US$ 9.7, US$ 12.0 and US$ 12.3, respectively.
24.6 STF decision on the relativization of res judicata in tax matters
On February 8, 2023, the Federal Supreme Court (STF) concluded the judgment on the annulment of final decisions in tax matters by holding that individual final and unappealable decisions can be considered immediately annulled in cases where the STF later issues a general opposite decision. Based on their assessment and that of their external legal advisors, the Company and its subsidiaries conclude that this matter has no material impact to be recognized on these financial statements.

25	Financial instruments
25.1 Financial instruments by category

		12.31.2022
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,816.9	—	—	1,816.9
Financial investments	6	350.5	194.7	119.2	664.4
Trade accounts receivable, net	7	205.2	—	—	205.2
Customer and commercial financing	9	101.2	—	—	101.2
Derivative financial instruments	8	—	—	11.1	11.1
Other assets		60.3	—	—	60.3

		2,534.1	194.7	130.3	2,859.1

Liabilities
Loans and financing	20	3,196.8	—	6.4	3,203.2
Trade accounts payable	18	739.5	—	—	739.5
Trade accounts payable supplier finance	19	27.5	—	—	27.5
Other payables	21	340.0	31.0	—	371.0
Lease liability	20	71.0	—	—	71.0
Derivative financial instruments	8	—	—	97.5	97.5
Other liabilities		172.8	—	—	172.8

		4,547.6	31.0	103.9	4,682.5

F-6
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

		12.31.2021
	Note	Amortized cost	Fair value through other comprehensive income	Fair value through profit or loss	Total
Assets
Cash and cash equivalents	5	1,816.0	2.3	—	1,818.3
Financial investments	6	79.4	541.0	196.0	816.4
Guarantee deposits		3.0	—	—	3.0
Trade accounts receivable, net	7	189.0	—	—	189.0
Customer and commercial financing	9	32.0	—	—	32.0
Derivative financial instruments	8	—	—	0.1	0.1
Other assets		50.7	—	—	50.7

		2,170.1	543.3	196.1	2,909.5

Liabilities
Loans and financing	20	4,026.9	—	—	4,026.9
Trade accounts payable	18	495.2	—	—	495.2
Trade accounts payable supplier finance	19	14.8	—	—	14.8
Other payables	21	300.5	17.1	—	317.6
Lease liability	20	63.8	—	—	63.8
Derivative financial instruments	8	—	—	5.9	5.9
Other liabilities		158.2	—	—	158.2

		5,059.4	17.1	5.9	5,082.4

25.2 Fair value of financial instruments
The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.
The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.
The carrying amounts of cash, financial investments, accounts receivable, customer and commercial financing, other financial assets and current liabilities approximate at their fair values. The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted.
Financial investments – The fair value of securities is estimated by the discounted cash flow methodology. For investments in bonds, the unit price on the last trading day at the end of the reporting period is multiplied by the amount invested.
Loans and financing – The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued.
For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.
Warrants – The measurement of the fair value of the stock purchase options depends on which option modality is issued, and can be an option traded on the market, in this way its fair value is calculated from the unit price of this option, multiplied by the amount of options, or else the option, when not traded on the market, has its fair value calculated using its own methodology based on the Black-Scholes pricing model.
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

F-6
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

•
Level
 2
- pricing inputs other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange
traded derivatives such as swaps or
over-the-counter
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

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. On December 31, 2022, there were no changes in the fair value methodology of the financial instruments and, therefore, there were no transfers between levels.

	12.31.2022
	Note	Level 1	Level 2	Level 3	Total fair value	Amortized cost of the other financial instruments	Carrying amount
Assets
Cash and cash equivalents	5		—	—	—	1,816.9	1,816.9
Financial investments	6		217.4	96.5	313.9	350.5	664.4
Trade accounts receivable, net	7		—	—	—	205.2	205.2
Customer and commercial financing	9		—	—	—	101.2	101.2
Derivative financial instruments	8		11.1	—	11.1	—	11.1
Other a ssets			—	—	—	60.3	60.3

		—	228.5	96.5	325.0	2,534.1	2,859.1

Liabilities
Loans and financing	20		6.4	—	6.4	3,196.8	3,203.2
Trade accounts payable	18		—	—	—	739.5	739.5
Trade accounts payable s upplier finance	19		—	—	—	27.5	27.5
Other payables	21		—	31.0	31.0	340.0	371.0
Lease liability	20		—	—	—	71.0	71.0
Derivative financial instruments	8	7.7	89.8	—	97.5	—	97.5
Other liabilities			—	—	—	172.8	172.8

		7.7	96.2	31.0	134.9	4,547.6	4,682.5

F-6
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

		12.31.2021
	Note	Level 2	Level 3	Total fair value	Amortized cost of the other financial instruments	Carrying amount
Assets
Cash and cash equivalents	5	2.3	—	2.3	1,816.0	1,818.3
Financial investments	6	642.1	94.9	737.0	79.4	816.4
Guarantee deposits		—	—	—	3.0	3.0
Trade accounts receivable, net	7	—	—	—	189.0	189.0
Customer and commercial financing	9	—	—	—	32.0	32.0
Derivative financial instruments	8	0.1	—	0.1	—	0.1
Other assets		—	—	—	50.7	50.7

		644.5	94.9	739.4	2,170.1	2,909.5

Liabilities
Loans and financing	20	—	—	—	4,026.9	4,026.9
Trade accounts payable	18	—	—	—	495.2	495.2
Trade accounts payable supplier finance	19	—	—	—	14.8	14.8
Other payables	21	—	17.1	17.1	300.5	317.6
Lease liability	20	—	—	—	63.8	63.8
Derivative financial instruments	8	5.9	—	5.9	—	5.9
Other liabilities		—	—	—	158.2	158.2

		5.9	17.1	23.0	5,059.4	5,082.4

The fair value measurements of Republic shares (assets), note 6(v), and Tempest Put Options (liabilities), note 21(iii), were classified as level 3 in the valuation method used. This method is the discounted cash flow, which considers the present value of the free cash flows expected to be generated by the evaluated company, considering a terminal value that is calculated based on a perpetuity with a certain cash flow growth. Free cash flows are discounted at a rate calculated by the weighted average capital cost (WACC).
The unobservable inputs are:

1.	Cash flow growth rate in perpetuity;

2.	Discount rate (WACC).
The table below shows the reconciliation of the opening balance and the closing balance of level 3 fair values:

	Fair value of financial instruments using significant unobservable inputs (level 3)
	Assets	Liabilities
At 12.31.2020	55.9	108.4

Reversal	—	(50.1)
Transfer	—	(33.6)
Changes in fair value	35.2	(3.9)
Exchange variation	3.8	(3.7)

At 12.31.2021	94.9	17.1

Changes in fair value	0.8	12.8
Exchange variation	0.8	1.1

At 12.31.2022	96.5	31.0

25.3 Financial risk management policy
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

F-6
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
25.3.1 Capital management
The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and maintain an optimized capital structure in order to reduce costs.
The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce indebtedness, for instance).
Liquidity and the leverage level are monitored in order to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.
25.3.2 Credit risk
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
Fitch
,
Moody’s
e
Standard and Poor’s
). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

•	Trade accounts receivable, and contract assets with customers
The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, which include the experience of past transactions and quantitative aspects, when applicable, based on financial information. Any increased risk and/ or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.
The Company applies IFRS 9 simplified approach to the measurement of expected credit losses on trade accounts receivable balances (Note 7).

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

In order to
calculate the expected credit losses, receivables are grouped by the period the items are outstanding, and an expected loss factor is applied based on actual credit loss experiences of each past period, which gradually increases as long as the receivable remains outstanding in the portfolio. For receivables not overdue, the expected credit loss is calculated using the past 10 years’ experience of losses and monitoring of forwarding trends. As of December 31, 2022, the initially expected loss factor under the methodology was 1.8% (1.3% in 2021), except for the Commercial Aviation segment as explained below.
As a result of the economic downturn environment generated by the crisis of the COVID-19 pandemic and its significant impacts mainly related to the commercial jets market (Commercial Aviation), the Company applied economy trends and customers data based of the main rating agencies in order to estimate the expected credit losses over the short-term receivables of such segment during the crisis and defined the expected loss factor in the period to 7.6% (7.7
% as of December 31, 2021). Customers with a significant increase in credit risk in the period (under judicial recovery measures or bankruptcy processes), were subject to a case-by-case
analysis and an additional provision was recognized based on the Management’s best estimate.
Contract assets refer to contracts in progress that have not been billed, mainly related to development contracts recognized over time in the Defense & Security segment.
The credit risk characteristic of the Company’s customers is different for the Defense & Security segment since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties.
Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among other, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.
25.3.3 Liquidity risk
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

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following table provides additional information related to undiscounted contractual obligations and commercial commitments and their respective maturities:

	Cash Flow	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2022
Loans and financing	3,789.6	395.2	1,572.4	1,031.4	790.6
Trade accounts payable	739.5	739.5	—	—	—
Trade accounts payable - supplier finance	27.5	27.5	—	—	—
Lease liability	71.0	12.0	25.9	10.8	22.3
Other liabilities	172.8	3.2	157.5	10.3	1.8
Other payables	371.0	320.4	16.3	33.2	1.1
Derivative financial instruments	97.5	57.4	—	40.1	—

Total	5,268.9	1,555.2	1,772.1	1,125.8	815.8

At December 31, 2021
Loans and financing	4,842.0	712.5	683.4	1,602.4	1,843.7
Trade accounts payable	495.2	495.2	—	—	—
Trade accounts payable supplier finance	14.8	14.8	—	—	—
Lease liability	63.8	11.5	20.1	9.9	22.3
Other liabilities	158.2	14.2	127.5	9.9	6.6
Other payables	317.6	258.7	37.0	17.9	4.0
Derivative financial instruments	5.9	2.9	3.0	—	—

Total	5,897.5	1,509.8	871.0	1,640.1	1,876.6

The table above shows the outstanding principal and interest if applicable at the maturity dates. In the case of the fixed rate liabilities, interest expense was calculated based on the rate established in each debt contract. Interest expense on floating rate liabilities was calculated based on a market forecast for each period.
25.3.4 Market risk
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

•
Loans and financing – the Company monitor financial markets with the purpose of evaluating hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

On December 31, 2022, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

Without derivative effect	Fixed Rate		Floating Rate		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,351.5	94.77%	129.7	5.23%	2,481.2	100.00%
Loans and financing	2,704.0	84.42%	499.2	15.58%	3,203.2	100.00%

With derivative effect	Fixed Rate		Floating Rate		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,351.5	94.77%	129.7	5.23%	2,481.2	100.00%
Loans and financing	3,100.9	96.80%	102.4	3.20%	3,203.3	100.00%
F-
7
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On December 31, 2022, the Company’s cash equivalents, and variable interest rate loans and financing were indexed as follows, considering the contractual cash flows (without derivative effect) and the cash flows changed due to interest rate swaps (with derivative effect):

	Without derivative effect		With derivative effect
	Amount	%	Amount	%
Cash equivalents and financial investments	129.7	100.00%	129.7	100.00%
CDI	129.7	100.00%	129.7	100.00%
Loans and financing	499.2	100.00%	102.4	100.00%
Libor	412.7	82.67%	9.5	9.27%
CDI	4.0	0.80%	10.4	10.16%
SIFMA	21.1	4.23%	21.1	20.61%
EURIBOR	4.4	0.88%	4.4	4.30%
SOFR	57.0	11.42%	57.0	55.66%
b) Foreign exchange rate risk
The Company’s operations most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses and financial investments) as well as investments in subsidiaries in currencies other than the U.S. dollar.
Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur. This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in U.S. dollars, result in an increase or reduction in the portion of costs denominated in Reais.
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
Forwards.

F-
7
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On December 31, 2022, the Company had the following amounts of financial assets and liabilities denominated in several currencies as follows:

	12.31.2022	12.31.2021
Loans and financing
Brazilian reais	10.3	18.3
U.S. dollars	3,161.6	3,982.5
Euro	31.3	26.1

	3,203.2	4,026.9

Trade accounts payable
Brazilian reais	89.9	77.6
U.S. dollars	602.3	385.6
Euro	44.9	31.3
Other currencies	2.4	0.7

	739.5	495.2

Trade accounts payable - Supplier finance
Brazilian reais	7.6	2.8
U.S. dollars	19.9	12.0

	27.5	14.8

Total (1)	3,970.2	4,536.9

Cash and cash equivalents and financial investments
Brazilian reais	131.3	94.9
U.S. dollars	2,283.9	2,493.6
Euro	62.0	42.4
Other currencies	4.1	3.8

	2,481.3	2,634.7

Trade accounts receivable:
Brazilian reais	96.9	33.3
U.S. dollars	82.5	134.8
Euro	25.4	20.8
Other currencies	0.4	0.1

	205.2	189.0

Total (2)	2,686.5	2,823.7

Net exposure (1 - 2):
Brazilian reais	(120.4)	(29.5)
U.S. dollars	1,417.4	1,751.7
Euro	(11.2)	(5.8)
Other currencies	(2.1)	(3.2)
The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure to the currencies presented.
25.4 Sensitivity analysis
In order to present positive and negative variations of 25% and 50% in the risk variable considered, a sensitivity analysis of the financial instruments, including derivatives, is presented below describing the effects on the monetary and foreign exchange variations on the financial income and expense, as well as in the consolidated shareholders’ equity, determined on the balances recorded on December 31, 2022, in the event of such variations in the risk component.
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
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

25.4.1 Methodology
Considering the assumption that balances remain constant as compared to December 31, 2022, the Company calculates the interest and exchange variation differential for each of the projected scenarios.
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
25.4.2 Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2022	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	129.7	(8.8)	(4.3)	0.1	4.6	9.0
Loans and financing	CDI	(4.0)	0.3	0.1	—	(0.1)	(0.3)

Net impact	CDI	125.7	(8.5)	(4.2)	0.1	4.5	8.7
Loans and financing	LIBOR	(412.7)	10.0	4.4	(1.2)	(6.9)	(12.5)

Net impact	LIBOR	(412.7)	10.0	4.4	(1.2)	(6.9)	(12.5)
Loans and financing	SOFR	(57.0)	1.1	0.4	(0.2)	(0.9)	(1.6)

Net impact	SOFR	(57.0)	1.1	0.4	(0.2)	(0.9)	(1.6)
Rates considered	CDI	13.65%	6.88%	10.31%	13.75%	17.19%	20.63%
Rates considered	LIBOR 6M	5.14%	2.72%	4.08%	5.44%	6.80%	8.16%
Rates considered	TJLP	7.20%	3.69%	5.53%	7.37%	9.21%	11.06%
Rates considered	IPCA	5.73%	2.27%	3.41%	4.54%	5.68%	6.81%
Rates considered	SOFR	4.30%	2.35%	3.52%	4.70%	5.87%	7.04%

(*) The positive and negative variations of 25% and 50% were applied on the rates
25.4.3 Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2022	-50%	-25%	Probable scenario	+25%	+50%
Assets		412.8	203.1	98.3	(6.5)	(111.3)	(216.1)

Cash, cash equivalents and financial investments	R$	131.3	64.6	31.3	(2.1)	(35.4)	(68.7)
Other assets	R$	281.5	138.5	67.0	(4.4)	(75.9)	(147.4)
Liabilities		(411.1)	(202.4)	(98.0)	6.5	110.9	215.3

Loans and financing	R$	(10.3)	(5.1)	(2.5)	0.2	2.8	5.4
Other liabilities	R$	(400.8)	(197.3)	(95.5)	6.3	108.1	209.9

Net impact		1.7	0.7	0.3	—	(0.4)	(0.8)
Exchange rate considered		5.2177	2.6500	3.9750	5.3000	6.6250	7.9500

(*)	The positive and negative variations of 25% and 50% were applied on the rates

F-
7
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

25.4.4 Derivative contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2022	-50%	-25%	Probable scenario	+25%	+50%
Derivative designated as hedge accounting
Interest swap - fair value hedge	CDI	0.1	—	(0.1)	(0.1)	(0.1)	(0.1)
Hedge destinated as cash flow hedge	US$/R$	2.3	8.9	2.4	(2.7)	(7.9)	(13.7)
Other derivatives
Interest swap	LIBOR	8.4	(4.4)	2.2	8.7	15.1	21.3
Foreign exchange option	EUR/US$	(0.2)	(5.0)	(2.5)	0.1	2.6	5.2
Equity SWAP	Embraer share prices	(1.6)	(9.6)	(5.2)	(0.8)	3.6	8.0
EVE warrants	EVE share prices	(95.4)	51.5	28.7	—	(40.7)	(94.6)

Total		(86.4)	41.4	25.5	5.2	(27.4)	(73.9)

Rate considered	LIBOR	5.14%	2.72%	4.08%	5.44%	6.80%	8.16%
Rate considered	CDI	13.65%	6.88%	10.31%	13.75%	17.19%	20.63%
Rate considered	US$/R$	5.2177	2.65	3.975	5.3	6.625	7.95
Rate considered	EUR/US$	1.0666	0.52	0.78	1.04	1.3	1.56

(*)	The positive and negative variations of 25% and 50% were applied on the rates
25.4.5 Fair value sensitivity analysis
For the fair values of Republic shares and Tempest Put options, possibly reasonable changes as of December 31, 2022, in the significant unobservable inputs, and holding other inputs constant, would have the following effects.

•	Republic Shares

	Result
December 31, 2022	Increase	Probable Scenario	Decrease
Growth rate (25% change)	109.5	96.4	83.9
Discount rate (8% change)	64.1	96.4	134.7

•	Tempest Put options

	Result
December 31, 2022	Increase	Probable Scenario	Decrease
Growth rate (25% change)	33.0	31.0	28.0
Discount rate (8% change)	25.0	31.0	37.0

26	Shareholders’ equity
26.1 Capital
The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid-up capital as of December 31, 2022 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 5,832,238 shares were held in treasury.
The capital is comprised entirely of common shares. As per Article 14 of the Company’s bylaws, each common share generally empowered with one vote at general shareholders’ meeting, considering that: (a) no shareholder or group of shareholders, Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered; and (b) the set of foreign shareholders and groups of foreign shareholders may not exercise votes in number greater than 2/3 of the total votes given to the group of Brazilian shareholders present.

F-7
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.2 Brazilian Federal Government Golden Share
The Federal Government holds one
golden share
with the same voting rights as other holders of common shares.
26.3 Treasury Shares
Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007, and corresponds to 5,832,238 common shares and US$ 28.2 as of December 31, 2022. These shares lose voting and economic rights during the period in which they are held in Treasury. The movement is shown below:

	USD	Quantity	Share value in unit (USD)
At December 31, 2020	25.7	4,291,938	6.0
Repurchase of shares in the period	2.5	1,540,300	1.6

At December 31, 2021	28.2	5,832,238	4.8

At December 31, 2022	28.2	5,832,238	4.8

As of December 31, 2022, the market value of the shares held in Treasury was US$ 15.9 (US$ 25.9 as of December 31, 2021).
26.4 Investment subsidy reserve (Government grants)
This reserve was formed as allowed by article 195-A of Brazilian Corporate Law (as amended by Law 11.638, of 2007) and corresponds to the appropriation of the portion of retained earnings derived from government grants received by the Company, which cannot be distributed to shareholders in the form of dividends. It is recognized in the consolidated statements of income in the same expense line to which the subsidy refers. These subsidies are not included in the calculation of the minimum mandatory dividends.
26.5 Legal reserve
The legal reserve is a revenue reserve recorded annually as an appropriation of 5% of the net income for the year as defined under the Brazilian Corporate Law. The reserve may not exceed 20% of capital, or 30% of capital and capital reserves.
26.6 Investment and working capital reserve
The purpose of this revenue reserve is to shield funds which might otherwise be subject to distribution and are earmarked for: (i) investments in property, plant and equipment, without detriment to retained earnings, pursuant to art. 196 of Law 6.404/76; (ii) the Company’s working capital (iii) redeem, reimburse or purchase shares of the Company and (iv) be distributed to the shareholders.
The previously mentioned statutory reserves are generated of earnings retained from past fiscal years.
Since Embraer is established and domiciled in Brazil, the components of shareholders’ equity are required under the Brazilian Corporate Law to be measured accounted and maintained in historical Brazilian Real, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from the Company’s original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars (as described in Note 2.2.1). Net earnings or losses incurred by the Company at the end of each fiscal year in U.S. dollars are translated to Brazilian Real for Corporate Law accounting purposes at average exchange rate observed on that period end, and then distributed, retained or absorbed by the statutory reserves. Embraer files audited consolidated financial statements in Brazil (translated to Brazilian Real based on requirements of IAS 21), which discloses the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.

F-7
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
, 2020 were
R$ 2,595.4 million and R$ 2,058.2 million, respectively. Mainly as a result of losses incurred in 2020 of US$ 731.9, the statutory reserves reduced to US$ 1,377.8, out of which US$ 1,124.4 would be available for distribution, however in Brazilian Real the reserves were fully absorbed due to the translation of losses incurred at average exchange rate observed in 2020, which cause the losses translated to Brazilian Real of R$ 3,616.0 million to be higher than the previously accumulated statutory reserves. Therefore, the Company presented retained losses of R$ 1,021.0 million as of December 31, 2020 under the Brazilian Corporate Law requirements, which restricts the Company to distribute earnings to shareholders while the accumulated retained losses are not consumed by future net earnings. In 2022, the losses incurred of US$ 185.4 reduced again the retained earnings in historical U.S. dollars to US$ 1,116.1, out of which US$ 862.7 would be available for distribution in case no restriction exist, but such losses in the amount of R$ 953.7 million as translated to Brazilian Real further increased the retained losses translated to Brazilian Real to R$ 2,376.6 million.
26.7 Other comprehensive income (loss)
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

26.8	Result in transactions with non-controlling interest
Consists of the transactions with EVE’s operation which include: transaction costs, dilution gains, contingent warrants and changes in fair value of Tempest’s Put Options.

27	Share-based compensation
The Company maintains as part of its Executive Compensation Policy long-term incentives plan (“LTI”), applicable to executive officers, executives and key employees, with the main objectives of (i) maintain and attract highly qualified personnel for the Company, (ii) assure those who are able to contribute to improving the Company’s performance of the right to participate in the results of their contribution, and (iii) also to ensure the continuity of the Company’s management by aligning the interests of executives with those of shareholders.
The current ILP includes a compensation plan based on virtual shares.
The value of LTI will be converted at the average price of the Company’s shares in the last 30 trading days (based on the EMBR3 shares listed in the Brazilian stock exchange - B3) by determining the quantity of virtual shares allocated to each participant, divided into two classes: (i) in the form of restricted virtual shares (associated with the service period) and (ii) in the form of virtual performance shares. The Company will pay the LTI by converting the quantity of virtual shares into Reais at the average quoted price (weighted by trading volume) of the Company’s shares in the last 10 trading days, as follows:
Grants made until the year 2020:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date.

•	virtual performance shares: 100% on the third anniversary of the grant.
Grants made until the year 2021:

•	restricted virtual shares: 100% on the third anniversary of the grant.

F-7
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

•	v irtual performance shares: 100% on the third anniversary of the grant.
For grants made until 2018, the amounts resulting from the conversion of virtual shares are included to the equivalent amounts of dividends and interest on equity effectively distributed by the Company during the vesting period. Grants made from 2018 do not consider the dividends accumulated in the period between grant and vesting.
The fair value of virtual shares is determined based on the average price of Company’s shares in the last 10 trading days of the Embraer share on B3, in accordance with the plan’s rules and applied to the number of virtual shares attributed to each participant in proportion to the vesting period and recorded as accounts payable (Note 2
1
).
Amounts shown in the tables below refer to the Consolidated balance and are net of charges:

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on April 12, 2018	1,622,986	35.2	167,347	2.3	0.4
Grants on March 12, 2019	1,349,153	26.0	323,415	4.4	0.8
Grants on March 24, 2020	1,633,741	27.7	1,157,029	15.8	3.0
Grants on November 13, 2020	6,530,000	43.6	4,326,111	59.2	11.4
Grants on March 18, 2021	2,181,442	24.6	1,293,066	17.7	3.4
Grants on March 11, 2022	2,292,434	40.4	631,352	8.6	1.7
Grants on September 05, 2022	13,662,385	187.1	2,074,484	28.4	5.5
Grants on November 18, 2022	6,254,302	78.7	542,908	7.4	1.4

At December 31, 2022	35,526,443	463.3	10,515,712	143.8	27.6

	Amount of virtual stock	Grant value (i)	Amount of virtual stock (ii)	Fair value of shares (R$) (iii)	Fair value of shares (US$) (iii)
Grants on August 24, 2017	1,930,350	30.5	230,750	5.0	1.0
Grants on April 12, 2018	1,622,986	35.2	314,552	6.8	1.3
Grants on March 12, 2019	1,160,552	22.4	885,237	19.3	3.7
Grants on March 24, 2020	1,401,293	23.8	710,127	15.5	3.0
Grants on November 13, 2020	6,530,000	43.6	2,399,444	52.2	10.0
Grants on March 18, 2021	2,181,442	24.6	591,938	12.9	2.5

At December 31, 2021	14,826,623	180.1	5,132,048	111.7	21.5

(i)	Refers to the estimated fair value of total virtual shares to be granted in each grant date.
(ii)	Outstanding virtual shares until December 31, 2022 and December 31, 2021 considering the plan’s vesting period and less the virtual shares already paid to the beneficiaries.
(iii)
Fair value of virtual shares as of December 31, 2022 and December 31, 2021 considering the plan’s vesting period and fair value of Embraer’s shares in the market on each date based on the plan’s requirements.

28	Earnings per share
Basic and diluted earnings per common share are computed by dividing net income/(loss) for the year by the weighted average number of shares outstanding during the period, excluding shares held in treasury.

	12.31.2022	12.31.2021	12.31.2020
Losses attributable to owners of Embraer	(185.4)	(44.7)	(731.9)

	(185.4)	(44.7)	(731.9)

Weighted average number of shares (in thousands)	734,633	734,730	736,164
Basic and diluted loss per share - U.S. dollars	(0.25)	(0.06)	(0.99)

F-7
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

As
of December 31, 2022, 2021 and 2020, the Company does not have outstanding potential ordinary shares which can be converted in new shares and diluted earnings per share, therefore, basic and diluted earnings per share are equivalent in the period as disclosed.

29	Revenue from contracts with customers
a) Revenue disaggregation

•	Revenue by category on December 31, 2022:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

Aircraft	1,540.6	26.0	1,244.4	—	31.1	2,842.1
Long-term contracts – aircraft	—	312.4	—	—	—	312.4
Others	3.3	6.5	—	1.4	0.8	12.0
Service	—	94.6	—	838.2	—	932.8
Spare Parts	—	8.1	—	427.2	5.8	441.1

Total	1,543.9	447.6	1,244.4	1,266.8	37.7	4,540.4

	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,150.8	20.2	—	114.5	474.3	82.3	2,842.1
Long-term contracts – aircraft	—	—	—	163.2	148.9	0.3	312.4
Others	1.4	—	—	8.9	1.7	—	12.0
Service	428.8	24.6	81.2	158.4	193.6	46.2	932.8
Spare Parts	276.7	8.2	19.7	60.2	65.9	10.4	441.1

Total	2,857.7	53.0	100.9	505.2	884.4	139.2	4,540.4

•	Revenue by category on December 31, 2021:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

Aircraft	1,313.2	148.8	1,098.7	—	17.5	2,578.2
Long-term contracts – aircraft	—	320.6	—	—	—	320.6
Others	3.2	23.2	31.4	8.7	1.4	67.9
Service	—	87.9	—	795.6	—	883.5
Spare Parts	—	13.9	—	327.9	5.2	347.0

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,525.3	4.1	102.8	79.5	731.2	135.3	2,578.2
Long-term contracts – aircraft	—	—	—	202.4	117.5	0.7	320.6
Others	30.2	0.4	3.7	22.9	9.8	0.9	67.9
Service	417.8	20.9	72.9	129.7	203.3	38.9	883.5
Spare Parts	194.9	12.4	30.2	44.1	54.9	10.5	347.0

Total	2,168.2	37.8	209.6	478.6	1,116.7	186.3	4,197.2

•	Revenue by category on December 31, 2020:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

Aircraft	1,103.7	239.5	1,015.3	—	7.7	2,366.2
Long-term contracts – aircraft	—	296.9	—	—	—	296.9
Others	10.7	19.9	56.2	4.9	1.1	92.8
Service	—	73.7	—	712.7	—	786.4
Spare Parts	—	23.9	—	202.4	2.5	228.8

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,962.7	49.7	77.1	6.9	237.7	32.1	2,366.2
Long-term contracts - aircraft	—	0.3	0.1	230.9	64.9	0.7	296.9
Others	61.0	0.4	8.6	13.3	5.0	4.5	92.8
Service	385.6	22.4	56.4	91.9	198.7	31.4	786.4
Spare Parts	123.2	3.2	19.4	40.0	37.7	5.3	228.8

Total	2,532.5	76.0	161.6	383.0	544.0	74.0	3,771.1

b) Contract balances, including contract costs

	12.31.2022	12.31.2021
Contract assets	506.1	582.3

Current portion	505.4	582.3
Non-current portion	0.7	—
Contract assets
– US$ 306.6 included in the contract assets position as of December 31, 2021, were billed and collected by the Company in 2022. Expected credit losses of US$ 3.6 were recognized over the contract assets balances as of December 31, 2022 (US$ 2.5 of December 31, 2021).

	12.31.2022	12.31.2021
Advances from customers - Aircraft and Defense long-term contracts	1,748.8	1,312.4
Deferred revenue - Parts and services	215.2	200.9

Contract liabilities	1,964.0	1,513.3

Current portion	1,469.0	1,204.6
Non-current portion	495.0	308.7
Contract liabilities
– Out of the total balances of contract liabilities as of December 31, 2021, US$ 645.4 were recognized as revenues in 2022.
c) Performance obligations
The Company has a portfolio of firm orders (“Backlog”), whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of December 31, 2022 was US$ 17.5 billion (US$ 17.0 billion on December 31, 2021), out of which US$ 15.5

billion is expected to be satisfied in the next 5 years (US$ 14.0 billion on December 31, 2021), as estimated by the Company.

F-
80

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

30	Revenue (expenses) by nature
The Company opted to present the consolidated statements of income by function. The table below shows the detailed revenue, costs and expenses by nature:

	12.31.2022	12.31.2021	12.31.2020
As presented in the statements of income:
Revenue	4,540.4	4,197.2	3,771.1
Cost of sales and services	(3,628.2)	(3,537.6)	(3,293.5)
Administrative	(184.9)	(153.2)	(143.4)
Selling	(274.4)	(226.4)	(194.0)
Expected credit (losses) reversals over financial assets and contract assets	(17.4)	13.0	(61.8)
Research	(110.0)	(43.0)	(29.8)
Other operating expense, net	(444.5)	(49.8)	(374.7)
Equity in associates	8.5	1.1	2.7

Operating profit before financial income	(110.5)	201.3	(323.4)

Revenue (expenses) by nature:
Revenue from sales of goods	3,821.6	3,490.1	3,194.5
Revenue from sales of services	784.2	742.3	620.9
Sales deductions and tax on revenue (i)	(65.4)	(35.2)	(44.3)
General manufacturing costs (ii)	(2,997.2)	(3,059.6)	(2,753.8)
Depreciation	(106.6)	(122.0)	(163.6)
Amortization	(103.7)	(86.6)	(128.5)
Personnel expenses	(669.3)	(493.6)	(441.8)
Selling expenses	(64.1)	(47.6)	(48.1)
Equity in associates	8.5	1.1	2.7
Research	(110.0)	(43.0)	(29.8)
Expected credit (losses) reversals over financial assets and contract assets	(17.4)	13.0	(61.8)
Services provided	(74.5)	(82.2)	(74.5)
Other operating expenses, net (Note 31)	(444.5)	(49.8)	(374.7)
Miscellaneous (iii)	(72.1)	(25.6)	(20.6)

Operating profit before financial income	(110.5)	201.3	(323.4)

(i)	Refers to sales taxes and other deductions.
(ii)	Refers to costs of materials, direct labor and general manufacturing expenses.
(iii)	Refers mainly to expenses with insurance, taxes and fees.

F-
8
1

Embraer S.A.
Notes to the Consolidated Financial Statements

In millions of U.S. dollar, unless otherwise stated

31	Other operating expense, net

	12.31.2022	12.31.2021	12.31.2020
Warrants -EVEX (i)	(158.2)	—	—
Listing expenses - EVEX (ii)	(135.7)	—	—
Corporate projects (iii)	(78.2)	(59.4)	(56.4)
Restructuring expenses (iv)	(36.9)	(31.8)	(69.2)
Taxes on other sales	(15.5)	(23.7)	(20.3)
Transaction costs - EVEX (v)	(11.5)	—	—
Expenses system project	(1.4)	(10.8)	(6.7)
Residual value of fixed assets disposed	(12.8)	(10.5)	—
Aircraft maintenance and flights costs - fleet	(5.6)	(7.8)	(2.8)
Flight safety standards	(3.6)	(3.1)	(3.1)
Product modification	(2.3)	(2.7)	(2.5)
Training and development	(2.0)	(1.5)	(4.7)
Depreciation and amortization - Commercial Aviation	—	—	(101.2)
Costs with personnel	—	—	(44.8)
Carve-Out Expenses	—	—	(82.8)
Additional losses with financial guarantees exercised	—	—	(5.9)
Contractual fines	—	(1.0)	(3.9)
Reversal of tax provisions	—	—	8.1
Recovery of expenses	—	—	12.7
Contractual fines revenue	17.8	7.1	15.1
Disposal of production units in Évora	4.2	—	—
Other sales	12.8	7.3	6.2
Impairment of assets	—	11.2	4.2
Royalties	10.4	16.5	7.0
Reversal (Provision) for contingencies	(7.4)	22.1	(0.3)
Fair value changes - Republic Airways shares	1.7	39.1	(4.1)
Others	(20.3)	(0.8)	(19.3)

	(444.5)	(49.8)	(374.7)

(i)	Initial recognition of the warrants covered by the BCA, which became exercisable on May 9, 2022.
(ii)	Listing Expenses – EVEX are non-cash expenses, based on the difference between the value of Zanite’s identifiable net assets against the fair value of financial instruments issued by EVEX Note 12.3.2.
(iii)	Corporate project expenses mainly relate to disbursements with demands approved by Management associated with efficiency and restructuring of processes, IT, cyber security, and legal demands.
(iv)
Restructuring expenses include expenses incurred by the Company as part of the corporate restructuring project started in 2021 and ended in 2022 with the reintegration of Commercial Aviation, including expenses related to excess manufacturing capacity, mainly wages, during the collective vacation period that occurred in January 2022 to complete the reintegration process.

(v)
Transaction costs – EVEX are the direct expenses attributable to the Business Combination such as law firms, auditors, banks, and other services associated with carrying out the transaction. As per Note 12.3.2, all transaction costs considered non-incremental were recognized in Other operating expenses.

F-
8
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

32	Financial expenses, net

	12.31.2022	12.31.2021	12.31.2020
Financial income:
Warrants	62.9	—	—
Interest on cash and cash equivalents and financial investments	43.8	17.9	18.3
Interest on receivables	4.2	3.1	10.6
Residual value guarantee	—	52.0	3.7
Taxes over financial revenue	(2.1)	(2.2)	(3.9)
Phantom shares (LTI)	5.0	—	5.1
Derivative financial instruments	5.2	—	—
Others	2.9	4.0	(4.7)

Total financial income	121.9	74.8	29.1

Financial expenses:
Interest on loans and financing	(204.6)	(240.7)	(214.9)
IOF - (tax on financial transactions)	(2.1)	(0.9)	(9.1)
Interest on taxes, social charges and contributions	(6.8)	(3.2)	(4.9)
Financial restructuring costs	(12.1)	(2.4)	—
Phantom shares (LTI)	—	(17.7)	—
Derivative financial instruments	—	—	(16.8)
Others	(19.8)	(9.3)	(16.1)

Total financial expenses	(245.4)	(274.2)	(261.8)

Financial expenses, net	(123.5)	(199.4)	(232.7)

33	Foreign exchange gain (loss), net

	12.31.2022	12.31.2021	12.31.2020
Monetary and foreign exchange variations
Assets:
Tax credits	3.4	(14.2)	(33.7)
Trade accounts receivable and contract assets	41.6	(1.9)	(37.6)
Cash and cash equivalents and financial investments	4.4	2.4	(37.7)
Others	(12.3)	4.0	(24.3)

	37.1	(9.7)	(133.3)

Liabilities:
Loans and financing	0.3	3.9	4.9
Advances from customers	—	(1.0)	(0.5)
Provisions	(6.5)	12.3	34.7
Taxes and charges payable	(1.4)	4.0	12.8
Other payables	(6.6)	5.9	(33.0)
Suppliers	(1.0)	(2.7)	19.0
Provisions for contingencies	(2.1)	3.2	18.7
Others	5.0	5.5	(0.4)

	(12.3)	31.1	56.2

Net monetary and foreign exchange variations	24.8	21.4	(77.1)

Derivative financial instruments	3.4	4.1	(2.0)

Foreign exchange gain (loss), net	28.2	25.5	(79.1)

F-8
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

34	Responsibilities and commitments
34.1 Backstop commitments (Commercial Aviation)
In certain firm sales contracts of commercial jets included in backlog, the Company has entered into backstop commitments to provide financing in case the customer fails to obtain sufficient credit lines upon the aircraft deliveries.
Past experience demonstrates the Company was requested and provided financing on limited cases to its customers during the deliveries of E-Jets family, which demonstrates existence of alternative funding sources in the market to transfer the backstop commitments and remote probability of exercise. In addition, the Company retains property of the assembled aircraft until the customer fulfils the payments on delivery, then not being exposed to risks of loss.
With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial conditions of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

35	Supplemental cash flow information
35.1 Payments made during the year and transactions not affecting cash and cash equivalents

	12.31.2022	12.31.2021	12.31.2020
Non-cash financing and investing transactions
Acquisition of inventories through assumption of financing	—	—	14.1
Write off on Property, plant and equipment by transfer to pool parts inventory	(27.2)	(23.2)	(18.2)
Property, plant and equipment, transfer for providing for the sale of inventory	—	—	(38.4)
Non-controlling purchase options	—	—	22.2

36	Segment information
Management defined the Company’s operating segments based on the reports used for strategic decision making, reviewed by the chief operating decision-maker.
The chief operating decision-maker evaluates the segments based on its consolidated operating results, dividing it geographically and in terms of markets for specific products. From a geographic perspective, Management considers the performance of the operations in Brazil, North America, Europe, Latin America (expect Brazil) and Asia Pacific.
36.1 Commercial Aviation segment
The Commercial Aviation segment mainly involves the development, production and sale of commercial jets and aircraft leases.

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

•
E-Jets
E2, the second generation of the
E-Jets
family of commercial aircraft, consists of three new aircraft –
E175-E2
with capacity of up to 88 seats,
E190-E2
with up to 106 seats and
E195-E2,
with up to 146 seats in a typical single-class configuration. The
E190-E2
started commercial operations in the first half of 2018. First production
E195-E2
was delivered in September 2019 and the
E175-E2
will entry into service between 2027 and 2028.

4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

36.2 Defense & Security segment
The Defense & Security segment operations mainly involve research, development, production, modification and support for military defense and security aircraft, as well as a wide range of products and integrated solutions that include radars, special space systems (satellites), cyber security solutions and advanced information and communication systems, such as Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems (C4ISR).
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
Main products in the Embraer Defense & Security portfolio:

•
C-390
Millennium/
KC-390
Millennium - joint project between the Brazilian Air Force and Embraer to develop and produce a tactical military transport aircraft, including aerial refueling capability. The CGU represents a significant advance in terms of technology and innovation for the airspace Industry. The aircraft is designed to establish new standards in its category, delivering lower operating costs than its competitors, and the flexibility to accomplish a variety of missions: troop and cargo transport, aerial resupply, aerial refueling, search & rescue, aerial firefighting, among other missions.

•
A-29
Super Tucano - military turboprop that combines advanced operational capacities with low acquisition and operating costs. The
A-29
Super Tucano is a true multi-mission aircraft – its main mission segments are: (1) aerial support to land operations, (2) reconnaissance, and (3) tactical training. The
A-29
Super Tucano possesses the operational capabilities to accomplish border surveillance, close air support and counter insurgence missions (COIN).

•
Software and Systems Development - combining the expertise of Atech Negócios em Tecnologia S.A. with Embraer capabilities in system development and integration, we provide specialized engineering services for the development, installation, revitalization and maintenance of critical control, defense and monitoring systems. As part of the solution packages, Embraer Defense & Security also provides the equipment and tools for total integration with our services.

•
Border Surveillance and protection of Strategic Structures - based on our expertise in systems integration, Embraer develops, designs, certifies, produces, integrates and implements systems and services in the field of border surveillance and control, as well as protection of critical infra-structures.

•
Radars - having a proven track record in developing and producing radars for Defense and Remote Sensing applications, Embraer Defense & Security offers multiple solutions in the Radars & Land Systems field: anti-aircraft artillery, land surveillance, civil and military air traffic control, communications intelligence systems, synthetic aperture radar for cartography and precision-monitoring services, etc.

•
Cybersecurity - through Tempest, Embraer Defense & Security provides cybersecurity solutions in the civil, government and defense markets. Cybersecurity solutions include specialized diagnostic services, cybersecurity systems architecture and implementation, as well as software and technical products for control and protection of cyber environments.

•
Satellites and Space Services - Visiona Tecnologia Espacial is a joint venture of Embraer and Telebrás. After the successful program to provide and integrate the Brazilian Geostationary Defense and Communications Satellite system (SGDC), the company is currently developing the Nano Satellite VCUB. This new program will validate the software developed by Visiona for the satellites of the Brazilian Space Program, and perform observation missions of the earth, as well as collect data. Visiona also provides remote sensing services through satellite images or airborne radars.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Other portfolio capabilities of Embraer Defense & Security:

•
Aircraft Modernization - the Company is also prepared to offer aircraft modernization services. Four active contracts represent successful programs in this area, all of them at the final delivery stage. The first one, known as
F-5BR,
is focused on the structural and electronic upgrade of the Brazilian Air Force’s
F-5
fighter jet. The second program,
A-1M,
concerns upgrading the AMX, an advanced jet that is part of the assets of the Brazilian Air Force. The scope of third program, contracted by the Brazilian Navy, comprises the revitalization of the
A-4
Skyhawk aircraft (denominated
AF-1
by the customer), as well as the incorporation of new technologies to the platform. On the fourth program, which also supports the Brazilian Air Force, the Company was contracted to modernize the airborne sensors on the
EMB-145
AEW&C aircraft.

•
ISR family (Intelligence, Surveillance and Reconnaissance) - originally developed to support the SIVAM program, and based on the
ERJ-145
platform, some customized versions have been ordered by the governments of Greece, Mexico and India. A new solution is currently being marketed, which uses the Praetor 600 platform to deliver the AEW&C (Airborne Early Warning and Control) capability.

•
Transportation of Authorities and Special Missions - derived from Commercial Aviation and Executive Aviation aircraft platforms, these are aircraft used to transport government and/ or armed forces authorities, or to carry out special missions.

Furthermore, Embraer Defense & Security also partners with foreign companies to execute Strategic Projets and other relevant endeavors of the Brazilian Armed Forces, such as the
F-39
Gripen and the Tamandaré Class Frigates.
36.3 Executive Aviation segment
Executive Aviation market operations comprise the development, production and sale of executive jets, and leases of the following product lines:

•	Phenom family - executive jets in the Entry Jet and Light Jet categories, respectively. The first deliveries of the Phenom 100 were made in 2008, and deliveries of the Phenom 300 started in 2009.

•	Praetor 500 and Praetor 600 - most disruptive executive jets in the Midsize and Super Midsize categories, introduced in Q4 2018 with deliveries starting in 2nd half 2019.
36.4 Services & Support segment
Segment created to provide after-service solutions and support to its customers through a portfolio of solutions to ensure operational efficiency of products manufactured by Embraer and by other aircraft manufacturers, extending the useful life of commercial, executive and defense aircraft.
In addition to its experience in proposing support solutions to customers, OGMA (Embraer’s subsidiary in Portugal) offers MRO (Maintenance, Repair and Overhaul) services for a wide range of commercial, executive and defense aircraft, aircraft components and engines and it is a significant supplier of steel and composite aviation structures to several aircraft manufacturers.
The Services & Support segment consist of the following macro processes:

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

•	Deliver MRO Solutions: To provide maintenance services for aircraft, engines and landing gear (scheduled and unscheduled), aircraft modernization and component repair .
36.5 Other Segments
Operations reported as other relate to the supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft. The segment related to the development and certification of electric vertical take-off
and landing vehicles (eVTOLs), the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (UAM Business) did not have relevant operations in the Company’s operations for 2022, therefore are being presented as other in the operating segment information. The operating income (expenses) presented in this segment refers substantially to expenses incurred in the transaction with Zanite, for additional information see Note 12.3.
Consolidated statements of income data by operating segment - year ended December 31, 2022:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,543.9	447.6	1,244.4	1,266.8	37.7	4,540.4	—	4,540.4
Cost of sales and services	(1,382.3)	(350.8)	(953.2)	(912.3)	(29.6)	(3,628.2)	—	(3,628.2)
Gross profit	161.6	96.8	291.2	354.5	8.1	912.2	—	912.2
Operating income (expense)	(145.5)	(86.8)	(141.5)	(193.2)	(386.1)	(953.1)	(69.6)	(1,022.7)
Operating profit before financial income (expense)	16.1	10.0	149.7	161.3	(378.0)	(40.9)	(69.6)	(110.5)
Financial income (expense), net							(123.5)	(123.5)
Foreign exchange loss, net							28.2	28.2
Loss before taxes on income								(205.8)
Income tax expense							2.3	2.3

Loss for the period								(203.5)

Unallocated items from operating income (expense) refer to expenses incurred as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment.
Revenue by geographic area - year ended December 31, 2022:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,234.7	2.9	914.1	706.0	—	2,857.7
Europe	234.9	194.1	212.6	242.8	—	884.4
Asia Pacific	—	3.6	—	97.3	—	100.9
Latin America, except Brazil	—	1.4	20.0	31.6	—	53.0
Brazil	2.4	245.1	87.8	132.2	37.7	505.2
Others	71.9	0.5	9.9	56.9	—	139.2

Total	1,543.9	447.6	1,244.4	1,266.8	37.7	4,540.4

Assets by operating segment - year ended December 31, 2022:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	542.8	194.3	396.5	510.3	5.3	1,649.2	—	1,649.2
Intangible assets	1,193.3	80.3	881.3	9.0	33.4	2,197.3	49.2	2,246.5

Total	1,736.1	274.6	1,277.8	519.3	38.7	3,846.5	49.2	3,895.7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Assets by geographic area - year ended December 31, 2022:

	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	351.1	263.0	69.0	966.1	1,649.2
Intangible assets	107.8	45.3	—	2,093.4	2,246.5

Total	458.9	308.3	69.0	3,059.5	3,895.7

Consolidated statements of income data by operating segment – year ended December 31, 2021:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total

Revenue	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2	—	4,197.2
Cost of sales and services	(1,263.9)	(488.4)	(923.4)	(827.6)	(34.3)	(3,537.6)	—	(3,537.6)
Gross profit	52.5	106.0	206.7	304.6	(10.2)	659.6	—	659.6
Operating income (expense)	(57.1)	(89.0)	(76.9)	(143.2)	(23.1)	(389.3)	(69.0)	(458.3)
Operating profit before financial income (expense)	(4.6)	17.0	129.8	161.4	(33.3)	270.3	(69.0)	201.3
Financial income (expense), net							(199.4)	(199.4)
Foreign exchange gain (loss), net							25.5	25.5
Loss before taxes on income								27.4
Income tax benefit (expense)							(70.9)	(70.9)

Loss for the period								(43.5)

Unallocated items

from operating income (expense) refer to expenses incurred as part of the corporate restructuring of the Company and expenses with certain corporate demands not directly related to any operating segment.
Revenue by geographic area – year ended December 31, 2021:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	687.6	58.1	807.2	614.0	1.3	2,168.2
Europe	494.5	158.7	229.1	234.4	—	1,116.7
Asia Pacific	3.3	80.8	27.6	97.9	—	209.6
Latin America, except Brazil	—	3.0	4.1	30.7	—	37.8
Brazil	1.8	285.8	62.1	106.1	22.8	478.6
Others	129.2	8.0	—	49.1	—	186.3

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

Assets
by operating segment - year ended December 31, 2021:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	498.2	253.8	344.9	589.7	1.0	1,687.6	—	1,687.6
Intangible assets	1,154.1	11.8	788.0	—	182.7	2,136.6	76.8	2,213.4

Total	1,652.3	265.6	1,132.9	589.7	183.7	3,824.2	76.8	3,901.0

Assets by geographic area - year ended December 31, 2021:

	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	337.7	305.9	44.4	999.6	1,687.6
Intangible assets	96.6	43.2	—	2,073.6	2,213.4

Total	434.3	349.1	44.4	3,073.2	3,901.0

F-8
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Consolidated statements of income data by operating segment – year ended December 31, 2020:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1	—	3,771.1
Cost of sales and services	(1,086.8)	(549.1)	(886.1)	(751.4)	(20.1)	(3,293.5)	—	(3,293.5)
Gross profit	27.6	104.8	185.4	168.6	(8.8)	477.6	—	477.6
Operating income (expense)	(300.8)	(72.2)	(95.5)	(240.7)	(22.6)	(731.8)	(69.2)	(801.0)
Operating profit before financial income (expense)	(273.2)	32.6	89.9	(72.1)	(31.4)	(254.2)	(69.2)	(323.4)
Financial income (expense), net							(232.7)	(232.7)
Foreign exchange gain (loss), net							(79.1)	(79.1)
Profit before taxes on income								(635.2)
Income tax expense							(93.1)	(93.1)

Loss for the period								(728.3)

Revenue by geographic area – year ended December 31, 2020:

	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	858.4	108.8	1,054.4	509.7	1.2	2,532.5
Europe	215.4	108.4	17.1	203.1	—	544.0
Asia Pacific	4.8	81.6	—	75.2	—	161.6
Latin America, except Brazil	0.4	49.2	—	26.4	—	76.0
Brazil	3.0	297.6	—	72.3	10.1	383.0
Others	32.4	8.3	—	33.3	—	74.0

Total	1,114.4	653.9	1,071.5	920.0	11.3	3,771.1

37	Subsequent events
37.1 Credit US EXIM
Embraer completed a credit operation of US$ 200 million to finance purchases of supplies made by Embraer in the United States. This operation became effective in January 2023, and disbursements will be made according to proof of purchases of inputs from suppliers. This credit was granted by Citibank and guaranteed by Exim Bank, the official US export credit agency.
37.2 Investment in the fund MSW MultiCorp 2
On January 27, 2023, Embraer announced an initial investment of
R$
20 million (US$ 3.8) in MSW MultiCorp 2, fund managed by MSW Capital, a Venture Capital manager, with the objective of attracting and boosting innovative Brazilian startups that have synergy with the company’s innovation strategy.
On February 13, 2023, Embraer paid in an amount of R$ 1.3 million (US$ 0.3). As a result of this event, Embraer now holds 40% of the shares of MSW MultiCorp.
* * *

F-8
9