Form 20-F
period 2023-12-31
EMBRAER S.A.
filed 2024-04-05
CIK 1355444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December
31, 2023
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
None.
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:
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
 Yes
 ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of
Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

iii

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

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, or our 2023 audited consolidated financial statements, are included in this annual report.

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

Our cybersecurity operations, managed via Tempest, are no longer part of the Defense & Security segment. As of the first quarter of 2023, these operations are presented under Other Segments. Due to this change, information by segment of 2022 were recast.

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

•

the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to seven passengers and up to ten passengers, respectively, and ranges between 1,000 and 2,100 nautical miles. These jets are designed for short take-off distances and may be operated by a single-pilot;

•	the term “medium cabin jet” refers to executive jets that usually carry from nine and up to twelve passengers and can cover distances ranging from 2,000 to 4,000 nautical miles;

•	the term “large jet” refers to executive jets that usually carry up to 19 passengers and can cover distances greater than 4,000 nautical miles;

•	the term “ultra-large jet” refers to executive single aisle airline jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers;

•

the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, corporate flight departments, charter companies and air-taxi companies and high-net-worth individuals;

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

We calculate our backlog as the sum of the contract values of all firm orders (i) for any aircraft that have not yet been delivered, (ii) for services and support contracts for all business segments, including repair services and spare parts contracts for a period of more than one year, and (iii) for services and technologies contracted and not yet performed in our Defense & Security segment. A firm order is a firm commitment from a customer, represented by a signed contract and the non-refundable advance payment received by us. Options to acquire aircraft are not considered as part of our backlog.

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

•

political, economic or financial instability, as well as geopolitical instability abroad, especially in light of the geopolitical conflicts around the world, such as the hijackings and assaults by Yemeni rebels on ships crossing the Red Sea (where a significant part of the world’s seaborne crude oil flows through) and the conflicts between Russia and Ukraine as well as Israel and Hamas;

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

A portion of our aircraft firm orders is subject to significant contingencies prior to delivery. Some of our sales contracts may be terminated, or a portion or the entirety of a particular firm order may be canceled, for different reasons, including (i) extended delays in delivering aircraft or failure to obtain certification of the aircraft or otherwise meet performance milestones and other requirements, (ii) the failure of a customer to honor its aircraft purchases or (iii) production rate shortfalls.

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2023, we had income of US$8.2 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine income of US$17.8 million in 2022 and US$6.1 million in 2021. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash over the years, a total of US$1,369.5 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300, Legacy 450/500 (rebranded as Praetors) jet families and the E2 jet family through December 31, 2023. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2023, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.

Although, currently, no cash contributions from our risk-sharing partners are due to be refunded, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions.

We work with a limited number of key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2023, 75.2% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant investments. In addition, there exist only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot ensure that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

In addition, as a result of post-pandemic economic recovery which resulted in a global increase in demand, our suppliers may not have the ability to fully meet such increasing demands of their customers, including us, especially because of the ongoing industry workforce constraints and other supply chain challenges. Therefore, we cannot ensure that we will not be adversely affected by this global supply-chain dynamics, which is still affecting the industry world-widely.

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

From 2005, when we first delivered EMBRAER 170/190 jet family, through 2023, 29.0% of our Commercial Aviation deliveries was subject to official export credits. In 2023 and 2022, 30.0% and 26.0%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot ensure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

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

Economic downturns in our industry may reduce air travel demand and corporate and personal spending, and investments by governments in new assets, which may negatively impact our Commercial Aviation, Executive Aviation, Defense & Security and Services & Support segments. These downturns have led in the past and may also lead in the future, to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned segments. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also continue to defer or to cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the events could not only have on the air transport industry as a whole, but also on our business in particular.

We depend on key customers.

In our Commercial Aviation segment, as of December 31, 2023, 80.0% of our firm orders in backlog for the current EMBRAER 175 were from Republic Airlines, Skywest and American Airlines (Envoy Air). Our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, Porter, and Azorra, which represent 84.3% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share. Moreover, our key customers may face financial difficulties, which may adversely affect us.

In the Executive Aviation segment, we have been increasingly recognized as an OEM with reliable aircraft and strong brand and portfolio, which has increased the demand for our aircraft. Fleet deliveries account for a significant part of our deliveries plan, and as the majority of the world’s fleet is destined to four large clients, the executive aviation industry depends on few customers, which may adversely affect our delivery plans, especially for Praetors.

In our Defense & Security segment, we believe we are the largest supplier of defense aircraft and related services to the Brazilian Armed Forces. Our active contracts include the KC-390 contract with the Brazilian Air Force, pursuant to which the Brazilian Air Force ordered a total of 19 aircraft, the SISFRON contract with the Brazilian Army, and LABGENE with our subsidiary Atech. We cannot ensure that the Brazilian government will continue to acquire defense products and services from us at the same rate or at the same level.

We may face a number of challenges resulting from the development of new products and the possible pursuit of strategic opportunities and transactions.

We cannot ensure that our products will be accepted by our customers and the market, and if any of our new products do not meet customer expectations or market demand, our business would be adversely affected. In addition, as we continue to develop new products, we may need to reallocate existing resources and coordinate with new suppliers and risk-sharing partners. Finally, cost overruns and delays in the development and delivery of new products would adversely affect us.

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

For instance, we own 89.4% of Eve UAM, LLC, or EVE, is responsible for the development of EVE’s urban air mobility (“UAM”) solution, through design and production of eVTOL, service and support, fleet operations and urban air traffic management. The expected long-term results from this operation are subject to risks, such as the establishment of the UAM market, the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market, possible underperformance of the UAM solutions developed by Eve Holding, including the eVTOL aircraft, difficulties related to product certification, licensing and governmental authorization, among others. Moreover, as we hold such a significant portion of the EVE’s shares, any challenges related to EVE’s business or operation may adversely affect us.

We cannot ensure that we will be able to meet challenges related to strategic opportunities and transactions, nor that our long-term estimates with respect to the prospects, operations, growth potential, integration and other factors related to these strategic opportunities will materialize. Accordingly, we cannot ensure that our business or the trading price of our common shares or ADSs will not face disruptions as a result of future opportunities or transactions or the markets’ perception thereof.

We face risks of being engaged in a global business and operating in global industries, which may adversely affect us.

We conduct our operations across multiple jurisdictions. Compliance with laws and regulations, including anti-corruption and anti-money laundering laws, sanctions, is one of our priorities in the countries where we do business. If we fail to maintain proper and effective internal controls, we may not be able to promptly identify breaches of legal, regulatory, accounting, governance, or ethical standards, especially taking into account the number of contracts with foreign customers and suppliers. Failing to comply with these rules and regulations could lead to legal and administrative proceedings, investigations, financial penalties, and loss of licenses, adversely affecting our reputation and our results of operation.

Additionally, a significant portion of our revenues derive from customers located outside Brazil, representing 91.4% in 2023, and we expect that sales to foreign customers will continue to account for a significant portion of our revenue in the foreseeable future. Our production and supply chain are spread globally, with parts manufactured in one or more countries and assembled in another, which makes us subject to risks of doing business internationally.

Some of those risks include: (i) protectionist measures adopted by the governments of specific countries, (ii) changes in the global trade environment, including quotas, tariffs, penalties, subsidies or local content requirements, which may increase our production costs and affect our capacity to compete in equal terms in the market for our products, (iii) changes in regulatory requirements, (iv) changes to U.S. and non-U.S. governmental regulations and policies, (v) imposition of sanctions, sourcing or trade restrictions, (vi) compliance with several non-Brazilian and non-U.S. laws and regulations, and exposure to a significant number of supply and customer contracts governed by laws other than Brazilian or U.S. federal or state laws.

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

As we conduct our operations across multiple jurisdictions, compliance with laws and regulations, including anti-corruption and anti-money laundering laws, sanctions, is one of our priorities in the countries where we do business. We may not be able to promptly identify breaches of legal, regulatory, accounting, governance, or ethical standards, especially taking into account the number of contracts with foreign customers and suppliers. Failing to comply with these rules and regulations could lead to legal and administrative proceedings, investigations, financial penalties, and loss of licenses, adversely affecting our reputation and our results of operation.

We are subject to significant competition.

The worldwide commercial aircraft manufacturing industry is highly competitive, with a very limited number of OEMs and suppliers. Although we have attained a significant market share for our commercial aircraft products, we cannot ensure that we will be able to maintain it. In order to remain competitive in the commercial aircraft manufacturing market in the long-term, we must continue to make technological, efficiency and performance enhancements to our aircraft.

The executive aviation industry has a noticeable high loyalty index, with customers that tend to maintain their known suppliers, which is an entry barrier to uprising competitors. As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. We cannot ensure that we will continue to increase our market share in the executive aviation market, or that we will not experience a reduction in our current market share on this business segment, especially taking into account competitors’ growth and investments and continued limitations in our supply chain capacity.

The defense and security industry in general is affected by geopolitical factors, as sovereign countries have discretion on how, when and how much to invest in military equipment. Accordingly, not always the best technical and commercial solutions are chosen by these sovereign countries, due to the many geopolitical factors involved in their decision-making process.

In addition, protectionist measures adopted by the governments of specific countries could adversely affect us. Our production is spread globally, with parts manufactured in one or more countries and assembled in another, and as a result any limitations to trade, including quotas, tariffs, subsidies or local content requirements, may increase our production costs and affect our capacity to compete in equal terms in the market for our products.

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

Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results operation. In addition, we benefit from certain tax and other government-granted benefits and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.

The Brazilian government has frequently implemented and may continue to implement changes in its fiscal policies, including, but not limited to tax rates, fees, sectoral charges and occasionally the collection of temporary contributions. Changes in tax laws and in the interpretation of tax laws by Brazilian tax authorities and courts may occur and may result in tax increases and revocation of tax exemptions. Brazilian legislators are currently debating a comprehensive tax reform, which may include the elimination or unification of certain taxes, the creation of new taxes, the increase of existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and changes relating to interest on net equity. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may impact our tax obligations and may have a material adverse effect on our financial condition and results, and on investments in our ADSs.

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

Moreover, these incentives may be cancelled or suspended by the Brazilian government at any time without prior notice, and the maintenance of such incentive plans by the Brazilian government depends on factors we cannot control or predict. We cannot ensure that these incentives will be maintained or renewed or that we will be able to obtain new incentives.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. The aviation authority in Brazil, known as the National Civil Aviation Agency (Agência Nacional de Aviação Civil, or ANAC), or the Brazilian Aviation Authority, as well as authorities in other countries in which our customers are located, most notably the Federal Aviation Administration, or the FAA, and the European Aviation Safety Agency, or the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot ensure that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of those laws will affect us. We may be required to incur significantly more costs to comply with these laws and/or to respond to these changes.

Internal Controls

Our ability to prevent breaches of legal, regulatory accounting, ethical or governance standards could be impaired if we fail to maintain proper and effective internal controls, which could harm our operating results, our ability to operate our business and our reputation.

We cannot ensure that our subsidiaries will not identify significant deficiencies or material weaknesses in their internal controls nor that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Material weaknesses or significant deficiencies identified at our subsidiaries level could result in material weaknesses or significant deficiencies in our internal controls.

Our failure to maintain effective internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. In addition, we may not be able to prevent or detect a material misstatement in our financial statements on a timely basis or at all. Such misstatements could result in a future restatement of our financial statements, which could cause us to fail to meet our reporting obligations or material adverse effect on our business financial condition, and results of operations.

Labor and Workforce

We may suffer from a lack of qualified personnel.

From time to time, there is significant competition within the aviation industry for skilled personnel, particularly engineers. We may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development efforts and cause delays in production and deliveries of our aircraft, which would adversely affect us.

Scope clause restrictions in airline pilot contracts may limit demand for commercial aircraft in the U.S. market.

A key limiting factor in demand for regional jets is the existence of scope clauses contained in airline pilot contracts. These scope clauses, which are more prevalent in North America, but also exist in other important regions, including Europe, are negotiated between the airlines and the pilot unions, usually every three years, for purposes of imposing restrictions relating to the (i) number of aircraft that a regional carrier may operate; (ii) number of seats in an aircraft that a regional carrier may operate; and (iii) the weight of the aircraft that a particular regional carrier may operate. The most recent rounds of negotiations between the major carriers in the United States were concluded in 2023 with no significant changes. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76-seat jet category may be limited. In this context and considering that the United States is the most important market for the E175 aircraft, on February 18, 2022, we announced a three-year pause on the development of the E175-E2 jet which is expected to entry into service in 2028. We cannot ensure that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.

The supply of pilots to the airline industry may be limited.

U.S. Federal Aviation Administration, or FAA, regulations may negatively impact the supply of qualified pilot candidates eligible to be hired in the airline industry. A first officer in U.S. domestic operations must hold an airline transport pilot certificate and an aircraft type rating to fly the aircraft. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to these requirements, there may be a growing scarcity of new entrant pilots who meet the experience qualifications, mainly affecting regional carriers which are the usual entry airlines for new pilots (major airlines are expected to hire many of the experienced pilots).

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

We, like all business organizations, are subject to a broad range of cyber threats, with varying levels of sophistication. The techniques and tools used in cyber threats can evolve rapidly and include new technologies, such as advanced automation and artificial intelligence. These cyber threats can jeopardize the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal data.

We maintain extensive technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of threats, including cyber-attacks, could materially and adversely affect our business and reputation. A successful cyberattack may result in unavailability of our services, leak or jeopardize of the integrity of information and could give rise to the loss of significant amounts of client data, other sensitive information and loss of funds as well as damage to our reputation, directly affecting our clients and business partners.

Furthermore, some of our business partners and suppliers have access to some limited confidential and strategic information regarding our projects and engineering data. As many of these suppliers face similar security threats, any attacks on their systems may result in unauthorized access to our systems or data.

For instance, on November 24, 2020, we suffered a cybersecurity incident in our IT systems, which was later identified as a ransomware attack. The attack resulted in the encryption of an environment of virtual servers hosted in Brazil, preventing access to certain files and resulted in the inadvertent disclosure of data, some of which were made available on the dark web. We have reported the incident to law enforcement authorities.

Immediately after the incident, we employed significant IT & Cybersecurity resources, took measures to protect and strengthen the security of our systems, isolated the affected environment and repaired our network. As part of our reaction, we hired Tempest Security Intelligence, a leading cybersecurity firm, to investigate the incident and supplement our remediation efforts.

Despite our security controls and measures to prevent the violation of our systems, we cannot guarantee that other cyberattacks or similar breaches will not happen in the future.

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

Climate change related risks are gaining increasing social, regulatory, economic and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical risks; and (ii) transition risks, including climate litigation. Physical climate risks are those that arise from changes in weather and climate that impact the economy, including rising global average temperatures, which can cause sea level rise and acute climate risks caused by natural disasters, including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our and our clients’ and business partners’ operations, including by impairing flight services and aircraft circulation. In addition, physical risks could cause market volatility and negatively affect the trading price of our ADSs. In addition, our facilities and operations may also suffer physical damages due to severe weather events which may represent increased operational costs.

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

We have also committed to certain diversity, inclusion and education targets, such as having 50% diverse hires in all new entry-level programs by 2025; securing access of more than 80% of the students from Embraer high schools to public universities and private universities with full-tuition scholarships; having 20% of women in senior leadership positions by 2025, among others.

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

Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. We cannot predict which policies the Brazilian government will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy. These factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with GDP contraction in 2020 and small growth in 2021, 2022 and 2023.

The gross domestic product, or GDP, had a growth rate of 2.9% in 2023, stable as compared to a growth rate of 2.9% in 2022 and lower as compared to the growth rate of 4.6% in 2021. In 2020, GDP had a contraction rate of 4.1%, driven by the COVID-19 pandemic, compared to growth rates of 1.1% in 2019 and 2018, 1.3% in 2017 and contraction rates of 3.3% in 2016 and 3.5% in 2015. According to the Focus bulletin dated March 26, 2024, the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 1.9% in 2024.

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

In Brazil, inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, registered deflation of 4.6% in 2023, compared to an inflation of 5.5% in 2022 and 17.8% in 2021. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.6% in 2023, 5.8% in 2022 and 10.1% in 2021. Measures to curb high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

The Brazilian Central Bank’s Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in December 2022, decreasing to 11.75% in December 2023, and decreasing further to 10.75% in March 2024.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982), 7.2 in 2022 and 3.4 in 2023. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 5.0% in 2021, 9.2% in 2022 and 2.9% in 2023.

The rise in inflation in several developed economies has led the authorities of these countries to begin reversing the strong stimulating policies implemented during the COVID-19 pandemic. For instance, the European Central Bank has increased interest rates, which increased from (0.5)% in 2021 to 2.0% in 2022, reaching its highest level of 4.5% in 2023, and expected to remain at this level in 2024. The Fed has increased interest rates from 0.08% in 2021 to 4.33% in 2022 and 5.33% in 2023.

Increases in interest rates could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2023, 8.0% of our consolidated cash and cash equivalents were indexed to the variation of the SELIC and CDI rates. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2021, the real depreciated against the U.S. dollar in comparison to December 31, 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real appreciated against the U.S. dollar in comparison to December 31, 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar in comparison to

December 31, 2022, reaching R$4.8413 per US$1.00 as of December 31, 2023. As of April 2, 2024, the U.S. dollar exchange rate was R$5.0476 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, and curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real may materially and adversely affect us.

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:

•	In 2023, 16.7% of our total costs were denominated in reais.

•

Our income tax expense is significantly impacted by exchange rate fluctuations, since taxes on income are largely determined and paid in Brazilian reais based on our Brazilian tax books. We must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2023, the deferred income tax expense would have been higher or lower by US$158.9 million. For additional information on the effects of the variation of the real against the U.S. dollar, see Notes 23 and 34 to our 2023 audited consolidated financial statements.

•

Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense & Security segment, when converted to the U.S. dollar as our functional currency.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars and may result in a decrease in our margins.

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

Any downgrade of Brazil’s could adversely affect the market price of our common shares, ADSs and debt instruments.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba2 with a stable outlook and BB with a stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade.

We cannot ensure that rating agencies will maintain Brazil’s sovereign credit ratings. Any downgrade in Brazil’s sovereign credit ratings could increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including our ADSs.

Developments related to the Russia-Ukraine and the Israel-Hamas conflicts may adversely affect us.

The global developments relating to Russia’s invasion of Ukraine have generated uncertainty in the global economy. As soon as the war was declared, we have suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which we are subject.

As a result of the Russia-Ukraine conflict, the aviation industry is facing inflationary pressures, as energy and fuel prices increased in Europe leading to an increase in prices of the products sold by our suppliers. In addition, the conflict resulted in an increase of cyber-attacks around the world, and also had the effect of increasing costs of labor and caused a global shortage of components, affecting the aviation industry supply chain dynamics.

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

Moreover, the ongoing Israel-Hamas conflict is increasing political tensions, exacerbating existing challenges in global supply chains, and generating additional risks. As we have suppliers in the Middle East, any disruptions, delays in shipments or cost increases can adversely affect us.

We cannot predict how the developments related to the Russia-Ukraine and Israel-Hamas conflicts will evolve or to what extent they may affect us.

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

The Brazilian government holds one share of a special class of our common stock called a “golden share,” which carries veto power over certain matters such as change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs (whether or not the Brazilian government participates in those programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our bylaws to allow us to enter the defense and security market, which required the approval of the Brazilian government. The Brazilian government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot ensure that we will be able to obtain approvals from the Brazilian government in the future to effect important corporate changes or transactions, or other important corporate changes that may be required.

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

We do not have a controlling shareholder and as a result we may be subject to certain risks.

As a corporation we do not have a controlling shareholder or a control group that hold rights that permanently ensure it the majority of votes in the resolutions of the general shareholders’ meeting and the power to elect the majority of the members of our board of directors. In the absence of a single, controlling shareholder or group of controlling shareholders, the minimum quorum required by law for the approval of certain matters may not be reached, which could adversely affect our business.

In addition, we and our shareholders may not be afforded the same protections provided by the Brazilian Corporate Law against abusive measures taken by other shareholders and, as a result, we may be required to incur significant expenses and may not be compensated for any losses we suffer. Any sudden and unexpected changes in our management, changes in our corporate policies or strategic direction, takeover attempts or any disputes among shareholders regarding their respective rights may adversely affect our business and results of operations.

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

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of our ADSs that we will file any registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will lapse.

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

A. History and Development of the Company

Corporate History

Embraer S.A. is a publicly held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Dra. Ruth Cardoso, No. 8,501 (formerly known as Avenida Nações Unidas, No. 8,501), 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil. Our telephone number is 55-11-3040-6874, and our internet address is ri.embraer.com.br. Our agent for service of process in the United States is National Registered Agents, Inc., with offices at 875 Avenue of the Americas, Suite 501, New York, New York 10001.

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

In June 2023, we, through our subsidiary Embraer Aircraft Holding, Inc., and Nidec Motor Corporation, one of the world’s leading comprehensive electric motor manufacturers, comprised by approximately 340 group companies all over the world, entered into an agreement (the “Framework Agreement”), which establishes the terms and conditions for the formation of a new company named Nidec Aerospace, LLC, for the joint development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles, and for fixed-wing aircraft. The transaction was consummated on October 5, 2023.

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

Commercial Aviation

Our first regional aircraft was EMB-110 the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer-range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three aircraft, the, E190-E2 and E195-E2. The E190-E2 and the E195-E2 entered service in April of 2018 and September of 2019, respectively. Our Commercial Aviation segment accounted for 35.1%, 34.0% and 31.4% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Executive Aviation

We developed a line of executive jets throughout time, first the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650, followed by the Phenom 100, an entry-level jet, and the Phenom 300, a light jet, both launched in 2005. The Lineage 1000, an ultra-large jet, was added in 2006 as the largest executive jet in our executive jets portfolio and an enhanced version was introduced in 2013, the Lineage 1000E. In 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets. In 2009, we presented the Legacy 650, a large executive jet that is positioned in our portfolio between the Legacy 500 and the Lineage 1000E. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In 2018, we introduced the Praetor 500 midsize and Praetor 600 super-midsize business jets, which entered into service in June and in December 2019, respectively. In 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. In 2023, we launched the Phenom 100EX, the latest evolution from the Phenom 100 series, which entered into service in early 2024. Our Executive Aviation segment accounted for 26.7%, 27.4% and 26.9% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Defense & Security

In the defense and security segment, after the success of our first products Bandeirante and Brasília, we entered the military aviation segment with various products for the Brazilian Armed Forces. The first of this group of products were the EMB-312 Tucano, a basic trainer, and the EMB-111 Bandeirulha, for maritime patrol, both of which have also been exported. During the 1980’s, Embraer and Aermacchi jointly developed the AMX, or A-1 attack fighter-bomber aircraft, and on early 2000’s we started the production of the newly developed A-29 Super Tucano, or Super Tucano, an advanced training aircraft that entered into service in 2004 and is still under production, with more than 264 units sold to more than 16 countries. Throughout the years, we have developed several other aircraft tailored to our costumers’ missions, in particular the C-390 Millennium, the largest aircraft ever manufactured in Brazil. We also entered the market of radars and land systems with the acquisition of Bradar in 2011, which was fully incorporated into Embraer in 2018.

Moreover, we have invested in various companies in the defense and security industry, expanding our portfolio to offer to our customers around the globe a broad line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radars, aircraft for transportation of authorities, tactical military transport, aerial refueling, basic and advanced training aircraft, space systems integration through satellites and cybersecurity solutions through our wholly-owned subsidiary Atech. Through Atech, we have been producing complex systems for critical missions, in the area of command and control, communications, computer intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications. With a 51% equity interest in Visiona Tecnologia Espacial S.A., we also operate in the satellite development, production and support services market, in partnership with relevant private and public institutions in Brazil.

In 2018, Embraer formed the consortium Águas Azuis, with Thyssenkrupp Marine Systems, and our subsidiary Atech. In 2019, this consortium was chosen as the preferred supplier to build four new Tamandaré Class Frigates for the Brazilian Navy. In 2021, we incorporated Savis Tecnologia e Sistemas S.A., a company focused on the development and production of various land systems, including SENTIR M20, the SABER M60 and the SABER M200 VIGILANTE radars, mockups, anti-aircraft operation centers, as well as on the integration of SISFRON program.

As of the date of this annual report, we continue to be the leading supplier of defense aircraft for the Brazilian Air Force, based on number of aircraft sold, and have sold aircraft to armed forces in the United States, Europe, Asia, Africa and Latin America. Our Defense & Security segment accounted for 9.8%, 9.1% and 14.2% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Revenues from sales to the Brazilian government accounted for 23.8%, 42.5% and 40.7% of this business segment’s revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Services & Support

Services & Support is a segment focused on providing a complete portfolio of solutions for the operations of Embraer aircraft and products in the Commercial Aviation, Executive Aviation, Defense & Security segments. The portfolio comprises materials solutions, pay-by-hour programs, maintenance, aircraft modifications, training, integrated support, digital services, engineering services, among others. This operating segment also includes our subsidiary OGMA, which is an Embraer subsidiary based in Portugal that offers maintenance, repair and overhaul, or MRO, services for civil and military aircraft and engines (manufactured by Embraer or by third parties), and Embraer CAE Training Services, which provides training services. Finally, it has a network of more than 80 owned and authorized service centers spread across the world, customer service centers dedicated to each market and a team of more than 4,000 employees responsible for supporting more than 4,580 Embraer aircraft, as well as other original manufacturer aircraft, engines and radars. Our Services & Support segment accounted for 26.9%, 27.9% and 27.0% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Others

We also provide parts for structural, fuel, mechanical and hydraulic systems to Sikorsky Aircraft Corporation and Helicopter Support Inc., both Lockheed Martin Co. companies, to support their aftermarket. We provide services of development and manufacturing of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters of Sikorsky. In addition, we also have the Ipanema, a crop duster aircraft developed in the 1970s pursuant to the specifications of the Brazilian Ministry of Agriculture. In its seventh generation, all new Ipanema aircraft are delivered with engine powered by biofuel (Ethanol). As of December 31, 2023, we had delivered a total of 1,606 of these aircraft, including 65 in 2023.

Additionally, we have invested in cybersecurity solutions through our subsidiary Embraer Defesa e Segurança Participações S.A., which, in 2020, acquired 61% of Tempest Serviços de Informática S.A. and its subsidiaries, or Tempest, the largest cybersecurity company in Brazil. In the first quarter of 2023, the operations of Tempest were reclassified from the Defense & Security segment to Other segments. Our Other segments accounted for 1.5%, 1.6% and 0.6% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

For additional information on our Other segments, see Note 36.5 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

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

One of our main market opportunities lie in direct product replacement, mostly in regions where our products are well perceived, such as North America and Europe, and in specific markets, including India, Brazil, Turkey and Saudi Arabia due to the development of regional aviation in those regions, and also to global growth of the sub -150 seat segment as a result of airlines rightsizing their fleet.

For the year ended December 31, 2023, we generated revenue of US$5.3 billion, of which 93.5% was U.S. dollar denominated. Of our revenue in 2023:

•

35.1% was from our Commercial Aviation segment, 26.9% was from Services & Support segment, 26.7% was from our Executive Aviation segment, 9.8% was from our Defense & Security segment and 1.5% was from our Other segments, and

•	62.3% of our revenue was from clients in North America, followed by clients in Europe 21.5%, Brazil 8.6%, Asia Pacific 3.9%, Latin America (except Brazil) 1.9% and others 1.9%.

For the year ended December 31, 2022, we generated revenue of US$4.5 billion, of which 92.4% was U.S. dollar denominated. Of our revenue in 2022:

•

34.0% was from our Commercial Aviation segment, 27.4% was from our Executive Aviation segment, 9.1% was from our Defense & Security segment, 27.9% was from Services & Support segment and 1.6% was from our Other segments, and

•	62.9% of our revenue was from clients in North America, followed by clients in Europe (19.5%), Brazil (11.1%), Asia Pacific (2.2%), Latin America (except Brazil) (1.2%) and others (3.1%).

As of December 31, 2023, December 31, 2022, and December 31, 2021, we had a total firm order backlog of US$18.7 billion, US$17.5 billion, and US$17.0 billion, respectively.

We continue our long-term strategy of focusing on consistent execution of our strategic business plan and efficiency programs with lean concepts, seeking partnership opportunities to drive growth,

investing in innovation as a primary source of future growth and further developing our environmental, social and governance, or ESG, program that reinforces our commitment towards:

(i)

Carbon reduction: we achieved carbon neutral growth starting in 2022 and seek to reach carbon neutrality in our operations by 2040, use 100% renewable electricity by 2030 and produce products to support zero emissions aviation by 2050;

(ii)

Social responsibility: we expect to reach 50% of diversity hiring in our entry level programs and 20% of women in senior leadership positions by 2025. We also aim to maintain the approval of more than 80% of students in Embraer-funded schools into public universities or private universities with full-tuition scholarships; and

(iii)	Corporate governance standards: we aim to maintain the highest international governance standards and robust ethics and compliance programs.

Our Strengths

We believe that our primary strengths are:

Aircraft design and technology; cost and operating efficiency. We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology that reduce our customers’ operating, maintenance and training costs because of the efficient design of our parts. Within a jet family the parts share similar technology and features that reduce our design, development and production costs and allow us to offer competitive prices to our customers with high quality standards. For example, the Praetor 500 and Praetor 600 jets have similar characteristics and technologies that enhance our value proposition for the midsize and super-midsize business segments. We constantly monitor trends and behaviors in the aviation industry, to adapt our products to the constantly changing environment we are inserted in. Our investments in innovative technologies, such as automation design, enable us to increase operational efficiency by reducing engineering and production costs, and lowering customers’ maintenance costs. For instance, our subsidiary EVE, which is a leading developer of next-generation Urban Air Mobility solutions, is developing a comprehensive UAM solution that includes the design and production of eVTOLs, a portfolio of maintenance and support services focused on our and third-party eVTOLs, and a new Urban Air Traffic Management system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. We have also invested in cybersecurity solutions by acquiring Tempest in 2020 and using Beacon, which is an innovative platform designed to connect the aviation maintenance system.

Leading commercial aircraft manufacturer with a large customer base and a global footprint. We are the leading manufacturer of jets with up to 150 seats, based on the number of aircraft delivered, and have a strong global customer base. As of the date of this annual report, more than 170 airlines from over 90 countries use our commercial aircraft on five continents. Our customers include some of the largest and most significant network, regional and low-cost carriers in the world. We believe that there are significant market opportunities in the commercial and executive aviation sector based on the growing demand for our products and aircraft replacement opportunities in the next decade.

Strategic risk-sharing partners. With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk-sharing partners develop and manufacture significant portions of our aircraft’s systems and components with their own funds, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our research and development expenses through direct contributions of cash or materials. These strategic relationships enable us to reduce our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility in our production process and operations, and, consequently, allow us to adjust production in response to market demand.

Experienced and highly skilled workforce. Our over 18,000 employees are experienced and highly skilled. As of December 31, 2023, engineers comprised approximately one-fifth of our workforce. We believe that our employees’ high skill and knowledge levels and our continuous training and incentive programs allow us to efficiently pursue new programs and offer high technical expertise and guidance to our customers.

High ESG standards. ESG has long been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. We embed our business strategy with social responsibility and environmental impacts in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan. Certain parts of our long-term ESG commitments are: (i) achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies, (ii) develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies; (iii) launch “eVTOL” aircraft with zero emission by 2026; and (iv) leverage diversity in the hiring of entry-level programs, in leadership positions and in the aeronautical specialization program maintained by us.

Highly skilled engineering for defense application and development of market leading products for our Defense & Security segment. From inception through December 31, 2023, we had sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. The A-29 Super Tucano and the C-390 Millennium are the main products of our Defense & Security segment. We believe the A-29 Super Tucano is the market benchmark in its class because it combines a rugged and reliable turboprop platform with a high-precision-class payloads delivery system. The C-390 Millennium is a multi-role military transport aircraft developed to become a market leader in its category. It has several capabilities and may be used for a variety of missions, such as firefighting and aerial refueling, (KC-390 Millennium version). The C-390 Millennium provides flexibility, strength, mobility, easy maintenance and the latest technology. Our workforce is highly capable of understanding our customers’ operational needs and their requirements regarding our defense products and services portfolio. We believe our team offers capable, flexible and low lifecycle cost products with global applications to our customers. We also believe that we have a strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art defense and space solutions within reduced time cycles.

Visible and well-diversified customer base. We sell our aircraft and provide services in North America, Europe, Brazil, Asia Pacific, Latin America and other regions. We also have diversified business segments with flexibility to shift overall focus according to demand. Our revenue generation is spread among those business segments, with increasing expansion of recurring services revenue, and does not present concentration risks. As of December 31, 2023, 47.2% of our firm orders was from our Commercial Aviation segment, 23.1% was from our Executive Aviation segment, 13.3% was from our Defense & Security segment and 16.4% was from our Services & Support segment.

Strong liquidity position and comfortable debt maturity profile. We have implemented and executed cash management policies and procedures to ensure liquidity and our ability to efficiently manage our liabilities and debt maturities. Our debt profile is focused on long term unsecured debt, with 12% of our debt being secured. Our steady cash generation allied with higher aircraft deliveries, cost reduction and efficiency measures improved our cash position in 2023, with cash and cash equivalents, and financial investments totaling US$2.3 billion at December 31, 2023 and the Revolving Credit Facility available in the amount of US$650.0 million. As a result of our efforts and achievements in the area, S&P raised our ratings to investment grade in early 2024.

Business Strategies

With a view to further grow our business and increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. The key elements of our strategy are the following:

Market our commercial aircraft. We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2023, there were approximately 350 units in the ERJ family in operation, which is a series of twin-engine jet-powered regional jets, approximately 1,400 units in the EMBRAER170/190 jet family and around 104 units in the E2 generation, which are medium-range jet airliners, in active service, according to Cirium. For more information, see “—Products.” We believe there are market opportunities for the 170/190 jet family and for the E2 generation, especially for airlines seeking to expand their fleet in the mid-density segment and substitute aging aircraft in the below-150 seat category. Additionally, commercial jets will have opportunities with mainline and low-cost carriers that are right sizing their fleets to adjust capacity and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

Maintain the market leadership of our commercial jets up to 150 seats. Our new generation of commercial aircraft, the E-Jet E2, reinforces our commitment to maintain our market leadership in the segment of commercial jets up to 150 seats. Our commercial aircraft have state-of-the-art engines, aerodynamically advanced wings, full fly-by-wire flight controls and improvements to other systems that increase efficiency by reducing fuel consumption, maintenance costs, emissions and external noise significantly.

Develop innovative and sustainable solutions. To further nurture the future of regional air mobility while also complying with industry-wide sustainable goals, we have announced the Energia Family of aircraft concepts, which are destined to the 9 to 50 seats market, will allow us to further study, explore, and potentially commercialize the cutting-edge technologies that will define the future of the industry through advanced designs and new propulsion systems, while also fostering discussions related to airport infrastructures, passenger convenience, and seamless journeys opportunities. Moreover, we have invested in EVE, which is a leading developer of next-generation Urban Air Mobility solutions. EVE is developing a comprehensive UAM solution that includes the design and production of eVTOLs, a portfolio of maintenance and support services focused on our and third-party eVTOLs, and a new Urban Air Traffic Management system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones.

Comprehensive well-positioned portfolio in the executive aviation market. We have streamlined our portfolio to feature four clean sheet aircraft designs in the small and medium cabin jet classes. The Phenom 100EX, are an entry-level jet, the Phenom 300E, a light jet, the Praetor 500, a midsize jet and the Praetor 600, super-midsize jet. This renewed portfolio is industry-leading in performance, comfort and technology. We are committed to understanding and responding to market and customer needs and to continuously improving our product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2023, the Phenom 300E was the most delivered light jet for the twelfth consecutive year and the most delivered twinjet in the whole executive jets industry for the fourth consecutive year, according to the General Aviation Manufacturers Association, or GAMA.

Provide complete and integrated solutions to the customers of our Defense & Security segment. In our Defense & Security segment, we offer a broad range of solutions covering air, land, sea, space and cybersecurity environments. Our portfolio of solutions includes tactical transport aircraft, advanced training aircraft, radars, air traffic management systems, satellites. We are constantly evaluating, developing and efficiently integrating new opportunities to meet our customers’ needs.

Continue to pursue niche market opportunities in the defense and security market. We offer solutions for transportation, close air support, tactical, training, intelligence, surveillance, reconnaissance and cybersecurity through our subsidiary Atech, among others. With our products, we provide enhanced capabilities through a defense-integrated portfolio that meets the needs of a wide range of governments’ military needs. This is only possible due to our culture of continuously pursuing market opportunities with our existing and potential customers with whom we work to develop innovative and tailored solutions throughout time.

Expand our international sales, while continuing our partnership with the Brazilian Armed Forces in our Defense & Security segment. Historically, the Brazilian Armed Forces have been our key partner in the development and acquisition of aircraft and land systems. Since our foundation in 1969, we have developed state-of-art engineering, operations capability and supply chain management expertise at a level that allows us to not only continue addressing the needs of our Brazilian customers, but also of international customers, providing them with tailored solutions. We are fully committed to expanding our international sales, while consolidating our position as a key partner of the Brazilian Armed Forces.

Focus on customer experience. We believe that our focus on customer experience is essential to our entrepreneurial success and our business strategy. Our philosophy is to offer and deliver a comprehensive portfolio of services and support solutions to all customers ensuring best product availability with competitive operational costs. Our high-quality customer service and support is key to our success, as it allows us to maintain long-term relationships with our customers and increase the competitiveness of our products. As the number of our aircraft in operation continues to grow and our business expands, we have increased our commitment to provide quality after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services.

Maintain and reinforce operational excellence. We are committed to elevating service levels and operational excellence, ensuring continuous effort to exceed customer expectations and with high quality standards. We focus on three main initiatives to exceed customer expectation: (i) fleet expansion to optimize existing resources; (ii) guaranteeing spare parts availability and optimizing inventory turnover to strategically minimize downtime and enhance cost-effectiveness; and (iii) footprint synergy to optimize resources and operations across different locations, fostering collaboration, and improving overall efficiency. We also use artificial intelligence tools to enhance the customer experience within our Services & Support segment. By utilizing artificial intelligence tools, we effectively gather and analyze data, enabling us to identify patterns and trends, anticipate maintenance needs and optimize material logistics, ultimately streamlining our operations. Through the integration of logistics and data, coupled with artificial intelligence capabilities, we can create tailored solutions precisely to meet the unique requirements of our customers’ operations.

Continuously foster growth of our Services & Support business. Growth is a strategic imperative for our Services & Support segment, and we are committed to several initiatives to foster growth such as increasing of our services backlog, ensuring a robust pipeline that supports sustained expansion, strengthening our presence in both organic and agnostic markets, and considering diverse opportunities that align with our core competencies, such as the expansion of our maintenance capacity through the extension of our service centers (MROs) in the United States in 2023. Also, we are always seeking to develop innovative and competitive solutions, leveraging technology to enhance efficiency and meet the evolving needs of our stakeholders and providing unique value to our clients.

Motivate our employees and improve our production processes and managerial practices. We constantly seek to exceed our customers’ expectations. To achieve this goal, we commit to efficient production processes and best managerial practices, with high quality standards. The success of our products and services is ultimately a combination of the contribution of our employees and the production processes we have developed over the years. We strive to motivate our employees and refine our production processes. We implement and develop corporate programs, including our Embraer Enterprise Excellence Program, or P3E, based on lean manufacturing philosophy, which comprises reducing production and response times from suppliers to customers.

Commercial Aviation Segment

We design, develop and manufacture a variety of commercial aircraft. Our Commercial Aviation segment accounted for 35.1%, 34.0% and 31.4% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. On December 31, 2023, our firm orders in backlog for our commercial aviation aircraft totaled US$8.8 billion as compared to US$8.6 billion on December 31, 2022.

Products

ERJ Jet Family

We developed the ERJ family, our 37-50-passenger twin jet-powered regional jet, introduced in 1996, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 Jet Family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States regional market. As of December 31, 2023, 350 ERJ aircraft remained in service around the world.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers four aircraft models in the regional passenger jet range, and is comprised of four models: the EMBRAER 170, the EMBRAER 175, the EMBRAER 190 and the EMBRAER 195.

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

We designed the EMBRAER 170/190 jet family to maximize the benefits of commonality among the four aircraft models of the family. Aircraft in the EMBRAER 170/190 family share approximately 86% of the same components. The high level of commonality in this jet family lowered our development expenses and shortened our development period. We believe that this commonality leads to significant savings to our customers in the form of easier training, less expensive parts and maintenance and lower operational costs. Due to differences in size and weight, the EMBRAER 170/190 jet family does not share the same wing design. This regional jet family has engines fixed under its main wings—a design intended to enhance power, improve fuel economy and minimize turnaround times. All of the aircraft models of this family are powered by engines manufactured by General Electric Aircraft Engines and contain state-of-the-art avionics manufactured by Honeywell International Inc. (Aerospace).

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

As of December 31, 2023, the EMBRAER 170/190 jet family had 100 orders in backlog and more than 1,680 aircraft have already been delivered to customers worldwide.

E-Jets E2 Family

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 and E195-E2 entered service in April of 2018 and September of 2019, respectively.

The launch of the E2 advances our vision of offering leading-edge commercial aircraft with a capacity for 70 to 150 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of an updated platform and commonality with the EMBRAER 170/190 jet family. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal.

In a typical single-class layout, the E175-E2 was extended by one seat row, compared to E175, and will seat up to 90 passengers, while the E190-E2 is the same size as the E190, with up to 114 seats. The E195-E2, compared to the E195, has grown by three seat rows and accommodates up to 132 seats in a typical single class configuration or up to 144 seats in a high-density configuration.

In 2015, two years after the launch of the program, we began to assemble the first of the E-Jets E2 family, an E190-E2, at our factory in São José dos Campos, and the Pratt &Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine for the Embraer E190-E2 and E195-E2 aircraft successfully completed its first flight initiating the engine’s flight test program.

In 2016, we launched the E190-E2, which made its first flight. In 2017, we launched the second model of the E2 generation, and announced that Azul, the largest operator of the current generation E195s in the world, would be the launch operator of the E195-E2.

In 2018, we received a Type Certificate from the National Civil Aviation Agency, the FAA and EASA for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft, being the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major worldwide certification authorities simultaneously. In that same year, we delivered the first aircraft E190-E2 aircraft to Widerøe, the largest regional airline of Scandinavia.

In 2019, the E195-E2 received simultaneous approval and was certified by the Brazilian Aviation Authority, the FAA and EASA, and we delivered the first E195-E2, the largest of the three members of the E-Jets E2 family of commercial aircraft, which made its inaugural flight in that same year. The recipients were AerCap, the world’s largest aircraft leasing company, and Azul Linhas Aéreas Brasileiras S.A., or Azul, which is the global launch operator for the E195-E2. On December 12, 2019, the Embraer E175-E2 made its inaugural flight from our facility in São José dos Campos. This aircraft has a relevant market potential, being the most efficient and comfortable commercial aircraft in the market for the 76-seat category, whether to substitute the E175-E1 or to enhance the regional air mobility through new markets. However, on February 18, 2022, we announced a three-year pause on the development of the E175-E2 jet, which is expected to return to service in 2028, mostly because U.S. mainlines’ scope clauses are not expected to change at least until 2027. We constantly monitor discussions between airlines and the pilot unions regarding the maximum take-off weight (MTOW) limitation for aircraft with up to 76 seats. We intend to keep offering the E175-E1 with all the improvements made to the platform throughout the years of operation and feedback of our customers.

In 2022, we announced the launch of the E190F and E195F Passenger to Freight Conversions (P2F), designed to meet the changing demands of e-commerce and modern trade that require fast deliveries and decentralized operations. The full freighter conversion is available for all pre-owned E190 and E195 aircraft, with entry into service expected in 2024. In that same year, the Embraer E190-E2 was granted the Type Certificate by the Civil Aviation Administration of China (CAAC). On August 10, 2023, the E195-E2 was granted this same certification.

On December 15, 2022, the Embraer E195-E2 and E190-E2 were granted the Type Certification from Transport Canada Civil Aviation (TCCA), following certification from ANAC, the FAA (United States), and EASA (Europe) in 2019 and 2018 respectively.

In December, 2022, the first five of 50 Embraer E195-E2 ordered by Canadian company Porter Airlines were delivered. Porter was the North America entry customer for Embraer’s E195-E2 and opened up operations in the region. In November 2023, Porter increased 25 Embraer E195-E2 to its order, increasing the order to a total of 75 Embraer E195-E2.

In November 2023, the Embraer E195-E2 was granted certification for steep approach into London City Airport from EASA. This achievement is an important milestone, allowing airlines to operate the E195-E2 at London City Airport (LCY), known for its challenging approach and short runway. Together with the E190-E2, which received Steep Approach certification in 2021, both members of the E2 family are approved for operations from this meaningful airport.

Also in November 2023, the Embraer E190-E2 and E195-E2 was granted a type certification from the Civil Aviation Authority of Singapore (CAAS). Scoot, a low-cost subsidiary of Singapore Airlines, is expected to operate the E190-E2 in 2024.

As of December 31, 2023, the E-Jets E2 had 198 orders in backlog and 108 aircraft have already been delivered to customers worldwide. The main operators include airlines in various regions, such as Azul Linhas Aéreas (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Air Kiribati (Asia Pacific), Bevalia (CIS), Air Peace (Africa) and Porter Airlines (North America).

Customers

We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2023, our largest E-Jet customers by number of aircraft in service were SkyWest, Republic, Envoy Air, KLM, Mesa, Azul, Tianjn, JetBlue, LOT Polish, and Horizon Air. In addition, as of December 31, 2023, 80.0% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic Airlines, Skywest and American Airlines (Envoy Air). Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle, Porter, and Azorra which represent 84.3% of our E-Jets E2 family orders.

We generally sell our commercial aircraft pursuant to contracts with our customers on a fixed-price basis, adjusted by an escalation formula. Our contracts generally include an option for our customers to purchase additional aircraft at a fixed-price option, subject to the same escalation formula. In addition, our contracts include a product support package to cover the entry into service of our aircraft, as well as a general warranty for such aircraft. Other provisions for specific aircraft performance and design requirements are negotiated with our customers. In addition, some of our contracts contain cancellation provisions and trade-in options.

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States, Europe and Asia. Our success depends, to a significant extent, on our ability to identify our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning, and airline analysis. In terms of direct marketing to our customers, we rely on relationship development, social media, and professional network. As a way to keep our customers informed and enhance awareness and brand recognition, we participate at air shows and events, webinars and other forums. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, Holland; Fort Lauderdale, Florida, United States; Beijing, China; and Singapore.

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

We are the leading manufacturer in the market for jets up to 150 seats in the world, with 29.0% market share in terms of accumulated deliveries, since 2004, according to Cirium.

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

Executive Aviation Segment

We design, develop and manufacture a variety of executive jets within our Executive Aviation segment. Our current portfolio of executive jets comprises the entry-level Phenom 100 EX, the light Phenom 300E the midsize Praetor 500 and the super-midsize Praetor 600.

We market our executive jets to companies, including fractional ownership companies, corporate flight departments, charter and air-taxi companies, high-net-worth individuals and flight academies, including independent, commercial airline and military flight academies. Our Executive Aviation segment accounted for 26.7%, 27.4% and 26.9% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. On December 31, 2023, our firm orders in backlog for our executive jets totaled US$4.3 billion as compared to US$3.9 billion on December 31, 2022.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries up to eight people, received the Brazilian Aviation Authority and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to eleven people and has a larger fuselage and wingspan and longer range than the Phenom 100. It received the Brazilian Aviation Authority and FAA certification and entered service one year after the Phenom 100. Since the inception of the Phenom 100 through the end of 2023, we delivered nearly 400 Phenom 100 aircraft and over 750 Phenom 300 jets. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively. In 2020, we introduced the new Phenom 300E, featuring enhancements in performance, comfort and on-board technology. The new Phenom 300E is currently the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics suite. These features include predictive windshear and a runway overrun awareness and alerting system, which are our exclusive intellectual property and the first technology of its kind to be developed and certified in business aviation. The model was already granted its certification by the Brazilian Aviation Authority, EASA and the FAA.

In August 2020, we announced the Phenom 300MED, a unique medical evacuation (MEDEVAC) transportation solution suitable to Phenom 300 model series, which is also available for retrofit, through a partnership with the companies umlaut and Aerolite AG (Aerolite). Embraer and umlaut have jointly developed a new supplemental type certificate (STC) utilizing Aerolite equipment in 2021 and 2022. Certified in January 2023, STC is available for national aviation agencies such as EASA (Europe), FAA (United States) and ANAC (Brazil). Designed as an ideal solution for both civil and government applications, the MEDEVAC solution will be installed exclusively by Embraer’s award-winning Services & Support organization, ensuring the highest quality, reliability, and service experience, direct from the manufacturer.

In May 2006, we launched the Lineage 1000, an ultra-large executive jet based on the EMBRAER 190 commercial jet platform. The Lineage 1000 is configured to accommodate up to 19 passengers in a total cabin area of 750 square feet (70 square meters). The Lineage 1000 was certified by the Brazilian Aviation Authority in December 2008 and by the FAA in January 2009 and entered service in the first half of 2009. Continued investments in the Lineage 1000 resulted in the introduction of the Lineage 1000E, in 2013, which enhanced the customer experience by extending its range capability and offering new interior amenities. In 2019, we successfully implemented the sunset strategy of the Lineage 1000E. As of December 31, 2023, we delivered around 30 units under the Lineage 1000 program.

In April 2008, we formally launched two new programs in the medium cabin category, the medium-cabin jet Legacy 450, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the super midsize jet Legacy 500, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 500 was certified by the Brazilian Aviation Authority and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by the Brazilian Aviation Authority and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range in 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the 5,800-foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. Both the Legacy 450 and 500 had their final deliveries to customers in 2020, and were rebranded as Praetors.

In October 2009, we introduced the Legacy 650 jet, a large jet based on the Legacy 600 platform, with a longer range for up to 14 passengers. The Legacy 650 received the Brazilian Aviation Authority and FAA certification in October 2010 and February 2011, respectively, and entered service in November 2010. The latest evolution of the aircraft that started our Executive Aviation segment is the Legacy 650E, which introduces auto-throttle and interior enhancements, in addition to a ten-year warranty, which set a new industry standard for performance and reliability. In 2019, we successfully implemented the Legacy 600, 650 and 600E series sunset strategy and on the same year we had the final delivery of the Legacy 600, 650 and 600E series. As of December 31, 2023, we delivered approximately 110 Legacy 650 units.

In October 2018, we launched the new Praetor 500 and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor 600 is the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 is the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 600 was certified and entered service in June, 2019 and in December of 2019, respectively. The Praetor 500 is the successor of the Legacy 450 in the midsize class as the Praetor 600 is for the Legacy 500 in the super midsize class. In 2020, we announced a series of breakthrough cabin enhancements for the Praetor 500 and Praetor 600. In addition to the lowest cabin internal atmospheric pressure in the class (equivalent to an altitude of 5,800 feet) and 100% fresh air capability, HEPA filter is a standard feature on all Praetor aircraft as well as an electric lavatory pocket door that enables the emergency exit to be moved away from the main cabin. In 2020, we announced the completion of the first European conversion of a Legacy 450 to a Praetor 500. As of December 31, 2023, we delivered 120 Praetor 500 units, including 22 Legacy 450 and 36 conversions from Legacy 450 to Praetor 500, and delivered 170 Praetor 600 units, including 80 Legacy 500. In May 2023, we logged 250 options orders of Praetor 500, worth US$5 billion, for NetJets, one of the largest fractional operators in the world.

In October 2023, we launched the Phenom 100EX, the newest generation of the Phenom 100 series, with improvements focused on experience for both users and pilots. The Phenom 100EX represents an enhanced comfort, operational versatility, and single-pilot-friendly technology. The aircraft features a complete airstair, large entrance door, and an accessible baggage compartment. It offers the tallest and widest cross section in its class combined with extra-large windows. The cockpit is wider with further pilot legroom provided by extended seat tracking, an open-concept cockpit for easier communication with the cabin, and enhanced safety as the first in its class to offer Runway Overrun Awareness and Alerting System (ROAAS). Additional avionics improvements, as part of the Prodigy Touch, based on the Garmin 3000, include FlightStream 510, stabilized approach, predictive windshear, automatic 3D volumetric scanning with lightning and hail prediction, and more.

As of December 31, 2023, we had delivered more than 1,780 executive jets and our fleet had served over 1,070 customers in more than 70 countries. Our backlog comprises of over 300 aircraft.

Competition

Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Honda and Pilatus. In the medium cabin category, the Praetor 600 compete with Textron, Gulfstream and Bombardier aircraft, while the Praetor 500 compete largely with aircraft produced by Textron.

Continuing Internationalization

In October 2014, we announced an expansion to our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, which more than doubled the size of our campus at the Melbourne International Airport. Since then, we have continued to expand our footprint into the complex, with delivery centers, assembly hangars, and paint and flight preparation facilities. As of December 31, 2023, our Melbourne campus had a constructed area of approximately 500,000 square feet.

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

As of December 31, 2023, we had sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force based on the total number of aircraft in its fleet. Our Defense & Security segment accounted for 9.8%, 9.1% and 14.2% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, our firm orders backlog for our Defense & Security segment was US$2.5 billion, as compared to US$2.4 billion as of December 31, 2022.

Products

Military Transport – C-390 Millennium

The C-390 Millennium is a multi-role military transport aircraft developed to set higher standards in its class. The C-390 Millennium is efficient for cargo and troop transport, aerial resupply and humanitarian missions, among other uses, as well as for uses in adverse situations, evacuations, firefighting and aerial refueling (KC-390 Millennium version). Designed with modern engineering solutions, this aircraft is an innovation in military transport aviation. The C-390 Millennium features flexibility, strength, mobility, easy maintenance and advanced technology.

Between 2019 and 2023, we delivered six KC-390 Millennium multi-mission transport aircraft (the “K” denotes that these C-390 aircraft will also have aerial refueling capabilities) to the Brazilian Air Force. The Brazilian fleet has over eleven thousand flight hours, with an exceptional maturity level (operational reliability over 99.5%). In 2019, the Portuguese government signed the first export contract of KC-390 Millennium aircraft, including the acquisition of five aircraft and one flight simulator, together with a 12-year contract of services to support the fleet, which will be used for military transport. In the same year, the Portuguese Air Force received its first aircraft, which is the first KC-390 in NATO configuration.

During the COVID-19 pandemic, the Brazilian Air Force has operated the KC-390 in logistics transport operations, carrying essential supplies to combat the pandemic in Brazil. In November 2020, we entered into an export agreement with the Hungarian government for the acquisition of two aircraft in its KC-390 Millennium version, with the capacity to carry out in-flight refueling missions.

In June 2022, the Ministry of Defense of the Netherlands announced the decision to acquire five C-390 Millennium aircraft to substitute its fleet of C-130H Hercules. As of the date of this annual report, the procurement process is under negotiation.

In 2023, the Brazilian Air Force received its sixth KC-390 Millennium aircraft. The Brazilian fleet racks up over eleven thousand flight hours, with an exceptional maturity level (operational reliability over 99.5%). In the same year, the Portuguese Air Force received its first aircraft, which is the first KC-390 in NATO configuration. This aircraft has been presenting the same reliability and availability levels as those observed in the Brazilian based fleet, with very high productivity.

Another milestone for the KC-390 Program was the granting of the full operational capability, or FOC, certification by the Institute for Industrial Development and Coordination, which confirms that the aircraft can operate at its total capacity. Additionally, this certification ensures that the aircraft meets all design requirements and can perform all its designed missions.

Further demonstrating its value, the C-390 Millennium won the public bidding process for the Large Transport Aircraft, or the LTA, II program, which will supply new military aircraft to the Republic of Korea Air Force (ROKAF). South Korea is the first customer of the C-390 Millennium in Asia.

In 2023, Austria and the Czech Republic also selected the C-390 Millennium as their new multi-mission platform and began the contract negotiation phase. As of the date of this annual report, the C-390 Millennium is the tactical transport choice solution for seven countries: Brazil, Portugal, Hungary, the Netherlands, Austria, the Czech Republic, and South Korea.

As of December 31, 2023, the C-390 fleet had accomplished over 11,000 flight hours and 8,000 flight cycles.

Close Air Support and Advanced Training – A-29 Super Tucano

The A-29 Super Tucano is an aircraft equipped for close air support and counter-insurgency scenarios, containing integrated sensors, datalink, cockpit protection and multiple payload configurations. We believe that the Super Tucano is the market benchmark in its class, as it combines a rugged and reliable turboprop platform with a delivery system of high-precision class payload The A-29 Super Tucano is also a full-fledged tactical trainer due to its handling features, low operational cost, and state-of-the-art avionics systems. Since its entry into service in 2004, a total of more than 260 units have been sold to 16 different countries by the end of 2023.

We have been acting as a subcontractor for the United States Government (“USG”) and have delivered to Sierra Nevada Corporation (“SNC”), a USG prime contractor, 47 A-29 Super Tucano aircraft to different countries. In 2021, we delivered nine aircraft to SNC, three of them for the AFSOC (Air Force Special Operations Command) Program of the United States Air Force, and six through the Foreign Military Sales program to the Nigeria Air Force Program. In addition, through our Gavião Peixoto unit, we delivered five more aircraft to an undisclosed customer, together with advanced training systems, mission planning and debriefing stations, optional equipment and logistics package.

In 2023, we announced the launch of the A-29N, a version dedicated to meeting the operational requirements of the NATO. In addition, we and FAB entered into a Memorandum of Understanding (MoU) to study a technology upgrade package known as Mid-Life Upgrade (MLU) for the Brazilian Air Force fleet.

Fighter –F-39 Gripen Program

In July 2014, we entered into an agreement with Saab AB, or Saab, to collaborate in a joint management program for the F-X2 Project, currently called F-39 Gripen Program, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, and we have also taken an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of both the single and the two-seat version of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force.

In 2023, we and Saab inaugurated the production line of the Gripen E fighter in Brazil, at our unit in Gavião Peixoto, Brazil. The first two aircraft are already under production in our facility. Out of the 36 aircraft acquired by the Brazilian Air Force, 15 will be assembled on that production line.

Special Transport Aircraft

In 2021, we have entered an agreement with Aerodata AG for the sale of a Praetor 600 jet to be converted into an aircraft to fulfill a variety of different in-flight inspection missions. In 2022, this aircraft was completed and delivered to Aerodata for integration of mission equipment and systems. In fourth quarter of 2023, the aircraft was delivered to the final customer.

Modernization Programs

We offer military aircraft modernization services and currently have three ongoing programs under contract, two of them with the Brazilian Air Force and one with the Brazilian Navy.

The A-1M modernization program focuses on modernizing the AM-X aircraft, which is an aircraft developed by us and sold to the Brazilian Air Force approximately 20 years ago, and the platform naturally became technologically outdated overtime. From 2013 through 2021, we delivered 11 modernized aircraft and the program was completed with the Verification Plan by the Brazilian Air Force in 2021. We started demobilizing the production line, which process we expect to complete in 2024.

The other program with the Brazilian Air Force relates to the modernization of five E-99M Airborne Early Warning and Control (AEW&C) aircraft. The agreement also accounts for six mission planning and analysis stations, which will be employed for training and crew development. In 2020, the first two units were delivered and one more was delivered each year through 2022. In 2023, the program obtained the FOC (Full Operational Capability) certification and delivered the last modernized aircraft in the final configuration. In 2024, the aircraft delivered between 2020 and 2022 will be reconfigured to the FOC version, followed by demobilization of the program.

The modernization program with the Brazilian Navy is the upgrade of A-4 Skyhawk fighter jets (AF-1 per the Brazilian Navy’s Designation), with the purpose of incorporating new technology, including new avionics, radar, power generation and independent oxygen generating systems. By 2022, all seven modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy, as well as the fixed-base simulator AATD (Advanced Aircraft Training Device). In 2023, the aircraft received the FOC certification, and in 2024, the aircraft will be reconfigured to the FOC version, followed by demobilization of the program.

Radars and Land Systems Programs

Our portfolio of capabilities with respect to radars and land systems includes the development, integration, project management, sourcing, manufacturing, implementation, deployment and life cycle support of radars and land systems for multiple applications, including: low-altitude air defense, surface surveillance, air traffic control, identification friend or foe (IFF), medium-range air defense, surveillance and early warning, monitoring and protection of borders, protection of critical infrastructures, among others. Our products include both fixed, modular, and transportable solutions. Our line comprises a comprehensive range of products, namely the SENTIR M20 ground surveillance radar, the SABER M60 short-range air defense radar, the S200R air traffic control and air defense radar, the SABER M200 VIGILANTE medium-range air defense radar, among other integrated solutions. One of these solutions is the Integrated Boarder Monitoring System (SISFRON), with the purpose to monitor Brazil’s land boarders, which system architecture, development and implementation is led by Embraer.

In 2022, we entered into an agreement with the Brazilian Army for the supply of four SABER M60 v2 radars, which were delivered in the fourth quarter of 2023 following a successful factory acceptance test. Those radars will add to the more than 30 other SABER M60 radars that were delivered to the Brazilian Army in prior years.

In 2023, the M200 Vigilante radar, which operates as a medium-range sensor for Airborne Surveillance and Early Warning applications, has completed its development phase, and has moved on to the technical and operational validation phase. At this stage, the first tests were successfully completed, including the deployment of the equipment to the Amazon on a Brazilian Air Force’s KC-390 Millennium aircraft.

In 2023, we started the development of a counter battery radar, which was contracted by the Brazilian Army in 2022 and will count on the same knowledge and technology applied to the SABER M200 radars.

Also in 2023, we signed a contract with the Brazilian Army for the supply of nine units of the M20 radar.

In 2022, the Brazilian Army completed the first phase of its Integrated Border Monitoring System (SISFRON) program, which largely strengthened the presence and the action of the Brazilian Armed Forces along the western borders of Mato Grosso and Mato Grosso do Sul states. In 2023, to support phase 2 of the Integrated Border Monitoring System (SISFRON) Program, we delivered radars related to our contractual deliveries to Preliminary Design Reviews and Critical Design Reviews of the Tactical Communications, Command and Control Centers and Civil Infrastructure solutions.

Principal Defense & Security Subsidiaries and Joint Ventures

Atech

Since 2013, Atech has worked in many strategic projects for the Brazilian government, including our LABGENE (Laboratorio de Geração de Energia Nucleoeletrica) program and the Brazilian air defense systems. It is also responsible for the development, implementation and modernization of the Brazilian air traffic control centers. The LABGENE program continues to advance, and in 2023, Atech delivered the External Nuclear Detection System (SDNE) and Internal Nuclear Detection System (SDNI) to the Brazilian government.

In 2023, Atech entered into agreements with the Brazilian Air Force for the update and modernization of the air defense system (DACOM) and for the update, modernization and expansion of the Brazil’s airspace management systems. In addition, Atech entered into an agreement with AAI-India for maintenance and support of the SKYFLOW system, located in New Delhi.

Atech is part of the consortium of companies contracted to build four Tamandaré Class Frigates to the Brazilian Navy. In 2023, we started the assembly of the integration and testing environments of the Combat Management System (CMS), which was an important milestone in the development of the program. In addition, Pre-Interface Tests (IPT) were conducted between the frigates’ weapon systems and the CMS.

Atech is a strategic partner of Eve Air Mobility, and applies its expertise in the development, deployment and support of air traffic flow control and management systems to enable the future of urban air mobility. In the context of this partnership, we signed a contract for the development of Phase 2 of the Urban Air Traffic Management (UATM) system as a continuation of Phase 1, delivered in 2022.

Visiona Tecnologia Espacial S.A.

In 2012, Embraer and Telecomunicações Brasileiras S.A., or Telebras, formed Visiona Tecnologia Espacial S.A., or Visiona, of which Embraer holds a 51% stake and Telebras 49%. Through this joint venture, Visiona became the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (SGDC), with responsibility for the system integration.

In 2022, the VCUB-1 Nano Satellite program advanced to the environmental and integration tests. The satellite was launched into space in 2023 aboard SpaceX’s Transporter 7 mission and is currently on Earth orbit.

In 2023, Visiona entered into a partnership agreement with Telebras in the amount of R$220.0 million for the distribution of services to government entities and signed a Technological Innovation Subsidy contract with FINEP (Brazilian Government’s Financier of Studies and Projects) for the development of a new very high resolution (VHR) observation satellite.

Águas Azuis

Founded in 2018 and awarded its first contract in 2019, Águas Azuis is a consortium between Embraer, Atech and Thyssenkrupp Marine Systems, and is the preferred supplier to build the Tamandaré Class Frigates for the Brazilian Navy. The first frigate (FoC - First of Class) started its keel laying in March 2023 and, at the end of the year, surpassed the 50% completion mark. As of the date of this annual report, two frigates are being manufactured.

Competition

Our military aircraft faces competition from various manufacturers in different countries in each market segment. The A-29 Super Tucano competes in the close air support market with the Textron AT-6 (United States), L3 Harris’ SkyWarden (United States), KAI KA-1 (South Korea), TAI Hürkuş (Turkey) Aero Vodochody L-39_NG (Czech Republic), among others. In the training market, it competes with the Pilatus PC-21 (Switzerland), Textron T-6A/B (United States)), among others.

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

Services & Support Segment

On December 20, 2016, we announced the creation of Embraer Services & Support, which is a services and customer support business unit that brings together capabilities that were previously allocated to each business segment. Our Services & Support segment is responsible for developing solutions in support of current and new products and services, as well as for managing the associated processes and resources.

Our Services & Support segment currently supports approximately 4,580 products and more than 2,000 customers located in approximately 100 countries. This operating segment also supports the Commercial Aviation, Executive Aviation and Defense & Security segments through a network of specialized operations in dedicated sites, such as warehouses, MRO facilities, training centers with full flight simulators and more than 200 field support representatives, who work side-by-side with operators to understand their specific needs and ensure product performance.

Through a comprehensive portfolio of services covering all segments, our team of experts offer:

•	Field support for on-site or remote assistance for operational and technical challenges, ensuring maximum performance and convenience;

•	Technical support, offering leverage analytics, engineering expertise, and real-time fleet monitoring to meet our operators’ technical needs with precision and cutting-edge efficiency;

•	Flight operations solutions to enhance our customers’ operations through tailored solutions, consulting, supervision, and training resources, optimizing efficiency and safety;

•

Aircraft modification, elevating our fleet’s performance with expert execution and coordination of system upgrades, along with cabin, avionics, and connectivity modifications for a superior onboard experience;

•	Meticulous materials management, ensuring seamless availability of parts for both scheduled and unscheduled maintenance;

•	Optimized maintenance solutions prioritizing efficiency and safety for sustained operational excellence;

•	Training programs to prepare the flight crew, maintenance technicians, and operations personnel to achieve the highest levels of competence; and

•	24/7 technical support at our customer care center, providing assistance to every product platform we have to offer, from the EMB-120 Brasilia to the E-jets E2 and Praetor 600.

Our global network of over 10 owned MROs and more than 75 authorized service centers are designed to support our customers with effective, reliable, and efficient customized solutions. Our MROs are located in the following countries and regions:

•	United States: Meza–AZ, Fort Lauderdale–FL, Melbourne–FL, Nashville–TN, and Macon–TN;

•	Brazil: Sorocaba–SP, Gavião Peixoto–SP, and São José dos Campos–SP;

•	France: Le Bourget; and

•	Portugal: Alverca.

Our global logistics capabilities and warehouses provide our customer with unparalleled access to a comprehensive inventory of spare parts. We are also able to assist with new parts planning and repair management systems to ensure the operation runs without any issues. Our warehouses are located in the following countries and regions:

•	United States: Davie and Fort Lauderdale;

•	France: Mitry Mory;

•	Singapore;

•	China: Beijing;

•	Brazil: Sao Jose Dos Campos and Taubaté.

Our Services & Support segment accounted for 26.9%, 27.9% and 27.0% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, our firm orders in backlog for our Services & Support segment were US$3.1 billion, compared to US$2.6 billion as of December 31, 2022.

In 2023, new contracts and renewals were signed in our Flight Hour Pool Program (which is an agreement that allows the customer to receive support for a wide range of repairable components for their fleet based on its flight hours) with customer operators such as: Porter Airlines, SKS, Star Air, Marathon Airlines, Sky High, Royal Jordanian Airlines, Fly Amelia, National Jet Express, a Rex Group company, Scoot, LuxAir, among others.

Furthermore, digital evolution continues to be key in our business. In 2023, several resources were launched to improve the customer experience, such as the (i) electronic commerce tool for purchasing or renewing services, such as technical publications, the Aircraft Health Analysis and Diagnosis, or AHEAD (which is an operational management tool that continuously monitors aircraft inflight through automatic transmission of aircraft system alert messages to the ground), and smart troubleshooting, (ii) “customer academy,” which consists of tutorials for customer support, and (iii) improvements to the eParts system (which is a system that allows the customers to manage and purchase aircraft parts such as parts request, order tracking, quotation, material return, among others).

Services & Support related to the Commercial Aviation Industry

Our teams of highly skilled technicians work directly with the Commercial Aviation operators to design a maintenance package that address the needs of the business unit, such as:

•

Flight-Hour Pool Program, which allows airlines to minimize upfront investment in high-value repairable inventories and resources using Embraer’s expertise and vast component repair service provider network. The program results in significant savings on repair and inventory carrying costs, reduction in warehousing space, and virtual elimination of repair management resources;

•

Embraer Collaborative Inventory Planning (ECIP), which is a tailored expendable spare parts inventory management program designed to assist customers reduce operational costs by optimizing inventory levels;

•	Embraer Parts Exchange Program, which offers operators a highly comprehensive list of rotable parts available for ad-hoc exchanges which includes the exchange and repair costs; and

•	Customer Stock Optimization, which comprises strategic management and allocation of inventory to meet customer demand while minimizing excess stock and associated costs.

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

•

an internal program, Embraer Excellence in Customer Experience, which aims to address changes in the Services & Support segment of the commercial aviation division, in order to elevate the performance of our Commercial Aviation segment, covering current and future market needs, with the purpose of obtaining the highest levels of customer satisfaction based on their experience in the commercial aviation industry.

In the second quarter of 2023, the new generation version of the AHEAD system was launched. AHEAD is a tool that helps airlines and customers to implement digital predictive maintenance on their E-Jet E1 and E2 fleets, using data to identify and predict potential issues before they become critical.

In the third quarter of 2023, Embraer-CAE Training Services announced the expansion of the joint venture between CAE Training Services and Embraer, with the purpose of including training programs for pilots and cabin crew for the E-Jet E2 family. The new pilot training program will take place in Singapore and will feature a new state-of-the-art full flight simulator for the E2 E-Jets at the on-site CAE Flight Training Center.

During the fourth quarter of 2023, we reached an important milestone with the passenger aircraft conversion program for cargo aircraft, which was the official launch of the aircraft, revealing its painting scheme to the market, and initiated ground testing. Pursuant to this program, full freighter conversion is available for all pre-owned E190 and E195 aircraft, with entry into service expected in 2024.

Services & Support related to the Executive Aviation Industry

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

To measure our customers’ satisfaction, we implemented the Customer Experience Program, supported by a marketing tool that measures customer satisfaction based on the customer’s experience. The score and feedback received allow us to be more responsive on developing initiatives as well as predict their needs.

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

Since 2014, our product support consistently achieved top rankings in our industry surveys. In 2016, we secured the number one position in both the Aviation International News (AIN) and Pro Pilot Product Support Surveys for the first time. The following year, AIN again recognized us as the leader in product support. In 2018, we claimed the top spot in the Pro Pilot Product Support Survey and secured the second position in AIN’s survey. In 2020, we maintained our top-ranking status across all categories in Pro Pilot’s Product Support Survey. In 2021, Pro Pilot’s Survey maintained our top-ranking status in various categories, such as company response time, costs of parts, and overall ranking. By 2022, we advanced to first place in AIN’s Product Support Survey and secured the second spot in Pro Pilot’s Survey. Overall results and customer satisfaction on executive jets kept Embraer at the top of the 2023 product support surveys, earning first place in Professional Pilot Magazine and third place in AIN.

In 2023, we successfully implemented a new full flight simulator for the Phenom 300E in Las Vegas, Nevada. Additionally, for the fifth consecutive year, Embraer fixed-base operator, or FBO in Sorocaba, São Paulo, was recognized as the best FBO in Brazil, according to 2023 Aviation International News research. This recognition is a result of our continued commitment to improve our solutions, including the expansion of the Sorocaba on-site service center in 2022.

Furthermore, in 2023, in partnership with FlightSafety, we implemented the third full flight simulator for Praetors, in Orlando, Florida, and launched the auto throttle for Phenom 300E aircraft.

In July 2023, we celebrated 40 years of our presence in France. We currently have a Business Jet Service Center in Le Bourget and a warehouse in Mitry-Mory, France, just outside Charles De Gaulle Airport.

In 2023, Embraer-CAE Training Services announced the expansion of its training capacity with two new Phenom 300 flight simulators to meet the growing demand for training in executive jets in the United States and Europe. In the same period, we partnered with Elite Jets to replace the seats in the Phenom 300 fleet with our new logo and announced the doubling of our maintenance capacity through the extension of our service centers in the United States, including increasing from one ground handling team to 28 teams distributed around the country supporting all MROs.

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

Our support services may range from simple transactional sales to integrated support programs. We assess our customer capabilities and requirements to define the integrated solution that will keep the fleet operating in the most effective way.

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

Also in 2022, the Services & Support segment team supported the preparation for entry into service of the C-390 fleet of the Portuguese Air Force and the Hungarian Defense Force and the operation of 100% of the Super Tucano fleet in the Philippines. In training, the team assisted in the first and successful operation of the KC-390 to airdrop cargo supplies at the Brazilian Research Base in Antarctica, in addition to completing pilot training in the Turkmen Air.

In the Defense & Security segment, the Services & Support segment entered into an integrated logistics support contract, or ILS for the A-29 with the Chilean Air Force and Embraer’s participation in the first meeting of the C Users Group -390, organized by the Portuguese Air Force.

In June 2023, a major milestone was the inauguration of the first complete flight simulator for the KC-390 Millennium multi-mission jet at the Embraer Academy, located at the Eugênio de Mello unit in São José dos Campos–SP, Brazil. In addition, the execution of spot contracts for spare parts and repair with the Philippine Air Force, and the ILS contract with the Hellenic Air Force were relevant accomplishments.

In 2023, a major milestone was the extension of the ILS contract for the Brazilian Air Force fleet, consisting of 24 ERJ-135, Legacy 600 and AEW aircraft. In our management’s view, ILS is the preferred choice in the defense market, which we believe will guarantee our military and government customers the availability of assets at predictable and competitive costs.

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

In 2021, OGMA had major achievements such as: Pratt & Whitney signed agreement for PW GTF Engines, the Rolls-Royce AE 2100 Program: Delivery of the first Nacelle within the contracted TAT, and an agreement for OGMA Aeronautical Academy. Also, featured in Aerospace & Defense Review, OGMA has been ranked as one of the “Top 10 MRO Service Companies in Europe 2021.”

In 2022, OGMA delivered the last F-16 to the Royal Netherlands Air Force (RNLAF); the second ERJ-175 for the Brazilian Federal Police; and also delivered C-130 for the Portuguese Air Force.

OGMA has also achieved two important market recognitions, being ranked as one of the “Top 10 MRO Service Companies in Europe in 2022” by Aerospace & Defense Review. OGMA was also named as one of the best places to work, ranking first in the aviation industry, according to the employer branding study developed by Randstad Portugal.

In 2023, OGMA carried out the first base maintenance of an E2 aircraft, the first in the world, and completed the maintenance of the C-295 aircraft to the Portuguese Air Force.

During the second quarter of 2023, OGMA carried out maintenance on model EH101 helicopters from the Portuguese Air Force and model C-295 and C-130 H aircraft from the Brazilian Air Force. OGMA also carried out the first heavy C-Check maintenance (which is a maintenance check performed every 20–24 months) on the three E2 aircraft from Widerøe, the largest regional airline in Scandinavia. These aircraft are part of the first group of aircraft to undergo this type of maintenance in the world.

In the third quarter of 2023, after maintenance services, we delivered ERJ-145 aircraft to Loganair, ERJ-135 to the Indian Air Force, EJet170 to the Royal Oman Police and Nordic Aviation Capital, 190E2 aircraft to Placard, C-130 to the Chilean Air Force and the Chadian Air Force, and F-16 and EH- helicopter 101 to the Portuguese Air Force. Around 25 Rolls-Royce engines were also delivered after repair and maintenance. Regarding aerostructures, OGMA delivered several manufactured and assembled parts to our main customers.

In the last quarter of 2023, we delivered C-295 aircraft to the Portuguese Air Force and began heavy maintenance training for the GTF engines.

Other Segments

We provide to Sikorsky Aircraft Corporation and Helicopter Support Inc., both Lockheed Martin Co. companies, parts for structural, fuel, mechanical and hydraulic systems, to support their aftermarket. We had provided to Sikorsky, services of development and manufacturing of the landing gear, fuel system and fuel tanks for the S-92 and H-92 Helibus helicopters. We also have in our Other segments pipeline the Ipanema, a crop duster aircraft developed in the 1970s pursuant to the specifications of the Brazilian Ministry of Agriculture. In its seventh generation, all new Ipanema aircraft are delivered with engine powered by biofuel (Ethanol). As of December 31, 2023, we had delivered a total of 1,606 of these aircraft, including 65 in 2023. We also have Ipanema in our Other segments pipeline, which is a crop duster aircraft developed pursuant to the specifications of the Brazilian Ministry of Agriculture. These aircraft are produced only on demand. As of December 31, 2023, we had delivered a total of 1,606 of these aircraft, including 65 in 2023.

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

Our Other segments accounted for 1.5%, 1.6% and 0.6% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, and accounts for revenues of our subsidiary Tempest in 2023 and 2022. For more information, see Note 36 to our 2023 audited consolidated financial statements.

Tempest Security Intelligence

Founded in 2000, Tempest Security Intelligence, or Tempest, is the leading cybersecurity company in Brazil, providing complete solutions for business protection in the digital world. The portfolio of products and services provided by Tempest is aligned with the framework of the National Institute of Standards and Technology (NIST), a non-regulatory government agency linked to the Technology Administration of the United States Department of Commerce. With more than 450 professionals and offices in Recife, São Paulo and London, Tempest has ensured the protection of more than 800 companies of all sizes and industries providing comprehensive end to end portfolio with more than 80 solutions which include consulting, managed security services and integration services.

In 2020, we became the controlling shareholder of Tempest, and in 2023, we increased our interest to 76.6% of the total shares of Tempest, which reinforces our focus on cybersecurity matters, as Embraer continues to grow and expand its operations.

In 2023, Tempest established a new security advisory area that aims to improve knowledge about cybersecurity across all of its segments, promoting more effective integration between the chief information security officers and the client’s board members. Through this effort and designed offerings, Tempest seeks to strengthen resilience against digital threats, providing leaders with the necessary tools to actively contribute to cybersecurity.

In 2022, Tempest launched the Prospero suite, a new integrated management platform dedicated to cybersecurity services and solutions. The platform provides support and analysis for its users at all levels, including operational processes such as data management and consumption, and strategic decisions. As of December 31, 2023, we had 139 customers using the Prospero suite.

In 2023, AllowMe, a business unit of Tempest dedicated to developing anti-fraud software, was sold to Serasa Experian for US$45 million. The transaction is in line with our long-term strategy of consistent focus and growth in the cybersecurity market (and not the anti-fraud market) through Tempest.

In 2023, according to Frost & Sullivan, the threat intelligence market grew 34% compared to 2022, as a result of successful strategic adjustments and an increase in sales. Our teams devoted significant efforts to understand market demands, resulting in solutions more closely aligned with customer needs. The significant result of 57% sales growth in 2023 compared to 2022, reflects not only the quality of our offerings but also the adaptability of our team in the market landscape, and Tempest’s ability to give a software-based approach to our service-based solutions, leading to a more scalable and profitable business.

As part of the strategy, Prospero suite grew its usage base by 58% in 2023 as compared to 2022. Additionally, we introduced significant enhancements to the Prospero suite, launching the access management area, and providing greater autonomy and efficiency to our clients. In August 2023, we completed and made available to clients the full integration of the takedown solution into Prospero suite, further expanding the range of accessible services. Also, we integrated consulting services into the platform, providing the access to services results and proposals estimate.

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

In 2023, Embraer Netherlands did not sell and deliver any aircraft, compared to one aircraft delivered in 2022, for a total amount of US$24.5 million, three aircraft delivered in 2021 for a total amount of US$8.6 million and two aircraft delivered in 2020, for a total amount of US$6.5 million. Since ECC was established in 2002 through December 31, 2023, this business segment handled 267 aircraft, of which none is available or under sale negotiations.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets mainly in the 70 to 150-seat category.

Markets

The following table sets forth our revenues by segment and geographic region of end users for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	Recast (1)
	(in US$ millions)
Commercial Aviation
North America	1,489.4	1,234.7	687.6
Latin America (except Brazil)	32.2	—	—
Asia Pacific	—	—	3.3
Brazil	4.2	2.4	1.8
Europe	293.8	234.9	494.5
Others	27.2	71.9	129.2

Total	1,846.8	1,543.9	1,316.4

Executive Aviation
North America	1,054.1	914.1	807.2
Latin America (except Brazil)	21.4	20.0	4.1
Asia Pacific	20.1	—	27.6
Brazil	85.7	87.8	62.1
Europe	226.9	212.6	229.1
Others	—	9.9	—

Total	1,408.2	1,244.4	1,130.1

Defense & Security
North America	1.0	2.9	58.1
Latin America (except Brazil)	—	1.4	3.0
Asia Pacific	67.1	3.6	80.8
Brazil	141.9	210.2	285.8
Europe	304.9	194.0	158.7
Others	0.5	0.5	8.0

Total	515.4	412.6	594.4

Services & Support
North America	737.8	706.0	614.0
Latin America (except Brazil)	44.6	31.6	30.7
Asia Pacific	117.3	97.3	97.9
Brazil	141.4	132.1	106.1
Europe	305.1	242.8	234.4
Others	71.4	56.9	49.1

Total	1,417.6	1,266.7	1,132.2

Other Segments
North America	—	—	1.3
Brazil	80.5	72.7	22.8
Europe	—	0.1	—

Total	80.5	72.8	24.1

(1)

Cybersecurity operations held by Tempest are no longer part of the Defense & Security segment. From the first quarter of 2023, these operations have been reported as part of Other Segments. Due to the change mentioned, the operating segment financial information for the year ended December 31, 2022 have been recast for consistency of presentation.

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2023, 75.2% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft.

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

In addition, we have entered into purchase agreements with our major suppliers, which cover our production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. As a standard, we are not required to purchase a minimum amount of materials annually under these supply contracts. Our ongoing supplier relationships depend on cooperation, performance and the maintenance of competitive pricing.

As a result of the Russia-Ukraine conflict, the aviation industry is facing inflationary pressures, as energy and fuel prices increased in Europe leading to an increase in prices of the products sold by our suppliers. In addition, the conflict resulted in an increase of cyber-attacks around the world, and also had the effect of increasing costs of labor and caused a global shortage of components, affecting the aviation industry supply chain dynamics.

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

Moreover, the ongoing Israel-Hamas conflict is increasing political tensions, exacerbating existing challenges in global supply chains, and generating additional risks, particularly because we have suppliers in the Middle East.

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

When the E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 29.0% market share of the deliveries in the up to 150 seats jet segment from 2004 to 2023, according to Cirium. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

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

Other suppliers and partners for the E-Jets E2 include, among others: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Safran (formerly Collins Aerospace) (horizontal stabilizer control system), Collins Aerospace (wheels, brakes, APU, electrical system), Safran AeroSystem (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), ASTK (formerly Triumph) (fuselage segments, rudder and elevators), our subsidiary Eleb Equipamentos (E2 family landing gear) and Aernnova Aerospace (vertical and horizontal stabilizers, wing skins, spars, stubs and ribs).

Parker-Meggitt (formerly Meggitt) designs and produces a random high-performance assembly for in-flight connectivity, while Panasonic provides the wireless streaming onboard platform.

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

Defense & Security

With respect to our Defense & Security segment, we established business arrangements with various entities for the supply of parts. One example is our partnership with ELTA Systems, a subsidiary of the Israel Aerospace Industries (IAI), announced in 2019 for the launch of the P600 AEW&C (Airborne Early Warning and Control). With respect to the C-390 Millennium, we have a partnership with Raytheon Technologies, responsible for various aircraft parts, including the engines and the avionics system, with Rheinmetall, our preferred supplier for simulators and training devices; and with BAE Systems to explore C-390 opportunities in the Middle East. For the A-29 Super Tucano, we have a partnership with Elbit Systems, which is a strategic and relevant supplier of core electronic components, and a partnership with Sierra Nevada Corporation (SNC) for sales of the A-29 Super Tucano through the United States FMS (Foreign Military Sales) program.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies are responsible for the regulation and inspection of civil aviation activities as well as aeronautical and airport infrastructure of the country it belongs. Besides certification in Brazil, we must obtain certification in each jurisdiction in which Embraer manufactured aircraft is registered and operated. The certifying authority in Brazil is the National Civil Aviation Agency (Agência Nacional de Aviação Civil, or ANAC), or the Brazilian Aviation Authority, au autarchy of special regime, with the status of a regulatory agency, linked to the Ministry of Ports and Airports, which is responsible for the regulation, inspection and certification of aircraft, operators, manufacturers, aircraft maintenance organizations, aerodromes, schools and civil aviation professionals. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States and the EASA for the European Union. Once an aircraft is certified by the Brazilian National Civil Aviation Agency and validated by the FAA and/or the EASA, some authorities may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement original certification of the Brazilian National Civil Aviation Agency or of the FAA or the EASA, in accordance with their own rules. The Brazilian National Civil Aviation Agency has a bilateral certification agreement with several aviation authorities, including the FAA and EASA. This cooperation among regulatory authorities leads to simplified certification by the foreign authorities.

Aircraft certification is a continuous process. The Brazilian National Civil Aviation Authority must approve any change in the design of any of our aircraft. Significant changes to aircraft design may require a separate validation/certification by other authorities as specified in their regulations and bilateral agreements. Changes in aircraft certification requirements do not require a new certification or a new validation of a previously certified aircraft, but significant safety improvements may otherwise be required by the authorities acting through operational rules or airworthiness directives.

Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are rarely subject to regulatory obligations. Some contracts, including those for civil aircraft modified for military purposes, require civil certification (e.g., India, SIVAM, etc.). Other contracts, including those for LAS and C-390 Millennium, require approval from the Military Certification Authority, which may adopt regulatory obligations derived from civil aviation regulations.

Environmental, Social and Governance (ESG) Practices

ESG has been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. This includes two decades of positive social impact produced by Instituto Embraer, which manages our social projects. Nonetheless, we will establish new environmental, social and governance, or ESG, commitments and targets for the next years.

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

Some of our long-term ESG commitments are: (i) achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies, (ii) develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies; (iii) launch “eVTOL” aircraft with zero emission by 2026; and (iv) leverage diversity in the hiring of entry-level programs, in leadership positions and in the aeronautical specialization program maintained by us. Achievement of these targets involves several risks. For more information, see “Item 3—D. Risk Factors—We may not be able to achieve our carbon emission targets or make progress in other environmental, social and governance initiatives.” For further information on our ESG practices, please see our sustainability annual report, available at our investor relations website, which is not incorporated by reference in this annual report.

In 2023, we worked to further develop our ESG agenda in all aspects, as described below.

Environmental

Environmental management is an essential part of our strategy and ranges from the development of new products and services, industrial operations to the dismantling and final disposal of the aircraft at its end-of-life.

Our Environment, Health and Safety at Work Policy defines the main corporate guidelines for the management of eco-efficiency, supply chain, product development and climate change, as well as compliance with laws and regulations. The maintenance of ISO 14001 certification, since 2002, shows the compliance and continuous improvement of our processes. Since setting our ESG targets in 2021, we have implemented several actions to progress on our sustainability journey. One of the first measures aimed at decarbonizing operations is to reduce scope 2 emissions associated with the use of electricity. Regarding this scope, contracts for the purchase of renewable electricity have already been signed in Brazil, starting in 2024. In 2023, we dedicated our efforts to structuring our plan for the purchase of renewable electricity in our operations in the United States. The same period was marked by the start of the internal energy efficiency and transition campaign, focused on raising awareness among our employees about climate change and sharing our efforts to improve our sustainability performance. It was also the first year of adoption of the CDP Supply Chain tool, designed to engage and understand the maturity of Embraer’s suppliers in the face of climate change.

Moreover, we continue to pursue our sustainable aviation fuel (SAF) procurement strategy, which is concentrated in our unit in Melbourne, United States. We are also directly involved in several initiatives and partnerships for research and development of the SAF chain in Brazil and worldwide. These include the Sustainable Aviation Fuel Users Group (SAFUG), the Initiative for Alternative Fuels for Commercial Aviation (CAAFI), participation in the Brazilian consortium BioValue (in partnership with the European BECOOL consortium, under the European Commission’s Horizon 2020 program) which is developing biomass and new technologies for advanced sustainable fuels, including for aviation. This past year we joined the Roundtable on Sustainable Biomaterials (RSB), an organization that promotes a just and sustainable transition to a circular economy, and the International Aerospace Environmental Group (IAEG) working group, dedicated to studying the compatibility of current aircraft with the use of 100% renewable SAF.

Aiming to reduce the environmental impact of our products, in the E-Jets E2 family of jets, we have evolved in the aerodynamic and system optimization that made it possible to reduce the aircraft’s fuel consumption by 5%. We used unprecedented solutions in the single aisle market, such as the use of the fly-by-wire system to reduce critical flight loads, allowing to reduce the weight of the aircraft in addition to other aerodynamic cleaning. Due to this extensive work, the E190-E2, which is the first aircraft of the new generation to come into service, had a 17% reduction in fuel consumption and emissions when compared to the first generation. In June 2022, we had the first flight on an E195-E2 aircraft using 100% renewable SAF, in partnership with the engine manufacturer Pratt & Whitney. The test proved that the Pratt & Whitney’s GTFTM engines and the E-Jets E2 family can fly with both engines at up to 100% SAF, without compromising safety or performance.

We continue our studies to the “Energia Family,” a concept aircraft that incorporates different layout, energy sources and propulsion technologies, such as electricity, hydrogen fuel cell, dual-fuel gas turbine and hybrid-electric, to carry up to 50 passengers. The Energia Family seeks the goal of being carbon neutral by 2050.

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

Embraer Institute

The Embraer Institute consolidates the private social investment made by us in Brazil. The Embraer Institute initiatives seek to engage communities, schools and Embraer employees in actions aimed at education.

Since the start of the Embraer Institute activities, more than 20,000 people have benefited from its actions of engagement with society and more than 5,000 students have already been trained in the two units of São José dos Campos and Botucatu, in São Paulo. From 2019, in order to ensure the long-term sustainability of the project, the Colleges also opened the doors for paying students, allocating 20% of the vacancies to them, reaching a total of 720 students in 2023.

Revoar Program: The Embraer Institute launched the first edition of the Revoar Program, which focuses on financially supporting students who have graduated from Embraer schools. If the student has been accepted at a public university or with a 100% scholarship at a private institution, but is having difficulty continuing their studies, the Program, in partnership with the non-profit organization Instituto Semear, offers financial aid (R$750/month) for the first year of graduation, as well as psychological support and career mentoring with volunteers. In 2023, 21 young people were supported, and we expect to double this number in 2024.

Miniplanes Challenge: The event, which brought together hundreds of young people from the public schools of São José dos Campos, Botucatu and Gavião Peixoto, aimed to foster a passion for engineering and aviation through the construction and flight competition of mini-planes. In celebration of Embraer’s 54th anniversary, around 40 volunteers took part, sharing their knowledge and passion for the Brazilian aeronautics industry over the course of five months. The event also had the support of Eve Air Mobility for its realization, inspiring new generations with the future of urban mobility.

Asas do Bem (Wings of Goodness): The Embraer Institute also coordinates programs to promote the culture of volunteering through the Wings of Goodness platform, an online portal that allows the relationship between Civil Society Organizations and Embraer Employees who wish to become volunteers. The platform offers online mentorships focused on employability, with the aim of creating a welcoming and learning environment for young people. In 2023, more than 120 young people benefited from the program and more than 900 volunteers were involved in this and other Embraer Institute volunteer activities.

Diverse Science: The Diverse Science Program, aims to bring the teaching of science, technology, engineering and mathematics (STEM) to minority groups aged between 16 and 24. Diverse Science had its second edition in 2023.

In 2023, the following entities were selected to develop their projects: AVEC (Associação Efigênia Vidigal de Educação e Cultura) and Redes da Maré. The projects were carried out in the cities of Belo Horizonte–MG and Rio de Janeiro–RJ and impacted more than 330 people with the development of competencies and skills in technology and entrepreneurship.

Climate emergency: In partnership with the NGO World Vision, the Embraer Institute provides aid to those affected by environmental disasters. In 2023, support was provided, including food baskets, in the São Sebastião, Vila Sahy and Juqueí regions, in the state of São Paulo. To raise funds, the Embraer Institute works in partnership with the Embraer employee community, where for every real donated, the Institute complements the donation by 100%.

Embraer Foundation

In order to consolidate our corporate social responsibility strategy in the United States, in 2017 we launched the Embraer Foundation, a sister organization of the Embraer Institute, whose operations are guided by three pillars: (i) employee engagement through volunteering, (ii) social investment through mission alignment and (iii) support for the local community, and inspiring young people by spreading the word about aviation. The pillars are aligned with our global social responsibility strategy and respect the particularities of social investment in the United States. In 2023, more than 500 volunteers engaged in the social activities promoted by the Embraer Foundation. In the partnership pillar, 33 community organizations received support from the Embraer Foundation to carry out projects.

Corporate Governance

To ensure a corporate management focused on sustainable growth and business perpetuity, our corporate governance model is based on integrity and meets the highest market standards in Brazil and in the United States. We are committed to maintain the highest international standards of governance and a robust ethics and compliance program, fully aligned with global standards.

Governance Structure

Our governance structure comprises our board of directors, Advisory Committees to the Board of Directors, fiscal council, board of executive officers, internal audit and external audit. For more information on our governance bodies, see “Item 6. Directors, Senior Management and Employees” and “Item 16. Reserved—G. Corporate Governance.”

Ethics and Compliance

We seek to ensure integrity and ethics in our activities. Accordingly, we established an ethics and compliance program to promote and support all actions aiming at compliance with the laws and regulations applicable to our business, as well as with our internal policies.

Our ethics and compliance program is based on key elements, including the maintenance of a responsible organization and structure through our leadership, the constant risk management, the establishment of the appropriate internal control policies and standards, training and communication with our audiences, in addition to a monitoring process, audit and whistleblowing channels for the assessment and investigation of potential misconduct, promoting an ethics and integrity culture in all our units.

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

The purpose of our risk and internal controls department is to ensure that the identification, prioritization, assessment, mitigation and management of the main risks are conducted in accordance with the best practices established by us and the market, ensuring transparency and integrity in our processes. We also use these tools to prevent uncertainties that may negatively affect our results. We seek the continuous improvement of our risks management and internal controls system.

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

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is mainly due to a traditionally higher number of deliveries in the fourth quarter, particularly in our Executive Aviation segment, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter historically constitute an average of 45% of annual deliveries in our Executive Aviation segment, and we expect this trend to continue.

We are currently developing a plan to mitigate such delivery concentration, referred to as Production Leveling. The Production Leveling plan has the main purpose of creating stability and having a leveled production throughout the whole year. The main focus of our Production Leveling plan is on (i) sales and operating planning, (ii) sales and operations execution, and (iii) production plan and control, aiming to assess the demand and real capacity of our suppliers and our production facilities, assure the execution of a defined plan, mitigating risks for the short- and medium-term, and control aircraft production and completion on an hourly basis. We believe our synchronized planning, combined with execution management and our qualified workforce will contribute to the success of our Production Leveling plan, minimize delivery concentration and improve our operating results in the future.

C.	Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, the majority of which is not considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report, and a description of our joint ventures and project subsidiaries and strategic alliances is included in Item 3 above.

D.	Property, Plants and Equipment

For information about our property, plants and equipment, see Note 14 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our capital expenditures relating to property, plants and equipment, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

In 2022, we entered into an agreement with Toyota do Brasil to embrace Toyota Production System (TPS) principles and concepts in its industrial operations. The program aims to eliminate waste, obtain operational efficiency, and increase value generation for stakeholders. During the first phase of this project, carried out throughout the second half of 2022, a team of TPS specialists from Toyota do Brazil was immersed into our daily work to evaluate and suggest improvements for our manufacturing area at the Ozires Silva Unit, located in São José dos Campos, Brazil. The first phase of the project has been concluded and presented a 50% cycle reduction for a specific commercial jets wing assembly process and 17% in overall wing manufacturing. Due to the results of the first phase, both companies decided on October, 2023 to extend the project for an assembly line station.

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

Executive Aviation

Executive Aviation aircraft are currently produced in Melbourne, Florida in the United States and Gavião Peixoto, state of São Paulo, Brazil. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450 and the Legacy 500 (currently Praetor 500 and Praetor 600) in this facility, to improve our production capacity. We have been increasing the number of executive jets produced in Melbourne since 2016. Since 2020, the Gavião Peixoto facility has manufactured executive jets and assembled the Praetor 500 and Praetor 600 aircraft.

Defense & Security

The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the C-390

Millennium, and in February 2015, it successfully performed its first flight. Embraer is currently conducting additional flight tests for the C-390 Millennium to validate operational improvements and address the increase in demand. In the fourth quarter of 2018, we received the Type Certificate from the Brazilian Aviation Authority for the multi-mission airlift C-390 Millennium and delivered the first aircraft in 2019.

We have a final assembly facility in Jacksonville, Florida, for Defense & Security where we initiated the final assembly line for the A-29 Super Tucano for the United States Air Force’s LAS Program in 2013. The A-29 Super Tucano is also manufactured at the Gavião Peixoto unit, responsible for the final assembly line and the manufacturing of large segments that supplies both of our final assembly sites.

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

Other Segments

We manufacture aerospace systems and components at our subsidiary ELEB Equipamentos Ltda., or ELEB, which is one of our productive subsidiaries located in São José dos Campos, and its main products are structural parts, landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

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

In 2015, we completed the acquisition of a new subsidiary, Embraer Aero Seating Technologies. We progressively increased our ownership stake in the company, headquartered in Irwindale, California, which provides luxury seating solutions for the aviation industry and for Embraer product lines. In 2016, we opened a new state-of-the-art manufacturing facility in Titusville, Florida, which had its production capabilities moved to our site in Melbourne, Florida, in 2021.

In 2023, our subsidiary EVE Holding, responsible for the development of eVTOL announced that the first eVTOL production facility will be located in the Taubaté, state of São Paulo, and is scheduled to begin operations in 2026.

Environmental Matters

We have all environmental material permits required to operate our business in all Embraer sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2023, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, health and safety management systems have been progressively implemented across our manufacturing sites, with around 82% of our employees operating under an ISO 14001 and ISO 45001.

Since 2009, we have carried out our greenhouse gas (“GHG”) emissions inventory in accordance with ISO 14064 Part I. As of 2020, we have increased the coverage of GHG emissions data, and in 2023 our GHG emissions inventory included 18 facilities, representing approximately 98% of coverage.

Work procedures and instructions are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage, and we perform studies of environmental aspects and impacts and we implement actions to eliminate, reduce or control them, including infrastructure works.

We established a corporate procedure for performing environmental diagnoses and detailed investigations for finding the presence of contaminants in soil and water due to past activities. This procedure is applied to the relevant areas where Embraer has production and/or maintenance facilities, as well as to new relevant areas being acquired. The diagnosis results are periodically reported and monitored by the internal Risk Department, the CCRA (Committee for Environmental Risk and Control), our board and shareholders.

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

The REACH regulation aims to improve the protection of human health and the environment through more strict regulation of chemicals. The regulation establishes progressive withdrawal of some of the substances considered of very high concern for human health and the environment. As of December 31, 2023, we have not suffered any penalties in connection with REACH.

To ensure compliance with REACH requirements and the SCIP database, we have developed a system that allows our engineering team to register substances present in raw materials and articles. We have filled up this system with the substances that are present in mixtures or articles that release substances and in 2023 we implemented an automated process to collect the substances declaration from our suppliers, through a hired solution provided by a service provider.

Our commitments to environmental sustainability and compliance with regulations are further reflected in our adherence to the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). This internationally recognized system establishes harmonized criteria for the classification and labeling of substances and compounds with respect to physical, health, and environmental hazards. By complying with the GHS, we ensure that our products are manufactured, handled, and transported in a safe and environmentally responsible manner.

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

Supply Chain Global Crisis

The aviation industry has been facing some challenges with respect to the global supply chain dynamics, which was initiated by the COVID-19 pandemic and continues to impact aviation companies around the world.

In the Commercial Aviation segment, the extensive traffic disruption caused by COVID affected our customers’ operations throughout the world. While global commercial airline traffic volume in December 2023 recovered to 97% of 2019 levels, as showed in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA), we are still below our pre-COVID commercial aircraft delivery rate.

The primary constraint to achieve pre-COVID figures lies in supply chain disruptions which have affected our industry on a larger scale as an effect of the pandemic, and which have impacted our suppliers’ ability to deliver parts and goods to us on a timely manner, therefore affecting our delivery schedule and ability to comply with contracts. For instance, supply chain constrains impacted our deliveries growth in 2023, and despite the sale of 74 aircraft in Commercial Aviation, deliveries in Commercial and Executive segments were below our internal expectations. To continue recovering from the shortage of supply, we are actively discussing ways to ensure the ability to deliver the negotiated volumes with our suppliers.

Additionally, the shortage of pilots in United States is expected to continue affecting the delivery pipeline of our E175 Program at least for the next year. Most industry stakeholders, including us and some of our airline customers, expect a normalization around 2025.

The Executive Aviation segment continued to witness the impacts of a globally disrupted supply chain in 2023, as a result of the pandemic that has affected the aviation industry on a larger scale. Despite the ongoing efforts throughout our industry to mitigate problems in supply, there are still significant challenges to increase production levels and provide availability of parts to fleet maintenance. This scenario has been progressively improving as we continue to closely monitor these risks and control the supply chain, in order to improve future predictability. In 2023, albeit not reaching the expected executive aircraft deliveries, we had an increase of 13% in deliveries compared to the previous year, reaching 115 units.

In the Defense & Security segment, in light of the current geopolitical scenario, there was an increase in the global defense spending which increased our customers base and positively impacted our Defense & Security segment. We are well positioned to provide highly effective solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cybersecurity). In 2023, our C-390 Millennium program took advantage of sales opportunities by signing contracts with South Korea and was selected by Austria and the Czech Republic. In addition, as the global fleet of military tactical transport aircraft reaches its retirement age, we expect the C-390 Millennium to capture a sizable share of the replacement market for these aircraft.

Given our business expansion and the diversification of our fleet, which reaches various customer profiles, we believe the Services & Support segment is well-positioned for profitability over the next several years, especially considering the increasing demand for services as the fleet ages. Revenue from our Services & Support segment constitutes 26.9% of our consolidated revenues, with a 7.4% CAGR over the last 6 years, which indicates its significance and high-growth nature within Embraer.

The reliance on long-term contracts, active maintenance events, parts sales, and training contributes to revenue stability. Factors like the renewal rate of contracts, favorable margin, and stable non-backlog revenue from maintenance and training enhance sustained profitability. Also, OGMA provides multi-brand diversification with MRO and repair services for both Embraer and non-Embraer customers, which further strengthens our competitiveness.

Operational Data

The following tables present a summary of our operational data as of the dates and for the periods indicated.

	Year ended December 31,
Other Data: Aircraft delivered:	2023	2022	2021
To the Commercial Aviation Market	64	57	48
EMBRAER 175	25	35	27
EMBRAER 190	—	3	—
EMBRAER 190-E2	1	1	2
EMBRAER 195-E2	38	18	19
To the Defense & Security Market(1)	3	4	17
C-390	2	1	—
Super Tucano	—	—	14
Modernization Programs	1	2	3
Special Mission	—	1	—
To the Executive Aviation Market	115	102	93
Praetor 500	20	15	14
Praetor 600	21	21	17
Phenom 100	11	7	6
Phenom 300	63	59	56
To the General Aviation Market	65	55	42
Light Propeller Aircraft	65	55	42

Total delivered (in aircraft)	247	218	200

	As of December 31,
Other Data: Aircraft in backlog	2023	2022	2021
In the Commercial Aviation Market	298	291	325
EMBRAER 175	100	90	147
EMBRAER 190	—	—	3
EMBRAER 190 – E2	16	7	5
EMBRAER 195 – E2	82	194	170
In the Defense & Security Market	40	40	43
C-390	22	21	25
Super Tucano	3	3	—
Modernization	—	1	2
Gripen E	15	15	15
Special Mission(1)	—	—	1
In the Executive Aviation Market	308	281	221
Phenom 100/300, Praetor 500/600	308	281	221
Total backlog (in aircraft)	646	612	589

Total backlog (in US$ millions)	18,723.1	17,488.4	17,039.1

(1)	Special Mission category comprises aircraft of our Executive Aviation segment portfolio, which we have sold to customers of our Defense & Security segment.

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

The following table shows data for Brazilian GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and as of the periods indicated.

	December 31,
	2023		2022		2021		2020		2019
Growth in gross domestic product		2.9%		2.9%		4.6%		(4.1)%		1.1%
Inflation (IGP-M)(1)		(3.2)%		5.5%		17.8%		23.1%		7.3%
Inflation (IPCA)(2)		4.6%		5.8%		10.1%		4.5%		4.3%
CDI rate(3)		13.0%		12.4%		4.4%		2.8%		5.9%
SOFR rate(4)		5.3%		4.6%		0.1%		0.1%		1.6%
Depreciation of the real vs. U.S. dollar		(7.2)%		(6.5)%		7.4%		28.9%		4.0%
Period-end exchange rate—US$1.00	R$	4.8413	R$	5.2177	R$	5.5805	R$	5.1967	R$	4.031
Average exchange rate—US$1.00(5)	R$	4,9841	R$	5.1386	R$	5.4071	R$	5.2426	R$	3.944

Sources: Fundação Getúlio Vargas, or FGV, and the Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month SOFR rate (benchmark interest rate for U.S. dollar-denominated loans and derivative instruments) as of the last date of the period.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

For additional information on the impact of macro-economic factors on our financial position, see Note 27 of our 2023 audited consolidated financial statements.

Tax Incentives

Similar to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted incentives, including those related to our export and research and development activities. For the effective tax reconciliation, see Note 23.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Tax Incentives for Companies in Research and Development

Brazilian Law 11,196/05, also known as Lei do Bem, grants tax benefits to entities involved in research and development activities for technological innovation.

To take advantage of the tax benefits, a beneficiary must (i) assess its income tax according to the real profit (lucro real) measurement, (ii) record taxable profits, (iii) be current with all of its fiscal obligations, and (iv) have qualifying investments in research and development.

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

The Brazilian Government and Congress have been discussing several different bills and proposed amendments to the Federal Constitution in the context of a comprehensive Brazilian tax reform, which may include the elimination or unification of certain taxes, the creation of new taxes, the increase of existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and changes relating to interest on net equity. As a result, some of these proposals may significantly change the Brazilian tax system and affect the way we calculate our direct and indirect taxes, and may have an impact on our tax incentives. At this point we cannot assure if, when and how any of these changes will be implemented and which effects it could have in our operations.

Principal Operating Data and Components of Our Statement of Income

Operating Data

Revenue

We generate revenues from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2023, we presented revenues from Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and Other segments.

Of our revenues, 61.8% and 61.4% were generated through commercial and executive aircraft deliveries in 2023 and 2022, respectively. Revenue arising from the sale of commercial and executive aircraft is denominated in U.S. dollars. In 2023 and 2022, total defense and security revenue included 77.5% and 58.7% of revenue denominated predominantly in U.S. dollars, and 22.5% and 41.3% denominated in Brazilian reais, respectively. Our Services & Support segment accounted for 26.9% of our revenue for the year ended December 31, 2023.

In addition, we generate revenue from our Other segments which include single-source supply of structural parts and mechanical and hydraulic systems to other aircraft manufacturers, general aviation propeller aircraft, including crop dusters, which are also referred to as light aircraft, and cybersecurity operations, including research, development and services in the areas of information technology, information security and intelligence, through our subsidiary Tempest.

Our Other segments also include services related to the development and certification of eVTOLs, including the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system for eVTOLs (urban air mobility, or UAM business).

For the sales of our aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are canceled, except in the case of the Defense & Security segment. Payments in advance of delivery are recorded under contract liabilities as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue. We generally receive monetary deposits for each option to purchase an executive or commercial jet. For additional information on our operating revenues, see Note 2.3.16 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

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

Our Services & Support segment backlog increased by US$400 million in 2023, from US$2.6 billion in 2022 to US$3.1 billion in 2023, the highest level ever recorded. The backlog includes renewed contracts of integrated logistical support services and comprehensive airframe maintenance programs, such as the Flight Hour Pool Program for Commercial Aviation and Embraer Executive Care for Executive Aviation. These long-term contracts in the backlog cover mainly pool contracts and other services as spare parts, repair, maintenance, and technical services.

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

Results of Operations

The following table presents statement of profit or loss data by segment for the periods indicated:

	2023	2022	2021
		(Recast) (1)
	(in US$ millions)
Revenue
Commercial Aviation	1,846.8	1,543.9	1,316.4
Executive Aviation	1,408.2	1,244.4	1,130.1
Defense & Security	515.4	412.6	594.4
Services & Support	1,417.6	1,266.7	1,132.2
Others	80.5	72.8	24.1

Total	5,268.5	4,540.4	4,197.2

Cost of sales and services
Commercial Aviation	(1,698.3)	(1,382.3)	(1,263.9)
Executive Aviation	(1,134.8)	(953.2)	(923.4)
Defense & Security	(429.6)	(326.9)	(488.4)

	2023	2022	2021
		(Recast) (1)
	(in US$ millions)
Services & Support	(1,039.0)	(912.5)	(827.6)
Others	(57.2)	(53.3)	(34.3)

Total	(4,358.9)	(3,628.2)	(3,537.6)

Gross profit
Commercial Aviation	148.5	161.6	52.5
Executive Aviation	273.4	291.2	206.7
Defense & Security	85.8	85.7	106.0
Services & Support	378.6	354.2	304.6
Others	23.3	19.5	(10.2)

Total	909.6	912.2	659.6

Operating costs (expenses)
Commercial Aviation	(124.6)	(145.5)	(57.1)
Executive Aviation	(146.6)	(141.5)	(76.9)
Defense & Security	(57.5)	(76.4)	(89.0)
Services & Support	(163.4)	(203.4)	(143.2)
Other	(55.9)	(386.4)	(23.1)
Unallocated operating expenses(2)	(47.1)	(69.5)	(69.0)

Total	(595.1)	(1,022.7)	(458.3)

Operating (loss)/profit before financial result	314.5	(110.5)	201.3

(1)

Cybersecurity operations held by Tempest are no longer part of the Defense & Security segment. From the first quarter of 2023, these operations have been reported as part of Other Segments. Due to this change, the operating segment financial information for the year ended December 31, 2022 have been recast for consistency of presentation.

(2)

Expenses not allocated in the total refers to Unallocated items from operating income (expense) include certain corporate demands not directly related to the operating segments. In 2021 and 2022 these expenses also included expenses incurred as part of the corporate restructuring of the Company.

The following table sets forth statement of profit or loss, and this information as a percentage of our revenue, for the periods indicated:

Consolidated Statements of Profit or Loss	2023		2022		2021
	(in US$ millions, except percentages presented in absolute values)
Revenue	5,268.5	100.0%	4,540.4	100.0%	4,197.2	100.0%
Cost of sales and services	(4,358.9)	82.7%	(3,628.2)	79.9%	3,537.6	84.3%
Gross profit	909.6	17.3%	912.2	20.1%	659.6	15.7%
Operating income (expense)	(595.1)	11.3%	(1,022.7)	22.5%	(458.3)	10.9%
Administrative	(204.9)	3.9%	(184.9)	4.1%	(153.2)	3.7%
Selling	(314.7)	6.0%	(274.4)	6.0%	(226.4)	5.4%
Expected credit (losses) reversal	10.2	0.2%	(17.4)	0.4%	13.0	0.3%
Research	(90.3)	1.7%	(110.0)	2.4%	(43.0)	1.0%
Other expenses, net	(5.6)	0.1%	(444.5)	9.8%	(49.8)	1.2%
Equity in associates	10.2	0.2%	8.5	0.2%	1.1	0.0%
Operating income (loss) before financial result	314.5	6.0%	(110.5)	2.4%	201.3	4.8%
Financial income	128.6	2.4%	121.9	2.7%	74.8	1.8%
Financial expenses	(321.9)	6.1%	(245.4)	5.4%	(274.2)	6.5%
Foreign exchange gain (loss), net	(0.5)	0.0%	28.2	0.6%	25.5	0.6%
Income (loss) before income tax	120.7	2.3%	(205.8)	4.5%	27.4	0.7%
Income taxes	43.6	0.8%	2.3	0.1%	(70.9)	1.7%

Income (loss) for the year	164.3	3.1%	(203.5)	4.5%	(43.5)	1.0%

Attributable to:
Owners of Embraer	164.0	3.1%	(185.4)	4.1%	(44.7)	1.1%
Non-Controlling Interests	0.3	0.0%	(18.1)	0.4%	1.2	0.0%

2023 Compared with 2022

Revenue

Consolidated revenue increased 16.0% in the period, to US$5,268.5 million in 2023, from US$4,540.4 million in 2022.

Revenues from our Commercial Aviation segment increased 19.6%, to US$1,846.8 million in 2023 from US$1,543.9 million in 2022, mainly due to an increase of 12.3% in commercial aircraft deliveries, to 64 aircraft in 2023, from 57 in 2022. The increase in revenues was higher than the increase in the number of deliveries, as larger commercial jets deliveries (E190-E2 and E195-E2) increased to 39 aircraft in 2023, from 19, in 2022. E175 deliveries decreased 28.6%, to 25 aircraft in 2023 from 35 aircraft in 2022, due to supply chain shortage. E2 jets tend to carry higher average selling prices compared to E175.

Revenue from our Executive Aviation segment increased 13.2%, to US$1,408.2 million in 2023 from US$1,244.4 million in 2022, mainly due to a 12.7% increase in executive jet deliveries, to 115 jets in 2023 from 102 jets in 2022. The increase in revenues was higher than the increase in the number of deliveries, as deliveries of executive medium jets (Praetors) increased 13.9%, to 41 aircraft in 2023, from 36 in 2022, while deliveries of executive light jets (Phenoms) increased 12.1%, to 74 aircraft in 2023 from 66 aircraft in 2022. Praetors tend to carry higher average selling prices compared to Phenoms.

A significant part of our revenue from the Defense & Security segment is accounted for under the percentage of completion method, and we continued to execute under existing contracts with the Brazilian government, including the KC-390 Millennium program, SISFRON, deliveries of special mission aircraft, and others. Our Defense & Security segment revenues increased 24.9%, to US$515.4 million in 2023, from US$412.6 million in 2022, mainly due to the higher volume of revenues recorded using the percentage of completion (POC) method of revenue recognition, in the C-390 Millennium Program (which method allows for revenue recognition as certain milestones are achieved and progress is made within the contracts), and also due to new agreements entered into in 2023.

Revenue from our Services & Support segment increased 11.9%, to US$1,417.6 million in 2023, from US$1,266.7 million in 2022, due to the higher demand for parts and components, and maintenance, repair and overhaul, mainly, as a result of the growth of airlines flight activities in the Commercial Aviation and Executive Aviation, in 2023.

Revenue from our Other segments increased 10.6%, to US$80.5 million in 2023 from US$72.8 million in 2022, mainly due to the higher number of Ipanema aircraft delivered in 2023, which increased to 65 in 2023 from 55 in 2022.

Cost of Sales and Services

Cost of sales and services increased 20.1%, to US$4,358.9 million in 2023 from US$3,628.2 million in 2022. This increase in cost of sales and services was higher than the 16.0% increase in consolidated revenues in 2023, as compared to 2022, which resulted in an increase in cost of sales and services as a percentage of revenue to 82.7% in 2023, from 79.9% in 2022. This is due to product and services mix, in 2023 and a one-time tax credit that impacted all of our segments, in 2022.

Cost of sales and services in our Commercial Aviation segment increased 22.9%, to US$1,698.3 million in 2023 from US$1,382.3 million in 2022. This is due to the increase in deliveries and revenues in 2023, as compared to 2022. Cost of sales and services increased more than the 19.6% increase in revenues in 2023, mainly due to higher freight costs of airframes ramp up for the E2 Program and more deliveries of larger commercial jets rather than E175 deliveries (which tends to carry lower operational profitability), in 2023 and due to a one-time tax credit received in 2022 (with no equivalence in 2023). Gross margin in our Commercial Aviation segment (calculated as gross profit from our Commercial Aviation segment divided by revenue from the Commercial Aviation segment) decreased to 8.0% in 2023 from 10.5% in 2022.

Cost of sales and services in our Executive Aviation segment increased 19.1%, to US$1,134.8 million in 2023 from US$953.2 million in 2022, which was higher than the 13.2% increase in revenues for the segment. This was mainly due to the delivery of more medium cabin jet rather than light jets (which tends to carry lower operational profitability) in 2023, and to a one-time tax credit received in 2022 (with no equivalence in 2023). Gross margin in our Executive Aviation segment (calculated as gross profit from our Executive Aviation segment divided by revenue from the Executive Aviation segment) decreased to 19.4% in 2023 from 23.4% in 2022.

Cost of sales and services in our Defense & Security segment increased 31.4%, to US$429.6 million in 2023 from US$326.9 million in 2022. This increase in cost of sales and services was higher than the 24.9% increase in revenue in the same period, mainly due to product mix and baseline adjustments related to the contract advances of the C-390 Millennium, in accordance with the POC method, in 2023, and a one-time tax rebate received in 2022 (with no equivalence in 2023). Gross margin in our Defense & Security segment (calculated as gross profit from our Defense & Security segment divided by revenue from the Defense & Security segment) decreased to 16.6% in 2023 from 20.8% in 2022.

Cost of sales and services in our Services & Support segment increased 13.9%, to US$1,039.0 million in 2023 from US$912.5 million in 2022. This increase in cost of sales and services was higher than the 11.9% increase in revenue in the same period, mainly due to the sale of mix of spare parts with lower margins in 2023 and a one-time tax rebate received in 2022 (with no equivalence in 2023). Gross margin in our Services & Support segment (calculated as gross profit from our Services & Support segment divided by revenue from the Services & Support segment) decreased to 26.7%% in 2023 from 28.0% in 2022.

Cost of sales and services in the Other segments increased 7.3%, to US$57.2 million in 2023 from US$53.3 million in 2022, mainly due to the higher number of Ipanema aircraft delivered in 2023.

Gross Profit

As a result of the aforementioned factors, our gross profit decreased 0.3%, to US$909.6 million in 2023 from US$912.2 million in 2022. Our total gross margin (calculated as gross profit divided by revenue) decreased to 17.3% in 2023 from 20.1% in 2022.

Operating Income (Expenses)

As further discussed below, total operating expenses decreased to US$595.1 million in 2023 from US$1,022.7 million in 2022. Total operating expenses as a percentage of revenues decreased to 11.3% in 2023 as compared to 22.5% in 2022, as further explained in the paragraphs below.

Administrative. Administrative expenses increased 10.8%, to US$204.9 million in 2023 from US$184.9 million in 2022. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. The main drivers of the increase in administrative expenses in 2023 as compared to 2022 were higher legal and personnel expenses.

Selling. Selling expenses increased 14.7%, to US$314.7 million in 2023 from US$274.4 million in 2022, due to the increase of sales operation, such as marketing events, demonstration flight and sales campaign in the Commercial Aviation, Executive Aviation and Defense & Security segments, in 2023.

Expected credit losses (reversal). Expected credit losses (reversal) decreased to a reversal of US$10.2 million in 2023 from a loss of US$17.4 million in 2022. In 2022, we recognized provisions for expected credit losses related to the downgrade of credit risk of one of our customers in the Services & Support segment which were mostly reversed in 2023, due to new negotiations between the parties.

Research. Research expenses decreased 17.9%, to US$90.3 million in 2023 from US$110.0 million in 2022, due to the decrease in research projects.

Other operating expenses, net. Other operating expense decreased to US$5.6 million in 2023 from US$444.5 million in 2022, mainly due to expenses of US$305.4 million related to EVE’s business combination and related developments, such as listing expenses, warrants and transaction costs in 2022, and in 2023, we had lower expenses due to efficiency gains in corporate programs, tax credits, a one-time insurance recovery by OGMA due to a fire incident in July 2022, and the sale of AllowMe by our subsidiary Tempest.

Operating Income (Loss) Before Financial Result

As a result of the aforementioned factors, our consolidated operating income (loss) before financial result increased to an operating income of US$314.5 million in 2023 from an operating loss of US$110.5 million in 2022. Our operating margin (which is calculated as operating income (loss) before financial result divided by revenue) increased to a positive margin of 6.0% in 2023 from a negative margin of 2.4% in 2022.

Financial Result

Financial expenses increased to US$193.3 million in 2023 from US$123.5 million in 2022, primarily due to the fair value measurement of EVE’s warrants, and higher expenses related to our Phantom Shares program, which was affected by the appreciation of price of Embraer’s common shares. For more information on our phantom shares plan, see Item 6. Directors, Senior Management and Employees—B. Compensation—Phantom Shares Plan.”

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net decreased to a loss of US$0.5 million in 2023 from a gain of US$28.2 million in 2022, due to the appreciation of the Euro against the U.S. dollar in 2022, related to the assets and liabilities of subsidiaries which are recorded in Euro, which did not occur in 2023.

Income (Loss) Before Income Tax

As a result of the aforementioned factors, income before income taxes increased to a profit of US$120.7 million in 2023 from a loss of US$205.8 million in 2022.

Income Tax Expense

Income tax expense increased to a benefit of US$43.6 million in 2023, from a benefit of US$2.3 million in 2022, primarily due to changes in the taxation regime of the foreign exchange variation, from a cash basis to an accrual basis, which enabled the realization of certain tax attributes of the Company in the period. The option to change such regime is provided by law and our management can elect between the cash and accrual methods annually.

Income (Loss) for the Year

As a consequence of the aforementioned factors, our income (loss) for the year increased to a profit of US$164.3 million in 2023, from a profit (loss) of US$203.5 million in 2022. As a percentage of revenue, net margin (which is calculated as income (loss) for the year divided by revenue) increased to a positive margin of 3.1% in 2023 from a negative margin of 4.5% in 2022.

2022 Compared with 2021

Except for the line items described below (revenue and cost of sales and services from the Defense & Security segment and Other segments), which were affected by the reallocation of the operations of our subsidiary Tempest from the Defense & Security segment to Other segments, for a description of our results of operation for the year ended December 31, 2022 as compared to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—2022 Compared with 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

Revenue

Revenue from Defense & Security segment decreased 30.6%, to US$412.6 million in 2022, from US$594.4 million in 2021, due to the lower number of Super Tucano deliveries in 2022 and the reclassification of our subsidiary Tempest from Defense & Security to Other segments.

Revenue from our Other segments increased by 202.1%, to US$72.8 million in 2022 from US$24.1 million in 2021, mainly due to the reclassification of our subsidiary Tempest from Defense & Security to Other segments and the higher number of Ipanema Aircraft delivered in 2022, which increased to 55 in 2022 from 42 in 2021.

Cost of Sales and Services

Cost of sales and services in our Defense & Security segment decreased 33.1%, to US$326.9 million in 2022 from US$488.4 million in 2021. This decrease in cost of sales and services was higher than the 30.6% decrease in revenue in the same period, mainly due to the reclassification of our subsidiary Tempest from Defense & Security to Other segments and the ongoing efficiency programs. Gross margin in our Defense & Security segment (calculated as gross profit from our Defense & Security segment divided by revenue from the Defense & Security segment) increased from 17.8% in 2021 to 20.8% in 2022.

Cost of sales and services in the Other segments decreased 55.4% to US$53.3 million in 2022 from US$34.3 million in 2021, mainly due the reclassification of our subsidiary Tempest from Defense & Security to Other segment to and lower costs of hydraulics and electro-mechanical sub-assemblies in 2022 as compared to 2021, despite the increase of costs due to the higher number of Ipanema delivered in 2022.

B. Liquidity and Capital Resources

Overview

Our liquidity needs arise mainly from working capital requirements, research and development, principal and interest payments on our debt, capital expenditures and distributions to shareholders. To meet these needs, we generally rely on funds provided by operations, borrowings under our credit arrangements, cash contributions from risk-sharing partners, advance payments from customers and, to a lesser extent, issuance of debt. For additional information on our working capital requirements and our capital sources, see “Item 4. Information on the Company—B. Business Overview—Suppliers and Components; Risk-Sharing Arrangements” and “Item 4. Information on the Company—B. Business Overview—Commercial Aviation Segment—Production, New Orders and Options” and “—Credit Facilities and Lines of Credit.”

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

As of the date of this annual report, we have experienced certain post-pandemic challenges, such as delays in our supply chain, production operations, the shortage of pilots in the regional airline sector in United States which affect the demand for our products, mainly in Commercial Aviation. We expect that our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns, or financial volatility in our markets.

Cash Flow Analysis

Net Cash Generated in Operating Activities

2023 Compared with 2022

In 2023, net cash generated in operating activities was US$617.0 million, compared to net cash generated in operating activities of US$751.3 million in 2022. Despite the higher net income in 2023, the decrease in the operating cash flow was mainly due to the decrease of financial investments and accounts payable which were partially offset by the increase in contract liabilities (customer advances) as a result of the increase in sales and the increase in customer and commercial financing. Cash used by working capital accounts (accounts receivable, inventories and trade account payables) was US$241.5 million in 2023 compared to cash used by working capital accounts (accounts receivable, inventories and trade account payables) of US$37.8 million in 2022.

2022 Compared with 2021

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Operating Activities and Adjusted Working Capital—2022 Compared with 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

Net Cash Used in Investing Activities

2023 Compared with 2022

Net cash used in investing activities increased to net cash used of US$447.6 million in 2023 from net cash used of US$109.5 million in 2022, mainly as a result of higher investments in property, plant and equipment and intangible assets, which were partially offset by the cash of US$41.2 million generated by the sale of Allow-Me in 2023, compared to US$158.2 million from the sale of our two subsidiaries in Portugal in 2022.

2022 Compared with 2021

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Used in Investing Activities—2022 Compared with 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

Net Cash Used in Financing Activities

2023 Compared with 2022

Net cash used in financing activities decreased to US$348.7 million in 2023 from US$669.2 million in 2022. This difference was mainly due to the liability management transaction conducted by Embraer in 2023, while in 2022 we repurchased outstanding notes without incurring new debt. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-term Facilities—Senior Notes.”

2022 Compared with 2021

For this discussion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Overview—Net Cash Generated (Used) by Financing Activities and Total Debt—2022 Compared with 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

Capital Expenditures

We capitalize our expenditures related to product development projects as non-current intangible assets on our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize the assets in the form of charges to cost of sales and services on our statements of profit or loss, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets on our statement of financial position and depreciate the assets in the form of charges to cost of sales and services on our statements of profit or loss. For additional information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

In our Commercial Aviation, Executive Aviation and Services & Support segment, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in these businesses are capitalized from the date of board approval for the relevant project until the final certification.

We also incur expenditures for our Defense & Security segment under both development and production contracts, as the same investment process of our other segments, however, we have some customers which may fund part of our programs, such as our agreement with the Brazilian government for the development and production of KC-390 Millennium. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is realized on a percentage of completion basis, as contract milestones are achieved.

Most of our development expenditures are associated with the development of new products for the Commercial Aviation, Executive Aviation and Defense & Security segments. For additional information on our development expenditures, see “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, etc.—Research.”

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

As of December 31, 2023, the total capital expenditures in our Commercial Aviation, Executive Aviation and Services & Support segments accounted for US$131.8 million, net of US$1.5 million related to contracted capital expenditures from Defense & Security. The anticipated source of funds to satisfy such investments is related to our cash generated in operating activities.

Credit Facilities and Lines of Credit

Long-term Facilities

Revolving Credit Facility

On October 13, 2022, our subsidiaries EAH and Embraer Netherlands Finance B.V. (“Embraer Netherlands”), entered into a revolving credit facility in the amount of US$650.0 million (the “Revolving

Credit Facility”), maturing on October 13, 2025, with 14 international financial institutions. The facility is guaranteed by Embraer and certain of our subsidiaries, and borrowings under the facility will accrue interest at a rate comprised of Term SOFR plus a margin of 1.50% or 1.85% per annum, depending on our corporate rating at the time of the disbursement. As of the date of this Annual Report, neither EAH nor Embraer Netherlands have incurred any borrowing under the Revolving Credit Facility.

Facilities with Multilateral Development Banks and Agencies

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social), or BNDES. On December 15, 2022, we entered into an export financing agreement with BNDES in the total amount of R$2.2 billion (US$400 million) under the BNDES-Exim program. On September 12, 2023, we entered into an export financing agreement with BNDES in the total amount of R$987.3 million (US$200 million).

In January 2023, we entered into a credit facility with Citibank in the aggregate principal amount of US$200 million to finance purchases of supplies made by us in the United States. Disbursements under this credit facility will be made according to proof of purchases of inputs from suppliers. This credit facility is guaranteed by Export-Import Bank, the official US export credit agency. As of December 31, 2023, we have disbursed the amount of US$24.6 million under this credit facility.

In August 2020, we entered into a working capital guarantee agreement with the Export-Import Bank in an aggregate principal amount of US$97.2 million, which amount was disbursed in August 2020. This working capital and export financing has strengthened our cash position and guaranteed funding for our entire operational process, from production to product shipment for the export market. In December 2023, we decided to renew this agreement for an additional three-year period.

In June 2022, we entered into a credit facility with JP Morgan in the aggregate principal amount of US$100 million, guaranteed by UK Export Financing (UKEF). As of December 31, 2023, we had disbursed US$78.3 million under this credit facility, which had an outstanding principal amount of US$63.9 million as of December 31, 2023.

Senior Notes

In June 2015, Embraer Netherlands Finance issued 5.05% US$1.0 billion guaranteed notes due 2025, or the 2025 notes.

In February 2017, Embraer Netherlands Finance issued 5.40% US$750.0 million guaranteed notes due 2027, or the 2027 notes.

In September 2020, Embraer Netherlands Finance issued 6.95% US$750.0 million guaranteed notes due 2028, or the 2028 notes.

In January 2022, as a result of the partial spin-off of our wholly-owned subsidiary Yaborã Indústria Aeronáutica S.A., or Yaborã, whereby Yaborã transferred substantially all of its assets to Embraer, we amended the indentures governing the senior unsecured notes due 2022, 2023, 2025, 2027 and 2028 in order to (i) have Embraer substitute Yaborã as the issuer of the notes due 2022 and (ii) have Embraer substitute Yaborã as guarantor of the notes due 2023, 2025, 2027 and 2028. As a result, Yaborã was released from its obligations as issuer or guarantor, as applicable, of the notes. As this transaction was considered a common control transaction, there was no impacts on Embraer’s consolidated assets, liabilities and shareholders’ equity.

In March 2022, pursuant to a tender offer, we repurchased and cancelled US$59.2 million and US$228.6 million in aggregate principal amount of outstanding 5.150% senior unsecured notes due 2022 issued by Embraer S.A. and 5.696% senior unsecured notes due 2023 issued by Embraer Overseas Limited and guaranteed by Embraer S.A., respectively.

In July 2023, Embraer Netherlands Finance consummated a cash tender offer for any and all outstanding 2025 notes. The principal amount tendered was US$536.2 million.

In July 2023, Embraer Netherlands Finance issued 7.00% US$750.0 million guaranteed notes due 2030, or the 2030 notes.

Concurrently with the offering of the 2030 notes, in August 2023, Embraer Netherlands Finance completed a cash tender offer for up to US$442.7 million aggregate principal amount of the outstanding 2025 notes, 2027 notes and 2028 notes.

In September 2023, Embraer Netherlands Finance repurchased all the outstanding amount of 2025 notes, in a total amount of US$369.6 million.

In December 2023, we repurchased and cancelled US$2.0 million in principal amount of outstanding 2027 notes. As of December 31, 2023, US$522.0 million, US$479.3 million and US$750.0 million was outstanding on the 2027 notes, the 2028 notes, and the 2030 notes, respectively. We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2027, 2028 and 2030, through cash purchases, tender offers and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material, and notes repurchased may be canceled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Other Facilities

We have various other long-term loans and credit agreements with aggregate outstanding borrowings of US$407.4 million as of December 31, 2023. For additional information on these financing arrangements, see Note 19 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Of our total indebtedness, US$647.9 million (mainly related to our financing with BNDES), are secured by security interests in real estate, machinery and equipment and bank guarantees, in the aggregate amount of US$799.8 million as of December 31, 2023.

We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with the business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see Note 19 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

Subsequent Events

In March 2024, in accordance with our cash management strategy, we decided to fully prepay a loan in the principal amount of US$100 million maturing in 2027 and bearing interest at SOFR 6 months + 2.6% per annum, and a loan in the principal amount of US$160 million maturing in 2028 and bearing interest at SOFR 12 months + 1.8% per annum.

Other than the events described in this annual report, no subsequent events have occurred after December 31, 2023. See Note 37 to our 2023 audited consolidated financial statements.

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

The majority of our research and development activities is concentrated in Brazil, but also maintain internal initiatives and partnerships in several locations around the world.

We incur research expenses related to the creation of new technologies that may be applied to our aircraft. These expenses are not associated with any particular aircraft and include the implementation of quality assurance initiatives, improvements to the productivity of production lines and studies to determine the latest developments in technology and quality standards. Under IFRS, research costs are expensed as incurred in the research line item of our statement of profit or loss in the financial statements.

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2023, Embraer had approximately 533 trademarks registered or in the process of registration, and our subsidiary EVE had 54 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

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

Considering our utility and design patent portfolios, as of December 31, 2023, Embraer had filed 849 patent applications and had been granted 719 patents, and EVE had filed 30 patent applications and had been granted 19 patents.

Innovation

We intend to keep investing in technologic innovative solutions and searching for opportunities to transform our business, products, services, and markets aiming for a more sustainable future. Through innovations and new technologies, we aim to gain efficiency, flexibility, and agility to obtain competitive advantages.

Innovations that resulted in products and services launched in the last five years accounted for 34% of our revenues in 2023. We believe innovation is key to the competitiveness and continuous growth of our business. For this reason, we have created a vice-presidency dedicated to Corporate Strategy, Digital and Innovation, that reports directly to our chief executive officer.

We have also implemented the Innovation Verticals, focused on research, technology and innovation to accelerate business results, and which main purpose is to organize and prioritize innovation efforts and investments, activating the best power of a common, co-created corporate vision about business models, niches, technologies, future products, services and processes. The Innovation Verticals integrate our innovation efforts across all business segments, affiliates and EmbraerX, a market accelerator committed to the development of innovative solutions. Our current Innovation Verticals are: (i) Zero Emission, (ii) Autonomous Flight, (iii) Artificial Intelligence and Data Science, (iv) Industry 4.0, (v) Airframe Competitiveness, (vi) Passenger Experience and (vii) Cybersecurity.

Embraer-X positioned itself as a market incubator and accelerator committed to the development of solutions that can positively impact the global society, such as supporting the energy transition in the aviation industry and benefiting other sectors. It works as a connection between Embraer and the global innovation ecosystems, continuously seeking to identify and develop meaningful partnerships that can leverage the overall company strategy and build a contribution to a sustainable future.

Embraer-X strengthened relations with The Netherlands, opening, in 2022, an office at the Aerospace Innovation Hub@ TUD, from the Delft University of Technology (TU Delft). The strategic position of Embraer-X at the Aerospace Innovation Hub@TUD serves as a basis to continuously connect to the institution’s business ecosystem, such as our long-lasting partnership with the Royal NLR and also with the Dutch Government led Sustainable Aviation Initiative. It has also enabled Embraer-X to establish a connection with the broader European ecosystem, forming links with countries such as Austria, Switzerland, Finland, among others. In June 2023, Embraer-X announced, during the Paris Air Show, a collaboration agreement with the multinational GKN Aerospace for the development of hydrogen propulsion technologies for the aviation industry. This partnership may result in the development of a flight demonstrator. The new partnership agreement is part of our commitment to achieve the goal of zero carbon emissions by 2040.

In 2023, Embraer-X reactivated its connection with the Silicon Valley and the Boston metropolitan area, aiming to expand its partnerships with cutting-edge technology companies, venture investors, and academic and research institutions in the main innovation ecosystems of North America and the world. Beacon, the second business accelerated by Embraer-X after EVE Air Mobility, has transitioned to Services

& Support segment connecting with digital transformation efforts and Embraer’s digital solutions portfolio in a strategic spin-in transaction (incorporating Beacon in our Services & Support segment instead of incorporating it in our corporate structure as a separate entity). Beacon brought synergy and integration with our current business, connecting operators, maintenance services and mechanics in a more agile and collaborative way, aiming to increase the number of partners and users on the platform.

Moreover, our subsidiary Eve Holding achieved important milestones in 2023, such as the (i) launch of the first prototype and conduction of testing on the RIGs platform with parts and assembly underway; (ii) start of the joint definition phase; (iii) definition of the industrialization facility and the beginning of its implementation, and (iv) application for the ANAC certificate, consolidating the plan to accelerate the Urban Air Mobility market through the first spin-off company that was created from Embraer-X.

In addition to agreements and partnerships, Embraer-X also makes active use of venture capital. Connected to Embraer Ventures, our corporate venture capital vehicle, and seeks to identify and create synergies with technology-based startups of high economic and social impact. Currently, Embraer Ventures implements its strategy through five venture capital funds: (i) the Brazil Aerospace Fund (FIP-AERO), (ii) Catapult Ventures I, and (iii) Catapult Ventures II, which are based in the Silicon Valley, (iii) Catapult Opportunities, which is a side fund of Catapult I, (iv) and MSW Multicorporate II. The technology topics covered by the investments are our current innovation verticals among others. Besides being a shareholder in FIPs, Embraer Ventures also invests directly in minority stakes in companies. In 2022, Embraer Ventures also invested in Xmobots, the largest drone manufacturing company in Latin America.

On January 27, 2023, Embraer announced an initial investment of US$3.8 million in MSW MultiCorp 2, a fund managed by MSW Capital, a Venture Capital manager, with the objective of attracting and boosting innovative Brazilian startups that have synergy with the company’s innovation strategy. We now hold 40% of the shares of MSW Multicorp 2 and since 2023, the fund has already invested in five startups, such as Speedbird, a small drone company focused on last mile deliveries and Tidewise, that develops, manufactures and operates autonomous vessels.

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

Some research and technology projects are developed in cooperation with reference universities and research centers in Brazil and abroad, including Instituto Tecnológico da Aeronáutica (ITA), Universidade Federal de Santa Catarina (UFSC), Universidade de São Paulo-Escola de Engenharia de São Carlos (USP-EESC), Universidade Estadual de Campinas (UNICAMP), Universidade Federal de São Paulo (UNIFESP), Universidade do Estado de São Paulo (UNESP), Universidade Federal de Itajubá (UNIFEI), Universidade Federal de Viçosa (UFV), Universidade Federal de Uberlândia (UFU), Universidade Federal de Santa Maria (UFSM), Universidade Federal de Pernambuco (UFPE), FEI, Serviço Nacional da Aprendizagem Industrial (SENAI), Centro de Pesquisa em Energia e Materiais (CNPEM, Centro de Referência em Tecnologias Inovadoras (CERTI), Fundação CPQD, Instituto de Pesquisa Tecnológica (IPT), Instituto de Estudos Avançados (IEAv), Instituto Tecgraf de Desenvolvimento de Software Técnico-Científico da PUC-Rio (TECGRAF), Instituto Nacional de Tecnologia (INT), Bristol University (Great Britain), IST—Instituto Superior de Eng. do Porto (Portugal), Tu Delft (The Netherlands), DLR (Germany), IVS—Intelligent Vision Systems (United States), Rosemount (United States), Goodrich/Collins Aerospace (United States), GMV (POR), FCT—Fundação p/Ciência e a Tecnologia (Portugal), University of Stuttgart (Germany), University of Linköping (Sweden), University of Hanyang (South Korea), Cranfield University (United Kingdom), City University London (United Kingdom), RollsRoyce (United Kingdom), Politecnico de Torino (Italia), Politecnico de Torino (Italy), Deep Blue SRL (Italy), Wideroe (Norway), SAAB (Sweden), MDH (Sweden), FACC (Australia).

The development of innovative and possibly disruptive technologies is vital for the future of the aeronautical industry. In this context, Embraer and ITA, celebrating their long-term partnership, with the support of FLYMOV, an Engineering Research Center (EPC) designed to study and develop pre-competitive solutions to transform the future of air mobility. To raise the level of technological readiness, through basic and applied research on emerging technologies, significantly reduces uncertainties and associated risks to generate innovations for production processes, new products and new services. FLYMOV mobilizes more than 130 people, including researchers, Embraer’s employees and scholarship holders for scientific initiation, masters, doctorate and post-doctorate degrees, in an ambitious initiative aimed at establishing a new benchmark for the competitiveness of the national industry and for the training of professionals who will transform the air mobility innovation ecosystem. Our research lines are:

•	zero emission;

•	aero-propulsive integration for electric aircraft, or APIE;

•	machine control for electric propulsion, or MCEP;

•	autonomous systems;

•	decision methods for autonomous systems, or DMAS;

•	advanced design and manufacturing;

•	advanced design for metallic additive manufacturing, or ADAM; and

•	Intelligent Aircraft Final Assembly, or IAFA.

In June 2023, we, our subsidiary Embraer Aircraft Holding, Inc., and Nidec Motor Corporation, one of the world’s leading comprehensive electric motor manufacturers, comprised by approximately 340 group companies all over the world, entered into the Framework Agreement. The Framework Agreement establishes the terms and conditions for the formation of a new company named Nidec Aerospace, LLC, for the joint development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles, and for fixed-wing aircraft. The transaction was consummated on October 5, 2023.

We also have the Innova Program, which aims to strengthen the innovation culture within Embraer. The Innova Program includes the Green Light, Innova Challenge and Innovation Day. The Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time availability, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. In 2023, 25 innovative projects were under development. The Innova Challenge is an internal crowdsourcing mechanism that stimulates ideas to solve issues globally from different departments of the company, and any employee in the world may participate in this process. Moreover, cultural events like the Innovation Day in 2023 had the participation of more than 8,000 employees.

In May 2023, in partnership with Saab, we began the production line of the Gripen E in Brazil, at our Gavião Peixoto unit. This was an important milestone in the technology transfer program and of our commitment to work together with Saab on new business opportunities. Our plant will be responsible for producing 15 Gripen E fighters, and the units assembled in Brazil will be delivered from 2025.

With respect to our digital transformation, our current strategy is to accelerate the development of solutions to our clients and strengthen efficiency in corporate and business areas of the company. In addition, we aim to increase operational efficiency in processes through digital solutions. Digital inventory management system and new data-based services to aircraft operators are some of our projects. In order to accelerate digital transformation by increasing human capital aligned to our strategy, we launched two new entry programs: (i) Software Specialization Program (in partnership with the Federal University of Pernambuco), from which we hired 31 of the 32 professionals that concluded the program, and the (ii) Social Tech Program. In 2023, the Social Tech Program focused exclusively on women, and had more than 17 thousand registrations. In total, we offered 50 scholarships aiming to promote opportunities and inclusion in the professional field. The program teaches students how to work with data analysis and includes classes about the python programming language, artificial intelligence and automation, business intelligence, excel and spreadsheets.

D. Trend Information

General Information

Our total firm order backlog as of December 31, 2023 was US$18.7 billion, of which US$8.8 billion was from the Commercial Aviation segment, US$4.3 billion was from the Executive Aviation segment, US$2.5 billion was from the Defense & Security segment and US$3.1 billion was from the Services & Support segment. Our total firm order backlog as of December 31, 2022, was US$17.5 billion, of which US$8.6 billion was from the Commercial Aviation segment, US$3.9 billion was from the Executive Aviation segment, US$2.4 billion was from the Defense & Security segment and US$2.6 billion was from the Services & Support segment. Our total firm order backlog as of December 31, 2021 was US$17.0 billion, of which US$9.0 billion was from the Commercial Aviation segment, US$2.9 billion was from the Executive Aviation segment, US$2.7 billion was from the Defense & Security segment and US$2.4 billion was from the Services & Support segment. Economic uncertainty will continue to play a role in investment attitude and philosophy of the private and public sectors. Business jet prospective buyers around the globe are reviewing their cash flows and capital expenditures in order to preserve capital, which is affecting market growth fundamentals and perspectives. Furthermore, the COVID-19 pandemic negatively affected the supply of pilots in the United States, many of which decided to change careers or retire as a result of the pandemic, and also resulted on the global shortage of components, affecting our supply chain cycles.

In the Commercial Aviation segment, the extensive traffic disruption caused by COVID 19, affected our customers’ operations throughout the world. While global commercial airline traffic volume in December 2023 recovered to 97% of 2019 levels, as showed in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA), we are still below our pre-COVID commercial aircraft delivery rate, as of our customers have rescheduled aircraft deliveries for 2024 and beyond.

For the E175 market, as the regional aircraft market in the United States is reestablishing itself after a period of shortage of pilots’ availability, we expect to receive additional orders for this aircraft type from 2024 onwards. The confirmation of this trend should reinforce the relevance of segment as the backbone of the United States network.

For the E190-E2 and the E195-E2, demand comes mostly from turboprop markets growth, narrowbody complementation and E1 model replacement, the latter having a particular importance, since the customer footprint in the segment is our most relevant asset going forward. As the E2 was launched early in the E1 lifetime due to competitive reasons, the relevant E1 replacement wave should happen in the next few years and finalize by the end of this decade.

In 2023, the executive aviation market continued to show growth, sustaining the positive trend of the previous two years, with a strengthened demand for private flying. However, we expect that the growth rate will stabilize, due to the softening of economic uncertainty, complications in the supply chain and certification processes, as well as the acceleration of production, are balancing the industry’s sentiment, pointing it to overcome the obstacles aroused from the COVID-19 pandemic, whose vast effects were also responsible for the market blooming.

In this scenario, our executive jets are sustaining strong growth in both sales and deliveries. We seized advantage from the favorable industry momentum, which resulted in an above market performance.

With respect to our Defense & Security segment, we expect an increase in global defense spending in light of the current geopolitical scenario. In this scenario, with our comprehensive product portfolio and worldwide presence, we are well positioned to provide highly effective solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cybersecurity). In 2023, our C-390 Millennium program took advantage of sales opportunities by signing contracts with South Korea and was selected by Austria, the Czech Republic and the Netherlands. As the global fleet of military tactical transport aircraft reaches its retirement age, we expect the C-390 Millennium to capture a sizable share of the replacement market for these aircraft.

In relation to Services & Support segment, we are confident that integrating an in-service fleet perspective with the existing business excellence initiatives will position our Services & Support segment to achieve higher return rates. This approach includes a thorough examination of the external business environment in all dimensions, identifying potential risks to operations. Overall, the combination of fleet growth, diversified customer base, and strategic initiatives positions the Services & Support segment for continued profitability.

On March 18, 2024, we released our projections for 2024, including a deliveries range of 72 to 80 aircraft in the Commercial Aviation segment and a range of 125 to 135 aircraft in the Executive Aviation segment, compared to actual deliveries of 64 aircraft in the Commercial Aviation segment and 115 aircraft in Executive Aviation segment, in 2023.

Commercial Aviation Segment

The following table summarizes our order book for our Commercial Aviation segment as of December 31, 2023:

Commercial Aviation	Firm Orders	Deliveries	Firm Order Backlog
EMB 120 Brasília	352	352	—
ERJ 135	108	108	—
ERJ 140	74	74	—
ERJ 145	708	708	—
EMBRAER 170	191	191	—
EMBRAER 175	853	753	100
EMBRAER 190	568	568	—
EMBRAER 195	172	172	—
EMBRAER 190 – E2	35	19	16
EMBRAER 195 – E2	271	89	182

The following tables set forth our Commercial Aviation order book as of December 31, 2023 by aircraft type, customer and country.

EMBRAER 170:

Customer	Firm Orders	Delivered	Firm Order Backlog

Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (United States)	9	9	—
JAL (Japan)	18	18	—
NAC / Jetscape (United States)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—

Customer	Firm Orders	Delivered	Firm Order Backlog

Republic Airlines (United States)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Equator)	2	2	—
US Airways (United States)	28	28	—
Virgin Australia (Australia)	6	6	—

Total	191	191	—

EMBRAER 175:

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Air Peace (Nigeria)	5	—	5
Alitalia (Italy)	2	2	—
American Airlines (USA)	114	102	12
Belavia (Belarus)	1	1	—
CIT (USA)	4	4	—
ECC Leasing (Ireland)*	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	50	41	9
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (USA)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Overland Airways (Nigeria)	3	1	2
Republic Airlines (USA)	187	140	47
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	228	207	21
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
Undisclosed	4	—	4
Total	741	643	100

(1)	Aircraft delivered by ECC Leasing to Air Caraibes.

EMBRAER 190:

Customer	Firm Orders	Delivered	Firm Order Backlog
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (United States)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—

Customer	Firm Orders	Delivered	Firm Order Backlog

BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	3	—
CIT (United States)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (United States)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (United States)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (United States)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (United States)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (United States)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Total	568	568	—

EMBRAER 195:

Customer	Firm Orders	Delivered	Firm Order Backlog
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (United States)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (United States)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Total	172	172	—

EMBRAER 190 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog

Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (United States)	2	—	2
Azorra (USA)	13	—	13
Helvetic (Switzerland)	8	8	—
Widerøe (Norway)	3	3	—
Placar Linhas Aéreas (Brazil)	1	1	—
Undisclosed	1	1	—

Total	35	19	16

EMBRAER 195 – E2:

Customer	Firm Orders	Delivered	Firm Order Backlog

Aercap (Ireland)	45	17	28
Air Peace (Nigeria)	13	5	8
Aircastle (United States)	23	14	9
Azorra (USA)	22	4	18
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	16	9	7
Helvetic (Switzerland)	4	4	—
ICBC (China)	10	7	3
Luxair (Luxembourg)	4	—	4
Salam Air (Oman)	6	—	6
Porter (Canada)	75	29	46
Royal Jordania (Jordan)	2	—	2
Total	271	89	182

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

E. Critical Accounting Estimates

For this information, see Note 3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

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

Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three appointed seats as follows: (i) one effective and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two effective and two alternate members to be appointed by our employees (one board member and his alternate to be appointed by the Employee Investment Club of the Company – CIEMB – Clube de Investimentos dos Empregados da Embraer and one board member and his or her alternate to be appointed by the non-shareholder employees of the Company). The remaining eight effective directors are elected in accordance with the slate voting, or cumulative voting, rules according to our bylaws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—10. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	79	Chairman	2011
Raul Calfat	71	Vice-President	2017(1)
Claudia Sender Ramirez	49	Member	2021
Dan Ioschpe	59	Member	2020
Kevin Gregory McAllister	60	Member	2021
Mauro Gentile Rodrigues da Cunha	52	Member	2023
Márcio Fernando Elias Rosa	61	Member	2023
Todd Messer Freeman	64	Member	2021
Pedro Luís Farcic	60	Member	2023
Alexandre Magalhães Filho	71	Member	2015
Edmilson Saes	62	Member	2023(2)

(1)	Appointed as the vice-president of our board of directors on May 18, 2020
(2)	Appointed as a member of the board of directors also from 2019 to 2021.

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

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas (FGV). Mr. Calfat (i) was the CEO of Votorantim S.A. until December 2013, and the Chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019; (ii) has been the chairman of the board of directors of Aché Laboratórios Farmacêuticos since September 2018; (iii) has been an independent board member of Dexco S.A. from 2015 to 2023; (iv) has been an independent member of the board of directors of

China Three Gorges Brasil since January 2021; (v) has been an independent board member of Fleury S.A. from 2021 to 2023; (v) has been an independent board member of Itaúsa since 2023. He is also a senior advisor at RGE Pte Ltd (Singapore), Macquarie Serviços Agricolas Participações Ltda and at Bracell SP Cellulose Ltda and (vi) has been a member of the board of Sírio-Libanês Hospital from August 2015 up to April 2020. Mr. Calfat is an independent member of our board of directors, and also acts as the coordinator of our Strategy and Innovation Committee and as a member of our audit, risks and ethics committee.

Claudia Sender Ramirez. Mrs. Ramirez has a bachelor’s degree in chemical engineering from Escola Politécnica da Universidade de São Paulo, obtained in 1998 and an MBA degree from Harvard Business School, earned in 2002. She was recognized by the World Economic Forum as a Young Global Leader in 2014. Mrs. Ramirez is a member of the board of directors of companies listed in Brazil and Europe, such as Gerdau in Brazil, Telefonica in Spain and Holcim in Switzerland. In addition, Mrs. Ramirez is a member of the board of trustees of several NGOs, such as Ensina Brasil, Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva. Before serving as a board member, Mrs. Ramirez was President and CEO of LATAM Airlines Brasil and Chief Customer Officer of Latam globally. She started her career at TAM in December 2011. She worked for 7 years with consumer goods at Whirpool in Brazil, mainly in the areas of marketing and product development. Prior to joining Whirlpool, she was a consultant at Bain&Company for 7 years, working in several industries and countries. Mrs. Ramirez was elected as an effective member of the board of directors of Embraer S.A. Mrs. Ramirez is an independent member of our board of directors and a member of the People and ESG Committee and the Audit, Risk and Ethics Committee.

Dan Ioschpe. Mr. Ioschpe holds a bachelor’s degree in journalism from Universidade Federal do Rio Grande do Sul (UFRS), class of 1986, with a specialization in marketing from Escola Superior de Propaganda em Marketing (ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Since May 2020, Mr. Ioschpe is an independent member of our board of directors, and also a member of our People and ESG Committee and coordinator of our Audit Risk and Ethic Committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of Cosan S.A., WEG S.A. and Marcopolo S.A., chair of B20 Brasil, Vice President of IEDI, and a member of the board of Sindipeças and SESI/SP and Vice President of FIESP.

Kevin Gregory McAllister. Mr. McAllister has a bachelor’s degree from University of Pittsburgh, Metallurgical and Materials Engineering, 1987. Mr. McAllister has been an independent member of the board of directors of Embraer S.A. since September 2021. Mr. McAllister brings more than 30 years of experience in the aerospace industry through his tenures with Howmet Corporation, GE Aviation, and the Boeing Company. He has 27 years of engine experience at GE, complemented by close to three years of experience at Boeing, serving as the President and CEO of Boeing Commercial Airplanes. He is a certified Six Sigma Master Black Belt, with deep understanding of operational efficiency and excellence. Mr. McAllister’s current experience as a senior operating partner at the private equity firm AE Industrial Partners, as well as his Board role at Belcan (owned by AE Industrial), has provided him with a much broader industry exposure, particularly as it relates to new markets and technologies, such as satellites, space and eVTOL. Mr. McAllister is the current Emeritus Chair of the Board of Directors of ORBIS International, a non-profit global organization dedicated to preserving and restoring sight worldwide. Also, he has served in various positions in other companies or third sector organizations, he was a member of the Board of Director of the Washington Roundtable and Challenge Seattle, organization that brings senior executives together for positive change in policies that support a vibrant Washington state economy and served as President of the Wings Club Board of Governors, the premier global society of aviation professionals and a leading forum for aviation issues since 1942. Mr. McAllister is a member of Embraer’s Strategy and Innovation Committee.

Mauro Gentile Rodrigues da Cunha. Mr. Cunha holds a degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Chicago. He is an independent Director with more than 27 years of experience in capital markets and corporate governance. He served from 2012 to 2019 as President of AMEC – Association of Capital Market Investors. In this position, he led the association that represents about 60 institutional investors, with approximately USD 150 billion invested in the Brazilian variable income market, with the purpose of developing the capital market and defending the rights of minority shareholders. Before that, he worked for 18 years in several asset managers, including Opus, Mauá, Bradesco Templeton, Investidor Profissional, Banco Pactual and Morgan Stanley Asset Management, among others. He was also a member of the Board of Directors (2002 to 2009) and Chairman of the Board of Directors (2007-2009) of IBGC – Instituto Brasileiro de Governança Corporativa, one of the largest corporate governance institutions in the world. Mr. Rodrigues da Cunha was also Chairman of the Board of Directors of IBGC – Instituto Brasileiro de Governança Corporativa for two years, and a member of the institution for 7 years. In that period, the IBGC became a national reference in corporate governance, and one of the largest institutes dedicated to the subject in the world. Since 1999, he has participated in the Boards of Directors and Fiscal Councils of Brazilian companies, always as an independent member. In 2013 he became the first independent member effectively elected by minority shareholders at Petrobras. Between 2019 and 2020 he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also worked on the board of companies such as Vale, brMalls, Totvs, Eletrobras, Usiminas, CESP, Mahle Metal Leve, among others. Today, he is a member of our board of directors, our Audit, Risk and Ethics Committee, of AES Brasil, Hypera Pharma and Klabin. Mr. Rodrigues da Cunha is a consultant and professor of corporate governance, in addition to holding the designations NACD.DC, CFA (since 1997), CCA+/CC+ (IBGC), and CNPI (Apimec).

Márcio Fernando Elias Rosa. Mr. Rosa holds a degree in Law from the Instituição Toledo de Ensino de Bauru-SP, a Master’s and PhD in State Law from the Pontifícia Universidade Católica of São Paulo, practiced teaching (administrative law and collective protection) and was a member of the Public Prosecutor’s Office of São Paulo between 1986 and 2018. He was Secretary of Justice and Citizenship in the Government of the state of São Paulo (2016-2018) and president of the Fundação Casa. In the Public Prosecutor’s Office of the state of São Paulo, he was named the Attorney General of the State for two terms. At the Prosecutor’s Office of the state of São Paulo he was also a prosecutor of Justice of Diffuse and Collective Rights and promoter of justice and citizenship. Finally, he is executive secretary of the Ministry of Development, Industry, Trade and Services (MDIC). He also acts as legal consultant to companies with operations in Brazil and abroad in the area of environmental law and civil liability. He acted as an expert before the English, German and Dutch courts in a civil liability action. He also advised publicly traded companies on compliance procedures. Mr. Rosa has been a member of our board of directors since April 2023 and also serves as a member of Strategy and Innovation Committee.

Todd Messer Freeman. Mr. Freeman holds an MBA in Finance & Strategic Planning from The Wharton School of the University of Pennsylvania in 1987, and an M.A. in International Studies from the University of Pennsylvania. He was also a Fellow at the Lauder Institute of Management and International Studies while at the University of Pennsylvania. He received his bachelor’s degree in Accounting & Finance from Lehigh University in 1982. Mr. Freeman brings over 30 years of global experience in the aviation industry. He built experience at JP Morgan, Airbus and GE Aircraft Engines but most of his career was focused on the global aircraft leasing sector. He held various commercial leadership positions at GECAS including 12 years leading GECAS’ regional aircraft business. He has a deep understanding of the regional aircraft market and the competitive landscape. From 2019 to 2021, Mr. Freeman served as a Special Advisor to the Chairman of Nordic Aviation Capital, the largest regional aircraft lessor at the time. Mr. Freeman holds and has held several positions in other companies, charities, or aviation industry organizations, as follows: Board Chair of Airlink, an aviation-focused humanitarian organization; Member of the Board of Mubadala Infrastructure Partners; Board Chair of the ISTAT Foundation; Member of the Board of the Regional Airline Association (US); Member of the Board of the European Regions Airline Association; Member of the Board of GRA, Inc (airline/airport advisory). He is also an active, FAA-certificated flight instructor and an AngelFlight volunteer pilot. Mr. Freeman has been an independent member of the Board of Directors of Embraer S.A. since September 2021, and serves as a member of Strategy and Innovation Committee.

Pedro Luís Farcic. Since April 2021, Mr. Farcic is Commander of the Air Force Readiness Command (Air Force operational). In the military area, he served in several positions, including Commander of the General Support Command, chief of staff of the commander of the air force from January 2019 to April 2021 and chief of the 7th sub-chief of the air force staff in 2018. Mr. Farcic has completed several academic courses, such as: flight officer training course at the Air Force Academy; officers improvement course at the Air Force Improvement School; command and staff course at the Air Force Command and Staff

School; aerospace policy and strategy course at the Air Force Command and Staff School; budget and financial management course at the National School of Public Administration; and post-graduation in planning and business management at the Catholic University of Brasília. Mr. Farcic has received several awards, including the merit medal of the joint chiefs of staff of the Armed Forces, the Order of Merit of Defense Medal – Grand Officer Degree, the Order of Aeronautical Merit Medal – Grand Officer Degree, the Order of Military Judicial Merit Medal – High Distinction Degree, the Order of Rio Branco Medal – Grand Cross Degree, the National Defense Medal of France, and the Santos-Dumont Merit Medal. Mr. Farcic was appointed in 2023 by the Brazilian Air Force Command as a member of our board of directors.

Alexandre Magalhães Filho. Mr. Magalhães Filho holds a degree in accounting sciences from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, class of 1975, with a specialization in budget analysis. He has been an employee of Embraer since 1986, holding the following positions: (i) budget supervisor, from 1986 to 2008; (ii) assistant controllership officer; (iii) pricing and economic planning manager, from 2008 to 2010; and (iv) costs manager. Mr. Magalhães Filho is a member of our board and also acts as a financial process manager in charge of cost, accounting and tax procedures, including products and services costing, accounting for 29 companies, controllership and IFRS accounting consolidation for 50 companies in the Embraer group, and tax operations. Mr. Magalhães Filho was a member of the fiscal council of (i) Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012 and reelected for two terms from 2015 to 2018 and from 2018 to 2021; and (iii) Cooperativa dos Empregados da Embraer (Cooperemb), from 2009 to 2011, and was also elected to their board of directors from 2015 to 2017. He was a member of the fiscal council of Instituto Embraer de Educação e Pesquisas. Mr. Magalhães Filho was an alternate director for the representative of the Embraer Employees Investment Club (CIEMB) on our board of directors from 2013 to 2015, was elected as an effective director for three consecutive terms, from 2015 to 2023 as appointed by Embraer’s employees.

Edmilson Saes. Mr. Saes holds a bachelor’s degree in civil engineering from the Universidade do Vale do Paraíba, and a postgraduate degree in strategic business management from the National Institute of Graduate Studies (INPG) in 2000, a course in aircraft design from the University of Kansas in 2001, and a board member course from the Brazilian Institute of Corporate Governance in 2019. He is a product development engineer at Embraer. He has been an employee of the company since March 1982, with extensive experience in the area of product development engineering and program management. Member appointed by the company’s non-shareholder employees to our board of directors from April 2019 to April 2021 and 2023 to 2025. Since 2016 Mr. Saes is responsible for our engineering experimentation laboratory. He worked in the area of product development projects until 1999, and as a program management engineer from 2000 to 2015, focusing on technical management and team management for product development. In 2007 he was responsible for the registration of the Phenom 100 Program in the FINEP award for technological innovation, which led us to be awarded in the category of innovative product, which was our first award on this category and led us to conquest many other awards.

Committees

Three committees were formed to assist the board of directors in its duties and responsibilities:

•	Strategy and Innovation Committee. See “—C. Board Practices—Strategy and Innovation Committee” below.

•	Audit, Risk and Ethics Committee. See “—C. Board Practices—Audit, Risks and Ethics Committee” below.

•	People and ESG Committee. See “—C. Board Practices—People and ESG Committee” below.

•	Fiscal Council. See “—C. Board Practices—Fiscal Council” below.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	65	President and Chief Executive Officer	2019
Antonio Carlos Garcia	58	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Luis Carlos Marinho da Silva	52	Executive Vice President, Operations	2023
Roberto de Deus Chaves	49	Executive Vice President, Global Purchasing	2023

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

Antonio Carlos Garcia. Mr. Garcia. Mr. Garcia holds a degree in accounting from Faculdades Integradas Campos Salles, class of 1989 and an MBA degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC – São Paulo), class of 1999. Furthermore, Mr. Garcia holds an MBA at Duke University from Siemens Management Program in 2001. He also participated in ThyssenKrupp Executive Program at Harvard Business School in 2011. Mr. Garcia was elected as Embraer Executive Vice President, Financial and Investor Relations on January 1, 2020. Since July 2020 he is also responsible for Procurement. Mr. Garcia worked at ThyssenKrupp where he served as global CFO of the forged technologies business segment in Germany. Previously, he worked for six years at the ZF Group in Brazil and over eighteen years at the Siemens Group, where he worked in several business segments. In 2023 Mr. Garcia concluded the CFO Leadership Program at Harvard Business School.

Luis Carlos Marinho da Silva. Mr. Marinho has been our operations vice president from July 29, 2020 to May 2023 and Executive Vice President, Operations since May 5, 2023, being responsible to define and implement all the operational organization performance improvements. He has large experience in implementation lean philosophy in aeronautical industry with focus on increase the productivity, simplify process and establish a culture of excellence at production, logistics, strategic and planning bringing value to the customer. Starting his career at Embraer in 1999, Mr. Marinho became managing director of ELEB Equipamentos Ltda in 2014. Prior to that he served as manufacturing engineering manager at GPX unit and as a manager in logistics in subcontractors and supervisor in logistics from 2004 until 2008. He also was responsible for the maintenance and the quality in avionic engineering for 8 years at VASP. Mr. Marinho holds bachelor degrees in electrical engineering and a master degree in business administration and course in finance and accounting for nonfinancial executives at Stanford University.

Roberto de Deus Chaves. Mr. Chaves is the Executive Vice President of Global Procurement being responsible for the long-term strategic relationship with suppliers and partners, further strengthening collaboration and performance. He joined us in 2001 and has held multiple senior management positions in the Supply Chain area, including an international experience in our former JV in Harbin-China. He was the Head of Procurement in the latest aircraft development such as the Phenom, Praetor and E2 Programs. More recently Mr. Chaves was leading our Shared Services Organization, the Commercial Aviation Carve-Out Program Office and in the past two years he implemented a new Procurement organization structure. He is also Board Member at Embraer Prev and EZAir Interior Limited. Mr. Chaves holds a bachelor’s degree in mechanical engineering as well as marketing specialization and MBA degree in business administration.

B. Compensation

Overview

Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

For the fiscal year ended December 31, 2023, the aggregate compensation that we paid to members of the board of directors, the audit, risks and ethics committee, and the executive officers for services in all capacities was US$9.0 million, of which US$2.8 million to members of the board of directors and US$6.1 million to the executive officers. In the same period, we paid US$0.2 million to members of the fiscal council.

For the fiscal year ended December 31, 2023, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.6 million, which is included in the US$2.8 million compensation mentioned above.

In addition, in 2023, we contributed US$0.1 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2023, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business. In the year ended December 31, 2023, the maximum, average and minimum yearly compensation paid to an individual member of our board of directors was US$0.5 million, US$0.2 million and US$0.2 million, respectively.

In the year ended December 31, 2023, the maximum, average and minimum yearly compensation paid to an individual member of our board of executive officers was US$3.0 million, US$1.5 million and US$1.2 million, respectively.

In the year ended December 31, 2023, the maximum, average and minimum yearly compensation paid to an individual member of our fiscal council was US$47.7 thousand, US$41.5 thousand and US$39.4 thousand, respectively.

Phantom Shares Plan

In February 2014, we adopted a long-term incentive plan aligned with our remuneration policy. This plan is based on the granting of virtual shares to officers and management and its objective is the attraction and retention of highly qualified staff to ensure continuity of management and alignment of interests of officers and key personnel of the Company with that of shareholders. The amounts distributed are defined with reference to the market, under the conditions described in the plan. In general, participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to a performance indicator target. We pay the amount of the long-term incentive converting the virtual shares into reais by the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date, in general after the third year of the grant date.

The objectives of our long-term incentive plan are the attraction and retention of highly qualified personnel and to allow those who can contribute to our performance the opportunity to participate in our profits. Incentives under the plan are intended to promote continuity among our management and alignment of the interests between our executives and shareholders.

The table below sets forth information about the grants under the Phantom Shares Plan with outstanding virtual shares as of December 31, 2023

Year Granted	Total Benefit Granted	Amount of Virtual Shares Granted	Fair Value of Shares on December 31, 2023(1)	Outstanding Virtual Shares as of December 31, 2023(2)
	(in R$ millions)		(in R$ millions)
March 12, 2019	26.0	1,349,153	3.7	159,471
March 24, 2020	27.7	1,633,741	6.9	293,810
March 18, 2021	24.6	2,181,442	43.4	1,851,098
March 11, 2022	40.4	2,292,434	29.5	1,258,779
September 05, 2022	187.1	13,621,919	47.8	4,537,104
November 18, 2022	78.7	4,494,033	19.4	1,717,621
March 9, 2023	56.7	3,471,772	22.0	936,998
September 13, 2023	33.3	1,802,095	3.5	147,647

(1)	Refers to the estimated fair value of total virtual shares granted in each grant date.
(2)	Refers to outstanding virtual shares as of December 31, 2023 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.

In 2023, we entered into certain equity swap agreements with Banco Santander S.A., scheduled to settle within a maximum period of 18 months, and covering up to 19,556,109 shares, pursuant to CVM Resolution No. 77/2022. The equity swap agreements will allow us to receive the variation related to the price of our common shares traded on the B3 (plus any distributions on such shares) and pay an amount equivalent to the CDI plus a fixed rate during the term of the agreements. For further information on the equity swap agreements, see Note 8 to our 2023 audited consolidated financial statements.

For additional information on our Phantom Shares plan, see Note 26 to our 2023 audited consolidated financial statements.

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

For the 2023, 2022 and 2021 fiscal years, we distributed US$33.4 million, US$19.2 million and US$10.7 million to our employees under our profit-sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and the participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2023, 2022 and 2021 were US$17.3 million, US$9.7 million and US$12.0 million, respectively. For additional information on our post-retirement benefits, see Note 25.2 to our 2023 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil was US$46.1 million as of December 31, 2023, US$34.2 million as of December 31, 2022 and US$36.5 million as of December 31, 2021. The increase observed in 2023 is related to the remeasurement of the plan based on actuarial assumptions.

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

Audit, Risks and Ethics Committee

Our Audit, Risk and Ethics Committee has no executive power and must have at least three and up to five members, of which (i) the majority of its members must be independent members of the board of directors, (ii) at least one must be an external member, pursuant to our bylaws, and (iii) at least one must have acknowledged experience in corporate accounting matters. A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters. The primary purpose of the Audit Risks and Ethics Committee is to assist the board of directors. The Audit Risks and Ethics Committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent registered accounting firm and monitoring the quality and integrity of internal controls and financial statements. Our Audit, Risk and Ethics Committee is currently composed of three independent members of our board of directors and two external members.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
Dan Ioschpe	59	Coordinator and Effective member	2023
Claudia Sender Ramirez	49	Effective member	2021
Mauro Gentile Rodrigues da Cunha	52	Effective member	2023
João Cox Neto	60	External member	2023(1)
Vanessa Claro Lopes	48	External member	2019(2)

(1)	Mr. João Cox Neto 2013was elected in May 2023 as an external member of the Audit, Risks and Ethics Committee, after resigning as an effective member of our board of directors.
(2)	Ms. Vanessa Claro Lopes was elected on July 16, 2019 as an external member of the Audit, Risks and Ethics Committee.

Dan Ioschpe. See “—A. Board of Directors.”

Claudia Sender Ramirez. See “—A. Board of Directors.”

Mauro Gentile Rodrigues Da Cunha. See “—A. Board of Directors.”

João Cox Neto. Mr. Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox has extensive board experience in both public and private companies. Currently he serves as Chairman of the board of directors of Vivara S.A. (largest Latin America jewelry company). Some of his previous board positions include, but are not limited to: Independent board member of Petrobras S.A.; Vice-Chairman of Braskem S.A.’s board of directors;

Chairman of the Board of TIM Participações S.A; Vice-Chairman of Claro S.A.’s board of directors; Vice-chairman of the board of directors of Cellcom; Independent board member of Linx S.A.; CRSFN— National Financial System Resources Council; ABRASCA (Brazilian Association of Publicly-Held Companies) and; IBRI (Brazilian Institute of Investors’ Relations).

Vanessa Claro Lopes. Ms. Lopes holds a bachelor’s degree in accounting sciences from Universidade Federal Fluminense, or UFF, a bachelor’s degree in system analysis from FATEC/BS, and a master’s degree in management systems from UFF, with specialization in corporate management from EAESP FGV and computer networks from Universidade São Judas. Ms. Lopes is an external and independent member of our Audit, Risks and Ethics Committee. She has 29 years of professional experience and currently serves as independent member in the boards of directors of Afya Limited and Lojas Americanas S.A.; coordinator of the audit committee of Tegma Logística S.A and Lojas Americanas S.A.; member of the audit committees of Afya Limited A and member of the fiscal councils of Cosan S.A., Comgás S.A. and Cosan Logística S.A. Mrs. Lopes served as independent member in the board of directors and audit committee of Light SA, and she served as chairman of the fiscal council of Via Varejo S.A. and member of the fiscal councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A. and Estácio Participações S.A. She has significant experience in publicly-held companies, listed in Brazil and in the United States.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our People and ESG Committee:

Name	Age	Position	Year First Elected
Claudia Sender Ramirez	49	Coordinator and effective member	2021
Dan Ioschpe	59	Effective member	2023
Raul Calfat	71	Effective member	2023
Cibele Castro	58	External member	2023(1)

(1)	Ms. Cibele Castro was elected on July 1st, 2023 as an external member of the People and ESG Committee.

Claudia Sender Ramirez. See “—A. Board of Directors.”

Dan Ioschpe. See “—A. Board of Directors.”

Raul Calfat. See “—A. Board of Directors.”

Cibele Castro. Mrs. Castro holds a degree in Psychology from the Catholic University of Santos, with a postgraduate degree in Neuroscience and Behavior from the Pontifical Catholic University of Rio Grande do Sul (PUC/RS). She studied Corporate Governance: Maximize your effectiveness in the Boardroom, at The Wharton School of the University of Pennsylvania, in 2023. Mrs. Castro is certified in Innovation by the Global Innovation Management Institute and certified as Board Member by Experience

(CCA+) by the IBGC, in 2017. Mrs. Castro has been an independent director of the Board of Directors of IRB Brasil RE since 2023 and serves as a member of the People, Compensation and Nomination Committee. Mrs. Castro is the coordinator of the People, Compensation, Succession and Eligibility Committee at Banco da Amazonia, since 2022. Mrs. Castro is an External Member of the People, Compensation, Governance and Sustainability Committee (ASG) of Wiz Soluções Financeiras, since 2022. She has been board director since 2008 in the Energy and Telecom sectors. She has 20 years of experience as C-level in family-owned companies and publicly traded multinational companies, in charge of People, IT, Supply Chain, Logistics, Innovation, R&D, Environment, Safety, Security and Infrastructure, with local, regional, and global responsibilities. Mrs. Castro is an external member of the People and ESG Committee at Embraer S.A.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Strategy and Innovation Committee:

Name	Age	Position	Year First Elected
Raul Calfat	71	Coordinator	2017
Kevin Gregory. McAllister	60	Effective member	2021
Márcio Fernando Elias Rosa	61	Effective member	2023
Todd Messer Freeman	65	Effective member	2021

Raul Calfat. See “—A. Board of Directors.”

Kevin Gregory. McAllister. See “—A. Board of Directors.”

Márcio Fernando Elias Rosa. See “—A. Board of Directors.”

Todd Messer Freeman. See “—A. Board of Directors.”

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

Our fiscal council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our fiscal council and respective alternates, elected at our annual shareholders’ meeting held on April 28, 2023.

The following table sets forth the name and year of election of each of the members of our fiscal council as of the date of this annual report.

Name	Age	Position	Year First Elected
Mario Ernesto Vampré Humberg(1)	60	Effective member	2020
Magali Rogéria de Moura Leite(2)	52	Effective member	2023
Carla Alessandra Trematore	48	Effective member	2022(3)
Otavio Ladeira de Medeiros	56	Effective member	2022
Reginaldo Ferreira Alexandre	65	Effective member	2023
Adjarbas Guerra Neto	47	Alternate	2023
Adriano Pereira de Paula	60	Alternate	2023
Guillermo Oscar Braunbeck	51	Alternate	2023
Stania Lopes Moraes	55	Alternate	2023
Doris Beatriz França	69	Alternate	2023

(1)	President of the fiscal council.
(2)	Vice-President of the fiscal council.
(3)	Ms. Trematore was elected as alternate member in 2022 and effective member in 2023.

D. Employees

The table below sets forth the number of our employees by category at the dates indicated and includes the employees of our wholly owned subsidiaries. The total consolidated employees refer to employees at of our subsidiaries and joint ventures, including, Atech, Eve, Embraer CAE Training Services, OGMA, Tempest and Visiona:

	As of December 31,
	2023	2022	2021
Production Process	10,112	8,671	7,882
Research and Development	3,858	3,717	3,563
Customer Support	3,216	3,010	2,847
Administrative—Production Support	274	250	253
Administrative—Corporate	1,537	1,485	1,522
Total (including only wholly owned subsidiaries of Embraer S.A)	18,997	17,133	16,067

Total Consolidated Employees	21,892	19,993	18,766

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

E. Share Ownership

As of December 31, 2023, our board members owned 205 of our common shares and our executive officers did not own any of our common shares. As of the same date, members of our fiscal council owned one of our common shares and none of our directors individually owns more than 1.0% of the outstanding common shares.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

The table below sets forth information related to the number of shares held by our significant shareholders, as of December 31, 2023, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	112,071,399	15.14
BNDES Participações S.A.—BNDESPAR(3)	39,762,489	5.37
BlackRock, Inc(4).	37,322,140	5.04
União Federal/Brazilian government(5)	1	0.00
Shares in company treasury	5,832,238	0.79
Others	545,476,777	73.66

Total	740,465,044	100.00

(1)	The number of shares includes our ADS.
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

There have been no significant changes in percentage ownership by any major shareholder in the past three years. On December 31, 2023, we had approximately 82,623 holders of common shares, including common shares in the form of ADSs. On December 31, 2023, an aggregate of 77,795,257 ADSs were held by 145 record holders, including DTC in the United States.

B. Related Party Transactions

The Brazilian Government

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.” As of December 31, 2023, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related party transactions.”

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

For additional information on the role of the Brazilian government in our business activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increase in government-sponsored financing that benefits our competitors, may decrease the cost competitiveness of our aircraft” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer—Any decrease in Brazilian government-sponsored customer financing or increases in government sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For additional information regarding our related party transactions, see Note 13.1 to our 2023 audited consolidated financial statements.

A Major Customer (Brazilian Government)

We are the largest supplier of defense products to the Brazilian government, according to Brazilian government sources, mainly through the Brazilian Air Force, which has been a significant customer of Embraer since its inception. For the year ended December 31, 2023, the Brazilian government, mainly through the Brazilian Air Force, accounted for US$122.6 million of the revenue from sales of our Defense & Security segment. In addition, as of December 31, 2023, we had US$317.0 million in total assets and US$84.6 million in total liabilities in connection with the Brazilian Armed Forces. For a description of our transactions with the Brazilian government, see “Item 4. Information on the Company—B. Business Overview—Defense & Security Segment.” For additional information on our relationship with our key customers, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Embraer— We depend on key customers.”

Financing Source

BNDES

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements.”

We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2023, had a total amount of US$627.7 million. The consummation of the financing is subject to customary conditions precedent. For additional information on the amounts, maturity dates and interest rates of these agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

A Service Provider (Banco do Brasil)

As of December 31, 2023, we maintained cash and cash equivalents and financial investments of US$282.7 million with Banco do Brasil and several of its affiliates. Banco do Brasil has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.

As of December 31, 2023, US$36.5 million of our cash and cash equivalents and financial investments were indexed to the variation of the CDI rate.

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

Labor Lawsuits

We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see Note 24 to our 2023 audited consolidated financial statements.

Tax Matters

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payment or recover past payments. For a further discussion of our tax lawsuits, see Notes 23 and 24 to our 2023 audited consolidated financial statements.

Interest on the total amount of unpaid taxes and payroll charges accrues monthly based on the SELIC rate, which is the key lending rate of the Brazilian Central Bank, and, accordingly, we make an accrual to the interest income (expenses), net line item on our statements of profit or loss.

Other Proceedings

In addition, we are involved in other legal proceedings, all of which are in the ordinary course of business.

Our management does not believe that any of our proceedings, if adversely determined, would materially or adversely affect our business, financial condition or results of operations.

As of December 31, 2023, there was a US$58.4 million provision recorded as a liability (taxes, labor and civil related) on our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these provisions and contingent liabilities, see Note 24 to our 2023 audited consolidated financial statements.

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

•	any amounts allocated from the net income after taxes to the legal reserve, and

•	any amounts allocated from the net income after taxes to a contingency reserve for anticipated losses or the reversion of the reserve constituted in previous fiscal years.

We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$204.4 million, which was equal to 13% of our capital stock as of December 31, 2023.

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

Revenue reserves are established in accordance with Brazilian corporate law and our bylaws. These reserves are calculated and recorded based on earnings determined as if Brazilian reais were the presentation currency. Dividend distributions are also determined in accordance with Brazilian laws and regulations and are determined as if Brazilian reais were the presentation currency. As of December 31, 2023, taking into account the presentation currency in Brazilian reais, as determined by such laws and regulations, we had accumulated losses attributable to owners of the Company in the amount in reais equivalent to US$ 329.1 million, and US$455.5 million in 2022, and due to those recorded losses, we did not distribute nor pay dividends in the fiscal year ended December 31, 2023 and 2022. For further information, see note 28.4 to our 2023 audited consolidated financial statements.

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

We have not made any payments in 2023, 2022 and 2021.

No dividends nor interest on shareholders’ equity were approved for 2023, 2022 and 2021. In 2023, 2022 and 2021, we did not distribute interest on shareholders’ equity and interim dividends. In 2018, we distributed US$11.9 million in interest on shareholders’ equity and interim dividends approved by Statutory Board of Directors in connection with shareholders’ equity reserves. In 2017, we distributed US$47.3 million in interest on shareholders’ equity in connection with profits generated in the year ended December 31, 2017. For additional information on mandatory distribution of dividends, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Mandatory Distribution.”

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

Brazilian Corporate Law and our bylaws require us to establish revenue reserves, which must be calculated and recorded based on financial statements in Brazilian reais, which is our presentation currency, instead of financial statements in U.S. dollar, which is our functional currency. Additionally, dividend distributions must align with financial statements in Brazilian reais. As of December 31, 2023, the accumulated losses attributable to controlling shareholders of the Company was R$1,593.0 million, compared to R$2,376.6 million as of December 31, 2022.

We also have a government grants reserve, which was formed under article 195-A of Law No. 6,404 of December 15, 1976, as amended. This reserve includes the appropriation of the portion of accumulated profits resulting from government incentives received by us, which cannot be distributed to shareholders in the form of dividends. The government grants reserve is recognized in our income statement under the same expense item to which the grant refers, and is not included in the calculation basis for mandatory dividends.

Our legal reserve corresponds to an annual allocation of 5% of our net income for the year and cannot exceed 20% of the share capital or 30% in the sum of this reserve and capital reserves pursuant to the Brazilian Corporate Law and our bylaws.

Our reserve for investments and working capital has the purpose of: (i) ensuring resources for investments in permanent assets without prejudice to profit retention under the terms of article 196 of Law No. 6,404 of December 15, 1976; (ii) reinforcing our working capital plans; (iii) being used in the context of redemption, reimbursement or acquisition of shares in the Company’s capital stock and (iv) being distributed to the Company’s shareholders.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2023. For further information, see Note 37 to our 2023 audited consolidated financial statements.

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

The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2023, the B3 had an aggregate market capitalization of approximately R$4.8 trillion, equivalent to US$1.0 trillion. In comparison, the NYSE had a market capitalization of approximately US$25.6 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2023, we accounted for approximately 0.3% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.

Novo Mercado Corporate Governance Practices

The B3 has three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado, aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3, by prompting these companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

Description of Capital Stock

General

As of December 31, 2023, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 5,832,238 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian government. Our bylaws authorize the board of directors to increase the capital stock up to 1,000,000,000 common shares, irrespective of any amendment to our bylaws and of shareholder approval. As of April 4, 2024, we had 734,632,806 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	5	5	5.0		10.0	1.00
Brazilian B	5	5	5.0		10.0	1.00
Brazilian C	5	5	5.0		10.0	1.00
Brazilian D	5	5	5.0		10.0	1.00
Brazilian E	5	5	5.0		10.0	1.00
Brazilian F	5	5	5.0		10.0	1.00
Total Brazilians	30	30	30.0		60.0	1.00
Non-Brazilians A	30	5	2.2	(2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8	(2)	35.6	0.44

Total	100	75	50.0		100.0	1.51

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

Shareholder	% hares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	30	5	5.0	12	0.17
Brazilian B	25	5	5.0	12	0.20
Brazilian C	5	5	5.0	12	1.00

Shareholder	% hares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction		% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian D	5	5	5.0		12	1.00
Brazilian E	5	5	5.0		12	1.00
Total Brazilians	70	25	25.0		60	1.00
Non-Brazilians(1)	30	30	16.7	(2)	40	0.56

Total	100	55	41.7		100	1.56

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

Form and Transfer

As our shares are in registered book-entry form, the transfer of shares is governed by the rules of Article 35 of the Brazilian Corporate Law. This Article provides that a transfer of shares is affected by an entry made by Banco Itaú S.A., also known as the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itaú S.A. also performs all the services of safe-keeping and transfer of shares and related services for us.

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

Board of Directors

According to the Brazilian Corporate Law, our officers and directors are prohibited from voting on or acting in matters in which their interests conflict with ours.

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

Election of Board of Directors

The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees (one board member and his or her alternate will be appointed by the Employee Investment Club of the Company (CIEMB – Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our bylaws. A candidate may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.

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

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the sale or disposition of assets located in Brazil by a Non-Brazilian Holder, regardless of whether the sale or the disposition is made to another non-Brazilian resident or to a Brazilian resident, is subject to taxation in Brazil. Accordingly, on the disposition of the common shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. Regarding the ADSs, although the matter is not free from doubt, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs should not be taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833, 2003. However, we cannot ensure about how Brazilian tax authorities and courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs. Thus, the gain on a disposition of ADSs by a Non-Brazilian Holder may be subject to income tax in Brazil according to the rules described below for ADSs or those applicable to the disposition of common shares, when applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs can vary depending on the domicile of the Non-Brazilian Holder, the form by which the Non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

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

The Brazilian Corporate Law establishes that interest attributed to shareholders’ equity in respect of the common shares paid to shareholders who are Non-Brazilian holders, including Non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, (or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below). The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot ensure that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

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

The concept of PTR, encompasses structures that: (i) are not liable to tax on income or tax it at a maximum rate lower than 20%; (ii) grant tax benefits to non-residents (1) with no requirement to carry out substantial economic activity within the territory or (2) on the condition that they do not carry out substantial economic activity within the territory; (iii) do not tax income from outside its territory, or taxes it at less than 20%; or (iv) do not disclose certain information on the ownership and beneficial ownership of assets or on transactions within its territory, or imposes restrictions on disclosure of that information

On November 28, 2014, the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions and of PTR to those that tax the income below the rate of 17% (the previous concept adopted a 20% maximum rate for that purpose).

We believe that the best interpretation of the current tax legislation leads to the conclusion that the above-mentioned PTR concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules. Currently, the understanding of the Brazilian tax authorities is in the sense that payment of interest to beneficiaries resident in PTRs is not subject to the same treatment applicable to beneficiaries in Tax Favorable Jurisdictions (Answer to Advance Tax Ruling Request COSIT n. 575, of December 20, 2017). Nevertheless, we cannot ensure that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a PTR provided by Law No. 9,430, of December 27, 1996, altered by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments of interest on shareholders’ equity. Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and Rule 488.

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

Brazilian Tax Reform. In addition to the potential effects already mentioned above about the taxation of dividends and revocation of the interest on shareholder’s equity, the Brazilian Government and Congress have been discussing several different bills and proposed amendments to the Federal Constitution in the context of a comprehensive Brazilian tax reform, which may include the elimination or unification of certain taxes, the creation of new taxes, the increase of existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and changes relating to interest on net equity. As a result, some of these proposals may significantly change the Brazilian tax system and affect the way we calculate our direct and indirect taxes. At this point we cannot assure if, when and how any of these changes will be implemented and which effects it could have in our operations.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares for U.S. federal income tax purposes that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (1) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that Embraer is not a controlled foreign corporation or a passive foreign investment company, or PFIC, in either case, for U.S. federal income tax purposes.

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

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity) paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend, to the extent paid out of current or accumulated earnings and profits of Embraer as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received or accrued by the U.S. Holder. To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain. Embraer does not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and unless and until such calculations are made, U.S. Holders should assume that a distribution is paid out of earnings and profits and will be treated as a dividend for U.S. federal income tax purposes.

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

Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. Recently issued IRS Notices (2023-80 indefinitely extended Notice 2023-55) provides that a taxpayer can either elect to credit its qualifying foreign income taxes as of 2023, subject to the foreign tax credit limitation rules, or deduct foreign income taxes in a given year. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

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

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2023 taxable year. However, Embraer cannot ensure that it was not a PFIC with respect to its 2023 taxable year or that it is not or will not become a PFIC in 2024 or future years. See “—Passive Foreign Investment Company Rules.”

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

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, even if the Brazilian tax is otherwise a creditable tax, U.S. Holders who do not have sufficient foreign source income still might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. Regulations impose additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax”, which may be unclear or difficult to determine). However, a recent IRS notice provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. U.S. Holders are urged to consult their own independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

Deposits and withdrawals of Embraer common shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally, assets that generate or are held to generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions. If the non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, it will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s gross assets and receiving its proportionate share of the other corporation’s gross income. However, if the non-U.S. corporation owns less than 25% (by value) of the stock of another corporation, that stock generally will be treated as a passive asset.

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

As stated above, although no assurances can be given, based on Embraer’s operations, projections and business plans and the other items discussed above, Embraer does not believe that it was a PFIC for 2023 or in prior years. Although Embraer is not aware that it will be a PFIC in 2024 or future years, this will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer is not a PFIC or will not become a PFIC for 2024 or a future year.

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

U.S. Tax Reform – Tax Cuts and Jobs Act of 2017 (TCJA) and U.S. Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the economic fallout of the COVID-19 pandemic. The CARES Act includes several provisions that affect Embraer. The act provided for an employee retention credit to assist with employers keeping employees on payroll even if they cannot physically report to work under the COVID-19 restrictions. The Act also included a five-year net operating loss carryback provision which enables companies to benefit from certain losses and re-measure certain deferred tax assets and liabilities at the former federal tax rate of 35%. In addition, the CARES Act provided a delay in making required payroll tax deposits, as well as extension and first quarter estimated tax payments. The purpose of this delay was to assist companies with cash flow issues. The provisions of the CARES Act did not have a significant impact on Embraer for the years ended December 31, 2023 and 2022.

The TCJA amended Section 174 of the Code, requiring expenses which are categorized as research and experimental (R&E) to be capitalized for tax purposes. The new measure became effective as of January 1, 2022. Capitalized assets are then amortized over five years (or 15 years for expenditure attributable to foreign research). The impact of this change in 2023 was capitalization of US$87.1 million of expenses and amortization deduction of US$20 million. This legislation is currently under further consideration, and the IRS and Treasury still plan to issue proposed regulations providing additional guidance, and relief. One of the provisions of the TCJA was the phase out of the bonus depreciation from 100% in 2022 to 80% in 2023, and a decrease of 20% each year over the next few years until it eventually is fully phased out.

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

Corporate Alternative Minimum Tax (CAMT)

The Inflation Reduction Act of 2022 created the CAMT. This imposes a 15% minimum tax on the adjusted financial statement income of large corporations for taxable years beginning in 2023. Based on its latest financial information, Embraer believes that it should not be affected by the CAMT with respect to its 2023 taxable year. Although Embraer is not aware that it will be affected by the CAMT with respect to 2023 or future years, this will depend on the relevant financial information at the time of determination. Accordingly, there can be no assurance that Embraer will not be affected by the CAMT for 2024 or a future year.

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

A. Interest Rate Risk

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

Our short- and long-term debt obligations totaled US$2.9 billion as of December 31, 2023 and were denominated in U.S. dollars, Brazilian reais and Euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$2.8 billion), US$2.5 billion was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$0.3 billion, which corresponds to 13% of our debt denominated in U.S. dollars, was indexed to SOFR or SIFMA.

Of our US$17.5 million Brazilian real-denominated debt as of December 31, 2023, US$4.3 million bears interest at a variable rate based on the CDI, and US$13.2 million bears interest at a fixed rate. Of our US$35.7 million euro-denominated debt as of December 31, 2023, US$5.1 million bears interest at a variable rate based on EURIBOR, and US$30.6 million bears interest at a fixed rate.

The table below provides information about our short-term debt obligations as of December 31, 2023, which are sensitive to changes in interest rates and foreign currency exchange rates.

	Weighted Average Interest Rate 2023(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	6.2%	60.8	92.2
U.S. dollars (Floating indexed)	7.0%	31.5	47.4
Euros (Fixed rate)	5.2%	30.7	30.0
Euros (Floating indexed)	5.0%	3.9	4.0
Reais (Fixed rate)	4.6%	0.1	0.6
Reais (Floating indexed)	15.3%	0.1	0.6

Total short-term debt		127.1	174.2

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2023.

The table below provides information about our long-term debt obligations as of December 31, 2023, which are sensitive to changes in interest rates and foreign currency exchange rates:

	Weighted Average Interest Rate 2023(1)	Total Amount Outstanding	2026	2027	2028	2029	2030 and thereafter	Total Fair value

	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	6.2%	2,403.5	3.8	30.0	922.5	687.8	759.4	2,291.0
U.S. dollars (Floating indexed)	7.0%	337.2	22.0	11.2	111.2	171.2	21.6	340.9
Euros (Floating indexed)	5.0%	1.3	1.1	0.2	0	0	0	1.2
Reais (Fixes rate)	4.6%	13.1	0	1.2	1.5	1.5	9.0	10.4
Reais (Floating indexed)	15.3%	4.1	0	4.1	0	0	0	3.8

Total long-term debt		2,759.3	26.9	46.7	1,035.2	860.5	790.0	2,647.3

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2023.

B. Foreign Exchange Rate Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, deferred income taxes, dividends and certain other assets and liabilities and are primarily denominated in Brazilian reais. The effects on these assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result in foreign exchange gains (losses) recognized as interest income (expense), net. The translation gains and losses arising from the remeasurement of our financial statements to U.S. dollars are recognized on our statement of profit or loss in the financial statements as foreign exchange gain (loss), net.

Our cash flow exposure comes as a result of the fact that 6.5% of our revenues and 16.7% of our total costs are denominated in reais, including payroll expenses in Brazil. Having more real denominated costs than revenues generates the exposure. To mitigate such risk and to manage the volatility of cash flows in foreign currency, we enter into derivative instruments in the ordinary course of our business. For additional information, see Note 2.3.5 and Note 8 to our 2023 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2023, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2024	2025	2026	2027	There- after	Tota lFair Value

	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	132.7	132.7	—	—	—	—	132.7
In Euro	12.7	12.7	—	—	—	—	12.7
In other currencies	9.6	9.6	—	—	—	—	9.6
Trade accounts receivable
In Reais	26.7	26.7	—	—	—	—	26.7
In Euro	19.2	19.2	—	—	—	—	19.2
In other currencies	4.0	4.0	—	—	—	—	4.0
Other assets
In Reais	283.1	176.6	106.5	—	—	—	283.1
In Euro	31.9	24.7	7.2	—	—	—	31.9
In other currencies	2.2	2.2	—	—	—	—	2.2

Total assets in Reais	442.5	336	106.5	—	—	—	442.5

Total assets in Euro	63.8	56.6	7.2	—	—	—	63.8

Total assets in other currencies	15.8	15.8	—	—	—	—	15.8

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2024	2025	2026	2027	There- after	Tota lFair Value

	(in US$ millions)
LIABILITIES
Loans
In Reais	17.7	0.2	—	5.3	1.5	10.7	15.3
In Euro	35.9	34.6	1.1	0.2	—	—	35.2
Accounts payable to suppliers
In Reais	93.7	93.7	—	—	—	—	93.7
In Euro	42.0	42.0	—	—	—	—	42.0
In other currencies	6.1	6.1	—	—	—	—	6.1
Customer advances
In Reais	887.3	591.4	295.9	—	—	—	887.3
In Euro	46.7	46.7	—	—	—	—	46.7
In other currencies	1.0	1.0	—	—	—	—	1.0
Other accounts payable & accrued liabilities
In Reais	465.4	275.3	190.1	—	—	—	465.4
In Euro	41.3	39.3	2.0	—	—	—	41.3
In other currencies	5.4	4.9	0.5	—	—	—	5.4
Taxes and payroll charges payable
In Reais	58.4	34.9	23.5	—	—	—	58.4
In Euro	4.7	4.7	—	—	—	—	4.7
Accrued taxes on income
In Reais	3.9	3.9	—	—	—	—	3.9
In Euro	26.4	26.4	—	—	—	—	26.4
In other currencies	4.5	4.5	—	—	—	—	4.5
Contingencies
In Reais	55.5	7.3	11.5	11.5	11.5	13.7	55.5
In Euro	2.8	1.1	0.4	0.4	0.4	0.5	2.8

Total liabilities in Reais	1581.9	1006.7	521.0	16.8	13.0	24.4	1579.5

Total liabilities in Euro	199.8	194.8	3.5	0.6	0.4	0.5	199.1

Total liabilities in other currencies	17	16.5	0.5	—	—	—	17.0

Total exposure in Reais	(1139.4)	(670.7)	(414.5)	(16.8)	(13.0)	(24.4)	(1137.0)

Total exposure in Euro	(136.0)	(138.2)	3.7	(0.6)	(0.4)	(0.5)	(135.3)

Total exposure in other currencies	(1.2)	(0.7)	(0.5)	—	—	—	(1.2)

For further information, see Note 27.1.5(b) to our 2023 audited consolidated financial statements included elsewhere in this annual report.

C. Credit Risk

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

For further information, see Note 27.1.3 to our 2023 audited consolidated financial statements included elsewhere in this annual report.

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

Depositary Payments for the Year December 31, 2023

According to our contractual arrangements with JPMorgan, in 2023, JPMorgan paid us a gross amount of US$0.7 million in connection with investor relations related expenses of Embraer incurred in 2023.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Material Modifications to the Rights of Security Holders

Not applicable.

B. Material Modifications or Qualifications of the Rights of Holders of Registered Securities

Not applicable.

C. Material Changes to the Amount of Assets Securing Registered Securities

Not applicable.

D. Changes to Trustees or Paying Agents for any Registered Securities

Not applicable.

E. Use of Proceeds

Not applicable

Item 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

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

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2023. Based on this evaluation, our principal executive officers and principal financial officer have concluded, together with management, that our disclosure controls and procedures were effective as of December 31, 2023.

Our management performed additional analysis as deemed necessary to ensure that our consolidated financial statements as of and for the year ended December 31, 2023 were prepared in accordance with IFRS. Accordingly, our management believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows of the periods presented in accordance with IFRS.

B. Management’s Annual Report on Internal Controls Over Financial Reporting

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

In this context, our management, with the participation of the chief executive officer and chief financial officer, under the oversight of our Audit Committee, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2023 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal controls over financial reporting were effective.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda. (“KPMG”), who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an audit report expressing its opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023. KPMG’s report appears on page F-6 of this Annual Report on Form 20-F.

D. Changes in Internal Controls Over Financial Reporting

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

Item 16.	[RESERVED]

16A.	Audit Committee Financial Expert

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
The following table sets forth by category of service the aggregate fees billed for professional services rendered by our principal accountants for each of the last two fiscal years, namely KPMG Auditores Independentes Ltda. (PCAOB ID 1124 and located in São Jose dos Campos, Brazil) during the fiscal years ended December 31, 2023 and December 31, 2022:

Principal accountant fees and services	Year ended December 31,
	2023	2022
	(in US$ thousands)
Audit Fees	3,588.3	2,993.3
Audit-Related Fees	295.2	449.2
Tax Fees	70.7	102.6
All Other Fees	28.3	1,280.1

Total	3,982.5	4,825.2

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
Audit-Related Fees
For the year ended December 31, 2023, and December 31, 2022, audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to us and some of our subsidiaries related to documents filed with regulatory and government agencies, and some other fees related to compliance services rendered for some of our subsidiaries, and services related to information technology diagnosis.
Tax Fees
Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.
All Other Fees
All other fees refer to miscellaneous permitted compliance services rendered for some subsidiaries and services related to IT diagnosis.
For the year ended December 31, 2023, all other fees also included fees payable in connection with permitted advisory services provided to our subsidiaries.
Pre-Approval
Policies and Procedures
Our board of directors approved all audit and audit-related services provided by KPMG Auditores Independentes Ltda. in 2022 and 2023. Any services provided by KPMG Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved
by our audit, risk and ethics

committee in advance of any engagement. Pursuant to
Rule 2-01
of
Regulation S-X,
audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis
exception prior to the completion of an audit engagement. In 2023 and 2022, none of the fees paid to KPMG Auditores Independentes Ltda. were approved pursuant to the de minimis
exception.

16D.	Exemptions from the Listing Standards for Audit Committees
None.

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On March 10, 2016, our board of directors approved a share buyback program for our common shares, in compliance with CVM Instruction No. 77. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing 0.4% of our outstanding capital, which totaled 737,439,054 common shares outstanding on March 10, 2016. A total of 3,000,000 common shares were repurchased at an average price of R$20.00 per share from March 17 through June 30, 2016.
On June 2, 2017, our board of directors approved a new share buyback program for our common shares, in compliance with CVM Instruction No. 77. We were authorized to buy back up to an aggregate of 3,000,000 common shares, representing 0.4% of our outstanding capital, which totaled 735,752,704 common shares outstanding on June 2, 2017. A total of 3,000,000 common shares were repurchased at an average price of R$16.13 per share from June 6 through August 29, 2017.
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
As of the date of this annual report, we do not have any active share buyback programs.

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

Although we have not established a compensation committee, as we are not required to do so under applicable Brazilian law, our People and ESG Committee with

no executive power and comprised by members appointed by our board of directors, among other things, performs the same duties imposed to the compensation committee by NYSE rules. According to the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making these determinations, the board reviews the performance of the executive officers, including the performance of our CEO.
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
CVM regulations establish that companies must inform whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance
with those practices. Additionally, the B3 and the Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices in Brazil.
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “—B. Code of Ethics.” We usually review our Code of Ethics every two years. The latest version of the Code of Ethics is the 7 th
Edition and was approved on December 8, 2023.
Internal Audit Function
NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit reports to the Audit, Risks and Ethics Committee, and risk management and internal controls report to the Chief Financial Officer, respectively, assuring the necessary independence and competence to assess the design of our internal controls over financial reporting, as well as to test their effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

16H.	Mine Safety Disclosure
Not applicable.

16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

16J.	Insider Trading Policies
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to this annual report on Form
20-F.

16K.	Cybersecurity
Risk Management and Strategy
Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Cybersecurity Incident Response Procedure, Directives for Cyber Protection in Embraer Group Companies and Procedures to Monitoring and Responding to Information Security Incidents.

We apply cybersecurity solutions and procedures to ensure the most appropriate and applicable handling, collection, and availability of data and information used by our corporate systems, business processes and products. These procedures and mechanisms are based on best market practices (such as frameworks such as NIST 800 Special Publication and ISO27001/2) and undergo periodic reviews to ensure their ability to spot, control, and respond to potential global cyber threats.
We have a multidisciplinary team that manages data privacy issues under the supervision of the data protection officer, or DPO.
We have a cybersecurity committee, responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity. Once such team identifies a cybersecurity incident, it must act in conjunction with the affected departments, the legal department and the DPO (if personal identifiable information was also affected in such incident) to: (i) understand the exact moment of its identification; (ii) the type of data involved in the incident; (iii) its cause, extent and consequences; (iv) how and where it was detected; and (v) assist in proposing measures to repair or prevent the incident, including, if applicable, measures to mitigate its possible negative effects, both with us and, if applicable, with the holders of personal data.
Additionally, we have a cybersecurity incident response cycle policy, which is a four-stage policy response to be used in case of a cybersecurity incident. The policy comprises the following stages: (i) the training and preparation of our teams to act promptly in response to cybersecurity incidents by implementing controls based on risk assessments; (ii) incident detection and analysis; (iii) actions for containment, eradication and recovery from the incident; (iv) post-incident activities, which comprises the activities to avoid, prevent and improve actions in case of new incidents.
As part of our risk management strategy, we contract cybersecurity companies and independent auditors to assess our cybersecurity controls and procedures annually, such as Tempest Security Intelligence, Deloitte, AWS, Google and others. We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity committee evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. Our cybersecurity committee is responsible for overseeing and identifying cybersecurity risks.
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
The incident had no significant impact over our revenues, cash flows or any material incremental expenses for the 2020 fiscal year and we have not had any similar incident in 2022 and 2023. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.
This type of cybersecurity incident has become more and more sophisticated over time, especially as threat actors have become increasingly well-funded by, or themselves include, governmental actors with significant means. We expect that sophistication of cyber threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies.

In 2023, we had no complaints pertaining to breach of privacy by collaborators and customers, as well as no leaks, thefts, or losses of customer data, nor cybersecurity incidents.
For additional information on our cybersecurity exposure, see Item 3. Key Information—D. Risk Factors—Failure to adequately protect against risks relating to cybersecurity could materially and adversely affect us.”
Governance
Our board of directors oversees our cybersecurity committee, which is responsible to make strategic decisions on cybersecurity, approve cybersecurity policies and has full and unrestricted authority to implement projects and mitigation actions, as applicable. The cybersecurity committee meets on a monthly basis, or anytime it deems necessary, to periodically monitor, at a high level, our projects related to cybersecurity and advises on measures and improvements to enhance our management of cybersecurity issues. The cybersecurity committee is comprised by our CEO, chief financial officer, chief information security officer, vice president of Embraer defense and security, vice president of legal and compliance, vice president of data protection officer, vice-president of engineering.

Part III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the reports of the Independent Registered Public Accounting Firms thereon, are filed as part of this annual report and are located following the signature page hereof.

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer dated September 1, 2021 (English translation).*

2.1	Form of Third Amended and Restated Deposit Agreement, among Embraer S.A., JP Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, dated as of 2019, incorporated herein by reference from Exhibit (a) from Embraer’s Form F-6 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission (SEC File No. 333-133162) on November 18, 2019.

2.2	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.3	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

8.1	List of Embraer’s subsidiaries.*

11.1	Code of Ethics and Conduct, dated December 8, 2023.*

11.2	Policy on Trading in Company Securities and Disclosure of Material Information and Preservation of Confidentiality, dated February 16, 2023.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

Exhibit Number	Description

13.1	Section 1350 Certification of Chief Executive Officer.*

13.2	Section 1350 Certification of Chief Financial Officer.*

97.1	Policy on Clawback of Excess Incentive Compensation, dated December 1, 2023.*

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema.*

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*

*	Filed herewith.

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

Date: April 4, 2024

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors Embraer S.A.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the two-year
period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
Basis for Opinions
The Company’s management is responsible for these
consolidated
financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Impairment assessments of long-lived
non-financial
assets
As described in Notes 2.3.10, 3.2 and 16 to the consolidated financial statements, the Company performs an impairment test for all cash-generating units (CGUs) with indefinite-lived intangible assets on an annual basis. An analysis for an asset or a CGUs with definite-lived assets is performed each quarter to evaluate whether there is any indication that an asset or a CGU might be impaired to perform an impairment test. The Company applies the value in use concept, using discounted cash flow projections. When the impairment test is performed, the Company compares the carrying amounts of the Company’s CGUs with its recoverable amounts. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.
We identified the evaluation of impairment assessments for long-lived non-financial
assets for certain CGUs as a critical audit matter. A high degree of subjective auditor judgment and effort, including specialized skills and knowledge, were required to evaluate the significant assumptions included in the Company’s projected future cash flows used to estimate the recoverable value of the long-lived assets, specifically the revenue growth rates and gross margins.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for long-lived non-financial
assets for certain CGUs, including controls over the determination of the revenue growth rates and gross margins used in the related projected cash flows. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the Company´s revenue growth rates and gross margins, by considering industry data and other information available from external sources.
/s/ KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2022.
São José dos Campos, SP, Brazil
April 4, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Embraer S.A.
Opinion on the Financial Statements
We have audited the consolidated

statements of profit or loss, other comprehensive income, changes in equity and cash flows of Embraer S.A.

and its subsidiaries

(the “Company”) for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated

financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated

financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/
PricewaterhouseCoopers
Auditores Independentes Ltda.
São José dos Campos, Brazil
March 31, 2022
We served as the Company’s auditor from 2017 to 2022.

F-6

Embraer S.A.
Consolidated Statement of Financial Position as of December 31, 2023 and 2022
(In millions of U.S. dollar)

ASSETS	Note	12.31.2023	12.31.2022
CURRENT
Cash and cash equivalents	5	1,629.2	1,816.9
Financial investments	6	521.7	494.4
Trade accounts receivable	7	217.6	202.9
Derivative financial instruments	8	17.5	5.4
Customer and commercial financing	9	8.4	50.8
Contract assets	30.2	509.1	505.4
Inventories	10	2,636.0	2,329.0
Income tax and social contribution		203.0	105.5
Other assets	11	312.9	246.3

		6,055.4	5,756.6

NON-CURRENT
Financial investments	6	170.0	170.0
Trade accounts receivable	7	3.4	2.3
Derivative financial instruments	8	—	5.7
Customer and commercial financing	9	54.4	50.4
Contract assets	30.2	2.4	0.7
Deferred income tax and social contribution	23.1	137.7	48.1
Other assets	11	141.3	135.2
Investments		28.2	12.3
Property, plant and equipment	14	1,770.7	1,649.2
Intangible assets	15	2,331.0	2,246.5
Right of use		88.0	65.1

		4,727.1	4,385.5

TOTAL ASSETS		10,782.5	10,142.1

The notes are an integral part of these consolidated financial statements.

F-
7

Embraer S.A.
Consolidated Statement of Financial Position as of December 31, 2023 and 2022
(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2023	12.31.2022
CURRENT
Trade accounts payable	17	787.0	739.5
Trade accounts payable - Supplier finance	18	37.6	27.5
Lease liability	20.1	13.8	12.0
Loans and financing	19	127.1	308.5
Other payables	21	332.3	319.9
Contract liabilities	30.2	1,919.0	1,469.0
Derivative financial instruments	8	85.7	57.4
Taxes and payroll charges payable	22	42.6	47.2
Income tax and social contribution		195.6	107.2
Unearned income		10.2	2.6
Provision	24.1	114.7	126.5

		3,665.6	3,217.3

NON-CURRENT
Lease liability	20.1	82.2	59.0
Loans and financing	19	2,759.3	2,894.7
Other payables	21	55.4	51.1
Contract liabilities	30.2	621.9	495.0
Derivative financial instruments	8	39.5	40.1
Taxes and payroll charges payable	22	18.3	13.2
Income tax and social contribution	23.4	5.1	4.0
Deferred income tax and social contribution	23.1	304.7	370.6
Unearned income		17.7	22.6
Provision	24.1	173.5	150.2

		4,077.6	4,100.5

TOTAL LIABILITIES		7,743.2	7,317.8

SHAREHOLDERS’ EQUITY
Capital	28.1	1,551.6	1,551.6
Treasury shares	28.3	(28.2)	(28.2)
Revenue reserves	28.4	1,280.1	1,116.1
Share-based remuneration		44.8	40.3
Other comprehensive loss		(152.7)	(189.7)
Result in transactions with non controlling interest		90.9	77.4
		2,786.5	2,567.5
Non-controlling interests		252.8	256.8

TOTAL SHAREHOLDERS’ EQUITY		3,039.3	2,824.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,782.5	10,142.1

The notes are an integral part of these consolidated financial statements.

F-
8

Embraer S.A.
Consolidated Statements of Profit or Loss for the years ended 2023, 2022 and 2021
(In millions of U.S. dollar, except per share data)

	Note	12.31.2023	12.31.2022	12.31.2021
REVENUE	31	5,268.5	4,540.4	4,197.2
Cost of sales and services	31	(4,358.9)	(3,628.2)	(3,537.6)

GROSS PROFIT		909.6	912.2	659.6
OPERATING INCOME (EXPENSE)
Administrative	31	(204.9)	(184.9)	(153.2)
Selling	31	(314.7)	(274.4)	(226.4)
Expected credit (losses) reversal		10.2	(17.4)	13.0
Research		(90.3)	(110.0)	(43.0)
Other expenses, net	32	(5.6)	(444.5)	(49.8)
Equity in associates		10.2	8.5	1.1

OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULT		314.5	(110.5)	201.3
Financial income	33	128.6	121.9	74.8
Financial expenses	33	(321.9)	(245.4)	(274.2)
Foreign exchange gain (loss), net	34	(0.5)	28.2	25.5

INCOME (LOSS) BEFORE INCOME TAX		120.7	(205.8)	27.4
Income tax	23.3	43.6	2.3	(70.9)

INCOME (LOSS) FOR THE YEAR		164.3	(203.5)	(43.5)

Attributable to :
Owners of Embraer		164.0	(185.4)	(44.7)
Non-controlling interests		0.3	(18.1)	1.2
Earnings (loss) per share – basic and diluted in US$	29	0.22	(0.25)	(0.06)
The notes are an integral part of these consolidated financial statements.

F-
9

Embraer S.A.
Consolidated Statement of Other Comprehensive Income for the years ended 2023, 2022 and 2021
(In millions of U.S. dollar)

	Note	12.31.2023	12.31.2022	12.31.2021
INCOME (LOSS) FOR THE YEAR		164.3	(203.5)	(43.5)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Remeasurement of post-employment benefit, net of tax		(4.5)	7.2	(9.5)
Listing expenses		—	135.7	—
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Financial instruments - Cash flow hedge, net of tax	8	7.3	4.2	(8.9)
Translation adjustments		33.3	(30.6)	(67.8)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS		36.1	116.5	(86.2)

TOTAL COMPREHENSIVE INCOME (LOSS)		200.4	(87.0)	(129.7)

Attributable to:
Owners of Embraer		201.0	(207.4)	(124.2)
Non-controlling interests		(0.6)	120.4	(5.5)
The notes are an integral part of these consolidated financial statements.

F-
1
0

Embraer S.A.
Consolidated Statement of Changes in Equity for the years ended 2023, 2022 and 2021
(In millions of U.S. dollar)

					Revenue reserves					Other comprehensive (loss)
	Note	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Result in transactions with non-controlling interest	Retained earnings	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total	Non- controlling interest	Total shareholders’ equity
At December 31, 2020		1,551.6	(25.7)	37.4	49.0	204.4	1,124.4	(26.4)	(31.6)	(39.2)	(56.5)	7.5	2,794.9	112.6	2,907.5

Loss for the year		—	—	—	—	—	—	—	(44.7)	—	—	—	(44.7)	1.2	(43.5)
Remeasurement of post-employment benefit, net of tax		—	—	—	—	—	—	—	—	(9.5)	—	—	(9.5)	—	(9.5)
Translation adjustments		—	—	—	—	—	—	—	—	—	(61.1)	—	(61.1)	(6.7)	(67.8)
Financial instruments - Cash flow hedge, net of tax	8	—	—	—	—	—	—	—	—	—	—	(8.9)	(8.9)	—	(8.9)

Total of comprehensive loss		—	—	—	—	—	—	—	(44.7)	(9.5)	(61.1)	(8.9)	(124.2)	(5.5)	(129.7)
Repurchases of common shares		—	(2.5)	—	—	—	—	—	—	—	—	—	(2.5)	—	(2.5)
PUT options of non-controlling interest		—	—	—	—	—	—	(0.3)	—	—	—	—	(0.3)	—	(0.3)
Allocation of profits:
Absorption of reserves by loss for the year		—	—	—	—	—	(76.3)	—	76.3	—	—	—	—	—	—

At December 31, 2021		1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	(26.7)	—	(48.7)	(117.6)	(1.4)	2,667.9	107.1	2,775.0

Loss for the year		—	—	—	—	—	—	—	(185.4)	—	—	—	(185.4)	(18.1)	(203.5)
Remeasurement of post-employment benefit, net of tax		—	—	—	—	—	—	—	—	7.2	—	—	7.2	—	7.2
Translation adjustments		—	—	—	—	—	—	—	—	—	(33.4)	—	(33.4)	2.8	(30.6)
Financial instruments - Cash flow hedge, net of tax	8	—	—	—	—	—	—	—	—	—	—	4.2	4.2	—	4.2
Listing expenses		—	—	—	—	—	—	—	—	—	—	—	—	135.7	135.7

Total of comprehensive loss		—	—	—	—	—	—	—	(185.4)	7.2	(33.4)	4.2	(207.4)	120.4	(87.0)
Share-based remuneration		—	—	2.9	—	—	—	—	—	—	—	—	2.9	—	2.9
Result in transactions with non controlling interest		—	—	—	—	—	—	104.1	—	—	—	—	104.1	29.3	133.4
Allocation of profits:
Absorption of reserves by loss for the year		—	—	—	—	—	(185.4)	—	185.4	—	—	—	—	—	—

At December 31, 2022		1,551.6	(28.2)	40.3	49.0	204.4	862.7	77.4	—	(41.5)	(151.0)	2.8	2,567.5	256.8	2,824.3

Net income for the year		—	—	—	—	—	—	—	164.0	—	—	—	164.0	0.3	164.3
Remeasurement of post-employment benefit, net of tax		—	—	—	—	—	—	—	—	(4.5)	—	—	(4.5)	—	(4.5)
Translation adjustments		—	—	—	—	—	—	—	—	—	34.2	—	34.2	(0.9)	33.3
Financial instruments - Cash flow hedge, net of tax	8	—	—	—	—	—	—	—	—	—	—	7.3	7.3	—	7.3

Total of comprehensive income		—	—	—	—	—	—	—	164.0	(4.5)	34.2	7.3	201.0	(0.6)	200.4
Share-based remuneration		—	—	4.5	—	—	—	—	—	—	—	—	4.5	0.5	5.0
Capital contribution		—	—	—	—	—	—	—	—	—	—	—	—	9.5	9.5
Result in transactions with non controlling interest		—	—	—	—	—	—	13.5	—	—	—	—	13.5	—	13.5
Allocation of profits:
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(13.4)	(13.4)
Reserve for investments and working capital		—	—	—	—	—	164.0	—	(164.0)	—	—	—	—	—	—

At December 31, 2023		1,551.6	(28.2)	44.8	49.0	204.4	1,026.7	90.9	—	(46.0)	(116.8)	10.1	2,786.5	252.8	3,039.3

The notes are an integral part of these consolidated financial statements.

F-
1
1

Embraer S.A.
Consolidated Statement of Cash Flows for the years ended 2023, 2022 and 2021
(In millions of U.S. dollar)

	Note	12.31.2023	12.31.2022	12.31.2021
OPERATING ACTIVITIES
Income (loss) for the year		164.3	(203.5)	(43.5)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation and amortization expenses		241.7	210.3	208.6
Realization of government grants		—	(0.5)	(3.0)
Realization of contribution from suppliers	15	(29.8)	(21.1)	(10.1)
EVE transaction		—	239.2	—
(Gain) and loss on shareholding		5.9	(1.4)	—
Reversal of impairment losses of inventories		(4.8)	(16.5)	(76.0)
Adjustment to fair value - Financial investments		(0.4)	(1.7)	(39.1)
Expect credit (losses) reversal		(10.2)	17.4	(13.0)
(Gain) loss on disposal of fixed assets (1)		(29.3)	41.1	31.6
Income tax and social contribution	23.3	(43.6)	(87.5)	38.4
Accrued interest		189.7	201.0	227.6
Interest on marketable securities, net		(7.0)	(9.8)	(2.4)
Equity in associates gains and losses		(10.2)	(8.5)	(1.1)
Foreign exchange gain (loss), net	34	7.1	(24.8)	(21.4)
Fair value adjustment of residual value guarantees		—	—	(51.5)
Other provisions		(7.3)	38.7	32.3
Non-controlling interests		—	18.1	(1.2)
Others		5.0	2.9	(0.3)
CHANGES IN ASSETS
Financial investments		22.9	181.3	(41.7)
Derivative financial instruments		21.2	(5.6)	5.4
Accounts receivable		(4.6)	(1.1)	13.9
Contract assets		(4.6)	75.2	(119.3)
Customer and commercial financing		6.6	(87.5)	11.4
Inventories		(287.1)	(294.3)	474.4
Other assets		(112.4)	10.5	(40.4)
CHANGES IN LIABILITIES
Trade accounts payable and Trade accounts payable - Supplier finance		50.2	257.6	4.7
Other payables		72.1	(3.5)	(39.1)
Contract liabilities		576.8	450.8	216.8
Taxes and payroll charges payable		98.6	39.1	24.4
Financial guarantees		(3.0)	(15.7)	(55.0)
Unearned income		2.8	(15.0)	13.8
Income tax and social contribution paid	23.1	(120.8)	(50.2)	(22.5)
Interest paid	20.1	(172.8)	(183.7)	(207.4)

NET CASH GENERATED IN OPERATING ACTIVITIES		617.0	751.3	515.3

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	14	(238.7)	(136.2)	(101.7)
Proceeds from sale of property, plant and equipment		19.3	5.4	3.6
Additions to intangible assets	15	(192.1)	(119.8)	(166.5)
Additions to investments in subsidiaries and affiliates, net of cash acquired		(24.0)	(0.4)	(0.8)
Investment sale		41.2	158.2	—
Acquisition of non controlling interest		—	—	(3.8)
Financial investments		1.4	(17.6)	135.9
Loans granted to jointly controlled entity		(60.5)	—	—
Dividends received		5.8	0.9	1.7

NET CASH USED IN INVESTING ACTIVITIES		(447.6)	(109.5)	(131.6)

FINANCING ACTIVITIES
Proceeds from borrowings	20.1	2,000.7	145.4	60.4
Repayment of borrowings	20.1	(2,331.9)	(961.8)	(478.2)
Capital increase		9.5	—	—
Dividends and interest on own capital		(13.4)	—	—
Receipt in the offering of subsidiary shares		—	207.0	—
Costs in the offering of subsidiary shares		—	(47.9)	—
Repurchases of common shares		—	—	(2.5)
Lease payments	20.1	(13.6)	(11.9)	(10.3)

NET CASH USED IN FINANCING ACTIVITIES		(348.7)	(669.2)	(430.6)

DECREASE IN CASH AND CASH EQUIVALENTS		(179.3)	(27.4)	(46.9)
Effects of exchange rate changes on cash and cash equivalents		(10.0)	4.4	2.4
Cash and cash equivalents at the beginning of the year	5	1,815.6	1,838.6	1,883.1

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	5	1,626.3	1,815.6	1,838.6

(1)	Fixed assets comprise property, plant and equipment, intangible, right of use and investments.
The notes are an integral part of these consolidated financial statements.

F-
1
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

1.	OPERATIONS
Embraer S.A. (“Embraer” or “the Company”) is a publicly held company incorporated under the laws of the Federative Republic of Brazil (“Brazil”) with headquarters in São José dos Campos, State of São Paulo. The Company’s shares (B3: EMBR3, NYSE: ERJ) are listed in the enhanced corporate governance segment of the Stock Exchange in Brazil (“B3”), known as the New Market (“Novo Mercado”). Embraer S.A. has also issued American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”). The corporate purpose of the Company is:

•	To design, build and market aircraft and aerospace materials and related accessories, components and equipment;

•	To perform and carry out technical activities related to the manufacturing and maintenance of aerospace materials;

•	To contribute training technical personnel as necessary for the aerospace industry;

•	To engage in and provide services for other technological, industrial, commercial, and service activities related to the aerospace industry;

•
To design, build and market equipment, materials, systems, software, accessories, and components for the defense, security, and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof;

•	To conduct other technological, industrial, commercial and services activities related to the defense, security, and energy industries.
The Company has strategic divisions, which are its reportable segments (see Note 36): Commercial Aviation, Executive Aviation, Defense & Security and Services & Support.
1.1 Significant events in the fiscal year and its impacts in the consolidated financial statements
1.1.1 Russia – Ukraine conflict
The Company has suspended the supply of parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.
The Company continues to monitor its supply chain in view of the uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario, as well as the impacts of inflation. While there is no immediate concern about the availability of titanium in our supply chain, given the Company´s inventory position and existing alternative sources in other countries, Embraer will continue to monitor its supply chain to identify potential restrictions.
On December 31, 2023, the Company had no material assets or liabilities exposed to Russia, Belarus or Ukraine, therefore no relevant accounting impact was identified at the date of authorization for issuance of these consolidated financial statements.
1.1.2 Israel – Hamas conflict
Depending on the evolution and developments, the conflict between Israel and Hamas could impact the Company’s supply chain. The Company has been closely monitoring these potential impacts, along with other things related to operations and customers.
As of December 31, 2023, the Company has no material assets or liabilities exposed to Israel or Palestine, therefore no relevant accounting impact has been identified until the date of authorization for issuing these consolidated financial statements.

F-
1
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

1.1.3 Formation of Nidec Aerospace, LLC.
In June 2023, the Company and Nidec Motor Corporation (“NMC”) entered into a Framework Agreement for the creation of a new entity called Nidec Aerospace, LLC (“Newco”) for the joint development and manufacturing of electrical propulsion systems for aeronautical use, including for vertical take-off
and landing vehicles and fixed-wing aircraft.
The capital structure of this joint venture is segregated between the Company and NMC, with the Company holding
 49%
of the share capital. Initially, Newco’s management will be led by a board of directors made up of four members, with two appointed by each shareholder. Upon obtaining the applicable air certification for the electrical propulsion system, Newco’s board of directors will consist of five members, with three appointed by NMC and two by the Company.
In October 2023, after satisfying all precedent conditions, including competitive approvals, the transaction was completed (“Closing”). On the closing date, the Company contributed US$

6 million to Newco. The total contribution by partners, in the form of equity or loans, will total US$ 78 million by 2026.
1.1.4 Repurchase and issuance of debt instruments
Between the months of June 2023 and September 2023, through a repurchase offer, the Company repurchased US$1,375.5 of the following notes in circulation:

•	US$ 952.8: redemption of all notes bearing interest at 5.05 % p.a. and maturity in 2025 .

•	US$ 205.9: partial redemption of notes bearing interest at 5.40% p.a. and maturity in 2027.

•	US$ 189.7: partial redemption of notes bearing interest at 6.95% p.a. and maturity in 2028.
The Company recognized US$ 5.4 in the financial result as a gain arising from the repurchase transactions of the notes in circulation listed above.
Additionally, in July 2023 the Company issued US$ 750.0 in debt securities maturing in 2030.
For additional information, see Note 19.
1.1.5 Renegotiation with customer
In September 2023, the Company concluded the debt renegotiation with one of its clients. The renegotiated amounts will be remunerated at 7.5% p.a. and settled by 2030. Furthermore, the renegotiation considers the receipt of an equity instrument from the counterparty. The main impact of this renegotiation was the derecognition of existing assets, initially classified as customer financing, and the subsequent recognition of modified assets, as presented in Note

6 and Note 9.
A result of such renegotiation had no significant effect on the Company’s profit or loss for the year ended on December 31, 2023.
1.1.6 Sale of AllowMe Tecnologias Ltda. (“AllowMe”)
In September 2023, the Board of Directors approved the sale of all the capital shares held by the Company, which represents a 77% interest, in the subsidiary AllowMe. In that same month, the Company and Serasa S.A. signed the Share Purchase and Sale Agreement and Other Covenants with the purpose of selling AllowMe.
The transaction is aligned with the Company’s long-term strategy of focus and consistent growth in the cybersecurity market.
The transaction closed on November 1, 2023, and on this date, the sale price was received in cash by the Company. This transaction generated a net cash inflow of US$ 41.5 and a gain recognized in the result of US$ 36.6.

F-
1
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
2.1 Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared under the historical cost, unless otherwise stated.
The areas which involve higher degree of judgments or complexities, or assumptions and significant estimates to the consolidated financial statements, are disclosed in Note 3.
These consolidated financial statements were authorized for issue by Management on April 4, 2024.
2.2 Functional and presentation currency
These consolidated financial statements are presented in U.S. dollar (“US$” or “Dollar”), which is the Company’s functional currency.
Functional currency is the currency of the primary economic environment in which the entity operates, considering the following factors:

•	The currency that most influences the prices of goods and services; this is the currency in which the sales price of the Company’s goods and services are expressed and settled.

•	The currency that most influences the costs of providing goods or services, i.e., the currency in which the Company’s costs are normally expressed and settled.

•	The currency of the country whose competitive forces and regulations most influence the Company’s business.

•	The currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash.
All amounts have been rounded to the nearest million, unless otherwise indicated.
2.3 Material accounting policies
The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise.
The standard and amendments to standards which came into effect on January 1, 2023 have no material impact on the initial application in these consolidated financial statements.

F-
1
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.1 Basis of consolidation
These consolidated financial statements include the financial statement of
Em
bra
er
S.A. and
subsidiaries
listed below:

			Interest (%)
Entity			2023	2022	Country	Core activities
Direct controlled
ELEB Equipamentos Ltda.			100%	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding, Inc.			100%	100%	USA	Concentrates corporate activities in the USA
Embraer Aviation International - EAI			100%	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Defesa e Segurança Participações S.A.			100%	100%	Brazil	Coordinates investments in the Defense & Security segments
Embraer GPX Ltda.			100%	100%	Brazil	No operations
Embraer Netherlands B.V.			100%	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Netherlands Finance B.V.			100%	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Overseas Ltd.			100%	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL			100%	100%	Spain	Concentrates corporate activities abroad
Fundo de Investimento em Participações Embraer Ventures			100%	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.
Yaborã Indústria Aeronáutica S.A.			100%	100%	Brazil	No operations
Indirect controlled
Airholding S.A.			100%	100%	Portugal	Coordinates investments in subsidiaries in Portugal
Atech - Negócios em Tecnologias S.A.			100%	100%	Brazil	Development and control, communications, computer and intelligence services
ECC Insurance & Financial Company Limited	(iv	)	—	100%	Cayman Islands	Covers financial guarantees offered in aircraft sale structuring
ECC Investment Switzerland AG			100%	100%	Switzerland	Coordinates investments in subsidiaries abroad
Embraer (China) Aircraft Technical Services Co. Ltd.			100%	100%	China	Sale of spare parts and support services in China
Embraer Aircraft Customer Services, LLC			100%	100%	USA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services, LLC			100%	100%	USA	Maintenance of aircraft and components
Embraer Asia Pacific PTE. Ltd.			100%	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Aviation Europe	(i	)	—	100%	France	Concentrates corporate activities abroad, specifically Europe
Embraer Business Innovation Center, Inc.			100%	100%	USA	R&D of technological innovations in the aerospace sector and related areas
Embraer CAE Training Services (NL) B.V.	(v	)	51%	—	Netherlands	Pilot, mechanic and crew training
Embraer CAE Training Services (UK) Limited	(v	)	51%	—	United Kingdon	Pilot, mechanic and crew training
Embraer CAE Training Services, LLC			51%	51%	USA	Pilot, mechanic and crew training
Embraer Defense and Security, Inc.			100%	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Engineering & Technology Center USA, Inc.			100%	100%	USA	Engineering services related to aircraft research and development
Embraer Europe SARL	(i	)	—	100%	France	Commercial representation of the Company in Europe, Africa and the Middle East
Embraer Executive Aircraft, Inc.			100%	100%	USA	Final assembly and delivery of executive jets
Embraer Executive Jet Services, LLC			100%	100%	USA	After sale support and aircraft maintenance
Embraer Finance Ltd.			100%	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Portugal S.A.			100%	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Eve Holding, Inc. (“Eve Holding”)			89.4%	89.7%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.
Eve Soluções de Mobilidade Aérea Urbana Ltda.			89.4%	89.7%	Brazil	Eve subsidiary with operations in Brazil.
Eve UAM, LLC.			89.4%	89.7%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.
EZS Informática S.A.	(ii	)	76.6%	61%	Brazil	Retail trade of computer products, maintenance, repair and related services
ID IT Tecnologia da Informação Ltda.	(iii	)	—	61%	Brazil	Development and licensing of customizable computer programs, information technology consulting, data processing, application service providers and internet hosting services
OGMA - Indústria Aeronáutica de Portugal S.A.			65%	65%	Portugal	Aviation maintenance and production
Tempest Security Intelligence Limited	(ii	)	76.6%	61%	UK	Retail trade of computer products, maintenance, repair and related services
Tempest Serviços de Informática S.A. (“Tempest”)	(ii	)	76.6%	61%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Visiona Internacional B.V.			51%	51%	Netherlands	International subsidiary of Visiona
Visiona Tecnologia Espacial S.A.			51%	51%	Brazil	Supply and development of satellite solutions
Joint operations
EZ Air Interior Limited			50%	50%	Ireland	Fabrication of interiors for commercial aircraft
The main changes that occurred during 2023 are:

(i)	Embraer Aviation International merged the entities Embraer Aviation Europe and E mbra er Europe SARL.

(ii)
Embraer Defesa e Segurança Participações S.A. has partially exercised its put options and acquired an additional ownership interest in Tempest Serviços de Informática S.A. (“Tempest”). Therefore, the Company’s interest in Tempest increased to 76.6% (2022: 61%). As a result of this transaction, the Company’s ownership interest also increased in Tempest’s subsidiaries: EZS Informática S.A. and Tempest Security Inteligence Limited.

F-
1
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(iii)
The corporate name of the entity ID IT Tecnologia da Informação Ltda. was changed to AllowMe Tecnologias Ltda, a company sold on November 1, 2023. For additional information on this sale, see Note 1.1.6.

(iv)	ECC Insurance & Financial Company Limited was closed on November 30, 2023.

(v)	Embraer CAE Training Services (NL) B.V. was incorporated in June 2023 and Embraer CAE Training Services (U.K.) Limited, in September 2023. Both, still without operation.
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
In this analysis, in addition to the majority of voting rights, the shareholders’ agreement between the Company and other shareholders holding voting rights, rights arising from other contractual agreements and potential existing voting rights are observed.
The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Changes in the Company’s interest in a subsidiary that do not result in loss of control are accounted for as equity transactions.
Investments in entities accounted for using the equity method
Interests in associates and joint ventures are accounted for under the equity method.
Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.
To be classified as a jointly controlled entity (joint venture), there must be a contractual agreement that allows the Company to share control of the entity and gives the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.
Such investments are initially recognized at cost. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of the investees, until the date on which significant influence or joint control ceases.
The Company’s main associates and joint ventures are:
Águas Azuis Construção Naval SPE Ltda.:
special purpose entity established by Embraer S.A., Atech—Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of supplying military vessels of high technological complexity. The Company’s total interest percentage in the investee is

25
%.
Fundo de Investimento em Participa
ç
õ
es Aeroespacial Multiestrat
é
gia:
equity investment fund established with the Banco Nacional de Desenvolvimento Econômico Social (“BNDES”), Financiadora de Estudos e Projetos (“FINEP”) and
Desenvolve SP
, created to strengthen the chains related to aerospace, aviation, defense, and security and promote the systems integration related to these sectors through support for small and medium enterprises. The Company’s total interest percentage in the investee is 34%.
MSW Multicorp 2 Fundo de Investimentos em Participações—Capital Semente:
multi-corporate venture capital investment fund established by Embraer S.A., jointly with Rio de Janeiro’s Development Agency (“AgeRio”), Acumuladores Moura S.A. and Banco do Brasil Seguros that invests in early-stage companies which demonstrate synergy with its investors. The Company’s total interest percentage in the investee is 40%.
Nidec Aerospace, LLC.
: joint venture established together with Nidec Motor Corporation for the joint development and manufacture of electrical propulsion systems for aeronautical use, including vertical take-off
vehicles and fixed-wing aircraft. The Company’s total interest percentage in the investee is 49%.
Transactions eliminated on consolidation
Intercompany balances and transactions, and any unrealized income or expenses (except for foreign currency transactions gains or losses) arising from intercompany transactions, are eliminated. Unrealized gains arising from transactions with investees recognized under the equity method are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

F-
1
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.2 Foreign currency
Foreign currency transactions
Transactions in other currencies (other than the functional currency) are translated into the functional currency at the foreign exchange rates in force on the transaction dates.
Assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date. Foreign exchange gains and losses resulting from this translation are recognized in profit or loss as foreign exchange gain (loss), net.
Customer advances and advances to suppliers for goods and/or services in foreign currencies are translated to the Company’s functional currency on the transaction date and no subsequent translation is recognized.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US$ at the exchange rate at the reporting date. Income and expenses for each statement of profit or loss and statements of cash flow are translated into US$ at monthly average exchange rates. Foreign currency differences are recognized in other comprehensive income.
When a foreign operation is sold or liquidated, the cumulative amount of exchange rate variations related to that foreign entity, recognized in other comprehensive income, is reclassified to profit or loss as part of the gain or loss on disposal.
2.3.3 Financial Instruments
Recognition and initial measurement
Trade accounts receivable and debt instruments issued (“bonds”) are initially recognized on the date they were originated. All other financial assets and liabilities are initially recognized when the Company becomes party to the instrument’s contractual terms.
A financial asset (unless it is trade account receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade accounts receivable without a significant financing component is initially measured at the transaction price.
Classification, subsequent measurement and derecognition
Financial assets
At initial recognition, a financial asset is classified under the following categories: measured at amortized cost, measured at fair value through other comprehensive income (“FVOCI”) and FVTPL.
Financial assets are not reclassified subsequent to initial recognition, unless the Company modifies the business model for the management of these financial assets, in which case all affected assets are reclassified on the first day of the new business model.
Financial assets are derecognized when:

•	The contractual rights to the cash flows from the asset expire; or

•
Transfers the contractual rights to receive cash flows on a financial asset in a transaction in which: substantially all the risks and benefits of ownership of the financial asset or the Company neither transfers nor keeps substantially all the risks and benefits of ownership of the financial asset and does not have control over the financial asset.

A financial asset is measured at amortized cost if it meets both of the following conditions:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	Its contractual terms give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-
1
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

These financial assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by the expected credit loss. Interest income, foreign exchange gains and losses and expected credit loss are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
A financial asset is measured at FVOCI only if both criteria are met:

•	Assets held within a business model whose purpose is achieved both through the receipt of contractual cash flows and by selling of financial assets; and

•	Its contractual terms generate, on specific dates, cash flows that are related only to payments of principal and interest on the outstanding principal.
These financial assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other gains (losses), net are recognized in other comprehensive income (“OCI”). Upon derecognition, the accumulated result in other comprehensive income is reclassified to profit or loss.
All financial assets not classified by the Company as measured at amortized cost or as FVOCI are classified at FVTPL. These assets include financial assets held for active and frequent trading and derivative financial instruments. Interest income and dividends arising from financial assets measured at FVTPL are recognized in profit or loss. See Note 2.3.5 for financial assets in hedge accounting.
Business model evaluation
The Company evaluates the business model’s objective for the management of financial assets as part of the accounting classification of the instruments. The factors considered in this evaluation are:

•
The current financial policy and the objectives set for portfolio management, which includes assessing whether the strategy focuses on contractual interest income, maintaining a determined interest rate profile, the relationship between the duration of the financial assets and related liabilities, expected cash outflows, or the realization of cash flows through the sale of underlying financial assets.

•	How the portfolio performance is assessed and reported to Management.

•	Risks that affect the performance of the business model and how they are managed.

•	The frequency, volume and timing of assets sales in prior periods, the reasons for such transactions and future expectations.
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
The Company considers the contractual terms of the financial asset to assess whether the contractual cash flows are only payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of contractual cash flows such that it would not meet this condition.
This evaluation includes contingent events, terms that can adjust contractual rates, prepayment and extension of due dates, and terms that limit the Company’s access to cash flows of specific assets.
Financial liabilities
Financial liabilities are classified as measured at amortized cost or FVTPL.
A financial liability is measured at FVTPL if it is held for trading, or is a derivative financial instrument, or if it is classified as such at initial recognition. The interest arising from financial liabilities measured at FVTPL are recognized in profit or loss.
Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest and exchange variation are recognized in profit or loss.
Financial liabilities are derecognized when contractual obligations are withdrawn, canceled or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in profit or loss.
See Note 2.3.5 for financial liabilities in hedge accounting.

F-
19

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Financial assets or liabilities are offset, and their net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.
2.3.4 Cash and cash equivalents and financial investments
Cash and cash equivalents include cash in hand, cash in transit, bank deposits, highly liquid short-term investments maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.
For the purposes of the statements of cash flow, overdraft bank balances are included as a component of cash and cash equivalents since these guaranteed accounts are settled in a short period of time and are an integral part of the Company’s cash management.
The resources invested that do not meet the definition of cash and cash equivalents are presented as financial investments.
Resources which use and withdrawn by the Company are legally restricted (restricted cash) are presented within other assets.
2.3.5 Derivative financial instruments and hedge accounting
Initially, derivatives are recognized at fair value on the date the Company enters into a derivative contract and are subsequently remeasured at fair value. Changes in fair value are recognized in Financial Expenses, net (Note 33) except for derivatives designated as hedging instruments in the adoption of cash flow hedge accounting, which changes in fair value are recognized in other comprehensive income.
At the beginning of the designated hedging relationships, the Company documents the connection between the hedging instruments and the items that are hedged, including the risk management objectives and the strategy in conducting the transaction, together with the methods that will be used to evaluate the effectiveness of the relationship.
Fair value hedge accounting
Fair value hedge accounting is applied to derivative financial instruments which have the purpose of hedging the interest rate (protected risk) in loans and financing.
Changes in the fair value of derivatives designated and qualified as fair value hedges are recorded in the financial result. Any changes in the fair value of the protected liability (object of the hedge) are attributable to the protected risk.
For fair value hedging, the Company enters an interest rate swap with critical terms that are similar to the hedged item, such as reference rate, maturity dates and reference value.
Cash flow hedge accounting
Cash flow hedge is applied for hedging risks associated with the volatility of cash flows in foreign currency associated with highly probable forecast transaction that will impact profit or loss, in this case the payroll expenses of personnel in Brazil settled in Brazilian Real.
The effective portion of changes in the fair value of derivatives designated and qualified as cash flow hedges (currency call and sell options) is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, within financial expenses, net.
The amounts accumulated in OCI are reclassified to profit or loss in the same period which the hedged item affects profit or loss.
When a cash flow hedge accounting instrument is liquidated, or when it no longer meets the hedge accounting criteria, any gain or loss accumulated in OCI is reclassified to profit or loss (under the same caption used by the hedged item) as the protected object is also held against profit or loss. When the transaction protected by the hedge is no longer expected to occur, the amount recognized in OCI is immediately reclassified to financial expense, net.
For cash flow hedges, the Company contracts
zero-cost
collar financial instruments that consist of the purchase of a put option and the sale of a call option with the same counterparty and with a zero net premium. The essential terms of the instruments correspond to the terms of the protected risk - the total reference value of the options protects the risk in a 1:1 ratio (estimate of cash flows in reais for the entire year) and their expiration dates include all expected

F-
2
0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

dates
financial shortage during the year. The Company carries out a qualitative and prospective analysis of the effectiveness of the hedge. If there are relevant changes in circumstances, such as the estimate of cash flows in protected reais compared to realized flows, the Company prospectively balances the relationship and any ineffectiveness identified is recognized as a financial
result.
2.3.6 Inventories
The Company’s inventories are largely comprised of raw materials, work in progress, spare parts and finished goods. Inventories of raw materials are recognized at acquisition cost. Inventories of work in process comprise raw materials, direct labor, other direct costs and general manufacturing expenses attributable to the cost of the inventories. Once the products have been completed, they are recognized as finished products.
Inventories of raw material and spare parts are recognized at the weighted moving average cost. Manufactured aircraft (finished goods) and work in progress are measured at their individual production cost.
Inventories are valued at cost or net realizable value, whichever is lower.
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
Any loss identified is recognized in profit or loss.
2.3.7 Income tax and social contribution
Income tax and social contribution comprise current and deferred tax. It is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income.
Current tax is measured using tax rates enacted or substantively enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.
To recognize deferred tax assets arising from temporary differences and tax losses, the Company assesses the expectation of generating future taxable profits considering that these temporary differences and accumulated tax losses would be offset.
Deferred income tax assets and liabilities are offset when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or different countries are generally not offset.
Uncertainties over Income Tax Treatments
Management evaluates on a recurring basis uncertain tax positions taken by the Company in the current income tax calculation based on the applicable tax laws which might be interpreted in different ways.
If it is likely that the tax authorities will accept the position taken by the Company and the amounts recorded in the consolidated financial statements are consistent with the tax records, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable, a provision, based on the estimated payment amounts to the tax authorities, is constituted (see Note 23.4).
2.3.8 Property, plant and equipment
Property, plant and equipment are recognized by the acquisition or construction cost, which includes capitalized loan costs, less accumulated depreciation, and impairment losses.
Subsequent costs are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and can be measured reliably.

F-
2
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Land
 is not depreciated.
Depreciation is calculated by the straight-line method based on the asset’s estimated useful life, as shown below:

Class of assets	Estimated useful life

Buildings and land improvements	30 to 60 years
Facilities	10 to 50 years
Machinery and equipment	10 to 35 years
Furniture and fixtures	5 to 30 years
Vehicles	5 to 10 years
Aircraft	4 to 20 years
Computers and peripherals	2 to 10 years
Tooling	10 to 25 years
Exchange pool program	8 to 30 years
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
The residual value is allocated for certain aircraft spare parts included in the exchange pool program, which is reviewed by Management and, if necessary, adjusted at the end of each reporting period. As for the remaining assets, the residual value is not attributed.
2.3.9 Intangible assets
Goodwill
Goodwill is measured at cost, less accumulated impairment losses.
Internally developed intangible assets
Internally developed intangible assets refer to expenditures incurred in the development of new aircraft, including support services, productive labor, material and direct labor allocated to the construction of aircraft prototypes or significant components, loan costs, when applicable, as well as applications of advanced technologies within the objective to make the aircraft lighter, quieter, more comfortable and efficient in energy consumption and emissions, in addition to being designed and manufactured in less time and with optimization of resources.
Internally developed intangible assets are amortized using the units produced method using as a basis the number of seats in the expected production of aircraft for the program to which that asset is related.
Software
The intangible assets are made up of acquired computer program licenses. Expenses associated with software maintenance are recognized as expenses when incurred. Expenses directly associated with software controlled by the Company, and which will probably generate economic benefits greater than the costs for more than one year, are recognized as intangible assets.
Amortization is calculated using the straight-line method based on the estimated useful life of the items (5 years).
2.3.10 Impairment of long-lived assets
At the end of each fiscal year, the Company performs an impairment test for all cash-generating units (CGUs) with goodwill generated from business combination allocated and for CGUs with intangible assets still under development and not yet producing (undefined useful life). The business combination goodwill is allocated to the CGUs that are expected to benefit from the synergies.
CGUs with definite-lived assets (property, plant and equipment, and intangibles) allocated are analyzed, at each quarter, whether there is any indication it might be impaired to perform the impairment test.
For impairment test purposes, assets are grouped in CGUs considering the Company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families or platforms of aircraft or other goods and services produced by the Company, regardless of its geographic location.

F-
2
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company applies the value in use concept using expected and traditional cash flow approaches, discounted to present value at the weighted average cost of capital (WACC). The cash flow projection for the CGU considers the Company’s medium and long-term strategic plan, based on the characteristics and expectations of the business.
An impairment loss is recognized when the carrying amount exceeds the recoverable amount. Any impairment loss is recognized in profit or loss as other operating expense.
The aircraft that the Company keeps as property, plant and equipment for operating leases purposes, in which the Company acts as lessor are tested individually using the higher of their value in use and its market value to determine the recoverable amount. For impairment test purposes, the market value is estimated with the assistance of an assessment prepared by third party appraisals and the value in use is determined by the discounted cash flow of lease agreement associated with each aircraft tested, when applicable.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
2.3.11 Leases
The lease agreements in which the Company acts as lessee mainly refer to the lease of buildings, offices, lands, and vehicles. The term of those agreements varies in the range of 2 to up to 20 years, and the average discount rate applied to the agreements with maturity higher than 5 years is 6.7% p.a.
The Company recognizes
right-of-use
assets and lease liabilities on the lease inception date (that is, the date on which the asset is available for use). The right-of-use
assets are measured at cost, which is the value of the initial measurement of the lease liability, plus the initial direct costs incurred and less any lease incentives received.
The
right-of-use
assets are depreciated on a straight-line basis considering the lease term and the Company’s intention in renewal options, based on the best estimate on each reporting date.
Right-of-use
assets are subject to impairment test if there is evidence that their carrying amount may be higher than the recoverable amount Depreciation expenses are recognized in profit or loss as operating expenses.
On the lease inception date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term, which is measured based on the contract term and renewal options. Variable lease payments not dependent on an index or rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.
When calculating the present value of lease payments, the Company uses the incremental borrowing rate. After the inception date, the lease liability is measured at amortized cost, using the effective interest method. The lease liability is remeasured in case of a change in the lease term, a change in fixed lease payments, or a change in valuation to acquire the underlying asset.
The Company determines the contractual term as the
non-cancelable
lease term, plus any period covered by a renewal option if it is reasonably certain that it is exercised, or any option to terminate the lease if it is reasonably certain that it will not be exercised. The Company has the option, under some of its leases, to maintain the assets for additional periods from three to five years. The Company applies judgment when assessing if it is reasonably certain that it will exercise the renewal option, considering all significant factors that create an economic incentive for the exercise of the renewal.
The Company reassesses the lease term if there is an event or significant change under circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renew (e.g. a change in the business strategy).
Short-term leases and
low-value
asset leases
The Company applies the short-term lease recognition exemption to all its leases with a low individual value (US$ 5 thousand) or with a contractual term below or equal to 12 months from the inception date and without a purchase option. Short-term and low-value
lease payments are recognized as expenses on a straight-line basis over the lease term.

F-
2
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.12 Unearned income
Unearned income comprises government grants received by the Company and its subsidiaries.
Government grants are recognized against the expenses for which the resources were used. When government grants are received in advance for research investments, they are recognized as unearned income and recognized in profit or loss to the extent that the resources are invested and contractual milestones are met, as a reduction of research expenses.
Government grants for the acquisition of property, plant and equipment are recognized as debt (loans and financing) in liabilities until the milestones determined by the granting entity are met. Once the milestones are completed, the grant is recognized as unearned income. This unearned income is recognized in profit or loss as a reduction of the depreciation expense of the underlying asset it is proposed to subsidize on a systematic basis over the useful life of the asset.
Income earned with
non-distributable
government grants is allocated from the income of the year to the government grants reserve in shareholders’ equity.
2.3.13 Provisions, contingent assets and liabilities, legal obligations, and court-mandated escrow deposit
A provision is recognized when the Company has a present obligation (legally or constructive) arising from past events, it is more likely than not that there will be an outflow of economic benefits, and the amount can be estimated reliably.
As for tax matters, a provision is recognized when the Company’s Management, based on its assessment and assisted by legal advisors, concludes that the tax positions adopted in the calculation of these taxes for periods subject to tax inspection, or in administrative or judicial discussions, will have a prognosis of probable loss in decisions of superior courts of last instance.
Contingent liabilities are possible obligations arising from past events and their existence will be confirmed only by the occurrence or non-occurrence
of one or more uncertain future events not fully under the entity’s control; or a present obligation that results from past events but that is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the value of the obligation cannot be measured with sufficient reliability.
Legal obligations relate to tax payables under Brazilian law for which the Company has accrued the corresponding liability but initiated legal disputes challenging their applicability. Such tax liabilities under discussion are fully recognized as tax payable.
Contingent assets are not recognized but disclosed when the inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.
Court-mandated escrow deposits are recorded as other assets and periodically updated for monetary correction.
2.3.14 Product warranties
Warranty expenditure on aircraft is estimated on the delivery of these products. The estimates are based on historical data that includes, among other, warranty claims and related repair or replacement costs, warranties given by the suppliers, contractual coverage period and warranty patterns for new aircraft, for which the Company expects higher warranty costs in the launch of new models until the production process matures and increases the platform in service period. The coverage period varies from 3 to 6 years.
The Company may be obliged to modify the product to meet the requirements of the certification authorities, or after delivery, due to improvements or to the aircraft’s performance. The costs of such modifications are recognized when the new requirements or improvements are requested and known.
Management periodically monitors the history of use and evolution of the product warranty, and, if appropriate, reviews the estimate.
The product warranties provision is recognized in profit or loss as cost of goods and services sold.

F-
2
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.15 Employee benefits
Defined contribution plan
The Company sponsors a closed pension plan of defined contribution for its employees for companies based in Brazil, is administered by EMBRAERPREV - Complementary Pension Society.
For the defined contribution plan, the Company’s obligation is restricted to the monthly contribution linked to a predefined percentage of the remuneration of employees linked to this plan.
Obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses as the related service is provided
.
Post-retirement healthcare benefits
The Company and some of its subsidiaries provide healthcare benefits to their employees, including their dependents. The expected costs of this benefit are recognized during the period of employment based on actuarial studies conducted to identify future exposure, based on the following main premises:

•	Discount rate: brings future benefit flows to present value and is defined based on the ratio of Brazilian government securities.

•
Increase of medical costs rate: represents the increase in the value of medical care and is not applied linearly, as the companies historically tend to take measures to reduce the cost, or even change health plan providers.

•	Morbidity rate (aging factor): measures the increased use of health plans considering the population’ aging.

•	Mortality rate: uses the RP-2000 generational table provided by Society of Actuaries (SOA), which shows the rate by age and gender.

•	Retirement probability: estimates the probability of retirement by age group.

•	Termination rate: uses the T-3 Table Service available from the Society of Actuaries (SOA), which shows the average rate of termination of employees by age.
The
changes in the provision are recognized in OCI, net of taxes, in case there are changes in the assumptions and in profit or loss if there are changes in the costs of the current benefit plan or in the plan’s contractual characteristics.
Both the calculation, which uses the projected unit credit method, and the assumptions related to this provision are reviewed annually by qualified independent actuaries.
Profit-sharing plan
The Company grants profit sharing to its employees, subject to the achievement of targets established in their respective action plans agreed at the beginning of each year. The amount approved by the current policy is equivalent to a percentage of each employee’s nominal salary associated with the achievement of individual and corporate targets.
Each month, the amounts calculated by applying 1/12
(one-twelfth)
of the percentage according to the Company’s payroll are accrued and recognized in profit or loss as a cost or expense, depending on the role of the employee.
The Company advances 40% of the amount due as profit sharing in the 4th quarter of the year being calculated. Once the results have been calculated, the residual amount is paid by April of the following year.
Share-based payment
The Executive Remuneration Policy determines that the remuneration of the Company’s Management shall be granted as a Long-Term Incentive (“LTI”) to officers, executives, and key-employees.
The main goals of the LTI are:

•	retaining and attracting qualified personnel

•	ensure an effective contribution from the incentive participants to the Company’s performance.

•	ensure the continuity of the Company’s Management, aligning the interests of executives with the shareholders.
As a LTI, the Company offers both cash-settled and equity-settled share-based payment arrangements.
The grant-date fair value of the shares is recognized in profit or loss (as cost or expense, depending on the role of the participant) over the vesting period of the awards, with a corresponding increase in equity for an equity-settled

F-
2
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise state
d

sha
re-based payment arrangements or liabilities (other payables) for cash-settled share-based payment arrangements.
The liability is remeasured at each reporting date and at settlement date based on the fair value of the shares. Any changes in the fair value of the shares are recognized in profit or loss as financial results.
2.3.16 Revenue from contract with customers
Revenue is measured based on the consideration received or the consideration the Company expects to be received for the sale of products and services in the ordinary course of business. Revenue is presented net of taxes, returns, reductions and discounts.
Revenue from sales of aircraft and spare parts
Revenues from aircraft and spare parts sales are recognized when the control is transferred to the customer, that is, when all recognition conditions are met. Revenues from commercial, executive and agricultural aircraft and spare parts are generally recognized upon delivery or shipment to the customer.
The average collection term for the sales of parts is 30 days after transferring control of the asset to the customer.
The Company also identifies the various performance obligations provided for in the contract, such as supply of spare parts, training, technical representative and other obligations, and allocates the individual price of each obligation, as well as variable considerations, such as discounts, rebates, etc. proportionally to individual sales prices that are estimated using the expected cost plus margin method.
In the Defense & Security aircraft sales, there is no comparative basis for the individual sales price considering the high customization of the products, so the individual price is allocated to the performance obligation considering the expected cost plus margin method.
Revenue from services
Revenues from services are recognized over time as services are provided. Services mainly include technical services, training, maintenance of aircraft and parts, modernization services, and support programs.
The average receipt period is 30 days. For some services, such as modernization of defense aircraft, the deadline for receipt follows the schedule agreed between the parties.
Exchange pool programs and total support programs revenues are recognized monthly during the contract period because there is no customer use pattern that can be reliably projected and consist of a fixed rate and part of a variable rate directly related to the hours actually flown by the aircraft covered in these programs.
Revenue from long-term contracts (Defense & Security)
In the Defense & Security segment, the revenue is recognized over time, as control over the aircraft produced is transferred to the customer over time. The Company transfers control over time when:

•	The customer simultaneously obtains and uses the benefits resulting from the Company’s performance as it is delivered.

•	The Company’s performance results in the creation or enhancement of assets under the customer’s control as those assets are developed or enhanced.

•
The entity’s performance does not generate an asset with significant alternative use, and the Company has an enforceable right to receive payment for work completed to date, in the event of termination of the contract for the convenience of customers.

The
revenue from these contracts is measured according to the percentage execution method (“PoC” method), that is, the contract revenue is multiplied by the percentage calculated as the ratio of the costs incurred in relation to the total estimated costs for concluding the contracts. The adequacy of revenue recognition related to development contracts in the Defense & Security segment is based on Management’s best estimates of total estimated costs at completion, as they become evident.
The Company believes that the incurred cost method provides the most reliable basis for estimating the progress of contracts whose revenues are recognized over time.
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
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Contract assets and liabilities
The contract assets relate to the Company’s rights to the consideration for the work completed and not billed at the reporting date, mainly from long-term Defense & Security contracts that are recognized over time based on the percentage of completion method and net of any expected credit losses recognized. Contract assets are transferred to trade accounts receivable when the rights become unconditional. Expected credit losses are calculated over the contract assets balances, as detailed in Note 30.2.
Contract liabilities refer to
non-refundable
advance payments received by the Company prior to the delivery of the aircraft and advances of consideration received from customers related to the acceptance of managerial stages/tasks under long-term contracts of Defense & Security (customer advances), as well as to the supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts (multiple element).

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
In preparing these consolidated financial statements, Management has made estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Therefore, variables and assumptions derived from historical experience and other factors deemed relevant were used. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
3.1 Revenue from long-term contracts
As per Note 2.3.16, a significant portion of revenue in the Defense & Security segment arises from long-term contracts. These revenues are recognized over time and measured according to the PoC method, which places considerable importance on estimated total costs. Therefore, for the determination of the performance obligations, significant estimates are used to estimate the total contract costs and the remaining costs to completion.
During the execution of the contract, the Company evaluates the costs incurred and, if necessary, the total estimated costs for completion are adjusted to reflect variations, mainly those arising from significant changes in circumstances and new events, such as contractual modifications.
A contract modification may involve changes in scope, price, or both. In long-term contracts of the Defense & Security segment, such modifications may include changes in price due to escalation, rebalance of price due to changes in cost structure, scope increases or decreases, or revision of delivery schedules. The existence of a contract modification requires a review of the revenue recognition assumptions over time (including revenue and estimated costs at completion) by Management.
Revenue resulting from a contract modification is recognized only when the subject of modification is approved by the contract parties, which usually occurs upon the signing of a contract amendment in the Defense & Security segment. A contract modification may also exist even if the parties to the contract are in dispute over the scope or price of the modification if the changes in rights and obligations of the parties as a result of modification are enforceable under the terms of the original contract and the applicable law.
Any adjustments to revenues and estimated costs to completion are recognized cumulatively in profit or loss when the circumstances leading to the revision are identified by Management.
In a hypothetical scenario of a 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress during 2023, the Company’s revenue and gross pro
f
it
 in the year would be lower by US$ 96.7 or would increase by US$ 114.1, respectively.

F-
2
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

3.2 Impairment of long-lived assets
The assumptions used by the Company when calculating impairment is shown below:
Gross expected cash flow:
projection of cash inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.
Growth rates:
the growth rates are reflected in the revenue flow and the gross margin budgeted by the Company, consistent with the forecasts included in industry reports.
Discount rates:
a rate that reflects investors’ expected return at the time the calculation is made. This rate is also compared with the market to validate its consistency.
Foreign exchange rate US$/Reais (“R$”):
the future cash flows of CGUs that have revenues predominantly in dollars (such as Commercial Aviation and Executive Aviation units) are sensitive to oscillations and structural changes in the level of the US$/R$ exchange rate, given that certain production costs and general expenses are carried out in R$ (like payroll). The devaluation of the R$ against the US$ can generate positive impacts on future cash flows, while the appreciation of the R$ can generate a reduction in the future cash flows of these units and possible impairment losses. The Company uses derivative financial instruments to protect short-term fluctuations, as described in Note 8.
For additional information on the impairment test, see Note 16.

4.	NEW STANDARDS AND INTERPRETATIONS
The amendments to standards issued but not yet effective as of the date of issue of these consolidated financial statements are described below. The Company intends to adopt these amendments, if applicable, when they become effective.
The changes are effective for annual financial statement periods beginning on or after January 1,
2024.

•	Classification of liabilities as current or non-current (amendments to IAS 1)

•	Supplier financing agreements (amendments to IAS 7 and IFRS 7)

•	Sale and leaseback transactions (amendments to IFRS 16)

•	Lack of exchangeability (amendments to IAS 21)
The
Company does not expect material impacts in the consolidated financial statements due to the adoption of these amendments.

5.	CASH AND CASH EQUIVALENTS
See accounting policy in Note 2.3.4.

	12.31.2023	12.31.2022

Cash and banks	330.3	846.1
Cash equivalents
Bank deposit certificate (i)	130.1	129.7
Fixed deposits (ii)	1,168.8	841.1

	1,298.9	970.8

	1,629.2	1,816.9
Bank overdraft	(2.9)	(1.3)

	1,626.3	1,815.6

(i)	Applications in Bank Deposit Certificates (CDBs) issued by financial institutions in Brazil.
(ii)	Fixed term deposits in dollars issued by financial institutions.

F-
2
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

6.	FINANCIAL INVESTMENTS
See accounting policy in Note 2.3.4

	12.31.2023	12.31.2022

Public securities (i)	66.6	66.7
Private securities (ii)	146.4	105.0
Investment funds	27.4	22.7
Fixed-term deposit (iii)	350.5	373.5
Others (iv)	100.8	96.5

	691.7	664.4

Current	521.7	494.4
Non-current	170.0	170.0

(i)	Debt securities issued in US$ by the Brazilian government with maturity in 2030.
(ii)
Includes corporate bonds issued by private financial institutions with principal maturing in non-current
and corporate bonds issued by
non-financial
institutions, in the amount of US$ 41.3, resulting from renegotiation with a customer (see Note 1.1.5 and Note 9).

(iii)	Fixed-term deposits in US$ issued by financial institutions.
(iv)	Refers mainly to the investment in shares of Republic Airways Holdings (“Republic Airways”).
As of December 31, 2023, the weighted average accumulated nominal interest rates, considering cash equivalents and financial investments, are 13.15% p.a. in R$, equivalent to 99.59% of the Interbank Deposit Certificate (“CDI”), and 5.34% p.a. in US$ (2022: 12.54% p.a. in R$, equivalent to 100.72% of the CDI, and 2.23% p.a. in US$).

7.	TRADE ACCOUNTS RECEIVABLE
See accounting policy in Note 2.3.3.

	12.31.2023	12.31.2022
Foreign customers	201.7	181.0
Brazilian Air Force	2.1	8.7
Domestic customers	27.0	28.1

	230.8	217.8
Expected credit losses	(9.8)	(12.6)

	221.0	205.2

Current	217.6	202.9
Non-current	3.4	2.3
The amounts and maturities of these trade accounts receivable are shown below:

	12.31.2023	12.31.2022
Not due	213.2	191.9
Up to 90 days	13.6	13.6
From 91 to 180 days	1.2	4.6
More than 180 days	2.8	7.7

	230.8	217.8

F-
29

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The change in allowance for expected credit losses during the years consisted of the following:

	12.31.2023	12.31.2022	12.31.2021
Beginning balance	(12.6)	(30.7)	(58.5)
Additions/Reversal	(1.8)	1.0	(1.8)
Write-off	4.6	17.0	29.4
Foreign exchange variation	—	0.1	0.2

Ending balance	(9.8)	(12.6)	(30.7)

For additional information on measuring expected credit losses, see Note 27.1.3
.

8.	DERIVATIVE FINANCIAL INSTRUMENTS
See accounting policy in Note 2.3.5.
Derivative financial instruments are contracted by the Company are intended to protect operations against the risks of fluctuations in exchange rate, interest rates and share prices. The Company does not contract derivative instruments for speculative purposes.

•
Swap operations: the main objective of changing the debt index, from floating rates to fixed interest rates or vice versa, exchange of R$ to US$ and vice versa, and neutralizing fluctuations in the EMBR3 share price, with a view to the future settlement of share-based payment plans (Note 26.1). The fair values of these instruments are measured by the future cash flow, determined by applying contractual interest rates to maturity, and discounted to present value at the reporting date by the prevailing market rates.

•
Purchase of sell and buy currency options: in order to protect cash flows for wage costs denominated in R$ against the risk of currency fluctuations. The strategy used by the Company involves a zero-cost
collar, which entails purchasing a put option and selling a call option, contracted with the same counterparty and have a zero-net
premium. The Company adopts the
Black-76
pricing model and observable data to measure the fair value of these instruments.

•
Non-deliverable
forward (NDF): the purpose of protecting the Company against the risks associated with fluctuations in exchange rates. The fair value of these instruments is measured using the discounted cash flow model. Future cash flows are estimated based on future exchange rates observed at the reporting period and future contractual rates, and discounting at current market rates.

•
Eve Holding Inc. issued warrants to give holders the right, but not the obligation, to buy the shares of Eve Holding, Inc. These warrants are financial instruments classified as derivative financial instruments. Changes in the fair value are recognized in profit or loss as financial results.

F-
3
0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Instrument	Notional	Settlement date	12.31.2023	12.31.2022
Cash flow hedge designated as hedge accounting					8.9	2.4

Payroll expenses settled in Brazilian reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.20 and sale of call options at the weighted average exercise price of R$ 6.12	1,471,012	2023	—	2.4
		Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.00 and sale of call options at the weighted average exercise price of R$ 5.55	1,325,000	2024	8.9	—

Fair value hedge designated as hedge accounting					—	0.1

Project development	Interest rate	Interest swap to exchange fixed interest rate debt in Brazilian Reais for a floating rate CDI.	33,136	2023	—	0.1

Others derivatives not designated as hedge accounting					(116.6)	(88.9)

Export	Exchange rate	Non-Deliverable forwards to exchanges euro currency debt to US dollars currency.	48,413	2024	(0.1)	(0.2)
Export	Interest rate	Interest swap to exchange floating interest debt in US dollars for a fixed interest rate.	521,770	2023	—	8.4
Equity	Share price: ticker EMBR3	Equity swap	92,769	2023	—	(1.6)
Equity (i)	Share price: ticker EMBR3	Equity swap	362,878	2024	8.5	—
Equity (ii)	Share price: ticker EVEX	Private warrants	68,989	2027	(14.0)	(3.6)
Equity (ii)	Share price: ticker EVEX	Public warrants	55,674	2027	(11.3)	(2.9)
Equity (iii)	Share price: ticker EVEX	Strategic warrants	185,047	2027	(99.7)	(89.0)

					(107.7)	(86.4)

		Current			17.5	5.4
		Non-current			—	5.7
		Current			(85.7)	(57.4)
		Non-current			(39.5)	(40.1)
		Net derivative financial instruments			(107.7)	(86.4)

(i)
During May and June 2023, the Company entered into an
18-month
swap contract with Banco Santander S.A. in order to stabilize the volatility in the Company’s share price which could affect future settlements of share-based payments (Note 26.1). Under the swap contract, the Company will receive the price variation on 19,556,109 shares issued by the Company and traded on B3 and will pay CDI + 1.73% p.a. on the notional amount. As of December 31, 2023, the Company did not have a margin call related to this operation.

(ii)
Refers to the 11,499,879 (2022: 11,500,000) public warrants and 14,250,000 (2022:
same amount) private warrants issued by Eve Holding, Inc. with an exercise price (strike price) of US$
11.5
(eleven dollars and fifty cents) per share. The exercise period of these warrants will expire on the earlier of May 9, 2027, the date fixed by the issuer to redeem all of the warrants, or the liquidation of the issuer.

Public
warrants are listed and traded on the NYSE under the symbol EVEX.WS, so their fair value is derived directly from observable market prices. The measurement of the fair value of public and private share purchase options is identical since the differences between them do not affect their fair value. In this way, the fair value is calculated based on the unit price of the option multiplied by the number of options.

(iii)	Refers to 37,422,536 (2022: 37,572,536) units of strategic warrants issued by EVE Holding, Inc. under the following conditions:

•
Penny warrants: 20,422,536 (2022: 20,572,536) units with an exercise price of US$ 0.01
(one cent) per share. The measurement of the fair value of this instrument considers the fair value of the EVEX share subtracted from the exercise price. In addition, if the exercise of the warrants is conditional upon the occurrence of future events, the probability of these events is considered an input in the measurement of the fair value.

•
Market warrants: 12,000,000 (2022: same amount) and 5,000,000 (2022: same amount) units with exercise prices of US$ 15.0 (fifteen dollars) and US$ 11.5 (eleven dollars and fifty cents), respectively, per share.

•
Market warrants with an exercise price of US$ 11.5 were estimated using the publicly traded public warrants as the terms are similar. The Company used a modified Black-Scholes model to value the market warrants with an exercise price of US$ 15.0.

F-
3
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Below, the movement of the cash flow hedge with impact on other comprehensive results:

	12.31.2023	12.31.2022
Opening balance	2.8	(1.4)
Changes in the fair value of options:	—	—
Hedging Reserve	7.4	—
Cost of Hedging Reserve	1.6	2.3
Reclassification to result:
Fair value of options	(2.5)	1.2
Other reclassifications	0.8	0.7

Final balance	10.1	2.8

9.	CUSTOMER AND COMMERCIAL FINANCING
See accounting policy in Note 2.3.3.

	12.31.2023	12.31.2022
Aircraft	41.0	70.1
Spare parts	29.8	55.1

	70.8	125.2
Fair value adjustment	(4.6)	—
Expected credit losses	(3.4)	(24.0)

	62.8	101.2

Current	8.4	50.8
Non-current	54.4	50.4
The renegotiation of debt with a customer presented in Note 1.1.5 resulted in the derecognition of existing assets, initially classified in this group of accounts, and in the subsequent recognition of modified assets, which, based on the Company’s business model, are presented as financial investments (Note 6) and measured at fair value through profit or loss.
There
are no overdue balances of the customer financing as of December 31, 2023.
The change in allowance for expected credit losses for the years consisted of the following:

	12.31.2023	12.31.2022	12.31.2021
Beginning balance	(24.0)	(5.7)	(19.1)
(Additions)/Reversal	20.6	(18.3)	13.4

Ending balance	(3.4)	(24.0)	(5.7)

Based
on the Company’s assessment, the highest risk rating for financing customers is B- whose expected credit loss is
 30.3%
in the period.
For
additional information on measuring expected credit losses, see Note 27.1.3
As
of December 31, 2023, the maturity schedules of the long-term customer financing are:

Year
2025	18.3
2026	16.1
2027	11.9
Thereafter 2027	8.1

54.4

F-
3
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

10.	INVENTORIES
See accounting policy in Note 2.3.6

	12.31.2023				12.31.2022
	Gross amount	Loss due to obsolescence	Loss of market value	Total carrying amount	Gross amount	Loss due to obsolescence	Loss of market value	Total carrying amount

Raw materials	1,118.9	(81.7)	—	1,037.2	995.1	(81.8)	—	913.3
Work in process	774.9	—	—	774.9	687.7	—	(4.7)	683.0
Spare parts	477.6	(34.3)	(1.4)	441.9	445.6	(30.5)	(1.0)	414.1
Finished goods (i)	61.6	—	—	61.6	55.4	—	—	55.4
Held by third parties	97.5	(1.3)	—	96.2	79.2	(1.9)	—	77.3
Advances to suppliers	25.4	—	—	25.4	33.8	—	—	33.8
Inventory in transit	155.7	—	—	155.7	116.6	—	—	116.6
Consumption materials	51.7	(8.6)	—	43.1	47.4	(11.9)	—	35.5

	2,763.3	(125.9)	(1.4)	2,636.0	2,460.8	(126.1)	(5.7)	2,329.0

(i)	The following aircraft were held in the finished goods inventory:

•	December 31, 2023: three Phenom 300, one Praetor 500, two Praetor 600.

•	December 31, 2022: two Phenom 300, one Praetor 500, two Praetor 600.
Below, the movement of loss due to reduction in market value:

	12.31.2023	12.31.2022	12.31.2021
Beginning balance	(5.7)	(1.0)	(4.4)
Additions	(0.6)	(5.9)	(13.9)
Disposals	—	1.2	17.3
Reversals	4.9	—	—

Ending balance	(1.4)	(5.7)	(1.0)

Below, the movement of loss due to obsolescence:

	12.31.2023	12.31.2022	12.31.2021
Beginning balance	(126.1)	(150.9)	(210.3)
Additions	(50.5)	(38.4)	(45.6)
Disposals	13.5	54.0	84.0
Reversals	37.5	8.6	17.3
Foreign exchange loss	(0.3)	0.6	1.6
Assets held for sale	—	—	2.1

Ending balance	(125.9)	(126.1)	(150.9)

Provision for obsolescence is recorded for items without activity for over two years and with no planned use in the production program, and to cover expected losses from excess inventories or obsolete work in progress, except for inventories of spare parts, for which the provision is based on technical obsolescence of items without activity for over two years.

F-
3
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

11.	OTHER ASSETS

	12.31.2023	12.31.2022

Taxes recoverable (i)	130.6	141.6
Prepaid expenses	66.5	69.6
Other debtors (ii)	60.9	65.4
Loans granted	60.5	—
Court-mandated escrow deposits (iii)	39.0	26.7
Loan with a joint operation	22.4	26.8
Advances to employees	18.0	15.0
Guarantee deposits	11.8	6.8
Advances for services to be rendered	3.7	9.2
Collateralized accounts receivable	2.9	5.8
Others	37.9	14.6

	454.2	381.5

Current	312.9	246.3
Non-current	141.3	135.2

(i)	Below , the composition of the balance presented as “Taxes recoverable”.

	12.31.2023	12.31.2022

ICMS (State Value-added Tax) and IPI (Excise Tax)	56.0	56.6
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	34.7	63.2
Reintegra (Special regime for exporters)	16.6	—
Value added tax	4.6	7.4
Income tax and social security on net income withheld	7.0	6.2
Advance service tax (ISS- Service tax)	6.3	5.4
Others	5.4	2.8

	130.6	141.6

Current	72.9	76.7
Non-current	57.7	64.9
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
See accounting policy in Note 2.3.1.
12.1 Subsidiaries without
non-controlling
interests
There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of these subsidiaries.

There are inherent risks to the operations of these entities, the most significant of which are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest).

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes.

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations, and

•	Liquidity risk: financial inability to meet financial obligations .
12.2 Subsidiaries with
non-controlling
interests

12.31.2023
Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	46.0	2.3
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	14.5	(0.9)
Embraer CAE Training Services, LLC	United States of America	51.0%	49.0%	29.0	11.0
Embraer CAE Training Services (NL) B.V.	Netherlands	51.0%	49.0%	9.4	(0.6)
Tempest Serviços de Informática S.A.	Brazil	76.6%	23.4%	7.2	21.3
EVE Holding Inc.	United States of America	89.4%	10.6%	11.0	(96.2)
EVE Holding Inc. - Listing Expenses	United States of America	0.0%	100.0%	135.7	—

				252.8

12.31.2022
Entity	Country	Interest Embraer Group	Non-controlling interest		Income (loss)
OGMA - Indústria Aeronáutica de Portugal S.A.	Portugal	65.0%	35.0%	43.5	(19.5)
Visiona Tecnologia Espacial S.A.	Brazil	51.0%	49.0%	14.4	2.5
Embraer CAE Training Services, LLC	United States of America	51.0%	49.0%	33.1	11.8
Tempest Serviços de Informática S.A.	Brazil	61.0%	39.0%	10.0	0.7
EVE Holding Inc.	United States of America	89.7%	10.3%	20.1	(308.5)
EVE Holding Inc. - Listing Expenses	United States of America	0.0%	100.0%	135.7	—

				256.8

The financial p
os
ition of the most significant entities with
non-controlling
interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A. and Eve Holding, Inc. Other entities combined represent less than

5
%
of consolidated profit before taxes.

	OGMA			EVE
	12.31.2023	12.31.2022	12.31.2021	12.31.2023	12.31.2022
Assets	289.5	253.5	259.5	230.1	291.0
Liabilities	158.0	129.1	105.3	126.1	95.9
Shareholders’ equity	131.5	124.4	154.2	104.0	195.1
Net Revenue	250.1	216.5	244.7	—	—
Net income (loss) for the year	2.3	(19.5)	(4.2)	(96.2)	(308.5)

F-
3
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The market
capitalization value of the Company’s interest in Eve Holding is R$ 8,537,076 (2022: R$ 9,072,537), corresponding to 240,899,589 shares, valued at the price of the share on December 31, 2023 on the NYSE (US$ 7.32 / R$ 35.44) (2022: 241,500,000 shares, at the price of share on December 31, 2022 on the NYSE (US$ 7.20 / R$ 37.57).
The market cap for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.
Subsidiaries with
non-controlling
interests are subject to the same risks as the wholly owned subsidiaries.
The Company has significant restrictions on access to cash balances, cash equivalents and financial investments of Eve Holding, Inc. to settle obligations not directly related to the business of Eve Holding, Inc., as defined in the Eve Holding, Inc. shareholders’ agreement (protective law).

13.	RELATED PARTIES
13.1 Related party transactions
The mainly transactions with related parties refer
to:

•
Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies; (ii) balances of financial investments; and (iii) bank deposits.

•
Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies; (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts; (iv) financing for research and product development at market rates for this kind of financing; (v) loans and financing; and (vi) export financing.

•
Profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the Defense & Security market; (ii) financial income and expenses from financial investments and expenses from loans and financing; and (iii) supplementary pension plan.

13.2 Brazilian Federal Government
The Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of December 31, 2023, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A (“BNDESPAR”), a wholly owned subsidiary of the
Banco Nacional do Desenvolvimento Econômico e Social
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
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Below, the balances and results with related
parties:

	12.31.2023
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	209.1	—	73.6	—	15.0	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	1.6	—	626.1	(20.2)	—
Caixa Econômica Federal	0.1	—	—	—	—	—
Comando da Aeronáutica (Brazilian Air Force)	307.9	71.9	—	—	—	8.8
Exército Brasileiro (Brazilian Army)	6.6	8.9	—	—	—	0.1
Embraer Prev - Sociedade de Previdência Complementar	—	0.3	—	—	—	(17.3)
Ez Air Interior Limited	10.8	10.8	11.6	11.6	—	—
Financiadora de Estudo e Projetos – FINEP	—	—	—	—	(0.1)	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	0.1	—	66.5	—	2.6	—
Marinha do Brasil (Brazilian Navy)	2.4	3.8	—	—	—	(1.3)

	537.0	97.3	151.7	637.7	(2.7)	(9.7)

	12.31.2022
	Current		Non-current		Financial	Operating
	Assets	Liabilities	Assets	Liabilities	Results	Results
Banco do Brasil S.A.	329.0	—	73.5	—	6.2	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	1.3	—	300.0	(6.3)	—
Comando da Aeronáutica (Brazilian Air Force)	363.1	59.9	—	—	—	29.6
Exército Brasileiro (Brazilian Army)	5.7	7.9	—	—	—	2.1
Embraer Prev - Sociedade de Previdência Complementar	—	—	—	—	—	(9.7)
Ez Air Interior Limited	5.2	5.2	21.7	21.7	—	—
Financiadora de Estudo e Projetos – FINEP	—	6.4	—	—	(0.4)	—
FIP Aeroespacial	—	—	—	11.2	—	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	0.1	—	66.5	—	2.5	—
Marinha do Brasil (Brazilian Navy)	1.7	1.8	—	—	—	(1.4)

	704.8	82.5	161.7	332.9	2.0	20.6

	12.31.2021
	Financial	Operating
	Results	Results
Banco do Brasil S.A.	(1.8)	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(6.2)	—
Comando da Aeronáutica (Brazilian Air Force)	—	(42.0)
Marinha do Brasil (Brazilian Navy)	—	(2.0)
Embraer Prev - Sociedade de Previdência Complementar	—	(12.0)
Exército Brasileiro (Brazilian Army)	—	3.3
Financiadora de Estudo e Projetos – FINEP	(0.7)	—

	(8.7)	(52.7)

13.3 Remuneration of key management personnel
The remuneration of key Administration personnel comprises:

			12.31.2023	12.31.2022	12.31.2021
Short-term benefits	(i	)	8.5	8.5	6.1
Share based payment	(ii	)	2.7	(1.0)	2.4

Total remuneration			11.2	7.5	8.5

(i)	Includes wages, salaries, profit sharing, bonuses, and indemnities, as well as the compensation of external members engaged in the statutory advisory committees.
(ii)	Share-based remuneration increased in 2023 with the appreciation of Embraer’s virtual shares in the market (Note 26) and reduced in 2022 due to the devaluation of shares in that period.
The Company considers as key management personnel the members of the statutory Board of Directors and statutory Executive Directors.

14.	PROPERTY, PLANT AND EQUIPMENT
See accounting policy in Note 2.3.8.

F-
3
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2023
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total

Cost
At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8
Additions	—	2.8	—	29.9	1.1	0.2	—	2.8	13.4	0.6	106.9	81.0	238.7
Disposals	—	(1.3)	(0.4)	(29.0)	(4.0)	(1.4)	—	(16.8)	(5.4)	—	(21.0)	—	(79.3)
Reclassifications*	—	9.2	0.4	5.8	0.3	1.1	—	0.4	0.2	—	(15.6)	(17.4)	(15.6)
Translation adjustments	—	0.9	0.3	2.6	0.2	0.1	—	0.7	—	—	9.7	6.0	20.5

At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1

Accumulated depreciation
At December 31, 2022	—	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	—	(1,398.6)
Depreciation	—	(18.9)	(2.8)	(25.0)	(2.6)	(0.5)	(0.2)	(3.1)	(21.9)	(0.6)	(16.0)	—	(91.6)
Disposals	—	0.8	0.1	19.6	3.7	1.4	—	15.9	5.3	—	8.7	—	55.5
Reclassifications*	—	—	—	—	—	—	—	—	—	—	0.3	—	0.3
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	(0.2)	(0.1)	(1.4)	(0.2)	(0.1)	—	0.1	—	—	(4.0)	—	(5.9)

At December 31, 2023	—	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	—	(1,441.4)

Net
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	—	498.1	51.5	1,649.2
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	—	8.4	217.8	—	567.1	121.1	1,770.7

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

F-
39

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

F-
4
0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

15.	INTANGIBLE ASSETS
See accounting policy in Note 2.3.9.

			12.31.2023
			Internally developed					Acquired from third party
			Commercial	Executive	Defense & Security	Service & Support	Others	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2022			1,274.4	1,544.6	132.4	9.0	4.6	302.0	22.3	10.6	3,299.9
Additions	(i	)	36.9	58.8	26.1	22.0	45.5	2.8	—	—	192.1
Disposals			—	—	—	—	(8.6)	(3.4)	—	(1.6)	(13.6)
Reclassifications			—	—	(13.6)	—	13.6	—	—	—	—
Translation adjustments			—	—	1.0	—	1.7	0.2	1.5	—	4.4

At December 31, 2023			1,311.3	1,603.4	145.9	31.0	56.8	301.6	23.8	9.0	3,482.8

Accumulated amortization
At December 31, 2022			(81.1)	(663.0)	(51.9)	—	(2.4)	(253.1)	—	(1.9)	(1,053.4)
Amortization			(58.2)	(43.9)	(3.4)	—	(1.5)	(24.0)	—	(0.9)	(131.9)
Amortization of contribution from suppliers			19.5	10.3	—	—	—	—	—	—	29.8
Disposals			—	—	—	—	2.3	3.4	—	0.3	6.0
Reclassifications			—	—	2.7	—	(2.7)	—	—	—	—
Interest on capitalized assets			—	(1.3)	—	—	—	—	—	—	(1.3)
Translation adjustments			—	—	(0.2)	—	(0.5)	(0.3)	—	—	(1.0)

At December 31, 2023			(119.8)	(697.9)	(52.8)	—	(4.8)	(274.0)	—	(2.5)	(1,151.8)

Intangible, net
At December 31, 2022			1,193.3	881.6	80.5	9.0	2.2	48.9	22.3	8.7	2,246.5
At December 31, 2023			1,191.5	905.5	93.1	31.0	52.0	27.6	23.8	6.5	2,331.0

(i)
Of the total additions, US$
42.4
 million corresponds to costs incurred in the development of the electric vehicle and vertical landing (“eVTOL”) by EVE since August 2023, when the relevant stages in the development process have been reached.

	12.31.2022
	Internally developed					Acquired from third party
	Commercial	Executive	Defense & Security	Service & Support	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2021	1,234.2	1,405.8	55.8	—	4.6	11.8	310.6	21.4	169.6	3,213.8
Additions	40.4	48.6	13.7	9.0	—	—	4.1	—	4.0	119.8
Disposals	—	—	—	—	—	—	(1.6)	—	(5.3)	(6.9)
Reclassifications	(0.2)	90.2	62.0	—	—	(11.8)	(10.1)	—	(157.7)	(27.6)
Translation adjustments	—	—	0.9	—	—	—	(1.0)	0.9	—	0.8

At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	—	302.0	22.3	10.6	3,299.9

Accumulated amortization
At December 31, 2021	(80.1)	(617.4)	(43.9)	—	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)
Amortization	(31.6)	(42.9)	(2.4)	—	(0.6)	—	(25.6)	—	(0.6)	(103.7)
Amortization of contribution from suppliers	10.2	10.9	—	—	—	—	—	—	—	21.1
Disposals	—	—	—	—	—	—	1.6	—	1.1	2.7
Reclassifications	20.4	(12.2)	(5.2)	—	—	3.6	4.1	—	17.0	27.7
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	—	(1.4)
Translation adjustments	—	—	(0.4)	—	—	—	1.0	—	—	0.6

At December 31, 2022	(81.1)	(663.0)	(51.9)	—	(2.4)	—	(253.1)	—	(1.9)	(1,053.4)

Intangible, net
At December 31, 2021	1,154.1	788.4	11.9	—	2.8	8.2	76.4	21.4	150.2	2,213.4
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.2	—	48.9	22.3	8.7	2,246.5

F-
4
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2021
	Internally developed				Acquired from third party
	Commercial	Executive	Defense & Security	Others	Development	Software	Goodwill	Others	Total
At December 31, 2020	1,126.0	1,339.8	52.0	4.6	10.7	308.1	21.7	136.7	2,999.6
Additions	108.2	16.6	3.8	—	1.6	6.3	—	30.0	166.5
Disposals	—	—	—	—	—	(1.1)	—	—	(1.1)
Impairment	—	49.0	—	—	—	—	—	4.1	53.1
Interest on capitalized assets	—	0.4	—	—	—	—	—	—	0.4
Translation adjustments	—	—	—	—	(0.5)	(1.9)	(0.3)	(1.2)	(3.9)
Assets held for sale	—	—	—	—	—	(0.8)	—	—	(0.8)

At December 31, 2021	1,234.2	1,405.8	55.8	4.6	11.8	310.6	21.4	169.6	3,213.8

Accumulated amortization
At December 31, 2020	(60.5)	(589.0)	(43.5)	(1.5)	(3.6)	(212.4)	—	(13.5)	(924.0)
Amortization	(19.6)	(34.9)	(0.4)	(0.3)	—	(25.1)	—	(6.3)	(86.6)
Amortization of contribution from suppliers	—	10.1	—	—	—	—	—	—	10.1
Disposals	—	—	—	—	—	1.0	—	—	1.0
Impairment	—	(2.3)	—	—	—	—	—	—	(2.3)
Interest on capitalized assets	—	(1.3)	—	—	—	—	—	—	(1.3)
Translation adjustments	—	—	—	—	—	1.6	—	0.4	2.0
Assets held for sale	—	—	—	—	—	0.7	—	—	0.7

At December 31, 2021	(80.1)	(617.4)	(43.9)	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)

Intangible, net
At December 31, 2020	1,065.5	750.8	8.5	3.1	7.1	95.7	21.7	123.2	2,075.6
At December 31, 2021	1,154.1	788.4	11.9	2.8	8.2	76.4	21.4	150.2	2,213.4

16.	IMPAIRMENT OF NON-FINANCIAL ASSETS
See accounting policy in Note 2.3.10.
The impairment tests performed, the Company did not iden
ti
fy scenarios of devaluation or reversal of impairment losses.
Except for the sensitivity analysis presented below for two of the CGUs of the Company, the remaining CGUs present headroom in a range between approximately 26% to 8,997% when comparing the recoverable amount measured by its value-in-use
and carrying amount at the reporting date. Therefore, Management concludes there is no significant risk of impairment loss in these CGUs, considering the assumptions applied in the sensitivity analysis of this reporting period.
The sensitivity analysis presented demonstrates how variation in certain key assumptions in the impairment test of the main CGUs of the Company would change the tests carried out.
E2 Platform (Commercial Aviation)

Key assumption	Factor	Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 2045 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause reduction in the CGU headroom from US$ 329 to US$ 210

Discount rate	9.9%	100bps	Increase of 100bps in the discount rate would cause reduction in the CGU headroom from US$ 329 to US$ 234

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 4.8413	10%	Reduction of 10% in foreign exchange rate (US$/R$) would cause impairment losses of US$ 108
The impacts over future cash flows related to the decision to pause for three years in the development of the
E175-E2
aircraft, approved by the Board of Directors on February 18, 2022, was considered by Management in the impairment test of the E2 Platform CGU as of December 31, 2023, and did not result in impairment
losses.

F-
4
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

E1 - Cargo (Services & Support)

Key assumption	Factor	Sensitivity	Impact in impairment test
Estimated aircraft deliveries during the useful life of platform up to 2033 and keeping current market share	—	5%	Negative changes of 5% in the estimated volume of deliveries would cause impairment losses of US$ 2.

Discount rate	9.9%	100bps	Increase of 100bps in the discount rate would cause a reduction in the CGU headroom from US$ 7 to US$ 4

Foreign exchange rate (US$/R$) – rate applied to translate cash flows generated in foreign currency (R$) to the functional currency (US$)	R$ 4.8413	10%	Reduction of 10% in the foreign exchange rate (US$/R$) would cause reduce reduction in the CGU headroom from US$ 7 to US$ 2.
16.1 Key assumptions of impairment test

•
The Company identified three new cash-generating units fo
r
 the period ending December 31, 2023. The new CGUs: EVTOL. UATM and S&S are related to the “Others” business unit and are focused on the development of electric vertical takeoff and landing aircraft (eVTOL), the Urban Air Mobility (UATM) business and services to facilitate Urban Air Mobility operations ( UAM), including Maintenance, Repair and Overhaul (MRO) services, materials and logistics, technical services, training services for
pilots and mechanics, and additionally ground handling services and data services (S&S).

•
Future cash flows were projected for a period of 7 years (2024 to 2030) and discounted using a weighted average cost of capital (WACC) rate, reconciled to an estimated pre-tax
rate of 9.9% on December 31, 2023, and 2022.

•
Part of the future cash flows were budgeted in reais and translated to the Company’s functional currency (U.S. dollar) based on the observable rate on December 31, 2023 of R$ 4.8413. The 7.2% appreciation of the Real against the U.S. dollar in 2023 did not have a significant impact on future cash flows.

17.	TRADE ACCOUNTS PAYABLE
See accounting policy in Note 2.3.3.

	12.31.2023	12.31.2022
Foreign suppliers	420.4	355.5
Domestic suppliers	175.7	162.6
Risk partners	190.9	221.4

	787.0	739.5

F-
4
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

18.	TRADE ACCOUNTS PAYABLE – SUPPLIER FINANCE ARRANGEMENTS
See accounting policy in Note 2.3.3.
The Company has entered into agreements with financial institutions with the purpose of carrying out commercial operations with domestic and foreign suppliers. During these transactions, suppliers can exclusively transfer at their discretion, the right to receive the invoices issued against the Company to these financial institutions, which in turn comes to be the creditor of discounted instruments. The suppliers that carry out this operation receive the resources before the commercial term of the security, discounting the costs and financial charges of the transaction.
This operation does not significantly alter the prices and commercial conditions negotiated with suppliers, nor are there any financial charges for the Company.
On December 31, 2023, the amount payable by the Company arising from these operations is US$ 37.6 (2022: US$ 27.5), with an average payment term of 104 days (2022: 89 days).

19.	LOANS AND FINANCING
See accounting policy in Note 2.3.3.

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity			12.31.2023	12.31.2022

Guaranteed Notes	US$	5.70% p.a.	7.29% p.a.	2023			—	204.9
		5.05% p.a.	5.14% p.a.	2025	(i	)	—	957.0
		5.40% p.a.	5.45% p.a.	2027	(i	)	532.9	744.9
		6.95% p.a.	7.13% p.a.	2028	(i	)	491.2	729.5
		7.00% p.a.	7.18% p.a.	2030	(ii	)	760.3	—
Working capital	US$	4.35% p.a. to 4.50% p.a.	4.35% p.a. to 4.50% p.a.	2030			25.2	24.4
		Libor 1M + 1.30% p.a.	Libor 1M + 1.30 % p.a.	2023			—	8.4
		SOFR 6M + 0.75% p.a.	SOFR 6M + 3.02% p.a.	2029			44.1	57.1
		SOFR 6M + 0.75% p.a.	SOFR 6M + 3.02% p.a.	2030			13.5	—
		SOFR 6M + 0.50% p.a.	SOFR 6M + 3.24% p.a.	2025			22.4	—
		SOFR 6M + 2.60% p.a.	SOFR 6M + 2.60% p.a.	2027			102.4	101.9
	Euro	Euribor 1M + 1.40% p.a.	Euribor 1M + 1.40% p.a.	2024			2.9	1.1
		Euribor 12M + 1.31% p.a	Euribor 12M + 1.31% p.a	2026			2.3	4.4
		4.78% p.a. to 5.53% p.a.	4.78% p.a. to 5.53% p.a.	2024			30.7	26.9
Export financing	US$	5.43% p.a.	5.43% p.a.	2027			401.0	—
		Libor 3 M +1.76% p.a.	Libor 3 M +1.76% p.a.	2023			—	301.3
		SOFR 12M + 1.77% p.a.	SOFR 12 M + 1.89% p.a.	2028			165.8	—
		4.99% p.a.	5.84% p.a.	2028			30.5	—
		5.44 % p.a.	6.29 % p.a.	2028			170.0	—
		5.92 % p.a.	6.15 % p.a.	2026			30.5	—
Property, plant and equipment	US$	SIFMA	SIFMA	2035			20.5	21.1
Projects		5.64% p.a. a 5.77% p.a	5.91% p.a. to 6.05% p.a.	2035			12.7	—
Others		10.5% p.a.	10.5% p.a.	2028			10.0	10.0
							2,868.9	3,192.9

Working capital	R$	CDI + 2.60% p.a.	CDI + 2.60% p.a.	2026			4.3	4.0
								—
Projects	R$	3.50% p.a.	3.50% p.a.	2023			—	6.3
		4.55% p.a.	4.66% p.a.	2035			13.2	—

							17.5	10.3

Total							2,886.4	3,203.2

Current							127.1	308.5
Non-current							2,759.3	2,894.7

(i)
In June 2023, the Company initiated a public offer to repurchase outstanding notes remunerated at 5.05% p.a. and maturity in 2025, issued by Embraer Netherlands Finance B.V. The public offering was closed with the receipt of valid offers totaling US$ 536.2 and payment made in July 2023.

In July 2023
, the Company announced a repurchase offer to acquire the outstanding notes maturing in 2025, 2027 and 2028 and yielding
5.05
% p.a.,
5.40
% p.a. and
6.95
% p.a., respectively.
In August 2023, the anticipated result of the offer was announced, consisting of the receipt of valid offers totaling US$
39.1
, US$
204.3
, and US$
189.3
for notes 2025, 2027 and 2028, respectively. Payment was made on August 10, 2023. In the same month, the Company finalized the offer with the additional redemption of US$
7.9
, US$
1.6
, and US$
0.4
for notes 2025, 2027 and 2028, respectively.

F-
4
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Still in August 2023, the Company announced the total repurchase of notes in circulation due in 2025, in the amount of US$
369.6
, leaving no further obligation of the Company towards the investor. Payment was made in September 2023.

(ii)
In July 2023, Embraer Netherlands Finance B.V. raised funds through the issuance of guaranteed bonds in the amount of US$
750.0
and due on July 28, 2030. The operation is fully and unconditionally guaranteed by the Company.

As of December 31, 2023, the maturity schedule for loans and financing classified as non-current
is:

2025	27.5
2026	47.2
2027	1,035.7
2028	861.0
After 2028	787.9

2,759.3

19.1 Interest and guarantees
As a guarantee for part of the Company’s financing, properties, improvements, machinery, equipment, and bank guarantees were offered in the total amount of US$
799.8
(2022: US$
470.8
). For the financing of subsidiaries, guarantees were created in the form of financial guarantees and endorsement from
Embraer S.A.,

which totaled the amount of US$
1,998.9
(2022: US$
3,107.7
).
19.2 Restrictive clauses
Loans and financing contracts are subject to restrictive clauses and include restrictions on the creation of new liens on assets, significant changes in the Company’s share control and significant sale of assets.
The financing contract signed between the Company and BNDES, in December 2022, has a restrictive financial covenant. As of December 31, 2023, the Company was in compliance with the restrictive clause and the next mandatory measurement of the indicator will be done at the end of 2024.

F-
4
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

20.	SUPPLEMENTAL CASH FLOW INFORMATION
20.1 Reconciliation of debt with cash flows arising from financing activities

	Loans and financing	Lease liabilities	Total
At December 31, 2022	3,203.2	70.9	3,274.1
Proceeds	2,000.7	—	2,000.7
Payments	(2,331.9)	(13.7)	(2,345.6)

Cash flow from financing activities	(331.2)	(13.7)	(344.9)
Others
Interest payment	(172.8)	—	(172.8)
Interest expense	183.0	4.2	187.2
Exchange rate variation and conversion adjustments	2.5	(6.1)	(3.6)
Addition - Lease Liabilities	—	41.9	41.9
Disposals - Lease Liabilities	—	(1.2)	(1.2)
Others	1.7	—	1.7

At December 31, 2023	2,886.4	96.0	2,982.4

Current	127.1	13.8
Non-current	2,759.3	82.2

	2,886.4	96.0

20.2 Transactions not affecting cash and cash equivalents

	12.31.2023	12.31.2022	12.31.2021
Non-cash investing transactions
Write off on Property, plant and equipment by transfer to pool parts inventory	(15.6)	(27.2)	(23.2)

21.	OTHER PAYABLES

			12.31.2023	12.31.2022
Provisions related to payroll			123.0	100.7
Provision for employee profit sharing			66.2	51.3
Long-term incentive	(i	)	45.4	34.0
Other accounts payable	(ii	)	45.5	33.6
Non-controlling purchase options - EVE	(iii	)	24.0	30.0
Mutual with jointly controlled operation			22.4	26.8
Commission payable			10.4	16.0
Contractual obligations	(iv	)	15.8	22.3
Non-controlling purchase options - Tempest	(v	)	15.1	31.0
Brazilian air force			7.7	2.6
Insurance			4.9	6.1
Recourse and non-recourse debt			2.9	5.8
Facility accounts payable			2.4	1.9
Training simulator			2.0	5.9
Accounts payable from financial guarantees			—	3.0

			387.7	371.0

Current			332.3	319.9
Non-current			55.4	51.1

(i)	Refers to the fair value of liabilities for share-based payment plans (Note 26) and charges.
(ii)	Represents, substantially, the provision for expenses already incurred as of the reporting date and for which payments are made during the following month.
(iii)	Refers to put options, issued by the Company, which grant some minority shareholders of EVE Holding, Inc. the right, but not the obligation, to sell the shares they own in EVE Holding, Inc.
(iv)	Represents amounts recorded regarding contractual obligations assumed by the Company in contracts with customers mainly related to commercial concessions and costs to obtain contracts.

F-
4
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(v)
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
non-controlling
shareholders.

22.	TAXES AND PAYROLL CHARGES PAYABLE

			12.31.2023	12.31.2022
INSS (social security contribution)	(i	)	32.1	30.9
IRRF (withholding tax)			13.6	11.8
PIS and COFINS			0.7	2.0
IPI (manufacturing tax)			1.3	0.7
FGTS (government employee severance indemnity fund)			4.6	3.9
Others			8.6	11.1

			60.9	60.4

Current			42.6	47.2
Non-current			18.3	13.2

(i)
The Company is applying for a court decision (judicially and/or administratively) the incidence of social contributions on: 1/3 of vacation and other compensation payments, and the right of not to pay social security contributions according to the system established by Law 12
.
546
/
2011 in the year 2018 for one of its subsidiaries. The amount involved and respectively provisioned is US$

18.2 (2022: US$

14.1).

23.	INCOME TAXES
See accounting policy in Note 2.3.7.
23.1 Deferred income tax
and
social contribution
The components of deferred tax assets and liabilities are shown below:

			12.31.2023	12.31.2022
Temporarily non-deductible provisions	(i	)	167.0	111.8
Tax loss carryforwards			1.1	16.6
Functional currency effect of the non monetary assets	(ii	)	(316.5)	(428.8)
Gains not realized			33.0	20.8
Effect of differences by fixed asset			(55.1)	(39.0)
Other differences between basis: account x tax	(i i i	)	3.5	(3.9)

Deferred tax assets (liabilities), net			(167.0)	(322.5)

Total deferred tax asset			137.7	48.1
Total deferred tax liability			(304.7)	(370.6)

(i)
Temporarily
non-deductible
provisions include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash-settled, and other differences which will be included or excluded in income tax calculation when realized for fiscal purposes.

(ii)
As the tax basis for the majority of the Company’s assets and liabilities is maintained in reais and the accounting basis is measured in US$ (functional currency), the fluctuations in the exchange rate significantly impacted the tax basis and, in turn, the deferred income tax.

(iii)	Refers to differences between the accounting and tax bases of assets and liabilities, such as adjustments to contract revenues, borrowing costs, impairment, among others.

F-
4
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Below, the movement of deferred taxes that affected the result:

	From the statement of income	Other comprehensive income	Total

At December 31, 2020	(418.8)	48.7	(370.1)

Temporarily non-deductible provisions	21.6	—	21.6
Tax loss carryforwards	6.6	—	6.6
Functional currency effect of the non-monetary assets	(19.8)	—	(19.8)
Gains not realized	0.2	—	0.2
Effect of differences by fixed asset	(35.5)	—	(35.5)
Differences between basis: account x tax	(11.5)	2.0	(9.5)
Discontinued operation	(1.7)	—	(1.7)

At December 31, 2021	(458.9)	50.7	(408.2)

Temporarily non-deductible provisions	(43.5)	—	(43.5)
Tax loss carryforwards	9.5	—	9.5
Functional currency effect of the non-monetary assets	100.3	—	100.3
Gains not realized	6.1	—	6.1
Effect of differences by fixed asset	(17.6)	—	(17.6)
Differences between basis: account x tax	32.0	(1.1)	30.9

At December 31, 2022	(372.1)	49.6	(322.5)

Temporarily non-deductible provisions	55.2	—	55.2
Tax loss carryforwards	(15.5)	—	(15.5)
Functional currency effect of the non-monetary assets	112.3	—	112.3
Gains not realized	12.2	—	12.2
Effect of differences by fixed asset	(16.1)	—	(16.1)
Other differences between basis: account x tax	4.5	2.9	7.4

At December 31, 2023	(219.5)	52.5	(167.0)

23.2 Recoverability of deferred tax assets
On December 31, 2023, the Company did not recognize deferred tax assets in the amount of US$ 85.9, US$ 2.4 related to temporary differences and US$ 83.5 related to tax losses (2022: US$ 79.2, US$ 0.9 related to temporary differences and US$ 78.3 of tax losses).
23.3 Reconciliation of income tax expense

			12.31.2023	12.31.2022	12.31.2021
Income (loss) before income tax			120.7	(205.8)	27.4

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%			(41.0)	70.0	(9.3)

Tax on profits of overseas subsidiaries			(8.2)	(76.8)	(92.1)
Transfer Pricing and Thin Capitalization			(1.5)	(2.6)	(36.3)
Functional currency effect of the non-monetary assets			132.4	134.4	(60.0)
Research and development tax incentives			16.6	4.0	1.2
Equity in the earnings of subsidiaries			3.8	2.7	0.4
Non-reconized DTA on tax losses carryfoward			(40.4)	(125.4)	(68.2)
Diferent tax rates in subsidiaries			110.5	33.2	28.2
Other differences between accounting and fiscal basis	(i	)	(128.6)	(37.2)	165.2

			84.6	(67.7)	(61.6)

Income tax and social contribution income (expense) benefit as reported			43.6	2.3	(70.9)

Current income tax and social contribution expense as reported			(109.0)	(84.5)	(32.5)
Deferred income tax and social contribution income (expense) benefit as reported			152.6	86.8	(38.4)
Effective rate			36.1%	-1.1%	-258.8%

(i)	Refers substantially to the variation on the exchange rate on the conversion of the P&L accounts, the effects of which are neutralized for tax purposes.

F-
4
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.4 Uncertainty over income tax treatments
The Company and its subsidiaries held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income tax and social contribution on net income. The prognostic assessment was that the chosen tax positions will probably be accepted by the authorities, based on internal and external evaluation by legal advisors, except for a lawsuit that discusses a notice of infraction that disallowed the compensation of CSLL with income tax credit paid abroad. The process is currently awaiting a decision from the Tribunal Regional Federal (TRF) for the 3rd region, of the Company’s appeal. To this process, the Company recognized a provision in the amount of US$ 4.7 (2022: US$ 4.0). Other subsidiaries also have amounts with certain uncertainty in the calculation of income taxes, in the amount of US$ 0.4.
23.5 Global Model
Anti-Tax
Base Erosion Rules (Pillar 2)
The Pillar 2 legislative framework proposed by the Organization for Economic
Co-operation
and Development (“OECD”) applies to multinational groups whose consolidated revenue is greater than, or equal, to EUR 750 million in at least two
of the last 4 years. This proposed legislation suggests that, if an entity in a consolidated group has an effective tax rate lower than 15%, additional taxation could be imposed on undertaxed profits.
For such rules to take effect, different countries around the world need to introduce them into their domestic legal systems. In May 2023, the IASB issued the International Tax Reform—Pillar 2 Model Rules (complement to IAS12), which introduced a mandatory temporary exception for the recognition of deferred taxes that originate from legislation that implements global minimum taxation. This supplement also requires entities to make new disclosures as of December 31, 2023.
The Company is present in France, Ireland, Spain, Switzerland, the Netherlands, and the United Kingdom, which have introduced new legislation to implement the aforementioned global minimum taxation, and which may affect the Company in the future. In all these countries, the new legislation introduced takes effect only from January 1, 2024, without any impact on the Company’s income tax position for the year 2023.
The Company is developing detailed analyses of the new rules introduced with the support of external consultants to identify potential future impacts for the years 2024 onwards and based on guidelines published by the OECD, as well as the countries in which the Company has a presence.
Until the date of authorization for issuing these consolidated financial statements, based on an initial assessment performed with the latest available information, the Company does not expect to have material impacts from the recently introduced legislation and, therefore, has not recognized any impact on its current or deferred income tax position.

24.	PROVISIONS AND CONTIN G ENT LIABILITIES
See accounting policy in Note 2.3.13 and 2.3.14.
24.1 Provision

	Note	12.31.2022	Additions	Disposals	Reversals	Interests	Translation adjustments	12.31.2023
Product warranties		77.6	40.6	(27.3)	(18.6)	—	0.9	73.2
Provisions for labor, taxes and civil	24.1.1	58.6	11.5	(6.6)	(17.6)	7.9	4.6	58.4
Taxes		44.6	8.1	(22.3)	—	—	5.4	35.8
Post retirement benefits	25.1	36.1	—	—	—	9.1	2.8	48.0
Provision of third-party materials		25.3	3.3	—	—	—	—	28.6
Others		34.5	8.8	—	—	—	0.9	44.2

		276.7	72.3	(56.2)	(36.2)	17.0	14.6	288.2

Current		126.5						114.7
Non-current		150.2						173.5
The amounts provisioned reflect the best estimate that the Company has to measure the outflow of resources that is expected to occur.

F-
49

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.1.1 Labor, tax and civil provisions

			12.31.2023	12.31.2022
Tax related	(i	)
IRRF			11.2	8.3
PIS and COFINS			2.6	2.8
Social security contributions			2.0	1.8
Import taxes			0.7	0.6
IOF			3.7	3.3
Others			1.5	3.2

			21.7	20.0
Labor related
Plurimas 461/1379	(ii	)	—	0.6
Class action 1379/1991	(ii	)	0.1	7.6
Reintegration	(iii	)	17.5	11.3
Overtime			6.3	5.0
Dangerousness			1.7	2.4
Insalubrity			3.2	0.2
Indemnity			3.4	4.2
Third parties			0.6	3.0
Others			3.7	4.1

			36.5	38.4
Civil related
Indemnity			0.2	0.2
			0.2	0.2

			58.4	58.6

Current			8.4	18.7
Non-current			50.0	39.9

(i)	The Company discusses certain tax issues administratively or judicially, the most relevant of which are:

•
Non-payment
of Income
Imposto de Renda Retido na Fonte
(Brazilian “IRRF”) on the transfer of certain amounts abroad. The Company obtained a favorable decision and the Union’s Special Appeal is awaiting judgment.

•	Appropriation of extemporaneous Programa de Integração Social (Brazilian “PIS”) and Contribuição para o Financiamento da Seguridade Social (Brazilian “COFINS”) credits under the non-cumulative regime.

•	Retention of 11% contribution to the Instituto Nacional do Seguro Social (Brazilian “INSS”) to be applied to payments for hiring third parties.

•	Import tax resulting from differences regarding the tax classification of certain products.

•	Notice of Infraction drawn up to claim tax credit relating to Imposto Sobre Operações Financeiras (Brazilian “IOF”) on loan remittances abroad.

(ii)
Labor cases related to the class actions filed by the São José dos Campos Metalworkers’ Union (“SJK Union”), which represents the replaced employees, claiming wage adjustments and productivity payments on salaries for the months of November and December 1990. In May 2023, the Company and the SJK Union ratified an agreement to settle the case in the amount of US$ 4.3, which was paid in the same month. The labor cases related to the class action have been closed. The class action will remain ongoing for a period of one year from the date of the agreement, so that any questions raised by the replaced employees can be assessed.

(iii)	It refers to labor lawsuits from former employees claiming reintegration with the Company.

F-
5
0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.2 Contingent liabilities
Contingent tax liabilities related to administrative and judicial proceedings whose probability of loss is considered possible are presented in the following table:

Tax group			12.31.2023	12.31.2022
IRPJ e CSLL	(i	)	126.5	277.2
ISS	(ii	)	73.4	63.7
Social Security	(iii	)	66.2	15.0
PIS e COFINS	(iv	)	39.0	38.0
Isolated penalty	(v	)	—	26.9
Others			16.4	14.4

Total			321.5	435.2

The main values shown above substantially correspond to:

(i)
Discussion about taxation, in the context of Provisional Measure
No. 2.158-35/2001,
of profits earned by subsidiaries located abroad, questioned in several administrative and judicial proceedings at different stages. The reduction in 2023 is mainly due to the final success in an administrative process that involved issues of transfer pricing in loans between associates, equity equivalence, tax treatment of contributions from partners, among others.

(ii)	Tax assessment notice drawn up by the municipality of São José dos Campos to collect Services Tax of Any Kind (Brazilian “ISS”) allegedly due in the period from July 1, 2010 to July 1, 2015.
(iii)
Legal process that aims to recognize the Company’s right to collect the Social Security Contribution on Gross Revenue in the manner provided for by Law No. 12,546/2011 in the period from July to December 2017. The increase in 2023 is mainly due to the review of the estimated outcome of the process, which changed from probable to possible.

(iv)	Unapproved compensation requests, the collections of which are embodied in various administrative processes at different stages.
(v)
Processes for charging isolated fines in
non-approved
compensations. The reduction in 2023 is mainly due to the review of prognoses, from possible to remote, as well as the final success in several processes that charged an isolated fines, in line with the jurisprudence established by the Brazilian Federal Supreme Court.

Furthermore, as of December 31, 2023, the Company has contingent liabilities related to several labor lawsuits totaling US$ 27.2 (2022: US$ 24.0).
The Company has a legal dispute with Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos (“Conviasa”), an airline controlled by the government of Venezuela, which alleges violation by Embraer of contractual obligations that were not complied with by Embraer to comply with US export control and sanctions regulations. The amount in dispute is yet to be determined as Conviasa is still pending to produce evidence and proof of the alleged damages. The dispute is still at an early stage, and Management, based on its assessment and assisted by legal advisors, evaluated the outcome of this dispute as possible.
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
to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in October 2016, related to civil and criminal violations of the Foreign Corrupt Practices Act or FCPA. The Directorate of Enforcement in India initiated a criminal case against Embraer and some of its subsidiaries, as well as other individuals and entities not related to Embraer. Embraer and its subsidiary ECC Investment Switzerland AG are parties to this criminal case, have been served in November 2021 and are duly represented on the records.

F-
5
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company is not aware of other relevant cases involving Embraer and its subsidiaries other than mentioned above that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016. As of December 31, 2023, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.
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

25.	POST-RETIREMENT BENEFITS
See accounting policy in Note 2.3.15.

			12.31.2023	12.31.2022
Medical benefits plan Brazil	(i	)	46.1	34.2
Medical benefits plan subsidiaries abroad	(ii	)	1.9	1.9

Post-retirement benefits			48.0	36.1

25.1 Post-retirement healthcare benefits
(i) The Company provided healthcare plan for employees in Brazil, which based on its conditions, is classified as a post-employment benefit. Under this healthcare plan, employees who retire from the Company have the option of remaining in the plan, contributing the full amount charged by the insurance company. However, due to certain rules for increases under Brazilian law, there could be times the contribution made by the retired employees is insufficient to cover the medical plan costs, which would represent exposure for the Company.
(ii) Embraer Aircraft Holding, Inc. sponsors a post-retirement healthcare plan for employees hired up to 2007.

25.2 Defined contribution pension plan
The Company and certain subsidiaries in Brazil sponsor a defined contribution pension plan for their employees, participation in which is optional. In 2023, the Company’s contributions to the plan total US$ 17.3 (2022: US$ 9.7 and 2021: US$ 12.0).

F-
5
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.	SHARE-BASED PAYMENT
See accounting policy in Note 2.3.15.
26.1 Cash-settled share-based paym
e
nt transactions
Below, the position of outstanding shares granted:

		12.31.2023				12.31.2022
Date of grants	Right of acquisition date	Amount of shares granted	Fair value on grant date in (R$) (i)	Amount of share outstanding (ii)	Fair value of liability in US$ (iii)	Amount of share outstanding (ii)	Fair value of liability in US$ (iii)

04.12.2018	— (iv)	1,622,986	35.2	—	—	167,347	0.4
03.12.2019	03.12.2024 (v)	1,349,153	26.0	159,471	0.8	323,415	0.8
03.24.2020	03.24.2025 (v)	1,633,741	27.7	293,810	1.4	1,157,029	3.0
11.13.2020	— (iv)	6,530,000	43.6	—	—	4,326,111	11.3
03.18.2021	03.18.2024 (v)	2,181,442	24.6	1,851,098	9.0	1,293,066	3.4
03.11.2022	03.11.2025 (v)	2,292,434	40.4	1,258,779	6.1	631,352	1.7
09.05.2022	09.05.2027 (vi)	13,621,919	187.1	4,537,104	9.9	2,074,484	5.4
11.18.2022	11.18.2026 (vi)	4,494,033	78.7	1,717,621	4.0	542,908	1.4
03.09.2023	03.09.2026 (v)	3,471,772	56.7	936,998	4.5	—	—
09.13.2023	09.13.2027 (vi)	1,802,095	33.3	147,647	0.7	—	—

				10,902,528	36.4	10,515,712	27.4

(i)
Refers to the fair value on the grant-date. The fair value of the share on the grant-date is determined based on the average price of the last
30
trading sessions (based on the EMBR3 shares listed in the Brazilian
Stock Exchange - B3).

(ii)	Corresponds to the quantity of virtual shares allocated proportionally in relation to the acquisition period incurred, reduced by the quantity already paid.
(iii)
The fair value of the liability on that date is determined by multiplying the number of virtual shares outstanding by the fair value of the share as of each reporting period. The fair value of the share is calculated by averaging the price over the preceding 10 trading sessions on the B3 for the EMBR3 share. The amount is presented as other payables (Note 21).

(iv)	Plans fully settled in 2023.
(v)
The number of virtual shares attributed to each participant is divided into two classes, being restricted virtual shares (service condition) and performance virtual shares. Payments for the granted plans occur as follows:

Grants made until the year 2020:

•	restricted virtual shares: (i) 33% on the third anniversary of the grant date; (ii) 33% on the fourth anniversary of the grant date, and (iii) 34% on the fifth anniversary of the grant date.

•	virtual performance shares: 100% on the third anniversary of the grant.
Grants made from the year 2021 on:

•	restricted virtual shares: 100% on the third anniversary of the grant.

•	virtual performance shares: 100% on the third anniversary of the grant.

(vi)	For these plans, advances are made on each anniversary of the grant date.
26.2 Equity-settled share-based payment transactions
Eve Holding, Inc. provides its employees and those of its subsidiaries with share-based payment plans (NYSE: EVEX). To acquire the right to receive Eve Holding, Inc.’s equity instruments, participants are subject to meeting performance targets, including market conditions and service conditions, lasting
2
to
5
years.
As of December 31, 2023, the number of shares granted is 1,132,336 (2022: 917,172) and the amount recognized in equity is US$ 7.4 (2022: US$ 2.9).

F
-
5
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.	FINANCIAL INSTRUMENTS
27.1 Accounting classification and fair value of financial instruments
See accounting policy in Note 2.3.3.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an unforced transaction between market participants on the measurement date, in the principal market or, in its absence, in the most advantageous market to which the Company has access on this date.
The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in the current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.
The carrying amounts of cash and cash equivalents, accounts receivable, customer financing, other financial assets and liabilities approximate at their fair values.
The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted:
Financial investments:
discounted cash flow and market multiple.
Derivative financial instruments and warrants:
see Note 8.
Loans and financing:
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
When measuring the fair value of a financial instrument, the Company uses observable market data as much as possible. Fair values are classified into different levels in a hierarchy based on the information (inputs) used in valuation techniques, being:
Level
 1
: quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company may have access to on the measurement date.
Level
 2:
information, other than quoted prices included in Level 1, that is observable by the market for the asset or liability directly (prices) or indirectly (derived from prices).
Level
 3:
inputs, for the asset or liability, that are not based on market observable data.
There were no transfers between levels in 2023 and 2022.

F-
5
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following tables show the carrying amount and fair values of financial instruments, including their levels in the fair value hierarchy. It does not include fair value information for financial instruments not measured at fair value if the carrying amount is a reasonable approximation of fair value.

12.31.2023		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total fair value

Assets
Cash and cash equivalents	5	1,629.2	—	—	—	—	1,629.2	—	—	—	—
Financial investments	6
Public securities		66.6	—	—	—	—	66.6	—	—	—	—
Private securities		105.1	—	41.3	—	—	146.4	—	41.3	—	41.3
Investment funds		—	—	27.4	—	—	27.4	—	27.4	—	27.4
Fixed-term deposit		—	—	—	350.5	—	350.5	—	350.5	—	350.5
Others		—	—	100.8	—	—	100.8	—	—	100.8	100.8
Trade accounts receivable, net	7	221.0	—	—	—	—	221.0	—	—	—	—
Derivative financial instruments	8	—	—	17.5	—	—	17.5	—	17.5	—	17.5
Other assets		73.2	—	—	—	—	73.2	—	—	—	—
Customer and commercial financing	9	41.6	—	21.2	—	—	62.8	—	12.4	8.8	21.2

		2,136.7	—	208.2	350.5	—	2,695.4	—	449.1	109.6	558.7

Liabilities
Loans and financing	19	2,886.4	2,812.3	—	—	—	2,886.4	1,843.0	969.3	—	2,812.3
Trade accounts payable	17	787.0	—	—	—	—	787.0	—	—	—	—
Trade accounts payable supplier finance	18	37.6	—	—	—	—	37.6	—	—	—	—
Accounts payable	21	372.6	—	—	—	15.1	387.7	—	—	15.1	15.1
Lease liabilities	20.1	96.0	—	—	—	—	96.0	—	—	—	—
Derivative financial instruments	8	—	—	125.2	—	—	125.2	11.3	113.9	—	125.2

		4,179.6	2,812.3	125.2	—	15.1	4,319.9	1,854.3	1,083.2	15.1	2,952.6

12.31.2022		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total fair value

Assets
Cash and cash equivalents	5	1,816.9	—	—	—	—	1,816.9	—	—	—	—
Financial investments	6
Public securities		66.7	—	—	—	—	66.7	—	—	—	—
Private securities		105.0	—	—	—	—	105.0	—	—	—	—
Investment funds		—	—	22.8	—	—	22.8	—	22.8	—	22.8
Fixed-term deposit		178.8	—	—	194.6	—	373.4	—	194.6	—	194.6
Others		—	—	96.5	—	—	96.5	—	—	96.5	96.5
Trade accounts receivable, net	7	205.2	—	—	—	—	205.2	—	—	—	—
Derivative financial instruments	8	—	—	11.1	—	—	11.1	—	11.1	—	11.1
Other assets		60.3	—	—	—	—	60.3	—	—	—	—
Customer and commercial financing	9	101.2	—	—	—	—	101.2	—	—	—	—

		2,534.1	—	130.4	194.6	—	2,859.1	—	228.5	96.5	325.0

Liabilities
Loans and financing	19	3,196.8	3,111.0	6.4	—	—	3,203.2	2,595.8	521.6	—	3,117.4
Trade accounts payable	17	739.5	—	—	—	—	739.5	—	—	—	—
Trade accounts payable supplier finance	18	27.5	—	—	—	—	27.5	—	—	—	—
Accounts payable	21	340.0	—	—	—	31.0	371.0	—	—	31.0	31.0
Lease liabilities	21.1	71.0	—	—	—	—	71.0	—	—	—	—
Derivative financial instruments	8	—	—	97.5	—	—	97.5	7.7	89.8	—	97.5

		4,374.8	3,111.0	103.9	—	31.0	4,509.7	2,603.5	611.4	31.0	3,245.9

The information (inputs) applied in the valuation techniques used to measure the fair value of Republic Airways’ shares (Note 6) and Tempest put options (Note 21) were classified as Level 3.
In 2023, Management revised the valuation technique adopted to measure the fair value of Republic Airways shares and concluded that changing from an income approach (discounted cash flow) to a market approach would result in more adequate information.
Thus, the market comparison valuation technique (market approach) was used to measure the fair value of Republic Airways’ shares. This valuation model considers the average market multiple Enterprise Value / Earnings Before Interest, Taxes, Depreciation, and Amortization (“EV/EBITDA”) of companies comparable to Republic Airways.
In the measurement of Republic Airways’ enterprise value Earnings Before Financial Results, Taxes, Depreciation, and Amortization (Adjusted EBITDA) was adopted. The estimate is adjusted for Republic Airways’ net debt and the effect of not actively trading the shares. The significant unobservable inputs are:

•	Average market multiple.

•	Discount for lack of marketability.

F-
5
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

To measure the fair value of Tempest’s put options, the valuation technique used is discounted cash flow method (income approach). This valuation model considers the present value of the free cash flows expected to be generated by the evaluated company, taking into account a terminal value that is calculated based on a perpetuity with a certain cash flow growth.
Free cash flows are discounted at a rate calculated by the weighted average cost of capital (“WACC”). The significant unobservable inputs are:

•	Cash flow growth rate in perpetuity.

•	Discount rate (WACC).
Below, the reconciliation of the opening balances with the ending balances of Level 3 fair value measurements:

	Assets	Liabilities
At 12.31.2021	109.4	17.1

Fair value adjustment	0.8	12.8
Exchange variation	(6.3)	1.1

At 12.31.2022	103.9	31.0

Adding shares	11.5	—
Reversal	—	(17.5)
Fair value adjustment	(1.5)	(0.8)
Exchange variation	(4.3)	2.4

At 12.31.2023	109.6	15.1

Sensitivity analysis of Level 3 fair value measurements
If the possibly reasonable changes indicated below were considered in the significant unobservable inputs and other inputs were held constant, the fair value of Republic Airways’ shares and Tempest put options would be:
Republic Airways’ shares

December 31, 2023	Increase	Probable scenario	Decrease

Growth rate (6% change)	102.4	100.8	99.2
Discount rate (1% change)	103.3	100.8	98.3
Tempest put options

December 31, 2023	Increase	Probable scenario	Decrease

Growth rate (25% change)	15.6	15.1	14.7
Discount rate (4% change)	14.3	15.1	16.0
27.1.1 Financial risk management policy
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

27.1.2 Capital management
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
27.1.3 Credit risk
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
Cash and cash equivalents and financial investments
The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (
Fitch
,
Moody’s
e
Standard and Poor’s
). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.
Trade accounts receivable, and contract assets with customers
The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, which include the experience of past transactions and quantitative aspects, when applicable, based on financial information, ratings from the main credit agencies, probability of default and public information available on the market. Any increased risk and/or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.
The Company applies the simplified approach to measure the expected credit losses in relation to accounts receivable from customers that do not have a significant financing component (Note 7). In this measurement, balances are grouped by the period that the securities are outstanding and the expected loss factor is applied based on actual credit loss experiences for each period. This factor gradually increases as the security remains in default in the portfolio.
For receivables not overdue, the expected credit loss is calculated using the past 10 years’ experience and tracking prospective trends. As of December 31, 2023, the initially expected loss factor under the methodology was 2.2% (2022: 1.8%), except for the Commercial Aviation segment as explained below.
For Commercial Aviation customers, customer economic data is incorporated into the analysis of expected credit losses, which includes ratings assessed by the main credit agencies, in order to assertively capture prospective factors that may impact the receivables portfolio. The weighted forward-looking factor applied for these clients was 6.0% (2022: 7.6%).
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
The Company applies the general approach to measure losses due the expected credit loss on receivables recognized as customer financing. The expected credit loss is estimated based on the full term of the contracts, considering the probability of loss and credit risk of the counterparty, evaluated on a contract-by-contract
basis

F-
5
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

and updated on each reporting date. The fair value of contractual guarantees is considered as coverage and reduction of the risk assumed, whether partially or fully, and the provision for expected credit loss calculated by the Company’s methodology.
27.1.4 Liquidity risk
This is the risk of the Company not having enough funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments. Projections and assumptions are established to manage the liquidity of cash in US$ and R$, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company.
Exposure to liquidity risk
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.
For financial liabilities indexed to fixed rates, interest expenses were calculated based on the interest rate established in each contract. For financial liabilities indexed to floating rates, interest expenses were calculated based on the market forecast for each period.

	Book value	Total	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2023
Loans and financing	2,886.4	3,706.4	246.9	423.8	2,115.8	919.9
Trade accounts payable	787.0	787.0	787.0	—	—	—
Trade accounts payable supplier finance	37.6	37.6	37.6	—	—	—
Lease liabilities	96.0	95.9	13.8	29.4	31.6	21.1
Accounts payable	387.7	387.6	332.3	19.5	34.5	1.3
Derivative financial instruments	125.2	125.2	85.7	—	39.5	—

Total	4,319.9	5,139.7	1,503.3	472.7	2,221.4	942.3

Line of credit available
The
Company has a revolving credit line in the amount of US$ 650.0, maturing in October 2025. This revolving credit line, negotiated with 14 international financial institutions, when used, will be remunerated at SOFR + 1.50% p.a. or 1.85% p.a., depending on the Company’s corporate rating.
As of December 31, 2023, this credit line was not being used.
27.1.5 Market risk
Market risk is the risk that changes in market prices, such as interest rates and exchange rates, will affect the Company’s earnings or the value of its financial instruments. The Company uses derivatives to manage market risks (Note 8).
Interest rate risk
This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses, and/or decrease financial income, as well as negatively impacting the fair value of financial assets measured at fair value. The financial instruments subject to interest rate risk are:
Cash, cash equivalents and financial investments:
the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.
Loans and financing:
the Company monitor financial markets with the purpose of evaluating hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

F-
58

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

On December 31, 2023, the Company’s cash, cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Without derivative effect
Cash, cash equivalents and financial investments	2,190.8	94.39%	130.1	5.61%	2,320.9	100.00%
Loans and financing	2,508.1	86.90%	378.3	13.10%	2,886.4	100.00%

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
With derivative effect
Cash, cash equivalents and financial investments	2,190.8	94.39%	130.1	5.61%	2,320.9	100.00%
Loans and financing	2,508.1	86.90%	378.3	13.10%	2,886.4	100.00%
Foreign exchange rate risk
The Company’s operations most exposed to foreign exchange gains/losses are those denominated in R$ (labor costs, tax issues, local expenses, and financial investments) as well as investments in subsidiaries in currencies other than the US$.
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
The Company, in certain market conditions, may decide to protect possible future mismatches of expenses or revenues in other currencies in order to minimize the impact of exchange rate variations on results. To minimize the exchange rate risk on rights and obligations denominated in currencies other than the functional currency, the Company may contract transactions with derivative instruments.

F-
59

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Below are the amounts of financial instruments denominated in different currencies:

	12.31.2023	12.31.2022
Loans and financing
Brazilian reais	17.5	10.3
U.S. dollars	2,833.0	3,161.6
Euro	35.9	31.3

	2,886.4	3,203.2

Trade accounts payable
Brazilian reais	93.7	89.9
U.S. dollars	645.1	602.3
Euro	42.0	44.9
Other currencies	6.1	2.4

	787.0	739.5

Trade accounts payable supplier finance
Brazilian reais	18.4	7.6
U.S. dollars	19.2	19.9

	37.6	27.5

Total (1)	3,711.0	3,970.2

Cash and cash equivalents and financial investments
Brazilian reais	132.7	131.3
U.S. dollars	2,165.9	2,283.9
Euro	12.7	62.0
Other currencies	9.6	4.1

	2,320.9	2,481.3

Trade accounts receivable:
Brazilian reais	26.7	96.9
U.S. dollars	171.1	82.5
Euro	19.2	25.4
Other currencies	4.0	0.4

	221.0	205.2

Total (2)	2,541.9	2,686.5

Net exposure (1 - 2):
Brazilian reais	(29.8)	(120.4)
U.S. dollars	1,160.3	1,417.4
Euro	46.0	(11.2)
Other currencies	(7.5)	(2.1)
The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure to the currencies presented.
27.1.6 Sensitivity analysis
The sensitivity analysis on the main financial risks related to financial instruments registered on December 31, 2023 considers probable scenarios and scenarios of variations in factors that may affect the recognized value of these instruments (positive and negative variations of 25% and 50%
in comparison probable scenarios).
The table describes the effects on monetary and exchange rate variations, as well as on financial income and expenses calculated on the accounting balances recorded on December 31, 2023 if such variations in the identified risk component occurred.
However, statistical simplifications were made to isolate the variability of the risk factors in question. Consequently, the following estimates do not necessarily represent the amounts that might be determined in future consolidated financial statements. The use of different hypotheses and/or methodologies could have a material effect on the estimates presented below.

F-
6
0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Methodology
Considering the assumption that balances remain constant as compared to December 31, 2023, the Company calculates the interest and exchange variation differential for each of the projected scenarios.
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
27.1.7 Interest risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Cash equivalents and financial investments	CDI	130.1	(8.2)	(4.7)	(1.2)	2.3	5.8
Loans and financing	CDI	(4.3)	0.3	0.2	—	(0.1)	(0.2)

Net impact	CDI	125.8	(7.9)	(4.5)	(1.2)	2.2	5.6

Loans and financing	SIFMA	(20.5)	0.4	0.2	—	(0.2)	(0.4)

Net impact	SIFMA	(20.5)	0.4	0.2	—	(0.2)	(0.4)

Loans and financing	SOFR	(348.3)	9.5	4.8	0.2	(4.4)	(9.1)

Net impact	SOFR	(348.3)	9.5	4.8	0.2	(4.4)	(9.1)

Loans and financing	EURIBOR	(5.2)	0.1	—	—	(0.1)	(0.1)

Net impact	EURIBOR	(5.2)	0.1	—	—	(0.1)	(0.1)

Rates considered	CDI	11.65%	5.38%	8.06%	10.75%	13.44%	16.13%
Rates considered	SOFR	5.38%	2.66%	3.99%	5.32%	6.65%	7.98%
Rates considered	Euribor	3.84%	1.95%	2.93%	3.91%	4.88%	5.86%
Rates considered	SIFMA	3.87%	1.94%	2.90%	3.87%	4.84%	5.81%

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2023
27.1.8 Foreign exchange risk factor

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Assets
Cash, cash equivalents and financial investments	BRL	132.7	64.9	30.9	(3.0)	(36.9)	(70.8)
Other assets	BRL	310.7	151.9	72.4	(7.0)	(86.4)	(165.8)

		443.4	216.8	103.3	(10.0)	(123.3)	(236.6)
Liabilities
Loans and financing	BRL	(17.5)	(8.5)	(4.1)	0.4	4.9	9.3
Other liabilities	BRL	(412.2)	(201.5)	(96.1)	9.3	114.6	220.0

		(429.7)	(210.0)	(100.2)	9.7	119.5	229.3

Net impact		13.7	6.8	3.1	(0.3)	(3.8)	(7.3)

Exchange rate considered		4.8413	2.4750	3.7125	4.9500	6.1875	7.4250

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2023

F-
6
1

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.1.9 Derivatives contracts

			Additional variations in book balances (*)
	Risk factor	Amounts exposed at 12.31.2023	-50%	-25%	Probable scenario	+25%	+50%
Derivative designated as hedge accounting
Hedge designated as cash flow (**)	US$/R$	8.9	123.0	54.8	(4.1)	(51.6)	(112.8)
Other derivatives
Foreign exchange option	EUR/US$	(0.1)	(3.8)	(0.8)	2.3	5.4	8.4
Equity SWAP	Price - Embraer Share	8.5	(45.0)	(23.6)	(2.3)	19.1	40.5
EVE Warrants	Price - EVE share	(125.0)	78.0	44.6	—	(71.2)	(153.5)

Total		(107.7)	152.2	75.0	(4.1)	(98.3)	(217.4)

Rate considered	CDI	11.65%	5.38%	8.06%	10.75%	13.44%	16.13%
Rate considered	US$/R$	4.8413	2.4750	3.7125	4.9500	6.1875	7.4250
Rate considered	EUR/US$	1.1050	0.5500	0.8250	1.1000	1.3750	1.6500
Rate considered	Price - Embraer Share	22.3900	11.1950	16.7925	22.3900	27.9875	33.5850
Rate considered	Price - EVE share	7.3200	3.6600	5.4900	7.3200	9.1500	10.9800

(*)	The positive and negative variations of 25% and 50% were applied on the rates in effect at 12.31.2023
(**)	Effects on profit or loss for fair value hedges and equity for cash flow hedges

28.	SHAREHOLDERS’ EQUITY
28.1 Capital
The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid-up
capital as of December 31, 2023 and 2022 was US$ 1,551.6 and was comprised of 740,465,044 common shares, without par value, of which 5,832,238 shares were held in treasury.
Each common share generally empowered with one vote at general shareholders’ meeting, considering that:
(a) no shareholder or group of shareholders, Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which the Company’s share capital is divided.; and
(b) the group of foreign shareholders may not exercise, at each meeting of the General Assembly, a number of votes greater than
2/3
of the total votes that can be exercised by the Brazilian shareholders present.
28.2 Brazilian Federal Government Golden Share
The Brazilian Federal Government holds a special class ordinary share (golden share) which confers veto power on certain matters.
28.3 Treasury shares
Common shares acquired with resources from the investments and working capital reserve. This operation occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007, and corresponds to 5,832,238 common shares and US$ 28.2 as of December 31, 2023 and December 31, 2022. These shares lose voting and economic rights during the period in which they are held in treasury.
As of
December 31, 2023, the fair value of the shares held in treasury is US$ 26.9 (2022: US$ 15.9).
28.4 Revenue reserves
Revenue reserves are established in accordance with Brazilian corporate law and Embraer’s Bylaws. It is imperative that these reserves are calculated and recorded based on earnings determined as if Brazilian Reais were the presentation currency. Dividend distributions are determined in accordance with local laws and regulations and are determined as if Brazilian Reais were the presentation currency.
As of December 31, 2023, the accumulated losses attributable to owners of the Company is US$ 329.1 (2022: US$ 455.5).
Government grants:
this reserve was formed as allowed by article
195-A
of Law 6,404/1976 and corresponds to the appropriation of the portion of accumulated profits resulting from government subsidies received by the Company, which cannot be distributed to shareholders in the form of dividends, recognized in the profit or loss under the same expense item to which the grant refers. These subsidies do not incorporate the calculation basis for mandatory dividends.

F-
6
2

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Legal reserve
: constituted annually with allocation of 5% of the net
income
 for the year and cannot exceed 20% of the share capital or 30% in the sum of this reserve and capital reserves.
Reserve for investments and working capital:
this reserve has the purpose of: (i) ensuring resources for investments in permanent assets, without detriment to retained earnings under the terms of article 196 of Law 6.404/1976; (ii) reinforcement of working capital; (iii) be used in redemption, reimbursement or acquisition of shares in the Company’s capital and (iv) may be distributed to the Company’s shareholders.

29.	EARNINGS PER SHARE
The basic and diluted income per share is calculated by dividing the net income for the period attributable to the Company’s shareholders by the average number of common shares in circulation during the period, excluding common shares acquired by the Company and held as treasury shares.

	12.31.2023	12.31.2022	12.31.2021
Profit (losses) attributable to owners of Embraer	164.0	(185.4)	(44.7)

	164.0	(185.4)	(44.7)

Weighted average number of shares (in thousands)	734,633	734,633	734,730
Basic and diluted earnings (loss) per share - U.S. dollars	0.22	(0.25)	(0.06)
As of December 31, 2023, 2022 and 2021, the Company does not have potentially dilutive common shares.

30.	REVENUE FROM CONTRACTS WITH CUSTOMERS
See accounting policy in Note 2.3.16.
30.1 Revenue disaggregation by category and geographic region

12.31.2023
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,539.6	53.6	20.2	130.6	529.0	27.2	3,300.2
Long-term contracts - aircraft and development	0.8	—	67.1	123.4	266.0	—	457.3
Others	4.2	—	—	5.2	21.7	—	31.1
Service	487.7	34.1	94.0	128.7	220.6	56.5	1,021.6
Spare Parts	250.0	10.5	23.2	65.8	93.4	15.4	458.3

Total	3,282.3	98.2	204.5	453.7	1,130.7	99.1	5,268.5

12.31.2022
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,150.8	20.2	—	114.5	474.3	82.3	2,842.1
Long-term contracts - aircraft and development	—	—	—	163.2	148.9	0.3	312.4
Others	1.4	—	—	8.9	1.7	—	12.0
Service	428.8	24.6	81.2	158.4	193.6	46.2	932.8
Spare Parts	276.7	8.2	19.7	60.2	65.9	10.4	441.1

Total	2,857.7	53.0	100.9	505.2	884.4	139.2	4,540.4

12.31.2021
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,525.3	4.1	102.8	79.5	731.2	135.3	2,578.2
Long-term contracts - aircraft and development	—	—	—	202.4	117.5	0.7	320.6
Others	30.2	0.4	3.7	22.9	9.8	0.9	67.9
Service	417.8	20.9	72.9	129.7	203.3	38.9	883.5
Spare Parts	194.9	12.4	30.2	44.1	54.9	10.5	347.0

Total	2,168.2	37.8	209.6	478.6	1,116.7	186.3	4,197.2

F-
6
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

30.2 Contract assets and liabilities

	12.31.2023	12.31.2022
Contract assets	511.5	506.1

Current	509.1	505.4
Non-current	2.4	0.7
Contract assets
– US$

279.8 included in the contract assets position as of December 31, 2022, were billed and collected by the Company in 2023.
As of December 31, 2023 the expected credit loss recognized on contract assets amounts to US$ 2.7 (2022: US$ 3.6).

	12.31.2023	12.31.2022
Advances from customers - Aircraft and long-term contracts	2,337.4	1,748.8
Deferred revenue - Parts and services	203.5	215.2

Contract liabilities	2,540.9	1,964.0

Current	1,919.0	1,469.0
Non-current	621.9	495.0
Contract liabilities
– Out of the total balances of contract liabilities as of December 31, 2022, US$ 1,281.2 were recognized as revenues in 2023.
30.3 Performance obligations
The Company has a portfolio of firm orders (“Backlog”), whose performance obligations are unsatisfied or partially satisfied. The amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) as of December 31, 2023 was US$ 18.7 billion (2022: US$ 17.5 billion), out of which US$ 17.2 billion (2022: US$ 15.5 billion) is expected to be satisfied in the next 5 years, as estimated by the Company.

31.	EXPENSES BY NATURE

			12.31.2023	12.31.2022	12.31.2021
As presented in the statements of profit or loss:
Cost of sales and services			(4,358.9)	(3,628.2)	(3,537.6)
Administrative			(204.9)	(184.9)	(153.2)
Selling			(314.7)	(274.4)	(226.4)

			(4,878.5)	(4,087.5)	(3,917.2)

Expenses by nature:
General manufacturing costs	(i	)	(3,632.1)	(2,997.2)	(3,059.6)
Depreciation			(109.8)	(106.6)	(122.0)
Amortization			(131.9)	(103.7)	(86.6)
Personnel expenses			(774.5)	(669.3)	(493.6)
Marketing and sales expenses			(81.0)	(64.1)	(47.6)
Services rendered by third parties			(79.8)	(74.5)	(82.2)
Miscellaneous	(ii	)	(69.4)	(72.1)	(25.6)

			(4,878.5)	(4,087.5)	(3,917.2)

(i)	Refers to costs of materials and general manufacturing expenses and provision service.
(ii)	Refers mainly to expenses with insurance, taxes and fees.

F-
6
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

32.	OTHER EXPENSES, NET

			12.31.2023	12.31.2022	12.31.2021
Corporate projects	(i	)	(85.9)	(78.2)	(59.4)
Expenses system project	(ii	)	(20.2)	(1.4)	(10.8)
Taxes on other sales			(19.5)	(15.5)	(23.7)
Aircraft maintenance and flights costs - fleet			(7.8)	(5.6)	(7.8)
Flight safety standards			(5.9)	(3.6)	(3.1)
Training and development			(3.8)	(2.0)	(1.5)
Residual value of fixed assets disposed			(1.8)	(12.8)	(10.5)
Product modification			(2.4)	(2.3)	(2.7)
Environmental provision			(1.3)	(0.5)	—
Warrants -EVEX	(ii i	)	—	(158.2)	—
Listing expenses - EVEX	(i v	)	—	(135.7)	—
Restructuring expenses	(v	)	—	(36.9)	(31.8)
Transaction costs - EVEX	(v i	)	—	(11.5)	—
Impairment of assets			—	—	11.2
Fair value changes - Republic Airways shares			4.3	1.7	39.1
Reversal (Provision) for contingencies			2.5	(7.4)	22.1
Contractual fines revenue			8.2	17.8	6.1
Other sales			9.1	12.8	7.3
Defense billing tax			14.9	—	—
Royalties			19.1	10.4	16.5
Recovery of expenses			18.8	—	—
Tax credits	(vi i	)	29.9	1.0	—
Sale of interest in subsidiary	(v i ii	)	36.6	(5.6)	—
Others			(0.4)	(11.0)	(0.8)

			(5.6)	(444.5)	(49.8)

(i)	Corporate project expenses mainly relate to disbursements with corporate initiatives associated with efficiency and restructuring of processes, information technology, and legal demands.

(ii)	System project expenses include spending on initiatives related to systemic improvements and cyber security.

(iii)	Initial recognition of the warrants issued by Eve Holding , Inc. (Note 8) covered by the Business Combination Agreement (“BCA”), which became exercisable on May 9, 2022.

(iv)	Listing Expenses - EVEX are non-cash expenses, based on the difference between the value of Zanite’s identifiable net assets against the fair value of financial instruments issued by EVEX.

(v)
Restructuring expenses include expenses incurred by the Company as part of the corporate restructuring project started in 2021 and ended in 2022 with the reintegration of Commercial Aviation, including expenses related to excess manufacturing capacity, mainly wages, during the collective vacation period that occurred in January 2022 to complete the reintegration process.

(vi)
Transaction costs - EVEX
 are the direct expenses attributable to the Business Combination such as law firms, auditors, banks, and other services associated with carrying out the transaction. All transaction costs considered non-incremental
were recognized in
o
ther expenses.

(vii)	In 2023, the Company recognized US$ 24.2 in tax credits related to the applicability of certain constitutional principles to a limitation on the benefits of the REINTEGRA regime.

(viii)	In 2023, it refers to the gain from the sale of AllowMe. For additional information, see Note 1.1.6.

F-
6
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

33.	FINANCIAL EXPENSES, NET

	12.31.2023	12.31.2022	12.31.2021
Financial income:
Warrants	—	62.9	—
Interest on cash and cash equivalents and financial	105.8	43.8	17.9
Interest on receivables	13.7	4.2	3.1
Financial structuring	8.3	—	—
Residual value guarantee	—	—	52.0
Phantom shares (LTI)	—	5.0	—
Derivative financial instruments	—	5.2	—
Others	0.8	0.8	1.8

Total financial income	128.6	121.9	74.8

Financial expenses:
Warrants	(29.6)	—	—
Interest	(213.7)	(204.6)	(240.7)
IOF - (tax on financial transactions)	(12.2)	(2.1)	(0.9)
Interest on taxes, social charges and contributions	(7.3)	(6.8)	(3.2)
Financial restructuring costs	(3.2)	(12.1)	(2.4)
Phantom shares (LTI)	(31.4)	—	(17.7)
Others	(24.5)	(19.8)	(9.3)

Total financial expenses	(321.9)	(245.4)	(274.2)

Financial expenses, net	(193.3)	(123.5)	(199.4)

34.	FOREIGN EXCHANGE GAIN (LOSS), NET

	12.31.2023	12.31.2022	12.31.2021
Monetary and foreign exchange variations
Assets:
Tax credits	10.8	3.4	(14.2)
Trade accounts receivable and contract assets	11.8	41.6	(1.9)
Cash and cash equivalents and financial investments	(10.0)	4.4	2.4
Others	8.9	(12.3)	4.0

	21.5	37.1	(9.7)

Liabilities:
Loans and financing	(0.4)	0.3	3.9
Contract liabilities	(0.3)	—	(1.0)
Provisions	(14.5)	(6.5)	12.3
Taxes and charges payable	(3.2)	(1.4)	4.0
Other payables	(1.0)	(6.6)	5.9
Suppliers	(7.5)	(1.0)	(2.7)
Provisions for contingencies	(4.3)	(2.1)	3.2
Others	2.6	5.0	5.5

	(28.6)	(12.3)	31.1

Net monetary and foreign exchange variations	(7.1)	24.8	21.4

Derivative financial instruments	6.6	3.4	4.1

Foreign exchange gain (loss), net	(0.5)	28.2	25.5

F-
6
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

35.	RESPONSIBILITIES AND COMMITMENTS
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

36.	OPERATING SEGMENTS
The Management defined the Company’s operating segments based on the reports used for strategic decision making, reviewed by the chief operating decision-maker.
The chief operating decision-maker is the Chief Executive Officer, who carries out his analysis of the business based on the Company’s consolidated operating results, considering both the geographical perspective and the product sold. Geographically, Management considers the performance of Brazil, North America, Europe, Latin America (except Brazil), and Asia Pacific. From a product perspective, Management considers the activities of Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and Other Segments.
In general, balances and transactions that are not directly allocated to a specific operating segment, but contribute to its operation, such as expenses with corporate areas, are appropriated on a pro-rata
basis using the revenue from each segment as an allocation factor.
As a result of changes in the internal corporate structure and the way the chief operating decision maker allocates the resources and monitors the business performance, the following change was performed in the presentation of segment information:

•	Cybersecurity operations held by Tempest are no longer part of the Defense & Security segment. From the first quarter of 2023, these operations have been reported in Other Segments.
Due to the change mentioned, the operating segment information for the comp ara
tive period ended December 31, 2022 has been recast for consistency of presentation.
36.1 Commercial Aviation segment
The Commercial Aviation segment mainly involves the development, production, and sale of commercial jets:

•	E-Jets 175 E1: aircraft with 70 to 90 seats.

•	E-Jets E2: aircraft with 88 to 146 seats.
36.2 Defense & Security segment
This segment mainly includes the development and production of
C-390
Millennium and
A-29
Super Tucano, both military aircraft.
Other activities are also considered segment operations mainly involve research, development of software and integrated information systems, communications, border monitoring and surveillance, space systems (satellites), aircraft modernization services and services support, development and manufacture of radars and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems (C4ISR).
36.3 Executive Aviation segment
The Executive Aviation segment comprises the development, production, and sale of executive jets, including the Phenom and Praetor models.

F-
6
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

36.4 Services & Support segment
This business unit focused on providing a complete portfolio of solutions for operators of Embraer aircraft and products in Commercial Aviation, Executive Aviation, and Defense & Security segments.
The main services offered are field support, technical support, flight operations solutions, aircraft modification, materials management, optimized maintenance solutions, and training programs.
36.5 Other Segments
The activities reported under Other Segments refer to businesses with no material impact on the results presented in these financial statements:

•	Supply of structural parts and hydraulic systems and production of agricultural crop-spraying aircraft.

•	Development and certification of eVTOLs, creation of a maintenance and service network for eVTOLs and creation of an air traffic control system for eVTOLs (UAM Business), through Eve Air Mobility.

•	Development and manufacturing of electrical propulsion systems for aeronautical use, including vertical take-off and landing vehicles and fixed-wing aircraft.

•
Cybersecurity activities through Tempest, it provides cybersecurity solutions for the civil market, government and defense. Cybersecurity solutions include specialized cybersecurity diagnostics, architecture and implementation services, as well as software and technical products for controlling and defending environments.

Result by segment

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5	—	5,268.5
Cost of sales and services	(1,698.3)	(429.6)	(1,134.8)	(1,039.0)	(57.2)	(4,358.9)	—	(4,358.9)
Gross profit	148.5	85.8	273.4	378.6	23.3	909.6	—	909.6
Operating income (expense)	(124.6)	(57.5)	(146.6)	(163.4)	(55.9)	(548.0)	(47.1)	(595.1)
Operating profit before financial income (expense)	23.9	28.3	126.8	215.2	(32.6)	361.6	(47.1)	314.5
Financial income (expense), net							(193.3)	(193.3)
Foreign exchange loss, net							(0.5)	(0.5)
Profit before taxes on income								120.7
Income tax benefit							43.6	43.6

Profit for the period								164.3

12.31.2022 (Recast)
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4	—	4,540.4
Cost of sales and services	(1,382.3)	(326.9)	(953.2)	(912.5)	(53.3)	(3,628.2)	—	(3,628.2)
Gross profit	161.6	85.7	291.2	354.2	19.5	912.2	—	912.2
Operating income (expense)	(145.5)	(76.4)	(141.5)	(203.4)	(386.4)	(953.2)	(69.5)	(1,022.7)
Operating profit before financial income (expense)	16.1	9.3	149.7	150.8	(366.9)	(41.0)	(69.5)	(110.5)
Financial income (expense), net							(123.5)	(123.5)
Foreign exchange loss, net							28.2	28.2
Loss before taxes on income								(205.8)
Income tax benefit							2.3	2.3

Loss for the period								(203.5)

12.31.2021
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2	—	4,197.2
Cost of sales and services	(1,263.9)	(488.4)	(923.4)	(827.6)	(34.3)	(3,537.6)	—	(3,537.6)
Gross profit	52.5	106.0	206.7	304.6	(10.2)	659.6	—	659.6
Operating income (expense)	(57.1)	(89.0)	(76.9)	(143.2)	(23.1)	(389.3)	(69.0)	(458.3)
Operating profit before financial income (expense)	(4.6)	17.0	129.8	161.4	(33.3)	270.3	(69.0)	201.3
Financial income (expense), net							(199.4)	(199.4)
Foreign exchange gain (loss), net							25.5	25.5
Profit before taxes on income								27.4
Income tax expense							(70.9)	(70.9)

Loss for the period								(43.5)

Unallocated items from operating income (expense) include certain corporate demands not directly related to the operating segments. In 2021 and 2022 these expenses also included expenses incurred as part of the corporate restructuring of the Company (Note 32 (iv)).

8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise
stated

Revenue by geographic area and operating segment

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,489.4	1.0	1,054.1	737.8	—	3,282.3
Europe	293.8	304.9	226.9	305.1	—	1,130.7
Asia Pacific	—	67.1	20.1	117.3	—	204.5
Latin America, except Brazil	32.2	—	21.4	44.6	—	98.2
Brazil	4.2	141.9	85.7	141.4	80.5	453.7
Others	27.2	0.5	—	71.4	—	99.1

Total	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5

12.31.2022 (Recast)
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,234.7	2.9	914.1	706.0	—	2,857.7
Europe	234.9	194.0	212.6	242.8	0.1	884.4
Asia Pacific	—	3.6	—	97.3	—	100.9
Latin America, except Brazil	—	1.4	20.0	31.6	—	53.0
Brazil	2.4	210.2	87.8	132.1	72.7	505.2
Others	71.9	0.5	9.9	56.9	—	139.2

Total	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4

12.31.2021
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total

North America	687.6	58.1	807.2	614.0	1.3	2,168.2
Europe	494.5	158.7	229.1	234.4	—	1,116.7
Asia Pacific	3.3	80.8	27.6	97.9	—	209.6
Latin America, except Brazil	—	3.0	4.1	30.7	—	37.8
Brazil	1.8	285.8	62.1	106.1	22.8	478.6
Others	129.2	8.0	—	49.1	—	186.3

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

F-
69

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Revenue by category and operating segment

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,834.1	13.2	1,408.2	—	44.7	3,300.2
Long-term contracts - aircraft and development	—	457.3	—	—	—	457.3
Others	12.7	—	—	17.7	0.7	31.1
Service	—	41.3	—	956.3	24.0	1,021.6
Spare Parts	—	3.6	—	443.6	11.1	458.3

Total	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5

12.31.2022 (Recast)
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,540.6	26.0	1,244.4	—	31.1	2,842.1
Long-term contracts - aircraft and development	—	312.4	—	—	—	312.4
Others	3.3	6.5	—	1.4	0.8	12.0
Service	—	59.5	—	838.1	35.2	932.8
Spare Parts	—	8.2	—	427.2	5.7	441.1

Total	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4

12.31.2021
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,313.2	148.8	1,098.7	—	17.5	2,578.2
Long-term contracts - aircraft and development	—	320.6	—	—	—	320.6
Others	3.2	23.2	31.4	8.7	1.4	67.9
Service	—	87.9	—	795.6	—	883.5
Spare Parts	—	13.9	—	327.9	5.2	347.0

Total	1,316.4	594.4	1,130.1	1,132.2	24.1	4,197.2

Assets by operating segment

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	544.9	176.1	447.5	594.0	8.2	1,770.7	—	1,770.7
Intangible assets	1,191.4	92.9	905.2	31.0	82.6	2,303.1	27.9	2,331.0

Total	1,736.3	269.0	1,352.7	625.0	90.8	4,073.8	27.9	4,101.7

12.31.2022 (Recast)
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	542.8	193.2	396.5	510.3	6.4	1,649.2	—	1,649.2
Intangible assets	1,193.3	69.4	881.3	9.0	44.3	2,197.3	49.2	2,246.5

Total	1,736.1	262.6	1,277.8	519.3	50.7	3,846.5	49.2	3,895.7

Assets by geographic area

12.31.2023
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	399.2	336.1	69.6	965.8	1,770.7
Intangible assets	158.5	55.3	—	2,117.2	2,331.0

Total	557.7	391.4	69.6	3,083.0	4,101.7

12.31.2022
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	351.1	263.0	69.0	966.1	1,649.2
Intangible assets	107.8	45.3	—	2,093.4	2,246.5

Total	458.9	308.3	69.0	3,059.5	3,895.7

F-
7
0

Embraer S.A.
Notes to the Consolidated Financial S
tatements
In millions of U.S. dollar, unless otherwise stated

37.	SUBSEQUENT EVENTS
In March 2024, the Company liquidated, in advance, the following loans and financings:

•	principal amount of US$ 100 million maturing in 2027 and interest at SOFR 6M + 2.6% p.a.

•	principal amount of US$ 160 million maturing in 2028 and interest at SOFR 12M + 1.8% p.a.
The total cash outflow amounts to US$ 274.9 million, including a fee of US$ 2.3 million recognized in profit or loss as financial expenses.
* * *

1